Form 20-F
period 2002-12-31
ASML HOLDING NV
filed 2003-03-14
CIK 937966

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  for the fiscal year ended December 31, 2002

                         Commission file number 025566
                            ______________________

                               ASML HOLDING N.V.
            (Exact Name of Registrant as Specified in Its Charter)

                                THE NETHERLANDS
                (Jurisdiction of Incorporation or Organization)
                            ______________________

                                  DE RUN 1110
                               5503 LA VELDHOVEN
                                THE NETHERLANDS
                   (Address of Principal Executive Offices)
                            ______________________

              Securities registered or to be registered pursuant
                         to Section 12(b) of the Act:
                                     None
                               (Title of Class)

              Securities registered or to be registered pursuant
                         to Section 12(g) of the Act:
                                Ordinary Shares
                      (nominal value Eur 0.02 per share)
                               (Title of Class)

             Securities for which there is a reporting obligation
                    pursuant to Section 15(d) of the Act:
                                     None
                               (Title of Class)
                            ______________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        482,182,485 Ordinary Shares (nominal value Eur 0.02 per share)
           23,100 Priority Shares (nominal value Eur 0.02 per share)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes |X|   No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 |_|   Item 18 |X|

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                Richard A. Ely
                   Skadden, Arps, Slate, Meagher & Flom LLP
                        One Canada Square, Canary Wharf
                            London E14 5DS England


                               TABLE OF CONTENTS


PART I
------

ITEM 1.      Identity of Directors, Senior Management and Advisors..........................................1

ITEM 2.      Offer Statistics and Expected Timetable........................................................1

ITEM 3.      Key Information................................................................................1

ITEM 4.      Information on the Company.....................................................................10

ITEM 5.      Operating and Financial Review and Prospects...................................................17

ITEM 6.      Directors, Senior Management and Employees.....................................................29

ITEM 7.      Major Shareholders and Related Party Transactions..............................................33

ITEM 8.      Financial Information..........................................................................34

ITEM 9.      The Offer and Listing..........................................................................35

ITEM 10.     Additional Information.........................................................................36

ITEM 11.     Quantitative and Qualitative Disclosures About Market Risk.....................................42

ITEM 12.     Description of Securities Other Than Equity Securities.........................................43


PART II
-------
ITEM 13.     Defaults, Dividend Arrearages and Delinquencies................................................44

ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds...................44

ITEM 15.     Controls and Procedures........................................................................44

ITEM 16.     Reserved.......................................................................................44


PART III
--------
ITEM 17.     Financial Statements...........................................................................45

ITEM 18.     Financial Statements...........................................................................45

ITEM 19.     Exhibits.......................................................................................45


               Special Note Regarding Forward-Looking Statements

         In addition to historical information, this annual report on Form 20-F contains and incorporates by reference statements relating to our future business and/or results. These statements include certain projections and business trends that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under Item 3.D. --"Risk Factors" and those detailed from time to time in our other filings with the Securities and Exchange Commission (the "Commission"). These forward-looking statements are made only as of the date of this annual report on Form 20-F. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

                     Presentation of Financial Information

         In May 2001, we consummated our merger with Silicon Valley Group, Inc. ("SVG"), now part of ASML US, Inc. ("ASML US"). The merger is accounted for under the "pooling of interests" method. Therefore, the Consolidated Financial Statements of ASML Holding N.V. ("ASML" or the "Company") for each of the three years ended December 31, 2002, the Selected Financial Information for each of the five years ended December 31, 2002 and the financial and operational information presented in this annual report on Form 20-F reflect the combination of financial statements for ASML's historical operations with those of SVG. In conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), the comparative figures for the twelve months ended December 31, 2001 and December 31, 2000 reflect the combined annual results of the fiscal years of ASML and SVG. Because SVG's fiscal reporting period prior to the merger differed from ASML's fiscal reporting period, comparative figures for fiscal year 2000 contain the results of ASML's historical operations for the twelve months ended December 31, 2000 and the results of SVG's historical operations for the twelve months ended September 30, 2000.

         On December 18, 2002, ASML announced the proposed divestiture of its Thermal business, including related customer support activities, and the termination of its activities in the Track business. As a result of this decision, our Consolidated Financial Statements for each of the three years ended December 31, 2002, our Selected Financial Information for each of the five years ended December 31, 2002 and the financial and operational information presented in this annual report on Form 20-F have been retroactively adjusted to present these businesses as discontinued operations, instead of as a separate segment as they had previously been reported.


ITEM 1.         Identity of Directors, Senior Management and Advisors

         Not applicable


ITEM 2.         Offer Statistics and Expected Timetable

         Not applicable


ITEM 3.         Key Information


A.       Selected Consolidated Financial Data

         The following consolidated financial data should be read in conjunction with Item 5--"Operating and Financial Review and Prospects" and
Item 18--"Financial Statements".


Five-Year Financial Summary (1)

Years ended December 31                                  1998        1999        2000        2001         2002
(in thousands, except per share data)                    EUR          EUR         EUR         EUR         EUR

Consolidated statements of operations data
Net sales ........................................     1,110,606    1,518,027  2,672,630   1,589,247   1,958,672
Cost of sales ....................................       706,606    1,028,221  1,571,816   1,558,234   1,491,068
------------------------------------------------------------------------------------------------------------------

Gross profit on sales                                    404,000      489,806  1,100,814      31,013     467,604
Research and development costs ...................       181,560      234,378    327,015     347,333     324,419
Research and development credits .................       (29,964)     (38,815)   (24,983)    (16,223)    (26,015)
Selling, general and administrative expenses.....        142,032      186,638    256,513     245,962     263,243
Restructuring and merger and acquisition costs ...         1,563         (283)         0      44,559           0
------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                  108,809      107,888    542,269    (590,618)    (94,043)
Minority interest in net result from subsidiaries.                                (3,205)      3,606           0
Interest income (expense), net....................         6,632        1,009     12,593      (7,207)    (36,781)
------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations
before income taxes ..............................       115,441      108,897    551,657    (594,219)   (130,824)
(Provision for) benefit from income taxes ........       (40,687)     (34,526)  (167,923)    179,017      42,779
Cumulative effect of accounting changes net of tax             0            0     (2,676)          0           0
------------------------------------------------------------------------------------------------------------------

Net income (loss) from continuing operations .....        74,754       74,371    381,058    (415,202)    (88,045)
Loss from discontinued operations
before income taxes ..............................       (49,934)     (25,270)    (3,685)   (103,001)   (183,624)
Benefit from income taxes ........................        24,969        8,087        674      39,211      63,846
------------------------------------------------------------------------------------------------------------------

Net loss from discontinued operations ............       (24,965)     (17,183)    (3,011)    (63,790)   (119,778)
------------------------------------------------------------------------------------------------------------------
Net income (loss) ................................        49,789       57,188    378,047    (478,992)   (207,823)


Basic net income (loss) from continuing operations
per ordinary share(2).............................          0.16         0.16       0.83       (0.89)      (0.18)
Basic net loss from discontinued operations
per ordinary share(2).............................         (0.05)       (0.04)     (0.01)      (0.14)      (0.26)
Basic net income (loss) per ordinary share(2).....          0.11         0.12       0.82       (1.03)      (0.44)
Diluted net income (loss) per ordinary share(2)...          0.11         0.12       0.78       (1.03)      (0.44)

Number of ordinary shares used in computing
per share amounts (in thousands)
Basic ............................................       456,216      458,542    461,887     465,866     476,866
Diluted...........................................       458,811      462,682    483,127    465,866(3)  476,866(3)

__________________

(1) The selected consolidated data has been retroactively adjusted to reflect the effects of our decision in December 2002 to discontinue our Track and Thermal businesses.

(2) All net income (loss) per ordinary share amounts have been retroactively adjusted to reflect the two-for-one stock split in May 1998 and the three-for-one stock split in April 2000, as well as the issuance of 47,139,000 shares in connection with the May 2001 merger with SVG, which was accounted for as a pooling of interests.

(3) The calculation of the number of ordinary shares used in computing diluted net income per ordinary share in 2001 and 2002 does not assume conversion of ASML's outstanding 5.75 percent convertible subordinated bonds due 2006 or 4.25 percent convertible subordinated bonds 1999 due 2004, and does not assume conversion of options issued under ASML's stock compensation plans, as such conversions would have an anti-dilutive effect.


As of December 31                                         1998        1999         2000        2001       2002
(in thousands)                                             EUR         EUR         EUR         EUR         EUR

Consolidated balance sheet data
Working capital ......................................    969,113    1,550,886   2,145,378   1,822,711  1,662,570
Total assets .........................................  1,557,185    2,397,926   3,432,972   3,643,840  3,301,688
Long-term liabilities, less current portion...........    281,856      821,201     868,540   1,554,544  1,099,882
Total shareholders' equity ...........................    978,543    1,129,900   1,666,212   1,226,287  1,315,516


Years ended December 31                                   1998        1999         2000        2001       2002
(in thousands, except per share data)                      EUR         EUR         EUR         EUR         EUR

Consolidated statements of cash flows data
Purchases of property, plant and equipment............  (155,052)    (126,057)   (181,007)   (312,857)  (138,587)
Depreciation, amortization and impairment.............     56,366       77,773     111,133     138,959    186,686
Net cash provided by (used in) operating activities...   (26,542)       28,198     250,744   (199,615)   (54,151)
Net cash used in investing activities ................  (117,456)    (150,269)   (151,886)   (326,095)   (79,852)
Net cash provided by financing activities ............    275,355      553,154      34,198     664,290     21,427
Net cash used in discontinued operations .............   (18,969)     (40,566)    (45,048)    (69,815)  (127,473)
Net increase (decrease) in cash and cash equivalents .    109,124      430,511     248,812    (73,522)  (241,918)

Ratios and other data
Increase (decrease) in net sales from
     continuing operations (in percent) ..............      (0.1)         36.7        76.1      (40.5)       23.2
Gross profit from continuing operations
     as a percentage of net sales ....................       36.4         32.3        41.2         2.0       23.9
Operating income (loss) from continuing
     operations as a percentage of net sales .........        9.8          7.1        20.3      (37.2)      (4.8)
Net income (loss) from continuing operations
     as a percentage of net sales ....................        6.7          4.9        14.3      (26.1)      (4.5)
Shareholders' equity as a percentage of total assets .       62.8         47.1        48.5        33.7       39.8
Backlog of systems (in units) at year-end
     for continuing operations .......................         85          206         365         117        103
Sales  of systems from continuing operations
     (in units) ......................................        223          267         455         197        205
Number of employees at year-end
     for continuing operations .......................      4,259        4,889       6,628       6,039      5,971
Stock price ASML at year end .........................       8.62        36.76       24.19       19.52       7.96
Volatility % ASML stock (260 days)(4).................      98.5%        99.7%       80.0%       71.0%      89.0%

____________________

(4) Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam, N.V. during the respective years, as measured over the last 260 business days of the year. (Source: Bloomberg)


Exchange Rate Information

         We publish our consolidated financial statements in euro. The comparative balances reported in euro depict the same trends as would have been presented if we had continued to present balances in Dutch Guilders. Balances for periods prior to January 1, 1999 have been restated based on the fixed exchange rate set by the Council of the European Union (EUR 1.00 to NLG 2.20371). These are not comparable to the balances of other companies that report in euro having restated amounts from a currency other than Dutch Guilders.

         In this Annual Report, references to "EUR" or "euro" are to euro and references to "$", "dollars", "U.S. dollars" or "USD" are to United
States dollars. Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2002 have been translated into United States dollars using the exchange rate in effect on December 31, 2002 of USD 1.00 = EUR 0.9536. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

         Historically, a significant portion of our revenues and expenses has been denominated in currencies other than the euro or the Guilder equivalent. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5--"Operating and Financial Review and Prospects--Foreign exchange management" and Note 1 to our Consolidated Financial Statements.

         The following are the noon buying rates certified by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") expressed in euro per U.S. dollar.

Calendar Period                    Period End     Average(1)      High      Low
---------------                    ----------     ----------      ----      ---

1998(2)...........................    0.85          0.90          0.95     0.83
1999..............................    0.99          0.94          1.00     0.85
2000..............................    1.07          1.09          1.21     0.97
2001 .............................    1.12          1.12          1.19     1.05
2002 .............................    0.95          1.05          1.16     0.95
2003 (through March 7)............    0.91          0.93          0.97     0.91

________________________
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.
(2) Beginning on January 4, 1999, the Federal Reserve Bank of New York began reporting the euro/dollar exchange rate in place of the individual currencies of the European Union member states participating in the euro. Prior year data have been restated based on the fixed exchange rate of EUR 1.00 to NLG 2.20371.


Monthly high and low euro per U.S. dollar exchange rates        High       Low
-----------------------------------------------------------     ----       ---
September 2002..............................................    1.03       1.00
October 2002................................................    1.03       1.01
November 2002...............................................    1.01       0.99
December 2002...............................................    1.01       0.95
January 2003................................................    0.96       0.92
February 2003...............................................    0.94       0.92
March 2003 (through March 7)................................    0.92       0.91


B.       Capitalization and Indebtedness

         Not applicable


C.       Reasons for the Offer and Use of Proceeds

         Not applicable


D.       Risk Factors

         In conducting our business, we face many risks that may interfere with our business objectives. Some of those risks relate to our operational processes while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business and results of operations. Some of the more relevant risks are described below.


Risks Related to the Semiconductor Industry

     The Semiconductor Industry is Currently Experiencing a Period of Contraction, the Length and Extent of Which Cannot Be Forecast

         Adverse conditions in the semiconductor market have caused a number of semiconductor manufacturers to reduce their capital expenditures or delay expansion or construction of manufacturing facilities. This has resulted in decreased demand for our products, unanticipated rescheduling of ordered products and cancellation of previously placed orders. The performance of the semiconductor market in the short-term is difficult to predict, but continued difficult market conditions would likely have a material adverse effect on our business, financial condition and results of operations.

     The Semiconductor Industry is Highly Cyclical and We May Be Adversely Affected by Any Future Downturns

         Our business and operating results have been materially adversely affected by the current downturn and could be similarly affected by any future downturns in the semiconductor industry and by related fluctuations in the demand for capital equipment. Sales of our photolithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

         o the current and anticipated market demand for semiconductors and for products utilizing semiconductors;

         o    semiconductor prices;

         o    semiconductor production costs; and

         o    general economic conditions.

         Historically, the semiconductor market has been highly cyclical and has experienced recurring periods of oversupply, resulting in significantly reduced demand for capital equipment, including advanced photolithography projection systems such as the wafer steppers and Step & Scan systems we produce. Despite this cyclicality, we must maintain significant levels of research and development expenditures in order to maintain our competitive position. We do not intend to reduce this level of spending in response to the short- to medium-term cyclical nature of the semiconductor industry.

         We expect that the semiconductor industry will experience future downturns. We cannot predict the timing, duration or severity of any future downturn or the corresponding adverse effect on our business, financial condition or results of operations.


     Our Business Will Suffer if We Do Not Respond Rapidly to the Commercial and Technological Changes in the Semiconductor Industry

     The semiconductor manufacturing industry is subject to:

         o    rapid technological change;

         o    frequent new product introductions and enhancements;

         o    evolving industry standards;

         o    changes in customer requirements; and

         o    continued shortening of product life cycles.

         Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our research and development programs and timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices on a timely basis, our customers will not integrate the systems into the planning and design of new fabrication facilities and upgrades of existing facilities.

         Our development and initial production and installation of systems and enhancements thereof generally are accompanied by design and production delays and related costs of a nature typically associated with the introduction and full-scale production of very complex capital equipment. While we expect and plan for a corresponding learning curve effect in the product development cycle, the time and expense required to overcome these initial problems cannot be predicted with precision.

     We Face Intense Competition

         The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are the technical performance characteristics of a photolithography system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. In addition, we believe that an increasingly important factor affecting our ability to compete is the strength and breadth of our portfolio of patents and other intellectual property rights relative to those of our competitors. This is due, in part, to the significant decline in the overall size of the market for photolithography systems that has occurred since the beginning of 2001. We believe this decline has resulted in increased competition for market share through the aggressive prosecution of patents to prevent competitors from using and developing their technology. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis. See Item 4.B. -- "Business Overview -- Intellectual Property" and Note 14 (Legal Contingencies) to our Consolidated Financial Statements.

         The cost to develop new systems, in particular photolithography systems, is extremely high. The photolithography equipment industry is characterized by the dominance of a few suppliers. ASML's primary competitors are Nikon Corporation ("Nikon") and Canon Kabushika Kaisha ("Canon"). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant proportion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate, and ASML has sold a relatively limited number of systems to Japanese customers.

         Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each has stated that it will introduce new products with improved price and performance characteristics that will compete directly with our products, which may cause a decline in our sales or loss of market acceptance for our photolithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could lead to intensified price-based competition in those markets that account for the majority of our sales, resulting in lower prices and margins and a negative impact on our business, financial condition and results of operations.


Risks Related to ASML

     The Number of Systems We Can Produce is Limited by Our Dependence on a Limited Number of Suppliers of Key Components

         We rely on outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these subassemblies and components.

         The number of photolithography systems we have been able to produce has occasionally been limited by the production capacity of Carl Zeiss SMT AG ("Zeiss"). Zeiss is our sole supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers. The failure of Zeiss to maintain and increase production levels or our inability to maintain our business relationship with Zeiss in the future could result in our inability to fulfill orders, which could damage relationships with current and prospective customers and have an adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct much of our business.

         In addition to Zeiss' current position as our sole supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as "deep UV", used in our high resolution steppers and Step & Scan systems, are available from only a limited number of suppliers.

         Although the timeliness, yield and quality of deliveries to date from our remaining subcontractors generally have been satisfactory, manufacturing certain of these components and subassemblies is an extremely complex process and delays caused by suppliers may occur in the future. A prolonged inability to obtain adequate deliveries, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to ship our products in a timely fashion, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and operating results.

     A High Percentage of Net Sales is Derived from a Few Customers

         Historically, we have sold a substantial number of lithographic systems to a limited number of customers. In 2002, sales to one customer accounted for EUR 377 million, or 19 percent of net sales, compared to EUR 202 million, or 12.7 percent of net sales, in 2001. While the composition of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year and foresee further concentration of customers in future periods. The loss of any significant customer or any reduction in orders by a significant customer may have an adverse effect on our business, financial condition, results of operations and the market price of our shares.

         As a result of the limited number of customers, credit risk on receivables is concentrated. Our three largest customers accounted for 42.2 percent of accounts receivable in 2002, compared to 35.1 percent in 2001. Current market conditions have increased the risk of business failure for our customers. Business failure of one of our main customers may result in adverse effects on our financial condition and results of operations.


     The Pace of Introduction of Our New Products is Accelerating and is Accompanied by Potential Design and Production Delays and by Significant Costs

         The development and initial production, installation and enhancement of the systems we produce are accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacture of complex capital equipment. While we expect and plan for a corresponding learning curve effect in our product development cycle, we cannot precisely predict the time and expense required to overcome these initial problems and to ensure reliability and performance to specifications. There is a risk that we may not be able to introduce or bring to full-scale production new products quickly enough to offset declines in demand for our older products. Moreover, the accelerating pace of technological change and shorter product life cycles are resulting in increases in our expenditures, including greater capital expenditure and working capital requirements, as well as increases in indirect overhead expenses. This, in turn, has made it necessary for us to increase our sales volumes in order to maintain operating margins.


     We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products

         We derive most of our revenues from the sale of a relatively small number of lithographic equipment systems (205 units in 2002 and 197 units in 2001), with an average selling price of EUR 9.1 million in the second half of 2002. As a result, the timing of recognition of revenue from a small number of transactions may have a significant impact on our net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

         o    unanticipated shipment rescheduling;

         o    cancellation by customers;

         o    unexpected manufacturing difficulties; and

         o    delays in deliveries by suppliers

may cause net sales in a particular reporting period to fall significantly below our expectations, which would, in turn, adversely affect our operating results for that period.


     Quarterly Reporting May Increase the Volatility of Our Earnings Figures

         We have announced our intention to publish financial results on a quarterly basis, commencing with the first quarter of 2003. In light of our dependence on the sale of a relatively small number of products, described in the preceding risk factor, our commencement of quarterly earnings announcements may increase the apparent volatility of our earnings figures as compared to our historical practice of semi-annual earnings announcements.

     Failure to Adequately Protect the Intellectual Property Rights upon Which We Depend Could Harm Our Business

         We rely on patents, copyrights, trade secrets and other measures to protect our proprietary technology. However, there is no assurance that such measures will be adequate. We face risks that:

         o competitors may be able to develop similar technology independently;

         o    our pending patent applications may not be issued as expected;

         o the steps we take to prevent misappropriation or infringement of our intellectual property may not be successful; and

         o intellectual property laws may not sufficiently protect our proprietary rights or may adversely change in the future.

         In addition, litigation may be necessary in order to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.


     Defending Against Intellectual Property Claims by Others Could Harm Our Business

         In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. In particular, in May 2000, Ultratech Stepper, Inc. filed a lawsuit in the United States District Court in the Eastern District of Virginia against us and our competitor, Canon. Ultratech Stepper alleges that ASML and Canon are infringing upon Ultratech Stepper's rights under a United States patent through the commercialization in the United States of advanced photolithography projection systems embodying technology that, in particular, is used in Step & Scan systems. We do not expect that this litigation will have a material adverse effect on our future operating results or financial position.

         In addition, some of our customers have received notices of infringement from third parties, alleging that our equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to the use of our equipment infringe one or more patents issued to such parties. We have been advised that, if claims were successful, we could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of such infringement. We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims by others.

         As more fully described in Item 4.B. -- "Business Overview -- Intellectual Property" and Note 14 (Legal Contingencies) to our Consolidated Financial Statements, we are currently party to a series of litigation and administrative proceedings in the United States, Japan and Korea in which Nikon alleges our infringement of Nikon patents relating to photolithography. A final non-appealable adverse decision in any of these proceedings could substantially restrict or prohibit our ability to conduct sales in or from the United States, Korea or Japan, which, in turn, could have a material adverse effect on our financial position or results of operations.

         We believe that the Nikon litigation is an example of a growing trend in the lithography industry of competing for market share by means of aggressive prosecution of intellectual property rights with the purpose of preventing or limiting a competitor's ability to utilize and develop technology. While we believe we have sufficient intellectual property rights to successfully conduct our business, there is a continuing risk that we will be subject to claims alleging the infringement of others' patents or intellectual property rights. If successful, these claims could limit or prohibit us from developing our technology and producing our products, which would have a material adverse effect on our financial position and results of operations. In addition, we anticipate that the costs associated with the maintenance, protection, through litigation or otherwise, and expansion of our intellectual property portfolio in coming years will increase significantly.

         Furthermore, we rely on a number of patents owned by Royal Philips Electronics, our former parent company. While Philips has granted us, without charge, a worldwide, irrevocable, non-exclusive license under those patents, they remain subject to the same risks regarding validity, scope and enforceability that relate to our patents. Philips has no obligation to us to defend or enforce its patents against third parties.


     Disruption in Taiwan's Political Environment Could Seriously Harm Our Business and the Market Price of Our Shares

         Approximately 27% of our 2002 revenues and approximately 14% of our 2001 revenues derived from customers in Taiwan. Accordingly, our business and financial condition and the market price of our shares may be affected by changes in Taiwanese government policies or political, economic or social instability.

         Taiwan has unique international political status. The People's Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Relations between Taiwan and the People's Republic of China and other factors affecting Taiwan's political environment could affect our business and the market price of our ordinary shares.


     We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

         All of our manufacturing activities, including subassembly, final assembly and system testing, take place in two separate clean room facilities located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut. A major catastrophe, such as a natural disaster, at any one of these locations could result in significant interruption of our business and potential loss of customers and sales.


     We Are Dependent on the Attraction and Retention of Key Personnel and Highly Qualified Professionals

         Our future operating results depend in significant part upon the continued contributions of our officers and key employees, including a number of systems development specialists with advanced qualifications in engineering, optics and computing. In addition, our future operating results depend in part on our ability to attract, train and retain other qualified management, technical, sales and support personnel for our operations. There is significant competition for these people in the semiconductor industry. In addition, due to the accelerating pace of technological change, it has become increasingly difficult to train new personnel in time to meet product development and sales growth requirements. The loss of key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations.


     We May Have Significant Exposure to Fluctuations in Foreign Exchange Rates, Which Could Harm Our Financial Condition

         The euro is the reporting currency we use in our Consolidated Financial Statements. A substantial portion of our assets, liabilities and operating results, however, are denominated in U.S. dollars. Consequently, fluctuations in the exchange rate of the U.S. dollar against the euro can affect our financial results.

         See Item 5--"Operating and Financial Review and Prospects--Operating Results--Foreign exchange management" and Note 5 to our Consolidated Financial Statements.


      Our Ability to Realize Our Deferred Tax Assets is Uncertain

         We incur tax losses, which are the basis for deferred tax assets, predominantly in the United States and the Netherlands. Tax losses incurred by our subsidiaries in the Netherlands can in general be offset for an indefinite period against future profits. Tax losses incurred by our subsidiaries in the United States can in general be offset against future profits realized within twenty years following the year in which the losses are incurred. As realization of these assets is contingent on our future profits in the respective jurisdictions, the extent and the timing by which such assets can be realized is uncertain. If we are unable to fully use our operating loss carry forwards, it could have a material adverse effect on our financial condition and net results. See Note 17 to our Consolidated Financial Statements.

Risks Related to Our Ordinary Shares

      The Price of Our Ordinary Shares is Very Volatile

         The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our March 1995 initial public offering, the market price of our ordinary shares has experienced significant appreciation and, more recently, significant depreciation, as have price levels for equity securities generally and price levels for equity securities of companies associated with the semiconductor industry and other high-technology fields. In addition, since our initial public offering, the market price of our ordinary shares has experienced significant fluctuation, including fluctuation that is unrelated to our performance. We expect that this fluctuation will continue in the future.


      Restrictions on Shareholder Rights May Dilute Voting Power

         Our Articles of Association reflect that we are subject to the provisions of Netherlands law applicable to large corporations, called structuurregime. These provisions have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board, which has the power to appoint its own members. In addition, the provisions in our Articles of Association relating to our Priority Shares have the effect of taking control over certain significant corporate decisions away from holders of ordinary shares. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by management or members of our Supervisory Board than if we were incorporated in the United States.

         We also have a class of protective Cumulative Preference Shares and have granted to Stichting Preferente Aandelen ASML, a Netherlands foundation (the "Preference Share Foundation"), an option to acquire from us, at their nominal value of EUR 0.02 per share, a number of preference shares equal to the number of ordinary shares outstanding at the time of option exercise. This effectively would dilute by one-half the voting power of the outstanding ordinary shares. The potential issuance of preference shares may discourage or significantly impede a third party from acquiring a majority of our voting shares.


ITEM 4.  Information on the Company


A.       History and Development of the Company

         We commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Hong Kong, Taiwan, Italy, France, Germany, the United Kingdom and the Republic of Korea. In June 2001, we changed our name from ASM Lithography Holding N.V. to ASML Holding N.V. Our registered office is located at DeRun 1110, 5503 LA Veldhoven, the Netherlands.

         In May 2001, we merged with SVG (now part of ASML US), a company active in the Lithography, Track and Thermal businesses. The merger is accounted for under the "pooling of interests" method.

         Following the industry's prolonged downturn, in December 2002, we announced measures to contain costs, including the proposed divestiture of our Thermal business, including related customer support activities, and the termination of our activities in the Track business, except for certain ongoing customer support obligations.


      Capital Expenditures

         Our principal capital expenditures within continued operations over the past three years, principally relating to machinery and equipment, amounted to approximately EUR 138.6 million for 2002, EUR 312.8 million for 2001 and EUR 181.0 million for 2000. Divestitures within continued operations, also principally comprising machinery and equipment, amounted to EUR 58.7 million for 2002, EUR 21.7 million for 2001 and EUR 3.0 million for 2000. See
Note 10 to our Consolidated Financial Statements.

         Our current capital expenditures consist of leasehold improvements to our headquarters in Veldhoven and equipment (prototypes, demonstration systems and training models) and information technology investments. Our Veldhoven headquarters are financed through a special purpose vehicle that is a variable interest entity. See Note 1 to our Consolidated Financial Statements. All other current capital expenditures are financed internally.


B.       Business Overview

         We are one of the world's leading providers of advanced technology systems for the semiconductor industry, based on market share (revenues). We offer an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits. We supply systems to integrated circuit ("semiconductors" or "ICs") manufacturers throughout the United States, Asia and Western Europe and also provide our customers with a full range of support from advanced process and product applications knowledge to complete round-the-clock service support.


      Market and Technology Overview

         The worldwide electronics and computer industries have experienced dramatic growth since the commercialization of ICs in the 1960s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or "packing" densities has resulted in smaller, lower cost ICs capable of performing a greater number of functions at higher speeds and with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a growing demand, subject to ongoing cyclical variations, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Photolithography is used to imprint complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry's demand for cost-efficient enhancements to production technology.

         We primarily design, manufacture, market and service semiconductor processing equipment used in the fabrication of integrated circuits. Our photolithography equipment includes Step & Scan systems, which combine stepper technology with a photoscanning method.

         Our newest product platform, TWINSCAN(TM), was introduced in July 2000 and leverages the production-proven elements from our PAS 5500 product family to address the industry shift toward larger (300 mm) wafers. We shipped the first systems during 2001 and in 2002. Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV processing of wafers up to 200mm in diameter.

         In December 2002, we announced measures to contain costs including our intention to concentrate on our core lithography business. As a result, we plan to divest our Thermal business and have terminated our activities in the Track business. We are currently in the process of selling our Thermal business. As the process is still in its early stages, the effect of the divestiture on our future results of operations and financial position cannot be estimated.

         The termination of our Track business has resulted in an exit plan, which includes workforce reductions, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan contemplates the disposal of remaining assets of our Track business. We will continue to serve our existing customers for which we have warranty or other service obligations. As such, customer support related to our Track business will not be part of discontinued operations. Further details with respect to our discontinued operations are incorporated herein by reference to Note 2 to our Consolidated Financial Statements.

         In addition to the discontinuance of our Thermal and Track businesses, we also plan to reduce our lithography activity through worldwide workforce reductions of approximately 700 employees. Further details with respect to cost containing measures are incorporated herein by reference to
Note 3 to our Consolidated Financial Statements.

      Products

         Our product development strategy focuses on the development of product families based on a modular, upgradeable design. Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV processing of wafers up to 200mm in diameter. In mid-1997, we introduced the PAS 5500 Step & Scan systems with improved resolution and overlay. Since then, we have further developed and expanded this Step & Scan family. This modular upgradeable design philosophy has been further refined and applied in the design of our most advanced product family, the Twinscan(TM) platform, which is the basis for our current and next generation Step & Scan systems, producing wafers up to 300 mm in diameter and capable of extending shrink technology beyond 100 nanometers.

         The older PAS 2500 and PAS 5000 families are suitable for g-line and i-line processing of wafers up to 150 mm in diameter and are employed in manufacturing environments and in special applications for which design resolutions no more precise than 0.5 microns are required.

         In April 2002, ASML booked its first order for an Extreme Ultraviolet ("EUV") beta tool with Intel Corporation (Intel). EUV lithography is a breakthrough technology that extends optical lithography techniques into EUV wavelengths. EUV uses light with a wavelength of 13.5 nanometer (more than 10 times shorter than current lithography technology) to image critical layers with feature sizes below 45 nanometer.

         In November 2002, ASML introduced the TWINSCAN(TM) AT:1200B, a high numerical aperture (0.85) dual stage ArF (193 nanometer) lithography system for 300 millimeter as well as 200 millimeter wafer processing. It is the industry's first high productivity tool for volume applications at 80 nanometer linewidth.

         In February 2003, we announced productivity performance enhancements for our TWINSCAN(TM) family of lithography systems. Called TWINSCAN(TM) C, the new enhancements increase throughput by approximately 15 percent, depending on product model. The productivity enhancements in TWINSCAN(TM) C increase wafer output to over 110 wafers per hour for 300 mm wafers at real production conditions (109 exposures per wafer). The increased stage speeds in the TWINSCAN(TM) platform allow for these productivity improvements while maintaining imaging, alignment and leveling accuracy.

         The TWINSCAN(TM) C product family will be available on both I-line, deep UV (248nm) and deep UV (193nm) systems. The new systems are slated to begin shipping in the first quarter of 2003.

         In 2002, Micronic and ASML completed the first steps in their joint development of the maskless scanner market: a preliminary system design has been concluded and an initial study has demonstrated the market opportunity for products based on ASML's TWINSCAN(TM) platform and Micronic's
SLM-technology.

         We also continually develop and sell a range of product options and enhancements designed to increase productivity and to optimize value of ownership over the entire life of our systems.

                 CURRENT ASML LITHOGRAPHY PRODUCT PORTFOLIO(1)

----------------------------------------------------------------------------------------------------------------------
Feature Size             Wavelength of Light                                            Note:
----------------------------------------------------------------------------------------------------------------------
Feature size =           Wavelength = length of light going through projection lens;    1000 nanometer = 1 micron
Resolution =             the shorter the wavelength, the smaller the line width         (u) = 0.001 mm = one
Size of line width in    and the finer the pattern on the IC                            millionth of a meter
Nanometer
------------------------ ---------------- ---------------- --------------------------- ---------------------------
                         365 nm (i-line)  248 nm (KrF)     193 nm (ArF)                 ASML  steppers  and Step &
                                                                                        Scan systems
------------------------ ---------------- ---------------- --------------------------- ---------------------------
700                      PAS 5500/25                                                    PAS 5500/150/250/300 =
300                      PAS 5500/250                                                   Stepper  system  and wafer
280                      PAS 5500/400                                                   size is 200 mm
                         and AT:400
------------------------ ---------------- -------------------------------------------- ---------------------------
180                                       PAS 5500/350                                  PAS   5500/400  and  up  =
130                                       PAS 5500/750 and AT:750                       Step  &  Scan  system  and
120                                       PAS 5500/800                                  wafer size is 200 mm
110                                       PAS 5500/850 and AT:850
------------------------ ---------------- --------------- ---------------------------- ---------------------------
100                                                       PAS 5500/1100 and AT:1100     AT = TWINSCAN(TM)system
90                                                        PAS 5500/1150 and AT:1150     and wafer size is 200 and
80                                                        AT:1200B                      300 mm
------------------------------------------------------------------------------------------------------------------

(1) This table does not include products sold on the PAS 2500 and PAS 5000 platforms.


      Sales and Customer Support

         We market and sell our products in the United States and Europe principally through our direct sales organization. In Asia, we sell our products primarily through independent sales agents, supported by our own direct sales staff.

         We support our customers with applications, service and technical support. Our field engineers and applications, service and technical support specialists are based throughout the United States, Western Europe and Asia. Our customer support employees in Asia typically work out of the offices of local outside sales agents, some of whom also provide service support to our customers.


      Customers and Geographic Markets

         In 2002, we shipped 205 systems (not including discontinued operations) to a limited number of customers. We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular year for the foreseeable future. We market and sell our products in the United States and Europe principally through our direct sales organization and in Asia by means of independent sales agents. We make all our sales into the United States through our U.S. operations and sales into Asia through our Hong Kong operation. See Note 18 to our Consolidated Financial Statements for a breakdown of our sales by geographic segment.


      Manufacturing, Logistics and Suppliers

         Our business model is based on outsourcing a significant part of the components and modules that comprise ASML's lithography systems, working in partnership with suppliers from all over the world. We jointly operate a formal strategy with suppliers known as Value Sourcing that is based on quality, logistics, technology and total cost. We aim to have appropriate licensing in place with respect to our jointly developed technology or, alternatively, to obtain ownership rights on know-how and designs of critical components.

         The ASML value proposition known as Value of Ownership consists of the following:

         o offering ongoing improvements in productivity and value, by introducing advanced technology based on modular platforms for upgrades;

         o providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity;

         o maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput, low-cost volume production at the earliest possible date;

         o reducing the cycle time between customer order of a system and the use of that system in volume production on-site; and

         o expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners.

         Our manufacturing activities consist of the assembly into a finished system of components and subassemblies that are manufactured to our specifications by third parties and the testing of those components, subassemblies and finished systems. All of our manufacturing activities (subassembly, final assembly and system testing) are performed in two separate clean room facilities located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut.

         We procure stepper and Step & Scan system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. Reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these subassemblies and components. Disruption or termination of certain of our supply arrangements, in particular our arrangements with Zeiss, described below, could have an adverse effect on our business, financial condition and results of operations. We attempt to identify and qualify alternative suppliers capable of manufacturing to our specifications. A prolonged inability to obtain certain components and subassemblies could damage relationships with current and prospective customers.

         Zeiss is our sole external supplier of lenses and other critical optical components, which account for between 20 percent and 50 percent of our cost of goods sold, varying by product type, and which collectively accounted for 41 percent of our aggregate cost of goods sold in 2002. Our relationship with Zeiss is structured as an exclusive strategic alliance pursuant to an agreement that sets forth a framework for cooperation in the areas of product research, design, planning and manufacturing and pricing, as well as customer support and warranty service. Dr. Ing. Peter H. Grassmann, the former Chief Executive Officer of Zeiss, is a member of ASML's Supervisory Board. See Item 6 --"Directors, Senior Management and Employees".

         From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. Zeiss currently is capable of manufacturing only a limited number of lenses and optical components for our wafer steppers and Step & Scan systems and is highly dependent on Zeiss' manufacturing and testing facility in Oberkochen, Germany. Given our current level of sales, we are not currently constrained by the number of lenses that Zeiss can produce. However, as our sales increase, the failure of Zeiss to maintain and increase production levels could result in us being unable to fulfill orders for our systems, which could damage relationships with current and prospective customers and have an adverse effect on our business, financial condition and results of operations. See Item 3.D.--"Risk Factors--The Number of Systems We Can
Produce is Limited by our Dependence on a Limited Number of Suppliers of Key Components."

         We have agreed with Zeiss to continue our strategic alliance on an exclusive basis until either party provides at least three years' notice of its intent to terminate. Although we believe such an outcome is unlikely, if Zeiss were to terminate its relationship with us, or if Zeiss were unable to maintain production over a prolonged period (such as because of a catastrophe affecting Zeiss' Oberkochen facility), we would effectively cease to be able to conduct our business.


     Research and Development

         The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential for us to maintain our competitive position. To meet this ongoing requirement, we have established sophisticated development centers in the Netherlands and the United States.

         We have historically devoted a significant portion of our financial resources to research and development programs and we expect to continue to allocate significant resources to these efforts. We also apply for subsidy payments in connection with specific development projects under programs sponsored by the Netherlands government, the European Community and other sources. Amounts received under these programs generally are not required to be repaid, except for technical development credits (Technische Ontwikkelingskredieten, or "TOK") received from the Netherlands Ministry of Economic Affairs, which are repayable contingent upon actual sales of products, the development of which is funded by the respective credits. See Item 5 --"Operating and Financial Review and Prospects--Operating Results--Research and Development", and Notes 1 and 16 to our Consolidated Financial Statements.

         We invested EUR 324 million on research and development in continuing operations in 2002, a 6.6 percent decrease compared to the previous year. We are also involved in joint research and development programs with both public and private partnerships and consortiums, involving leading chip manufacturers, as well as Netherlands government and European Union programs like EUREKA and ESPRIT. We aim to own or license our jointly developed technology and designs of critical components.

         In 2002, our research and development resources propelled development of the TWINSCAN(TM) platform along with several leading edge technologies, such as 248nm, 193 nm, 157nm and EUV. Furthermore, productivity enhancements for existing product families are developed, including the recently announced TWINSCAN(TM) C features.


     Intellectual Property

         We rely on patents, copyrights, trade secrets and other measures to protect our proprietary technology. However, there is no assurance that such measures will be adequate. Competitors may be able to develop similar technology independently. Our pending patent applications may not be issued as intended, and intellectual property laws may not sufficiently support our proprietary rights. In addition, litigation may be necessary in order to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.

         On occasion, certain of our customers have received notices of infringement from third parties, alleging the ASML equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to the use of ASML equipment infringe one or more patents issued to such parties. We have also been advised that, if claims were successful, we could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement. We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims by others.

         Patent litigation with Nikon

         Since late 2001, we have been a party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon. These proceedings are summarized below, and more detail is presented in Note 14 to our Consolidated Financial Statements. The proceedings are at various stages of advancement, and their ultimate outcome is therefore uncertain. In each case, however, we believe we have meritorious defenses to Nikon's claims, including that Nikon's patents are both not infringed and are invalid, as well as valid counterclaims.

         We intend to vigorously pursue these defenses and counterclaims. If a final non-appealable decision that was adverse to ASML were to be rendered in any of these proceedings, however, our ability to conduct sales in one or more significant markets could be substantially restricted or prohibited, which in turn could have a material adverse effect on our financial position or results of operations.

         Proceedings in the United States

         In December 2001, Nikon filed a complaint with the U.S. International Trade Commission ("ITC") alleging that ASML's photolithography machines infringe seven patents held by Nikon and seeking to exclude ASML from importing into the United States any infringing products. A trial before an administrative law judge was completed in November 2002 and, in late January 2003, the court initially determined that ASML had not committed any violation. Both ASML and Nikon have stated that they intend to seek review by the full Commission of this initial determination. In addition, Nikon may pursue further appeals.

         In December 2001, Nikon also filed a separate patent infringement action in the U.S. District Court for the Northern District of California. In that proceeding, Nikon alleges infringement of five Nikon patents and seeks injunctive relief and damages. In April 2002, ASML filed a counterclaim in the ITC action, alleging that Nikon's photolithography machines sold in the United States infringe five ASML patents. This counterclaim was subsequently transferred to the U.S. District Court for the Northern District of California. Subsequently, Nikon filed a second patent infringement action in that court alleging infringement of six out of the seven patents from the ITC action and two additional patents. Discovery in the California litigation is currently ongoing, with trial expected to commence in 2004.

         Proceedings in Japan

         In August 2002, ASML filed a patent infringement complaint against Nikon in Japan, seeking to enjoin Nikon from the manufacture and sale of lithography devices that infringe ASML's patents, as well as damages of approximately EUR 97 million. In October 2002, Nikon filed a counter-complaint, alleging that ASML lithography devices infringe twelve Japanese patents held by Nikon and seeking injunctive relief and damages of approximately EUR 12.3 million. In January 2003, ASML filed a second patent infringement complaint against Nikon in Japan, seeking to enjoin Nikon from the manufacture and sale of lithography devices that infringe another of ASML's patents. A final decision on the Japanese proceedings is not expected before 2005.

         Proceedings in Korea

         In October 2002, Nikon filed a separate patent infringement action against ASML and its Korean subsidiary, alleging that ASML's photolithography machines infringe five of Nikon's patents, four of which are related to Nikon's patents asserted in its U.S. litigation. The complaint seeks to prohibit ASML from the manufacture, use, sale, import or export of infringing products, and seeks destruction of the manufacturing facilities for these products and damages. In January 2003, ASML filed a patent infringement complaint against Nikon and its Korean subsidiary, seeking to enjoin Nikon from the manufacture and sale of lithography devices that infringe another of ASML's patents. A final decision on the Korean proceedings is not expected before 2006.


     Competition

         The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are the technical performance characteristics of a photolithography system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. In addition, we believe that an increasingly important factor affecting our ability to compete is the strength and breadth of our portfolio of patent and other intellectual property rights relative to those of our competitors. This is due, in part, to the significant decline in the overall size of the market for photolithography systems that has occurred since the beginning of 2001 and which continued in 2002. We believe this decline has resulted in increased competition for market share through the aggressive prosecution of patents to prevent competitors from using and developing their technology. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis. See Item 3.D.--"Risk Factors--We Face Intense Competition" and Item 4.B.--"Information on the Company--Business Overview" and Note 14 (Legal Contingencies) to our Consolidated Financial Statements.


C.       Organizational Structure

         ASML is a holding company which operates through its subsidiaries.
Our material subsidiaries, each of which is a direct wholly-owned subsidiary of ours, are as follows:
                              ---------------------
                               ASML Holding N.V.
                               (The Netherlands)
                              ---------------------
                                       |
                                       |
          --------------------------------------------------------------
         |                             |                                |
         |                             |                                |
 ---------------------        ------------------------         -----------------
  ASML Netherlands B.V.       ASML Hong Kong, Limited             ASML US, Inc.
  (The Netherlands)                 (Hong Kong)                 (United States)
 ---------------------        ------------------------         -----------------



D.       Property, Plants and Equipment

         We own several facilities, including office facilities, in the Netherlands and the United States. The book value of the buildings used in our continued operations and owned by ASML amounted to EUR 106 million as of December 31, 2002. The book value of buildings used in our discontinued operations was EUR 19 million as of December 31, 2002. We lease our headquarters, applications laboratory and research and development facilities, manufacturing (assembly and testing) premises and some of our office facilities in Veldhoven, the Netherlands. The operational leases of all major facilities are long term and contain purchase options.

         In 2002, we further enhanced our research and development facilities and office facilities in Veldhoven. We also own and have regional sales and service offices and manufacturing facilities located worldwide near customers' premises.

         We expect to further enhance our facilities during 2003. See Item 4.A. --"Information on the Company--History and Development of the Company--Capital Expenditures". We expect, from total budgeted capital expenditure in 2003 of approximately EUR 110 million, approximately EUR 4.2 million to be allocated to the further expansion of our research and development, manufacturing and office facilities in the Netherlands and the United States. Furthermore, we expect to spend approximately EUR 8 million of our total budgeted capital expenditure on leasehold improvements in the Netherlands and the United States.

         Major other categories for capital expenditures are prototypes, demonstration systems and training models. See also Item 5--"Operating and Financial Review and Prospects--Liquidity and Capital Resources" and Item 4--"Information on the Company--History and Development of the Company--Capital Expenditures" and Note 10 to our Consolidated Financial Statements.

         We rent certain of our facilities and office space through long term lease contracts with leasing companies. Recently issued interpretations under U.S. GAAP might result in a requirement to consolidate the assets and liabilities in such leasing companies if certain criteria with respect to bearing risks of loss or being the primary beneficiary to such agreements are met. Our initial assessment is described in Note 1 to our Consolidated Financial Statements which is included herein by reference.

         While we anticipate continuing capital expenditures for the purpose of upgrading and, where appropriate, incrementally expanding our facilities, we believe that our existing facilities are sufficient to accommodate the likely range of production volumes that we might experience in any upturn in the market for semiconductor manufacturing equipment.


ITEM 5.  Operating and Financial Review and Prospects

A.       Operating Results

Critical accounting policies

         Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty and installation obligations, excess component order cancellation costs, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the policies below as critical to our business operations and the understanding of our results of operations.


     Recognition of revenues, income and expenses

         We distinguish between revenues from "new" and "proven" technology systems. Revenues from "proven technology" systems are recognized upon shipment, since title passes to the customer at that moment, and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues from "new technology" systems are deferred until installation and acceptance at the customer's premises are completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as "new technology," ASML considers the equipment to be "proven technology". At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for "proven technology" and recognizes previously deferred revenue. In the second half of 2002, the TWINSCAN(TM) technology, which was previously identified as "new technology," met the criteria for "proven technology." We assess our new technologies based on installation times, full technical compliance with contract specifications and customer site sign-off for approval. The assessment requires management to exercise considerable judgment, and a different outcome would have resulted in the deferral of a significant amount of revenues from uninstalled TWINSCAN(TM) systems in 2002, for which the revenue was recognized upon shipment during the year.

         The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

         We provide warranty coverage on our systems for twelve months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing the estimated warranty cost for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance and field expenses. Utilizing historical service records, we calculate the average service hours and parts expense per system and apply the actual overhead rates to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. The difference between the estimated and actual warranty costs tends to be larger for new product introductions, for which there is limited or no historical product performance on which to base the estimated warranty expense. Future warranty expenses may exceed management estimates, which could lead to a significant increase in our cost of sales.


     Evaluation of long-lived assets for impairment

         We evaluate our long-lived assets, including intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If impairment is warranted, we assess whether the undiscounted cash flows expected to be generated by our long-lived assets will exceed their carrying value. If this assessment indicates that the long-lived assets are impaired, the assets are written down to their fair value. These assessments are based on our management's judgment, which includes the estimate of future cash flows from long-lived assets and the estimate of the fair value of an asset if it is impaired. We initiated impairment assessments in 2002 based on the following events:

         o the intended sale of the Thermal business: management concluded that proceeds from the sale of this business will likely exceed the carrying value and that we would therefore not recognize an impairment on these assets;

         o    the termination of the Track business;

         o idle capacity within continuing operations, including building space; and

         o assessment of recoverability of acquired intangible assets, which is mainly comprised of intellectual property rights on Optimal Proximity Software. Management concluded that expected cash flows from the commercial use of this software will likely exceed its carrying value and that therefore no impairment should be recognized on these assets.

         Since management estimates of future cash flows are subject to considerable judgment and changes in circumstances, actual cash flows may be higher or lower. Although management believes these to be the known events that might indicate asset impairment, other assets may be subject to loss in valuation due to uncertain market circumstances.


     Income tax

         We use the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carry forwards and for the future tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of such assets.

         In 2002, we performed an extended assessment with respect to the realizability of our deferred tax assets on net operating loss carry forwards in the United States. In this analysis, we fully incorporated the effective application of an Advanced Pricing Agreement ("APA") that is under negotiation with the tax authorities involved. This APA would result in future taxable income that would recover net operating losses in the respective jurisdictions before these net operating losses expire. Management believes that it is more likely than not that the APA will take effect in future years and therefore we did not record a valuation allowance on the deferred tax asset. However, if this assessment is incorrect, a significant portion of the deferred tax assets recorded on our balance sheet would have to be written down.

Business strategy

         Our strategic process, with the participation of the Board of Management and senior managers from all parts of the worldwide organization, involves operational improvements by identifying immediate issues and actions to implement corporate strategy better, faster and more efficiently. Our strategy continues to be one of focusing on our core competence, lithography. To that end, we addressed our loss-making operations by announcing, in December 2002, our intention to divest our Thermal business in 2003 and by discontinuing our Track operations as of December 31, 2002.

         Our current initiatives to broaden the markets we serve include measures to improve our capabilities to address, among others, markets in China and Japan. Several new product market opportunities will be carefully considered during 2003, each one evaluated on its ability to build on our core competences. The criteria by which we evaluate these additional opportunities will be consistent with our existing strategy.

         In addition, we improved organizational efficiency and reduced costs in 2002 without impacting the effectiveness of our research and development programs or customer support initiatives. During 2002, we sharpened our strategic focus and established cross-functional process improvement teams in support of our ambition to strive for operational excellence. This allows us to reduce our breakeven point even further. By these methods, ASML expects to achieve its objectives of delivering world-class leading-edge imaging solutions, make market gains, improve our working capital and generate cash.


     ASML vision, mission, goal and strategy

         Vision - offer the right technologies at the right time combined with superior value of ownership measured by customers' return on investment.

         Mission - provide leading-edge imaging solutions to continuously improve our customers' global competitiveness.

         Goal - attain sustainable and profitable market leadership through customer satisfaction.

         Strategy - achieve leadership by providing high value drivers for customers, with operational excellence and top financial performance.


     Financial criteria for ASML

         Having evaluated different scenarios and plans, we have identified criteria consistent with our pursuit of top financial performance. First, we should strive to maintain annual revenue growth at a rate that is higher than industry peers. Second, we should seek positive cash flow. This means, for instance, that we should improve our cash, working capital and inventory management. We will strive to provide attractive return on capital invested by our shareholders, and at the same time will focus closely on our performance as compared to industry peers.


     Strategic challenges

         Our sales growth is expected to be less than in the past due to the maturing lithography market. Therefore, we require higher margins than in the past for our lithography systems to increase returns to shareholders. This can be achieved by reducing cost of goods sold while increasing average selling price.

         In a market characterized by cycles in demand and consolidation among customers, we must raise our performance standards. This means a lower breakeven point for the number of lithography systems sold, more flexibility in the number of systems that can be made, faster time-to-market and better quality when new products are introduced.

         During 2002, we strengthened our market-driven, technology-based lithography organization. Global in scope and delivery, the people of ASML are determined to meet the ongoing needs of customers.

Results of Operations

         The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D.--"Risk Factors". Our 2001 merger with SVG has been accounted for under the "pooling of interests" method. Therefore, our Consolidated Financial Statements for each year in the three-year period ended December 31, 2002 reflect the combination of financial statements for our historical operations with those of SVG. The five year financial summary presented in Item 3.A. --"Selected Financial Data" also reflects the combined figures of ASML's and SVG's respective historical operations. Because SVG's fiscal reporting period prior to the merger differed from our fiscal reporting period, comparative figures for 2000 contain the results of our historical operations for the twelve months ended December 31, 2000 and the results of SVG's historical operations for the twelve months ended September 30, 2000.

          Our decision to sell our Thermal business and to terminate our Track business has resulted in separate disclosure for continuing and discontinued operations. Comparative figures have been retroactively reclassified in order to reflect the impact of this decision in the 2002 financial statements. The elements within discontinued operations were previously reported in the Track and Thermal segment. As a result of the discontinuance of the major components within this segment, the remaining business within this segment (customer support on existing Track contracts) has become insignificant to our operating results and financial position in quantitative terms and has been presented as part of continuing operations (i.e., Lithography and related customer support). A separate condensed analysis of discontinued operations is provided below instead of the segmental information on Track and Thermal versus Lithography that was provided in previous years.

         We have historically experienced higher sales in the second and fourth quarters of the year. See Item 3.D.--"Risk Factors--Quarterly Reporting May Increase the Volatility of Our Earnings Figures."

         Set forth below are our consolidated statements of operations from continuing operations data for the three years ended December 31, 2002, expressed as a percentage of total net sales:


  Years ended December 31                                         2000        2001        2002
  -------------------------------------------------------------  -------     -------     -------
  Total net sales.............................................   100.0%      100.0%      100.0%
  Cost of sales...............................................    58.8        98.0(1)     76.1
  Gross profit on sales.......................................    41.2         2.0        23.9
  Research and development costs..............................    12.2        21.9        16.6
  Research and development credits............................    (0.9)       (1.0)       (1.3)
  Selling, general and administrative costs...................     9.6        15.5        13.4
  Restructuring and merger and acquisition related charges....     N/A         2.8         N/A
  Operating income (loss) from continuing operations..........    20.3       (37.2)       (4.8)
  Interest income (expense), net..............................     0.5        (0.5)       (1.9)
  Income (loss) from continuing operations before
  income taxes................................................    20.6       (37.4)       (6.7)
  Provision for income taxes..................................     6.3       (11.3)       (2.2)
  Net income (loss) from continuing operations................    14.3       (26.1)       (4.5)
  Sales of systems from continuing operations (in units)......     455         197         205

 _________________
(1)  Includes restructuring charges of EUR 400 million.


     Results of operations from continuing operations 2002 compared with 2001

         The semiconductor industry downturn which began in 2001 showed, in the first half of 2002, a modest recovery in equipment demand for order intake for delivery in 2002/2003. The second half of 2002, however, showed a further deepening of the downturn. Although modest signs of recovery are apparent in some business segments within the semiconductor industry, we still see no clear indication of when an upturn will occur. Our technological leadership in 2002 nevertheless resulted in market gains in 2002, despite the overall decline. With ASML offering 193 nanometer tools for both 200 millimeter and 300 millimeter wafer fabrication, we believe we are very well positioned to sustain our position in the market when a market upturn occurs.

         Consolidated sales

         Consolidated net sales were EUR 1,959 million in 2002 compared to EUR 1,589 million in 2001. Currently, approximately 70 percent of the global top 20 IC manufacturers are ASML customers. In 2002, sales to one customer accounted for EUR 377 million, or 19 percent of net sales. In 2001, sales to one customer accounted for EUR 202 million, or 12.7 percent of net sales.

         Sales and gross profit

         The following table shows a summary of sales and gross profit on a semi-annual basis for the years ended December 31, 2002 and 2001:


Year ended December 31                                             2001                          2002
---------------------------------------------------    --------------------------    --------------------------
                                                       First half     Second half    First half     Second half
                                                       year           year           year           year
                                                       ----------     -----------    ----------     -----------
Total units recognized..............................        120            77             78            127
Net sales from continuing operations (EUR million)..        831           759            788          1,171
Gross profit on sales of new systems from continuing
operations (% of sales).............................       30.4         (42.7)          30.1           20.6
Overall gross profit from continuing operations
(% of sales)...........................................    29.7         (28.4)          29.6           20.0
Average unit sales price for new systems
   (EUR million)....................................        5.9           8.1            8.6            9.1


         Net sales from continuing operations consist of revenue from sales of wafer steppers, Step & Scan systems, sales of equipment and options, and revenue from service. Equipment and options may be sold in conjunction with the initial sale of a system or after its installation.

         Total net sales increased from EUR 1,589 million in 2001 to EUR 1,959 million in 2002, an increase of EUR 370 million or 23.3 percent. The increase in sales was caused by a small increase in the number of shipments, from 197 units in 2001 to 205 in 2002, and a relatively strong increase in the average selling price ("ASP") for new systems. The increase in the ASP reflects a shift (e.g., from 200 millimeter to 300 millimeter and/or 248 nanometer to 193 nanometer) in our product portfolio toward an increased share of the latest technology equipment, which accounted for 29.8 percent of total shipment volume in 2002, compared to 4.1 percent in 2001. This technology includes products such as the leading edge, high numerical aperture lens products for the 193 nanometer technology node, as well as those for 300 millimeter TWINSCAN(TM) systems.

         Our sales level in 2002 was influenced by the accounting treatment of machines previously designated as "new technology systems" (see "--Critical Accounting Policies"). With the installed base of such systems at 70 units as of December 31, 2002, ASML has established a track record of successful installations and decreased time spans between shipment and full installation at customer sites, enabling these systems to be designated as "proven technology." This changes the timing of revenue recognition from customer sign off (full acceptance) to system shipment. Accordingly, EUR 138 million (13 systems) of revenues were recognized in 2002 that were deferred as of December 31, 2001. If the current accounting treatment on these systems had been applied in 2001, this would have resulted in EUR 138 million of additional sales in 2001 and EUR 138 million lower sales in 2002.

         Service sales showed a 14 percent decrease from EUR 254 million in 2001 to EUR 218 million in 2002. This decrease is mainly due to an increase in the number of customers that opted for in-house servicing instead of external servicing. The decrease in service sales was partly offset by the expiration of warranties relating to the high number of systems shipped in 2000 and 2001. Service sales include revenues from the continuing service agreements within our former Track operations as we have chosen to continue to serve existing customers for which we have warranty or other service obligations.

         For 2003, we cannot give a forecast of our expected level of sales due to an uncertain semiconductor investment climate and an increasingly volatile order backlog.

         Total net sales for 2001 and 2002 include EUR 19 million in both years relating to the sale of 17 and 22 pre-owned systems, respectively. These systems were reacquired from existing customers and then resold to other customers utilizing these systems in areas requiring the less critical resolution capabilities provided by these machines. We plan to engage in similar repurchase and resale transactions in the future; however, we do not anticipate that the impact of those transactions will be significant. The increase in the number of pre-owned systems sold was primarily due to our expanding market share in China.

         Gross profit as a percentage of net sales increased from 2.0 percent in 2001 to 23.9 percent in 2002. Excluding restructuring costs, the overall lithography gross profit percentage in 2001 was 30.6 percent. Net of restructuring costs, therefore, total gross profit as a percentage of sales decreased by 6.7 percent. This decrease was mainly caused by provisions for slow moving inventory of EUR 78.5 million in the second half of 2002.
Excluding these provisions, the margin decline would have been 5.0 percent. This decrease is attributable to technical development credits (see Notes 1 and 16 to our Consolidated Financial Statements) that have to be repaid in 2003 to Netherlands granting authorities (2.0 percent negative impact on our margin). Furthermore, gross margin was also negatively affected (5.0 percent) by lower profit margin generated by new technologies at the beginning of their product life cycle. We shipped significantly more of these systems in 2002 compared with 2001. ASML also suffered from price pressure, mainly on 200 millimeter systems, that negatively affected margin by 2.0 percent. Finally, the margin was affected positively by 3.0 percent by lower purchase prices for parts and components, of which 0.5 percent partly was attributable to currency effects relating to the strengthening of the euro versus the U.S. dollar. In comparison with 2001, the utilization in the factory increased, resulting in a one percent margin increase.

         Additionally, the gross profit on service sales decreased to 7.3 percent in 2002 from 17.4 percent in 2001. Excluding additional provisions for obsolete service parts and training system write-downs of EUR 28 million, the margin would have been 20.2 percent, an increase of 2.8 percent. The margin increased as spare parts volume was flat year-to-year, because labor costs (which contribute less to margins) constituted a lower portion of revenue during 2002.

         Lithography order backlog

         In 2002, we started the year with an order backlog of 117 systems and orders for delivery of 255 systems were received in 2002. Combined with 205 system sales and 64 order cancellations or push-outs beyond twelve months, this resulted in an order backlog of 103 systems as of December 31, 2002. Systems sales in 2002 include 13 systems delivered in 2001 for which revenue was recognized in 2002. The total value of the backlog as of December 31, 2002 amounts to EUR 1.08 billion, compared with backlog of approximately EUR 1.16 billion as of December 31, 2001.

         Research and development

         Research and development costs. Research and development costs decreased from EUR 347 million (21.9 percent of total net sales) in 2001 to EUR 324 million (16.6 percent of total net sales) in 2002 as a result of more cost-efficient programs, mainly resulting from the 2001 restructuring. The level of research and development expenditures reflects our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN(TM) platform, combined with continued investments in next generation 157 nanometer lithography solutions and EUV and the 850, 248 nanometer high numerical aperture (NA) program.

         We intend to maintain our research and development expenditure level relative to sales despite the industry's continuing downturn and we foresee further long-term growth in research and development, staffing and other costs. For 2003, we expect a decrease in research and development expenditures as a result of our recently effectuated business restructuring plan.

         Research and development credits. Research and development credits increased from EUR 16 million in 2001 to EUR 26 million in 2002 due to the increased volume for research and development expenditures that qualified for credits. Included in the 2002 credits is a postponed credit (EUR 3.5 million) on 2001 expenditures that was subject to certain criteria that were only achieved in 2002. We expect the level of credits in 2003 to be less than in 2002, although the precise amount remains subject to further negotiation with the relevant granting authorities.

         Selling, general and administrative costs

         Selling, general and administrative costs increased by 7.0 percent from EUR 246 million in 2001 to EUR 263 million in 2002, mainly as a result of increased legal fees associated with patent infringement cases. Excluding these legal costs, ASML would have recorded a decrease in selling, general and administrative costs of approximately EUR 18 million. This decrease is due to cost reduction programs during 2002, as well the positive effects of the 2001 restructuring. Selling, general and administrative costs decreased as a percentage of net sales from 15.5 percent in 2001 to 13.4 percent in 2002.

         Net interest expense

         During 2001, net interest expense was (0.5) percent of net sales, compared with (1.9) percent of net sales in 2002, due to interest payments on our 5.75 percent Convertible Subordinated Notes due 2006 issued in October 2001, offset by a lower balance of cash and cash equivalents and lower average short-term interest rates.

         Income taxes

         Income taxes represented 30.1 and 32.7 percent of income before taxes in 2001 and 2002, respectively. This increase results from a change in distribution of pre-tax loss between geographical areas. See Note 17 to our Consolidated Financial Statements.

         Discontinued operations

         Results from discontinued operations comprise the results of our Thermal business, which we plan to sell, and our Track business that we discontinued in December 2002. Our decision to discontinue these businesses was the result of the continued downturn in the semiconductor market, which has led to significant losses in these businesses. Substantial future investments in these businesses would have been required to achieve a positive contribution to our future financial results.

         Our Thermal business incurred a net loss of EUR 61 million in 2002 compared to a net loss of EUR 43 million in 2001, mainly due to the industry's severe downturn. We are currently negotiating the sale of this business with potential buyers. We are not in a position to estimate potential sales price of the Thermal business, any additional charges associated with the disposition, or the impact of the sale on our future financial results and financial position, but we do not expect that a loss will be incurred as a result of that sale.

         Our Track business incurred a net loss of EUR 59 million in 2002 compared to a net loss of EUR 21 million in 2001, including total estimated exit costs of EUR 47 million. These exit costs include asset impairments, inventory write-downs, purchase and other commitment settlements and employee termination costs. The number of employees to be laid off under the plan to discontinue our Track business is expected to be 214 (including temporary employees).


     Results of operations from continuing operations in 2001 compared with 2000

         During 2001, the semiconductor industry faced the start of the worst downturn in its history. Our results of operations for 2001 were significantly affected by a decrease in sales and charges we incurred in connection with our restructuring plan, as described below.

         Restructuring

         In October 2001, ASML implemented a restructuring plan including workforce reductions, fixed asset write-offs and building closure costs, as well as inventory write-offs due to discontinued product lines. The restructuring costs amounted to EUR 403 million, of which EUR 400 million was included in cost of sales. The number of employees laid off pursuant to the restructuring plan as of December 31, 2002, was approximately 900 (including temporary employees). Furthermore, ASML incurred additional merger related expenses and other additional charges of:

         o    EUR 41 million for merger and acquisition expenses; and

         o    EUR 56 million for additional reserves for obsolete inventory.

         Consolidated sales

         Consolidated net sales were EUR 1,589 million in 2001 compared to EUR 2,673 million in 2000. More than 50 percent of the top 20 IC manufacturers were ASML customers as of December 31, 2001. In 2001, sales to one customer accounted for EUR 202 million, or 12.7 percent of net sales. In 2000, sales to two customers accounted for EUR 483 million and EUR 415 million or 18.1 and
15.5 percent of net sales, respectively.

         Sales and gross profit

         The following table shows a summary of sales and gross profit on a semi-annual basis for the years ended December 31, 2001 and 2000:


Year ended December 31                                             2000                          2002
---------------------------------------------------    --------------------------    --------------------------
                                                       First half     Second half    First half     Second half
                                                       year           year           year           year
                                                       ----------     -----------    ----------     -----------
Total units recognized..............................         207            248           120            77
Net sales from continuing operations (EUR million)..       1,181          1,492           831           759
Gross profit on sales of new systems from
   continuing operations (% of sales)...............        41.5           43.6          30.4         (42.7)
Overall gross profit (% of sales) from continuing
   operations.......................................        39.9           42.2          29.7         (28.4)
Average unit sales price for new systems
   (EUR million)....................................         5.7            5.9           5.9           8.1


         Net sales from continuing operations consist of revenue from sales of wafer steppers and Step & Scan systems, sales of equipment and options, and revenue from service. Sales of equipment and options may occur in conjunction with the initial sale of a system or after its installation.

         Total net sales for lithography equipment decreased from EUR 2,673 million in 2000 to EUR 1,589 million in 2001, a decrease of EUR 1,084 million or 40.6 percent. The decrease in sales was caused by a decrease in shipments from 455 units in 2000 to 197 units in 2001. This decrease was partly offset by an increase (17.9 percent) in the average unit sales price for new systems. The 56.7 percent decrease in the number of systems shipped was a result of the worst year-on-year decline in sales in the history of the semiconductor industry. The 17.9 percent increase in the average unit sales price of new systems reflected the introduction and shipment of ASML's most advanced technology products in 2001. These products include the leading edge, high numerical aperture lens products for the 248-nanometer and 193-nanometer technology node, as well as those for 300 millimeter systems.

         The decrease in total net sales in 2001 includes an increase in net service sales of 21.0 percent from EUR 210 million in 2000 to EUR 254 million in 2001, reflecting the continued increase in the size of the installed base of ASML's lithography tools at customer production facilities. Total net sales for 2000 and 2001 include EUR 67 million and EUR 19 million, respectively, relating to the sale of 53 and 17 pre-owned systems. These systems were reacquired from existing customers and then resold to other customers utilizing these systems in areas requiring the less critical resolution capabilities provided by these machines.

          Gross profit as a percentage of net sales decreased from 41.2 percent in 2000 to 2.0 percent in 2001. Excluding the gross profit service sales, gross profit on system sales, including field upgrades, decreased from
42.9 percent to (1.0) percent. The decrease in gross profit as a percentage of net sales was principally the result of costs associated with the restructuring plan, under-utilization of production facilities and pressure on discount levels. Excluding the restructuring costs for inventory write-offs, costs for factory closure and severance payments, the overall lithography gross profit as a percentage of net sales was 30.6 percent in 2001, compared to 41.2 percent in 2000.

         Gross profit as a percentage of service sales decreased to 17.4 percent in 2001 from 20.8 percent in 2000, due to provisions for excess and obsolete spare parts.

         Research and development

         Research and development costs. Research and development costs increased from EUR 327 million (12.2 percent of total net sales) in 2000 to EUR 347 million (21.9 percent of total net sales) in 2001. The increase in research and development costs reflected our continuing effort to introduce several leading edge lithography products for 248 nanometer and 193 nanometer applications and the newest versions of the TWINSCAN(TM) platform, combined with continued investments in next generation 157 nanometer lithography solutions and EUV.

         Research and development credits. Research and development credits decreased from EUR 25 million in 2000 to EUR 16 million in 2001, as a result of decreased research and development efforts qualifying for credits.

         Selling, general and administrative costs

         Selling, general and administrative costs decreased by 4.1 percent from EUR 257 million in 2000 to EUR 246 million in 2001 as a result of accelerated cost reduction measures, including workforce reduction activities. Because net sales decreased by 40.5 percent, selling, general and administrative costs increased as a percentage of net sales from 9.6 percent in 2000 to 15.5 percent in 2001.

         Net Interest Expense

         During 2001, net interest expense decreased from 0.5 percent of net sales in 2000 to (0.5) percent of net sales in 2001, primarily due to a lower average balance of cash and cash equivalents and lower average short term interest rates. In combination with the issuance of the 5.75 percent Convertible Subordinated Notes due 2006 in October 2001, this resulted in a net interest expense in 2001.

         Income taxes

         Income taxes represented 30.4 percent and 30.1 percent of income before taxes in 2000 and 2001, respectively. See Note 17 to our Consolidated Financial Statements.

         Discontinued operations

         Results from discontinued operations comprise the results of the Thermal business, which we plan to sell, and the Track business that we discontinued in December 2002.

         Our Thermal business incurred a net loss of EUR 43 million in 2001, compared to a net loss of EUR 1 million for 2000. The net loss in 2001 includes non-recurring charges related to the integration between SVG and ASML and the 2001 restructuring program. Thermal sales amounted to EUR 204 million, including EUR 52 million for service activities, falling from EUR 302 million in 2000. The decrease in sales was primarily caused by a decrease in system shipments from 249 systems in 2000 to 111 systems in 2001.

         Our Track business incurred a net loss of EUR 21 million for 2001, compared to EUR 2 million for 2000. The 2001 results include non-recurring charges related to the integration between SVG and ASML and the 2001 restructuring program of EUR 7 million.

         Foreign exchange management

         We use the euro as our reporting currency in our Consolidated Financial Statements. We are involved in transactions in currencies that differ from our reporting currency. We have invested in foreign entities, and as such have translation exposure on the valuation of our foreign currency denominated investments. We actively manage our exposure to foreign exchange risks. Further details on our foreign exchange management are disclosed in
Note 5 to our Consolidated Financial Statements. See also Item 3.D.--"Risk Factors."


B.   Liquidity and Capital Resources

     Financial Condition, Liquidity and Capital Resources

         The following discussion and analysis of financial condition should also be viewed in the context of the risks affecting our business strategy, described in Item 3.D.--"Risk Factors."

         ASML's balance of cash and cash equivalents amounted to EUR 911 million and EUR 669 million as of December 31, 2001 and 2002, respectively. Net cash flows used by operating activities were EUR 54 million in 2002 compared to EUR 200 million in 2001. The use of cash in operating activities during 2002 mainly reflects our net operating loss.

         Net operating cash flows in 2002 include approximately EUR 36 million of cash expenditure with respect to the restructuring program initiated in 2001 (see Note 3 to our Consolidated Financial Statements). We expect to pay the remaining liability of EUR 12 million in 2003.

         The increase in net accounts receivable of EUR 46 million during 2002 from EUR 511 million to EUR 557 million reflects increased sales levels and especially the increased number of systems shipped in the fourth quarter of 2002, with higher ASPs. ASML's ratio of average accounts receivable to total net sales was 41.2 percent and 27.2 percent in 2001 and 2002, respectively. This decrease reflects our continuing efforts on collections. The 2001 ratio furthermore included the effects of high sales volumes in 2000, which still affected the balance of accounts receivable balance during 2001.

         We generally ship our systems on payment terms requiring 90 to 100 percent of the sales price to be paid within 30 days after shipment. The remainder of the purchase price for our systems is due within 90 days after shipment or within 30 days after completion of the installation process and subsequent customer testing.

         Gross inventories decreased by EUR 263 million from December 31, 2002 to December 31, 2001 as a result of scrapping of inventories for discontinued product lines (mainly spare parts) partly offset by an increase in finished products. While showing a net in use of cash in gross inventories in 2002, the second half of the year resulted in cash proceeds as a result of our improved working capital management program launched in the second half of 2002. We intend to further strengthen our inventory control in 2003.

         The provision for obsolescence decreased from EUR 500 million to EUR 285 million, principally reflecting scrapping and disposal of inventories related to discontinued product lines, partially offset by an additional provision relating to obsolete systems that was recognized in light of the prolonged industry downturn.

         In 2001 and 2002, ASML paid EUR 74 million and EUR 4 million in taxes, respectively. As of December 31, 2002, ASML had current tax assets of EUR 179 million. These primarily consisted of Netherlands tax assets.

         Net cash used in investing activities was EUR 326 million in 2001 and EUR 80 million in 2002. The 2001 figure reflected the further expansion of production facilities during that year as well as significant expenditure in own use equipment (e.g., prototypes, training systems, and demonstration systems), to support sales, manufacturing and demonstration capabilities relating to new 300 millimeter product lines. This effort in 2001, in combination with cost reduction programs in 2002, led to significantly lower investing activities in 2002.

         Proceeds from financing activities in 2002 amounted to EUR 21 million. The 2002 amount primarily reflects EUR 27 million in proceeds from the exercise of stock options and EUR 5 million repayment of long term debts. In 2001, net cash provided by financing amounted to EUR 664 million mainly reflecting the issuance of USD 575 million (EUR 638 million) of 5.75 percent Convertible Subordinated Notes due 2006.

         On December 31, 2002, our principal sources of liquidity consisted of EUR 669 million of cash and cash equivalents, and EUR 288 million of available credit facilities. For further details regarding our credit facilities, see
Note 12 to our Consolidated Financial Statements. In addition to cash and available credit facilities, we may from time to time raise additional capital in debt and equity markets.

         We believe that our operating cash flows and working capital, together with existing cash balances, the availability of existing credit facilities, and improved working capital management will be sufficient to finance our scheduled capital expenditures and to fund our working capital for 2003.

         In November 2004, we have repayment obligations on our 4.25 percent Convertible Subordinated Notes due 2004, amounting to USD 520 million, assuming no conversions occur. We have additional repayment obligations in 2006, amounting to USD 575 million, on our 5.75 percent Convertible Subordinated Notes due 2006 issued in October 2001, assuming no conversions occur. We intend to primarily fund our future repayment obligations with cash generated through operations. In this respect, we launched a working capital improvement program in 2002, focused on inventory control, early collection of receivables and effective management of payments, in order to strengthen our cash position. The description of our long-term debt, lines of credit and borrowing arrangements is provided in Note 12 to our Consolidated Financial Statements. See also Item 3.D.--"Risk Factors."

         Our contractual obligations and commercial commitments are disclosed in further detail in Note 12 to our Consolidated Financial Statements.

         A discussion of our funding, treasury policies and currencies in which cash and cash equivalents are held is included by reference to Note 5 to our Consolidated Financial Statements.

     New Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Intangible Assets."

         SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The adoption of this standard did not impact our financial position, results of operations or cash flows.

         SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but instead tested at least annually for impairment. The adoption of SFAS No. 142 as of January 1, 2002, did not have an impact on our financial position, results of operations or cash flows, since we did not have any goodwill or intangible assets with indefinite lives.

         In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, for a disposal of a segment of a business." SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. ASML adopted SFAS 144 as of January 1, 2002. We performed an assessment of our long-lived assets within the Track and Thermal businesses and recorded impairment losses of EUR 11 million for 2002, which are included in discontinued operations. Furthermore, ASML assessed the valuation of fixed assets for continuing operations, which lead to an impairment charge of EUR 20 million for 2002 that has been recognized in cost of sales of continuing operations.

         Under SFAS 144, a component of a business is reported in discontinued operations if its operations and cash flows will be, or have been, eliminated from a company's ongoing operations and the company will not have any significant continuing involvement in such operations. Accordingly, we have reported our Thermal and Track businesses as discontinued operations, details of which are provided in Note 2 to our Consolidated Financial Statements.

         In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. This statement is effective for fiscal years beginning after June 15, 2002. We do not anticipate that the adoption of SFAS 143 will have a material impact on our financial statements.

         In April, 2002, the FASB issued SFAS 145, "Rescission of SFAS No. 4, 44, 64, Amendment of SFAS 13, and Technical Corrections." SFAS 145 applies to fiscal years beginning after May 15, 2002 and certain transactions entered into after May 15, 2002. We did not enter into transactions that are within the scope of SFAS 145 after May 15, 2002 and do not expect the adoption of SFAS
145 to have a material impact on our financial statements.

         In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS 146 supersedes Emerging Issues Task Force (EITF) issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." We will adopt SFAS 146 as of January 1, 2003, and we do not expect the adoption of the statement to have a significant impact on our financial position and results of operations.

         In December 2002, the FASB Issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure and Amendment of FASB Statement No. 123," ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. We have not yet determined the impact of the adoption of SFAS 148 on our results of operations or financial position.

         In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. We have not yet determined the impact of the adoption of FIN 45 on our results of operations or financial position.

         In November 2002, the EITF 00-21 "Revenue Arrangements with Multiple Deliverables" was released. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on our results of operations and financial condition.

         In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") addressing consolidation by business enterprises of variable interest entities, which include various special purpose vehicles and off-balance sheet structures.
FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. FIN 46 applies to variable interest entities created after January 31, 2003, and applies in the first year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. It is reasonably possible that upon adoption of FIN 46, certain variable interest entities could be required to be included in our financial statements.

         We assessed and will continue to evaluate the impact of this interpretation on our financial condition and results of operations. Our preliminary assessment has indicated that we are party to a transaction involving a variable interest entity relating to the lessor of the Veldhoven headquarters building that is under construction, together with adjacent office space.

         We have a commitment to fund the lessor with a subordinated loan of EUR 5.4 million at the inception of the lease of our headquarters building, expected mid-2003. The lease of the adjacent office space commenced July 1, 2002. Both leases will expire in 2018. We have an option to purchase the property, according to a predetermined price scheme, throughout the term of the lease. Total assets of the lessor, upon completion of the headquarters building, will amount to approximately EUR 54 million and are funded through third party equity, third party loans and the subordinated loan provided by ASML. We estimate that our maximum exposure to loss is the amount of the subordinated loan issued to the lessor of EUR 5.4 million.

         We are currently in the process of analyzing whether ASML is the primary beneficiary in the lessor entity and may as such be required to consolidate the specific assets and liabilities of the lessor in ASML's third quarter 2003 quarterly balance sheet.

         In 2002, Netherlands legislation was adopted that requires full disclosure of individual management remuneration. The legislation became effective for financial years starting on or after January 1, 2002. We have included the required disclosures in Note 19 to our Consolidated Financial Statements.


C.   Research and Development, Patents and Licenses etc.


     Research and Development

         See Item 4.B.--"Information on the Company--Business
Overview--Research and Development" and Item 5.A.--"Operating and Financial Review and Prospects--Operating Results".


     Intellectual Property Matters

         See Item 3.D.--"Risk Factors--Defending Against Intellectual Property Claims by Others Could Harm Our Business" and Item 4.B.--"Information on the Company--Business Overview--Intellectual Property".

D.   Trend Information

         In December 2002, we announced measures to contain costs, including the concentration on our lithography business. As a result, we plan to divest our Thermal business and we terminated our activities in the Track business.

         We are currently in the process of selling our Thermal business. As the process is still in its early stages, the effect of the eventual transaction on our future income and financial position cannot be estimated.

         The termination of our Track business has resulted in an exit plan, which includes workforce reduction, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan contemplates the disposal of remaining assets of the Track business. We will continue to serve our existing customers for which we have warranty or other service obligations. As such, customer support related to our Track business will not be part of discontinued operations.

         In addition to the discontinuance of the Thermal and Track businesses, our lithography activity will also be downsized through worldwide workforce reductions.

         We expect average selling price of our units to increase in the future as our sales include an increasing percentage of latest technology products. However, we expect the average selling price to increase at a lower rate than in previous years.

         See Item 5.A.--"Operating and Financial Review and
Prospects--Lithography order backlog" for a discussion of our backlog as of December 31, 2002.


ITEM 6.  Directors, Senior Management and Employees


A.    Directors and Senior Management

The members of our Supervisory Board and our senior management (members of our Board of Management) are as follows:


Name                       Title                                 Date of Birth      Member Since     Term Expires
----                       -----                                 -------------      ------------     ------------

Henk Bodt                  Chairman of the Supervisory Board     April 30, 1938      January 1995        2004
                           and Member of the Audit and
                           Remuneration Committees

Jan A. Dekker              Member of the Supervisory Board and   May 10, 1939        April 1997          2003
                           Member of the Audit Committee

Peter H. Grassmann         Member of the Supervisory Board       November 21, 1939   April 1996          2003

Syb Bergsma                Member of the Supervisory Board and   October 6, 1936     April 1998          2004
                           Member of the Audit and
                           Remuneration Committees

J.W.B. Westerburgen        Member of the Supervisory Board and   June 24, 1942       March 2002          2005
                           Member of the Remuneration Committee

Michael J. Attardo         Member of the Supervisory Board and   April 12, 1941      May 2001            2004
                           Member of the Remuneration Committee

Doug J. Dunn               President and Chief Executive         May 5, 1944         April 1999         n.a.*
                           Officer and Chairman of the Board
                           of Management


Stuart K. McIntosh         Executive Vice President              August 31, 1944     April 2001         n.a.*
                           Operations, President of
                           Lithography and Member of the Board
                           of Management

Peter T.F.M. Wennink       Executive Vice President, Chief       May 30, 1957        July 1999          n.a.*
                           Financial Officer and Member of
                           the Board of Management

Martin A. van den Brink    Executive Vice President Marketing    May 21, 1957        July 1999          n.a.*
                           & Technology and Member of the
                           Board of Management

David P. Chavoustie        Executive Vice President Sales and    May 17, 1943        April 2000         n.a.*
                           Member of the Board of Management
______________
* There are no specified terms for members of the Board of Management.


Director and Officer Biographies

         Henk Bodt. Mr. Bodt was appointed as Chairman of our Supervisory Board in 1995. Mr. Bodt is a former Executive Vice President of Philips. In addition to other positions, including Chairman and Chief Executive Officer of the Consumer Electronics Division, he also served on the Board of Management of Philips and on the Group Management Committee of Philips. He currently serves on the Supervisory Boards of DSM N.V., Delft Instruments N.V. and Neo-Post SA.

         Jan A. Dekker. Mr. Dekker has served on our Supervisory Board since 1997. Mr. Dekker also serves currently as the Chief Executive Officer of TNO and on the Supervisory Boards of Gamma Holding N.V. and Koninklijke BAM-NBM N.V.

         Peter H. Grassmann. Mr. Grassmann has served on our Supervisory Board since 1996. Mr. Grassmann is a former President and Chief Executive Officer of Zeiss. He currently serves on the Supervisory Boards of Gambro B.V., Aradex AG, Febit AG, GAP AG, and Genescan AG. He is a member of the Senate of the Max Planck Society.

         Syb Bergsma. Mr. Bergsma has served as a member of our Supervisory Board since 1998. Mr. Bergsma is a former Executive Vice President Financial Affairs of Akzo Nobel N.V. Mr. Bergsma serves currently as the Chairman of the Supervisory Boards of UPM Holding B.V., Generali Verzekeringsgroep N.V., and Van der Moolen Holding N.V. Mr. Bersgma also serves on the Supervisory Boards of European Assets Trust N.V. In addition, Mr. Bergsma serves on the Board of External Advisors of Ernst & Young.

         J.W.B. Westerburgen. Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen currently serves as a member of the Supervisory Boards of Gamma Holding N.V. and Unilever Nederland B.V., and is also a member of the Association Aegon. In addition, Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever, and a former member of the Committee on Corporate Governance in the Netherlands.

         Michael J. Attardo. Mr. Attardo was appointed to our Supervisory Board during 2001. He is the former President and CEO of IBM Microelectronics.

         Doug J. Dunn. Mr. Dunn was appointed to our Board of Management in 1999 and has served as our President, Chief Executive Officer and Chairman of the Board of Management since January 2000. Prior to joining the Board of Management, Mr. Dunn served as Vice-Chairman of our Supervisory Board. Previously, Mr. Dunn also served on the Board of Management of Philips as CEO of the Consumer Electronics Division, as a member of the Group Management Committee of Philips and as a Chairman and CEO of the Management Committee of the Philips Semiconductors Division and, from 1969 to 1980, held numerous positions at

Motorola and the General Electric Company. Mr. Dunn is currently on the board of ARM Holdings PLC and Sendo Holdings PLC and on the Supervisory Board of STMicroelectronics N.V.

         Stuart K. McIntosh. Mr. McIntosh was appointed as Executive Vice President Operations and President Lithography Division during 2000 and was appointed as a member of our Board of Management effective April 1, 2001. Prior to that he served as the Executive Vice President and Chief Operating Officer of Philips Semiconductors. He also serves on the Advisory Board of SEMI North America.

         Peter T.F.M. Wennink. Mr. Wennink was appointed as Executive Vice President and Chief Financial Officer of ASML in 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte & Touche, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Netherlands Institute of Registered Accountants.

         Martin A. van den Brink. Mr. Van den Brink was appointed as Executive Vice President Marketing & Technology during 1999. Before then, he served as Vice President Technology since 1995. Mr. Van den Brink was appointed as a member of our Board of Management in April 1999.

         David P. Chavoustie. Mr. Chavoustie has served as Executive Vice President Sales since 1998. He was appointed as a member of our Board of Management in April 2000. Before then, he served as Vice President Worldwide Sales of Vantis Corporation and as Vice President/General Manager of the Embedded Processes Division of Advanced Micro Devices.


B.       Compensation

         For details on compensation paid or accrued for our executive officers, including the members of the Board of Management of ASML, and the compensation for the members of the Supervisory Board, see Note 19 to our Consolidated Financial Statements.

         For details on options granted to, and pension benefits of, the members of the Board of Management, see Note 19 to our Consolidated Financial Statements.


Profit-sharing plan

         For details on our profit sharing plans, see Note 13 to our Consolidated Financial Statements.


C.       Board Practices

         We endorse the importance of good corporate governance, in which independence, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management and the Supervisory Board on the one hand and shareholders on the other.

         Apart from the exchange of ideas at the General Meeting of Shareholders, other important forms of communication are the annual and semi-annual financial results. In addition, we pursue a policy of active communication between our Investor Relations department and our shareholders. Starting in 2003, we will report financial results on a quarterly basis. Our corporate governance structure is intended to:

         o provide shareholders with regular, reliable and relevant transparent information regarding our activities, structure, financial condition, performance and other information, including information on our social, ethical and environmental records and policies;

         o apply high quality standards for disclosure, accounting and auditing; and

         o    apply stringent rules with regard to insider securities trading.

         ASML is incorporated under Netherlands law and has a two-tier board structure where independent, non-executive members serve on the Supervisory Board, which in turn supervises and advises the members of the Board of Management in performing their management tasks. Supervisory Board members are prohibited from serving as officers or employees of ASML, and members of the Board of Management cannot serve on the Supervisory Board.

         Responsibility for the management of ASML lies with the Board of Management. The Supervisory Board monitors the Board of Management and the general course of corporate affairs. The Board of Management has a duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval.

         Members of the Board of Management are appointed by the Supervisory Board, and serve until voluntary retirement, or suspension or dismissal by the Supervisory Board, in the case of dismissal, after consultation with the General Meeting of Shareholders. Appointments to the Supervisory Board are made by the Supervisory Board itself, subject to certain rights of objection retained by the General Meeting of Shareholders and the Works Council. Members of the Supervisory Board generally serve for a term of four years from the date of their appointment and may be re-appointed by, and serve at the discretion of, the Supervisory Board. The Supervisory Board has a Remuneration Committee and an Audit Committee.


Audit Committee

         The Audit Committee is composed of three members of the Supervisory Board. Our external auditor and our Chief Financial Officer may also attend the meetings of the Audit Committee.

         The Audit Committee verifies the independence of the external auditor of our financial statements and determines whether to recommend to the Supervisory Board to accept the audited financial statements. Prior approval of the Audit Committee is required for any significant non-audit services to be rendered by the audit firm. The Audit Committee reviews the audited annual consolidated financial statements as well as the interim consolidated financial statements. The current members of our Audit Committee are Henk Bodt, Syb Bergsma (chairman) and Jan Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.


Remuneration Committee

         The Remuneration Committee recommends, reviews and authorizes specific compensation and benefits levels for Board of Management members as well as for ASML officers. Furthermore, the Remuneration Committee reviews and authorizes the general compensation and benefits positioning and structures for ASML. The current members of our Remuneration Committee are Henk Bodt (chairman), Syb Bergsma, Jos Westerburgen and Michael Attardo.


Disclosure Committee

         In 2002, we established a Disclosure Committee, designed to help senior management, and the Chief Executive Officer and Chief Financial Officer, in particular, in the maintenance and evaluation of disclosure controls and procedures. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The Disclosure Committee comprises the Chief Operations Officer, the Corporate Controller, the Corporate Chief Accountant, the General Counsel, the Director of Investor Relations, the Principal Risk Manager, the Intellectual Property Counsel and the Vice President of Communications. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

         The Disclosure Committee reports to the Board of Management, in particular to our Chief Executive Officer and Chief Financial Officer. The Board of Management has also re-emphasized the importance of internal controls within ASML, pursuing continuous improvement of internal control procedures and reporting.

         We believe that the establishment of the Disclosure Committee and additional actions taken for further improvement of disclosure and internal controls comply with the requirements of the Sarbanes-Oxley Act of 2002 (the "Act") and recent regulations promulgated by the Commission under the Act.


D.       Employees

         As of December 31, 2002, we had 5,971 employees in continued operations, including temporary contract employees, employed primarily in product development activities at our headquarters in Veldhoven. As of December 31, 2000, and December 31, 2001, the total number of employees in continued operations was

6,628 and 6,039, respectively. For a more detailed description of employee information, see Note 13 and Note 20 to our Consolidated Financial Statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees on our roll to respond to fluctuating market demand for our products.

         Our future success will depend on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.

         With the decision to discontinue our Track business and to sell our Thermal business, we started reducing our work force at the end of 2002. Furthermore, to manage the effects of the industry's most prolonged downturn during 2002, we intend to reduce our lithography-related work force by approximately 700 positions worldwide (11.7 percent). In combination with the effects of discontinued operations, this will result in an expected total work force of approximately 5,300 by the end of the first half of 2003.

         See Note 20 to our Consolidated Financial Statements for a breakdown of our employees by segment and function.


E.       Share Ownership

         Information with respect to our Ordinary Share Option Schemes is included in Note 13 to our Consolidated Financial Statements, which are incorporated herein by reference.


ITEM 7.  Major Shareholders and Related Party Transactions


A.       Major Shareholders

         The following table sets forth the total number of ordinary shares owned by each shareholder whose ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding, as well as the ordinary shares owned by the members of the Supervisory Board and senior management (which includes those persons specified in Item 6--"Directors, Senior Management and Employees"), as a group, as of March 3, 2003:


Identity of Person or Group                                       Amount Owned      Percent of Class
---------------------------                                       ------------      ----------------

Capital Group International, Inc.(1)...........................     56,491,230             11.7%

FMR Corp.(2)...................................................     58,304,695             12.1%

Royal Philips Electronics N.V. ("Philips")(3)..................     27,250,000              5.7%

Members of ASML's Supervisory Board and senior
management, as a group (7 persons)(4)..........................      1,663,952                 *

____________________________
*  Less than 1 percent.

(1) Based solely on the Schedule 13-G/A jointly filed by Capital Group International, Inc. and Capital Guardian Trust Company with the Commission on February 14, 2003.

(2) Based solely on the Schedule 13-G/A filed by FMR Corp. with the Commission on February 13, 2003.

(3) Based solely on the Schedule 13-G filed by Philips with the Commission on February 10, 2003.

(4) Five members of our Board of Management own 1,614,260 options to purchase ASML shares. See Note 19 to our Consolidated Financial Statements for information on options held by members of our Board of Management on an individual basis. Two members of the Supervisory Board hold 37,722 of our outstanding shares or options on shares. None of the other members of the Supervisory Board hold any of our outstanding shares or options on shares.

         Our major shareholders do not have voting rights different from other shareholders.

         Until our public offering in 1995, in which Philips' ownership was reduced to approximately 56.6 percent, we were a wholly-owned subsidiary of Philips. In public offerings in March 1996, February 1997 and June 2000, Philips' ownership was further reduced to approximately 35.3 percent, 23.9 percent and 7.2 percent, respectively. Philips subsequently lowered its share ownership to 5.7 percent.

         Ordinary shares held in the United States are held primarily in the form of registered shares ("New York Shares"), issued by Morgan Guaranty Trust Company, ASML's New York transfer agent and registrar. As of February 20, 2003, approximately 23.3 percent of the total outstanding ordinary shares were represented by New York Shares issued in the name of 590 holders of record. Since certain ordinary shares are held by brokers and other nominees these numbers may not be representative of the actual number of U.S. beneficial holders or number of New York Shares beneficially held by U.S. persons.

         We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B.--"Memorandum and Articles of Association."


Obligations of Shareholders to Disclose Holdings under Netherlands Law

         The Netherlands' Act on Disclosure of Holdings in Listed Companies (the "Major Holdings Act") applies to any person or entity that, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands that is officially listed on a stock exchange within the European Union (the "EU"). Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 25, 50 or 66-2/3 percent. With respect to ASML, the Major Holdings Act would require any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify in writing both ASML and the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten) immediately after the acquisition or disposal of the triggering interest in ASML's share capital.

         Upon receipt of the notification, ASML is required to disclose the information, as notified, forthwith to the public by means of an advertisement in a newspaper distributed throughout the Netherlands. Noncompliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies in accordance with the Major Holdings Act, including suspension of the voting rights in respect of such person's ordinary shares.


B.       Related Party Transactions

         There have been no material transactions during our most recent fiscal year, nor are there presently any proposed material transactions to which ASML or any of its subsidiaries was or is a party and in which any director or officer or any relative or spouse thereof had or will have a direct or indirect material interest. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any association thereof other than the virtual financing arrangement with respect to share options described under Note 13 to our Consolidated Financial Statements.


C.       Interests of Experts & Counsel

         Not applicable


ITEM 8.  Financial Information


A.    Consolidated Statements and Other Financial Information

      See Item 18--"Financial Statements".

B.    Significant Changes

         On December 18, 2002, we announced the proposed divestiture of our Thermal business, including related customer support activities, and the termination of our activities in the Track business, except for customer service obligations under existing contracts. As a result of this decision, the presentation of our Consolidated Financial Statements and the Notes thereto have been retroactively adjusted to reflect the effects of the decision to discontinue these operations. See Note 2 to our Consolidated Financial Statements.


ITEM 9.  The Offer and Listing


A.    Listing Details

         Our ordinary shares are listed for trading in the form of New York Shares on the NASDAQ National Market ("NASDAQ") and in the form of registered shares ("Amsterdam Shares") on the Official Segment of the stock market of Euronext Amsterdam N.V. ("Euronext Amsterdam"). The principal trading market of our ordinary shares is Euronext Amsterdam. For more information see Item 10--"Additional Information--B. Memorandum and Articles of Association."

         Historical information relating to the ordinary shares contained in this Annual Report has been adjusted to give retroactive effect to the two-for-one stock split in 1998 and the three-for-one stock split in April 2000.

         The following table contains high and low sales prices of the ordinary shares on NASDAQ, as well as high and low prices of the ordinary shares on Euronext Amsterdam.


                     Annual High and Low Prices of Shares
                       on NASDAQ and Euronext Amsterdam

                                    NASDAQ(1)            Euronext Amsterdam(1)
                                     USD                       EUR(2)
                                High        Low           High          Low
                                ----        ---           ----          ---
1998                          16.35         4.31         15.35         3.33
1999                          38.29        10.42         38.00         8.77
2000                          50.25        17.63         52.00        22.20
2001                          30.62         9.51         32.32         9.70
2002                          25.80         4.95         29.79         5.13
2003 (through March 7)         9.75         6.37          9.38         5.69
____________________
(1) Source:  Bloomberg L.P.
(2) Data for 1998 has been restated based on fixed euro / Guilder exchange rate as of January 1, 1999 (EUR 1.00 to NLG 2.20371).


                    Quarterly High and Low Prices of Shares
                       on NASDAQ and Euronext Amsterdam

                                            NASDAQ(1)      Euronext Amsterdam(1)
                                             USD                  EUR
                                       High        Low      High         Low
                                       ----        ---      ----         ---
1st quarter 2001..................    30.63       19.63     32.32       20.25
2nd quarter 2001..................    28.05       18.94     32.26       20.80
3rd quarter 2001..................    22.26        9.51     26.93        9.70
4th quarter 2001 .................    20.29       10.75     22.80       11.53
1st quarter 2002..................    25.61       17.14     29.18       18.90
2nd quarter 2002..................    25.80       13.45     29.79       13.21
3rd quarter 2002..................    16.18        5.35     16.36        5.25
4th quarter 2002 .................    12.15        4.95     12.37        5.13
1st quarter 2003  (through March 7)    9.75        6.37      9.38        5.69
____________________
(1) Source:  Bloomberg L.P.

                     Monthly High and Low Prices of Shares
                       on NASDAQ and Euronext Amsterdam

                                         NASDAQ(1)         Euronext Amsterdam(1)
                                          USD                     EUR
                                    High       Low          High          Low
                                    ----       ---          ----          ---
September 2002.............        10.09       5.35         10.58        5.25
October 2002...............         8.94       4.95          9.17        5.13
November 2002..............        11.65       7.97         11.84        7.90
December 2002..............        12.15       7.32         12.37        7.12
January 2003...............         9.75       7.30          9.38        6.60
February 2003..............         8.11       6.85          7.57        6.60
March 2003 (through March 7)        7.39       6.37          6.92        5.69
____________________
(1) Source:  Bloomberg L.P.


B.       Plan of Distribution

         Not applicable


C.       Markets

         See  Item 9.A.--"Listing Details."


D.       Selling Shareholder

         Not applicable


E.       Dilution

         Not applicable


F.       Expenses of the Issue

         Not applicable


ITEM 10. Additional Information


A.       Share Capital

         Not applicable


B.       Memorandum and Articles of Association

         Incorporated by reference to ASML's Current Report on Form 6-K, filed with the Commission on March 14, 2003.

        Current Authorizations to Issue and Repurchase Ordinary Shares

        Our Board of Management has the power to issue ordinary shares and Preference Shares if and insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to our Articles of Association). The Board of Management requires the approval, however, of the Supervisory Board and the Meeting of Priority Shareholders for such an issue. The Board of Management, subject to these approvals, is currently authorized to issue ordinary shares and/or rights thereto through September 21, 2003, up to a maximum of 10% of our issued share capital as of March 21, 2002 plus an additional 10% of our issued share capital as of March 21, 2002 in connection with mergers and acquisitions. At our annual General Meeting of Shareholders to be held on March 25, 2003, our shareholders will be asked to extend this authority through September 25, 2004.

         Holders of ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. Such shareholders have no pro rata preemptive subscription right with respect to any ordinary shares issued for consideration other than cash or in the case of ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to our Articles of Association), the Board of Management has the power, on approval by the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate the preemptive rights of holders of ordinary shares. The Board of Management is currently authorized, subject to these approvals, to limit or eliminate preemptive rights of holders of ordinary shares through September 21, 2003. A further designation may be effective for up to five years and may be renewed. At our annual General Meeting of Shareholders to be held on March 25, 2003, our shareholders will be asked to extend this authority through September 25, 2004.

         We may repurchase ordinary shares at any time, subject to compliance with the requirements of Netherlands law (and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any one time amounts to no more than one-tenth of our issued share capital). Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of an authorizing resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase up to 10% of our issued share capital through September 21, 2003 at a price between the nominal value of the ordinary shares purchased and 110% of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 25, 2003, our shareholders will be asked to extend this authority through September 25, 2004.

C.       Material Contracts

Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement between ASML Holding N.V. and The Bank of New York relating to $575,000,000 5.75 percent Convertible Subordinated Notes due 2006

         On October 23, 2001, we entered into an agreement with The Bank of New York which contained the terms and conditions of our 5.75 percent Convertible Subordinated Notes due October 2006 (the "5.75 percent Notes"). In October 2001, we issued $575,000,000 of 5.75 percent Notes in an offering that included an offering outside the United States pursuant to Regulation S under the Securities Act of 1933 (the "Securities Act") and an offering in the United States pursuant to Rule 144A under the Securities Act. The 5.75 percent Notes pay interest at an annual rate of 5.75 percent with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002, and are convertible into an aggregate of 30,814,576 of our ordinary shares at a conversion price of $18.66 per share, subject to adjustment, at any time prior to maturity. At any time on or after October 22, 2004 the 5.75 percent Notes are redeemable at our option, in whole or in part at the redemption price of 100% of their principal amount together with accrued interest.


Registration Rights Agreement dated as of October 23, 2001, between ASML and Morgan Stanley and Co. International Limited

         On October 23, 2001, we entered into a Registration Rights Agreement in respect of the ordinary shares issuable upon conversion of the 5.75 percent Notes. Pursuant to the terms of the Registration Rights Agreement, we are obligated to keep effective, until October 26, 2003, a Shelf Registration Statement registering sale of the ordinary shares issuable upon conversion of the 5.75 percent Notes under the Securities Act of 1933.


D.       Exchange Controls

         There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euro on Veldhoven registered shares and Amsterdam Shares may be officially transferred from the Netherlands and converted into any other currency without being subject to any Netherlands legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Netherlands Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be paid in U.S. dollars, converted at the rate of exchange on Euronext Amsterdam at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association. ASML has no current intention to pay dividends on its ordinary shares. For more information see Item 10.B.--"Memorandum and Articles of Association."


E.     Taxation

Netherlands Taxation

         The statements below represent a summary of current Netherlands tax laws. The description is limited to the material tax implications for a holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Netherlands tax purposes (a "Non-resident Holder"). This description does not address special rules that may apply to special classes of holders of ordinary shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in ordinary shares should consult his or her tax counsel.

    General

         The acquisition of ordinary shares by a non-resident of the Netherlands should not be treated as a taxable event for Netherlands tax purposes. The income consequences in connection with owning and disposing of our ordinary shares are discussed below.


     Substantial Interest

         A person that, directly or indirectly, owns 5% or more of our share capital, or holds options to purchase 5% or more of our share capital, has a substantial interest in our shares or our options, as applicable. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no tax is recognized. Special attribution rules exist in determining the presence of a substantial interest.


     Income Tax Consequences for Non-Resident Holders on Owning and Disposing of the Ordinary Shares

         Individual income tax for individual Non-resident Holders

         An individual who is a Non-resident Holder will not be subject to Netherlands income tax on received income in respect of our ordinary shares or capital gains derived from the sale, exchange or other disposition of our ordinary shares, provided that such holder:

         o does not carry on and has not carried on a business in the Netherlands through a permanent establishment or a permanent representative to which the ordinary shares are attributable;

         o does not hold and has not held a substantial interest in ASML's share capital or, in the event the Non-resident Holder holds or has held a substantial interest in the Company's share capital, such interest is or was a business asset in the hands of the holder;

         o does not share and has not shared directly (not through the beneficial ownership of ordinary shares or similar securities) in the profits of an enterprise managed and controlled in the Netherlands which owned or was deemed to have owned ASML's ordinary shares;

         o does not carry out and has not carried out any activities which generate taxable profit or taxable wages (belastbaar resultaat uit overige werkzaamheden) to which the holding of ASML's ordinary shares was connected;

         o does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or board member of any entity resident in the Netherlands, and does not serve and has not served as a civil servant of a Netherlands public entity with which the holding of ASML's ordinary shares is or was connected; and

         o is not an individual that has opted to be taxed as a resident of the Netherlands.

         Corporate income tax for corporate Non-resident Holders

         Income derived from ordinary shares or capital gains derived from the sale, exchange or disposition of ordinary shares by a Non-resident Holder which is a corporation is taxable if:

         o the holder carries on a business in the Netherlands through a permanent establishment or a permanent agent in the Netherlands (Netherlands enterprise) and the ordinary shares are attributable to this permanent establishment or permanent agent, unless the participation exemption (discussed below) applies; or

         o the holder has a substantial interest in ASML, which is not allocable to his enterprise; or

         o certain assets of the holder are deemed to be treated as a Netherlands enterprise by under Netherlands tax law and the ordinary shares are attributable to this Netherlands enterprise.

         To qualify for the Netherlands participation exemption, the Holder must generally hold at least 5% of the nominal paid-in capital of ASML and meet other requirements.

         Under most Netherlands tax treaties the right to tax capital gains realized by a Non-resident Holder from the sale, exchange or other disposition of ordinary shares is allocated to the holder's country of residence and not the Netherlands.

     Dividend Withholding Tax

         In general, a dividend distributed by us in respect of our ordinary shares will be subject to a withholding tax imposed by the Netherlands at a statutory rate of 25%.

Dividends include:

         o    dividends in cash or in kind;

         o    deemed and constructive dividends;

         o consideration for the repurchase of ordinary shares (including a repurchase by a direct or indirect subsidiary) in excess of the recognized average paid-in capital unless such repurchase is for temporary investment or exempt;

         o proceeds from the redemption of ordinary shares in excess of recognized paid-in capital;

         o stock dividends equal to their nominal value (unless distributed out of recognized paid-in share premium);

         o repayment of paid-in capital not recognized as capital for Netherlands dividend withholding tax purposes; and

         o liquidation proceeds in excess of average paid-in capital recognized as capital for Netherlands dividend withholding tax purposes.

A reduction of Netherlands dividend withholding tax can be obtained if:

         o the participation exemption applies and the ordinary shares are attributable to a business carried out in the Netherlands;

         o the dividends are distributed to a qualifying EU corporate holder satisfying the conditions of the EU Parent-Subsidiary Directive; or

         o    the rate is reduced by treaty; or

         o surtax was due on the dividend distribution and the recipient is a resident of the Netherlands Antilles or Aruba, a Member State of the EU or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation.

         A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-resident Holder's country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, all European Union member states, and other countries.

         Under the Treaty between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Tax Treaty"), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of our voting power, to 5%, provided that the shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file for a refund of such withholding.

         A Non-resident Holder may not claim the benefits of the Tax Treaty unless (i) it is a resident of the United States as defined therein and (ii) its entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.

     Dividend Stripping Rules

         Under Netherlands tax legislation regarding anti-dividend stripping, no exemption from, or refund of, Netherlands dividend withholding tax is granted if the recipient of dividends paid by ASML is not considered the beneficial owner of such dividends.


     Surtax

         As a result of Netherlands tax reform effective from January 1, 2001, ASML will be subject to a 20% corporate income tax, or Surtax, on 'excessive' (evaluated based on certain criteria, including previous dividend distributions) dividends ASML distributes during the period from January 1, 2001 to, and including, December 31, 2005.


     Gift or Inheritance Taxes

         Netherlands gift or inheritance taxes will not be levied on the transfer of ordinary shares by way of gift, or upon the death of a Non-resident Holder, unless:

        (1) the transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of the gift or death, is deemed to be, resident of the Netherlands; or

        (2) the ordinary shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment or a permanent representative in the Netherlands.

         For purposes of Netherlands gift and inheritance tax, an individual of Netherlands nationality is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceding the time of the gift or death. For purposes of Netherlands gift tax, a person not possessing Netherlands nationality is deemed to be a resident of the Netherlands if he has resided therein at any time in the twelve months preceding the time of the gift.


     Value Added Tax

         No Netherlands value added tax is imposed on dividends in respect of ASML's shares or on the transfer of ASML's ordinary shares.


     Residence

         A Non-resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding ASML's ordinary shares or of the execution, performance, delivery and/or enforcement of rights in respect of ASML's ordinary shares.


United States Taxation

         The following is a discussion of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a U.S. Holder (as defined below). This discussion deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, banks, broker-dealers, investors owning directly, indirectly or constructively 10% or more of our outstanding voting shares, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local or non-United States tax consequences. The following discussion is based on U.S. tax laws, and judicial and administrative interpretations thereof as in effect on the date hereof, all of which are subject to change, potentially retroactively. Prospective purchasers of ordinary shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local or non-U.S. tax laws to which they may be subject.

         As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that for U.S. federal income tax purposes is:

         (1)  an individual citizen or resident of the United States,

         (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof,

         (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or

         (4) a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all of its substantial decisions.

         If an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares.


     Taxation of Dividends

         U.S. Holders will include in gross income as foreign-source dividend income the gross amount of any distribution (before reduction for Netherlands withholding taxes) ASML makes out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder should be the U.S. dollar value of the foreign currency (e.g. euro) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for U.S. foreign tax credit purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in the ordinary shares and thereafter as taxable capital gain. ASML does not maintain calculations of its earnings and profits under United States federal income tax principles.

         Subject to limitations provided in the U.S. Internal Revenue Code, a U.S. Holder may generally deduct from its United States federal taxable income, or credit against its United States federal income tax liability, the amount of any Netherlands withholding taxes. However, Netherlands withholding tax may be deducted only if the U.S. Holder does not claim a credit for any Netherlands or other non-U.S. taxes paid or accrued in that year. In addition, Netherlands dividend withholding taxes will likely not be creditable against the U.S. Holder's United States tax liability to the extent ASML is not required to pay over the amount withheld to the Netherlands Tax Administration. Currently, a Netherlands corporation that receives dividends from qualifying non-Netherlands subsidiaries may credit source country tax withheld from those dividends against Netherlands withholding tax imposed on a dividend paid by a Netherlands corporation, up to a maximum of 3% of the dividend paid by the Netherlands corporation. The credit reduces the amount of dividend withholding that ASML is required to pay to the Netherlands Tax Administration but does not reduce the amount of tax ASML is required to withhold from dividends.


     Taxation on Sale or Other Disposition of Ordinary Shares

         Upon a sale or other disposition of ordinary shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized, if paid in U.S. dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the U.S. Holder's tax basis (determined in U.S. dollars) in such ordinary shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the U.S. Holder in the ordinary shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for U.S.

federal income tax purposes. Gain or loss from the sale or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the ordinary shares and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States. Each U.S. Holder should consult its tax advisor with regard to the translation rules of its adjusted basis and the amount realized upon a sale or other disposition of its ordinary shares if purchased in, or sold or disposed of for, a currency other than U.S. dollar.


     Information Reporting and Backup Withholding

         Information returns may be filed with the Internal Revenue Service ("IRS") in connection with payments on the ordinary shares or proceeds from a sale, redemption or other disposition of the ordinary shares. A "backup withholding" tax may apply to these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be refunded (or credited against the beneficial owner's U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.


F.       Dividends and Paying Agents

         Not applicable


G.       Statement by Experts

         Not applicable


H.       Documents on Display

         We are subject to certain of the reporting requirements of the Exchange Act. As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also publish unaudited interim financial information after the end of each quarter, commencing with the first quarter of 2003. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

         You may read and copy any document we file with the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, DC 20549, Woolworth Building, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. The address of this website is http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.


I.    Subsidiary Information

      See Item 4--"Information on the Company--Organizational Structure".


ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk

         Although we price most of our product sales in euro, we anticipate that a portion of our revenues from net sales, cost of sales and expenses will remain denominated in U.S. dollars for the foreseeable future.

However, the carrying value of our accounts receivable and accounts payable approximate fair value due to the short-term nature of those instruments. Based on current rates for similar instruments with the same maturities, the fair value of our remaining outstanding notes amounts to EUR 894.4 million. See Item 5--"Operating and financial review and prospects--Foreign Exchange Management" and Note 1 and Note 5 to our Consolidated Financial Statements, which are incorporated herein by reference. We do not have any other material market risk exposure.


ITEM 12. Description of Securities Other Than Equity Securities

         Not applicable

                                    PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

     None


ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None


ITEM 15.  Controls and Procedures

     Evaluation of Disclosure controls and Procedures

         Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to ASML (including its consolidated subsidiaries) required to be included in our periodic filings under the Exchange Act.


     Changes in Internal Controls

         Since the Evaluation Date, there have not been any significant changes in our internal controls or in other factors that could significantly affect such controls.


ITEM 16.  Reserved

                                   PART III

ITEM 17.   Financial Statements

     Not applicable


ITEM 18.   Financial Statements

         In response to this item, the Company incorporates herein by reference the Consolidated Financial Statements of the Company set forth on pages F-2 through F-31 hereto.


ITEM 19. Exhibits

Exhibit No.          Description
-----------          -----------

1 Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 6 to the Registrant's Registration Statement on Form 8-A/A, filed with the Commission on June 18, 2002 (File No. 0-25566))

2.1 Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to $575,000,000 5.75 percent Convertible Subordinated Notes due 2006 (incorporated by reference to Exhibit 2.3 to the Registrant's Annual Report on Form 20-F, for the fiscal year ended December 31, 2001)

2.2 Registration Rights Agreement, dated as of October 23, 2001, by and among ASML Holding N.V. and Morgan Stanley & Co. International Limited, on behalf of several managers named therein (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form F-3 (File No. 333-83266))

4.1 Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000)

8                    List of Subsidiaries*

10.1                 Certification of CEO and CFO Pursuant to 18 U.S.C.
                     Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

10.2                 Consent of Deloitte & Touche*

________________________
*   Filed herewith

                                  SIGNATURES

ASML hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                             ASML Holding N.V.
                                             (Registrant)



                                             /s/ Peter T.G.M. Wennink
                                             ------------------------
                                             By: Peter T.F.M. Wennink
                                                 Principal Accounting and
                                                 Chief Financial Officer


Dated:  March 7, 2003

                   CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I,  Doug J. Dunn, certify that:

1.     I have reviewed this annual report on Form 20-F of ASML Holding N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

       a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

       c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    March 7, 2003


                                             Signature: /s/ Doug J. Dunn
                                                        ------------------------
                                               Name:    Doug J. Dunn
                                               Title:   Chief Executive Officer

                   CERTIFICATION OF CHIEF FINANCIAL OFFICER

I,  Peter T.F.M. Wennink, certify that:

1.     I have reviewed this annual report on Form 20-F of ASML Holding N.V;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

       a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

       c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    March 7, 2003


                                            Signature:  /s/ Peter T.F.M. Wennink
                                                        ------------------------
                                              Name:     Peter T.F.M. Wennink
                                              Title:    Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS


Financial Statements

Consolidated statements of operations for the years ended December 31,
2000, 2001 and 2002.............................................................................F-2

Consolidated statements of comprehensive income (loss) for the years ended December 31, 2000, 2001 and 2002..........................................................F-3

Consolidated balance sheets as of December 31, 2001 and 2002....................................F-3

Consolidated Statements of shareholders' equity for the years ended
December 31, 2000, 2001 and 2002................................................................F-4

Consolidated statements of cash flows for the years ended
December 31, 2000, 2001 and 2002................................................................F-5

Notes to the consolidated financial statements..................................................F-6

Independent Auditors' Report...................................................................F-32



CONSOLIDATED STATEMENTS OF OPERATIONS(1)

                                                                         For the year ended December 31
                                                             --------------------------------------------------------
                                                               2000            2001          2002           2002(2)
                                                             ---------      ----------    -----------    ------------
                                                                EUR            EUR            EUR             USD
                                                                 (Amounts in thousands, except per share data)

        Net product sales...........................         2,462,537       1,335,608      1,740,633      1,825,328
        Net service sales...........................           210,093         253,639        218,039        228,648
                                                             ---------      ----------    -----------    ------------
        Total net sales.............................         2,672,630       1,589,247      1,958,672      2,053,976

        Cost of product sales.......................         1,405,472       1,348,837      1,289,030      1,351,751
        Cost of service sales.......................           166,344         209,397        202,038        211,869
                                                             ---------      ----------    -----------    ------------
3       Total cost of sales.........................         1,571,816       1,558,234      1,491,068      1,563,620

        Gross profit on sales.......................         1,100,814          31,013        467,604        490,356

        Research and development costs..............           327,015         347,333        324,419        340,204
16      Research and development credits............           (24,983)        (16,223)       (26,015)       (27,281)
        Selling, general and administrative costs...           256,513         245,962        263,243        276,052
        Merger and acquisition costs................                 0          41,477              0              0
3       Restructuring charges.......................                 0           3,082              0              0
                                                             ---------      ----------    -----------    ------------
        Operating income (loss).....................           542,269        (590,618)       (94,043)       (98,619)
        Interest income.............................            61,869          41,786         31,177         32,694
        Interest expense............................           (49,276)        (48,993)       (67,958)       (71,265)
        Minority interest in net results from
        subsidiaries                                            (3,205)          3,606              0              0
                                                             ---------      ----------    -----------    ------------

        Income (loss) from continuing operations before
          income taxes..............................           551,657        (594,219)      (130,824)      (137,190)

17      (Provision for) benefits from income taxes..          (167,923)        179,017         42,779         44,861
                                                             ---------      ----------    -----------    ------------
        Net income (loss) from continuing operations
          before effect of accounting changes.......           383,734        (415,202)       (88,045)       (92,329)
        Cumulative effect of change in accounting
          principle net of tax(3)...................            (2,676)              0              0              0
                                                             ---------      ----------    -----------    ------------
        Net income (loss) from continuing operations           381,058        (415,202)       (88,045)       (92,329)
2       Loss from discontinued operations  before
          income taxes..............................            (3,685)       (103,001)      (183,624)      (192,559)
17      Benefits from income tax....................               674          39,211         63,846         66,953
                                                             ---------      ----------    -----------    ------------
        Net loss from discontinued operations.......            (3,011)        (63,790)      (119,778)      (125,606)
        Net income (loss)...........................           378,047        (478,992)      (207,823)      (217,935)
        Basic net income (loss) from continuing
          operations per ordinary share.............              0.83         (0.89)         (0.18)
        Basic net loss from discontinued operations per
          ordinary share............................             (0.01)        (0.14)         (0.26)
        Basic net income (loss) per ordinary share..              0.82         (1.03)         (0.44)
        Diluted net income (loss) from continuing
          operations per ordinary share.............              0.79         (0.89)         (0.18)
        Diluted net (loss) from discontinued operations
          per ordinary share........................             (0.01)        (0.14)         (0.26)
        Diluted net income (loss) per ordinary share              0.78         (1.03)         (0.44)
        Number of ordinary shares used in computing per
          share amounts (in thousands)
            Basic(4)...............................            461,887         465,866        476,866
            Diluted(4).............................            483,127         465,866        476,866

__________________

(1) See Note 2 "Discontinued operations" and Note 3 "Restructuring" to the Consolidated Financial Statements.
(2) Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2002, have been translated into U.S. dollars using the exchange rate on December 31, 2002, of USD
      1.00 = EUR 0.9536.
(3) The cumulative effect for change in accounting principles reflects an adjustment in 2000 for Staff Accounting Bulletin (SAB 101) revenue recognition.
(4) All net income per ordinary share amounts have been retroactively adjusted to reflect the three-for-one stock split in April 2000 as well as the issuance of shares to merge with SVG in May 2001.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                   For the year ended December 31
                                                       -----------------------------------------------------------
                                                         2000            2001           2002            2002
                                                       ----------     ----------     -----------   ---------------
                                                         EUR             EUR             EUR             USD
                                                                       (Amounts in thousands)
Net income (loss)..................................      378,047        (478,992)      (207,823)       (217,935)
Foreign currency translation.......................      118,782          26,744          5,859           6,144
                                                       ---------      ----------    -----------    ------------
Comprehensive income (loss)........................      496,829        (452,248)      (201,964)       (211,791)



CONSOLIDATED BALANCE SHEETS

                                                                                           As of December 31
                                                                            ------------------------------------------
                                                                               2001           2002           2002
                                                                            -----------   ------------   -------------
                                                                                EUR            EUR           USD
                                                                                     (Amounts in thousands,
                                                                                 except share and per share data)
          Assets
            Cash and cash equivalents.....................                      910,678        668,760        701,301
6           Accounts receivable, net......................                      510,566        556,664        583,750
7           Inventories, net..............................                      778,269        730,025        765,546
17          Current tax assets............................                       50,107        178,706        187,401
17          Deferred tax assets...........................                          362              0              0
8           Other current assets..........................                      192,614        175,095        183,615
2           Assets from discontinued operations...........                      208,822        106,094        111,256
                                                                            -----------   ------------   -------------
          Total current assets............................                    2,651,418      2,415,344      2,532,869

17          Deferred tax assets...........................                      262,091        314,795        330,112
8           Other assets..................................                       89,384         61,757         64,762
9           Intangible assets.............................                       16,275         14,069         14,754
10          Property, plant and equipment, net............                      624,672        495,723        519,844
                                                                            -----------   ------------   -------------
          Total assets....................................                    3,643,840      3,301,688      3,462,341

          Liabilities and Shareholders' Equity
            Accounts payable..............................                      275,463        213,423        223,808
3, 11       Accrued liabilities and other.................                      458,863        448,848        470,688
17          Deferred tax liability........................                          665          4,465          4,682
17          Current tax liability.........................                            0         19,947         20,917
2           Liabilities from discontinued operations......                       93,716         66,091         69,307
                                                                            -----------   ------------   -------------
          Total current liabilities.......................                      828,707        752,774        789,402

17          Deferred tax liability........................                       34,302        133,516        140,013
            Other deferred liabilities....................                       19,111         15,391         16,140
12          Convertible subordinated debt.................                    1,510,902      1,064,040      1,115,814
12          Other long term debt..........................                       24,531         20,451         21,446
                                                                            -----------   ------------   -------------
          Total liabilities...............................                    2,417,553      1,986,172      2,082,815

          Cumulative Preference Shares, EUR 0.02 nominal
          value; 900,000,000 shares authorized; none
          outstanding as of December 31, 2002 ............                            0              0              0
          Priority Shares, EUR 0.02 nominal value; 23,100
          shares authorized, issued and outstanding as of
          December 31, 2001 and 2002......................                            1              1              1
          ordinary shares, EUR 0.02 nominal value;
          900,000,000 shares authorized; 466,978,391 shares
          issued and outstanding as of December 31, 2001
          and 482,182,485 as of December 31, 2002.........                        9,339          9,643         10,112
          Share premium...................................                      579,564        870,453        912,807



          Retained earnings...............................                      484,149        276,326        289,771
          Accumulated other comprehensive income..........                      153,234        159,093        166,835
22        Total shareholders' equity......................                    1,226,287      1,315,516      1,379,526
                                                                            -----------   ------------   -------------
          Total liabilities and shareholders' equity......                    3,643,840      3,301,688      3,462,341
                                                                            ===========   ============   =============


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       For the year ended December 31
                                                           -----------------------------------------------------------
                                                             2000            2001            2002           2002
                                                           ----------    ------------    -------------   -------------
                                                             EUR             EUR             EUR             USD
                                                                 (Amounts in thousands, except share data)

Priority Shares Balance, end of year................               1                1               1              1

Priority Shares Balance, beginning of year..........           9,069            9,268           9,339          9,793
Adjustment for pooling of interests fourth quarter
   2000 SVG1........................................               0                7               0              0
Balance, beginning of year, as restated.............           9,069            9,275           9,339          9,793
Issuance of ordinary shares.........................             199               64             304            319
                                                           ----------    ------------    -------------    ------------
Balance, end of year................................           9,268            9,339           9,643         10,112
Share Premium Balance, beginning of year............         512,060          551,343         579,564        607,764
Adjustment for pooling of interests fourth quarter                 0            6,636               0              0
   2000 SVG.........................................
Balance, beginning of year, as restated.............         512,060          557,979         579,564        607,764
Issuance of ordinary shares.........................          39,283           21,585         290,889        305,043
                                                           ----------    ------------    -------------    ------------
Balance, end of year................................         551,343          579,564         870,453        912,807
Retained Earnings Balance, beginning of year........         566,562          944,609         484,149        507,706
Adjustment for pooling of interests fourth quarter
   2000 SVG.........................................               0           18,532               0              0
Balance, beginning of year, as restated.............         566,562          963,141         484,149        507,706
Net income (loss)...................................         378,047         (478,992)       (207,823)      (217,935)
                                                           ----------    ------------    ------------     ------------
Balance, end of year................................         944,609          484,149         276,326        289,771
Comprehensive Income
Cumulative Translation Adjustments
Balance, beginning of year..........................          42,209          160,991         153,234        160,691
Adjustment for pooling of interests fourth quarter
2000 SVG............................................               0          (34,501)              0              0
                                                           ----------    ------------    -------------    ------------
Balance, beginning of year, as restated.............          42,209          126,490         153,234        160,691

Exchange rate adjustments for pooling of interests..         114,128           54,450               0              0
Exchange rate changes for the year and other........           4,654          (27,706)          5,859          6,144
                                                           ----------    ------------    -------------    ------------
Balance, end of year................................         160,991          153,234         159,093        166,835

Number of ordinary shares outstanding (in thousands)
Number of ordinary shares beginning of year.........         460,412          463,395         466,978
Adjustment for pooling of interests fourth quarter
2000 SVG............................................               0              365               0
Issuance of ordinary shares.........................           2,983            3,218          15,204
                                                           ----------    ------------    -------------
Number of ordinary shares outstanding, end of year..         463,395          466,978         482,182
                                                           ==========    ============    =============

______________________
(1) See Note 1 to the Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the year ended December 31
                                                          -----------------------------------------------------------
                                                             2000            2001            2002           2002
                                                          -----------   -------------    -------------  -------------
                                                             EUR             EUR             EUR             USD
                                                                           (Amounts in thousands)

Cash Flows from Operating Activities
Net income (loss) from continued operations.........        381,058         (415,202)        (88,045)       (92,329)
Adjustments to reconcile net income to net cash flows
from operating activities:
Depreciation and amortization.......................        111,133          126,759         166,035        174,114
Impairment charges..................................              0           12,200          20,651         21,656
                                                          -----------   -------------    -------------  -------------
Allowance for doubtful debts........................            835            3,310               0              0
Allowance for obsolete inventory....................         10,215          367,140         112,164        117,622
Changes in assets and liabilities that provided
(used) cash:
Accounts receivable.................................       (238,092)          308,978        (57,183)       (59,965)
Deferred income taxes...............................         (8,973)         (156,676)       (22,361)       (23,449)
Inventories, gross..................................       (184,106)         (380,006)       (77,408)       (81,175)
Other assets........................................        (63,835)         (111,673)        31,365         32,891
Accrued liabilities.................................        143,308           89,494         (41,683)       (43,711)
Accounts payable....................................         68,132           48,301         (71,927)       (75,427)
Income tax payable..................................         31,069          (92,240)        (25,759)       (27,013)
                                                          -----------   -------------    -------------  -------------
Net cash provided by (used in) operating activities
from continuing operations..........................        250,744         (199,615)        (54,151)       (56,786)
Cash Flows from Investing Activities
Purchases of property, plant and equipment..........       (181,007)        (312,857)       (138,587)      (145,330)
Proceeds from sale of property, plant and equipment.          3,030           21,672          58,735         61,593
Investments in financial fixed assets...............              0          (34,404)              0              0
Purchases of short-term investments, available for          (18,744)               0               0              0
sales...............................................
Maturities of short-term investments, available for          44,835                0               0              0
sales...............................................
Purchase of intangible assets.......................              0             (506)              0              0
                                                          -----------   -------------    -------------  -------------
Net cash used in investing activities from continuing
operations..........................................       (151,886)        (326,095)        (79,852)       (83,737)
Cash Flows from Financing Activities
Proceeds from issuance of convertible subordinated
notes...............................................              0          652,176               0              0
Payment of underwriting commission..................              0          (14,237)              0              0
Net proceeds from issuance of shares and stock options       35,948           26,351          26,630         27,926
Other financing activities..........................         (1,750)               0          (5,203)        (5,456)
                                                          -----------   -------------    -------------  -------------
Net cash provided by financing activities from
continuing operations...............................         34,198          664,290          21,427         22,470
Net cash flows......................................        133,056          138,580        (112,576)      (118,054)
Minority interest...................................        121,119         (121,119)              0              0
Effect of changes in exchange rates on cash.........         39,685           17,604          (1,869)        (1,960)
Net cash used by SVG for the quarter
ended December 31, 2000(2)..........................              0          (38,772)              0              0
Net cash flow (used) provided by
discontinued operations.............................        (45,048)         (69,815)       (127,473)      (133,676)
                                                          -----------   -------------    -------------  -------------
Net increase (decrease) in cash and cash equivalents        248,812          (73,522)       (241,918)      (253,689)
Cash and cash equivalents at beginning of the year..        735,388          984,200         910,678        954,990
Cash and cash equivalents at end of the year........        984,200          910,678         668,760        701,301
Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest............................................         18,427           33,444          66,614         69,855
Taxes...............................................        146,520           73,922           3,642          3,819
Supplemental non-cash investing and financing activities:
Conversion of Bonds into 13, 634,782 ordinary shares              0                0         265,411        278,325

_________________

(2) The decrease in net cash used by SVG for the quarter ended December 31, 2000 consists of EUR 31,659 provided by operating activities, EUR (16,336) used for investing activities, EUR (58,430) used for discontinued activities and EUR 4,335 provided by financing activities.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of significant accounting policies

The accompanying Consolidated Financial Statements include the Financial Statements of ASML Holding N.V. Veldhoven, the Netherlands, and its consolidated subsidiaries (together referred to as "ASML" or the "Company"). ASML is a worldwide business engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems, mainly consisting of lithography systems. ASML's principal operations are in the Netherlands, the United States and Asia.

ASML follows accounting principles generally accepted in the United States of America ("U.S. GAAP"). ASML's reporting currency is the euro. The accompanying Consolidated Financial Statements are stated in thousands of euro ("EUR") except that, solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2002 have been translated into United States dollars ("USD") using the exchange rate in effect on December 31, 2002 of USD 1.00 = EUR 0.9536. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

On May 21, 2001, ASML merged with SVG, a company active in the lithography, Track and Thermal business. The merger with SVG is accounted for under the "pooling of interests" method. For accounting and financial reporting purposes, the companies are treated as if they had always been combined. Therefore, the Consolidated Financial Statements for each of the three years ended December 31, 2002, 2001 and 2000 reflect the combination of Financial Statements for ASML's historical operations with those of SVG for all periods presented. Because SVG's fiscal year ended on September 30, prior to the merger ASML's comparative figures for fiscal 2000 include the results of ASML's historical operations for the twelve months ended December 31, and the results of SVG's historical operations for the twelve months ended September
30. Consequently, SVG's net sales and net income for the quarter ended December 31, 2000, of USD 247 million and USD 17 million respectively, were excluded from the consolidated statement of operations for the fiscal year 2000. The fiscal years of the two companies were aligned effective January 1, 2001, resulting in a cumulative adjustment to shareholders' equity of EUR (9,326) which reflects the difference between SVG's shareholder's equity as of September 30, 2000 and December 31, 2000.

On December 18, 2002 ASML announced the proposed divestiture of its Thermal business, including related customer support activities, and the termination of its activities in the Track business. As a result of this decision, the presentation of the Company's financial statements and the notes thereto have been retroactively adjusted to reflect the effects of the decision to discontinue these operations. Further reference is made to Note 2.

Principles of consolidation

The Consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Foreign currency translation

The financial information for subsidiaries outside the euro-zone is generally measured using local currencies as the functional currency. The financial statements of those foreign subsidiaries are translated into euro in the preparation of ASML's consolidated financial statements. Assets and liabilities are translated into euro at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euro based on the average rate of exchange for the corresponding period. The resulting translation adjustments are recorded directly in shareholders' equity. Currency differences on inter-company loans that have the nature of a permanent investment are accounted for in a similar way.

Derivative financial instruments

The Company principally uses derivative foreign currency hedging instruments for the management of foreign currency risks. Applying Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133" the Company measures all derivative foreign currency hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for all hedges that meet SFAS No. 133 effectiveness criteria. Forwards and options used to hedge the impact of the fluctuations in exchange rates on cash flows from purchase activities and sales transactions in non-functional currencies are treated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying transactions. The changes in fair value of the derivatives are intended to offset changes in the expected cash flows from the underlying transactions. The change in the fair value of cash flow hedges are deferred in other comprehensive income until the underlying exposure is recognized in the Income Statement.

When the underlying transaction is recognized, the related gain or loss on the cash flow hedge accumulated in other comprehensive income is released to the income statement. Gains and losses of hedges on sales transactions are recognized in revenue, while gains and losses of hedges on forecasted purchase transactions are recognized in cost of sales. In the event that the underlying transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is released from accumulated other comprehensive income and included in the Income Statement.

Forwards used to hedge accounts receivable, accounts payable and other monetary assets and liabilities denominated in non-functional currencies are designated as fair value hedges. Both the change in the fair value of these hedges and their underlying exposure are recognized in the Income Statement.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges, with changes in fair value recorded in the Income Statement. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying assets. Accordingly, all changes in fair value of these derivative instruments are recorded as other comprehensive income. The accumulated changes in fair value of the derivatives are intended to offset changes in future interest cash flows on the assets.

The Company records any ineffective portion of foreign currency hedging instruments in cost of sales in the Income Statement. Ineffectiveness of hedging instruments had an impact of EUR 0.8 million on cost of sales in 2002. The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not incur effects due to ineffectiveness of interest rate swaps in 2002.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits and commercial paper, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable inventory.

Intangible assets

Intangible assets include acquired intellectual property rights that are valued at cost and are amortized on a straight-line basis over their estimated useful life of 10 years.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML's property, plant and equipment:

Category                                                Assigned economic life
------------------------------------------------------  ----------------------
Buildings and constructions............................      5 - 40 years
Machinery and equipment................................      2 - 5 years
Office furniture/fixtures..............................      3 - 5 years
Leasehold improvements.................................      5 - 10 years

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be usable for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from two to five years.

Evaluation of  long-lived assets for impairment

The Company evaluates its long-lived assets, which include property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less the cost to sell.

Recognition of revenues, income and expenses

ASML distinguishes between revenues from "new" and "proven" technology systems. Revenue for "proven technology" systems is recognized upon shipment, since title passes to the customer at that moment, and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues on "new technology" systems are deferred until installation and acceptance at the customer's premises are completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as "new technology," ASML considers the equipment to be "proven technology". At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for "proven technology" and recognizes previously deferred revenue. In the second half of 2002, the TwinscanTM technology, which was previously identified as "new technology", has been marked "proven technology." The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Cost of sales

Costs of product sales comprise direct product costs such as materials, labor, cost of warranty, depreciation and related overhead costs. Repayments of certain technical development credits, which are calculated as a percentage of sales, are also charged to cost of product sales (see "Research and development cost and credits," below).

ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued installation and warranty reserve. Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs relating to providing extended warranty and maintenance services.

Restructuring

ASML applies the criteria defined in Emerging Issues Task Force consensus ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, one of these criteria relates to the existence of authorized plans that have been communicated to the employees involved in a sufficient level of detail. Other exit costs include purchase and other commitments to be settled or fulfilled.

Related costs are estimated based on expected settlement fees and committed payments, taking into account future potential benefits, if any, from those commitments.

Research and development costs and credits

Costs relating to research and development are charged to operating expense as incurred. Subsidies and other governmental credits for research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which the subsidy or credit relates occurs. Technical development credits (Technische Ontwikkelingskredieten or "TOKs") received from the Netherlands government to offset the cost of certain research and development projects are contingently repayable, including accrued interest, as a percentage of the revenues from future sales, if any, of equipment developed in such projects. These repayments are charged to cost of sales at the time such sales are recorded (see Note 16). No repayments are required if such sales do not occur.

Stock options

ASML applies Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. SFAS 123, Accounting for Stock-Based Compensation, allows companies to elect to recognize the fair value of the stock options granted to employees as an expense, or to account for stock option plans using the intrinsic value method under APB 25 and provide pro forma disclosure of the impact of the fair value method on net income and earnings per share. ASML continues to account for its stock options under the intrinsic value method and discloses the pro forma effects of SFAS 123 in Note 13.

Net income (loss) per ordinary share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding for that period. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML's stock compensation plan were exercised, and if ASML's convertible loans were converted, unless the conversion would have an anti-dilutive effect. The dilutive effect is calculated using the treasury method. As a result of the losses incurred by the Company, there is no difference between basic and diluted earnings in 2002 and 2001 because the assumed conversion of loans and exercise of stock options would have been anti-dilutive.

A summary of the weighted average number of shares and ordinary equivalent shares is as follows:

                                                                 Year ended December 31
                                                    ---------------------------------------------
                                                       2000              2001            2002
                                                    ----------       ----------       ------------
                                                                 (Amounts in thousands)
Basic weighted average shares outstanding...........  461,887           465,866         476,866
Weighted average ordinary equivalent shares.........   21,240                 0               0
Diluted weighted average shares outstanding.........  483,127           465,866         476,866


Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 22.

Use of estimates

The preparation of ASML's Consolidated Financial Statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Comprehensive income

Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but recorded directly in shareholders' equity. For the years ended December 31, 2002, 2001 and 2000, comprehensive income consists of net income (loss), unrealized gains and losses on derivative financial instruments and foreign currency translation adjustments.

Segment disclosure

In prior years and the first half of 2002, ASML reported in two business segments, Lithography and Track and Thermal. As ASML has terminated substantially its entire Track business and initiated the sale of the Thermal business, they are presented as discontinued operations and no longer presented as a separate segment. Customer support obligations and activities related to the Track business are continuing and reported as part of the lithography business (see Note 2). ASML operates in three general geographic locations (see Note 18).

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. If it is more likely than not that the carrying amount of deferred tax assets will not be realized, a valuation allowance will be recorded.

Newly adopted accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Intangible Assets."

SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The adoption of this standard did not impact ASML's financial position, result of operations or cash flows.

SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but instead tested at least annually for impairment. The adoption of SFAS No. 142 as of January 1, 2002, did not have an impact on the Company's financial position, result of operations or cash flows, since it did not have any goodwill or intangible assets with indefinite lives.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, for a disposal of a segment of a business." SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. ASML adopted SFAS 144 as of January 1, 2002. The Company performed an assessment of its long-lived assets within the Track and Thermal businesses and recorded impairment losses of EUR 11 million. The impairment charges related to the Track and Thermal businesses that resulted from the adoption of SFAS 144 have been included in the `result of discontinued operations'. Furthermore, ASML assessed the valuation of fixed assets for continuing operations. This lead to an impairment charge of EUR 20 million that has been recognized in cost of sales of continuing operations.

Under SFAS 144, a component of a business is reported in discontinued operations if the operations and cash flows will be, or have been eliminated from the ongoing operations of the company and the company will not have any significant continuing involvement in such operations. Accordingly, ASML reported its Thermal and Track businesses as discontinued operations, details of which are provided in Note 2.

In 2002, Netherlands legislation was adopted that requires full disclosure of individual management remuneration. The legislation became effective for financial years starting on or after January 1, 2002. ASML has included the required disclosures in Note 19.


Recent accounting pronouncements

In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS 143 will have a material impact on its Consolidated Financial Statements.

In April, 2002, the FASB issued SFAS 145, "Rescission of SFAS No. 4, 44, 64, Amendment of SFAS 13, and Technical Corrections." SFAS 145 applies to fiscal years beginning after May 15, 2002 or certain transactions entered into after May 15, 2002. ASML did not enter into transactions that are within the scope of SFAS 145 after May 15, 2002 and does not expect the adoption of SFAS 145 to have a material impact on its Financial Statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS 146 supersedes Emerging Issues Task Force (EITF) issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." ASML will adopt SFAS 146 as of January 1, 2003 and does not expect the adoption of the statement to have a significant impact on its financial position and result of operations.

In December 2002, the FASB Issued Statement No.148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123," ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. ASML has not yet determined the impact of the adoption of SFAS 148 on the Company's result of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. ASML has not yet determined the impact of the adoption of FIN 45 on the Company's result of operations or financial position.

In November 2002, the EITF 00-21 "Revenue Arrangements with Multiple Deliverables" was released. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. ASML is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its result of operations and financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") addressing consolidation by business enterprises of variable interest entities, which include various special purpose vehicles and off-balance structures. FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and applies in the first year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. It is reasonably possible that upon adoption of FIN 46, certain variable interest entities could be required to be included in the Company's Consolidated Financial Statements.

We assessed and will continue to evaluate the impact of this interpretation on our financial condition and results of operations. Our preliminary assessment has indicated that ASML is party to a transaction involving a variable interest entity relating to the lessor of the Veldhoven headquarters building that is under construction, together with adjacent office space.

ASML has a commitment to fund the lessor with a subordinated loan of EUR 5.4 million at the inception of the lease of the headquarters building, expected mid-2003. The lease of the adjacent office space commenced July 1, 2002. Both leases will expire in 2018. The Company has an option to purchase the property, according to a predetermined price scheme, throughout the term of the lease. Total assets of the lessor, upon completion of the headquarters building, will amount to approximately EUR 54 million and are funded through third party equity, third party loans and the subordinated loan provided by ASML. ASML's maximum exposure to loss is estimated as the amount of the subordinated loan issued to the lessor of EUR 5.4 million.

We are currently in the process of analyzing whether ASML is the primary beneficiary in the lessor entity and may as such be required to consolidate the specific assets and liabilities of the lessor in ASML's third quarter 2003 quarterly balance sheet.

2.  Discontinued operations

Discontinuance of Track and Thermal businesses

On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its activities in the Track business. Both discontinued businesses met the criteria of SFAS 144 and have been classified accordingly.

The Company reviewed its long-lived assets used in the Thermal business for potential impairment. No impairment charges were recorded on the Thermal-related net assets. The Company is currently in ongoing negotiations with interested buyers and expects to sell the Thermal business in 2003. The net loss from operations of the Thermal business amounted to EUR 61.2 million in 2002 compared to EUR 42.8 million in 2001.

The termination of the Track business has resulted in an exit plan that includes workforce reduction, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan includes the disposal of remaining assets related to the Track business. ASML will continue to service its existing customers for which ASML has warranty or other service obligations. Consequently, customer support related to the Track business has not been included in discontinued operations.

The net loss from operations of the Track business amounted to EUR 56.6 million for 2002 (2001:EUR 20.9 million ) including total pre-tax estimated exit costs of EUR 47.0 million. These exit costs include asset impairments, inventory write downs, purchase and other commitment settlements and employee termination costs. The number of employees to be terminated under the plan is expected to be approximately 200.

From a tax perspective, assets impairment costs, employee termination costs, inventory write-off and losses from discontinued operations mostly reside and will remain with ASML U.S. group companies. These losses can be offset against future profits from continuing operations of these U.S. group companies.

Summarized results of operations for discontinued operations are as follows:

                                                                   Years ended December 31
                                                      ------------------------------------------------
                                                         2000               2001              2002
                                                      ------------     -------------     -------------
Revenues
     Track...........................................   88,320             51,472             7,236
     Thermal.........................................  301,694            203,642           105,929
                                                      ------------     -------------     -------------
     Total...........................................  390,014            255,114           113,165
Loss from discontinued operations, net of taxes
     Track loss from operations......................   (2,368)           (20,946)          (27,991)
     Track exit costs (net of taxes).................        0                  0           (30,626)
     Thermal loss from operations....................     (643)           (42,844)          (61,161)
                                                      ------------     -------------     -------------
     Total...........................................   (3,011)           (63,790)         (119,778)


Summarized assets and assumed liabilities from discontinued operations are as follows:

                                                                    As of December 31
                                        ------------------------------------------------------------------------------
                                                       2001                                    2002
                                       ---------------------------------------  --------------------------------------
                                          Track       Thermal        Total        Track        Thermal       Total
                                          -----       -------        -----        -----        -------       -----
Assets
     Intangible assets.............             0         2,101        2,101             0        4,410        4,410
     Tangible fixed assets.........        15,182        33,493       48,675         3,812       29,182       32,994
     Inventories...................        23,442        67,177       90,619           339       34,354       34,693
     Receivables...................         5,082        54,470       59,552         1,529       31,535       33,064
     Other.........................         3,428         4,447        7,875           256          677          933
                                          --------    ----------    ---------     ---------    ---------     --------
Total Assets.......................        47,134       161,688      208,822         5,936      100,158      106,094
Liabilities
     Accounts payable..............         3,923        10,878       14,801         2,200        8,263       10,463
     Accrued liabilities...........        18,947        34,106       53,053        26,425       15,316       41,741
     Installation and warranty.....             0        25,862       25,862             0       13,887       13,887
                                          --------    ----------    ---------     ---------    ---------     --------
Total Liabilities..................        22,870        70,846       93,716        28,625       37,466       66,091


ASML organizes its financing activity at the corporate level and does not allocate funding to individual net assets identified as assets from discontinued operations. The following table represents cash flows directly attributable to ASML's discontinued operations.

                                                                         Years ended December 31
                                                          ----------------------------------------------------
                                                                2000               2001              2002
                                                           -------------       -----------      -------------
Net cash provided (used) by
     operating activities of discontinued operations         (35,615)           (35,937)         (121,039)
Net cash used in investing activities of
     discontinued operations                                  (9,433)           (33,878)           (6,434)
                                                           -------------       -----------      -------------
Net cash used in discontinued operations                     (45,048)           (69,815)         (127,473)



3. Restructuring

On December 18, 2002 ASML announced measures to contain costs for its lithography business, including customer support, to lower the breakeven point by adjusting labor capacity and increasing operating flexibility. ASML intends to reduce its lithography-related work force by approximately 700 positions worldwide (11.7 percent). In combination with the effects of discontinued operations, this will result in an expected total work force of approximately 5,300 by the end of the first half of 2003. Total costs worldwide for lithography-related employee termination are estimated at approximately EUR
14.5 million, which will be largely recorded in 2003 since the final details on the plan had not been finally determined by December 31, 2002. ASML also recorded provisions of EUR 78.5 million during 2002 for slow-moving and obsolete lithography inventory and impairments of tangible fixed assets which were recorded as cost of sales.

On October 16, 2001, as a consequence of the ongoing downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan which should result in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG.

The components of the 2001 restructuring charge were as follows:

                                                    Selling, general
                                                           and
                                                     administrative
                                 Cost of Sales          expenses          Total
                                 -------------      ------------------  --------
Inventory write-off                 300,443                  0          300,443
Purchase commitments                 51,761                  0           51,761
Fixed assets write-off               31,345                462           31,807
Building closure costs                2,700                865            3,565
Severance payments                   13,370              1,755           15,125
Total restructuring charges         399,619              3,082          402,701



The restructuring provision relating to the 2001 restructuring is as follows as of December 31, 2002:

                                             Purchase        Building closure    Severance
                                           commitments            costs          payments        Total
                                           -----------       -----------------   ----------     --------
Balance as of December 31, 2001              51,761               2,058           9,181         63,000
Incurred to date                            (27,126)             (2,044)         (6,580)       (35,750)
Adjustments                                  (6,337)              2,116          (1,686)        (5,907)
Effect of foreign currency translation       (8,272)               (330)           (915)        (9,517)
                                           -----------       -----------------   ----------     --------
Balance as of December 31, 2002              10,026               1,800              0          11,826


Adjustments to the 2001 restructuring plan amounting to EUR 5,907 have been recognized in 2002 and are classified as costs of sales. The Company expects to finalize its 2001 restructuring in fiscal year 2003.


4. Other significant events

In April 2002 ASML exercised its option to redeem and did thereby call for redemption on May 3,2002, its remaining outstanding bonds under its 2.5 percent convertible loan (EUR 268.5 million) at a redemption price of 100.00 percent of the principal amount of the bonds plus accrued interest. Before May 3, bondholders converted bonds for a total of EUR 265.4 million into 13,634,782 ordinary shares.

5. Market risk and derivatives

Market risk represents the risk of a change in the value of a financial instrument, derivative or non derivative, caused by fluctuations in currency exchange rates and interest rates. The Company addresses market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.

Foreign currency management

The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exception may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company's policy to hedge material transaction exposures, such as sales transactions and forecasted cash flows from sales and accounts receivable/accounts payable. ASML hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

During the twelve months ended December 31, 2002, EUR 0.8 million of net gain was recognized in cost of sales relating to hedges of forecasted transactions that did not occur. As of December 31, 2002, EUR 0.6 million of other comprehensive income represents the total anticipated loss to be charged to cost of sales, and EUR 3.2 million is the total anticipated gain to be released to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company's policy to hedge material re-measurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forwards. Furthermore, the Company uses forwards to hedge its 320 million Swedish Kroner loan to Micronic.

It is the Company's policy to manage material translation exposures resulting predominantly from ASML's U.S. dollar net investments. ASML's USD 520 million 4.25 percent Convertible Subordinated Notes due 2004 are assigned to certain of the Company's net U.S. dollar investments. As a result, fluctuations in the Company's balance sheet ratio's resulting from changes in exchange rates are reduced.

Interest rate management

The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The Company still retains residual financial statement exposure risk to the extent that the asset and liability positions do not fully offset. It is the Company's policy to enter into interest rate swaps to hedge this residual exposure. For this purpose, the Company uses interest rate swaps, both to hedge changes in market value of fixed loan coupons payable due to changes in interest rates as well as to hedge the variability of future interest receipts as a result of changes in market interest rates.

Financial instruments as of December 31, 2002

Primary financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable and accounts payable. The carrying amount of these financial instruments approximates their fair value due to the short-term nature of these instruments.

The following table summarizes the Company's derivative financial instruments, their market values and their sensitivity to changes in exchange rate or interest rates:

                                                                  Fair value
                                                               change resulting   Fair value change
                                                                   from a 1%       resulting from a
                                                                  non-favorable     10% weakening of
                              Notional            Fair           increase in     EUR against other
      Derivative              Amount              Value          interest rate         currency
---------------------        ---------         -------------   ----------------  ---------------------
Forward contracts             223,000                 845                N/A               5,246
Currency options               41,000                 782                N/A                (12)
Interest rate swaps           982,000               5,684           (18,659)                 N/A


Credit risk

ASML is exposed to credit-related losses in the event of non-performance by counter parties to financial instruments. Although ASML selects and monitors counter parties and uses protective measures, such as letters of credit, where deemed necessary, provisions for potential losses are set up.

6. Accounts receivable

Accounts receivable consist of the following:

                                                                                As of December 31,
                                                                      ----------------------------------------
                                                                         2001                         2002
                                                                      --------------            --------------
Gross accounts receivable                                                513,320                     556,988
Allowance for doubtful debts                                              (2,754)                       (324)
                                                                      --------------            --------------
Net accounts receivable                                                  510,566                     556,664

A summary of activity in the allowance for doubtful debt:

Balance at beginning of year                                             (1,439)                     (2,754)
Utilization of the provision                                                  0                       2,430
Additional provision in the year                                         (1,315)                          0
                                                                      --------------            --------------
Balance at end of year                                                   (2,754)                       (324)



7. Inventories

Inventories consist of the following:

                                                                                As of December 31,
                                                                      ----------------------------------------
                                                                         2001                         2002
                                                                      --------------            --------------

Raw materials                                                            566,609                     267,054
Work-in-process                                                          449,625                     366,440
Finished products                                                        262,526                     381,795
                                                                      --------------            --------------
Total inventories, gross                                               1,278,760                   1,015,289
Allowance for obsolescence and/or
  lower market value                                                    (500,491)                   (285,264)
                                                                      --------------            --------------
Total inventories, net                                                   778,269                     730,025



A summary of activity in the allowance for obsolescence is as follows:

Balance at beginning of year                                             126,779                     500,491
Adjustment for pooling of interests                                        5,040                           0
Balance at beginning of year as restated                                 131,819                     500,491
Provision for the year(1)                                                393,005                     112,164
Effect of exchange rates                                                   4,013                     (36,673)
Utilization of provision                                                 (28,346)                   (290,718)
                                                                      --------------            --------------
Balance at end of year                                                   500,491                     285,264

  (1)   Refer to Note 3, "Restructuring"



8. Other assets

Other non-current assets consist of the following:

                                                                                As of December 31,
                                                                      ----------------------------------------
                                                                         2001                         2002
                                                                      --------------            --------------
Loan to Micronic AB(1)                                                    34,405                      35,176
Compensation plan assets(2)                                               10,078                      10,994
Prepaid expenses                                                          24,480                      14,915


Other                                                                     20,421                         672
                                                                      --------------            --------------
Total other long-term assets                                              89,384                      61,757


(1) The loan to Micronic has a notional amount of 320 million Swedish Kroners and is non-interest bearing. The loan is repayable in 2004 or can be converted into 1 million shares of Micronic upon the first request of ASML.
(2)  For further details on compensation plan refer to Note 13.


Other current assets consist of the following:

                                                                                As of December 31,
                                                                      ----------------------------------------
                                                                         2001                         2002
                                                                      --------------            --------------
Loans to Zeiss                                                            95,925                      76,443
VAT                                                                       33,424                      34,654
Prepaid expenses                                                          42,393                      43,745
Other                                                                     20,872                      20,253
                                                                      --------------            --------------
Total other current assets                                               192,614                     175,095


The non-interest bearing loans to Zeiss are repayable by future shipments of lenses or can be redeemed in cash depending on the specific contractual terms of the individual loans.


9. Intangible assets

In July 1999, ASML obtained, through its purchase of the business of MaskTools, the intellectual property rights relating to Optical Proximity Correction technology. This technology enhances leading edge lithography systems to accurately and reliably print line widths below 0.2 micron. These rights have been valued at cost and are amortized on a straight-line basis over their estimated useful life of 10 years.


                                                               As of December 31,
                                                    ----------------------------------------
                                                       2001                         2002
                                                    --------------            --------------
Balance, January 1                                      19,969                      20,475
Additions                                                  506                           0
                                                    --------------            --------------
Balance, December 31                                    20,475                      20,475
Accumulated depreciation
Balance, January 1                                       2,102                       4,200
Amortization                                             2,098                       2,206
                                                    --------------            --------------
Balance, December 31                                     4,200                       6,406
                                                    --------------            --------------
Net book value December 31                              16,275                      14,069



10. Property, plant and equipment

Property, plant and equipment consist of the following:

                                                                                          Office
                                     Buildings &      Machinery and       Leasehold      furniture and
                                    constructions       equipment       improvements       fixtures        Total
                                 -----------------   ---------------   --------------   ---------------  ----------
Cost
Balance, January 1                     183,236          664,802          107,093          135,091       1,090,222
Additions                                2,331          105,525            7,001           23,729         138,586
Disposals                               (1,006)        (118,936)             (76)          (2,130)       (122,148)
Effect of exchange rates               (17,581)         (52,645)          (1,199)          (2,639)        (74,064)
                                      ---------        ---------        ---------        ---------       ---------
Balance, December 31, 2002             166,980          598,746          112,819          154,051       1,032,596

Accumulated depreciation
Balance, January 1                      59,446          278,533           39,768           87,803         465,550
Depreciation                             9,853           99,586           17,901           26,469         153,809
Impairment*                                  0           20,651                0                0          20,651
Disposals                               (1,078)         (59,385)             (22)          (1,584)        (62,069)
Effect of exchange rates                (7,622)         (30,274)          (1,050)          (2,122)        (41,068)
                                      ---------        ---------        ---------        ---------       ---------
Balance, December 31, 2002              60,599          309,111           56,597          110,566         536,873


Net Book Value
December 31, 2001                      123,790          386,269           67,325           47,288         624,672
                                      ---------        ---------        ---------        ---------       ---------
December 31, 2002                      106,381          289,635           56,222           43,485         495,723


_______________________

* Impairment charges were recognized for own use equipment that was identified as idle capacity. Reference is made to Note 2.


11. Accrued liabilities and other

Accrued liabilities and other consist of the following:


                                                      As of December 31,
                                             ----------------------------------
                                                 2001                   2002
                                             ------------          ------------

Deferred revenue                                 57,119                 1,616
Warranty and installation                        66,194                69,684
Materials and costs to be paid                   73,756                73,620
Advances from customers                          74,544               126,860
Personnel related items                          55,251                60,814
Investment credits payable (TOK)                    364                31,651
Restructuring                                    63,000                11,826
Other                                            68,635                72,777
                                             ------------          ------------
Total accrued liabilities and other             458,863               448,848


12. Long-term debt, borrowing arrangements and commitments

The following table summarizes the company's outstanding convertible debt securities as of the dates indicated:

                                                      As of December 31,
                                             ----------------------------------
                                                 2001                   2002
                                             ------------          ------------

2.5 percent convertible                        268,519                    0
4.25 percent convertible                       589,931               495,757
5.75 percent convertible                       652,452               568,283
                                             ------------          ------------
Total convertible debt                       1,510,902              1,064,040


In April 1998, ASML completed an offering of EUR 272 million principal amount of its 2.5 percent Convertible Subordinated Bonds due 2005, with interest payable annually commencing April 9, 1999. In April 2002, ASML exercised its option to redeem and did thereby call for redemption on May 3, 2002, all of the Company's remaining outstanding bonds (EUR 268.5 million) at a redemption price of 100.00 percent of the principal amount of the bonds plus accrued interest. Before May 3, bondholders converted bonds for a total of EUR 265.4 million into 13,634,782 ordinary shares.

In November 1999, ASML completed an offering of USD 520 million principal amount of its 4.25 percent Convertible Subordinated Notes due November 30, 2004, with interest payable semi-annually on November 30 and May 30 of each year, commencing on May 30, 2000. The remaining notes are convertible into 13,956,975 ordinary shares at USD 37.25 (EUR 35.52) per share at any time prior to maturity. At any time on or after December 5, 2002, the notes are redeemable at the option of ASML, in whole or in part, at the prices specified below, together with accrued interest. During 2001 and 2002, none of the notes were converted into ordinary shares.

The redemption prices, expressed as a percentage of the outstanding principal amount of the notes being redeemed are:

                                                               Redemption Price
January 1, 2003, through December 4, 2003                          101.70%
December 5, 2003, through November 29, 2004                        100.85%
November 30, 2004, and thereafter                                  100.00%

In October 2001, ASML completed an offering of USD 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes are convertible into 30,814,576 ordinary shares at USD 18.66 (EUR 17.79) per share at any time prior to maturity. At any time on or after October 22, 2004, the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that the Company's shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2002 none of the notes were converted into ordinary shares. Deferred interest rate swap proceeds amounting to EUR 19,985 have been classified under this convertible debt. The fair value of all remaining outstanding notes as of December 31, 2002 amounted to EUR 894.4 million (USD 937.9 million).

Other long term debt

In February 1997, the Company received a USD 6.5 million (EUR 6.2 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company's Wilton, Connecticut facility.

In 1999, the Company assumed three yen-denominated loans in connection with its merger with SVG. Approximately EUR 4 million (JPY 574 million), which is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent. Approximately EUR 11 million (JPY 1,350 million) and EUR 2 million (JPY 200 million) are unsecured, are repayable in 2006 and 2007, respectively and bear interest at 3.1 percent and 2.2 percent, respectively, payable semiannually.

Lines of credit

At December 31, 2002, the Company had available credit facilities for a total of EUR 288 million (2001, EUR 288 million), all of which expire in 2005. These credit lines bear interest at the European Interbank Offered Rate (EURIBOR) plus a margin. No amounts were outstanding under these credit facilities at the end of 2002. The credit facilities contain certain restrictive covenants. These covenants amongst others require the maintenance of a minimum equity to asset ratio. At December 31, 2002 ASML was in compliance with these covenants and the Company does not currently anticipate any difficulty in continuing to meet these covenant requirements.

Contractual obligations and commercial commitments


The Company's contractual obligations and commercial commitments as of December 31, 2002 can be summarized as follows:


Contractual obligations                  Total         Less than        1-3           4-5         After 5
                                                         1 year        years         years         years
______________________________________________________________________________________________________________
Long Term Debt                           1,084,491           571       496,899       585,264         1,757
Operating Lease Obligations                317,220        36,115        62,149        51,763       167,193
Unconditional Purchase Obligations         766,017       615,319       150,698             0             0
______________________________________________________________________________________________________________

Total Contractual Cash Obligations       2,167,728       652,005       709,746       637,027       168,950


Operating lease obligations include leases of equipment and facilities. Rental expense was EUR 52 million, EUR 61 million and EUR 56 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Deferred compensation plan

Unconditional purchase obligations include medium to long-term purchase agreements. These contracts can take several forms and may include restrictive clauses. Any identified losses that would result from purchase commitments that are expected to be forfeited are provided for. In its negotiations with key suppliers ASML continuously seeks to align its purchase commitments with its business objectives.

13. Employee benefits

In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants' account balances, depending on the amount of the employee's contribution, up to a maximum of 5 percent of an employee's annual salary and bonus. In addition, interest is credited to the participants' account balances at 120 percent of the average Moody's corporate bond rate.(4) For calendar years 2001 and 2002, participants' accounts were credited at 9.54 percent and 8.89 percent, respectively. SVG's contributions and related interest became 100 percent vested five years after the year in which the contribution was made or in the event of a change in control of SVG, or retirement, death or disability of the participant. The plan became fully vested in May 2001 with the merger of SVG and ASML. During fiscal years 2000, 2001 and 2002, the expense incurred under this plan was EUR 2 million, EUR 2 million and EUR 1 million, respectively. As of December 31, 2002, the Company's liability under the deferred compensation plan was EUR 14 million.


_____________________

  (4) "Moody's Corporate Bond Yield Average -Avg. Corp," calculated for the month of October preceding the applicable plan year.


In July 2002 ASML adopted a non-qualified deferred compensation plan for its U.S. employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants' account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 3 years after deferral. There were minor plan expenses in 2002. On December 31, 2002, the Company's liability under the deferred compensation plan was EUR 1 million.

Pension plans

ASML and its consolidated subsidiaries maintain various retirement plans covering substantially all of its employees. Employees in the Netherlands participate in a multi-employer union plan which consists of defined benefits determined in accordance with the respective collective bargaining agreements. This plan is subject to a salary cap. Employees with a salary exceeding this cap also participate in an ASML defined contribution pension plan.

For employees working outside the Netherlands, ASML maintains a defined contribution pension plan, with employer contribution based on a percentage of salary. For employees participating in the United States pension plan, the Company may make, at its sole discretion, an additional contribution to the plan if the Company meets certain financial performance criteria.

No such contributions were made in 2000, 2001 or 2002.

The employer pension costs for all employees were:

Year ended December 31,                           2000        2001         2002
________________________________________________________________________________
Pension plan based on defined benefit             10,051      17,528      15,059
Pension plan based on defined contribution         7,991       6,609       7,265
Total                                             18,042      24,137      22,324
________________________________________________________________________________


Profit-sharing plan

ASML has a profit-sharing plan covering all employees. Under the plan, employees who are eligible receive an annual profit-sharing bonus, based on a percentage of net income to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentages of the years 2000, 2001 and 2002 were 12 percent, 0 percent and 0 percent respectively.

Stock options

Each year, the Board of Management determines, by category of ASML personnel, the total available number of options that can be granted in that year. The determination is subject to the approval of the Supervisory Board and the holders of priority shares of the Company.

________________________
4 "Moody's corporate Bond Yield Average-Avg. Corp," calculated for the month of October preceding the applicable plan year.

1998

In 1998, the company issued 3,348,576 options to purchase ordinary shares, consisting of options to purchase 2,097,831 ordinary shares for eligible employees of ASML and options to purchase 1,250,745 ordinary shares for key personnel and management. This issuing of options included a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit-sharing plan. The options have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates. Stock options granted to eligible employees vested over a three-year period with any unexercised stock options expiring six years after the grant date. Stock options granted to key personnel in 1998 vested over a three and four-year period with any unexercised stock options expiring six years after the grant date.

1999

In 1999, stock options were authorized to purchase up to 3,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. The options have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates. Granted stock options vested over a three-year period with any unexercised stock options expiring six years after the grant date.

2000

In 2000, options were authorized to purchase up to 4,500,000 ordinary shares. Granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date.

2001

In 2001, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. Options granted under these plans have fixed exercise prices that are equal either to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant date, or 135 percent of the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates. Granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date, with the exception of a designated part of grants made in July 2001 that have a graded vest of 1/3 (one third) after the first year, 1/3 (one third) after the second year and 1/3 (one third) in the third year. During 2001, 232,520 options to purchase ordinary shares were granted to the Board of Management. No options were exercised during 2001 by members of the Board of Management.

2002

In 2002, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of a percentage of their salary. Options granted under these plans have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates. A designated part of the granted stock options vest over a one year period with any unexercised stock options expiring six years after the grant date. The remaining part of the granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date.

Stock Option Extension Plans

In 2002, employees were offered an extension of the option period for options granted in 1997 up to and including 2000. For the years 1997 up to and including 1999, this extension is either until October 21, 2008, or October 21, 2005. For 2000, the option period is extended until 2012.

Financing of stock option plans

Option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML financed the fiscal value of the options granted to employees subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. ASML accrues a liability for the respective fiscal implication of this arrangement.

The following three tables have not been restated for discontinued operations:

Stock option transactions are summarized as follows:


                                         Number of shares       Weighted average
                                                              exercise price per
                                                                  share (EUR)

  Outstanding, December 31, 1999              13,167,024             12.68
  ______________________________________________________________________________

  Granted                                      6,959,868             37.43
  Exercised                                  (2,630,710)             12.82
  Cancelled                                    (427,143)             18.90
  ______________________________________________________________________________

  Outstanding, December 31, 2000              17,069,039             28.84
  Granted                                      5,883,550             32.78
  Exercised                                  (1,488,107)              9.75
  Cancelled                                    (265,212)             23.22
  Outstanding, December 31, 2001              21,199,270             26.01
  Granted                                      4,483,070             19.30
  Exercised                                  (1,539,132)              9.45
  Cancelled                                    (266,760)             17.46
  ______________________________________________________________________________

  Outstanding, December 31, 2002              23,876,448             25.13
  ______________________________________________________________________________
  Exercisable, December 31, 2002               9,551,860             14.77
  Exercisable, December 31, 2001               6,870,466             15.22
  Exercisable, December 31, 2000               6,138,839             12.57


Information with respect to stock options outstanding at December 31, 2002 is as follows:

                                                 Weighted average
Options outstanding           Number                remaining           Weighted average
Range of exercise            Outstanding         contractual life        exercise price
 prices  (EUR)            December 31, 2002           (years)                 (EUR)
__________________________________________________________________________________________
2.36-8.98                       571,826                  4.31                  7.50
9.29-12.15                    4,684,526                  4.93                 11.34
12.87-31.75                  12,357,060                  4.54                 21.58
35.45-47.15                   6,263,036                  7.35                 44.06
__________________________________________________________________________________________
Total                        23,876,448                  5.35                 25.13


Under the provisions of APB 25, no significant compensation expense was recorded for ASML's stock-based compensation plans. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123, ASML's net income and calculation for net income per ordinary share would have been as follows:


Year ended December 31,                 2000           2001          2002
________________________________________________________________________________

Net income (loss)
As reported                            378,047      (478,992)     (207,823)
Pro forma                              328,489      (523,860)     (349,020)*
________________________________________________________________________________

Basic net income (loss)
per ordinary share

As reported                               0.82         (1.03)        (0.44)
Pro forma                                 0.71         (1.12)        (0.73)
________________________________________________________________________________

Diluted net income (loss)
per ordinary share

As reported                               0.78         (1.03)        (0.44)
Pro forma                                 0.68         (1.12)        (0.73)


* Contains compensation for stock option extension plans that consequently creates a new measurement date.


The estimated weighted average fair value of options granted during 2000, 2001 and 2002 was EUR 20.91, EUR 20.68 and EUR 11.55 respectively, on the date of grant using the Black-Scholes option-pricing model, with the following assumptions in 2000, 2001 and 2002 respectively: no dividend yield, volatility of 73.0, 74.0 and 87.4 percent, risk-free interest rate of 7.20, 4.95 and 3.18 percent, no assumed forfeiture rate and an expected life of two years after the vesting period. Presented figures take into account the non-tax deductible element of the respective compensation expenses. The increase in pro-forma compensation expense in 2002 was caused, for a large part, by the option extension plan, resulting in a new measurement date for the options granted. As most of this extension has already vested, the major effect of the remeasurement is included in the 2002 pro forma result.


14. Legal Contingencies

ASML is party to various legal proceedings generally incidental to its business. Since late 2001, ASML has been a party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of Nikon patents relating to photolithography. These are discussed below. ASML also faces exposure from other actual or potential claims and legal proceedings. Although the ultimate disposition of these other claims and proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any such other claim that is pending or threatened, either individually or on a combined basis, is expected not to have a materially adverse effect on ASML's consolidated financial condition.

On occasion, certain ASML customers have received notices of infringement from third parties. These notices allege that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. ASML has been advised that, if these claims were successful, it could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

On May 23, 2000, Ultratech Stepper, Inc. ("Ultratech") filed a lawsuit in the United States District Court for the Eastern District of Virginia (which has subsequently been transferred to the United States District Court for the Northern District of California) against ASML. Ultratech alleges that ASML is infringing Ultratech's rights under a United States patent, through the manufacture and commercialization in the U.S. of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech's complaint seeks injunctive relief and damages. On August 16, 2002, the Court granted ASML's motion for summary judgment of non-infringement based upon the previously reported favorable interpretation by the Court as to the scope and meaning of the claims of the asserted patent. A final judgment on those favorable rulings has not yet been entered, and issues remain open before the Court with respect to ASML's challenge to the validity and enforceability of the patent. Management believes, however, based on current information, that ASML has meritorious defenses to Ultratech's claims, which ASML intends to vigorously assert.

On October 12, 2001, ASML filed a lawsuit in the United States District Court for the District of Massachusetts against Ultratech. ASML's complaint alleges that Ultratech's manufacture, use, offer for sale and sale of certain of its photolithography stepper devices in the United States infringe six U.S. patents held by ASML. ASML's complaint seeks injunctive relief and damages. Discovery is currently ongoing in the matter. ASML intends to vigorously pursue these claims.

In 2002, the Company settled its previously disclosed litigation with Fullman International Inc. and Fullman Company LLC for an immaterial amount.

Nikon case U.S.

On December 21, 2001, Nikon Corporation ("Nikon") and two of its United States subsidiaries filed a so-called Section 337 complaint against ASML with the United States International Trade Commission (ITC). On January 23, 2002, the ITC instituted an investigation based on Nikon's complaint. The complaint in the ITC investigation alleges that ASML's photolithography machines imported into the United States infringe seven United States patents held by Nikon. Nikon's patents relate to several different aspects of photolithography equipment. Nikon seeks to exclude the importation of infringing products. ASML believes that the asserted patents are both not infringed and invalid. A trial before an administrative law judge on these issues was completed in November, 2002.

On January 29, 2003, the administrative law judge (ALJ) in the ITC proceedings ruled that ASML had not violated Section 337. Nikon has stated that it intends to seek review by the full ITC of this initial determination. In addition, Nikon may pursue further appeals to the United States Court of Appeals for the Federal Circuit. If a final non-appealable decision in the ITC proceeding were to be rendered that was adverse to ASML, it would substantially restrict or prohibit ASML's sales into the United States, which in turn would have a material adverse effect on the Company's financial position and results of operations.

On December 21, 2001, Nikon also filed a separate patent infringement action in the United States District Court for the Northern District of California alleging infringement of four different Nikon patents and seeking injunctive relief and damages. On March 22, 2002, Nikon amended its complaint to allege infringement of an additional patent. On April 8, 2002, ASML answered this complaint denying infringement, asserting affirmative defenses of invalidity and unenforceability, and alleging counterclaims.

On April 5, 2002, ASML filed a counterclaim in the ITC action alleging that Nikon's photolithography machines sold in the United States infringe five ASML patents. According to ITC procedure, these counterclaims were initially transferred to the United States District Court for the District of Arizona. On October 17, 2002, these claims were transferred to the United States District Court for the Northern District of California, where they are now pending.

On October 18, 2002, Nikon filed a second patent infringement action in the United States District Court for the Northern District of California alleging infringement of six out of the seven patents from the ITC action and two additional patents. On December 2, 2002, ASML answered this second complaint denying infringement of these additional patents and asserting affirmative defenses of invalidity and unenforceability.

ASML intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon's claims. Discovery in the California litigation is currently ongoing; however, trial is not expected to commence until some time in 2004. In the event a final non-appealable decision were to be rendered that was adverse to ASML, it could substantially restrict or prohibit ASML's sales (from and into) the United States, which in turn would have a material adverse effect on the Company's financial position and results of operations.

Nikon case Japan

On August 19, 2002, ASML filed a patent infringement complaint against Nikon with the Tokyo District Court in Japan. In the complaint, the company seeks injunctive relief to cause Nikon to cease the manufacture and sale of lithography devices that infringe ASML's patents. ASML also seeks damages totaling approximately EUR 97 million plus interest for Nikon's past infringement. In October 2002, Nikon filed a counter-complaint with the Tokyo District Court alleging that ASML lithography devices infringe 12 Japanese patents held by Nikon. Nikon's counter-complaint seeks injunctive relief as well as damages of approximately EUR 12.3 million plus interest. On January 16, 2003, ASML filed a second complaint against Nikon alleging that Nikon infringes another of ASML's patents and seeks injunctive relief against Nikon to cease its manufacture and sale of lithography devices that infringe ASML's patents.

This litigation is still in its early stages, and a final decision is not expected before 2005. The Company, however, intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon's counterclaims. In the event a final non-appealable decision in the Japanese proceedings were rendered that was adverse to ASML, it could substantially restrict or eliminate ASML's ability to achieve future sales growth in Japan, which could in turn have a material adverse effect on the Company's results of operations.

Nikon case Korea

On October 8, 2002, Nikon filed a patent infringement action against ASML and its Korean subsidiary in the Seoul District Court alleging that ASML's photolithography machines infringe five of Nikon's patents, four of which are related to Nikon's patents asserted in its U.S. litigation. The complaint seeks to prohibit ASML from the manufacture, use, sale, import or export of infringing products, the destruction of the manufacturing facilities for these products and damages. On January 15, 2003, ASML filed a complaint against Nikon and its Korean subsidiary alleging that Nikon infringes on one of ASML's patents, seeking injunctive relief against Nikon to cease the manufacture and sale of lithography devices that infringe ASML's patent. This litigation is still in its early stages, and a final decision is not expected before 2006. The Company, however, intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon's claims. In the event that a final non-appealable decision were to be rendered in the Korean proceedings that was adverse to ASML, it could substantially restrict or eliminate ASML's sales in Korea, which would have a material adverse effect on the Company's results of operations.


15. Other contingencies

ASML has research and development agreements with the government of the Netherlands, Ministry of Economic Affairs. In previous years, credits were received for research and development projects relating to new generations of semiconductor lithography systems. The agreements require that the majority of the amounts received are to be repaid, with interest, to the extent that product sales occur that relate to the research. The amount of the repayment due is based on a percentage of the selling price of the product and is charged to cost of sales when such a sale is recorded.

As of December 31, 2001 and 2002, ASML has contingent obligations totaling EUR 49 million and EUR 12 million to repay TOK credits received in previous years.


16. Research and development credits

ASML receives subsidies and credits for research and development from various sources as follows:

As of December 31,                             2000         2001       2002
--------------------------------------------------------------------------------

Netherlands government technology subsidy    10,042       15,881     25,981
Netherlands Ministry of:
Economic Affairs (TOKs) credits*              8,176            0          0
European community and other subsidies        6,765          342         34
--------------------------------------------------------------------------------

Total subsidies and credits received         24,983       16,223     26,015


* In 2001 and 2002, ASML recorded EUR 3.6 million and EUR 36.1 million, respectively, for repayment obligations. Further references is made to Note 15.


17. Income taxes

The components of income before income taxes are as follows:


Year Ended December 31,                     2000         2001           2002
--------------------------------------------------------------------------------

Domestic                                 406,559        (36,486)       (206,001)
Foreign                                  143,228       (660,734)       (108,447)
--------------------------------------------------------------------------------
Total                                    549,787       (697,220)       (314,448)


The foreign component predominantly relates to the U.S.

The Netherlands domestic statutory tax rate is 34.5 percent. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:


Year Ended December 31,                     2000         2001           2002
--------------------------------------------------------------------------------

Income tax expense based on
domestic rate                             192,425       (244,027)      (108,485)
Different foreign tax rates               (19,936)        25,974         12,362

Other credits and non-taxable items        (5,240)          (175)       (10,502)
--------------------------------------------------------------------------------
Provision for income taxes
   shown in the income statement          167,249       (218,228)      (106,625)



ASML's provision for income taxes consists of the following:


Year Ended December 31,                  2000            2001           2002
--------------------------------------------------------------------------------

Current
Domestic                              136,881         (28,343)             26
Foreign                                40,015           6,002           5,668
Deferred
Domestic                               (9,061)              0         (46,020)
Foreign                                  (586)       (195,887)        (66,299)
--------------------------------------------------------------------------------
Total                                 167,249         (218,228)       (106,625)


Deferred tax assets (liabilities) consist of the following:


As of December 31,                                   2001                2002
--------------------------------------------------------------------------------

Tax effect carry forward losses                     176,959            230,474
Inventories                                         (22,692)               896
Temporary depreciation investments                        0            (133,516)
Other temporary differences                          73,219             78,960
--------------------------------------------------------------------------------
Total                                               227,486             176,814


Deferred tax assets (liabilities) are classified in the Consolidated Financial Statements as follows:

As of December 31,                                   2001                2002
--------------------------------------------------------------------------------

Deferred tax assets - current                          362                   0
Deferred tax assets - non-current                  262,091             314,795
Deferred tax liabilities - current                    (665)             (4,465)
Deferred tax liabilities - non-current             (34,302)           (133,516)
--------------------------------------------------------------------------------
Total                                              227,486             176,814


Tax losses, that are the basis for the recorded deferred tax assets, are predominantly incurred in the U.S. and the Netherlands. Tax losses incurred by Netherlands group companies can in general be offset for an indefinite period against future taxable profits. Tax losses incurred by U.S. group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. The total amount of tax loss carried forward as of December 31, 2002 is EUR 667 million. This loss amount is exclusive of the loss carry forward related to the temporary depreciation for Netherlands tax purposes of ASML's investments in its U.S. group companies. Reference is made to the paragraph below. A large part of loss compensation rights will expire in 2022. Based on its analysis, management believes that the U.S. tax losses will be offset by future taxable income before the statute on loss compensation expires. The analysis takes into account the projected future taxable income from operations and the expected outcome of a bi-lateral Advance Pricing Agreement (APA) initiated by ASML. Management believes that it is more likely than not that these negotiations will result in an agreement between the U.S. and Netherlands tax authorities regarding, certain inter-company transfers of assets, tangible and intangible, covered by the APA. These transactions are the result of the realignment of group operations. The APA negotiations are not expected to be finalized before the end of 2003.

Pursuant to Netherlands tax laws, ASML can temporarily depreciate its investment in its U.S. group companies and the depreciation can be deducted from the taxable base in The Netherlands. The short-term tax receivable amounting to EUR 134 million resulting from this temporary depreciation is recorded under current tax assets . This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2005 through 2009. The tax effect of this repayment obligation, amounting to EUR 395 million, is recorded as a long term deferred tax liability, net of the long-term asset amounting to EUR 261 million.

18. Segment disclosure

Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

ASML's decision to sell its Thermal business, and to terminate Track equipment business has resulted in the presentation of these businesses as discontinued operations for all periods presented. These elements within discontinued operations were previously separately reported in the Track and Thermal segment.

Consequently, the Company recognizes only one reporting segment in continuing operations; lithography. The remaining part of the Track business (customer support on existing contracts) has been presented as part of continuing operations. A separate compressed analysis of discontinued operations is provided in Note 2 in place of the segmental information on Track and Thermal that was provided in previous years.

ASML markets and sells its products in the United States and Europe principally through its direct sales organization. ASML makes all its sales into the United States through its U.S. operation and its sales into Asia primarily through its Hong Kong operation. Intra-area sales are accounted for at prices that provide a profit and take into consideration the rules and regulations of the respective governing tax authorities.

The following table summarizes net sales, operating income and identifiable assets of ASML's operations in the Netherlands, the United States and Asia, the significant geographic areas in which ASML operates.


                                    Asia           Netherlands      United States   Eliminations   Consolidated
                                 ----------        -----------      -------------   ------------   ------------
2000
Net sales to
unaffiliated customers            1,237,170            339,795          1,095,665              0      2,672,630
Inter-company sales                       0          1,688,960                  0     (1,688,960)             0
-------------------------------------------- ------------------ ------------------ -------------- --------------

Total net sales                   1,237,170          2,028,755          1,095,665     (1,688,960)     2,672,630
Operating income                    122,830            357,605             62,122           (288)       542,269
Identifiable assets                 393,847          2,030,771            988,985       (295,755)     3,117,849

2001
Net sales to
unaffiliated customers              742,697            150,127            696,423              0      1,589,247
Inter-company sales                       0          1,106,485                  0     (1,106,485)             0
-------------------------------------------- ------------------ ------------------ -------------- --------------

Total net sales                     742,697          1,256,612            696,423     (1,106,485)     1,589,247
Operating income                    (48,024)            39,634           (544,811)       (37,417)      (590,618)
Identifiable assets                 365,918          3,141,398            825,591       (941,090)     3,391,817

2002
Net sales to
unaffiliated customers            1,066,476            190,196            702,000              0      1,958,672
Inter-company sales                       0          1,580,790             27,971     (1,608,761)             0
-------------------------------------------- ------------------ ------------------ -------------- --------------

Total net sales                   1,066,476          1,770,986            729,971     (1,608,761)     1,958,672
Operating income                      5,569            (84,460)            30,392        (45,544)       (94,043)
Identifiable assets                 438,976          3,360,456            630,824     (1,248,732)     3,181,524



Assets, liabilities and capital expenditures by segment are not evaluated by executive management and are not used for the purpose of making decisions about allocating resources to the segment or assessing its performance.

19. Board remuneration

The total remuneration and related costs (in euro) of the members of the Board of Management can be specified as follows:


Year ended December 31,                2000             2001               2002
-------------------------------------------------------------------------------
Salaries                          1,728,000        2,187,000          2,016,000
Bonuses                             675,000                0                  0
Pension cost                        200,000          172,000            263,000
-------------------------------------------------------------------------------
Total                             2,603,000        2,359,000          2,279,000


The 2002 cash remuneration in euro of the individual members of the Board of Management was as follows:

                                       Salary           Bonus           Total
--------------------------------------------------------------------------------
D.J. Dunn                             590,000               0          590,000
P.T.F.M. Wennink                      300,000               0          300,000
M.A. van den Brink                    375,000               0          375,000
S.K. McIntosh                         355,000               0          355,000
D.P. Chavoustie(1)                    370,000               0          370,000
__________________
(1)   Amounts in USD

The 2002 vested pension benefit(2) of individual members of the Board of Management were as follows:

D.J. Dunn                                                              112,080
P.T.F.M. Wennink                                                        34,032
M.A. van den Brink                                                      43,560
S.K. McIntosh                                                           64,608
D.P. Chavoustie(1)                                                       8,000

__________________
(1)    Amounts in USD

(2) Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have further pension obligations beyond the annual premium contribution.


Details of options held by Board of Management in the ordinary shares of ASML Holding N.V.


                                                                                             Share
                                        Granted     Exercised                               price on
                                         during      during       Dec. 31,      Exercise    exercise      Expiration
                          Jan 1, 2002    2002         2002          2002         price        date          date
------------------------- ------------ ------------ ----------- ------------ ------------- ----------- ---------------
D.J. Dunn                     600,000                        -      600,000         17.51           -      01-04-2005
                               67,500                        -       67,500         58.00           -      20-01-2012
                               30,000                        -       30,000         40.40           -      22-01-2007
                                            30,000           -       30,000         20.28           -      21-01-2008
------------------------- ------------ ------------ ----------- ------------ ------------- ----------- ---------------
P.T.F.M. Wennink               30,000                        -       30,000         11.05           -      01-01-2005
                               31,500                        -       31,500         58.00           -      20-01-2012
                               15,660                        -       15,660         40.40           -      22-01-2007
                               50,000                        -       50,000         29.92           -      22-01-2007
                               20,960                        -       20,960         22.12           -      20-07-2007
                                            20,000           -       20,000         20.28           -      21-01-2008
------------------------- ------------ ------------ ----------- ------------ ------------- ----------- ---------------
M.A. van den Brink             21,600                        -       21,600         14.87           -      21-01-2005
                               31,500                        -       31,500         58.00           -      20-01-2012
                               19,860                        -       19,860         40.40           -      22-01-2007
                               26,560                        -       26,560         22.12           -      20-07-2007
                                            20,000           -       20,000         20.28           -      21-01-2008
------------------------- ------------ ------------ ----------- ------------ ------------- ----------- ---------------
D.P. Chavoustie                60,000                        -       60,000         15.24           -      15-04-2003
                               30,000                        -       30,000         10.42           -      23-12-2004
                               46,800                        -       46,800         14.87           -      21-01-2005
                               67,500                        -       67,500         56.48           -      20-01-2012
                               25,500                        -       25.500         29.92           -      22-01-2007
                               30,240                        -       30,240         22.12           -      20-07-2007
                                            20,000           -       20,000         20.28           -      21-01-2008
------------------------- ------------ ------------ ----------- ------------ ------------- ----------- ---------------
S.K. McIntosh                  21,000                        -       21,000         40.40           -      22-01-2007
                              250,000                        -      250,000         29.92           -      22-01-2007
                               28,080                        -       28,080         22.12           -      20-07-2007
                                            20,000           -       20,000         20.28           -      21-01-2008

The details of the financing arrangement relating to the Company's option plans are described in Note 13, "Employee Benefits".

Supervisory Board

During 2002, the individual members of the Supervisory Board received the following remuneration (in euro):


                           Year ended December 31,        2001           2002
--------------------------------------------------------------------------------
H. Bodt                                                  22,690         40,000
P.H. Grassmann                                           18,151         25,000
S. Bergsma                                               18,151         25,000
A.Westerlaken(1)                                         18,151         25,000
J.A. Dekker                                              18,151         25,000
M.J. Attardo(2)                                               0         25,000
J.W.B. Westerburgen(3)                                        0              0

__________________________________
(1)  membership ended March 21, 2002.
(2)  membership started May 21, 2001.
(3)  membership started March 21, 2002.


Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2002. Those securities are not part of members' remuneration from the Company and are therefore not included.


20. Selected operating expenses and additional information

Personnel expenses for all employees were:


                  Years ended December 31      2000           2001         2002
--------------------------------------------------------------------------------
Wages and salaries                           316,009        413,011      371,281
Social security expenses                      27,805         33,412       31,897
Pension and retirement expenses               17,960         24,137       22,324
--------------------------------------------------------------------------------
Total                                        361,774        470,560      425,502


The average number of employees during 2000, 2001 and 2002 was 5,437, 6,434 and 5,640, respectively (excluding non-payroll employees). The total number of personnel employed per sector was:


As of December 31,                          2000           2001           2002
------------------------------------------------------------------------------
Marketing & Technology                     1,860          1,689          1,708
Goodsflow                                  1,923          1,526          1,416
Customer Support                           1,931          1,964          2,090
General                                      711            716            588
Sales                                        203            144            169

Total continuing operations                6,628          6,039          5,971
Total discontinued operations              1,495          1,031            712

Total number of employees
(including non-payroll employees)          8,123          7,070          6,683



In 2000, 2001 and 2002, a total of 3,329, 2,972 and 2,857 employees in our continuing operations (excluding non-payroll employees), respectively, were employed in the Netherlands.


21. Vulnerability due to certain concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss is currently ASML's sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen, Germany. ASML sells a substantial number of lithography systems to a limited number of customers. In 2002, sales to one customer accounted for EUR 377 million or 19 percent of net sales. In 2001, sales to one customer accounted for EUR 202 million, or 13 percent of net sales.

22. Capital stock

Cumulative preference shares

In April 1998, the Company has granted to the preference share foundation, "Stichting Preferente Aandelen ASML" (the "Foundation") an option to acquire cumulative preference shares in the capital of the Company (the "Preference Share Option"). The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have the same voting rights as ordinary shares but are entitled to dividends on a preferential basis at a percentage based on the average official interest rate determined by EURIBOR plus 2 percent.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the cumulative preference share option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board and the Meeting of Priority Shareholders. Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.

Declaration of Independence

The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is independent of the Company as defined in article A2bI of "Bijlage X bij het Fondsenreglement van Euronext Amsterdam N.V." The Board of the Foundation comprises three voting members from the Netherlands business and academic communities, Mr. R.E. Selman, Mr. F.H.M. Grapperhaus and Mr. M.W. den Boogert, and one non-voting member, the Chairman of the Company's Supervisory Board, Mr. H. Bodt.

Priority shares

The priority shares are held by a foundation having a self-elected board that must consist solely of members of the Company's Supervisory Board and Board of Management.

As of December 31, 2002, the board members were:

     o    Doug J. Dunn

     o    Henk Bodt

     o    Syb Bergsma

     o    Jan A. Dekker

     o    Peter T.F.M. Wennink

An overview of the other functions held by above persons can be obtained at the Company's office. In the joint opinion of the Company and the foregoing members of the board of the priority share foundation, the composition of the board conforms with Appendix X, Article C.10 of the Listing and Issuing Rules of the Euronext Amsterdam Exchange N.V.(5)


__________________________
 (5) Article 10 states that the issuer shall ensure that not more than half of the priority shares are being held by managing directors of the issuer or, where the priority shares are held by a legal entity, that no more than half of the number of votes to be exercised in meetings of the foundation in which decisions are made about the exercise of the voting rights of the priority shares, can be exercised, directly or indirectly, by persons who are also managing directors of the issuer.

The priority shares are not entitled to dividends but have a preferred right over all other outstanding preferred and ordinary shares on the return of their nominal value in the case of winding up the Company. Holders of priority shares are required to approve certain significant corporate decisions and transactions of the Company. These decisions and transactions encompass, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

Veldhoven, January 30, 2003

Adopted by
The Board of Management:
Doug J. Dunn
Peter T.F.M. Wennink
Martin A. van den Brink
David P. Chavoustie
Stuart K. McIntosh

Approved by
The Supervisory Board:
Henk Bodt
Syb Bergsma
Michael J. Attardo
Peter H. Grassmann
Jos W. B Westerburgen
Jan A. Dekker

Independent Auditors' Report

To the Supervisory Board, Board of Management and Shareholders of ASML Holding N.V. Veldhoven, the Netherlands.

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and its subsidiaries (collectively, the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002, and the results of its operations, comprehensive income and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.





Eindhoven, the Netherlands
January 30, 2003

                                 EXHIBIT INDEX

Exhibit No.          Description
-----------          -----------

1 Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 6 to the Registrant's Registration Statement on Form 8-A/A, filed with the Commission on June 18, 2002 (File No. 0-25566))

2.1 Paying Agent, Conversion Agent, Conversion Calculation Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to $575,000,000 5.75 percent Convertible Subordinated Notes due 2006 (incorporated by reference to Exhibit 2.3 to the Registrant's Annual Report on Form 20-F, for the fiscal year ended December 31, 2001)

2.2 Registration Rights Agreement, dated as of October 23, 2001, by and among ASML Holding N.V. and Morgan Stanley & Co. International Limited, on behalf of several managers named therein (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form F-3 (File No. 333-83266))

4.1 Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year end December 31, 2000)

8                    List of Subsidiaries*

10.1                 Certification of CEO and CFO Pursuant to 18 U.S.C.
                     Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

10.2                 Consent of Deloitte & Touche*

________________________
*   Filed herewith