Form 20-F
period 2003-12-31
ASML HOLDING NV
filed 2004-02-05
CIK 937966

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2003

Commission file number 0-25566

ASML HOLDING N.V.

(Exact Name of Registrant as Specified in Its Charter)

THE NETHERLANDS
(Jurisdiction of Incorporation or Organization)

DE RUN 6501
5504 DR VELDHOVEN
THE NETHERLANDS
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to
Section 12(b) of the Act:
None
(Title of Class)

Securities registered or to be registered pursuant to
Section 12(g)of the Act:
Ordinary Shares
(nominal value Eur 0.02 per share)
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

482,513,502 Ordinary Shares
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
Yes (x)     No (  )

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 (  )     Item 18 (x)

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

Part I
Item 1 Identity of Directors, Senior Management and Advisors
Item 2 Offer Statistics and Expected Timetable
Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors
Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment
Item 5 Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses
D. Trend Information
E. Off- Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor
Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel
Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes
Item 9 The Offer and Listing
A. Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholder
E. Dilution
F. Expenses of the Issue
Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information
Item 11 Quantitative and Qualitative Disclosures About Market Risk
Item 12 Description of Securities Other Than Equity Securities
Part II
Item 13 Defaults, Dividend Arrearages and Delinquencies
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15 Evaluation of Disclosure controls and Procedures
Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
Part III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibit
Signatures
Exhibit Index
Exhibit 2.2
Exhibit 4.2
Exhibit 4.3
Exhibit 4.4
Exhibit 4.5
Exhibit 4.6
Exhibit 4.7
Exhibit 4.8
Exhibit 8.1
Exhibit 12.1
Exhibit 13.1
Exhibit 14.1

Contents

Part I
Item 1 Identity of Directors, Senior Management and Advisors	4
Item 2 Offer Statistics and Expected Timetable	4
Item 3 Key Information	4
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors
Item 4 Information on the Company	16
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, plants and equipment
Item 5 Operating and Financial Review and Prospects	27
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor
Item 6 Directors, Senior Management and Employees	50
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
Item 7 Major Shareholders and Related Party Transactions	58
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel
Item 8 Financial Information	61
A. Consolidated Statements and Other Financial Information
B. Significant Changes

Item 9 The Offer and Listing	61
A. Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholder
E. Dilution
F. Expenses of the Issue
Item 10 Additional Information	63
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information
Item 11 Quantitative and Qualitative Disclosures About Market Risk	73
Item 12 Description of Securities Other Than Equity Securities	75
Part II
Item 13 Defaults, Dividend Arrearages and Delinquencies	76
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	76
Item 15 Controls and Procedures	76
Item 16	76
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
Part III
Item 17 Financial Statements	79
Item 18 Financial Statements	79
Item 19 Exhibits	79

Part I Special Note Regarding Forward-Looking Statements

In addition to historical information, this annual report on Form 20-F contains and incorporates by reference statements relating to our future business and/or results. These statements include certain projections and business trends that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under Item 3.D. “Risk Factors” and those detailed from time to time in our other filings with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). These forward-looking statements are made only as of the date of this annual report on Form 20-F. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Presentation of Financial and Operational Information

In May 2001, we consummated our merger with Silicon Valley Group, Inc. (“SVG”), now part of ASML US, Inc. (“ASML US”). The merger is accounted for under the “pooling of interests” method. Therefore, the consolidated financial statements of ASML Holding N.V. (“ASML” or the “Company”) for the year ended December 31, 2001, the Selected Financial Information for the years ended December 31, 2001, 2000 and 1999 and the financial and operational information presented in this annual report on Form 20-F for the year ended December 31, 2001, reflect the combination of financial statements for ASML’s historical operations with those of SVG.

Because SVG’s year-end prior to the merger differed from ASML’s year-end, in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) ASML’s consolidated financial statements for fiscal years 2000 and 1999 contain the results of ASML’s historical operations for the twelve months ended December 31, 2000 and December 31, 1999 and the results of SVG’s historical operations for the twelve months ended September 30, 2000 and September 30, 1999.

On December 18, 2002, we announced the proposed divestiture of our Thermal business, including related customer support activities, and the termination of our activities in the Track business. As a result of this decision, our consolidated financial statements for each of the three years ended
December 31, 2003, our Selected Financial Information for each of the five years ended December 31, 2003 and the financial and operational information presented in this annual report on Form 20-F have been adjusted to present these businesses as discontinued operations, instead of as a separate segment as they had been reported prior to the divestiture announcement. In October 2003, we substantially concluded the divestiture of our Thermal business.

Item 1 Identity of Directors, Senior Management and Advisors	Not applicable

Item 2 Offer Statistics and Expected Timetable	Not applicable

Item 3 Key Information	A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements”

Five-Year Financial
Summary1

Year ended December 31	1999	2000	2001	2002	2003
(in thousands, except per share data)	EUR	EUR	EUR	EUR	EUR
Consolidated statements of operations data
Net sales	1,518,027	2,672,630	1,589,247	1,958,672	1,542,737
Cost of sales	1,028,221	1,571,816	1,558,234	1,491,068	1,173,955

Gross profit on sales	489,806	1,100,814	31,013	467,604	368,782
Research and development costs	234,378	327,015	347,333	324,419	305,839
Research and development credits	(38,815)	(24,983)	(16,223)	(26,015)	(19,119)
Selling, general and administrative expenses	186,638	256,513	245,962	263,243	212,609
Restructuring and merger and acquisition costs	(283)	0	44,559	0	24,485

Operating income (loss)	107,888	542,269	(590,618)	(94,043)	(155,032)
Minority interest in net result from subsidiaries	0	(3,205)	3,606	0	0
Interest income (expense), net	1,009	12,593	(7,207)	(36,781)	(29,149)
Income (loss) from continuing operations before income taxes	108,897	551,657	(594,219)	(130,824)	(184,181)
(Provision for) benefit from income taxes	(34,526)	(167,923)	179,017	42,779	59,675
Cumulative effect of accounting changes net of tax	0	(2,676)	0	0	0

Net income (loss) from continuing operations	74,371	381,058	(415,202)	(88,045)	(124,506)
Loss from discontinued operations before income taxes	(25,270)	(3,685)	(103,001)	(183,624)	(59,026)
Benefit from income taxes	8,087	674	39,211	63,846	23,316

Net loss from discontinued operations	(17,183)	(3,011)	(63,790)	(119,778)	(35,710)

Net income (loss)	57,188	378,047	(478,992)	(207,823)	(160,216)
Basic net income (loss) from continuing operations per ordinary share[2]	0.16	0.83	(0.89)	(0.18)	(0.26)
Basic net loss from discontinued operations per ordinary share[2]	(0.04)	(0.01)	(0.14)	(0.26)	(0.07)
Basic net income (loss) per ordinary share[2]	0.12	0.82	(1.03)	(0.44)	(0.33)
Diluted net income (loss) per ordinary share[2]	0.12	0.78	(1.03)	(0.44)	(0.33)
Number of ordinary shares used in computing per share amounts (in thousands)
Basic	458,542	461,887	465,866	476,866	482,240
Diluted	462,682	483,127	465,866 [3]	476,866 [3]	482,240 [3]

[1]	The selected consolidated data for all periods presented have been adjusted to reflect the effects of our decision in December 2002 to discontinue our Track and Thermal businesses.

[2]	All net income (loss) per ordinary share amounts have been retroactively adjusted to reflect the three-for-one stock split in April 2000, as well as the issuance of 47,139,000 shares in connection with the May 2001 merger with SVG, which was accounted for as a pooling of interests.

[3]	The calculation of the number of ordinary shares used in computing diluted net income per ordinary share in 2001, 2002 and 2003 does not assume conversion of ASML’s outstanding Convertible Subordinated Notes and does not assume the effect of the exercise of options issued under ASML’s stock option plans, as such conversions and exercises would have an anti-dilutive effect.

As of December 31	1999	2000	2001	2002	2003
(in thousands)	EUR	EUR	EUR	EUR	EUR
Consolidated balance sheets data
Working capital[4]	1,550,886	2,145,378	1,822,711	1,662,570	1,463,308
Total assets	2,397,926	3,432,972	3,643,840	3,301,688	2,868,282
Long-term liabilities	823,281	871,742	1,588,846	1,233,398	1,040,556
Total shareholders’ equity	1,129,900	1,666,212	1,226,287	1,315,516	1,141,207
Consolidated statements of cash flows data
Purchases of property, plant and equipment	(126,057)	(181,007)	(312,857)	(138,587)	(71,440)
Depreciation, amortization and impairment	77,773	111,133	138,959	186,686	156,900
Net cash provided by (used in) operating activities	28,198	250,744	(199,615)	(54,151)	509,333
Net cash used in investing activities	(150,269)	(151,886)	(326,095)	(79,852)	(25,702)
Net cash provided by (used in) financing activities	553,154	34,198	664,290	21,427	(68,156)
Net cash provided by (used in) discontinued operations	(40,566)	(45,048)	(69,815)	(127,473)	12,736
Net increase (decrease) in cash and cash equivalents	430,511	248,812	(73,522)	(241,918)	359,046
Ratios and other data
Increase (decrease) in net sales from continuing operations (in percent)	36.7	76.1	(40.5)	23.2	(21.2)
Gross profit from continuing operations as a percentage of net sales	32.3	41.2	2.0	23.9	23.9
Operating income (loss) from continuing operations as a percentage of net sales	7.1	20.3	(37.2)	(4.8)	(10.0)
Net income (loss) from continuing operations as a percentage of net sales	4.9	14.3	(26.1)	(4.5)	(8.1)
Shareholders’ equity as a percentage of total assets	47.1	48.5	33.7	39.8	39.8
Backlog of new systems (in units) at year-end for continuing operations	206	365	117	103	103
Backlog of used systems (in units) at year-end for continuing operations	0	0	1	7	21
Backlog of systems (in units) at year-end for continuing operations	206	365	118	110	124
Sales of systems (in units) from continuing operations	267	455	197	205	169
Number of employees at year-end for continuing operations	4,889	6,628	6,039	5,971	5,059
Number of ordinary shares outstanding (in thousands)	460,412	463,395	466,978	482,182	482,514
Stock price ASML at year-end[5]	36.76	24.19	19.52	7.96	15.72
Volatility % ASML stock (260 days)[6]	99.7%	80.0%	71.0%	89.0%	60.9%

[4]	Working Capital is calculated as the difference between total current assets and total current liabilities.

[5]	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam N.V. (Source: Bloomberg)

[6]	Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam N.V. as measured over the last 260 business days of each year presented. (Source: Bloomberg)

Exchange Rate Information

We publish our consolidated financial statements in euro. In this Annual Report, references to “EUR” or “euro” are to euro, and references to “$”, “dollars”, “U.S. dollars” or “USD” are to United States dollars. Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2003 have been translated into United States dollars using the exchange rate in effect on December 31, 2003 of USD 1.00 = EUR 0.7918. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

Historically, a portion of our revenues and expenses has been denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. Operating results “Foreign Exchange Management” and Note 1 to our consolidated financial statements.

The following are the Noon Buying Rates certified by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) expressed in euro per U.S. dollar.

Calendar Period	Period End	Average[1]	High	Low

1999	0.99	0.94	1.00	0.85
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.05	1.16	0.95
2003	0.79	0.88	0.97	0.79
2004 (through January 29)	0.81	0.79	0.81	0.78
(Source: Bloomberg)
[1] The average of the Noon Buying Rates on the last business day of each month during the relevant period.

Monthly high and low euros per U.S. dollar exchange rates	High	Low

July 2003	0.90	0.86
August 2003	0.92	0.88
September 2003	0.92	0.86
October 2003	0.86	0.85
November 2003	0.88	0.84
December 2003	0.84	0.79
January 2004 (through January 29)	0.81	0.78
(Source: Bloomberg)

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below.

Risks Related to the Semiconductor Industry	The Semiconductor Industry Has Been Experiencing a Period of Contraction, the Length and Extent of Which Cannot Be Forecast

The year 2003 was an unprecedented third consecutive year of contraction in the global semiconductor industry. Adverse conditions in the semiconductor market have caused a number of semiconductor manufacturers to reduce their capital expenditures or delay expansion or construction of manufacturing facilities. This has resulted in decreased demand for our products, unanticipated rescheduling of ordered products and cancellation of previously placed orders. The performance of the semiconductor market remains difficult to predict. Continued difficult market conditions would likely have a material adverse effect on our business, financial condition and results of operations.

The Semiconductor Industry Is Highly Cyclical and We May Be Adversely Affected by Any Future Downturns

We expect that the semiconductor industry will experience future downturns. We cannot predict the timing, duration or severity of any future downturn or the corresponding adverse effect on our business, financial condition and results of operations. Our ability to maintain profitability through any future downturns will depend substantially on whether we are successful in our current efforts to lower our costs and break-even level, which is the number of lithography systems we must sell in a year to achieve positive net income. Sales of our photolithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

• the current and anticipated market demand for semiconductors and for products utilizing semiconductors;

• semiconductor prices;

• semiconductor production costs; and

• general economic conditions.

Historically, the semiconductor market has been highly cyclical and has experienced recurring periods of oversupply, resulting in significantly reduced demand for capital equipment, including advanced photolithography projection systems such as the wafer steppers and Step & Scan systems we produce. Despite this cyclicality, we intend to maintain significant levels of research and development expenditures in order to maintain our competitive position.

Our Business Will Suffer If We Do Not Respond Rapidly to the Commercial and Technological Changes in the Semiconductor Industry

The semiconductor manufacturing industry is subject to:

• rapid technological change;

• frequent new product introductions and enhancements;

• evolving industry standards;

• changes in customer requirements; and

• continued shortening of product life cycles.

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our research and development programs and timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices on a timely basis, our customers will not integrate our systems into the planning and design of new fabrication facilities and upgrades of existing facilities, which would have an adverse impact on our business, financial condition and results of operations.

We Face Intense Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are the technical performance characteristics of a photolithography system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. In addition, we believe that an increasingly important factor affecting our ability to compete is the strength and breadth of our portfolio of patents and other intellectual property rights relative to those of our competitors. This is due, in part, to the significant decline in the overall size of the market for photolithography systems that has occurred since the beginning of 2001. We believe this decline has resulted in increased competition for market share through the aggressive prosecution of patents to prevent competitors from using and developing their technology. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis. See Item 4.B. “Business Overview, Intellectual Property” and Note 14 to our consolidated financial statements.

The cost to develop new systems, in particular photolithography systems, is extremely high, and accordingly, the photolithography equipment industry is characterized by the dominance of a few suppliers. ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate, and ASML has sold only a limited number of systems to Japanese customers.

Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each has stated that it will introduce new products with improved price and performance characteristics that will compete directly with our products, which may cause a decline in our sales or loss of market acceptance for our photolithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could lead to intensified price-based competition in those markets that account for the majority of our sales, resulting in lower prices and margins and an adverse impact on our business, financial condition and results of operations.

Risks Related to ASML	The Number of Systems We Can Produce is Limited by Our Dependence on a Limited Number of Suppliers of Key Components

We rely on outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.

The number of photolithography systems we have been able to produce has occasionally been limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our sole supplier of lenses and other critical optical components. The inability of Zeiss to maintain and increase production levels or our inability to maintain our business relationship with Zeiss in the future could result in our inability to fulfill orders, which could damage relationships with current and prospective customers and have an adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct much of our business. See further Item 4.B. “Business Overview, Manufacturing, Logistics and Suppliers.”

In addition to Zeiss’ current position as our sole supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV”, used in our high resolution steppers and Step & Scan systems, are available from only a limited number of suppliers.

Although the timeliness, yield and quality of deliveries to date from our remaining subcontractors generally have been satisfactory, manufacturing certain of these components and subassemblies is an extremely complex process and delays caused by suppliers may occur in the future. A prolonged inability to obtain adequate deliveries, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to ship our products in a timely fashion, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

A High Percentage of Net Sales is Derived from a Few Customers

Historically, we have sold a substantial number of lithographic systems to a limited number of customers. While the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year and foresee further concentration of customers in future periods. The loss of any significant customer or any reduction in orders by a significant customer may have an adverse effect on our business, financial condition and results of operations.

In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales, compared to EUR 377 million, or 19 percent of net sales, in 2002. As a result of the limited number of customers, credit risk on our receivables is concentrated. Our three largest customers accounted for 44 percent of accounts receivable at December 31, 2003, compared to 42 percent at December 31, 2002. Business failure of one of our main customers may result in adverse effects on our business, financial condition and results of operations.

The Pace of Introduction of Our New Products is Accelerating and is Accompanied by Potential Design and Production Delays and by Significant Costs

The development and initial production, installation and enhancement of the systems we produce, is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacture of complex capital equipment. While we expect and plan for a corresponding learning curve effect in our product development cycle, we cannot precisely predict the time and expense required to overcome these initial problems and to ensure full performance to specifications. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we might have expected in our product introduction plans. This may result in adverse effects on our business, financial condition and results of operations.

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products

We derive most of our revenues from the sale of a relatively small number of lithographic equipment systems (169 units in 2003 and 205 units in 2002), with an average selling price in 2003 of EUR 7.6 million (EUR 9.5 million for new systems and EUR 2.0 million for used systems). As a result, the timing of recognition of revenue from a small number of transactions may have a significant impact on our net sales and other operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

• unanticipated shipment rescheduling;

• cancellation by customers;

• unexpected manufacturing difficulties; and

• delays in deliveries by suppliers,

may cause net sales in a particular reporting period to fall significantly below our expectations, which would, in turn, adversely affect our operating results for that period.

Quarterly Reporting May Increase the Volatility of Our Earnings Figures

Since the first quarter of 2003, we have published financial results on a quarterly basis. As a result of our dependence on the sale of a relatively small number of products, described in the preceding risk factor, our quarterly earnings announcements may increase the apparent volatility of our earnings figures as compared to our historical practice of semi-annual earnings announcements.

Reporting in accordance with International Financial Reporting Standards May Differ from Reporting in accordance with U.S. GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market, such as Euronext Amsterdam N.V. (“Euronext Amsterdam”), to publish their financial statements in accordance with International Financial Reporting Standards (“IFRS”). While we intend to continue publishing U.S. GAAP financial statements, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our ordinary shares.

See Item 5.A. “Operating Results, Principal Differences Between IFRS and U.S. GAAP.”

Failure to Adequately Protect the Intellectual Property Rights upon Which We Depend Could Harm Our Business

We rely on patents, copyrights, trade secrets and other measures to protect our proprietary technology. However, there is no assurance that such measures will be adequate. We face risks that:

• competitors may be able to develop similar technology independently;

• our pending patent applications may not be issued as expected;

• the steps we take to prevent misappropriation or infringement of our intellectual property may not be successful; and

• intellectual property laws may not sufficiently protect our proprietary rights or may adversely change in the future.

In addition, litigation may be necessary in order to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.

Defending Against Intellectual Property Claims by Others Could Harm Our Business

In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. In addition, some of our customers have received notices of infringement from third parties, alleging that our equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to the use of our equipment infringe one or more patents issued to such parties. We have been advised that, if such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement. We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims by others.

As more fully described in Item 4.B. “Business Overview, Intellectual Property” and Note 14 to our consolidated financial statements, we are currently party to a series of litigation and administrative proceedings in the United States, Japan and Korea in which Nikon alleges our infringement of Nikon patents relating to photolithography. A final non-appealable adverse decision in any of these proceedings could substantially restrict or prohibit our ability to conduct sales in or from the United States, Korea or Japan, which, in turn, could have a material adverse effect on our financial condition or results of operations.

We believe that the Nikon litigation is an example of a growing trend in the lithography industry of competing for market share by means of aggressive prosecution of intellectual property rights with the purpose of preventing or limiting a competitor’s ability to utilize and develop technology. While we believe we have sufficient intellectual property rights to successfully conduct our business, there is a continuing risk that we will be subject to claims alleging the infringement of others’ patents or intellectual property rights. If successful, these claims could limit or prohibit us from developing our technology and producing our products, which would have a material adverse effect on our business, financial condition and results of operations. In addition, we anticipate that the costs associated with the maintenance, protection, through litigation or otherwise, and expansion of our intellectual property portfolio in coming years will increase significantly. Furthermore, we rely on a number of patents owned by Royal Philips Electronics, our former parent company. While Philips has granted us, without charge, a worldwide, irrevocable, non-exclusive license under those patents, they remain subject to the same risks regarding validity, scope and enforceability that relate to our patents. Philips has no obligation to us to defend or enforce its patents against third parties.

We Are Subject to Risks in our International Operations

The majority of our business activity is conducted outside Europe, including in developing and emerging markets in Asia. There are a number of risks inherent in doing business in those markets, including the following:

• potentially adverse tax consequences;

• unfavorable political or economic factors; and

• unexpected legal or regulatory changes.

Our inability to manage successfully the risks inherent in our international activities could adversely affect our business, financial condition and results of operations.

Disruption in Taiwan’s Political Environment Could Seriously Harm Our Business and the Market Price of Our Shares

Approximately 12% of our 2003 revenues and approximately 27% of our 2002 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Relations between Taiwan and the People’s Republic of China, changes in Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could affect our business, financial condition and results of operation.

We Are Subject to Environmental Laws and Regulations

We are subject to certain Dutch and foreign environmental regulations in areas such as energy resource management, reduction of hazardous substances, recycling, clean air, water protection and waste disposal. We believe that we have taken adequate precautions to comply with these regulations in the course of our ordinary business operations. Furthermore, we do not believe that any environmental laws or regulations currently in effect will have an adverse effect on our business, financial condition and results of operations. However, we cannot predict whether any pending or future legislation will be adopted or what the effect of such legislation would be on our business, financial condition and results of operations.

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton Connecticut, U.S. These facilities are subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. As from 2003 onwards, we are assembling a portion of our components and subassemblies at our facilities in Wilton, which were previously outsourced to an outside vendor. We cannot ensure that alternate production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have an adverse effect on our business, financial condition and results of operations.

Because of Labor Laws and Practices, any Workforce Reductions That We May Wish to Implement In Order To Reduce Costs Company-Wide May Be Delayed or Suspended.

The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adjust to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to certain formal procedures, which can delay, or may result in the modification of our decision. For example in the Netherlands if our Works Council does not agree with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Dutch Courts. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays, could impair our ability to reduce costs company-wide to levels comparable to those of our peers. See Item 6.D. “Employees.”

We May Have Significant Exposure to Fluctuations in Foreign Exchange Rates, Which Could Harm Our Results of Operations

We incur the majority of our manufacturing costs and price our systems predominantly in euro. Accordingly, fluctuations of the euro versus the Japanese yen and the U.S. Dollar may affect our results of operations. However, a portion of our revenues is denominated in currencies other than the euro. Therefore, a strengthening of the euro relative to such other currencies in which we receive revenues could adversely impact our results of operations.

The euro is the reporting currency we use in our consolidated financial statements. A substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars, and a minor portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Consequently, fluctuations in the exchange rate of the U.S. dollar and other currencies against the euro can affect our financial results.

See Item 5.A. “Operating Results, Foreign Exchange Management”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 4 to our consolidated financial statements.

Our Ability to Realize Our Deferred Tax Assets is Uncertain

We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. The operating losses have predominantly been incurred in the United States and The Netherlands. SFAS (“Statement of Financial Accounting Standard”) No. 109, “Accounting for Income Taxes,” requires the establishment of a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2003, we believe that there is sufficient evidence to substantiate recognition of our net deferred tax assets with respect to net operating loss carry forwards in the jurisdictions concerned. Future changes in facts and circumstances, if any, may result in a need for a valuation allowance to these deferred tax asset balances which may have an adverse effect on our business, financial condition and results of operations. See Note 16 to our consolidated financial statements.

Risks Related to Our Ordinary Shares	The Price of Our Ordinary Shares is Very Volatile
The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our initial public offering, the market price of our ordinary shares has experienced significant fluctuation, including fluctuation that is unrelated to our performance. We expect that this fluctuation will continue in the future.

Restrictions on Shareholder Rights May Dilute Voting Power

Our Articles of Association reflect that we are subject to the provisions of Netherlands law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board, which has the power to appoint its own members. In addition, the provisions in our Articles of Association relating to our Priority Shares have the effect of taking control over certain significant corporate decisions away from holders of ordinary shares. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of the Board of Management or members of our Supervisory Board than if we were incorporated in the United States.

We also have a class of protective cumulative preference shares (the “Preference Shares”) and have granted to Stichting Preferente Aandelen ASML, a Netherlands foundation, an option to acquire from us, at their nominal value of EUR 0.02 per share, a number of preference shares equal to the number of ordinary shares outstanding at the time of option exercise.

This effectively would dilute by one-half the voting power of the outstanding ordinary shares. The potential issuance of preference shares may discourage or significantly impede a third party from acquiring a majority of our voting shares.

See further Item 10.B. “Memorandum and Articles of Association”.

Item 4 Information on the Company	A. History and Development of the Company
We commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Taiwan, Italy, France, Germany, the United Kingdom, Ireland, the Republic of Korea, Singapore, Israel, China, Japan and Malaysia. In 2001, we changed our name from ASM Lithography Holding N.V. to ASML Holding N.V. Our registered office is located at De Run 6501, 5504 DR Veldhoven, the Netherlands.

In May 2001, we merged with SVG (now part of ASML US), a company that was active in the Lithography, Track and Thermal businesses. The merger is accounted for under the “pooling of interests” method.

In December 2002, we announced measures to contain costs, including the proposed divestiture of our Thermal business, and related customer support activities, and the termination of our activities in the Track business, except for certain ongoing customer support obligations. In June 2003, we sold certain of our fixed assets and inventories related to our Track business. In October 2003, we substantially completed the divestiture of our Thermal business. In July 2003, we announced further workforce reductions to further reduce costs company-wide.

Capital Expenditures

Our principal capital expenditures within continued operations over the past three years, principally relating to machinery and equipment, amounted to EUR 74.5 million for 2003, EUR 138.6 million for 2002 and EUR 313.4 million for 2001. Divestitures within continued operations, also principally comprising machinery and equipment, amounted to EUR 48.8 million for 2003, EUR 58.7 million for 2002 and EUR 21.7 million for 2001. See Notes 8 and 9 to our consolidated financial statements.

Our current capital expenditures consist of machinery and equipment (e.g. prototypes, demonstration systems and training models), information technology investments and leasehold improvements to our facilities. Our Veldhoven headquarters is financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements. All other current capital expenditures are financed internally.

B. Business Overview

We are one of the world’s leading providers of advanced technology systems for the semiconductor industry, based on market share. We offer an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits (“semiconductors” or “ICs”). We supply systems to integrated circuit manufacturers throughout the United States, Asia and Europe and also provide our customers with a full range of support from advanced process and product applications knowledge to complete round-the-clock service support.

Value of Ownership

Our business model is based on our Value of Ownership concept that consists of the following:

•	offering ongoing improvements in productivity and value by introducing advanced technology based on modular platforms;

•	providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity;

•	maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput, low-cost volume production at the earliest possible date;

•	enhancing the capabilities of the installed base through ongoing field upgrades based on new technology developments;

•	reducing the cycle time between customer order of a system and the use of that system in volume production on-site; and

•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners.

Market and Technology Overview

The worldwide electronics and computer industries have experienced dramatic growth since the commercialization of ICs in the 1960s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller, lower cost ICs capable of performing a greater number of functions at higher speeds and with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variations, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Photolithography is used to imprint complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

We primarily design, manufacture, market and service semiconductor processing equipment used in the fabrication of integrated circuits. Our photolithography equipment includes Step & Scan systems, which combine stepper technology with a photoscanning method.

Our product platform, TWINSCAN, was introduced in July 2000 and leverages the production-proven elements from our PAS 5500 product family to address the industry shift toward larger (300 mm) wafers. The TWINSCAN platform has become in 2003 the vehicle to introduce improved resolution products both for 300 mm and 200 mm wafer size factories.

To enhance the flexibility towards 200 mm factory requirements, we are developing the XT version of the TWINSCAN platform, both for 200 mm and 300 mm. The first shipment is expected to be in the first half of 2004 with the XT:1250 products. Our PAS 5500 product family, which supports a maximum wafer size of 200 mm in diameter, comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV (including 248 nanometer and 193 nanometer wavelengths) processing of wafers.

We are currently performing research & development on immersion lithography, which is one of the possible solutions to lower the cost per wafer and increase resolution. The first proof of feasibility on a Step & Scan system was completed in the second half of 2003. The next step is the development of early production tools that will allow our customers to verify the immersion process qualification under specific process conditions. This verification phase will probably take several quarters. We do not expect volume shipments of immersion lithography systems before 2005.

We are also currently performing research & development on maskless lithography. Maskless lithography is one of the possible solutions to manage escalating mask cost, which is becoming a dominant factor in bringing new semiconductor designs to market for advanced technology nodes. Designs resulting in small quantities of wafers produced, designs with many changes or designs that require a fast time-to-market will particularly benefit from this technology. In July 2003, Micronic Laser Systems AB (“Micronic”) and ASML announced the signing of a memorandum of understanding to form a joint-venture company that will focus on the optical maskless lithography market for semiconductor manufacturing. We expect to conclude a joint-venture agreement with Micronic in the first half of 2004.

Products

Our product development strategy focuses on the development of product families based on a modular, upgradeable design. Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV processing of wafers up to 200mm in diameter. In mid-1997, we introduced the PAS 5500 Step & Scan systems with improved resolution and overlay. Since then, we have further developed and expanded this Step & Scan family. This modular upgradeable design philosophy has been further refined and applied in the design of our most advanced product family, the TWINSCAN platform, which is the basis for our current and next generation Step & Scan systems, producing wafers up to 300 mm in diameter and capable of extending shrink technology beyond 70 nanometers.

Our older PAS 2500 and PAS 5000 families are suitable for g-line and i-line processing of wafers up to 150 mm in diameter and are employed in manufacturing environments and in special applications for which design resolutions no more precise than 0.5 microns are required.

In November 2002, ASML introduced the TWINSCAN AT:1200B, a high numerical aperture (0.85) dual stage ArF (193 nanometer) lithography system for 300 millimeter as well as 200 millimeter wafer processing. It is the industry’s first high productivity tool for volume applications at 80 nanometer linewidth.

In February 2003, we announced productivity performance enhancements for our TWINSCAN family of lithography systems. Called TWINSCAN C, the new enhancements increase throughput by approximately 15 percent, depending on product model. The productivity enhancements in TWINSCAN C increase wafer output to over 110 wafers per hour for 300 mm wafers at real production conditions (109 exposures per wafer). The increased stage speeds in the TWINSCAN platform allow for these productivity improvements while maintaining imaging, alignment and leveling accuracy.

In April 2003, we announced the delivery of the industry’s first full-field 157 nanometer Step & Scan tool to the independent research and development chip consortium IMEC. Called the Micrascan VII, the new system is the first 157 nanometer full-field tool able to create working chips. 157 nanometer technology is an extension of optical lithography that offers smaller feature sizes for more sophisticated chips.

In October 2003, we introduced the TWINSCAN XT:1250, a high numerical aperture (0.85) dual stage ArF (193 nanometer) lithography system for 300 millimeter as well as 200 millimeter wafer processing that extends imaging to the 65 nanometer node. The TWINSCAN XT:1250 allows productivity improvements in comparison with previous product models.

In December 2003, we received the industry’s first order for an immersion lithography system. The new tool – ASML’s TWINSCAN XT:1250i – is a high productivity scanner for production applications. Delivery of the first tool is scheduled for the third quarter of 2004. We have a unique competitive advantage in immersion techniques due, in part, to the dual-stage design of our TWINSCAN system. Wafer measurement – including focus and overlay – is completed on the dry stage while the imaging process, using immersion fluid applied between the wafer and the lens is completed on the other, wet stage. The dual-stage advantage of TWINSCAN systems enables our customers to gain the process enhancements of immersion and to continue with familiar and proven metrology technology.

We also continually develop and sell a range of product options and enhancements designed to increase productivity and to optimize value of ownership over the entire life of our systems.

Current ASML Lithography product portfolio of Steppers and Step & Scan Systems

Feature Size	Wavelength of Light

Feature size =	Wavelength = length of light going through projection lens;

Resolution =	The shorter the wavelength, the smaller the line width

Size of line	and the finer the pattern on the IC

width in Nanometer

	365 nm (i-line)	248 nm (KrF)	193 nm (ArF)	157 nm (F2)
700	PAS 5500/22

350	PAS 5500/125

300	PAS 5500/250

280	PAS 5500/400
and AT:400

150		PAS 5500/350

130		PAS 5500/750 and AT:750

120		PAS 5500/800

110		PAS 5500/850 and AT:850

100			PAS 5500/1100 and AT:1100	MSVII

90			PAS 5500/1150 and AT:1150

80			AT:1200

70			XT:1250 and XT:1250i

Notes:

1000 nanometer = 1 micron (µ) = 0.001mm = one millionth of a meter
PAS 5500/22/125/250/350 = Stepper system with wafer size of 200mm
PAS 5500/400 and up = Step & Scan system with wafer size of 200mm
AT and XT = TWINSCAN system with wafer size of 200 and 300mm
This table does not include products sold on the PAS 2500 and PAS 5000 platforms.

Sales and Customer Support

We market and sell our products in the United States and Europe principally through our direct sales staff. In Asia, we sell our products primarily through our own direct sales staff, supported by independent sales agents.

We support our customers with applications, service and technical support. Our field engineers and applications, service and technical support specialists are based throughout the United States, Europe and Asia.

Historically, the semiconductor market has been highly cyclical and has experienced recurring periods of oversupply, resulting in significantly reduced demand for capital equipment, including advanced photolithography projection systems such as the wafer steppers and Step & Scan systems we produce. The year 2003 was an unprecedented third consecutive year of contraction in the global semiconductor industry.

During 2003, we sharpened our customer focus through the work of multiple cross-functional process improvement teams. These process improvement teams are striving to streamline and integrate main business processes such as new product introduction, acquisition of orders from customers, fulfillment of orders, and our post-delivery support and services.

Customers and Geographic Markets

In 2003, we shipped 169 systems (in our continuing operations) to a limited number of customers. We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular year for the foreseeable future. We make all our sales into the United States through our U.S. subsidiary and our system sales into Asia through our Hong Kong subsidiary. See Note 17 to our consolidated financial statements for a breakdown of our sales by geographic segment.

Manufacturing, Logistics and Suppliers

Our business model is based on outsourcing a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the assembly and testing of a finished system from components and subassemblies that are manufactured to our specifications by third parties and by ourselves and the testing of those components, subassemblies and finished systems. All of our manufacturing activities (subassembly, final assembly and system testing) are performed in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut, U.S. We procure stepper and Step & Scan system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as Value Sourcing that is based on competitive performance in quality, logistics, technology and total cost. The essence of Value Sourcing is to maintain a supply base that is world class, globally competitive and globally present.

Our Value Sourcing strategy is based on the following strategic principles:

•	maintaining long-term relationships with our suppliers;

•	sharing risks and rewards with our suppliers;

•	each supplier must be less than 25% dependent on ASML;

•	dual sourcing of knowledge, globally, together with our suppliers; and

•	single, dual or multiple sourcing of products, where possible.

Value sourcing aligns the actual supplier performance to our requirements on quality, logistics, technology and total costs. As from 2003 onwards, we are assembling a portion of our components and subassemblies at our facilities in Wilton, Connecticut, U.S.

Zeiss is our sole external supplier of lenses and other critical optical components, which account for between 20 percent and 50 percent of our cost of goods sold, varying by product type, and which collectively accounted for 36 percent of our aggregate cost of goods sold in 2003. Our relationship with Zeiss is structured as an exclusive strategic alliance pursuant to several agreements concluded in 1997, 2000 and 2003 that set forth a framework for cooperation in the areas of product research, design, planning and manufacturing and pricing, as well as customer support and warranty service. Dr. Ing. Peter H. Grassmann, the former Chief Executive Officer of Zeiss, is a member of ASML’s Supervisory Board. See Item 6 “Directors, Senior Management and Employees”.

From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. Zeiss currently is capable of manufacturing a limited number of lenses and optical components for our wafer steppers and Step & Scan systems and is highly dependent on Zeiss’ manufacturing and testing facility in Oberkochen, Germany. Given our level of sales in 2003, we were not constrained by the number of lenses that Zeiss can produce. However, if our sales increase, the inability of Zeiss to maintain and increase production levels could result in us being unable to fulfill orders for our systems, which could damage relationships with current and prospective customers and have an adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors, The Number of Systems We Can Produce is Limited by our Dependence on a Limited Number of Suppliers of Key Components.”

We have agreed with Zeiss to continue our strategic alliance on an exclusive basis until either party provides at least three years’ notice of its intent to terminate. Although we believe such an outcome is unlikely, if Zeiss were to terminate its relationship with us, or if Zeiss were unable to maintain production over a prolonged period (such as because of a catastrophe affecting Zeiss’ Oberkochen facility), we would effectively cease to be able to conduct our business.

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

We have historically devoted a significant portion of our financial resources to research and development programs and we expect to continue to allocate significant resources to these efforts. We also apply for subsidy payments in connection with specific development projects under programs sponsored by the Netherlands government, the European Community and the U.S. government (Defense Advanced Research Projects Agency, or “DARPA”). Amounts received under these programs generally are not required to be repaid, except for technical development credits (Technische Ontwikkelingskredieten, or “TOK”) received from the Netherlands Ministry of Economic Affairs, which are repayable contingent upon actual sales of products, the development of which is funded by the respective credits. See our discussions of research and development in Item 5 “Operating and Financial Review and Prospects”, and Notes 1 and 15 to our consolidated financial statements.

We invested EUR 306 million on research and development in continuing operations in 2003, a 6 percent decrease compared to 2002. We are also involved in joint research and development programs with both public and private partnerships and consortiums, involving leading chip manufacturers, as well as Netherlands government and European Union programs such as MEDEA+ (a EUREKA project) and IST. We aim to own or license our jointly developed technology and designs of critical components.

In 2003, our research and development efforts propelled further development of the TWINSCAN platform along with several leading edge technologies, including 248 nanometer, 193 nanometer, immersion, 157 nanometer and EUV. Our research and development activities in 2003 also led to productivity enhancements for our other existing product families.

Intellectual Property

We rely on patents, copyrights, trade secrets and other measures to protect our proprietary technology. We aim to have appropriate licensing in place with our suppliers with respect to our jointly developed technology or, alternatively, to obtain ownership rights on know-how and designs of critical components. However, we face the risk that these measures will be inadequate. Competitors may be able to develop similar technology independently. Our pending patent applications may not be issued as intended, and intellectual property laws may not sufficiently support our proprietary rights. In addition, litigation may be necessary in order to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.

On occasion, certain of our customers have received notices of infringement from third parties, alleging the ASML equipment used by those customers in the manufacture of semiconductor products and/or the methods relating to the use of ASML equipment infringe one or more patents issued to such parties. We have also been advised that, if claims were successful, we could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement. We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims by others.

Patent litigation with Ultratech Stepper, Inc

On May 23, 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit in the United States District Court for the Eastern District of Virginia (which was subsequently transferred to the United States District Court for the Northern District of California) against ASML. Ultratech alleged that ASML is infringing Ultratech’s rights under a United States patent, through the manufacture and commercialization in the U.S. of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech’s complaint seeks injunctive relief and damages. On August 16, 2002, the Court granted ASML’s motion for summary judgment of non-infringement based upon the previously reported favorable interpretation by the Court as to the scope and meaning of the claims of the asserted patent. A final judgment on those favorable rulings was subsequently entered in ASML’s favor and ASML’s challenge to the validity and enforceability of the patent was dismissed without prejudice in light of the finding of no infringement. Ultratech has taken an appeal to the United States Court of Appeals for the Federal Circuit from the judgment in ASML’s favor, where the matter has been briefed and now awaits oral argument and disposition by the Court.

We continue to believe that Ultratech’s claims are without merit and that ASML’s defenses are strong. ASML will continue to assert these defenses vigorously.

Patent litigation with Nikon

Since late 2001, we have been a party to a series of civil litigations and administrative proceedings in which Nikon alleges ASML’s infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon. These proceedings are summarized below, and more detail is presented in Note 14 to our consolidated financial statements. The proceedings are at various stages of advancement, and their ultimate outcome is therefore uncertain. In each case, however, we believe we have meritorious defenses to Nikon’s claims, including that Nikon’s patents are both not infringed and are invalid, as well as valid counterclaims. We intend to vigorously pursue these defenses and counterclaims. If a final non-appealable decision that was adverse to ASML were to be rendered in any of these proceedings, however, our ability to conduct sales in one or more significant markets could be substantially restricted or prohibited, which in turn could have a material adverse effect on our financial condition and results of operations.

Proceedings in the United States

In December 2001, Nikon filed a complaint with the U.S. International Trade Commission (“ITC”) alleging that ASML’s photolithography machines infringe seven patents held by Nikon and seeking to exclude ASML from importing into the United States any infringing products. A trial before an administrative law judge was completed in November 2002 and, in late January 2003, the administrative law judge initially determined that ASML had not committed any violation. Nikon then appealed the decision to the ITC. The ITC then adopted the administrative law judge’s initial determination that ASML did not infringe any valid, enforceable patent of Nikon’s and had not violated Section 337. Nikon has appealed the ITC’s decision to the Court of Appeals for the Federal Circuit. A decision from the Court of Appeals is not expected before mid 2004.

In December 2001, Nikon also filed a separate patent infringement action in the U.S. District Court for the Northern District of California. In that proceeding, Nikon alleges infringement of five Nikon patents and seeks injunctive relief and damages. In April 2002, ASML filed a counterclaim in the ITC action, alleging that Nikon’s photolithography machines sold in the United States infringe five ASML patents. This counterclaim was subsequently transferred to the U.S. District Court for the Northern District of California. Nikon filed a second patent infringement action in that court alleging infringement of six out of the seven patents from the ITC action and two additional patents. Discovery in the California litigation is currently ongoing. We do not expect a trial before late 2004.

Proceedings in Japan

In July 2003, Nikon withdrew its counterclaim against ASML filed in October 2002, in which Nikon argued that ASML’s photolithography machines infringed 12 Japanese patents held by Nikon. In November 2003, Nikon filed a new complaint against ASML and its subsidiary in Japan alleging that ASML’s photolithography machines sold in Japan infringe patents held by Nikon. A final decision for this litigation is not expected before 2006. The patent infringement actions filed by ASML in August 2002 and in January 2003 are still pending at the Tokyo

District Court. In January 2004, ASML filed a new complaint against Nikon in the Tokyo District Court. Final non-appealable decisions for these cases are not expected before 2005.

Proceedings in Korea

In October 2002, Nikon filed a patent infringement action against ASML and its Korean subsidiary, alleging that ASML’s photolithography machines infringe five of Nikon’s patents, four of which are related to Nikon’s patents asserted in its U.S. litigation. Both sides have filed briefs with the court on the preliminary issues. In January 2003, ASML filed a patent infringement complaint against Nikon and its Korean subsidiary, seeking to enjoin Nikon from the manufacture and sale of lithography devices that infringe another of ASML’s patents. A decision by the Korean District Court is not expected before 2005. A final non-appealable decision (through the High Court appeal and the Supreme Court appeal) is not expected before 2006.

Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are the technical performance characteristics of a photolithography system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. In addition, we believe that an increasingly important factor affecting our ability to compete is the strength and breadth of our portfolio of patent and other intellectual property rights relative to those of our competitors. We believe that the market for photolithography systems and the investments required to be a significant competitor in this market have resulted in increased competition for market share through the aggressive prosecution of patents to prevent competitors from using and developing their technology. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis. See Item 3.D. “Risk Factors, We Face Intense Competition” and Note 14 to our consolidated financial statements.

Government Regulation

Our business is subject to direct and indirect regulation in each of the countries in which our customers or we do business. As a result, changes in various types of regulation could affect our business adversely. The implementation of new technological or legal requirements could impact our products, manufacturing or distribution processes, and could affect the timing of product introductions, the cost of our production or product as well as their commercial success. Moreover, environmental and other regulations that adversely affect the pricing of our products could affect our net sales and operating profit. The impact of these changes in regulation could affect adversely our business even where the specific regulations do not directly apply to us or to our products.

C. Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. ASML Holding N.V.’s material subsidiaries, each of which is a direct wholly-owned subsidiary, are as follows:

See Exhibit 8.1 for a full list of ASML Holding N.V.’s subsidiaries.

D. Property, Plants and Equipment

We own several facilities, including office facilities, in the Netherlands, the United States and Japan. The book value of the buildings used in our continuing operations and owned by ASML amounted to EUR 93 million as of December 31, 2003. The book value of buildings included in our assets held for sale was EUR 3 million as of December 31, 2003. We lease our headquarters, applications laboratory and research and development facilities, manufacturing (assembly and testing) premises and some of our office facilities in Veldhoven, the Netherlands. The operating leases for all of our major facilities are long-term and contain purchase options.

In 2003, we consolidated our office facilities at our headquarters in Veldhoven. Some of these office facilities are financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements. We also own and have regional sales and service offices and manufacturing facilities located worldwide near our customers’ premises.

We expect capital expenditures in 2004 to range between EUR 75 million and EUR 85 million, of which the majority will be allocated to IT projects and equipment and to machinery and tooling equipment. See Item 4.A. “History and Development of the Company, Capital Expenditures”

See also Item 5.B. “Liquidity and Capital Resources” and Item 4.A. “History and Development of the Company, Capital Expenditures” and Note 9 to our consolidated financial statements. We rent certain of our facilities and office space through long-term lease contracts with leasing companies. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements.

While we anticipate continuing capital expenditures for the purpose of upgrading and, where appropriate, incrementally expanding our facilities, we believe that our existing facilities are sufficient to accommodate the likely range of production volumes that we might experience in the market for semiconductor manufacturing equipment for the next 2 years.

Executive Summary

Item 5 Operating and Financial Review and Prospects	ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia.

The year 2003 was an unprecedented third consecutive year of downturn in the global semiconductor industry. The semiconductor industry, traditionally one of the more cyclical industries, continued to suffer from overcapacity that had resulted from its high level of capital expenditures during 2000. Over the last three months of 2003, our order intake has shown considerable strength for systems to be shipped in the first half of 2004. Approximately 80 percent or 100 systems of our backlog as of December 31, 2003 is expected to be shipped in the first half of 2004. Therefore, the visibility of our sales level for the second half of 2004 is still unclear.

Our sales consist of product sales and service sales. Product sales generated approximately 88% of total net sales in 2003. During 2003, we shipped 169 systems to our customers, compared to 205 in 2002.

Cost of sales reflects primarily the costs of components and subassemblies that comprise our lithography systems and labor used in the manufacture of our systems. We procure system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. As from 2003 onwards, we are assembling a portion of our components and subassemblies at our facilities in Wilton, Connecticut, U.S., which had previously been outsourced to an outside vendor.

The semiconductor manufacturing industry is subject to rapid technological change and frequent new product introductions and enhancements. The cost to develop new systems is extremely high. Our high level of research and development expenditures reflects our continuous effort to be a technological leader.

In December 2002, we announced cost containing measures, including a reduction in workforce, divestment of our Thermal business and termination of our Track operations. During the year 2003, we implemented the workforce reduction and substantially completed the discontinuance of our Track and Thermal businesses. In July 2003, we announced a further workforce reduction, of which the majority is planned in the Netherlands. Currently, ASML and its Works Council are nearing the completion of a joint study on implementing this workforce reduction in the Netherlands. As a consequence, the Dutch workforce reduction has been delayed and, any corresponding cost reductions have been delayed. We believe that by adjusting labor capacity and increasing operating flexibility, we can reduce our break-even level by the end of 2004 to approximately 130 new systems from its current level of approximately 160 new systems, depending upon our product mix. The break-even level is the minimum number of new systems that need to be sold in a year in order to achieve net profit in that year.

ASML has sharpened its strategic focus through the work of multiple cross-functional process improvement teams. These process improvement teams are focused on streamlining and integrating main business processes and are striving to improve ASML’s working capital management in order to further strengthen its cash position. These working capital improvement programs include initiatives in the area of inventory control, early collection of receivables and effective management of payments and, during 2003, contributed significantly to the EUR 509 million net cash provided by our continuing operating activities.

A. Operating Results

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer incentives, bad debts, inventories, tangible assets, intangible assets, leases, income taxes, financing operations, warranty and installation obligations, order cancellation costs, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the policies below as critical to our business operations and the understanding of our results of operations.

Recognition of revenues, income and expenses

We distinguish between revenues from “new” and “proven” technology systems. Revenues from “proven technology” systems are recognized upon shipment, since title passes to the customer at that moment and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues from “new technology” systems are deferred until installation and acceptance at the customer’s premises is completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as “new technology”, ASML considers the equipment to be “proven technology”. At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for “proven technology” and recognizes previously deferred revenue. We assess the change from “new technology” to “proven technology” based on installation times, full technical compliance with contract specifications and customer site sign-off for approval. In the second half of 2002, our TWINSCAN technology, which had been previously identified as “new technology,” met the criteria for “proven technology.” A different assessment could have resulted in the deferral of a significant amount of revenues from uninstalled TWINSCAN systems in 2002, for which the revenue was recognized upon shipment during that year.

During 2003, we delivered 2 full-field 157 nanometer Step & Scan systems to research institutes and recorded related funding and costs under research and development.

In December 2003, we received the industry’s first order for an immersion lithography system, ASML’s TWINSCAN XT:1250i. We are currently performing research and development on immersion lithography, which is one of the possible technologies to achieve lowering the cost per wafer and increasing resolution. The first feasibility test of immersion on a Step & Scan system was completed in the second half of 2003. The next step in the development of immersion lithography technology is the development of early production tools that will allow our customers to verify the immersion process qualification under specific process conditions. Delivery of the first tool is planned for the third quarter of 2004. Whether we will consider this new tool as “new technology” or “proven technology” will depend on our progress in developing immersion lithography technology during 2004.

The fair value of installation services provided to our customers is initially deferred and is recognized when the installation is completed. The unearned revenue balance from installation services amounted to approximately EUR 5 million at December 31, 2003. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the term of the contract. As of December 31, 2003, the unearned revenue balance on prepaid service contracts amounted to approximately EUR 5 million.

Warranty

We provide standard warranty coverage on our systems for twelve months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty expenses may exceed our estimates, which could lead to an increase in our cost of sales. A non-standard warranty generally includes services incremental to the standard warranty coverage. Revenues from the sale of a non-standard warranty are deferred as unearned revenue and are recognized ratably as revenue when the applicable warranty term commences. The unearned revenue balance on non-standard warranties amounted to approximately EUR 39 million as of December 31, 2003.

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities

We evaluate our long-lived assets, including intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If an impairment test is warranted, we assess whether the undiscounted cash flows expected to be generated by our long-lived assets exceed their carrying value. If this assessment indicates that the long-lived assets are impaired, the assets are written down to their fair value. These assessments are based on our judgment, which includes the estimate of future cash flows from long-lived assets and the estimate of the fair value of an asset if it is impaired. We initiated impairment assessments in 2003 based on the following events: discontinuance of our Track and Thermal businesses, workforce reductions, net losses from continuing operations and the consolidation of our office facilities at our headquarters in Veldhoven. As a result of those assessments, we recorded impairment charges and exit costs as follows:

•	During 2003, we evaluated assets related to our Thermal business for impairment anticipating the expected proceeds from its sale. Accordingly, we recorded approximately EUR 16 million impairment charges. The impairment charges were determined based on the difference between the assets’ carrying value and the value used in the negotiations with several potential buyers. In October 2003, we substantially completed the sale of our Thermal business; no gain or loss was realized on the sale as the net assets were stated at the value equal to the proceeds of the sale.

•	In addition, during 2003, we recorded impairment charges of approximately EUR 3 million on a building in the United States, previously used by our Track business, for which there are insufficient cash flows to support the carrying cost. The property and equipment impairment was determined on the difference between the building’s estimated fair value, as indicated by an independent real estate appraiser, and its carrying value.

•	During 2003, we recorded a charge of approximately EUR 7 million relating to the consolidation of our office and warehouse facilities at our headquarters in Veldhoven as we ceased using certain of our facilities. The facility exit charges included:

-	estimated future obligations for non-cancelable lease payments (net of estimated sublease income of EUR 25 million). We estimated the cost of exiting by referring to the contractual terms of the lease agreements and by evaluating the sublease agreements concluded for these facilities or, where applicable, by referring to amounts being negotiated; and

-	the impairment of property and equipment (primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost. The property and equipment impairment was determined based on the difference between the assets’ estimated fair value and their carrying value.

•	During 2003, we recorded impairment charges of EUR 12 million on machinery and equipment, for which there are insufficient cash flows to support the carrying cost. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying value.

Since our estimates of future cash flows are subject to considerable judgment and changes in circumstances, actual cash flows may be higher or lower. Although we believe the above-mentioned events to be the known events that might indicate asset impairment, other assets may be subject to loss in value due to uncertain market circumstances, which could result in further impairment charges in connection with these assets. See Notes 2, 3 and 9 to our consolidated financial statements.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Inventory provisions are made for slow moving, obsolete or unsaleable inventory and reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our manufacturing forecast. We evaluate for determining inventory provisions the inventory in excess of our forecasted needs on both technological and economical criteria and take appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations. See Note 6 to our consolidated financial statements.

Restructuring

ASML applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, in order to determine when a liability for restructuring or exit costs should be recognized.

With respect to employee termination costs, we are adopting SFAS No. 146 (effective since January 1, 2003) in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. SFAS No. 112 is adopted when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 establishes that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is when a detail plan exists, has been committed to by management and communicated to the employees. SFAS No. 112 establishes that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 is recognized when the likelihood of future settlement is probable and can be reasonably estimated. Accordingly, the application of SFAS No. 146 or SFAS No. 112 may affect the timing of recognition, as well as the amounts recognized.

On December 18, 2002, ASML announced workforce reductions of approximately 700 positions worldwide. The related restructuring charges of EUR 7 million were recorded in 2003 since the details on the plan had not been finally determined by December 31, 2002. As of December 31, 2003, this plan has been fully effectuated.

On July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority is planned in the Netherlands. ASML recorded a provision of EUR 15 million as an ongoing benefit arrangement during 2003 in respect of this workforce reduction announced in July 2003. The amount of the provision was based upon the details of the exit plan agreed on with our Works Council in the Netherlands for the workforce reductions announced in December 2002. Currently, the Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. Consequently, the Dutch workforce reduction has been delayed.

Other exit costs include purchase and other commitments to be settled or fulfilled. Related costs are estimated based on expected settlement fees and committed payments, taking into account future potential benefits, if any, from those commitments.

Income tax

We use the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases.

If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets.

In 2003, we performed an extended assessment with respect to our ability to realize our deferred tax assets resulting from net operating loss carry-forwards. In this analysis, we incorporated the application of a proposed Advanced Pricing Agreement (“APA”) that is under negotiation with the Dutch and United States tax authorities. Furthermore, in assessing the need to record a valuation allowance on our deferred tax assets, we took into account possible tax planning alternatives, and expected future profits in the Netherlands and in the United States. Based on our assessment, we believe that it is more likely than not that the net operating losses will be offset by future taxable income before the statute on loss compensation expires. However, if our assessment were incorrect, a significant portion of the deferred tax assets recorded on our balance sheet would have to be written down. See also Item 3.D. “Risk Factors, Our Ability to Realize Our Deferred Tax Assets is Uncertain”.

ASML vision, mission, goal and business strategy

Vision	-	Offering the right technologies at the right time combined with superior value of ownership measured by customers’ return on investment in our tools.

Mission	-	Providing leading edge imaging solutions to continuously improve our customers’ global competitiveness.

Goal	-	Achieving sustainable and profitable market leadership through customer satisfaction.

Business strategy	-	Maintaining leadership by providing high value drivers for customers while striving for operational excellence that results in top financial performance.

Business strategy

ASML’s commitment is to be the industry’s global leader in our core competence of semiconductor lithography equipment, which images nanometric circuit patterns on a silicon wafer, the material from which tiny chips (integrated circuits) are made. We define and direct our business strategy through technology leadership, customer focus and operational excellence.

Technology leadership	We drive technology leadership along the semiconductor industry roadmap in close consultation with existing customers and potential new ones. This means we seek to satisfy the needs of different types of chipmakers by customizing and configuring products to provide premium value for the owners of ASML lithography systems. We pursue world class productivity to benefit every type of customer. This includes high volume, reliability demands associated with production of memory chips; fast and frequent changeovers required by foundries or made-to-order chip contractors; complexity of making microprocessors; and unique specifications set by independent device manufacturers.

Changing technology and rising capital investments increasingly influence the equipment choices of chipmakers. Therefore, ASML continually anticipates, adapts and maintains its product offerings to embrace the stages, speed and size of growth in different lithography market segments. The Company’s product range for steppers and advanced Step & Scan systems spans the industry’s current wavelength technology for 200 and 300 millimeter wafers alike. Our proven products cover 365, 248 and 193 nanometer wavelengths, addressing the range of market needs for leading edge as well as less critical line widths. Since 2000, we offer the industry’s only dual-stage wafer imaging system - our TWINSCAN platform - that allows exposure of one wafer while simultaneously measuring another wafer.

Consistent with our strategy to remain at the industry forefront for chipmaking, in 2003, we shipped the industry’s first full-field Step & Scan tool at the 157 nanometer wavelength. In 2003, we also introduced our new immersion lithography system, a pioneering and promising product that replaces the air over the wafer with fluid to enhance focus and shrink line widths.

Consistent with a business strategy focused on our core lithography competence, we also strive to enhance productivity and process performance in the lithography area of chipmaking where wafers spend most of their overall process time. We form and maintain strategic alliances with other semiconductor equipment suppliers, allowing us to offer customers more complete solutions. For example, we have joint development programs with leading makers of track equipment in the so-called litho-cluster, where wafer coating and exposure can couple to better meet demands of chipmakers. We are seeking to jointly develop an optical maskless lithography system to reduce time to market of new devices and help solve escalating mask costs, an important factor for new semiconductor designs that feature advanced and ever smaller critical dimensions.

ASML also continues to offer solutions for special application markets and to provide proprietary mask technologies and software products that extend the limits of optical lithography for semiconductor manufacturing.

ASML’s strategic pursuit is to offer technology choice, incremental quality and sustainable levels of added value. We increase the customization of our products for customers and strive to provide superior integration of our tools with theirs. For a market and technology overview and further information about ASML products, reference is made to Item 4.B. “Business Overview.”

Customer focus	Customer focus is central to the Company’s strategic pursuit of market share leadership. And ASML’s strategic approach to customer focus lies in the empowerment of multi-discipline account management teams. Our account managers represent our customers across every function and business process at ASML, from marketing and technology to logistics and customer support. Doing so ensures that everyone at ASML is kept informed and involved, as appropriate, in the Company’s customer focus process.

We track and treat levels of customer satisfaction three ways: our own systematic methods; ratings provided by individual customers using their own criteria, and independent industry surveys. The Company’s commitment to customers is to develop, install and support technological tools for volume production. Doing so enables customers to become better competitors and make more profit in the medium and long term.

Strategically, we engage customers in very early stages of technology development; we listen to their needs surrounding product introduction and volume utilization. Together, we create a dynamic and shared roadmap that begins with a customer need and ends with a customer solution. ASML professionals continue building customer relationships as we assist in developing and delivering technology and associated results that are above and beyond normal expectations. As a result, ASML not only maintains its technology leadership, but also secures market leadership.

We foster a culture of openness as the core of our customer focus, while providing customers with confidentiality for their business, financial and proprietary information. In addition, customer support training provides leading edge learning solutions to meet customer needs involving operators, technicians and engineers for service, application, process and specialist requirements. The Company’s strategy of superior value for owners of ASML systems allows each customer to operate their chip fabrication facilities - anywhere in the world - with the highest productivity.

When customers are satisfied, then they have confidence to commit capital expenditures: customers repeat purchases of ASML lithography systems and buy additional products and services from ASML. It also means that customers are willing to pay premiums consistent with ASML’s added value, in the face of fierce pricing competition from rivals.

Operational excellence	To achieve technology leadership and customer focus, it is also important to look inward. During 2003, inside ASML we sharpened our strategic focus through the work of multiple cross-functional process improvement teams. From an operational perspective, these process improvement teams are striving to streamline and integrate main business processes such as new product introduction, acquisition of orders from customers, fulfillment of orders, and our post-delivery support and services. We strive to measure the output of each process, namely its quantified results and how it adds value.

ASML’s business strategy includes outsourcing the majority of components and subassemblies that make up our lithography products. We work in partnership with suppliers, jointly operating a strategy known as Value Sourcing. It is based on the QLTC principle that stands for quality, logistics, technology and total cost. With ASML Value Sourcing, we strive to attain flexibility, best-of-breed contributions and cost savings. It exemplifies mutual commitment, alongside shared risk and reward. Selected sourcing from our own facilities in the Netherlands and in the United States provides an additional check on supplier performance.

The Company’s value of ownership proposition is a strategic driver for increasing sales. This means customers assess ASML’s added value. Their calculated return on capital employed in semiconductor fabrication facilities supports ASML’s ability to maintain pricing for our lithography systems. Internally, ASML is committed to improvements in gross margin by reducing cost of goods.

Operational excellence is a strategic pillar that supports reduction of fixed and variable costs to increase operating profit and generate cash from working capital. Operational excellence enhances efficiencies and effectiveness. This means cost reductions in research and development; selling, general and administrative expenses; customer support; information technology and management systems; inventory and work-in-progress; manufacturing and facilities management; and other activities. Operational excellence strengthens the Company’s ability to offer customers a range of technological and system choices at the right time.

Operational excellence is an internal strategic condition for increasing flexibility and reducing our breakeven level for the number of systems that we manufacture, depending on the mix of products ordered by customers in different market segments in various regions of the world. With a lower cost base and a higher capacity for flexibility, ASML can satisfy customer demand on a timely basis and continue to strengthen our competitive position.

Excellent people help make operational excellence happen. As technology roadmaps and customer requirements become more demanding, ASML needs the best talent available: fewer, better qualified, more completely committed people. The Company’s human resource strategy embraces our unique culture of individual and team commitment that makes outstanding accomplishments possible.

Given the structural changes and intensified cyclical conditions in the world market for semiconductor lithography systems, the Company’s strategy is to transform our technology and market success into a sustainable business success through operational excellence. This means benchmarking financial results versus peer technology companies. It also means pursuit of predictable quarterly results that are consistent with shareholder expectations.

In summary, the Company’s commitment is to add measurable value and long-term results to benefit our customers as they design, produce and price their products.

Financial criteria for ASML

We strive to provide to our shareholders attractive return on their invested capital. This means that we will continue working on increasing the value of ownership (see Item 4.B. “Business Overview”) to our customers resulting in higher average unit sales prices for our systems. Furthermore, we will continue on controlling our cost base by focusing on cost of goods reduction programs and controlling research and development costs and selling, general and administrative expenses. Finally, we intend to further improve our working capital management. Our working capital improvement program includes inventory control, early collection of our receivables and effective management of payments.

To reflect our efforts in achieving return on capital invested by our shareholders, we measure ourselves, amongst others, on the following financial key performance criteria: gross margin, operating margin, inventory turns, days sales outstanding, operating income and market share.

Results of Operations

The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors”.

Our 2001 merger with SVG has been accounted for under the “pooling of interests” method. Therefore, our consolidated financial statements for the year ended December 31, 2001 reflect the combination of financial statements of our historical operations with those of SVG. Our decision in December 2002 to sell our Thermal business and to terminate our Track business has resulted in separate disclosure for continuing and discontinued operations. Our consolidated financial statements for the year ended December 31, 2001, have been retroactively reclassified in order to reflect the impact of this decision.

Set forth below are our consolidated statements of operations from continuing operations data for the three years ended December 31, 2003, expressed as a percentage of total net sales:

Year ended December 31	2001	2002	2003

Total net sales	100.0%	100.0%	100.0%
Cost of sales	98.0 [1]	76.1	76.1 [2]
Gross profit on sales	2.0	23.9	23.9
Research and development costs	21.9	16.6	19.8
Research and development credits	(1.0)	(1.3)	(1.2)
Selling, general and administrative costs	15.5	13.4	13.8
Restructuring and merger and acquisition related charges	2.8	N/A	1.6
Operating loss from continuing operations	(37.2)	(4.8)	(10.0)
Interest expense, net	0.5	1.9	1.9
Loss from continuing operations before income taxes	(37.4)	(6.7)	(11.9)
Benefits from income taxes	(11.3)	(2.2)	(3.9)
Net loss from continuing operations	(26.1)	(4.5)	(8.1)

[1] Includes restructuring charges of EUR 400 million.

[2] Includes restructuring charges of EUR 5 million.

Results of operations from continuing operations 2003 compared with 2002

During the year 2003 we continued to face a significant downturn in the semiconductor industry, which started in 2001. In the last quarter of 2003, we have seen what may be the beginning of an upturn that is apparent in most business segments within the semiconductor industry.

Consolidated sales and gross profit

The following table shows a summary of sales (revenue and units sold), gross profit on sales and average sales price data on an annual basis for the years ended December 31, 2003 and 2002:

		2002			2003
	First	Second	Full	First	Second	Full
Year ended December 31	half year	half year	year	half year	half year	year

Net sales (EUR million)	788	1,171	1,959	647	896	1,543
Net product sales (EUR million)	674	1,067	1,741	553	804	1,357
Net service sales (EUR million)	114	104	218	94	92	186
Total units recognized	78	127	205	74	95	169
Total new systems recognized	73	110	183	55	71	126
Total used systems recognized	5	17	22	19	24	43
Gross profit on sales (% of sales)	29.6	20.0	23.9	19.4	27.2	23.9
Average unit sales price for new systems (EUR thousands)	8,581	9,141	8,917	8,736	10,034	9,464
Average unit sales price for used systems (EUR thousands)	1,162	763	854	1,816	2,162	2,018

Consolidated net sales from continuing operations consist of revenue from product sales (systems and options) and service sales. Consolidated net sales decreased from 2002 to 2003 by approximately 21 percent. Product sales declined by approximately 22 percent from 2002 to 2003, primarily due to a decreasing number of new systems recognized, partially offset by an increase in average unit sales price (“ASP”). The ASP for new systems increased by approximately 6% reflecting a shift in our product portfolio towards an increased share of our latest technology equipment (TWINSCAN systems), which accounted for 38 percent of total shipment volume of new systems in 2003 compared to approximately 33 percent in 2002. The number of new systems recognized decreased from 183 units in 2002 to 126 units in 2003 due to:

•	a further decline in equipment demand by the semiconductor industry in 2003 after a modest recovery shown in the first half of 2002 for delivery in the second half of 2002; and

•	the effect of the accounting treatment of “new technology systems” (see “Critical Accounting Policies”) resulting in additional recognition of EUR 138 million of revenues of 13 systems in 2002 that were initially deferred in 2001.

The number of used systems sold increased from 22 units in 2002 to 43 in 2003. This increase reflects the uncertain market conditions in which our customers seek opportunities to quickly expand production capacity in their existing production facilities without significant capital expenditures to secure long-term growth. These systems are used in less critical resolution capabilities. The ASP for used systems increased by approximately 136 percent reflecting a shift from our older PAS 2500 towards our newer PAS 5500 family, including scanner systems. We estimate that the number of used systems sold will increase in 2004, provided that the number of systems available on the market for repurchase is not limited.

Service sales showed a 15 percent decrease from EUR 218 million in 2002 to EUR 186 million in 2003. This decrease is mainly due to:

•	the decline in exchange rate of the USD versus the euro during 2003 which resulted in lower revenues from USD denominated service contracts, which account for approximately 50 percent of our service revenues;

•	the decline in service sales on our former activities in the Track business as a result of the expiration of our warranty and service obligations. In December 2002, we decided to terminate our activities in the Track business; however, decided to continue to service our existing customers for whom we had warranty or other service obligations. Consequently, customer support related to the Track business is not included in discontinued operations; and

•	an increase in the number of customers that opted for in-house servicing instead of external servicing.

Currently, approximately 90 percent of the global top 10 IC manufacturers are ASML customers. In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales. In 2002, sales to one customer accounted for EUR 377 million, or 19 percent of net sales.

Gross profit as a percentage of net sales in 2003 was equal to 2002 (23.9 percent). The gross profit on new systems decreased from 24.3 percent to 21.7 percent due to the negative influence of severe price competition (2.2 percent negative impact on our gross profit), relatively more sales of newer technology systems having lower gross profit (4.4 percent negative impact on our gross profit) and under-utilization of our production facilities due to less sales (2.5 percent negative impact on our gross profit). This decrease in gross profit was offset by lower repayments of Technical development credits as this program was fully repaid during 2003 (1.5 percent positive impact on our gross profit), lower costs of sales due to the replacement of independent sales agents with our own employees for the purpose of servicing our Asian customers (1.0 percent positive impact on our gross profit) and a decrease in charges to provisions for obsolete inventory (4.0 percent positive impact on our gross profit).

The gross profit on service sales increased to 21.7 percent in 2003 from 7.3 percent in 2002. This increase was primarily due to additional provisions in 2002 for obsolete service parts and training system write-downs.

Lithography order backlog

We started 2003 with an order backlog of 110 systems (103 new and 7 used), and received orders for delivery of 239 systems during the year. In 2003, we recorded 169 system sales and 56 order cancellations or push-outs beyond twelve months, this resulting in an order backlog of 124 systems (103 new and 21 used) as of December 31, 2003. The total value of the backlog as of December 31, 2003 amounts to EUR 993 million, compared with a backlog of approximately EUR 1,089 million as of December 31, 2002.

Research and development

Research and development costs decreased from EUR 324 million in 2002 to EUR 306 million in 2003 as a result of more cost-efficient programs and workforce reductions. The level of research and development expenditures reflects our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued investments in in 248 nanometer high numerical aperture (NA) program, immersion, next generation 157 nanometer lithography solutions and EUV.

Our future operating results will depend significantly on our ability to produce products and provide services that have a competitive advantage in our industry. To do this, we believe that we must continue to make substantial investments in our research and development efforts. Our research and development activities are intended to enable our customers to achieve a higher return on their capital investments and higher productivity through cost-effective, leading edge technology solutions.

Research and development credits decreased from EUR 26 million in 2002 to EUR 19 million in 2003 due to a decreased volume for research and development expenditures that qualified for credits. Included in 2002 credits is a postponed credit (EUR 3.5 million) on 2001 expenditures that was subject to certain criteria that were only achieved in 2002. We expect the level of credits in 2004 to be similar or slightly higher than in 2003, although the precise amount remains subject to further negotiation with the relevant granting authorities.

Selling, general and administrative costs

Selling, general and administrative costs decreased by 19.0 percent from EUR 263 million in 2002 to EUR 213 million in 2003, mainly as a result of workforce reductions and decreased legal fees associated with patent infringement cases. Selling, general and administrative costs as a percentage of net sales increased from 13.4 percent in 2002 to 13.8 percent in 2003, as a result of the decline in net sales.

Restructuring costs

On December 18, 2002, ASML announced workforce reductions of approximately 700 positions worldwide. With respect to this plan, we recorded in 2003 restructuring charges for a total amount of EUR 7 million of which EUR 4 million in cost of sales and EUR 3 million in restructuring costs. As of December 31, 2003, this plan has been fully effectuated.

On July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide of which the majority is planned in the Netherlands. During 2003, ASML recorded a provision of EUR 15 million as an ongoing benefit arrangement of which EUR 4 million is included in cost of sales and EUR 11 million is included in restructuring costs. The amount of the provision was based upon the details of the exit plan agreed on with our Works Council in the Netherlands for the workforce reductions announced in December 2002. Currently, the Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. Consequently, the Dutch workforce reduction has been delayed.

During 2003, we recorded restructuring costs of approximately EUR 7 million relating to the consolidation of our office and warehouse facilities at our headquarters in Veldhoven as we ceased using certain of our facilities. The facility exit charges included estimated future obligations for non-cancelable lease payments and the impairment of property and equipment

(primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost.

Net interest expense

Net interest expense decreased from EUR 37 million in 2002 to EUR 29 million in 2003 due to an increase in interest income, which is partially offset by an increase in interest expense. Our interest income relates primarily to interest earned on our cash and cash equivalents. Interest income increased compared with 2002, primarily due to higher cash and cash equivalent balances throughout the year as a result of our improved working capital and issuance in May 2003 of EUR 380 million principal amount of our 5.50% Convertible Subordinated Notes due 2010. This was partially offset by a decrease in market short-term interest rates. Our interest expense relates primarily to our convertible notes. Our interest expense increased in 2003 compared with 2002, primarily due to the issuance of the above-mentioned Convertible Subordinated Notes, partially offset by the repurchases and redemption of our 520 million USD 4.25 percent Convertible Subordinated Notes during the second half of 2003.

Income taxes

Income taxes represented 32.7 and 32.4 percent of income before taxes in 2002 and 2003, respectively. This decrease results from a change in distribution of pre-tax losses between geographical areas. See Note 16 to our consolidated financial statements.

Discontinued operations

Results from discontinued operations comprise the results of our Thermal business, which we substantially divested in October 2003, and our Track business which we terminated in December 2002. Our decision to discontinue these businesses was the result of the downturn in the semiconductor market, which has led to significant losses in these businesses. Substantial future investments in these businesses would have been required to achieve a positive contribution to our future financial results.

Year ended December 31	2002	2003

Revenues
Track	7,236	2,514
Thermal	105,929	38,198

Total	113,165	40,712
Loss from discontinued operations, net of taxes
Track loss from operations	(27,991)	(1,456)
Track exit costs (net of taxes)	(30,626)	(1,944)
Thermal loss from operations	(61,161)	(21,906)
Thermal exit costs (net of taxes)	0	(10,404)

Total	(119,778)	(35,710)

In December 2002 we reviewed our long-lived assets used in the Thermal business for potential impairment and recorded no impairment charges. During 2003, we again reviewed our long-lived assets for impairment as we entered into negotiations with several potential buyers and accordingly recorded impairment charges of EUR 16 million.

In October 2003, we completed the sale of our Thermal business to a privately held company formed by VantagePoint Venture Partners. At the time of the sale, no gain or loss was realized as the net assets were stated at the value equal to the proceeds of the sale. The net loss of our Thermal business amounted to EUR 32 million in 2003 compared to EUR 61 million in 2002. The termination of the Track business resulted in an exit plan that included workforce reduction, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan included the disposal of remaining assets related to the Track business. In 2002, ASML decided to continue to service existing customers of its Track business for whom ASML had warranty or other service obligations. Consequently, customer support related to the Track business was not included in discontinued operations for 2002. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. No gain or loss was realized on the sale. The net loss of the Track business amounted to EUR 3 million in 2003 compared to EUR 59 million for 2002. The net loss for 2002 included total pre-tax estimated exit costs of EUR 47 million. These exit costs included asset impairments, inventory write downs, purchase and other commitment settlements and employee termination costs. The net loss in 2003 relates mainly to impairment charges recorded on a building in the United States, previously used by our Track business. This impairment was determined on the difference between the building’s estimated fair value, as indicated by an independent real estate appraiser and its carrying value.

Results of operations from continuing operations in 2002 compared with 2001

The semiconductor industry downturn, that began in 2001, showed, in the first half of 2002, a modest recovery in equipment demand for order intake for delivery in 2002 and 2003. The second half of 2002, however, showed a further deepening of the downturn. Our techno- logical leadership in 2002 resulted in market gains in 2002, despite the overall decline.

Consolidated sales and gross profit

The following table shows a summary of sales (revenues and units), gross profit on sales and average sales price on an annual basis for the years ended December 31, 2002 and 2001:

	2001			2002

	First	Second	Full	First	Second	Full
Year ended December 31	half year	half year	year	half year	half year	year

Net sales (EUR million)	831	758	1,589	788	1,171	1,959
Net product sales (EUR million)	700	636	1,336	674	1,067	1,741
Net service sales (EUR million)	131	122	253	114	104	218
Total units recognized	120	77	197	78	127	205
Total new systems recognized	108	72	180	73	110	183
Total used systems recognized	12	5	17	5	17	22
Gross profit on sales (% of sales)	29.7	(28.4)	2.0	29.6	20.0	23.9
Average unit sales price for new systems (EUR thousands)	5,910	8,114	6,792	8,581	9,141	8,917
Average unit sales price for used systems (EUR thousands)	1,061	1,330	1,140	1,162	763	854

Consolidated net sales increased by 23.3 percent. The increase in sales was caused by a small increase in the number of shipments, from 197 units in 2001 to 205 in 2002,

and a relatively strong increase in ASP for new systems. The increase in the ASP reflected a shift (e.g., from 200 millimeter to 300 millimeter and/or 248 nanometer to 193 nanometer) in our product portfolio toward an increased share of the latest technology equipment, which accounted for 30 percent of total shipment volume in 2002, compared to 4 percent in 2001. This technology includes products such as the leading edge, high numerical aperture lens products for the 193 nanometer technology node, as well as those for 300 millimeter TWINSCAN systems.

In 2002, approximately 70 percent of the global top 20 IC manufacturers were ASML customers. In 2002, sales to one customer accounted for EUR 377 million, or 19 percent of net sales. In 2001, sales to one customer accounted for EUR 202 million, or 13 percent of net sales.

Our sales in 2002 was influenced by the accounting treatment of machines previously designated as “new technology systems” (see “Critical Accounting Policies”). With the installed base of such systems at 70 units as of December 31, 2002, ASML had established a track record of successful installations and decreased time spans between shipment and full installation at customer sites, enabling these systems to be designated as “proven technology.” This changed the timing of revenue recognition from customer sign off (full acceptance) to system shipment. Accordingly, EUR 138 million of revenues of 13 systems were recognized in 2002 that were deferred as of December 31, 2001. If the current accounting treatment on these systems had been applied in 2001, this would have resulted in EUR 138 million of additional sales in 2001 and EUR 138 million lower sales in 2002.

Total net sales for 2001 and 2002 include EUR 19 million in both years relating to the sale of 17 and 22 used systems, respectively. These systems were reacquired from existing customers and then resold to other customers utilizing these systems in areas requiring the less critical resolution capabilities provided by these machines. The increase in the number of used systems sold was primarily due to our expanding market share in China.

Service sales decreased 14 percent from EUR 253 million in 2001 to EUR 218 million in 2002. This decrease is mainly due to an increase in the number of customers that opted for in-house servicing instead of external servicing. The decrease in service sales was partly offset by the expiration of warranties relating to the high number of systems shipped in 2000 and 2001.

Gross profit as a percentage of net sales increased from 2.0 percent in 2001 to 23.9 percent in 2002. This increase was primarily due to restructuring costs recorded in 2001 for an amount of EUR 402.7 million, mainly relating to inventory write-offs, purchase commitments and fixed assets write-offs. This increase was partially offset by provisions for slow moving inventory of EUR 78.5 million in the second half of 2002 and by technical development credits (see Notes 1 and 15 to our consolidated financial statements) that had to be repaid in 2003 to Netherlands granting authorities (2.0 percent negative impact on our margin). Furthermore, gross margin was also negatively affected (5.0 percent) by lower profit margin generated by new technologies at the beginning of their product life cycle. We shipped significantly more of these systems in 2002 compared with 2001. ASML also suffered from price pressure, mainly on 200-millimeter systems, that negatively affected margin by 2.0 percent. Finally, the margin was affected positively by 3.0 percent by lower purchase prices for parts and components, of which 0.5 percent partly was attributable to currency effects relating to the strengthening of the euro versus the U.S. dollar. In comparison with 2001, utilization of our production facilities increased, resulting in a one percent margin increase.

Additionally, the gross profit on service sales decreased to 7.3 percent in 2002 from 17.4 percent in 2001. This decrease was due to additional provisions for obsolete service parts and training system write-downs of EUR 28 million, partially offset by a increase in the sales margin of spare parts due to lower labor costs.

Lithography order backlog

We started 2002 with an order backlog of 118 systems (117 new systems and 1 used system), and we received orders for delivery of 261 systems during 2002. Combined with 205 system sales and 64 order cancellations or push-outs beyond twelve months, this resulted in an order backlog of 110 systems as of December 31, 2002. Systems sales in 2002 included 13 systems delivered in 2001 for which revenue was recognized in 2002. The total value of the backlog as of December 31, 2002 amounted to EUR 1.09 billion, compared with a backlog of approximately EUR 1.16 billion as of December 31, 2001.

Research and development

Research and development costs decreased from EUR 347 million (21.9 percent of total net sales) in 2001 to EUR 324 million (16.6 percent of total net sales) in 2002 as a result of more cost-efficient programs, mainly resulting from the 2001 restructuring. The level of research and development expenditures reflected our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued investments in next generation 157 nanometer lithography solutions and EUV and the /850, 248 nanometer high numerical aperture (NA) program.

Research and development credits increased from EUR 16 million in 2001 to EUR 26 million in 2002 due to the increased amount of research and development expenditures that qualified for credits. Included in the 2002 credits is a postponed credit (EUR 3.5 million) on 2001 expenditures that was subject to certain criteria that were only achieved in 2002.

Selling, general and administrative costs

Selling, general and administrative costs increased by 7.0 percent from EUR 246 million in 2001 to EUR 263 million in 2002, mainly as a result of increased legal fees associated with patent infringement cases.

Net interest expense

During 2002 net interest expense increased compared to 2001, due to interest charges resulting from the issuance of our 5.75 percent Convertible Subordinated Notes in October 2001, by a lower balance of cash and cash equivalents and lower average short-term interest rates.

Income taxes

Income taxes represented 30.1 and 32.7 percent of income before taxes in 2001 and 2002, respectively. This increase results from a change in distribution of pre-tax loss between geographical areas. See Note 16 to our consolidated financial statements.

Discontinued operations

Our Thermal business incurred a net loss of EUR 61 million in 2002 compared to a net loss of EUR 43 million in 2001, mainly due to the industry’s severe downturn. Our Track business incurred a net loss of EUR 59 million in 2002 compared to a net loss of EUR 21 million in 2001, including total estimated exit costs of EUR 47 million. These exit costs included asset impairments, inventory write-downs, purchase and other commitment settlements and employee termination costs. The number of employees laid off under the plan to discontinue our Track business was 213.

Foreign Exchange Management

We use the euro as our reporting currency in our consolidated financial statements. We are involved in transactions in currencies that differ from our reporting currency. We have invested in foreign entities, and as such have translation exposure on the valuation of our foreign currency denominated investments. We actively manage our exposure to foreign exchange risks. Further details on our foreign exchange management are disclosed in Note 4 to our consolidated financial statements. See also Item 3.D. “Risk Factors” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

Principal Differences between IFRS and U.S. GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with International Financial Reporting Standards (“IFRS”). While we intend to continue publishing U.S. GAAP financial statements, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

We are currently investigating the possible impact of differences identified between IFRS and U.S. GAAP. The principal differences currently identified that might affect our net profit or loss, as well as our shareholders’ equity, relate to the treatment of development costs, stock option plans, financial instruments, the option feature in our convertible notes and identifiable intangible assets acquired in our 2001 merger with SVG.

New U.S. GAAP Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to the SFAS No. 123 fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires disclosure of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income (loss) and earnings per share in annual and interim financial statements in the summary of significant accounting policies. As permitted under SFAS No. 148, we adopted only the disclosure provisions of that accounting standard. See Note 1 to our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. The Statement amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees

of Indebtedness of Others” and amends certain other existing pronouncements.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated results of operations, financial condition or liquidity.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities on the balance sheet. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations, financial condition or liquidity.

In November 2002, the FASB published FIN 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified on January 1, 2003 or after. The expanded disclosure requirements of FIN 45 are effective for the year ended December 31, 2002 (see Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements). Except for the disclosure requirements, adoption of FIN 45 did not have a material impact on our consolidated results of operations, financial condition or liquidity.

In November 2002, the EITF 00-21 “Revenue Arrangements with Multiple Deliverables” was released. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of EITF Issue No. 00-21 did not have any material impact on our financial statements.

In January 2003, the “FASB” issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 (“FIN 46R”). The requirements of FIN 46 or FIN 46R are effective to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. We adopted FIN 46R as we are party to a transaction involving a variable interest entity, that is a special-purpose entity, relating to the lessor of the Veldhoven headquarters building that has been completed in 2003. See also Item 5.E. “Off Balance Sheet Arrangements”.

B. Liquidity and Capital Resources

Financial Condition, Liquidity and Capital Resources

The following discussion and analysis of financial condition should also be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors.” ASML’s balance of cash and cash equivalents amounted to EUR 669 million and EUR 1,028 million as of December 31, 2002 and 2003, respectively.

Net cash flows provided by operating activities were EUR 509 million in 2003 compared to EUR 54 million cash used in operating activities in 2002. The primary reason of the cash provided by operating activities in 2003 has been changes in working capital, including accounts receivable, inventories and current assets. Net accounts receivable decreased from EUR 557 million to EUR 314 million. ASML’s ratio of accounts receivable to total net sales was 28.4 percent and 20.4 percent in 2002 and 2003, respectively. Gross inventories decreased by 20.4% from December 31, 2002 to December 31, 2003. The decrease reflects our continuing efforts to reduce our inventory level by means of cycle time reduction and cost of goods reduction programs.

The provision for obsolescence decreased by 25% from December 31, 2003 to December 31, 2002, principally reflecting scrapping of inventories. In 2002 and 2003, ASML paid EUR 4 million and EUR 12 million in taxes, respectively. In 2003, ASML received EUR 176 million tax refund from the Dutch tax authorities, which is allowed under Dutch tax law. See Note 16 to our consolidated financial statements.

Net cash used in investing activities was EUR 80 million in 2002 and EUR 26 million in 2003. The 2002 figure reflected the further expansion of production facilities during that year as well as expenditure in own use equipment (e.g., prototypes, training systems, and demonstration systems), to support sales, manufacturing and demonstration capabilities relating to new 300 millimeter product lines. The 2003 figures mainly relate to expenditures in own use equipment.

Net cash used in financing activities in 2003 amounted to EUR 68 million. The 2003 amount primarily reflects the complete redemption and repurchase of USD 520 million of 4.25 percent Convertible Subordinated Notes due 2004, partially offset by the issuance of EUR 380 million of 5.5 percent Convertible Subordinated Notes due 2010. In 2002, proceeds from financing activities amounted to EUR 21 million mainly reflecting EUR 27 million in proceeds from the exercise of stock options and EUR 5 million repayment of long term debts.

On December 31, 2003, our principal sources of liquidity consisted of EUR 1,028 million of cash and cash equivalents, and EUR 288 million of available credit facilities. For further details regarding our credit facilities, see Note 11 to our consolidated financial statements. In addition to cash and available credit facilities, we may from time to time raise additional capital in debt and equity markets. Our liquidity is affected by many factors, some of which are based on the normal ongoing operations of the business, and other of which relate to the uncertainties of global economies and the semiconductor and the semiconductor equipment industries. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances, will be sufficient to satisfy our liquidity requirements for the next twelve months. In 2004, we have no repayment obligations on our outstanding convertible notes. We expect capital expenditures in 2004 to range between EUR 75 million and EUR 85 million. In addition, we maintain for the next twelve months operating lease commitments for an amount of approximately EUR 47 million and certain open inventory purchase commitments for an amount of approximately EUR 300 million with our suppliers to ensure a smooth and continuous supply chain for key components.

With respect to the announcement in July 2003 of a workforce reduction by approximately 550 positions worldwide, of which the majority is planned in the Netherlands, the Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. Consequently, the Dutch workforce reduction has been delayed, and accordingly, the results of cost reductions have been delayed. A restructuring provision of approximately EUR 15 million relating to this workforce reduction is recorded in our statement of operations for the year ended December 31, 2003.

In 2006, we have repayment obligations, amounting to USD 575 million, on our 5.75 percent Convertible Subordinated Notes due 2006 issued in October 2001, assuming no conversions occur. These notes are convertible into 30,814,576 ordinary shares at USD 18.66 (EUR 14.77) per share at any time prior to maturity. At any time on or after October 22, 2004, the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that our shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2003 none of the notes were converted into ordinary shares. We have additional repayment obligations in 2010, amounting to EUR 380 million, on our 5.50 percent Convertible Subordinated Notes due 2010 issued in May 2003, assuming no conversions occur. These notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share, subject to adjustment, at any time prior to maturity. Unless previously converted, the notes mature on May 15, 2010. We currently intend to fund our future repayment obligations with primarily cash on hand and cash generated through operations. In this respect, we launched a working capital improvement program in 2002 which is continued in 2003 and will continue in 2004, focusing on inventory control, early collection of receivables and effective management of payments, in order to further strengthen our cash position. The description of our long-term debt, lines of credit and borrowing arrangements is provided in Note 11 to our consolidated financial statements. See also Item 3.D. “Risk Factors.”

Our contractual obligations and commercial commitments are disclosed in further detail in Item 5.F. “Tabular Disclosure of Contractual Obligations” and Note 12 to our consolidated financial statements.

A discussion of our funding, treasury policies and currencies in which cash and cash equivalents are held and long-term debt and borrowing arrangements are included by reference to Notes 4 and 11 to our consolidated financial statements.

C. Research and Development, Patents and Licenses

Research and Development See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results”.

Intellectual Property Matters

See Item 3.D. “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property”.

D. Trend Information

The year 2003 was an unprecedented third consecutive year in the worst period of contraction in the history of the global semiconductor industry.

Over the last three months of 2003, the order intake has shown considerable strength for systems to be shipped in the first half of 2004. Approximately 80 percent, or 100 systems, of our backlog as of December 31, 2003 is expected to be shipped in the first half of 2004. However, the visibility of our sales level for the second half of 2004 is still unclear. Therefore, we cannot give a forecast of our expected level of sales for the full year 2004. Our customers are currently still cautious on long-term orders.

The following table sets forth our backlog of systems as of December 31, 2002 and 2003.

As of December 31	2002	2003

Backlog sales of new systems (units)	103	103
Backlog sales of used systems (units)	7	21
Backlog sales of total systems (units)	110	124
Value of backlog new systems (Eur million)	1,077	946
Value of backlog used systems (Eur million)	12	47
Value of backlog of total systems (Eur million)	1,089	993

Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

Based upon our backlog as of December 31, 2003, we expect continued growth in gross margin in the first half of 2004. We believe that a further increase in gross margin can be achieved by further working on increasing the value of ownership of our systems and on programs focusing on the reduction of our costs of goods sold and by an increase in number of systems sold.

For 2004, we expect selling, general and administrative expenses, ranging between EUR 50-55 million per quarter, dependent on the level of legal fees associated with patent infringement cases.

For 2004, we expect a further decrease in research and development expenditures and anticipate research and development costs to range between EUR 65-70 million per quarter.

In July 2003, we announced further restructuring measures to reduce costs company-wide while lowering the break-even point and increasing flexibility. We plan to reduce our workforce by approximately 550 positions worldwide of which the majority planned in the Netherlands. The Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands.

Consequently, the Dutch workforce reduction has been delayed, and accordingly, the results of cost reductions have been delayed. See Item 6.D. “Employees”.

E. Off- Balance Sheet Arrangements

We have various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments and purchase obligations, are not generally required to be recognized as liabilities on our balance sheet but are required to be disclosed.

Variable Interest Entities

Several operating leases for our buildings contain a purchase option. In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities”. Under FIN 46R an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. For each of the leases for our buildings, we have concluded that we are not the primary beneficiaries to the expected losses or to the expected residual returns or to both.

We are party to a transaction involving a variable interest entity relating to the lessor of the Veldhoven headquarters building that has been completed in 2003. Total assets of the variable interest entity amount to approximately EUR 54 million and are funded through:

•	variable interest entity’s equity of EUR 1.9 million;

•	straight loans granted by the shareholders of the variable interest entity of EUR 12.3 million, partly redeemable over 15 years and quarterly interest-bearing;

•	a third party loan of EUR 34.9 million, partly redeemable over 15 years and quarterly interest-bearing; and

•	a subordinated loan provided by ASML of EUR 5.4 million.

The lease will expire in 2018. We have an option to purchase the property, at a predetermined price scheme, throughout the term of the lease. The purchase option at the end of the lease term amounts to EUR 24.5 million. In accordance with FIN 46R we have concluded that we are not the primary beneficiary in the lessor entity to the expected losses nor to the expected residual returns nor to both. As a result we did not consolidate the specific assets and liabilities of this variable interest entity in our financial statements.

Purchase Obligations

We enter into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that would result from purchase commitments that are expected to be forfeited are provided for in our financial statements. As of December 31, 2003, we had purchase commitments for a total amount of approximately EUR 335 million, which are not recorded on our balance sheet. In our negotiations with suppliers we continuously seek to align our purchase commitments with our business objectives. See also Item 5.F. “Tabular Disclosure of Contractual Obligations”.

Other Off-Balance Sheet Arrangements

We have certain additional commitments and contingencies that are not recorded on our balance sheet but may result in future cash requirements. In addition to the operating lease commitments and the purchase obligations, these off-balance sheet arrangements consist of product warranties, a call option granted to a third party to acquire our optics business at fair value and guarantees of subsidiary’s debt to a third party.

We provide guarantees to third parties in connection with transactions entered into by our subsidiaries in the ordinary course of business: These include bank loans reflected in Note 11 of our consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2003 can be summarized as follows:

	Total	Less than	1-3	3-5
	1 year	1 year	years	years	After 5

Long Term Debt	852,807	0	468,839	2,658	381,310
Operating Lease Obligations	386,112	47,005	72,448	67,699	198,960
Purchase Obligations	335,115	300,170	34,945	0	0

Total Contractual obligations	1,574,034	347,175	576,232	70,357	580,270

G. Safe Harbor

See “Special Note regarding Forward-Looking Statements”.

Item 6 Directors, Senior Management and Employees	A. Directors and Senior Management

The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Date of Birth	Member Since	Term Expires

Henk Bodt	Chairman of the	April 30, 1938	January 1995	2004
	Supervisory Board
	and Member of the
	Audit and Remuneration
	Committees

Jan A. Dekker	Member of the	May 10, 1939	April 1997	2006
	Supervisory Board
	and Member of the
	Audit Committee

Peter H. Grassmann	Member of the	November 21, 1939	April 1996	2006
	Supervisory Board

Name	Title	Date of Birth	Member Since	Term Expires

Syb Bergsma	Member of the	October 6, 1936	April 1998	2004
	Supervisory Board
	and Chairman of the
	Audit Committee and
	Member of the
	Remuneration Committee

Jos W.B. Westerburgen	Member of the	June 24, 1942	March 2002	2005
	Supervisory Board
	and Chairman of the
	Remuneration Committee

Michael J. Attardo	Member of the	April 12, 1941	May 2001	2005
	Supervisory Board
	and Member of the
	Remuneration Committee

Doug J. Dunn	President and Chief	May 5, 1944	April 1999	N/A [1,2]
	Executive Officer and
	Chairman of the Board
	of Management

Stuart K. McIntosh	Executive Vice	August 31, 1944	April 2001	N/A [2]
	President Operations,
	President of Lithography
	and Member of the
	Board of Management

Peter T.F.M. Wennink	Executive Vice	May 30, 1957	July 1999	N/A [2]
	President, Chief
	Financial Officer and
	Member of the Board
	of Management

Martin A. van den Brink	Executive Vice	May 21, 1957	July 1999	N/A [2]
	President Marketing
	& Technology and
	Member of the Board
	of Management

David P. Chavoustie	Executive Vice	May 17, 1943	April 2000	N/A [2]
	President Sales and
	Member of the Board
	of Management

[1]	On January 15, 2004, we announced that Mr. Dunn has advised the Supervisory Board and Board of Management that he plans to retire before the end of 2004.

[2]	There are no specified terms for members of the Board of Management.

Director and Officer Biographies

Henk Bodt	Mr. Bodt was appointed as Chairman of our Supervisory Board in 1995. Mr. Bodt is a former Executive Vice President of Philips. In addition to other positions, including Chairman and Chief Executive Officer of the Consumer Electronics Division, he also served on the Board of Management of Philips and on the Group Management Committee of Philips. He currently serves on the Supervisory Boards of DSM N.V., Delft Instruments N.V. and Neo-Post SA.

Jan A. Dekker	Mr. Dekker has served on our Supervisory Board since 1997. Mr. Dekker is a former Chief Executive Officer of TNO. He currently serves on the Supervisory Boards of Gamma Holding N.V. and Koninklijke BAM-NBM N.V.

Peter H. Grassmann	Mr. Grassmann has served on our Supervisory Board since 1996. Mr. Grassmann is a former President and Chief Executive Officer of Zeiss. He currently serves on the Supervisory Boards of Gambro B.V., Aradex AG, Febit AG, IONITY AG, and of the Senate of the Max-Planck- Society. He is a member of the Advisory Board of EQT private equity funds Gmbh.

Syb Bergsma	Mr. Bergsma has served as a member of our Supervisory Board since 1998. Mr. Bergsma is a former Executive Vice President Financial Affairs of Akzo Nobel N.V. Mr. Bergsma serves currently as the Chairman of the Supervisory Boards of UPM Holding B.V., Generali Verzekeringsgroep N.V., and Van der Moolen Holding N.V. Mr. Bergsma also serves as Vice Chairman on the Supervisory Boards of European Assets Trust N.V. In addition, Mr. Bergsma is the Chairman of the Boards of Stichting Continuïteit Numico and Stichting Administratiekantoor Preferente Financieringsaandelen Ahold. He also serves on the Boards of Stichting Preferente Aandelen Wolters Kluwer and Stichting Administratiekantoor Océ.

Jos W.B. Westerburgen	Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever, and a former member of the Peters Committee on Corporate Governance in the Netherlands. Mr. Westerburgen currently serves as a member of the Supervisory Board of Unilever Nederland B.V., and is also a member of the Board of the Association Aegon.

Michael J. Attardo	Mr. Attardo was appointed to our Supervisory Board during 2001. He is the former President and CEO of IBM Microelectronics and a former non-executive director of Silicon Valley Group, Inc.

Doug J. Dunn	Mr. Dunn was appointed to our Board of Management in 1999 and has served as our President, Chief Executive Officer and Chairman of the Board of Management since January 2000. Prior to joining the Board of Management, Mr. Dunn served as Vice-Chairman of our Supervisory Board from 1995 until 1997. Previously, Mr. Dunn also served on the Board of Management of Philips as CEO of the Consumer Electronics Division, as a member of the Group Management Committee of Philips and as a Chairman and CEO of the Management Committee of the Philips Semiconductors Division and, from 1969 to 1980, held numerous positions at Motorola and the General Electric Company. Mr. Dunn is currently a non-executive member of the board of ARM Holdings PLC and Sendo Holdings PLC. He is also on the Supervisory Board of STMicroelectronics N.V. In addition, Mr. Dunn is on the Board of MEDEA+

Stuart K. McIntosh	Mr. McIntosh was appointed as Executive Vice President Operations and President Lithography Division during 2000 and was appointed as a member of our Board of Management effective April 1, 2001. Prior to that he served as the Executive Vice President and Chief Operating Officer of Philips Semiconductors. He also serves on the Advisory Board of SEMI North America.

Peter T.F.M. Wennink	Mr. Wennink was appointed as Executive Vice President and Chief Financial Officer of ASML in 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte & Touche, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Netherlands Institute of Registered Accountants. Mr. Wennink is currently on the Supervisory Board of Bank Insinger de Beaufort N.V.

Martin A. van den Brink	Mr. van den Brink was appointed as Executive Vice President Marketing & Technology during 1999. Before then, he served as Vice President Technology since 1995. Mr. van den Brink was appointed as a member of our Board of Management in July 1999.

David P. Chavoustie	Mr. Chavoustie has served as Executive Vice President Sales since 1998. He was appointed as a member of our Board of Management in April 2000. Before then, he served as Vice President Worldwide Sales of Vantis Corporation and as Vice President/General Manager of the Embedded Processes Division of Advanced Micro Devices. Mr. Chavoustie currently also serves on the Board of Directors of Three-Five Systems, Inc. and Brillian Corporation.

B. Compensation

For details on compensation paid to or accrued for our members of the Board of Management and our members of the Supervisory Board, see Note 18 to our consolidated financial statements.

For details on options granted to, and pension benefits of, the members of the Board of Management, see Note 18 to our consolidated financial statements.

Bonus and Profit-sharing plans

For details on our bonus and profit sharing plans for our employees, see Note 13 to our consolidated financial statements.

Pension plans

For details on our pension plans for our employees, see Note 13 to our consolidated financial statements.

C. Board Practices

Board Practices

We endorse the importance of good corporate governance, in which independence, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management and the Supervisory Board on the one hand and shareholders on the other.

In addition to the exchange of ideas at the General Meeting of Shareholders, other important forms of communication include the publication of our annual and quarterly financial results. In addition, we pursue a policy of active communication with our shareholders. Our corporate governance structure is intended to:

• provide shareholders with regular, reliable and relevant transparent information regarding our activities, structure, financial condition, performance and other information, including information on our social, ethical and environmental records and policies;

• apply high quality standards for disclosure, accounting and auditing; and

• apply stringent rules with regard to insider securities trading.

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

Responsibility for the management of ASML lies with the Board of Management. The Supervisory Board monitors the Board of Management and the general course of corporate affairs. The Board of Management has a duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval. The supervision of the Board of Management by the Supervisory Board includes (I) achievement of the Company’s objectives, (II) corporate strategy and risk inherent to the business activities, (III) the structure and operation of the internal risk management and control systems, (IV) the financial reporting process and (V) compliance with the legislation and regulations.

Members of the Board of Management are appointed by the Supervisory Board and serve until voluntary retirement, or suspension or dismissal by the Supervisory Board, in the case of dismissal, after consultation with the General Meeting of Shareholders. Appointments to the Supervisory Board are made by the Supervisory Board itself, subject to certain rights of objection retained by the General Meeting of Shareholders and the Works Council. Members of the Supervisory Board generally serve for a term of four years from the date of their appointment, or a shorter period as set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed by, and serve at the discretion of, the Supervisory Board. The Supervisory Board has an Audit Committee and a Remuneration Committee. Members of these committees are appointed from and among the Supervisory Board members.

Members of the Board of Management and Supervisory Board, as well certain senior management members, are insured under the ASML’s Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may occur additional uninsured liabilities. ASML has indemnified its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to willful misconduct, or intentional recklessness.

Corporate Governance Developments

ASML continuously monitors and assesses applicable corporate governance rules, including, recommendations, and initiatives regarding principles of corporate governance. These include those that have been developed in the United States both by NASDAQ National Market (“Nasdaq”) and by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) some of which already are applicable and some of which will have to be implemented by ASML as a foreign issuer over the next two years.

On March 10, 2003, the Dutch government commissioned a committee known as the Tabaksblat Committee to conduct a review of corporate governance in the Netherlands. The Tabaksblat Committee issued its definitive report “The Dutch Corporate Governance Code” (the “Code”) on December 9, 2003, which will come into force with effect from January 1, 2004. Dutch listed companies are required to apply the Code, unless circumstances justify a deviation therefrom. Although a full report on compliance with the Code is required in 2005, the Tabaksblat Committee recommends that companies highlight in their statutory annual report 2003, how the company is going to implement the Code and which difficulties it might encounter while doing so, and discuss this in their 2004 annual meeting of shareholders. Pursuant to the Code’s recommendations, ASML provides a separate chapter on corporate governance, which is included in ASML’s annual report over the financial year 2003. The Code contains recommendations with regard to corporate governance, including the following topics:

•	to strengthen the role of the Supervisory Board and its committees and to increase independence, quality and expertise;

•	to strengthen the role of the shareholders with respect to control on the functioning of the Board of Management and the Supervisory Board, as well as with respect to nomination and remuneration of members of the Board of Management and the Supervisory Board;

•	to facilitate and stimulate shareholders to use their voting power and to actively participate in the general shareholders meeting; and

•	to define the role of the external auditor vis-à-vis the Supervisory Board as its principal contact.

The Company is familiarizing itself with, and when required implements, the Dutch Corporate Governance Code and the changes to the U.S. corporate governance rules based on the Sarbanes-Oxley Act, and subsequent SEC and Nasdaq rules that have been issued pursuant thereto.

Audit Committee

The Audit Committee is composed of three members of the Supervisory Board. Our external auditor, our Chief Executive Officer, our Chief Financial Officer and our Corporate Controller may also attend the meetings of the Audit Committee.

The Audit Committee assists the Supervisory Board in:

•	overseeing the integrity of our financial statements and related non-financial disclosure;

•	verifying the qualifications, independence and performance of the external auditor of our financial statements; and

•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls over financial reporting.

During the year 2003, the Audit Committee has met to review our quarterly earnings announcements and our audited annual consolidated financial statements, to discuss the system of internal controls over financial reporting and related audit findings, to approve the external audit plan and related audit fees and to pre-approve any non-audit services to be rendered by our external auditor. The current members of our Audit Committee are Syb Bergsma (chairman), Henk Bodt and Jan Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. The Supervisory Board has determined that Syb Bergsma qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act and the rules promulgated thereunder.

Remuneration Committee

The Remuneration Committee has prepared a remuneration policy for the Board of Management, which will be submitted to the 2004 General Shareholders Meeting for discussion and adoption.

The Remuneration Committee recommends, reviews and authorizes specific compensation and benefits levels for Board of Management members. Furthermore, the Remuneration Committee reviews and authorizes the general compensation and benefits programs for the Board of Management. The current members of our Remuneration Committee are Jos Westerburgen (chairman), Henk Bodt, Syb Bergsma and Michael Attardo.

The Remuneration Committee prepares and the Supervisory Board establishes ASML’s general compensation philosophy for members of the Board of Management, and oversees the development and implementation of compensation programs for members of the Board of Management. The Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of members of the Board of Management, including the Chief Executive Officer. The Committee further evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board on the compensation levels of the members of the Board of Management based on this evaluation.

In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors, the remuneration policy, the desired levels of and emphasis on particular aspects of the ASML’s short and long-term performance and its current compensation and benefits structures and levels benchmarked against the relevant markets. External compensation survey data and, where necessary, external consultants are used to benchmark ASML’s remuneration levels and structures.

Disclosure Committee

ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under United States and Dutch law. The Disclosure Committee reports to and assists our Chief Executive Officer and Chief Financial Officer in the maintenance and evaluation of disclosure controls and procedures. The Audit Committee is kept informed about the outcome of the Disclosure Committee meetings. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The Disclosure Committee comprises various members of senior management. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

During the year 2003, the Disclosure Committee met to review our quarterly earnings announcements, our audited annual consolidated financial statements and other public announcements containing financial information we made. In addition, specific meetings were held to assess disclosure controls and procedures and internal controls over financial reporting. In order to prepare this assessment, an Internal Control Committee was formed, comprising three members of the Disclosure Committee.

Exemptions from Certain Nasdaq Corporate Governance Rules

Nasdaq rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. ASML has received from Nasdaq exemptions from certain Nasdaq corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by ASML are described below:

• ASML is exempt from Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with Netherlands law and Netherlands generally accepted business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.

• ASML is exempt from Nasdaq’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. ASML does not solicit proxies or prepare proxy statements for General Meetings of Shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands.

• ASML is exempt from Nasdaq’s requirements that the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers or employees be approved by shareholders. ASML’s Articles of Association provide that the Company’s Board of Management may issue shares, including share options, only if it has been granted the general authority to do so by the General Meeting of the Shareholders. Once this grant of authority has been obtained, each issuance of shares must then be approved by ASML’s Supervisory Board and by the Meeting of the Priority Shareholders.

D. Employees

As of December 31, 2003, we had 5,059 employees in our continuing operations, including temporary contract employees, employed primarily in product development activities at our headquarters in Veldhoven. As of December 31, 2001, and December 31, 2002, the total number of employees in continued operations was 6,039 and 5,971, respectively. For a more detailed description of employee information, see Notes 13 and 19 to to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products. The average number of temporary employees during 2003 was 203 compared to 263 during 2002.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.

With the decision to discontinue our Track business and to sell our Thermal business, we started reducing our workforce at the end of 2002. Furthermore, to manage the effects of the industry’s continuing downturn during 2002, we reduced our lithography-related workforce by approximately 700 positions worldwide and, in July 2003 announced a further workforce reduction by approximately 550 positions worldwide.

ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as legally required. A Works Council is a representative body of the employees of a Dutch company elected by the employees. The Board of Management of any Dutch company that runs an enterprise with a Works Council must seek the non-binding advice of the Works Council before taking certain decisions with respect to the company, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the Board of Management. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, such as those affecting employee compensation systems, or pension or profit sharing plans, may only be taken with the Works Council’s approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the District Court.

With respect to the announcement in July 2003 of a workforce reduction by approximately 550 positions worldwide, of which the majority is planned in the Netherlands, the Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. Consequently, the Dutch workforce reduction has been delayed.

See Note 19 to our consolidated financial statements for a breakdown of our employees by segment and function.

E. Share Ownership

Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 18 to our consolidated financial statements, which are incorporated herein by reference.

Item 7	A. Major Shareholders
Major
Shareholders and Related Party Transactions	The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding, as well as the ordinary shares owned by the members of the

Supervisory Board and members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2003:

Identity of Person or Group	Amount Owned	Percent of Class

Capital Group International, Inc [1]	28,455,070	5.9%
FMR Corp.[2]	58,304,695	12.1%
Members of ASML’s Supervisory Board and Board of Management, as a group (7 persons)[3]	1,811,662	*

*	Less than 1 percent.

1	Based solely on the Schedule 13-G/A jointly filed by Capital Group International, Inc. with the Commission on November 13, 2003.

2	Based solely on the Schedule 13-G/A filed by FMR Corp. with the Commission on February 13, 2003.

3	Five members of our Board of Management own 1,724,260 options to purchase ASML shares. See Note 18 to our consolidated financial statements for information on options held by members of our Board of Management on an individual basis. Two members of our Board of Management own 49,680 of our outstanding shares. Two members of the Supervisory Board hold 37,722 of our outstanding shares or options on shares. None of the other members of the Supervisory Board hold any of our outstanding shares or options on shares.

Our major shareholders do not have voting rights different from other shareholders.

Until our public offering in 1995, in which Philips’ ownership was reduced to approximately 56.7 percent, we were a wholly-owned subsidiary of Philips. In public offerings in March 1996, February 1997 and June 2000, Philips’ ownership was further reduced to approximately 35.3 percent, 23.9 percent and 7.2 percent, respectively. Philips subsequently lowered its share ownership to below 5 percent as of December 31, 2003.

We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association.”

Obligations of Shareholders to Disclose Holdings under Netherlands Law

Holders of our shares may be subject to reporting obligations under the Netherlands 1996 Act on Disclosure of Holdings in Listed Companies (the “Major Holdings Act”) and the Netherlands 1995 Act on the Supervision of the Securities Trade (the “Securities Trade Act”).

The Major Holdings Act applies to any person or entity that, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands that is officially listed on a stock exchange within the European Union (the “EU”). Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 25, 50 or 66-2/3 percent. With respect to ASML, the Major Holdings Act would require any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify in writing both ASML and the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) immediately after the acquisition or disposal of the triggering interest in ASML’s share capital.

On July 3, 2003, a draft bill to amend the Major Holding Act was submitted to the Second Chamber of the Dutch Parliament. According to the Explanatory Notes to the proposed bill,

it is anticipated that the following percentage ranges, which trigger a notification obligation, will be introduced to replace the existing percentages: 0 percent to less than 5 percent, 5 percent to less than 10 percent, 10 percent to less than 15 percent, 15 percent to less than 20 percent, 20 percent to less than 25 percent, and 25 percent or more. Under the proposed bill, above 25 percent, all direct or indirect transactions in our share capital or voting rights must be reported.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: shares (or depositary receipts for shares) (I) directly held (or acquired or disposed of) by any person, (II) held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement, and (III) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply to the attribution of shares (or depositary receipts for shares) which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares (or depositary receipts for shares) can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructarian acquires such (conditional) voting rights, this may trigger the reporting obligations for the holder of the shares (or depositary receipts for the shares).

In addition, pursuant to the Securities Trade Act and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25 percent in our capital must, by means of a standard form, within ten days after the month in which the transaction occurs, notify the AFM of such transaction in our common shares or securities the value of which is co-dependent on the value of our ordinary shares (including, without limitation, an acquisition or disposal of our shares or depositary receipts issued for our shares or convertible bonds issued by us). If that shareholder is a legal entity and not an individual, the obligations under the Securities Trade Act also apply to members of its management and supervisory boards. In addition, these obligations apply to the following persons related to such 25 percent shareholder (if the 25 percent shareholder is not a legal entity): (I) spouses, (II) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (III) relations by blood or affinity to the first degree who do not share a household with these persons but hold at least 5 percent of our shares (or depositary receipts for our shares) in our capital or will obtain this percentage through the transaction.

The AFM keeps a public registry of and publishes all notifications made pursuant to the Major Holdings Act and the Securities Trade Act.

Non-compliance with the reporting obligations under the Major Holdings Act or the Securities Trade Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Major Holdings Act may lead to civil sanctions, including suspension of the voting rights relating to the shares held by the offender, or the shares underlying any depositary receipts held by the offender, for a period of not more than three years and a prohibition on the acquisition by the offender of our shares (or depositary receipts for shares) or the voting on our ordinary shares for a period of not more than five years.

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

Our Chief Executive Officer, Mr. Dunn, is currently on the Supervisory Board of STMicroelectronics N.V. (“STM”). We have entered into sales transactions, including system shipments and service, with STM conducted at arms’ length. During the years 2003 and 2002, ASML realized net sales on STM of less than 5 percent of our respective net sales.

C. Interests of Experts & Counsel

Not applicable

Item 8	A. Consolidated Statements and Other Financial Information
Financial
Information	Consolidated Statements

See Item 18 “Financial Statements”.

Legal Proceedings

See Item 4.B. “Business Overview” and Note 14 to our consolidated financial statements as incorporated herein by reference.

Dividend Policy

ASML has no current intention to pay dividends on its ordinary shares. For more information see Item 10.B. “Memorandum and Articles of Association” and Item 10.D. “Exchange Controls.”

B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements. See “Item 5.D. “Trend Information.”

Item 9	A. Listing Details
The Offer and
Listing	Our ordinary shares are listed for trading in the form of New York Shares on Nasdaq and in the form of registered shares (“Amsterdam Shares”) on the Official Segment of the stock market of Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam. For more information see Item 10.B “Memorandum and Articles of Association.”

Historical information relating to the ordinary shares has been adjusted to give retroactive effect to the three-for-one stock split in April 2000.

The following table contains high and low sales prices of the ordinary shares on Nasdaq, as well as high and low prices of the ordinary shares on Euronext Amsterdam.

Annual High and Low Prices of Shares on Nasdaq and Euronext Amsterdam

	Nasdaq		Euronext Amsterdam
	USD		EUR

	High	Low	High	Low
1999	38.29	10.42	38.00	8.77
2000	50.25	17.63	52.00	22.20
2001	30.62	9.51	32.32	9.70
2002	25.80	4.95	29.79	5.13
2003	20.39	6.11	17.04	5.39
2004 (through January 29)	22.67	19.09	17.92	15.50
(Source: Bloomberg)

Quarterly High and Low Prices of Shares on Nasdaq and Euronext Amsterdam

	Nasdaq		Euronext Amsterdam
	USD		EUR

	High	Low	High	Low
1st quarter 2002	25.61	17.14	29.18	18.90
2nd quarter 2002	25.80	13.45	29.79	13.21
3rd quarter 2002	16.18	5.35	16.36	5.25
4th quarter 2002	12.15	4.95	12.37	5.13
1st quarter 2003	9.75	6.11	9.38	5.39
2nd quarter 2003	11.06	6.57	9.52	5.98
3rd quarter 2003	16.93	9.55	15.29	8.20
4th quarter 2003	20.39	13.18	17.04	11.09
1st quarter 2004 (through January 29)	22.67	19.09	17.92	15.50
(Source: Bloomberg)

Monthly High and Low Prices of Shares on Nasdaq and Euronext Amsterdam

	Nasdaq		Euronext Amsterdam
	USD		EUR

	High	Low	High	Low
July 2003	13.31	9.55	11.67	8.20
August 2003	16.11	11.78	14.90	10.35
September 2003	16.93	12.99	15.29	11.18
October 2003	17.70	13.18	15.12	11.09
November 2003	19.19	17.09	16.69	14.27
December 2003	20.39	17.72	17.04	14.53
January 2004 (through January 29, 2004)	22.67	19.09	17.92	15.50

(Source: Bloomberg)

B. Plan of Distribution

Not applicable

C. Markets

See Item 9.A. “Listing Details.”

D. Selling Shareholder

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 10	A. Share Capital
Additional
Information	Not applicable

B. Memorandum and Articles of Association

The information required by Item 10.B. is incorporated by reference to ASML’s Current Report on Form 6-K, filed with the Commission on March 14, 2003.

ASML is subject to the relevant provisions of Dutch law applicable to large corporations (‘Structuurregime’). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. The Supervisory Board is self-electing; however, the General Meeting of Shareholders and the Works Council each have a right of recommendation and a right to object to a proposed appointment of a new member of the Supervisory Board.

Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management. General Meetings of Shareholders are held at least once a year. ASML does not solicit from or nominate proxies for its shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies with written authority.

Extraordinary General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if the Meeting of Priority Shareholders or one or more Ordinary or Cumulative Preference Shareholders jointly representing at least 10 percent of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with.

Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. Each Ordinary, Cumulative Preference and Priority Share confers the right to one vote.

Current Authorizations to Issue and Repurchase Ordinary Shares

Our Board of Management has the power to issue ordinary shares and Preference Shares if and insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to our Articles of Association). The Board of Management requires the approval, however, of the Supervisory Board and the Meeting of Priority Shareholders for such an issue. The Board of Management, subject to these approvals, is currently authorized to issue ordinary shares and/or rights thereto through September 25, 2004, up to a maximum of 10 percent of our issued share capital as of March 25, 2003 plus an additional 10 percent of our issued share capital as of March 25, 2003 in connection with or in the occasion of mergers and acquisitions. At our annual General Meeting of Shareholders to be held on March 18, 2004, our shareholders will be asked to extend this authority through September 18, 2005.

Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. These shareholders have no pro rata preemptive subscription right with respect to any ordinary shares issued for consideration other than cash or in the case of ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to our Articles of Association), the Board of Management has the power, on approval by the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate the preemptive rights of holders of ordinary shares. The Board of Management is currently authorized, subject to these approvals, to limit or eliminate preemptive rights of holders of ordinary shares through September 25, 2004. A further designation may be effective for up to five years and may be renewed. At our annual General Meeting of Shareholders to be held on March 18, 2004, our shareholders will be asked to extend this authority through September 18, 2005.

We may repurchase ordinary shares at any time, subject to compliance with the requirements of Netherlands law (and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any one time amounts to no more than one-tenth of our issued share capital). Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of an authorizing resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase up to 10 percent of our issued share capital through September 25, 2004 at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 18, 2004, our shareholders will be asked to extend this authority through September 18, 2005.

Shareholder Approval for Share and Share Option Arrangements for Board of Management

As of January 2004, ASML shall submit to the shareholders meeting for approval a proposal regarding the arrangements in the form of shares or rights to acquire shares available to the Board of Management, in accordance with the Dutch Corporate Governance Code effective as of January 2004. This proposal includes how many shares or rights to acquire shares may be awarded to the Board of Management and which criteria apply to an award or a modification. We have not in the past and do not intend to establish stock option or purchase plans or other equity compensation arrangements for members of our Supervisory Board.

Nasdaq rules require shareholder approval of stock option plans available to employees, in general. However, Nasdaq has granted ASML an exemption from this requirement.

C. Material Contracts

Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and The Bank of New York relating to EUR 380,000,000 5.50 percent Convertible Subordinated Notes due 2010

In May 2003, we issued EUR 380,000,000 of 5.50 percent Convertible Subordinated Notes due 2010 in an offering that included an offering outside the United States pursuant to Regulation S under the Securities Act of 1933 (the “Securities Act”). The Bank of New York is acting as pricing agent for the 5.5 percent Notes. The notes pay interest at an annual rate of 5.5 percent with interest payable annually on May 15 of each year, commencing on May 15, 2004, and are convertible into an aggregate of 26,573,426 of our ordinary shares at a conversion price of EUR 14.30 per share, subject to adjustment, at any time prior to maturity. At any time on or after May 22, 2006 the 5.5 percent Notes are redeemable at our option, provided that the closing price of our shares on Euronext Amsterdam is above 150 percent of the conversion price for twenty trading days out of a thirty-trading day period.

Agreement between Zeiss and ASML Holding N.V

On October 24, 2003, ASML Holding N.V. entered into an agreement with Carl Zeiss SMT AG. The agreement builds upon the existing strategic alliance between the parties and modifies the pricing and margin determinations detailed in their 1997 agreement. Furthermore, the agreement alters the existing contractual framework between the parties by providing new warranty terms, intellectual property rights, and exclusivity rights to current optical system products. The agreement also includes pricing terms for future optical systems.

D. Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euro on Veldhoven registered shares and on ASML’s registered shares listed on Euronext Amsterdam may be officially transferred from the Netherlands and converted into any other currency without being subject to any Netherlands legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Netherlands Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be paid in U.S. dollars, converted at the rate of exchange on Euronext Amsterdam at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association. ASML has no current intention to pay dividends on its ordinary shares. For more information see Item 10.B. “Memorandum and Articles of Association.”

E. Taxation

Netherlands Taxation

The statements below represent a summary of current Netherlands tax laws. The description is limited to the material tax implications for a holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Netherlands tax purposes (a “Non-resident Holder”). This description does not address special rules that may apply to special classes of holders of ordinary shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in ordinary shares should consult his or her tax counsel.

General

The acquisition of ordinary shares by a non-resident of the Netherlands should not be treated as a taxable event for Netherlands tax purposes. The income consequences in connection with owning and disposing of our ordinary shares are discussed below.

Substantial Interest

A person that, directly or indirectly, owns 5% or more of our share capital, or holds options to purchase 5% or more of our share capital, is considered to have a substantial interest in our shares or our options, as applicable. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no tax is recognized. Special attribution rules exist in determining the presence of a substantial interest.

Income Tax Consequences for Non-Resident Holders on Owning and Disposing of the Ordinary Shares

An individual who is a Non-resident Holder will not be subject to Netherlands income tax on received income in respect of our ordinary shares or capital gains derived from the sale, exchange or other disposition of our ordinary shares, provided that such holder:

•	does not carry on and has not carried on a business in the Netherlands through a permanent establishment or a permanent representative to which the ordinary shares are attributable;

•	does not hold and has not held a substantial interest in our share capital or, in the event the Non-resident Holder holds or has held a substantial interest in our share capital, such interest is or was a business asset in the hands of the holder;

•	does not share and has not shared directly (not through the beneficial ownership of ordinary shares or similar securities) in the profits of an enterprise managed and controlled in the Netherlands which owned or was deemed to have owned ASML’s ordinary shares;

•	does not carry out and has not carried out any activities which generate taxable profit or taxable wages to which the holding of ASML’s ordinary shares was connected;

•	does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or board member of any entity resident in the Netherlands, and does not serve and has not served as a civil servant of a Netherlands public entity with which the holding of ASML’s ordinary shares is or was connected; and

•	is not an individual that has opted to be taxed as a resident of the Netherlands.

Corporate income tax for corporate Non-resident Holders

Income derived from ordinary shares or capital gains derived from the sale, exchange or disposition of ordinary shares by a corporate Non-resident Holder is taxable if:

•	the holder carries on a business in the Netherlands through a permanent establishment or a permanent agent in the Netherlands (Netherlands enterprise) and the ordinary shares are attributable to this permanent establishment or permanent agent, unless the participation exemption (discussed below) applies; or

•	the holder has a substantial interest in ASML, which is not allocable to his enterprise; or

•	certain assets of the holder are deemed to be treated as a Netherlands enterprise under Netherlands tax law and the ordinary shares are attributable to this Netherlands enterprise.

To qualify for the Netherlands participation exemption, the Holder must generally hold at least 5% of the nominal paid-in capital of ASML and meet other requirements.

Under most Netherlands tax treaties the right to tax capital gains realized by a Non-resident Holder from the sale, exchange or other disposition of ordinary shares is allocated to the holder’s country of residence and not the Netherlands.

Dividend Withholding Tax

In general, a dividend distributed by us in respect of our ordinary shares will be subject to a withholding tax imposed by the Netherlands at a statutory rate of 25%.

Dividends include:

•	dividends in cash or in kind;

•	deemed and constructive dividends;

•	consideration for the repurchase of ordinary shares (including a repurchase by a direct or indirect subsidiary) in excess of the recognized average paid-in capital unless such repurchase is for temporary investment or exempt;

•	proceeds from the redemption of ordinary shares in excess of recognized paid-in capital;

•	stock dividends equal to their nominal value (unless distributed out of recognized paid-in share premium);

•	repayment of paid-in capital not recognized as capital for Netherlands dividend withholding tax purposes; and

•	liquidation proceeds in excess of average paid-in capital recognized as capital for Netherlands dividend withholding tax purposes.

A reduction of Netherlands dividend withholding tax can be obtained if:

•	the participation exemption applies and the ordinary shares are attributable to a business carried out in the Netherlands;

•	the dividends are distributed to a qualifying EU corporate holder satisfying the conditions of the EU Parent-Subsidiary Directive; or

•	the rate is reduced by treaty; or

•	surtax was due on the dividend distribution and the recipient is a resident of the Netherlands Antilles or Aruba, a Member State of the EU or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation.

A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, all European Union member states, and other countries.

Under the Treaty between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of our voting power, to 5%, provided that the shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pensions trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment.

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

Surtax

As a result of Netherlands tax reform effective from January 1, 2001, ASML will be subject to a 20% corporate income tax, or Surtax, on ‘excessive’ (evaluated based on certain criteria, including previous dividend distributions) dividends ASML distributes during the period from January 1, 2001 to, and including, December 31, 2005.

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

Value Added Tax

No Netherlands value added tax is imposed on dividends in respect of ASML’s shares or on the transfer of ASML’s ordinary shares.

Residence

A Non-resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding ASML’s ordinary shares or of the execution, performance, delivery and/or enforcement of rights in respect of ASML’s ordinary shares.

United States Taxation

The following is a discussion of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a U.S. Holder (as defined below). This discussion deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, passive foreign investment companies, banks, broker-dealers, investors owning directly, indirectly or constructively 10% or more of our outstanding voting shares, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local or non-United States tax consequences. The following discussion is based on U.S. tax laws, and judicial and administrative interpretations thereof as in effect on the date hereof, all of which are subject to change, potentially retroactively.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding shares. Prospective purchasers of ordinary shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local or non-U.S. tax laws to which they may be subject.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that for U.S. federal income tax purposes is:

(1)	an individual citizen or resident of the United States,

(2)	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof,

(3)	an estate of which the income is subject to U.S. federal income taxation regardless of its source,

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

Taxation of Dividends

U.S. Holders will include in gross income as foreign-source dividend income the gross amount of any distribution (before reduction for Netherlands withholding taxes) ASML makes out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to

United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder should be the U.S. dollar value of the foreign currency (e.g. euro) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for U.S. foreign tax credit purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as taxable capital gain. ASML does not maintain calculations of its earnings and profits under United States federal income tax principles.

Subject to limitations provided in the U.S. Internal Revenue Code, a U.S. Holder may generally deduct from its United States federal taxable income, or credit against its United States federal income tax liability, the amount of any Netherlands withholding taxes. However, Netherlands withholding tax may be deducted only if the U.S. Holder does not claim a credit for any Netherlands or other non-U.S. taxes paid or accrued in that year. In addition, Netherlands dividend withholding taxes will likely not be creditable against the U.S. Holder’s United States tax liability to the extent ASML is not required to pay over the amount withheld to the Netherlands Tax Administration. Currently, a Netherlands corporation that receives dividends from qualifying non-Netherlands subsidiaries may credit source country tax withheld from those dividends against Netherlands withholding tax imposed on a dividend paid by a Netherlands corporation, up to a maximum of 3% of the dividend paid by the Netherlands corporation. The credit reduces the amount of dividend withholding that ASML is required to pay to the Netherlands Tax Administration but does not reduce the amount of tax ASML is required to withhold from dividends.

Recently enacted U.S. tax legislation (the “2003 Tax Act”) reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (I) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (II) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The Tax Treaty has been identified as a qualifying treaty. Individual U.S. Holders should consult their tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.

Taxation on Sale or Other Disposition of Ordinary Shares

Upon a sale or other disposition of ordinary shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized, if paid in U.S. dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the U.S. Holder’s tax basis (determined in U.S. dollars) in such ordinary shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the U.S. Holder in the ordinary shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes. Gain or loss from the sale or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the ordinary shares and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States. Each U.S. Holder should consult its tax advisor with regard to the translation rules of its adjusted basis and the amount realized upon a sale or other disposition of its ordinary shares if purchased in, or sold or disposed of for, a currency other than U.S. dollar.

Information Reporting and Backup Withholding

Information returns may be filed with the Internal Revenue Service (“IRS”) in connection with payments on the ordinary shares or proceeds from a sale, redemption or other disposition of the ordinary shares. A “backup withholding” tax may apply to these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be refunded (or credited against the beneficial owner’s U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

The discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the Commission, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

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

I. Subsidiary Information

See Item 4.C. Organizational Structure”

Item 11 Quantitative and Qualitative Disclosures About Market Risk	Market risk represents the risk of a change in the value of a financial instrument, derivative or non derivative, caused by fluctuations in currency exchange rates and interest rates. Our treasury department addresses market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.

Our primary market risk exposures are related to currency exchange rates and interest rate fluctuations. We actively review and monitor our exposure and risks related to changes in exchange rates and interest rates, and we utilize derivative financial instruments to manage these exposures. These instruments are not considered specialized or high risk and are generally available from numerous sources. We do not enter into contracts or utilize derivatives for speculative purposes. The terms of the financial instruments utilized are consistent with the related underlying hedged exposure. Established controls are in place covering all financial instruments, including policies, guidelines and a system of authorization and reporting. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparts. We do not have significant concentration of risk with any single party in any of our financial instruments. We regularly evaluate our use of financial instruments, including swaps, options and forward contracts, and believe that the risk of incurring losses as a result of default is remote.

Foreign exchange risk

We operate globally and are thus exposed to foreign exchange risk arising from volatility in various currency combinations. Foreign currency-denominated assets and liabilities, together with expected cash flows from highly probable purchases and sales, give rise to this foreign exchange risk exposure.

We price most of our product sales in euro, however we anticipate that a portion of our revenues from net sales, cost of sales and expenses will remain denominated in U.S. dollars for the foreseeable future. According to our foreign exchange policy guidelines, we hedge material foreign exchange transaction risk exposure, such as sales transactions, forecasted purchase cash flows and accounts receivable and payable. This exposure is mainly hedged with derivative financial instruments such as foreign exchange forward contracts and foreign exchange options. The effectiveness of all outstanding hedge contracts is closely monitored throughout the life of the hedges. The majority of financial instruments that we use to hedge foreign exchange risk have duration of less than a year. As of December 31, 2003, we anticipate EUR 0.7 million of other comprehensive income to represent the total anticipated loss to be charged to cost of sales and EUR 3 million to represent the total anticipated gain to be released to cost of sales over the next 12 months as the forecasted sale and purchase transactions occur.

Since we have subsidiaries outside the Eurozone, the euro – denominated value of our shareholder’s equity is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidated financial statements included in Item 18. We use, from time to time, foreign currency-denominated loans to hedge material translation exposure arising from foreign net investments.

Interest rate risk

Our exposure to the market risk of changes in interest rates relates primarily to our debt obligations. Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges, with changes in fair value recorded under interest income and expense in our statement of operations. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying assets. Accordingly, all changes in fair value of these derivative instruments are recorded as other comprehensive income. The accumulated changes in fair value of the derivatives are intended to offset changes in future interest cash flows on the assets. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective. See Item 5.A. “Operating Results, Foreign Exchange Management” and Notes 1, 4 and 11 to our consolidated financial statements, which are incorporated herein by reference.

Credit risk

Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting our counterparties to a sufficient number of major financial institutions. We do not expect the counterparties to default given their high credit quality.

Furthermore, we are exposed to credit risk on our customers. We monitor our customer base and use protective measures, such as letters of credit. Where deemed necessary, we establish provisions for potential losses.

Sensitivity analysis derivative financial instruments

The following table summarizes the Company’s derivative financial instruments, their market values and their sensitivity to changes in foreign exchange rate or interest rates as of December 31, 2002 and 2003:

					Fair value		Fair value change
					change resulting		resulting from a
					from a 1% non-		10% weakening of
					favorable increase		EUR against other
Derivative	Notional Amount		Fair Value		in interest rate		currency
December 31	2002	2003	2002	2003	2002	2003	2002	2003

Forward contracts[1]	223,000	(54,173)[2]	845	444	N/A	N/A	5,246	(4,398)
Currency options	41,000	8,314	782	(217)	N/A	N/A	(12)	(173)
Interest rate swaps	982,000	981,285	5,684	6,102	(18,659)	21,801	N/A	N/A

(Source: Bloomberg)

[1] Includes forward contracts on U.S. Dollars, Swedish Krona, British Pounds, Israeli Shekel, Japanese Yen and Singapore dollars.

[2] Net amount of forward contracts assigned as a hedge to sales and purchase transactions, and to monetary assets and liabilities.

The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates, current exchange rates and the current creditworthiness of the counterparties.

The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account current interest rates, current exchange rates, volatility and the current creditworthiness of the counterparties.

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties.

Item 12	Not applicable
Description of
Securities Other
Than Equity
Securities

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies	None

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15	Evaluation of Disclosure controls and Procedures

Controls and Procedures	Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2003 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to ASML (including its consolidated subsidiaries) required to be included in our periodic filings under the Exchange Act.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2003 there have not been any significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16	A. Audit Committee Financial Expert

The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. The Supervisory Board has determined that Mr. Syb Bergsma qualifies as the Audit Committee Financial Expert.

B. Code of Ethics

ASML’s Code on Ethical Business Conduct

In 2001, ASML adopted its Principles of Ethical Business Conduct, which contain ASML’s ethical principles in relation to various subjects. These Principles have been worked out into day-to-day guidelines (called “Internal Guidelines on Ethical Business Conduct”) and were introduced in March 2003. The Internal Guidelines apply to ASML employees worldwide, including ASML’s Chief Executive Officer and Chief Financial Officer. In 2003, no amendments have been made to, and no waivers were granted in respect of, ASML’s Principles of Ethical Business Conduct, nor to ASML’s Internal Guidelines on Ethical Business Conduct. Our Principles on Ethical Business Conduct are posted on our website.

The Internal Guidelines on Ethical Business Conduct contain, among others, written standards that are reasonably designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that ASML files with, or submits to, the SEC and in other public communications made by ASML;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations on the Internal Guidelines on Ethical Business Conduct to an appropriate person or persons identified in these guidelines; and

•	accountability for adherence to the guidelines.

C. Principal Accountant Fees and Services

Deloitte & Touche has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional audit services and other services rendered by Deloitte & Touche in 2003 and 2002.

Year ended December 31
(Amounts in thousands)	2002[1]	2003[1]

Audit Fees	1,134	1,041
Audit-related Fees	24	104
Tax Fees	2,443	1,472
All Other Fees	0	89

Total	3,601	2,706

[1] All fee amounts are excluding VAT.

Audit fees

Audit fees primarily relate to the audit of the ASML’s annual financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of our subsidiaries, services in connection with accounting consultations and the offering of our EUR 380 million 5.50 percent Convertible Subordinated Notes due 2010.

Audit-related fees

Audit related fees mainly comprise services in connection with consultations on implementing the requirements under Sarbanes-Oxley Section 404.

Tax fees

Tax Fees can be detailed as follows:

Year ended December 31	2002[1]	2003[1]

Corporate Income Tax compliance services	919	576
Tax assistance for expatriate employees	476	476
Other tax advisory and compliance	1,048	420

Total[2]	2,443	1,472

[1] All fee amounts are excluding VAT.

[2] As from January 1, 2004 onwards, Deloitte & Touche will reduce its services in providing tax assistance for expatriate employees. Accordingly, we expect to incur lower fees from Deloitte & Touche relating to these services in 2004 and beyond.

Other fees

Other fees reflect expenditures for training and local compliance services (non-tax-related).

The Audit Committee has approved the external audit plan and related audit fees for the year 2003. The Audit Committee has adopted a policy regarding audit and non-audit services, provided by Deloitte & Touche. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services such as tax-related services and acquisition advisory are permitted. ASML has chosen to use alternative suppliers for tax services that would ultimately involve the audit firm in rendering an audit opinion on tax services performed by the same firm or services that are of strategic nature. The Audit Committee pre-approves non-audit services not specifically permitted under this policy and reviews the annual external audit plan and any subsequent engagements.

Part III

Item 17. Financial Statements	Not applicable

Item 18. Financial Statements	In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set forth on pages F-2 through F-44 hereto.

Item 19.	Exhibit No.	Description
Exhibits
	1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 6 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on June 18, 2002 (File No. 0-25566))

	2.1	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.75% Convertible Subordinated Notes due 2006 (Incorporated by reference to Exhibit 2.3. of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001

	2.2	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding NV and the Bank of New York relating to the Registrant’s 5.50 percent Convertible Subordinated Notes due 2010*

	4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000)#

	4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003*#

	4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management*

	4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board*

	4.5	Employee Agreement between ASML Holding N.V. and Doug J. Dunn*

	4.6	Employee Agreement between ASML Holding N.V. and Stuart K. McIntosh*

	4.7	Employee Agreement between ASML Holding N.V. and David P. Chavoustie*

	4.8	Form of Employee Agreement for members of the Board of Management*

	4.9	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to exhibit 4.4 to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))

	8.1	List of Subsidiaries*

	12.1	Certification of CEO and CFO Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934*

	13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

	14.1	Consent of Deloitte & Touche*

* Filed herewith

# Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

Signatures

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASML Holding N.V. (Registrant)

/s/ Peter T.F.M. Wennink

By: Peter T.F.M. Wennink Principal Accounting and Chief Financial Officer

Dated: January 30, 2004

Index to Financial Statements

Financial Statements

F-2	Consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003
F-3	Consolidated statements of comprehensive income (loss) for the years ended December 31, 2001, 2002 and 2003
F-3	Consolidated balance sheets as of December 31, 2002 and 2003
F-4	Consolidated Statements of shareholders’ equity for the years ended December 31, 2001, 2002 and 2003
F-5	Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003
F-6	Notes to the consolidated financial statements
F-44	Independent Auditors’ Report

Consolidated Statements of Operations1

	For the years ended December 31	2001	2002	2003	2003[2]
	(Amounts in thousands, except per share data)	EUR	EUR	EUR	USD

	Net product sales	1,335,608	1,740,633	1,356,905	1,713,697
	Net service sales	253,639	218,039	185,832	234,695

	Total net sales	1,589,247	1,958,672	1,542,737	1,948,392
	Cost of product sales	1,348,837	1,289,030	1,028,362	1,298,765
	Cost of service sales	209,397	202,038	145,593	183,876

3	Total cost of sales	1,558,234	1,491,068	1,173,955	1,482,641

	Gross profit on sales	31,013	467,604	368,782	465,751
	Research and development costs	347,333	324,419	305,839	386,258
15	Research and development credits	(16,223)	(26,015)	(19,119)	(24,146)
	Selling, general and administrative costs	245,962	263,243	212,609	268,513
	Merger and acquisition costs	41,477	0	0	0
3	Restructuring charges	3,082	0	24,485	30,923

	Operating loss	(590,618)	(94,043)	(155,032)	(195,797)
	Interest income	41,786	31,177	40,481	51,126
	Interest expense	(48,993)	(67,958)	(69,630)	(87,939)
	Minority interest in net results from subsidiaries	3,606	0	0	0

	Loss from continuing operations before income taxes	(594,219)	(130,824)	(184,181)	(232,610)
16	Benefits from income taxes	179,017	42,779	59,675	75,366

	Net loss from continuing operations	(415,202)	(88,045)	(124,506)	(157,244)
2	Loss from discontinued operations before income taxes	(103,001)	(183,624)	(59,026)	(74,547)
16	Benefits from income taxes	39,211	63,846	23,316	29,447

	Net loss from discontinued operations	(63,790)	(119,778)	(35,710)	(45,100)
	Net loss	(478,992)	(207,823)	(160,216)	(202,344)
	Basic net loss from continuing operations per ordinary share	(0.89)	(0.18)	(0.26)	(0.33)
	Basic net loss from discontinued operations per ordinary share	(0.14)	(0.26)	(0.07)	(0.09)
	Basic net loss per ordinary share	(1.03)	(0.44)	(0.33)	(0.42)
	Diluted net loss from continuing operations per ordinary share	(0.89)	(0.18)	(0.26)	(0.33)
	Diluted net loss from discontinued operations per ordinary share	(0.14)	(0.26)	(0.07)	(0.09)
	Diluted net loss per ordinary share	(1.03)	(0.44)	(0.33)	(0.42)
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic[3]	465,866	476,866	482,240	482,240
	Diluted[3]	465,866	476,866	482,240	482,240

[1]	See Note 2 “Discontinued operations” and Note 3 “Restructuring” to the consolidated financial statements.

[2]	Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2003, have been translated into U.S. dollars using the exchange rate on December 31, 2003, of USD 1.00 = EUR 0.7918.

[3]	All net income per ordinary share amounts have been retroactively adjusted to reflect the issuance of shares in connection with ASML’s merger with SVG in May 2001.

Consolidated Statements of Comprehensive Income

For the years ended December 31	2001	2002	2003	2003
(Amounts in thousands)	EUR	EUR	EUR	USD

Net loss	(478,992)	(207,823)	(160,216)	(202,344)
Foreign currency translation	26,855	(9,269)	(12,318)	(15,557)
Gain (loss) on derivative instruments	(111)	15,128	(7,158)	(9,040)

Comprehensive income (loss)	(452,248)	(201,964)	(179,692)	(226,941)

Consolidated Balance Sheets

	As of December 31	2002	2003	2003
	(Amounts in thousands, except share and per share data)	EUR	EUR	USD

	Assets
	Cash and cash equivalents	668,760	1,027,806	1,298,063
5	Accounts receivable, net	556,664	314,495	397,190
6	Inventories, net	730,025	595,017	751,474
16	Current tax assets	178,706	0	0
16	Deferred tax assets short term	0	49,590	62,629
7	Other current assets	175,095	157,912	199,434
2	Assets from discontinued operations	106,094	5,007	6,324

	Total current assets	2,415,344	2,149,827	2,715,114
16	Deferred tax assets	314,795	325,271	410,799
7	Other assets	61,757	30,711	38,786
8	Intangible assets, net	14,069	14,590	18,426
9	Property, plant and equipment, net	495,723	347,883	439,357

	Total assets	3,301,688	2,868,282	3,622,482
	Liabilities and Shareholders’ Equity
	Accounts payable	213,423	220,153	278,041
3,10	Accrued liabilities and other	448,848	442,383	558,705
16	Deferred tax liabilities short term	4,465	2,285	2,886
16	Current tax liabilities	19,947	8,247	10,416
2	Liabilities from discontinued operations	66,091	13,451	16,988

	Total current liabilities	752,774	686,519	867,036
16	Deferred tax liabilities	133,516	169,641	214,247
13	Other deferred liabilities	15,391	10,850	13,703
11	Convertible subordinated debt	1,064,040	842,543	1,064,086
11	Other long term debt	20,451	17,522	22,129

	Total liabilities	1,986,172	1,727,075	2,181,201
12,14	Commitments and contingencies
	Cumulative Preference Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; none outstanding as of December 31, 2002 and 2003	0	0	0
	Priority Shares, EUR 0.02 nominal value; 23,100 shares authorized, issued and outstanding as of December 31, 2002 and 2003	1	1	1
	Ordinary Shares, EUR 0.02 nominal value; 900,000,000 shares authorized 482,182,485 shares issued and outstanding as of December 31, 2002 and 482,513,502 as of December 31, 2003	9,643	9,650	12,187
	Share premium	870,453	875,829	1,106,124
	Retained earnings	276,326	116,110	146,641
	Accumulated other comprehensive income	159,093	139,617	176,328

21	Total shareholders’ equity	1,315,516	1,141,207	1,441,281
	Total liabilities and shareholders’ equity	3,301,688	2,868,282	3,622,482

Consolidated Statements of Shareholders’ Equity

					Accumulated
					Other
		Shares	Share	Retained	Comprehensive
	Shares	Amount	Premium	Earnings	Income	Total
(Amounts in thousands)	Number	EUR	EUR	EUR	EUR	EUR

Balance at December 31, 2000	463,395	9,269	551,343	944,609	160,991	1,666,212
Components of comprehensive income:
Net loss				(478,992)		(478,992)
Foreign Currency Translation					26,855	26,855
Gain (loss) on derivative instruments					(111)	(111)
Issuance of ordinary shares	3,218	64	21,585			21,649
Adjustment for pooling of interests fourth quarter 2000 SVG	365	7	6,636	18,532	(34,501)	(9,326)

Balance at December 31, 2001	466,978	9,340	579,564	484,149	153,234	1,226,287
Components of comprehensive income:
Net loss				(207,823)		(207,823)
Foreign Currency Translation					(9,269)	(9,269)
Gain (loss) on derivative instruments					15,128	15,128
Issuance of Ordinary Shares	15,204	304	290,889			291,193

Balance at December 31, 2002	482,182	9,644	870,453	276,326	159,093	1,315,516
Components of comprehensive income:
Net loss				(160,216)		(160,216)
Foreign Currency Translation					(12,318)	(12,318)
Gain (loss) on derivative instruments					(7,158)	(7,158)
Issuance of Ordinary Shares	332	7	5,376			5,383

Balance at December 31, 2003	482,514	9,651	875,829	116,110	139,617	1,141,207

Consolidated Statements of Cash Flows

Year ended December 31	2001	2002	2003	2003
(Amounts in thousands)	EUR	EUR	EUR	USD

Cash Flows from Operating Activities
Net income (loss) from continued operations	(415,202)	(88,045)	(124,506)	(157,244)
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	126,759	166,035	144,800	182,874
Impairment charges	12,200	20,651	12,100	15,282
Allowance for doubtful debts	3,310	0	9,113	11,509
Allowance for obsolete inventory	367,140	112,164	32,431	40,959
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	308,978	(57,183)	211,627	267,273
Deferred income taxes	(156,676)	(22,361)	(79,577)	(100,501)
Inventories	(380,006)	(77,408)	95,291	120,347
Other assets	(111,673)	31,365	44,945	56,763
Accrued liabilities	89,494	(41,683)	(8,948)	(11,301)
Accounts payable	48,301	(71,927)	7,231	9,132
Income taxes payable	(92,240)	(25,759)	164,826	208,166

Net cash provided by (used in) operating activities from continuing operations	(199,615)	(54,151)	509,333	643,259
Cash Flows from Investing Activities
Purchases of property, plant and equipment	(312,857)	(138,587)	(71,440)	(90,225)
Proceeds from sale of property, plant and equipment	21,672	58,735	48,837	61,678
Investments in financial fixed assets	(34,404)	0	0	0
Purchase of intangible assets	(506)	0	(3,099)	(3,914)

Net cash used in investing activities from continuing operations	(326,095)	(79,852)	(25,702)	(32,461)
Cash Flows from Financing Activities
Proceeds from issuance of convertible subordinated notes	652,176	0	380,000	479,919
Payment of underwriting commission	(14,237)	0	(8,550)	(10,798)
Net proceeds from issuance of shares and stock options	26,351	26,630	6,360	8,032
Redemption and/or repayment of debt	0	(5,203)	(445,966)	563,230

Net cash provided by financing activities from continuing operations	664,290	21,427	(68,156)	(86,077)
Net cash flows	138,580	(112,576)	415,475	524,721
Minority interest	(121,119)	0	0	0
Effect of changes in exchange rates on cash	17,604	(1,869)	(69,165)	(87,351)
Net cash used by SVG for the quarter ended December 31, 2000[1]	(38,772)	0	0	0
Net cash flow (used) provided by discontinued operations	(69,815)	(127,473)	12,736	16,086

Net increase (decrease) in cash and cash equivalents	(73,522)	(241,918)	359,046	453,456
Cash and cash equivalents at beginning of the year	984,200	910,678	668,760	844,607

Cash and cash equivalents at end of the year	910,678	668,760	1,027,806	1,298,063
Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	33,444	66,614	48,980	61,859
Taxes	73,922	3,642	11,974	15,123
Supplemental non-cash investing and financing activities:
Conversion of Bonds into 13,634,782 and 536 ordinary shares respectively in 2002 and 2003	0	265,411	16	20

[1] The decrease in net cash used by SVG for the quarter ended December 31, 2000 consists of EUR 31,659 provided by operating activities, EUR (16,336) used for investing activities, EUR (58,430) used for discontinued activities and EUR 4,335 provided by financing activities.

Notes to the Consolidated
Financial Statements

1. Summary of significant accounting policies

The accompanying consolidated financial statements include the Financial Statements of ASML Holding N.V. Veldhoven, the Netherlands, and its consolidated subsidiaries (together referred to as “ASML” or the “Company”). ASML is a worldwide business engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems, mainly consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States and Asia.

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). ASML’s reporting currency is the euro. The accompanying consolidated financial statements are stated in thousands of euro (“EUR”) unless indicated otherwise except that, solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2003 have been translated into United States dollars (“USD”) using the exchange rate in effect on December 31, 2003 of USD 1.00 = EUR 0.7918. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

On May 21, 2001, ASML merged with SVG, a company active in the Lithography, Track and Thermal business. The merger with SVG is accounted for under the “pooling of interests” method. For accounting and financial reporting purposes, the companies are presented as if they were merged for all periods presented.

On December 18, 2002 ASML announced the proposed divestiture of its Thermal business, including related customer support activities, and the termination of its activities in the Track business. As a result of this decision, the presentation of the Company’s financial statements and the notes thereto have been retroactively adjusted to reflect the effects of the decision to discontinue these operations. In October 2003, ASML substantially completed the divestiture of its Thermal business. See Note 2.

Principles of	The consolidated financial statements include the accounts of ASML Holding N.V. and all of its
consolidation	majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Use of estimates	The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Foreign currency	The financial information for subsidiaries outside the euro-zone is generally measured
translation	using local currencies as the functional currency. The financial statements of those foreign subsidiaries are translated into euro in the preparation of ASML’s consolidated financial statements. Assets and liabilities are translated into euro at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euro based on the average rate of exchange for the corresponding period. The resulting translation adjustments are recorded directly in shareholders’ equity. Currency differences on inter-company loans that have the nature of a long-term investment are also accounted for directly in shareholders’ equity.

Derivative	The Company principally uses derivative foreign currency hedging instruments for the
financial	management of foreign currency risks. Applying Statement of Financial Accounting Standards
instruments	(“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of SFAS No. 133” the Company measures all derivative foreign currency hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for all hedges that are highly effective in offsetting the identified hedged risks as required by the SFAS No. 133 effectiveness criteria.

Cash Flow Hedges

Forwards and options used to hedge the impact of the fluctuations in exchange rates on cash flows from purchase activities and sales transactions in non-functional currencies are treated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying transactions, and thus these hedging relationships are perfectly effective. The changes in fair value of the derivatives are intended to offset changes in the expected cash flows from the underlying transactions. The change in the fair value of cash flow hedges are deferred in other comprehensive income until the underlying exposure is recognized in the statement of operations.

When the underlying hedged transaction is recognized, the related gain or loss on the cash flow hedge accumulated in other comprehensive income is released to the statement of operations. Gains and losses on hedges on sales transactions are recognized in revenue, while gains and losses on hedges on forecasted purchase transactions are recognized in cost of sales. In the event that the underlying hedged transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the statement of operations.

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

Fair Value Hedges

Forwards used to hedge accounts receivable, accounts payable and other monetary assets and liabilities denominated in non-functional currencies are designated as fair value hedges. Both the changes in the fair value of these hedges and their underlying exposure are recognized in the statement of operations.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges, with changes in fair value recorded under interest income and expense in the statement of operations. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly.

The Company records any ineffective portion of foreign currency hedging instruments in cost of sales in the statement of operations. Ineffectiveness of hedging instruments had a positive impact of EUR 0 million, EUR 0.8 million and EUR 3 million on cost of sales in 2003, 2002 and 2001, respectively. The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not have benefits or costs due to ineffectiveness of interest rate swaps in 2003 and 2002.

Cash and cash	Cash and cash equivalents consist primarily of highly liquid investments, such as bank
equivalents	deposits and commercial paper, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Inventories	Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable inventory.

Intangible assets	Intangible assets include acquired intellectual property rights that are valued at cost and are amortized on a straight-line basis over the term of the rights ranging from 3 to 10 years.

Property, plant	Property, plant and equipment are stated at cost, less accumulated depreciation and
and equipment	amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML’s property, plant and equipment:

Category	Assigned economic life

Buildings and constructions	5 – 40 years
Machinery and equipment	2 – 5 years
Office furniture/fixtures	3 – 5 years
Leasehold improvements	5 – 10 years

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

Evaluation of long-lived assets for impairment	The Company evaluates its long-lived assets, which include property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less the cost to sell.

Recognition of revenues, income and expenses	ASML distinguishes between revenues from “new” and “proven” technology systems. Revenue for “proven technology” systems is recognized upon shipment, since title passes to the customer at that moment, and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues on “new technology” systems are deferred until installation and acceptance at the customer’s premises are completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as “new technology,” ASML considers the equipment to be “proven technology”. At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for “proven technology” and recognizes previously deferred revenue. In the second half of 2002, the TWINSCAN technology, which was previously identified as “new technology”, has been marked “proven technology.”

The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Cost of sales	Costs of product sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs. Repayments of certain technical development credits, which are calculated as a percentage of sales, are also charged to cost of product sales (see “Research and development costs and credits,” below). ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve. Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs relating to providing extended warranty and maintenance services.

Restructuring	ASML applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, Employers’ Accounting for Postemployment Benefits”, in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, the Company adopts SFAS No.146 (effective since January 1, 2003) in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. SFAS No. 112 is adopted when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 establishes that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is, when a detail plan exists, has been committed to by management and has been communicated to the employees. SFAS No. 112 establishes that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 is recognized when the likelihood of future settlement is probable and can be reasonably estimated.

Other exit costs include purchase and other commitments to be settled or fulfilled. Related costs are estimated based on expected settlement fees and committed payments, taking into account future potential benefits, if any, from those commitments.

Research and development costs and credits	Costs relating to research and development are charged to operating expense as incurred. Funds received from third parties in research activities are required to advance the design of “new technology” systems to the point that it meets specific functional and economic requirements and is ready for manufacturing. These funds are recorded as research and development credits in the period in which the related research and development costs are incurred. Subsidies and other governmental credits for research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which the subsidy or credit relates occurs. Technical development credits (Technische Ontwikkelingskredieten or “TOKs”) received from the Netherlands government to offset the cost of certain research and development projects are contingently repayable, including accrued interest, as a percentage of the revenues from future sales, if any, of equipment developed in such projects. These repayments are charged to cost of sales at the time such sales are recorded (see Note 15). No repayments are required if such sales do not occur.

Income taxes	The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Stock options	ASML applies Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. SFAS No. 123, “Accounting for Stock-Based Compensation,” amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” allows companies to elect to recognize the fair value of the stock options granted to employees as an expense, or to account for stock option plans using the intrinsic value method under APB 25 and provide pro forma disclosure of the impact of the fair value method on net income and earnings per share.

Under the provisions of APB 25, no significant compensation expense was recorded for ASML’s stock-based compensation plans for the years ended December 31, 2003, 2002 and 2001. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 148, ASML’s net income (loss) and calculation for net income (loss) per ordinary share would have been as follows (net of related tax effects):

Year ended December 31
(Amounts in thousands,
except per share data)	2001	2002	2003

Net income (loss)
As reported	(478,992)	(207,823)	(160,216)
Pro forma	(550,028)	(284,000)[1]	(177,912)

Basic net income (loss) per ordinary share
As reported	(1.03)	(0.44)	(0.33)
Pro forma	(1.18)	(0.60)	(0.37)

Diluted net income (loss) per ordinary share
As reported	(1.03)	(0.44)	(0.33)
Pro forma	(1.18)	(0.60)	(0.37)

[1] Contains compensation for extension of stock option plans that consequently creates a new measurement date.

Certain ASML stock option plans, where employees can buy options, contain terms and conditions that enable exercise within 6 weeks after the vesting period in case an employee terminates his contract during the vesting period. These stock options are not cancelled in case of termination because employees have bought these options. In prior years the related compensation expense was recognized ratably over the vesting period as it is the Company’s intent to provide stock options for future services. However, according to APB 25, SFAS No. 123 and related discussions, this compensation expense needs to be recognized at the date of grant as the terms and conditions indicate that the options are granted for past services. In 2003, the Company revised the pro forma net income and pro forma per share amounts for 2001 and 2002 to adjust the above-mentioned change in calculation of the pro forma compensation expense.

The estimated weighted average fair value of options granted during 2001, 2002 and 2003 was EUR 20.68, EUR 11.55 and EUR 6.66 respectively, on the date of grant using the Black-Scholes option-pricing model, with the following assumptions in 2001, 2002 and 2003 respectively: no dividend yield, volatility of 74.0, 87.4 percent and 85.2 percent, risk-free interest rate of 4.95, 3.18 and 3.60 percent, no assumed forfeiture rate and an expected life of two years after the vesting period.

Net income (loss) per ordinary share	Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding for that period. Diluted net income (loss) per share reflects the potential dilution that could occur if options issued under ASML’s stock compensation plan were exercised, and if ASML’s convertible notes were converted, unless the exercise of the stock options or conversion of the notes would have an anti-dilutive effect. The dilutive effect is calculated using the treasury method. As a result of the losses incurred by the Company, there is no difference between basic and diluted earnings in 2003, 2002 and 2001 because the assumed conversion of loans and exercise of stock options would have been anti-dilutive.

A summary of the basic and diluted weighted average number of shares is as follows:

Year ended December 31
(Amounts in thousands)	2001	2002	2003

Basic weighted average shares outstanding	465,866	476,866	482,240
Diluted weighted average shares outstanding	465,866	476,866	482,240

Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 21.

Comprehensive income	Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but recorded directly in shareholders’ equity. For the years ended December 31, 2003, 2002 and 2001, comprehensive income consists of net income (loss), unrealized gains and losses on derivative financial instruments and foreign currency translation adjustments.

Segment disclosure	Prior to 2002, ASML reported in two business segments, Lithography and Track & Thermal. As ASML decided in 2002 to terminate its Track business and to divest its Thermal business, they are presented as discontinued operations and no longer disclosed as a separate segment. ASML operates in three general geographic areas. See Note 17.

Newly adopted accounting pronouncements	In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to the SFAS No. 123 fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires disclosures of the effects of an entity’s accounting policy with respect to stock- based compensation on reported net income (loss) and earnings per share in annual and interim financial statements in the summary of significant accounting policies. As permitted under SFAS No. 148, the Company adopted the disclosure only provisions of that accounting standard.

In April 2003 the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated results of operations, financial condition or liquidity.

In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations, financial condition or liquidity.

In November 2002, the FASB published FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The disclosure provisions of FIN 45 were effective for financial statements of interim or annual periods that ended after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not have a material impact on the Company’s consolidated results of operations, financial condition or liquidity.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), an interpretation of Accounting

Research Bulletin No. 51, “Consolidated Financial Statements,” which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 (“FIN 46R”). The requirements of FIN 46 or FIN 46R are effective to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. The Company adopted FIN 46R as it is party to a transaction involving a variable interest entity relating to the lessor of the Veldhoven headquarters building that has been constructed in 2003. See Note 12.

2. Discontinued operations

On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its activities in the Track business. Both discontinued businesses met the criteria of SFAS No. 144 and have been classified accordingly.

In December 2002 the Company reviewed its long-lived assets used in the Thermal business for potential impairment and recorded no impairment charges. During 2003, ASML’s management again reviewed its long-lived assets for impairment as the Company entered into negotiations with several potential buyers and accordingly recorded pre-tax impairment charges of EUR 16.0 million. In October 2003, the Company completed the sale of its Thermal business to a privately held company formed by VantagePoint Venture Partners. At the time of the sale, no gain or loss was realized as the net assets were stated at the value equal to the proceeds of the sale. The net loss of the Thermal business amounted to EUR 32.3 million in 2003 compared to EUR 61.2 million in 2002.

The termination of the Track business resulted in an exit plan that included workforce reductions, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan included the disposal of remaining assets related to the Track business. In 2002, ASML decided to continue to service its existing customers for whom ASML has warranty or other service obligations. Consequently, customer support related to the Track business was not included in discontinued operations for 2002. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. No gain or loss was realized on the sale. The net loss of the Track business amounted to EUR 3.4 million in 2003 compared to EUR 58.6 million for 2002. The net loss from operations for 2002 included total pre-tax estimated exit costs of EUR 47.0 million. These exit costs included asset impairments, inventory write downs, purchase and other commitment settlements and employee termination costs. The net loss in 2003 relates mainly to impairment charges recorded on a building in the United States, previously used by the Company’s Track business. This impairment was determined on the difference between the building’s estimated fair value, as indicated by an independent real estate appraiser and its carrying value.

The tax effects arising from, asset impairment costs, employee termination costs, inventory write-off and losses from discontinued operations mostly reside and will remain with ASML U.S. group companies. These losses can be offset against future profits from continuing operations of these U.S. group companies.

Summarized results of operations for discontinued operations are as follows:

Year ended December 31	2001	2002	2003

Revenues
Track	51,472	7,236	2,514
Thermal	203,642	105,929	38,198

Total	255,114	113,165	40,712
Loss from discontinued operations, net of taxes
Track loss from operations	(20,946)	(27,991)	(1,456)
Track exit costs (net of taxes)	0	(30,626)	(1,944)
Thermal loss from operations	(42,844)	(61,161)	(21,906)
Thermal exit costs (net of taxes)	0	0	(10,404)

Total	(63,790)	(119,778)	(35,710)

Summarized assets and assumed liabilities from discontinued operations are as follows:

As of December 31	2001	2002	2003

Assets
Intangible assets	2,101	4,410	0
Tangible fixed assets	48,675	32,994	3,167
Inventories	90,619	34,693	0
Receivables	59,552	33,064	1,840
Other	7,875	933	0

Total Assets	208,822	106,094	5,007
Liabilities
Accounts payable	14,801	10,463	0
Accrued liabilities	53,053	41,741	13,451
Installation and warranty	25,862	13,887	0

Total Liabilities	93,716	66,091	13,451

ASML organizes its financing activity at the corporate level and does not allocate funding to individual net assets identified as assets from discontinued operations. The following table represents cash flows directly attributable to ASML’s discontinued operations.

Year ended December 31	2001	2002	2003

Net cash provided by (used in) operating activities of discontinued operations	(35,937)	(121,039)	12,736
Net cash used in investing activities of discontinued operations	(33,878)	(6,434)	0
Net cash provided by (used in) discontinued operations	(69,815)	(127,473)	12,736

3. Restructuring

As a result of the industry’s prolonged downturn, ASML announced on July 16, 2003 restructuring measures to further reduce costs company-wide by further reducing its workforce with approximately 550 positions worldwide. The Company recorded a provision of EUR 15 million of which EUR 3.7 million is included in cost of sales and EUR 11.3 million is included in restructuring costs. The Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. Consequently, the Dutch workforce reduction has been delayed. During 2003, ASML recorded a charge of approximately EUR 7 million in restructuring costs relating to the consolidation of its office and warehouse facilities at its headquarters in Veldhoven as the Company ceased using certain of its facilities. The facility exit charges included:

• estimated future obligations for non-cancelable lease payments (net of estimated sublease income of EUR 25 million). The Company’s management estimated the cost of exiting by referring to the contractual terms of the lease agreements and by evaluating the sublease agreements concluded for these facilities or, where applicable, by referring to amounts being negotiated; and

• the impairment of property and equipment (primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost. The property and equipment impairment was determined based on the difference between the assets’ estimated fair value and their carrying value.

On December 18, 2002 ASML announced measures to contain costs for its lithography business, including customer support, to lower the breakeven point by adjusting labor capacity and increasing operating flexibility. ASML recorded provisions of EUR 78.5 million during 2002 for slow-moving and obsolete lithography inventory and impairments of tangible fixed assets that were recorded as cost of sales. ASML further announced its intention to reduce its lithography-related workforce by approximately 700 positions worldwide (11.7 percent). The related lay-off costs were largely recorded in 2003 since the final details on the plan had not been finally determined by December 31, 2002. With respect to this plan, the Company recorded in 2003 restructuring charges for a total amount of EUR 6.7 million of which EUR 4 million in cost of sales and EUR 2.7 million in restructuring costs. This restructuring plan was completed in 2003.

On October 16, 2001, as a consequence of the downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan which resulted in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG. As a result of this restructuring plan, the Company recorded a restructuring provision in 2001 for an amount of EUR 402.7 million mainly relating to inventory write-offs, purchase commitments, fixed asset write-offs and severance payments. This restructuring provision was recorded in cost of sales for an amount of EUR 399.6 million and in restructuring costs for an amount of EUR 3.1 million and was mainly used in 2001 and 2002.

The following table summarizes the restructuring provision as of December 31, 2003, 2002 and 2001:

	Purchase	Building	Severance
	commitments	closure costs	payments	Total

Balance as of December 31, 2000	0	0	0	0
Utilization of the year	0	(1,512)	(5,955)	(7,467)
Additions	51,761	3,565	15,125	70,451
Adjustments	0	0	0	0
Effect of foreign currency translation	0	5	11	16

Balance as of December 31, 2001	51,761	2,058	9,181	63,000
Utilization of the year	(27,126)	(2,044)	(6,580)	(35,750)
Adjustments	(6,337)	2,116	(1,686)	(5,907)
Effect of foreign currency translation	(8,272)	(330)	(915)	(9,517)

Balance as of December 31, 2002	10,026	1,800	0	11,826
Utilization of the year	(4,711)	(3,475)	(6,906)	(15,092)
Additions	0	6,833	22,182	29,015
Adjustments	(3,326)	1,653	0	(1,673)
Effect of foreign currency translation	(1,111)	(395)	(5)	(1,511)

Balance as of December 31, 2003	878	6,416	15,271	22,565

Adjustments to the 2001 restructuring plan amounting to EUR 5,907 and EUR 1,673 have been recognized in 2002 and 2003 respectively and are classified as cost of sales. These adjustments relate mainly to more favorable settlement agreements with vendors on purchase commitments than the Company had estimated.

4. Market risk and derivatives

Market risk represents the risk of a change in the value of a financial instrument, derivative or non derivative, caused by fluctuations in currency exchange rates and interest rates. The Company addresses market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.

Foreign currency management	The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as sales transactions and forecasted cash flows from sales and accounts receivable/accounts payable. ASML hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

During the twelve months ended December 31, 2003, no gains or losses were recognized in cost of sales relating to hedges of forecasted transactions that did not occur. As of December 31, 2003, EUR 0.7 million of other comprehensive income represents the total anticipated loss to be charged to cost of sales, and EUR 3 million is the total anticipated gain to be released to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company’s policy to hedge material re-measurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts. Furthermore, the Company uses forward contracts to hedge its 320 million Swedish Krona loan to Micronic.

It is the Company’s policy to manage material translation exposures resulting predominantly from ASML’s U.S. dollar net investments. Up until December 5, 2003, a proportion of ASML’s USD 520 million 4.25 percent Convertible Subordinated Notes due 2004 was assigned to certain of the Company’s net U.S. dollar investments. For the period from December 5, 2003 through December 31, 2003 a proportion of ASML’s USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to certain of the Company’s net U.S. dollar investments as ASML’s USD 520 million 4.25 per cent Convertible Subordinated Notes due 2004 has been fully redeemed. As a result, fluctuations in the Company’s balance sheet ratio’s resulting from changes in exchange rates are reduced.

Interest rate management	The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The Company still retains residual financial statement exposure risk to the extent that the asset and liability positions do not fully offset. It is the Company’s policy to enter into interest rate swaps to hedge this residual exposure. For this purpose, the Company uses interest rate swaps, both to hedge changes in market value of fixed loan coupons payable due to changes in interest rates as well as to hedge the variability of future interest receipts as a result of changes in market interest rates.

Financial instruments as of December 31, 2003	Primary financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable and accounts payable. The carrying amount of these financial instruments approximates their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair values of the Company’s financial instruments:

As of December 31	2002		2003

	Notional		Notional
Financial Instruments	Amount	Fair Value	Amount	Fair Value

Forward contracts[1]	223,000	845	(54,173)[2]	444
Currency options	41,000	782	8,314	(217)
Interest rate swaps	982,000	5,684	981,285	6,102

(Source: Bloomberg)

[1]	Includes forward contracts on U.S. Dollars, Swedish Krona, British Pounds, Israeli Shekel, Japanese Yen and Singapore dollars.

[2]	Net amount of forward contracts assigned as a hedge to sales and purchase transactions, and to monetary assets and liabilities.

The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates, current exchange rates and the current creditworthiness of the counterparties.

The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account current interest rates, current exchange rates, volatility and the current creditworthiness of the counterparties.

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties.

Credit risk	Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. ASML does not expect the counterparties to default given their high credit quality.

Furthermore, the Company is exposed to credit risk on its customers. ASML monitors its customer base and uses protective measures, such as letters of credit. Where deemed necessary, provisions for potential losses are recorded.

5. Accounts receivable

Accounts receivable consist of the following:

As of December 31	2002	2003

Gross accounts receivable	556,988	320,691
Allowance for doubtful debts	(324)	(6,196)

Net accounts receivable	556,664	314,495

A summary of activity in the allowance for doubtful debt:

Year ended December 31	2001	2002	2003

Balance at beginning of year	(1,439)	(2,754)	(324)
Utilization of the provision	0	2,430	3,241
Additional provision in the year	(1,315)	0	(9,113)

Balance at end of year	(2,754)	(324)	(6,196)

6. Inventories

Inventories consist of the following:

As of December 31	2002	2003

Raw materials	267,054	229,740
Work-in-process	366,440	319,209
Finished products	381,795	259,690

Total inventories, gross	1,015,289	808,639
Allowance for obsolescence and/or lower market value	(285,264)	(213,622)

Total inventories, net	730,025	595,017

A summary of activity in the allowance for obsolescence is as follows:

Year ended December 31	2001	2002	2003

Balance at beginning of year	(131,819)	(500,491)	(285,264)
Provision of the year[1]	(393,005)[1]	(112,164)[1]	(32,431)
Effect of exchange rates	(4,013)	36,673	22,976
Utilization of the provision	28,346	290,718	81,097

Balance at end of year	(500,491)	(285,264)	(213,622)

[1] Refer to Note 3, “Restructuring”

7. Other assets

Other non-current assets consist of the following:

As of December 31	2002	2003

Loan to Micronic AB1	35,176	0
Compensation plan assets[2]	10,994	8,720
Prepaid expenses	14,915	16,130
Subordinated loan granted to lessor in respect of Veldhoven headquarters[3]	0	5,445
Other	672	416

Total other long-term assets	61,757	30,711

[1]	The loan to Micronic has a notional amount of 320 million Swedish Krona and is non-interest bearing.

The loan is repayable in 2004 or can be converted into 1 million shares of Micronic upon the first request of ASML and has therefore been classified as other current assets.

[2]	For further details on compensation plan refer to Note 13.

[3]	For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 12.

Other current assets consist of the following:

As of December 31	2002	2003

Loans to Zeiss	76,443	71,268
VAT	34,654	16,528
Loan to Micronic AB1	0	35,242
Prepaid expenses	43,745	31,813
Other	20,253	3,061

Total other current assets	175,095	157,912

[1] The loan to Micronic has a notional amount of 320 million Swedish Krona and is non-interest bearing.

The loan is repayable in 2004 or can be converted into 1 million shares of Micronic upon the first request of ASML.

The non-interest bearing loans to Zeiss are repayable by future shipments of lenses or can be redeemed in cash depending on the specific contractual terms of the individual loans.

8. Intangible assets

In 1999, ASML obtained, through its purchase of the business of MaskTools, the intellectual property rights relating to Optical Proximity Correction technology. This technology enhances leading edge lithography systems to accurately and reliably print line widths below 0.2 micron. These rights have been valued at cost and are amortized on a straight-line basis over their estimated useful life of 10 years.

In 2003, ASML acquired a patent portfolio, relating to dual stage technology. This patent portfolio has been valued at cost and is amortized on a straight-line basis over its estimated life of 3 years.

As of December 31	2002	2003

Cost
Balance, January 1	20,475	20,475
Additions	0	3,099

Balance, December 31	20,475	23,574
Accumulated amortization
Balance, January 1	4,200	6,406
Amortization	2,206	2,578

Balance, December 31	6,406	8,984
Net book value December 31	14,069	14,590

Estimated amortization expenses relating to intangible assets for the next five years are as follows:

2004:	3,653
2005:	3,575
2006:	2,100
2007:	2,100
2008:	2,100
Thereafter:	1,062

9. Property, plant and equipment

Property, plant and equipment consist of the following:

	Buildings	Machinery		Office
	and	and	Leasehold	furniture and
	constructions	equipment	improvements	fixtures	Total

Cost
Balance, January 1	166,980	598,746	112,819	154,051	1,032,596
Additions[1]	524	48,208	6,209	16,499	71,440
Disposals	(2,041)	(125,249)	(21,860)	(372)	(149,522)
Reclassifications	0	(6,213)	2,845	3,368	0
Effect of exchange rates	(15,351)	(37,778)	(1,476)	(4,959)	(59,564)

Balance, December 31, 2003[1]	150,112	477,714	98,537	168,587	894,950
Accumulated depreciation
Balance, January 1	60,599	309,111	56,597	110,566	536,873
Depreciation	4,580	94,639	12,551	22,690	134,460
Impairment	0	12,100	0	0	12,100
Disposals	(394)	(79,029)	(21,119)	(143)	(100,685)
Reclassifications	0	(2,612)	205	2,407	0
Effect of exchange rates	(7,206)	(23,008)	(955)	(4,512)	(35,681)

Balance, December 31, 2003	57,579	311,201	47,279	131,008	547,067
Net Book Value
December 31, 2002	106,381	289,635	56,222	43,485	495,723
December 31, 2003	92,533	166,513	51,258	37,579	347,883

[1]	Includes as of December 31, 2003 assets under construction for buildings and constructions of EUR 591, machinery & equipment of EUR 2,310, leasehold improvements of EUR 38 and office furniture and fixtures of EUR 8,383.

During 2003, the Company recorded impairment charges of EUR 12.1 million in cost of sales on machinery and equipment, for which there are insufficient cash flows to support the carrying cost. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying value.

10. Accrued liabilities and other

Accrued liabilities and other consist of the following:

As of December 31	2002	2003

Deferred revenue	35,274	44,542
Warranty and installation	69,684	33,331
Materials and costs to be paid	73,620	65,554
Advances from customers	126,860	187,677
Personnel related items	60,814	53,229
Investment credits payable	31,651	12,282
Restructuring	11,826	22,565
Other	39,119	23,203

Total accrued liabilities and other	448,848	442,383

11. Long-term debt and borrowing arrangements
The Company’s obligations to make principal repayments under long-term debt and borrowing arrangements as of December 31, 2003, for the next five years and thereafter, assuming no conversions occur and excluding the fair value of interest rate swaps used to hedge the fair value, are as follows:

2004	0
2005	2,317
2006	466,522
2007	2,132
2008	526
Thereafter	381,310

Total	852,807

Convertible debt securities	The following table summarizes the Company’s outstanding Convertible Subordinated Notes as of December 31, 2003, including fair value of interest rate swaps used to hedge the fair value of the underlying fixed loan coupon:

As of December 31	2002	2003

4.25 percent convertible
Notional amount	495,757	0
Fair value interest rate swaps	0	0
Total	495,757	0

5.75 percent convertible
Notional amount	548,298	455,285
Fair value interest rate swaps	19,985	8,411
Total	568,283	463,696

5.50 percent convertible
Notional amount	0	380,000
Fair value interest rate swaps	0	(1,153)
Total	0	378,847

Total convertible debt	1,064,040	842,543

In April 1998, ASML completed an offering of EUR 272 million principal amount of its 2.5 percent Convertible Subordinated Notes due 2005, with interest payable annually commencing April 9, 1999. In April 2002, ASML exercised its option to redeem and did thereby call for redemption on May 3, 2002, all of the Company’s remaining outstanding bonds (EUR 268.5 million) at a redemption price of 100.00 percent of the principal amount of the bonds plus accrued interest. Before May 3, 2002, bondholders converted bonds for a total of EUR 265.4 million into 13,634,782 ordinary shares.

In November 1999, ASML completed an offering of USD 520 million principal amount of its 4.25 percent Convertible Subordinated Notes due November 30, 2004, with interest payable semi-annually on November 30 and May 30 of each year, commencing on May 30, 2000. In July and August 2003, ASML repurchased USD 139.6 million. In October 2003, ASML called for redemption on December 5, 2003, all of the bonds that remained outstanding, at a redemption price of 100.85 percent of their principal amount plus accrued interest.

Before December 5, 2003, bondholders converted bonds for a total of USD 120 thousand into 1,430 ordinary shares, of which USD 20 thousand were converted into 536 shares in 2003. On December 5, 2003, the Company redeemed the remaining USD 380.3 million.

In October 2001, ASML completed an offering of USD 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes are convertible into 30,814,576 ordinary shares at USD 18.66 (EUR 14.77) per share at any time prior to maturity. At any time on or after October 22, 2004, the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that the Company’s shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2003 none of the notes were converted into ordinary shares.

In May 2003, ASML completed an offering of EUR 380 million principal amount of its 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share, subject to adjustment, at any time prior to maturity. Unless previously converted, the notes are redeemable at 100% of its principal amount on May 15, 2010. ASML may call the notes for early redemption at any time after May 22, 2006, provided that ASML’s shares close above 150% of the conversion price for twenty trading days out of a thirty-day period.

Interest rate swaps are used to hedge the risk from interest rate fluctuations. As of December 31, 2003, deferred interest rate swap proceeds amounting to EUR 7.3 million have been recorded in the balance sheet as an addition to the Company’s outstanding Convertible Subordinated Notes.

The following table summarizes the estimated fair values of ASML’s Convertible Subordinated Notes:

	2002		2003

	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value

4.25 percent convertible	495,757	429,467	N/A	N/A
5.75 percent convertible	548,298	467,443	455,285	596,992
5.50 percent convertible	N/A	N/A	380,000	541,975

(Source: Bloomberg) The fair value of the Company’s long-term debt is estimated based on the quoted market prices as of December 31, 2002 and December 31, 2003, respectively.
Other long term debt	These loans do not contain any covenants.
In February 1997, the Company received a USD 6.5 million (EUR 5.1 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company’s Wilton, Connecticut, U.S. facility. At December 31, 2003, the Company’s outstanding debt with respect to this loan amounted to USD 2.7 million (EUR 2.1 million).

In 1999, the Company assumed three yen-denominated loans in connection with its merger with SVG. Approximately EUR 3.7 million (JPY 503 million) is outstanding at December 31, 2003, which is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent. Approximately EUR 10 million (JPY 1,350 million) and EUR 1.5 million (JPY 200 million) are outstanding at December 31, 2003. These loans are unsecured, repayable in 2006 and 2007, and bear interest at 3.1 percent and 2.2 percent, respectively, payable semi-annually.

These loans do not contain any covenants.

Lines of credit	At December 31, 2003, the Company had credit available facilities for a total of EUR 288 million (2002, EUR 288 million), all of which expire in 2005. These credit lines bear interest at the European Interbank Offered Rate (EURIBOR) plus a margin. No amounts were outstanding under these credit facilities at the end of 2003 and 2002. The credit facilities contain certain restrictive covenants, including a requirement that the Company maintains a minimum financial condition ratio of 40%, calculated in accordance with a contractually agreed formula. ASML was in compliance with these covenants at December 31, 2002 and 2003. ASML does not currently anticipate any difficulty in continuing to meet these covenant requirements.

12. Commitments, contingencies and guarantees
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short- term debt. Others, namely operating lease commitments and purchase obligations, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed.

Lease Commitments and Variable Interests	The Company leases equipment and buildings under various operating leases. Operating leases are charged to expense on a straight-line basis. See Tabular Disclosure of Contractual Obligations below.

The Company has concluded several operating leases for its buildings that contain a purchase option. In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities”. FIN 46R introduces a new concept of a variable interest entity. An enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. For each of the individual leases for its buildings, the Company concluded that it is not the primary beneficiary to the expected losses or to the expected residual returns or to both.

The Company is party to a transaction involving a variable interest entity relating to the lessor of the Veldhoven headquarters building that has been completed in 2003.

Total assets of the variable interest entity amount to approximately EUR 54 million and are funded through:

• variable interest entity’s equity of EUR 1.9 million;

• straight loans granted by the shareholders of the variable interest entity of EUR 12.3 million, partly redeemable over 15 years and quarterly interest-bearing;

• a third party loan of EUR 34.9 million, partly redeemable over 15 years and quarterly interest-bearing; and

• a subordinated loan provided by the Company of EUR 5.4 million.

The lease will expire in 2018. The Company has an option to purchase the property, at a predetermined price scheme, throughout the term of the lease. The purchase option at the end of the lease term amounts to EUR 24.5 million. In accordance with FIN 46R the Company has concluded that it is not the primary beneficiary in the lessor entity to the expected losses or to the expected residual returns or to both. As a result the Company did not consolidate the specific assets and liabilities of this variable interest entity in its financial statements.

Purchase Obligations	The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that would result from purchase commitments that are expected to be forfeited are provided for in the Company’s financial statements. As of December 31, 2003, the Company had purchase commitments for a total amount of approximately EUR 335 million, which are not recorded on the Company’s balance sheet. In its negotiations with suppliers the Company continuously seeks to align its purchase commitments with its business objectives.

See Tabular Disclosure of Contractual Obligations below.

Other Off-Balance Sheet Arrangements	The Company has certain additional commitments and contingencies that are not recorded on its balance sheet but may result in future cash requirements. In addition to the operating lease commitments and the purchase obligations, these off-balance sheet arrangements consist of product warranties, a call option granted to a third party to acquire our optics business at fair value and guarantees of subsidiary’s debt to a third party.

The Company provides guarantees to third parties in connection with transactions entered into by its subsidiaries in the ordinary course of business: These include bank loans reflected in Note 11.

Tabular Disclosure of Contractual Obligations	The Company’s off-balance sheet arrangements with respect to operating lease obligations and purchase obligations as of December 31, 2003 can be summarized as follows:

		Less than	1-3	3-5	After 5
	Total	1 year	years	Years	years

Operating Lease Obligations	386,112	47,005	72,448	67,699	198,960
Purchase Obligations	335,115	300,170	34,945	0	0

Total Contractual Obligations	721,227	347,175	107,393	67,699	198,960

Operating lease obligations include leases of equipment and facilities. Rental expense was EUR 61 million, EUR 56 million and EUR 53 million for the years ended December 31, 2001, 2002 and 2003, respectively.

13. Employee benefits

In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120 percent of the average Moody’s corporate bond rate. For calendar years 2001, 2002 and 2003, participants’ accounts were credited at 9.54 percent, 8.89 percent and 8.50 percent, respectively. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2001, 2002 and 2003, the expense incurred under this plan was EUR 2 million, EUR 1 million and EUR 0.9 million, respectively. As of December 31, 2002 and 2003, the Company’s liability under the deferred compensation plan was EUR 14 million and EUR 9 million, respectively.

In July 2002, ASML adopted a non-qualified deferred compensation plan for its U.S. employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 3 years after deferral. There were minor plan expenses in 2003. On December 31, 2002 and 2003, the Company’s liability under the deferred compensation plan was EUR 1 million and EUR 2 million, respectively.

Pension plans	ASML and its consolidated subsidiaries maintain various retirement plans covering substantially all of its employees. Employees in the Netherlands participate in a multi-employer union plan determined in accordance with the respective collective bargaining agreements. This plan is subject to a salary cap. Employees with a salary exceeding this cap also participate in an ASML defined contribution pension plan.

For employees working outside the Netherlands, ASML maintains a defined contribution pension plan, with employer contribution based on a percentage of salary. For employees participating in the United States pension plan, the Company may make, at its sole discretion, an additional contribution to the plan if the Company meets certain financial performance criteria. No such additional contributions were made in 2001, 2002 or 2003.

The Company’s pension costs for all employees were:

Year ended December 31	2001	2002	2003

Pension plan based on multi-employer union plan	17,528	15,059	16,514
Pension plans based on defined contribution	6,609	7,265	6,636

Total	24,137	22,324	23,150

Bonus plan	ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the ultimate bonus amount is dependant on the actual performance on corporate, departmental and personal targets. The bonus for senior management can range between 0 percent and 60 percent of their annual salary. For the years 2001 and 2002, no bonuses were granted. A bonus for senior management is accrued for in the statement of operations for the year ended December 31, 2003 for an amount of EUR 6.5 million, expected to be paid in the first quarter of 2004.

Profit-sharing plan	ASML has a profit-sharing plan covering all employees. Under the plan, employees who are eligible receive an annual profit-sharing bonus, based on a percentage of net income to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for each of the years 2001, 2002 and 2003 was 0 percent.

Stock options	Each year, the Board of Management determines, by category of ASML personnel, the total available number of options that can be granted in that year. The determination is subject to the approval of the Supervisory Board and the holders of priority shares of the Company.

1998	In 1998, the Company issued 3,348,576 options to purchase ordinary shares, consisting of options to purchase 2,097,831 ordinary shares for eligible employees of ASML and options to purchase 1,250,745 ordinary shares for key personnel and management. This issuing of options included a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit-sharing plan. The options have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the applicable grant dates. Stock options granted to eligible employees vested over a three-year period with any unexercised stock options expiring six years after the grant date. Stock options granted to key personnel in 1998 vested over a three and four-year period with any unexercised stock options expiring six years after the grant date.

1999	In 1999, stock options were authorized to purchase up to 3,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. The options have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext on the applicable grant dates. Granted stock options vested over a three-year period with any unexercised stock options expiring six years after the grant date.

2000	In 2000, options were authorized to purchase up to 4,500,000 ordinary shares. Granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date

2001	In 2001, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. Options granted under these plans have fixed exercise prices that are equal either to the closing price of the Company’s ordinary shares on Euronext on the applicable grant date, or 135 percent of the closing price of the Company’s ordinary shares on Euronext on the applicable grant dates. Granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date, with the exception of a designated part of grants made in July 2001 that have a graded vest of 1/3 (one third) after the first year, 1/3 (one third) after the second year and 1/3 (one third) in the third year. During 2001, 232,520 options to purchase ordinary shares were granted to the Board of Management. No options were exercised during 2001 by members of the Board of Management.

2002	In 2002, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of a percentage of their salary. Options granted under these plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext on the applicable grant dates. A designated part of the granted stock options vest over a one year period with any unexercised stock options expiring six years after the grant date. The remaining part of the granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date.

2003	In 2003, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of a percentage of their salary. Options granted under these plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext on the applicable grant dates. Granted stock options vest over a three-year period with any unexercised stock options expiring ten years after the grant date.

Stock Option Extension Plans	In 2002, employees were offered an extension of the option period for options granted in 1997 up to and including 2000. For the years 1997 up to and including 1999, this extension is either until October 21, 2008, or October 21, 2005. For 2000, the option period is extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options and a higher strike price.

Financing of Stock option Plans	Option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML financed the tax value of the options granted to employees subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven.

The following three tables have not been restated for discontinued operations:

Stock option transactions are summarized as follows:

	Number of	Weighted average
	shares	exercise price per share (EUR)

Outstanding, December 31, 2000	17,069,039	28.84
granted	5,883,550	32.78
exercised	(1,488,107)	9.75
cancelled	(265,212)	23.22

Outstanding, December 31, 2001	21,199,270	26.01
Granted	4,483,070	19.30
exercised	(1,539,132)	9.45
cancelled	(266,760)	17.46

Outstanding, December 31, 2002	23,876,448	25.13
Granted	2,516,980	9.66
exercised	(335,977)	10.98
cancelled	(1,486,427)	21.82

Outstanding, December 31, 2003	24,571,024	24.58
Exercisable, December 31, 2003	15,494,969	23.99
Exercisable, December 31, 2002	9,551,860	14.77
Exercisable, December 31, 2001	6,870,466	15.22

Information with respect to stock options outstanding at December 31, 2003 is as follows:

			Weighted	Weighted
Options			average	average
outstanding	Number	Number	remaining	exercise price
Range of exercise	outstanding	exercisable	contractual	of outstanding
prices (EUR)	December 31, 2003	December 31, 2003	life (years)	options (EUR)

2.35 - 9.29	647,930	177,550	7.91	7.43
9.30 - 12.79	6,134,015	4,087,415	6.03	11.40
12.80 - 31.79	11,692,260	7,285,834	3.56	22.51
31.80 - 47.15	6,096,819	3,944,170	6.30	44.00

Total	24,571,024	15,494,969	4.97	24.58

14. Contingencies

Legal Contingencies	ASML is party to various legal proceedings generally incidental to its business. Since late 2001, ASML has been a party to a series of litigation and administrative proceedings in which Nikon alleges ASML’s infringement of Nikon patents relating to photolithography. These are discussed below. ASML also faces exposure from other actual or potential claims and legal proceedings. Although the ultimate disposition of these other claims and proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any such other claim that is pending or threatened, either individually or on a combined basis, is expected not to have a materially adverse effect on ASML’s consolidated financial condition. On occasion, certain ASML customers have received notices of infringement from third parties. These notices allege that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. ASML has been advised that, if these claims were successful, it could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

The Company accrues for legal costs related to litigation in its statement of operations at the time when the related legal services are actually provided to ASML.

Ultratech case U.S

On May 23, 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit in the United States District Court for the Eastern District of Virginia (which was subsequently transferred to the United States District Court for the Northern District of California) against ASML. Ultratech alleged that ASML is infringing Ultratech’s rights under a United States patent, through the manufacture and commercialization in the U.S. of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech’s complaint seeks injunctive relief and damages. On August 16, 2002, the Court granted ASML’s motion for summary judgment of non-infringement based upon the previously reported favorable interpretation by the Court as to the scope and meaning of the claims of the asserted patent. A final judgment on those favorable rulings was subsequently entered in ASML’s favor and ASML’s challenge to the validity and enforceability of the patent was dismissed without prejudice in light of the finding of no infringement. Ultratech has taken an appeal to the United States Court of Appeals for the Federal Circuit from the judgment in ASML’s favor, where the matter has been briefed and now awaits oral argument and disposition by the Court.

Management continues to believe that Ultratech’s claims are without merit and that ASML’s defenses are strong. ASML will continue to assert these defenses vigorously.

Nikon case U.S
On December 21, 2001, Nikon Corporation (“Nikon”) and two of its United States subsidiaries filed a so-called Section 337 complaint against ASML with the United States International Trade Commission (ITC). On January 23, 2002, the ITC instituted an investigation based on Nikon’s complaint. The complaint in the ITC investigation alleges that ASML’s photolithography machines imported into the United States infringe seven United States patents held by Nikon. Nikon’s patents relate to several different aspects of photolithography equipment. Nikon seeks to exclude the importation of infringing products. ASML believes that the asserted patents are both not infringed and invalid. A trial before an administrative law judge on these issues was completed in November 2002.

On January 29, 2003, the administrative law judge (“ALJ”) in the ITC proceedings ruled that ASML had not violated Section 337. After Nikon and ASML petitioned for review of the ALJ’s decision by the full Commission, the ITC adopted the ALJ’s decision that ASML did not infringe any valid, enforceable patent of Nikon’s and had not violated Section 337.

Nikon has appealed the ITC’s decision to the United States Court of Appeals for the Federal Circuit. ASML’s motion to intervene in that appeal was allowed. A decision from the Court of Appeals in not expected before mid 2004.

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

On April 5, 2002, ASML filed a counterclaim in the ITC action alleging that Nikon’s photolithography machines sold in the United States infringe five ASML patents. According to ITC procedure, these counterclaims were initially transferred to the United States District Court for the District of Arizona. On October 17, 2002, these claims were transferred to the United States District Court for the Northern District of California, where they are now pending.

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

ASML intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon’s claims. Discovery in the California litigation is currently ongoing; however, trial is not expected to commence before late 2004. In the event a final non-appealable decision were to be rendered that was adverse to ASML, it could substantially restrict or prohibit ASML’s sales (from and into) the United States, which in turn could have a material adverse effect on the Company’s financial position and results of operations, the amount which currently cannot be estimated.

Nikon case Japan

On July 8, 2003, Nikon withdrew its counterclaim against ASML filed in October 2002, alleging that ASML’s photolithography machines infringe 12 Japanese patents held by Nikon. On November 19, 2003, Nikon filed a new complaint against ASML and its subsidiary in Japan alleging that ASML’s photolithography machines sold in Japan infringe patents held by Nikon. This litigation is in the early stage, and a final decision is not expected before 2006. In the event a final non-appealable decision in the Japanese proceeding was rendered that was adverse to ASML, it could substantially restrict or eliminate ASML’s ability to achieve future sales growth in Japan, which could in turn have a material adverse effect on the Company’s results of operations, the amount which currently cannot be estimated.

The patent infringement action filed by ASML on August 19, 2002, seeking damages and injunctive relief against Nikon to cease the manufacture and sale of photolithography machines, and another patent infringement action filed by ASML on January 16, 2003, seeking injunctive relief against Nikon, are still pending at the Tokyo District Court.

The Company expects a decision by the Tokyo District Court on the first mentioned case will be rendered around the second quarter of 2004. If the decision is adverse to ASML, ASML may appeal to the Tokyo High Court. In January 2004, ASML filed a new complaint against Nikon in the Tokyo District Court. Final non-appealable decisions in these cases are not expected before 2005.

Nikon case Korea
On October 8, 2002, Nikon filed a patent infringement action against ASML and its Korean subsidiary in the Seoul District Court alleging that ASML’s photolithography machines infringe five of Nikon’s patents, four of which are related to Nikon’s patents asserted in its U.S. litigation. The complaint seeks to prohibit ASML from the manufacture, use, sale, import or export of infringing products, the destruction of the manufacturing facilities for these products and damages. Exchanges of briefs from both sides have taken place on the preliminary issues; exchanges of several additional briefs are expected. ASML filed invalidation actions against two Nikon patents related to this to this District Court action in April 2003 with the Korean Intellectual Property Office, and the initial exchanges of briefs have occurred.

On January 15, 2003, ASML filed a complaint against Nikon and its Korean subsidiary alleging that Nikon infringes one of ASML’s patents, seeking injunctive relief against Nikon to cease the manufacture and sale of lithography devices that infringe ASML’s patent. Nikon Korea and Nikon Japan filed response briefs denying infringement. Nikon filed an invalidation action against five ASML patents in July 2003 with the Korean Intellectual Property Office. ASML submitted a response brief with the Korean Intellectual Property Office on October 13, 2003.

The District Court decisions on the Korean proceedings are not expected before 2005; the final, non-appealable decisions are not expected before 2006. ASML intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon’s claims. In the event that a final non-appealable decision were to be rendered in the Korean proceedings that was adverse to ASML, it could substantially restrict or eliminate ASML’s sales in Korea, which could have a material adverse effect on the Company’s results of operations, the amount which currently cannot be estimated.

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

As of December 31, 2002 and 2003, ASML has contingent obligations totaling EUR 12 million and EUR 0 million to repay TOK credits received in previous years.

15. Research and development credits

ASML receives subsidies and credits for research and development from various sources as follows:

As of December 31	2001	2002	2003

Netherlands government technology subsidy	15,881	25,981	19,119
Netherlands Ministry of Economic Affairs (TOKs) credits[1]	0	0	0
European community and other subsidies	342	34	0

Total subsidies and credits received	16,223	26,015	19,119

[1]	In 2001, 2002 and 2003, ASML recorded EUR 3.6 million, EUR 36.1 million and EUR 13.8 million, respectively, for repayment obligations. For the year 2004, there do not remain any future repayment obligations for TOKs.

16. Income taxes

The amounts below include continued and discontinued operations as tax effects arising from discontinued operations mostly reside and will remain with ASML group companies.

The components of income before income taxes are as follows:

Year ended December 31	2001	2002	2003

Domestic	(36,486)	(206,001)	(288,370)
Foreign	(660,734)	(108,447)	45,163

Total	(697,220)	(314,448)	(243,207)

The foreign component predominantly relates to the U.S

The Netherlands domestic statutory tax rate is 34.5 percent. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year ended December 31	2001	2002	2003

Income tax expense based on domestic rate	(244,027)	(108,485)	(83,906)
Different tax rates	25,974	12,362	(6,568)
Other credits and non-taxable items	(175)	(10,502)	7,483

Provision for income taxes shown in the statement of operations	(218,228)	(106,625)	(82,991)

ASML’s provision for income taxes consists of the following:

Year ended December 31	2001	2002	2003

Current
Domestic	(28,343)	26	2,307
Foreign	6,002	5,668	17,094
Deferred
Domestic	0	(46,020)	(99,426)
Foreign	(195,887)	(66,299)	(2,966)

Total	(218,228)	(106,625)	(82,991)

Deferred tax assets (liabilities) consist of the following:

As of December 31	2002	2003

Tax effect carry-forward losses	230,474	294,534
Inventories	896	49,961
Temporary depreciation investments	(133,516)	(152,745)
Other temporary differences	78,960	11,185

Total	176,814	202,935

Deferred tax assets (liabilities) are classified in the consolidated financial statements as follows:

As of December 31	2002	2003

Deferred tax assets – current	0	49,590
Deferred tax assets – non-current	314,795	325,271
Deferred tax liabilities – current	(4,465)	(2,285)
Deferred tax liabilities – non-current	(133,516)	(169,641)

Total	176,814	202,935

Deferred tax assets are resulting from net operating loss carry-forwards incurred predominantly in the U.S. and the Netherlands. Net operating losses qualified as tax losses under Dutch tax laws incurred by Netherlands group companies can in general be offset for an indefinite period against future taxable profits. Net operating losses qualified as tax losses under U.S. federal tax laws incurred by U.S. group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. The possibility to carry forward U.S. federal tax losses will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under U.S. state tax laws incurred by U.S. group companies can in general be offset against future profits realized in 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carryforward for U.S. state tax purposes depend on the state in which the tax loss arose. The possibility to carry forward U.S. state tax losses will expire in the period 2006 through 2023. The total amount of tax loss carried forward as of December 31, 2003 is EUR 842 million. Based on its analysis, management believes that it is more likely than not that all tax losses will be offset by future taxable income before the statute on loss compensation expires. The analysis takes into account the projected future taxable income from operations, possible tax planning alternatives, and the expected outcome of a bi-lateral Advance Pricing Agreement

(“APA”) initiated by ASML. Management believes that it is more likely than not that these negotiations will result in an APA agreement between ASML and the U.S. and Netherlands tax authorities regarding inter-company transfers of certain tangible and intangible assets. These transactions are the result of the realignment of group operations. The APA negotiations are expected to be finalized before the end of 2004.

Pursuant to Netherlands tax laws, ASML has temporarily depreciated part of its investment in its U.S. group companies. This depreciation has been deducted from the taxable base in The Netherlands. The depreciation resulted in a – temporary – tax refund of EUR 152 million. This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2006 through 2010. The net tax effect of this repayment obligation, amounting to EUR 152 million, is recorded as a long-term deferred tax liability in the Company’s financial statements.

17. Segment disclosure

Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”.

The Company has only one reporting segment in continuing operations: lithography. ASML markets and sells its products in the United States, Europe and Asia principally through its direct sales organization. ASML makes all its sales into the United States through its U.S. subsidiary and its sales into Asia primarily through its Hong Kong subsidiary.

The following table summarizes net sales, operating income and identifiable assets of ASML’s operations in Asia, Europe and the United States, the significant geographic areas in which ASML operates.

	Asia	Europe	United States	Eliminations	Consolidated

2001
Net sales to unaffiliated customers	742,697	150,127	696,423	0	1,589,247
Inter-company sales	0	1,106,485	0	(1,106,485)	0

Total net sales	742,697	1,256,612	696,423	(1,106,485)	1,589,247
Operating income (loss)	(48,024)	39,634	(544,811)	(37,417)	(590,618)
Identifiable assets	365,918	3,141,398	825,591	(941,090)	3,391,817
2002
Net sales to unaffiliated customers	1,066,476	190,196	702,000	0	1,958,672
Inter-company sales	0	1,580,790	27,971	(1,608,761)	0

Total net sales	1,066,476	1,770,986	729,971	(1,608,761)	1,958,672
Operating income (loss)	5,569	(84,460)	30,392	(45,544)	(94,043)
Identifiable assets	438,976	3,360,456	630,824	(1,248,732)	3,181,524
2003
Net sales to unaffiliated customers	762,384	220,190	560,163	0	1,542,737
Inter-company sales	26,897	1,212,740	54,331	(1,293,968)	0

Total net sales	789,281	1,432,930	614,494	(1,293,968)	1,542,737
Operating income (loss)	5,038	(224,608)	95,404	(30,866)	(155,032)
Identifiable assets[1]	611,477	3,332,335	565,531	(1,660,658)	2,848,685

[1] Includes as of December 31, 2003, identifiable long-lived assets for a total of EUR 703,865 divided over Asia for EUR 22,043, for Europe EUR 1,635,371 and for the United States
EUR 380,488 and taking into account eliminations of EUR 1,334,037.

Assets, liabilities and capital expenditures by geographical area are not evaluated by executive management and are not used for the purpose of making decisions about allocating resources to the segment or assessing its performance.

18. Board of Management and Supervisory Board remuneration

Board of Management	The total remuneration and related costs (in euro) of the members of the Board of Management can be specified as follows:

Year ended December 31	2001	2002	2003

Salaries	2,187,000	2,016,000	1,912,966
Bonuses	0	0	1,052,131	[1]
Pension cost	172,000	263,000	212,058

Total	2,359,000	2,279,000	3,177,155

[1] The statement of operations for the year ended December 31, 2003 includes an accrual for bonuses of EUR 1,052,131 expected to be paid in the first quarter of 2004 to the Board of Management.

F-37

The 2003 remuneration and related costs (in euro, except for Mr. Chavoustie, which is in USD) of the individual members of the Board of Management was as follows:

	Salary[1]	Bonus[2]	Total

D.J. Dunn	590,000	324,500	914,500
P.T.F.M. Wennink	300,000	165,000	465,000
M.A. van den Brink	375,000	206,250	581,250
S.K. McIntosh	355,000	195,250	550,250
D.P. Chavoustie[3]	370,000	203,500	573,500

[1]	Salaries for 2003 were equal to the salaries paid in 2002.

[2]	The statement of operations for the year ended December 31, 2003 includes an accrual for bonuses expected to be paid in the first quarter of 2004 to the Board of Management.

[3]	Amounts in USD

ASML has a performance-related bonus plan for the Board of Management. Under this plan, the ultimate bonus amount is dependent on the actual achievement on corporate targets. These targets are market share, financial and operational performance parameters relating to return on invested capital parameters.

The 2003 vested pension benefit[1] (in euro, except for Mr. Chavoustie, which is in USD) of individual members of the Board of Management were as follows:

D.J. Dunn	85,082
P.T.F.M. Wennink	30,323
M.A. van den Brink	38,198
S.K. McIntosh	50,537
D.P. Chavoustie[2]	10,000

[1]	Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have further pension obligations beyond the annual premium contribution.

[2]	Amount in USD

F-38

Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:

						Share
		Granted	Exercised			price on
	Jan 1,	during	during	Dec. 31,	Exercise	exercise	Expiration
	2003	2003	2003	2003	price	date	date

D.J. Dunn	600,000		—	600,000	17.51	—	01-04-2005
	67,500		—	67,500	58.00	—	20-01-2012
	30,000		—	30,000	40.40	—	22-01-2007
	30,000		—	30,000	20.28	—	21-01-2008
		30,000	—	30,000	7.02	—	22-04-2013
P.T.F.M. Wennink	30,000		—	30,000	11.05	—	01-01-2005
	31,500		—	31,500	58.00	—	20-01-2012
	15,660		—	15,660	40.40	—	22-01-2007
	50,000		—	50,000	29.92	—	22-01-2007
	20,960		—	20,960	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
		20,000	—	20,000	7.02	—	22-04-2013

M.A. van den Brink	21,600		—	21,600	14.87	—	21-01-2005
	31,500		—	31,500	58.00	—	20-01-2012
	19,860		—	19,860	40.40	—	22-01-2007
	26,560		—	26,560	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
		20,000	—	20,000	7.02	—	22-04-2013

D.P. Chavoustie	60,000		—	60,000	15.24	—	20-10-2005
	30,000		—	30,000	10.42	—	20-10-2005
	46,800		—	46,800	14.87	—	20-10-2005
	67,500		—	67,500	56.48	—	20-01-2012
	25,500		—	25,500	29.92	—	22-01-2007
	30,240		—	30,240	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
		20,000	—	20,000	7.02	—	22-04-2013

S.K. McIntosh	21,000		—	21,000	40.40	—	22-01-2007
	250,000		—	250,000	29.92	—	22-01-2007
	28,080		—	28,080	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
		20,000	—	20,000	7.02	—	22-04-2013

F-39

Supervisory Board	During 2002 and 2003, the individual members of the Supervisory Board received the following remuneration (in euro):

Year ended December 31	2002	2003

H. Bodt	40,000	40,000
P.H. Grassmann	25,000	25,000
S. Bergsma	25,000	25,000
A. Westerlaken[1]	25,000	0
J.A. Dekker	25,000	25,000
M.J. Attardo[2]	25,000	25,000
J.W.B. Westerburgen[3]	0	25,000

[1] Membership ended March 21, 2002,

[2] M.J. Attardo owns 34,722 options on shares of the Company.

[3] Membership started March 21, 2002.

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2002. Those securities are not part of members’ remuneration from the Company and are therefore not included.

19. Selected operating expenses and additional information

Personnel expenses for all employees were:

Year ended December 31	2001	2002	2003

Wages and salaries	413,011	371,281	326,678[1]
Social security expenses	33,412	31,897	24,640
Pension and retirement expenses	24,137	22,324	23,150

Total	470,560	425,502	374,468
[1]	The average wages and salaries per average number of employees decreased in 2003 compared to 2002 as a result of the decline in the USD versus the euro during 2003.

The average number of employees from continuing operations during 2001, 2002 and 2003 was 6,434, 5,640 and 5,323, respectively (excluding non-payroll employees). The total number of personnel employed per sector was:

F-40

As of December 31	2001	2002	2003

Marketing & Technology	1,689	1,708	1,507
Goodsflow	1,526	1,416	1,184
Customer Support	1,964	2,090	1,717
General	716	588	518
Sales	144	169	133
Total continuing operations	6,039	5,971	5,059
Total discontinued operations	1,031	712	119	[1]
Total number of employees (including non-payroll employees)	7,070	6,683	5,178

[1]	As of January 1, 2004, these employees are transferred to newly incorporated companies of the buyer of ASML’s Thermal business.

In 2001, 2002 and 2003, a total of 2,972, 2,857 and 2,649 employees in the Company’s continuing operations (excluding non-payroll employees), respectively, were employed in the Netherlands.

20. Vulnerability due to certain concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen, Germany. ASML sells a substantial number of lithography systems to a limited number of customers. In 2003, sales to one customer accounted for EUR 314 million or 20 percent of net sales. In 2002, sales to one customer accounted for EUR 377 million, or 19 percent of net sales. As a result of the limited number of customers, credit risk on receivables is concentrated. ASML’s three largest customers accounted for 44 percent of accounts receivable at December 31, 2003, compared to 42 percent at December 31, 2002. Business failure of one of ASML’s main customers may result in adverse effects on its business, financial condition and results of operations.

21. Capital stock

Cumulative preference shares	In 1998 as extended in 2003, the Company has granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have the same voting rights as ordinary

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

Declaration of Independence	The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is independent of the Company as defined in article A2bI of “Bijlage X bij het Fondsenreglement van Euronext Amsterdam.” The Board of the Foundation comprises three voting members from the Netherlands business and academic communities, Mr. R.E. Selman, Mr. F.H.M. Grapperhaus and Mr. M.W. den Boogert, and one non-voting member, the Chairman of the Company’s Supervisory Board, Mr. H. Bodt.

Priority shares	The priority shares are held by the “Stichting Prioriteitsaandelen ASML Holding N.V.”, a foundation having a self-elected board that must consist solely of members of the Company’s Supervisory Board and Board of Management.

As of December 31, 2003, the board members were:

• Doug J. Dunn

• Henk Bodt

• Syb Bergsma

• Jan A. Dekker

• Peter T.F.M. Wennink

An overview of the other functions held by above persons can be obtained at the Company’s office. In the joint opinion of the Company and the foregoing members of the board of the priority share foundation, the composition of the board conforms with Appendix X, Article C.10 of the Listing and Issuing Rules of the Euronext Amsterdam. [1]

The priority shares are not entitled to dividends but have a preferred right over all other outstanding preferred and ordinary shares on the return of their nominal value in the case of winding up the Company. Holders of priority shares are required to approve certain significant corporate decisions and transactions of the Company. These decisions and transactions encompass, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

Veldhoven, January 30, 2004

Adopted by The Board of Management: Doug J. Dunn Peter T.F.M. Wennink Martin A. van den Brink David P. Chavoustie Stuart K. McIntosh

Approved by The Supervisory Board: Henk Bodt Syb Bergsma Michael J. Attardo Peter H. Grassmann Jos W.B. Westerburgen Jan A. Dekker

[1]	Article C10 states that the issuer shall ensure that not more than half of the priority shares are being held by managing directors of the issuer or, where the priority shares are held by a legal entity, that no more than half of the number of votes to be exercised in meetings of the foundation in which decisions are made about the exercise of the voting rights of the priority shares, can be exercised, directly or indirectly, by persons who are also managing directors of the issuer.

Independent Auditors’ Report

To the Supervisory Board, Board of Management and Shareholders of ASML Holding N.V. Veldhoven, the Netherlands

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and its subsidiaries (collectively, the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003 (all expressed in euros). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations, comprehensive income and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eindhoven, the Netherlands January 30, 2004

Exhibit Index

Exhibit No.	Description

1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 6 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on June 18, 2002 (File No. 0-25566))
2.1	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.75% Convertible Subordinated Notes due 2006 (Incorporated by reference to Exhibit 2.3. of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001)
2.2	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding NV and the Bank of New York relating to the Registrant’s 5.50 percent Convertible Subordinated Notes due 2010*
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000)#
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003*#
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management*
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board*
4.5	Employee Agreement between ASML Holding N.V. and Doug J. Dunn*
4.6	Employee Agreement between ASML Holding N.V. and Stuart K. McIntosh*
4.7	Employee Agreement between ASML Holding N.V. and David P. Chavoustie*
4.8	Form of Employee Agreement for members of the Board of Management*
4.9	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to exhibit 4.4 to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
8.1	List of Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of Deloitte & Touche*

*Filed herewith

# Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission