Form 20-F
period 2004-12-31
ASML HOLDING NV
filed 2005-02-03
CIK 937966

Form 20-F

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004

Commission file number 025566

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

483,676,483 Ordinary Shares
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

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

Contents

Part I

Item 1 Identity of Directors, Senior Management and Advisors

Item 2 Offer Statistics and Expected Timetable

Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property,Plants and Equipment

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

Item 15 Controls and Procedures

Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Part III

Item 17 Financial Statements

Item 18 Financial Statements

Item 19 Exhibits
Exhibit 4.5
Exhibit 4.10
Exhibit 4.11
Exhibit 4.12
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 13.1
EXHIBIT 15.1

Part I

Special Note Regarding Forward-Looking Statements

In addition to historical information, this annual report on Form 20-F contains statements relating to our future business and/or results. These statements include certain projections and business trends that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words.

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

Presentation of Financial and Operational Information

In May 2001, we consummated our merger with Silicon Valley Group, Inc. (“SVG”), now part of ASML US, Inc. (“ASML US”). The merger is accounted for under the “pooling of interests” method. Therefore, the selected financial data of ASML Holding N.V. (“ASML” or the “Company”) for the years ended December 31, 2001 and 2000, reflect the combination of financial statements for ASML’s historical operations with those of SVG.

Because SVG’s year end prior to the merger differed from ASML’s year end, in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), ASML’s selected financial data for the year ended December 31, 2000 contain the results of ASML’s historical operations for the twelve months ended December 31, 2000 and the results of SVG’s historical operations for the twelve months ended September 30, 2000.

On December 18, 2002, we announced the proposed divestiture of our Thermal business, including related customer support activities, and the termination of our manufacturing activities in the Track business. As a result of this decision, our consolidated financial statements for each of the three years ended December 31, 2004, our selected financial data for each of the five years ended December 31, 2004 and the financial and operational information presented in this annual report on Form 20-F have been adjusted to present these businesses as discontinued operations, instead of as a separate segment as they had been reported prior to the divestiture announcement.

Subsequent to the issuance of the Company’s 2003 financial statements, we concluded that the presentation under cash flows from investing activities of the capitalization and sale of equipment that is used for demonstration and training systems for a certain period of time, before they are sold to customers, is inconsistent with the fact that the actual initial cash outflow relating to the construction of the equipment, and the ultimate cash inflow relating to the sale of the equipment have the nature of operating cash flows. We therefore have reclassified these cash flows from investing activities to operating activities in our consolidated statements of cash flows for each of the two years ended December 31, 2003, our selected financial data for each of the four years ended December 31, 2003 and the financial and operational information presented in this annual report. See Note 1 to the Consolidated Financial Statements.

Item 1

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2

Offer Statistics and Expected Timetable

Not applicable.

Item 3

Key Information

A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements.”

Year ended December 31	2000	2001	2002	2003	2004
(in thousands, except per share data) [1]	EUR	EUR	EUR	EUR	EUR

Consolidated statements of operations data
Net sales	2,672,630	1,589,247	1,958,672	1,542,737	2,465,377
Cost of sales	1,571,816	1,558,234	1,491,068	1,173,955	1,559,738

Gross profit on sales	1,100,814	31,013	467,604	368,782	905,639
Research and development costs	327,015	347,333	324,419	305,839	352,920
Research and development credits	(24,983)	(16,223)	(26,015)	(19,119)	(21,961)
Selling, general and administrative expenses	256,513	245,962	263,243	212,609	201,629
Restructuring and merger and acquisition costs (credits)	0	44,559	0	24,485	(5,862)

Operating income (loss)	542,269	(590,618)	(94,043)	(155,032)	378,913
Minority interest in net result from subsidiaries	(3,205)	3,606	0	0	0
Interest income (expense), net	12,593	(7,207)	(36,781)	(29,149)	(16,073)

Income (loss) from continuing operations before income taxes	551,657	(594,219)	(130,824)	(184,181)	362,840
(Provision for) benefit from income taxes	(167,923)	179,017	42,779	59,675	(127,380)
Cumulative effect of accounting changes net of tax	(2,676)	0	0	0	0

Net income (loss) from continuing operations	381,058	(415,202)	(88,045)	(124,506)	235,460
Loss from discontinued operations before income taxes	(3,685)	(103,001)	(183,624)	(59,026)	0
Benefit from income taxes	674	39,211	63,846	23,316	0

Net loss from discontinued operations	(3,011)	(63,790)	(119,778)	(35,710)	0

Net income (loss)	378,047	(478,992)	(207,823)	(160,216)	235,460

Earnings per share data [2,3]
Basic net income (loss) from continuing operations per ordinary share	0.83	(0.89)	(0.18)	(0.26)	0.49
Basic net loss from discontinued operations per ordinary share	(0.01)	(0.14)	(0.26)	(0.07)	0.00
Basic net income (loss) per ordinary share	0.82	(1.03)	(0.44)	(0.33)	0.49
Diluted net income (loss) per ordinary share	0.78	(1.03)	(0.44)	(0.33)	0.49

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	461,887	465,866	476,866	482,240	483,380
Diluted	483,127	465,866	476,866	482,240	484,661

1 The selected consolidated data for all periods presented have been adjusted to reflect the effects of our decision in December 2002 to discontinue our Track business and divest our Thermal business which we substantially divested in October 2003.
2 All net income (loss) per ordinary share amounts have been retroactively adjusted to reflect the three-for-one stock split in April 2000, as well as the issuance of 47,139,000 ordinary shares in connection with the May 2001 merger with SVG, which was accounted for as a pooling of interests.
3 The calculation of the number of ordinary shares used in computing (i) diluted net income per ordinary share in 2001, 2002, 2003 and 2004 does not assume conversion of ASML’s outstanding Convertible Subordinated Notes and (ii) diluted net income per ordinary share in 2001, 2002 and 2003 does not assume the effect of the exercise of options issued under ASML’s stock option plans, as such conversions and exercises would have an anti-dilutive effect.

As of December 31	2000	2001	2002	2003	2004
(in thousands)	EUR	EUR	EUR	EUR	EUR

Consolidated balance sheets data
Working capital[4]	1,161,178	912,033	993,810	435,502	640,741
Total assets	3,432,972	3,643,840	3,301,688	2,868,282	3,243,766
Long-term liabilities	871,742	1,588,846	1,233,398	1,040,556	1,039,023
Total shareholders’ equity	1,666,212	1,226,287	1,315,516	1,141,207	1,391,602

Consolidated statements of cash flows data[5]
Purchases of property, plant and equipment	(112,167)	(160,427)	(89,282)	(48,567)	(74,979)
Depreciation, amortization and impairment	111,133	138,959	186,686	156,900	93,144
Net cash provided by (used in) operating activities	188,189	(328,017)	(61,127)	532,659	257,147
Net cash used in investing activities	(89,331)	(197,693)	(72,876)	(49,028)	(60,398)
Net cash provided by (used in) financing activities	34,198	664,290	21,427	(68,156)	18,871
Net cash provided by (used in) discontinued operations	(45,048)	(69,815)	(127,473)	12,736	(5,880)
Net increase (decrease) in cash and cash equivalents	248,812	(73,522)	(241,918)	359,046	200,324

Ratios and other data
Increase (decrease) in net sales from continuing operations (in percent)	76.1	(40.5)	23.2	(21.2)	59.8
Gross profit from continuing operations as a percentage of net sales	41.2	2.0	23.9	23.9	36.7
Operating income (loss) from continuing operations as a percentage of net sales	20.3	(37.2)	(4.8)	(10.0)	15.4
Net income (loss) from continuing operations as a percentage of net sales	14.3	(26.1)	(4.5)	(8.1)	9.6
Shareholders’ equity as a percentage of total assets	48.5	33.7	39.8	39.8	42.9
Backlog of new systems (in units) at year end for continuing operations	365	117	103	103	119
Backlog of used systems (in units) at year end for continuing operations	0	1	7	21	12
Backlog of systems (in units) at year end for continuing operations	365	118	110	124	131
Sales of systems (in units) from continuing operations	455	197	205	169	282
Number of employees at year end for continuing operations	6,628	6,039	5,971	5,059	5,071
Number of ordinary shares outstanding (in thousands)	463,395	466,978	482,182	482,514	483,676
Stock price ASML at year end[6]	24.19	19.52	7.96	15.72	11.81
Volatility % ASML shares (260 days)[7]	80.0%	71.0%	89.0%	60.9%	37.4%

4 Working Capital is calculated as the difference between total current assets, excluding cash and cash equivalents, and total current liabilities.
5 Cash flows from operating activities for the years 2000 through 2003 have been restated to reflect our reclassification of the cash in- and outflow from sales of equipment that is initially used for demonstration and training purposes, from cash flows from investing activities to cash flows from operating activities. The net effect of these reclassifications did not have any impact on our cash and cash equivalents or total cash flows. See note 1 to the Consolidated Financial Statements.
6 Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam N.V. (Source: Bloomberg)
7 Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam N.V. as measured over the last 260 business days of each year presented. (Source: Bloomberg)

Exchange Rate Information

We publish our consolidated financial statements in euro. In this Annual Report, references to “€”, “EUR” or “euro” are to euro, and references to “$”, “dollars”, “U.S. dollars”, “USD” or “US$” are to United States dollars. Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2004 have been translated into United States dollars using an exchange rate in effect on December 31, 2004 of US$ 1.00 = EUR 0.73292. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

Historically, a portion of our revenues and expenses has been denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. “Operating results, Foreign Exchange Management” and Note 1 to our consolidated financial statements.

The following are the Noon Buying Rates certified by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) expressed in euro per U.S. dollar.

						2005
Calendar period	2000	2001	2002	2003	2004	(Jan. 26)

Period End	1.07	1.12	0.95	0.79	0.74	0.76
Average [1]	1.09	1.12	1.05	0.88	0.80	0.76
High	1.21	1.19	1.16	0.97	0.85	0.77
Low	0.97	1.05	0.95	0.79	0.73	0.74

[1]	The average of the Noon Buying Rates on the last business day of each month during the period presented.

	August	September	October	November	December	January 26
Months of	2004	2004	2004	2004	2004	2005

High	0.83	0.83	0.81	0.79	0.76	0.77
Low	0.81	0.81	0.78	0.75	0.73	0.74

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

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

Risks Related to the Semiconductor Industry

The Semiconductor Industry is Highly Cyclical and We May be Adversely Affected by Any Future Downturns

As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, the timing, duration and volatility of which are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our photolithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	the current and anticipated market demand for semiconductors and for products utilizing semiconductors;

•	semiconductor prices;

•	semiconductor production costs; and

•	general economic conditions.

Changes in demand for our products as a result of these business cycles have affected the timing and amounts of customers’ capital equipment purchases and investments in new technology. Future reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

In anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory, and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead time to complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues and damage to customer relationships.

Conversely, in an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the number of lithography systems we must sell in a year to achieve positive net income. If we are unable to lower costs in an industry downturn, our net income may decline significantly. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we also incur costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, exercising downward pressure on prices, which has had in the past, and could have in the future, a material adverse effect on our results of operations.

Our Business Will Suffer If We Do Not Respond Rapidly to Commercial and Technological Changes in the Semiconductor Industry

The semiconductor manufacturing industry is subject to:

•	rapid change towards more complex technologies;

•	frequent new product introductions and enhancements;

•	evolving industry standards;

•	changes in customer requirements; and

•	continued shortening of product life cycles.

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

In addition, we may invest considerable financial and other resources to develop and introduce new products and product enhancements that our customers may not ultimately adopt. If our customers do not adopt these or other products or enhancements that we develop, we would not recoup any return on our investments in these technologies, which may result in charges to our statement of operations.

We Face Intense Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are:

•	the technical performance characteristics of a photolithography system;

•	the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support; and

•	the strength and breadth of our portfolio of patents and other intellectual property rights relative to those of our competitors.

Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis. See Item 4.B. “Business Overview, Intellectual Property” and Note 14 to our consolidated financial statements.

The costs to develop new systems, in particular photolithography systems, are extremely high and accordingly, the photolithography equipment industry is characterized by the dominance of a few suppliers. ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate, and ASML has sold only a limited number of systems to Japanese customers.

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

The number of photolithography systems we have been able to produce has occasionally been limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our sole supplier of lenses and other critical optical components. The inability of Zeiss to maintain and increase production levels or our inability to maintain our business relationship with Zeiss in the future could result in our inability to fulfill orders, which could damage relationships with current and prospective customers and have an adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview, Manufacturing, Logistics and Suppliers.”

In addition to Zeiss’ current position as our sole supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV,” used in our high resolution steppers and Step & Scan systems, are available from only a limited number of suppliers.

Although the timeliness, yield and quality of deliveries to date from our remaining subcontractors generally have been satisfactory, manufacturing certain of these components and subassemblies is an extremely complex process and delays caused by suppliers may occur in the future. A prolonged inability to obtain adequate deliveries, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

A High Percentage of Net Sales is Derived from a Few Customers

Historically, we have sold a substantial number of lithography systems to a limited number of customers. While the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. The loss of any significant customer or any reduction in orders by a significant customer may have an adverse effect on our business, financial condition and results of operations.

In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales, compared to EUR 314 million, or 20 percent of net sales, in 2003. As a result of the limited number of our customers, credit risk on our receivables is concentrated. Our three largest customers accounted for 38 percent of accounts receivable at December 31, 2004, compared to 44 percent at December 31, 2003. Business failure of one of our main customers may result in adverse effects on our business, financial condition and results of operations.

The Pace of Introduction of Our New Products is Accelerating and is Accompanied by Potential Design and Production Delays and by Significant Costs

The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning curve effect in our product development cycle, we cannot precisely predict the time and expense required to overcome these initial problems and to ensure full performance to specifications. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we expected in our product introduction plans, which could adversely affect our business, financial condition and results of operations.

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products

We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (282 units in 2004 and 169 units in 2003), with an average selling price in 2004 of EUR 7.7 million (EUR 9.3 million for new systems and EUR 2.6 million for used systems). As a result, the timing of recognition of revenue from a small number of transactions may have a significant impact on our net sales and other operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	the highly cyclical semiconductor business industry;

•	unanticipated shipment rescheduling;

•	cancellation by customers;

•	unexpected manufacturing difficulties; and

•	delays in deliveries by suppliers,

may cause net sales in a particular reporting period to fall significantly below our expectations, which would, in turn, adversely affect our operating results for that period.

Since the first quarter of 2003, we have published financial results on a quarterly basis. Our published quarterly earnings have varied significantly from quarter to quarter and may vary in the future as a result of the above .

Our Financial Condition and Results of Operations Reported in Accordance with International Financial Reporting Standards May Differ from our Financial Condition and Results of Operations Reported in Accordance with U.S. GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market, such as Euronext Amsterdam N.V. (“Euronext Amsterdam”), to publish financial statements in accordance with International Financial Reporting Standards (“IFRS”). While we intend to continue publishing U.S. GAAP financial statements, we also will comply with IFRS from January 1, 2005 onwards.

Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our ordinary shares.

See Item 5.A. “Operating Results, Principal Differences Between IFRS and U.S. GAAP.”

Compliance with Internal Controls Evaluations and Attestation Requirements

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, ASML will be required, as a foreign private issuer, beginning in fiscal 2005, to perform an evaluation of its internal controls over financial reporting and have its auditor publicly attest to such evaluation. We have prepared an internal plan of action for compliance, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet finalized the evaluation. Compliance with these requirements is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent auditor cannot attest to our evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls, with a corresponding adverse effect on our share price.

Failure to Adequately Protect the Intellectual Property Rights upon Which We Depend Could Harm Our Business

We rely on patents, copyrights, trade secrets and other measures to protect our proprietary technology. However, there is no assurance that such measures will be adequate. We face risks that:

•	competitors may be able to develop similar technology independently;

•	our pending patent applications may not be granted as expected;

•	the steps we take to prevent misappropriation or infringement of our intellectual property may not be successful; and

•	intellectual property laws may not sufficiently protect our proprietary rights or may adversely change in the future.

In addition, litigation may be necessary in order to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.

Defending Against Intellectual Property Claims by Others Could Harm Our Business

We face a continuing risk that we will be subject to claims alleging the infringement of others’ patents or intellectual property rights. If successful, these claims could limit or prohibit us from developing our technology and producing our products, which could have a material adverse effect on our business, financial condition and results of operations.

In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. In addition, our customers may be subject to claims of infringement from third parties, alleging that our equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to the use of our equipment infringe one or more patents issued to such parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement. We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims by others. This may adversely affect our business, financial condition and results of operations.

We Are Subject to Risks in our International Operations

The majority of our business activity is conducted outside Europe, including in developing and emerging markets in Asia. There are a number of risks inherent in doing business in those markets, including the following:

•	potentially adverse tax consequences;

•	unfavorable political or economic environment;

•	unexpected legal or regulatory changes; and

•	inability to effectively protect intellectual property.

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be adversely affected.

Disruption in Taiwan’s Political Environment Could Seriously Harm Our Business and the Market Price of Our Shares

Approximately 27% of our 2004 revenues and approximately 12% of our 2003 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Relations between Taiwan and the People’s Republic of China, changes in Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could affect our business, financial condition and results of operations.

We Are Subject to Environmental Laws and Regulations

We are subject to Dutch and foreign environmental regulations in areas such as energy resource management, use, storage, discharge and disposal of hazardous substances, recycling, clean air, water protection and waste disposal. We believe that we have taken adequate measures to comply with these regulations in the course of our ordinary business operations. Furthermore, we do not believe that any environmental laws or regulations currently in effect will have an adverse effect on our business, financial condition and results of operations. However, we cannot predict whether any pending or future legislation will be adopted or what the effect of such legislation would be on our business, financial condition and results of operations.

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

Because of Labor Laws and Practices, Any Workforce Reductions That We May Wish to Implement In Order To Reduce Costs Company-Wide May Be Delayed or Suspended

The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to certain formal procedures, which can delay or may result in the modification of, our planned workforce reductions. For example, in the Netherlands, if our Works Council does not agree with a proposed workforce reduction but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Netherlands courts. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors. See Item 6.D. “Employees.”

Fluctuations in Foreign Exchange Rates and Interest Rates Could Harm Our Results of Operations

We are exposed to currency risks and interest rate risks. We are particularly exposed to fluctuations in the exchange rate between the U.S. Dollar and the euro, as we incur manufacturing costs and price our systems predominantly in euro while a portion of our revenue and cost of sales is denominated in U.S. dollars.

In addition, a substantial portion of our assets, liabilities and operating results are denominated in U.S. dollars, and a minor portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S.

dollar. Our consolidated financial statements are expressed in euros. Accordingly, our results of operations are exposed to fluctuations in various exchange rates.

Furthermore, a strengthening of the euro, particularly against the U.S. Dollar and the Japanese Yen could lead to intensified price-based competition in those markets that account for the majority of our sales, resulting in lower prices and margins and an adverse impact on our business, financial condition and results of operations.

We are also exposed to fluctuations in interest rates. As of December 31, 2004, ASML had a net cash position. A decrease of the short-term interest rates could diminish the interest income on our cash holdings, adversely affecting our financial results.

Also see Item 5.A. “Operating Results, Foreign Exchange Management,” Item 5.F. “Tabular Disclosure of Contractual Obligations,” Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 4 to our consolidated financial statements.

Risks Related to Our Ordinary Shares

The Price of Our Ordinary Shares is Very Volatile

The current market price of our ordinary shares may not be indicative of prices that will prevail in the future. In particular, the market price of our ordinary shares experiences significant fluctuation, including fluctuation that is unrelated to our performance. We expect that this fluctuation will continue in the future.

Restrictions on Shareholder Rights May Dilute Voting Power

Our Articles of Association provide that we are subject to the provisions of Netherlands law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. In addition, the provisions in our Articles of Association relating to our Priority Shares have the effect of taking control over certain significant corporate decisions away from holders of ordinary shares. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of the Board of Management or members of our Supervisory Board than if we were incorporated in the United States.

We also have a class of protective cumulative preference shares (the “Preference Shares”) and have granted to Stichting Preferente Aandelen ASML, a Netherlands foundation, an option to acquire from us, at their nominal value of EUR 0.02 per share, a number of preference shares equal to the number of ordinary shares outstanding at the time of option exercise. This effectively would dilute by one-half the voting power of our outstanding ordinary shares, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

See further Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association.”

Item 4

Information on the Company

A. History and Development of the Company

We commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Taiwan, Italy, France, Germany, the United Kingdom, Ireland, the Republic of Korea, Singapore, Israel, China, Japan and Malaysia. In 2001, we changed our name from ASM Lithography Holding N.V. to ASML Holding N.V. Our registered office is located at De Run 6501, 5504 DR Veldhoven, the Netherlands, telephone +31 40 268 3000.

In May 2001, we merged with SVG (now part of ASML US, Inc.), a company that was active in the Lithography, Track and Thermal businesses. In December 2002, we announced the termination of our manufacturing activities in the Track business and the divestiture of our Thermal business. In October 2003, we substantially completed the divestiture of our Thermal business.

Capital Expenditures

Our principal capital expenditures within continued operations over the past three years amounted to EUR 111.3 million for 2004, EUR 74.5 million for 2003 and EUR 138.6 million for 2002. The related cash outflows amounted to EUR 75.5 million for 2004, EUR 51.7 million for 2003 and EUR 89.3 million for 2002. See Consolidated Statements of Cash Flows in our consolidated financial statements. Our capital expenditures consist of machinery and equipment (e.g. prototypes, demonstration systems and training models), information technology investments, leasehold improvements to our facilities and licenses of patents related to lithography equipment. Our Veldhoven headquarters is financed through a special purpose vehicle that is a variable interest entity. See

Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements. All other current capital expenditures are financed internally.

Divestitures within continued operations, principally comprising machinery and equipment (more specifically, demonstration systems and training systems), amounted to EUR 36.2 million for 2004, EUR 48.8 million for 2003 and EUR 58.7 million for 2002. See Notes 8 and 9 to our consolidated financial statements.

B. Business Overview

We are one of the world’s leading providers of advanced technology systems for the semiconductor industry, based on market share. We offer an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits (“semiconductors” or “ICs”). We supply systems to integrated circuit manufacturers throughout the United States, Asia and Europe, and also provide our customers with a full range of support from advanced process and product applications knowledge to complete round-the-clock service support.

Value of Ownership

Our business model is based on our Value of Ownership concept that consists of the following:

•	offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms;

•	providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity;

•	maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput, low-cost volume production at the earliest possible date;

•	enhancing the capabilities of the installed base through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;

•	reducing the cycle time between customer order of a system and the use of that system in volume production on-site;

•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners;

•	improving the reliability and uptime of our installed system base; and

•	providing re-marketing services that effectively increase residual value by extending the life of equipment.

Market and Technology Overview

The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller, lower cost ICs capable of performing a greater number of functions at higher speeds and with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variations, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Photolithography is used to imprint complex circuit patterns onto the wafers that are the primary raw material for ICs, and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

We primarily design, manufacture, market and service semiconductor processing equipment used in the fabrication of integrated circuits. Our photolithography equipment includes Step & Scan systems, which combine stepper technology with a photoscanning method.

Our TWINSCAN product platform was introduced in July 2000 and leverages the production-proven elements from our PAS 5500 product family to address the industry shift toward larger (300 millimeter) wafers. The TWINSCAN platform became in 2003 the vehicle to introduce improved resolution products both for 300 millimeter and 200 millimeter wafer size factories. Our PAS 5500 product family, which supports a maximum wafer size of 200 millimeter in diameter, comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV (including 248 nanometer and 193 nanometer wavelength) processing of wafers.

We are currently performing further research & development on immersion lithography, which is the most probable solution to lower the cost per wafer and increase resolution. During the second half of 2004, we delivered two pre-production immersion systems to research institutes and one to a commercial customer. We expect volume shipments of immersion lithography systems to commence in 2005.

We are also currently performing research & development on maskless lithography. Maskless lithography is one of the possible solutions to manage escalating mask cost, which is becoming a dominant factor in bringing new semiconductor designs to market for advanced technology nodes. Designs resulting in small quantities of wafers produced, designs with many changes or designs that require a fast time-to-market will particularly benefit from this technology. In December 2004, Micronic Laser Systems AB (“Micronic”) and ASML agreed to a license agreement relating to the development of optical maskless lithography technology for semiconductor manufacturing.

We are currently performing research & development on Extreme Ultra-Violet Lithography (“EUVL”). EUVL, combining a wavelength of 13.5 nanometer and an initial numerical aperture of 0.25, will provide a large process window compared to today’s applications and will be a multi-generation lithography solution. ASML is currently building prototype systems which are expected to be delivered to research institutes at the end of 2005 and early 2006.

During 2004, we decided to suspend our research and development activities on 157 nanometer technology as our customers decided, because of the expected benefits from immersion lithography, not to adopt this technology yet.

Products

ASML develops lithography systems for the semiconductor industry and related technologies. Our product development strategy focuses on the development of product families based on a modular, upgradeable design.

Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV processing of wafers up to 200 millimeter in diameter. In mid-1997, we introduced the PAS 5500 Step & Scan systems with improved resolution and overlay. Since then, we have further developed and expanded this Step & Scan family. This modular upgradeable design philosophy has been further refined and applied in the design of our most advanced product family, the TWINSCAN platform, which is the basis for our current and next generation Step & Scan systems, producing wafers up to 300 millimeter in diameter and capable of extending shrink technology beyond 70 nanometers.

Our older PAS 2500 and PAS 5000 families are suitable for g-line and i-line processing of wafers up to 150 millimeter in diameter and are employed in manufacturing environments and in special applications for which design resolutions no more precise than 0.5 microns are required.

For processing of 200 millimeter wafers using step-and-scan technology, PAS 5500 series is the preferred product range. ASML offers PAS 5500 systems based on i-line technology (using light with a 365 nanometer wavelength), KrF (with 248 nanometer wavelength) and ArF (using 193 nanometer wavelength).

For processing of 300 millimeter wafers, ASML is offering TWINSCAN systems based on i-line, KrF and ArF technology. In 2003, ASML introduced the second generation of TWINSCAN systems based on the XT body with a reduced footprint and a 50% reduction in specified installation facility requirements.

In April 2004, ASML introduced the TWINSCAN XT:1400 for dry and wet lithography. The system is a 0.93 NA, 193 nanometer scanner that images at the 65 nanometer node in volume production environments. The XT:1400 can also be used for pre-production testing and development at the 45 nanometer node. The first shipments are expected in the first half of 2005. The XT:1400 has a unique architecture found only in ASML systems. The design provides customers with the option of transitioning the system from “dry” to immersion lithography through an ‘immersion conversion’ kit. The XT:1400 gives customers the flexibility to include immersion into their technology roadmaps while protecting their investments in dry 193 nanometer technology. This significantly lowers risks with wavelength transitions.

During the second half of 2004, we shipped ASML’s first lithography systems based on immersion technology. These shipments mark delivery of the industry’s first high productivity immersion scanners for production applications. We have a unique competitive advantage in immersion techniques due, in part, to the dual-stage design of the TWINSCAN system. Wafer measurement – including focus and overlay – is completed on the dry stage while the imaging process, using immersion fluid applied between the wafer and the lens, is completed on the other, wet stage. The dual-stage advantage of TWINSCAN systems enables our customers to gain the process enhancements of immersion and to continue with familiar and proven metrology technology.

We also continually develop and sell a range of product options and enhancements designed to increase productivity and to optimize value of ownership over the entire life of our systems.

Current ASML Lithography product portfolio of Steppers and Step & Scan Systems

Feature Size	Wavelength of Light

Feature size =	Wavelength = length of light going through projection lens;
Resolution =	The shorter the wavelength, the smaller the line width
Size of line	and the finer the pattern on the IC
width in Nanometer

	365 nm (i-line)	248 nm (KrF)	193 nm (ArF)
700	PAS 5500/22
350	PAS 5500/125
300	PAS 5500/250
280	PAS 5500/400
and AT:400

150		PAS 5500/350
130		PAS 5500/750 and AT:750
120		PAS 5500/800
110		PAS 5500/850 and AT:850

100			PAS 5500/1100 and AT:1100
90			PAS 5500/1150 and AT:1150
80			AT:1200
70			XT:1250 and XT:1250i
65			XT:1400 and XT:1400i

Notes:
1000 nanometer = 1 micron (µ) = 0.001mm = one millionth of a meter
PAS 5500/22/125/250/350 = Stepper system with wafer size of 200mm
PAS 5500/400 and up = Step & Scan system with wafer size of 200mm
AT and XT = TWINSCAN systems with wafer sizes of 200 and 300mm
This table does not include the older products sold on the PAS 2500 and PAS 5000 platforms.

Sales and Customer Support

We market and sell our products principally through our direct sales staff. In Asia, we sell our products primarily through our own direct sales staff, in certain jurisdictions supported by independent sales agents.

We support our customers with applications, service and technical support. Our field engineers and applications, service and technical support specialists are based throughout the United States, Europe and Asia.

During 2004, we continued sharpening our customer focus through the work of multiple cross-functional process improvement teams. These process improvement teams are striving to streamline and integrate our main business processes such as new product introduction, acquisition of orders from customers, fulfillment of orders, and post-delivery support and services.

Customers and Geographic Markets

In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales, compared to EUR 314 million, or 20 percent of net sales, in 2003. We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular year for the foreseeable future. See Note 17 to our consolidated financial statements for a breakdown of our sales by geographic segment.

Manufacturing, Logistics and Suppliers

Our business model is based on outsourcing a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the assembly and testing of a finished system from components and subassemblies that are manufactured to our specifications by third parties and by us and the testing of those components, subassemblies and finished systems. All of our manufacturing activities (subassembly, final assembly and system testing) are performed in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut. We procure stepper and Step & Scan system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as Value Sourcing that is based on competitive performance in quality, logistics, technology and total cost. The essence of Value Sourcing is to maintain a supply base that is world class, globally competitive and globally present.

Our Value Sourcing strategy is based on the following strategic principles:

•	maintaining long-term relationships with our suppliers;

•	sharing risks and rewards with our suppliers;

•	each supplier being less than 25% dependent on ASML;

•	dual sourcing of knowledge, globally, together with our suppliers; and

•	single, dual or multiple sourcing of products, where possible.

Value sourcing aligns the actual supplier performance to our requirements on quality, logistics, technology and total costs.

Zeiss is our sole external supplier of lenses and other critical optical components, which account for between 20 percent and 50 percent of our cost of goods sold, varying by product type, and which collectively accounted for approximately 30 percent of our aggregate cost of goods sold in 2004.

From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. Zeiss currently is capable of manufacturing a limited number of lenses and optical components for our wafer steppers and Step & Scan systems and is highly dependent on Zeiss’ manufacturing and testing facilities in Oberkochen and Wetzlar, Germany. During 2004, we were in some cases constrained by the number of lenses that Zeiss could produce.

If Zeiss is unable to maintain and increase production levels to respond to an increase in our customer demand in an industry upturn, we would be unable to fulfill orders for our systems, which could damage relationships with current and prospective customers and have an adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors, The Number of Systems We Can Produce is Limited by our Dependence on a Limited Number of Suppliers of Key Components.”

Our relationship with Zeiss is structured as an exclusive strategic alliance pursuant to several agreements concluded in 1997, 2000 and 2003 that set forth a framework for cooperation in the areas of product research, design, planning and manufacturing and pricing, as well as customer support and warranty service. Pursuant to these agreements, ASML and Zeiss will continue their strategic alliance on an exclusive basis until either party provides at least three years’ notice of its intent to terminate. Although we believe such an outcome is unlikely, if Zeiss were to terminate its relationship with us, or if Zeiss were unable to maintain production over a prolonged period (such as because of a catastrophe affecting Zeiss’ Oberkochen or Wetzlar facilities), we would effectively cease to be able to conduct our business.

In connection with a settlement of worldwide patent litigation between Nikon, ASML and Zeiss, ASML entered into a patent cross-license agreement with Nikon on December 10, 2004 (effective November 12, 2004), pursuant to which ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment (other than optical components) under patents owned or otherwise sublicensable by Nikon. Also in connection with the settlement, ASML entered into a sublicense with Zeiss on December 10, 2004 (effective November 12, 2004), pursuant to which Zeiss sublicensed to us all of its rights to exploit optical components from Nikon under the Nikon-Zeiss Patent Cross-License Agreement. See Item 10.C. “Material Contracts” for a summary of the ASML-Nikon Patent Cross License Agreement and the ASML/Zeiss Sublicense Agreement. ASML entered into the cross-license agreement with Nikon and the sublicense agreement with Zeiss because it believed that, notwithstanding the strength of its claims and defenses, doing so would be more cost effective than continuing to engage in expensive and protracted litigation and administrative proceedings with Nikon, the outcome of which was inherently uncertain.

Research and Development

The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential for us to maintain our competitive position. To meet this ongoing requirement, we have established sophisticated development centers in the Netherlands and the United States and, in addition, work jointly with independent research centers in nano-electronics and nano-technology. Those research centers focus on the next generations of chips and systems.

We have historically devoted a significant portion of our financial resources to research and development programs and we expect to continue to allocate significant resources to these efforts. We also apply for subsidy payments in connection with specific development projects under programs sponsored by the Netherlands government, the European Union and the U.S. government (Defense Advanced Research Projects Agency, or “DARPA”). Amounts received under these programs generally are not required to be repaid. See our discussions of research and development in Item 5 “Operating and Financial Review and Prospects”, and Notes 1 and 15 to our consolidated financial statements.

We invested EUR 353 million on research and development in continuing operations in 2004 (including a charge of EUR 49 million with respect to a cross-license agreement entered into between ASML and Nikon), compared to EUR 306 million in 2003 and EUR 324 million in 2002. We are also involved in joint research and development programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.

In 2004, our research and development efforts propelled further development of the TWINSCAN platform along with several leading edge technologies, including 248 nanometer, 193 nanometer, immersion and EUVL. Our research and development activities in 2004 also led to productivity and performance enhancements for our other existing product families. Moreover we continued our research into the feasibility of maskless technology.

Intellectual Property

We rely on intellectual property rights such as copyrights, patents, and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by us or, alternatively, to have appropriate licensing in place with respect to such technology. However, we face the risk that such measures will be inadequate. Competitors may be able to develop and protect similar technology independently. Also, our patent applications may not be approved as intended, and intellectual property laws may not sufficiently support our proprietary rights. Litigation may be necessary in order to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition or results of operations. We also may incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.

Patent litigation with Nikon

From 2001 through late 2004, we were a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon.

Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$60 million (approximately EUR 49 million) in 2004, and is obligated to make additional payments to Nikon of US$9 million (approximately EUR 7 million) each in 2005, 2006 and 2007. Zeiss made an initial payment to Nikon of US$40 million (approximately EUR 32 million) in 2004, and is required to make additional payments to Nikon of US$6 million (approximately EUR 4 million) in 2005, 2006 and 2007. See Item 10.C. “Material Contracts”.

Patent litigation with Ultratech Stepper, Inc

In May 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit against ASML that is proceeding in the United States District Court for the Northern District of California. Ultratech alleges that ASML is infringing Ultratech’s rights under a United States patent in connection with its manufacture and commercialization in the U.S. of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech’s complaint seeks injunctive relief prohibiting future sales and damages for past sales of this equipment. Ultratech may also seek prejudgment interest. Ultratech’s complaint also seeks enhanced damages based on alleged willful infringement. If the jury finds that ASML willfully infringed the patent, the court has the discretion to award three times the damages. In August 2002, the Court granted ASML’s motion for summary judgment of non-infringement, following which Ultratech appealed this judgment to the United States Court of Appeals for the Federal Circuit. On March 30, 2004, the Federal Circuit reversed the District Court’s grant of summary judgment and remanded the case to the District Court for determination of infringement under the Federal Circuit’s new construction of one of the terms of the asserted patent.

As a result of the Federal Circuit’s new construction, ASML is seeking additional discovery from Ultratech, with trial scheduled for May 2005. ASML believes it has meritorious defenses to Ultratech’s claims, including that ASML does not infringe Ultratech’s patent, and that the patent is invalid, and will vigorously defend itself against these claims. In the event a final non-appealable decision were to be rendered that was adverse to ASML, it could result in a damages award and substantially restrict or prohibit ASML’s sales in the United States, which in turn could have a material adverse effect on the Company’s financial position and results of operations.

Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are the technical performance characteristics of a photolithography system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. In addition, we believe that an increasingly important factor affecting our ability to compete is the strength and breadth of our portfolio of patent and other intellectual property rights relative to those of our competitors. We believe that the market for photolithography systems and the investments required to be a significant competitor in this market have resulted in increased competition for market share through the aggressive prosecution of patents to prevent competitors from using and developing their technology. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis. See Item 3.D. “Risk Factors, We Face Intense Competition.”

Government Regulation

Our business is subject to direct and indirect regulation in each of the countries in which our customers or we do business. As a result, changes in various types of regulation could affect our business adversely. The implementation of new technological or legal requirements could impact our products, or our manufacturing or distribution processes, and could affect the timing of product introductions, the cost of our production or product as well as their commercial success. Moreover, environmental and other regulations that adversely affect the pricing of our products could affect our net sales and operating profit. The impact of these changes in regulation could adversely affect our business even where the specific regulations do not directly apply to us or to our products.

C. Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a direct wholly-owned subsidiary, are as follows:

See Exhibit 8.1 for a list of our material subsidiaries.

D. Property, Plants and Equipment

We own several facilities, including office facilities, in the Netherlands, the United States and Japan. The book value of the buildings used in our continuing operations and owned by ASML amounted to EUR 81 million as of December 31, 2004. We lease our headquarters, applications laboratory and research and development facilities, manufacturing (assembly and testing) premises and some of our office facilities in Veldhoven, the Netherlands. The operating leases for several of our facilities are long-term and contain purchase options. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements. Some of our office facilities at our headquarters in Veldhoven are financed through a special purpose vehicle that is a variable interest entity. We also own and have regional sales and service offices and manufacturing facilities located worldwide near our customers’ premises.

We expect capital expenditures in 2005 to range between EUR 75 million and EUR 85 million, of which the majority will be allocated to machinery and tooling equipment and to IT hardware. See Item 4.A. “History and Development of the Company, Capital Expenditures.” See also Item 5.B. “Liquidity and Capital Resources” and Note 9 to our consolidated financial statements.

While we anticipate continuing capital expenditures for the purpose of upgrading and, where appropriate, incrementally expanding our facilities, we believe that our existing facilities are sufficient to accommodate the likely range of production volumes that we currently expect in the market for semiconductor manufacturing equipment for the next 2 years.

Item 5

Operating and Financial Review and Prospects

Executive Summary

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia.

Semiconductor Equipment Industry

Historically, the semiconductor industry has been highly cyclical. The number of lithography equipment units that we and our competitors shipped for the 5 years ended December 31, 2003 is set forth in the following table:

Year ended December 31	1999	2000	2001	2002	2003

Total lithography equipment units shipped	731	1,182	789	413	456

(Source: Gartner Dataquest)

The years 2001, 2002 and 2003 were an unprecedented period of downturn in the global semiconductor industry and, consequently, the semiconductor equipment industry. During the last quarter of 2003 and the first three quarters of 2004, however, our systems order intake showed considerable strength. This recovery resulted in 2004 in a significant improvement in net sales, gross profit on sales and net income. We have accumulated a significant backlog for deliveries in the first half of 2005. However, we remain cautious in our forecast as customer order push-outs are always possible, if overall semiconductor demand were not to materialize as expected. The order backlog as of December 31, 2004 comprises 131 lithography systems. ASML plans to ship 60 systems in the first quarter of 2005. The company has limited visibility for the second half of 2005.

Summary of operations

Our sales consist of product sales and service sales. Product sales generated approximately 91% of total net sales in 2004. During 2004, we shipped 282 systems to our customers, compared to 169 in 2003. During 2004, the average selling price of our systems (“ASP”) was EUR 7.7 million. During 2004, the ASP of our systems amounted in the first, second, third and fourth quarter of the year, respectively, to EUR 6.7 million, 7.6 million, 7.5 million and EUR 8.8 million. Based upon our backlog as of December 31, 2004, we estimate the ASP of systems we expect to ship in the first quarter of 2005 to be EUR 10.7 million. This increase in ASP reflects the industry’s shift from 200 millimeter towards 300 millimeter systems, as well as a shift from 365 nanometer towards 248 and 193 nanometer systems.

Cost of sales reflects primarily the costs of components and subassemblies that comprise our lithography systems, labor used in the manufacture of our systems and directly related overhead. We procure system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. During 2004, we continued our efforts to reduce our cost base by focusing on cost of goods reduction programs. These programs are effected in close cooperation with our supply chain in order to reduce the costs of manufacturing the components and modules for our systems, resulting in lower cost of goods. In addition, ASML made some redesigns to its current product portfolio. The impact of these programs is reflected in our gross margin. See Item 5.A. “Operating Results — Results of Operations”.

The semiconductor manufacturing industry is subject to rapid technological change and frequent new product introductions and enhancements. The cost to develop new systems is increasingly high. Our level of research and development expenditures reflects our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued investments in 248 nanometer high numerical aperture (NA) program, immersion and EUV. During 2004, ASML shipped the world’s first immersion tool.

Our break-even level is the minimum number of new systems that need to be sold in a year in order to achieve net profit in that year. We have reduced our break-even level to approximately 130 new systems as of the end of 2004 from a break-even level of 160 new systems as of the beginning of 2004, depending upon our product mix by:

•	adjusting our labor capacity over the past 2 years;

•	controlling our cost basis by focusing on cost of goods reduction programs;

•	increasing the value of ownership of our systems resulting in higher ASPs for our systems; and

•	increasing our operating flexibility.

Japanese Market

Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate and ASML has sold only a limited number of systems to Japanese customers. During 2004, ASML announced plans to increase its service, sales and marketing operations in Japan to serve its growing regional customer base. In July 2004, ASML received an order for its TWINSCAN lithography system for 300 millimeter production from a large Japanese electronics and electrical-equipment manufacturer. We now have four customers in Japan.

Settlement of Patent Litigation

Pursuant to agreements executed in the fourth quarter of 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, and is obligated to make additional payments to Nikon of US$ 9 million (approximately EUR 7 million) in each of 2005, 2006 and 2007. An amount of EUR 49 million pertains to past conduct and is expensed as research and development expenses in ASML’s statement of operations for the year ended December 31, 2004. The remaining value, in an amount of EUR 21 million, has been capitalized under intangible assets and will be amortized over a period of 5 years under cost of sales.

Restructuring Charges

In July 2003, ASML announced further workforce reductions of approximately 550 positions worldwide due to the continuing downturn in the semiconductor equipment industry. During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement. The amount of the provision was based upon severance arrangements agreed with our Works Council in the Netherlands for previous workforce reductions announced in December 2002. ASML’s Board of Management and ASML’s Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands which delayed the workforce reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, we recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. Our payments associated with these workforce reductions were EUR 2.5 million in 2004.

Dutch Corporate Income Tax Rate Reduction

A corporate income tax rate reduction in the Netherlands was enacted in the fourth quarter of 2004. As a consequence, we had to re-measure the valuation of our tax assets and liabilities accordingly. The re-measurement led to a one-time tax charge of approximately EUR 15 million. Income taxes represented 35.1 percent of income before taxes in 2004 (31.1 percent excluding one-time tax charge of approximately EUR 15 million), compared to 32.4 percent in 2003.

The enactment of the Dutch Corporate income tax rate reduction will lead to a decrease of the consolidated effective tax rate of approximately 3 percentage points to an expected tax rate of approximately 28 percent.

Key Performance Indicators

ASML uses key performance indicators in managing its business. The major key performance indicators for the three years ended December 31, 2004 are set forth in the following table.

Year ended December 31	2002	2003	2004

Growth
Total Net sales (EUR million)	1,959	1,543	2,465
Backlog of total systems (units)	110	124	131
Value of Backlog of total systems (EUR million)	1,089	993	1,691
ASP new systems (EUR million)	8.9	9.5	9.3
ASP backlog (EUR million)	9.9	8.0	12.9
Profitability
Gross profit on sales (percentage)	23.9	23.9	36.7
Net income (loss) (EUR million)	(208)	(160)	235
Liquidity
Net increase (decrease) in cash and cash equivalents (EUR million)	(242)	359	200
Cash and cash equivalents (EUR million)	669	1,028	1,228

In managing our business, we continuously seek to:

•	increase the value of ownership (see Item 4.B. “Business Overview”) to our customers resulting in higher ASPs for our systems;

•	control our cost base by focusing on reducing cost of goods sold and controlling research and development costs and selling, general and administrative expenses, resulting in improved operating margins; and

•	improve our working capital. Our working capital improvement program includes inventory control, early collection of our receivables and effective management of payments.

We measure ourselves against the above-mentioned key performance indicators and our Board of Management and senior management continuously monitor and discuss these in monthly operational review meetings and quarterly financial planning meetings.

Our key performance indicators showed considerable strength during 2004 compared to 2003 and 2002 mainly due to the recovery of the semiconductor equipment market, after a period of downturn, the results of our cost of goods reduction programs and our continuous focus on working capital improvement programs.

A. Operating Results

Critical accounting policies using significant estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, long-term service contracts, warranty and installation obligations, tangible assets, intangible assets, inventories, bad debt provisions, restructuring provisions, contingencies and litigation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. While we regularly evaluate our estimates and assumptions, actual results may differ from these estimates under different assumptions or conditions. To the extent there are material differences between actual results and these estimates, our future results of operations could be adversely affected. We believe that the accounting policies below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer premises.

Our systems are based largely on two product platforms that permit incremental, modular upgrades. Historically, we have introduced a new product platform on average once every decade and have done so on one occasion since the beginning of 2000. This introduction results in a complex integration of mechanical and optical subsystems. Consequently, at the end of 2000, we departed from our standard revenue recognition policy in connection with the introduction of our TWINSCAN family of lithography systems. Although each TWINSCAN system successfully completed a Factory Acceptance Test prior to shipment, we considered the TWINSCAN to constitute “new” technology for which we did not have sufficient evidence to conclude that (i) installation at the customer site would occur consistently within a pre-determined time period comparable to our other systems; and (ii) upon installation, the system would perform within the specifications for which customer sign-off had been obtained in the pre-shipment Factory Acceptance Test. Consequently, we initially deferred all revenue with respect to each TWINSCAN system until installation and acceptance of the system at the customer’s premises had been completed. At December 31, 2000, this resulted in the deferral of revenue totaling EUR 9 million in respect of one TWINSCAN system that had been shipped but not completely installed. At December 31, 2001, this resulted in the deferral of revenue totaling EUR 138 million in respect of 13 TWINSCAN systems that had been shipped but for which installation had not yet been completed. All of this revenue was recognized during the succeeding year. By the end of 2002, however, we had successfully shipped and installed a total of 70 TWINSCAN systems, which provided us with sufficient evidence to conclude that installation of TWINSCAN systems would occur consistently within a predetermined time period and that the performance of these systems would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance

Test. As a result, at the end of 2002, we commenced recognizing revenues from TWINSCAN systems upon shipment. Therefore, no revenue was deferred pending installation of a TWINSCAN system (or any other ASML system) during 2003 or 2004.

In our annual report on Form 20-F for the year ended December 31, 2003, we disclosed that whether we would consider immersion as new technology or proven technology would depend on our progress in immersion lithography technology during 2004. During 2004 the engineering and design obstacles associated with immersion technology were overcome in rapid fashion through the development of “add-on” modules to existing models within ASML’s TWINSCAN family of systems. After the development of the immersion tool was completed, ASML determined that the addition of immersion features to its existing TWINSCAN systems did not constitute “new” technology, since it is a fairly simple enhancement to existing technology. At December 31, 2004, one immersion lithography system has been recognized in revenue that was under installation at a customer site. This system was tested and accepted in a Factory Acceptance Test prior to shipment.

ASML anticipates that, in connection with future introductions of new technology, it will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until ASML could conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period.

The fair value of installation services provided to our customers is initially deferred and is recognized when the installation is completed. The unearned revenue balance from installation services amounted to approximately EUR 9.4 million at December 31, 2004. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the term of the contract. As of December 31, 2004, the unearned revenue balance on prepaid service contracts (including training) amounted to approximately EUR 72.5 million.

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

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities

We evaluate our long-lived assets, including intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If an impairment test is warranted, we assess whether the undiscounted cash flows expected to be generated by our long-lived assets exceed their carrying value. If this assessment indicates that the long-lived assets are impaired, the assets are written down to their fair value. These assessments are based on our judgment, which includes the estimate of future cash flows from long-lived assets and the estimate of the fair value of an asset if it is impaired. In determining impairments of long-lived assets, we must make judgments and estimates to determine whether the cash flows generated by those assets are less than their carrying value. These estimates are based on our financial plans, updated with the latest available semiconductor market projections, our sales expectations and our costs evaluations. These are consistent with the plans and estimates that we use to manage our business. It is possible, however, that actual outcome, may differ from these plans and estimates, and that future adverse changes in market conditions may require impairment of certain long-lived assets. During 2004, we recorded impairment charges in the amount of EUR 2.9 million relating to machinery and equipment as, the carrying amounts of these assets were not recoverable.

See Notes 2, 3 and 9 to our consolidated financial statements.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Inventory provisions are made for slow moving, obsolete or unsaleable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our manufacturing forecast. In determining inventory provisions we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and take appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our financial condition and results of operations. See Note 6 to our consolidated financial statements.

Trade Receivables

A majority of ASML’s trade receivables are derived from sales to large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, ASML performs ongoing credit evaluations of its customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectibility of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. We take into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to prevailing economic conditions in the industry and their impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as a letter of credit or bank guarantee, before shipping systems to a customer that presents a credit risk. ASML has not incurred any material accounts receivable credit losses during the past 3 years. However, we sell a substantial number of systems to a limited number of customers. ASML’s three largest customers accounted for 38% of accounts receivable at December 31, 2004, compared to 44% at December 31, 2003. An unanticipated business failure of one of ASML’s main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect ASML’s results of operations and financial condition. See Note 20 to our consolidated financial statements.

Restructuring

ASML applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” in order to determine when a liability for restructuring or exit costs should be recognized.

With respect to employee termination costs, we apply SFAS No. 146 (effective since January 1, 2003) in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. ASML applies SFAS No. 112 when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 provides that a liability for a cost associated with an exit or disposal activity that does not constitute an ongoing benefit arrangement shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is when a detailed exit or disposal plan exists, has been committed to by management and has been communicated to the employees. SFAS No. 112 provides that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 shall be recognized when the likelihood of future settlement is probable and can be reasonably estimated. As a result, whether an employee termination plan constitutes an ongoing benefit arrangement or not, and accordingly, whether SFAS No. 146 or SFAS No. 112 is applied, will affect the timing of recognition of employee termination costs, as well as the amounts recognized. In 2003, ASML announced further workforce reductions of approximately 550 positions worldwide due to the continuing downturn in the semiconductor equipment industry. During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement. The amount of the provision was based upon severance arrangements agreed with our Works Council in the Netherlands for the previous workforce reductions announced in December 2002. ASML’s Board of Management and ASML’s Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the workforce reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, we recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses.

Other exit costs include purchase and other commitments to be settled or fulfilled. These costs are estimated based on expected settlement fees and committed payments, taking into account future potential benefits, if any, from those commitments. ASML applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” in order to determine when a liability for restructuring or exit costs should be recognized.

Contingencies and litigation

As of December 31, 2004 and 2003, ASML was party to various legal proceedings generally incidental to its business, as disclosed in Note 14 to the consolidated financial statements. In connection with these proceedings and claims, ASML’s management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to its statement of operations. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond ASML’s control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, ASML may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain. Such a decision occurred when ASML determined to enter into a cross-license agreement as an alternative to continuing its intellectual property dispute with Nikon. See Item 10.C. “Material Contracts”.

Income tax

We operate in various tax jurisdictions in the U.S., Europe and Asia and must comply with the tax laws of each of these jurisdictions.

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

In 2004, we assessed our ability to realize our deferred tax assets resulting from net operating loss carry-forwards. The total amount of loss carry forwards as of December 31, 2004 is EUR 577 million. Based on this analysis, management believes that it is more likely than not that all losses will be offset by future taxable income before the Company’s ability to utilize those losses expires. This analysis takes into account the Company’s projected future taxable income from operations, possible tax planning alternatives available to the Company, and a realignment of group assets that the Company effected during the period 2001 through 2003 and that included the transfer of certain tangible and intangible assets of ASML US Inc. to ASML Netherlands BV. The value of the assets transferred results in additional income to ASML US, Inc., which the Company’s management believes will, more likely than not, be sufficient to absorb the net operating losses that ASML US Inc. has incurred prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 ASML requested a bilateral advance pricing agreement (“APA”) from the US and Netherlands tax authorities. Since December 2002, ASML’s management has held numerous meetings with representatives of those authorities. In December 2004, the U.S. and Netherlands tax authorities formally met to review ASML’s APA submission. Based on these meetings, and feedback from both these authorities, ASML is confident that ASML’s APA request will be successful. Although we remain optimistic that the APA will be completed in the course of calendar year 2005, the specific timing remains in the control of those tax authorities. See Note 16 to our consolidated financial statements.

Business strategy

Our business strategy is to provide superior value of ownership for our customers while ASML achieves top financial performance. We implement this strategy through customer focus, technology leadership and operational excellence.

Customer focus

We satisfy different types of chipmakers by customizing our products to provide premium value for all market segments. This includes satisfying demand for high volume systems necessary for production of memory chips, as well as demand for systems that can perform fast and frequent changeovers required by foundries or made-to-order chip contractors. We perform to the unique specifications set by integrated device manufacturers to fit their chipmaking environment.

Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, 16 are customers of ASML. We plan to solidify our position in this segment through superior execution. At the same time, we have a significant market share of customers below the top 20, and we plan to grow our share in this segment by expanding our geographic reach.

Japan has historically been dominated by our competitors. In 2004, we undertook a long term market development strategy, and we now have four customers in Japan. We plan to further increase our sales staff and marketing efforts, add customer support and open new offices.

We will continue to offer solutions for related lithography application markets, including Thin Film Head and micro-electro mechanical systems (MEMs), among others.

Technology leadership

Technological developments and the level of capital investments increasingly influence the equipment choices of chipmakers.

The Company’s product range for steppers and advanced Step & Scan systems spans all the industry’s current wavelengths for both 200- and 300-millimeter wafers.

Since 2000, we offer the industry’s only dual-stage wafer imaging platform – called TWINSCAN – that allows exposure of one wafer while simultaneously measuring another wafer. Customers have been embracing our technology platform, and in 2004, we installed our 200th TWINSCAN system.

In 2003, we announced the introduction of our new immersion lithography system, a product that replaces the air over the wafer with fluid to enhance focus and shrink circuit line width, based on our TWINSCAN platform. In 2004, we delivered the industry’s first immersion lithography systems.

In 2004, we reconfirmed TWINSCAN as the semiconductor industry’s leader in productivity performance, while transitioning to the next technology node. We shipped a total of 18 systems of next generation TWINSCAN AT:1250 and TWINSCAN XT:1250. These systems extend imaging to the 65-namometer line width on both 200- and 300-millimeter wafers using 193-nanometer wavelength. This marks a fast ramp-up for a product of such complexity.

We also form and maintain strategic alliances with other semiconductor equipment suppliers to offer customers more complete solutions. For example, we have joint development programs with leading makers of track equipment in the so-called litho cluster, where wafer coating and exposure can be combined to better meet demands of chipmakers.

For the next generation of optical lithography, ASML is committed to EUV technology that will allow production of integrated circuits down to the 32-nanometer line width and smaller.

For a market and technology overview and further information about ASML products, see Item 4.B. “Business Overview.”

Operational excellence

We strive to transform our market and technology success into a sustainable business success through operational excellence.

The Company’s human resources strategy embraces our unique culture of both individual and team commitment within an innovative environment. We will continue to develop a motivated team of successful people and create opportunities for professional growth.

ASML’s strategy includes outsourcing the majority of components and subassemblies that make up our lithography products. We work in partnership with suppliers, jointly operating a strategy known as value sourcing, based on quality, logistics, technology and total cost. We strive to attain flexibility and cost savings. Value sourcing exemplifies mutual commitment, alongside shared risk and reward. It also allows the necessary flexibility to adapt to sudden swings in market demand.

We strive to continuously improve efficiency in fixed and variable costs, and to strengthen our capability to generate cash. This means continuously reducing cost of goods, increasing manufacturing efficiency and developing supplier flexibility.

Continuous reduction in total cycle time is a strategic benefit of operational excellence. This is the time it takes from the date of ordering bulk materials to volume production by our lithography system at customer facilities. For example, we have shortened the Company’s total cycle time of TWINSCAN by more than 50 percent as of the end of 2004, compared with its introduction in 2001.

Our continuous focus on execution excellence has contributed to lowering our break-even level for the number of systems that we manufacture. This is critical due to the cyclicality of the world market for semiconductor lithography systems.

Financial criteria for ASML

ASML’s objective is to provide to our shareholders an attractive return on invested capital. In seeking to achieve this objective, we measure ourselves on financial key performance criteria based on liquidity, profitability and growth (see “Executive Summary, Key Performance Indicators”).

Results of Operations

The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors.”

Our decision in December 2002 to sell our Thermal business and to terminate our Track equipment business has resulted in separate disclosure for continuing and discontinued operations for the three years ended December 31, 2004.

Set forth below are our consolidated statements of operations from continuing operations data for the three years ended December 31, 2004, expressed as a percentage of total net sales:

Year ended December 31	2002	2003	2004

Total net sales	100.0%	100.0%	100.0%
Cost of sales	76.1 [1]	76.1 [1]	63.3 [2]
Gross profit on sales	23.9	23.9	36.7
Research and development costs	16.6	19.8	14.3
Research and development credits	(1.3)	(1.2)	(0.9)
Selling, general and administrative costs	13.4	13.8	8.2
Restructuring and merger and acquisition related charges	N/A	1.6	(0.2)
Operating income (loss) from continuing operations	(4.8)	(10.0)	15.4
Interest expense, net	1.9	1.9	0.7
Income (loss) from continuing operations before income taxes	(6.7)	(11.9)	14.7
(Provision for) Benefit from income taxes	(2.2)	(3.9)	5.2
Net income (loss) from continuing operations	(4.5)	(8.1)	9.6

1 Includes restructuring charges of EUR 73 million and EUR 5 million for the years ended December 31, 2002 and 2003, respectively.
2 Includes reversal of restructuring charges of EUR 3 million.

Results of operations from continuing operations 2004 compared with 2003

Consolidated sales and gross profit

The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2004 and 2003:

	2003				2004
	First	Second	Full	First	Second	Full
Year ended December 31	half year	half year	year	half year	half year	year

Net sales (EUR million)	647	896	1,543	1,070	1,395	2,465
Net product sales (EUR million)	553	804	1,357	964	1,287	2,251
Net service sales (EUR million)	94	92	186	106	108	214
Total systems recognized	74	95	169	130	152	282
Total new systems recognized	55	71	126	99	117	216
Total used systems recognized	19	24	43	31	35	66
Gross profit on sales (% of sales)	19.4	27.2	23.9	34.2	38.7	36.7
ASP for new systems (EUR thousands)	8,736	10,034	9,464	8,711	9,764	9,282
ASP for used systems (EUR thousands)	1,816	2,162	2,018	2,266	2,853	2,577

Consolidated net sales increased by approximately 59.8 percent from 2003 to 2004 with product sales (systems and options) increasing by approximately 65.9 percent over that period, primarily due to an increased number of systems recognized.

The number of new systems recognized in net sales increased from 126 units in 2003 to 216 units in 2004 due to an increase in equipment demand by the semiconductor industry in 2004 after 3 consecutive years of downturn in the global semiconductor industry. The year-on-year increase in the number of new systems recognized mainly relates to an increase in sales of our 193nm ArF and 248nm KrF systems for 300 millimeter wafer processing and 365nm i-line for 200 millimeter wafer processing.

The ASP for new systems decreased by approximately 1.9 percent, reflecting an increased share of i-line lithography systems for 200 millimeter wafer processing with lower ASPs, which was partially offset by an increased share of KrF lithography systems for 300 millimeter wafer processing with higher ASPs. Furthermore, we experienced higher second half 2004 and 2003 ASPs as a consequence of the sales mix during those periods reflecting more sales of our more advanced systems.

At December 31, 2004 ASML had no deferred revenue from new technology. During 2004, no revenue from new technology was recorded that had been previously deferred.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold increased from 43 units in 2003 to 66 in 2004. This increase was driven by high utilization of the lithography equipment, which drove our customers to seek opportunities to expand production capacity in their existing production facilities. The experience of customers was also related to a change in product mix, which was driven by specific demand in application areas that required less critical resolution capabilities. The ASP for used systems increased by approximately 27.7 percent, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family, including scanner systems.

Service sales showed a 15.1 percent increase from EUR 186 million in 2003 to EUR 214 million in 2004. This increase was mainly due to new contract sales with major customers and relocation of systems in the United States, partially offset by a decline in the exchange rate of the USD versus the euro during 2004.

Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, 16 are customers of ASML. In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales. In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales.

Gross profit as a percentage of net sales in 2004 increased to 36.7 percent from 23.9 percent in 2003. The gross profit on new systems increased from 21.7 percent to 36.2 percent mainly due to lower costs of sales reflecting the results from our cost of goods reduction programs (approximately 6.0 percent positive impact on our gross profit) and improved ASPs (approximately 0.8 percent positive impact on our gross profit). This increase in gross profit was offset by the 2004 product mix (approximately 1.2 percent negative impact on our gross profit). Furthermore, improved utilization of our production facilities caused by higher sales positively impacted our gross margin by 6.5 percent. Finally, lower costs for obsolete inventory (1.2 percent) and positive currency results (1.2 percent) resulted in higher gross margins.

Lithography order backlog

We started 2004 with an order backlog of 124 systems (103 new and 21 used), and received orders for delivery of 318 systems during the year. In 2004, we recorded 282 system sales and 29 order cancellations or push-outs beyond twelve months, resulting in an order backlog of 131 systems (119 new and 12 used) as of December 31, 2004. The total value of the backlog as of December 31, 2004 amounts to EUR 1.7 billion, compared with a backlog of approximately EUR 993 million as of December 31, 2003. See also Item 5.D. “Trend Information”.

Research and development

Research and development costs increased from EUR 306 million in 2003 to EUR 353 million in 2004 primarily due to a charge of EUR 49 million with respect to a cross-license agreement entered into between ASML and Nikon (see “Executive Summary, Settlement of Patent Litigation” and Note 8 to our consolidated financial statements).

The level of research and development expenditures reflected our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued investments in 248 nanometer high numerical aperture (NA) program, immersion and EUV.

Research and development credits increased from EUR 19 million in 2003 to EUR 22 million in 2004 due to an increased volume of research and development projects that qualified for credits.

Selling, general and administrative costs

Selling, general and administrative costs decreased by 5.2 percent from EUR 213 million in 2003 to EUR 202 million in 2004, mainly due to a continuing increased focus on reducing costs and decreased legal fees associated with patent infringement cases, partially offset by increased IT costs and consultancy fees with respect to implementing provisions of Section 404 of the U.S. Sarbanes-Oxley Act of 2002. Selling, general and administrative costs as a percentage of net sales decreased from

13.8 percent in 2003 to 8.2 percent in 2004, primarily due to an increase in net sales.

Restructuring costs

In response to the semiconductor industry’s continuing downturn and a corresponding decrease in demand for ASML’s products and services, on December 18, 2002, we announced measures to contain costs for our lithography business, including customer support, and thereby lower our break-even point. These measures resulted in the recognition of restructuring charges of EUR 78.5 million, recorded during 2002 as cost of sales, for slow-moving and obsolete lithography inventory and impairments of tangible fixed assets. We also announced workforce reductions of approximately 700 positions worldwide. The related lay-off costs were largely recorded in 2003 since the final details of the plan had not been finally determined by December 31, 2002. With respect to these reductions, we recorded in 2003 restructuring charges totaling EUR 6.9 million, of which EUR 4.1 million was reflected in cost of sales and EUR 2.8 million was reflected in restructuring costs. By adjusting labor capacity, we expected to achieve annual cost savings of EUR 49 million. As of December 31, 2003, this plan had been fully effectuated and cash payments equivalent to the full EUR 6.9 million in accrued expenses had been made.

The worldwide slowdown in the semiconductor industry continued into 2003 and, on July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority were planned for the Netherlands. During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement, of which EUR 3.9 million was included in cost of sales and EUR 11.4 million was included in restructuring costs. The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the previous workforce reductions announced in December 2002. The estimated initial annual cost savings were EUR 47 million. ASML’s Board of Management and ASML’s Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, we recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. Our payments associated with these workforce reductions were EUR 2.5 million in 2004 and our initially anticipated cost savings were reduced to approximately EUR 24 million.

Also during 2003, we recorded restructuring costs of approximately EUR 7 million relating to the consolidation of our office and warehouse facilities at our headquarters in Veldhoven as we ceased using certain of our facilities. The facility exit charges included estimated future obligations for non-cancelable lease payments and the impairment of property and equipment (primarily leasehold improvements) for which there were insufficient cash flows to support the carrying cost. During 2004, we recorded adjustments to the related restructuring provision due to postponed commencement dates of sublease agreements and higher exit costs than originally estimated. This resulted in an additional charge of EUR 3.5 million, EUR 1.1 million of which was recorded in cost of sales and EUR 2.5 million of which was recorded under restructuring expenses.

Net interest expense

Net interest expense decreased from EUR 29 million in 2003 to EUR 16 million in 2004 due to an increase in interest income and a decrease in interest expense. Our interest income related primarily to interest earned on our cash and cash equivalents. Interest income increased compared with 2003, primarily due to higher cash and cash equivalent balances throughout the year as a result of an increase in cash flows from operations. Our interest expense relates primarily to our convertible notes. Our interest expense decreased in 2004 compared with 2003, primarily due to repurchases and the redemption of our US$ 520 million 4.25 percent Convertible Subordinated Notes during the second half of 2003, partially offset by the issuance in May 2003 of EUR 380 million 5.50% Convertible Subordinated Notes due 2010.

Income taxes

A corporate income tax rate reduction in the Netherlands was enacted in the fourth quarter of 2004. As a consequence, ASML had to re-measure the valuation of its tax assets and liabilities accordingly. This re-measurement led to a one-time tax charge of approximately EUR 15 million. Income taxes represented 35.1 percent of income before taxes in 2004, compared to 32.4 percent in 2003. We believe that this tax rate reduction will lead to a decrease of our consolidated effective tax rate of approximately 3 percentage points for future years to an expected tax rate of approximately 28 percent. See Note 16 to our consolidated financial statements.

Discontinued operations

Results from discontinued operations comprised the results of our Thermal business, which we substantially divested in October 2003, and our Track equipment business which we terminated in December 2002.

Year ended December 31	2003	2004
(in thousands)	EUR	EUR

Revenues
Track	2,514	0
Thermal	38,198	0

Total	40,712	0
Loss from discontinued operations, net of taxes
Track loss from operations	(1,456)	0
Track exit costs	(1,944)	0
Thermal loss from operations	(21,906)	0
Thermal exit costs	(10,404)	0

Total	(35,710)	0

In October 2003, we completed the sale of our Thermal business to a privately held company formed by VantagePoint Venture Partners. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. The exit costs of EUR 2 million, net of tax, were recorded in 2003 for impairment charges on a building previously used in our Track operations. As of December 31, 2004, we continue to hold this building for sale with a book value of approximately EUR 3 million and liabilities for loss contingencies amounting to approximately EUR 5 million related to our former Thermal and Track business.

Results of operations from continuing operations 2003 compared with 2002

During the year 2003 we faced a significant downturn in the semiconductor industry, which started in 2001.

Consolidated sales and gross profit

The following table shows a summary of sales (revenue and units sold), gross profit on sales and average sales price data on an annual and semi-annual basis for the years ended December 31, 2003 and 2002:

	2002			2003
	First	Second	Full	First	Second	Full
Year ended December 31	half year	half year	year	half year	half year	year

Net sales (EUR million)	788	1,171	1,959	647	896	1,543
Net product sales (EUR million)	674	1,067	1,741	553	804	1,357
Net service sales (EUR million)	114	104	218	94	92	186
Total systems recognized	78	127	205	74	95	169
Total new systems recognized	73	110	183	55	71	126
Total used systems recognized	5	17	22	19	24	43
Gross profit on sales (% of sales)	29.6	20.0	23.9	19.4	27.2	23.9
ASP for new systems (EUR thousands)	8,581	9,141	8,917	8,736	10,034	9,464
ASP for used systems (EUR thousands)	1,162	763	854	1,816	2,162	2,018

Consolidated net sales decreased from 2002 to 2003 by approximately 21 percent. Product sales (systems and options) declined by approximately 22 percent from 2002 to 2003, primarily due to a decreasing number of new systems recognized, partially offset by an increase in ASP. The ASP for new systems increased by approximately 6% reflecting a shift in our product portfolio towards an increased share of our latest technology equipment (TWINSCAN systems), which accounted for 38 percent of total shipment volume of new systems in 2003 compared to approximately 33 percent in 2002. The number of new systems recognized decreased from 183 units in 2002 to 126 units in 2003 due to:

•	a further decline in equipment demand by semiconductor manufacturers in 2003 after a modest recovery shown in the first half of 2002 for delivery in the second half of 2002; and

•	the effect of the accounting treatment for “new technology systems” (see “Critical Accounting Policies Using Significant Estimates”) resulting in recognition of an additional EUR 138 million of revenues for 13 systems in 2002 that were initially deferred in 2001.

At December 31, 2003 ASML had no deferred revenue from new technology. During 2003, no revenue was recorded that had been previously deferred as the Company had no new technology during 2003 nor, at December 31, 2002, did it have deferred revenue associated with new technology that became proven technology during 2003.

The number of used systems sold increased from 22 units in 2002 to 43 in 2003. This increase reflected the uncertain market conditions in which our customers sought opportunities to quickly expand production capacity in their existing production facilities without significant capital expenditures to secure long-term growth. These systems are used in less critical resolution capabilities. The ASP for used systems increased by approximately 136 percent reflecting a shift from our older PAS 2500 towards our newer PAS 5500 family, including scanner systems.

Service sales showed a 15 percent decrease from EUR 218 million in 2002 to EUR 186 million in 2003. This decrease was mainly due to:

•	the decline in exchange rate of the US dollar versus the euro during 2003 which resulted in lower revenues from US dollar denominated service contracts, which accounted for approximately 50 percent of our service revenues;

•	the decline in service sales on our former activities in the Track business as a result of the expiration of our service obligations. In December 2002, we decided to terminate our manufacturing activities in the Track business; however, we continued to service our existing customers for whom we had warranty or other service obligations. Consequently, customer support related to the Track business is included in continuing operations; and

•	an increase in the number of customers that opted for in-house servicing instead of external servicing.

In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales. In 2002, sales to one customer accounted for EUR 377 million, or 19 percent of net sales.

Gross profit as a percentage of net sales in 2003 was the same as in 2002 (23.9 percent). The gross profit on new systems decreased from 24.3 percent to 21.7 percent due to severe price competition (2.2 percent negative impact on our gross profit), relatively more sales of newer technology systems having lower gross profit (4.4 percent negative impact on our gross profit) and under-utilization of our production facilities due to a decrease in sales (2.5 percent negative impact on our gross profit). This decrease in gross profit was offset by lower repayments of technical development credits as this program was fully repaid during 2003 (1.5 percent positive impact on our gross profit), lower costs of sales due to the replacement of independent sales agents with our own employees for the purpose of servicing our Asian customers (1.0 percent positive impact on our gross profit) and a decrease in charges to provisions for obsolete inventory (4.0 percent positive impact on our gross profit).

The gross profit on service sales increased to 21.7 percent in 2003 from 7.3 percent in 2002. This increase was primarily due to provisions in 2002 for obsolete service parts of EUR 10 million and training system write-downs of EUR 18 million, due to the unprecedented global semiconductor industry downturn and by a shift in customer demand away from ASML’s older product lines to which those service parts and training systems related. The impairment charges on training equipment arose because there were insufficient cash flows to support the carrying cost of these systems as a consequence of their reduced marketability. The charges were determined on the basis of the difference between the assets’ estimated fair value and their carrying value. The inventory write-down arose because the Company had service parts inventory in excess of its forecasted needs, also as a consequence of the continuing industry downturn. In addition, ASML experienced a shift in customer demand away from Step & Repeat lithography systems and towards newer Step & Scan lithography systems. This resulted in excess inventory for Step & Repeat service parts. This inventory was substantially all scrapped in the course of 2003, which was reflected in the utilization of the allowance for obsolete inventory for that year. We received no proceeds or only nominal proceeds from the disposals of this scrap, and therefore these disposals had no effect on our gross margin.

Lithography order backlog

We started 2003 with an order backlog of 110 systems (103 new and 7 used), and received orders for delivery of 239 systems during the year. In 2003, we recorded 169 system sales and 56 order cancellations or push-outs beyond twelve months, resulting in an order backlog of 124 systems (103 new and 21 used) as of December 31, 2003. The total value of the backlog as of December 31, 2003 amounted to EUR 993 million, compared with a total backlog value of approximately EUR 1,089 million as of December 31, 2002.

Research and development

Research and development costs decreased from EUR 324 million in 2002 to EUR 306 million in 2003 as a result of increased cost-efficiency in our research and development programs and workforce reductions. The level of research and development expenditures reflected our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued investments in 248 nanometer high numerical aperture (NA) program, immersion, next generation 157 nanometer lithography solutions and EUV.

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

Restructuring costs

See “Results of Operations from continuing operations 2004 compared with 2003, Restructuring Costs”.

Net interest expense

Net interest expense decreased from EUR 37 million in 2002 to EUR 29 million in 2003 due to an increase in interest income, which was partially offset by an increase in interest expense. Our interest income related primarily to interest earned on our cash and cash equivalents. Interest income increased compared with 2002, primarily due to higher cash and cash equivalent balances throughout the year as a result of our improved working capital and issuance in May 2003 of EUR 380 million 5.50% Convertible Subordinated Notes due 2010. This was partially offset by a decrease in short-term market interest rates. Our interest expense relates primarily to our convertible notes. Our interest expense increased in 2003 compared with 2002, primarily due to the issuance of the above-mentioned convertible notes, partially offset by the repurchases and redemption of our US$ 520 million 4.25 percent Convertible Subordinated Notes during the second half of 2003.

Income taxes

Income taxes represented 32.7 and 32.4 percent of income before taxes in 2002 and 2003, respectively. This decrease resulted from a change in distribution of pre-tax losses between geographical areas. See Note 16 to our consolidated financial statements.

Discontinued operations

Results from discontinued operations comprised the results of our Thermal business, which we substantially divested in October 2003, and our Track business which we terminated in December 2002.

Year ended December 31	2002	2003
(in thousands)	EUR	EUR

Revenues
Track	7,236	2,514
Thermal	105,929	38,198

Total	113,165	40,712
Loss from discontinued operations, net of taxes
Track loss from operations	(27,991)	(1,456)
Track exit costs	(30,626)	(1,944)
Thermal loss from operations	(61,161)	(21,906)
Thermal exit costs	0	(10,404)

Total	(119,778)	(35,710)

In 2003, we reviewed the long-lived assets used in the Thermal business for impairment as we entered into negotiations with several potential buyers and, as a result, recorded impairment charges of EUR 16 million. In October 2003, we completed the sale of our Thermal business to a privately held company formed by VantagePoint Venture Partners. No further gain or loss was realized on the sale. Our Thermal business incurred a net loss of EUR 32 million in 2003 compared to a net loss of EUR 61 million in 2002.

The termination of the Track business resulted in an exit plan that included workforce reduction, fixed asset impairments and inventory write-offs due to discontinued product lines.

The exit plan included the disposal of remaining assets related to the Track business. In 2002, ASML decided to continue to service existing customers of its Track business for whom ASML had warranty or other service obligations. Consequently, customer support related to the Track business was not included in discontinued operations for 2002. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. No gain or loss was realized on the sale. Our Track business incurred a net loss of EUR 3 million in 2003 compared to a net loss of EUR 59 million for 2002. The net loss for 2002 included total pre-tax estimated exit costs of EUR 47 million. These exit costs included asset impairments, inventory write downs, purchase and other commitment settlements and employee termination costs. The net loss in 2003 relates mainly to impairment charges recorded on a building in the United States, previously used by our Track business.

Estimated exit costs related to our Track business comprised the following for the two years ended December 31, 2003 (EUR millions):

Year ended December 31	2002	2003
(in millions)	EUR	EUR

Inventory write downs	18	-
Fixed asset impairments	11	3
Severance payments	7	-
Operational lease buildings	4	-
Other commitments	7	-

Gross estimated exit costs	47	3
Tax benefit	(16)	(1)

Estimated exit costs, net of tax	31	2

Our exit from the Track business was substantially completed by the end of 2003 with limited changes from prior year exit cost estimates.

Foreign Exchange Management

We use the euro as our reporting currency in our consolidated financial statements. However, we are involved in transactions and have net investments in foreign entities in currencies that differ from our reporting currency. As a result, we have foreign currency transaction and translation exposures. We actively manage our exposure to foreign exchange risks. Further details on our foreign exchange management are disclosed in Note 4 to our consolidated financial statements. See also Item 3.D. “Risk Factors, Fluctuations in Foreign Exchange Rates and Interest Rates Could Harm our Results of Operations” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

Principal Differences between IFRS and U.S. GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock exchange market to publish their financial statements in accordance with IFRS. While we intend to continue publishing U.S. GAAP financial statements, we also will comply with IFRS from January 1, 2005 onwards.

We have investigated the impact of differences identified between IFRS and U.S. GAAP. The current differences identified that affect our net profit or loss, as well as our shareholders’ equity, relate to the treatment of development costs, stock option plans and cash settlement features in our convertible notes.

•	Treatment of development costs: IFRS requires capitalization of development costs provided if, and only if, an entity can demonstrate all of the following:

(a) the technical feasibility of completing the intangible asset so that it will be available for use or sale;

(b) its intention to complete the intangible asset and use or sell it;

(c) its ability to use or sell the intangible asset;

(d) how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

(e) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(f) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

ASML’s IFRS opening balance sheet as of January 1, 2004 and balance sheet as of December 31, 2004 do not include any capitalization of development costs due to the fact that ASML’s administrative system was not implemented in such a manner that the above-mentioned criteria could be met. During the second half of 2004, ASML made changes to its administrative systems in order to comply with IFRS, and will include capitalization of development costs that meet the criteria described above from January 1, 2005 onwards.

•	Stock option plans: IFRS requires expensing of stock option plans. ASML applies IFRS 2 “Share-Based Payments” with respect to stock options it has granted after November 7, 2002. ASML’s IFRS opening balance sheet as of January 1, 2004 includes a reclassification within shareholder’s equity between net result carried forward and additional-paid-in capital of EUR 4.2 million before income taxes. ASML’s statement of operations was negatively affected by EUR 8.8 million before income taxes for the year ended December 31, 2004.

•	Cash settlement features in our convertible notes: ASML has decided to adopt International Accounting Standard (“IAS”) 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement”, as of January 1, 2005. The cash settlement features in our convertible notes are considered to be embedded derivatives under IAS 32 and therefore are measured at initial recognition at fair value determined in accordance with IAS 39. Subsequent measurement of the embedded derivative asset continue to be at fair value, with changes in fair value reported in the statement of operations. The remainder of the fair value of the note instrument after deducting the fair value of the cash settlement features is measured at amortized cost in accordance with IAS 39.

New U.S. GAAP Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123(R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in our consolidated statement of operations. SFAS No. 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123(R) will have a significant impact on our consolidated statement of operations for 2005 and future years as we will be required to expense the “fair value” of our stock option grants under ASML’s stock option plans. See also Notes 1 and 13 to our consolidated financial statements.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-01”).” The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. We do not believe that this consensus will have a material impact on our consolidated results of operations.

In November 2004, the EITF reached a consensus on EITF Issue No. O3-13 “Applying the conditions in paragraph 42 of SFAS No. 144”, Accounting for the Impairment or Disposal of Long-Lived Assets, in determining whether to report discontinued operations.” The consensus clarifies the approach for evaluating whether the criteria in paragraph 42 of SFAS No. 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The task force also reached a consensus that the guidance would be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. We do not believe that this consensus will have a material impact on our consolidated results of operations.

B. Liquidity and Capital Resources

The following discussion and analysis of financial condition should also be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors.”

Subsequent to the issuance of the Company’s 2003 financial statements, the Company’s management concluded that the presentation under cash flows from investing activities of the capitalization and sale of equipment that is used for demonstration and training purposes for a certain period of time, before it is sold to customers, is inconsistent with the actual initial cash outflow relating to the construction of the equipment, and the ultimate cash inflow relating to the sale of the equipment. The Company’s management believes that these cash flows should be considered cash flows from operating activities, since the sale of this equipment is not substantially different from the sale of the Company’s other products. As a result, the statement of cash flows for the years ended December 31, 2002 and 2003 have been restated to classify these cash flows, for all periods presented as cash flows from operating activities. These reclassifications have no impact on the total of ASML’s cash flows from operating and investing activities, or on net income (loss) or shareholders’ equity as of and for the years ended December 31, 2002 and 2003.

ASML’s balance of cash and cash equivalents amounted to EUR 1,028 million and EUR 1,228 million as of December 31, 2003 and 2004, respectively. Net cash flows provided by operating activities were EUR 533 million and EUR 257 million in 2003 and 2004, respectively. Cash provided by operating activities in 2004 was primarily derived from ASML’s net income for the year partially offset by an increase in accounts receivable and inventories. As ASML has deferred tax assets resulting from net operating losses carried forward, the tax charge of EUR 127 million as included in the profit of the year only resulted in a cash outflow of EUR 7 million for corporate income taxes, leaving a cash inflow from the profit of the year of approximately EUR 355 million. Net cash flows provided by operating activities includes EUR 93 million of depreciation and amortization charges and impairment charges and EUR 34 million for addition to ASML’s obsolescence allowance, which do not impact the cash flow. Net accounts receivable increased from EUR 314 million to EUR 503 million due to the high volume of shipments at the end of 2004 compared to 2003. ASML used EUR 149 million of cash to increase inventories in 2004, primarily due to higher anticipated sales in the first quarter of 2005 compared to anticipated sales in the first quarter of 2004 at the end of 2003, which is mainly financed by an increase in accounts payable of EUR 122 million.

Net cash used in investing activities was EUR 49 million in 2003 and EUR 60 million in 2004. The 2004 and 2003 figures mainly related to expenditures in information technology investments and machinery and equipment. The increase in 2004 compared to 2003 results mainly from investments in information technology hardware and software.

Net cash provided by financing activities was EUR 19 million in 2004 compared to EUR 68 million used in financing activities in 2003. In 2004, proceeds from financing activities mainly reflect EUR 20 million in proceeds from the exercise of stock options and EUR 1 million repayment of long term debts. The 2003 amount primarily reflected the redemption and repurchase of all of US$ 520 million of 4.25 percent Convertible Subordinated Notes due 2004, partially offset by the issuance of EUR 380 million of 5.5 percent Convertible Subordinated Notes due 2010.

Our principal sources of liquidity consist of EUR 1,228 million of cash and cash equivalents, and EUR 400 million of available credit facilities as of December 31, 2004, and cash flows from operations. For further details regarding our credit facilities, see Note 11 to our consolidated financial statements. In addition to cash and available credit facilities, we may from time to time raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others of which relate to the uncertainties of global economies and the semiconductor and the semiconductor equipment industries. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances, will be sufficient to satisfy our liquidity requirements for the next twelve months. We expect capital expenditures in 2005 to range between EUR 75 million and EUR 85 million. In addition, for the next twelve months we have operating lease commitments of approximately EUR 37 million and certain open inventory purchase commitments of approximately EUR 602 million with our suppliers to ensure a smooth and continuous supply chain for key components. Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML is obligated to make additional payments to Nikon of US $9 million (approximately EUR 7 million) each in 2005, 2006 and 2007.

Pursuant to a license agreement between Micronic and ASML, ASML will pay to Micronic in the first quarter of 2005 an amount of EUR 20 million.

In 2006, we have repayment obligations, amounting to US$ 575 million, on our 5.75 percent Convertible Subordinated Notes due 2006 issued in October 2001, assuming no conversions occur. These notes are convertible into 30,814,576 ordinary shares at a conversion price of US$ 18.66 (EUR 13.68) per share, subject to adjustment, at any time prior to maturity. At any time on or after October 22, 2004, the Notes are redeemable at the option of ASML, in whole or in part, at 100 percent of their principal amount, together with accrued interest, provided that our shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. None of the notes were converted into ordinary shares during 2004. We have additional repayment obligations in 2010, amounting to EUR 380 million, on our 5.50 percent Convertible Subordinated Notes due 2010 issued in May 2003, assuming no conversions occur. These notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share, subject to adjustment, at any time prior to maturity. We currently intend to fund our future repayment obligations with primarily cash on hand and cash generated through operations. A description of our long-term debt, lines of credit and borrowing arrangements is provided in Note 11 to our consolidated financial statements. See also Item 3.D. “Risk Factors.”

Our contractual obligations and commercial commitments are disclosed in further detail in Item 5.F. “Tabular Disclosure of Contractual Obligations” and Note 12 to our consolidated financial statements.

A discussion of our funding, treasury policies and currencies in which cash and cash equivalents are held and long-term debt and borrowing arrangements are incorporated by reference to herein Notes 4 and 11 to our consolidated financial statements.

C. Research and Development, Patents and Licenses

Research and Development

See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results.”

Intellectual Property Matters

See Item 3.D. “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property.”

D. Trend Information

The year 2004 showed significant growth in sales compared to 2003, due to a recovery in the semiconductor industry.

We have accumulated a significant backlog for deliveries in the first half of 2005: our unit backlog is larger than that of December 2003, and the ASP is significantly higher, as a result of a richer 300 millimeter product mix. However, we remain cautious in our forecast as customer order push-outs are always possible, if overall semiconductor demand were not to materialize as expected. The order backlog as of December 31, 2004 comprises 131 lithography systems with an ASP of EUR 12.9 million. ASML plans to ship 60 systems in the first quarter of 2005 with an expected ASP of approximately EUR 10.7 million. The company has limited visibility for the second half of 2005.

The following table sets forth our backlog of systems as of December 31, 2003 and 2004.

As of December 31	2003	2004

Backlog sales of new systems (units)	103	119
Backlog sales of used systems (units)	21	12
Backlog sales of total systems (units)	124	131
Value of backlog new systems (EUR million)	946	1,664
Value of backlog used systems (EUR million)	47	27
Value of backlog of total systems (EUR million)	993	1,691
ASP for new systems (EUR million)	9.2	14.0
ASP for used systems (EUR million)	2.2	2.2

Our backlog includes only system orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

Based upon our backlog as of December 31, 2004, we expect our gross margin in the first half of 2005 will remain in the 38-40 percent range.

For 2005, we anticipate research and development costs to range between EUR 70-75 million for the first quarter of 2005 as the company prepares to launch, within one year, its third and fourth generation immersion tools, including systems with hyper-numerical aperture lenses.

A corporate income tax rate reduction in the Netherlands was enacted in the fourth quarter of 2004. This enactment will lead to a decrease of the consolidated effective tax rate to an expected tax rate of approximately 28 percent.

E. Off-Balance Sheet Arrangements

We have various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Other contractual arrangements, namely operating lease commitments and purchase obligations, are not generally required to be recognized as liabilities on our balance sheet but are required to be disclosed.

Variable Interest Entities

In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities.” Under FIN 46R an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.

In 2003, ASML moved to its current Veldhoven headquarters. The Company is leasing these headquarters for a period of 15 years from an entity (the “lessor”) that was incorporated by a syndicate of 3 banks (“shareholders”) solely for the purpose of leasing this building. The lessor’s shareholders equity amounts to EUR 1.9 million. Furthermore the shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million. ASML provided the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR 24.5 million, or during the lease at the book value of the assets. The total assets of the lessor entity amounted to approximately EUR 54 million at inception of the lease.

ASML believes that it holds a variable interest in this entity and that the entity is a variable interest entity (“VIE”) because it is subject to consolidation in accordance with the provisions of paragraph 5 of FIN 46(R). The total equity investment at risk is approximately 3.6 percent of the lessor’s total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders.
ASML determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other shareholders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary.

ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.

Purchase Obligations

We enter into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that would result from purchase commitments that are expected to be forfeited are provided for in our financial statements. As of December 31, 2004, we had purchase commitments for a total amount of approximately EUR 639 million, reflecting our backlog level at the end of 2004. In our negotiations with suppliers we continuously seek to align our purchase commitments with our business objectives. See also Item 5.F. “Tabular Disclosure of Contractual Obligations.”

Other Off-Balance Sheet Arrangements

We have certain additional commitments and contingencies that are not recorded on our balance sheet but may result in future cash requirements. In addition to operating lease commitments and purchase obligations, these off-balance sheet arrangements consist of product warranties and guarantees of our subsidiaries’ debt to third parties.

We provide guarantees to third parties in connection with transactions entered into by our subsidiaries in the ordinary course of business. These include bank loans reflected in Note 11 of our consolidated financial statements. Pursuant to a license agreement between Micronic and ASML, ASML will pay to Micronic in the first quarter of 2005 an amount of EUR 20 million. In connection with this payment, a letter of credit for the corresponding amount has been issued.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2004 can be summarized as follows:

		Less than	1-2	3-5	After 5
	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Long Term Debt, including interest expense[1]	992,004	46,758	500,865	42,871	401,510
Operating Lease Obligations	234,042	36,596	49,841	39,766	107,839
Purchase Obligations	638,947	602,204	36,743	0	0
Other deferred Liabilities[2]	19,790	6,596	13,194	0	0

Total Contractual obligations	1,884,783	692,154	600,643	82,637	509,349

1 We refer to Note 11 to our consolidated financial statements for the amounts excluding interest expense.
2 Other deferred liabilities relate to the additional payments to Nikon due in 2005, 2006 and 2007 with respect to a cross-license of patents related to lithography equipment. See Item 10.C. “Material Contracts.”

Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2004 as follows:

		Less than	1-2	3-5	After 5
	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Purchase options	69,077	7,714	0	5,627	55,736

G. Safe Harbor

See “Special Note regarding Forward-Looking Statements.”

Item 6

Directors, Senior Management and Employees

A. Directors and Senior Management

The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Date of Birth	Term Expires

Henk Bodt[1,2,3]	Chairman of the Supervisory Board	April 30, 1938	2007

Jan A. Dekker[1,3]	Member of the Supervisory Board	May 10, 1939	2006

Peter H. Grassmann	Member of the Supervisory Board	November 21, 1939	2006

Jos W.B. Westerburgen[2,3]	Member of the Supervisory Board	June 24, 1942	2005

Michael J. Attardo[2]	Member of the Supervisory Board	April 12, 1941	2005

Fritz W. Fröhlich[1]	Member of the Supervisory Board	March 19, 1942	2008

Arthur P.M. van der Poel	Member of the Supervisory Board	November 1, 1948	2008

Eric Meurice	President and Chief Executive Officer and Chairman of the Board of Management	July 30, 1956	2008

Stuart K. McIntosh	Executive Vice President Operations and Member of the Board of Management	August 31, 1944	N/A4

Peter T.F.M. Wennink	Executive Vice President, Chief Financial Officer and Member of the Board of Management	May 30, 1957	N/A4

Martin A. van den Brink	Executive Vice President Marketing & Technology and Member of the Board of Management	May 21, 1957	N/A4

David P. Chavoustie	Executive Vice President Sales and Member of the Board of Management	May 7, 1943	N/A4

1 Member of the Audit Committee
2 Member of the Remuneration Committee
3 Member of the Selection and Nomination Committee
4 There are no specified terms for members of the Board of Management appointed prior to March 2004.

Effective March 18, 2004, Mr. Bergsma resigned from the Supervisory Board. On that same date, Mr. Fröhlich and Mr. van der Poel were appointed as new members of our Supervisory Board. Effective October 1, 2004, Mr. Dunn retired as President, Chief Executive Officer and Chairman of our Board of Management and has been succeeded by Mr. Meurice.

Mr. Attardo and Mr. Westerburgen will be retiring by rotation on March 24, 2005. Mr. Westerburgen has informed the Supervisory Board that he is available for reappointment on March 24, 2005. Mr. Attardo has informed the Supervisory Board that he is not available for reappointment.

Mr. Dekker shall resign as member of the Selection and Nomination Committee effective March 2005; Mr. Dekker will be succeeded in this position by Mr. van der Poel.

Mr. McIntosh retired from his position on the Board of Management effective January 3, 2005. See Item 10.C. – “Material Contracts.”

Director and Officer Biographies

Henk Bodt

Mr. Bodt was appointed as Chairman of our Supervisory Board in 1995. Mr. Bodt is a former Executive Vice President of Royal Philips Electronics. In addition to other positions, including Chairman and Chief Executive Officer of the Consumer Electronics Division, he also served on the Board of Management of Philips and on the Group Management Committee of Philips. He currently serves on the Supervisory Boards of DSM N.V., Delft Instruments N.V. and Neo-Post SA.

Jan A. Dekker

Mr. Dekker has served on our Supervisory Board since 1997. Mr. Dekker is a former Chief Executive Officer of TNO from which he retired in November 2003. He currently serves on the Supervisory Boards of Gamma Holding N.V. and Koninklijke BAM N.V. and he is also President of the Royal Institute of Engineers (KIVI NIRIA) and President of EARTO.

Peter H. Grassmann

Mr. Grassmann has served on our Supervisory Board since 1996. Mr. Grassmann is a former President and Chief Executive Officer of Zeiss from which positions he retired in 2000. He currently serves on the Supervisory Boards of Gambro B.V., Aradex AG, Febit AG, IONITY AG, and on the Senate of the Max-Planck-Society. He is a member of the Advisory Board of EQT private equity funds GmbH.

Jos W.B. Westerburgen

Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever, and a former member of the Peters Committee on Corporate Governance in the Netherlands. Mr. Westerburgen currently serves as a member of the Supervisory Board of Unilever Nederland B.V., and is also Vice-Chairman of the Board of the Association Aegon. Furthermore he has been an advisor to Rodamco Europe N.V. and serves on the Supervisory Board of Rodamco effective January 1, 2005.

Michael J. Attardo

Mr. Attardo was appointed to our Supervisory Board during 2001. He is the former President and CEO of IBM Microelectronics, from which position he retired in 1999, and a former non-executive director of Silicon Valley Group, Inc.

Fritz W. Fröhlich

Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Board of Randstad Holding N.V. and serves as a member of the Supervisory Board of the following companies: Allianz Nederland N.V.; Draka Holding N.V.; Equant N.V.; Gamma Holding N.V. and Kempen N.V.

Arthur P.M. van der Poel

Mr. Van der Poel was appointed to our Supervisory Board in March 2004. Until 2001 he was the Chief Executive Officer of Philips Semiconductors. Mr. Van der Poel is a former member of the Board of Management (until April 2003) and a former member of the Group Management Committee of Royal Philips Electronics. Mr. Van der Poel is the chairman of the Board of MEDEA+, a member of the Board of Directors of Axalto Holding N.V. and serves as a member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.

Eric Meurice

Mr. Meurice was appointed as our President, Chief Executive Officer and Chairman of the Board of Management effective October 1, 2004. He is the former Executive Vice President in charge of Thomson TV Division (between 2001 and 2004) and between 1995 and 2001 Mr. Meurice held various management positions at Dell Computer Corporation. Between 1989 and 1995 Mr. Meurice was the Marketing and Sales Director of ITT Semiconductors and from 1984 until 1989 he worked at Intel Corporation as World Wide Automotive Marketing Manager.

Stuart K. McIntosh

Mr. McIntosh was appointed as Executive Vice President Operations and President Lithography Division during 2000 and was appointed as a member of our Board of Management effective April 1, 2001. Prior to that he served as the Executive Vice President and Chief Operating Officer of Philips Semiconductors. He also serves on the Advisory Board of SEMI North America.

Peter T.F.M. Wennink

Mr. Wennink was appointed as Executive Vice President and Chief Financial Officer of ASML in 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Netherlands Institute of Registered

Accountants. Mr. Wennink is currently on the Supervisory Board of Bank Insinger de Beaufort N.V.

Martin A. van den Brink

Mr. Van den Brink was appointed as Executive Vice President Marketing & Technology in 1999. Before then, he served as Vice President Technology since 1995. Mr. Van den Brink was appointed as a member of our Board of Management in July 1999.

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

B. Compensation

For details on compensation paid to or accrued for members of the Board of Management and members of the Supervisory Board, see Note 18 to our consolidated financial statements.

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

C. Board Practices

Board Practices

General

We endorse the importance of good corporate governance, in which independent oversight, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management, the Supervisory Board, ASML’s employees and the shareholders.

In addition to the exchange of ideas at the General Meeting of Shareholders, other important forms of communication include the publication of our annual and quarterly financial results as well as press releases and publications posted on our website. In addition, we pursue a policy of active communication with our shareholders. Our corporate governance structure is intended to:

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

Two-tier structure

ASML is incorporated under Netherlands law and has a two-tier board structure. Responsibility for the management of ASML lies with the Board of Management. Independent, non-executive members serve on the Supervisory Board, which supervises and advises the members of the Board of Management in performing their management tasks. The Board of Management has the duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval. The supervision of the Board of Management by the Supervisory Board includes (i) achievement of the Company’s objectives, (ii) corporate strategy and management of risks inherent to the business activities, (iii) the structure and operation of the internal risk management and control systems, (iv) the financial reporting process and (v) compliance with the legislation and regulations.

Supervisory Board members are prohibited from serving as officers or employees of ASML, and members of the Board of Management cannot serve on the Supervisory Board.

New legislation

Effective October 1, 2004, new legislation came into force with regard to the Large Company Regime (also known as the new “structuurregime”, hereinafter referred to as: the “New Act”). This new legislation provides for broader powers to the shareholders and provides a statutory basis for the Netherlands Corporate Governance Code.

Board of Management

The Board of Management consists of at least two members or any larger number of members as determined by the meeting of holders of priority shares in consultation with the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board must inform the General Meeting of Shareholders of the intended appointment of a member of the Board of Management. As a result of our compliance with the Netherlands Corporate Governance Code, members of the Board of Management that are appointed in 2004 or later shall be appointed for a maximum period of four years, but may be re-appointed. Members of the Board of Management serve until voluntary retirement, or suspension or dismissal by the Supervisory Board. In the case of dismissal, the Supervisory Board must first inform the General Meeting of Shareholders of the intended removal.

The Supervisory Board determines the remuneration of the individual members of the Board of Management, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the Supervisory Board. The remuneration policy is posted on ASML’s website.

Supervisory Board

The Supervisory Board consists of at least three members or any larger number as determined by the Supervisory Board. The Supervisory Board prepares a profile in relation to its size and composition; ASML’s Supervisory Board profile is posted on our website.

Prior to effectiveness of the New Act, appointments to the Supervisory Board were made by the Supervisory Board itself, subject to certain rights of recommendation of the General Meeting of Shareholders, the Works Council and the Board of Management, and certain rights of objection retained by the General Meeting of Shareholders and the Works Council.

Pursuant to the New Act, members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has a strengthened right to make recommendations for at least one-third of the members of the Supervisory Board, which recommendation may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed when the recommended person will be appointed as Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is not appealable.

Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes representing at least one/third of the total outstanding capital.

Members of the Supervisory Board serve for a maximum term of four years from the date of their appointment, or a shorter period as set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed twelve years. The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for reasons of lack of confidence.

Upon the proposal of the Supervisory Board, the General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. A member of the Supervisory Board shall not be granted any shares or option rights by way of remuneration.

Approval Board of Management decisions

Pursuant to the New Act, the Board of Management requires prior approval of the General Meeting of Shareholders for resolutions concerning an important change in the identity or character of ASML or its business, including in any case:

(i)	a transfer of all or substantially all of the business of ASML to a third party;

(ii)	entering into or the termination of a long-term joint venture between ASML and a third party, if this joint venture is material to ASML; and

(iii)	an acquisition or divestment by ASML of an interest in the capital of a company with a value of at least one third of ASML’s assets (determined by reference to ASML’s most recently adopted annual accounts).

Rules of Procedure

The Board of Management and the Supervisory Board have adopted Rules of Procedure for each of the Board of Management, Supervisory Board and the three Committees of the Supervisory Board. These Rules of Procedure are posted on ASML’s website.

Directors and Officers Insurance and Indemnification

Members of the Board of Management and Supervisory Board, as well as certain senior management members, are insured under the ASML’s Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may incur uninsured liabilities. ASML has agreed to indemnify its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to willful misconduct or intentional recklessness of such officer or director.

Corporate Governance Developments

ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include those that have been developed in the United States both by the NASDAQ National Market (“Nasdaq”) and by the SEC pursuant to the Sarbanes-Oxley Act of 2002, some of which already are applicable and some of which will be applicable to ASML during 2005.

On March 10, 2003, the Netherlands government commissioned a committee known as the Tabaksblat Committee to conduct a review of corporate governance in the Netherlands. The Tabaksblat Committee issued its final report “The Netherlands Corporate Governance Code” (the “Code”) on December 9, 2003, which came into effect on January 1, 2004. A full report on compliance with the Code is required to be included in the statutory annual report for the financial year 2004. Netherlands listed companies are required to either comply with the best practice provisions of the Code, or to explain on which points and why they deviate from these best practice provisions. Pursuant to the Code’s recommendations, ASML has included a separate chapter on corporate governance in its annual report for 2004. The Code contains recommendations with regard to corporate governance, including the following topics:

•	strengthening the role of the Supervisory Board and its committees and to increase its independence, quality and expertise;

•	strengthening the role of the shareholders with respect to control on the functioning of the Board of Management and the Supervisory Board, as well as with respect to nomination and remuneration of members of the Board of Management and the Supervisory Board;

•	facilitating and stimulating shareholders to use their voting power and to actively participate in the General Meeting of Shareholders; and

•	defining the role of the external auditor vis-à-vis the Supervisory Board as its principal contact.

The Company is currently implementing applicable provisions of the Code and the Sarbanes-Oxley Act of 2002, and subsequent SEC and Nasdaq rules that have been issued pursuant thereto.

Committees of ASML’s Supervisory Board

The Supervisory Board has an Audit Committee, a Remuneration Committee and a Selection and Nomination Committee. Members of these committees are appointed from among the Supervisory Board members.

Audit Committee

ASML’s Audit Committee is composed of three members of the Supervisory Board. Our external auditor, our Chief Executive Officer, our Chief Financial Officer and our Corporate Controller may also attend the meetings of the Audit Committee. The Audit Committee assists the Supervisory Board in:

•	overseeing the integrity of our financial statements and related non-financial disclosure;

•	overseeing the qualifications, independence and performance of the external auditor; and

•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls regarding finance and accounting.

During the year 2004, the Audit Committee met to review our quarterly earnings announcements and our audited annual consolidated financial statements, to discuss the system of internal controls over financial reporting and related audit findings, to approve the external audit plan and related audit fees and to pre-approve any audit and non-audit services to be rendered by our external auditor. The current members of our Audit Committee are Fritz Fröhlich (chairman), Henk Bodt and Jan Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. The Supervisory Board has determined that Fritz Fröhlich qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act and the rules promulgated thereunder.

Remuneration Committee

ASML’s Remuneration Committee is composed of three members of the Supervisory Board. The current members of our Remuneration Committee are Jos Westerburgen (chairman), Henk Bodt and Michael Attardo. The Remuneration Committee has prepared a remuneration policy for the Board of Management, which has been presented to and adopted by the 2004 General Meeting of Shareholders.

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

In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors, the remuneration policy, the desired levels of ASML’s short and long-term performance and its current compensation and benefits structures and levels benchmarked against those of relevant peers. External compensation survey data and, where necessary, external consultants, are used to benchmark ASML’s remuneration levels and structures.

Selection and Nomination Committee

ASML’s Selection and Nomination Committee is composed of at least three members of the Supervisory Board.

The Selection and Nomination Committee assists the Supervisory Board in:

•	preparing the selection criteria and appointment procedures for members of the Company’s Supervisory Board and Board of Management;

•	periodically evaluating the scope and composition of the Board of Management and the Supervisory Board and proposing the profile of the Supervisory Board in relation thereto;

•	periodically evaluating the functioning of individual members of the Board of Management and the Supervisory Board and reporting the results thereof to the Supervisory Board; and

•	proposing (re-)appointments of members of the Board of Management and the Supervisory Board and supervising the policy of the Board of Management in relation to the selection and appointment criteria for senior management.

The Selection and Nomination Committee was established in March 2004 and has had one meeting since its inception. In addition, during 2004, the members of the Selection and Nomination Committee consulted together several times on an ad hoc basis to review recruitment of the new Chief Executive Officer. The current members of our Selection and Nomination Committee are Jos Westerburgen (chairman), Henk Bodt and Jan Dekker. Mr. Dekker shall resign as member of the Selection and Nomination Committee as of March 2005; Mr. Dekker will be succeeded in this position by Arthur van der Poel.

Disclosure Committee

ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under United States and Netherlands law. The Disclosure Committee reports to and assists our Chief Executive Officer and Chief Financial Officer in the maintenance and evaluation of disclosure controls and procedures. The Audit Committee is kept informed about the outcome of the Disclosure Committee meetings. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The Disclosure Committee comprises various members of senior management. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

During the year 2004, the Disclosure Committee met to review our quarterly earnings announcements, our audited annual consolidated financial statements and other public announcements containing financial information. In addition, specific meetings were held to assess disclosure controls and procedures and internal control over financial reporting. In order to assist the disclosure committee in preparing its advice to our CEO and CFO in their assessment of ASML’s disclosure controls and procedures and internal control over financial reporting, we have an Internal Control Committee, comprising three members of the Disclosure Committee.

Exemptions from Certain Nasdaq Corporate Governance Rules

Nasdaq rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign private issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to US federal securities laws. ASML has received from Nasdaq exemptions from certain Nasdaq corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by ASML in lieu of Nasdaq rules, are described below:

•	ASML is exempt from Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with Netherlands law and Netherlands generally accepted business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.

•	ASML is exempt from Nasdaq’s requirements regarding the solicitation of proxies and provision of proxy statements for General Meetings of Shareholders. ASML does not solicit proxies or prepare proxy statements for General Meetings of Shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands.

•	ASML is exempt from Nasdaq’s requirements that the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers or employees be approved by shareholders. ASML’s Articles of Association provide that the Company’s Board of Management may issue shares, including share options, only if it has been granted the general authority to do so by the General Meeting of Shareholders. Once this grant of authority has been obtained, each issuance of shares must then be approved by ASML’s Supervisory Board and by the Meeting of the Priority Shareholders.

D. Employees

As of December 31, 2004, we had 5,071 employees in our continuing operations employed primarily in manufacturing and product development activities at our headquarters in Veldhoven. As of December 31, 2002, and December 31, 2003, the total number of employees in continued operations was 5,971 and 5,059, respectively. For a more detailed description of employee information, see Notes 13 and 19 to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.

ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Netherlands law. A Works Council is a representative body of the employees of a Netherlands company elected by the employees. The Board of Management of any Netherlands company that runs an enterprise with a Works Council must seek the non-binding advice of the Works Council before taking certain decisions with respect to the company, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the Board of Management. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, such as those affecting employee compensation, or pension or profit sharing plans, may only be taken with the Works Council’s approval. Such a decision may be taken without the prior approval of the Works Council only with the approval of the District Court.

On July 16, 2003, ASML announced workforce reductions of approximately 550 positions worldwide, with the majority in the Netherlands. ASML’s Board of Management and ASML’s Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination.

See Note 19 to our consolidated financial statements for a breakdown of our employees by segment and function.

E. Share Ownership

Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 18 to our consolidated financial statements, which are incorporated herein by reference. Information with respect to the grant of shares and share options to employees is included in Note 13 to our consolidated financial Statements which is incorporated herein by reference.

Item 7

Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by the members of the Supervisory Board and members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”) as a group, as of December 31, 2004:

Identity of Person or Group	Amount Owned	Percent of Class

Capital Group International, Inc [1]	37,722,430	7.8%
FMR Corp. [2]	46,189,190	9.6%
Capital Research and Management Company [3]	50,571,680	10.5%
Members of ASML’s Supervisory Board and Board of Management, as a group (8 persons) [4]	1,979,630	*

* Less than 1 percent.
1 Based solely on the Schedule 13-G/A jointly filed by Capital Group International, Inc. with the Commission on September 17, 2004.
2 Based solely on the Schedule 13-G/A filed by FMR Corp. with the Commission on February 16, 2004.
3 Based solely on the Schedule 13-G filed by Capital Research and Management Company with the Commission on December 10, 2004.
4 Five members of our Board of Management and one former member who retired in the course of 2004 own a total of 1,907,660 options to purchase ASML shares. See Note 18 to our consolidated financial statements for information on options held by members of our Board of Management on an individual basis. One member and one former member of our Board of Management together own 49,680 of our outstanding shares. Two members of the Supervisory Board together hold 22,290 of our outstanding shares or options on shares. None of the other members of the Supervisory Board hold any of our outstanding shares or options on shares. Certain members of our Board of Management have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.

According to SEC filings, (i) Capital Group International, Inc. increased its shareholding (including as a holder of convertible notes) from 28,455,070 shares as of November 2003 to 37,722,430 shares as of September 2004, (ii) Capital Research and Management Company increased its shareholding (including as a holder of convertible notes) from 26,807,920 shares as of February 2004 to 50,571,680 as of December 2004 and (iii) FMR Corp. reduced its shareholding (including as a holder of convertible notes) from 58,304,695 shares as of February 2003 to 46,189,190 shares as of February 2004.

Our major shareholders do not have voting rights different from other shareholders. We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association.”

As of January 18, 2005, our ordinary shares were held by 632 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

On July 3, 2003, a draft bill to amend the Major Holding Act was submitted to the Second Chamber of the Netherlands Parliament. According to the Explanatory Notes to the proposed bill, it is anticipated that the existing percentages will be replaced by the following percentage ranges which require disclosure if as a result of acquisition or disposal the percentage of voting rights and capital interest reaches, exceeds or falls below 5, 10, 15, 20 and 25 percent or more. Under the proposed bill, above 25 percent, all direct or indirect transactions in our share capital or voting rights must be reported.

In addition, the Major Holding Act might be subject to changes following from EU legislation on transparency.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: shares (i) directly held (or acquired or disposed of) by any person, (ii) held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement, and (iii) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (including, but not limited to, upon conversion of convertible bonds). Special rules apply to the attribution of shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructarian acquires such (conditional) voting rights, this may trigger reporting obligations for the holder of the shares.

In addition, pursuant to the Securities Trade Act and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25 percent in our capital must, by means of a standard form, within ten days after the month in which the transaction occurs, notify the AFM of such transaction in our ordinary shares or securities the value of which is dependent on the value of our ordinary shares (including, without limitation, an acquisition or disposal of our shares or convertible bonds). If that shareholder is a legal entity and not an individual, the obligations under the Securities Trade Act also apply to members of its management and supervisory boards. In addition, these obligations apply to the following persons related to such 25 percent shareholder (if the 25 percent shareholder is a natural person): (i) spouses, (ii) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (iii) relations by blood or affinity to the first degree who do not share a household with these persons, in each case who hold at least 5 percent of our shares in our capital or will obtain this percentage through the transaction.

The AFM keeps a public registry of and publishes all notifications made pursuant to the Major Holdings Act and the Securities Trade Act.

Non-compliance with the reporting obligations under the Major Holdings Act or the Securities Trade Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Major Holdings Act may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of the General Meeting of Shareholders of the company to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the Major Holdings Act or Securities Trade Act had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.

B. Related Party Transactions

There have been no transactions during our most recent fiscal year, nor are there presently any proposed material transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to share options described under Note 13 to our consolidated financial statements.

C. Interests of Experts & Counsel

Not applicable.

Item 8

Financial Information

A. Consolidated Statements and Other Financial Information Consolidated Statements

See Item 18 “Financial Statements”.

Legal Proceedings

See Item 4.B. “Business Overview” and Note 14 to our consolidated financial statements, which is incorporated herein by reference.

Dividend Policy

ASML has no current intention to pay dividends on its ordinary shares. For more information see Item 10.B. “Memorandum and Articles of Association” and Item 10.D. “Exchange Controls.”

B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements. See Item 5.D. “Trend Information.”

Item 9

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

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on Nasdaq, as well as on Euronext Amsterdam.

	Nasdaq		Euronext Amsterdam
	US$		EUR

	High	Low	High	Low
Annual Information
2000	50.25	17.63	52.00	22.20
2001	30.62	9.51	32.32	9.70
2002	25.80	4.95	29.79	5.13
2003	20.39	6.11	17.04	5.39
2004	22.32	12.41	17.50	10.26
Quarterly Information
1st quarter 2003	9.75	6.11	9.38	5.39
2nd quarter 2003	11.06	6.57	9.52	5.98
3rd quarter 2003	16.93	9.55	15.29	8.20
4th quarter 2003	20.39	13.18	17.04	11.09
1st quarter 2004	22.32	16.48	17.50	13.38
2nd quarter 2004	19.37	15.16	15.93	12.68
3th quarter 2004	16.85	12.41	13.90	10.36
4th quarter 2004	16.61	12.82	12.49	10.26
Monthly Information
July 2004	16.85	13.66	13.90	11.16
August 2004	13.74	12.53	11.66	10.36
September 2004	14.37	12.41	11.67	10.36
October 2004	14.25	12.82	11.26	10.26
November 2004	16.07	14.02	12.34	11.13
December 2004	16.61	15.32	12.49	11.54
January (through January 26), 2005	15.73	14.48	11.86	11.19

(Source: Bloomberg)

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Listing Details.”

D. Selling Shareholder

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10

Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by Item 10.B. is incorporated by reference to ASML’s Current Report on Form 6-K, filed with the Commission on June 10, 2004.

Current Authorizations to Issue and Repurchase Ordinary Shares

Our Board of Management has the power to issue ordinary shares and preference shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board and the Meeting of Priority Shareholders must approve any issuance of ordinary shares or preference shares.

The Board of Management (subject to the approval of the Supervisory Board and the Meeting of the Priority Shareholders) is currently authorized to issue ordinary shares and/or rights thereto through September 18, 2005, up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 18, 2004), plus an additional 10 percent of our issued share capital as of the date of authorization (March 18, 2004) in connection with mergers and acquisitions. At our annual General Meeting of Shareholders to be held on March 24, 2005, our shareholders will be asked to extend this authority through September 24, 2006.

Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate the preemptive rights of holders of ordinary shares. The Board of Management is currently authorized, subject to these approvals, to limit or eliminate preemptive rights of holders of ordinary shares through September 18, 2005. A further designation may be effective for up to five years and may be renewed. At our annual General Meeting of Shareholders to be held on March 24, 2005, our shareholders will be asked to extend this authority through September 24, 2006.

We may repurchase ordinary shares at any time, subject to compliance with the requirements of Netherlands law (and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital). Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 18, 2005 up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 18, 2004) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 24, 2005, our shareholders will be asked to extend this authority through September 24, 2006.

Shareholder Approval for Share and Share Option Arrangements for Board of Management

In 2004, ASML submitted to the General Meeting of Shareholders for approval a proposal regarding plans to issue shares or rights to acquire shares to members of the Board of Management, in accordance with the Code. We have not in the past established and do not intend in the future to establish stock option or purchase plans or other equity compensation arrangements for members of our Supervisory Board.

Nasdaq rules require shareholder approval of stock option plans available to officers, directors or employees. However, Nasdaq has granted ASML an exemption from this requirement. Notwithstanding this exception, ASML nevertheless submitted stock option plans available to employees to the General Meeting of Shareholders in the annual meeting of March 18, 2004. In the event that material changes to the stock option plans occur, we shall also do so in 2005.

C. Material Contracts

Nikon-ASML Cross License Agreement

Scope of License

In connection with a settlement of worldwide patent litigation between Nikon, ASML and Zeiss, on December 10, 2004, ASML entered into a patent cross-license agreement with Nikon, effective November 12, 2004, pursuant to which (i) ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and (ii) Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment (other than optical components) under patents owned or otherwise sublicensable by Nikon. These license grants cover existing patents, as well as additional patents that issue worldwide before the end of 2009, and are retroactive to the effective application date of each licensed patent. The license grants exclude patent claims for electron beam or other charged particle beam lithography, lithography to manufacture flat panel displays or expose large-area substrates other than wafers, maskless lithography, glass products and special mask technology. Certain Nikon patents related to immersion lithography designated as “excluded Nikon patents” are also excluded from the cross-license, but if Nikon sues ASML, Zeiss or any of their subsidiaries or customers in respect of such patents, ASML has the right to terminate the license that it has granted to Nikon under the cross-license agreement. In addition, Nikon and ASML agree not to sue each other based on exploitation of lithography products under co-owned patents that are not licensable without the consent of the co-owner.

Term of License

The licenses under the agreement are perpetual for patents having an effective application date before 2003 (“Class A Patents”) and for all other patents (“Class B Patents”) will terminate at the end of 2009. At any time until June 30, 2015, either party has a limited right to designate up to 5 Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A patents. Any patents acquired after the date of the agreement are deemed Class B Patents.

Immunity

Under the terms of the settlement, ASML and Nikon have granted each other immunity from patent suits by the other party from the end of 2009 until December 31, 2014 under patents issuing before 2015. After 2015, either party may sue the other party for activities from 2010 to 2015 under patents not subject to a license, provided that damages for that period are limited to a reasonable royalty for that period. Each party also grants to the other party’s resellers and customers immunity from patent suits for use of lithography equipment purchased prior to 2015, provided that the reseller or customer does not sue or threaten to sue the other party for lithography related patent infringement. Each party also grants to the other party and its resellers and customers limited immunity from patent suits for use of special masks and glass products sold before 2015. Either party may bring suit after 2015 for special mask products sold from 2010 to 2015, provided that damages are limited to reasonable royalties for that period.

Payments

Pursuant to the cross license agreement, ASML made an initial payment of US$ 60 million (approximately EUR 49 million) to Nikon in November 2004 and is further obligated to pay three annual payments of US$ 9 million (approximately EUR 7 million), commencing November 12, 2005.

Termination; Assignment

Nikon may terminate the cross-license agreement if either ASML or Zeiss default on their payment obligations to Nikon, provided that ASML and Zeiss may cure each other’s payment default. Either party may assign its rights under the cross-license agreement in connection with a sale of all or substantially all of the assets of the business of manufacturing the products covered by the cross-license agreement.

ASML/Zeiss Sublicense Agreement

Also in connection with a settlement of worldwide patent litigation between Nikon, ASML and Zeiss, on December 10, 2004, ASML entered into a sublicense agreement with Zeiss SMT AG, effective November 12, 2004, pursuant to which Zeiss granted ASML a non-exclusive license of all of the rights it received from Nikon to exploit optical components under the Nikon-Zeiss Patent Cross-License Agreement. Pursuant to the Nikon-Zeiss Patent Cross-License Agreement, Nikon granted Zeiss a non-exclusive license to manufacture and sell optical components under patents owned or otherwise sublicensable by Nikon. No royalties are payable by ASML for the license prior to the termination of the 1997 Agreement between Carl Zeiss AG and ASML Netherlands B.V. The 1997 Agreement is terminable by either party (i) as of the end of a calender year, upon 3 years notice, or (ii) for cause (breach of the agreement by the other party). Upon that termination, ASML is obligated to begin to pay Zeiss a royalty on sales of certain lithography systems including optical components, unless that agreement has been unilaterally terminated by Zeiss without cause. If Nikon sells optical components to ASML but does not pay Zeiss a royalty as provided in the Nikon-Zeiss Patent Cross-License Agreement, ASML will lose its right to sell stand-alone optical components under the sublicense agreement.

The sublicense agreement terminates upon termination of the Nikon-Zeiss Patent Cross-License Agreement or if ASML does not pay royalties owing to Zeiss under the sublicense agreement. ASML may assign its rights under the sublicense agreement in connection with a sale of all or substantially all of the assets of its lithography business and Zeiss may transfer its rights under the sublicense agreement in connection with a sale of all or substantially all of the assets of its optical components business.

Employment Agreement with Eric Meurice

On August 2, 2004, the Company’s chief executive officer Eric Meurice entered into an employment agreement with the Company, terminable by the Company on not less than six months’ notice and by Mr. Meurice on not less than three months’ notice. The employment agreement has a term of four years, but can be extended with the consent of both parties. Mr. Meurice is entitled to receive a payment equal to one year’s base salary in the event he is terminated by the Company. The employment agreement contains confidentiality and non-competition provisions to which Mr. Meurice is subject.

The agreement entitles Mr. Meurice to a base salary of EUR 600,000 per year, plus an annual bonus of up to 50% of base salary if certain performance targets are met. Pursuant to the agreement, Mr. Meurice received 125,000 share options upon execution of the agreement and is entitled to receive annually, if certain performance targets are met, (i) share options with a value equal to up to 25% of base salary and (ii) shares with a value equal to up to 25% of base salary. Mr. Meurice is also entitled to pension benefits under a defined contribution plan. For additional information on Mr. Meurice’s remuneration, see Note 18 to our consolidated financial statements.

Retirement of Stuart McIntosh

On October 12, 2004, the Company entered into an agreement with Stuart McIntosh in connection with his retirement from the Board of Management. Pursuant to the agreement, as amended, Mr. McIntosh retired from the Board of Management effective January 3, 2005, and from employment by ASML effective April 30, 2005. In accordance with the terms of the agreement, Mr. McIntosh is entitled to payments totalling EUR 589,845, which is equal to the amount he would have received during the remaining term of his employment agreement.

Agreement between Zeiss and ASML Holding N.V.

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

D. Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euro on ASML’s Amsterdam Shares may be officially transferred from the Netherlands and converted into any other currency without being subject to any Netherlands legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Netherlands Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be paid in U.S. dollars, converted at the rate of exchange on Euronext Amsterdam at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association. ASML has no current intention to pay dividends on its ordinary shares. For more information see Item 10.B. “Memorandum and Articles of Association.”

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

Income Tax Consequences for Non-Resident Holders on Owning and Disposing of the Ordinary Shares

An individual who is a Non-resident Holder will not be subject to Netherlands income tax on received income in respect of our ordinary shares or capital gains derived from the sale, exchange or other disposition of our ordinary shares, provided that such holder:

•	does not carry on and has not carried on a business in the Netherlands through a permanent establishment or a permanent representative to which the ordinary shares are attributable;

•	does not hold and has not held a substantial interest in our share capital or, in the event the Non-resident Holder holds or has held a substantial interest in our share capital, such interest is or was a business asset in the hands of the holder;

•	does not share and has not shared directly (either through the beneficial ownership of ordinary shares or similar securities) in the profits of an enterprise managed and controlled in the Netherlands which owned or was deemed to have owned ASML’s ordinary shares;

•	does not carry out and has not carried out any activities which generate taxable profit or taxable wages to which the holding of ASML’s ordinary shares was connected;

•	does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or board member of any entity resident in the Netherlands, and does not serve and has not served as a civil servant of a Netherlands public entity with which the holding of ASML’s ordinary shares is or was connected; and

•	is not an individual that has opted to be taxed as a resident of the Netherlands.

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

To qualify for the Netherlands participation exemption, the Holder must generally hold at least 5% of the nominal paid-in capital of ASML and meet some other requirements.

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

A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, all European Union member states, and other countries. Under the Treaty between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of our voting power, to 5%, provided that the shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file for a refund of such withholding.

A Non-resident Holder may not claim the benefits of the Tax Treaty unless (i) it is a resident of the United States as defined therein and (ii) its entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.

In this respect it is noted that on March 8, 2004 the United States and the Netherlands agreed on a new protocol to the tax treaty concluded between parties. The new protocol introduces (among others) a 0% dividend withholding tax rate on dividends, provided certain requirements are met. In addition, above mentioned article 26 (limitation on benefits) is adjusted. Some requirements to the various tests mentioned in article 26 will become more severe and others will be moderated. The protocol enters into effect as of two months after ratification and official publication as far as it concerns withholding taxes. For other taxes the protocol enters into effect on January 1, 2005.

Dividend Stripping Rules

Under Netherlands tax legislation regarding anti-dividend stripping, no exemption from, or refund of, Netherlands dividend withholding tax is granted if the recipient of dividends paid by ASML is not considered the beneficial owner of such dividends.

Surtax

As a result of Netherlands tax reform effective from January 1, 2001, ASML will be subject to a 20% corporate income tax, or Surtax, on ‘excessive’ (evaluated based on certain criteria, including previous dividend distributions) dividends ASML distributes during the period from January 1, 2001 through December 31, 2005. It is proposed in the Netherlands parliament to terminate the surtax regime as per December 31, 2004.

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

For purposes of Netherlands gift and inheritance tax, an individual of Netherlands nationality is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceeding the time of the gift or death. For purposes of Netherlands gift tax, a person not possessing Netherlands nationality is deemed to be a resident of the Netherlands if he has resided therein at any time in the twelve months preceeding the time of the gift.

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

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding shares. Prospective purchasers of ordinary shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local or non-U.S. tax laws to which they may be subject.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States,

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof,

•	an estate of which the income is subject to U.S. federal income taxation regardless of its source,

•	a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all of its substantial decisions.

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

Recently enacted U.S. tax legislation (the “2003 Tax Act”) reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as the stock has been held for more than 60 days during the 120 period beginning 60 days before the ex-dividend date. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The Tax Treaty has been identified as a qualifying treaty. Individual U.S. Holders should consult their tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

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

I. Subsidiary Information

See Item 4.C. “Organizational Structure”.

Item 11

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk (i.e. the risk of a change in the value of a financial instrument, derivative or non derivative) caused by fluctuations in currency exchange rates and interest rates. Our treasury department manages market risk in accordance with established policies through transactions in financial instruments. None of these transactions are entered into for trading purposes. These instruments are generally available from numerous sources and we do not consider them to be specialized or high risk. The terms of the financial instruments utilized are consistent with the related underlying hedged exposure. Established controls including policies, guidelines and a system of authorization and reporting, are in place covering all financial instruments. We regularly evaluate the use of financial instruments, including swaps, options and forward contracts, and believe that the risk of incurring losses as a result of default is remote.

We are exposed to credit risk in connection with these financial instruments. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparts. We do not have significant concentration of risk with any single party in any of our financial instruments.

Foreign exchange risk

We operate globally and are thus exposed to foreign exchange risk arising from volatility in currency exchange rates.

We price most of our product sales in euro, however a portion of our sales, cost of sales and expenses are denominated in U.S. dollars, and we expect this will continue to be so for the foreseeable future. According to our foreign exchange policy guidelines, we hedge material foreign exchange transaction risk exposure, such as sales transactions, forecasted purchase cash flows, accounts receivable and accounts payable. This exposure is mainly hedged with financial instruments such as foreign exchange forward contracts and foreign exchange options. We closely monitor the effectiveness of our outstanding hedge contracts throughout the life of the hedges.

The majority of financial instruments that we use to hedge foreign exchange risk have a duration of less than one year. As of December 31, 2004, we anticipate EUR 26.7 million of other comprehensive income to represent the total anticipated gain to be released to sales and EUR 2.8 million to represent the total anticipated loss to be charged to cost of sales over the next 12 months as the forecasted sale and purchase transactions occur.

Since we have subsidiaries outside the euro-zone, the euro–denominated value of our shareholder’s equity is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidated financial statements. We use, from time to time, foreign currency-denominated loans to hedge material translation exposure arising from foreign net investments.

Interest rate risk

Our exposure to the market risk of changes in interest rates relates primarily to our debt obligations and our cash balance. Interest rate swaps that we use to hedge the fair value of fixed loan coupons payable are designated as fair value hedges, with changes in fair value recorded under interest income and expense in our statement of operations. The accumulated change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. Interest rate swaps that we use to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying assets. Accordingly, all changes in fair value of these derivative instruments are recorded as other comprehensive income. The accumulated changes in fair value of the derivatives are intended to offset changes in future interest cash flows on the assets. The hedging relationship between interest rate swaps and hedged fixed loan coupons is highly effective. See Notes 1, 4 and 11 to our consolidated financial statements, which are incorporated herein by reference.

Credit risk

Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting our counterparties to a sufficient number of major financial institutions and issuers of commercial paper.

Sensitivity analysis derivative financial instruments

The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk.

The following table summarizes the Company’s derivative financial instruments, their market values and their sensitivity to an instantaneous 10% decrease of the euro against other currencies and an instantaneous 1% non-favorable increase in interest rates from their levels of December 31, 2003 and 2004 respectively, with all other variables held constant.

			Fair Value change
			1% non-	10% weakening of
			favorable increase	euro against other
	Notional Amount [2]	Fair Value	in interest rate	currency
(in thousands)	EUR	EUR	EUR	EUR

As of December 31, 2003
Forward contracts [1]	54,173	444	N/A	(4,398)
Currency options	8,314	(217)	N/A	(173)
Interest rate swaps	981,285	6,102	(21,801)	N/A

As of December 31, 2004
Forward contracts [1]	82,722	11,547	N/A	(9,441)
Currency options	78,882	8,803	N/A	(7,696)
Interest rate swaps	847,431	1,978	(10,407)	N/A

(Source: Bloomberg)

1 Includes forward contracts on U.S. dollars, Hong Kong dollars, British Pounds, Israeli Shekel, Japanese Yen, Singapore dollars and Swiss Francs.

2 Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, and to monetary assets and liabilities.

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

Item 12

Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15

Controls and Procedures

Evaluation of Disclosure controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2004 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to ASML (including its consolidated subsidiaries) required to be included in our periodic filings under the Exchange Act.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2004 there have not been any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16

A. Audit Committee Financial Expert

Our Supervisory Board has determined that effective March 18, 2004, Mr. Fritz Fröhlich qualified as the Audit Committee Financial Expert (replacing Mr. Syb Bergsma, who was previously determined to be the Audit Committee Financial Expert).

B. Code of Ethics

ASML’s Code on Ethical Business Conduct

In 2001, ASML adopted its Principles of Ethical Business Conduct, which contain ASML’s ethical principles in relation to various subjects. These Principles have been worked out into day-to-day guidelines (called “Internal Guidelines on Ethical Business Conduct”) that were adopted in March 2003. The Internal Guidelines on Ethical Business Conduct apply to ASML employees worldwide, including ASML’s Chief Executive Officer and Chief Financial Officer. No amendments were made to, and no waivers were granted in respect of, ASML’s Principles of Ethical Business Conduct or Internal Guidelines on Ethical Business Conduct in 2004.

In January 2005, ASML adopted an amended version of its Principles of Ethical Business Conduct and Internal Guidelines on Ethical Business Conduct. In connection with these amendments, ASML also amended the Complaint Procedure with regard to violations of the Internal Guidelines on Ethical Business Conduct and adopted a Whistleblower’s Procedure for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters and the confidential, anonymous submission of complaints by employees regarding questionable accounting and auditing matters. The main reasons for these amendments and adoption of the Whistleblower’s Procedure were the coming into force of the Code and developments in Nasdaq and SEC rules. Our Internal Guidelines on Ethical Business Conduct are posted on our website.

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

C. Principal Accountant Fees and Services

Deloitte Accountants has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2004. The following table sets forth the aggregate fees for professional audit services and other services rendered by Deloitte Accountants in 2004 and 2003.

Year ended December 31	2003[1]	2004[1]
(in thousands)	EUR	EUR

Audit Fees	1,041	1,014
Audit-related Fees	104	125
Tax Fees	1,472	738
All Other Fees	89	0

Total	2,706	1,877

1 All fee amounts exclude VAT.

Audit fees

Audit fees primarily relate to the audit of our annual financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of our subsidiaries and services in connection with accounting consultations on both U.S. GAAP and IFRS.

Audit-related fees

Audit-related fees mainly comprise services in connection with consultations on implementing the requirements of Section 404 of the Sarbanes-Oxley Act.

Tax fees

Tax Fees can be detailed as follows:

Year ended December 31	2003[1]	2004[1]
(in thousands)	EUR	EUR

Corporate Income Tax compliance services	576	287
Tax assistance for expatriate employees	476	253
Other tax advisory and compliance	420	198

Total	1,472	738

1 All fee amounts exclude VAT.

Other fees

Other fees reflect for the year 2003 expenditures for training and local compliance services (non-tax-related).

The Audit Committee has approved the external audit plan and related audit fees for the year 2004. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services such as tax-related services and acquisition advisory are permitted. The Audit Committee pre-approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17

Financial Statements

Not applicable.

Item 18

Financial Statements

In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set forth on pages F-2 through F-35 hereto.

Item 19

Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 7 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on June 10, 2004 (File No. 0-25566))

2.1	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.75 percent Convertible Subordinated Notes due 2006 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001)

2.2	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.50 percent Convertible Subordinated Notes due 2010 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000)#

4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)#

4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.5	Employee Agreement between ASML Holding N.V. and Eric Meurice*

4.6	Employee Agreement between ASML Holding N.V. and Stuart K. McIntosh (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.7	Employee Agreement between ASML Holding N.V. and David P. Chavoustie (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.8	Form of Employee Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.9	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))

4.10	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation*#

4.11	ASML/Zeiss Sublicense Agreement, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V.*#

4.12	Agreement, dated October 12, 2004, between ASML Holding N.V. and Stuart K. McIntosh*

4.13	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))

8.1	List of Subsidiaries*

12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*

13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Accountants B.V.*

* Filed herewith

# Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

Signatures

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASML Holding N.V.
(Registrant)

/s/ Eric Meurice
President, Chief Executive Officer and Chairman of the Board of Management
Dated: January 28, 2005

/s/ Peter T.F.M. Wennink
Principal Accounting and Chief Financial Officer
Dated: January 28, 2005

Index to Financial Statements

Financial Statements

F-2	Consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004

F-3	Consolidated statements of comprehensive income (loss) for the years ended December 31, 2002, 2003 and 2004

F-3	Consolidated balance sheets as of December 31, 2003 and 2004

F-4	Consolidated Statements of shareholders’ equity for the years ended December 31, 2002, 2003 and 2004

F-5	Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004

F-6	Notes to the consolidated financial statements

F-35	Report of Independent Registered Accounting Firm

Consolidated Statements of Operations 1

	Year ended December 31	2002	2003	2004	2004[2]
Notes	(in thousands, except per share data)	EUR	EUR	EUR	US$

	Net product sales	1,740,633	1,356,905	2,250,925	3,071,174
	Net service sales	218,039	185,832	214,452	292,599

	Total net sales	1,958,672	1,542,737	2,465,377	3,363,773

	Cost of product sales	1,289,030	1,028,362	1,389,556	1,895,918
	Cost of service sales	202,038	145,593	170,182	232,197

3	Total cost of sales	1,491,068	1,173,955	1,559,738	2,128,115

	Gross profit on sales	467,604	368,782	905,639	1,235,658

	Research and development costs	324,419	305,839	352,920	481,526
15	Research and development credits	(26,015)	(19,119)	(21,961)	(29,964)
	Selling, general and administrative costs	263,243	212,609	201,629	275,104
3	Restructuring charges (credits)	0	24,485	(5,862)	(7,998)

	Operating income (loss)	(94,043)	(155,032)	378,913	516,990

	Interest income [3]	23,700	25,413	27,998	38,201
	Interest expense [3]	(60,481)	(54,562)	(44,071)	(60,131)

	Income (loss) from continuing operations before income taxes	(130,824)	(184,181)	362,840	495,060
16	(Provision for) benefit from income taxes	42,779	59,675	(127,380)	(173,798)

	Net income (loss) from continuing operations	(88,045)	(124,506)	235,460	321,262
2	Loss from discontinued operations before income taxes	(183,624)	(59,026)	0	0
16	Benefit from income taxes	63,846	23,316	0	0

	Net loss from discontinued operations	(119,778)	(35,710)	0	0

	Net income (loss)	(207,823)	(160,216)	235,460	321,262

	Basic net income (loss) from continuing operations
	per ordinary share	(0.18)	(0.26)	0.49	0.66
	Basic net income (loss) from discontinued operations
	per ordinary share	(0.26)	(0.07)	0.00	0.00
	Basic net income (loss) per ordinary share	(0.44)	(0.33)	0.49	0.66
	Diluted net income (loss) from continuing operations
	per ordinary share	(0.18)	(0.26)	0.49	0.66
	Diluted net income (loss) from discontinued operations
	per ordinary share	(0.26)	(0.07)	0.00	0.00
	Diluted net income (loss) per ordinary share	(0.44)	(0.33)	0.49	0.66
	Number of ordinary shares used in computing
	per share amounts (in thousands)
	Basic	476,866	482,240	483,380	483,380
	Diluted	476,866	482,240	484,661	484,661

1 See Note 2 “Discontinued operations” and Note 3 “Restructuring” to the consolidated financial statements.
2 Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2004, have been translated into U.S. dollars using the exchange rate on December 31, 2004, of US$ 1.00 = EUR 0.73292.
3 Reflects netting of intercompany cashpooling activities.

     Consolidated Statements of Comprehensive Income

Year ended December 31	2002	2003	2004	2004
(in thousands)	EUR	EUR	EUR	US$

Net income (loss)	(207,823)	(160,216)	235,460	321,263
Foreign currency translation, net of taxes	(9,269)	(12,318)	(21,832)	(29,788)
Gain (loss) on derivative instruments	15,128	(7,158)	16,736	22,835

Comprehensive income (loss)	(201,964)	(179,692)	230,364	314,310

Consolidated Balance Sheets

	As of December 31	2003	2004	2004
Notes	(in thousands, except share and per share data)	EUR	EUR	US$

	Assets
	Cash and cash equivalents	1,027,806	1,228,130	1,675,667
5	Accounts receivable, net	314,495	503,153	686,505
6	Inventories, net	595,017	717,688	979,217
16	Deferred tax assets short term	49,590	54,554	74,434
7	Other current assets	157,912	175,792	239,852
2	Assets from discontinued operations	5,007	2,695	3,677

	Total current assets	2,149,827	2,682,012	3,659,352

16	Deferred tax assets	325,271	201,100	274,382
7	Other assets	30,711	25,145	34,308
8	Intangible assets, net	14,590	31,818	43,413
9	Property, plant and equipment, net	347,883	303,691	414,357

	Total assets	2,868,282	3,243,766	4,425,812

	Liabilities and Shareholders’ Equity
	Accounts payable	220,153	343,228	468,302
3,10	Accrued liabilities and other	442,383	453,831	619,210
16	Deferred tax liabilities short term	2,285	1,332	1,817
16	Current tax liabilities	8,247	10,037	13,695
2	Liabilities from discontinued operations	13,451	4,713	6,430

	Total current liabilities	686,519	813,141	1,109,454

16	Deferred tax liabilities	169,641	200,717	273,859
12,13	Other deferred liabilities	10,850	20,973	28,616
11	Convertible subordinated debt	842,543	802,810	1,095,359
11	Other long term debt	17,522	14,523	19,815

	Total liabilities	1,727,075	1,852,164	2,527,103

12,14	Commitments and contingencies
	Cumulative Preference Shares, EUR 0.02 nominal
	value; 900,000,000 shares authorized;
	none outstanding as of December 31, 2003 and 2004	0	0	0

	Priority Shares, EUR 0.02 nominal value;
	23,100 shares authorized, issued and outstanding
	as of December 31, 2003 and 2004	1	1	1

	Ordinary Shares, EUR 0.02 nominal value;
	900,000,000 shares authorized 482,513,502 shares
	issued and outstanding as of December 31, 2003
	and 483,676,483 as of December 31, 2004	9,650	9,674	13,199
	Share premium	875,829	895,836	1,222,284
	Retained earnings	116,110	351,570	479,684
	Accumulated other comprehensive income	139,617	134,521	183,541

21	Total shareholders’ equity	1,141,207	1,391,602	1,898,709
	Total liabilities and shareholders’ equity	2,868,282	3,243,766	4,425,812

Consolidated Statements of Shareholders’ Equity

					Accumulated
					Other
		Shares	Share	Retained	Comprehensive
	Shares	Amount	Premium	Earnings	Income	Total
(in thousands)	Number	EUR	EUR	EUR	EUR	EUR

Balance at December 31, 2001	466,978	9,340	579,564	484,149	153,234	1,226,287

Components of comprehensive income:
Net loss				(207,823)		(207,823)
Foreign Currency Translation					(9,269)	(9,269)
Gain (loss) on derivative instruments					15,128	15,128

Issuance of Ordinary Shares	15,204	304	290,889			291,193

Balance at December 31, 2002	482,182	9,644	870,453	276,326	159,093	1,315,516

Components of comprehensive income:
Net loss				(160,216)		(160,216)
Foreign Currency Translation					(12,318)	(12,318)
Gain (loss) on derivative instruments					(7,158)	(7,158)

Issuance of Ordinary Shares	332	7	5,376			5,383

Balance at December 31, 2003	482,514	9,651	875,829	116,110	139,617	1,141,207
Components of comprehensive income:
Net income				235,460		235,460
Foreign Currency Translation					(21,832)	(21,832)
Gain (loss) on derivative instruments					16,736	16,736

Issuance of Ordinary Shares	1,162	24	20,007			20,031

Balance at December 31, 2004	483,676	9,675	895,836	351,570	134,521	1,391,602

Consolidated Statements of Cash Flows

Year ended December 31	2002	2003	2004	2004
(in thousands)	EUR	EUR	EUR	US$

	(as restated see Note 1)	(as restated see Note 1)
Cash Flows from Operating Activities
Net income (loss) from continued operations	(88,045)	(124,506)	235,460	321,263
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	166,035	144,800	90,215	123,090
Impairment charges	20,651	12,100	2,929	3,996
Allowance for doubtful debts	0	9,113	3,085	4,209
Allowance for obsolete inventory	112,164	32,431	34,336	46,848
Deferred income taxes	(22,361)	(79,577)	114,701	156,499
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(57,183)	211,627	(192,819)	(263,083)
Inventories	(84,384)	118,617	(149,215)	(203,590)
Other assets	31,365	44,945	1,127	1,538
Accrued liabilities	(41,683)	(8,948)	(5,507)	(7,514)
Accounts payable	(71,927)	7,231	121,998	166,455
Income taxes payable	(25,759)	164,826	837	1,142

Net cash provided by (used in) operating activities from continuing operations	(61,127)	532,659	257,147	350,853

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(89,282)	(48,567)	(74,979)	(102,302)
Proceeds from sale of property, plant and equipment	16,406	2,638	15,137	20,653
Purchase of intangible assets	0	(3,099)	(556)	(759)

Net cash used in investing activities from continuing operations	(72,876)	(49,028)	(60,398)	(82,408)

Cash Flows from Financing Activities
Proceeds from issuance of convertible subordinated Notes	0	380,000	0	0
Payment of underwriting commission	0	(8,550)	0	0
Net proceeds from issuance of shares and stock options	26,630	6,360	20,031	27,329
Redemption and/or repayment of debt	(5,203)	(445,966)	(1,160)	(1,581)

Net cash provided by financing activities from continuing operations	21,427	(68,156)	18,871	25,748

Net cash flows	(112,576)	415,475	215,620	294,193
Effect of changes in exchange rates on cash	(1,869)	(69,165)	(9,416)	(12,847)
Net cash flow (used) provided by discontinued operations	(127,473)	12,736	(5,880)	(8,023)

Net increase (decrease) in cash and cash equivalents	(241,918)	359,046	200,324	273,323
Cash and cash equivalents at beginning of the year	910,678	668,760	1,027,806	1,402,344

Cash and cash equivalents at end of the year	668,760	1,027,806	1,228,130	1,675,667

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	66,614	48,980	45,866	62,580
Taxes	3,642	11,974	7,430	10,138

Supplemental non-cash investing and financing activities:
Conversion of Bonds into 13,634,782, 536 and 0 ordinary shares respectively in 2002, 2003 and 2004	265,411	16	0	0

Notes to the Consolidated Financial Statements

1. Summary of significant accounting policies

The accompanying consolidated financial statements include the Financial Statements of ASML Holding N.V. Veldhoven, the Netherlands, and its consolidated subsidiaries (together referred to as “ASML” or the “Company”). ASML is a worldwide operating company engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems, mainly consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States and Asia.

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). ASML’s reporting currency is the euro. The accompanying consolidated financial statements are stated in thousands of euro (“EUR”) unless indicated otherwise except that, solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31, 2004 have been translated into United States dollars (“US$”) using the exchange rate in effect on December 31, 2004 of US$ 1.00 = EUR 0.73292. These translations should not be construed as representations that the euro amounts could be converted into U.S. dollars at that rate.

On December 18, 2002 ASML announced the proposed divestiture of its Thermal business, including related customer support activities, and the termination of its manufacturing activities in the Track business. As a result of this decision, the presentation of the Company’s financial statements and the Notes thereto have been retroactively adjusted to reflect the effects of the decision to discontinue these operations. See Note 2.

Restatement relating to reclassification of 2002 and 2003 Consolidated Statements of Cash Flows.

Subsequent to the issuance of the Company’s 2003 financial statements, the Company’s management concluded that the presentation under cash flows from investing activities of the capitalization and sale of equipment that is used for demonstration and training purposes for a certain period of time, before it is sold to customers, is inconsistent with the actual initial cash outflow relating to the construction of the equipment, and the ultimate cash inflow relating to the sale of the equipment. The Company’s management believes that these cash flows should be considered cash flows from operating activities, since the sale of this equipment is not substantially different from the sale of the Company’s other products. As a result, the statement of cash flows for the years ended December 31, 2002 and 2003 have been restated to classify these cash flows, for all periods presented as cash flows from operating activities. These reclassifications have no impact on the total of ASML’s cash flows from operating and investing activities, or on net income (loss) or shareholders’ equity as of and for the years ended December 31, 2002 and 2003.

A summary of the effect of the restatement on the cash flows from operating and investing activities for the years ended December 31, 2002 and 2003 is as follows:

	Year ended December 31, 2002		Year ended December 31, 2003
	As previously reported	As restated	As previously reported	As restated

Cash flows from operating activities	(54,151)	(61,127)	509,333	532,659
Cash flows from investing activities	(79,852)	(72,876)	(25,702)	(49,028)

Total	(134,003)	(134,003)	483,631	483,631

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All intercompany profits, balances and transactions have been eliminated in the consolidation.

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

Foreign currency translation

The financial information for subsidiaries outside the euro-zone is generally measured using local currencies as the functional currency. The financial statements of those foreign subsidiaries are translated into euro in the preparation of ASML’s consolidated financial statements. Assets and liabilities are translated into euro at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euro based on the average exchange rate for the corresponding period. The resulting translation adjustments are recorded directly in shareholders’ equity. Currency differences on inter-company loans that have the nature of a long-term investment are also accounted for directly in shareholders’ equity.

Derivative financial instruments

The Company principally uses derivative foreign currency hedging instruments for the management of foreign currency risks. Applying Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of SFAS No. 133,” the Company measures all derivative foreign currency hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for all hedges that are highly effective in offsetting the identified hedged risks as required by the SFAS No. 133 effectiveness criteria.

      Cash Flow Hedges

Forwards and options used to hedge the impact of the fluctuations in exchange rates on cash flows from purchase activities and sales transactions in non-functional currencies are treated as cash flow hedges. Until the moment of recognition in the statement of operations sales and purchase transactions are not recorded in the accounts of the Company. Therefore the hedges related to these transactions are recorded as cash flow hedges. The changes in fair value of the derivatives are intended to offset changes in the expected cash flows from the underlying transactions. The change in the fair value of cash flow hedges are deferred in other comprehensive income until the underlying exposure is recognized in the statement of operations. The critical terms of the hedging instruments are the same as those for the underlying transactions, and thus these hedging relationships are perfectly effective.

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

The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement.

      Fair Value Hedges

Forwards used to hedge accounts receivable, accounts payable and other monetary assets and liabilities denominated in non-functional currencies are designated as fair value hedges. Both the changes in the fair value of these hedges and their underlying exposure are recognized in the statement of operations.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly.

      Effectiveness

The Company records any ineffective portion of foreign currency hedging instruments in sales or cost of sales in the statement of operations. Ineffectiveness of hedging instruments had a positive impact of EUR 0.3 million, EUR 0 million and EUR 0.8 million in 2004, 2003 and 2002, respectively.

The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not have benefits or costs due to ineffectiveness of interest rate swaps in 2004 and 2003.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, commercial paper and money market funds, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable inventory.

Intangible assets

Intangible assets include acquired intellectual property rights that are valued at cost or estimated fair value and are amortized on a straight-line basis over the term of the rights ranging from 3 to 10 years.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML’s property, plant and equipment:

Category	Assigned economic life

Buildings and constructions	5 –	40 years
Machinery and equipment	2 –	5 years
Furniture, fixtures and other equipment	3 –	5 years
Leasehold improvements	5 –	10 years

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

Revenue recognition

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

Commencing at the end of 2000, ASML departed from its standard revenue recognition policy in connection with the introduction of its TWINSCAN family of lithography systems. Although each TWINSCAN system successfully completed a Factory Acceptance Test prior to shipment, management considered the TWINSCAN to constitute “new” technology for which it did not have sufficient evidence to conclude that (i) installation at the customer site would occur consistently within a pre-determined time period comparable to ASML’s other systems; and (ii) upon installation, the system would perform within the specifications for which customer sign-off had been obtained in the pre-shipment Factory Acceptance Test. Consequently, ASML initially deferred all revenue with respect to each TWINSCAN system until installation and acceptance of the system at the customer’s premises had been completed. By the end of 2002, however, ASML had successfully shipped and installed a total of 70 TWINSCAN systems, which provided management with sufficient evidence to conclude that installation of TWINSCAN systems would occur consistently within a predetermined time period and that the performance of these systems would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. As a result, at the end of 2002, ASML commenced recognizing revenues from TWINSCAN systems upon shipment. Therefore, no revenue was deferred pending installation of a TWINSCAN system (or any other ASML system) during 2003 or 2004.

As ASML’s systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently and has occurred on only one occasion since December 1999.

ASML anticipates that, in connection with future introductions of new technology, it will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until ASML could conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period.

ASML has no repurchase commitments in its sales terms and conditions. From time to time, however, the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer.

The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. The fair value is determined by vendor specific objective evidence (“VSOE”) and/or third party evidence. VSOE is determined based upon the prices that ASML charges for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Prices that ASML charges on a stand-alone basis are also in line with prices charged by other vendors, although the number of third party installers is decreasing.

Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

ASML offers customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. These discounts do not relate to future purchases or trade-ins with the exception of volume discounts. From time to time, ASML offers volume discounts to a limited number of customers. These discounts depend on the number of systems shipped per calendar year. The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment.

Accounting for Shipping and Handling Fees and Costs

ASML bills the customer for, and recognizes as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

Cost of sales

Costs of product sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs. Repayments of certain technical development credits, which are calculated as a percentage of sales, are also charged to cost of product sales (see “Research and development costs and credits,” below). ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve. Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Restructuring

ASML applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, the Company applies SFAS No.146 (effective since January 1, 2003) in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. SFAS No. 112 is applied when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 establishes that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is, when a detailed plan exists, has been committed to by management and communicated to employees. SFAS No. 112 establishes that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 is recognized when the likelihood of future settlement is probable and can be reasonably estimated.

Other exit costs include purchase and other commitments to be settled or fulfilled. Related costs are estimated based on expected settlement fees and committed payments, taking into account future potential benefits, if any, from those commitments.

The allocation of restructuring expenses to either cost of sales or restructuring expenses is determined by reference to the workforce to which the restructuring expenses relate. Restructuring expenses relating to the Company’s manufacturing and service workforce are allocated to cost of sales, while restructuring expenses relating to research and development and selling, general and administrative activities are presented as restructuring charges. Restructuring credits are recorded in the same line of the statement of operations as used when the original expenses were initially recognized.

Research and development costs and credits

Costs relating to research and development are charged to operating expense as incurred. ASML receives subsidies and other credits only from governmental institutes. These subsidies and other governmental credits that cover research and development costs relating to approved projects are recorded as research and development credits in the period when such costs occur. Technical development credits received from the Dutch government to offset the cost of certain research and development projects are contingently repayable to the extent sales of the equipment developed in such projects occur. Such repayments are calculated as a percentage of sales and are charged to cost of sales. No such repayments are required if such sales do not occur. As disclosed in note 14, ASML did not have any remaining repayment obligations to the Dutch Ministry of Economic Affairs at December 31, 2004, as ASML had fully repaid the outstanding amount.

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

Contingencies and litigation

As of December 31, 2004 and 2003, ASML was party to various legal proceedings generally incidental to its business, as disclosed in Note 14 to the consolidated statements. In connection with these proceedings and claims, ASML’s management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to its statement of operations. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond ASML’s control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, ASML may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

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

Under the provisions of APB 25, no significant compensation expense was recorded for ASML’s stock-based compensation plans for the years ended December 31, 2004, 2003 and 2002. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 148, ASML’s net income (loss) and calculation for net income (loss) per ordinary share would have been as follows (net of related tax effects):

Year ended December 31	2002	2003	2004
(in thousands, except per share data)	EUR	EUR	EUR

Net income (loss)
As reported	(207,823)	(160,216)	235,460
Compensation expenses	(76,177)	(17,696)	(12,437)
Pro forma	(284,000)[1]	(177,912)	223,023

Basic net income (loss) per ordinary share
As reported	(0.44)	(0.33)	0.49
Pro forma	(0.60)	(0.37)	0.46

Diluted net income (loss) per ordinary share
As reported	(0.44)	(0.33)	0.49
Pro forma	(0.60)	(0.37)	0.46

1 Contains compensation expense for extension of stock option plans that consequently created a new measurement date.

The estimated weighted average fair value of options granted during 2002, 2003 and 2004, was EUR 11.55, EUR 6.66 and EUR 7.35, respectively, on the date of grant using the Black-Scholes option-pricing model, with the following assumptions in 2002, 2003 and 2004, respectively: no dividend yield, volatility of 87.4 percent, 85.2 percent and 68.3 percent, respectively, risk-free interest rate of 3.18, 3.60 and 3.65 percent, respectively, no assumed forfeiture rate and an expected life of two years after the vesting period.

Net income (loss) per ordinary share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding for that period. Diluted net income (loss) per share reflects the potential dilution that could occur if options issued under ASML’s stock compensation plan were exercised, and if ASML’s convertible notes were converted, unless the exercise of the stock options or conversion of the notes would have an anti-dilutive effect. The dilutive effect is calculated using the if-converted method. Following this method, our convertible bonds are considered anti-dilutive in 2004. As a result of the losses incurred by the Company in 2002 and 2003, there is no difference between basic and diluted earnings in 2002 and 2003 because the assumed conversion of ASML’s convertible notes and exercise of stock options would have been anti-dilutive.

A summary of the basic and diluted weighted average number of shares is as follows:

Year ended December 31
(in thousands)	2002	2003	2004

Basic weighted average shares outstanding	476,866	482,240	483,380
Diluted weighted average shares outstanding	476,866	482,240	484,661

Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 21.

Comprehensive income

Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but recorded directly in shareholders’ equity. For the years ended December 31, 2004, 2003 and 2002, comprehensive income consists of net income (loss), unrealized gains and losses on derivative financial instruments and foreign currency translation adjustments.

Segment disclosure

Prior to 2002, ASML reported in two business segments, Lithography and Track & Thermal. As ASML decided in 2002 to terminate the manufacturing activities of its Track business and to divest its Thermal business, they are presented as discontinued operations and no longer disclosed as a separate segment. ASML operates in three general geographic areas. See Note 17.

Newly adopted accounting pronouncements

In December 2004, the FASB issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123(R)”). This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in our consolidated statement of operations. SFAS No. 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. SFAS N. 123(R) will have a significant impact on our consolidated statement of operations as we will be required to expense the “fair value” of our stock option grants under ASML’s stock option plans. See also Note 13 and the paragraph on stock options as described above.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. ASML does not believe that this consensus will have a material impact on its consolidated results of operations.

In November 2004, the EITF reached a consensus on EITF Issue No. O3-13 “Applying the conditions in paragraph 42 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in determining whether to report discontinued operations.” The consensus clarifies the approach for evaluating whether the criteria in paragraph 42 of SFAS No. 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The task force also reached a consensus that the guidance would be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. ASML does not believe that this consensus will have a material impact on its consolidated results of operations.

2. Discontinued operations

On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its manufacturing activities in the Track business. Both discontinued businesses met the criteria of SFAS No. 144 and have been classified accordingly.

In December 2002 the Company reviewed its long-lived assets used in the Thermal business for potential impairment and recorded no impairment charges. During 2003, ASML’s management again reviewed its long-lived assets for impairment as the Company entered into negotiations with several potential buyers and accordingly recorded pre-tax impairment charges of EUR 16.0 million. In October 2003, the Company completed the sale of its Thermal business to a privately held company formed by VantagePoint Venture Partners. At the time of the sale, no further gain or loss was realized. The net loss of the Thermal business amounted to EUR 32.3 million in 2003 compared to EUR 61.2 million in 2002.

The termination of the Track business resulted in an exit plan that included workforce reductions, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan included the disposal of remaining assets related to the Track business. In 2002, ASML decided to continue to service its existing customers for whom ASML has warranty or other service obligations. Consequently, customer support related to the Track business was not included in discontinued operations for 2002. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. No gain or loss was realized on the sale. The net loss of the Track business amounted to EUR 3.4 million in 2003 compared to EUR 58.6 million for 2002. The net loss from operations for 2002 included total pre-tax estimated exit costs of EUR 47.0 million. These exit costs included asset impairments, inventory write downs, purchase and other commitment settlements and employee termination costs. The net loss in 2003 relates mainly to impairment charges recorded on a building in the United States, previously used by the Company’s Track business. This impairment was determined on the difference between the building’s estimated fair value and its carrying value.

The tax effects arising from asset impairment costs, employee termination costs, inventory write-off and losses from discontinued operations mostly reside and will remain with ASML U.S. group companies. These losses can be offset against future profits from continuing operations of these U.S. group companies.

As of December 31, 2004, ASML has substantially completed the discontinuation of the Track business and the divesture of the Thermal business. ASML continues to hold a related building for sale with a book value of approximately EUR 3 million and liabilities for loss contingencies amounting to approximately EUR 5 million.

Summarized results of operations for discontinued operations are as follows:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Revenues
Track	7,236	2,514	0
Thermal	105,929	38,198	0

Total	113,165	40,712	0
Loss from discontinued operations, net of taxes
Track loss from operations	(27,991)	(1,456)	0
Track exit costs	(30,626)	(1,944)	0
Thermal loss from operations	(61,161)	(21,906)	0
Thermal exit costs	0	(10,404)	0

Total	(119,778)	(35,710)	0

Estimated exit costs related to our Track business comprised the following for the 2 years ended December 31, 2003 (EUR millions):

Year ended December 31	2002	2003
(in millions)	EUR	EUR

Inventory write downs	18	-
Fixed asset impairments	11	3
Severance payments	7	-
Operational lease buildings	4	-
Other commitments	7	-

Gross estimated exit costs	47	3
Tax benefit	(16)	(1)

Estimated exit costs, net of tax	31	2

Our exit from the Track business was substantially completed by the end of 2003 with limited changes from prior year estimates.

Summarized assets and liabilities from discontinued operations are as follows:

As of December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Assets
Intangible assets	4,410	0	0
Tangible fixed assets	32,994	3,167	2,695
Inventories	34,693	0	0
Receivables	33,064	1,840	0
Other	933	0	0

Total Assets	106,094	5,007	2,695

Liabilities
Accounts payable	10,463	0	0
Accrued liabilities	41,741	13,451	4,713
Installation and warranty	13,887	0	0

Total Liabilities	66,091	13,451	4,713

ASML organizes its financing activity at the corporate level and does not allocate funding to individual net assets identified as assets from discontinued operations. The following table represents cash flows directly attributable to ASML’s discontinued operations.

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Net cash provided by (used in) operating activities of discontinued operations	(121,039)	12,736	(5,880)
Net cash used in investing activities of discontinued operations	(6,434)	0	0

Net cash provided by (used in) discontinued operations	(127,473)	12,736	(5,880)

3. Restructuring

Restructuring Plan 2001

On October 16, 2001, as a consequence of the downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan (“Restructuring plan 2001”) which resulted in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG that overlapped with products of ASML. As a result of this restructuring plan, the Company recorded restructuring charges in 2001 for an amount of EUR 402.7 million mainly relating to inventory write-offs, purchase commitments, fixed asset write-offs and severance payments. This restructuring provision was mainly used in 2001, 2002 and 2003. Adjustments to the Restructuring plan 2001, amounting to EUR 5.9 million and EUR 1.4 million, have been recognized in 2002 and 2003, respectively, and are classified as cost of sales (the same line as where the initial charges were recorded). These adjustments relate mainly to more favorable settlement agreements with vendors of purchase commitments than the Company had estimated.

Restructuring Plan 2002

In response to the semiconductor industry’s continuing downturn and a corresponding decrease in demand for ASML’s products and services, on December 18, 2002, ASML announced measures to contain costs for our lithography business, including customer support, and thereby lower our break-even point (“Restructuring plan 2002”). The Restructuring plan 2002 did not impact any processes or products.

These measures resulted in the recognition of restructuring charges of EUR 78.5 million, recorded during 2002 as cost of sales, for slow-moving and obsolete lithography inventory and impairments of tangible fixed assets. The impaired fixed assets related to lithography systems held for use. Fixed asset impairments were recorded as a consequence of insufficient cash flows to support the carrying cost of these assets as a consequence of their reduced marketability, due to the global semiconductor industry downturn. The impairment charges were determined on the basis of the difference between the assets’ estimated fair value and their carrying value. The fair value was determined based upon data gained in the Company’s ongoing resale of used systems.

The Company also announced workforce reductions of approximately 700 positions worldwide. The related lay-off costs were recorded in 2003 since the final details on the plan had not been finally determined by December 31, 2002. With respect to these reductions, ASML recorded in 2003 restructuring charges totaling EUR 6.9 million, of which EUR 4.1 million was reflected in cost of sales and EUR 2.8 million was reflected in restructuring charges. By adjusting labor capacity, the Company expected to achieve annual cost savings of EUR 49 million. As of December 31, 2003, this plan had been fully effectuated.

Restructuring Plan 2003

The worldwide slowdown in the semiconductor industry continued into 2003 and, on July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority was planned for the Netherlands (“Restructuring plan 2003”). During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement, of which EUR 3.9 million was included in cost of sales and EUR 11.4 million was included in restructuring costs. The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the workforce reductions included in ASML’s Restructuring Plan 2002. The estimated initial annual cost savings were EUR 47 million. ASML’s Board of Management and ASML’s Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, the Company decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, ASML recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. The Company’s payments associated with these workforce reductions were EUR 2.5 million in 2004 and ASML’s initially anticipated cost savings were reduced to approximately EUR 24 million.

Also during 2003, ASML recorded restructuring costs of approximately EUR 6.8 million relating to the consolidation of its office and warehouse facilities at the headquarters in Veldhoven as the Company ceased using certain of its facilities. The facility exit charges included estimated future obligations for non-cancelable lease payments and the impairment of property and equipment (primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost. During 2004, ASML recorded adjustments to the related restructuring provision due to postponed commencement dates of sublease agreements and higher exit costs than originally estimated. This resulted in an additional charge of EUR 3.5 million, EUR 1.1 million of which was recorded in cost of sales and EUR 2.5 million of which was recorded under restructuring charges.

The Restructuring plan 2003 did not impact any processes or products.

Tabular Disclosures of Restructuring

The restructuring charges and adjustments recorded during 2002, 2003 and 2004, totaling EUR 73 million, EUR 29 million and EUR (9) million, respectively, consist of the amounts set forth in detail in the following table:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Inventory and other asset write-offs	34,000	1,810	0
Fixed Asset impairments	44,500	0	0

Subtotal [1]	78,500	1,810	0
Building Closure cost	0	6,833	0
Severance Payments	0	22,182	0

Subtotal [2]	0	29,015	0
Adjustments to prior year plans [2]	(5,907)	(1,673)	(8,556)

Total restructuring charges	72,593	29,152	(8,556)

1 These restructuring charges are directly posted to the related assets.
2 These restructuring charges correspond to additions and adjustments in ASML’s restructuring provision.

All of the foregoing restructuring charges are recorded in ASML’s statements of operations either in cost of sales or in restructuring charges, as summarized in the following table for the years ended December 31, 2002, 2003 and 2004:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Cost of sales	72,593	4,667	(2,694)
Restructuring Charges	0	24,485	(5,862)

Total	72,593	29,152	(8,556)

The following table summarizes, per restructuring plan, the movement in the restructuring provision for the three years ended December 31, 2004:

Restructuring plan announced in	2001	2002	2003	Total
(in thousands)	EUR	EUR	EUR	EUR

Balance as of December 31, 2001	63,000	—	—	63,000
Utilization for the year	(35,750)	—	—	(35,750)
Adjustments	(5,907)	—	—	(5,907)
Effect of foreign currency translation	(9,517)	—	—	(9,517)

Balance as of December 31, 2002	11,826	—	—	11,826
Additions	0	6,911	22,104	29,015
Utilization for the year	(6,086)	(6,906)	(2,100)	(15,092)
Adjustments	(1,440)	—	(233)	(1,673)
Effect of foreign currency translation	(1,506)	(5)	—	(1,511)

Balance as of December 31, 2003	2,794	0	19,771	22,565
Utilization for the year	(2,323)	—	(7,774)	(10,097)
Adjustments	0	—	(8,556)	(8,556)
Effect of foreign currency translation	114	—	0	114

Balance as of December 31, 2004	585	0	3,441	4,026

The following table summarizes, per category, the movement in the restructuring provision for the three years ended December 31, 2004:

	Purchase	Building	Severance
Category	commitments	closure costs	payments	Total
(in thousands)	EUR	EUR	EUR	EUR

Balance as of December 31, 2001	51,761	2,058	9,181	63,000
Utilization for the year	(27,126)	(2,044)	(6,580)	(35,750)
Adjustments	(6,337)	2,116	(1,686)	(5,907)
Effect of foreign currency translation	(8,272)	(330)	(915)	(9,517)

Balance as of December 31, 2002	10,026	1,800	0	11,826
Additions	0	6,833	22,182	29,015
Utilization for the year	(4,711)	(3,475)	(6,906)	(15,092)
Adjustments	(3,326)	1,653	0	(1,673)
Effect of foreign currency translation	(1,111)	(395)	(5)	(1,511)

Balance as of December 31, 2003	878	6,416	15,271	22,565

	Purchase	Building	Severance
Category	commitments	closure costs	payments	Total
(in thousands)	EUR	EUR	EUR	EUR
Utilization for the year	(914)	(6,705)	(2,478)	(10,097)
Adjustments	0	3,546	(12,102)	(8,556)
Effect of foreign currency translation	36	78	0	114

Balance as of December 31, 2004	0	3,335	691	4,026

ASML’s net cash outflows in 2002, 2003 and 2004 for exit plans were EUR 35.8 million, EUR 15.1 million and EUR 10.1 million, respectively. At the end of 2003, we anticipated that the entire restructuring provision, amounting to EUR 22.6 million, would be expanded in cash. The amount of cost savings expected in periods following implementation of the above-mentioned restructuring plans relate primarily to reduction in workforce and was estimated in the aggregate at EUR 156 million on an annual basis in continuing operations.

Substantially all restructuring plans have been executed at year end 2004.

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

It is the Company’s policy to hedge material transaction exposures, such as sales transactions, forecasted cash flows from purchases and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

During the twelve months ended December 31, 2004, a EUR 0.3 million gain was recognized in cost of sales relating to hedges of forecasted transactions that did not occur. As of December 31, 2004, EUR 26.7 million of other comprehensive income represents the total anticipated gain to be released to sales, and EUR 2.8 million is the total anticipated loss to be charged to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

It is the Company’s policy to manage material translation exposures resulting predominantly from ASML’s U.S. dollar net investments. Throughout 2004 a proportion of ASML’s US$ 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to certain of the Company’s U.S. dollar net investments. As a result, fluctuations in the Company’s balance sheet ratios resulting from changes in exchange rates are reduced.

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

Financial instruments as of December 31, 2004

The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk. The following table summarizes the estimated fair values of the Company’s financial instruments:

	2003		2004
	Notional		Notional
As of December 31	Amount [2]	Fair Value	Amount [2]	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

Forward contracts[1]	54,173	444	82,722	11,547
Currency options	8,314	(217)	78,882	8,803
Interest rate swaps	981,285	6,102	847,431	1,978

(Source: Bloomberg)

1 Includes forward contracts on U.S. dollars, Hong Kong dollars, British Pounds, Israeli Shekel, Japanese Yen, Singapore dollars and Swiss Francs.

2 Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, and to monetary assets and liabilities.

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

Credit risk

Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions and issuers of commercial paper. ASML does not expect the counterparties to default given their high credit quality.

5. Accounts receivable

Accounts receivable consist of the following:

As of December 31	2003	2004
(in thousands)	EUR	EUR

Gross accounts receivable	320,691	507,970
Allowance for doubtful debts	(6,196)	(4,817)

Net accounts receivable	314,495	503,153

A summary of activity in the allowance for doubtful debt:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Balance at beginning of year	(2,754)	(324)	(6,196)
Utilization of the provision	2,430	3,241	4,464
Addition for the year [1]	0	(9,113)	(3,085)

Balance at end of year	(324)	(6,196)	(4,817)

1 Addition for the year is recorded in cost of sales.

6. Inventories

Inventories consist of the following:

As of December 31	2003	2004
(in thousands)	EUR	EUR

Raw materials	229,740	180,936
Work-in-process	319,209	416,480
Finished products	259,690	283,338

Total inventories, gross	808,639	880,754
Allowance for obsolescence and/or lower market value	(213,622)	(163,066)

Total inventories, net	595,017	717,688

A summary of activity in the allowance for obsolescence is as follows:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Balance at beginning of year	(500,491)	(285,264)	(213,622)
Addition of the year	(112,164)[1]	(32,431)	(34,336)
Effect of exchange rates	36,673	22,976	5,280
Utilization of the provision	290,718	81,097	79,612

Balance at end of year	(285,264)	(213,622)	(163,066)

1 Refer to Note 3, “Restructuring”.

The years 2001-2003 saw an unprecedented downturn in the global semiconductor industry. This in turn led to a reduced demand for a number of ASML’s products and services, and imposed a corresponding requirement to impair the value of the Company’s inventories. The additions to the provision set forth in the foregoing table include inventory write-offs with respect to the Company’s restructuring plan announced in December 2002 and July 2003 of EUR 34.0 million and EUR 1.8 million, respectively. ASML’s addition to its obsolescence allowance excluding these restructuring charges amounted to EUR 78 million, EUR 30 million and EUR 34 million, respectively, for the three years ended December 31, 2004. The decrease in the addition to the allowance from 2002 to 2003, excluding the above-mentioned restructuring charges, reflects ASML’s program of improved supply chain and inventory control management, initiated in 2002.

7. Other assets

Other non-current assets consist of the following:

As of December 31	2003	2004
(in thousands)	EUR	EUR

Compensation plan assets[1]	8,720	7,672
Prepaid expenses	16,130	12,028
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	416	0

Total other long-term assets	30,711	25,145

1 For further details on compensation plan refer to Note 13.
2 For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 12.

Other current assets consist of the following:

As of December 31	2003	2004
(in thousands)	EUR	EUR

Advance payments to Zeiss	71,268	72,375
VAT	16,528	38,464
Loan to Micronic AB	35,242	0
Prepaid expenses	31,813	22,703
Other	3,061	42,250

Total other current assets	157,912	175,792

Zeiss is the Company’s sole supplier of lenses and, from time to time, receives non-interest advance payments from the Company that assist in financing Zeiss’ work in progress and thereby secure lens deliveries to the Company. Amounts owed under these advance payments are repaid through lens deliveries. The Company does not maintain a loss allowance against these advances, but periodically monitors Zeiss’ financial condition to confirm that no provision is necessary.

Micronic is a Swedish company specialized in software solutions for the Lithography industry. In June 2001, ASML granted Micronic a convertible loan in the principal amount of 320 million Swedish kronor or approximately EUR 35 million to support Micronic’s research in the field of maskless technology. The loan was repayable on July 31, 2004 or could be converted into 1 million shares of Micronic upon the request of ASML. In July 2004, Micronic fully repaid the outstanding loan.

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

In 2003, ASML acquired a patent portfolio, relating to dual stage technology. This patent portfolio has been valued at cost and is amortized on a straight-line basis over its estimated useful life of 3 years.

Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004 and is obligated to make additional payments to Nikon of US$9 million (approximately EUR 7 million) each in 2005, 2006 and 2007. An amount of EUR 49 million was reflected as a research and development expense in ASML’s statement of operations for the year ended December 31, 2004. The remaining value, in an amount of EUR 21 million, has been capitalized under intangible assets and will be amortized over a period of 5 years under cost of sales.

As of December 31	2003	2004
(in thousands)	EUR	EUR

Cost
Balance, January 1	20,475	23,574
Additions	3,099	22,143

Balance, December 31	23,574	45,717

Accumulated amortization
Balance, January 1	6,406	8,984
Amortization	2,578	4,915

Balance, December 31	8,984	13,899

Net book value, December 31	14,590	31,818

Estimated amortization expenses relating to intangible assets for the next five years are as follows:

2005:	8,184
2006:	6,708
2007:	6,483
2008:	6,260
2009:	4,183
Thereafter:	0

9. Property, plant and equipment

Property, plant and equipment consist of the following:

	Buildings	Machinery		Furniture,
	and	and	Leasehold	fixtures and other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR

Cost
Balance, January 1	150,112	477,714	98,537	168,587	894,950
Additions	4,297	39,405	10,875	34,629	89,206
Disposals	(8,472)	(59,619)	(2,434)	(19,561)	(90,086)
Effect of exchange rates	(5,627)	(10,801)	(328)	(1,284)	(18,040)

Balance, December 31, 2004	140,310	446,699	106,650	182,371	876,030

Accumulated depreciation
Balance, January 1	57,579	311,201	47,279	131,008	547,067
Depreciation[1]	4,338	54,935	14,565	16,995	90,833
Disposals	(111)	(35,564)	(826)	(17,381)	(53,882)
Effect of exchange rates	(2,784)	(7,493)	(204)	(1,198)	(11,679)

Balance, December 31, 2004	59,022	323,079	60,814	129,424	572,339

Net Book Value [2]
December 31, 2003	92,533	166,513	51,258	37,579	347,883
December 31, 2004	81,288	123,620	45,836	52,947	303,691

1 Includes impairment charges for machinery and equipment of EUR 2,929.
2 Includes as of December 31, 2004 and 2003 assets under construction, respectively, for buildings and constructions of EUR 1,336 and EUR 591, machinery & equipment of EUR 2,592 and EUR 2,310, leasehold improvements of EUR 5,914 and EUR 38 and furniture, fixtures and other equipment of EUR 18,653 and EUR 8,383.

The majority of the Company’s disposals relate to machinery and equipment, primarily consisting of demonstration systems and training systems. These systems are similar to the ones ASML sells in its ordinary course of business. These are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes this value and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions.

During 2004 and 2003, the Company recorded impairment charges of EUR 2.9 million and EUR 12.1 million, respectively, in cost of sales on machinery and equipment, for which there are insufficient cash flows to support the carrying cost. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying value.

10. Accrued liabilities and other

Accrued liabilities and other consist of the following:

As of December 31	2003	2004
(in thousands)	EUR	EUR

Deferred revenue	59,966	87,107
Warranty	15,496	19,660
Materials and costs to be paid	65,554	86,820
Advances from customers	187,677	141,516
Personnel related items	53,229	83,296
Investment credits	12,282	1,450
Restructuring	22,565	4,026
Other	25,614	29,956

Total accrued liabilities and other	442,383	453,831

Advances from customers consist of down payments made by customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development.

The Company provides standard warranty coverage on its systems for twelve months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, the Company calculates the charge of average service hours and parts per system to determine the estimated warranty charge and updates these estimated charges periodically. Changes in product warranty liabilities for the years 2003 and 2004 are as follows:

As of December 31	2003	2004
(in thousands)	EUR	EUR

Balance, January 1	24,292	15,496
Additions	16,090	27,357
Usage	(23,084)	(20,508)
Effect of exchange rates	(1,802)	(2,685)

Balance, December 31	15,496	19,660

11. Long-term debt and borrowing arrangements

The Company’s obligations to make principal repayments under long-term debt and borrowing arrangements as of December 31, 2004, for the next five years and thereafter, assuming no conversions of the Company’s convertible notes occur and excluding the fair value of interest rate swaps used to hedge the fair value and excluding interest expense, are as follows:

2005	1,127
2006	432,278
2007	2,056
2008	509

2009	509
Thereafter	380,602

Total	817,081

Convertible debt securities

The following table summarizes the Company’s outstanding Convertible Subordinated Notes as of December 31, 2004 and 2003, including fair value of interest rate swaps used to hedge the fair value of the underlying fixed loan coupon:

As of December 31	2003	2004
(in thousands)	EUR	EUR

5.75 percent convertible notes
Notional amount	455,285	421,431
Fair value interest rate swaps	8,411	0
Total	463,696	421,431

5.50 percent convertible notes
Notional amount	380,000	380,000
Fair value interest rate swaps	(1,153)	1,379
Total	378,847	381,379

Total convertible debt	842,543	802,810

In July and August 2003, ASML repurchased US$ 139.6 million of its US$ 520 million principal amount of its 4.25 percent Convertible Subordinated Notes due November 30, 2004. In December 2003, ASML redeemed all of the 4.25 percent notes that remained outstanding, at a redemption price of 100.85 percent of their principal amount plus accrued interest. Prior to redemption, bondholders converted bonds for a total of US$ 120 thousand into 3,218 ordinary shares (on a post-share split basis), of which US$ 20 thousand were converted into 536 shares in 2003. On December 5, 2003, the Company redeemed the remaining US$ 380.3 million of convertible notes.

In October 2001, ASML completed an offering of US$ 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes are convertible into 30,814,576 ordinary shares at US$ 18.66 (EUR 13.68) per share, subject to adjustment, at any time prior to maturity. ASML may pay cash (based on the trading prices of ASML’s shares) in lieu of delivering shares upon conversion. At any time on or after October 22, 2004, the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that the Company’s shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2004 none of the notes were converted into ordinary shares.

In May 2003, ASML completed an offering of EUR 380 million principal amount of its 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share, subject to adjustment, at any time prior to maturity. ASML may pay cash (based on the trading prices of ASML’s shares) in lieu of delivering shares upon conversion. Unless previously converted, the notes are redeemable at 100% of its principal amount on May 15, 2010. The notes are redeemable at the option of ASML, in whole or in part, at any time on or after May 27, 2006, provided that ASML’s shares close above 150% of the conversion price for twenty trading days out of a thirty-day period.

The Company uses interest rate swaps to hedge the risk from interest rate fluctuations. As of December 31, 2004 and 2003, deferred interest rate swap proceeds amounting to, respectively, EUR 1.4 million and EUR 7.3 million have been recorded in the balance sheet as an addition to the Company’s outstanding Convertible Subordinated Notes.

The following table summarizes the estimated fair values of ASML’s Convertible Subordinated Notes:

As of December 31	2003		2004
	Notional		Notional
	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

5.75 percent convertible	455,285	596,992	421,431	517,040
5.50 percent convertible	380,000	541,975	380,000	465,245

(Source: Bloomberg)

The fair value of the Company’s long-term debt is estimated based on the quoted market prices as of December 31, 2003 and December 31, 2004, respectively.

Other long-term debt

In February 1997, the Company received a US$ 6.5 million (EUR 4.8 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company’s U.S. facility in Wilton, Connecticut. At December 31, 2004, the Company’s outstanding debt with respect to this loan amounted to US$ 1.9 million (EUR 1.4 million).

In 1999, the Company assumed three yen-denominated loans in connection with its merger with SVG. Approximately EUR 3.1 million (JPY 432 million) is outstanding at December 31, 2004, which is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent. Approximately EUR 9.7 million (JPY 1,350 million) and EUR 1.4 million (JPY 200 million) was outstanding at December 31, 2004. These loans are unsecured, repayable in 2006 and 2007, and bear interest at a rate of 3.1 percent and 2.2 percent, respectively, payable semi-annually.

These loans do not contain any operating covenants.

Lines of credit

During 2004, the Company renewed its available credit facilities. At December 31, 2004, the Company had available credit facilities for a total of EUR 400 million (2003, EUR 288 million), all of which expire in November 2009.

The credit facilities, available at December 31, 2004, bear interest at the European Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) plus a margin that is dependent on the Company’s liquidity position.

No amounts were outstanding under these credit facilities at the end of 2004 and 2003. The credit facilities contain certain restrictive covenants, including a requirement that the Company maintains a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with these covenants at December 31, 2003 and 2004. ASML does not currently anticipate any difficulty in continuing to meet these covenant requirements.

12. Commitments, contingencies and guarantees

The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments and purchase obligations, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed.

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

In 2003, ASML moved to its Veldhoven headquarters. The Company is leasing these headquarters for a period of 15 years from an entity (“lessor”) that was incorporated by a syndicate of 3 banks (“shareholders”) solely for the purpose of leasing this building. The lessor’s shareholders equity amounts to EUR 1.9 million. Furthermore the shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million. ASML provided the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR 24.5 million, or during the lease at the book value of the assets. The total assets of the lessor entity amounted to approximately EUR 54 million at inception of the lease. ASML believes that it holds a variable interest in this entity and that the entity is a variable interest entity (“VIE”) because it is subject to consolidation in accordance with the provisions of paragraph 5 of FIN 46(R). The total equity investment at risk is approximately 3.6 percent of the lessor’s total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders. ASML determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other shareholders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary. ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.

Purchase Obligations

The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that would result from purchase commitments that are expected to be forfeited are provided for in the Company’s financial statements. As of December 31, 2004, the Company had purchase commitments for a total amount of approximately EUR 639 million, reflecting its backlog level as of that date. In its negotiations with supplier, the Company continuously seeks to align its purchase commitments with its business objectives.

See Tabular Disclosure of Contractual Obligations below.

Other Off-Balance Sheet Arrangements

The Company has certain additional commitments and contingencies that are not recorded on its balance sheet but may result in future cash requirements. In addition to the operating lease commitments and the purchase obligations, these off-balance sheet arrangements consist of product warranties and guarantees of subsidiaries debt to third parties.

The Company provides guarantees to third parties in connection with transactions entered into by its subsidiaries in the ordinary course of business, including bank loans reflected in Note 11. Pursuant to a license agreement between Micronic and ASML, ASML will pay to Micronic in the first quarter of 2005 an amount of EUR 20 million. In connection with this payment, a letter of credit for the corresponding amount has been issued.

Tabular Disclosure of Contractual Obligations

The Company’s off-balance sheet arrangements with respect to operating lease obligations and purchase obligations as of December 31, 2004 can be summarized as follows:

		Less than	1-2	3-5	After 5
	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Operating Lease Obligations	234,042	36,596	49,841	39,766	107,839
Purchase Obligations	638,947	602,204	36,743	0	0
Other deferred Liabilities[1]	19,790	6,596	13,194	0	0

Total Contractual obligations	892,779	645,396	99,778	39,766	107,839

1 Other deferred liabilities related to the additional payments to Nikon due in 2005, 2006 and 2007 with respect to a cross-license of patents related to lithography equipment.
Operating lease obligations include leases of equipment and facilities. Rental expense was EUR 56 million, EUR 53 million and EUR 48 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2004 as follows:

		Less than	1-2	3-5	After 5
	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Purchase options	69,077	7,714	0	5,627	55,736

13. Employee benefits

In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120 percent of the average Moody’s corporate bond rate. For calendar years 2002, 2003 and 2004, participants’ accounts were credited at 8.89 percent, 8.50 percent and 7.57 percent, respectively. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2002, 2003 and 2004, the expense incurred under this plan was EUR 1 million, EUR 0.9 million and EUR 0.4 million, respectively. As of December 31, 2003 and 2004, the Company’s liability under the deferred compensation plan was EUR 9 million and EUR 5 million, respectively.

In July 2002, ASML adopted a non-qualified deferred compensation plan for its U.S. employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 5 years after deferral. There were minor plan expenses in 2004. On December 31, 2003 and 2004, the Company’s liability under the deferred compensation plan was EUR 2 million and EUR 3 million, respectively.

Pension plans

ASML maintains various pension plans covering substantially all of its employees. The Company’s approximately 2,600 employees in the Netherlands participate in a multi-employer union plan determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan spans approximately 1,400 companies and 145,000 workers. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pensions and Savings Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 100% for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment. ASML’s net periodic pension cost for this multi-employer plan for any fiscal period is the amount of the required contribution for that period. ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant fiscal period.

The Company’s pension costs for all employees for the three years ended December 31, 2004 were:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Pension plan based on multi-employer union plan	15,059	16,514	17,747
Pension plans based on defined contribution	7,265	6,636	8,103

Total	22,324	23,150	25,850

Bonus plan

ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependant on the actual performance on corporate, departmental and personal targets. The bonus for senior management can range between 0 percent and 60 percent of their annual salary. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Bonus expenses	0	6,495	7,481

The 2004 bonus is accrued for in the statement of operations for the year ended December 31, 2004 and expected to be paid in the first quarter of 2005.

Profit-sharing plan

ASML has a profit-sharing plan covering all employees, who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2002, 2003 and 2004 was 0 percent, 0 percent and 5 percent, respectively. This profit-sharing bonus is accrued for in the statement of operations for the year ended December 31, 2004 for an amount of EUR 13.0 million, expected to be paid in the first quarter of 2005.

Stock options

The Company has adopted various stock option plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options that can be granted in that year. The determination is subject to the approval of the Supervisory Board and the holders of priority shares of the Company. Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext on the applicable grant dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant date.

The following tables have not been restated for discontinued operations:

Stock option transactions are summarized as follows:

	Number of	Weighted average
	shares	exercise price per share (EUR)

Outstanding, December 31, 2001	21,199,270	26.01
Granted	4,483,070	19.30
Exercised	(1,539,132)	9.45
Cancelled	(266,760)	17.46

Outstanding, December 31, 2002	23,876,448	25.13
Granted	2,516,980	9.66
Exercised	(335,977)	10.98
Cancelled	(1,486,427)	21.82

Outstanding, December 31, 2003	24,571,024	24.58
Granted	2,485,782	12.35
Exercised	(875,530)	9.76
Cancelled	(561,282)	17.73

Outstanding, December 31, 2004	25,619,994	23.19
Exercisable, December 31, 2004	19,568,177	26.65
Exercisable, December 31, 2003	15,494,969	23.99
Exercisable, December 31, 2002	9,551,860	14.77

Information with respect to stock options outstanding at December 31, 2004 is as follows:

			Weighted	Weighted
Options			average	average
outstanding	Number	Number	remaining	exercise price
Range of exercise	outstanding	exercisable	contractual	of outstanding
prices (EUR)	December 31, 2004	December 31, 2004	life (years)	options (EUR)

2.35 - 9.29	731,527	290,747	5.81	7.49
9.30 - 12.79	7,978,576	3,745,482	6.58	11.30
12.80 - 31.79	10,840,831	9,462,888	3.06	21.36
31.80 - 47.15	6,069,060	6,069,060	5.30	44.00

Total	25,619,994	19,568,177	4.51	23.19

      Stock Option Extension Plans

In 2002, employees were offered an extension of the option period for options granted in 1997 up to and including 2000. For the years 1997 up to and including 1999, this extension is either until October 21, 2008, or October 21, 2005. For 2000, the option period is extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan still exceeded ASML’s stock price on the modification date. As a result, these stock option extensions did not result in recognition of any compensation expense in accordance with APB Opinion No. 25 and related interpretations.

      Financing of stock option plans

Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML loaned the tax value of the options granted to employees subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the loans are forgiven.

14. Contingencies

Legal Contingencies

ASML is party to various legal proceedings generally incidental to its business. Since late 2001, ASML was a party to a series of litigation and administrative proceedings in which Nikon alleges ASML’s infringement of Nikon patents relating to photolithography. Pursuant to agreements executed on December 10, 2004 (effective

November 12, 2004), ASML and Nikon settled these claims as discussed below. ASML also faces exposure from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

The Company accrues for legal costs related to litigation in its statement of operations at the time when the related legal services are actually provided to ASML.

      Patent litigation with Nikon

From 2001 through late 2004, ASML was a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon.

Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, and is obligated to make additional payments to Nikon of US$ 9 million in 2005, 2006 and 2007. Zeiss made an initial payment to Nikon of US$ 40 million (approximately EUR 32 million) in 2004, and is required to make additional payments to Nikon of US$ 6 million in 2005, 2006 and 2007.

      Ultratech case U.S.

In May 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit against ASML that is proceeding in the United States District Court for the Northern District of California. Ultratech alleges that ASML is infringing Ultratech’s rights under a United States patent in connection with its manufacture and commercialization in the U.S. of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech’s complaint seeks injunctive relief prohibiting future sales and damages for past sales of this equipment. Ultratech may also seek prejudgment interest. Ultratech’s complaint also seeks enhanced damages based on alleged willful infringement. If the jury finds that ASML willfully infringed the patent, the court has the discretion to award three times the damages. In August 2002, the Court granted ASML’s motion for summary judgment of non-infringement, following which Ultratech appealed this judgment to the United States Court of Appeals for the Federal Circuit. On March 30, 2004, the Federal Circuit reversed the District Court’s grant of summary judgment and remanded the case to the District Court for determination of infringement under the Federal Circuit’s new construction of one of the terms of the asserted patent.

As a result of the Federal Circuit’s new construction, ASML is seeking additional discovery from Ultratech, with trial scheduled for May 2005. ASML believes it has meritorious defenses to Ultratech’s claims, including that ASML does not infringe Ultratech’s patent, and that the patent is invalid, and will vigorously defend itself against these claims. In the event a final non-appealable decision were to be rendered that was adverse to ASML, it could result in a damages award and substantially restrict or prohibit ASML’s sales in the United States, which in turn could have a material adverse effect on the Company’s financial position and results of operations.

Other Contingencies

ASML has research and development agreements with the government of the Netherlands, Ministry of Economic Affairs. In previous years, credits were received for research and development projects relating to new generations of semiconductor lithography systems. The agreements required that the majority of the amounts received were to be repaid, with interest, to the extent that product sales occurred that related to the research. The amount of the repayment due was based on a percentage of the selling price of the product and was charged to cost of sales when such a sale was recorded. As of December 31, 2004, ASML had no contingent obligations to repay such credits received in previous years.

15. Research and development credits

ASML receives subsidies and credits for research and development from various sources as follows:

As of December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Netherlands government technology subsidy	25,981	19,119	20,532
European community and other subsidies	34	0	400
Non-European subsidies	0	0	1,029

Total subsidies and credits received	26,015	19,119	21,961

16. Income taxes

Income tax expense (benefit) from continuing and discontinued operations is set forth below:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Income tax expense (benefit) from continuing operations	(42,779)	(59,675)	127,380
Income tax expense (benefit) from discontinued operations	(63,846)	(23,316)	0

Total income tax expense (benefit)	(106,625)	(82,991)	127,380

The amounts below include tax effects that arose from the Company’s discontinued operations but that reside and will remain with ASML group companies on a continuing basis.

The components of income before income taxes are as follows:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Domestic	(206,001)	(288,370)	216,790
Foreign	(108,447)	45,163	146,050

Total	(314,448)	(243,207)	362,840

The Netherlands domestic statutory tax rate is 34.5 percent. At the end of 2004, the Netherlands Government has enacted a tax rate reduction. As a result of this law change the Netherlands statutory tax rate will be reduced in steps to 30% through 2007. This led to a remeasurement of the Company’s deferred tax assets and liabilities, resulting in a one time increase in the tax charge of EUR 15 million in 2004. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Income tax expense based on domestic rate[1]	(108,485)	(83,906)	125,180
Change in statutory tax rate	0	0	14,544
Different tax rates	12,362	(6,568)	(24,477)
Other credits and non-taxable items [2]	(10,502)	7,483	12,133

Provision for income taxes shown in the statement of operations	(106,625)	(82,991)	127,380

1 Income tax expense based on domestic rate reflects the tax expense that would have been applicable if all of ASML’s income were derived from the Company’s Dutch operations. ASML’s results are not solely realized in the Netherlands but also in other countries where different tax rates are applicable. “Different tax rates” reflects the adjustment necessary to give effect to the differing tax rates applicable in these non-Dutch jurisdictions.
2 Other credits and non-taxable items reflect the impact on statutory rates of permanently non-deductible and excludable tax items such as non-deductible taxes and dues, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of various tax credits on the Company’s provision for income taxes.

ASML’s provision for income taxes consists of the following:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Current
Domestic	26	2,307	1,318
Foreign	5,668	17,094	6,375
Deferred
Domestic	(46,020)	(99,426)	96,053
Foreign	(66,299)	(2,966)	23,634

Total	(106,625)	(82,991)	127,380

Deferred tax assets (liabilities) consist of the following:

As of December 31	2003	2004
(in thousands)	EUR	EUR

Tax effect carry-forward losses	294,534	184,448
Inventories	49,961	22,830
Temporary depreciation investments	(152,745)	(133,262)
Other temporary differences	11,185	(20,411)

Total	202,935	53,605

The main components of the deferred tax asset related to inventories are tax on eliminated intercompany profit in inventories (EUR 20.1 million), temporary differences on timing of inventory provisions (EUR 26.9 million) and temporary differences on inventory valuation (EUR (24.2) million).

Temporary differences on timing of inventory provisions result from tax laws that defer deduction for an inventory provision until the moment the related inventory is actually disposed of or scrapped, rather than when the provision is recorded for accounting purposes. Temporary differences on inventory valuation result from tax laws that allow the allocation of direct cost rather than full cost to work-in-progress and finished product inventories, while these indirect costs are currently tax deductible.

Deferred tax assets (liabilities) are classified in the consolidated financial statements as follows:

As of December 31	2003	2004
(in thousands)	EUR	EUR

Deferred tax assets – current	49,590	54,554
Deferred tax assets – non-current	325,271	201,100
Deferred tax liabilities – current	(2,285)	(1,332)
Deferred tax liabilities – non-current	(169,641)	(200,717)

Total	202,935	53,605

Deferred tax assets result predominantly from net operating loss carry-forwards incurred mainly in the U.S. and the Netherlands. Net operating losses qualified as tax losses under Dutch tax laws incurred by Netherlands group companies can in general be offset for an indefinite period against future taxable profits. Net operating losses qualified as tax losses under U.S. federal tax laws incurred by U.S. group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to carry forward its U.S. federal tax losses in existence at December 31, 2004 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under U.S. state tax laws incurred by U.S. group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for U.S. state tax purposes depends on the state in which the tax loss arose. The Company’s ability to carry forward U.S. state tax losses in existence at December 31, 2004 will expire in the period 2006 through 2023. The total amount of losses carried forward as of December 31, 2004 is EUR 577 million. Based on its analysis, management believes that it is more likely than not that all U.S. qualified tax losses will be offset by future taxable income before the Company’s ability to utilize those losses expires. This analysis takes into account the Company’s projected future taxable income from operations, possible tax planning alternatives available to the Company, and a realignment of group assets that the Company effected during the period 2001 through 2003 and that included the transfer of certain tangible and intangible assets of ASML US Inc. to ASML Netherlands BV. The value of the assets transferred resulted in an additional income stream to ASML US, Inc., which the Company’s management believes will, more likely than not, be sufficient to absorb the net operating losses that ASML US Inc. has incurred prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 ASML requested a bilateral advance pricing agreement (“APA”) from the US and Netherlands tax authorities. Since December 2002, ASML’s management has held numerous meetings with representatives of those authorities. In December 2004, the U.S. and Netherlands tax authorities formally met to review ASML’s APA submission. Based on these meetings, and feedback from both these authorities, ASML is confident that ASML’s APA request will be successful. Although the Company remains optimistic that the APA will be completed in the course of calendar year 2005, the specific timing remains in the control of those tax authorities.

Pursuant to Netherlands tax laws, ASML has temporarily depreciated part of its investment in its U.S. group companies. This depreciation has been deducted from the taxable base in The Netherlands. The depreciation resulted in a temporary tax refund of EUR 152 million. This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2006 through 2010. As of December 31, 2004, the remaining net tax effect of this repayment obligation, amounted to EUR 133 million, is recorded as a long-term deferred tax liability in the Company’s financial statements.

17. Segment disclosure

Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

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

	Asia	Europe	United States	Eliminations	Consolidated
(in thousands)	EUR	EUR	EUR	EUR	EUR

2002
Net sales to unaffiliated customers	1,066,476	190,196	702,000	0	1,958,672
Inter-company sales	0	1,580,790	27,971	(1,608,761)	0

Total net sales	1,066,476	1,770,986	729,971	(1,608,761)	1,958,672
Operating income (loss)	5,569	(84,460)	30,392	(45,544)	(94,043)
Identifiable assets	438,976	2,996,019	630,824	(884,295)	3,181,524

2003
Net sales to unaffiliated customers	762,384	220,190	560,163	0	1,542,737
Inter-company sales	26,897	1,212,740	54,331	(1,293,968)	0

Total net sales	789,281	1,432,930	614,494	(1,293,968)	1,542,737
Operating income (loss)	5,038	(224,608)	95,404	(30,866)	(155,032)
Identifiable assets[1]	611,477	2,596,866	526,307	(885,965)	2,848,685

2004
Net sales to unaffiliated customers	1,664,916	304,051	496,410	0	2,465,377
Inter-company sales	17,053	1,893,013	149,237	(2,059,303)	0

Total net sales	1,681,969	2,197,064	645,647	(2,059,303)	2,465,377
Operating income (loss)	83,575	236,505	61,503	(2,670)	378,913
Identifiable assets[2]	697,605	2,883,129	455,674	(827,155)	3,209,253

1 Includes as of December 31, 2003, identifiable long-lived assets of a total of EUR 703,865, with EUR 22,043 in Asia, EUR 1,635,371 in Europe and EUR 380,488 in the United States and taking into account eliminations of EUR 1,334,037.
2 Includes as of December 31, 2004, identifiable long-lived assets of a total of EUR 532,631, with EUR 22,575 in Asia, EUR 697,754 in Europe and EUR 275,402 in the United States and taking into account eliminations of EUR 463,100.

Assets, liabilities and capital expenditures by geographical area are not evaluated by executive management and are not used for the purpose of making decisions about allocating resources to the segment or assessing its performance.

In 2004, sales to one customer accounted for EUR 434 million or 18 percent of net sales. In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales. In 2002, sales to one customer accounted for EUR 377 million or 19 percent of net sales. ASML’s three largest customers accounted for 38 percent of accounts receivable at December 31, 2004, compared to 44 percent at December 31, 2003.

18. Board of Management and Supervisory Board remuneration

      Board of Management

The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee of the Supervisory Board. This remuneration policy has been approved by the General Meeting of Shareholders of March 18, 2004. The remuneration policy is such that ASML will continue to attract, reward and retain qualified and seasoned industry professionals in an international labor market. The remuneration structure and levels will be determined by referencing to the appropriate local top executive pay market practices by benchmarking positions on the basis of job responsibilities. The total remuneration consists of base salary, a short-term performance cash bonus and performance stock options, long-term performance stock and benefits. The members of the Board of Management employed by the Company at the time of adoption of the new remuneration policy on March 18, 2004 were given the opportunity to opt for either the new package under the new policy or to retain their old package including the same base salary as under the new policy. All members of the Board of Management employed with the Company at that time, being Mr. Dunn, Mr. Wennink, Mr. Van den Brink, Mr. McIntosh and Mr. Chavoustie, chose the latter.

Base salary, short-term performance cash bonus

The remuneration in euros of the members of the Board of Management was as follows:

	2002	2003	2004
Year ended December 31	EUR	EUR	EUR

Salaries	2,016,000	1,912,966	2,176,085
Bonuses[1]	0	1,052,131	1,305,651
Pension cost	263,000	212,058	486,045
Other benefits[2]	165,135	189,873	827,574

Total	2,444,135	3,367,028	4,795,355

1 The statement of operations for the year ended December 31, 2004, 2003 and 2002 include accruals for short-term performance cash bonuses of EUR 1,305,651, EUR 1,052,131 and EUR 0, respectively, which is paid in the first quarter of the following year to the Board of Management.
2 Other benefits include housing costs, company cars, social security costs and disability insurance and expenses totaling EUR 589,845 pursuant to an agreement with Mr. McIntosh in connection with his retirement from the Board of Management.

The 2004 remuneration in euros of the individual members of the Board of Management was as follows:

	Base		Cash[1]	Other
	Salary		Bonus	benefits[2]		Total
	EUR		EUR	EUR		EUR

D.J. Dunn[3]	631,300	[5]	378,780	42,090		1,052,170
E. Meurice[4]	150,000		90,000	45,793		285,793
P.T.F.M. Wennink	321,000	[5]	192,600	37,509		551,109
M.A. van den Brink	401,250	[5]	240,750	40,122		682,122
S.K. McIntosh	379,850	[5]	227,910	630,990	[6]	1,238,750
D.P. Chavoustie[7]	292,685		175,611	31,070		499,366

1 The statement of operations for the year ended December 31, 2004 includes an accrual for short-term performance cash bonus expected to be paid in the first quarter of 2005 to the Board of Management.
2 Other benefits include housing costs, company cars, social security costs and disability insurance.
3 Salary figures relate to period January-December 2004.
4 Salary figures relate to period October-December 2004. Mr. Meurice’s salary for a full year amounts to EUR 600,000.
5 Salary figures for 2004 increased by 7% compared to the salaries paid in 2003 and 2002.
6 Figures include payments totaling EUR 589,845 pursuant to an agreement with Mr. McIntosh in connection with his retirement from the Board of Management.
7 Salary figures are translated from USD into EUR using the exchange rate in effect on December 31, 2004 of USD 1.00 = EUR 0.73292.

On October 12, 2004, the Company entered into an agreement with Mr. McIntosh in connection with his retirement from the Board of Management. Pursuant to the agreement, as amended, Mr. McIntosh retired from the Board of Management effective January 3, 2005, and from employment by ASML effective April 30, 2005. In accordance with the terms of the agreement, Mr. McIntosh is entitled to payments totalling EUR 589,845, which is equal to the amount he would have received during the remaining term of his employment agreement. These payments have been provided for in ASML’s statement of operations for the year ended December 31, 2004.

ASML has an annual short-term performance bonus plan for the Board of Management. Under this plan, the annual performance bonus will range between 0% and 50% of base salary, under the new remuneration policy as adapted by the AGM on March 18, 2004. Under the old remuneration policy the percentages range between 0% and 60%. Under these plans the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets are market share and financial and operation performance parameters relating to return on invested capital parameters.

The 2004 vested pension benefit1(in euro) of individual members of the Board of Management was as follows:

D.J. Dunn	91,130
E. Meurice	15,452
P.T.F.M. Wennink	32,512
M.A. van den Brink	40,938
S.K. McIntosh	54,167
D.P. Chavoustie [2,3]	251,846

1 Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have further pension obligations beyond the annual premium contribution.
2 Salary figures are translated from USD into EUR using the exchange rate in effect on December 31, 2004 of USD 1.00 = EUR 0.73292.

3 As it was observed that the pension rights accrued by Mr. Chavoustie were not in line with those of his European colleagues, a one-off corrective payment amounting to USD 333,369 was made to close the gap.

Performance Stock Options

Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:

						Share
		Granted	Exercised			price on
		during	during	Dec. 31,	Exercise	exercise	Expiration
01-Jan-04		2004	2004	2004	price	date	date

D.J. Dunn	600,000		—	600,000	17.51	—	01-04-2005
	67,500		—	67,500	58.00	—	20-01-2012
	30,000		—	30,000	40.40	—	22-01-2007
	30,000		—	30,000	20.28	—	21-01-2008
	30,000		—	30,000	7.02	—	22-04-2013
		30,000	—	30,000	14.23	—	23-04-2014

P.T.F.M. Wennink	30,000		30,000	0	11.05	11.83	01-01-2005
	31,500		—	31,500	58.00	—	20-01-2012
	15,660		—	15,660	40.40	—	22-01-2007
	50,000		—	50,000	29.92	—	22-01-2007
	20,960		—	20,960	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
	20,000		—	20,000	7.02	—	22-04-2013
		20,000	—	20,000	14.23	—	23-04-2014

M.A. van den Brink	21,600		21,600	0	14.87	17.02	21-01-2005
	31,500		—	31,500	58.00	—	20-01-2012
	19,860		—	19,860	40.40	—	22-01-2007
	26,560		—	26,560	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
	20,000		—	20,000	7.02	—	22-04-2013
		20,000	—	20,000	14.23	—	23-04-2014

D.P. Chavoustie	60,000		—	60,000	15.24	—	20-10-2005
	30,000		—	30,000	10.42	—	20-10-2005
	46,800		—	46,800	14.87	—	20-10-2005
	67,500		—	67,500	56.48	—	20-01-2012
	25,500		—	25,500	29.92	—	22-01-2007
	30,240		—	30,240	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
	20,000		—	20,000	7.02	—	22-04-2013
		20,000	—	20,000	14.23	—	23-04-2014

S.K. McIntosh	21,000		—	21,000	40.40	—	22-01-2007
	250,000		—	250,000	29.92	—	22-01-2007
	28,080		—	28,080	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
	20,000		—	20,000	7.02	—	22-04-2013
		20,000	—	20,000	14.23	—	23-04-2014

E. Meurice		125,000	—	125,000	10.62	—	15-10-2014

Certain members of ASML’s Board of Management have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.

Performance Stock

Mr. Meurice received a conditional award of performance stock with a maximum value equal to Euro 37,500. The maximum number of performance stock that will be awarded to Mr. Meurice under the conditions set forth in the remuneration policy is 6,049 shares.

     Supervisory Board

The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. This annual remuneration is paid out over the past period after the annual General Meeting of Shareholders.

At our annual General Meeting of Shareholders held on March 25, 2003, our shareholders adopted a new remuneration package for Supervisory Board members. The annual remuneration for individual members is EUR 25,000 and for the Chairman EUR 40,000. Additionally, the membership of committees of the Supervisory Board is compensated by an amount of EUR 10,000 per Committee.

During 2003 and 2004, ASML paid out the following amounts to the individual members of the Supervisory Board (in euros):

	2003	2004
Year ended December 31	EUR	EUR

H. Bodt	40,000	60,000
P.H. Grassmann	25,000	25,000
S. Bergsma[1]	25,000	45,000
J.A. Dekker	25,000	35,000
M.J. Attardo[2]	25,000	35,000
J.W.B. Westerburgen	25,000	35,000

1 Membership ended March 18, 2004.
2 As of December 31, 2004, Mr Attardo owns 19,290 options on shares of the Company. During 2004, Mr Attardo exercised 15,432 options on shares of the Company.

In the first half of 2005, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in euro):

H. Bodt	70,000
P.H. Grassmann	25,000
S. Bergsma[1]	0
J.A. Dekker	45,000
M.J. Attardo	35,000
J.W.B. Westerburgen	45,000
F. Fröhlich[2]	35,000
A. van der Poel[2]	25,000

1 Membership ended March 18, 2004.
2 Membership started March 18, 2004.

Members of the Board of Management and Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2002.

19. Selected operating expenses and additional information

Personnel expenses for all employees were:

Year ended December 31	2002	2003	2004
(in thousands)	EUR	EUR	EUR

Wages and salaries	371,281	326,678	345,026
Social security expenses	31,897	24,640	24,517
Pension and retirement expenses	22,324	23,150	25,850

Total	425,502	374,468	395,393

The average number of employees from continuing operations during 2002, 2003 and 2004 was 5,640, 5,323 and 5,038, respectively (excluding non-payroll employees). The total number of personnel employed per sector was:

As of December 31	2002	2003		2004

Marketing & Technology	1,708	1,507		1,401
Goodsflow	1,416	1,184		1,207
Customer Support	2,090	1,717		1,818
General	588	518		509
Sales	169	133		136

Total continuing operations	5,971	5,059		5,071
Total discontinued operations	712	119	[1]	0

Total number of employees (including non-payroll employees)	6,683	5,178		5,071

1 As of January 1, 2004, these employees were transferred to newly incorporated companies of the buyer of ASML’s Thermal business.

In 2002, 2003 and 2004, a total of 2,857, 2,649 and 2,584 employees in the Company’s continuing operations (excluding non-payroll employees), respectively, were employed in the Netherlands.

20. Vulnerability due to certain concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. ASML sells a substantial number of lithography systems to a limited number of customers. In 2004, sales to one customer accounted for EUR 434 million or 18 percent of net sales. In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales. As a result of the limited number of customers, credit risk on receivables is concentrated. ASML’s three largest customers accounted for 38 percent of accounts receivable at December 31, 2004, compared to 44 percent at December 31, 2003. Business failure of one of ASML’s main customers may result in adverse effects on its business, financial condition and results of operations.

21. Capital stock

Cumulative preference shares

In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003. The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have the same voting rights as ordinary shares but are entitled to dividends on a preferential basis at a percentage based on EURIBOR plus 2 percent.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board and the Meeting of Priority Shareholders. Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.

Declaration of Independence

The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is independent of the Company as defined in article A. of “Bijlage X bij het Fondsenreglement van Euronext Amsterdam.” The Board of the Foundation comprises three voting members from the Netherlands business and academic communities, Mr. R.E. Selman, Mr. F.H.M. Grapperhaus and Mr. M.W. den Boogert, and one non-voting member, the Chairman of the Company’s Supervisory Board, Mr. H. Bodt.

Priority shares

The priority shares are held by the “Stichting Prioriteitsaandelen ASML Holding N.V.” (the “Priority Foundation”), a foundation having a self-elected board that must consist solely of members of the Company’s Supervisory Board and Board of Management.

As of December 31, 2004, the board members of the Priority Foundation were:

•	Eric Meurice

•	Henk Bodt

•	Jos W.B. Westerburgen

•	Jan A. Dekker

•	Peter T.F.M. Wennink

An overview of the other positions held by above persons can be obtained at the Company’s office. In the joint opinion of the Company and the foregoing members of the board of the Priority Foundation, the composition of the board conforms with Appendix X, Article C.10 of the Listing and Issuing Rules of the Euronext Amsterdam. Article C10 states that the issuer shall ensure that not more than half of the priority shares are being held by managing directors of the issuer or, where the priority shares are held by a legal entity, that no more than half of the number of votes to be exercised in meetings of the foundation in which decisions are made about the exercise of the voting rights of the priority shares, can be exercised, directly or indirectly, by persons who are also managing directors of the issuer. The priority shares are not entitled to dividends but have a preferred right over all other outstanding preferred and ordinary shares on the return of their nominal value in the case of winding up the Company. Holders of priority shares are required to approve certain significant corporate decisions and transactions of the Company. These decisions and transactions encompass, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

Veldhoven, the Netherlands

January 28, 2005

/s/ Eric Meurice,
Chief Executive Officer

/s/Peter T.F.M. Wennink,
Chief Financial Officer

Report of Independent Registered Accounting Firm

To the Supervisory Board and Board of Management of ASML Holding N.V.

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and its subsidiaries (collectively, the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows (as restated) for each of the three years in the period ended December 31, 2004 (all expressed in euros). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations, comprehensive income and its cash flows (as restated) for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eindhoven, The Netherlands
January 28, 2005

Exhibit Index

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 7 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on June 10, 2004 (File No. 0-25566))

2.1	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.75 percent Convertible Subordinated Notes due 2006 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001)

2.2	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.50 percent Convertible Subordinated Notes due 2010 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000) #

4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #

4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.5	Employee Agreement between ASML Holding N.V. and Eric Meurice*

4.6	Employee Agreement between ASML Holding N.V. and Stuart K. McIntosh (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.7	Employee Agreement between ASML Holding N.V. and David P. Chavoustie (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.8	Form of Employee Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.9	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))

4.10	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation*#

4.11	ASML/Zeiss Sublicense Agreement, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V.*#

4.12	Agreement, dated October 12, 2004, between ASML Holding N.V. and Stuart K. McIntosh*

4.13	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))

8.1	List of Subsidiaries*

12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*

13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Accountants B.V.*

* Filed herewith

# Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission