Form 20-F
period 2005-12-31
ASML HOLDING NV
filed 2006-01-27
CIK 937966

Form 20-F
Securities and Exchange Commission
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
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
484,670,183 Ordinary Shares
(nominal value Eur 0.02 per share)
23,100 Priority Shares
(nominal value Eur 0.02 per share)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
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
Presentation of Financial and Operational Information
In May 2001, we consummated our merger with Silicon Valley Group, Inc. (“SVG”), now part of ASML US, Inc. (“ASML US”). The merger was accounted for under the “pooling of interests” method. Therefore, the selected financial data of ASML Holding N.V. (“ASML” or the “Company”) for the year ended December 31, 2001, reflects the combination of financial statements for ASML’s historical operations with those of SVG.
On December 18, 2002, we announced our decision to divest our Thermal business, including related customer support activities, and the termination of our manufacturing activities in the Track business. As a result of this decision, our consolidated financial statements for each of the three years ended December 31, 2005, our selected financial data for each of the five years ended December 31, 2005 and the financial and operational information presented in this annual report on Form 20-F present these businesses as discontinued operations, instead of as a separate segment as they had been reported prior to the divestiture announcement.
Item 1
Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2
Offer Statistics and Expected Timetable
Not applicable.
Item 3
Key Information
A. Selected Financial Data
The following selected consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements.”

Year ended December 31	2001	2002	2003	2004	2005
(in thousands, except per share data) [1]	EUR	EUR	EUR	EUR	EUR

Consolidated statements of operations data
Net sales	1,589,247	1,958,672	1,542,737	2,465,377	2.528,967
Cost of sales	1,558,234	1,491,068	1,173,955	1,559,738	1,554,772

Gross profit on sales	31,013	467,604	368,782	905,639	974,195
Research and development costs	347,333	324,419	305,839	352,920	347,901
Research and development credits	(16,223)	(26,015)	(19,119)	(21,961)	(24,027)
Selling, general and administrative expenses	245,962	263,243	212,609	201,629	201,204
Restructuring and merger and acquisition costs (credits)	44,559	0	24,485	(5,862)	0

Operating income (loss)	(590,618)	(94,043)	(155,032)	378,913	449,117
Minority interest in net result from subsidiaries	3,606	0	0	0	0
Interest income (expense), net	(7,207)	(36,781)	(29,149)	(16,073)	(14,094)

Income (loss) from continuing operations before income taxes	(594,219)	(130,824)	(184,181)	362,840	435,023
(Provision for) benefit from income taxes	179,017	42,779	59,675	(127,380)	(123,559)

Income (loss) from continuing operations	(415,202)	(88,045)	(124,506)	235,460	311,464
Loss from discontinued operations before income taxes	(103,001)	(183,624)	(59,026)	0	0
Benefit from income taxes	39,211	63,846	23,316	0	0

Loss from discontinued operations	(63,790)	(119,778)	(35,710)	0	0

Net income (loss)	(478,992)	(207,823)	(160,216)	235,460	311,464

Earnings per share data [2,3]
Basic income (loss) from continuing operations per ordinary share	(0.89)	(0.18)	(0.26)	0.49	0.64
Basic loss from discontinued operations per ordinary share	(0.14)	(0.26)	(0.07)	0.00	0.00
Basic net income (loss) per ordinary share	(1.03)	(0.44)	(0.33)	0.49	0.64
Diluted net income (loss) per ordinary share	(1.03)	(0.44)	(0.33)	0.49	0.64

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	465,866	476,866	482,240	483,380	484,103
Diluted	465,866	476,866	482,240	484,661	542,979

[1]	The selected consolidated data for all periods reflect the effects of our decision in December 2002 to discontinue our Track business and divest our Thermal business which we substantially divested in October 2003.

[2]	Net income (loss) per ordinary share amounts have been retroactively adjusted to reflect the issuance of 47,139,000 ordinary shares in connection with the May 2001 merger with SVG, which was accounted for as a pooling of interests.

[3]	The calculation of the number of ordinary shares used in computing diluted net income per ordinary share (i) in 2001, 2002, 2003 and 2004 does not assume conversion of ASML’s outstanding Convertible Subordinated Notes and (ii) in 2001, 2002 and 2003 does not assume the exercise of options issued under ASML’s stock option plans, as such conversions and exercises would have an anti-dilutive effect.

As of December 31	2001	2002	2003	2004	2005
(in thousands)	EUR	EUR	EUR	EUR	EUR

Consolidated balance sheets data
Cash and cash equivalents	910,678	668,760	1,027,806	1,228,130	1,904,609
Working capital[4]	1,822,711	1,662,570	1,463,308	1,868,871	1,785,836
Total assets	3,643,840	3,301,688	2,868,282	3,243,766	3,756,023
Long-term liabilities	1,588,846	1,233,398	1,040,556	1,039,023	624,203
Total shareholders’ equity	1,226,287	1,315,516	1,141,207	1,391,602	1,711,837

Consolidated statements of cash flows data
Purchases of property, plant and equipment	(160,427)	(89,282)	(48,567)	(74,979)	(72,660)
Depreciation, amortization and impairment	138,959	186,686	156,900	93,144	98,881
Net cash provided by (used in) continuing operating activities	(328,017)	(61,127)	532,659	257,147	713,511
Net cash provided by (used in) discontinued operating activities	(35,937)	(121,039)	12,736	(5,880)	(2,018)
Net cash provided by (used in) total operating activities	(363,954)	(182,166)	545,395	251,267	711,493
Net cash used in continuing investing activities	(197,693)	(72,876)	(49,028)	(60,398)	(60,803)
Net cash used in discontinued investing activities	(33,878)	(6,434)	0	0	0
Net cash used in total investing activities	(231,571)	(79,310)	(49,028)	(60,398)	(60,803)
Net cash provided by (used in) continuing financing activities	664,290	21,427	(68,156)	18,871	2,879
Net cash provided by (used in) discontinued financing activities	0	0	0	0	0
Net cash provided by (used in) total financing activities	664,290	21,427	(68,156)	18,871	2,879
Net increase (decrease) in cash and cash equivalents	(73,522)	(241,918)	359,046	200,324	676,479

Ratios and other data
Increase (decrease) in net sales (in percent)	(40.5)	23.2	(21.2)	59.8	2.6
Gross profit as a percentage of net sales	2.0	23.9	23.9	36.7	38.5
Operating income (loss) as a percentage of net sales	(37.2)	(4.8)	(10.0)	15.4	17.8
Net income (loss) as a percentage of net sales	(26.1)	(4.5)	(8.1)	9.6	12.3
Shareholders’ equity as a percentage of total assets	33.7	39.8	39.8	42.9	45.6
Backlog of new systems (in units) at year end	117	103	103	119	86
Backlog of used systems (in units) at year end	1	7	21	12	9
Backlog of systems (in units) at year end	118	110	124	131	95
Sales of systems (in units)	197	205	169	282	196
Number of employees at year end for continuing operations	6,039	5,971	5,059	5,071	5,055
Number of ordinary shares outstanding (in thousands) at year end	466,978	482,182	482,514	483,676	484,670
Stock price ASML at year end[5]	19.52	7.96	15.72	11.81	16.90
Volatility % ASML shares (260 days)[6]	71.0	89.0	60.9	37.4	26.0

[4]	Working Capital is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.

[5]	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam N.V. (Source: Bloomberg)

[6]	Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam N.V. as measured over the last 260 business days of each year presented. (Source: Bloomberg)

Exchange Rate Information
We publish our consolidated financial statements in euro. In this Annual Report, references to “€”, “EUR” or “euro” are to euro, and references to “$”, “dollars”, “U.S. dollars”, “U.S. dollar”, “USD” or “US$” are to United States dollars. Solely for the convenience of the reader, certain U.S. dollar amounts have been translated into euro amounts using an exchange rate in effect on December 31, 2005 of US$ 1.00 = EUR 0.84782.
A portion of our net sales and expenses is, and historically has been, denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. “Operating results, Foreign Exchange Management” and Note 1 to our consolidated financial statements.
The following are the Noon Buying Rates certified by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) expressed in U.S. dollars per euro.

Calendar period	2001	2002	2003	2004	2005	2006
						(Jan. 24)

Period End	0.89	1.05	1.26	1.35	1.18	1.23
Average[1]	0.89	0.95	1.13	1.24	1.24	1.21
High	0.95	1.05	1.26	1.36	1.35	1.23
Low	0.84	0.86	1.04	1.18	1.17	1.20

[1]	The average of the Noon Buying Rates on the last business day of each month during the period presented.

Months of	July	August	September	October	November	December	January
	2005	2005	2005	2005	2005	2005	2006 (Jan. 24)

High	1.22	1.24	1.25	1.21	1.21	1.20	1.23
Low	1.19	1.21	1.20	1.19	1.17	1.17	1.20
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
Changes in demand for our products as a result of these business cycles have been affected by the timing and amounts of customers’ capital equipment purchases and investments in new technology. Future reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.
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
Conversely, in an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the number of lithography systems we must sell in a year to achieve net income. If we are unable to lower costs in an industry downturn, our net income may decline significantly. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we also incur costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, exercising downward pressure on prices, which has had in the past, and could have in the future, a material adverse effect on our business, financial condition and results of operations.
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
Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our research and development programs and timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new fabrication facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.
In addition, we may invest considerable financial and other resources to develop and introduce new technologies, products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”), that our customers may not ultimately adopt. If our customers do not adopt these or other products or enhancements that we develop due to a preference for more established technologies and products or for other reasons, we would not recoup any return on our investments in these technologies or products, which may result in charges to our statement of operations and materially and adversely affect the future growth of the Company.
We Face Intense Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are:
•	the technical performance characteristics of a photolithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support; and
•	the strength and breadth of our portfolio of patents and other intellectual property rights.
Our competitiveness will increasingly depend upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview, Intellectual Property” and Note 14 to our consolidated financial statements.
The costs to develop new systems, in particular photolithography systems, are extremely high and accordingly, the photolithography equipment industry is characterized by fierce competition between a few suppliers. ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate, and ASML has sold only a limited number of systems to Japanese customers.
Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, and may cause a decline in our sales or loss of market acceptance for our photolithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those markets that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

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
The number of photolithography systems we have been able to produce has occasionally been limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. The inability of Zeiss to maintain and increase production levels or our inability to maintain our business relationship with Zeiss in the future could result in our inability to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview, Manufacturing, Logistics and Suppliers.”
In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV,” used in our high resolution steppers and Step & Scan systems, are available from only a limited number of suppliers. In particular, we rely heavily on Cymer, Inc., a U.S. based company, to provide excimer laser systems.
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
A High Percentage of Net Sales is Derived from a Few Customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. While the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. The loss of any significant customer or any reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.
In 2005, sales to one customer accounted for EUR 609 million, or 24 percent of net sales, compared to EUR 434 million, or 18 percent of net sales, in 2004. As a result of the limited number of our customers, credit risk on our receivables is concentrated. Our three largest customers accounted for 49 percent of accounts receivable at December 31, 2005, compared to 38 percent at December 31, 2004. Business failure of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.
The Pace of Introduction of Our New Products is Accelerating and is Accompanied by Potential Design and Production Delays and by Significant Costs
The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning curve effect in our product development cycle, we cannot precisely predict the time and expense required to overcome these initial problems and to ensure full performance to specifications. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we expected in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.
In particular, our current backlog includes a significant number of technology enhancements, including those associated with immersion systems. In order for the market to accept these technology enhancements, our customers, in many cases, must upgrade their existing technology capabilities. For instance, in order for our customers to effectively use immersion systems, they must have sophisticated technology to make use of resist (a fluid) and track equipment used in the immersion process. Such upgrades from established technology may not be available to our customers to enable volume production using our immersion systems or other technology enhancements. This could result in our customers pushing back or canceling orders for our technology enhancements, which could negatively impact our business, financial condition and results of operations.
We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (196 units in 2005), with an average selling price (“ASP”) in 2005 of EUR 11.4 million (EUR 13.5 million for new systems and EUR 2.9 million for used systems). As a result, the timing of recognition of revenue from a small number of transactions may have a significant impact on our net sales and other operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:
•	the highly cyclical semiconductor business industry;

•	unanticipated shipment rescheduling;

•	cancellation by customers;

•	unexpected manufacturing difficulties; and

•	delays in deliveries by suppliers,
may cause net sales in a particular reporting period to fall significantly below our expectations, which would, in turn, have a material adverse effect on our operating results for that period.
Since the first quarter of 2003, we have published financial results on a quarterly basis. Our published quarterly earnings have varied significantly from quarter to quarter and may vary in the future as a result of the above.
Compliance with Internal Controls Evaluations and Attestation Requirements May Increase Our Costs and We May Identify Significant Deficiencies or Material Weaknesses
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, ASML will be required, as a foreign private issuer, beginning in fiscal year 2006, to perform an evaluation of its internal controls over financial reporting and have its auditor publicly attest to such evaluation. We are following an internal plan of action for compliance, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet finalized the evaluation.
Compliance with these requirements is expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent auditor cannot attest to our evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, we may uncover significant deficiencies or material weaknesses. Measures taken by us to remedy these issues may require significant effort and expense, as well as the commitment of significant managerial resources. Each of these circumstances may have an adverse impact on our business, financial condition and results of operations or on our share price.
Failure to Adequately Protect the Intellectual Property Rights upon Which We Depend Could Harm Our Business
We rely on patents, copyrights, trade secrets and other measures to protect our proprietary technology. However, there is no assurance that such measures will be adequate. We face risks that:
•	intellectual property laws may not sufficiently protect our proprietary rights or may adversely change in the future;

•	pending patent applications may not be granted or construed as expected;

•	the steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and

•	third parties may be able to develop or obtain patents for similar competing technology.
In addition, litigation may be necessary in order to enforce our intellectual property rights or to determine the scope and validity of the proprietary rights of others. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.
Defending Against Intellectual Property Claims by Others Could Harm Our Business
We face a continuing risk that we will be subject to claims alleging the infringement of others’ intellectual property rights. If successful, these claims could limit or prohibit us from developing our technology and producing our products, which could have a material adverse effect on our business, financial condition and results of operations.
In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement. We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims by others. This may have a material adverse effect on our business, financial condition and results of operations.
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
If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.
In particular, approximately 18 percent of our 2005 revenues and approximately 27 percent of our 2004 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Relations between Taiwan and the People’s Republic of China, changes in Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.
We Are Subject to Environmental Laws and Regulations
We are subject to Netherlands and foreign environmental regulations in areas such as energy resource management, use, storage, discharge and disposal of hazardous substances, recycling, clean air, water protection and waste disposal. We believe that we have taken adequate measures to comply with these regulations in the course of our ordinary business operations. Furthermore, we do not believe that any environmental laws or regulations currently in effect will have a material adverse effect on our business, financial condition and results of operations. However, we cannot predict whether any pending or future legislation will be adopted or what the effect of such legislation would be on our business, financial condition and results of operations.
We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut, U.S. These facilities are subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations.
Because of Labor Laws and Practices, Any Workforce Reductions That We May Wish to Implement In Order To Reduce Costs Company-Wide May Be Delayed or Suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to certain formal procedures, which can delay, or may result in the modification of our planned workforce reductions. For example, in the Netherlands, if our Works Council does not agree with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Netherlands Courts. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors. See Item 6.D. “Employees.”
Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations
We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro as we incur manufacturing costs and price our systems predominantly in euro while a portion of our net sales and cost of sales is denominated in U.S. dollars.
In addition, a substantial portion of our assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our consolidated financial statements are expressed in euro. Accordingly, our results of operations are exposed to fluctuations in various exchange rates.
Furthermore, a strengthening of the euro particularly against the U.S. Dollar and the Japanese Yen could lead to intensified price-based competition in those markets that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.
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
We also have a class of protective cumulative preference shares (the “Preference Shares”) and have granted to “Stichting Preferente Aandelen ASML”, a Netherlands foundation, an option to acquire from us, at their nominal value of EUR 0.02 per share, a number of preference shares equal to the number of ordinary shares outstanding at the time of option exercise. This effectively would dilute by one-half the voting power of our outstanding ordinary shares, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.
See further Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association.”
Item 4
Information on the Company
A. History and Development of the Company
We commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Taiwan, Italy, France, Germany, the United Kingdom, Ireland, the Republic of Korea, Singapore, Israel, China (including Hong Kong), Japan and Malaysia. In 2001, we changed our name from ASM Lithography Holding N.V. to ASML Holding N.V. Our registered office is located at De Run 6501, 5504 DR Veldhoven, the Netherlands, telephone +31 40 268 3000.
In May 2001, we merged with SVG (now part of ASML US, Inc.), a company that was active in the Lithography, Track and Thermal businesses. In December 2002, we announced the termination of our manufacturing activities in the Track business and the divestiture of our Thermal business. In October 2003, we substantially completed the divestiture of our Thermal business.
Capital Expenditures
Our capital expenditures over the past three years amounted to EUR 79.8 million for 2005, EUR 111.3 million for 2004 and EUR 74.5 million for 2003. The related cash outflows amounted to EUR 74.0 million for 2005, EUR 75.5 million for 2004 and EUR 51.7 million for 2003. Our capital expenditures consist of machinery and equipment (e.g. prototypes, demonstration systems and training systems), information technology investments, leasehold improvements to our facilities and licenses of patents related to lithography equipment. Our Veldhoven headquarters is financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements. All other current capital expenditures are financed internally.

Disposals within continued operations, principally comprising machinery and equipment (more specifically, demonstration systems and training systems), amounted to EUR 30.3 million for 2005, EUR 36.2 million for 2004 and EUR 48.8 million for 2003. See Notes 8 and 9 to our consolidated financial statements.
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
Value of Ownership
Our business model is based on our Value of Ownership concept that consists of the following:
•	offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms;

•	providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity;

•	maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;

•	enhancing the capabilities of the installed base through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;

•	reducing the cycle time between customer order of a system and the use of that system in volume production on-site;

•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners;

•	improving the reliability and uptime of our installed system base; and

•	providing re-marketing services that effectively increase residual value by extending the life of equipment.
Market and Technology Overview
The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost ICs capable of performing a greater number of functions at higher speeds and with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variations, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Photolithography is used to print complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.
We primarily design, manufacture, market and service semiconductor processing equipment used in the fabrication of integrated circuits. Our photolithography equipment includes Step & Scan systems, which combine stepper technology with a photoscanning method.
Our TWINSCAN product platform was introduced in July 2000 and leverages the production-proven elements from our PAS 5500 product family to address the industry shift toward larger (300 millimeter) wafers. The TWINSCAN platform became in 2003 the vehicle to introduce improved resolution products both for 300 millimeter and 200 millimeter wafer size factories. Our PAS 5500 product family, which supports a maximum wafer size of 200 millimeters in diameter, comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV (including 248-nanometer (“nm”) and 193-nm wavelengths) processing of wafers.
In 2005, we intensified our research and development on immersion lithography as we believe this is the most probable solution to lower the cost per wafer and increase resolution. During the second half of 2004, we delivered two pre-production immersion systems to research institutes and one to a commercial customer. In 2005 we delivered 10 immersion tools to commercial customers. One tool is delivered for evaluation purposes and one tool’s revenue is deferred as the ownership of the system will only transfer to the customer in 2006.
We are also performing research & development on maskless lithography. Maskless lithography is one of the possible solutions to manage escalating mask cost, which is becoming a dominant factor in bringing new semiconductor designs to market for advanced technology nodes. Designs resulting in small quantities of wafers produced, designs with many changes or designs that require a fast time-to-market will particularly benefit from this technology. In December 2004, Micronic Laser Systems AB (“Micronic”) and ASML agreed to a license agreement relating to the development of optical maskless lithography technology for semiconductor manufacturing.
Furthermore, we are currently performing research & development on EUV. EUV combines a wavelength of 13.5 nanometers and a lens system with an initial numerical aperture of 0.25 to provide imaging at a resolution of 40 nm. EUV will provide a large process window compared to today’s approaches and will be a multi-generation lithography solution. We are currently in the integration phase of the first prototype systems which are expected to be delivered to research institutes in the first half of 2006. The timing of the introduction of systems for volume applications is not clear at the moment.
Products
We develop lithography systems for the semiconductor industry and related technologies. Our product development strategy focuses on the development of product families based on a modular, upgradeable design.
Our older PAS 2500 and PAS 5000 families are suitable for g-line and i-line processing of wafers up to 150 millimeters in diameter and are employed in manufacturing environments and in special applications for which design resolutions no more precise than 0.5 microns are required.
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
For processing of 200 millimeter wafers using step-and-scan technology, PAS 5500 series is the most suitable product range. We offer PAS 5500 systems based on i-line technology (using light with a 365-nm wavelength), KrF (using light with a 248-nm wavelength) and ArF (using light with a 193-nm wavelength).
For processing of 300 millimeter wafers, we offer TWINSCAN systems based on i-line, KrF and ArF technology. In 2003, we introduced the second generation of TWINSCAN systems based on the XT body with a reduced footprint and a 50 percent reduction in the main production area occupied by our system. In 2004, we shipped our first lithography systems based on immersion technology. These shipments marked the delivery of the industry’s first high productivity immersion scanners for production applications. We have a unique competitive advantage in immersion techniques due, in part, to the dual-stage design of the TWINSCAN system. Wafer measurement — including focus and overlay — is completed on the dry stage while the imaging process, using water applied between the wafer and the lens, is completed on the wet stage. The dual-stage advantage of TWINSCAN systems enables our customers to gain the process enhancements of immersion and to continue with familiar and proven metrology technology.
In July 2005, we announced the TWINSCAN XT:1700i, a 193-nm immersion scanner capable of imaging at the 45-nm node in volume production environments. This new system has an Numerical Aperture (“NA”) of 1.2, substantially higher than the XT:1400 with NA of 0.93, breaking the perceived, pre-immersion barrier of 1.0. We expect to execute on volume production ramp in the second quarter of 2006. The XT:1700i allows chipmakers to improve resolution by 30 percent. We believe this new system will increase the value of each wafer since better resolution will likely result in more chips being produced per wafer or more functionality per chip. Additionally, we believe the XT:1700i has the highest throughput currently available, 122 wafers per hour, for the 45-nm node.
We also continually develop and sell a range of product options and enhancements designed to increase productivity and to optimize value of ownership over the entire life of our systems.
Current ASML Lithography product portfolio of Steppers and Step & Scan Systems

Feature Size	Wavelength of Light
Feature size =	Wavelength = length of light going through projection lens;
Resolution =	The shorter the wavelength, the smaller the line width

Size of line	and the finer the pattern on the IC
width in Nanometer
	365 nm (i-line)	248 nm (KrF)	193 nm (ArF)
700	PAS 5500/22
350	PAS 5500/125
300	PAS 5500/275
280	PAS 5500/400
AT:400
XT:400 and XT:450
150		PAS 5500/350
130		PAS 5500/750
AT:750 and XT:760
120		PAS 5500/800
110		PAS 5500/850 and AT:850
100		XT:860
100			PAS 5500/1100 and AT:1100
90			PAS 5500/1150 and AT:1150
80			AT:1200
70			XT:1250 and XT:1250i
65			XT:1400 and XT:1400i
45			XT:1700i
Notes:
1000 nanometer = 1 micron (µ) = 0.001 millimeter (mm) = one millionth of a meter
PAS 5500/22/125/250/350 = Stepper system with wafer size of 200 mm
PAS 5500/400 and up = Step & Scan system with wafer size of 200 mm
AT and XT = TWINSCAN systems with wafer sizes of 200 and 300 mm
This table does not include the older products sold on the PAS 2500 and PAS 5000 platforms.
Sales and Customer Support
We market and sell our products principally through our direct sales staff.
We support our customers with applications, service and technical support. Our field engineers and applications, service and technical support specialists are based throughout the United States, Europe and Asia.
Customers and Geographic Markets
In 2005, sales to one customer accounted for EUR 609 million, or 24 percent of net sales, compared to EUR 434 million, or 18 percent of net sales, in 2004. We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular year for the foreseeable future. See Item 3.D. “Risk Factors — A High Percentage of Our Net Sales is Derived From a Few Customers” and Note 16 to our consolidated financial statements for a breakdown of our sales by geographic location.
Manufacturing, Logistics and Suppliers
Our business model is based on outsourcing a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the assembly, fine tuning and testing of a finished system from components and subassemblies that are manufactured to our specifications by third parties and by us and the testing of those components and subassemblies. All of our manufacturing activities (subassembly, final assembly and system testing) are performed in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as value sourcing that is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.
Our value sourcing strategy is based on the following strategic principles:
•	maintaining long-term relationships with our suppliers;

•	sharing risks and rewards with our suppliers;

•	dual sourcing of knowledge, globally, together with our suppliers; and

•	single, dual or multiple sourcing of products, where possible or required.
Value sourcing aligns the actual supplier performance to our requirements on quality, logistics, technology and total costs.

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other optical components. Total purchased value from Zeiss accounted for between 20 percent and 50 percent of our cost of goods sold, varying by product type in 2005, and which collectively accounted for approximately 29 percent of our aggregate cost of goods sold in 2005.
From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. Zeiss currently is capable of manufacturing a limited number of lenses and optical components for our stepper and scanner systems and is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and their suppliers. During 2005, we were not constrained by the number of lenses that Zeiss could produce.
If Zeiss is unable to maintain or increase production levels, we might not be able to respond to customer demand. As a result, our relationships with current and prospective customers could be harmed, which would have a material adverse effect on our business, financial condition and results of operations.
Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements from 1997 onwards. These agreements define an exclusive framework for cooperation in all areas of our joint business. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.
Pursuant to these agreements, ASML and Zeiss will continue their strategic alliance until either party provides at least three years’ notice of its intent to terminate. Although we believe such an outcome is unlikely, if Zeiss were to terminate its relationship with us, or if Zeiss were unable to produce or develop over a prolonged period, we would effectively cease to be able to conduct our business.
In addition to Zeiss, we rely also on other outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies. See Item 3.D. “Risk Factors — The Number of Systems We Can Produce is Limited by Our Dependence on a Limited Number of Suppliers as Key Components.”
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
We have historically devoted a significant portion of our financial resources to research and development programs and we expect to continue to allocate significant resources to these efforts. We also apply for subsidy payments in connection with specific development projects under programs sponsored by the Netherlands government, the European Union and the U.S. government. Amounts received under these programs generally are not required to be repaid. See our discussions of research and development in Item 5 “Operating and Financial Review and Prospects”, and Note 1 to our consolidated financial statements.
We invested EUR 348 million on research and development in continuing operations in 2005, compared to EUR 353 million in 2004 (including a charge of EUR 49 million with respect to a cross-license agreement entered into between ASML and Nikon) and EUR 306 million in 2003. We are also involved in joint research and development programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license, our jointly developed technology and designs of critical components.
In 2005, our research and development efforts propelled further development of the TWINSCAN platform along with several leading edge technologies, including 248 nanometer, 193 nanometer, immersion and EUV. The continuous drive for cost reductions has led to a significant increase in the commonality of the different models of the TWINSCAN platform. Our research and development activities in 2005 have also led to productivity and performance enhancements for our other product families. In 2005, we established joint development programs with the leading track suppliers on productivity and process integration. Moreover, we continued our research into the feasibility of maskless technology.

Intellectual Property
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by or for us or, alternatively, to have appropriate licensing in place with respect to such technology. However, we face the risk that such measures will be inadequate. Intellectual property laws may not sufficiently support our proprietary rights and our patent applications may not be granted or construed as intended. Also, competitors may be able to develop or protect similar technology earlier and independently.
Litigation may be necessary in order to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations. We also may incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.
Patent litigation with Nikon
From 2001 through late 2004, we were a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon.
Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$60 million (approximately EUR 49 million) in 2004, a further required payment of US$9 million (approximately EUR 8 million) before November 12, 2005, and is obligated to make additional payments to Nikon of US $9 million each in 2006 and 2007. Zeiss made an initial payment to Nikon of US$40 million (approximately EUR 32 million) in 2004, a further required payment of US$6 million (approximately EUR 4 million) in 2005, and is required to make additional payments to Nikon of US$6 million in each of 2006 and 2007. See Item 10.C. “Material Contracts” for a summary of the ASML-Nikon patent Cross-License Agreement and the ASML-Zeiss Sublicense Agreement.
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
In August 2002, the Court granted ASML’s motion for summary judgment of non-infringement, after which Ultratech appealed this judgment to the United States Court of Appeals for the Federal Circuit. On March 30, 2004, the Federal Circuit reversed the District Court’s grant of summary judgment and remanded the case to the District Court for determination of infringement under the Federal Circuit’s new construction of one of the terms of the asserted patent.
Ultratech’s patent infringement claims were tried before a jury in Oakland, California, in May and June of 2005. On June 21, 2005 the jury unanimously determined that each of the claims of Ultratech’s patent that Ultratech asserted against ASML was invalid, and thus ASML was not liable for patent infringement, notwithstanding the jury’s finding that each of these claims was infringed by ASML and certain of its customers. The Court entered judgment in favor of ASML following receipt of the jury verdict.
Ultratech has filed motions with the Court seeking to overturn the jury’s finding that the asserted claims of its patent are invalid or, in the alternative, seeking a new trial. ASML has also filed motions seeking to overturn the jury’s finding that the asserted claims of Ultratech’s patent are infringed by ASML, and to establish additional bases for the invalidity of the asserted claims of Ultratech’s patent. The Court has not yet ruled on any of these motions. In the event the Court overturns the jury’s finding that the asserted claims of Ultratech’s patent are invalid, orders a new trial and ASML is found to infringe valid claims of Ultratech’s patent in the new trial, or that an appellate court overturns the jury’s verdict in favor of ASML on appeal, it could result in a damages award and substantially restrict or prohibit

ASML’s sales in the United States, which in turn could have a material adverse effect on the Company’s financial position and results of operations.
Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our markets are the technical performance characteristics of a photolithography system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. In addition, we believe that an increasingly important factor affecting our ability to compete is the strength and breadth of our portfolio of patent and other intellectual property rights. We believe that the market for photolithography systems and the investments required to be a significant competitor in this market have resulted in increased competition for market share through the aggressive prosecution of patents. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis. See Item 3.D. “Risk Factors, We Face Intense Competition.”
Government Regulation
Our business is subject to direct and indirect regulation in each of the countries in which our customers or we do business. As a result, changes in various types of regulations could affect our business adversely. The implementation of new technological or legal requirements could impact our products, or our manufacturing or distribution processes, and could affect the timing of product introductions, the cost of our production, and products as well as their commercial success. Moreover, environmental and other regulations that adversely affect the pricing of our products could adversely affect our net sales and operating profit. The impact of these changes in regulation could adversely affect our business even where the specific regulations do not directly apply to us or to our products.
C. Organizational Structure
ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a direct wholly-owned subsidiary, are as follows:
See Exhibit 8.1 for a list of our material subsidiaries.
D. Property, Plants and Equipment
We principally obtain and operate our facilities under operating leases. However, we also own a limited number of buildings. The book value of the buildings used in our continuing operations and owned by ASML amounted to EUR 76 million as of December 31, 2005.
We expect capital expenditures in 2006 to range between EUR 80 million and EUR 100 million, of which the majority will be allocated to machinery and equipment, tools and to IT hardware. See Item 4.A. “History and Development of the Company, Capital Expenditures.” See also Item 5.B. “Liquidity and Capital Resources” and Note 9 to our consolidated financial statements.
While we anticipate continuing capital expenditures for the purpose of upgrading and, where appropriate, incrementally expanding our facilities to accommodate new product types and technologies, we believe that our existing facilities are sufficient to accommodate the likely range of production volumes that we currently expect in the market for semiconductor manufacturing equipment for the next 2 years.
Facilities in Europe
Our headquarters, applications laboratory and research and development facilities are located in the Netherlands in a 120,000 square meter state-of-the-art facility, of which 65,000 square meters is used as office space and 55,000 square meters is used for manufacturing and research and development activities. We lease the majority of these facilities through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven are financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements.

We also lease several sales and service locations across Europe.
Facilities in the United States
We maintain lithography research, development and manufacturing operations in Wilton, Connecticut in a 27,142 square meter facility. Our American headquarters and American training facilities are located in Tempe, Arizona in two buildings, comprising a 8,840 square meter office building space and a 10,485 square meter training space.
We also have several sales and service locations across the United States.
Facilities in Asia
Our Asian headquarters are located in Hong Kong in a 250 square meter office space. We also have several sales and service/training locations across Asia.
Item 4A
Unresolved Staff Comments
Not applicable.
Item 5
Operating and Financial Review and Prospects
Executive Summary
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits (“ICs”) or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia.
In 2005, we earned net sales of approximately EUR 2.5 billion, employed approximately 5,000 employees and operated in 14 countries and at over 50 sales and service locations.
Semiconductor equipment industry update
Historically the semiconductor industry has experienced significant growth largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities has resulted in smaller and cheaper ICs capable of performing a greater number of functions at higher speed with lower power consumption. We believe that these long term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost.
Lithography equipment is used to imprint complex circuit patterns onto silicon wafers, which are the primary raw material for ICs. The imprinting process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC Industry’s demand for cost efficient enhancements to production technology.
The costs to develop new lithography equipment are very high. Accordingly, the lithography equipment industry is characterized by the dominance of a few primary suppliers: ASML, Nikon and Canon. ASML is the world’s leading provider of lithography equipment with a market share of 55-60 percent in 2005 based on revenue.
Nikon and Canon are the main suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate and ASML has sold only a limited number of systems to Japanese customers. In 2004, ASML increased its service, sales and marketing operations in Japan to serve its growing regional customer base. In 2005, we continued our long term market development strategy in Japan, and we now have six customers.
The lithography equipment industry has been highly cyclical. Total lithography equipment shipped by the industry as a whole in the five years ended December 31, 2004 is set forth in the following table:

Year ended December 31	2000	2001	2002	2003	2004

Total units shipped	1,182	789	413	456	694
Total Value (in Millions USD)	5,321	3,792	2,817	3,229	5,268

(Source: Gartner Dataquest)

ASML operations update on key performance indicators
In 2005, we achieved net sales of EUR 2,529 million, comprising the shipment of 196 systems (156 new and 40 refurbished). This includes net sales in field and service options of EUR 301 million. 2004 showed net sales of EUR 2,465 million, comprising shipment of 282 systems (216 new and 66 refurbished) and net sales in field and service options of EUR 290 million.
The ASP in 2005 was EUR 11.4 million, an increase of 48 percent over the ASP in 2004 of EUR 7.7 million. The increase in ASP was mainly offset by a decrease in the number of systems shipped from 282 in 2004 to 196 in 2005, a decrease of 30 percent. This increase in ASP and decrease in number of systems shipped reflects the change in nature of market demand from capacity driven in 2004 to technology driven in 2005. Our customers shifted from 248-nm KrF production capacity demand in 2004 to 193-nm ArF leading edge technology demand in 2005.
In 2005, we generated operating income of EUR 449 million, representing 17.8 percent of net sales. In 2004, operating income amounted to EUR 379 million, representing 15.4 percent of net sales. This increase in operating income of EUR 70 million is due to an increase in gross profit of EUR 68 million and a decrease in operating expenses of EUR 2 million.
The increase in gross profit of EUR 68 million is mainly due to higher ASPs and lower cost of goods reflecting he results of our continuous cost of goods reduction program partially offset by a change in product mix. Our gross margin in 2005 was 38.5% compared with 36.7% in 2004.
The decrease in operating expenses of EUR 2 million in 2005 compared to 2004 is mainly due to a decrease in research and development expenses by EUR 7 million and a decrease in restructuring credits of EUR 6 million. Non recurring research and development expenses of EUR 49 million in 2004 relating to the patent litigation settlement with Nikon, were mainly offset by an increase in regular research and development expenses of EUR 42 million or 15 percent in 2005 reflecting our decision to accelerate investment in technology leadership.
Net income in 2005 was EUR 311 million, representing EUR 0.64 per ordinary share compared with net income in 2004 of 235 million, representing EUR 0.49 per ordinary share.
ASML generated EUR 676 million of cash in 2005, which increased its level of cash and cash equivalents to EUR 1,905 million as of December 31, 2005.
As of December 31, 2005, our order backlog was valued at EUR 1,434 million and included 95 systems with an ASP of EUR 15.1 million. As of December 31, 2004 the order backlog was valued at EUR 1,691 million, which included 131 systems with an ASP of EUR 12.9 million. The increase in ASP of 17 percent reflects the high content of leading edge technology in the backlog.
The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31	2003		2004		2005
(in millions)	EUR		EUR		EUR

Growth
Systems shipped – number	169		282		196
Systems shipped – value	1,279		2,175		2,228
Systems shipped – ASP	7.6		7.7		11.4
Systems backlog – number	124		131		95
Systems backlog – value	993		1,691		1,434
Systems backlog – ASP	8.0		12.9		15.1

Profitability
Net sales	1,543		2,465		2,529
Gross profit	369	23.9%	906	36.7%	974	38.5%
R&D1	287		331		324
SG&A	213		202		201
Restructuring	24		(6)
Operating income (loss)	(155)	(10.0%)	379	15.4%	449	17.8%
Net income (loss) [1]	(160)	(10.4%)	235	9.6%	311	12.3%

Liquidity
Cash and cash equivalents	1,028		1,228		1,905
Net cash[2]	185		425		1,037
Operating cash flow	545		251		711

[1]	ASML, Nikon Corporation and Carl Zeiss SMT AG have agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement had the following effects on ASML’s results for the twelve months ended December 31, 2004 (i) an increase of EUR 49 million in our Research and Development costs and consequently a decrease in operating income; (ii) a decrease of EUR 33 million in net income.

[2]	Net cash is calculated as the difference between cash and cash equivalents and convertible subordinated notes.
ASML financial performance
We strive to achieve an average operating income to sales of 15 percent over the industry’s business cycle with 5-10 percent at the downturn point and 20-25 percent at the upturn point. In 2005, we generated net sales of EUR 2,529 million and operating income of EUR 449 million or 17.8 percent of net sales. We believe these results were mainly driven by our strong market position in 2005 as well as our continuous investment in technology leadership and operational excellence.
Investment in technological leadership
ASML is the world’s leading provider of lithography equipment with a market share of 55-60 percent in 2005 based on net sales. ASML sustained global product leadership through its TWINSCAN platform, the industry’s only dual-stage wafer imaging system that allows exposure of one wafer while simultaneously measuring another wafer. In 2005, we shipped a total of 129 TWINSCAN systems, including 65 ArF systems.
We further accelerated our investment in technology leadership in 2005 through our next generation TWINSCAN systems based on immersion technology. Research and development expenses in 2005 were EUR 324 million, an increase of EUR 42 million compared to 2004 (excluding a charge of EUR 49 million in 2004 with respect to a cros—license agreement entered into between ASML and Nikon). We believe immersion technology will improve lithography system resolution by 30 percent and that this technology will result in more functionality and increased value per chip. The new ASML TWINSCAN XT:1700i system is a dual stage immersion scanner with the industry’s highest numerical aperture of 1.2 which is capable of volume chip production at a resolution of 45-nm node using a 193-nm wavelength light source. Additionally, the XT:1700i a throughput of 122 wafers per hour which is the highest wafer throughput currently available for this node.
Operational excellence
We continue to implement improvement programs aimed at a year-on-year cost of ownership reduction and cycle time reduction of our systems. The cycle time of our TWINSCAN systems has been reduced by more than 50 percent at the end of 2005 compared with the cycle time at its introduction in 2001.
We have also implemented several cost reduction and fixed to variable cost conversion programs in the past few years to further lower our break-even level, which is the minimum number of new lithography systems that have to be sold in a period to achieve positive net income in that period. We further lowered our break-even level to below 130 systems on an annual basis, depending upon our product mix, and are confident that with this break-even level we are well positioned to maintain profitability even in a period of industry downturn.
A. Operating Results
Critical accounting policies using significant estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, long-term service contracts, warranty and installation obligations, tangible assets, intangible assets, inventories, bad debt provisions, restructuring provisions, contingencies and litigation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. While we regularly evaluate our estimates and assumptions, actual results may differ from these estimates if these assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.
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
At the end of 2000, we departed from our standard revenue recognition policy in connection with the introduction of our TWINSCAN family of lithography systems. Although each TWINSCAN system successfully completed a Factory Acceptance Test prior to shipment, we considered the TWINSCAN to constitute “new” technology for which we did not have sufficient evidence to conclude that (i) installation at the customer site would occur consistently within a pre-determined time period comparable to our other systems; and (ii) upon installation, the system would perform within the specifications for which customer sign-off had been obtained in the pre-shipment Factory Acceptance Test. Consequently, we initially deferred all revenue with respect to each TWINSCAN system until installation and acceptance of the system at the customer’s premises had been completed. At December 31, 2001, this resulted in the deferral of revenue totaling EUR 138 million in respect of 13 TWINSCAN systems that had been shipped but for which installation had not yet been completed. All of this revenue was recognized during the succeeding year. By the end of 2002, however, we had successfully shipped and installed a total of 70 TWINSCAN systems, which provided us with sufficient evidence to conclude that installation of TWINSCAN systems would occur consistently within a predetermined time period and that the performance of these systems would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. As a result, at the end of 2002, we commenced recognizing revenues from TWINSCAN systems upon shipment. Therefore, no revenue was deferred pending installation of a TWINSCAN system (or any other ASML system).
In our annual report on Form 20-F for the year ended December 31, 2003, we disclosed that whether we would consider immersion as new technology or proven technology would depend on our progress in immersion lithography technology during 2004. During 2004 the engineering and design obstacles associated with immersion technology were overcome in rapid fashion through the development of “add-on” modules to existing models within ASML’s TWINSCAN family of systems. After the development of the immersion tool was completed, we determined that the addition of immersion features to its existing TWINSCAN systems did not constitute “new” technology, since it is a straightforward enhancement to existing technology.
We anticipate that, in connection with future introductions of new technology, we will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we could conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on our results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple elements, such as installation services and prepaid service contracts. For these arrangements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. The fair value of installation services provided to our customers is initially deferred and is recognized when the installation is completed. The deferred revenue balance from installation services amounted to approximately EUR 9.3 million at December 31, 2005. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the term of the contract. As of December 31, 2005, the deferred revenue balance on prepaid service contracts (including training) amounted to approximately EUR 109.8 million.
Warranty
We provide standard warranty coverage on our systems for 12 months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty expenses may exceed our estimates, which could lead to an increase in our cost of sales.
Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities

We evaluate our long-lived assets, including intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If an impairment test is warranted, we assess whether the undiscounted cash flows expected to be generated by our long-lived assets exceed their carrying value. If this assessment indicates that the long-lived assets are impaired, the assets are written down to their fair value. These assessments are based on our judgment, which includes the estimate of future cash flows from long-lived assets and the estimate of the fair value of an asset if it is impaired. In determining impairments of long-lived assets, we must make judgments and estimates to determine whether the cash flows generated by those assets are less than their carrying value. These estimates are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the outcome of the plans and estimates used may differ, and future adverse changes in market conditions, may require impairment of certain long-lived assets. During 2005, we recorded impairment charges of EUR 8.4 million relating to machinery and equipment as the carrying amounts of these assets were not recoverable, of which EUR 1.7 million is recorded in research and development expenses and EUR 6.7 million in cost of sales. In addition, during 2005, we recorded a charge of approximately EUR 1.9 million relating to the fact that we ceased using certain of our facilities in Tempe, United States. The facility exit charges included estimated future obligations for non-cancelable lease payments (net of estimated sublease income of EUR 1.4 million that could be reasonably obtained for these facilities).
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
Trade Receivables
A majority of ASML’s trade receivables are derived from sales to large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, ASML performs ongoing credit evaluations of its customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectibility of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. We take into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as a letter of credit or bank guarantee, before shipping systems to a customer that presents a credit risk. ASML has not incurred any material accounts receivable credit losses during the past three years. However, we sell a substantial number of systems to a limited number of customers. ASML’s three largest customers accounted for 49% of accounts receivable at December 31, 2005, compared to 38% at December 31, 2004. An unanticipated business failure of one of ASML’s main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect ASML’s results of operations and financial condition. See Note 19 to our consolidated financial statements.
Restructuring
ASML applies the criteria defined in Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” in order to determine when a liability for restructuring or exit costs should be recognized.
With respect to employee termination costs, we apply SFAS No. 146 (effective since January 1, 2003) in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. ASML applies SFAS No. 112 when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 provides that a liability for a cost associated with an exit or disposal activity that does not constitute an ongoing benefit arrangement shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is when a detailed exit or disposal plan exists, has been committed to by management and has been communicated to the employees. SFAS No. 112 provides that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 shall be recognized when the likelihood of future settlement is probable and can be reasonably estimated. As a result, whether an employee termination plan constitutes an ongoing benefit arrangement or not, and accordingly, whether SFAS No. 146 or SFAS No. 112 is applied, will affect the timing of recognition of employee termination costs, as well as the amounts recognized. In 2003, ASML announced workforce reductions of approximately 550 positions worldwide due to the continuing downturn in the semiconductor equipment industry. During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement. The amount of the provision was based upon severance arrangements agreed with our Works Council in the Netherlands for the previous workforce reductions announced in December 2002. ASML’s Board of Management and ASML’s Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the workforce reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, in 2004 we recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses.
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
Contingencies and litigation
As of December 31, 2003, 2004 and 2005, ASML was party to various legal proceedings generally incidental to its business, as disclosed in Note 14 to the consolidated statements. In connection with these proceedings and claims, ASML’s management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to its statement of operations in 2003, 2004 and 2005. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond ASML’s control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, ASML may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain. Such a decision occurred when ASML determined to enter into a cross-license agreement as an alternative to continuing its intellectual property dispute with Nikon. See Item 10.C. “Material Contracts” for a summary of the Nikon-ASML Cross License Agreement and the ASML/Zeiss Sublicense Agreement.
Income tax
We operate in various tax jurisdictions in the United States, Europe and Asia and must comply with the tax laws of each of these jurisdictions.
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
In 2005, we assessed our ability to realize our deferred tax assets resulting from net operating loss carry-forwards. The total amount of loss carry-forwards as of December 31, 2005 was EUR 370 million, which resides completely with ASML US Inc. We believe that it is more likely than not that all losses will be offset by future taxable income before the Company’s ability to utilize those losses expires. This analysis takes into account the Company’s projected future taxable income from operations, possible tax planning alternatives available to the Company, and a realignment of group assets that the Company effected during the period 2001 through 2003 that included the transfer of certain tangible and intangible assets of ASML US Inc. to ASML Netherlands B.V. The value of the assets transferred is expected to result in additional income to ASML US, Inc., which we believe will, more likely than not, be sufficient to absorb the net operating losses that ASML US Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 ASML requested a bilateral advance pricing agreement (“APA”) from the U.S. and Netherlands tax authorities. Since December 2002, management has held numerous meetings with representatives of those authorities. The most recent meeting with the U.S. and Netherlands tax authorities took place in December 2005. Based on these meetings, and feedback from both these authorities, ASML is confident that ASML’s APA request will be successful. The specific timing for completion of the APA remains in the control of those tax authorities. See Note 15 to our consolidated financial statements.
Business strategy
Our business strategy is to provide superior value of ownership for our customers while ASML achieves top financial performance. We implement this strategy through customer focus, technology leadership and operational excellence.
Customer focus
We satisfy different types of chipmakers by customizing our products to provide premium value for all market segments, including memory, foundries or made-to-order chip contractors, and integrated device manufacturers.
Of the top-20 chipmakers worldwide, in terms of semiconductor capital expenditure, 17 are customers of ASML. We plan to solidify our position in this segment through superior execution. We also have a significant market share of customers below the top-20, and we strive for continued growth in this segment.
Japan has historically been dominated by our competitors. In 2005, we continued our long term market development strategy in Japan, and we now have 6 customers.
Technology leadership
Our product range for steppers and advanced Step & Scan systems spans all the industry’s current wavelengths for both 200- and 300-millimeter wafers.
Since 2000, we offer the industry’s only dual-stage wafer imaging platform – called TWINSCAN – which allows exposure of one wafer while simultaneously measuring another wafer. Customers have embraced our technology platform and, in 2005, we installed our 300th TWINSCAN system.
In 2005, we introduced the industry’s highest numerical aperture (NA of 0.93) dry and wet family of tools, the XT:1400. We also announced the first immersion system for volume production at 45-nm circuit line width, the TWINSCAN XT:1700i, a 193-nm wavelength system expected to be ready for volume production in the second quarter of 2006. The NA of the new system increased from 0.93 to 1.20. A higher NA number corresponds with a higher resolution which facilitates shrinking circuit line widths further on silicon wafers.
ASML believes that EUV technology represents a multi-generation lithography solution. We are preparing the first two EUV alpha demo tools. They are expected to be shipped in 2006.
For a market and technology overview and further information about ASML products, see Item 4.B. “Business Overview.”
Operational excellence
We strive to continue our business success based on our technology leadership by continuing to improve our operational excellence, including reduction in lead time while improving our cost competitiveness.
Our strategy includes outsourcing the majority of components and subassemblies that make up our lithography products. We work in partnership with suppliers, jointly operating a strategy known as value sourcing, based on quality, logistics, technology and total cost. Through value sourcing, we strive to attain flexibility and cost savings from our suppliers thanks to mutual commitment, shared risk and reward. Value sourcing also allows the necessary flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.
We strive to continuously improve efficiency in our own fixed and variable costs, and to strengthen our capability to generate cash. We seek to improve efficiency by continuously reducing cost of goods and increasing manufacturing efficiency as well as by redesigning for cost efficiency and constantly reducing cycle time.

Financial criteria for ASML
We measure ourselves on financial key performance criteria based on growth, profitability and liquidity (see “Executive Summary — Key Performance Indicators”).
Results of Operations
The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors.”
Our decision in December 2002 to sell our Thermal business and to terminate our Track equipment business has resulted in separate disclosure for continuing and discontinued operations for the three years ended December 31, 2005.
Set forth below are our consolidated statements of operations from continuing operations data for the three years ended December 31, 2005, expressed as a percentage of total net sales:

Year ended December 31	2003	2004	2005

Total net sales	100.0%	100.0%	100.0%
Cost of sales	76.1 [1]	63.3 [2]	61.5
Gross profit on sales	23.9	36.7	38.5
Research and development costs	19.8	14.3	13.8
Research and development credits	(1.2)	(0.9)	(1.0)
Selling, general and administrative costs	13.8	8.2	8.0
Restructuring and merger and acquisition related charges	1.6	(0.2)	0.0
Operating income (loss)	(10.0)	15.4	17.8
Interest expense, net	1.9	0.7	0.6
Income (loss) from continuing operations before income taxes	(11.9)	14.7	17.2
(Provision for) Benefit from income taxes	(3.9)	5.2	4.9
Income (loss) from continuing operations	(8.1)	9.6	12.3

[1]	Includes restructuring charges of EUR 5 million.

[2]	Includes reversal of restructuring charges of EUR 3 million.
Results of operations from continuing operations 2005 compared with 2004
Consolidated sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2005 and 2004. We have made reclassifications to prior periods to conform with current year presentation of net system sales and net services and field option sales. In prior year’s annual report, field option sales were presented under net product sales.

		2004			2005
	First	Second	Full	First	Second	Full
Year ended December 31	half year	half year	year	half year	half year	year

Net sales (EUR million)	1,070	1,395	2,465	1,448	1,081	2,529
Net system sales (EUR million)	933	1,242	2,175	1,313	915	2,228
Net service and field option sales (EUR million)	137	153	290	135	166	301
Total systems recognized	130	152	282	110	86	196
Total new systems recognized	99	117	216	94	62	156
Total used systems recognized	31	35	66	16	24	40
Gross profit on sales (% of sales)	34.2	38.7	36.7	39.6	37.1	38.5
ASP for systems (EUR million)	7.2	8.2	7.7	11.9	10.6	11.4
ASP for new systems (EUR million)	8.7	9.8	9.3	13.5	13.6	13.5
ASP for used systems (EUR million)	2.3	2.9	2.6	2.8	2.9	2.9
Consolidated net sales increased by 2.6 percent from EUR 2,465 million in 2004 to EUR 2,529 million in 2005. Net system sales increased by 2.4 percent from EUR 2,175 million in 2004 to EUR 2,228 million in 2005. Net service and field option sales increased by 3.8 percent from EUR 290 million to EUR 301 million in 2005. The 2.4 percent increase in net system sales was mainly driven by an increase in ASP partially offset by a decrease in the number of systems.
The ASP of systems recognized in net system sales increased by 48.1 percent from EUR 7.7 million in 2004 to EUR 11.4 million in 2005. This increase in ASP was mainly driven by an increased share of 300-mm ArF TWINSCAN systems with higher ASPs and a decreased share of 200-mm KrF systems, reflecting a shift in market demand from manufacturing capacity in 2004 to leading edge technology in 2005. The number of systems recognized in net system sales decreased from 282 systems in 2004 (216 new systems and 66 used systems) to 196 systems in 2005 (156 new systems and 40 used systems). The decrease in the number of systems shipped in 2005 reflected the large number of 200 mm systems shipped in 2004 that increased our customers’ manufacturing capacity and were not yet fully utilized. Demand in 2005 was mainly driven by leading edge technology.
At December 31, 2005, ASML had no deferred revenue from shipments of new technology. During 2005, no revenue from new technology was recorded that had been previously deferred.
From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2005 decreased to 40 from 66 in 2004. This decrease was driven by lower utilization of the lithography equipment in 2005 compared to 2004 which lowered to demand for capacity. The ASP for used systems increased from EUR 2.6 million in 2004 to EUR 2.9 million in 2005, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family, including scanner systems.
Service sales showed a 3.8 percent increase from EUR 290 million in 2004 to EUR 301 million in 2005. This increase was mainly due to an increase in option sales to customers to enhance system performance.
Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, 17 are customers of ASML. In 2005, sales to one customer accounted for EUR 609 million, or 24 percent of net sales. In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales.
Gross profit as a percentage of sales increased from 36.7 percent in 2004 to 38.5 percent in 2005. The increased gross profit was mainly driven by increased ASPs (2.4 percent positive impact on gross profit) and decreased cost of goods (1.6 percent positive impact on gross profit) reflecting the results of our continuous cost of goods reduction program. This increase in gross profit was offset by the change in 2005 product mix (2.0 percent negative impact on gross profit). Furthermore lower charges for obsolete inventory (0.5 percent positive impact on gross profit) and lower cost of freight (0.4 percent positive impact on gross profit) offset by negative currency results (1.1 percent negative impact on gross profit) also contributed to the increase in gross margin.
We started 2005 with an order backlog of 131 systems (119 new and 12 used). In 2005, we booked orders for 178 systems and received order cancellations or push-outs beyond 12 months of 18 systems and recognized sales for 196 systems. This resulted in an order backlog of 95 systems (86 new and 9 used) as of December 31, 2005. The total value of our backlog as of December 31, 2005 amounted to EUR 1.4 billion, compared with a backlog of approximately EUR 1.7 billion as of December 31, 2004. See also Item 5.D. “Trend Information”.
Research and development
Research and development costs decreased from EUR 353 million in 2004 to EUR 348 million in 2005. This decrease in research and development costs is primarily due to a charge in 2004 of EUR 49 million with respect to a cross-license agreement entered into with Nikon (see Note 8 to our consolidated financial statements for more information). Excluding this one-time charge in 2004 there was an increase in research and development spending in 2005 of 15 percent to further accelerate our investment in technology leadership. Main investments in research and development relate to the newest versions of our high resolution TWINSCAN systems and our next generation TWINSCAN systems based on immersion and EUV.
Research and development credits increased from EUR 22 million in 2004 to EUR 24 million in 2005 due to an increased volume of research and development projects that qualified for credits under governmental funding programs.
Selling, general and administrative costs
Selling, general and administrative costs remained stable on a level of approximately EUR 201 million for both 2004 and 2005. Selling, general and administrative costs as a percentage of net sales decreased from 8.2 percent in 2004 to 8.0 percent in 2005, primarily due to higher net sales.
Restructuring costs (credits)

Restructuring credits of EUR 6 million in 2004 are adjustments on the 2003 plans as described under “Results of operations from continuing operations 2004 compared with 2003”. In 2005 we did not record any restructuring expenses.
Net interest expense
Net interest expense decreased from EUR 16 million in 2004 to EUR 14 million in 2005 due to an increase in interest income, partially offset by an increase in interest expense. Our interest income relates primarily to interest earned on our cash and cash equivalents, which had higher balances in 2005 as a result of an increase in cash flows from operations. Our interest expense relates primarily to our convertible subordinated notes.
Income taxes
Income taxes represented 28.4 percent of income before taxes in 2005, compared to 35.1 percent in 2004. The decrease in income taxes in 2005 is mainly related to a tax rate reduction in the Netherlands..
Results of operations from continuing operations 2004 compared with 2003
Consolidated sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2004 and 2003. We have made reclassifications to prior periods to conform with current year presentation of net system sales and net services and field option sales. In prior year’s annual report, field option sales were presented under net product sales.

		2003			2004
	First	Second	Full	First	Second	Full
Year ended December 31	half year	half year	year	half year	half year	year

Net sales (EUR million)	647	896	1,543	1,070	1,395	2,465
Net system sales (EUR million)	515	764	1,279	933	1,242	2,175
Net service and field option sales (EUR million)	132	131	263	137	153	290
Total systems recognized	74	95	169	130	152	282
Total new systems recognized	55	71	126	99	117	216
Total used systems recognized	19	24	43	31	35	66
Gross profit on sales (% of sales)	19.4	27.2	23.9	34.2	38.7	36.7
ASP for systems (EUR million)	7.0	8.0	7.6	7.2	8.2	7.7
ASP for new systems (EUR million)	8.7	10.0	9.5	8.7	9.8	9.3
ASP for used systems (EUR million)	1.8	2.2	2.0	2.3	2.9	2.6
Consolidated net sales increased by approximately 59.8 percent from 2003 to 2004 with net system sales increasing by approximately 70.1 percent over that period, primarily due to an increased number of systems recognized.
The number of new systems recognized in net sales increased from 126 units in 2003 to 216 units in 2004 due to an increase in equipment demand by the semiconductor industry in 2004 after three consecutive years of downturn in the global semiconductor industry. The year-on-year increase in the number of new systems recognized mainly related to an increase in sales of our 193-nm ArF and 248-nm KrF systems for 300 millimeter wafer processing and 365-nm i-line for 200 millimeter wafer processing.
The ASP for new systems decreased by approximately 2.1 percent reflecting an increased share of i-line lithography systems for 200 millimeter wafer processing with lower ASPs, which was partially offset by an increased share of KrF lithography systems for 300 millimeter wafer processing with higher ASPs. Furthermore, we experienced higher second half 2004 and 2003 ASPs as a consequence of the sales mix during those periods reflecting an increasing portion of sales of our more advanced systems.
At December 31, 2004 and 2003, ASML had no deferred revenue from new technology. During 2004 and 2003, no revenue from new technology was recorded that had been previously deferred.
The number of used systems sold increased from 43 units in 2003 to 66 in 2004. This increase was driven by high utilization of the lithography equipment, which drove our customers to seek opportunities to expand production capacity in their existing production facilities. The increase in demand for used systems was also related to a change in product mix, which was driven by specific demand in application areas that required less critical resolution capabilities. The ASP for used systems increased by approximately 30.0 percent, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family, including scanner systems.

Net service and field option sales increased 10.3 percent from EUR 263 million in 2003 to EUR 290 million in 2004. This increase was mainly due to new contract sales with major customers and relocation of systems in the United States, partially offset by a decline in the exchange rate of the U.S. dollars versus the euro during 2004.
In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales. In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales.
Gross profit as a percentage of net sales in 2004 increased to 36.7 percent from 23.9 percent in 2003. The gross profit on new systems increased from 21.7 percent to 36.2 percent mainly due to lower cost of sales reflecting the results from our cost of goods reduction programs (approximately 6.0 percent positive impact on our gross profit) and improved ASPs (approximately 0.8 percent positive impact on our gross profit). This increase in gross profit was offset by the 2004 product mix (approximately 1.2 percent negative impact on our gross profit). Furthermore, improved utilization of our production facilities positively impacted our gross margin by 6.5 percent, caused by higher sales. Finally, lower costs for obsolete inventory (1.2 percent) and positive currency results (1.2 percent) contributed to the increase in gross margins.
Lithography order backlog
We started 2004 with an order backlog of 124 systems (103 new and 21 used), and received orders for delivery of 318 systems during the year. In 2004, we recorded 282 system sales and 29 order cancellations or push-outs beyond 12 months, resulting in an order backlog of 131 systems (119 new and 12 used) as of December 31, 2004. The total value of the backlog as of December 31, 2004 amounted to EUR 1.7 billion, compared with a backlog of approximately EUR 993 million as of December 31, 2003.
Research and development
Research and development costs increased from EUR 306 million in 2003 to EUR 353 million in 2004 primarily due to a charge of EUR 49 million with respect to a cross-license agreement entered into between ASML and Nikon (see Note 8 to our consolidated financial statements).
The level of research and development expenditures in 2003 and 2004 reflected our continuing effort to introduce several leading edge lithography products for 193-nm applications and the newest versions of the TWINSCAN platform, combined with continued investments in 248 nanometer high numerical aperture (NA) program, immersion and EUV.
Research and development credits increased from EUR 19 million in 2003 to EUR 22 million in 2004 due to an increased volume of research and development projects that qualified for credits.
Selling, general and administrative costs
Selling, general and administrative costs decreased by 5.2 percent from EUR 213 million in 2003 to EUR 202 million in 2004, mainly due to a continuing increased focus on reducing costs and decreased legal fees associated with patent infringement cases, which were partially offset by increased IT costs and consultancy fees with respect to implementing provisions of Section 404 of the U.S. Sarbanes-Oxley Act of 2002. Selling, general and administrative costs as a percentage of net sales decreased from 13.8 percent in 2003 to 8.2 percent in 2004, primarily due to an increase in net sales.
Restructuring costs (credits)
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
The worldwide slowdown in the semiconductor industry continued into 2003 and, on July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority was planned for the Netherlands. During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement, of which EUR 3.9 million was included in cost of sales and EUR 11.4 million was included in restructuring costs. The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the previous workforce reductions announced in December 2002. The estimated initial annual cost savings were EUR 47 million. ASML’s Board of Management and ASML’s Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, we recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. We made payments associated with these workforce reductions in 2004 of EUR 2.5 million and our initially anticipated cost savings were reduced to approximately EUR 24 million.
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
Net interest expense
Net interest expense decreased from EUR 29 million in 2003 to EUR 16 million in 2004 due to an increase in interest income and a decrease in interest expense. Our interest income related primarily to interest earned on our cash and cash equivalents. Interest income increased compared with 2003, primarily due to higher cash and cash equivalent balances throughout the year, as a result of an increase in cash flows from operations. Our interest expense related primarily to our convertible notes. Our interest expense decreased in 2004 compared with 2003, primarily due to repurchases and the redemption of our US$ 520 million 4.25 percent Convertible Subordinated Notes during the second half of 2003, partially offset by the issuance in May 2003 of EUR 380 million 5.50% Convertible Subordinated Notes due 2010.
Income taxes
A corporate income tax rate reduction in the Netherlands was enacted in the fourth quarter of 2004. As a consequence, ASML had to re-measure the valuation of its tax assets and liabilities accordingly. This re-measurement led to a one-time tax charge of approximately EUR 15 million. Income taxes represented 35.1 percent of income before taxes in 2004, compared to 32.4 percent in 2003. See Note 15 to our consolidated financial statements.
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
In October 2003, we completed the sale of our Thermal business to a privately held company formed by VantagePoint Venture Partners. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. The exit costs of EUR 2 million, net of tax, were recorded in 2003 as impairment charges on a building previously used in our Track operations.

Foreign Exchange Management
See Item 3.D. “Risk Factors, Fluctuations in Foreign Exchange Rates Could Harm our Results of Operations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 4 to our consolidated financial statements.
New U.S. GAAP Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123(R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in our consolidated statement of operations. In January 2005, the SEC issued Staff Accounting Bulletin No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). In April 2005, the SEC extended the compliance requirement date of SFAS No. 123(R), with the result that this requirement will be effective for ASML beginning with the first fiscal quarter of 2006. We expect that the adoption of SFAS No. 123(R) will have a material impact on our results of operations. Uncertainties, however, including our future stock-based compensation strategy, stock price volatility, selection of stock option-pricing model, estimated forfeitures and employee stock option exercise behavior, make it difficult to determine whether the stock-based compensation expense that we will incur in future periods will be similar to the SFAS No. 123 pro forma expense disclosed in Note 1 to the consolidated financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 establishes retrospective application, or application as of the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
In June 2005, the FASB issued a FASB Staff Position (FSP) interpreting FASB Statement 143, “Accounting for Asset Retirement Obligations,” specifically FSP 143-1, “Accounting for Electronic Equipment Waste Obligations” (FSP 143-1). FSP 143-1 addresses the accounting for obligations associated with Directive 2002/96/EC, Waste Electrical and Electronic Equipment, which was adopted by the European Union (EU). The FSP provides guidance on how to account for the effects of the Directive but only with respect to historical waste associated with products placed on the market on or before August 13, 2005. FSP 143-1 is effective the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable EU-member country. The adoption of FSP 143-1 did not have a material impact on our consolidated financial statements.
In June 2005, the EITF reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (EITF No. 05-06). EITF No. 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease (collectively referred to as subsequently acquired leasehold improvements). EITF No. 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements’ useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF No. 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. ASML does not believe that the adoption of EITF No. 05-06 will have a material impact on its consolidated results of operations.
B. Liquidity and Capital Resources
The following discussion and analysis of financial condition should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors.”
Our balance of cash and cash equivalents amounted to EUR 1,228 million and EUR 1,905 million as of December 31, 2004 and 2005, respectively. Net cash flows provided by operating activities were EUR 251 million and EUR 711 million in 2004 and 2005, respectively. Cash provided by operating activities in 2005 was primarily derived from our net income. As we have deferred tax assets resulting from net operating losses carried forward, the tax charge of EUR 124 million reflected in 2005 net income resulted in a cash outflow of only EUR 15 million for corporate income taxes, leaving a cash inflow from net income of the year of approximately EUR 420 million in 2005. Net cash flows provided by operating activities reflected EUR 99 million of depreciation, amortization and impairment charges and EUR 203 million of changes in assets and liabilities. The cash flow from changes in assets and liabilities in 2005 is mainly derived from EUR 203 million in accounts receivable collections.
Net cash used in investing activities was EUR 60 million in 2004 and EUR 61 million in 2005. The 2004 and 2005 figures mainly related to expenditures in information technology investments and machinery and equipment.
Net cash provided by financing activities was EUR 3 million in 2005 compared to EUR 19 million in 2004. In 2005, proceeds from financing activities mainly reflect EUR 16 million in proceeds from the exercise of stock options offset by EUR 13 million in repayments of long term debts, mainly relating to 2 yen-denominated loans which ASML assumed in connection with its merger with SVG in 1999 (see Note 11 to the consolidated financial statements).
Our principal sources of liquidity consist of EUR 1,905 million of cash and cash equivalents as of December 31, 2005, and EUR 400 million of available credit facilities as of December 31, 2005, and cash flows from operations. For further details of our credit facilities, see Note 11 to our consolidated financial statements. In addition to cash and available credit facilities, we may from time to time raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others which relate to the uncertainties of global economies and the semiconductor and the semiconductor equipment industries. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances, will be sufficient to satisfy our liquidity requirements for the next 12 months. We expect to steadily improve our cash conversion cycle during 2006, although cash generation will reduce in the first half of 2006 because the company intends to employ additional cash to finance expected growth, prepare the industry’s first two EUV tools for delivery, and make payments for prior year tax liabilities. We expect in 2006 an increase in cash outflow with respect to income taxes as the amounts of loss carry-forwards in the Netherlands and Asia have fully been utilized at the end of 2005. We expect capital expenditures in 2006 to range between EUR 80 million and EUR 100 million. In addition, at December 31, 2005 we have operating lease commitments of approximately EUR 214 million and certain open inventory purchase commitments of approximately EUR 676 million with our suppliers to ensure a smooth and continuous supply chain for key components. Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, in addition to amounts already paid, ASML is obligated to make additional payments to Nikon of US $9 million (approximately EUR 8 million) in each of the years 2006 and 2007. See Item 4.B. – “Business Overview – Patent Litigation with Nikon.”
In 2006, we have repayment obligations, amounting to US$ 575 million, on our 5.75 percent Convertible Subordinated Notes due 2006, issued in October 2001, assuming no conversions occur. These notes are convertible into 30,814,576 ordinary shares at a conversion price of US$ 18.66 (EUR 15.82) per share at any time prior to maturity. Since October 22, 2004, the notes have been redeemable at the option of ASML, in whole or in part, at 100 percent of their principal amount, together with accrued interest, provided that our shares close above 130 percent of the conversion price for twenty trading days out of a 30-day period. None of the notes were converted into ordinary shares during 2005. We have additional repayment obligations in 2010, amounting to EUR 380 million, on our 5.50 percent Convertible Subordinated Notes due 2010 issued in May 2003, assuming no conversions occur. These notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. We currently intend to fund our future repayment obligations under our convertible notes primarily with cash on hand and cash generated through operations. A description of our convertible notes, lines of credit and borrowing arrangements is provided in Note 11 to our consolidated financial statements. See also Item 3.D. “Risk Factors.”
As of December 31, 2005, ASML has achieved its strategic target level of EUR 1 billion in net cash, which is comprised of total cash and cash equivalents minus convertible subordinated bonds. ASML will therefore prepare for a potential share buy back program to be executed, subject to whether the company decides during 2006 to make significant investments.

Our contractual obligations and commercial commitments are disclosed in further detail in Item 5.F. “Tabular Disclosure of Contractual Obligations” and Note 12 to our consolidated financial statements.
See Notes 4 and 11 to our consolidated financial statements for discussion of our funding, treasury policies and currencies in which cash and cash equivalents are held and convertible notes and other borrowing arrangements.
C. Research and Development, Patents and Licenses
Research and Development
See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results.”
Intellectual Property Matters
See Item 3.D. “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property.”
D. Trend Information
The year 2005 showed similar sales levels compared to 2004, however ASPs are higher and the number of systems shipped lower in 2005 due to a change in nature of market demand from capacity driven in 2004 to technology driven in 2005.
We have accumulated a strong backlog for deliveries in the first half of 2006: our unit backlog is smaller than that of December 2004 but the ASP is significantly higher, as a result of a higher proportion of 300 millimeter TWINSCAN advanced systems in backlog. The order backlog as of December 31, 2005 comprises 95 lithography systems with an ASP of EUR 15.1 million. The company expects to ship 48 systems in the first quarter of 2006 with an ASP of EUR 14.1 million for new systems and an ASP for all systems of EUR 12.0 million; however, given market momentum, short-term demand for a few additional system shipments in the first quarter of 2006 may materialize. The company expects a gross margin in the first quarter of 2006 ranging from 38 to 39 percent. However, we remain cautious in our forecast as customer order push-outs are always possible, if overall semiconductor demand were not to materialize as expected.
The following table sets forth our backlog of systems as of December 31, 2004 and 2005.

As of December 31	2004	2005

Backlog sales of new systems (units)	119	86
Backlog sales of used systems (units)	12	9
Backlog sales of total systems (units)	131	95
Value of backlog new systems (EUR million)	1,664	1,411
Value of backlog used systems (EUR million)	27	23
Value of backlog of total systems (EUR million)	1,691	1,434
ASP for new systems (EUR million)	14.0	16.4
ASP for used systems (EUR million)	2.2	2.6
ASP for total systems (EUR million)	12.9	15.1
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
In view of current order demand for ASML immersion tools, the company is preparing for a number of shipments in 2006 which could exceed the range of 20 to 25 immersion systems.
We expect research and development costs (net of credit) will increase to EUR 85 million in the first quarter of 2006. When annualized, expected first quarter 2006 research and development costs represent a spending level of EUR 340 million for 2006, net of credits, an increased research and development investment intended to strengthen ASML’s technology leadership and expand lithography growth.
ASML expects selling, general and administrative expenses in the first quarter of 2006 to be EUR 51 million.
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

Variable Interest Entities
In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities.” Under FIN 46R, an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.
In 2003, ASML moved to its current Veldhoven headquarters. We lease these headquarters for a period of 15 years from an entity (the “lessor”) that was incorporated by a syndicate of three banks (“shareholders”) solely for the purpose of leasing this building. The shareholders equity in the lessor amounts to EUR 1.9 million. Furthermore the shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million to the lessor. ASML provided the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR 24.5 million, or during the lease at the book value of the assets. The total assets of the lessor entity amounted to approximately EUR 54 million at inception of the lease.
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
ASML determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other variable interest holders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary.
ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.
Purchase Obligations
We enter into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in our financial statements. As of December 31, 2005, we had purchase commitments for a total amount of approximately EUR 676 million, reflecting our backlog level at the end of 2005. In our negotiations with suppliers we continuously seek to align our purchase commitments with our business objectives. See also Item 5.F. “Tabular Disclosure of Contractual Obligations.”
Other Off-Balance Sheet Arrangements
We have certain additional commitments and contingencies that are not recorded on our balance sheet but may result in future cash requirements. In addition to operating lease commitments and purchase obligations, these off-balance sheet arrangements consist of product warranties.
From time to time we provide guarantees to third parties in connection with transactions entered into by our subsidiaries in the ordinary course of business.
F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2005 can be summarized as follows:

	Total	Less than	1-3	3-5	After 5
		1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Long Term Debt, including interest expense[1]	1,003,796	537,764	43,101	422,851	80
Operating Lease Obligations	213,878	33,032	53,657	39,707	87,482
Purchase Obligations	676,007	672,424	3,583	0	0
Other Liabilities[2]	18,341	7,630	10,711	0	0

Total Contractual Obligations	1,912,022	1,250,850	111,052	462,558	87,562

[1]	We refer to Note 11 to the consolidated financial statements for the amounts excluding interest expense.

[2]	Other liabilities relate mainly to the additional payments to Nikon due in 2006 and 2007 with respect to a cross-license of patents related to lithography equipment. See Item 10.C. “Material Contracts for a summary of the Nikon-ASML Cross License Agreement and the ASML/Zeiss Sublicense Agreement.”
Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2005 as follows:

	Total	Less than	1-3	3-5	After 5
		1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Purchase options	61,363	0	3,358	2,269	55,736
G. Safe Harbor
See “Special Note regarding Forward-Looking Statements.”
Item 6
Directors, Senior Management and Employees
A. Directors and Senior Management
The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Date of Birth	Term Expires

Henk Bodt[1,2,3]	Chairman of the Supervisory Board	April 30, 1938	2007
Jan A. Dekker[1,4]	Member of the Supervisory Board	May 10, 1939	2006
Peter H. Grassmann[4]	Member of the Supervisory Board	November 21, 1939	2006
Jos W.B. Westerburgen [2,3]	Member of the Supervisory Board	June 24, 1942	2009

Fritz W. Fröhlich[1]	Member of the Supervisory Board	March 19, 1942	2008
Arthur P.M. van der Poel[3,4]	Member of the Supervisory Board	November 1, 1948	2008
Ieke C.J. van den Burg[2]	Member of the Supervisory Board	March 6, 1952	2009
OB Bilous[4]	Member of the Supervisory Board	November 7, 1938	2009

Eric Meurice	President and Chief Executive Officer and	July 30, 1956	2008
	Chairman and Member of the Board of
	Management
Peter T.F.M. Wennink	Executive Vice President, Chief Financial	May 30, 1957	N/A	[5]
	Officer and Member of the Board of
	Management
Martin A. van den Brink	Executive Vice President Marketing	May 21, 1957	N/A	[5]
	& Technology and Member of the Board
	of Management
David P. Chavoustie	Executive Vice President Sales and	May 7, 1943	N/A	[5,6]
	Member of the Board of Management
Klaus P. Fuchs	Executive Vice President Operations and	December 30, 1958	2010	[7]
	Member of the Board of Management

[1]	Member of the Audit Committee

[2]	Member of the Remuneration Committee

[3]	Member of the Selection and Nomination Committee

[4]	Member of the Technology & Strategy Committee

[5]	There are no specified terms for members of the Board of Management appointed prior to March 2004

[6]	Mr. Chavoustie retired from his position on the Board of Management, effective December 31, 2005

[7]	Mr. Fuchs’ appointment to ASML’s Board of Management is subject to notification of the General Meeting of Shareholders, scheduled on March 23, 2006
Effective March 24, 2005, Mr. Attardo retired by rotation from the Supervisory Board. On that same date, Mr. Westerburgen, was reappointed as member of the Supervisory Board and Mr. Bilous –as successor of Mr. Attardo- and Ms. Van den Burg –who was appointed as a result of the strengthened right of recommendation of the Works Council of ASML Netherlands B.V. (see Item 6 C)- were appointed as new members of the Supervisory Board. Effective January 3, 2005, Mr. McIntosh retired as Executive Vice President Operations and member of the Board of Management.
Mr. Dekker and Mr. Grassmann will retire by rotation on March 23, 2006.

The Works Council of ASML Netherlands B.V. has the strengthened right to make a recommendation for one member of the Supervisory Board, to be appointed by the General Meeting of Shareholders in 2006. As a result hereof, as from 2006, two members of our Supervisory Board will have been appointed as a result of the strengthened right of recommendation of the Works Council of ASML Netherlands B.V.
In October 2005, Mr. Chavoustie confirmed to the Supervisory Board that he plans to retire from his position on the Board of Management, effective December 31, 2005.
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
Jan A. Dekker
Mr. Dekker has served on our Supervisory Board since 1997. Mr. Dekker is a former Chief Executive Officer of TNO from which he retired in November 2003. He currently serves on the Supervisory Boards of Koninklijke BAM Group N.V. and Syntens and he is also President of the Royal Institute of Engineers (KIVI NIRIA).
Peter H. Grassmann
Mr. Grassmann has served on our Supervisory Board since 1996. Mr. Grassmann is a former President and Chief Executive Officer of Zeiss and a former Executive Vice-President of Siemens AG, from which positions he retired in 2000. He currently serves on the Supervisory Boards of Gambro B.V. and the Medical University of Innsbruck.
Jos W.B. Westerburgen
Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever. Mr. Westerburgen currently serves as a member of the Supervisory Board of Rodamco Europe N.V. and is also Vice-Chairman of the Board of the Association Aegon.
Fritz W. Fröhlich
Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Board of Randstad Holding N.V. and serves as a member of the Supervisory Board of the following companies: Allianz Nederland N.V.; Draka Holding N.V.; Gamma Holding N.V. and Kempen & Co N.V.
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
Ieke C.J. van den Burg
Ms. Van den Burg was appointed to our Supervisory Board in March 2005. She is a former member of the Dutch Social and Economic Council and of the EU Economic and Social Committee. Ms. Van den Burg also held various positions in Dutch and international trade union and labor organizations. Ms. Van den Burg has been a member of the European Parliament (“EP”) since 1999 and has served on the EP’s Committee on Economic and Monetary Affairs since 1999 and on the Committee on the Internal Market and Customer Protection since 2004.
OB Bilous
Mr. Bilous was appointed to our Supervisory Board in March 2005. From 1960 until 2000 Mr. Bilous held various management positions at IBM, including General Manager and VP Worldwide Manufacturing of IBM’s Microelectronics Division. He also served on the Boards of SMST, ALTIS Semiconductor and Dominion Semiconductor. Mr. Bilous currently serves as Chairman of the Board of Directors of International Sematech and as Board member of Nantero, Inc.
Eric Meurice
Mr. Meurice joined ASML on October 1, 2004 as President, Chief Executive Officer and Chairman of the Board of Management. Prior to joining ASML, and since March 2001, he was Executive Vice President — Thomson Television Worldwide. Between 1995 and 2001,

Mr. Meurice served as Vice President for Dell Computer, where he ran the Western, Eastern Europe and Dell’s Emerging Markets business within EMEA. Before 1995, he gained extensive technology experience in the semiconductor industry at ITT Semiconductors Group and Intel Corporation, in the micro-controller group.
Peter T.F.M. Wennink
Mr. Wennink was appointed as Executive Vice President and Chief Financial Officer of ASML in 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Netherlands Institute of Registered Accountants. Mr. Wennink is currently a member of the Supervisory Board of Bank Insinger de Beaufort N.V.
Martin A. van den Brink
Mr. Van den Brink was appointed as Executive Vice President Marketing & Technology in 1999. Before that, he served as Vice President Technology since 1995. Mr. Van den Brink was appointed as a member of our Board of Management in July 1999.
David P. Chavoustie
Mr. Chavoustie has served as Executive Vice President Sales since 1998. He was appointed as a member of our Board of Management in April 2000 and retired on December 31, 2005. Before then, he served as Vice President Worldwide Sales of Vantis Corporation and as Vice President/General Manager of the Embedded Processes Division of Advanced Micro Devices. Mr. Chavoustie currently also serves on the Board of Directors of Three-Five Systems, Inc. and Brillian Corporation.
Klaus P. Fuchs
Mr. Fuchs’ appointment to our Board of Management will be effective as per the notification of the General Meeting of Shareholders, scheduled on March 23, 2006. Mr. Fuchs will be responsible for the Company’s worldwide operations. Since 2003, Mr. Fuchs has served as Vice President of Linde AG in Wiesbaden, Germany where he was responsible for strategic direction and operations of its industrial sector. Before that he was technical director and member of the executive board at TRW Aerospace and he also gained experience at Daimler Benz Aerospace as Vice President of electronic systems.
B. Compensation
For details on compensation paid to or accrued for members of the Board of Management and members of the Supervisory Board, see Note 17 to our consolidated financial statements.
For details on options granted to, and pension benefits of, the members of the Board of Management, see Note 17 to our consolidated financial statements.
Bonus and Profit-sharing plans
For details on our bonus and profit sharing plans for our employees, see Note 13 to our consolidated financial statements.
Pension plans
For details on our pension plans for our employees, see Note 13 to our consolidated financial statements.
C. Board Practices
Board Practices
General
We endorse the importance of good corporate governance, in which independent oversight, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management, the Supervisory Board, our employees and the shareholders.
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

Two-tier structure
ASML is incorporated under Netherlands law and has a two-tier board structure. Responsibility for the management of ASML lies with the Board of Management. Independent, non-executive members serve on the Supervisory Board, which supervises and advises the members of the Board of Management in performing their management tasks. The Board of Management has the duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval. The supervision of the Board of Management by the Supervisory Board includes (i) achievement of ASML’s objectives, (ii) corporate strategy and management of risks inherent to ASML’s business activities, (iii) the structure and operation of internal risk management and control systems, (iv) the financial reporting process and (v) compliance with applicable legislation and regulations.
Supervisory Board members are prohibited from serving as officers or employees of ASML, and members of the Board of Management cannot serve on the Supervisory Board.
Board of Management
The Board of Management consists of at least two members or such larger number of members as determined by the meeting of holders of priority shares in consultation with the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board must notify the General Meeting of Shareholders of the intended appointment of a member of the Board of Management. As a result of our compliance with the Netherlands Corporate Governance Code, members of the Board of Management that are appointed in 2004 or later shall be appointed for a maximum period of four years, but may be re-appointed. Members of the Board of Management serve until the end of the term of their appointment, voluntary retirement, or suspension or dismissal by the Supervisory Board. In the case of dismissal, the Supervisory Board must first inform the General Meeting of Shareholders of the intended removal.
The Supervisory Board determines the remuneration of the individual members of the Board of Management, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the Supervisory Board. ASML’s remuneration policy is posted on its website.
Supervisory Board
The Supervisory Board consists of at least three members or such larger number as determined by the Supervisory Board. The Supervisory Board prepares a profile in relation to its size and composition; ASML’s Supervisory Board profile is posted on its website.
Members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has a strengthened right to make recommendations for at least one-third of the members of the Supervisory Board, which recommendation may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as a Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.
Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes representing at least one/third of the total outstanding capital. If a nomination is overruled, the Supervisory Board will make a new nomination. If a nomination is not overruled and the General Meeting of Shareholders did not appoint the nominated person, the Supervisory Board will appoint the nominated person.
Members of the Supervisory Board serve for a maximum term of four years from the date of their appointment, or a shorter period as set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed twelve years. The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such event, the Enterprise Chamber of the Amsterdam Court shall appoint one or more members of the Supervisory Board at the request of the Board of Management.
Upon the proposal of the Supervisory Board, the General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. A member of the Supervisory Board shall not be granted any shares or option rights by way of remuneration.

Approval of Board of Management Decisions
The Board of Management requires prior approval of the General Meeting of Shareholders for resolutions concerning an important change in the identity or character of ASML or its business, including in any case:
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
Rules of Procedure
The Board of Management and the Supervisory Board have adopted Rules of Procedure for each of the Board of Management, Supervisory Board and the four Committees of the Supervisory Board. These Rules of Procedure are posted on ASML’s website.
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
Corporate Governance Developments
ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include rules that have been promulgated in the United States both by the NASDAQ National Market (“Nasdaq”) and by the SEC pursuant to the Sarbanes-Oxley Act of 2002.
The Netherlands Corporate Governance Code (the “Code”) came into effect on January 1, 2004. A full report on ASML’s compliance with the Code is required to be included in a company’s statutory annual report. Netherlands listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why. Pursuant to the Code’s recommendations, ASML has included a separate chapter on corporate governance in both its annual reports. The Code contains recommendations with regard to corporate governance, including the following topics:
•	strengthening the role of the Supervisory Board and its committees and to increase its independence, quality and expertise;

•	strengthening the role of the shareholders with respect to control on the functioning of the Board of Management and the Supervisory Board, as well as with respect to nomination and remuneration of members of the Board of Management and with respect to the nomination of members of the Supervisory Board;

•	facilitating and encouraging shareholders to use their voting power and to actively participate in the General Meeting of Shareholders; and

•	defining the role of the external auditor vis-à-vis the Supervisory Board as its principal contact.
Committees of ASML’s Supervisory Board
The Supervisory Board has an Audit Committee, a Remuneration Committee, a Selection and Nomination Committee and a Technology and Strategy Committee. Members of these committees are appointed from among the Supervisory Board members.
Audit Committee
ASML’s Audit Committee is composed of three members of the Supervisory Board. The current members of our Audit Committee are Fritz Fröhlich (chairman), Henk Bodt and Jan Dekker, each of whom is an independent, non-executive member of the Supervisory Board. The Supervisory Board has determined that Fritz Fröhlich qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act and the rules promulgated thereunder. Our external auditor, our Chief Executive Officer, our Chief Financial Officer, our Corporate Controller as well as other ASML employees invited by the chairman of the Audit Committee may also attend the meetings of the Audit Committee.
The Audit Committee assists the Supervisory Board in:
•	overseeing the integrity of our financial statements and related non-financial disclosure;

•	overseeing the qualifications, independence and performance of the external auditor; and
•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls regarding finance and accounting.
The Audit Committee held six meetings in 2005. At these meetings the Audit Committee, reviewed our quarterly earnings announcements and our audited annual consolidated financial statements, discussed the system of internal controls over financial reporting and related audit findings, approved the external audit plan and related audit fees and pre-approved any audit and non-audit services to be rendered by our external auditor.
Remuneration Committee
ASML’s Remuneration Committee is composed of three members of the Supervisory Board. The current members of our Remuneration Committee are Jos Westerburgen (chairman), Henk Bodt and Ieke van den Burg. The Remuneration Committee is responsible for the preparation of the remuneration policy for the Board of Management.
The Remuneration Committee prepares and the Supervisory Board establishes ASML’s general compensation philosophy for members of the Board of Management, and oversees the development and implementation of compensation programs for members of the Board of Management. The Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of members of the Board of Management. The Committee further evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board on the compensation levels of the members of the Board of Management based on this evaluation.
In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors, the remuneration policy, the desired levels of and emphasis on particular aspects of ASML’s short and long-term performance, as well as current compensation and benefits structures and levels benchmarked against relevant peers. External compensation survey data and, where necessary, external consultants are used to benchmark ASML’s remuneration levels and structures.
In 2005, the Remuneration Committee held two scheduled regular meetings and various ad hoc meetings.
Selection and Nomination Committee
ASML’s Selection and Nomination Committee is composed of three members of the Supervisory Board. The current members of our Selection and Nomination Committee are Jos Westerburgen (chairman), Henk Bodt and Arthur van der Poel.
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
The Selection and Nomination Committee held two regularly scheduled meetings in 2005. In addition, the members of the Selection and Nomination Committee met several times on an ad hoc basis to review recruitment of the new Executive Vice President Operations.
Technology and Strategy Committee
ASML’s Technology and Strategy Committee is composed of four members of the Supervisory Board. The current members of our Technology and Strategy Committee are Arthur van der Poel (chairman), Peter Grassmann, Jan Dekker and OB Bilous. In addition, the Technology and Strategy Committee may appoint one or more advisors from within the Company and/or from outside the Company. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings.
The Technology and Strategy Committee advises the Supervisory Board in relation to the following responsibilities and may prepare resolutions of the Supervisory Board related thereto:

a)	familiarization with and risk assessment and study of potential strategies, required technical resources, technology roadmaps and product roadmaps; and
b)	providing advice to the Supervisory Board with respect to matters related thereto.
The Technology and Strategy Committee holds at least two meetings per year and held three meetings in 2005.
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
During 2005, the Disclosure Committee reviewed our quarterly earnings announcements and met to review our audited annual consolidated financial statements and other public announcements containing financial information. In addition, specific meetings were held to assess disclosure controls and procedures and internal control over financial reporting. In order to assist the disclosure committee in preparing its advice to our CEO and CFO in their assessment of ASML’s disclosure controls and procedures and internal control over financial reporting, we have an Internal Control Committee, comprising three members of the Disclosure Committee.
Variations from Certain Nasdaq Corporate Governance Rules
Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws. The practices followed by ASML in lieu of Nasdaq rules are described below:
•	ASML does not follow Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with Dutch law and Dutch generally accepted business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.
•	ASML does not follow Nasdaq’s requirements regarding the provision of proxy statements for General Meetings of Shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands. ASML does provide shareholders with an agenda and other relevant documents for the General Meeting of Shareholders.
•	ASML does not follow Nasdaq’s requirement regarding distribution to shareholders of copies of an annual report containing audited financial statements prior to the Company’s Annual General Meeting of Shareholders. The distribution of annual reports to shareholders is not required under Dutch corporate law, Dutch securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Dutch companies not to distribute annual reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Netherlands listing agent as stated in the convening notice for the meeting) as from the day of convocation of the Annual General Meeting of Shareholders. In addition, we post a copy of our annual report on our website prior to the Annual General Meeting of Shareholders.
D. Employees
As of December 31, 2005, we had 5,055 employees in our operations employed primarily in manufacturing and product development activities at our headquarters in Veldhoven. As of December 31, 2003, and December 31, 2004, the total number of employees in continued operations was 5,059 and 5,071, respectively. In addition, we had approximately 1,000 temporary employees as of December 31, 2005. For a more detailed description of employee information, see Notes 13 and 18 to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.
ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Netherlands law. A Works Council is a representative body of the employees of a Netherlands company elected by the employees. The Board of Management of any Netherlands company that runs an enterprise with a Works Council must seek the non-binding advice of the Works Council before taking certain decisions with respect to the company, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the Board of Management. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, may only be taken with the Works Council’s approval. Such a decision may be taken without the prior approval of the Works Council only with the approval of the District Court.
A dispute arose in early 2005 between the Company and the Works Council. In January 2005, the Works Council expressed its view that the establishment of and amendments to bonus plans for management, in particular, the ASML Senior and Executive Bonus Plan (the “92+ Bonus Plan”), should be subject to the approval of the Works Council. We have always maintained that the Works Council does not have such a right of approval. In May 2005, the Works Council initiated legal proceedings to nullify the 92+ Bonus Plan and to confirm its right of approval with respect to the establishment of and amendments to the 92+ Bonus Plan. On November 8, 2005, the Eindhoven Cantonal Court ruled in favor of the Works Council and confirmed the nullification of the 92+ Bonus Plan. We have filed an appeal of this decision with the Court of Appeal in ‘s- Hertogenbosch and expect a decision during the summer of 2006.
See Note 18 to our consolidated financial statements for a breakdown of our employees by function.
E. Share Ownership
Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 17 to our consolidated financial statements, which are incorporated herein by reference. Information with respect to the grant of shares and share options to employees is included in Note 13 to our consolidated financial Statements which is incorporated herein by reference.
Item 7
Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by the members of the Supervisory Board and members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2005:

Identity of Person or Group	Amount Owned	Percent of Class
Capital Group International, Inc [1]	51,528,140	10.6%
FMR Corp. [2]	54,662,612	11.3%
Capital Research and Management Company [3]	50,572,880	10.5%
Members of ASML’s Supervisory Board and Board of Management, as a group (5 persons) [4]	654,660	*

*	Less than 1 percent. [1] Based solely on the Schedule 13-G/A jointly filed by Capital Group International, Inc. with the Commission on February 11, 2005.

[2]	Based solely on the Schedule 13-G/A filed by FMR Corp. with the Commission on February 14, 2005.

[3]	Based solely on the Schedule 13-G filed by Capital Research and Management Company with the Commission on February 11, 2005.

[4]	Four members of our Board of Management own a total of 636,780 options to purchase ASML shares. Four members of our Board of Management together are also entitled to conditional performance stock options and conditional performance stock. The ultimately awarded number of performance stock will be determined in the financial year 2008 and is conditional upon the achievement of performance targets. See Note 17 to our consolidated financial statements for information on options held by and conditional performance stock conditionally awarded to members of our Board of Management on an individual basis. One member of our Board of Management owns 14,880 of our outstanding shares. One member of the Supervisory Board holds 3,000 of our outstanding shares. None of the other members of the Supervisory Board hold any of our outstanding shares or options on shares. Certain members of our Board of Management have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.
According to SEC filings, (i) Capital Group International, Inc. increased its shareholding (including as a holder of convertible notes) from 28,455,070 shares as of November 2003 to 51,528,140 shares as of February 2005, (ii) Capital Research and Management Company increased its shareholding (including as a holder of convertible notes) from 26,807,920 shares as of February 2004 to 50,572,880 as of February 2005 and (iii) FMR Corp. reduced its shareholding (including as a holder of convertible notes) from 58,304,695 shares as of February 2003 to 54,662,612 shares as of February 2005.
Our major shareholders do not have voting rights different from other shareholders. We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association.”
As of December 31, 2005, our ordinary shares were held by 612 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.
Obligations of Shareholders to Disclose Holdings under Netherlands Law
Holders of our shares may be subject to reporting obligations under the Netherlands 1996 Act on Disclosure of Holdings in Listed Companies (the “Major Holdings Act”).
The Major Holdings Act applies to any person or entity that acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands that is officially listed on a stock exchange within the European Union (the “EU”). Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 25, 50 or 66-2/3 percent. With respect to ASML, the Major Holdings Act would require any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify in writing both ASML and the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) immediately after the acquisition or disposal of the triggering interest in ASML’s share capital.
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: shares and votes (i) directly held by any person, (ii) held by such person’s subsidiaries, (iii) held by a third party for such person’s account and (iv) held by a third party with whom such person has concluded an oral or written voting agreement. Interests held jointly by multiple persons are attributed to those persons in accordance with their entitlement. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares.
For the same purpose, the following instruments qualify as “shares” and “votes” respectively: (i) shares, depositary receipts for shares, contractual rights to acquire shares or depositary receipts for shares (such as the rights under convertible bonds) and (ii) votes and contractual rights to acquire votes.
On July 3, 2003, a draft bill to amend the Major Holding Act was submitted to the Second Chamber of the Netherlands Parliament and is expected to enter into force soon. The provisions of this draft bill (including its latest amendments) can be summarised as follows:
-	the percentage thresholds that trigger a reporting requirement are: 5, 10, 15, 20, 25, 30, 50 and 70 percent;

-	a holder must notify the AFM of the percentages of voting rights and capital interest held by it if either or both of such percentages crosses these thresholds (i) immediately, if this is the result of an acquisition or disposal by it; (ii) within four trading days, if this is the result of a change in the company’s share capital or voting rights reported in the AFM’s public register;

-	persons holding 5% or more in voting rights or capital interest must notify the AFM of any changes in the composition of their interest since the previous notification within four weeks after December 31;

-	the following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts)(iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii);

-	the following shares and votes qualify as shares and votes “held” by a person: those directly held by it; those held by its subsidiaries; those held by a third party for such person’s account; those held by a third party with whom the person has concluded an oral or written voting agreement; those temporarily held by a third party against payment. Shares held by the custodian of an unincorporated investment fund are deemed to be held by such fund’s manager. Shares held jointly by more persons are in principle attributed in accordance with their entitlement. A person acting as an attorney who has discretion in the exercise of voting rights is deemed to hold these votes. A holder of a pledge or right of usufruct in respect of shares is deemed to hold voting rights if he has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares.
The AFM keeps a public registry of and publishes all notifications made pursuant to the Major Holdings Act.
Non-compliance with the reporting obligations under the Major Holdings Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Major Holdings Act may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of the General Meeting of Shareholders of the company to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the Major Holdings Act had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.
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
Item 9
The Offer and Listing
A. Listing Details
Our ordinary shares are listed for trading in the form of New York Shares on Nasdaq and in the form of registered shares (“Amsterdam Shares”) on the Eurolist by Euronext Amsterdam. The principal trading market of our ordinary shares is Eurolist by Euronext Amsterdam. For more information see Item 10.B “Memorandum and Articles of Association.”
The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on Nasdaq, as well as on Eurolist by Euronext Amsterdam.

	Nasdaq		Euronext Amsterdam
	US$		EUR
	High	Low	High	Low

Annual Information
2001	30.62	9.51	32.32	9.70
2002	25.80	4.95	29.79	5.13
2003	20.39	6.11	17.04	5.39
2004	22.32	12.41	17.50	10.26
2005	20.13	14.44	17.12	11.11

Quarterly Information
1st quarter 2004	22.32	16.48	17.50	13.38
2nd quarter 2004	19.37	15.16	15.93	12.68
3rd quarter 2004	16.85	12.41	13.90	10.36
4th quarter 2004	16.61	12.82	12.49	10.26
1st quarter 2005	18.72	14.48	14.15	11.19
2nd quarter 2005	16.91	14.44	13.97	11.11
3rd quarter 2005	18.09	15.60	14.70	13.06
4th quarter 2005	20.13	16.29	17.12	13.58

Monthly Information
July 2005	18.09	15.60	14.70	13.06
August 2005	17.90	16.61	14.58	13.50
September 2005	17.57	16.07	14.24	13.18
October 2005	17.28	16.29	14.36	13.58
November 2005	19.66	16.93	16.76	13.99
December 2005	20.13	19.52	17.12	16.46
January (through January 24), 2006	22.50	20.45	18.49	16.83
(Source: Bloomberg)
B. Plan of Distribution
Not applicable.
C. Markets
See Item 9.A. “Listing Details.”
D. Selling Shareholder
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10
Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information required by Item 10.B. is incorporated by reference to ASML’s Current Report on Form 6-K, filed with the Commission on June 30, 2005.
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
At our annual General Meeting of Shareholders, held on March 24, 2005, the Board of Management was not granted the authorization to issue shares and/or rights thereto. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 23, 2007, representing up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 23, 2006), plus an additional 10 percent of our issued share capital as of the date of authorization (March 23, 2006) that may be issued in connection with mergers and acquisitions.
Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on March 24, 2005, the Board of Management was not granted the authorization, subject to the aforementioned approvals, to limit or eliminate preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to grant this authority through September 23, 2007. At this annual General Meeting of Shareholders, the shareholders will be asked to approve the stock- and option plans for our Board of Management and for our employees separately. Furthermore, at this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be granted for a period of 18 months.
We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 24, 2006 up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 24, 2005) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to extend this authority through September 23, 2007.
Shareholder Approval for Share and Share Option Arrangements for Board of Management
In 2005, ASML submitted to the General Meeting of Shareholders for approval a proposal regarding plans to issue shares or rights to acquire shares to members of the Board of Management, in accordance with the Code. We have not in the past established and do not intend to establish in the future stock option or purchase plans or other equity compensation arrangements for members of our Supervisory Board.
Nasdaq rules require shareholder approval of stock option plans available to officers, directors or employees. However, Nasdaq has granted ASML an exemption from this requirement (foreign private issuers are no longer required to obtain an exemption, but may follow home country practice in lieu of Nasdaq corporate governance rules, subject to exceptions). Notwithstanding this exemption, ASML nevertheless submitted stock option plans available to employees to the General Meeting of Shareholders in the annual meeting of March 24, 2005.
Cancellation of Priority Shares
On January 18, 2006, we announced our decision to cancel all issued priority shares and to dissolve the “Stichting Prioriteitsaandelen ASML Holding N.V.”. The cancellation of the priority shares requires an amendment to our Articles of Association. The proposal for such amendment will be put on the agenda for the Annual General Meeting of Shareholders scheduled on March 23, 2006.
C. Material Contracts
Nikon- ASML Cross License Agreement
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
Payments
In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, a further required payment of US$ 9 million (approximately EUR 8 million) before November 12, 2005, and is obligated to make additional payments to Nikon of US$9 million in each of 2006 and 2007. Zeiss made an initial payment to Nikon of US$ 40 million (approximately EUR 32 million) in 2004, a further required payment of US$ 6 million (approximately EUR 4 million) in 2005, and is required to make additional payments to Nikon of US$ 6 million in each of 2006 and 2007. See Item 10.C. “Material Contracts”.
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
ASML/Zeiss Sublicense Agreement
Also in connection with a settlement of worldwide patent litigation between Nikon, ASML and Zeiss, on December 10, 2004, ASML entered into a sublicense agreement with Zeiss SMT AG, effective November 12, 2004, pursuant to which Zeiss granted ASML a non-exclusive license of all of the rights it received from Nikon to exploit optical components under the Nikon-Zeiss Patent Cross-License Agreement. Pursuant to the Nikon-Zeiss Patent Cross-License Agreement, Nikon granted Zeiss a non-exclusive license to manufacture and sell optical components under patents owned or otherwise sublicensable by Nikon. No royalties are payable by ASML for the license prior to the termination of the 1997 Agreement between Carl Zeiss AG and ASML Netherlands B.V. The 1997 Agreement is terminable by either party (i) as of the end of a calendar year, upon 3 years notice, or (ii) for cause (breach of the agreement by the other party). Upon that termination, ASML is obligated to begin to pay Zeiss a royalty on sales of certain lithography systems including optical components, unless that agreement has been unilaterally terminated by Zeiss without cause. If Nikon sells optical components to ASML but does not pay Zeiss a royalty as provided in the Nikon-Zeiss Patent Cross-License Agreement, ASML will lose its right to sell stand-alone optical components under the sublicense agreement.
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
Employment Agreement with Klaus Fuchs
On September 19, 2005, the Company entered into an employment agreement with Klaus Fuchs to be ASML’s Chief Operating Officer, commencing on November 1, 2005 and terminable by the Company on not less than six months’ notice and by Mr. Fuchs on not less than three months’ notice. The employment agreement has a term of four years, but can be extended with the consent of both parties. Mr. Fuchs is entitled to receive a payment equal to one year’s base salary in the event he is terminated by the Company. The employment agreement contains confidentiality and non-competition provisions to which Mr. Fuchs is subject.

The agreement entitles Mr. Fuchs to a base salary of EUR 400,000 per year, plus an annual cash bonus of up to 50% of base salary if certain performance targets are met. Pursuant to the agreement, Mr. Fuchs will receive 22,000 sign-on stock as well as 22,000 sign-on stock options at the first possible moment of grant and is entitled to receive annually, if certain performance targets are met, (i) stock options with a value equal to up to 25% of base salary and (ii) stock with a value equal to up to 25% of base salary. Mr. Fuchs is also entitled to pension benefits under a defined contribution plan. For additional information on Mr. Fuchs’ remuneration, see Note 17 to our consolidated financial statements.
Consultancy Agreement with David Chavoustie
Effective December 31, 2005, Mr. Chavoustie retired from our Board of Management. ASML and Mr. Chavoustie entered into a consultancy agreement, effective January 1, 2006, whereby Mr. Chavoustie will perform consulting services for ASML, including services relating to certain activities of ASML in the United States and our operations in Asia. Under the terms of the agreement, ASML will pay Mr. Chavoustie a fee of $800 per half day segment. The agreement has a term of one year and may be extended with the consent of both parties.
D. Exchange Controls
There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euro on Amsterdam registered shares and on ASML’s Amsterdam shares may be officially transferred from the Netherlands and converted into any other currency without being subject to any Netherlands legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Netherlands Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be paid in U.S. dollars, converted at the rate of exchange on Euronext Amsterdam at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association. ASML has no current intention to pay dividends on its ordinary shares. For more information see Item 10.B. “Memorandum and Articles of Association.”
E. Taxation
Netherlands Taxation
The statements below represent a summary of current Netherlands tax laws, regulations and judicial interpretations thereof. The description is limited to the material tax implications for a holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Netherlands tax purposes (a “Non-resident Holder”). This description does not address special rules that may apply to special classes of holders of ordinary shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in ordinary shares should consult his or her tax counsel.
General
The acquisition of ordinary shares by a non-resident of the Netherlands should not be treated as a taxable event for Netherlands tax purposes. The income consequences in connection with owning and disposing of our ordinary shares are discussed below.
Substantial Interest
A person that, directly or indirectly, owns 5% or more of our share capital, or holds options to purchase 5% or more of our share capital, is deemed to have a substantial interest in our shares, respectively, our options, as applicable. A deemed substantial interest also exists if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no taxable gain has been recognized. Special attribution rules exist in determining the presence of a substantial interest.
Income Tax Consequences for Individual Non-resident Holders on Owning and Disposing of the Ordinary Shares
An individual who is a Non-resident Holder will not be subject to Netherlands income tax on received income in respect of our ordinary shares or capital gains derived from the sale, exchange or other disposition of our ordinary shares, provided that such holder:
•	does not carry on and has not carried on a business in the Netherlands through a permanent establishment or a permanent representative to which the ordinary shares are attributable;

•	does not hold and has not held a (deemed) substantial interest in our share capital or, in the event the Non-resident Holder holds or has held a (deemed) substantial interest in our share capital, such interest is, respectively was, a business asset in the hands of the holder;

•	does not share and has not shared directly (through the beneficial ownership of ordinary shares or similar securities) in the profits of an enterprise managed and controlled in the Netherlands which (is deemed to) own(s), respectively (is deemed to have) has owned, our ordinary shares;

•	does not carry out and has not carried out any activities which generate taxable profit or taxable wages to which the holding of our ordinary shares was connected;

•	does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or board member of any entity resident in the Netherlands, and does not serve and has not served as a civil servant of a Netherlands public entity with which the holding of our ordinary shares is or was connected; and

•	is not an individual that has elected to be taxed as a resident of the Netherlands.
Corporate Income Tax Consequences for Corporate Non-resident Holders
Income derived from ordinary shares or capital gains derived from the sale, exchange or disposition of ordinary shares by a corporate Non-resident Holder is taxable if:
•	the holder carries on a business in the Netherlands through a permanent establishment or a permanent agent in the Netherlands (Netherlands enterprise) and the ordinary shares are attributable to this permanent establishment or permanent agent, unless the participation exemption (discussed below) applies; or

•	the holder has a substantial interest in our share capital, which is not allocable to his enterprise; or

•	certain assets of the holder are deemed to be treated as a Netherlands enterprise under Netherlands tax law and the ordinary shares are attributable to this Netherlands enterprise.
To qualify for the Netherlands participation exemption, the holder must generally hold at least 5% of our nominal paid-in capital and meet certain other requirements.
Dividend Withholding Tax
In general, a dividend distributed by us in respect of our ordinary shares will be subject to a withholding tax imposed by the Netherlands at the statutory rate of 25%. Dividends include:
•	dividends in cash and in kind;

•	deemed and constructive dividends;

•	consideration for the repurchase or redemption of ordinary shares (including a purchase by a direct or indirect ASML subsidiary) in excess of qualifying average paid-in capital unless such repurchase is made for temporary investment purposes or is exempt by law;
•	stock dividends up to their nominal value (unless distributed out of qualifying paid-in capital);

•	any (partial) repayment of paid-in capital not qualifying as capital for Netherlands dividend withholding tax purposes; and

•	liquidation proceeds in excess of qualifying average paid-in capital for Netherlands dividend withholding tax purposes.
A reduction of Netherlands dividend withholding tax can be obtained if:
•	the participation exemption applies and the ordinary shares are attributable to a business carried out in the Netherlands;

•	the dividends are distributed to a qualifying EU corporate holder satisfying the conditions of the EU Parent-Subsidiary Directive; or

•	the rate is reduced by a tax treaty.
A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the Treaty between the United States of America and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of our voting power, to 5%, provided that it does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file for a refund of such withholding.
A Non-resident Holder may not claim the benefits of the Tax Treaty unless (i) it is a resident of the United States as defined therein, or (ii) it is deemed to be a resident on the basis of the provisions of article 24(4) of the Tax Treaty, and (iii) its entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.
In this respect it is noted that the United States and the Netherlands have agreed on a protocol to the Tax Treaty. It provides for (among others) a 0% dividend withholding tax rate on dividends, provided certain requirements are met. In addition, above mentioned article 26 (limitation on benefits) has been adjusted. Some requirements to the various tests mentioned in article 26 will become more severe and others will be moderated.
Dividend Stripping Rules
Under Netherlands tax legislation regarding anti-dividend stripping, no exemption from, or refund of, Netherlands dividend withholding tax is granted if the recipient of dividends paid by us is not considered the beneficial owner of such dividends.
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
For purposes of Netherlands gift and inheritance tax, an individual of Netherlands nationality is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceding the time of the gift or death. For purposes of Netherlands gift tax, a person not possessing Netherlands nationality is deemed to be a resident of the Netherlands if he has resided therein at any time in the twelve months preceding the gift.
Value Added Tax
No Netherlands value added tax is imposed on dividends in respect of our ordinary shares or on the transfer of our shares.
Residence
A Non-resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding our ordinary shares or of the execution, performance, delivery and/or enforcement of rights in respect of our ordinary shares.
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
As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate of which the income is subject to U.S. federal income taxation regardless of its source;

•	a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all of its substantial decisions.
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
Recently enacted U.S. tax legislation (the “2003 Tax Act”) reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as the stock has been held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The Tax Treaty has been identified as a qualifying treaty. Individual U.S. Holders should consult their tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.
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
I. Subsidiary Information
See Item 4.C. Organizational Structure”.
Item 11
Quantitative and Qualitative Disclosures About Market Risk
We are subject to market risks including changes in foreign exchange rates and interest rates. In order to hedge the risks of changes in foreign exchange rates and interest rates, we use derivative instruments. None of these transactions are entered into for trading purposes.

Foreign exchange risk
We operate globally and are thus exposed to foreign exchange risk arising from volatility in currency exchange rates.
We price most of our product sales in euro, however a portion of our sales, cost of sales and expenses are denominated in U.S. dollars, and we expect this will continue to be so for the foreseeable future. We hedge material foreign exchange transaction risk exposure, such as sales transactions, forecasted purchase cash flows, accounts receivable and accounts payable. This exposure is mainly hedged with financial instruments such as foreign exchange forward contracts and foreign exchange options. We closely monitor the effectiveness of our outstanding hedge contracts throughout the life of the hedges. The majority of financial instruments that we use to hedge foreign exchange risk have a duration of less than one year. As of December 31, 2005, we anticipate EUR 9.9 million of other comprehensive income to represent the total anticipated loss to be charged to sales and EUR 1.2 million to represent the total anticipated gain to be released to cost of sales over the next 12 months as the forecasted sale and purchase transactions occur.
Since we have subsidiaries outside the euro-zone, the euro–denominated value of our shareholder’s equity is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidated financial statements. We use, from time to time, foreign currency-denominated loans or forward contracts to hedge material translation exposure arising from foreign net investments.
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
Credit risk
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and derivative financial instruments used in hedging activities.
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
ASML’s customers consist of integrated circuit manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable, ASML maintains an allowance reserve for potentially uncollectible accounts receivable based on its assessment of the collectibility of accounts receivable. ASML regularly reviews the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In addition, ASML utilizes letters of credit to mitigate credit risk when considered appropriate.
Sensitivity analysis derivative financial instruments
The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk.
The following table summarizes the Company’s derivative financial instruments, their market values and their sensitivity to an instantaneous 10% decrease of the euro against other currencies and an instantaneous 1% non-favorable increase in interest rates from their levels of December 31, 2004 and 2005 respectively, with all other variables held constant.

			Fair Value change
			1% non-	10% weakening of
			favorable increase	euro
	Notional Amount [2]	Fair Value	in interest rate	currency
(in thousands)	EUR	EUR	EUR	EUR

As of December 31, 2004
Forward contracts [1]	82,722	11,547	N/A	(9,441)
Currency options	78,882	8,803	N/A	(7,696)
Interest rate swaps	847,431	1,978	(10,407)	181

As of December 31, 2005
Forward contracts [1]	93,260	(6,508)	N/A	(8,942)
Currency options	(29,843)	(1,369)	N/A	3,002
Interest rate swaps	917,395	(4,896)	(3,283)	(500)
(Source: Bloomberg)

[1]	Includes forward contracts on U.S. dollars, Hong Kong dollars, British Pounds, Israeli Shekel, Japanese Yen, Singapore dollars and Swiss Francs.

[2]	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account the current interest rates, current exchange rates and current creditworthiness of the counterparties.
The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account the current interest rates, current exchange rates, volatility and current creditworthiness of the counterparties.
The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account the current interest rates and current creditworthiness of the counterparties.
Item 12
Description of Securities Other Than Equity Securities
Not applicable.

Part II
Item 13
Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14
Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15
Controls and Procedures
Evaluation of Disclosure controls and Procedures
Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to ASML (including its consolidated subsidiaries) required to be included in our periodic filings under the Exchange Act.
Changes in Internal Controls over Financial Reporting
During the year ended December 31, 2005 there have not been any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Item 16
A. Audit Committee Financial Expert
Our Supervisory Board has determined that effective March 18, 2004, Mr. Fritz Fröhlich qualifies as the Audit Committee Financial Expert.
B. Code of Ethics
ASML’s Code on Ethical Business Conduct
In 2001, ASML adopted its Principles of Ethical Business Conduct, which contain ASML’s ethical principles in relation to various subjects. These Principles have been developed into day-to-day guidelines (the “Internal Guidelines on Ethical Business Conduct”). The Internal Guidelines on Ethical Business Conduct apply to ASML employees worldwide, including ASML’s Supervisory Board and Board of Management.
In January 2005, ASML adopted an amended version of its Principles of Ethical Business Conduct and Internal Guidelines on Ethical Business Conduct. In connection with these amendments, ASML also amended the Complaints Procedure with regard to violations of the Internal Guidelines on Ethical Business Conduct and adopted a Whistleblower’s Procedure for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters and the confidential, anonymous submission of complaints by employees regarding questionable accounting and auditing matters. The main reasons for these amendments and adoption of the Whistleblower’s Procedure were the coming into force of the Code and developments in Nasdaq and SEC rules.
Our Principles of Ethical Business Conduct and Internal Guidelines on Ethical Business Conduct are posted on our website.
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

C. Principal Accountant Fees and Services
Deloitte Accountants B.V. has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2005. The following table sets forth the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. in 2005 and 2004.

Year ended December 31	2004[1]	2005[1]
(in thousands)	EUR	EUR

Audit Fees	1,014	1,333
Audit-related Fee	125	92
Tax Fees	738	448

Total	1,877	1,873

[1]	All fee amounts exclude VAT.
Audit fees
Audit fees primarily relate to the audit of our annual financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries and services in connection with accounting consultations on U.S. GAAP.
Audit-related fees
Audit-related fees mainly comprise services in connection with consultations on implementing the requirements of Section 404 of the Sarbanes-Oxley Act and services in connection with accounting consultations on IFRS.
Tax fees
Tax Fees can be detailed as follows:

Year ended December 31	2004[1]	2005[1]
(in thousands)	EUR	EUR

Corporate Income Tax compliance services	287	185
Tax assistance for expatriate employees	253	186
Other tax advisory and compliance	198	77

Total	738	448

[1]	All fee amounts exclude VAT.
The Audit Committee has approved the external audit plan and related audit fees for the year 2005. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as tax-related services and acquisition advisory, are permitted. The Audit Committee pre-approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.
D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Part III
Item 17
Financial Statements
Not applicable.
Item 18
Financial Statements
In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set forth on pages F-2 through F-37 hereto.
Item 19
Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 7 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on June 30, 2005 )

2.1	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.75% Convertible Subordinated Notes due 2006 (Incorporated by reference to Exhibit 2.3. of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001)

2.2	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.50 percent Convertible Subordinated Notes due 2010 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)

4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #

4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #

4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.5	Employment Agreement between ASML Holding N.V. and Klaus Fuchs*

4.6	Employment Agreement between ASML Holding N.V. and Eric Meurice (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)

4.7	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)

4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to exhibit 4.4 to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003) (File No. 333-109154)

4.9	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #

4.10	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #

4.12	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))

4.13	Consultancy Agreement between ASML Holding N.V. and David Chavoustie *

8.1	List of Material Subsidiaries*

12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*

13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

Exhibit No.	Description
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith

#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

Signatures
ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ASML Holding N.V.
(Registrant)

/s/ Eric Meurice President, Chief Executive Officer and Chairman of the Board of Management Dated: January 27, 2006

/s/ Peter T.F.M. Wennink Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: January 27, 2006

Index to Financial Statements

F-2	Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005

F-3	Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2003, 2004 and 2005

F-3	Consolidated Balance Sheets as of December 31, 2004 and 2005

F-4	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005

F-5	Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

F-7	Notes to the Consolidated Financial Statements

F-37	Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations

Notes	Year ended December 31	2003	2004	2005
(in thousands, except per share data)		EUR	EUR	EUR

	Net system sales	1,279,282	2,174,908	2,227,678
	Net service and field option sales	263,455	290,469	301,289

	Total net sales	1,542,737	2,465,377	2,528,967

	Cost of system sales	999,003	1,372,056	1,366,026
	Cost of service and field option sales	174,952	187,682	188,746

3	Total cost of sales	1,173,955	1,559,738	1,554,772

	Gross profit on sales	368,782	905,639	974,195

	Research and development costs	305,839	352,920	347,901
	Research and development credits	(19,119)	(21,961)	(24,027)
	Selling, general and administrative costs	212,609	201,629	201,204
3	Restructuring charges (credits)	24,485	(5,862)	0

	Operating income (loss)	(155,032)	378,913	449,117
	Interest income [1]	25,413	27,998	38,429
	Interest expense [1]	(54,562)	(44,071)	(52,523)

	Income (loss) from continuing operations before income taxes	(184,181)	362,840	435,023
15	(Provision for) benefit from income taxes	59,675	(127,380)	(123,559)

	Net income (loss) from continuing operations	(124,506)	235,460	311,464
2	Loss from discontinued operations before income taxes	(59,026)	0	0
15	Benefit from income taxes	23,316	0	0

	Net loss from discontinued operations	(35,710)	0	0

	Net income (loss)	(160,216)	235,460	311,464

	Basic net income (loss) from continuing operations per ordinary share	(0.26)	0.49	0.64
	Basic net income (loss) from discontinued operations per ordinary share	(0.07)	0.00	0.00
	Basic net income (loss) per ordinary share	(0.33)	0.49	0.64
	Diluted net income (loss) from continuing operations per ordinary share	(0.26)	0.49	0.64
	Diluted net income (loss) from discontinued operations per ordinary share	(0.07)	0.00	0.00
	Diluted net income (loss) per ordinary share	(0.33)	0.49	0.64
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic	482,240	483,380	484,103
	Diluted	482,240	484,661	542,979

[1]	Reflects netting of intercompany cashpooling activities.

Consolidated Statements of Comprehensive Income (Loss)

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Net income (loss)	(160,216)	235,460	311,464
Foreign currency translation, net of taxes	(12,318)	(21,832)	25,389
Gain (loss) on derivative instruments	(7,158)	16,736	(38,365)

Comprehensive income (loss)	(179,692)	230,364	298,488
Consolidated Balance Sheets

Notes	As of December 31	2004	2005
	(in thousands, except share and per share data)	EUR	EUR

	Assets
	Cash and cash equivalents	1,228,130	1,904,609
5	Accounts receivable, net	503,153	302,572
6	Inventories, net	717,688	777,200
15	Deferred tax assets short term	54,554	95,636
7	Other current assets	175,792	125,802
2	Assets from discontinued operations	2,695	0

	Total current assets	2,682,012	3,205,819

15	Deferred tax assets	201,100	206,884
7	Other assets	25,145	39,796
	Intangible assets, net	31,818	24,943
9	Property, plant and equipment, net	303,691	278,581

	Total assets	3,243,766	3,756,023

Liabilities and Shareholders’ Equity
	Accounts payable	343,228	343,962
3,10	Accrued liabilities and other	453,831	985,621
15	Deferred tax liabilities short term	1,332	390
15	Current tax liabilities	10,037	90,010
2	Liabilities from discontinued operations	4,713	0

	Total current liabilities	813,141	1,419,983

15	Deferred tax liabilities	200,717	224,219
12,13	Other deferred liabilities	20,973	17,426
11	Convertible subordinated debt	802,810	380,238
11	Other long term debt	14,523	2,320

	Total liabilities	1,852,164	2,044,186

12,14	Commitments and contingencies
	Cumulative Preference Shares, EUR 0.02 nominal value; 900,000,000 shares authorized;
	none outstanding as of December 31, 2004 and 2005	0	0

	Priority Shares, EUR 0.02 nominal value; 23,100 shares authorized, issued and outstanding as of December 31, 2004 and 2005	1	1

	Ordinary Shares, EUR 0.02 nominal value; 900,000,000 shares authorized 483,676,483 shares
	issued and outstanding as of December 31, 2004 and 484,670,183 as of December 31, 2005	9,674	9,693
	Share premium	895,836	917,564
	Retained earnings	351,570	663,034
	Accumulated other comprehensive income	134,521	121,545

20	Total shareholders’ equity	1,391,602	1,711,837
Total liabilities and shareholders’ equity		3,243,766	3,756,023

Consolidated Statements of Shareholders’ Equity

	Shares	Shares	APIC/	Retained	Accumulated
	Number	Amount	Share	Earnings	Other
			Premium		Comprehensive
					Income	Total
(in thousands)		EUR	EUR	EUR	EUR	EUR

Balance at January 1, 2003	482,182	9,644	870,453	276,326	159,093	1,315,516

Components of comprehensive income:
Net loss				(160,216)		(160,216)
Foreign Currency Translation					(12,318)	(12,318)
Gain (loss) on derivative instruments					(7,158)	(7,158)

Issuance of Shares	332	7	5,376			5,383

Balance at December 31, 2003	482,514	9,651	875,829	116,110	139,617	1,141,207

Components of comprehensive income:
Net income				235,460		235,460
Foreign Currency Translation					(21,832)	(21,832)
Gain (loss) on derivative instruments					16,736	16,736

Issuance of Shares	1,162	24	20,007			20,031

Balance at December 31, 2004	483,676	9,675	895,836	351,570	134,521	1,391,602

Components of comprehensive income:
Net income				311,464		311,464
Tax benefit from stock options			5,919			5,919
Foreign Currency Translation					25,389	25,389
Gain (loss) on derivative instruments					(38,365)	(38,365)

Issuance of Shares	994	19	15,809			15,828

Balance at December 31, 2005	484,670	9,694	917,564	663,034	121,545	1,711,837

Consolidated Statements of Cash Flows

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Cash Flows from Operating Activities
Net income (loss) from continued operations	(124,506)	235,460	311,464
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	144,800	90,215	90,531
Impairment charges	12,100	2,929	8,350
Allowance for doubtful debts	9,113	3,085	1,871
Allowance for obsolete inventory	32,431	34,336	11,811
Deferred income taxes	(79,577)	114,701	17,830
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	211,627	(192,819)	203,488
Inventories	118,617	(149,215)	(41,397)
Other assets	44,945	1,127	(20,088)
Accrued liabilities	(8,948)	(5,507)	46,272
Accounts payable	7,231	121,998	3,406
Income taxes payable	164,826	837	79,973

Net cash provided by operating activities from continuing operations	532,659	257,147	713,511

Net cash provided by (used in) operating activities from discontinued operations	12,736	(5,880)	(2,018)

Net cash provided by operating activities from total operations	545,395	251,267	711,493

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(48,567)	(74,979)	(72,660)
Proceeds from sale of property, plant and equipment	2,638	15,137	13,235
Purchase of intangible assets	(3,099)	(556)	(1,378)

Net cash used in investing activities from continuing operations	(49,028)	(60,398)	(60,803)

Net cash provided by (used in) investing activities from discontinued operations	0	0	0

Net cash used in investing activities from total operations	(49,028)	(60,398)	(60,803)

Cash Flows from Financing Activities
Proceeds from issuance of convertible subordinated notes	380,000	0	0
Payment of underwriting commission	(8,550)	0	0
Net proceeds from issuance of shares and stock options	6,360	20,031	15,828
Redemption and/or repayment of debt	(445,966)	(1,160)	(12,949)

Net cash provided by (used in) financing activities from continuing operations	(68,156)	18,871	2,879

Net cash provided by (used in) financing activities from discontinued operations	0	0	0

Net cash provided by (used in) financing activities from total operations	(68,156)	18,871	2,879

Net cash flows	428,211	209,740	653,569
Effect of changes in exchange rates on cash	(69,165)	(9,416)	22,910

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Net increase in cash and cash equivalents	359,046	200,324	676,479
Cash and cash equivalents at beginning of the year	668,760	1,027,806	1,228,130

Cash and cash equivalents at end of the year	1,027,806	1,228,130	1,904,609
Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	48,980	45,866	45,141
Taxes	11,974	7,430	15,335
Supplemental non-cash investing and financing activities:
Conversion of Bonds into 536, 0 and 0 ordinary shares respectively in 2003, 2004 and 2005	16	0	0

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
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). ASML’s reporting currency is the euro. The accompanying consolidated financial statements are stated in thousands of euro (“EUR”) unless otherwise indicated.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All intercompany profits, balances and transactions have been eliminated in the consolidation. The Company’s management has made reclassifications to prior periods to conform with current year presentation of net system sales and net services and field option sales. In prior year’s annual report, field option sales were presented under net product sales.
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
Derivative financial instruments
The Company principally uses derivative foreign currency hedging instruments for the management of foreign currency risks. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of SFAS No. 133,” the Company measures all derivative foreign currency hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for all hedges that are highly effective in offsetting the identified hedged risks as required by the SFAS No. 133 effectiveness criteria.
On the date the derivative contract is entered into, ASML designates the derivative as either a hedge of the fair value of a recognized asset or liability in non-functional currencies (“fair value” hedge), or a hedge of cash flows related to sales transactions or purchase transactions in non-functional currencies (“cash flow” hedge), or a hedge of the foreign currency exposure of a net investment in a foreign operation. ASML formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. ASML also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, ASML discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in the statement of operations. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until underlying hedged transaction is recognized in the statement of operations. In the event that the underlying hedge transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the statement of operations. Changes in the hedge of the foreign currency exposure of a net investment in a foreign operation are recorded in other comprehensive income.

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
The Company records any ineffective portion of foreign currency hedging instruments in sales or cost of sales in the statement of operations. Ineffectiveness of hedging instruments had a positive impact of EUR 0 million, EUR 0.3 million and EUR 0 million in 2003, 2004 and 2005, respectively.
The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not have benefits or costs due to ineffectiveness of interest rate swaps in 2003, 2004 and 2005.
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
Property, plant and equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment losses. As of December 31, 2005 no interest cost has been capitalized. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML’s property, plant and equipment:

Category	Assigned economic life
Buildings and constructions	5 — 40 years
Machinery and equipment	2 — 5 years
Furniture, fixtures and other equipment	3 — 5 years
Leasehold improvements	5 — 10 years
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

Revenue recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
Commencing at the end of 2000, ASML departed from its standard revenue recognition policy in connection with the introduction of its TWINSCAN family of lithography systems. Although each TWINSCAN system successfully completed a Factory Acceptance Test prior to shipment, management considered the TWINSCAN to constitute “new” technology for which it did not have sufficient evidence to conclude that (i) installation at the customer site would occur consistently within a pre-determined time period comparable to ASML’s other systems; and (ii) upon installation, the system would perform within the specifications for which customer sign-off had been obtained in the pre-shipment Factory Acceptance Test. Consequently, ASML initially deferred all revenue with respect to each TWINSCAN system until installation and acceptance of the system at the customer’s premises had been completed. By the end of 2002, however, ASML had successfully shipped and installed a total of 70 TWINSCAN systems, which provided management with sufficient evidence to conclude that installation of TWINSCAN systems would occur consistently within a predetermined time period and that the performance of these systems would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. As a result, at the end of 2002, ASML commenced recognizing revenues from TWINSCAN systems upon shipment. Therefore, no revenue was deferred pending installation of a TWINSCAN system (or any other ASML system) after 2002.
As ASML’s systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and has occurred on only one occasion since the release of Staff Accounting Bulletin 101 in December 1999.
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
ASML has no significant repurchase commitments in its sales terms and conditions. From time to time, however, the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. The fair value is determined by vendor specific objective evidence (“VSOE”) and/or third party evidence. VSOE is determined based upon the prices that ASML charges for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Prices that ASML charges on a stand-alone basis are also in line with prices charged by other vendors, although the number of third party installers is decreasing.
Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

ASML offers customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. These discounts do not relate to future purchases or trade-ins with the exception of volume discounts. From time to time, ASML offers volume discounts to a limited number of customers. These discounts depend on the number of systems shipped per calendar year. The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment. From time to time, ASML offers free or discounted products or services in connection with a current revenue transaction, which are earned by the customer at a future date only if the customer completes a specified cumulative level of revenue transactions. As the value of these free product or services is insignificant in relation to the value of the transactions necessary to earn these free products or services, a liability is recorded for the estimated cost of the free products or services.
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
Restructuring
ASML applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, the Company applies SFAS No. 146 (effective since January 1, 2003) in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. SFAS No. 112 is applied when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 establishes that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is, when a detailed plan exists, has been committed to by management and communicated to employees. SFAS No. 112 establishes that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 is recognized when the likelihood of future settlement is probable and can be reasonably estimated.
Other exit costs include purchase and other commitments to be settled or fulfilled. Related costs are estimated based on expected settlement fees and committed payments, taking into account future potential benefits, if any, from those commitments.
The allocation of restructuring expenses to either cost of sales or restructuring expenses is determined by reference to the workforce to which the restructuring expenses relate. Restructuring expenses relating to the Company’s manufacturing and service workforce are allocated to cost of sales, while restructuring expenses relating to research and development and selling, general and administrative activities are presented as restructuring charges. Restructuring credits are also recorded in the same line of the statement of operations as used when the original expenses were initially recognized.
Research and development costs and credits
Costs relating to research and development are charged to operating expense as incurred. ASML receives subsidies and other credits only from governmental institutes. These subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such costs occur.
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
Contingencies and litigation
As of December 31, 2003, 2004 and 2005, ASML was party to various legal proceedings generally incidental to its business, as disclosed in Note 14 to the consolidated statements. In connection with these proceedings and claims, ASML’s management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to its statement of operations in 2003, 2004 or 2005. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond ASML’s control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, ASML may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.
Stock options
ASML applies Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. SFAS No. 123, “Accounting for Stock-Based Compensation,” amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” allows companies to elect to recognize the fair value of the stock options granted to employees as an expense, or to account for stock option plans using the intrinsic value method under APB Opinion No. 25 and provide pro forma disclosure of the impact of the fair value method on net income and earnings per share. Beginning in the first fiscal quarter of 2006, ASML will comply with SFAS No. 123(R), as discussed further in newly adopted accounting pronouncements.
Under the provisions of APB Opinion No. 25, no significant compensation expense was recorded for ASML’s stock-based compensation plans for the years ended December 31, 2003, 2004 and 2005. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 148, ASML’s net income (loss) and calculation for net income (loss) per ordinary share would have been as follows (net of related tax effects):

Year ended December 31	2003	2004	2005
(in thousands, except per share data)	EUR	EUR	EUR

Net income (loss)
As reported	(160,216)	235,460	311,464
Compensation expenses	(17,696)	(12,437)	(10,022)
Pro forma	(177,912)	223,023	301,442

Basic net income (loss) per ordinary share
As reported	(0.33)	0.49	0.64
Pro forma	(0.37)	0.46	0.62

Diluted net income (loss) per ordinary share
As reported	(0.33)	0.49	0.64
Pro forma	(0.37)	0.46	0.62
The estimated weighted average fair value of options granted during 2003, 2004 and 2005 was EUR 6.66, EUR 7.35 and EUR 6.61, respectively, on the date of grant using the Black-Scholes option-pricing model, with the following assumptions:
-	for 2003: no dividend yield, no assumed forfeiture rate, volatility of 85.2 percent, a risk-free interest rate of 3.60 percent and an expected life of two years after the vesting period;

-	for 2004: no dividend yield, no assumed forfeiture rate, a weighted average volatility of 68.3 percent, a weighted risk-free interest rate of 3.65 percent and an expected life of two years after the vesting period;

-	for 2005: no dividend yield, no assumed forfeiture rate, a weighted average volatility of 65.6 percent, a weighted risk-free interest rate of 3.10 percent and an expected life of two years after the vesting period.
Net income (loss) per ordinary share
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding for that period. Diluted net income (loss) per share reflects the potential dilution that could occur if options issued under ASML’s stock compensation plan were exercised, and if ASML’s convertible notes were converted, unless the exercise of the stock options or conversion of the convertible notes would have an anti-dilutive effect. The dilutive effect is calculated using the if-converted method. Following this method, our convertible bonds are considered dilutive in 2005 and anti-dilutive in 2004. As a result of the losses incurred by the Company in 2003, there is no difference between basic and diluted earnings in 2003 because the assumed conversion of ASML’s convertible notes and exercise of stock options would have been anti-dilutive.
A summary of the basic and diluted weighted average number of shares is as follows:

Year ended December 31 (in thousands)	2003	2004	2005

Basic weighted average shares outstanding	482,240	483,380	484,103
Diluted weighted average shares outstanding	482,240	484,661	542,979
Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 20.
Comprehensive income
Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but recorded directly in shareholders’ equity. For the years ended December 31, 2003, 2004 and 2005, comprehensive income consists of net income (loss), unrealized gains and losses on derivative financial instruments and foreign currency translation adjustments.
Segment disclosure
Prior to 2002, ASML reported in two business segments, Lithography and Track & Thermal. As ASML decided in 2002 to terminate the manufacturing activities of its Track business and to divest its Thermal business, they are presented as discontinued operations and no longer disclosed as a separate segment. ASML operates in three general geographic areas. See Note 16.
Newly adopted accounting pronouncements
In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123(R)”). This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that ASML currently uses and generally requires that such transactions be accounted for using a “fair-value"-based method and recognized as expense in our consolidated statement of operations. In January 2005, the SEC issued Staff Accounting Bulletin No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). In April 2005, the SEC extended the compliance requirement date of SFAS No. 123(R), with the result that this requirement will be effective for ASML beginning with the first fiscal quarter of 2006. The Company expects that the adoption of SFAS No. 123(R) will have a material impact on its results of operations. However, uncertainties, including the Company’s future stock-based compensation strategy, stock price volatility, selection of stock option-pricing model, estimated forfeitures and employee stock option exercise behavior, make it difficult to determine whether the stock-based compensation expense that the Company will incur in future periods will be similar to the SFAS No. 123 pro forma expense disclosed in Note 1.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB issued a FASB Staff Position (FSP) interpreting FASB Statement 143, “Accounting for Asset Retirement Obligations,” specifically FSP 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”). FSP 143-1 addresses the accounting for obligations associated with Directive 2002/96/EC, Waste Electrical and Electronic Equipment, which was adopted by the European Union (EU). The FSP provides guidance on how to account for the effects of the Directive but only with respect to historical waste associated with products placed on the market on or before August 13, 2005. FSP 143-1 is effective the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable EU-member country. The adoption of FSP 143-1 did not have a material impact on our results of operations or financial condition.
In June 2005, the EITF reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF No. 05-06”). EITF No. 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements. EITF No. 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements’ useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF No. 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. ASML does not believe that the adoption of EITF No. 05-06 will have a material impact on its consolidated results of operations.
2. Discontinued operations
On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its manufacturing activities in the Track business. Both discontinued businesses met the criteria of SFAS No. 144 and have been classified accordingly.
In December 2002 the Company reviewed its long-lived assets used in the Thermal business for potential impairment and recorded no impairment charges. During 2003, ASML’s management again reviewed its long-lived assets for impairment as the Company entered into negotiations with several potential buyers and accordingly recorded pre-tax impairment charges of EUR 16.0 million. In October 2003, the Company completed the sale of its Thermal business to a privately held company formed by VantagePoint Venture Partners. At the time of the sale, no further gain or loss was realized. The net loss of the Thermal business amounted to EUR 32.3 million in 2003.
The termination of the Track business resulted in an exit plan that included workforce reductions, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan included the disposal of remaining assets related to the Track business. In 2002, ASML decided to continue to service its existing customers for whom ASML has warranty or other service obligations. Consequently, customer support related to the Track business was not included in discontinued operations for 2002. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. No gain or loss was realized on the sale. The net loss of the Track business amounted to EUR 3.4 million in 2003. The net loss in 2003 relates mainly to impairment charges recorded on a building in the United States, previously used by the Company’s Track business. This impairment was determined on the difference between the building’s estimated fair value and its carrying value.
The tax effects arising from asset impairment costs, employee termination costs, inventory write-off and losses from discontinued operations mostly reside and will remain with ASML U.S. group companies. These losses can be offset against future profits from continuing operations of these U.S. group companies.
As of December 31, 2005, ASML has completed the discontinuation of the Track business and the divesture of the Thermal business.
Summarized results of operations for discontinued operations are as follows:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Revenues
Track	2,514	0	0
Thermal	38,198	0	0

Total	40,712	0	0

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Loss from discontinued operations, net of taxes
Track loss from operations	(1,456)	0	0
Track exit costs	(1,944)	0	0
Thermal loss from operations	(21,906)	0	0
Thermal exit costs	(10,404)	0	0

Total	(35,710)	0	0
Estimated exit costs related to our Track business amounted EUR 2 million for the year ended December 31, 2003 comprising fixed asset impairment charges of EUR 3 million and tax benefits of EUR 1 million. Our exit from the Track business was substantially completed by the end of 2003 with limited changes from prior year estimates.
Summarized assets and liabilities from discontinued operations are as follows:

As of December 31	2004	2005
(in thousands)	EUR	EUR

Assets
Tangible fixed assets	2,695	0
Total Assets	2,695	0

Liabilities
Accrued liabilities	4,713	0
Total Liabilities	4,713	0
ASML organizes its financing activity at the corporate level and does not allocate funding to individual net assets identified as assets from discontinued operations.
3. Restructuring
Restructuring Plan 2001
On October 16, 2001, as a consequence of the downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan (“Restructuring plan 2001”) which resulted in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG that overlapped with products of ASML. Adjustments to the Restructuring plan 2001, amounting to EUR 1.4 million, were recognized in 2003, and are classified as cost of sales (the same line as where the initial charges were recorded). These adjustments related mainly to more favorable settlement agreements with vendors of purchase commitments than the Company had estimated. As of December 31, 2005, this plan has been fully effectuated.
Restructuring Plan 2002
In response to the semiconductor industry’s continuing downturn and a corresponding decrease in demand for ASML’s products and services, on December 18, 2002, ASML announced measures to contain costs for its lithography business, including customer support, and thereby lower its break-even point (“Restructuring plan 2002”). The Restructuring plan 2002 did not impact any processes or products.
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
Restructuring Plan 2003
The worldwide slowdown in the semiconductor industry continued into 2003 and, on July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority was planned for the Netherlands (“Restructuring plan 2003”). During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement, of which EUR 3.9 million was included in cost of sales and EUR 11.4 million was included in restructuring costs. The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the workforce reductions included in ASML’s Restructuring Plan 2002. The estimated initial annual cost savings were EUR 47 million. ASML’s Board of Management and ASML’s Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, the Company decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, ASML recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. The Company’s payments associated with these workforce reductions were EUR 0.5 million in 2005 and EUR 2.5 million in 2004 and ASML’s initially anticipated cost savings were reduced to approximately EUR 24 million.

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
The Restructuring plan 2003 did not impact any processes or products. As of December 31, 2005, this plan has been substantially effectuated.
Tabular Disclosures of Restructuring
The restructuring charges and adjustments recorded during 2003, 2004 and 2005, totaling EUR 29 million, EUR (9) million and EUR 0 million, respectively, consist of the amounts set forth in detail in the following table:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Inventory and other asset write-offs [1]	1,810	0	0
Building Closure cost [2]	6,833	0	0
Severance Payments [2]	22,182	0	0
Adjustments to prior year plans [2]	(1,673)	(8,556)	0

Total restructuring charges	29,152	(8,556)	0

[1]	These restructuring charges are directly posted to the related assets

[2]	These restructuring charges correspond to additions and adjustments in ASML’s restructuring provision.
All of the foregoing restructuring charges are recorded in ASML’s statements of operations either in cost of sales or in restructuring charges, as summarized in the following table for the years ended December 31, 2003, 2004 and 2005:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Cost of sales	4,667	(2,694)	0
Restructuring Charges	24,485	(5,862)	0

Total	29,152	(8,556)	0
The following table summarizes, per restructuring plan, the movement in the restructuring provision for the three years ended December 31, 2005:

Restructuring plan announced in	2001	2002	2003	Total
(in thousands)	EUR	EUR	EUR	EUR

Balance as of December 31, 2002	11,826	0	0	11,826
Additions	0	6,911	22,104	29,015
Utilization of the year	(6,086)	(6,906)	(2,100)	(15,092)
Adjustments	(1,440)	0	(233)	(1,673)
Effect of foreign currency translation	(1,506)	(5)	0	(1,511)

Balance as of December 31, 2003	2,794	0	19,771	22,565
Utilization of the year	(2,323)	0	(7,774)	(10,097)
Adjustments	0	0	(8,556)	(8,556)
Effect of foreign currency translation	114	0	0	114

Balance as of December 31, 2004	585	0	3,441	4,026
Utilization of the year	(637)	0	(1,122)	(1,759)
Adjustments	0	0	0	0
Effect of foreign currency translation	52	0	0	52

Balance as of December 31, 2005	0	0	2,319	2,319

The following table summarizes, per category, the movement in the restructuring provision for the three years ended December 31, 2005:

	Purchase	Building	Severance	Total
Category	commitments	closure costs	payments
(in thousands)	EUR	EUR	EUR	EUR

Balance as of December 31, 2002	10,026	1,800	0	11,826
Additions	0	6,833	22,182	29,015
Utilization of the year	(4,711)	(3,475)	(6,906)	(15,092)
Adjustments	(3,326)	1,653	0	(1,673)
Effect of foreign currency translation	(1,111)	(395)	(5)	(1,511)

Balance as of December 31, 2003	878	6,416	15,271	22,565
Utilization of the year	(914)	(6,705)	(2,478)	(10,097)
Adjustments	0	3,546	(12,102)	(8,556)
Effect of foreign currency translation	36	78	0	114

Balance as of December 31, 2004	0	3,335	691	4,026
Utilization of the year	0	(1,289)	(470)	(1,759)
Adjustments	0	0	0	0
Effect of foreign currency translation	0	52	0	52

Balance as of December 31, 2005	0	2,098	221	2,319
ASML’s net cash outflows in 2003, 2004 and 2005 for exit plans were EUR 15.1 million, EUR 10.1 million and EUR 1.8 million, respectively. At the end of 2003, the Company anticipated that the entire restructuring provision, amounting to EUR 22.6 million, would be expended in cash. The amount of cost savings expected in periods following implementation of the above-mentioned restructuring plans relate primarily to reduction in workforce and was estimated in the aggregate at EUR 156 million on an annual basis in continuing operations.
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
During the twelve months ended December 31, 2005, no gain or loss was recognized in cost of sales relating to ineffective hedges. As of December 31, 2005, EUR 9.9 million of other comprehensive income represents the total anticipated loss to be charged to sales, and EUR 1.2 million is the total anticipated gain to be released to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.
It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

It is the Company’s policy to manage material translation exposures resulting predominantly from ASML’s U.S. dollar net investments. Throughout 2004 and 2005 a proportion of ASML’s USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to hedge certain of the Company’s U.S. dollar net investments. The related foreign currency translation amounts (gross of taxes) included in cumulative translation adjustment for the years ended December 31, 2004 and 2005 were EUR 10.8 million gain and EUR 28.2 million loss, respectively.
As from December 2005 onwards, a forward contract was assigned to hedge these U.S. dollar net investments.
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
Financial instruments as of December 31, 2005
The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk. The following table summarizes the estimated fair values of the Company’s financial instruments:

As of December 31	2004		2005
}
	Notional		Notional
	Amount [2]	Fair Value	Amount [2]	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

Forward contracts[1]	82,722	11,547	93,260	(6,508)
Currency options	78,882	8,803	(29,843)	(1,369)
Interest rate swaps	847,431	1,978	917,395	(4,896)
(Source: Bloomberg)

[1]	Includes forward contracts on U.S. dollars, Hong Kong dollars, British Pounds, Israeli Shekel, Japanese Yen, Singapore dollars and Swiss Francs.

[2]	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
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
Credit risk
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and derivative financial instruments used in hedging activities.
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
ASML’s customers consist of integrated circuit manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable, ASML maintains an allowance reserve for potentially uncollectible accounts receivable based on its assessment of the collectibility of accounts receivable. ASML regularly reviews the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In addition, ASML utilizes letters of credit to mitigate credit risk when considered appropriate.
5. Accounts receivable
Accounts receivable consist of the following:

As of December 31	2004	2005
(in thousands)	EUR	EUR

Gross accounts receivable	507,970	306,847
Allowance for doubtful debts	(4,817)	(4,275)

Net accounts receivable	503,153	302,572
A summary of activity in the allowance for doubtful debt:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Balance at beginning of year	(324)	(6,196)	(4,817)
Utilization of the provision	3,241	4,464	2,413
Addition of the year [1]	(9,113)	(3,085)	(1,871)

Balance at end of year	(6,196)	(4,817)	(4,275)

[1]	Addition of the year is recorded in cost of sales.
6. Inventories
Inventories consist of the following:

As of December 31	2004	2005
(in thousands)	EUR	EUR
Raw materials	180,936	163,817
Work-in-process	416,480	482,801
Finished products	283,338	246,774

Total inventories, gross	880,754	893,392
Allowance for obsolescence and/or lower market value	(163,066)	(116,192)

Total inventories, net	717,688	777,200
A summary of activity in the allowance for obsolescence is as follows:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Balance at beginning of year	(285,264)	(213,622)	(163,066)
Addition of the year[1]	(32,431)	(34,336)	(11,811)
Effect of exchange rates	22,976	5,280	(8,461)
Utilization of the provision	81,097	79,612	67,146

Balance at end of year	(213,622)	(163,066)	(116,192)

[1]	Addition of the year is recorded in cost of sales.
The decrease in allowance for obsolescence mainly reflects actual scrapping of obsolete inventory and increased focus on supply chain and inventory control management.
7. Other assets
Other non-current assets consist of the following:

As of December 31	2004	2005
(in thousands)	EUR	EUR

Compensation plan assets[1]	7,672	9,605
Prepaid expenses	12,028	7,923
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Loan to Micronic [3]	0	13,000
Other	0	3,823

Total other long-term assets	25,145	39,796

[1]	For further details on compensation plan refer to Note 13.

[2]	For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 12.

[3]	Pursuant to a license agreement between Micronic and ASML, ASML has paid to Micronic in 2005 an amount of EUR 20 million, of which EUR 13,000 is non-current.
Other current assets consist of the following:

As of December 31	2004	2005
(in thousands)	EUR	EUR

Advance payments to Zeiss	72,375	44,402
VAT	38,464	27,047
Loan to Micronic [1]	0	7,000
Prepaid expenses	22,703	16,583
Other	42,250	30,770

Total other current assets	175,792	125,802

[1]	Pursuant to a license agreement between Micronic and ASML, ASML has paid to Micronic in 2005 an amount of EUR 20 million, of which EUR 7,000 is current.
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
8. Intangible assets
Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, a further payment of US$ 9 million (approximately EUR 8 million) in 2005 and is obligated to make additional payments to Nikon of US$9 million (approximately EUR 8 million) in each of 2006 and 2007. An amount of EUR 49 million pertains to past conduct was expensed as research and development expenses in ASML’s statement of operations for the year ended December 31, 2004. The remaining value, in an amount of EUR 21 million has been capitalized under intangible assets and is amortized over a period of 5 years under cost of sales.

As of December 31	2004	2005
(in thousands)	EUR	EUR

Cost
Balance, January 1	23,574	45,717
Additions	22,143	1,378

Balance, December 31	45,717	47,095

Accumulated amortization
Balance, January 1	8,984	13,899
Amortization	4,915	8,253

Balance, December 31	13,899	22,152

Net book value, December 31	31,818	24,943

Estimated amortization expenses relating to intangible assets for the next five years are as follows:

2006:	6,983
2007:	6,758
2008:	6,536
2009:	4,459
2010:	207
Thereafter:	0
9. Property, plant and equipment

Property, plant and equipment consist of the following:

	Buildings	Machinery		Furniture,
	and	and	Leasehold	fixtures and other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR

Cost
Balance, January 1	140,310	446,699	106,650	182,371	876,030
Additions	1,510	30,289	15,314	31,358	78,471
Disposals	(24,644)	(67,064)	(666)	(10,016)	(102,390)
Effect of exchange rates	9,775	23,900	731	3,821	38,227

Balance, December 31, 2005	126,951	433,824	122,029	207,534	890,338

Accumulated depreciation
Balance, January 1	59,022	323,079	60,814	129,424	572,339
Depreciation[2]	4,141	48,311	10,754	23,317	86,523
Disposals	(16,668)	(46,682)	(221)	(8,546)	(72,117)
Effect of exchange rates	4,892	16,794	461	2,864	25,011

Balance, December 31, 2005	51,387	341,503	71,808	147,059	611,757

Net Book Value [1]
December 31, 2004	81,288	123,620	45,836	52,947	303,691
December 31, 2005	75,564	92,321	50,221	60,475	278,581

[1]	Includes as of December 31, 2005 and 2004 assets under construction, respectively, for buildings and constructions of EUR1,390 and EUR 1,336, machinery & equipment of EUR 1,855 and EUR 2,592, leasehold improvements of EUR 4,473 and EUR 5,914 and furniture, fixtures and other equipment of EUR 9,805 and EUR 18,653.

[2]	Includes impairment charges for machinery and equipment of EUR 8,350
The majority of the Company’s disposals relate to machinery and equipment, primarily consisting of demonstration systems and training systems. These systems are similar to the ones ASML sells in its ordinary course of business. They are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes this value and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions.
During 2005 and 2004, the Company recorded impairment charges of EUR 8.4 million (EUR 1.7 million in research and development expenses and EUR 6.7 million in cost of sales) and EUR 2.9 million (in cost of sales), respectively, on machinery and equipment, for which there are insufficient cash flows to support the carrying cost. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying value.
10. Accrued liabilities and other

Accrued liabilities and other consist of the following:

As of December 31	2004	2005
(in thousands)	EUR	EUR

Deferred revenue	87,107	159,410
Warranty	19,660	24,625
Materials and costs to be paid	79,097	92,971
Current portion of long term debt	7,723	496,353
Advances from customers	141,516	99,303
Personnel related items	83,296	82,215
Investment credits	1,450	1,356
Restructuring	4,026	2,319
Other	29,956	27,069

Total accrued liabilities and other	453,831	985,621
Advances from customers consist of down payments made by customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development.
The Company provides standard warranty coverage on its systems for twelve months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, the Company calculates the charge of average service hours and parts per system to determine the estimated warranty charge and updates these estimated charges periodically. Changes in product warranty liabilities for the years 2004 and 2005 are as follows:

As of December 31	2004	2005
(in thousands)	EUR	EUR

Balance, January 1	15,496	19,660
Additions	27,357	33,435
Usage	(20,508)	(29,804)
Effect of exchange rates	(2,685)	1,334

Balance, December 31	19,660	24,625
11. Convertible subordinated notes and other borrowing arrangements
The Company’s obligations to make principal repayments under convertible subordinated notes and other borrowing arrangements as of December 31, 2005, for the next five years and thereafter, assuming no conversions of the Company’s convertible notes occur and excluding the fair value of interest rate swaps used to hedge the fair value and excluding interest expense, are as follows:

2006	488,723
2007	707
2008	511
2009	511
2010	380,511
Thereafter	80

Total	871,043
Convertible subordinated notes
The following table summarizes the Company’s outstanding convertible notes as of December 31, 2005 and 2004, including fair value of interest rate swaps used to hedge the fair value of the underlying fixed loan coupon:

As of December 31	2004	2005
(in thousands)	EUR	EUR

5.75 percent convertible notes
Notional amount	421,431	487,497
Fair value interest rate swaps	0	0
Total	421,431	487,497

5.50 percent convertible notes
Notional amount	380,000	380,000

As of December 31	2004	2005
(in thousands)	EUR	EUR

Fair value interest rate swaps	1,379	238
Total	381,379	380,238

Total convertible notes	802,810	867,735
In October 2001, ASML completed an offering of US$ 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes are convertible into 30,814,576 ordinary shares at US$ 18.66 (EUR 15.82) per share at any time prior to maturity. At any time on or after October 22, 2004, the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that the Company’s shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2005 none of the notes were converted into ordinary shares.
In May 2003, ASML completed an offering of EUR 380 million principal amount of its 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. Unless previously converted, the notes are redeemable at 100% of its principal amount on May 15, 2010. The notes are redeemable at the option of ASML, in whole or in part, at any time on or after May 27, 2006, provided that ASML’s shares close above 150% of the conversion price for twenty trading days out of a thirty-day period.
The Company uses interest rate swaps to hedge the risk from interest rate fluctuations. As of December 31, 2005 and 2004, deferred interest rate swap proceeds amounting to, respectively, EUR 0.2 million and EUR 1.4 million have been recorded in the balance sheet as an addition to the Company’s outstanding Convertible Subordinated Notes.
The following table summarizes the estimated fair values of ASML’s Convertible Subordinated Notes:

	2004		2005
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

5.75 percent convertible notes	421,431	478,594	487,497	559,587
5.50 percent convertible notes	380,000	465,245	380,000	510,891
(Source: Bloomberg)
The fair value of the Company’s long-term debt is estimated based on the quoted market prices as of December 31, 2004 and December 31, 2005, respectively.
Other financial debt
In February 1997, the Company received a US$ 6.5 million (EUR 5.5 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company’s U.S. facility in Wilton, Connecticut. At December 31, 2005, the Company’s outstanding debt with respect to this loan amounted to US$ 1.1 million (EUR 0.9 million).
The Company assumed three yen-denominated loans (which were granted in 1999) in connection with its merger with SVG. Approximately EUR 2.6 million (JPY 361 million) is outstanding at December 31, 2005, which loan is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent. In July 2005, the Company repaid two of the assumed loans, amounting to approximately EUR 11.8 million.
Lines of credit
At December 31, 2005, the Company had available credit facilities for a total of EUR 400 million (2004, EUR 400 million), all of which expire in November 2009.
No amounts were outstanding under these credit facilities at the end of 2005 and 2004. The credit facilities contain certain restrictive covenants, including a requirement that the Company maintains a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with these covenants at December 31, 2004 and 2005. ASML does not currently anticipate any difficulty in continuing to meet these covenant requirements.

Outstanding amounts under these credit facilities will bear interest at the European Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) plus a margin that is dependent on the Company’s liquidity position.
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
In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities.” Under FIN 46R, an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.
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
ASML determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other variable interest holders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary.
ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.
Purchase Obligations
The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in the Company’s financial statements. As of December 31, 2005, the Company had purchase commitments for a total amount of approximately EUR 676 million, reflecting its backlog level at the end of 2005. In its negotiations with suppliers the Company continuously seeks to align its purchase commitments with its business objectives.
See Tabular Disclosure of Contractual Obligations below.
Other Off-Balance Sheet Arrangements
The Company has certain additional commitments and contingencies that are not recorded on its balance sheet but may result in future cash requirements. In addition to operating lease commitments and purchase obligations, these off-balance sheet arrangements consist of product warranties.
From time to time the Company provides guarantees to third parties in connection with transactions entered into by its subsidiaries in the ordinary course of business.

Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations with respect to long term debt, operating lease obligations, purchase obligations and other deferred liabilities as of December 31, 2005 can be summarized as follows:

	Total	Less than	1-3	3-5	After 5
		1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Long Term Debt, including interest expense[1]	1,003,796	537,764	43,101	422,851	80
Operating Lease Obligations	213,878	33,032	53,657	39,707	87,482
Purchase Obligations	676,007	672,424	3,583	0	0
Other Liabilities[2]	18,341,	7,630	10,711	0	0

Total Contractual Obligations	1,912,022	1,250,850	111,052	462,558	87,562

[1]	We refer to Note 11 for the amounts excluding interest expense.
[2]	Other liabilities relate mainly to the additional payments to Nikon due in 2006 and 2007 with respect to a cross-license of patents related to lithography equipment.
Operating lease obligations include leases of equipment and facilities. Rental expense was EUR 53 million, EUR 48 million and EUR 47 million for the years ended December 31, 2003, 2004 and 2005, respectively.
Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2005 as follows:

	Total	Less than	1-3	3-5	After 5
		1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Purchase options	61,363	0	3,358	2,269	55,736
13. Employee benefits
In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120 percent of the average Moody’s corporate bond rate. For calendar years 2003, 2004 and 2005, participants’ accounts were credited at 8.50 percent, 7.57 percent and 7.04 percent, respectively. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2003, 2004 and 2005, the expense incurred under this plan was EUR 0.9 million, EUR 0.4 million and EUR 0.4 million, respectively. As of December 31, 2004 and 2005, the Company’s liability under the deferred compensation plan was EUR 5 million and EUR 5 million, respectively.
In July 2002, ASML adopted a non-qualified deferred compensation plan for its U.S. employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 5 years after deferral. There were minor plan expenses in 2005. On December 31, 2004 and 2005, the Company’s liability under the deferred compensation plan was EUR 3 million and EUR 3 million, respectively.
Pension plans
ASML maintains various pension plans covering substantially all of its employees. The Company’s approximately 2,600 employees in the Netherlands participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan spans approximately 1,400 companies and 145,000 workers. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pensions and Savings Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 100% for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment. ASML’s net periodic pension cost for this multi-employer plan for any fiscal period is the amount of the required contribution for that period. ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant fiscal period.

The Company’s pension costs for all employees for the three years ended December 31, 2005 were:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Pension plan based on multi-employer union plan	16,514	17,747	20,143
Pension plans based on defined contribution	6,636	8,103	7,254

Total	23,150	25,850	27,397
Bonus plan
ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependant on the actual performance on corporate, departmental and personal targets. The bonus for senior management can range between 0 percent and 70 percent, or 0 percent and 40 percent of their annual salary, depending upon their seniority. The performance targets for 2005 were set per half year of which the first half year amount is paid out in the second half of 2005 and the second half year amount is expected to be paid out in the first quarter of 2006. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Bonus expenses	6,495	7,481	8,555
The second half-year 2005 bonus is accrued for in the statement of operations for the year ended December 31, 2005 and expected to be paid in the first quarter of 2006.
A dispute arose in early 2005 between the Company and the Works Council. In January 2005, the Works Council expressed its view that the establishment of and amendments to bonus plans for management, in particular, the ASML Senior and Executive Bonus Plan (the “92+ Bonus Plan”), should be subject to the approval of the Works Council. The Company has always maintained that the Works Council does not have such a right of approval. In May 2005, the Works Council initiated legal proceedings to nullify the 92+ Bonus Plan and to confirm its right of approval with respect to the establishment of and amendments to the 92+ Bonus Plan. On November 8, 2005, the Eindhoven Cantonal Court ruled in favor of the Works Council and confirmed the nullification of the 92+ Bonus Plan. The Company has filed an appeal of this decision with the Court of Appeal in ‘s-Hertogenbosch and expects a decision during the summer of 2006.
Profit-sharing plan
ASML has a profit-sharing plan covering all employees, who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2003, 2004 and 2005 was 0 percent, 5 percent and 8 percent, respectively. This profit-sharing bonus is accrued for in the statement of operations for the year ended December 31, 2005 for an amount of EUR 19.1 million, expected to be paid in the first quarter of 2006.
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
The following tables have not been restated for discontinued operations:

Stock option transactions are summarized as follows:

	Number of	Weighted average
	shares	exercise price per share (EUR)

Outstanding, December 31, 2002	23,876,448	25.13
Granted	2,516,980	9.66
Exercised	(335,977)	10.98
Forfeited	(1,486,427)	21.82

Outstanding, December 31, 2003	24,571,024	24.58
Granted	2,485,782	12.35
Exercised	(875,530)	9.76
Forfeited	(561,282)	17.73

Outstanding, December 31, 2004	25,619,994	23.19
Granted	2,515,089	11.52
Exercised	(991,700)	11.68
Forfeited	(1,522,674)	15.04

Outstanding, December 31, 2005	25,620,709	23.16
Exercisable, December 31, 2005	18,251,813	28.06
Exercisable, December 31, 2004	19,568,177	26.65
Exercisable, December 31, 2003	15,494,969	23.99
Information with respect to stock options outstanding at December 31, 2005 is as follows:

			Weighted	Weighted
Options			average	average
outstanding	Number	Number	remaining	exercise price
Range of exercise	outstanding	exercisable	contractual	of outstanding
prices (EUR)	December 31, 2005	December 31, 2005	life (years)	options (EUR)

5.29 - 7.94	511,988	80,568	6.37	7.37
8.17 - 12.26	8,812,416	2,152,594	7.08	11.26
12.75 - 19.13	2,592,352	2,314,698	3.29	15.60
19.45 - 29.18	4,821,922	4,821,922	2.03	20.60
29.65 - 44.48	4,987,538	4,987,538	1.09	34.38
45.02 - 67.53	3,894,493	3,894,493	6.07	46.02

Total	25,620,709	18,251,813	4.41	23.16
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
Financing of stock option plans
Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the loans are forgiven.
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
Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, a further required payment of US$ 9 million (approximately EUR 8 million) before November 12, 2005, and is obligated to make additional payments to Nikon of US$9 million each in 2006 and 2007. Zeiss made an initial payment to Nikon of US$ 40 million (approximately EUR 32 million) in 2004, a further required payment of US$ 6 million (approximately EUR 4 million) in 2005, and is required to make additional payments to Nikon of US$ 6 million in each of 2006 and 2007.
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
In August 2002, the Court granted ASML’s motion for summary judgment of non-infringement, after which Ultratech appealed this judgment to the United States Court of Appeals for the Federal Circuit. On March 30, 2004, the Federal Circuit reversed the District Court’s grant of summary judgment and remanded the case to the District Court for determination of infringement under the Federal Circuit’s new construction of one of the terms of the asserted patent.
Ultratech’s patent infringement claims were tried before a jury in Oakland, California, in May and June of 2005. On June 21, 2005 the jury unanimously determined that each of the claims of Ultratech’s patent that Ultratech asserted against ASML was invalid, and thus ASML was not liable for patent infringement, notwithstanding the jury’s finding that each of these claims was infringed by ASML and certain of its customers. The Court entered judgment in favor of ASML following receipt of the jury verdict.
Ultratech has filed motions with the Court seeking to overturn the jury’s finding that the asserted claims of its patent are invalid or, in the alternative, seeking a new trial. ASML has also filed motions seeking to overturn the jury’s finding that the asserted claims of Ultratech’s patent are infringed by ASML, and to establish additional bases for the invalidity of the asserted claims of Ultratech’s patent. The Court has not yet ruled on any of these motions. In the event the Court overturns the jury’s finding that the asserted claims of Ultratech’s patent are invalid, that the Court orders a new trial and ASML is found to infringe valid claims of Ultratech’s patent in the new trial, or that an appellate court overturns the jury’s verdict in favor of ASML on appeal, it could result in a damages award and substantially restrict or prohibit ASML’s sales in the United States, which in turn could have a material adverse effect on the Company’s financial position and results of operations.
15. Income taxes
Income tax expense (benefit) from continuing and discontinued operations is set forth below:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Income tax expense (benefit) from continuing operations	(59,675)	127,380	123,559
Income tax expense (benefit) from discontinued operations	(23,316)	0	0

Total income tax expense (benefit)	(82,991)	127,380	123,559
The amounts below include tax effects that arose from the Company’s discontinued operations but that reside and will remain with ASML group companies on a continuing basis.
The components of income before income taxes are as follows:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Domestic	(288,370)	216,790	256,874
Foreign	45,163	146,050	178,149

Total	(243,207)	362,840	435,023
The Netherlands domestic statutory tax rate amounted to 31.5 percent in 2005 and 34.5 percent in 2004. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Income tax expense based on domestic rate[1]	(83,906)	125,180	137,032
Change in statutory tax rate [2]	0	14,544	(2,056)
Different tax rates [3]	(6,568)	(24,477)	(19,478)
Other credits and non-taxable items [4]	7,483	12,133	8,061

Provision for income taxes shown in the statement of operations	(82,991)	127,380	123,559

[1]	Income tax expense based on domestic rate reflects the tax expense that would have been applicable if all of ASML’s income were derived from the Company’s Dutch operations.

[2]	At the end of 2004, the Netherlands Government has enacted a tax rate reduction. As a result of this law change the Netherlands statutory tax rate was planned to be reduced in steps to 30 percent through 2007. This led to a remeasurement of the Company’s deferred tax assets and liabilities, resulting in a one time increase in the tax charge of EUR 15 million in 2004. At the end of 2005, the Netherlands Government enacted a further tax rate reduction to 29.6 percent in 2006 and 29.1 percent in 2007. This led to an additional remeasurement of the Company’s deferred tax assets and liabilities, resulting in a one time tax benefit of EUR 2 million in 2005, as ASML has a net deferred tax liability position in the Netherlands tax jurisdiction.

[3]	ASML’s results are not solely realized in the Netherlands but also in other countries where different tax rates are applicable. Different tax rates reflects the adjustment necessary to give effect to the differing tax rates applicable in these non-Dutch jurisdictions.

[4]	Other credits and non-taxable items reflect the impact on statutory rates of permanent non-deductible and non- taxable items such as non-deductible taxes and dues, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of various tax credits on the Company’s provision for income taxes.
ASML’s provision for income taxes consists of the following:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Current
Domestic	2,307	1,318	2,216
Foreign	17,094	6,375	4,517
Deferred
Domestic	(99,426)	96,053	68,954
Foreign	(2,966)	23,634	47,872

Total	(82,991)	127,380	123,559

Deferred tax assets (liabilities) consist of the following:

As of December 31	2004	2005
(in thousands)	EUR	EUR

Tax effect carry-forward losses	184,448	134,220
Inventories	22,830	13,167
Temporary depreciation investments	(133,262)	(50,781)
Other temporary differences	(20,411)	(18,695)

Total	53,605	77,911
The main components of the deferred tax position related to inventories are deferred tax on eliminated intercompany profit in inventories (EUR 23.0 million), temporary differences on timing of inventory provisions (EUR 22.4 million) and temporary differences on inventory valuation (EUR (32.2) million).
Temporary differences on timing of inventory provisions result from tax laws that defer deduction for an inventory provision until the moment the related inventory is actually disposed of or scrapped, rather than when the provision is recorded for accounting purposes. Temporary differences on inventory valuation result from tax laws that allow the allocation of direct cost rather than full cost to work-in-progress and finished product inventories, while the difference between direct costs and full costs are currently tax deductible.
Deferred tax assets (liabilities) are classified in the consolidated financial statements as follows:

As of December 31	2004	2005
(in thousands)	EUR	EUR

Deferred tax assets — current	54,554	95,636
Deferred tax assets — non-current	201,100	206,884
Deferred tax liabilities — current	(1,332)	(390)
Deferred tax liabilities — non-current	(200,717)	(224,219)

Total	53,605	77,911
Deferred tax assets result predominantly from net operating loss carry-forwards incurred mainly in the U.S. and the Netherlands. Net operating losses qualified as tax losses under Dutch tax laws incurred by Netherlands group companies can in general be offset for an indefinite period against future taxable profits. Net operating losses qualified as tax losses under U.S. federal tax laws incurred by U.S. group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to carry forward its U.S. federal tax losses in existence at December 31, 2005 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under U.S. state tax laws incurred by U.S. group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for U.S. state tax purposes depends on the state in which the tax loss arose. The Company’s ability to carry forward U.S. state tax losses in existence at December 31, 2005 will expire in the period 2006 through 2023. The total amount of losses carried forward as of December 31, 2005 is EUR 370 million tax basis or EUR 134 million tax effect, which resides completely with ASML US Inc. Based on its analysis, management believes that it is more likely than not that all U.S. qualified tax losses will be offset by future taxable income before the Company’s ability to utilize those losses expires. This analysis takes into account the Company’s projected future taxable income from operations, possible tax planning alternatives available to the Company, and a realignment of group assets that the Company effected during the period 2001 through 2003 and that included the transfer of certain tangible and intangible assets of ASML US Inc. to ASML Netherlands B.V. The value of the assets transferred results in an additional income stream to ASML US, Inc., which the Company’s management believes will, more likely than not, be sufficient to absorb the net operating losses that ASML US Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 ASML requested a bilateral advance pricing agreement (“APA”) from the US and Netherlands tax authorities. Since December 2002, ASML’s management has held numerous meetings with representatives of those authorities. The most recent meeting with the U.S. and Netherlands tax authorities took place in December 2005. Based on these meetings, and feedback from both these authorities, ASML is confident that ASML’s APA request will be successful. The specific timing for completion of the APA remains in the control of those tax authorities.
Pursuant to Netherlands tax laws, ASML has temporarily depreciated part of its investment in its U.S. group companies. This depreciation has been deducted from the taxable base in The Netherlands. The depreciation resulted in a temporary tax refund of EUR 152 million. This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2006 through 2010. As of December 31, 2005, the remaining net tax effect of this repayment obligation amounted to EUR 131 million, of which EUR 51 million is recorded as a long-term deferred tax liability and EUR 80 million as a current tax liability in the Company’s financial statements.
ASML is subject to tax audits in the various tax jurisdictions it operates in. During such audits, local tax authorities may challenge the positions taken by ASML. Although the outcome of these audits is uncertain, management believes that its positions are defensible.
16. Segment disclosure
Segment information has been prepared in accordance with SFAS No. 131. “Disclosures about Segments of an Enterprise and Related Information.”
ASML operates in one reportable segment for the development, manufacture, marketing and servicing of lithography equipment.
Since the beginning of 2005, ASML’s management reporting includes net system sales figures of its product lines: 300 millimeter new systems, 200 millimeter new systems and used systems. Net sales for these product lines in 2005 were as follows:

Year ended December 31	2005
(in thousands)	EUR

300 millimeter new systems	1,932,976
200 millimeter new systems	179,228
used systems	115,474

Total net system sales	2,227,678
For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which they are located. Net sales and identifiable assets by geographic region were as follows:

Year ended December 31	Net sales	Identifiable assets
(in thousands)	EUR	EUR

2003
Korea	401,157	15,871
Taiwan	189,004	39,845
Rest of Asia	172,223	555,761
Europe	220,190	1,712,552
United States	560,163	524,656

Total	1,542,737	2,848,685

2004
Korea	472,112	11,460
Taiwan	658,765	19,344
Rest of Asia	534,039	706,709
Europe	304,051	2,016,066
United States	496,410	455,674

Total	2,465,377	3,209,253

2005
Korea	877,681	12,839
Taiwan	457,942	14,013
Rest of Asia	368,301	769,274
Europe	217,944	2,498,299
United States	607,099	436,655

Total	2,528,967	3,731,080
In 2005, sales to one customer accounted for EUR 609 million or 24 percent of net sales. In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales. In 2003, sales to one customer accounted for EUR 314 million or 20 percent of net sales. ASML’s three largest customers accounted for 49 percent of accounts receivable at December 31, 2005, compared to 38 percent at December 31, 2004.
17. Board of Management and Supervisory Board remuneration
Board of Management
The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee of the Supervisory Board. The 2004 remuneration policy was approved by the General Meeting of Shareholders of March 18, 2004. ASML’s aim with the remuneration policy is to continue to attract, reward and retain qualified and seasoned industry professionals in an international labor market. The remuneration structure and levels are determined by referencing to the appropriate local top executive pay market practices by benchmarking positions on the basis of job size. The total remuneration consists of base salary, a short-term performance cash bonus and performance stock options, long-term performance stock and benefits. As per January 1, 2005 all members of the Board of Management, being Messrs. Wennink, van den Brink and Chavoustie transferred to the 2004 Remuneration Policy. Mr Meurice’s remuneration package was already in line with this policy. Furthermore, Mr. Fuch’s employment offer and contract were drafted observing this policy.
Base salary, short-term performance cash bonus
The remuneration in euros of the members of the Board of Management was as follows:

	2003		2004		2005
Year ended December 31	EUR		EUR		EUR

Salaries	1,912,966		2,176,085		1,860,359
Bonuses[1]	1,052,131		1,305,651		905,488
Pension cost	212,058		486,045		218,791
Other benefits	189,873	[2]	827,574	[3]	227,798	[2]

Total	3,367,028		4,795,355		3,212,436

1  The statement of operations for the year ended December 31, 2004 and 2003 include accruals for short-term performance cash bonuses of EUR 1,305,651 and EUR 1,052,131, respectively, which is paid in the first quarter of the following year to the Board of Management. As per December 31, 2005 the statement of operations for the year 2005 includes the actual short-term performance cash bonus earned over the year 2005, which will be payable in the first quarter of 2006.
2  Other benefits include housing costs, company cars, social security costs and disability insurance.
3  Other benefits include housing costs, company cars, social security costs, disability insurance and expenses totaling EUR 589,845 pursuant to an agreement with Mr. McIntosh in connection with retirement from the Board of Management.
The 2005 remuneration in euros of the individual members of the Board of Management was as follows:

	Received Base	Earned Cash[1]	Other	Total
	Salary	Bonus	benefits[2]
	EUR	EUR	EUR	EUR

E. Meurice[3]	630,000	306,600	89,260	1,025,860
P.T.F.M. Wennink	353,100	171,607	43,877	568,584
M.A. van den Brink	441,375	214,508	40,788	696,671
D.P. Chavoustie[5]	369,217	179,439	42,957	591,613
K. Fuchs[4]	66,667	33,334	10,916	110,917

1  The statement of operations for the year ended December 31, 2005 includes the actual short-term performance cash bonus earned over the year 2005, which will be payable in the first quarter of 2006.
2  Other benefits include housing costs, company cars, social security costs and disability insurance.
3  Salary increase per July 1, 2005 from EUR 600,000 to EUR 660,000.
4  Salary figures relate to period November-December 2005. Mr. Fuchs ’s salary for a full year amounts to EUR 400,000.
5  Salary figures are translated from USD into EUR using the exchange rate in effect on December 31, 2005 of USD 1.00 = EUR 0.84782.
ASML has an annual short-term performance bonus plan for the Board of Management. Under this plan, the annual performance bonus will range between 0% and 50% of base salary, under the 2004 Remuneration Policy as adopted by the AGM on March 18, 2004. Under this plan the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets are market share and financial and operational performance parameters relating to return on invested capital parameters.
The 2005 vested pension benefit1 (in euro) of individual members of the Board of Management was as follows:

E. Meurice	61,807
P.T.F.M. Wennink	35,882
M.A. van den Brink	45,151
D.P. Chavoustie [2]	69,150
K. Fuchs	6,801

1 Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have further pension obligations beyond the annual premium contribution.
2Salary figures are translated from USD into EUR using the exchange rate in effect on December 31, 2005 of USD 1.00 = EUR 0.84782.
Performance Stock Options
Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:

		Granted				Share price
		during	Exercised	Dec. 31,	Exercise	on exercise	Expiration
	01-Jan-05	2005	during 2005	2005	price	date	date

E. Meurice	125,000	—	—	125,000	10.62	—	15-10-2014
		12,500		12,500	11.52		21-01-2015
P.T.F.M. Wennink	31,500		—	31,500	58.00	—	20-01-2012
	15,660		—	15,660	40.40	—	22-01-2007
	50,000		—	50,000	29.92	—	22-01-2007
	20,960		—	20,960	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
	20,000		—	20,000	7.02	—	22-04-2013
	20,000		—	20,000	14.23	—	23-04-2014
M.A. van den Brink	31,500		—	31,500	58.00	—	20-01-2012
	19,860		—	19,860	40.40	—	22-01-2007
	26,560		—	26,560	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
	20,000		—	20,000	7.02	—	22-04-2013
	20,000		—	20,000	14.23	—	23-04-2014
D.P. Chavoustie	60,000		30,000	0	14.17	14.40	20-10-2005
	30,000		30,000	0	8.47	14.50	20-10-2005
	46,800		46,800	0	12.08	14.50	20-10-2005
	67,500		—	67,500	45.91	—	20-01-2012
	25,500		—	25,500	29.92	—	22-01-2007
	30,240		—	30,240	22.12	—	20-07-2007
	20,000		—	20,000	20.28	—	21-01-2008
	20,000		—	20,000	7.02	—	22-04-2013
	20,000		—	20,000	14.23	—	23-04-2014
Mr. Wennink, Mr. van den Brink and Mr. Chavoustie have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.
Conditional Performance Stock Options
Members of the Board of Management are eligible to a maximum conditional performance stock option grant, under the conditions set forth in the 2004 Remuneration Policy, with a value equal to 25% of their base salary. The number of performance stock options in relation to this amount is determined on the day of publication of the 2004 annual results (in 2005). The value on the basis of the binomial method equals Euro 2.65 per performance stock option. The ultimately awarded number of performance stock options is determined upon achievement of the 2005 target.

	Number of performance stock options which will be
	awarded in 2006 for 2005 actual achievement

E. Meurice	57,770
P.T.F.M. Wennink	32,379
M.A. van den Brink	40,473
D.P. Chavoustie	33,857
K. Fuchs	6,113	[1]

1      Maximum number relates to period November-December 2005.
Mr. Meurice, being under the new remuneration policy at the time of conditional grant in 2004, was eligible to a maximum conditional performance stock option grant under the conditions set forth in the remuneration policy with a value equal to Euro 37,500. The maximum number of performance stock options in relation to this amount was determined on the day of publication of the 2004 annual results. The maximum number of performance stock options that could be granted equaled 12,500 with a fair value of Euro 3.00. The targets set were fully met. Therefore 12,500 options became unconditional as per January 1, 2005.
Conditional Performance Stock
Members of the Board of Management are eligible to a maximum conditional performance stock award, under the conditions set forth in the 2004 Remuneration Policy, with a value equal to 25% of their base salary. The maximum number of performance stock in relation to this amount is determined on the day of publication of the 2004 annual results (in 2005). The fair value on the basis of the Cox Ross Rubinstein method equals Euro 4.26 per performance stock. The ultimately awarded number of performance stock will be determined over a 3-year period upon achievement of targets set in 2005. These targets are financial and operational performance parameters relating to return on invested capital parameters. Under APB No. 25, the Company accounted for this stock award performance plan as a variable plan. The compensation expenses recorded in the statement of operations for the year ended December 31, 2005 amounts to EUR 0.4 million. The Company’s shareholder’s equity reflects an increase to paid-in-capital as compensation expense is recognized.

	Maximum number of performance stock
	to be awarded in 2008

E. Meurice	36,972
P.T.F.M. Wennink	20,721
M.A. van den Brink	25,902
D.P. Chavoustie	21,668
K. Fuchs	3,912	[1]

1     Maximum number relates to period November—December 2005
Supervisory Board
The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. This annual remuneration is paid out over the past period after the annual General Meeting of Shareholders.
At our annual General Meeting of Shareholders held on March 25, 2003, our shareholders adopted a new remuneration package for Supervisory Board members. The annual remuneration for individual members is EUR 25,000 and for the Chairman EUR 40,000. Additionally, the membership of committees of the Supervisory Board is compensated by an amount of EUR 10,000 per Committee. At our annual General Meeting of Shareholders held on March 24, 2005, our shareholders adopted an additional remuneration package of EUR 5,000 for the Chairman of the audit committee and EUR 10,000 for the US Supervisory Board Member.
During 2004 and 2005, ASML paid out the following amounts to the individual members of the Supervisory Board (in euro):

Year ended December 31	2004	2005
	EUR	EUR

H. Bodt	60,000	70,000
P.H. Grassmann[2]	25,000	25,000
S. Bergsma[1]	45,000	0
J.A. Dekker	35,000	45,000
M.J. Attardo[2]	35,000	35,000
J.W.B. Westerburgen	35,000	45,000
F. Fröhlich[3]	0	35,000
A. van der Poel[3]	0	25,000

[1]	Membership ended March 18, 2004.

[2]	As of December 31, 2004, Mr. Attardo owns 19,290 options on shares of the Company. During 2004, Mr. Attardo exercised 15,432 options on shares of the Company. As of December 31, 2004 and 2005, Mr. Grassmann owns 3,000 shares of the Company.

[3]	Membership started March 18, 2004.
In the first half of 2006, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in euro):

H. Bodt	70,000
P.H. Grassmann	35,000
J.A. Dekker	45,000
OB Bilous[2]	45,000
J.W.B. Westerburgen	45,000
F. Fröhlich	40,000
A. van der Poel	45,000
H.C.J. van den Burg[2]	35,000

[1]	Membership ended March 25, 2005.

[2]	Membership started March 25, 2005.
Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2002. Those securities are not part of members’ remuneration from the Company and are therefore not included.
18. Selected operating expenses and additional information
Personnel expenses for all employees were:

Year ended December 31	2003	2004	2005
(in thousands)	EUR	EUR	EUR

Wages and salaries	326,678	345,026	347,956
Social security expenses	24,640	24,517	27,423
Pension and retirement expenses	23,150	25,850	27,397

Total	374,468	395,393	402,776
The average number of employees from continuing operations during 2003, 2004 and 2005 was 5,323, 5,038 and 5,055, respectively (excluding non-payroll employees). The total number of personnel employed per sector was:

As of December 31	2003		2004	2005

Research and development	1,507		1,401	1,337
Goodsflow	1,184		1,207	1,215
Customer Support	1,717		1,818	1,872
General	518		509	497
Sales	133		136	134

Total continuing operations	5,059		5,071	5,055
Total discontinued operations	119	[1]	0	0

Total number of employees (including non-payroll employees)	5,178		5,071	5,055

[1]	As of January 1, 2004, these employees were transferred to newly incorporated companies of the buyer of ASML’s Thermal business.
In 2003, 2004 and 2005, a total of 2,649, 2,584 and 2,582 employees in the Company’s continuing operations (excluding non-payroll employees), respectively, were employed in the Netherlands.
19. Vulnerability due to certain concentrations
ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of

Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany.
ASML sells a substantial number of lithography systems to a limited number of customers. In 2005, sales to one customer accounted for EUR 609 million or 24 percent of net sales. In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales. As a result of the limited number of customers, credit risk on receivables is concentrated. ASML’s three largest customers accounted for 49 percent of accounts receivable at December 31, 2005, compared to 38 percent at December 31, 2004. Business failure of one of ASML’s main customers may result in adverse effects on its business, financial condition and results of operations.
20. Capital stock
Share capital
ASML’s authorized share capital consists of ordinary shares, cumulative preference shares and priority shares. Currently, only ordinary shares and priority shares are issued.
Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board and the Meeting of Priority Shareholders must approve any issuance of shares.
Ordinary shares
At our annual General Meeting of Shareholders, held on March 24, 2005, the Board of Management was not granted the authorization to issue shares and/or rights thereto. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 23, 2007, representing up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 23, 2006), plus an additional 10 percent of our issued share capital as of the date of authorization (March 23, 2006) that may be issued in connection with mergers and acquisitions.
Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on March 24, 2005, the Board of Management was not granted the authorization, subject to the aforementioned approvals, to limit or eliminate preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to grant this authority through September 23, 2007. At this annual General Meeting of Shareholders, the shareholders will be asked to approve the stock- and option plans for our Board of Management and for our employees separately. Furthermore, at this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be granted for a period of 18 months.
The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 24, 2006 up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 24, 2005) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 23, 2006, our shareholders will be asked to extend this authority through September 23, 2007.
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
As of December 31, 2005, the board members of the Priority Foundation were:
•	Eric Meurice

•	Peter T.F.M. Wennink

•	Henk Bodt

•	Jos W.B. Westerburgen

•	Jan A. Dekker
An overview of the other positions held by the above persons can be obtained at the Company’s office. In the joint opinion of the Company and the foregoing members of the board of the Priority Foundation, the composition of the board conforms with Annex X to the Euronext Rulebook, Book II, Article C.10 of the Listing and Issuing Rules of the Euronext Amsterdam. Article C.10 states that the issuer shall ensure that not more than half of the priority shares are held by managing directors of the issuer or, where the priority shares are held by a legal entity, that no more than half of the number of votes to be exercised in meetings of the foundation in which decisions are made about the exercise of the voting rights of the priority shares, can be exercised, directly or indirectly, by persons who are also managing directors of the issuer. The priority shares are not entitled to dividends but have a preferred right over all other outstanding ordinary shares on the return of their nominal value in the case of winding up the Company. Certain significant corporate decisions and transactions of the Company require the approval of the holders of priority shares. These decisions and transactions include, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.
On January 18, 2006, the Company announced its decision to cancel all issued priority shares and to dissolve the “Stichting Prioriteitsaandelen ASML Holding N.V.”. The cancellation of the priority shares requires an amendment to the Company’s Articles of Association. The proposal for such amendment will be put on the agenda for the Annual General Meeting of Shareholders scheduled on March 23, 2006.
Veldhoven, the Netherlands
January 27, 2006
/s/ Eric Meurice,
Chief Executive Officer
/s/Peter T.F.M. Wennink,
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and its subsidiaries (collectively, the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 (all expressed in euros). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations, comprehensive income and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Accountants B.V.
Eindhoven, the Netherlands
January 27, 2006

Exhibit Index

Exhibit No.	Description

1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 7 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on June 30, 2005 )

2.1	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.75% Convertible Subordinated Notes due 2006 (Incorporated by reference to Exhibit 2.3. of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001)

2.2	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.50 percent Convertible Subordinated Notes due 2010 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)

4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #

4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #

4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.5	Employment Agreement between ASML Holding N.V. and Klaus Fuchs*

4.6	Employment Agreement between ASML Holding N.V. and Eric Meurice (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)

4.7	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)

4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to exhibit 4.4 to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003) (File No. 333-109154)

4.9	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #

4.10	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #

4.12	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))

4.13	Consultancy Agreement between ASML Holding N.V. and David Chavoustie *

8.1	List of Material Subsidiaries*

12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*

13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Accountants B.V.*

* Filed at the Commission herewith
# Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission