Form 20-F
period 2006-12-31
ASML HOLDING NV
filed 2007-01-26
CIK 937966

Securities and Exchange Commission
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006
Commission file number 025566
ASML HOLDING N.V.
(Exact Name of Registrant as Specified in Its Charter)
THE NETHERLANDS
(Jurisdiction of Incorporation or Organization)
DE RUN 6501
5504 DR VELDHOVEN
THE NETHERLANDS
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to
Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares	Nasdaq Global Select Market
(nominal value EUR 0.02 per share)	Euronext Amsterdam N.V.
Securities registered or to be registered pursuant to
Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
477,099,245 Ordinary Shares
(nominal value EUR 0.02 per share)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes (✓) No ( )
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ( ) No (✓)
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding
12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes (✓) No ( )
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer (✓) Accelerated filer ( ) Non-accelerated filer ( )
Indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ( ) Item 18 (✓)
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ( ) No (✓)
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

Contents

Part I

4 Item 1 Identity of Directors, Senior Management and Advisors

4 Item 2 Offer Statistics and Expected Timetable

4 Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

12 Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment

19 Item 4A Unresolved Staff Comments

19 Item 5 Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

36 Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

42 Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

44 Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes
ASML ANNUAL REPORT 2006

45 Item 9 The Offer and Listing
A. Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

46 Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

51 Item 11 Quantitative and Qualitative Disclosures About Market Risk

53 Item 12 Description of Securities Other Than Equity Securities

Part II

54 Item 13 Defaults, Dividend Arrearages and Delinquencies

54 Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

54 Item 15 Controls and Procedures

54 Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Part III

57 Item 17 Financial Statements

57 Item 18 Financial Statements

57 Item 19 Exhibits
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 13.1
EXHIBIT 15.1
ASML ANNUAL REPORT 2006

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
Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under Item 3.D. “Risk Factors” and those detailed from time to time in our other filings with the United States Securities and Exchange Commission (the “Commission” or the “SEC”). These forward-looking statements are made only as of the date of this annual report on Form 20-F. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Presentation of Financial and Operational Information
On December 18, 2002, we announced our decision to divest our Thermal business, including related customer support activities, and the termination of our manufacturing activities in the Track business. As a result of this decision, our consolidated financial statements for each of the three years ended December 31, 2006, our selected financial data for each of the five years ended December 31, 2006 and the financial and operational information presented in this annual report on Form 20-F present these businesses as discontinued operations, instead of as a separate segment as they had been reported prior to the divestiture announcement.
Item 1 Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2 Offer Statistics and Expected Timetable
Not applicable.
Item 3 Key Information
A. Selected Financial Data
The following selected consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements.”
ASML ANNUAL REPORT 2006

Five-Year Financial Summary

Year ended December 31	2002	2003	2004	2005	2006
(in thousands, except per share data)[1]	EUR	EUR	EUR	EUR	EUR

Consolidated statements of operations data
Net sales	1,958,672	1,542,737	2,465,377	2,528,967	3,597,104
Cost of sales	1,491,068	1,173,955	1,559,738	1,554,772	2,135,086

Gross profit on sales	467,604	368,782	905,639	974,195	1,462,018
Research and development costs	324,419	305,839	352,920	347,901	413,708
Research and development credits	(26,015)	(19,119)	(21,961)	(24,027)	(27,141)
Selling, general and administrative expenses	263,243	212,609	201,629	201,204	204,799
Restructuring and merger and acquisition costs (credits)	0	24,485	(5,862)	0	0

Income (loss) from operations	(94,043)	(155,032)	378,913	449,117	870,652
Interest income (expense), net	(36,781)	(29,149)	(16,073)	(14,094)	(854)

Income (loss) from continuing operations before income taxes	(130,824)	(184,181)	362,840	435,023	869,798
(Provision for) benefit from income taxes	42,779	59,675	(127,380)	(123,559)	(245,109)

Income (loss) from continuing operations	(88,045)	(124,506)	235,460	311,464	624,689
Loss from discontinued operations before income taxes	(183,624)	(59,026)	0	0	0
Benefit from income taxes	63,846	23,316	0	0	0

Loss from discontinued operations	(119,778)	(35,710)	0	0	0

Net income (loss)	(207,823)	(160,216)	235,460	311,464	624,689

Earnings per share data[2]
Basic net income (loss) from continuing operations per ordinary share	(0.18)	(0.26)	0.49	0.64	1.32
Basic net loss from discontinued operations per ordinary share	(0.26)	(0.07)	0.00	0.00	0.00
Basic net income (loss) per ordinary share	(0.44)	(0.33)	0.49	0.64	1.32
Diluted net income (loss) per ordinary share	(0.44)	(0.33)	0.49	0.64	1.27

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	476,866	482,240	483,380	484,103	474,860
Diluted	476,866	482,240	484,661	542,979	503,983

1	The selected consolidated data for all periods reflect the effects of our decision in December 2002 to discontinue our Track business and divest our Thermal business which we substantially divested in October 2003.
2	The calculation of the number of ordinary shares used in computing diluted net income per ordinary share (i) in 2002, 2003 and 2004 does not assume conversion of ASML’s outstanding Convertible Subordinated Notes and (ii) in 2002 and 2003 does not assume the exercise of options issued under ASML’s stock option plans, as such conversions and exercises would have an anti-dilutive effect.
ASML ANNUAL REPORT 2006

As of December 31	2002	2003	2004	2005	2006
(in thousands)	EUR	EUR	EUR	EUR	EUR

Consolidated balance sheets data
Cash and cash equivalents	668,760	1,027,806	1,228,130	1,904,609	1,655,857
Working capital[3]	1,662,570	1,463,308	1,868,871	1,785,836	2,244,625
Total assets	3,301,688	2,868,282	3,243,766	3,756,023	3,951,035
Long-term liabilities	1,233,398	1,040,556	1,039,023	624,203	613,167
Total shareholders’ equity	1,315,516	1,141,207	1,391,602	1,711,837	2,156,455
Capital stock	9,644	9,651	9,675	9,694	10,051

Consolidated statements of cash flows data
Purchases of property, plant and equipment	(89,282)	(48,567)	(74,979)	(72,660)	(70,619)
Depreciation, amortization and impairment	186,686	156,900	93,144	98,881	104,446
Net cash provided by (used in) continuing operating activities	(61,127)	532,659	257,147	713,511	477,507
Net cash provided by (used in) discontinued operating activities	(121,039)	12,736	(5,880)	(2,018)	0
Net cash provided by (used in) total operating activities	(182,166)	545,395	251,267	711,493	477,507
Net cash used in continuing investing activities	(72,876)	(49,028)	(60,398)	(60,803)	(65,523)
Net cash used in discontinued investing activities	(6,434)	0	0	0	0
Net cash used in total investing activities	(79,310)	(49,028)	(60,398)	(60,803)	(65,523)
Net cash provided by (used in) continuing financing activities	21,427	(68,156)	18,871	2,879	(647,957	) [6]
Net cash provided by (used in) discontinued financing activities	0	0	0	0	0
Net cash provided by (used in) total financing activities	21,427	(68,156)	18,871	2,879	(647,957	) [6]
Net increase (decrease) in cash and cash equivalents	(241,918)	359,046	200,324	676,479	(248,752)

Ratios and other data
Increase (decrease) net sales (in percent)	23.2	(21.2)	59.8	2.6	42.2
Gross profit as a percentage of net sales	23.9	23.9	36.7	38.5	40.6
Income (loss) from operations as a percentage of net sales	(4.8)	(10.0)	15.4	17.8	24.2
Net income (loss) as a percentage of net sales	(4.5)	(8.1)	9.6	12.3	17.4
Shareholders’ equity as a percentage of total assets	39.8	39.8	42.9	45.6	54.6
Backlog of new systems (in units) at year end	103	103	119	86	153
Backlog of used systems (in units) at year end	7	21	12	9	10
Backlog of systems (in units) at year end	110	124	131	95	163
Sales of systems (in units)	205	169	282	196	266
Number of employees at year end for continuing operations	5,971	5,059	5,071	5,055	5,594
Number of ordinary shares outstanding (in thousands) at year end	482,182	482,514	483,676	484,670	477,099
Share price ASML at year end[4]	7.96	15.72	11.81	16.90	18.84
Volatility % ASML shares (260 days)[5]	89.0	60.9	37.4	26.0	28.08

3	Working Capital is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.
4	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam N.V. (Source: Bloomberg)
5	Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam N.V. as measured over the last 260 business days of each year presented (Source: Bloomberg).
6	Net cash used in financing activities includes an amount of EUR 678 million with respect to 2006 share buyback programs.
ASML ANNUAL REPORT 2006

Exchange Rate Information
We publish our consolidated financial statements in euro. In this Annual Report, references to “€”, “EUR” or “euro” are to euro, and references to “$”, “dollars”, “U.S. dollars”, “U.S. dollar”, “USD” or “US$” are to United States dollars. Solely for the convenience of the reader, certain U.S. dollar amounts have been translated into euro amounts using an exchange rate in effect on December 31, 2006 of US$ 1.00 = EUR 0.75930.
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

						January 24
Calendar period	2002	2003	2004	2005	2006	2007

Period End	1.05	1.26	1.35	1.18	1.32	1.30
Average[1]	0.95	1.13	1.24	1.24	1.26	1.30
High	1.05	1.26	1.36	1.35	1.33	1.33
Low	0.86	1.04	1.18	1.17	1.19	1.29

1	The average of the Noon Buying Rates on the last business day of each month during the period presented.

	July	August	September	October	November	December	January 24
Months of	2006	2006	2006	2006	2006	2006	2007

High	1.28	1.29	1.28	1.28	1.33	1.33	1.33
Low	1.25	1.27	1.26	1.25	1.27	1.31	1.29

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
ASML ANNUAL REPORT 2006

require significant lead time to complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues and damage to customer relationships.
Conversely, in an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the number of lithography systems we must sell in a year to achieve net income. If we are unable to lower costs in an industry downturn, our net income may decline significantly. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices, which has had in the past, and could have in the future, a material adverse effect on our business, financial condition and results of operations.
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
In addition, we may invest considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”), that our customers may not ultimately adopt. If our customers do not adopt these new technologies, products or product enhancements that we develop due to a preference for more established technologies and products or for other reasons, we would not recoup any return on our investments in these technologies or products, which may result in charges to our statement of operations and materially and adversely affect the future growth of the Company.
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
Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview, Intellectual Property” and Note 14 to our consolidated financial statements.
The costs to develop new systems, in particular photolithography systems, are extremely high and accordingly, the photolithography equipment industry is characterized by fierce competition among a few suppliers. ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate.
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
ASML ANNUAL REPORT 2006

Industry Alliances May Not Select our Equipment
Increasingly, our customers are entering into alliances or other forms of cooperation with one another to expedite the development of processes and other manufacturing technologies. One of the results of such a form of cooperation may be the definition of a system or particular tool set for a certain function or a series of process steps that use a specific set of manufacturing equipment. These decisions could work to our disadvantage if a competitor’s equipment becomes the standard equipment for such function or process. Even if ASML’s equipment was previously used by a customer, that equipment may be displaced in current and future applications by the equipment standardized by the form of cooperation. These forms of cooperation may have a material adverse effect on our business, financial condition and results of operations.
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
The number of photolithography systems we have been able to produce has occasionally been limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview, Manufacturing, Logistics and Suppliers.”
In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV,” used in our high resolution steppers and Step & Scan systems, are available from only a limited number of suppliers. In particular, we rely heavily on Cymer, Inc., a United States based company, to provide excimer laser illumination systems.
Although the timeliness, yield and quality of deliveries to date from our other subcontractors generally have been satisfactory, manufacturing of certain of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and delays caused by suppliers may occur in the future. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.
A High Percentage of Net Sales Is Derived from a Few Customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. While the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2006, sales to one customer accounted for EUR 730 million, or 20 percent of net sales, compared to EUR 609 million, or 24 percent of net sales, in 2005. The loss of any significant customer or any reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.
Additionally, as a result of the limited number of our customers, credit risk on our receivables is concentrated. Our three largest customers accounted for 35 percent of accounts receivable at December 31, 2006, compared to 49 percent at December 31, 2005. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.
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
ASML ANNUAL REPORT 2006

In order for the market to accept technology enhancements, our customers, in many cases, must upgrade their existing technology capabilities. Such upgrades from established technology may not be available to our customers to enable volume production using our new technology enhancements. This could result in our customers not purchasing, or pushing back or canceling orders for our technology enhancements, which could negatively impact our business, financial condition and results of operations.
We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (266 units in 2006; 196 units in 2005), with an average selling price (“ASP”) in 2006 of EUR 12.1 million (EUR 14.0 million for new systems and EUR 3.2 million for used systems) and ASP in 2005 of EUR 11.4 million (EUR 13.5 million for new systems and EUR 2.9 million for used systems). As a result, the timing of recognition of revenue from a small number of transactions may have a significant impact on our net sales and other operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	the highly cyclical semiconductor business industry;
•	unanticipated shipment rescheduling;
•	cancellation or order push back by customers;
•	unexpected manufacturing difficulties; and
•	delays in deliveries by suppliers,
may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or our expected net sales, and would have a material adverse effect on our operating results for that period.
In particular our published quarterly earnings have varied significantly from quarter to quarter and may vary in the future for the reasons discussed above.
Failure to Adequately Protect the Intellectual Property Rights upon Which We Depend Could Harm Our Business
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that these measures will be inadequate:

•	intellectual property laws may not sufficiently support our proprietary rights or may adversely change in the future;
•	patent rights may not be granted or construed as intended;
•	patent rights will expire;
•	the steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	third parties may be able to develop or obtain patents for similar competing technology.
In addition, litigation may be necessary in order to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.
Defending Against Intellectual Property Claims by Others Could Harm Our Business
In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology and manufacturing our products, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.
We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims by others, which may have a material adverse effect on our business, financial condition and results of operations.
We Are Subject to Risks in Our International Operations
The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those markets, including the following:

•	potentially adverse tax consequences;
•	unfavorable political or economic environments;
•	unexpected legal or regulatory changes; and
•	an inability to effectively protect intellectual property.
ASML ANNUAL REPORT 2006

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.
In particular, approximately 20 percent of our 2006 revenues and approximately 18 percent of our 2005 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.
We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut, United States. These facilities are subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations.
Because of Labor Laws and Practices, Any Workforce Reductions That We May Wish to Implement In Order To Reduce Costs Company-Wide May Be Delayed or Suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to certain formal procedures, which can delay, or may result in the modification of our planned workforce reductions. For example, in the Netherlands, if our Works Council does not agree with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Netherlands Court. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors. See Item 6.D. “Employees.”
Non-compliance with or a Change in Environmental Laws and Regulations Could Harm Our Results of Operations
We are subject to Netherlands and foreign environmental regulations in areas such as energy resource management, use, storage, discharge and disposal of hazardous substances, recycling, clean air, water protection and waste disposal. Although we believe that we are in general compliance with these regulations and do not use large quantities of hazardous substances in our manufacturing processes, if we do not take adequate measures to comply with these regulations in the course of our ordinary business operations, or if there is a significant change in the environmental laws or regulations that affect our business, there could be a material adverse effect on our business, financial condition and results of operations.
Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations
We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro as we incur manufacturing costs and price our systems predominantly in euro while a portion of our net sales and cost of sales is denominated in U.S. dollars and Japanese yen.
In addition, a substantial portion of our assets and liabilities and operating results are denominated in U.S. dollar, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our consolidated financial statements are expressed in euro. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in various exchange rates.
Furthermore, a strengthening of the euro particularly against the Japanese Yen could lead to intensified price-based competition in those markets that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.
Also see Item 5.A. “Operating Results, Foreign Exchange Management,” Item 5.F. “Tabular Disclosure of Contractual Obligations,” Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 4 to our consolidated financial statements.
We May Be Unable to Make Desirable Acquisitions or to Integrate Successfully Any Businesses We Acquire
Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.
ASML ANNUAL REPORT 2006

Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our staff from monitoring and improving operations in our existing business. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.
Our Business and Future Success Depend on Our Ability to Attract and Retain Sufficient, Educated and Skilled Employees
Our business and future success significantly depends upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel, which could adversely affect our business, financial condition and results of operations.
Risks Related to Our Ordinary Shares
The Price of Our Ordinary Shares is Very Volatile
The current market price of our ordinary shares may not be indicative of prices that will prevail in the future. In particular, the market price of our ordinary shares has in the past experienced significant fluctuation, including fluctuation that is unrelated to our performance. This fluctuation may continue in the future.
Restrictions on Shareholder Rights May Dilute Voting Power
Our Articles of Association provide that we are subject to the provisions of Netherlands law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our Supervisory Board than if we were incorporated in the United States.
We also have a class of protective cumulative preference shares (the “Preference Shares”) and have granted to “Stichting Preferente Aandelen ASML”, a Netherlands foundation, an option to acquire from us, at their nominal value of EUR 0.02 per share, a number of preference shares equal to the number of ordinary shares outstanding at the time of option exercise. This effectively would dilute by one half the voting power of our outstanding ordinary shares, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.
See further Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association”.
Item 4 Information on the Company
A. History and Development of the Company
We commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Italy, France, Germany, the United Kingdom, Ireland, Belgium, Korea, Taiwan, Singapore, China (including Hong Kong), Japan, Malaysia and Israel. In 2001, we changed our name from ASM Lithography Holding N.V. to ASML Holding N.V. Our registered office is located at De Run 6501, 5504 DR Veldhoven, the Netherlands, telephone +31 40 268 3000.
In May 2001, we merged with SVG (now part of ASML US, Inc.), a company that was active in the Lithography, Track and Thermal businesses. In December 2002, we announced the termination of our manufacturing activities in the Track business and the divestiture of our Thermal business. In October 2003, we substantially completed the divestiture of our Thermal business.
Capital Expenditures and Divestitures
Our capital expenditures for 2006, 2005 and 2004 amounted to EUR 99.4 million, EUR 79.8 million and EUR 111.3 million, respectively. The related cash outflows for 2006, 2005 and 2004 amounted to EUR 70.7 million, EUR 74.0 million and EUR 75.5 million, respectively. Our capital expenditures consist of purchases of machinery and equipment (e.g. prototypes, demonstration systems and training systems), information technology investments, leasehold improvements to our facilities and licenses of patents related to lithography equipment. Substantially all capital expenditures in these periods have been made in The Netherlands.
ASML ANNUAL REPORT 2006

Our Veldhoven headquarters is financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements. All other current capital expenditures are financed internally.
Divestitures within continued operations, principally comprising machinery and equipment (more specifically, demonstration systems and training systems), amounted to EUR 5.6 million for 2006, EUR 30.3 million for 2005 and EUR 36.2 million for 2004. See Note 9 to our consolidated financial statements.
B. Business Overview
We are one of the world’s leading providers of advanced technology systems for the semiconductor industry, based on revenue and market share. We offer an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits (“semiconductors” or “ICs”). We supply lithography systems to IC manufacturers throughout the United States, Asia and Europe and also provide our customers with a full range of support from advanced process and product applications knowledge to complete round-the-clock service support.
Our Business Model
Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

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
Our TWINSCAN product platform was introduced in July 2000 and applies the production-proven elements of our PAS 5500 product family to the industry shift toward larger (300 millimeter) wafers. In 2003, the TWINSCAN platform became the vehicle to introduce improved resolution products both for 300 millimeter and 200 millimeter wafer size factories. Our PAS 5500 product family, which supports a maximum wafer size of 200 millimeters in diameter, comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV (including 248 nm and 193 nm wavelengths) processing of wafers. In the third quarter of 2006, we shipped our 500th TWINSCAN system, demonstrating the acceptance of the TWINSCAN platform as the semiconductor industry’s standard for 300-millimeter lithography. In 2006 we gained 7 new customers with orders for 200 and 300 millimeter systems.
In 2005, we intensified our research and development on immersion lithography as we believed this was the most probable solution to lower the manufacturing cost per wafer while increasing resolution. In 2006 we shipped an additional 23 immersion systems bringing the total of immersion systems shipped at 36.
In 2006, we reached a milestone in our EUV program. EUV combines a wavelength of 13.5 nm and a lens system with an initial numerical aperture (“NA”) of 0.25 to provide imaging at a resolution of 40 nm. EUV will provide a large process window compared to today’s approaches and we expect it to be a multi-generation lithography solution. In the third quarter of 2006,
ASML ANNUAL REPORT 2006

ASML shipped the industry’s first EUV Alpha Demo Tools to research and development institutions located in Albany, New York (United States of America) and Leuven (Belgium), where potential customers can conduct early research and development. The launch of systems for volume applications is planned for 2009.
We are also performing research and development on maskless lithography (the mask contains the pattern which is imaged onto the wafer). Maskless lithography is one of the possible solutions for managing increasing mask cost, which is becoming a dominant factor in bringing new semiconductor designs to market for advanced technology nodes. Designs resulting in small quantities of wafers produced, designs with many changes or designs that require a fast time-to-market will particularly benefit from this technology. In December 2004, Micronic Laser Systems AB (“Micronic”) and ASML agreed to a license agreement relating to the development of optical maskless lithography technology for semiconductor manufacturing.
Products
We develop lithography systems for the semiconductor industry and related technologies. Our product development strategy focuses on the development of product families based on a modular, upgradeable design.
Our older PAS 2500 and PAS 5000 systems, which we no longer manufacture but refurbish, are used for g-line and i-line processing of wafers up to 150 millimeters (“mm”) in diameter and are employed in manufacturing environments and in special applications for which design resolutions no more precise than 0.5 microns are required.
Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep Ultra Violet (“UV”) processing of wafers up to 200 mm in diameter. In mid-1997, we introduced the PAS 5500 Step & Scan systems with improved resolution and overlay. Since then, we have further developed and expanded this Step & Scan product family. This modular upgradeable design philosophy has been further refined and applied in the design of our most advanced product family, the TWINSCAN platform, which is the basis for our current and next generation Step & Scan systems, producing wafers up to 300 mm in diameter and capable of extending shrink technology beyond 45 nm.
For processing of 200 mm wafers using step-and-scan technology, the PAS 5500 series is the most suitable product range. We offer PAS 5500 systems based on i-line (using light with a 365-nm wavelength), KrF (using light with a 248-nm wavelength) and ArF (using light with a 193-nm wavelength) technology. For 200 mm high end applications we also offer TWINSCAN ArF tools.
For processing of 300 mm wafers, we offer TWINSCAN systems based on i-line, KrF and ArF technology. In 2003, we introduced the second generation of TWINSCAN systems based on the XT body with a reduced footprint and a 50 percent reduction in the main production area occupied by our system. In 2004, we shipped our first lithography systems based on immersion technology. These shipments marked the delivery of the industry’s first high productivity immersion scanners for production applications. We are the leader in the innovation of immersion technologies and we were the world’s first producer of dual-stage design (TWINSCAN) systems. Wafer measurement, including focus and alignment, is completed on the dry stage, while the imaging process, using water applied between the wafer and the lens, is completed on the wet stage. The dual-stage advantage of TWINSCAN systems enables our customers to gain the process enhancements of immersion and to continue with familiar and proven metrology technology.
In July 2005, we announced the TWINSCAN XT:1700i, a 193-nm immersion scanner capable of imaging at the 45-nm node in volume production environments. This new system has an NA of 1.2, which is substantially higher than the XT:1400 with an NA of 0.93, exceeding the previously perceived, pre-immersion barrier of 1.0. We started volume production of this system in the second quarter of 2006. The XT:1700i allows chipmakers to improve resolution by 30 percent. We believe this new system increases the value of each wafer since better resolution will likely result in more chips being produced per wafer or more functionality per chip. Additionally, we believe the XT:1700i has the highest throughput currently available, 122 wafers per hour, for the 45-nm node.
In July 2006, we announced plans to introduce a next generation immersion system the XT:1900i which set a new industry benchmark of 1.35 NA, which we believe is close to the practical limit for water-based immersion technology. This new system extends optical lithography for volume production to 40 nm and below. ASML expects to begin shipping the XT:1900i by mid 2007.
We also continually develop and sell a range of product options and enhancements designed to increase productivity, imaging and overlay to optimize value of ownership over the entire life of our systems. The table below sets forth our current product portfolio of Steppers and Scan & Step Systems by resolution and wavelength.
ASML ANNUAL REPORT 2006

Current ASML Lithography product portfolio of Steppers and Step & Scan Systems1

Res.[2]	365 nm (i-line)	Res.[2]	248 nm (KrF)	Res.[2]	193 nm (ArF)	Res.[2]	193 nm (ArFi)

700	PAS 5500/22	150	PAS 5500/350	100	PAS 5500/1100 and AT:1100	45	XT:1700i
350	PAS 5500/125 and XT:400	130	PAS 5500/750	90	PAS 5500/1150 and AT:1150	40	XT:1900i
280	PAS 5500/275	130	AT:750 and XT:760	80	AT:1200
280	PAS 5500/400	120	PAS 5500/800	70	XT:1250
280	AT:400	110	PAS 5500/850 and AT:850	65	XT:1400 and XT:1450
220	PAS 5500/450 and XT:450	100	XT:860
		90	XT:875

1	This table does not include the older products sold on the PAS 2500 and PAS 5000 platforms
2	Resolution (“Res.”) refers to the size of line width in nanometers

–	PAS 5500/22/125/250/350 are Stepper systems for wafer sizes of up to 200 mm
–	PAS 5500/400 and up are Step & Scan systems for wafer sizes of up to 200 mm
–	AT and XT are TWINSCAN systems for wafer sizes of up to 200 and 300 mm
–	“i” denotes a system using immersion technology
–	Wavelength refers to the length of light going through projection lens; the shorter the wavelength, the smaller the line width and the finer the pattern on the IC
–	1 nanometer is equal to one billionth of a meter
Sales and Customer Support
We market and sell our products principally through our direct sales staff.
We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems at customer sites. We also offer refurbished and remanufactured tools, system upgrades and enhancements, and technical training.
Our field engineers and applications, service and technical support specialists are based throughout the United States, Europe and Asia.
ASML is currently in the process of establishing the ASML Center of Excellence (“ACE”) in Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long term growth. ACE will feature customer support, training, logistics, development and engineering, refurbishment and semiconductor application development. ACE will also enable sourcing of selected equipment modules, components and services in the region. Finally, ACE will be used as a training center to develop worldwide talent.
Customers and Geographic Markets
In 2006, sales to one customer accounted for EUR 730 million, or 20 percent of net sales, compared to EUR 609 million, or 24 percent of net sales, in 2005. We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular period for the foreseeable future. See Item 3.D. “Risk Factors — A High Percentage of Net Sales Is Derived from a Few Customers” and Note 16 to our consolidated financial statements for a breakdown of our sales by geographic location.
Manufacturing, Logistics and Suppliers
Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the assembly, fine tuning and testing of a finished system from components and subassemblies that are manufactured to our specifications by third parties and by us, and which we test prior to assembly. All of our manufacturing activities (subassembly, final assembly and system testing) are performed in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing” which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.
Our value sourcing strategy is based on the following strategic principles:

•	maintaining long-term relationships with our suppliers;
•	sharing risks and rewards with our suppliers;
•	dual sourcing of knowledge, globally, together with our suppliers; and
•	single, dual or multiple sourcing of products, where possible or required.
ASML ANNUAL REPORT 2006

Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology and total costs.
Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. Total purchased value from Zeiss accounted for between 20 percent and 50 percent of our cost of goods sold, depending on product type. In 2006 approximately 34 percent of our aggregate cost of goods sold was purchased from Zeiss.
Zeiss currently is capable of manufacturing a limited number of lenses and optical components for our stepper and scanner systems and is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. During 2006, we were in some cases constrained by the number of lenses that Zeiss could produce.
If Zeiss is unable to maintain or increase production levels, we might not be able to respond to customer demand. As a result, our relationships with current and prospective customers could be harmed, which would have a material adverse effect on our business, financial condition and results of operations.
Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and later years. These agreements define an exclusive framework for cooperation in all areas of our joint business. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.
Pursuant to these agreements, ASML and Zeiss will continue their strategic alliance until either party provides at least three years’ notice of its intent to terminate. Although we believe such an outcome is unlikely, if Zeiss were to terminate its relationship with us, or if Zeiss were unable to produce lenses and optical components over a prolonged period, we would effectively cease to be able to conduct our business.
In addition to Zeiss, we also rely on other outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies. During 2006, we were in some cases constrained by the number of excimer laser illumination systems that we could obtain from Cymer.
See Item 3.D. “Risk Factors — The Number of Systems We Can Produce Is Limited by Our Dependence on a Limited Number of Suppliers of Key Components.”
Research and Development
The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential for us to maintain our competitive position. To meet this ongoing requirement, we have historically devoted a significant portion of our financial resources to research and development programs and we expect to continue to allocate significant resources to these efforts. In addition, we have established and are currently establishing sophisticated development centers in the Netherlands and the United States of America and Taiwan, respectively. We also work jointly with independent research centers in nano-electronics and nano-technology. Those research centers focus on the next generations of chips and systems.
We apply for subsidy payments in connection with specific development projects under programs sponsored by the Netherlands government, the European Union, the United States and Taiwanese government. Amounts received under these programs generally are not required to be repaid. See our discussions of research and development in Item 5 “Operating and Financial Review and Prospects”, and Note 1 to our consolidated financial statements.
We invested EUR 414 million on research and development in continuing operations in 2006, compared to EUR 348 million in 2005 and EUR 353 million in 2004 (including a charge of EUR 49 million with respect to a cross-license agreement entered into between ASML and Nikon). We are also involved in joint research and development programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license, our jointly developed technology and designs of critical components.
In 2006, our research and development efforts propelled further development of the TWINSCAN platform along with several leading edge technologies, including 248 nm, 193 nm, immersion and EUV. These efforts enabled us to ship the first EUV system to research and development institutions in 2006, a milestone achievement. The continuous drive by our customers for cost reductions has led us to significantly increase the commonality of components of the different models of the TWINSCAN platform. Our research and development activities in 2006 have also led to productivity and performance enhancements for our other product families. Moreover, we have continued our research into the feasibility of maskless technology and started
ASML ANNUAL REPORT 2006

research on extension of ArF immersion with higher index fluid and optical materials. We also started developing technology to support applications of “double patterning”. Double patterning is a resolution enhancement technique that involves splitting a dense circuit pattern into multiple, less-dense patterns. These simplified patterns are then printed sequentially on a target wafer. In between the exposures, the wafer is removed from the exposure system for additional processing. Double patterning improves the achievable resolution and enables the printing of smaller features.
Intellectual Property
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by or for us or, alternatively, to have appropriate licensing in place with respect to such technology. However, we face the risk that such measures will be inadequate. Intellectual property laws may not sufficiently support our proprietary rights, our patent applications may not be granted and our patents may not be construed as intended. Also, competitors may be able to develop or protect similar technology earlier and independently.
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
Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, further made payments of US$ 9 million (approximately EUR 8 million) in both 2005 and 2006, and is obligated to make an additional payment to Nikon of US$ 9 million in 2007. Zeiss made an initial payment to Nikon of US$ 40 million (approximately EUR 32 million) in 2004, further made required payments of US$ 6 million (approximately EUR 4 million) in both 2005 and 2006, and is required to make an additional payment to Nikon of US$ 6 million in 2007. See Item 18 “Financial Statements” for a description of the accounting treatment and Item 10.C. “Material Contracts” for a summary of the ASML-Nikon patent Cross-License Agreement and the ASML-Zeiss Sublicense Agreement.
Patent litigation with Ultratech Stepper, Inc
In May 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit against ASML. Ultratech alleges that ASML is infringing Ultratech’s rights under a United States patent in connection with its manufacture and commercialization in the United States of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment.
Ultratech’s patent infringement claims were tried before a jury in Oakland, California, in May and June of 2005. On June 21, 2005 the jury unanimously determined that each of the patent claims that Ultratech had asserted against ASML was invalid, and thus that ASML was not liable for patent infringement, notwithstanding the jury’s finding that each of these claims was infringed by ASML and certain of its customers. The Court entered judgment in favor of ASML following receipt of the jury verdict.
Ultratech filed motions with the Court seeking to overturn the jury’s finding that the asserted claims of its patent are invalid or, in the alternative, seeking a new trial. The Court denied each of Ultratech’s motions. Ultratech then filed an appeal with the United States Court of Appeals for the Federal Circuit challenging the finding that the asserted claims of Ultratech’s patent are invalid. Briefing is ongoing in connection with this appeal, and no hearing date has been set yet. In the event the appeals court overturns the jury’s finding that the asserted claims of Ultratech’s patent are invalid and ASML is held to infringe any valid claims of Ultratech’s patent, it could result in a substantial damages award and an injunction that could substantially restrict or prohibit ASML’s sales in the United States, either of which could have a material adverse effect on the Company’s financial position and results of operations.
Arbitration with Aviza Technology
On December 1, 2006, Aviza Technology (“Aviza”) initiated arbitration proceedings against ASML Holding N.V., ASML U.S., Inc. and various other affiliates and subsidiaries (collectively, the “ASML parties”). Aviza’s arbitration demand alleges that the ASML parties engaged in fraud and made negligent misrepresentations or omissions in connection with a 2002 license agreement between ASML and IPS, Ltd. that was assigned to Aviza in connection with the 2003 divestiture of ASML’s Thermal Division.
ASML ANNUAL REPORT 2006

We believe that there are meritorious defenses to Aviza’s allegations, and we intend to vigorously defend ourself in the arbitration proceeding, and accordingly, that the outcome of the proceeding will not have a material adverse effect on our financial position or results of operations. However, there can be no assurance that ASML will prevail, given the inherently uncertain nature of arbitration proceedings. If Aviza were to prevail, it could result in a substantial damages award and have a material adverse effect on our financial position and results of operations.
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
Government Regulation
Our business is subject to direct and indirect regulation in each of the countries in which our customers or we do business. As a result, changes in various types of regulations could affect our business adversely. The implementation of new technological or legal requirements could impact our products, or our manufacturing or distribution processes, and could affect the timing of product introductions, the cost of our production, and products as well as their commercial success. Moreover, environmental and other regulations that adversely affect the pricing of our products could adversely affect our results of operation. The impact of these changes in regulation could adversely affect our business even where the specific regulations do not directly apply to us or to our products.
Share Purchase Agreement Brion Technologies, Inc.
On December 19, 2006 we announced the intended acquisition of 100 percent of the outstanding shares of Brion Technologies, Inc. (“Brion”). Subject to approval by regulatory authorities, closing is expected in the first quarter of 2007. Pursuant to the sale and purchase agreement, Brion shareholders will receive total consideration of USD 270 million (approximately EUR 203 million) in cash.
Brion was incorporated in 2002 and is a leader in the field of computational lithography which encompasses design verification, reticle enhancement technologies and optical proximity correction. Brion designs, develops and markets computational lithography technology enabling semiconductor manufacturers to simulate the realized pattern of integrated circuits and to correct the mask pattern that could compromise the manufacturing process and reduce yield. The software technology behind its products is a hardware accelerated, image-based data and simulation engine which has been designed for the tasks of lithography modeling and database handling.
Brion’s largest customers are principally semiconductor manufacturers in Asia, Europe and North America. Brion currently employs approximately 130 employees worldwide which are mainly located in the United States and China.
Brion has its headquarter in Santa Clara, California (United States) with subsidiaries in Cayman Islands, Japan and China.
C. Organizational Structure
ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a direct wholly-owned subsidiary, are as follows:
See Exhibit 8.1 for a list of our material subsidiaries.
ASML ANNUAL REPORT 2006

D. Property, Plants and Equipment
We principally obtain and operate our facilities under operating leases. However, we also own a limited number of buildings. The book value of the buildings used in our continuing operations and owned by us amounted to EUR 59 million as of December 31, 2006 compared to EUR 76 million as of December 31, 2005.
In support of our expected growth, we plan to invest an additional EUR 150 million in capital expenditures in 2007 to expand our capacity worldwide, bringing the total amount of planned capital expenditures for the year to EUR 250 million. A substantial part of these expenditures is allocated to expanding our facilities in Veldhoven, the Netherlands with 6,000 square meters of clean room and office space. This expansion will offer the extra space and facilities necessary to accommodate our current production levels as well as support continued growth in the long term. The completion of the additional clean room facilities and central utilities is expected before the end of 2007; whereas, the complete building (including office space) is expected to be completed in the first half of 2008. We intend to fund the related capital expenditures primarily with cash on hand and/or cash generated through operations.
See also Item 4.A. “History and Development of the Company, Capital Expenditures and Divestitures” and Item 5.B. “Liquidity and Capital Resources” and Note 9 to our consolidated financial statements.
During 2006 our facilities were generally utilized above normal capacity.
Facilities in Europe
Our headquarters, applications laboratory and research and development facilities are located in a 120,000 square meter state-of-the-art facility in the Netherlands, of which 65,000 square meters is used as office space and 55,000 square meters is used for manufacturing and research and development activities. We lease the majority of these facilities through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven are financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 12 to our consolidated financial statements. We also lease several sales and service locations across Europe.
Facilities in the United States
We maintain lithography research, development and manufacturing operations in a 27,142 square meter facility in Wilton, Connecticut. Our American headquarters and American training facilities are located in two buildings, comprising an 8,840 square meter office building space and a 10,485 square meter training space in Tempe, Arizona. We also lease several sales and service locations across the United States.
Facilities in Asia
Our Asian headquarters are located in a 250 square meter office space in Hong Kong. We also lease and own several sales and service/training locations across Asia.
Item 4A Unresolved Staff Comments
Not applicable.
Item 5 Operating and Financial Review and Prospects
Executive Summary
Introduction
ASML is the world’s leading provider of lithography systems that are critical to the production of ICs or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia.
In 2006, we generated net sales of EUR 3,597 million and income from operations of EUR 871 million or 24.2 percent of net sales. Net income in 2006 amounted to EUR 625 million or 17.4 percent of net sales, representing EUR 1.32 per share.
We employed approximately 5,600 employees and operated in 14 countries through over 60 sales and service locations.
In the executive summary below we provide an update of the semiconductor equipment industry, followed by our business strategy and a discussion of our key performance indicators.
ASML ANNUAL REPORT 2006

Semiconductor equipment industry update
Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities has resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that these long term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.
Lithography equipment is used to imprint complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The imprinting process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost efficient enhancements to production technology.
The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML, Nikon and Canon. ASML is the world’s leading provider of lithography equipment with a market share based on revenue of 61 percent in 2006 up from 57 percent in 2005 according to the latest available data up to and including November 2006 as reported by SEMI, an independent semiconductor industry organization.
Nikon and Canon are the dominant suppliers in the Japanese market-segment, which accounts for a significant portion of worldwide semiconductor production. This market-segment historically has been difficult for non-Japanese companies to penetrate. Since 2004, we have been increasing our service, sales and marketing operations in Japan to serve our growing customer base. In 2006, we further strengthened our long term market development strategy in Japan. Our customer base there grew from 6 customers in 2005 to 8 customers in 2006. In 2006, 7 percent of our net system sales was generated by Japanese customers.
Total lithography equipment shipped by the industry as a whole in the five years ended December 31, 2005 is set forth in the following table:

Year ended December 31	2001	2002	2003	2004	2005

Total units shipped	789	413	456	694	536
Total value (in millions USD)	3,792	2,817	3,229	5,268	4,988

(Source: Gartner Dataquest)
In 2006, the semiconductor industry experienced significant growth, as it had in 2005, due to significant growth in semiconductor unit demand among other things resulting in a strong capacity build-up by our customers, especially in flash memory. During this period, our customers increased both high-volume production and leading-edge for respectively 65nm and 45nm IC manufacturing.
Business strategy
Our business strategy is based on achieving and reinforcing technological leadership in semiconductor lithography, resulting in the delivery of superior value of ownership for our customers while achieving top financial performance in our segment. We implement this strategy through customer focus, aggressive investment in research and development, and operational excellence.
Customer focus
We serve different types of chipmakers by ensuring that our products provide premium value for the various semiconductor market segments, including memory, integrated device manufacturers, and foundries or made-to-order chip contractors.
Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, 16 are our customers. We also have a significant market share of customers below the top 20. We strive for continued growth in both segments.
In 2006, we achieved top customer satisfaction ratings among large suppliers of semiconductor wafer processing equipment, according to VLSI Research, an independent industry research firm that surveyed customers representing 95 percent of the world’s total semiconductor market. Our satisfaction ratings by customers surpassed every lithography competitor for the fourth year in a row.
We plan to expand our market share by increasing our investments in Japan, which is a market that historically has been dominated by our competitors. In 2006, we continued our long-term market development strategy in Japan, and we now have eight customers there.
ASML ANNUAL REPORT 2006

We also intend to expand our business scope as ASML pursues hardware technologies and new product opportunities in fields adjacent to and complementary with our core semiconductor lithography competence.
Aggressive investment in research and development
Our product range for steppers and advanced Step & Scan systems spans all the industry’s current wavelengths for both 200- and 300-millimeter wafers.
Supported by our financial performance, research and development expenses in 2006 increased by 19 percent compared with 2005, as we accelerated new developments and advanced our development of immersion and EUV technologies. This operating decision was made possible by leveraging our outsourcing strategy, which continues to enable us to rapidly and efficiently adjust our cost structure throughout a cycle while making use of leading edge capabilities in our supply chain.
Since 2000, we have offered the industry’s only dual-stage wafer imaging platform — the TWINSCANtm system — which allows exposure of one wafer while simultaneously measuring the wafer that will be exposed next. This unique capability translates into the industry’s highest throughput, enabling reduced cost-per-exposure per wafer. In the third quarter of 2006, we shipped our 500th TWINSCAN system, demonstrating the acceptance of the TWINSCAN platform as the semiconductor industry’s standard for 300 mm lithography.
In 2006, we expanded our immersion product suite by introducing the industry’s most advanced lithography system, the ASML TWINSCAN XT:1900i. Our innovative immersion lithography replaces the air over the wafer with fluid, enhancing focus and enabling circuit line-width to shrink to even smaller dimensions. The new XT:1900i system extends optical lithography for volume production to 40nm and below. Since the fourth quarter of 2004, we have shipped 36 immersion systems to customers in three continents, marking our continued immersion technological leadership.
In December 2006, we announced ASML’s newest TWINSCAN system, the XT:1450, an advanced 193-nm exposure tool targeted for high volume manufacturing that extends dry 193-nm technology to sub-60-nm. It can also be used by customers to support development of 32-nm node processes using double patterning techniques. Double patterning represents a bridge between current lithography technology and next generation extreme ultra violet (EUV) technology.
In parallel, we are developing EUV technology. In the third quarter of 2006, we shipped the industry’s first EUV Alpha Demo Tools to research and development institutions located in Albany, New York (United States) and Leuven (Belgium) where potential customers can conduct early stage research and development.
Operational excellence
We strive to sustain our business success based on our technological leadership by continuing to execute well on our fundamental operating strategy, including reduction in lead time while improving our cost competitiveness. Lead time is the time from a customer’s order to a tool’s delivery.
Our business strategy includes outsourcing the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and shared risk and reward. Value sourcing also allows the necessary flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.
We strive to improve efficiencies in our own operations on an ongoing basis: addressing our cost structure and strengthening our capability to generate cash. We have been successful at progressively enhancing the value of ownership of our products while increasing margins and boosting cash generation through gains in manufacturing productivity and reductions in cycle time.
In the first quarter of 2006, we expanded our capability to manufacture lithography systems in Veldhoven, the Netherlands, by introducing a flexible labor model. It reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our high tech work force in manufacturing facilities located in Veldhoven, we can shorten lead time: a key driver of added value for customers. It also reduces our working capital requirements.
ASML ANNUAL REPORT 2006

ASML operations update on key performance indicators
The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31
(in millions, except market	2004		2005		2006
share and systems)	EUR		EUR		EUR

Growth
Market share (based on revenue)	53%		57%		61%[3]
Net sales	2,465		2,529		3,597
Systems shipped (value)	2,175		2,228		3,229
Systems shipped (number)	282		196		266
Average selling price	7.7		11.4		12.1
Systems backlog (value)	1,691		1,434		2,146
Systems backlog (number)	131		95		163
Average selling price	12.9		15.1		13.2
Technical achievement:
Immersion systems shipped	3		10		23

Profitability
Gross profit	906	36.7%	974	38.5%	1,462	40.6%
Income from operations[1]	379	15.4%	449	17.8%	871	24.2%
Net income (loss)[1]	235	9.6%	311	12.3%	625	17.4%

Liquidity
Cash and cash equivalents	1,228		1,905		1,656
Net cash[2]	425		1,037		1,276
Operating cash flow	251		711		478

1	In 2004 ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement had the following effects on ASML’s results for the twelve months ended December 31, 2004 (i) an increase of EUR 49 million in our Research and Development costs and consequently a decrease in income from operations; (ii) a decrease of EUR 33 million in net income.
2	Net cash is calculated as the difference between cash and cash equivalents and convertible subordinated notes. Balances of the convertible subordinated notes as of December 31, 2004, 2005 and 2006 are EUR 802.8 million, EUR 867.7 million and EUR 380 million respectively.
3	According to the latest available data up to and including November 2006 as reported by SEMI, an independent semiconductor industry organization.
Growth
We strive to grow to a net sales level of EUR 5 billion in 2010, based on three growth drivers: market growth, market share growth and a broadening of our product and services scope.
We achieved a significant growth in net sales of 42 percent from EUR 2,529 million in 2005 to EUR 3,597 million in 2006. The increase in net sales was mainly resulting from an increased demand for lithography equipment in 2006 by 34 percent (2005: -3 percent), which was ultimately driven by an increased demand for semiconductors in 2006 by 9 percent (2005: 9 percent). In addition we achieved market share growth from 57 percent in 2005 to 61 percent in 2006 (according to the latest available data up to and including November 2006 as reported by SEMI, an independent semiconductor industry organization) as a result of our sustained technological leadership.
The average selling price of our systems increased by 6.1 percent from EUR 11.4 million in 2005 to EUR 12.1 million in 2006. This increase was mainly driven by a change in the product mix reflecting the continuous shift in market demand to our leading edge technology systems (65 nm ramp and immersion start up) with higher ASPs driven by the shrink roadmaps of our customers, partly offset by a growing number of I-line and KrF systems in 2006 reflecting capacity investments by our customers.
As of December 31, 2006, our order backlog was valued at EUR 2,146 million and included 163 systems with an ASP of EUR 13.2 million. As of December 31, 2005 the order backlog was valued at EUR 1,434 million, which included 95 systems with an ASP of EUR 15.1 Million. The decrease in ASP of 14 percent was mainly due to a high number of I-line and KrF systems in the backlog of 2006 pursuant to the shift from leading edge investments in 2005 to both capacity and leading edge investments in 2006 by our customers.
Profitability
We strive to achieve an average income from operations to sales of 15 percent over the industry’s business cycle with 5-10 percent at the downturn point and 20-25 percent at the upturn point.
ASML ANNUAL REPORT 2006

Operating income grew by 94.0 percent from EUR 449 million or 17.8 percent of sales in 2005 to 871 million or 24.2 percent of sales in 2006. This EUR 422 million growth was substantially the result of the increase of gross profit of EUR 488 million or 50.1 percent which was partially offset by an increase in operating expenses of EUR 67 million or 12.6 percent.
Gross profit increased compared to 2005, showing a growth of 50.1 percent from EUR 974 million or 38.5 percent of net sales in 2005 to 1,462 million or 40.6 percent of net sales in 2006. The higher gross profit was principally attributable to an increased market demand for lithography equipment with higher ASPs, decreased product costs resulting from our continuous cost of goods reduction programs and increased manufacturing volumes and related absorption partially offset by a change in product mix.
Operating expenses were EUR 67 million higher in 2006 compared to 2005 due to an increase of both R&D expenses by 63 million and SG&A expenses by EUR 4 million. The increase in R&D expenses by EUR 63 million or 19.4 percent was mainly related to our decision to further accelerate investments in our technological leadership in a time of strong financial performance. For further details regarding Research and development see also Item 4.B “Business Overview” and Item 5 “Operating and Financial Review and Prospects, Business Strategy”.
Net income in 2006 amounted to EUR 625 million, representing EUR 1.32 per share compared with net income of EUR 311 million or EUR 0.64 per share in 2005.
Liquidity
We strive to maintain our strategic target level of EUR 1 billion in net cash, which is comprised of total cash and cash equivalents minus convertible subordinated bonds. To the extent that our net cash exceeds EUR 1 billion and there are no alternative investment opportunities, we intend to return excess cash to our shareholders. As of December 31, 2006 our net cash amounted to EUR 1.3 billion.
Our net cash decreased from EUR 1,905 million as of December 31, 2005 to EUR 1,656 million as of December 31, 2006. We generated cash from operations of EUR 478 million in 2006 offset by a negative cash flow of EUR 648 million from financing activities mainly as result of our 2006 share buy back programs (EUR 678 million) and EUR 66 million cash used in investing activities mainly related to production facilities, equipment and information technology.
A. Operating Results
Critical accounting policies using significant estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, warranty, long-lived assets, inventories, accounts receivable, restructuring, contingencies and litigation, income tax and share-based compensation expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. While we regularly evaluate our estimates and assumptions, actual results may differ from these estimates if these assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.
Revenue recognition
In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
We anticipate that, in connection with future introductions of new technology, we will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we are able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on our results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2006 and 2005 we had no deferred revenue from shipments of new technology. During the three years ended December 31, 2006, no revenue from new technology
ASML ANNUAL REPORT 2006

was recorded that had been previously deferred. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and has occurred on only one occasion since 1999.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services and prepaid service contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”). VSOE is determined based upon the prices that we charge for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts is recognized over the term of the contract.
The deferred revenue balance from installation and training services amounted to approximately EUR 13 million and EUR 27 million, respectively, at December 31, 2006. The deferred revenue balance from prepaid service contracts amounted to approximately EUR 121 million as of December 31, 2006.
We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. These discounts do not relate to future purchases or trade-ins with the exception of volume discounts. From time to time, we offer volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options. The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment. From time to time, we offer free or discounted products or services in connection with a current revenue transaction, which are earned by the customer at a future date only if the customer completes a specified cumulative level of revenue transactions. As the value of these free products or services is insignificant in relation to the value of the transactions necessary to earn these free products or services, a liability is recorded for the cost of these free products or services.
Warranty
We provide standard warranty coverage on our systems for 12 months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty expenses may exceed our estimates, which could lead to an increase in our cost of sales.
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
During 2006 we recorded impairment charges of EUR 17.4 million of which we recorded EUR 14.1 million in cost of sales, EUR 2.0 million in research and development expenses and EUR 1.3 million in selling, general and administrative costs. The impairment charges recorded in 2006 mainly relate to buildings and construction (EUR 10.2 million) and machinery and equipment (EUR 7.1 million). The impairment charges with respect to buildings and construction mainly relate to a subleased building in Japan for which there are insufficient cash flows to support its carrying amount, mainly as a result of a drop in rental income. This drop is caused by a cancellation of one of the subleases and unfavorable real estate market conditions at the location of our Japan building. The impairment was determined based on the difference between the building’s estimated fair value and its carrying amount. The impairment charges with respect to machinery and equipment mainly relate to development, production and field service tooling which were no longer used because the tools no longer meet the today’s technology requirements. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying amount.
See Notes 2, 3 and 9 to our consolidated financial statements.
ASML ANNUAL REPORT 2006

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Inventory provisions are made for slow moving, obsolete or unsaleable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our manufacturing forecast. In determining inventory provisions, we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations. See Note 6 to our consolidated financial statements.
Accounts receivable
A majority of our accounts receivable are derived from sales to large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectibility of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, we take into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as a letter of credit or bank guarantee, before shipping systems to a customer that presents a credit risk. We have not incurred any material accounts receivable credit losses during the past three years. However, we sell a substantial number of systems to a limited number of customers. Our three largest customers accounted for 35 percent of accounts receivable at December 31, 2006, compared to 49 percent at December 31, 2005. An unanticipated business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect our results of operations and financial condition. See Note 19 to our consolidated financial statements.
Restructuring
We apply the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” in order to determine when a liability for restructuring or exit costs should be recognized.
With respect to employee termination costs, we apply SFAS No. 146 in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. We apply SFAS No. 112 for termination benefits that are provided under an ongoing benefit arrangement. SFAS No. 146 provides that a liability for a cost associated with an exit or disposal activity that does not constitute an ongoing benefit arrangement shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is when a detailed exit or disposal plan exists, has been committed to by management and has been communicated to the employees. SFAS No. 112 provides that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 shall be recognized when the likelihood of future settlement is probable and can be reasonably estimated. As a result, whether an employee termination plan constitutes an ongoing benefit arrangement or not, and accordingly, whether SFAS No. 146 or SFAS No. 112 is applied, will affect the timing of recognition of employee termination costs, as well as the amounts recognized. In 2003, we announced workforce reductions of approximately 550 positions worldwide due to the continuing downturn in the semiconductor equipment industry. During 2003, we recorded a provision of EUR 15.3 million as an ongoing benefit arrangement. The amount of the provision was based upon severance arrangements agreed with our Works Council in the Netherlands for the previous workforce reductions announced in December 2002. Our Board of Management and our Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the workforce reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, in 2004 we recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses.
Other exit costs include purchase and other commitments to be settled or fulfilled. These costs are estimated based on expected settlement fees and committed payments, taking into account future potential benefits, if any, from those commitments. We apply the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” in order to determine when a liability for restructuring or exit costs should be recognized.
Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 14 to the consolidated statements. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal
ASML ANNUAL REPORT 2006

principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to our statement of operations in 2004, 2005 and 2006. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain. Such a decision occurred when we determined to enter into a cross-license agreement as an alternative to continuing our intellectual property dispute with Nikon. See Item 10.C. “Material Contracts” for a summary of the Nikon-ASML Cross License Agreement and the ASML/ Zeiss Sublicense Agreement and Item 18 “Financial Statements”.
We accrue for legal costs related to litigation in our statement of operations at the time when the related legal services are actually provided to us.
Share-based compensation expenses
On January 1, 2006, we implemented the provisions of SFAS No. 123(R), “Share-Based Payment”, using the modified prospective transition method. SFAS No.123(R) requires companies to recognize the cost of employee services received (compensation expenses) in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. The grant-date fair value of these instruments was estimated using a Black-Scholes option valuation model. This Black-Scholes pricing model requires the use of assumptions, including expected stock price volatility and the estimated life of each award. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments. Our income before income taxes and net income was negatively impacted with EUR 8.8 million and EUR 7.4 million respectively due to the adoption of SFAS No. 123(R).
Using the modified prospective transition method, we began recognizing compensation expenses for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006. Additionally, compensation expenses for the portion of equity-based awards for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 are also recognized as the requisite service is rendered on or after that date. Compensation expenses are then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The total gross amount of recognized expenses associated with share based payments was EUR 9.7 million in 2006.
Under the modified prospective transition method, no restatement of prior interim periods and fiscal years has been made. Prior to January 1, 2006, we measured compensation expenses for our stock option plans using the intrinsic value method under APB 25 “Accounting for Stock Issued to Employees” and related interpretations. As the exercise price of all stock options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no compensation expenses were recognized in the consolidated statements of operations.
The grant-date fair value for awards for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 is based on the grant-date fair value of those awards as calculated under SFAS No.123, “Accounting for Stock-Based Compensation” for pro forma disclosures under the assumption of historical volatility. Since January 1, 2006 we are adopting implied volatility of our actively-traded options for new issued stock options as one of the assumptions in the Black-Scholes pricing model. As the semiconductor industry is becoming more mature, resulting in a decreasing cyclicality, we believe that implied volatility is currently a better assumption for the valuation model than historical volatility.
We make quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. We have selected the alternative transition method (under FSP FAS 123(R)-3) in order to calculate the tax pool.
We did not modify outstanding stock option plans in anticipation of the adoption of SFAS No.123(R). Our current stock option plans do not provide for cash settlement of options.
See Note 1 to our consolidated financial statements.
Income tax
We operate in various tax jurisdictions in the United States, Europe and Asia and must comply with the tax laws of each of these jurisdictions.
ASML ANNUAL REPORT 2006

We use the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. Furthermore tax assets are recognized for the tax effect of incurred net operating losses. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets.
We assess our ability to realize our deferred tax assets resulting from net operating loss carry-forwards on an ongoing basis. The total amount of loss carry-forwards as of December 31, 2006 was EUR 276 million, which resides completely with ASML US, Inc. We believe that it is more likely than not that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations, possible tax planning alternatives available to us, and a realignment of group assets that we affected during the period 2001 through 2003 that included the transfer of certain tangible and intangible assets of ASML US, Inc. to ASML Netherlands B.V. The value of the assets transferred is expected to result in additional income to ASML US, Inc., which we believe, together with projected future taxable income from operations, will, more likely than not, be sufficient to absorb the net operating losses that ASML US, Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 we requested a bilateral advance pricing agreement (“APA”) from the United States and Netherlands tax authorities. Since December 2002, management has held numerous meetings with representatives of those authorities. The most recent meetings with the United States and Netherlands tax authorities took place in June and July 2006. Based on these meetings, and feedback from both authorities, we are confident that our APA request will be successful. The specific timing for completion of the APA however remains in the control of those tax authorities. See Note 15 to our consolidated financial statements.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. However, we believe that we have adequately reserved for tax contingencies. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. We account for the income tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. The tax contingencies mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We provide for these tax contingencies for the duration of the statue of limitation which differs per tax jurisdiction and generally ranges up to 7 years. As of December 31, 2006 the tax contingencies amount to EUR 130.7 million (December 31, 2005: EUR 127.9 million) and are included in Deferred tax and other liabilities on the consolidated balance sheets.
Results of Operations
The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors.”
Set forth below are our consolidated statements of operations data for the three years ended December 31, 2006 (in thousands):

Year ended December 31	2004		2005	2006
(in millions)	EUR		EUR	EUR

Total net sales	2,465		2,529	3,597
Cost of sales	1,559	[1]	1,555	2,135
Gross profit on sales	906		974	1,462
Research and development costs	353	[2]	348	414
Research and development credits	(22)		(24)	(28)
Selling, general and administrative costs	202		201	205
Restructuring (credits)	(6)		0	0
Income from operations	379		449	871
Interest expense, net	16		14	1
Income from operations before income taxes	363		435	870
Provision for income taxes	128		124	245
Net income	235	[2]	311	625

1	Includes reversal of restructuring charges of EUR 3 million.
2	In 2004, ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement had the following effects on ASML’s results for the year ended December 31, 2004 (i) an increase of EUR 49 million in our Research and Development costs and consequently a decrease in income from operations and (ii) a decrease of EUR 33 million in net income.
ASML ANNUAL REPORT 2006

Set forth below are our consolidated statements of operations from continuing operations data for the three years ended December 31, 2006, expressed as a percentage of our total net sales:

Year ended December 31	2004		2005	2006

Total net sales	100.0%		100.0%	100.0%
Cost of sales	63.3	[1]	61.5	59.4
Gross profit on sales	36.7		38.5	40.6
Research and development costs	14.3	[2]	13.8	11.5
Research and development credits	(0.9)		(1.0)	(0.8)
Selling, general and administrative costs	8.1		8.0	5.7
Restructuring credits	(0.2)		0.0	0.0
Income from operations	15.4		17.8	24.2
Interest expense, net	0.7		0.6	0.0
Income from operations before income taxes	14.7		17.2	24.2
Provision for income taxes	5.2		4.9	6.8
Net income	9.6	[2]	12.3	17.4

1	Includes reversal of restructuring charges of 0.1 percent.
2	In 2004, ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement had the following effects on ASML’s results for year ended December 31, 2004 expressed as a percentage of net sales (i) an increase of 2.0 percent in our Research and Development costs and consequently a decrease in income from operations; (ii) a decrease of 1.3 percent in net income.
Results of operations from continuing operations 2006 compared with 2005
Consolidated sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2006 and 2005.

		2005				2006
	First	Second	Full	First	Second	Full
Year ended December 31	half year	half year	year	half year	half year	year

Net sales (EUR million)	1,448	1,081	2,529	1,571	2,026	3,597
Net system sales (EUR million)	1,313	915	2,228	1,394	1,835	3,229
Net service and field option sales (EUR million)	135	166	301	177	191	368
Total systems recognized	110	86	196	123	143	266
Total new systems recognized	94	62	156	97	123	220
Total used systems recognized	16	24	40	26	20	46
Gross profit on sales (% of sales)	39.6	37.1	38.5	40.3	40.9	40.6
ASP for systems (EUR million)	11.9	10.6	11.4	11.3	12.8	12.1
ASP for new systems (EUR million)	13.5	13.6	13.5	13.6	14.3	14.0
ASP for used systems (EUR million)	2.8	2.9	2.9	2.8	3.7	3.2

We achieved a significant growth in net sales of 42 percent from EUR 2,529 million in 2005 to EUR 3,597 million in 2006. The increase in net sales was driven by a combination of ASP increases and an increased market demand for lithography equipment in 2006 by 34 percent (2005: -3 percent). The increase in net sales mainly relates to an increase in net system sales of 44.9 percent, from EUR 2,228 million in 2005 to EUR 3,229 million in 2006 and to a lesser degree to an increase in net service and field option sales of 22.3 percent from EUR 301 million in 2005 to EUR 368 million in 2006.
The number of systems shipped increased by 35.7 percent from 196 systems in 2005 to 266 systems in 2006. This increase in the number of systems shipped reflects the increased market demand for lithography equipment in 2006 as well as the growth of our market share which is the result of our sustained technological leadership.
The ASP of our systems increased slightly by 6.1 percent from EUR 11.4 million in 2005 to EUR 12.1 million in 2006. This increase is mainly driven by a change in product mix reflecting the continuous shift in market demand to our leading edge technology systems (65 nm ramp and immersion start up) with higher ASPs driven by the shrink roadmaps of our customers, partly offset by a growing number of I-line and KrF systems in 2006 reflecting capacity investments by our customers.
ASML ANNUAL REPORT 2006

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2006 increased to 46 from 40 in 2005, reflecting increased demand for older systems to produce less complex ICs. The ASP for used systems increased from EUR 2.9 million in 2005 to EUR 3.2 million in 2006, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family and TWINSCAN family.
Net service and field option sales showed a 22.3 percent increase from EUR 301 million in 2005 to EUR 368 million in 2006, resulting from increased service as well as field option sales. The increase in service sales was mainly driven by the growth of our system installed base at customers. The growth of field option sales is positively impacted by the availability and customer demand for system upgrade packages that further enhance system performance.
Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditures, 16 are customers of ASML. In 2006, sales to one customer accounted for EUR 730 million, or 20 percent of our net sales. In 2005, sales to one customer accounted for EUR 609 million, or 24 percent of our net sales.
Gross profit increased compared to 2005, showing a growth of 50.1 percent from EUR 974 million or 38.5 percent of net sales in 2005 to 1,462 million or 40.6 percent of net sales in 2006. The increased gross margin was positively impacted by decreased cost of goods (5.2 percent positive impact on gross profit) reflecting the results of our continuous cost of goods reduction program, partly offset by a change in the product mix (2.1 percent negative impact on gross profit) and slightly decreased prices (0.8 percent negative impact on gross profit). The positive impact on gross profit of the higher production volumes (0.6 percent) and currency effects (0.4 percent) was offset by the negative impact on gross profit of the higher cost for obsolete inventories (0.4 percent) and the higher costs for lens swaps (0.9 percent).
We started 2005 with an order backlog of 95 systems. In 2006, we booked orders for 347 systems, received order cancellations or push-outs beyond 12 months of 13 systems and recognized sales for 266 systems. This resulted in an order backlog of 163 systems as of December 31, 2006. The total value of our backlog as of December 31, 2006 amounted to EUR 2.1 billion, compared with a backlog of approximately EUR 1.4 billion as of December 31, 2005. See also Item 5.D. “Trend Information.”
Research and development
Research and development costs increased by 19.0 percent from EUR 348 million in 2005 to EUR 414 million in 2006. We further accelerated our investment in technology leadership in 2006 through the investments in the newest versions of our high resolution TWINSCAN systems and enhancements of the next generation TWINSCAN systems based on immersion, double patterning, EUV and the development of optical mask less lithography. In the second quarter of 2006 we shipped the first XT:1700i and the third quarter we introduced the XT:1900i, both enhanced immersion systems. Also in the second quarter of 2006, we shipped the industry’s first EUV Alpha Demo Tools to two research and development institutions.
Research and development credits increased from EUR 24 million in 2005 to EUR 28 million in 2006 due to an increased volume of research and development projects that qualified for credits under governmental funding programs.
Selling, general and administrative costs
Selling, general and administrative costs increased by only 2 percent from EUR 201 million in 2005 to EUR 205 million in 2006 while sales grew by 42 percent. Cost reduction and efficiency programs contributed to maintaining a near constant level of selling, general and administrative costs.
Net interest expense
Net interest expense decreased from EUR 14 million in 2005 to EUR 1 million in 2006 due to decreased interest expenses and increased interest income. Interest expense mainly relate to our convertible subordinated notes, which had lower average balances in 2006 mainly due to the conversion of the USD 575 million 5.75 percent convertible notes which were due October 15, 2006. Our interest income relates primarily to interest earned on our cash and cash equivalents. Our interest income increased in 2006 mainly as a result of higher short term interest rates.
ASML ANNUAL REPORT 2006

Income taxes
Income taxes represented 28.2 percent of income before taxes in 2006, compared to 28.4 percent in 2005. The decrease in income taxes in 2006 is mainly related to a corporate tax rate reduction in the Netherlands.
Results of operations from continuing operations 2005 compared with 2004
Consolidated sales and gross profit
The following table sets forth a summary of sales (by revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2005 and 2004.

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

Consolidated net sales increased by 2.6 percent from EUR 2,465 million in 2004 to EUR 2,529 million in 2005. Net system sales increased by 2.4 percent from EUR 2,175 million in 2004 to EUR 2,228 million in 2005. Net service and field option sales increased by 3.8 percent from EUR 290 million to EUR 301 million in 2005. The 2.4 percent increase in net system sales was mainly driven by an increase in ASP partially offset by a decrease in the number of systems sold.
The ASP of systems recognized in net system sales in 2005 increased by 48.1 percent from EUR 7.7 million in 2004 to EUR 11.4 million in 2005. This increase in ASP was mainly driven by an increased share of 300 mm ArF TWINSCAN systems with higher ASPs and a decreased share of 200 mm KrF systems, reflecting a shift in market demand from manufacturing capacity in 2004 to leading edge technology in 2005.
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
Gross profit as a percentage of sales increased from 36.7 percent in 2004 to 38.5 percent in 2005. The increased gross profit was mainly driven by increased ASPs (2.4 percent positive impact on gross profit) and decreased cost of sales (1.6 percent positive impact on gross profit) reflecting the results of our continuous cost of sales reduction program. This increase in gross profit was offset by the change in 2005 product mix (2.0 percent negative impact on gross profit). Furthermore lower charges for obsolete inventory (0.5 percent positive impact on gross profit) and lower cost of freight (0.4 percent positive impact on gross profit), offset by the negative effect of currency exchange rate fluctuations (1.1 percent negative impact on gross profit) also contributed to the increase in gross margin.
We started 2005 with an order backlog of 131 systems (119 new and 12 used). In 2005, we booked orders for 178 systems and received order cancellations or push-outs beyond 12 months of 18 systems and recognized sales for 196 systems. This resulted in an order backlog of 95 systems (86 new and 9 used) as of December 31, 2005. The total value of our backlog as of
ASML ANNUAL REPORT 2006

December 31, 2005 amounted to EUR 1.4 billion, compared with a backlog of approximately EUR 1.7 billion as of December 31, 2004.
Research and development
Research and development costs decreased from EUR 353 million in 2004 to EUR 348 million in 2005. This decrease in research and development costs is primarily due to a charge in 2004 of EUR 49 million with respect to a cross-license agreement entered into with Nikon (see Note 8 to our consolidated financial statements for more information). Excluding this one-time charge in 2004 there was an increase in research and development spending in 2005 of 15 percent intended to further accelerate our investment in technological leadership. Our primary investments in research and development in 2005 related to the newest versions of our high resolution TWINSCAN systems and our next generation TWINSCAN systems based on immersion and EUV.
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
Restructuring costs (credits)
Restructuring credits of EUR 6 million in 2004 are adjustments to the 2003 restructuring plans. In 2005 we did not record any restructuring expenses or credits.
Net interest expense
Net interest expense decreased from EUR 16 million in 2004 to EUR 14 million in 2005 due to an increase in interest income, partially offset by an increase in interest expense. Our interest income related primarily to interest earned on our cash and cash equivalents, which had higher balances in 2005 as a result of an increase in cash flows from operations. Our interest expense related primarily to our convertible subordinated notes.
Income taxes
Income taxes represented 28.4 percent of income before taxes in 2005, compared to 35.1 percent in 2004. The decrease in income taxes in 2005 is mainly related to a corporate tax rate reduction in the Netherlands.
Foreign Exchange Management
See Item 3.D. “Risk Factors, Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 4 to our consolidated financial statements.
New U.S. GAAP Accounting Pronouncements
In February 2006, the FASB issued FSP FAS 123R-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement Upon the Occurrence of a Contingent Event”. SFAS No. 123 (R) originally required liability classification for options or similar instruments if the entity can be required under any circumstances to settle the options or similar instruments by transferring cash or other assets. This FSP clarifies that equity classification is appropriate, if the occurrence of a contingent event that could require a cash settlement feature is not probable. If the contingent event is within the control of the employee, liability classification is required regardless of the probability. An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is considered probable, shall be accounted for similar to a modification from an equity to liability award. The guidance in this FSP shall be applied upon initial adoption of Statement 123 (R) on January 1, 2006. In 2006, the impact of this FSP was insignificant on our consolidated financial statements.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and permits, among other things, fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 has to be adopted for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our consolidated financial statements.
In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109,
ASML ANNUAL REPORT 2006

“Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in tax return(s). Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not to be sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for fiscal years beginning after December 15, 2006. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently in the process of determining the impact of adopting the provisions of Interpretation 48 on our consolidated financial statements.
In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF No. 06-03 permits registrants to elect to present vendor taxes imposed concurrently on a specific revenue-producing transaction between a seller and a customer on either a gross or net basis. The scope of EITF No. 06-03 includes government assessed taxes that are directly imposed on revenue-producing transactions between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. Registrants are to be required to disclose their policies for presenting the taxes and would disclose any amounts presented on a gross basis. EITF No. 06-03 will be effective for interim and annual financial statements issued for periods beginning after December 15, 2006. We believe that the adoption of EITF No. 06-03 will have no material impact on our consolidated financial statements.
The SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) regarding the process of quantifying financial statement misstatements on September 13, 2006. SAB 108 states that registrants should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a (prior year) misstatement. The bulletin furthermore contains guidance on correcting errors. The bulletin is effective for financial statements for fiscal years ending after November 15, 2006. We adopted SAB 108 in 2006. SAB 108 did not have a material impact on our (previous) consolidated financial statements.
The FASB issued SFAS No. 157, “Fair Value Measurements” on September 15, 2006. The Statement defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application) as of the beginning of the fiscal year in which the Statement is initially applied. We do not believe that the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.
B. Liquidity and Capital Resources
The following discussion and analysis of financial condition should be viewed in the context of the risks affecting our business, described in Item 3.D. “Risk Factors.”
Our balance of cash and cash equivalents amounted to EUR 1,905 million and EUR 1,656 million as of December 31, 2005 and 2006, respectively.
We generated cash from operating activities of EUR 711 million and EUR 478 million for 2005 and 2006, respectively. The primary components of cash provided by operating activities in 2006 were net income (EUR 625 million) plus non-cash expenses including unpaid taxes (EUR 189 million) mainly related to depreciation, impairment charges and inventory obsolescence partially offset by a cash outflow of EUR 337 million due to investments in working capital. The investments in working capital mainly relate to higher accounts receivable of EUR 362 million, higher inventories of EUR 85 million, partly offset by higher accrued liabilities of EUR 154 million.
We used EUR 61 million for investing activities in 2005 and EUR 66 million in 2006. The majority of the 2005 and 2006 expenditures was spent on machinery and equipment and information technology investments.
Net cash used by financing activities was EUR 648 million in 2006 compared to a cash inflow of EUR 3 million in 2005. Cash used for share buyback programs (including the costs of call options bought on own shares) was approximately EUR 678 million in 2006. See also Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”. In addition, proceeds from financing activities included EUR 38 million with respect to proceeds from the exercise of stock options in 2006.
Our principal sources of liquidity consist of EUR 1,656 million of cash and cash equivalents as of December 31, 2006, EUR 400 million of available credit facilities as of December 31, 2006 and cash flows from operations. For further details of our credit facilities, see Note 11 to our consolidated financial statements. In addition to cash and available credit facilities, we may from time to time raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others which relate to the uncertainties of global
ASML ANNUAL REPORT 2006

economies and the semiconductor industries. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances, are sufficient to satisfy our present requirements.
We expect to steadily improve our cash conversion cycle during 2007 although we expect substantial cash outflow from operations due to income taxes and from investing activities due to our intended acquisition of Brion and other capital expenditures. We expect an increase in cash outflow in 2007 with respect to income taxes as our tax losses carried forward in the Netherlands were substantially utilized at the end of 2006. In addition, we intend to acquire 100 percent of the outstanding shares of Brion subject to approval by regulatory authorities, for a total consideration of USD 270 million (approximately EUR 203 million) in cash. Other capital expenditures in 2007 are expected to be approximately EUR 250 million, up EUR 150 million above the level in 2006. A significant part of the additional 2007 capital expenditures will be allocated to construction and upgrades of production facilities in the Netherlands. See also Item 4.D.“Property, Plants and Equipment”.
We intend to execute a program to buy back the remaining 1.7 percent of a maximum of 10 percent of outstanding ordinary shares as authorized by the Annual General Meeting of Shareholders on March 23, 2006. These shares will either be used to cover outstanding stock options or be cancelled.
We reiterate our commitment to return excess cash to our shareholders by reducing the number of shares outstanding: we will prepare for additional potential share buyback programs to be executed, subject to authorization by the Annual General Meeting of Shareholders on March 28, 2007.
We have repayment obligations in 2010, amounting to EUR 380 million, on our 5.50 percent Convertible Subordinated Notes due 2010 issued in May 2003, assuming no conversions occur. These notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. We currently intend to fund any future repayment obligations under our convertible notes primarily with cash on hand and cash generated through operations. A description of our convertible notes, lines of credit and borrowing arrangements is provided in Note 11 to our consolidated financial statements. See also Item 3.D. “Risk Factors.”
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
D. Trend Information
In 2006, ASML revenues saw strong growth due to significant growth in semiconductor unit demand among other things due to a strong capacity build-up by our customers, especially in flash memory. The number of systems shipped was higher due to a change in market demand from leading edge in 2005 to both high-volume production and leading-edge (65nm and 45nm IC manufacturing) in 2006. The ASPs were higher due to product mix changes reflecting the continuous shift in market demand to our leading edge technology systems with higher ASPs driven by the shrink roadmaps of our customers. See also Item 5 “Operating and Financial Review and Prospects, Semiconductor equipment industry update”.
Operational outlook
In view of current market forecasts by semiconductor industry analysts, our strong position in immersion and our potential for further market share gains across all segments, we expect 2007 to be another year of increased sales, confirming the company’s growth path towards our goal of a level of 5 billion euros in sales by 2010. Our expectation is supported by our strong backlog and the expected industry ramp-up of immersion volume manufacturing in 2007. We expect front-loading of flash memory capacity build-up in the first half of 2007 and a strong uptake of the TWINSCAN XT:1900i in the second half of 2007. This new immersion system will serve as a development and production vehicle for the sub-45-nanometer node. Although exact first quarter 2007 unit bookings are difficult to predict, due to customer lead-time variability, we expect a healthy first quarter 2007 order level to sustain our growth outlook for 2007.
ASML ANNUAL REPORT 2006

Financial outlook
The following table sets forth our backlog of systems as of December 31, 2005 and 2006.

As of December 31	2005	2006

Backlog sales of new systems (units)	86	153
Backlog sales of used systems (units)	9	10
Backlog sales of total systems (units)	95	163
Value of backlog new systems (EUR million)	1,411	2,120
Value of backlog used systems (EUR million)	23	26
Value of backlog of total systems (EUR million)	1,434	2,146
ASP for new systems (EUR million)	16.4	13.9
ASP for used systems (EUR million)	2.6	2.6
ASP for total systems (EUR million)	15.1	13.2

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
We plan to ship 70 systems in the first quarter of 2007 with an ASP of EUR 12.0 million for all systems, reflecting a mix favoring i-line and KrF products compared with the previous quarter, while supporting a gross margin in the first quarter of 2007 between 40 and 41 percent. Also 67 percent of the unit backlog has shipment dates in the first and second quarter of 2007.
We expect that the first quarter 2007 research and development expenditures will increase to EUR 115 million net of credit, an investment that continues to strengthen our technological leadership and expand lithography growth.
SG&A expenses in the first quarter of 2007 are expected to be EUR 55 million.
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
Variable Interest Entities
In December 2003, the FASB issued FIN 46 (R) “Consolidation of Variable Interest Entities”. Under FIN 46 (R), an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.
In 2003, ASML moved to its current Veldhoven headquarters. We lease these headquarters for a period of 15 years from an entity (the “lessor”) that was incorporated by a syndicate of three banks (“shareholders”) solely for the purpose of leasing this building. The shareholders equity in the lessor amounts to EUR 1.9 million. Furthermore, the shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million to the lessor. ASML provided the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR 24.5 million, or during the lease at the book value of the assets. The total assets of the lessor entity amounted to approximately EUR 54 million at inception of the lease.
ASML believes that it holds a variable interest in this entity and that the entity is a variable interest entity (“VIE”) because it is subject to consolidation in accordance with the provisions of paragraph 5 of FIN 46 (R). The total equity investment at risk is approximately 3.6 percent of the lessor’s total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders. ASML determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other variable interest holders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary.
ASML ANNUAL REPORT 2006

ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.
Purchase Obligations
We enter into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in our financial statements. As of December 31, 2006, we had purchase commitments for a total amount of approximately EUR 995 million, compared to EUR 676 million as of December 31, 2005, reflecting our increased backlog level at the end of 2006. In our negotiations with suppliers we continuously seek to align our purchase commitments with our business objectives. See also Item 5.F. “Tabular Disclosure of Contractual Obligations.”
Other Off-Balance Sheet Arrangements
We have certain additional commitments and contingencies that are not recorded on our balance sheet but may result in future cash requirements.
We provide guarantees to third parties in connection with transactions entered into in the ordinary course of business from time to time.
Intended acquisition Brion
We intend to acquire 100 percent of the outstanding shares of Brion, subject to approval by regulatory authorities, for a total consideration of USD 270 million (approximately EUR 203 million) in cash.
F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2006 can be summarized as follows:

		Less than			After
Payments due by period	Total	1 year	1-3 years	3-5 years	5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Long Term Debt Obligations, including interest expense	455,214	21,516	42,754	390,944	0
Operating Lease Obligations	187,742	31,210	50,511	35,893	70,128
Purchase Obligations	995,047	991,292	3,546	209	0
Other Liabilities[1]	30,793	6,834	23,959	0	0

Total Contractual Obligations	1,668,796	1,050,852	120,770	427,046	70,128

1	Other liabilities relate to the additional payment to Nikon due in 2007 with respect to a cross-license of patents related to lithography equipment. (See Item 10.C. “Material Contracts” for a summary of the Nikon-ASML Cross License Agreement and the ASML/ Zeiss Sublicense Agreement) and system repurchase commitments.
Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2006 as follows:

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Purchase options	61,362	0	5,627	8,250	47,485

G. Safe Harbor
See “Special Note regarding Forward-Looking Statements.”
ASML ANNUAL REPORT 2006

Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Year of Birth	Term Expires

Henk Bodt[1,2,3]	Chairman of the Supervisory Board	1938	2007
Jan A. Dekker[1,4]	Member of the Supervisory Board	1939	2009
Jos W.B. Westerburgen[2,3]	Member of the Supervisory Board	1942	2009
Fritz W. Fröhlich[1]	Member of the Supervisory Board	1942	2008
Arthur P.M. van der Poel [3,4]	Member of the Supervisory Board	1948	2008
Ieke C.J. van den Burg[2]	Member of the Supervisory Board	1952	2009
OB Bilous[4]	Member of the Supervisory Board	1938	2009
Eric Meurice	President, Chief Executive Officer and Chairman of the Board of Management	1956	2008
Peter T.F.M. Wennink	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1957	N/A5
Martin A. van den Brink	Executive Vice President Marketing & Technology and Member of the Board of Management	1957	N/A5
Klaus P. Fuchs	Executive Vice President Operations and Member of the Board of Management	1958	2010

1	Member of the Audit Committee
2	Member of the Remuneration Committee
3	Member of the Selection and Nomination Committee
4	Member of the Technology and Strategy Committee
5	There are no specified terms for members of the Board of Management appointed prior to March 2004
Effective March 23, 2006, Mr. Grassmann retired by rotation from the Supervisory Board. On that same date, Mr. Dekker was reappointed as member of the Supervisory Board. Mr. Bodt will retire by rotation from the Supervisory Board on March 28, 2007.
There are no family relationships among the members of our Supervisory Board and Board of Management.
Starting from the Annual General Meeting of Shareholders of 2005, the Works Council of ASML Netherlands B.V. has the right to recommend for nomination (which recommendation may be rejected by the Supervisory Board in limited circumstances) a member for each vacancy in the Supervisory Board unless and until members of the Supervisory Board appointed pursuant to this recommendation right represent one-third of the members of the Supervisory Board. See Item 6.C. “Board Practices, Supervisory Board”. In the General Meeting of Shareholders of 2005, Ms. Van den Burg was appointed pursuant to this recommendation right and the appointment of another member pursuant to this right will be on the agenda of the General Meeting of Shareholders of 2007.
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
ASML ANNUAL REPORT 2006

currently serves as a member of the Supervisory Board of Rodamco Europe N.V. and is also Vice-Chairman of the Board of the Association Aegon.
Fritz W. Fröhlich
Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Boards of Randstad Holding N.V. and Draka Holding N.V. and serves as a member of the Supervisory Boards of Allianz Nederland N.V. and Gamma Holding N.V.
Arthur P.M. van der Poel
Mr. Van der Poel was appointed to our Supervisory Board in March 2004. Until 2001 he was the Chief Executive Officer of Philips Semiconductors. Mr. Van der Poel is a former member of the Board of Management (until April 2003) and a former member of the Group Management Committee of Royal Philips Electronics. Mr. Van der Poel is the chairman of the Board of MEDEA+, a member of the Board of Directors of Gemalto Holding N.V., a director of the Public Utility Fund (PUF-NRE) and serves as a member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.
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
Eric Meurice
Mr. Meurice joined ASML on October 1, 2004 as President, Chief Executive Officer and Chairman of the Board of Management. Prior to joining ASML, and since March 2001, he was Executive Vice President — Thomson Television Worldwide. Between 1995 and 2001, Mr. Meurice served as Vice President for Dell Computer, where he ran the Western, Eastern Europe and Dell’s Emerging Markets business within EMEA. Before 1995, he gained extensive technology experience in the semiconductor industry at ITT Semiconductors Group and Intel Corporation, in the micro-controller group. Mr. Meurice is currently a member of the Board of Directors of Verigy Inc.
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
Klaus P. Fuchs
Mr. Fuchs was appointed as Executive Vice President Operations in 2006. Since 2003, Mr. Fuchs has served as Vice President of Linde AG in Wiesbaden, Germany where he was responsible for strategic direction and operations of its industrial sector. Before that he was technical director and member of the executive board at TRW Aerospace and he also gained experience at Daimler Benz Aerospace as Vice President of electronic systems.
ASML ANNUAL REPORT 2006

B. Compensation
For details on Board of Management and Supervisory Board remuneration as well as benefits upon termination of executive employment, see Note 17 to our consolidated financial statements.
Bonus and Profit-sharing plans
For details on our bonus and profit sharing plans for our employees, see Note 13 to our consolidated financial statements.
Pension plans
For details on our pension plans for our employees, see Note 13 to our consolidated financial statements.
C. Board Practices
Board Practices
General
We endorse the importance of good corporate governance, in which independent oversight, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management, the Supervisory Board, our employees and our shareholders.
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
Board of Management
The Board of Management consists of at least two members or such larger number of members as determined by the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board must notify the General Meeting of Shareholders of the intended appointment of a member of the Board of Management. As a result of our compliance with the Netherlands Corporate Governance Code, members of the Board of Management that are appointed in 2004 or later shall be appointed for a maximum period of four years, but may be re-appointed. Members of the Board of Management serve until the end of the term of their appointment, voluntary retirement, or suspension or dismissal by the Supervisory Board. In the case of dismissal, the Supervisory Board must first inform the General Meeting of Shareholders of the intended removal.
The Supervisory Board determines the remuneration of the individual members of the Board of Management, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the Supervisory Board. ASML’s remuneration policy is posted on its website.
Supervisory Board
The Supervisory Board consists of at least three members or such larger number as determined by the Supervisory Board. The Supervisory Board prepares a profile in relation to its size and composition; ASML’s Supervisory Board profile is posted on ASML’s website.
ASML ANNUAL REPORT 2006

Members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has an enhanced right to make recommendations for nomination of at least one-third of the members of the Supervisory Board, which recommendation may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as a Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.
Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes representing at least one third of the total outstanding capital. If the votes cast in favour of such resolution do not represent at least one third of the total outstanding capital, a new meeting can be convened at which the nomination can be overruled by an absolute majority. If a nomination is overruled, the Supervisory Board must make a new nomination. If a nomination is not overruled and the General Meeting of Shareholders do not appoint the nominated person, the Supervisory Board will appoint the nominated person.
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

•	a transfer of all or substantially all of the business of ASML to a third party;
•	entering into or the termination of a long-term joint venture between ASML and a third party, if this joint venture is material to ASML; and
•	an acquisition or divestment by ASML of an interest in the capital of a company with a value of at least one third of ASML’s assets (determined by reference to ASML’s most recently adopted annual accounts).
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
Corporate Governance Developments
ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include rules that have been promulgated in the United States both by the NASDAQ Global Select Market (“Nasdaq”) and by the SEC pursuant to the Sarbanes-Oxley Act of 2002.
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
ASML ANNUAL REPORT 2006

Pursuant to the Code’s recommendations, ASML has included a separate chapter on corporate governance in both its annual reports. The Code contains recommendations with regard to corporate governance, including on the following topics:

•	strengthening the role of the Supervisory Board and its committees and increasing its independence, quality and expertise;
•	strengthening the role of the shareholders with respect to control on the functioning of the Board of Management and the Supervisory Board, as well as with respect to nomination and remuneration of members of the Board of Management and with respect to the nomination of members of the Supervisory Board;
•	facilitating and encouraging shareholders to use their voting power and to actively participate in the General Meeting of Shareholders; and
•	defining the role of the external auditor vis-à-vis the Supervisory Board as its principal contact.
Committees of ASML’s Supervisory Board
The Supervisory Board has an Audit Committee, a Remuneration Committee, a Selection and Nomination Committee and a Technology and Strategy Committee. Members of these committees are appointed from among the Supervisory Board members.
Audit Committee
ASML’s Audit Committee is composed of three members of the Supervisory Board. The current members of our Audit Committee are Fritz Fröhlich (chairman), Henk Bodt and Jan Dekker, each of whom is an independent, non-executive member of the Supervisory Board. The Supervisory Board has determined that Fritz Fröhlich qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Our external auditor, our Chief Executive Officer, our Chief Financial Officer, our Corporate Controller as well as other ASML employees invited by the chairman of the Audit Committee may also attend the meetings of the Audit Committee.
The Audit Committee assists the Supervisory Board in:

•	overseeing the integrity of our financial statements and related non-financial disclosure;
•	overseeing the qualifications, independence and performance of the external auditor; and
•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls regarding finance and accounting.
The Audit Committee held six meetings in 2006. At these meetings the Audit Committee, reviewed our quarterly earnings announcements and our audited annual consolidated financial statements, discussed the system of internal controls over financial reporting and related audit findings, approved the internal and external audit plan and related audit fees and pre-approved any audit and non-audit services to be rendered by our external auditor.
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
In 2006, the Remuneration Committee held five regularly scheduled meetings.
Selection and Nomination Committee
ASML’s Selection and Nomination Committee is composed of three members of the Supervisory Board. The current members of our Selection and Nomination Committee are Jos Westerburgen (chairman), Henk Bodt and Arthur van der Poel.
ASML ANNUAL REPORT 2006

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
The Selection and Nomination Committee held three regularly scheduled meetings in 2006.
Technology and Strategy Committee
ASML’s Technology and Strategy Committee is composed of three members of the Supervisory Board. The current members of our Technology and Strategy Committee are Arthur van der Poel (chairman), Jan Dekker and OB Bilous. In addition, the Technology and Strategy Committee may appoint one or more advisors from within the Company and/or from outside the Company. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings.
The Technology and Strategy Committee advises the Supervisory Board in relation to the following responsibilities and may prepare resolutions of the Supervisory Board related thereto:

•	familiarization with and risk assessment and study of potential strategies, required technical resources, technology roadmaps and product roadmaps; and
•	providing advice to the Supervisory Board with respect to matters related thereto.
The Technology and Strategy Committee holds at least two meetings per year and held three regularly scheduled meetings in 2006.
Disclosure Committee
ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under US and Netherlands law and applicable Stock Exchange Rules. The Disclosure Committee reports to and assists our Chief Executive Officer and Chief Financial Officer in the maintenance and evaluation of disclosure controls and procedures. The Audit Committee is kept informed about the outcome of the Disclosure Committee meetings. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The Disclosure Committee comprises various members of senior management, including our Chief Financial Officer. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.
During 2006, the Disclosure Committee reviewed our quarterly earnings announcements and our audited annual consolidated financial statements and other public announcements containing financial information. During various meetings, the Disclosure Committee assessed ASML’s disclosure controls and procedures and internal control over financial reporting. In order to assist the Disclosure Committee in preparing its advice to our CEO and CFO in their assessment of ASML’s disclosure controls and procedures and internal control over financial reporting, we have an Internal Control Committee, comprising among others three members of the Disclosure Committee.
Variations from Certain Nasdaq Corporate Governance Rules
Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws. The practices followed by ASML in lieu of Nasdaq rules are described below:

•	ASML does not follow Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with Netherlands law and Netherlands generally accepted business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.
•	ASML does not follow Nasdaq’s requirements regarding the provision of proxy statements for General Meetings of Shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. ASML does provide shareholders with an agenda and other relevant documents for the General Meeting of Shareholders.
•	ASML does not follow Nasdaq’s requirement regarding distribution to shareholders of copies of an annual report containing audited financial statements prior to the Company’s Annual General Meeting of Shareholders. The distribution of annual reports to shareholders is not required under Netherlands corporate law, Netherlands securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Netherlands companies not to distribute annual
ASML ANNUAL REPORT 2006

reports. In part, this is because the Netherlands system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Netherlands listing agent as stated in the convening notice for the meeting) as from the day of convocation of the Annual General Meeting of Shareholders. In addition, we post a copy of our annual report on our website prior to the Annual General Meeting of Shareholders.

D. Employees
As of December 31, 2006, we had 5,594 employees in our operations employed primarily in manufacturing, product development and customer support activities. As of December 31, 2003, 2004 and 2005, the total number of employees in continued operations was 5,059, 5,071 and 5,055, respectively. In addition, during 2006 we had an average of 1,290 temporary employees. For a more detailed description of employee information, including a breakdown of our employees by function, see Notes 13 and 18 to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.
Our future success will depend on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.
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
In early 2005, a dispute arose between the Company and the Works Council regarding the question whether the establishment of and amendments to bonus plans for management (the “ASML Senior and Executive Bonus Plan”) should be subject to the approval of the Works Council. In May 2005, the Works Council initiated legal proceedings on this matter. In July 2006, ASML and the Works Council entered into an agreement on the matter and each party agreed to no longer pursue the court case.
E. Share Ownership
Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 17 to our consolidated financial statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in Note 13 to our consolidated financial statements which is incorporated herein by reference.
Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by the members of the Supervisory Board and members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2006. The information set forth below is solely based on public filings with the SEC and AFM at December 31, 2006.
ASML ANNUAL REPORT 2006

	Shares	Percent of
Identity of Person or Group	Owned	Class

Capital Group International, Inc[1]	55,842,520	11.7%
FMR Corp.[2]	70,721,194	14.8%
Capital Research and Management Company[3]	49,577,150	10.4%
Members of ASML’s Supervisory Board and Board of Management, as a group (4 persons)[4]	1,157,046	*

*	Less than 1 percent.

1	Based solely on the Schedule 13-G/ A filed by Capital Group International, Inc. with the Commission on February 1, 2006.
2	Based solely on the Schedule 13-G/ A filed by FMR Corp. with the Commission on February 14, 2006.
3	Based solely on the Schedule 13-G/ A filed by Capital Research and Management Company with the Commission on February 6, 2006.
4	Four members of our Board of Management own a total of 602,275 unconditional options to purchase ASML shares. These members of our Board of Management together are also entitled to 257,263 conditional performance stock options and 87,507 and 210,001 conditional performance stock for 2005 and 2006, respectively. The number of performance stock that are ultimately awarded will be determined in the financial year 2008 and 2009, respectively, and is conditional upon the achievement of performance targets. See Note 17 to our consolidated financial statements for information on options held by and conditional performance stock conditionally awarded to members of our Board of Management on an individual basis. One member of our Board of Management owns 22,000 of our outstanding shares. None of the members of the Supervisory Board hold any of our outstanding shares or options on shares. Certain members of our Board of Management have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.
According to SEC filings, (i) Capital Group International, Inc. increased its shareholding (including as a holder of convertible notes) from 51,528,140 shares as of February 2005 to 55,842,520 shares as of February 2006, (ii) Capital Research and Management Company decreased its shareholding (including as a holder of convertible notes) from 50,572,880 shares as of February 2005 to 49,577,150 shares as of February 2006 and (iii) FMR Corp. increased its shareholding (including as a holder of convertible notes) from 54,662,612 shares as of February 2005 to 70,721,194 shares as of February 2006.
Our major shareholders do not have voting rights different from other shareholders. We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association.”
As of December 31, 2006, our ordinary shares were held by 577 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.
Obligations of Shareholders to Disclose Holdings under Netherlands Law
Holders of our shares may be subject to reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the “Act”).
The disclosure obligations under the Act apply to any person or entity that acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the European Union. Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 or 95 percent. With respect to ASML, the Act would require any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) immediately.
ASML is required to notify the AFM immediately if the Company’s voting rights and/or capital have changed by one percent or more since its previous notification on outstanding voting rights and capital. In addition, ASML must notify the AFM of changes of less than one percent in ASML’s outstanding voting rights and capital at least once per calendar quarter, within eight days after the end of the quarter. Any person whose direct or indirect voting rights and/or capital interest meets or passes the thresholds referred to in the previous paragraph as a result of a change in the outstanding voting rights or capital must notify the AFM no later than the fourth trading day after the AFM has published such a change.
Once every calendar year, within four weeks after the end of the calendar year, holders of an interest of five percent or more in ASML’s voting rights or capital must notify the AFM of a change in the composition of their interest resulting from certain acts (including, but not limited to, the exchange of shares for depositary receipts and vice versa, and the exercise of rights to acquire shares).
Subsidiaries, as defined in the Act, do not have independent reporting obligations under the Act, as interests held by them are attributed to their (ultimate) parents. Any person may qualify as a parent for purposes of the Act, including an individual. A person who disposes of an interest of five percent or more in ASML’s voting rights or capital and who ceases to be a subsidiary must immediately notify the AFM. As of that moment, all notification obligations under the Act will become applicable to the former subsidiary.
ASML ANNUAL REPORT 2006

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, among other arrangements, be taken into account: shares and votes (i) directly held by any person, (ii) held by such person’s subsidiaries, (iii) held by a third party for such person’s account, (iv) held by a third party with whom such person has concluded an oral or written voting agreement (including on the basis of an unrestricted power of attorney) and (v) held by a third party with whom such person has agreed to temporarily transfer voting rights against payment. Interests held jointly by multiple persons are attributed to those persons in accordance with their entitlement. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. The managers of certain investment funds are deemed to hold the capital interests and voting rights in the funds managed by them.
For the same purpose, the following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).
The AFM keeps a public registry of and publishes all notifications made pursuant to the Act.
Non-compliance with the reporting obligations under the Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Act may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of the General Meeting of Shareholders of the company to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the Act had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.
B. Related Party Transactions
There have been no transactions during our most recent fiscal year, nor are there presently any proposed material transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to stock options described under Note 13 to our consolidated financial statements.
C. Interests of Experts & Counsel
Not applicable.
Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated Statements
See Item 18 “Financial Statements”.
Export Sales
See Note 16 to our consolidated statements included in Item 18 “Financial Statements”, which is incorporated herein by reference.
Legal Proceedings
See Item 4.B. “Business Overview, Intellectual Property” and Note 14 to our consolidated financial statements, which are incorporated herein by reference.
Dividend Policy
We have no current intention to pay dividends on our ordinary shares. We strive to maintain our strategic target level of EUR 1 billion in net cash, which is comprised of total cash and cash equivalents minus convertible subordinated bonds. In case our net cash exceeds EUR 1 billion and there are no alternative investment opportunities, we intend to return excess cash to our shareholders. As of December 31, 2006 our net cash amounts to EUR 1.3 billion. For more information see Item 10.B. “Memorandum and Articles of Association” and Item 10.D. “Exchange Controls.”
B. Significant Changes
No significant changes have occurred since the date of our consolidated financial statements. See Item 5.D. “Trend Information.”
ASML ANNUAL REPORT 2006

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

	Nasdaq		Euronext Amsterdam
	US$		EUR
	High	Low	High	Low

Annual Information
2002	25.80	4.95	29.79	5.13
2003	20.39	6.11	17.04	5.39
2004	22.32	12.41	17.50	10.26
2005	20.13	14.44	17.12	11.11
2006	25.83	18.46	19.90	14.49

Quarterly Information
1st quarter 2005	18.72	14.48	14.15	11.19
2nd quarter 2005	16.91	14.44	13.97	11.11
3rd quarter 2005	18.09	15.60	14.70	13.06
4th quarter 2005	20.13	16.29	17.12	13.58

1st quarter 2006	23.57	19.42	19.29	16.23
2nd quarter 2006	22.41	18.70	17.63	14.49
3rd quarter 2006	23.39	18.46	18.44	14.64
4th quarter 2006	25.83	22.30	19.90	17.75

Monthly Information
July 2006	20.42	18.46	15.99	14.64
August 2006	22.06	19.40	17.06	15.20
September 2006	23.39	21.82	18.44	16.96
October 2006	24.29	22.30	19.31	17.75
November 2006	25.83	22.64	19.90	17.84
December 2006	25.37	23.98	19.28	18.17
January (through Jan. 24), 2007	25.55	25.14	19.67	19.11

(Source: Bloomberg)
B. Plan of Distribution
Not applicable.
C. Markets
See Item 9.A. “Listing Details.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ASML ANNUAL REPORT 2006

Item 10 Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information required by Item 10.B. is incorporated by reference to ASML’s Report on Form 6-K, filed with the Commission on June 28, 2006.
Current Authorizations to Issue and Repurchase Ordinary Shares
Our Board of Management has the power to issue ordinary shares and preference shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board must approve any issuance of ordinary shares or preference shares.
At our annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization to issue shares and/or rights thereto representing up to a maximum of 10 percent of our issued share capital as of the date of authorization, plus an additional 10 percent of our issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 28, 2008.
Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization, subject to the aforementioned approvals, to restrict or exclude preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to grant this authority through September 28, 2008. At this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be granted for a period of 18 months.
We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 23, 2007 up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 23, 2006) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to extend this authority through September 28, 2008.
Shareholder Approval for Share and Share Option Arrangements for Board of Management
In 2006, ASML submitted to the General Meeting of Shareholders for approval a proposal regarding plans to issue shares or rights to acquire shares to members of the Board of Management, in accordance with the Code. We have not in the past established and do not intend to establish in the future stock option or purchase plans or other equity compensation arrangements for members of our Supervisory Board.
Nasdaq rules require shareholder approval of stock option plans available to officers, directors or employees. However, Nasdaq has granted ASML an exemption from this requirement (foreign private issuers are no longer required to obtain an exemption, but may follow home country practice in lieu of Nasdaq corporate governance rules, subject to exceptions).
Cancellation of Priority Shares
On January 18, 2006, ASML announced its decision to cancel all issued priority shares and to dissolve the “Stichting Prioriteitsaandelen ASML Holding N.V.”. The cancellation of the priority shares became effective as per an amendment to ASML’s Articles of Association effective on April 13, 2006.
ASML ANNUAL REPORT 2006

C. Material Contracts
Employment Agreement with Klaus Fuchs
On September 19, 2005, the Company entered into an employment agreement with Klaus Fuchs, to be ASML’s Chief Operating Officer, commencing on November 1, 2005 and terminable by the Company on not less than six months’ notice and by Mr. Fuchs on not less than three months’ notice. The employment agreement has a term of four years, but can be extended with the consent of both parties. Mr. Fuchs is entitled to receive a payment equal to one year’s base salary in the event his employment agreement is terminated by the Company. The employment agreement contains confidentiality and non-competition provisions to which Mr. Fuchs is subject.
The agreement entitles Mr. Fuchs to a base salary of EUR 400,000 per year, plus an annual cash bonus of up to 50 percent of base salary if certain performance targets are met. Pursuant to the agreement, Mr. Fuchs received 22,000 sign-on stock as well as 22,000 sign-on stock options at the first possible moment of grant and is entitled to receive annually, if certain performance targets are met, (i) stock options with a value equal to up to 25 percent of base salary and (ii) stock with a value equal to up to 25 percent of base salary. Mr. Fuchs is also entitled to pension benefits under a defined contribution plan. For additional information on Mr. Fuchs’ remuneration, see Note 17 to our consolidated financial statements.
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
D. Exchange Controls
There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euro on Amsterdam registered shares and on ASML’s Amsterdam shares may be officially transferred from the Netherlands and converted into any other currency without being subject to any Netherlands legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Netherlands Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be paid in US dollars, converted at the rate of exchange on Euronext Amsterdam at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association. ASML has no current intention to pay dividends on its ordinary shares.
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
Substantial Interest
A person that, directly or indirectly, owns 5 percent or more of our share capital, or holds options to purchase 5 percent or more of our share capital, is deemed to have a substantial interest in our shares, respectively, our options, as applicable. A deemed substantial interest also exists if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no taxable gain has been recognized. Special attribution rules exist in determining the presence of a substantial interest.
ASML ANNUAL REPORT 2006

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
To qualify for the Netherlands participation exemption, the holder must generally hold at least 5 percent of our nominal paid-in capital and meet certain other requirements.
Dividend Withholding Tax
In general, a dividend distributed by us in respect of our ordinary shares will be subject to a withholding tax imposed by the Netherlands at the statutory rate of 25 percent.
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
A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the Treaty between the United States of America and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally eligible for a reduction of the 25 percent Netherlands withholding tax to 15 percent or, in the case of certain United States corporate shareholders owning at
ASML ANNUAL REPORT 2006

least 10 percent of our voting power, to 5 percent, provided that it does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25 percent and are required to file for a refund of such withholding.
A Non-resident Holder may not claim the benefits of the Tax Treaty unless (i) it is a resident of the United States as defined therein, or (ii) it is deemed to be a resident on the basis of the provisions of article 24(4) of the Tax Treaty, and (iii) its entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.
In this respect it is noted that the United States and the Netherlands have agreed on a protocol to the Tax Treaty. It provides for (among others) a 0 percent dividend withholding tax rate on dividends, provided certain requirements are met. In addition, abovementioned article 26 (limitation on benefits) has been adjusted. Some requirements to the various tests mentioned in article 26 will become more severe and others will be moderated.
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
United States Taxation
The following is a discussion of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a United States Holder (as defined below). This discussion deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, passive foreign investment companies, banks, broker-dealers, investors owning directly, indirectly or constructively 10 percent or more of our outstanding voting shares, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local or non-United States tax consequences. The following discussion is based on United States tax laws, and judicial and administrative interpretations thereof as in effect on the date hereof, all of which are subject to change, potentially retroactively.
This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding shares. Prospective
ASML ANNUAL REPORT 2006

purchasers of ordinary shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of United States federal, state, local or non-United States tax laws to which they may be subject.
As used herein, the term “United States Holder” means a beneficial owner of ordinary shares that for United States federal income tax purposes is:

•	an individual citizen or resident of the United States;
•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;
•	an estate of which the income is subject to United States federal income taxation regardless of its source;
•	a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all of its substantial decisions.
If an entity treated as a partnership for United States federal income tax purposes owns ordinary shares, the United States federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the ordinary shares.
Taxation of Dividends
United States Holders will include in gross income as foreign-source dividend income the gross amount of any distribution (before reduction for Netherlands withholding taxes) ASML makes out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a United States Holder should be the U.S. dollar value of the foreign currency (e.g. euro) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s basis in the ordinary shares and thereafter as taxable capital gain. ASML does not maintain calculations of its earnings and profits under United States federal income tax principles.
Subject to limitations provided in the United States Internal Revenue Code, a United States Holder may generally deduct from its United States federal taxable income, or credit against its United States federal income tax liability, the amount of qualified Netherlands withholding taxes. However, Netherlands withholding tax may be deducted only if the United States Holder does not claim a credit for any Netherlands or other non-United States taxes paid or accrued in that year. In addition, Netherlands dividend withholding taxes will likely not be creditable against the United States Holder’s United States tax liability to the extent ASML is not required to pay over the amount withheld to the Netherlands Tax Administration. Currently, a Netherlands corporation that receives dividends from qualifying non-Netherlands subsidiaries may credit source country tax withheld from those dividends against Netherlands withholding tax imposed on a dividend paid by a Netherlands corporation, up to a maximum of 3 percent of the dividend paid by the Netherlands corporation. The credit reduces the amount of dividend withholding that ASML is required to pay to the Netherlands Tax Administration but does not reduce the amount of tax ASML is required to withhold from dividends.
Recently enacted United States tax legislation (the “2003 Tax Act”) reduces to 15 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as the stock has been held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-United States corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (ii) the non-United States corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The Tax Treaty has been identified as a qualifying treaty. Individual United States Holders should consult their tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.
Taxation on Sale or Other Disposition of Ordinary Shares
Upon a sale or other disposition of ordinary shares, a United States Holders will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized, if paid in U.S. dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the United States Holder’s tax basis (determined in U.S. dollars) in such ordinary shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the United States Holder in the ordinary shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for United States federal income tax purposes. Gain or
ASML ANNUAL REPORT 2006

loss from the sale or other disposition of ordinary shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the ordinary shares and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States. Each United States Holder should consult its tax advisor with regard to the translation rules of its adjusted basis and the amount realized upon a sale or other disposition of its ordinary shares if purchased in, or sold or disposed of for, a currency other than U.S. dollar.
Information Reporting and Backup Withholding
Information returns may be filed with the Internal Revenue Service (“IRS”) in connection with payments on the ordinary shares or proceeds from a sale, redemption or other disposition of the ordinary shares. A “backup withholding” tax may apply to these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules might be refunded (or credited against the beneficial owner’s United States federal income tax liability, if any) depending on the facts and provided that the required information is furnished to the IRS.
The discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in United States federal and other tax laws.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to certain of the reporting requirements of the US Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.
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
I. Subsidiary Information
See Item 4.C. “Organizational Structure.”
Item 11 Quantitative and Qualitative Disclosures About Market Risk
We are subject to market risks including changes in foreign exchange rates and interest rates. In order to hedge the risks of changes in foreign exchange rates and interest rates, we use derivative instruments in accordance with established policies. None of these transactions are entered into for trading purposes.
Foreign currency exchange rate risk
We operate globally and are thus exposed to foreign exchange risk arising from volatility in currency exchange rates.
We price most of our product sales in euro. However, a portion of our sales, cost of sales and expenses are denominated in U.S. dollars and Japanese Yen, and we expect that this will continue to be so for the foreseeable future. We hedge material foreign exchange transaction risk exposure, such as sales transactions, forecasted purchase transactions, accounts receivable
ASML ANNUAL REPORT 2006

and accounts payable. This exposure is mainly hedged with financial instruments such as foreign exchange forward contracts and foreign exchange options. We closely monitor the effectiveness of our outstanding hedge contracts throughout the life of the hedges. The majority of financial instruments that we use to hedge foreign exchange risk have a duration of less than one year.
As of December 31, 2006, we anticipate other comprehensive gain of EUR 4.1 million (December 31, 2005: EUR 9.9 million loss) to represent the total anticipated gain to be released to sales and other comprehensive loss of EUR 2.1 million (December 31, 2005: EUR 1.2 million loss) to represent the total anticipated loss to be charged to cost of sales over the next 12 months as the forecasted sales and purchase transactions occur.
Since we have subsidiaries outside the euro-zone, a part of our shareholder’s equity is denominated in foreign currency and, as a result, exposed to fluctuations in exchange rates. It is our policy to manage material translation exposures resulting predominantly from ASML’s U.S. dollar net investments. Throughout 2004 and 2005 a proportion of our USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to hedge a certain part of our U.S. dollar net investments. As from December 2005 onwards, forward contracts have been assigned to hedge this exposure. The related foreign currency translation amounts (gross of taxes) included in cumulative translation adjustment for the years ended December 31, 2004, 2005 and 2006 were EUR 10.8 million gain, EUR 28.2 million loss and EUR 16.0 million gain, respectively.
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
As of December 31, 2006 we had two EUR interest rate swaps outstanding with nominal values of EUR 380 million in total on which we pay a floating interest of 3.59 percent. These interest rate swaps, which are designated as cash flow hedges, have fixed interest receipts at an average of 3.69 percent for periods up until May 2010 and have floating interest payments at 3 months EURIBOR.
See Notes 1, 4 and 11 to our consolidated financial statements, which are incorporated herein by reference.
Credit risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative financial instruments used in hedging activities.
Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting our counterparties to a sufficient number of major financial institutions and issuers of commercial paper. We do not expect the counterparties to default given their high credit quality.
Our customers consist of integrated circuit manufacturers located throughout the world. We perform ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable, we maintain an allowance for potentially uncollectible accounts receivable. We regularly review the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In addition, we utilize letters of credit to mitigate credit risk when considered appropriate.
Sensitivity analysis derivative financial instruments
We use foreign exchange derivatives to manage our foreign exchange rate risk and interest rate swaps to manage our interest rate risk.
The following table summarizes our derivative financial instruments, their fair values and their sensitivity to an instantaneous 10 percent decrease of the euro against other currencies and an instantaneous 1 percent non-favorable increase in interest rates from their levels of December 31, 2005 and 2006 respectively, with all other variables held constant.
ASML ANNUAL REPORT 2006

			Fair Value change
				10%
			1% non-	weakening of
			favorable	euro against
	Notional		increase in	other
	Amount[2]	Fair Value	interest rate	currency
(in thousands)	EUR	EUR	EUR	EUR

As of December 31, 2005
Forward contracts[1]	93,260	(6,508)	N/A	(8,942)
Currency options	(29,843)	(1,369)	N/A	3,002
Interest rate swaps	917,395	(4,896)	(3,283)	(500)

Year ended December 31, 2006
Forward contracts[1]	480,489	1,642	N/A	(53,388)
Currency options	73,049	2,740	N/A	(3,227)
Interest rate swaps	429,900	(4,447)	(10,481)	N/A

(Source: Bloomberg)

1	Includes forward contracts on U.S. Dollars, Hong Kong Dollars, British Pounds, Swiss Francs, Israeli Shekel, Japanese Yen, Singapore Dollars, Taiwanese Dollars and Korean Wons.
2	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
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
ASML ANNUAL REPORT 2006

Part II
Item 13 Defaults, Dividend Arrearages and Delinquencies
None.
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15 Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this report, management of ASML conducted an evaluation, under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) or 240.15d-15(e)) based on the evaluation of these controls and procedures required by paragraph (b) of 17 CFR 240.13a-15 or 240.15d-15.
Management’s Report on Internal Control over Financial Reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in 17 CFR 240.13a-15(f)for ASML. Under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2006 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
Deloitte Accountants B.V., an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on ASML’s management’s assessment of the effectiveness of ASML’s internal control over financial reporting and the effectiveness of ASML’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2006 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial Reporting
It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.
Item 16
A. Audit Committee Financial Expert
Our Supervisory Board has determined that effective March 18, 2004, Mr. Fritz Fröhlich, an independent member of the Supervisory Board, qualifies as the Audit Committee Financial Expert.
B. Code of Ethics
ASML’s Code on Ethical Business Conduct
ASML has adopted its “Principles of Ethical Business Conduct”, which contain ASML’s ethical principles in relation to various subjects. These Principles have been developed into day-to-day guidelines (the “Internal Guidelines on Ethical Business Conduct”). The Internal Guidelines on Ethical Business Conduct apply to ASML employees worldwide, including ASML’s
ASML ANNUAL REPORT 2006

Supervisory Board and Board of Management. Our Principles of Ethical Business Conduct and Internal Guidelines on Ethical Business Conduct are posted on our website (www.asml.com).
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
C. Principal Accountant Fees and Services
Deloitte Accountants B.V. has served as our independent registered public accounting firm for each of the three years in the period ended December 31, 2006. The following table sets forth the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. in 2005 and 2006.

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Audit Fees	1,333	1,438
Audit-related Fees	92	266
Tax Fees	448	216

Total	1,873	1,920

Audit fees
Audit fees primarily relate to the audit of our annual financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries and services in connection with accounting consultations on U.S. GAAP.
Audit-related fees
Audit-related fees mainly comprise services in connection with intended acquisitions, services in connection with consultations on implementing the requirements of Section 404 of the Sarbanes-Oxley Act and services in connection with accounting consultations on IFRS (2005).
Tax fees
Tax fees can be detailed as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Corporate Income Tax compliance services	185	59
Tax assistance for expatriate employees	186	70
Other tax advisory and compliance	77	87

Total	448	216

The Audit Committee has approved the internal and external audit plan and related audit fees for the year 2006. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as certain tax-related services and acquisition advisory services, are permitted. The Audit Committee pre-approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.
ASML ANNUAL REPORT 2006

D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At March 23, 2006 the General Meeting of Shareholders authorized the Board of Management, subject to approval of the Supervisory Board, to repurchase up to a maximum of 10 percent of our issued shares through September 23, 2006 at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq.
Pursuant to this authorization by the annual General Meeting of Shareholders, we executed two share buy back programs in 2006 to return excess cash to shareholders through the reduction of the number of outstanding shares. The aggregate number of shares bought back under these programs was 40,385,139 or 8.3 percent of outstanding shares. For more details about the two programs, see below.
We intend to execute a program to buy back the remaining 1.7 percent of the maximum of 10 percent of outstanding shares in 2007. These shares shall either be used to cover outstanding stock options or be cancelled.
Share buyback program I
The aggregate number of shares bought back in this Repurchase Program was 25,450,296, representing 100 percent of the announced objective of maximum EUR 400 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006. Shares repurchased have been recorded at cost and are classified within shareholders’ equity. ASML intends to cancel these repurchased shares.
The following table provides a summary of shares repurchased by the Company in 2006 under this program:

			Total Number of	Total Value of Shares
			Shares Purchased as	Purchased as Part of
			Part of Publicly	Publicly Announced
	Total Number of	Average Price Paid	Announced Plans or	Plans or Programs
Period	Shares purchased	per Share (EUR)	Programs	(In EUR million)

May 17-26, 2006	6,412,920	15.59	6,412,920	100
June 7-30, 2006	13,517,078	15.81	19,929,998	314
July 3-13, 2006	5,520,298	15.62	25,450,296	400

Share buyback program II
In addition, in order to mitigate the dilution due to the issuance of shares upon conversion of its convertible bonds due October 2006, ASML repurchased a further 14,934,843 shares pursuant to a call option transaction announced on October 9, 2006. These shares were subsequently reissued in order to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. The Company paid an aggregate of EUR 277 million in cash for these shares. This repurchase program was completed in the fourth quarter of 2006. These shares were purchased from a third party which issued the call option.
The following table sets forth the details of the shares repurchased pursuant to the call option transaction described above:

			Total Number of	Total Value of Shares
			Shares Purchased as	Purchased as Part of
			Part of Publicly	Publicly Announced
	Total Number of	Average Price Paid	Announced Plans or	Plans or Programs
Period	Shares purchased	per Share (EUR)	Programs	(In EUR million)

October 12, 2006	14,934,843	18.55	14,934,843	277

ASML ANNUAL REPORT 2006

Part III
Item 17 Financial Statements
Not applicable.
Item 18 Financial Statements
In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set forth on pages F-2 through F-46 hereto.
Item 19 Exhibits

Exhibit No.	Description

1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 9 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on June 28, 2006)
2.1	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.50 percent Convertible Subordinated Notes due 2010 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Employment Agreement between ASML Holding N.V. and Klaus Fuchs (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005)
4.6	Employment Agreement between ASML Holding N.V. and Eric Meurice (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)
4.7	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.8	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.9	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.10	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to exhibit 4.4 to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003) (file No. 333-109154)
4.11	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.12	Consultancy Agreement between David Chavoustie and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005)
4.13	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.16	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
8.1	List of Material Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission
ASML ANNUAL REPORT 2006

Signatures
ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ASML Holding N.V.
(Registrant)
/s/ Eric Meurice
President, Chief Executive Officer and Chairman of the Board of Management
Dated: January 26, 2007
/s/ Peter T.F.M. Wennink
Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: January 26, 2007
ASML ANNUAL REPORT 2006

Index to Financial Statements

F-2	Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006
F-3	Consolidated Statements of Comprehensive Income for the years ended December 31, 2004, 2005 and 2006
F-3	Consolidated Balance Sheets as of December 31, 2005 and 2006
F-4	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006
F-5	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006
F-6	Notes to the Consolidated Financial Statements
F-39	Report of Independent Registered Public Accounting Firm
ASML ANNUAL REPORT 2006

Consolidated Statements of Operations

	Year ended December 31	2004	2005	2006
Notes	(in thousands, except per share data)	EUR	EUR	EUR

16	Net system sales	2,174,908	2,227,678	3,229,065
	Net service and field option sales	290,469	301,289	368,039

	Total net sales	2,465,377	2,528,967	3,597,104
	Cost of system sales	1,372,056	1,366,026	1,911,362
	Cost of service and field option sales	187,682	188,746	223,724

3	Total cost of sales	1,559,738	1,554,772	2,135,086

	Gross profit on sales	905,639	974,195	1,462,018
	Research and development costs	352,920	347,901	413,708
	Research and development credits	(21,961)	(24,027)	(27,141)
	Selling, general and administrative costs	201,629	201,204	204,799
3	Restructuring charges (credits)	(5,862)	0	0

	Income from operations	378,913	449,117	870,652
	Interest income	27,998	38,429	49,634
	Interest expense	(44,071)	(52,523)	(50,488)

	Income from operations before income taxes	362,840	435,023	869,798
15	Provision for income taxes	(127,380)	(123,559)	(245,109)

	Net income	235,460	311,464	624,689
	Basic net income per ordinary share	0.49	0.64	1.32
	Diluted net income per ordinary share	0.49	0.64	1.27
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic	483,380	484,103	474,860
	Diluted	484,661	542,979	503,983

ASML ANNUAL REPORT 2006

Consolidated Statements of Comprehensive Income

Year ended December 31	2004	2005	2006
(in thousands)	EUR	EUR	EUR

Net income	235,460	311,464	624,689
Foreign currency translation, net of taxes	(21,832)	25,389	(20,104)
Gain (loss) on derivative instruments	16,736	(38,365)	11,240

Comprehensive income	230,364	298,488	615,825

Consolidated Balance Sheets

	As of December 31	2005	2006
Notes	(in thousands, except share and per share data)	EUR	EUR

	Assets
	Cash and cash equivalents	1,904,609	1,655,857
5	Accounts receivable, net	302,572	672,762
6	Inventories, net	777,200	808,481
15	Deferred tax assets short term	95,636	141,255
7	Other current assets	125,802	147,683

	Total current assets	3,205,819	3,426,038

15	Deferred tax assets	206,884	200,378
7	Other assets	39,796	35,653
8	Intangible assets, net	24,943	18,076
9	Property, plant and equipment, net	278,581	270,890

	Total assets	3,756,023	3,951,035

	Liabilities and Shareholders’ Equity
	Accounts payable	343,962	326,995
3, 10	Accrued liabilities and other	985,621	665,842
15	Deferred tax liabilities short term	390	825
	Current tax liabilities	90,010	187,751

	Total current liabilities	1,419,983	1,181,413

15	Deferred tax and other liabilities	224,219	223,463
12, 13	Other deferred liabilities	17,426	8,271
11	Convertible subordinated debt	380,238	380,000
11	Other long term debt	2,320	1,433

	Total liabilities	2,044,186	1,794,580

12, 14	Commitments and contingencies
	Cumulative Preference Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; none outstanding at December 31, 2005 and 2006	0	0

	Priority Shares, EUR 0.02 nominal value; 23,100 shares authorized, issued and outstanding at December 31, 2005 and 0 at December 31, 2006	1	0

	Ordinary Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; 484,670,183 shares issued and outstanding at December 31, 2005 and 477,099,245 at December 31, 2006	9,693	10,051

	Share premium	917,564	1,195,034
	Treasury shares at cost	0	(401,000)
	Retained earnings	663,034	1,239,689
	Accumulated other comprehensive income	121,545	112,681

20	Total shareholders’ equity	1,711,837	2,156,455
	Total liabilities and shareholders’ equity	3,756,023	3,951,035

ASML ANNUAL REPORT 2006

Consolidated Statements of Shareholders’ Equity

						Accumulated
	Issued and outstanding				Treasury	Other
	Shares		APIC/Share	Retained	Shares at	Comprehensive
	Number	Amount	Premium	Earnings	cost	Income	Total
(in thousands)		EUR	EUR	EUR	EUR	EUR	EUR

Balance at January 1, 2004	482,514	9,651	875,829	116,110	0	139,617	1,141,207

Components of comprehensive income:
Net income				235,460			235,460
Foreign Currency Translation						(21,832)	(21,832)
Gain (loss) on derivative instruments						16,736	16,736
Issuance of Shares	1,162	24	20,007		0		20,031

Balance at December 31, 2004	483,676	9,675	895,836	351,570	0	134,521	1,391,602

Components of comprehensive income:
Net income				311,464			311,464
Foreign Currency Translation						25,389	25,389
Gain (loss) on derivative instruments						(38,365)	(38,365)

Tax benefit from stock options			5,919				5,919

Issuance of Shares	994	19	15,809				15,828

Balance at December 31, 2005	484,670	9,694	917,564	663,034	0	121,545	1,711,837

Components of comprehensive income:
Net income				624,689			624,689
Foreign Currency Translation						(20,104)	(20,104)
Gain (loss) on derivative instruments						11,240	11,240

Purchase of treasury shares	(25,450)[1]				(401,000)		(401,000)
Purchase of shares in conjunction with conversion rights of bond holders	(14,935)[2]	(299)			(277,235)		(277,534)
Issuance of shares in conjunction with convertible bonds	30,811	616	238,862	(48,034)	277,235		468,679

Tax benefit from stock options			2,906				2,906

Issuance of shares and stock options	2,003	40	35,702				35,742

Balance at December 31, 2006	477,099	10,051	1,195,034	1,239,689	(401,000)	112,681	2,156,455

1	ASML intends to cancel its repurchased shares.
2	In 2006 14,934,843 shares were bought back which have subsequently been reissued in order to satisfy the conversion rights of holders of our 5.75 percent Convertible Subordinated Notes. We paid EUR 278 million in cash for these shares in total.
As of December 31, 2006 the number of issued shares is 502,550. This includes the number of issued and outstanding shares of 477,099 and treasury shares of 25,450.
ASML ANNUAL REPORT 2006

Consolidated Statements of Cash Flows

Year ended December 31	2004	2005	2006
(in thousands)	EUR	EUR	EUR

Cash Flows from Operating Activities
Net income	235,460	311,464	624,689

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	90,215	90,531	87,092
Impairment charges	2,929	8,350	17,354
Allowance for doubtful debts	3,085	1,871	249
Allowance for obsolete inventory	34,336	11,811	54,181
Deferred income taxes	114,701	17,830	(69,451)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(192,819)	203,488	(362,388)
Inventories	(149,215)	(41,397)	(85,213)
Other assets	1,127	(20,088)	(31,366)
Accrued liabilities	(5,507)	46,272	153,536
Accounts payable	121,998	3,406	(8,916)
Income taxes payable	837	79,973	97,740

Net cash provided by operating activities from continuing operations	257,147	713,511	477,507

Net cash used in operating activities from discontinued operations	(5,880)	(2,018)	0

Net cash provided by operating activities from total operations	251,267	711,493	477,507

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(74,979)	(72,660)	(70,619)
Proceeds from sale of property, plant and equipment	15,137	13,235	5,216
Purchase of intangible assets	(556)	(1,378)	(120)

Net cash used in investing activities from operations	(60,398)	(60,803)	(65,523)

Cash Flows from Financing Activities
Purchase of treasury shares	0	0	(401,000)
Purchase of shares in conjunction with conversion rights of bond holders	0	0	(277,385)
Net proceeds from issuance of shares and stock options	20,031	15,828	35,840
Excess tax benefits from stock options	0	0	2,906
Redemption and/or repayment of debt	(1,160)	(12,949)	(8,318)

Net cash provided by (used in) financing activities from operations	18,871	2,879	(647,957)

Net cash flows	209,740	653,569	(235,973)
Effect of changes in exchange rates on cash	(9,416)	22,910	(12,779)

Net increase (decrease) in cash and cash equivalents	200,324	676,479	(248,752)
Cash and cash equivalents at beginning of the year	1,027,806	1,228,130	1,904,609

Cash and cash equivalents at end of the year	1,228,130	1,904,609	1,655,857

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	45,866	45,141	48,656
Taxes	7,430	15,335	217,466

Supplemental non-cash investing and financing activities:
Conversion of Bonds into 0, 0 and 30,811,215 ordinary shares respectively in 2004, 2005 and 2006	0	0	459,087

ASML ANNUAL REPORT 2006

Notes to the Consolidated Financial Statements
1. General information/Summary of significant accounting policies
ASML Holding N.V., having its corporate seat in Veldhoven, the Netherlands, is a worldwide company engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems mainly consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.
The Company’s shares are listed for trading in the form of New York Shares on Nasdaq (Nasdaq Global Select Market) and in the form of registered shares (“Amsterdam Shares”) on the Eurolist by Euronext Amsterdam. The principal trading market of the Company’s ordinary shares is Eurolist by Euronext Amsterdam.
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
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
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
Derivative financial instruments
The Company principally uses derivative foreign currency hedging instruments for the management of foreign currency risks. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of SFAS No. 133”, the Company measures all derivative foreign currency hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for all hedges that are highly effective in offsetting the identified hedged risks as required by the SFAS No. 133 effectiveness criteria.
On the date the derivative contract is entered into, ASML designates the derivative as either a hedge of the fair value of a recognized asset or liability in non-functional currencies (“fair value” hedge), or a hedge of cash flows related to sales transactions or purchase transactions in non-functional currencies (“cash flow” hedge), or a hedge of the foreign currency exposure of a net investment in a foreign operation. ASML formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. ASML also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge (e.g. because of the sale, expiration and/or termination of the derivative), ASML discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in the statement of operations. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until underlying hedged transaction is recognized in the statement of operations. In the event that the underlying hedge transaction does not occur, or it
ASML ANNUAL REPORT 2006

becomes probable that it will not occur, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the statement of operations. Changes in the hedge of the foreign currency exposure of a net investment in a foreign operation are recorded in other comprehensive income.
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
The Company records any ineffective portion of foreign currency hedging instruments in sales or cost of sales in the statement of operations. Ineffectiveness of hedging instruments had a positive impact of EUR 0.3 million, EUR 0 million and EUR 0 million in 2004, 2005 and 2006, respectively.
The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not have benefits or costs due to ineffectiveness of interest rate swaps in 2004, 2005 and 2006.
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
Intangible assets
Intangible assets include acquired intellectual property rights that are valued at cost or estimated fair value and are amortized on a straight-line basis over the term of the rights ranging from three to ten years.
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
ASML ANNUAL REPORT 2006

recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less the cost to sell.
Revenue recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
We anticipate that, in connection with future introductions of new technology, we will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we are able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2006 and 2005 we had no deferred revenue from shipments of new technology. During the three years ended December 31, 2006, no revenue from new technology was recorded that had been previously deferred. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and has occurred on only one occasion since 1999.
ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time, the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2006 ASML has repurchase commitments for an amount of EUR 24 million.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services and prepaid service contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”). VSOE is determined based upon the prices that we charge for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts is recognized over the term of the contract.
The deferred revenue balance from installation and training services amounted to approximately EUR 13 million and EUR 27 million, respectively, at December 31, 2006. The deferred revenue balance from prepaid service contracts amounted to approximately EUR 121 million as of December 31, 2006.
We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. These discounts do not relate to future purchases or trade-ins with the exception of volume discounts. From time to time, we offer volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options. The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment. From time to time, we offer free or discounted products or services in connection with a current revenue transaction, which are earned by the customer at a future date only if the customer completes a specified cumulative level of revenue transactions. As the value of these free products or services is insignificant in relation to the value of the transactions necessary to earn these free products or services, a liability is recorded for the cost of these free products or services.
Accounting for shipping and handling fees and costs
ASML bills the customer for, and recognizes as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.
ASML ANNUAL REPORT 2006

Cost of sales
Costs of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve. Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.
Restructuring
ASML applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, the Company applies SFAS No. 146 in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. SFAS No. 112 is applied when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 establishes that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is, when a detailed plan exists, has been committed to by management and communicated to employees. SFAS No. 112 establishes that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 is recognized when the likelihood of future settlement is probable and can be reasonably estimated.
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
Stock options
On January 1, 2006, we implemented the provisions of SFAS No. 123 (R), “Share-Based Payment”, using the modified prospective transition method. SFAS No. 123 (R) requires companies to recognize the cost of employee services received (compensation expenses) in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. The grant-date fair value of these instruments was estimated using a Black-Scholes option valuation model. This Black-Scholes pricing model requires the use of assumptions, including expected stock price volatility and the estimated life of each award. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments. Our income before income taxes and net income was negatively impacted with EUR 8.8 million and EUR 7.4 million, respectively due to the adoption of SFAS No. 123 (R).
Using the modified prospective transition method, we began recognizing compensation expenses for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006. Additionally, compensation expenses for the portion of equity-based awards for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 are also recognized as the requisite service is rendered on or after that date. Compensation expenses are then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The total gross amount of recognized expenses associated with share based payments was EUR 9.7 million in 2006.
Under the modified prospective transition method, no restatement of prior interim periods and fiscal years has been made. Prior to January 1, 2006, we measured compensation expenses for our stock option plans using the intrinsic value method under APB 25 “Accounting for Stock Issued to Employees” and related interpretations. As the exercise price of all stock options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no compensation expenses were recognized in the consolidated statements of operations.
ASML ANNUAL REPORT 2006

Had compensation expenses been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, ASML’s net income and calculation for net income per ordinary share would have been as follows (net of related tax effects):

Year ended December 31	2004	2005
(in thousands, except per share data)	EUR	EUR

Net income (loss)
As reported	235,460	311,464
Compensation expenses	(12,437)	(10,022)
Pro forma	223,023	301,442

Basic net income (loss) per ordinary share
As reported	0.49	0.64
Pro forma	0.46	0.62

Diluted net income (loss) per ordinary share
As reported	0.49	0.64
Pro forma	0.46	0.62

The grant-date fair value for awards for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 is based on the grant-date fair value of those awards as calculated under SFAS No. 123, “Accounting for Stock-Based Compensation” for pro forma disclosures under the assumption of historical volatility. Since January 1, 2006 we are adopting implied volatility of our actively-traded options for new issued stock options as one of the assumptions in the Black-Scholes pricing model. As the semiconductor industry is becoming more mature, resulting in a decreasing cyclicality, we believe that implied volatility is currently a better assumption for the valuation model than historical volatility.
We make quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. We have selected the alternative transition method (under FSP FAS 123(R)-3) in order to calculate the tax pool.
The estimated weighted average fair value of options granted during 2004, 2005 and 2006 was EUR 7.35, EUR 6.87 and EUR 5.69, respectively, on the date of grant. ASML estimates this fair value using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model is based on the following assumptions:

Year ended December 31	2004	2005	2006

Weighted average share price (in EUR)	12.35	11.52	17.81
Volatility (in percentage)	68.3	65.6	30.0
Expected life (in years)	5	5	5
Risk free interest rate	3.65	3.10	3.8
Expected dividend yield	0	0	0
Forfeiture rate[1]	0	0	0

1	As per year end 2006 we estimate forfeitures to be nil.
When establishing the expected life assumption we annually take into account the contractual terms of the options as well as historical employee exercise behavior.
The weighted average share price at the date of exercise for stock options was EUR 18.26 (2005: EUR 15.36).
Total compensation expenses related to nonvested awards to be recognized in future periods amounts to EUR 9.7 million as per December 31, 2006. The weighted average period over which these costs are expected to be recognized is calculated at 1.3 years.
We did not modify outstanding stock option plans in anticipation of the adoption of SFAS No. 123(R).
Our current stock option plans do not provide for cash settlement of options.
ASML ANNUAL REPORT 2006

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
Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 14 to the consolidated statements. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to our statement of operations in 2004, 2005 and 2006. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.
We accrue for legal costs related to litigation in our statement of operations at the time when the related legal services are actually provided to us.
Net income per ordinary share
Basic net income per share is computed by dividing net income by the weighted average ordinary shares outstanding for that period. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML’s stock compensation plan were exercised, and if ASML’s convertible notes were converted, unless the exercise of the stock options or conversion of the convertible notes would have an anti-dilutive effect. The dilutive effect is calculated using the if-converted method. Following this method, ASML’s convertible bonds are considered dilutive in 2006 and 2005 and anti-dilutive in 2004. Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 20.
ASML ANNUAL REPORT 2006

The earnings per share (EPS) data have been calculated in accordance with the following schedule:

Year ended December 31	2004	2005	2006
(in thousands, except per share data)	EUR	EUR	EUR

Basic EPS computation:
Weighted average number of shares outstanding (after deduction of treasury stock) during the year	483,380	484,103	474,860

Net income available to holders of common shares	235,460	311,464	624,689

Basic earnings per share	0.49	0.64	1.32

Diluted EPS computation:
Net income available to holders of common shares	235,460	311,464	624,689
Plus interest on assumed conversion of convertible subordinated notes, net of taxes	0	33,518	14,714

Net income available to holders of common shares plus effect of assumed conversions	235,460	344,982	639,403

Weighted average number of shares:	483,380	484,103	474,860
Plus shares applicable to:
Stock options	1,281	1,488	2,550
Convertible subordinated notes, net of taxes	0	57,388	26,573

Dilutive potential common shares	1,281	58,876	29,123

Adjusted weighted average number of shares	484,661	542,979	503,983

Diluted earnings per share	0.49	0.64	1.27

Comprehensive income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income, but recorded directly in shareholders’ equity. For the years ended December 31, 2004, 2005 and 2006, comprehensive income consists of net income, unrealized gains and losses on derivative financial instruments and foreign currency translation adjustments.
New U.S. GAAP Accounting Pronouncements
In February 2006 the FASB issued FSP FAS 123R-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement Upon the Occurrence of a Contingent Event”. SFAS No. 123(R) originally required liability classification for options or similar instruments if the entity can be required under any circumstances to settle the options or similar instruments by transferring cash or other assets. This FSP clarifies that equity classification is appropriate, if the occurrence of a contingent event that could require a cash settlement feature is not probable. If the contingent event is within the control of the employee, liability classification is required regardless of the probability. An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is considered probable, shall be accounted for similar to a modification from an equity to liability award. The guidance in this FSP shall be applied upon initial adoption of Statement 123(R) on January 1, 2006. In 2006, the impact of this FSP was insignificant to our consolidated financial statements.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SAFS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and permits, among other things, fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 has to be adopted for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our consolidated financial statements.
In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in tax return(s). Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold
ASML ANNUAL REPORT 2006

has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for fiscal years beginning after December 15, 2006. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently in the process of determining the impact of adopting the provisions of Interpretation 48 on its consolidated financial statements.
In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF No. 06-03”). EITF No. 06-03 permits registrants to elect to present vendor taxes imposed concurrently on a specific revenue-producing transaction between a seller and a customer on either a gross or net basis. The scope of EITF No. 06-03 includes government assessed taxes that are directly imposed on revenue-producing transactions between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. Registrants are to be required to disclose their policies for presenting the taxes and would disclose any amounts presented on a gross basis. EITF No. 06-03 will be effective for interim and annual financial statements issued for periods beginning after December 15, 2006. We believe that the adoption of EITF No. 06-03 will have no material impact on our consolidated financial statements.
The SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) regarding the process of quantifying financial statement misstatements on September 13, 2006. SAB 108 states that registrants should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a (prior year) misstatement. The bulletin furthermore contains guidance on correcting errors. The bulletin is effective for financial statements for fiscal years ending after November 15, 2006. We do not believe that the adoption of SAB 108 has had a material impact on our (previous) consolidated financial statements.
The FASB issued SFAS No. 157, “Fair Value Measurements” on September 15, 2006. The Statement defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application) as of the beginning of the fiscal year in which this Statement is initially applied. We do not believe that the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.
2. Discontinued operations
On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its manufacturing activities in the Track business. As of December 31, 2005, ASML has completed the discontinuation of the Track business and the divesture of the Thermal business.
3. Restructuring
Restructuring Plan 2001
On October 16, 2001, as a consequence of the downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan (“Restructuring plan 2001”) which resulted in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG that overlapped with products of ASML. As of December 31, 2005, this plan had been fully effectuated.
Restructuring Plan 2003
The worldwide slowdown in the semiconductor industry continued into 2003 and, on July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority was planned for the Netherlands (“Restructuring plan 2003”). During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement, of which EUR 3.9 million was included in cost of sales and EUR 11.4 million was included in restructuring costs. The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the workforce reductions included in ASML’s Restructuring Plan 2002. The estimated initial annual cost savings were EUR 47 million. ASML’s Board of Management and ASML’s Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, the Company decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination.
As a result, ASML recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. The Company’s payments associated with these
ASML ANNUAL REPORT 2006

workforce reductions were EUR 0.5 million in 2005 and EUR 2.5 million in 2004 and ASML’s initially anticipated cost savings were reduced to approximately EUR 24 million.
Also during 2003, ASML recorded restructuring costs of approximately EUR 6.8 million relating to the consolidation of its office and warehouse facilities at the headquarters in Veldhoven as the Company ceased using certain of its facilities. The facility exit charges included estimated future obligations for non-cancelable lease payments and the impairment of property and equipment (primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost. During 2004, ASML recorded adjustments to the related restructuring provision due to postponed commencement dates of sublease agreements and higher exit costs than originally estimated. This resulted in an additional charge of EUR 3.5 million, EUR 1.0 million of which was recorded in cost of sales and EUR 2.5 million of which was recorded under restructuring charges. The Restructuring plan 2003 did not impact any processes or products. As of December 31, 2005, this plan had been substantially effectuated.
Tabular Disclosures of Restructuring
All restructuring charges are recorded in our statements of operations either in cost of sales or in restructuring charges, as summarized in the following table for the years ended December 31, 2004, 2005 and 2006:

Year ended December 31	2004	2005	2006
(in thousands)	EUR	EUR	EUR

Cost of sales	(2,694)	0	0
Restructuring Charges	(5,862)	0	0

Total	(8,556)	0	0

The following table summarizes, per restructuring plan, the movement in the restructuring provision for the three years ended December 31, 2006:

Restructuring plan announced in	2001	2003	Total
(in thousands)	EUR	EUR	EUR

Balance as of December 31, 2003	2,794	19,771	22,565
Utilization of the year	(2,323)	(7,774)	(10,097)
Adjustments	0	(8,556)	(8,556)
Effect of foreign currency translation	114	0	114

Balance as of December 31, 2004	585	3,441	4,026
Utilization of the year	(637)	(1,122)	(1,759)
Effect of foreign currency translation	52	0	52

Balance as of December 31, 2005	0	2,319	2,319
Utilization of the years	0	(574)	(574)

Balance as of December 31, 2006	0	1,745	1,745

ASML ANNUAL REPORT 2006

The following table summarizes, per category, the movement in the restructuring provision for the three years ended December 31, 2006:

	Purchase	Building	Severance
Category	commitments	closure costs	payments	Total
(in thousands)	EUR	EUR	EUR	EUR

Balance as of December 31, 2003	878	6,416	15,271	22,565
Utilization of the year	(914)	(6,705)	(2,478)	(10,097)
Adjustments	0	3,546	(12,102)	(8,556)
Effect of foreign currency translation	36	78	0	114

Balance as of December 31, 2004	0	3,335	691	4,026
Utilization of the year	0	(1,289)	(470)	(1,759)
Effect of foreign currency translation	0	52	0	52

Balance as of December 31, 2005	0	2,098	221	2,319
Utilization of the year	0	(476)	(98)	(574)

Balance as of December 31, 2006	0	1,622	123	1,745

ASML’s net cash outflows in 2004, 2005 and 2006 for exit plans were EUR 10.1 million, EUR 1.8 million and EUR 0.6 million respectively.
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
It is the Company’s policy to hedge material transaction exposures, such as sales transactions, forecasted purchase transactions and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.
During the twelve months ended December 31, 2006, no gain or loss was recognized in cost of sales relating to ineffective hedges. As of December 31, 2006 EUR 4.1 million (December 31, 2005: EUR 9.9 million) of other comprehensive income represents the total anticipated gain to be released to sales, and EUR 2.1 million (December 31, 2005: EUR 1.2 million) is the total anticipated loss to be charged to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.
It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
It is the Company’s policy to manage material translation exposures resulting predominantly from ASML’s U.S. dollar net investments. Throughout 2004 and 2005 a proportion of our USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to hedge a certain part of our U.S. dollar net investments. As from December 2005 onwards, forward contracts have been assigned to hedge this exposure.
The related foreign currency translation amounts (gross of taxes) included in cumulative translation adjustment for the years ended December 31, 2005 and 2006 were EUR 28.2 million loss and EUR 16.0 million gain, respectively.
Interest rate management
The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with
ASML ANNUAL REPORT 2006

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
As of December 31, 2006, we had two EUR interest rate swaps outstanding with nominal values of EUR 380 million in total on which we pay a floating interest of 3.59 percent. These interest rate swaps, which are designated as cash flow hedges, have fixed interest receipts at an average of 3.69 percent for periods up until May 2010 and have floating interest payments at 3 months EURIBOR.
Financial instruments as of December 31, 2006
The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives, except for the interest rate swaps, will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2005		2006
	Notional		Notional
As of December 31	Amount[2]	Fair Value	Amount[2]	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

Forward contracts[1]	93,260	(6,508)	480,489	1,642
Currency options	(29,843)	(1,369)	73,049	2,740
Interest rate swaps	917,395	(4,896)	429,900	(4,447)

(Source: Bloomberg)

1	Includes forward contracts on U.S. Dollars, Hong Kong Dollars, British Pounds, Swiss Francs, Israeli Shekel, Japanese Yen, Singapore Dollars, Taiwanese Dollars and Korean Wons.
2	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
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
Credit risk
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative financial instruments used in hedging activities.
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
ASML’s customers consist of integrated circuit manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable, ASML maintains an allowance reserve for potentially uncollectible accounts receivable. ASML regularly reviews the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In addition, ASML utilizes letters of credit to mitigate credit risk when considered appropriate.
ASML ANNUAL REPORT 2006

5. Accounts receivable
Accounts receivable consist of the following:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Gross accounts receivable	306,847	675,150
Allowance for doubtful debts	(4,275)	(2,388)

Net accounts receivable	302,572	672,762

A summary of activity in the allowance for doubtful debts:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Balance at beginning of year	(4,817)	(4,275)
Utilization of the provision	2,413	2,136
Addition of the year[1]	(1,871)	(249)

Balance at end of year	(4,275)	(2,388)

1	Addition of the year is recorded in cost of sales.
6. Inventories
Inventories consist of the following:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Raw materials	163,817	201,471
Work-in-process	482,801	442,513
Finished products	246,774	279,915

Total inventories, gross	893,392	923,899
Allowance for obsolescence and/or lower market value	(116,192)	(115,418)

Total inventories, net	777,200	808,481

A summary of activity in the allowance for obsolescence is as follows:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Balance at beginning of year	(163,066)	(116,192)
Addition of the year[1]	(11,811)	(54,181)
Effect of exchange rates	(8,461)	5,268
Utilization of the provision	67,146	49,687

Balance at end of year	(116,192)	(115,418)

1	Addition of the year is recorded in cost of sales.
The higher addition to and utilization of the inventory provision in 2006 reflect our increased focus on inventory control management.
ASML ANNUAL REPORT 2006

7. Other assets
Other non-current assets consist of the following:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Compensation plan assets[1]	9,605	8,087
Prepaid expenses	7,923	4,293
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Loan to Micronic[3]	13,000	13,000
Other	3,823	4,828

Total other non-current assets	39,796	35,653

1	For further details on compensation plan refer to Note 13.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 12.
3	Pursuant to a license agreement between Micronic and ASML, ASML has paid to Micronic in 2005 an amount of EUR 20 million, of which EUR 13 million (December 31, 2005: EUR 13 million) is non-current.
Other current assets consist of the following:

As of December 31	2005	2006
(in thousands)	EUR	EUR

Advance payments to Zeiss	61,502	78,412
VAT	27,047	22,413
Loan to Micronic[1]	7,000	3,500
Prepaid expenses	16,583	18,404
Other	13,670	24,954

Total other current assets	125,802	147,683

1	Pursuant to a license agreement between Micronic and ASML, ASML has paid to Micronic in 2005 an amount of EUR 20 million, of which EUR 3.5 million (December 31, 2005: EUR 7 million) is current.
Zeiss is the our sole supplier of lenses and, from time to time, receives non-interest advance payments from us that assist in financing Zeiss’ work in progress and thereby secure lens deliveries to us. Amounts owed under these advance payments are repaid through lens deliveries. We do not maintain a loss allowance against these advances, but periodically monitor Zeiss’ financial condition to confirm that no provision is necessary.
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
The licenses under the agreement are perpetual for patents having an effective application date before 2003 (“Class A Patents”) and all other patents (“Class B Patents”) will terminate at the end of 2009. At any time until June 30, 2015, either party has a limited right to designate up to 5 Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A Patents. Any patents acquired after the date of the agreement are deemed Class B Patents.
In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, further made payments of US$ 9 million (approximately EUR 8 million) in both 2005 and 2006, and is obligated to make an additional payment to Nikon of US$ 9 million in 2007. Based upon a royalty valuation method (using a royalty structure which was determined through an analysis of royalty agreements that involve transfers of technologies broadly comparable to ASML’s technology), an amount of EUR 21 million of the EUR 70 million of charges relating to the settlement was determined to pertain to future sales and was capitalized under intangible assets. The intangible asset is amortized over a period of 5 years under cost of sales, which equals the remaining estimated useful life of Class A Patents and the contractual life of Class B Patents. The remaining EUR 49 million was determined to relate to past conduct, i.e., components of products that had been affected by the patents covered by the patent cross-license agreement and that had been installed prior to effectiveness of the cross-license
ASML ANNUAL REPORT 2006

agreement. This amount was expensed as research and development expenses in ASML’s statement of operations for the year ended December 31, 2004.

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Cost
Balance, January 1	45,717	47,095
Additions	1,378	120

Balance, December 31	47,095	47,215

Accumulated amortization
Balance, January 1	13,899	22,152
Amortization	8,253	6,987

Balance, December 31	22,152	29,139

Carrying amount, December 31	24,943	18,076

Estimated amortization expenses relating to intangible assets for the next five years are as follows:

2007:	6,798
2008:	6,576
2009:	4,495
2010:	207
2011:	0

Total	18,076

ASML ANNUAL REPORT 2006

9. Property, plant and equipment
Property, plant and equipment consist of the following:

				Furniture,
		Machinery		fixtures and
	Buildings and	and	Leasehold	other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR

Cost
Balance, January 1, 2005	140,310	446,699	106,650	182,371	876,030
Additions	1,510	30,289	15,314	31,358	78,471
Disposals	(24,644)	(67,064)	(666)	(10,016)	(102,390)
Effect of exchange rates	9,775	23,900	731	3,821	38,227

Balance, December 31, 2005	126,951	433,824	122,029	207,534	890,338
Additions	1,919	52,703	17,481	27,191	99,294
Disposals	(605)	(37,318)	(1,977)	(3,262)	(43,162)
Effect of exchange rates	(7,107)	(14,190)	(592)	(2,344)	(24,233)

Balance, December 31, 2006	121,158	435,019	136,941	229,119	922,237

Accumulated depreciation
Balance, January 1, 2005	59,022	323,079	60,814	129,424	572,339
Depreciation	4,141	39,961	10,754	23,317	78,173
Impairment charges	0	8,350	0	0	8,350
Disposals	(16,668)	(46,682)	(221)	(8,546)	(72,117)
Effect of exchange rates	4,892	16,795	461	2,864	25,012

Balance, December 31, 2005	51,387	341,503	71,808	147,059	611,757
Depreciation	3,758	32,938	11,858	27,447	76,001
Impairment charges	10,222	7,132	0	0	17,354
Disposals	(309)	(32,889)	(1,343)	(3,057)	(37,598)
Effect of exchange rates	(3,125)	(10,852)	(396)	(1,794)	(16,167)

Balance, December 31, 2006	61,933	337,832	81,927	169,655	651,347

Carrying amount[1]
December 31, 2005	75,564	92,321	50,221	60,475	278,581
December 31, 2006	59,225	97,187	55,014	59,464	270,890

1	Includes as of December 31, 2006, 2005 and 2004 assets under construction, respectively, for buildings and constructions of EUR 1,615, EUR 1,390 and EUR 1,336, machinery and equipment of EUR 1,582, EUR 1,855 and EUR 2,592, leasehold improvements of EUR 11,524, EUR 4,473 and EUR 5,914 and furniture, fixtures and other equipment of EUR 13,194, EUR 9,805 and EUR 18,653.
The majority of the Company’s disposals relate to machinery and equipment, primarily consisting of demonstration systems and training systems. These systems are similar to the ones ASML sells in its ordinary course of business. The systems are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes this value and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions.
During 2005, we recorded impairment charges of EUR 8.4 million of which we recorded EUR 1.7 million in research and development expenses and EUR 6.7 million in cost of sales. During 2006 we recorded impairment charges of EUR 17.4 million of which we recorded EUR 14.1 million in cost of sales, EUR 2.0 million in research and development expenses and EUR 1.3 million in selling, general and administrative costs.
The impairment charges recorded in 2006 mainly relate to buildings and construction (EUR 10.2 million) and machinery and equipment (EUR 7.1 million). The impairment charges with respect to buildings and construction mainly relate to a subleased building in Japan for which there are insufficient cash flows to support its carrying amount, mainly as a result of a drop in rental income. This drop is caused by a cancellation of one of the subleases and unfavourable real estate market conditions at the location of our Japan building. The impairment was determined based on the difference between the building’s estimated fair value and its carrying amount. The impairment charges with respect to machinery and equipment mainly relate to development,
ASML ANNUAL REPORT 2006

production and field service tooling which were no longer used because the tools did no longer meet the today’s technology requirements. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying amount.
10. Accrued liabilities and other
Accrued liabilities and other consist of the following:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Deferred revenue	159,410	191,234
Warranty	38,215	75,297
Materials and costs to be paid	92,971	171,558
Current portion of long term debt	496,353	7,406
Advances from customers	99,303	96,242
Personnel related items	82,215	118,166
Investment credits	1,356	3,651
Restructuring	2,319	1,745
Other	13,479	543

Total accrued liabilities and other	985,621	665,842

Advances from customers consist of down payments made by customers prior to shipment for systems included in our current product portfolio or systems currently under development.
We provide standard warranty coverage on our systems for twelve months and an additional lens warranty for four years generally, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge and updates these estimated charges periodically. Changes in product warranty liabilities for the years 2005 and 2006 are as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Balance, January 1	35,150	38,215
Additions	42,014	83,059
Usage	(40,283)	(42,895)
Effect of exchange rates	1,334	(3,082)

Balance, December 31	38,215	75,297

11. Convertible subordinated debt and other long term debt
The Company’s obligations to make principal repayments under convertible subordinated notes and other borrowing arrangements as of December 31, 2006, for the next five years and thereafter, assuming no conversions of the Company’s convertible notes occur and excluding the fair value of interest rate swaps used to hedge the fair value and excluding interest expense, are as follows:

2007	573
2008	453
2009	453
2010	380,453
2011	35
Thereafter	0

Total	381,967

ASML ANNUAL REPORT 2006

Convertible subordinated debt
The following table summarizes the Company’s outstanding convertible notes as of December 31, 2006 and 2005, including fair value of interest rate swaps used to hedge the fair value of the interest bearing convertible debts:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

5.75 percent convertible notes
Principal amount	487,497	0
Fair value interest rate swaps	0	0
Total	487,497	0

5.50 percent convertible notes
Principal amount	380,000	380,000
Fair value interest rate swaps	238[1]	0
Total	380,238	380,000

Total	867,735	380,000

1	In 2005 we used interest rate swaps to hedge the risk from interest rate fluctuations. As of December 31, 2005, deferred interest rate swap proceeds amounting to EUR 0.2 million have been recorded as an addition to our outstanding Convertible Subordinated Notes.
In October 2001, we completed an offering of US$ 575 million principal amount of our 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes were converted into 30,811,215 ordinary shares at US$ 18.66. Prior to the conversion, we purchased 14,934,843 shares pursuant to a call option transaction. These shares were subsequently reissued in order to satisfy the conversion rights of holders of our 5.75 percent Convertible Subordinated Notes. We paid EUR 277 million for these shares in total. An additional 15,876,372 shares have been issued to satisfy the conversion rights of these notes.
In May 2003, we completed an offering of EUR 380 million principal amount of our 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. Unless previously converted, the notes are redeemable at 100 percent of its principal amount on May 15, 2010. The notes are redeemable at our option, in whole or in part, at any time on or after May 27, 2006, provided that our shares close above 150 percent of the conversion price for twenty trading days out of a thirty-day period.
The following table summarizes the estimated fair values of our Convertible Subordinated Notes:

	2005		2006
	Principal		Principal
Year ended December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR

5.75 percent convertible notes	487,497	559,587	0	0
5.50 percent convertible notes	380,000	510,891	380,000	531,050

(Source: Bloomberg)
The fair value of the Company’s long-term debt is estimated based on the quoted market prices as of December 31, 2005 and December 31, 2006, respectively.
Other financial debt
In February 1997, we received a US$ 6.5 million (EUR 5.5 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company’s United States facility in Wilton, Connecticut. At December 31, 2006, our outstanding debt with respect to this loan amounted to US$ 0.2 million (EUR 0.1 million).
We assumed three yen-denominated loans (which were granted in 1999) in connection with our merger with SVG. Approximately EUR 1.8 million (JPY 290 million) is outstanding at December 31, 2006, which loan is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent.
ASML ANNUAL REPORT 2006

Lines of credit
At December 31, 2006, the Company had available credit facilities for a total of EUR 400 million (2005: EUR 400 million), all of which expire in November 2009.
No amounts were outstanding under these credit facilities at the end of 2006 and 2005. The credit facilities contain certain restrictive covenants, including a requirement that the Company maintains a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with these covenants at December 31, 2006 and 2005. ASML does not currently anticipate any difficulty in continuing to meet these covenant requirements.
Outstanding amounts under these credit facilities will bear interest at the European Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) plus a margin that is dependent on the Company’s liquidity position.
12. Commitments, contingencies and guarantees
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed.
Lease Commitments and Variable Interests
The Company leases equipment and buildings under various operating leases. Operating leases are charged to expense on a straight-line basis. See Tabular Disclosure of Contractual Obligations below.
In December 2003, the FASB issued FIN 46 (R), “Consolidation of Variable Interest Entities”. Under FIN 46 (R), an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.
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
ASML believes that it holds a variable interest in this entity and that the entity is a variable interest entity (“VIE”) because it is subject to consolidation in accordance with the provisions of paragraph 5 of FIN 46 (R). The total equity investment at risk is approximately 3.6 percent of the lessor’s total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders. ASML determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other variable interest holders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary.
ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.
Purchase Obligations
The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in the Company’s financial statements. As of December 31, 2006, the Company had purchase commitments for a total amount of approximately EUR 995 million (December 31, 2005: EUR 676 million), reflecting its backlog level at the end of 2006. In its negotiations with suppliers the Company continuously seeks to align its purchase commitments with its business objectives. See Tabular Disclosure of Contractual Obligations below.
ASML ANNUAL REPORT 2006

Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations with respect to long term debt, operating lease obligations, purchase obligations and other deferred liabilities as of December 31, 2006 can be summarized as follows:

		Less than	1-3	3-5	After 5
Payments due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Long Term Debt Obligations, including interest expenses[1]	455,214	21,516	42,754	390,944	0
Operating Lease Obligations	187,742	31,210	50,511	35,893	70,128
Purchase Obligations	995,047	991,292	3,546	209	0
Other Liabilities[2]	30,793	6,834	23,959	0	0

Total Contractual Obligations	1,668,796	1,050,852	120,770	427,046	70,128

1	We refer to Note 11 to the consolidated financial statements for the amounts excluding interest expenses.

2	Other liabilities relate to the additional payment to Nikon due in 2007 with respect to a cross-license of patents related to lithography equipment and system repurchase commitments.
Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 48 million, EUR 47 million and EUR 42 million for the years ended December 31, 2004, 2005 and 2006 respectively.
Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2006 can be summarized as follows:

		Less than	1-3	3-5	After 5
Purchase options due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Purchase options	61,362	0	5,627	0	55,735

Other Off-Balance Sheet Arrangements
The Company has certain additional commitments and contingencies that are not recorded on its balance sheet but may result in future cash requirements.
We provide guarantees to third parties in connection with transactions entered into by its Dutch subsidiaries in the ordinary course of business from time to time.
Intended acquisition Brion
We intend to acquire 100 percent of the outstanding shares of Brion Technologies, Inc. subject to approval by regulatory authorities, for a total consideration of USD 270 million (approximately EUR 203 million) in cash.
13. Employee benefits
In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120 percent of the average Moody’s corporate bond rate. For calendar years 2004, 2005 and 2006, participants’ accounts were credited at 7.57 percent, 7.04 percent and 6.92 percent respectively. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2004, 2005 and 2006, the expense incurred under this plan was EUR 0.4 million, EUR 0.4 million and EUR 0.2 million, respectively. As of December 31, 2005 and 2006 the Company’s liability under the deferred compensation plan was EUR 5 million and EUR 3 million respectively.
In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants invest their funds between the
ASML ANNUAL REPORT 2006

investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 5 years after deferral. There were minor plan expenses in 2006. On December 31, 2004, 2005 and 2006, the Company’s liability under the deferred compensation plan was EUR 3 million, EUR 3 million and EUR 5 million, respectively.
Pension plans
ASML maintains various pension plans covering substantially all of its employees. The Company’s approximately 2,800 employees in the Netherlands participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan spans approximately 1,300 companies and 147,000 contributing members. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pensions and Savings Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 100 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment.
ASML’s net periodic pension cost for this multi-employer plan for any fiscal period is the amount of the required contribution for that period. However, a contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multi-employer plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate.
ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant fiscal period.
The Company’s pension costs for all employees for the three years ended December 31, 2006 were:

Year ended December 31	2004	2005	2006
(in thousands)	EUR	EUR	EUR

Pension plan based on multi-employer union plan	17,747	20,143	21,407
Pension plans based on defined contribution	8,103	7,254	7,538

Total	25,850	27,397	28,945

Bonus plan
ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on the actual performance on corporate, departmental and personal targets. The bonus for members of senior management can range between 0 percent and 70 percent, or 0 percent and 40 percent of their annual salaries, depending upon their seniority. The performance targets for 2006 were set per half year of which the first half year amount is paid out in the second half of 2006 and the second half year amount is expected to be paid out in the first quarter of 2007. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2004	2005	2006
(in thousands)	EUR	EUR	EUR

Bonus expenses	7,481	8,555	8,202

The second half-year 2006 bonus is accrued for in the statement of operations for the year ended December 31, 2006 and expected to be paid in the first quarter of 2007.
In early 2005, a dispute arose between the Company and the Works Council regarding the question whether the establishment of and amendments to bonus plans for management (the “ASML Senior and Executive Bonus Plan”) should be subject to the approval of the Works Council. In May 2005, the Works Council initiated legal proceedings on this matter. In July 2006, ASML and the Works Council entered into an agreement on the matter and agreed to no longer pursue the court case by either party.
ASML ANNUAL REPORT 2006

Profit-sharing plan
ASML has a profit-sharing plan covering all employees, who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2004, 2005 and 2006 was 5 percent, 8 percent and 12 percent, respectively. This profit-sharing bonus is accrued for in the statement of operations for the year ended December 31, 2006 for an amount of EUR 27.8 million, expected to be paid in the first quarter of 2007.
Stock options
The Company has adopted various stock option plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options that can be granted in that year. The determination is subject to the approval of the Supervisory Board of the Company. Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext on the applicable grant dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant date.
Stock option transactions are summarized as follows:

	Number of	Weighted average
	shares	exercise price per share (EUR)

Outstanding, December 31, 2003	24,571,024	24.58
Granted	2,485,782	12.35
Exercised	(875,530)	9.76
Expired	(561,282)	17.73

Outstanding, December 31, 2004	25,619,994	23.19
Granted	2,685,681[1]	11.56
Exercised	(991,700)	11.68
Expired	(1,522,674)	15.04

Outstanding, December 31, 2005	25,791,301	23.09
Granted	1,185,863	17.81
Exercised	(1,964,268)	14.40
Expired	(1,589,546)	33.01

Outstanding, December 31, 2006	23,423,350	23.40
Exercisable, December 31, 2006	17,258,450	27.15
Exercisable, December 31, 2005	18,251,813	28.06
Exercisable, December 31, 2004	19,568,177	26.65

1	Actual number of performance stock options which are awarded in 2006 for 2005 achievements. These options were conditionally granted in 2005.
Information with respect to stock options outstanding at December 31, 2006 is as follows:

			Weighted	Weighted
Options			average	average
outstanding	Number	Number	remaining	exercise price
Range of exercise	outstanding	exercisable	contractual	of outstanding
prices (EUR)	December 31, 2006	December 31, 2006	life (years)	options (EUR)

5.29 — 7.94	316,820	316,820	5.43	7.30
8.17 — 12.26	8,257,562	3,470,376	6.14	11.38
12.75 — 19.13	2,784,987	1,407,273	5.02	15.99
19.45 — 29.18	3,565,222	3,565,222	0.97	20.58
29.65 — 44.48	4,928,829	4,928,829	0.09	34.39
45.02 — 67.53	3,569,930	3,569,930	5.07	46.02

Total	23,423,350	17,258,450	3.77	23.40

ASML ANNUAL REPORT 2006

Details with respect to stock options are set forth in the following table:

Year ended December 31	2004	2005	2006
(in thousands, except for contractual term)

Aggregate intrinsic value of stock options exercised (EUR)	1,437	1,894	12,162
Total fair value of shares vested during the year (EUR)	0	0	362
Aggregate remaining contractual term of currently exercisable options (years)	3.78	2.80	2.21
Aggregate intrinsic value of exercisable stock options (EUR)	0	0	0
Aggregate intrinsic value of outstanding stock options (EUR)	0	0	0

Stock Option Extension Plans and Financing
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
Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink — each EUR 380,835) subject to the Netherlands tax-regime. The interest-free loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven. ASML’s Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.
In 2006, we launched a stock option plan for Dutch employees holding stock options granted in 2000 (option “A”), which expire in 2012. In this plan we granted options (option “B”) which only become effective after option “A” expires unexercised in 2012. The virtual employee loan in conjunction with option “A” will then be transferred to option “B” and consequentially gets the status of a perpetual loan. In total 932 employees chose to join this plan. Under the plan we granted 1,515,643 stock options and recognized additional compensation expenses of EUR 0.8 million for the year ended December 31, 2006.
Policy for issuing shares upon exercise
Until 2006 we issued new shares to satisfy the option rights of option holders upon exercise. We will prepare for additional potential share buyback programs to be executed, subject to authorization by the Annual General Meeting of Shareholders on March 28, 2007. These shares will either be used to cover outstanding stock options or be cancelled.
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
Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, further made
ASML ANNUAL REPORT 2006

payments of US$ 9 million (approximately EUR 8 million) in both 2005 and 2006, and is obligated to make an additional payment to Nikon of US$ 9 million in 2007. Zeiss made an initial payment to Nikon of US$ 40 million (approximately EUR 32 million) in 2004, further made payments of US$ 6 million (approximately EUR 4 million) in both 2005 and 2006, and is required to make an additional payment to Nikon of US$ 6 million in 2007.
Patent litigation with Ultratech Stepper, Inc
In May 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit against ASML. Ultratech alleges that ASML is infringing Ultratech’s rights under a United States patent in connection with its manufacture and commercialization in the United States of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment.
Ultratech’s patent infringement claims were tried before a jury in Oakland, California, in May and June of 2005. On June 21, 2005 the jury unanimously determined that each of the claims of Ultratech’s patent that Ultratech had asserted against ASML was invalid, and thus that ASML was not liable for patent infringement, notwithstanding the jury’s finding that each of these claims was infringed by ASML and certain of its customers. The Court entered judgment in favor of ASML following receipt of the jury verdict.
Ultratech filed motions with the Court seeking to overturn the jury’s finding that the asserted claims of its patent are invalid or, in the alternative, seeking a new trial. The Court denied each of Ultratech’s motions. Ultratech then filed an appeal with the United States Court of Appeals for the Federal Circuit challenging the finding that the asserted claims of Ultratech’s patent are invalid. Briefing is ongoing in connection with this appeal, and no hearing date has been set yet. In the event the appeals court overturns the jury’s finding that the asserted claims of Ultratech’s patent are invalid and ASML is held to infringe any valid claims of Ultratech’s patent, it could result in a substantial damages award and an injunction that could substantially restrict or prohibit ASML’s sales in the United States, either of which could have a material adverse effect on the Company’s financial position and results of operations.
Arbitration with Aviza Technology
On December 1, 2006, Aviza Technology (“Aviza”) initiated arbitration proceedings against ASML Holding N.V., ASML U.S., Inc. and various other affiliates and subsidiaries (collectively, the “ASML parties”). Aviza’s arbitration demand alleges that the ASML parties engaged in fraud and made negligent misrepresentations or omissions in connection with a 2002 license agreement between ASML and IPS, Ltd. that was assigned to Aviza in connection with the 2003 divestiture of ASML’s Thermal Division.
ASML believes that there are meritorious defenses to Aviza’s allegations, and it intends to vigorously defend itself in the arbitration proceeding, and accordingly, that the outcome of the proceeding will not have a material adverse effect on its financial position or results of operations. However, there can be no assurance that ASML will prevail, given the inherently uncertain nature of arbitration proceedings. If Aviza were to prevail, it could result in a substantial damages award and have a material adverse effect on ASML’s financial position and results of operations.
15. Income taxes
The components of income before income taxes are as follows:

Year ended December 31	2004	2005	2006
(in thousands)	EUR	EUR	EUR

Domestic	216,790	256,874	654,985
Foreign	146,050	178,149	214,813

Total	362,840	435,023	869,798

In addition to the income tax expense charged to the statement of operations, current and deferred tax of EUR 4.3 million have been recognized in equity (loss) in the year 2006 related to stock option plans and derivative instruments.
The Netherlands domestic statutory tax rate amounted to 29.6 percent in 2006 and 31.5 percent in 2005. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
ASML ANNUAL REPORT 2006

The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year ended December 31	2004		2005		2006
(in thousands)	EUR	%	EUR	%	EUR	%

Income before income taxes	362,840	100.0	435,023	100.0	869,798	100.0
Income tax expense based on domestic rate[1]	125,180	34.5	137,032	31.5	257,460	29.6
Change in statutory tax rate[2]	14,544	4.0	(2,056)	(0.5)	(3,435)	(0.4)
Different tax rates[3]	(24,477)	(6.7)	(19,478)	(4.5)	(19,710)	(2.3)
Other credits and non-taxable items[4]	12,133	3.3	8,061	1.9	10,794	1.3

Provision for income taxes shown in the statement of operations	127,380	35.1	123,559	28.4	245,109	28.2

1	Income tax expense based on domestic rate reflects the tax expense that would have been applicable if all of our income were derived from our Dutch operations.
2	At the end of 2004, the Netherlands Government has enacted a corporate tax rate reduction. As a result of this law change the Netherlands statutory tax rate was planned to be reduced in steps to 30 percent through 2007. This led to a remeasurement of our deferred tax assets and liabilities, resulting in a one time increase in the tax charge of EUR 14.5 million in 2004. At the end of 2005, the Netherlands Government enacted a further tax rate reduction to 29.6 percent in 2006 and 29.1 percent in 2007. This led to an additional remeasurement of our deferred tax assets and liabilities, resulting in a one time tax benefit of EUR 2.1 million in 2005 since we had a net deferred tax liability position in the Netherlands tax jurisdiction. At the end of 2006, the Netherlands Government has enacted a tax rate reduction again. As a result of this law change the Netherlands statutory tax rate was reduced to 25.5 percent for 2007 and following years. This led to a remeasurement of our deferred tax assets and liabilities, resulting in a one time tax benefit of EUR 3.4 million in 2006 since we had a net deferred tax liability position in the Netherlands tax jurisdiction.
3	Our results are not solely realized in the Netherlands but also in other countries where different tax rates are applicable. Different tax rates reflects the adjustment necessary to give effect to the differing tax rates applicable in these non-Dutch jurisdictions.
4	Other credits and non-taxable items reflect the impact on statutory rates of permanent non-deductible and non- taxable items such as non-deductible taxes and dues, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of various tax credits on our provision for income taxes.
The provision for income taxes consists of the following:

Year ended December 31	2004	2005	2006
(in thousands)	EUR	EUR	EUR

Current
Domestic	1,318	2,216	190,844
Foreign	6,375	4,517	27,459
Deferred
Domestic	96,053	68,954	(235)
Foreign	23,634	47,872	27,041

Total	127,380	123,559	245,109

The deferred tax position and tax contingencies recorded within the balance sheet are as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Deferred tax position	205,775	248,006
Tax contingencies	(127,864)	(130,661)

Total	77,911	117,345

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. However, we believe that we have adequately reserved for tax contingencies. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. We account for the income tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. The tax contingencies mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We provide for these tax contingencies for the duration of the statue of limitation which differs per tax jurisdiction and generally ranges up to 7 years. As of December 31, 2006 the tax contingencies amount to EUR 130.7 million (December 31, 2005: EUR 127.9 million) and are included in Deferred tax and other liabilities on the consolidated balance sheets.
ASML ANNUAL REPORT 2006

The deferred tax position is classified in the consolidated financial statements as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Deferred tax assets — short term	95,636	141,255
Deferred tax assets — long term	206,884	200,378
Deferred tax liabilities — short term	(390)	(825)
Deferred tax liabilities — long term	(96,355)	(92,802)

Total	205,775	248,006

The deferred tax position consists of the following:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

Tax effect carry-forward losses	134,220	109,554
Bilateral Advance Pricing Agreement	66,740	57,213
Research and Development Costs	23,773	46,422
Inventories	13,167	30,851
Temporary depreciation investments	(50,781)	(9,998)
Other temporary differences	18,656	13,964

Total	205,775	248,006

Deferred tax assets result predominantly from net operating loss carry-forwards incurred in the United States. Net operating losses qualified as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to carry forward its United States federal tax losses in existence at December 31, 2006 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. The Company’s ability to carry forward United States state tax losses in existence at December 31, 2006 will expire in the period 2007 through 2023. The total amount of losses carried forward as of December 31, 2006 is EUR 276 million tax basis or EUR 110 million tax effect, which resides completely with ASML US, Inc. Based on our analysis, we believe that it is more likely than not that all United States qualified tax losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations, possible tax planning alternatives available to us, and a realignment of group assets that we effected during the period 2001 through 2003 and that included the transfer of certain tangible and intangible assets of ASML US, Inc. to ASML Netherlands B.V. The value of the assets transferred results in an additional income stream to ASML US, Inc., which we believe will, together with projected future taxable income from operations, more likely than not, be sufficient to absorb the net operating losses that ASML US, Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 we requested a bilateral advance pricing agreement (“APA”) from the US and Netherlands tax authorities. Since December 2002, we have held numerous meetings with representatives of those authorities. The most recent meetings with the United States and Netherlands tax authorities took place in June and July 2006. Based on these meetings, and feedback from both these authorities, we are confident that our APA request will be successful. The specific timing for completion of the APA remains in the control of those tax authorities. The deferred tax asset for the Bilateral Advance Pricing Agreement relate to the realignment of group assets (discussed below) the proceeds of which are partly taxable with ASML US at the moment such assets were transferred.
The deferred tax assets for Research and Development costs relate to research and development costs which are tax deductible in future years.
The main components of our deferred tax position related to inventories are deferred tax on eliminated intercompany profit in inventories (EUR 16.2 million) and temporary differences on timing of inventory provisions (EUR 14.7 million). Temporary differences on timing of inventory provisions result from tax laws that defer deduction for an inventory provision until the moment the related inventory is actually disposed of or scrapped, rather than when the provision is recorded for accounting purposes.
ASML ANNUAL REPORT 2006

Pursuant to Netherlands tax laws, we have temporarily depreciated part of our investment in our United States group companies. This depreciation has been deducted from the taxable base in the Netherlands and resulted in a temporary tax refund of EUR 152 million. This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2006 through 2010. As of December 31, 2006, the remaining net tax effect of this repayment obligation amounted to EUR 10 million, of which EUR 90 million is recorded as a long-term deferred tax liability and EUR 80 million as a current tax asset in the Company’s financial statements.
We are subject to tax audits in the various tax jurisdictions we operate in. During such audits, local tax authorities may challenge the positions taken by us.
16. Segment disclosure
Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”
ASML operates in one reportable segment for the development, manufacture, marketing and servicing of lithography equipment. In accordance with SFAS No. 131 (“SFAS 131”), “Disclosures about Segments of an Enterprise and Related Information,” ASML’s chief operating decision-maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company.
Since the beginning of 2005, management reporting includes net system sales figures of our product lines: 300 millimeter new systems, 200 millimeter new systems and used systems. Net sales for these product lines in 2005 and 2006 were as follows:

Year ended December 31	2005	2006
(in thousands)	EUR	EUR

300 millimeter new systems	1,932,976	2,918,073
200 millimeter new systems	179,228	165,069
used systems	115,474	145,923

Total net system sales	2,227,678	3,229,065

ASML ANNUAL REPORT 2006

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which they are located. Net sales and identifiable assets by geographic region were as follows:

Year ended December 31	Net sales	Identifiable assets
(in thousands)	EUR	EUR

2004
Korea	472,112	11,460
Taiwan	658,765	19,344
Rest of Asia	534,039	706,709
Europe	304,051	2,016,066
United States	496,410	455,674

Total	2,465,377	3,209,253

2005
Korea	877,681	12,839
Taiwan	457,942	14,013
Rest of Asia	368,301	769,274
Europe	217,944	2,498,299
United States	607,099	436,655

Total	2,528,967	3,731,080

2006
Korea	1,085,497	13,730
Taiwan	739,432	16,058
Rest of Asia	470,915	937,107
Europe	369,289	2,145,710
United States	931,971	740,036

Total	3,597,104	3,852,641

In 2006, sales to one customer accounted for EUR 730 million or 20 percent of net sales. In 2005, sales to one customer accounted for EUR 609 million, or 24 percent of net sales. In 2004, sales to one customer accounted for EUR 434 million or 18 percent of net sales. ASML’s three largest customers accounted for 35 percent of accounts receivable at December 31, 2006 and 49 percent of accounts receivable at December 31, 2005, compared to 38 percent at December 31, 2004.
Substantially all our sales were export sales in 2004, 2005 and 2006.
17. Board of Management and Supervisory Board remuneration
Board of Management
The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee of the Supervisory Board. The 2006 remuneration policy was adopted by the General Meeting of Shareholders of March 23, 2006. ASML’s aim with the remuneration policy is to continue to attract, reward and retain qualified industry professionals in an international labor market. The remuneration structure and levels are determined by referencing to the appropriate top executive pay market practices by benchmarking positions. The total remuneration consists of base salary and benefits, a short-term performance cash bonus and performance stock options and long-term performance stock.
ASML ANNUAL REPORT 2006

Base salary, benefits and short-term performance cash bonus
The remuneration in euros of the members of the Board of Management was as follows:

	2004	2005	2006
Year ended December 31	EUR	EUR	EUR

Salaries	2,176,085	1,860,359	1,921,375
Bonuses	1,305,651	905,488	882,872
Pension cost	486,045	218,791	196,887
Other benefits[1,2]	827,574	227,798	243,917

Total	4,795,355	3,212,436	3,245,051

1	Other benefits include housing costs, company cars, social security costs, health and disability insurance and representation allowances.
2	Other benefits include housing costs, company cars, social security costs, health and disability insurance, representation allowances and expenses totaling EUR 589,845 pursuant to an agreement with Mr. McIntosh in connection with retirement from the Board of Management.
The 2006 remuneration in euros of the individual members of the Board of Management was as follows:

	Received	Earned Cash	Other
	Base Salary	Bonus[1]	benefits[2]	Total
	EUR	EUR	EUR	EUR

E. Meurice	660,000	303,270	91,127	1,054,397
P.T.F.M. Wennink	420,000	192,990	47,638	660,628
M.A. van den Brink	441,375	202,812	36,333	680,520
K.P. Fuchs	400,000	183,800	68,819	652,619

1	The statement of operations for the year ended December 31, 2006 includes the actual short-term performance cash bonus earned over the year 2006, which will be payable in the first quarter of 2007.
2	Other benefits include housing costs, company cars, social security costs and disability insurance.
ASML has an annual short-term performance cash bonus plan for the Board of Management. Under this plan, the annual performance bonus will range between 0 percent and 50 percent of base salary, under the 2006 Remuneration Policy as adopted by the AGM on March 23, 2006. Under this plan the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets are market share and financial and operational performance parameters relating to return on invested capital parameters.
The 2006 vested pension benefit1 (in euro) of individual members of the Board of Management was as follows:

2006

E. Meurice	68,086
P.T.F.M. Wennink	42,886
M.A. van den Brink	45,130
K.P. Fuchs	40,785

1	Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution.
ASML ANNUAL REPORT 2006

Performance Stock Options
Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:

			Granted		Exercised			Share price
	Jan. 1,		during		during	Dec. 31,	Exercise	on exercise	Expiration
	2006		2006[4]		2006	2006	price	date	date

E. Meurice	125,000		—		—	125,000	10.62	—	15-10-2014
	12,500				—	12,500	11.52	—	21-01-2015
	57,770	[1]			—	57,770	11.53	—	18-01-2015
	—		88,371		—	88,371	17.90	—	18-01-2016
P.T.F.M. Wennink	31,500				—	31,500	58.00	—	20-01-2012
	15,660				—	15,660	40.40	—	22-01-2007
	50,000				—	50,000	29.92	—	22-01-2007
	20,960				—	20,960	22.12	—	20-07-2007
	20,000				—	20,000	20.28	—	21-01-2008
	20,000				—	20,000	7.02	—	22-04-2013
	20,000				—	20,000	14.23	—	23-04-2014
	32,379	[1]			—	32,379	11.53	—	18-01-2015
	—		56,236		—	56,236	17.90	—	18-01-2016
M.A. van den Brink	31,500				—	31,500	58.00	—	20-01-2012
	19,860				—	19,860	40.40	—	22-01-2007
	26,560				—	26,560	22.12	—	20-07-2007
	20,000				—	20,000	20.28	—	21-01-2008
	20,000				10,000	10,000	7.02	19.18	22-04-2013
	20,000				—	20,000	14.23	—	23-04-2014
	40,473	[1]			—	40,473	11.53	—	18-01-2015
	—		59,098			59,098	17.90	—	18-01-2016
K.P. Fuchs	6,113	[1,2]	—		—	6,113	11.53	—	18-01-2015
	—		22,000	[3]	—	22,000	17.61	—	20-04-2016
	—		53,558		—	53,558	17.90	—	18-01-2016

1	Granted in 2005 and awarded in 2006 for 2005 actual achievement.
2	The stock options granted to Mr. K.P. Fuchs are performance stock options which were granted in 2006 in relation to performance throughout the period November 1, 2005 through December 31, 2005.
3	The stock options granted to Mr. K.P. Fuchs are sign on stock options. The Board of Management was authorized by the annual general meeting of shareholders as per March 23, 2006 to issue these stock options on the first possible moment of grant.
4	Granted in 2006 and awarded in 2007 for 2006 actual achievement.
Mr. Wennink and Mr. van den Brink have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.
Conditional Performance Stock Options
Members of the Board of Management are eligible to a maximum conditional performance stock option grant, under the conditions set forth in the 2006 Remuneration Policy, with a value equal to 50 percent of their base salary. The maximum number of performance stock options in relation to this amount was determined on the day of publication of the 2005 annual results (in 2006) and was based upon the fair value of a performance stock option in accordance with the Cox Ross Rubinstein method. The fair value according to this method equals EUR 3.73 per performance stock option. The ultimately awarded number of performance stock options is determined upon achievement of the 2006 target. Based on the Black-Scholes option pricing model, the fair value of the options granted in 2005 and 2006 was EUR 6.60 and EUR 5.58, respectively. The compensation expenses recorded in the statement of operations for the year ended December 31, 2006 amount to EUR 1.4 million.
ASML ANNUAL REPORT 2006

The actual number of performance stock options which will be awarded in 2007 in relation to performance achievements over 2006 are as follows:

Actual number of performance stock options which will
be awarded in 2007 for 2006 actual achievement

E. Meurice	88,371
P.T.F.M. Wennink	56,236
M.A. van den Brink	59,098
K.P. Fuchs	53,558

Conditional Performance Stock
Members of the Board of Management are eligible to a maximum conditional performance stock award, under the conditions set forth in the 2006 Remuneration Policy, with a value equal to 87.5 percent of their base salary. The maximum number of performance stock in relation to this amount was determined on the day of publication of the 2005 annual results (in 2006) and was based upon the fair value of a performance stock in accordance with the Cox Ross Rubinstein method. The fair value according to this method equals EUR 8.01 per performance stock. The ultimately awarded number of performance stock will be determined over a three year period upon achievement of targets set in 2006. These targets are financial and operational performance parameters relating to return on invested capital parameters. ASML accounts for this stock award performance plan as a variable plan. The fair value of the stock granted in 2005 and 2006 was EUR 11.53 and EUR 17.90, respectively. The compensation expenses recorded in the statement of operations for the year ended December 31, 2006 amount to EUR 0.8 million.
The maximum number of performance stock from 2006 which can be awarded in relation to performance targets over the three year performance period 2006 through 2008 are as follows:

	Maximum number of	Maximum number of
	performance stock granted	performance stock granted
	in 2005 to be awarded in	in 2006 to be awarded in
	2008	2009

E. Meurice	36,972	72,136
P.T.F.M. Wennink	20,721	45,905
M.A. van den Brink	25,902	48,241
K.P. Fuchs	3,912	43,719

Benefits upon termination of employment
The employment agreements with Messrs. P. Wennink and M. van den Brink do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments will be according to applicable law.
The employment agreements with Messrs. E. Meurice and K. Fuchs contain specific provisions regarding those benefits. If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of Mr. E. Meurice or Mr. K. Fuchs respectively, a severance amount equal to one year base salary will be made available upon the effective date of termination. This severance payment will also be made available in case Mr. Meurice or Mr. Fuchs gives notice of termination of the employment agreement in connection with a substantial difference of opinion between the respective executive and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.
Furthermore, Messrs. E. Meurice and K. Fuchs shall also be entitled to the aforementioned severance amounts in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if Mr. Meurice or Mr. Fuchs gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.
Supervisory Board
The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. This annual remuneration is paid out over the past period after the annual General Meeting of Shareholders.
ASML ANNUAL REPORT 2006

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
During 2005 and 2006, ASML paid out the following amounts to the individual members of the Supervisory Board (in euro):

	2005	2006
Year ended December 31	EUR	EUR

H. Bodt	70,000	70,000
P.H. Grassmann[1]	25,000	35,000
OB Bilous[2]	0	45,000
J.A. Dekker	45,000	45,000
M.J. Attardo[3]	35,000	0
J.W.B. Westerburgen	45,000	45,000
F. Fröhlich	35,000	40,000
A. van der Poel	25,000	45,000
H.C.J. van den Burg[2]	0	35,000

1	Membership ended March 23, 2006.
2	Membership started March 25, 2005.
3	As of December 31, 2004, Mr. Attardo owns 19,290 options on shares of the Company. During 2004, Mr. Attardo exercised 15,432 options on shares of the Company. In addition, in 2006 ASML made an ex gratia payment of USD 63,528 to Michael Attardo, a former member of the Supervisory Board, in connection with the expiration of stock options that Mr. Attardo had been granted while a board member of Silicon Valley Group, which ASML acquired in 2001.
In the first half of 2007, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in euro):

H. Bodt	70,000
OB Bilous	45,000
J.A. Dekker	45,000
J.W.B. Westerburgen	45,000
F. Fröhlich	40,000
A. van der Poel	45,000
H.C.J. van den Burg	35,000

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2005. Those securities are not part of members’ remuneration from the Company and are therefore not included.
18. Selected operating expenses and additional information
Personnel expenses for all employees were:

Year ended December 31	2004	2005	2006
(in thousands)	EUR	EUR	EUR

Wages and salaries	345,026	347,956	406,307
Social security expenses	24,517	27,423	31,958
Pension and retirement expenses	25,850	27,397	28,945

Total	395,393	402,776	467,210

ASML ANNUAL REPORT 2006

The average number of employees from continuing operations during 2004, 2005 and 2006 was 4,949, 4,972 and 5,320 respectively. The total number of personnel employed per sector was:

Year ended December 31	2004	2005	2006

Research and development	1,401	1,337	1,480
Goodsflow	1,207	1,215	1,450
Customer Support	1,818	1,872	2,128
General	509	497	402
Sales	136	134	134
Total number of employees	5,071	5,055	5,594

In 2004, 2005 and 2006, a total of 2,584, 2,582 and 2,739 (on average) employees in the Company’s continuing operations, respectively, were employed in the Netherlands.
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
ASML sells a substantial number of lithography systems to a limited number of customers. See Note 16. Business failure of one of our main customers may result in adverse effects on our business, financial condition and results of operations.
20. Capital stock
Share capital
ASML’s authorized share capital consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued.
Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board and must approve any issuance of shares.
Ordinary shares
At our annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization to issue shares and/or rights thereto. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 28, 2008.
Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or eliminated. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or eliminate the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization, subject to the aforementioned approvals, to limit or eliminate preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to grant this authority through September 28, 2008. At this annual General Meeting of Shareholders, the shareholders will be asked to approve the stock-and option plans for our Board of Management separately. Furthermore, at this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to
ASML ANNUAL REPORT 2006

the Board of Management to issue shares or options separately. These authorizations will each be granted for a period of 18 months.
The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 23, 2007 up to a maximum of 10 percent of our issued share capital as of the date of authorization (March 23, 2006) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or Nasdaq. At our annual General Meeting of Shareholders to be held on March 28, 2007, our shareholders will be asked to extend this authority through September 28, 2008.
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
The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.
Declaration of Independence
The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is independent of the Company as defined in article A. of “Appendix X to A-2.7 of the General Rules of Euronext Amsterdam.” The Board of the Foundation comprises three voting members from the Netherlands business and academic communities, Mr. R.E. Selman, Mr. F.H.M. Grapperhaus and Mr. M.W. den Boogert, and one non-voting member, the Chairman of the Company’s Supervisory Board, Mr. H. Bodt.
Veldhoven, the Netherlands
January 26, 2007
/s/ Eric Meurice,
Chief Executive Officer
/s/ Peter T.F.M. Wennink,
Chief Financial Officer
ASML ANNUAL REPORT 2006

Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Shareholders of ASML Holding N.V.:
We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and its subsidiaries (collectively, the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in euros). We also have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
ASML ANNUAL REPORT 2006

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ Deloitte Accountants B.V.
Eindhoven, The Netherlands
January 26, 2007
ASML ANNUAL REPORT 2006

Exhibit Index

Exhibit No.	Description

1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 9 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on June 28, 2006)
2.1	Paying Agent, Conversion Agent and Registrar Agreement between ASML Holding N.V. and the Bank of New York relating to the Registrant’s 5.50 percent Convertible Subordinated Notes due 2010 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000)#
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)#
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Employment Agreement between ASML Holding N.V. and Klaus Fuchs (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005)
4.6	Employment Agreement between ASML Holding N.V. and Eric Meurice (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)
4.7	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.8	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)#
4.9	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)#
4.10	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to exhibit 4.4 to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003) (File No. 333-109154)
4.11	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.12	Consultancy Agreement between David Chavoustie and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005)
4.13	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.16	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
8.1	List of Material Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission
ASML ANNUAL REPORT 2006