Form 20-F
period 2007-12-31
ASML HOLDING NV
filed 2008-01-25
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007

Commission file number 025566

ASML HOLDING N.V.
(Exact Name of Registrant as Specified in Its Charter)

THE NETHERLANDS
(Jurisdiction of Incorporation or Organization)

DE RUN 6501
5504 DR VELDHOVEN
THE NETHERLANDS
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to
Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares	The NASDAQ Stock Market LLC
(nominal value EUR 0.09 per share)

Securities registered or to be registered pursuant to
Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

435,625,934 Ordinary Shares
(nominal value EUR 0.09 per share)

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

Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

ASML ANNUAL REPORT 2007

Contents

Part I

01 Item 1 Identity of Directors, Senior Management and Advisors

01 Item 2 Offer Statistics and Expected Timetable

01 Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

09 Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment

16 Item 4A Unresolved Staff Comments

17 Item 5 Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

34 Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

40 Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

42 Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

43 Item 9 The Offer and Listing
A. Listing Details
B. Offer and Plan of Distribution
C. Markets
D. Selling Shareholders

ASML ANNUAL REPORT 2007

E. Dilution
F. Expenses of the Issue

44 Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

49 Item 11 Quantitative and Qualitative Disclosures About Market Risk

51 Item 12 Description of Securities Other Than Equity Securities

Part II

52 Item 13 Defaults, Dividend Arrearages and Delinquencies

52 Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

52 Item 15 Controls and Procedures

53 Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Part III

56 Item 17 Financial Statements

56 Item 18 Financial Statements

56 Item 19 Exhibits

ASML ANNUAL REPORT 2007

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

Presentation of Financial and Operational Information
On December 18, 2002, we announced our decision to divest our Thermal business, including related customer support activities, and the termination of our manufacturing activities in the Track business. As a result of this decision our selected financial data for the years ended December 31, 2003, 2004 and 2005 presented in this annual report on Form 20-F present these businesses as discontinued operations, instead of as a separate segment as they had been reported prior to the divestiture announcement.

Item 1 Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

A. Selected Financial Data
The following selected consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements”.

ASML ANNUAL REPORT 2007

Five-Year Financial Summary

Year ended December 31	2003	2004	2005	2006	2007
(in thousands, except per share data)	EUR[1]	EUR[1]	EUR[1]	EUR	EUR

Consolidated statements of operations data
Net sales	1,542,737	2,465,377	2,528,967	3,597,104	3,808,679
Cost of sales	1,173,955	1,559,738	1,554,772	2,135,086	2,248,335

Gross profit on sales	368,782	905,639	974,195	1,462,018	1,560,344
Research and development costs	305,839	352,920	347,901	413,708	510,503
Amortization of in-process research and development costs	—	—	—	—	23,148
Research and development credits	(19,119)	(21,961)	(24,027)	(27,141)	(24,362)
Selling, general and administrative costs	212,609	201,629	201,204	204,799	225,668
Restructuring and merger and acquisition costs (credits)	24,485	(5,862)	—	—	—

Income (loss) from operations	(155,032)	378,913	449,117	870,652	825,387
Interest income (expense), net	(29,149)	(16,073)	(14,094)	(854)	33,451

Income (loss) from continuing operations before income taxes	(184,181)	362,840	435,023	869,798	858,838
(Provision for) benefit from income taxes	59,675	(127,380)	(123,559)	(245,109)	(170,995)

Income (loss) from continuing operations	(124,506)	235,460	311,464	624,689	687,843
Loss from discontinued operations before income taxes	(59,026)	—	—	—	—
Benefit from income taxes	23,316	—	—	—	—

Loss from discontinued operations	(35,710)	—	—	—	—

Net income (loss)	(160,216)	235,460	311,464	624,689	687,843

Earnings per share data[2]
Basic net income (loss) from continuing operations per ordinary share	(0.26)	0.49	0.64	1.32	1.49
Basic and diluted net loss from discontinued operations per ordinary share	(0.07)	—	—	—	—
Basic net income (loss) per ordinary share	(0.33)	0.49	0.64	1.32	1.49
Diluted net income (loss) per ordinary share	(0.33)	0.49	0.64	1.27	1.44

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	482,240	483,380	484,103	474,860	462,406
Diluted	482,240	484,661	542,979	503,983	485,643

1	The selected consolidated data for 2003, 2004 and 2005 reflect the effects of our decision in December 2002 to discontinue our Track business and divest our Thermal business which we substantially divested in October 2003.
2	The calculation of the number of ordinary shares used in computing diluted net income per ordinary share (i) in 2003 and 2004 does not assume conversion of ASML’s outstanding Convertible Subordinated Notes and (ii) in 2003 does not assume the exercise of options issued under ASML’s stock option plans, as such conversions and exercises would have an anti-dilutive effect.

ASML ANNUAL REPORT 2007

As of December 31	2003	2004	2005	2006	2007
(in thousands)	EUR	EUR	EUR	EUR	EUR

Consolidated balance sheets data
Cash and cash equivalents	1,027,806	1,228,130	1,904,609	1,655,857	1,271,636
Working capital[3]	1,463,308	1,868,871	1,785,836	2,244,625	2,014,601
Total assets	2,868,282	3,243,766	3,756,023	3,951,035	4,067,752
Long-term liabilities	1,040,556	1,039,023	624,203	613,167	855,367
Total shareholders’ equity	1,141,207	1,391,602	1,711,837	2,156,455	1,907,617
Capital stock	9,651	9,675	9,694	10,051	39,206

Consolidated statements of cash flows data
Purchases of property, plant and equipment	(48,567)	(74,979)	(72,660)	(70,619)	(179,152)
Depreciation, amortization and impairment	156,900	93,144	98,881	104,446	135,366
Net cash provided by continuing operating activities	532,659	257,147	713,511	477,507	670,295
Net cash provided by (used in) discontinued operating activities	12,736	(5,880)	(2,018)	—	—
Net cash provided by total operating activities	545,395	251,267	711,493	477,507	670,295
Acquisition of subsidiary (net of cash acquired)	—	—	—	—	(188,011)
Net cash used in total investing activities	(49,028)	(60,398)	(60,803)	(65,523)	(347,942)
Net cash provided by (used in) continuing financing activities	(68,156)	18,871	2,879	(647,957)[4]	(698,857)[4]
Net increase (decrease) in cash and cash equivalents	359,046	200,324	676,479	(248,752)	(384,221)

Ratios and other data
Increase (decrease) net sales (in percent)	(21.2)	59.8	2.6	42.2	5.9
Gross profit as a percentage of net sales	23.9	36.7	38.5	40.6	41.0
Income (loss) from operations as a percentage of net sales	(10.0)	15.4	17.8	24.2	21.7
Net income (loss) as a percentage of net sales	(8.1)	9.6	12.3	17.4	18.1
Shareholders’ equity as a percentage of total assets	39.8	42.9	45.6	54.6	46.9
Average selling price systems sales	7.6	7.7	11.4	12.1	13.0
Backlog of new systems (in units) at year end	103	119	86	153	79
Backlog of used systems (in units) at year end	21	12	9	10	10
Backlog of systems (in units) at year end	124	131	95	163	89
Sales of systems (in units)	169	282	196	266	260
Number of employees at year end for continuing operations	5,059	5,071	5,055	5,594	6,582
Number of ordinary shares outstanding (in thousands) at year end	482,514	483,676	484,670	477,099	435,626 [5]
Share price ASML at year end[6]	15.72	11.81	16.90	18.84	21.66
Volatility % ASML shares (260 days)[7]	60.9	37.4	26.0	28.08	27.52

3	Working capital is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.
4	Net cash used in financing activities includes an amount of EUR 678 million with respect to share buyback programs in 2006 and EUR 360 million with respect to share buyback programs and EUR 1,012 million with respect to the return of capital to shareholders in 2007.
5	In 2007, as part of a capital repayment program, EUR 1,012 million of share capital was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11 percent (synthetic share buyback).
6	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam (source: Bloomberg Finance LP). In 2007, as part of a capital repayment program, EUR 1,012 million of share capital was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11 percent (synthetic share buyback).
7	Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam as measured over the last 260 business days of each year presented (source: Bloomberg Finance LP).

ASML ANNUAL REPORT 2007

Exchange Rate Information
We publish our consolidated financial statements in euro. In this Annual Report, references to “€”, “EUR” or “euro” are to euro, and references to ‘‘$”, “dollars”, “U.S. dollars”, “U.S. dollar”, “USD” or “US$” are to United States dollars. Solely for the convenience of the reader, certain U.S. dollar amounts have been translated into euro amounts using an exchange rate in effect on December 31, 2007 of US $1.00 = EUR 0.67986.

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

						January 2008 (through
Calendar year	2003	2004	2005	2006	2007	January 23, 2008)

Period End	1.26	1.35	1.18	1.32	1.46	1.46
Average[1]	1.13	1.24	1.24	1.26	1.37	1.47
High	1.26	1.36	1.35	1.33	1.49	1.49
Low	1.04	1.18	1.17	1.19	1.29	1.46

1	The average of the Noon Buying Rates on the last business day of each month during the period presented.

	July	August	September	October	November	December	January 2008 (through
Months of	2007	2007	2007	2007	2007	2007	January 23, 2008)

High	1.38	1.38	1.42	1.45	1.49	1.48	1.49
Low	1.36	1.34	1.36	1.41	1.44	1.43	1.46

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

ASML ANNUAL REPORT 2007

meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead time to complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues and damage to customer relationships.

Conversely, in an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the number of lithography systems we must sell in a year to achieve net income. If we are unable to lower costs in an industry downturn, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices, which has had in the past, and could have in the future, a material adverse effect on our business, financial condition and results of operations.

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

In addition, we may invest considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”), that our customers may not ultimately adopt. If our customers do not adopt these new technologies, products or product enhancements that we develop due to a preference for more established or alternative new technologies and products or for other reasons, we would not recoup any return on our investments in these technologies or products, which may result in charges to our statement of operations and materially and adversely affect the future growth of the Company.

We Face Intense Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are:

•	the technical performance characteristics of a photolithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support; and
•	the strength and breadth of our portfolio of patents and other intellectual property rights.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview, Intellectual Property” and Note 15 to our consolidated financial statements.

The costs to develop new systems, in particular photolithography systems, are extremely high and accordingly, the photolithography equipment industry is characterized by fierce competition among a few suppliers. ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”). Nikon and Canon are the leading suppliers in Japan, which accounts for a significant portion of worldwide semiconductor production. This region historically has been difficult for non-Japanese companies to penetrate.

Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, and may cause a decline in our sales or loss of market acceptance for our photolithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2007

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

The number of photolithography systems we have been able to produce has occasionally been limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview, Manufacturing, Logistics and Suppliers”.

In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV”, used in our high resolution steppers and Step & Scan systems are available from only a limited number of suppliers. In particular, we rely both on Cymer, Inc., a United States based company, and Gigaphoton, Inc., a Japanese based company, to provide excimer laser illumination systems.

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

A High Percentage of Net Sales Is Derived from a Few Customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. While the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2007, sales to our largest customer accounted for EUR 833 million, or 21.9 percent of net sales, compared to EUR 730 million, or 20 percent of net sales, in 2006. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of the limited number of our customers, credit risk on our receivables is concentrated. Our three largest customers accounted for 40.1 percent of accounts receivable at December 31, 2007, compared to 35 percent at December 31, 2006. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

The Pace of Introduction of Our New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays and by Significant Costs
The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we expected in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2007

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

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (260 units in 2007; 266 units in 2006), with an average selling price (“ASP”) in 2007 of EUR 13.0 million (EUR 14.0 million for new systems and EUR 3.9 million for used systems) and an ASP in 2006 of EUR 12.1 million (EUR 14.0 million for new systems and EUR 3.2 million for used systems). As a result, the timing of recognition of revenue from a small number of product sales may have a significant impact on our net sales and other operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	a downturn in the highly cyclical semiconductor business industry;
•	unanticipated shipment rescheduling;
•	cancellation or order push back by customers;
•	unexpected manufacturing difficulties; and
•	delays in deliveries by suppliers,
may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or our expected net sales, and would have a material adverse effect on our operating results for that period.

In particular our published quarterly earnings have varied significantly from quarter to quarter and may vary in the future for the reasons discussed above.

Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that such measures could prove to be inadequate because:

•	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;
•	patent rights may not be granted or construed as we expect;
•	patent rights will expire;
•	the steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	third parties may be able to develop or obtain patents for similar competing technology.

In addition, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.

Defending Against Intellectual Property Claims Brought by Others Could Harm Our Business
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

We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims brought by others, which may have a material adverse effect on our business, financial condition and results of operations.

We Are Subject to Risks in Our International Operations
The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those regions, including the following:

•	potentially adverse tax consequences;
•	unfavorable political or economic environments;
•	unexpected legal or regulatory changes; and
•	an inability to effectively protect intellectual property.

ASML ANNUAL REPORT 2007

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

In particular, approximately 21 percent of our 2007 revenues and approximately 20 percent of our 2006 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut, the United States. These facilities are subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations.

Because of Labor Laws and Practices, Any Workforce Reductions That We May Wish to Implement in Order to Reduce Costs Company-Wide May Be Delayed or Suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to certain formal procedures, which can delay, or may result in the modification of our planned workforce reductions. For example, in the Netherlands, if our Works Council renders adverse advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors. See Item 6.D. “Employees”.

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

Furthermore, a strengthening of the euro particularly against the Japanese yen could lead to intensified price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

Also see Item 5.A. “Operating Results, Foreign Exchange Management”, Item 5.F. “Tabular Disclosure of Contractual Obligations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 4 to our consolidated financial statements.

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

ASML ANNUAL REPORT 2007

Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees
Our business and future success significantly depends upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel, which could adversely affect our business, financial condition and results of operations.

In addition, the increasing complexity of our products results in a longer learning curve for new and existing employees leading to an inability to decrease cycle times and incurring significant additional costs, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares

The Price of Our Ordinary Shares is Volatile
The current market price of our ordinary shares may not be indicative of prices that will prevail in the future. In particular, the market price of our ordinary shares has in the past experienced significant fluctuation, including fluctuation that is unrelated to our performance. This fluctuation may continue in the future.

Restrictions on Shareholder Rights May Dilute Voting Power
Our Articles of Association provide that we are subject to the provisions of Netherlands law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our Supervisory Board than if we were incorporated in the United States or another jurisdiction.

Our authorized share capital also includes a class of cumulative preference shares and ASML has granted “Stichting Preferente Aandelen ASML”, a Netherlands foundation, an option to acquire, at their nominal value of EUR 0.02 per share, such cumulative preference shares. Exercise of the cumulative preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

See further Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association”.

Item 4 Information on the Company

A. History and Development of the Company
We commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Italy, France, Germany, the United Kingdom, Ireland, Belgium, Korea, Taiwan, Singapore, China (including Hong Kong), Japan, Malaysia, Israel and India. In 2001, we changed our name from ASM Lithography Holding N.V. to ASML Holding N.V. Our registered office is located at De Run 6501, 5504 DR Veldhoven, the Netherlands, telephone +31 40 268 3000.

In May 2001, we merged with SVG (now part of ASML US, Inc.), a company that was active in the Lithography, Track and Thermal businesses. In December 2002, we announced the termination of our manufacturing activities in the Track business and the divestiture of our Thermal business. In October 2003, we substantially completed the divestiture of our Thermal business.

From time to time, ASML pursues acquisitions of smaller businesses that it believes will complement or enhance ASML’s core lithography business. Acquisitions have included the acquisition of MaskTools in July, 1999 and the acquisition of Brion Technologies, Inc. (“Brion”) in March 2007. See Item 4.B. “Business Overview, Market and Technology Overview”.

Capital Expenditures and Divestitures
Our capital expenditures for 2007, 2006 and 2005 amounted to EUR 232.2 million, EUR 99.4 million and EUR 79.8 million, respectively. The related cash outflows for 2007, 2006 and 2005 amounted to EUR 179.2 million, EUR 70.7 million and EUR 74.0 million, respectively. Our capital expenditures in these years generally related to the construction of new facilities in Veldhoven and Taiwan, purchases of machinery and equipment mainly from our own product portfolio (e.g. prototypes, demonstration and training systems), information technology investments, leasehold improvements to our facilities and licenses of patents related to lithography equipment. See Item 4.D. “Property, Plants and Equipment” for capital expenditures currently in progress.

ASML ANNUAL REPORT 2007

Divestitures within continued operations, principally comprising machinery and equipment (more specifically prototypes, demonstration and training systems), amounted to EUR 20.4 million for 2007, EUR 5.6 million for 2006 and EUR 30.3 million for 2005. See Note 10 to our consolidated financial statements.

B. Business Overview
We are one of the world’s leading providers of advanced technology systems for the semiconductor industry, based on revenue. We offer an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits (“semiconductors” or “ICs”). We supply lithography systems to IC manufacturers throughout the United States, Asia and Europe and also provide our customers with a full range of support from advanced process and product applications knowledge to complete round-the-clock service support.

Our Business Model
Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•	offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms resulting in lower costs per product for our customers;
•	providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes of our customers and improve productivity;
•	maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;
•	enhancing the capabilities of the installed base of our customers through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
•	reducing the cycle time between a customer’s order of a system and the use of that system in volume production on-site;
•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners;
•	improving the reliability and uptime of our installed system base; and
•	providing re-marketing services that effectively increase residual value by extending the life of equipment.

Market and Technology Overview
The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost ICs capable of performing a greater number of functions at faster speeds and with reduced power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variations, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Photolithography is used to print complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

We primarily design, manufacture, market and service semiconductor processing equipment used in the fabrication of ICs. Our photolithography equipment includes Step & Scan systems, which combine stepper technology with a photoscanning method.

Our TWINSCAN product platform was introduced in July 2000 and applies the production-proven elements of our PAS 5500 product family to the industry shift toward larger (300 millimeter (“mm”)) wafers. In 2003, the TWINSCAN platform became the vehicle to introduce improved resolution products both for 300 mm and 200 mm wafer size factories. Our PAS 5500 product family, which supports a maximum wafer size of 200 mm in diameter, comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV (including 248 nanometer (“nm”) and 193 nm wavelengths) processing of wafers. In the fourth quarter of 2007, we shipped our 750th TWINSCAN system, demonstrating the acceptance of the TWINSCAN platform as the semiconductor industry’s standard for 300 mm lithography.

In 2005, we intensified our research and development in immersion lithography as we believed this was the most probable solution to reduce the manufacturing cost per wafer while increasing resolution. In 2007 we shipped over 35 immersion systems compared to 23 in 2006 and 13 in 2005.

In 2006, we shipped the industry’s first EUV Alpha Demo Tools to two research institutions, which work closely with most of the world’s major IC manufacturers in developing manufacturing processes and materials. EUV combines a wavelength of 13.5 nm and a lens system with a numerical aperture (“NA”) of 0.25 to provide imaging at a resolution of 32 nm. EUV will provide a large process window compared to current approaches and we expect it to be a multi-generation lithography solution. Through the end of 2007, ASML received four orders for a total of four next generation EUV systems, the first of which is scheduled for shipment in late 2009 and targeted for production of ICs down to 32 nm. In 2007, we significantly increased development resources to support the development of this product.

ASML ANNUAL REPORT 2007

In March 2007, we completed the acquisition of Brion, a manufacturer of computational lithography products used for the implementation of optical proximity correction “OPC” to design data and verification before mask (reticle) manufacture. The acquisition of Brion is expected to enable ASML to improve the implementation of OPC and resolution enhancement techniques such as Double Patterning in the masks to be used on ASML systems. These improvements in turn are expected to enable the extension of the practical resolution limits of ASML ArF immersion products. Use of Brion’s computational lithography capability is also expected to enable us to offer products to further improve the set-up and control of ASML lithography systems.

We are also performing research on maskless lithography (the mask contains the pattern which is imaged onto the wafer). Maskless lithography is one of the possible solutions for managing increasing mask costs or to increase the flexibility of the imaging. Designs resulting in small quantities of wafers, designs with many changes or designs that require a fast time-to-market will particularly benefit from maskless technology. In December 2004, Micronic Laser Systems AB (“Micronic”) and ASML agreed to a license agreement relating to the development of optical maskless lithography technology for semiconductor manufacturing.

Products
We develop lithography systems and related products for the semiconductor industry and related patterning applications. Our product development strategy focuses on the development of product families based on a modular, upgradeable design.

Our older PAS 2500 and PAS 5000 lithography systems, which we no longer manufacture but refurbish, are used for g-line and i-line processing of wafers up to 150 mm in diameter and are employed in manufacturing environments and in special applications for which design resolutions no more precise than 0.5 microns are required.

Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep Ultra Violet (“UV”) processing of wafers up to 200 mm in diameter. In mid-1997, we introduced the PAS 5500 Step & Scan systems with improved resolution and overlay. Since then, we have further developed and expanded this Step & Scan product family. This modular upgradeable design philosophy has been further refined and applied in the design of our most advanced product family, the TWINSCAN platform, which is the basis for our current and next generation Step & Scan systems, producing wafers up to 300 mm in diameter and capable of extending shrink technology down to 40 nm.

The PAS 5500 series is the most suitable product range for processing of 200 mm wafers using step-and-scan technology. We offer PAS 5500 systems based on i-line (using light with a 365 nm wavelength), KrF (using light with a 248 nm wavelength) and ArF (using light with a 193 nm wavelength) technology. For high end 200 mm applications we also offer TWINSCAN ArF tools.

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

In the second quarter of 2006, we started volume production of the TWINSCAN XT:1700i, a 193 nm immersion scanner capable of imaging at the 45 nm node in volume production environments. This system featured an NA of 1.2, substantially higher than the XT:1400’s NA of 0.93, exceeding the pre-immersion barrier of 1.0, which is enabled by a new catadioptric lens design. The XT:1700i has enabled chipmakers to improve resolution by 30 percent and has been employed in the development and manufacturing of the latest advanced generation of ICs.

In July 2006, we announced plans to introduce a next generation immersion system, the XT:1900i, with a new industry benchmark of 1.35 NA, which we believe is close to the practical limit for water-based immersion technology. In the third quarter of 2007, ASML began volume shipment of the XT:1900i. This new optical lithography system is capable of volume production of ICs down to 40 nm and below and has already been deployed by several of our advanced manufacturing customers. In 2007 we shipped over 18 XT:1900i systems.

In July 2007, ASML announced plans for a new product, the XT:1000, which will use the new catadioptric lens technology developed for the XT:1700i and XT:1900i to extend the maximum numerical aperture (NA) of the previous generation of 248 nm wavelength, KrF, systems to 0.93 NA from the previous maximum available of 0.8 NA. The XT:1000’s high NA of 0.93 can resolve 80 nm device features, far smaller than the 100 nm of today’s KrF systems. The XT:1000 also improves value to customers, with

ASML ANNUAL REPORT 2007

an increased throughput of 165-300 mm wafers per hour under volume manufacturing conditions while maintaining the same industry-leading 6 nm overlay as leading-edge ArF systems. ASML expects to ship XT:1000 systems from mid-2008.

We also continually develop and sell a range of product options and enhancements designed to increase productivity, imaging and overlay to optimize value of ownership over the entire life of our systems. The table below sets forth our current product portfolio of Steppers and Scan & Step Systems by resolution and wavelength.

Current ASML lithography product portfolio of Steppers and Step & Scan Systems1

	Resolution	Wavelength	lightsource	NA

PAS 5500 SYSTEMS
PAS 5500/4X0	280 nm	365 nm	i-line	0.48-0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50-0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55-0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50-0.75

TWINSCAN SYSTEMS
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:450	220 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:760	130 nm	248 nm	KrF	0.50-0.70
TWINSCAN XT:8X0	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:875	90 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:1000	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:14X0	65 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1700 immersion	45 nm	193 nm	ArF	0.75-1.20
TWINSCAN XT:1900 immersion	40 nm	193 nm	ArF	0.85-1.35

1	This table does not include the older (including pre-used) products sold on the PAS 2500, PAS 5000 and PAS 5500 platforms

–	XT is a TWINSCAN system for wafer sizes of up to 200 and 300 mm;
–	Wavelength refers to the length of light going through projection lens; the shorter the wavelength, the smaller the line width and the finer the pattern on the IC;
–	1 nanometer is equal to one billionth of a meter;
–	The X in the number represents different models in the product portfolio within the same resolution. For example XT:8X0 can either represent XT:800 or XT:850;
–	NA is the abbreviation of numerical aperture.

Sales and Customer Support
We market and sell our products principally through our direct sales staff.

We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems at customer sites. We also offer refurbished and remanufactured tools, system upgrades and enhancements, and technical training.

Our field engineers and applications, service and technical support specialists are located throughout the United States, Europe and Asia.

In 2006, ASML started an initiative to establish the ASML Center of Excellence (“ACE”) in Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long term growth. ACE will feature customer support, training, logistics, development and engineering, refurbishment and semiconductor application development. ACE will also enable sourcing of selected equipment modules, components and services in the region. Finally, ACE will be used as a training center to develop worldwide talent for ASML’s workforce. In the fourth quarter of 2007, we started construction of the building and facility that will house ACE near Taipei, Taiwan. Construction is expected to be finished at the end of 2008. See Item 4.D. “Property, Plants and Equipment”.

Customers and Geographic Regions
In 2007, sales to our largest customer accounted for EUR 833 million, or 21.9 percent of net sales, compared to EUR 730 million, or 20 percent of net sales, in 2006. We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular period for the foreseeable future. See Item 3.D. “Risk Factors – A High Percentage of Net Sales Is Derived from a Few Customers” and Note 17 to our consolidated financial statements for a breakdown of our sales by geographic location.

Manufacturing, Logistics and Suppliers
Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the

ASML ANNUAL REPORT 2007

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

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. In 2007, approximately 40 percent of our aggregate cost of sales was purchased from Zeiss.

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite production capacity for production of lenses and optical components for our stepper and scanner systems. The expansion of this production capacity may require significant lead time. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. During 2007, we were in some cases constrained by the number of lenses that Zeiss could produce.

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

See Item 3.D. “Risk Factors, The Number of Systems We Can Produce Is Limited by Our Dependence on a Limited Number of Suppliers of Key Components”.

Research and Development
The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to research and development programs and we expect to continue to allocate significant resources to these efforts. In addition, we have established and are currently establishing sophisticated development centers in the Netherlands, the United States and Taiwan, respectively. We also work jointly with independent research centers in nano-electronics and nano-technology. Those research centers focus on the next generations of chips and systems.

We apply for subsidy payments in connection with specific development projects under programs sponsored by the Netherlands government, the European Union, the United States and Taiwanese government. Amounts received under these programs

ASML ANNUAL REPORT 2007

generally are not required to be repaid. See our discussions of research and development in Item 5 “Operating and Financial Review and Prospects”, and Note 1 to our consolidated financial statements.

We invested EUR 511 million in research and development in continuing operations in 2007, compared to EUR 414 million in 2006 and EUR 348 million in 2005. The amount invested in 2007 includes a one-off charge related to the Brion acquisition of EUR 23 million (amortization of in-process research and development). We are also involved in joint research and development programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.

In 2007, our research and development efforts drove further development of the TWINSCAN platform along with several leading-edge technologies, including 248 nm, 193 nm, immersion and EUV. The continuous drive by our customers for cost reductions has led us to significantly increase the commonality of components of the different models of the TWINSCAN platform. Our research and development activities in 2007 have also led to productivity and performance enhancements for our other product families. We also started developing technology to support applications of “double patterning”. Double patterning is a resolution enhancement technique that involves splitting a dense circuit pattern into multiple, less-dense patterns. These simplified patterns are then printed sequentially on a target wafer. Between the exposures, the wafer is removed from the exposure system for additional processing. Double patterning improves the achievable resolution and enables the printing of smaller features.

Intellectual Property
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by or for us or, alternatively, to have license rights in place with respect to such technology. However, we face the risk that such measures will be inadequate. Intellectual property laws may not sufficiently support our proprietary rights, our patent applications may not be granted and our patents may not be construed as we expect. Also, competitors may be able to develop or protect similar technology earlier and independently.

Litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of management resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations. We also may incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties.

Patent cross-license with Canon
In December 2007, we announced that ASML and Zeiss have signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture integrated circuits, or chips. There will be no transfer of technology and no payment was made among the parties. The cross-license helps the three companies to compete more freely in the area relevant to their customers, which is technology expertise and implementation, rather than on intellectual property (IP) rights. ASML and Zeiss are strongly committed to investing in research and development and will continue their build-up of know-how and IP.

Patent litigation with Nikon
From 2001 through late 2004, we were a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon.

Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million in 2004 and further payments of US$ 9 million in 2005, 2006 and 2007. Zeiss also made settlement payments to Nikon from 2004 to 2007. See Item 18 “Financial Statements” for a description of the accounting treatment.

Patent litigation with Ultratech Stepper, Inc
In May 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit against ASML. Ultratech alleged that ASML infringed Ultratech’s rights under a United States patent in connection with its manufacture and commercialization in the United States of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment.

Ultratech’s patent infringement claims were tried before a jury in Oakland, California, in May and June of 2005. On June 21, 2005 the jury unanimously determined that each of the patent claims that Ultratech had asserted against ASML was invalid, and thus

ASML ANNUAL REPORT 2007

that ASML was not liable for patent infringement, notwithstanding the jury’s finding that each of these claims was infringed by ASML and certain of its customers. The court entered judgment in favor of ASML following receipt of the jury verdict.

Ultratech filed motions with the court seeking to overturn the jury’s finding that its asserted patent claims are invalid or, in the alternative, seeking a new trial. The court denied each of Ultratech’s motions. Ultratech then filed an appeal with the United States Court of Appeals for the Federal Circuit challenging the finding that its asserted patent claims are invalid. On May 14, 2007, the Federal Circuit rejected Ultratech’s arguments on appeal, affirming the lower court’s order that Ultratech’s asserted patent claims are invalid. The time for Ultratech to file an appeal with the United States Supreme Court has lapsed.

Arbitration with Aviza Technology
On December 1, 2006, Aviza Technology (“Aviza”) initiated arbitration proceedings against ASML Holding N.V., ASML U.S., Inc. and certain of its affiliates and subsidiaries (collectively, the “ASML parties”). Aviza’s arbitration demand alleges that the ASML parties engaged in fraud and made negligent misrepresentations or omissions in connection with a 2002 License Agreement between ASML and IPS, Ltd. That agreement was assigned to Aviza in connection with the 2003 divestiture of ASML’s Thermal Division.

We believe that there are meritorious defenses to Aviza’s allegations.

Although we believe the ultimate outcome of the dispute with Aviza will not have a material adverse effect on our business, financial condition or result of operations (taking into account the defenses available to ASML), given the inherently uncertain nature of arbitration, our defenses may not succeed. If Aviza were to prevail, it could have a material adverse effect on ASML’s business, financial condition or results of operations.

Dividend withholding tax
In May and June 2006 ASML entered into forward purchase agreements with a broker acting as principal to effect the share repurchases under its share buyback program.

The aggregate number of shares bought back up to and including July 13, 2006 was 25,450,296 and represented 100 percent of the announced objective of maximum EUR 400 million to be repurchased during the term of the program.

The Netherlands tax authorities have challenged the fiscal interpretation of the share program and are seeking to recast the repurchase as a dividend payment to unidentifiable shareholders. As a result the Netherlands tax authorities have issued a dividend withholding tax assessment of approximately EUR 24 million, payable by ASML. ASML management is of the opinion that the case of the Netherlands tax authorities is without merit and will contest the position of the Netherlands tax authorities in court. Based on this, ASML management believes that there is no reason to set up a liability for this dividend withholding tax assessment.

Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are the technical performance characteristics of a photolithography system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. In addition, we believe that an increasingly important factor affecting our ability to compete is the strength and breadth of our portfolio of patent and other intellectual property rights. We believe that the market segment for photolithography systems and the investments required to be a significant competitor in this market segment have resulted in increased competition for market share through the aggressive prosecution of patents. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis. See Item 3.D. “Risk Factors, We Face Intense Competition”.

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

C. Organizational Structure
ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned subsidiary, are as follows:

ASML ANNUAL REPORT 2007

See Exhibit 8.1 for a list of our material subsidiaries.

D. Property, Plants and Equipment
We principally obtain and operate our facilities under operating leases. However, we also own a limited number of buildings. We are currently constructing new facilities as part of the expansion of our worldwide capacity. The book value of the buildings used in our continuing operations and owned by us amounted to EUR 136 million as of December 31, 2007 compared to EUR 59 million as of December 31, 2006.

During 2007, our facilities were generally utilized at and in some cases above normal capacity.

Subject to market developments we expect that our capital expenditures in 2008 could be up to approximately EUR 250 million, an increase of EUR 18 million compared to 2007. We expect that a significant part of 2008 expenditures will be allocated to construction and upgrades of production facilities in the Netherlands and Taiwan. This expansion would offer the additional space and facilities necessary to accommodate our current production levels as well as support continued growth in the long term. We intend to fund the related capital expenditures primarily with cash on hand and/or cash generated through operations.

See also Item 4.A. “History and Development of the Company, Capital Expenditures and Divestitures” and Item 5.B. “Liquidity and Capital Resources” and Note 10 to our consolidated financial statements.

Facilities in Europe
Our headquarters, applications laboratory and research and development facilities are located in a 120 thousand square meter state-of-the-art facility in the Netherlands, of which 65 thousand square meters is used as office space and 55 thousand square meters is used for manufacturing and research and development activities. We lease the majority of these facilities through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven are financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 13 to our consolidated financial statements. We also lease several sales and service facilities at locations across Europe.

Facilities in the United States
Our American headquarters and American training facilities are located in two buildings, comprising a nine thousand square meter office building space and a ten thousand square meter training space in Tempe, Arizona. We maintain lithography research, development and manufacturing operations in a 27 thousand square meter facility in Wilton, Connecticut and a six thousand square meter facility in Santa Clara, California. We also lease several sales and service facilities at locations across the United States.

Facilities in Asia
Our Asian headquarters is located in a 425 square meter office space in Hong Kong. We also lease and own several sales and service / training facilities at locations across Asia.

During 2007 we started the construction of our new ACE facility located in Linkou, Taiwan. This project comprises both clean room (approximately two thousand square meters) and office space (approximately six thousand square meters) in order to support customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics and refurbishment. ACE will also enable local sourcing of equipment models, components and services.

Item 4A Unresolved Staff Comments

Not applicable.

ASML ANNUAL REPORT 2007

Item 5 Operating and Financial Review and Prospects

Executive Summary

Introduction
ASML is the world’s leading provider of lithography systems that are critical to the production of ICs or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia.

In 2007, we generated net sales of EUR 3,809 million and income from operations of EUR 825 million or 21.7 percent of net sales. Net income in 2007 amounted to EUR 688 million or 18.1 percent of net sales, representing EUR 1.49 per share.

As of December 31, 2007 we employed approximately 6,500 employees and operated in 16 countries through over 63 sales and service locations.

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

Lithography equipment is used to print complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The printing process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost efficient enhancements to production technology.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML, Nikon and Canon. ASML is the world’s leading provider of lithography equipment with a market share based on revenue of 65 percent in 2007 up from 63 percent in 2006 according to the latest available data up to and including November 2007 as reported by SEMI, an independent semiconductor industry organization.

Nikon and Canon are the leading suppliers in Japan, which accounts for a significant portion of worldwide semiconductor production. This region historically has been difficult for non-Japanese companies to penetrate. Since 2004, we have been increasing our service, sales and marketing operations in Japan to serve our growing customer base. In 2007, we further strengthened our long term market development strategy in Japan, and our net system sales there grew from EUR 139 million in 2006 to EUR 269 million.

Total lithography equipment shipped by the industry as a whole in the five years ended December 31, 2006 is set forth in the following table:

Year ended December 31	2002	2003	2004	2005	2006
Total units shipped	413	456	694	536	633
Total value (in millions USD)	2,817	3,229	5,268	4,988	6,386

(Source: Gartner Dataquest)

In 2007, the semiconductor industry experienced another year of growth due to growth in semiconductor units by 11 percent and the continuing technology drive of our customers among other things resulting in continued strong capacity build-up by our customers, especially in memory. During this period, our customers began ramp-up of volume manufacturing for 45 nm Flash and 55 nm DRAM with our advanced immersion systems.

Business strategy
Our business strategy is based on achieving and reinforcing technological leadership in semiconductor lithography, resulting in the delivery of superior value of ownership for our customers while achieving top financial performance in our segment. We implement this strategy through customer focus, aggressive investment in research and development, and operational excellence.

ASML ANNUAL REPORT 2007

Customer focus
We serve different types of chipmakers by ensuring that our products provide premium value for the various semiconductor market segments, including memory, integrated device manufacturers, and foundries or made-to-order chip contractors.

Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, 18 are our customers. We also have a significant market share of customers below the top 20. We strive for continued growth in both segments.

In 2007, we achieved top customer satisfaction ratings among large suppliers of semiconductor wafer processing equipment, according to VLSI Research, an independent industry research firm that surveyed customers representing 95 percent of the world’s total semiconductor market. Our satisfaction ratings by customers surpassed every lithography competitor for the fifth year in a row.

In July 2007, we announced a new KrF lithography system that significantly reduces operating costs for our customers. The ASML TWINSCAN XT:1000 scanner extends cost efficient KrF technology to resolutions that previously required more expensive ArF technology. Customers can realize savings of 30 percent or more per layer as a result of the lower operating costs for KrF technology, particularly its use of less expensive lasers and lower material costs for KrF resists and other materials.

We are making additional investments in Japan, where historically the leading positions have been held by our competitors and where ASML is increasing sales and customers.

From time to time, we seek to expand our business scope as ASML pursues hardware technologies and new product opportunities in fields adjacent or complementary to our core semiconductor lithography competence. In March 2007, ASML completed the acquisition of Brion Technologies, Inc., a leading provider of semiconductor design and wafer manufacturing optimization solutions for advanced lithography.

Aggressive investment in research and development
Our product range for steppers and advanced Step & Scan systems spans all the industry’s current wavelengths for both 200- and 300-mm wafers.

Supported by our financial performance, research and development expenses in 2007 increased by 25.8 percent compared with 2006 (which excludes a one-off charge of EUR 23 million in 2007 of in-process research and development relating to the Brion acquisition), as we accelerated new developments and advanced our development of immersion and EUV technologies. This operating decision was made possible by leveraging our outsourcing strategy, which continues to enable us to rapidly and efficiently adjust our cost structure throughout a cycle while making use of leading-edge capabilities in our supply chain.

Since 2000, we have offered a dual-stage wafer imaging platform – the TWINSCAN system – which allows exposure of one wafer while simultaneously measuring the wafer that will be exposed next. ASML’s strong leadership in this capability has allowed it to achieve the industry’s highest throughput, enabling reduced cost-per-exposure per wafer. ASML is the only lithography manufacturer that has volume production based on dual stage systems.

In the third quarter of 2007, we shipped our first new TWINSCAN XT:1900i system, the only immersion lithography machine in the world capable of imaging chip features down to 40 nm. Our innovative immersion lithography replaces air over the wafer with fluid, enhancing focus on enabling circuit line-width to shrink to even smaller dimensions. ASML experienced strong demand for this machine, driven initially by memory chip makers that need more cost effective technology transitions to the 4x and 5x nm nodes that are enabled by immersion systems. With more than 70 immersion systems shipped to date, our immersion technology is now widely accepted as the standard for critical layer high volume chip manufacturing, solidifying our technology leadership position worldwide and supporting our significant growth in Japan.

In parallel, we are developing EUV technology. We received four orders for preproduction tools during 2007, the first of which is scheduled for shipment in late 2009. We have two Alpha Demo Tools at research and development institutions located in Albany, New York (United States) and Leuven (Belgium), where potential customers can conduct early stage research and development, and where the first 30 nm images with a Sn light source were produced.

Operational excellence
We strive to sustain our business success based on our technological leadership by continuing to execute our fundamental operating strategy well, including reducting in lead time while improving our cost competitiveness. Lead time is the time from a customer’s order to a tool’s delivery.

Our business strategy includes outsourcing the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value

ASML ANNUAL REPORT 2007

sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and shared risk and reward. Value sourcing also allows the necessary flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.

ASML has a flexible labor model in its manufacturing facilities located in Veldhoven which reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our high tech work force, we can shorten lead time: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

We continuously strive to improve efficiencies in our operations: addressing our cost structure and strengthening our capability to generate cash. We have been successful at progressively enhancing the value of ownership of our products while increasing margins and boosting cash generation through gains in manufacturing productivity and reductions in cycle time.

ASML operations update on key performance indicators
The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31
(in millions, except market	2005		2006		2007
share and systems)	EUR		EUR		EUR
Growth
Market share (based on revenue)[1]	57%		63%		65%

Net sales	2,529		3,597		3,809
Increase in net sales	2.6%		42.2%		5.9%

Systems shipped (value)	2,228		3,229		3,392
Systems shipped (number)	196		266		260
Average selling price	11.4		12.1		13.0
Systems backlog (value)	1,434		2,146		1,697
Systems backlog (number)	95		163		89
Average selling price	15.1		13.2		19.1

Technical achievement:
Immersion systems shipped	10		23		38

Profitability
Gross profit	974	38.5%	1,462	40.6%	1,560		41.0%
Income from operations	449	17.8%	871	24.2%	825	[2]	21.7%
Net income	311	12.3%	625	17.4%	688	[2]	18.1%

Liquidity
Cash and cash equivalents	1,905		1,656		1,272
Operating cash flow	711		478		670

1	According to the latest available data up to and including November 2007 as reported by SEMI, an independent semiconductor industry organization.
2	The 2007 figures for income from operations and net income include a one-off charge of EUR 23 million relating to the Brion acquisition for amortization of in-process research and development.

Growth
We are seeking to grow to a net sales level of EUR 5 billion in 2010, based on three growth drivers: market growth, market share growth and a broadening of our product and services scope.

In 2007, we achieved growth in net sales of 5.9 percent to EUR 3,809 million from EUR 3,597 million in 2006. The increase in net sales mainly resulted from a continued high demand for lithography equipment with higher ASPs in 2007 ultimately driven by a continuing increase in unit demand for semiconductors of 11 percent (2006: 9 percent; 2005: 9 percent). In addition we achieved market share growth from 63 percent in 2006 to 65 percent in 2007 (according to the latest available data up to and including November 2007 as reported by SEMI, an independent semiconductor industry organization) as a result of our sustained technological leadership.

The ASP of our systems increased by 7.4 percent from EUR 12.1 million in 2006 to EUR 13.0 million in 2007. This increase was mainly driven by a change in the product mix reflecting the continued shift in market demand to our leading-edge technology systems with higher ASPs driven by the shrink roadmaps of our customers. This increase was partly offset by a growing number of i-line systems, with relatively low ASPs, sold in 2007, reflecting our market share gains in this segment of the market.

ASML ANNUAL REPORT 2007

As of December 31, 2007, our order backlog was valued at EUR 1,697 million and included 89 systems with an ASP of EUR 19.1 million. As of December 31, 2006, the order backlog was valued at EUR 2,146 million and included 163 systems with an ASP of EUR 13.2 million. The increase in ASP of 44.8 percent was mainly due to a high number of leading-edge ArF-immersion systems in the backlog of 2007 pursuant to the continued ramp-up of volume manufacturing with our leading-edge immersion systems in 2008. The decrease in the total value of backlog was primarily the result of increased uncertainty about future global economic market conditions and the impact on the semiconductor industry.

Profitability
We seek to achieve an average income from operations to net sales of 17 percent over the industry’s business cycle with 10-15 percent at the downturn point and 20-25 percent at the upturn point.

Operating income decreased by 5.2 percent from EUR 871 million or 24.2 percent of sales in 2006 to 825 million or 21.7 percent of sales in 2007. This EUR 46 million decrease was substantially the result of the increase in operating expenses of EUR 144 million or 24.3 percent which was partially offset by an increase of gross profit of EUR 98 million or 6.7 percent.

Gross profit on sales increased compared to 2006, showing a growth of 6.7 percent from EUR 1,462 million or 40.6 percent of net sales in 2006 to 1,560 million or 41.0 percent of net sales in 2007. The higher gross profit was principally attributable to an increase in net sales (see above) and a decrease in the cost of sales as a percentage of net sales.

Operating expenses were EUR 144 million higher in 2007 compared to 2006 due to an increase of both research and development costs by 123 million, or 31.7 percent and selling, general and administrative costs by EUR 21 million, or 10.2 percent. The increase in research and development costs included a one-off charge of EUR 23 million related to the Brion acquisition (in-process research and development). The remaining increase in research and development costs by EUR 100 million, or 25.8 percent was mainly related to our decision to further accelerate investments in our technological leadership in a time of strong financial performance. For further details regarding research and development see Item 4.B “Business Overview” and Item 5 “Operating and Financial Review and Prospects, Business Strategy”.

Net income in 2007 amounted to EUR 688 million, representing EUR 1.49 per share compared with net income of EUR 625 million or EUR 1.32 per share in 2006.

Liquidity
We seek to maintain our strategic target level of cash and cash equivalents between EUR 1.0 and 1.5 billion. To the extent that our cash and cash equivalents exceeds this target and there are no investment opportunities that we wish to pursue, we intend to return excess cash to our shareholders. As of December 31, 2007 our cash and cash equivalents amounted to EUR 1.3 billion.

Our cash and cash equivalents decreased from EUR 1,656 million as of December 31, 2006 to EUR 1,272 million as of December 31, 2007. We generated cash from operations of EUR 670 million in 2007, which was offset by a cash outflow of EUR 699 million from financing activities, mainly as a result of our 2007 share buyback programs (EUR 1,372 million) which was offset by the net proceeds from issuance of a Eurobond in June 2007 (EUR 594 million), and EUR 348 million cash used in investing activities mainly related to the acquisition of Brion (EUR 188 million), production facilities in Veldhoven and, to a lesser extent, equipment and information technology.

In an ongoing commitment to return excess cash to shareholders, ASML returned EUR 1,372 million in cash to its shareholders in 2007. The cumulative amount returned to shareholders between May 2006 and December 2007 was EUR 2,050 million.

A. Operating Results

Critical accounting policies using significant estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, warranty, long-lived assets, inventories, accounts receivable, contingencies and litigation, income tax and share-based compensation expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. While we regularly evaluate our estimates and assumptions, actual results may differ from these estimates if these assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

ASML ANNUAL REPORT 2007

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

We anticipate that, in connection with future introductions of new technology, we will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we are able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on our results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2007 and 2006, we had no deferred revenue from shipments of new technology. During the three years ended December 31, 2007, no revenue from new technology was recorded that had been previously deferred. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and has occurred on only one occasion since 1999.

A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”). VSOE is determined based upon the prices that we charge for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services amounted to approximately EUR 9 million and EUR 28 million, respectively, as of December 31, 2007.

The deferred revenue balance from prepaid service contracts and prepaid extended optic warranty contracts amounted to approximately EUR 149 million and EUR 38 million, respectively, as of December 31, 2007.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment. From time to time, we offer free products or services in connection with the sale of a system, which are earned by the customer at a future date only if the customer completes a specified cumulative level of revenue transactions. As the value of these free products or services is insignificant in relation to the value of the transactions necessary to earn these free products or services, a liability is recorded for the cost of these free products or services at the time of revenue recognition.

Warranty
We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty expenses may exceed our estimates, which could lead to an increase in our cost of sales.

Business combinations
Acquisitions of subsidiaries are accounted for using the ‘purchase accounting’ method. The costs of an acquired subsidiary are assigned to the assets and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. The excess of the costs of an acquired subsidiary over the net of the amounts assigned to assets acquired and liabilities assumed is capitalized as goodwill.

ASML ANNUAL REPORT 2007

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities
Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested at least annually for impairment. Goodwill is considered to be impaired if the fair value based on discounted future cash flows expected to be generated by the reporting unit is less than the carrying amount. The impairment to be recognized is measured as the excess of the carrying amount of goodwill over its implied fair value.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less the costs to sell.

In determining the fair value of a reporting unit or the recoverable amount of an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of the semiconductor market conditions and our sales and cost expectations which are consistent with the plans and estimates that we use to manage our business. We also make estimates and assumptions concerning Weighted Average Cost of Capital (WACC) and future inflation rates. It is possible that the outcome of the plans, estimates and assumptions used may differ from our estimates, which may require impairment of certain long-lived assets. Future adverse changes in market conditions may also require impairment of certain long-lived assets.

During 2007, we recorded impairment charges of EUR 8.0 million in property, plant and equipment and EUR 1.0 million in other intangible assets of which we recorded EUR 8.6 million in cost of sales, EUR 0.2 million in research and development costs and EUR 0.2 million in selling, general and administrative costs. The impairment charges mainly relate to buildings and constructions and machinery and equipment. The impairment charges with respect to buildings and constructions mainly relate to a building in Veldhoven that was abandoned in 2007 and will be demolished in 2008 to create space for the clean room and central utilities which are currently under construction. The impairment was determined based on the difference between the building’s estimated fair value (being EUR 0.0) and its carrying amount. The impairment charges with respect to machinery and equipment mainly relate to development, production and field service tooling, which were no longer used because the tools no longer met current technology requirements. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 0.0) and their carrying amount. See Notes 9 and 10 to our consolidated financial statements.

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Inventory provisions are made for slow moving, obsolete or unsaleable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our manufacturing forecast. In determining inventory provisions, we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations. See Note 6 to our consolidated financial statements.

Accounts receivable
A majority of our accounts receivable are derived from sales to large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, we take into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as a letter of credit or bank guarantee, before shipping systems to certain customers. We have not incurred any material accounts receivable credit losses during the past three years. However, we sell a substantial number of systems to a limited number of customers. Our three largest customers accounted for 40.1 percent of accounts receivable at December 31, 2007, compared to 35.0 percent at December 31, 2006. An unanticipated business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect our results of operations and financial condition. See Note 5 and 20 to our consolidated financial statements.

ASML ANNUAL REPORT 2007

Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 15 to the consolidated statements. In connection with these proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management has determined that either a loss was not probable or was not reasonably estimable and, as a result, no estimated losses were recorded as a charge to our statement of operations in 2005, 2006 and 2007. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is otherwise uncertain. Such a decision occurred when we determined to enter into a cross-license agreement as an alternative to continuing our intellectual property dispute with Nikon.

We accrue for legal costs related to litigation in our statement of operations at the time when the related legal services are actually provided to us.

Share-based compensation expenses
Prior to January 1, 2006, we measured compensation expenses for our stock option plans using the intrinsic value method under APB 25 “Accounting for Stock Issued to Employees” and related interpretations. As the exercise price of all stock options granted under these plans was at or above the fair market price of the underlying ordinary shares on the grant date, no compensation expenses were recognized.

As of January 1, 2006, we implemented the provisions of SFAS No. 123(R), “Share-Based Payment”, using the modified prospective transition method. Under the modified prospective transition method, no restatement of prior interim periods and fiscal years has been made. SFAS No. 123(R) requires companies to recognize the cost of employee services received in exchange for equity-based awards based upon the grant-date fair value of those awards. The grant-date fair value of these awards was estimated using a Black-Scholes option valuation model. This Black-Scholes valuation model requires the use of assumptions, including the risk-free interest rate, the expected stock price volatility and the estimated life of each award. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments.

Using the modified prospective transition method, we began recognizing compensation expenses for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006. Additionally, we began recognizing compensation expenses for equity-based awards granted before the effective date of January 1, 2006 that were outstanding as of January 1, 2006 and for which the requisite service period has not been rendered. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The total gross amount of expenses associated with share based payments recognized in 2007 was EUR 16.5 million.

The grant-date fair value for awards for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 was based on the grant-date fair value of those awards as calculated under SFAS No. 123, “Accounting for Stock-Based Compensation” for pro forma disclosures under the assumption of historical volatility. We changed our method of estimating expected volatility for all stock options granted after January 1, 2006 from the exclusive use of historical volatility to the exclusive use of implied volatility. The primary reason for this change is that historical volatility had showed a significant and consistent downward trend over the five years ended December 31, 2006, which we believe is the result of the semiconductor industry becoming more mature and less cyclical. Within this period, historical share price volatility decreased from 89 percent in 2002 to 28 percent in 2006. The implied volatility as applied by ASML in 2006 was approximately 30 percent, which is significantly lower than historical share price volatility of 55 percent over the five year period then ended, and was much closer to the actual volatility of ASML’s share price over fiscal year 2006 of 28 percent. Consequently, we no longer believe that an average historical volatility over a period commensurate with the expected term of the employee stock options (4-5 years) is likely to be indicative of future stock price behavior. Instead, we believe that the exclusive use of implied volatility results in a more accurate estimate of the expected stock price volatility because it more appropriately reflects market expectations of future stock price volatility. Our stock options are actively traded on Euronext Amsterdam. For this purpose, we use implied volatility as calculated by Bloomberg, which is based on an average of traded stock options:

•	with market prices reasonably close to the date of grant;
•	that have exercise prices close to the exercise price of the employee stock options; and
•	that have a remaining maturity of up to 4 years.

ASML ANNUAL REPORT 2007

We make quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. We have selected the alternative transition method (under FSP FAS 123(R)-3) in order to calculate the tax pool.

We did not modify outstanding stock option plans in anticipation of the adoption of SFAS No. 123(R). Our current stock option plans do not provide for cash settlement of options. See Note 1 and 14 to our consolidated financial statements.

Income tax
We operate in various tax jurisdictions in Europe, Asia and the United States and must comply with the tax laws and regulations of each of these jurisdictions.

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

We continuously assess our ability to realize our deferred tax assets resulting from net operating loss carry-forwards. The total amount of loss carry-forwards as of December 31, 2007 was EUR 209 million, which resides completely with ASML US, Inc. We believe that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations, possible tax planning alternatives available to us, and a realignment of group assets that we effected during the period 2001 through 2003 that included the transfer of certain tangible and intangible assets of ASML US, Inc. to ASML Netherlands B.V. The value of the assets transferred has resulted and will result in income recognized and to be recognized by ASML US, Inc., which we believe, together with projected future taxable income from operations will be sufficient to absorb the net operating losses that ASML US, Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of the asset transfer and the routine remuneration of ASML US, Inc. for intercompany services rendered, in 2002 we requested a bilateral advance pricing agreement (“APA”) from the United States and Netherlands tax authorities which resulted in September 2007 in two duly signed APAs between certain ASML subsidiaries and the tax authorities of the United States and the Netherlands. The APAs will be valid through 2009 with the possibility of extension (see also Note 16 to our consolidated financial statements).

Until December 31, 2006, we accounted for income tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. The tax contingencies mainly related to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We provided for these tax contingencies for the duration of the statute of limitation which differs per tax jurisdiction and generally ranges up to seven years. As of December 31, 2006, the tax contingencies amount to EUR 130.7 million and are included in deferred tax and other liabilities in the consolidated balance sheet.

On January 1, 2007, we adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet, before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure regarding income taxes. The cumulative effect of adopting FIN 48 was an increase in the liability for unrecognized tax benefits and a decrease in retained earnings of EUR 7.6 million at January 1, 2007. Upon adoption, the liability for unrecognized tax benefits amounted to EUR 138.3 million. The amount of unrecognized tax benefits, if recognized, would have a favorable effect on the Company’s effective tax rate.

In addition, consistent with the provisions of FIN 48, we classified EUR 138.3 million as non-current liabilities because payment of cash was not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in deferred tax and other liabilities in the consolidated balance sheet.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheet of January 1, 2007 amounted to EUR 10.5 million and as of December 31, 2007 amounted to EUR 32.0 million; these amounts were also classified as non-current liabilities consistent with the provisions of FIN 48.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

ASML ANNUAL REPORT 2007

2007
(in millions)	EUR
Balance, January 1	138.3
Gross increases – tax positions in prior period	17.7
Gross decreases – tax positions in prior period	(30.3)
Gross increase – in tax positions in current period	26.6
Gross decrease – tax positions in current period	—
Settlements	(35.5)
Lapse of statute of limitations	(6.5)

Balance, December 31	110.3

For the 12 month period ending December 31, 2007, there were material changes related to the liability for unrecognized tax benefits that impacted the Company’s effective tax rate. This was due to the settlement of a number of unrecognized tax benefits recorded in prior years in the various jurisdictions. The settlement of the unrecognized tax benefits in the Netherlands jurisdiction was the result of discussions held with the Netherlands tax authorities. As a result of these discussions clarity was obtained on substantially all uncertain tax positions relating to the Netherlands unrecognized tax benefits through fiscal year 2006. The total tax liability related to resolved uncertain tax positions in 2007 amounted to EUR 72.3 million of which EUR 36.8 million was released to the tax provision and EUR 35.5 million was reclassified from deferred tax and other liabilities to current tax liabilities.

The Company estimates that the total liability of unrecognized tax benefits will change with EUR 15.8 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements and expiration of statute of limitations which are expected to have a favorable effect on the Company’s effective tax rate.

On December 5, 2007, ASML Holding entered into a Supervision Agreement, or ‘Handhavingsconvenant’ with the Netherlands tax authorities, which provides for cooperation between ASML and the Netherlands tax authorities. The purpose of this agreement is that parties base their mutual relationship on transparency, understanding and trust. This should result in accelerated settlement of uncertain tax positions for ASML in the Netherlands, where ASML reports the vast majority of its taxable income.

Results of Operations
The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors”.

Set forth below are our consolidated statements of operations data for the three years ended December 31, 2007:

Year ended December 31	2005	2006	2007
(in millions)	EUR	EUR	EUR
Total net sales	2,529	3,597	3,809
Cost of sales	1,555	2,135	2,248
Gross profit on sales	974	1,462	1,561
Research and development costs	348	414	511
Amortization of in-process research and development costs	—	—	23
Research and development credits	(24)	(28)	(24)
Selling, general and administrative costs	201	205	226
Income from operations	449	871	825
Interest income (expense), net	(14)	(1)	34
Income from operations before income taxes	435	870	859
Provision for income taxes	124	245	171
Net income	311	625	688

Set forth below are our consolidated statements of operations from continuing operations data for the three years ended December 31, 2007, expressed as a percentage of our total net sales:

ASML ANNUAL REPORT 2007

Year ended December 31	2005	2006	2007
Total net sales	100.0%	100.0%	100.0%
Cost of sales	61.5	59.4	59.0
Gross profit on sales	38.5	40.6	41.0
Research and development costs	13.8	11.5	13.4
Amortization of in-process research and development costs	—	—	0.6
Research and development credits	(1.0)	(0.8)	(0.6)
Selling, general and administrative costs	8.0	5.7	5.9
Income from operations	17.8	24.2	21.7
Interest income (expense), net	(0.6)	—	0.9
Income from operations before income taxes	17.2	24.2	22.6
Provision for income taxes	4.9	6.8	4.5
Net income	12.3	17.4	18.1

Results of operations from continuing operations 2007 compared with 2006

Consolidated sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2007 and 2006.

		2006			2007
	First	Second	Full	First	Second	Full
	half year	half year	year	half year	half year	year
Net sales (EUR million)	1,571	2,026	3,597	1,895	1,914	3,809
Net system sales (EUR million)	1,394	1,835	3,229	1,690	1,702	3,392
Net service and field option sales (EUR million)	177	191	368	206	211	417
Total systems recognized	123	143	266	146	114	260
Total new systems recognized	97	123	220	131	104	235
Total used systems recognized	26	20	46	15	10	25
Gross profit on sales (% of sales)	40.3	40.9	40.6	41.0	40.9	41.0
ASP for systems (EUR million)	11.3	12.8	12.1	11.6	14.9	13.0
ASP for new systems (EUR million)	13.6	14.3	14.0	12.6	15.9	14.0
ASP for used systems (EUR million)	2.8	3.7	3.2	2.8	5.5	3.9

We achieved growth in net sales of EUR 212 million or 5.9 percent from EUR 3,597 million in 2006 to EUR 3,809 million in 2007. The increase in net sales mainly relates to an increase in net system sales of EUR 163 million or 5.0 percent, from EUR 3,229 million in 2006 to EUR 3,392 million in 2007 mainly attributable to increased ASPs partly offset by a lower number of systems shipped and to an increase in net service and field option sales of EUR 49 million or 13.3 percent from EUR 368 million in 2006 to EUR 417 million in 2007.

The number of systems shipped decreased by 2.3 percent from 266 systems in 2006 to 260 systems in 2007, following a year of significant growth of systems shipped (35.7 percent) in 2006. The continued high market demand for lithography equipment was driven by a continuing increased market demand for semiconductor revenue by 11 percent in 2007 following two years of semiconductor unit growth by 9 percent in 2005 and 2006. Furthermore the 2007 strong market demand was related to the continued drive from our customers to follow or accelerate their technology shrink roadmaps.

The ASP of our systems increased by 7.4 percent from EUR 12.1 million in 2006 to EUR 13.0 million in 2007. This increase was mainly driven by a change in product mix reflecting the continued shift in market demand to our leading-edge technology systems (as customers commenced their ramp-up of volume manufacturing with our leading-edge immersion systems for 45 nm Flash and 55 nm DRAM) with higher ASPs driven by the shrink roadmaps of our customers. This increase was partly offset by a growing number of i-line systems sold, with relatively low ASPs, in 2007 reflecting our market share gains in this segment of the market.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2007 decreased to 25 from 46 in 2006, reflecting decreased demand for older systems to produce less complex ICs following two years of significant capacity growth. The ASP for used systems increased from EUR 3.2 million in 2006 to

ASML ANNUAL REPORT 2007

EUR 3.9 million in 2007, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family and TWINSCAN family.

Net service and field option sales showed a 13.3 percent increase from EUR 368 million in 2006 to EUR 417 million in 2007, resulting from increased service as well as field option sales. The increase in service sales was mainly driven by the growth of our system installed base at customers. The growth of field option sales is positively impacted by the customer demand for system upgrade packages that further enhance system performance.

Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditures, 18 are customers of ASML. In 2007, sales to the largest customer accounted for EUR 833 million, or 21.9 percent of our net sales. In 2006, sales to the largest customer accounted for EUR 730 million, or 20 percent of our net sales.

Gross profit increased 6.7 percent from EUR 1,462 million or 40.6 percent of net sales in 2006 to 1,560 million or 41.0 percent of net sales in 2007. The gross margin was positively impacted by a changed product mix (0.2 percent) and, more important, by decreased cost of sales (2.4 percent) reflecting the results of our continuous cost of sales reduction programs. Gross margin was negatively impacted by decreased ASPs of mature technology (−2.4 percent). In addition gross margin was positively impacted by currency effects (0.4 percent) partly offset by various other items including lower service gross margin as a result of investments in spare parts related to the introduction of immersion systems for volume manufacturing as well as investments in our ASML Center of Excellence (ACE) in Asia.

We started 2006 with an order backlog of 163 systems. In 2007, we booked orders for 203 systems, received order cancellations or push-outs beyond 12 months of 17 systems and recognized sales for 260 systems. This resulted in an order backlog of 89 systems as of December 31, 2007. The total value of our backlog as of December 31, 2007 amounted to EUR 1,697 million with an ASP of EUR 19.1 million, compared with a backlog of EUR 2,146 million with an ASP of EUR 13.2 million as of December 31, 2006. See also Item 5.D. “Trend Information”.

Research and development
Research and development costs increased by EUR 97 million or 23.4 percent from EUR 414 million in 2006 to EUR 511 million in 2007. The increase reflected further investment in technology leadership in 2007 through investments in the development of the newest versions of our high resolution TWINSCAN systems and enhancements of the next generation TWINSCAN systems based on immersion, double patterning and EUV. In the third quarter of 2007 we shipped the first XT:1900i, capable of imaging features down to 40 nm.

Amortization of in-process research and development costs of EUR 23 million in 2007 relates to a one-off charge related to the Brion acquisition.

Research and development credits are EUR 24 million in 2007 compared to EUR 27 million in 2006.

Selling, general and administrative costs
Selling, general and administrative costs increased by 10.2 percent from EUR 205 million in 2006 to EUR 226 million in 2007 reflecting the increased activity level to support sales growth. Over the past two years selling, general and administrative costs increased by 12.2 percent, while net sales grew by 50.6 percent. Continuing cost reduction and efficiency programs contributed to maintaining a relatively low increase in the level of selling, general and administrative costs compared to the increase in net sales and related activity over the two year period ended December 31, 2007.

Net interest expense
Net interest changed from EUR 1 million net interest expense in 2006 to EUR 33 million net interest income in 2007. Our interest income relates to interest earned on our cash and cash equivalents. In 2007 interest income increased mainly as a result of higher short-term interest rates and a higher average cash balance. The average cash balance was higher as a result of the cash provided by operating activities and the issuance of a EUR 600 million Eurobond. Interest expense in 2007 was lower due to the conversion of substantially all the U.S. dollar 575 million 5.75 percent Convertible Subordinated Notes in October 2006 (with the unconverted notes redeemed) and the conversion of substantially all the EUR 380 million 5.50 percent Convertible Subordinated Notes, in October 2007 (with the unconverted notes redeemed). This was partly offset by the issuance of a EUR 600 million Eurobond in June 2007.

Income taxes
Income taxes represented 19.9 percent of income before taxes in 2007, compared to 28.2 percent in 2006. The decrease in income taxes in 2007 is mainly related to a favorable settlement of unrecognized tax benefits. In addition a corporate tax rate reduction in the Netherlands also contributed to a decrease in income taxes. As of January 1, 2007, we implemented FIN 48

ASML ANNUAL REPORT 2007

“Accounting for uncertainty in income taxes”. The cumulative effect of implementing FIN 48 was an increase in the tax liability for uncertain tax positions against retained earnings of EUR 7.6 million at January 1, 2007.

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

We achieved a significant growth in net sales of 42 percent from EUR 2,529 million in 2005 to EUR 3,597 million in 2006. The increase in net sales was driven by a combination of ASP increases and an increased market demand for lithography equipment in 2006 by 34 percent (2005: −3 percent). The increase in net sales mainly relates to an increase in net system sales of 44.9 percent, from EUR 2,228 million in 2005 to EUR 3,229 million in 2006 and to a lesser degree to an increase in net service and field option sales of 22.3 percent from EUR 301 million in 2005 to EUR 368 million in 2006.

The number of systems shipped increased by 35.7 percent from 196 systems in 2005 to 266 systems in 2006. This increase in the number of systems shipped reflects the increased market demand for lithography equipment in 2006 as well as the growth of our market share which is the result of our sustained technological leadership.

The ASP of our systems increased slightly by 6.1 percent from EUR 11.4 million in 2005 to EUR 12.1 million in 2006. This increase is mainly driven by a change in product mix reflecting the continuous shift in market demand to our leading-edge technology systems (65 nm ramp and immersion start up) with higher ASPs driven by the shrink roadmaps of our customers, partly offset by a growing number of i-line and KrF systems in 2006 reflecting capacity investments by our customers.

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

Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditures, 16 were customers of ASML. In 2006, sales to the largest customer accounted for EUR 730 million, or 20 percent of our net sales. In 2005, sales to the largest customer accounted for EUR 609 million, or 24 percent of our net sales.

Gross profit increased compared to 2005, increasing by 50.1 percent from EUR 974 million or 38.5 percent of net sales in 2005 to 1,462 million or 40.6 percent of net sales in 2006. The increased gross margin was positively impacted by decreased cost of sales as a percentage of net sales (5.2 percent positive impact on gross profit) reflecting the results of our continuous cost of sales reduction program, partly offset by a change in the product mix (2.1 percent negative impact on gross profit) and slightly decreased prices (0.8 percent negative impact on gross profit). The positive impact on gross profit of the higher production volumes (0.6 percent) and currency effects (0.4 percent) was offset by the negative impact on gross profit of the higher cost for obsolete inventories (0.4 percent) and the higher costs for lens swaps (0.9 percent).

ASML ANNUAL REPORT 2007

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

Research and development
Research and development costs increased by 19.0 percent from EUR 348 million in 2005 to EUR 414 million in 2006. We further accelerated our investment in technology leadership in 2006 through the investments in the newest versions of our high resolution TWINSCAN systems and enhancements of the next generation TWINSCAN systems based on immersion, double patterning, EUV and the development of optical maskless lithography. In the second quarter of 2006 we shipped the first XT:1700i and the third quarter we introduced the XT:1900i, both enhanced immersion systems. Also in the second quarter of 2006, we shipped the industry’s first EUV Alpha Demo Tools to two research and development institutions.

Research and development credits increased from EUR 24 million in 2005 to EUR 27 million in 2006 due to an increased volume of research and development projects that qualified for credits under governmental funding programs.

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

New U.S. GAAP Accounting Pronouncements
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and permits, among other things, fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 had to be adopted for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. On January 1, 2007 we adopted FIN 48. See Note 16 to the consolidated financial statements for additional information, including the effect of adoption on the Company’s consolidated financial statements.

In June 2006, the FASB ratified the consensus reached by the FASB’s Emerging Issues Task Force (“EITF”) on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)” (“EITF No. 06-03”). EITF No. 06-03 permits registrants to elect to present vendor taxes imposed concurrently on a specific revenue-producing transaction between a seller and a customer on either a gross or net basis. The scope of EITF No. 06-03 includes government assessed taxes that are directly imposed on revenue-producing transactions between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. Registrants are to be required to disclose their policies for presenting the taxes and would disclose any amounts presented on a gross basis. EITF No. 06-03 is effective for interim and annual financial statements issued for periods beginning after

ASML ANNUAL REPORT 2007

December 15, 2006. The adoption of EITF No. 06-03 did not have a material impact on our consolidated financial statements. ASML continues to recognize revenues excluding the taxes levied on revenues (net basis).

The FASB issued SFAS No. 157, “Fair Value Measurements” on September 15, 2006. The Statement defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application) as of the beginning of the fiscal year in which this Statement is initially applied. We believe that the adoption of SFAS No. 157 will have no material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for interim and annual financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the impact that SFAS 159 may have on our consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”. EITF No. 06-11 requires that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF No. 06-11 is effective for interim and annual financial statements issued for periods beginning after December 15, 2007. We believe that the adoption of EITF 06-11 will have no material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”. This statement replaces FASB Statement No. 141 “Business Combinations”. SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This FASB statement applies prospectively to business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact that SFAS 141(R) may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. This statement amends ARB No. 51 “Consolidated Financial Statement”. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Adoption of SFAS 160 will have no impact on our consolidated financial statements since all subsidiaries are wholly owned and no subsidiaries are deconsolidated.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options. In particular, the staff indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the SEC staff believed that more detailed external information about employee exercise behavior (e.g. employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the SEC staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The SEC staff stated that it understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the SEC staff stated that it will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. We believe that the adoption of SAB 110 will have no material adverse effect on our consolidated financial statements.

B. Liquidity and Capital Resources
The following discussion and analysis of financial condition should be viewed in the context of the risks affecting our business, described in Item 3.D. “Risk Factors”.

ASML ANNUAL REPORT 2007

Our balance of cash and cash equivalents amounted to EUR 1,656 million and EUR 1,272 million as of December 31, 2006 and 2007, respectively.

We generated cash from operating activities of EUR 478 million and EUR 670 million in 2006 and 2007, respectively. The primary components of cash provided by operating activities in 2007 were net income (EUR 688 million) plus non-cash expenses (EUR 215 million) mainly related to depreciation, impairment charges and inventory obsolescence partially offset by a cash outflow of EUR 233 million due to investments in working capital. The investments in working capital mainly relate to higher inventories of EUR 439 million and higher other assets of EUR 86 million, partly offset by higher accrued liabilities of EUR 263 million. The higher inventories relate to the increased complexity of our systems resulting in higher costs of components for our systems and higher ASPs.

We used EUR 66 million for investing activities in 2006 and EUR 348 million in 2007. The majority of the 2007 expenditures was spent on the ongoing construction of a new production facility, the acquisition of Brion and, to a lesser extent, machinery and equipment and information technology investments.

Net cash used by financing activities was EUR 648 million in 2006 compared to EUR 699 million in 2007. In 2007, cash provided by financing activities mainly included EUR 594 million net proceeds from the issuance in June 2007 of a Eurobond, EUR 80 million from the issuance of shares in connection with the exercise of employee stock options. In 2007, cash used by financing activities mainly included EUR 1,372 million for share buyback programs (including the synthetic share buyback) and EUR 10 million for the redemption of debt. See also Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Our principal sources of liquidity consist of EUR 1,272 million of cash and cash equivalents as of December 31, 2007, EUR 500 million of available credit facilities as of December 31, 2007 and cash flows from operations. For further details of our credit facilities, see Note 12 to our consolidated financial statements. In addition to cash and available credit facilities, from time to time we raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of global economies and the semiconductor industries. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances, are sufficient to satisfy our present requirements.

We expect substantial cash outflow from investing activities in 2008 due to our planned capital expenditures. Subject to market developments we expect that our capital expenditures in 2008 could be up to approximately EUR 250 million, an increase of EUR 18 million compared to 2007. We expect that a significant part of the 2008 expenditures will be allocated to construction and upgrades of production facilities in the Netherlands and Taiwan. See also Item 4.D. “Property, Plants and Equipment”. We expect to finance 2008 capital expenditures out of our cashflow from operations and available cash and cash equivalents.

We reiterate our commitment to return excess cash to our shareholders and will consider all available opportunities to return this cash to shareholders, including share buybacks, dividend and capital repayment. Accordingly, we intend to seek authorization for additional share buyback programs at the Annual General Meeting of Shareholders on April 3, 2008.

We have repayment obligations in 2017, amounting to EUR 600 million, on our 5.75 percent senior notes due 2017. We currently intend to fund any future repayment obligations primarily with cash on hand and cash generated through operations. A description of our senior bond, lines of credit and other borrowing arrangements is provided in Note 12 to our consolidated financial statements.

Our contractual obligations and commercial commitments are disclosed in further detail in Item 5.F. “Tabular Disclosure of Contractual Obligations” and Note 13 to our consolidated financial statements.

See Notes 4 and 12 to our consolidated financial statements for discussion of our funding, treasury policies and currencies in which cash and cash equivalents are held and convertible notes, senior bonds and other borrowing arrangements.

C. Research and Development, Patents and Licenses, etc

Research and Development
See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results”.

Intellectual Property Matters
See Item 3.D. “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property”.

ASML ANNUAL REPORT 2007

D. Trend Information
Within the current sentiment of global economic weakness and an overall 2008 semiconductor capital investment slowdown forecast by some analysts and customers, ASML believes that it is nonetheless well positioned for robust revenues in the first half of 2008. With 60 percent of our EUR 1,697 million backlog covered by immersion technology tools, and 26 percent of the backlog ordered by manufacturers of logic ICs, we have a relatively low exposure to the currently more volatile capital spend at second tier memory manufacturers. Our immersion products are designed to enable rapid technology transfers down to 4x nm nodes, which are being executed by our customers to reach appropriate integration and cost targets that are needed in the current environment. We expect to almost double our net sales from immersion systems in 2008 from 2007. Although independent market researchers still expect a double digit increase in demand for integrated circuit units in 2008, which we expect will translate into lithography market expansion in 2008, we are awaiting confirmation of this potential growth through the level of first and second quarter bookings. We remain optimistic, in view of our customers’ large immersion technology needs, their high level of capacity utilization, and the current IC inventory levels in the market.

The trends discussed in this Item 5.D. are subject to risks and uncertainties. See “Part I — Special Note Regarding Forward Looking Statements”.

The following table sets forth our backlog of systems as of December 31, 2006 and 2007.

Year ended December 31	2006	2007
Backlog sales of new systems (units)	153	79
Backlog sales of used systems (units)	10	10
Backlog sales of total systems (units)	163	89
Value of backlog new systems (EUR million)	2,120	1,650
Value of backlog used systems (EUR million)	26	47
Value of backlog of total systems (EUR million)	2,146	1,697
ASP for new systems (EUR million)	13.9	20.9
ASP for used systems (EUR million)	2.6	4.7
ASP for total systems (EUR million)	13.2	19.1

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

ASML expects to ship 50 systems in the first quarter of 2008 with an average selling price of EUR 18.9 million for new systems and an average selling price for all systems of EUR 16.3 million. We expect a gross profit margin in the first quarter of 2008 of between 40 to 41 percent, research and development costs of EUR 127 million net of credits and selling, general and administrative costs of EUR 58 million.

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

Variable Interest Entities
In December 2003, the FASB issued FIN 46(R) “Consolidation of Variable Interest Entities”. Under FIN 46(R), an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.

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

ASML ANNUAL REPORT 2007

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

ASML has determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other variable interest holders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary.

ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.

Purchase Obligations
We enter into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in our financial statements. As of December 31, 2007, we had purchase commitments for a total amount of approximately EUR 1,405 million, compared to EUR 995 million as of December 31, 2006. This increase is mainly due to costs of components for our systems as ASPs have increased. In our negotiations with suppliers we continuously seek to align our purchase commitments with our business objectives. See also Item 5.F. “Tabular Disclosure of Contractual Obligations”.

Other Off-Balance Sheet Arrangements
We have certain additional commitments and contingencies that are not recorded on our balance sheet but may result in future cash requirements.

We provide guarantees to third parties in connection with transactions entered into in the ordinary course of business from time to time.

F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2007 can be summarized as follows:

		Less than			After
Payments due by period	Total	1 year	1-3 years	3-5 years	5 years
(In thousands)	EUR	EUR	EUR	EUR	EUR
Long Term Debt Obligations, including interest expenses[1]	948,222	35,706	71,412	69,000	772,104
Operating Lease Obligations	189,293	36,040	55,581	40,586	57,086
Purchase Obligations	1,405,283	1,375,334	29,945	4	—
Unrecognized tax benefits (FIN 48)	110,346	15,750	28,941	13,402	52,253
Other Liabilities[2]	53,259	40,459	12,800	—	—

Total Contractual Obligations	2,706,403	1,503,289	198,679	122,992	881,443

1	We refer to Note 12 to the consolidated financial statements for the amounts excluding interest expenses.
2	Other liabilities relate to system repurchase commitments.

ASML ANNUAL REPORT 2007

Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2007 as follows:

Purchase options		Less than			After
due by period	Total	1 year	1-3 years	3-5 years	5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	61,362	3,358	2,269	8,250	47,485

G. Safe Harbor
See “Special Note regarding Forward-Looking Statements”.

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management
The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Year of Birth	Term Expires
Arthur P.M. van der Poel[1,3,4]	Chairman of the Supervisory Board	1948	2008
Jan A. Dekker[1,4]	Member of the Supervisory Board	1939	2009
Jos W.B. Westerburgen[2,3]	Member of the Supervisory Board	1942	2009
Fritz W. Fröhlich[1]	Member of the Supervisory Board	1942	2008
Ieke C.J. van den Burg[2]	Member of the Supervisory Board	1952	2009
OB Bilous[3,4]	Member of the Supervisory Board	1938	2009
William T. Siegle[4]	Member of the Supervisory Board	1939	2011
Rolf Deusinger[2]	Member of the Supervisory Board	1957	2011
Eric Meurice	President, Chief Executive Officer and Chairman of the Board of Management	1956	2008
Peter T.F.M. Wennink	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1957	N/A5
Martin A. van den Brink	Executive Vice President Marketing & Technology and Member of the Board of Management	1957	N/A5
Klaus P. Fuchs	Executive Vice President Operations and Member of the Board of Management	1958	2010

1	Member of the Audit Committee.
2	Member of the Remuneration Committee.
3	Member of the Selection and Nomination Committee.
4	Member of the Technology and Strategy Committee.
5	There are no specified terms for members of the Board of Management appointed prior to March 2004.

Effective March 28, 2007, Mr. Bodt retired by rotation from the Supervisory Board. On that same date, Mr. Siegle was appointed as member of the Supervisory Board and, on July 17, 2007, Mr. Deusinger was appointed as member of the Supervisory Board. Mr. Van der Poel and Mr. Fröhlich will retire by rotation from the Supervisory Board on April 3, 2008.

There are no family relationships among the members of our Supervisory Board and Board of Management.

Since 2005, the Works Council of ASML Netherlands B.V. has an enhanced right to make recommendations (which recommendation may be rejected by the Supervisory Board in limited circumstances) for nomination of at least one-third of the members of the Supervisory Board. See Item 6.C. “Board Practices, Supervisory Board”. At the 2005 General Meeting of Shareholders, Ms. Van den Burg was appointed pursuant to this recommendation right and, at the Extraordinary General Meeting of Shareholders held on July 17, 2007, Mr. Deusinger was appointed pursuant to this recommendation right. In accordance with our Articles of Association, the appointments of Ms. Van den Burg and Mr. Deusinger satisfy the Works Council’s current recommendation right.

ASML ANNUAL REPORT 2007

Director and Officer Biographies

Arthur P.M. van der Poel
Mr. Van der Poel was appointed to our Supervisory Board in March 2004 and was appointed as Chairman in 2007. Until 2001 he was the Chief Executive Officer of Philips Semiconductors. Mr. Van der Poel is a former member of the Board of Management (through May 2003) and a former member of the Group Management Committee (through April 2004) of Royal Philips Electronics. Mr. Van der Poel is the chairman of the Board of the Dutch Innovation Program Point-One, a member of the Board of Directors of Gemalto Holding N.V., a director of the Public Utility Fund (PUF-NRE) and serves as a member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.

Jan A. Dekker
Mr. Dekker has served on our Supervisory Board since 1997. Mr. Dekker is a former Chief Executive Officer of TNO from which he retired in November 2003. He currently serves on the Supervisory Boards of Koninklijke BAM Group N.V. and Syntens and he is also President of the Royal Institute of Engineers (KIVI NIRIA).

Jos W.B. Westerburgen
Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever. Mr. Westerburgen currently serves as a member of the Supervisory Board of Unibail-Rodamco S.A. and is also Vice-Chairman of the Board of the Association Aegon.

Fritz W. Fröhlich
Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Boards of Randstad Holding N.V., Draka Holding N.V. and Altana A.G. and serves as a member of the Supervisory Boards of Allianz Nederland N.V. and Rexel S.A.

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

OB Bilous
Mr. Bilous was appointed to our Supervisory Board in March 2005. From 1960 until 2000 Mr. Bilous held various management positions at IBM, including General Manager and VP Worldwide Manufacturing of IBM’s Microelectronics Division. He also served on the Boards of SMST, ALTIS Semiconductor and Dominion Semiconductor. Mr. Bilous currently serves as Chairman of the Board of Directors of Sematech and as Board member of Nantero, Inc.

William T. Siegle
Mr. Siegle was appointed to our Supervisory Board in March 2007. From 1964 until 1990 Mr. Siegle held various technical, management and executive positions at IBM, including Director of the Advanced Technology Center. From 1990 until 2005 Mr. Siegle served as SVP and Chief Scientist at AMD, responsible for the development of technology platforms and manufacturing operations worldwide. He was also chairman of the Board of Directors of SRC, member of the Board of Directors of Sematech and Director of Etec, Inc. and DuPont Photomask, Inc. Currently, Mr. Siegle is a member of the Advisory Boards of Toppan Photomasks, Inc. and Acorn Technologies, Inc.

Rolf Deusinger
Mr. Deusinger was appointed to our Supervisory Board in July 2007. Mr. Deusinger is the Executive Vice President Human Resources of ICI plc in London, which position he has held since 2002. Before Mr. Deusinger joined ICI plc, he held several senior human resources management functions with various international companies in the US and Europe, including Pepsi Cola Corporation and Messer Griesham GmbH.

Eric Meurice
Mr. Meurice joined ASML on October 1, 2004 as President, Chief Executive Officer and Chairman of the Board of Management. Prior to joining ASML, and since March 2001, he was Executive Vice President – Thomson Television Worldwide. Between 1995 and 2001, Mr. Meurice served as Vice President for Dell Computer, where he ran the Western, Eastern Europe and Dell’s Emerging Markets business within EMEA. Before 1995, he gained extensive technology experience in the semiconductor industry at ITT Semiconductors Group and Intel Corporation, in the micro-controller group. Mr. Meurice is currently a member of the Board of Directors of Verigy Inc.

ASML ANNUAL REPORT 2007

Peter T.F.M. Wennink
Mr. Wennink joined ASML on January 1, 1999 and was appointed as Executive Vice President, Chief Financial Officer of ASML and member of our Board of Management on July 1, 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Netherlands Institute of Registered Accountants. Mr. Wennink is currently a member of the Supervisory Board of Bank Insinger de Beaufort N.V.

Martin A. van den Brink
Mr. Van den Brink was appointed as Executive Vice President Marketing & Technology in 1999. Before that, he served as Vice President Technology since 1995. Mr. Van den Brink was appointed as a member of our Board of Management in 1999.

Klaus P. Fuchs
Mr. Fuchs was appointed as Executive Vice President Operations and member of the Board of Management in 2006. Between 2003 and 2005, Mr. Fuchs served as Vice President of Linde AG in Wiesbaden, Germany where he was responsible for strategic direction and operations of its industrial sector. Before that he was technical director and member of the executive board at TRW Aerospace and he also gained experience at Daimler Benz Aerospace as Vice President of electronic systems.

B.	Compensation
For details on Board of Management and Supervisory Board remuneration as well as benefits upon termination of executive employment, see Note 18 to our consolidated financial statements.

ASML has not in the past established and does not intend to establish in the future stock option or purchase plans or other equity compensation arrangements for members of our Supervisory Board.

Bonus and Profit-sharing plans
For details on our bonus and profit sharing plans for our employees, see Note 14 to our consolidated financial statements.

Pension plans
For details on our pension plans for our employees, see Note 14 to our consolidated financial statements.

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

Two-tier structure
ASML is incorporated under Netherlands law and has a two-tier board structure. Responsibility for the management of ASML lies with the Board of Management. Independent, non-executive members serve on the Supervisory Board, which supervises and advises the members of the Board of Management in performing their management tasks. The Board of Management has the duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its approval. The supervision of the Board of Management by the Supervisory Board includes (i) achievement of ASML’s objectives, (ii) corporate strategy and management of risks inherent to ASML’s business activities, (iii) the structure and operation of internal risk management and control systems, (iv) the financial reporting process and (v) compliance with applicable legislation and regulations.

Supervisory Board members are prohibited from serving as officers or employees of ASML, and members of the Board of Management cannot serve on the Supervisory Board.

ASML ANNUAL REPORT 2007

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

Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes representing at least one third of the total outstanding capital. If the votes cast in favor of such resolution do not represent at least one third of the total outstanding capital, a new meeting can be convened at which the nomination can be overruled by an absolute majority. If a nomination is overruled, the Supervisory Board must make a new nomination. If a nomination is not overruled and the General Meeting of Shareholders does not appoint the nominated person, the Supervisory Board will appoint the nominated person.

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

ASML ANNUAL REPORT 2007

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

Corporate Governance Developments
ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include rules that have been promulgated in the United States both by the NASDAQ Stock Market LLC (“NASDAQ”) and by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

The Netherlands Corporate Governance Code (the “Code”) came into effect on January 1, 2004. A full report on ASML’s compliance with the Code is required to be included in the Company’s statutory annual report. Netherlands listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why.

Pursuant to the Code’s recommendations, ASML has included a separate chapter on corporate governance in its statutory annual report. The Code contains recommendations with regard to corporate governance, including on the following topics:

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

Audit Committee
ASML’s Audit Committee is composed of three members of the Supervisory Board. The current members of our Audit Committee are Fritz Fröhlich (chairman), Arthur van der Poel and Jan Dekker, each of whom is an independent, non-executive member of the Supervisory Board. The Supervisory Board has determined that Fritz Fröhlich qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Our external auditor, our Chief Executive Officer, our Chief Financial Officer, our Corporate Controller as well as other ASML employees invited by the chairman of the Audit Committee may also attend the meetings of the Audit Committee.

The Audit Committee assists the Supervisory Board in:

•	overseeing the integrity of our financial statements and related non-financial disclosure;
•	overseeing the qualifications, independence and performance of the external auditor; and
•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls regarding finance and accounting.

The Audit Committee held seven meetings in 2007. At these meetings the Audit Committee, reviewed our quarterly earnings announcements and our audited annual consolidated financial statements, discussed the system of internal controls over financial reporting and related audit findings, approved the internal and external audit plan and related audit fees and pre-approved any audit and non-audit services to be rendered by our external auditor.

Remuneration Committee
ASML’s Remuneration Committee is composed of three members of the Supervisory Board. The current members of our Remuneration Committee are Jos Westerburgen (chairman), Ieke van den Burg and Rolf Deusinger. The Remuneration Committee is responsible for the preparation of the remuneration policy for the Board of Management.

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

ASML ANNUAL REPORT 2007

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

In 2007, the Remuneration Committee held four scheduled meetings.

Selection and Nomination Committee
ASML’s Selection and Nomination Committee is composed of three members of the Supervisory Board. The current members of our Selection and Nomination Committee are Jos Westerburgen (chairman), Arthur van der Poel and OB Bilous.
The Selection and Nomination Committee assists the Supervisory Board in:

•	preparing the selection criteria and appointment procedures for members of the Company’s Supervisory Board and Board of Management;
•	periodically evaluating the scope and composition of the Board of Management and the Supervisory Board and proposing the profile of the Supervisory Board in relation thereto;
•	periodically evaluating the functioning of the Board of Management and the Supervisory Board and the individual members of those boards and reporting the results thereof to the Supervisory Board; and
•	proposing (re-)appointments of members of the Board of Management and the Supervisory Board and supervising the policy of the Board of Management in relation to the selection and appointment criteria for senior management.

The Selection and Nomination Committee held two scheduled meetings and several ad hoc meetings in 2007.

Technology and Strategy Committee
ASML’s Technology and Strategy Committee is composed of four members of the Supervisory Board. The current members of our Technology and Strategy Committee are Jan Dekker (chairman), Arthur van der Poel, OB Bilous and William Siegle. In addition, the Technology and Strategy Committee may appoint one or more advisors from within the Company and/or from outside the Company. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings.

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

The Technology and Strategy Committee held three meetings in 2007.

Disclosure Committee
ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under US and Netherlands law and applicable stock exchange rules. The Disclosure Committee comprises various members of senior management, including our Chief Financial Officer, and reports to and assists our Chief Executive Officer and Chief Financial Officer in the maintenance and evaluation of disclosure controls and procedures. The Audit Committee is kept informed about the outcome of the Disclosure Committee meetings. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

During 2007, the Disclosure Committee reviewed our quarterly earnings announcements and our audited annual consolidated financial statements and other public announcements containing financial information. During various meetings, the Disclosure Committee assessed ASML’s disclosure controls and procedures and internal control over financial reporting. In order to assist the Disclosure Committee in preparing its advice to our Chief Executive Officer and Chief Financial Officer in their assessment of ASML’s disclosure controls and procedures and internal control over financial reporting, we also have an Internal Control Committee, comprising among others three members of the Disclosure Committee.

ASML ANNUAL REPORT 2007

Variations from Certain NASDAQ Corporate Governance Rules
NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws. The practices followed by ASML in lieu of NASDAQ rules are described below:

•	ASML does not follow NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with Netherlands law and Netherlands generally accepted business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.
•	ASML does not follow NASDAQ’s requirements regarding the provision of proxy statements for General Meetings of Shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. ASML does provide shareholders with an agenda and other relevant documents for the General Meeting of Shareholders.
•	ASML does not follow NASDAQ’s requirement regarding distribution to shareholders of copies of an annual report containing audited financial statements prior to the Company’s Annual General Meeting of Shareholders. The distribution of annual reports to shareholders is not required under Netherlands corporate law or Netherlands securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Netherlands companies not to distribute annual reports. In part, this is because the Netherlands system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Netherlands listing agent as stated in the convening notice for the meeting) as from the day of convocation of the Annual General Meeting of Shareholders. In addition, we post a copy of our annual report on our website prior to the Annual General Meeting of Shareholders.
•	NASDAQ rules require shareholder approval of stock option plans available to officers, directors or employees. However, NASDAQ has granted ASML an exemption from this requirement (foreign private issuers are no longer required to obtain an exemption, but may follow home country practice in lieu of NASDAQ corporate governance rules, subject to exceptions).

D. Employees
As of December 31, 2007, we had 6,582 employees in our operations employed primarily in manufacturing, product development and customer support activities. As of December 31, 2005 and 2006, the total number of employees in continued operations was 5,055 and 5,594 respectively. In addition, during 2007 we had an average of 3,218 temporary employees. For a more detailed description of employee information, including a breakdown of our employees by sector, see Notes 14 and 19 to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

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

E. Share Ownership
Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 18 to our consolidated financial statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in Note 14 to our consolidated financial statements which are incorporated herein by reference.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders
The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by the members of the Supervisory Board and members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2007. The

ASML ANNUAL REPORT 2007

information set forth below is solely based on public filings with the SEC and AFM (Autoriteit Financiële Markten) at December 31, 2007.

	Shares	Percent of
Identity of Person or Group	Owned	Class
Capital Group International, Inc.[1]	37,251,670	7.7%
FMR LLC[2]	28,506,903	5.9%
PRIMECAP Management Company[3]	26,144,100	5.4%
Barclays Global Investors[4]	23,037,699	5.2%
Capital Research and Management Company[5]	22,884,943	5.2%
Members of ASML’s Supervisory Board and Board of Management, as a group (4 persons)[6]	1,405,343	*

*	Less than 1 percent.

1	Based solely on the Schedule 13-G/A filed by Capital Group International, Inc. with the Commission on February 12, 2007.
2	Based solely on the Schedule 13-G/A filed by FMR LLC with the Commission on October 10, 2007 (includes shares owned by affiliates).
3	Based solely on the Schedule 13-G/A filed by PRIMECAP Management Company with the Commission on March 8, 2007.
4	Based solely on the report of substantial ownership filed by Barclays Global Investors with the AFM on December 11, 2007.
5	Based solely on the report of substantial ownership filed by Capital Research and Management Company with the AFM on December 5, 2007.
6	Four members of our Board of Management own a total of 456,998 unconditional options to purchase ASML shares. These members of our Board of Management together are also entitled to 463,034 conditional performance stock options and 87,507, 210,001 and 187,803 conditional performance stock for 2005, 2006 and 2007 respectively. The number of performance stock that are ultimately awarded will be determined in the financial year 2008, 2009 and 2010 respectively, and is conditional upon the achievement of performance targets. See Note 18 to our consolidated financial statements for information on options held by and conditional performance stock conditionally awarded to members of our Board of Management on an individual basis. None of the members of the Supervisory Board holds any of our outstanding shares or options on shares.

According to SEC filings, (i) Capital Group International, Inc. increased its shareholding (including as a holder of convertible notes) from 51,528,140 shares as of February 2005 to 55,842,520 shares as of February 2006 and decreased to 37,251,670 as of February 2007, (ii) FMR LLC increased its shareholding (including as a holder of convertible notes) from 54,662,612 shares as of February 2005 to 70,721,194 shares as of February 2006 and decreased to 57,681,794 as of February 2007 and to 28,506,903 as of October 2007 and (iii) PRIMECAP Management Company decreased its shareholding from 24,218,000 shares as of September 2006 to 23,825,400 as of October 2006 and increased its shareholding to 26,144,100 as of March 2007. According to SEC and AFM filings, Capital Research and Management Company decreased its shareholding (including as a holder of convertible notes) from 50,572,880 shares as of February 2005 to 49,577,150 shares as of February 2006 and to 22,884,943 as of December 2007.

Our major shareholders do not have voting rights different from other shareholders. We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association”.

As of December 31, 2007, 146.5 million ordinary shares were held by 516 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Obligations of Shareholders to Disclose Holdings under Netherlands Law
Holders of our shares may be subject to reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the “Act”).

The disclosure obligations under the Act apply to any person or entity that acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the European Union. Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 or 95 percent. With respect to ASML, the Act would require any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the Netherlands Authority for the Financial Markets (AFM) immediately.

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

ASML ANNUAL REPORT 2007

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

B. Related Party Transactions
There have been no transactions during our most recent fiscal year, nor are there presently any proposed transactions, which are material to ASML or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets between ASML or any of our subsidiaries and any significant shareholder and any director or officer or any relative or spouse thereof. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to stock options described under Note 14 to our consolidated financial statements.

C. Interests of Experts & Counsel
Not applicable.

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements
See Item 18 “Financial Statements”.

Export Sales
See Note 17 to our consolidated statements included in Item 18 “Financial Statements”, which is incorporated herein by reference.

Legal Proceedings
See Item 4.B. “Business Overview, Intellectual Property” and Note 15 to our consolidated financial statements, which are incorporated herein by reference.

ASML ANNUAL REPORT 2007

Dividend Policy
We have historically not paid dividends on our ordinary shares. We strive to maintain our strategic target level of cash and cash equivalents between EUR 1.0 billion and EUR 1.5 billion. Should cash and cash equivalents exceed this target and there are no investment opportunities that we wish to pursue, we intend to return excess cash to our shareholders, which may be in the form of share buybacks, capital distributions or dividends. As of December 31, 2007 our cash and cash equivalents amounts to EUR 1,272 million. For more information see Item 10.B. “Memorandum and Articles of Association” and Item 10.D. “Exchange Controls”.

B. Significant Changes
No significant changes have occurred since the date of our consolidated financial statements. See Item 5.D. “Trend Information”.

Item 9 The Offer and Listing

A. Listing Details
Our ordinary shares are listed for trading in the form of New York Shares on NASDAQ and in the form of registered shares on Euronext Amsterdam (“Amsterdam Shares”). The principal trading market of our ordinary shares is Euronext Amsterdam. For more information see Item 10.B. “Memorandum and Articles of Association”.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on NASDAQ, as well as on Euronext Amsterdam.

	NASDAQ		Euronext Amsterdam
	USD		EUR
	High	Low	High	Low
Annual Information
2003	20.39	6.11	17.04	5.39
2004	22.32	12.41	17.50	10.26
2005	20.13	14.44	17.12	11.11
2006	25.83	18.46	19.90	14.49
2007	35.79	22.89	24.99	17.15

Quarterly Information
1st quarter 2006	23.57	19.42	19.29	16.23
2nd quarter 2006	22.41	18.70	17.63	14.49
3rd quarter 2006	23.39	18.46	18.44	14.64
4th quarter 2006	25.83	22.30	19.90	17.75

1st quarter 2007	26.29	22.89	20.39	17.15
2nd quarter 2007	27.91	24.69	20.83	18.34
3rd quarter 2007	33.03	26.64	23.40	19.73
4th quarter 2007	35.79	30.70	24.99	21.62

Monthly Information
July 2007	30.60	27.67	22.26	20.24
August 2007	29.72	26.64	21.73	19.73
September 2007	33.03	29.56	23.40	21.30
October 2007	35.79	30.70	24.99	21.97
November 2007	34.75	32.21	24.00	22.06
December 2007	35.17	31.29	24.00	21.62
January (through Jan. 23), 2008	30.47	25.51	20.97	17.15

(Source: Bloomberg Finance LP)

B. Offer and Plan of Distribution
Not applicable.

C. Markets
See Item 9.A. “Listing Details”.

ASML ANNUAL REPORT 2007

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

Item 10 Additional Information

A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
The information required by Item 10.B. is incorporated by reference to ASML’s Report on Form 6-K, filed with the Commission on November 2, 2007.

Current Authorizations to Issue and Repurchase Ordinary Shares
Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The Board of Management requires approval, however, of the Supervisory Board must for such an issue.

At our annual General Meeting of Shareholders, held on March 28, 2007, the Board of Management was authorized for a period of 18 months, to issue shares and/or rights thereto representing up to a maximum of 5 percent of our issued share capital as of the date of authorization, plus an additional 5 percent of our issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At our annual General Meeting of Shareholders to be held on April 3, 2008, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 3, 2009.

Holders of our ordinary shares have a preemptive right of subscription in proportion to the aggregate nominal amount of the ordinary shares held by them to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders held on March 28, 2007, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on April 3, 2008, our shareholders will be asked to grant this authority through October 3, 2009. At this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be requested to be granted for a period of 18 months.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 28, 2008 up to a maximum of 30 percent of our issued share capital as of the date of authorization (March 28, 2007) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our annual General Meeting of Shareholders to be held on April 3, 2008, our shareholders will be asked to extend this authority through October 3, 2009.

C. Material Contracts
Not applicable.

ASML ANNUAL REPORT 2007

D. Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euro on Amsterdam Shares may be officially transferred from the Netherlands and converted into any other currency without being subject to any Netherlands legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Netherlands Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be paid in U.S. dollars, converted at the rate of exchange on Euronext Amsterdam at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association. See also Item 8.A. “Consolidated Statements and Other Financial Information, Dividend Policy”.

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

Substantial Interest
A person that, directly or indirectly, owns five percent or more of our share capital, or holds options to purchase five percent or more of our share capital, is deemed to have a substantial interest in our shares, respectively, our options, as applicable. A deemed substantial interest also exists if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no taxable gain has been recognized. Special attribution rules exist in determining the presence of a substantial interest.

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

ASML ANNUAL REPORT 2007

•	certain assets of the holder are deemed to be treated as a Netherlands enterprise under Netherlands tax law and the ordinary shares are attributable to this Netherlands enterprise.

To qualify for the Netherlands participation exemption, the holder must generally hold at least five percent of our nominal paid-in capital and meet certain other requirements.

Dividend Withholding Tax
In general, a dividend distributed by us in respect of our ordinary shares will be subject to a withholding tax imposed by the Netherlands at the statutory rate of 15 percent.

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

A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a Tax Treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the Treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15 percent Netherlands withholding tax or, in the case of certain United States corporate shareholders owning at least ten percent of our voting power, a reduction to 5 percent, provided that it does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15 percent and are required to file for a refund of such withholding.

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

ASML ANNUAL REPORT 2007

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

United States Taxation
The following is a discussion of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a United States Holder (as defined below). This discussion deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, passive foreign investment companies, banks, broker-dealers, investors owning directly, indirectly or constructively 10 percent or more of our outstanding voting shares, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local or non-United States tax consequences. The following discussion is based on United States tax laws, and judicial and administrative interpretations thereof as in effect on the date of filing of this Annual Report on Form 20-F, all of which are subject to change, potentially retroactively.

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

ASML ANNUAL REPORT 2007

excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s basis in the ordinary shares and thereafter as taxable capital gain. ASML does not maintain calculations of its earnings and profits under United States federal income tax principles.

Subject to limitations provided in the United States Internal Revenue Code, a United States Holder may generally deduct from its United States federal taxable income, or credit against its United States federal income tax liability, the amount of qualified Netherlands withholding taxes. However, Netherlands withholding tax may be credited only if the United States Holder does not claim a deduction for any Netherlands or other non-United States taxes paid or accrued in that year. In addition, Netherlands dividend withholding taxes will likely not be creditable against the United States Holder’s United States tax liability to the extent ASML is not required to pay over the amount withheld to the Netherlands Tax Administration. Currently, a Netherlands corporation that receives dividends from qualifying non-Netherlands subsidiaries may credit source country tax withheld from those dividends against Netherlands withholding tax imposed on a dividend paid by a Netherlands corporation, up to a maximum of 3 percent of the dividend paid by the Netherlands corporation. The credit reduces the amount of dividend withholding that ASML is required to pay to the Netherlands Tax Administration but does not reduce the amount of tax ASML is required to withhold from dividends.

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

Taxation on Sale or Other Disposition of Ordinary Shares
Upon a sale or other disposition of ordinary shares, a United States Holder will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized, if paid in U.S. dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the United States Holder’s tax basis (determined in U.S. dollars) in such ordinary shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the United States Holder in the ordinary shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for United States federal income tax purposes. Gain or loss from the sale or other disposition of ordinary shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the ordinary shares and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States. Each United States Holder should consult its tax advisor with regard to the translation rules of its adjusted basis and the amount realized upon a sale or other disposition of its ordinary shares if purchased in, or sold or disposed of for, a currency other than U.S. dollar.

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

ASML ANNUAL REPORT 2007

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

During the twelve months ended December 31, 2007, EUR 0.2 million gain (2006: EUR 0.0) was recognized in cost of sales relating to ineffective hedges. As of December 31, 2007 EUR 3.8 million gain (2006: EUR 4.1 million gain) of other comprehensive income represents the total anticipated gain to be released to sales, and EUR 3.1 million loss (2006: EUR 2.1 million loss) is the total anticipated loss to be charged to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

It is the Company’s policy to manage material translation exposures resulting predominantly from ASML’s U.S. dollar net investments. Throughout 2005 a proportion of our USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to hedge a certain part of our U.S. dollar net investments. As from December 2005, forward contracts have been assigned to hedge this exposure.

The related foreign currency translation amounts (gross of taxes) included in cumulative translation adjustment for the years ended December 31, 2006 and 2007 were EUR 16.0 million gain and EUR 15.0 million gain, respectively.

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

ASML ANNUAL REPORT 2007

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

See Notes 1 and 12 to our consolidated financial statements, which are incorporated herein by reference.

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

Our customers consist of integrated circuit manufacturers located throughout the world. We perform ongoing credit evaluations of the customers’ financial condition and generally require no collateral to secure accounts receivable. We maintain an allowance for potentially uncollectable accounts receivable. We regularly review the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In addition, we utilize letters of credit to mitigate credit risk when considered appropriate.

Sensitivity analysis derivative financial instruments
We use foreign exchange derivatives to manage our foreign exchange rate risk and interest rate swaps to manage our interest rate risk.

The following table summarizes our derivative financial instruments, their fair values and their sensitivity to an instantaneous 10 percent decrease of the euro against other currencies and an instantaneous 1 percent non-favorable increase in interest rates from their levels of December 31, 2006 and 2007 respectively, with all other variables held constant.

			Fair Value change
				10%
			1% non-	weakening of
			favorable	euro against
			increase in	other
	Notional Amount	Fair Value	interest rate	currency
(in thousands)	EUR	EUR	EUR	EUR
As of December 31, 2006
Forward contracts[1,2]	482,131	2,150	N/A	(53,388)
Currency options[2]	73,049	3,827	N/A	(3,227)
Interest rate swaps	429,900	2,584	(10,481)	N/A

As of December 31, 2007
Forward contracts[1,2]	283,881	528	N/A	(31,402)
Currency options[2]	90,000	4,887	N/A	(3,706)
Interest rate swaps[3]	1,029,900	16,553	(51,727)	N/A

(Source: Bloomberg Finance LP)

1	Mainly includes forward contracts on U.S. dollar and Japanese yen.
2	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
3	The 2007 notional amount of the interest rate swaps mainly consists of EUR 380 million relating to cash and cash equivalents and of EUR 600 million relating to a Eurobond of EUR 600 million. The fair value of interest rate swaps includes accrued interest and mainly consists of the fair value of the interest rate swaps relating to a Eurobond of EUR 600 million.

The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account the current interest rates, current exchange rates and current creditworthiness of the counterparties.

ASML ANNUAL REPORT 2007

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

ASML ANNUAL REPORT 2007

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Disclosure Controls and Procedures
As of the end of the period covered by this report, management of ASML conducted an evaluation, under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act is accumulated and communicated to ASML’s management, including ASML’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for ASML. Under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2007 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

ASML’s management’s evaluation of the effectiveness of ASML’s internal control over financial reporting as of December 31, 2007 excluded the internal control over financial reporting of Brion Technologies, Inc., which was acquired by ASML on March 7, 2007 and whose financial statements constitute 8.9 percent and 4.4 percent of net and total assets, respectively, 0.2 percent of net sales and −6.5 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. If adequately disclosed, companies are allowed to exclude acquisitions for their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the SEC.

Deloitte Accountants B.V., an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting
During the year ended December 31, 2007 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial
Reporting
It should be noted that any system of controls, however well-designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

ASML ANNUAL REPORT 2007

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

The Internal Guidelines on Ethical Business Conduct contain, among others, written standards that are reasonably designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely, and understandable disclosure in reports and documents that ASML files with, or submits to, the SEC and in other public communications made by ASML;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the Internal Guidelines on Ethical Business Conduct to an appropriate person or persons identified in these guidelines; and
•	accountability for adherence to the guidelines.

C. Principal Accountant Fees and Services
Deloitte Accountants B.V. has served as our independent registered public accounting firm for each of the three years in the period ended December 31, 2007. The following table sets forth the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. in 2006 and 2007:

Year ended December 31	2006	2007
(in thousands)	EUR	EUR
Audit fees	1,438	1,297
Audit-related fees	266	188
Tax fees	216	237

Total	1,920	1,722

Audit fees
Audit fees primarily relate to the audit of our annual financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries and services in connection with accounting consultations on U.S. GAAP.

Audit-related fees
Audit-related fees mainly comprise services in connection with intended acquisitions and services in connection with consultations on implementing the requirements of Section 404 of the Sarbanes-Oxley Act.

Tax fees
Tax fees can be detailed as follows:

Year ended December 31	2006	2007
(in thousands)	EUR	EUR
Corporate Income Tax compliance services	59	146
Tax assistance for expatriate employees	70	62
Other tax advisory and compliance	87	29

Total	216	237

ASML ANNUAL REPORT 2007

The Audit Committee has approved the internal and external audit plan and related audit fees for the year 2007. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as certain tax-related services and acquisition advisory services, are permitted. The Audit Committee pre-approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.

D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2006-2007 Share program
On March 23, 2006, the General Meeting of Shareholders authorized the repurchase of up to a maximum of 10 percent of our issued shares through September 23, 2007.

The aggregate number of shares bought back in this Repurchase Program was 25,450,296, representing 100 percent of the announced objective of maximum EUR 400 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006. Shares repurchased were recorded at cost and classified within shareholders’ equity. ASML cancelled these repurchased shares in 2007.

In order to mitigate the dilution due to the issuance of shares upon conversion of its convertible bond due October 2006, ASML repurchased 14,934,843 shares pursuant to a call option transaction announced on October 9, 2006. These shares were subsequently used to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. The Company paid an aggregate of EUR 277 million in cash for these shares. This repurchase program was completed in the fourth quarter of 2006. These shares were purchased from a third party who issued the call option.

In February 2007, ASML bought back 8,000,000 shares, representing 100 percent of the announced objective of the remaining 1.7 percent of outstanding shares. The share program was announced on February 14, 2007 and was completed in the first quarter of 2007. Shares repurchased have been used to cover exercised stock options and to partly satisfy the conversion rights of ASML’s 5.50 percent Convertible Subordinated Notes.

The following table provides a summary of shares repurchased by the Company in 2007 under the 2006-2007 program:

			Total Number of		Total Value of Shares
			Shares Purchased as	Maximum Number of	Purchased as Part of
			Part of Publicly	Shares that May	Publicly Announced
	Total Number of	Average Price Paid	Announced Plans or	Yet be Purchased	Plans or Programs
Period	Shares purchased	per Share (EUR)	Programs	Under the Program	(In EUR million)
February 14-23, 2007	8,000,000	19.53	8,000,000	—	156

2007-2008 Share program
On March 28, 2007, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10 percent of our issued shares through September 28, 2008.

In 2007, the aggregate number of shares bought back under the 2007-2008 share program was 9,000,000, representing 64.3 percent of the announced objective of 14,000,000 shares to be repurchased during a period ending on September 28, 2008. The share program was announced on October 17, 2007. Shares repurchased will be used to cover outstanding stock options.

ASML ANNUAL REPORT 2007

The following table provides a summary of shares repurchased by the Company in 2007 under the 2007-2008 program:

			Total Number of		Total Value of Shares
			Shares Purchased as	Maximum Number of	Purchased as Part of
			Part of Publicly	Shares that May	Publicly Announced
	Total Number of	Average Price Paid	Announced Plans or	Yet be Purchased	Plans or Programs
Period	Shares purchased	per Share (EUR)	Programs	Under the Programs	(In EUR million)
November 14-26, 2007	9,000,000	22.62	14,000,000	5,000,000[1]	204

1	In January 2008, ASML bought back 5,000,000 shares. The aggregate number of shares bought back up to and including January 2008 represents 100 percent of the announced objective of 14 million ordinary shares.

Capital repayment program 2007
On July 17, 2007 the Extraordinary General Meeting of Shareholders approved three proposals to amend the Company’s Articles of Association. The first amendment involved an increase of share capital by an increase in the nominal value per ordinary share from EUR 0.02 to EUR 2.12 and a corresponding reduction in share premium. The second amendment was a reduction of the nominal value per ordinary share from EUR 2.12 to EUR 0.08 resulting in the payment to shareholders of EUR 2.04 per ordinary share. The third amendment involved a reduction in stock, whereby 9 ordinary shares with a nominal value of EUR 0.08 each were consolidated into 8 ordinary shares with a nominal value of EUR 0.09 each. As a result of these amendments, which in substance constitute a synthetic share buyback, EUR 1,012 million was repaid to our shareholders and the outstanding number of ordinary shares was reduced by 55,093,409 shares or 11 percent. The capital repayment program was completed in October 2007.

ASML ANNUAL REPORT 2007

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set forth on pages F-2 through F-44 hereto.

Item 19 Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 11 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on November 2, 2007)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017*
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Employment Agreement between ASML Holding N.V. and Klaus Fuchs (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005)
4.6	Employment Agreement between ASML Holding N.V. and Eric Meurice (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)
4.7	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.8	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.9	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.10	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.11	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.12	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.13	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.16	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.17	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.18	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

ASML ANNUAL REPORT 2007

Exhibit No.	Description
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.24	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.25	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
8.1	List of Material Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

ASML ANNUAL REPORT 2007

Signatures

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASML Holding N.V.
(Registrant)

/s/ Eric Meurice
President, Chief Executive Officer and Chairman of the Board of Management
Dated: January 25, 2008

/s/ Peter T.F.M. Wennink
Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: January 25, 2008

ASML ANNUAL REPORT 2007

Index to Financial Statements

F-2	Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007
F-3	Consolidated Statements of Comprehensive Income for the years ended December 31, 2005, 2006 and 2007
F-3	Consolidated Balance Sheets as of December 31, 2006 and 2007
F-4	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007
F-5	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007
F-6	Notes to the Consolidated Financial Statements
F-43	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2007

Consolidated Statements of Operations

	Year ended December 31	2005	2006	2007
Notes	(in thousands, except per share data)	EUR	EUR	EUR
17	Net system sales	2,227,678	3,229,065	3,391,775
	Net service and field option sales	301,289	368,039	416,904

	Total net sales	2,528,967	3,597,104	3,808,679
	Cost of system sales	1,366,026	1,911,362	1,973,588
	Cost of service and field option sales	188,746	223,724	274,747

	Total cost of sales	1,554,772	2,135,086	2,248,335

	Gross profit on sales	974,195	1,462,018	1,560,344
	Research and development costs	347,901	413,708	510,503
2	Amortization of in-process research and development costs	—	—	23,148
	Research and development credits	(24,027)	(27,141)	(24,362)
	Selling, general and administrative costs	201,204	204,799	225,668

	Income from operations	449,117	870,652	825,387
	Interest income	38,429	49,634	78,165
	Interest expense	(52,523)	(50,488)	(44,714)

	Income from operations before income taxes	435,023	869,798	858,838
16	Provision for income taxes	(123,559)	(245,109)	(170,995)

	Net income	311,464	624,689	687,843
	Basic net income per ordinary share	0.64	1.32	1.49
	Diluted net income per ordinary share	0.64	1.27	1.44
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic	484,103	474,860	462,406
	Diluted	542,979	503,983	485,643

ASML ANNUAL REPORT 2007

Consolidated Statements of Comprehensive Income

Year ended December 31	2005	2006	2007
(in thousands)	EUR	EUR	EUR
Net income	311,464	624,689	687,843
Foreign currency translation, net of taxes	25,389	(20,104)	(31,975)
Gain (loss) on derivative instruments	(38,365)	11,240	(3,450)

Comprehensive income	298,488	615,825	652,418

Consolidated Balance Sheets

	As of December 31	2006	2007
Notes	(in thousands, except share and per share data)	EUR	EUR
	Assets
	Cash and cash equivalents	1,655,857	1,271,636
5	Accounts receivable, net	672,762	637,975
6	Inventories, net	808,481	1,102,210
16	Deferred tax assets short term	141,255	73,019
7	Other current assets	147,683	234,529

	Total current assets	3,426,038	3,319,369

16	Deferred tax assets	200,378	141,032
7	Other assets	35,653	59,991
8	Goodwill	—	128,271
9	Other intangible assets, net	18,076	38,195
10	Property, plant and equipment, net	270,890	380,894

	Total assets	3,951,035	4,067,752

	Liabilities and shareholders’ equity
	Accounts payable	326,995	282,953
11	Accrued liabilities and other	665,842	917,133
16	Deferred tax liabilities short term	825	50
16	Current tax liabilities	187,751	104,632

	Total current liabilities	1,181,413	1,304,768

16	Deferred tax and other liabilities	223,463	245,415
14	Other deferred liabilities	8,271	7,936
12	Convertible subordinated debt	380,000	—
12	Other long term debt	1,433	602,016

	Total liabilities	1,794,580	2,160,135

13, 15	Commitments and contingencies	—	—
	Cumulative Preference Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; none outstanding at December 31, 2006 and 2007	—	—

	Ordinary Shares, EUR 0.02 nominal value at December 31, 2006 and EUR 0.09 nominal value at December 31, 2007 900,000,000 shares authorized; 477,099,245 outstanding at December 31, 2006 and 435,625,934 at December 31, 2007	10,051	39,206

	Share premium	1,195,034	463,847
	Treasury shares at cost	(401,000)	(198,893)
	Retained earnings	1,239,689	1,526,201
	Accumulated other comprehensive income	112,681	77,256

21	Total shareholders’ equity	2,156,455	1,907,617
	Total liabilities and shareholders’ equity	3,951,035	4,067,752

ASML ANNUAL REPORT 2007

Consolidated Statements of Shareholders’ Equity

						Accumulated
	Issued and outstanding				Treasury	Other
	Shares		APIC/Share	Retained	Shares at	Comprehensive
		Amount	Premium	Earnings	cost	Income	Total
(in thousands)	Number[1]	EUR	EUR	EUR	EUR	EUR	EUR
Balance at January 1, 2005	483,676	9,675	895,836	351,570	—	134,521	1,391,602

Components of comprehensive income:
Net income	—	—	—	311,464	—	—	311,464
Foreign Currency Translation	—	—	—	—	—	25,389	25,389
Gain (loss) on derivative instruments	—	—	—	—	—	(38,365)	(38,365)
Tax benefit from stock options	—	—	5,919	—	—	—	5,919
Issuance of shares	994	19	15,809	—	—	—	15,828

Balance at December 31, 2005	484,670	9,694	917,564	663,034	—	121,545	1,711,837

Components of comprehensive income:
Net income	—	—	—	624,689	—	—	624,689
Foreign Currency Translation	—	—	—	—	—	(20,104)	(20,104)
Gain (loss) on derivative instruments	—	—	—	—	—	11,240	11,240

Purchase of treasury shares	(25,450)	—	—	—	(401,000)	—	(401,000)
Purchase of shares in conjunction with conversion rights of bond holders	(14,935)	(299)	—	—	(277,235)	—	(277,534)
Issuance of shares in conjunction with convertible bonds	30,811	616	238,862	(48,034)	277,235	—	468,679

Tax benefit from stock options	—	—	2,906	—	—	—	2,906

Issuance of shares and stock options	2,003	40	35,702	—	—	—	35,742

Balance at December 31, 2006	477,099	10,051	1,195,034	1,239,689	(401,000)	112,681	2,156,455

Components of comprehensive income:
Net income	—	—	—	687,843	—	—	687,843
Foreign Currency Translation	—	—	—	—	—	(31,975)	(31,975)
Gain (loss) on derivative instruments	—	—	—	—	—	(3,450)	(3,450)

Cumulative effect of applying the provisions of FIN 48	—	—	—	(7,648)	—	—	(7,648)
Purchase of shares in conjunction with conversion rights of bond holders and stock options	(17,000)[2]	(970)	—	—	(358,886)	—	(359,856)
Issuance of shares in conjunction with convertible bonds	26,232	718	288,360	(35,366)	130,317	—	384,029
Capital repayment[3]	(55,093)	29,748	(1,041,605)	—	—	—	(1,011,857)
Cancellation of treasury shares	—	(509)	(48,563)	(351,928)	401,000	—	—
Tax benefit from stock options	—	—	9,006	—	—	—	9,006
Issuance of shares and stock options	4,388	168	61,614	(6,388)	29,676	—	85,070

Balance at December 31, 2007	435,626	39,206	463,846	1,526,202	(198,893)	77,256	1,907,617

1	As of December 31, 2007, the number of issued shares is 444,452,864. This included the number of issued and outstanding shares of 435,625,934 and treasury shares of 8,826,930. As of December 31, 2006, the number of issued shares was 502,549,541. This included the number of issued and outstanding shares of 477,099,245 and treasury shares of 25,450,296.
2	In 2007, 17,000,000 shares were bought back which were partly reissued in order to cover exercised stock options and to satisfy the conversion rights of holders of our 5.50 percent Convertible Subordinated Notes. We paid EUR 360 million in cash for these shares in total. See Note 22 for further information.
3	In 2007, as part of a capital repayment program, EUR 1,012 million of equity was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11 percent. See Note 22 for further information.

ASML ANNUAL REPORT 2007

Consolidated Statements of Cash Flows

Year ended December 31	2005	2006	2007
(in thousands)	EUR	EUR	EUR
Cash Flows from Operating Activities
Net income	311,464	624,689	687,843

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	90,531	87,092	126,344
Impairment charges	8,350	17,354	9,022
Allowance for doubtful debts	1,871	249	178
Allowance for obsolete inventory	11,811	54,181	79,592
Deferred income taxes	17,830	(69,451)	108,926
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	203,488	(362,388)	42,054
Inventories	(41,397)	(85,213)	(438,746)
Other assets	(20,088)	(31,366)	(86,053)
Accrued liabilities	46,272	153,536	263,188
Accounts payable	3,406	(8,916)	(38,944)
Income taxes payable	79,973	97,740	(83,109)

Net cash provided by operating activities from continuing operations	713,511	477,507	670,295

Net cash used in operating activities from discontinued operations	(2,018)	—	—

Net cash provided by operating activities from total operations	711,493	477,507	670,295

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(72,660)	(70,619)	(179,152)
Proceeds from sale of property, plant and equipment	13,235	5,216	19,221
Purchase of intangible assets	(1,378)	(120)	—
Acquisition of subsidiary (net of cash acquired)	—	—	(188,011)

Net cash used in investing activities from operations	(60,803)	(65,523)	(347,942)

Cash Flows from Financing Activities
Purchase of treasury shares	—	(401,000)	—
Capital repayment	—	—	(1,011,857)
Purchase of shares in conjunction with conversion rights of bond holders and stock options	—	(277,385)	(359,856)
Net proceeds from issuance of shares and stock options	15,828	35,840	79,813
Net proceeds from issuance of bond	—	—	593,755
Excess tax benefits from stock options	—	2,906	9,006
Redemption and/or repayment of debt	(12,949)	(8,318)	(9,718)

Net cash provided by (used in) financing activities from operations	2,879	(647,957)	(698,857)

Net cash flows	653,569	(235,973)	(376,504)
Effect of changes in exchange rates on cash	22,910	(12,779)	(7,717)

Net increase (decrease) in cash and cash equivalents	676,479	(248,752)	(384,221)
Cash and cash equivalents at beginning of the year	1,228,130	1,904,609	1,655,857

Cash and cash equivalents at end of the year	1,904,609	1,655,857	1,271,636

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	45,141	48,656	38,936
Taxes	15,335	217,466	167,268

Supplemental non-cash investing and financing activities:
Conversion of Bonds into 0, 30,811,215 and 26,232,275 ordinary shares respectively in 2005, 2006 and 2007	—	459,087	378,413

ASML ANNUAL REPORT 2007

Notes to the Consolidated Financial Statements

1. General information / Summary of significant accounting policies
ASML Holding N.V., with its corporate seat in Veldhoven, the Netherlands, is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.

The Company’s shares are listed for trading in the form of New York Shares on NASDAQ (NASDAQ Global Select Market) and in the form of registered shares (“Amsterdam Shares”) on Euronext Amsterdam. The principal trading market of the Company’s ordinary shares is Euronext Amsterdam.

The accompanying consolidated financial statements include the financial statements of ASML Holding N.V. headquarted in Veldhoven, the Netherlands, and its consolidated subsidiaries (together referred to as “ASML” or the “Company”).

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

Subsidiaries
Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. As from the date that these criteria are met, the financial data of the relevant company are included in the consolidation.

Acquisitions of subsidiaries are included on the basis of the ‘purchase accounting’ method. The cost of acquisition is measured as the cash payment made, the fair value of other assets distributed and the fair value of liabilities incurred or assumed at the date of exchange, plus the costs that can be allocated directly to the acquisition. Identifiable assets acquired as well as liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The excess of the costs of an acquired subsidiary over the net of the amounts assigned to assets acquired and liabilities incurred or assumed is capitalized as goodwill.

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

Foreign currency translation
The financial information for subsidiaries outside the euro-zone is generally measured using local currencies as the functional currency. The financial statements of those foreign subsidiaries are translated into euro in the preparation of ASML’s consolidated financial statements. Assets and liabilities are translated into euro at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euro based on the average exchange rate for the corresponding period. The resulting translation adjustments are recorded directly in shareholders’ equity. Currency differences on intercompany loans that have the nature of a long-term investment are also accounted for directly in shareholders’ equity.

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

On the date a derivative contract is entered into, ASML designates the derivative as either a hedge of the fair value of a recognized asset or liability in non-functional currencies (“fair value” hedge), or a hedge of cash flows related to sales transactions or purchase transactions in non-functional currencies (“cash flow” hedge), or a hedge of the foreign currency exposure of a net

ASML ANNUAL REPORT 2007

investment in a foreign operation. ASML formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. ASML also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge (e.g. because of the sale, expiration and/or termination of the derivative), ASML discontinues hedge accounting prospectively. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in the statement of operations. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until underlying hedged transaction is recognized in the statement of operations. In the event that the underlying hedge transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the statement of operations. Changes in the hedge of the foreign currency exposure of a net investment in a foreign operation are recorded in other comprehensive income.

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

The Company records any ineffective portion of foreign currency hedging instruments in sales or cost of sales in the statement of operations. Ineffectiveness of foreign currency hedging instruments had a positive impact of EUR 0.3 million, EUR 0.0 million and EUR 0.2 million in 2005, 2006 and 2007, respectively.

The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not have benefits or costs due to ineffectiveness of interest rate swaps in 2005, 2006 and 2007.

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

Goodwill
Goodwill represents the excess of the costs of an acquisition over the fair value of Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to reporting units for the purpose of impairment testing. The allocation is made to those reporting units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is stated at cost less accumulated impairment losses.

Other intangible assets
Other intangible assets include acquired intellectual property rights, developed technology, customer relationships and other intangible assets. Acquired intellectual property rights, developed technology, customer relationships and other intangible assets are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method based on the estimated useful lives of the assets. The following table presents the estimated useful lives of ASML’s other intangible assets:

ASML ANNUAL REPORT 2007

Category	Estimated useful life
Intellectual property rights	3 – 10 years
Developed technology	6 years
Customer relationships	8 years
Other intangible assets	2 – 6 years

Property, plant and equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment losses. Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the estimated useful lives of ASML’s property, plant and equipment:

Category	Estimated useful life
Buildings and constructions	5 – 40 years
Machinery and equipment	2 – 5 years
Furniture, fixtures and other equipment	3 – 5 years
Leasehold improvements	5 – 10 years

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be usable for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from three to five years.

Evaluation of long-lived assets for impairment
Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is considered to be impaired if the fair value based on future discounted cash flows expected to be generated by the reporting unit is less than the carrying amount. The impairment to be recognized is measured as the excess of the carrying amount of goodwill over its implied fair value.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less the cost to sell.

Revenue recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

We anticipate that, in connection with future introductions of new technology, we will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we are able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory

ASML ANNUAL REPORT 2007

Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2007 and 2006, we had no deferred revenue from shipments of new technology. During the three years ended December 31, 2007, no revenue from new technology was recorded that had been previously deferred. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and has occurred on only one occasion since 1999.

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2007 ASML has repurchase commitments of EUR 53 million.

A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”). VSOE is determined based upon the prices that we charge for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services amounted to approximately EUR 9 million and EUR 28 million, respectively, as of December 31, 2007.

The deferred revenue balance from prepaid service contracts and prepaid extended optic warranty contracts amounted to approximately EUR 149 million and EUR 38 million, respectively, as of December 31, 2007.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment. From time to time, we offer free or discounted products or services in connection with the sale of a system, which are earned by the customer at a future date only if the customer completes a specified cumulative level of revenue transactions. As the value of these free products or services is insignificant in relation to the value of the transactions necessary to earn these free products or services, a liability is recorded for the cost of these free products or services at the time of revenue recognition.

We provide standard warranty coverage on our systems for twelve months and on certain optic parts for sixty months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically.

Revenues are recognized excluding the taxes levied on revenues (net basis).

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

ASML ANNUAL REPORT 2007

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

Share-based payments
On January 1, 2006, we implemented the provisions of SFAS No. 123 (R), “Share-Based Payment”, using the modified prospective transition method. SFAS No. 123 (R) requires companies to recognize the cost of employee services received (compensation expenses) in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. The grant-date fair value of these instruments was estimated using a Black-Scholes option valuation model. This Black-Scholes pricing model requires the use of assumptions, including expected stock price volatility and the estimated life of each award. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments. Our income before income taxes and net income was negatively impacted by EUR 8.9 million and EUR 7.4 million, respectively due to the adoption of SFAS No. 123 (R).

Using the modified prospective transition method, we began recognizing compensation expenses for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006. Additionally, compensation expenses for the portion of equity-based awards for which the requisite service has not been rendered and that were outstanding as of January 1, 2006 are also recognized as the requisite service is rendered on or after that date. Compensation expenses are then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period.

Under the modified prospective transition method, no restatement of prior interim periods and fiscal years has been made. Prior to January 1, 2006, we measured compensation expenses for our stock option plans using the intrinsic value method under APB 25 “Accounting for Stock Issued to Employees” and related interpretations. As the exercise price of all stock options granted under these plans was not below the fair market price of the underlying ordinary shares on the grant date, no compensation expenses were recognized in the consolidated statements of operations.

Had compensation expenses been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, ASML’s net income and calculation for net income per ordinary share would have been as follows (net of related tax effects):

Year ended December 31	2005
(in thousands, except per share data)	EUR
Net income
As reported	311,464
Compensation expenses	(10,022)
Pro forma	301,442

Basic net income per ordinary share
As reported	0.64
Pro forma	0.62

Diluted net income per ordinary share
As reported	0.64
Pro forma	0.62

The grant-date fair value for awards for which the requisite service has not been rendered and that were outstanding as of January 1, 2006 is based on the grant-date fair value of those awards as calculated under SFAS No. 123, “Accounting for Stock-Based Compensation” for pro forma disclosures under the assumption of historical volatility.

We make quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. We have selected the alternative transition method (under FSP FAS 123 (R)-3) in order to calculate the tax pool.

We did not modify outstanding stock option plans in anticipation of the adoption of SFAS No. 123 (R).

Our current stock option plans do not provide for cash settlement of options.

ASML ANNUAL REPORT 2007

Income taxes
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it was more likely than not that the carrying amounts of deferred tax assets would not be realized, a valuation allowance was recorded to reduce the carrying amounts of those assets.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

On January 1, 2007 we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB No. 109” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 15 to the consolidated financial statements. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to our statement of operations in 2005, 2006 and 2007. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

We accrue for legal costs related to litigation in our statement of operations at the time when the related legal services are actually provided to us.

Net income per ordinary share
Basic net income per share is computed by dividing net income by the weighted average ordinary shares outstanding for that period. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML’s stock compensation plan were exercised, and if ASML’s convertible notes were converted, unless the exercise of the stock options or conversion of the convertible notes would have an anti-dilutive effect. The dilutive effect is calculated using the if-converted method. Following this method, ASML’s convertible bonds are considered dilutive in 2007, 2006 and 2005. Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 21.

ASML ANNUAL REPORT 2007

The earnings per share (EPS) data have been calculated in accordance with the following schedule:

As of December 31	2005	2006	2007
(in thousands, except per share data)	EUR	EUR	EUR
Basic EPS computation:
Net income available to holders of common shares	311,464	624,689	687,843

Weighted average number of shares outstanding (after deduction of treasury stock) during the year	484,103	474,860	462,406

Basic earnings per share	0.64	1.32	1.49

Diluted EPS computation:
Net income available to holders of common shares	311,464	624,689	687,843
Plus interest on assumed conversion of convertible subordinated notes, net of taxes	33,518	14,714	11,850

Net income available to holders of common shares plus effect of assumed conversions	344,982	639,403	699,693

Weighted average number of shares:	484,103	474,860	462,406
Plus shares applicable to:
Stock options	1,488	2,550	4,569
Convertible subordinated notes	57,388	26,573	18,668

Dilutive potential common shares	58,876	29,123	23,237

Adjusted weighted average number of shares	542,979	503,983	485,643

Diluted earnings per share	0.64	1.27	1.44

Comprehensive income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income, but recorded directly in shareholders’ equity. For the years ended December 31, 2005, 2006 and 2007, comprehensive income consists of net income, unrealized gains and losses on derivative financial instruments and foreign currency translation adjustments.

New U.S. GAAP Accounting Pronouncements
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and permits, among other things, fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 had to be adopted for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure of income taxes. On January 1, 2007 we adopted FIN 48. See Note 16 to the consolidated financial statements for additional information, including the effect of adoption on the Company’s consolidated financial statements.

In June 2006, the FASB ratified the consensus reached by the FASB’s Emerging Issues Task Force (“EITF”)on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF No. 06-03”). EITF No. 06-03 permits registrants to elect to present vendor taxes imposed concurrently on a specific revenue-producing transaction between a seller and a customer on either a gross or net basis. The scope of EITF No. 06-03 includes government assessed taxes that are directly imposed on revenue-producing transactions between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. Registrants are to be required to disclose their policies for presenting the taxes and would disclose any amounts presented on a gross basis. EITF No. 06-03 is effective for interim and annual financial statements issued for periods beginning after December 15, 2006. The adoption of EITF No. 06-03 did not have a material impact on our consolidated financial statements. ASML continues to recognize revenues excluding the taxes levied on revenues (net basis).

ASML ANNUAL REPORT 2007

The FASB issued SFAS No. 157, “Fair Value Measurements” on September 15, 2006. The Statement defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application) as of the beginning of the fiscal year in which this Statement is initially applied. We believe that the adoption of SFAS No. 157 will not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for interim and annual financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the impact that SFAS 159 may have on our consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”. EITF No. 06-11 requires that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF No. 06-11 is effective for interim and annual financial statements issued for periods beginning after December 15, 2007. We believe that the adoption of EITF 06-11 will have no material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (R), “Business Combinations”. This statement replaces FASB Statement No. 141 “Business Combinations”. SFAS 141 (R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This FASB statement applies prospectively to business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact that SFAS 141 (R) may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. This statement amends ARB No. 51 “Consolidated Financial Statement”. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Adoption of SFAS 160 will have no impact on our consolidated financial statements since all subsidiaries are wholly owned and no subsidiaries are deconsolidated.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options. In particular, the SEC staff indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the SEC staff believed that more detailed external information about employee exercise behavior (e.g. employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the SEC staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The SEC staff stated that it understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the SEC staff stated that it will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. We believe that the adoption of SAB 110 will have no material impact on our consolidated financial statements.

2. Business combinations
In March 2007, we acquired 100 percent of the outstanding shares of Brion Technologies, Inc. (“Brion”). Brion is a manufacturer of computational lithography products used for the implementation of OPC to design data and verification before mask manufacture. The acquisition of Brion is expected to enable ASML to improve the implementation of OPC and resolution enhancement techniques such as Double Patterning in the masks to be used on ASML systems. These improvements in turn are expected to enable the extension of the practical resolution limits of ASML ArF immersion products. Use of Brion computational

ASML ANNUAL REPORT 2007

lithography capability is also expected to enable us to offer products to further improve the set-up and control of ASML lithography systems.

The total purchase consideration amounted to EUR 193.3 million. ASML paid EUR 181.1 million in cash, EUR 5.3 million in stock options and EUR 6.9 million regarding acquisition related costs. ASML assumed all Brion stock options which were outstanding prior to the effective date of the acquisition. The Brion stock options assumed were converted into ASML stock options. The fair value of the stock options was determined using a Black-Scholes option-pricing model. The fair value of the stock options relating to past services is part of the total purchase consideration. The fair value of the stock options relating to future services will be part of the future compensation expenses.

The assets and liabilities arising from the acquisition of Brion are as follows:

		Acquiree’s
		carrying
	Fair value	amount
(in thousands)	EUR	EUR
Accounts receivable	1,642	1,642
Inventories	1,776	1,776
Other current assets	102	102
Deferred tax assets	3,720	—
Other assets	3,411	3,411
Other intangible assets	61,259	—
Property, plant and equipment	2,529	2,529
Accounts payable	(706)	(706)
Accrued liabilities and other	(8,073)	(14,551)
Deferred tax liabilities	(15,731)	(1,058)

Subtotal	49,929	(6,855)
Goodwill on acquisition	143,340	—

Total	193,269	(6,855)

The goodwill is attributable to the expected growth potential and synergies expected to arise after the acquisition of Brion. The goodwill recorded as part of the Brion acquisition is not tax deductible.

Other intangible assets of EUR 61.3 million consist for EUR 26.8 million of developed technology, for EUR 9.0 million of customer relationships, for EUR 23.1 million of in-process research and development and for EUR 2.4 million of other intangible assets.

The in-process research and development was fully amortized at the date of acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” and are included in research and development costs.

The weighted-average useful life of developed technology, customer relationships and other intangible assets is six years, eight years and two to six years respectively.

As part of a retention package employees and executives of Brion have been granted a cash retention bonus, stock awards, performance stock awards and the existing stock options of Brion have been converted to ASML stock options (see Note 14).

The fair values identified upon acquisition are provisional and may still be subject to change. Changes in fair values will be shown as an adjustment to the initial identified goodwill within one year after acquisition date.

Pro forma financial information has not been presented because the effect of the acquisition in fiscal year ended December 31, 2007 and December 31, 2006 was not material.

3. Discontinued operations
On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its manufacturing activities in the Track business. As of December 31, 2005, ASML had completed the discontinuation of the Track business and the divesture of the Thermal business.

ASML ANNUAL REPORT 2007

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

It is the Company’s policy to hedge material transaction exposures, such as sales transactions, forecasted purchase transactions and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

During the twelve months ended December 31, 2007, EUR 0.2 million gain (2006: EUR 0.0) was recognized in cost of sales relating to ineffective hedges. As of December 31, 2007 EUR 3.8 million gain (2006: EUR 4.1 million gain) of other comprehensive income represents the total anticipated gain to be released to sales, and EUR 3.1 million loss (2006: EUR 2.1 million loss) is the total anticipated loss to be charged to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

It is the Company’s policy to manage material translation exposures resulting predominantly from ASML’s U.S. dollar net investments. Throughout 2005 a proportion of our USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to hedge a certain part of our U.S. dollar net investments. As from December 2005, forward contracts have been assigned to hedge this exposure.

The related foreign currency translation amounts (gross of taxes) included in cumulative translation adjustment for the years ended December 31, 2006 and 2007 were EUR 16.0 million gain and EUR 15.0 million gain, respectively.

Interest rate management
The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The Company still retains residual financial statement exposure risk to the extent that the asset and liability positions do not fully offset. It is the Company’s policy to enter into interest rate swaps to hedge this residual exposure. For this purpose the Company uses interest rate swaps to hedge changes in market value of fixed loan coupons payable on our Eurobond due to changes in market interest rates and to hedge the variability of future interest receipts as a result of changes in market interest rates on part of our cash and cash equivalents.

Financial instruments
The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives, except for the interest rate swaps, will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2006		2007
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
Forward contracts[1,2]	482,131	2,150	283,881	528
Currency options[2]	73,049	3,827	90,000	4,887
Interest rate swaps[3]	429,900	2,584	1,029,900	16,553

(Source: Bloomberg Finance LP)

1	Mainly includes forward contracts on U.S. dollar and Japanese yen.
2	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
3	The 2007 notional amount of the interest rate swaps mainly consists of EUR 380 million relating to cash and cash equivalents and of EUR 600 million relating to a Eurobond of EUR 600 million. The fair value of interest rate swaps includes accrued interest and mainly consists of the fair value of the interest rate swaps relating to a Eurobond of EUR 600 million.

ASML ANNUAL REPORT 2007

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

ASML’s customers consist of integrated circuit manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable, ASML maintains an allowance reserve for potentially uncollectable accounts receivable. ASML regularly reviews the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In addition, ASML utilizes letters of credit to mitigate credit risk when considered appropriate.

5. Accounts receivable
Accounts receivable consist of the following:

As of December 31	2006	2007
(in thousands)	EUR	EUR
Accounts receivable, gross	675,150	639,360
Allowance for doubtful debts	(2,388)	(1,385)

Accounts receivable, net	672,762	637,975

A summary of activity in the allowance for doubtful debts is as follows:

	2006	2007
(in thousands)	EUR	EUR
Balance at beginning of year	(4,275)	(2,388)
Utilization of the provision	2,136	825
(Addition)/release of the year[1]	(249)	178

Balance at end of year	(2,388)	(1,385)

1	(Addition) / release of the year is recorded in cost of sales.

ASML ANNUAL REPORT 2007

6. Inventories
Inventories consist of the following:

As of December 31	2006	2007
(in thousands)	EUR	EUR
Raw materials	201,471	139,868
Work-in-process	442,513	712,815
Finished products	279,915	378,572

Total inventories, gross	923,899	1,231,255
Allowance for obsolescence and/or lower market value	(115,418)	(129,045)

Total inventories, net	808,481	1,102,210

A summary of activity in the allowance for obsolescence is as follows:

	2006	2007
(in thousands)	EUR	EUR
Balance at beginning of year	(116,192)	(115,418)
Addition of the year[1]	(54,181)	(79,592)
Effect of exchange rates	5,268	4,259
Utilization of the provision	49,687	61,706

Balance at end of year	(115,418)	(129,045)

1	Addition of the year is recorded in cost of sales.

The higher addition to and utilization of the inventory provision in 2007 reflect our increased focus on inventory control management, which is required because of accelerated technology changes.

7. Other assets
Other non-current assets consist of the following:

As of December 31	2006	2007
(in thousands)	EUR	EUR
Compensation plan assets[1]	8,087	7,929
Prepaid expenses	4,293	6,233
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Loan to Micronic[3]	13,000	13,000
Other[4]	4,828	27,384

Total other non-current assets	35,653	59,991

1	For further details on compensation plan refer to Note 14.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 13.
3	Pursuant to a license agreement between Micronic Laser Systems AB and ASML, ASML has paid to Micronic in 2005 EUR 20.0 million, of which EUR 13.0 million (December 31, 2006: EUR 13.0 million) is non-current.
4 In 2007 other includes the non current part of the fair value of interest rate swaps of EUR 20.9 million, which includes accrued interest.

ASML ANNUAL REPORT 2007

Other current assets consist of the following:

As of December 31	2006	2007
(in thousands)	EUR	EUR
Advance payments to Zeiss	78,412	100,112
VAT	22,413	34,459
Loan to Micronic[1]	3,500	—
Prepaid expenses	18,404	63,211[2]
Other[3]	24,954	36,747

Total other current assets	147,683	234,529

1	Pursuant to a license agreement between Micronic Laser Systems AB and ASML, ASML has paid to Micronic in 2005 EUR 20.0 million, of which EUR 0.0 million (December 31, 2006: EUR 3.5 million) is current.
2	Includes tax prepayment on intercompany profit on parts, not realized by the group of EUR 28.8 million in 2007.
3	Other includes interest free loans of EUR 11.3 million in 2006 and EUR 11.4 million in 2007 and the current part of the financial instruments of EUR 1.0 million in 2006 and EUR 12.3 million in 2007.

Zeiss is our sole supplier of lenses and, from time to time, receives non-interest advance payments from us that assist in financing Zeiss’ work in progress and thereby secure lens deliveries to us. Amounts owed under these advance payments are repaid through lens deliveries. We do not maintain a loss allowance against these advances, but periodically monitor Zeiss’ financial condition to confirm that no loss allowance is necessary.

8. Goodwill
Changes in goodwill are summarized as follows:

2007
(in thousands)	EUR
Cost
Balance, January 1	—
Acquisition subsidiary	143,340
Effect of exchange rates	(15,069)

Balance, December 31	128,271

Accumulated impairment
Balance, January 1	—
Impairment	—
Effect of exchange rates	—

Balance, December 31	—
Carrying amount, December 31	128,271

The goodwill relates to the acquisition of Brion in March 2007.

ASML ANNUAL REPORT 2007

9. Other intangible assets

	Intellectual	Developed	Customer	In process
	property	Technology	relationships	R&D	Other	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2006	47,095	—	—	—	—	47,095
Additions	120	—	—	—	—	120

Balance, December 31, 2006	47,215	—	—	—	—	47,215
Acquisition subsidiary	—	26,708	9,010	23,148	2,393	61,259
Effect of exchange rates	—	(2,807)	(947)	—	(252)	(4,006)

Balance, December 31, 2007	47,215	23,901	8,063	23,148	2,141	104,468

Accumulated depreciation
Balance, January 1, 2006	22,152	—	—	—	—	22,152
Amortization	6,987	—	—	—	—	6,987

Balance, December 31, 2006	29,139	—	—	—	—	29,139
Amortization	8,069	3,551	898	23,148	775	36,441
Impairment charges	589	444	—	—	—	1,033
Effect of exchange rates	—	(230)	(59)	—	(51)	(340)

Balance, December 31, 2007	37,797	3,765	839	23,148	724	66,273

Carrying amount
December 31, 2006	18,076	—	—	—	—	18,076
December 31, 2007	9,418	20,136	7,224	—	1,417	38,195

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

In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million in 2004 and further payments of US$ 9 million in 2005, 2006 and 2007.

Based upon a royalty valuation method (using a royalty structure which was determined through an analysis of royalty agreements that involve transfers of technologies broadly comparable to ASML’s technology), EUR 21 million of the EUR 70 million of charges relating to the settlement was determined to pertain to future sales and was capitalized under intangible assets. The intangible asset is amortized over a period of five years under cost of sales, which equals the remaining estimated useful life of Class A Patents and the contractual life of Class B Patents. The remaining EUR 49 million was determined to relate to past conduct, i.e., components of products that had been affected by the patents covered by the patent cross-license agreement and that had been installed prior to effectiveness of the cross-license agreement. This amount was expensed as research and development costs in ASML’s statement of operations for the year ended December 31, 2004.

Developed technology, customer relationships, in-process research and development and other intangible assets were obtained from the acquisition of Brion. See Note 2 for more information.

During 2007, we recorded amortization charges of EUR 36.4 million (2006: EUR 7.0 million) of which we recorded EUR 13.0 million in cost of sales (2006: EUR 6.5 million) and EUR 23.4 million in research and development costs (2006 EUR 0.5 million).

ASML ANNUAL REPORT 2007

Estimated amortization expenses relating to intangible assets for the next five years are as follows:

2008:	11,553
2009:	8,567
2010:	5,213
2011:	5,006
2012:	5,006

Total	35,345

10. Property, plant and equipment
Property, plant and equipment consist of the following:

				Furniture,
		Machinery		fixtures and
	Buildings and	and	Leasehold	other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2006	126,951	433,824	122,029	207,534	890,338
Additions	1,919	52,703	17,481	27,191	99,294
Disposals	(605)	(37,318)	(1,977)	(3,262)	(43,162)
Effect of exchange rates	(7,107)	(14,190)	(592)	(2,344)	(24,233)

Balance, December 31, 2006	121,158	435,019	136,941	229,119	922,237
Additions	90,318	95,063	14,687	32,139	232,207
Acquisition subsidiary	—	2,077	144	308	2,529
Disposals	(22,037)	(51,104)	(2,059)	(2,028)	(77,228)
Effect of exchange rates	(6,280)	(14,125)	(596)	(2,436)	(23,437)

Balance, December 31, 2007	183,159	466,930	149,117	257,102	1,056,308

Accumulated depreciation
Balance, January 1, 2006	51,387	341,503	71,808	147,059	611,757
Depreciation	3,758	32,938	11,858	27,447	76,001
Impairment charges	10,222	7,132	—	—	17,354
Disposals	(309)	(32,889)	(1,343)	(3,057)	(37,598)
Effect of exchange rates	(3,125)	(10,852)	(396)	(1,794)	(16,167)

Balance, December 31, 2006	61,933	337,832	81,927	169,655	651,347
Depreciation	3,338	41,229	12,832	31,141	88,540
Impairment charges	1,537	5,313	229	910	7,989
Disposals	(16,985)	(36,861)	(1,735)	(1,261)	(56,842)
Effect of exchange rates	(2,774)	(10,524)	(414)	(1,908)	(15,620)

Balance, December 31, 2007	47,049	336,989	92,839	198,537	675,414

Carrying amount[1]
December 31, 2006	59,225	97,187	55,014	59,464	270,890
December 31, 2007	136,110	129,941	56,278	58,565	380,894

1	Includes as of December 31, 2007, 2006 and 2005 assets under construction, respectively, for buildings and constructions of EUR 79.6 million, EUR 1.6 million and EUR 1.4 million, machinery and equipment of EUR 6.6 million, EUR 1.6 million and EUR 1.9 million, leasehold improvements of EUR 1.2 million, EUR 11.5 million and EUR 4.5 million and furniture, fixtures and other equipment of EUR 16.4 million, EUR 13.2 million and EUR 9.8 million.

Additions to buildings and constructions relate to the construction of new facilities in Veldhoven and Taiwan.

The majority of the Company’s disposals in 2005, 2006 and 2007 relate to machinery and equipment, primarily consisting of prototypes, demonstration and training systems. These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life.

ASML ANNUAL REPORT 2007

From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes this value and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions.

During 2007, we recorded impairment charges of EUR 8.0 million (2006: EUR 17.4 million) of which we recorded EUR 7.6 million (2006: EUR 14.1 million) in cost of sales, EUR 0.2 million (2006: EUR 2.0 million) in research and development costs and EUR 0.2 (2006: EUR 1.3 million) in selling, general and administrative costs.

The impairment charges recorded in 2007 mainly relate to buildings and constructions (EUR 1.5 million) and machinery and equipment (EUR 5.3 million). The impairment charges with respect to buildings and constructions mainly relate to a building in Veldhoven that has been abandoned in 2007 and will be demolished in 2008 to create space for the clean room and central utilities which are currently under construction. The impairment was determined based on the difference between the building’s estimated fair value (being EUR 0.0) and its carrying amount. The impairment charges with respect to machinery and equipment mainly relate to development, production and field service tooling, that were no longer used because the tools no longer met current technology requirements. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 0.0) and their carrying amount.

The impairment charges recorded in 2006 mainly relate to buildings and construction (EUR 10.2 million) and machinery and equipment (EUR 7.1 million). The impairment charges with respect to buildings and construction mainly relate to a subleased building in Japan for which there are insufficient cash flows to support its carrying amount, mainly as a result of a drop in rental income. This drop is caused by a cancellation of one of the subleases and unfavorable real estate market conditions at the location of our Japan building. The impairment was determined based on the difference between the building’s estimated fair value and its carrying amount. The impairment charges with respect to machinery and equipment mainly relate to development, production and field service tooling, which were no longer used because the tools did no longer meet the today’s technology requirements. The impairment charges were determined based on the difference between the assets’ estimated fair value and their carrying amount.

During 2007, we recorded depreciation charges of EUR 88.5 million (2006: EUR 76.0 million) of which we recorded EUR 48.6 million (2006: EUR 37.8 million) in cost of sales, EUR 21.5 million (2006 EUR 18.7 million) in research and development costs and EUR 18.4 million (2006: EUR 19.5 million) in selling, general and administrative costs.

11. Accrued liabilities and other
Accrued liabilities and other consist of the following:

As of December 31	2006	2007
(in thousands)	EUR	EUR
Deferred revenue	191,234	294,575
Warranty	75,297	73,198
Materials and costs to be paid	171,558	228,580
Current portion of long term debt	7,406	1,206
Advances from customers	96,242	163,759
Personnel related items	118,166	144,508
Investment credits	3,651	672
Restructuring	1,745	560
Other	543	10,075

Total accrued liabilities and other	665,842	917,133

Advances from customers consist of down payments made by customers prior to shipment for systems included in our current product portfolio or systems currently under development.

We provide standard warranty coverage on our systems for twelve months and an additional lens warranty generally for four years, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty

ASML ANNUAL REPORT 2007

charge and update these estimated charges periodically. Changes in product warranty liabilities for the years 2006 and 2007 are as follows:

	2006	2007
(in thousands)	EUR	EUR
Balance, January 1	38,215	75,297
Additions	83,059	47,258
Usage	(42,895)	(28,302)
Release	—	(17,988)[1]
Effect of exchange rates	(3,082)	(3,067)

Balance, December 31	75,297	73,198

1	The release was due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning curve concerning our systems. The release has been included in cost of sales.

12. Convertible subordinated debt and other long-term debt
The Company’s obligations to make principal repayments under senior bonds and other borrowing arrangements as of December 31, 2007, for the next five years and thereafter and excluding interest expense, are as follows:

2008	1,206
2009	2,412
2010	—
2011	—
2012	—
Thereafter	599,604

Total	603,222
Less current portion of long-term debt	(1,206)

Non-current portion of long-term debt	602,016

Convertible subordinated debt
The following table summarizes the Company’s outstanding convertible note as of December 2007 and 2006, including fair value of interest rate swaps used to hedge the fair value of the interest bearing convertible debt:

As of December 31	2006	2007
(in thousands)	EUR	EUR
5.50 percent convertible notes
Principal amount	380,000	—
Fair value interest rate swap	—	—

Total	380,000	—

In May 2003, we completed an offering of EUR 380 million principal amount of our 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes were convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share at any time prior to maturity. EUR 335.6 million of principle amount was converted into 23,466,498 shares prior to adjustment of the conversion price to EUR 15.49 on October 4, 2007 as a result of the synthetic share buyback. We exercised our option to redeem the notes on November 7, 2007. EUR 42.8 million principal amount was converted into 2,765,777 shares prior to this date. The remaining part of the principal amount was redeemed.

ASML ANNUAL REPORT 2007

The following table summarizes the estimated fair values of our Convertible Subordinated Notes:

	2006		2007
	Principal		Principal
As of December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
5.50 percent convertible notes	380,000	531,050	—	—

(Source: Bloomberg Finance LP)

The fair value of the Company’s convertible subordinated debt is estimated based on the quoted market prices as of December 31, 2006.

Eurobond
The following table summarizes the Company’s outstanding Eurobond as of December 2007, including fair value of interest rate swaps used to hedge the change in the fair value of the Eurobond:

As of December 31	2007
(in thousands)	EUR
5.75 percent Eurobond
Principal amount	600,000
Fair value interest rate swaps	(436)[1]

Total	599,564

1	The fair value of the interest rate swap excludes accrued interest.

In June 2007, we completed an offering of EUR 600 million principal amount of our 5.75 percent Notes due 2017, with interest payable annually on June 13 of each year, commencing on June 13, 2008. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017.

The following table summarizes the estimated fair value of our Eurobond:

	2007
	Principal
As of December 31	Amount	Fair Value
(in thousands)	EUR	EUR
5.75 percent Eurobond	600,000	532,260

(Source: Bloomberg Finance LP)

The fair value of the Company’s Eurobond is estimated based on the quoted market prices as of December 31, 2007. The fair value of the Eurobond is lower than the principle amount as a result of an increased implied credit spread.

Other long-term debt
In February 1997, we received a US$ 6.5 million (EUR 5.5 million) loan from the Connecticut Development Authority. The loan had a ten-year term, bore interest at 8.25 percent, and was secured by the Company’s United States facility in Wilton, Connecticut. This loan was repaid in 2007.

We assumed three Yen-denominated loans (which were granted in 1999) in connection with our merger with SVG. The last outstanding loan was repaid in 2007.

Lines of credit
At December 31, 2007, the Company had an available credit facility for a total of EUR 500 million (2006: EUR 400 million), which will expire in May 2012.

ASML ANNUAL REPORT 2007

No amounts were outstanding under these credit facilities at the end of 2007 and 2006. The credit facilities contain a certain restrictive covenant that the Company maintains a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with this covenant at December 31, 2006 and 2007. ASML does not currently anticipate any difficulty in continuing to meet this covenant requirement.

Outstanding amounts under these credit facilities will bear interest at the European Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) plus a margin that is dependent on the Company’s liquidity position.

13. Commitments, contingencies and guarantees
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed.

Lease Commitments and Variable Interests
The Company leases equipment and buildings under various operating leases. Operating leases are charged to expense on a straight-line basis. See Tabular Disclosure of Contractual Obligations below.

In December 2003, the FASB issued FIN 46(R), “Consolidation of Variable Interest Entities”. Under FIN 46(R), an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.

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

Purchase Obligations
The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in the Company’s financial statements. As of December 31, 2007, the Company had purchase commitments for a total amount of approximately EUR 1,405 million (2006: EUR 995 million), reflecting higher costs of components for our systems as ASPs have increased. In its negotiations with suppliers the Company continuously seeks to align its purchase commitments with its business objectives. See Tabular Disclosure of Contractual Obligations below.

ASML ANNUAL REPORT 2007

Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations with respect to long-term debt obligations, operating lease obligations, purchase obligations and other liabilities as of December 31, 2007 can be summarized as follows:

		Less than	1-3	3-5	After 5
Payments due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Long Term Debt Obligations, including interest expenses[1]	948,222	35,706	71,412	69,000	772,104
Operating Lease Obligations	189,293	36,040	55,581	40,586	57,086
Purchase Obligations	1,405,283	1,375,334	29,945	4	—
Unrecognized tax benefits (FIN 48)	110,346	15,750	28,941	13,402	52,253
Other Liabilities[2]	53,259	40,459	12,800	—	—

Total Contractual Obligations	2,706,403	1,503,289	198,679	122,992	881,443

1	We refer to Note 12 to the consolidated financial statements for the amounts excluding interest expenses.
2	Other liabilities relate to system repurchase commitments.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 47 million, EUR 42 million and EUR 46 million for the years ended December 31, 2005, 2006 and 2007 respectively.

Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2007 can be summarized as follows:

		Less than	1-3	3-5	After 5
Purchase options due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	61,362	3,358	2,269	8,250	47,485

Other Off-Balance Sheet Arrangements
The Company has certain additional non material commitments and contingencies that are not recorded on its balance sheet but may result in future cash requirements.

We provide guarantees to third parties in connection with transactions entered into by its Dutch subsidiaries in the ordinary course of business from time to time.

14. Employee benefits
In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5.0 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120 percent of the average Moody’s corporate bond rate. For calendar years 2005, 2006 and 2007, participants’ accounts were credited at 7.04 percent, 6.92 percent and 7.16 percent, respectively. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2005, 2006 and 2007, the expense incurred under this plan was EUR 0.4 million, EUR 0.2 million and EUR 0.1 million, respectively. As of December 31, 2006 and 2007 the Company’s liability under the deferred compensation plan was EUR 3 million and EUR 2 million respectively.

In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least five years after deferral. There were minor plan expenses in 2007. On December 31, 2006 and 2007, the Company’s liability under the deferred compensation plan was EUR 5 million and EUR 6 million, respectively.

ASML ANNUAL REPORT 2007

Pension plans
ASML maintains various pension plans covering substantially all of its employees. The Company’s approximately 3,400 employees in the Netherlands participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan spans approximately 1,300 companies and 147,000 contributing members. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pensions and Savings Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 100 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment.

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

The Company’s pension costs for all employees for the three years ended December 31, 2007 were:

Year ended December 31	2005	2006	2007
(in thousands)	EUR	EUR	EUR
Pension plan based on multi-employer union plan	20,143	21,407	26,485
Pension plans based on defined contribution	7,254	7,538	6,993

Total	27,397	28,945	33,478

Bonus plan
ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on the actual performance on corporate, departmental and personal targets. The bonus for members of senior management can range between 0 percent and 70 percent, or 0 percent and 40 percent of their annual salaries, depending upon their seniority. The performance targets for 2007 were set per half year of which the first half year amount is paid out in the second half of 2007 and the second half year amount is accrued for in the statement of operations for the year ended December 31, 2007 and expected to be paid out in the first quarter of 2008. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2005	2006	2007
(in thousands)	EUR	EUR	EUR
Bonus expenses	8,555	8,202	8,934

ASML has a retention bonus plan for employees and executives of Brion including three retention bonuses. The first retention bonus is conditional on the first year of employment after the acquisition date and is payable in March 2008. The second retention bonus is conditional on the second year of employment after the acquisition date and is payable in March 2009. The third retention bonus is conditional on the third year of employment after the acquisition date and is payable in March 2010. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2007
(in thousands)	EUR
Bonus expenses	5,335

ASML ANNUAL REPORT 2007

Profit-sharing plan
ASML has a profit-sharing plan covering all employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2005, 2006 and 2007 was 8 percent, 12 percent and 14 percent, respectively. This profit-sharing bonus is accrued for in the statement of operations for the year ended December 31, 2007 for an amount of EUR 39.9 million, expected to be paid in the first quarter of 2008.

Share-based payments
ASML has adopted various share-based payment plans for its employees, which are described below. The total gross amount of recognized expenses associated with share-based payments was EUR 8.9 million in 2006 and EUR 16.5 million in 2007.

Total compensation expenses related to nonvested awards to be recognized in future periods amounts to EUR 26.2 million as per December 31, 2007 (2006: EUR 9.7 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.4 years (2006: 1.3 years).

Stock option transactions are summarized as follows:

		Weighted
		average
	Number of	exercise price
	shares	per share (EUR)
Outstanding, December 31, 2004	25,619,994	23.19
Granted[1]	2,685,681	11.56
Exercised	(991,700)	11.68
Expired	(1,522,674)	15.04

Outstanding, December 31, 2005	25,791,301	23.09
Granted	1,185,863	17.81
Exercised	(1,964,268)	14.40
Expired	(1,589,546)	33.01

Outstanding, December 31, 2006	23,423,350	23.40
Granted	1,438,100	8.59
Exercised	(4,345,322)	15.29
Expired	(5,466,029)	32.76

Outstanding, December 31, 2007	15,050,099	20.89
Exercisable, December 31, 2007	10,696,587	24.37
Exercisable, December 31, 2006	17,258,450	27.15
Exercisable, December 31, 2005	18,251,813	28.06

1	Actual number of performance stock options which are awarded in 2006 for 2005 achievements. These options were conditionally granted in 2005.

The estimated weighted average fair value of options granted during 2005, 2006 and 2007 was EUR 6.87, EUR 5.69 and EUR 12.95, respectively, on the date of grant.

The weighted average share price at the date of exercise for stock options was EUR 23.46 (2006: EUR 18.26).

Details with respect to stock options are set forth in the following table:

As of December 31
(in thousands, except for contractual term)	2005	2006	2007
Aggregate intrinsic value of stock options exercised (EUR)	1,894	12,162	33,273
Total fair value of shares vested during the year (EUR)	—	362	127
Aggregate remaining contractual term of currently exercisable options (years)	2.80	2.21	3.72
Aggregate intrinsic value of exercisable stock options (EUR)	—	—	—
Aggregate intrinsic value of outstanding stock options (EUR)	—	—	—

ASML ANNUAL REPORT 2007

Stock transactions are summarized as follows:

					Conditionally
					outstanding
		Number of	Stock		stock at
		conditionally stock	price	Forfeited	December 31,	End of vesting
Share plan	Year	granted	(EUR)	/expired	2007	period
Employee plan	2007	45,151	24.26	—	45,151	19-10-2010
Brion stock plan	2007	471,997	23.04	—	471,997	07-03-2010
Brion performance stock plan	2007	159,913	23.12	(3,308)	156,605	31-12-2010
Other plans	2007	24,546	22.00	—	24,546	31-12-2010

Total		701,607		(3,308)	698,299

Stock option plans
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

The fair value of the stock options is determined using a Black-Scholes option-pricing model. We changed our method of estimating expected volatility for all stock options granted after January 1, 2006 from the exclusive use of historical volatility to the exclusive use of implied volatility. The primary reason for this change is that historical volatility had showed a significant and consistent downward trend over the five years ended December 31, 2006, which we believe is the result of the semiconductor industry becoming more mature and less cyclical. Within this period, historical share price volatility decreased from 89 percent in 2002 to 28 percent in 2006. The implied volatility as applied by ASML in 2006 was approximately 30 percent, which is significantly lower than historical share price volatility of 55 percent over the five year period then ended, and was much closer to the actual volatility of ASML’s share price over fiscal year 2006 of 28 percent. Consequently, we no longer believe that an average historical volatility over a period commensurate with the expected term of the employee stock options (4-5 years) is likely to be indicative of future stock price behavior. Instead, we believe that the exclusive use of implied volatility results in a more accurate estimate of the expected stock price volatility because it more appropriately reflects market expectations of future stock price volatility. Our stock options are actively traded on Euronext Amsterdam. For this purpose, we use implied volatility as calculated by Bloomberg, which is based on an average of traded stock options:

•	with market prices reasonably close to the date of grant;
•	that have exercise prices close to the exercise price of the employee stock options; and
•	that have a remaining maturity of up to four years.

The Black-Scholes option-pricing model is based on the following assumptions:

As of December 31	2005	2006	2007
Weighted average share price (in EUR)	11.5	17.8	24.0
Volatility (in percentage)	65.6	30.0	29.0
Expected life (in years)	5.0	5.0	4.9
Risk free interest rate	3.1	3.8	4.4
Expected dividend yield	—	—	—
Forfeiture rate[1]	—	—	—

1	As of the three-years ended December 31, 2007 we estimate forfeitures to be nil.

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

ASML ANNUAL REPORT 2007

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

Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink – each EUR 380,835) subject to the Netherlands tax-regime. The interest-free loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven. ASML’s Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.

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

Policy for issuing shares upon exercise
Until 2006 we issued new shares to satisfy the option rights of option holders upon exercise. In 2007 two share buyback programs were executed to cover outstanding stock options. In 2007 both new shares as repurchased shares were used to satisfy the option rights upon exercise.

Share-based payment plans 2007
In 2007 ASML launched new share-based payment plans providing employees the choice between stock, stock options or a combination of both. The new share-based payment plans divide the employees in two categories, senior management excluding the Board of Management and other employees who are not part of the Board of Management or senior management. Each year, the Board of Management determines the total number of awards that can be granted in that year. The determination is subject to the approval of the Supervisory Board of the Company.

The fair value of the stock options is determined using a Black-Scholes option-pricing model. For the assumptions on which the Black-Scholes option-pricing model is used reference is made to the disclosure above under the caption “Stock Option Plans”.

Senior management plan
The senior management plan consists of two parts, both including a half-year performance condition based on a targeted Return On Invested Capital (“ROIC”) and a three year service condition. In October 2007 stock and stock options were awarded to senior management under the new share-based payment plan. At the beginning of 2008, the targeted first half-year ROIC will be approved by the Board of Management and communicated to senior management. At that time awards for the first part will be granted to senior management (grant date). In mid-2008 at time of approval and communication of the second-half year ROIC, awards for the second part will be granted to senior management. Stock options granted under the senior management plan have a fixed exercise price equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the date the plan was communicated to senior management (announcement date). The fair value of stock is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant date. The announcement date differs from the grant date for reason of later approval and mutual understanding of the performance condition. Granted awards generally vest over a two to three-year period with any unexercised stock options expiring ten years after the announcement date.

Employee plan
The employee plan includes a thee-year service condition. Stock options granted under the employee plan have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant date. The fair value of stock is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant date. Granted awards generally vest over a three-year period with any unexercised stock options expiring ten years after the grant date.

Brion share-based payment plans
In March, 2007 ASML acquired Brion. As part of a retention package employees and executives of Brion have been granted stock awards, performance stock awards and the Brion stock options outstanding at the acquisition date have been converted to ASML stock options.

ASML ANNUAL REPORT 2007

Brion stock plan
The Brion stock plan includes a three-year service condition. The fair value of the stock is determined based on the closing price of the Company’s ordinary shares on the NASDAQ on the grant date. Granted awards generally vest over a three-year period.

Brion performance stock plan
The performance stock awards are conditional on the executive completing a three to four year requisite service period and on achievement of the performance conditions. The performance target is based on multiple metrics, each with its own weight. The fair value of the stock is determined based on the closing price of the Company’s ordinary shares on the NASDAQ on the grant date.

Brion stock option plan
At the effective date of the acquisition the existing stock options of Brion have been converted to ASML stock options leaving the vesting terms and conditions unchanged. The fair value of the stock options was determined using a Black-Scholes option-pricing model. The fair value of the stock options relating to past services is part of the total purchase consideration. The fair value of the stock options relating to future services will be part of future compensation expenses. Granted awards generally vest over a four-year period.

15. Legal contingencies
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

Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million in 2004 and further payments of US$ 9 million in 2005, 2006 and 2007. Zeiss also made settlement payments to Nikon from 2004 to 2007.

Patent litigation with Ultratech Stepper, Inc
In May 2000, Ultratech Stepper, Inc. (“Ultratech”) filed a lawsuit against ASML. Ultratech alleged that ASML infringed Ultratech’s rights under a United States patent in connection with its manufacture and commercialization in the United States of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment.

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

Ultratech filed motions with the court seeking to overturn the jury’s finding that its asserted patent claims are invalid or, in the alternative, seeking a new trial. The court denied each of Ultratech’s motions. Ultratech then filed an appeal with the United States Court of Appeals for the Federal Circuit challenging the finding that its asserted patent claims are invalid. On May 14, 2007, the Federal Circuit rejected Ultratech’s arguments on appeal, affirming the lower court’s order that Ultratech’s asserted patent claims are invalid. The time for Ultratech to file an appeal with the United States Supreme Court has lapsed.

Arbitration with Aviza Technology
On December 1, 2006, Aviza Technology (“Aviza”) initiated arbitration proceedings against ASML Holding N.V., ASML U.S., Inc. and certain of its affiliates and subsidiaries (collectively, the “ASML parties”). Aviza’s arbitration demand alleges that the ASML parties engaged in fraud and made negligent misrepresentations or omissions in connection with a 2002 License Agreement between ASML and IPS, Ltd. That agreement was assigned to Aviza in connection with the 2003 divestiture of ASML’s Thermal Division.

ASML ANNUAL REPORT 2007

We believe that there are meritorious defenses to Aviza’s allegations.

Although we believe the ultimate outcome of the dispute with Aviza will not have a material adverse effect on our business, financial condition or result of operations (taking into account the defenses available to ASML), given the inherently uncertain nature of arbitration, our defenses may not succeed. If Aviza were to prevail, it could have a material adverse effect on ASML’s business, financial condition or results of operations.

Dividend withholding tax
In May and June 2006 ASML entered into forward purchase agreements with a broker acting as principal to effect the share repurchases under its share buyback program.

The aggregate number of shares bought back up to and including July 13, 2006 was 25,450,296 and represented 100 percent of the announced objective of maximum EUR 400 million to be repurchased during the term of the program.

The Netherlands tax authorities have challenged the fiscal interpretation of the share buyback program and are seeking to recast the repurchase as a dividend payment to unidentifiable shareholders. As a result the Netherlands tax authorities have issued a dividend withholding tax assessment of approximately EUR 24 million, payable by ASML. ASML management is of the opinion that the case of the Netherlands tax authorities is without merit and will contest the position of the Netherlands tax authorities in court. Based on this, ASML management believes that there is no reason to set up a liability for this dividend withholding tax assessment.

16. Income taxes
The components of income before income taxes are as follows:

Year ended December 31	2005	2006	2007
(in thousands)	EUR	EUR	EUR
Domestic	256,874	654,985	470,907
Foreign	178,149	214,813	387,931

Total	435,023	869,798	858,838

In addition to the income tax expense charged to the statement of operations, current and deferred tax of EUR 4.5 million (gain) have been recognized in equity in the year 2007 related to stock option plans and derivative instruments.

The Netherlands domestic statutory tax rate amounted to 25.5 percent in 2007 and 29.6 percent in 2006. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year ended December 31	2005		2006		2007
(in thousands)	EUR	%	EUR	%	EUR	%
Income before income taxes	435,023	100.0	869,798	100.0	858,838	100.0
Income tax expense based on domestic rate [1]	137,032	31.5	257,460	29.6	219,004	25.5
Change in statutory tax rate [2]	(2,056)	(0.5)	(3,435)	(0.4)	—	0.0
Different tax rates [3]	(19,478)	(4.5)	(19,710)	(2.3)	(16,771)	(2.0)
Other credits and non-taxable items [4]	8,061	1.9	10,794	1.3	(31,238)	(3.6)

Provision for income taxes shown
in the statement of operations	123,559	28.4	245,109	28.2	170,995	19.9

1	Income tax expense based on domestic rate reflects the tax expense that would have been applicable if all of our income were derived from our Netherlands operations.
2	The Netherlands statutory tax rate was reduced to 31.5 percent for 2005, 29.6 percent for 2006 and 25.5 percent for 2007 and following years. This led to a remeasurement of our deferred tax assets and liabilities, resulting in a one time tax benefit of EUR 2.1 million in 2005 and EUR 3.4 million in 2006 since we had a net deferred tax liability position in the Netherlands tax jurisdiction in both years.
3	A portion of our results are realized in countries other than the Netherlands where different tax rates are applicable. Different tax rates mainly reflects the adjustment necessary to give effect to the differing tax rates applicable in these non-Netherlands jurisdictions.
4	Other credits and non-taxable items reflect the impact on statutory rates of permanent non-deductible and non- taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of various tax credits on our provision for income taxes. In 2007 the decrease mainly relates to resolved uncertain tax positions amounting to EUR 72.3 million of which EUR 36.8 million was released to the tax provision and EUR 35.5 million was reclassified from deferred tax and other liabilities to current tax liabilities.

ASML ANNUAL REPORT 2007

The provision for income taxes consists of the following:

Year ended December 31	2005	2006	2007
(in thousands)	EUR	EUR	EUR
Current
Domestic	2,216	190,844	88,070
Foreign	4,517	27,459	86,962
Deferred
Domestic	68,954	(235)	(6,861)
Foreign	47,872	27,041	2,824

Total	123,559	245,109	170,995

The deferred tax position and liability for unrecognized tax benefits recorded on the balance sheet are as follows:

As of December 31	2006	2007
(in thousands)	EUR	EUR
Deferred tax position	248,006	78,932
Tax contingencies	(130,661)	—
Liability for unrecognized tax benefits	—	(110,346)

Total	117,345	(31,414)

The calculation of our liability for unrecognized tax benefits involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. We believe that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows.

Until December 31, 2006, we accounted for the income tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. The tax contingencies mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We provide for these tax contingencies for the duration of the statute of limitation period, which differs per tax jurisdiction and generally ranges up to seven years. As of December 31, 2006 the tax contingencies amounted to EUR 130.7 million and are included in deferred tax and other liabilities in the consolidated balance sheet.

On January 1, 2007 we adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes”. The cumulative effect of adopting FIN 48 was an increase in the liability for unrecognized tax benefits and a decrease in retained earnings of EUR 7.6 million at January 1, 2007. Upon adoption, the liability for unrecognized tax benefits amounted to EUR 138.3 million. The amount of these unrecognized tax benefits, if recognized, would have a favorable effect on the Company’s effective tax rate.

In addition, consistent with the provisions of FIN 48, ASML classified EUR 138.3 million as non-current liabilities because payment of cash was not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in deferred tax and other liabilities in the consolidated balance sheet.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheet of January 1, 2007 amounted to EUR 10.5 million and as of December 31, 2007 amounted to EUR 32.0 million; these amounts were also classified as non-current liabilities consistent with the provisions of FIN 48.

ASML ANNUAL REPORT 2007

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

2007
(in millions)	EUR
Balance, January 1	138.3
Gross increases – tax positions in prior period	17.7
Gross decreases – tax positions in prior period	(30.3)
Gross increases – tax positions in current period	26.6
Gross decreases – tax positions in current period	—
Settlements	(35.5)
Lapse of statute of limitations	(6.5)

Balance, December 31	110.3

For the 12 month period ending December 31, 2007, there were material changes related to the liability for unrecognized tax benefits that impacted the Company’s effective tax rate. This was due to the settlement of a number of unrecognized tax benefits recorded in prior years in the various jurisdictions. The settlement of the unrecognized tax benefits in the Netherlands jurisdiction was the result of discussions held with the Netherlands tax authorities. As a result of these discussions clarity was obtained on substantially all uncertain tax positions relating to the Netherlands unrecognized tax benefits through fiscal year 2006. The total tax liability related to resolved uncertain tax positions in 2007 amounted to EUR 72.3 million of which EUR 36.8 million was released to the tax provision and EUR 35.5 million was reclassified from deferred tax and other liabilities to current tax liabilities.

The Company estimates that the total liability of unrecognized tax benefits will change with EUR 15.8 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements and expiration of statute of limitations which are expected to have a favorable effect on the Company’s effective tax rate.

On December 5, 2007, ASML Holding entered into a Supervision Agreement, or ‘Handhavingsconvenant’, with the Netherlands tax authorities, which provides for cooperation between ASML and for the Netherlands tax authorities. Purpose of this agreement is that parties base their mutual relationship on transparency, understanding and trust. This should result in accelerated settlement of uncertain tax positions for ASML in the Netherlands, where ASML reports the vast majority of its taxable income.

The deferred tax position is classified in the consolidated financial statements as follows:

As of December 31	2006	2007
(in thousands)	EUR	EUR
Deferred tax assets – short term	141,255	73,019
Deferred tax assets – long term	200,378	141,032
Deferred tax liabilities – short term	(825)	(50)
Deferred tax liabilities – long term	(92,802)	(135,069)

Total	248,006	78,932

The deferred tax position in the consolidated financial statements is as follows:

As of December 31	2006	2007
(in thousands)	EUR	EUR
Tax effect carry-forward losses	109,554	80,569
Bilateral Advance Pricing Agreement	57,213	9,370
Research and Development Costs	46,422	36,355
Inventories and work-in-progress	30,851	44,689
Temporary depreciation investments	(9,998)	(120,987)
Other temporary differences	13,964	28,936

Total	248,006	78,932

ASML ANNUAL REPORT 2007

Deferred tax assets result predominantly from net operating loss carry-forwards incurred in the United States. Net operating losses qualified as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to carry forward its United States federal tax losses in existence at December 31, 2007 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. The Company’s ability to carry forward United States state tax losses in existence at December 31, 2007 will expire in the period 2008 through 2023. The total amount of losses carried forward as of December 31, 2007 is EUR 209 million tax basis or EUR 81 million tax effect, which resides completely with ASML US, Inc. Based on management’s analysis, we believe that all United States qualified tax losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations, possible tax planning alternatives available to us, and a realignment of group assets that we effected during the period 2001 through 2003 and that included the transfer of certain tangible and intangible assets of ASML US, Inc. to ASML Netherlands B.V. The value of the assets transferred has resulted and will result in additional income recognized by ASML US, Inc., which we believe, taken together with projected future taxable income from operations will be sufficient to absorb the net operating losses that ASML US, Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 we requested a bilateral advance pricing agreement (“APA”) from the US and Netherlands tax authorities which resulted in September 2007 in two duly signed advance pricing agreements between certain ASML subsidiaries and the tax authorities of the United States and the Netherlands.

The deferred tax assets for Research and Development costs relate to research and development costs which are tax deductible in future years.

The most important components of our deferred tax position related to inventories and work-in-progress are EUR 32.6 million deferred tax asset due to a tax law change in The Netherlands requiring accelerated profit recognition on work-in-process and EUR 12.1 million temporary differences on timing of allowance for obsolete inventory in the United States. Temporary differences on timing of allowance for obsolete inventory result from tax laws that defer deduction for an allowance for obsolete inventory until the moment the related inventory is actually disposed of or scrapped, rather than when the allowance is recorded for accounting purposes.

Pursuant to Netherlands tax laws, we have temporarily depreciated part of our investment in our United States group companies in the period 2001 – 2005. This depreciation has been deducted from the taxable base in the Netherlands, which resulted in temporary (cash) tax refunds in prior years. This tax refund will be repaid in the period 2006 – 2010 in five equal installments. As of December 31, 2007, this repayment obligation amounted to EUR 121 million, which is recorded as a long-term deferred tax liability in the Company’s financial statement. The increase of this repayment obligation in 2007 is related to an increased temporary depreciation of our United States Group Companies as ruled with the Netherlands tax authorities in 2007. In addition, related to this temporary deduction as part of the ruling with the Netherlands tax authorities, we reached agreement on the refund of the EUR 80 million as recorded in current tax asset as of December 31, 2006.

We are subject to tax audits in our major tax jurisdictions for years as from 2001. Our major tax jurisdictions are the Netherlands, the United States and Hong Kong. During such audits, local tax authorities may challenge the positions taken by us.

17. Segment disclosure
Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”.

ASML operates in one reportable segment for the development, manufacturing, marketing and servicing of lithography equipment. In accordance with SFAS No. 131 (“SFAS 131”), “Disclosures about Segments of an Enterprise and Related Information,” ASML’s chief operating decision-maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company.

ASML ANNUAL REPORT 2007

Since the beginning of 2005, management reporting includes net system sales figures of our product lines: 300 mm new systems, 200 mm new systems and used systems. Net sales for these product lines in 2005, 2006 and 2007 were as follows:

Year ended December 31		2006	2007
(in thousands)	2005	EUR	EUR
300 millimeter new systems	1,932,976	2,918,073	3,195,296
200 millimeter new systems	179,228	165,069	99,396
used systems	115,474	145,923	97,083

Total net system sales	2,227,678	3,229,065	3,391,775

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which they are located. Net sales and identifiable assets by geographic region were as follows:

Year ended December 31	Net sales	Identifiable assets
(in thousands)	EUR	EUR
2005
Korea	877,681	12,839
Taiwan	457,942	14,013
Rest of Asia	368,301	769,274
Europe	217,944	2,498,299
United States	607,099	436,655

Total	2,528,967	3,731,080
2006
Korea	1,085,497	13,730
Taiwan	739,432	16,058
Rest of Asia	470,915	937,107
Europe	369,289	2,145,710
United States	931,971	740,036

Total	3,597,104	3,852,641
2007
Korea	1,037,876	21,888
Taiwan	794,113	53,534
Rest of Asia	762,853	869,082
Europe	350,564	2,597,605
United States	863,273	359,177

Total	3,808,679	3,901,286

In 2007, sales to the largest customer accounted for EUR 833 million or 21.9 percent of net sales. In 2006, sales to one customer accounted for EUR 730 million or 20.3 percent of net sales. In 2005, sales to one customer accounted for EUR 609 million, or 24.1 percent of net sales. ASML’s three largest customers accounted for 40.1 percent of accounts receivable at December 31, 2007 and 35.0 percent of accounts receivable at December 31, 2006, compared to 49.0 percent of accounts receivable at December 31, 2005.

Substantially all our sales were export sales in 2005, 2006 and 2007.

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

ASML ANNUAL REPORT 2007

the appropriate top executive pay market practices by benchmarking positions. The total remuneration consists of base salary and benefits, a short-term performance cash bonus and performance stock options and long-term performance stock.

Base salary, benefits and short-term performance cash bonus
The remuneration of the members of the Board of Management was as follows:

	2005	2006	2007
Year ended December 31	EUR	EUR	EUR
Salaries	1,860,359	1,921,375	2,010,000
Bonuses	905,488	882,872	940,781
Pension cost	218,791	196,887	221,958
Other benefits[1]	227,798	243,917	245,968

Total	3,212,436	3,245,051	3,418,707

1	Other benefits include housing costs, company cars costs, social security costs, health and disability insurance costs and representation allowances.

The 2007 remuneration of the individual members of the Board of Management was as follows:

		Earned Cash	Other
	Received Base Salary	Bonus[1]	benefits[2]	Total
	EUR	EUR	EUR	EUR
E. Meurice	710,000	332,316	93,613	1,135,929
P.T.F.M. Wennink	440,000	205,942	46,423	692,365
M.A. van den Brink	460,000	215,303	36,919	712,222
K.P. Fuchs	400,000	187,220	69,013	656,233

1	The statement of operations for the year ended December 31, 2007 includes the preliminary short-term performance cash bonus earned over the year 2007. The actual short-term performance cash bonus earned over the year 2007 will be determined by the remuneration committee in February 2008.
2	Other benefits include housing costs, company cars costs, social security costs, health and disability insurance costs and representation allowances.

ASML has an annual short-term performance cash bonus plan for the Board of Management. Under this plan, the annual performance bonus ranges between 0 percent and 50 percent of base salary, under the 2006 Remuneration Policy as adopted by the AGM on March 23, 2006. Under this plan the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets are market share and financial and operational performance parameters relating to return on invested capital and technology leadership related parameters.

The 2007 vested pension benefit1 of individual members of the Board of Management was as follows:

2007
EUR
E. Meurice	88,844
P.T.F.M. Wennink	45,073
M.A. van den Brink	47,179
K.P. Fuchs	40,862

1	Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution.

ASML ANNUAL REPORT 2007

Performance Stock Options
Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:

				Expired			Share price
	Jan. 1,		Exercised	during	Dec. 31,	Exercise	on exercise	Expiration
	2007		during 2007	2007	2007	price	date	date
E. Meurice	125,000		—	—	125,000	10.62	—	15-10-2014
	12,500		—	—	12,500	11.52	—	21-01-2015
	57,770	[1]	—	—	57,770	11.53	—	18-01-2015
	88,371		—	—	88,371	17.90	—	18-01-2016

P.T.F.M. Wennink	31,500		—	—	31,500	58.00	—	20-01-2012
	15,660		—	15,660	—	40.40	—	22-01-2007
	50,000		—	50,000	—	29.92	—	22-01-2007
	20,960		—	20,960	—	22.12	—	20-07-2007
	20,000		—	—	20,000	20.28	—	21-01-2008
	20,000		20,000	—	—	7.02	21.54	22-04-2013
	20,000		20,000	—	—	14.23	22.00	23-04-2014
	32,379	[1]	—	—	32,379	11.53	—	18-01-2015
	56,236		—	—	56,236	17.90	—	18-01-2016

M.A. van den Brink	31,500		—	—	31,500	58.00	—	20-01-2012
	19,860		—	19,860	—	40.40	—	22-01-2007
	26,560		—	26,560	—	22.12	—	20-07-2007
	20,000		20,000		—	20.28	22.00	21-01-2008
	10,000		10,000	—	—	7.02	20.05	22-04-2013
	20,000		20,000	—	—	14.23	22.57	23-04-2014
	40,473	[1]	—	—	40,473	11.53	—	18-01-2015
	59,098		—	—	59,098	17.90	—	18-01-2016

K.P. Fuchs	6,113	[1,2]	—	—	6,113	11.53	—	18-01-2015
	22,000	[3]	—	—	22,000	17.61	—	20-04-2016
	53,558		—	—	53,558	17.90	—	18-01-2016

1	Granted in 2005 and awarded in 2006 for 2005 actual achievement.
2	The stock options granted to Mr. K.P. Fuchs are performance stock options which were granted in 2006 in relation to performance throughout the period November 1, 2005 through December 31, 2005.
3	The stock options granted to Mr. K.P. Fuchs are sign on stock options. The Board of Management was authorized by the annual general meeting of shareholders as per March 23, 2006 to issue these stock options on the first possible moment of grant.

Conditional Performance Stock Options
Members of the Board of Management are eligible to a maximum conditional performance stock option grant, under the conditions set forth in the 2006 Remuneration Policy, with a value equal to 50 percent of their base salary. The maximum number of performance stock options in relation to this amount was determined on the day of publication of the 2006 annual results (in 2007) and was based upon the fair value of a performance stock option in accordance with the Cox Ross Rubinstein method. The fair value according to this method equals EUR 3.54 per performance stock option. The ultimately awarded number of performance stock options is determined upon achievement of the 2007 target. Based on the Black-Scholes option-pricing model, the fair value of the options granted in 2006 and 2007 was EUR 5.58 and EUR 6.74, respectively. The compensation expenses recorded in the statement of operations for the year ended December 31, 2007 amount to EUR 1.8 million (2006: EUR 1.4 million).

ASML ANNUAL REPORT 2007

The maximum number of performance stock options which will be awarded in 2008 in relation to performance achievements over 2007 are as follows:

Maximum number of performance stock options which will
be awarded in 2008 for 2007 actual achievement[1]
E. Meurice	100,154
P.T.F.M. Wennink	62,067
M.A. van den Brink	64,888
K.P. Fuchs	56,425

1	The actual number of performance stock options will be determined by the remuneration committee in the first half year of 2008.

Conditional Performance Stock
Members of the Board of Management are eligible to a maximum conditional performance stock award, under the conditions set forth in the 2006 Remuneration Policy, with a value equal to 87.5 percent of their base salary. The maximum number of performance stock in relation to this amount was determined on the day of publication of the 2006 annual results (in 2007) and was based upon the fair value of a performance stock in accordance with the Cox Ross Rubinstein method. The fair value according to this method equals EUR 9.36 per performance stock. The ultimately awarded number of performance stock will be determined over a three year period upon achievement of targets set in 2007. These targets are financial and operational performance parameters relating to return on invested capital parameters. ASML accounts for this stock award performance plan as a variable plan. The fair value of the stock granted in 2006 and 2007 was EUR 17.90 and EUR 20.39, respectively. The compensation expenses recorded in the statement of operations for the year ended December 31, 2007 amount to EUR 3.3 million (2006: EUR 0.8 million).

The maximum number of performance stock from 2007 which can be awarded in relation to performance targets over the three year performance period 2007 through 2010 are as follows:

	Maximum number of	Maximum number of	Maximum number of	Maximum number of
	performance stock granted	performance stock granted	performance stock granted	performance stock granted
	in 2004 to be awarded in	in 2005 to be awarded in	in 2006 to be awarded in	in 2007 to be awarded in
	2007[1]	2008[1]	2009	2010
E. Meurice	5,845	36,972	72,136	66,338
P.T.F.M. Wennink	—	20,721	45,905	41,111
M.A. van den Brink	—	25,902	48,241	42,980
K.P. Fuchs	—	3,912	43,719	37,374

1	The actual number of performance stock will be determined by the remuneration committee in the first half year of 2008.

Benefits upon termination of employment
The employment agreements with Messrs. P. Wennink and M. van den Brink do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments will be according to applicable law.

The employment agreements with Messrs. E. Meurice and K. Fuchs contain specific provisions regarding those benefits. If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of Mr. E. Meurice or Mr. K. Fuchs respectively, a severance payment equal to one year base salary will be paid upon the effective date of termination. This severance payment will also be paid in case Mr. Meurice or Mr. Fuchs gives notice of termination of the employment agreement in connection with a substantial difference of opinion between the respective executive and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Furthermore, Messrs. E. Meurice and K. Fuchs would also be entitled to the aforementioned severance amounts in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if Mr. Meurice or Mr. Fuchs gives notice of termination, that is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

Supervisory Board
The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. The annual remuneration is paid in quarterly installments starting after the annual General Meeting of Shareholders.

ASML ANNUAL REPORT 2007

The general meeting of shareholders is the body that determines the remuneration package for Supervisory Board members. At ASML’s Annual General Meeting of Shareholders held on March 28, 2007, ASML’s shareholders adopted the following remuneration package: each individual member, with the exception of the non-European members, receives EUR 40,000 with the Chairman receiving EUR 55,000. The US Supervisory Board members each receive EUR 70,000 for their membership. Additionally, members of the Audit Committee are paid EUR 10,000 for their membership, with the Chairman of the Audit Committee receiving EUR 15,000 for his chairmanship. The members of the other Committees are paid EUR 7,500 per Committee, with the Chairman receiving EUR 10,000 per Committee chairmanship. To compensate for certain obligations ASML has towards the US government as a result of the SVG merger in 2001, and which this member needs to fulfill, one US member receives an additional EUR 10,000.

During 2006 and 2007, ASML paid out the following amounts to the individual members of the Supervisory Board:

	2006	2007[1]
Year ended December 31	EUR	EUR
H. Bodt[2]	70,000	70,000
P.H. Grassmann[3]	35,000	—
OB Bilous	45,000	92,500
J.A. Dekker	45,000	75,000
J.W.B. Westerburgen	45,000	75,000
F.W. Fröhlich	40,000	67,500
A.P.M. van der Poel[4]	45,000	85,000
H.C.J. van den Burg	35,000	58,750
W.T. Siegle[5]	—	38,750
R. Deusinger[6]	—	9,856

1	The amounts paid in 2007 consist of the annual compensation over the period April 1, 2006 until March 31, 2007, and the compensation over Q2 and Q3 2007. In addition, each Supervisory Board member received a net cost allowance over Q2 and Q3 2007, amounting to EUR 900, and EUR 1,200 for the Chairman of the Supervisory Board.
2	Membership ended March 28, 2007.
3	Membership ended March 23, 2006.
4	Chairmanship started March 28, 2007.
5	Membership started March 28, 2007.
6	Membership started July 17, 2007.

In 2008, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in euro):

OB Bilous	95,000
J.A. Dekker	60,000
J.W.B. Westerburgen	60,000
F.W. Fröhlich	55,000
A.P.M. van der Poel	80,000
H.C.J. van den Burg	47,500
W.T. Siegle	77,500
R. Deusinger	47,500

In addition, in 2008, ASML expects to pay a net cost allowance amounting to EUR 1,800 to each Supervisory Board member, and EUR 2,400 to the Chairman of the Supervisory Board.

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2005. Those securities are not part of members’ remuneration from the Company and are therefore not included.

ASML ANNUAL REPORT 2007

19. Selected operating expenses and additional information
Personnel expenses for all employees were:

Year ended December 31	2005	2006	2007
(in thousands)	EUR	EUR	EUR
Wages and salaries	347,956	406,307	469,214
Social security expenses	27,423	31,958	35,905
Pension and retirement expenses	27,397	28,945	33,478
Share-based payments[1]	—	8,889	16,501

Total	402,776	476,099	555,098

1	Prior to January 1, 2006, we measured compensation expenses for our share based payment plans using the intrinsic value method under APB 25.

The average number of employees from continuing operations during 2005, 2006 and 2007 was 4,972, 5,320 and 6,191 respectively. The total number of personnel employed per sector was:

Year ended December 31	2005	2006	2007
Research and development	1,337	1,480	1,831
Goodsflow	1,215	1,450	1,699
Customer support	1,872	2,128	2,475
General	497	402	468
Sales	134	134	109

Total number of employees	5,055	5,594	6,582

In 2005, 2006 and 2007, a total of 2,582, 2,739 and 3,112 (on average) employees in the Company’s continuing operations (excluding non-payroll employees), respectively, were employed in the Netherlands.

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

ASML sells a substantial number of lithography systems to a limited number of customers. See Note 17. Business failure of one of our main customers may result in adverse effects on our business, financial condition and results of operations.

21. Capital stock

Share capital
ASML’s authorized share capital consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued.

Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board must approve any issuance of shares.

Ordinary shares
At our annual General Meeting of Shareholders, held on March 28, 2007, the Board of Management was granted the authorization to issue shares and/or rights thereto. At our annual General Meeting of Shareholders to be held on April 3, 2008, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 3, 2009.

ASML ANNUAL REPORT 2007

Holders of our ordinary shares have a pro rata preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on March 28, 2007, the Board of Management was granted the authorization, subject to the aforementioned approval, to limit or exclude preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on April 3, 2008, our shareholders will be asked to grant this authority through October 3, 2009. These authorizations will each be granted for a period of 18 months.

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and provided the aggregate nominal value of the ordinary shares held by ASML or a subsidiary at any time amounts to no more than one-tenth of our issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (either by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 28, 2008 up to a maximum of 30 percent of our issued share capital as of the date of authorization (March 28, 2007) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our annual General Meeting of Shareholders to be held on April 3, 2008, our shareholders will be asked to extend this authority through October 3, 2009.

Cumulative preference shares
In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003. In connection with the synthetic share buyback, concluded in October 2007, a further amendment to the option agreement between the Foundation and ASML was made in 2007. The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. Because of their lower nominal value, the cumulative preference shares have less voting rights than ordinary shares but are entitled to dividends on a preferential basis at a percentage based on EURIBOR plus 2 percent.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. Exercise of the Preference Share Option could effectively dilute the voting power of the ordinary shares then outstanding by one-half.

The Foundation is independent of the Company and its Board of Directors comprises three voting members from the Netherlands business and academic communities, Mr. R.E. Selman, Mr. F.H.M. Grapperhaus and Mr. M.W. den Boogert, and one non-voting member, the Chairman of the Company’s Supervisory Board, Mr. A.P.M. van der Poel.

22. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2006-2007 Share program
On March 23, 2006, the General Meeting of Shareholders authorized the repurchase of up to a maximum of 10 percent of our issued shares through September 23, 2007.

The aggregate number of shares bought back in this Repurchase Program was 25,450,296, representing 100 percent of the announced objective of maximum EUR 400 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006. Shares repurchased were recorded at cost and classified within shareholders’ equity. ASML cancelled these repurchased shares in 2007.

In order to mitigate the dilution due to the issuance of shares upon conversion of its convertible bond due October 2006, ASML repurchased 14,934,843 shares pursuant to a call option transaction announced on October 9, 2006. These shares were subsequently used to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. The Company paid an aggregate of EUR 277 million in cash for these shares. This repurchase program was completed in the fourth quarter of 2006. These shares were purchased from a third party who issued the call option.

ASML ANNUAL REPORT 2007

In February 2007, ASML bought back 8,000,000 shares, representing 100 percent of the announced objective of the remaining 1.7 percent of outstanding shares. The share program was announced on February 14, 2007 and was completed in the first quarter of 2007. Shares repurchased have been used to cover exercised stock options and to partly satisfy the conversion rights of ASML’s 5.50 percent Convertible Subordinated Notes.

The following table provides a summary of shares repurchased by the Company in 2007 under the 2006-2007 program:

Total Value of
			Total Number of		Shares Purchased as
			Shares Purchased as	Maximum Number of	Part of Publicly
			Part of Publicly	Shares that May Yet	Announced Plans or
	Total Number of	Average Price Paid	Announced Plans or	be Purchased Under	Programs
Period	Shares Purchased	per Share (EUR)	Programs	the Programs	(In EUR million)
February 14-23, 2007	8,000,000	19.53	8,000,000	—	156

2007-2008 Share program
On March 28, 2007, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10 percent of our issued shares through September 28, 2008.

In 2007, the aggregate number of shares bought back under the 2007-2008 share program was 9,000,000, representing 64.3 percent of the announced objective of 14,000,000 shares to be repurchased during a period ending on September 28, 2008. The share program was announced on October 17, 2007. Shares repurchased will be used to cover outstanding stock options.

The following table provides a summary of shares repurchased by the Company in 2007 under the 2007-2008 program:

			Total Number of		Total Value of Shares
			Shares Purchased as	Maximum Number of	Purchased as Part of
			Part of Publicly	Shares that May Yet	Publicly Announced
	Total Number of	Average Price Paid	Announced Plans or	be Purchased Under	Plans or Programs
Period	Shares Purchased	per Share (EUR)	Programs	the Programs	(In EUR million)
November 14-26, 2007	9,000,000	22.62	14,000,000	5,000,000[1]	204

1	In January 2008, ASML bought back 5,000,000 shares. The aggregate number of shares bought back up to and including January 2008 represents 100 percent of the announced objective of 14 million ordinary shares.

Capital repayment program 2007
On July 17, 2007 the Extraordinary General Meeting of Shareholders approved three proposals to amend the Company’s Articles of Association. The first amendment involved an increase of share capital by an increase in the nominal value per ordinary share from EUR 0.02 to EUR 2.12 and a corresponding reduction in share premium. The second amendment was a reduction of the nominal value per ordinary share from EUR 2.12 to EUR 0.08 resulting in the payment to shareholders of EUR 2.04 per ordinary share. The third amendment involved a reduction in stock, whereby 9 ordinary shares with a nominal value of EUR 0.08 each were consolidated into 8 ordinary shares with a nominal value of EUR 0.09 each. As a result of these amendments, which in substance constitute a synthetic share buyback, EUR 1,012 million was repaid to our shareholders and the outstanding number of ordinary shares was reduced by 55,093,409 shares or 11 percent. The capital repayment program was completed in October 2007.

Veldhoven, the Netherlands
January 25, 2008

/s/ Eric Meurice,
Chief Executive Officer

/s/ Peter T.F.M. Wennink,
Chief Financial Officer

ASML ANNUAL REPORT 2007

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of ASML Holding N.V.:

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 (all expressed in euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Brion Technologies Inc., which was acquired on March 7, 2007 and whose financial statements constitute 8.9 percent and 4.4 percent of net and total assets, respectively, 0.2 percent of net sales, and −6.5 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Brion Technologies Inc.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

ASML ANNUAL REPORT 2007

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Accountants B.V.
Eindhoven, The Netherlands

January 25, 2008

ASML ANNUAL REPORT 2007

Exhibit Index

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 11 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on November 2, 2007)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017*
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Employment Agreement between ASML Holding N.V. and Klaus Fuchs (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005)
4.6	Employment Agreement between ASML Holding N.V. and Eric Meurice (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)
4.7	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.8	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.9	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.10	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.11	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.12	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.13	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.16	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.17	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.18	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.24	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

ASML ANNUAL REPORT 2007

Exhibit No.	Description
4.25	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
8.1	List of Material Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

ASML ANNUAL REPORT 2007