Form 20-F
period 2008-12-31
ASML HOLDING NV
filed 2009-01-26
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008

Commission file number 025566

ASML HOLDING N.V.
(Exact Name of Registrant as Specified in Its Charter)

THE NETHERLANDS
(Jurisdiction of Incorporation or Organization)

DE RUN 6501
5504 DR VELDHOVEN
THE NETHERLANDS
(Address of Principal Executive Offices)

Craig DeYoung
Telephone: +1 480 383 4005
Facsimile: +1 480 383 3978
Email: craig.deyoung@asml.com
8555 South River Parkway,
Tempe, AZ 85284, USA
(Name, telephone, E-mail, and / or Facsimile number and Address of Company Contact Person)

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

432,073,534 Ordinary Shares
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP (✓) International Financial Reporting Standards as issued by the
International Accounting Standards Board ( ) Other ( )

If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.
Item 17 ( ) Item 18 ( )

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ( ) No (✓)

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

ASML ANNUAL REPORT 2008

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
D. Property, Plant and Equipment

17 Item 4A Unresolved Staff Comments

17 Item 5 Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

38 Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

45 Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

47 Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

ASML ANNUAL REPORT 2008

47 Item 9 The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

48 Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

54 Item 11 Quantitative and Qualitative Disclosures About Market Risk

57 Item 12 Description of Securities Other Than Equity Securities

Part II

58 Item 13 Defaults, Dividend Arrearages and Delinquencies

58 Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

58 Item 15 Controls and Procedures

58 Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
G. Corporate Governance

Part III

62 Item 17 Financial Statements

62 Item 18 Financial Statements

62 Item 19 Exhibits
Exhibit 8.1
Exhibit 12.1
Exhibit 13.1
Exhibit 15.1

ASML ANNUAL REPORT 2008

ASML ANNUAL REPORT 2008

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

ASML ANNUAL REPORT 2008

Five-Year Financial Summary

Year ended December 31	2004[1,2]	2005[1]	2006[3]	2007[3]	2008
(in thousands, except per share data)	EUR	EUR	EUR	EUR	EUR

Consolidated statements of operations data
Net sales	2,465,377	2,528,967	3,581,776	3,768,185	2,953,678
Cost of sales	1,559,738	1,554,772	2,127,797	2,218,526	1,938,164

Gross profit on sales	905,639	974,195	1,453,979	1,549,659	1,015,514
Research and development costs	352,920	347,901	413,708	510,503	538,324
Amortization of in-process research and development costs	—	—	—	23,148	—
Research and development credits	(21,961)	(24,027)	(27,141)	(24,362)	(22,196)
Selling, general and administrative costs	201,629	201,204	204,799	225,668	212,341
Restructuring and merger and acquisition costs (credits)	(5,862)	—	—	—	—

Income from operations	378,913	449,117	862,613	814,702	287,045
Interest income (expense), net	(16,073)	(14,094)	(854)	33,451	22,599

Income from operations before income taxes	362,840	435,023	861,759	848,153	309,644
(Provision for) benefit from income taxes	(127,380)	(123,559)	(243,211)	(177,152)[4]	12,726

Net income	235,460	311,464	618,548	671,001	322,370

Earnings per share data
Basic net income from continuing operations per ordinary share	0.49	0.64	1.30	1.45	0.75
Basic and diluted net loss from operations per ordinary share	—	—	—	—	—
Basic net income per ordinary share	0.49	0.64	1.30	1.45	0.75
Diluted net income per ordinary share	0.49	0.64	1.26	1.41	0.74

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	483,380	484,103	474,860	462,406	431,620
Diluted	484,661	542,979	503,983	485,643	434,205

1	The selected consolidated data for 2004 and 2005 reflect the effects of our decision in December 2002 to discontinue our Track business and divest our Thermal business which we substantially divested in October 2003.
2	The calculation of the number of ordinary shares used in computing diluted net income per ordinary share in 2004 does not assume conversion of ASML’s outstanding Convertible Subordinated Notes, as such conversions would have an anti-dilutive effect.
3	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. The amounts for the years 2004 and 2005 have not been adjusted since the impact is not material. See note 1 to the consolidated financial statements.
4	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2008

As of December 31	2004[1]	2005[1]	2006[3]	2007[3,4]	2008
(in thousands, unless otherwise indicated)	EUR	EUR	EUR	EUR	EUR

Consolidated balance sheets data
Cash and cash equivalents	1,228,130	1,904,609	1,655,857	1,271,636	1,109,184
Working capital[5]	1,868,871	1,785,836	2,236,173	1,997,988	1,964,906
Total assets	3,243,766	3,756,023	3,953,888	4,073,128	3,939,394
Long-term liabilities	1,039,023	624,203	613,167	855,367	942,282
Total shareholders’ equity	1,391,602	1,711,837	2,148,003	1,891,004	1,988,769
Capital stock	9,675	9,694	10,051	39,206	38,887

Consolidated statements of cash flows data
Purchases of property, plant and equipment	(74,979)	(72,660)	(70,619)	(179,152)	(259,770)
Depreciation, amortization and impairment	93,144	98,881	104,446	135,366	144,299
Net cash provided by continuing operating activities	257,147	713,511	492,280	701,011	280,746
Net cash used in discontinued operating activities	(5,880)	(2,018)	—	—	—
Net cash provided by total operating activities	251,267	711,493	492,280	701,011	280,746
Acquisition of subsidiary (net of cash acquired)	—	—	—	(188,011)	—
Net cash used in total investing activities	(60,398)	(60,803)	(70,629)	(362,152)	(259,805)
Net cash provided by (used in) total financing activities	18,871	2,879	(657,624)[6]	(715,363)[6]	(184,238)
Net increase (decrease) in cash and cash equivalents	200,324	676,479	(248,752)	(384,221)	(162,452)

Ratios and other data
Increase (decrease) net sales (in percent)	59.8	2.6	41.6	5.2	(21.6)
Gross profit as a percentage of net sales	36.7	38.5	40.6	41.1	34.4
Income from operations as a percentage of net sales	15.4	17.8	24.1	21.6	9.7
Net income as a percentage of net sales	9.6	12.3	17.3	17.8	10.9
Shareholders’ equity as a percentage of total assets	42.9	45.6	54.3	46.4	50.5
Sales of systems (in units)	282	196	266	260	151
Average selling price system sales	7.7	11.4	12.1	12.9	16.7
Backlog of systems (in units) at year end	131	95	163	89	41
Number of payroll employees in FTEs at year end from continuing operations	5,071	5,055	5,594	6,582	6,930
Number of ordinary shares outstanding (in thousands) at year end	483,676	484,670	477,099	435,626 [7]	432,074
Share price ASML at year end[8]	11.81	16.90	18.84	21.66	12.75
Volatility % ASML shares (260 days)[9]	37.4	26.0	28.08	27.52	51.14
Dividend per ordinary share in Euro	—	—	—	0.25	0.20

5	Working capital is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.
6	Net cash used in financing activities includes, in 2006, an amount of EUR 678 million with respect to share buyback programs and, in 2007,
EUR 360 million, with respect to share buyback programs and EUR 1,012 million with respect to the return of capital to shareholders. In 2008 net cash used in financing activities mainly includes a EUR 108 million dividend payment and an amount of EUR 88 million for share buyback programs.
7	In 2007, as part of a capital repayment program, EUR 1,012 million of share capital was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11 percent (pursuant to a synthetic share buyback).
8	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam (source: Bloomberg Finance LP).
9	Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam as measured over the last 260 business days of each year presented (source: Bloomberg Finance LP).

ASML ANNUAL REPORT 2008

Exchange Rate Information
We publish our consolidated financial statements in euro. In this Annual Report, references to “€”, “EUR” or “euro” are to euro, and references to ‘‘$”, “dollars”, “U.S. dollars”, “U.S. dollar”, “USD” or “US$” are to United States dollars. Solely for the convenience of the reader, certain U.S. dollar amounts have been translated into euro amounts using an exchange rate in effect on December 31, 2008 of US$1.00 = EUR 0.70.

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

						January 2009 (through
Calendar year	2004	2005	2006	2007	2008	January 21, 2009)
Period End	1.35	1.18	1.32	1.46	1.39	1.29
Average[1]	1.24	1.24	1.26	1.37	1.47	1.30
High	1.36	1.35	1.33	1.49	1.60	1.31
Low	1.18	1.17	1.19	1.29	1.24	1.28

[1]	The average of the Noon Buying Rates on the last business day of each month during the period presented.

	July	August	September	October	November	December	January 2009 (through
Months of	2008	2008	2008	2008	2008	2008	January 21, 2009)
High	1.59	1.56	1.47	1.41	1.30	1.44	1.31
Low	1.56	1.47	1.39	1.24	1.25	1.26	1.28

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

Risks Related to the Semiconductor Industry

The Semiconductor Industry is Highly Cyclical and We May Be Adversely Affected by Any Downturn
As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, the timing, duration and volatility of which are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our photolithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	the current and anticipated market demand for semiconductors and for products utilizing semiconductors;
•	semiconductor prices;
•	semiconductor production costs;
•	general economic conditions; and
•	access to capital.

Future reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

In an industry downturn, including the downturn associated with the current global financial market crisis, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales

ASML ANNUAL REPORT 2008

that we must reach in a year to achieve net income. If sales levels decrease significantly as a result of an industry downturn and we are unable to adjust our cost over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations. Moreover, the current financial crisis affecting the banking system and global financial markets is in many respects unprecedented in the history of our Company. There could be a number of follow-on effects from the financial crisis on our business, including declining business and consumer confidence resulting in reduced, delayed or shorter-term capital expenditures on our products; insolvency of key suppliers resulting in product delays; the inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies; and other adverse effects that neither we, nor industry analysts generally, can currently anticipate. If global economic and market conditions remain uncertain or deteriorate further, we are likely to experience continuing material adverse impacts on our business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory, and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead time to complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues and damage to customer relationships.

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

In addition, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”), that our customers may not ultimately adopt. If our customers do not adopt these new technologies, products or product enhancements that we develop due to a preference for more established or alternative new technologies and products or for other reasons, we would not recoup any return on our investments in these technologies or products, which may result in charges to our consolidated statements of operations and have a materially adverse effect on the future growth of the Company.

We Face Intense Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are:

•	the technical performance characteristics of a photolithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support;
•	the strength and breadth of our portfolio of patents and other intellectual property rights; and
•	our customers’ desire to obtain lithography equipment from more than one supplier.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview, Intellectual Property” and Note 18 to our consolidated financial statements.

ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”). Nikon and Canon are important suppliers in Japan, which accounts for a significant portion of worldwide semiconductor production. This region historically has been difficult for non-Japanese companies to penetrate.

ASML ANNUAL REPORT 2008

Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, and may cause a decline in our sales or loss of market acceptance for our photolithography systems. In addition, adverse market conditions, industry overcapacity or a further decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

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

The number of photolithography systems we are able to produce is limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview, Manufacturing, Logistics and Suppliers”.

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

A High Percentage of Net Sales Is Derived from a Few Customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. While the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2008, sales to our largest customer accounted for EUR 754 million, or 25.5 percent of net sales, compared to EUR 818 million, or 21.7 percent of net sales, in 2007. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of the limited number of our customers, credit risk on our receivables is concentrated. Our three largest customers accounted for 42.2 percent of accounts receivable at December 31, 2008, compared to 40.1 percent at December 31, 2007. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (151 units in 2008; 260 units in 2007), with an average selling price (“ASP”) in 2008 of EUR 16.7 million (EUR 20.4 million for new systems and EUR 4.8 million for used systems) and an ASP in 2007 of EUR 12.9 million (EUR 13.8 million for new systems and EUR 3.9 million for used systems). As a result, the timing of recognition of revenue from a small number of product sales may have a significant impact on our net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	a downturn in the highly cyclical semiconductor industry;
•	unanticipated shipment rescheduling;
•	cancellation or order push-back by customers;
•	unexpected manufacturing difficulties; and
•	delays in deliveries by suppliers,

ASML ANNUAL REPORT 2008

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or our expected net sales, and may have a material adverse effect on our operating results for that period.

In particular our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future for the reasons discussed above.

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

In order for the market to accept technology enhancements, our customers, in many cases, must upgrade their existing technology capabilities. Such upgrades from established technology may not be available to our customers to enable volume production using our new technology enhancements. This could result in our customers not purchasing, or pushing back or cancelling orders for our technology enhancements, which could negatively impact our business, financial condition and results of operations.

Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that such measures could prove to be inadequate because:

•	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;
•	patent rights may not be granted or construed as we expect;
•	patents will expire which may result in key technology becoming widely available which may hurt our competitive position;
•	the steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	third parties may be able to develop or obtain patents for similar competing technology.

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

ASML ANNUAL REPORT 2008

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

In particular, approximately 12.2 percent of our 2008 revenues and approximately 21.1 percent of our 2007 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

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

Because of Labor Laws and Practices, Any Work force Reductions That We May Wish to Implement in Order to Reduce Costs Company-Wide May Be Delayed or Suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement work force reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to certain formal procedures, which can delay, or may result in the modification of our planned work force reductions. For example, in the Netherlands, if our Works Council renders adverse advice in connection with a proposed work force reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors. See Item 6.D. “Employees”.

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

Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

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

ASML ANNUAL REPORT 2008

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

In May 2001, we merged with Silicon Valley group (SVG) (now part of ASML US, Inc.), a company that was active in Lithography, as well as in the Track and Thermal businesses, which we subsequently divested or discontinued.

From time to time, ASML pursues acquisitions of smaller businesses that it believes will complement or enhance ASML’s core lithography business. Acquisitions have included the acquisition of MaskTools in July 1999 and the acquisition of Brion Technologies, Inc. (“Brion”) in March 2007. See Item 4.B. “Business Overview, Market and Technology Overview”.

Significant Effects of the Current Global Financial Market Crisis and Economic Downturn on ASML
As a result of the sharp decreases in demand in the fourth quarter of 2008 and in anticipated demand in 2009 caused by the current global financial market crisis and economic downturn, ASML has recognized impairment charges of EUR 20.8 million on property, plant and equipment and inventory obsolescence charges of EUR 94.6 million.

In order to lower its cost and break-even level, ASML announced in December 2008 a reduction in work force of approximately 1,000 employees or 12 percent of the total work force, mainly contract employees. ASML also announced the shutdown of its production facilities for two weeks in the fourth quarter of 2008 and four weeks in the first half of 2009. Furthermore, ASML announced a restructuring that resulted in the discontinuation of its training center in the United States, the downsizing of its United States headquarters and the closure of several other service locations, reflecting the continuing migration of semiconductor

ASML ANNUAL REPORT 2008

manufacturing activities to Asia which has been accelerated by the current global financial market crisis and economic downturn. The restructuring resulted in the recognition of a provision for employee contract termination benefits of EUR 2.4 million, reflecting the elimination of approximately 90 jobs in the United States and approximately 15 jobs at service locations in other parts of the world. As part of this restructuring, ASML ceased the use of its training facility in Tempe, United States, incurring lease contract termination costs of EUR 20.0 million in 2008.

As a result of the actions taken to respond to the current global financial market crisis and economic downturn the following charges have been recognized in ASML’s consolidated statements of operations in 2008:

2008
(in thousands)	EUR
Restructuring costs	22,397
Inventory obsolescence	94,601
Impairments of property, plant and equipment	20,839

Total	137,837

These costs are recognized as follows in the consolidated statements of operations:

			Impairment of
		Inventory	property, plant
	Restructuring costs	obsolescence	and equipment	Total
(in thousands)	EUR	EUR	EUR	EUR
Cost of sales	21,492	94,601	20,111	136,204
Research and development costs	—	—	728	728
Selling, general and administrative costs	905	—	—	905

Total	22,397	94,601	20,839	137,837

Notwithstanding the restructuring, ASML intends to maintain its key research and development programs for the development of next generation lithography systems. Furthermore, ASML will maintain a level of production capacity to be able to ramp up production to meet customer requirements without lengthy lead times as demand picks up in the future.

Capital Expenditures and Divestitures
Our capital expenditures for 2008, 2007 and 2006 amounted to EUR 322.0 million, EUR 232.2 million and EUR 99.4 million, respectively. The related cash outflows for 2008, 2007 and 2006 amounted to EUR 259.8 million, EUR 179.2 million and EUR 70.7 million, respectively. Our capital expenditures in these years generally related to the construction of new facilities in Veldhoven for our latest technologies such as EUV and double patterning and in Taiwan for our Asian Center of Excellence, purchases of machinery and equipment mainly from our own product portfolio (e.g. prototypes, demonstration and training systems), information technology investments, and leasehold improvements to our facilities. See Item 4.D. “Property, Plant and Equipment” for capital expenditures currently in progress.

Divestitures within continued operations, principally comprising machinery and equipment (more specifically prototypes, demonstration and training systems), amounted to EUR 32.0 million for 2008, EUR 20.4 million for 2007 and EUR 5.6 million for 2006. See Note 12 to our consolidated financial statements.

B. Business Overview
We are one of the world’s leading providers of advanced technology systems for the semiconductor industry. We offer an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits (“semiconductors”, “ICs” or “chips”). We supply lithography systems to IC manufacturers throughout the United States, Asia and Europe and also provide our customers with a full range of support services from advanced process and product applications knowledge to complete round-the-clock service support.

Our Business Model
Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•	offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms resulting in lower costs per product for our customers;

ASML ANNUAL REPORT 2008

•	providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes of our customers and improve productivity;
•	maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;
•	enhancing the capabilities of the installed base of our customers through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
•	reducing the cycle time between a customer’s order of a system and the use of that system in volume production on-site;
•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners, including outsourcing companies;
•	improving the reliability and uptime of our installed system base; and
•	providing re-furbishing services that effectively increase residual value by extending the life of equipment.

Market and Technology Overview
Chipmaking is all about “shrink” or reducing the size of chips designs. The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960’s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost ICs capable of performing a greater number of functions at faster speeds and with reduced power consumption. Despite the current global financial market crisis and economic downturn, we believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variation, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Photolithography is used to print complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

We primarily design, manufacture, market and service semiconductor processing equipment used in the fabrication of ICs. Our photolithography equipment includes Step & Scan systems, which combine stepper technology with a photo-scanning method.

Our TWINSCAN product platform was introduced in July 2000 and applies the production-proven elements of our PAS 5500 product family to the industry shift toward larger (300 millimeter (“mm”)) wafers. In 2003, the TWINSCAN platform became the vehicle to introduce improved resolution products both for 300 mm and 200 mm wafer size factories. Our PAS 5500 product family, which supports a maximum wafer size of 200 mm in diameter, comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep UV (including 248 nanometer (“nm”) and 193 nm wavelengths) processing of wafers. In the fourth quarter of 2008, we shipped our 806th TWINSCAN system, demonstrating the acceptance of the TWINSCAN platform as the semiconductor industry’s standard for 300 mm lithography. In the third quarter of 2008, we shipped the first XT:1000, featuring a new 0.93 NA projection lens capable of extending imaging at the wavelength of 248 nm down to 80 nm. Further we announced plans to start shipment in 2009 of an enhanced ArF immersion system, XT:1950i, extending the performance, imaging and overlay performance of the successful XT:1900i system.

In 2005, we intensified our research and development in immersion lithography as we believed this was the most probable solution to reduce the manufacturing cost per wafer while increasing resolution. In 2008 we shipped 56 immersion systems compared to 38 in 2007 and 23 in 2006. In October 2008, we announced an enhanced version of the TWINSCAN platform called NXT which features new planar wafer stage technology and grid plate position control systems to address market requirements for increased productivity and tighter overlay control especially for Double Patterning approaches. Initial shipments of NXT are scheduled for 2009.

In 2006, we shipped the industry’s first EUV Alpha Demo Tools to two research institutions, which work closely with most of the world’s major IC manufacturers in developing manufacturing processes and materials. EUV combines a wavelength of 13.5 nm and a lens system with a numerical aperture (“NA”) of 0.25 to provide imaging at a resolution of 27 nm. EUV will provide a large process window compared to current approaches and we expect it to be a multi-generation lithography solution. Through the end of 2008, ASML has received five orders for next generation EUV systems, the first of which is scheduled for shipment in 2010. The EUV platform is targeted for production of ICs down to 22 nm and beyond. In 2008, we continued to increase resources significantly to support the development of this product.

A mask is a flat, transparent quartz plate containing an opaque microscopic pattern: an image of the electronic circuitry for one layer of a chip. The mask is placed in a scanner where intense light passing through it projects the pattern, via a series of reducing lenses, onto part of the wafer. Before exposure, the wafer is coated with photoresist and positioned very accurately – the projected pattern must align with existing features on the chip/wafer. After exposure and developing, the pattern left on the wafer surface is used to selectively process and build up the next layer.

ASML ANNUAL REPORT 2008

The acquisition of Brion in 2007 enabled ASML to improve the implementation of optical proximity correction (“OPC”) technology and resolution enhancement techniques such as Double Patterning and Source-Mask Optimization for masks used on ASML systems and otherwise. These improvements in turn are expected to extend the practical resolution limits of ASML ArF immersion products. We also expect Brion’s computational lithography capability will enable us to offer products that further improve the set-up and control of ASML lithography systems.

In 2008, we discontinued research into optical maskless lithography due to the reduced market opportunity for this technology. This discontinuation did not result in any impairments during 2008. Research studies on alternative technologies continue for both mask-based and maskless lithography.

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

Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line and deep Ultra Violet (“UV”) processing of wafers up to 200 mm in diameter. In mid-1997, we introduced the PAS 5500 Step & Scan systems with improved resolution and overlay. Since then, we have further developed and expanded this Step & Scan product family. This modular upgradeable design philosophy has been further refined and applied in the design of our most advanced product family, the TWINSCAN platform, which is the basis for our current and next generation Step & Scan systems, producing wafers up to 300 mm in diameter and capable of extending shrink technology down to 38 nm.

The PAS 5500 series is the most suitable product range for processing of 200 mm wafers using step-and-scan technology. We offer PAS 5500 systems based on i-line (using light with a 365 nm wavelength), KrF (using light with a 248 nm wavelength) and ArF (using light with a 193 nm wavelength) technology. For high end 200 mm applications we also offer TWINSCAN ArF tools.

Management believes that the current global financial market crisis and economic downturn will accelerate the process of the PAS systems becoming technical obsolete. Reference is made to Note 2, Note 8 and Note 12 to the consolidated financial statements.

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

For processing of 300 mm wafers, we offer TWINSCAN systems based on i-line, KrF and ArF technology. In 2003, we introduced the second generation of TWINSCAN systems based on the XT body with a reduced footprint and a 50 percent reduction in the main production area occupied by our system. In 2004, we shipped our first lithography systems based on immersion technology. These shipments marked the delivery of the industry’s first high productivity immersion scanners for mainstream production.

In the second quarter of 2006, we started volume production of the TWINSCAN XT:1700i, a 193 nm immersion scanner capable of imaging at the 45 nm node in volume production environments. This system featured an NA of 1.2, substantially higher than the XT:1400’s NA of 0.93, exceeding the non-immersion barrier of 1.0, which is enabled by a new catadioptric lens design. The XT:1700i has enabled chipmakers to improve resolution by 30 percent and has been employed in the development and manufacturing of the latest advanced generation of ICs.

In the third quarter of 2007, ASML began volume shipment of the XT:1900i, with a new industry benchmark of 1.35 NA, which is close to the practical limit for water-based immersion technology. This new optical lithography system is capable of volume production of ICs down to 40 nm and below and is used for high volume IC manufacturing at multiple customers world-wide. In 2008 we shipped 53 XT:1900i systems. In July 2008, ASML announced an enhanced version of the XT:1900i system, the XT:1950i, with improved throughput of 148 wafers per hour, resolution of 38 nm and overlay of 4 nm scheduled to start shipment in 2009. In October 2008, we also announced an improved version of the successful TWINSCAN platform called NXT featuring new stage and position control technology to enable increased productivity and overlay performance for immersion. Initial shipments of NXT are targeted for 2009 with volume production expected in 2010.

ASML ANNUAL REPORT 2008

In the third quarter of 2008, ASML commenced shipment of the XT:1000, which uses the new catadioptric lens technology developed for the XT:1700i and XT:1900i to extend the maximum NA of the previous generation of 248 nm wavelength, KrF, systems to 0.93 NA from the previous maximum available of 0.80 NA. The XT:1000’s high NA of 0.93 can resolve 80 nm device features, far smaller than the 100 nm of today’s KrF systems. The XT:1000 also improves value to customers, with an increased throughput of 165 300 mm wafers per hour under volume manufacturing conditions while maintaining the same industry-leading 6 nm overlay as leading-edge ArF systems.

We also continuously develop and sell a range of product options and enhancements designed to increase productivity, imaging and overlay to optimize value of ownership over the entire life of our systems. The table below sets forth our current product portfolio of Steppers and Scan & Step Systems by resolution and wavelength.

Current ASML lithography product portfolio of Steppers and Step & Scan Systems1

	Resolution	Wavelength	Lightsource	Numerical aperture
PAS 5500 SYSTEMS
PAS 5500/4X0	280 nm	365 nm	i-line	0.48-0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50-0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55-0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50-0.75

TWINSCAN SYSTEMS
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:450	220 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:8X0	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:875	90 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:1000	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1450	57 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1700 immersion	45 nm	193 nm	ArF	0.75-1.20
TWINSCAN XT:1900 immersion	40 nm	193 nm	ArF	0.85-1.35
TWINSCAN XT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35
TWINSCAN NXT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35

1	This table does not include the older (including pre-used) products sold on the PAS 2500, PAS 5000 and PAS 5500 platforms

–	XT is a TWINSCAN system for 200mm and 300mm wafer sizes;
–	Wavelength refers to the speed of light divided by the frequency of light going through projection lenses; the shorter the wavelength, the smaller the line width and the finer the pattern on the IC;
–	1 nanometer is equal to one billionth of a meter;
–	The X in the number represents different models in the product portfolio within the same resolution. For example XT:8X0 can either represent XT:800 or XT:850;
–	NXT is an improved version of the current TWINSCAN system, introducing new stages and stage position control technology, which enable higher productivity and improved overlay.

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

In 2006, ASML started an initiative to establish the ASML Center of Excellence (“ACE”) in Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long-term growth. ACE will feature customer support, training, logistics, refurbishment, technology and application development. ACE will also enable sourcing of selected equipment modules, components and services in the region. Finally, ACE will be used as a training center to develop worldwide talent for ASML’s work force. In the fourth quarter of 2008, we completed construction of the building and facility that will house ACE near Taipei, Taiwan and the ACE organization moved into the new building. See Item 4.D. “Property, Plant and Equipment”.

Customers and Geographic Regions
In 2008, sales to our largest customer accounted for EUR 754 million, or 25.5 percent of net sales, compared to EUR 818 million, or 21.7 percent of net sales, in 2007. We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular period for the foreseeable future. See Item 3.D. “Risk Factors — A High Percentage

ASML ANNUAL REPORT 2008

of Net Sales Is Derived from a Few Customers” and Note 20 to our consolidated financial statements for a breakdown of our sales by geographic location. In 2008 we derived 68.8 percent of net sales from Asia, 21.7 percent from the United States and 9.5 percent from Europe. In general, since ASML’s founding in 1984 sales derived from Asia have increased and sales derived from United States and Europe have decreased. Management believes that this trend will be accelerated by the current financial market crisis and economic downturn. Reference is made to Note 20 to the consolidated financial statements.

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

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. In 2008, approximately 32 percent of our aggregate cost of sales was purchased from Zeiss.

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite production capacity for production of lenses and optical components for our stepper and scanner systems. The expansion of this production capacity may require significant lead time. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. During 2008, our sales were not limited by the deliveries from Zeiss.

If Zeiss is unable to maintain or increase production levels, we might not be able to respond to customer demand. As a result, our relationships with current and prospective customers could be harmed, which would have a material adverse effect on our business, financial condition and results of operations.

Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and later years. These agreements define a framework for cooperation in all areas of our joint business. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

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

See Item 3.D. “Risk Factors, The Number of Systems We Can Produce Is Limited by Our Dependence on a Limited Number of Suppliers of Key Components”.

Research and Development
The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential

ASML ANNUAL REPORT 2008

for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to research and development programs and we expect to continue to allocate significant resources to these efforts. In addition, we have established and are currently establishing sophisticated development centers in the Netherlands, the United States and Taiwan. We also work jointly with independent research centers in nanoelectronics and nanotechnology. Those research centers focus on the next generations of chips and systems.

We apply for subsidy payments in connection with specific development projects under programs sponsored by the Netherlands government, the European Union, the United States government and the Taiwanese government. Amounts received under these programs generally are not required to be repaid. See our discussions of research and development in Item 5. “Operating and Financial Review and Prospects”, and Note 1 to our consolidated financial statements.

We invested EUR 538 million in research and development in continuing operations in 2008, compared to EUR 511 million in 2007 and EUR 414 million in 2006. In addition, the research and development costs invested in 2007 include a one-off charge related to the Brion acquisition of EUR 23 million (amortization of in-process research and development). We are also involved in joint research and development programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.

In 2008, our research and development efforts drove further development of the TWINSCAN platform along with several leading-edge technologies, including 248 nm, 193 nm, immersion and EUV. The continuous drive by our customers for cost reductions has led us to increase significantly the commonality of components of the different models of the TWINSCAN platform. Our research and development activities in 2008 have also led to productivity and performance enhancements for our other product families. We continue to develop technology to support applications of “double patterning”. Double patterning is a resolution enhancement technique that involves splitting a dense circuit pattern into multiple, less-dense patterns. These simplified patterns are then printed sequentially on a target wafer. Between exposures, the wafer is removed from the exposure system for additional processing. Double patterning improves the achievable resolution and enables the printing of smaller features.

Next to the development of the TWINSCAN platform, we put more and more resources to the development of EUV technology. This technology promises a means for cost effective extendibility of our customers’ roadmaps. An important milestone was that in 2008 both EUV Alpha Demo Tools (ADT) have passed site acceptance testing. Our key customers now have direct access to EUV technology, which we expect will result in the acceptance of this technology as well as driving the development of EUV infrastructure, including mask fabrication and processes.

Intellectual Property
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by or for us or, alternatively, to have license rights in place with respect to such technology. However, we face the risk that such measures will be inadequate. Intellectual property laws may not sufficiently support our proprietary rights, our patent applications may not be granted and our patents may not be construed as we expect. Furthermore, competitors may be able to develop or protect similar technology earlier and independently.

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

Patent cross-license with Canon
In 2007, ASML and Zeiss signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture integrated circuits. There was no transfer of technology and no payment was made among the parties.

Patent litigation with Nikon
From 2001 through late 2004, we were party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007. See Note 11 to our consolidated financial statements for a description of the accounting treatment.

ASML ANNUAL REPORT 2008

Arbitration with Aviza Technology
On December 1, 2006, Aviza Technology (“Aviza”) initiated arbitration proceedings against ASML Holding N.V., ASML U.S., Inc. and certain of ASML Holding N.V.’s affiliates (collectively, the “ASML parties”). Aviza’s arbitration demand alleged that the ASML parties engaged in fraud and made negligent misrepresentations or omissions in connection with a 2002 License Agreement between ASML and IPS, Ltd. That agreement was assigned to Aviza in connection with the 2003 divestiture of ASML’s Thermal Division.

On March 24, 2008, the arbitrator in the Aviza case ruled in ASML’s favor holding that Aviza failed to establish a cause of action against ASML. On June 19, 2008, the arbitrator awarded ASML its legal fees and costs associated with the case.

Dividend withholding tax
In May and June 2006, ASML entered into forward purchase agreements with a broker acting as principal to effect share repurchases under its share buyback program. The aggregate number of shares bought back under these agreements through July 13, 2006 was 25,450,296.

The Netherlands tax authorities challenged ASML’s fiscal interpretation of the forward purchase agreements and sought to recast the repurchase as a dividend payment to unidentifiable shareholders. Accordingly, the Netherlands tax authorities assessed ASML for dividend withholding tax such that an (additional) amount of approximately EUR 24 million would be payable by ASML. In June 2008, as a result of objections lodged by ASML, the matter was settled. ASML paid an insignificant (additional) amount in connection with the settlement.

Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are:

•	the technical performance characteristics of a photolithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support; and
•	a strengthening of the euro particularly against the Japanese yen which results in lower prices and margins.

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

ASML ANNUAL REPORT 2008

D. Property, Plant and Equipment
We principally obtain our facilities under operating leases. However, we also own a limited number of buildings, mainly consisting of the new facilities we are building in The Netherlands and Taiwan. The book value of the buildings owned by us amounted to EUR 302 million as of December 31, 2008 compared to EUR 136 million as of December 31, 2007.

During 2008, some of our leased facilities were utilized below normal capacity. As a result of its restructuring, announced in December 2008, ASML has ceased using its training facility in Tempe, United States, for which lease contract termination costs of EUR 20.0 million were recognized in 2008. In addition, the Company recognized impairment charges related to machinery and equipment of EUR 22.3 million, mainly due to a decrease in utilization of facilities as a result of lower than expected demand and sales in 2009 and as a result of the closure of several service locations, in each case due to the current global financial market crisis and economic downturn.

Depending on market conditions, we expect that our capital expenditures in 2009 will be approximately EUR 200 million, a decrease of EUR 122 million compared to 2008. We expect that a significant part of the 2009 expenditures will be allocated to construction and upgrades of production facilities in the Netherlands as we will finalize the production facilities for our latest technologies, such as EUV and double patterning. We intend to fund the related capital expenditures primarily with cash on hand and/or cash generated through operations.

See also Item 4.A. “History and Development of the Company, Capital Expenditures and Divestitures” and Item 5.B. “Liquidity and Capital Resources” and Note 12 to our consolidated financial statements.

Facilities in Europe
Our headquarters, applications laboratory and research and development facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 65 thousand square meters of office space and 30 thousand square meters of buildings used for manufacturing and research and development activities. We lease the majority of these facilities through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven are financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 16 to our consolidated financial statements. We also lease several sales and service facilities at locations across Europe.

Facilities in the United States
Our United States headquarters is located in a nine thousand square meter office space building in Tempe, Arizona. As a result of its restructuring announced in December 2008, ASML has ceased using its training facility in Tempe, for which a provision for lease contract termination costs was recognized in 2008. We maintain lithography research, development and manufacturing operations in a 27 thousand square meter facility in Wilton, Connecticut and a six thousand square meter facility in Santa Clara, California. We also lease several sales and service facilities at locations across the United States.

Facilities in Asia
Our Asian headquarters is located in a 425 square meter office space in Hong Kong. We also lease and own several sales and service and training facilities at locations across Asia.

During the fourth quarter of 2008, we finalized the construction of our new ACE facility located in Linkou, Taiwan, for which construction commenced in 2007. This project comprises both clean room (approximately two thousand square meters) and office space (approximately six thousand square meters) in order to support customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics and refurbishment. ACE will also enable local sourcing of equipment models, components and services.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

Executive Summary

Introduction
ASML is the world’s leading provider of lithography equipment that are critical to the production of ICs or chips. This leading position is determined by a market share based on revenue, which was approximately 65 percent in 2008 (2007: 65 percent). Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia.

ASML ANNUAL REPORT 2008

In 2008, we generated net sales of EUR 2,954 million and income from operations of EUR 287 million or 9.7 percent of net sales. Net income in 2008 amounted to EUR 322 million or 10.9 percent of net sales, representing EUR 0.75 per share.

As of December 31, 2008 we employed approximately 6,900 payroll and approximately 1,300 temporary employees (measured in full-time employees “FTE’s”). ASML operated in 15 countries through over 60 sales and service locations.

In the executive summary below we provide an update of the semiconductor equipment industry, followed by our business strategy and a discussion of our key performance indicators.

Semiconductor equipment industry conditions
Chip making is all about shrink or reducing the size of the chip designs.

Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.

Lithography equipment is used to print complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The printing process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost efficient enhancements to production technology.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML, Nikon and Canon. ASML is one of the world’s leading providers of lithography equipment with a market share based on revenue of 65 percent in 2007 and approximately 65 percent in 2008. This is according to the latest available data up to and including November 2008 as reported by SEMI, an independent semiconductor industry organization.

Nikon and Canon are important suppliers in Japan, which accounts for a significant portion of worldwide semiconductor production. This region historically has been difficult for non-Japanese companies to penetrate. Since 2004, we have been increasing our service, sales and marketing operations in Japan to serve our growing customer base. In 2008, we further strengthened our long-term market development strategy in Japan, and our net system sales there increased to EUR 413 million from EUR 269 million in 2007.

Total lithography equipment shipped by the industry as a whole in the five years ended December 31, 2007 is set forth in the following table:

Year Ended December 31	2003	2004	2005	2006	2007
Total units shipped	456	694	536	633	604
Total value (in millions USD)	3,229	5,268	4,988	6,386	7,144

(Source: Gartner Dataquest)

The year 2008 was characterized by significant overall economic uncertainty fuelled by the worldwide financial turmoil. This has led to lower than expected overall semiconductor end-demand. Against this background, our customers started to re-assess their strategic alliances and their investments to match production capacity to end-demand, resulting in a delay of non-leading-edge production capacity additions. While lithography equipment buyers are reducing standard production capacity, their willingness to invest in leading-edge immersion technology, however has remained strong as this technology enables lithography equipment buyers to reduce their costs aggressively. For the year 2008, the latest indications of independent market analysts show a drop in total lithography equipment shipped to the market by the industry of 40 percent in unit volume and 22 percent in value.

Business strategy
Our business strategy is based on achieving and further developing a position as a technology leader in semiconductor lithography, resulting in the delivery of superior value of ownership for our customers, as well as maximizing our financial performance. We implement this strategy through customer focus, strategic investment in research and development, and operational excellence.

ASML ANNUAL REPORT 2008

Customer focus
We serve different types of chipmakers by ensuring that our products provide premium value for customers in the various semiconductor market segments, including memory makers, integrated device manufacturers, and foundries or made-to-order chip contractors.

Through 2008, 17 of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. Our leadership position in the semiconductor equipment market was strengthened during 2008 by our continued growth in the Japanese market. We also have a significant share of customers outside the top 20 and we strive for continued business growth with all customers.

In 2008, we achieved a top four position in customer satisfaction rankings amongst large suppliers of semiconductor equipment, according to VLSI Research, an independent industry research firm that surveyed customers representing 95 percent of the world’s total semiconductor market. Our satisfaction ratings by customers surpassed every lithography competitor for the sixth year in a row.

In 2008, we made major inroads with new technologies focusing on value. We announced a new ArF lithography system that significantly reduces operating costs for our customers. The ASML TWINSCAN XT:1950i scanner extends advanced ArF technology to even smaller resolutions and boosts the overall performance of high-end systems by 25 percent. In April 2008, ASML also shipped its 1,000th KrF system. This technology is used for 30-40 percent of the layers in high-end chips.

Strategic investment in research and development
Supported by our strong financial performance in recent years, we increased research and development expenses in 2008 by 5.4 percent compared with 2007, as we accelerated development of immersion and EUV technologies. This operating decision to continue to invest during the downturn and prepare for the future was made possible by leveraging our outsourcing strategy, which continues to enable us to rapidly and efficiently adjust our cost structure throughout the cycle while making use of leading-edge capabilities in our supply chain.

Since 2000, we have offered a dual-stage wafer imaging platform – the TWINSCAN system – which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest throughput, enabling reduced cost-per-exposure per wafer. ASML is the only lithography manufacturer that has volume production based on dual stage systems.

Our innovative immersion lithography replaces air over the wafer with fluid, enhancing focus and enabling circuit line-width to shrink to even smaller dimensions. ASML has experienced strong demand for immersion-based systems, driven initially by memory chip makers that need more cost effective technology transitions that are enabled by immersion systems. With 128 immersion systems shipped to date, our immersion technology is now widely accepted as the standard for critical layer high volume chip manufacturing, solidifying our technology leadership position worldwide and supporting our significant growth in Japan.

In July 2008, we introduced our new TWINSCAN XT:1950i system, the only immersion lithography system in the world capable of imaging chip features down to 38 nm with a single exposure. Furthermore, in October 2008 we announced ASML’s new TWINSCAN NXT immersion lithography platform. With new wafer stage and positioning technology, the TWINSCAN NXT offers significant improvements in overlay and productivity, enabling the semiconductor industry to continue its shrink roadmap for more advanced and affordable chips. The TWINSCAN NXT platform is also suited for emerging double patterning techniques required by manufacturers to shrink the smallest chip features by up to 42 percent over the current most advanced production systems. The first product based on the new platform, the NXT:1950i, was introduced in December 2008.

Also in 2008, we made significant progress in our EUV lithography program, completing the design of our first NXE production system. The NXE system, which will be built on an evolved TWINSCAN platform will enable our customers to extend their roadmap to chip features down to 22 nm and smaller. We have two Alpha Demo Tools at CNSE in Albany, New York (United States) and IMEC in Leuven (Belgium), both leading research and development institutions, where potential customers can conduct infrastructure development, and where the first functional devices were made using EUV lithography on full-field chips in February 2008. As a single-exposure, multi-node technology, EUV offers the greatest extendibility at the lowest cost of ownership for the future of lithography. ASML currently has orders for five of these systems, the first of which is scheduled for shipment in 2010.

From time to time, we seek to expand the scope of our business, pursuing hardware technologies and new product opportunities in fields adjacent or complementary to our core semiconductor lithography competence. Our March 2007 acquisition of Brion was an example of such an expansion. Through Brion, ASML has developed a range of new resolution enhancement techniques which our customers are implementing to reduce cost per chip, both currently and as they transition to EUV lithography.

ASML ANNUAL REPORT 2008

In the fourth quarter of 2008, ASML introduced its LithoTunertm Pattern Matcher products which enable cost and yield improvements ranging from 30 to 70 percent over current scanner matching techniques. ASML is alone in offering this capability. We refer to our efforts in this area as “holistic lithography”, the improvement of the entire chip-imaging process by optimizing wafer lithography, computational lithography and layout, thereby providing our customers with better performance and value of ownership.

Operational excellence
We strive to sustain our business success based on our technological leadership by continuing to execute our fundamental operating strategy well, including reducing lead-times while improving our cost competitiveness. Lead-time is the time from a customer’s order to a tool’s delivery.

Our business strategy includes outsourcing the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and shared risk and reward. Value sourcing also allows the flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing, and research and development facilities located in Veldhoven. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our high-tech work force, we can shorten lead time: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

In view of the current global financial market crisis and economic downturn, we continue to strive to improve efficiencies in our operations: addressing our cost structure and strengthening our capability to generate cash. We have used the flexibility in our business model to quickly reduce costs in response to the global economic downturn without impacting our key technology development roadmap. Also, we are maintaining a level of capacity at our factory to ramp up production to meet customer needs without lengthy lead-times, since the lithography market may pick up quickly once product end-demand recovers. We have been successful at progressively enhancing the value of ownership of our products while increasing margins and boosting cash generation through gains in manufacturing productivity and reductions in cycle time.

ASML operations update on key performance indicators
The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31	2006 [3]		2007 [3,4]			2008
(in millions, except market share and systems)	EUR		EUR			EUR
Sales
Market share (based on revenue)[1]	63%		65%			65%
Net sales	3,582		3,768			2,954
Increase / (decrease) in net sales	41.6%		5.2%			(21.6)%
Systems shipped (value)	3,214		3,351			2,517
Systems shipped (number)	266		260			151
Average selling price	12.1		12.9			16.7
Systems backlog (value)	2,146		1,697			755
Systems backlog (number)	163		89			41
Average selling price	13.2		19.1			18.4
Immersion systems shipped	23		38			56
Profitability
Gross profit	1,454	40.6%	1,550		41.1%	1,016	34.4%
Income from operations	863	24.1%	815	[2]	21.6%	287	9.7%
Net income	619	17.3%	671	[2]	17.8%	322	10.9%
Liquidity
Cash and cash equivalents	1,656		1,272			1,109
Operating cash flow	492		701			281

1	According to the latest available data up to and including November 2008 as reported by SEMI, an independent semiconductor industry organization.

ASML ANNUAL REPORT 2008

2	The 2007 figures for income from operations and net income include a one-off charge of EUR 23 million relating to the Brion acquisition for amortization of in-process research and development.
3	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
4	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

Sales
For the longer term, and based on industry analysts IC growth forecasts, we expect our sales level to grow. Based on these forecasts and our current market share, our general strategy is to seek to grow net sales to a EUR 5 billion level. The timing of such level depends on three growth drivers: market growth, market share growth and a broadening of our product and services scope. See also Item 4.A. “History and Development of the Company.”

In 2008, net sales decreased by 21.6 percent to EUR 2,954 million from EUR 3,768 million in 2007. The decrease in net sales mainly resulted from a lower demand for lithography equipment partly offset by higher ASPs in 2008. The lower overall semiconductor end-demand was caused by a significant economic uncertainty resulting from the current global financial market crisis and economic downturn. Against this background our customers started to re-assess their strategic alliances and their investments to match the industry’s production capacity to end-demand. This situation created a wait-and-see attitude resulting in delay of non leading-edge production capacity additions. While customers reduced standard production capacity, their willingness to invest in leading-edge immersion technology, however, remained strong as this technology enables lithography equipment buyers to reduce their costs.

ASML is one of the world’s leading providers of lithography equipment with a market share based on revenue of 65 percent in 2007 and approximately 65 percent in 2008. This is according to the latest available data up to and including November 2008 as reported by SEMI, an independent semiconductor industry organization.

The ASP of our systems increased by 29.5 percent from EUR 12.9 million in 2007 to EUR 16.7 million in 2008. This increase was mainly driven by a change in the product mix reflecting the continued shift in market demand to our leading-edge technology systems with higher ASPs driven by the shrink roadmaps of our customers. In 2008, this general trend was accentuated by our customers delaying non-leading-edge capacity additions in view of the rationalization of the industry’s production capacity to match end-demand.

As of December 31, 2008, our order backlog was valued at EUR 755 million and included 41 systems with an ASP of EUR 18.4 million. As of December 31, 2007, the order backlog was valued at EUR 1,697 million and included 89 systems with an ASP of EUR 19.1 million. The continued high ASP reflected a high number of leading-edge immersion systems in the backlog of 2007 and 2008 pursuant to the continued ramp-up of volume manufacturing with our leading-edge immersion systems in 2008 and 2009. The decrease in the total value of the backlog was primarily the result of increased uncertainty about future global economic market conditions and the impact on the overall semiconductor end-demand. As a result we currently see a trend in customer order behavior toward ordering on a system by system basis when needed rather than ordering systems on a 12-month rolling capacity planning basis.

Profitability
Our general strategy is to seek to achieve average income from operations to net sales of 10-15 percent at the downturn point and 20-25 percent at the upturn point over the industry’s business cycle. However in periods of serious recessionary pressure, as evidenced by the current global financial market crisis and economic downturn, we could see periods with income from operations that are substantially below our minimum target level.

Operating income decreased from EUR 815 million or 21.6 percent of sales in 2007 to 287 million or 9.7 percent of sales in 2008. This EUR 528 million decrease was substantially the result of a decrease in gross profit of EUR 534 million or 34.5 percent which was partially offset by a decrease in operating expenses of EUR 6 million or 0.9 percent.

Gross profit on sales decreased from EUR 1,550 million or 41.1 percent of net sales in 2007 to 1,016 million or 34.4 percent of net sales in 2008. The lower gross profit was principally attributable to a decrease in net sales (see above) and to an increase in the cost of sales as a percentage of net sales. The increase in cost of sales as a percentage of sales was principally attributable to lower coverage of our fixed manufacturing costs consistent with the lower production levels in 2008 compared with 2007. Furthermore, we recorded restructuring and impairment charges of EUR 138 million in the fourth quarter of 2008, anticipating a sharp decrease in demand resulting from the current global financial market crisis and economic downturn. See Item 5. A. Operational Results, for the impact of the current global financial market crisis and economic downturn.

ASML ANNUAL REPORT 2008

Net research and development costs in 2007 included a one-off charge of EUR 23 million relating to amortization of in-process research and development in connection with the Brion acquisition. Excluding this one-off charge research and development costs net of credits increased by EUR 30 million or 6.2 percent mainly as a result of the decision to continue strategic investments in technology leadership. Although we strived to be as efficient as possible in research and development spending we did not want to impact any of the strategic programs, in particular immersion, double patterning and EUV, in order to further develop our position as a technology leader. For further details regarding research and development see Item 4.B. “Business Overview” and Item 5 “Operating and Financial Review and Prospects, Business Strategy”.

Operating expenses were EUR 6 million lower in 2008 compared to 2007 due to a decrease of selling, general and administrative costs by 13 million, or 5.9 percent partially offset by an increase in net research and development costs by EUR 7 million, or 1.3 percent. The selling, general and administrative costs were reduced in anticipation of the lower sales level.

ASML has a flexible labor model with a mix of payroll and temporary employees, which enables the company to quickly adapt its costs to the semiconductor market cycles.

Net income in 2008 amounted to EUR 322 million or 10.9 percent of sales, representing EUR 0.75 per share compared with net income of EUR 671 million or 17.8 percent of sales, representing EUR 1.45 per share in 2007.

Liquidity
Our general strategy is to seek to maintain our strategic target level of cash and cash equivalents between EUR 1.0 billion and EUR 1.5 billion. To the extent that our cash and cash equivalents exceeds this target and there are no investment opportunities that we wish to pursue, we will consider returning excess cash to our shareholders. As of December 31, 2008 our cash and cash equivalents amounted to EUR 1.1 billion.

At December 31, 2008, the Company has an available credit facility for a total of EUR 500 million, which will expire in May 2012.

Our cash and cash equivalents decreased from EUR 1,272 million as of December 31, 2007 to EUR 1,109 million as of December 31, 2008. We generated cash from operations of EUR 281 million in 2008, which was offset by a cash outflow of EUR 184 million from financing activities, mainly as a result of our 2008 dividend payment (EUR 108 million) and share buyback programs (EUR 88 million), and EUR 260 million cash used in investing activities mainly related to the production facilities in Veldhoven and Taipei and, to a lesser extent, equipment and information technology.

ASML repurchased 5 million shares (EUR 88 million) in February 2008. The cumulative amount returned to shareholders in the form of share buybacks and capital repayment between May 2006 and February 2008 was EUR 2,137 million. In May 2008 the Company paid a dividend of EUR 0.25 per ordinary share of EUR 0.09, or EUR 108 million in total. A proposal will be submitted to the Annual General Meeting of Shareholders on March 26, 2009 to declare a dividend for 2008 of EUR 0.20 per ordinary share of EUR 0.09.

A. Operating Results

Significant Effects of the Current Global Financial Market Crisis and Economic Downturn on ASML
As a result of the sharp decreases in demand in the fourth quarter of 2008 and in anticipated demand in 2009 caused by the current global financial market crisis and economic downturn, ASML has recognized impairment charges of EUR 20.8 million on property, plant and equipment and inventory obsolescence charges of EUR 94.6 million.

In order to lower its cost and break-even level, ASML announced in December 2008 a reduction in work force of approximately 1,000 employees or 12 percent of the total work force, mainly contract employees. ASML also announced the shutdown of its production facilities for two weeks in the fourth quarter of 2008 and four weeks in the first half of 2009. Furthermore, ASML announced a restructuring that resulted in the discontinuation of its training center in the United States, the downsizing of its United States headquarters and the closure of several other service locations, reflecting the continuing migration of semiconductor manufacturing activities to Asia which has been accelerated by the current global financial market crisis and economic downturn. The restructuring resulted in the recognition of a provision for employee contract termination benefits of EUR 2.4 million, reflecting the elimination of approximately 90 jobs in the United States and approximately 15 jobs at service locations in other parts of the world. As part of this restructuring, ASML ceased the use of its training facility in Tempe, United States, incurring lease contract termination costs of EUR 20.0 million in 2008.

ASML ANNUAL REPORT 2008

As a result of the actions taken to respond to the current global financial market crisis and economic downturn the following charges have been recognized in ASML’s consolidated statements of operations in 2008:

2008
(in thousands)	EUR
Restructuring costs	22,397
Inventory obsolescence	94,601
Impairments of property, plant and equipment	20,839

Total	137,837

These costs are recognized as follows in the consolidated statements of operations:

			Impairment of
	Restructuring	Inventory	property, plant
	costs	obsolescence	and equipment	Total
(in thousands)	EUR	EUR	EUR	EUR
Cost of sales	21,492	94,601	20,111	136,204
Research and development costs	—	—	728	728
Selling, general and administrative costs	905	—	—	905

Total	22,397	94,601	20,839	137,837

Notwithstanding the restructuring, ASML intends to maintain its key research and development programs for the development of next generation lithography systems. Furthermore, ASML will maintain a level of production capacity to be able to ramp up production to meet customer requirements without lengthy lead times as demand picks up in the future.

Critical accounting policies using significant estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, warranty, business combinations, long-lived assets, inventories, accounts receivable, provisions, contingencies and litigation, share-based compensation expenses and income tax. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. While we regularly evaluate our estimates and assumptions, actual results may differ from these estimates if these assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

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

We anticipate that, in connection with future introductions of new technology, we will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we are able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the

ASML ANNUAL REPORT 2008

fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2008 and 2007, we had no deferred revenue from shipments of new technology. During the three years ended December 31, 2008, no revenue from new technology was recorded that had been previously deferred. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and has occurred on only one occasion since 1999.

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2008 ASML has no repurchase commitments.

A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”) except the fair value of the prepaid extended optic warranty which is based on the list price. VSOE is determined based upon the prices that we charge for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services amounted to approximately EUR 3 million and EUR 15 million, respectively, as of December 31, 2008.

The deferred revenue balance from prepaid service contracts and prepaid extended optic warranty contracts amounted to approximately EUR 118 million and EUR 55 million, respectively, as of December 31, 2008.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer. Generally, there are no other credits or adjustments recognized at shipment.

Revenues are recognized excluding the taxes levied on revenues (net basis).

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

In 2008, we completed the purchase price allocation of Brion. No adjustments were made to the initial allocation of the purchase price.

ASML ANNUAL REPORT 2008

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities
Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is tested for impairment based on a two-step approach for each reporting unit. First, the recoverability is tested by comparing the carrying amount of the reporting unit including goodwill with the fair value of the reporting unit, being the sum of the discounted future cash flows.

If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. The goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with the fair value being the sum of the undiscounted future cash flows. If the carrying amount of the other intangible assets and property, plant and equipment is lower than the fair value the assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.

In determining the fair value of a reporting unit or an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of the semiconductor market conditions and our sales and cost expectations which are consistent with the plans and estimates that we use to manage our business. We also make estimates and assumptions concerning Weighted Average Cost of Capital (WACC) and future inflation rates. It is possible that the outcome of the plans, estimates and assumptions used may differ from our estimates, which may require impairment of certain long-lived assets. Future adverse changes in market conditions may also require impairment of certain long-lived assets.

During 2008, we recorded impairment charges of EUR 24.6 million in property, plant and equipment and EUR 0.6 million in other intangible assets of which we recorded EUR 21.4 million in cost of sales, EUR 2.2 million in research and development costs and EUR 1.6 million in selling, general and administrative costs. The impairment charges mainly relate to machinery and equipment of EUR 22.3 million mainly relating to a decrease in utilization as a result of lower expected demand and sales in 2009 and as a result of the closure of several locations due to the current global financial market crisis and economic downturn. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 5.4 million) and their carrying amount. In determining the fair value of an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of the semiconductor market conditions and our sales and cost expectations which are consistent with the plans and estimates that we use to manage our business. See Notes 11 and 12 to our consolidated financial statements.

Inventories
Inventories, including spare parts and lenses, are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our manufacturing forecast. In determining inventory allowances, we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory allowances for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations. See Note 8 to our consolidated financial statements.

As of December 31, 2008, the allowance for inventory obsolescence amounts to EUR 189.9 million (2007: EUR 129.0 million). The increase in the allowance for inventory obsolescence mainly reflects the higher obsolescence due to lower expected demand and sales in 2009 as a result of the current global financial market crisis and economic downturn.

Accounts receivable
A majority of our accounts receivable are derived from sales to a limited number of large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, we take into consideration (i) any

ASML ANNUAL REPORT 2008

circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as letters of credit, down payments and retention of ownership, before shipping systems to certain customers. We have not incurred any material accounts receivable credit losses during the past three years. Our three largest customers accounted for 42.2 percent of accounts receivable at December 31, 2008, compared to 40.1 percent at December 31, 2007. A business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect our results of operations and financial condition.
On January 23, 2009, Qimonda AG and Qimonda Dresden OHG (together “Qimonda”), a German memory chipmaker, filed for insolvency. Qimonda has amounts outstanding to ASML of approximately EUR 37 million in respect of two systems delivered, of which EUR 21 million is reflected in accounts receivable and EUR 16 million is reflected in finance receivables. ASML believes that the outstanding amounts receivable from Qimonda are collectible or the value of the receivables can be realized through the retention of title of the two systems. In case the trustee in bankruptcy will not honour the contracts with ASML, we will execute our right to retrieve these systems, in order to substantially cover the financial risk for ASML. The timing of such potential retrieval of the systems is uncertain.

Provisions
Employee contract termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. ASML recognizes employee contract termination benefits when ASML is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan where there is no possibility of withdrawal, or when ASML provides termination benefits as a result of an offer made to encourage voluntary redundancy. The timing of recognition and measurement of the provision for employee contract termination benefits depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If this period of continued employment extends beyond the minimum retention period, the provision shall be determined at the communication date based on the fair value as of the termination date and is recognized ratably over the future service period.

Provisions for lease contract termination costs are recognized when costs will continue to be incurred under a contract for its remaining term without economic benefit to the Company and the Company ceases using the rights conveyed by the contract. The provisions are measured at fair value which is determined based on the remaining lease payments reduced by the estimated sublease payment that could be reasonably obtained for the building.

Provision for employee contract termination benefits relates mainly to the restructuring that was initiated in 2008 to achieve further reduction in costs. The provision for employee contract termination benefits comprises only personnel costs.

Provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected.

Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 18 to the consolidated financial statements. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to our consolidated statements of operations in 2006, 2007 and 2008. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in expensive and protracted litigation, the outcome of which is uncertain.

We accrue legal costs related to litigation in our consolidated statements of operations at the time when the related legal services are actually provided to us.

ASML ANNUAL REPORT 2008

Share-based compensation expenses
The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant-date fair value of stock options and stock. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected stock price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments. The fair value of stock is determined based on the closing price of the Company’s ordinary shares on the Euronext Amsterdam on the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of operations in the period in which the revision is determined, with a corresponding adjustment to equity.

We make quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. We have selected the alternative transition method (under FSP FAS 123(R)-3) in order to calculate the tax pool.

Our current share-based payment plans do not provide for cash settlement of options.

Income tax
We operate in various tax jurisdictions in Europe, Asia and the United States and must comply with the tax laws and regulations of each of these jurisdictions.

We use the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. Furthermore tax assets are recognized for the tax effect of incurred net operating losses. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance is recorded to reduce the carrying amounts of those assets.

We continuously assess our ability to realize our deferred tax assets resulting from net operating loss carry-forwards. The total amount of tax effect of the loss carry-forwards as of December 31, 2008 was EUR 57.8 million, which resides completely with ASML US, Inc. and US based subsidiaries of ASML US Inc. We believe that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations, possible tax planning alternatives available to us, and a realignment of group assets that we effectuated during the period 2001 through 2003 that included the transfer of certain tangible and intangible assets of ASML US, Inc. to ASML Netherlands B.V. The value of the assets transferred has resulted and will result in income recognized and to be recognized by ASML US, Inc., which we believe, together with projected future taxable income from operations will be sufficient to absorb the net operating losses that ASML US, Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of the asset transfer and the remuneration of ASML US, Inc. for intercompany services rendered, in 2002 we requested a bilateral advance pricing agreement (“APA”) from the United States and Netherlands tax authorities which resulted in September 2007 in two duly signed APAs between certain ASML subsidiaries and the tax authorities of the United States and the Netherlands. The APAs will be valid through 2009 with the possibility of extension (see also Note 19 to our consolidated financial statements).

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

Consistent with the provisions of FIN 48, as of December 31, 2008 we classified the liability for unrecognized tax benefits amounting to EUR 124.2 million as non-current liabilities because payment of cash was not anticipated within one year of the balance sheet date, which compares to EUR 110.3 million as at December 31, 2007. These non-current income tax liabilities are recorded in deferred tax and other tax liabilities in the consolidated balance sheets. The total liability for unrecognized tax benefits, if recognized, would have a favorable effect on the Company’s effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the

ASML ANNUAL REPORT 2008

consolidated balance sheets of December 31, 2007 amounted to EUR 21.5 million and as of December 31, 2008 amounted to EUR 23.6 million; these amounts were also classified as non-current liabilities consistent with the provisions of FIN 48.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

	2007	2008
(in millions)	EUR	EUR
Balance, January 1	138.3	110.3
Gross increases – tax positions in prior period	17.7	13.0
Gross decreases – tax positions in prior period	(30.3)	(6.5)
Gross increases – tax positions in current period	26.6	15.2
Settlements	(35.5)	(5.0)
Lapse of statute of limitations	(6.5)	(2.8)

Balance, December 31	110.3	124.2

For the year ended December 31, 2008, there were no material changes compared to 2007 related to the liability for unrecognized tax benefits that impacted the Company’s effective tax rate.

The Company estimates that the total liability of unrecognized tax benefits will change with EUR 5.2 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements and expiration of statute of limitations which are expected to have a favorable effect on the Company’s effective tax rate.

There were three main topics on which we reached agreement with the fiscal authorities in 2008 that have affected our effective tax rate. For these three main topics and their related tax positions the more-likely-than-not recognition threshold of FIN 48 was not met as of December 31, 2007.

In the course of 2008, we reached agreement with the Netherlands tax authorities on determination of the tax benefits resulting from application of the so-called “Royalty Box”, a Netherlands tax measure intended to stimulate innovation. The Royalty Box mechanism partly exempts income attributable to research efforts and protected by patents from taxation, resulting in taxation of so called patent income at an effective corporate income tax rate of 10.0 percent instead of 25.5 percent. This agreement covered the Royalty Box for the years 2007, 2008 and the years thereafter.

We also reached agreement with the Netherlands tax authorities on the valuation of intellectual property rights acquired in the United States against a fixed historical U.S. dollar exchange rate.

Finally, we reached agreement with the Netherlands tax authorities on the balance of the temporarily depreciated investment in ASML’s United States subsidiary. This depreciated amount has to be added back to taxable income in the period 2006-2010 in five equal installments.

The benefit of the Royalty Box for both 2007 and 2008, the benefit of the recognized deferred tax asset for intellectual property rights and the benefit of the temporarily depreciated investment have all been recorded in the provision for income taxes for 2008. As a result, ASML booked a tax income of approximately EUR 70 million.

Results of Operations
The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors”.

ASML ANNUAL REPORT 2008

Set forth below our consolidated statements of operations data for the three years ended December 31, 2008:

Year ended December 31	2006[1]	2007[1,2]	2008
(in millions)	EUR	EUR	EUR
Total net sales	3,581.8	3,768.2	2,953.7
Cost of sales	2,127.8	2,218.5	1,938.2
Gross profit on sales	1,454.0	1,549.7	1,015.5
Research and development costs	413.7	510.5	538.3
Amortization of in-process research and development costs	—	23.2	—
Research and development credits	(27.1)	(24.4)	(22.2)
Selling, general and administrative costs	204.8	225.7	212.3
Income from operations	862.6	814.7	287.1
Interest income (expense), net	(0.9)	33.5	22.6
Income from operations before income taxes	861.7	848.2	309.7
(Provision for) benefit from income taxes	(243.2)	(177.2)	12.7
Net income	618.5	671.0	322.4

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
2	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

Set forth below are our consolidated statements of operations from operations data for the three years ended December 31, 2008, expressed as a percentage of our total net sales:

Year ended December 31	2006[1]	2007[1,2]	2008
(as percentage of net sales)
Total net sales	100.0	100.0	100.0
Cost of sales	59.4	58.9	65.6
Gross profit on sales	40.6	41.1	34.4
Research and development costs	11.6	13.5	18.2
Amortization of in-process research and development costs	—	0.6	—
Research and development credits	(0.8)	(0.6)	(0.7)
Selling, general and administrative costs	5.7	6.0	7.2
Income from operations	24.1	21.6	9.7
Interest income, net	—	0.9	0.8
Income from operations before income taxes	24.1	22.5	10.5
(Provision for) benefit from income taxes	(6.8)	(4.7)	0.4
Net income	17.3	17.8	10.9

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
2	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2008

Results of operations 2008 compared with 2007

Consolidated sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2007 and 2008.

		2007[1]			2008
	First	Second	Full	First	Second	Full
	half year	half year	year	half year	half year	year
Net sales (EUR million)	1,879	1,889	3,768	1,763	1,191	2,954
Net system sales (EUR million)	1,673	1,678	3,351	1,546	971	2,517
Net service and field option sales (EUR million)	206	211	417	217	220	437
Total systems recognized	146	114	260	89	62	151
Total new systems recognized	131	104	235	74	41	115
Total used systems recognized	15	10	25	15	21	36
Gross profit on sales (% of sales)	41.3	41.0	41.1	40.3	25.6	34.4
ASP for systems (EUR million)	11.5	14.7	12.9	17.4	15.7	16.7
ASP for new systems (EUR million)	12.5	15.6	13.8	20.0	21.2	20.4
ASP for used systems (EUR million)	2.8	5.5	3.9	4.6	4.9	4.8

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

Net sales decreased by EUR 814 million or 21.6 percent from EUR 3,768 million in 2007 to EUR 2,954 million in 2008. The decrease in net sales mainly relates to a decrease in net system sales of EUR 834 million, from EUR 3,351 million in 2007 to EUR 2,517 million in 2008 mainly attributable to a lower number of systems shipped (-41.9 percent), partly offset by an increased ASP (+29.5 percent). Net service and field option sales increased from EUR 417 million in 2007 to EUR 437 million in 2008.

The number of systems shipped decreased by 41.9 percent from 260 systems in 2007 to 151 systems in 2008. The year 2008 was characterized by significant overall economic uncertainty fuelled by the current global financial market crisis and economic downturn. This led to lower overall semiconductor end-demand. Against this background our customers started to re-assess their strategic alliances and their investments to match production capacity to end-demand, resulting in a delay of non leading-edge production capacity additions. While lithography equipment buyers are reducing standard production capacity, their willingness to invest in leading-edge immersion technology, however, remained strong as this technology enables lithography equipment buyers to reduce their cost aggressively.

The ASP of our systems increased by 29.5 percent from EUR 12.9 million in 2007 to EUR 16.7 million in 2008. This increase was mainly driven by a change in product mix reflecting the continued shift in market demand to our leading-edge technology systems (as customers continued their ramp-up of volume manufacturing with our leading-edge immersion systems for 45 nm Flash and 55 nm DRAM) with higher ASPs driven by the shrink roadmaps of our customers.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2008 increased to 36 from 25 in 2007, reflecting increased demand for older systems to produce less complex ICs following the lower overall semiconductor end-demand than anticipated. The ASP for used systems increased from EUR 3.9 million in 2007 to EUR 4.8 million in 2008, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family and TWINSCAN family.

Through 2008, 17 of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2008, sales to the largest customer accounted for EUR 754 million, or 25.5 percent of our net sales. In 2007, sales to the largest customer accounted for EUR 818 million, or 21.7 percent of our net sales.

Gross profit decreased from EUR 1,550 million or 41.1 percent of net sales in 2007 to 1,016 million or 34.4 percent of net sales in 2008. Gross margin was negatively impacted by restructuring and impairment charges (-4.6 percent), by capacity losses consistent with lower production levels (-4.3 percent) and by a changed product mix (-0.8 percent) partly offset by increased ASPs (1.7 percent) and decreased cost of goods (1.9 percent) reflecting the results of our continuous cost of goods reduction programs.

ASML ANNUAL REPORT 2008

We started 2008 with an order backlog of 89 systems. In 2008, we booked orders for 115 systems, received order cancellations or push-outs beyond 12 months of 12 systems and recognized sales for 151 systems. This resulted in an order backlog of 41 systems as of December 31, 2008. The total value of our backlog as of December 31, 2008 amounted to EUR 755 million with an ASP of EUR 18.4 million, compared with a backlog of EUR 1,697 million with an ASP of EUR 19.1 million as of December 31, 2007. See also Item 5.D. “Trend Information”.

Research and development
Research and development costs increased by EUR 27 million or 5.4 percent from EUR 511 million in 2007 to EUR 538 million in 2008. This increase reflects continued investment in technology in 2008 through investments in the development of enhancements of the next generation TWINSCAN systems based on immersion, double patterning and EUV.

Amortization of in-process research and development costs of EUR 23 million in 2007 relates to a one-off charge related to the Brion acquisition.

Research and development credits are EUR 22 million in 2008 compared to EUR 24 million in 2007.

Selling, general and administrative costs
Selling, general and administrative costs decreased by 5.9 percent from EUR 226 million in 2007 to EUR 212 million in 2008. In anticipation to the lower sales level we reduced selling, general and administration costs

Net interest income
Net interest income decreased from EUR 33 million in 2007 to EUR 23 million in 2008. Our interest income relates to interest earned on our cash and cash equivalents. In 2008 interest income decreased mainly as a result of a lower average cash balance and slightly lower interest rates. While operating cash flows remained positive, the average cash balance decreased mainly as a result of the share buyback programs implemented in the fourth quarter of 2007 and in the first quarter of 2008, the dividend paid in 2008 and cash used for capital expenditures.

Income taxes
Income taxes represented -4.1 percent of income before taxes in 2008, compared to 20.9 percent in 2007. The decrease in income taxes in 2008 is mainly related to three main items on which we reached agreement with the Netherlands tax authorities. These items are the treatment of taxable income related to ASML’s patent portfolio, the valuation of intellectual property rights acquired in the past against historical exchange rates, and the treatment of taxable income related to a temporarily depreciated investment in ASML’s United States subsidiary, all of which had a favorable impact on the Company’s effective tax rate. As a result of these three items, ASML recognized exceptional tax income of approximately EUR 70 million in 2008.

Results of operations 2007 compared with 2006

Consolidated sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2006 and 2007.

		2006[1]			2007[1]
	First	Second	Full	First	Second	Full
	half year	half year	year	half year	half year	year
Net sales (EUR million)	1,565	2,017	3,582	1,879	1,889	3,768
Net system sales (EUR million)	1,388	1,826	3,214	1,673	1,678	3,351
Net service and field option sales (EUR million)	177	191	368	206	211	417
Total systems recognized	123	143	266	146	114	260
Total new systems recognized	97	123	220	131	104	235
Total used systems recognized	26	20	46	15	10	25
Gross profit on sales (% of sales)	40.3	40.8	40.6	41.3	41.0	41.1
ASP for systems (EUR million)	11.3	12.8	12.1	11.5	14.7	12.9
ASP for new systems (EUR million)	13.6	14.2	13.9	12.5	15.6	13.8
ASP for used systems (EUR million)	2.8	3.7	3.2	2.8	5.5	3.9

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2008

We achieved growth in net sales of EUR 186 million or 5.2 percent from EUR 3,582 million in 2006 to EUR 3,768 million in 2007. The increase in net sales mainly relates to an increase in net system sales of EUR 137 million or 4.3 percent, from EUR 3,214 million in 2006 to EUR 3,351 million in 2007 mainly attributable to increased ASPs partly offset by a lower number of systems shipped and to an increase in net service and field option sales of EUR 49 million or 13.3 percent from EUR 368 million in 2006 to EUR 417 million in 2007. The increase in service sales was mainly driven by the growth of our installed system base at customers. The growth of field option sales is positively impacted by the customer demand for system upgrade packages that further enhance system performance.

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

The ASP of our systems increased by 6.6 percent from EUR 12.1 million in 2006 to EUR 12.9 million in 2007. This increase was mainly driven by a change in product mix reflecting the continued shift in market demand to our leading-edge technology systems (as customers commenced their ramp-up of volume manufacturing with our leading-edge immersion systems for 45 nm Flash and 55 nm DRAM) with higher ASPs driven by the shrink roadmaps of our customers. This increase was partly offset by a growing number of i-line systems sold, with relatively low ASPs, in 2007 reflecting our market share gains in this segment of the market.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2007 decreased to 25 from 46 in 2006, reflecting decreased demand for older systems to produce less complex ICs following two years of significant capacity growth. The ASP for used systems increased from EUR 3.2 million in 2006 to EUR 3.9 million in 2007, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family and TWINSCAN family.

Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditures, 18 were customers of ASML in 2007. In 2007, sales to the largest customer accounted for EUR 818 million, or 21.7 percent of our net sales. In 2006, sales to the largest customer accounted for EUR 722 million, or 20.1 percent of our net sales.

Gross profit increased 6.6 percent from EUR 1,454 million or 40.6 percent of net sales in 2006 to 1,550 million or 41.1 percent of net sales in 2007. The gross margin was positively impacted by a changed product mix (0.2 percent) and, more important, by decreased cost of sales (2.4 percent) reflecting the results of our continuous cost of goods reduction programs. Gross margin was negatively impacted by decreased ASPs of mature technology (-2.4 percent). In addition gross margin was positively impacted by currency effects (0.4 percent) partly offset by various other items including lower service gross margin as a result of investments in spare parts related to the introduction of immersion systems for volume manufacturing as well as investments in our ASML Center of Excellence (ACE) in Asia.

We started 2007 with an order backlog of 163 systems. In 2007, we booked orders for 203 systems, received order cancellations or push-outs beyond 12 months of 17 systems and recognized sales for 260 systems. This resulted in an order backlog of 89 systems as of December 31, 2007. The total value of our backlog as of December 31, 2007 amounted to EUR 1,697 million with an ASP of EUR 19.1 million, compared with a backlog of EUR 2,146 million with an ASP of EUR 13.2 million as of December 31, 2006. See also Item 5.D. “Trend Information”.

Research and development
Research and development costs increased by EUR 97 million or 23.4 percent from EUR 414 million in 2006 to EUR 511 million in 2007. The increase reflected further investment in technology in 2007 through investments in the development of the newest versions of our high resolution TWINSCAN systems and enhancements of the next generation TWINSCAN systems based on immersion, double patterning and EUV. In the third quarter of 2007 we shipped the first XT:1900i, capable of imaging features down to 40 nm.

Amortization of in-process research and development costs of EUR 23 million in 2007 relates to a one-off charge related to the Brion acquisition.

Research and development credits are EUR 24 million in 2007 compared to EUR 27 million in 2006.

ASML ANNUAL REPORT 2008

Selling, general and administrative costs
Selling, general and administrative costs increased by 10.2 percent from EUR 205 million in 2006 to EUR 226 million in 2007 reflecting the increased activity level to support sales growth. Over the past two years selling, general and administrative costs increased by 12.2 percent, while net sales grew by 49.0 percent. Continuing cost reduction and efficiency programs contributed to maintaining a relatively low increase in the level of selling, general and administrative costs compared to the increase in net sales and related activity over the two year period ended December 31, 2007.

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

Income taxes
Income taxes represented 20.9 percent of income before taxes in 2007, compared to 28.2 percent in 2006. The decrease in income taxes in 2007 is mainly related to a favorable settlement of unrecognized tax benefits. In addition a corporate tax rate reduction in the Netherlands also contributed to a decrease in income taxes. As of January 1, 2007, we implemented FIN 48 “Accounting for uncertainty in income taxes”. The cumulative effect of implementing FIN 48 was an increase in the tax liability for uncertain tax positions against retained earnings of EUR 7.6 million at January 1, 2007.

Foreign Exchange Management
See Item 3.D. “Risk Factors, Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 4 to our consolidated financial statements.

New U.S. GAAP Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This statement replaces FASB Statement No. 141 “Business Combinations”. SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This FASB statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact that SFAS 141(R) may have on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently assessing the impact that FSP SFAS 142-3 may have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The Statement defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application) as of the beginning of the fiscal year in which this Statement is initially applied.

In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective date of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for certain non-recurring fair value measurements of non-financial assets and liabilities until fiscal years beginning after November 15, 2008. We are currently assessing the impact that the adoption of SFAS No. 157 as delayed by FSP FAS 157-2 may have on our consolidated financial statements. ASML has only partially adopted SFAS 157. We have not applied SFAS 157 for impairment assessments of non-financial long-lived assets and goodwill.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair value of a Financial Asset in a Market That Is Not Active” (“FSP FAS 157-3”), which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP FAS 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and

ASML ANNUAL REPORT 2008

unobservable data to measure fair value. The guidance in FSP FAS 157-3 is effective immediately and will apply to ASML upon adoption of SFAS 157. We believe that the adoption of FSP FAS 157-3 for the items currently deferred by FSP FAS 157-2 will not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). This statement is intended to enhance required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash-flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently assessing the impact that SFAS 161 may have on our consolidated financial statements.

B. Liquidity and Capital Resources
We generated cash from operating activities of EUR 701 million and EUR 281 million in 2007 and 2008, respectively. The primary components of cash provided by operating activities in 2008 were net income (EUR 322 million), depreciation (EUR 118 million) and inventory obsolescence (EUR 140 million) partially offset by a cash outflow of EUR 309 million due to changes to assets and liabilities. The changes in assets and liabilities mainly relate to lower income taxes payable of EUR 158 million, lower accounts payable of EUR 94 million, higher other receivables of EUR 76 million, higher inventories of EUR 88 million, partly offset by lower accounts receivable of EUR 132 million.

We used EUR 362 million for investing activities in 2007 and EUR 260 million in 2008. The 2007 expenditures included EUR 188 million for the Brion acquisition. The majority of the 2008 expenditures was spent on the finalization of the construction of production facilities in Veldhoven and Taiwan and, to a lesser extent, machinery and equipment and information technology investments.

Net cash used in financing activities was EUR 715 million in 2007 compared to EUR 184 million in 2008. Net cash used in financing activities mainly included EUR 108 million as a result of our 2008 dividend payment, 88 million for share buyback programs and 11 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options. In 2007, cash provided by financing activities mainly included EUR 594 million net proceeds from the issuance in June 2007 of a Eurobond, EUR 80 million from the issuance of shares in connection with the exercises of employee stock options. In 2007, cash used by financing activities mainly included EUR 1,372 million for share buyback programs (including the synthetic share buyback) and EUR 10 million for the redemption of debt. See also Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Our principal sources of liquidity consist of EUR 1,109 million of cash and cash equivalents as of December 31, 2008, EUR 500 million of available credit facilities as of December 31, 2008 and cash-flows from operations. The credit facility contains a restrictive covenant that the Company maintains a minimum financial condition ratio, calculated with a contractually agreed formula. ASML was in compliance with this covenant as of December 31, 2008 and 2007. ASML does not currently anticipate any difficulty in continuing to meet this covenant requirement. For further details of our credit facilities, see Note 15 to our consolidated financial statements. In addition to cash and available credit facilities, from time to time we may raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances, are sufficient to satisfy our requirements in the foreseeable future.

We expect a reduction of cash outflow from investing activities in 2009 as we will finalize the production facilities (for our latest technologies such as EUV and double patterning). We expect that our capital expenditures in 2009 could be approximately EUR 200 million, a decrease of EUR 122 million compared to 2008. We expect that a significant part of the 2009 expenditures will be allocated to the finalization of the construction and upgrades of production facilities in the Netherlands. See also Item 4.D. “Property, Plant and Equipment”. We expect to finance 2009 capital expenditures out of our cash flow from operations and available cash and cash equivalents.

As general strategy we seek to maintain our strategic target level of cash and cash equivalents between EUR 1.0 and 1.5 billion. To the extent that our cash and cash equivalents exceed this target and there are no investment opportunities that we wish to pursue, we will consider returning excess cash to our shareholders, including through share buybacks, dividends and capital repayment. Implementation of additional share buy back programs will depend on the recovery of the industry and economy.

We have repayment obligations in 2017, amounting to EUR 600 million, on our 5.75 percent senior notes due 2017. We currently intend to fund any future repayment obligations primarily with cash on hand and cash generated through operations. A description of our senior bond and lines of credit is provided in Note 15 to our consolidated financial statements.

ASML ANNUAL REPORT 2008

Our contractual obligations and commercial commitments are disclosed in further detail in Item 5.F. “Tabular Disclosure of Contractual Obligations” and Note 16 to our consolidated financial statements.

See Notes 5 and 15 to our consolidated financial statements for discussion of our funding, treasury policies and our long-term debt.

C. Research and Development, Patents and Licenses, etc.

Research and Development
See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results”.

Intellectual Property Matters
See Item 3.D. “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property”.

D. Trend Information
The severity of the global economic downturn has caused semiconductor manufacturers to delay their investment plans. Independent market researchers are lowering their estimates for the 2008 and 2009 integrated circuit unit forecasts as a result of the weakening economy. The uncertainty as to the timing of a semiconductor product end-demand pick up and the time needed to complete the current consolidation and restructuring activities in the memory sector, makes a recovery prediction impossible. We have therefore taken decisive actions to adjust its cost structure to cope with these exceptional economic circumstances so we can generate cash at a low level of sales, without impacting our current key technology development roadmap. In addition, ASML plans to maintain a level of manufacturing capacity to be able to ramp up production to meet customer needs without lengthy lead times, as the lithography market may pick up quickly once product end-demand recovers.

In December 2008, ASML received approval to participate in the Labor Time Reduction Program, a Netherlands government program that helps companies to reduce working hours for employees without impacting their salaries. Employees receive part of their wages and salaries from the national unemployment fund on the condition they will spend non-working hours on training and education. The plan is designed to protect employment in viable industries during an exceptionally severe downturn such as the current one. It is a temporary measure consisting of an initial period of six weeks that can be renewed up to three times, pending government approval for each period. Extension for a further six weeks will be requested early 2009. The effect of this measure is that the labor time of 1,100 of our payroll employees in the Netherlands will be reduced by 50 percent for six weeks as of January 5, 2009. This measure will decrease our salary expenses by 35 percent for this group of employees in the applicable period, amounting to EUR 1.5 million per applicable period in 2009.

ASML has reduced costs through a comprehensive company-wide efficiency program, without impacting key research and development projects. The Company has been able to react quickly by using the flexibility of our business model, including significant use of flexible contract labor. ASML still has an extensive pool of flexible contract labor and the Company intends to avoid forced redundancies. By the first quarter of 2009 we expect to have cut our operational expenses by EUR 50 million per quarter. We expect that these savings, in combination with reduced components purchasing and the assembly of components already in inventory, will help us generate positive operating cash flow during the first quarter of 2009. Also, about half of our quarterly cost savings will be sustainable when the economy recovers, making ASML a more profitable company.

The trends discussed in this Item 5.D. “Trend information” are subject to risks and uncertainties. See “Part I — Special Note Regarding Forward Looking Statements”.

The following table sets forth our backlog of systems as of December 31, 2007 and 2008.

Year Ended December 31	2007	2008
Backlog sales of new systems (number)	79	33
Backlog sales of used systems (number)	10	8
Backlog sales of total systems (number)	89	41
Value of backlog new systems (EUR million)	1,650	719
Value of backlog used systems (EUR million)	47	36
Value of backlog of total systems (EUR million)	1,697	755
ASP for new systems (EUR million)	20.9	21.8
ASP for used systems (EUR million)	4.7	4.5
ASP for total systems (EUR million)	19.1	18.4

ASML ANNUAL REPORT 2008

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

The decrease in the total value of the backlog was primarily the result of increased uncertainty about future global economic market conditions and the impact on the overall semiconductor end-demand. As a result, we currently see a trend in customer order behavior toward ordering on a system by system basis when needed rather than ordering systems on a 12-month rolling capacity planning basis.

ASML expects first quarter 2009 net sales between EUR 180 million to EUR 200 million, and gross margin in the first quarter of 2009 about 8 percent. Research and development expenditures are expected to be at EUR 117 million net of credits and selling, general and administrative costs are expected at EUR 44 million.

E. Off-Balance Sheet Arrangements
We have various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Other contractual arrangements, namely operating lease commitments and purchase obligations, are not generally required to be recognized as liabilities on our consolidated balance sheets but are required to be disclosed.

Variable Interest Entities
In December 2003, the FASB issued FIN 46(R) “Consolidation of Variable Interest Entities”. Under FIN 46(R), an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will either absorb a majority of the entity’s expected losses if they occur, or receive a majority of the entity’s expected residual returns if they occur.

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

ASML has determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash-flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other variable interest holders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary.

ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.

Purchase Obligations
We enter into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements mainly regarding goods. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in our financial statements. As of December 31, 2008, we had purchase commitments for a total amount of approximately EUR 978 million, compared to EUR 1,405 million as of December 31, 2007. The current commitment level has decreased compared to 2007, which is mainly due to lower market demand. In our negotiations with suppliers we continuously seek to align our purchase commitments with our business objectives. We are able to delay the main part of our purchase commitments with one or two years. See also Item 5.F. “Tabular Disclosure of Contractual Obligations”.

ASML ANNUAL REPORT 2008

Other Off-Balance Sheet Arrangements
We have certain additional commitments and contingencies that are not recorded on our balance sheet but may result in future cash requirements.

We provide guarantees to third parties in connection with transactions entered into in the ordinary course of business from time to time.

F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2008 can be summarized as follows:

		Less than			After
Payments due by period	Total	1 year	1-3 years	3-5 years	5 years
(In thousands)	EUR	EUR	EUR	EUR	EUR
Long Term Debt Obligations, including interest expenses[1]	957,550	34,500	69,000	69,000	785,050
Operating Lease Obligations	152,454	36,865	50,982	31,553	33,054
Purchase Obligations	978,250	919,586	34,532	7,341	16,791
Unrecognized tax benefits	124,202	5,247	34,900	14,324	69,731
Other Liabilities[2]	1,131	1,131	—	—	—

Total Contractual Obligations	2,213,587	997,329	189,414	122,218	904,626

1	We refer to Note 15 to the consolidated financial statements for the amounts excluding interest expenses.
2	Other liabilities relate to a finance lease agreement regarding software.

ASML ANNUAL REPORT 2008

Long term debt obligations relate to interest payments and the redemption of the principal amount of the Eurobond. Reference is made to note 15 to the consolidated financial statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 42 million, EUR 46 million and EUR 43 million for the years ended December 31, 2006, 2007 and 2008 respectively.

Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2008 as follows:

Purchase options		Less than			After
due by period	Total	1 year	1-3 years	3-5 years	5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	58,004	2,269	—	8,250	47,485

Purchase obligations include purchase commitments with vendors in the ordinary course of business. We are able to delay the main part of our purchase commitments for one or two years.

Unrecognized tax benefits relate to a liability for uncertain tax positions. Reference is made to Note 19 to the consolidated financial statements.

G. Safe Harbor
See Part I “Special Note Regarding Forward Looking Statements”.

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management
The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Year of Birth	Term Expires
Arthur P.M. van der Poel[1,3,4]	Chairman of the Supervisory Board	1948	2012
Jan A. Dekker[1,4]	Member of the Supervisory Board	1939	2009
Jos W.B. Westerburgen[2,3]	Member of the Supervisory Board	1942	2009
Fritz W. Fröhlich[1]	Member of the Supervisory Board	1942	2012
Ieke C.J. van den Burg[2]	Member of the Supervisory Board	1952	2009
OB Bilous[3,4]	Member of the Supervisory Board	1938	2009
William T. Siegle[4]	Member of the Supervisory Board	1939	2011
Eric Meurice	President, Chief Executive Officer and Chairman of the Board of Management	1956	2012
Peter T.F.M. Wennink	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1957	N/A5
Martin A. van den Brink	Executive Vice President Marketing & Technology and Member of the Board of Management	1957	N/A5
Klaus P. Fuchs[6]	Executive Vice President Operations and Member of the Board of Management	1958	2010
Frits J. van Hout[7]	Executive Vice President and Member of the Board of Management	1960	2013

1	Member of the Audit Committee.
2	Member of the Remuneration Committee.
3	Member of the Selection and Nomination Committee.
4	Member of the Technology and Strategy Committee.
5	There are no specified terms for members of the Board of Management appointed prior to March 2004.
6	Mr. Fuchs resigned from his position on the Board of Management, effective January 1, 2009.
7	Mr. Van Hout’s appointment to ASML’s Board of Management is subject to notification of the General Meeting of Shareholders, scheduled on March 26, 2009.
8	ASML’s Supervisory Board will nominate two new members for appointment of the Supervisory Board: Mrs. Pauline F.M. van der Meer Mohr and Mr. Wolfgang Ziebart. These appointments will be on the agenda for the Annual General Meeting of Shareholders to be held on March 26, 2009.

Effective April 3, 2008, Mr. Van der Poel and Mr. Fröhlich retired by rotation from the Supervisory Board and were both reappointed as members of the Supervisory Board. Effective June 4, 2008, Mr. Deusinger resigned from his position in the Supervisory Board. Ms. Van den Burg, Mr. Bilous, Mr. Dekker and Mr. Westerburgen will retire by rotation from the Supervisory

ASML ANNUAL REPORT 2008

Board on March 26, 2009. As Mr. Dekker will have been a member of the Supervisory Board for a period of twelve years in 2009, he is not eligible for reappointment. The other members of the Supervisory Board are eligible for reappointment.

There are no family relationships among the members of our Supervisory Board and Board of Management.

Since 2005, the Works Council of ASML Netherlands B.V. has an enhanced right to make recommendations (which recommendation may be rejected by the Supervisory Board in limited circumstances) for nomination of at least one-third of the members of the Supervisory Board. See Item 6.C. “Board Practices, Supervisory Board”. At the 2005 General Meeting of Shareholders, Ms. Van den Burg was appointed pursuant to this recommendation right. At the General Meeting of Shareholders to be held on March 26, 2009, Mrs. Pauline F.M. van der Meer Mohr will be due for appointment pursuant to this enhanced right of recommendation. In accordance with our Articles of Association, the Works Council will have an enhanced recommendation right at the 2009 General Meeting of Shareholders with respect to the re-appointment of Ms. Van den Burg and the appointment of Mrs. Van der Meer Mohr as an additional Supervisory Board member.

Director and Officer Biographies

Arthur P.M. van der Poel
Mr. Van der Poel was appointed to our Supervisory Board in March 2004 and was appointed as Chairman in 2007. Until 2001 he was the Chief Executive Officer of Philips Semiconductors. Mr. Van der Poel is a former member of the Board of Management (until April 2003) and a former member of the Group Management Committee of Royal Philips Electronics. Mr. Van der Poel is a member of the Board of Directors of Gemalto Holding N.V. and serves as a member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.

Jan A. Dekker
Mr. Dekker has served on our Supervisory Board since 1997. Mr. Dekker is the former Chief Executive Officer of TNO from which he retired in November 2003. He currently serves on the Supervisory Boards of Koninklijke BAM Group N.V. and Syntens and he is also President of the Royal Institute of Engineers (KIVI NIRIA).

Jos W.B. Westerburgen
Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever N.V. and Plc. Mr. Westerburgen currently serves as a member of the Supervisory Board of Unibail-Rodamco S.A. and is also Vice-Chairman of the Board of the Association Aegon.

Fritz W. Fröhlich
Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Boards of Randstad Holding N.V., Draka Holding N.V. and Altana A.G. and serves as a member of the Supervisory Boards of Allianz Nederland N.V. and Rexel S.A.

Ieke C.J. van den Burg
Ms. Van den Burg was appointed to our Supervisory Board in March 2005. She is a former member of the Dutch Social and Economic Council and of the EU Economic and Social Committee. Ms. Van den Burg also held various positions in Dutch and international trade union and labor organizations. Ms. Van den Burg is a member of the European Parliament (“EP”) and serves on the EP’s Committee on Economic and Monetary Affairs and on the Committee on Budget Control. Ms. Van den Burg is a member of the Supervisory Board of APG Group N.V.

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

William T. Siegle
Mr. Siegle was appointed to our Supervisory Board in March 2007. From 1964 until 1990 Mr. Siegle held various technical, management and executive positions at IBM, including Director of the Advanced Technology Center. From 1990 until 2005 Mr. Siegle served as SVP and Chief Scientist at AMD, responsible for the development of technology platforms and manufacturing operations worldwide. He was also chairman of the Board of Directors of SRC, member of the Board of Directors of Sematech and Director of Etec, Inc. and DuPont Photomask, Inc. Currently, Mr. Siegle is a member of the Advisory Board of Acorn Technologies, Inc.

ASML ANNUAL REPORT 2008

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

Klaus P. Fuchs
Mr. Fuchs was appointed as Executive Vice President Operations and member of the Board of Management in 2006 and resigned effective January 1, 2009. Between 2003 and 2005, Mr. Fuchs served as Vice President of Linde AG in Wiesbaden, Germany where he was responsible for strategic direction and operations of its industrial sector. Before that he was technical director and member of the executive board at TRW Aerospace and he also gained experience at Daimler Benz Aerospace as Vice President of electronic systems.

Frits J. van Hout
Mr. Van Hout’s appointment to our Board of Management will be effective as per the notification of the General Meeting of Shareholders, scheduled on March 26, 2009. In 2008, Mr. Van Hout was appointed Executive Vice President Integral Efficiency. After rejoining ASML in 2001, he served as Senior Vice President Customer Support and two Business Units. Mr. Van Hout was previously an ASML employee from its founding in 1984 to 1992, in various roles in engineering and sales. From 1998 to 2001, Mr. Van Hout served as Chief Executive Officer of the Beyeler Group, based in the Netherlands and Germany.

B. Compensation
For details on Board of Management and Supervisory Board remuneration as well as benefits upon termination, see Note 21 to our consolidated financial statements.

ASML has not established in the past and does not intend to establish in the future any stock option or purchase plans or other equity compensation arrangements for members of our Supervisory Board.

Bonus and Profit-sharing plans
For details of employee bonus and profit sharing plans, see Note 17 to our consolidated financial statements.

Pension plans
For details of our pension plans for our employees, see Note 17 to our consolidated financial statements.

C. Board Practices

Board Practices

General
We endorse the importance of good corporate governance, in which independent oversight, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management, the Supervisory Board, our employees and our shareholders.

ASML ANNUAL REPORT 2008

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

ASML ANNUAL REPORT 2008

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

The Netherlands Corporate Governance Code (the “Code”) came into effect on January 1, 2004. A full report on ASML’s compliance with the Code is required to be included in the Company’s statutory annual report. Netherlands listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why. On December 10, 2008 the Dutch Corporate Governance Code Monitoring Committee presented an amended Code to the groups that have requested the changes and to the Ministers of Finance, Justice and Economic Affairs. The amended Code will be effective from the financial year starting on January 1, 2009 and ASML will report on its compliance with the amended Code in its statutory annual report for the year ended December 31, 2009.

Pursuant to the Code’s recommendations, ASML has included a separate chapter on corporate governance in its statutory annual report.

Committees of ASML’s Supervisory Board
While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to its four committees: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee and the Technology and Strategy Committee. Members of these committees are appointed from among the Supervisory Board members.

The chairman of each committee reports to the Supervisory Board verbally and when deemed necessary in writing, the issues and items discussed in each meeting. In addition, the minutes of each committee are distributed to all members of the Supervisory Board.

Audit Committee
ASML’s Audit Committee is composed of three members of the Supervisory Board. The current members of our Audit Committee are Fritz Fröhlich (chairman), Arthur van der Poel and Jan Dekker, each of whom is an independent, non-executive member of the Supervisory Board. The Supervisory Board has determined that Fritz Fröhlich qualifies as the Audit Committee financial

ASML ANNUAL REPORT 2008

expert pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Our external auditor, our Chief Executive Officer, our Chief Financial Officer, our Corporate Controller, our Director Internal Audit, as well as other ASML employees invited by the chairman of the Audit Committee may also attend the meetings of the Audit Committee.

The Audit Committee assists the Supervisory Board in:

•	overseeing the integrity of our financial statements and related non-financial disclosure;
•	overseeing the qualifications, independence and performance of the external auditor; and
•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls over financial reporting.

In 2008, the Audit Committee met four times and held five conference calls. At these meetings the Audit Committee reviewed our quarterly earnings announcements and our audited annual consolidated financial statements, discussed the financing policy as well as the system of internal controls over financial reporting and related audit findings, approved the internal and external audit plan and related audit fees and pre-approved any audit and non-audit services to be rendered by our external auditor.

Remuneration Committee
ASML’s Remuneration Committee is currently composed of two members of the Supervisory Board (one vacancy). The current members of our Remuneration Committee are Jos Westerburgen (chairman) and Ieke van den Burg. The Remuneration Committee is responsible for the preparation of the remuneration policy for the Board of Management.

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

In 2008, the Remuneration Committee held four meetings and its members also discussed certain topics by conference calls various times. During 2008, the main subjects of the meetings of the Remuneration Committee were the revised 2008 remuneration policy for the Board of Management, the remuneration of the members of ASML’s Board of Management, including the benchmarking of ASML’s peer group to determine the 2008 remuneration of the individual members of the Board of Management, and discussions on ASML’s stock-based Equity Plans for 2008.

Selection and Nomination Committee
ASML’s Selection and Nomination Committee is composed of three members of the Supervisory Board. The current members of our Selection and Nomination Committee are Jos Westerburgen (chairman), Arthur van der Poel and OB Bilous.

The Selection and Nomination Committee assists the Supervisory Board in:

•	preparing the selection criteria and appointment procedures for members of the Company’s Supervisory Board and Board of Management;
•	periodically evaluating the scope and composition of the Board of Management and the Supervisory Board, and proposing the profile of the Supervisory Board in relation thereto;
•	periodically evaluating the functioning of the Board of Management and the Supervisory Board and the individual members of those boards and reporting the results thereof to the Supervisory Board; and
•	proposing (re-)appointments of members of the Board of Management and the Supervisory Board, and supervising the policy of the Board of Management in relation to the selection and appointment criteria for senior management.

The Selection and Nomination Committee held three scheduled meetings and several ad hoc meetings in 2008.

Technology and Strategy Committee
ASML’s Technology and Strategy Committee is composed of four members of the Supervisory Board. The current members of our Technology and Strategy Committee are Jan Dekker (chairman), Arthur van der Poel, OB Bilous and William Siegle. In addition, the Technology and Strategy Committee may appoint one or more advisors from within the Company and/or from

ASML ANNUAL REPORT 2008

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

The Technology and Strategy Committee held three meetings in 2008. The main subjects of the meetings of the Technology and Strategy Committee in 2008 were the Company’s technology roadmap, including EUV lithography, immersion technology, double patterning, and holistic lithography. The Committee also reviewed the proposed Technology Leadership Index, being one of the targets for the Board of Management, and provided the Remuneration Committee with its advice on this topic.

Disclosure Committee
ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under US and Netherlands law and applicable stock exchange rules. The Disclosure Committee comprises various members of senior management, and reports to the Chief Executive Officer and Chief Financial Officer. The Disclosure Committee informs the Audit Committee about the outcome of the Disclosure Committee meetings. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the Disclosure Committee assists the Chief Executive Officer and Chief Financial Officer in the maintenance and evaluation of disclosure controls and procedures as well as internal control over financial reporting.

During 2008, the Disclosure Committee reviewed the quarterly earnings announcements and our audited annual consolidated financial statements and other public announcements containing financial information. The Internal Control Committee, comprising three members of the Disclosure Committee, assists the Disclosure Committee in preparing its advice to the Chief Executive Officer and Chief Financial Officer on the assessment of ASML’s disclosure controls and procedures and internal control over financial reporting.

Variations from Certain NASDAQ Corporate Governance Rules
NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws. The practices followed by ASML in lieu of NASDAQ rules are described below:

•	ASML does not follow NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with Netherlands law and Netherlands generally accepted business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.
•	ASML does not follow NASDAQ’s requirements regarding the provision of proxy statements for General Meetings of Shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies: the solicitation of proxies is not a generally accepted business practice in the Netherlands. ASML does provide shareholders with an agenda and other relevant documents for the General Meeting of Shareholders.
•	ASML does not follow NASDAQ’s requirement regarding distribution to shareholders of copies of an annual report containing audited financial statements prior to the Company’s Annual General Meeting of Shareholders. The distribution of annual reports to shareholders is not required under Netherlands corporate law or Netherlands securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Netherlands companies not to distribute annual reports. In part, this is because the Netherlands system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Netherlands listing agent as stated in the convening notice for the meeting) as from the day of convocation of the Annual General Meeting of Shareholders. In addition, we post a copy of our annual report on our website prior to the Annual General Meeting of Shareholders.

NASDAQ rules require shareholder approval of stock option plans available to officers, directors or employees. However, NASDAQ has granted ASML an exemption from this requirement (foreign private issuers are no longer required to obtain an exemption, but may follow home country practice in lieu of NASDAQ corporate governance rules, subject to exceptions).

D. Employees
As of December 31, 2008, we employed 6,930 payroll employees in FTEs primarily in manufacturing, product development and customer support activities. As of December 31, 2006 and 2007, the total number of payroll employees in FTEs was 5,594 and

ASML ANNUAL REPORT 2008

6,582 respectively. In addition, as of December 31, 2008, the total number of temporary employees in FTEs was 1,329. As of December 31, 2006 and 2007, the total number of temporary employees in FTEs was 1,725 and 1,486 respectively. For a more detailed description of payroll employee information, including a breakdown of our employees in FTEs by sector, see Notes 17 and 22 to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

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

E. Share Ownership
Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 21 to our consolidated financial statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in Note 17 to our consolidated financial statements which are incorporated herein by reference.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders
The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by the members of the Supervisory Board and members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2008. The information set forth below is solely based on public filings with the SEC and AFM (Autoriteit Financiële Markten) on December 31, 2008.

	Shares		Percent of
Identity of Person or Group	Owned		Class
FMR LLC[1]	56,750,236		13.1%
Capital World Investors[2]	25,882,170		5.9%
PRIMECAP Management Company[3]	23,383,824		5.4%
Artisan Investment Corporation[4]	0	[4]	5.1%	[4]
Members of ASML’s Supervisory Board and Board of Management, as a group (4 persons)[5]	1,561,328		*

*	Less than 1 percent.

1	Based solely on the Schedule 13-G filed by FMR LLC with the Commission on November 10, 2008.
2	Based solely on the Schedule 13-G/A filed by Capital World Investors with the Commission on February 11, 2008. Capital Research and Management Company filed a notification with the AFM on December 5, 2007 disclosing a holding of 205,964,487 votes (representing 5.19% of the voting rights in ASML). On February 13, 2008, Capital Research and Management Company filed a Schedule 13G/A with the Commission stating that it did not beneficially own any ASML shares and that its investment divisions, including Capital World Investors would file separate ownership reports reflecting their December 31, 2007 holdings.
3	Based solely on the Schedule 13-G/A filed by PRIMECAP Management Company with the Commission on February 14, 2008.
4	Based solely on the notification filed by Artisan Investment Corporation with the AFM on March 14, 2008. According to the notification, Artisan Investment Corporation holds 205,792,353 votes which in turn represent 5.14 percent of the voting rights in ASML. Artisan Investment Corporation’s notification did not disclose the number of ordinary shares it held or the percent of the class that number represents.
5	Four members of our Board of Management own a total of 885,856 unconditional options to purchase ASML shares. These members of our Board of Management together are also entitled to 119,720 conditional performance stock options and 210,001, 187,803 and 157,948 conditional performance stock, for 2006, 2007 and 2008 respectively. The number of performance stock that are ultimately awarded will be determined in the financial year 2009, 2010 and 2011 respectively, and is conditional upon the achievement of performance targets. See Note 21 to our consolidated financial statements for information on options held by and conditional performance stock conditionally awarded to members of our Board of Management on an individual basis. None of the members of the Supervisory Board holds any of our outstanding shares or options on shares.

According to SEC filings, (i) FMR LLC decreased its shareholding from 70,721,194 shares as of February 2006 to 57,681,794 as of February 2007 to 28,506,903 as of October 2007 and to 6,429,585 as of February 2008 and increased its shareholding to 56,750,236 as of November 2008, (ii) Capital World Investors acquired a shareholding of 25,882,170 as of December 2008 and (iii) PRIMECAP Management Company decreased its shareholding from 24,218,000 shares as of September 2006 to 23,825,400

ASML ANNUAL REPORT 2008

as of October 2006, increased its shareholding to 26,144,100 as of March 2007 and decreased its shareholding to 23,383,824 as of December 2008.

Our major shareholders do not have voting rights different from other shareholders. We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association”.

As of December 31, 2008, 136.8 million ordinary shares were held by 364 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

ASML ANNUAL REPORT 2008

not have been approved if the votes at the disposal of the person or entity in violation of a duty under the Act had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.

B. Related Party Transactions
There have been no transactions during our most recent fiscal year, nor are there presently any proposed transactions, which are material to ASML or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets between ASML or any of its subsidiaries and any significant shareholder and any director or officer or any relative or spouse thereof. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to stock options described under Note 17 to our consolidated financial statements.

C. Interests of Experts & Counsel
Not applicable.

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements
See Item 18 “Financial Statements”.

Export Sales
See Note 20 to our consolidated financial statements included in Item 18 “Financial Statements”, which is incorporated herein by reference.

Legal Proceedings
See Item 4.B. “Business Overview, Intellectual Property” and Note 18 to our consolidated financial statements, which are incorporated herein by reference.

Dividend Policy
In 2008, the Company revised its reserves and dividend policy, resulting in dividend payments for 2007, starting with a pay out of EUR 0.25 per ordinary share of EUR 0.09. A proposal will be submitted to the Annual General Meeting of Shareholders on March 26, 2009 to declare a dividend for 2008 of EUR 0.20 per ordinary share of EUR 0.09. Annually, the Board of Management will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders.

For more information see Item 10.B. “Memorandum and Articles of Association” and Item 10.D. “Exchange Controls” and note 24 to our consolidated financial statements.

B. Significant Changes
No significant changes have occurred since the date of our consolidated financial statements. See Item 5.D. “Trend Information”.

Item 9 The Offer and Listing

A. Offer and Listing Details
Our ordinary shares are listed for trading in the form of registered shares on NASDAQ (“New York shares”) and in the form of registered shares on Euronext Amsterdam (“Amsterdam Shares”). The principal trading market of our ordinary shares is Euronext Amsterdam. For more information see Item 10.B. “Memorandum and Articles of Association”.

ASML ANNUAL REPORT 2008

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on NASDAQ, as well as on Euronext Amsterdam.

	NASDAQ		Euronext Amsterdam
	USD		EUR
	High	Low	High	Low

Annual Information
2004	22.32	12.41	17.50	10.26
2005	20.13	14.44	17.12	11.11
2006	25.83	18.46	19.90	14.49
2007	35.79	22.89	24.99	17.15
2008	30.47	12.66	20.97	10.68

Quarterly Information
1st quarter 2007	26.29	22.89	20.39	17.15
2nd quarter 2007	27.91	24.69	20.83	18.34
3rd quarter 2007	33.03	26.64	23.40	19.73
4th quarter 2007	35.79	30.70	24.99	21.62

1st quarter 2008	30.47	22.23	20.97	13.92
2nd quarter 2008	30.30	23.98	19.59	15.19
3rd quarter 2008	25.20	16.29	16.81	11.72
4th quarter 2008	18.84	12.66	14.60	10.68

Monthly Information
July 2008	24.46	22.32	15.37	14.20
August 2008	25.20	22.45	16.81	14.42
September 2008	23.99	16.29	16.80	11.72
October 2008	17.85	14.58	13.60	10.88
November 2008	18.84	12.66	14.60	10.68
December 2008	18.07	13.75	12.75	10.80
January (through Jan. 21) 2009	16.63	15.92	13.05	12.34

(Source: Bloomberg Finance LP)

B. Plan of Distribution
Not applicable.

C. Markets
See Item 9.A. “Offer and Listing Details”.

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

Item 10 Additional Information

A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
The information required by Item 10.B. is incorporated by reference to ASML’s Report on Form 6-K, filed with the Commission on November 2, 2007.

Current Authorizations to Issue and Repurchase Ordinary Shares
Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an

ASML ANNUAL REPORT 2008

amendment to our Articles of Association). The Board of Management requires approval of the Supervisory Board for such an issue.

At our annual General Meeting of Shareholders, held on April 3, 2008, the Board of Management was authorized for a period of 18 months, to issue shares and/or rights thereto representing up to a maximum of 5 percent of our issued share capital as of the date of authorization, plus an additional 5 percent of our issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At our annual General Meeting of Shareholders to be held on March 26, 2009, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 26, 2010.

Holders of our ordinary shares have a preemptive right of subscription in proportion to the aggregate nominal amount of the ordinary shares held by them to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders held on April 3, 2008, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 26, 2009, our shareholders will be asked to grant this authority through September 26, 2010. At this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be requested to be granted for a period of 18 months.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and our Articles of Association. Although Netherlands law provides since June 11, 2008 that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not be more than 50 percent of the issued share capital, our current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not be more than 10 percent of the issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through October 3, 2009 up to a maximum of approximately 27 percent of our issued share capital as of the date of authorization (April 3, 2008) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our annual General Meeting of Shareholders to be held on March 26, 2009, our shareholders will be asked to extend this authority through September 26, 2010.

C. Material Contracts
Not applicable.

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

ASML ANNUAL REPORT 2008

General
The acquisition of ordinary shares by a non-resident of the Netherlands should not be treated as a taxable event for Netherlands tax purposes. The income consequences in connection with owning and disposing of our ordinary shares are discussed below.

Substantial Interest
A person that, directly or indirectly, owns five percent or more of our share capital, or who is entitled to five percent of the voting power in the shareholders meeting, or holds options to purchase five percent or more of our share capital, is deemed to have a substantial interest in our shares, respectively, our options, as applicable. A deemed substantial interest also exists if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no taxable gain has been recognized. Special attribution rules exist in determining the presence of a substantial interest.

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

•	the holder carries on a business in the Netherlands through a permanent establishment or a permanent agent in the Netherlands (Netherlands enterprise) and the ordinary shares are attributable to this permanent establishment or permanent agent, unless the participation exemption (discussed below) applies; or
•	the holder has a substantial interest in our share capital, which is not attributable to his enterprise; or
•	certain assets of the holder are deemed to be treated as a Netherlands enterprise under Netherlands tax law and the ordinary shares are attributable to this Netherlands enterprise.

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

ASML ANNUAL REPORT 2008

•	the dividends are distributed to a qualifying EU corporate holder satisfying the conditions of the EU Parent-Subsidiary Directive; or
•	the rate is reduced by a Tax Treaty.

A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a Tax Treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the Treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15 percent Netherlands withholding tax or, in the case of certain United States corporate shareholders owning at least 10 percent of our voting power, a reduction to five percent, provided that it does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15 percent and are required to file for a refund of such withholding.

A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a Tax Treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the Treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15 percent Netherlands withholding tax or, in the case of certain United States corporate shareholders owning at least ten percent of our voting power, a reduction to five percent, provided that it does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15 percent and are required to file for a refund of such withholding.

A Non-resident Holder may not claim the benefits of the Tax Treaty unless (i) it is a resident of the United States as defined therein, or (ii) it is deemed to be a resident on the basis of the provisions of article 24(4) of the Tax Treaty, and (iii) its entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.

In this respect it is noted that the United States and the Netherlands have agreed on a protocol to the Tax Treaty. It provides for (among others) a 0 percent dividend withholding tax rate on dividends, provided certain requirements are met. One of these requirements is that the shareholder is a company which owns directly shares representing 80 percent of the voting power in our company. In addition, abovementioned article 26 (limitation on benefits) has been adjusted. Some requirements to the various tests mentioned in article 26 will become more severe and others will be moderated.

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

ASML ANNUAL REPORT 2008

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

United States Taxation
The following is a discussion of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a United States Holder acting in the capacity of a beneficial owner (as defined below). This discussion deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, financial institutions, dealers in securities/traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, investors owning directly, indirectly or constructively 10 percent or more of our outstanding voting shares, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local, FIRPTA related United States federal income tax consequences, or non-United States tax consequences.

This discussion is based on the U.S.-Netherlands Income Tax Treaty (“Treaty”) and the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding shares. Prospective purchasers of ordinary shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of United States federal, state, local or non-United States tax laws to which they may be subject.

As used herein, the term “United States Holder” means a beneficial owner of ordinary shares that for United States federal income tax purposes whose holding of ordinary shares does not form part of the business property or assets of a permanent establishment or fixed base in the Netherlands; who is fully entitled to the benefits of the Treaty in respect of such ordinary shares; and is:

•	an individual citizen or resident of the United States;
•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;
•	an estate of which the income is subject to United States federal income taxation regardless of its source; or
•	a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all of its substantial decisions.

If an entity treated as a partnership for United States federal income tax purposes owns ordinary shares, the United States federal income tax treatment of a partner in such partnership will generally depend upon the status and tax residency of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the ordinary shares.

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

ASML ANNUAL REPORT 2008

taxable capital gain. ASML does not maintain calculations of its earnings and profits under United States federal income tax principles.

Subject to limitations provided in the United States Internal Revenue Code, a United States Holder may generally deduct from its United States federal taxable income, or credit against its United States federal income tax liability, the amount of qualified Netherlands withholding taxes. However, Netherlands withholding tax may be credited only if the United States Holder does not claim a deduction for any Netherlands or other non-United States taxes paid or accrued in that year. In addition, Netherlands dividend withholding taxes will likely not be creditable against the United States Holder’s United States tax liability to the extent ASML is not required to pay over the amount withheld to the Netherlands Tax Administration. Currently, a Netherlands corporation that receives dividends from qualifying non-Netherlands subsidiaries may credit source country tax withheld from those dividends against Netherlands withholding tax imposed on a dividend paid by a Netherlands corporation, up to a maximum of three percent of the dividend paid by the Netherlands corporation. The credit reduces the amount of dividend withholding that ASML is required to pay to the Netherlands Tax Administration but does not reduce the amount of tax ASML is required to withhold from dividends.

Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, the Jobs and Growth Tax Reconciliation Act of 2003,(the “2003 Tax Act”) and subsequently the Tax Increase and Prevention Act of 2006 reduces to 15 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2010, so long as the stock has been held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date. The rules governing foreign tax credit are complex and we suggest each United States Holder to consult its own tax advisor to determine whether, and to what extent, a foreign tax credit will be available. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-United States corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (ii) the non-United States corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program and the Tax Treaty has been identified as a qualifying treaty. Individual United States Holders should consult their tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.

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

Information Reporting and Backup Withholding
Information returns may be filed with the IRS in connection with payments on the ordinary shares or proceeds from a sale, redemption or other disposition of the ordinary shares. A “backup withholding” tax may apply to these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules might be refunded (or credited against the beneficial owner’s United States federal income tax liability, if any) depending on the facts and provided that the required information is furnished to the IRS.

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

ASML ANNUAL REPORT 2008

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

Documents we file with the Commission are publicly available at its public reference facilities at 450 Fifth Street, N.W., Washington, DC 20549, Woolworth Building, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the documents are available at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. The address of this website is http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary Information
See Item 4.C. “Organizational Structure”.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to a variety of financial risks: market risks (including foreign currency exchange risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on the Company’s financial performance. The Company uses derivative instruments to hedge certain risk exposures. None of the transactions are entered into for trading or speculative purposes.

While the financial markets have shown an increased volatility, we continue to believe that market information is the most reliable and transparent means of measurement for our derivative instruments that are measured at fair value.

Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as sales transactions, forecasted purchase transactions and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring. In 2008, we identified four ineffective cash-flow hedges related to forecasted sales transactions. During the 12 months ended December 31, 2008, EUR 18.0 million loss was recognized in sales relating to ineffective hedges (2007: EUR 0.2 million gain was recognized in cost of sales relating to ineffective hedges). The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

As of December 31, 2008 other comprehensive income, net of taxes, includes EUR 43.6 million loss (2007: EUR 3.7 million loss) representing the total anticipated loss to be released to sales, and EUR 1.9 million gain (2007: EUR 3.1 million loss) representing the total anticipated gain to be charged to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

It is the Company’s policy to manage material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. The related foreign currency translation amounts (gross of taxes)

ASML ANNUAL REPORT 2008

included in cumulative translation adjustment for the years ended December 31, 2007 and 2008 were EUR 23.3 million gain and EUR 12.7 million gain, respectively.

Interest rate risk management
The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The Company still retains residual financial statements exposure risk to the extent that the asset and liability positions do not fully offset.

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

Financial instruments
The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2007		2008
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
Currency forward contracts[1,2]	283,881	528	896,642	(38,521)
Currency options[2]	90,000	4,887	—	—
Interest rate swaps[3]	1,029,900	16,553	641,500	63,172

(Source: Bloomberg Finance LP)

1	Mainly includes forward contracts on U.S. dollar and Japanese yen.
2	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
3	The 2007 notional amount of the interest rate swaps mainly consists of EUR 600 million relating to a Eurobond and of EUR 380 million relating to cash and cash equivalents. The 2008 notional amount of the interest rate swaps mainly consists of EUR 600 million relating to a Eurobond. The fair value of interest rate swaps includes accrued interest and mainly consists of the fair value of interest rate swaps relating to a EUR 600 million Eurobond.

The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates and current exchange rates.

The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account current interest rates, current exchange rates and volatility.

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

Credit risk management
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative financial instruments used in hedging activities.

Cash and cash equivalents and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. Also, in response to the increased volatility of the financial markets, a material part of the cash and cash equivalents has been invested in government related securities. ASML does not expect the counterparties to default given their high credit quality.

ASML’s customers consist of IC manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews if an allowance for doubtful debts is needed by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In response to the increased volatility of the financial markets, ASML has taken additional

ASML ANNUAL REPORT 2008

measures to mitigate credit risk when considered appropriate by means of e.g. letters of credit, down payments and retention of ownership. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

Capital risk management
Our general strategy is to seek to maintain our strategic target level of cash and cash equivalents between EUR 1.0 and 1.5 billion. The Company regularly reviews the efficiency of its capital structure. To the extent that our cash and cash equivalents exceeds this target and there are no investment opportunities that we wish to pursue, we will consider to return excess cash to our shareholders, including through share buybacks, dividends and capital repayment.

Sensitivity analysis financial instruments

Foreign currency sensitivity
ASML is mainly exposed to the U.S. dollar and Japanese yen. The following table details the Company’s sensitivity to a 10 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10 percent strengthening in foreign currency rates. A positive amount indicates an increase in income from operations before income taxes and equity.

			2008
	2007		Impact on
	Impact on		income from
	income from operations	Impact on	operations	Impact on
	before income taxes	equity	before income taxes	equity
(in thousands)	EUR	EUR	EUR	EUR
U.S. dollar	(709)	18,523	(2,915)	14,118
Japanese yen	(502)	(3,977)	(14,501)	(38,886)
Other currencies	(1,296)	11,236	(1,285)	8,482

Total	(2,507)	25,782	(18,701)	(16,286)

The revaluation effects of investments in foreign entities, which are partly hedged, are recognized in other comprehensive income, within equity. The movements of currency rates therefore show a relatively large effect on other comprehensive income. The effect on other comprehensive income for other currencies mainly relates to investments in foreign entities in Singapore dollar and Taiwan dollar.

Fair value movements of cash-flow hedges are recognized in other comprehensive income. The main reason for the decreased effect in other comprehensive income in 2008 compared to 2007 is a high volume of cash-flow hedges (EUR 341 million), mainly sales hedges (2007: mainly purchase hedges).

It is the Company’s policy to limit the currency effects through the consolidated statements of operations. The effect on income from operations before income taxes as presented in 2008 and 2007 is mainly attributable to unavoidable timing differences between the arising of exposures and the hedging thereof. Furthermore, in the fourth quarter of 2008, we identified four system sales hedges that became ineffective. During the 12 months ended December 31, 2008, EUR 18.0 million loss was recognized in sales relating to ineffective hedges (2007: EUR 0.2 million gain was recognized in cost of sales relating to ineffective hedges).

For a 10 percent weakening of the foreign currencies against the euro, there would be approximately an equal and opposite effect on the income from operations before income taxes and other comprehensive income. Only for the sensitivity for a 10 percent weakening of the Japanese yen against the euro, there would be a lower opposite effect than presented in the table shown above of EUR 10 million (2007: EUR 2.9 million higher) on other comprehensive income.

ASML ANNUAL REPORT 2008

Interest rate sensitivity
The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a one percent increase in interest rates on the Company’s income from operations before income taxes and other comprehensive income. For a one percent decrease in interest rates there would approximately be an equal and opposite effect on the income from operations before income taxes and other comprehensive income. A positive amount indicates an increase in income from operations before income taxes and other comprehensive income.

	2007		2008
	Impact on		Impact on
	income before	Impact on	income before	Impact on
	income taxes	equity	income taxes	equity
(in thousands)	EUR	EUR	EUR	EUR
	2,602	(7,578)	6,018	2,465

The positive effect on other comprehensive income, within equity, is mainly attributable to the fair value movements of the interest rate swaps (EUR 41.5 million) designated as cash-flow hedges. The effect on the other comprehensive income and income from operations before income taxes has increased, due to the lower notional amounts in the outstanding interest rate swaps in 2008.

Item 12 Description of Securities Other Than Equity Securities

Not applicable.

ASML ANNUAL REPORT 2008

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Disclosure Controls and Procedures
As of the end of the period covered by this report, the management of ASML conducted an evaluation, under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act is accumulated and communicated to ASML’s management, including ASML’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for ASML. Under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2008 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V., an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting
During the year ended December 31, 2008 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ASML ANNUAL REPORT 2008

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

In 2008, ASML introduced mandatory Code of Conduct training for all its employees.

C. Principal Accountant Fees and Services
Deloitte Accountants B.V. has served as our independent registered public accounting firm for each of the three years in the period ended December 31, 2008. The following table sets forth the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. in 2007 and 2008.

Year ended December 31	2007	2008
(in thousands)	EUR	EUR
Audit fees	1,297	1,377
Audit-related fees	188	52
Tax fees	237	536

Total	1,722	1,965

Audit fees
Audit fees primarily relate to the audit of our annual consolidated financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries and services in connection with accounting consultations on U.S. GAAP.

Audit-related fees
Audit-related fees mainly related to various audit services not related to the Company’s consolidated financial statements.

Tax fees
Tax fees can be detailed as follows:

Year ended December 31	2007	2008
(in thousands)	EUR	EUR
Corporate Income Tax compliance services	146	160
Tax assistance for expatriate employees	62	152
Other tax advisory and compliance	29	224

Total	237	536

The Audit Committee has approved the external audit plan and related audit fees for the year 2008. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as certain tax-related services and acquisition advisory services, are permitted. The Audit Committee pre-approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.

ASML ANNUAL REPORT 2008

D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table provides a summary of shares repurchased by the Company between 2006 and 2008:

						Total value of
				Total Number of		Shares
				Shares	Maximum	Purchased as
				Purchased as	Number of	Part of Publicly
				Part of Publicly	Shares That May	Announced
		Total Number of	Average Price	Announced	Yet be Purchased	Plans or
		Shares	Paid per Share	Plans or	Under the	Programs (in
Program	Period	purchased	(EUR)	Programs	Programs	EUR million)
2006-2007 Share program	May 17-26, 2006	6,412,920	15.59	6,412,920	19,037,376	100
2006-2007 Share program	June 7-30, 2006	13,517,078	15.81	19,929,998	5,520,298	314
2006-2007 Share program	July 3-13, 2006	5,520,298	15.62	25,450,296	—	400

2006-2007 Share program	October 12, 2006	14,934,843	18.55	14,934,843	—	277

2006-2007 Share program	February 14-23, 2007	8,000,000	19.53	8,000,000	—	156

Capital repayment program 2007	September - October 2007	55,093,409	18.36	55,093,409	—	1,012

2007-2008 Share program	November 14-26, 2007	9,000,000	22.62	9,000,000	5,000,000	204
2007-2008 Share program	January 17-22, 2008	5,000,000	17.52	14,000,000	—	292

2006-2007 Share program
On March 23, 2006, the General Meeting of Shareholders authorized the repurchase of up to a maximum of 10 percent of our issued shares through September 23, 2007. The number of shares bought back in the initial phase of this Repurchase Program was 25,450,296 shares, representing 100 percent of the announced objective for the initial phase of the Repurchase Program of maximum EUR 400 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006. Shares repurchased were recorded at cost and classified within shareholders’ equity. ASML cancelled these repurchased shares in 2007.

In the second phase of the Repurchase Program, ASML repurchased 14,934,843 additional shares pursuant to a call option transaction announced on October 9, 2006. These repurchased shares represented 100% of the announced objective of the second phase of the Repurchase Program. In order to mitigate the dilution due to the issuance of shares upon conversion of its convertible bond due October 2006, these shares were subsequently used to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. The Company paid an aggregate of EUR 277 million in cash for these shares. This repurchase program was completed in the fourth quarter of 2006. These shares were purchased from a third party who issued the call option.

In February 2007, ASML repurchased the final phase of shares under the Repurchase Program of the remaining 1.7 percent of outstanding share. , being 8,000,000 shares. The share program was announced on February 14, 2007 and was completed in the first quarter of 2007. Shares repurchased have been used to cover outstanding stock options and to satisfy partly the conversion rights of holders of ASML’s 5.50 percent Convertible Subordinated Notes.

Capital repayment program 2007
On July 17, 2007 the Extraordinary General Meeting of Shareholders approved three proposals to amend the Company’s Articles of Association. The first amendment involved an increase of share capital by an increase in the nominal value per ordinary share from EUR 0.02 to EUR 2.12 and a corresponding reduction in share premium. The second amendment was a reduction of the nominal value per ordinary share from EUR 2.12 to EUR 0.08 resulting in the payment to shareholders of EUR 2.04 per ordinary share. The third amendment involved a reduction in stock, whereby 9 ordinary shares with a nominal value of EUR 0.08 each were consolidated into 8 ordinary shares with a nominal value of EUR 0.09 each. As a result of these amendments, which in substance constitute a synthetic share buyback, EUR 1,012 million has been repaid to our shareholders and the outstanding number of ordinary shares was reduced by 55,093,409 shares or 11 percent. The capital repayment program was completed in October 2007.

2007-2008 Share program
On March 28, 2007, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10 percent of our issued shares through September 28, 2008.

ASML ANNUAL REPORT 2008

In 2007, the aggregate number of shares bought back under the 2007-2008 share program was 9,000,000, representing 64.3 percent of the announced objective of 14,000,000 shares to be repurchased during a period ending on September 28, 2008. The share program was announced on October 17, 2007. Shares repurchased will be used to cover outstanding stock options.

In January 2008, ASML bought back 5,000,000 shares. The aggregate number of shares bought back up to and including January 2008, represents 100 percent of the announced objective of 14,000,000 shares.

Authorization of share repurchases
On April 3, 2008, the General Meeting of Shareholders authorized the repurchase of up to a maximum of approximately 27 percent of our issued share capital as of the date of authorization (April 3, 2008) through October 3, 2009. However, implementation of additional share buy back programs will depend on the recovery of the industry and economy.

G. Corporate governance
See Item 6.B. “Variations from Certain NASDAQ Corporate Governance Rules”.

ASML ANNUAL REPORT 2008

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set forth on pages F-2 through F-48 hereto.

Item 19 Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 11 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on November 2, 2007)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

ASML ANNUAL REPORT 2008

Exhibit No.	Description
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
8.1	List of Material Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASML Holding N.V.
(Registrant)

/s/  Eric Meurice
Eric Meurice
President, Chief Executive Officer and Chairman of the Board of Management
Dated: January 23, 2009

/s/  Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: January 23, 2009

ASML ANNUAL REPORT 2008

Financial Statements

Index to Financial Statements

F-2	Consolidated Statements of Operations for the years ended December 31, 2006, 2007 and 2008
F-2	Consolidated Statements of Comprehensive Income for the years ended December 31, 2006, 2007 and 2008
F-3	Consolidated Balance Sheets as of December 31, 2007 and 2008
F-4	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006, 2007 and 2008
F-5	Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008
F-6	Notes to the Consolidated Financial Statements
F-47	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2008

Consolidated Statements of Operations

	Year ended December 31	2006[1]	2007[1,2]	2008
Notes	(in thousands, except per share data)	EUR	EUR	EUR

20	Net system sales	3,213,736	3,351,281	2,516,762
	Net service and field option sales	368,040	416,904	436,916

20	Total net sales	3,581,776	3,768,185	2,953,678
	Cost of system sales	1,904,073	1,943,779	1,631,069
	Cost of service and field option sales	223,724	274,747	307,095

22	Total cost of sales	2,127,797	2,218,526	1,938,164

	Gross profit on sales	1,453,979	1,549,659	1,015,514
22	Research and development costs	413,708	510,503	538,324
3, 11	Amortization of in-process research and development costs	—	23,148	—
	Research and development credits	(27,141)	(24,362)	(22,196)
22	Selling, general and administrative costs	204,799	225,668	212,341

	Income from operations	862,613	814,702	287,045
	Interest income	49,634	78,165	72,497
	Interest expense	(50,488)	(44,714)	(49,898)

	Income from operations before income taxes	861,759	848,153	309,644
19	(Provision for) benefit from income taxes	(243,211)	(177,152)	12,726

	Net income	618,548	671,001	322,370
	Basic net income per ordinary share	1.30	1.45	0.75
	Diluted net income per ordinary share	1.26	1.41	0.74
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic	474,860	462,406	431,620
	Diluted	503,983	485,643	434,205

Consolidated Statements of Comprehensive Income

Year ended December 31	2006[1]	2007[1,2]	2008
(in thousands)	EUR	EUR	EUR

Net income	618,548	671,001	322,370
Gain (loss) on foreign currency translation, net of taxes	(20,104)	(23,294)	(12,734)
Gain (loss) on derivative instruments, net of taxes	11,240	(3,450)	(43,579)

Comprehensive income	609,684	644,257	266,057

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
2	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2008

Consolidated Balance Sheets

	As of December 31	2007[1,2]	2008
Notes	(in thousands, except share and per share data)	EUR	EUR
	Assets
5	Cash and cash equivalents	1,271,636	1,109,184
6	Accounts receivable, net	637,975	463,273
7	Finance receivables, net	—	6,225
19	Current tax assets	—	87,560
8	Inventories, net	1,102,210	999,150
19	Deferred tax assets	78,395	71,780
9	Other assets	234,529	236,077

	Total current assets	3,324,745	2,973,249

7	Finance receivables, net	—	31,030
19	Deferred tax assets	141,032	148,133
9	Other assets	59,991	88,197
10	Goodwill	128,271	131,453
11	Other intangible assets, net	38,195	26,692
12	Property, plant and equipment, net	380,894	540,640

	Total non-current assets	748,383	966,145
	Total assets	4,073,128	3,939,394

	Liabilities and shareholders’ equity
	Accounts payable	282,953	193,690
13	Accrued liabilities and other liabilities	939,122	789,788
19	Current tax liabilities	104,632	20,039
14	Provisions	—	4,678
19	Deferred tax	50	148

	Total current liabilities	1,326,757	1,008,343

15	Long-term debt	602,016	647,050
19	Deferred and other tax liabilities	245,415	209,699
14	Provisions	—	15,495
13	Accrued liabilities and other liabilities	7,936	70,038

	Total non-current liabilities	855,367	942,282
	Total liabilities	2,182,124	1,950,625

16, 18	Commitments and contingencies	—	—
	Cumulative Preference Shares; EUR 0.02 nominal value; 3,150,005,000 shares authorized; none issued and outstanding at December 31, 2007 and 2008	—	—

	Ordinary Shares; EUR 0.09 and EUR 0.01 nominal value; respectively 700,000,000 and 10,000 shares authorized; respectively 435,625,934 and none issued and outstanding at December 31, 2007; respectively 432,073,534 and none issued and outstanding at December 31, 2008	39,206	38,887

	Share premium	463,846	474,765
	Treasury shares at cost	(198,893)	(253,436)
	Retained earnings	1,500,908	1,698,929
	Accumulated other comprehensive income	85,937	29,624

24	Total shareholders’ equity	1,891,004	1,988,769
	Total liabilities and shareholders’ equity	4,073,128	3,939,394

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
2	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2008

Consolidated Statements of Shareholders’ Equity

						Accumulated
	Issued and outstanding				Treasury	Other
	Shares		Share	Retained	Shares	Comprehensive
		Amount	Premium	Earnings[5,6]	at cost	Income[6]	Total
(in thousands)	Number[1]	EUR	EUR	EUR	EUR	EUR	EUR
Balance at January 1, 2006	484,670	9,694	917,564	660,723	—	121,545	1,709,526

Components of comprehensive income:
Net income	—	—	—	618,548	—	—	618,548
Foreign Currency Translation, net of taxes	—	—	—	—	—	(20,104)	(20,104)
Gain (loss) on derivative instruments, net of taxes	—	—	—	—	—	11,240	11,240
Share-based payments	—	—	9,667	—	—	—	9,667
Purchase of treasury shares	(25,450)	—	—	—	(401,000)	—	(401,000)
Purchase of shares in conjunction with conversion rights of bond holders	(14,935)	(299)	—	—	(277,235)	—	(277,534)
Issuance of shares in conjunction with convertible bonds	30,811	616	238,862	(48,034)	277,235	—	468,679
Tax benefit from stock options	—	—	2,906	—	—	—	2,906
Issuance of shares and stock options	2,003	40	26,035	—	—	—	26,075

Balance at December 31, 2006	477,099	10,051	1,195,034	1,231,237	(401,000)	112,681	2,148,003

Components of comprehensive income:
Net income	—	—	—	671,001	—	—	671,001
Foreign Currency Translation, net of taxes	—	—	—	—	—	(23,294)	(23,294)
Gain (loss) on derivative instruments, net of taxes	—	—	—	—	—	(3,450)	(3,450)

Share-based payments	—	—	16,506	—	—	—	16,506
Cumulative effect of applying the provisions of FIN 48	—	—	—	(7,648)	—	—	(7,648)
Purchase of shares in conjunction with conversion rights of bond holders and share-based payment plans[2]	(17,000)	(970)	—	—	(358,886)	—	(359,856)
Issuance of shares in conjunction with convertible bonds	26,232	718	288,360	(35,366)	130,317	—	384,029
Capital repayment[3]	(55,093)	29,748	(1,041,605)	—	—	—	(1,011,857)
Cancellation of treasury shares	—	(509)	(48,563)	(351,928)	401,000	—	—
Tax benefit from stock options	—	—	9,006	—	—	—	9,006
Issuance of shares and stock options	4,388	168	45,108	(6,388)	29,676	—	68,564

Balance at December 31, 2007	435,626	39,206	463,846	1,500,908	(198,893)	85,937	1,891,004

Components of comprehensive income:
Net income	—	—	—	322,370	—	—	322,370
Foreign Currency Translation, net of taxes	—	—	—	—	—	(12,734)	(12,734)
Gain (loss) on derivative instruments, net of taxes	—	—	—	—	—	(43,579)	(43,579)

Share-based payments	—	—	13,535	—	—	—	13,535
Purchase of shares in conjunction with share-based payment plans	(5,000)	(450)	—	—	(87,155)	—	(87,605)
Dividend payment[4]	—	—	—	(107,841)	—	—	(107,841)
Tax benefit from stock options	—	—	2,144	—	—	—	2,144
Issuance of shares and stock options	1,448	131	(4,760)	(16,508)	32,612	—	11,475

Balance at December 31, 2008	432,074	38,887	474,765	1,698,929	(253,436)	29,624	1,988,769

1	As of December 31, 2008, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 432,073,534 and the number of treasury shares of 12,406,561. As of December 31, 2007, the number of issued shares was 444,480,095. This included the number of issued and outstanding shares of 435,625,934 and the number of treasury shares of 8,854,161.
2	In 2007, 17,000,000 shares were repurchased, some of which were re-issued in order to cover exercised stock options and to satisfy the conversion rights of holders of our 5.50 percent Convertible Subordinated Notes. See Note 25 for further information.
3	In 2007, as part of a capital repayment program, EUR 1,012 million of equity was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11 percent. See Note 25 for further information.
4	In 2008, ASML paid out a dividend of EUR 108 million to its shareholders, see note 24 for further information.
5	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
6	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2008

Consolidated Statements of Cash Flows

Year ended December 31	2006[1]	2007[1,2]	2008
(in thousands)	EUR	EUR	EUR
Cash Flows from Operating Activities
Net income	618,548	671,001	322,370

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	87,092	126,344	119,190
Impairment	17,354	9,022	25,109
Loss on disposals of property, plant and equipment[3]	5,106	14,210	4,257
Share-based payments[3]	9,667	16,506	13,535
Allowance for doubtful debts	249	(178)	188
Allowance for obsolete inventory	54,181	79,592	139,628
Deferred income taxes	(71,349)	106,403	(34,155)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(362,388)	42,410	132,147
Inventories	(85,213)	(438,746)	(87,804)
Other assets	(31,366)	(86,053)	(76,342)
Accounts payable	(8,916)	(38,944)	(94,375)
Income taxes payable	97,740	(74,428)	(158,277)
Other liabilities	161,575	273,872	(24,725)

Net cash provided by operating activities	492,280	701,011	280,746

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(70,619)	(179,152)	(259,770)
Proceeds from sale of property, plant and equipment[3]	110	5,011	—
Purchases of intangible assets	(120)	—	(35)
Acquisition of subsidiary (net of cash acquired)	—	(188,011)	—

Net cash used in investing activities	(70,629)	(362,152)	(259,805)

Cash Flows from Financing Activities
Capital repayment	—	(1,011,857)	—
Purchase of treasury shares	(401,000)	—	—
Purchase of shares in conjunction with conversion rights of bondholders and stock options	(277,385)	(359,856)	(87,605)
Net proceeds from issuance of shares and stock options[3]	26,173	63,307	11,475
Dividend paid	—	—	(107,841)
Net proceeds from issuance of bond	—	593,755	—
Redemption and/or repayment of debt	(8,318)	(9,718)	(2,411)
Excess tax benefits from stock options	2,906	9,006	2,144

Net cash used in financing activities	(657,624)	(715,363)	(184,238)

Net cash flows	(235,973)	(376,504)	(163,297)
Effect of changes in exchange rates on cash	(12,779)	(7,717)	845

Net decrease in cash and cash equivalents	(248,752)	(384,221)	(162,452)
Cash and cash equivalents at beginning of the year	1,904,609	1,655,857	1,271,636

Cash and cash equivalents at end of the year	1,655,857	1,271,636	1,109,184

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	48,656	38,936	40,247
Taxes	217,466	167,268	167,360

Supplemental non-cash investing and financing activities:
Conversion of bonds into 30,811,215, 26,232,275 and 0 ordinary shares respectively in 2006, 2007 and 2008	459,087	378,413	—

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
2	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.
3	In 2008, ASML made reclassifications for share-based payments and loss on disposals of property, plant and equipment to improve the understanding of the consolidated statements of cash flows. We have adjusted the comparative figures of 2006 and 2007 accordingly.

ASML ANNUAL REPORT 2008

Notes to the Consolidated Financial Statements

1. General information / Summary of significant accounting policies
ASML Holding N.V., with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.

The Company’s shares are listed for trading in the form of registered shares on NASDAQ Global Select Market (“New York shares”) and in the form of registered shares on Euronext Amsterdam (“Amsterdam Shares”). The principal trading market of the Company’s ordinary shares is Euronext Amsterdam.

The accompanying consolidated financial statements include the financial statements of ASML Holding N.V. headquartered in Veldhoven, the Netherlands, and its consolidated subsidiaries (together referred to as “ASML” or the “Company”).

Basis of preparation
The accompanying consolidated financial statements are stated in thousands of euro (“EUR”) unless indicated otherwise. ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). ASML’s reporting currency is the euro.

Change in accounting policy
The accounting policies applied in financial year 2008 are unchanged compared to the previous financial year except for the accounting of free or discounted products or services (award credits) offered to ASML’s customers as part of a volume purchase agreement.

Until December 31, 2007, ASML accounted for award credits offered to its customers based on the cost accrual method. Under the cost accrual method the estimated future costs of the award credits were recognized as a liability until the award credits were delivered to the customer. As of January 1, 2008, ASML accounts for award credits based on the deferred revenue method. Under the deferred revenue method a sales transaction that gives rise to award credits is accounted for as a multiple element revenue transaction. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until the award credits are delivered to the customer.

We believe that the use of the deferred revenue method is preferable since it better reflects the substance of the transaction and the business rationale of granting the customer award credits since compared to previous years, award credits are more often used as a sales incentive tool. Further, we believe that the deferred revenue model improves the understanding of ASML’s business performance because this model has a direct impact on important business indicators like the average sales price and gross margin.

The comparative figures for 2006 and 2007 have been adjusted to reflect the change in accounting policy. The shareholders’ equity as of January 1, 2006 was negatively impacted with EUR 2.3 million. The impact on the 2006, 2007 and 2008 consolidated statements of operations and the per-share amounts is as follows:

Year ended December 31	2006	2007	2008
(in millions, except per share data)	EUR	EUR	EUR
Net system sales	(15)	(41)	56
Cost of system sales	(7)	(30)	36
Income from operations	(8)	(11)	20

Net income	(6)	(8)	16
Basic net income per ordinary share	(0.02)	(0.02)	0.04
Diluted net income per ordinary share	(0.01)	(0.02)	0.04

Prior period error
In December 2007, ASML reached an agreement with the Netherlands tax authorities on the fiscal treatment of the gains and losses on the Company’s net investment hedges in foreign operations. This resulted in a release of deferred tax liabilities of EUR 8.7 million which was incorrectly recognized under the (provision for) benefit from income taxes in the consolidated statement of operations instead of in equity under other comprehensive income in 2007. In 2008, subsequent to the filing of the

ASML ANNUAL REPORT 2008

2007 annual report on Form 20-F, ASML detected and made a correction for this prior period error. The comparative figures for the year 2007 have been adjusted to correct this error. This correction had a positive impact on shareholders’ equity and a negative impact on net income of EUR 8.7 million. The negative impact of the correction on the 2007 basic and diluted net income per ordinary share amounts to EUR 0.02 and EUR 0.01, respectively.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

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

Derivative instruments
The Company principally uses derivative hedging instruments for the management of foreign currency risks and interest rate risks. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of SFAS No. 133”, the Company measures all derivative hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for hedges that are highly effective in offsetting the identified hedged risks as required by the SFAS No. 133 effectiveness criteria.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, that are attributable to a particular risk (fair value hedge);
•	A hedge of the exposure to variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash-flow hedge); or
•	A hedge of the foreign currency exposure of a net investment in a foreign operation (net investment hedge);

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash-flows of hedged items.

Fair-value hedge
Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability, that is attributable to the hedged risk, are recorded in the consolidated statements of operations. The Company designates foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-

ASML ANNUAL REPORT 2008

functional currencies. The gain or loss relating to the ineffective portion of foreign currency hedging instruments is recognized in the consolidated statements of operations as “net sales” or “cost of sales”.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair-value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the consolidated statements of operations as “interest income” or “interest expenses”.

Cash-flow hedge
Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, net of taxes, until the underlying hedged transaction is recognized in the consolidated statements of operations. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash-flow hedge is immediately released from other comprehensive income and included in the consolidated statements of operations.

Foreign currency hedging instruments that are being used to hedge cash-flows related to future sales or purchase transactions in non-functional currencies are designated as cash-flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the consolidated statements of operations in “sales” or “cost of sales”.

Interest-rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash-flow hedges. The changes in fair value of the derivatives are intended to offset changes in future interest cash-flows on the assets. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest receipts is recognized in the consolidated statements of operations as “interest income” or “interest expense”.

Net-investment hedge
Foreign currency hedging instruments that are being used to hedge changes in the value of a net investment are designated as net investment hedges. Changes in the fair value of a derivative that is designated and qualifies as a net investment hedge are recorded in other comprehensive income, net of taxes. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of operations as “interest income” or “interest expense”. Gains and losses accumulated in other comprehensive income are recognized in the consolidated statements of operations when the foreign operation is partially disposed or sold.

Cash and cash equivalents
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits and money market funds, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable inventory.

Goodwill
Goodwill represents the excess of the costs of an acquisition over the fair value of Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to reporting units for the purpose of impairment testing. The allocation is made to those reporting units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is stated at cost less accumulated impairment losses.

Other intangible assets
Other intangible assets include acquired intellectual property rights, developed technology, customer relationships and other intangible assets. Acquired intellectual property rights, developed technology, customer relationships and other intangible assets are stated at cost, less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the

ASML ANNUAL REPORT 2008

straight-line method based on the estimated useful lives of the assets. The following table presents the estimated useful lives of ASML’s other intangible assets:

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

Goodwill is tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is tested for impairment based on a two-step approach for each reporting unit. First, the recoverability is tested by comparing the carrying amount of the reporting unit including goodwill with the fair value of the reporting unit, being the sum of the discounted future cash flows. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. The goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with the fair value being the sum of the undiscounted future cash flows. If the carrying amount of the other intangible assets and property, plant and equipment is higher than the fair value the assets are considered to be impaired. An impairment expense is recognized for the difference between the carrying amount and the fair value of the other intangible assets and property, plant and equipment.

Provisions
Provisions include employee contract termination benefits and lease contract termination costs.

Provisions for employee contract termination benefits are recognized when ASML is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan where there is no possibility of withdrawal, or when ASML provides termination benefits as a result of an offer made to encourage voluntary redundancy. The timing of recognition and measurement of the provision for employee termination benefits depends on whether employees are required to render

ASML ANNUAL REPORT 2008

service until they are terminated in order to receive the termination benefits. If employees are not required to render services beyond the minimum retention period, the provision will be recognized at the communication date. If employees are required to render services beyond the minimum retention period the provision will be recognized ratably over the future service period. The provisions are measured at fair value.

Provisions for lease contract termination costs are recognized when costs will continue to be incurred under a contract for its remaining term without economic benefit to the Company and the Company ceases using the rights conveyed by the contract. The provisions are measured at fair value which for an operating lease contract is determined based on the remaining lease payments reduced by the estimated sublease payments that could be reasonably obtained for the building.

Revenue recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer’s site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

In connection with future introductions of new technology, we will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we are able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2008 and 2007, we had no deferred revenue from shipments of new technology. During the three years ended December 31, 2008, no revenue from new technology was recorded that had been previously deferred. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and has occurred on only one occasion since 1999.

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2008 ASML has no repurchase commitments (2007: EUR 53 million).

A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor-specific objective evidence (“VSOE”) except the fair value of the prepaid extended optic warranty which is based on the list price. VSOE is determined based upon the prices that we charge for installation, training, prepaid services and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services amounted to approximately EUR 3 million and EUR 15 million, respectively, as of December 31, 2008.

The deferred revenue balance from prepaid service contracts and prepaid extended optic warranty contracts amounted to approximately EUR 118 million and EUR 55 million, respectively, as of December 31, 2008.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. From time to time, we offer free or discounted products or services

ASML ANNUAL REPORT 2008

(award credits) to our customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction. The fair value of the consideration received for the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer.

Revenues are recognized excluding the taxes levied on revenues (net basis).

Warranty
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

Cost of sales
Cost of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve.

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

Share-based payments
The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant-date fair value of stock options and stock. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected stock price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments. The fair value of stock is determined based on the closing price of the Company’s ordinary shares on the Euronext Amsterdam on the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of operations in the period in which the revision is determined, with a corresponding adjustment to equity.

We make quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. We have selected the alternative transition method (under FSP FAS 123(R)-3) in order to calculate the tax pool.

Our current share-based payment plans do not provide for cash settlement of options and stock.

Income taxes
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance is recorded to reduce the carrying amounts of those assets.

ASML ANNUAL REPORT 2008

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

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

Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 18 to the consolidated financial statements. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to our consolidated statements of operations in 2006, 2007 and 2008. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that we would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

We accrue for legal costs related to litigation in our consolidated statements of operations at the time when the related legal services are actually provided to us.

Net income per ordinary share
Basic net income per share is computed by dividing net income by the weighted average ordinary shares outstanding for that period. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML’s share-based payment plan were exercised, and if ASML’s convertible notes were converted, unless the exercise of the stock options or conversion of the convertible notes would have an anti-dilutive effect. The dilutive effect is calculated using the if-converted method. Following this method, ASML’s convertible bonds are considered dilutive in 2006 and 2007. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 24.

ASML ANNUAL REPORT 2008

The earnings per share (EPS) data have been calculated in accordance with the following schedule:

As of December 31	2006[1]	2007[1,2]	2008
(in thousands, except per share data)	EUR	EUR	EUR
Basic EPS computation:
Net income available to holders of common shares	618,548	671,001	322,370

Weighted average number of shares outstanding (after deduction of treasury stock) during the year	474,860	462,406	431,620

Basic earnings per share	1.30	1.45	0.75

Diluted EPS computation:
Net income available to holders of common shares	618,548	671,001	322,370
Plus interest on assumed conversion of convertible subordinated notes, net of taxes	14,714	11,850	—

Net income available to holders of common shares plus effect of assumed conversions	633,262	682,851	322,370

Weighted average number of shares:	474,860	462,406	431,620
Plus shares applicable to:
Stock options	2,550	4,569	2,585
Convertible subordinated notes	26,573	18,668	—

Dilutive potential common shares	29,123	23,237	2,585

Adjusted weighted average number of shares	503,983	485,643	434,205

Diluted earnings per share	1.26	1.41	0.74

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
2	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

Comprehensive income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income, but recorded directly in shareholders’ equity. For the years ended December 31, 2006, 2007 and 2008, comprehensive income consists of net income, unrealized gains and losses on derivative instruments, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes.

New U.S. GAAP Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This statement replaces FASB Statement No. 141 “Business Combinations”. SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This FASB statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact that SFAS 141(R) may have on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently assessing the impact that FSP SFAS 142-3 may have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The Statement defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application) as of the beginning of the fiscal year in which this Statement is initially applied.

ASML ANNUAL REPORT 2008

In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective date of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for certain non-recurring fair value measurements of non-financial assets and liabilities until fiscal years beginning after November 15, 2008. We are currently assessing the impact that the adoption of SFAS No. 157 as delayed by FSP FAS 157-2 may have on our consolidated financial statements. ASML has only partially adopted SFAS 157. We have not applied SFAS 157 for impairment assessments of non-financial long-lived assets and goodwill.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair value of a Financial Asset in a Market That Is Not Active” (“FSP FAS 157-3”), which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP FAS 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP FAS 157-3 is effective immediately and will apply to ASML upon adoption of SFAS 157. We believe that the adoption of FSP FAS 157-3 for the items currently deferred by FSP FAS 157-2 will not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). This statement is intended to enhance required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash-flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently assessing the impact that SFAS 161 may have on our consolidated financial statements.

2. Significant effects of the current global financial market crisis and economic downturn
As a result of the actions taken to respond to the current global financial market crisis and economic downturn the following charges have been recognized in ASML’s consolidated statements of operations in 2008:

2008
(in thousands)	EUR
Restructuring costs	22,397
Inventory obsolescence	94,601
Impairments of property, plant and equipment	20,839

Total	137,837

As a result of the sharp decreases in demand in the fourth quarter of 2008 and in anticipated demand in 2009 caused by the current global financial market crisis and economic downturn, ASML has recognized impairment charges of EUR 20.8 million on property, plant and equipment and inventory obsolescence charges of EUR 94.6 million.

In order to lower its cost and break-even level, ASML announced in December 2008 a reduction in work force of approximately 1,000 employees or 12 percent of the total work force, mainly contract employees. ASML also announced the shutdown of its production facilities for two weeks in the fourth quarter of 2008 and four weeks in the first half of 2009. Furthermore, ASML announced a restructuring that resulted in the discontinuation of its training center in the United States, the downsizing of its United States headquarters and the closure of several other service locations, reflecting the continuing migration of semiconductor manufacturing activities to Asia which has been accelerated by the current global financial market crisis and economic downturn. The restructuring resulted in the recognition of a provision for employee contract termination benefits of EUR 2.4 million, reflecting the elimination of approximately 90 jobs in the United States and approximately 15 jobs at service locations in other parts of the world. As part of this restructuring, ASML ceased the use of its training facility in Tempe, United States, incurring lease contract termination costs of EUR 20.0 million in 2008.

ASML ANNUAL REPORT 2008

These costs are recognized as follows in the consolidated statements of operations:

			Impairment of
		Inventory	property, plant and
	Restructuring costs	obsolescence	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR
Cost of sales	21,492	94,601	20,111	136,204
Research and development costs	—	—	728	728
Selling, general and administrative costs	905	—	—	905

Total	22,397	94,601	20,839	137,837

3. Business combinations
In March 2007, we acquired 100 percent of the outstanding shares of Brion Technologies, Inc. (“Brion”). Brion is a manufacturer of computational lithography products used for the implementation of optical proximity correction (“OPC”) to design data and verification before mask manufacture. The acquisition of Brion enabled ASML to improve the implementation of OPC technology and resolution enhancement techniques such as Double Patterning and Source-Mask Optimization for the masks used on ASML systems and otherwise. These improvements in turn are expected to extend the practical resolution limits of ASML ArF immersion products. We also expect Brion’s computational lithography capability will enable us to offer products that further improve the set-up and control of ASML lithography systems.

The total consideration amounted to EUR 193.3 million. ASML paid EUR 181.1 million in cash, EUR 5.3 million in stock options and EUR 6.9 million in acquisition related costs. ASML assumed all Brion stock options which were outstanding prior to the effective date of the acquisition. The Brion stock options assumed were converted into ASML stock options. The fair value of the stock options was determined using a Black-Scholes option valuation model. The fair value of the stock options relating to past services was part of the total consideration. The fair value of the stock options relating to future services will be part of the future compensation expenses.

The assets and liabilities arising from the acquisition of Brion were as follows:

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

Other intangible assets of EUR 61.3 million consist of EUR 26.8 million of developed technology, EUR 9.0 million of customer relationships, EUR 23.1 million of in-process research and development and EUR 2.4 million of other intangible assets.

ASML ANNUAL REPORT 2008

Brion’s in-process research and development was fully amortized at the date of acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” and is included in research and development costs.

The weighted-average useful life of developed technology, customer relationships and other intangible assets is six years, eight years and two to six years respectively.

As part of a retention package employees and executives of Brion were granted a cash retention bonus, stock awards, performance stock awards and the existing stock options of Brion were converted to ASML stock options (see Note 17).

In 2008 we completed the purchase price allocation of Brion. No adjustments were made to the initial allocation of the purchase price.

4. Market risk and derivatives
The Company is exposed to a variety of financial risks: market risk (including foreign currency exchange risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures. None of these transactions are entered into for trading or speculative purposes.

While the financial markets have shown an increased volatility, we continue to believe that market information is the most reliable and transparent means of measurement for our derivative instruments that are measured at fair value.

Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as sales transactions, forecasted purchase transactions and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring. In the fourth quarter of 2008, four sales transactions were postponed, resulting in ineffective hedges. During the 12 months ended December 31, 2008, EUR 18.0 million loss was recognized in net sales relating to ineffective hedges (2007: EUR 0.2 million gain was recognized in cost of sales relating to ineffective hedges). The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

As of December 31, 2008 EUR 43.6 million loss (2007: EUR 3.5 million loss) of other comprehensive income, net of taxes, represents the total anticipated loss to be charged to net sales, and EUR 1.9 million gain (2007: EUR 3.1 million loss) is the total anticipated gain to be released to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

It is the Company’s policy to manage material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts.

The related foreign currency translation amounts, net of taxes, included in cumulative translation adjustment for the years ended December 31, 2007 and 2008 were EUR 23.3 million gain and EUR 12.7 million gain, respectively.

Interest rate risk management
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

ASML ANNUAL REPORT 2008

Financial instruments
The Company uses foreign exchange derivatives to manage its currency risk and interest rate swaps to manage its interest-rate risk. Most derivatives will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2007		2008
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
Currency forward contracts[1,2]	283,881	528	896,642	(38,521)
Currency options[2]	90,000	4,887	—	—
Interest rate swaps[3]	1,029,900	16,553	641,500	63,172

(Source: Bloomberg Finance LP)

1	Mainly includes forward contracts on U.S. dollar and Japanese yen.
2	Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations.
3	The 2007 notional amount of the interest rate swaps mainly consists of EUR 600 million relating to a Eurobond and of EUR 380 million relating to cash and cash equivalents. The 2008 notional amount of the interest rate swaps mainly consists of EUR 600 million relating to a Eurobond. The fair value of interest rate swaps includes accrued interest and mainly consists of the fair value of interest rate swaps relating to a EUR 600 million Eurobond.

The fair value of currency forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account interest rates and exchange rates.

The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account interest rates, exchange rates and volatility.

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

Credit risk management
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative financial instruments used in hedging activities.

Cash and cash equivalents and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. Also, in response to the increased volatility of the financial markets, a material part of the cash and cash equivalents has been invested in government related securities. ASML does not expect the counterparties to default given their high credit quality.

ASML’s customers consist of integrated circuit manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition and ASML maintains an allowance for potentially uncollectable accounts receivable. ASML regularly reviews the allowance by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In response to the increased volatility of the financial markets, ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. letters of credit, down payments and retention of ownership. Retention enables ASML to recover the systems in the event a customer defaults on payment.

Capital risk management
Our general strategy is to seek to maintain our strategic target level of cash and cash equivalents between EUR 1.0 and 1.5 billion. The Company regularly reviews the efficiency of its capital structure. To the extent that our cash and cash equivalents exceeds this target and there are no investment opportunities that we wish to pursue, we will consider returning excess cash to our shareholders, including through share buybacks, dividends and capital repayment. However, implementation of additional share buy back programs will depend on the recovery of the industry and economy.

5. Cash and cash equivalents
Cash and cash equivalents at December 31, 2008 include short-term deposits of EUR 833 million (2007: EUR 1,201 million), investments in Money Market Funds of EUR 201 million (2007: EUR 0.0 million) and interest-bearing bank accounts of EUR 75 million (2007: EUR 71 million).

ASML ANNUAL REPORT 2008

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. No further restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

6. Accounts receivable
Accounts receivable consist of the following:

As of December 31	2007	2008
(in thousands)	EUR	EUR
Accounts receivable, gross	639,360	464,703
Allowance for doubtful debts	(1,385)	(1,430)

Accounts receivable, net	637,975	463,273

The carrying amount of the accounts receivable approximates the fair value. The maximum exposure to credit risk at December 31, 2008 is the fair value of the accounts receivable mentioned above. ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. letters of credit, down payments and retention of ownership, which is intended to enable ASML to recover the systems in the event a customer defaults on payment.

Movements of the allowance for doubtful debts are as follows:

	2007	2008
(in thousands)	EUR	EUR
Balance at beginning of year	(2,388)	(1,385)
Utilization of the provision	825	143
(Addition) / release for the year[1]	178	(188)

Balance at end of year	(1,385)	(1,430)

1	(Addition) / release for the year is recorded in cost of sales.

On January 23, 2009, Qimonda AG and Qimonda Dresden OHG (together “Qimonda”), a German memory chipmaker, filed for insolvency. Qimonda has amounts outstanding to ASML of approximately EUR 37 million in respect of two systems delivered, of which EUR 21 million is reflected in accounts receivable and EUR 16 million is reflected in finance receivables. ASML believes that the outstanding amounts receivable from Qimonda are collectible or the value of the receivables can be realized through the retention of title of the two systems. In case the trustee in bankruptcy will not honour the contracts with ASML, we will execute our right to retrieve these systems, in order to substantially cover the financial risk for ASML. The timing of such potential retrieval of the systems is uncertain.

7. Finance receivables
Finance receivables consist of the net investment in sales-type leases. The sales-type leases transfer ownership of the systems to the lessee by the end of the lease term. The average lease term is 2.5 years. The following table lists the components of the finance receivables as of December 31, 2008:

As of December 31	2008
(in thousands)	EUR
Finance receivables, gross	40,866
Unearned interest	(3,611)

Finance receivables, net	37,255
Current portion of finance receivables, gross	6,781
Current portion of unearned interest	(556)

Non-current portion of finance receivables, net	31,030

ASML ANNUAL REPORT 2008

On January 23, 2009 Qimonda AG and Qimonda Dresden OHG (together “Qimonda”), a German memory chipmaker, filed for insolvency. See note 6 for more information.

At December 31, 2008, the finance receivables due for payment in each of the next five years and thereafter are as follows:

(in thousands)	EUR
2009	6,781
2010	29,640
2011	4,445
2012	—
2013	—
Thereafter	—

Total	40,866

8. Inventories
Inventories consist of the following:

As of December 31	2007	2008
(in thousands)	EUR	EUR
Raw materials	139,868	140,615
Work-in-process	712,815	655,505
Finished products	378,572	392,910

Total inventories, gross	1,231,255	1,189,030
Allowance for obsolescence and/or lower market value	(129,045)	(189,880)

Total inventories, net	1,102,210	999,150

A summary of activity in the allowance for obsolescence is as follows:

	2007	2008
(in thousands)	EUR	EUR
Balance at beginning of year	(115,418)	(129,045)
Addition for the year[1]	(79,592)	(139,628)
Effect of exchange rates	4,259	(17)
Release of the provision	—	2,113
Utilization of the provision	61,706	76,697

Balance at end of year	(129,045)	(189,880)

1	Addition for the year is recorded in cost of sales.

The increased 2008 inventory obsolescence relates to certain non leading-edge systems which management no longer believes can be sold for two reasons, both relating to the global financial market crisis and economic downturn. The first reason relates to our customers’ decision to delay non leading-edge capacity additions which increases the risk that certain systems will become technologically obsolete. The second reason has to do with the expected plant closures by our high-tech customers to reduce certain non leading-edge capacity, which management believes will result in a high supply of used systems and downward pressure on sales prices.

ASML ANNUAL REPORT 2008

9. Other assets
Other non-current assets consist of the following:

As of December 31	2007	2008
(in thousands)	EUR	EUR
Derivative instruments	20,930	53,206
Loan to Micronic	13,000	13,000
Compensation plan assets[1]	7,929	7,103
Prepaid expenses	6,233	5,542
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	6,454	3,901

Total other non-current assets	59,991	88,197

1	For further details on compensation plan refer to Note 17.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 16.

Derivative instruments consist of the non-current part of the fair value of interest-rate swaps which include accrued interest.

The loan to Micronic relates to a license agreement between Micronic Laser Systems AB and ASML. The loan is repayable at demand with a notice period of 90 days.

Other current assets consist of the following:

As of December 31	2007	2008
(in thousands)	EUR	EUR
Advance payments to Zeiss	100,112	103,798
Prepaid expenses	63,211	57,471
Derivative instruments	9,411	39,240
VAT	34,459	18,693
Other	27,336	16,875

Total other current assets	234,529	236,077

Zeiss is our sole supplier of lenses and, from time to time, receives non-interest advance payments from us that assist in financing Zeiss’ work in process and thereby secure lens deliveries to us. Amounts owed under these advance payments are repaid through lens deliveries. We do not maintain an allowance for doubtful debts against these advances but based on periodical monitoring of Zeiss’ financial condition confirm that no loss allowance is necessary.

Prepaid expenses include a tax prepayment on intercompany profit, not realized by the group of EUR 26.2 million in 2008 (2007: EUR 28.8 million).

Derivative instruments consist of currency forward contracts and the current part of interest rate swaps.

10. Goodwill
Changes in goodwill are summarized as follows:

	2007	2008
(in thousands)	EUR	EUR
Cost
Balance, January 1	—	128,271
Acquisition subsidiary	143,340	—
Effect of exchange rates	(15,069)	3,182

Balance, December 31	128,271	131,453
Carrying amount, December 31	128,271	131,453

ASML ANNUAL REPORT 2008

The goodwill relates to the acquisition of Brion in March 2007.

11. Other intangible assets

	Intellectual	Developed	Customer
	property	Technology	relationships	In process R&D	Other	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2007	47,215	—	—	—	—	47,215
Acquisition subsidiary	—	26,708	9,010	23,148	2,393	61,259
Effect of exchange rates	—	(2,807)	(947)	—	(252)	(4,006)

Balance, December 31, 2007	47,215	23,901	8,063	23,148	2,141	104,468
Additions	35	—	—	—	—	35
Effect of exchange rates	—	593	200	—	54	847

Balance, December 31, 2008	47,250	24,494	8,263	23,148	2,195	105,350

Accumulated amortization and impairment
Balance, January 1, 2007	29,139	—	—	—	—	29,139
Amortization	8,069	3,551	898	23,148	775	36,441
Impairment charges	589	444	—	—	—	1,033
Effect of exchange rates	—	(230)	(59)	—	(51)	(340)

Balance, December 31, 2007	37,797	3,765	839	23,148	724	66,273
Amortization	5,780	3,840	1,005	—	867	11,492
Impairment charges	—	552	—	—	—	552
Effect of exchange rates	—	249	50	—	42	341

Balance, December 31, 2008	43,577	8,406	1,894	23,148	1,633	78,658

Carrying amount
December 31, 2007	9,418	20,136	7,224	—	1,417	38,195
December 31, 2008	3,673	16,088	6,369	—	562	26,692

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

In connection with the settlement, ASML made an initial payment to Nikon of US$60 million in 2004 and further payments of US$9 million in 2005, 2006 and 2007 (in total EUR 70 million).

Based upon a royalty valuation method (using a royalty structure which was determined through an analysis of royalty agreements that involve transfers of technologies broadly comparable to ASML’s technology), EUR 21 million of the EUR 70 million of charges relating to the settlement was determined to pertain to future sales and was capitalized under intangible assets. The intangible asset is amortized over a period of five years under cost of sales, which equals the remaining estimated useful life of Class A Patents and the contractual life of Class B Patents. The remaining EUR 49 million was determined to relate to past conduct, i.e., components of products that had been affected by the patents covered by the patent cross-license agreement and that had been installed prior to effectiveness of the cross-license agreement. This amount was expensed as research and development costs in ASML’s consolidated statements of operations for the year ended December 31, 2004.

Developed technology, customer relationships, in-process research and development and other intangible assets were obtained from the acquisition of Brion.

ASML ANNUAL REPORT 2008

During 2008, we recorded amortization charges of EUR 11.5 million (2007: EUR 36.4 million) of which we recorded EUR 11.5 million in cost of sales (2007: EUR 13.0 million) and EUR 0.0 million in research and development costs (2007: EUR 23.4 million).

Estimated amortization expenses relating to other intangible assets for the next five years are as follows:

(in thousands)	EUR
2009	8,565
2010	5,208
2011	5,001
2012	5,001
2013	1,697
Thereafter	1,220

Total	26,692

12. Property, plant and equipment
Property, plant and equipment consist of the following:

				Furniture,
		Machinery		fixtures and
	Buildings and	and	Leasehold	other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2007	121,158	435,019	136,941	229,119	922,237
Additions	90,318	95,063	14,687	32,139	232,207
Acquisition subsidiary	—	2,077	144	308	2,529
Disposals	(22,037)	(51,104)	(2,059)	(2,028)	(77,228)
Effect of exchange rates	(6,280)	(14,125)	(596)	(2,436)	(23,437)

Balance, December 31, 2007	183,159	466,930	149,117	257,102	1,056,308
Additions	172,002	107,093	12,319	30,625	322,039
Disposals	(382)	(91,024)	(8,037)	—	(99,443)
Effect of exchange rates	752	399	425	570	2,146

Balance, December 31, 2008	355,531	483,398	153,824	288,297	1,281,050

Accumulated depreciation and impairment
Balance, January 1, 2007	61,933	337,832	81,927	169,655	651,347
Depreciation	3,338	41,229	12,832	31,141	88,540
Impairment charges	1,537	5,313	229	910	7,989
Disposals	(16,985)	(36,861)	(1,735)	(1,261)	(56,842)
Effect of exchange rates	(2,774)	(10,524)	(414)	(1,908)	(15,620)

Balance, December 31, 2007	47,049	336,989	92,839	198,537	675,414
Depreciation	6,604	54,081	14,961	31,918	107,564
Impairment charges	266	22,324	423	1,544	24,557
Disposals	(558)	(59,671)	(7,201)	—	(67,430)
Effect of exchange rates	548	(255)	80	(68)	305

Balance, December 31, 2008	53,909	353,468	101,102	231,931	740,410

Carrying amount[1]
December 31, 2007	136,110	129,941	56,278	58,565	380,894
December 31, 2008	301,622	129,930	52,722	56,366	540,640

1	Includes as of December 31, 2008 and 2007 assets under construction, respectively, for buildings and constructions of EUR 122.1 million, and EUR 79.6 million, machinery and equipment of EUR 4.6 million and EUR 6.6 million, leasehold improvements of EUR 2.4 million and EUR 1.2 million and furniture, fixtures and other equipment of EUR 8.6 million and EUR 16.4 million.

Additions to buildings and constructions relate to the construction of new facilities in Veldhoven and Taiwan.

ASML ANNUAL REPORT 2008

The majority of the Company’s disposals in 2007 and 2008 relate to machinery and equipment, primarily consisting of prototypes, demonstration and training systems. These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the time that these assets are no longer held for own use but intended for sale, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

During 2008, we recorded impairment charges of EUR 24.6 million (2007: EUR 8.0 million) of which we recorded EUR 20.8 million (2007: EUR 7.6 million) in cost of sales, EUR 2.2 million (2007: EUR 0.2 million) in research and development costs and EUR 1.6 million (2007: EUR 0.2 million) in selling, general and administrative costs.

The impairment charges recorded in 2008 mainly related to machinery and equipment (EUR 22.3 million). The Company impaired certain non leading-edge machinery and equipment that are ceased to be used during the expected economic life, and which management no longer believes can be sold for two reasons, both relating to the global financial market crisis and economic downturn. The first reason relates to our customers’ decision to delay non leading-edge capacity additions which increases the high risk that certain systems will become technologically obsolete. The second reason has to do with the expected plant closures by our high-tech customers to reduce certain non leading-edge capacity, which management believes will result in a high supply of used systems and a downward pressure on sales prices. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 5.4 million) and their carrying amount. In determining the fair value of an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of semiconductor market conditions and our sales and cost expectations which are consistent with the plans and estimates that it uses to manage its business.

The impairment charges recorded in 2007 mainly related to buildings and constructions (EUR 1.5 million) and machinery and equipment (EUR 5.3 million). The impairment charges with respect to buildings and constructions mainly related to a building in Veldhoven that has been abandoned in 2007 and has been demolished in 2008 to create space for the EUV clean room and central utilities which are currently under construction. The impairment was determined based on the difference between the building’s estimated fair value (being EUR 0.0 million) and its carrying amount. The impairment charges with respect to machinery and equipment mainly relate to development, production and field service tooling that no longer met current technology requirements as a result of new technology introductions. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 0.0 million) and their carrying amount.

During 2008, we recorded depreciation charges of EUR 107.6 million (2007: EUR 88.5 million) of which we recorded EUR 50.3 million (2007: EUR 48.6 million) in cost of sales, EUR 25.5 million (2007 EUR 21.5 million) in research and development costs and EUR 31.8 million (2007: EUR 18.4 million) in selling, general and administrative costs.

13. Accrued liabilities and other liabilities
Accrued liabilities and other liabilities consist of the following:

As of December 31	2007[1]	2008
(in thousands)	EUR	EUR
Deferred revenue	355,218	262,209
Costs to be paid	189,925	190,225
Advances from customers	163,759	169,250
Personnel related items	152,444	130,651
Derivative instruments	11,281	67,794
Standard warranty	73,198	35,225
Other	1,233	4,472

Total accrued liabilities and other	947,058	859,826
Less: long-term portion of accrued liabilities and other	7,936	70,038

Short-term portion of accrued liabilities and other	939,122	789,788

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2008

Deferred revenue mainly consists of prepaid service contracts, prepaid extended optic warranty contracts and credit awards regarding free or discounted products or services.

Advances from customers consist of down payments made by customers prior to shipment for systems included in our current product portfolio or systems currently under development.

Personnel related items mainly consist of accrued management bonuses, sales commissions and profit sharing; accrued vacation days and vacation allowance; accrued wage tax, social securities and accrued pension premiums.

Derivative instruments mainly consist of the fair value of interest-rate swaps and currency forward and option contracts on U.S. dollar and Japanese Yen.

We provide standard warranty coverage on our systems for twelve months and an additional lens warranty generally for four years, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, the charge of average service hours and parts per system is calculated to determine the estimated warranty charge. These estimates are updated periodically. Changes in product warranty liabilities for the years 2007 and 2008 are as follows:

	2007	2008
(in thousands)	EUR	EUR
Balance, January 1	75,297	73,198
Additions of the year	47,258	30,322
Utilization of the provision	(28,302)	(35,233)
Release of the provision[1]	(17,988)	(33,409)
Effect of exchange rates	(3,067)	347

Balance, December 31	73,198	35,225

1	The release was due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning curve concerning our systems. The release has been included in cost of sales.

14. Provisions
Provisions consist of the following:

	Employee contract	Lease contract
	termination benefits	termination costs	Total
(in thousands)	EUR	EUR	EUR
Balance at January 1, 2008	—	—	—
Addition of the year	2,428	19,969	22,397
Utilization of the provision	—	—	—
Effect of exchange rates	(163)	(2,061)	(2,224)

Balance at December 31, 2008	2,265	17,908	20,173
Less: short-term portion of provisions	2,265	2,413	4,678

Long-term portion of provisions	—	15,495	15,495

In December 2008, ASML announced a restructuring which will result in the discontinuation of its training center in the United States, downsizing of the United States headquarters and closure of several other locations, reflecting the continuous migration of the semiconductor manufacturing activities to Asia which has been accelerated by the current global financial market crisis and economic downturn. The total restructuring costs are EUR 22.4 million and consist of employee contract termination benefits and contract termination costs. These costs have been fully recognized in 2008.

Provision for employee contract termination benefits relates mainly to the reduction of approximately 105 jobs and comprises only personnel costs. The provision for employee contract termination benefits is expected to be substantially utilized in the first half of 2009.

ASML ANNUAL REPORT 2008

Provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be utilized by 2017.

The annually expected cost savings of the restructuring are EUR 9.6 million.

The restructuring costs are recognized as follows in the consolidated statements of operations:

Restructuring costs
(in thousands)	EUR
Cost of sales	21,492
Selling, general and administrative costs	905

Total	22,397

15. Long-term debt
As of December 31, 2008 long-term debt consists of the Company’s outstanding Eurobond of EUR 600 million.

Eurobond
The following table summarizes the carrying amount of the Company’s outstanding Eurobond, including fair value of interest-rate swaps used to hedge the change in the fair value of the Eurobond:

As of December 31	2007	2008
(in thousands)	EUR	EUR
5.75 percent Eurobond
Principal amount	600,000	600,000
Fair value interest-rate swaps[1]	(436)	47,050

Total	599,564	647,050

1	The fair value of the interest-rate swaps excludes accrued interest.

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

The following table summarizes the estimated fair value of our Eurobond:

		2007			2008
	Principal	Carrying		Principal	Carrying
As of December 31	Amount	Amount	Fair Value	Amount	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
5.75 percent Eurobond	600,000	599,564	532,260	600,000	647,050	345,585

(Source: Bloomberg Finance LP)

The fair value of the Company’s Eurobond is estimated based on the quoted market prices as of December 31, 2008. The fair value of the Eurobond is lower than the principal amount as a result of an increased implied credit spread.

Lines of credit
As of December 31, 2008, the Company has an available credit facility for a total amount of EUR 500 million (2007: EUR 500 million), which will expire in May 2012.

No amounts were outstanding under this credit facility at the end of 2008 and 2007. The credit facility contains a certain restrictive covenant that the Company maintains a minimum financial condition ratio, calculated in accordance with a contractually agreed

ASML ANNUAL REPORT 2008

formula. ASML was in compliance with this covenant at December 31, 2008 and 2007. ASML does not currently anticipate any difficulty in continuing to meet this covenant requirement.

Outstanding amounts under this credit facility will bear interest at the European Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) plus a margin that is dependent on the Company’s liquidity position.

16. Commitments, contingencies and guarantees
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed.

Lease Commitments and Variable Interests
The Company leases equipment and buildings under various operating leases. Operating leases are charged to expense on a straight-line basis. See the Tabular Disclosure of Contractual Obligations below.

In December 2003, the FASB issued FIN 46(R), “Consolidation of Variable Interest Entities”. Under FIN 46(R), an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or a combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.

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

ASML determined that it is not appropriate to consolidate the VIE as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor’s net assets exclusive of variable interests through various cash-flow scenarios based upon the expected market value of the lessor’s net assets. Based on this analysis, ASML determined that other variable interest holders will absorb the majority of the lessor’s expected losses, and as a result, ASML is not the primary beneficiary.

ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million.

Purchase Obligations
The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that result from purchase commitments that are forfeited are provided for in the Company’s financial statements. As of December 31, 2008, the Company had purchase commitments for a total amount of approximately EUR 978 million (2007: EUR 1,405 million). The current commitment level has decreased compared to 2007, which is mainly due to lower market demand. In our negotiations with suppliers we continuously seek to align our purchase commitments with our business objectives. We are able to delay the main part of our purchase commitments for one or two years. See the Tabular Disclosure of Contractual Obligations below.

ASML ANNUAL REPORT 2008

Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations with respect to long-term debt obligations, operating lease obligations, purchase obligations and other liabilities as of December 31, 2008 can be summarized as follows:

		Less than	1-3	3-5	After 5
Payments due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Long Term Debt Obligations, including interest expenses[1]	957,550	34,500	69,000	69,000	785,050
Operating Lease Obligations	152,454	36,865	50,982	31,553	33,054
Purchase Obligations	978,250	919,586	34,532	7,341	16,791
Unrecognized tax benefits	124,202	5,247	34,900	14,324	69,731
Other Liabilities[2]	1,131	1,131	—	—	—

Total Contractual Obligations	2,213,587	997,329	189,414	122,218	904,626

1	We refer to Note 15 to the consolidated financial statements for the amounts excluding interest expense.
2	Other liabilities relate to a finance lease agreement regarding software.

Long term debt obligations relate to interest payments and the redemption of the principal amount of the Eurobond. Reference is made to note 15 to the consolidated financial statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 42 million, EUR 46 million and EUR 43 million for the years ended December 31, 2006, 2007 and 2008 respectively.

Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2008 can be summarized as follows:

		Less than	1-3	3-5	After 5
Purchase options due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	58,004	2,269	—	8,250	47,485

Purchase obligations include purchase commitments with vendors in the ordinary course of business. We are able to delay the main part of our purchase commitments for one or two years.

Unrecognized tax benefits relate to a liability for uncertain tax positions. Reference is made to note 19 to the consolidated financial statements.

Other Off-Balance Sheet Arrangements
The Company has certain additional non material commitments and contingencies that are not recorded on its balance sheet but may result in future cash requirements.

From time to time we provide guarantees to third parties in connection with transactions entered into by our Netherlands subsidiaries in the ordinary course of business.

Qimonda
On January 23, 2009, Qimonda AG and Qimonda Dresden OHG (together “Qimonda”), a German memory chipmaker, filed for insolvency. Qimonda has amounts outstanding to ASML of approximately EUR 37 million in respect of two systems delivered, of which EUR 21 million is reflected in accounts receivable and EUR 16 million is reflected in finance receivables. ASML believes that the outstanding amounts receivable from Qimonda are collectible or the value of the receivables can be realized through the retention of title of the two systems. In case the trustee in bankruptcy will not honour the contracts with ASML, we will execute our right to retrieve these systems, in order to substantially cover the financial risk for ASML. The timing of such potential retrieval of the systems is uncertain.

ASML ANNUAL REPORT 2008

17. Employee benefits
In February 1997, SVG (Company that merged with ASML in May 2001) adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and directors fees. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5.0 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120 percent of the average Moody’s corporate bond rate. For calendar years 2006, 2007 and 2008, participants’ accounts were credited at 6.92 percent, 7.16 percent and 7.34 percent respectively. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2006, 2007 and 2008, the expense incurred under this plan was EUR 0.2 million, EUR 0.1 million and 0.2 million, respectively. As of December 31, 2007 and 2008 the Company’s liability under the deferred compensation plan was EUR 2 million and EUR 2 million respectively.

In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor plan expenses in 2006, 2007 and 2008. On December 31, 2007 and 2008, the Company’s liability under the deferred compensation plan was EUR 6 million and EUR 5 million, respectively.

Pension plans
ASML maintains various pension plans covering substantially all of its employees. The Company’s approximately 3,600 employees in the Netherlands participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan spans approximately 1,250 companies and 156,000 contributing members. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Netherlands governmental authorities. By law (the Netherlands Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 100 percent for the total plan. Every company participating in a Netherlands multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment.

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

The current global financial market crisis and economic downturn and a significant decrease in interest rates have caused the coverage ratio of the multi-employer plan to fall to 91 percent as of November 30, 2008 (December 31, 2007: 135 percent), resulting in an increase in pension premiums. For 2009, the pension premium will increase by one percent to a maximum of 23 percent of the total pensionable salaries. The funding ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is based on actual market interest.

ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant fiscal period.

The Company’s pension costs for all employees for the three years ended December 31, 2008 were:

Year ended December 31	2006	2007	2008
(in thousands)	EUR	EUR	EUR
Pension plan based on multi-employer union plan	21,407	26,485	30,579
Pension plans based on defined contribution	7,538	6,993	8,466

Total	28,945	33,478	39,045

ASML ANNUAL REPORT 2008

Bonus plan
ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on the actual performance on corporate, departmental and personal targets. The bonus for members of senior management can range between 0 percent and 40 percent, or 0 percent and 70 percent of their annual salaries, depending upon their seniority. The performance targets for 2008 are set per half year. The bonus of the first half year of 2008 has been paid in the third quarter of 2008 and the bonus of the second half year is accrued for in the consolidated balance sheets as of December 31, 2008 and is expected to be paid in the first quarter of 2009. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2006	2007	2008
(in thousands)	EUR	EUR	EUR
Bonus expenses	8,202	8,934	7,756

ASML has a retention bonus plan for employees and executives of Brion including three retention bonuses. The first retention bonus was conditional on the first year of employment after the acquisition date and was paid in March 2008. The second retention bonus is conditional on the second year of employment after the acquisition date and is payable in March 2009. The third retention bonus is conditional on the third year of employment after the acquisition date and is payable in March 2010. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2007	2008
(in thousands)	EUR	EUR
Bonus expenses	5,335	5,031

Profit-sharing plan
ASML has a profit-sharing plan covering all employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2006, 2007 and 2008 was 12 percent, 14 percent and 6 percent, respectively. This profit-sharing bonus is accrued for in the consolidated statements of operations for the year ended December 31, 2008 for an amount of EUR 18.1 million, expected to be paid in the first quarter of 2009.

Share-based payments
ASML has adopted various share-based payment plans for its employees, which are described below. The total gross amount of recognized expenses associated with share-based payments was EUR 9.7 million in 2006, EUR 16.5 million in 2007 and EUR 13.5 million in 2008.

Total compensation expenses related to non vested awards to be recognized in future periods amount to EUR 17.5 million as per December 31, 2008 (2007: EUR 26.2 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.5 years (2007: 1.4 years).

ASML ANNUAL REPORT 2008

Stock option transactions are summarized as follows:

		Weighted
		average
	Number of	exercise price
	shares	per share (EUR)
Outstanding, January 1, 2006	25,791,301	23.09
Granted	1,185,863	17.81
Exercised	(1,964,268)	14.40
Expired/Forfeited	(1,589,546)	33.01

Outstanding, December 31, 2006	23,423,350	23.40
Granted	1,438,100	8.59
Exercised	(4,345,322)	15.29
Expired/Forfeited	(5,466,029)	32.76

Outstanding, December 31, 2007	15,050,099	20.89
Granted	990,526	14.38
Exercised	(1,119,426)	12.03
Expired/Forfeited	(2,993,452)	15.48

Outstanding, December 31, 2008	11,927,747	22.53
Exercisable, December 31, 2008	9,731,391	24.29
Exercisable, December 31, 2007	10,696,587	24.37
Exercisable, December 31, 2006	17,258,450	27.15

The estimated weighted average fair value of options granted during 2006, 2007 and 2008 was EUR 5.69, EUR 12.95 and EUR 6.56, respectively, on the date of grant.

The weighted average share price at the date of exercise for stock options was EUR 17.91 (2007: EUR 23.46).

		Number	Weighted average	Weighted average
Options outstanding		Exercisable	remaining	exercise price of
Range of exercise	Number outstanding	December 31,	contractual life	outstanding options
prices (EUR)	December 31, 2008	2008	(years)	(EUR)
0.15 - 7.94	752,711	497,992	0.60	1.76
8.17 - 12.62	5,407,605	4,809,819	6.11	11.40
12.75 - 19.13	1,704,589	660,721	7.22	17.19
19.45 - 29.18	471,912	171,929	8.77	24.04
29.65 - 44.48	21,000	21,000	3.07	36.89
45.02 - 67.53	3,569,930	3,569,930	3.07	46.02

Total	11,927,747	9,731,391	5.50	22.53

Details with respect to stock options and stock are set forth in the following table:

As of December 31
(in thousands, except for contractual term)	2006	2007	2008
Aggregate intrinsic value of stock options exercised (EUR)	12,162	33,273	5,894
Total fair value at vesting date of shares vested during the year (EUR)	362	127	4,288
Aggregate remaining contractual term of currently exercisable options (years)	2.21	3.72	4.83
Aggregate intrinsic value of exercisable stock options (EUR)	—	—	—
Aggregate intrinsic value of outstanding stock options (EUR)	—	—	—

ASML ANNUAL REPORT 2008

Stock transactions are summarized as follows:

			Number of
		Conditionally outstanding	conditionally stock	Stock price	Forfeited/		Conditionally outstanding	End of vesting
Share plan	Year	stock at January 1, 2008	granted	(EUR)	expired	Vested	stock at December 31, 2008	period
Employee plan	2007	45,151	—	24.26	—	—	45,151	19-10-2010
Brion stock plan	2007	462,232	—	17.50	(86,806)	(154,077)	221,349	07-03-2010
Brion performance stock plan	2007	170,173	—	23.12	(47,938)	(40,745)	81,490	31-12-2010
New hire performance stock plan	2007	24,546	—	22.00	—	—	24,546	31-12-2010
Senior management plan	2007	—	74,073	17.80	(3,332)	—	70,741	19-10-2010
Employee plan	2008	—	35,761	14.87	—	—	35,761	18-07-2011
Brion performance stock plan	2008	—	200,032	12.95	—	—	200,032	31-12-2011
New hire performance stock plan	2008	—	39,408	14.83	—	—	39,408	31-12-2010

Total		702,102	349,274		(138,076)	(194,822)	718,478

Stock option plans
The Company has adopted various stock option plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options and maximum number of shares that can be granted in that year. The determination is subject to the approval of the Supervisory Board of the Company. Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the applicable grant dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant date.

The fair value of the stock options is determined using a Black-Scholes option valuation model. We changed our method of estimating expected volatility for all stock options granted after January 1, 2006 from the exclusive use of historical volatility to the exclusive use of implied volatility. The primary reason for this change is that historical volatility had showed a significant and consistent downward trend over the five years ended December 31, 2006, which we believe is the result of the semiconductor industry becoming more mature and less cyclical. Within this period, historical share price volatility decreased from 89 percent in 2002 to 28 percent in 2006. The implied volatility as applied by ASML in 2006 was approximately 30 percent, which is significantly lower than historical share price volatility of 55 percent over the five year period then ended, and was much closer to the actual volatility of ASML’s share price over fiscal year 2006 of 28 percent. Consequently, we no longer believe that an average historical volatility over a period commensurate with the expected term of the employee stock options (4-5 years) is likely to be indicative of future stock price behavior. Instead, we believe that the exclusive use of implied volatility results in a more accurate estimate of the expected stock price volatility because it more appropriately reflects market expectations of future stock price volatility. Our stock options are actively traded on Euronext Amsterdam. For this purpose, we use implied volatility as calculated by Bloomberg, which is based on an average of traded stock options:

•	with market prices reasonably close to the date of grant;
•	that have exercise prices close to the exercise price of the employee stock options; and
•	that have a remaining maturity of up to four years.

The Black-Scholes option valuation of the fair value of our stock options is based on the following assumptions:

As of December 31	2006	2007	2008
Weighted average share price (in EUR)	17.8	24.0	12.5
Volatility (in percentage)	30.0	29.0	54.5
Expected life (in years)	5.0	4.9	4.9
Risk free interest rate	3.8	4.4	4.4
Expected dividend yield (in EUR)	—	—	1.15
Forfeiture rate[1]	—	—	—

1	As of the three-years ended December 31, 2008 forfeitures are estimated to be nil.

When establishing the expected life assumption we annually take into account the contractual terms of the options as well as historical employee exercise behavior.

Stock Option Extension Plans and Financing
In 2002, employees were offered an extension of the option period for options granted in 2000. As a result the option period was extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan

ASML ANNUAL REPORT 2008

still exceeded ASML’s stock price on the modification date. As a result, these stock option extensions did not result in recognition of any compensation expense in accordance with APB Opinion No. 25 and related interpretations.

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

In 2006, we launched a stock option plan for Netherlands employees holding stock options granted in 2000 (option “A”), which expire in 2012. In this plan we granted options (option “B”) which only become effective after option “A” expires unexercised in 2012. The virtual employee loan in conjunction with option “A” will then be transferred to option “B” and consequentially gets the status of a perpetual loan. In total 932 employees chose to join this plan. Under the plan we granted 1,515,643 stock options and recognized additional compensation expenses of EUR 0.8 million for the year ended December 31, 2006.

Policy for issuing shares upon exercise
Until 2006 we issued new shares to satisfy the option rights of option holders upon exercise. In 2007 both new shares as well as repurchased shares were used to satisfy the option rights upon exercise. In 2008 only repurchased shares were used to satisfy the option rights upon exercise.

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

The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used reference is made to the disclosure above under the caption “Stock Option Plans”.

Senior management plan
The senior management plan consists of two parts, both including a half-year performance condition based on a targeted Return On Average Invested Capital (“ROAIC”) and a three year service condition. ROAIC is determined by dividing the average income from operations less provision for income taxes by the average invested capital. The average invested capital is determined by total assets less cash and cash equivalents less current liabilities.

In October 2007 stock and stock options were awarded to senior management under the new share-based payment plan. In April 2008, the targeted first half-year ROAIC was approved by the Board of Management and communicated to senior management. At that time awards for the first part were granted to senior management. In mid-2008 at time of approval and communication of the second-half year ROAIC, awards for the second part were granted to senior management. Stock options granted under the senior management plan have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the date the plan was communicated to senior management (announcement date). The fair value of stock is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the announcement date. The announcement date may differ from the grant date for reason of later approval and mutual understanding of the performance condition. Granted awards generally vest over a two to three-year period with any unexercised stock options expiring ten years after the announcement date.

Employee plan
The employee plan includes a three-year service condition. Stock options granted under the employee plan have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant date. The fair value of stock is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant date. Granted awards generally vest over a three-year period with any unexercised stock options expiring ten years after the grant date.

Brion share-based payment plans
In March, 2007 ASML acquired Brion. As part of a retention package employees and executives of Brion have been granted stock awards, performance stock awards and the Brion stock options outstanding at the acquisition date have been converted to ASML stock options.

ASML ANNUAL REPORT 2008

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

Brion stock option plan
At the effective date of the acquisition the existing stock options of Brion have been converted to ASML stock options leaving the vesting terms and conditions unchanged. The fair value of the stock options was determined using a Black-Scholes option valuation model. The fair value of the stock options relating to past services is part of the total purchase consideration. The fair value of the stock options relating to future services will be part of future compensation expenses. Granted awards generally vest over a four-year period.

New hire performance stock plan
Some new hires are eligible to conditional performance stock awards, under the conditions set forth in the general terms and conditions. The maximum number of performance stock will be determined on the day of conditional grant and will be based upon the market fair value of an ASML share per that day. The ultimately awarded number of shares of performance stock will be determined on yearly targets over a three year period of achievement. These targets are financial parameters relating to ROAIC parameters of a benchmark group.

18. Legal contingencies
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

Patent litigation with Nikon
Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007.

Arbitration with Aviza Technology
On December 1, 2006, Aviza Technology (“Aviza”) initiated arbitration proceedings against ASML Holding N.V., ASML U.S., Inc. and certain of ASML Holding N.V.’s affiliates (collectively, the “ASML parties”). Aviza’s arbitration demand alleged that the ASML parties engaged in fraud and made negligent misrepresentations or omissions in connection with a 2002 License Agreement between ASML and IPS, Ltd. That agreement was assigned to Aviza in connection with the 2003 divestiture of ASML’s Thermal Division.

On March 24, 2008, the arbitrator in the Aviza case ruled in ASML’s favor holding that Aviza failed to establish a cause of action against ASML. On June 19, 2008, the arbitrator awarded ASML its legal fees and costs associated with the case.

Dividend withholding tax
In May and June 2006, ASML entered into forward purchase agreements with a broker acting as principal to effect share repurchases under its share buyback program. The aggregate number of shares bought back under these agreements through July 13, 2006 was 25,450,296.

The Netherlands tax authorities challenged ASML’s fiscal interpretation of the forward purchase agreements and sought to recast the repurchase as a dividend payment to unidentifiable shareholders. Accordingly, the Netherlands tax authorities assessed ASML for dividend withholding tax such that an (additional) amount of approximately EUR 24 million would be payable by ASML. In June

ASML ANNUAL REPORT 2008

2008, as a result of objections lodged by ASML, the matter was settled. ASML paid an insignificant (additional) amount in connection with the settlement.

19. Income taxes
The components of income before income taxes are as follows:

Year Ended December 31	2006[1]	2007[1]	2008
(in thousands)	EUR	EUR	EUR
Domestic	647,227	461,682	141,418
Foreign	214,532	386,471	168,226

Total	861,759	848,153	309,644

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

In addition to the income tax benefit recognized in the consolidated statements of operations, current and deferred tax of EUR 18.2 million (gain) have been recognized in equity in the year 2008 related to stock option plans and derivative instruments.

The Netherlands domestic statutory tax rate amounted to 25.5 percent in 2008 and 2007. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation between the (provision for) benefit from income taxes shown in the consolidated statements of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:

Year Ended December 31	2006[1]		2007[1,2]		2008
(in thousands)	EUR	%	EUR	%	EUR	%
Income from operations before income taxes	861,759	100.0	848,153	100.0	309,644	100.0
Income tax expense based on domestic rate	255,081	29.6	216,279	25.5	78,959	25.5
Change in statutory tax rate	(2,987)	(0.4)	(6)	—	—	0.0
Different tax rates	(19,677)	(2.3)	(16,538)	(1.9)	(26,764)	(8.6)
Other credits and non-taxable items	10,794	1.3	(22,583)	(2.7)	(64,921)	(21.0)

Provision for (benefit from) income taxes shown in the consolidated statements of operations	243,211	28.2	177,152	20.9	(12,726)	(4.1)

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
2	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

Income tax expense based on domestic rate reflects the tax expense that would have been applicable if all of our income were derived from our Netherlands operations.

The Netherlands statutory tax rate was reduced from 29.6 percent for 2006 to 25.5 percent for 2007 and following years. This led to a remeasurement of our deferred tax assets and liabilities, resulting in a one time tax benefit of EUR 3.0 million in 2006 since we had a net deferred tax liability position in the Netherlands tax jurisdiction in both years.

A portion of our results are realized in countries other than the Netherlands where different tax rates are applicable. Different tax rates mainly reflect the adjustment necessary to give effect to the differing tax rates applicable in these non-Netherlands jurisdictions.

Other credits and non-taxable items reflect the impact on statutory rates of permanent non-deductible and non- taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of various tax credits on our provision for income taxes. In 2008, the decrease in income taxes is mainly related to three items on which we reached agreement with the Netherlands tax authorities. These items are the treatment of taxable income related to ASML’s patent portfolio, the valuation of intellectual property rights acquired in the past against historical exchange rates, and the treatment of taxable income related to a temporarily depreciated investment in ASML’s United States subsidiary, all

ASML ANNUAL REPORT 2008

of which had a favorable impact on the effective tax rate. As a result of these three items, ASML recognized exceptional tax income of approximately EUR 70 million in 2008.

The provision for income taxes consists of the following:

Year Ended December 31	2006[1]	2007[1,2]	2008
(in thousands)	EUR	EUR	EUR
Current
Domestic	190,844	96,751	(45,165)
Foreign	27,459	86,962	16,502
Deferred
Domestic	(2,084)	(9,213)	15,614
Foreign	26,992	2,652	323

Total	243,211	177,152	(12,726)

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.
2	In 2008, subsequent to the filing of the 2007 annual report on Form 20-F, ASML detected and made a correction for a prior period error with respect to a release of deferred tax liabilities of EUR 8.7 million. This release was incorrectly recognized in the 2007 consolidated statement of operations under (provision for) benefit from income taxes instead of in equity under other comprehensive income. The 2007 figures have been adjusted to reflect this correction. See Note 1 to the consolidated financial statements.

The deferred tax position and liability for unrecognized tax benefits recorded on the balance sheet are as follows:

As of December 31	2007[1]	2008
(in thousands)	EUR	EUR
Deferred tax position	84,308	134,268
Liability for unrecognized tax benefits	(110,346)	(124,202)

Total	(26,038)	10,066

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

The calculation of our liability for unrecognized tax benefits involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. We believe that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash-flows.

On January 1, 2007 we adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes”. Consistent with the provisions of FIN 48, as of December 31, 2008, ASML classified EUR 124.2 million of the liability for unrecognized tax benefits as non-current liabilities because payment of cash was not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in deferred and other tax liabilities in the consolidated balance sheets. The total liability for unrecognized tax benefits, if recognized, would have a favorable effect on the Company’s effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the (provision for) benefit from income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheets of December 31, 2007 amounted to EUR 21.5 million and as of December 31, 2008 amounted to EUR 23.6 million; these amounts were also classified as non-current liabilities consistent with the provisions of FIN 48.

There were three main topics on which we reached agreement with the fiscal authorities in 2008 that have affected our effective tax rate. For these three main topics and their related tax positions the more-likely-than-not recognition threshold of FIN 48 was not met as of December 31, 2007.

In the course of 2008, we reached agreement with the Netherlands tax authorities on determination of the tax benefits resulting from application of the so-called “Royalty Box”, a Netherlands tax measure intended to stimulate innovation. The Royalty Box mechanism partly exempts income attributable to research efforts and protected by patents from taxation, resulting in taxation of

ASML ANNUAL REPORT 2008

so called patent income at an effective corporate income tax rate of 10.0 percent instead of 25.5 percent. This agreement covered the Royalty Box for the years 2007, 2008 and the years thereafter.

We also reached agreement with the Netherlands tax authorities on the valuation of intellectual property rights acquired from the United States against a fixed historical U.S. dollar exchange rate.

Finally, we reached agreement with the Netherlands tax authorities on the tax base of the temporarily depreciated investment in ASML’s United States subsidiary. This depreciated amount has to be added back to taxable income in the period 2006-2010 in five equal installments.

The benefit of the Royalty Box for both 2007 and 2008, the benefit of the recognized deferred tax asset for intellectual property rights and the benefit of the temporarily depreciated investment have all been recorded in the (provision for) benefit from income taxes for 2008. As a result, ASML recognized exceptional tax income of approximately EUR 70 million.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

	2007	2008
(In millions)	EUR	EUR
Balance, January 1	138.3	110.3
Gross increases – tax positions in prior period	17.7	13.0
Gross decreases – tax positions in prior period	(30.3)	(6.5)
Gross increases – tax positions in current period	26.6	15.2
Settlements	(35.5)	(5.0)
Lapse of statute of limitations	(6.5)	(2.8)

Balance, December 31	110.3	124.2

For the year ended December 31, 2008, there were no material changes related to the liability for unrecognized tax benefits that impacted the Company’s effective tax rate.

The Company estimates that the total liability of unrecognized tax benefits will change with EUR 5.2 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements and expiration of statute of limitations which are expected to have a favorable effect on the Company’s effective tax rate.

The deferred tax position is classified in the consolidated financial statements as follows:

As of December 31	2007	2008
(in thousands)	EUR	EUR
Deferred tax assets – short term	78,395	71,780
Deferred tax assets – long-term	141,032[1]	148,133
Deferred tax liabilities – short term	(50)	(148)
Deferred tax liabilities – long-term	(135,069)	(85,497)

Total	84,308	134,268

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2008

The deferred tax position in the consolidated financial statements is as follows:

As of December 31	2007	2008
(in thousands)	EUR	EUR
Tax effect carry-forward losses	80,569	57,832
Bilateral Advance Pricing Agreement	9,370	20,856
Research and Development Costs	36,355	43,522
Inventories and work-in-progress	44,689	33,298
Restructuring and impairment	—	12,840
Temporary depreciation investments	(120,987)	(72,587)
Other temporary differences	34,312[1]	38,507

Total	84,308	134,268

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

Deferred tax assets result predominantly from net operating loss carry-forwards incurred in the United States. Net operating losses qualified as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to carry forward its United States federal tax losses in existence at December 31, 2008 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. The Company’s ability to carry forward United States state tax losses in existence at December 31, 2008 will expire in the period 2008 through 2023. The total amount of losses carried forward as of December 31, 2008 is EUR 144.5 million tax basis or EUR 57.8 million tax effect, which resides completely with ASML US, Inc., and US based subsidiaries of ASML US Inc. Based on management’s analysis, we believe that all United States qualified tax losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations, possible tax planning alternatives available to us, and a realignment of group assets that we effected during the period 2001 through 2003 and that included the transfer of certain tangible and intangible assets of ASML US, Inc. to ASML Netherlands B.V. The value of the assets transferred has resulted and will result in additional income recognized by ASML US, Inc., which we believe, taken together with projected future taxable income from operations will be sufficient to absorb the net operating losses that ASML US, Inc. has incurred, prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer and the remuneration of ASML US, Inc. for intercompany services rendered, in 2002 we requested a bilateral advance pricing agreement (“APA”) from the US and Netherlands tax authorities which resulted in September 2007 in two duly signed advance pricing agreements between certain ASML subsidiaries and the tax authorities of the United States and the Netherlands.

The deferred tax assets for research and development costs relate to costs which are tax deductible in future years.

The components of the deferred tax assets related to inventories and work-in-progress are EUR 20.3 million deferred tax asset due to a tax law change in The Netherlands requiring accelerated profit recognition on work-in-process and EUR 13.0 million temporary differences on timing of allowance for obsolete inventory in the United States. Temporary differences on timing of allowance for obsolete inventory result from tax laws that defer deduction for an allowance for obsolete inventory until the moment the related inventory is actually disposed of or scrapped, rather than when the allowance is recorded for accounting purposes.

The deferred tax assets related to restructuring and impairment relate to costs, that are tax deductible in future years.

Pursuant to Netherlands tax laws, we have temporarily depreciated part of our investment in our United States group companies in the period 2001 — 2005. This depreciation has been deducted from the taxable base in the Netherlands, which resulted in temporary (cash) tax refunds in prior years. This tax refund will be repaid in the period 2006 — 2010 in five equal installments. As of December 31, 2008, this repayment obligation amounted to EUR 72.6 million, which is recorded as a long-term deferred tax liability in the Company’s consolidated financial statements.

We are subject to tax audits in our major tax jurisdictions for years as from 2001. Our major tax jurisdictions are the Netherlands, the United States and Hong Kong. During such audits, local tax authorities may challenge the positions taken by us.

ASML ANNUAL REPORT 2008

20. Segment disclosure
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

Since the beginning of 2005, management reporting includes net system sales figures of the Company’s product lines: 300 mm new systems, 200 mm new systems and used systems. Net sales for these product lines in 2006, 2007 and 2008 were as follows:

Year ended December 31	2006[1]	2007[1]	2008
(in thousands)	EUR	EUR	EUR
300 millimeter new systems	2,902,744	3,154,802	2,297,109
200 millimeter new systems	165,069	99,396	49,228
used systems	145,923	97,083	170,425

Total net system sales	3,213,736	3,351,281	2,516,762

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which they are located. Net sales and identifiable assets by geographic region were as follows:

Year Ended December 31	Net sales	Identifiable assets
(in thousands)	EUR	EUR
2006[1]
Japan	143,788	14,345
Korea	1,079,233	13,730
Singapore	85,544	7,246
Taiwan	739,432	16,058
Rest of Asia	241,583	915,583
Europe	369,289	2,148,495
United States	922,907	740,036

Total	3,581,776	3,855,493
2007[1]
Japan	270,068	39,666
Korea	1,019,733	21,888
Singapore	204,673	4,989
Taiwan	794,113	53,534
Rest of Asia	283,076	824,524
Europe	344,013	2,602,672
United States	852,509	359,389

Total	3,768,185	3,906,662
2008
Japan	437,202	239,746
Korea	909,941	12,204
Singapore	72,245	5,174
Taiwan	361,808	62,509
Rest of Asia	252,713	374,285
Europe	280,040	2,750,007
United States	639,729	337,324

Total	2,953,678	3,781,249

ASML ANNUAL REPORT 2008

1	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. See note 1 to the consolidated financial statements.

In 2008, sales to the largest customer accounted for EUR 754 million or 25.5 percent of net sales. In 2007, sales to the largest customer accounted for EUR 818 million or 21.7 percent of net sales. In 2006, sales to one customer accounted for EUR 722 million or 20.1 percent of net sales. ASML’s three largest customers accounted for 42.2 percent of accounts receivable at December 31, 2008, 40.1 percent of accounts receivable at December 31, 2007, and 35.0 percent of accounts receivable at December 31, 2006.

Substantially all our sales were export sales in 2006, 2007 and 2008.

21. Board of Management and Supervisory Board remuneration

Board of Management
The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee of the Supervisory Board. The remuneration policy was last amended, and adopted by the General Meeting of Shareholders on April 3, 2008. ASML’s aim with the remuneration policy is to continue to attract, reward and retain qualified industry professionals in an international labor market. The remuneration structure and levels are determined by referencing to the appropriate top executive pay market practices by benchmarking positions. The total remuneration consists of base salary and benefits, a short-term performance cash bonus and performance stock options and long-term performance stock.

Base salary, benefits and short-term performance cash bonus
The remuneration of the members of the Board of Management was as follows:

	2006	2007	2008
Year Ended December 31	EUR	EUR	EUR
Salaries	1,921,375	2,010,000	2,073,000
Bonuses	882,872	940,781	988,236[1,2]
Pension cost	196,887	221,958	249,072
Other benefits[3]	243,917	245,968	266,625

Total	3,245,051	3,418,707	3,576,933

1	As part of the new 2008 remuneration policy, as approve by the General Meeting of Shareholders on April 3, 2008, the maximum annual performance bonus percentages have been increased from 50 percent in 2007 to 75 percent (CEO) or 60 percent (other members of the Board of Management) in 2008.
2	The bonuses can be related for an amount of EUR 629,255 to the first half year of 2008 and for an amount of EUR 358,981 to the second half year of 2008.
3	Other benefits include housing costs, company car costs, social security costs, health and disability insurance costs and representation allowances.

The 2008 remuneration of the individual members of the Board of Management was as follows:

	Received	Earned Cash	Other
	Base Salary	Bonus	benefits[1]	Total
	EUR	EUR	EUR	EUR
E. Meurice	735,000	414,569	102,434	1,252,003
P.T.F.M. Wennink	455,000	205,311	49,209	709,520
M.A. van den Brink	483,000	217,945	43,686	744,631
K.P. Fuchs	400,000	150,411	71,296	621,707

1	Other benefits include housing costs, company cars costs, social security costs, health and disability insurance costs and representation allowances.

ASML has an annual short-term performance cash bonus plan for the Board of Management. Under the new 2008 Remuneration Policy, the annual performance bonus ranges between 0 percent and 75 percent (CEO) or 60 percent (other members of the Board of Management) (2007: between 0 percent and 50 percent) of base salary. Under this plan the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets are market share and financial and operational performance parameters relating to return on average invested capital, technology related parameters and qualitative targets based on agreed key objectives.

ASML ANNUAL REPORT 2008

The 2008 vested pension benefits1 of individual members of the Board of Management was as follows:

2008
EUR
E. Meurice	91,982
P.T.F.M. Wennink	56,350
M.A. van den Brink	59,913
K.P. Fuchs	40,827

1	Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution.

Performance Stock Options
Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:

						Share price
	Jan. 1,	Exercised	Expired	Dec. 31,	Exercise	on exercise	Expiration
	2008	during 2008	during 2008	2008	price	date	date
E. Meurice	125,000	—	—	125,000	10.62	—	15-10-2014
	12,500	—	—	12,500	11.52	—	21-01-2015
	57,770	—	—	57,770	11.53	—	19-01-2015
	88,371	—	—	88,371	17.90	—	18-01-2016
	95,146	—	—	95,146	20.39	—	17-01-2017

P.T.F.M. Wennink	31,500	—	—	31,500	58.00	—	20-01-2012
	20,000	—	20,000	—	20.28	—	21-01-2008
	32,379	—	—	32,379	11.53	—	19-01-2015
	56,236	—	—	56,236	17.90	—	18-01-2016
	58,964	—	—	58,964	20.39	—	17-01-2017

M.A. van den Brink	31,500	—	—	31,500	58.00	—	20-01-2012
	40,473	—	—	40,473	11.53	—	19-01-2015
	59,098	—	—	59,098	17.90	—	18-01-2016
	61,644	—	—	61,644	20.39	—	17-01-2017

K.P. Fuchs	6,113	—	—	6,113	11.53	—	19-01-2015
	22,000	—	—	22,000	17.61	—	21-04-2016
	53,558	—	—	53,558	17.90	—	18-01-2016
	53,604	—	—	53,604	20.39	—	17-01-2017

Conditional Performance Stock Options
Members of the Board of Management are eligible for a maximum conditional performance stock option grant, under the conditions set forth in the new 2008 Remuneration Policy, with a value equal to 50 percent of their base salary (whereas the value at target level equals to 25 percent of their base salary). The maximum number of performance stock options in relation to this amount was determined on the day of publication of the 2007 annual results (in 2008) and was based upon the fair value of a performance stock option in accordance with the Cox Ross Rubinstein method. The fair value according to this method equals EUR 4.33 per performance stock option. The ultimately awarded number of performance stock options is determined upon achievement of the 2008 target. Based on the Black-Scholes option valuation model, the fair value of the options granted in 2007 and 2008 was EUR 6.74 and EUR 5.66, respectively. The compensation expenses recorded in the consolidated statements of operations for the year ended December 31, 2008 amount to EUR 0.9 million (2007: EUR 1.8 million).

ASML ANNUAL REPORT 2008

The actual number of performance stock options which will be awarded in 2009 in relation to performance achievements over 2008 are as follows:

	Actual number of performance stock	Number of performance stock
	options which were awarded in 2008	options which will be awarded in 2009
	for 2007 actual achievement	for 2008 actual achievement[1]
E. Meurice	95,146	42,448
P.T.F.M. Wennink	58,964	26,277
M.A. van den Brink	61,644	27,894
K.P. Fuchs	53,604	23,101

1	The numbers are based on a latest estimate. The actual numbers of performance stock options will be determined by the remuneration committee in February 2009.

Conditional Performance Stock
Members of the Board of Management are eligible for a maximum conditional performance stock award, under the conditions set forth in the 2008 new remuneration policy, with a value equal to a maximum of 96.25 percent of their base salary (whereas the value at target level equals 55 percent of their base salary). The maximum number of performance stock in relation to this amount was determined on the day of publication of the 2007 annual results (in 2008) and was based upon the fair value of a performance stock in accordance with the Cox Ross Rubinstein method. The fair value according to this method equals EUR 12.41 per performance stock. The ultimately awarded number of performance stock will be determined over a three year period upon achievement of targets set in 2008. These targets are financial and operational performance parameters relating to average return on invested capital parameters. ASML accounts for this stock award performance plan as a variable plan. The fair value of the stock granted in 2007 and 2008 was EUR 20.39 and EUR 17.20, respectively. The compensation expenses recorded in the consolidated statements of operations for the year ended December 31, 2008 amount to EUR 3.3 million (2007: EUR 3.3 million).

The maximum number of performance stock from 2008 which can be awarded in relation to performance targets over the three year performance period 2008 through 2011 are as follows:

	Actual number of	Maximum number of	Maximum number of	Maximum number of
	performance stock	performance stock	performance stock	performance stock
	granted in 2005	granted in 2006 to be	granted in 2007 to be	granted in 2008 to be
	awarded in 2008	awarded in 2009[1]	awarded in 2010	awarded in 2011
E. Meurice	36,972	72,136	66,338	57,002
P.T.F.M. Wennink	20,721	45,905	41,111	35,287
M.A. van den Brink	25,902	48,241	42,980	37,458
K.P. Fuchs	3,912	43,719	37,374	28,201

1	The actual number of performance stock will be determined by the Remuneration Committee in the first half year of 2009.

Benefits upon termination of employment
The employment agreements with Mr. P. Wennink and Mr. M. van den Brink do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments will be according to applicable law.

The employment agreement with Mr. E. Meurice contains specific provisions regarding benefits upon termination of this agreement. If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of Mr. E. Meurice, a severance payment equal to one year base salary will be paid upon the effective date of termination. This severance payment will also be paid in case Mr. Meurice gives notice of termination of the employment agreement in connection with a substantial difference of opinion between him and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Furthermore, Mr. E. Meurice would also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if Mr. Meurice gives notice of termination, that is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

In 2008, Mr. K. Fuchs received a payment of one year salary (EUR 400,000) in connection with his resignation, which payment was in accordance with the terms of Mr. Fuchs’ employment contract.

ASML ANNUAL REPORT 2008

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

During 2007 and 2008, ASML paid out the following amounts to the individual members of the Supervisory Board:

	2007[1]	2008
Year Ended December 31	EUR	EUR
H. Bodt[2]	70,000	—
OB Bilous	92,500	95,000
J.A. Dekker	75,000	60,000
J.W.B. Westerburgen	75,000	60,000
F.W. Fröhlich	67,500	55,000
A.P.M. van der Poel[3]	85,000	80,000
H.C.J. van den Burg	58,750	47,500
W.T. Siegle[4]	38,750	77,500
R. Deusinger[5]	9,856	20,188

1	The amounts paid in 2007 consist of the annual compensation over the period April 1, 2006 until March 31, 2007, and the compensation over Q2 and Q3 2007. In addition, each Supervisory Board member received a net cost allowance over Q2 and Q3 2007, amounting to EUR 900, and EUR 1,200 for the Chairman of the Supervisory Board.
2	Membership ended March 28, 2007.
3	Chairmanship started March 28, 2007.
4	Membership started March 28, 2007.
5	Membership started July 17, 2007 and ended June 4, 2008.

In addition, a net cost allowance was paid to each Supervisory Board member in 2008, amounting to EUR 1,800 per year, and EUR 2,400 per year for the Chairman of the Supervisory Board.

In 2009, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in euro):

OB Bilous	95,000
H.C.J. van den Burg	47,500
J.A. Dekker[1]	30,000
F.W. Fröhlich	55,000
P.F.M. van der Meer Mohr[2]	20,000
A.P.M. van der Poel	80,000
W.T. Siegle	77,500
J.W.B. Westerburgen	60,000
W. Ziebart[2]	20,000

1	Membership will end March 26, 2009.
2	Membership will start March 26, 2009, subject to appointment by the General Meeting of Shareholders. Amount is subject to change, depending on eventual committee memberships.

In addition, in 2009, ASML expects to pay a net cost allowance amounting to EUR 1,800 per year to each Supervisory Board member, and EUR 2,400 per year to the Chairman of the Supervisory Board.

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2005. Those securities are not part of members’ remuneration from the Company and are therefore not included.

ASML ANNUAL REPORT 2008

22. Selected operating expenses and additional information
Personnel expenses for all payroll employees were:

Year Ended December 31	2006	2007	2008
(in thousands)	EUR	EUR	EUR
Wages and salaries	406,307	469,214	477,374
Social security expenses	31,958	35,905	37,877
Pension and retirement expenses	28,945	33,478	39,045
Share-based payments	9,667	16,506	13,535

Total	476,877	555,103	567,831

The average number of payroll employees in FTEs from continuing operations during 2006, 2007 and 2008 was 5,320, 6,191 and 6,840 respectively. The total number of payroll personnel employed in FTEs per sector was:

Year Ended December 31	2006	2007	2008
Research and development	1,480	1,831	2,042
Goodsflow	1,450	1,699	1,936
Customer support	2,128	2,475	2,346
General	402	468	488
Sales	134	109	118

Total	5,594	6,582	6,930

As of December 31, 2006, 2007 and 2008, a total of 1,486, 1,725 and 1,329 temporary employees in FTEs, respectively, were employed in the Company’s continuing operations.

In 2006, 2007 and 2008, a total of 2,739, 3,112 and 3,510 (on average) payroll employees in FTEs in the Company’s continuing operations (excluding temporary employees), respectively, were employed in the Netherlands.

In December 2008, ASML received approval to participate in the Labor Time Reduction Program, a Netherlands government program that helps companies to reduce working hours for employees without impacting their salaries. Employees receive part of their wages and salaries from the national unemployment fund on the condition they will spend non-working hours on training and education. The plan is designed to protect employment in viable industries during an exceptionally severe downturn such as the current one. It is a temporary measure consisting of an initial period of six weeks that can be renewed up to three times, pending government approval for each period. Extension for a further six weeks will be requested early 2009. The effect of this measure is that the labor time of 1,100 of our payroll employees in the Netherlands will be reduced by 50 percent for six weeks as of January 5, 2009. This measure will decrease our salary expenses by 35 percent for this group of employees in the applicable period, amounting to EUR 1.5 million per applicable period in 2009.

23. Vulnerability due to certain concentrations
ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2008 our sales were not limited by the deliveries from Zeiss.

ASML sells a substantial number of lithography systems to a limited number of customers. See Note 20. Business failure of one of our main customers may result in adverse effects on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2008

24. Capital stock

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

Ordinary shares
At our annual General Meeting of Shareholders, held on April 3, 2008, the Board of Management was granted the authorization to issue shares and/or rights thereto representing up to a maximum of 5 percent of our issued share capital as of the date of authorization, plus an additional 5 percent of our issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At our annual General Meeting of Shareholders to be held on March 26, 2009, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 26, 2010.

Holders of our ordinary shares have a preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At our annual General Meeting of Shareholders, held on April 3, 2008, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 26, 2009, our shareholders will be asked to grant this authority through September 26, 2010. At this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares and options separately for a period of 18 months.

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and our Articles of Association. Although Netherlands law provides since June 11, 2008 that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not be more than 50 percent of the issued share capital, our current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not be more than 10 percent of the issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (either by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through October 3, 2009 up to a maximum of approximately 27 percent of our issued share capital as of the date of authorization (April 3, 2008) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our annual General Meeting of Shareholders to be held on March 26, 2009, our shareholders will be asked to extend this authority through September 26, 2010.

Cumulative preference shares
In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003. In connection with the synthetic share buyback concluded in October 2007, a second amendment to the option agreement between the Foundation and ASML was made in 2007. In view of the requirements as set forth in Section 5:71 paragraph 1(c) of the act on the supervision of financial markets (Wet op het financieel toezicht, the “Wft”), a third amendment to the option agreement between the Foundation and ASML has become effective as from January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares.

The object of the Foundation is to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated with ASML, in such way that the interests of ASML and of those enterprises and of all parties concerned are safeguarded as well as possible, and influences which might affect the independence and the identity of ASML and those enterprises contrary to those interests, are strenuously kept from intruding on the Foundation, and everything related to the above or possibly conducive thereto.

The Foundation seeks to realize its object by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares. Because of their lower nominal value, the cumulative preference shares have less voting rights than ordinary shares but are entitled to dividends

ASML ANNUAL REPORT 2008

on a preferential basis at a percentage based on EURIBOR for cash loans with a duration of twelve months — weighted by the amount of days for which the rate is applied — during the financial year for which the distribution is made, plus 2 percent.

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

If the right mentioned above is exercised and as a result cumulative preference shares are issued, the Company, at the request of the Foundation, will repurchase or cancel all cumulative preference shares held by the Foundation as a result of such issuance with repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. In that case the Company is obliged to effect the repurchase and cancellation respectively as soon as possible.

If the Foundation will not request the Company to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, the Company will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of the Company. As of January 1, 2009 its Board of Directors comprises four independent voting members from the Netherlands business and academic communities, Mr. R.E. Selman, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A. Baan.

Dividend proposal
In 2008, the Company revised its reserves and dividend policy, resulting in dividend payments for 2007, starting with a pay out of EUR 0.25 per ordinary share of EUR 0.09. Management will assess annually the dividend amount to be proposed to the Annual General Meeting of Shareholders. A proposal will be submitted to the Annual General Meeting of Shareholders on March 26, 2009 to declare a dividend for 2008 of EUR 0.20 per ordinary share of EUR 0.09.

25. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table provides a summary of shares repurchased by the Company between 2006 and 2008:

						Total value of
				Total Number of		Shares
				Shares	Maximum	Purchased as
				Purchased as	Number of	Part of Publicly
				Part of Publicly	Shares That May	Announced
		Total Number of	Average Price	Announced	Yet be Purchased	Plans or
		Shares	Paid per Share	Plans or	Under the	Programs (in
Program	Period	purchased	(EUR)	Programs	Programs	EUR million)
2006-2007 Share program	May 17-26, 2006	6,412,920	15.59	6,412,920	19,037,376	100
2006-2007 Share program	June 7-30, 2006	13,517,078	15.81	19,929,998	5,520,298	314
2006-2007 Share program	July 3-13, 2006	5,520,298	15.62	25,450,296	—	400

2006-2007 Share program	October 12, 2006	14,934,843	18.55	14,934,843	—	277

2006-2007 Share program	February 14-23, 2007	8,000,000	19.53	8,000,000	—	156

Capital repayment program 2007	September - October 2007	55,093,409	18.36	55,093,409	—	1,012

2007-2008 Share program	November 14-26, 2007	9,000,000	22.62	9,000,000	5,000,000	204
2007-2008 Share program	January 17-22, 2008	5,000,000	17.52	14,000,000	—	292

2006 — 2007 Share Program
On March 23, 2006, the General Meeting of Shareholders authorized the repurchase of up to a maximum of 10 percent of our issued shares through September 23, 2007. The number of shares bought back in the initial phase of this Repurchase Program was 25,450,296 shares, representing 100 percent of the announced objective for the initial phase of the Repurchase Program of maximum EUR 400 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006. Shares repurchased were recorded at cost and classified within shareholders’ equity. ASML cancelled these repurchased shares in 2007.

ASML ANNUAL REPORT 2008

In the second phase of the Repurchase Program, ASML repurchased 14,934,843 additional shares pursuant to a call option transaction announced on October 9, 2006. These repurchased shares represented 100 percent of the announced objective of the second phase of the Repurchase Program. In order to mitigate the dilution due to the issuance of shares upon conversion of its convertible bond due October 2006, these shares were subsequently used to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. The Company paid an aggregate of EUR 277 million in cash for these shares. This repurchase program was completed in the fourth quarter of 2006. These shares were purchased from a third party who issued the call option.

In February 2007, ASML repurchased the final phase of shares under the Repurchase Program of the remaining 1.7 percent of outstanding share, being 8,000,000 shares. The share program was announced on February 14, 2007 and was completed in the first quarter of 2007. Shares repurchased have been used to cover outstanding stock options and to satisfy partly the conversion rights of holders of ASML’s 5.50 percent Convertible Subordinated Notes.

Capital repayment program 2007
On July 17, 2007 the Extraordinary General Meeting of Shareholders approved three proposals to amend the Company’s Articles of Association. The first amendment involved an increase of share capital by an increase in the nominal value per ordinary share from EUR 0.02 to EUR 2.12 and a corresponding reduction in share premium. The second amendment was a reduction of the nominal value per ordinary share from EUR 2.12 to EUR 0.08 resulting in the payment to shareholders of EUR 2.04 per ordinary share. The third amendment involved a reduction in stock, whereby 9 ordinary shares with a nominal value of EUR 0.08 each were consolidated into 8 ordinary shares with a nominal value of EUR 0.09 each. As a result of these amendments, which in substance constitute a synthetic share buyback, EUR 1,012 million has been repaid to our shareholders and the outstanding number of ordinary shares was reduced by 55,093,409 shares or 11 percent. The capital repayment program was completed in October 2007.

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

In January 2008, ASML bought back 5,000,000 shares. The aggregate number of shares bought back up to and including January 2008, represents 100 percent of the announced objective of 14,000,000 shares.

Authorization of share repurchases
On April 3, 2008, the General Meeting of Shareholders authorized the repurchase of up to a maximum of approximately 27 percent of our issued share capital as of the date of authorization (April 3, 2008) through October 3, 2009. However, implementation of additional share buy back programs will depend on the recovery of the industry and economy.

Veldhoven, the Netherlands
January 23, 2009

/s/  Eric Meurice, Chief Executive Officer
Eric Meurice, Chief Executive Officer

/s/  Peter T.F.M. Wennink, Chief Financial Officer
Peter T.F.M. Wennink, Chief Financial Officer

ASML ANNUAL REPORT 2008

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of ASML Holding N.V.:

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 (all expressed in euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/  Deloitte Accountants B.V.
Deloitte Accountants B.V.
Eindhoven, The Netherlands
January 23, 2009

ASML ANNUAL REPORT 2008

Exhibits

ASML ANNUAL REPORT 2008

Exhibit Index

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 11 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on November 2, 2007)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))

ASML ANNUAL REPORT 2008

Exhibit No.	Description
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
8.1	List of Material Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

ASML ANNUAL REPORT 2008