Form 20-F
period 2009-12-31
ASML HOLDING NV
filed 2010-01-29
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009

Commission file number 025566

ASML HOLDING N.V.
(Exact Name of Registrant as Specified in Its Charter)

THE NETHERLANDS
(Jurisdiction of Incorporation or Organization)

DE RUN 6501
5504 DR VELDHOVEN
THE NETHERLANDS
(Address of Principal Executive Offices)

Craig DeYoung
Telephone: +1 480 383 4005
Facsimile: +1 480 383 3978
E-mail: craig.deyoung@asml.com
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

433,638,976 Ordinary Shares
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
Yes (✓) No ( )

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
Item 17 ( ) Item 18( )
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ( ) No (✓)

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

ASML ANNUAL REPORT 2009

Contents

Part I

01	Item 1 Identity of Directors, Senior Management and Advisors

01	Item 2 Offer Statistics and Expected Timetable

01	Item 3 Key Information
	A.	Selected Financial Data
	B.	Capitalization and Indebtedness
	C.	Reasons for the Offer and Use of Proceeds
	D.	Risk Factors

09	Item 4 Information on the Company
	A.	History and Development of the Company
	B.	Business Overview
	C.	Organizational Structure
	D.	Property, Plant and Equipment

16	Item 4A Unresolved Staff Comments

16	Item 5 Operating and Financial Review and Prospects
	A.	Operating Results
	B.	Liquidity and Capital Resources
	C.	Research and Development, Patents and Licenses, etc.
	D.	Trend Information
	E.	Off-Balance Sheet Arrangements
	F.	Tabular Disclosure of Contractual Obligations
	G.	Safe Harbor

36	Item 6 Directors, Senior Management and Employees
	A.	Directors and Senior Management
	B.	Compensation
	C.	Board Practices
	D.	Employees
	E.	Share Ownership

43	Item 7 Major Shareholders and Related Party Transactions
	A.	Major Shareholders
	B.	Related Party Transactions
	C.	Interests of Experts & Counsel

45	Item 8 Financial Information
	A.	Consolidated Statements and Other Financial Information
	B.	Significant Changes

ASML ANNUAL REPORT 2009

45	Item 9 The Offer and Listing
	A.	Offer and Listing Details
	B.	Plan of Distribution
	C.	Markets
	D.	Selling Shareholders
	E.	Dilution
	F.	Expenses of the Issue

47	Item 10 Additional Information
	A.	Share Capital
	B.	Memorandum and Articles of Association
	C.	Material Contracts
	D.	Exchange Controls
	E.	Taxation
	F.	Dividends and Paying Agents
	G.	Statement by Experts
	H.	Documents on Display
	I.	Subsidiary Information

52	Item 11 Quantitative and Qualitative Disclosures About Market Risk

55	Item 12 Description of Securities Other Than Equity Securities

Part II

56	Item 13 Defaults, Dividend Arrearages and Delinquencies

56	Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

56	Item 15 Controls and Procedures

56	Item 16
	A.	Audit Committee Financial Expert
	B.	Code of Ethics
	C.	Principal Accountant Fees and Services
	D.	Exemptions from the Listing Standards for Audit Committees
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
	F.	Change in Registrant’s Certifying Accountant
	G.	Corporate Governance

Part III

60	Item 17 Financial Statements

60	Item 18 Financial Statements

60	Item 19 Exhibits
EX-8.1
EX-12.1
EX-13.1
EX-15.1

ASML ANNUAL REPORT 2009

ASML ANNUAL REPORT 2009

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

ASML ANNUAL REPORT 2009

Five-Year Financial Summary

Year ended December 31	2005	2006 [1]	2007	[1]	2008	2009
(in thousands, except per share data)	EUR	EUR	EUR		EUR	EUR

Consolidated statements of operations data
Net sales	2,528,967	3,581,776	3,768,185		2,953,678	1,596,063
Cost of sales	1,554,772	2,127,797	2,218,526		1,938,164	1,137,671

Gross profit on sales	974,195	1,453,979	1,549,659		1,015,514	458,392
Research and development costs[2]	323,874	386,567	486,141		516,128	466,761
Amortization of in-process research and development costs	—	—	23,148		—	—
Selling, general and administrative costs	201,204	204,799	225,668		212,341	156,644

Income (loss) from operations	449,117	862,613	814,702		287,045	(165,013)
Interest income (expense), net	(14,094)	(854)	33,451		22,599	(6,537)

Income (loss) from operations before income taxes	435,023	861,759	848,153		309,644	(171,550)
(Provision for) benefit from income taxes	(123,559)	(243,211)	(177,152)		12,726	20,625

Net income (loss)	311,464	618,548	671,001		322,370	(150,925)

Earnings per share data
Basic net income (loss) from continuing operations per ordinary share	0.64	1.30	1.45		0.75	(0.35)
Basic net income (loss) per ordinary share	0.64	1.30	1.45		0.75	(0.35)
Diluted net income (loss) per ordinary share[3]	0.64	1.26	1.41		0.74	(0.35)

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	484,103	474,860	462,406		431,620	432,615
Diluted	542,979	503,983	485,643		434,205	432,615

1	As of January 1, 2008, ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007, ASML accounted for award credits using the cost accrual method. The comparative figures for the years 2007 and 2006 have been adjusted to reflect this change in accounting policy. The change in accounting policy did not affect the 2005 figures.
2	As of January 1, 2009, Research and Development (“R&D”) credits are presented as part of R&D costs instead of as a separate line item. The comparative figures for the years 2005 through 2008 have been adjusted accordingly.
3	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans for periods in which exercises would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise of such options when such exercises would be anti-dilutive.

ASML ANNUAL REPORT 2009

As of December 31	2005	2006 [1]	2007 [1]	2008	2009
(in thousands, unless otherwise indicated)	EUR	EUR	EUR	EUR	EUR

Consolidated balance sheets data
Cash and cash equivalents	1,904,609	1,655,857	1,271,636	1,109,184	1,037,074
Working capital[4]	1,785,836	2,236,173	1,997,988	1,964,906	1,704,714
Total assets	3,756,023	3,953,888	4,073,128	3,939,394	3,727,497
Long-term debt	382,558	381,433	602,016	647,050	663,102
Total shareholders’ equity	1,711,837	2,148,003	1,891,004	1,988,769	1,774,768
Capital stock	9,694	10,051	39,206	38,887	39,028

Consolidated statements of cash flows data
Depreciation and amortization	90,531	87,092	126,344	119,190	140,201
Impairment	8,350	17,354	9,022	25,109	15,896
Net cash provided by total operating activities	711,493	492,280	701,011	280,746	97,764
Purchases of property, plant and equipment	(72,660)	(70,619)	(179,152)	(259,770)	(104,959)
Acquisition of subsidiary (net of cash acquired)	—	—	(188,011)	—	—
Net cash used in total investing activities	(60,803)	(70,629)	(362,152)	(259,805)	(98,082)
Capital repayment[5]	—	—	(1,011,857)	—	—
Purchase of shares in conjunction with conversion rights of bondholders and share-based payments	—	(678,385)	(359,856)	(87,605)	—
Dividend paid	—	—	—	(107,841)	(86,486)
Net proceeds from issuance of bond	—	—	593,755	—	—
Net cash provided by (used in) total financing activities	2,879	(657,624)	(715,363)	(184,238)	(73,444)
Net increase (decrease) in cash and cash equivalents	676,479	(248,752)	(384,221)	(162,452)	(72,110)

Ratios and other data
Gross profit as a percentage of net sales	38.5	40.6	41.1	34.4	28.7
Income (loss) from operations as a percentage of net sales	17.8	24.1	21.6	9.7	(10.3)
Net income (loss) as a percentage of net sales	12.3	17.3	17.8	10.9	(9.5)
Shareholders’ equity as a percentage of total assets	45.6	54.3	46.4	50.5	47.6
Income taxes as a percentage of income (loss) before income taxes	(28.4)	(28.2)	(20.9)	4.1	(12.0)
Sales of systems (in units)	196	266	260	151	70
Average selling price of system sales (in millions)	11.4	12.1	12.9	16.7	16.8
Value of systems backlog (in millions)	1,434	2,146	1,697	755	1,853
Systems backlog (in units)[6]	95	163	89	41	69
Average selling price of systems backlog (in millions)	15.1	13.2	19.1	18.4	26.8
Value of booked systems (in millions)	1,998	4,075	2,970	1,569	2,334
Net bookings for the year (in units)[7]	160	334	186	103	98
Average selling price of booked systems (in millions)	12.5	12.2	16.0	15.2	23.8
Number of payroll employees in FTEs	5,055	5,594	6,582	6,930	6,548
Number of temporary employees in FTEs	1,106	1,486	1,725	1,329	1,137
Increase (decrease) net sales in percentage	2.6	41.6	5.2	(21.6)	(46.0)
Number of ordinary shares outstanding (in thousands)	484,670	477,099	435,626[5]	432,074	433,639
ASML share price[8]	16.90	18.84	21.66	12.75	24.00
Volatility 260 days in percentage of ASML shares[9]	26.00	28.08	27.52	51.14	38.45
Dividend per ordinary share in Euro	—	—	0.25	0.20	0.20

4	Working capital is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.
5	In 2007, as part of a capital repayment program, EUR 1,012 million of share capital was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11 percent (pursuant to a synthetic share buyback).
6	Our systems backlog as of December 31 includes only system orders for which written authorizations have been accepted and shipment and revenue recognition dates within 12 months have been assigned.
7	Our net bookings, during the year, include only system orders for which written authorizations have been accepted and shipment and revenue recognition dates within 12 months have been assigned.
8	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam (source: Bloomberg Finance LP).
9	Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).

ASML ANNUAL REPORT 2009

Exchange Rate Information
We publish our consolidated financial statements in Euros. In this Annual Report, references to ‘‘€”, “euro” or “EUR” are to Euros, and references to “$”, “U.S. dollar”, “USD” or “US$” are to United States dollars.

A portion of our net sales and expenses is, and historically has been, denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. “Operating Results, Foreign Exchange Management”, Note 1 “General Information, Summary of Significant Accounting Policies” and Note 3 “Market Risk and Derivatives” to our consolidated financial statements.

The following are the Noon Buying Rates certified by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”), expressed in U.S. dollars per euro.

						January 2010 (through
Calendar year	2005	2006	2007	2008	2009	January 22, 2010)
Period End	1.18	1.32	1.46	1.39	1.43	1.42
Average[1]	1.24	1.26	1.37	1.47	1.39	1.44
High	1.35	1.33	1.49	1.60	1.51	1.45
Low	1.17	1.19	1.29	1.24	1.25	1.41

1	The average of the Noon Buying Rates on the last business day of each month during the period presented.

	July	August	September	October	November	December	January 2010 (through
Months of	2009	2009	2009	2009	2009	2009	January 22, 2010)
High	1.43	1.44	1.48	1.50	1.51	1.51	1.45
Low	1.39	1.41	1.42	1.45	1.47	1.42	1.41

B. Capitalization and Indebtedness
Not applicable.

C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that ASML faces. Some risks may not yet be known to ASML and certain risks that ASML does not currently believe to be material could become material in the future.

Risks Related to the Semiconductor Industry

The Semiconductor Industry is Highly Cyclical and We May Be Adversely Affected by Any Downturn
As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, the timing, duration and volatility of which are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	the current and anticipated market demand for semiconductors and for products utilizing semiconductors;
•	semiconductor prices;
•	semiconductor production costs;
•	changes in semiconductor inventory levels;
•	general economic conditions; and
•	access to capital.

Reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2009

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve net income. If sales levels decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we may also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.

The current financial crisis affecting the banking system and global financial markets is in many respects unprecedented in the history of our Company. The continued concern over the instability of the financial markets and the global economic downturn could result in a number of follow-on effects on our business, including: declining business and consumer confidence resulting in reduced, delayed or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays; the inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies; and other adverse effects that we cannot currently anticipate. If global economic and market conditions remain uncertain or deteriorate further, we are likely to experience continuing material adverse impacts on our business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory, and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead-time to complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues, damage to customer relationships and we may lose market share.

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

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our research and development (“R&D”) programs and timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”), that our customers may not ultimately adopt. If our customers do not adopt these new technologies, products or product enhancements that we develop due to a preference for more established or alternative new technologies and products or for other reasons, we would not recoup any return on our investments in these technologies or products, which would result in the recording of impairment charges on these investments and could have a materially adverse effect on our business, financial condition and results of operations.

The success of EUV will be particularly dependent on light source (laser) availability and continuing technical advances as well as infrastructure developments in masks and resists, without which the tools cannot achieve the productivity and yield that are required to justify their capability economically.

We Face Intense Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are:

•	the technical performance characteristics of a lithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support;
•	a strengthening of the euro particularly against the Japanese yen which results in lower prices and margins;
•	the strength and breadth of our portfolio of patents and other intellectual property rights; and

ASML ANNUAL REPORT 2009

•	our customers’ desire to obtain lithography equipment from more than one supplier.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview, Intellectual Property” and Note 17 to our consolidated financial statements.

ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushika Kaisha (“Canon”). Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, and may cause a decline in our sales or loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a further decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

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

The number of lithography systems we are able to produce is limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview, Manufacturing, Logistics and Suppliers”.

In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV”, used in our high resolution steppers and Step & Scan systems, and the extreme ultraviolet light source, referred to as “EUV”, used in our next generation EUV systems, are available from only a very limited number of suppliers.

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

A High Percentage of Net Sales Is Derived from a Few Customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2009, sales to our largest customer accounted for EUR 349 million, or 21.9 percent of net sales, compared to EUR 754 million, or 25.5 percent of net sales, in 2008. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of the limited number of our customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for 44.0 percent of accounts receivable at December 31, 2009, compared to 42.2 percent at December 31, 2008. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (70 units in 2009 and 151 units in 2008), with an average selling price (“ASP”) in 2009 of EUR 16.8 million (EUR 21.1 million for new systems and

ASML ANNUAL REPORT 2009

EUR 7.9 million for used systems) and an ASP in 2008 of EUR 16.7 million (EUR 20.4 million for new systems and EUR 4.8 million for used systems). As a result, the timing of recognition of revenue from a small number of product sales may have a significant impact on our net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

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

ASML ANNUAL REPORT 2009

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

In particular, approximately 28 percent of our 2009 revenues and approximately 12 percent of our 2008 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in cleanroom facilities located in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. These facilities are subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations.

Because of Labor Laws and Practices, Any Workforce Reductions That We May Seek to Implement in Order to Reduce Costs Company-Wide May Be Delayed or Suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to certain formal procedures, which can delay, or may result in the modification of our planned workforce reductions. For example, in the Netherlands, if our Works Council renders adverse advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors. See Item 6.D. “Employees”.

Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations
We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro as we incur manufacturing costs for our systems predominantly in euro while a portion of our net sales and cost of sales is denominated in U.S. dollars and Japanese yen.

In addition, a substantial portion of our assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our consolidated financial statements are expressed in euro. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in various exchange rates. In general, our customers run their businesses in U.S. dollars, and therefore a further weakening of the U.S. dollar against the euro might impact the ability of our customers to purchase our products.

Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

Also see Item 5.A. “Operating Results, Foreign Exchange Management”, Item 5.F. “Tabular Disclosure of Contractual Obligations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 3 to our consolidated financial statements.

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

ASML ANNUAL REPORT 2009

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

Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees
Our business and future success significantly depend upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel, which could adversely affect our business, financial condition and results of operations.

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

In May 2001, we merged with Silicon Valley Group (“SVG”) (now part of ASML US, Inc.), a company that was active in lithography, as well as in track and thermal businesses, which we subsequently divested or discontinued.

From time to time, ASML pursues acquisitions of smaller businesses that it believes will complement or enhance ASML’s core lithography business. These have included the acquisition of MaskTools in July 1999 and the acquisition of Brion Technologies, Inc. (“Brion”) in March 2007.

Capital Expenditures and Divestitures
Our capital expenditures (purchases of property, plant and equipment) for 2009, 2008 and 2007 amounted to EUR 105.0 million, EUR 259.8 million and EUR 179.2 million, respectively. Our capital expenditures in these years generally related to the

ASML ANNUAL REPORT 2009

construction of new facilities in Veldhoven for our latest technologies such as EUV and double patterning (in 2007, 2008 and 2009) and in Taiwan for our ASML Center of Excellence (“ACE”, in 2007 and 2008), purchases of machinery and equipment, information technology investments, and leasehold improvements to our facilities (in 2007, 2008 and 2009).

Divestitures mainly consisting of machinery and equipment (more specifically prototypes, demonstration and training systems) amounted to EUR 10.9 million for 2009, EUR 4.3 million for 2008 and EUR 19.2 million for 2007. See Note 11 to our consolidated financial statements.

B. Business Overview
We are one of the world’s leading providers of advanced technology systems for the semiconductor industry. We offer an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits (“semiconductors”, “ICs” or “chips”). We supply lithography systems to IC manufacturers throughout Asia, the United States and Europe and also provide our customers with a full range of support services from advanced process and product applications knowledge to complete round-the-clock service support.

Our Business Model
Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•	offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms and advanced applications outside the traditional lithography business, each resulting in lower costs per product for our customers;
•	providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes of our customers and improve productivity;
•	maintaining appropriate levels of R&D to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;
•	enhancing the capabilities of the installed base of our customers through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
•	reducing the cycle time between a customer’s order of a system and the use of that system in volume production on-site;
•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies;
•	improving the reliability and uptime of our installed system base; and
•	providing refurbishing services that effectively increase residual value by extending the life of equipment.

Market and Technology Overview

Introduction
Chip making is all about “shrink” or reducing the size of chip designs. The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960’s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost, ICs capable of performing a greater number of functions at faster speeds and with reduced power consumption. Despite the recent financial and economic crisis, we believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variation, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Lithography is used to print complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

We primarily design, manufacture, market and service semiconductor processing equipment used in the fabrication of ICs. Our lithography equipment includes Step & Scan systems, which combine stepper technology with a photo-scanning method.

Our systems use a mask to achieve the required chip pattern. A mask is a flat, transparent quartz plate containing an opaque microscopic pattern: an image of the electronic circuitry for one layer of a chip. The mask is placed in a scanner where intense light passing through it projects the pattern, via a series of reducing lenses, onto part of the wafer. Before exposure, the wafer is coated with photoresist and positioned so that the projected pattern aligns with existing features on the chip/wafer. After exposure and developing, the pattern left on the wafer surface is used to selectively process and build up the next layer.

Customer Roadmaps
Supported by their technology roadmaps, IC manufacturers continue to show interest in resolution shrink as a means to lower manufacturing costs per unit. The leading IC manufacturers for both volatile and non-volatile memory, as well as logic and microprocessor units, have plans to migrate their production capabilities in the foreseeable future to resolutions close to or beyond 20 nm, for which they will require state-of-the-art lithography equipment.

ASML ANNUAL REPORT 2009

Products
We develop lithography systems and related products for the semiconductor industry and related patterning applications. Our product development strategy focuses on the development of product families based on a modular, upgradeable design.

Our older PAS 2500 and PAS 5000 lithography systems, which we no longer manufacture but continue to refurbish, are used for g-line and i-line processing of wafers up to 150 mm in diameter and are employed in manufacturing environments and in special applications for which design resolutions no more precise than 0.5 microns are required.

Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line, Krypton Fluoride (“KrF”) and Argon Fluoride (“ArF”) processing of wafers up to 200 mm in diameter and is employed in volume manufacturing to achieve design nodes requiring resolutions down to 90 nm. In 1997, we introduced the PAS 5500 Step & Scan systems with improved resolution and overlay.

We offer TWINSCAN systems, based on i-line, KrF and ArF processing of wafers up to 300 mm in diameter for manufacturing environments for which design resolutions down to 38 nanometer (“nm”) are required. The modular upgradeable design philosophy of the Step-and-Scan product family has been further refined and applied in the design of our most advanced product family. The TWINSCAN platform, introduced in 2000, is the basis for our current and next generation Step-and Scan systems, which are capable of extending shrink technology down to 38 nm.

We are the leader in the innovation of immersion technologies and we were the world’s first producer of dual-stage design (TWINSCAN) systems. Wafer measurement, including focus and alignment, is completed on the dry stage, while the imaging process, using water applied between the wafer and the lens, is completed on the wet stage. The dual-stage advantage of TWINSCAN systems enables our customers to benefit from the process enhancements of immersion while continuing to use familiar and proven metrology technology.

Furthermore, we continuously develop and sell a range of product options and enhancements designed to increase productivity and improve imaging and overlay to optimize value of ownership over the entire life of our systems.

Product Development
In 2003, we introduced the second generation of TWINSCAN systems based on the XT body with a 50 percent reduction in the main production area occupied by our system.

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

In 2006, we started volume production of the TWINSCAN XT:1700i, a 193 nm immersion scanner capable of imaging at the 45 nm node in volume production environments. With a new catadioptric lens design, this system featured an NA of 1.2, substantially higher than that of its predecessor, the XT:1400, which had an NA of 0.93, exceeding the non-immersion barrier of 1.0. The XT:1700i has enabled chipmakers to improve resolution by 30 percent and has been employed in the development and manufacturing of the latest advanced generation of ICs.

The acquisition of Brion in 2007 enabled ASML to improve the implementation of optical proximity correction (“OPC”) technology and resolution enhancement techniques (“RET”) such as Double Patterning Technology (“DPT”) and Source-Mask Optimization (“SMO”) for masks. These improvements are extending the practical resolution limits of ASML ArF immersion products. Brion’s computational lithography capabilities enable us to offer products that further improve the set-up and control of ASML lithography systems.

Brion’s current computational lithography portfolio comprises not only traditional products (such as RET/OPC/DPT/SMO), but also solutions that directly interface with the numerous calibration controls in an ASML scanner to optimize performance. Our computational lithography products capture detailed knowledge of scanner design and real performance, which enables them to accurately predict real-life manufacturing performance. Such predictions are essential in addressing possible ramp-up and yield problems in advance, potentially avoiding months of delay in time-to-market for our customers. The same prediction capabilities allow the ASML scanners to be optimally calibrated for improved performance in production, given specific chip designs or reticles, thereby achieving improved yield.

ASML ANNUAL REPORT 2009

Once a scanner is optimally set-up for a given application, ASML also offers scanner control solutions that ensure that the performance of the lithographic process remains optimal and stable throughout production. These scanner control solutions also leverage the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as reticle deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical planarization fingerprints. To ensure optimal control performance, ASML’s scanner control solutions use ASML’s own advanced wafer metrology technology, Yieldstar.

In the third quarter of 2007, ASML began volume shipment of the XT:1900i, with a new industry benchmark of 1.35 NA, which is close to the practical limit for water-based immersion technology. This optical lithography system is capable of volume production of ICs down to 40 nm and below and is used for high volume IC manufacturing at multiple customers worldwide.

In 2008, we discontinued research into optical maskless lithography due to the reduced market opportunity for this technology. Research studies on alternative technologies continue for both mask-based and maskless lithography.

In the third quarter of 2008, ASML announced an enhanced version of the XT:1900i system, the XT:1950i, with improved throughput of 148 wafers per hour, resolution of 38 nm and a scheduled overlay of 4 nm. In the first quarter of 2009, we started shipments of XT:1950i systems, which extend the performance, imaging and overlay specifications of the successful XT:1900i system.

Also in the third quarter of 2008, ASML commenced shipment of the XT:1000, which uses the catadioptric lens technology developed for the XT:1700i and XT:1900i to extend the maximum NA of the previous generation of 248 nm wavelength, KrF, systems to 0.93 NA from the previous maximum available of 0.80 NA. The XT:1000’s high NA of 0.93 can resolve 80 nm device features, far smaller than the 100 nm of other KrF systems. The XT:1000 also improves value to customers, with an increased throughput of 165 300 mm wafers per hour under volume manufacturing conditions while maintaining the same industry-leading 6 nm overlay as leading-edge ArF systems.

By the end of 2009, ASML had shipped more than 850 TWINSCAN systems demonstrating the acceptance of the TWINSCAN platform as the semiconductor industry’s standard for 300 mm lithography. We also announced an improved version of the successful TWINSCAN platform called NXT featuring new stage and position control technology, providing improved imaging and overlay performance for immersion. Initial shipments started in the third quarter of 2009 with volume production expected in 2010.

Also by the end of 2009, ASML had received five orders for next generation EUV systems, the first of which is scheduled for shipment in the second half of 2010. EUV will provide a large “process window” and much greater shrink compared to current approaches and we expect it to be a multi-generation lithography solution. The first generation of these systems will combine a wavelength of 13.5 nm and a lens system with a NA of 0.25 to provide imaging at a resolution of 27 nm. The EUV platform is targeted for production of ICs down to 22 nm and beyond.

In February 2009, Brion Technologies, a subsidiary of ASML, announced Tachyon SMO, a new source-mask optimization (SMO) product that allows full co-optimization of source and mask. This product provides the industry with low k1 manufacturable imaging solutions and is a major advancement of Brion’s industry standard SMO technology, which was currently in use at the leading logic and memory manufacturers.

In July 2009, ASML introduced FlexRaytm programmable illumination and BaseLinertm scanner matching technology. Together, they offer scanner stability optimization and stabilize manufacturing process windows.

ASML ANNUAL REPORT 2009

The table below outlines our current product portfolio of Stepper and Scanner Systems by resolution and wavelength.

Current ASML lithography product portfolio of Step & Scan Systems1

	Resolution	Wavelength	Lightsource	Numerical aperture
PAS 5500 SYSTEMS
PAS 5500/4X0	280 nm	365 nm	i-line	0.48-0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50-0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55-0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50-0.75

TWINSCAN SYSTEMS
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:450	220 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:8X0	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:875	90 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:1000	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1450	57 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1700 immersion	45 nm	193 nm	ArF	0.75-1.20
TWINSCAN XT:1900 immersion	40 nm	193 nm	ArF	0.85-1.35
TWINSCAN XT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35
TWINSCAN NXT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35

1	This table does not include the older (including pre-used) products sold on the PAS 2500, PAS 5000 and PAS 5500 platforms

–	XT is a TWINSCAN system for 200 and 300 mm wafer sizes;
–	Wavelength refers to the frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC;
–	1 nm is equal to one billionth of a meter;
–	The X in the number represents different models in the product portfolio within the same resolution. For example XT:8X0 can either represent XT:800 or XT:850;
–	NXT is an improved version of the current TWINSCAN system, introducing new stages and stage position control technology, which enable improved imaging and overlay.

Sales, Customer Support and Customers
We market and sell our products through our direct sales staff.

We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems at customer sites. We also offer refurbished and remanufactured tools, system upgrades and enhancements, and technical training.

Our field engineers and applications, service and technical support specialists are located throughout Asia, the United States and Europe.

In 2006, ASML established the ASML Center of Excellence (“ACE”) in Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long-term growth. ACE features customer support, training, logistics, refurbishment, technology and application development. ACE also enables sourcing of selected equipment modules, components and services in the region. Finally, ACE is used as a training center to develop worldwide talent for ASML’s workforce. In the fourth quarter of 2008, we completed construction of the building and facility that houses ACE near Taipei, Taiwan and into which the ACE organization was moved.

Customers and Geographic Regions
In 2009, sales to our largest customer accounted for EUR 349 million, or 21.9 percent of net sales, compared to EUR 754 million, or 25.5 percent of net sales, in 2008 (2007: EUR 818 million or 21.7 percent of net sales). We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular period for the foreseeable future.

In 2009, we derived 72.6 percent of net sales from Asia, 23.1 percent from the United States and 4.3 percent from Europe. In general, since ASML’s founding in 1984, the percentage of our sales derived from Asia has increased and the cumulative percentage of our sales derived from the United States and Europe has decreased. See Note 19 to the consolidated financial statements.

Manufacturing, Logistics and Suppliers
Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning / testing of a finished system from components

ASML ANNUAL REPORT 2009

and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities (subassembly, final assembly and system fine tuning / testing) are performed in cleanroom facilities located in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan, Republic of China. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing”, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

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

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. In 2009, approximately 26 percent of our aggregate cost of sales was purchased from Zeiss (2008: 32 percent; 2007: 40 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for our stepper and scanner systems. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. During 2009, our sales were not limited by the deliveries from Zeiss.

If Zeiss is unable to maintain or increase production levels, we might not be able to respond to customer demand. As a result, our relationships with current and prospective customers could be harmed, which would have a material adverse effect on our business, financial condition and results of operations.

Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and later years. These agreements define a framework in all areas of our business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

Pursuant to these agreements, ASML and Zeiss have agreed to continue their strategic alliance until either party provides at least three years’ notice of its intent to terminate. Although we believe such an outcome is unlikely, if Zeiss were to terminate its relationship with us, or if Zeiss were unable to produce lenses and optical components over a prolonged period, we would effectively cease to be able to conduct our business.

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

Research and Development
The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to R&D programs and we expect to continue to allocate significant resources to these efforts. In addition, we have established sophisticated development centers in the Netherlands, the United States and Taiwan. We are also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.

We apply for subsidy payments in connection with specific development projects under programs sponsored by the Netherlands government, the European Union, the United States government and the Taiwanese government. Amounts received under these programs generally are not required to be repaid.

We invested EUR 467 million in R&D (net of credits) in 2009, compared to EUR 516 million in 2008 and EUR 486 million in 2007. In addition to these R&D investments, in 2007 we recognized a one-off charge related to the Brion acquisition of EUR 23 million (amortization of in-process R&D).

ASML ANNUAL REPORT 2009

In 2009, our R&D efforts drove further development of the several versions of the TWINSCAN platform along with leading-edge technologies, including immersion, double patterning and EUV. The continuous drive by our customers for cost reductions has led us to increase significantly the commonality of components across different TWINSCAN platform versions and led to our announcement in 2009 of an improved version of TWINSCAN platform called NXT, which provides improved imaging and overlay performance. We continue to develop technology to support applications of “double patterning”. Double patterning is a resolution enhancement technique that involves splitting a dense circuit pattern into multiple, less-dense patterns. We also are putting increased effort in holistic lithography, enabling further shrink by integrating computational lithography, wafer lithography and process control and optimizing process windows and lithography system set-up for volume production.

In 2009, we increased our resources for development of EUV technology. This technology promises a means for cost-effective extendibility of our customers’ roadmaps. The EUV Alpha Demo Tools (“ADT”) have provided us with sufficient data to begin to finalize the planned pre-production tools. Our key customers now have direct access to EUV technology, which we expect will result in the acceptance of this technology as well as drive the development of EUV infrastructure, including mask fabrication and resist processes. These pre-production tools are planned for shipment starting in the second half of 2010.

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

In 2007, ASML and Zeiss signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture ICs. There was no transfer of technology and no payment was made among the parties.

From 2001 through late 2004, we were party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007.

Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are:

•	the technical performance characteristics of a lithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs and productivity;
•	a strengthening of the euro particularly against the Japanese yen which results in lower prices and margins;
•	the strength and breadth of our portfolio of patent and other intellectual property rights; and
•	our customers’ desire to obtain lithography equipment from more than one supplier.

We believe that the market segment for lithography systems and the investments required to be a significant competitor in this market segment have resulted in increased competition for market share through the aggressive prosecution of patents. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis.

Government Regulation
Our business is subject to direct and indirect regulation in each of the countries in which our customers or we do business. As a result, changes in various types of regulations could affect our business adversely. The implementation of new technological, safety or legal requirements could impact our products, or our manufacturing or distribution processes, and could affect the timing of product introductions, the cost of our production, and products as well as their commercial success. Moreover, environmental and other regulations that adversely affect the pricing of our products could adversely affect our results of operation. The impact of these changes in regulation could adversely affect our business even where the specific regulations do not directly apply to us or to our products.

ASML ANNUAL REPORT 2009

C. Organizational Structure
ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned subsidiary, are as follows:

See Exhibit 8.1 for a list of our subsidiaries.

D. Property, Plant and Equipment
We principally obtain our facilities under operating leases. However, we also own a limited number of buildings, mainly consisting of the new production facilities in the Netherlands and Taiwan. The book value of land and buildings owned by us amounted to EUR 354 million as of December 31, 2009 compared to EUR 302 million as of December 31, 2008. As a result of the decline in revenues caused by the recent financial and economic crisis, we experienced temporary underutilization of our facilities, mainly in the first half of 2009.

Depending on market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2010 will be approximately EUR 100 million, in line with 2009 capital expenditures. Purchases of property, plant and equipment in 2009 mainly include amounts spent to finalize the first part of the construction of the production facilities in Veldhoven for our latest technologies such as EUV and NXT (double patterning). We intend to fund capital expenditures primarily with cash on hand and/or cash generated through operations.

Facilities in Europe
Our headquarters, applications laboratory and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 65 thousand square meters of office space and 30 thousand square meters of buildings used for manufacturing and R&D activities. We lease the majority of these facilities through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven are financed through a special purpose vehicle that is a variable interest entity. See Item 5.E. “Off-Balance Sheet Arrangements” and Note 15 to our consolidated financial statements. We also lease several sales and service facilities at locations across Europe.

Facilities in the United States
Our main United States operations are located in a nine thousand square meters office building in Tempe, Arizona. We maintain lithography research, development and manufacturing operations in a 27 thousand square meters facility in Wilton, Connecticut and a six thousand square meters facility in Santa Clara, California. We also lease several sales and service facilities at locations across the United States.

Facilities in Asia
Our Asian headquarters is located in a 425 square meters office space in Hong Kong. Furthermore, our ACE facility, located in Linkou, Taiwan comprises cleanroom (approximately two thousand square meters) and office space (approximately six thousand square meters). The ACE facility supports customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics and refurbishment. ACE also enables local sourcing of equipment, components and services. We also lease and own several sales and service and training facilities at locations across Asia.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

Executive Summary

Introduction
ASML is one of the world’s leading providers of lithography equipment that is critical to the production of ICs or chips. ASML’s market share based on revenue was approximately 68 percent in 2009 (2008: 65 percent; 2007: 65 percent). This is according to

ASML ANNUAL REPORT 2009

the latest available data up to and including November 2009 as reported by SEMI, an independent semiconductor industry organization. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia. As of December 31, 2009 we employed approximately 6,500 payroll employees (2008: 6,900) and approximately 1,100 temporary employees (2008: 1,300), measured in full-time employees, “FTEs”. ASML operated in 15 countries through over 60 sales and service locations.

In 2009, we generated net sales of EUR 1,596 million and loss from operations of EUR 165 million or 10.3 percent of net sales. Net loss in 2009 amounted to EUR 151 million or 9.5 percent of net sales, representing EUR 0.35 net loss per ordinary share.

In the executive summary below we provide an update of the semiconductor equipment industry, followed by our business strategy and a discussion of our key performance indicators.

Semiconductor equipment industry conditions
Chip making is all about “shrink” or reducing the size of chip designs. Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.

Lithography equipment is used to print complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The printing process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML, Nikon and Canon. ASML is one of the world’s leading providers of lithography equipment with a market share based on revenue of approximately 68 percent in 2009 (2008: 65 percent; 2007: 65 percent). This is according to the latest available data up to and including November 2009 as reported by SEMI, an independent semiconductor industry organization.

Total lithography equipment shipped by the industry as a whole in the five years ended December 31, 2008 is set out in the following table:

Year Ended December 31	2004	2005	2006	2007	2008
Total units shipped	694	536	633	604	344
Total value (in millions USD)	5,268	4,988	6,386	7,144	5,388

(Source: Gartner Dataquest)

For the year 2009, the latest indications of independent market analysts show a drop in total lithography equipment shipped to the market by the industry of 61 percent in unit volume and 49 percent in value. The year 2009 was characterized by the financial and economic crisis which has led to lower overall semiconductor end-demand. Against this background, in the first half of 2009, our customers implemented inventory corrections, production capacity adjustments and experienced a lack of capital. In the second half of 2009, non-leading-edge production capacity additions were still delayed. However, demand increased compared to the first half of 2009 as our customers invested in leading-edge immersion technology, with DRAM customers introducing new memory devices and Foundry customers beginning to ramp up 40 nm products.

Business strategy
The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. Today’s transistors are around 250 times smaller than they were in the early 1970s. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by semiconductors has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and services sectors to create and distribute products and ideas at lightning speed.

Smarter, smaller and more energy-efficient chips are made with more sophisticated lithography systems like the ones produced by ASML. Lithography systems are crucial to the roadmaps of chipmakers to smaller transistors on chips. ASML’s business strategy is based on achieving and further developing a position as a technology leader in semiconductor lithography. When

ASML ANNUAL REPORT 2009

executed, this strategy results in the delivery of lithography systems which enable customers to produce highest performance and lowest cost chips. The superior value of ownership offered to customers as a result of ASML’s strategy also maximizes ASML’s own financial performance, aligning the interests of ASML and our customers. We implement our strategy through customer focus, strategic investment in R&D, and operational excellence.

Customer focus
We serve different types of chipmakers by ensuring that our products provide premium value for customers in the various semiconductor market segments, including Flash and DRAM memory makers, integrated device manufacturers, and foundries or made-to-order chip contractors.

Through 2009, 18 of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 20 and we strive for continued business growth with all customers.

In 2009, we achieved a top three position in customer satisfaction rankings amongst large suppliers of semiconductor equipment, according to VLSI Research, an independent industry research firm that surveyed customers representing 95 percent of the world’s total semiconductor market. Our satisfaction ratings by customers surpassed every lithography competitor for the seventh year in a row.

Strategic investment in research and development
Our customer-base relies on ASML to deliver the right technology at the right time to meet long-term roadmaps which often extend many years into the future. In order to meet these demands, ASML is committed to significant long-term investments into R&D that are not significantly impacted by short-term cyclical swings. In 2009, despite experiencing the impact of a severe global economic downturn caused by the financial and economic crisis, these investments (net of credits) amounted to EUR 467 million (2008: EUR 516 million; 2007: EUR 486 million).

The foundation of our Lithography scanners is our dual-stage wafer imaging platform – the TWINSCAN system – which we introduced in 2000 and which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest throughput, enabling reduced cost-per-exposure per wafer. ASML is the only lithography manufacturer that enables volume production based on dual stage systems.

We have focused our R&D investments on three core programs: immersion, double patterning and EUV.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens, to enhance focus and enabling circuit line-width to shrink to even smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, driven initially by NAND Flash solid state memory chipmakers which have aggressive shrink roadmaps to reduce cost per memory function. Shrinking the feature sizes on chips by means of immersion systems has meanwhile been adopted by most of our customers in all other semiconductor market segments, including DRAM memory chip, as well as the Logic chip segment including the Foundry contract chip manufacturers.

With immersion becoming the cornerstone of the modern chip factory, we have developed different immersion systems for different needs. We have optimized our TWINSCAN XT immersion systems for cost-effective imaging down to 40 nm patterning, while we have simultaneously developed a new dual wafer stage system called TWINSCAN NXT with improved positioning (“overlay”) and imaging. The NXT platform enables next generations of semiconductors through the so-called Double Patterning technique which requires two exposures per layer on a chip. Imaging patterns and lines between one another without creating contacts is very demanding on the exact placement of lines and patterns and this overlay requirement is uniquely served by our NXT planar wafer stage and breakthrough grid metrology. Our first TWINSCAN NXT system was shipped in the third quarter of 2009 and achieved overlay below the specification of 3 nm, which is only 12 silicon atoms across, or the length a human hair grows in just half a second.

We complement our scanner products with a rapidly expanding portfolio of software and metrology products to help our customers achieve better imaging at aggressive resolutions, offering significant revenue-generating and cost-saving opportunities to our customers. As customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing, we have called this approach “holistic lithography”. During the chip design phase ASML’s holistic lithography software uses actual scanner profiles and tuning capabilities to create a design with the maximum process window for a given node and application. During manufacturing, ASML’s holistic lithography leverages unique metrology techniques and feedback loops to monitor overlay and Critical Dimension Uniformity (CDU) performance to continuously maintain the system centered in the process window. During 2009 we launched new products such as FlexRaytm programmable illumination, Source

ASML ANNUAL REPORT 2009

Mask Optimization (SMO) tools and BaseLinertm scanner stability, while announcing deals for sales of these products with major chip manufacturers.

Also in 2009, we confirmed our roadmap for EUV lithography with the first shipment of our pre-production system (for which we have received five orders) scheduled for the second half of 2010. EUV derives its name from the light source it uses the wavelength of which is 15 times shorter than the Deep Ultraviolet ArF light source used in our most advanced immersion systems. Despite the financial and economic crisis, assembly of our first pre-production systems started in 2009 in the new EUV cleanroom facility at our headquarters in Veldhoven, which was opened on schedule in May 2009. The NXE (EUV) system, which will be built on an evolved TWINSCAN platform, will enable our customers to extend their roadmap with chip features down to 22 nm and smaller. Industry support for EUV was boosted by the publication of excellent imaging results from many customers who have been working on our Alpha Demo Tools located at two major industry R&D centres (IMEC in Leuven, Belgium and CNSE Albany NanoTech in New York State, U.S.). Also, there was considerable progress reported publicly in EUV infrastructure development, ranging from reticles and resists to source power improvements. We have published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography.

Operational excellence
We strive to sustain our business success based on our technological leadership by continuing to execute our fundamental operating strategy well, including reducing lead-times while improving our cost competitiveness. Lead-time is the time from a customer’s order to a tool’s delivery.

Our business strategy includes outsourcing the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and shared risk and reward. Value sourcing also allows the flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems. As a result of an increase in the number of orders in the second half of 2009, our suppliers went from very low to very high levels of deliveries to ASML. Our supply-base has been able to handle the volatility well, as they have mirrored our flexible business model and have reduced their exposure to ASML compared with the previous economic downturn. ASML more than doubled the frequency of planning communication with its supply chain during the financial and economic crisis, in order to assist those suppliers and maintain their viability throughout the crisis. Our supply-base proved to be robust in coping with the volume swings.

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities located in Veldhoven. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our high-tech workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements. The flexibility in our business model was used in response to the sharp downturn. We reduced our workforce by approximately 1,000 temporary employees, including 700 in Veldhoven. We rehired approximately 400 temporary employees in 2009.

In view of the economic volatility of the semiconductor industry, we continue to strive to improve efficiencies in our operations: addressing our cost structure and strengthening our capability to generate cash. We started cost reduction initiatives in the second quarter of 2008 and by the end of 2009 we had cut our costs by more than EUR 200 million per year, of which we expect approximately 75 percent is sustainable during an economic upturn up to a sales level of approximately EUR 800 million per quarter. If the sales level increases above EUR 800 million per quarter, cost levels are expected to increase. We maintained our high R&D investments for our strategic R&D projects as well as our machinery and equipment capacity at our productions facilities, which is expected to give us a strong position for the anticipated recovery in demand for our products.

ASML operations update on key performance indicators

Significant effects of the financial and economic crisis on ASML
In the fourth quarter of 2008, the financial and economic crisis started to impact ASML severely and resulted in a sharp decrease in customer demand. As part of the cost reduction program, and in anticipation of a continued decrease in customer demand in 2009, ASML started to reduce costs through a restructuring program (without impacting key R&D projects) and recognized impairment charges of EUR 20.8 million on property, plant and equipment, inventory obsolescence charges of EUR 94.6 million and restructuring costs of EUR 22.4 million in the fourth quarter of 2008.

The actions taken in 2008 resulted in cost savings of more than EUR 200 million in 2009 and approximately EUR 30 million in 2008. The cost savings in 2009 and 2008 mainly related to efficiency improvements in our operations and the use of our flexible business model, reducing the cost of temporary employees, consultancy and other out-of-pocket expenses.

ASML ANNUAL REPORT 2009

In addition, cost savings in 2009 also included the effects of the Labor Time Reduction Program. From January 5, 2009 until June 21, 2009, ASML participated in the Labor Time Reduction Program, a Netherlands government program that helped companies to reduce working hours for employees without impacting their salaries. On average 1,033 employees participated in this program which reduced our loss from operations of approximately EUR 6 million.

Finally, the cost savings in 2009 included the effects from the restructuring measures taken by ASML in the fourth quarter of 2008 which resulted in a decrease in employee expenses of a EUR 6.5 million and a decrease in rental expenses of EUR 2.7 million.

We expect approximately 75 percent of all these savings to be sustainable during an economic upturn up to a sales level of EUR 800 million per quarter. If the sales level increases above EUR 800 million, cost levels are expected to increase. The actual savings are in line with the savings that the Company anticipated at the end of 2008. These actions resulted in an approximately similar positive effect on cash flows from operating activities.

The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31	2007		2008		2009
(in millions, except market share and systems)	EUR		EUR		EUR
Sales
Market share (based on revenue)	65%		65%		68%[1]
Net sales	3,768		2,954		1,596
Increase (decrease) in net sales	5.2%		(21.6)%		(46.0)%
Net system sales	3,351		2,517		1,175
Sales of systems (in units)	260		151		70
Average selling price of system sales	12.9		16.7		16.8
Value of systems backlog	1,697		755		1,853
Systems backlog (in units)	89		41		69
Average selling price of systems backlog	19.1		18.4		26.8 [2]
Immersion systems shipped (in units)	38		56		36
Profitability
Gross profit	1,550	41.1%	1,016	34.4%	458	28.7%
Income (loss) from operations	815[3]	21.6%	287	9.7%	(165)	(10.3)%
Net income (loss)	671[3]	17.8%	322	10.9%	(151)	(9.5)%
Liquidity
Cash and cash equivalents	1,272		1,109		1,037
Operating cash flow	701		281		98

1	According to the latest available data up to and including November 2009 as reported by SEMI, an independent semiconductor industry organization.

2	In 2009, the ASP of the systems backlog for new systems amounts to EUR 28.9 million, and the ASP of the systems backlog for used systems amounts to EUR 9.0 million.

3	The 2007 figures for income from operations and net income include a one-off charge of EUR 23 million relating to the Brion acquisition for amortization of in-process R&D.

Sales
Notwithstanding the depth of the financial and economic crisis in 2009, we expect our longer term sales level to grow based on industry analysts IC growth forecasts. Based on these forecasts, our general strategy is to seek to grow net sales to a EUR 5 billion level. The timing of growth to such level depends on three growth drivers: market growth, market share growth and a broadening of our product and services scope.

In 2009, net sales decreased by 46.0 percent to EUR 1,596 million from EUR 2,954 million in 2008 (2007: EUR 3,768 million). The decrease in net sales was caused by the collapse in semiconductor equipment demand. In the first half of 2009, our customers implemented inventory corrections, production capacity adjustments and experienced a lack of capital. In the second half of 2009, non-leading-edge production capacity additions were still delayed. However, demand increased compared to the first half of 2009 as our customers invested in leading-edge immersion technology, with DRAM customers introducing new memory devices and Foundry customers beginning to ramp up 40 nm products.

The ASP of our systems increased by 0.6 percent to EUR 16.8 million in 2009 from EUR 16.7 million in 2008 (2007: EUR 12.9 million). This slight increase was mainly driven by an increased ASP of our leading-edge technology systems due to shipment of our new NXT: 1950i systems, partly offset by the increased number of used systems sold as a percentage of the

ASML ANNUAL REPORT 2009

total number of systems sold (2009: 33 percent; 2008: 24 percent; 2007: 10 percent) reflecting our customers’ response to the financial and economic crisis.

As of December 31, 2009, our systems backlog was valued at EUR 1,853 million and included 69 systems with an ASP of EUR 26.8 million. As of December 31, 2008, the systems backlog was valued at EUR 755 million and included 41 systems with an ASP of EUR 18.4 million. The significantly increased value and number of systems backlog reflects the accelerated technology investments by our customers in the DRAM memory segments and technology and capacity investments by our customers in the Foundry segments after a period of very low capital investment. The increase in ASP of our systems in the systems backlog mainly results from a relatively low proportion of used systems compared to December 31, 2008 and a high number of new immersion systems.

During 2009, we shipped our first TWINSCAN NXT systems with improved overlay and imaging compared to the TWINSCAN XT immersion systems. The NXT platform enables next generations of semiconductors through the so-called Double Patterning technique which requires two exposures per layer on a chip. The systems were shipped on explicit request of our customers, although these TWINSCAN NXT systems did not meet all specifications. For the remaining performance obligations a portion of the sales price has been deferred. Management expects to resolve the remaining performance obligation in the course of 2010.

Profitability
Our general strategy is to seek to achieve income from operations to net sales of 10-15 percent at the downturn point and 20-25 percent at the upturn point over the industry’s business cycle. However in exceptional circumstances, as evidenced by the financial and economic crisis, we could see periods with results from operations that are substantially below our minimum target level.

Income from operations decreased from EUR 287 million or 9.7 percent of net sales in 2008 to a loss from operations of EUR 165 million or 10.3 percent of net sales in 2009 (2007: EUR 815 million income from operations or 21.6 percent of net sales). This EUR 452 million decrease was substantially the result of a decrease in sales and the resulting decrease in gross profit of EUR 557 million which was partially offset by a decrease in operating expenses of EUR 105 million.

Gross profit decreased from EUR 1,015.5 million or 34.4 percent of net sales in 2008 to 458.4 million or 28.7 percent of net sales in 2009 (2007: EUR 1,549.6 gross profit or 41.1 percent of net sales). The lower gross profit was mainly attributable to a significant decrease in net sales as a result of the collapse of demand for semiconductor equipment caused by the financial and economic crisis. 2009 gross margin was favorably impacted by the absence of restructuring and impairment charges that were included in 2008 gross margin and the profit on the sale of inventories that had been previously written down. However, this was more than offset by the increased portion of used systems sold, with a lower margin, as a percentage of total systems sold in 2009 compared to 2008 and underutilization of our production facilities, mainly in the first half of 2009.

At the end of 2008, customers in the market segment for Logic technology underestimated the ramp-up of 45 nm technology used in, among others, advanced internet devices and smart phones, which unexpectedly increased demand for our non-leading-edge immersion systems in 2009 (mainly XT:1700i). As a result we made EUR 64.8 million profit on the sale of inventories that had been previously written down.

Operating expenses showed a decrease of EUR 105 million in 2009 compared to 2008 due to a decrease of SG&A costs by EUR 56 million, or 26.2 percent and a decrease of R&D costs net of credits by EUR 49 million, or 9.6 percent. The SG&A and R&D costs were reduced as part of our cost reduction program. While we implemented some operational savings in R&D, these did not impact our spending on any of our strategic programs, in particular immersion, double patterning and EUV, which we believe are necessary to maintain and further develop our position as technology leader.

ASML has a flexible labor model with a mix of payroll and temporary employees, which enables the Company to quickly adapt its costs to the semiconductor market cycles.

Net loss in 2009 amounted to EUR 151 million or 9.5 percent of net sales, representing EUR 0.35 net loss per ordinary share compared with net income in 2008 of EUR 322 million or 10.9 percent of net sales, representing EUR 0.75 net income per ordinary share (2007: net income of EUR 671 million or 17.8 percent of net sales, representing EUR 1.45 net income per ordinary share).

Liquidity
Our general strategy is to seek to maintain our strategic target level of cash and cash equivalents between EUR 1.0 and 1.5 billion. To the extent that our cash and cash equivalents exceeds this target and there are no investment opportunities that we wish to pursue, we will return excess cash to our shareholders.

ASML ANNUAL REPORT 2009

As of December 31, 2009 our cash and cash equivalents amounted to EUR 1.0 billion.

Our cash and cash equivalents decreased from EUR 1,109 million as of December 31, 2008 to EUR 1,037 million as of December 31, 2009. We generated cash from operations of EUR 98 million in 2009, which was offset by a cash outflow of EUR 73 million from financing activities, reflecting our 2009 dividend payment (EUR 86 million), and EUR 98 million cash used in investing activities mainly related to the completion of the first part of the EUV and NXT production facilities in Veldhoven.

In addition to its existing EUR 500 million credit facility, the Company signed a EUR 200 million loan facility with the European Investment Bank in April 2009 to support the Company’s EUV investment efforts. This loan can be drawn in tranches before October 2010. It is repayable in annual installments after four years, with a final repayment seven years after drawdown. No amounts were outstanding under the EUR 500 million credit facility and the EUR 200 million loan facility as of December 31, 2009.

ASML did not repurchase any shares in 2009.  The cumulative amount returned to shareholders in the form of share buybacks and capital repayment between May 2006 and December 2009 was EUR 2,137 million. In April 2009, the Company paid a dividend of EUR 0.20 per ordinary share of EUR 0.09 or EUR 86 million in total.

A proposal will be submitted to the Annual General Meeting of Shareholders on March 24, 2010 to declare a dividend for 2009 of EUR 0.20 per ordinary share of EUR 0.09.

A. Operating Results

Critical accounting policies using significant estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, warranty, long-lived assets, inventories, accounts receivable, provisions, contingencies and litigation, share-based compensation expenses and income tax. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. While we regularly evaluate our estimates and assumptions, actual results may differ from these estimates if these assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

In connection with future introductions of new technology, we may initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until we are able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2009 and 2008 we had no deferred revenue from shipments of new technology. During the three years ended December 31, 2009 no revenue from new technology was recorded that had been previously deferred. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past ten years, has occurred on only one occasion in 1999.

ASML ANNUAL REPORT 2009

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2009 and 2008 ASML had no repurchase commitments.

A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”) except the fair value of the prepaid extended and enhanced (optic) warranty contracts which is based on the list price. VSOE is determined based upon the prices that we charge for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services as of December 31, 2009 amounted to approximately EUR 3 million (2008: EUR 3 million) and EUR 10 million (2008: EUR 15 million), respectively.

The deferred revenue balance from prepaid extended and enhanced (optic) warranty contracts as of December 31, 2009 amounted to approximately EUR 126 million (2008: EUR 173 million).

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer.

Revenues are recognized excluding the taxes levied on revenues (net basis).

Warranty
We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. On a semi-annual basis, the Company assesses, and updates if necessary, its accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2009, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect. For 2008, the impact of the change in accounting estimate on the consolidated statements of operations and per-share amounts was as follows:

Year Ended December 31	2008
(in thousands, except per share data)	EUR	%
Income from operations	33,409	11.6%
Net income	24,890	7.7%
Basic net income per ordinary share	0.06	8.0%
Diluted net income per ordinary share	0.06	8.1%

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities
Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

ASML ANNUAL REPORT 2009

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is tested for impairment based on a two-step approach for each reporting unit in which goodwill has been recorded. First, recoverability is tested by comparing the carrying amount of the reporting unit including goodwill with the fair value of the reporting unit, being the sum of the discounted future cash flows. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. Goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

All of ASML’s goodwill as of December 31, 2009 relates to the acquisition of Brion in March 2007. For the purpose of impairment testing, goodwill is allocated to the reporting unit Brion. The fair value of the reporting unit Brion is calculated based on the discounted cash flow method (income approach). These calculations use after-tax discounted cash flow projections based on a strategic plan approved by management.

The material assumptions used by management for the fair value calculation of the reporting unit are:

•	Cash flow projections for the first six years are based on a significant growth scenario, reflecting the start-up nature of Brion. Projections are built bottom-up, using estimates for revenue, gross profit, R&D costs and SG&A costs.
•	Brion would reach maturity in the final year of this six year start-up period and grow at a weighted average growth rate of three percent, which Management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.
•	A discount rate of 14.7 percent representing Brion’s weighted average cost of capital (WACC), was determined using an adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC was assumed to equal Brion’s cost of equity. The discount rate increased compared to the prior year reflecting the increased market uncertainty.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting unit substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2009 and December 31, 2008.

ASML performed sensitivity analyses on each of these assumptions and concluded that any reasonably likely change in these assumptions would not have caused the carrying amount of Brion to exceed its fair value. A discussion of the sensitivity analysis is set out below:

•	Estimated cash flows associated with Brion’s initial six year start-up period accounted for approximately 35 percent of the reporting unit’s estimated fair value. These estimated cash flows could be reduced by up to 52 percent without causing the fair value of Brion to decrease below its carrying amount of EUR 155.5 million. Management does not believe that such a decline is reasonably likely based on historical evidence of the reliability of the estimated cash flows and management’s future expectations on the development of these cash flows.
•	Estimated cash flows associated with Brion’s operations after the initial six year period accounted for approximately 65 percent of the reporting unit’s estimated fair value, based on the assumed three percent growth rate. Assuming Management’s estimate of cash flows for the initial six year period is unchanged; growth in subsequent years could reduce to zero percent without Brion’s estimated fair value falling below its carrying amount of EUR 155.5 million. Management does not believe, however, that such a long-term no growth scenario is reasonably likely, given that the long-term historical growth rate of the lithography industry exceeds three percent.
•	The discount rate used in the fair value calculation could increase from 14.7 percent to 19.2 percent without causing the fair value of Brion to decrease below its carrying amount. Management does not believe such an increase is reasonably likely.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with the fair value being the sum of the undiscounted future cash flows. Secondly, if the carrying amount of the other intangible assets and property, plant and equipment is lower than the fair value the assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.

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

ASML ANNUAL REPORT 2009

It is possible that the outcome of the plans, estimates and assumptions used may differ from our estimates, which may require impairment of certain long-lived assets, including goodwill. Future adverse changes in market conditions may also require impairment of certain long-lived assets, including goodwill.

During 2009, we recorded impairment charges of EUR 15.9 million in property, plant and equipment of which we recorded EUR 2.1 million in cost of sales, EUR 9.1 million in R&D costs and EUR 4.7 million in SG&A costs. We did not record any impairment charges in other intangible assets. The impairment charges of EUR 15.9 million mainly relate to certain non-leading-edge systems and machinery and equipment that have ceased to be used or will cease to be used during the expected economic life, and which management no longer believes can be sold because of lack of demand for these products. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 7.0 million) and their carrying amount.

Inventories
Inventories, including spare parts and lenses, are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our requirements based on the manufacturing forecast. In determining inventory allowances, we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual requirements were to be lower than estimated, additional inventory allowances for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations. At the end of 2008, customers in the market segment for Logic technology underestimated the ramp-up of 45 nm technology used in, among others, advanced internet devices and smart phones, which unexpectedly increased demand for our non-leading-edge immersion systems in 2009 (mainly XT:1700i). As a result we made EUR 64.8 million profit on the sale of inventories that had been previously written down.

As of December 31, 2009, the allowance for inventory obsolescence amounted to EUR 225.3 million (2008: EUR 189.9 million). The increase in the allowance for inventory obsolescence is mainly due to a reassessment by the Company in 2009 of expected future demand based on the unexpected customers’ response to the financial and economic crisis. This resulted in an increase in allowance for inventory obsolescence for different types of non-leading-edge systems compared to prior year and additional parts which management believes cannot be sold.

Accounts receivable
A majority of our accounts receivable are derived from sales to a limited number of large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, management takes into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as letters of credit, down payments and retention of ownership, before shipping systems to certain customers. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment. We have not incurred any material accounts receivable credit losses during the past three years. Our three largest customers (based on net sales) accounted for 44.0 percent of accounts receivable at December 31, 2009, compared to 42.2 percent at December 31, 2008. A business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect our business, financial condition and results of operations.

Provisions
Employee contract termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. ASML recognizes employee contract termination benefits when ASML is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan where there is no possibility of withdrawal, or when ASML provides termination benefits as a result of an offer made to encourage voluntary redundancy. The timing of recognition and measurement of the provision for employee contract termination benefits depends on whether employees are required to render service until their employment is terminated in order to receive the termination benefits. If this period of continued employment extends beyond the minimum retention period, the provision shall be determined at the communication date based on the fair value as of the termination date and is recognized ratably over the future service period. As of December 31, 2009, the provision for contract termination benefits was fully utilized.

ASML ANNUAL REPORT 2009

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

As of December 31, 2009, the provision for lease contract termination costs amounts to EUR 15.2 million (2008: EUR 17.9 million) and relates to an operating lease contract for a building for which no economic benefits are expected.

The restructuring in 2008 resulted in cost savings of EUR 9.2 million in 2009, consisting of a EUR 2.7 million decrease in rental expenses and EUR 6.5 million decrease in employee expenses. The actual savings are in line with the savings that the Company anticipated at the end of 2008. These actions resulted in an approximately similar positive effect on cash flows from operating activities.

Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 17 to the consolidated financial statements. In connection with these proceedings and claims, management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to our consolidated statements of operations in 2007, 2008 and 2009. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in expensive and protracted litigation, the outcome of which is uncertain.

We accrue legal costs related to litigation in our consolidated statements of operations at the time when the related legal services are actually provided to us.

Share-based compensation expenses
The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant date fair value of stock options and stock. The grant date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected stock price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments. The fair value of stock is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) on the grant date.

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

We make quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. We have selected the alternative transition method (under Accounting Standards Codification (“ASC”) 718) in order to calculate the tax pool.

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

ASML ANNUAL REPORT 2009

If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance is recorded to reduce the carrying amounts of those assets.

We continuously assess our ability to realize our deferred tax assets resulting, among others, from net operating loss carry-forwards. The total amount of tax effect of the loss carry-forwards as of December 31, 2009 was EUR 107.1 million, which resides with ASML Holding N.V. and Netherlands based subsidiaries of ASML Holding NV and ASML US, Inc. and US based subsidiaries of ASML US Inc. We believe that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations and possible tax planning alternatives available to us.

On January 1, 2007 the Company adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes” after codification included in ASC 740. ASC 740 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet, before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure regarding income taxes.

Consistent with the provisions of ASC 740, we classified the liability for unrecognized tax benefits as of December 31, 2009, amounting to EUR 133.3 million (2008: EUR 124.2 million) as non-current liabilities because at year end payment of cash was uncertain within one year. These non-current income tax liabilities are recorded in deferred tax and other tax liabilities in the consolidated balance sheets. The total liability for unrecognized tax benefits, if reversed, would have a favorable effect on the Company’s effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheets of December 31, 2009, amounted to EUR 28.5 million (2008: EUR 23.6 million). The balance of accrued interest and penalties recorded in the consolidated statements of operations of 2009 amounted to EUR 4.9 million (2008: EUR 2.1 million; 2007: EUR 21.5 million) and are included under (provision for) benefit from income taxes.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

	2008	2009
(in millions)	EUR	EUR
Balance, January 1	110.3	124.2
Gross increases — tax positions in prior period	13.0	6.4
Gross decreases — tax positions in prior period	(6.5)	(1.8)
Gross increases — tax positions in current period	15.2	10.6
Settlements	(5.0)	(4.3)
Lapse of statute of limitations	(2.8)	(1.8)

Balance, December 31	124.2	133.3

For the year ended December 31, 2009, there were no material changes compared to 2008 related to the liability for unrecognized tax benefits that impacted the Company’s effective tax rate.

The Company estimates that the total liability of unrecognized tax benefits will decrease by EUR 8.5 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements and expiration of statute of limitations.

In the course of 2008, we reached agreement in principle with the Netherlands tax authorities on determination of the tax benefits resulting from application of the so-called “Royalty Box”, a Netherlands tax measure intended to stimulate innovation. The Royalty Box mechanism partly exempts income attributable to research efforts and protected by patents from taxation, resulting in taxation of so called patent income at an effective corporate income tax rate of 10 percent instead of a nominal tax rate of 25.5 percent. This agreement in principle covered the Royalty Box for the year 2007 and the years thereafter. However, the Royalty Box benefit calculation technique includes a benefits threshold to be surpassed before the effective tax rate on these benefits is reduced to 10 percent. The threshold is required to be exceeded each financial year, and when not exceeded - the remainder of — the threshold rolls over to future years resulting in a cumulating threshold. In a loss year, the threshold will not be exceeded. In addition, a loss for the year itself will increase the threshold for future years. As 2008 and 2009 are loss years for the relevant Netherlands entities, the threshold for the years 2008 and 2009 will roll over to 2010 and beyond. For 2010 and future years, the Royalty Box has been replaced under Netherlands law by the Innovation Box, and the effective tax rate on Innovation Box income

ASML ANNUAL REPORT 2009

has been reduced from 10 percent to 5 percent. Based on our calculations, a clean start of the Innovation Box (which under Netherlands law replaces the Royalty Box as of January 1, 2010) in 2010 will result in a higher cumulative benefit for ASML. In the light of this analysis, in 2009, the Company has decided to forego the 2007 Royalty Box benefit in lieu of a fresh start of the Innovation Box as per 2010. The reversal of the 2007 Royalty Box benefit has resulted in a tax charge of approximately EUR 43 million including interest, which has an unfavorable impact on the tax rate during 2009 of approximately 25 percent.

Results of Operations
The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors”.

Set out below our consolidated statements of operations data for the three years ended December 31, 2009:

Year ended December 31	2007	2008	2009
(in millions)	EUR	EUR	EUR
Total net sales	3,768.2	2,953.7	1,596.1
Cost of sales	2,218.5	1,938.2	1,137.7
Gross profit on sales	1,549.7	1,015.5	458.4
Research and development costs[1]	486.1	516.1	466.8
Amortization of in-process research and development costs	23.2	—	—
Selling, general and administrative costs	225.7	212.3	156.6
Income (loss) from operations	814.7	287.1	(165.0)
Interest income (expense), net	33.5	22.6	(6.5)
Income (loss) from operations before income taxes	848.2	309.7	(171.5)
(Provision for) benefit from income taxes	(177.2)	12.7	20.6
Net income (loss)	671.0	322.4	(150.9)

1	As of January 1, 2009, R&D credits are presented as part of R&D costs. The comparative figures for 2007 and 2008 have been adjusted accordingly.

Set out below are our consolidated statements of operations from operations data for the three years ended December 31, 2009, expressed as a percentage of our total net sales:

Year ended December 31
(as percentage of net sales)	2007	2008	2009
Total net sales	100.0	100.0	100.0
Cost of sales	58.9	65.6	71.3
Gross profit on sales	41.1	34.4	28.7
Research and development costs[1]	12.9	17.5	29.2
Amortization of in-process research and development costs	0.6	—	—
Selling, general and administrative costs	6.0	7.2	9.8
Income (loss) from operations	21.6	9.7	(10.3)
Interest income (expense), net	0.9	0.8	(0.4)
Income (loss) from operations before income taxes	22.5	10.5	(10.7)
(Provision for) benefit from income taxes	(4.7)	0.4	1.2
Net income (loss)	17.8	10.9	(9.5)

1	As of January 1, 2009, R&D credits are presented as part of R&D costs. The comparative figures for 2007 and 2008 have been adjusted accordingly.

ASML ANNUAL REPORT 2009

Results of operations 2009 compared with 2008

Net sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2008 and 2009.

		2008			2009
	First	Second	Full	First	Second	Full
	half year	half year	year	half year	half year	year
Net sales (EUR million)	1,763	1,191	2,954	460	1,136	1,596
Net system sales (EUR million)	1,546	971	2,517	284	891	1,175
Net service and field option sales (EUR million)	217	220	437	176	245	421
Total sales of systems (in units)	89	62	151	21	49	70
Total sales of new systems (in units)	74	41	115	11	36	47
Total sales of used systems (in units)	15	21	36	10	13	23
Gross profit as a percentage of net sales	40.3	25.6	34.4	10.2	36.2	28.7
ASP of system sales (EUR million)	17.4	15.7	16.7	13.5	18.2	16.8
ASP of new system sales (EUR million)	20.0	21.2	20.4	20.1	21.5	21.1
ASP of used system sales (EUR million)	4.6	4.9	4.8	6.3	9.1	7.9

Net sales decreased by EUR 1,358 million or 46.0 percent from EUR 2,954 million in 2008 to EUR 1,596 million in 2009. The decrease in net sales mainly relates to a decrease in net system sales of EUR 1,342 million or 53.3 percent from EUR 2,517 million in 2008 to EUR 1,175 million in 2009 mainly attributable to a lower number of systems shipped. Net service and field option sales decreased from EUR 437 million in 2008 to EUR 421 million in 2009.

The number of systems shipped decreased by 53.6 percent from 151 systems in 2008 to 70 systems in 2009. The year 2009 was characterized by the financial and economic crisis which has led to lower overall semiconductor end-demand. Against this background, in the first half of 2009, our customers implemented inventory corrections, production capacity adjustments and experienced a lack of capital. In the second half of 2009, non-leading-edge production capacity additions were still delayed. However, demand increased compared to the first half of 2009 as our customers invested in leading-edge immersion technology, with DRAM customers introducing new memory devices and Foundry customers beginning to ramp up 40 nm products.

The ASP of our systems increased by 0.6 percent to EUR 16.8 million in 2009 from EUR 16.7 million in 2008. This slight increase was mainly driven by an increased ASP of our leading-edge technology systems sold due to shipment of our new TWINSCAN NXT systems, partly offset by the increased number of used systems sold compared to total number of systems sold (2009: 33 percent; 2008: 24 percent) reflecting our customers’ response to the financial and economic crisis.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2009 decreased to 23 from 36 in 2008. The ASP for used systems increased from EUR 4.8 million in 2008 to EUR 7.9 million in 2009, reflecting a further shift from our older PAS family to our newer TWINSCAN family.

Through 2009, 18 of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2009, sales to our largest customer accounted for EUR 349 million, or 21.9 percent of our net sales. In 2008, sales to our largest customer accounted for EUR 754 million, or 25.5 percent of our net sales.

Gross profit decreased from EUR 1,016 million or 34.4 percent of net sales in 2008 to 458 million or 28.7 percent of net sales in 2009. The lower gross profit was mainly attributable to a significant decrease in net sales as a result of the collapse of demand for semiconductor equipment caused by the financial and economic crisis. 2009 gross margin was favorably impacted by the absence of restructuring and impairment charges that were included in 2008 gross margin and the profit on the sale of inventories that had been previously written down. However, this was more than offset by the increased portion of used systems sold, with a lower margin, as a percentage of total systems sold in 2009 compared to 2008 and underutilization of our production facilities, mainly in the first half of 2009.

We started 2009 with a systems backlog of 41 systems. In 2009, we booked orders for 108 systems, received order cancellations or push-outs beyond 12 months for 10 systems and recognized sales for 70 systems. This resulted in a systems backlog of 69 systems as of December 31, 2009. The total value of our systems backlog as of December 31, 2009 amounted to

ASML ANNUAL REPORT 2009

EUR 1,853 million with an ASP of EUR 26.8 million, compared with a systems backlog of EUR 755 million with an ASP of EUR 18.4 million as of December 31, 2008.

The significantly increased value and number of systems backlog reflects the accelerated technology investments by our customers in the DRAM memory segments and technology and capacity investments by our customers in the Foundry segments after a period of very low capital investment. The increase in ASP of our systems in the systems backlog mainly results from a relatively low proportion of used systems compared to December 31, 2008 and a high number of new immersion systems included.

Research and development costs
R&D costs (net of credits) decreased by EUR 49 million or 9.6 percent from EUR 516 million in 2008, or 17.5 percent of net sales, to EUR 467 million in 2009, or 29.2 percent of net sales. This decrease reflects the operational savings in R&D, and is limited because we continued strategic investment in technology leadership in 2009 through investments in the development and enhancement of the next generation TWINSCANtm systems based on immersion, double patterning and EUV.

Selling, general and administrative costs
SG&A costs decreased by EUR 55.7 million or 26.2 percent from EUR 212.3 million in 2008, or 7.2 percent of net sales, to EUR 156.6 million in 2009, or 9.8 percent of net sales, as a result of our cost savings program.

Interest income (expense), net
Net interest decreased from EUR 23 million income in 2008 to EUR 7 million expense in 2009. Our interest income relates to interest earned on our cash and cash equivalents. In 2009 interest income decreased as a result of a lower average cash balance and significant lower interest rates. Interest income was more than offset by net interest expense on our outstanding debt. While operating cash flows remained positive, the average cash balance decreased mainly as a result of the dividend paid in 2009 and cash used for capital expenditures.

Income taxes
The effective tax rate was 12.0 percent of loss before taxes in 2009, compared to -4.1 percent of income before taxes in 2008. In 2008, ASML recognized tax income of approximately EUR 70 million or approximately 22 percent of net income attributable to three main items on which it reached agreement with the Netherlands tax authorities. These items were the treatment of taxable income related to ASML’s patent portfolio (application of the “Royalty Box”) in 2007, the valuation of intellectual property rights acquired in the past against historical exchange rates, and the treatment of taxable income related to a temporarily depreciated investment in ASML’s United States subsidiary, all of which had a favorable impact on the effective tax rate for 2008. In 2009, ASML recognized tax expense including interest of approximately EUR 43 million or approximately 25 percent of loss before taxes attributable to the reversal of the 2007 Royalty Box benefit, which had an unfavorable impact on the effective tax rate for 2009. In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of 2007 as management expects that a clean start of the Innovation Box (which under Netherlands law replaces the Royalty Box as of January 1, 2010) in 2010 and beyond will result in a higher cumulative benefit for ASML.

Results of operations 2008 compared with 2007

Net sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2007 and 2008.

		2007			2008
	First	Second	Full	First	Second	Full
	half year	half year	year	half year	half year	year
Net sales (EUR million)	1,879	1,889	3,768	1,763	1,191	2,954
Net system sales (EUR million)	1,673	1,678	3,351	1,546	971	2,517
Net service and field option sales (EUR million)	206	211	417	217	220	437
Total sales of systems (in units)	146	114	260	89	62	151
Total sales of new systems (in units)	131	104	235	74	41	115
Total sales of used systems (in units)	15	10	25	15	21	36
Gross profit as a percentage of net sales	41.3	41.0	41.1	40.3	25.6	34.4
ASP of system sales (EUR million)	11.5	14.7	12.9	17.4	15.7	16.7
ASP of new system sales (EUR million)	12.5	15.6	13.8	20.0	21.2	20.4
ASP of used system sales (EUR million)	2.8	5.5	3.9	4.6	4.9	4.8

ASML ANNUAL REPORT 2009

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

The number of systems shipped decreased by 41.9 percent from 260 systems in 2007 to 151 systems in 2008. The year 2008 was characterized by significant overall economic uncertainty fuelled by the financial and economic crisis. This led to lower overall semiconductor end-demand. Against this background our customers started to re-assess their strategic alliances and their investments to match production capacity to end-demand, resulting in a delay of non-leading-edge production capacity additions. While lithography equipment buyers reduced standard production capacity, their willingness to invest in leading-edge immersion technology, however, remained strong as this technology enables lithography equipment buyers to reduce their costs aggressively.

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

Gross profit decreased from EUR 1,550 million or 41.1 percent of net sales in 2007 to 1,016 million or 34.4 percent of net sales in 2008. Gross margin was negatively impacted by restructuring and impairment charges (-4.6 percent), by capacity losses consistent with lower production levels (-4.3 percent) and by a changed product mix (-0.8 percent) partly offset by increased ASPs (1.7 percent) and decreased cost of goods (1.9 percent) reflecting the results of our continuous cost-of-goods reduction programs.

We started 2008 with a systems backlog of 89 systems. In 2008, we booked orders for 115 systems, received order cancellations or push-outs beyond 12 months of 12 systems and recognized sales for 151 systems. This resulted in a systems backlog of 41 systems as of December 31, 2008. The total value of our systems backlog as of December 31, 2008 amounted to EUR 755 million with an ASP of EUR 18.4 million, compared with a systems backlog of EUR 1,697 million with an ASP of EUR 19.1 million as of December 31, 2007.

Research and development costs
R&D costs (net of credits) increased by EUR 30 million or 6.2 percent from EUR 486 million in 2007 to EUR 516 million in 2008. This increase reflects continued investment in technology in 2008 through investments in the development of enhancements of the next generation TWINSCAN systems based on immersion, double patterning and EUV.

Amortization of in-process R&D costs of EUR 23 million in 2007 relates to a one-off charge related to the Brion acquisition.

Selling, general and administrative costs
SG&A costs decreased by 5.9 percent from EUR 226 million in 2007 to EUR 212 million in 2008. In anticipation of the lower sales level we reduced SG&A costs.

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

ASML ANNUAL REPORT 2009

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

Foreign Exchange Management
See Item 3.D. “Risk Factors, Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 3 to our consolidated financial statements.

New U.S. GAAP Accounting Pronouncements
In June 2009, the FASB issued ASC 105 “Generally Accepted Accounting Principles”. ASC 105 establishes the FASB Accounting Standards Codification (Codification) as the single source of authoritative generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. All of its content carries the same level of authority, effectively superseding FASB Statement 162 and modifying the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have any impact on our consolidated financial statements, but resulted in the update of all references to accounting guidance in this Form 20-F to refer to the new Codification.

In 2009 ASML has adopted ASC 820, “Fair Value Measurements”. The ASC defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The adoption of ASC 820 did not have any impact on our consolidated statements of operations, but resulted in additional disclosures to the Company’s consolidated financial statements; see Note 2, “Fair Value Measurements” for more information.

In April 2009, the FASB issued ASC 820-10-65-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This ASC provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820, “Fair Value Measurements”. The ASC relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The ASC is effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2009 and should be applied prospectively. We are currently assessing the impact that this ASC may have on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASC 810 (Statement 167, “Amendments to FASB Interpretation No. 46(R)”). This ASC changes the way in which a company determines whether or not an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and its ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This ASC is effective for fiscal years and interim periods beginning after November 15, 2009. We are currently assessing the impact that this ASC may have on the Company’s consolidated financial statements.

In September 2009, the EITF reached final consensus on Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 amends the current guidance on arrangements with multiple deliverables (ASC 605-25) to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account (i.e. separate elements of the sales agreement), (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. The final consensus is effective for financial years beginning after June 15, 2010. We are currently assessing the impact that ASU 2009-13 will have on the Company’s consolidated financial statements.

In September 2009, the EITF reached final consensus on ASU 2009-14, Certain Revenue Arrangements that include Software elements. ASU 2009-14 amends the scoping guidance for software arrangements (ASC 985-605) to exclude tangible products that contain software elements and non-software elements that function together to interdependently deliver the product’s essential functionality. ASU 2009-14 also provides considerations and examples for entities applying this guidance.

ASML ANNUAL REPORT 2009

This issue will be effective prospectively for new or materially modified agreements entered into in financial years beginning on or after June 15, 2010. We are currently assessing the impact that ASU 2009-14 will have on the Company’s consolidated financial statements.

B. Liquidity and Capital Resources
ASML generated cash from operating activities of EUR 701 million, EUR 281 million and EUR 98 million in 2007, 2008 and 2009, respectively. The primary components of cash provided by operating activities in 2009 were cash inflows reflecting the net loss of EUR 151 million which was more than offset by non-cash expense items such as depreciation (EUR 140 million), inventory obsolescence (EUR 87 million) and cash inflows as a result of changes in assets and liabilities (EUR 36 million). The changes in assets and liabilities relate to higher income taxes payable of EUR 71 million, lower accounts receivable of EUR 98 million, lower other assets of EUR 5 million, higher accounts payable of EUR 10 million and higher accrued liabilities of EUR 10 million, which are partly offset by higher inventories of EUR 158 million.

ASML used EUR 98 million for investing activities in 2009 and EUR 260 million in 2008 (2007: EUR 362 million). The majority of the 2009 and 2008 expenditures were attributable to the finalization of the first part of the construction of the new production facilities in Veldhoven. Further, the 2008 expenditures also included the finalization of the construction of ACE. The 2007 expenditures included EUR 188 million for the Brion acquisition.

Net cash used in financing activities was EUR 73 million in 2009 compared to EUR 184 million in 2008 (2007: EUR 715 million). In 2009 net cash used in financing activities included EUR 86 million as a result of the dividend payment and EUR 11 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options. In 2008, cash used by financing activities mainly included EUR 108 million for our dividend payment, EUR 88 million for share buyback programs and EUR 11 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options. In 2007, cash used in financing activities included EUR 1,372 for share buyback programs, partly offset by EUR 594 million of net proceeds from the issuance in June 2007 of a Eurobond.

ASML’s principal sources of liquidity consist of EUR 1,037 million of cash and cash equivalents as of December 31, 2009, EUR 700 million of available credit facilities as of December 31, 2009 and expected future cash-flows from operations.

The EUR 700 million of available credit facilities consist of two separate facilities: a EUR 500 million credit facility and a EUR 200 million loan facility. The EUR 500 million credit facility contains a restrictive covenant that the Company maintains a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with the covenant as of December 31, 2009 and December 31, 2008. The EUR 200 million loan facility is related to the Company’s EUV investment efforts, and was entered into in 2009 with the European Investment Bank. This loan can be drawn in tranches until October 2010. It is repayable in annual installments four years after drawdown, with final repayment seven years after drawdown. This facility contains a covenant that restricts the maximum indebtedness. ASML was in compliance with the covenant as of December 31, 2009. ASML does not expect any difficulty in continuing to meet these covenant requirements. For further details of our credit facilities, see Note 14 to our consolidated financial statements.

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

We expect that our capital expenditures (purchases of property, plant and equipment) in 2010 could be approximately EUR 100 million, in line with 2009 capital expenditures. Capital expenditures in 2010 will mainly consist of investments in capacity expansions. We expect to finance 2010 capital expenditures out of our cash flow from operations and available cash and cash equivalents.

As general strategy we seek to maintain our strategic target level of cash and cash equivalents between EUR 1.0 and 1.5 billion. To the extent that our cash and cash equivalents exceed this target and there are no investments opportunities that we wish to pursue, we will consider returning excess cash to our shareholders, through share buybacks, dividends or capital repayment.

We have repayment obligations in 2017, amounting to EUR 600 million, on our 5.75 percent senior notes due 2017. We currently intend to fund any future repayment obligations primarily with cash on hand and cash generated through operations. A description of our senior bond and lines of credit is provided in Note 14 to our consolidated financial statements.

See Notes 3 and 14 to our consolidated financial statements for discussion of our funding, treasury policies and our long-term debt.

ASML ANNUAL REPORT 2009

C. Research and Development, Patents and Licenses, etc.

Research and Development
See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results”.

Intellectual Property Matters
See Item 3.D. “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property”.

D. Trend Information
Despite the financial and economic crisis, which has led to lower overall semiconductor end-demand, 2009 ended with improved sales and strong bookings, as the semiconductor business recovers, driven by technology buys from the DRAM memory market segments and technology and capacity buys from major Foundry customers.

The following table sets forth our systems backlog as of December 31, 2008 and 2009.

Year ended December 31	2008	2009
New systems backlog (in units)	33	62
Used systems backlog (in units)	8	7
Total systems backlog (in units)	41	69
Value of new systems backlog (EUR million)	719	1,790
Value of used systems backlog (EUR million)	36	63
Total value of systems backlog (EUR million)	755	1,853
ASP of new systems backlog (EUR million)	21.8	28.9
ASP of used systems backlog (EUR million)	4.5	9.0
ASP of total systems backlog (EUR million)	18.4	26.8

Our systems backlog includes only system orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

The significant increase in the total value of the systems backlog reflects accelerated technology investments in the DRAM memory and Foundry segments after a nine month period ended June 28, 2009 of very low capital spending. This recovery mainly supports new IC product introductions instead of an overall significant wafer capacity increase. Of our backlog, 49 units are for new immersion systems, including 17 advanced NXT:1950i scanners.

We expect that shipments will continue to grow in the first half of 2010, with the first quarter somewhat restricted, due to long equipment industry production lead times and new product introduction challenges, followed by a much higher second quarter. ASML expects first quarter 2010 net sales of approximately EUR 700 million, and gross margin of approximately 40 percent. R&D expenditures are expected to be approximately EUR 120 million net of credits and SG&A costs are expected to be approximately EUR 40 million.

As a result of our continued investments in R&D, we have been able to ramp up our new mid- and top-range platforms, respectively the XT:1950Hi and the NXT:1950i scanners. In parallel, we are progressing with our next generation EUV technology, as system integration and source performance development confirms shipments of the first pre-production systems in the second half of 2010.

We ended a challenging year, having generated cash from operations, set up a more efficient cost structure and built a strong product portfolio.

The trends discussed in this Item 5.D. “Trend information” are subject to risks and uncertainties. See “Part I — Special Note Regarding Forward Looking Statements”.

ASML ANNUAL REPORT 2009

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

Variable interest entities
In December 2003, the FASB issued ASC 810 “Consolidation of Variable Interest Entities”. Under this ASC, an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will either absorb a majority of the entity’s expected losses if they occur, or receive a majority of the entity’s expected residual returns if they occur.

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

ASML believes that it holds a variable interest in this entity and that the entity is a variable interest entity (“VIE”) because it is subject to consolidation in accordance with the provisions of paragraph 5 of ASC 810. The total equity investment at risk is approximately 3.6 percent of the lessor’s total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders.

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

The resulting lease obligation is included in the line “Operational Lease Obligations” in the table of Item 5.F. “Tabular Disclosure of Contractual Obligations”.

F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2009 can be summarized as follows:

		Less than			After
Payments due by period	Total	1 year	1-3 years	3-5 years	5 years
(In thousands)	EUR	EUR	EUR	EUR	EUR
Long Term Debt Obligations, including interest expenses[1]	939,102	34,514	69,000	69,000	766,588
Operating Lease Obligations	130,374	33,077	43,150	27,912	26,235
Purchase Obligations	1,431,247	1,388,902	40,985	788	572
Unrecognized Tax Benefits	133,270	8,535	41,544	35,699	47,492

Total Contractual Obligations	2,633,993	1,465,028	194,679	133,399	840,887

1	See Note 14 to the consolidated financial statements for the amounts excluding interest expenses.

Long-term debt obligations relate to interest payments and the redemption of the principal amount of the Eurobond. See Note 14 to the consolidated financial statements.

ASML ANNUAL REPORT 2009

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 46 million, EUR 43 million and EUR 39 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2009 as follows:

Purchase options		Less than			After
due by period	Total	1 year	1-3 years	3-5 years	5 years
(In thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	55,736	—	8,250	8,999	38,487

Purchase obligations include purchase commitments with vendors in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. If not, the general terms and conditions of the agreements relating to the major part of the Company’s purchase commitments as of December 31, 2009 contain clauses that enable ASML to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that ASML has agreed with its supply chain partners give ASML additional flexibility to adapt its purchase obligations to its requirements in light of the inherent cyclicality of the industry in which the Company operates. The Company establishes a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

Unrecognized tax benefits relate to a liability for uncertain tax positions. See Note 18 to the consolidated financial statements.

G. Safe Harbor
See Part I “Special Note Regarding Forward-Looking Statements”.

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management
The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Year of Birth	Term Expires
Arthur P.M. van der Poel[1,3,4]	Chairman of the Supervisory Board	1948	2012
Jos W.B. Westerburgen[2,3]	Member of the Supervisory Board	1942	2011
Fritz W. Fröhlich[1]	Member of the Supervisory Board	1942	2012
Ieke C.J. van den Burg[2]	Member of the Supervisory Board	1952	2013
OB Bilous[3,4]	Member of the Supervisory Board	1938	2012
William T. Siegle[4]	Member of the Supervisory Board	1939	2011
Pauline F.M. van der Meer Mohr[2]	Member of the Supervisory Board	1960	2013
Wolfgang H. Ziebart [1,4]	Member of the Supervisory Board	1950	2013
Eric Meurice	President, Chief Executive Officer and Chairman of Management	1956	2012
Peter T.F.M. Wennink	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1957	N/A [5]
Martin A. van den Brink	Executive Vice President, Chief Product and Technology Officer and Member of the Board of Management	1957	N/A [5]
Frits J. van Hout	Executive Vice President, Chief Marketing Officer and Member of the Board of Management	1960	2013
Frederic Schneider-Maunoury[6]	Executive Vice President, Chief Operating Officer and Member of the Board of Management	1961	2014

1	Member of the Audit Committee.
2	Member of the Remuneration Committee.
3	Member of the Selection and Nomination Committee.
4	Member of the Technology and Strategy Committee.
5	There are no specified terms for members of the Board of Management appointed prior to March 2004.
6	Mr. Schneider-Maunoury’s appointment to ASML’s Board of Management is subject to notification of the General Meeting of Shareholders, scheduled to be held on March 24, 2010.

ASML ANNUAL REPORT 2009

Effective March 26, 2009, Ms. Van den Burg, Mr. Bilous, Mr. Jan A. Dekker and Mr. Westerburgen retired by rotation from the Supervisory Board and Ms. Van den Burg, Mr. Bilous and Mr. Westerburgen were reappointed as members of the Supervisory Board. Also effective March 26, 2009, Ms. Van der Meer Mohr and Mr. Ziebart were appointed as members of the Supervisory Board.

There are no family relationships among the members of our Supervisory Board and Board of Management.

Since 2005, the Works Council of ASML Netherlands B.V. has an enhanced right to make recommendations (which recommendation may be rejected by the Supervisory Board in limited circumstances) for nomination of one-third of the members of the Supervisory Board. See Item 6.C. “Board Practices, Supervisory Board”. At the 2005 General Meeting of Shareholders, Ms. Van den Burg was appointed pursuant to this recommendation right. At the 2009 General Meeting of Shareholders, Ms. Van der Meer Mohr was appointed pursuant to this recommendation right.

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

Jos W.B. Westerburgen
Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever N.V. and Plc. Mr. Westerburgen currently serves as a member of the Supervisory Board of Unibail-Rodamco S.E. and is also Vice-Chairman of the Board of the Association Aegon.

Fritz W. Fröhlich
Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Boards of Randstad Holding N.V., Draka Holding N.V. and Altana A.G. and serves as a member of the Supervisory Boards of Allianz Nederland N.V. and Rexel S.A.

Ieke C.J. van den Burg
Ms. Van den Burg was appointed to our Supervisory Board in March 2005. She is a former member of the Dutch Social and Economic Council and of the EU Economic and Social Committee. Ms. Van den Burg also held various positions in Dutch and international trade union and labor organizations. Ms. Van den Burg is a former member of the European Parliament (“EP”) and served on the EP’s Committee on Economic and Monetary Affairs and on the Committee on Budget Control. Ms. Van den Burg is a member of the Supervisory Board of APG Group N.V. and serves as a member of the Dutch Monitoring Committee Corporate Governance and member of the Advisory Board of College Bescherming Persoonsgegevens (Dutch Data Protection Authority).

OB Bilous
Mr. Bilous was appointed to our Supervisory Board in March 2005. From 1960 until 2000 Mr. Bilous held various management positions at IBM, including General Manager and VP Worldwide Manufacturing of IBM’s Microelectronics Division. He also served on the Boards of SMST, ALTIS Semiconductor and Dominion Semiconductor. Mr. Bilous currently serves as Board member of Nantero, Inc.

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

Pauline P.M. van der Meer Mohr
Ms. Van der Meer Mohr was appointed to our Supervisory Board in March 2009. As of January 1, 2010 Ms. Van der Meer Mohr serves as President of the Executive Board of the Erasmus University Rotterdam. Ms. van der Meer Mohr is the founder of the Amstelbridge Group, a global network of human capital professionals, of which she was managing partner until December 31, 2009. Prior thereto, she was Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT,

ASML ANNUAL REPORT 2009

and held several senior executive roles at the Royal/Dutch Shell Group of Companies in various areas. Ms. Van der Meer Mohr was a member of the Supervisory Boards of Océ Technologies B.V. and the Amsterdam Medical Centre until December 31, 2009.

Wolfgang H. Ziebart
Mr. Ziebart was appointed to our Supervisory Board in March 2009. Since December 2009 he is Chief Executive Officer of the German specialty car manufacturer Artega Automobile GmbH&Co KG. Until May 2008 he was President and CEO of Infineon Technologies AG Before Infineon, Mr. Ziebart was on the boards of management of car components manufacturer Continental AG and automobile producer BMW AG. Mr. Ziebart is a member of the Board of Autoliv, Inc. and of Nordex AG.

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

Martin A. van den Brink
Mr. Van den Brink was appointed as member of our Board of Management in 1999 and currently is ASML’s Executive Vice President Products & Technology. Mr. Van den Brink joined ASML when the company was founded in early 1984. He held several positions in engineering and from 1995 he served as Vice President Technology.

Frits J. van Hout
Mr. Van Hout was appointed as Executive Vice President, Chief Marketing Officer and Member of our Board of Management in 2009. In 2008, Mr. Van Hout was appointed Executive Vice President Integral Efficiency. After rejoining ASML in 2001, he served as Senior Vice President Customer Support and two Business Units. Mr. Van Hout was previously an ASML employee from its founding in 1984 to 1992, in various roles in engineering and sales. From 1998 to 2001, Mr. Van Hout served as Chief Executive Officer of the Beyeler Group, based in the Netherlands and Germany.

Frederic Schneider-Maunoury
Mr. Schneider-Maunoury joined ASML on December 1, 2009 and was appointed as Executive Vice President and Chief Operating Officer. His appointment to ASML’s Board of Management will be effective as per the notification of the General Meeting of Shareholders, scheduled on March 24, 2010. Before joining ASML, Mr. Schneider-Maunoury served as Vice President Thermal Products Manufacturing of the power generation and rail transport equipment group Alstom. Previously, he ran the worldwide Hydro Business of Alstom as general manager. Before joining Alstom in 1996, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry.

B. Compensation
For details on Board of Management and Supervisory Board remuneration as well as benefits upon termination, see Note 20 to our consolidated financial statements.

ASML has not established in the past and does not intend to establish in the future any stock option or purchase plans or other equity compensation arrangements for members of our Supervisory Board.

Bonus and Profit-sharing plans
For details of employee bonus and profit-sharing plans, see Note 16 to our consolidated financial statements.

Pension plans
For details of employee pension plans, see Note 16 to our consolidated financial statements.

ASML ANNUAL REPORT 2009

C. Board Practices

General
We endorse the importance of good corporate governance, in which independent oversight, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management, the Supervisory Board, our employees and our shareholders.

We pursue a policy of active communication with our shareholders. In addition to the exchange of ideas at the General Meeting of Shareholders, other important forms of communication include the publication of our annual and quarterly financial results as well as press releases and publications posted on our website.

Our corporate governance structure is intended to:

•	provide shareholders with regular, reliable, relevant and transparent information regarding our activities, structure, financial condition, performance and other information, including information on our social, ethical and environmental records and policies;
•	apply high quality standards for disclosure, accounting and auditing; and
•	apply stringent rules with regard to insider securities trading.

Two-tier structure
ASML is incorporated under Netherlands law and has a two-tier board structure. Responsibility for the management of ASML lies with the Board of Management. Independent, non-executive members serve on the Supervisory Board, which supervises and advises the members of the Board of Management in performing their management tasks. The Board of Management has the duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its approval. The Supervisory Board is responsible for supervising, monitoring and advising the Board of Management on: (i) the achievement of ASML’s objectives, (ii) the corporate strategy and management of risks inherent to ASML’s business activities, (iii) the structure and operation of internal risk management and control systems, (iv) the financial reporting process and (v) compliance with applicable legislation and regulations.

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

ASML ANNUAL REPORT 2009

Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes representing at least one-third of the total outstanding capital. If the votes cast in favor of such resolution do not represent at least one-third of the total outstanding capital, a new meeting can be convened at which the nomination can be overruled by an absolute majority. If a nomination is overruled, the Supervisory Board must make a new nomination. If a nomination is not overruled and the General Meeting of Shareholders does not appoint the nominated person, the Supervisory Board will appoint the nominated person.

Members of the Supervisory Board serve for a maximum term of four years from the date of their appointment, or a shorter period as set out in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed twelve years. The General Meeting of Shareholders may, with an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such event, the Enterprise Chamber of the Amsterdam Court shall appoint one or more members of the Supervisory Board at the request of the Board of Management.

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

•	a transfer of all or substantially all of the business of ASML to a third party;
•	entering into or the termination of a long-term material joint venture between ASML and a third party; and
•	an acquisition or divestment by ASML of an interest in the capital of a company with a value of at least one-third of ASML’s assets (determined by reference to ASML’s most recently adopted annual accounts).

Rules of Procedure
The Board of Management and the Supervisory Board have adopted Rules of Procedure for each of the Board of Management, Supervisory Board and the four Committees of the Supervisory Board. These Rules of Procedure are posted on ASML’s website.

Directors and Officers Insurance and Indemnification
Members of the Board of Management and Supervisory Board, as well as certain senior management members, are insured under ASML’s Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may incur uninsured liabilities. ASML has agreed to indemnify its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to willful misconduct or intentional recklessness of such officer or director.

Corporate Governance Developments
ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include rules that have been promulgated in the United States both by the NASDAQ Stock Market LLC (“NASDAQ”) and by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

The Netherlands Corporate Governance Code (the “Code”) came into effect on January 1, 2004. A full report on ASML’s compliance with the Code is required to be included in the Company’s statutory annual report. Netherlands listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why. On December 10, 2008 the Netherlands Corporate Governance Code Monitoring Committee presented an amended Code to the groups that have requested the changes and to the Ministers of Finance, Justice and Economic Affairs. The amended Code is effective from the financial year starting on January 1, 2009 and ASML will report on its compliance with the amended Code in its statutory annual report for the year ended December 31, 2009.

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

ASML ANNUAL REPORT 2009

The chairman of each committee reports to the Supervisory Board verbally and when deemed necessary in writing, the issues and items discussed in each meeting. In addition, the minutes of each committee are distributed to all members of the Supervisory Board.

Audit Committee
ASML’s Audit Committee is composed of three members of the Supervisory Board. The current members of our Audit Committee are Fritz Fröhlich (chairman), Arthur van der Poel and Wolfgang Ziebart, each of whom is an independent, non-executive member of our Supervisory Board. The Supervisory Board has determined that Fritz Fröhlich qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Our external auditor, our Chief Executive Officer, our Chief Financial Officer, our Corporate Controller, our Chief Accountant, our Director Internal Audit, as well as other ASML employees invited by the chairman of the Audit Committee will also attend the meetings of the Audit Committee.

The Audit Committee assists the Supervisory Board in:

•	overseeing the integrity of our financial statements and related (non)financial disclosure;
•	overseeing the qualifications, independence and performance of the external auditor; and
•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls over financial reporting.

In 2009, the Audit Committee met five times and held five conference calls.

Remuneration Committee
ASML’s Remuneration Committee is currently composed of three members of the Supervisory Board. The current members of our Remuneration Committee are Jos Westerburgen (chairman), Ieke van den Burg and Pauline van der Meer Mohr. The Remuneration Committee is responsible for the preparation of the remuneration policy for the Board of Management.

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

In 2009, the Remuneration Committee held six formal meetings and several ad hoc meetings.

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

The Selection and Nomination Committee held three scheduled meetings and several ad hoc meetings in 2009.

Technology and Strategy Committee
ASML’s Technology and Strategy Committee is composed of four members of the Supervisory Board. The current members of our Technology and Strategy Committee are William Siegle (chairman), Arthur van der Poel, OB Bilous and Wolfgang Ziebart. In

ASML ANNUAL REPORT 2009

addition, the Technology and Strategy Committee may appoint one or more advisors from within the Company and/or from outside the Company. The advisors to the Technology and Strategy Committee may be invited as guests to the meetings, or parts thereof, of the Committee, but are not entitled to vote in the meetings.

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

The Technology and Strategy Committee held three meetings in 2009.

Disclosure Committee
ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under US and Netherlands law and applicable stock exchange rules. The Disclosure Committee is composed of various members of senior management, and reports to the Chief Executive Officer and Chief Financial Officer. The Disclosure Committee informs the Audit Committee about the outcome of the Disclosure Committee meetings. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the Disclosure Committee assists the Chief Executive Officer and Chief Financial Officer in the maintenance and evaluation of disclosure controls and procedures.

During 2009, the Disclosure Committee reviewed the quarterly earnings announcements and the audited annual report including the consolidated financial statements and other public announcements containing financial information and advised the Chief Executive Officer and Chief Financial Officer on the assessment of ASML’s disclosure controls and procedures.

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

ASML ANNUAL REPORT 2009

D. Employees
The following table presents the total numbers of payroll employees and temporary employees for the years ended December 31, 2007, 2008 and 2009 (in FTEs) employed by ASML, primarily in manufacturing, product development and customer support activities:

Year Ended
December 31	2007	2008	2009
Payroll Employees	6,582	6,930	6,548
Temporary Employees	1,725	1,329	1,137

Total	8,307	8,259	7,685

For a more detailed description of payroll employee information, including a breakdown of our employees in FTEs by sector, see Notes 16 and 21 to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

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

E. Share Ownership
Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 20 to our consolidated financial statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in Note 16 to our consolidated financial statements which are incorporated herein by reference.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders
The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by the members of the Supervisory Board and members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2009. The information set out below is solely based on public filings with the SEC and AFM (Autoriteit Financiële Markten) on December 31, 2009.

	Shares	Percent of
Identity of Person or Group	Owned	Class
FMR LLC[1]	65,359,636	15.1%
Capital World Investors[2]	37,869,170	8.8%
PRIMECAP Management Company[3]	25,198,365	5.8%
Members of ASML’s Supervisory Board and Board of Management, as a group (4 persons)[4]	1,579,616	*

*	Less than 1 percent.

1	Based solely on the Schedule 13-G/A filed by FMR LLC with the Commission on February 17, 2009.
2	Based solely on the Schedule 13-G/A filed by Capital World Investors with the Commission on February 13, 2009.
3	Based solely on the Schedule 13-G/A filed by PRIMECAP Management Company with the Commission on February 12, 2009.
4	For further information, please refer to Note 20, Board of Management and Supervisory Board Remuneration, of the consolidated financial statements.

ASML ANNUAL REPORT 2009

According to SEC filings, (i) FMR LLC decreased its shareholding from 57,681,794 as of December 31, 2006 to 28,506,903 as of September 30, 2007, and to 6,429,585 as of December 31, 2007 and increased its shareholding to 56,750,236 as of October 31, 2008, and to 65,359,636 as of December 31, 2008, (ii) Capital World Investors held a shareholding of 25,882,170 as of December 31, 2007, and increased its shareholding to 37,869,170 as of December 31, 2008, (iii) PRIMECAP Management Company decreased its shareholding from 26,144,000 as of February 28, 2007, decreased its shareholding to 23,383,824 as of December 31, 2007, and increased its shareholding to 25,198,365 as of December 31, 2008.

Our major shareholders do not have voting rights different from other shareholders. We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association”.

As of December 31, 2009, 116.8 million ordinary shares were held by 407 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Obligations of Shareholders to Disclose Holdings under Netherlands Law
Holders of our shares may be subject to reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the “Act”).

The disclosure obligations under the Act apply to any person or entity that acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the European Union, such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 or 95 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to ASML, the Act requires any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the Netherlands Authority for the Financial Markets (AFM) immediately.

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

Once every calendar year, within four weeks after the end of the calendar year, holders of an interest of five percent or more in ASML’s voting rights or capital must notify the AFM of any changes in the composition of their interest resulting from certain acts (including, but not limited to, the exchange of shares for depositary receipts and vice versa, and the exercise of rights to acquire shares).

Subsidiaries, as defined in the Act, do not have independent reporting obligations under the Act, as interests held by them are attributed to their (ultimate) parents. Any person may qualify as a parent for purposes of the Act, including an individual. A person who disposes of an interest of five percent or more in ASML’s voting rights or capital and who ceases to be a subsidiary must immediately notify the AFM. As of that moment, all notification obligations under the Act become applicable to the former subsidiary.

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

ASML ANNUAL REPORT 2009

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

B. Related Party Transactions
There have been no transactions during our most recent fiscal year, nor are there presently any proposed transactions, which are material to ASML or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets between ASML or any of its subsidiaries and any significant shareholder and any director or officer or any relative or spouse thereof. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to stock options described under Note 16 to our consolidated financial statements.

C. Interests of Experts & Counsel
Not applicable.

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements
See Item 18 “Financial Statements”.

Export Sales
See Note 19 to our consolidated financial statements included in Item 18 “Financial Statements”, which is incorporated herein by reference.

Legal Proceedings
See Item 4.B. “Business Overview, Intellectual Property” and Note 17 to our consolidated financial statements included in Item 18 “Financial Statements”, which are incorporated herein by reference.

Dividend Policy
Annually, the Supervisory Board, upon proposal of the Board of Management, will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. A proposal will be submitted to the Annual General Meeting of Shareholders on March 24, 2010 to declare a dividend for 2009 of EUR 0.20 per ordinary share of EUR 0.09.

For more information see Item 10.B. “Memorandum and Articles of Association” and Item 10.D. “Exchange Controls” and Note 25 to our consolidated financial statements included in Item 18 “Financial Statements, which are incorporated herein by reference.

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

New York shares are registered with J.P. Morgan Chase Bank, N.A. (the “ New York Transfer Agent”), 4 New York Plaza, New York, New York, pursuant to the terms of a transfer, registrar and dividend disbursing agreement (the “Transfer Agent Agreement”) between the Company and the New York Transfer Agent. Amsterdam shares are held in dematerialized form through the facilities of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”), the Netherlands centralised securities custody and administration system. The New York Transfer Agent charges shareholders a fee of USD 5.00 per 100 shares for the exchange of New York shares for Amsterdam shares and vice versa.

ASML ANNUAL REPORT 2009

Dividends payable on New York shares are declared in euro and converted by the Company to dollars at the rate of exchange on Euronext Amsterdam at the close of business on the date determined and announced by the Board of Management. The resulting amounts are distributed through the New York Transfer Agent and no charge is payable by holders of New York shares in connection with this conversion or distribution.

Pursuant to the terms of the Transfer Agent Agreement, the Company has agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made generally available by the Company to holders of ordinary shares and the New York Transfer Agent has waived its fees associated with routine services to the Company associated with the New York shares. In addition, the New York Transfer Agent has agreed to reimburse certain reasonable expenses incurred by the Company in connection with the issuance and transfer of New York shares. In the year ended December 31, 2009, the Transfer Agent reimbursed USD 468,795 of expenses incurred by ASML, which mainly comprised legal, audit and accounting fees incurred due to the existence of the New York shares.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on NASDAQ, as well as on Euronext Amsterdam.

	NASDAQ		Euronext Amsterdam
	USD		EUR
	High	Low	High	Low

Annual Information
2005	20.13	14.44	17.12	11.11
2006	25.83	18.46	19.90	14.49
2007	35.79	22.89	24.99	17.15
2008	30.47	12.66	20.97	10.68
2009	34.67	14.28	24.24	11.35

Quarterly Information
1st quarter 2008	30.47	22.23	20.97	13.92
2nd quarter 2008	30.30	23.98	19.59	15.19
3rd quarter 2008	25.20	16.29	16.81	11.72
4th quarter 2008	18.84	12.66	14.60	10.68

1st quarter 2009	18.58	14.28	14.20	11.35
2nd quarter 2009	22.12	17.77	16.22	13.42
3rd quarter 2009	30.31	21.21	20.55	15.11
4th quarter 2009	34.67	26.67	24.24	18.38

Monthly Information
July 2009	26.01	21.21	18.37	15.11
August 2009	27.97	25.00	19.58	17.58
September 2009	30.31	26.33	20.55	18.43
October 2009	31.65	26.67	21.61	18.38
November 2009	32.02	27.16	21.40	18.51
December 2009	34.67	31.96	24.24	21.20
January (through Jan. 25) 2010	35.25	31.73	24.57	22.43

(Source: Bloomberg Finance LP)

B. Plan of Distribution
Not applicable.

C. Markets
See Item 9. A. “Offer and listing Details”.

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

ASML ANNUAL REPORT 2009

Item 10 Additional Information

A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
The information required by Item 10.B. is incorporated by reference in ASML’s Report on Form 6-K, filed with the Commission on November 2, 2007.

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

At our annual General Meeting of Shareholders, held on March 26, 2009, the Board of Management was authorized for a period of 18 months, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5 percent of our issued share capital as of the date of authorization, plus an additional 5 percent of our issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At our annual General Meeting of Shareholders to be held on March 24, 2010, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 24, 2011.

Holders of our ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders held on March 26, 2009, the Board of Management was authorized, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares. At our annual General Meeting of Shareholders to be held on March 24, 2010, our shareholders will be asked to grant this authority through September 24, 2011. At this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be requested to be granted for a period of 18 months.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and our Articles of Association. Although Netherlands law provides since June 11, 2008 that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not be more than 50 percent of the issued share capital, our current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not be more than 10 percent of the issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of a resolution or by an amendment to our Articles of Association) of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 26, 2010 up to a maximum of approximately 27 percent of the issued share capital as of the date of authorization (March 26, 2009) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our annual General Meeting of Shareholders to be held on March 24, 2010, our shareholders will be asked to extend this authority through September 24, 2011.

C. Material Contracts
Not applicable.

D. Exchange Controls
There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in Euros on Amsterdam Shares may be officially transferred by bank from the Netherlands and converted into any other currency without being subject to any Netherlands legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Netherlands Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be paid in U.S. dollars, converted at the rate of exchange on Euronext Amsterdam at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association.

ASML ANNUAL REPORT 2009

E. Taxation

Netherlands Taxation
The statements below represent a summary of current Netherlands tax laws, regulations and judicial interpretations thereof. The description is limited to the material tax implications for a holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Netherlands tax purposes (a “Non-resident Holder”). This summary does not address special rules that may apply to special classes of holders of ordinary shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in ordinary shares should consult his or her tax counsel.

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

ASML ANNUAL REPORT 2009

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

In this respect it is noted that the United States and the Netherlands have agreed on a protocol to the Tax Treaty. It provides for (among others) a 0 percent dividend withholding tax rate on dividends, provided certain requirements are met. One of these requirements is that the shareholder is a company which directly owns shares representing 80 percent of the voting power in our company. In addition, above mentioned article 26 (limitation on benefits) has been adjusted. Some requirements to the various tests mentioned in article 26 will become more severe and others will be moderated.

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

ASML ANNUAL REPORT 2009

Residence
A Non-resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding our ordinary shares or of the execution, performance, delivery and/or enforcement of rights in respect of our ordinary shares.

United States Taxation
The following is a discussion of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a United States Holder acting in the capacity of a beneficial owner (as defined below) who is not a tax resident of the Netherlands. This discussion deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, financial institutions, regulated investment companies, dealers in securities/traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, investors owning directly, indirectly or constructively 10 percent or more of our outstanding voting shares, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local, FIRPTA related United States federal income tax consequences, or non-United States tax consequences.

This discussion is based on the U.S.-Netherlands Income Tax Treaty (“Treaty”) and the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding shares. Prospective purchasers of ordinary shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of United States federal, state, local or non-United States tax laws to which they may be subject.

As used herein, the term “United States Holder” means a beneficial owner of ordinary shares that for United States federal income tax purposes whose holding of ordinary shares does not form part of the business property or assets of a permanent establishment or fixed base in the Netherlands; who is fully entitled to the benefits of the Treaty in respect of such ordinary shares; and is:

•	an individual citizen or tax resident of the United States;
•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;
•	an estate of which the income is subject to United States federal income taxation regardless of its source; or
•	a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all of its substantial decisions.

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

Taxation of Dividends
ASML believes it was not a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes in 2008 and that it will not be a PFIC in 2009. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question. ASML has not conducted a detailed study at this time to confirm its non-PFIC status.

United States Holders should generally include in gross income as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Netherlands withholding taxes) ASML makes out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a United States Holder should be the U.S. dollar value of the foreign currency (e.g. Euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s U.S. tax basis in the ordinary shares and thereafter as taxable capital gain. ASML presently does not maintain calculations of its earnings and profits under United States federal income tax principles. If ASML does not report to a United States Holder the

ASML ANNUAL REPORT 2009

portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

For U.S. foreign tax credit purposes, dividends paid by ASML generally will be treated as foreign-source income and as “passive category income” (or in the case of certain holders, as “general category income”). Gains or losses realized by a United States Holder on the sale or exchange of ordinary shares generally will be treated as U.S.-source gain or loss. The rules governing foreign tax credit are complex and we suggest each United States Holder to consult its own tax advisor to determine whether, and to what extent, a foreign tax credit will be available.

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

Dividends paid by ASML generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense.

Taxation on Sale or Other Disposition of Ordinary Shares
Upon a sale or other disposition of ordinary shares, a United States Holder will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized, if paid in U.S. dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the United States Holder’s U.S. tax basis (determined in U.S. dollars) in such ordinary shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the United States Holder in the ordinary shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for United States federal income tax purposes. Gain or loss from the sale or other disposition of ordinary shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the ordinary shares and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States. Each United States Holder should consult its tax advisor with regard to the translation rules of its adjusted U.S. tax basis and the amount realized upon a sale or other disposition of its ordinary shares if purchased in, or sold or disposed of for, a currency other than U.S. dollar.

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

ASML ANNUAL REPORT 2009

The discussion set out above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in United States federal and other tax laws.

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.

H. Documents on Display
We are subject to certain reporting requirements of the US Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language within 30 days of filing our annual report on Form 20-F. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

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

I. Subsidiary Information
See Item 4.C. “Organizational Structure”.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

ASML is exposed to a variety of financial risks: market risks (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on the Company’s financial performance. The Company uses derivative instruments to hedge certain risk exposures. None of the transactions are entered into for trading or speculative purposes.

We believe that market information is the most reliable and transparent means of measurement for our derivative instruments that are measured at fair value.

Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions and accounts receivable and payable. The Company hedges these exposures through the use of currency contracts (foreign exchange options and forward contracts). In 2009, we identified four ineffective cash flow hedges related to forecasted sales transactions. This resulted in a loss recognized in sales for an amount of EUR 10.7 million (2008: loss of EUR 18.0 million). The effectiveness of all outstanding hedge contracts is monitored on a quarterly basis throughout the life of the hedges.

As of December 31, 2009 other comprehensive income includes EUR 56.1 million loss (net of taxes: EUR 41.8 million loss; 2008: EUR 49.2 million loss) representing the total anticipated loss to be released to sales, and EUR 0.7 million gain (net of taxes: EUR 0.5 million gain; 2008: EUR 1.4 million gain) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. It is anticipated that an amount of EUR 34.7 million

ASML ANNUAL REPORT 2009

loss will be charged to sales and EUR 0.7 million gain will be released to cost of sales over the next twelve months, as the forecasted sales and purchase transactions occur. The remainder of the loss is anticipated to be charged to sales between one and two years, as the forecasted sales transactions occur.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

In 2009, the Company decided to change its hedging policy of managing material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. The Company decided to no longer hedge these U.S. dollar translation exposures. The related foreign currency translation amounts included in cumulative translation adjustment for the years 2008 and 2009 were EUR 12.7 million gain and EUR 13.1 million loss, respectively. The cumulative gain included in cumulative translation adjustment relating to the net investment hedge would be reclassified from equity to the consolidated statements of operations only in the event the Company’s U.S. subsidiary is (partially) disposed or sold.

Interest rate risk management
The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest-bearing assets with the interest typical terms of interest-bearing liabilities. There might be some residual interest rate risks to the extent that the asset and liability positions do not fully offset.

Furthermore, the Company uses interest rate swaps to hedge changes in market value of fixed loan coupons payable on our Eurobond due to changes in market interest rates and to hedge the variability of future interest receipts as a result of changes in market interest rates on part of our cash and cash equivalents.

Financial instruments
The Company uses currency contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2008		2009
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
Currency contracts[1]	896,642	(38,521)	527,816	7,428
Interest rate swaps[2]	641,500	63,173	641,500	78,485

(Source: Bloomberg Finance LP)

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations (only 2008), mainly in U.S. dollar and Japanese Yen
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities mainly related to the EUR 600 million Eurobond; the fair value of the interest rate swaps includes accrued interest

The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates and current exchange rates. The valuation technique used to determine the fair value of forward contracts approximates the net present value of future cash flows.

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. The valuation technique used to determine the fair value of interest rate swaps approximates the net present value of future cash flows.

Credit risk management
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments used in hedging activities.

Cash and cash equivalents and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. Furthermore, in view of the continuing higher volatility of the financial markets, the cash and cash equivalents have mainly been placed on short term deposits with highly rated financial institutions and have partly been invested in AAAm-rated money market funds that invest in highly rated short term debt securities of financial institutions and governments. ASML does not expect the counterparties to default given their high credit quality.

ASML ANNUAL REPORT 2009

ASML’s customers consist of IC manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews if an allowance for doubtful debts is needed by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In response to the increased volatility of the financial markets, ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

Liquidity and Capital risk management
Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. Our general strategy is to seek to maintain our strategic target level of cash and cash equivalents between EUR 1.0 and 1.5 billion. The Company regularly reviews the efficiency of its capital structure. To the extent that our cash and cash equivalents exceeds this target and there are no investment opportunities that we wish to pursue, we will consider returning excess cash to our shareholders, including through share buybacks, dividends and capital repayment.

As of December 31, 2009 the cash and cash equivalents amounted to EUR 1.0 billion and the Company has available credit facilities for a total amount of EUR 700 million (2008: EUR 500 million). The EUR 700 million of available credit facilities consist of two separate facilities: a EUR 500 million credit facility and a EUR 200 million loan facility.

The EUR 500 million credit facility, which will expire in May 2012, contains a covenant that requires the Company to maintain a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with the covenant at the end of 2009 and 2008. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that is dependent on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2009 and 2008.

The EUR 200 million loan facility is related to the Company’s EUV investment efforts and was entered into in 2009 with the European Investment Bank. This loan can be drawn in tranches until October 2010. It is repayable in annual installments four years after drawdown, with final repayment seven years after drawdown. This facility contains a covenant that restricts the maximum indebtedness. ASML was in compliance with the covenant at the end of 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility at the end of 2009.

Sensitivity analysis financial instruments

Foreign currency sensitivity
ASML is mainly exposed to the U.S. dollar and Japanese yen. The following table details the Company’s sensitivity to a 10 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10 percent strengthening in foreign currency rates. A positive amount indicates an increase in income from operations before income taxes and equity.

	2008		2009
	Impact on		Impact on
	income from		income from
	operations		operations
	before income	Impact on	before income	Impact on
	taxes	equity	taxes	equity
(in thousands)	EUR	EUR	EUR	EUR
U.S. dollar	(2,915)	14,118	(3,689)	24,903
Japanese yen	(14,501)	(38,886)	(1,711)	(32,416)
Other currencies	(1,285)	8,482	(1,620)	12,080

Total	(18,701)	(16,286)	(7,020)	4,567

It is the Company’s policy to limit the currency effects through the consolidated statements of operations. The negative effect on income from operations before income taxes as presented in the table above for 2009 and 2008 is mainly attributable to timing differences between the arising of exposures and the hedging thereof.

ASML ANNUAL REPORT 2009

The increase in the U.S. dollar effect on income from operations before income taxes in 2009 compared to 2008 is caused by a higher U.S. dollar liability position at year end. The large negative Japanese yen effect in 2008 was mainly caused by ineffective system sales hedges.

The revaluation effects of investments in foreign entities are recognized in other comprehensive income, within equity. The movements of currency rates therefore might have a significant effect on other comprehensive income. The increased U.S. dollar effect on other comprehensive income in 2009 compared to 2008 is caused by the fact that early 2009 the Company decided to no longer hedge its U.S. dollar net investments exposures. The effect on other comprehensive income for other currencies mainly relates to investments in foreign entities in Taiwan dollar, Korean won and Singapore dollar.

Fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions, are recognized in other comprehensive income.

For a 10 percent weakening of the foreign currencies against the euro, there would be approximately an equal and opposite effect on the income from operations before income taxes and other comprehensive income. For the sensitivity for a 10 percent weakening of both the U.S. dollar and Japanese yen against the euro, there would be a lower opposite effect than presented in the table shown above of EUR 4.5 million and EUR 5.9 million on other comprehensive income, respectively.

Interest rate sensitivity
The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a one percent increase in interest rates on the Company’s income from operations before income taxes and other comprehensive income. As a result of the current low market interest rates, a one percent decrease in interest rates is not possible, therefore there would be a smaller and opposite effect on other comprehensive income and income from operations before income taxes. A positive amount indicates an increase in income from operations before income taxes and other comprehensive income.

	2008		2009
	Impact on		Impact on
	income from		income from
	operations		operations
	before income	Impact on	before income	Impact on
	taxes	equity	taxes	equity
(in thousands)	EUR	EUR	EUR	EUR
	6,018	2,465	4,425	2,336

The positive effect on other comprehensive income, within equity, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges. The effect on income from operations before income taxes has decreased, mainly due to a decrease in cash and cash equivalents in 2009 compared to 2008.

Item 12 Description of Securities Other Than Equity Securities

Not applicable.

ASML ANNUAL REPORT 2009

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Disclosure Controls and Procedures
As of the end of the period covered by this report, the management of ASML conducted an evaluation, under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act is accumulated and communicated to ASML’s management, including ASML’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, for ASML. Under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2009 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V., an independent registered public accounting firm, has audited the consolidated financial statements included in Item 18 of this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting
During the year ended December 31, 2009 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ASML ANNUAL REPORT 2009

B.	Code of Ethics
ASML has adopted its “Principles of Ethical Business Conduct”, which contain ASML’s ethical principles in relation to various subjects. These Principles have been developed into day-to-day guidelines (the “Internal Guidelines on Ethical Business Conduct”). The Internal Guidelines on Ethical Business Conduct apply to ASML employees worldwide, as well as ASML’s Supervisory Board and Board of Management. Our Principles of Ethical Business Conduct and Internal Guidelines on Ethical Business Conduct are posted on our website (www.asml.com).

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

C. Principal Accountant Fees and Services
Deloitte Accountants B.V. has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2009. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its members firms and/or affiliates in 2008 and 2009.

Year ended December 31	2008	2009
(in thousands)	EUR	EUR
Audit fees	1,377	1,191
Audit-related fees	52	75
Tax fees	536	723

Total	1,965	1,989

Audit fees
Audit fees primarily relate to the audit of our annual consolidated financial statements set out in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries and services in connection with accounting consultations on U.S. GAAP.

Audit-related fees
Audit-related fees mainly related to various audit services not related to the Company’s consolidated financial statements.

Tax fees
Tax fees can be detailed as follows:

Year ended December 31	2008	2009
(in thousands)	EUR	EUR
Corporate Income Tax compliance services	160	113
Tax assistance for expatriate employees	152	172
Other tax advisory and compliance	224	438

Total	536	723

The Audit Committee has approved the external audit plan and related audit fees for the year 2009. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as certain tax-related services and acquisition advisory services, are permitted. The Audit Committee pre-approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.

ASML ANNUAL REPORT 2009

D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table provides a summary of shares repurchased by the Company between 2006 and 2009:

						Total value
				Total Number		of Shares
				of Shares	Maximum	Purchased as
			Average	Purchased as	Number of	Part of Publicly
			Price	Part of Publicly	Shares That May	Announced
			Paid per	Announced	Yet be Purchased	Plans or
		Total Number of	Share	Plans or	Under the	Programs (in
Program	Period	Shares purchased	(EUR)	Programs	Programs	EUR million)
2006-2007 Share program	May 17-26, 2006	6,412,920	15.59	6,412,920	19,037,376	100
2006-2007 Share program	June 7-30, 2006	13,517,078	15.81	19,929,998	5,520,298	314
2006-2007 Share program	July 3-13, 2006	5,520,298	15.62	25,450,296	—	400

2006-2007 Share program	October 12, 2006	14,934,843	18.55	14,934,843	—	277

2006-2007 Share program	February 14-23, 2007	8,000,000	19.53	8,000,000	—	156

Capital repayment program 2007	September - October 2007	55,093,409	18.36	55,093,409	—	1,012

2007-2008 Share program	November 14-26, 2007	9,000,000	22.62	9,000,000	5,000,000	204
2007-2008 Share program	January 17-22, 2008	5,000,000	17.52	14,000,000	—	292

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

In February 2007, ASML repurchased the final phase of shares under the Repurchase Program of the remaining 1.7 percent of outstanding shares, being 8,000,000 shares. The share program was announced on February 14, 2007 and was completed in the first quarter of 2007. Shares repurchased have been used to cover outstanding stock options and to satisfy partly the conversion rights of holders of ASML’s 5.50 percent Convertible Subordinated Notes.

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

ASML ANNUAL REPORT 2009

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

Authorization of share repurchases
On March 26, 2009, the General Meeting of Shareholders authorized the repurchase of up to a maximum of approximately 27 percent of our issued share capital as of the date of authorization (March 26, 2009) through September 26, 2010. The Company did not buyback any shares in 2009.

F. Change in Registrant’s Certifying Accountant
Not applicable.

G. Corporate governance
See Item 6.C. “Variations from Certain NASDAQ Corporate Governance Rules”.

ASML ANNUAL REPORT 2009

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set out on pages F-2 through F-47 hereto.

Item 19 Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 11 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on November 2, 2007)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017 (Incorporated by reference to the Registrant’s Annual Report for the year ended December 31, 2008)
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

ASML ANNUAL REPORT 2009

Exhibit No.	Description
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.27	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.28	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.29	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
8.1	List of Material Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASML Holding N.V.
(Registrant)

/s/  Eric Meurice
Eric Meurice
President, Chief Executive Officer and Chairman of the Board of Management
Dated: January 29, 2010

/s/  Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: January 29, 2010

ASML ANNUAL REPORT 2009

Financial Statements

Index to Financial Statements

F-2	Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009
F-2	Consolidated Statements of Comprehensive Income for the years ended December 31, 2007, 2008 and 2009
F-3	Consolidated Balance Sheets as of December 31, 2008 and 2009
F-4	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007, 2008 and 2009
F-6	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009
F-7	Notes to the Consolidated Financial Statements
F-48	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2009

Consolidated Statements of Operations

	Year ended December 31	2007	2008	2009
Notes	(in thousands, except per share data)	EUR	EUR	EUR

19	Net system sales	3,351,281	2,516,762	1,174,858
	Net service and field option sales	416,904	436,916	421,205

19	Total net sales	3,768,185	2,953,678	1,596,063
	Cost of system sales	1,943,779	1,631,069	852,417
	Cost of service and field option sales	274,747	307,095	285,254

21	Total cost of sales	2,218,526	1,938,164	1,137,671

	Gross profit on sales	1,549,659	1,015,514	458,392
21, 22	Research and development costs[1]	486,141	516,128	466,761
10	Amortization of in-process research and development costs	23,148	—	—
21	Selling, general and administrative costs	225,668	212,341	156,644

	Income (loss) from operations	814,702	287,045	(165,013)
23	Interest income	78,165	72,497	42,766
23	Interest expense	(44,714)	(49,898)	(49,303)

	Income (loss) from operations before income taxes	848,153	309,644	(171,550)
18	(Provision for) benefit from income taxes	(177,152)	12,726	20,625

	Net income (loss)	671,001	322,370	(150,925)
	Basic net income (loss) per ordinary share	1.45	0.75	(0.35)
	Diluted net income (loss) per ordinary share	1.41	0.74	(0.35)
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic	462,406	431,620	432,615
	Diluted	485,643	434,205	432,615

Consolidated Statements of Comprehensive Income

Year ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR

Net income (loss)	671,001	322,370	(150,925)
Loss on foreign currency translation, net of taxes	(23,294)	(12,734)	(8,592)
Gain (loss) on derivative instruments, net of taxes	(3,450)	(43,579)	6,494

Comprehensive income	644,257	266,057	(153,023)

1	As of January 1, 2009, R&D credits are presented as part of R&D costs. The comparative figures for 2007 and 2008 have been adjusted accordingly.

ASML ANNUAL REPORT 2009

Consolidated Balance Sheets

	As of December 31	2008	2009
Notes	(in thousands, except share and per share data)	EUR	EUR
	Assets
4	Cash and cash equivalents	1,109,184	1,037,074
5	Accounts receivable, net	463,273	377,439
6	Finance receivables, net	6,225	21,553
18	Current tax assets	87,560	11,286
7	Inventories, net	999,150	963,382
18	Deferred tax assets	71,780	119,404
8	Other assets	236,077	218,746

	Total current assets	2,973,249	2,748,884

6	Finance receivables, net	31,030	—
18	Deferred tax assets	148,133	133,263
8	Other assets	88,197	77,054
9	Goodwill	131,453	131,462
10	Other intangible assets, net	26,692	18,128
11	Property, plant and equipment, net	540,640	618,706

	Total non-current assets	966,145	978,613
	Total assets	3,939,394	3,727,497

	Liabilities and shareholders’ equity
	Accounts payable	193,690	206,226
12	Accrued and other liabilities	789,788	817,361
18	Current tax liabilities	20,039	15,032
13	Provisions	4,678	2,504
18	Deferred tax liabilities	148	3,047

	Total current liabilities	1,008,343	1,044,170

14	Long-term debt	647,050	663,102
18	Deferred and other tax liabilities	209,699	188,404
13	Provisions	15,495	12,694
12	Accrued and other liabilities	70,038	44,359

	Total non-current liabilities	942,282	908,559
	Total liabilities	1,950,625	1,952,729

15, 17	Commitments and contingencies	—	—
	Cumulative Preference Shares; EUR 0.02 nominal value; 3,150,005,000 shares authorized;
	none issued and outstanding at December 31, 2008 and 2009	—	—

	Ordinary Shares; EUR 0.09 and EUR 0.01 nominal value; respectively 700,000,000 and 10,000 shares authorized; respectively 432,073,534 and none issued and outstanding at December 31, 2008; respectively 433,638,976 and none issued and outstanding at December 31, 2009	38,887	39,028

	Share premium	474,765	476,261
	Treasury shares at cost	(253,436)	(218,203)
	Retained earnings	1,698,929	1,450,156
	Accumulated other comprehensive income	29,624	27,526

25	Total shareholders’ equity	1,988,769	1,774,768
	Total liabilities and shareholders’ equity	3,939,394	3,727,497

ASML ANNUAL REPORT 2009

Consolidated Statements of Shareholders’ Equity

	Issued and outstanding				Treasury	Accumulated
	Shares		Share	Retained	Shares	Other Comprehensive
		Amount	Premium	Earnings	at cost	Income	Total
(in thousands)	Number[1]	EUR	EUR	EUR	EUR	EUR	EUR
Balance at January 1, 2007	477,099	10,051	1,195,034	1,231,237	(401,000)	112,681	2,148,003

Components of comprehensive income:
Net income	—	—	—	671,001	—	—	671,001
Foreign Currency Translation, net of taxes	—	—	—	—	—	(23,294)	(23,294)
Gain (loss) on derivative instruments, net of taxes	—	—	—	—	—	(3,450)	(3,450)
Share-based payments	—	—	16,506	—	—	—	16,506
Cumulative effect of applying the provisions of ASC 740	—	—	—	(7,648)	—	—	(7,648)
Purchase of shares in conjunction with conversion rights of bond holders and share-based payment plans[2]	(17,000)	(970)	—	—	(358,886)	—	(359,856)
Issuance of shares in conjunction with convertible bonds	26,232	718	288,360	(35,366)	130,317	—	384,029
Capital repayment[3]	(55,093)	29,748	(1,041,605)	—	—	—	(1,011,857)
Cancellation of treasury shares	—	(509)	(48,563)	(351,928)	401,000	—	—
Tax benefit from stock options	—	—	9,006	—	—	—	9,006
Issuance of shares and stock options	4,388	168	45,108	(6,388)	29,676	—	68,564

Balance at December 31, 2007	435,626	39,206	463,846	1,500,908	(198,893)	85,937	1,891,004

Components of comprehensive income:
Net income	—	—	—	322,370	—	—	322,370
Foreign Currency Translation, net of taxes	—	—	—	—	—	(12,734)	(12,734)
Gain (loss) on derivative instruments, net of taxes	—	—	—	—	—	(43,579)	(43,579)

Share-based payments	—	—	13,535	—	—	—	13,535
Purchase of shares in conjunction with share-based payment plans	(5,000)	(450)	—	—	(87,155)	—	(87,605)
Dividend paid	—	—	—	(107,841)	—	—	(107,841)
Tax benefit from stock options	—	—	2,144	—	—	—	2,144
Issuance of shares and stock options	1,448	131	(4,760)	(16,508)	32,612	—	11,475

Balance at December 31, 2008	432,074	38,887	474,765	1,698,929	(253,436)	29,624	1,988,769

Components of comprehensive income:
Net loss	—	—	—	(150,925)	—	—	(150,925)
Foreign Currency Translation, net of taxes	—	—	—	—	—	(8,592)	(8,592)
Gain (loss) on derivative instruments, net of taxes	—	—	—	—	—	6,494	6,494

Share-based payments	—	—	13,394	—	—	—	13,394
Dividend paid[4]	—	—	—	(86,486)	—	—	(86,486)
Tax benefit from stock options	—	—	1,954	—	—	—	1,954
Issuance of shares and stock options	1,565	141	(13,852)	(11,362)	35,233	—	10,160

Balance at December 31, 2009	433,639	39,028	476,261	1,450,156	(218,203)	27,526	1,774,768

ASML ANNUAL REPORT 2009

1	As of December 31, 2009, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 433,638,976 and the number of treasury shares of 10,841,119. As of December 31, 2008, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 432,073,534 and the number of treasury shares of 12,406,561.
2	In 2007, 17,000,000 shares were repurchased, some of which were re-issued in order to cover exercised stock options and to satisfy the conversion rights of holders of our 5.50 percent Convertible Subordinated Notes. See Note 26 for further information.
3	In 2007, as part of a capital repayment program, EUR 1,012 million of equity was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11 percent. See Note 26 for further information.
4	In 2009, ASML paid out a dividend of EUR 86 million to its shareholders, see Note 25 for further information.

ASML ANNUAL REPORT 2009

Consolidated Statements of Cash Flows

Year ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR
Cash Flows from Operating Activities
Net income (loss)	671,001	322,370	(150,925)

Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	126,344	119,190	140,201
Impairment	9,022	25,109	15,896
Loss on disposals of property, plant and equipment	14,210	4,257	4,053
Share-based payments	16,506	13,535	13,394
Allowance for doubtful debts	(178)	188	1,889
Allowance for obsolete inventory	79,592	139,628	86,636
Deferred income taxes	106,403	(34,155)	(49,423)
Changes in assets and liabilities:
Accounts receivable	42,410	132,147	97,540
Inventories	(438,746)	(87,804)	(158,024)
Other assets	(86,053)	(76,342)	4,893
Accounts payable	(38,944)	(94,375)	10,430
Current income taxes	(74,428)	(158,277)	71,267
Other liabilities	273,872	(24,725)	9,937

Net cash provided by operating activities	701,011	280,746	97,764

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(179,152)	(259,770)	(104,959)
Proceeds from sale of property, plant and equipment	5,011	—	6,877
Purchases of intangible assets	—	(35)	—
Acquisition of subsidiary (net of cash acquired)	(188,011)	—	—

Net cash used in investing activities	(362,152)	(259,805)	(98,082)

Cash Flows from Financing Activities
Capital repayment	(1,011,857)	—	—
Purchase of shares in conjunction with conversion rights of bondholders and share-based payments	(359,856)	(87,605)	—
Net proceeds from issuance of shares and stock options	63,307	11,475	11,073
Dividend paid	—	(107,841)	(86,486)
Net proceeds from issuance of bond	593,755	—	—
Net proceeds from other long-term debt	—	—	32
Repayment of debt	(9,718)	(2,411)	(17)
Tax benefits from stock options	9,006	2,144	1,954

Net cash used in financing activities	(715,363)	(184,238)	(73,444)

Net cash flows	(376,504)	(163,297)	(73,762)
Effect of changes in exchange rates on cash	(7,717)	845	1,652

Net decrease in cash and cash equivalents	(384,221)	(162,452)	(72,110)
Cash and cash equivalents at beginning of the year	1,655,857	1,271,636	1,109,184

Cash and cash equivalents at end of the year	1,271,636	1,109,184	1,037,074

Supplemental Disclosures of Cash Flow Information:
Interest paid	38,936	40,247	40,235
Taxes paid (received)	167,268	167,360	(36,705)

Supplemental non-cash investing and financing activities:
Conversion of bonds into 26,232,275, 0 and 0 ordinary shares respectively in 2007, 2008 and 2009	378,413	—	—

ASML ANNUAL REPORT 2009

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

Basis of preparation
The accompanying consolidated financial statements are stated in thousands of Euros (“EUR”) unless indicated otherwise.

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). ASML’s reporting currency is the euro.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Subsidiaries
Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. As from the date that these criteria are met, the financial data of the relevant company are included in the consolidation.

Acquisitions of subsidiaries are included on the basis of the “purchase accounting” method. The cost of acquisition is measured as the cash payment made, the fair value of other assets distributed and the fair value of liabilities incurred or assumed at the date of exchange, plus the costs that can be allocated directly to the acquisition. The excess of the costs of an acquired subsidiary over the net of the amounts assigned to assets acquired and liabilities incurred or assumed is capitalized as goodwill.

Foreign currency translation
The financial information for subsidiaries outside the euro-zone is generally measured using local currencies as the functional currency. The financial statements of those foreign subsidiaries are translated into Euros in the preparation of ASML’s consolidated financial statements. Assets and liabilities are translated into Euros at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into Euros based on the average exchange rate for the corresponding period. The resulting translation adjustments are recorded directly in shareholders’ equity. Currency differences on intercompany loans that have the nature of a long-term investment are also accounted for directly in shareholders’ equity.

Derivative instruments
The Company principally uses derivative hedging instruments for the management of foreign currency risks and interest rate risks. The Company measures all derivative hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for hedges that are highly effective in offsetting the identified hedged risks taking into account required effectiveness criteria.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, that are attributable to a particular risk (fair value hedge);

ASML ANNUAL REPORT 2009

•	A hedge of the exposure to variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash flow hedge); or
•	A hedge of the foreign currency exposure of a net investment in a foreign operation (net investment hedge);

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge
Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability, that is attributable to the hedged risk, are recorded in the consolidated statements of operations. The Company designates foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-functional currencies.

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

Cash flow hedge
Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, net of taxes, until the underlying hedged transaction is recognized in the consolidated statements of operations. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is released from other comprehensive income and included in the consolidated statements of operations, unless, extenuating circumstances exist that are related to the nature of the forecasted transaction and are outside the control or influence of the Company and which cause the forecasted transaction to be probable of occurring on a date that is beyond the specified time period.

Foreign currency hedging instruments that are being used to hedge cash flows related to forecasted sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the consolidated statements of operations in “sales” or “cost of sales”.

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

Net investment hedge
Foreign currency hedging instruments that are being used to hedge changes in the value of a net investment are designated as net investment hedges. Changes in the fair value of a derivative that is designated and qualifies as a net investment hedge are recorded in other comprehensive income, net of taxes. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of operations as “interest income” or “interest expense”. Gains and losses accumulated in other comprehensive income are recognized in the consolidated statements of operations when the foreign operation is (partially) disposed or sold. In 2009, the Company decided to change its policy to manage material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. The Company decided to no longer hedge these U.S. dollar net investments exposures.

Cash and cash equivalents
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits and money market funds with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

ASML ANNUAL REPORT 2009

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow-moving, obsolete or unsellable inventory.

Allowances for inventory are determined based on the expected demand which is derived from the sales forecasts as well as the expected market value of the inventory.

Goodwill
Goodwill represents the excess of the costs of an acquisition over the fair value of Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to reporting units for the purpose of impairment testing. The allocation is made to those reporting units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is stated at cost less accumulated impairment losses.

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

Land is not depreciated.

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

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is tested for impairment based on a two-step approach. First the recoverability is tested by comparing the carrying amount of the goodwill with the fair value being the sum of the discounted

ASML ANNUAL REPORT 2009

future cash flows. If the carrying amount of the goodwill at reporting unit level is higher than the fair value of the goodwill, the second step should be performed. The goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with the fair value being the sum of the undiscounted future cash flows. Secondly, if the carrying amount of the other intangible assets and property, plant and equipment is higher than the fair value the assets are considered to be impaired. An impairment expense is recognized as the difference between the carrying amount and the fair value of the other intangible assets and property, plant and equipment.

Provisions
Provisions include employee contract termination benefits and lease contract termination costs.

Provisions for employee contract termination benefits are recognized when ASML is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan where there is no possibility of withdrawal, or when ASML provides termination benefits as a result of an offer made to encourage voluntary redundancy. The timing of recognition and measurement of the provision for employee termination benefits depends on whether employees are required to render service until their employment is terminated in order to receive the termination benefits. If employees are not required to render services beyond the minimum retention period, the provision will be recognized at the communication date. If employees are required to render services beyond the minimum retention period the provision will be recognized ratably over the future service period. The provisions are measured at fair value.

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

Revenue recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but substantive rather than inconsequential or perfunctory a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

In connection with future introductions of new technology, the Company may initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until the Company is able to conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period. At December 31, 2009 and 2008 ASML had no deferred revenue from shipments of new technology. During the three years ended December 31, 2009 no revenue from new technology was recorded that had been previously deferred. As ASML’s systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past ten years, has occurred on only one occasion in 1999.

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once

ASML ANNUAL REPORT 2009

repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2009 and December 31, 2008 ASML had no repurchase commitments.

A portion of ASML’s revenue is derived from contractual arrangements with its customers that have multiple deliverables, such as installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”) except the fair value of the prepaid extended and enhanced (optic) warranty contracts which is based on the list price. VSOE is determined based upon the prices that the Company charges for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services as of December 31, 2009 amounted to approximately EUR 3 million (2008: EUR 3 million) and EUR 10 million (2008: EUR 15 million), respectively.

The deferred revenue balance from prepaid extended and enhanced (optic) warranty contracts as of December 31, 2009 amounted to approximately EUR 126 million (2008: EUR 173 million).

ASML offers customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, the Company offers volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. From time to time, the Company offers free or discounted products or services (award credits) to its customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer.

Revenues are recognized excluding the taxes levied on revenues (net basis).

Warranty
The Company provides standard warranty coverage on its systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs for a standard warranty are accounted for by accruing these costs for each system upon recognition of the system sale. Based upon historical service records, the Company calculates the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, the Company assesses, and updates if necessary, its accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs.

The extended and enhanced (optic) warranty on the Company’s systems is accounted for as a separate element of multiple element revenue recognition transactions.

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

Cost of field option sales comprise direct product costs such as materials, labor, cost of warranty, shipping and handling costs and related overhead costs.

ASML ANNUAL REPORT 2009

Research and development costs and credits
Costs relating to R&D are charged to operating expenses as incurred. ASML receives subsidies and other credits from several Netherlands and international (inter)governmental institutes. These subsidies and other governmental credits to cover R&D costs relating to approved projects are recorded as R&D costs in the consolidated statements of operations in the period when such costs occur.

Share-based payments
The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant date fair value of stock options and stock. The grant date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected stock price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a Euro government bond with a life equal to the expected life of the equity-settled share-based payments. The grant date fair value of stock is determined based on the closing price of the Company’s ordinary shares on the Euronext Amsterdam.

The grant date fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of operations in the period in which the revision is determined, with a corresponding adjustment to equity.

The Company makes quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. The Company has selected the alternative transition method (under ASC 718) in order to calculate the tax pool.

The Company’s current share-based payment plans do not provide for cash settlement of options and stock.

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

On January 1, 2007 the Company adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes” after codification included in ASC 740. ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Contingencies and litigation
The Company is party to various legal proceedings generally incidental to its business, as disclosed in Note 17 to the consolidated financial statements. In connection with these proceedings and claims the Company’s management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to the Company’s consolidated statements of operations in 2007, 2008 and 2009. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond the Company’s control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, the Company may agree to settle or to terminate a claim or proceeding in which it believes that it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

ASML ANNUAL REPORT 2009

The Company accrues for legal costs related to litigation in its consolidated statements of operations at the time when the related legal services are actually provided to it.

Net income (loss) per ordinary share
Basic net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding for that period. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if options issued under ASML’s share-based payment plan were exercised, and if ASML’s convertible notes were converted, unless the exercise of the stock options or conversion of the convertible notes would have an anti-dilutive effect. The dilutive effect is calculated using the if-converted method. Following this method, ASML’s convertible notes were considered dilutive in 2007. In the second half of 2007, these notes were converted or redeemed. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 25.

The earnings per share (“EPS”) data have been calculated in accordance with the following schedule:

As of December 31	2007	2008	2009
(in thousands, except per share data)	EUR	EUR	EUR
Basic EPS computation:
Net income (loss) available to holders of common shares	671,001	322,370	(150,925)

Weighted average number of shares outstanding (after deduction of treasury stock) during the year	462,406	431,620	432,615

Basic earnings per share	1.45	0.75	(0.35)

Diluted EPS computation:
Net income (loss) available to holders of common shares	671,001	322,370	(150,925)
Plus interest on assumed conversion of convertible subordinated notes, net of taxes	11,850	—	—

Net income (loss) available to holders of common shares plus effect of assumed conversions	682,851	322,370	(150,925)

Weighted average number of shares:	462,406	431,620	432,615
Plus shares applicable to:
Stock options	4,569	2,585	—
Convertible subordinated notes	18,668	—	—

Dilutive potential common shares	23,237	2,585	—

Adjusted weighted average number of shares[1]	485,643	434,205	432,615

Diluted earnings per share[1]	1.41	0.74	(0.35)

1	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans for periods in which exercises would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise of such options when such exercises would be anti-dilutive.

Comprehensive income
Comprehensive income consists of net income (loss) and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income (loss), but recorded directly in shareholders’ equity. For the years ended December 31, 2007, 2008 and 2009, comprehensive income consists of net income (loss), unrealized gains and losses on derivative instruments, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes.

New U.S. GAAP Accounting Pronouncements
In June 2009, the FASB issued ASC 105 “Generally Accepted Accounting Principles”. ASC 105 establishes the FASB Accounting Standards Codification (Codification) as the single source of authoritative generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. All of its content carries the same level of authority, effectively superseding FASB Statement 162 and modifying the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have any impact on our consolidated financial statements, but resulted in the update of all references to accounting guidance in this Form 20-F to refer to the new Codification.

ASML ANNUAL REPORT 2009

In 2009 ASML has adopted ASC 820, “Fair Value Measurements”. The ASC defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The adoption of ASC 820 did not have any impact on the Company’s consolidated financial statements, but resulted in additional disclosures to the Company’s consolidated financial statements; See Note 2, “Fair Value Measurements” for more information.

In April 2009, the FASB issued ASC 820-10-65-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This ASC provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820, “Fair Value Measurements”. The ASC relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The ASC is effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2009 and should be applied prospectively. The Company is currently assessing the impact that this ASC may have on its consolidated financial statements.

In June 2009, the FASB issued ASC 810 (Statement 167, “Amendments to FASB Interpretation No. 46(R)”). This ASC changes the way in which a company determines whether or not an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and its ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This ASC is effective for fiscal years and interim periods beginning after November 15, 2009. The Company is currently assessing the impact that this ASC may have on the its consolidated financial statements.

In September 2009, the EITF reached final consensus on ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 amends the current guidance on arrangements with multiple deliverables (ASC 605-25) to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account (i.e. separate elements of the sales agreement), (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. The final consensus is effective for financial years beginning after June 15, 2010. The Company is currently assessing the impact that ASU 2009-13 will have on its consolidated financial statements.

In September 2009, the EITF reached final consensus on ASU 2009-14, Certain Revenue Arrangements that include Software elements. ASU 2009-14 amends the scoping guidance for software arrangements (ASC 985-605) to exclude tangible products that contain software elements and non-software elements that function together to interdependently deliver the product’s essential functionality. ASU 2009-14 also provides considerations and examples for entities applying this guidance.

This issue will be effective prospectively for new or materially modified agreements entered into in financial years beginning on or after June 15, 2010. The Company is currently assessing the impact that ASU 2009-14 will have on its consolidated financial statements.

2. Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•	Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

ASML ANNUAL REPORT 2009

Financial assets and financial liabilities measured at fair value on a recurring basis
Cash and cash equivalents include short-term deposits, investments in money market funds and interest-bearing bank accounts for which fair value measurements are all based on quoted prices for similar assets or liabilities.

The principal market in which ASML executes its derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for ASML’s derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.

The valuation technique used to determine the fair value of forward contracts (used for hedging purposes) is the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates and current exchange rates. The valuation technique used to determine the fair value of forward contracts approximates the net present value of future cash flows.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. The valuation technique used to determine the fair value of interest rate swaps approximates the net present value of future cash flows.

The carrying amount of the Eurobond consists of its principal amount adjusted for fair value changes in interest rate swaps. The Eurobond serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the market value of fixed loan coupons payable on the Company’s Eurobond due to changes in market interest rates; the fair value changes of the interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current and non-current assets). Therefore, the value disclosed in the table below is only adjusted for fair value changes in interest rate swaps. For the actual fair value, including credit risk considerations, we refer to Note 14.

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2008	Level 1	Level 2	Level 3	Total
(In thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments[1]	—	92,446	—	92,446
Cash and cash equivalents	—	1,109,184	—	1,109,184

Total	—	1,201,630	—	1,201,630

Liabilities
Long-term debt[2]	—	647,050	—	647,050
Derivative financial instruments[1]	—	67,794	—	67,794

Total	—	714,844	—	714,844

As of December 31, 2009	Level 1	Level 2	Level 3	Total
(In thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments[1]	—	103,384	—	103,384
Cash and cash equivalents	—	1,037,074	—	1,037,074

Total	—	1,140,458	—	1,140,458

Liabilities
Long-term debt[2]	—	663,102	—	663,102
Derivative financial instruments[1]	—	17,471	—	17,471

Total	—	680,573	—	680,573

1	The derivative financial instruments consist of forward contracts and interest rate swaps. See Note 3, Market risks and derivatives.
2	The long-term debt mainly relates to the Company’s EUR 600 million Eurobond and excludes accrued interest. For further details see Note 14, Long-term debt.

As of December 31, 2009, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in its consolidated balance sheets.

ASML ANNUAL REPORT 2009

Assets and liabilities measured at fair value on a nonrecurring basis
In 2009, the Company recognized impairment charges of EUR 15.9 million on its property, plant and equipment, mainly relating to machinery and equipment. Valuation of these assets are classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charge is determined based on the difference between the assets’ estimated fair value (being EUR 7.0 million) and their carrying amount. In determining the fair value of an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of semiconductor market conditions and ASML’s sales and cost expectations which are consistent with the plans and estimates that the Company uses to manage the business. For further information, see Note 11, Property, plant and equipment.

The Company did not recognize any impairment charges for goodwill and other intangible assets during 2009. See Notes 9 and 10 for more information.

3. Market risks and derivatives
The Company is exposed to a variety of financial risks: market risks (including foreign currency exchange risk and interest rate risk), credit risk, liquidity and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on the Company’s financial performance. The Company uses derivative instruments to hedge certain risk exposures: None of the transactions are entered into for trading or speculative purposes.

ASML believes that market information is the most reliable and transparent means of measurement for its derivative instruments that are measured at fair value.

Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions and accounts receivable and payable. The Company hedges these exposures through the use of currency contracts (foreign exchange options and forward contracts). In 2009, the Company identified four ineffective cash flow hedges related to forecasted sales transactions. This resulted in a loss recognized in sales for an amount of EUR 10.7 million (2008: loss of EUR 18.0 million). The effectiveness of all outstanding hedge contracts is monitored on a quarterly basis throughout the life of the hedges.

As of December 31, 2009 other comprehensive income includes EUR 56.1 million loss (net of taxes: EUR 41.8 million loss; 2008: EUR 49.2 million loss) representing the total anticipated loss to be released to sales, and EUR 0.7 million gain (net of taxes: EUR 0.5 million gain; 2008: EUR 1.4 million gain) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. It is anticipated that an amount of EUR 34.7 million loss will be charged to sales and EUR 0.7 million gain will be released to cost of sales over the next twelve months, as the forecasted sales and purchase transactions occur. The remainder of the loss is anticipated to be charged to sales between one and two years, as the forecasted sales transactions occur.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

In 2009, the Company decided to change its hedging policy of managing material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. The Company decided to no longer hedge these U.S. dollar translation exposures. The related foreign currency translation amounts included in cumulative translation adjustment for the year 2009 was EUR 13.1 million loss (2008: EUR 12.7 million gain). The cumulative gain included in cumulative translation adjustment relating to the net investment hedge would be reclassified from equity to the consolidated statements of operations only in the event the Company’s U.S. subsidiary is (partially) disposed or sold.

Interest rate risk management
The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest-bearing assets with the interest typical terms of interest-bearing liabilities. There might be some residual interest rate risks to the extent that the asset and liability positions do not fully offset.

ASML ANNUAL REPORT 2009

Furthermore, the Company uses interest rate swaps to hedge changes in market value of fixed loan coupons payable on its Eurobond due to changes in market interest rates and to hedge the variability of future interest receipts as a result of changes in market interest rates on part of its cash and cash equivalents.

Financial instruments
The Company uses currency contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2008		2009
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(In thousands)	EUR	EUR	EUR	EUR
Currency contracts[1]	896,642	(38,521)	527,816	7,428
Interest rate swaps[2]	641,500	63,173	641,500	78,485

(Source: Bloomberg Finance LP)

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions, to monetary assets and liabilities and to net investments in foreign operations (only 2008), mainly in U.S. dollar and Japanese Yen
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities mainly related to the EUR 600 million Eurobond; the fair value of the interest rate swaps includes accrued interest

Credit risk management
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments used in hedging activities.

Cash and cash equivalents and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. Furthermore, in view of the continuing higher volatility of the financial markets, ASML’s cash and cash equivalents have mainly been placed on short term deposits with highly rated financial institutions and have partly been invested in AAAm-rated money market funds that invest in highly rated short term debt securities of financial institutions and governments. ASML does not expect the counterparties to default given their high credit quality.

ASML’s customers consist of IC manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews if an allowance for doubtful debts is needed by considering factors such as historical payment experience, credit quality, and age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In response to the increased volatility of the financial markets, ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

Liquidity and Capital risk management
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. ASML’s general strategy is to seek to maintain its strategic target level of cash and cash equivalents between EUR 1.0 and 1.5 billion. The Company regularly reviews the efficiency of its capital structure. To the extent that the Company’s cash and cash equivalents exceeds this target and there are no investment opportunities that it wishes to pursue, it will consider returning excess cash to its shareholders, including through share buybacks, dividends and capital repayment.

As of December 31, 2009 the cash and cash equivalents amounted to EUR 1.0 billion and the Company has available credit facilities for a total amount of EUR 700 million (2008: EUR 500 million). The EUR 700 million of available credit facilities consist of two separate facilities: a EUR 500 million credit facility and a EUR 200 million loan facility.

The EUR 500 million credit facility, which will expire in May 2012, contains a covenant that requires the Company to maintain a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with the covenant at the end of 2009 and 2008. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that is dependent on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2009 and 2008.

The EUR 200 million loan facility is related to the Company’s EUV investment efforts and was entered into in 2009 with the European Investment Bank. This loan can be drawn in tranches until October 2010. It is repayable in annual installments four years after drawdown, with final repayment seven years after drawdown. This facility contains a covenant that restricts the

ASML ANNUAL REPORT 2009

maximum indebtedness. ASML was in compliance with the covenant at the end of 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility at the end of 2009.

4. Cash and cash equivalents
Cash and cash equivalents at December 31, 2009 include short-term deposits of EUR 652 million (2008: EUR 833 million), investments in money market funds of EUR 303 million (2008: EUR 201 million) and interest-bearing bank accounts of EUR 82 million (2008: EUR 75 million).

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. No further restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

5. Accounts receivable
Accounts receivable consist of the following:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Accounts receivable, gross	464,703	380,678
Allowance for doubtful receivables	(1,430)	(3,239)

Accounts receivable, net	463,273	377,439

The carrying amount of the accounts receivable approximates the fair value. The maximum exposure to credit risk at December 31, 2009 is the fair value of the accounts receivable mentioned above. ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. letters of credit, down payments and retention of ownership, which is intended to enable ASML to recover the systems in the event a customer defaults on payment.

Movements of the allowance for doubtful receivables are as follows:

	2008	2009
(in thousands)	EUR	EUR
Balance at beginning of year	(1,385)	(1,430)
Utilization of the provision	143	80
Addition for the year[1]	(188)	(1,889)

Balance at end of year	(1,430)	(3,239)

1	Addition for the year is recorded in cost of sales.

ASML ANNUAL REPORT 2009

6. Finance receivables
Finance receivables consist of the net investment in sales-type leases. The sales-type leases transfer ownership of the systems to the lessee by the end of the lease term. The average lease term is two years. The following table lists the components of the finance receivables as of December 31, 2009:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Finance receivables, gross	40,866	22,444
Unearned interest	(3,611)	(891)

Finance receivables, net	37,255	21,553
Current portion of finance receivables, gross	6,781	22,444
Current portion of unearned interest	(556)	(891)

Non-current portion of finance receivables, net	31,030	—

At December 31, 2009, the finance receivables due for payment in each of the next five years and thereafter are as follows:

(in thousands)	EUR
2010	22,444
2011	—
2012	—
2013	—
2014	—
Thereafter	—

Total	22,444

7. Inventories
Inventories consist of the following:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Raw materials	140,615	175,045
Work-in-process	655,505	799,390
Finished products	392,910	214,248

Total inventories, gross	1,189,030	1,188,683
Allowance for obsolescence and/or lower market value	(189,880)	(225,301)

Total inventories, net	999,150	963,382

A summary of activity in the allowance for obsolescence is as follows:

	2008	2009
(in thousands)	EUR	EUR
Balance at beginning of year	(129,045)	(189,880)
Addition for the year	(139,628)	(86,636)
Effect of exchange rates	(17)	(260)
Release of the provision	2,113	—
Utilization of the provision	76,697	51,475

Balance at end of year	(189,880)	(225,301)

ASML ANNUAL REPORT 2009

In 2009, the addition for the year is recorded in cost of sales for an amount of EUR 68.1 million and R&D costs for an amount of EUR 18.5 million (2008: cost of sales EUR 139.6 million).

As of December 31, 2009, the allowance for inventory obsolescence amounted to EUR 225.3 million (2008: EUR 189.9 million). The increase in the allowance for inventory obsolescence is mainly due to a reassessment by the Company in 2009 of expected future demand based on the unexpected customers’ response to the financial and economic crisis. This resulted in an increase in allowance for inventory obsolescence for different types of non-leading-edge systems compared to prior year and additional parts which management believes cannot be sold.

Utilization of the provision mainly relates to sale and scrap of impaired inventories. At the end of 2008, customers in the market segment for Logic technology underestimated the ramp-up of 45 nm technology used in, among others, advanced internet devices and smart phones, which unexpectedly increased demand for our non-leading-edge immersion systems in 2009 (mainly XT:1700i). As a result we made EUR 64.8 million profit on the sale of inventories that had been previously written down.

8. Other assets
Other current assets consist of the following:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Advance payments to Zeiss	103,798	73,759
Prepaid expenses	57,471	46,808
Derivative instruments	39,240	47,436
VAT	18,693	25,211
Other	16,875	25,532

Total other current assets	236,077	218,746

Zeiss is the Company’s sole supplier of lenses and, from time to time, receives non-interest bearing advance payments from the Company that assist in financing Zeiss’ work-in-process and thereby secure lens deliveries to the Company. Amounts owed under these advance payments are repaid through lens deliveries.

Prepaid expenses include a tax prepayment on intercompany profit, not realized by the group of EUR 25.4 million in 2009 (2008: EUR 26.2 million).

Derivative financial instruments consist of currency contracts and the current part of the fair value of interest rate swaps which includes accrued interest.

Other non-current assets consist of the following:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Derivative instruments	53,206	55,948
Loan to Micronic	13,000	—
Compensation plan assets[1]	7,103	8,520
Prepaid expenses	5,542	5,893
Subordinated loan granted to lessor
in respect of Veldhoven headquarters[2]	5,445	5,445
Other	3,901	1,248

Total other non-current assets	88,197	77,054

1	For further details on compensation plan see Note 16.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters see Note 15.

Derivative instruments consist of the non-current part of the fair value of interest rate swaps which includes accrued interest.

The loan to Micronic related to a license agreement between Micronic Laser Systems AB and ASML, which was fully repaid in 2009.

ASML ANNUAL REPORT 2009

9. Goodwill
Changes in goodwill are summarized as follows:

	2008	2009
(in thousands)	EUR	EUR
Cost
Balance, January 1	128,271	131,453
Effect of exchange rates	3,182	9

Balance, December 31	131,453	131,462
Carrying amount, December 31	131,453	131,462

The goodwill relates to the acquisition of Brion in March 2007. Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. For the purpose of impairment testing, goodwill is allocated to the reporting unit Brion. The fair value of the reporting unit Brion is calculated based on the discounted cash flow method (income approach). These calculations use after-tax discounted cash flow projections based on the strategic plan approved by management.

The material assumptions used by management for the fair value calculation of the reporting unit are:

•	Cash flow projections for the first six years are based on a significant growth scenario, reflecting the start-up nature of Brion. The projections are built bottom-up, using estimates for revenue, gross profit, R&D costs and SG&A costs.
•	Brion would reach maturity in the final year of this six year start-up period and grow at a weighted average growth rate of three percent, which Management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.
•	A discount rate of 14.7 percent representing Brion’s weighted average cost of capital (WACC) is determined using an adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC is assumed to equal Brion’s cost of equity. The discount rate increased compared to the prior year reflecting the increased market uncertainty.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting unit substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2009 and December 31, 2008.

ASML ANNUAL REPORT 2009

10. Other intangible assets
Other intangible assets consist of the following:

	Intellectual	Developed	Customer	In-process
	property	technology	relationships	R&D	Other	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2008	47,215	23,901	8,063	23,148	2,141	104,468
Additions	35	—	—	—	—	35
Effect of exchange rates	—	593	200	—	54	847

Balance, December 31, 2008	47,250	24,494	8,263	23,148	2,195	105,350
Additions	—	—	—	—	—	—
Effect of exchange rates	—	1	—	—	1	2

Balance, December 31, 2009	47,250	24,495	8,263	23,148	2,196	105,352

Accumulated amortization and impairment
Balance, January 1, 2008	37,797	3,765	839	23,148	724	66,273
Amortization	5,780	3,840	1,005	—	867	11,492
Impairment charges	—	552	—	—	—	552
Effect of exchange rates	—	249	50	—	42	341

Balance, December 31, 2008	43,577	8,406	1,894	23,148	1,633	78,658
Amortization	3,436	4,019	1,075	—	254	8,784
Impairment charges	—	—	—	—	—	—
Effect of exchange rates	—	(157)	(42)	—	(19)	(218)

Balance, December 31, 2009	47,013	12,268	2,927	23,148	1,868	87,224

Carrying amount
December 31, 2008	3,673	16,088	6,369	—	562	26,692
December 31, 2009	237	12,227	5,336	—	328	18,128

Developed technology, customer relationships, in-process R&D and other were obtained from the acquisition of Brion.

During 2009, the Company recorded amortization charges of EUR 8.8 million (2008: EUR 11.5 million; 2007: EUR 36.4 million) which were fully recorded in cost of sales (2008: cost of sales EUR 11.5 million; 2007: cost of sales EUR 13.0 million and R&D costs EUR 23.4 million).

During 2009, the Company did not record any impairment charges for other intangible assets (2008: EUR 0.6 million; 2007: EUR 1.0 million).

Estimated amortization expenses relating to other intangible assets for the next five years and thereafter are as follows:

(in thousands)	EUR
2010	5,208
2011	5,001
2012	5,001
2013	1,698
2014	1,037
Thereafter	183

Total	18,128

ASML ANNUAL REPORT 2009

11. Property, plant and equipment
Property, plant and equipment consist of the following:

	Land,	Machinery		Furniture,
	buildings and	and	Leasehold	fixtures and other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2008	183,159	466,930	149,117	257,102	1,056,308
Additions	172,002	107,093	12,319	30,625	322,039
Disposals	(382)	(91,024)	(8,037)	—	(99,443)
Effect of exchange rates	752	399	425	570	2,146

Balance, December 31, 2008	355,531	483,398	153,824	288,297	1,281,050
Additions	74,135	179,050	3,484	7,258	263,927
Disposals	(2,247)	(127,152)	(2,403)	(9,457)	(141,259)
Effect of exchange rates	360	(2,162)	61	386	(1,355)

Balance, December 31, 2009	427,779	533,134	154,966	286,484	1,402,363

Accumulated depreciation and impairment
Balance, January 1, 2008	47,049	336,989	92,839	198,537	675,414
Depreciation	6,604	54,081	14,961	31,918	107,564
Impairment charges	266	22,324	423	1,544	24,557
Disposals	(558)	(59,671)	(7,201)	—	(67,430)
Effect of exchange rates	548	(255)	80	(68)	305

Balance, December 31, 2008	53,909	353,468	101,102	231,931	740,410
Depreciation	22,611	63,614	15,851	27,568	129,644
Impairment charges	—	11,185	155	4,556	15,896
Disposals	(2,247)	(88,815)	(2,191)	(9,298)	(102,551)
Effect of exchange rates	(30)	41	12	235	258

Balance, December 31, 2009	74,243	339,493	114,929	254,992	783,657

Carrying amount
December 31, 2008	301,622	129,930	52,722	56,366	540,640
December 31, 2009	353,536	193,641	40,037	31,492	618,706

As of December 31, 2009, the carrying amount includes assets under construction for land, buildings and constructions of EUR 5.9 million (2008: EUR 122.1 million), machinery and equipment of EUR 30.4 million (2008: EUR 4.6 million), leasehold improvements of EUR 0.5 million (2008: EUR 2.4 million) and furniture, fixtures and other equipment of EUR 1.9 million (2008: EUR 8.6 million).

As of December 31, 2009, the carrying amount of land amounts to EUR 34.5 million (2008: EUR 34.0 million).

As of December 31, 2009, the carrying amount of machinery and equipment includes an amount of EUR 73.9 million with respect to evaluation and rental systems (2008: nil).

Additions to land, buildings and constructions mainly relate to the finalization of the first part of the new production facilities in Veldhoven.

The majority of the Company’s disposals in 2008 and 2009 relate to machinery and equipment, primarily consisting of prototypes, demonstration, evaluation and training systems. These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use, for rental and for evaluation purposes and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the time that these assets are no longer held for own use but intended for sale, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

ASML ANNUAL REPORT 2009

During 2009, the Company recorded impairment charges of EUR 15.9 million (2008: EUR 24.6 million; 2007: EUR 8.0 million) of which it recorded EUR 2.1 million (2008: EUR 20.8 million; 2007: EUR 7.6 million) in cost of sales, EUR 9.1 million (2008: EUR 2.2 million; 2007: EUR 0.2 million) in R&D costs and EUR 4.7 million (2008: EUR 1.6 million; 2007: EUR 0.2 million) in SG&A costs.

The impairment charges recorded in 2009 mainly related to machinery and equipment (EUR 11.2 million). The Company impaired certain non-leading-edge systems and machinery and equipment that have ceased to be used or will cease to be used during the expected economic life, and which management no longer believes can be sold because of lack of demand for these products. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 7.0 million) and their carrying amount. In determining the fair value of an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of semiconductor market conditions and the Company’s sales and cost expectations which are consistent with the plans and estimates that it uses to manage its business.

The impairment charges recorded in 2008 mainly related to machinery and equipment (EUR 22.3 million). The Company impaired certain non-leading-edge machinery and equipment that have ceased to be used during the expected economic life, and which management no longer believes can be sold for two reasons, both relating to the financial and economic crisis. The first reason relates to ASML’s customers’ decision to delay non-leading-edge capacity additions which increases the risk that certain systems will become technologically obsolete. The second reason has to do with the expected plant closures by ASML’s high-tech customers to reduce certain non-leading-edge capacity, which management believes will result in a high supply of used systems and a downward pressure on sales prices. The impairment charges were determined based on the difference between the asset’s estimated fair value (being EUR 5.4 million) and their carrying amount.

During 2009, the Company recorded depreciation charges of EUR 129.6 million (2008: EUR 107.6 million; 2007: EUR 88.5 million) of which it recorded EUR 83.6 million (2008: EUR 50.3 million; 2007: EUR 48.6 million) in cost of sales, EUR 21.9 million (2008 EUR 25.5 million; 2007: EUR 21.5 million) in R&D costs and EUR 24.1 million (2008: EUR 31.8 million; 2007: EUR 18.4 million) in SG&A costs.

12. Accrued and other liabilities
Accrued and other liabilities consist of the following:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Deferred revenue	262,209	219,378
Costs to be paid	190,225	208,684
Advances from customers	169,250	274,074
Personnel related items	130,651	114,255
Derivative instruments	67,794	17,471
Standard warranty reserve	35,225	23,208
Other	4,472	4,650

Total accrued and other liabilities	859,826	861,720
Less: long-term portion of accrued and other liabilities	70,038	44,359

Short-term portion of accrued and other liabilities	789,788	817,361

Deferred revenue mainly consists of prepaid extended and enhanced (optic) warranty contracts and award credits regarding free or discounted products or services.

Cost to be paid mainly relate to accrued cost for unbilled services provided by vendors including contracted labor, outsourced services and consultancy.

Advances from customers consist of down payments made by customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development.

Personnel related items mainly consist of accrued management bonuses, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

ASML ANNUAL REPORT 2009

Derivative financial instruments consist of currency contracts and the fair value of interest rate swaps which includes accrued interest.

Changes in standard warranty reserve for the years 2008 and 2009 are as follows:

	2008	2009
(in thousands)	EUR	EUR
Balance, January 1	73,198	35,225
Additions of the year	30,322	15,047
Utilization of the reserve	(35,233)	(19,360)
Release of the reserve	(33,409)	(7,666)
Effect of exchange rates	347	(38)

Balance, December 31	35,225	23,208

The release of the reserve is due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning curve concerning ASML’s systems. The release has been included in cost of sales.

In 2009, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material impact. For 2008, the impact of the change in accounting estimate on the consolidated statements of operations and per-share amounts was as follows:

Year ended December 31	2008
(in thousands, except per share data)	EUR	%
Income from operations	33,409	11.6%
Net income	24,890	7.7%
Basic net income per ordinary share	0.06	8.0%
Diluted net income per ordinary share	0.06	8.1%

13. Provisions
Provisions consist of the following:

	Employee contract	Lease contract
	termination benefits	termination costs	Total
(in thousands)	EUR	EUR	EUR
Balance at January 1, 2009	2,265	17,908	20,173
Utilization of the provision	(2,244)	(2,747)	(4,991)
Unwinding of discount	—	136	136
Effect of exchange rates	(21)	(99)	(120)

Balance at December 31, 2009	—	15,198	15,198
Less: current portion of provisions	—	2,504	2,504

Non-current portion of provisions	—	12,694	12,694

In December 2008, ASML announced a restructuring that resulted in the discontinuation of its training center in the United States, downsizing of the United States headquarters and closure of several other locations, reflecting the continuous migration of the semiconductor manufacturing activities to Asia which was accelerated by the financial and economic crisis. The total restructuring costs consisted of employee contract termination benefits and lease contract termination costs.

Provision for employee contract termination benefits relates mainly to the reduction of approximately 105 jobs and comprises only personnel costs. The provision for employee contract termination benefits was fully utilized in 2009.

Provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be utilized by 2017.

ASML ANNUAL REPORT 2009

The restructuring in 2008 resulted in cost savings of EUR 9.2 million in 2009, consisting of a EUR 2.7 million decrease in rental expenses and EUR 6.5 million decrease in employee expenses. The actual savings are in line with the savings that the Company anticipated at the end of 2008. These actions resulted in an approximately similar positive effect on cash flows from operating activities.

14. Long-term debt
The Company’s obligations to make principal repayments under the Eurobond and other borrowing arrangements as of December 31, 2009, for the next five years and thereafter and excluding interest expense, are as follows:

(in thousands)	EUR
2010	14
2011	—
2012	—
2013	—
2014	—
Thereafter	600,000

Total	600,014
Less: current portion of long-term debt	14

Non-current portion of long-term debt	600,000

Eurobond
The following table summarizes the carrying amount of the Company’s outstanding Eurobond, including fair value of interest rate swaps used to hedge the change in the fair value of the Eurobond:

As of December 31	2008	2009
(in thousands)	EUR	EUR
5.75 percent Eurobond
Principal amount	600,000	600,000
Fair value interest rate swaps[1]	47,050	63,088

Total	647,050	663,088

1	The fair value of the interest rate swaps excludes accrued interest.

In June 2007, ASML completed an offering of EUR 600 million principal amount of its 5.75 percent notes due 2017, with interest payable annually on June 13 of each year. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017.

The Eurobond serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the market value of fixed loan coupons payable on the Company’s Eurobond due to changes in market interest rates; the fair value changes of the interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current and non-current assets). Therefore, the carrying amount is only adjusted for fair value changes in interest rate swaps. The following table summarizes estimated fair value of ASML’s Eurobond:

		2008			2009
	Principal	Carrying		Principal	Carrying
As of December 31	Amount	Amount	Fair Value	Amount	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
5.75 percent Eurobond	600,000	647,050	345,585	600,000	663,088	599,232

(Source: Bloomberg Finance LP)

The fair value of the Company’s Eurobond is estimated based on the quoted market prices as of December 31, 2009. The fair value of the Eurobond is lower than the principal amount as a result of an increased implied credit spread.

ASML ANNUAL REPORT 2009

Lines of credit
As of December 31, 2009, the Company has available credit facilities for a total amount of EUR 700 million (2008: EUR 500 million). The EUR 700 million of available credit facilities consist of two separate facilities: a EUR 500 million credit facility and a EUR 200 million loan facility. The EUR 500 million credit facility, which will expire in May 2012, contains a covenant that requires the Company to maintain a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with the covenant at the end of 2009 and 2008. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that is dependent on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2009 and 2008.

The EUR 200 million loan facility is related to the Company’s EUV investment efforts and was entered into in 2009 with the European Investment Bank. This loan can be drawn in tranches up until October 2010. It is repayable in annual installments four years after drawdown, with a final repayment seven years after drawdown. This facility contains a covenant that restricts the maximum indebtedness. ASML was in compliance with the covenant at the end of 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility at the end of 2009.

15. Commitments, contingencies and guarantees
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed.

Lease Commitments and Variable Interests
The Company leases equipment and buildings under various operating leases. Operating leases are charged to expense on a straight-line basis. See the Tabular Disclosure of Contractual Obligations below.

In December 2003, the FASB issued ASC 810, “Consolidation of Variable Interest Entities”. Under ASC 810, an enterprise must consolidate a variable interest entity if that enterprise has a variable interest (or a combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.

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

ASML believes that it holds a variable interest in this entity and that the entity is a variable interest entity (“VIE”) because it is subject to consolidation in accordance with the provisions of ASC 810-10-15-14. The total equity investment at risk is approximately 3.6 percent of the lessor’s total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders.

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

ASML’s maximum exposure to the lessor’s expected losses is estimated to be approximately EUR 5.4 million. The resulting lease obligation is included in the line Operational Lease Obligations; refer to the table “Tabular Disclosure of Contractual Obligations” below.

ASML ANNUAL REPORT 2009

Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations as of December 31, 2009 can be summarized as follows:

		Less than	1-3	3-5	After 5
Payments due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Long Term Debt Obligations, including interest expenses[1]	939,102	34,514	69,000	69,000	766,588
Operating Lease Obligations	130,374	33,077	43,150	27,912	26,235
Purchase Obligations	1,431,247	1,388,902	40,985	788	572
Unrecognized Tax Benefits	133,270	8,535	41,544	35,699	47,492

Total Contractual Obligations	2,633,993	1,465,028	194,679	133,399	840,887

1	See Note 14 to the consolidated financial statements for the amounts excluding interest expense.

Long-term debt obligations relate to interest payments and the redemption of the principal amount of the Eurobond. See Note 14 to the consolidated financial statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 46 million, EUR 43 million and EUR 39 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Several operating leases for the Company’s buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2009 can be summarized as follows:

		Less than	1-3	3-5	After 5
Purchase options due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	55,736	—	8,250	8,999	38,487

Purchase obligations include purchase commitments with vendors in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. If not, the general terms and conditions of the agreements relating to the major part of the Company’s purchase commitments as of December 31, 2009 contain clauses that enable ASML to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that ASML has agreed with its supply chain partners give ASML additional flexibility to adapt its purchase obligations to its requirements in light of the inherent cyclicality of the industry in which the Company operates. The Company establishes a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

Unrecognized tax benefits relate to a liability for uncertain tax positions. See Note 18 to the consolidated financial statements.

16. Employee benefits

Deferred compensation plans
In February 1997, SVG (a company that merged with ASML in May 2001) adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and directors fees. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5.0 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120 percent of the average Moody’s corporate bond rate. For calendar years 2007, 2008 and 2009, participants’ accounts were credited at 7.16 percent, 7.34 percent and 9.07 percent respectively. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2007, 2008 and 2009, the expense incurred under this plan was EUR 0.1 million, EUR 0.2 million and 0.2 million, respectively. As of December 31, 2008 and 2009 the Company’s liability under the deferred compensation plan was EUR 2 million and EUR 2 million respectively.

ASML ANNUAL REPORT 2009

In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor plan expenses in 2007, 2008 and 2009. On December 31, 2008 and 2009, the Company’s liability under the deferred compensation plan was EUR 5 million and EUR 7 million, respectively.

Pension plans
ASML maintains various pension plans covering substantially all of its employees. The Company’s approximately 3,600 payroll employees in FTEs in the Netherlands participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan spans approximately 1,250 companies and 156,000 contributing members. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Netherlands governmental authorities. By law (the Netherlands Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 100 percent for the total plan. Every company participating in a Netherlands multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment.

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

The coverage ratio of the multi-employer plan increased to 100 percent as of November 30, 2009 (November 30, 2008: 91 percent). For 2010, the pension premium will not increase. The current premium level, which is 23 percent of the total pensionable salaries, is the maximum premium determined in the articles of association of the Pension Company. The coverage ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is based on actual market interest.

ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant fiscal period.

The Company’s pension costs for all employees for the three years ended December 31, 2009 were:

Year ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR
Pension plan based on multi-employer union plan	26,485	30,579	30,930
Pension plans based on defined contribution	6,993	8,466	8,895

Total	33,478	39,045	39,825

Bonus plan
ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on the actual performance on corporate, departmental and personal targets. The bonus for members of senior management can range between 0 percent and 40 percent, or 0 percent and 70 percent of their annual salaries, depending upon their seniority. The performance targets for 2009 are set per half year. The bonus of the first half of 2009 has been paid in the second half of 2009, partly in shares and partly in cash. The bonus of the second half is accrued for in the consolidated balance sheets as of December 31, 2009 and is expected to be paid in the first quarter of 2010. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR
Bonus expenses	8,934	7,756	9,167

ASML ANNUAL REPORT 2009

ASML has a retention bonus plan for employees and executives of Brion including three retention bonuses. The first retention bonus was conditional on the first year of employment after the acquisition date and was paid in March 2008. The second retention bonus is conditional on the second year of employment after the acquisition date and was paid in March 2009. The third retention bonus is conditional on the third year of employment after the acquisition date and is payable in March 2010. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR
Bonus expenses	5,335	5,031	5,222

Profit-sharing plan
ASML has a profit-sharing plan covering all employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2007, 2008 and 2009 was 14 percent, 6 percent and 0 percent, respectively.

Share-based payments
ASML has adopted various share-based payment plans for its employees, which are described below. The total gross amount of recognized expenses associated with share- based payments was EUR 16.5 million in 2007, EUR 13.5 million in 2008 and EUR 13.4 million in 2009.

Total compensation expenses related to non-vested awards to be recognized in future periods amount to EUR 15.4 million as per December 31, 2009 (2008: EUR 17.5 million; 2007: EUR 26.2 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.2 years (2008: 1.5 years; 2007: 1.4 years).

Stock option transactions are summarized as follows:

		Weighted average
	Number of	exercise price per
	options	share (EUR)
Outstanding, January 1, 2007	23,423,350	23.40
Granted	1,438,100	8.59
Exercised	(4,345,322)	15.29
Forfeited	(172,560)	13.33
Expired	(5,293,469)	33.40

Outstanding, December 31, 2007	15,050,099	20.89
Granted	990,526	14.38
Exercised	(1,119,426)	12.03
Forfeited	(984,832)	11.99
Expired	(2,008,620)	17.02

Outstanding, December 31, 2008	11,927,747	22.53
Granted	65,300	19.39
Exercised	(1,014,287)	10.73
Forfeited	(162,313)	14.93
Expired	—	—
Transfer to/from Board of Management[1]	79,536	23.40

Outstanding, December 31, 2009	10,895,983	23.74
Exercisable, December 31, 2009	9,688,912	24.81
Exercisable, December 31, 2008	9,731,391	24.29
Exercisable, December 31, 2007	10,696,587	24.37

1	In 2009, as a result of a change in the Board of Management stock options were transferred between employee benefits and Board of Management remuneration.

The estimated weighted average fair value of options granted during 2007, 2008 and 2009 was EUR 12.95, EUR 6.56 and EUR 8.75, respectively, on the date of grant.

ASML ANNUAL REPORT 2009

The weighted average share price at the date of exercise for stock options was EUR 20.31 (2008: EUR 17.91; 2007: EUR 23.46).

Details with respect to the outstanding stock options are set out in the following table:

	Number		Weighted average	Weighted average
	outstanding	Number exercisable	remaining	exercise price of
Range of exercise	December 31,	December 31,	contractual life	outstanding options
prices (EUR)	2009	2009	(years)	(EUR)
0.15 - 7.94	622,674	569,468	0.34	1.56
8.17 - 12.62	4,465,707	3,901,134	5.19	11.42
12.75 - 19.13	1,652,408	1,403,235	6.30	17.21
19.45 - 29.18	564,264	224,145	8.02	23.30
29.65 - 44.48	21,000	21,000	2.07	36.89
45.02 - 67.53	3,569,930	3,569,930	2.07	46.02

Total	10,895,983	9,688,912	4.51	23.74

Details with respect to stock options and stock are set out in the following table:

As of December 31
(in thousands, except for contractual term)	2007	2008	2009
Aggregate intrinsic value of stock options exercised (EUR)	33,273	5,894	10,140
Total fair value at vesting date of shares vested during the year (EUR)	127	4,288	8,465
Aggregate remaining contractual term of currently exercisable options (years)	3.72	4.83	4.03
Aggregate intrinsic value of exercisable stock options (EUR)	—	—	—
Aggregate intrinsic value of outstanding stock options (EUR)	—	—	7,398

Stock transactions are summarized as follows:

							Conditionally
		Conditionally	Number of				outstanding
		outstanding stock	conditionally	Stock			stock at	End of
		at January 1,	stock	price	Forfeited/		December 31,	vesting
Share plan	Year	2009	granted	(EUR)	expired	Vested	2009	period
Employee plan	2007	45,151	—	24.26	(1,385)	—	43,766	19-10-2010
Brion stock plan	2007	221,349	—	17.50	—	(110,675)	110,674	07-03-2010
Brion performance stock plan	2007	81,490	—	23.12	—	(40,822)	40,668	31-12-2010
New hire performance stock plan	2007	24,546	—	22.00	—	—	24,546	31-12-2010
Senior management plan[1]	2007	69,074	—	17.80	(35,101)	—	33,973	19-10-2010
Employee plan	2008	35,761	—	14.87	(719)	—	35,042	18-07-2011
Brion performance stock plan	2008	200,032	—	12.95	—	(67,376)	132,656	31-12-2011
New hire performance stock plan	2008	39,408	—	14.83	—	—	39,408	31-12-2010
Senior management plan	2008	—	88,072	13.05	—	—	88,072	18-07-2011
Employee plan	2009	—	93,050	19.85	—	—	93,050	16-10-2012

Total		716,811	181,122		(37,205)	(218,873)	641,855

1	In 2009, as a result of a change in the Board of Management stock was transferred between employee benefits and Board of Management remuneration.

The Company has adopted various stock (option) plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options and maximum number of shares that can be granted in that year. The determination is subject to the approval of the Supervisory Board of the Company. Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the applicable grant dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant date.

ASML ANNUAL REPORT 2009

The fair value of the stock options is determined using a Black-Scholes option valuation model.

The Black-Scholes option valuation of the fair value of the Company’s stock options is based on the following assumptions:

As of December 31	2007	2008	2009
Weighted average share price (in EUR)	24.0	12.5	16.7
Volatility (in percentage)	29.0	54.5	51.7
Expected life (in years)	4.9	4.9	4.6
Risk free interest rate	4.4	4.4	3.2
Expected dividend yield (in EUR)	—	1.15	1.06
Forfeiture rate[1]	—	—	—

1	As of the three years ended December 31, 2009 forfeitures are estimated to be nil.

When establishing the expected life assumption the Company annually takes into account the contractual terms of the options as well as historical employee exercise behavior.

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

The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used see the disclosure above under the caption “Stock Option Plans”.

Senior management plan
The senior management plan consists of two parts, both including a half year performance condition based on a targeted Return On Average Invested Capital (“ROAIC”) and a three-year service condition. ROAIC is determined by dividing the average income (loss) from operations less provision for (benefit from) income taxes by the average invested capital. The average invested capital is determined by total assets less cash and cash equivalents, less current liabilities.

Stock and stock options are granted two times per year under the senior management plan. Stock options granted under the senior management plan have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the date the plan was communicated to senior management (announcement date). The fair value of stock is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the announcement date. The announcement date may differ from the grant date for reason of later approval and mutual understanding of the performance condition. Granted awards generally vest over a two to three-year period with any unexercised stock options expiring ten years after the announcement date.

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

New hire performance stock plan
Some new hires are eligible to conditional performance stock awards, under the conditions set out in the general terms and conditions. The maximum number of performance stock will be determined on the day of conditional grant and will be based upon the market fair value of an ASML share per that day. The ultimately awarded number of shares of performance stock will be determined on yearly targets over a three-year period of achievement. These targets are financial parameters relating to ROAIC parameters of a benchmark group.

Brion share-based payment plans
In March, 2007 ASML acquired Brion. As part of a retention package employees and executives of Brion have been granted stock awards, performance stock awards and the Brion stock options outstanding at the acquisition date have been converted to ASML stock options.

ASML ANNUAL REPORT 2009

Brion stock plan
The Brion stock plan includes a three-year service condition. The fair value of the stock is determined based on the closing price of the Company’s ordinary shares on the NASDAQ on the grant date. Granted awards generally vest over a three-year period.

Brion performance stock plan
The performance stock awards are conditional on the executive completing a three to four-year requisite service period and on achievement of the performance conditions. The performance target is based on multiple metrics, each with its own weight. The fair value of the stock is determined based on the closing price of the Company’s ordinary shares on the NASDAQ on the grant date.

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

Stock Option Extension Plans and Financing
In 2002, employees were offered an extension of the option period for options granted in 2000. As a result the option period was extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan still exceeded ASML’s stock price on the modification date. As a result, these stock option extensions did not result in recognition of any compensation expense in accordance with ASC 718.

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

In 2006, the Company launched a stock option plan for Netherlands employees holding stock options granted in 2000 (option “A”), which expire in 2012. In this plan the Company granted options (option “B”) which only become effective after option “A” expires unexercised in 2012. The virtual employee loan in conjunction with option “A” will then be transferred to option “B” and consequentially gets the status of a perpetual loan. In total 932 employees chose to join this plan. Under the plan ASML granted 1,515,643 stock options and recognized additional compensation expenses of EUR 0.8 million for the year ended December 31, 2006.

Policy for issuing shares upon exercise
Until 2006, ASML issued new shares to satisfy the option rights of option holders upon exercise. In 2007, both new shares as well as repurchased shares were used to satisfy the option rights upon exercise. In 2008 and 2009, only repurchased shares were used to satisfy the option rights upon exercise.

17. Legal contingencies
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

From 2001 through late 2004, the Company was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a cross-license of patents related to lithography

ASML ANNUAL REPORT 2009

equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007.

18. Income taxes
The components of income (loss) before income taxes are as follows:

Year Ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR
Netherlands	461,682	141,418	(269,374)
Non-Netherlands	386,471	168,226	97,824

Total	848,153	309,644	(171,550)

In addition to the income tax benefit recognized in the consolidated statements of operations, income tax benefits of EUR 1.1 million have been recognized in equity in the year 2009 related to share-based payment plans and derivative financial instruments (2008: EUR 18.2 million benefit; 2007: EUR 4.5 million benefit).

The Netherlands statutory tax rate amounted to 25.5 percent in 2009, 2008 and 2007. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation between the (provision for) benefit from income taxes shown in the consolidated statements of operations, based on the effective tax rate, and expense based on the Netherlands tax rate, is as follows:

Year Ended December 31	2007		2008		2009
(in thousands)	EUR	%	EUR	%	EUR	%
Income (loss) from operations before income taxes	848,153	100.0	309,644	100.0	(171,550)	100.0
Income tax (expense) benefit based on Netherlands rate	(216,279)	25.5	(78,959)	25.5	43,745	25.5
Change in statutory tax rate	6	—	—	—	—	—
Different tax rates	16,538	(1.9)	26,764	(8.6)	18,482	10.8
Other credits and non-taxable items	22,583	(2.7)	64,921	(21.0)	(41,602)	(24.3)

(Provision for) benefit from income taxes shown in the consolidated statements of operations	(177,152)	20.9	12,726	(4.1)	20,625	12.0

Income tax (expense) benefit based on Netherlands rate reflects the tax (expense) benefit that would have been applicable if all of the Company’s income (loss) was derived from its Netherlands operations and there were no permanent book tax differences.

A portion of ASML’s results are realized in countries other than the Netherlands where different tax rates are applicable. Different tax rates mainly reflect the adjustment necessary to give effect to the different tax rates applicable in these non-Netherlands jurisdictions.

Other credits and non-taxable items reflect the impact on statutory rates of permanent non-deductible and non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of (the reversal of) various tax credits on the Company’s provision for income taxes.

The effective tax rate was 12.0 percent of loss before taxes in 2009, compared to -4.1 percent of income before taxes in 2008 (2007; 20.9 percent of income before taxes). In 2008, ASML recognized tax income of approximately EUR 70 million or approximately 22 percent of income before tax attributable to three main items on which the Company reached agreement with the Netherlands tax authorities. These items were the treatment of taxable income related to ASML’s patent portfolio (application of the “Royalty Box”) in 2007, the valuation of intellectual property rights acquired in the past against historical exchange rates, and the treatment of taxable income related to a temporarily depreciated investment in ASML’s United States subsidiary, all of which had a favorable impact on the effective tax rate for 2008.

In 2009, ASML recognized tax expense including interest of approximately EUR 43 million or approximately 25 percent of loss before taxes attributable to the reversal of the 2007 Royalty Box benefit which had an unfavorable impact on the effective tax rate for 2009. In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of

ASML ANNUAL REPORT 2009

2007 as management expects that a clean start of the Innovation Box (which under Netherlands law replaces the Royalty Box as of January 1, 2010) in 2010 will result in a higher cumulative benefit for ASML.

The benefit from (provision for) income taxes consists of the following:

Year Ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR
Current
Netherlands	(96,751)	45,165	7,886
Non-Netherlands	(86,962)	(16,502)	(21,426)
Deferred
Netherlands	9,213	(15,614)	41,196
Non-Netherlands	(2,652)	(323)	(7,031)

Total	(177,152)	12,726	20,625

The deferred tax position and liability for unrecognized tax benefits recorded on the balance sheet are as follows:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Deferred tax position	134,268	194,486
Liability for unrecognized tax benefits	(124,202)	(133,270)

Total	10,066	61,216

The calculation of the Company’s liability for unrecognized tax benefits involves uncertainties in the application of complex tax laws. The Company’s estimate for the potential outcome of any uncertain tax issue is highly judgmental. The Company believes that it has adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with its expectations could have a material impact on its consolidated financial statements.

On January 1, 2007 the Company adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes” after codification included in ASC 740. Consistent with the provisions of ASC 740, as of December 31, 2009, ASML classified EUR 133.3 million (2008: EUR 124.2 million) of the liability for unrecognized tax benefits as non-current liabilities because payment of cash was uncertain within one year. These non-current income tax liabilities are recorded in deferred and other tax liabilities in the consolidated balance sheets. The total liability for unrecognized tax benefits, if recognized, would have a favorable effect on the Company’s effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the (provision for) benefit from income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheets of December 31, 2009 amounted to EUR 28.5 million (2008: EUR 23.6 million). Accrued interest and penalties recorded in the consolidated statements of operations of 2009 amounted to EUR 4.9 million (2008: EUR 2.1 million; 2007: EUR 21.5 million) and are included under (provision for) benefit from income taxes.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

	2008	2009
(In millions)	EUR	EUR
Balance, January 1	110.3	124.2
Gross increases – tax positions in prior period	13.0	6.4
Gross decreases – tax positions in prior period	(6.5)	(1.8)
Gross increases – tax positions in current period	15.2	10.6
Settlements	(5.0)	(4.3)
Lapse of statute of limitations	(2.8)	(1.8)

Balance, December 31	124.2	133.3

ASML ANNUAL REPORT 2009

For the year ended December 31, 2009, there were no material changes related to the liability for unrecognized tax benefits that impacted the Company’s effective tax rate.

The Company estimates that the total liability for unrecognized tax benefits will decrease by EUR 8.5 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements and expiration of statute of limitations.

The deferred tax position is classified in the consolidated financial statements as follows:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Deferred tax assets — short term	71,780	119,404
Deferred tax assets — long-term	148,133	133,263
Deferred tax liabilities — short term	(148)	(3,047)
Deferred tax liabilities — long-term	(85,497)	(55,134)

Total	134,268	194,486

Short-term deferred tax assets increased as a result of the current loss situation of the Company in certain tax jurisdictions, as these losses are expected to be offset by future profits. Long-term deferred tax assets decreased as a result of a decrease in R&D costs which are tax deductible in future years. Long-term deferred tax liabilities decreased, because part of the tax refund relating to a temporarily depreciated investment was partly repaid in 2009.

The deferred tax position in the consolidated financial statements is as follows:

As of December 31	2008	2009
(in thousands)	EUR	EUR
Tax effect carry-forward losses	57,832	107,060
Bilateral Advance Pricing Agreement	20,856	14,390
Research and Development Costs	43,522	21,982
Inventories and work-in-progress	33,298	30,515
Restructuring and impairment	12,840	8,004
Temporary depreciation investments	(72,587)	(36,293)
Other temporary differences	38,507	48,828

Total	134,268	194,486

Deferred tax assets from carry-forward losses result predominantly from net operating loss carry-forwards incurred in the Netherlands and the United States.

Net operating losses qualified as tax losses under Netherlands tax laws incurred by Netherlands subsidiaries can in general be offset against future profits realized in the nine years following the year in which the losses are incurred, and can be offset with profits of (carried back to) the year prior to the loss year. Certain specific 2009 losses incurred by Netherlands ASML entities related to the financial and economic crisis can be carried back partly — for a limited amount of EUR 10 million per year — to two additional prior years 2006 and 2007 at the expense of three future offset years. These carry-back losses are reflected in the Company’s current tax assets as of December 31, 2009. The total amount of losses carried forward under Netherlands tax laws as of December 31, 2009 is EUR 188.9 million tax basis or EUR 48.2 million tax effect. Management believes that all qualified tax losses will be offset by future taxable income before the Company’s ability to utilize those losses expires.

Net operating losses qualified as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to carry forward its United States federal tax losses in existence at December 31, 2009 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. The Company’s ability to carry forward United States state tax losses in existence at December 31, 2009 will expire in the period 2010 through 2023. The total amount of losses carried forward under United States federal tax laws as of

ASML ANNUAL REPORT 2009

December 31, 2009 is EUR 147.5 million tax basis or EUR 58.9 million tax effect. Management believes that all qualified tax losses will be offset by future taxable income before the Company’s ability to utilize those losses expires. This analysis takes into account the Company’s projected future taxable income from operations and possible tax planning alternatives available to the Company.

The deferred tax assets for R&D costs relate to costs which are tax deductible in future years.

The deferred tax assets for inventories relate to temporary differences on timing of allowance for obsolete inventory in the United States. Temporary differences on timing of allowance for obsolete inventory result from tax laws that defer deduction for an allowance for obsolete inventory until the moment the related inventory is actually disposed of or scrapped, rather than when the allowance is recorded for accounting purposes. The deferred tax assets related to work-in-progress relate to a 2007 tax law change in The Netherlands requiring accelerated profit recognition on work-in-process.

The deferred tax assets for restructuring and impairment relate to costs that are tax deductible in future years.

Pursuant to Netherlands tax laws, the Company has temporarily depreciated part of its investment in its United States group companies in the period 2001 through 2005. This depreciation has been deducted from the taxable base in the Netherlands, which resulted in temporary (cash) tax refunds in prior years. This tax refund will be repaid in the period 2006 through 2010 in five equal installments. As of December 31, 2009, this repayment obligation amounted to EUR 36.3 million, which is recorded as a long-term deferred tax liability in the Company’s consolidated financial statements.

The Company is subject to tax audits in its major tax jurisdictions for years as from 2007 for the Netherlands, for years as from 2004 for Hong Kong and for years as from 2001 for the United States. During such audits, local tax authorities may challenge the positions taken by the Company.

19. Segment disclosure
Segment information has been prepared in accordance with ASC 280, “Segment Reporting” (ASC 280).

ASML operates in one reportable segment for the development, manufacturing, marketing and servicing of lithography equipment. In accordance with ASC 280, ASML’s Chief Executive Officer has been identified as the chief operating decision-maker, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company.

Management reporting includes net system sales figures of new and used systems. Net sales for new and used systems were as follows:

Year Ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR
New systems	3,254,198	2,346,337	993,260
Used systems	97,083	170,425	181,598

Total net system sales	3,351,281	2,516,762	1,174,858

ASML ANNUAL REPORT 2009

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which these assets are located. Net sales and identifiable assets (total assets excluding goodwill and other intangible assets) by geographic region were as follows:

Year Ended December 31	Net sales	Identifiable assets
(in thousands)	EUR	EUR
2007
Japan	270,068	39,666
Korea	1,019,733	21,888
Singapore	204,673	4,989
Taiwan	794,113	53,534
Rest of Asia	283,076	824,524
Europe	344,013	2,602,672
United States	852,509	359,389

Total	3,768,185	3,906,662

2008
Japan	437,202	239,746
Korea	909,941	12,204
Singapore	72,245	5,174
Taiwan	361,808	62,509
Rest of Asia	252,713	374,285
Europe	280,040	2,750,007
United States	639,729	337,324

Total	2,953,678	3,781,249

2009
Japan	41,075	103,399
Korea	377,677	24,931
Singapore	155,825	7,987
Taiwan	440,222	63,502
Rest of Asia	144,004	398,959
Europe	68,652	2,572,665
United States	368,608	406,464

Total	1,596,063	3,577,907

In 2009, sales to the largest customer accounted for EUR 349 million or 21.9 percent of net sales (2008: EUR 754 million or 25.5 percent of net sales; 2007: EUR 818 million or 21.7 percent of net sales). ASML’s three largest customers (based on net sales) accounted for 44.0 percent of accounts receivable at December 31, 2009, 42.2 percent of accounts receivable at December 31, 2008, and 40.1 percent of accounts receivable at December 31, 2007.

Substantially all of ASML’s sales were export sales in 2007, 2008 and 2009.

20. Board of Management and Supervisory Board remuneration
The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee, in cooperation with the Audit Committee and the Technology & Strategy Committee of the Supervisory Board. The 2008 remuneration policy was adopted by the General Meeting of Shareholders on April 3, 2008. ASML’s aim with the remuneration policy is to continue to attract, reward and retain qualified industry professionals in an international labor market. The remuneration structure and levels are determined by referencing to the median level of the appropriate top executive pay market practices by benchmarking positions. The total remuneration consists of base salary and benefits, short-term performance cash bonus and short-term performance stock options and long-term performance stock.

ASML ANNUAL REPORT 2009

Base salary, benefits and short-term performance cash bonus
The remuneration of the members of the Board of Management was as follows:

	2007	2008		2009
Year Ended December 31	EUR	EUR		EUR
Salaries	2,010,000	2,073,000		2,106,333
Bonuses	940,781	988,236	[1]	1,303,821	[2]
Pension cost	221,958	249,072		253,683
Other benefits[3]	245,968	266,625		269,617

Total	3,418,707	3,576,933		3,933,454

1	The bonuses relate for an amount of EUR 629,255 to the first half of 2008 and for an amount of EUR 358,981 for the second half of 2008, which was partly paid in cash, partly in shares.
2	As a response to the financial and economic crisis in 2009, the Company decided to postpone the Board of Management’s payment of the 2009 cash bonus (variable pay). Payment will be postponed until the cumulative income from operations after two consecutive quarters, after December 31, 2009, is at least EUR 100 million.
3	Other benefits include housing costs, company car costs, social security costs, health and disability insurance costs and representation allowances.

The 2009 remuneration of the individual members of the Board of Management was as follows:

		Cash bonus to
		be paid in	Other
	Base Salary	future years[1]	benefits[2]	Total
	EUR	EUR	EUR	EUR
E. Meurice	735,000	507,150	141,377	1,383,527
P.T.F.M. Wennink	455,000	251,160	44,886	751,046
M.A. van den Brink	483,000	266,616	44,992	794,608
F.J. van Hout	400,000	220,800	35,199	655,999
F. Schneider-Maunoury[3]	33,333	58,095	3,163	94,591

1	As a response to the financial and economic crisis in 2009, the Company decided to postpone the Board of Management’s payment of the 2009 cash bonus (variable pay). Payment will be postponed until the cumulative income from operations after two consecutive quarters, after December 31, 2009, is at least EUR 100 million.
2	Other benefits include housing costs, company car costs, social security costs, health and disability insurance costs and representation allowances.
3	Base salary and other benefits relate to December 2009. Mr. Schneider-Maunoury’s base salary for a full year amounts to EUR 400,000. Mr. Schneider-Maunoury’s appointment to ASML’s Board of Management is subject to notification of the General Meeting of Shareholders, scheduled to be held on March 24, 2010.

Under the 2008 Remuneration Policy, the annual short-term performance bonus ranges between 0 and 75 percent of base salary for the chairman of the Board of Management and between 0 and 60 percent of base salary for the other members of the Board of Management. Under this plan the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets include targets related to market, financial, operational and technology, as well as qualitative performance targets based on agreed key objectives. As a result of the economic and financial crisis and the accompanying downturn in demand for the Company’s products, the performance parameters for 2009 were adjusted in order to reflect the specific challenges of the downturn.

The 2009 vested pension benefits1 of individual members of the Board of Management were as follows:

2009
EUR
E. Meurice	91,950
P.T.F.M. Wennink	56,317
M.A. van den Brink	59,880
F.J. van Hout	40,800
F. Schneider-Manoury[2]	4,736

1	Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution.
2	Pension benefits relate to December 2009. Mr. Schneider-Maunoury’s appointment to ASML’s Board of Management is subject to notification of the General Meeting of Shareholders, scheduled to be held on March 24, 2010.

ASML ANNUAL REPORT 2009

Performance Stock Options
Members of the Board of Management are eligible for a maximum performance stock option grant, under the conditions of the 2008 Remuneration Policy, with a value equal to 50 percent of their base salary (whereas the value at target performance equals 25 percent of their base salary). In 2008 the Supervisory Board decided that the maximum number of performance stock options to be granted conditionally in 2009 would be equal to the maximum number of stock options determined for 2008. The ultimately awarded number of performance stock options is calculated semi-annually upon achievement of the target for the first and second half of 2009. Based on the Black-Scholes option valuation model, the fair value of the options granted in 2008 and 2009 was EUR 5.66 and EUR 5.73, respectively. The compensation expenses recorded in the consolidated statements of operations for the year ended December 31, 2009 amount to EUR 1.4 million (2008: EUR 0.9 million and 2007: EUR 1.8 million).

The actual numbers of performance stock options which were awarded in 2009 and will be awarded in 2010 are as follows:

	Actual number of performance stock	Maximum number of performance stock
	options which were awarded in 2009	options which will be awarded in 2010
	for 2008 actual achievement	for 2009 actual achievement[1]
E. Meurice	42,448	84,895
P.T.F.M. Wennink	26,277	52,554
M.A. van den Brink	27,894	55,788
F.J. van Hout	—	46,201

1	The numbers are based on a latest estimate. The actual numbers of performance stock options will be determined by the remuneration committee in February 2010.

Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set out below:

						Share price
	Jan. 1,	Exercised	Expired	Dec. 31,	Exercise	on exercise	Expiration
	2009	during 2009	during 2009	2009	price	date	date
E. Meurice	125,000	—	—	125,000	10.62	—	15-10-2014
	12,500	—	—	12,500	11.52	—	21-01-2015
	57,770	—	—	57,770	11.53	—	19-01-2015
	88,371	—	—	88,371	17.90	—	18-01-2016
	95,146	—	—	95,146	20.39	—	17-01-2017
	42,448	—	—	42,448	17.20	—	04-02-2018

P.T.F.M. Wennink	31,500	—	—	31,500	58.00	—	20-01-2012
	32,379	—	—	32,379	11.53	—	19-01-2015
	56,236	—	—	56,236	17.90	—	18-01-2016
	58,964	—	—	58,964	20.39	—	17-01-2017
	26,277	—	—	26,277	17.20	—	04-02-2018

M.A. van den Brink	31,500	—	—	31,500	58.00	—	20-01-2012
	40,473	40,473	—	—	11.53	17.90	19-01-2015
	59,098	—	—	59,098	17.90	—	18-01-2016
	61,644	—	—	61,644	20.39	—	17-01-2017
	27,894	—	—	27,894	17.20	—	04-02-2018

F.J. van Hout	4,100	—	—	4,100	7.88	—	20-01-2013
	16,365	—	—	16,365	10.11	—	18-07-2013
	10,000	—	—	10,000	17.34	—	19-01-2014
	20,000	—	—	20,000	12.02	—	16-07-2014
	9,000	—	—	9,000	11.56	—	15-04-2015
	14,000	—	—	14,000	17.90	—	20-10-2016
	1,388	—	—	1,388	24.26	—	19-10-2017
	8,000	—	—	8,000	14.87	—	18-07-2018
	3,987	—	—	3,987	11.43	—	17-10-2018

ASML ANNUAL REPORT 2009

Performance Stock
Members of the Board of Management are eligible for a maximum performance stock award, under the conditions set out in the 2008 remuneration policy, with a value equal to a maximum of 96.25 percent of their base salary (whereas the value at target performance equals 55 percent of their base salary). In 2008 the Supervisory Board decided that the maximum number of performance stock to be granted conditionally in 2009, would be equal to the maximum number of stock determined for 2008. The ultimately awarded number of performance stock will be determined over a three-year period upon achievement of targets set in 2009 relating to the Company’s relative ROAIC position in the peer group. ASML accounts for this stock award performance plan as a variable plan. The fair value of the stock granted in 2007, 2008 and 2009 was EUR 20.39, EUR 17.20 and EUR 13.05, respectively. The compensation expenses recorded in the consolidated statements of operations for the year ended December 31, 2009 amount to EUR 2.5 million (2008: EUR 3.3 million and 2007: EUR 3.3 million).

The maximum number of performance stock which can be awarded in relation to performance targets are as follows:

	Actual number of	Maximum number of	Maximum number of	Maximum number of
	performance stock	performance stock	performance stock	performance stock
	granted in 2006	granted in 2007 to be	granted in 2008 to be	granted in 2009 to be
	awarded in 2009	awarded in 2010[1]	awarded in 2011	awarded in 2012
E. Meurice	72,136	66,338	57,002	57,002
P.T.F.M. Wennink	45,905	41,111	35,287	35,287
M.A. van den Brink	48,241	42,980	37,458	37,458
F.J. van Hout[2]	—	1,667	4,000	31,021

1	The actual number of performance stock will be determined by the RemunerationCommittee in the first half of 2010.
2	The 2007 and 2008 grants relate to services provided by Mr. van Hout prior to his appointment as a member of the Board of Management

Benefits upon termination of employment
The employment agreements with Mr. P. Wennink and Mr. M. van den Brink do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments will be according to applicable law.

The employment agreements with Mr. E. Meurice, Mr. F. van Hout and Mr. F. Schneider-Maunoury contain specific provisions regarding benefits upon termination of their employment. If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of either Mr. E. Meurice, Mr. F. van Hout or Mr. F. Schneider-Maunoury, a severance payment equal to one year base salary will be paid upon the effective date of termination. This severance payment will also be paid in case either Mr. E. Meurice, Mr. F. van Hout or Mr. F. Schneider-Maunoury gives notice of termination of the employment agreement in connection with a substantial difference of opinion between him and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Furthermore, Mr. E. Meurice, Mr. F. van Hout and Mr. F. Schneider-Maunoury would also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if either person gives notice of termination, that is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

Supervisory Board
The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. The annual remuneration is paid in quarterly installments starting after the annual General Meeting of Shareholders.

The general meeting of shareholders is the body that determines the remuneration package for Supervisory Board members. At ASML’s annual General Meeting of Shareholders held on March 28, 2007, ASML’s shareholders adopted the following remuneration package: each European Supervisory Board member receives EUR 40,000 with the Chairman receiving EUR 55,000. Each non-European Supervisory Board member receives EUR 70,000. Additionally, members of the Audit Committee are paid EUR 10,000 for their membership, with the Chairman of the Audit Committee receiving EUR 15,000 for his chairmanship. The members of the other Committees are paid EUR 7,500 per Committee membership, with the Chairmen receiving EUR 10,000 per Committee chairmanship. To compensate for certain obligations ASML has towards the US government as a result of the merger with SVG in 2001, and which obligations this member needs to fulfill, one US member receives an additional EUR 10,000.

ASML ANNUAL REPORT 2009

During 2008 and 2009, ASML paid the following amounts to the individual members of the Supervisory Board:

	2008	2009
Year ended December 31	EUR	EUR
OB Bilous	95,000	95,000
J.A. Dekker[1]	60,000	15,000
J.W.B. Westerburgen	60,000	60,000
F.W. Fröhlich	55,000	55,000
A.P.M. van der Poel	80,000	80,000
H.C.J. van den Burg	47,500	47,500
W.T. Siegle	77,500	79,375
W. Ziebart[2]	—	43,125
P.F.M. van der Meer Mohr[2,3]	—	47,500

[1]	Membership ended March 26, 2009.
[2]	Membership started March 26, 2009.
[3]	The amount paid to Ms. P. van der Meer Mohr in 2009 consists of an amount paid to Ms. P. van der Meer Mohr as observer to the Supervisory Board prior to her appointment, and an amount for her membership of the Supervisory Board and Remuneration Committee.

In addition, a net cost allowance was paid to each Supervisory Board member in 2009, amounting to EUR 1,800 per year, and EUR 2,400 per year for the Chairman of the Supervisory Board.

In 2010, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in Euros):

2010
Year ended December 31	EUR
OB Bilous	95,000
H.C.J. van den Burg	47,500
F.W. Fröhlich	55,000
P.F.M. van der Meer Mohr	47,500
A.P.M. van der Poel	80,000
W.T. Siegle	80,000
J.W.B. Westerburgen	60,000
W. Ziebart	57,500

In addition, in 2010, ASML expects to pay a net cost allowance amounting to EUR 1,800 per year to each Supervisory Board member, and EUR 2,400 per year to the Chairman of the Supervisory Board.

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included.

21. Selected operating expenses and additional information
Personnel expenses for all payroll employees were:

Year ended December 31	2007	2008	2009
(in thousands)	EUR	EUR	EUR
Wages and salaries	469,214	477,374	436,817
Social security expenses	35,905	37,877	38,533
Pension and retirement expenses	33,478	39,045	39,825
Share-based payments	16,506	13,535	13,465

Total	555,103	567,831	528,640

ASML ANNUAL REPORT 2009

The average number of payroll employees in FTEs employed during 2007, 2008 and 2009 was 6,191, 6,840 and 6,624 respectively. The total number of payroll personnel employed in FTEs per sector was:

Year ended December 31	2007	2008	2009
Research and development	1,831	2,042	2,014
Goodsflow	1,699	1,936	1,749
Industrial engineering	—	—	269
Customer support	2,475	2,346	1,893
General	468	488	497
Sales	109	118	126

Total	6,582	6,930	6,548

As of December 31, 2007, 2008 and 2009, a total of 1,725, 1,329 and 1,137 temporary employees in FTEs, respectively, were employed in the Company’s operations.

In 2007, 2008 and 2009, a total of 3,112, 3,510 and 3,601 (on average) payroll employees in FTEs in the Company’s operations (excluding temporary employees), respectively, were employed in the Netherlands.

22. Research and development costs
R&D costs include credits for an amount of EUR 24.4 million, EUR 22.2 million and EUR 28.1 million during 2007, 2008 and 2009, respectively. R&D credits relate to world-wide (inter)governmental funding for certain strategic development programs.

23. Interest income and expense
Interest and similar income of EUR 42.8 million (2008: EUR 72.5 million and 2007: EUR 78.2 million) mainly relates to interest income on deposits, money market funds and on bank accounts, of which EUR 27.9 million (2008: EUR 12.9 million and 2007 EUR 9.3 million) relates to interest on cash pools which is reported on a gross basis in the consolidated statements of operations.

From an economic and legal perspective this EUR 27.9 million (2008: EUR 12.9 million and 2007: EUR 9.3 million) interest income nets off against the same amount of interest expense.

24. Vulnerability due to certain concentrations
ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, from time to time, the number of systems ASML has been able to produce has been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2009, ASML’s sales were not limited by the deliveries from Zeiss.

ASML sells a substantial number of lithography systems to a limited number of customers. See Note 19. Business failure of one of ASML’s main customers may result in adverse effects on its business, financial condition and results of operations.

25. Capital stock

Share capital
ASML’s authorized share capital consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued.

The Company’s Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to the Company’s Articles of Association). However, the Supervisory Board must approve any issuance of shares.

ASML ANNUAL REPORT 2009

Ordinary shares
At ASML’s annual General Meeting of Shareholders, held on March 26, 2009, the Board of Management was granted the authorization to issue shares and/or rights thereto representing up to a maximum of 5 percent of the Company’s issued share capital as of the date of authorization, plus an additional 5 percent of the Company’s issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At ASML’s annual General Meeting of Shareholders to be held on March 24, 2010, its shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through September 24, 2011.

Holders of ASML’s ordinary shares have a preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to ASML’s Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At ASML’s annual General Meeting of Shareholders, held on March 26, 2009, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares. At ASML’s annual General Meeting of Shareholders to be held on March 24, 2010, its shareholders will be asked to grant this authority through September 24, 2011. At this annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares and options separately for a period of 18 months.

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Netherlands law and its Articles of Association. Although Netherlands law provides since June 11, 2008 that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not be more than 50 percent of the issued share capital, the Company’s current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not be more than 10 percent of the issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization (either by means of a resolution or by an amendment to the Company’s Articles of Association) of shareholders at ASML’s General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 26, 2010 up to a maximum of approximately 27 percent of the Company’s issued share capital as of the date of authorization (March 26, 2009) at a price between the nominal value of the ordinary shares purchased and 110 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At ASML’s annual General Meeting of Shareholders to be held on March 24, 2010, its shareholders will be asked to extend this authority through September 24, 2011.

Cumulative preference shares
In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML has become effective as from January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, the interests of the Company, its business or the interests of its stakeholders are at stake. This may be the case if a public bid for the ordinary shares of the Company has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with the Company. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of the issued ordinary shares of the Company without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with the interests of the Company, its business or its stakeholders.

The objects of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of

ASML ANNUAL REPORT 2009

the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Exercise of the Preference Share Option could effectively dilute the voting power of the ordinary shares then outstanding by one-half. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares.

Cancellation and repayment of the issued cumulative preference shares by the Company requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, the Company, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation as a result of such issuance with repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. In that case the Company is obliged to effect the repurchase and cancellation respectively as soon as possible.

If the Foundation will not request the Company to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, the Company will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of the Company. The Board of Directors of the Foundation comprises four independent voting members from the Netherlands business and academic communities: Mr. R.E. Selman, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A. Baan.

Dividend proposal
Annually, the Board of Management will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. For 2008, a dividend was declared of EUR 0.20 per ordinary share of EUR 0.09 which was paid in 2009.

A proposal will be submitted to the Annual General Meeting of Shareholders on March 24, 2010 to declare a dividend for 2009 of EUR 0.20 per ordinary share of EUR 0.09.

26. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table provides a summary of shares repurchased by the Company between 2006 and 2009:

						Total value
				Total Number	Maximum	of Shares
				of Shares	Number of	Purchased as
				Purchased as	Shares That	Part of Publicly
			Average	Part of Publicly	May Yet be	Announced
		Total Number	Price Paid	Announced	Purchased	Plans or
		of Shares	per Share	Plans or	Under the	Programs (in
Program	Period	purchased	(EUR)	Programs	Programs	EUR million)
2006-2007 Share program	May 17-26, 2006	6,412,920	15.59	6,412,920	19,037,376	100
2006-2007 Share program	June 7-30, 2006	13,517,078	15.81	19,929,998	5,520,298	314
2006-2007 Share program	July 3-13, 2006	5,520,298	15.62	25,450,296	—	400

2006-2007 Share program	October 12, 2006	14,934,843	18.55	14,934,843	—	277

2006-2007 Share program	February 14-23, 2007	8,000,000	19.53	8,000,000	—	156

Capital repayment program 2007	September - October 2007	55,093,409	18.36	55,093,409	—	1,012

2007-2008 Share program	November 14-26, 2007	9,000,000	22.62	9,000,000	5,000,000	204
2007-2008 Share program	January 17-22, 2008	5,000,000	17.52	14,000,000	—	292

2006-2007 Share program
On March 23, 2006, the General Meeting of Shareholders authorized the repurchase of up to a maximum of 10 percent of the Company’s issued shares through September 23, 2007. The number of shares bought back in the initial phase of this Repurchase Program was 25,450,296 shares, representing 100 percent of the announced objective for the initial phase of the Repurchase Program of maximum EUR 400 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006. Shares repurchased were recorded at cost and classified within shareholders’ equity. ASML cancelled these repurchased shares in 2007.

ASML ANNUAL REPORT 2009

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

In February 2007, ASML repurchased the final phase of shares under the Repurchase Program of the remaining 1.7 percent of outstanding shares, being 8,000,000 shares. The share program was announced on February 14, 2007 and was completed in the first quarter of 2007. Shares repurchased have been used to cover outstanding stock options and to satisfy partly the conversion rights of holders of ASML’s 5.50 percent Convertible Subordinated Notes.

Capital repayment program 2007
On July 17, 2007 the Extraordinary General Meeting of Shareholders approved three proposals to amend the Company’s Articles of Association. The first amendment involved an increase of share capital by an increase in the nominal value per ordinary share from EUR 0.02 to EUR 2.12 and a corresponding reduction in share premium. The second amendment was a reduction of the nominal value per ordinary share from EUR 2.12 to EUR 0.08 resulting in the payment to shareholders of EUR 2.04 per ordinary share. The third amendment involved a reduction in stock, whereby nine ordinary shares with a nominal value of EUR 0.08 each were consolidated into eight ordinary shares with a nominal value of EUR 0.09 each. As a result of these amendments, which in substance constitute a synthetic share buyback, EUR 1,012 million has been repaid to the Company’s shareholders and the outstanding number of ordinary shares was reduced by 55,093,409 shares or 11 percent. The capital repayment program was completed in October 2007.

2007-2008 Share program
On March 28, 2007, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10 percent of the Company’s issued shares through September 28, 2008.

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

Authorization of share repurchases
On March 26, 2009, the General Meeting of Shareholders authorized the repurchase of up to a maximum of approximately 27 percent of the Company’s issued share capital as of the date of authorization (March 26, 2009) through September 26, 2010. The Company did not buyback any shares in 2009.

ASML ANNUAL REPORT 2009

27. Subsequent Events
Subsequent events have been evaluated by the Company until January 29, 2010 which is the issuance date of this Annual Report 2009. There are no subsequent events to report.

Veldhoven, the Netherlands
January 29, 2010

/s/  Eric Meurice
Eric Meurice, Chief Executive Officer

/s/  Peter T.F.M. Wennink
Peter T.F.M. Wennink, Chief Financial Officer

ASML ANNUAL REPORT 2009

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of ASML Holding N.V.:

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009 (all expressed in Euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/  Deloitte Accountants B.V.
Deloitte Accountants B.V.
Eindhoven, The Netherlands
January 29, 2010

ASML ANNUAL REPORT 2009

Exhibits

ASML ANNUAL REPORT 2009

Exhibit Index

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 11 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on November 2, 2007)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017 (Incorporated by reference to the Registrant’s Annual Report for the year ended December 31, 2008)
4.1	Agreement between ASML Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))

Exhibit No.	Description
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.27	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.28	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.29	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
8.1	List of Material Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission