Form 20-F/A
period 2009-12-31
ASML HOLDING NV
filed 2010-02-26
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 20-F/A
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
Tempe, AZ 85284 , USA
(Name, Telephone, E-mail, and / or Facsimile number and Address of Company Contact
Person)
Securities registered or to be registered pursuant to
Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares (nominal value EUR 0.09 per share)	The NASDAQ Stock Market LLC
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
Yes (x) No ()
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes () No (x)
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes (x) No ()
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months
(or for such shorter period that the registrant was required to submit and post such files).
Yes (X) No ()
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in
Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer (x) Accelerated filer () Non-accelerated filer ()
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP (X) International Financial Reporting Standards as issued by the International
Accounting Standards Board () Other ()
If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.
Item 17 () Item 18()
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes () No (x)
Name and address of person authorized to receive notices and communications from the
Securities and Exchange Commission:
Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

Explanatory Note
This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 originally filed with the Securities and Exchange Commission on January 29, 2010 (“2009 Form 20-F”), is being filed solely for the purposes of filing XBRL related documents in Exhibit 100.1. This Exhibit was not previously filed.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2009 Form 20-F, or reflect any events that have occurred after the 2009 Form 20-F was originally filed.

Exhibits
100.1	The following financial information from ASML Holding N.V.’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on January 29, 2010, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of comprehensive Income for the years ended December 31, 2007, 2008 and 2009, (ii) Consolidated Balance Sheets as of December 31, 2008 and 2009, (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007, 2008 and 2009, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009, and (iv) Notes to Consolidated Financial Statements (tagged as blocks of text).

SIGNATURES
ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ASML Holding N.V.
(Registrant)
/s/ Peter T.F.M. Wennink
Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: February 26, 2010