Form 20-F
period 2010-12-31
ASML HOLDING NV
filed 2011-02-15
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010

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
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)
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
436,592,972 Ordinary Shares
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
Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

ASML ANNUAL REPORT 2010

Contents

Part I

1	Item 1 Identity of Directors, Senior Management and Advisors

1	Item 2 Offer Statistics and Expected Timetable

1	Item 3 Key Information
	A.	Selected Financial Data
	B.	Capitalization and Indebtedness
	C.	Reasons for the Offer and Use of Proceeds
	D.	Risk Factors

9	Item 4 Information on the Company
	A.	History and Development of the Company
	B.	Business Overview
	C.	Organizational Structure
	D.	Property, Plant and Equipment

17	Item 4A Unresolved Staff Comments

17	Item 5 Operating and Financial Review and Prospects
	A.	Operating Results
	B.	Liquidity and Capital Resources
	C.	Research and Development, Patents and Licenses, etc
	D.	Trend Information
	E.	Off-Balance Sheet Arrangements
	F.	Tabular Disclosure of Contractual Obligations
	G.	Safe Harbor

39	Item 6 Directors, Senior Management and Employees
	A.	Directors and Senior Management
	B.	Compensation
	C.	Board Practices
	D.	Employees
	E.	Share Ownership

45	Item 7 Major Shareholders and Related Party Transactions
	A.	Major Shareholders
	B.	Related Party Transactions
	C.	Interests of Experts & Counsel

47	Item 8 Financial Information
	A.	Consolidated Statements and Other Financial Information
	B.	Significant Changes

ASML ANNUAL REPORT 2010

47	Item 9 The Offer and Listing
	A.	Offer and Listing Details
	B.	Plan of Distribution
	C.	Markets
	D.	Selling Shareholders
	E.	Dilution
	F.	Expenses of the Issue

49	Item 10 Additional Information
	A.	Share Capital
	B.	Memorandum and Articles of Association
	C.	Material Contracts
	D.	Exchange Controls
	E.	Taxation
	F.	Dividends and Paying Agents
	G.	Statement by Experts
	H.	Documents on Display
	I.	Subsidiary Information

54	Item 11 Quantitative and Qualitative Disclosures About Market Risk

57	Item 12 Description of Securities Other Than Equity Securities

Part II

58	Item 13 Defaults, Dividend Arrearages and Delinquencies

58	Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

58	Item 15 Controls and Procedures

58	Item 16
	A.	Audit Committee Financial Expert
	B.	Code of Ethics
	C.	Principal Accountant Fees and Services
	D.	Exemptions from the Listing Standards for Audit Committees
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
	F.	Change in Registrant’s Certifying Accountant
	G.	Corporate Governance

Part III

62	Item 17 Financial Statements

62	Item 18 Financial Statements

62	Item 19 Exhibits
EX-8.1
EX-12.1
EX-13.1
EX-15.1

ASML ANNUAL REPORT 2010

ASML ANNUAL REPORT 2010

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

ASML ANNUAL REPORT 2010

Five-Year Financial Summary

Year ended December 31	2006[1]	2007[1]	2008	2009	2010
(in thousands, except per share data)	EUR	EUR	EUR	EUR	EUR

Consolidated statements of operations data
Net sales	3,581,776	3,768,185	2,953,678	1,596,063	4,507,938
Cost of sales	2,127,797	2,218,526	1,938,164	1,137,671	2,552,768

Gross profit on sales	1,453,979	1,549,659	1,015,514	458,392	1,955,170
Research and development costs	386,567	486,141	516,128	466,761	523,426
Amortization of in-process research and development costs	—	23,148	—	—	—
Selling, general and administrative costs[2]	202,330	223,386	210,172	154,756	181,045

Income (loss) from operations	865,082	816,984	289,214	(163,125)	1,250,699
Interest income (expense), net[2]	(3,323)	31,169	20,430	(8,425)	(8,176)

Income (loss) from operations before income taxes	861,759	848,153	309,644	(171,550)	1,242,523
(Provision for) benefit from income taxes	(243,211)	(177,152)	12,726	20,625	(220,703)

Net income (loss)	618,548	671,001	322,370	(150,925)	1,021,820

Earnings per share data
Basic net income (loss) per ordinary share	1.30	1.45	0.75	(0.35)	2.35
Diluted net income (loss) per ordinary share[3]	1.26	1.41	0.74	(0.35)	2.33

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	474,860	462,406	431,620	432,615	435,146
Diluted[3]	503,983	485,643	434,205	432,615	438,974

1	As of January 1, 2008, ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007, ASML accounted for award credits using the cost accrual method. The comparative figures for 2006 and 2007 have been adjusted to reflect this change in accounting policy.
2	As of January 1, 2010, ASML adopted Accounting Standards Codification (“ASC”) 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the Variable Interest Entity (“VIE”) that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2006 through 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11 to our consolidated financial statements.
3	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans, the issue of shares under ASML share plans and the conversion of ASML’s outstanding Convertible Subordinated Notes for periods in which exercises, issues or conversions would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise, issue of shares or conversion of such options, shares or conversion of Convertible Subordinated Notes for periods in which such exercises, issue of shares or conversions would be anti-dilutive.

ASML ANNUAL REPORT 2010

As of December 31	2006[1]	2007[1]	2008	2009	2010
(in thousands, unless otherwise indicated)	EUR	EUR	EUR	EUR	EUR

Consolidated balance sheets data
Cash and cash equivalents	1,655,857	1,271,636	1,109,184	1,037,074	1,949,834
Working capital[4]	2,236,173	1,997,988	1,964,906	1,704,714	2,788,649
Total assets[2]	3,997,240	4,113,444	3,977,478	3,764,151	6,180,358
Long-term debt[2]	424,785	642,332	685,134	699,756	710,060
Total shareholders’ equity	2,148,003	1,891,004	1,988,769	1,774,768	2,773,908
Capital stock	10,051	39,206	38,887	39,028	39,293

Consolidated statements of cash flows data
Depreciation and amortization[2]	90,128	129,380	121,423	141,631	151,444
Impairment	17,354	9,022	25,109	15,896	8,563
Net cash provided by total operating activities[2]	495,316	704,047	282,979	99,194	940,048
Purchases of property, plant and equipment	(70,619)	(179,152)	(259,770)	(104,959)	(128,728)
Acquisition of subsidiary (net of cash acquired)	—	(188,011)	—	—	—
Net cash used in total investing activities	(70,629)	(362,152)	(259,805)	(98,082)	(124,903)
Capital repayment[5]	—	(1,011,857)	—	—	—
Purchase of shares in conjunction with conversion rights of bondholders and share-based payments	(678,385)	(359,856)	(87,605)	—	—
Dividend paid	—	—	(107,841)	(86,486)	(86,960)
Deposits from customers	—	—	—	—	150,000
Net proceeds from issuance of bond	—	593,755	—	—	—
Net cash provided by (used in) total financing activities[2]	(660,660)	(718,399)	(186,471)	(74,874)	92,702
Net increase (decrease) in cash and cash equivalents	(248,752)	(384,221)	(162,452)	(72,110)	912,760

Ratios and other data
Gross profit as a percentage of net sales	40.6	41.1	34.4	28.7	43.4
Income (loss) from operations as a percentage of net sales[2]	24.2	21.7	9.8	(10.2)	27.7
Net income (loss) as a percentage of net sales	17.3	17.8	10.9	(9.5)	22.7
Shareholders’ equity as a percentage of total assets[2]	53.7	46.0	50.0	47.1	44.9
Income taxes as a percentage of income (loss) before income taxes	28.2	20.9	(4.1)	12.0	17.8
Sales of systems (in units)	266	260	151	70	197
Average selling price of system sales (in millions)	12.1	12.9	16.7	16.8	19.8
Value of systems backlog (in millions)[6,7]	2,248.6	1,765.5	857.3	2,113.7	3,855.7
Systems backlog (in units)[6,7]	163	89	41	69	157
Average selling price of systems backlog (in millions)[6,7]	13.8	19.8	20.9	30.6	24.6
Value of booked systems (in millions)[6,7]	4,276.4	3,154.3	1,730.9	2,535.4	6,212.7
Net bookings for the year (in units)[6,7]	334	186	103	98	285
Average selling price of booked systems (in millions)[6,7]	12.8	17.0	16.8	25.9	21.8
Number of payroll employees in FTEs	5,594	6,582	6,930	6,548	7,184
Number of temporary employees in FTEs	1,486	1,725	1,329	1,137	2,061
Increase (decrease) net sales in percentage	41.6	5.2	(21.6)	(46.0)	182.4
Number of ordinary shares outstanding (in thousands)	477,099	435,626[5]	432,074	433,639	436,593
ASML share price in euro[8]	18.84	21.66	12.75	24.00	28.90
Volatility 260 days in percentage of ASML shares[9]	28.08	27.52	51.14	38.45	30.25
Dividend per ordinary share in euro	—	0.25	0.20	0.20	0.40[10]
Dividend per ordinary share in U.S. dollar	—	0.39	0.26	0.27	0.54[10]

4	Working capital is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.
5	In 2007, as part of a capital repayment program, EUR 1,011.9 million of share capital was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11.1 percent (pursuant to a synthetic share buyback).
6	Our systems backlog and net bookings include only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned.
7	In the past, ASML valued net bookings and systems backlog at net system sales value, which does not reflect the full order value because it excludes the value of options and services related to the systems. As of 2010, in order to more adequately reflect the business circumstances, ASML values net bookings and systems backlog at full order value (i.e. including options and services). The comparative figures for 2006 through 2009 have been adjusted in order to reflect this change.
8	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam (source: Bloomberg Finance LP).
9	Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).
10	Subject to approval of the Annual General Meeting of Shareholders to be held on April 20, 2011. The exchange rate used to convert the proposed dividend per ordinary share is the exchange rate at the latest practicable date before filing.

ASML ANNUAL REPORT 2010

Exchange Rate Information
We publish our consolidated financial statements in euros. In this Annual Report, references to ‘‘€”, “euro” or “EUR” are to euros, and references to “$”, “U.S. dollar”, “USD” or “US$” are to United States dollars.

A portion of our net sales and expenses is, and historically has been, denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. “Operating Results, Foreign Exchange Management”, Note 1 and Note 3 to our consolidated financial statements.

The following are the Noon Buying Rates certified by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”), expressed in U.S. dollars per euro.

						February 2011 (through
Calendar Year	2006	2007	2008	2009	2010	February 7, 2011)
Period End	1.32	1.46	1.39	1.43	1.33	1.36
Average[1]	1.26	1.37	1.47	1.39	1.33	1.34
High	1.33	1.49	1.60	1.51	1.45	1.38
Low	1.19	1.29	1.24	1.25	1.20	1.29

1	The average of the Noon Buying Rates on the last business day of each month during the period presented.

	August	September	October	November	December	January	February 2011 (through
Months of	2010	2010	2010	2010	2010	2011	February 7, 2011)
High	1.3282	1.3638	1.4066	1.4224	1.3395	1.3715	1.3793
Low	1.2652	1.2708	1.3688	1.3036	1.3089	1.2944	1.3584

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

ASML ANNUAL REPORT 2010

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we may also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.

The financial crisis affecting the banking system and global financial markets was in many respects unprecedented in the history of our Company. Remaining concerns over the instability of the financial markets and the global economy could result in a number of follow-on effects on our business, including: declining business and consumer confidence resulting in reduced, delayed or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays; the inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies; and other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

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

In addition, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”), that our customers may not fully adopt. If our customers do not adopt these new technologies, products or product enhancements that we develop due to a preference for more established or alternative new technologies and products or for other reasons, we would not recoup any return on our investments in these technologies or products, which would result in the recording of impairment charges on these investments and could have a material adverse effect on our business, financial condition and results of operations.

The success of EUV will be particularly dependent on light source (laser) availability and continuing technical advances as well as infrastructure developments in masks and resists, without which the tools cannot achieve the productivity and yield that are required to justify their capability economically.

We Face Intense Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are:

•	the technical performance characteristics of a lithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;
•	a strengthening of the euro particularly against the Japanese yen which results in lower prices and margins;
•	the strength and breadth of our portfolio of patents and other intellectual property rights; and
•	our customers’ desire to obtain lithography equipment from more than one supplier.

ASML ANNUAL REPORT 2010

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview, Intellectual Property” and Note 17 to our consolidated financial statements.

ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushiki Kaisha (“Canon”). Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations. In addition, to competitors in lithography, ASML may face competition with respect to alternative technologies for the non-critical layers and from alternative technologies for all layers. In the event the delivery of new technology is delayed, ASML’s customers may turn to alternative technology equipment and/or their own installed base as a substitute for purchasing ASML’s products.

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

In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV”, used in our high resolution steppers and Step & Scan systems, and the extreme ultraviolet light source, referred to as “EUV”, used in our second-generation EUV systems, are available from only a very limited number of suppliers.

Although the timeliness, yield and quality of deliveries to date from our other subcontractors generally have been satisfactory, manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and delays caused by suppliers may occur in the future. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

A High Percentage of Net Sales Is Derived from a Few Customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2010, sales to our largest customer accounted for EUR 1,270.8 million, or 28.2 percent of net sales, compared with EUR 348.8 million, or 21.9 percent of net sales, in 2009. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for 42.4 percent of accounts receivable at December 31, 2010, compared with 44.0 percent at December 31, 2009. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (197 units in 2010 and 70 units in 2009), with an average selling price (“ASP”) in 2010 of EUR 19.8 million (EUR 24.1 million for new systems and EUR 4.4 million for used systems) and an ASP in 2009 of EUR 16.8 million (EUR 21.1 million for new systems and EUR 7.9 million

ASML ANNUAL REPORT 2010

for used systems). As a result, the timing of recognition of revenue from a small number of product sales may have a significant impact on our net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	a downturn in the highly cyclical semiconductor industry;
•	unanticipated shipment rescheduling;
•	cancellation or order push-back by customers;
•	unexpected manufacturing difficulties; and
•	delays in deliveries by suppliers,
may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our operating results for that period.

In particular our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future for the reasons discussed above.

The Pace of Introduction of Our New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays and by Significant Costs
The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with every new generation as a result of increasing technological complexity. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

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

•	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;
•	patent rights may not be granted or construed as we expect;
•	patents will expire which may result in key technology becoming widely available that may hurt our competitive position;
•	the steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	third parties may be able to develop or obtain patents for similar competing technology.

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

ASML ANNUAL REPORT 2010

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

In particular, 30.6 percent of our 2010 revenues and 27.6 percent of our 2009 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. These facilities are subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations.

Because of Labor Laws and Practices, Any Workforce Reductions That We May Seek to Implement in Order to Reduce Costs Company-Wide May Be Delayed or Suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to formal procedures that can delay, or may result in the modification of our planned workforce reductions. For example, in the Netherlands, if our Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors.

Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations
We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro as we incur manufacturing costs for our systems predominantly in euros while a portion of our net sales and cost of sales is denominated in U.S. dollars and Japanese yen.

In addition, a substantial portion of our assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our consolidated financial statements are expressed in euros. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the euro and various currencies. In general, our customers run their businesses in U.S. dollars, and therefore a further weakening of the U.S. dollar against the euro might impact the ability of our customers to purchase our products.

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

ASML ANNUAL REPORT 2010

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

In addition, the increasing complexity of our products results in a longer learning-curve for new and existing employees leading to an inability to decrease cycle times and incurring significant additional costs, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares

We may not declare cash dividends at all or in any particular amounts in any given year
Our policy is to pay a sustainable annual dividend in an amount that is stable or grows over time. However, the decision by our Board of Management in any given year to propose to our Supervisory Board that a dividend be proposed to our Annual General Meeting of Shareholders in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors: the Board of Management’s views on our potential future funding requirements, including for investments in production capacity and the funding of our research and development programs, as well for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Correspondingly, our dividend payments could decline or be eliminated with respect to any particular year in the future. Such a reduction or elimination in our dividend payments could have a negative effect on our share price.

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

Restrictions on Shareholder Rights May Dilute Voting Power
Our Articles of Association provide that we are subject to the provisions of Dutch law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our Supervisory Board than if we were incorporated in the United States or another jurisdiction.

Our authorized share capital also includes a class of cumulative preference shares and ASML has granted “Stichting Preferente Aandelen ASML”, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.02 per share, such cumulative preference shares. Exercise of the cumulative preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

See further Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association”.

Item 4 Information on the Company

A. History and Development of the Company
We commenced business operations in 1984.  ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Italy, France, Germany, the United Kingdom, Ireland, Belgium, Korea, Taiwan, Singapore, China (including Hong Kong), Japan, Malaysia and Israel. In 2001, we changed our name from ASM Lithography Holding N.V. to ASML Holding N.V. Our registered office is located at De Run 6501, 5504 DR Veldhoven, the Netherlands, telephone number +31 40 268 3000.

ASML ANNUAL REPORT 2010

In May 2001, we merged with Silicon Valley Group (“SVG”) (now part of ASML US, Inc.), a company that was active in lithography, as well as in track and thermal businesses, which we subsequently divested or discontinued.

From time to time, we pursue acquisitions of smaller businesses that we believe will complement or enhance our core lithography business. These have included the acquisition of MaskTools in July 1999 and the acquisition of Brion Technologies, Inc. (“Brion”) in March 2007.

Capital Expenditures and Divestitures
Our capital expenditures (purchases of property, plant and equipment) for 2010, 2009 and 2008 amounted to EUR 128.7 million, EUR 105.0 million and EUR 259.8 million, respectively. Our capital expenditures in these years generally related to the construction of new facilities in Veldhoven, the Netherlands, for our latest technologies such as EUV and NXT (in 2010, 2009 and 2008) and in Taiwan for our ASML Center of Excellence (“ACE”, in 2008), purchases of machinery and equipment, information technology investments, and leasehold improvements to our facilities (in 2010, 2009 and 2008).

Divestitures mainly consisting of machinery and equipment (more specifically prototypes, demonstration and training systems) amounted to EUR 6.7 million for 2010, EUR 10.9 million for 2009 and EUR 4.3 million for 2008. See Note 11 to our consolidated financial statements.

B. Business Overview
We are one of the world’s leading providers of advanced technology systems for the semiconductor industry. We offer an integrated portfolio of lithography systems mainly for manufacturing complex Integrated Circuits (“semiconductors”, “ICs” or “chips”). We supply lithography systems to Integrated Circuit (“IC”) manufacturers throughout Asia, the United States and Europe and also provide our customers with a full range of support services from advanced process and product applications knowledge to complete round-the-clock service support.

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

Market and Technology Overview

Introduction
The chip-making business is focused on “shrink” or reducing the size of chip designs. The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost ICs capable of performing a greater number of functions at faster speeds and with reduced power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variation, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Lithography is used to print complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

We primarily design, manufacture, market and service semiconductor processing equipment used in the fabrication of ICs. Our lithography equipment includes Step & Scan systems, which combine stepper technology with a photo-scanning method.

Our systems use a mask to achieve the required chip pattern. A mask is a flat, transparent quartz plate containing an opaque microscopic pattern: an image of the electronic circuitry for one layer of a chip. The mask is placed in a scanner where intense

ASML ANNUAL REPORT 2010

light passing through it projects the pattern, via a series of reducing lenses, onto part of the wafer. Before exposure, the wafer is coated with photo resist and positioned so that the projected pattern aligns with existing features on the chip/wafer. After exposure and developing, the pattern left on the wafer surface is used to selectively process and build up the next layer.

Customer Roadmaps
The three major customer sectors to which the Company sells its products are NAND-Flash memory chip makers, DRAM memory chip makers and Logic processor chip makers.

Supported by their technology roadmaps, IC manufacturers continue to show interest in shrinking resolution as a means to lower manufacturing costs per unit. We believe that the leading IC manufacturers for both NAND-Flash and DRAM memory, as well as Logic (including Foundry and IDM) and microprocessor units have plans to migrate their production capabilities in the foreseeable future to resolutions close to or beyond 20 nm, for which they will require state-of-the-art lithography equipment.

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

We offer TWINSCAN systems, based on i-line, KrF and ArF processing of wafers up to 300 mm in diameter for manufacturing environments for which design resolutions down to 38 nanometer (“nm”) are required. The modular upgradeable design philosophy of the Step-and-Scan product family has been further refined and applied in the design of our most advanced product family. The TWINSCAN platform, introduced in 2000, is the basis for our current and next-generation Step-and Scan systems, which are capable of extending shrink technology down to 38 nm.

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

We are working on an evolved TWINSCAN platform for EUV that extends the industry proven modularity of the NXT system with new innovative technologies to support EUV imaging in several system critical areas, including the EUV light source, the reflective mirror optical system and all encompassed within a vacuum system. The NXE (EUV) platform is equipped with a completely new EUV light source technology, based upon tin plasma, producing light at a wavelength of 13.5 nm. In addition, the NXE (EUV) system has a completely new optical technology utilizing reflective mirrors rather than the traditional refractive optics with a numerical aperture (“NA”) of 0.25. The NXE (EUV) platform operates with a vacuum environment for the light from light source, through the entire optical train to wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide ASML’s customers a roadmap for future shrink, and we expect it to become the Lithography technology for the next decade.

Product Development
In 2003, we introduced the second-generation of TWINSCAN systems based on the XT body with a 50 percent reduction in the main production area occupied by our system.

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

ASML ANNUAL REPORT 2010

Also in 2006, we started volume production of the TWINSCAN XT:1700i, a 193 nm immersion scanner capable of imaging at the 45 nm node in volume production environments. With a new catadioptric lens design, this system featured an NA of 1.2, substantially higher than that of its predecessor, the XT:1400, which had an NA of 0.93, exceeding the non-immersion barrier of 1.0. The XT:1700i has enabled chipmakers to improve resolution by 30 percent and has been employed in the development and manufacturing of the latest advanced generation of ICs.

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

Brion’s current computational lithography portfolio comprises not only traditional products (such as RET/OPC/DPT/SMO), but also solutions that directly interface with the numerous calibration controls in an ASML scanner to optimize performance. Our computational lithography products capture detailed knowledge of scanner design and real performance, which enables them to accurately predict real-life manufacturing performance. Such predictions are essential in addressing possible ramp-up and yield problems in advance, potentially avoiding months of delay in time-to-market for our customers. The same prediction capabilities allow the ASML scanners to be optimally calibrated for improved performance in production, given specific chip designs or masks, thereby achieving improved yield.

Once a scanner is optimally set-up for a given application, ASML also offers scanner control solutions that ensure that the performance of the lithographic process remains optimal and stable throughout production. These scanner control solutions also leverage the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as mask deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical planarization fingerprints. To ensure optimal control performance, ASML’s scanner control solutions use ASML’s own advanced wafer metrology technology, Yieldstar.

In 2007, ASML began volume shipment of the XT:1900i, with a new industry benchmark of 1.35 NA, which is close to the practical limit for water-based immersion technology. This optical lithography system is capable of volume production of ICs down to 40 nm and below and is used for high volume IC manufacturing at multiple customers worldwide.

In 2008, we discontinued research into optical maskless lithography due to the reduced market opportunity for this technology. Research studies on alternative technologies continue for both mask-based and maskless lithography.

In 2009, we started shipments of XT:1950i systems, the enhanced version of the XT:1900i, with improved throughput of 148 wafers per hour, resolution of 38 nm and a scheduled overlay of 4 nm. This system extended the performance, imaging and overlay specifications of the successful XT:1900i system.

In 2009, Brion announced Tachyon SMO, a new product that provides the industry with improved manufacturable imaging solutions and is a major advancement of Brion’s industry standard source-mask optimization (“SMO”) technology, which was currently in use by leading logic and memory manufacturers.

In 2009, ASML introduced FlexRaytm programmable illumination and BaseLinertm scanner matching technology. Together, they offer scanner stability optimization and stabilize manufacturing process windows.

Also in 2009, ASML announced an improved version of the successful TWINSCAN platform called NXT featuring new stage and position control technology, providing improved imaging and overlay performance for immersion. Initial shipments started in the third quarter of 2009 and volume production and shipments commenced in 2010.

In the second half of 2010, ASML shipped the first second-generation EUV system. EUV will provide a large “process window” and much greater shrink compared with current approaches and we expect it to become the lithography solution for the next decade. The second-generation of these systems combines a wavelength of 13.5 nm and an optical system with a NA of 0.25 to provide imaging at a resolution of 27 nm. The EUV platform is targeted for production of ICs down to 16 nm and beyond. For revenue recognition considerations, refer to Item 5.A. “Operating Results, Critical Accounting Policies using Significant Estimates”.

ASML ANNUAL REPORT 2010

The table below outlines our current product portfolio of Stepper and Scanner Systems by resolution and wavelength.

Current ASML lithography product portfolio of Step & Scan Systems

	Resolution	Wavelength	Lightsource	Numerical aperture
PAS 5500 SYSTEMS
PAS 5500/4X0	280 nm	365 nm	i-line	0.48-0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50-0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55-0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50-0.75

TWINSCAN SYSTEMS
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:450	220 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:8X0	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:1000	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1450	57 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1700 immersion	45 nm	193 nm	ArF	0.75-1.20
TWINSCAN XT:1900 immersion	40 nm	193 nm	ArF	0.85-1.35
TWINSCAN XT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35
TWINSCAN NXT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35

EUV
NXE:3100	27 nm	13.5 nm	EUV	0.25
NXE:3300	22 nm	13.5 nm	EUV	0.33

Notes:

–	This table does not include older (including pre-used) products sold on the PAS 2500, PAS 5000 and PAS 5500 platforms.
–	XT is a TWINSCAN system for 200 and 300 mm wafer sizes.
–	Wavelength refers to the frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC.
–	1 nm is equal to one billionth of a meter.
–	The X in the number represents different models in the product portfolio within the same resolution. For example XT:8X0 can either represent XT:800 or XT:850.
–	NXT is an improved version of the current TWINSCAN system, introducing new stages and stage position control technology, which enable improved imaging and overlay.
–	NXE is a TWINSCAN system with complete new technologies in three areas: light source (EUV), lens system and vacuum body.

Sales, Customer Support and Customers
We market and sell our products through our direct sales staff.

We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems at customer sites. We also offer refurbished and remanufactured tools, system upgrades and enhancements, and technical training.

Our field engineers and applications, service and technical support specialists are located throughout Asia, the United States and Europe. ASML has established the ASML Center of Excellence (“ACE”) in Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long-term growth. ACE features customer support, training, logistics, refurbishment, technology and application development. ACE also enables sourcing of selected equipment modules, components and services in the region. Finally, ACE is used as a training center to develop worldwide talent for ASML’s workforce.

Customers and Geographic Regions
In 2010, sales to our largest customer accounted for EUR 1,270.8 million, or 28.2 percent of net sales, compared with EUR 348.8 million, or 21.9 percent of net sales, in 2009 (2008: EUR 754.4 million or 25.5 percent of net sales). We expect that sales to relatively few customers will continue to account for a high percentage of our net sales in any particular period for the foreseeable future.

In 2010, we derived 80.5 percent of net sales from Asia, 15.0 percent from the United States and 4.5 percent from Europe. In general, since ASML’s founding in 1984, the percentage of our sales derived from Asia has increased and the percentage of our sales derived from the United States and Europe has decreased. See Note 19 to our consolidated financial statements.

Manufacturing, Logistics and Suppliers
Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning / testing of a finished system from components

ASML ANNUAL REPORT 2010

and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities (subassembly, final assembly and system fine tuning / testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing”, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

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

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. In 2010, 31.4 percent of our aggregate cost of sales was purchased from Zeiss (2009: 25.6 percent; 2008: 32.3 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for our stepper and scanner systems. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. During 2010, our sales were not limited by the deliveries from Zeiss.

If Zeiss is unable to maintain or increase production levels, we might not be able to respond to customer demand. As a result, our relationships with current and prospective customers could be harmed, which would have a material adverse effect on our business, financial condition and results of operations.

Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and subsequent years. These agreements define a framework in all areas of our business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

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

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our high-tech workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

Research and Development
The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to R&D programs, and we expect to continue to allocate significant resources to these efforts. In addition, we have established sophisticated development centers in the Netherlands, the United States and Taiwan. We are also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.

ASML ANNUAL REPORT 2010

We apply for subsidy payments in connection with specific development projects under programs sponsored by the Dutch government, the European Union, the United States government and the Taiwanese government. Amounts received under these programs generally are not required to be repaid.

ASML has one of the highest private R&D budgets invested in the Netherlands. We invested EUR 523.4 million in R&D in 2010, compared with EUR 466.8 million in 2009 and EUR 516.1 million in 2008. A significant part of this budget was used for R&D jointly with our suppliers and technology partners. Through direct government grants designed to stimulate high-risk research for the medium and long term future, ASML received R&D credits of EUR 29.5 million in 2010. The Company expects that these R&D credits to ASML will decline significantly over coming years.

In 2010 we focused our R&D investments on three core programs: immersion, double patterning and EUV.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers in all semiconductor market segments, including NAND-Flash memory chip, DRAM memory chip, as well as the Logic processor chip segment.

We have developed different immersion systems for different customer needs. We have optimized our TWINSCAN XT immersion systems for cost-effective imaging down to 38 nm patterning, and have developed a new dual wafer stage system called TWINSCAN NXT with improved positioning (“overlay”) and imaging. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology. ASML sold 34 TWINSCAN NXT systems in 2010.

Also in 2010, we achieved a major milestone with EUV lithography when we shipped our first second-generation system to a customer’s manufacturing site. This system will be used by the customers to develop its EUV manufacturing process before high-volume EUV systems will become available, which we expect to occur in 2012, subject to successful implementation of a number of new technologies specific to EUV, including the light source. We anticipate that five additional second-generation systems will be shipped to other customers in 2011. As of December 31, 2010, we had received nine orders for its successor, the third-generation, high-volume EUV systems which are scheduled to ship from 2012 onwards. The NXE (EUV) system, built on an evolved TWINSCAN platform, enables our customers to extend their roadmap towards smaller chip features. EUV permits chip makers to expose a critical layer in just one single step — as opposed to double patterning which requires multiple steps. EUV also has a roadmap from the initial 27 nm resolution down to 16 nm and beyond. We have published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography.

We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing — we call this approach “holistic lithography”. During 2010 we announced broad customer adoption of holistic lithography products as all of ASML’s leading-edge scanners were sold with one or more holistic lithography components. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

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

ASML ANNUAL REPORT 2010

In 2007, ASML and Zeiss signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture ICs. There was no transfer of technology and no payment was made among the parties.

From late 2001 through 2004, we were party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases and a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices (the “Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007. The license period for certain patents subject to the Nikon Cross-License Agreement, which were not perpetually licensed, ended on December 31, 2009. Pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 to December 31, 2014 (the “Cross-License Transition Period”), not to bring suit for claims related to infringement of those patents or for claims related to infringement of patents issued during the Cross-License Transition Period. However, beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products utilizing patents that are valid and enforceable.

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

C. Organizational Structure
ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are as follows:

The chart above excludes intermediate subsidiaries; see Exhibit 8.1 for a complete list of our subsidiaries.

D. Property, Plant and Equipment
We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of the new production facilities in the Netherlands and Taiwan. The book value of land, buildings and constructions owned by us amounted to EUR 399.3 million as of December 31, 2010 compared with EUR 390.2 million as of December 31, 2009.

ASML ANNUAL REPORT 2010

Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2011 will be approximately EUR 350.0 million, exceeding 2010 capital expenditures of EUR 128.7 million. Capital expenditures in 2011 will mainly consist of investments in capacity expansion of EUV and NXT production facilities as a result of customer commitments. We expect to finance 2011 capital expenditures out of our cash flow from operations and available cash and cash equivalents.

Facilities in Europe
Our headquarters, main manufacturing facilities, applications laboratory and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 45 thousand square meter of office space and 33 thousand square meter of buildings used for manufacturing and R&D activities. We lease the majority of these facilities through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven, the Netherlands, are financed through a special purpose vehicle that is a variable interest entity (“VIE”). As of January 1, 2010, we adopted Accounting Standards Codification (“ASC”) 810 “Amendments to FIN 46(R)”, which resulted in the consolidation of the VIE. See Notes 1 and 11 to our consolidated financial statements. We also lease several sales and service facilities at locations across Europe.

Facilities in the United States
Our United States head office is located in a nine thousand square meter office building in Tempe, Arizona. We maintain lithography research, development and manufacturing operations in a 27 thousand square meter facility in Wilton, Connecticut, and a six thousand square meter facility in Santa Clara, California. We also lease several sales and service facilities at locations across the United States.

Facilities in Asia
Our Asian headquarters is located in a 425 square meter office space in Hong Kong, Republic of China. In addition, our ACE facility in Linkou, Taiwan comprises clean room (approximately two thousand square meter) and office space (approximately six thousand square meter). The ACE facility supports customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics and refurbishment. ACE also enables local sourcing of equipment, components and services. Our new facility in Korea comprises a clean room (approximately 80 square meter) and office space (approximately 4 thousand square meter). The purpose of this new facility is to support a closer working relationship with ASML’s customers in Korea. We also lease and own several sales and service and training facilities at locations across Asia.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

Executive Summary

Introduction
ASML is one of the world’s leading providers of lithography equipment that is critical to the production of ICs or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia. As of December 31, 2010 we employed more than 7,100 payroll employees (2009: 6,500) and more than 2,000 temporary employees (2009: 1,100), measured in full-time employees (“FTEs”). ASML operates in 16 countries through over 55 sales and service locations.

In 2010, we generated net sales of EUR 4,507.9 million and income from operations of EUR 1,250.7 million or 27.7 percent of net sales. Net income in 2010 amounted to EUR 1,021.8 million or 22.7 percent of net sales, representing net income per ordinary share of EUR 2.35.

In the executive summary below we provide an update of semiconductor equipment industry conditions, followed by a discussion of our business strategy and our key performance indicators.

Semiconductor equipment industry conditions
The chip-making business is focused on “shrink” or reducing the size of chip designs. Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that these long-term trends will continue for the

ASML ANNUAL REPORT 2010

foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.

Lithography equipment is used to print complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The printing process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML, Nikon and Canon. In 2010, ASML was one of the world’s leading providers of lithography equipment (measured in revenues).

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2010, is set out in the following table:

Year Ended December 31	2005	2006	2007	2008	2009	2010[1]
Total units shipped	536	633	604	344	128	286
Total value (in millions USD)	4,988	6,386	7,144	5,388	2,485	6,299

(Source: Gartner Dataquest)

1	Full year 2010 estimates are according to the latest available data up to and including December 2010.

For the year 2010, the latest indications of independent market analysts show an increase in total lithography equipment shipped to the market by the industry of 123.4 percent in unit volume and 153.5 percent in value. The year 2010 was characterized by the recovery of the semiconductor equipment industry and resulting higher overall end-demand for a broad mix of systems for all chip layers. In order to meet the increased demand for our advanced technology products as well as for our capacity tools, we almost tripled the output of our factory in 2010 compared with 2009. In the course of 2010, ASML expanded its fixed and flexible workforce and structurally improved cycle times in the second half of 2010.

Business strategy
The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. Today, chip makers can image electronic circuits and features that are over 6,000 times smaller than they were in the early 1970s. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as ’Moore’s Law’. Moore’s Law has resulted in our information society with fast wired and wireless communications – built on affordable chips. Moore’s Law also has an impact on the energy usage of chips. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to contain the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by semiconductors has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

Smarter, smaller and more energy-efficient chips are made with increasingly sophisticated lithography systems produced by ASML. Lithography systems are crucial to the roadmaps of chipmakers to make smaller transistors on chips. ASML’s business strategy is based on maintaining and further developing its position as a technology leader in semiconductor lithography. When executed, this strategy results in the delivery of lithography systems which enable customers to produce highest performance and lowest cost chips. The superior value of ownership offered to customers as a result of ASML’s strategy also maximizes ASML’s own financial performance, aligning the interests of ASML and our customers.

Sustainability Governance
At the end of 2009, ASML decided to strengthen significantly its policy in the domain of Sustainability and a number of stringent objectives to be reached by 2015. In 2010, the ASML Board of Management expanded the Sustainability Board and assigned a new department Corporate Sustainability to coordinate and execute the sustainability policies. The mandate given by the Board of Management to the Sustainability Board is to review and recommend sustainability policies and management systems, authorize plans or recommend Board of Management, provide guidance to management on objectives and targets; provide oversight and guidance on sustainability performance & targets, monitor and oversee sustainability risk management review and monitor stakeholder relations, and review and make recommendations on Sustainability impacts of major business decisions. The Sustainability Board also determines the scope, provides input, and recommends board adoption of the Sustainability Report.

ASML ANNUAL REPORT 2010

Sustainability Strategy
ASML’s business strategy is based on maintaining and further developing its position as a technology leader in semiconductor lithography. ASML executes its strategy through customer focus, strategic investment in R&D and operational excellence with a responsibility for sustainability towards our stakeholders. To effectively manage the execution of this responsibility, the sustainability strategy rests on four strategic domains:

•	Sustainable Operations: Our objective is to ensure that our employees’ working conditions are safe and healthy. In addition, we continuously improve the environmental performance of our operations by developing new initiatives to prevent or reduce harmful emissions to air, soil and water.
•	Sustainable Products: Our objective is to create new “shrink” technology to continue the exponential improvement in energy efficiency of computing systems through a sustained level of investments in R&D, and to improve the energy efficiency of our products. In addition, we aim to guarantee the safety performance of our products and auxiliary equipment through appropriate design.
•	Sustainable Value Chain: Our objective is to continuously improve the performance and sustainability of our supply chain, as well as to cooperate with our customers to positively influence their impact on environment and society.
•	Sustainable Culture: Our objective is to continuously improve on providing employment that inspires our highly skilled work force and respects their cultural and individual differences. In addition, we care for the local and global communities in which we operate.

Customer focus
Ensuring customers are served with the right products at the right time, supported by excellent service, is key to ASML’s commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest levels of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership and highest earnings.

Customer satisfaction is a critical objective of ASML. We have Account Teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2010, all of the top 10 chip makers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10 and we strive for continued business growth with all our customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry.

In 2010, our satisfaction ratings by customers surpassed every lithography competitor for the eighth successive year, according to VLSI Research, an independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market.

ASML ANNUAL REPORT 2010

Strategic investment in research and development
Our customer-base relies on ASML to deliver the right technology at the right time to meet long-term roadmaps which often extend many years into the future. To meet these demands, ASML is committed to significant long-term investments in R&D that are not significantly impacted by short-term cyclical swings. ASML has one of the highest private R&D budgets invested in the Netherlands. In 2010, our R&D investments (net of credits) amounted to EUR 523.4 million, an increase from previous years to accommodate the rapid introduction of newly developed platforms which are in demand by customers (2009: EUR 466.8 million; 2008: EUR 516.1 million). A significant part of this budget was used for R&D jointly with our suppliers and technology partners. Through direct government grants designed to stimulate high-risk research for the medium and long term future, ASML received R&D credits of EUR 29.5 million in 2010. The Company expects that these R&D credits to ASML will decline significantly over coming years.

The foundation of our lithography scanners is our dual-stage wafer imaging platform – the TWINSCAN system – which we introduced in 2000 and which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest throughput, enabling reduced cost-per-exposure per wafer. ASML is the only lithography manufacturer that enables volume production based on dual-stage systems.

We have focused our R&D investments on three core programs: immersion, double patterning and EUV.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers in all semiconductor market segments, including NAND-Flash memory chip, DRAM memory chip, as well as the Logic processor chip segment.

We have developed different immersion systems for different customer needs. We have optimized our TWINSCAN XT immersion systems for cost-effective imaging down to 38 nm patterning, and have developed a new dual wafer stage system called TWINSCAN NXT with improved positioning (“overlay”) and imaging. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology. ASML sold 34 TWINSCAN NXT systems in 2010.

Also in 2010, we achieved a major milestone with EUV lithography when we shipped our first second-generation EUV system to a customer’s manufacturing site. This system will be used by the customer to develop its EUV manufacturing process before high-volume EUV systems will become available, which we expect to occur in 2012. We anticipate that five additional second-generation systems will be shipped to other customers in 2011. As of December 31, 2010, we had received nine orders for its successor, the third-generation, high-volume EUV systems which are scheduled to ship from 2012 onwards. The NXE (EUV) system, built on an evolved TWINSCAN platform, enables our customers to extend their roadmap towards smaller chip features. EUV permits chip makers to expose a critical layer in just one single step – as opposed to double patterning which requires multiple steps. EUV also has a roadmap from the initial 27 nm resolution down to 16 nm and beyond. We have published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography.

We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing – we call this approach “holistic lithography”. During 2010 we announced broad customer adoption of holistic lithography products as all of ASML’s leading-edge scanners were sold with one or more holistic lithography components. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

Operational excellence
We strive to sustain our business success based on our technological leadership by continuing to execute our fundamental operating strategy well, including reducing lead-times while improving our cost competitiveness. Lead-time is the time from a customer’s order to a tool’s delivery.

Our business strategy includes outsourcing the manufacturing of the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and

ASML ANNUAL REPORT 2010

shared risk and reward. Value sourcing also allows the flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our high-tech workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

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

Year ended December 31	2008		2009		2010
(in millions)	EUR		EUR		EUR
Sales
Net sales	2,953.7		1,596.1		4,507.9
Increase (decrease) in net sales (%)	(21.6)		(46.0)		182.4
Net system sales	2,516.8		1,174.9		3,894.7
Sales of systems (in units)	151		70		197
Average selling price of system sales	16.7		16.8		19.8

Value of systems backlog[1]	857.3		2,113.7		3,855.7
Systems backlog (in units)[1]	41		69		157
Average selling price of systems backlog[1]	20.9		30.6		24.6
Average selling price of systems backlog (New)[1]	24.9		33.0		27.7
Average selling price of systems backlog (Used)[1]	4.6		10.0		5.1
NXT systems sold (in units)	—		3		34
Profitability
Gross profit	1,015.5	34.4%	458.4	28.7%	1,955.2	43.4%
Income (loss) from operations[2]	289.2	9.8%	(163.1)	(10.2)%	1,250.7	27.7%
Net income (loss)	322.4	10.9%	(150.9)	(9.5)%	1,021.8	22.7%
Liquidity
Cash and cash equivalents	1,109.2		1,037.1		1,949.8
Operating cash flow[2]	283.0		99.2		940.0

1	In the past, ASML valued net bookings and systems backlog at net system sales value, which does not reflect the full order value because it excludes the value of options and services related to the systems. As of 2010, in order to more adequately reflect the business circumstances, ASML values net bookings and systems backlog at full order value (i.e. including options and services). The comparative figures for 2008 and 2009 have been adjusted in order to reflect this change.
2	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the VIE that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2008 and 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11 to our consolidated financial statements.

Sales
For the longer term, and based on industry analysts IC growth forecasts, we expect our sales level to grow. Our sales levels depend on three growth drivers: market growth, market share growth and a broadening of our product and services scope.

In 2010, net sales increased by 182.4 percent to EUR 4,507.9 million from EUR 1,596.1 million in 2009 (2008: EUR 2,953.7 million). The increase in net sales was caused by an increase in the number of systems sold and an increase in ASP, reflecting the recovery of the semiconductor equipment industry, started in the second half of 2009 and continued in 2010, as customers invested in KrF systems for basic capacity growth and new leading-edge immersion technology in order to enable new technology ramp-ups. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the crisis that began in the second half of 2008 and continued in 2009 (“financial and economic crisis”).

The ASP of our systems increased by 17.9 percent to EUR 19.8 million in 2010 from EUR 16.8 million in 2009 (2008: EUR 16.7 million) resulting from a shift to more leading-edge systems. The ASP of our new systems increased by 14.2 percent to EUR 24.1 million in 2010 from EUR 21.1 million in 2009 (2008: EUR 20.4 million) which was mainly driven by increased sales of our leading-edge technology products (such as XT:1950i and NXT:1950i systems) compared with 2009. The ASP of our used systems decreased by

ASML ANNUAL REPORT 2010

44.3 percent to EUR 4.4 million in 2010 from EUR 7.9 million in 2009 (2008: EUR 4.8 million) which was the result of a shift in the mix of used systems sold toward more low-end system types.

As of December 31, 2010, our systems backlog was valued at EUR 3,855.7 million and included 157 systems with an ASP of EUR 24.6 million. As of December 31, 2009, the systems backlog was valued at EUR 2,113.7 million and included 69 systems with an ASP of EUR 30.6 million. The significant increase in our systems backlog reflects our customers’ NAND Flash memory investments for the high volume ramp-up of new technologies and Foundry/Logic commitments for new strategic fab projects, offset by weakening DRAM lithography demand (albeit at a rate less than originally anticipated). The increase will support both technology shrink as well as an increase in manufacturing capacity. ASP decreased in 2010 compared to 2009 because the systems backlog as of December 31, 2010, includes a broad mix of systems for all chip layers, whereas the systems backlog as of December 31, 2009, mainly included new leading-edge immersion technology.

In 2010, our most advanced volume production immersion system TWINSCAN NXT:1950i, with improved overlay and imaging compared with the TWINSCAN XT immersion systems, continued to ramp-up. The NXT platform enables new generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip. During 2010, 34 TWINSCAN NXT systems were sold.

Profitability
Our general strategy is to seek to achieve income from operations to net sales of 10.0 to 15.0 percent at the downturn point and 25.0 to 30.0 percent at the upturn point over the industry’s business cycle. However in exceptional circumstances, as evidenced by the financial and economic crisis, we could see periods with results from operations that are substantially below our minimum target level.

Income from operations increased to EUR 1,250.7 million, or 27.7 percent of net sales, in 2010 from a loss from operations of EUR 163.1 million, or 10.2 percent of net sales, in 2009 (2008: EUR 289.2 million income from operations, or 9.8 percent of net sales). This EUR 1,413.8 million increase was the result of an increase in sales and the resulting increase in gross profit of EUR 1,496.8 million which was partly offset by an increase in operating expenses (consisting of SG&A and R&D costs) of EUR 83.0 million.

Gross profit increased to EUR 1,955.2 million or 43.4 percent of net sales in 2010 from EUR 458.4 million or 28.7 percent of net sales in 2009 (2008: EUR 1,015.5 gross profit or 34.4 percent of net sales). The higher gross profit was mainly attributable to a significant increase in net sales as a result of the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010 as customers invested in KrF systems for basic capacity growth and in new leading-edge immersion technology, in order to enable new technology ramp-ups. The increase in gross profit was partly offset by increased manufacturing costs as a result of longer lead-times in the first half of 2010. Furthermore, our manufacturing facilities were fully utilized in 2010. In contrast, the first half of 2009 was characterized by the collapse of semiconductor equipment demand as a result of the financial and economic crisis. Although the recovery of the semiconductor equipment industry started in the second half of 2009, the full year 2009 gross margin was negatively impacted by very low net sales and underutilization of capacity in the first half of 2009.

Operating expenses showed an increase of EUR 83.0 million in 2010 compared with 2009. R&D costs increased by EUR 56.7 million, or 12.1 percent resulting from increased spending on our strategic programs, in particular immersion, double patterning and EUV. SG&A costs increased by EUR 26.3 million, or 17.0 percent as a result of both higher sales levels and increased costs to implement and support IT solutions and costs for improvement programs (mainly employee development costs).

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles.

Net income in 2010 amounted to EUR 1,021.8 million, or 22.7 percent of net sales, representing EUR 2.35 net income per ordinary share, compared with net loss in 2009 of EUR 150.9 million, or 9.5 percent of net sales, representing EUR 0.35 net loss per ordinary share (2008: net income of EUR 322.4 million or 10.9 percent of net sales, representing EUR 0.75 net income per ordinary share).

Liquidity
As part of our financing policy we seek to maintain a strategic level of cash and cash equivalents of between EUR 1.0 and 1.5 billion. In addition to dividend payments, to the extent the level of cash and cash equivalents exceeds this target level and there are no investment opportunities that we wish to pursue, we intend to return cash to our shareholders through share buybacks or repayment of capital.

ASML ANNUAL REPORT 2010

Our cash and cash equivalents increased to EUR 1,949.8 million as of December 31, 2010 from EUR 1,037.1 million as of December 31, 2009. We generated cash from operating activities of EUR 940.0 million in 2010. Furthermore, we generated cash from financing activities of EUR 92.7 million, mainly reflecting deposits from customers of EUR 150.0 million and net proceeds from issuance of shares and stock options of EUR 31.0 million, partly offset by a cash outflow from our 2010 dividend payment (EUR 87.0 million). An amount of EUR 124.9 million of cash was used in investing activities mainly related to machinery and equipment and the start of the second part of the EUV and NXT production facilities in Veldhoven, the Netherlands.

The Company’s available credit facilities amount to EUR 700.0 million and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. No amounts were outstanding under these facilities during 2010.

ASML did not repurchase any shares in 2010.  The cumulative amount returned to shareholders in the form of share buybacks and capital repayment between May 2006 and December 2010 was EUR 2,137.7 million. As announced on January 19, 2011, ASML intends to repurchase up to EUR 1.0 billion of its own shares within the next two years and to increase dividend pay-out in respect of 2010 to EUR 0.40 per ordinary share of EUR 0.09 (subject to approval of the 2011 Annual General Meeting of Shareholders).

In April 2010, the Company paid a dividend of EUR 0.20 per outstanding ordinary share of EUR 0.09 or EUR 87.0 million in total. A proposal will be submitted to the Annual General Meeting of Shareholders on April 20, 2011, to declare a dividend for 2010 of EUR 0.40 per outstanding ordinary share of EUR 0.09.

A. Operating Results

Critical accounting policies using significant estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates. We evaluate our estimates continually and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

In 2010, we shipped our first second-generation EUV system to a customer’s manufacturing site, and as a result, we deferred revenue from new technology systems for an amount of EUR 38.5 million as of December 31, 2010 (2009 and 2008: no revenue from new technology was deferred). During 2010, 2009 and 2008, the Company did not recognize any revenue from new technology that had previously been deferred.

In connection with the introduction of new technology, such as our second-generation EUV systems, we initially defer revenue recognition until completion of installation and acceptance of the new technology based system at customer premises. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the period in which the deferral occurred and on the succeeding periods. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 12 years, has occurred on only two occasions: 2010 (EUV) and 1999 (TWINSCAN).

ASML ANNUAL REPORT 2010

With respect to the third-generation EUV systems which are expected to be available for shipment to customers from 2012 onwards, the Company is currently assessing the conditions upon which revenue would be recognized and whether or not amounts should be deferred. Any such deferral of revenues could have a material effect on ASML’s results of operations for the period in which the deferral occurred and on the succeeding periods.

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2010 and 2009 ASML had no repurchase commitments.

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”) except the fair value of the prepaid extended and enhanced (optic) warranty contracts, which is based on the list price. VSOE is determined based upon the prices that we charge for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services as of December 31, 2010 amounted to EUR 10.1 million (2009: EUR 3.0 million) and EUR 12.7 million (2009: EUR 10.4 million), respectively.

The deferred revenue balance from prepaid extended and enhanced (optic) warranty contracts as of December 31, 2010, amounted to EUR 243.4 million (2009: EUR 125.9 million).

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer volume discounts to certain customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Revenues are recognized excluding the taxes levied on revenues (net basis).

Warranty
We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. On a semi-annual basis, the Company assesses, and updates if necessary, its accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2010 and 2009, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on the Company’s consolidated statements of operations and per

ASML ANNUAL REPORT 2010

share amounts. For 2008, the impact of the change in accounting estimate on the consolidated statements of operations and per share amounts was as follows:

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

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The test is based on a two-step approach for each reporting unit in which goodwill has been recorded. First, recoverability is tested by comparing the carrying amount of the reporting unit including goodwill with the fair value of the reporting unit, being the sum of the discounted future cash flows. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. Goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

All of ASML’s goodwill as of December 31, 2010 relates to the acquisition of Brion in March 2007. For the purpose of impairment testing, goodwill is allocated to the reporting unit Brion. The fair value of the reporting unit Brion is calculated based on the discounted cash flow method (income approach). These calculations use after-tax discounted cash flow projections based on a strategic plan approved by management.

The material assumptions used by management for the fair value calculation of the reporting unit (based on past experience) are:

•	Cash flow projections for the coming five years are based on a significant growth scenario, reflecting the start-up nature of Brion. Projections are built bottom-up, using estimates for revenue, gross profit, R&D costs and SG&A costs.
•	Brion would reach maturity in the final year of this five year period and grow at a weighted average growth rate of 3.0 percent from then onwards, which Management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.
•	A post-tax discount rate of 13.1 percent representing Brion’s weighted average cost of capital (“WACC”) based on market participants’ view, was determined using an adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC was assumed to equal Brion’s cost of equity. The discount rate decreased compared with the prior year, reflecting the recovery of the semiconductor equipment industry.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting unit substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2010 and December 31, 2009.

ASML performed sensitivity analyses on each of these assumptions and concluded that any reasonably likely change in these assumptions would not have caused the carrying amount of Brion to exceed its fair value. A discussion of the sensitivity analysis is set out below:

•	Estimated cash flows associated with Brion’s operations after the initial five year period accounted for 70.9 percent of the reporting unit’s estimated fair value, based on the assumed 3.0 percent growth rate. Assuming Management’s estimate of cash flows for the initial five year period is unchanged; growth in subsequent years could reduce to zero percent without Brion’s estimated fair value falling below its carrying amount of EUR 201.9 million. Management does not believe, however, that such a long-term no growth scenario is reasonably likely, given that the long-term historical growth rate of the lithography industry exceeds 3.0 percent.
•	The estimated cash flows associated with Brion’s initial five year period including the estimated cash flows after the initial five year period, could be reduced by up to 26.5 percent without causing the fair value of Brion to decrease below its carrying amount of EUR 201.9 million. Management does not believe that such a decline is reasonably likely based on Management’s future expectations on the development of these cash flows.
•	The discount rate used in the fair value calculation could increase from 13.1 percent to 16.1 percent without causing the fair value of Brion to decrease below its carrying amount of EUR 201.9 million. Management does not believe such an increase is reasonably likely.

ASML ANNUAL REPORT 2010

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with the fair value being the sum of the undiscounted future cash flows. Second, if the carrying amount of the other intangible assets and property, plant and equipment is higher than the fair value the assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.

In determining the fair value of a reporting unit or an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of the semiconductor market conditions and our sales and cost expectations, which are consistent with the plans and estimates that we use to manage our business. We also make estimates and assumptions concerning WACC and future inflation rates.

It is possible that the outcome of the plans, estimates and assumptions used may differ from our estimates, which may require impairment of certain long-lived assets, including goodwill. Future adverse changes in market conditions may also require impairment of certain long-lived assets, including goodwill.

During 2010, we recorded impairment charges of EUR 8.6 million in property, plant and equipment of which we recorded EUR 7.3 million in cost of sales, EUR 0.7 million in R&D costs and EUR 0.6 million in SG&A costs. We did not record any impairment charges in other intangible assets. The Company impaired several technical infrastructure items which will cease to be used during the expected economic life due to technical changes relating to NXE (EUV) development. The impairment charges were determined based on the difference between the assets’ value in use (being EUR 0.4 million) and their carrying amount.

Inventories
Inventories, including spare parts and lenses, are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our requirements based on the expected demand and resulting manufacturing forecast. In determining inventory allowances, we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual requirements were to be lower than estimated, additional inventory allowances for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2010, the allowance for inventory obsolescence amounted to EUR 189.2 million (2009: EUR 205.2 million).

In 2010, additions to the allowance mainly relate to certain obsolete parts due to technological developments and design changes. This was more than offset by the utilization of the provision which mainly relates to sale and scrap of impaired inventories. In 2010, ASML made EUR 68.7 million profit on the sale of inventories that had been previously written down (2009: EUR 64.8 million).

In 2009, the increase was mainly due to a reassessment by the Company of expected future demand based on the unexpected customers’ response to the financial and economic crisis.

Accounts receivable
A majority of our accounts receivable are derived from sales to a limited number of large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, management takes into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as letters of credit, down payments and retention of ownership provisions in contracts, before shipping systems to certain customers, which are intended to recover the systems in the event a customer defaults on payment. We have not incurred any material accounts receivable credit losses during the past three years. Our three largest customers (based on net sales) accounted for 42.4 percent of accounts receivable at December 31, 2010, compared with 44.0 percent at December 31, 2009. A business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect our business, financial condition and results of operations.

ASML ANNUAL REPORT 2010

Provisions
Employee contract termination benefits are payable when employment is terminated before an eligible employee’s normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. ASML recognizes employee contract termination benefits when ASML is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan where there is no possibility of withdrawal, or when ASML provides termination benefits as a result of an offer made to encourage voluntary redundancy. The timing of recognition and measurement of the provision for employee contract termination benefits depends on whether employees are required to render service until their employment is terminated in order to receive the termination benefits. If employees are not required to render services beyond the minimum retention period, the provision will be recognized at the communication date. If employees are required to render services beyond the minimum retention period the provision will be recognized ratably over the future service period. The provisions are measured at fair value. As of December 31, 2010, the provision for employee contract termination benefits was fully utilized.

Provisions for lease contract termination costs are recognized when costs will continue to be incurred under a contract for its remaining term without economic benefit to the Company and the Company ceases using the rights conveyed by the contract. The provisions are measured at fair value which is determined based on the remaining lease payments reduced by the estimated sublease payment that could be reasonably obtained.

As of December 31, 2010, the provision for lease contract termination costs amounted to EUR 14.1 million (2009: EUR 15.2 million) and relates to an operating lease contract for a building for which no economic benefits are expected.

Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 17 to our consolidated financial statements. In connection with these proceedings and claims, management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. In 2010, an amount of EUR 1.5 million loss was recorded as a charge to the Company’s consolidated statements of operations (2009 and 2008: no estimated losses were recorded). Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in expensive and protracted litigation, the outcome of which is uncertain.

We accrue legal costs related to litigation in our consolidated statements of operations at the time when the related legal services are actually provided to us.

Share-based compensation expenses
The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant-date fair value of stock options and stock. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a euro government bond with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) on the grant-date.

The grant-date fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of operations in the period in which the revision is determined, with a corresponding adjustment to equity.

We make quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. We have selected the alternative transition method (under ASC 718) in order to calculate the tax pool.

Our current share-based payment plans do not provide for cash settlement of options and stock.

ASML ANNUAL REPORT 2010

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

We continuously assess our ability to realize our deferred tax assets resulting, among others, from net operating loss carry-forwards. The total amount of tax effect of the loss carry-forward as of December 31, 2010 was EUR 27.8 million (2009: EUR 107.1 million), which resides with ASML US, Inc. and US based subsidiaries of ASML US Inc. We believe that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations and possible tax planning alternatives available to us.

Consistent with the provisions of ASC 740, as of December 31, 2010, ASML has a liability for unrecognized tax benefits of EUR 162.1 million (2009: EUR 133.3 million). An amount of EUR 143.9 million of this liability for unrecognized tax benefits is classified as non-current deferred and other tax liabilities because payment of cash is not expected within one year, while an amount of EUR 18.2 million of this liability for unrecognized tax benefits is classified as current deferred and other tax liabilities because payment of cash is expected within one year. The 2009 liability for unrecognized tax benefits was classified as non-current deferred and other tax liabilities since at that time, payment of cash was not expected within one year. The total liability for unrecognized tax benefits, if reversed, would have a favorable effect on the Company’s effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the (provision for) benefit from income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheets of December 31, 2010 amounted to EUR 33.8 million (2009: EUR 28.5 million). Accrued interest and penalties recorded in the consolidated statements of operations of 2010 amounted to EUR 5.3 million (2009: EUR 4.9 million; 2008: EUR 2.1 million) and are included under (provision for) benefit from income taxes.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31	2009	2010
(in millions)	EUR	EUR
Balance, January 1	124.2	133.3
Gross increases — tax positions in prior period	6.4	8.6
Gross decreases — tax positions in prior period	(1.8)	(1.1)
Gross increases — tax positions in current period	10.6	24.7
Settlements	(4.3)	(3.4)
Lapse of statute of limitations	(1.8)	—

Total liability for unrecognized tax benefits	133.3	162.1
Less: current portion of liability for unrecognized tax benefits	—	18.2
Non-current portion of liability for unrecognized tax benefits	133.3	143.9

For the year ended December 31, 2010, there were no material changes compared to 2009 related to the liability for unrecognized tax benefits that impacted the Company’s effective tax rate.

The Company estimates that the total liability for unrecognized tax benefits will decrease by EUR 30.0 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to a cash payment in order to be able to contest the assessment, expected settlements and expiration of statute of limitations.

The Company is subject to tax audits in its major tax jurisdictions for years from and including 2007 onwards in the Netherlands, for years from and including 2004 onwards for Hong Kong, and for years from and including 2001 onwards for the United States. In the course of such audits, local tax authorities may challenge the positions taken by the Company. For the years 2004 and 2005, the applicable tax rate of taxable profits is subject to tax audits in certain tax jurisdictions.

In December 2010, ASML reached agreement with the Dutch fiscal authorities regarding the application of the “Innovation Box”, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax

ASML ANNUAL REPORT 2010

ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. While the Company’s domestic nominal rate was 25.5 percent in 2010, for the ASML entities in the Dutch fiscal group, the tax rate is effectively reduced as a result of the Innovation Box effect for current and prior years. As a result certain Dutch deferred tax assets, Dutch deferred tax liabilities and other taxes will be realized in future years against the reduced effective tax rate resulting from the Innovation Box. The net effect amounts to EUR 26.8 million (loss) or 2.2 percent of income from operations before income taxes. The Innovation Box effect for the current year amounts to EUR 93.5 million (gain) or 7.5 percent of income from operations before income taxes.

In 2010, ASML recognized tax benefit of EUR 25.6 million or 2.1 percent of income from operations before income taxes mainly attributable to the application of the Innovation Box for prior years, which had a favorable effect on the effective tax rate for 2010 (EUR 37.5 million including interest or 3.0 percent).

At the end of 2010, the Dutch government enacted a tax rate reduction from 25.5 percent in 2010 to 25.0 percent in 2011. As a result, the value of certain Dutch deferred tax assets and liabilities was reduced by EUR 0.4 million (loss).

Results of Operations
The following discussion and analysis of results of operations should be viewed in the context of the risks affecting our business strategy, described in Item 3.D. “Risk Factors”.

Set out below our consolidated statements of operations data for the three years ended December 31, 2010:

Year ended December 31	2008	2009	2010
(in millions)	EUR	EUR	EUR
Total net sales	2,953.7	1,596.1	4,507.9
Cost of sales	1,938.2	1,137.7	2,552.7
Gross profit on sales	1,015.5	458.4	1,955.2
Research and development costs	516.1	466.8	523.4
Selling, general and administrative costs[1]	210.2	154.7	181.1
Income (loss) from operations[1]	289.2	(163.1)	1,250.7
Interest income (expense), net[1]	20.5	(8.4)	(8.2)
Income (loss) from operations before income taxes	309.7	(171.5)	1,242.5
(Provision for) benefit from income taxes	12.7	20.6	(220.7)
Net income (loss)	322.4	(150.9)	1,021.8

1	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the VIE that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2008 and 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11 to our consolidated financial statements.

Set out below are our consolidated statements of operations from operations data for the three years ended December 31, 2010, expressed as a percentage of our total net sales:

Year ended December 31
(as a percentage of net sales)	2008	2009	2010
Total net sales	100.0	100.0	100.0
Cost of sales	65.6	71.3	56.6
Gross profit on sales	34.4	28.7	43.4
Research and development costs	17.5	29.2	11.6
Selling, general and administrative costs[1]	7.1	9.7	4.1
Income (loss) from operations[1]	9.8	(10.2)	27.7
Interest income (expense), net[1]	0.7	(0.5)	(0.1)
Income (loss) from operations before income taxes	10.5	(10.7)	27.6
(Provision for) benefit from income taxes	0.4	1.2	(4.9)
Net income (loss)	10.9	(9.5)	22.7

1	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the VIE that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2008 and 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11 to our consolidated financial statements.

ASML ANNUAL REPORT 2010

Results of operations 2010 compared with 2009

Net sales and gross profit
The following table shows a summary of net sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2009 and 2010.

		2009			2010
	First	Second	Full	First	Second	Full
	half year	half year	year	half year	half year	year
Net sales (EUR million)	460.2	1,135.9	1,596.1	1,810.5	2,697.4	4,507.9
Net system sales (EUR million)	284.4	890.5	1,174.9	1,554.6	2,340.1	3,894.7
Net service and field option sales (EUR million)	175.8	245.4	421.2	255.9	357.3	613.2
Total sales of systems (in units)	21	49	70	77	120	197
Total sales of new systems (in units)	11	36	47	58	96	154
Total sales of used systems (in units)	10	13	23	19	24	43
Gross profit as a percentage of net sales	10.2	36.2	28.7	41.9	44.4	43.4
ASP of system sales (EUR million)	13.5	18.2	16.8	20.2	19.5	19.8
ASP of new system sales (EUR million)	20.1	21.5	21.1	25.7	23.1	24.1
ASP of used system sales (EUR million)	6.3	9.1	7.9	3.4	5.2	4.4

Net sales increased by EUR 2,911.8 million, or 182.4 percent to EUR 4,507.9 million in 2010 from EUR 1,596.1 million in 2009. The increase in net sales mainly resulted from an increase in net system sales of EUR 2,719.8 million, or 231.5 percent to EUR 3,894.7 million in 2010 from EUR 1,174.9 million in 2009. Net service and field option sales increased to EUR 613.2 million in 2010 from EUR 421.2 million in 2009. The number of systems sold increased by 181.4 percent to 197 systems in 2010 from 70 systems in 2009. This increase was caused by the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010, as customers invested in KrF systems for basic capacity growth and new leading-edge immersion technology in order to enable new technology ramp-ups. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the financial and economic crisis.

The ASP of our systems increased by 17.9 percent to EUR 19.8 million in 2010 from EUR 16.8 million in 2009 (2008: EUR 16.7 million) resulting from a shift to more leading-edge systems. The ASP of our new systems increased by 14.2 percent to EUR 24.1 million in 2010 from EUR 21.1 million in 2009 (2008: EUR 20.4 million) which was mainly driven by increased sales of our leading-edge technology products (such as XT:1950i and NXT:1950i systems) compared with 2009.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2010 increased to 43 from 23 in 2009. The ASP of our used systems decreased by 44.3 percent to EUR 4.4 million in 2010 from EUR 7.9 million in 2009 which was the result of a shift in the mix of used systems sold toward more low-end system types.

Through 2010, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2010, sales to our largest customer accounted for EUR 1,270.8 million, or 28.2 percent of our net sales. In 2009, sales to our largest customer accounted for EUR 348.8 million, or 21.9 percent of our net sales.

Gross profit increased to 1,955.2 million or 43.4 percent of net sales in 2010 from EUR 458.4 million or 28.7 percent of net sales in 2009 (2008: EUR 1,015.5 gross profit or 34.4 percent of net sales). The higher gross profit was mainly attributable to the significant increase in net sales resulting from the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010 as customers invested in KrF systems for basic capacity growth and in new leading-edge immersion technology, in order to enable new technology ramp-ups. The increase in gross profit was partly offset by increased manufacturing costs as a result of longer lead-times in the first half of 2010. Our manufacturing facilities were fully utilized. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the financial and economic crisis. Although the recovery of the semiconductor equipment industry started in the second half of 2009, the full year 2009 gross margin was negatively impacted by very low net sales and underutilization of capacity in the first half of 2009.

We started 2010 with a systems backlog of 69 systems. In 2010, we booked orders for 285 systems, received order cancellations or push-outs beyond 12 months for 0 systems and recognized sales for 197 systems. This resulted in a systems backlog of 157

ASML ANNUAL REPORT 2010

as of December 31, 2010. The total value of our systems backlog as of December 31, 2010 amounted to EUR 3,855.7 million with an ASP of EUR 24.6 million, compared with a systems backlog of EUR 2,113.7 million with an ASP of EUR 30.6 million as of December 31, 2009.

The significant increase in our systems backlog reflects our customers’ NAND Flash memory investments for the high volume ramp-up of new technologies and Foundry/Logic commitments for new strategic fab projects, offset by weakening DRAM lithography demand (albeit at a rate less than originally anticipated). The increase will support both technology shrink as well as an increase in manufacturing capacity. The systems backlog as of December 31, 2010, includes a broad mix of systems for all chip layers.

Research and development costs
R&D costs (net of credits) increased by EUR 56.7 million, or 12.1 percent to EUR 523.4 million in 2010, or 11.6 percent of net sales, from EUR 466.8 million in 2009, or 29.2 percent of net sales. This increase reflects the acceleration of strategic investment in technology leadership in 2010 through investments in the development and enhancement of the next-generation TWINSCAN systems based on immersion, double patterning and EUV.

Selling, general and administrative costs
SG&A costs increased by EUR 26.3 million, or 17.0 percent as a result of both a higher sales level and costs to implement and support IT solutions and costs for improvement programs (mainly employee development costs).

Interest income (expense), net
Net interest expense in 2010 was largely unchanged compared with 2009 (2010: EUR 8.2 million; 2009: EUR 8.4 million). Interest income relates to interest earned on our cash and cash equivalents and was more than offset by net interest expense on our outstanding debt in both 2010 and 2009.

Income taxes
The effective tax rate was 17.8 percent of income from operations before income taxes in 2010, compared with 12.0 percent of loss from operations before income taxes in 2009. In 2009, ASML recognized tax expense of EUR 36.3 million or 21.2 percent of loss from operations before income taxes attributable to the reversal of the 2007 Royalty Box benefit which had an unfavorable impact on the effective tax rate for 2009 (EUR 43.5 million including interest or 25.4 percent). In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of 2007, as management at that time expected that a clean start of the Innovation Box (which under Dutch law replaced the Royalty Box as of January 1, 2010) in 2010 would result in a higher cumulative benefit for ASML.

In December 2010, ASML reached agreement with the Dutch fiscal authorities regarding the application of the “Innovation Box”, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. While the Company’s domestic nominal rate was 25.5 percent in 2010, for the ASML entities in the Dutch fiscal group, the tax rate is effectively reduced as a result of the Innovation Box effect for current and prior years. As a result certain Dutch deferred tax assets, Dutch deferred tax liabilities and other taxes will be realized in future years against the reduced effective tax rate resulting from the Innovation Box, the effect amounts to EUR 26.8 million (loss) or 2.2 percent of income from operations before income taxes.

In 2010, ASML recognized tax benefit of EUR 25.6 million or 2.1 percent of income from operations before income taxes mainly attributable to the application of the Innovation Box for prior years, which had a favorable effect on the effective tax rate for 2010 (EUR 37.5 million including interest or 3.0 percent). The Innovation Box effect for the current year amounts to EUR 93.5 million (gain) or 7.5 percent of income from operations before income taxes.

At the end of 2010, the Dutch government enacted a tax rate reduction from 25.5 percent in 2010 to 25.0 percent in 2011. As a result, the value of certain Dutch deferred tax assets and liabilities was reduced by EUR 0.4 million (loss).

ASML ANNUAL REPORT 2010

Results of operations 2009 compared with 2008

Net sales and gross profit
The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2008 and 2009.

		2008			2009
	First	Second	Full	First	Second	Full
	half year	half year	year	half year	half year	year
Net sales (EUR million)	1,763.4	1,190.3	2,953.7	460.2	1,135.9	1,596.1
Net system sales (EUR million)	1,545.6	971.2	2,516.8	284.4	890.5	1,174.9
Net service and field option sales (EUR million)	217.8	219.1	436.9	175.8	245.4	421.2
Total sales of systems (in units)	89	62	151	21	49	70
Total sales of new systems (in units)	74	41	115	11	36	47
Total sales of used systems (in units)	15	21	36	10	13	23
Gross profit as a percentage of net sales	40.3	25.6	34.4	10.2	36.2	28.7
ASP of system sales (EUR million)	17.4	15.7	16.7	13.5	18.2	16.8
ASP of new system sales (EUR million)	20.0	21.2	20.4	20.1	21.5	21.1
ASP of used system sales (EUR million)	4.6	4.9	4.8	6.3	9.1	7.9

Net sales decreased by EUR 1,357.6 million or 46.0 percent to EUR 1,596.1 million in 2009 from EUR 2,953.7 million in 2008. The decrease in net sales mainly relates to a decrease in net system sales of EUR 1,341.9 million or 53.3 percent to EUR 1,174.9 million in 2009 from EUR 2,516.8 million in 2008 mainly attributable to a lower number of systems sold. Net service and field option sales decreased to EUR 421.2 million in 2009 from EUR 436.9 million in 2008.

The number of systems sold decreased by 53.6 percent to 70 systems in 2009 from 151 systems in 2008. The year 2009 was characterized by the financial and economic crisis which has led to lower overall semiconductor end-demand. Against this background, in the first half of 2009, our customers implemented inventory corrections, production capacity adjustments and experienced a lack of capital. In the second half of 2009, non-leading-edge production capacity additions were still delayed. However, demand increased compared with the first half of 2009 as our customers invested in leading-edge immersion technology, with DRAM customers introducing new memory devices and Foundry customers beginning to ramp-up 40 nm products.

The ASP of our systems increased by 0.6 percent to EUR 16.8 million in 2009 from EUR 16.7 million in 2008. This slight increase was mainly driven by an increased ASP of our leading-edge technology systems sold due to shipment of our new TWINSCAN NXT systems, partly offset by the increased number of used systems sold compared with total number of systems sold (2009: 32.9 percent; 2008: 23.8 percent) reflecting our customers’ response to the financial and economic crisis.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2009 decreased to 23 from 36 in 2008. The ASP for used systems increased to EUR 7.9 million in 2009 from EUR 4.8 million in 2008, reflecting a further shift from our older PAS family to our newer TWINSCAN family.

Through 2009, 18 of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2009, sales to our largest customer accounted for EUR 348.8 million, or 21.9 percent of our net sales. In 2008, sales to our largest customer accounted for EUR 754.4 million, or 25.5 percent of our net sales.

Gross profit decreased to EUR 458.4 million or 28.7 percent of net sales in 2009 from EUR 1,015.5 million or 34.4 percent of net sales in 2008. The lower gross profit was mainly attributable to a significant decrease in net sales as a result of the collapse of demand for semiconductor equipment caused by the financial and economic crisis. 2009 Gross margin was favorably impacted by the absence of restructuring and impairment charges that were included in 2008 gross margin and the profit on the sale of inventories that had been previously written down. However, this was more than offset by the increased portion of used systems sold, with a lower margin, as a percentage of total systems sold in 2009 compared with 2008 and underutilization of our production facilities, mainly in the first half of 2009.

We started 2009 with a systems backlog of 41 systems. In 2009, we booked orders for 108 systems, received order cancellations or push-outs beyond 12 months for 10 systems and recognized sales for 70 systems. This resulted in a systems backlog of 69

ASML ANNUAL REPORT 2010

systems as of December 31, 2009. The total value of our systems backlog as of December 31, 2009 amounted to EUR 2,113.7 million with an ASP of EUR 30.6 million, compared with a systems backlog of EUR 857.3 million with an ASP of EUR 20.9 million as of December 31, 2008.

The significantly increased value and number of systems backlog reflects the accelerated technology investments by our customers in the DRAM memory segments and technology and capacity investments by our customers in the Foundry segments after a period of very low capital investment. The increase in ASP of our systems in the systems backlog mainly results from a relatively low proportion of used systems compared with December 31, 2008 and a high number of new immersion systems included.

Research and development costs
R&D costs decreased by EUR 49.4 million or 9.6 percent to EUR 466.8 million in 2009, or 29.2 percent of net sales, from EUR 516.1 million in 2008, or 17.5 percent of net sales. This decrease reflects the operational savings in R&D, and is limited because we continued strategic investment in technology leadership in 2009 through investments in the development and enhancement of the next-generation TWINSCAN systems based on immersion, double patterning and EUV.

Selling, general and administrative costs
SG&A costs decreased by EUR 55.4 million or 26.4 percent to EUR 154.8 million in 2009, or 9.7 percent of net sales, from EUR 210.2 million in 2008, or 7.1 percent of net sales, as a result of our cost savings program.

Interest income (expense), net
Net interest decreased to EUR 8.4 million expense in 2009 from EUR 20.4 million income in 2008. Our interest income relates to interest earned on our cash and cash equivalents. In 2009 interest income decreased as a result of a lower average cash balance and significant lower interest rates. Interest income was more than offset by net interest expense on our outstanding debt. While operating cash flows remained positive, the average cash balance decreased mainly as a result of the dividend paid in 2009 and cash used for capital expenditures.

Income taxes
The effective tax rate was 12.0 percent of loss from operations before income taxes in 2009, compared with -4.1 percent of income from operations before income taxes in 2008.

In 2008, ASML recognized income tax benefit of EUR 80.4 million or 26.0 percent of income from operations before income taxes mainly attributable to three main items on which the Company reached agreement with the Dutch tax authorities (EUR 69.8 million including interest or 22.5 percent). These items were the treatment of taxable income related to ASML’s patent portfolio (application of the “Royalty Box”) in 2007, the valuation of intellectual property rights acquired in the past against historical exchange rates, and the treatment of taxable income related to a temporarily depreciated investment in ASML’s United States subsidiary, all of which had a favorable impact on the effective tax rate for 2008. In 2009, ASML recognized tax expense of EUR 43.5 million or 25.4 percent of loss from operations before income taxes attributable to the reversal of the 2007 Royalty Box benefit, which had an unfavorable impact on the effective tax rate for 2009. In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of 2007 as management expects that a clean start of the Innovation Box (which under Dutch law replaces the Royalty Box as of January 1, 2010) in 2010 and beyond will result in a higher cumulative benefit for ASML.

Foreign Exchange Management
See Item 3.D. “Risk Factors, Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 3 to our consolidated financial statements.

New U.S. GAAP Accounting Pronouncements
In 2010, ASML adopted Variable Interest Entities Subsections of ASC 810 “Consolidation” (previously Statement 167, “Amendments to FASB Interpretation No. 46(R)). The Variable Interest Entities Subsections (ASC 810-10) clarify the application of the general Subsections to certain legal entities in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics:

a. The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance

b. The obligation to absorb the expected losses of the legal entity; and

c. The right to receive the expected residual returns of the legal entity.

ASML ANNUAL REPORT 2010

Paragraph 810-10-10-1 states that consolidated financial statements are usually necessary for a fair presentation if one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the other entities. Paragraph 810-10-15-8 states that the usual condition for a controlling financial interest is ownership of a majority voting interest. However, application of the majority voting interest requirement in the General Subsections of this Subtopic to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. The reporting entity with a variable interest or interests that provide the reporting entity with a controlling financial interest in a variable interest entity (VIE) will have both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Variable Interest Entities Subsections explain how to identify VIEs and how to determine when a reporting entity should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. As a result of the adoption of ASC 810, the Company consolidates its Variable Interest Entity that owns ASML’s headquarters in the Netherlands as of January 1, 2010, because ASML is considered to have a controlling interest in the VIE as a result of the criteria above. The comparative figures have been adjusted in order to reflect this new ASC. The impact on the consolidated balance sheets as of December 31, 2009, and December 31, 2010, is as follows:

As of December 31	2009	2010
(in millions)	EUR	EUR
Property, plant and equipment	36.7	35.2
Long-term debt	36.7	35.2

The adoption of ASC 810 did not have any impact on the Company’s net income, earnings per ordinary share and retained earnings; however an immaterial amount was reclassified from SG&A to interest expense. See Note 11 to our consolidated financial statements for more information.

In January 2010, the EITF reached final consensus on ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. This ASU amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU is effective for annual reporting periods beginning after December 15, 2009. Level 3 related amendments are effective for annual periods beginning after December 15, 2010. The adoption of the ASU did not have any impact on the Company’s consolidated financial statements but resulted in some additional disclosures, see Note 2 to our consolidated financial statements. The Company is currently assessing the impact of the Level 3 related amendments.

In 2010, ASML adopted ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. This ASU is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The objective of the amendments is for an entity to provide disclosures that facilitate financial statement users’ evaluation of the following: the nature of credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. The adoption of the ASU did not have any impact on the Company’s consolidated financial statements but resulted in some additional disclosures, see Note 6 to our consolidated financial statements.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 820-10-65-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This ASC provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820, “Fair Value Measurements”. The ASC relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The ASC is effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2009 and should be applied prospectively. The adoption of the ASC did not have any impact on the Company’s consolidated financial statements.

ASML ANNUAL REPORT 2010

In 2010, ASML adopted ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”. This ASU amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent event procedures. The adoption of this ASU did not have any impact on the Company’s consolidated financial statements.

In September 2009, the Emerging Issues Task Force (“EITF”) reached final consensus on Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 amends the current guidance on arrangements with multiple deliverables (ASC 605-25) to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account (i.e. separate elements of the sales agreement), (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. The final consensus is effective for financial years beginning after June 15, 2010. The Company anticipates that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In September 2009, the EITF reached final consensus on ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”. ASU 2009-14 amends the scoping guidance for software arrangements (ASC 985-605) to exclude tangible products that contain software elements and non-software elements that function together to interdependently deliver the product’s essential functionality. ASU 2009-14 also provides considerations and examples for entities applying this guidance.

This issue will be effective prospectively for new or materially modified agreements entered into in financial years beginning on or after June 15, 2010. The Company anticipates that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

B. Liquidity and Capital Resources
ASML generated cash from operating activities of EUR 940.0 million, EUR 99.2 million and EUR 283.0 million in 2010, 2009 and 2008, respectively. Cash provided by operating activities in 2010 mainly relates to increased sales levels as a result of the recovery of the semiconductor equipment industry. The primary components of cash provided by operating activities in 2010 were cash inflows reflecting the net income of EUR 1,021.8 million and non-cash items such as depreciation (EUR 151.4 million), inventory obsolescence (EUR 55.7 million), deferred income taxes (EUR 28.1 million) and cash outflows as a result of changes in assets and liabilities (EUR 339.3 million). The changes in assets and liabilities resulting from the increased production volume, mainly relate to higher accounts receivables (EUR 748.9 million) and higher inventories (EUR 706.2 million), partly offset by higher other liabilities (EUR 862.9 million) and higher accounts payable (EUR 350.2 million).

ASML used EUR 124.9 million for investing activities in 2010 and EUR 98.1 million in 2009 (2008: EUR 259.8 million). The 2010 investing activities are mainly related to machinery and equipment and the start of the second part of the EUV and NXT production facilities in Veldhoven, the Netherlands. The majority of the 2009 and 2008 expenditures were attributable to the finalization of the first part of the construction of the new production facilities in Veldhoven, the Netherlands. The 2008 expenditures also included the finalization of the construction of ACE.

Net cash provided by financing activities was EUR 92.7 million in 2010 compared with net cash used in financing activities of EUR 74.9 million in 2009 (2008: EUR 186.5 million). In 2010 net cash provided by financing activities included EUR 150.0 million cash inflow from deposits from customers and 31.0 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options, partly offset by EUR 87.0 million cash outflow for our dividend payment. In 2009 net cash used in financing activities included EUR 86.5 million as a result of the dividend payment and EUR 11.1 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options. In 2008, cash used in financing activities mainly included EUR 107.8 million for our dividend payment, EUR 87.6 million for share buyback programs and EUR 11.5 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options.

ASML’s principal sources of liquidity consist of EUR 1,949.8 million of cash and cash equivalents as of December 31, 2010, EUR 700.0 million of available credit facilities as of December 31, 2010 and expected future cash flows from operations.

The Company’s available credit facilities amount to EUR 700.0 million as of December 31, 2010 and December 31, 2009 and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. In May 2010, the Company, in line with its financing policy, cancelled its EUR 500.0 million credit facility that was due to expire in May 2012 and replaced it with a new EUR 500.0 million credit facility from the same group of banks. The new credit facility has a term of five years and contains the same restrictive covenant as the credit facility it replaced. This covenant requires the Company to maintain a minimum committed capital to net total assets ratio of 40 percent calculated in accordance with contractually agreed definitions. As of December 31, 2010, and December 31, 2009, this ratio was 78.0 percent and 85.7 percent, respectively. Therefore, the Company was in compliance with the covenant at the end of 2010 and 2009. Outstanding amounts under this credit facility will bear interest

ASML ANNUAL REPORT 2010

at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2010 and 2009.

The EUR 200.0 million loan facility is related to the Company’s EUV investment efforts and was entered into during the first half of 2009. In June 2010, the Company and the European Investment Bank agreed to extend the availability period of the EUR 200.0 million loan facility by six months, allowing the Company to draw the facility up to March 31, 2011. When drawn, the loan is repayable in annual installments starting four years after drawdown, with a final repayment seven years after drawdown. This facility contains a covenant that restricts indebtedness, as contractually defined, to a maximum amount of EUR 2,300.0 million. As of December 31, 2010, and December 31, 2009, this indebtedness amounted to EUR 1,319.2 million and EUR 1,319.0 million, respectively. Therefore, the Company was in compliance with this covenant at the end of 2010 and 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility during 2010 and 2009.

The Company currently does not expect any difficulty in continuing to meet its covenant requirements.

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

We expect that our capital expenditures (purchases of property, plant and equipment) in 2011 will be approximately EUR 350.0 million, exceeding 2010 capital expenditures of EUR 128.7 million. Capital expenditures in 2011 will mainly consist of investments in capacity expansion of EUV and NXT production facilities as a result of customer commitments. We expect to finance 2011 capital expenditures out of our cash flow from operations and available cash and cash equivalents.

As part of our financing policy we seek to maintain a strategic level of cash and cash equivalents of between EUR 1.0 and 1.5 billion. In addition to dividend payments, to the extent the level of cash and cash equivalents exceeds this target level and there are no investment opportunities that we wish to pursue, we intend to return cash to our shareholders through share buybacks or repayment of capital. As announced on January 19, 2011, ASML intends to repurchase up to EUR 1.0 billion of its own shares within the next two years and to increase dividend pay-out in respect of 2010 to EUR 0.40 per ordinary share of EUR 0.09 (subject to approval of the 2011 Annual General Meeting of Shareholders).

We have repayment obligations in 2017, amounting to EUR 600.0 million, on our 5.75 percent senior notes due 2017. We currently intend to fund any future repayment obligations primarily with cash on hand and cash generated through operations. A description of our senior notes and lines of credit is provided in Note 14 to our consolidated financial statements.

See Notes 3 and 14 to our consolidated financial statements for discussion of our sources of liquidity and our long-term debt.

C. Research and Development, Patents and Licenses, etc.

Research and Development
See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating and Financial Review and Prospects, Operating Results”.

Intellectual Property Matters
See Item 3.D. “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business and Failure to Adequately Protect the Intellectual Property Rights Upon Which We depend Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property”.

D. Trend Information
The year 2010 was characterized by the recovery of the semiconductor equipment industry and resulting higher overall end-demand for a broad mix of systems for all chip layers. In order to meet the increased demand for our advanced technology products as well as for our capacity tools, we almost tripled the output of our factory in 2010 compared with 2009. In the course of 2010, ASML expanded its fixed and flexible workforce and structurally improved cycle times in the second half of 2010.

ASML ANNUAL REPORT 2010

The following table sets forth our systems backlog as of December 31, 2009 and 2010.

Year ended December 31	2009[1]	2010[1]
New systems backlog (in units)	62	135
Used systems backlog (in units)	7	22
Total systems backlog (in units)	69	157
Value of new systems backlog (EUR million)	2,043.6	3,744.3
Value of used systems backlog (EUR million)	70.1	111.4
Total value of systems backlog (EUR million)	2,113.7	3,855.7
ASP of new systems backlog (EUR million)	33.0	27.7
ASP of used systems backlog (EUR million)	10.0	5.1
ASP of total systems backlog (EUR million)	30.6	24.6

1	In the past, ASML valued net bookings and systems backlog at net system sales value, which does not reflect the full order value because it excludes the value of options and services related to the systems. As of 2010, in order to more adequately reflect the business circumstances, ASML values net bookings and systems backlog at full order value (i.e. including options and services). The comparative figures for 2009 have been adjusted in order to reflect this change.

Our systems backlog includes only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

The significant increase in our systems backlog reflects our customers’ NAND Flash memory investments for the high volume ramp-up of new technologies and Foundry/Logic commitments for new strategic fab projects, offset by weakening DRAM lithography demand (albeit at a rate less than originally anticipated). The increase will support both technology shrink as well as an increase in manufacturing capacity. Of our backlog, 67 units are for new immersion systems, including 52 advanced NXT:1950i scanners.

The demand for the TWINSCAN NXT immersion tools remains extremely strong and we are challenged to produce enough systems in time to satisfy our customers’ needs. We continue our focus on cycle time reductions and introduction of more parallel work flows in order to meet the growing demand as indicated by our current backlog. Overall, macro-economic drivers have mixed since the end of the summer, but the semiconductor market, in which our customers operate, is sustained by a very rich leading edge technology mix, which justifies the large backlog for our products: NAND Flash memory, DRAM memory, micro-processors and overall Logic manufacturers are all ramping up their new nodes at the same time, in parallel to some strategic or catch-up investments in lithography.

ASML expects first quarter 2011 net sales of approximately EUR 1.4 billion, and gross margin between 44 and 45 percent. R&D expenditures for the first quarter of 2011 are expected to be approximately EUR 145.0 million and SG&A costs are expected to be approximately EUR 55.0 million.

As a result of our continued investments in R&D, we now see a growing demand for second-generation EUV system deliveries and third generation EUV system development, for which we had received nine orders as of December 31, 2010.

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

ASML ANNUAL REPORT 2010

F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2010 can be summarized as follows:

		Less than			After
Payments due by period	Total	1 year	1-3 years	3-5 years	5 years
(In thousands)	EUR	EUR	EUR	EUR	EUR
Long Term Debt Obligations, including interest expense[1]	951,560	35,929	71,859	71,859	771,913
Deposits from customers	150,000	150,000	—	—	—
Operating Lease Obligations	106,671	30,088	40,188	22,802	13,593
Purchase Obligations	2,098,432	2,003,321	94,942	169	—
Unrecognized Tax Benefits	162,066	29,956	30,853	40,062	61,195

Contractual Obligations	3,468,729	2,249,294	237,842	134,892	846,701

1	See Note 14 to our consolidated financial statements for the amounts excluding interest expense.

Long-term debt obligations mainly relates to interest payments and principal amount of the Eurobond. See Note 14 to our consolidated financial statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 37.9 million, EUR 37.1 million and EUR 41.0 million as of December 31, 2010, 2009 and 2008, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2010, can be summarized as follows:

Purchase options		Less than			After
due by period	Total	1 year	1-3 years	3-5 years	5 years
(In thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	31,232	—	8,250	8,999	13,983

Purchase obligations include purchase commitments with vendors in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. If not, the general terms and conditions of the agreements relating to the major part of the Company’s purchase commitments as of December 31, 2010 contain clauses that enable ASML to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that ASML has agreed with its supply chain partners give ASML additional flexibility to adapt its purchase obligations to its requirements in light of the inherent cyclicality of the industry in which the Company operates. The Company establishes a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

Unrecognized tax benefits relate to a liability for uncertain tax positions. See Note 18 to our consolidated financial statements.

G. Safe Harbor
See Part I “Special Note Regarding Forward-Looking Statements”.

ASML ANNUAL REPORT 2010

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management
The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Year of Birth	Term Expires
Arthur P.M. van der Poel[1,2,3]	Chairman of the Supervisory Board	1948	2012
Jos W.B. Westerburgen[2,4]	Member of the Supervisory Board	1942	2011
Fritz W. Fröhlich[1]	Member of the Supervisory Board	1942	2012
Hendrika (Ieke) C.J. van den Burg[4]	Member of the Supervisory Board	1952	2013
OB Bilous[2,3]	Member of the Supervisory Board	1938	2012
William T. Siegle[3]	Member of the Supervisory Board	1939	2011
Pauline F.M. van der Meer Mohr[4]	Member of the Supervisory Board	1960	2013
Wolfgang H. Ziebart[1,3]	Member of the Supervisory Board	1950	2013
Eric Meurice	President, Chief Executive Officer and Chairman of the Board of Management	1956	2012
Peter T.F.M. Wennink	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1957	N/A [5]
Martin A. van den Brink	Executive Vice President, Chief Product and Technology Officer and Member of the Board of Management	1957	N/A [5]
Frits J. van Hout	Executive Vice President, Chief Marketing Officer and Member of the Board of Management	1960	2013
Frederic Schneider-Maunoury	Executive Vice President, Chief Operating Officer and Member of the Board of Management	1961	2014

1	Member of the Audit Committee.
2	Member of the Selection and Nomination Committee.
3	Member of the Technology and Strategy Committee.
4	Member of the Remuneration Committee.
5	There are no specified terms for members of the Board of Management appointed prior to March 2004.

No supervisory board members retired by rotation in 2010 and no new supervisory board members were appointed in 2010.

There are no family relationships among the members of our Supervisory Board and Board of Management.

Since 2005, the Works Council of ASML Netherlands B.V. has an enhanced right to make recommendations (which recommendation may be rejected by the Supervisory Board in limited circumstances) for nomination of one-third of the members of the Supervisory Board. See Item 6.C. “Board Practices, Supervisory Board”. At the 2005 General Meeting of Shareholders, Ms. Van den Burg was appointed pursuant to this recommendation right and at the 2009 General Meeting of Shareholders she was reappointed in accordance with this recommendation right. At the 2009 General Meeting of Shareholders, Ms. Van der Meer Mohr was appointed pursuant to this recommendation right.

Director and Officer Biographies

Arthur P.M. van der Poel
Mr. Van der Poel was appointed to our Supervisory Board in March 2004 and was appointed as Chairman in 2007. Until 2001, he was the Chief Executive Officer of Philips Semiconductors. Mr. Van der Poel is a former member of the Board of Management (until April 2003) and a former member of the Group Management Committee of Royal Philips Electronics. Mr. Van der Poel is a member of the Board of Directors of Gemalto Holding N.V. and serves as a member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.

Jos W.B. Westerburgen
Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever N.V. and Plc. Mr. Westerburgen was a member of the Supervisory Board of Unibail-Rodamco S.E. until April 2010, and currently serves as Vice-Chairman of the Board of the Association Aegon.

Fritz W. Fröhlich
Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Boards of Randstad Holding N.V., Draka Holding N.V. (until April 2011 at the latest) and Altana A.G. (company de-listed during 2010) and serves as a member of the Supervisory Boards of Allianz Nederland N.V. and Rexel S.A.

ASML ANNUAL REPORT 2010

Hendrika (Ieke) C.J. van den Burg
Ms. van den Burg was appointed to our Supervisory Board in March 2005. Ms. van den Burg was a member of the European Parliament (“EP”) from 1999 until 2009. Currently she is a member of the Supervisory Board of APG Group N.V. and serves as a member of the Dutch Monitoring Committee Corporate Governance, chairperson of the Stichting Toetsing Verzekeraars (Monitoring Foundation Dutch Insurance Companies) and member of the Advisory Boards of College Bescherming Persoonsgegevens (Dutch Data Protection Authority) and Nationaal Register Commissarissen en Toezichthouders (Dutch National Register Supervisory Directors).

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

Pauline P.M. van der Meer Mohr
Ms. van der Meer Mohr was appointed to our Supervisory Board in March 2009. As of January 1, 2010, Ms. van der Meer Mohr serves as President of the Executive Board of the Erasmus University Rotterdam. Ms. van der Meer Mohr is the founder of the Amstelbridge Group, a global network of human capital professionals, of which she was managing partner until December 31, 2009. Prior thereto, she was Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT, and held several senior executive roles at the Royal/Dutch Shell Group of Companies in various areas. Ms. van der Meer Mohr is a member of the Supervisory Boards of Duisenberg School of Finance and Netherlands School for Public Governance.

Wolfgang H. Ziebart
Mr. Ziebart was appointed to our Supervisory Board in March 2009. From December 2009 until October 2010 he was Chief Executive Officer of the German specialty car manufacturer Artega Automobile GmbH&Co KG. Until May 2008, he was President and Chief Executive Officer (“CEO”) of Infineon Technologies AG Before Infineon, Mr. Ziebart was on the boards of management of car components manufacturer Continental AG and automobile producer BMW AG. Mr. Ziebart is a member of the Board of Autoliv, Inc. and a member of the Supervisory Board of Nordex AG.

Eric Meurice
Mr. Meurice joined ASML on October 1, 2004 as President, Chief Executive Officer and Chairman of the Board of Management. Prior to joining ASML, and since March 2001, he was Executive Vice President of Thomson Television Worldwide. Between 1995 and 2001, Mr. Meurice served as Vice President for Dell Computer, where he ran the Western, Eastern Europe and Dell’s Emerging Markets business within EMEA. Before 1995, he gained extensive technology experience in the semiconductor industry at ITT Semiconductors Group and Intel Corporation, in the microcontroller group. Mr. Meurice is currently a member of the Board of Directors of Verigy Inc.

Peter T.F.M. Wennink
Mr. Wennink joined ASML on January 1, 1999 and was appointed as Executive Vice President, Chief Financial Officer of ASML and member of our Board of Management on July 1, 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Dutch Institute of Registered Accountants. Mr. Wennink is currently a member of the Supervisory Board of Bank Insinger de Beaufort N.V.

Martin A. van den Brink
Mr. Van den Brink was appointed as member of our Board of Management in 1999 and currently is ASML’s Executive Vice President Products & Technology. Mr. Van den Brink joined ASML when the company was founded in early 1984. He held several positions in engineering and from 1995 he served as Vice President Technology.

Frits J. van Hout
Mr. Van Hout was appointed as Executive Vice President, Chief Marketing Officer and Member of our Board of Management in 2009. Mr. Van Hout was previously an ASML employee from its founding in 1984 to 1992, in various roles in engineering and

ASML ANNUAL REPORT 2010

sales. From 1998 to 2001, Mr. Van Hout served as Chief Executive Officer of the Beyeler Group, based in the Netherlands and Germany. After rejoining ASML in 2001, he served as Senior Vice President Customer Support and two Business Units. In 2008, Mr. Van Hout was appointed Executive Vice President Integral Efficiency.

Frederic Schneider-Maunoury
Mr. Schneider-Maunoury joined ASML on December 1, 2009 and was appointed as Executive Vice President and Chief Operating Officer and was appointed to ASML’s Board of Management on March 24, 2010. Before joining ASML, Mr. Schneider-Maunoury served as Vice President Thermal Products Manufacturing of the power generation and rail transport equipment group Alstom. Previously, he ran the worldwide Hydro Business of Alstom as general manager. Before joining Alstom in 1996, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry.

B. Compensation
For details on Board of Management and Supervisory Board remuneration as well as benefits upon termination, see Note 20 to our consolidated financial statements.

ASML has not established in the past and does not intend to establish in the future any stock (option) or purchase plans or other equity compensation arrangements for members of our Supervisory Board.

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

Two-tier board structure
ASML is incorporated under Dutch law and has a two-tier board structure. Responsibility for the management of ASML lies with the Board of Management. Independent, non-executive members serve on the Supervisory Board, which supervises and advises the members of the Board of Management in performing their management tasks. The Board of Management has the duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its approval. The Supervisory Board is responsible for supervising, monitoring and advising the Board of Management on: (i) the achievement of ASML’s objectives, (ii) the corporate strategy and management of risks inherent to ASML’s business activities, (iii) the structure and operation of internal risk management and control systems, (iv) the financial reporting process and (v) compliance with applicable legislation and regulations.

Supervisory Board members are prohibited from serving as officers or employees of ASML, and members of the Board of Management cannot serve on the Supervisory Board.

Board of Management
The Board of Management consists of at least two members or such larger number of members as determined by the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board must notify the General Meeting of Shareholders of the intended appointment of a member of the Board of Management. As a result of our compliance with the Dutch Corporate Governance Code, members of the Board of Management that are initially appointed in

ASML ANNUAL REPORT 2010

2004 or later shall be appointed for a maximum period of four years, but may be re-appointed. Members of the Board of Management serve until the end of the term of their appointment, voluntary retirement, or suspension or dismissal by the Supervisory Board. In the case of dismissal, the Supervisory Board must first inform the General Meeting of Shareholders of the intended removal.

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

Nominations of the Supervisory Board may be rejected by the General Meeting of Shareholders by an absolute majority of the votes representing at least one-third of the total outstanding capital. If the votes cast in favor of such resolution do not represent at least one-third of the total outstanding capital, a new meeting can be convened at which the nomination can be rejected by an absolute majority. If a nomination is rejected, the Supervisory Board must make a new nomination. If a nomination is not rejected and the General Meeting of Shareholders does not appoint the nominated person, the Supervisory Board will appoint the nominated person.

Members of the Supervisory Board serve for a maximum term of four years (or two years once they reached the age of seventy) from the date of their appointment, or a shorter period as set out in the rotation schedule as adopted by the Supervisory Board. They may be re-appointed, provided that their entire term of office does not exceed twelve years. The General Meeting of Shareholders may, with an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such event, the Enterprise Chamber of the Amsterdam Court shall appoint one or more members of the Supervisory Board at the request of the Board of Management.

Upon the proposal of the Supervisory Board, the General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. A member of the Supervisory Board may not be granted any shares or option rights by way of remuneration.

Approval of Board of Management Decisions
The Board of Management requires prior approval of the General Meeting of Shareholders for resolutions concerning an important change in the identity or character of ASML or its business, including:

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

ASML ANNUAL REPORT 2010

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

The Dutch Corporate Governance Code came into effect on January 1, 2004 and is amended as of January 1, 2009 (the “Code”). Dutch listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why.

ASML will report on its compliance with the amended Code in its statutory annual report for the year ended December 31, 2010.

Committees of ASML’s Supervisory Board
While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to its four committees: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee and the Technology and Strategy Committee. Members of these committees are appointed from among the Supervisory Board members.

The chairman of each committee reports to the Supervisory Board verbally and when deemed necessary in writing, the issues and items discussed in each meeting. In addition, the minutes of each committee are available to all members of the Supervisory Board.

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

In 2010, the Audit Committee held four scheduled meetings in person and five conference calls.

Remuneration Committee
ASML’s Remuneration Committee is currently composed of three members of the Supervisory Board. The current members of our Remuneration Committee are Jos Westerburgen (chairman), Ieke van den Burg and Pauline van der Meer Mohr. The Remuneration Committee is responsible for the preparation and implementation of the remuneration policy for the Board of Management.

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

In 2010, the Remuneration Committee held six scheduled meetings, and several ad-hoc meetings and conference calls.

ASML ANNUAL REPORT 2010

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

In 2010, the Selection and Nomination Committee held three scheduled meetings and several ad hoc meetings.

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

The Technology and Strategy Committee assists the Supervisory Board in relation to the following responsibilities and may prepare resolutions of the Supervisory Board related thereto:

•	familiarization with and risk assessment and study of potential strategies, required technical resources, technology roadmaps and product roadmaps; and
•	providing advice to the Supervisory Board with respect to matters related thereto.

In 2010, the Technology and Strategy Committee held three meetings in person and two conference calls.

Disclosure Committee
ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under US and Dutch law and applicable stock exchange rules. The Disclosure Committee is composed of various members of senior management, and reports to the Chief Executive Officer and Chief Financial Officer. The Disclosure Committee informs the Audit Committee about the outcome of the Disclosure Committee meetings. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the Disclosure Committee assists the Chief Executive Officer and Chief Financial Officer in the maintenance and evaluation of disclosure controls and procedures.

During 2010, the Disclosure Committee reviewed the quarterly-earnings announcements, statutory interim report, the annual report including the audited consolidated financial statements and other public announcements containing financial information. They also advised the Chief Executive Officer and Chief Financial Officer on the assessment of ASML’s disclosure controls and procedures.

D. Employees
The following table presents the total numbers of payroll employees and temporary employees as of December 31, 2008, 2009 and 2010 (in FTEs), employed by ASML, primarily in manufacturing, product development and customer support activities:

As of December 31	2008	2009	2010
Payroll Employees	6,930	6,548	7,184
Temporary Employees	1,329	1,137	2,061

Employees (in FTEs)	8,259	7,685	9,245

ASML ANNUAL REPORT 2010

For a more detailed description of payroll employee information, including a breakdown of our employees in FTEs by sector, see Notes 16 and 21 to our consolidated financial statements. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.

ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. A Works Council is a representative body of the employees of a Dutch company elected by the employees. The Board of Management of any Dutch company that runs an enterprise with a Works Council must seek the non-binding advice of the Works Council before taking certain decisions with respect to the company, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the Board of Management. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, may only be taken with the Works Council’s approval. Such a decision may be taken without the prior approval of the Works Council only with the approval of the District Court.

E. Share Ownership
Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 20 to our consolidated financial statements. Information with respect to the grant of shares and stock options to employees is included in Note 16 to our consolidated financial statements.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders
The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5.0 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2010. The information set out below is solely based on public filings with the SEC and AFM (Autoriteit Financiële Markten; the Dutch Authority for the Financial Markets) as of December 31, 2010.

	Shares
Identity of Person or Group	Owned	Percent of Class
FMR LLC [1]	49,292,206	11.3%
Capital World Investors[2]	25,132,167	5.8%
Members of ASML’s Supervisory Board and Board of Management, as a group (5 persons)[3,4]	1,948,689	0.4%

1	Based solely on the Schedule 13-G/A filed by FMR LLC with the Commission on February 16, 2010.
2	Based solely on the Schedule 13-G/A filed by Capital World Investors with the Commission on February 14, 2011.
3	For further information, please refer to Note 20 of our consolidated financial statements.
4	No shares are owned by members of the Supervisory Board.

According to SEC filings, (i) FMR LLC increased its shareholding from 56,750,236 as of October 31, 2008 to 65,359,636 as of December 31, 2008, and decreased its shareholding to 49,292,206 as of December 31, 2009, and (ii) Capital World Investors decreased its shareholding from 37,869,170 as of December 31, 2008 to 22,158,167 as of December 31, 2009 and increased its shareholding to 25,132,167 as of December 31, 2010.

Our major shareholders do not have voting rights different from other shareholders. We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association”.

As of December 31, 2010, 123,694,635 million ordinary shares were held by 411 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Obligations of Shareholders to Disclose Holdings under Dutch Law
Holders of our shares may be subject to reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the “Act”).

ASML ANNUAL REPORT 2010

The disclosure obligations under the Act apply to any person or entity that acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the European Union, such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 5.0, 10.0, 15.0, 20.0, 25.0, 30.0, 40.0, 50.0, 60.0, 75.0 or 95.0 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to ASML, the Act requires any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the AFM immediately.

A legislative proposal pursuant to which the 5.0 percent threshold will be replaced by a 3.0 percent threshold is currently before the Second Chamber of the Dutch Parliament. Under this proposal, each holder of a 3.0 percent interest would need to declare, in a filing with the AFM, whether it has any objections to our strategy as publicly submitted to the AFM. The proposal would also introduce a mechanism pursuant to which ASML would be able to identify, and communicate with, beneficial holders of its shares through the respective custodians.

ASML is required to notify the AFM immediately if the Company’s voting rights and/or capital have changed by 1.0 percent or more since its previous notification on outstanding voting rights and capital. In addition, ASML must notify the AFM of changes of less than 1.0 percent in ASML’s outstanding voting rights and capital at least once per calendar quarter, within eight days after the end of the quarter. Any person whose direct or indirect voting rights and/or capital interest meets or passes the thresholds referred to in the previous paragraph as a result of a change in the outstanding voting rights or capital must notify the AFM no later than the fourth trading day after the AFM has published such a change.

Once every calendar year, within four weeks after the end of the calendar year, holders of an interest of 5.0 percent or more in ASML’s voting rights or capital must notify the AFM of any changes in the composition of their interest resulting from certain acts (including, but not limited to, the exchange of shares for depositary receipts and vice versa, and the exercise of rights to acquire shares).

Subsidiaries, as defined in the Act, do not have independent reporting obligations under the Act, as interests held by them are attributed to their (ultimate) parents. Any person may qualify as a parent for purposes of the Act, including an individual. A person who disposes of an interest of 5.0 percent or more in ASML’s voting rights or capital and who ceases to be a subsidiary must immediately notify the AFM. As of that moment, all notification obligations under the Act become applicable to the former subsidiary.

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

B. Related Party Transactions
There have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no,

ASML ANNUAL REPORT 2010

outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options described under Notes 16 and 20 to our consolidated financial statements.

C. Interests of Experts & Counsel
Not applicable.

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements
See Item 18 “Financial Statements”.

Export Sales
See Note 19 to our consolidated financial statements included in Item 18 “Financial Statements”, which is incorporated herein by reference.

Legal Proceedings
See Item 4.B. “Business Overview, Intellectual Property” and Note 17 to our consolidated financial statements included in Item 18 “Financial Statements”.

Dividend Policy
As part of our financing policy, we aim to pay a sustainable annual dividend that will be stable or growing over time. Annually, the Supervisory Board, upon proposal of the Board of Management, will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. A proposal will be submitted to the Annual General Meeting of Shareholders on April 20, 2011 to declare a dividend for 2010 of EUR 0.40 per ordinary share of EUR 0.09. The decision by our Board of Management in any given year to propose to our Supervisory Board that a dividend be proposed to our Annual General Meeting of Shareholders in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors: the Board of Management’s views on our potential future funding requirements, including for investments in production capacity and the funding of our research and development programs, as well for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Correspondingly, our dividend payments could decline or be eliminated with respect any particular year in the future.

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

New York shares are registered with J.P. Morgan Chase Bank, N.A. (the “New York Transfer Agent”), 4 New York Plaza, New York, New York, pursuant to the terms of a transfer, registrar and dividend disbursing agreement (the “Transfer Agent Agreement”) between the Company and the New York Transfer Agent. Amsterdam Shares are held in dematerialized form through the facilities of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”), the Dutch centralised securities custody and administration system. The New York Transfer Agent charges shareholders a fee of USD 5.00 per 100 shares for the exchange of New York shares for Amsterdam shares and vice versa.

Dividends payable on New York shares are declared in euro and converted by the Company to dollars at the rate of exchange at the close of business on the date determined and announced by the Board of Management. The resulting amounts are distributed through the New York Transfer Agent and no charge is payable by holders of New York shares in connection with this conversion or distribution.

Pursuant to the terms of the Transfer Agent Agreement, the Company has agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made

ASML ANNUAL REPORT 2010

generally available by the Company to holders of ordinary shares and the New York Transfer Agent has waived its fees associated with routine services to the Company associated with the New York shares. In addition, the New York Transfer Agent has agreed to reimburse certain reasonable expenses incurred by the Company in connection with the issuance and transfer of New York shares. In the year ended December 31, 2010, the Transfer Agent reimbursed USD 177,000 of expenses incurred by ASML, which mainly comprised legal, audit and accounting fees incurred due to the existence of the New York shares.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on NASDAQ, as well as on Euronext Amsterdam.

	NASDAQ		Euronext Amsterdam
	USD		EUR
	High	Low	High	Low

Annual Information
2006	25.83	18.46	19.90	14.49
2007	35.79	22.89	24.99	17.15
2008	30.47	12.66	20.97	10.68
2009	34.67	14.28	24.24	11.35
2010	38.45	24.73	29.26	19.68

Quarterly Information
1st quarter 2009	18.58	14.28	14.20	11.35
2nd quarter 2009	22.12	17.77	16.22	13.42
3rd quarter 2009	30.31	21.21	20.55	15.11
4th quarter 2009	34.67	26.67	24.24	18.38

1st quarter 2010	35.56	30.58	26.57	22.23
2nd quarter 2010	35.99	27.14	26.83	21.96
3rd quarter 2010	33.02	24.73	25.15	19.68
4th quarter 2010	38.45	29.48	29.26	21.07

Monthly Information
August 2010	33.02	24.73	25.02	19.68
September 2010	30.49	25.98	22.31	20.40
October 2010	33.61	29.48	24.09	21.07
November 2010	34.83	31.85	26.42	23.50
December 2010	38.45	34.44	29.26	26.15
January 2011	42.88	35.90	31.08	27.35
February (through February 7) 2011	43.95	43.10	32.65	31.34

(Source: Bloomberg Finance LP)

B. Plan of Distribution
Not applicable.

C. Markets
See Item 9.A. “Offer and listing Details”.

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

ASML ANNUAL REPORT 2010

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

At our Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was authorized for a period of 18 months, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital as of the date of authorization, plus an additional 5.0 percent of our issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At our Annual General Meeting of Shareholders to be held on April 20, 2011, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 20, 2012 up to an aggregate maximum of 10.0 percent of the Company’s issued share capital.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our Annual General Meeting of Shareholders held on March 24, 2010, the Board of Management was authorized, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares. At our Annual General Meeting of Shareholders to be held on April 20, 2011, our shareholders will be asked to grant this authority through October 20, 2012. At this Annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be requested to be granted for a period of 18 months.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Although since June 11, 2008, Dutch law provides that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 50.0 percent of the issued share capital, our current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 10.0 percent of the issued share capital. It will be proposed to the Annual General Meeting of Shareholders to be held on April 20, 2011, to amend the Articles of Association to refer to applicable Dutch law. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 24, 2011, up to a maximum of three times 10.0 percent of the Company’s issued share capital as of the date of authorization (March 24, 2010) at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our Annual General Meeting of Shareholders to be held on April 20, 2011, our shareholders will be asked to extend this authority through October 20, 2012.

C. Material Contracts
Not applicable.

D. Exchange Controls
There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euros on Amsterdam Shares may be officially transferred by bank from the Netherlands and converted into any other currency without being subject to any Dutch legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Dutch Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be declared in euros but paid in U.S. dollars, converted by the Company at the rate of exchange at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association.

ASML ANNUAL REPORT 2010

E. Taxation

Dutch Taxation
The statements below represent a summary of current Dutch tax laws, regulations and judicial interpretations thereof. The description is limited to the material tax implications for a holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes (a “Non-resident Holder”). This summary does not address special rules that may apply to special classes of holders of ordinary shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in ordinary shares should consult his or her tax counsel.

General
The acquisition of ordinary shares by a non-resident of the Netherlands should not be treated as a taxable event for Dutch tax purposes. The income consequences in connection with owning and disposing of our ordinary shares are discussed below.

Substantial Interest
A person that, (inter alia) directly or indirectly, owns 5.0 percent or more of our share capital, owns profit participating rights that correspond to at least 5.0 percent of the annual profits of a Dutch company or to at least 5.0 percent of the profits made on liquidation of such company, or who is entitled to 5.0 percent of the voting power in the shareholders meeting, or holds options to purchase 5.0 percent or more of our share capital, is deemed to have a substantial interest in our shares, or our options, as applicable. Specific rules apply in case the partner or certain family members of the Non-resident hold a substantial interest. A deemed substantial interest also exists if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no taxable gain has been recognized. Special attribution rules exist in determining the presence of a substantial interest.

Income Tax Consequences for Individual Non-resident Holders on Owning and Disposing of the Ordinary Shares
An individual who is a Non-resident Holder will not be subject to Dutch income tax on received income in respect of our ordinary shares or capital gains derived from the sale, exchange or other disposition of our ordinary shares, provided that such holder:

•	Does not carry on and has not carried on a business in the Netherlands through a permanent establishment or a permanent representative to which the ordinary shares are attributable;
•	Does not hold and has not held a (deemed) substantial interest in our share capital or, in the event the Non-resident Holder holds or has held a (deemed) substantial interest in our share capital, such interest is, or was, a business asset in the hands of the holder;
•	Does not share and has not shared directly (through the beneficial ownership of ordinary shares or similar securities) in the profits of an enterprise managed and controlled in the Netherlands which (is deemed to) own(s), or (is deemed to have) has owned, our ordinary shares;
•	Does not carry out and has not carried out any activities which generate taxable profit or taxable wages to which the holding of our ordinary shares was connected;
•	Does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or board member of any entity resident in the Netherlands, and does not serve and has not served as a civil servant of a Dutch public entity with which the holding of our ordinary shares is or was connected; and
•	Is not an individual that has elected to be taxed as a resident of the Netherlands.

Corporate Income Tax Consequences for Corporate Non-resident Holders
Income derived from ordinary shares or capital gains derived from the sale, exchange or disposition of ordinary shares by a corporate Non-resident Holder is taxable if:

•	The holder carries on a business in the Netherlands through a permanent establishment or a permanent agent in the Netherlands (Dutch enterprise) and the ordinary shares are attributable to this permanent establishment or permanent agent, unless the participation exemption (discussed below) applies; or
•	The holder has a substantial interest in our share capital, which is not attributable to his enterprise; or
•	Certain assets of the holder are deemed to be treated as a Dutch enterprise under Dutch tax law and the ordinary shares are attributable to this Dutch enterprise.

To qualify for the Dutch participation exemption, the holder must generally hold at least 5.0 percent of our nominal paid-in capital and meet certain other requirements.

Dividend Withholding Tax
In general, a dividend distributed by us in respect of our ordinary shares will be subject to a withholding tax imposed by the Netherlands at the statutory rate of 15.0 percent.

Dividends include:

•	Dividends in cash and in kind;
•	Deemed and constructive dividends;

ASML ANNUAL REPORT 2010

•	Consideration for the repurchase or redemption of ordinary shares (including a purchase by a direct or indirect ASML subsidiary) in excess of qualifying average paid-in capital unless such repurchase is made for temporary investment purposes or is exempt by law;
•	Stock dividends up to their nominal value (unless distributed out of qualifying paid-in capital);
•	Any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes; and
•	Liquidation proceeds in excess of qualifying average paid-in capital for Dutch dividend withholding tax purposes.

A reduction of Dutch dividend withholding tax can be obtained if:

•	The participation exemption applies and the ordinary shares are attributable to a business carried out in the Netherlands;
•	The dividends are distributed to a qualifying EU corporate holder satisfying the conditions of the EU Parent-Subsidiary Directive; or
•	The rate is reduced by a Tax Treaty.

A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a Tax Treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the Treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0 percent Dutch withholding tax or, in the case of certain United States corporate shareholders owning at least 10.0 percent of our voting power, a reduction to 5.0 percent, provided that the Holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty also provides for a dividend withholding tax exemption on dividends, but only for an 80.0 percent shareholder meeting all other requirements. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15.0 percent and are required to file for a refund of such withholding.

A Non-resident Holder may not claim the benefits of the Tax Treaty unless (i) he/she is a resident of the United States as defined therein, or (ii) he/she is deemed to be a resident on the basis of the provisions of article 24(4) of the Tax Treaty, and (iii) his or her entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.

Dividend Stripping Rules
Under Dutch tax legislation regarding anti-dividend stripping, no exemption from, or refund of, Dutch dividend withholding tax is granted if the recipient of dividends paid by us is not considered the beneficial owner of such dividends.

Gift or Inheritance Taxes
Dutch gift or inheritance taxes will not be levied on the transfer of ordinary shares by way of gift, or upon the death of a Non-resident Holder, unless:

(1) The transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of the gift or death, is deemed to be, resident of the Netherlands; or

(2) The ordinary shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment or a permanent representative in the Netherlands.

Gift tax and inheritance tax are levied from the beneficiary. For purposes of Dutch gift and inheritance tax, an individual of Dutch nationality is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceding the time of the gift or death. For purposes of Dutch gift tax, a person not possessing Dutch nationality is deemed to be a resident of the Netherlands if he/she has resided therein at any time in the twelve months preceding the gift.

Value Added Tax
No Dutch value added tax is imposed on dividends in respect of our ordinary shares or on the transfer of our shares.

Residence
A Non-resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding our ordinary shares or of the execution, performance, delivery and/or enforcement of rights in respect of our ordinary shares.

ASML ANNUAL REPORT 2010

United States Taxation
The following is a discussion of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a United States Holder (as defined below) acting in the capacity of a beneficial owner who is not a tax resident of the Netherlands. This discussion deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, financial institutions, regulated investment companies, dealers in securities/traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, investors owning directly, indirectly or constructively 10.0 percent or more of our outstanding voting shares, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local, FIRPTA related United States federal income tax consequences, or non-United States tax consequences.

This discussion is based on the U.S.-Dutch Income Tax Treaty (“Treaty”) and the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding shares. Prospective purchasers of ordinary shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of United States federal, state, local or non-United States tax laws to which they may be subject.

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

Passive Foreign Investment Company Considerations
ASML believes it was not a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes in 2010 and that it will not be a PFIC in 2011. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question. ASML has not conducted a detailed study at this time to confirm its non-PFIC status. If ASML were treated as a PFIC in any year during which a United States Holder owns common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

Taxation of Dividends
United States Holders should generally include in gross income as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Dutch withholding taxes) ASML makes out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a United States Holder should be the U.S. dollar value of the foreign currency (e.g. euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s U.S. tax basis in the ordinary shares and thereafter as taxable capital gain. ASML presently does not maintain calculations of its earnings and profits under United States federal income tax principles. If ASML does not report to a United States Holder the portion of a

ASML ANNUAL REPORT 2010

distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to limitations provided in the United States Internal Revenue Code, a United States Holder may generally deduct from its United States federal taxable income, or credit against its United States federal income tax liability, the amount of qualified Dutch withholding taxes. However, Dutch withholding tax may be credited only if the United States Holder does not claim a deduction for any Dutch or other non-United States taxes paid or accrued in that year. In addition, Dutch dividend withholding taxes will likely not be creditable against the United States Holder’s United States tax liability to the extent ASML is not required to pay over the amount withheld to the Dutch Tax Administration. Currently, a Dutch corporation that receives dividends from qualifying non-Dutch subsidiaries may credit source country tax withheld from those dividends against Dutch withholding tax imposed on a dividend paid by a Dutch corporation, up to a maximum of 3.0 percent of the dividend paid by the Dutch corporation. The credit reduces the amount of dividend withholding that ASML is required to pay to the Dutch Tax Administration but does not reduce the amount of tax ASML is required to withhold from dividends.

For U.S. foreign tax credit purposes, dividends paid by ASML generally will be treated as foreign-source income and as “passive category income” (or in the case of certain holders, as “general category income”). Gains or losses realized by a United States Holder on the sale or exchange of ordinary shares generally will be treated as U.S.-source gain or loss. The rules governing the foreign tax credit are complex and we suggest that each United States Holder consult his or her own tax advisor to determine whether, and to what extent, a foreign tax credit will be available.

Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, the Jobs and Growth Tax Reconciliation Act of 2003 and subsequently the Tax Increase and Prevention Act of 2006 reduce to 15.0 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2010, so long as the stock has been held for at least 60 days during the 121 day period beginning 60 days before the ex-dividend date. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-United States corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if: (i) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that has been identified as a qualifying treaty and contains an exchange of information program. Individual United States Holders should consult their tax advisors regarding the impact of this provision on their particular situations.

Dividends paid by ASML generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense.

Taxation on Sale or Other Disposition of Ordinary Shares
Upon a sale or other disposition of ordinary shares, a United States Holder will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized, if paid in U.S. dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the United States Holder’s U.S. tax basis (determined in U.S. dollars) in such ordinary shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the United States Holder in the ordinary shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for United States federal income tax purposes. Gain or loss from the sale or other disposition of ordinary shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the ordinary shares and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States. Each United States Holder should consult his or her tax advisor with regard to the translation rules applicable when computing its adjusted U.S. tax basis and the amount realized upon a sale or other disposition of its ordinary shares if purchased in, or sold or disposed of for, a currency other than U.S. dollar.

Information Reporting and Backup Withholding
Information returns may be filed with the IRS in connection with payments on the ordinary shares or proceeds from a sale, redemption or other disposition of the ordinary shares. A “backup withholding” tax may be applied to, and withheld from, these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules might be refunded (or credited against the beneficial owner’s United States federal income tax liability, if any) depending on the facts and provided that the required information is furnished to the IRS.

ASML ANNUAL REPORT 2010

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

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.

H. Documents on Display
We are subject to certain reporting requirements of the US Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language which, with respect to our annual report on Form 20-F for the year ended December 31, 2010, should be furnished within 30 days of filing our annual report on Form 20-F. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

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

As of December 31, 2010 other comprehensive income includes EUR 40.8 million loss (net of taxes: EUR 35.9 million loss; 2009: EUR 41.8 million loss) representing the total anticipated loss to be charged to sales, and EUR 7.0 million loss (net of taxes: EUR 6.1 million loss; 2009: EUR 0.5 million gain) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. In 2010, as a result of ineffective cash flow hedges, a loss was recognized in sales for an amount of EUR 0.4 million (2009: loss of EUR 10.7 million) related to forecasted sales

ASML ANNUAL REPORT 2010

transactions. The effectiveness of all outstanding hedge contracts is monitored on a quarterly basis throughout the life of the hedges. It is anticipated that an amount of EUR 40.7 million loss will be charged to sales and EUR 7.0 million loss will be charged to cost of sales over the next twelve months, as the forecasted sales and purchase transactions occur. The remainder of the loss is anticipated to be charged to sales between one and two years, as the forecasted sales transactions occur.

It is the Company’s policy to not hedge currency translation exposures. Prior to 2009, the Company managed its material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. In 2009, the Company decided to no longer hedge these U.S. dollar net investment exposures.

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

Furthermore, the Company uses interest rate swaps to hedge changes in market value of fixed loan coupons payable on its Eurobond due to changes in market interest rates and to hedge the variability of future interest receipts as a result of changes in market interest rates on part of its cash and cash equivalents. During 2010, the hedge was 100 percent effective in hedging the fair value exposure to interest rate movements. This amount was included in consolidated statements of operations at the same time that the fair value of the interest rate swap was included in the consolidated statements of operations.

Financial instruments
The Company uses currency contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2009		2010
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
Currency contracts[1]	527,816	7,428	(1,933)	(28,974)
Interest rate swaps[2]	641,500	78,485	641,500	90,256

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions, to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities mainly related to the EUR 600.0 million Eurobond; the fair value of the interest rate swaps includes accrued interest.

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

Cash and cash equivalents and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. ASML invests its cash and cash equivalents mainly in short-term deposits with highly rated financial institutions and partly in AAAm-rated money market funds that invest in highly rated short-term debt securities of financial institutions and governments. ASML does not expect the counterparties to default given their high credit quality.

ASML ANNUAL REPORT 2010

ASML’s customers consist of IC manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews whether an allowance for doubtful debts is needed by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. ASML takes additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit and retention of ownership provisions in contracts. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

Liquidity and Capital risk management
Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. As part of our financing policy we seek to maintain a strategic level of cash and cash equivalents of between EUR 1.0 and 1.5 billion. In addition to dividend payments, to the extent the level of cash and cash equivalents exceeds this target level and there are no investment opportunities that we wish to pursue, we intend to return cash to our shareholders through share buybacks or repayment of capital.

As announced on January 19, 2011, ASML intends to repurchase up to EUR 1.0 billion of its own shares within the next two years and to increase dividend pay-out in respect of 2010 to EUR 0.40 per ordinary share of EUR 0.09 (subject to approval of the 2011 Annual General Meeting of Shareholders).

The Company’s available credit facilities amount to EUR 700.0 million as of December 31, 2010 and December 31, 2009 and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. In May 2010, the Company, in line with its financing policy, cancelled its EUR 500.0 million credit facility that was due to expire in May 2012 and replaced it with a new EUR 500.0 million credit facility from the same group of banks. The new credit facility has a term of five years and contains the same restrictive covenant as the credit facility it replaced. This covenant requires the Company to maintain a minimum committed capital to net total assets ratio of 40 percent calculated in accordance with contractually agreed definitions. As of December 31, 2010 and December 31, 2009, this ratio was 78.0 percent and 85.7 percent, respectively. Therefore, the Company was in compliance with the covenant at the end of 2010 and 2009. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2010 and 2009.

The EUR 200.0 million loan facility is related to the Company’s EUV investment efforts and was entered into during the first half of 2009. In June 2010, the Company and the European Investment Bank agreed to extend the availability period of the EUR 200.0 million loan facility by six months, allowing the Company to draw the facility up to March 31, 2011. When drawn, the loan is repayable in annual installments starting four years after drawdown, with a final repayment seven years after drawdown. This facility contains a covenant that restricts indebtedness, as contractually defined, to a maximum amount of EUR 2,300.0 million. As of December 31, 2010 and December 31, 2009, this indebtedness amounted to EUR 1,319.2 million and EUR 1,319.0 million, respectively. Therefore, the Company was in compliance with this covenant at the end of 2010 and 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility at the end of 2010 and 2009.

The Company currently does not expect any difficulty in continuing to meet its covenant requirements.

Sensitivity analysis financial instruments

Foreign currency sensitivity
ASML is mainly exposed to the U.S. dollar and Japanese yen. The following table details the Company’s sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income from operations before income taxes and equity.

	2009		2010
	Impact on		Impact on
	income from		income from
	operations		operations
	before income	Impact on	before income	Impact on
	taxes	equity	taxes	equity
(in thousands)	EUR	EUR	EUR	EUR
U.S. dollar	(3,689)	24,903	(6,048)	39,802
Japanese yen	(1,711)	(32,416)	(4,207)	1,320
Other currencies	(1,620)	12,080	(700)	15,634

Total	(7,020)	4,567	(10,955)	56,756

ASML ANNUAL REPORT 2010

It is the Company’s policy to limit the currency effects through the consolidated statements of operations. The negative effect on income from operations before income taxes as presented in the table above for 2010 and 2009 is mainly attributable to timing differences between the arising of exposures and the hedging thereof.

The increase in the U.S. dollar and Japanese yen effect on income from operations before income taxes in 2010 compared with 2009 is caused by higher U.S. dollar and Japanese yen liability positions at year end.

The revaluation effects of investments in foreign entities are recognized in other comprehensive income, within equity. The movements of currency rates therefore might have a significant effect on other comprehensive income. Furthermore, fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions, are recognized in other comprehensive income. The increased U.S. dollar effect on other comprehensive income in 2010 compared with 2009 is caused by the recovery of the semiconductor equipment industry and resulting increase in purchase hedges in combination with the fact that early 2009 the Company decided to no longer hedge its U.S. dollar net investments exposures. The effect on other comprehensive income for other currencies mainly relates to investments in foreign entities in Taiwan dollar and Korean won.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income from operations before income taxes. For the sensitivity for a 10.0 percent weakening of the U.S. dollar against the euro, there would be a lower opposite effect than presented in the table shown above of EUR 7.2 million on other comprehensive income.

Interest rate sensitivity
The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percent increase in interest rates on the Company’s income from operations before income taxes and other comprehensive income. For a 1.0 percent decrease in interest rates there would be approximately an equal but opposite effect on other comprehensive income and income from operations before income taxes. A positive amount indicates an increase in income from operations before income taxes and other comprehensive income.

2010
	2009		Impact on
	Impact on		income from
	income from		operations
	operations	Impact on	before income	Impact on
	before income taxes	equity	taxes	equity
(in thousands)	EUR	EUR	EUR	EUR
	4,425	2,336	13,274	1,986

The positive effect on other comprehensive income, within equity, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges. The effect on income from operations before income taxes has increased, mainly due to an increase in cash and cash equivalents in 2010 compared with 2009.

Item 12 Description of Securities Other Than Equity Securities

Not applicable.

ASML ANNUAL REPORT 2010

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Disclosure Controls and Procedures
As of the end of the period covered by this report, the management of ASML conducted an evaluation, under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act is accumulated and communicated to ASML’s management, including ASML’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, for ASML. Under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2010 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V., an independent registered public accounting firm, has audited the consolidated financial statements included in Item 18 “Financial Statements” and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting
During the year ended December 31, 2010 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ASML ANNUAL REPORT 2010

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

C. Principal Accountant Fees and Services
Deloitte Accountants B.V. has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2010. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its member firms and/or affiliates in 2009 and 2010:

	2009			2010
	Deloitte			Deloitte
	Accountants	Deloitte		Accountants	Deloitte
Year ended December 31	B.V.	Network	Total	B.V.	Network	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
Audit fees in relation to annual reports	744	—	744	860	—	860
Other audit fees	40	407	447	40	584	624
Audit-related fees	75	—	75	75	—	75
Tax fees	—	723	723	—	598	598

Principal accountant fees and services	859	1,130	1,989	975	1,182	2,157

Audit fees and other audit fees
Audit fees primarily relate to the audit of our annual consolidated financial statements set out in our Annual Report on Form 20-F, our statutory annual report, agreed upon procedures on our quarterly financial results, services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries and services in connection with accounting consultations on U.S. GAAP and IFRS.

Audit-related fees
Audit-related fees mainly related to various audit services not related to the Company’s consolidated financial statements, mainly statutory audits.

Tax fees
Tax fees can be detailed as follows:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Corporate Income Tax compliance services	113	350
Tax assistance for expatriate employees	172	163
Other tax advisory and compliance	438	85

Tax fees	723	598

The Audit Committee has approved the external audit plan and related audit fees for the year 2010. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as certain tax-related services and acquisition advisory services, are permitted. The Audit Committee pre-approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.

ASML ANNUAL REPORT 2010

D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table provides a summary of shares repurchased by the Company between 2006 and 2010:

						Total value
				Total Number		of Shares
				of Shares	Maximum	Purchased as
			Average	Purchased as	Number of	Part of Publicly
			Price	Part of Publicly	Shares That May	Announced
		Total Number of	Paid per	Announced	Yet be Purchased	Plans or
		Shares	Share	Plans or	Under the	Programs (in
Program	Period	purchased	(EUR)	Programs	Programs	EUR million)
2006-2007 Share program	May 17-26, 2006	6,412,920	15.59	6,412,920	19,037,376	100
2006-2007 Share program	June 7-30, 2006	13,517,078	15.81	19,929,998	5,520,298	314
2006-2007 Share program	July 3-13, 2006	5,520,298	15.62	25,450,296	—	400

2006-2007 Share program	October 12, 2006	14,934,843	18.55	14,934,843	—	277

2006-2007 Share program	February 14-23, 2007	8,000,000	19.53	8,000,000	—	156

Capital repayment program 2007	September - October 2007	55,093,409	18.36	55,093,409	—	1,012

2007-2008 Share program	November 14-26, 2007	9,000,000	22.62	9,000,000	5,000,000	204
2007-2008 Share program	January 17-22, 2008	5,000,000	17.52	14,000,000	—	292

2006-2007 Share program
On March 23, 2006, the General Meeting of Shareholders authorized the repurchase of up to a maximum of 10.0 percent of our issued shares through September 23, 2007. The number of shares bought back in the initial phase of this Repurchase Program was 25,450,296 shares, representing 100 percent of the announced objective for the initial phase of the Repurchase Program of up to EUR 400.0 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006. Shares repurchased were recorded at cost and classified within shareholders’ equity. ASML cancelled these repurchased shares in 2007.

In the second phase of the Repurchase Program, ASML repurchased 14,934,843 additional shares pursuant to a call option transaction announced on October 9, 2006. These repurchased shares represented 100 percent of the announced objective of the second phase of the Repurchase Program. In order to mitigate the dilution due to the issuance of shares upon conversion of its convertible bond due October 2006, these shares were subsequently used to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. The Company paid an aggregate of EUR 277.2 million in cash for these shares. This repurchase program was completed in the fourth quarter of 2006. These shares were purchased from a third party who issued the call option.

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

Capital repayment program 2007
On July 17, 2007 the Extraordinary General Meeting of Shareholders approved three proposals to amend the Company’s Articles of Association. The first amendment involved an increase of share capital by an increase in the nominal value per ordinary share from EUR 0.02 to EUR 2.12 and a corresponding reduction in share premium. The second amendment was a reduction of the nominal value per ordinary share from EUR 2.12 to EUR 0.08 resulting in the payment to shareholders of EUR 2.04 per ordinary share. The third amendment involved a reduction in stock, whereby 9 ordinary shares with a nominal value of EUR 0.08 each were consolidated into 8 ordinary shares with a nominal value of EUR 0.09 each. As a result of these amendments, which in substance constitute a synthetic share buyback, EUR 1,011.9 million has been repaid to our shareholders and the outstanding number of ordinary shares was reduced by 55,093,409 shares or 11.1 percent. The capital repayment program was completed in October 2007.

2007-2008 Share program
On March 28, 2007, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10.0 percent of our issued shares through September 28, 2008.

ASML ANNUAL REPORT 2010

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

Authorization of share repurchases
On March 24, 2010, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10.0 percent of our issued share capital as of the date of authorization (March 24, 2010) through September 24, 2011. The Company did not buyback any shares in 2010. As announced on January 19, 2011, ASML intends to repurchase up to EUR 1.0 billion of its own shares within the next two years and to increase dividend pay-out in respect of 2010 to EUR 0.40 per ordinary share of EUR 0.09 (subject to approval of the 2011 Annual General Meeting of Shareholders).

F. Change in Registrant’s Certifying Accountant
Not applicable.

G. Corporate governance
NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards subject to certain exceptions and except to the extent that such exemptions would be contrary to US federal securities laws. The practices followed by ASML in lieu of NASDAQ rules are described below:

•	ASML does not follow NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with Dutch law and Dutch generally accepted business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.
•	ASML does not follow NASDAQ’s requirements regarding the provision of proxy statements for General Meetings of Shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies: the solicitation of proxies is not a generally accepted business practice in the Netherlands. ASML does provide shareholders with an agenda and other relevant documents for the General Meeting of Shareholders.
•	ASML does not follow NASDAQ’s requirement regarding distribution to shareholders of copies of an annual report containing audited financial statements prior to the Company’s Annual General Meeting of Shareholders. The distribution of annual reports to shareholders is not required under Dutch corporate law or Dutch securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Dutch companies not to distribute annual reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Dutch listing agent as stated in the convening notice for the meeting) approximately two weeks prior to convocation of the Annual General Meeting of Shareholders. In addition, we post a copy of our annual report on our website prior to the Annual General Meeting of Shareholders.
•	ASML does not follow NASDAQ’s requirement to obtain shareholder approval of stock option or purchase plans or other equity compensation arrangements available to officers, directors or employees. It is not required under Dutch law or generally accepted practice for Dutch companies to obtain shareholder approval of equity compensation arrangements available to officers, directors or employees. The Annual General Meeting of Shareholders adopts the remuneration policy for the Board of Management, approves equity compensation arrangements for the Board of Management and approves the remuneration for the Supervisory Board. The actual total remuneration (including equity compensation) for individual members of the Board of Management is determined by the Supervisory Board. Equity compensation arrangements for employees are adopted by the Board of Management within limits approved by the Annual General Meeting of Shareholders.

ASML ANNUAL REPORT 2010

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set out on pages F-2 through F-52 hereto.

Item 19 Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 11 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on November 2, 2007)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017 (Incorporated by reference to the Registrant’s Annual Report for the year ended December 31, 2008)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

ASML ANNUAL REPORT 2010

Exhibit No.	Description
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.27	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.28	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.29	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.30	ASML Share and Option Purchase Plan for Employees (Incorporated by reference to the Registrant’s Registration Statement of Form S-8 filed with the Commission on October 20, 2010 (file No. 333-170034)
8.1	List of Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith
#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASML Holding N.V.
(Registrant)

/s/  Eric Meurice
Eric Meurice
President, Chief Executive Officer and Chairman of the Board of Management
Dated: February 14, 2011

/s/  Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: February 14, 2011

ASML ANNUAL REPORT 2010

Financial Statements

ASML ANNUAL REPORT 2010

Index to Financial Statements

F-2	Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010
F-2	Consolidated Statements of Comprehensive Income for the years ended December 31, 2008, 2009 and 2010
F-3	Consolidated Balance Sheets as of December 31, 2009 and 2010
F-4	Consolidated Statements of Shareholders’ Equity as of December 31, 2008, 2009 and 2010
F-5	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010
F-6	Notes to the Consolidated Financial Statements
F-52	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2010

Consolidated Statements of Operations

	Year ended December 31	2008	2009	2010
Notes	(in thousands, except per share data)	EUR	EUR	EUR

19	Net system sales	2,516,762	1,174,858	3,894,742
	Net service and field option sales	436,916	421,205	613,196

19	Total net sales	2,953,678	1,596,063	4,507,938

	Cost of system sales	1,631,069	852,417	2,222,965
	Cost of service and field option sales	307,095	285,254	329,803

21	Total cost of sales	1,938,164	1,137,671	2,552,768

	Gross profit on sales	1,015,514	458,392	1,955,170
21, 22	Research and development costs	516,128	466,761	523,426
21	Selling, general and administrative costs[1]	210,172	154,756	181,045

	Income (loss) from operations	289,214	(163,125)	1,250,699
23	Interest income	72,497	42,766	15,125
23	Interest expense[1]	(52,067)	(51,191)	(23,301)

	Income (loss) from operations before income taxes	309,644	(171,550)	1,242,523
18	(Provision for) benefit from income taxes	12,726	20,625	(220,703)

	Net income (loss)	322,370	(150,925)	1,021,820
	Basic net income (loss) per ordinary share	0.75	(0.35)	2.35
	Diluted net income (loss) per ordinary share[2]	0.74	(0.35)	2.33
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic	431,620	432,615	435,146
	Diluted[2]	434,205	432,615	438,974

1	As of January 1, 2010 ASML adopted Accounting Standards Codification (“ASC”) 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the Variable Interest Entity (“VIE”) that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2008 and 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11.
2	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans and the issue of shares under ASML share plans for periods in which exercises or issues would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise of such options or issue of shares when such exercises or issue would be anti-dilutive.

Consolidated Statements of Comprehensive Income

	Year ended December 31	2008	2009	2010
Notes	(in thousands)	EUR	EUR	EUR

	Net income (loss)	322,370	(150,925)	1,021,820
3	Gain (loss) on foreign currency translation, net of taxes	(12,734)	(8,592)	22,286
3	Gain (loss) on derivative instruments, net of taxes	(43,579)	6,494	(1,221)

	Comprehensive income (loss)	266,057	(153,023)	1,042,885

ASML ANNUAL REPORT 2010

Consolidated Balance Sheets

	As of December 31	2009	2010
Notes	(in thousands, except share and per share data)	EUR	EUR

	Assets
4	Cash and cash equivalents	1,037,074	1,949,834
5	Accounts receivable, net	377,439	1,123,534
6	Finance receivables, net	21,553	12,648
18	Current tax assets	11,286	12,678
7	Inventories, net	963,382	1,497,180
18	Deferred tax assets	119,404	134,429
8	Other assets	218,746	214,162

	Total current assets	2,748,884	4,944,465

6	Finance receivables, net	—	28,905
18	Deferred tax assets	133,263	71,008
8	Other assets	77,054	235,712
9	Goodwill	131,462	141,286
10	Other intangible assets, net	18,128	13,651
11	Property, plant and equipment, net[1]	655,360	745,331

	Total non-current assets	1,015,267	1,235,893

	Total assets	3,764,151	6,180,358

	Liabilities and shareholders’ equity
	Accounts payable	206,226	555,397
12	Accrued and other liabilities	817,361	1,518,749
18	Current tax liabilities	15,032	61,197
13	Provisions	2,504	2,250
18	Deferred and other tax liabilities	3,047	18,223

	Total current liabilities	1,044,170	2,155,816

14	Long-term debt[1]	699,756	710,060
18	Deferred and other tax liabilities	188,404	155,693
13	Provisions	12,694	11,811
12	Accrued and other liabilities	44,359	373,070

	Total non-current liabilities	945,213	1,250,634

	Total liabilities	1,989,383	3,406,450

15, 17	Commitments and contingencies	—	—

	Cumulative Preference Shares; EUR 0.02 nominal value; 3,150,005,000 shares authorized;
	none issued and outstanding at December 31, 2009 and 2010	—	—

	Ordinary Shares; EUR 0.09 nominal value; 700,000,000 shares authorized; 433,638,976 outstanding at December 31, 2009; 436,592,972 outstanding at December 31, 2010; EUR 0.01 nominal value; 10,000 shares authorized; none issued and outstanding at December 31, 2009 and 2010	39,028	39,293
	Share premium	476,261	471,253
	Treasury shares at cost	(218,203)	(151,672)
	Retained earnings	1,450,156	2,366,443
	Accumulated other comprehensive income	27,526	48,591

25	Total shareholders’ equity	1,774,768	2,773,908

	Total liabilities and shareholders’ equity	3,764,151	6,180,358

1	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the VIE that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11.

ASML ANNUAL REPORT 2010

Consolidated Statements of Shareholders’ Equity

					Treasury		Accumulated
		Issued and outstanding Shares		Share	Shares	Retained	Other Comprehensive
			Amount	Premium	at cost	Earnings	Income	Total
Notes	(in thousands)	Number[1]	EUR	EUR	EUR	EUR	EUR	EUR
	Balance at January 1, 2008	435,626	39,206	463,846	(198,893)	1,500,908	85,937	1,891,004

	Components of comprehensive income:
	Net income	—	—	—	—	322,370	—	322,370
3	Foreign Currency Translation, net of taxes	—	—	—	—	—	(12,734)	(12,734)
3	Loss on derivative instruments, net of taxes	—	—	—	—	—	(43,579)	(43,579)
16, 20, 21	Share-based payments	—	—	13,535	—	—	—	13,535
	Purchase of shares in conjunction with
26	share-based payment plans	(5,000)	(450)	—	(87,155)	—	—	(87,605)
16, 20	Issuance of shares and stock options	1,448	131	(4,760)	32,612	(16,508)	—	11,475
25	Dividend paid	—	—	—	—	(107,841)	—	(107,841)
	Tax benefit from stock options	—	—	2,144	—	—	—	2,144

	Balance at December 31, 2008	432,074	38,887	474,765	(253,436)	1,698,929	29,624	1,988,769

	Components of comprehensive income:
	Net loss	—	—	—	—	(150,925)	—	(150,925)
3	Foreign Currency Translation, net of taxes	—	—	—	—	—	(8,592)	(8,592)
3	Gain on derivative instruments, net of taxes	—	—	—	—	—	6,494	6,494

16, 20, 21	Share-based payments	—	—	13,394	—	—	—	13,394
16, 20	Issuance of shares and stock options	1,565	141	(13,852)	35,233	(11,362)	—	10,160
25	Dividend paid	—	—	—	—	(86,486)	—	(86,486)
	Tax benefit from stock options	—	—	1,954	—	—	—	1,954

	Balance at December 31, 2009	433,639	39,028	476,261	(218,203)	1,450,156	27,526	1,774,768

	Components of comprehensive income:
	Net income	—	—	—	—	1,021,820	—	1,021,820
3	Foreign Currency Translation, net of taxes	—	—	—	—	—	22,286	22,286
3	Loss on derivative instruments, net of taxes	—	—	—	—	—	(1,221)	(1,221)

16, 20, 21	Share-based payments	—	—	12,109	—	—	—	12,109
16, 20	Issuance of shares and stock options	2,954	265	(17,223)	66,531	(18,573)	—	31,000
25	Dividend paid	—	—	—	—	(86,960)	—	(86,960)
	Tax benefit from stock options	—	—	106	—	—	—	106

	Balance at December 31, 2010	436,593	39,293	471,253	(151,672)	2,366,443	48,591	2,773,908

1	As of December 31, 2010, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 436,592,972 and the number of treasury shares of 7,887,123. As of December 31, 2009, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 433,638,976 and the number of treasury shares of 10,841,119.

ASML ANNUAL REPORT 2010

Consolidated Statements of Cash Flows

	Year ended December 31	2008	2009	2010
Notes	(in thousands)	EUR	EUR	EUR
	Cash Flows from Operating Activities
	Net income (loss)	322,370	(150,925)	1,021,820

	Adjustments to reconcile net income (loss) to net cash flows from operating activities:
10, 11	Depreciation and amortization[1]	121,423	141,631	151,444
9, 10, 11	Impairment	25,109	15,896	8,563
11	Loss on disposals of property, plant and equipment[2]	4,257	4,053	2,913
16, 20	Share-based payments	13,535	13,394	12,109
5	Allowance for doubtful debts	188	1,889	(1,256)
7	Allowance for obsolete inventory	139,628	86,636	55,691
18	Deferred income taxes	(34,155)	(49,423)	28,053
	Changes in assets and liabilities:
5	Accounts receivable	169,402	81,838	(748,898)
6	Finance receivables	(37,255)	15,702	(20,000)
7	Inventories[2]	(87,804)	(158,024)	(706,233)
8	Other assets	(76,342)	4,893	(114,003)
	Accounts payable	(94,375)	10,430	350,231
18	Current income taxes	(158,277)	71,267	36,695
12, 13	Other liabilities	(24,725)	9,937	862,919

	Net cash provided by operating activities	282,979	99,194	940,048

	Cash Flows from Investing Activities
11	Purchases of property, plant and equipment[2]	(259,770)	(104,959)	(128,728)
11	Proceeds from sale of property, plant and equipment[2]	—	6,877	3,825
10	Purchases of intangible assets	(35)	—	—

	Net cash used in investing activities	(259,805)	(98,082)	(124,903)

	Cash Flows from Financing Activities
26	Purchase of shares in conjunction with share-based payments	(87,605)	—	—
16, 20	Net proceeds from issuance of shares and stock options	11,475	11,073	31,000
25	Dividend paid	(107,841)	(86,486)	(86,960)
	Deposits from customers	—	—	150,000
14	Net proceeds from other long-term debt	—	32	—
14	Repayment of debt[1]	(4,644)	(1,447)	(1,444)
16, 18	Tax benefits from stock options	2,144	1,954	106

	Net cash provided by (used in) financing activities	(186,471)	(74,874)	92,702

	Net cash flows	(163,297)	(73,762)	907,847
	Effect of changes in exchange rates on cash	845	1,652	4,913

	Net increase (decrease) in cash and cash equivalents	(162,452)	(72,110)	912,760
4	Cash and cash equivalents at beginning of the year	1,271,636	1,109,184	1,037,074

4	Cash and cash equivalents at end of the year	1,109,184	1,037,074	1,949,834

	Supplemental Disclosures of Cash Flow Information:
	Interest paid[1]	42,416	42,123	35,559
	Taxes paid (received)	167,360	(36,705)	148,915

1	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the VIE that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2008 and 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11.
2	An amount of EUR 214.1 million (2009: EUR 159.0 million, 2008: EUR 62.3 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory and an amount of EUR 110.4 million (2009: EUR 27.8 million, 2008: EUR 27.8 million) of the disposals of property, plant and equipment relates to non-cash transfers to inventory.

ASML ANNUAL REPORT 2010

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

The Company’s shares are listed for trading in the form of registered shares on NASDAQ Global Select Market (“New York shares”) and on Euronext Amsterdam (“Amsterdam Shares”). The principal trading market of the Company’s ordinary shares is Euronext Amsterdam.

Basis of preparation
The accompanying consolidated financial statements are stated in thousands of euros (“EUR”) unless indicated otherwise.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which the Company is the primary beneficiary (together referred to as “ASML” or the “Company). All intercompany profits, balances and transactions have been eliminated in the consolidation.

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

Variable Interest Entities
The Company assesses whether it has a controlling financial interest in any Variable Interest Entity (“VIE”) identified and, thus, if it is the VIE’s primary beneficiary. ASML shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics: a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If ASML has a controlling financial interest in a VIE, it is required to consolidate the VIE.

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

ASML ANNUAL REPORT 2010

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, that are attributable to a particular risk (fair value hedge);
•	A hedge of the exposure to variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash flow hedge); or
•	A hedge of the foreign currency exposure of a net investment in a foreign operation (net investment hedge). In 2009, the Company decided to no longer hedge these U.S. dollar net investments exposures.

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

Fair value hedge
Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the consolidated statements of operations. The Company designates foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-functional currencies. The gain or loss relating to the ineffective portion of foreign currency hedging instruments is recognized in the consolidated statements of operations as “net sales” or “cost of sales”.

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

Net investment hedge
Foreign currency hedging instruments that are being used to hedge changes in the value of a net investment are designated as net investment hedges. Changes in the fair value of a derivative that is designated and qualifies as a net investment hedge are recorded in other comprehensive income, net of taxes. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of operations as “interest income” or “interest expense”. Gains and losses accumulated in other comprehensive income are recognized in the consolidated statements of operations when the foreign operation is (partially) disposed or sold. Prior to 2009, the Company managed its material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. In 2009, the Company decided to no longer hedge these U.S. dollar net investments exposures.

ASML ANNUAL REPORT 2010

Cash and cash equivalents
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

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

Category	Estimated useful life
Intellectual property	3 – 10 years
Developed technology	6 years
Customer relationships	8 years
Other	2 – 6 years

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

The following table presents the estimated useful lives of ASML’s property, plant and equipment:

Category	Estimated useful life
Buildings and constructions	5 – 40 years
Machinery and equipment	2 – 5 years
Leasehold improvements	5 – 10 years
Furniture, fixtures and other equipment	3 – 5 years

Land is not depreciated.

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be usable for the intended function. These costs are depreciated on a straight-line basis over the period of related benefit, which ranges primarily from three to five years.

ASML ANNUAL REPORT 2010

Evaluation of long-lived assets for impairment
Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The test is based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the goodwill with the fair value being the sum of the discounted future cash flows. If the carrying amount of the goodwill at reporting unit level is higher than the fair value of the goodwill, the second step should be performed. The goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with the fair value being the sum of the undiscounted future cash flows. Second, if the carrying amount of the other intangible assets and property, plant and equipment is higher than the fair value the assets are considered to be impaired. An impairment expense is recognized as the difference between the carrying amount and the fair value of the other intangible assets and property, plant and equipment.

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

Provisions for lease contract termination costs are recognized when costs will continue to be incurred under a contract for its remaining term without economic benefit to the Company and the Company ceases using the rights conveyed by the contract. The provisions are measured at fair value which for an operating lease contract is determined based on the remaining lease payments reduced by the estimated sublease payments that could be reasonably obtained.

Revenue recognition
The Company recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in the Company’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Each system’s performance is re-tested upon installation at the customer’s site, the Company has never failed to successfully complete installation of a system at a customer’s premises.

In 2010, we shipped our first second-generation EUV system to a customer’s manufacturing site, and as a result, we deferred revenue from new technology systems for an amount of EUR 38.5 million as of December 31, 2010 (2009 and 2008: no revenue from new technology was deferred). During 2010, 2009 and 2008, the Company did not recognize any revenue from new technology that had previously been deferred.

In connection with the introduction of new technology, such as our second-generation EUV systems, we initially defer revenue recognition until completion of installation and acceptance of the new technology based system at customer premises. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the period in which the deferral occurred and on the succeeding periods. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 12 years, has occurred on only two occasions: 2010 (EUV) and 1999 (TWINSCAN).

ASML ANNUAL REPORT 2010

With respect to the third-generation EUV systems which are expected to be available for shipment to customers from 2012 onwards, the Company is currently assessing the conditions upon which revenue would be recognized and whether or not amounts should be deferred. Any such deferral of revenues could have a material effect on ASML’s results of operations for the period in which the deferral occurred and on the succeeding periods.

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2010 and 2009, ASML had no repurchase commitments.

The main portion of ASML’s revenue is derived from contractual arrangements with the Company’s customers that have multiple deliverables, such as installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”), except for the fair value of the prepaid extended and enhanced (optic) warranty contracts, which is based on the list price. VSOE is determined based upon the prices that ASML charges for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services as of December 31, 2010 amounted to EUR 10.1 million (2009: EUR 3.0 million) and EUR 12.7 million (2009: EUR 10.4 million), respectively.

The deferred revenue balance from prepaid extended and enhanced (optic) warranty contracts as of December 31, 2010 amounted to EUR 243.4 million (2009: EUR 125.9 million).

ASML offers customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, ASML offers volume discounts to its customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. From time to time, ASML offers free or discounted products or services (award credits) to its customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Revenues are recognized excluding the taxes levied on revenues (net basis).

Warranty
The Company provides standard warranty coverage on its systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated costs for a standard warranty are accounted for by accruing these costs for each system upon recognition of the system sale. Based upon historical service records, the Company calculates the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, the Company assesses, and updates if necessary, its accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs.

The extended and enhanced (optic) warranty on the Company’s systems is accounted for as a separate element of multiple element revenue recognition transactions.

Accounting for shipping and handling fees and costs
ASML bills the customer for, and recognizes as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

ASML ANNUAL REPORT 2010

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

Research and development costs and credits
Costs relating to research and development (“R&D”) are charged to operating expenses as incurred. ASML receives subsidies and other credits from several Dutch and international (inter)governmental institutes. These subsidies and other governmental credits that cover R&D costs relating to approved projects are recorded as R&D costs in the consolidated statements of operations in the period in which such costs occur.

Share-based payments
The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the fair value of stock options and shares at the grant-date. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a euro government bond with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of the Company’s ordinary shares on the Euronext Amsterdam.

The grant-date fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of operations in the period in which the revision is determined, with a corresponding adjustment to equity.

The Company makes quarterly assessments of the adequacy of the (hypothetical) tax pool to determine whether there are tax deficiencies that require recognition in the consolidated statements of operations. The Company has selected the alternative transition method (under Accounting Standards Codification (“ASC”) 718) in order to calculate the tax pool.

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

Contingencies and litigation
The Company is party to various legal proceedings generally incidental to its business, as disclosed in Note 17. In connection with these proceedings and claims the Company’s management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. In 2010, an amount of

ASML ANNUAL REPORT 2010

EUR 1.5 million loss was recorded as a charge to the Company’s consolidated statements of operations (2009 and 2008: no estimated losses were recorded). Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond the Company’s control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, the Company may agree to settle or to terminate a claim or proceeding in which it believes that it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

The Company accrues for legal costs related to litigation in its consolidated statements of operations at the time when the related legal services are actually provided to it.

Net income (loss) per ordinary share
Basic net income (loss) per ordinary share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding for that period. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if all options issued under ASML’s share-based payment plan were exercised and the underlying shares had been issued, unless this would have an anti-dilutive effect. The dilutive effect is calculated using the treasury stock method. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See Note 25 for further discussion.

The basic and diluted net income (loss) per ordinary share has been calculated in accordance with the following schedule:

Year ended December 31	2008	2009	2010
(in thousands, except per share data)	EUR	EUR	EUR
Net income (loss)	322,370	(150,925)	1,021,820

Weighted average number of shares outstanding (after deduction of treasury stock) during the year	431,620	432,615	435,146

Basic net income (loss) per ordinary share	0.75	(0.35)	2.35

Weighted average number of shares:	431,620	432,615	435,146
Plus shares applicable to:
Options and restricted shares[1]	2,585	—	3,828

Dilutive potential ordinary shares	2,585	—	3,828

Adjusted weighted average number of shares	434,205	432,615	438,974

Diluted net income (loss) per ordinary share[1]	0.74	(0.35)	2.33

1	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans and the issue of shares under ASML share plans for periods in which exercises or issues would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise of such options or issue of shares when such exercises or issue would be anti-dilutive.

Comprehensive income
Comprehensive income consists of net income (loss) and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income (loss), but recorded directly in shareholders’ equity. For the years ended December 31, 2010, 2009 and 2008, comprehensive income consists of net income (loss), unrealized gains and losses on derivative instruments, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes.

New U.S. GAAP Accounting Pronouncements
In 2010, ASML adopted Variable Interest Entities Subsections of ASC 810 “Consolidation” (previously Statement 167, “Amendments to FASB Interpretation No. 46(R)). The Variable Interest Entities Subsections (ASC 810-10) clarify the application of the general Subsections to certain legal entities in which equity investors do not have sufficient equity at risk for the legal entity

ASML ANNUAL REPORT 2010

to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics:

a. The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance

b. The obligation to absorb the expected losses of the legal entity; and

c. The right to receive the expected residual returns of the legal entity.

Paragraph 810-10-10-1 states that consolidated financial statements are usually necessary for a fair presentation if one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the other entities. Paragraph 810-10-15-8 states that the usual condition for a controlling financial interest is ownership of a majority voting interest. However, application of the majority voting interest requirement in the General Subsections of this Subtopic to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. The reporting entity with a variable interest or interests that provide the reporting entity with a controlling financial interest in a variable interest entity (VIE) will have both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Variable Interest Entities Subsections explain how to identify VIEs and how to determine when a reporting entity should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. As a result of the adoption of ASC 810, the Company consolidates its Variable Interest Entity that owns ASML’s headquarters in the Netherlands as of January 1, 2010, because ASML is considered to have a controlling interest in the VIE as a result of the criteria above. The comparative figures have been adjusted in order to reflect this new ASC. The impact on the consolidated balance sheets as of December 31, 2009, and December 31, 2010, is as follows:

As of December 31	2009	2010
(in millions)	EUR	EUR
Property, plant and equipment	36.7	35.2
Long-term debt	36.7	35.2

The adoption of ASC 810 did not have any impact on the Company’s net income, earnings per ordinary share and retained earnings; however an immaterial amount was reclassified from SG&A to interest expense. See Note 11 for more information.

In January 2010, the EITF reached final consensus on ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. This ASU amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU is effective for annual reporting periods beginning after December 15, 2009. Level 3 related amendments are effective for annual periods beginning after December 15, 2010. The adoption of the ASU did not have any impact on the Company’s consolidated financial statements but resulted in some additional disclosures, see Note 2. The Company is currently assessing the impact of the Level 3 related amendments.

In 2010, ASML adopted ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. This ASU is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The objective of the amendments is for an entity to provide disclosures that facilitate financial statement users’ evaluation of the following: the nature of credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. The adoption of the ASU did not have any impact on the Company’s consolidated financial statements but resulted in some additional disclosures, see Note 6.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 820-10-65-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This ASC provides guidelines for making fair value measurements more consistent

ASML ANNUAL REPORT 2010

with the principles presented in ASC 820, “Fair Value Measurements”. The ASC relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The ASC is effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2009 and should be applied prospectively. The adoption of the ASC did not have any impact on the Company’s consolidated financial statements.

In 2010, ASML adopted ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”. This ASU amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent event procedures. The adoption of this ASU did not have any impact on the Company’s consolidated financial statements.

In September 2009, the Emerging Issues Task Force (“EITF”) reached final consensus on Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 amends the current guidance on arrangements with multiple deliverables (ASC 605-25) to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account (i.e. separate elements of the sales agreement), (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. The final consensus is effective for financial years beginning on or after June 15, 2010. The Company anticipates that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In September 2009, the EITF reached final consensus on ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”. ASU 2009-14 amends the scoping guidance for software arrangements (ASC 985-605) to exclude tangible products that contain software elements and non-software elements that function together to interdependently deliver the product’s essential functionality. ASU 2009-14 also provides considerations and examples for entities applying this guidance.

This issue will be effective prospectively for new or materially modified agreements entered into in financial years beginning on or after June 15, 2010. The Company anticipates that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

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

ASML ANNUAL REPORT 2010

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

The Eurobond serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the market value of fixed loan coupons payable on the Company’s Eurobond due to changes in market interest rates. The fair value changes of the interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current and non-current assets). Therefore, the carrying amount is only adjusted for fair value changes in interest rate swaps. For the actual fair value, including credit risk considerations, see Note 14.

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2009	Level 1	Level 2	Level 3	Total
(In thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments[1]	—	103,384	—	103,384
Cash and cash equivalents[2]	302,736	734,338	—	1,037,074

Financial assets	302,736	837,722	—	1,140,458

Liabilities
Long-term debt[3,4]	—	699,756	—	699,756
Derivative financial instruments[1]	—	17,471	—	17,471

Financial liabilities	—	717,227	—	717,227

As of December 31, 2010	Level 1	Level 2	Level 3	Total
(In thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments[1]	—	96,180	—	96,180
Cash and cash equivalents[2]	203,922	1,745,912	—	1,949,834

Financial assets	203,922	1,842,092	—	2,046,014

Liabilities
Long-term debt[3]	—	710,060	—	710,060
Derivative financial instruments[1]	—	34,898	—	34,898

Financial liabilities	—	744,958	—	744,958

1	Derivative financial instruments consist of forward contracts and interest rate swaps. See Note 3.

2	Based on a reassessment of the Level classifications, in 2010, the Company concluded that Money Market Funds should be classified Level 1 instead of Level 2, as they are valued based on quoted prices for identical assets in active markets accessible to the Company. The comparative figures were adjusted accordingly to reflect this change in classification.
3	Long-term debt mainly relates to the Company’s EUR 600.0 million Eurobond and excludes accrued interest. For further details see Note 14.
4	As of January 1, 2010 ASML adopted Accounting Standards Codification (“ASC”) 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the Variable Interest Entity (“VIE”) that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2008 and 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11.

As of December 31, 2010, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in its consolidated balance sheets.

ASML ANNUAL REPORT 2010

Assets and liabilities measured at fair value on a nonrecurring basis
In 2010, the Company recognized impairment charges of EUR 8.6 million (2009: EUR 15.9 million) on its property, plant and equipment, mainly relating to buildings and constructions. Valuation of these assets is classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charge is determined based on the difference between the assets’ value in use (being EUR 0.4 million) and their carrying amount. For further information, see Note 11.

The Company did not recognize any impairment charges for goodwill and other intangible assets during 2010. See Notes 9 and 10 for more information.

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

As of December 31, 2010 other comprehensive income includes EUR 40.8 million loss (net of taxes: EUR 35.9 million loss; 2009: EUR 41.8 million loss) representing the total anticipated loss to be charged to sales, and EUR 7.0 million loss (net of taxes: EUR 6.1 million loss; 2009: EUR 0.5 million gain) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. In 2010, as a result of ineffective cash flow hedges, a loss was recognized in sales for an amount of EUR 0.4 million (2009: loss of EUR 10.7 million) related to forecasted sales transactions. The effectiveness of all outstanding hedge contracts is monitored on a quarterly basis throughout the life of the hedges. It is anticipated that an amount of EUR 40.7 million loss will be charged to sales and EUR 7.0 million loss will be charged to cost of sales over the next twelve months, as the forecasted sales and purchase transactions occur. The remainder of the loss is anticipated to be charged to sales between one and two years, as the forecasted sales transactions occur.

It is the Company’s policy to not hedge currency translation exposures. Prior to 2009, the Company managed its material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. In 2009, the Company decided to no longer hedge these U.S. dollar net investments exposures.

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

Furthermore, the Company uses interest rate swaps to hedge changes in market value of fixed loan coupons payable on its Eurobond due to changes in market interest rates and to hedge the variability of future interest receipts as a result of changes in market interest rates on part of its cash and cash equivalents. During 2010, the hedge was 100 percent effective in hedging the fair value exposure to interest rate movements. This amount was included in consolidated statements of operations at the same time that the fair value of the interest rate swap was included in the consolidated statements of operations.

ASML ANNUAL REPORT 2010

Financial instruments
The Company uses currency contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives will mature in one year or less after the balance sheet date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2009		2010
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(In thousands)	EUR	EUR	EUR	EUR
Currency contracts[1]	527,816	7,428	(1,933)	(28,974)
Interest rate swaps[2]	641,500	78,485	641,500	90,256

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions, to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities mainly related to the EUR 600.0 million Eurobond; the fair value of the interest rate swaps includes accrued interest.

The following table summarizes the Company’s derivative financial instruments per category:

	2009		2010
As of December 31	Assets	Liabilities	Assets	Liabilities
(In thousands)	EUR	EUR	EUR	EUR
Interest rate swaps — cash flow hedges	—	3,326	—	3,091
Interest rate swaps — fair value hedges	81,811	—	93,347	—
Forward foreign exchange contracts — cash flow hedges	1,592	13,222	1,533	11,535
Forward foreign exchange contracts — other hedges (no hedge accounting)	19,981	923	1,300	20,272

Total	103,384	17,471	96,180	34,898

Less non-current portion:
Interest rate swaps — cash flow hedges	—	1,935	—	1,887
Interest rate swaps — fair value hedges	55,948	—	71,779	—
Forward foreign exchange contracts — cash flow hedges	—	—	—	94

Total non-current portion	55,948	1,935	71,779	1,981

Total current portion	47,436	15,536	24,401	32,917

The fair value part of a hedging derivative that has a remaining term of less or equal to 12 months is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after balance sheet date it is classified as non-current.

No ineffectiveness was recognized in the consolidated statements of operations 2010 arising from fair value hedges; EUR 0.4 million ineffectiveness (loss) was recognized in the consolidated statements of operations in 2010 arising from cash flow hedges (2009: EUR 0.0 million and EUR 10.7 million, loss, from fair value hedges and cash flow hedges, respectively). There was no ineffectiveness recognized in the consolidated statements of operations in 2010 and 2009 arising from hedges of net investments in foreign entities.

Currency contracts
The notional principal amounts of the outstanding currency contracts in the main currencies U.S. dollar and Japanese yen at December 31, 2010 are U.S. dollar 222.6 million and Japanese yen 27.7 billion (2009: U.S. dollar 152.9 million and Japanese yen 57.1 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming two years. Gains and losses recognized in the hedging reserve in equity on forward contracts as of December 31, 2010 are recognized in the consolidated statements of operations in the period or periods during which the hedged forecasted transaction affects the consolidated statements of operations.

We recognized a net amount of EUR 13.7 million loss (2009: EUR 29.3 million gain) in the consolidated statements of operations resulting from exchange differences including those arising on financial instruments measured at fair value through profit or loss.

ASML ANNUAL REPORT 2010

Interest rate swaps
The notional principal amounts of the outstanding interest rate swap contracts as of December 31, 2010 were EUR 641.5 million (2009: EUR 641.5 million).

Credit risk management
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments used in hedging activities.

Cash and cash equivalents and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. ASML invests its cash and cash equivalents mainly in short-term deposits with highly rated financial institutions and partly in AAAm-rated money market funds that invest in highly rated short-term debt securities of financial institutions and governments. ASML does not expect the counterparties to default given their high credit quality.

ASML’s customers consist of Integrated Circuit (“IC”) manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews whether an allowance for doubtful debts is needed by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. ASML takes additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership provisions in contracts. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

Liquidity and Capital risk management
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. As part of our financing policy we seek to maintain a strategic level of cash and cash equivalents of between EUR 1.0 and 1.5 billion. In addition to dividend payments, to the extent the level of cash and cash equivalents exceeds this target level and there are no investment opportunities that we wish to pursue, we intend to return cash to our shareholders through share buybacks or repayment of capital.

The Company’s available credit facilities amount to EUR 700.0 million as of December 31, 2010 and December 31, 2009 and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. In May 2010, the Company, in line with its financing policy, cancelled its EUR 500.0 million credit facility that was due to expire in May 2012 and replaced it with a new EUR 500.0 million credit facility from the same group of banks. The new credit facility has a term of five years and contains the same restrictive covenant as the credit facility it replaced. This covenant requires the Company to maintain a minimum committed capital to net total assets ratio of 40 percent calculated in accordance with contractually agreed definitions. As of December 31, 2010 and December 31, 2009, this ratio was 78.0 percent and 85.7 percent, respectively. Therefore, the Company was in compliance with the covenant at the end of 2010 and 2009. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2010 and 2009.

The EUR 200.0 million loan facility is related to the Company’s EUV investment efforts and was entered into during the first half of 2009. In June 2010, the Company and the European Investment Bank agreed to extend the availability period of the EUR 200.0 million loan facility by six months, allowing the Company to draw the facility up to March 31, 2011. When drawn, the loan is repayable in annual installments starting four years after drawdown, with a final repayment seven years after drawdown. This facility contains a covenant that restricts indebtedness, as contractually defined, to a maximum amount of EUR 2,300.0 million. As of December 31, 2010 and December 31, 2009, this indebtedness amounted to EUR 1,319.2 million and EUR 1,319.0 million, respectively. Therefore, the Company was in compliance with this covenant at the end of 2010 and 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility at the end of 2010 and 2009.

4. Cash and cash equivalents
Cash and cash equivalents at December 31, 2010 include short-term deposits of EUR 1,644.9 million (2009: EUR 652.3 million), investments in money market funds of EUR 203.9 million (2009: EUR 302.8 million) and interest-bearing bank accounts of EUR 101.0 million (2009: EUR 82.0 million).

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. No further restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

ASML ANNUAL REPORT 2010

5. Accounts receivable
Accounts receivable consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Accounts receivable, gross	380,678	1,125,479
Allowance for doubtful receivables	(3,239)	(1,945)

Accounts receivable, net	377,439	1,123,534

The carrying amount of the accounts receivable approximates the fair value. The maximum exposure to credit risk at December 31, 2010 is the fair value of the accounts receivable mentioned above. ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit and retention of ownership provisions in contracts, which are intended to enable ASML to recover the systems in the event a customer defaults on payment.

Movements of the allowance for doubtful receivables are as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Balance at beginning of year	(1,430)	(3,239)
Utilization of the provision	80	38
(Addition)/release for the year[1]	(1,889)	1,256

Allowance for doubtful receivables	(3,239)	(1,945)

1	(Addition)/release for the year is recorded in cost of sales.

6. Finance receivables
Finance receivables consist of the net investment in sales-type leases. The sales-type leases transfer ownership of the systems to the lessee by the end of the lease term. The average lease term is three years. The following table lists the components of the finance receivables as of December 31, 2009 and 2010:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Finance receivables, gross	22,444	48,398
Unearned interest	(891)	(6,845)

Finance receivables, net	21,553	41,553
Current portion of finance receivables, gross	22,444	16,594
Current portion of unearned interest	(891)	(3,946)

Non-current portion of finance receivables, net	—	28,905

At December 31, 2010, the finance receivables due for payment in each of the next five years and thereafter are as follows:

(in thousands)	EUR
2011	16,594
2012	18,898
2013	12,906
2014	—
2015	—
Thereafter	—

Finance receivables, gross	48,398

ASML ANNUAL REPORT 2010

The credit quality of the Company’s finance receivables that are neither past due nor impaired is monitored as follows:

ASML’s customers consist of IC manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, and age of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In response to the increased volatility of the financial markets, ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership provisions in contracts. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment. In 2010 and 2009, the Company did not record any expected credit losses from finance receivables.

7. Inventories
Inventories consist of the following:

As of December 31	2009	2010
(In thousands)	EUR	EUR
Raw materials	175,045	248,969
Work-in-process	799,390	1,083,932
Finished products	194,153	353,514

Inventories, gross	1,168,588	1,686,415
Allowance for obsolescence and/or lower market value	(205,206)	(189,235)

Inventories, net	963,382	1,497,180

During 2010, the Company changed its presentation for defective lenses. In the past, defective lenses were valued at standard cost price with the repair costs included in the allowance for inventory obsolescence. From January 1, 2010, repair costs are deducted from the standard cost price of the defective lenses as this better reflects the value of the defective lenses. The comparative figures were adjusted to reflect this change in presentation. For the year ended December 31, 2010 this resulted in a decrease of EUR 18.8 million (2009: EUR 20.1 million) in both gross inventories and a similar decrease in the allowance for inventory obsolescence. Income from operations, net income, and per share amounts were not affected by this change in presentation.

A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Balance at beginning of year	(167,353)	(205,206)
Addition for the year	(86,636)	(55,691)
Effect of exchange rates	(260)	(4,148)
Utilization of the provision	49,043	75,810

Allowance for obsolescence and/or lower market value	(205,206)	(189,235)

In 2010, the addition for the year is recorded in cost of sales for an amount of EUR 49.0 million and R&D costs for an amount of EUR 6.7 million (2009: cost of sales EUR 68.1 million and R&D costs for an amount of EUR 18.5 million). The 2010 addition for the year mainly relate to inventory items which were ceased to be used due to technological developments and design changes which resulted in obsolescence of certain parts. In 2009, the addition was mainly due to a reassessment by the Company of expected future demand based on the unexpected customers’ response to the financial and economic crisis.

Utilization of the provision mainly relates to sale and scrap of impaired inventories. In 2010 ASML made EUR 68.7 million profit on the sale of inventories that had been previously written down (2009: EUR 64.8 million).

ASML ANNUAL REPORT 2010

8. Other assets
Other current assets consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Advance payments to Zeiss	73,759	65,821
Prepaid expenses	38,832	46,325
Derivative instruments	47,436	24,401
VAT	25,211	35,065
Other receivables	30,802	41,298
Other	2,706	1,252

Other current assets	218,746	214,162

Zeiss is the Company’s sole supplier of lenses and, from time to time, receives non-interest bearing advance payments from the Company that assist in financing Zeiss’ work-in-process and thereby secure lens deliveries to the Company. Amounts owed under these advance payments are repaid through lens deliveries over the next 12 months.

Prepaid expenses include a tax prepayment on intercompany profit, not realized by the Group of EUR 26.0 million as of December 31, 2010 (2009: EUR 25.4 million).

Derivative financial instruments consist of currency contracts and the current part of the fair value of interest rate swaps which includes accrued interest.

Other non-current assets consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Advance payments to Zeiss	—	140,016
Derivative instruments	55,948	71,779
Compensation plan assets[1]	8,520	9,626
Prepaid expenses	5,893	7,617
Subordinated loan granted to lessor
in respect of Veldhoven headquarters[2]	5,445	5,445
Other	1,248	1,229

Other non-current assets	77,054	235,712

1	For further details on compensation plan assets see Note 16.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters see Note 11.

The non-current part of advance payments to Zeiss relates to payments made to support the Zeiss investments for the ASML’s EUV program, which are expected to be repaid through EUV lens deliveries more than 12 months after balance sheet date.

Derivative instruments consist of the non-current portion of the fair value of interest rate swaps which includes accrued interest.

ASML ANNUAL REPORT 2010

9. Goodwill
Changes in goodwill are summarized as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Cost
Balance, January 1	131,453	131,462
Effect of exchange rates	9	9,824

Goodwill	131,462	141,286

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

The material assumptions used by management for the fair value calculation of the reporting unit (based on past experience) are:

•	Cash flow projections for the coming five years are based on a significant growth scenario, reflecting the start-up nature of Brion. Projections are built bottom-up, using estimates for revenue, gross profit, R&D costs and SG&A costs.
•	Brion would reach maturity in the final year of this five year period and grow at a weighted average growth rate of 3.0 percent from then onwards, which Management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.
•	A post-tax discount rate of 13.1 percent representing Brion’s weighted average cost of capital (“WACC”) based on market participants’ view, was determined using an adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC was assumed to equal Brion’s cost of equity. The discount rate decreased compared with the prior year, reflecting the recovery of the semiconductor equipment industry.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting unit substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2010 and December 31, 2009.

ASML ANNUAL REPORT 2010

10. Other intangible assets
Other intangible assets consist of the following:

	Intellectual	Developed	Customer	In-process
	property	technology	relationships	R&D	Other	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2009	47,250	24,494	8,263	23,148	2,195	105,350
Effect of exchange rates	—	1	—	—	1	2

Balance, December 31, 2009	47,250	24,495	8,263	23,148	2,196	105,352
Effect of exchange rates	—	1,388	470	—	35	1,893

Balance, December 31, 2010	47,250	25,883	8,733	23,148	2,231	107,245

Accumulated amortization and impairment
Balance, January 1, 2009	43,577	8,406	1,894	23,148	1,633	78,658
Amortization	3,436	4,019	1,075	—	254	8,784
Effect of exchange rates	—	(157)	(42)	—	(19)	(218)

Balance, December 31, 2009	47,013	12,268	2,927	23,148	1,868	87,224
Amortization	211	4,052	1,084	—	108	5,455
Effect of exchange rates	—	723	174	—	18	915

Balance, December 31, 2010	47,224	17,043	4,185	23,148	1,994	93,594

Carrying amount
December 31, 2009	237	12,227	5,336	—	328	18,128
December 31, 2010	26	8,840	4,548	—	237	13,651

Intellectual property relates to licenses and patents purchased from third parties. Developed technology, customer relationships, in-process R&D and other were obtained from the acquisition of Brion.

During 2010, the Company recorded amortization charges of EUR 5.5 million (2009: EUR 8.8 million; 2008: EUR 11.5 million) which were fully recorded in cost of sales (2009: EUR 8.8 million; 2008: EUR 11.5 million)

During 2010, the Company did not record any impairment charges for other intangible assets (2009: EUR 0.0 million; 2008: EUR 0.6 million).

Estimated amortization expenses relating to other intangible assets for the next five years and thereafter are as follows:

(in thousands)	EUR
2011	5,285
2012	5,285
2013	1,794
2014	1,095
2015	186
Thereafter	6

Amortization expenses	13,651

ASML ANNUAL REPORT 2010

11. Property, plant and equipment
Property, plant and equipment consist of the following:

	Land,	Machinery		Furniture,
	buildings and	and	Leasehold	fixtures and other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2009[1]	409,985	483,398	153,824	288,297	1,335,504
Additions	74,135	179,050	3,484	7,258	263,927
Disposals	(2,247)	(127,152)	(2,403)	(9,457)	(141,259)
Effect of exchange rates	360	(2,162)	61	386	(1,355)

Balance, December 31, 2009[1]	482,233	533,134	154,966	286,484	1,456,817
Additions	38,528	244,123	31,015	29,129	342,795
Disposals	(2,876)	(187,181)	(1,103)	(1,844)	(193,004)
Effect of exchange rates	8,970	19,177	757	2,475	31,379

Balance, December 31, 2010	526,855	609,253	185,635	316,244	1,637,987

Accumulated depreciation and impairment
Balance, January 1, 2009[1]	70,279	353,468	101,102	231,931	756,780
Depreciation[1]	24,041	63,614	15,851	27,568	131,074
Impairment charges	—	11,185	155	4,556	15,896
Disposals	(2,247)	(88,815)	(2,191)	(9,298)	(102,551)
Effect of exchange rates	(30)	41	12	235	258

Balance, December 31, 2009[1]	92,043	339,493	114,929	254,992	801,457
Depreciation	28,125	79,970	14,919	21,548	144,562
Impairment charges	6,673	1,178	500	212	8,563
Disposals	(1,328)	(71,809)	(1,045)	(1,696)	(75,878)
Effect of exchange rates	1,996	9,194	438	2,324	13,952

Balance, December 31, 2010	127,509	358,026	129,741	277,380	892,656

Carrying amount
December 31, 2009[1]	390,190	193,641	40,037	31,492	655,360
December 31, 2010	399,346	251,227	55,894	38,864	745,331

1	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the VIE that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy.

As of December 31, 2010, the carrying amount includes assets under construction for land, buildings and constructions of EUR 31.8 million (2009: EUR 5.9 million), machinery and equipment of EUR 16.3 million (2009: EUR 30.4 million), leasehold improvements of EUR 29.1 million (2009: EUR 0.5 million) and furniture, fixtures and other equipment of EUR 6.9 million (2009: EUR 1.9 million). As of December 31, 2010, the carrying amount of land amounts to EUR 36.1 million (2009: EUR 34.5 million).

The majority of the additions and disposals in 2010 and 2009 relate to machinery and equipment (including prototypes, demonstration and training systems). These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use, for rental and for evaluation purposes, and at the time they are placed in service, they are expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their expected useful life. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the consolidated statements of cash flows. An amount of EUR 214.1 million (2009: EUR 159.0 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 110.4 million (2009: EUR 27.8 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

The impairment charges recorded in 2010 mainly related to buildings and constructions (EUR 6.7 million). The Company recorded impairment charges with respect to several technical infrastructure items which will cease to be used before the end of the

ASML ANNUAL REPORT 2010

expected economic life due to technical changes relating to NXE (EUV) development. The impairment charges were determined based on the difference between the assets’ value in use (being EUR 0.4 million) and their carrying amount.

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

The impairment charges recorded in 2008 mainly related to machinery and equipment (EUR 22.3 million). The Company impaired certain non-leading-edge machinery and equipment that have ceased to be used during the expected economic life, and which management at the time no longer believed could be sold for two reasons, both relating to the financial and economic crisis. The first reason relates to ASML’s customers’ decision to delay non-leading-edge capacity additions which increases the risk that certain systems will become technologically obsolete. The second reason has to do with the expected plant closures by ASML’s high-tech customers to reduce certain non-leading-edge capacity, which management believed would result in a high supply of used systems and a downward pressure on sales prices. The impairment charges were determined based on the difference between the asset’s estimated fair value (being EUR 5.4 million) and their carrying amount.

As of December 31, 2010, the carrying amount of machinery and equipment includes an amount of EUR 63.0 million with respect to evaluation and rental systems (2009: EUR 73.9 million).

During 2010, the Company recorded impairment charges of EUR 8.6 million (2009: EUR 15.9 million; 2008: EUR 24.6 million) of which it recorded EUR 7.3 million (2009: EUR 2.1 million; 2008: EUR 20.8 million) in cost of sales, EUR 0.7 million (2009: EUR 9.1 million; 2008: EUR 2.2 million) in R&D costs and EUR 0.6 million (2009: EUR 4.7 million; 2008: EUR 1.6 million) in SG&A costs.

During 2010, the Company recorded depreciation charges of EUR 144.6 million (2009: EUR 131.1 million; 2008: EUR 109.8 million) of which it recorded EUR 80.4 million (2009: EUR 83.6 million; 2008: EUR 50.3 million) in cost of sales, EUR 16.7 million (2009 EUR 21.9 million; 2008: EUR 25.5 million) in R&D costs and EUR 47.5 million (2009: EUR 25.6 million; 2008: EUR 34.0 million) in SG&A costs.

Variable Interest Entity
As a result of the adoption of ASC 810, as of December 31, 2010, the carrying amount of land, buildings and constructions includes an amount of EUR 35.2 million (2009: EUR 36.7 million) relating to the Company’s headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a Variable Interest Entity (VIE).

In 2003, the Company moved to its current Veldhoven headquarters. The Company is leasing these headquarters for a period of 15 years (from 2003) from an entity (“lessor”) that was incorporated by a syndicate of three banks (“shareholders”) solely for the purpose of leasing this building. The lessor’s shareholders equity amounts to EUR 1.9 million and did not change since 2003.

The shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. The entity is determined to be a VIE because the equity investors do not have sufficient equity at risk for the legal entity to finance its activities without sufficient additional subordinated support.

The primary purpose for which the VIE was created was to provide ASML with use of the building for 15 years, where ASML does not retain substantially all the risks and rewards from changes in value of the building. The main activities of the entity are to rent, re-market and ultimately sell the building that is owned by the VIE. The economic performance of the VIE is most significantly impacted by the ability of the lessee (ASML) to exercise the call option at any time during the lease term, and thus the Company could potentially benefit from increases in the fair value of the building.

While the debt holders have a variable interest, and may absorb losses, and the equity holders have a variable interest and may receive benefits, they do not have the power to direct activities that most significantly impact the entity’s economic performance and therefore, cannot be the primary beneficiary. Through the pre-determined price of the call option ASML has the power over the VIE, therefore only ASML meets both the power and losses/benefit criterion and consolidates the VIE. See Note 1.

ASML ANNUAL REPORT 2010

12. Accrued and other liabilities
Accrued and other liabilities consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Deferred revenue	219,378	543,145
Costs to be paid	208,684	270,836
Deposits from customers	—	150,000
Down payments from customers	274,074	675,636
Personnel related items	114,255	177,025
Derivative instruments	17,471	34,898
Standard warranty reserve	23,208	37,965
Other	4,650	2,314

Accrued and other liabilities	861,720	1,891,819
Less: long-term portion of accrued and other liabilities	44,359	373,070[1]

Short-term portion of accrued and other liabilities	817,361	1,518,749

1	The main part of the non current portion of accrued and other liabilities relates to down payments received from customers regarding 2012 shipments of high-volume EUV systems.

The increase in accrued and other liabilities is mainly caused by an increase in net sales, resulting in increased deferred revenue and deposits and down payments from customers.

Deferred revenue mainly consists of prepaid extended and enhanced (optic) warranty contracts and award credits regarding free or discounted products or services. Further, an amount of EUR 38.5 million is included regarding the first second-generation EUV system shipment.

Costs to be paid mainly relate to accrued cost for unbilled services provided by vendors including contracted labor, outsourced services and consultancy.

The Company receives advances from customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development in the form of down payments.

Personnel related items mainly consist of accrued management bonuses, accrued profit sharing, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

Derivative financial instruments consist of currency contracts and the fair value of interest rate swaps which includes accrued interest.

Changes in standard warranty reserve for the years 2009 and 2010 are as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Balance, January 1	35,225	23,208
Additions of the year	15,047	46,467
Utilization of the reserve	(19,360)	(14,325)
Release of the reserve	(7,666)	(18,480)
Effect of exchange rates	(38)	1,095

Standard warranty reserve	23,208	37,965

The release of the reserve is due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning-curve concerning ASML’s systems. The release has been included in cost of sales.

ASML ANNUAL REPORT 2010

In 2010 and 2009, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material impact. For 2008, the impact of the change in accounting estimate on the consolidated statements of operations and per share amounts was as follows:

Year ended December 31	2008
(in thousands, except per share data)	EUR	%
Income from operations	33,409	11.6%
Net income	24,890	7.7%
Basic net income per ordinary share	0.06	8.0%
Diluted net income per ordinary share	0.06	8.1%

13. Provisions
Provisions consist of the following:

	Employee contract	Lease contract
	termination benefits	termination costs	Total
(in thousands)	EUR	EUR	EUR
Balance, January 1, 2009	2,265	17,908	20,173
Utilization of the provision	(2,244)	(2,747)	(4,991)
Unwinding of discount	—	136	136
Effect of exchange rates	(21)	(99)	(120)

Balance, December 31, 2009	—	15,198	15,198
Utilization of the provision	—	(2,576)	(2,576)
Unwinding of discount	—	305	305
Effect of exchange rates	—	1,134	1,134

Balance, December 31, 2010	—	14,061	14,061

Non-current portion of provisions
December 31, 2009	—	12,694	12,694
December 31, 2010	—	11,811	11,811

The provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be utilized by 2017.

14. Long-term debt
The long-term debt consists of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
5.75 percent Eurobond, carrying amount	663,088	674,835
Variable Interest Entity	36,654	35,225
Other	14	—

Long-term debt	699,756	710,060

ASML ANNUAL REPORT 2010

The Company’s obligations to make principal repayments under the Eurobond and other borrowing arrangements as of December 31, 2010, for the next five years and thereafter and excluding interest expense, are as follows:

(in thousands)	EUR
2011	1,429
2012	1,429
2013	1,429
2014	1,429
2015	1,429
Thereafter	628,080

Long-term debt	635,225
Less: current portion of long-term debt	1,429

Non-current portion of long-term debt	633,796

Eurobond
The following table summarizes the carrying amount of the Company’s outstanding Eurobond, including fair value of interest rate swaps used to hedge the change in the fair value of the Eurobond:

As of December 31	2009	2010
(in thousands)	EUR	EUR
5.75 percent Eurobond
Principal amount	600,000	600,000
Fair value interest rate swaps[1]	63,088	74,835

Carrying amount	663,088	674,835

1	The fair value of the interest rate swaps excludes accrued interest.

In June 2007, ASML completed an offering of EUR 600.0 million principal amount of its 5.75 percent notes due 2017, with interest payable annually on June 13 of each year. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017.

The Eurobond serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the market value of fixed loan coupons payable on the Company’s Eurobond due to changes in market interest rates. The fair value changes of the interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current and non-current assets). Therefore, the carrying amount is only adjusted for fair value changes in interest rate swaps. The following table summarizes the estimated fair value of the Eurobond:

		2009			2010
	Principal	Carrying		Principal	Carrying
As of December 31	Amount	Amount	Fair Value[1]	Amount	Amount	Fair Value[1]
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
5.75 percent Eurobond	600,000	663,088	599,232	600,000	674,835	631,452

1	Source: Bloomberg Finance LP

The fair value of the Company’s Eurobond is estimated based on the quoted market prices as of December 31, 2010. The fair value of the Eurobond is higher than the principal amount as a result of lower interest rates.

Variable interest entity
Long-term debt includes an amount of EUR 35.2 million (2009: EUR 36.7 million) relating to the Company’s VIE. As of January 1, 2010 ASML adopted ASC 810, ’Amendments to FIN 46(R)’ which resulted in the consolidation of the VIE that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures have been adjusted to reflect this change in accounting policy. See note 11.

ASML ANNUAL REPORT 2010

Lines of credit
The Company’s available credit facilities amount to EUR 700.0 million as of December 31, 2010 and December 31, 2009 and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. In May 2010, the Company, in line with its financing policy, cancelled its EUR 500.0 million credit facility that was due to expire in May 2012 and replaced it with a new EUR 500.0 million credit facility from the same group of banks. The new credit facility has a term of five years and contains the same restrictive covenant as the credit facility it replaced. This covenant requires the Company to maintain a minimum committed capital to net total assets ratio of 40 percent calculated in accordance with contractually agreed definitions. As of December 31, 2010 and December 31, 2009, this ratio was 78.0 percent and 85.7 percent, respectively. Therefore, the Company was in compliance with the covenant at the end of 2010 and 2009. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2010 and 2009.

The EUR 200.0 million loan facility is related to the Company’s EUV investment efforts and was entered into during the first half of 2009. In June 2010, the Company and the European Investment Bank agreed to extend the availability period of the EUR 200.0 million loan facility by six months, allowing the Company to draw the facility up to March 31, 2011. When drawn, the loan is repayable in annual installments starting four years after drawdown, with a final repayment seven years after drawdown. This facility contains a covenant that restricts indebtedness, as contractually defined, to a maximum amount of EUR 2,300.0 million. As of December 31, 2010 and December 31, 2009, this indebtedness amounted to EUR 1,319.2 million and EUR 1,319.0 million, respectively. Therefore, the Company was in compliance with this covenant at the end of 2010 and 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility at the end of 2010 and 2009.

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

Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations as of December 31, 2010 can be summarized as follows:

		Less than	1-3	3-5	After 5
Payments due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Long Term Debt Obligations, including interest expense[1]	951,560	35,929	71,859	71,859	771,913
Deposits from customers	150,000	150,000	—	—	—
Operating Lease Obligations	106,671	30,088	40,188	22,802	13,593
Purchase Obligations	2,098,432	2,003,321	94,942	169	—
Unrecognized Tax Benefits	162,066	29,956	30,853	40,062	61,195

Contractual Obligations	3,468,729	2,249,294	237,842	134,892	846,701

1	See Note 14 for the amounts excluding interest expense.

Long-term debt obligations mainly relates to interest payments and principal amount of the Eurobond. See Note 14.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 37.9 million, EUR 37.1 million and EUR 41.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

ASML ANNUAL REPORT 2010

Several operating leases for the Company’s buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2010 can be summarized as follows:

		Less than	1-3	3-5	After 5
Purchase options due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	31,232	—	8,250	8,999	13,983

Purchase obligations include purchase commitments with vendors in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. If not, the general terms and conditions of the agreements relating to the major part of the Company’s purchase commitments as of December 31, 2010 contain clauses that enable ASML to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that ASML has agreed with its supply chain partners give ASML additional flexibility to adapt its purchase obligations to its requirements in light of the inherent cyclicality of the industry in which the Company operates. The Company establishes a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

Unrecognized tax benefits relate to a liability for uncertain tax positions. See Note 18.

16. Employee benefits

Deferred compensation plans
In February 1997, SVG (a company that merged with ASML in May 2001) adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and directors fees. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5.0 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120.0 percent of the average Moody’s corporate bond rate. For calendar years 2008 and 2009, participants’ accounts were credited at 7.34 percent and 9.07 percent. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. Effective January 1, 2010, the plan was terminated. This termination did not have a material impact on the Company’s consolidated statements of operations. No expenses were incurred under this plan during 2010 (2009: EUR 0.2 million; 2008: EUR 0.2 million). As of December 31, 2010, the Company’s liability under the deferred compensation plan was zero (2009: EUR 2.0 million).

In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2010, 2009 and 2008. On December 31, 2010 and 2009, the Company’s liability under the deferred compensation plan was EUR 9.4 million and EUR 6.7 million, respectively.

Pension plans
ASML maintains various pension plans covering substantially all of its employees. The Company’s employees in the Netherlands, approximately 4,100 in full-time employees (“FTEs”), participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan covers approximately 1,220 companies and 147,000 contributing members. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 104.3 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment.

ASML’s net periodic pension cost for this multi-employer plan for any period is the amount of the required contribution for that period. A contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because

ASML ANNUAL REPORT 2010

each entity that participates in a multi-employer plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate.

The coverage ratio of the multi-employer plan decreased to 96.0 percent as of December 31, 2010 (December 31, 2009: 99.0 percent). Because of the low coverage ratio, PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank (the Dutch central bank, which is the supervisor of all pension companies in the Netherlands). For 2011, the pension premium percentage will not increase as the current premium level, which is 23.0 percent of the total pensionable salaries, is the maximum premium determined in the articles of association of the Pension Company. The coverage ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is based on actual market interest.

ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant period.

The Company’s pension costs for all employees for the three years ended December 31, 2008, 2009 and 2010 were:

Year ended December 31	2008	2009	2010
(in thousands)	EUR	EUR	EUR
Pension plan based on multi-employer union plan	30,579	30,930	29,643
Pension plans based on defined contribution	8,466	8,895	10,950

Pension costs	39,045	39,825	40,593

Bonus plan
ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on the actual performance on corporate, departmental and personal targets. The bonus for members of senior management can range between 0.0 percent and 40.0 percent, or 0.0 percent and 70.0 percent of their annual salaries, depending upon their seniority. The performance targets for 2010 are set per half year. The bonus of the first half of 2010 was paid in the second half of 2010. The bonus of the second half is accrued for in the consolidated balance sheet as of December 31, 2010 and is expected to be paid in the first quarter of 2011. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2008	2009	2010
(in thousands)	EUR	EUR	EUR
Bonus expenses	7,756	9,167	9,694

ASML has a retention bonus plan for employees and executives of Brion including three retention bonuses. The first retention bonus was conditional on the first year of employment after the acquisition date and was paid in March 2008. The second retention bonus is conditional on the second year of employment after the acquisition date and was paid in March 2009. The third retention bonus is conditional on the third year of employment after the acquisition date and is paid in March 2010. ASML has a new retention bonus plan for the period from March 2010 to March 2012 for executives of Brion including two retention bonuses. The first retention bonus is conditional over the first year of employment and is payable in April 2011. The second retention bonus is conditional over the second year of employment and is payable in April 2012. The Company’s bonus expenses for all participants under these plans were:

Year ended December 31	2008	2009	2010
(in thousands)	EUR	EUR	EUR
Bonus expenses	5,031	5,222	1,165

Profit-sharing plan
ASML has a profit-sharing plan covering all employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0.0 to 20.0 percent of annual salary. The profit-sharing percentage for the years 2010, 2009 and 2008 was 18.0 percent, 0.0 percent and 6.0 percent, respectively.

ASML ANNUAL REPORT 2010

Share-based payments
The total gross amount of recognized expenses associated with share-based payments was EUR 12.1 million in 2010, EUR 13.4 million in 2009 and EUR 13.5 million in 2008.

Total compensation expenses related to non-vested awards to be recognized in future periods amount to EUR 16.7 million as per December 31, 2010 (2009: EUR 15.4 million; 2008: EUR 17.5 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.3 years (2009: 1.2 years; 2008: 1.5 years).

Stock option transactions are summarized as follows:

		Weighted average
	Number of	exercise price per
	options	ordinary share (EUR)
Outstanding, January 1, 2008	15,036,599	20.90
Granted	1,151,203	15.76
Exercised	(1,119,426)	12.03
Forfeited	(984,832)	11.99
Expired	(2,008,620)	17.02

Outstanding, December 31, 2008	12,074,924	22.57
Granted	368,752	15.67
Exercised	(1,014,287)	10.73
Forfeited	(197,346)	19.56
Expired	—	—
Transfer to/from Board of Management[1]	79,536	23.40

Outstanding, December 31, 2009	11,311,579	23.47
Granted	55,565	23.37
Exercised	(2,263,276)	11.22
Forfeited	(60,376)	18.53
Expired	(60,067)	15.38

Outstanding, December 31, 2010	8,983,425	26.66
Exercisable, December 31, 2010	8,161,139	27.66
Exercisable, December 31, 2009	10,264,985	24.06
Exercisable, December 31, 2008	9,717,891	24.32

1	In 2009, as a result of a change in the Board of Management 79,536 stock options were transferred between employee benefits and Board of Management remuneration.

The estimated weighted average fair value of options granted during 2010, 2009 and 2008 was EUR 8.14, EUR 6.03 and EUR 6.77, respectively, on the date of grant.

The weighted average share price at the date of exercise for stock options for the year ended December 31, 2010 was EUR 24.61 (2009: EUR 20.31; 2008: EUR 17.91).

Details with respect to the outstanding stock options are set out in the following table:

	Number		Weighted average	Weighted average
	oustanding		remaining	exercise price of
Range of exercise	December 31,	Number exercisable	contractual life of	oustanding options
prices (EUR)	2010	December 31, 2010	outstanding options (years)	(EUR)
0.15 - 7.94	325,482	288,516	4.56	1.22
8.17 - 12.62	2,894,858	2,874,158	4.38	11.46
12.75 - 19.13	1,518,478	1,003,914	6.03	16.81
19.45 - 29.18	653,677	403,621	7.28	23.41
29.65 - 44.48	21,000	21,000	1.07	36.89
45.02 - 67.53	3,569,930	3,569,930	1.07	46.02

Total	8,983,425	8,161,139	3.56	26.66

ASML ANNUAL REPORT 2010

Details with respect to stock options and shares are set out in the following table:

Year ended December 31
(in thousands, except for contractual term)	2008	2009	2010
Aggregate intrinsic value of stock options exercised (EUR)	5,894	10,140	30,546
Total fair value at vesting date of shares vested during the year (EUR)	4,288	8,465	9,469
Aggregate remaining contractual term of currently exercisable options (years)	4.83	4.28	3.14
Aggregate intrinsic value of exercisable stock options (EUR)	11,671	77,813	71,524
Aggregate intrinsic value of outstanding stock options (EUR)	15,491	84,554	81,402

Employee share issuances in 2010 are summarized as follows:

		Conditionally					Conditionally
		outstanding	Number of	Share			outstanding
		shares at	conditionally	price at			shares at	End of
		January 1,	shares	grant	Forfeited/		December 31,	vesting
Share plan	Year	2010	granted	date (EUR)	expired	Vested	2010	period
Employee plan	2007	42,570	—	24.26	(1,854)	(40,716)	—	10/19/2010
Brion stock plan	2007	110,675	—	17.50	—	(110,675)	—	03/07/2010
Brion performance stock plan	2007	40,822	—	23.12	(2,000)	(38,822)	—	12/31/2010
New hire performance stock plan	2007	8,182	—	22.00	(2,727)	(5,455)	—	12/31/2010
Senior management plan[1]	2007	31,164	—	17.80	(5,662)	(25,502)	—	10/19/2010
Employee plan	2008	34,622	—	14.87	(1,180)	—	33,442	07/18/2011
Brion performance stock plan	2008	134,752	—	12.95	(6,604)	(64,074)	64,074	12/31/2011
New hire performance stock plan January	2008	4,362	—	17.60	(727)	(1,454)	2,181	01/19/2011
Incentive share plan January	2008	2,500	—	17.60	—	—	2,500	01/19/2011
New hire performance stock plan July	2008	22,698	—	14.83	(2,523)	(5,044)	15,131	12/31/2011
New hire performance stock plan October	2008	7,875	—	11.43	—	(2,625)	5,250	10/17/2011
Senior management plan	2008	91,104	—	13.05	(9,257)	—	81,847	07/18/2011
Employee plan	2009	93,150	—	24.14	(1,200)	—	91,950	10/16/2012
Senior management plan	2009	225,875		19.85	(13,475)	—	212,400	10/16/2012
New hire performance stock plan January	2010	—	27,066	23.38	(4,116)	—	22,950	01/22/2013
New hire performance stock plan April	2010	—	6,595	25.59	—	—	6,595	04/16/2013
Brion performance stock plan	2010	—	79,395	25.59	—	—	79,395	04/16/2013
Employee plan	2010	—	118,100	23.37	—	—	118,100	10/15/2013
New hire performance stock plan October	2010	—	9,042	23.37	—	—	9,042	10/15/2013

Total		850,351	240,198		(51,325)	(294,367)	744,857

1	In 2009, as a result of a change in the Board of Management shares were transferred between employee benefits and Board of Management remuneration.

Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the applicable grant-dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant-date.

The fair value of the stock options is determined using a Black-Scholes option valuation model.

ASML ANNUAL REPORT 2010

The Black-Scholes option valuation of the fair value of the Company’s stock options is based on the following assumptions:

Year ended December 31	2008	2009	2010
Weighted average share price (in EUR)	12.5	16.7	24.1
Volatility (in percentage)	54.5	51.7	36.4
Expected life (in years)	4.9	4.6	4.6
Risk free interest rate	4.4	3.2	2.5
Expected dividend yield (in EUR)	1.15	1.06	1.06
Forfeiture rate[1]	—	—	—

1	For of the three years ended December 31, 2010, forfeitures are estimated to be nil.

When establishing the expected life assumption the Company annually takes into account the contractual terms of the options as well as historical employee exercise behavior.

Share-based payment plans
The Company has adopted various share and option plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of share options and maximum number of shares that can be granted in that year. The determination is subject to the approval of the Supervisory Board of the Company.

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

Shares are granted two times per year under the senior management plan. Stock options granted under the senior management plan have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the date the plan was communicated to senior management (announcement date). The fair value of shares is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the announcement date. The announcement date may differ from the grant-date for reason of later approval and mutual understanding of the performance condition. Granted awards generally vest over a two to three-year period with any unexercised share options expiring ten years after the announcement date.

Employee plan
The employee plan includes a three-year service condition. Stock options granted under the employee plan have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant-date. The fair value of shares is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant-date. Granted awards vest over a three-year period with any unexercised share options expiring ten years after the grant-date.

Employee Purchase Plan
Every quarter, ASML offers its worldwide payroll employees the opportunity to buy ASML shares or ASML share options against fair value out of their net salary. The fair value for shares is determined based on the closing price of the ordinary shares on Euronext Amsterdam on the grant-date. The fair value of the share options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Share Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, ASML will pay out a 20.0 percent cash bonus on the net invested amount.

New hire performance stock plan
Some new hires are eligible to conditional performance stock awards, under the conditions set out in the general terms and conditions. The maximum number of performance stock will be determined on the day of conditional grant and will be based upon the market fair value of an ASML share per that day. The ultimately awarded number of shares of performance stock will be determined on yearly targets over a three-year period of achievement. These targets are financial parameters relating to ROAIC parameters of a benchmark group or financial parameters relating to ASML ROAIC.

Brion stock plan
The Brion stock plan includes a three-year service condition. The fair value of the stock is determined based on the closing price of the Company’s ordinary shares on NASDAQ on the grant-date.

ASML ANNUAL REPORT 2010

Brion performance stock plan
The performance stock awards are conditional on the executive completing a three to four-year requisite service period and on achievement of the performance conditions. The performance target is based on multiple metrics, each with its own weight. The fair value of the stock is determined based on the closing price of the Company’s ordinary shares on the NASDAQ on the grant-date.

Brion stock option plan
At the effective date of the acquisition the existing stock options of Brion have been converted to ASML stock options leaving the vesting terms and conditions unchanged. The fair value of the stock options was determined using a Black-Scholes option valuation model. The fair value of the stock options relating to past services is part of the total purchase consideration. The fair value of the stock options relating to future services will be part of future compensation expenses. Granted awards vest over a four-year period.

Stock Option Extension Plans and Financing
In 2002, employees were offered an extension of the option period for options granted in 2000. As a result the option period was extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan still exceeded ASML’s share price on the modification date. As a result, these stock option extensions did not result in recognition of any compensation expense in accordance with ASC 718.

Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees subject to the Dutch tax-regime. The interest-free loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven. ASML’s Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.

In 2006, the Company launched a stock option plan for Dutch employees holding stock options granted in 2000 (option “A”), which expire in 2012. In this plan the Company granted options (option “B”) which only become effective after option “A” expires unexercised in 2012. The virtual employee loan in conjunction with option “A” will then be transferred to option “B” and consequentially gets the status of a perpetual loan. In total 932 employees chose to join this plan. Under the plan ASML granted 1,515,643 stock options and recognized additional compensation expenses of EUR 0.8 million for the year ended December 31, 2006.

Policy for issuing shares upon exercise
In 2010, 2009 and 2008, only repurchased shares were used to satisfy the option rights upon exercise.

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

From late 2001 through 2004, the Company was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices (the “Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007. The license period for certain patents subject to the Nikon Cross-License Agreement, which were not perpetually licensed, ended on December 31, 2009. Pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 to December 31, 2014 (the “Cross-License Transition Period”), not to bring suit for claims related to infringement of those patents or for claims related to infringement of patents issued during the Cross-License Transition Period. However, beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License

ASML ANNUAL REPORT 2010

Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products utilizing patents that are valid and enforceable.

18. Income taxes
The components of (provision for) benefit from income taxes are as follows:

Year Ended December 31	2008	2009	2010
(in thousands)	EUR	EUR	EUR
Current tax	50,857	(29,970)	(180,613)
Deferred tax	(38,131)	50,595	(40,090)

Total	12,726	20,625	(220,703)

The Dutch statutory tax rate was 25.5 percent in 2010, 2009 and 2008. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation between the (provision for) benefit from income taxes shown in the consolidated statements of operations, based on the effective tax rate, and expense based on the Dutch tax rate, is as follows:

Year Ended December 31	2008		2009		2010
(in thousands)	EUR	%	EUR	%	EUR	%
Income (loss) from operations before income taxes	309,644	100.0	(171,550)	100.0	1,242,523	100.0
Income tax (provision) benefit based on the Company’s domestic rate	(78,959)	25.5	43,745	25.5	(316,843)	25.5
Effects of tax rates in foreign jurisdictions	26,764	(8.6)	18,482	10.8	35,865	(2.9)
Adjustments in respect of changes in
the applicable tax rate	—	—	—	—	66,312	(5.3)
Adjustments in respect of prior years’ current taxes	80,390	(26.0)	(36,267)	(21.2)	25,648	(2.1)
Other credits and non-taxable items	(15,469)	5.0	(5,335)	(3.1)	(31,685)	2.6

(Provision for) benefit from income taxes shown in the consolidated statements of operations	12,726	(4.1)	20,625	12.0	(220,703)	17.8

Income tax (Provision) benefit based on the Company’s domestic rate
(Provision for) benefit from income taxes is based on the Company’s domestic income tax rate and reflects the (provision for) benefit from income taxes that would have been applicable if all of the Company’s income (loss) was derived from its Dutch operations and there were no permanent book tax differences and no other tax facilities.

Effects of tax rates in foreign jurisdictions
A portion of ASML’s results are realized in countries other than the Netherlands where different tax rates are applicable.

Adjustments in respect of changes in the applicable tax rate
In December 2010, ASML reached agreement with the Dutch fiscal authorities regarding the application of the “Innovation Box”, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. While the Company’s domestic nominal rate was 25.5 percent in 2010, for the ASML entities in the Dutch fiscal group, the tax rate is effectively reduced as a result of the Innovation Box effect for current and prior years. As a result certain Dutch deferred tax assets, Dutch deferred tax liabilities and other taxes will be realized in future years against the reduced effective tax rate resulting from the Innovation Box. The net effect amounts to EUR 26.8 million (loss) or 2.2 percent of income from operations before income taxes. The Innovation Box effect for the current year amounts to EUR 93.5 million (gain) or 7.5 percent of income from operations before income taxes.

At the end of 2010, the Dutch government enacted a tax rate reduction from 25.5 percent in 2010 to 25.0 percent in 2011. As a result, the value of certain Dutch deferred tax assets and liabilities was reduced by EUR 0.4 million (loss).

ASML ANNUAL REPORT 2010

Adjustments in respect of prior years’ current taxes
In 2008, ASML recognized income tax benefit of EUR 80.4 million or 26.0 percent of income from operations before income taxes mainly attributable to three items on which the Company reached agreement with the Dutch tax authorities (EUR 69.8 million including interest or 22.5 percent). These items were the treatment of taxable income related to ASML’s patent portfolio (application of the “Royalty Box”) in 2007, the valuation of intellectual property rights acquired in the past against historical exchange rates, and the treatment of taxable income related to a temporarily depreciated investment in ASML’s United States subsidiary, all of which had a favorable impact on the effective tax rate for 2008.

In 2009, ASML recognized tax expense of EUR 36.3 million or 21.2 percent of loss from operations before income taxes mainly attributable to the reversal of the 2007 Royalty Box benefit which had an unfavorable impact on the effective tax rate for 2009 (EUR 43.5 million including interest or 25.4 percent). In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of 2007, as management at that time expected that a clean start of the Innovation Box (which under Dutch law replaced the Royalty Box as of January 1, 2010) in 2010 would result in a higher cumulative benefit for ASML.

In 2010, ASML recognized tax benefit of EUR 25.6 million or 2.1 percent of income from operations before income taxes mainly attributable to the application of the Innovation Box for prior years, which had a favorable effect on the effective tax rate for 2010 (EUR 37.5 million including interest or 3.0 percent).

Other credits and non-taxable items
Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of (the reversal of) various tax credits on the Company’s provision for income taxes and movements in the liability for unrecognized tax benefits.

Income taxes recognized directly in equity
Income taxes recognized directly in equity (including other comprehensive income) is as follows:

Income tax recognized in equity	2008	2009	2010
(in thousands)	EUR	EUR	EUR
Current tax
Derivative financial instruments[1]	(16,081)	—	8,262
Share-based payments	(2,144)	—	(106)
Deferred tax
Derivative financial instruments[1]	—	813	—
Share-based payments	—	(1,954)	—

Total income tax recognized in equity	(18,225)	(1,141)	8,156

1	Recognized directly in Other Comprehensive Income.

Liability for unrecognized tax benefits and deferred taxes
The deferred tax position and liability for unrecognized tax benefits recorded on the balance sheet are as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Liability for unrecognized tax benefits	(133,270)	(162,066)
Deferred tax position	194,486	193,587

Total	61,216	31,521

Liability for unrecognized tax benefits
The calculation of the Company’s liability for unrecognized tax benefits involves uncertainties in the application of complex tax laws. The Company’s estimate for the potential outcome of any uncertain tax issue is highly judgmental. The Company believes that it has adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with its expectations could have a material impact on its consolidated financial statements.

Consistent with the provisions of ASC 740, as of December 31, 2010, ASML has a liability for unrecognized tax benefits of EUR 162.1 million (2009: EUR 133.3 million). An amount of EUR 143.9 million of this liability for unrecognized tax benefits is

ASML ANNUAL REPORT 2010

classified as non-current deferred and other tax liabilities because payment of cash is not expected within one year, while an amount of EUR 18.2 million of this liability for unrecognized tax benefits is classified as current deferred and other tax liabilities because payment of cash is expected within one year. The 2009 liability for unrecognized tax benefits was classified as non-current deferred and other tax liabilities since at that time, payment of cash is not expected within one year. The total liability for unrecognized tax benefits, if reversed, would have a favorable effect on the Company’s effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the (provision for) benefit from income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheets of December 31, 2010 amounted to EUR 33.8 million (2009: EUR 28.5 million). Accrued interest and penalties recorded in the consolidated statements of operations of 2010 amounted to EUR 5.3 million (2009: EUR 4.9 million; 2008: EUR 2.1 million) and are included under (provision for) benefit from income taxes.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31	2009	2010
(in millions)	EUR	EUR
Balance, January 1	124.2	133.3
Gross increases – tax positions in prior period	6.4	8.6
Gross decreases – tax positions in prior period	(1.8)	(1.1)
Gross increases – tax positions in current period	10.6	24.7
Settlements	(4.3)	(3.4)
Lapse of statute of limitations	(1.8)	—

Total liability for unrecognized tax benefits	133.3	162.1
Less: current portion of liability for unrecognized tax benefits	—	18.2
Non-current portion of liability for unrecognized tax benefits	133.3	143.9

For the year ended December 31, 2010, there were no material changes compared to 2009 related to the liability for unrecognized tax benefits that impacted the Company’s effective tax rate.

The Company estimates that the total liability for unrecognized tax benefits will decrease by EUR 30.0 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to a cash payment in order to be able to contest the assessment, expected settlements and expiration of statute of limitations.

The Company is subject to tax audits in its major tax jurisdictions for years from and including 2007 onwards in the Netherlands, for years from and including 2004 onwards for Hong Kong, and for years from and including 2001 onwards for the United States. In the course of such audits, local tax authorities may challenge the positions taken by the Company. For the years 2004 and 2005, the applicable tax rate of taxable profits is subject to tax audits in certain tax jurisdictions.

Deferred tax position
The changes in deferred income tax assets and liabilities consist of the following elements:

Changes in deferred tax assets and liabilities	2009	2010
(in thousands)	EUR	EUR
Balance, January 1	134,268	194,486
Income statement	59,639	(11,943)
Equity	1,141	—
Exchange differences	(562)	11,044

Balance, December 31	194,486	193,587

ASML ANNUAL REPORT 2010

The deferred tax position is classified in the consolidated financial statements as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Deferred tax assets – current	119,404	134,429
Deferred tax assets – non-current	133,263	71,008
Total deferred tax assets	252,667	205,437
Deferred tax liabilities – current	(3,047)	(65)
Deferred tax liabilities – non-current	(55,134)	(11,785)
Total deferred tax liabilities	(58,181)	(11,850)

Total	194,486	193,587

Non-current deferred tax assets decreased as a result of a reduction of the effective tax rate in the Netherlands pursuant to the application of the Innovation Box and a reduction of the Dutch statutory income tax rate to 25.0 percent as of January 1, 2011. In addition non-current deferred tax assets decreased as a result of a decrease in R&D costs which are tax deductible in future years. Both current and non-current deferred tax assets decreased as a result of the use of tax carry-forward losses in 2010 in the Netherlands and the United States. For the current deferred tax assets, this decrease was more than offset by an increase in deferred tax assets relating to work-in-process inventories. Furthermore, non-current deferred tax liabilities decreased mainly relating to a temporarily depreciated investment which was repaid in the period 2006 through 2010 in five equal installments. As of December 31, 2010, this repayment obligation has been fulfilled.

The composition of total deferred tax assets and liabilities in the consolidated financial statements is as follows:

Deferred tax assets
Composition of		Income		Exchange
temporary differences	January 1, 2009	statement	Equity	differences	December 31, 2009
(in thousands)	EUR	EUR	EUR	EUR	EUR
Tax effect carry-forward losses	57,832	48,977	1,141	(890)	107,060
Inventories	33,298	2,456	—	3	35,757
Capitalized research and development expenditures	43,522	(10,240)	—	(34)	33,248
Bilateral advance pricing agreement[1]	20,856	(6,379)	—	(87)	14,390
Fixed assets	5,840	7,821	—	(271)	13,390
Provisions	16,406	(4,018)	—	34	12,422
Restructuring and impairment	12,840	(5,248)	—	412	8,004
Share-based payments	3,445	1,426	—	(74)	4,797
Deferred revenue	6,107	(1,858)	—	(14)	4,235
Installation and warranty reserve	4,718	(1,041)	—	68	3,745
Alternative minimum tax credits[2]	3,016	(151)	—	31	2,896
Other temporary differences	12,033	567	—	123	12,723

Total	219,913	32,312	1,141	(699)	252,667

1	The Bilateral advance pricing agreement relates to intellectual property which is capitalized from a tax perspective resulting in a temporary difference.
2	Alternative minimum tax credits relate to prepaid United States taxes which are credited against future taxable profits after the carry-forward losses used.

Deferred tax liabilities
Composition of		Income		Exchange
temporary differences	January 1, 2009	statement	Equity	differences	December 31, 2009
(in thousands)	EUR	EUR	EUR	EUR	EUR
Temporary depreciation investments[1]	(72,587)	36,294	—	—	(36,293)
Fixed assets	—	(7,508)	—	154	(7,354)
Brion intellectual property	(8,862)	1,953	—	21	(6,888)
Transfer pricing	—	(2,878)	—	(108)	(2,986)
Borrowing costs	(2,020)	(696)	—	—	(2,716)
Other temporary differences	(2,176)	162	—	70	(1,944)

Total	(85,645)	27,327	—	137	(58,181)

1	The Company has temporarily depreciated part of its investments in its United States group companies which has been deducted from the taxable base in the Netherlands.

ASML ANNUAL REPORT 2010

Deferred tax assets
Composition of		Income		Exchange
temporary differences	January 1, 2010	statement	Equity	differences	December 31, 2010
(in thousands)	EUR	EUR	EUR	EUR	EUR
Tax effect carry-forward losses	107,060	(84,794)	—	5,490	27,756
Inventories	35,757	34,155	—	1,212	71,124
Capitalized research and development expenditures	33,248	(7,504)	—	1,495	27,239
Bilateral advance pricing agreement[1]	14,390	(6,778)	—	381	7,993
Fixed assets	13,390	(9,244)	—	240	4,386
Provisions	12,422	8,671	—	735	21,828
Restructuring and impairment	8,004	(2,572)	—	642	6,074
Share-based payments	4,797	(3,488)	—	369	1,678
Deferred revenue	4,235	6,475	—	180	10,890
Installation and warranty reserve	3,745	4,137	—	210	8,092
Alternative minimum tax credits[2]	2,896	1,588	—	174	4,658
Other temporary differences	12,723	(916)	—	1,912	13,719

Total	252,667	(60,270)	—	13,040	205,437

1	The Bilateral advance pricing agreement relates to intellectual property which is capitalized from a tax perspective resulting in a temporary difference.
2	Alternative minimum tax credits relate to prepaid United States taxes which are credited against future taxable profits after the carry-forward losses used.

Deferred tax liabilities
Composition of		Income		Exchange	December 31,
temporary differences	January 1, 2010	statement	Equity	differences	2010
(in thousands)	EUR	EUR	EUR	EUR	EUR
Temporary depreciation investments[1]	(36,293)	36,293	—	—	—
Fixed assets	(7,354)	(1,741)	—	(566)	(9,661)
Brion intellectual property	(6,888)	7,981	—	(1,093)	—
Transfer pricing	(2,986)	3,237	—	(251)	—
Borrowing costs	(2,716)	1,485	—	—	(1,231)
Other temporary differences	(1,944)	1,072	—	(86)	(958)

Total	(58,181)	48,327	—	(1,996)	(11,850)

1	The Company has temporarily depreciated part of its investments in its United States group companies which has been deducted from the taxable base in the Netherlands.

Tax effect carry-forward losses
Deferred tax assets from carry-forward losses result predominantly from net operating loss carry-forwards incurred in the Netherlands and the United States prior to 2010. Available Dutch net operating losses were fully utilized to offset taxable income during 2010.

Net operating losses qualified as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to use its carry forward United States federal tax losses in existence at December 31, 2010, will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. The Company’s ability to use United States state tax loss carry forwards in existence at December 31, 2010, is subject to varying state statutes (providing for periods of between 5 and 20 years) and valuation allowances have been set up for state carry forward losses that are not expected to be realized before they expire. The total amount of losses carried forward under United States federal tax laws as of December 31, 2010, is EUR 72.1 million tax basis or EUR 27.8 million tax effect. Management believes that all qualified federal tax losses will be offset by future taxable income before the Company’s ability to utilize those losses expires. This analysis takes into account the Company’s projected future taxable income from operations and possible tax planning alternatives available to the Company.

ASML ANNUAL REPORT 2010

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

Management reporting includes net system sales figures of new and used systems. Net sales for new and used systems were as follows:

Year Ended December 31	2008	2009	2010
(in thousands)	EUR	EUR	EUR
New systems	2,346,337	993,260	3,704,290
Used systems	170,425	181,598	190,452

Net system sales	2,516,762	1,174,858	3,894,742

In 2010, net sales increased by 182.4 percent to EUR 4,507.9 million from EUR 1,596.1 million in 2009 (2008: EUR 2,953.7 million). The increase in net sales was caused by the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010, as customers invested in KrF systems for basic capacity growth and new leading-edge immersion technology, for enabling new technology ramp-ups. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the financial and economic crisis.

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which these assets are located. Net sales and identifiable assets (total assets excluding goodwill and other intangible assets) by geographic region were as follows:

Year Ended December 31	Net sales	Identifiable assets
(in thousands)	EUR	EUR
2008
Japan	437,202	239,746
Korea	909,941	12,204
Singapore	72,245	5,174
Taiwan	361,808	62,509
Rest of Asia	252,713	374,285
Europe	280,040	2,788,091[1]
United States	639,729	337,324

Total	2,953,678	3,819,333

2009
Japan	41,075	103,399
Korea	377,677	24,931
Singapore	155,825	7,987
Taiwan	440,222	63,502
Rest of Asia	144,004	398,959
Europe	68,652	2,609,319[1]
United States	368,608	406,464

Total	1,596,063	3,614,561

2010
Japan	396,748	345,160
Korea	1,396,028	31,859
Singapore	215,357	17,189
Taiwan	1,380,400	77,125
Rest of Asia	239,914	1,749,879
Europe	203,548	3,382,117
United States	675,943	422,092

Total	4,507,938	6,025,421

1	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the VIE that owns ASML’s headquarters in Veldhoven, the Netherlands. The comparative figures for 2008 and 2009 have been adjusted to reflect this change in accounting policy. See Note 1 and Note 11.

ASML ANNUAL REPORT 2010

In 2010, sales to the largest customer accounted for EUR 1,270.8 million or 28.2 percent of net sales (2009: EUR 348.8 million or 21.9 percent of net sales; 2008: EUR 754.4 million or 25.5 percent of net sales). ASML’s three largest customers (based on net sales) accounted for 42.4 percent of accounts receivable at December 31, 2010, 44.0 percent of accounts receivable at December 31, 2009, and 42.2 percent of accounts receivable at December 31, 2008.

Substantially all of ASML’s sales were export sales in 2010, 2009 and 2008.

20. Board of Management and Supervisory Board remuneration
The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee, in cooperation with the Audit Committee and the Technology and Strategy Committee of the Supervisory Board. The Supervisory Board, upon recommendation of its Remuneration Committee, submitted an update of the Remuneration Policy for the Board of Management to the General Meeting of Shareholders, which was adopted on March 24, 2010 (the “2010 remuneration policy”). Under the 2010 remuneration policy, the level of total direct compensation was maintained although adjustments were made to better reflect:

1. The shifting focus from short-term incentives (“STI”) to long-term incentives (“LTI”);

2. Further improved alignment of performance criteria to business needs; and

3. Alignment of the pension arrangement with the adjusted excedent pension arrangement for ASML employees in the Netherlands and with common market practice for executive pensions in the Netherlands.

The 2010 Remuneration Policy enables ASML to continue to attract, reward and retain qualified and experienced industry professionals in an international labor market. The remuneration structure and levels are determined by referencing to the market median of the appropriate top executive reference markets by benchmarking positions. The total remuneration consists of base salary, short-term performance incentives (in cash), long-term performance incentives (in shares) and other benefits.

Total direct compensation, pension and other benefits
Total direct compensation consists of base salary, a short-term performance incentive in the form of cash and a long-term performance incentive in the form of shares. In addition, the remuneration of the board of management contains pension and other benefits.

ASML ANNUAL REPORT 2010

The remuneration of the members of the Board of Management in 2010, 2009 and 2008 was as follows:

							Total
		Fixed	Short-term (variable)		Long-term (variable)		Remuneration	Other
									Other benefits
		Base	STI	Option					and expense
	Financial	salary	(Cash)[1]	awards[2]	LTI (share awards)[3]		Total[5]	Pension[6]	reimbursement[7]
	Year	EUR	EUR	EUR	EUR		EUR	EUR	EUR
E. Meurice	2010	757,000	566,236	42,648	935,617	[4]	2,301,501	136,697	132,630
	2009	735,000	507,150	466,164	1,042,576		2,750,890	91,950	141,377
	2008	735,000	414,569	279,316	1,194,544		2,623,429	91,982	129,845

P.T.F.M. Wennink	2010	469,000	280,650	26,401	579,321	[4]	1,355,372	84,229	43,627
	2009	455,000	251,160	288,578	646,055		1,640,793	56,317	44,886
	2008	455,000	205,311	172,929	747,238		1,580,478	56,350	49,209

M.A. van den Brink	2010	497,000	297,405	28,025	617,004	[4]	1,439,434	90,388	44,817
	2009	483,000	266,616	306,336	681,179		1,737,131	59,880	44,992
	2008	483,000	217,945	183,276	785,809		1,670,030	59,913	43,686

F.J. van Hout	2010	412,000	246,541	23,209	471,700		1,153,450	65,300	34,549
	2009	400,000	220,800	241,522	123,111		985,433	40,800	35,199
	2008	—	—	—	—		—	—	—

F. Schneider-Maunoury[8]	2010	400,000	239,360	—	326,947		966,307	55,011	34,788
	2009	33,333	58,095	—	—		91,428	4,736	3,163
	2008	—	—	—	—		—	—	—

1	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year). The accrued STI (cash) with respect to 2009 were paid out after ASML achieved a cumulative income from operations of at least 100 million Euro in two consecutive quarters after January 1, 2010. This was achieved on the basis of the first and second quarter results for 2010. The 2008 short-term incentives (cash) for Mr. Meurice, Mr. Wennink and Mr. van den Brink were partly paid in unconditional shares on February 3, 2009.
2	The remuneration reported as part of the option awards is based on costs incurred under U.S. GAAP. The costs of the option awards are based on the actual vested number of option awards multiplied by the fair value of the option awards at grant date and are recorded in the statements of operations on a straight line basis over the vesting period. The 2009 number of option awards that actually vested was 100 percent, whereas the 2008 number of option awards that actually vested was 50 percent.
3	The remuneration reported as part of the LTI (share awards) is based on costs incurred under U.S. GAAP. The costs of share awards are charged to the statements of operations over the three year vesting period based on the maximum achievable number of share awards. Therefore the costs for the financial year 2010 include costs of the Board of Management performance share plan 2010, 2009 and 2008. Furthermore, the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the statements of operations in the financial year in which the share awards vest.
4	The remuneration reported as part of the LTI (share awards) for the year 2010 includes a correction for the Board of Management performance share plan 2007 based on the actual number of share awards vested in 2010. The correction for Mr. Meurice, Mr. Wennink and for Mr. van den Brink amounts to EUR −296,287, EUR −183,612 and EUR −191,972, respectively.
5	This total reflects base salary, STI (cash), option awards and LTI (share awards).
6	The pension arrangement has been adjusted upwards to match common market practice as from 2010. Furthermore, since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution. As per 2010, the employee contribution to the pension plan is 4 percent of the pension base.
7	Other benefits and expense reimbursement include housing costs, company car costs, social security costs, health and disability insurance costs and representation allowances. As of 2009, all other benefits and expense reimbursement are gross amounts. Comparative figures for the year 2008 have been adjusted.
8	For 2009, the remuneration for Mr. Schneider-Maunoury regards only the month December.

Short-term incentive
The annual performance-related STI will have an on-target level of 75.0 percent of base salary for the Chief Executive Officer (“CEO”) and 60.0 percent for the other members of the Board of Management. The payouts are pro-rated, on a linear basis to the level of achievement of six performance criteria of which the weighting of each of the first five quantitative criteria is equal (80.0 percent in total) and the weighting of the sixth target, being based on qualitative objectives, is 20.0 percent. Of the five quantitative performance criteria, three are based on the achievement of measurable financial targets, one on technology based objectives and one on achievements in the market place. Additionally, the qualitative target is based on the achievement of agreed key objectives. The setting of the first four targets is semi-annual; the setting of the fifth and sixth targets is annual. The overall payout is annual and the cash incentive is accrued during the performance period. On January 17, 2011, the Remuneration Committee evaluated the Board of Managements’ performance on these six criteria and based on this evaluation, the payout level was determined to be 99.7 percent of the target level.

Performance Stock Options
In order to shift the focus from the short-term to the long-term, performance stock options are not a part of the new 2010 Remuneration Policy. The value of this part of the remuneration has been moved into the long-term incentive plan which is paid in shares. 2009 was the final year in which performance stock options were granted to the members of the Board of Management, which means the actual number of performance stock options for 2009 achievement were awarded for the last time in 2010. Once the options are unconditionally awarded after fulfillment of the performance conditions, the options will be retained (lock-up period)

ASML ANNUAL REPORT 2010

by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The fair value of the options granted is determined based on the Black-Scholes option valuation model.

Details of options awarded to members of the Board of Management are set out below:

				Number of	Fair value		Number of
				options	at grant		options
				at grant	date[1]		at vesting
	Grant date	Status	Full control	date	(EUR)	Vesting date	date
E. Meurice	02/02/2009	Unconditional	No	84,895	5.73	02/02/2010	84,895
	02/04/2008	Unconditional	No	84,895	6.41	02/04/2009	42,448
	01/17/2007	Unconditional	Yes	100,154	6.74	01/17/2008	95,146

P.T.F.M. Wennink	02/02/2009	Unconditional	No	52,554	5.73	02/02/2010	52,554
	02/04/2008	Unconditional	No	52,554	6.41	02/04/2009	26,277
	01/17/2007	Unconditional	Yes	62,067	6.74	01/17/2008	58,964

M.A. van den Brink	02/02/2009	Unconditional	No	55,788	5.73	02/02/2010	55,788
	02/04/2008	Unconditional	No	55,788	6.41	02/04/2009	27,894
	01/17/2007	Unconditional	Yes	64,888	6.74	01/17/2008	61,644

F.J. van Hout[2]	02/02/2009	Unconditional	No	46,201	5.73	02/02/2010	46,201
	07/18/2008	Unconditional	No	8,000	5.45	07/18/2011	8,000

F. Schneider-Maunoury	—	—	—	—	—	—	—

1	The fair value of the option award as of the grant date
2	The options granted to Mr. Van Hout on and before October 17, 2008, relate to his pre-Board of Management period at ASML

ASML ANNUAL REPORT 2010

Details of vested options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set out below:

			Share		Free	With lock-up
			price on		tradable	restriction	Exercise
	Jan. 1,	Exercised	exercise date	Vested	(Dec. 31,	(Dec. 31,	price	Expiration
	2010	during 2010	(EUR)	during 2010	2010)	2010)	(EUR)	date
E. Meurice	125,000	—	—	—	125,000	—	10.62	10/15/2014
	57,770	—	—	—	57,770	—	11.53	01/19/2015
	12,500	—	—	—	12,500	—	11.52	01/21/2015
	88,371	—	—	—	88,371	—	17.90	01/18/2016
	95,146	—	—	—	95,146	—	20.39	01/17/2017
	42,448	—	—	—	—	42,448	17.20	02/04/2018
	—	—	—	84,895	—	84,895	12.39	02/02/2019

P.T.F.M. Wennink	31,500	—	—	—	31,500	—	58.00	01/20/2012
	32,379	12,379	23.08	—	20,000	—	11.53	01/19/2015
	56,236	—	—	—	56,236	—	17.90	01/18/2016
	58,964	—	—	—	58,964	—	20.39	01/17/2017
	26,277	—	—	—	—	26,277	17.20	02/04/2018
	—	—	—	52,554	—	52,554	12.39	02/02/2019

M.A. van den Brink	31,500	—	—	—	31,500	—	58.00	01/20/2012
	59,098	19,098	23.08	—	40,000	—	17.90	01/18/2016
	61,644	—	—	—	61,644	—	20.39	01/17/2017
	27,894	—	—	—	—	27,894	17.20	02/04/2018
	—	—	—	55,788	—	55,788	12.39	02/02/2019

F.J. van Hout	4,100	4,100	23.08	—	—	—	7.88	01/20/2013
	15,000	—	—	—	15,000	—	10.11	07/18/2013
	1,365	1,365	23.08	—	—	—	10.11	07/18/2013
	10,000	—	—	—	10,000	—	17.34	01/19/2014
	20,000	—	—	—	20,000	—	12.02	07/16/2014
	9,000	—	—	—	9,000	—	11.56	04/15/2015
	14,000	—	—	—	14,000	—	17.90	10/20/2016
	1,388	—	—	—	1,388	—	24.26	10/19/2017
	3,987	—	—	—	3,987	—	11.43	10/17/2018
	—	—	—	46,201	—	46,201	12.39	02/02/2019

F. Schneider-Maunoury	—	—	—	—	—	—	—	—

Long-term incentive
The members of the Board of Management are eligible to receive performance shares which will be awarded annually under the condition of fulfillment of predetermined performance targets, which are measured over a period of three calendar years. The performance measures for obtaining performance targets will be ASML’s ROAIC position compared with the Peer Group (weighted 80.0 percent) and a qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20.0 percent).

The maximum number of performance shares to be conditionally awarded will equal 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). ASML defines stretching targets, whereas for on target achievement, the value of performance shares will be 80 percent of base salary.

For the determination of the number of performance shares that will be conditionally awarded, ASML applies a fixed number approach. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25 percent of base salary divided by the value of the performance share at the moment of grant in the respective year. In 2010, the fixed number calculation has been conducted.

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. ASML accounts for this share award performance plan as a variable plan.

ASML ANNUAL REPORT 2010

Details of performance shares granted to members of the Board of Management are as follows:

				Number of	Fair value at		Number of
				shares at	grant date[1]	Vesting	shares
	Grant date	Status	Full control	grant date	(EUR)	date	at vesting date
E. Meurice	02/01/2010	Conditional	No	88,732	22.93	02/01/2013	—
	02/02/2009	Conditional	No	57,002	13.05	02/02/2012	—
	02/04/2008	Conditional	No	57,002	18.18	02/04/2011	—
	01/17/2007	Unconditional	No	66,338	20.39	01/17/2010	51,807
	01/18/2006	Unconditional	No	72,136	17.90	01/18/2009	72,136
	01/19/2005	Unconditional	Yes	36,972	11.53	01/19/2008	36,972

P.T.F.M. Wennink	02/01/2010	Conditional	No	54,974	22.93	02/01/2013	—
	02/02/2009	Conditional	No	35,287	13.05	02/02/2012	—
	02/04/2008	Conditional	No	35,287	18.18	02/04/2011	—
	01/17/2007	Unconditional	No	41,111	20.39	01/17/2010	32,106
	01/18/2006	Unconditional	No	45,905	17.90	01/18/2009	45,905
	01/19/2005	Unconditional	Yes	20,721	11.53	01/19/2008	20,721

M.A. van den Brink	02/01/2010	Conditional	No	58,256	22.93	02/01/2013	—
	02/02/2009	Conditional	No	37,458	13.05	02/02/2012	—
	02/04/2008	Conditional	No	37,458	18.18	02/04/2011	—
	01/17/2007	Unconditional	No	42,980	20.39	01/17/2010	33,565
	01/18/2006	Unconditional	No	48,241	17.90	01/18/2009	48,241
	01/19/2005	Unconditional	Yes	25,902	11.53	01/19/2008	25,902

F.J. van Hout[2]	02/01/2010	Conditional	No	48,293	22.93	02/01/2013	—
	02/02/2009	Conditional	No	31,021	13.05	02/02/2012	—
	07/18/2008	Conditional	No	4,000	17.20	07/18/2011	—
	10/19/2007	Unconditional	Yes	3,334	20.39	10/19/2010	1,667

F. Schneider-Maunoury	02/01/2010	Conditional	No	46,886	22.93	02/01/2013	—

1	The fair value of the shares as of the grant date.
2	The shares granted to Mr. Van Hout on and before October 17, 2008, relate to his pre-Board of Management period at ASML. No lock-up period is applicable for the shares granted to Mr. Van Hout in his pre-Board of Management period.

Pension Benefits
Members of the Board of Management are offered a pension plan based on defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant’s age at the beginning of the year. the Supervisory Board decided to adjust the pension arrangement for the Board of Management to be in line with common market practice.

Benefits upon termination of employment

Term of appointment/employment
Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive four-year terms. Messrs. P. Wennink and M. van den Brink’s appointment to the Board of Management is for an indefinite period of time, as their initial appointment was before 2004. The existing employment contracts, including all rights and obligations under these contracts, will be honored.

Severance agreement
Employment agreements with the Board of Management members concluded prior to March 31, 2004 (i.e. Messrs. Wennink and Van den Brink) do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments in such case will be according to applicable law (e.g. cantonal formula in the Netherlands).

Employment agreements for members of the Board of Management appointed after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) do contain specific provisions regarding benefits upon termination of those agreements.

If the Company gives notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case,

ASML ANNUAL REPORT 2010

a severance amount equal to one year base salary or a severance consistent with the Dutch Labor laws will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Change in control
Board of Management members with an employment agreement dated after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) shall also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination due to a Change of Control (as defined in the employment agreement) or if the Board of Management member gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

Supervisory Board
The annual remuneration for Supervisory Board members covers the period from one Annual General Meeting of Shareholders to the next one. The annual remuneration is paid in quarterly installments starting after the Annual General Meeting of Shareholders.

The following table sets forth an overview of the remuneration awarded to Supervisory Board Members in 2010 and 2009:

					Selection and	Technology
		Supervisory	Audit	Remuneration	Nomination	and Strategy
Year ended December 31	2010	Board	Committee	Committee	Committee	Committee	Other[1]
Arthur P.M. van der Poel	80,000	55,000	10,000	—	7,500	7,500	—
Jos W.B. Westerburgen	60,000	40,000	—	10,000	10,000	—	—
OB Bilous	95,000	70,000	—	—	7,500	7,500	10,000
Frits W. Fröhlich	55,000	40,000	15,000	—	—	—	—
Hendrika (Ieke) C.J. van den Burg	47,500	40,000	—	7,500	—	—	—
William T. Siegle	80,000	70,000	—	—	—	10,000	—
Pauline F.M. van der Meer Mohr	47,500	40,000	—	7,500	—	—	—
Wolfgang H. Ziebart	57,500	40,000	10,000	—	—	7,500	—

Total	522,500	395,000	35,000	25,000	25,000	32,500	10,000

					Selection and	Technology
		Supervisory	Audit	Remuneration	Nomination	and Strategy
Year ended December 31	2009	Board	Committee	Committee	Committee	Committee	Other[1]
Arthur P.M. van der Poel	80,000	55,000	10,000	—	7,500	7,500	—
Jos W.B. Westerburgen	60,000	40,000	—	10,000	10,000	—	—
OB Bilous	95,000	70,000	—	—	7,500	7,500	10,000
Frits W. Fröhlich	55,000	40,000	15,000	—	—	—	—
Hendrika (Ieke) C.J. van den Burg	47,500	40,000	—	7,500	—	—	—
William T. Siegle	79,375	69,375	—	—	—	10,000	—
Pauline F.M. van der Meer Mohr[2,3]	47,500	40,000	—	7,500	—	—	—
Wolfgang H. Ziebart[2]	43,125	25,625	10,000	—	—	7,500	—
J.A. Dekker[4]	15,000	—	—	7,500	—	7,500	—

Total	522,500	380,000	35,000	32,500	25,000	40,000	10,000

1	To compensate for certain obligations ASML has towards the U.S. government as a result of the merger with SVG in 2001, one U.S. member receives an additional EUR 10,000 to fulfill these obligations.
2	Membership started March 26, 2009.
3	The amount paid to Ms. P. van der Meer Mohr in 2009 consists of an amount paid to Ms. P. van der Meer Mohr as observer to the Supervisory Board prior to her appointment, and an amount for her membership of the Supervisory Board and Remuneration Committee.
4	Membership ended March 26, 2009.

In addition, a net cost allowance was paid to each Supervisory Board member in 2010, amounting to EUR 1,800 per year, and EUR 2,400 per year for the Chairman of the Supervisory Board.

ASML ANNUAL REPORT 2010

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included.

21. Selected operating expenses and additional information
Personnel expenses for all payroll employees were:

Year ended December 31	2008	2009	2010
(in thousands)	EUR	EUR	EUR
Wages and salaries	477,374	436,888	551,683
Social security expenses	37,877	38,533	42,468
Pension and retirement expenses	39,045	39,825	40,593
Share-based payments	13,535	13,394	12,109

Personnel expenses	567,831	528,640	646,853

The average number of payroll employees in FTEs employed during 2010, 2009 and 2008 was 6,785, 6,624 and 6,840 respectively. The total number of payroll personnel employed in FTEs per sector was:

As of December 31	2008	2009	2010
Customer Support	2,389	1,910	2,236
SG&A	667	679	727
Industrial Engineering	—	277	398
Manufacturing & Logistics	1,731	1,639	2,475
R&D	3,010	2,813	3,225
Sourcing	462	367	125
Quality & Process Improvement	—	—	59

Total employees (in FTEs)	8,259	7,685	9,245
Less: Temporary employees (in FTEs)	1,329	1,137	2,061

Payroll employees (in FTEs)	6,930	6,548	7,184

In 2010, 2009 and 2008, a total of 3,805, 3,601 and 3,510 (on average) payroll employees in FTEs in the Company’s operations (excluding temporary employees), respectively, were employed in the Netherlands.

22. Research and development costs
R&D costs include credits for an amount of EUR 29.5 million, EUR 28.1 million and EUR 22.2 million during 2010, 2009 and 2008, respectively. R&D credits relate to world-wide (inter)governmental funding for certain strategic development programs.

23. Interest income and expense
Interest income of EUR 15.1 million (2009: EUR 42.8 million and 2008: EUR 72.5 million) mainly relates to interest income on deposits, money market funds and on bank accounts, of which EUR 3.6 million (2009: EUR 27.9 million and 2008 EUR 12.9 million) relates to interest on cash pools which is reported on a gross basis in the consolidated statements of operations. From an economic and legal perspective this EUR 3.6 million (2009: EUR 27.9 million and 2008: EUR 12.9 million) interest income nets off against the same amount of interest expense.

24. Vulnerability due to certain concentrations
ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, from time to time, the number of systems ASML has been able to produce has been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use

ASML ANNUAL REPORT 2010

of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2010, ASML’s sales were not limited by the deliveries from Zeiss.

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

Ordinary shares
At ASML’s Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was granted the authorization to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of the Company’s issued share capital as of the date of authorization, plus an additional 5.0 percent of the Company’s issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At ASML’s Annual General Meeting of Shareholders to be held on April 20, 2011, its shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 20, 2012 up to an aggregate maximum of 10.0 percent of the Company’s issued share capital.

Holders of ASML’s ordinary shares have a preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to ASML’s Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At ASML’s Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares. At ASML’s Annual General Meeting of Shareholders to be held on April 20, 2011, its shareholders will be asked to grant this authority through October 20, 2012. At this Annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares and options separately for a period of 18 months.

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and the Company’s Articles of Association. Although since June 11, 2008, Dutch law provides that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 50.0 percent of the issued share capital, the Company’s current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 10.0 percent of the issued share capital. It will be proposed to the Annual General Meeting of Shareholders to be held on April 20, 2011, to amend the Articles of Association to refer to applicable Dutch law. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s Annual General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 24, 2011, up to a maximum of three times 10.0 percent of the Company’s issued share capital as of the date of authorization (March 24, 2010) at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At the Company’s Annual General Meeting of Shareholders to be held on April 20, 2011, the Company’s shareholders will be asked to extend this authority through October 20, 2012.

Cumulative preference shares
In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, the interests of the Company, its business or the interests of its stakeholders are at stake. This may be the case if a

ASML ANNUAL REPORT 2010

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

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Exercise of the Preference Share Option could effectively dilute the voting power of the outstanding ordinary shares by one-half. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares.

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

The Foundation is independent of the Company. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities: Mr. R.E. Selman, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A. Baan.

Dividend proposal
As part of its financing policy, ASML aims to pay a sustainable annual dividend that will be stable or growing over time. Annually, the Supervisory Board, upon proposal of the Board of Management, will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. For 2009, a dividend was declared of EUR 0.20 per ordinary share of EUR 0.09 which was paid in April 2010. A proposal will be submitted to the Annual General Meeting of Shareholders on April 20, 2011 to declare a dividend for 2010 of EUR 0.40 per ordinary share of EUR 0.09.

ASML ANNUAL REPORT 2010

26. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table provides a summary of shares repurchased by the Company between 2006 and 2010:

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

Authorization of share repurchases
On March 24, 2010, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10.0 percent of ASML’s issued share capital as of the date of authorization (March 24, 2010) through September 24, 2011. The Company did not buyback any shares in 2010.

27. Subsequent Events
Subsequent events were evaluated by the Company up to February 14, 2011, which is the issuance date of this Annual Report 2010. There are no subsequent events to report.

Veldhoven, the Netherlands
February 14, 2011

/s/  Eric Meurice
Eric Meurice, Chief Executive Officer

/s/  Peter T.F.M. Wennink
Peter T.F.M. Wennink, Chief Financial Officer

ASML ANNUAL REPORT 2010

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of ASML Holding N.V.:

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 (all expressed in euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/  Deloitte Accountants B.V.
Deloitte Accountants B.V.
Eindhoven, The Netherlands
February 14, 2011

ASML ANNUAL REPORT 2010

Exhibits

ASML ANNUAL REPORT 2010

Exhibit Index

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 11 to the Registrant’s Registration Statement on Form 8-A/A, filed with the Commission on November 2, 2007)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017 (Incorporated by reference to the Registrant’s Annual Report for the year ended December 31, 2008)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) #
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) #
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) #
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))

ASML ANNUAL REPORT 2010

Exhibit No.	Description
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.27	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.28	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.29	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.30	ASML Share and Option Purchase Plan for Employees (Incorporated by reference to the Registrant’s Registration Statement of Form S-8 filed with the Commission on October 20, 2010 (file No. 333-170034)
8.1	List of Subsidiaries*
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte Accountants B.V.*

*	Filed at the Commission herewith

#	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

ASML ANNUAL REPORT 2010