Form 20-F/A
period 2010-12-31
ASML HOLDING NV
filed 2011-03-09
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)
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
Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

ASML ANNUAL REPORT 2010

Explanatory Note
This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 originally filed with the Securities and Exchange Commission on February 15, 2011 (“2010 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed.

Exhibits
101	The following financial information from ASML Holding N.V.’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on February 15, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Operations (ii) Consolidated Statements of comprehensive Income for the years ended December 31, 2008, 2009 and 2010, (iii) Consolidated Balance Sheets as of December 31, 2009 and 2010, (iv) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2009 and 2010, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010, and (vi) Notes to Consolidated Financial Statements.

SIGNATURES
ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.
ASML Holding N.V.
(Registrant)
/s/ Peter T.F.M. Wennink
Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: March 9, 2011