Form 20-F
period 2011-12-31
ASML HOLDING NV
filed 2012-02-14
CIK 937966

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

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

413,669,257 Ordinary Shares

(nominal value EUR 0.09 per share)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes (x) No ()

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ( ) No (x)

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

Yes (x) No ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer (x) Accelerated filer ( ) Non-accelerated filer ( )

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

Yes ( ) No (x)

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Richard A. Ely

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf London E14 5DS England

ASML ANNUAL REPORT 2011

Form 20-F

Contents

Part I

1	Item 1 Identity of Directors, Senior Management and Advisors

1	Item 2 Offer Statistics and Expected Timetable

1	Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

11	Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plant and Equipment

19	Item 4A Unresolved Staff Comments

20	Item 5 Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

41	Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

49	Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

51	Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

51	Item 9 The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

53	Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

ASML ANNUAL REPORT 2011

59	Item 11 Quantitative and Qualitative Disclosures About Market Risk

61	Item 12 Description of Securities Other Than Equity Securities

Part II

62	Item 13 Defaults, Dividend Arrearages and Delinquencies

62	Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

62	Item 15 Controls and Procedures

62	Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
F. Change in Registrant’s Certifying Accountant
G. Corporate Governance

Part III

66	Item 17 Financial Statements

66	Item 18 Financial Statements

66	Item 19 Exhibits

ASML ANNUAL REPORT 2011

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

ASML ANNUAL REPORT 2011	1

Five-Year Financial Summary

Year ended December 31 (in thousands, except per share data)	2011 EUR	[1]	2010 EUR	2009 EUR	2008 EUR	2007 EUR	[2]

Consolidated statements of operations data
Net sales	5,651,035		4,507,938	1,596,063	2,953,678	3,768,185
Cost of sales	3,201,645		2,552,768	1,137,671	1,938,164	2,218,526

Gross profit on sales	2,449,390		1,955,170	458,392	1,015,514	1,549,659
Research and development costs	590,270		523,426	466,761	516,128	486,141
Amortization of in-process research and development costs	-		-	-	-	23,148
Selling, general and administrative costs	217,904		181,045	154,756	210,172	223,386

Income (loss) from operations	1,641,216		1,250,699	(163,125)	289,214	816,984
Interest income (expense), net	7,419		(8,176)	(8,425)	20,430	31,169

Income (loss) before income taxes	1,648,635		1,242,523	(171,550)	309,644	848,153
(Provision for) benefit from income taxes	(181,675)		(220,703)	20,625	12,726	(177,152)

Net income (loss)	1,466,960		1,021,820	(150,925)	322,370	671,001

Earnings per share data
Basic net income (loss) per ordinary share	3.45		2.35	(0.35)	0.75	1.45
Diluted net income (loss) per ordinary share[3]	3.42		2.33	(0.35)	0.74	1.41

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	425,618		435,146	432,615	431,620	462,406
Diluted[3]	429,053		438,974	432,615	434,205	485,643

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.
2	As of January 1, 2008, ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007, ASML accounted for award credits using the cost accrual method. The comparative figures for 2007 have been adjusted to reflect this change in accounting policy
3	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans, the issuance of shares under ASML share plans and the conversion of ASML’s outstanding Convertible Subordinated Notes for periods in which exercises, issuances or conversions would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise, issuance of shares or conversion of such options, shares or conversion of Convertible Subordinated Notes for periods in which such exercises, issuance of shares or conversions would be anti-dilutive.

ASML ANNUAL REPORT 2011	2

Five-Year Financial Summary

As of December 31	2011	[1]	2010	2009	2008	2007	[2]
(in thousands, unless otherwise indicated)	EUR		EUR	EUR	EUR	EUR

Consolidated balance sheets data
Cash and cash equivalents	2,731,782		1,949,834	1,037,074	1,109,184	1,271,636
Working capital[4]	3,473,767		2,787,220	1,704,714	1,964,906	1,997,988
Total assets	7,260,815		6,180,358	3,764,151	3,977,478	4,113,444
Long-term debt[5]	736,368		710,060	699,756	685,134	642,332
Total shareholders’ equity	3,444,154		2,773,908	1,774,768	1,988,769	1,891,004
Capital stock	38,354		39,293	39,028	38,887	39,206

Consolidated statements of cash flows data
Depreciation and amortization	165,185		151,444	141,631	121,423	129,380
Impairment	12,272		8,563	15,896	25,109	9,022
Net cash provided by operating activities	2,070,440		940,048	99,194	282,979	704,047
Purchases of property, plant and equipment	(300,898)		(128,728)	(104,959)	(259,770)	(179,152)
Acquisition of subsidiary (net of cash acquired)	-		-	-	-	(188,011)
Net cash used in investing activities	(300,898)		(124,903)	(98,082)	(259,805)	(362,152)
Capital repayment[6]	-		-	-	-	(1,011,857)
Purchase of shares in conjunction with conversion rights of bondholders and share-based payments	-		-	-	(87,605)	(359,856)
Dividend paid	(172,645)		(86,960)	(86,486)	(107,841)	-
Deposits from customers	(150,000)		150,000	-	-	-
Net proceeds from issuance of bond	-		-	-	-	593,755
Purchase of shares	(700,452)		-	-	-	-
Net cash provided by (used in) financing activities	(991,561)		92,702	(74,874)	(186,471)	(718,399)
Net increase (decrease) in cash and cash equivalents	781,948		912,760	(72,110)	(162,452)	(384,221)

Ratios and other data
Gross profit as a percentage of net sales	43.3		43.4	28.7	34.4	41.1
Income (loss) from operations as a percentage of net sales	29.0		27.7	(10.2)	9.8	21.7
Net income (loss) as a percentage of net sales	26.0		22.7	(9.5)	10.9	17.8
Shareholders’ equity as a percentage of total assets	47.4		44.9	47.1	50.0	46.0
Income taxes as a percentage of income (loss) before income taxes	11.0		17.8	12.0	(4.1)	20.9
Sales of systems (in units)	222		197	70	151	260
Average selling price of system sales (in millions)	22.0		19.8	16.8	16.7	12.9
Value of systems backlog excluding EUV (in millions)[7,8]	1,732.5		3,855.7	2,113.7	857.3	1,765.5
Systems backlog excluding EUV (in units)[7,8]	71		157	69	41	89
Average selling price of systems backlog excluding EUV (in millions)[7,8]	24.4		24.6	30.6	20.9	19.8
Value of booked systems excluding EUV (in millions)[7,8]	2,909.3		6,212.7	2,535.4	1,730.9	3,154.3
Net bookings excluding EUV for the year (in units)[7,8]	134		285	98	103	186
Average selling price of booked systems excluding EUV (in millions)[7,8]	21.7		21.8	25.9	16.8	17.0
Number of payroll employees in FTEs	7,955		7,184	6,548	6,930	6,582
Number of temporary employees in FTEs	1,935		2,061	1,137	1,329	1,725
Increase (decrease) net sales in percentage	25.4		182.4	(46.0)	(21.6)	5.2
Number of ordinary shares outstanding (in thousands)	413,669		436,593	433,639	432,074	435,626	[6]
ASML share price in euro[9]	32.48		28.90	24.00	12.75	21.66
Volatility 260 days in percentage of ASML shares[10]	32.46		30.25	38.45	51.14	27.52
Dividend per ordinary share in euro	0.46	[11]	0.40	0.20	0.20	0.25
Dividend per ordinary share in U.S. dollar	0.60	[11]	0.54	0.27	0.26	0.39

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.
2	As of January 1, 2008, ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007, ASML accounted for award credits using the cost accrual method. The comparative figures for 2007 have been adjusted to reflect this change in accounting policy
3	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans, the issuance of shares under ASML share plans and the conversion of ASML’s outstanding Convertible Subordinated Notes for periods in which exercises, issuances or conversions would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise, issuance of shares or conversion of such options, shares or conversion of Convertible Subordinated Notes for periods in which such exercises, issuance of shares or conversions would be anti-dilutive.
4	Working capital is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.
5	Long-term debt includes the current portion of long-term debt.
6	In 2007, as part of a capital repayment program, EUR 1,011.9 million of share capital was repaid to our shareholders and the number of outstanding ordinary shares was reduced by 11.1 percent (pursuant to a synthetic share buy back).
7	Our systems backlog and net bookings include only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned.
8	As of January 1, 2011, ASML values its net bookings and systems backlog at system sales value including factory options. The comparative figures have not been adjusted because the impact on the comparative figures is insignificant (approximately EUR 20 million negative impact on backlog value per December 31, 2010). Before 2011, ASML valued net bookings and systems backlog at full order value (i.e. including options and services).
9	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam (source: Bloomberg Finance LP).
10	Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).
11	Subject to approval of the Annual General Meeting of Shareholders to be held on April 25, 2012. The exchange rate used to convert the proposed dividend per ordinary share is the exchange rate at February 6, 2012.

ASML ANNUAL REPORT 2011	3

Exchange Rate Information

We publish our consolidated financial statements in euros. In this Annual Report, references to “€”, “euro” or “EUR” are to euros, and references to “$”, “U.S. dollar”, “USD” or “US$” are to United States dollars.

A portion of our net sales and expenses is, and historically has been, denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. “Operating Results, Foreign Exchange Management”, Note 1 and Note 3 to our consolidated financial statements.

The following are the Noon Buying Rates certified by the Federal Reserve Bank for customs purposes (the “Noon Buying Rate”), expressed in U.S. dollars per euro.

	$000,000,000,000,0	$000,000,000,000,0	$000,000,000,000,0	$000,000,000,000,0	$000,000,000,000,0	$000,000,000,000,0	$000,000,000,000,0
Calendar year	2012 (through February 6, 2012)		2011	2010	2009	2008	2007

Period End		1.31	1.30	1.33	1.43	1.39	1.46
Average [1]		1.31	1.40	1.33	1.39	1.47	1.37
High		1.32	1.49	1.45	1.51	1.60	1.49
Low		1.27	1.29	1.20	1.25	1.24	1.29

1	The average of the Noon Buying Rates on the last business day of each month during the period presented.

	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000
Months of	February 2012		January	December	November	October	September	August
	(through February 6, 2012)		2012	2011	2011	2011	2011	2011

High		1.32	1.32	1.35	1.38	1.42	1.43	1.45
Low		1.31	1.27	1.29	1.32	1.33	1.34	1.42

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

ASML ANNUAL REPORT 2011	4

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

The ongoing financial crises that have affected the international banking system and global financial markets since 2008 have been in many respects unprecedented. Concerns persist over the debt burden of certain Eurozone countries and their ability to meet future obligations, the overall stability of the euro, and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns could lead to the re-introduction of the individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by the laws in effect at that time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our euro-denominated assets and obligations. In addition, remaining concerns over the effect of this financial crisis on financial institutions in Europe and globally, and the instability of the financial markets and the global economy in general could result in a number of follow-on effects on our business, including: declining business and consumer confidence resulting in reduced, delayed or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays; the inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies; and other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead-time to complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues, damage to customer relationships and we may lose market share.

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

In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”). If we are unable to complete these developments and introductions or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products or for any other reasons, we would not recoup all of our investments in these technologies or products, which would result in the recording of impairment charges on these investments, which could have a material adverse effect on our business, financial condition and results of operations.

The success of EUV remains particularly dependent on light source (laser) availability and continuing related technical advances by ASML and its suppliers, as well as infrastructure developments in masks and photoresists, without which the tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. This could discourage or result in much slower adoption of this technology.

ASML ANNUAL REPORT 2011	5

We Face Intense Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	the technical performance characteristics of a lithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;
•	the exchange rate of the euro particularly against the Japanese yen which results in varying prices and margins;
•	the strength and breadth of our portfolio of patents and other intellectual property rights; and
•	our customers’ desire to obtain lithography equipment from more than one supplier.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview, Intellectual Property” and Note 18 to our consolidated financial statements.

ASML competes primarily with Nikon Corporation (“Nikon”) and to a lesser degree with Canon Kabushiki Kaisha (“Canon”). Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations. In addition, to competitors in lithography, ASML may face competition with respect to alternative technologies for the non-critical layers and from alternative technologies for all layers. In the event the delivery of new technology is delayed, ASML’s customers may turn to alternative technology equipment and/or their own installed base as a substitute for purchasing ASML’s products.

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

In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV”, used in our high resolution steppers and Step & Scan systems, and the extreme ultraviolet light source, used in our second-generation (NXE:3100) EUV systems, are available from only a very limited number of suppliers.

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

ASML ANNUAL REPORT 2011	6

A High Percentage of Net Sales Is Derived from a Few Customers

Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2011, recognized sales to our largest customer accounted for EUR 1,311.7 million, or 23.2 percent of net sales, compared with EUR 1,270.8 million, or 28.2 percent of net sales, in 2010. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for 40.7 percent of accounts receivable at December 31, 2011, compared with 42.4 percent at December 31, 2010. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products

We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (222 units in 2011 and 197 units in 2010), with an average selling price (“ASP”) in 2011 of EUR 22.0 million (EUR 24.5 million for new systems and EUR 3.8 million for used systems) and an ASP in 2010 of EUR 19.8 million (EUR 24.1 million for new systems and EUR 4.4 million for used systems). As a result, the timing of recognition of revenue from a small number of product sales may have a significant impact on our net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

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

ASML ANNUAL REPORT 2011	7

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

In particular, 20.3 percent of our 2011 revenues and 30.6 percent of our 2010 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations.

Because of Labor Laws and Practices, Any Workforce Reductions That We May Seek to Implement in Order to Reduce Costs Company-Wide May Be Delayed or Suspended

The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable

ASML ANNUAL REPORT 2011	8

in the jurisdictions in which we operate, a reduction of any significance may be subject to formal procedures that can delay or may result in the modification of our planned workforce reductions. For example, ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. If the Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors. Also see Item 6.D “Employees”.

Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations

We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro as we incur manufacturing costs for our systems predominantly in euros while portions of our net sales and cost of sales are denominated in U.S. dollars and Japanese yen.

In addition, a portion of our assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our consolidated financial statements are expressed in euros. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the euro and various currencies. In general, our customers run their businesses in U.S. dollars and therefore a weakening of the U.S. dollar against the euro might impact the ability of our customers to purchase our products.

Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

Also see Item 5.A. “Operating Results, Foreign Exchange Management”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 3 to our consolidated financial statements.

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

Risks Related to Our Ordinary Shares

We may not declare cash dividends at all or in any particular amounts in any given year

We aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the Annual General Meeting of Shareholders with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in

ASML ANNUAL REPORT 2011	9

production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on our share price.

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

Our authorized share capital also includes a class of cumulative preference shares and ASML has granted “Stichting Preferente Aandelen ASML”, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares. Exercise of the cumulative preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

See further Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association”.

ASML ANNUAL REPORT 2011	10

Item 4 Information on the Company

A. History and Development of the Company

We commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Italy, France, Germany, the United Kingdom, Ireland, Belgium, Korea, Taiwan, Singapore, China (including Hong Kong), Japan, Malaysia and Israel. In 2001, we changed our name to ASML Holding N.V. Our registered office is located at De Run 6501, 5504 DR Veldhoven, the Netherlands, telephone number +31 40 268 3000.

In May 2001, we acquired Silicon Valley Group (“SVG”) (now part of ASML US, Inc.), a company that was active in lithography.

From time to time, we pursue acquisitions of smaller businesses that we believe will complement or enhance our core lithography business. These have included the acquisition of MaskTools in July 1999 and the acquisition of Brion Technologies, Inc. (“Brion”) in March 2007.

Capital Expenditures and Divestitures

Our capital expenditures (purchases of property, plant and equipment) for 2011, 2010 and 2009 amounted to EUR 300.9 million, EUR 128.7 million and EUR 105.0 million, respectively. Our capital expenditures in all these years mainly related to the construction of new facilities in Veldhoven, the Netherlands, for our latest technologies such as EUV and an improved version of the TWINSCAN platform called NXT, information technology investments, and leasehold improvements to our facilities.

Divestitures, mainly consisting of machinery and equipment amounted to EUR 3.4 million for 2011, EUR 6.7 million for 2010 and EUR 10.9 million for 2009. See Note 11 to our consolidated financial statements.

B. Business Overview

We are one of the world’s leading providers (measured in revenues) of advanced technology systems for the semiconductor industry. We offer an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits (“semiconductors”, “ICs” or “chips”). We supply lithography systems to integrated circuit (“IC”) manufacturers throughout Asia, the United States and Europe and also provide our customers with a full range of support services from advanced process and product applications knowledge to complete round-the-clock service support.

Our business model

Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•

offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms and advanced applications outside the traditional lithography business, each resulting in lower costs per product for our customers;

•	providing customer services that ensure rapid, efficient installation and superior support and training to optimize manufacturing processes of our customers and improve productivity;
•	maintaining appropriate levels of R&D to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;
•	enhancing the capabilities of the installed base of our customers through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
•	reducing the cycle time between a customer’s order of a system and the use of that system in volume production;
•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies;
•	improving the reliability and uptime of our installed system base; and
•	providing refurbishing services that effectively increase residual value by extending the life of equipment.

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

ASML ANNUAL REPORT 2011	11

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

Customer Roadmaps

The three major customer sectors to which the Company sells its products are Logic processor chip makers, NAND-Flash memory chip makers and DRAM memory chip makers.

Supported by their technology roadmaps, IC manufacturers continue to show interest in shrinking resolution as a means to lower manufacturing costs per unit. We believe that the leading IC manufacturers have plans to migrate their production capabilities in the foreseeable future to resolutions beyond 20 nanometer (“nm”), for which they will require state-of-the-art lithography equipment.

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

We offer TWINSCAN systems, based on i-line, KrF and ArF processing of wafers up to 300 mm in diameter for manufacturing environments for which design resolutions down to 38 nm are required. The modular upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design TWINSCAN, our most advanced product family. Introduced in 2000, the TWINSCAN platform, is the basis for our current and next-generation Step-and Scan systems, which are capable of extending shrink technology down to 38 nm and beyond.

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

The NXE:3100 platform is based on a new platform utilizing the concepts of the TWINSCAN platform, that extends the industry proven modularity of our TWINSCAN NXT system with new innovative technologies to support EUV imaging in several system critical areas, including the EUV light source, the reflective mirror optical system and all encompassed within a vacuum system. The NXE (EUV) platform is equipped with a completely new EUV light source technology, based upon tin plasma, producing light at a wavelength of 13.5 nm. In addition, the NXE (EUV) system has a completely new optical technology utilizing reflective mirrors rather than the traditional refractive optics with a numerical aperture (“NA”) of 0.25. The NXE (EUV) platform operates with a vacuum environment for the light from light source, through the entire

ASML ANNUAL REPORT 2011	12

optical train to wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide ASML’s customers a roadmap for future shrink, and we expect it to become the Lithography technology for the coming years. The success of EUV remains particularly dependent on light source (laser) availability and continuing related technical advances by ASML and its suppliers, as well as infrastructure developments in masks and photoresists. ASML is actively working with its suppliers to improve the availability and performance of the light source and to achieve these related technical advances.

Product Development

In 2003, we introduced the second-generation of TWINSCAN “XT” systems with a 50 percent reduction in the main production area occupied by our system.

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

Brion’s current computational lithography portfolio comprises both traditional products (such as RET/OPC/DPT/ SMO), as well as solutions that directly interface with the numerous calibration controls in an ASML scanner to optimize performance. Our computational lithography products capture detailed knowledge of scanner design and real performance, which enables them to accurately predict real-life manufacturing performance. These predictions are essential in addressing possible ramp-up and yield problems in advance, potentially avoiding months of delay in time-to-market for our customers. The same prediction capabilities allow ASML scanners to be optimally calibrated for improved performance in production, given specific chip designs or masks, thereby achieving improved yield.

Once a scanner is optimally set-up for a given application, ASML also offers scanner control solutions that ensure that the performance of the lithographic process remains optimal and stable throughout production. These scanner control solutions leverage the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as mask deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical polishing fingerprints. To provide a total solution for scanner control ASML offers its own advanced wafer metrology system, Yieldstar.

In 2007, ASML began volume shipment of the XT:1900i, with a new industry benchmark of 1.35 NA, which is close to the practical limit for water-based immersion technology. This optical lithography system is capable of volume production of ICs down to 40 nm and below and is used for high volume IC manufacturing at multiple customers worldwide.

In 2008, we partly discontinued research into optical maskless lithography due to the reduced market opportunity for this technology. Research studies on alternative technologies continue for both mask-based and maskless lithography.

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

ASML ANNUAL REPORT 2011	13

Also in 2009, ASML announced an improved version of the TWINSCAN platform called NXT featuring new stage and position control technology, providing improved imaging and overlay performance for immersion. Initial shipments started in the third quarter of 2009 and volume production and shipments commenced in 2010. By the end of 2011, three TWINSCAN NXT systems with throughput of 200 wafers per hour had been shipped to customers.

In 2010, ASML shipped the first second-generation EUV system called NXE:3100, and five more were shipped to customers in 2011. EUV will provide a large “process window” and much greater shrink compared with current approaches and we expect it to become the lithography solution for the next decade. The second-generation (NXE:3100) of these systems combines a wavelength of 13.5 nm and an optical system with a NA of 0.25 to provide imaging at a resolution of 27 nm. As of December 31, 2011, we had received 11 orders for its successor, the third-generation (NXE:3300), high-volume EUV systems. The NXE platform is targeted for production of ICs down to 16 nm and beyond. For revenue recognition considerations, refer to Item 5.A. “Operating Results, Revenue recognition”.

The table below outlines our current product portfolio of Stepper and Scanner Systems by resolution and wavelength.

Current ASML lithography product portfolio of Step & Scan Systems

System	Resolution	Wavelength	Lightsource	Numerical aperture

PAS 5500 SYSTEMS
PAS 5500/4X0	280 nm	365 nm	i-line	0.48-0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50-0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55-0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50-0.75

TWINSCAN SYSTEMS
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:450	220 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:8X0	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:1000	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1450	57 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1700 immersion	45 nm	193 nm	ArF	0.75-1.20
TWINSCAN XT:1900 immersion	40 nm	193 nm	ArF	0.85-1.35
TWINSCAN XT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35
TWINSCAN NXT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35

EUV
NXE:3100	27 nm	13.5 nm	EUV	0.25
NXE:3300	22 nm	13.5 nm	EUV	0.33

The table above can be further explained by the following notes:

•

This table does not include older (including pre-used) products sold on the PAS 2500, PAS 5000 and PAS 5500 platforms or system enhancements on steppers and scanners and other products (e.g. Yieldstar or computational lithography products).

•	XT is a TWINSCAN system for 200 and 300 mm wafer sizes.
•	Wavelength refers to the frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC.
•	1 nm is equal to one billionth of a meter.
•	The X in the product number represents different models in the product portfolio within the same resolution. For example XT:8X0 can either represent XT:800 or XT:850.
•	NXT is an improved version of the current TWINSCAN system, introducing new stages and stage position control technology, which enable improved imaging and overlay.
•	NXE is a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source (EUV), lens system, and vacuum body.

ASML has been developing an advanced wafer metrology system (Yieldstar) for Overlay and critical dimension (CD) measurements by using scatterometry technology. Yieldstar scatterometry provides high accuracy and low cost wafer metrology data that can be used for further improving the NXT/NXE performance.

Sales, Customer Support and Customers

We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems at customer sites. We also offer refurbished and remanufactured tools, system upgrades and enhancements, and technical training.

ASML ANNUAL REPORT 2011	14

We market and sell our products through our direct sales staff.

Our field sales, field engineers and applications, service and technical support specialists are located throughout Asia, the United States and Europe. ASML has established the ASML Center of Excellence (“ACE”) in Taiwan, Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long-term growth. ACE features customer support, training, logistics, refurbishment, technology and application development. ACE also enables sourcing of selected equipment modules, components and services in the region. Finally, ACE is used as a training center to develop worldwide talent for ASML’s workforce.

Customers and Geographic Regions

In 2011, recognized sales to our largest customer accounted for EUR 1,311.7 million, or 23.2 percent of net sales, compared with EUR 1,270.8 million, or 28.2 percent of net sales, in 2010 (2009: EUR 348.8 million or 21.9 percent of net sales). We expect that sales to a limited number of customers will continue to account for a high percentage of our net sales in any particular period for the foreseeable future.

In 2011, we derived 66.5 percent of net sales from Asia, 24.6 percent from the United States and 8.9 percent from Europe (2010: Asia: 80.5 percent; US: 15.0 percent and Europe: 4.5 percent). See Note 20, to our consolidated financial statements.

Manufacturing, Logistics and Suppliers

Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning / testing of a finished system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities (subassembly, final assembly and system fine tuning / testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing”, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

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

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. In 2011, 28.7 percent of our aggregate cost of sales was purchased from Zeiss (2010: 31.4 percent; 2009: 25.6 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for our systems. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. During 2011, our sales were not limited by the deliveries from Zeiss.

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

ASML ANNUAL REPORT 2011	15

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

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

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

ASML has one of the highest private R&D budgets invested in the Netherlands (source: “Technisch Weekblad”). We invested EUR 590.3 million in R&D in 2011, compared with EUR 523.4 million in 2010 and EUR 466.8 million in 2009. A significant part of this budget was used for R&D jointly with our suppliers and technology partners. Through direct government grants designed to stimulate high-risk research for the medium and long term future, ASML received R&D credits of EUR 25.1 million in 2011, compared with EUR 29.5 million in 2010 and EUR 28.1 million in 2009.

In 2011 we focused our R&D investments on immersion, EUV, and holistic lithography solutions.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers in all semiconductor market segments, including Logic processor chip, NAND-Flash memory chip, as well as the DRAM memory chip segment.

We have developed different immersion systems for different customer needs. We have optimized our TWINSCAN XT immersion systems for cost-effective imaging down to 38 nm and beyond patterning, and have developed a new dual wafer stage system called TWINSCAN NXT with improved positioning (“overlay”) and imaging. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology.

In 2010, we achieved a major milestone with EUV lithography when we shipped our first second-generation (NXE:3100) system to a customer’s manufacturing site. In 2011 five additional EUV systems were shipped during the year.

These second generation-systems (NXE:3100) are used by the customers to develop their EUV manufacturing process before high-volume EUV systems will become available, which we expect to occur in 2012, subject to successful implementation of a number of new technologies specific to EUV, including the light source. As of December 31, 2011, we have received 11 orders for its successor, the third-generation (NXE:3300) high-volume EUV systems. The NXE (EUV) system, utilizing an evolved TWINSCAN platform, enables our customers to extend their roadmap towards smaller chip features. EUV permits chip makers to expose a critical layer in just one single step – as opposed to double patterning which requires multiple steps. EUV also has a roadmap from the initial 27 nm resolution down to 16 nm and beyond. We have published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography.

ASML ANNUAL REPORT 2011	16

Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing - we call this approach “holistic lithography”. We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. In 2011 the use of holistic lithography solutions continued to grow. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

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

Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are:

•	the technical performance characteristics of a lithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;
•	the exchange rate of the euro particularly against the Japanese yen which results varying prices and margins;
•	the strength and breadth of our portfolio of patent and other intellectual property rights; and
•	our customers’ desire to obtain lithography equipment from more than one supplier.

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

ASML ANNUAL REPORT 2011	17

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

C. Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are as follows:

The chart above excludes intermediate subsidiaries; see Exhibit 8.1 for a list of our main subsidiaries.

ASML ANNUAL REPORT 2011	18

D. Property, Plant and Equipment

We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of the new production facilities in the Netherlands and Taiwan. The book value of land, buildings and constructions owned by us amounted to EUR 586.3 million as of December 31, 2011 compared with EUR 399.3 million as of December 31, 2010.

Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2012 will be approximately EUR 233.5 million (2011: EUR 300.9 million). Capital expenditures in 2012 will mainly consist of investments in the finalization of capacity expansion of EUV production facilities as a result of customer commitments. We expect to finance 2012 capital expenditures out of our cash flow from operations and available cash and cash equivalents.

Facilities in Europe

Our headquarters, main manufacturing facilities, applications laboratory and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 51 thousand square meter of office space and 38 thousand square meter of buildings used for manufacturing and R&D activities and 21 thousand square meter of warehouses. We lease the majority of these facilities through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven, the Netherlands, are financed through a special purpose vehicle that is a variable interest entity (“VIE”). We also lease several sales and service facilities at locations across Europe.

Facilities in the United States

Our United States head office is located in a nine thousand square meter office building in Tempe, Arizona. We maintain lithography research, development and manufacturing operations in a 27 thousand square meter facility in Wilton, Connecticut, and a five thousand square meter facility in Santa Clara, California. We also lease several sales and service facilities at locations across the United States.

Facilities in Asia

Our Asian headquarters is located in a 425 square meter office space in Hong Kong, The People’s Republic of China. In addition, our ACE facility in Linkou, Taiwan comprises clean room (approximately two thousand square meter) and office space (approximately six thousand square meter). The ACE facility supports customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics and refurbishment. ACE also enables local sourcing of equipment, components and services. Our facility in Korea comprises a clean room (approximately 469 square meter) and office space (approximately five thousand square meter). The purpose of this new facility is to support a closer working relationship with ASML’s customers in Korea. We also lease and own several sales and service and training facilities at locations across Asia.

Item 4A Unresolved Staff Comments

Not applicable.

ASML ANNUAL REPORT 2011	19

Item 5 Operating and Financial Review and Prospects

Executive Summary

Introduction

ASML is one of the world’s leading providers (measured in revenues) of lithography equipment that is critical to the production of ICs or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia. As of December 31, 2011 we employed 7,955 payroll employees (2010: 7,184) and 1,935 temporary employees (2010: 2,061), measured in full-time employees (“FTEs”). ASML operates in 16 countries through over 55 sales and service locations.

In 2011, we generated net sales of EUR 5,651.0 million and income from operations of EUR 1,641.2 million or 29.0 percent of net sales. Net income in 2011 amounted to EUR 1,467.0 million or 26.0 percent of net sales, representing net income per ordinary share of EUR 3.45.

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

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML and Nikon, and (to a lesser degree) Canon. In 2011, ASML was one of the world’s leading providers of lithography equipment (measured in revenues).

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2011, is set out in the following table:

Year ended December 31	2011	2010	2009	2008	2007	2006

Total units shipped[1]	356	304	128	344	604	633
Total value (in millions USD)[1]	7,981	6,416	2,485	5,388	7,144	6,386

1	Historical data and full-year 2011 estimates as reported by Gartner Dataquest in its fourth quarter 2011 report.

For the year 2011, the latest indications of independent market analysts show an increase in total lithography equipment shipped to the market by the industry of 17.1 percent in unit volume and 24.4 percent in value. For ASML, the year 2011 was characterized by increased demand for lithography imaging systems across all chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments both in new technology and capacity to meet demand. Sales were derived from all three major markets in which our customers operate, with the Logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder. Also in 2011, we shipped five second-generation (NXE:3100) EUV systems, in addition to one shipped in 2010.

Business strategy

The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2011, chip makers routinely produce electronic chip features with geometries of 32 nanometers, compared to typical geometries of 10,000 nanometers in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as ‘Moore’s Law’. Moore’s Law has resulted in our information society with fast wired and

ASML ANNUAL REPORT 2011	20

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

Sustainability over the long term is essential in the relationship between ASML and customers, because customers rely on ASML for their long-term roadmaps towards smarter and more energy efficient microchips.

Sustainability Governance

In 2009 ASML decided to significantly strengthen its commitment in the area of Sustainability by setting a number of stringent objectives to be reached by 2015. It is the mission of the Sustainability Board to monitor the realization of the objectives. The mandate given by the Board of Management to the Sustainability Board is to review and make recommendations on the sustainability management system and policies, authorize or recommend plans to the Board of Management, provide guidance to management on objectives and targets; monitor and provide guidance on sustainability performance and targets, monitor and oversee sustainability risk management review and monitor stakeholder relations, and review and make recommendations on sustainability impacts of major business decisions. The Sustainability Board also determines the scope, provides input, and recommends to the Board of Management adoption of the Sustainability Report.

In 2010, the Sustainability Board established the Corporate Sustainability department to coordinate the implementation of the overall sustainability strategy and policies on a day-to-day basis.

In 2011, senior management decided to expand the Sustainability Governance structure by nominating a ‘domain owner’ for each of the four strategic focus areas. Domain owners are responsible for coordinating the implementation of the sustainability goals in their respective domains.

Sustainability Strategy

Our customers want chip-making machines that produce more chips faster, using less energy and fewer natural resources. They also want us, as their supplier, to operate according to the highest environmental, social and governance standards. Our sustainability strategy thus goes hand in hand with our business strategy, aimed at maintaining and further developing our position as a technology leader in the semiconductor industry.

ASML’s sustainability strategy focuses on four domains: sustainable operations, sustainable products, sustainable value chain and sustainable culture:

•	Focusing on sustainable operations means we seek to reduce the environmental impact of both our manufacturing process and our research and development activities;
•

Providing sustainable products means we continuously strive to make our chip-making machines more efficient, enabling our customers to reduce energy and natural resources consumption per chip produced;

•

Focusing on a sustainable value chain signifies our ambition to stimulate our suppliers to meet increasingly high sustainability standards and to enable our customers to positively influence their impact on environment and society;

•

Focusing on a sustainable culture means we seek to provide a working environment that inspires our highly skilled workforce and respects their cultural and individual differences. It also means we seek to make a positive contribution to the well-being of the communities in which we operate.

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

ASML ANNUAL REPORT 2011	21

ASML aims to deliver lithography systems with the lowest cost of ownership and highest earnings.

Customer satisfaction is a critical objective of ASML. We have account teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2011, all of the top 10 chip makers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry.

In 2011, our satisfaction ratings by customers surpassed every lithography competitor for the ninth successive year, according to VLSI Research, an independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market.

Technology leadership

Our customers need lithography scanners that continuously improve performance in three areas: resolution, speed and precision. The image of the electronic chip circuit must be extremely small (currently the smallest features have a size of less than 30 nm), the system must be able to image billions of these features every second and it must be able to do that with extreme precision of just a few nm (one nm is four silicon atoms). To realize and improve this system performance for our customers, ASML needs to deliver the right technology at the right time to meet long-term roadmaps which often extend many years into the future. Therefore, ASML is committed to significant long-term investments in R&D that are not significantly impacted by short-term cyclical swings. ASML has one of the highest private R&D budgets invested in the Netherlands (source: “Technisch weekblad”). In 2011, our R&D investments (net of credits) amounted to EUR 590.3 million, an increase from previous years to accommodate the rapid introduction of evolved platforms which are in demand by customers (2010: EUR 523.4 million; 2009: EUR 466.8 million). A significant part of this budget was used for R&D jointly with our suppliers and technology partners.

Our lithography scanners are based on our dual-stage wafer imaging platform – the TWINSCAN system – which we introduced in 2000 and which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest productivity, enabling reduced cost-per-exposure per wafer. Dual-stage lithography also supports the required accuracy to position electronic features on the wafer, as it allows for more time to measure the wafer prior to exposure. ASML is the only lithography manufacturer that enables volume production based on dual-stage systems.

In order to meet the resolution, speed and accuracy requirements, we have focused our R&D investments on three core programs: immersion, EUV and holistic lithography solutions.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers in all semiconductor market segments, including Logic processor chip, NAND-Flash memory chip, as well as the DRAM memory chip segment.

We have developed different immersion systems for different customer needs. We have optimized our TWINSCAN XT immersion systems for cost-effective imaging down to 38 nm and beyond patterning, and have developed a new dual wafer stage system called TWINSCAN NXT with improved positioning (“overlay”) and imaging. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology.

Also in 2011, we shipped five second-generation (NXE:3100) EUV systems, in addition to one shipped in 2010. This NXE:3100 system is being used by customers to develop their EUV manufacturing processes before high-volume EUV systems will become available, which we expect to occur in 2012, subject to successful implementation of a number of new technologies specific to EUV, including the light source. As of December 31, 2011, we had received 11 orders for this third (high-volume) generation of EUV systems, which is named NXE:3300. The EUV system, built on a new platform utilizing the concepts of the TWINSCAN platform, enables our customers to extend their roadmap towards smaller chip features. EUV permits chip makers to expose a critical layer in just one single step – as opposed to double patterning which requires multiple steps. EUV also has a roadmap from the initial 27 nm resolution down to 16 nm and beyond. We have published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography.

ASML ANNUAL REPORT 2011	22

We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing - we call this approach “holistic lithography”. Starting in 2010, and also during 2011, broad customer adoption of holistic lithography products continued as all of ASML’s leading-edge scanners were sold with one or more holistic lithography components. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

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

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

In view of the economic volatility of the semiconductor industry, we continue to strive for improve efficiencies in our operations: addressing our cost structure and strengthening our capability to generate cash.

ASML ANNUAL REPORT 2011	23

ASML operations update on key performance indicators

The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31 (in millions)	2011 EUR	[1]	%[2]	2010 EUR	%[2]	2009 EUR	%[2]

Sales
Net sales	5,651.0			4,507.9		1,596.1
Increase (decrease) in net sales (%)	25.4			182.4		(46.0)
Net system sales	4,883.9			3,894.7		1,174.9
Sales of systems (in units)	222			197		70
Average selling price of total system sales	22.0			19.8		16.8
Average selling price of new system sales	24.5			24.1		21.1
Average selling price of used system sales	3.8			4.4		7.9
Value of systems backlog excluding EUV [3,4]	1,732.5			3,855.7		2,113.7
Systems backlog excluding EUV (in units) [3,4]	71			157		69
Average selling price of systems backlog excluding EUV [3,4]	24.4			24.6		30.6
Average selling price of systems backlog excluding EUV (New) [3,4]	27.9			27.7		33.0
Average selling price of systems backlog excluding EUV (Used) [3,4]	3.0			5.1		10.0
Immersion systems recognized (in units)[5]	101			95		31
NXE systems recognized (in units)[4]	3			-		-
Profitability
Gross profit	2,449.4		43.3	1,955.2	43.4	458.4	28.7
Income (loss) from operations	1,641.2		29.0	1,250.7	27.7	(163.1)	(10.2)
Net income (loss)	1,467.0		26.0	1,021.8	22.7	(150.9)	(9.5)
Liquidity
Cash and cash equivalents	2,731.8			1,949.8		1,037.1
Operating cash flow	2,070.4			940.0		99.2

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively, and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.
2	As a percentage of net sales.
3	As of January 1, 2011, ASML values its net bookings and systems backlog at system sales value including factory options. The comparative figures have not been adjusted because the impact on the comparative figures is insignificant (approximately EUR 20 million negative impact on backlog value per December 31, 2010). Before 2011, ASML valued net bookings and systems backlog at full order value (i.e. including options and services).
4	Through December 31, 2011 a total of six NXE:3100 systems had been shipped. Three of these systems were recognized in net system sales in 2011, one is expected to be recognized in 2012, one was shipped under the conditions of an operating lease contract and the last one is shipped to a research institute.
5	Included in the total number of immersion system recognized in 2011 are 78 of our most advanced immersion technology NXT:1950 (2010: 34 and 2009: 3).

Sales

For the longer term, and based on industry analysts IC unit growth forecasts, we expect our sales level to grow. Our sales levels depend on multiple growth drivers: market growth, market share growth, average selling price growth and a broadening of our product and services scope.

In 2011, net sales increased by 25.4 percent to EUR 5,651.0 million from EUR 4,507.9 million in 2010 (2009: EUR 1,596.1 million). The increase in net sales was caused by increased demand for lithography imaging systems required for all of the various chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments in new technology and capacity to meet demand. Sales were derived from all three major markets in which our customers operate, with the Logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder.

The ASP of our systems increased by 11.1 percent to EUR 22.0 million in 2011 from EUR 19.8 million in 2010 (2009: EUR 16.8 million) resulting from a decrease in the number of used systems sold with relatively lower ASPs. The ASP of our new systems increased by 1.7 percent to EUR 24.5 million in 2011 from EUR 24.1 million in 2010 (2009: EUR 21.1 million), which was mainly driven by three NXE:3100 systems recognized with an ASP of EUR 39.8 million, partly offset by a change in product mix.

As of December 31, 2011, our systems backlog excluding EUV (“systems backlog”) was valued at EUR 1,732.5 million and included 71 systems with an ASP of EUR 24.4 million. As of December 31, 2010, the systems backlog was valued at EUR 3,855.7 million and included 157 systems with an ASP of EUR 24.6 million.

Profitability

Our general strategy is to seek to achieve income from operations to net sales of 13.0 to 18.0 percent at the trough of the industry’s business cycle and 25.0 to 30.0 percent at the peak. However in exceptional circumstances, as evidenced by the financial and economic crisis, we could see periods with results from operations that are substantially below our minimum target level.

ASML ANNUAL REPORT 2011	24

Income from operations increased to EUR 1,641.2 million, or 29.0 percent of net sales, in 2011 from an income from operations of EUR 1,250.7 million, or 27.7 percent of net sales, in 2010 (2009: EUR 163.1 million loss from operations, or 10.2 percent of net sales). This EUR 390.5 million increase was the result of an increase in sales and the resulting increase in gross profit of EUR 494.2 million which was partly offset by an increase in SG&A and R&D operating expenses of EUR 103.7 million.

Gross profit increased to EUR 2,449.4 million or 43.3 percent of net sales in 2011 from EUR 1,955.2 million or 43.4 percent of net sales in 2010 (2009: EUR 458.4 gross profit or 28.7 percent of net sales). The higher absolute amount of gross profit reflects increased demand for lithography imaging systems across all chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments both in new technology and in capacity to meet demand. The 2011 gross profit as a percentage of net sales almost equals the 2010 percentage, which can be explained by the following: In 2011, net sales and cost of sales included three NXE:3100 systems which represent net sales of around EUR 120.0 million with zero gross profit at the time these were recognized as revenue. Our gross profit is negatively impacted by increased cost of sales incurred on all six NXE:3100 systems shipped to our customers as a result of significant costs due to the introduction of the EUV program. These effects had a negative impact on the 2011 gross profit as a percentage of net sales of 1.5 percent. In addition, manufacturing costs increased in 2011 compared to 2010 (mainly EUV related expenditures).

SG&A and R&D operating expenses showed an increase of EUR 103.7 million in 2011 compared with 2010. R&D costs increased by EUR 66.8 million, or 12.8 percent, resulting from increased spending on our strategic programs, in particular immersion, EUV and holistic lithography solutions. SG&A costs increased by EUR 36.9 million, or 20.4 percent, as a result of both higher sales levels and increased costs to implement and support IT solutions and costs for improvement programs (mainly employee development costs).

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

The effective tax rate was 11.0 percent of income before income taxes in 2011, compared with 17.8 percent of income before income taxes in 2010. This decrease is mainly caused by the fact that ASML reached agreement with the Dutch fiscal authorities regarding the application of the “Innovation Box” in December 2010, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. For 2010, the beneficial impact of the Innovation Box was partially offset with the cumulative negative Innovation Box effects (previously called “Royalty Box”) incurred in The Netherlands during the period 2007-2009. In 2011, the Innovation Box effect is no longer offset by these prior year effects.

Net income in 2011 amounted to EUR 1,467.0 million, or 26.0 percent of net sales, representing EUR 3.45 net income per ordinary share, compared with net income in 2010 of EUR 1,021.8 million, or 22.7 percent of net sales, representing EUR 2.35 net income per ordinary share (2009: net loss of EUR 150.9 million or 9.5 percent of net sales, representing EUR 0.35 net loss per ordinary share).

Liquidity

ASML seeks to ensure that cash generated from operations, together with the liquidity provided by existing cash balances and its borrowing capability, will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

Our cash and cash equivalents increased to EUR 2,731.8 million as of December 31, 2011 from EUR 1,949.8 million as of December 31, 2010. We generated cash from operating activities of EUR 2,070.4 million in 2011. Furthermore, the cash used in financing activities was EUR 991.6 million, mainly reflecting a cash outflow of EUR 700.5 million for our share buy back program, our annual dividend payment (EUR 172.6 million) and a repayment of deposits from customers of EUR 150.0 million, partly offset by the net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options of EUR 34.1 million. An amount of EUR 300.9 million of cash was used in investing activities mainly related to machinery and equipment, EUV and NXT production facilities in Veldhoven, the Netherlands, information technology and leasehold improvements to our facilities.

ASML ANNUAL REPORT 2011	25

The Company’s available credit facility amounts to EUR 500.0 million. No amounts were outstanding during 2011.

A. Operating Results

Critical accounting policies using significant estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S.GAAP”). The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates. We evaluate our estimates continually and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as our second-generation EUV systems (NXE:3100), we initially defer revenue recognition until completion of installation and acceptance of the new technology based system at customer premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 12 years, has occurred on only two occasions: 2010 (EUV) and 1999 (TWINSCAN).

In 2011, we recognized system sales revenue for three NXE:3100 systems that were installed at the customer location and were accepted by our customers, for an amount of EUR 119.3 million (2010 and 2009: no revenue from new technology was recognized). This includes one NXE:3100 system for an amount of EUR 38.5 million that had been deferred in 2010 because the system had not yet been accepted by the customer. For the years 2010 and 2009, we did not recognize any revenue from new technology that had previously been deferred. As of December 31, 2011, we deferred revenue from new technology systems for an amount of EUR 48.6 million, relating to one NXE:3100 system that has not been installed at the customer’s location.

With respect to the third-generation EUV systems (NXE:3300) that are expected to be available for shipment to customers from 2012 onwards, the Company is currently assessing the conditions upon which revenue would be recognized and whether or not amounts should be deferred. Any such deferral of revenues could have a material effect on ASML’s results of operations for the period in which the deferral occurred and on the succeeding periods.

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell, and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2011 and 2010 ASML had no repurchase commitments.

ASML ANNUAL REPORT 2011	26

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

In the event that an arrangement with a customer becomes onerous, the Company recognizes a liability for the amount that the cost of settling the arrangement exceeds the amount of the contract price. When the Company satisfies the onerous arrangement, it derecognizes the related liability.

Multiple element arrangements

The main portion of ASML’s revenue is derived from contractual arrangements with the Company’s customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended the guidance on arrangements with multiple deliverables in ASC 605-25. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. The Company applies this accounting guidance prospectively to arrangements originating or materially modified on or after January 1, 2011. The implementation resulted in additional qualitative disclosures that are included below, but did not result in additional units of accounting and only had an insignificant impact on timing and allocation of revenues. Furthermore, the Company does not expect the pending contents of ASC 605-25 to have a significant impact on timing and allocation of revenues.

Each element in the arrangement is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by us. We consider a deliverable to have stand-alone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, our revenue arrangements do not include a general right of return relative to the delivered products. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

The hierarchy of evidence to determine a selling price in ASC 605-25 is as follows:

•	Vendor-Specific Objective Evidence (“VSOE”) – the price at which the Company sells the element in a separate stand-alone transaction;
•	Third-Party Evidence (“TPE”) – evidence from the Company or other companies of the value of a largely interchangeable element in a transaction;
•	Best Estimate of Selling Price (“BESP”) – the Company’s best estimate of the selling price of an element in the transaction.

To determine the selling price in multiple elements arrangements, we establish VSOE of the selling price for installation and training services and prepaid extended and enhanced (optic) warranty contracts. VSOE is determined based on the prices that ASML charges for installation and comparable services (such as relocating a system to another customer site) and prepaid extended and enhanced (optic) warranty contracts on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When the Company is unable to establish the selling price using VSOE or TPE, the Company uses BESP. The objective of using estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and

ASML ANNUAL REPORT 2011	27

external factors including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies. The Company reviews selling prices every reporting period and maintains internal controls over the establishment and updates of these estimates.

For arrangements entered into through December 31, 2010, the Company primarily recognizes revenue based on the previous guidance of ASC 605-25. The revenue relating to the installation and training services and prepaid extended and enhanced (optic) warranty contracts is deferred at their fair value until delivery of these elements. As the Company is not able to determine the fair value for the system, but is able to determine the fair value for all other elements in the arrangement, revenue is allocated as the difference between the total arrangement consideration less the aggregate fair value of all other elements in the arrangement, and no revenue is recognized until all elements without fair value have been delivered.

The deferred revenue balance from installation and training services as of December 31, 2011 amounted to EUR 1.8 million (2010: EUR 10.1 million) and EUR 11.9 million (2010: EUR 12.7 million), respectively.

The deferred revenue balance from extended and enhanced (optic) warranty contracts as of December 31, 2011, amounted to EUR 280.1 million (2010: EUR 243.4 million).

Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. On a semi-annual basis, the Company assesses, and updates if necessary, its accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2011, 2010 and 2009, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on the Company’s consolidated statements of operations and per share amounts.

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The test is based on a two-step approach for each reporting unit in which goodwill has been recorded. First, recoverability is tested by comparing the carrying amount of the reporting unit including goodwill with the fair value of the reporting unit, being the sum of the discounted future cash flows related to that reporting unit. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. Goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

All of ASML’s goodwill as of December 31, 2011 relates to the acquisition of Brion in March 2007. For the purpose of impairment testing, goodwill is allocated to the reporting unit Brion. The fair value of the reporting unit Brion is calculated based on the discounted cash flow method (income approach). These calculations use after-tax discounted cash flow projections based on a strategic plan approved by management.

The material assumptions used by management for the fair value calculation of the reporting unit (based on past experience) are:

•

Cash flow projections for the coming five years are based on a significant growth scenario, reflecting the start-up nature of Brion. Projections are built bottom-up, using estimates for revenue, gross profit, R&D costs and SG&A costs.

•

Brion will grow at a weighted average growth rate of 3.0 percent from the fifth year onwards, which management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.

•

A post-tax discount rate of 13.7 percent representing Brion’s weighted average cost of capital (“WACC”) based on our assessment of the WACC that would be used by an external market participant, was determined using an

ASML ANNUAL REPORT 2011	28

adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC was assumed to equal Brion’s cost of equity. The discount rate in 2011 increased compared with the discount rate of 13.1 percent used in 2010. This reflects management’s assessment of 2011 increased market uncertainty.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting unit substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2011 and December 31, 2010.

ASML performed sensitivity analyses on each of these assumptions and concluded that any reasonably likely change in these assumptions would not have caused the carrying amount of Brion to exceed its fair value. A discussion of these sensitivity analyses is set out below:

•

Estimated cash flows associated with Brion’s operations after the initial five-year period accounted for 60.8 percent of the reporting unit’s estimated fair value, based on the assumed 3.0 percent growth rate. Assuming management’s estimate of cash flows for the initial five-year period is unchanged; growth in subsequent years could reduce to zero percent without Brion’s estimated fair value falling below its carrying amount of EUR 151.4 million. Management does not believe, however, that such a long-term no growth scenario is reasonably likely, given that the long-term historical growth rate of the lithography industry exceeds 3.0 percent and the growing importance of Brion product solutions.

•

The estimated cash flows associated with Brion’s initial five-year period including the estimated cash flows after the initial five year period, could be reduced by up to 42.3 percent without causing the fair value of Brion to decrease below its carrying amount of EUR 151.4 million. Management does not believe that such a decline is reasonably likely based on management’s future expectations on the development of these cash flows.

•

The discount rate used in the fair value calculation could increase from 13.7 percent to 21.2 percent without causing the fair value of Brion to decrease below its carrying amount of EUR 151.4 million. Management does not believe such an increase is reasonably likely.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with their fair value, being the sum of the related undiscounted future cash flows. Second, if the carrying amount of the other intangible assets and property, plant and equipment is higher than this fair value the assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.

In determining the fair value of a reporting unit or an asset, the Company makes estimates about future cash flows. These estimates are based on our financial plan updated with the latest available projection of the semiconductor market conditions and our sales and cost expectations, which are consistent with the plans and estimates that we use to manage our business. We also make estimates and assumptions concerning WACC and future inflation rates.

It is possible that actual results may differ from our plans, estimates and assumptions, which may require impairment of certain long-lived assets, including goodwill. Future adverse changes in market conditions may also require impairment of certain long-lived assets, including goodwill.

During 2011, we recorded impairment charges of EUR 12.3 million in property, plant and equipment of which we recorded EUR 6.2 million in cost of sales, EUR 3.5 million in R&D costs and EUR 2.6 million in SG&A costs. The impairment charges recorded in 2011 mainly related to machinery and equipment and furniture, fixture and other equipment (EUR 9.5 million) with respect to technical equipment and software which are ceased to be used. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 1.9 million) and their carrying amount. We did not record any impairment charges in other intangible assets.

Inventories

Inventories, including spare parts and lenses, are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on-hand and on-order inventory with our requirements based on the expected demand and resulting manufacturing forecast. In determining inventory allowances, we evaluate inventory in excess of our forecasted needs on both technological and economic criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual requirements were to be lower than estimated, additional inventory allowances for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2011, the allowance for inventory obsolescence amounted to EUR 193.5 million (2010: EUR 189.2 million).

ASML ANNUAL REPORT 2011	29

In 2011, additions to the allowance mainly relate to certain obsolete parts due to technological developments and design changes. This was offset by the utilization of the provision which mainly relates to sale and scrap of impaired inventories. In 2011, ASML made EUR 4.5 million profit on the sale of inventories that had been previously written down (2010: EUR 68.7 million).

Accounts receivable

A majority of our accounts receivable are derived from sales to a limited number of large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, management takes into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as letters of credit, down payments and retention of ownership provisions in contracts, before shipping systems to certain customers, which are intended to recover the systems in the event a customer defaults on payment. We have not incurred any material accounts receivable credit losses during the past three years. Our three largest customers (based on net sales) accounted for 40.7 percent of accounts receivable at December 31, 2011, compared with 42.4 percent at December 31, 2010. A business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect our business, financial condition and results of operations.

Provisions

Provisions for lease contract termination costs are recognized when costs will continue to be incurred under a contract for its remaining term without economic benefit to the Company, and the Company ceases using the rights conveyed by the contract. The provisions are measured at fair value which is determined based on the remaining lease payments reduced by the estimated sublease payment that could be reasonably obtained.

As of December 31, 2011, the provision for lease contract termination costs amounted to EUR 12.3 million (2010: EUR 14.1 million) and relates to an operating lease contract for a building for which no economic benefits are expected.

Contingencies and litigation

We are party to various legal proceedings generally incidental to our business, as disclosed in Note 18 to our consolidated financial statements. In connection with these proceedings and claims, management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. In 2011, no estimated losses were recorded as a charge to the Company’s consolidated statements of operations (2010: EUR 1.5 million loss and 2009: no estimated losses were recorded). Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in expensive and protracted litigation, the outcome of which is uncertain.

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

ASML ANNUAL REPORT 2011	30

interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bond with AAA ratings, and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of the Company’s ordinary shares on Euronext in Amsterdam (“Euronext Amsterdam”) on the grant date.

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

Income taxes

We operate in various tax jurisdictions in Europe, Asia, and the United States and must comply with the tax laws and regulations of each of these jurisdictions.

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

We continuously assess our ability to realize our deferred tax assets resulting, among others, from net operating loss carry-forwards. The total amount of tax effect of the loss carry-forward as of December 31, 2011 was EUR 7.7 million (2010: EUR 27.8 million), which resides with ASML US, Inc. and US-based subsidiaries of ASML US Inc. We believe that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable income from operations and possible tax planning alternatives available to us.

Consistent with the provisions of ASC 740, as of December 31, 2011, ASML has a liability for unrecognized tax benefits of EUR 155.4 million (2010: EUR 162.1 million). In 2011, the total liability for unrecognized tax benefits is classified as non-current deferred and other tax liabilities since payment of cash is not expected within one year. If reversed, this liability would have a favorable effect on the Company’s effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the (provision for) benefit from income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheets of December 31, 2011 amounted to EUR 24.5 million (2010: EUR 33.8 million). Accrued interest and penalties recorded in the consolidated statements of operations of 2011 amounted to a tax benefit of EUR 9.3 million (2010: tax charge of EUR 5.3 million; 2009: tax charge of EUR 4.9 million) and are included in the (provision for) benefit from income taxes.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Balance, January 1	162,066	133,270
Gross increases – tax positions in prior period	11,121	8,574
Gross decreases – tax positions in prior period	(24,566)	(1,075)
Gross increases – tax positions in current period	21,258	24,690
Settlements	(10,403)	(3,393)
Lapse of statute of limitations	(4,044)	-

Total liability for unrecognized tax benefits	155,432	162,066
Less: current portion of liability for unrecognized tax benefits	-	18,158
Non-current portion of liability for unrecognized tax benefits	155,432	143,908

ASML ANNUAL REPORT 2011	31

For the year 2011 the gross decreases in tax positions in prior period mainly relates to the release of tax positions as a result of concluded tax audits.

The Company estimates that the total liability for unrecognized tax benefits will decrease by EUR 10.1 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements and the expiration of statutes of limitations.

The Company is subject to tax audits in its major tax jurisdictions for years from and including 2007 onwards in the Netherlands, for years from and including 2004 onwards in Hong Kong, and for years from and including 2001 onwards in the United States. In the course of such audits, local tax authorities may challenge the positions taken by the Company. For the years 2004 through 2010, the exemption from tax of taxable profits is subject to tax audits in certain tax jurisdictions.

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

Set out below our consolidated statements of operations data for the three years ended December 31, 2011:

Year ended December 31	2011	[1]	2010	2009
(in millions)	EUR		EUR	EUR

Total net sales	5,651.0		4,507.9	1,596.1
Cost of sales	3,201.6		2,552.7	1,137.7
Gross profit on sales	2,449.4		1,955.2	458.4
Research and development costs	590.3		523.4	466.8
Selling, general and administrative costs	217.9		181.1	154.7
Income (loss) from operations	1,641.2		1,250.7	(163.1)
Interest income (expense), net	7.4		(8.2)	(8.4)
Income (loss) before income taxes	1,648.6		1,242.5	(171.5)
(Provision for) benefit from income taxes	(181.6)		(220.7)	20.6
Net income (loss)	1,467.0		1,021.8	(150.9)

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.

Set out below are our consolidated statements of operations data for the three years ended December 31, 2011, expressed as a percentage of our total net sales:

Year ended December 31 (as a percentage of net sales)	2011	[1]	2010	2009

Total net sales	100.0		100.0	100.0
Cost of sales	56.7		56.6	71.3
Gross profit on sales	43.3		43.4	28.7
Research and development costs	10.4		11.6	29.2
Selling, general and administrative costs	3.9		4.1	9.7
Income (loss) from operations	29.0		27.7	(10.2)
Interest income (expense), net	0.2		(0.1)	(0.5)
Income (loss) before income taxes	29.2		27.6	(10.7)
(Provision for) benefit from income taxes	(3.2)		(4.9)	1.2
Net income (loss)	26.0		22.7	(9.5)

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.

ASML ANNUAL REPORT 2011	32

Results of operations 2011 compared with 2010

Net sales and gross profit

The following table shows a summary of net sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2011 and 2010.

	First half year	2011 Second half year	[1]	Full year	First half year	2010 Second half year	Full year

Net sales (EUR million)	2,981.6	2,669.4		5,651.0	1,810.5	2,697.4	4,507.9
Net system sales (EUR million)	2,618.0	2,265.9		4,883.9	1,554.6	2,340.1	3,894.7
Net service and field option sales (EUR million)	363.6	403.5		767.1	255.9	357.3	613.2
Total sales of systems (in units)	126	96		222	77	120	197
Total sales of new systems (in units)	114	81		195	58	96	154
Total sales of used systems (in units)	12	15		27	19	24	43
Gross profit as a percentage of net sales	44.9	41.6		43.3	41.9	44.4	43.4
ASP of system sales (EUR million)	20.8	23.6		22.0	20.2	19.5	19.8
ASP of new system sales (EUR million)	22.6	27.2		24.5	25.7	23.1	24.1
ASP of used system sales (EUR million)	3.5	4.0		3.8	3.4	5.2	4.4

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively, and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.

Net sales increased by EUR 1,143.1 million, or 25.4 percent to EUR 5,651.0 million in 2011 from EUR 4,507.9 million in 2010. The increase in net sales mainly resulted from an increase in net system sales of EUR 989.2 million, or 25.4 percent to EUR 4,883.9 million in 2011 from EUR 3,894.7 million in 2010. Net service and field option sales increased to EUR 767.1 million in 2011 from EUR 613.2 million in 2010. The number of total systems sold increased by 12.7 percent to 222 systems in 2011 from 197 systems in 2010. The increase in total net sales was caused by increased demand for lithography imaging systems required for all of the various chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments in new technology and capacity to meet demand. Sales were derived from all three major markets in which our customers operate, with the Logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder.

The ASP of our systems increased by 11.1 percent to EUR 22.0 million in 2011 from EUR 19.8 million in 2010 (2009: EUR 16.8 million) resulting from a decrease in the number of used systems sold with relatively lower ASPs. The ASP of our new systems increased by 1.7 percent to EUR 24.5 million in 2011 from EUR 24.1 million in 2010 (2009: EUR 21.1 million), which was mainly driven by three NXE:3100 systems recognized with an ASP of EUR 39.8 million, partly offset by a change in product mix.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2011 decreased to 27 from 43 in 2010. The ASP of our used systems decreased by 13.6 percent to EUR 3.8 million in 2011 from EUR 4.4 million in 2010, which was the result of a shift in the mix of used systems sold toward more low-end system types.

Through 2011, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2011, recognized sales to our largest customer accounted for EUR 1,311.7 million, or 23.2 percent of our net sales. In 2010, recognized sales to our largest customer accounted for EUR 1,270.8 million, or 28.2 percent of our net sales.

Gross profit increased to EUR 2,449.4 million or 43.3 percent of net sales in 2011 from EUR 1,955.2 million or 43.4 percent of net sales in 2010 (2009: EUR 458.4 gross profit or 28.7 percent of net sales). The higher absolute amount of gross profit reflects increased demand for lithography imaging systems across all chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments both in new technology and in capacity to meet demand. The 2011 gross profit as a percentage of net sales almost equals the 2010 percentage, which can be explained by the following: In 2011, net sales and cost of sales included three NXE:3100 systems which represent net sales of around EUR 120.0 million with zero gross profit at the time these were recognized as revenue. Our gross profit is negatively impacted by increased cost of sales incurred on all six NXE:3100 systems shipped to our customers as a result of significant costs due to the introduction of the EUV program. These effects had a negative impact on the 2011 gross profit as a percentage of net sales of 1.5 percent. In addition, manufacturing costs increased in 2011 compared to 2010 (mainly EUV related expenditures).

ASML ANNUAL REPORT 2011	33

We started 2011 with a systems backlog excluding EUV of 157 systems. In 2011, we booked orders for 137 systems, received order cancellations or push-outs beyond 12 months for 4 systems and recognized sales for 219 systems. This resulted in a systems backlog of 71 as of December 31, 2011.

As of December 31, 2011, our systems backlog excluding EUV was valued at EUR 1,732.5 million and included 71 systems with an ASP of EUR 24.4 million. As of December 31, 2010, the systems backlog was valued at EUR 3,855.7 million and included 157 systems with an ASP of EUR 24.6 million.

Research and development costs

R&D costs (net of credits) increased by EUR 66.8 million, or 12.8 percent to EUR 590.3 million in 2011, or 10.4 percent of net sales, from EUR 523.4 million in 2010, or 11.6 percent of net sales. This increase reflects our acceleration of strategic investment in the development and enhancement of the next-generation TWINSCAN systems based on immersion, EUV and holistic lithography solutions to extend these systems.

Selling, general and administrative costs

SG&A costs increased by EUR 36.9 million, or 20.4 percent, as a result of both a higher sales level and increased costs to implement and support IT solutions and for improvement programs (relating mainly to employee development costs).

Interest income (expense), net

Net interest income in 2011 was EUR 7.4 million compared with a net interest expense in 2010 of EUR 8.2 million. Interest income relates to interest earned on our cash and cash equivalents and was in 2011 only partly offset by net interest expense on our outstanding debt, mainly due to a significantly higher cash balance.

Income taxes

The effective tax rate was 11.0 percent of income before income taxes in 2011, compared with 17.8 percent of income before income taxes in 2010. This decrease is mainly caused by the fact that ASML reached agreement with the Dutch fiscal authorities regarding the application of the “Innovation Box” in December 2010, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. For 2010, the beneficial impact of the Innovation Box was partially offset with the cumulative negative Innovation Box effects (previously called “Royalty Box”) incurred in The Netherlands during the period 2007-2009. In 2011, the Innovation Box effect is no longer offset by these prior year effects.

ASML ANNUAL REPORT 2011	34

Results of operations 2010 compared with 2009

Net sales and gross profit

The following table shows a summary of net sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2009 and 2010.

	First half year	2010 Second half year	Full year	First half year	2009 Second half year	Full year

Net sales (EUR million)	1,810.5	2,697.4	4,507.9	460.2	1,135.9	1,596.1
Net system sales (EUR million)	1,554.6	2,340.1	3,894.7	284.4	890.5	1,174.9
Net service and field option sales (EUR million)	255.9	357.3	613.2	175.8	245.4	421.2
Total sales of systems (in units)	77	120	197	21	49	70
Total sales of new systems (in units)	58	96	154	11	36	47
Total sales of used systems (in units)	19	24	43	10	13	23
Gross profit as a percentage of net sales	41.9	44.4	43.4	10.2	36.2	28.7
ASP of system sales (EUR million)	20.2	19.5	19.8	13.5	18.2	16.8
ASP of new system sales (EUR million)	25.7	23.1	24.1	20.1	21.5	21.1
ASP of used system sales (EUR million)	3.4	5.2	4.4	6.3	9.1	7.9

Net sales increased by EUR 2,911.8 million, or 182.4 percent to EUR 4,507.9 million in 2010 from EUR 1,596.1 million in 2009. The increase in net sales mainly resulted from an increase in net system sales of EUR 2,719.8 million, or 231.5 percent to EUR 3,894.7 million in 2010 from EUR 1,174.9 million in 2009. Net service and field option sales increased to EUR 613.2 million in 2010 from EUR 421.2 million in 2009. The number of total systems sold increased by 181.4 percent to 197 systems in 2010 from 70 systems in 2009. This increase was caused by the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010, as customers invested in KrF systems for basic capacity growth and new leading-edge immersion technology in order to enable new technology ramp-ups. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the financial and economic crisis.

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

Through 2010, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2010, recognized sales to our largest customer accounted for EUR 1,270.8 million, or 28.2 percent of our net sales. In 2009, recognized sales to our largest customer accounted for EUR 348.8 million, or 21.9 percent of our net sales.

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

ASML ANNUAL REPORT 2011	35

We started 2010 with a systems backlog of 69 systems. In 2010, we booked orders for 285 systems, received order cancellations or push-outs beyond 12 months for 0 systems and recognized sales for 197 systems. This resulted in a systems backlog of 157 as of December 31, 2010. The total value of our systems backlog as of December 31, 2010 amounted to EUR 3,855.7 million with an ASP of EUR 24.6 million, compared with a systems backlog of EUR 2,113.7 million with an ASP of EUR 30.6 million as of December 31, 2009.

The significant increase in our systems backlog reflects our customers’ NAND Flash memory investments for the high volume ramp-up of new technologies and Foundry/Logic commitments for new strategic fabrication projects, offset by weakening DRAM lithography demand (albeit at a rate less than originally anticipated). The increase will support both technology shrink as well as an increase in manufacturing capacity. The systems backlog as of December 31, 2010, includes a broad mix of systems for all chip layers.

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

New U.S. GAAP Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011 -04, “Fair Value Measurement (Topic 820).” The amendments in this ASU generally represent clarifications of Topic

ASML ANNUAL REPORT 2011	36

820 but also results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. The ASU is effective for annual periods beginning after December 15, 2011. The Company anticipates that the adoption of ASU 2011-04 will not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220).” Under the ASU, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income (“OCI”) along with a total for OCI and a total amount for comprehensive income. The option under current guidance which permits the presentation of components of OCI as part of the statement of changes in stockholders’ equity has been eliminated. In December 2011, the FASB issued ASU 2011-12 which indefinitely defers certain provisions of ASU 2011-05, the main deferred provision relating to a requirement for entities to present reclassification adjustments out of accumulated OCI by component in both the statements in which net income is presented and the statement in which OCI in any period is presented. The ASU is effective for annual periods beginning after December 15, 2011. Early adoption is permitted. The Company is currently assessing what impact ASU 2011-05 may have on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350).” The amendments in this ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual periods beginning after September 15, 2011. Early adoption is permitted. The ASU 2011-08 will not have any effect on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-09, “Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80).” The amendments in this ASU require additional disclosures about an employer’s participation in a multiemployer plan. The ASU is effective for annual periods ending after December 15, 2011. We adopted the ASU in 2011 and refer to note 16 for more information. The adoption of ASU 2011-09 only resulted in limited additional disclosures and did not have any impact on our consolidated financial statements.

B. Liquidity and Capital Resources

ASML generated cash from operating activities of EUR 2,070.4 million, EUR 940.0 million and EUR 99.2 million in 2011, 2010 and 2009, respectively. Cash provided by operating activities in 2011 mainly relates to increased sales levels as a result of increased demand for lithography imaging systems required for all of the various chip layers. The primary drivers of cash provided by operating activities in 2011 were net income of EUR 1,467.0 million, an increase in accrued and other liabilities (EUR 589.2 million) mainly as a result of EUV down payments, partly offset by a net increase in working capital. This net increase in working capital mainly relates to a decrease in accounts payable (EUR 126.2 million).

ASML used EUR 300.9 million for investing activities in 2011 and EUR 124.9 million in 2010 (2009: EUR 98.1 million). The 2011 investing activities are mainly related to machinery and equipment, EUV and NXT production facilities in Veldhoven, the Netherlands, information technology and leasehold improvements to our facilities. The majority of the 2010 expenditures were mainly related to machinery and equipment and the start of the second part of the EUV and NXT production facilities in Veldhoven, the Netherlands. The majority of the 2009 expenditures were attributable to the finalization of the first part of the construction of the new production facilities in Veldhoven, the Netherlands.

Net cash used in financing activities was EUR 991.6 million in 2011 compared with net cash provided by financing activities of EUR 92.7 million in 2010 (2009: used EUR 74.9 million). In 2011 net cash used in financing activities includes the cash outflow of EUR 700.5 million for our share buy back program, our annual dividend payment of EUR 172.6 million and a repayment of deposits from customers of EUR 150.0 million, partly offset by the net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options of EUR 34.1 million. In 2010 net cash provided by financing activities included EUR 150.0 million cash inflow from deposits from customers and EUR 31.0 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options, partly offset by EUR 87.0 million cash outflow for our dividend payment. In 2009 net cash used in financing activities included EUR 86.5 million as a result of the dividend payment and EUR 11.1 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options.

ASML’s principal sources of liquidity consist of cash flows from operations, EUR 2,731.8 million of cash and cash equivalents as of December 31, 2011 and EUR 500.0 million of available credit facilities as of December 31, 2011. In addition, the Company may from time to time raise additional capital in debt and equity markets. ASML’s goal is to remain an investment grade rated company and maintain a capital structure that supports this.

ASML ANNUAL REPORT 2011	37

ASML invests its cash and cash equivalents mainly in euro-denominated short-term deposits with high-rated financial institutions and the Dutch government and partly in euro-denominated AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments.

The Company’s available credit facility consists of a EUR 500.0 million committed revolving credit facility from a group of banks that will mature in 2015. The credit facility contains a restrictive covenant that requires the Company to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. In 2011, the Company was in compliance with the covenant and currently does not expect any difficulty in continuing to meet its covenant requirement. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2011 and 2010.

The undrawn EUR 200.0 million loan facility (between the Company and the European Investment Bank) matured in 2011, as the availability period to draw the facility ended on March 31, 2011.

We have repayment obligations in 2017, amounting to EUR 600.0 million, on our 5.75 percent senior notes due 2017 (the “Eurobond”). The coupons on the Eurobond have been swapped to a floating rate thereby creating a partial fair value hedge of the floating rate cash flows which we receive from our investments of our cash and cash equivalents.

We expect that our capital expenditures (purchases of property, plant and equipment) in 2012 will be approximately EUR 233.5 million (2011: EUR 300.9 million). Capital expenditures in 2012 will mainly consist of investments in the finalization of capacity expansion of EUV production facilities as a result of customer commitments.

Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances and our borrowing capability are sufficient to satisfy our requirements throughout every phase of the industry cycles, including our 2012 capital expenditures. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buy backs or repayment of capital.

See Notes 3, 4, 14 and 15 to our consolidated financial statements for discussion of our counterparty risk management, our cash and cash equivalents, our long-term debt and credit lines and Notes 26 and 27 for information on dividend and share buy backs.

C. Research and Development, Patents and Licenses, etc

Research and Development

See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results, Operating and Financial Review and Prospects”.

Intellectual Property Matters

See Item 3.D. “Risk Factors, Failure to Adequately Protect the Intellectual Property Rights Upon Which We depend Could Harm Our Business” and “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property”.

ASML ANNUAL REPORT 2011	38

D. Trend Information

The year 2011 was characterized by increased demand for lithography imaging systems required for all of the various chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments in new technology and capacity to meet demand. Sales were derived from all three major markets in which our customers operate, with the Logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder. Also in 2011, we shipped five second-generation (NXE:3100) EUV systems, in addition to one shipped in 2010.

The following table sets forth our systems backlog, excluding EUV, as of December 31, 2011 and 2010.

Year ended December 31	2011	[1]	2010

New systems backlog excluding EUV (in units)	61		135
Used systems backlog excluding EUV (in units)	10		22
Total systems backlog excluding EUV (in units)	71		157
Value of new systems backlog excluding EUV (EUR million)	1,702.7		3,744.3
Value of used systems backlog excluding EUV (EUR million)	29.8		111.4
Total value of systems backlog excluding EUV (EUR million)	1,732.5		3,855.7
ASP of new systems backlog excluding EUV (EUR million)	27.9		27.7
ASP of used systems backlog excluding EUV (EUR million)	3.0		5.1
ASP of total systems backlog excluding EUV (EUR million)	24.4		24.6

1	As of January 1, 2011, ASML values its net bookings and systems backlog at system sales value including factory options. The comparative figures have not been adjusted because the impact on the comparative figures is insignificant (approximately EUR 20 million negative impact on backlog value per December 31, 2010). Before 2011, ASML valued net bookings and systems backlog at full order value (i.e. including options and services).

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

ASML expects first quarter 2012 net sales of approximately EUR 1.2 billion, and gross margin of about 43.0 percent. R&D expenditures for the first quarter of 2012 are expected to be approximately EUR 145.0 million and SG&A costs are expected to be approximately EUR 54.0 million.

We now see a growing demand for third generation (NXE:3300) EUV system deliveries and for which we had received 11 orders as of December 31, 2011.

The trends discussed in this Item 5.D. “Trend information” are subject to risks and uncertainties. See “Part I – Special Note Regarding Forward Looking Statements”.

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

ASML ANNUAL REPORT 2011	39

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2011 can be summarized as follows:

Payments due by period	Total	Less than 1 year	1 -3 years	3-5 years	After 5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Long-Term Debt Obligations, including interest expenses[1]	859,575	38,779	77,224	77,141	666,431
Operating Lease Obligations	102,051	32,858	38,714	20,064	10,415
Purchase Obligations	1,884,452	1,674,077	199,040	8,131	3,204
Unrecognized Tax Benefits	64,990	10,141	6,636	17,051	31,162

Total Contractual Obligations	2,911,068	1,755,855	321,614	122,387	711,212

1	See Note 14 to our consolidated financial statements for the amounts excluding interest expense.

Long-term debt obligations mainly relate to interest payments and principal amount of our 5.75 percent notes due in 2017. See Note 14 to our consolidated financial statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 40.6 million, EUR 37.9 million and EUR 37.1 million as of December 31, 2011, 2010 and 2009, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2011, can be summarized as follows:

Purchase options due by period	Total	Less than 1 year	1 -3 years	3-5 years	After 5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Purchase options	22,982	-	8,999	13,983	-

Purchase obligations include purchase commitments with vendors in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. However, the general terms and conditions of the agreements relating to the major part of the Company’s purchase commitments as of December 31, 2011 contain clauses that enable ASML to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that ASML has agreed with its supply chain partners give ASML additional flexibility to adapt its purchase obligations to its requirements in light of the cyclicality of the semiconductor equipment industry. The Company establishes a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

Unrecognized tax benefits relate to a liability for uncertain tax positions for a total amount of EUR 65.0 million. Additionally, we have recorded uncertain tax positions for an amount of EUR 90.4 million for which the timing of cash outflows is uncertain because in certain tax jurisdictions ASML’s position has been contested by the tax authorities. The duration of the associated litigation procedures cannot be assessed. See Note 19 to our consolidated financial statements.

G. Safe Harbor

See Part I “Special Note Regarding Forward-Looking Statements”.

ASML ANNUAL REPORT 2011	40

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Year of Birth	Term Expires

Arthur P.M. van der Poel[1,2,3]	Chairman of the Supervisory Board	1948	2012
Jos W.B. Westerburgen[2,4]	Member of the Supervisory Board	1942	2013
Fritz W. Fröhlich[1]	Vice Chairman and Member of the Supervisory Board	1942	2012
Hendrika (Ieke) C.J. van den Burg[4]	Member of the Supervisory Board	1952	2013
OB Bilous[2,3]	Member of the Supervisory Board	1938	2012
William T. Siegle[3]	Member of the Supervisory Board	1939	2013
Pauline F.M. van der Meer Mohr[4]	Member of the Supervisory Board	1960	2013
Wolfgang H. Ziebart [1,3]	Member of the Supervisory Board	1950	2013
Eric Meurice	President, Chief Executive Officer and Chairman of the Board of Management	1956	2014 [5]
Peter T.F.M. Wennink	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1957	N/A 6
Martin A. van den Brink	Executive Vice President, Chief Product and Technology Officer and Member of the Board of Management	1957	N/A 6
Frits J. van Hout	Executive Vice President, Chief Marketing Officer and Member of the Board of Management	1960	2013
Frédéric J.M. Schneider-Maunoury	Executive Vice President, Chief Operating Officer and Member of the Board of Management	1961	2014

1	Member of the Audit Committee.
2	Member of the Selection and Nomination Committee.
3	Member of the Technology and Strategy Committee.
4	Member of the Remuneration Committee.
5	As announced on July 13, 2011, ASML’s Supervisory Board, subject to notification to the 2012 Annual General Meeting of Shareholders, decided to extend Eric Meurice’s appointment term as President and Chief Executive Officer of the Company for a mutually agreed period of two more consecutive years, until March 2014, with the option to further extend the appointment term by another two years if both parties so wish.
6	There are no specified terms for members of the Board of Management appointed prior to March 2004.

Messrs. Siegle and Westerburgen retired by rotation in 2011 and were reappointed for a maximum period of two years. No new supervisory board members were appointed in 2011.

There are no family relationships among the members of our Supervisory Board and Board of Management.

Since 2005, the Works Council of ASML Netherlands B.V. has an enhanced right to make recommendations which recommendation may be rejected by the Supervisory Board in limited circumstances for nomination of one-third of the members of the Supervisory Board. See Item 6.C. “Board Practices, Supervisory Board”. At the 2005 General Meeting of Shareholders, Ms. Van den Burg was appointed pursuant to this recommendation right, and at the 2009 General Meeting of Shareholders she was reappointed in accordance with this recommendation right. At the 2009 General Meeting of Shareholders, Ms. Van der Meer Mohr was appointed pursuant to this recommendation right.

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

ASML ANNUAL REPORT 2011	41

Fritz W. Fröhlich

Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Board of Randstad Holding N.V. Mr. Fröhlich also serves as a member of the Supervisory Boards of Allianz Nederland N.V. and Rexel S.A. and as a member of the Board of Directors of Prysmian Group.

Hendrika (leke) C.J. van den Burg

Ms. Van den Burg was appointed to our Supervisory Board in March 2005. Ms. Van den Burg was a member of the European Parliament from 1999 until 2009. Currently she is a member of the Supervisory Board of APG Group N.V. , serves as a member of the Dutch Monitoring Committee Corporate Governance, is chairperson of the Stichting Toetsing Verzekeraars (Monitoring Foundation Dutch Insurance Companies) and is a member of the Advisory Boards of College Bescherming Persoonsgegevens (Dutch Data Protection Authority) and Nationaal Register Commissarissen en Toezichthouders (Dutch National Register Supervisory Directors). Ms. Van den Burg also serves as a member of the Advisory Scientific Committee European Systemic Risk Board (ECB Frankfurt) and as a member of the Advisory Council International Affairs Commission Human Rights (Dutch Ministry Foreign Affairs).

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

Pauline F.M. van der Meer Mohr

Ms. Van der Meer Mohr was appointed to our Supervisory Board in March 2009. As of January 1, 2010, Ms. Van der Meer Mohr serves as President of the Executive Board of the Erasmus University Rotterdam. Prior thereto she was managing partner of the Amstelbridge Group, Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT, and held several senior executive roles at the Royal/Dutch Shell Group of Companies in various areas. Ms. Van der Meer Mohr is a member of the Supervisory Boards of Royal DSM N.V., Duisenberg School of Finance and Netherlands School for Public Governance.

Wolfgang H. Ziebart

Mr. Ziebart was appointed to our Supervisory Board in March 2009. Until May 2008, he was President and Chief Executive Officer of Infineon Technologies AG. Before Infineon, Mr. Ziebart was on the boards of management of car components manufacturer Continental AG and automobile producer BMW AG. Mr. Ziebart is a member of the Board of Autoliv, Inc. and a member of the Supervisory Board of Nordex AG.

Eric Meurice

Mr. Meurice joined ASML on October 1, 2004 as President, Chief Executive Officer and Chairman of the Board of Management. Prior to joining ASML, and since March 2001, he was Executive Vice President of Thomson Television Worldwide. Between 1995 and 2001, Mr. Meurice served as Vice President for Dell Computer, where he ran the Western, Eastern Europe and Dell’s Emerging Markets business within EMEA. Before 1995, he gained extensive technology experience in the semiconductor industry at ITT Semiconductors Group and Intel Corporation, in the microcontroller group. Mr. Meurice was a member of the Board of Directors of Verigy, Inc. until the acquisition of Verigy, Inc. by Advantest Corporation on July 4, 2011.

ASML ANNUAL REPORT 2011	42

Peter T.F.M. Wennink

Mr. Wennink joined ASML on January 1, 1999 and was appointed as Executive Vice President, Chief Financial Officer of ASML and member of our Board of Management on July 1, 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Dutch Institute of Registered Accountants. Mr. Wennink is currently a member of the Supervisory Board of Bank Insinger de Beaufort N.V. and PSV N.V.

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

Frédéric J.M. Schneider-Maunoury

Mr. Schneider-Maunoury joined ASML on December 1, 2009 as Executive Vice President and Chief Operating Officer and was appointed to ASML’s Board of Management on March 24, 2010. Before joining ASML, Mr. Schneider-Maunoury served as Vice President Thermal Products Manufacturing of the power generation and rail transport equipment group Alstom. Previously, he ran the worldwide Hydro Business of Alstom as general manager. Before joining Alstom in 1996, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry.

B. Compensation

For details on Board of Management and Supervisory Board remuneration as well as benefits upon termination, see Note 21 to our consolidated financial statements.

ASML has not established in the past and does not intend to establish in the future any stock (option) or purchase plans or other equity compensation arrangements for members of our Supervisory Board.

Bonus and Profit-sharing plans

For details of employee bonus and profit-sharing plans, see Note 17 to our consolidated financial statements.

Pension plans

For details of employee pension plans, see Note 17 to our consolidated financial statements.

C. Board Practices

General

We endorse the importance of good corporate governance, in which independent supervision, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management, the Supervisory Board, our employees and our shareholders.

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

•	apply high-quality standards for disclosure, accounting and auditing; and
•	apply stringent rules with regard to insider securities trading.

ASML ANNUAL REPORT 2011	43

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

Board of Management

The Board of Management consists of at least two members or such larger number of members as determined by the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board must notify the General Meeting of Shareholders of the intended appointment of a member of the Board of Management. As a result of our compliance with the Dutch Corporate Governance Code, members of the Board of Management that are initially appointed in 2004 or later shall be appointed for a maximum period of four years, but may be re-appointed. Members of the Board of Management serve until the end of the term of their appointment, voluntary retirement, or suspension or dismissal by the Supervisory Board. In the case of dismissal, the Supervisory Board must first inform the General Meeting of Shareholders of the intended removal.

The Supervisory Board determines the remuneration of the individual members of the Board of Management, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the Supervisory Board. ASML’s remuneration policy is posted on its website.

For details of the terms of office of the current members of the Board of Management, see Item 6.A “Directors and Senior Management.” For details of the benefits provided to members of Board of Management upon termination, see Note 21 to our consolidated financial statements.

Supervisory Board

The Supervisory Board consists of at least three members or such larger number as determined by the Supervisory Board. The Supervisory Board prepares a profile in relation to its size and composition; ASML’s Supervisory Board profile is posted on ASML’s website.

Members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has an enhanced right to make recommendations for nomination of at least one-third of the members of the Supervisory Board, which recommendation may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as a Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is non- appealable.

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

ASML ANNUAL REPORT 2011	44

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

For details of the terms of office of the current members of the Supervisory Board, see Item 6.A “Directors and Senior Management.” For details of the benefits provided to members of Supervisory Board upon termination, see Note 21 to our consolidated financial statements.

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

ASML will report on its compliance with the amended Code in its statutory annual report for the year ended December 31, 2011.

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

ASML ANNUAL REPORT 2011	45

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

The Audit Committee assists the Supervisory Board in:

•	overseeing the integrity of our financial statements and related financial and non-financial disclosures;
•	overseeing the qualifications, independence and performance of the external auditor; and
•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls over financial reporting.

In 2011, the Audit Committee held four scheduled meetings in person and four conference calls.

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

In 2011, the Remuneration Committee held four scheduled meetings, two conference calls and several ad-hoc meetings.

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

In 2011, the Selection and Nomination Committee held five scheduled meetings and several ad hoc meetings.

ASML ANNUAL REPORT 2011	46

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

In 2011, the Technology and Strategy Committee held five meetings in person and one conference call.

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

During 2011, the Disclosure Committee reviewed the quarterly-earnings announcements, statutory interim report, the annual reports including the audited consolidated financial statements and other public announcements containing financial information. They also advised the Chief Executive Officer and Chief Financial Officer on the assessment of ASML’s disclosure controls and procedures and on the assessment of ASML’s internal controls over financial reporting.

D. Employees

The following table presents the total numbers of payroll employees and temporary employees as of December 31, 2011, 2010 and 2009 (in FTEs), employed by ASML, primarily in manufacturing, product development and customer support activities:

As of December 31	2011	2010	2009

Payroll Employees	7,955	7,184	6,548
Temporary Employees	1,935	2,061	1,137

Employees (in FTEs)	9,890	9,245	7,685

During 2011, the average number of payroll employees in FTEs employed was 7,627, and the average number temporary of employees in FTE’s employed was 2,084.

For a more detailed description of payroll employee information, including a breakdown of our employees in FTEs by sector, see Notes 17 and 22 to our consolidated financial statements. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

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

ASML ANNUAL REPORT 2011	47

of the Works Council before taking certain decisions with respect to the company, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the Board of Management. In case the Works Council renders a contrary advice on a particular decision and the Board of Management nonetheless wishes to proceed, the Board of Management must temporarily suspend any further action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, may only be taken with the Works Council’s approval. Failing approval of the Works Council, the decision first has to be submitted to the Enterprise Chamber for mediation. If no resolution has been reached, the decision can only be taken by with the approval of the Dutch District Court.

E. Share Ownership

Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7 “Major Shareholders and Related Party Transactions” and Note 21 to our consolidated financial statements. Information with respect to the grant of shares and stock options to employees is included in Note 17 to our consolidated financial statements.

ASML ANNUAL REPORT 2011	48

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares exceeds 5.0 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2011. The information set out below is solely based on public filings with the SEC and AFM (Autoriteit Financiële Markten; the Netherlands Authority for the Financial Markets) as through February 9, 2012.

Identity of Person or Group	Shares Owned	Percent of Class[6]

Capital Research & Management Company [1]	44,579,832	10.78%
FMR LLC [2]	23,267,918	5.62%
Capital World Investors[3]	25,132,167	6.08%
Members of ASML’s Board of Management, as a group (5 persons)[4,5]	135,040	-

1	As reported to the Dutch Authority for the Financial Markets on August 2, 2011, Capital Research & Management Company has voting rights related to 44,579,832 shares of our ordinary shares, but does not have ownership rights related to those shares.
2	Based solely on the Schedule 13-G/A filed by FMR LLC with the Commission on June 10, 2011.
3	Based solely on the Schedule 13-G/A filed by Capital World Investors with the Commission on February 14, 2011.
4	Does not include unvested shares and shares underlying options granted to members of ASML’s Board of Management. For further information, please refer to Note 21 to our consolidated financial statements.
5	No shares are owned by members of the Supervisory Board.
6	As a percentage of the total number of shares outstanding (413,669,257) as of December 31, 2011.

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

As of December 31, 2011, 133,464,766 million ordinary shares were held by 408 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Obligations of Shareholders to Disclose Holdings under Dutch Law

Holders of our shares may be subject to reporting obligations under the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, the “Act”).

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

ASML ANNUAL REPORT 2011	49

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

Subsidiaries, as defined in the Act, do not have independent reporting obligations under the Act, as interests held by them are attributed to their (ultimate) parents. Any person may qualify as a parent for purposes of the Act, including an individual. A person who ceases to be a subsidiary and who disposes of an interest of 5.0 percent or more in ASML’s voting rights or capital must immediately notify the AFM. As of that moment, all notification obligations under the Act become applicable to the former subsidiary.

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

B. Related Party Transactions

Consistent with the Company’s corporate responsibilities to its surrounding community and together with several other companies in the region, ASML entered into a loan agreement with a local sports club PSV N.V.; pursuant to which ASML provided PSV N.V., as of August 1, 2011, a 14 year, interest free, subordinated loan of EUR 5.0 million. The chairman of the Supervisory Board of ASML, Mr. Arthur van der Poel is currently (until June 2012) member of the Supervisory Board of PSV N.V. Mr. Peter Wennink (Chief Financial Officer of ASML) was appointed as member of the Supervisory Board of PSV N.V. as of August 2011.

Except for the above, there have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options described under Notes 17 and 21 to our consolidated financial statements.

C. Interests of Experts & Counsel

Not applicable.

ASML ANNUAL REPORT 2011	50

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

See Item 18 “Financial Statements”.

Export Sales

See Note 20 to our consolidated financial statements included in Item 18 “Financial Statements”, which is incorporated herein by reference.

Legal Proceedings

See Item 4.B. “Business Overview, Intellectual Property” and Note 18 to our consolidated financial statements included in Item 18 “Financial Statements”.

Dividend Policy

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the Annual General Meeting of Shareholders with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect any particular year in the future.

For 2011, a proposal to declare a dividend of EUR 0.46 per ordinary share of EUR 0.09 nominal value will be submitted to the Annual General Meeting of Shareholders to be held on April  25, 2012.

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

New York shares are registered with J.P. Morgan Chase Bank, N.A. (the “ New York Transfer Agent”), 4 New York Plaza, New York, New York, pursuant to the terms of a transfer, registrar and dividend disbursing agreement (the “Transfer Agent Agreement”) between the Company and the New York Transfer Agent. Amsterdam Shares are held in dematerialized form through the facilities of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”), the Dutch centralized securities custody and administration system. The New York Transfer Agent charges shareholders a fee of USD 5.00 per 100 shares for the exchange of New York shares for Amsterdam shares and vice versa.

Dividends payable on New York shares are declared in euro and converted by the Company to dollars at the rate of exchange at the close of business on the date determined and announced by the Board of Management. The resulting amounts are distributed through the New York Transfer Agent and no charge is payable by holders of New York shares in connection with this conversion or distribution.

Pursuant to the terms of the Transfer Agent Agreement, the Company has agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made generally available by the Company to holders of ordinary shares and the New York Transfer Agent has waived its fees associated with routine services to the Company associated with the New York shares. In addition, the New York Transfer Agent has agreed to reimburse certain reasonable expenses incurred by the Company in connection with the issuance and transfer of New York shares. In the year ended December 31, 2011, the Transfer Agent reimbursed USD 900,000 of expenses incurred by ASML, which mainly comprised legal, audit and accounting fees incurred due to the existence of the New York shares.

ASML ANNUAL REPORT 2011	51

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on NASDAQ, as well as on Euronext Amsterdam.

	NASDAQ		Euronext
	USD		Amsterdam EUR
	High	Low	High	Low

Annual Information
2011	45.82	31.08	32.81	22.28
2010	38.45	24.73	29.26	19.68
2009	34.67	14.28	24.24	11.35
2008	30.47	12.66	20.97	10.68
2007	35.79	22.89	24.99	17.15

Quarterly Information
4th quarter 2011	43.55	33.50	32.50	25.56
3rd quarter 2011	38.64	31.08	27.40	22.28
2nd quarter 2011	44.43	34.98	31.43	24.43
1st quarter 2011	45.82	35.90	32.81	27.35

4th quarter 2010	38.45	29.48	29.26	21.07
3rd quarter 2010	33.02	24.73	25.15	19.68
2nd quarter 2010	35.99	27.14	26.83	21.96
1st quarter 2010	35.56	30.58	26.57	22.23

Monthly Information
February (through February 6) 2012	45.55	44.10	34.60	33.55
January 2012	43.83	40.91	33.67	31.81
December 2011	42.25	39.05	32.50	29.06
November 2011	42.98	36.21	30.90	27.36
October 2011	43.55	33.50	30.33	25.56
September 2011	37.12	33.45	27.40	23.28
August 2011	35.81	31.08	25.10	22.28

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ASML ANNUAL REPORT 2011	52

Item 10 Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by Item 10.B. is incorporated by reference in ASML’s Report on Form 6-K, filed with the Commission on January 25, 2012.

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

At our Annual General Meeting of Shareholders, held on April 20, 2011, the Board of Management was authorized for a period of 18 months, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital as of the date of authorization, plus an additional 5.0 percent of our issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At our Annual General Meeting of Shareholders to be held on April 25, 2012, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 25, 2013 up to an aggregate maximum of 10.0 percent of the Company’s issued share capital.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our Annual General Meeting of Shareholders held on April 20, 2011, the Board of Management was authorized for a period of 18 months, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of the Company’s issued share capital as of the date of authorization. At our Annual General Meeting of Shareholders to be held on April 25, 2012, our shareholders will be asked to grant this authority through October 25, 2013. At this Annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares or options separately. These authorizations will each be requested to be granted for a period of 18 months. As a consequence of the most recent changes in the Articles of Association of the Company, adopted at the Annual General Meeting of Shareholders held on April 20, 2011, the 10,000 ordinary shares with a nominal value of EUR 0.01 were canceled.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through October 20, 2012, up to a maximum of three times 10.0 percent of the Company’s issued share capital as of the date of authorization (April 20, 2011) at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our Annual General Meeting of Shareholders to be held on April 25, 2012, our shareholders will be asked to extend the authority to repurchase through October 25, 2013.

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

ASML ANNUAL REPORT 2011	53

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

ASML ANNUAL REPORT 2011	54

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

Gift tax and inheritance tax are levied on the beneficiary. For purposes of Dutch gift and inheritance tax, an individual of Dutch nationality is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during

ASML ANNUAL REPORT 2011	55

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

Passive Foreign Investment Company Considerations

ASML believes it was not a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes in 2011 and that it will not be a PFIC in 2012. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question. ASML has not conducted a detailed study at this time to confirm its non- PFIC status. If ASML were treated as a PFIC in any year during which a United States Holder owns common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

ASML ANNUAL REPORT 2011	56

Taxation of Dividends

United States Holders should generally include in gross income as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Dutch withholding taxes) ASML makes out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a United States Holder should be the U.S. dollar value of the foreign currency (e.g. euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s U.S. tax basis in the ordinary shares and thereafter as taxable capital gain. ASML presently does not maintain calculations of its earnings and profits under United States federal income tax principles. If ASML does not report to a United States Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, the Jobs and Growth Tax Reconciliation Act of 2003 and subsequently the Tax Increase and Prevention Act of 2006 reduce to 15.0 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2011, so long as the stock has been held for at least 60 days during the 121 day period beginning 60 days before the ex-dividend date. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-United States corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if: (i) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that has been identified as a qualifying treaty and contains an exchange of information program. Individual United States Holders should consult their tax advisors regarding the impact of this provision on their particular situations.

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

ASML ANNUAL REPORT 2011	57

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain reporting requirements of the US Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language which, with respect to our annual report on Form 20-F for the year ended December 31, 2011, should be furnished within 30 days [check timing requirements] of filing our annual report on Form 20-F. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

Documents we file with the Commission are publicly available at its public reference room at 100 F Street, N.E., Washington, DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. The address of this website is http:// www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary Information

See Item 4.C. “Organizational Structure”.

ASML ANNUAL REPORT 2011	58

Item 11 Quantitative and Qualitative Disclosures About Market Risk

ASML is exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on the Company’s financial performance. The Company uses derivative instruments to hedge certain risk exposures. None of the transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent means of measurement for our derivative instruments that are measured at fair value. To mitigate the risk that any of our counterparties in hedging transactions is unable to meets its obligations, ASML only enters into transactions with a limited number of major financial institutions that have high credit ratings and closely monitors the creditworthiness of its counterparties. Concentration risk is mitigated by limiting the exposure on a single counterparty. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone.

Foreign currency risk management

The Company’s sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollars and Japanese yen and to a limited extent in other currencies. Therefore, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. The Company hedges these exposures through the use of foreign exchange contracts. It is the Company’s policy not to hedge currency translation exposures resulting from net equity investments in foreign subsidiaries.

Details of the foreign exchange contracts and hedging activities are included in Note 3 to our consolidated financial statements.

Interest rate risk management

The Company has interest-bearing assets and liabilities that expose the Company to fluctuations in market interest rates. The Company uses interest rate swaps to align the interest-typical terms of interest-bearing assets with the interest-typical terms of interest-bearing liabilities. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of its hedging policy, the Company uses interest rate swaps to hedge changes in fair value of its Eurobond due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of its cash and cash equivalents.

Furthermore, as part of its hedging policy, the Company uses interest rate swaps to hedge the variability of future interest cash flows relating to certain of its operating lease obligations.

Details of the interest rate swaps and hedging activities are included in Note 3 of the consolidated financial statements.

Financial instruments

The Company uses forward foreign exchange contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

As of December 31 (in thousands)	2011 Notional Amount EUR	Fair Value EUR	2010 Notional Amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	389,579	(23,999)	(1,933)	(28,974)
Interest rate swaps[2]	641,500	109,991	641,500	90,256

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to the EUR 600.0 million Eurobond; the fair value of the interest rate swaps includes accrued interest.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the Net Present Value technique, which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

ASML ANNUAL REPORT 2011	59

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the Net Present Value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

Sensitivity analysis financial instruments

Foreign currency sensitivity

ASML is mainly exposed to fluctuations in exchange rates between the euro and the U.S. dollar and the euro and the Japanese yen. The following table details the Company’s sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income from operations before income taxes or equity, as shown.

(in thousands)	2011 Impact on income before income taxes EUR	Impact on equity EUR	2010 Impact on income before income taxes EUR	Impact on equity EUR

U.S. dollar	(2,317)	17,293	(6,048)	25,858
Japanese yen	(902)	(6,255)	(4,207)	(5,500)
Other currencies	(3,628)	-	(700)	-

Total	(6,847)	11,038	(10,955)	20,358

It is the Company’s policy to limit the effects of currency exchange rate fluctuations on its consolidated statements of operations. The negative effect on income from operations before income taxes as presented in the table above for 2011 and 2010 is mainly attributable to timing differences between the arising and hedging of exposures.

The decrease in the U.S. dollar and Japanese yen effect on income from operations before income taxes in 2011 compared with 2010 reflects the Company’s lower net U.S. dollar and Japanese yen exposures at year end.

The revaluation effects of the fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions are recognized in other comprehensive income within equity. The decreased U.S. dollar effect on other comprehensive income in 2011 compared with 2010 is the result of lower U.S. dollar exposures.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income from operations before income taxes.

ASML ANNUAL REPORT 2011	60

Interest rate sensitivity

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of 1.0 percentage point increase in interest rates on the Company’s income before income taxes and other comprehensive income. For 1.0 percentage point decrease in interest rates there would be an approximately equal but opposite effect on other comprehensive income and income before income taxes. A positive amount indicates an increase in income from operations before income taxes and other comprehensive income.

(in thousands)	2011 Impact on income before income taxes EUR	Impact on equity EUR	2010 Impact on income before income taxes EUR	Impact on equity EUR

	21,020	1,691	13,274	1,986

The positive effect on other comprehensive income, within equity, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges. The effect on income from operations before income taxes has increased, reflecting an increase in cash and cash equivalents in 2011 compared with 2010.

See Note 3 to our consolidated financial statements for more information on the Company’s financial risk management.

Item 12 Description of Securities Other Than Equity Securities

Not applicable.

ASML ANNUAL REPORT 2011	61

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, the management of ASML conducted an evaluation, under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML is accumulated and communicated to ASML’s management, including ASML’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, for ASML. Under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2011 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V., an independent registered public accounting firm, has audited the consolidated financial statements included in Item 18 “Financial Statements” and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16

A. Audit Committee Financial Expert

Our Supervisory Board has determined that effective March 18, 2004, Mr. Fritz Fröhlich, an independent member of the Supervisory Board, qualifies as the Audit Committee Financial Expert. See also Item 6A.

ASML ANNUAL REPORT 2011	62

B. Code of Ethics

In 2011, ASML adopted a new code of ethics and conduct (“Code of Conduct”). The new Code of Conduct focuses on the following five key areas:

1.    Show respect for people and planet;

2.    Operate with integrity;

3.    Preserve intellectual property and other assets;

4.    Manage exposure by following processes;

5.    Adhere to the ASML business principles and applicable laws, and speak up.

The five key areas of the Code of Conduct are translated into a new set of Business Principles, an internal set of practical rules and procedures that support the ASML employees in their the day-to-day activities and decision making process. The Code of Conduct is available on our website (www.asml.com).

Furthermore, in order to enhance adherence to and enforcement of the Code of Conduct and internal Business Principles, ASML adopted a new reporting procedure. The new reporting procedure provides for whistleblower protection when reporting fraud and other breaches of the Code of Conduct and Business Principles. The new reporting procedure is also posted on the Company’s website (www.asml.com).

C. Principal Accountant Fees and Services

Deloitte Accountants B.V. has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2011. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its member firms and/or affiliates in 2011 and 2010:

Year ended December 31 (in thousands)	2011 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR	2010 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR

Audit fees in relation to annual reports	1,022	-	1,022	860	-	860
Other audit fees	40	382	422	40	584	624
Audit-related fees	49	-	49	75	-	75
Tax fees	-	322	322	-	598	598

Principal accountant fees and services	1,111	704	1,815	975	1,182	2,157

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

Audit-related fees

Audit-related fees mainly related to various audit services not related to the Company’s consolidated financial statements.

Tax fees

Tax fees can be detailed as follows:

Year ended December 31 (in thousands)	2011 EUR	2010 EUR

Corporate Income Tax compliance services	73	350
Tax assistance for expatriate employees	179	163
Other tax advisory and compliance	70	85

Tax fees	322	598

The Audit Committee has approved the external audit plan and related audit fees for the year 2011. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V.

ASML ANNUAL REPORT 2011	63

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buy backs or repayment of capital, subject to our actual and anticipated level of cash generated from operations, the cash requirements for investment in our business, our current share price and other market conditions and relevant factors.

On April 20, 2011, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10.0 percent of our issued share capital as of the date of authorization through October 20, 2012.

On January 19, 2011, ASML announced its intention to repurchase up to EUR 1.0 billion of its own shares within the next two years. On January 18, 2012, the Company announced to increase the size of the program to a maximum amount of EUR 1,130 million. During 2011 the Company repurchased 25,674,576 million shares for a total amount of EUR 700.0 million; of the shares repurchased 13,185,305 were cancelled in 2011. The Company intends to cancel the remaining repurchased shares in 2012.

Furthermore, on January 18, 2012, ASML announced its intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. These shares will be held as treasury shares.

The following table provides a summary of shares repurchased by the Company in 2011:

Period	Total Number of Shares purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Value of Shares That May Yet be Purchased Under The Plans or Programs [1]

January 20 - 31, 2011	78,975	29.13	78,975	997,699,182
February 1 - 28, 2011	1,599,019	31.42	1,677,994	947,457,186
March 1 - 31, 2011	2,988,801	30.33	4,666,795	856,819,199
April 1 - 30, 2011	2,413,449	27.68	7,080,244	790,017,324
May 2 - 31, 2011	4,814,924	27.26	11,895,168	658,770,101
June 1 - 30,2011	1,677,557	25.20	13,572,725	616,498,695
July 1 - 29, 2011	2,245,788	25.50	15,818,513	559,238,654
August 1 - 31, 2011	2,907,848	23.59	18,726,361	490,649,449
September 1 - 30, 2011	2,887,514	25.46	21,613,875	417,147,453
October 3 - 31, 2011	1,440,646	27.53	23,054,521	377,488,352
November 1 - 30, 2011	1,649,792	29.01	24,704,313	329,630,685
December 1 - 31, 2011	970,263	30.54	25,674,576	300,000,025

Total	25,674,576	27.26

1	This table reflects the situation as at December 31, 2011. Subsequently, on January 18, 2012, the Company announced to increase the size of the program to a maximum amount of EUR 1,130 million

ASML ANNUAL REPORT 2011	64

The following table provides a historic overview of shares repurchased by the Company until December 31, 2011:

Period	Year	Total Amount paid (in EUR millions)	Total Number of Shares purchased	Average Price Paid per Share (EUR)	Reduction of Shares Outstanding vs. Beginning of Year (Percentage)

Share buy backs	2006	677.2	40,385,139	16.77	8.3
Capital repayment/reverse stock-split	2007	1,011.9	55,093,409	18.37	11.5
Share buy backs	2007	359.8	17,000,000	21.16	3.6
Share buy backs	2008	87.6	5,000,000	17.52	1.1
Share buy backs	2011	700.0	25,674,576	27.26	5.9

Total / Average		2,836.5	143,153,124	19.81	29.5[1]

1	Reduction of shares outstanding compared to January 1, 2006.

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

•	Dutch law requires that ASML’s external auditors be appointed by the Annual General Meeting of Shareholders and not by the Audit Committee as contemplated by Nasdaq rules.

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

ASML ANNUAL REPORT 2011	65

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

In response to this item, the Company incorporates herein by reference the consolidated financial statements of the Company set out on pages F-2 through F-50 hereto.

Item 19 Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 12 to the Registrant’s. Registration Statement on Form 8-A/A, filed with the Commission on May 20, 2011)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017 (Incorporated by reference to the Registrant’s Annual Report for the year ended December 31, 2008)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) [1]
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) [1]
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) [1]
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) [1]
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

ASML ANNUAL REPORT 2011	66

Exhibit No.	Description
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.27	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.28	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.29	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.30	ASML Share and Option Purchase Plan for Employees (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 20, 2010 (file No. 333-170034))
8.1	List of Main Subsidiaries [2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [2]
15.1	Consent of Deloitte Accountants B.V. [2]
101.INS	XBRL Instance Document [2]
101.SCH	XBRL Taxonomy Extension Schema Document [2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]

1	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission

2	Filed at the Commission herewith

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASML Holding N.V.(Registrant)

/s/ Eric Meurice

Eric Meurice

President, Chief Executive Officer and Chairman of the Board of Management

Dated: February 13, 2012

/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink

Executive Vice President, Chief Financial Officer and Member of the Board of Management

Dated: February 13, 2012

ASML ANNUAL REPORT 2011	67

Financial Statements

Index to Financial Statements

F-2	Consolidated Statements of Operations

F-2	Consolidated Statements of Comprehensive Income

F-3	Consolidated Balance Sheets

F-4	Consolidated Statements of Shareholders’ Equity

F-5	Consolidated Statements of Cash Flows

F-6	Notes to the Consolidated Financial Statements

F-50	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2011	F-1

Consolidated Statements of Operations

Notes	Year ended December 31 (in thousands, except per share data)	2011 [1] EUR	2010 EUR	2009 EUR

20	Net system sales	4,883,913	3,894,742	1,174,858
	Net service and field option sales	767,122	613,196	421,205

20	Total net sales	5,651,035	4,507,938	1,596,063
	Cost of system sales	2,793,931	2,222,965	852,417
	Cost of service and field option sales	407,714	329,803	285,254

22	Total cost of sales	3,201,645	2,552,768	1,137,671

	Gross profit on sales	2,449,390	1,955,170	458,392
22, 23	Research and development costs	590,270	523,426	466,761
22	Selling, general and administrative costs	217,904	181,045	154,756

	Income (loss) from operations	1,641,216	1,250,699	(163,125)
24	Interest income	41,156	15,125	42,766
24	Interest expense	(33,737)	(23,301)	(51,191)

	Income (loss) before income taxes	1,648,635	1,242,523	(171,550)
19	(Provision for) benefit from income taxes	(181,675)	(220,703)	20,625

	Net income (loss)	1,466,960	1,021,820	(150,925)
	Basic net income (loss) per ordinary share	3.45	2.35	(0.35)
	Diluted net income (loss) per ordinary share[2]	3.42	2.33	(0.35)
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic	425,618	435,146	432,615
	Diluted[2]	429,053	438,974	432,615

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.
2	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

Consolidated Statements of Comprehensive Income

Notes	Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

	Net income (loss)	1,466,960	1,021,820	(150,925)
3	Gain (loss) on foreign currency translation, net of taxes	(17,473)	22,286	(8,592)
3	Gain (loss) on derivative instruments, net of taxes	47,353	(1,221)	6,494

	Comprehensive income (loss)	1,496,840	1,042,885	(153,023)

ASML ANNUAL REPORT 2011	F-2

Consolidated Balance Sheets

Notes	As of December 31 (in thousands, except share and per share data)	2011 EUR	2010 EUR

	Assets
4	Cash and cash equivalents	2,731,782	1,949,834
5	Accounts receivable, net	880,627	1,123,534
6	Finance receivables, net	78,853	12,648
19	Current tax assets	32,105	12,678
7	Inventories, net	1,624,627	1,497,180
19	Deferred tax assets	120,720	134,429
8	Other assets	238,095	214,162

	Total current assets	5,706,809	4,944,465

6	Finance receivables, net	-	28,905
19	Deferred tax assets	38,735	71,008
8	Other assets	307,251	235,712
9	Goodwill	146,044	141,286
10	Other intangible assets, net	8,366	13,651
11	Property, plant and equipment, net	1,053,610	745,331

	Total non-current assets	1,554,006	1,235,893

	Total assets	7,260,815	6,180,358

	Liabilities and shareholders’ equity
	Accounts payable	444,269	555,397
12	Accrued and other liabilities	1,768,647	1,518,749
19	Current tax liabilities	14,999	61,197
14	Current portion of long-term debt[1]	2,587	1,429
13	Provisions	2,326	2,250
19	Deferred and other tax liabilities	214	18,223

	Total current liabilities	2,233,042	2,157,245

14	Long-term debt[1]	733,781	708,631
19	Deferred and other tax liabilities	176,727	155,693
13	Provisions	10,012	11,811
12	Accrued and other liabilities	663,099	373,070

	Total non-current liabilities	1,583,619	1,249,205

	Total liabilities	3,816,661	3,406,450

16, 18	Commitments and contingencies	-	-

	Cumulative Preference Shares; EUR 0.09 nominal value; 700,000,000 shares
	authorized at December 31, 2011
	Cumulative Preference Shares; EUR 0.02 nominal value; 3,150,005,000 shares
	authorized at December 31, 2010
	none issued and outstanding at December 31, 2011 and 2010	-	-

	Ordinary Shares; EUR 0.09 nominal value; 700,000,000 shares authorized;
	413,669,257 issued and outstanding at December 31, 2011;
	436,592,972 issued and outstanding at December 31, 2010:	38,354	39,293
	Share premium	473,043	471,253
	Treasury shares at cost	(416,417)	(151,672)
	Retained earnings	3,270,703	2,366,443
	Accumulated other comprehensive income	78,471	48,591

26	Total shareholders’ equity	3,444,154	2,773,908

	Total liabilities and shareholders’ equity	7,260,815	6,180,358

1	As of January 1, 2011 the current portion of long-term debt is presented as part of the current liabilities. The comparative figures have been adjusted to reflect this change (EUR 1.4 million).

ASML ANNUAL REPORT 2011	F-3

Consolidated Statements of Shareholders’ Equity

		Issued and outstanding Shares			Treasury		Accumulated Other Compre-
Notes	(in thousands)	Number[1]	Amount EUR	Share Premium EUR	Shares at cost EUR	Retained Earnings EUR	hensive Income EUR	Total EUR

	Balance at January 1, 2009	432,074	38,887	474,765	(253,436)	1,698,929	29,624	1,988,769

	Components of comprehensive
	income:
	Net loss	-	-	-	-	(150,925)	-	(150,925)
3	Foreign Currency Translation, net of taxes	-	-	-	-	-	(8,592)	(8,592)
3	Gain on derivative instruments, net of taxes	-	-	-	-	-	6,494	6,494

17, 21, 22	Share-based payments	-	-	13,394	-	-	-	13,394
17, 21	Issuance of shares	1,565	141	(13,852)	35,233	(11,362)	-	10,160
26	Dividend paid	-	-	-	-	(86,486)	-	(86,486)
17, 19	Tax benefit from share based payments	-	-	1,954	-	-	-	1,954

	Balance at December 31, 2009	433,639	39,028	476,261	(218,203)	1,450,156	27,526	1,774,768

	Components of comprehensive income:
	Net income	-	-	-	-	1,021,820	-	1,021,820
3	Foreign Currency Translation, net of taxes	-	-	-	-	-	22,286	22,286
3	Loss on derivative instruments, net of taxes	-	-	-	-	-	(1,221)	(1,221)

17, 21, 22	Share-based payments	-	-	12,109	-	-	-	12,109
17, 21	Issuance of shares	2,954	265	(17,223)	66,531	(18,573)	-	31,000
26	Dividend paid	-	-	-	-	(86,960)	-	(86,960)
17, 19	Tax benefit from share based payments	-	-	106	-	-	-	106

	Balance at December 31, 2010	436,593	39,293	471,253	(151,672)	2,366,443	48,591	2,773,908

	Components of comprehensive income:
	Net income	-	-	-	-	1,466,960	-	1,466,960
3	Foreign Currency Translation, net of taxes	-	-	-	-	-	(17,473)	(17,473)
3	Gain on derivative instruments, net of taxes	-	-	-	-	-	47,353	47,353

26	Purchase of treasury shares	(25,675)	-	-	(700,452)	-	-	(700,452)
26	Cancellation of treasury shares	-	(1,187)	-	373,801	(372,614)	-	-
17, 21, 22	Share-based payments	-	-	12,430	-	-	-	12,430
17, 21	Issuance of shares	2,751	248	(10,629)	61,906	(17,441)	-	34,084
26	Dividend paid	-	-	-	-	(172,645)	-	(172,645)
17, 19	Tax deficit from share based payments	-	-	(11)	-	-	-	(11)

	Balance at December 31, 2011	413,669	38,354	473,043	(416,417)	3,270,703	78,471	3,444,154

1	As of December 31, 2011, the number of issued shares was 431,294,790. This includes the number of issued and outstanding shares of 413,669,257 and the number of treasury shares of 17,625,533. As of December 31, 2010, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 436,592,972 and the number of treasury shares of 7,887,123.

ASML ANNUAL REPORT 2011	F-4

Consolidated Statements of Cash Flows

Notes	Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

	Cash Flows from Operating Activities
	Net income (loss)	1,466,960	1,021,820	(150,925)

	Adjustments to reconcile net income (loss) to net cash flows from operating activities:
10, 11	Depreciation and amortization	165,185	151,444	141,631
9, 10, 11	Impairment	12,272	8,563	15,896
11	Loss on disposals of property, plant and equipment[1]	3,368	2,913	4,053
17,21	Share-based payments	12,430	12,109	13,394
5	Allowance for doubtful debts	849	(1,256)	1,889
7	Allowance for obsolete inventory	60,300	55,691	86,636
19	Deferred income taxes	63,250	28,053	(49,423)
	Changes in assets and liabilities:
5	Accounts receivable	267,209	(748,898)	81,838
6	Finance receivables	(37,301)	(20,000)	15,702
7	Inventories[1]	(276,243)	(706,233)	(158,024)
8	Other assets	(58,292)	(114,003)	4,893
12, 13	Accrued and other liabilities	589,217	862,919	9,937
	Accounts payable	(126,234)	350,231	10,430
19	Current income taxes	(72,530)	36,695	71,267

	Net cash provided by operating activities	2,070,440	940,048	99,194

	Cash Flows from Investing Activities
11	Purchases of property, plant and equipment[1]	(300,898)	(128,728)	(104,959)
11	Proceeds from sale of property, plant and equipment[1]	-	3,825	6,877

	Net cash used in investing activities	(300,898)	(124,903)	(98,082)

	Cash Flows from Financing Activities
26	Dividend paid	(172,645)	(86,960)	(86,486)
27	Purchase of shares	(700,452)	-	-
17,21	Net proceeds from issuance of shares	34,084	31,000	11,073
14	Net proceeds from other long-term debt	-	-	32
	Deposits from customers	(150,000)	150,000	-
14	Repayment of debt	(2,537)	(1,444)	(1,447)
17,19	Tax benefit (deficit) from share based payments	(11)	106	1,954

	Net cash provided by (used in) financing activities	(991,561)	92,702	(74,874)

	Net cash flows	777,981	907,847	(73,762)
	Effect of changes in exchange rates on cash	3,967	4,913	1,652

	Net increase (decrease) in cash and cash equivalents	781,948	912,760	(72,110)
4	Cash and cash equivalents at beginning of the year	1,949,834	1,037,074	1,109,184

4	Cash and cash equivalents at end of the year	2,731,782	1,949,834	1,037,074

	Supplemental Disclosures of Cash Flow Information:
	Interest paid	35,919	35,559	42,123
	Taxes paid (received)	202,312	148,915	(36,705)

1	An amount of EUR 300.5 million (2010: EUR 214.1 million, 2009: EUR 159.0 million) of the additions in property, plant and equipment relates to non-cash transfers mainly from inventory and an amount of EUR 145.3 million (2010: EUR 110.4 million, 2009: EUR 27.8 million) of the disposals of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these consolidated statements of cash flows. For further details see Note 11.

ASML ANNUAL REPORT 2011	F-5

Notes to the Consolidated Financial Statements

1. General information / Summary of significant accounting policies

ASML Holding N.V. (“ASML”), with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.

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

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which the Company is the primary beneficiary (together referred to as “ASML” or the “Company”). All intercompany profits, balances and transactions have been eliminated in the consolidation.

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

Variable Interest Entities

The Company assesses whether it has a controlling financial interest in any Variable Interest Entity (“VIE”) and, thus, whether it is the VIE’s primary beneficiary. ASML shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics: a. the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and b. the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If ASML has a controlling financial interest in a VIE, it is required to consolidate the VIE.

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

ASML ANNUAL REPORT 2011	F-6

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

ASML ANNUAL REPORT 2011	F-7

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

Allowances for inventory are determined based on the expected demand which is derived from sales forecasts as well as the expected market value of the inventory.

Intangible assets

Goodwill

Goodwill represents the excess of the costs of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to reporting units for the purpose of impairment testing. The allocation is made to those reporting units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is stated at cost less accumulated impairment losses.

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

Category	Estimated useful life

Intellectual property	3 - 10 years
Developed technology	6 years
Customer relationships	8 years
Other	2 - 6 years

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

The following table presents the estimated useful lives of ASML’s property, plant and equipment:

Category	Estimated useful life

Buildings and constructions	5 - 40 years
Machinery and equipment	2 - 5 years
Leasehold improvements	5 - 10 years
Furniture, fixtures and other equipment	3 - 5 years

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

ASML ANNUAL REPORT 2011	F-8

Evaluation of long-lived assets for impairment

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The test is based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the reporting unit (including goodwill allocated to such unit) with the fair value being the sum of the discounted future cash flows related to that reporting unit. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. The goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with the fair value being the sum of the related undiscounted future cash flows. Second, if the carrying amount of the other intangible assets and property, plant and equipment is higher than the fair value the assets are considered to be impaired. An impairment expense is recognized as the difference between the carrying amount and the fair value of the other intangible assets and property, plant and equipment.

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

Revenue recognition

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as our second-generation EUV systems (NXE:3100), we initially defer revenue recognition until completion of installation and acceptance of the new technology based system at customer premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 12 years, has occurred on only two occasions: 2010 (EUV) and 1999 (TWINSCAN).

In 2011, we recognized system sales revenue for three NXE:3100 systems that were installed at the customer location and were accepted by our customers, for an amount of EUR 119.3 million (2010 and 2009: no revenue from new technology was recognized). This includes one NXE:3100 system for an amount of EUR 38.5 million that had been deferred in 2010 because the system had not yet been accepted by the customer. For the years 2010 and 2009, we did not recognize any revenue from new technology that had previously been deferred. As of December 31, 2011, we deferred revenue from new technology systems for an amount of EUR 48.6 million, relating to one NXE:3100 system that has not been installed at the customer’s location.

With respect to the third-generation EUV systems (NXE:3300) that are expected to be available for shipment to customers from 2012 onwards, the Company is currently assessing the conditions upon which revenue would be recognized and whether or not amounts should be deferred. Any such deferral of revenues could have a material effect on ASML’s results of operations for the period in which the deferral occurred and on the succeeding periods.

ASML ANNUAL REPORT 2011	F-9

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell, and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2011 and 2010 ASML had no repurchase commitments.

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

In the event that an arrangement with a customer becomes onerous, the Company recognizes a liability for the amount that the cost of settling the arrangement exceeds the amount of the contract price. When the Company satisfies the onerous arrangement, it derecognizes the related liability.

Multiple element arrangements

The main portion of ASML’s revenue is derived from contractual arrangements with the Company’s customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended the guidance on arrangements with multiple deliverables in ASC 605-25. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. The Company applies this accounting guidance prospectively to arrangements originating or materially modified on or after January 1, 2011. The implementation resulted in additional qualitative disclosures that are included below, but did not result in additional units of accounting and only had an insignificant impact on timing and allocation of revenues. Furthermore, the Company does not expect the pending contents of ASC 605-25 to have a significant impact on timing and allocation of revenues.

Each element in the arrangement is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by us. We consider a deliverable to have stand-alone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, our revenue arrangements do not include a general right of return relative to the delivered products. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

The hierarchy of evidence to determine a selling price in ASC 605-25 is as follows:

•	Vendor-Specific Objective Evidence (“VSOE”) – the price at which the Company sells the element in a separate standalone transaction;
•	Third-Party Evidence (“TPE”) – evidence from the Company or other companies of the value of a largely interchangeable element in a transaction;
•	Best Estimate of Selling Price (“BESP”) – the Company’s best estimate of the selling price of an element in the transaction.

To determine the selling price in multiple elements arrangements, we establish VSOE of the selling price for installation and training services and prepaid extended and enhanced (optic) warranty contracts. VSOE is determined based on the

ASML ANNUAL REPORT 2011	F-10

prices that ASML charges for installation and comparable services (such as relocating a system to another customer site) and prepaid extended and enhanced (optic) warranty contracts on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When the Company is unable to establish the selling price using VSOE or TPE, the Company uses BESP. The objective of using estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and external factors including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies. The Company reviews selling prices every reporting period and maintains internal controls over the establishment and updates of these estimates.

For arrangements entered into through December 31, 2010, the Company primarily recognizes revenue based on the previous guidance of ASC 605-25. The revenue relating to the installation and training services and prepaid extended and enhanced (optic) warranty contracts is deferred at their fair value until delivery of these elements. As the Company is not able to determine the fair value for the system, but is able to determine the fair value for all other elements in the arrangement, revenue is allocated as the difference between the total arrangement consideration less the aggregate fair value of all other elements in the arrangement, and no revenue is recognized until all elements without fair value have been delivered.

The deferred revenue balance from installation and training services as of December 31, 2011 amounted to EUR 1.8 million (2010: EUR 10.1 million) and EUR 11.9 million (2010: EUR 12.7 million), respectively.

The deferred revenue balance from extended and enhanced (optic) warranty contracts as of December 31, 2011, amounted to EUR 280.1 million (2010: EUR 243.4 million).

Lease arrangements

If ASML has offered the customer a sales-type lease arrangement, revenue is recognized at commencement of the lease term. The present value of the lease payments is recognized as a finance receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned interest in the consolidated statements of operations. If ASML has offered its customers an operating lease arrangement, the contract consideration is recognized in the consolidated statements of operations on a straight-line basis over the period of the lease.

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

ASML ANNUAL REPORT 2011	F-11

Research and development costs and credits

Costs relating to research and development (“R&D”) are charged to operating expenses as incurred. ASML receives subsidies and other credits from several Dutch and international (inter-)governmental institutes. These subsidies and other governmental credits that cover R&D costs relating to approved projects are recorded as R&D credits in the R&D line in the consolidated statements of operations in the period in which such costs occur.

Share-based payments

The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant-date fair value of stock options and shares. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bond with AAA ratings, and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of the Company’s ordinary shares on NYSE Euronext in Amsterdam (“Euronext Amsterdam”) on the grant-date

The grant-date fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of operations in the period in which the revision is determined, with a corresponding adjustment to equity.

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

Contingencies and litigation

The Company is party to various legal proceedings generally incidental to its business, as disclosed in Note 18. In connection with these proceedings and claims the Company’s management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond the Company’s control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, the Company may agree to settle or to terminate a claim or proceeding in which it believes that it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

ASML ANNUAL REPORT 2011	F-12

The Company accrues for legal costs related to litigation in its consolidated statements of operations at the time when the related legal services are actually provided to it.

Net income (loss) per ordinary share

Basic net income (loss) per ordinary share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See Note 26 for further discussion.

The basic and diluted net income (loss) per ordinary share has been calculated in accordance with the following schedule:

Year ended December 31 (in thousands, except per share data)	2011 EUR	2010 EUR	2009 EUR

Net income (loss)	1,466,960	1,021,820	(150,925)

Weighted average number of shares outstanding (after deduction of treasury stock) during the year	425,618	435,146	432,615

Basic net income (loss) per ordinary share	3.45	2.35	(0.35)

Weighted average number of shares:	425,618	435,146	432,615
Plus shares applicable to:
Options and restricted shares[1]	3,435	3,828	2,908

Dilutive potential ordinary shares	3,435	3,828	2,908

Adjusted weighted average number of shares	429,053	438,974	432,615

Diluted net income (loss) per ordinary share[1]	3.42	2.33	(0.35)

1	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

Comprehensive income

Comprehensive income consists of net income (loss) and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income (loss), but recorded directly in shareholders’ equity. For the years ended December 31, 2011, 2010 and 2009, comprehensive income consists of net income (loss), unrealized gains and losses on derivative instruments, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes.

New U.S. GAAP Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820)”. The amendments in this ASU generally represent clarifications of Topic 820 but also results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The ASU is effective for annual periods beginning after December 15, 2011. The Company anticipates that the adoption of ASU 2011-04 will not have a material impact on the Company’s consolidated financial statements

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220).” Under the ASU, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income (“OCI”) along with a total for OCI and a total amount for comprehensive income. The option under current guidance which permits the presentation of components of OCI as part of the statement of changes in stockholders’ equity has been eliminated. In December 2011, the FASB issued ASU 2011-12 which indefinitely defers certain provisions of ASU 2011-05, the main deferred provision relating to a requirement for entities to present reclassification adjustments out of accumulated OCI by component in both the statements in which net income is presented and the statement in which OCI in any period is presented. The ASU is effective for annual periods beginning after December 15, 2011. Early adoption is permitted. The Company is currently assessing what impact ASU 2011-05 may have on its consolidated financial statements.

ASML ANNUAL REPORT 2011	F-13

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350).” The amendments in this ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual periods beginning after September 15, 2011. Early adoption is permitted. The ASU 2011-08 will not have any effect on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-09, “Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80).” The amendments in this ASU require additional disclosures about an employer’s participation in a multiemployer plan. The ASU is effective for annual periods ending after December 15, 2011. We adopted the ASU in 2011 and refer to note 16 for more information. The adoption of ASU 2011-09 only resulted in limited additional disclosures and did not have any impact on our consolidated financial statements.

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

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Financial assets and financial liabilities measured at fair value on a recurring basis

Investments in money market funds (as part of the Company’s cash and cash equivalents) have fair value measurements which are all based on quoted prices for similar assets or liabilities.

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

The valuation technique used to determine the fair value of forward contracts (used for hedging purposes) approximates the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

The Eurobond serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the fair value of the Company’s Eurobond due to changes in market interest rates. The fair value changes of the interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current and non-current assets). Therefore, the carrying amount is only adjusted for fair value changes in interest rate swaps. For the actual fair value, including credit risk considerations, see Note 14.

ASML ANNUAL REPORT 2011	F-14

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2011 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments[1]	-	126,351	-	126,351
Money market funds [2]	369,238	-	-	369,238

Total	369,238	126,351	-	495,589

Liabilities
Long-term debt [3]	-	736,368	-	736,368
Derivative financial instruments [1]	-	40,359	-	40,359

Total	-	776,727	-	776,727

As of December 31, 2010 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments [1]	-	96,180	-	96,180
Money market funds [2]	203,922	-	-	203,922

Total	203,922	96,180	-	300,102

Liabilities
Long-term debt [3]	-	710,060	-	710,060
Derivative financial instruments [1]	-	34,898	-	34,898

Total	-	744,958	-	744,958

1	Derivative financial instruments consist of forward contracts and interest rate swaps. See Note 3.
2	Money market funds are part of the Company’s cash and cash equivalents.
3	Long-term debt mainly relates to the Company’s EUR 600.0 million Eurobond and excludes accrued interest. For further details see Note 14.

As of December 31, 2011, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in its consolidated balance sheets.

Assets and liabilities measured at fair value on a nonrecurring basis

In 2011, the Company recognized impairment charges of EUR 12.3 million (2010: EUR 8.6 million) on its property, plant and equipment, mainly relating to machinery and equipment and furniture, fixture and other equipment. Valuation of these assets is classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charge is determined based on the difference between the assets’ value in use (being EUR 1.9 million) and their carrying amount. For further information, see Note 11.

The Company did not recognize any impairment charges for goodwill and other intangible assets during 2011. See Notes 9 and 10 for more information.

3. Financial risk management

ASML is exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on the Company’s financial performance. The Company uses derivative instruments to hedge certain risk exposures. None of the transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative instruments that are measured at fair value.

Foreign currency risk management

The Company’s sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, the Company is exposed to foreign currency risk. It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. The Company hedges these exposures through the use of foreign exchange contracts.

ASML ANNUAL REPORT 2011	F-15

As of December 31, 2011 shareholders’ equity includes EUR 4.9 million loss (net of taxes: EUR 4.4 million loss; 2010: EUR 35.9 million loss) representing the total anticipated loss to be charged to sales, and EUR 11.6 million gain (net of taxes: EUR 10.3 million gain; 2010: EUR 6.1 million loss) to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. All amounts are expected to be released over the next 12 months. The effectiveness of all contracts for which ASML applies hedge accounting is monitored on a quarterly basis throughout the life of the hedges. In 2011, a loss of EUR 0.2 million was recognized as a result of ineffective cash flow hedges related to forecasted sales transactions, no ineffectiveness was recognized relating to purchase transactions (2010: loss of EUR 0.4 million related to sales transactions).

It is the Company’s policy not to hedge currency translation exposures resulting from net equity investments in foreign subsidiaries. As an exception to the Company’s policy, during 2011, the Company entered into a net investment hedge in order to hedge a temporary U.S. dollar exposure by means of a forward foreign exchange contract. The net investment hedge, resulting in a negative effect in other comprehensive income in 2011 of EUR 1.9 million, was effective throughout its entire term. The temporary increase in the foreign exchange exposure and the related hedge ended in 2011.

Interest rate risk management

The company has interest-bearing assets and liabilities that expose the Company to fluctuations in market interest rates. The Company uses interest rate swaps to align the interest-typical terms of interest-bearing assets with the interest-typical terms of interest-bearing liabilities. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of its hedging policy, the Company uses interest rate swaps to hedge changes in fair value of its Eurobond due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of its cash and cash equivalents. During 2011, the hedge was 100 percent effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobond were included at the same time in the consolidated statement of operations as the changes in the fair value of the interest rate swaps.

Furthermore, as part of its hedging policy, the Company uses interest rate swaps to hedge the variability of future interest cash flows relating to certain of its operating lease obligations. During 2011, these hedges were 100 percent effective in hedging the cash flow exposure to interest rate movements.

Financial instruments

The Company uses forward foreign exchange contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

As of December 31 (in thousands)	2011 Notional Amount EUR	Fair Value EUR	2010 Notional Amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	389,579	(23,999)	(1,933)	(28,974)
Interest rate swaps[2]	641,500	109,991	641,500	90,256

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to the Eurobond; the fair value of the interest rate swaps includes accrued interest.

ASML ANNUAL REPORT 2011	F-16

The following table summarizes the Company’s derivative financial instruments per category:

	2011		2010
As of December 31 (in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps - cash flow hedges	-	3,933	-	3,091
Interest rate swaps - fair value hedges	113,924	-	93,347	-
Forward foreign exchange contracts - cash flow hedges	11,332	3,019	1,533	11,535
Forward foreign exchange contracts - other hedges (no hedge accounting)	1,095	33,407	1,300	20,272

Total	126,351	40,359	96,180	34,898

Less non-current portion:
Interest rate swaps - cash flow hedges	-	3,210	-	1,887
Interest rate swaps - fair value hedges	92,534	-	71,779	-
Forward foreign exchange contracts - cash flow hedges	-	-	-	94

Total non-current portion	92,534	3,210	71,779	1,981

Total current portion	33,817	37,149	24,401	32,917

The fair value part of a hedging derivative that has a remaining term of 12 months or less is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after balance sheet date it is classified as non-current.

For further information regarding the Company’s derivative instruments, see Notes 1, 2, 8 and 12.

Foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies U.S. dollar and Japanese yen at December 31, 2011 are U.S. dollar 48.9 million and Japanese yen 37.2 billion (2010: U.S. dollar 222.6 million and Japanese yen 27.7 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in other comprehensive income (in equity) on forward contracts as of December 31, 2011 will be recognized in the consolidated statements of operations in the period or periods during which the hedged forecasted transaction affects the consolidated statements of operations.

In 2011, we recognized a net amount of EUR 58.1 million loss (2010: EUR 43.5 million loss; 2009: EUR 5.7 million gain) in the consolidated statements of operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized an amount of EUR 38.3 million loss in the consolidated statements of operations resulting from derivative financial instruments measured at fair value through profit or loss (2010: EUR 32.9 million loss; 2009: EUR 8.7 million gain).

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts as of December 31, 2011 were EUR 641.5 million (2010: EUR 641.5 million).

Credit risk management

Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, derivative instruments used in hedging activities and accounts receivable.

Cash and cash equivalents and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. ASML invests its cash and cash equivalents mainly in euro- denominated short-term deposits with high-rated financial institutions and the Dutch government, and partly in euro-denominated AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, ASML only enters into transactions with a limited number of major financial institutions that have high credit ratings and closely monitors the creditworthiness of its counterparties. Concentration risk is mitigated by limiting the exposure on a single counterparty.

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

ASML ANNUAL REPORT 2011	F-17

Liquidity risk management

ASML’s liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Since our cash requirements fluctuate based on the timing and extent of these factors, ASML seeks to ensure that its sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

ASML’s principal sources of liquidity consist of cash flows from operations, cash and cash equivalents and available credit facilities. In addition, ASML may from time to time raise additional capital in debt and equity markets. ASML’s goal is to remain an investment grade rated company and maintain a capital structure that supports this. ASML intends to return cash to its shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buy backs or repayment of capital.

4. Cash and cash equivalents

Cash and cash equivalents at December 31, 2011 include euro-denominated short-term deposits with high-rated financial institutions and the Dutch government of EUR 1,818.6 million (2010: EUR 1,138.8 million), investments in euro-denominated AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments of EUR 369.2 million (2010: EUR 203.9 million) and interest-bearing bank accounts of EUR 544.0 million (2010: EUR 607.1 million).

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. No further restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

5. Accounts receivable

Accounts receivable consist of the following:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Accounts receivable, gross	883,209	1,125,479
Allowance for doubtful receivables	(2,582)	(1,945)

Accounts receivable, net	880,627	1,123,534

The carrying amount of the accounts receivable approximates the fair value. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, and age of the accounts receivables balances, and current economic conditions that may affect a customer’s ability to pay.

Movements of the allowance for doubtful receivables are as follows:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Balance at beginning of year	(1,945)	(3,239)
Utilization of the provision	212	38
(Addition) / release for the year[1]	(849)	1,256

Allowance for doubtful receivables	(2,582)	(1,945)

1	(Addition) / release for the year is recorded in cost of sales.

ASML ANNUAL REPORT 2011	F-18

6. Finance receivables

Finance receivables consist of the net investment in sales-type leases. The following table lists the components of the finance receivables as of December 31, 2011 and 2010:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Finance receivables, gross	78,853	48,398
Unearned interest	-	(6,845)

Finance receivables, net	78,853	41,553
Current portion of finance receivables, gross	78,853	16,594
Current portion of unearned interest	-	(3,946)

Non-current portion of finance receivables, net	-	28,905

At December 31, 2011, the finance receivables due for payment in each of the next five years and thereafter are as follows:

(in thousands)	EUR
2012	78,853
2013	-
2014	-
2015	-
2016	-
Thereafter	-

Finance receivables, gross	78,853

The credit quality of the Company’s finance receivables that are neither past due nor impaired is monitored as follows:

ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, age of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In 2011 and 2010, the Company did not record any expected credit losses from finance receivables.

7. Inventories

Inventories consist of the following:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Raw materials	258,712	248,969
Work-in-process	1,026,872	1,083,932
Finished products	532,556	353,514

Inventories, gross	1,818,140	1,686,415
Allowance for obsolescence and/or lower market value	(193,513)	(189,235)

Inventories, net	1,624,627	1,497,180

A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Balance at beginning of year	(189,235)	(205,206)
Addition for the year	(60,300)	(55,691)
Effect of exchange rates	(883)	(4,148)
Utilization of the provision	56,905	75,810

Allowance for obsolescence and/or lower market value	(193,513)	(189,235)

ASML ANNUAL REPORT 2011	F-19

In 2011, the addition for the year is recorded in cost of sales for an amount of EUR 60.0 million and R&D costs for an amount of EUR 0.3 million (2010: cost of sales EUR 49.0 million and R&D costs for an amount of EUR 6.7 million). The 2011 additions for the year mainly relate to obsolete parts due to technological developments and design changes which resulted in obsolescence of certain parts.

Utilization of the provision mainly relates to sale and scrap of impaired inventories. In 2011 ASML made EUR 4.5 million profit on the sale of inventories that had been previously written down (2010: EUR 68.7 million).

8. Other assets

Other current assets consist of the following:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Advance payments to Zeiss	66,203	65,821
Prepaid expenses	56,300	46,325
Derivative instruments	33,817	24,401
VAT	47,543	35,065
Other receivables	27,504	41,298
Other	6,728	1,252

Other current assets	238,095	214,162

Zeiss is the Company’s sole supplier of lenses and, from time to time, receives non-interest bearing advance payments from the Company that assist in financing Zeiss’ work-in-process and thereby secure lens deliveries to the Company. Amounts owed under these advance payments are repaid through lens deliveries over the next 12 months.

Prepaid expenses include a tax prepayment on intercompany profit, not realized by the Group of EUR 27.5 million as of December 31, 2011 (2010: EUR 26.0 million).

Derivative financial instruments consist of currency contracts and the current part of the fair value of interest rate swaps which includes accrued interest.

Other non-current assets consist of the following:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Advance payments to Zeiss	187,950	140,016
Derivative instruments	92,534	71,779
Compensation plan assets[1]	10,577	9,626
Prepaid expenses	5,749	7,617
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	4,996	1,229

Other non-current assets	307,251	235,712

1	For further details on compensation plan assets see Note 17.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters see Note 11.

The non-current part of advance payments to Zeiss mainly relates to payments made to support the Zeiss investments for ASML’s EUV program, which are expected to be repaid through EUV lens deliveries.

Derivative instruments consist of the non-current portion of the fair value of interest rate swaps which includes accrued interest.

ASML ANNUAL REPORT 2011	F-20

9. Goodwill

Changes in goodwill are summarized as follows:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Cost
Balance, January 1	141,286	131,462
Effect of exchange rates	4,758	9,824

Goodwill	146,044	141,286

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

•

Brion will grow at a weighted average growth rate of 3.0 percent from the fifth year onwards, which management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.

•

A post-tax discount rate of 13.7 percent representing Brion’s weighted average cost of capital (“WACC”) based on our assessment of the WACC that would be used by an external market participant, was determined using an adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC was assumed to equal Brion’s cost of equity. The discount rate in 2011 increased compared with the discount rate of 13.1 percent used in 2010, reflecting management’s assessment of increased market uncertainty.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting unit substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2011 and December 31, 2010.

ASML ANNUAL REPORT 2011	F-21

10. Other intangible assets

Other intangible assets consist of the following:

(in thousands)	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	In-process R&D EUR	Other EUR	Total EUR
Cost
Balance, January 1, 2010	47,250	24,495	8,263	23,148	2,196	105,352
Effect of exchange rates	-	1,388	470	-	35	1,893

Balance, December 31, 2010	47,250	25,883	8,733	23,148	2,231	107,245

Balance, December 31, 2011	47,250	25,883	8,733	23,148	2,231	107,245

Accumulated amortization and impairment
Balance, January 1, 2010	47,013	12,268	2,927	23,148	1,868	87,224
Amortization	211	4,052	1,084	-	108	5,455
Effect of exchange rates	-	723	174	-	18	915

Balance, December 31, 2010	47,224	17,043	4,185	23,148	1,994	93,594
Amortization	4	4,080	1,092	-	109	5,285

Balance, December 31, 2011	47,228	21,123	5,277	23,148	2,103	98,879

Carrying amount
December 31, 2010	26	8,840	4,548	-	237	13,651
December 31, 2011	22	4,760	3,456	-	128	8,366

Intellectual property relates to licenses and patents purchased from third parties. Developed technology, customer relationships, in-process R&D and other were obtained in the acquisition of Brion.

During 2011, the Company recorded amortization charges of EUR 5.3 million (2010: EUR 5.5 million; 2009: EUR 8.8 million) which were fully recorded in cost of sales in all these years.

During 2011, 2010 and 2009, the Company did not record any impairment charges for other intangible assets.

Estimated amortization expenses relating to other intangible assets for the next five years and thereafter are as follows:

(in thousands)	EUR
2012	5,285
2013	1,794
2014	1,095
2015	186
2016	4
Thereafter	2

Amortization expenses	8,366

ASML ANNUAL REPORT 2011	F-22

11. Property, plant and equipment

Property, plant and equipment consist of the following:

(in thousands)	Land, buildings and constructions EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR

Cost
Balance, January 1, 2010	482,233	533,134	154,966	286,484	1,456,817
Additions	38,528	244,123	31,015	29,129	342,795
Disposals	(2,876)	(187,181)	(1,103)	(1,844)	(193,004)
Effect of exchange rates	8,970	19,177	757	2,475	31,379

Balance, December 31, 2010	526,855	609,253	185,635	316,244	1,637,987
Additions	213,513	355,358	20,918	29,314	619,103
Disposals	-	(212,286)	(216)	(1,619)	(214,121)
Effect of exchange rates	1,773	11,698	323	1,040	14,834

Balance, December 31, 2011	742,141	764,023	206,660	344,979	2,057,803

Accumulated depreciation and impairment
Balance, January 1, 2010	92,043	339,493	114,929	254,992	801,457
Depreciation	28,125	79,970	14,919	21,548	144,562
Impairment charges	6,673	1,178	500	212	8,563
Disposals	(1,328)	(71,809)	(1,045)	(1,696)	(75,878)
Effect of exchange rates	1,996	9,194	438	2,324	13,952

Balance, December 31, 2010	127,509	358,026	129,741	277,380	892,656
Depreciation	27,362	99,968	13,128	17,575	158,033
Impairment charges	-	3,508	2,789	5,975	12,272
Disposals	-	(64,417)	(41)	(988)	(65,446)
Effect of exchange rates	1,006	4,715	158	799	6,678

Balance, December 31, 2011	155,877	401,800	145,775	300,741	1,004,193

Carrying amount
December 31, 2010	399,346	251,227	55,894	38,864	745,331
December 31, 2011	586,264	362,223	60,885	44,238	1,053,610

As of December 31, 2011, the carrying amount includes assets under construction for land, buildings and constructions of EUR 165.0 million (2010: EUR 31.8 million), machinery and equipment of EUR 16.6 million (2010: EUR 16.3 million), leasehold improvements of EUR 1.3 million (2010: EUR 29.1 million) and furniture, fixtures and other equipment of EUR 8.0 million (2010: EUR 6.9 million). As of December 31, 2011, the carrying amount of land amounts to EUR 51.1 million (2010: EUR 36.1 million).

The majority of the additions and disposals in 2011 and 2010 relate to machinery and equipment (including operating leases, prototypes, evaluation and training systems). These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use, for rental and for evaluation purposes. These systems are recorded at cost and depreciated over their expected useful life. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the consolidated statements of cash flows. An amount of EUR 300.5 million (2010: EUR 214.1 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 17.7 million relates to other non-cash movements (mainly investments not yet paid). An amount of EUR 145.3 million (2010: EUR 110.4 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

The impairment charges recorded in 2011 mainly related to machinery and equipment and furniture, fixture and other equipment (EUR 9.5 million). The Company recorded impairment charges with respect to technical equipment and software which are ceased to be used. The impairment charges were determined based on the difference between the assets’ value estimated fair value (being EUR 1.9 million) and their carrying amount.

The impairment charges recorded in 2010 mainly related to buildings and constructions (EUR 6.7 million). The Company recorded impairment charges with respect to several technical infrastructure items which are ceased to be used due to technical changes relating to NXE (EUV) development. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 0.4 million) and their carrying amount.

ASML ANNUAL REPORT 2011	F-23

The impairment charges recorded in 2009 mainly related to machinery and equipment (EUR 11.2 million). The Company impaired certain non-leading-edge systems and machinery and equipment that had ceased to be used or would cease to be used during the expected economic life, and which management no longer believes can be sold because of lack of demand for these products. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 7.0 million) and their carrying amount.

In determining the fair value of an asset, the Company makes estimates about future cash flows. These estimates are based on the Company’s financial plan updated with the latest available projection of semiconductor market conditions and the Company’s sales and cost expectations which are consistent with the plans and estimates that it uses to manage its business.

As of December 31, 2011, the carrying amount of machinery and equipment includes an amount of EUR 201.4 million with respect to evaluation and operating lease systems (2010: EUR 63.0 million).

During 2011, the Company recorded impairment charges of EUR 12.3 million (2010: EUR 8.6 million; 2009: EUR 15.9 million) of which it recorded EUR 6.2 million (2010: EUR 7.3 million; 2009: EUR 2.1 million) in cost of sales, EUR 3.5 million (2010: EUR 0.7 million; 2009: EUR 9.1 million) in R&D costs and EUR 2.6 million (2010: EUR 0.6 million; 2009: EUR 4.7 million) in SG&A costs.

During 2011, the Company recorded depreciation charges of EUR 158.0 million (2010: EUR 144.6 million; 2009: EUR 131.1 million) of which it recorded EUR 117.7 million (2010: EUR 108.7 million; 2009: EUR 83.6 million) in cost of sales, EUR 24.9 million (2010 EUR 16.7 million; 2009: EUR 21.9 million) in R&D costs and EUR 15.4 million (2010: EUR 19.2 million; 2009: EUR 25.6 million) in SG&A costs.

Variable Interest Entity

The carrying amount of land, buildings and constructions includes an amount of EUR 33.8 million (2010: EUR 35.2 million) relating to the Company’s headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a Variable Interest Entity (“VIE”).

In 2003, the Company moved to its current Veldhoven headquarters. The Company is leasing these headquarters for a period of 15 years (from 2003) from an entity (“lessor”) that was incorporated by a syndicate of three banks (“shareholders”) solely for the purpose of leasing this building. The lessor’s shareholders’ equity amounts to EUR 1.9 million and did not change since 2003.

The shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. The entity is determined to be a VIE because the equity investors do not have sufficient equity at risk for the legal entity to finance its activities without sufficient additional subordinated support.

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

ASML ANNUAL REPORT 2011	F-24

12. Accrued and other liabilities

Accrued and other liabilities consist of the following:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Deferred revenue	816,045	543,145
Costs to be paid	260,651	270,836
Deposits from customers	-	150,000
Down payments from customers	1,057,046	675,636
Personnel related items	212,059	177,025
Derivative instruments	40,359	34,898
Standard warranty reserve	43,273	37,965
Other	2,313	2,314

Accrued and other liabilities	2,431,746	1,891,819
Less: non-current portion of accrued and other liabilities[1]	663,099	373,070

Current portion of accrued and other liabilities	1,768,647	1,518,749

1	The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems.

The increase in accrued and other liabilities mainly relates to deferred revenue and down payments from customers.

Deferred revenue mainly consists of prepaid extended and enhanced (optic) warranty contracts and award credits regarding free or discounted products or services. The increase in deferred revenue is mainly caused by an increase in volume purchase agreements. Further, one NXE:3100 system shipment is included for an amount of EUR 48.6 million, which has not been fully installed at the customer’s location yet.

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

Derivative financial instruments consist of currency contracts and the fair value of interest rate swaps which includes accrued interest.

Changes in standard warranty reserve for the years 2011 and 2010 are as follows:

(in thousands)	2011 EUR	2010 EUR

Balance, January 1	37,965	23,208
Additions of the year	61,279	46,467
Utilization of the reserve	(26,968)	(14,325)
Release of the reserve	(29,415)	(18,480)
Effect of exchange rates	412	1,095

Standard warranty reserve	43,273	37,965

The release of the reserve is due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning-curve concerning ASML’s systems. The release has been included in cost of sales.

In 2011 and 2010 the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material impact on the Company’s financial position or results of operations.

ASML ANNUAL REPORT 2011	F-25

13. Provisions

The movement in the provision for lease contract termination costs is as follows:

(in thousands)	Lease contract termination costs EUR

Balance, January 1, 2010	15,198
Utilization of the provision	(2,576)
Unwinding of discount	305
Effect of exchange rates	1,134

Balance, December 31, 2010	14,061
Utilization of the provision	(2,452)
Unwinding of discount	421
Effect of exchange rates	308

Balance, December 31, 2011	12,338

Non-current portion of provisions
December 31, 2010	11,811
December 31, 2011	10,012

The provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be utilized by 2017.

14. Long-term debt

The long-term debt consists of the following:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Eurobond, carrying amount	695,618	674,835
Loan headquarter building[1]	33,795	35,225
Other	6,955	-

Long-term debt	736,368	710,060
Less: current portion of long-term debt	2,587	1,429

Non-current portion of long-term debt	733,781	708,631

1	This loan relates to the Company’s Variable Interest Entity, see Note 11.

The Company’s obligations to make principal repayments under the Eurobond and other borrowing arrangements as of December 31, 2011, for the next five years and thereafter and excluding interest expense, are as follows:

(in thousands)	EUR

2012	2,587
2013	2,481
2014	2,379
2015	2,379
2016	2,379
Thereafter	628,545

Long-term debt	640,750
Less: current portion of long-term debt	2,587

Non-current portion of long-term debt	638,163

ASML ANNUAL REPORT 2011	F-26

Eurobond

The following table summarizes the carrying amount of the Company’s outstanding Eurobond, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobond:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Eurobond
Principal amount	600,000	600,000
Fair value interest rate swaps[1]	95,618	74,835

Carrying amount	695,618	674,835

1	The fair value of the interest rate swaps excludes accrued interest.

In June 2007, ASML completed an offering of EUR 600.0 million principal amount of its Eurobond, with 5.75 percent interest payable annually on June 13. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017.

The Eurobond serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the fair value of the Company’s Eurobond due to changes in market interest rates. The fair value changes of the interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current and non-current assets). Therefore, the carrying amount is only adjusted for fair value changes in interest rate swaps. The following table summarizes the estimated fair value of the Eurobond:

As of December 31 (in thousands)	Principal Amount EUR	2011 Carrying Amount EUR	Fair Value[1] EUR	Principal Amount EUR	2010 Carrying Amount EUR	Fair Value[1] EUR

Eurobond	600,000	695,618	640,500	600,000	674,835	631,452

1	Source: Bloomberg Finance LP

The fair value of the Company’s Eurobond is estimated based on quoted market prices as of December 31, 2011. The fair value of the Eurobond is higher than the principal amount as a result of lower market interest rates.

15. Lines of credit

The Company’s available credit facilities amount to EUR 500.0 million as of December 31, 2011 and EUR 700.0 million as of December 31, 2010. The amount at December 31, 2011 consists of one EUR 500.0 million committed revolving credit facility from a group of banks that will mature in 2015. The credit facility contains a restrictive covenant that requires the Company to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. As of December 31, 2011 and December 31, 2010, this ratio was 87.7 percent and 78.0 percent, respectively. Therefore, the Company was in compliance with the covenant at the end of 2011 and 2010. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2011 and 2010.

The undrawn EUR 200.0 million loan facility (between the Company and the European Investment Bank) matured in 2011, as the availability period to draw the facility ended on March 31, 2011.

ASML ANNUAL REPORT 2011	F-27

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

Tabular Disclosure of Contractual Obligations

The Company’s contractual obligations as of December 31, 2011 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expenses[1]	859,575	38,779	38,653	38,571	38,570	38,571	666,431
Operating Lease Obligations	102,051	32,858	22,659	16,055	11,812	8,252	10,415
Purchase Obligations	1,884,452	1,674,077	190,054	8,986	4,112	4,019	3,204
Unrecognized Tax Benefits	64,990	10,141	5,989	647	-	17,051	31,162

Total Contractual Obligations	2,911,068	1,755,855	257,355	64,259	54,494	67,893	711,212

1	See Note 14 for the amounts excluding interest expense.

Long-term debt obligations mainly relate to interest payments and principal amount of the Eurobond. See Note 14.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 40.6 million, EUR 37.9 million and EUR 37.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Several operating leases for the Company’s buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2011 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	22,982	-	-	8,999	-	13,983	-

Purchase obligations include purchase commitments with vendors in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of the Company’s purchase commitments as of December 31, 2011 contain clauses that enable ASML to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that ASML has agreed with its supply chain partners give ASML additional flexibility to adapt its purchase obligations to its requirements in light of the inherent cyclicality of the semiconductor equipment industry in which the Company operates. The Company establishes a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

Unrecognized tax benefits relate to a liability for uncertain tax positions for a total amount of EUR 65.0 million. Additionally, we have recorded uncertain tax positions for an amount of EUR 90.4 million for which the timing of cash outflows is uncertain because in certain tax jurisdictions ASML’s position has been contested by the tax authorities. The duration of the associated litigation procedures cannot be assessed. See Note 19.

ASML ANNUAL REPORT 2011	F-28

17. Employee benefits

Bonus plan

The Company’s bonus expenses of all bonus plans including Board of Management) were:

Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

Bonus expenses	15,557	12,489	15,693

ASML has a performance related bonus plan for the Board of Management for an amount of EUR 1.7 million for which we refer to note 21.

ASML has a performance related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on actual performance against corporate, departmental and personal targets. The bonus for members of senior management can range between 0.0 percent and 40.0 percent, or 0.0 percent and 70.0 percent, of their annual salaries, depending upon their seniority. The performance targets for 2011 are set for each half year. The bonus of the first half of 2011 was paid in the second half of 2011. The bonus of the second half is accrued for in the consolidated balance sheet as of December 31, 2011 and is expected to be paid in the first quarter of 2012. The Company’s bonus expenses under this plan were:

Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

Bonus expenses	13,131	9,694	9,167

ASML had a retention bonus plan for employees and executives of Brion for the period March 2007 to March 2010. The first retention bonus was conditional on the first year of employment after the acquisition date and was paid in March 2008. The second retention bonus was conditional on the second year of employment after the acquisition date and was paid in March 2009. The third retention bonus was conditional on the third year of employment after the acquisition date and was paid in March 2010. ASML has an additional retention bonus plan for the period from March 2010 to March 2012 for executives of Brion including two retention bonuses. The first retention bonus is conditional over the first year of employment and was paid in April 2011. The second retention bonus is conditional over the second year of employment and is payable in April 2012. The Company’s bonus expenses under these plans were:

Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

Bonus expenses	737	1,165	5,222

Profit-sharing plan

ASML has a profit-sharing plan covering all European and US non-sales employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0.0 to 20.0 percent of annual salary. The profit sharing for the years 2011 and 2010 was 20.0 percent or EUR 64.0 million and 18.0 percent or EUR 52.2 million, respectively. For the year 2009 there was no profit sharing. Company profit is also one of the criteria for the individual variable pay programs for employees in Asia and employees eligible to the sales reward plan which amount to EUR 23.2 million for 2011 (including EUR 2.5 million for the sales reward plan), EUR 23.1 million for 2010 and EUR 8.1 million for 2009.

Share-based compensation

The Company has adopted various share (option) plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options and maximum number of shares that can be granted in that year. The determination is subject to the approval of the Supervisory Board of the Company. For members of the Board of Management ASML has separate share-based payment plans, for details on service and vesting conditions see below and for additional information see note 21. Our current share-based payment plans do not provide cash settlement of options and shares.

ASML ANNUAL REPORT 2011	F-29

The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the Board of Management) was EUR 12.4 million in 2011, EUR 12.1 million in 2010 and EUR 13.4 million in 2009. The tax benefit recognized related to the recognized expenses amounts to EUR 0.5 million in 2011, EUR 1.0 million in 2010 and EUR 1.4 million in 2009.

Total compensation expenses related to non-vested awards to be recognized in future periods amount to EUR 23.3 million as per December 31, 2011 (2010: EUR 16.7 million; 2009: EUR 15.4 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.9 years (2010: 2.0 years; 2009: 1.7 years).

Option plans

Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam or NASDAQ on the applicable grant-dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant-date.

ASML has six different stock option plans:

•	Employee plan
•	Option purchase plan
•	Brion stock option plan
•	Senior management plan
•	Stock option extension plan
•	Board of Management performance option plan until 2009 (see note 21)

The Option purchase plan and Stock option extension plan have no service and vesting conditions. The other plans have service conditions which are similar. Furthermore the senior and Board of management plans have vesting conditions which are based on performance. The fair value of the stock options is determined using a Black-Scholes option valuation model.

The Black-Scholes option valuation of the Company’s stock options is based on the following assumptions:

Year ended December 31	2011	2010	2009

Weighted average share price (in EUR)	28.0	24.1	16.7
Volatility (in percentage)	37.8	36.4	51.7
Expected life (in years)	4.8	4.6	4.6
Risk free interest rate	2.9	2.5	3.2
Expected dividend yield (in EUR)	1.25	1.06	1.06
Forfeiture rate[1]	-	-	-

1	As of three years ended December 31, 2011, forfeitures are estimated to be nil.

When establishing the expected life assumption the Company annually takes into account the contractual terms of the stock options as well as historical employee exercise behavior.

Details with respect to stock options are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2011	2010	2009	2011	2010	2009

Weighted average fair value of stock options granted	8.28	8.22	6.21	10.42	11.10	13.42
Weighted average share price at the exercise date of stock options	29.39	25.77	22.02	41.94	33.79	31.28
Aggregate intrinsic value of stock options exercised (in thousands)	30,204	22,720	14,394	11,323	13,669	5,837
Aggregate remaining contractual term of currently exercisable options (years)	2.08	2.86	4.27	1.80	2.59	4.00
Aggregate intrinsic value of exercisable stock options (in thousands)	39,384	54,109	55,138	20,492	25,780	33,329
Aggregate intrinsic value of outstanding stock options (in thousands)	45,141	65,240	63,423	20,791	28,024	35,919

ASML ANNUAL REPORT 2011	F-30

The number and weighted average exercise prices of stock options as of December 31, 2011, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options	Weighted average exercise price per ordinary share (USD)

Outstanding, December 31, 2010	7,155,353	30.06	2,195,702	30.27
Granted	30,906	28.47	22,508	39.92
Exercised	(1,956,207)	13.96	(413,043)	14.53
Forfeited	(101,449)	53.16	(12,862)	22.55
Expired	-	-	-	-

Outstanding, December 31, 2011	5,128,603	35.73	1,792,305	31.33
Exercisable, December 31, 2011	4,795,815	37.16	1,758,505	31.30

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding December 31, 2011	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding December 31, 2011	Weighted average remaining contractual life of outstanding options (years)

0 - 10	7,200	1.06	0 - 10	124,417	3.47
10 - 15	1,566,849	4.38	10 - 15	404,270	2.60
15 - 20	632,665	4.84	15 - 20	7,650	6.80
20 - 25	359,559	5.83	20 - 25	173,872	5.50
25 - 40	28,942	9.65	25 - 40	135,229	6.54
40 - 50	254,386	0.06	40 - 50	893,714	0.07
50 - 60	2,279,002	0.06	50 - 60	53,153	0.06

Total	5,128,603	2.43	Total	1,792,305	1.92

In 2011, 2010 and 2009 only repurchased shares were used to satisfy the option rights upon exercise. For more information with respect to repurchased shares we refer to Note 27.

Share plans

Shares granted under ASML’s share plans include a three-to-four year service period and for some plans performance conditions. The fair value of shares is determined based on the closing trading price of the company’s shares on Euronext Amsterdam or NASDAQ on the grant date.

ASML has six different share plans:

•	Employee plan
•	Share purchase plan
•	New hire performance share plan
•	Brion performance share plan
•	Senior management plan
•	Board of management performance share plan (see note 21)

The Share purchase plan has no service and vesting conditions. The employee plan has only service conditions. The other plans have service conditions which are similar and have vesting conditions which are based on performance.

Details with respect to shares are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2011	2010	2009	2011	2010	2009

Total fair value at vesting date of shares vested during the year (in thousands)	9,155	6,165	3,416	1,956	8,856	5,508
Weighted average fair value of shares granted	28.09	23.51	15.42	39.00	31.66	29.11

ASML ANNUAL REPORT 2011	F-31

A summary of the status of conditionally outstanding shares as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

	EUR- denominated Number of Shares	Weighted average grant date fair value (EUR)	USD- denominated Number of Shares	Weighted average grant date fair value (USD)

Conditional shares outstanding at January 1, 2011	1,141,833	19.75	288,867	26.22
Granted	733,546	28.09	128,468	39.00
Vested/Issued	(322,545)	18.21	(51,547)	27.02
Forfeited	(42,019)	20.38	(83,492)	24.00

Conditional shares outstanding at December 31, 2011	1,510,815	24.11	282,296	32.55

Other plans

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

No compensation expenses are included in the consolidated statements of operations for the years 2011, 2010 and 2009.

Employee Purchase Plan

Every quarter, ASML offers its worldwide payroll employees the opportunity to buy ASML shares or ASML stock options against fair value out of their net salary. The fair value for shares is determined based on the closing price of the ordinary shares on Euronext Amsterdam on the grant-date. The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, ASML will pay out a 20.0 percent cash bonus on the net invested amount.

Deferred compensation plans

In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2011, 2010 and 2009. On December 31, 2011 and 2010, the Company’s liability under the deferred compensation plan was EUR 10.2 million and EUR 9.4 million, respectively.

Pension plans

ASML maintains various pension plans covering substantially all of its employees. The Company’s employees in the Netherlands, approximately 4,500 in full-time equivalents (“FTEs”), participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This collective bargaining agreement has no expiration date. This multi-employer

ASML ANNUAL REPORT 2011	F-32

union plan covers approximately 1,220 companies and 139,000 contributing members. ASML’s contribution to the multi-employer union plan is less than 5.0% of the total contribution to the plan as per the annual report for the year ended December 31, 2010. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 104.3 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

ASML’s net periodic pension cost for this multi-employer union plan for any period is the amount of the required contribution for that period. A contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multi-employer union plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate.

The coverage ratio of the multi-employer union plan decreased to 90.0 percent as of December 31, 2011 (December 31, 2010: 96.0 percent). Because of the low coverage ratio, PME (“Pensioenfonds Metalektro) prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank (the Dutch central bank, which is the supervisor of all pension companies in the Netherlands). Due to the low coverage ratio and according the obligation of the “Recovery Plan” the pension premium percentage will increase from 23.0 percent in 2011 to 24.0 percent in 2012. The coverage ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is based on actual market interest.

ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant period.

The Company’s pension and retirement expenses for all employees for the three years ended December 31, 2011, 2010 and 2009 were:

Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

Pension plan based on multi-employer union plan	31,819	29,643	30,930
Pension plans based on defined contribution	14,128	10,950	8,895

Pension and retirement expenses	45,947	40,593	39,825

18. Legal contingencies

ASML is party to various legal proceedings generally incidental to its business. ASML also faces exposures from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

The Company accrues for legal costs related to litigation in its statement of operations at the time when the related legal services are actually provided to ASML. In 2011, no estimated losses were recorded as a charge to the Company’s consolidated statements of operations (2010: EUR 1.5 million loss and 2009: no estimated losses were recorded).

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

ASML ANNUAL REPORT 2011	F-33

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

19. Income taxes

The components of (provision for) benefit from income taxes are as follows:

Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

Current tax	(129,127)	(180,613)	(29,970)
Deferred tax	(52,548)	(40,090)	50,595

Total	(181,675)	(220,703)	20,625

The Dutch statutory tax rate was 25.0 percent in 2011 and 25.5 percent in 2010 and 2009. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation of the (provision for) benefit from income taxes shown in the consolidated statements of operations, based on the effective tax rate, with the Dutch statutory tax rate, is as follows:

Year ended December 31 (in thousands)	2011 EUR	%	2010 EUR	%	2009 EUR	%

Income (loss) before Income taxes	1,648,635	100.0	1,242,523	100.0	(171,550)	100.0
Income tax (provision) benefit based on the Company’s domestic rate	(412,159)	25.0	(316,843)	25.5	43,745	25.5
Effects of tax rates in foreign jurisdictions	39,797	(2.4)	35,865	(2.9)	18,482	10.8
Adjustments in respect of changes in the applicable tax rate[1]	-	-	(569)	0.1	-	-
Adjustment in respect of tax incentives	180,096	(10.9)	66,881	(5.4)	-	-
Adjustments in respect of prior years’ current taxes	9,097	(0.6)	25,648	(2.1)	(36,267)	(21.2)
Other credits and non-taxable items	1,494	(0.1)	(31,685)	2.6	(5,335)	(3.1)

(Provision for) benefit from income taxes shown in the consolidated statements of operations	(181,675)	11.0	(220,703)	17.8	20,625	12.0

1	At the end of 2010, the Dutch government enacted a tax rate reduction from 25.5 percent in 2010 to 25.0 percent in 2011.

Income tax (provision) benefit based on the Company’s domestic rate

(Provision for) benefit from income taxes is based on the Company’s Dutch statutory income tax rate and reflects the (provision for) benefit from income taxes that would have been applicable if all of the Company’s income (loss) was derived from its Dutch operations and there were no permanent book tax differences and no other tax facilities.

Effects of tax rates in foreign jurisdictions

A portion of ASML’s results are realized in countries other than the Netherlands where different tax rates are applicable.

Adjustments in respect of tax incentives

Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the agreement with the Dutch fiscal authorities in December 2010 regarding the application of the “Innovation Box”, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances.

Adjustments in respect of prior years’ current taxes

In 2011, ASML recognized additional tax benefits of EUR 9.1 million or 0.6 percent of income before income taxes related to previous years’ taxes.

In 2010, ASML recognized a tax benefit of EUR 25.6 million or 2.1 percent of income before income taxes mainly attributable to the application of the Innovation Box for prior years, which had a favorable effect on the effective tax rate for 2010 (EUR 37.5 million including interest or 3.0 percent).

ASML ANNUAL REPORT 2011	F-34

In 2009, ASML recognized a tax expense of EUR 36.3 million or 21.2 percent of loss before income taxes, which losses were mainly attributable to the reversal of the 2007 Royalty Box benefit which had an unfavorable impact on the effective tax rate for 2009 (EUR 43.5 million including interest or 25.4 percent). In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of 2007, as management at that time expected that a clean start of the Innovation Box (which under Dutch law replaced the Royalty Box as of January 1, 2010) in 2010 would result in a higher cumulative benefit for ASML.

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

Income taxes recognized directly in equity

Income taxes recognized directly in equity (including other comprehensive income) is as follows:

Income tax recognized in equity (in thousands)	2011 EUR	2010 EUR	2009 EUR

Current tax
Derivative financial instruments[1]	6,257	8,262	-
Share-based payments	11	(106)	-
Deferred tax
Derivative financial instruments[1]	-	-	813
Share-based payments	-	-	(1,954)

Total income tax recognized in equity	6,268	8,156	(1,141)

1	Recognized directly in Other Comprehensive Income.

Liability for unrecognized tax benefits and deferred taxes

The deferred tax position and liability for unrecognized tax benefits recorded on the balance sheet are as follows:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Liability for unrecognized tax benefits	(155,432)	(162,066)
Deferred tax position	137,946	193,587

Total	(17,486)	31,521

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

Consistent with the provisions of ASC 740, as of December 31, 2011, ASML has a liability for unrecognized tax benefits of EUR 155.4 million (2010: EUR 162.1 million). The total liability for unrecognized tax benefits is classified as non-current deferred and other tax liabilities because payment of cash is not expected within one year. In 2010, an amount of EUR 143.9 million of this liability for unrecognized tax benefits was classified as non-current deferred and other tax liabilities because payment of cash was not expected within one year, while an amount of EUR 18.2 million was classified as current deferred tax and other liabilities because payment of cash was expected within one year. The total liability for unrecognized tax benefits, if reversed, would have a favorable effect on the Company’s effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the (provision for) benefit from income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheets of December 31, 2011 amounted to EUR 24.5 million (2010: EUR 33.8 million). Accrued interest and penalties recorded in the consolidated statements of operations of 2011 amounted to a tax benefit of EUR 9.3 million (2010: tax charge of EUR 5.3 million; 2009: tax charge of EUR 4.9 million) and are included under (provision for) benefit from income taxes.

ASML ANNUAL REPORT 2011	F-35

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Balance, January 1	162,066	133,270
Gross increases – tax positions in prior period	11,121	8,574
Gross decreases – tax positions in prior period	(24,566)	(1,075)
Gross increases – tax positions in current period	21,258	24,690
Settlements	(10,403)	(3,393)
Lapse of statute of limitations	(4,044)	-

Total liability for unrecognized tax benefits	155,432	162,066
Less: current portion of liability for unrecognized tax benefits	-	18,158
Non-current portion of liability for unrecognized tax benefits	155,432	143,908

For the year 2011 the gross decreases in tax positions in prior period mainly relates to the release of tax positions as a result of concluded tax audits.

The Company estimates that the total liability for unrecognized tax benefits will decrease by EUR 10.1 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to the expiration of statute of limitations.

The Company is subject to tax audits in its major tax jurisdictions for years from and including 2007 onwards in the Netherlands, for years from and including 2004 onwards in Hong Kong, and for years from and including 2001 onwards in the United States. In the course of such audits, local tax authorities may challenge the positions taken by the Company. For the years 2004 through 2010, the partial exemption of taxable profits is subject to tax audits in certain tax jurisdictions.

Deferred tax position

The changes in deferred income tax assets and liabilities consist of the following elements:

Changes in deferred tax assets and liabilities (in thousands)	2011 EUR	2010 EUR

Balance, January 1	193,587	194,486
Consolidated Statements of Operations	(59,539)	(11,943)
Exchange differences	3,898	11,044

Balance, December 31	137,946	193,587

The deferred tax position is classified in the consolidated balance sheet as follows:

As of December 31 (in thousands)	2011 EUR	2010 EUR

Deferred tax assets – current	120,720	134,429
Deferred tax assets – non-current	38,735	71,008
Total deferred tax assets	159,455	205,437
Deferred tax liabilities – current	(214)	(65)
Deferred tax liabilities – non-current	(21,295)	(11,785)
Total deferred tax liabilities	(21,509)	(11,850)

Total	137,946	193,587

Current deferred tax assets decreased as a result of a decrease of work-in-process inventories. For Dutch tax purposes ASML has to report the profits attributable to work in process in its taxable income. For the current deferred tax assets, this decrease was partly offset by an increase in deferred tax assets relating to deferred revenue. Non-current deferred tax assets decreased as a result of the use of tax carry-forward losses in 2011 in the United States. The increase in deferred tax liabilities non-current is mainly relating to a temporary difference in depreciation of fixed assets.

ASML ANNUAL REPORT 2011	F-36

The composition of total deferred tax assets and liabilities in the consolidated financial statements is as follows:

Deferred tax assets composition of temporary differences (in thousands)	January 1, 2011 EUR	Consolidated Statements of Operations EUR	Exchange differences EUR	December 31, 2011 EUR

Capitalized research and development expenditures	27,239	5,501	1,634	34,374
Inventories	71,124	(35,813)	509	35,820
Deferred revenue	10,890	11,746	1,256	23,892
Provisions	21,828	(7,463)	150	14,515
Installation and warranty reserve	8,092	98	582	8,772
Tax effect carry-forward losses	27,756	(18,695)	(1,326)	7,735
Fixed assets	4,386	1,872	237	6,495
Restructuring and impairment	6,074	(1,063)	135	5,146
Alternative minimum tax credits[1]	4,658	112	258	5,028
Bilateral advance pricing agreement [2]	7,993	(6,583)	16	1,426
Share-based payments	1,678	(808)	80	950
Other temporary differences	13,719	936	647	15,302

Total	205,437	(50,160)	4,178	159,455

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	The Bilateral advance pricing agreement relates to intellectual property which is capitalized from a tax perspective resulting in a temporary difference.

Deferred tax liabilities Composition of temporary differences (in thousands)	January 1, 2011 EUR	Consolidated Statements of Operations EUR	Exchange differences EUR	December 31, 2011 EUR

Fixed assets	(9,661)	(9,175)	(272)	(19,108)
Borrowing costs	(1,231)	(323)	-	(1,554)
Other temporary differences	(958)	119	(8)	(847)

Total	(11,850)	(9,379)	(280)	(21,509)

Deferred tax assets composition of temporary differences (in thousands)	January 1, 2010 EUR	Consolidated Statements of Operations EUR	Exchange differences EUR	December 31, 2010 EUR

Capitalized research and development expenditures	33,248	(7,504)	1,495	27,239
Inventories	35,757	34,155	1,212	71,124
Deferred revenue	4,235	6,475	180	10,890
Provisions	12,422	8,671	735	21,828
Installation and warranty reserve	3,745	4,137	210	8,092
Tax effect carry-forward losses	107,060	(84,794)	5,490	27,756
Fixed assets	13,390	(9,244)	240	4,386
Restructuring and impairment	8,004	(2,572)	642	6,074
Alternative minimum tax credits[1]	2,896	1,588	174	4,658
Bilateral advance pricing agreement[2]	14,390	(6,778)	381	7,993
Share-based payments	4,797	(3,488)	369	1,678
Other temporary differences	12,723	(916)	1,912	13,719

Total	252,667	(60,270)	13,040	205,437

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	The Bilateral advance pricing agreement relates to intellectual property which is capitalized from a tax perspective resulting in a temporary difference.

Deferred tax liabilities Composition of temporary differences (in thousands)	January 1, 2010 EUR	Consolidated Statements of Operations EUR	Exchange differences EUR	December 31, 2010 EUR

Temporary depreciation investments	(36,293)	36,293	-	-
Fixed assets	(7,354)	(1,741)	(566)	(9,661)
Brion intellectual property	(6,888)	7,981	(1,093)	-
Transfer pricing	(2,986)	3,237	(251)	-
Borrowing costs	(2,716)	1,485	-	(1,231)
Other temporary differences	(1,944)	1,072	(86)	(958)

Total	(58,181)	48,327	(1,996)	(11,850)

ASML ANNUAL REPORT 2011	F-37

Tax effect carry-forward losses

Deferred tax assets from carry-forward losses result predominantly from net operating loss carry-forwards incurred in the United States prior to 2011.

Net operating losses qualified as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to use its carry forward United States federal tax losses in existence at December 31, 2011, will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. The Company’s ability to use United States state tax loss carry forwards in existence at December 31, 2011, is subject to varying state statutes (providing for periods of between 5 and 20 years) and valuation allowances have been set up for state carry forward losses that are not expected to be realized before they expire. The total amount of losses carried forward under United States federal tax laws as of December 31, 2011, is EUR 20.1 million tax basis or EUR 7.7 million tax effect. Management believes that all qualified federal tax losses will be offset by future taxable income before the Company’s ability to utilize those losses expires. This analysis takes into account the Company’s projected future taxable income from operations and possible tax planning alternatives available to the Company.

20. Segment disclosure

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

Management reporting includes net system sales figures of new and used systems. Net sales for new and used systems were as follows:

Year ended December 31 (in thousands)	2011[1] EUR	2010 EUR	2009 EUR

New systems	4,780,720	3,704,290	993,260
Used systems	103,193	190,452	181,598

Net system sales	4,883,913	3,894,742	1,174,858

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.

In 2011, net sales increased by 25.4 percent to EUR 5,651.0 million from EUR 4,507.9 million in 2010 (2009: EUR 1,596.1 million). The increase in net sales was caused by increased demand for lithography imaging systems required for all of the various chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments in new technology and capacity to meet demand. Sales were derived from all three major market segments, with the Logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder.

ASML ANNUAL REPORT 2011	F-38

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which these assets are located. Net sales and identifiable assets (total assets excluding goodwill and other intangible assets) by geographic region were as follows:

Year ended December 31 (in thousands)	Net sales[1] EUR	Identifiable assets EUR

2011
Japan	405,595	414,264
Korea	1,318,777	56,765
Singapore	436,308	14,179
Taiwan	1,146,601	87,833
Rest of Asia	450,796	817,496
Europe	505,129	5,207,509
United States	1,387,829	508,359

Total	5,651,035	7,106,405

2010
Japan	396,748	345,160
Korea	1,396,028	31,859
Singapore	215,357	17,189
Taiwan	1,380,400	77,125
Rest of Asia	239,914	1,749,879
Europe	203,548	3,382,117
United States	675,943	422,092

Total	4,507,938	6,025,421

2009
Japan	41,075	103,399
Korea	377,677	24,931
Singapore	155,825	7,987
Taiwan	440,222	63,502
Rest of Asia	144,004	398,959
Europe	68,652	2,609,319
United States	368,608	406,464

Total	1,596,063	3,614,561

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 of the consolidated financial statements.

In 2011, sales to the largest customer accounted for EUR 1,311.7 million or 23.2 percent of net sales (2010: EUR 1,270.8 million or 28.2 percent of net sales; 2009: EUR 348.8 million or 21.9 percent of net sales). ASML’s three largest customers (based on net sales) accounted for 40.7 percent of accounts receivable at December 31, 2011, 42.4 percent of accounts receivable at December 31, 2010, and 44.0 percent of accounts receivable at December 31, 2009.

Substantially all of ASML’s sales were export sales in 2011, 2010 and 2009.

ASML ANNUAL REPORT 2011	F-39

21. Board of Management and Supervisory Board remuneration

The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee. The 2010 Remuneration Policy, as adopted by the AGM on March 24, 2010, was not changed in 2011.

The 2010 Remuneration Policy enables ASML to continue to attract, reward and retain qualified and experienced industry professionals in an international labor market. The remuneration structure and levels are assessed against a reference market by benchmarking. The total remuneration in 2011 consists of base salary, short-term performance incentive (in cash), long-term performance incentive (in shares) and other benefits.

Total direct compensation, pension and other benefits

The remuneration of the members of the Board of Management in 2011, 2010 and 2009 was as follows:

		Fixed	Short-term (variable)		Long-term (variable)		Total Remuneration	Other
	Financial Year	Base salary EUR	STI (Cash)[1] EUR	Option awards[2] EUR	LTI (share awards)[3] EUR		Total[6] EUR	Pension[7] EUR	Compensation Pension Premium[8] EUR	Other benefits and expense reimbursement[9] EUR
E. Meurice	2011	787,000	586,708	-	1,413,218	[4]	2,786,926	140,113	88,050	136,765
	2010	757,000	566,236	42,648	935,617	[5]	2,301,501	136,697	-	132,630
	2009	735,000	507,150	466,164	1,042,576		2,750,890	91,950	-	141,377
P.T.F.M.	2011	488,000	291,043	-	875,493	[4]	1,654,536	85,994	94,455	44,669
Wennink	2010	469,000	280,650	26,401	579,321	[5]	1,355,372	84,229	-	43,627
	2009	455,000	251,160	288,578	646,055		1,640,793	56,317	-	44,886
M.A. van den	2011	517,000	308,339	-	927,912	[4]	1,753,251	91,243	181,826	45,502
Brink	2010	497,000	297,405	28,025	617,004	[5]	1,439,434	90,388	-	44,817
	2009	483,000	266,616	306,336	681,179		1,737,131	59,880	-	44,992
F.J. van Hout	2011	428,000	255,259	-	832,201		1,515,460	75,134	9,735	35,190
	2010	412,000	246,541	23,209	471,700		1,153,450	65,300	-	34,549
	2009	400,000	220,800	241,522	123,111		985,433	40,800	-	35,199
F.J.M.	2011	416,000	248,102	-	676,945		1,341,047	56,475	4,290	28,313
Schneider-	2010	400,000	239,360	-	326,947		966,307	55,011	-	34,788
Maunoury[10]	2009	33,333	58,095	-	-		91,428	4,736	-	3,163

1	Actual short-term incentives (“STI”) (cash) chargeable to the Company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year). The accrued STI (cash) with respect to 2009 were paid out after ASML achieved a cumulative income from operations of at least 100 million Euro in two consecutive quarters after January 1, 2010. This was achieved on the basis of the Q1 and Q2 Results for 2010.
2	The remuneration reported as part of the option awards is based on costs incurred under U.S. GAAP. The costs of the option awards are based on the actual vested number of option awards multiplied by the fair value of the option awards at grant date and are recorded in the consolidated statements of operations on a straight line basis over the vesting period.
3	The remuneration reported as part of the long-term incentives (“LTI”) (share awards) is based on costs incurred under U.S. GAAP. The costs of share awards are charged to the consolidated statements of operations over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2011 include costs of the Board of Management’s performance share plan 2011, 2010 and 2009. Furthermore, the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the consolidated statements of operations on a yearly basis until the financial year in which the share awards vest.
4	The remuneration reported as part of the LTI (share awards) for the year 2011 includes an adjustment for the Board of Management performance share plan 2008 based on the actual number of share awards vested in 2011. The adjustment for Mr. Meurice, Mr. Wennink and Mr. van den Brink amounts to EUR -148,040, EUR -91,645 and EUR -97,281, respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2010 includes an adjustment for the Board of Management performance share plan 2007 based on the actual number of share awards vested in 2010. The adjustment for Mr. Meurice, Mr. Wennink and Mr. van den Brink amounts to EUR -296,287, EUR -183,612 and EUR -191,972, respectively.
6	This total reflects base salary, STI (cash), option awards and LTI (share awards).
7	The pension arrangement has been adjusted upwards to match common market practice as from 2010. Furthermore, since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution. As per 2010, the employee contribution to the pension plan is 4 percent of the pension base.
8	In 2011, compensation was paid to the Board of Management regarding the risk premium for spouse/orphan pensions, to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.
9	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.
10	For 2009, remuneration for Mr. Schneider-Maunoury regards only the month December.

ASML ANNUAL REPORT 2011	F-40

Short-term incentive

The annual performance-related cash incentive will have an on-target level of 75.0 percent of base salary for the Chief Executive Officer (“CEO”) and 60.0 percent for the other members of the Board of Management. The payouts are pro-rated, on a linear basis to the level of achievement of six performance criteria. Of the five quantitative performance criteria, three are based on the achievement of measurable financial targets, one on Technology Leadership Index (which also included qualitative elements) and one on achievements in the market position. Additionally, the qualitative target is based on the achievement of agreed key objectives.

In principle, the weighting of each of the five quantitative criteria is equal (weighted 80.0 percent in total). The sixth target is based on qualitative objectives (weighted 20.0 percent). The setting and measuring period of the financial and technology based targets is semiannual, and for the market related and qualitative targets it is annual. The overall payout is annual and the cash incentive is accrued during the performance period.

On January 17, 2012, the Remuneration Committee evaluated the Board of Managements’ performance on these six criteria and based on this evaluation, the payout level was determined to be 99.4 percent of the target level.

Performance Stock Options

In order to shift the focus from the short-term to the long-term, performance stock options are not a part of the 2010 Remuneration Policy. The value of this part of the remuneration has been moved into the long-term incentive plan which is paid in shares. 2009 was the last year in which performance stock options were granted to the members of the Board of Management, which means the actual number of performance stock options for 2009 achievement were awarded for the last time in 2010. Once the options are unconditionally awarded after fulfillment of the performance conditions, the options will be retained (lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The fair value of the options granted is determined based on the Black-Scholes option valuation model.

Details of vested options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set out below:

	Jan. 1, 2011	Exercised during 2011	Share price on exercise date (EUR)	Vested during 2011	Free tradable (Dec. 31, 2011)	With lock-up restriction (Dec. 31, 2011)	Exercise price (EUR)	Expiration date

E. Meurice	125,000	125,000	30.70	-	-	-	10.62	10/15/2014
	57,770	34,500	24.23	-	23,270	-	11.53	1/19/2015
	12,500	12,500	24.30	-	-	-	11.52	1/21/2015
	88,371	-	-	-	88,371	-	17.90	1/18/2016
	95,146	-	-	-	95,146	-	20.39	1/17/2017
	42,448	-	-	-	42,448	-	17.20	2/4/2018
	84,895	-	-	-	-	84,895	12.39	2/2/2019

P.T.F.M. Wennink	31,500	-	-	-	31,500	-	58.00	1/20/2012
	20,000	20,000	27.32	-	-	-	11.53	1/19/2015
	56,236	56,236	27.32	-	-	-	17.90	1/18/2016
	58,964	58,964	27.32	-	-	-	20.39	1/17/2017
	26,277	26,277	28.00	-	-	-	17.20	2/4/2018
	52,554	-	-	-	-	52,554	12.39	2/2/2019

M.A. van den Brink	31,500	-	-	-	31,500	-	58.00	1/20/2012
	40,000	40,000	27.21	-	-	-	17.90	1/18/2016
	61,644	61,644	27.21	-	-	-	20.39	1/17/2017
	27,894	-	-	-	27,894	-	17.20	2/4/2018
	55,788	-	-	-	-	55,788	12.39	2/2/2019

F.J. van Hout	15,000	15,000	27.34	-	-	-	10.11	7/18/2013
	10,000	10,000	27.34	-	-	-	17.34	1/19/2014
	20,000	20,000	27.34	-	-	-	12.02	7/16/2014
	9,000	9,000	27.34	-	-	-	11.56	4/15/2015
	14,000	14,000	27.96	-	-	-	17.90	10/20/2016
	1,388	1,388	27.37	-	-	-	24.26	10/19/2017
	-	8,000	30.00	8,000	-	-	14.87	7/18/2018
	3,987	3,987	27.34	-	-	-	11.43	10/17/2018
	46,201	-	-	-	-	46,201	12.39	2/2/2019

F.J.M. Schneider-	-	-	-	-	-	-	-	-
Maunoury

Long-term incentive

The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. These targets are measured over a period of

ASML ANNUAL REPORT 2011	F-41

three calendar years. The performance measures for obtaining performance targets will be ASML’s relative Return On Average Invested Capital (“ROAIC”) position compared with the peer group (weighted 80.0 percent) and a qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20.0 percent).

The maximum number of performance shares to be conditionally awarded will equal 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). ASML defines stretching targets, whereas for on target achievement, the value of performance shares will be 80.0 percent of base salary.

For the determination of the number of performance shares that will be conditionally awarded, ASML applies a fixed number approach. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25 percent of base salary divided by the value of the performance share at the moment of grant in the respective year. In 2010, the fixed number calculation has been conducted which also applies for the year 2011.

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. ASML accounts for this share award performance plan as a variable plan.

Details of performance shares granted to members of the Board of Management are as follows:

Board of Management	Grant date	Status	Full Control	Number of shares at grant date	Fair value at grant date[1] EUR	Vesting date	Number of shares at vesting date

E. Meurice	4/13/2011	Conditional	No	88,732	28.29	4/13/2014	-
	2/1/2010	Conditional	No	88,732	22.93	2/1/2013	-
	2/2/2009	Conditional	No	57,002	13.05	2/2/2012	-
	2/4/2008	Unconditional	No	57,002	18.18	2/4/2011	48,859
	1/17/2007	Unconditional	No	66,338	20.39	1/17/2010	51,807
	1/18/2006	Unconditional	Yes	72,136	17.90	1/18/2009	72,136

P.T.F.M. Wennink	4/13/2011	Conditional	No	54,974	28.29	4/13/2014	-
	2/1/2010	Conditional	No	54,974	22.93	2/1/2013	-
	2/2/2009	Conditional	No	35,287	13.05	2/2/2012	-
	2/4/2008	Unconditional	No	35,287	18.18	2/4/2011	30,246
	1/17/2007	Unconditional	No	41,111	20.39	1/17/2010	32,106
	1/18/2006	Unconditional	Yes	45,905	17.90	1/18/2009	45,905

M.A. van den Brink	4/13/2011	Conditional	No	58,256	28.29	4/13/2014	-
	2/1/2010	Conditional	No	58,256	22.93	2/1/2013	-
	2/2/2009	Conditional	No	37,458	13.05	2/2/2012	-
	2/4/2008	Unconditional	No	37,458	18.18	2/4/2011	32,107
	1/17/2007	Unconditional	No	42,980	20.39	1/17/2010	33,565
	1/18/2006	Unconditional	Yes	48,241	17.90	1/18/2009	48,241

F.J. van Hout[2]	4/13/2011	Conditional	No	48,293	28.29	4/13/2014	-
	2/1/2010	Conditional	No	48,293	22.93	2/1/2013	-
	2/2/2009	Conditional	No	31,021	13.05	2/2/2012	-
	7/18/2008	Unconditional	Yes	4,000	17.20	7/18/2011	4,000

F.J.M. Schneider-	4/13/2011	Conditional	No	46,886	28.29	4/13/2014	-
Maunoury	2/1/2010	Conditional	No	46,886	22.93	2/1/2013	-

1	The fair value of the shares as of the grant date.
2	The shares granted to Mr. van Hout on and before October 17, 2008, relate to his pre-Board of Management period at ASML. No lock-up period is applicable for the shares granted to Mr. van Hout in his pre-Board of Management period.

Pension Benefits

Members of the Board of Management are offered a pension plan based on defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant’s age at the beginning of the year. In 2011, compensation was paid to the Board of Management regarding the spouse/orphan risk premium to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.

Benefits upon termination of employment

Term of appointment/employment

Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive four-year terms. Messrs. P. Wennink

ASML ANNUAL REPORT 2011	F-42

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

If the Company gives notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case, a severance amount equal to one year base salary or a severance consistent with the Dutch Labor laws will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Change of control

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

In order to comply with the highest standards of corporate governance, the Supervisory Board decided to mitigate the potential benefit of a Change of Control under the long-term incentive arrangements. This arrangement entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to first public announcement of Change of Control negotiations, and ii) the average closing share price over a period of 30 trading days prior to closing of the transaction.

ASML ANNUAL REPORT 2011	F-43

Supervisory Board

The annual remuneration for Supervisory Board members covers the period from one Annual General Meeting of Shareholders to the next one. The annual remuneration is paid in quarterly installments starting after the Annual General Meeting of Shareholders. In 2011 the Supervisory Board proposed and the General Meeting of Shareholders approved an adjustment of the remuneration of the Supervisory Board, effective as per April 1, 2011.

The following table sets forth an overview of the remuneration awarded to Supervisory Board Members in 2011 and 2010:

Year ended December 31	2011	Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology and Strategy Committee	Other[1,2]

Arthur P.M. van der Poel	88,250	62,500	10,000	-	7,875	7,875	-
Jos W.B. Westerburgen	66,750	43,750	-	11,500	11,500	-	-
OB Bilous	99,500	73,750	-	-	7,875	7,875	10,000
Frits W. Fröhlich	62,500	43,750	15,000	-	-	-	3,750
Hendrika (leke) C.J. van den Burg	51,625	43,750	-	7,875	-	-	-
William T. Siegle	85,250	73,750	-	-	-	11,500	-
Pauline F.M. van der Meer Mohr	51,625	43,750	-	7,875	-	-	-
Wolfgang H. Ziebart	61,625	43,750	10,000	-	-	7,875	-

Total	567,125	428,750	35,000	27,250	27,250	35,125	13,750

Year ended December 31	2010	Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology and Strategy Committee	Other[1]

Arthur P.M. van der Poel	80,000	55,000	10,000	-	7,500	7,500	-
Jos W.B. Westerburgen	60,000	40,000	-	10,000	10,000	-	-
OB Bilous	95,000	70,000	-	-	7,500	7,500	10,000
Frits W. Fröhlich	55,000	40,000	15,000	-	-	-	-
Hendrika (leke) C.J. van den Burg	47,500	40,000	-	7,500	-	-	-
William T. Siegle	80,000	70,000	-	-	-	10,000	-
Pauline F.M. van der Meer Mohr	47,500	40,000	-	7,500	-	-	-
Wolfgang H. Ziebart	57,500	40,000	10,000	-	-	7,500	-

Total	522,500	395,000	35,000	25,000	25,000	32,500	10,000

1	To compensate for certain obligations ASML has towards the U.S. government as a result of the its acquisition of Silicon Valley Group in 2001, one U.S. member receives an additional EUR 10,000 to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 to fulfill this role. As the adjustment of the Supervisory Board’s remuneration became effective as per April 1, 2011, the Vice-Chairman fee paid over the financial year 2011 amounted to EUR 3,750.

In addition, a net cost allowance was paid to each Supervisory Board member in 2011, amounting to EUR 1,800 per year, and EUR 2,400 per year for the Chairman of the Supervisory Board.

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently owns shares or options on shares of the Company.

ASML ANNUAL REPORT 2011	F-44

22. Selected operating expenses and additional information

Personnel expenses for all payroll employees were:

Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

Wages and salaries	648,869	551,683	436,888
Social security expenses	52,550	42,468	38,533
Pension and retirement expenses	45,947	40,593	39,825
Share-based payments	12,430	12,109	13,394

Personnel expenses	759,796	646,853	528,640

The average number of payroll employees in FTEs employed during 2011, 2010 and 2009 was 7,627, 6,785 and 6,624 respectively. The total number of payroll and temporary personnel employed in FTEs per sector was:

As of December 31	2011	2010	2009

Customer Support	2,478	2,236	1,910
SG&A	723	727	679
Industrial Engineering	420	398	277
Manufacturing & Logistics	2,852	2,659	2,006
R&D	3,417	3,225	2,813
Total employees (in FTEs)	9,890	9,245	7,685

Less: Temporary employees (in FTEs)	1,935	2,061	1,137

Payroll employees (in FTEs)	7,955	7,184	6,548

In 2011, 2010 and 2009, a total of 4,313, 3,805 and 3,601 (on average) payroll employees in FTEs in the Company’s operations (excluding temporary employees), respectively, were employed in the Netherlands.

23. Research and development costs

R&D costs include credits for an amount of EUR 25.1 million, EUR 29.5 million, EUR 28.1 million during 2011, 2010 and 2009, respectively. R&D credits relate to world-wide (inter-)governmental funding for certain strategic development programs.

24. Interest income and expense

Interest income of EUR 41.2 million (2010: EUR 15.1 million and 2009: EUR 42.8 million) mainly relates to interest income on deposits, money market funds and on bank accounts, of which EUR 6.8 million (2010: EUR 3.6 million and 2009: EUR 27.9 million) relates to interest on cash pools which is reported on a gross basis in the consolidated statements of operations. From an economic and legal perspective this EUR 6.8 million (2010: EUR 3.6 million and 2009: EUR 27.9 million) interest income nets off against the same amount of interest expense.

25. Vulnerability due to certain concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, from time to time, the number of systems ASML has been able to produce has been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2011, ASML’s sales were not limited by the deliveries from Zeiss.

ASML sells a substantial number of lithography systems to a limited number of customers. See Note 20. Business failure of one of ASML’s main customers may result in adverse effects on its business, financial condition and results of operations.

ASML ANNUAL REPORT 2011	F-45

26. Capital stock

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

Ordinary shares

At ASML’s Annual General Meeting of Shareholders, held on April 20, 2011, the Board of Management was granted the authorization to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of the Company’s issued share capital as of the date of authorization, plus an additional 5.0 percent of the Company’s issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At ASML’s Annual General Meeting of Shareholders to be held on April 25, 2012, its shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 25, 2013 up to an aggregate maximum of 10.0 percent of the Company’s issued share capital.

Holders of ASML’s ordinary shares have a preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to ASML’s Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At ASML’s Annual General Meeting of Shareholders, held on April 20, 2011, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of the Company’s issued share capital as of the date of authorization. At ASML’s Annual General Meeting of Shareholders to be held on April 25, 2012, its shareholders will be asked to grant this authority through October 25, 2013. At this Annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares and options separately for a period of 18 months. As a consequence of the most recent changes in the Articles of Association of the Company, adopted at the Annual General Meeting of Shareholders held on April 20, 2011, the 10,000 ordinary shares with a nominal value of EUR 0.01 were canceled.

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and the Company’s Articles of Association. Any such repurchases are and remain subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s Annual General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through October 20, 2012, up to a maximum of three times 10.0 percent of the Company’s issued share capital as of the date of authorization (April 20, 2011) at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At the Company’s Annual General Meeting of Shareholders to be held on April 25, 2012, the Company’s shareholders will be asked to extend the authority to repurchase through October 25, 2013.

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

ASML ANNUAL REPORT 2011	F-46

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

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. As a consequence of the most recent changes in the Articles of Association of the Company, adopted at the Annual General Meeting of Shareholders held on April 20, 2011, the nominal value of the shares was increased from EUR 0.02 to EUR 0.09. Furthermore the number of cumulative preference shares was decreased from 3,150,005,000 to 700,000,000. Exercise of the Preference Share Option could effectively dilute the voting power of the outstanding ordinary shares by one-half. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares.

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

The Foundation is independent of the Company. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. As of January 1, 2012, the members of the Board of Directors of the Foundation are: Mr. A. Baan, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Dividend proposal

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the Annual General Meeting of Shareholders with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect any particular year in the future.

For 2011, a proposal to declare a dividend of EUR 0.46 per ordinary share of EUR 0.09 nominal value will be submitted to the Annual General Meeting of Shareholders to be held on April 25, 2012.

ASML ANNUAL REPORT 2011	F-47

27. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buy backs or repayment of capital, subject to our actual and anticipated level of cash generated from operations, the cash requirements for investment in our business, our current share price and other market conditions and relevant factors.

On April 20, 2011, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10.0 percent of our issued share capital as of the date of authorization through October 20, 2012.

On January 19, 2011, ASML announced its intention to repurchase up to EUR 1.0 billion of its own shares within the next two years. During 2011 the Company repurchased 25,674,576 shares for a total amount of EUR 700.0 million; of the shares repurchased 13,185,305 were cancelled in 2011. The company intends to cancel the remaining repurchased shares in 2012.

The following table provides a summary of shares repurchased by the Company in 2011:

Period	Total Number of Shares purchased	Average Price Paid per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Value of Shares That May Yet be Purchased Under The Plans or Programs [1]

January 20 - 31, 2011	78,975	29.13	78,975	997,699,182
February 1 - 28, 2011	1,599,019	31.42	1,677,994	947,457,186
March 1 - 31, 2011	2,988,801	30.33	4,666,795	856,819,199
April 1 - 30, 2011	2,413,449	27.68	7,080,244	790,017,324
May 2 - 31, 2011	4,814,924	27.26	11,895,168	658,770,101
June 1 - 30, 2011	1,677,557	25.20	13,572,725	616,498,695
July 1 - 29, 2011	2,245,788	25.50	15,818,513	559,238,654
August 1 - 31, 2011	2,907,848	23.59	18,726,361	490,649,449
September 1 - 30, 2011	2,887,514	25.46	21,613,875	417,147,453
October 3 - 31, 2011	1,440,646	27.53	23,054,521	377,488,352
November 1 - 30, 2011	1,649,792	29.01	24,704,313	329,630,685
December 1 - 31, 2011	970,263	30.54	25,674,576	300,000,025

Total	25,674,576	27.26

1	This table reflects the situation as at December 31, 2011. Subsequently, on January 18, 2012, the Company announced to increase the size of the program to a maximum amount of EUR 1,130 million.

28. Related Party Transactions

Consistent with the Company’s corporate responsibilities to its surrounding community and together with several other companies in the region, ASML entered into a loan agreement with a local sports club PSV N.V.; pursuant to which ASML provided PSV N.V., as of August 1, 2011, a 14 year, interest free, subordinated loan of EUR 5.0 million. The chairman of the Supervisory Board of ASML, Mr. Arthur van der Poel is currently (until June 2012) member of the Supervisory Board of PSV N.V. Mr. Peter Wennink (Chief Financial Officer of ASML) was appointed as member of the Supervisory Board of PSV N.V. as of August 2011.

Except for the above, there have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options described under Notes 17 and 21.

ASML ANNUAL REPORT 2011	F-48

29. Subsequent Events

Subsequent events were evaluated by the Company up to February 13, 2012, which is the issuance date of this Annual Report 2011. There are no subsequent events to report.

Veldhoven, the Netherlands

February 13, 2012

/s/ Eric Meurice,

Eric Meurice, Chief Executive Officer

/s/ Peter T.F.M. Wennink,

Peter T.F.M. Wennink, Chief Financial Officer

ASML ANNUAL REPORT 2011	F-49

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of ASML Holding N.V.:

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 (all expressed in euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Accountants B.V.

Deloitte Accountants B.V.

Eindhoven, The Netherlands

February 13, 2012

ASML ANNUAL REPORT 2011	F-50

Exhibits

Exhibit Index

Exhibit No.	Description

1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 12 to the Registrant’s. Registration Statement on Form 8-A/A, filed with the Commission on May 20, 2011

2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017 (Incorporated by reference to the Registrant’s Annual Report for the year ended December 31, 2008)

4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) [1]

4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) [1]

4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)

4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)

4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) [1]

4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) [1]

4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))

4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))

4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))

4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))

4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))

4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))

4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))

4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 the Commission on March 7, 2007 (file No. 333-141125))

4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))

4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No 333-147128))

4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))

4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))

4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))

4.27	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))

4.28	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))

Exhibit No.	Description

4.29	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))

4.30	ASML Share and Option Purchase Plan for Employees (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 20, 2010 (file No. 333-170034))

8.1	List of Main Subsidiaries [2]

12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]

13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [2]

15.1	Consent of Deloitte Accountants B. V. [2]

101.INS	XBRL Instance Document [2]

101.SCH	XBRL Taxonomy Extension Schema Document [2]

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]

101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]

1	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission
2	Filed at the Commission herewith