Form 20-F
period 2012-12-31
ASML HOLDING NV
filed 2013-02-13
CIK 937966

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2012

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

407,165,221 Ordinary Shares

(nominal value EUR 0.09 per share)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes (x) No ( )

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

ASML ANNUAL REPORT 2012

Form 20-F

ASML ANNUAL REPORT 2012

Contents

Part I

1	Item 1 Identity of Directors, Senior Management and Advisors

1	Item 2 Offer Statistics and Expected Timetable

1	Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

11	Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plant and Equipment

20	Item 4A Unresolved Staff Comments

20	Item 5 Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

40	Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

48	Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

51	Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

51	Item 9 The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

53	Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

ASML ANNUAL REPORT 2012

63	Item 11 Quantitative and Qualitative Disclosures About Market Risk

65	Item 12 Description of Securities Other Than Equity Securities

Part II

67	Item 13 Defaults, Dividend Arrearages and Delinquencies

67	Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

67	Item 15 Controls and Procedures

67	Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
F. Change in Registrant’s Certifying Accountant
G. Corporate Governance
H. Mine Safety Disclosure

Part III

73	Item 17 Financial Statements

73	Item 18 Financial Statements

73	Item 19 Exhibits

ASML ANNUAL REPORT 2012

ASML ANNUAL REPORT 2012

Part I

Special Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report on Form 20-F (“Annual Report”) contains statements relating to our future business and/or results. These statements include certain projections and business trends that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. They appear in a number of places throughout this report and include, without limitation, expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, intercircuit (“IC”) unit demand, financial results, statements about our co-investment program including potential funding commitments in connection with that program, statements about our agreement to acquire Cymer Inc. (“Cymer”) including the expected benefits of the acquisition and the development of EUV technology and volume production systems. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of ASML and readers should not place undue reliance on them.

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

ASML ANNUAL REPORT 2012	1

Five-Year Financial Summary

Year ended December 31 (in thousands, except per share data)	2012 EUR	2011 EUR	[2]	2010 EUR	2009 EUR	2008 EUR

Consolidated Statements of Operations data
Net sales	4,731,555	5,651,035		4,507,938	1,596,063	2,953,678
Cost of sales	2,726,298	3,201,645		2,552,768	1,137,671	1,938,164

Gross profit on sales	2,005,257	2,449,390		1,955,170	458,392	1,015,514
Research and development costs	589,182	590,270		523,426	466,761	516,128
Selling, general and administrative costs	259,301	217,904		181,045	154,756	210,172

Income (loss) from operations	1,156,774	1,641,216		1,250,699	(163,125)	289,214
Interest income (expense), net	(6,196)	7,419		(8,176)	(8,425)	20,430

Income (loss) before income taxes	1,150,578	1,648,635		1,242,523	(171,550)	309,644
(Provision for) benefit from income taxes	(4,262)	(181,675)		(220,703)	20,625	12,726

Net income (loss)	1,146,316	1,466,960		1,021,820	(150,925)	322,370

Earnings per share data
Basic net income (loss) per ordinary share	2.70	3.45		2.35	(0.35)	0.75
Diluted net income (loss) per ordinary share[1]	2.68	3.42		2.33	(0.35)	0.74

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	424,096	425,618		435,146	432,615	431,620
Diluted[1]	426,986	429,053		438,974	432,615	434,205

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.
2	As of January 1, 2011, we adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2012	2

Five-Year Financial Summary

As of December 31	2012		2011	[1]	2010	2009	2008
(in thousands, unless otherwise indicated)	EUR		EUR		EUR	EUR	EUR

Consolidated Balance Sheets data
Cash and cash equivalents	1,767,596		2,731,782		1,949,834	1,037,074	1,109,184
Short-term investments	930,005		-		-	-	-
Working capital[2]	3,745,559		3,473,767		2,787,220	1,704,714	1,964,906
Total assets	7,410,478		7,260,815		6,180,358	3,764,151	3,977,478
Long-term debt[3]	759,490		736,368		710,060	699,756	685,134
Total shareholders’ equity	4,066,893		3,444,154		2,773,908	1,774,768	1,988,769
Share capital	37,470		38,354		39,293	39,028	38,887

Consolidated Statements of Cash Flows data
Depreciation and amortization	186,620		165,185		151,444	141,631	121,423
Impairment	3,234		12,272		8,563	15,896	25,109
Net cash provided by operating activities	703,478		2,070,440		940,048	99,194	282,979
Purchase of property, plant and equipment	(171,879)		(300,898)		(128,728)	(104,959)	(259,770)
Purchase of available for sale securities	(1,379,997)		-		-	-	-
Maturity of available for sale securities	449,993		-		-	-	-
Acquisition of subsidiary (net of cash acquired)	(10,292)		-		-	-	-
Net cash used in investing activities	(1,119,833)		(300,898)		(124,903)	(98,082)	(259,805)
Net proceeds from issuance of shares	3,907,666		34,084		31,000	11,073	11,475
Capital repayment	(3,728,324)		-		-	-	-
Purchase of shares in conjunction with conversion rights of bondholders and share-based payments	-		-		-	-	(87,605)
Dividend paid	(188,892)		(172,645)		(86,960)	(86,486)	(107,841)
Deposits from customers	-		(150,000)		150,000	-	-
Purchase of shares	(535,373)		(700,452)		-	-	-
Net cash provided by (used in) financing activities	(545,583)		(991,561)		92,702	(74,874)	(186,471)
Net increase (decrease) in cash and cash equivalents	(964,186)		781,948		912,760	(72,110)	(162,452)

Ratios and other data
Gross profit as a percentage of net sales	42.4		43.3		43.4	28.7	34.4
Income (loss) from operations as a percentage of net sales	24.4		29.0		27.7	(10.2)	9.8
Net income (loss) as a percentage of net sales	24.2		26.0		22.7	(9.5)	10.9
Shareholders’ equity as a percentage of total assets	54.9		47.4		44.9	47.1	50.0
Income taxes as a percentage of income (loss) before income taxes	0.4		11.0		17.8	12.0	(4.1)
Sales of systems (in units)	170		222		197	70	151
Average selling price of system sales (in millions)	22.4		22.0		19.8	16.8	16.7
Value of systems backlog excluding EUV (in millions)[4,5]	1,214.1		1,732.5		3,855.7	2,113.7	857.3
Systems backlog excluding EUV (in units)[4,5]	46		71		157	69	41
Average selling price of systems backlog excluding EUV (in millions)[4,5]	26.4		24.4		24.6	30.6	20.9
Value of booked systems excluding EUV (in millions)[4,5]	3,312.3		2,909.3		6,212.7	2,535.4	1,730.9
Net bookings excluding EUV (in units)[4,5]	144		134		285	98	103
Average selling price of booked systems excluding EUV (in millions)[4,5]	23.0		21.7		21.8	25.9	16.8
Number of payroll employees in FTEs[6]	8,497		7,955		7,184	6,548	6,930
Number of temporary employees in FTEs[6]	2,139		1,935		2,061	1,137	1,329
Increase (decrease) net sales in percentage	(16.3)		25.4		182.4	(46.0)	(21.6)
Number of ordinary shares issued and outstanding (in thousands)	407,165		413,669		436,593	433,639	432,074
ASML share price in euro[7]	48.00		32.48		28.90	24.00	12.75
Volatility 260 days in percentage of ASML shares[8]	28.64		32.46		30.25	38.45	51.14
Dividend per ordinary share in euro	0.53	[9]	0.46		0.40	0.20	0.20
Dividend per ordinary share in U.S. dollar	0.73	[9,10]	0.60		0.54	0.27	0.26

1	As of January 1, 2011, we adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 to the consolidated financial statements.
2	Working capital is calculated as the difference between total current assets and total current liabilities.
3	Long-term debt includes the current portion of long-term debt.
4	Our systems backlog and net bookings include only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned.
5	From January 1, 2011, we value our net bookings and systems backlog at system sales value including factory options. Before January 1, 2011, we valued net bookings and systems backlog at full order value (i.e. including factory options, field options and services). The comparative figures for prior periods have not been adjusted because the impact on the comparative figures is insignificant (approximately EUR 20.0 million negative impact on backlog value as of December 31, 2010).
6	Full-time employees (“FTEs”).
7	Closing price at year-end of our ordinary shares listed on NYSE Euronext Amsterdam (“NYSE Euronext Amsterdam”) (source: Bloomberg Finance LP).
8	Volatility represents the variability in our share price on NYSE Euronext Amsterdam as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).
9	Subject to approval of the Annual General Meeting of Shareholders (“AGM”) to be held on April 24, 2013.
10	The exchange rate used to convert the proposed dividend per ordinary share is the exchange rate at February 1, 2013.

ASML ANNUAL REPORT 2012	3

Exchange Rate Information

We publish our consolidated financial statements in euros. In this Annual Report, references to “euro” or “EUR” are to euros, and references to “U.S. dollar” or “USD” are to United States dollars.

A portion of our net sales and expenses is, and historically has been, denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. “Operating Results – Foreign Exchange Management”.

The following are the Noon Buying Rates certified by the Federal Reserve Bank for customs purposes (the “Noon Buying Rate”), expressed in U.S. dollars per euro.

Calendar year	2013 (through February 1, 2013)	2012	2011	2010	2009	2008

Period End	1.37	1.32	1.30	1.33	1.43	1.39
Period Average [1]	1.36	1.29	1.40	1.33	1.39	1.47
Period High	1.37	1.35	1.49	1.45	1.51	1.60
Period Low	1.30	1.21	1.29	1.20	1.25	1.24

1	The average of the Noon Buying Rates on the last business day of each month during the period presented.

Months of	February 2013 (through February 1, 2013)	January 2013	December 2012	November 2012	October 2012	September 2012	August 2012

Period High	1.37	1.36	1.33	1.30	1.31	1.31	1.26
Period Low	1.37	1.30	1.29	1.27	1.29	1.26	1.21

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

Risks Related to the Semiconductor Industry

The Semiconductor Industry is Highly Cyclical and We May Be Adversely Affected by Any Downturn

As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, of which the timing, duration and volatility are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

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

ASML ANNUAL REPORT 2012	4

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

The ongoing financial crises that have affected the international banking system and global financial markets since 2008 have been in many respects unprecedented. Concerns persist over the debt burden of certain Eurozone countries and their ability to meet future obligations, the overall stability of the euro, and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns could lead to the re-introduction of the individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the euro currency entirely. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our euro-denominated assets and obligations. In addition, remaining concerns over the effect of this financial crisis on financial institutions in Europe and globally, and the instability of the financial markets and the global economy in general could result in a number of follow-on effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays, (ii) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (iii) other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead-time to successfully complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues, damage to customer relationships and we may lose market share.

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

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our research and development (“R&D”) programs and the timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”) and 450mm wafer technology. If we are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products or for any other reasons, we would not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.

The success of EUV remains particularly dependent on light source (laser) availability and continuing related technical advances by us and our suppliers, as well as infrastructure developments in masks and photoresists, without which the EUV tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. A delay in the developments of these tools could discourage or result in much slower adoption of this technology. If the technologies that we pursue to assist our customers in producing smaller and more efficient chips, are not as effective

ASML ANNUAL REPORT 2012	5

as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on lithography, this may adversely affect our business, financial condition and results of operations.

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

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview, Intellectual Property”, Note 10 and Note 18 to our consolidated financial statements.

We compete primarily with Nikon Corporation (“Nikon”) and to a lesser degree with Canon Kabushiki Kaisha (“Canon”). Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins which could have a material adverse effect on our business, financial condition and results of operations.

In addition, to competitors in lithography, we may face competition with respect to alternative technologies for the non-critical layers or for all layers. The failure to keep pace with Moore’s law, which postulates that the number of transistors on a chip doubles approximately every 18 to 24 months at equivalent marginal costs, or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.

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

The number of lithography systems we are able to produce is limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview – Manufacturing, Logistics and Suppliers”. In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, used in our high resolution steppers and Step & Scan systems, and the extreme ultraviolet light source, used in our third-generation (NXE:3300B) EUV systems, are available from only a very limited number of suppliers.

Manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and could result in delays by our suppliers. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2012	6

A High Percentage of Net Sales Is Derived from a Few Customers

Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2012, recognized sales to our largest customer accounted for EUR 1,236.1 million, or 26.1 percent of net sales, compared with EUR 1,311.7 million, or 23.2 percent of net sales, in 2011. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for 58.9 percent of accounts receivable and finance receivables at December 31, 2012, compared with 35.5 percent at December 31, 2011. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Systems

We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (170 units in 2012 and 222 units in 2011), with an average selling price (“ASP”) in 2012 of EUR 22.4 million (EUR 24.8 million for new systems and EUR 7.6 million for used systems) and an ASP in 2011 of EUR 22.0 million (EUR 24.5 million for new systems and EUR 3.8 million for used systems). As a result, the timing of recognition of revenue from a small number of system sales may have a significant impact on our net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	a downturn in the highly cyclical semiconductor industry;
•	unanticipated shipment rescheduling;
•	cancellation or order push-back by customers;
•	unexpected manufacturing difficulties; and
•	delays in deliveries by suppliers

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our results of operations for that period. In particular our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future for the reasons discussed above.

The Pace of Introduction of Our New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays and by Significant Costs

The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with every new generation as a result of increasing technological complexity. In particular, the development of an EUV volume production system is dependent on, and subject to the successful implementation of, technology related to the light source and other technologies specific to EUV. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

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

ASML ANNUAL REPORT 2012	7

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

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of management resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.

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

We also may incur substantial licensing or settlement costs, which although potentially strengthening or expanding our intellectual property rights or limiting our exposure to intellectual property claims of third parties, may have a material adverse effect on our business, financial condition and results of operations.

From late 2001 through 2004, ASML was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices (the “Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. Beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products utilizing patents that are valid and enforceable.

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

In particular, 31.3 percent of our 2012 net sales and 20.3 percent of our 2011 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2012	8

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our key suppliers, including Zeiss, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.

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

See Item 5.A. “Operating Results – Foreign Exchange Management”.

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

Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our management from day-to-day operations of our existing business. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.

We have entered into an agreement to acquire all of the outstanding shares of Cymer Inc. (“Cymer”). However the Cymer acquisition is subject to closing conditions, including review by U.S. and international regulators. Although closing is expected to occur within the first half of 2013, there is no assurance that the transaction will be completed within the expected time period or at all. If our acquisition of Cymer is not completed, we may need to develop EUV light source technology ourselves, which could lead to significant costs and delays in the introduction of EUV systems.

ASML ANNUAL REPORT 2012	9

We expect that the acquisition of Cymer will make EUV technology more efficient, prevent additional delays in the introduction of EUV technology, and simplify the supply chain of EUV modules. However, achieving the benefits of the acquisition will depend in part on the integration of our development organization, operations and employees with those of Cymer in a timely and efficient manner, so as to minimize the risk that the transaction will result in a delay in the development of EUV as result of the loss of key employees of Cymer or the diversion of the attention of management. There can be no assurance that Cymer will be successfully integrated in our business or that any of the anticipated benefits will be realized. Even if we are able to successfully integrate Cymer, there is no assurance that this transaction will result in successful development of our EUV technology.

Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees

Our business and future success significantly depend upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The EUV and 450mm R&D programs associated with the non-recurring research and development (“NRE”) commitments under the Customer Co-Investment Program will require a significant number of qualified employees. If we are unable to attract sufficient numbers of qualified employees, this could affect our ability to conduct our EUV and 450mm research programs on a timely basis, which could adversely affect our business, financial condition and results of operations.

In addition, the increasing complexity of our products results in a longer learning-curve for new and existing employees leading to an inability to decrease cycle times and may result in the incurrence of significant additional costs, which could adversely affect our business, financial condition and results of operations.

See Item 4.B. “Business Overview, Customer Co-Investment Program”.

Risks Related to Our Ordinary Shares

We May Not Declare Cash Dividends at All or in Any Particular Amounts in Any Given Year

We aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the Board of Management may decide to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on our share price.

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

Our authorized share capital also includes a class of cumulative preference shares and we have granted “Stichting Preferente Aandelen ASML”, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

See Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association”.

ASML ANNUAL REPORT 2012	10

Participating Customers in our Customer Co-Investment Program Together Own a Significant Amount of our Ordinary Shares

In the Customer Co-Investment Program, Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”) (collectively referred to as “participating customers”) through certain wholly-owned subsidiaries, acquired 15%, 5% and 3%, of our shares, respectively (such percentages give effect to our Synthetic Share Buyback in November 2012).

The interests of the participating customers may not always coincide with the interests of other holders of our shares. The shares acquired by the participating customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the participating customers may only vote those shares in General Meetings in exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, the approval of a significant change in the identity or nature of ASML or its business, any amendment to the Articles of Association that would materially affect the specific voting rights of Intel, TSMC and Samsung or that would cause a significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business. When such exceptional circumstances occur, the participating customers, and in particular Intel, will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.

The participating customers have also agreed that they will not, without our prior written consent, transfer any of the ordinary shares they acquired in the Customer Co-Investment Program (or depositary receipts representing those shares) until two years and six months after the date they acquired such shares (September 12, 2012 for Intel and Samsung; October 31, 2012 for TSMC). Upon expiry of such period, the ordinary shares held by participating customers are freely transferable, subject to orderly market arrangements and certain other restrictions. Any sales of significant amounts of shares by participating customers in the program could have a negative effect on our share price.

See Item 4.B. “Business Overview, Customer Co-Investment Program”.

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

From time to time, we pursue acquisitions of businesses that we believe will complement or enhance our core lithography business. These have included amongst others the acquisition of MaskTools division in 1999, Silicon Valley Group (“SVG”) in 2001, Brion Technologies, Inc. (“Brion”) in 2007 and the acquisition of Wijdeven Motion Holding B.V. and Wijdeven Motion B.V. (hereafter jointly referred to as “Wijdeven Motion”) in October 2012.

On October 16, 2012, we entered into a merger agreement (the “Merger Agreement”) with Cymer. Pursuant to the merger agreement, we will acquire each share of Cymer’s common stock for consideration per Cymer share of USD 20.00 in cash and ordinary shares of ASML equal to a fixed ratio of 1.1502 ASML ordinary shares per share of Cymer common stock. The Merger Agreement provides for the acquisition of all of the outstanding shares of Cymer by a wholly-owned subsidiary of ASML US Inc., an indirect wholly-owned subsidiary of ASML Holding N.V. Completion of the merger is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On february 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, however there is no assurance that the transaction will be completed within the expected time period or at all. See “Risk Factors, We May Be Unable to Make Desirable Acquisitions or to Integrate Any Businesses We Successfully Acquire”.

See Item 4.B. “Business overview, Research and development” and item 10.C. “Material Contracts, Cymer Merger” for more information on our agreements to acquire Cymer.

ASML ANNUAL REPORT 2012	11

Capital Expenditures and Divestures

Our capital expenditures (purchases of property, plant and equipment) for 2012, 2011 and 2010 amounted to EUR 171.9 million, EUR 300.9 million and EUR 128.7 million, respectively. Our capital expenditures in these years mainly related to (i) the construction of our production facilities in Veldhoven, the Netherlands, for our latest technologies such as EUV and an improved version of the TWINSCAN platform, (ii) information technology investments, and (iii) leasehold improvements to our facilities. Capital expenditures are primarily financed through cash provided by operating activities. Divestures, mainly consisting of machinery and equipment, amounted to EUR 2.3 million for 2012, EUR 3.4 million for 2011 and EUR 6.7  million for 2010. See Note 11 to our consolidated financial statements.

B. Business Overview

We are one of the world’s leading providers (measured in revenue) of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has approximately 8,500 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries.

Our business model

Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•

offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms and advanced applications outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	providing customer services that ensure rapid, efficient installation and superior support and training to optimize manufacturing processes of our customers and improve productivity;
•	maintaining appropriate levels of R&D to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date enhancing/following Moore’s law;
•	enhancing the capabilities of the installed base of our customers through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
•	reducing the cycle time between a customer’s order of a system and the use of that system in volume production;
•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies;
•	improving the reliability and uptime of our installed system base; and
•	providing refurbishing services that effectively increase residual value by extending the life of equipment.

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

Our systems use a mask to achieve the required chip pattern. A mask is a flat, transparent quartz plate containing an opaque microscopic pattern: an image of the electronic circuitry for one layer of a chip. The mask is placed in a scanner where intense light passing through it projects the pattern, via a series of reducing lenses, onto part of the wafer. Before exposure, the wafer is coated with photo resist and positioned so that the projected pattern aligns with existing features on the wafer. After exposure and developing, the pattern left on the wafer surface is used to selectively process and build up the next layer.

ASML ANNUAL REPORT 2012	12

Customer Roadmaps

The four major customer sectors to which we sell our products are micro-processor manufacturers and Foundries (together “Logic”), NAND-Flash memory and DRAM memory chipmakers (together “Memory”).

Supported by their technology roadmaps, IC manufacturers continue to show interest in shrinking resolution as a means to lower manufacturing costs per unit or adding value through more functional integration. We believe that the leading IC manufacturers have plans to migrate their production capabilities in the foreseeable future to resolutions beyond 10 nanometer (“nm”), for which they will require state-of-the-art lithography equipment.

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

Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems suitable for i-line, Krypton Fluoride (“KrF”) and Argon Fluoride (“ArF”) processing of wafers up to 200 mm in diameter and are employed in volume manufacturing to achieve design nodes requiring resolutions down to 90 nm.

We offer TWINSCAN systems, based on i-line, KrF and ArF processing of wafers up to 300 mm in diameter for manufacturing environments for which design resolutions down to 38 nm are required. The modular upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design TWINSCAN. Introduced in 2000, the TWINSCAN platform, is the basis for our current and next-generation Step-and Scan systems, which are capable of extending shrink technology down to the 38 nm node and beyond.

We are one of the world’s leaders (measured in revenues) in the innovation of immersion technologies and we were the world’s first producer of dual-stage design TWINSCAN systems. Wafer measurement, including focus and alignment, is completed on the dry stage, while the imaging process, using water applied between the wafer and the lens, is completed on the wet stage. The dual-stage advantage of TWINSCAN immersion systems enables our customers to benefit from the process enhancements of immersion while continuing to use familiar and proven metrology technology.

Furthermore, we continuously develop and sell a range of product options and enhancements designed to increase productivity and improve imaging and overlay to optimize value of ownership over the entire life of our systems.

The NXE platform (“NXE”) is based on a new platform utilizing the concepts of the TWINSCAN platform. NXE extends the industry proven modularity of our TWINSCAN NXT system (“NXT”) with new innovative technologies to support EUV imaging in several system critical areas, including the EUV light source, the reflective mirror optical system and all encompassed within a vacuum system. NXE is targeted for production of ICs down to 16 nm and beyond. It is equipped with EUV light source technology, based upon tin plasma, producing light at a wavelength of 13.5 nm. In addition, the NXE system has an innovative optical technology utilizing reflective mirrors rather than the traditional refractive optics with a numerical aperture (“NA”) of 0.25 – 0.33. The light in NXE operates in a vacuum environment, through the entire optical train to wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide our customers a roadmap for future shrink, and we expect it to become the Lithography technology for the coming years. The success of EUV remains particularly dependent on light source (laser) availability and continuing related technical advances by us and our suppliers, as well as infrastructure developments in masks and photoresists. We are actively working with our suppliers to improve the availability and performance of the light source and to achieve these related technical advances.

ASML ANNUAL REPORT 2012	13

Cymer

We have agreed to acquire Cymer, subject to certain closing conditions. We believe that the acquisition of Cymer, if completed, will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of EUV technology. Without the acquisition, we do not believe that Cymer would have sufficient resources to complete the development of the EUV source and as a result, the only way to make the EUV source development successful without additional delay is through the acquisition of Cymer. In addition we believe that the acquisition will allow us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, reducing risk and increasing development speed.

Completion of the merger is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On february 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, however there is no assurance that the transaction will be completed within the expected time period or at all. See “Risk Factors, We May Be Unable to Make Desirable Acquisitions or to Integrate Any Businesses We Successfully Acquire”.

See also Item 10.C “Material Contracts, Cymer Merger”.

Product Development

In 2003, we introduced the second-generation of TWINSCAN (“XT”) systems with a 50 percent reduction in the main production area occupied by our system.

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

Also in 2006, we started volume production of the TWINSCAN XT:1700i (“XT:1700i”), a 193 nm immersion scanner capable of imaging at the 45 nm node in volume production environments. With a catadioptric lens design, this system featured a NA of 1.2, substantially higher than that of its predecessor, the XT:1400, which had a NA of 0.93, exceeding the non-immersion barrier of 1.0. The XT:1700i has enabled chipmakers to improve resolution by 30 percent and has been employed in the development and manufacturing of the latest advanced generation of ICs.

The acquisition of Brion in 2007 enabled us to improve the implementation of optical proximity correction (“OPC”) technology and resolution enhancement techniques (“RET”) such as double patterning technology (“DPT”) and Source-Mask Optimization (“SMO”) for masks. These improvements are extending the practical resolution limits of our ArF immersion products. Brion’s computational lithography capabilities have enabled us to offer products that further improve the set-up and control of our lithography systems.

Our current computational lithography portfolio comprises both traditional products (such as RET/OPC/DPT/SMO), as well as solutions that directly interface with the numerous calibration controls in our scanner to optimize performance. Our computational lithography products capture detailed knowledge of scanner design and real performance, which enables them to accurately predict real-life manufacturing performance. These predictions are essential in addressing possible ramp-up and yield problems in advance, potentially avoiding months of delay in time-to-market for our customers. The same prediction capabilities allow our scanners to be optimally calibrated for improved performance in production, given specific chip designs or masks, thereby achieving improved yield.

Once a scanner is optimally set-up for a given application, we also offer scanner control solutions that ensure that the performance of the lithographic process remains optimal and stable throughout production. These scanner control solutions leverage the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as mask deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical polishing fingerprints. To provide a total solution for scanner control we offer our own advanced wafer metrology system (“Yieldstar”).

In 2007, we began volume shipment of the XT:1900i, with a new industry benchmark of 1.35 NA, which is close to the practical limit for water-based immersion technology. This optical lithography system is capable of volume production of ICs down to 40 nm and below and is used for high volume IC manufacturing at multiple customers worldwide.

ASML ANNUAL REPORT 2012	14

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

In 2009, we announced Tachyon SMO, a new product that provides the industry with improved manufacturable imaging solutions and is a major advancement of our industry standard SMO technology, which was currently in use by leading logic and memory manufacturers.

In 2009, we introduced FlexRay™ programmable illumination and BaseLiner™ scanner matching technology. Together, they offer scanner stability optimization and stabilize manufacturing process windows.

Also in 2009, we announced an improved version of the TWINSCAN platform called NXT featuring new stage and position control technology, providing improved imaging and overlay performance for immersion. Initial shipments started in the third quarter of 2009 and volume production and shipments commenced in 2010. By the end of 2011, three TWINSCAN NXT systems with throughput of 200 wafers per hour had been shipped to customers.

In 2010, we shipped the first second-generation EUV system called NXE:3100, and five more were shipped in 2011. EUV will provide a large “process window” and much greater shrink compared with current approaches and we expect it to become the lithography solution for the next decade. The NXE:3100 combine a wavelength of 13.5 nm and an optical system with a NA of 0.25 to provide imaging at a resolution of 27 nm.

In 2011, we received 11 orders for the successor to the NXE:3100, the third-generation, high-volume EUV system (“NXE:3300B”). We expect to ship our first NXT:3300B in the second quarter of 2013 and we are targeting for a maximum of 11 potential shipments in 2013. The third-generation EUV systems combine a wavelength of 13.5 mm and an optical system with a numerical aperture of 0.33 to provide imaging at a resolution of 22 nm. The enhancements or extensions of the NXE:3300B enable the improved performance, in the same manner that upgrades to the NXT platform improve its productivity.

Also in 2012, we delivered TWINSCAN NXT:19X0 immersion systems which enable our customers to increase the productivity to more than 200 wafers per hour.

The table below outlines our current product portfolio of Stepper and Scanner Systems by resolution and wavelength.

ASML lithography product portfolio of Step & Scan Systems

System	Resolution	Wavelength	Lightsource	Numerical aperture

PAS 5500 SYSTEMS
PAS 5500/4X0	280 nm	365 nm	i-line	0.48-0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50-0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55-0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50-0.75

TWINSCAN SYSTEMS
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:450	220 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:8X0	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:1000	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1450	65 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1700 immersion	45 nm	193 nm	ArF	0.75-1.20
TWINSCAN XT:1900 immersion	40 nm	193 nm	ArF	0.85-1.35
TWINSCAN XT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35
TWINSCAN NXT:19X0 immersion	38 nm	193 nm	ArF	0.85-1.35

EUV
NXE:3100	27 nm	13.5 nm	EUV	0.25
NXE:3300B	22 nm	13.5 nm	EUV	0.33

ASML ANNUAL REPORT 2012	15

The table above can be further explained by the following notes:

•

This table does not include older (including pre-used) products sold on the PAS 2500, PAS 5000 and PAS 5500 platforms or system enhancements on steppers and scanners and other products (e.g. Yieldstar or computational lithography products).

•	XT is a TWINSCAN system for 200 and 300 mm wafer sizes.
•	Wavelength refers to the frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC.
•	1 nm is equal to one billionth of a meter.
•	The X in the product number represents different models in the product portfolio within the same resolution. For example XT:8X0 can either represent XT:800 or XT:850.
•	NXT is an improved version of the current TWINSCAN system, introducing new stages and stage position control technology, which enable improved imaging and overlay.
•	NXE is a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body.

We have been developing Yieldstar for overlay and critical dimension (CD) measurements by using scatterometry technology. Yieldstar scatterometry provides high accuracy and low cost wafer metrology data that can be used for further improving the NXT/NXE performance.

Sales, Customer Support and Customers

We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems at customer sites. We also offer refurbished and remanufactured tools, system upgrades and enhancements, and technical training.

We market and sell our products through our direct sales force.

Our field sales, field engineers and applications, service and technical support specialists are located throughout Asia, the United States and Europe. We have established the ASML Center of Excellence (“ACE”) in Taiwan, Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long-term growth. ACE features customer support, training, logistics, refurbishment, technology, application development and will also produce all Yieldstar systems. ACE also enables sourcing of selected equipment modules, components and services in the region. Finally, ACE is used as a training center to develop worldwide talent for our workforce.

Customers and Geographic Regions

In 2012, recognized sales to our largest customer accounted for EUR 1,236.1 million, or 26.1 percent of net sales, compared with EUR 1,311.7 million, or 23.2 percent of net sales, in 2011 (2010: EUR 1,270.8 million or 28.2 percent of net sales). We expect that sales to a limited number of customers will continue to account for a high percentage of our net sales in any particular period for the foreseeable future.

In 2012, we derived 70.7 percent of net sales from Asia, 23.9 percent from the United States and 5.4 percent from Europe (2011: Asia: 66.5 percent; US: 24.6 percent and Europe: 8.9 percent; 2010: Asia: 80.5 percent; US: 15.0 percent and Europe: 4.5 percent). See Note 20 to our consolidated financial statements.

Manufacturing, Logistics and Suppliers

Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning/testing of a finished system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities (subassembly, final assembly and system fine tuning/testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing”, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

Our value sourcing strategy is based on the following strategic principles:

•	maintaining long-term relationships with our suppliers;
•	sharing risks and rewards with our suppliers;
•	dual sourcing of knowledge, globally, together with our suppliers; and
•	single, dual or multiple sourcing of products, where possible or required.

ASML ANNUAL REPORT 2012	16

Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology and total costs.

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. In 2012, 28.0 percent of our aggregate cost of sales was purchased from Zeiss (2011: 28.7 percent; 2010: 31.4 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for our systems. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. However, in 2012 our production was not limited by the deliveries from Zeiss.

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

See also Item 3.D. “Risk Factors, The Number of Systems We Can Produce is Limited by Our Dependence on a Limited Number of Suppliers of Key Components”.

We have a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

Research and Development

The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to R&D programs, and we expect to continue to allocate significant resources to these efforts. In addition, we have established sophisticated development centers in the Netherlands, the United States and Asia. We are also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.

We apply for subsidy payments in connection with specific development projects under programs sponsored by the Dutch government, the European Union, the United States government and the Taiwanese government. These direct government grants are designed to stimulate high-risk research for the medium and long term future. R&D credits amounted to EUR 17.9 million in 2012, compared with EUR 25.1 million in 2011 and EUR 29.5 million in 2010.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers.

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

ASML ANNUAL REPORT 2012	17

semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. In 2012, the use of holistic lithography solutions continued to grow. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

In 2010, we achieved a major milestone with EUV lithography when we shipped our first second-generation (NXE:3100) system to a customer’s manufacturing site. In 2011 five additional EUV systems were shipped. These second generation-systems (NXE:3100) are used by our customers to develop their EUV manufacturing process before high-volume EUV systems will become available.

In 2011, we received 11 orders for the successor to the NXE:3100, the third-generation, high-volume EUV system. We expect to ship our first NXT:3300B in the second quarter of 2013 and we are targeting for a maximum of 11 potential shipments in 2013. The third-generation EUV systems combine a wavelength of 13.5 mm and an optical system with a numerical aperture of 0.33 to provide imaging at a resolution of 22 nm.

During 2012, our NXE:3100 pre-production systems have exposed a cumulative total of more than 30,000 wafers at customers sites, enabling successful recipe developments for the sub 14 nm Logic and 22 nm DRAM nodes. Imaging of the NXE:3300B continues to improve by showing results down to 14 nm. With respect to the EUV light source power, we have been able to show a stable full-field expose power of up to 40 Watts.

Also in 2012, we delivered TWINSCAN NXT:19X0 immersion systems which enable our customers to increase the productivity to more than 200 wafers per hour.

We invested EUR 589.1 million in R&D in 2012, compared with EUR 590.3 million in 2011 and EUR 523.4 million in 2010. We focused our R&D investments on EUV, immersion, and holistic lithography solutions and we accelerated our 450mm wafer size R&D investments, also as result of the Customer Co-Investment Program, announced July 9, 2012. See item 4.B. “Research and Development, Customer Co-Investment Program”.

Customer Co-Investment Program

On July 9, 2012, we announced our Customer Co-Investment program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The participating customers agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program creates risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the Customer Co-Investment Program consist of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into Non Recurring Engineering funding agreements with the participating customers.

In addition, the participating customers also agreed to invest in ordinary shares equal to an aggregate for all participating customers of 23% of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012) with the proceeds of the share issuance, EUR 3.85 billion, being returned to the holders of ordinary shares (excluding the participating customers) through a Synthetic Share Buyback, executed in November 2012.

See Item 10.C “Material Contracts, Customer Co-Investment Program”.

Cymer

We have agreed to acquire Cymer, subject to certain closing conditions. We believe that the acquisition of Cymer, if completed, will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of, EUV technology. Without the acquisition, we do not believe that Cymer would have sufficient resources to complete the development of the EUV source and as a result, the only way to make the EUV source development successful without additional delay is through the acquisition of Cymer. In addition we believe that the acquisition will allow us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, reducing risk and increasing development speed.

Completion of the merger is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On February 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, however there is no assurance that the transaction will be completed within the expected time

ASML ANNUAL REPORT 2012	18

period or at all. See “Risk Factors, We May Be Unable to Make Desirable Acquisitions or to Integrate Any Businesses We Successfully Acquire”.

See also Item 10.C “Material Contracts, Cymer Merger”.

Intellectual Property

We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by or for us, alternatively, to have license rights in place with respect to such technology.

In 2007, ASML and Zeiss signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture ICs. There was no transfer of technology and no payment was made among the parties.

From late 2001 through 2004, we were party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases and a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices (the “Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007. The license period for certain patents subject to the Nikon Cross-License Agreement, which were not perpetually licensed, ended on December 31, 2009. Pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 to December 31, 2014 (the “Cross-License Transition Period”), not to bring suit for claims related to infringement of those patents or for claims related to infringement of patents issued during the Cross-License Transition Period. However, under the terms of the Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products utilizing patents that are valid and enforceable.

See Item 3.D. “Risk Factors, Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business” and “Risk Factors, Defending Against Intellectual Property Claims Brought by Others Could Harm Our Business.”

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

Government Regulation

Our business is subject to direct and indirect regulation in each of the countries in which our customers or we do business. As a result, changes in various types of regulations could affect our business adversely. The implementation of new technological, safety or legal requirements could impact our products, or our manufacturing or distribution processes, and could affect the timing of product introductions, the cost of our production, and products as well as their commercial success. Moreover, environmental and other regulations that adversely affect the pricing of our products could adversely affect our financial condition and our results of operations. The impact of these changes in regulation could adversely affect our business even where the specific regulations do not directly apply to us or to our products.

ASML ANNUAL REPORT 2012	19

C. Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are ASML Netherlands B.V., ASML Systems B.V., ASML Hong Kong Limited and ASML US Inc.

See Exhibit 8.1 for a list of our main subsidiaries.

D. Property, Plant and Equipment

We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of production facilities in the Netherlands, United States and Taiwan. The book value of land, buildings and constructions owned amounted to EUR 659.8 million as of December 31, 2012 compared with EUR 586.3 million as of December 31, 2011. See Note 11 to our consolidated financial statements.

Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2013 will be approximately EUR 369.8 million (2012: EUR 171.9 million). These expenditures will mainly consist of investments used for the finalization of capacity expansion of EUV production facilities, which we plan to finalize by the end of 2014, and expansion of our facilities to support our 450mm activities. We expect to finance these capital expenditures through cash generated by operations and cash and cash equivalents.

Facilities in Europe

Our headquarters, main manufacturing facilities, applications laboratory and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 63 thousand square meter of office space and 42 thousand square meters of buildings used for manufacturing and R&D activities and 21 thousand square meters of warehouses. We lease the majority of these facilities through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven, the Netherlands, are financed through a special purpose vehicle that is a variable interest entity (“VIE”). We also lease several sales and service facilities at locations across Europe.

Facilities in the United States

Our United States head office is located in a 9 thousand square meter office building in Tempe, Arizona. We maintain lithography research, development and manufacturing operations in a 27 thousand square meter facility in Wilton, Connecticut, and a 5 thousand square meter facility in Santa Clara, California. We also lease several sales and service facilities at locations across the United States.

Facilities in Asia

Our Asian headquarters is located in a 425 square meter office space in Hong Kong, The People’s Republic of China. In addition, our ACE facility in Linkou, Taiwan comprises clean room (approximately 3 thousand square meters) and office space (approximately 6 thousand square meters). The ACE facility supports customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics and refurbishment. ACE also enables local sourcing of equipment, components, services and will produce all Yieldstar systems. Our facility in Korea comprises a clean room (approximately 700 square meters) and office space (approximately 6 thousand square meters). The purpose of this facility is to support a closer working relationship with our customers in Korea. We also lease and own several sales, service and training facilities at locations across Asia.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

Executive Summary

Introduction

ASML is one of the world’s leading providers (measured in revenue) of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of ICs or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on NYSE Euronext Amsterdam and NASDAQ under the symbol ASML. As of December 31, 2012, we employed 8,497 payroll employees (2011: 7,955) and 2,139 temporary employees (2011: 1,935), measured in full-time equivalents. We provide services to our customers to optimize their manufacturing processes in more than 55 locations in 16 countries.

ASML ANNUAL REPORT 2012	20

In 2012, we generated net sales of EUR 4,731.5 million and income from operations of EUR 1,156.8 million, or 24.4 percent of net sales. Net income in 2012 amounted to EUR 1,146.3 million, or 24.2 percent of net sales, representing basic net income per ordinary share of EUR 2.70.

In the executive summary below we provide an update of the semiconductor equipment industry, followed by a discussion of our business strategy and our key performance indicators. All information disclosed in this section is provided as a supplement to, and should be read in conjunction with, our Financial Statements and the accompanying Notes to the Consolidated Financial Statements.

Semiconductor equipment industry

The chip-making business is focused on “shrink”, or reducing the size of chip designs. Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.

Lithography equipment is used to print complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The printing process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML and Nikon, and (to a lesser degree) Canon. In 2012, ASML was one of the world’s leading providers of lithography equipment (measured in revenues).

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2012, is set out in the following table:

Year ended December 31	2012	2011	2010	2009	2008	2007

Total units shipped[1]	270	376	304	128	344	604
Total value (in millions USD)[1]	6,451	8,186	6,416	2,485	5,388	7,144

1	Historical data and full-year 2012 estimates as reported by Gartner Dataquest in its fourth quarter 2012 report.

For the year 2012, the latest indications of independent market analysts show a decrease in total lithography equipment shipped to the market by the industry of 28.2 percent in unit volume and 21.2 percent in value. Our net sales decreased by 16.3 percent compared to 2011. Despite lower net sales during 2012, it was our second best year ever based on total net sales and profitability. During 2012, the majority of the system sales was generated from Logic.

Business strategy

The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2012, chip makers routinely produced electronic chip features with geometries of 32 nanometers, compared to typical geometries of 10,000 nanometers in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as ‘Moore’s Law’. Moore’s Law has resulted in our information society with fast wired and wireless communications – built on affordable chips. Moore’s Law also has an impact on the energy usage of chips. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to contain the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by semiconductors has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

Smarter, smaller and more energy-efficient chips are made with increasingly sophisticated lithography systems produced by ASML. Lithography systems are crucial to the roadmaps of chipmakers to make smaller transistors on chips. Our business strategy is based on maintaining and further developing our position as a technology leader in semiconductor lithography. When executed, this strategy results in the delivery of lithography systems which enable customers to

ASML ANNUAL REPORT 2012	21

produce highest performance and lowest cost chips. The superior value of ownership offered to customers as a result of our strategy also maximizes our own financial performance, aligning the interests of ASML and our customers.

Sustainability over the long term is essential in the relationship between ASML and its customers, because customers rely on us for their long-term roadmaps towards smarter and more energy efficient microchips.

Sustainability Strategy

Our customers want chip-making machines that produce more chips faster, using less energy and fewer natural resources, at a similar cost. They also want us, as their supplier, to operate according to the highest environmental, social and governance standards. Our sustainability strategy thus goes hand in hand with our business strategy, aimed at maintaining and further developing our position as a technology leader in the semiconductor industry.

ASML’s sustainability strategy focuses on four domains: sustainable operations, sustainable products, sustainable value chain and sustainable culture:

•	Focusing on sustainable operations means we seek to reduce the environmental impact of both our manufacturing process and our research and development activities.
•

Providing sustainable product means we continuously strive to make our chip-making machines more efficient, enabling our customers to reduce their energy and natural resources consumption per chip produced.

•

Focusing on a sustainable value chain signifies our ambition to stimulate our suppliers to meet increasingly high sustainability standards and to enable our customers to positively influence their impact on environment and society.

•

Focusing on a sustainable culture means we seek to provide a working environment that inspires our highly-skilled workforce and respects their cultural and individual differences. It also means we seek to make a positive contribution to the well-being of the communities in which we operate.

Sustainability Governance

In 2009, ASML decided to significantly strengthen its commitment in the area of sustainability by setting a number of stringent objectives to be reached by 2015. It is the mission of the Sustainability Board to monitor the realization of these objectives. The mandate given by the Board of Management to the Sustainability Board is to review and make recommendations on our sustainability management system and policies, authorize or recommend plans to the Board of Management, provide guidance to management on objectives and targets, monitor and provide guidance on sustainability performance and targets, monitor and oversee sustainability risk management review and monitor stakeholder relations, and review and make recommendations on sustainability impacts of major business decisions. The Sustainability Board also determines the scope, provides input, and recommends to the Board of Management adoption of the Sustainability Report.

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

In 2012, as result of the nomination of domain owners in 2011, the implementation of our sustainability strategy accelerated, leading to achievement of several of our targets earlier than anticipated.

Customer focus

Ensuring customers are served with the right products at the right time, supported by excellent service, is key to our commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest levels of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership and highest earnings.

Customer satisfaction is a critical objective of ASML. We have account teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2012, all of the top 10 chip makers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth

ASML ANNUAL REPORT 2012	22

with all our customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry.

In 2012, our satisfaction ratings by customers surpassed every lithography competitor for the tenth successive year, according to VLSI Research, an independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market.

Technology leadership

Our customers need lithography scanners that continuously improve performance in three areas: resolution, speed and precision. The image of the electronic chip circuit must be extremely small (currently the smallest features have a size of less than 30 nm), the system must be able to image billions of these features every second and it must be able to do that with extreme precision of just a few nm (one nm is four silicon atoms). To realize and improve this system performance for our customers, ASML needs to deliver the right technology at the right time to meet long-term roadmaps which often extend many years into the future. Therefore, ASML is committed to significant long-term investments in R&D that are not significantly impacted by short-term cyclical swings. In 2012, our R&D investments (net of credits) amounted to EUR 589.1 million (2011: EUR 590.3 million; 2010: EUR 523.4 million). A significant part of this budget was used for R&D jointly developed with our suppliers and technology partners.

Our lithography scanners are based on our dual-stage wafer imaging platform – the TWINSCAN system – which we introduced in 2000 and which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest productivity, enabling reduced cost-per-exposure per wafer. Dual-stage lithography also supports the required accuracy to position electronic features on the wafer, as it allows for more time to measure the wafer prior to exposure. We are the only lithography manufacturer that enables volume production based on dual-stage systems.

In order to meet the resolution, speed and accuracy demands of our customers, we have focused our R&D investments on three core programs: EUV, Immersion and holistic lithography solutions.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers.

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

In 2011, we shipped five second-generation (NXE:3100) EUV systems, in addition to one shipped in 2010. Our customers are using the NXE:3100 system to develop their EUV manufacturing processes before high-volume EUV systems will become available. As of December 31, 2011, we had received 11 orders for the successor to the NXE:3100, the third-generation (NXE:3300B) high-volume EUV systems. The NXE (EUV) system, utilizing an evolved TWINSCAN platform, enables our customers to extend their roadmap towards smaller chip features. EUV permits chip makers to expose a critical layer in just one single step – as opposed to double patterning which requires multiple steps. EUV also has a roadmap from the initial 27 nm resolution down to 16 nm and beyond. We have published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography.

During 2012, our NXE:3100 pre-production systems have exposed a cumulative total of more than 30,000 wafers at customers sites, enabling successful recipe developments for the sub 14-nm Logic and 22 nm DRAM nodes. Imaging of the NXE:3300B continues to improve by showing results down to 14 nm. With respect to the EUV light source power, we have been able to show a stable full-field expose power of up to 40 Watts.

On October 16, 2012, we agreed to acquire Cymer, subject to certain closing conditions. The acquisition of Cymer, if completed, will help us to achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of, and accelerate the introduction of, EUV technology.

ASML ANNUAL REPORT 2012	23

We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. In 2012 the use of holistic lithography solutions continued to grow. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

Operational excellence

We strive to sustain our business success based on our technological leadership by continuing to execute our fundamental operating strategy, including reducing lead-times while improving our cost competitiveness. Lead-time is the time from a customer’s order to a tool delivery.

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

We have a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

In view of the economic volatility of the semiconductor industry, we continue to strive improving efficiencies in our operations: addressing our cost structure and strengthening our capability to generate cash.

ASML ANNUAL REPORT 2012	24

ASML operations update on key performance indicators

The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31 (in millions)	2012 EUR	%[2]	2011[1] EUR	%[2]	2010 EUR	%[2]

Sales
Net sales	4,731.5		5,651.0		4,507.9
Increase (decrease) in net sales (%)	(16.3)		25.4		182.4
Net system sales	3,801.6		4,883.9		3,894.7
Net service and field option sales	929.9		767.1		613.2
Sales of systems (in units)	170		222		197
Average selling price of total system sales	22.4		22.0		19.8
Average selling price of new system sales	24.8		24.5		24.1
Average selling price of used system sales	7.6		3.8		4.4
Value of systems backlog excluding EUV [3,4]	1,214.1		1,732.5		3,855.7
Systems backlog excluding EUV (in units) [3,4]	46		71		157
Average selling price of systems backlog excluding EUV [3,4]	26.4		24.4		24.6
Average selling price of systems backlog excluding EUV (New) [3,4]	29.8		27.9		27.7
Average selling price of systems backlog excluding EUV (Used) [3,4]	4.0		3.0		5.1
Immersion systems recognized (in units)[5]	72		101		95
NXE systems recognized (in units)[6]	1		3		-
Profitability
Gross profit	2,005.2	42.4	2,449.4	43.3	1,955.2	43.4
Income from operations	1,156.8	24.4	1,641.2	29.0	1,250.7	27.7
Net income	1,146.3	24.2	1,467.0	26.0	1,021.8	22.7
Liquidity
Cash and cash equivalents	1,767.6		2,731.8		1,949.8
Short-term investments	930.0		-		-
Operating cash flow	703.5		2,070.4		940.0

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively, and had an insignificant impact on timing and allocation of revenues. See Note 1 to the consolidated financial statements.
2	As a percentage of net sales.
3	Our systems backlog and net bookings include only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned.
4	From January 1, 2011, we value our net bookings and systems backlog at system sales value including factory options. Before January 1, 2011, we valued net bookings and systems backlog at full order value (i.e. including factory options, field options and services). The comparative figures for prior periods have not been adjusted because the impact on the comparative figures is insignificant (approximately EUR 20.0 million negative impact on backlog value as of December 31, 2010).
5	Included in the total number of immersion system recognized in 2012 are 68 of our most advanced immersion technology NXT:19X0i systems (2011: 78 and 2010: 34).
6	Through December 31, 2012 a total of six NXE:3100 systems had been shipped. Three of these systems were recognized in net system sales in 2011, one was recognized in 2012, one was shipped under the condition of an operating lease contract and one is shipped to a research institute.

Sales

For the longer term, and based on industry analysts IC unit growth forecasts, we expect our sales level to grow. Our sales levels depend on multiple growth drivers: macro-economic developments, technological developments, market development, market share development and a broadening of our product and services scope.

Net sales decreased by EUR 919.5 million, or 16.3 percent, to EUR 4,731.5 million in 2012 from EUR 5,651.0 million in 2011 (2010: EUR 4,507.9 million). The decrease in net sales mainly resulted from a decrease in net system sales of EUR 1,082.3 million, or 22.2 percent, to EUR 3,801.6 million in 2012 from EUR 4,883.9 million in 2011 (2010: EUR 3,894.7 million), partly offset by an increase in net service and field option sales of EUR 162.8 million or 21.2 percent to EUR 929.9 million in 2012 from EUR 767.1 million in 2011 (2010: EUR 613.2 million), mainly due the further expansion of Holistic Lithography, integrated metrology and feedback loops. The number of total systems sold decreased by 23.4 percent to 170 systems in 2012 from 222 systems in 2011 (2010:197), mainly caused by decreased demand in Memory, as its major driver, the PC business shrunk compared to 2011. During 2012, the majority of the system sales were generated from Logic.

The ASP of our systems in 2012 EUR 22.4 million is in line with 2011 EUR 22.0 million (2010: EUR 19.8 million).

We started 2012 with a systems backlog excluding EUV of 71 systems. In 2012, we booked orders for 148 systems, received order cancellations for 4 systems and recognized sales for 169 systems. This resulted in a systems backlog of 46 as of December 31, 2012.

ASML ANNUAL REPORT 2012	25

As of December 31, 2012, our systems backlog excluding EUV was valued at EUR 1,214.1 million and includes 46 systems with an ASP of EUR 26.4 million. As of December 31, 2011, the systems backlog was valued at EUR 1,732.5 million and included 71 systems with an ASP of EUR 24.4 million.

Profitability

Our general strategy is to achieve annual income from operations to net sales of 13.0 to 18.0 percent at the trough of the industry’s business cycle and 25.0 to 30.0 percent at the peak. However in exceptional circumstances, as evidenced by the financial and economic crisis in 2009, we could see periods with income from operations that are substantially below our minimum target level.

Income from operations decreased to EUR 1,156.8 million, or 24.4 percent of net sales, in 2012 from an income from operations of EUR 1,641.2 million, or 29.0 percent of net sales, in 2011 (2010: EUR 1,250.7 million, or 27.7 percent of net sales). The EUR 484.4 million decrease was mainly driven by the decrease of gross profit on the system sales of EUR 487.3 million.

Gross profit on sales decreased to EUR 2,005.2 million or 42.4 percent of net sales in 2012 from EUR 2,449.4 million or 43.3 percent of net sales in 2011 (2010: EUR 1,955.2 million or 43.4 percent of net sales). Lower gross profit was mainly driven by the decreased number of total systems sold. Gross profit as a percentage of net sales in 2012 decreased compared to 2011, mainly due to increased infrastructure and manufacturing cost, driven primarily by EUV production, lower utilization of our production capacity and higher cost incurred in relation to excess and obsolete inventory as result of technological developments and design changes.

R&D costs (net of credits) in 2012 (EUR 589.1 million) are in line with 2011 (EUR 590.3 million). R&D spending remained stable and mainly related to our strategic programs, in particular EUV, immersion and holistic lithography.

Selling, general and administrative (“SG&A”) costs increased by EUR 41.4 million, or 19.0 percent, to EUR 259.3 million in 2012, or 5.5 percent of net sales, from EUR 217.9 million in 2011, or 3.9 percent of net sales. The increase was mainly driven by transaction costs incurred of EUR 26.1 million related to the Customer Co-Investment Program and transaction costs related to the proposed acquisition of Cymer and costs to implement and support IT solutions of EUR 10.2 million.

The effective tax rate was 0.4 percent of income before income taxes in 2012, compared with 11.0 percent of income before income taxes in 2011. The change in the effective tax rate is mainly due to a release of our liability for unrecognized tax benefits of EUR 92.5 million after successful conclusion of tax audits in different jurisdictions which almost completely offsets the tax expenses, resulting in an income tax expense of EUR 4.3 million (2011: EUR 181.7 million).

Net income in 2012 amounted to EUR 1,146.3 million, or 24.2 percent of net sales, representing EUR 2.70 basic net income per ordinary share, compared with net income in 2011 of EUR 1,467.0 million, or 26.0 percent of net sales, representing EUR 3.45 basic net income per ordinary share (2010: EUR 1,021.8 million or 22.7 percent of net sales, representing EUR 2.35 basic net income per ordinary share).

Liquidity

ASML seeks to ensure that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and its borrowing capability, will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

Our cash and cash equivalents decreased to EUR 1,767.6 million as of December 31, 2012 from EUR 2,731.8 million as of December 31, 2011 and our short-term investments increased to EUR 930.0 million (2011: nil).

We generated net cash from operating activities of EUR 703.5 million in 2012. We used EUR 1,119.8 million for investing activities in 2012 primarily relating to our purchased short-term investments in Dutch Treasury Certificates and our deposits with the Dutch government. Net cash used in financing activities was EUR 545.6 million in 2012. In 2012 net cash used in financing activities includes the net cash outflow of EUR 3,728.3 million for the Synthetic Share Buyback, EUR 535.4 million for our regular share buyback programs and EUR 188.9 million for our annual dividend payment, to a large extent offset by the proceeds of EUR 3,853.9 million from issuance of shares under the Customer Co-Investment Program and EUR 53.8 million net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options.

ASML ANNUAL REPORT 2012	26

The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback in November 2012.

ASML’s available credit facility amounts to EUR 500.0 million. No amounts were drawn or outstanding under this facility during 2012 (2011: nil).

A. Operating Results

Critical accounting policies using significant estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates. We evaluate our estimates continually and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. This policy generally results in revenue recognition from the sale of a system upon delivery. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all contractual specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as our second-generation EUV systems (NXE:3100), we initially defer revenue recognition until completion of installation and acceptance of the new technology based system at customer premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 2010 (EUV) and 1999 (TWINSCAN).

We have no significant repurchase commitments in our general sales terms and conditions. From time to time the we repurchase systems that we have manufactured and sold and, following refurbishment, resell those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2012 and 2011, ASML had no repurchase commitments.

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

ASML ANNUAL REPORT 2012	27

a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Revenues are recognized excluding the taxes levied on revenues (net basis).

In the event that an arrangement with a customer becomes onerous, we recognize a liability for the amount that the cost of settling the arrangement exceeds the amount of the contract price. When we satisfy the onerous arrangement, we derecognize the related liability.

Multiple element arrangements

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. As of January 1, 2011, we have adopted ASU 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended the guidance on arrangements with multiple deliverables in ASC 605-25. The amended standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. We apply this accounting guidance prospectively to arrangements originating or materially modified on or after January 1, 2011. The implementation resulted in additional qualitative disclosures that are included below, but did not result in additional units of accounting and only had an insignificant impact on timing and allocation of revenues.

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

The hierarchy of evidence to determine a selling price in ASC 605-25 is as follows:

•	Vendor-Specific Objective Evidence (“VSOE”) – the price at which we sell the element in a separate stand-alone transaction;
•	Third-Party Evidence (“TPE”) – evidence from us or other companies of the value of a largely interchangeable element in a transaction;
•	Best Estimate of Selling Price (“BESP”) – our best estimate of the selling price of an element in the transaction.

To determine the selling price in multiple elements arrangements, we establish VSOE of the selling price for installation and training services and prepaid extended and enhanced (optic) warranty contracts. VSOE is determined based on the prices that we charge for installation and comparable services (such as relocating a system to another customer site) and prepaid extended and enhanced (optic) warranty contracts on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When we are unable to establish the selling price using VSOE or TPE, we use BESP. The objective of using estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and external factors including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies. We review selling prices every reporting period and maintain internal controls over the establishment and updates of these estimates.

For arrangements entered into through December 31, 2010, we primarily recognized revenue based on the previous guidance of ASC 605-25. The revenue relating to the installation and training services and prepaid extended and enhanced (optic) warranty contracts was deferred at their fair value until delivery of these elements. When we were not able to determine the fair value for the system, but were able to determine the fair value for all other elements in the arrangement, revenue was allocated as the difference between the total arrangement consideration less the aggregate fair value of all other elements in the arrangement, and no revenue was recognized until all elements without fair value had been delivered.

ASML ANNUAL REPORT 2012	28

Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2012, 2011 and 2010, any reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on our consolidated statements of operations and per share amounts.

Evaluation of long-lived assets for impairment

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The test is based on a two-step approach for each reporting unit (being an operating segment or one level below an operating segment) in which goodwill has been recorded. First, recoverability is tested by comparing the carrying amount of the reporting unit including goodwill with the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. Goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

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

In determining the fair value of a long-lived asset (other than goodwill), we make estimates about future cash flows. These estimates are based on our financial plan updated with the latest available projection of the semiconductor market conditions and our sales and cost expectations, which are consistent with the plans and estimates that we use to manage our business. We also make estimates and assumptions concerning Weighted Average Cost of Capital (“WACC”) and future inflation rates. It is possible that actual results may differ from our plans, estimates and assumptions, which may require impairment of certain long-lived assets. Future adverse changes in market conditions may also require impairment of certain long-lived assets, which could have a material adverse effect on our financial condition and results of operations.

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

ASML ANNUAL REPORT 2012	29

Accounts receivable and finance receivables

A majority of our accounts receivable and finance receivables are derived from sales to a limited number of large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. Respective allowances for credit losses on both accounts receivable and finance receivables are maintained based upon management’s assessment of the expected collectability of all accounts receivable and finance receivables. The respective allowances for credit losses on accounts receivable and finance receivables are reviewed periodically to assess the adequacy of these allowances. In making this assessment, management takes into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on our customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as letters of credit, down payments and retention of ownership provisions in contracts, before shipping systems to certain customers, which are intended to recover the systems in the event a customer defaults on payment. We have not incurred any material accounts receivable or finance receivable credit losses during the past three years. A business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to us by that customer, which could adversely affect our business, financial condition and results of operations.

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

We recognize the tax benefit from an uncertain tax position in accordance with ASC 740. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial statements.

Results of Operations

The following discussion and analysis of results of operations should be viewed in the context of the risks that may interfere with our business objectives, described in Item 3.D. “Risk Factors”.

Set out below our consolidated statements of operations data for the three years ended December 31, 2012, 2011 and 2010:

Year ended December 31 (in millions)	2012 EUR	2011 EUR	[1]	2010 EUR

Total net sales	4,731.5	5,651.0		4,507.9
Cost of sales	2,726.3	3,201.6		2,552.7
Gross profit on sales	2,005.2	2,449.4		1,955.2
Research and development costs	589.1	590.3		523.4
Selling, general and administrative costs	259.3	217.9		181.1
Income from operations	1,156.8	1,641.2		1,250.7
Interest income (expense), net	(6.2)	7.4		(8.2)
Income before income taxes	1,150.6	1,648.6		1,242.5
Provision for income taxes	(4.3)	(181.6)		(220.7)
Net income	1,146.3	1,467.0		1,021.8

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 to the consolidated financial statements.

ASML ANNUAL REPORT 2012	30

Set out below are our consolidated statements of operations data for the three years ended December 31, 2012, 2011 and 2010 expressed as a percentage of our total net sales:

Year ended December 31 (as a percentage of net sales)	2012	2011	2010

Total net sales	100.0	100.0	100.0
Cost of sales	57.6	56.7	56.6
Gross profit on sales	42.4	43.3	43.4
Research and development costs	12.5	10.4	11.6
Selling, general and administrative costs	5.5	3.9	4.1
Income from operations	24.4	29.0	27.7
Interest income (expense), net	(0.1)	0.2	(0.1)
Income before income taxes	24.3	29.2	27.6
Provision for income taxes	(0.1)	(3.2)	(4.9)
Net income	24.2	26.0	22.7

ASML ANNUAL REPORT 2012	31

Results of operations 2012 compared with 2011

Net sales and gross profit

The following table shows a summary of net sales (revenue and units sold), gross profit and ASP data on an annual and semi-annual basis for the years 2012 and 2011.

	First half year	2012 Second half year	Full year	First half year	2011 Second half year	[1]	Full year

Net sales (EUR million)	2,479.6	2,251.9	4,731.5	2,981.6	2,669.4		5,651.0
Net system sales (EUR million)	2,034.8	1,766.8	3,801.6	2,618.0	2,265.9		4,883.9
Net service and field option sales (EUR million)	444.8	485.1	929.9	363.6	403.5		767.1
Total sales of systems (in units)	96	74	170	126	96		222
Total sales of new systems (in units)	89	57	146	114	81		195
Total sales of used systems (in units)	7	17	24	12	15		27
Gross profit as a percentage of net sales	42.5	42.2	42.4	44.9	41.6		43.3
ASP of system sales (EUR million)	21.2	23.9	22.4	20.8	23.6		22.0
ASP of new system sales (EUR million)	22.7	28.1	24.8	22.6	27.2		24.5
ASP of used system sales (EUR million)	2.4	9.7	7.6	3.5	4.0		3.8

1	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively, and had an insignificant impact on timing and allocation of revenues. See Note 1 to the consolidated financial statements.

Net sales decreased by EUR 919.5 million, or 16.3 percent, to EUR 4,731.5 million in 2012 from EUR 5,651.0 million in 2011 (2010: EUR 4,507.9 million). The decrease in net sales mainly resulted from a decrease in net system sales of EUR 1,082.3 million, or 22.2 percent, to EUR 3,801.6 million in 2012 from EUR 4,883.9 million in 2011 (2010: EUR 3,894.7 million), partly offset by an increase in net service and field option sales of EUR 162.8 million or 21.2 percent to EUR 929.9 million in 2012 from EUR 767.1 million in 2011 (2010: EUR 613.2 million), mainly due the further expansion of Holistic Lithography, integrated metrology and feedback loops. The number of total systems sold decreased by 23.4 percent to 170 systems in 2012 from 222 systems in 2011 (2010:197), mainly caused by decreased demand in Memory, as its major driver, the PC business shrunk compared to 2011. During 2012, the majority of the system sales were generated from Logic.

The ASP of our new systems in 2012 EUR 24.8 million is in line with 2011 EUR 24.5 million.

From time to time, we repurchase systems that we have manufactured and sold and, following factory-rebuild or refurbishment, resell those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2012 decreased to 24 from 27 in 2011. The ASP of our used systems increased by 100.0 percent to EUR 7.6 million in 2012 from EUR 3.8 million in 2011, which was the result of a shift in the mix of used systems sold toward more high-end system types.

Through 2012, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2012, recognized sales to our largest customer accounted for EUR 1,236.1 million, or 26.1 percent of our net sales. In 2011, recognized sales to our largest customer accounted for EUR 1,311.7 million, or 23.2 percent of our net sales.

Gross profit on sales decreased to EUR 2,005.2 million or 42.4 percent of net sales in 2012 from EUR 2,449.4 million or 43.3 percent of net sales in 2011 (2010: EUR 1,955.2 million or 43.4 percent of net sales). Lower gross profit was mainly driven by the decreased number of total systems sold. Gross profit as a percentage of net sales in 2012 decreased compared to 2011, mainly due to increased infrastructure and manufacturing cost, driven primarily by EUV production, lower utilization of our production capacity and higher cost incurred in relation to excess and obsolete inventory as result of technological developments and design changes.

Research and development costs

R&D costs (net of credits) in 2012 (EUR 589.1 million) are in line with 2011 (EUR 590.3 million). R&D spending remained stable and mainly related to our strategic programs, in particular EUV, immersion and holistic lithography.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs increased by EUR 41.4 million, or 19.0 percent, to EUR 259.3 million in 2012, or 5.5 percent of net sales, from EUR 217.9 million in 2011, or 3.9 percent of net sales. The increase was mainly driven by transaction costs incurred of EUR 26.1 million related to the Customer Co-Investment Program and

ASML ANNUAL REPORT 2012	32

transaction costs related to the proposed acquisition of Cymer and costs to implement and support IT solutions of EUR 10.2 million.

Interest income (expense), net

Net interest expense in 2012 was EUR 6.2 million compared with a net interest income in 2011 of EUR 7.4 million. Interest income relates to interest earned on our cash and cash equivalents and short-term investments; interest income declined in 2012 due to a lower yield earned on cash and cash equivalents and short-term investments, and was more than offset by the interest expense on our outstanding debt.

Income taxes

The effective tax rate was 0.4 percent of income before income taxes in 2012, compared with 11.0 percent of income before income taxes in 2011. The change in the effective tax rate is mainly due to a release of our liability for unrecognized tax benefits of EUR 92.5 million after successful conclusion of tax audits in different jurisdictions which almost completely offsets the tax expenses, resulting in an income tax expense of EUR 4.3 million (2011: EUR 181.7 million).

ASML ANNUAL REPORT 2012	33

Results of operations 2011 compared with 2010

Net sales and gross profit

The following table shows a summary of net sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2011 and 2010.

	First half year	2011 [1] Second half year	Full year	First half year	2010 Second half year	Full year

Net sales (EUR million)	2,981.6	2,669.4	5,651.0	1,810.5	2,697.4	4,507.9
Net system sales (EUR million)	2,618.0	2,265.9	4,883.9	1,554.6	2,340.1	3,894.7
Net service and field option sales (EUR million)	363.6	403.5	767.1	255.9	357.3	613.2
Total sales of systems (in units)	126	96	222	77	120	197
Total sales of new systems (in units)	114	81	195	58	96	154
Total sales of used systems (in units)	12	15	27	19	24	43
Gross profit as a percentage of net sales	44.9	41.6	43.3	41.9	44.4	43.4
ASP of system sales (EUR million)	20.8	23.6	22.0	20.2	19.5	19.8
ASP of new system sales (EUR million)	22.6	27.2	24.5	25.7	23.1	24.1
ASP of used system sales (EUR million)	3.5	4.0	3.8	3.4	5.2	4.4

1	As of January 1, 2011, we adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 to the consolidated financial statements.

Net sales increased by EUR 1,143.1 million, or 25.4 percent to EUR 5,651.0 million in 2011 from EUR 4,507.9 million in 2010. The increase in net sales mainly resulted from an increase in net system sales of EUR 989.2 million, or 25.4 percent to EUR 4,883.9 million in 2011 from EUR 3,894.7 million in 2010. Net service and field option sales increased to EUR 767.1 million in 2011 from EUR 613.2 million in 2010. The number of total systems sold increased by 12.7 percent to 222 systems in 2011 from 197 systems in 2010. The increase in total net sales was caused by increased demand for lithography imaging systems required for all of the various chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments in new technology and capacity to meet demand. Sales were derived from all two major markets in which our customers operate, with Logic generating the majority of system sales and Memory generating the remainder.

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

Through 2011, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2011, recognized sales to our largest customer accounted for EUR 1,311.7 million, or 23.2 percent of our net sales. In 2010, recognized sales to our three largest customers accounted for EUR 1,270.8 million, or 28.2 percent of our net sales.

Gross profit increased to EUR 2,449.4 million or 43.3 percent of net sales in 2011 from EUR 1,955.2 million or 43.4 percent of net sales in 2010 (2009: EUR 458.4 gross profit or 28.7 percent of net sales). The higher gross profit reflects increased demand for lithography imaging systems across all chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments both in new technology and in capacity to meet demand. Gross profit as a percentage of net sales in 2011 is approximately the same as the 2010 percentage, which is due to the following: 2011 net sales and cost of sales included three NXE:3100 systems which represented net sales of approximately EUR 120.0 million with zero gross profit at the time these were recognized as revenue. Our gross profit was negatively impacted by increased cost of sales incurred on all six NXE:3100 systems shipped to our customers as a result of significant costs due to the introduction of the EUV program. These effects had a negative impact on the 2011 gross profit as a percentage of net sales of 1.5 percent. In addition, manufacturing costs increased in 2011 compared to 2010 (mainly EUV related expenditures).

ASML ANNUAL REPORT 2012	34

Research and development costs

R&D costs (net of credits) increased by EUR 66.8 million, or 12.8 percent to EUR 590.3 million in 2011, or 10.4 percent of net sales, from EUR 523.4 million in 2010, or 11.6 percent of net sales. This increase reflected our acceleration of strategic investment in the development and enhancement of the next-generation TWINSCAN systems based on Immersion, EUV and holistic lithography solutions to extend these systems.

Selling, general and administrative costs

SG&A costs increased by EUR 36.9 million, or 20.4 percent, to EUR 217.9 million in 2011 as a result of both a higher sales level and increased costs to implement and support IT solutions and for improvement programs (relating mainly to employee development costs).

Interest income (expense), net

Net interest income in 2011 was EUR 7.4 million compared with a net interest expense in 2010 of EUR 8.2 million. Interest income relates to interest earned on our cash and cash equivalents and increased in 2011 mainly due to a significantly higher cash balance, which was only partly offset by net interest expense on our outstanding debt.

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

Foreign Exchange Management

See Item 3.D. “Risk Factors, Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, Note 1 and Note 3 to our consolidated financial statements.

New U.S. GAAP Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)”. Under the ASU, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income (“OCI”) along with a total for OCI and a total amount for comprehensive income. The option under current guidance which permits the presentation of components of OCI as part of the statement of changes in shareholders’ equity has been eliminated. In December 2011, the FASB issued ASU 2011-12 which indefinitely defers certain provisions of ASU 2011-05, the main deferred provision relating to a requirement for entities to present reclassification adjustments out of accumulated OCI by component in both the statements in which net income is presented and the statement in which OCI in any period is presented. The ASU is effective for annual and interim periods beginning after December 15, 2011. We have early adopted this standard; adoption had no impact on our consolidated financial statements.

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-11 “Disclosures about Offsetting Assets and Liabilities”. Under the new guidance, the entities must disclose both gross information and net information about both instruments and transactions eligible for offset on the balance sheet in accordance with the offsetting guidance in ASC 210-20-45 or ASC 815-10-45, and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance will be effective for us beginning January 1, 2013. Other than requiring some additional disclosures, we do not anticipate material impacts on our consolidated financial statements upon adoption.

In July 2012, the FASB issued ASU No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. The FASB issued the ASU in response to feedback on ASU 2011-08, which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step

ASML ANNUAL REPORT 2012	35

impairment test. The new guidance will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The ASU 2012-02 will not have any effect on our consolidated financial statements.

In October 2012, the FASB issued ASU No. 2014-04 “Technical Corrections and Improvements”. This ASU makes certain technical corrections (i.e., relatively minor corrections and clarifications) and “conforming fair value amendments” to the FASB Accounting Standards Codification (the “Codification”). The new guidance will be effective for fiscal years beginning after December 15, 2012. We do not anticipate material impacts on our consolidated financial statements upon adoption.

B. Liquidity and Capital Resources

We generated net cash from operating activities of EUR 703.5 million, EUR 2,070.4 million and EUR 940.0 million in 2012, 2011 and 2010, respectively. Lower net cash provided by operating activities in 2012 compared to 2011 relates to decreased sales levels and decreased accrued and other liabilities mainly as a result of lower amounts of EUV down payments received in 2012. Higher net cash provided by operating activities in 2011 compared to 2010 was primarily related to increased sales levels and an increase in accrued and other liabilities mainly as a result of EUV down payments, partly offset by an increase of our working capital. This net increase in working capital mainly related to a decrease in accounts payable.

We used EUR 1,119.8 million for investing activities in 2012 and EUR 300.9 million in 2011 (2010: EUR 124.9 million). In 2012 our investing activities primarily related to our short-term investments in Dutch Treasury Certificates and deposits with the Dutch government of EUR 930.0 million and purchases of property, plant and equipment of EUR 171.9 million. In 2011 our investing activities mainly related to machinery and equipment, EUV and NXT production facilities in Veldhoven, the Netherlands, information technology and leasehold improvements to our facilities. In 2010 our investing activities were mainly related to machinery and equipment and the start of the second part of the EUV and NXT production facilities in Veldhoven, the Netherlands.

Net cash used in financing activities was EUR 545.6 million in 2012 compared with EUR 991.6 million in 2011 (2010: net cash provided by financing activities of EUR 92.7 million). In 2012 net cash used in financing activities includes the net cash outflow of EUR 3,728.3 million for the Synthetic Share Buyback, EUR 535.4 million for our regular share buyback programs and EUR 188.9 million for our annual dividend payment, to a large extent offset by the proceeds of EUR 3,853.9 million from issuance of shares under the Customer Co-Investment Program and EUR 53.8 million net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options. In 2011 net cash used in financing activities included the cash outflow of EUR 700.5 million used in our regular share buyback program, our annual dividend payment of EUR 172.6 million and a repayment of deposits from our customers of EUR 150.0 million, partly offset by the net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options of EUR 34.1 million. In 2010 net cash provided by financing activities included EUR 150.0 million cash inflow from deposits from customers and EUR 31.0 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options, partly offset by EUR 87.0 million cash outflow for our annual dividend payment.

Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2012 of EUR 1,767.6 million, short-term investments as of December 31, 2012 of EUR 930.0 million and available credit facilities as of December 31, 2012 of EUR 500.0 million. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

We invest our cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are predominantly denominated in euros and partly in US dollars.

Our available credit facility consists of an EUR 500.0 million committed revolving credit facility from a group of banks that will mature in 2015. The credit facility contains a restrictive covenant that requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. In 2012, we were in compliance with the covenant and currently do not expect any difficulty in continuing to meet our covenant requirement. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under this credit facility at the end of 2012 and 2011.

We have repayment obligations in 2017, amounting to EUR 600.0 million, on our 5.75 percent senior notes due 2017 (“Eurobond”). The coupons on the Eurobond have been swapped to a floating rate thereby creating a partial fair value

ASML ANNUAL REPORT 2012	36

hedge of the floating rate cash flows which we receive from investments of our cash and cash equivalents and short-term investments.

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our 2013 capital expenditures. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

See Notes 3, 4, 14 and 15 to our consolidated financial statements for discussion of our counterparty risk management, our cash and cash equivalents and short-term investments, our long-term debt and credit lines and Notes 26 and 27 for information on dividend, share buybacks and capital repayments.

C. Research and Development, Patents and Licenses, etc

Research and Development

See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results, Results of operations”.

Intellectual Property Matters

See Item 3.D. “Risk Factors, Failure to Adequately Protect the Intellectual Property Rights Upon Which We depend Could Harm Our Business” and “Risk Factors, Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview, Intellectual Property”.

D. Trend Information

The year 2012 was characterized by a decreased demand for lithography imaging systems. Customers mainly decreased their Memory capacity investments as the PC business shrunk compared to 2011. The majority of system sales was generated from Logic.

The following table sets forth our systems backlog, excluding EUV, as of December 31, 2012 and 2011.

Year ended December 31	2012	2011

New systems backlog excluding EUV (in units)	40	61
Used systems backlog excluding EUV (in units)	6	10
Total systems backlog excluding EUV (in units)	46	71
Value of new systems backlog excluding EUV (EUR million)	1,190.1	1,702.7
Value of used systems backlog excluding EUV (EUR million)	24.0	29.8
Total value of systems backlog excluding EUV (EUR million)	1,214.1	1,732.5
ASP of new systems backlog excluding EUV (EUR million)	29.8	27.9
ASP of used systems backlog excluding EUV (EUR million)	4.0	3.0
ASP of total systems backlog excluding EUV (EUR million)	26.4	24.4

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

We expect net sales for 2013 to be in line with 2012 supported by the strategic technology transition need for very lithography-intensive 14-20 nm foundry and logic nodes. These nodes will enable the next generation portable products, for which all semiconductor architecture leaders have designs pending and need initial capacity. In addition we will ship our first NXE:3300B EUV tool in the second quarter targeting for a maximum of 11 potential shipments in 2013.

For the first quarter of 2013, we expect net sales of about EUR 850 million, gross margin of about 38 percent, R&D costs of EUR 185 million, other income of EUR 16 million which consists of contributions from participants of the Customer Co-Investment Program and SG&A costs of EUR 63 million including EUR 6 million expenses related to the pending Cymer acquisition.

ASML ANNUAL REPORT 2012	37

In the fourth quarter of 2012, we announced the intended cash-and-stock acquisition of lithographic light source supplier Cymer. As part of the regulatory review process, clearance has been granted by the U.S. Committee on Foreign Investment in the United States (CFIUS) and German anti-trust authorities. Completion of the merger is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On february 5, 2013, the Cymer Stockholders approved the merger agreement. We continue to expect the transaction to close in the first half of 2013. See also Item 10.C “Material Contract, Cymer Merger”.

The trends discussed in this Item 5.D. “Trend information” are subject to risks and uncertainties. See “Part I – Special Note Regarding Forward Looking Statements”.

E. Off-Balance Sheet Arrangements

We have various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Other contractual obligations, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on our balance sheet but are required to be disclosed.

On October 16, 2012, we entered into a merger agreement with Cymer, a company engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry (the “Merger Agreement”), under which ASML will acquire all outstanding shares of common stock of Cymer for a consideration per Cymer share of Cymer common stock of USD 20.00 in cash and a fixed ratio of 1.1502 ASML Ordinary Shares). Completion of the merger is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On february 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, however there is no assurance that the transaction will be completed within the expected time period or at all. See “Risk Factors, We May Be Unable to Make Desirable Acquisitions or to Integrate Any Businesses We Successfully Acquire”. See also Item 10.C “Material Contracts, Cymer Merger”. On October 16, 2012, we also entered into an EUV source R&D cooperation agreement and an EUV source supply agreement with Cymer.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2012 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	831,194	39,801	39,726	39,726	39,726	639,726	32,489
Operating Lease Obligations	98,827	32,195	22,267	17,192	13,465	5,265	8,443
Purchase Obligations	1,643,955	1,557,021	84,012	2,876	32	14	-
Unrecognized Tax Benefits, including interest expense	59,967	2,964	4,209	-	-	16,957	35,837

Total Contractual Obligations	2,633,943	1,631,981	150,214	59,794	53,223	661,962	76,769

1	See Note 14 for the amounts excluding interest expenses.

Long-term debt obligations mainly relate to interest payments and principal amount of the Eurobond. See Note 14 to our consolidated financial statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 41.6 million, EUR 40.6 million and EUR 37.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

ASML ANNUAL REPORT 2012	38

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2012 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	22,982	-	8,999	-	13,983	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2012 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we had agreed with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the semiconductor equipment industry in which we operate. We establish a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

G. Safe Harbor

See Part I “Special Note Regarding Forward-Looking Statements”.

ASML ANNUAL REPORT 2012	39

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Year of Birth	Term Expires

Arthur P.M. van der Poel[1,2,3]	Chairman of the Supervisory Board	1948	2016
Jos W.B. Westerburgen[2,4]	Member of the Supervisory Board	1942	2013
Fritz W. Fröhlich[1]	Vice Chairman and Member of the Supervisory Board	1942	2014
Hendrika (leke) C.J. van den Burg[4]	Member of the Supervisory Board	1952	2013
OB Bilous[2,3]	Member of the Supervisory Board	1938	2014
William T. Siegle[3]	Member of the Supervisory Board	1939	2013
Pauline F.M. van der Meer Mohr[4]	Member of the Supervisory Board	1960	2013
Wolfgang H. Ziebart[1,3,4]	Member of the Supervisory Board	1950	2013
Eric Meurice	President, Chief Executive Officer and Chairman of the Board of Management	1956	2014 [5]
Peter T.F.M. Wennink	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1957	N/A 6
Martin A. van den Brink	Executive Vice President, Chief Product and Technology Officer and Member of the Board of Management	1957	N/A 6
Frits J. van Hout	Executive Vice President, Chief Marketing Officer and Member of the Board of Management	1960	2013
Frédéric J.M. Schneider-Maunoury	Executive Vice President, Chief Operating Officer and Member of the Board of Management	1961	2014

1	Member of the Audit Committee.
2	Member of the Selection and Nomination Committee.
3	Member of the Technology and Strategy Committee.
4	Member of the Remuneration Committee.
5	Upon notification to the AGM held on April 25, 2012, ASML’s Supervisory Board extended Eric Meurice’s appointment term as President, Chief Executive Officer and Chairman of the Board of Management of ASML until the 2014 AGM, with the option to further extend the appointment term by another two years if both parties agree.
6	There are no specified terms for members of the Board of Management appointed prior to March 2004.

Messrs. Bilous and Fröhlich retired by rotation in 2012 and were reappointed for a maximum period of two years in line with the Supervisory Board’s profile. Mr. Van der Poel also retired by rotation and was reappointed for a maximum period of four years. No new Supervisory Board members were appointed in 2012.

There are no family relationships among the members of our Supervisory Board and Board of Management.

Since 2005, the Works Council of ASML Netherlands B.V. has an enhanced right to make recommendations for nomination of one-third of the members of the Supervisory Board, which recommendations may be rejected by the Supervisory Board in limited circumstances. See Item 6.C. “Board Practices, Supervisory Board”. At the 2005 General Meeting of Shareholders, Ms. Van den Burg was appointed pursuant to this recommendation right, and at the 2009 General Meeting of Shareholders she was reappointed in accordance with this recommendation right. At the 2009 General Meeting of Shareholders, Ms. Van der Meer Mohr was appointed pursuant to this recommendation right.

Director and Officer Biographies

Arthur P.M. van der Poel

Mr. Van der Poel was appointed to our Supervisory Board in March 2004 and was appointed as Chairman in 2007. Until 2001, he was the Chief Executive Officer of Philips Semiconductors. Mr. Van der Poel is a former member of the Board of Management (until April 2003) and a former member of the Group Management Committee of Royal Philips Electronics N.V. Mr. Van der Poel was a member of the Supervisory Board of PSV N.V. until June, 2012. He currently serves as a member of the Board of Directors of Gemalto Holding N.V. and as a member of the Supervisory Board of Royal HaskoningDHV B.V. and since October 2012, as member of the Supervisory Board of BDR Thermea.

Jos W.B. Westerburgen

Mr. Westerburgen was appointed to our Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former Company Secretary and Head of Tax of Unilever N.V. and Plc. Mr. Westerburgen served as Supervisory Board member of Unibail-Rodamco S.E. until 2010 and was Vice-Chairman of the Board of the Association of Aegon N.V. until April 2012.

ASML ANNUAL REPORT 2012	40

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

Hendrika (leke) C.J. van den Burg

Ms. Van den Burg was appointed to our Supervisory Board in March 2005. Ms. Van den Burg was a member of the European Parliament from 1999 until 2009. Currently she is a member of the Supervisory Board of APG Group N.V., serves as a member of the Dutch Monitoring Committee Corporate Governance Code, is chairperson of the Monitoring Foundation Dutch Insurance Companies (Stichting Toetsing Verzekeraars) and is a member of the Advisory Boards of the Dutch Data Protection Authority (College Bescherming Persoonsgegevens) and Dutch National Register of Supervisory Directors (Nationaal Register Commissarissen en Toezichthouders). Ms. Van den Burg also serves as a member of the Advisory Scientific Systemic Committee European Risk Board (ECB Frankfurt) and as a member of the Advisory Council International Affairs Commission Human Rights (Dutch Ministry Foreign Affairs).

OB Bilous

Mr. Bilous was appointed to our Supervisory Board in March 2005. From 1960 until 2000 Mr. Bilous held various management positions at IBM, including General Manager and Vice President Worldwide Manufacturing of IBM’s Microelectronics Division. Mr. Bilous also served on the Boards of SMST, ALTIS Semiconductor, Dominion Semiconductor and was chairman of the Board of Sematech from 2000 to 2009. Mr. Bilous currently serves as Board member of Nantero, Inc.

William T. Siegle

Mr. Siegle was appointed to our Supervisory Board in March 2007. From 1964 until 1990 Mr. Siegle held various technical, management and executive positions at IBM, including Director of the Advanced Technology Center. From 1990 until 2005 Mr. Siegle served as Senior Vice President and Chief Scientist at AMD, responsible for the development of technology platforms and manufacturing operations worldwide. He was also chairman of the Board of Directors of SRC, member of the Board of Directors of Sematech and Director of Etec, Inc. and DuPont Photomask, Inc. Currently, Mr. Siegle is a member of the Advisory Board of Acorn Technologies, Inc.

Pauline F.M. van der Meer Mohr

Ms. Van der Meer Mohr was appointed to our Supervisory Board in March 2009. As of January 1, 2010, Ms. Van der Meer Mohr serves as President of the Executive Board of the Erasmus University Rotterdam. Prior thereto she was managing partner of the Amstelbridge Group, Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT N.V., and held several senior executive roles at the Royal/Dutch Shell Group of Companies in various areas. Currently, Ms. Van der Meer Mohr is a member of the Supervisory Boards of Royal DSM N.V. and Duisenberg School of Finance.

Wolfgang H. Ziebart

Mr. Ziebart was appointed to our Supervisory Board in March 2009. Until May 2008, he was President and Chief Executive Officer of Infineon Technologies A.G. Before Infineon, Mr. Ziebart was on the Boards of Management of car components manufacturer Continental A.G. and automobile producer BMW A.G. Mr. Ziebart is the chairman of the Supervisory Board of Nordex S.E. and of Novaled A.G. He also serves as member of the Board of Autoliv, Inc.

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

ASML ANNUAL REPORT 2012	41

Peter T.F.M. Wennink

Mr. Wennink joined ASML on January 1, 1999 and was appointed as Executive Vice President, Chief Financial Officer of ASML and member of our Board of Management on July 1, 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink was a member of the Supervisory Board of PSV N.V. until June 30, 2012. Mr. Wennink is a member of the Dutch Institute of Registered Accountants. Mr. Wennink is currently a member of the Supervisory Board of Bank Insinger de Beaufort N.V.

Martin A. van den Brink

Mr. Van den Brink joined ASML when the company was founded in early 1984. He held several positions in engineering and from 1995 he served as Vice President Technology. Mr. Van den Brink was appointed as member of the Board of Management in 1999 and is currently ASML’s Executive Vice President and Chief Product & Technology Officer. Mr. Van den Brink has earned a degree in Electrical Engineering from HTS Arnhem (HAN University), and a degree in Physics (1984) from the University of Twente, the Netherlands. In 2012, he was awarded an honorary doctorate in physics by the University of Amsterdam.

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

Frédéric J.M. Schneider-Maunoury

Mr. Schneider-Maunoury joined ASML on December 1, 2009 as Executive Vice President and Chief Operations Officer and was appointed to ASML’s Board of Management on March 24, 2010. Before joining ASML, Mr. Schneider-Maunoury served as Vice President Thermal Products Manufacturing of the power generation and rail transport equipment group ALSTOM. Previously, he ran the worldwide Hydro Business of ALSTOM as general manager. Before joining ALSTOM in 1996, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry.

B. Compensation

For details on Board of Management and Supervisory Board remuneration as well as benefits upon termination, see Note 21 to our consolidated financial statements.

ASML has not established in the past and does not intend to establish in the future any stock (option) or purchase plans or other equity compensation arrangements for the members of our Supervisory Board.

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

ASML ANNUAL REPORT 2012	42

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

The Supervisory Board determines the remuneration of the individual members of the Board of Management, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the Supervisory Board. ASML’s remuneration policy is included in the Remuneration Report.

For details of the terms of office of the current members of the Board of Management, see Item 6.A “Directors and Senior Management”. For details of the benefits provided to members of Board of Management upon termination, see Note 21 to our consolidated financial statements.

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

ASML ANNUAL REPORT 2012	43

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

For details of the terms of office of the current members of the Supervisory Board, see Item 6.A “Directors and Senior Management”. For details of the benefits provided to members of Supervisory Board upon termination, see Note 21 to our consolidated financial statements.

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
•

an acquisition or divestment by ASML of an interest in the capital of a company with a value of at least one-third of ASML’s assets (determined by reference to ASML’s most recently adopted Statutory Annual Report).

Rules of Procedure

The Board of Management and the Supervisory Board have adopted Rules of Procedure for each of the Board of Management, Supervisory Board and the four Committees of the Supervisory Board. These Rules of Procedure are posted on ASML’s website.

Directors and Officers Insurance and Indemnification

Members of the Board of Management and Supervisory Board, as well as certain senior management members, are insured under ASML’s Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may incur uninsured liabilities. ASML has agreed to indemnify its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of ASML, provided that such claim is not attributable to willful misconduct or intentional recklessness of such officer or director.

Corporate Governance Developments

ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include rules that have been promulgated in the United States both by The NASDAQ Stock Market LLC (“NASDAQ”) and by the SEC.

The Dutch Corporate Governance Code came into effect on January 1, 2004 and was amended as of January 1, 2009 (the “Code”). Dutch listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why.

ASML reports on its compliance with the amended Code in its Statutory Annual Report for the year ended December 31, 2012.

ASML ANNUAL REPORT 2012	44

Committees of ASML’s Supervisory Board

While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to its four committees: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee and the Technology and Strategy Committee. Members of these committees are appointed from among the Supervisory Board members.

The chairman of each committee reports to the Supervisory Board verbally and when deemed necessary in writing, the issues and items discussed in each meeting. In addition, the minutes of each committee are available to all members of the Supervisory Board, enabling the Supervisory Board to make the appropriate decisions.

Audit Committee

ASML’s Audit Committee is composed of three members of the Supervisory Board. The current members of our Audit Committee are Fritz Fröhlich (chairman), Arthur van der Poel and Wolfgang Ziebart, each of whom is an independent, non-executive member of our Supervisory Board. The Supervisory Board has determined that Fritz Fröhlich qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Our external auditor, our Chief Executive Officer, our Chief Financial Officer, our Senior Vice President Finance, our Corporate Chief Accountant, our Senior Director Corporate Risk and Assurance, as well as other ASML employees invited by the chairman of the Audit Committee may also attend the meetings of the Audit Committee.

The Audit Committee assists the Supervisory Board in:

•	overseeing the integrity of our financial statements and related financial and non-financial disclosures;
•	overseeing the qualifications, independence and performance of the external auditor; and
•	overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls over financial reporting.

In 2012, the Audit Committee held nine scheduled meetings, either in person or via conference calls.

Remuneration Committee

ASML’s Remuneration Committee is currently composed of four members of the Supervisory Board. The current members of our Remuneration Committee are Jos Westerburgen (chairman), Ieke van den Burg, Pauline van der Meer Mohr and Wolfgang Ziebart. The Remuneration Committee is responsible for the preparation and implementation of the remuneration policy for the Board of Management.

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

In 2012, the Remuneration Committee held seven scheduled meetings and several ad hoc meetings, either in person or via conference call.

ASML ANNUAL REPORT 2012	45

Selection and Nomination Committee

ASML’s Selection and Nomination Committee is composed of three members of the Supervisory Board. The current members of our Selection and Nomination Committee are Jos Westerburgen (chairman), Arthur van der Poel and OB Bilous.

The Selection and Nomination Committee assists the Supervisory Board in:

•	preparing the selection criteria and appointment procedures for members of ASML’s Supervisory Board and Board of Management;
•	periodically evaluating the scope and composition of the Board of Management and the Supervisory Board, and proposing the profile of the Supervisory Board in relation thereto;
•	periodically evaluating the functioning of the Board of Management and the Supervisory Board and the individual members of those boards and reporting the results thereof to the Supervisory Board; and
•

proposing (re-)appointments of members of the Board of Management and the Supervisory Board, and supervising the policy of the Board of Management in relation to the selection and appointment criteria for senior management.

In 2012, the Selection and Nomination Committee held four scheduled meetings and several ad hoc meetings, either in person or by conference call.

Technology and Strategy Committee

ASML’s Technology and Strategy Committee is composed of four members of the Supervisory Board. The current members of our Technology and Strategy Committee are William Siegle (chairman), Arthur van der Poel, OB Bilous and Wolfgang Ziebart. In addition, the Technology and Strategy Committee may appoint one or more advisors from within and/or from outside ASML. The advisors to the Technology and Strategy Committee may be invited as guests to the meetings, or parts thereof, of the Committee, but are not entitled to vote in the meetings.

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

In 2012, the Technology and Strategy Committee held five meetings, either in person or by conference call.

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

During 2012, the Disclosure Committee reviewed the quarterly financial result announcements, Statutory Interim Report, the Annual Report on Form 20-F and the Statutory Annual Report, the Form F-4 registration filed with the SEC in connection with our merger agreement with Cymer and the prospectus filed with the Dutch AFM in connection with the shares issued to participating customers in our Customer Co-Investment Program both including the audited consolidated financial statements and other public announcements containing financial information. They also advise the Chief Executive Officer and Chief Financial Officer on the assessment of ASML’s disclosure controls and procedures and on the assessment of ASML’s internal controls over financial reporting.

ASML ANNUAL REPORT 2012	46

D. Employees

The following table presents our total numbers of payroll employees and temporary employees as of December 31, 2012, 2011 and 2010 (in FTEs), primarily in manufacturing, product development and customer support activities:

As of December 31	2012	2011	2010

Payroll Employees	8,497	7,955	7,184
Temporary Employees	2,139	1,935	2,061

Employees (in FTEs)	10,636	9,890	9,245

During 2012, the average number of payroll employees in FTEs employed was 8,140, and the average number of temporary employees in FTE’s employed was 1,934.

For a more detailed description of payroll employee information, including a breakdown of our employees in FTEs by sector, see Notes 17 and 22 to our consolidated financial statements. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing. See Item 3.D. “Risk Factors, Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees.”

ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. A Works Council is a representative body of the employees of a Dutch company elected by the employees. The Board of Management of any Dutch company that runs an enterprise with a Works Council must seek the non-binding advice of the Works Council before taking certain decisions with respect to ASML, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the Board of Management. In case the Works Council renders a contrary advice on a particular decision and the Board of Management nonetheless wishes to proceed, the Board of Management must temporarily suspend any further action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, may only be taken with the Works Council’s approval. Failing approval of the Works Council, the decision first has to be submitted to the Enterprise Chamber for mediation. If no resolution has been reached, the decision can only be taken by with the approval of the Dutch District Court.

E. Share Ownership

Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7A “Major Shareholders” and Note 21 to our consolidated financial statements. Information with respect to the grant of shares and stock options to employees is included in Note 17 to our consolidated financial statements.

ASML ANNUAL REPORT 2012	47

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares is at least 5.0 percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2012. The information set out below is solely based on public filings with the SEC and AFM (Autoriteit Financiele Markten; the Netherlands Authority for the Financial Markets) as through February 6, 2013.

Identity of Person or Group	Shares Owned	Percent of Class[7]

Capital Group International, Inc [1]	51,453,097	12.64%
FMR LLC [2]	36,311,008	8.92%
Stichting Administratiekantoor MAKTSJAB/Intel [3]	62,977,877	15.47%
Stichting Administratiekantoor TSMC/TSMC [3]	20,992,625	5.16%
BlackRock Inc [4]	22,878,489	5.62%
Members of ASML’s Board of Management, as a group (5 persons) [5,6]	101,657	0.02%

1	As reported to the Dutch Authority for the Financial Markets on September 3, 2012, Capital Group International, Inc. has voting rights related to 51,453,097 shares of our ordinary shares but does not have ownership rights related to those shares. In addition, Capital Research & Management Company (“CRMC”), which we believe to be an affiliate of Capital Group International, Inc., reported to the Dutch Authority for the Financial Markets on August 2, 2011, that it holds voting rights related to 44,579,832 shares of our ordinary shares. Capital World Investors reported on a Schedule 13-G/A filed with the Commission on February 10, 2012 that it is the beneficial owner of 41,253,546 shares of our ordinary shares as a result of its affiliation with CRMC.
2	Based solely on the Schedule 13-G/A filed by FMR LLC with the Commission on February 14, 2012.
3	Stichting Administratiekantoor MAKTSJAB and Stichting Administratiekantoor TSMC own the stated percentage of ordinary shares and have simultaneously issued corresponding depository receipts to Intel respectively TSMC.
4	Based solely on the Schedule 13G filed by BlackRock Inc. with the Commission on January 30, 2013.
5	Does not include unvested shares and shares underlying options granted to members of ASML’s Board of Management. For further information, please refer to Note 21 to our consolidated financial statements.
6	No shares are owned by members of the Supervisory Board.
7	As a percentage of the total number of shares outstanding (407,165,221) as of December 31, 2012.

The Synthetic Share Buyback completed in November 2012 resulted in a reduction of the number of shares held by all of our shareholders (through a 100 for 77 share exchange) other than the customers who participated in our Customer Co-Investment Program (Intel, TSMC and Samsung).

Stichting Administratiekantoor MAKTSJAB (the “Intel Stichting”) and Stichting Administratiekantoor TSMC (the “TSMC Stichting”), (together referred to as the “Customer Stichtingen” and each a “Customer Stichting”) acquired the shares indicated above as part of our Customer Co-Investment Program in the second half of 2012. The Customer Stichtingen do not vote on the ordinary shares held by them, unless instructed to do so by Intel and TSMC in accordance with their respective shareholders agreements. Intel and TSMC, are not entitled to vote on the listing shares held by the Customer Stichtingen, except in certain exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, any amendment to the Articles of Association that would materially affect the specific voting rights of Intel or TSMC or any significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business (see Item 10.C. “Material Contracts, Customer Co-Investment Program”).

We do not issue share certificates, except for registered New York Shares. For more information see Item 10.B. “Memorandum and Articles of Association”.

As of December 31, 2012, 72,689,511 million ordinary shares were held by 323 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

ASML ANNUAL REPORT 2012	48

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

A legislative proposal pursuant to which an initial threshold of 3.0 percent will be introduced has been adopted and is currently expected to enter into force on July 1, 2013. The proposal would also introduce a mechanism pursuant to which ASML would be able to identify, and communicate with, beneficial holders of its shares through the respective custodians. ASML is required to notify the AFM immediately if our voting rights and/or capital have changed by 1.0 percent or more since its previous notification on outstanding voting rights and capital. In addition, ASML must notify the AFM of changes of less than 1.0 percent in ASML’s outstanding voting rights and capital at least once per calendar quarter, within eight days after the end of the quarter. Any person whose direct or indirect voting rights and/or capital interest meets or passes the thresholds referred to in the previous paragraph as a result of a change in the outstanding voting rights or capital must notify the AFM no later than the fourth trading day after the AFM has published such a change.

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

Non-compliance with the reporting obligations under the Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Act may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of our General Meeting of Shareholders to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the Act had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.

ASML ANNUAL REPORT 2012	49

B. Related Party Transactions

Loan Agreement With PSV N.V.

Consistent with ASML’s corporate responsibilities to its surrounding community and together with several other companies in the region, in prior year ASML entered into a loan agreement with a local sports club PSV N.V., pursuant to which ASML provided PSV N.V., as of August 1, 2011, a 14 year, interest free, subordinated loan of EUR 5.0 million. As of June 30, 2012 the chairman of the Supervisory Board of ASML, Mr. Arthur van der Poel, and Chief Financial Officer of ASML, Mr. Peter Wennink, resigned as members of the Supervisory Board of PSV N.V. Therefore the loan agreement with PSV N.V. is concluded to no longer classify as a related party transaction from that date onwards.

Intel Agreements

On July 9, 2012, we announced our Customer Co-Investment Program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The participating collectively agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program creates risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the Customer Co-Investment Program consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into Non Recurring Engineering (“NRE”) funding agreements with the participating customers.

In addition to the funding commitments described above, the participating customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the participating customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 26 to our consolidated financial statements.

Investment Agreement: Pursuant to the investment agreement between ASML and Intel, dated July 9, 2012 (“the Intel Investment Agreement”), ASML agreed to issue to a foundation established for Intel (the “Intel Stichting”) ordinary shares equal to 15 percent of ASML’s issued ordinary shares; the Intel Stichting issued to Intel depositary receipts representing the ordinary shares. The subscription price for the ordinary shares issued to Intel was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of the ordinary shares on NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012. Under the Intel Investment Agreement, ASML has agreed to indemnify Intel, and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

Shareholder Agreement: In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (the “Shareholder Agreement”) which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting.

NRE Funding Agreement: On July 9, 2012, ASML and Intel entered into two NRE funding agreements pursuant to which Intel has agreed to fund certain of ASML’s R&D costs and project expenditures. One agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement”) and the other agreement relates to the development of EUV lithography equipment (the “Intel EUV NRE Funding Agreement”). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreements (2013-2017). Under the agreements, ASML retains sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE funding agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV), then the parties may agree on an alternative development project. If no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant Intel NRE Funding Agreement. The NRE funding agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the Intel NRE Funding Agreements.

ASML ANNUAL REPORT 2012	50

Commercial Agreement: On July 9, 2012, ASML and Intel entered into the Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and next-generation EUV lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and next-generation EUV tools. The agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm lithography equipment needs through 2022.

Please see Item 10.C “Material Contracts, Customer Co-Investment Program” and Note 28 to our consolidated financial statements for more information about the Customer Co-Investment Program.

There have been no other transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options described under Notes 17 and 21 to our consolidated financial statements.

C. Interests of Experts & Counsel

Not applicable.

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

See Item 18 “Financial Statements”.

Export Sales

See Note 20 to our consolidated financial statements.

Legal Proceedings

See Item 4.B. “Business Overview, Intellectual Property” and Note 18 to our consolidated financial statements.

Dividend Policy

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2012, a proposal to declare a dividend of EUR 0.53 per ordinary share of EUR 0.09 nominal value will be submitted to the AGM to be held on April 24, 2013.

B. Significant Changes

No significant changes have occurred since the date of our consolidated financial statements. See Item  5.D. “Trend Information”.

Item 9 The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are listed for trading in the form of registered shares on NASDAQ (“New York shares”) and in the form of registered shares on NYSE Euronext Amsterdam (“Amsterdam Shares”). The principal trading market of our ordinary shares is NYSE Euronext Amsterdam. For more information see Item 10.B. “Memorandum and Articles of Association”.

ASML ANNUAL REPORT 2012	51

New York shares are registered with J.P. Morgan Chase Bank, N.A. (the “New York Transfer Agent”), 4 New York Plaza, New York, New York, pursuant to the terms of a transfer, registrar and dividend disbursing agreement (the “Transfer Agent Agreement”) between ASML and the New York Transfer Agent. Amsterdam shares are held in dematerialized form through the facilities of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”), the Dutch centralized securities custody and administration system. The New York Transfer Agent charges shareholders a fee of USD 5.00 per 100 shares for the exchange of New York shares for Amsterdam shares and vice versa.

Dividends payable on New York shares are declared in euro and converted by us to U.S. dollars at the rate of exchange at the close of business on the date determined and announced by the Board of Management. The resulting amounts are distributed through the New York Transfer Agent and no charge is payable by holders of New York shares in connection with this conversion or distribution.

Pursuant to the terms of the Transfer Agent Agreement, we have agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made generally available by ASML to holders of ordinary shares and the New York Transfer Agent has waived its fees associated with routine services to ASML associated with the New York shares. In addition, the New York Transfer Agent has agreed to reimburse certain reasonable expenses incurred by ASML in connection with the issuance and transfer of New York shares. In the year ended December 31, 2012, the Transfer Agent reimbursed USD 849,377 of expenses incurred by ASML, which mainly comprised legal, audit and accounting fees incurred due to the existence of the New York shares.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on NASDAQ, as well as on NYSE Euronext Amsterdam.

	NASDAQ		Euronext
	USD		Amsterdam EUR
	High	Low	High	Low

Annual Information
2012	64.68	40.91	49.36	31.81
2011	45.82	31.08	32.81	22.28
2010	38.45	24.73	29.26	19.68
2009	34.67	14.28	24.24	11.35
2008	30.47	12.66	20.97	10.68

Quarterly Information
4th quarter 2012	64.68	50.08	49.36	39.15
3rd quarter 2012	58.86	48.46	48.14	39.75
2nd quarter 2012	51.54	43.80	40.88	35.17
1st quarter 2012	50.14	40.91	37.48	31.81

4th quarter 2011	43.55	33.50	32.50	25.56
3rd quarter 2011	38.64	31.08	27.40	22.28
2nd quarter 2011	44.43	34.98	31.43	24.43
1st quarter 2011	45.82	35.90	32.81	27.35

Monthly Information
February (through February 4) 2013	78.21	76.43	56.80	56.59
January 2013	75.47	63.08	56.23	47.20
December 2012	64.68	61.42	49.36	47.04
November 2012	62.57	53.54	48.21	42.22
October 2012	56.29	50.08	43.55	39.15
September 2012	57.87	52.39	45.58	40.57
August 2012	58.86	55.84	47.30	44.67

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

ASML ANNUAL REPORT 2012	52

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10 Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by Item 10.B. is incorporated by reference in ASML’s Report on Form 6-K, filed with the Commission on February 8, 2013.

Current Authorizations to Issue and Repurchase Ordinary Shares

Our Board of Management has the power to issue ordinary shares and preference shares if and insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to our Articles of Association). The Board of Management requires the approval, however, of the Supervisory Board for such an issue. An authorization of the Board of Management to issue ordinary shares or preference shares may be effective for a specified period of up to five years and may be renewed. In the absence of such authorization, the General Meeting of Shareholders has the power to authorize the issuance of ordinary shares or preference shares, upon the proposal of the Board of Management, which proposal must be authorized by the Supervisory Board.

At our Extraordinary General Meeting of Shareholders (“EGM”), held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital as of April 25, 2012, plus an additional 5.0 percent of our issued share capital as of April 25, 2012 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. With this authorization, the corresponding authorization granted at the AGM held on April 25, 2012, ceased to apply to the extent not already used. At our AGM to be held on April 24, 2013, our shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 24, 2014, up to an aggregate maximum of 10.0 percent of ASML’s issued share capital. This authorization would supercede the authorization described above granted at the September 2012, EGM.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our EGM held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital as of April 25, 2012. With this authorization, the corresponding authorization granted at the AGM held on April 25, 2012, ceased to apply to the extent not already used.

At our EGM held on September 7, 2012, the Board of Management was also authorized from September 7, 2012 through July 31, 2013, to issue shares or rights to subscribe for shares in our capital in connection with the Customer Co-Investment Program, subject to Supervisory Board approval, up to 25.0 percent of our issued share capital as of April 25, 2012, and to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of these shares or rights. We issued shares (on September 12, 2012 and October 31, 2012) pursuant to the Customer Co-Investment Program equaling 23.0 percent of the issued share capital in ASML as of April 25, 2012 as per this authorization. At September 7, 2012, the Customer Co-Investment Program was closed for other participants.

At the EGM held on September 7, 2012, several changes in the articles of association of ASML were adopted. Consequently, on November 24, 2012 the articles of association were amended as follows. Upon the first amendment the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second

ASML ANNUAL REPORT 2012	53

amendment the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference is booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the Customer Co-Investment Program and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

In addition, the articles of association provide for 9,000 ordinary shares B with a nominal value of EUR 0.01 to allow holders of fractional shares, created as a result of the share consolidation, to obtain voting rights with respect to those fractional shares.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase as of April 25, 2012 through October 25, 2013, up to a maximum of two times 10.0 percent of ASML’s issued share capital as of April 25, 2012, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on NYSE Euronext Amsterdam or NASDAQ.

C. Material Contracts

Overview

On July 9, 2012, we announced our Customer Co-Investment Program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The participating customers collectively agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program creates risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the Customer Co-Investment Program consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into Non Recurring Engineering (“NRE”) funding agreements with the participating customers.

In addition to the funding commitments described above, the participating customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the participating customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 26 to our consolidated financial statements.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the Customer Co-Investment Program, ASML entered into an investment agreement, a shareholder agreement and NRE funding agreements with each of the participating customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our Synthetic Share Buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE funding agreements between ASML and Intel is set out below. The agreements between ASML and the other program participants – TSMC (which acquired 5 percent of our shares and made an EUR 277 million funding commitment) and Samsung (which acquired 3 percent of our shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreement

Pursuant to the investment agreement between ASML and Intel, dated July 9, 2012 (“the Intel Investment Agreement”), ASML agreed to issue to a foundation established for Intel (the “Intel Stichting”) ordinary shares equal to 15 percent of ASML’s issued ordinary shares; the Intel Stichting issued to Intel depositary receipts representing the ordinary shares. The subscription price for the ordinary shares issued to Intel was EUR 39.91 per ordinary share, which is the average of

ASML ANNUAL REPORT 2012	54

the volume weighted average price of the ordinary shares on NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Under the Intel Investment Agreement, ASML has agreed to indemnify Intel, and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

Shareholder Agreement

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (the “Shareholder Agreement”) which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

Voting Restrictions

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the Customer Co-Investment Program or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the “Standstill Period”), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restriction”). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a Shareholder Agreement Termination Event.

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the Customer Co-Investment Program) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other participating customers) (ii) the date of notification to ASML by participating customers that the aggregate amount of ASML’s outstanding shares owned by Intel and the other participating customers represents less than 5 percent of ASML’s outstanding shares and (iii) a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case Intel would acquire ASML shares within 18 months after an event

ASML ANNUAL REPORT 2012	55

described under (i) or (ii) above, any ASML shares held by Intel in excess of 4.99 percent of the outstanding shares of ASML must be transferred to (and held by) the Intel Stichting.

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE funding agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or Management Board, except in limited circumstances.

In addition, Intel may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange more than (i) in respect of Intel, 4 percent of the outstanding shares of ASML (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC). There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions were the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of the Ordinary Shares from NYSE Euronext Amsterdam or de listing from NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (vi) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

Intel NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE funding agreements pursuant to which Intel has agreed to fund certain of ASML’s R&D costs and project expenditures. One agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement” ) and the other agreement relates to the development of EUV lithography equipment (the “Intel EUV NRE Funding Agreement”). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreements (2013-2017). Under the agreements, ASML retains sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE funding agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV), then the parties may agree on an alternative development project. If no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant Intel NRE Funding Agreement.

The NRE funding agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the Intel NRE Funding Agreements.

ASML ANNUAL REPORT 2012	56

Cymer Merger

The Merger

On October 16, 2012, we entered into a merger agreement with Cymer, a company engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry (the “Merger Agreement”), under which ASML will acquire all outstanding shares of common stock of Cymer for a consideration per Cymer share of Cymer common stock of USD 20.00 in cash and a fixed ratio of 1.1502 ASML Ordinary Shares. Completion of the merger is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On february 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, however there is no assurance that the transaction will be completed within the expected time period or at all. See “Risk Factors, We May Be Unable to Make Desirable Acquisitions or to Integrate Any Businesses We Successfully Acquire”.

The Merger Agreement

Merger Consideration

The Merger Agreement provides that each share of Cymer common stock outstanding immediately prior to the consummation of the Merger (other than shares owned by ASML, ASML US Inc. (“Holdco”), Kona Acquisition Company Inc. (“Merger Sub”), Kona Technologies LLC (“Merger Sub 2”), any other wholly owned subsidiary of ASML, or held in the treasury of Cymer or owned by any wholly owned subsidiary of Cymer (the “Excluded Shares” )) will be converted into the right to receive from Holdco (i) USD 20.00 in cash, without interest thereon, and (ii) 1.1502 ASML Ordinary Shares. No fractional Ordinary Shares will be issued. In lieu of fractional Ordinary Shares, Cymer stockholders that would otherwise be entitled to a fractional Ordinary Share will receive in cash an amount equal to the product of the ASML Share Price (as defined in the Merger Agreement) and the fractional Ordinary Share to which such holder would otherwise be entitled.

In addition, for purposes of complying with requirements of Dutch law, upon consummation of the merger, each holder of Cymer capital stock (other than holders of Excluded Shares) will be entitled to receive the Dutch Compensation Amount (as defined in the Merger Agreement) from ASML, to be set off against the obligation to pay up the Ordinary Shares as described below. By virtue of the Merger, each Cymer stockholder will be deemed to have subscribed for the Ordinary Shares to be issued to such holder pursuant to the Merger. In accordance with the laws of The Netherlands, each Cymer stockholder, as a result of such deemed subscription, will be obligated to pay up such Ordinary Shares in an amount, determined solely for the purpose of satisfying such obligation, equal to the Dutch Compensation Amount to which such holder is entitled by virtue of the Merger. Such obligation will be satisfied by such Cymer stockholder by set off by ASML of such obligation against the right of such Cymer common stockholder to receive from ASML the Dutch Compensation Amount, and will have no effect on the receipt by a Cymer common stockholder of the merger consideration.

Conditions to the Merger

Each party’s obligation to effect the Merger is subject to satisfaction or waiver, at or prior to the closing of the merger, of certain conditions, including, among other things, certain regulatory approvals (including the expiration or termination of all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval of the Committee on Foreign Investment in the United States), obtaining certain required clearances under certain foreign merger control laws, effectiveness of the registration statement filed in the United States relating to the Merger, and the accuracy of certain representations and warranties provided by each party under the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties that Cymer, on the one hand, and ASML, Holdco, Merger Sub and Merger Sub 2, on the other hand, have made to each other, including, among other things, organization, corporate power and authority, financial condition, compliance with laws, environmental matters, intellectual property, real property and availability of cash consideration.

Covenants

The Merger Agreement contains covenants of both parties, including restrictions on Cymer with regard to the ability to, among other things, issue, sell, pledge or redeem shares of Cymer common stock, make acquisitions or investments, dispose of assets, create security rights and incur indebtedness. In the Merger Agreement, the parties have stated

ASML ANNUAL REPORT 2012	57

their intent that, subject to the terms of the Merger Agreement, ASML and its subsidiaries are free to conduct their businesses and operations without restrictions between the date of the Merger Agreement and the closing of the merger, except for certain restrictions on the ability of ASML to redeem Ordinary Shares, pay dividends or otherwise make a payment to holders of Ordinary Shares (other than pursuant to the Synthetic Share Buyback) and the entering into contracts that could reasonably be expected to prevent or materially delay the consummation of the Merger.

For a period of six years after consummation of the Merger, ASML and the surviving entity will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each of Cymer’s and its subsidiaries’ present and former directors, officers and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation to the extent they were indemnified under Cymer’s articles, bylaws and indemnification contracts in effect as of the date of the Merger Agreement with respect to any action or omission in their capacity as an officer, director or employee, at or prior to the consummation of the merger.

Termination

The Merger Agreement may be terminated at any time prior to the effective time of the merger, (i) by the mutual written consent of ASML and Cymer and (ii) by ASML or Cymer if (a) a court or governmental entity issues a final order prohibiting the Merger, (b) the Cymer stockholders do not approve the Merger Agreement, (c) the Merger is not consummated on or before July 16, 2013 and parties have not extended this date, (d) the other party has breached or failed to perform its representations and warranties, covenants or agreements in the Merger Agreement or (e) the Cymer board changes its recommendation to Cymer stockholders to approve the Merger Agreement or fails to include its recommendation in the proxy statement/prospectus that has been filed with the SEC.

All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party that has incurred such costs and expenses, whether or not the Merger is consummated. However, Cymer must pay ASML a termination fee of USD 75,000,000 if the Merger Agreement is terminated on certain grounds including, among other things, termination because the Cymer board changes its recommendation to Cymer stockholders to approve the Merger Agreement in connection with a superior acquisition proposal or an intervening event or (subject to certain conditions) the Merger is not consummated on or before July 16, 2013 (or any date to which the termination date is extended, but not later than October 16, 2013).

D. Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euros on Amsterdam Shares may be officially transferred by a bank from the Netherlands and converted into any other currency without being subject to any Dutch legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Dutch Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on New York Shares shall be declared in euros but paid in U.S. dollars, converted by us at the rate of exchange at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association.

E. Taxation

Dutch Taxation

The statements below represent a summary of current Dutch tax laws, regulations and judicial interpretations thereof. The description is limited to the material tax implications for a holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes (“Non-resident Holder”). This summary does not address special rules that may apply to special classes of holders of ordinary shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in ordinary shares should consult his or her tax counsel.

General

The acquisition of ordinary shares by a non-resident of the Netherlands should not be treated as a taxable event for Dutch tax purposes. The income consequences in connection with owning and disposing of our ordinary shares are discussed below.

Substantial Interest

A person that, (inter alia) directly or indirectly, and either independently or jointly with his partner (as defined in the Dutch Personal Income Tax Act 2001), owns 5.0 percent or more of our share capital, owns profit participating rights that

ASML ANNUAL REPORT 2012	58

correspond to at least 5.0 percent of the annual profits of a Dutch company or to at least 5.0 percent of the liquidation proceeds of such company or holds options to purchase 5.0 percent or more of our share capital, is deemed to have a substantial interest in our shares, or our options, as applicable. Specific rules apply in case certain family members of the Non-resident hold a substantial interest. A deemed substantial interest also exists if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no taxable gain has been recognized. Special attribution rules exist in determining the presence of a substantial interest.

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

•	Does not carry out and has not carried out any activities which generate taxable profit or taxable income to which the holding of our ordinary shares was connected;
•	Is not an individual that has elected to be taxed as a resident of the Netherlands.

Corporate Income Tax Consequences for Corporate Non-resident Holders

Income derived from ordinary shares or capital gains derived from the sale, exchange or disposition of ordinary shares by a corporate Non-resident Holder is taxable if:

•

The holder carries on a business in the Netherlands through a permanent establishment or a permanent agent in the Netherlands (Dutch enterprise) and the ordinary shares are attributable to this permanent establishment or permanent agent, unless the participation exemption (discussed below) applies; or

•

The holder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which out ordinary shares are attributable, while the profits of such holder are taxable in the Netherlands pursuant to article 17(3)(c) of the Dutch Corporate Income Tax Act 1969; or

•

The holder has a substantial interest in our share capital, which is held with the primary aim or one of the primary aims to evade the levy of income tax or dividend withholding tax at the level of another person and which is not attributable to his enterprise; or

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

•	Stock dividends up to their nominal value (unless distributed out of qualifying paid-in capital);
•	Any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes; and
•	Liquidation proceeds in excess of qualifying average paid-in capital for Dutch dividend withholding tax purposes.

ASML ANNUAL REPORT 2012	59

A reduction of Dutch dividend withholding tax can be obtained if:

•	The participation exemption applies and the ordinary shares are attributable to a business carried out in the Netherlands;
•	The dividends are distributed to a qualifying EU corporate holder satisfying the conditions of article 4(2) and 4(3) of the Dutch Dividend Withholding Tax Act 1965; or
•	The rate is reduced by a Tax Treaty.

A Non-resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a Tax Treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the Treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by us to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0 percent Dutch withholding tax or, in the case of certain United States corporate shareholders owning at least 10.0 percent of our voting power, a reduction to 5.0 percent, provided that the Holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholders owning at least 80.0 percent of our voting power and meeting all other requirements. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15.0 percent and are required to file for a refund of such withholding.

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

ASML ANNUAL REPORT 2012	60

United States Taxation

The following is a discussion of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares by a United States Holder (as defined below) acting in the capacity of a beneficial owner who is not a tax resident of the Netherlands. This discussion deals only with Ordinary Shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, financial institutions, regulated investment companies, dealers in securities/traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, investors owning directly, indirectly or constructively 10.0 percent or more of ASML’s outstanding voting shares, investors who hold Ordinary Shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local, FIRPTA related United States federal income tax consequences, or non-United States tax consequences.

This discussion is based on the U.S.-Dutch Income Tax Treaty (“Treaty”) and the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and ASML has not obtained, nor does ASML intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding shares. Prospective purchasers of Ordinary Shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of United States federal, state, local or non-United States tax laws to which they may be subject.

As used herein, the term ‘United States Holder’ means a beneficial owner of Ordinary Shares for United States federal income tax purposes whose holding of such Ordinary Shares does not form part of the business property or assets of a permanent establishment or fixed base in the Netherlands; who is fully entitled to the benefits of the Treaty in respect of such Ordinary Shares; and is:

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

Passive Foreign Investment Company Considerations

ASML believes it was not a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes in 2012 and that it will not be a PFIC in 2013. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to ASML’s actual PFIC status in any particular year until the close of the taxable year in question. ASML has not conducted a detailed study at this time to confirm its non-PFIC status. If ASML were treated as a PFIC in any year during which a United States Holder owned common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

Taxation of Dividends

United States Holders should generally include in gross income, as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Dutch withholding taxes) ASML makes out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a United States Holder should be the U.S. dollar value of the foreign currency (e.g. euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s U.S. tax basis in the Ordinary Shares and

ASML ANNUAL REPORT 2012	61

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

For U.S. foreign tax credit purposes, dividends paid by ASML generally will be treated as foreign-source income and as ‘passive category income’ (or in the case of certain holders, as ‘general category income’). Gains or losses realized by a United States Holder on the sale or exchange of Ordinary Shares generally will be treated as U.S.-source gain or loss. The rules governing the foreign tax credit are complex and ASML suggests that each United States Holder consult his or her own tax advisor to determine whether, and to what extent, a foreign tax credit will be available.

Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, the Jobs and Growth Tax Reconciliation Act of 2003, as amended by the Tax Increase and Prevention Act of 2005 and the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 reduce to 15.0 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2012, so long as certain exclusions do not apply and the stock has been held for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends received from ‘qualified foreign corporations’ generally qualify for the reduced rate. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if: (i) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that has been identified as a qualifying treaty and contains an exchange of information program. Individual United States Holders should consult their tax advisors regarding the impact of this provision on their particular situations.

Dividends paid by ASML generally will constitute ‘portfolio income’ for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as ‘investment income’ for purposes of the limitation on the deduction of investment interest expense.

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

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the Ordinary Shares or proceeds from a sale, redemption or other disposition of the Ordinary Shares. A ‘backup withholding’ tax may be applied to, and withheld from, these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any

ASML ANNUAL REPORT 2012	62

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain reporting requirements of the US Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

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

I. Subsidiary Information

See Item 4.C. “Organizational Structure”.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value. To mitigate the risk that any of our counterparties in hedging transactions is unable to meets its obligations, we only enter into transactions with a limited number of major financial institutions that have high credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through

ASML ANNUAL REPORT 2012	63

the use of foreign exchange contracts. It is our policy not to hedge currency translation exposures resulting from net equity investments in foreign subsidiaries.

Details of the forward foreign exchange contracts and hedging activities are included in Note 3 of our consolidated financial statements.

Interest rate risk management

We have interest-bearing assets and liabilities that expose us to fluctuations in market interest rates. We use interest rate swaps to align the interest-typical terms of interest-bearing liabilities with the interest-typical terms of interest-bearing assets. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobond due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents.

Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations.

Details of the interest rate swaps and hedging activities are included in Note 3 of the consolidated financial statements.

Financial instruments

We use foreign exchange contracts to manage our currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our financial instruments:

	2012		2011
As of December 31 (in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	262,146	16,805	389,579	(23,999)
Interest rate swaps[2]	624,900	124,050	641,500	109,991

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to the Eurobond; the fair value of the interest rate swaps includes accrued interest.

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

Sensitivity analysis financial instruments

Foreign currency sensitivity

We are mainly exposed to fluctuations in exchange rates between the euro and the U.S. dollar and the euro and the Japanese yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes or other comprehensive income, as shown.

	2012		2011
(in thousands)	Impact on income before income taxes EUR	Impact on other comprehensive income EUR	Impact on income before income taxes EUR	Impact on other comprehensive income EUR

U.S. dollar	(5,646)	13,669	(2,317)	17,293
Japanese yen	465	(3,218)	(902)	(6,255)
Other currencies	(7,674)	-	(3,628)	-
Total	(12,855)	10,451	(6,847)	11,038

ASML ANNUAL REPORT 2012	64

It is our policy to limit the effects of currency exchange rate fluctuations on our consolidated statements of operations. The increased effect on income before income taxes in 2012 compared with 2011 reflects our higher net exposure at year end. The negative effect on income before income taxes as presented in the table above for 2012 is mainly attributable to timing differences between the arising and hedging of exposures.

The effects of the fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions are recognized in other comprehensive income. The decreased U.S. dollar and Japanese yen effect on other comprehensive income in 2012 compared with 2011 is the result of a decrease in outstanding sales and purchase hedges.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income before income taxes and other comprehensive income.

Interest rate sensitivity

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the balance sheet date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percentage point increase in interest rates on our income before income taxes and other comprehensive income. A positive amount indicates an increase in income before income taxes and other comprehensive income.

	2012		2011
(in thousands)	Impact on income before income taxes EUR	Impact on other comprehensive income EUR	Impact on income before income taxes EUR	Impact on other comprehensive income EUR

Effect of a 1.0 percent point increase in interest rates	20,706	1,488	21,020	1,691

The positive effect on income before income taxes mainly relates to our cash and cash equivalents and short-term investments. The positive effect on other comprehensive income, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.

For a 1.0 percentage point decrease in interest rates there would be a lower opposite effect on income before income taxes and other comprehensive income due to the current interest rates.

See Note 3 to our consolidated financial statements for more information on our financial risk management.

Item 12 Description of Securities Other Than Equity Securities

Not applicable.

ASML ANNUAL REPORT 2012	65

ASML ANNUAL REPORT 2012	66

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2012, the management of ASML conducted an evaluation, under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML is accumulated and communicated to ASML’s management, including ASML’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, for ASML. Under the supervision and with the participation of ASML’s Chief Executive Officer and Chief Financial Officer, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting as of December 31, 2012 based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2012 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with US GAAP.

Deloitte Accountants B.V., an independent registered public accounting firm, has audited the consolidated financial statements included in Item 18 “Financial Statements” and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ASML ANNUAL REPORT 2012	67

B. Code of Ethics

Within ASML, we use a code of ethics and conduct (“Code of Conduct”), that focuses on the following five key areas:

1.	show respect for people and planet;
2.	operate with integrity;
3.	preserve intellectual property and other assets;
4.	manage exposure by following processes; and
5.	adhere to the ASML business principles and applicable laws, and speak up.

The five key areas of the Code of Conduct are translated into a set of Business Principles, an internal set of practical rules and procedures that support the ASML employees in their the day-to-day activities and decision making process. The Code of Conduct is available on our website (www.asml.com).

Furthermore, in order to enhance adherence to and enforcement of the Code of Conduct and internal Business Principles, we use a reporting procedure that provides for whistleblower protection when reporting fraud and other breaches of the Code of Conduct and Business Principles. The reporting procedure is also posted on our website (www.asml.com).

C. Principal Accountant Fees and Services

Deloitte Accountants B.V. has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2012. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its member firms and/or affiliates in 2012 and 2011:

Year ended December 31 (in thousands)	2012 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR	2011 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR

Audit fees in relation to annual reports	1,002	-	1,002	1,022	-	1,022
Other audit fees	-	352	352	40	382	422
Audit-related fees	149	-	149	49	-	49
Tax fees	-	353	353	-	322	322
Other	-	247	247	-	-	-

Principal accountant fees and services	1,151	952	2,103	1,111	704	1,815

Audit fees and other audit fees

Audit fees primarily relate to the audit of our annual consolidated financial statements set out in our Annual Report on Form 20-F, our Statutory Annual Report, agreed upon procedures on our quarterly financial results and services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries.

Audit-related fees

Audit-related fees mainly related to various audit services not related to the ASML’s consolidated financial statements.

Tax fees

Tax fees can be detailed as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Corporate Income Tax compliance services	123	73
Tax assistance for expatriate employees	79	179
Other tax advisory and compliance	151	70

Tax fees	353	322

The Audit Committee has approved the external audit plan and related audit fees for the year 2012. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as certain tax-related services and acquisition advisory services, are permitted. The Audit Committee pre-

ASML ANNUAL REPORT 2012	68

approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.

The Audit Committee will monitor compliance with the new Dutch rules on non-audit services provided by our auditor, which outlines strict separation of audit and advisory services for Dutch public interest entities. Furthermore, we will evaluate the implication of the mandatory firm rotation (not applicable to financial years before January 1, 2016) which applies to all Dutch public interest entities.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 25, 2012, the General Meeting of Shareholders authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 25, 2013.

On January 19, 2011, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the next two years. On January 18, 2012, we announced to increase the size of the program to a maximum amount of EUR 1,130 million. During the period from January 20, 2011 up to and including November 22, 2012, when the program was completed, we had purchased 36,952,634 of our shares at an average price of EUR 30.58 per share. Of the shares purchased, 24,627,581 have been cancelled with the remaining shares intended to be cancelled in 2013.

Furthermore, on January 18, 2012, we announced our intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. During the period from November 22, 2012 up to and including December 14, 2012, when the program was completed, a total number of 2.2 million shares was purchased for a total amount of EUR 105.2 million at an average price of EUR 47.81 per share. These shares will be held as treasury shares pending delivery pursuant to such plans.

Both programs had been suspended between July 10, 2012 and October 18, 2012 following the announcement of the Customer Co-Investment Program on July 9, 2012.

The following table provides a summary of shares repurchased by ASML in 2012 (excluding the effect of the Synthetic Share Buyback):

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program[1] (EUR)	Maximum number of shares that may yet be purchased under the program[2]

January 20 - 31, 2012	2,132,366	32.65	2,132,366	360,369,363	2,200,000
February 1 - 28, 2012	1,025,407	34.71	3,157,773	324,780,615	2,200,000
March 1 - 31, 2012	949,726	35.76	4,107,499	290,820,741	2,200,000
April 1 - 30, 2012	654,169	37.18	4,761,668	266,501,698	2,200,000
May 2 - 31, 2012	1,219,480	36.88	5,981,148	221,530,029	2,200,000
June 1 - 30, 2012	1,133,550	38.61	7,114,698	177,764,616	2,200,000
July 1 - 29, 2012	428,000	40.65	7,542,698	160,366,940	2,200,000
August 1 - 31, 2012	-	-	7,542,698	160,366,940	2,200,000
September 1 - 30, 2012	-	-	7,542,698	160,366,940	2,200,000
October 3 - 31, 2012	1,153,112	41.86	8,695,810	112,099,413	2,200,000
November 1 - 30, 2012	3,240,099	44.10	11,935,909	-	1,542,149
December 1 - 31, 2012	1,542,149	48.24	13,478,058	-	-

Total	13,478,058	39.71

1	Program to purchase shares up to a maximum amount of EUR 1,130 million. We have or will cancel these shares.
2	Program to purchase up to 2.2 million shares for the purpose of covering outstanding employee stock and stock option plans.

At the EGM held on September 7, 2012, a resolution was passed to amend the Articles of Association in connection with the Synthetic Share Buyback to be effected in connection with the Customer Co-Investment Program. We refer to Item 10 B. “Memorandum and Articles of Association” for a summary description of these amendments. On November 24,

ASML ANNUAL REPORT 2012	69

2012, we effectuated the amendments consisting of a repayment to shareholders (excluding participating customers) of EUR 9.18 per ordinary share and the exchange of each 100 ASML ordinary shares for 77 ASML ordinary shares.

As a result of these amendments, which in substance constitute a Synthetic Share Buyback, we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million.

Period	Year	Total amount paid (in EUR millions)	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Reduction of Shares Outstanding vs Beginning of Year (Percentage)

Share Buybacks	2006	677.2	40,385,139	16.77	8.3
Synthetic Share Buyback	2007	1,011.9	55,093,409	18.37	11.5
Share Buybacks	2007	359.8	17,000,000	21.16	3.6
Share Buybacks	2008	87.6	5,000,000	17.52	1.1
Share Buybacks	2011	700.0	25,674,576	27.26	5.9
Synthetic Share Buyback	2012	3,728.3	93,411,216	39.91	22.6
Share Buybacks	2012	535.2	13,478,058	39.71	3.3

Total / Average[1]		3,371.7	156,631,182	21.53	32.3

1	Totals, average and percentage are excluding the synthetic share buyback executed in 2012 as part of our Customer Co-Investment Program. The percentage represents the reduction of shares outstanding compared to January 1, 2006.

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

•	Dutch law requires that ASML’s external auditors be appointed by the AGM and not by the Audit Committee as contemplated by NASDAQ rules.

•

ASML does not follow NASDAQ’s requirement regarding distribution to shareholders of copies of an Annual Report containing audited financial statements prior to our AGM. The distribution of Annual Reports to shareholders is not required under Dutch corporate law or Dutch securities laws, or by NYSE Euronext Amsterdam. Furthermore, it is generally accepted business practice for Dutch companies not to distribute annual reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the Annual Reports. Instead, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Dutch listing agent as stated in the convening notice for the meeting) approximately two weeks prior to convocation of the AGM. In addition, we post a copy of our annual report on our website prior to the Annual General Meeting of Shareholders.

•

ASML does not follow NASDAQ’s requirement to obtain shareholder approval of stock option or purchase plans or other equity compensation arrangements available to officers, directors or employees. It is not required under Dutch law or generally accepted practice for Dutch companies to obtain shareholder approval of equity compensation arrangements available to officers, directors or employees. The AGM adopts the remuneration policy for the Board of Management, approves equity compensation arrangements for the Board of Management and approves the remuneration for the Supervisory Board. The actual total remuneration (including equity compensation) for individual members of the Board of Management is determined by the Supervisory Board. Equity compensation arrangements for employees are adopted by the Board of Management within limits approved by the AGM.

ASML ANNUAL REPORT 2012	70

H. Mine Safety Disclosure

Not applicable.

ASML ANNUAL REPORT 2012	71

ASML ANNUAL REPORT 2012	72

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

In response to this item, ASML incorporates herein by reference the consolidated financial statements of ASML set out on pages F-2 through F-55 hereto.

Item 19 Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 13 to the Registrant’s, Registration Statement on Form 8-A/A, filed with the Commission on February 8, 2013)
2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017 (Incorporated by reference to the Registrant’s Annual Report for the year ended December 31, 2008)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000)[1]
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)[1]
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)[1]
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)[1]
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))

ASML ANNUAL REPORT 2012	73

Exhibit No.	Description
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.27	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.28	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.29	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.30	ASML Share and Option Purchase Plan for Employees (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 20, 2010 (file No. 333-170034))
4.31	Investment Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012[2]
4.32	450mm NRE Funding Agreement between ASML Holding N.V., and Intel Corporation, dated July 9, 2012[1,2]
4.33	EUV NRE Funding Agreement between ASML Holding N.V., and Intel Corporation, dated July 9, 2012[1,2]
4.34	Shareholder Agreement between ASML Holding N.V. and Intel Holdings B.V., Intel Corporation and Stichting Administratiekantoor MAKTSJAB dated September 12, 2012[2]
4.35	Agreement and Plan of Merger by and among ASML Holding N.V., Kona Acquisition Company, Inc. Cymer, Inc. and certain other parties set forth therein, date October 16, 2012 (incorporated by reference to Annex A to the Registrant’s Registration Statement on Form F-4 filed with the Commission on November 21, 2012 (file No. 333-185120))
8.1	List of Main Subsidiaries[2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934[2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002[2]
15.1	Consent of Deloitte Accountants B.V.[2]
101.INS	XBRL Instance Document[2]
101.SCH	XBRL Taxonomy Extension Schema Document[2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document[2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document[2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document[2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document[2]

1 Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

2 Filed at the Commission herewith.

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ASML Holding N.V. (Registrant)

/s/ Eric Meurice
Eric Meurice
President, Chief Executive Officer and Chairman of the Board of Management
Dated: February 12, 2013

/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President, Chief Financial Officer and Member of the Board of Management
Dated: February 12, 2013

ASML ANNUAL REPORT 2011	74

Financial Statements

Index to Financial Statements

F-2	Consolidated Statements of Operations

F-2	Consolidated Statements of Comprehensive Income

F-3	Consolidated Balance Sheets

F-4	Consolidated Statements of Shareholders’ Equity

F-5	Consolidated Statements of Cash Flows

F-6	Notes to the Consolidated Financial Statements

F-55	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2012	F-1

Consolidated Statements of Operations

Notes	Year ended December 31 (in thousands, except per share data)	2012 EUR	2011 [2] EUR	2010 EUR

20	Net system sales	3,801,632	4,883,913	3,894,742
	Net service and field option sales	929,923	767,122	613,196

20	Total net sales	4,731,555	5,651,035	4,507,938
	Cost of system sales	2,198,921	2,793,931	2,222,965
	Cost of service and field option sales	527,377	407,714	329,803

22	Total cost of sales	2,726,298	3,201,645	2,552,768

	Gross profit on sales	2,005,257	2,449,390	1,955,170
22, 23	Research and development costs	589,182	590,270	523,426
22	Selling, general and administrative costs	259,301	217,904	181,045

	Income from operations	1,156,774	1,641,216	1,250,699
24	Interest income	16,585	41,156	15,125
24	Interest expense	(22,781)	(33,737)	(23,301)

	Income before income taxes	1,150,578	1,648,635	1,242,523
19	Provision for income taxes	(4,262)	(181,675)	(220,703)

	Net income	1,146,316	1,466,960	1,021,820
	Basic net income per ordinary share	2.70	3.45	2.35
	Diluted net income per ordinary share[1]	2.68	3.42	2.33
	Number of ordinary shares used in computing per share amounts (in thousands)
	Basic	424,096	425,618	435,146
	Diluted[1]	426,986	429,053	438,974

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.
2	As of January 1, 2011, we adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Notes	Year ended December 31 (in thousands)	2012 EUR	2011 EUR	2010 EUR

	Net income	1,146,316	1,466,960	1,021,820

	Foreign currency translation:
3	Gain (loss) on foreign currency translation	8,063	(17,473)	22,286

	Financial instruments, net of taxes:
3	Gain (loss) on derivative financial instruments	214	(4,610)	(49,175)
3	Transfers to net income	(7,761)	51,963	47,954

	Comprehensive income	1,146,832	1,496,840	1,042,885

ASML ANNUAL REPORT 2012	F-2

Consolidated Balance Sheets

Notes	As of December 31 (in thousands, except share and per share data)	2012 EUR	2011 EUR

	Assets
4	Cash and cash equivalents	1,767,596	2,731,782
4	Short-term investments	930,005	-
5	Accounts receivable, net	605,288	880,627
6	Finance receivables, net	265,167	78,853
19	Current tax assets	57,116	32,105
7	Inventories, net	1,856,970	1,624,627
19	Deferred tax assets	103,695	120,720
8	Other assets	246,005	238,095

	Total current assets	5,831,842	5,706,809

6	Finance receivables, net	38,621	-
19	Deferred tax assets	39,443	38,735
8	Other assets	311,538	307,251
9	Goodwill	149,168	146,044
10	Other intangible assets, net	9,943	8,366
11	Property, plant and equipment, net	1,029,923	1,053,610

	Total non-current assets	1,578,636	1,554,006

	Total assets	7,410,478	7,260,815

	Liabilities and shareholders’ equity
	Accounts payable	188,961	444,269
12	Accrued and other liabilities	1,880,370	1,768,647
19	Current tax liabilities	10,791	14,999
14	Current portion of long-term debt	3,610	2,587
13	Provisions	2,280	2,326
19	Deferred and other tax liabilities	271	214

	Total current liabilities	2,086,283	2,233,042

14	Long-term debt	755,880	733,781
19	Deferred and other tax liabilities	88,307	176,727
13	Provisions	7,974	10,012
12	Accrued and other liabilities	405,141	663,099

	Total non-current liabilities	1,257,302	1,583,619

	Total liabilities	3,343,585	3,816,661

16, 18	Commitments and contingencies	-	-

	Cumulative Preference Shares; EUR 0.09 nominal value; 700,000,000 shares authorized at December 31, 2012 and 2011; none issued and outstanding at December 31, 2012 and 2011;	-	-

	Ordinary Shares B; EUR 0.01 nominal value; 9,000 shares authorized at December 31, 2012; none issued and outstanding per December 31, 2012; not applicable per December 31, 2011;	-	-

Ordinary Shares; EUR 0.09 nominal value;

699,999,000 shares authorized at December 31, 2012;

407,165,221 issued and outstanding at December 31, 2012;

700,000,000 shares authorized at December 31, 2011;

413,669,257 issued and outstanding at December 31, 2011;

	Issued and outstanding shares	37,470	38,354
	Share premium	483,651	473,043
	Treasury shares at cost	(464,574)	(416,417)
	Retained earnings	3,931,359	3,270,703
	Accumulated other comprehensive income	78,987	78,471

26	Total shareholders’ equity	4,066,893	3,444,154

	Total liabilities and shareholders’ equity	7,410,478	7,260,815

ASML ANNUAL REPORT 2012	F-3

Consolidated Statements of Shareholders’ Equity

		Issued and Outstanding Shares			Treasury		Accumulated Other Compre-
Notes	(in thousands)	Number[1]	Amount EUR	Share Premium EUR	Shares at cost EUR	Retained Earnings EUR	hensive Income EUR		Total EUR

	Balance at January 1, 2010	433,639	39,028	476,261	(218,203)	1,450,156	27,526		1,774,768

	Components of comprehensive income:
	Net income	-	-	-	-	1,021,820	-		1,021,820
3	Foreign Currency Translation, net of taxes	-	-	-	-	-	22,286		22,286
3	Loss on financial instruments, net of taxes	-	-	-	-	-	(1,221)		(1,221)

17, 21, 22	Share-based payments	-	-	12,109	-	-	-		12,109
17, 21	Issuance of shares	2,954	265	(17,223)	66,531	(18,573)	-		31,000
26	Dividend paid	-	-	-	-	(86,960)	-		(86,960)
17, 19	Tax benefit from share-based payments	-	-	106	-	-	-		106

	Balance at December 31, 2010	436,593	39,293	471,253	(151,672)	2,366,443	48,591	[2]	2,773,908

	Components of comprehensive income:
	Net income	-	-	-	-	1,466,960	-		1,466,960
3	Foreign Currency Translation, net of taxes	-	-	-	-	-	(17,473)		(17,473)
3	Gain on financial instruments, net of taxes	-	-	-	-	-	47,353		47,353

	Purchase of treasury shares	(25,675)	-	-	(700,452)	-	-		(700,452)
	Cancellation of treasury shares	-	(1,187)	-	373,801	(372,614)	-		-
17, 21, 22	Share-based payments	-	-	12,430	-	-	-		12,430
17, 21	Issuance of shares	2,751	248	(10,629)	61,906	(17,441)	-		34,084
26	Dividend paid	-	-	-	-	(172,645)	-		(172,645)
17, 19	Tax deficit from share-based payments	-	-	(11)	-	-	-		(11)

	Balance at December 31, 2011	413,669	38,354	473,043	(416,417)	3,270,703	78,471	[2]	3,444,154

	Components of comprehensive income:
	Net income	-	-	-	-	1,146,316	-		1,146,316
3	Foreign Currency Translation	-	-	-	-	-	8,063		8,063
3	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,547)		(7,547)

	Customer Co-Investment Program:
26, 28	Issuance of shares	96,566	8,691	3,968,677	-	-	-		3,977,368
26, 28	Fair value differences[3]	-	-	(123,416)	-	-	-		(123,416)
26, 28	Capital repayment[4]	(93,411)	(8,691)	(3,845,261)	125,628	-	-		(3,728,324)

26	Purchase of treasury shares	(13,478)	(198)	-	(535,175)	-	-		(535,373)
26	Cancellation of treasury shares	-	(1,030)	-	294,752	(293,722)	-		-
17, 21, 22	Share-based payments	-	-	18,714	-	-	-		18,714
17, 21	Issuance of shares	3,819	344	(10,222)	66,638	(3,046)	-		53,714
26	Dividend paid	-	-	-	-	(188,892)	-		(188,892)
17, 19	Tax benefit from share-based payments	-	-	2,116	-	-	-		2,116

	Balance at December 31, 2012	407,165	37,470	483,651	(464,574)	3,931,359	78,987	[2]	4,066,893

1	As of December 31, 2012, the number of issued shares was 419,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246. As of December 31, 2011, the number of issued shares was 431,294,790. This includes the number of issued and outstanding shares of 413,669,257 and the number of treasury shares of 17,625,533.
2	As of December 31, 2012, accumulated other comprehensive income, net of taxes, consists of EUR 83.5 million relating to foreign currency translation (2011: EUR 75.5 million; 2010: EUR 93.0 million) and EUR 4.5 million relating to unrealized losses on financial instruments (2011: EUR 3.0 million gains; 2010: EUR 44.4 million losses).
3	The difference between the fair value of the shares and the subscription price of the shares issued to the participating customers in the Customer Co-Investment Program.
4	In 2012, as part of the capital repayment, EUR 3,728.3 million of shareholders’ equity was returned to our shareholders (excluding Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”) (collectively referred to as “participating customers” in the Customer Co-investment Program)) and the number of shares was reduced by 23 percent. See Note 26.

ASML ANNUAL REPORT 2012	F-4

Consolidated Statements of Cash Flows

Notes	Year ended December 31 (in thousands)	2012 EUR		2011 EUR	2010 EUR

	Cash Flows from Operating Activities
	Net income	1,146,316		1,466,960	1,021,820

	Adjustments to reconcile net income to net cash flows from operating activities:
10, 11	Depreciation and amortization	186,620		165,185	151,444
9, 10, 11	Impairment	3,234		12,272	8,563
11	Loss on disposal of property, plant and equipment[1]	2,272		3,368	2,913
17, 21	Share-based payments	18,714		12,430	12,109
5	Allowance for doubtful receivables	458		849	(1,256)
7	Allowance for obsolete inventory	130,911		60,300	55,691
19	Deferred income taxes	(72,374)		63,250	28,053
	Changes in assets and liabilities:
5	Accounts receivable	246,982		267,209	(748,898)
6	Finance receivables	(225,103)		(37,301)	(20,000)
7	Inventories[1]	(352,716)		(276,243)	(706,233)
8	Other assets	19,117		(58,292)	(114,003)
12, 13	Accrued and other liabilities	(147,691)		589,217	862,919
	Accounts payable	(225,083)		(126,234)	350,231
19	Current income taxes	(28,179)		(72,530)	36,695

	Net cash provided by operating activities	703,478		2,070,440	940,048

	Cash Flows from Investing Activities
11	Purchase of property, plant and equipment[1]	(171,878)		(300,898)	(128,728)
11	Proceeds from sale of property, plant and equipment[1]	-		-	3,825
10	Purchase of intangible assets	(7,658)		-	-
4	Purchase of available for sale securities	(1,379,997)		-	-
4	Maturity of available for sale securities	449,992		-	-
	Acquisition of subsidiaries (net of cash acquired)	(10,292)		-	-

	Net cash used in investing activities	(1,119,833)		(300,898)	(124,903)

	Cash Flows from Financing Activities
26	Dividend paid	(188,892)		(172,645)	(86,960)
27	Purchase of shares	(535,373)		(700,452)	-
17, 21	Net proceeds from issuance of shares	3,907,666	[2]	34,084	31,000
26	Capital Repayment	(3,728,324)	[3]	-	-
	Deposits from customers	-		(150,000)	150,000
14	Repayment of debt	(2,776)		(2,537)	(1,444)
17, 19	Tax benefit (deficit) from share-based payments	2,116		(11)	106

	Net cash provided by (used in) financing activities	(545,583)		(991,561)	92,702

	Net cash flows	(961,938)		777,981	907,847
	Effect of changes in exchange rates on cash	(2,248)		3,967	4,913

	Net increase (decrease) in cash and cash equivalents	(964,186)		781,948	912,760
4	Cash and cash equivalents at beginning of the year	2,731,782		1,949,834	1,037,074

4	Cash and cash equivalents at end of the year	1,767,596		2,731,782	1,949,834

	Supplemental Disclosures of Cash Flow Information:
	Interest paid	(37,906)		(35,919)	(35,559)
	Taxes paid	(109,504)		(202,312)	(148,915)

1	An amount of EUR 204.8 million (2011: EUR 300.5 million, 2010: EUR 214.1 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory, an amount of EUR 9.6 million relates to other non-cash movements (mainly investments not yet paid and inceptions of finance lease arrangements) and an amount of EUR 222.9 million (2011: EUR 145.3 million, 2010: EUR 110.4 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these consolidated statements of cash flows. For further details see Note 11.
2	The net proceeds from issuance of shares includes an amount of EUR 3,853.9 million related to the share issuances in connection to the Customer Co-Investment Program.
3	The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback in November 2012.

ASML ANNUAL REPORT 2012	F-5

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

Our shares are listed for trading in the form of registered shares on NASDAQ and on NYSE Euronext Amsterdam. The principal trading market of our ordinary shares is NYSE Euronext Amsterdam.

Basis of preparation

The accompanying consolidated financial statements are stated in thousands of euros (“EUR”) unless indicated otherwise.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Principles of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which ASML is the primary beneficiary (referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation.

Subsidiaries

Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than half of the voting rights. As from the date that these criteria are met, the financial data of the relevant subsidiaries are included in the consolidation.

Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred, the fair value of other assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e., the date at which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.

Variable Interest Entities

We assess whether we have a controlling financial interest in any Variable Interest Entity (“VIE”) and, thus, whether we are the VIE’s primary beneficiary. ASML shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics: (a.) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b.) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If ASML has a controlling financial interest in a VIE, it is required to consolidate the VIE.

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

Derivative financial instruments

We principally use derivative hedging instruments for the management of foreign currency risks and interest rate risks. We measure all derivative hedging instruments based on fair values derived from market prices of the instruments. We

ASML ANNUAL REPORT 2012	F-6

adopt hedge accounting for hedges that are highly effective in offsetting the identified hedged risks taking into account required effectiveness criteria.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. We designate certain derivatives as either:

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

We document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedging transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of a derivative financial instrument that is designated and qualified as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the consolidated statements of operations.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the consolidated statement of operations from that date.

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

Cash flow hedge

Changes in the fair value of a derivative that is designated and qualified as a cash flow hedge are recorded in other comprehensive income, net of taxes, until the underlying hedged transaction is recognized in the consolidated statements of operations. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is released from other comprehensive income and included in the consolidated statements of operations, unless, extenuating circumstances exist that are related to the nature of the forecasted transaction and are outside our control or influence and which cause the forecasted transaction to be probable of occurring on a date that is beyond the specified time period.

Foreign currency hedging instruments that are being used to hedge cash flows related to forecasted sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the consolidated statements of operations in “sales” or “cost of sales”.

Interest rate swaps that are being used to hedge changes in the variability of future interest cash flows to certain of our operating lease obligations are designated as cash flow hedges. The changes in fair value of the derivatives are intended to offset changes in future interest cash flows of such operating lease obligations. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest cash flows is recognized in the consolidated statements of operations as “interest income” or “interest expense”.

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

ASML ANNUAL REPORT 2012	F-7

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Short-term investments

Investments with remaining maturities longer than three months and less than one year at the date of acquisition are presented as short-term investments. The short-term investments are classified as available-for-sale securities and are stated at fair value. Gains and losses, other than impairments, interest income and foreign exchange results, are recognized in comprehensive income until the short-term investments are derecognized. Upon derecognition, the cumulative gain or loss recognized in comprehensive income, is recognized in the consolidated statement of operations.

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

Intangible assets

Goodwill

Goodwill represents the excess of the costs of an acquisition over the fair value of the amounts assigned to assets acquired and liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to reporting units for the purpose of impairment testing. The allocation is made to those reporting units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is stated at cost less accumulated impairment losses.

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

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease.

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

ASML ANNUAL REPORT 2012	F-8

the project, which it has deemed probable to be completed and to be usable for the intended function. These costs are depreciated on a straight-line basis over the period of related benefit, which ranges primarily from three to five years.

Evaluation of long-lived assets for impairment

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (September 30) and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The test is based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the reporting unit (including goodwill allocated to such unit) with the fair value of that reporting unit. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. In the second step the goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Other intangible assets and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with the fair value being the sum of the related undiscounted future cash flows. Second, if the carrying amount of the other intangible assets and property, plant and equipment is higher than the fair value the assets are considered to be impaired. An impairment expense is recognized as the difference between the carrying amount and the fair value of the other intangible assets and property, plant and equipment.

Provisions

Provisions for lease contract termination costs are recognized when costs will continue to be incurred under a contract for its remaining term without economic benefit to us and we cease using the rights conveyed by the contract. The provisions are measured at fair value which for an operating lease contract is determined based on the remaining lease payments reduced by the estimated sublease payments that could be reasonably obtained.

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

In 2012, we recognized system sales revenue for one NXE:3100 system (2011: three NXE:3100 systems; 2010: no NXE:3100 systems) that was installed at the customer location and was accepted by our customer, for an amount of EUR 43.7 million (2011: EUR 119.3 million and 2010: EUR nil). As of December 31, 2012, no amounts were deferred in relation to NXE:3100 systems (2011: EUR 48.6 million and 2010: EUR 38.5 million).

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, resell those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our

ASML ANNUAL REPORT 2012	F-9

normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2012 and 2011 ASML had no repurchase commitments.

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

In the event that an arrangement with a customer becomes onerous, we recognize a liability for the amount that the cost of settling the arrangement exceeds the amount of the contract price. When we satisfy the onerous arrangement, we derecognize the related liability.

Multiple element arrangements

The main portion of ASML’s revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended the guidance on arrangements with multiple deliverables in ASC 605-25. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. We apply this accounting guidance prospectively to arrangements originating or materially modified on or after January 1, 2011. The implementation resulted in additional qualitative disclosures that are included below, but did not result in additional units of accounting and only had an insignificant impact on timing and allocation of revenues.

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

The hierarchy of evidence to determine a selling price in ASC 605-25 is as follows:

•	Vendor-Specific Objective Evidence (“VSOE”) – the price at which we sell the element in a separate standalone transaction;
•	Third-Party Evidence (“TPE”) – evidence from us or other companies of the value of a largely interchangeable element in a transaction;
•	Best Estimate of Selling Price (“BESP”) – our best estimate of the selling price of an element in the transaction.

To determine the selling price in multiple elements arrangements, we establish VSOE of the selling price for installation and training services and prepaid extended and enhanced (optic) warranty contracts. VSOE is determined based on the prices that ASML charges for installation and comparable services (such as relocating a system to another customer site) and prepaid extended and enhanced (optic) warranty contracts on a stand-alone basis, which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When we are unable to establish the selling price using VSOE or TPE, we use BESP. The objective of using estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and external factors

ASML ANNUAL REPORT 2012	F-10

including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies. We review selling prices every reporting period and maintain internal controls over the establishment and updates of these estimates.

For arrangements entered into through December 31, 2010, we primarily recognize revenue based on the previous guidance of ASC 605-25. The revenue relating to the installation and training services and prepaid extended and enhanced (optic) warranty contracts is deferred at their fair value until delivery of these elements. As we are not able to determine the fair value for the system, but we are able to determine the fair value for all other elements in the arrangement, revenue is allocated as the difference between the total arrangement consideration less the aggregate fair value of all other elements in the arrangement, and no revenue is recognized until all elements without fair value have been delivered.

Lease arrangements

A lease is classified as a sales-type lease if any of the following lease classification criteria are met at its inception:

1.	The lease transfers ownership of the property to the lessee by the end of the lease term;
2.	The lease contains a bargain purchase option;
3.	The lease term is equal to 75 percent or more of the estimated economic life of the leased property; and
4.	The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception over any related investment tax credit retained by the lessor and expected to be realized by the lessor.

In addition revenue is recognized at commencement of the lease term. The present value of the lease payments is recognized as a finance receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned interest in the consolidated statements of operations.

A lease is classified as an operating lease if the lease classification criteria (as described above) are not met. If ASML has offered its customers an operating lease arrangement, the contract consideration is recognized in the consolidated statements of operations on a straight-line basis over the period of the lease.

Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs.

The extended and enhanced (optic) warranty on our system is accounted for as a separate element of multiple element revenue recognition transactions.

Accounting for shipping and handling fees and costs

ASML bills the customer for, and recognizes as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

Cost of sales

Cost of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the accrued warranty reserve are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve.

Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Cost of field option sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs.

ASML ANNUAL REPORT 2012	F-11

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

Share-based payments

The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant-date fair value of stock options and shares. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bond with AAA ratings, and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of our ordinary shares on NYSE Euronext Amsterdam on the grant-date.

The grant-date fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on our estimate of equity instruments that will eventually vest. At each balance sheet date, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of operations in the period in which the revision is determined, with a corresponding adjustment to shareholders’ equity.

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

On January 1, 2007 we adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes” after codification included in ASC 740. ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Contingencies and litigation

We are party to various legal proceedings generally incidental to our business, as disclosed in Note 18. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

We accrue for legal costs related to litigation in our consolidated statements of operations at the time when the related legal services are actually provided.

ASML ANNUAL REPORT 2012	F-12

Net income per ordinary share

Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See Note 26 for further discussion.

The basic and diluted net income per ordinary share has been calculated in accordance with the following schedule:

Year ended December 31 (in thousands, except per share data)	2012 EUR	2011 EUR	2010 EUR

Net income	1,146,316	1,466,960	1,021,820

Weighted average number of shares outstanding during the year (after deduction of treasury stock)	424,096	425,618	435,146

Basic net income per ordinary share	2.70	3.45	2.35

Weighted average number of shares:	424,096	425,618	435,146
Plus shares applicable to:
Options and conditional shares[1]	2,890	3,435	3,828

Dilutive potential ordinary shares	2,890	3,435	3,828

Adjusted weighted average number of shares	426,986	429,053	438,974

Diluted net income per ordinary share[1]	2.68	3.42	2.33

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

Comprehensive income

Comprehensive income consists of net income (loss) and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income (loss), but recorded directly in shareholders’ equity. For the year ending December 31, 2012, comprehensive income consists of net income, unrealized gains and losses on financial instruments, being available-for-sale securities and derivative financial instruments designated for hedge accounting, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes. For the years ended December 31, 2011 and 2010 comprehensive income consists of net income, unrealized gains and losses on financial instruments, being derivative financial instruments designated for hedge accounting, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes.

New U.S. GAAP Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)”. Under the ASU, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income (“OCI”) along with a total for OCI and a total amount for comprehensive income. The option under current guidance which permits the presentation of components of OCI as part of the statement of changes in shareholders’ equity has been eliminated. In December 2011, the FASB issued ASU 2011-12 which indefinitely defers certain provisions of ASU 2011-05, the main deferred provision relating to a requirement for entities to present reclassification adjustments out of accumulated OCI by component in both the statements in which net income is presented and the statement in which OCI in any period is presented. The ASU is effective for annual and interim periods beginning after December 15, 2011. We have early adopted this standard; adoption had no impact on our consolidated financial statements.

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-11 “Disclosures about Offsetting Assets and Liabilities”. Under the new guidance, the entities must disclose both gross information and net information about both instruments and transactions eligible for offset on the balance sheet in accordance with the offsetting guidance in ASC 210-20-45 or ASC 815-10-45, and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance will be effective for us beginning January 1, 2013. Other than

ASML ANNUAL REPORT 2012	F-13

requiring some additional disclosures, we do not anticipate material impacts on our consolidated financial statements upon adoption.

In July 2012, the FASB issued ASU No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. The FASB issued the ASU in response to feedback on ASU 2011-08, which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. The new guidance will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The ASU 2012-02 will not have any effect on our consolidated financial statements.

In October 2012, the FASB issued ASU No. 2014-04 “Technical Corrections and Improvements”. This ASU makes certain technical corrections (i.e., relatively minor corrections and clarifications) and “conforming fair value amendments” to the FASB Accounting Standards Codification (the “Codification”). The new guidance will be effective for fiscal years beginning after December 15, 2012. We do not anticipate material impacts on our consolidated financial statements upon adoption.

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

Financial assets and financial liabilities measured at fair value on a recurring basis

Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

Our available-for sale financial instruments consist of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market prices for similar assets or discounted cash flow analysis.

The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgement.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the Net Present Value technique (“NPV”) which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the Net Present Value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

Our 5.75 percent senior notes due 2017 (“Eurobond”) serve as a hedged item in a fair value hedge relationship in which we hedge the variability of changes in the fair value of our Eurobond due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current assets and other non-current assets) and the carrying amount of the

ASML ANNUAL REPORT 2012	F-14

Eurobond is adjusted for these fair value changes only. For the actual fair value, including credit risk considerations, see Note 14.

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2012 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments [1]	-	151,748	-	151,748
Money market funds [2]	385,420	-	-	385,420
Short-term investments [3]	279,988	650,017	-	930,005

Total	665,408	801,765	-	1,467,173

Liabilities
Long-term debt [4]	-	759,490	-	759,490
Derivative financial instruments [1]	-	10,893	-	10,893

Total	-	770,383	-	770,383

As of December 31, 2011 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments [1]	-	126,351	-	126,351
Money market funds [2]	369,238	-	-	369,238

Total	369,238	126,351	-	495,589

Liabilities
Long-term debt [4]	-	736,368	-	736,368
Derivative financial instruments [1]	-	40,359	-	40,359

Total	-	776,727	-	776,727

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 3.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt mainly relates to our EUR 600.0 million Eurobond (fair value as at December 31, 2012: EUR 710.1 million (2011: EUR 695.6 million)) and excludes accrued interest. For further details see Note 14.

There were no transfers between levels during the years ended December 31, 2012 and December 31, 2011.

Assets and liabilities measured at fair value on a nonrecurring basis

In 2012, we recognized impairment charges of EUR 3.2 million (2011: EUR 12.3 million; 2010: EUR 8.6 million) on our property, plant and equipment, mainly relating to furniture, fixture and other equipment. Valuation of these assets is classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charge is determined based on the difference between the assets’ estimated fair value (being EUR 0.1 million) and their carrying amount. For further information, see Note 11.

We did not recognize any impairment charges for goodwill and other intangible assets during 2012. See Notes 9 and 10 for more information.

3. Financial risk management

We are exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

ASML ANNUAL REPORT 2012	F-15

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

As of December 31, 2012, accumulated other comprehensive income includes EUR 4.9 million gain (net of taxes: EUR 4.3 million gain; 2011: EUR 4.4 million loss) representing the total anticipated gain to be released to sales, and EUR 6.0 million loss (net of taxes: EUR 5.3 million loss; 2011: EUR 10.3 million gain) to be charged to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. All amounts are expected to be released over the next 12 months. The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2012, no ineffective hedge relationships were recognized (2011: loss of EUR 0.2 million related to sales transactions).

Interest rate risk management

We have interest-bearing assets and liabilities that expose us to fluctuations in market interest rates. We use interest rate swaps to align the interest-typical terms of interest-bearing liabilities with the interest-typical terms of interest-bearing assets. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobond due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2012, the hedge was 100 percent effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobond were included at the same time in the consolidated statement of operations as the changes in the fair value of the interest rate swaps.

Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2012, these hedges were 100 percent effective in hedging the cash flow exposure to interest rate movements.

Financial instruments

We use foreign exchange contracts to manage our currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our financial instruments:

As of December 31 (in thousands)	2012 Notional amount EUR	Fair Value EUR	2011 Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	262,146	16,805	389,579	(23,999)
Interest rate swaps[2]	624,900	124,050	641,500	109,991

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to the Eurobond; the fair value of the interest rate swaps includes accrued interest.

The following table summarizes our derivative financial instruments per category:

	2012		2011
As of December 31 (in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps - cash flow hedges	-	4,780	-	3,933
Interest rate swaps - fair value hedges	128,830	-	113,924	-
Forward foreign exchange contracts - cash flow hedges	5,975	5,688	11,332	3,019
Forward foreign exchange contracts - other hedges (no hedge accounting)	16,943	425	1,095	33,407

Total	151,748	10,893	126,351	40,359

Less non-current portion:
Interest rate swaps - cash flow hedges	-	4,032	-	3,210
Interest rate swaps - fair value hedges	101,651	-	92,534	-

Total non-current portion	101,651	4,032	92,534	3,210

Total current portion	50,097	6,861	33,817	37,149

The fair value part of a hedging derivative that has a remaining term of 12 months or less after balance sheet date is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after balance sheet date, it is classified as non-current. The current portion of derivative financial instruments is included

ASML ANNUAL REPORT 2012	F-16

in respectively other current assets and current accrued and other liabilities in the balance sheet. The non-current portion of derivative financial instruments is included in, respectively, other non-current assets and non-current accrued and other liabilities in the balance sheet.

For further information regarding our derivative financial instruments, see Notes 1, 2, 8 and 12.

Foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies U.S. dollar and Japanese yen at December 31, 2012 are U.S. dollar 159.8 million and Japanese yen 8.4 billion (2011: U.S. dollar 48.9 million and Japanese yen 37.2 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in other comprehensive income on forward foreign exchange contracts as of December 31, 2012 will be recognized in the consolidated statements of operations in the period or periods during which the hedged forecasted transactions affect the consolidated statements of operations.

In 2012, we recognized a net amount of EUR 8.7 million gain (2011: EUR 58.1 million loss; 2010: EUR 43.5 million loss) in the consolidated statements of operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized an amount of EUR 3.0 million gain in the consolidated statements of operations resulting from derivative financial instruments measured at fair value through profit or loss (2011: EUR 38.3 million loss; 2010: EUR 32.9 million loss).

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts as of December 31, 2012 were EUR 624.9 million (2011: EUR 641.5 million).

Credit risk management

Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.

Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. We invest our cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, We only enter into transactions with a limited number of major financial institutions that have high credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty.

Our customers consist of Integrated Circuit (“IC”) manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We take additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership provisions in contracts. Retention of ownership enables us to recover the systems in the event a customer defaults on payment.

Liquidity risk management

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our 2013 capital expenditures. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

ASML ANNUAL REPORT 2012	F-17

4. Cash and cash equivalents and short-term investments

Cash and cash equivalents at December 31, 2012 include deposits with high-rated financial institutions and the Dutch government of EUR 775.6 million (2011: EUR 1,818.6 million), investments in AAAm-rated money market funds that invest in high-rated debt securities of financial institutions and governments of EUR 385.4 million (2011: EUR 369.2 million) and interest-bearing bank accounts of EUR 606.6 million (2011: EUR 544.0 million). Our cash and cash equivalents are predominantly denominated in euros and partly in US dollars.

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. No restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.

Short-term investments (classified as available for sale securities) consist of the following:

As of December 31, 2012 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	279,988	-	-	279,988
Deposits	650,017	-	-	650,017

Total	930,005	-	-	930,005

We had no short-term investments as of December 31, 2011.

5. Accounts receivable

Accounts receivable consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Accounts receivable, gross	607,359	883,209
Allowance for doubtful receivables	(2,071)	(2,582)

Accounts receivable, net	605,288	880,627

The carrying amount of the accounts receivable approximates the fair value. ASML performs ongoing credit evaluations on its customers’ financial condition. ASML periodically reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, aging accounts receivables balances, and current economic conditions that may affect a customer’s ability to pay.

Movements of the allowance for doubtful receivables are as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Balance at beginning of year	(2,582)	(1,945)
Addition for the year[1]	(458)	(849)
Utilization of the provision	969	212

Allowance for doubtful receivables	(2,071)	(2,582)

1	Addition for the year is recorded in cost of sales.

ASML ANNUAL REPORT 2012	F-18

6. Finance receivables

Finance receivables consist of the net investment in sales-type leases. The following table lists the components of the finance receivables as of December 31, 2012 and 2011:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Finance receivables, gross	309,616	78,853
Unearned interest	(5,828)	-

Finance receivables, net	303,788	78,853
Current portion of finance receivables, gross	268,617	78,853
Current portion of unearned interest	(3,450)	-

Non-current portion of finance receivables, net	38,621	-

The increase in finance receivables as of December 31, 2012 compared to December 31, 2011 is caused by an increased number of sales-type leases. At December 31, 2012, the finance receivables due for payment in each of the next five years and thereafter are as follows:

(in thousands)	EUR
2013	268,617
2014	7,501
2015	7,516
2016	13,681
2017	12,301
Thereafter	-

Finance receivables, gross	309,616

ASML performs ongoing credit evaluations on its customers’ financial condition. ASML periodically reviews whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, aging finance receivable balances, and current economic conditions that may affect a customer’s ability to pay. In 2012 and 2011, we did not record any expected credit losses from finance receivables. As of December 31, 2012 the finance receivables were neither past due nor impaired.

7. Inventories

Inventories consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Raw materials	307,315	258,712
Work-in-process	1,074,042	1,026,872
Finished products	742,979	532,556

Inventories, gross	2,124,336	1,818,140
Allowance for obsolescence and/or lower market value	(267,366)	(193,513)

Inventories, net	1,856,970	1,624,627

A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Balance at beginning of year	(193,513)	(189,235)
Addition for the year	(130,911)	(60,300)
Effect of changes in exchange rates	1,009	(883)
Utilization of the provision	56,049	56,905

Allowance for obsolescence and/or lower market value	(267,366)	(193,513)

In 2012, the addition for the year is recorded in cost of sales for an amount of EUR 125.2 million and R&D costs for an amount of EUR 5.7 million (2011: cost of sales EUR 60.0 million and R&D costs for an amount of EUR 0.3 million). Addition for the year mainly relates to write downs as result of technological developments and inventory parts which became obsolete and includes EUR 43.5 million (2011: EUR 17.0 million) with respect to lower of cost or market adjustments.

ASML ANNUAL REPORT 2012	F-19

Utilization of the provision mainly relates to sale and scrap of obsolete inventories. In 2012 ASML made EUR 2.3 million profit on the sale of inventories that had been previously written down (2011: EUR 4.5 million).

8. Other assets

Other current assets consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Advance payments to Zeiss	70,257	66,203
Prepaid expenses	64,708	56,300
Derivative financial instruments	50,097	33,817
VAT	25,215	47,543
Other receivables	35,728	34,232

Other current assets	246,005	238,095

Zeiss is our sole supplier of main optical systems (including lenses) and, from time to time, receives non-interest bearing advance payments from us that assist in financing Zeiss’ work-in-process and thereby secure lens and optical module deliveries to us. Amounts owed under these advance payments are repaid or settled through lens or EUV optical module deliveries over the following 12 months.

Prepaid expenses include a tax prepayment on intercompany profit, not realized by the ASML group of EUR 29.8 million as of December 31, 2012 (2011: EUR 27.5 million).

Derivative financial instruments consist of forward foreign exchange contracts and the current part of the aggregate fair value of interest rate swaps which includes accrued interest.

Other non-current assets consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Advance payments to Zeiss	183,025	187,950
Derivative financial instruments	101,651	92,534
Compensation plan assets[1]	12,080	10,577
Prepaid expenses	4,462	5,749
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	4,875	4,996

Other non-current assets	311,538	307,251

1	For further details on compensation plan assets see Note 17.
2	For further details on the loan granted to lessor in respect of Veldhoven headquarters see Note 11.

The non-current part of advance payments to Zeiss mainly relates to payments made to support the Zeiss’ investments in ASML’s EUV program, which are expected to be repaid or settled through EUV optical module deliveries.

Derivative financial instruments consist of the non-current part of the fair value of interest rate swaps.

ASML ANNUAL REPORT 2012	F-20

9. Goodwill

Changes in goodwill are summarized as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR

Cost
Balance, January 1	146,044	141,286
Acquisition subsidiary	6,038	-
Effect of changes in exchange rates	(2,914)	4,758

Goodwill	149,168	146,044

Goodwill is tested for impairment annually on September 30 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.

Due to changes in our reporting structure, we have re-evaluated our reporting units during 2012. As result, all goodwill recognized in relation to the acquisition of Brion in 2007 is allocated to the operating segment ASML (in 2011 and 2010 assigned to the reporting unit Brion).

Due to the re-evaluation of our reporting units, resulting in the recognized goodwill being allocated to the operating segment ASML, we also changed the recoverability testing of the annual impairment test. As a result, the fair value of the operating segment ASML is based on ASML’s market capitalization, while the sum of discounted future cash flows relating to the reporting units was used in prior years.

We believe that, as per September 30, 2012, ASML’s market capitalization, determined on basis of the quoted share price of ASML’s publicly traded outstanding shares, is the best evidence of the fair value of the operating segment ASML.

Based on the recoverability testing during the annual goodwill impairment test, management believes that the fair value of the reporting unit substantially exceeded its carrying value, therefore goodwill was not impaired as of December 31, 2012 and December 31, 2011.

Acquisition subsidiary relates to Wijdeven Motion Holding B.V. and its wholly-owned subsidiary Wijdeven Motion B.V. (hereafter jointly referred to as “Wijdeven Motion”) acquired in the fourth quarter of 2012. Wijdeven Motion builds a portion of the complex linear motors used in ASML’s wafer and reticle stages. Assets acquired and liabilities incurred, or assumed, following the acquisition have been assigned to the operating segment ASML.

ASML ANNUAL REPORT 2012	F-21

10. Other intangible assets

Other intangible assets consist of the following:

(in thousands)	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	In-process R&D EUR	Other EUR	Total EUR
Cost
Balance, January 1, 2011	47,250	25,883	8,733	23,148	2,231	107,245

Balance, December 31, 2011	47,250	25,883	8,733	23,148	2,231	107,245
Additions	7,658	-	-	-	-	7,658

Balance, December 31, 2012	54,908	25,883	8,733	23,148	2,231	114,903

Accumulated amortization
Balance, January 1, 2011	47,224	17,043	4,185	23,148	1,994	93,594
Amortization	4	4,080	1,092	-	109	5,285

Balance, December 31, 2011	47,228	21,123	5,277	23,148	2,103	98,879
Amortization	800	4,080	1,092	-	109	6,081

Balance, December 31, 2012	48,028	25,203	6,369	23,148	2,212	104,960

Carrying amount
December 31, 2011	22	4,760	3,456	-	128	8,366
December 31, 2012	6,880	680	2,364	-	19	9,943

Intellectual property relates to licenses and patents purchased from third parties. During 2012, we acquired intellectual property from third parties for an amount of EUR 7.7 million. Developed technology, customer relationships, in-process R&D and other were obtained in the acquisition of Brion.

During 2012, we recorded amortization charges of EUR 6.1 million (2011: EUR 5.3 million; 2010: EUR 5.5 million) which were recorded in cost of sales for EUR 6.0 million (2011: EUR 5.3 million; 2010: EUR 5.5 million) and in R&D costs for EUR 0.1 million (2011 and 2010: nil).

During 2012, 2011 and 2010, we did not record any impairment charges for other intangible assets.

As at December 31, 2012, estimated amortization expenses relating to other intangible assets for the next five years and thereafter are as follows:

(in thousands)	EUR
2013	3,322
2014	2,624
2015	1,714
2016	1,533
2017	750
Thereafter	-

Amortization expenses	9,943

ASML ANNUAL REPORT 2012	F-22

11. Property, plant and equipment

Property, plant and equipment consist of the following:

(in thousands)	Land, buildings and constructions EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR

Cost
Balance, January 1, 2011	526,855	609,253	185,635	316,244	1,637,987
Additions	213,513	355,358	20,918	29,314	619,103
Disposals	-	(212,286)	(216)	(1,619)	(214,121)
Effect of changes in exchange rates	1,773	11,698	323	1,040	14,834

Balance, December 31, 2011	742,141	764,023	206,660	344,979	2,057,803
Additions	106,234	248,429	8,883	22,749	386,295
Disposals	(347)	(317,022)	(300)	(30,894)	(348,563)
Effect of changes in exchange rates	(995)	(4,671)	(391)	(59)	(6,116)

Balance, December 31, 2012	847,033	690,759	214,852	336,775	2,089,419

Accumulated depreciation and impairment
Balance, January 1, 2011	127,509	358,026	129,741	277,380	892,656
Depreciation	27,362	99,968	13,128	17,575	158,033
Impairment charges	-	3,508	2,789	5,975	12,272
Disposals	-	(64,417)	(41)	(988)	(65,446)
Effect of changes in exchange rates	1,006	4,715	158	799	6,678

Balance, December 31, 2011	155,877	401,800	145,775	300,741	1,004,193
Depreciation	31,598	110,571	13,416	23,668	179,253
Impairment charges	649	906	-	1,679	3,234
Disposals	(347)	(92,205)	(248)	(30,575)	(123,375)
Effect of changes in exchange rates	(505)	(3,090)	(165)	(49)	(3,809)

Balance, December 31, 2012	187,272	417,982	158,778	295,464	1,059,496

Carrying amount
December 31, 2011	586,264	362,223	60,885	44,238	1,053,610
December 31, 2012	659,761	272,777	56,074	41,311	1,029,923

As of December 31, 2012, the carrying amount includes assets under construction for land, buildings and constructions of EUR 5.5 million (2011: EUR 165.0 million), machinery and equipment of EUR 21.8 million (2011: EUR 16.6 million), leasehold improvements of EUR 1.0 million (2011: EUR 1.3 million) and furniture, fixtures and other equipment of EUR 9.3 million (2011: EUR 8.0 million). As of December 31, 2012, the carrying amount of land amounts to EUR 60.7 million (2011: EUR 51.1 million).

The majority of the additions and disposals in 2012 and 2011 relate to machinery and equipment (including operating leases to customers, prototypes, evaluation and training systems). These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use, for rental and for evaluation purposes. These systems are recorded at cost and depreciated over their expected useful life. From the time that these assets are no longer held by use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the consolidated statements of cash flows. An amount of EUR 204.8 million (2011: EUR 300.5 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 9.6 million (2011: EUR 17.7 million) relates to other non-cash movements (mainly investments not yet paid). An amount of EUR 222.9 million (2011: EUR 145.3 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

The impairment charges recorded in 2012 mainly related to furniture, fixture and other equipment (EUR 1.7 million). We recorded impairment charges with respect to software which are ceased to be used. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 0.1 million) and their carrying amount.

The impairment charges recorded in 2011 mainly related to machinery and equipment and furniture, fixture and other equipment (EUR 9.5 million). We recorded impairment charges with respect to technical equipment and software which

ASML ANNUAL REPORT 2012	F-23

are ceased to be used. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 1.9 million) and their carrying amount.

The impairment charges recorded in 2010 mainly related to buildings and constructions (EUR 6.7 million). We recorded impairment charges with respect to several technical infrastructure items which are ceased to be used due to technical changes relating to NXE (EUV) development. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 0.4 million) and their carrying amount.

In determining the fair value of an asset, we make estimates about future cash flows. These estimates are based on our financial plan, updated with the latest available projections of the semiconductor market conditions and our sales and cost expectations, which is consistent with what ASML uses to manage its business.

As of December 31, 2012, the carrying amount of machinery and equipment includes an amount of EUR 82.2 million with respect to evaluation and operating lease systems (2011: EUR 201.4 million).

During 2012, we recorded impairment charges of EUR 3.2 million (2011: EUR 12.3 million; 2010: EUR 8.6 million) of which we recorded EUR 1.0 million (2011: EUR 6.2 million; 2010: EUR 7.3 million) in cost of sales, EUR 0.5 million (2011: EUR 3.5 million; 2010: EUR 0.7 million) in R&D costs and EUR 1.7 million (2011: EUR 2.6 million; 2010: EUR 0.6 million) in SG&A costs.

During 2012, we recorded depreciation charges of EUR 179.3 million (2011: EUR 158.0 million; 2010: EUR 144.6 million) of which we recorded EUR 147.7 million (2011: EUR 117.7 million; 2010: EUR 108.7 million) in cost of sales, EUR 15.3 million (2011 EUR 24.9 million; 2010: EUR 16.7 million) in R&D costs and EUR 16.3 million (2011: EUR 15.4 million; 2010: EUR 19.2 million) in SG&A costs.

Variable Interest Entity

The carrying amount of land, buildings and constructions includes an amount of EUR 32.4 million (2011: EUR 33.8 million) relating to our headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a “VIE”.

As of 2003, we are leasing the Veldhoven headquarters for a period of 15 years (from 2003) from an entity (“lessor”) that was incorporated by a syndicate of three banks (“VIE shareholders”) solely for the purpose of leasing this building. The lessor’s shareholders’ equity amounts to EUR 1.9 million and has not changed since 2003.

The VIE shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. The entity is determined to be a VIE because the equity investors do not have sufficient equity at risk for the legal entity to finance its activities without sufficient additional subordinated support.

The primary purpose for which the VIE was created was to provide ASML with use of the building for 15 years, where ASML does not retain substantially all the risks and rewards from changes in value of the building. The main activities of the entity are to rent, re-market and ultimately sell the building that is owned by the VIE. The economic performance of the VIE is most significantly impacted by the ability of the lessee (ASML) to exercise the purchase option at any time during the lease term, and thus we could potentially benefit from increases in the fair value of the building.

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

ASML ANNUAL REPORT 2012	F-24

12. Accrued and other liabilities

Accrued and other liabilities consist of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Deferred revenue	739,136	816,045
Costs to be paid	278,066	260,651
Down payments from customers	1,033,768	1,057,046
Personnel related items	200,670	212,059
Derivative financial instruments	10,893	40,359
Standard warranty reserve	21,626	43,273
Other	1,352	2,313

Accrued and other liabilities	2,285,511	2,431,746
Less: non-current portion of accrued and other liabilities[1]	405,141	663,099

Current portion of accrued and other liabilities	1,880,370	1,768,647

1	The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems.

The decrease in accrued and other liabilities mainly relates to the decrease in deferred revenue, standard warranty reserve and derivative financial instruments.

Deferred revenue mainly consists of prepaid extended and enhanced (optic) warranty contracts and award credits regarding free or discounted products or services. The decrease in deferred revenue is mainly caused by product deliveries in 2012 that were deferred as of December 31, 2011 including one NXE:3100 system of which revenues were deferred for an amount of EUR 48.6 million as of December 31, 2011.

The deferred revenue balance from extended and enhanced (optic) warranty contracts as of December 31, 2012, amounted to EUR 242.2 million (2011: EUR 280.1 million).

The deferred revenue balance from installation and training services as of December 31, 2012 amounted to EUR 4.0 million (2011: EUR 1.8 million) and EUR 12.4 million (2011: EUR 11.9 million), respectively.

Costs to be paid mainly relate to accrued cost for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.

We receive advances from customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development in the form of down payments.

Personnel related items mainly consist of accrued management bonuses, accrued profit sharing, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

Derivative financial instruments consist of foreign currency contracts and the aggregate fair value of interest rate swaps which includes accrued interest.

Changes in standard warranty reserve for the years 2012 and 2011 are as follows:

(in thousands)	2012 EUR	2011 EUR

Balance, January 1	43,273	37,965
Additions of the year	35,735	61,279
Utilization of the reserve	(33,746)	(26,968)
Release of the reserve	(22,733)	(29,415)
Effect of exchange rates	(903)	412

Standard warranty reserve	21,626	43,273

The release of the reserve is due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning-curve concerning ASML’s systems. The release has been included in cost of sales.

ASML ANNUAL REPORT 2012	F-25

13. Provisions

The movement in the provision for lease contract termination costs is as follows:

(in thousands)	2012 EUR	2011 EUR

Balance, January 1	12,338	14,061
Utilization of the provision	(2,545)	(2,452)
Unwinding of discount	628	421
Effect of exchange rates	(167)	308

Provision for lease contract termination costs	10,254	12,338
Less: current portion of provision for lease contract termination costs	2,280	2,326

Non-current portion of provision for lease contract termination costs	7,974	10,012

The provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be utilized by 2017.

14. Long-term debt

The long-term debt consists of the following:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Eurobond, carrying amount	710,095	695,618
Loan headquarter building[1]	32,366	33,795
Other	17,029	6,955

Long-term debt	759,490	736,368
Less: current portion of long-term debt	3,610	2,587

Non-current portion of long-term debt	755,880	733,781

1	This loan relates to our Variable Interest Entity, see Note 11.

Our obligations to make principal repayments under the Eurobond and other borrowing arrangements excluding interest expense as of December 31, 2012, for the next five years and thereafter, are as follows:

(in thousands)	EUR

2013	3,610
2014	3,535
2015	3,535
2016	3,535
2017	603,535
Thereafter	31,644

Long-term debt	649,394
Less: current portion of long-term debt	3,610

Non-current portion of long-term debt	645,784

Eurobond

The following table summarizes the carrying amount of our outstanding Eurobond, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobond:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Principal amount	600,000	600,000
Fair value interest rate swaps[1]	110,095	95,618

Carrying amount	710,095	695,618

1	The fair value of the interest rate swaps excludes accrued interest.

In June 2007, we completed an offering of EUR 600.0 million principal amount of our 5.75 percent notes due 2017, with interest payable annually on June 13. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017.

ASML ANNUAL REPORT 2012	F-26

The Eurobond serves as a hedged item in a fair value hedge relationship in which we hedge the variability of changes in the fair value of our Eurobond due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the consolidated balance sheets under derivative financial instruments (within other current assets and other non-current assets) and the carrying amount of the Eurobond is adjusted for these fair value changes only. The following table summarizes amongst others the estimated fair value of the Eurobond:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Principal amount	600,000	600,000
Carrying amount	710,095	695,618
Fair value[1]	700,644	640,500

1	Source: Bloomberg Finance LP

The fair value of our Eurobond is estimated based on quoted market prices as of December 31, 2012. The fair value of the Eurobond is higher than the principal amount as a result of lower market interest rates compared to the fixed 5.75% coupon rate of the Eurobond.

15. Lines of credit

Our available credit facilities amount to EUR 500.0 million as of December 31, 2012 and as of December 31, 2011. The amount at December 31, 2012 consists of one EUR 500.0 million committed revolving credit facility from a group of banks that will mature in 2015. The credit facility contains a restrictive covenant that requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. As of December 31, 2012 and December 31, 2011, this ratio was 85.8 percent and 87.7 percent, respectively. Therefore, we are in compliance with the covenant at the end of 2012 and 2011. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under this credit facility at the end of 2012 and 2011.

ASML ANNUAL REPORT 2012	F-27

16. Commitments, contingencies and guarantees

We have various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Other contractual obligations, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on our balance sheet but are required to be disclosed.

Our contractual obligations as of December 31, 2012 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	831,194	39,801	39,726	39,726	39,726	639,726	32,489
Operating Lease Obligations	98,827	32,195	22,267	17,192	13,465	5,265	8,443
Purchase Obligations	1,643,955	1,557,021	84,012	2,876	32	14	-
Unrecognized Tax Benefits, including interest expense	59,967	2,964	4,209	-	-	16,957	35,837

Total Contractual Obligations	2,633,943	1,631,981	150,214	59,794	53,223	661,962	76,769

1	See Note 14 for the amounts excluding interest expenses.

Long-term debt obligations mainly relate to interest payments and the principal amount of the Eurobond. See Note 14.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 41.6 million, EUR 40.6 million and EUR 37.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML would exercise these purchase options at the end of the lease as of December 31, 2012 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	22,982	-	8,999	-	13,983	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2012 contain clauses that enables us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we have agreed with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the semiconductor equipment industry in which we operate. We establish a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

17. Employee benefits

Bonus plan

Our bonus expenses for all participants of all bonus plans were:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR	2010 EUR

Bonus expenses	16,474	15,557	12,489

Bonus expenses include an amount of EUR 1.8 million (2011: EUR 1.7 million; 2010: EUR 1.6 million) in relation to the short-term incentive (“STI”) cash bonus for the Board of Management (we refer to Note 21) and EUR 0.1 million (2011: EUR 0.7 million; 2010: EUR 1.2 million) in relation to the Brion retention bonus plan.

ASML ANNUAL REPORT 2012	F-28

ASML has a performance related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on actual performance against corporate, departmental and personal targets. The bonus for members of senior management can range between 0.0 percent and 40.0 percent, or 0.0 percent and 70.0 percent, of their annual salaries, depending upon their seniority. The performance targets are set for each half year. The bonus of the first half of 2012 was paid in the second half of 2012. The bonus of the second half is accrued for in the consolidated balance sheet as of December 31, 2012 and is expected to be paid in the first quarter of 2013. Our bonus expenses under this plan were:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR	2010 EUR

Bonus expenses	14,588	13,131	9,694

Profit-sharing plan

ASML has a profit-sharing plan covering all European and US non-sales employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to sales ranging from 0.0 to 20.0 percent of annual salary. The profit sharing for the years 2012, 2011 and 2010 was 18.0 percent or EUR 64.5 million, 20.0 percent or EUR 64.0 million and 18.0 percent or EUR 52.2 million, respectively. Our profit is also one of the criteria for the individual variable pay programs for employees in Asia and employees eligible to the sales reward plan which amount to EUR 24.4 million for 2012 (including EUR 2.6 million for the sales reward plan), EUR 23.2 million for 2011 and EUR 23.1 million for 2010.

Share-based compensation

We have adopted various share (option) plans for our employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options and maximum number of shares that can be granted in that year. The determination is subject to the approval of our Supervisory Board. For members of the Board of Management ASML has separate share-based payment plans, for details on service and vesting conditions see below and for additional information see note 21. Our current share-based payment plans do not provide cash settlement of options and shares.

The total gross amount of recognized compensation expenses associated with share-based payments (including share – based payments to the Board of Management) was EUR 18.7 million in 2012, EUR 12.4 million in 2011 and EUR 12.1 million in 2010. The tax benefit recognized related to the recognized expenses amounts to EUR 0.9 million in 2012, EUR 0.5 million in 2011 and EUR 1.0 million in 2010.

Total compensation expenses related to non-vested awards to be recognized in future periods amount to EUR 30.4 million as per December 31, 2012 (2011: EUR 23.3 million; 2010: EUR 16.7 million). The weighted average period over which these costs are expected to be recognized is calculated at 2.0 years (2011: 1.9 years; 2010: 2.0 years).

Option plans

Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of our ordinary shares on NYSE Euronext Amsterdam or NASDAQ on the applicable grant-dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant-date.

ASML has five different stock option plans:

•	Employee plan
•	Option purchase plan
•	Brion stock option plan
•	Senior management plan
•	Stock option extension plan

The Option purchase plan and Stock option extension plan have no service and vesting conditions. The other plans typically have a three to four year service condition. Furthermore senior management and Board of Management plans have vesting conditions based on performance. The fair value of the stock options is determined using a Black-Scholes option valuation model.

ASML ANNUAL REPORT 2012	F-29

The Black-Scholes option valuation of our stock options is based on the following assumptions:

Year ended December 31	2012	2011	2010

Weighted average share price (in EUR)	40.3	28.0	24.1
Volatility (in percentage)	25.6	37.8	36.4
Expected life (in years)	5.0	4.8	4.6
Risk free interest rate	2.1	2.9	2.5
Expected dividend yield (in EUR)	1.45	1.25	1.06
Forfeiture rate[1]	-	-	-

1	As of year end for each of the three years ended December 31, forfeitures are estimated to be nil.

When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.

Other details with respect to stock options are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2012	2011	2010	2012	2011	2010

Weighted average fair value of stock options granted	8.97	8.28	8.22	11.87	10.42	11.10
Weighted average share price at the exercise date of stock options	40.45	29.39	25.77	50.88	41.94	33.79
Aggregate intrinsic value of stock options exercised (in thousands)	71,331	30,204	22,720	12,684	11,323	13,669
Aggregate remaining contractual term of currently exercisable options (years)	3.59	2.08	2.86	3.17	1.80	2.59
Aggregate intrinsic value of exercisable stock options (in thousands)	34,438	39,384	54,109	21,882	20,492	25,780
Aggregate intrinsic value of outstanding stock options (in thousands)	35,671	45,141	65,240	22,433	20,791	28,024

The number and weighted average exercise prices of stock options as of December 31, 2012, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options	Weighted average exercise price per ordinary share (USD)

Outstanding, January 1, 2012	5,133,659	24.48	1,792,305	34.01
Granted	32,240	39.52	11,041	51.79
Exercised	(2,928,641)	16.07	(362,071)	15.87
Forfeited	(5,530)	18.22	(350)	33.75
Expired	(1,103,566)	55.45	(946,089)	48.98

Outstanding, December 31, 2012	1,128,162	16.38	494,836	19.06
Exercisable, December 31, 2012	1,060,262	15.52	472,586	18.09

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2012	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2012	Weighted average remaining contractual life of outstanding options (years)

0 - 10	-	-	0 - 10	55,260	2.75
10 - 15	602,473	3.00	10 - 15	230,215	1.64
15 - 20	292,093	3.91	15 - 20	5,424	5.80
20 - 25	176,120	5.18	20 - 25	101,697	4.49
25 - 40	30,422	8.77	25 - 40	90,116	6.16
40 - 50	27,054	9.79	40 - 50	2,077	8.66
50 - 60	-	-	50 - 60	10,047	9.70

Total	1,128,162	3.89	Total	494,836	3.41

ASML ANNUAL REPORT 2012	F-30

In 2012, 2011 and 2010 only repurchased shares were used to satisfy the option rights upon exercise. For more information with respect to repurchased shares we refer to Note 27.

Share plans

Shares granted under ASML’s share plans include a three to four year service period and for some plans performance conditions. The fair value of shares is determined based on the closing trading price of our shares on NYSE Euronext Amsterdam or NASDAQ on the grant date.

ASML has six different share plans:

•	Employee plan
•	Share purchase plan
•	New hire performance share plan
•	Brion performance share plan
•	Senior management plan
•	Board of management performance share plan (we refer to Note 21)

The Share purchase plan has no service and vesting conditions. The employee plan has only service conditions. The other plans have service conditions which are similar and have vesting conditions which are based on performance.

Details with respect to shares are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2012	2011	2010	2012	2011	2010

Total fair value at vesting date of shares vested during the year (in thousands)	16,179	9,155	6,165	5,392	1,956	8,856
Weighted average fair value of shares granted	36.15	28.09	23.51	47.71	39.00	31.66

A summary of the status of conditionally outstanding shares as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

	EUR- denominated Number of shares	Weighted average fair value at grant date (EUR)	USD- denominated Number of shares	Weighted average fair value at grant date (USD)

Conditional shares outstanding at January 1, 2012	1,479,297	24.19	264,891	32.35
Granted	678,505	36.15	110,465	47.71
Vested/Issued	(421,902)	20.88	(106,500)	31.05
Forfeited	(42,290)	19.91	(19,762)	37.55

Conditional shares outstanding at December 31, 2012	1,693,610	29.92	249,094	40.71

Other plans

Stock Option Extension Plans and Financing

In 2002, employees were offered an extension of the option period for options granted in 2000. As a result the option period was extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan still exceeded ASML’s stock price on the modification date. As a result, these stock option extensions did not result in recognition of any additional compensation expense in accordance with ASC 718.

Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees subject to the Dutch tax-regime. The interest-free loans issued under this arrangement were repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expired unexercised, the loans were forgiven. ASML’s Supervisory Board approved the Stock Option Plans 2000 at the time, including the interest-free loans, as these were part of the Stock Option Plan.

In 2006, we launched a stock option plan for Dutch employees holding stock options granted in 2000 (option “A”), which expired in 2012. In this plan we granted options (option “B”) which only became effective after option “A” expired unexercised in 2012. During 2012 option type “A” expired and option type “B” has been fully exercised and all amounts due to ASML under the virtual financing arrangement were repaid upon exercise of the option. No amounts are outstanding under this virtual financing arrangement as of December 31, 2012. No compensation expenses in relation to

ASML ANNUAL REPORT 2012	F-31

these specific Stock Option Extension Plans are recognized in the consolidated statements of operations for the years 2012, 2011 and 2010.

Employee Purchase Plan

Every quarter, ASML offers its worldwide payroll employees the opportunity to buy ASML shares or ASML stock options against fair value out of their net salary. The fair value for shares is determined based on the closing price of the ordinary shares on NYSE Euronext Amsterdam on the grant-date. The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, ASML will pay out a 20.0 percent cash bonus on the net invested amount.

Deferred compensation plans

In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2012, 2011 and 2010. As of December 31, 2012, and 2011, our liability under the deferred compensation plan was EUR 11.8 million and EUR 10.2 million, respectively.

Pension plans

ASML maintains various pension plans covering substantially all of its employees. Our employees in the Netherlands, 4,778 in full-time equivalents (“FTEs”), participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro” “PME”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,220 companies and approximately 150,000 contributing members. ASML’s contribution to the multi-employer union plan is less than 5.0% of the total contribution to the plan as per the annual report for the year ended December 31, 2011. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 104.25 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

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

The coverage ratio of the multi-employer union plan increased to 93.9 percent as of December 31, 2012 (December 31, 2011: 90.0 percent). Because of the low coverage ratio, PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank (the Dutch central bank, which is the supervisor of all pension companies in the Netherlands). Due to the low coverage ratio and according to the obligation of the “Recovery Plan” the pension premium percentage is 24.0 in both 2013 and 2012. The coverage ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is based on actual market interest.

ASML ANNUAL REPORT 2012	F-32

ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant period.

Our pension and retirement expenses for all employees for the three years ended December 31, 2012, 2011 and 2010 were:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR	2010 EUR

Pension plan based on multi-employer union plan	34,525	31,819	29,643
Pension plans based on defined contribution	15,773	14,128	10,950

Pension and retirement expenses	50,298	45,947	40,593

18. Legal contingencies

ASML is party to various legal proceedings generally incidental to our business. ASML also faces exposures from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

We accrue for legal costs related to litigation in our statement of operations at the time when the related legal services are actually provided to ASML. In 2012, no estimated losses were recorded as a charge to our consolidated statements of operations (2011: no estimated losses were recorded and 2010: EUR 1.5 million losses were recorded).

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

19. Income taxes

The components of the provision for income taxes are as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR	2010 EUR

Current tax	(79,255)	(129,127)	(180,613)
Deferred tax	74,993	(52,548)	(40,090)

Provision for income taxes	(4,262)	(181,675)	(220,703)

The Dutch statutory tax rate was 25.0 percent in 2012 and 2011 and 25.5 percent in 2010. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

ASML ANNUAL REPORT 2012	F-33

The reconciliation of the provision for income taxes shown in the consolidated statements of operations, based on the effective tax rate, with the Dutch statutory tax rate, is as follows:

Year ended December 31 (in thousands)	2012 EUR	%	2011 EUR	%	2010 EUR	%

Income before income taxes	1,150,578	100.0	1,648,635	100.0	1,242,523	100.0
Income tax provision based on ASML’s domestic rate	(287,644)	25.0	(412,159)	25.0	(316,843)	25.5
Effects of tax rates in foreign jurisdictions	9,786	(0.9)	20,663	(1.3)	15,878	(1.3)
Adjustments in respect of tax exempt income	23,532	(2.0)	19,134	(1.2)	19,987	(1.6)
Adjustments in respect of changes in the applicable tax rate[1]	-	-	-	-	(569)	0.1
Adjustments in respect of tax incentives	143,160	(12.4)	180,096	(10.9)	66,881	(5.4)
Adjustments in respect of prior years’ current taxes	18,275	(1.6)	9,097	(0.6)	25,648	(2.1)
Movements in the liability for unrecognized tax benefits	95,465	(8.3)	6,634	(0.4)	(28,796)	2.3
Other credits and non-taxable items	(6,836)	0.6	(5,140)	0.4	(2,889)	0.3

Provision for income taxes	(4,262)	0.4	(181,675)	11.0	(220,703)	17.8

1	At the end of 2010, the Dutch government enacted a tax rate reduction from 25.5 percent in 2010 to 25.0 percent in 2011.

Income tax provision based on ASML’s domestic rate

The provision for income taxes based on ASML’s domestic rate is based on the Dutch statutory income tax rate and reflects the provision for income taxes that would have been applicable if all of our income was derived from our Dutch operations and there were no permanent book tax differences and no other tax facilities.

Effects of tax rates in foreign jurisdictions

A portion of ASML’s results are realized in countries other than the Netherlands where different tax rates are applicable.

Adjustments in respect of tax exempt income

In certain jurisdictions part of the income generated is tax exempted.

Adjustments in respect of tax incentives

Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the agreement with the Dutch fiscal authorities of December 2010 regarding the application of the “Innovation Box”, and the research and development deduction (“RDA”). The Innovation box is a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change in law or change of circumstances.

Adjustments in respect of prior years’ current taxes

In 2012, we recognized a tax benefit of EUR 18.3 million or 1.6 percent of income before taxes mainly attributable to the application of tax exemptions for prior years, which had a favorable effect on the effective tax rate for 2012.

In 2010, we recognized a tax benefit of EUR 25.6 million or 2.1 percent of income before income taxes mainly attributable to the application of the Innovation Box for prior years, which had a favorable effect on the effective tax rate for 2010 (EUR 37.5 million including interest or 3.0 percent).

Movements in the liability for unrecognized tax benefits

In 2012, ASML recognized a tax benefit of EUR 95.5 million or 8.3 percent of income before income taxes mainly as a result of the successful conclusion of tax audits in different jurisdictions (EUR 92.5 million).

Other credits and non-taxable items

Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of (the reversal of) various tax credits on our provision for income taxes.

ASML ANNUAL REPORT 2012	F-34

Income taxes recognized directly in shareholders’ equity

Income taxes recognized directly in shareholders’ equity (including other comprehensive income) are as follows:

Income tax recognized in shareholders’ equity (in thousands)	2012 EUR	2011 EUR	2010 EUR

Current tax
Derivative financial instruments[1]	(1,066)	6,257	8,262
Tax (benefit) deficit from share-based payments	(2,116)	11	(106)

Total income tax recognized in shareholders’ equity	(3,182)	6,268	8,156

1	Recognized directly in Other Comprehensive Income.

Liability for unrecognized tax benefits and deferred taxes

The deferred tax position and liability for unrecognized tax benefits recorded on the consolidated balance sheets are as follows:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Liability for unrecognized tax benefits	(59,967)	(155,432)
Deferred tax position	114,527	137,946

Total	54,560	(17,486)

Liability for unrecognized tax benefits

The calculation of our liability for unrecognized tax benefits involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. We believe that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our consolidated financial statements.

Consistent with the provisions of ASC 740, as of December 31, 2012, ASML has a liability for unrecognized tax benefits of EUR 60.0 million (2011: EUR 155.4 million) which is classified as non-current deferred and other tax liabilities. The total liability for unrecognized tax benefits, if reversed, would have a favorable effect on our effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the consolidated balance sheets as per December 31, 2012 amounted to EUR 21.4 million (2011: EUR 24.5 million). Accrued interest and penalties recorded in the consolidated statement of operations of 2012 amounted to a tax benefit of EUR 3.1 million (2011: tax benefit of EUR 9.3 million; 2010: tax charge of EUR 5.3 million).

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Balance, January 1	155,432	162,066
Gross increases – tax positions in prior period	4,297	11,121
Gross decreases – tax positions in prior period	(92,521)	(24,566)
Gross increases – tax positions in current period	3,255	21,258
Settlements	-	(10,403)
Lapse of statute of limitations	(10,496)	(4,044)

Total liability for unrecognized tax benefits	59,967	155,432

For 2012 the gross decreases in tax positions in prior period mainly relates to the release of tax positions after successful conclusion of tax audits in different jurisdictions.

We estimate that the total liability for unrecognized tax benefits will decrease by EUR 3.0 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements with tax authorities.

We are subject to tax audits in our major tax jurisdictions for years from and including 2007 onwards in the Netherlands, for years from and including 2006 onwards in Hong Kong, and for years from and including 2001 onwards in the United

ASML ANNUAL REPORT 2012	F-35

States. In the course of such audits, local tax authorities may challenge the positions taken by us. For the years 2006 through 2010, the partial exemption of taxable profits is subject to tax audits in certain tax jurisdictions.

Deferred tax position

The changes in deferred income tax assets and liabilities consist of the following elements:

Changes in deferred tax assets and liabilities (in thousands)	2012 EUR	2011 EUR

Balance, January 1	137,946	193,587
Consolidated statements of operations	(20,242)	(59,539)
Effect of changes in exchange rates	(3,177)	3,898

Balance, December 31	114,527	137,946

The deferred tax position is classified in the consolidated balance sheets as follows:

As of December 31 (in thousands)	2012 EUR	2011 EUR

Deferred tax assets – current	103,695	120,720
Deferred tax assets – non-current	39,443	38,735
Total deferred tax assets	143,138	159,455
Deferred tax liabilities – current	(271)	(214)
Deferred tax liabilities – non-current	(28,340)	(21,295)
Total deferred tax liabilities	(28,611)	(21,509)

Total	114,527	137,946

The composition of total deferred tax assets and liabilities in the consolidated financial statements is as follows:

Deferred tax assets composition of temporary differences (in thousands)	January 1, 2012 EUR	Consolidated statements of operations EUR	Effect of changes in exchange rates EUR	December 31, 2012 EUR

Capitalized research and development expenditures	34,374	(6,465)	(506)	27,403
Inventories	35,820	(7,351)	(302)	28,167
Deferred revenue	23,892	(3,083)	(237)	20,572
Provisions	14,515	7,296	(283)	21,528
Installation and warranty reserve	8,772	(1,508)	(113)	7,151
Tax effect carry-forward losses	7,735	(2,219)	41	5,557
Fixed assets	6,495	1,454	(151)	7,798
Restructuring and impairment	5,146	(733)	(77)	4,336
Alternative minimum tax credits[1]	5,028	229	(30)	5,227
Bilateral advance pricing agreement [2]	1,426	(1,278)	-	148
Share-based payments	950	516	(33)	1,433
Other temporary differences	15,302	140	(1,624)	13,818

Total	159,455	(13,002)	(3,315)	143,138

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	The Bilateral advance pricing agreement relates to intellectual property which is capitalized from a tax perspective resulting in a temporary difference.

Deferred tax liabilities composition of temporary differences (in thousands)	January 1, 2012 EUR	Consolidated statements of operations EUR	Effect of changes in exchange rates EUR	December 31, 2012 EUR

Fixed assets	(19,108)	(6,965)	183	(25,890)
Borrowing costs	(1,554)	(404)	-	(1,958)
Other temporary differences	(847)	129	(45)	(763)

Total	(21,509)	(7,240)	138	(28,611)

ASML ANNUAL REPORT 2012	F-36

Deferred tax assets composition of temporary differences (in thousands)	January 1, 2011 EUR	Consolidated statements of operations EUR	Effect of changes in exchange rates EUR	December 31, 2011 EUR

Capitalized research and development expenditures	27,239	5,501	1,634	34,374
Inventories	71,124	(35,813)	509	35,820
Deferred revenue	10,890	11,746	1,256	23,892
Provisions	21,828	(7,463)	150	14,515
Installation and warranty reserve	8,092	98	582	8,772
Tax effect carry-forward losses	27,756	(18,695)	(1,326)	7,735
Fixed assets	4,386	1,872	237	6,495
Restructuring and impairment	6,074	(1,063)	135	5,146
Alternative minimum tax credits[1]	4,658	112	258	5,028
Bilateral advance pricing agreement[2]	7,993	(6,583)	16	1,426
Share-based payments	1,678	(808)	80	950
Other temporary differences	13,719	936	647	15,302

Total	205,437	(50,160)	4,178	159,455

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	The Bilateral advance pricing agreement relates to intellectual property which is capitalized from a tax perspective resulting in a temporary difference.

Deferred tax liabilities composition of temporary differences (in thousands)	January 1, 2011 EUR	Consolidated statements of operations EUR	Effect of changes in exchange rates EUR	December 31, 2011 EUR

Fixed assets	(9,661)	(9,175)	(272)	(19,108)
Borrowing costs	(1,231)	(323)	-	(1,554)
Other temporary differences	(958)	119	(8)	(847)

Total	(11,850)	(9,379)	(280)	(21,509)

Tax effect carry-forward losses

Deferred tax assets from carry-forward losses result predominantly from net operating loss carry-forwards incurred in the United States prior to 2011.

Net operating losses qualified as tax losses under United States federal tax laws were fully utilized to offset taxable income during 2012. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. Our ability to use United States state tax loss carry forwards in existence at December 31, 2012, is subject to varying state statutes (providing for periods of between 5 and 20 years) and valuation allowances have been set up for state carry forward losses that are not expected to be realized before they expire. The total amount of losses carried forward under United States state tax laws as of December 31, 2012, is EUR 503.7 million tax basis or EUR 5.6 million tax effect.

ASML ANNUAL REPORT 2012	F-37

20. Segment disclosure

Segment information has been prepared in accordance with ASC 280, “Segment Reporting”.

ASML operates in one reportable segment for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. In accordance with ASC 280, ASML’s Chief Executive Officer has been identified as the chief operating decision-maker, who reviews operating results to make decisions about allocating resources and assessing performance for ASML.

Management reporting includes net system sales figures of new and used systems. Net system sales for new and used systems were as follows:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR	2010 EUR

New systems	3,620,260	4,780,720	3,704,290
Used systems	181,372	103,193	190,452

Net system sales	3,801,632	4,883,913	3,894,742

Net system sales decreased by EUR 1,082.3 million, or 22.2 percent to EUR 3,801.6 million in 2012 from EUR 4,883.9 million in 2011 (2010: EUR 3,894.7 million). The decrease in net system sales was mainly caused by decreased demand in Memory. During 2012, the majority of the system sales were generated from Logic.

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Identifiable assets are attributed to the geographic location in which these assets are located. Net sales and identifiable assets (total assets excluding goodwill and other intangible assets) by geographic region were as follows:

Year ended December 31 (in thousands)	Net sales EUR	Identifiable assets EUR

2012
Japan	292,309	128,750
Korea	1,276,304	85,022
Singapore	98,554	15,696
Taiwan	1,479,768	138,010
Rest of Asia	197,262	999,392
Europe	256,192	5,412,758
United States	1,131,166	471,739

Total	4,731,555	7,251,367

2011
Japan	405,595	414,264
Korea	1,318,777	56,765
Singapore	436,308	14,179
Taiwan	1,146,601	87,833
Rest of Asia	450,796	817,496
Europe	505,129	5,207,509
United States	1,387,829	508,359

Total	5,651,035	7,106,405

2010
Japan	396,748	345,160
Korea	1,396,028	31,859
Singapore	215,357	17,189
Taiwan	1,380,400	77,125
Rest of Asia	239,914	1,749,879
Europe	203,548	3,382,117
United States	675,943	422,092

Total	4,507,938	6,025,421

In 2012, sales to the largest customer accounted for EUR 1,236.1 million or 26.1 percent of net sales (2011: EUR 1,311.7 million or 23.2 percent of net sales; 2010: EUR 1,270.8 million or 28.2 percent of net sales). ASML’s three largest customers (based on net sales) accounted for 58.9 percent of accounts receivable and finance receivables at December 31, 2012, 35.5 percent of accounts receivable and finance receivables at December 31, 2011, and 36.9 percent of accounts receivable and finance receivables at December 31, 2010.

ASML ANNUAL REPORT 2012	F-38

Substantially all of ASML’s sales were export sales in 2012, 2011 and 2010.

21. Board of Management and Supervisory Board remuneration

The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee. The 2010 Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010, was not changed in 2012.

The 2010 Remuneration Policy enables ASML to continue to attract, reward and retain qualified and experienced industry professionals in an international labor market. The remuneration structure and levels are assessed against a reference market by benchmarking. The total remuneration in 2012 consists of base salary, short-term performance incentives (in cash), long-term performance incentives (in shares) and other benefits.

Total direct compensation, pension and other benefits

The remuneration of the members of the Board of Management in 2012, 2011 and 2010 was as follows:

		Fixed	Short-term (variable)		Long-term (variable)		Total Remuneration	Other
	Year	Base salary EUR	STI (Cash)[1] EUR	Option awards[2] EUR	LTI (share awards)[3] EUR		Total[7] EUR	Pension[8] EUR	Compensation Pension Premium[9] EUR	Other benefits and expense reimbursement[10] EUR
E. Meurice	2012	818,000	613,500	-	2,079,601	[4]	3,511,101	167,427	-	127,116
	2011	787,000	586,709	-	1,413,218	[5]	2,786,927	140,113	88,050	136,765
	2010	757,000	566,236	42,648	935,617	[6]	2,301,501	136,697	-	132,630
P.T.F.M.	2012	508,000	304,800	-	1,289,415	[4]	2,102,215	79,190	-	46,275
Wennink	2011	488,000	291,043	-	875,493	[5]	1,654,536	85,994	94,455	44,669
	2010	469,000	280,650	26,401	579,321	[6]	1,355,372	84,229	-	43,627
M.A. van den	2012	538,000	322,800	-	1,366,039	[4]	2,226,839	83,990	-	47,540
Brink	2011	517,000	308,339	-	927,912	[5]	1,753,251	91,243	181,826	45,502
	2010	497,000	297,405	28,025	617,004	[6]	1,439,434	90,388	-	44,817
F.J. van Hout	2012	445,000	267,000	-	1,131,676	[4]	1,843,676	69,110	-	37,313
	2011	428,000	255,259	-	832,201		1,515,460	75,134	9,735	35,190
	2010	412,000	246,541	23,209	471,700		1,153,450	65,300	-	34,549
F.J.M.	2012	433,000	259,800	-	1,144,137		1,836,937	67,190	-	28,889
Schneider-	2011	416,000	248,102	-	676,945		1,341,047	56,475	4,290	28,313
Maunoury	2010	400,000	239,360	-	326,947		966,307	55,011	-	34,788

1	Actual short-term incentives (“STI”) (cash) chargeable to us in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year).
2	The remuneration reported as part of the option awards is based on costs incurred under U.S. GAAP. The costs of the option awards are based on the actual vested number of option awards multiplied by the fair value of the option awards at grant date and are recorded in the consolidated statements of operations on a straight line basis over the vesting period. The use of performance stock options in the short term incentive plan was withdrawn as of 2010. The last performance option awards were granted in 2009 and became unconditional in 2010.
3	The remuneration reported as part of the long-term incentives (“LTI”) (share awards) is based on costs incurred under U.S. GAAP. The costs of share awards are charged to the consolidated statements of operations over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2012 include costs of the Board of Management’s performance share plan 2012, 2011 and 2010. Furthermore, the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the consolidated statements of operations in the financial year in which the share awards vest.
4	The remuneration reported as part of the LTI (share awards) for the year 2012 includes an adjustment for the Board of Management performance share plan 2009 based on the actual number of share awards vested in 2012. The adjustment for Mr. Meurice, Mr. Wennink, Mr. van den Brink and Mr. van Hout amounts to EUR -106,266, EUR -65,785, EUR -69,831 and EUR -57,838, respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2011 includes an adjustment for the Board of Management performance share plan 2008 based on the actual number of share awards vested in 2011. The adjustment for Mr. Meurice, Mr. Wennink and Mr. van den Brink amounts to
EUR -148,040, EUR -91,645 and EUR -97,281, respectively.
6	The remuneration reported as part of the LTI (share awards) for the year 2010 includes an adjustment for the Board of Management performance share plan 2007 based on the actual number of share awards vested in 2010. The adjustment for Mr. Meurice, Mr. Wennink and Mr. van den Brink amounts to
EUR -296,287, EUR -183,612 and EUR -191,972, respectively.
7	This total reflects base salary, STI (cash), option awards and LTI (share awards).
8	The pension arrangement has been adjusted upwards to match common market practice as from 2010. Furthermore, since the pension arrangement for members of the Board of Management is a defined contribution plan, we do not have additional pension obligations beyond the annual premium contribution. As per 2010, the employee contribution to the pension plan is 4.0 percent of the pension base.
9	In 2011, compensation was paid to the Board of Management regarding the risk premium for spouse/orphan pensions, to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.
10	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.

ASML ANNUAL REPORT 2012	F-39

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

The Remuneration Committee evaluated the Board of Managements’ performance on above six criteria. Based on the 2012 evaluation, 6 out of 6 performance criteria were achieved on target or above target result, resulting in a cash payout of EUR 1.8 million representing 75.0 percent of Mr. Meurice’s base salary, 60.0 percent of Messrs. Wennink’s, Van den Brink’s, van Hout’s and Schneider-Maunoury’s base salary.

Performance Stock Options

In order to shift the focus from the short-term to the long-term, performance stock options are not a part of the 2010 Remuneration Policy. The value of this part of the remuneration has been moved into the long-term incentive plan which is paid in shares. 2009 was the last year in which performance stock options were granted to the members of the Board of Management, which means the actual number of performance stock options for 2009 achievement were awarded for the last time in 2010. Once the options are unconditionally awarded after fulfillment of the performance conditions, the options will be retained (lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The fair value of the options granted is determined based on the Black-Scholes option valuation model. Details of vested options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set out below:

	Jan. 1, 2012	Exercised during 2012	Share price on exercise date (EUR)	Vested during 2012	Expired during 2012	Dec. 31, 2012	Exercise price (EUR)	Expiration date

E. Meurice	23,270	23,270	35.12	-	-	-	11.53	1/19/2015
	88,371	88,371	36.70	-	-	-	17.90	1/18/2016
	95,146	95,146	43.89	-	-	-	20.39	1/17/2017
	42,448	42,448	36.67	-	-	-	17.20	2/4/2018
	84,895	84,895	34.93	-	-	-	12.39	2/2/2019

P.T.F.M. Wennink	31,500	-	-	-	31,500	-	58.00	1/20/2012
	52,554	52,554	33.60	-	-	-	12.39	2/2/2019

M.A. van den Brink	31,500	-	-	-	31,500	-	58.00	1/20/2012
	27,894	27,894	34.38	-	-	-	17.20	2/4/2018
	55,788	55,788	33.60	-	-	-	12.39	2/2/2019

F.J. van Hout	46,201	46,201	33.60	-	-	-	12.39	2/2/2019

F.J.M. Schneider-	-	-	-	-	-	-	-	-
Maunoury

Long-term incentive

The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. These targets are measured over a period of three calendar years. The performance measures for obtaining performance targets will be ASML’s relative Return On Average Invested Capital (“ROAIC”) position compared with the peer group (weighted 80.0 percent) and a qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20.0 percent).

The maximum number of performance shares to be conditionally awarded will equal 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). ASML defines stretching targets, whereas for on target achievement, the value of performance shares will be 80.0 percent of base salary.

For the determination of the number of performance shares that will be conditionally awarded, ASML applies a fixed number approach. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25 percent of base salary divided by the value of the performance share at the moment of grant in the respective year. In 2012, the fixed number calculation has been conducted.

ASML ANNUAL REPORT 2012	F-40

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. ASML accounts for this share award performance plan as a variable plan.

Details of performance shares granted to members of the Board of Management are as follows:

Board of management	Grant date	Status	Full control	Number of shares at grant date	Fair value at grant date EUR	Vesting date	Number of shares at vesting date		End of lock- up date

E. Meurice	4/18/2012	Conditional	No	73,570	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	88,732	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	88,732	22.93	2/1/2013	-		2/1/2015
	2/2/2009	Unconditional	No	57,002	13.05	2/2/2012	48,859	[1]	2/2/2014
	2/4/2008	Unconditional	No	57,002	18.18	2/4/2011	48,859	[1]	2/4/2013
	1/17/2007	Unconditional	Yes	66,338	20.39	1/17/2010	51,807		1/17/2012

P.T.F.M. Wennink	4/18/2012	Conditional	No	45,689	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	54,974	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	54,974	22.93	2/1/2013	-		2/1/2015
	2/2/2009	Unconditional	No	35,287	13.05	2/2/2012	30,246	[1]	2/2/2014
	2/4/2008	Unconditional	No	35,287	18.18	2/4/2011	30,246	[1]	2/4/2013
	1/17/2007	Unconditional	Yes	41,111	20.39	1/17/2010	32,106		1/17/2012

M.A. van den Brink	4/18/2012	Conditional	No	48,387	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	58,256	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	58,256	22.93	2/1/2013	-		2/1/2015
	2/2/2009	Unconditional	No	37,458	13.05	2/2/2012	32,107	[1]	2/2/2014
	2/4/2008	Unconditional	No	37,458	18.18	2/4/2011	32,107	[1]	2/4/2013
	1/17/2007	Unconditional	Yes	42,980	20.39	1/17/2010	33,565		1/17/2012

F.J. van Hout	4/18/2012	Conditional	No	40,023	37.33	4/18/2015			4/18/2017
	4/13/2011	Conditional	No	48,293	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	48,293	22.93	2/1/2013	-		2/1/2015
	2/2/2009	Unconditional	No	31,021	13.05	2/2/2012	26,589	[1]	2/2/2014

F.J.M. Schneider-	4/18/2012	Conditional	No	38,944	37.33	4/18/2015			4/18/2017
Maunoury	4/13/2011	Conditional	No	46,886	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Conditional	No	46,886	22.93	2/1/2013	-		2/1/2015

1	The number of shares included in the lock-up period is reduced as a result of the synthetic share buyback due to an exchange for each 100 ordinary shares for 77 ordinary shares. The number of shares vested in 2012 after the synthetic share buyback for Mr. Meurice, Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 37,621 shares, 23,289 shares, 24,722 shares and 20,474 shares, respectively. The number of shares vested in 2011 after the synthetic share buyback for Mr. Meurice, Mr. Wennink and for Mr. van den Brink are 37,621 shares, 23,289 shares and 24,722 share, respectively.

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

ASML ANNUAL REPORT 2012	F-41

Employment agreements for members of the Board of Management appointed after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) do contain specific provisions regarding benefits upon termination of those agreements.

If we give notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case, a severance amount equal to one year base salary or a severance consistent with the Dutch Labor laws will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or our strategy.

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

ASML ANNUAL REPORT 2012	F-42

Supervisory Board

The annual remuneration for Supervisory Board members covers the period from one Annual General Meeting of Shareholders (“AGM”) to the next one. The annual remuneration is paid in quarterly installments starting after the AGM. In 2011 the Supervisory Board proposed and the General Meeting of Shareholders approved an adjustment of the remuneration of the Supervisory Board, effective as per April 1, 2011. Furthermore the General Meeting of Shareholders approved a further increase of the annual (fixed) fee with a maximum amount of EUR 5,000 depending on circumstances, which the Supervisory Board implemented per April 1, 2012.

The following table sets forth an overview of the remuneration awarded to Supervisory Board Members in 2012 and 2011:

Year ended December 31, 2012	Total	Supervisory board	Audit committee	Remuneration committee		Selection and nomination committee	Technology and strategy committee	Other[1,2]

Arthur P.M. van der Poel	94,750	68,750	10,000	-		8,000	8,000	-
Jos W.B. Westerburgen	96,116	48,750	-	12,000		12,000	-	23,366	[3]
OB Bilous	104,750	78,750	-	-		8,000	8,000	10,000
Fritz W. Fröhlich	68,750	48,750	15,000	-		-	-	5,000
Hendrika (Ieke) C.J. van den Burg	56,750	48,750	-	8,000		-	-	-
William T. Siegle	90,750	78,750	-	-		-	12,000	-
Pauline F.M. van der Meer Mohr	56,750	48,750	-	8,000		-	-	-
Wolfgang H. Ziebart	72,750	48,750	10,000	6,000	[4]	-	8,000	-

Total	641,366	470,000	35,000	34,000		28,000	36,000	38,366

Year ended December 31, 2011	Total	Supervisory board	Audit committee	Remuneration committee		Selection and nomination committee	Technology and strategy committee	Other[1,2]

Arthur P.M. van der Poel	88,250	62,500	10,000	-		7,875	7,875	-
Jos W.B. Westerburgen	66,750	43,750	-	11,500		11,500	-	-
OB Bilous	99,500	73,750	-	-		7,875	7,875	10,000
Fritz W. Fröhlich	62,500	43,750	15,000	-		-	-	3,750
Hendrika (Ieke) C.J. van den Burg	51,625	43,750	-	7,875		-	-	-
William T. Siegle	85,250	73,750	-	-		-	11,500	-
Pauline F.M. van der Meer Mohr	51,625	43,750	-	7,875		-	-	-
Wolfgang H. Ziebart	61,625	43,750	10,000	-		-	7,875	-

Total	567,125	428,750	35,000	27,250		27,250	35,125	13,750

1	To compensate for certain obligations ASML has towards the U.S. government as a result of the acquisition of Silicon Valley Group in 2001, one U.S. member receives an additional EUR 10,000 to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill this role. As the adjustment of the Supervisory Board’s remuneration became effective as per April 1, 2011, the Vice-Chairman fee paid over the financial year 2011 amounted to EUR 3,750.
3	In 2012 Jos Westerburgen received a provisional payment related to the supervisory board remuneration for the period January to April 2013. As legislation regarding VAT registration for Supervisory Board members will change as from 2013 and Jos Westerburgen will resign in 2013 it was discussed and agreed with the Dutch tax authorities to pay the remuneration fee in advance.
4	During 2012 Wolfgang H. Ziebart was appointed as member of the Remuneration Committee and therefore received a partial fee.

In addition, a net cost allowance was paid to each Supervisory Board member in 2012, amounting to EUR 1,800 per year, and EUR 2,400 per year for the Chairman of the Supervisory Board.

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration and are therefore not included. None of the members of the Supervisory Board currently owns shares or options on ASML shares.

ASML ANNUAL REPORT 2012	F-43

22. Selected operating expenses and additional information

Personnel expenses for all payroll employees were:

Year ended December 31 (in thousands)	2012 EUR	2011 EUR	2010 EUR

Wages and salaries	711,039	648,869	551,683
Social security expenses	58,180	52,550	42,468
Pension and retirement expenses	50,298	45,947	40,593
Share-based payments	18,714	12,430	12,109

Personnel expenses	838,231	759,796	646,853

The average number of payroll employees in FTEs employed during 2012, 2011 and 2010 was 8,140, 7,627 and 6,785 respectively. The total number of payroll and temporary personnel employed in FTEs per sector was:

As of December 31	2012	2011	2010

Customer Support	2,538	2,478	2,236
SG&A	869	723	727
Industrial Engineering	637	420	398
Manufacturing & Logistics	2,856	2,852	2,659
R&D	3,736	3,417	3,225
Total employees (in FTEs)	10,636	9,890	9,245

Less: Temporary employees (in FTEs)	2,139	1,935	2,061

Payroll employees (in FTEs)	8,497	7,955	7,184

The average number of payroll employees in FTEs in our operations in the Netherlands during 2012, 2011 and 2010 was 4,620, 4,313 and 3,805 respectively.

23. Research and development costs

R&D costs include credits for an amount of EUR 17.9 million, EUR 25.1 million, EUR 29.5 million during 2012, 2011 and 2010 respectively. R&D credits relate to world-wide (inter-)governmental funding for certain strategic development programs.

24. Interest income and expense

Interest income of EUR 16.6 million (2011: EUR 41.2 million and 2010: EUR 15.1 million) mainly relates to interest income on deposits, short-term investments, money market funds and on bank accounts. Interest expense of EUR 22.8 million (2011: EUR 33.8 million and 2010: EUR 23.3 million) mainly consists of net interest expense of our Eurobond and related interest rate swaps.

Interest on cash pools is reported on a gross basis in the consolidated statements of operations under both interest income and interest expense. From an economic and legal perspective the interest on cash pools of EUR 4.2 million (2011: EUR 6.8 million and 2010: EUR 3.6 million) recorded in interest income nets off against the same amount recorded in interest expense.

25. Vulnerability due to certain concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, from time to time, the number of systems ASML has been able to produce has been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2012, ASML’s production was not limited by the deliveries from Zeiss.

For our light source technology used in our EUV systems we also depend on a limited number of suppliers. Our main supplier for light source technology is Cymer. We have agreed to acquire Cymer, subject to certain closing conditions. We believe that the acquisition of Cymer, if completed, will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of EUV technology. Without

ASML ANNUAL REPORT 2012	F-44

the acquisition, we do not believe that Cymer would have sufficient resources to complete the development of the EUV source and as a result, the only way to make the EUV source development successful without additional delay is through the acquisition of Cymer. In addition we believe that the acquisition will allow us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, reducing risk and increasing development speed.

Completion of the acquisition is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of approvals under other foreign competition laws. On february 5, 2013, the Cymer Stockholders approved the merger agreement. We expect the transaction to close in the first half of 2013, there is no assurance that the transaction will be completed within the expected time period or at all.

Business failure or insolvency of one of our main customers may have an adverse effect on our business, financial condition and results of operations. See Note 20.

26. Shareholders’ equity

Share capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 cumulative preference shares with a nominal value of EUR 0.09 each;
•	699,999,000 ordinary shares with a nominal value of EUR 0.09 each; and
•	9,000 ordinary shares B with a nominal value of EUR 0.01 each.

Per December 31, 2012, 419,852,467 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid in, of which 12,687,246 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued. 96,566,077 depositary receipts for ordinary shares are issued with our cooperation.

Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the Board of Management to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the Board of Management, provided that the Supervisory Board has approved such proposal.

Shares issued in Customer Co-Investment Program

On September 12, 2012, we issued 62,977,877 ordinary shares to Stichting Administratiekantoor MAKTSJAB (“Intel Stichting”) and 12,595,575 ordinary shares to Stichting Administratiekantoor Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to Stichting Administratiekantoor TSMC with respect to the Customer Co-Investment Program. We received an amount of EUR 3,853.9 million in relation to the shares issued under the Customer Co-Investment Program. For further details on our Customer Co-Investment Program see Note 28.

Synthetic Share Buyback

At the Extraordinary General Meeting of Shareholders (“EGM”) held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the Synthetic Share Buyback effectuated in connection with the Customer Co-Investment Program. Consequently, on November 24, 2012 the Articles of Association were amended as follows. Upon the first amendment the ordinary shares to be held for the benefit of the participants to the Customer Co-Investment Program were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference is booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the

ASML ANNUAL REPORT 2012	F-45

Customer Co-Investment Program and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

These amendments in substance constitute a Synthetic Share Buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback.

Ordinary shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository (Nederlands Centraal Insituut voor Giraal Effectenverkeer B.V., “Euroclear Nederland”) or through the Depositary Trust Company (“DTC”) cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our EGM held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 25, 2012, plus an additional 5.0 percent of our issued share capital at April 25, 2012 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our EGM held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10.0 percent of our issued share capital at April 25, 2012. With this authorization, the corresponding authorization granted at the AGM held on April 25, 2012, ceased to apply to the extent not already used.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are and remain subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s AGM, which authorization may not be for more than 18 months. At the AGM held on April 25, 2012, the Board of Management has been authorized, subject to Supervisory Board approval, to repurchase through October 25, 2013, up to a maximum of two times 10.0 percent of our issued share capital at April 25, 2012, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on NYSE Euronext Amsterdam or NASDAQ. At our AGM to be held on April 24, 2013, we shall request the authorization for the Board of Management to repurchase and cancel shares for a period of 18 months as of the 2013 AGM, i.e. until October 24, 2014, all in conformity with the provisions of the law and our Articles of Association.

Ordinary shares B

As part of the most recent changes in our Articles of Association, adopted at the EGM held on September 7, 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an ordinary share B. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Cumulative preference shares

In 1998, we granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in our capital (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

ASML ANNUAL REPORT 2012	F-46

Per the amendment of our Articles of Association of May 6, 2011, the nominal value of the cumulative preference shares was increased to EUR 0.09. The number of cumulative preference shares included in the authorized share capital was decreased to 700,000,000. This was done to simplify the Articles of Association, and to give each share the right to cast one vote in the General Meeting of Shareholders.

The Foundation may exercise the preference share option in situations where, in the opinion of the Board of Directors of the Foundation, our interests, our business or the interests of our stakeholders are at stake. This may be the case if a public bid for our shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with us. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of our issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with our interests, our business or our stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The preference share option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

Cancellation and repayment of the issued cumulative preference shares by us requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the preference share option is exercised and as a result cumulative preference shares are issued, we, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case we are obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation will not request us to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. As of January 1, 2012, the members of the Board of Directors of the Foundation are: Mr. A. Baan, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Dividend proposal

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2012, a proposal to declare a dividend of EUR 0.53 per ordinary share of EUR 0.09 nominal value will be submitted to the AGM to be held on April 24, 2013.

ASML ANNUAL REPORT 2012	F-47

27. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 25, 2012, the General Meeting of Shareholders authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 25, 2013.

On January 19, 2011, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the next two years. On January 18, 2012, we announced to increase the size of the program to a maximum amount of EUR 1,130 million. During the period from January 1, 2012 up to and including November 22, 2012, when the program was completed, we had purchased 11,278,058 of our shares for a total amount of EUR 430.0 million at an average price of EUR 38.13 per share. These shares are intended to be cancelled in 2013.

Furthermore, on January 18, 2012, we announced our intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. During the period from November 22, 2012 up to and including December 14, 2012, when the program was completed, a total number of 2.2 million shares was purchased for a total amount of EUR 105.2 million at an average price of EUR 47.81 per share. These shares will be held as treasury shares pending delivery pursuant to such plans.

Both programs had been suspended between July 10, 2012 and October 18, 2012 following the announcement of the Customer Co-Investment Program on July 9, 2012.

The following table provides a summary of our repurchased shares in 2012 (excluding the Synthetic Share Buyback effectuated in November 2012):

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program[1] (EUR)	Maximum number of shares that may yet be purchased under the program[2]

January 20 - 31, 2012	2,132,366	32.65	2,132,366	360,369,363	2,200,000
February 1 - 28, 2012	1,025,407	34.71	3,157,773	324,780,615	2,200,000
March 1 - 31, 2012	949,726	35.76	4,107,499	290,820,741	2,200,000
April 1 - 30, 2012	654,169	37.18	4,761,668	266,501,698	2,200,000
May 2 - 31, 2012	1,219,480	36.88	5,981,148	221,530,029	2,200,000
June 1 - 30, 2012	1,133,550	38.61	7,114,698	177,764,616	2,200,000
July 1 - 29, 2012	428,000	40.65	7,542,698	160,366,940	2,200,000
August 1 - 31, 2012	-	-	7,542,698	160,366,940	2,200,000
September 1 -30, 2012	-	-	7,542,698	160,366,940	2,200,000
October 3 - 31, 2012	1,153,112	41.86	8,695,810	112,099,413	2,200,000
November 1 - 30, 2012	3,240,099	44.10	11,935,909	-	1,542,149
December 1 - 31, 2012	1,542,149	48.24	13,478,058	-	-

Total	13,478,058	39.71

1	Program to purchase shares up to a maximum amount of EUR 1,130 million. We have or will cancel these shares.
2	Program to purchase up to 2.2 million shares for the purpose of covering outstanding employee stock and stock option plans

At the EGM held on September 7, 2012, a resolution was passed to amend the Articles of Association in connection with the Synthetic Share Buyback to be effected in connection with the Customer Co-Investment Program. We refer to Note 26 for a summary description of these amendments. On November 24, 2012, we effectuated the amendments consisting of a repayment to shareholders (excluding participating customers) of EUR 9.18 per ordinary share and the exchange of each 100 ASML ordinary shares for 77 ASML ordinary shares.

As a result of these amendments, which in substance constitute a Synthetic Share Buyback, we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million.

ASML ANNUAL REPORT 2012	F-48

28. Customer Co-Investment Program

Overview

On July 9, 2012, we announced our Customer Co-Investment Program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The participating customers agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program creates risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the Customer Co-Investment Program consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into Non Recurring Engineering (“NRE”) funding agreements with the participating customers.

In addition to the funding commitments described above, the participating customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the participating customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 26 to our consolidated financial statements.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the Customer Co-Investment Program, ASML entered into an investment agreement, a shareholder agreement and NRE funding agreements with each of the participating customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our Synthetic Share Buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE funding agreements between ASML and Intel is set out below. The agreements between ASML and the other program participants – TSMC (which acquired 5 percent of our shares and made an EUR 277 million funding commitment) and Samsung (which acquired 3 percent of our shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreements

Pursuant to the investment agreement between ASML and Intel, dated July 9, 2012 (“the Intel Investment Agreement”), ASML has issued and delivered to Intel Stichting ordinary shares equal to 15 percent of the issued ordinary shares with simultaneous issuance by the Intel Stichting to Intel of the corresponding depositary receipts.

Pursuant to the investment agreement between ASML and TSMC, dated August 5, 2012 (the “TSMC Investment Agreement”) ASML has issued and delivered to Stichting Administratiekantoor TSMC (“TSMC Stichting”) ordinary shares equal to 5 percent of the issued ordinary shares with simultaneous issuance by the TSMC Stichting to TSMC of the corresponding depositary receipts.

Pursuant to the investment agreement between ASML and Samsung, dated August 27, 2012 (the “Samsung Investment Agreement” and together with the Intel Investment Agreement and TSMC Investment Agreement, the “Investment Agreements”), ASML has issued and delivered to the Samsung Stichting ordinary shares equal to 3 percent of the issued ordinary shares with simultaneous issuance by the Samsung Stichting to Samsung of the corresponding depositary receipts.

The subscription price for the ordinary shares under the Investment Agreements was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of the ordinary shares on NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Based upon the subscription price (EUR 39.91) included in the Investment Agreements, the equity participation of Intel (15 percent), TSMC (5 percent) and Samsung (3 percent) amount to EUR 2,513 million, EUR 838 million and EUR 503 million, respectively.

Under the Intel Investment Agreements, ASML has agreed to indemnify the participating customers and their affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

ASML ANNUAL REPORT 2012	F-49

Shareholder Agreements

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (the “Shareholder Agreement”) which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

The shareholder agreements between ASML and the other program participants (TSMC and Samsung) are on substantially the same terms as those agreed with Intel.

Voting Restrictions

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the Customer Co-Investment Program or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or our business, including a transfer of all or substantially all business or assets of ASML and our subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or our business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the “Standstill Period”), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restriction”). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a Shareholder Agreement Termination Event.

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the Customer Co-Investment Program) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other participating customers) (ii) the date of notification to ASML by participating customers that the aggregate amount of ASML’s outstanding shares owned by Intel and the other participating customers represents less than 5 percent of ASML’s outstanding shares and (iii) a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case Intel would acquire ASML shares within 18 months after an event described under (i) or (ii) above, any ASML shares held by Intel in excess of 4.99 percent of the outstanding shares of ASML must be transferred to (and held by) the Intel Stichting.

ASML ANNUAL REPORT 2012	F-50

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE funding agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or Management Board, except in limited circumstances.

In addition, Intel may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange more than (i) in respect of Intel, 4 percent of the outstanding shares of ASML (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC). There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions were the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of the Ordinary Shares from NYSE Euronext Amsterdam or delisting from NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (vi) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE funding agreements pursuant to which Intel will support ASML’s R&D costs and project expenditures. One agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement”) and the other relates to the development of EUV lithography equipment (the “Intel EUV NRE Funding Agreement” and together with the Intel 450mm NRE Funding Agreement, the “Intel NRE Funding Agreements”). Intel has committed to provide EUR 553 million in funding under the Intel 450mm NRE Funding Agreement and EUR 276 million in funding under the Intel EUV NRE Funding Agreement, payable over the respective terms (2013-2017) of the Intel NRE Funding Agreements.

On August 5, 2012, ASML and TSMC entered into the TSMC NRE funding agreement (the “TSMC NRE Funding Agreement”) pursuant to which TSMC will support ASML’s R&D costs and project expenditures relating to the development of 450mm lithography equipment and EUV platforms. TSMC has committed to provide EUR 277 million in funding payable over the term (2013-2017) of the TSMC NRE Funding Agreement.

On August 27, 2012, ASML and Samsung entered into the Samsung NRE funding agreement (the “Samsung NRE Funding Agreement”) pursuant to which Samsung will support ASML’s R&D costs and project expenditures relating to the development of 300mm/450mm EUV platforms. Samsung has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the Samsung NRE Funding Agreement.

Under the Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement (together the “NRE Funding Agreements”), ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice the participating customers for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the NRE Funding Agreements. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by the participating customer of the aggregate amount of funding owed under its respective NRE Funding Agreement.

ASML ANNUAL REPORT 2012	F-51

Commercial Agreement

On July 9, 2012, ASML and Intel entered into a Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and EUV next-generation lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm lithography equipment needs through 2022.

Accounting Policies

The Investment Agreements, Shareholder Agreements, NRE Funding Agreements and Commercial Agreement are accounted for as a multiple-element arrangement with each of the participating customers. Based upon ASC 605-25 “Multiple-Element Arrangements” guidance, the following two separate elements are identified for each arrangement: (1) the share issuance (governed by the Investment Agreement and the Shareholder Agreement) and (2) the NRE funding and commercial discounts and credits (governed by the NRE Funding Agreement(s) and the Commercial Agreement).

The shares issued to the participating customers are recorded at fair value based on quoted share prices (EUR 3,968.7 million) with the remaining aggregate arrangement consideration allocated to the NRE funding and commercial discounts and credits. The difference between the fair value of the shares and the subscription price of the shares (EUR 39.91) is recorded as a deduction from shareholders’ equity upon issuance of the shares (EUR 123.4 million). Shareholders’ equity is increased to the fair value of the shares as the portion of the NRE funding allocable to the shares is received over the NRE funding period (2013-2017). The amounts are deemed receivables from the participating customers in their capacity as shareholders of ASML.

A significant related party relationship exists between ASML and Intel as a result of the equity investment made by Intel as part of the Customer Co-Investment Program. Based on the commercial discounts and credits (governed by the Commercial Agreement) and the significant related party relationship, all NRE funding will be deferred and recognized in the consolidated income statement only when the commercial discounts and credits are earned. The portion of the NRE funding from TSMC and Samsung, not allocable to the shares, will be recognized in the consolidated income statement when the R&D costs relating to the development of 450mm lithography equipment and EUV platforms are recognized over the NRE funding period.

For further details regarding the share issuances to the participating customers and the Synthetic Share Buyback effectuated in connection with our Customer Co-Investment Program, see Note 26.

ASML ANNUAL REPORT 2012	F-52

29. Related Party Transactions

Consistent with our corporate responsibilities to our surrounding community and together with several other companies in the region, in prior year ASML entered into a loan agreement with a local sports club PSV N.V.; pursuant to which ASML provided PSV N.V., as of August 1, 2011, a 14 year, interest free, subordinated loan of EUR 5.0 million. As of June 30, 2012 the chairman of the Supervisory Board of ASML, Mr. Arthur van der Poel and Chief Financial Officer of ASML, Mr. Peter Wennink resigned as members of the Supervisory Board of PSV N.V., therefore the loan agreement with PSV N.V. is concluded to no longer classify as a related party transaction from that date onwards.

On July 9, 2012, we announced our Customer Co-Investment Program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the participating customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital. Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.

We have entered into various agreements with Intel and have recognized sales and incurred costs of systems, services and field options provided by ASML since the date that Intel became a related party. We believe that all such transactions have been entered into in the ordinary course of business, with the exception of certain terms included in the agreements entered into as part of the Customer Co-Investment Program:

•

Investment Agreement: Pursuant to the Intel Investment Agreement, ASML agreed to issue to Intel Stichting ordinary shares equal to 15 percent of the issued ordinary shares which the Intel Stichting then issued to Intel a corresponding number of depositary receipts representing these shares. The subscription price for the ordinary shares under the investment agreement was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of the ordinary shares on Euronext for the twenty trading days up to and including July 6, 2012. Under the investment agreement, ASML has agreed to indemnify Intel and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the investment agreement and with respect to certain legal proceedings related thereto, subject to certain limitations.

•

Shareholder Agreement: In connection with the issuance of the ordinary shares to the Intel Stichting, Intel and its relevant subsidiaries, the Intel Stichting and ASML have entered into the shareholder agreement, which governs certain matters relating to the holding and disposing of and further investments in ordinary shares by Intel, directly and indirectly through the Intel Stichting.

•

NRE Funding Agreement: On July 9, 2012, ASML and Intel entered into the Intel NRE Funding Agreement pursuant to which Intel has agreed to provide funding for certain of ASML’s R&D costs and project expenditures. One agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement”) and the other relates to the development of EUV lithography equipment (the “Intel EUV NRE Funding Agreement”). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreement (2013-2017). ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The Intel NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project if no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant agreement. The NRE funding agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the relevant funding agreement.

•

Commercial Agreement: On July 9, 2012, ASML and Intel entered into the Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and next-generation EUV lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm lithography equipment needs through 2022.

The total net sales to Intel (and its affiliates) for the period from July 9, 2012 to December 31, 2012 amounted to EUR 301.7 million whereas the outstanding balances as of December 31, 2012 amount to EUR 65.0 million.

Except for the above, there have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder and any director or officer

ASML ANNUAL REPORT 2012	F-53

or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options as described under Note 17. All amounts due to ASML under the virtual financing arrangement were repaid during 2012.

30. Subsequent Events

On february 5, 2013, the Cymer Stockholders approved the previously announced merger agreement, dated October 16, 2012 at the special meeting of Cymer Stockholders. See Note 25 for additional information.

Veldhoven, the Netherlands

February 12, 2013

/s/ Eric Meurice,
Eric Meurice, Chief Executive Officer

/s/ Peter T.F.M. Wennink,
Peter T.F.M. Wennink, Chief Financial Officer

ASML ANNUAL REPORT 2012	F-54

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of ASML Holding N.V.:

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 (all expressed in euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Accountants B.V.
Eindhoven, The Netherlands
February 12, 2013

ASML ANNUAL REPORT 2012	F-55

Exhibits

Exhibit Index

Exhibit No.	Description
1

Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 13 to the Registrant’s, Registration Statement on Form 8-A/A, filed with the Commission on February 8, 2013)

2.1	Fiscal Agency Agreement between ASML Holding N.V., Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A. relating to the Registrant’s 5.75 percent Notes due 2017 (Incorporated by reference to the Registrant’s Annual Report for the year ended December 31, 2008)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) [1]
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) [1]
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) [1]
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) [1]
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Restricted Stock Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 7, 2007 (file No. 333-141125))
4.16	Brion Technologies, Inc., 2002 Stock Option Plan (as amended on March 25, 2005; March 24, 2006; and November 17, 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 20, 2007 (file No. 333-142254))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.22	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.23	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.26	ASML Restricted Stock Plan (version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.27	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.28	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))

Exhibit No.	Description

4.29	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))

4.30	ASML Share and Option Purchase Plan for Employees (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 20, 2010 (file No. 333-170034))

4.31	Investment Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 [2]

4.32	450mm NRE Funding Agreement between ASML Holding N.V., and Intel Corporation, dated July 9, 2012 [1,2]

4.33	EUV NRE Funding Agreement between ASML Holding N.V., and Intel Corporation, dated July 9, 2012 [1,2]

4.34	Shareholder Agreement between ASML Holding N.V. and Intel Holdings B.V., Intel Corporation and Stichting Administratiekantoor MAKTSJAB dated September 12, 2012 [2]

4.35	Agreement and Plan of Merger by and among ASML Holding N.V., Kona Acquisition Company, Inc. Cymer, Inc. and certain other parties set forth therein, date October 16, 2012 (incorporated by reference to Annex A to the Registrant’s Registration Statement on Form F-4 filed with the Commission on November 21, 2012 (file No. 333-185120))

8.1	List of Main Subsidiaries [2]

12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]

13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [2]

15.1	Consent of Deloitte Accountants B.V. [2]

101.INS	XBRL Instance Document [2]

101.SCH	XBRL Taxonomy Extension Schema Document [2]

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]

101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]

1	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.
2	Filed at the Commission herewith.