Form 20-F
period 2013-12-31
ASML HOLDING NV
filed 2014-02-12
CIK 937966

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2013

Commission file number 025566

ASML HOLDING N.V.

(Exact Name of Registrant as Specified in Its Charter)

THE NETHERLANDS

(Jurisdiction of Incorporation or Organization)

DE RUN 6501

5504 DR VELDHOVEN

THE NETHERLANDS

(Address of Principal Executive Offices)

Craig DeYoung

Telephone: +1 480 696 2762

E-mail: craig.deyoung@asml.com

2650 W Geronimo Place

Chandler, AZ 85224, USA

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

440,852,334 Ordinary Shares

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

James A. McDonald

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf London E14 5DS England

ASML ANNUAL REPORT 2013

Form 20-F

Contents

Part I

1	Item 1 Identity of Directors, Senior Management and Advisors

1	Item 2 Offer Statistics and Expected Timetable

1	Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

13	Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plant and Equipment

21	Item 4A Unresolved Staff Comments

21	Item 5 Operating and Financial Review and Prospects
Executive Summary
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc.
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

36	Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

43	Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

46	Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

46	Item 9 The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

ASML ANNUAL REPORT 2013

47	Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

56	Item 11 Quantitative and Qualitative Disclosures About Market Risk

58	Item 12 Description of Securities Other Than Equity Securities

Part II

59	Item 13 Defaults, Dividend Arrearages and Delinquencies

59	Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

59	Item 15 Controls and Procedures

60	Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
F. Change in Registrant’s Certifying Accountant
G. Corporate Governance
H. Mine Safety Disclosure

Part III

63	Item 17 Financial Statements

63	Item 18 Financial Statements

63	Item 19 Exhibits

ASML ANNUAL REPORT 2013

ASML ANNUAL REPORT 2013

Part I

Special Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report contains statements relating to our future business and/or results. These statements include certain projections and business trends that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. They appear in a number of places throughout this report and include statements with respect to expected financial results, including expected sales levels made on expected gross margin and expenses, realization of systems backlog, expected shipment of tools, productivity of our tools, purchase commitments, IC unit demand, statements about our CCIP, the expected benefits of the Cymer acquisition and the development of EUV technology and the number of EUV systems expected to be shipped and recognized in revenue and the timing of shipments, our dividend policy and our intention to repurchase shares. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under Item 3.D. “Risk Factors”. These forward-looking statements are made only as of the date of this Annual Report. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1 Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements”.

On May 30, 2013, we acquired 100 percent of the issued share capital of Cymer. Comparative financial information presented in our Annual Report does not include Cymer, unless indicated otherwise.

A summary of all abbreviations and technical terms used in this Annual Report is set forth on pages D-1 through D-4.

ASML ANNUAL REPORT 2013	1

Five-Year Financial Summary

Year ended December 31 (in thousands, except per share data)	2013 EUR	2012 EUR	2011 EUR	[1]	2010 EUR	2009 EUR

Consolidated Statements of Operations data
Net sales	5,245,326	4,731,555	5,651,035		4,507,938	1,596,063
Cost of sales	(3,068,064)	(2,726,298)	(3,201,645)		(2,552,768)	(1,137,671)

Gross profit	2,177,262	2,005,257	2,449,390		1,955,170	458,392
Other income	64,456	-	-		-	-
Research and development costs	(882,029)	(589,182)	(590,270)		(523,426)	(466,761)
Selling, general and administrative costs	(311,741)	(259,301)	(217,904)		(181,045)	(154,756)

Income (loss) from operations	1,047,948	1,156,774	1,641,216		1,250,699	(163,125)
Interest and other, net	(24,471)	(6,196)	7,419		(8,176)	(8,425)

Income (loss) before income taxes	1,023,477	1,150,578	1,648,635		1,242,523	(171,550)
(Provision for) benefit from income taxes	(7,987)	(4,262)	(181,675)		(220,703)	20,625

Net income (loss)	1,015,490	1,146,316	1,466,960		1,021,820	(150,925)

Earnings per share data
Basic net income (loss) per ordinary share	2.36	2.70	3.45		2.35	(0.35)
Diluted net income (loss) per ordinary share[2]	2.34	2.68	3.42		2.33	(0.35)

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	429,770	424,096	425,618		435,146	432,615
Diluted[2]	433,446	426,986	429,053		438,974	432,615

1	As of January 1, 2011, we adopted ASU 2009-1 3, “Sales Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 to the Financial Statements.
2	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML ANNUAL REPORT 2013	2

Five-Year Financial Summary

As of December 31	2013		2012		2011	[1]	2010	2009
(in thousands, unless otherwise indicated)	EUR		EUR		EUR		EUR	EUR

Consolidated Balance Sheets data
Cash and cash equivalents	2,330,694		1,767,596		2,731,782		1,949,834	1,037,074
Short-term investments	679,884		930,005		-		-	-
Working capital[2]	4,156,917		3,745,559		3,473,767		2,787,220	1,704,714
Total assets	11,513,730		7,410,478		7,260,815		6,180,358	3,764,151
Long-term debt[3]	1,074,570		759,490		736,368		710,060	699,756
Total shareholders’ equity	6,922,427		4,066,893		3,444,154		2,773,908	1,774,768
Share capital	40,092		37,470		38,354		39,293	39,028

Consolidated Statements of Cash Flows data
Depreciation and amortization	228,775		186,620		165,185		151,444	141,631
Impairment	13,057		3,234		12,272		8,563	15,896
Net cash provided by (used in) operating activities	1,054,173		703,478		2,070,440		940,048	99,194
Purchase of property, plant and equipment[4]	(210,804)		(171,878)		(300,898)		(128,728)	(104,959)
Purchase of available for sale securities	(904,856)		(1,379,997)		-		-	-
Maturity of available for sale securities	1,195,031		449,992		-		-	-
Acquisition of subsidiary (net of cash acquired)	(443,712)	[5]	(10,292)		-		-	-
Net cash provided by (used in) investing activities	(368,341)		(1,119,833)		(300,898)		(124,903)	(98,082)
Net proceeds from issuance of shares	31,822		3,907,666	[6]	34,084		31,000	11,073
Capital repayment	-		(3,728,324)	[7]	-		-	-
Dividend paid	(216,085)		(188,892)		(172,645)		(86,960)	(86,486)
Deposits from customers	-		-		(150,000)		150,000	-
Purchase of shares	(300,000)		(535,373)		(700,452)		-	-
Net proceeds from issuance of notes	740,445	[8]	-		-		-	-
Repurchase of notes	(368,303)	[9]	-		-		-	-
Net cash provided by (used in) financing activities	(113,111)		(545,583)		(991,561)		92,702	(74,874)
Net increase (decrease) in cash and cash equivalents	563,098		(964,186)		781,948		912,760	(72,110)

Ratios and other data
Gross profit as a percentage of net sales	41.5		42.4		43.3		43.4	28.7
Income (loss) from operations as a percentage of net sales	20.0		24.4		29.0		27.7	(10.2)
Net income (loss) as a percentage of net sales	19.4		24.2		26.0		22.7	(9.5)
Shareholders’ equity as a percentage of total assets	60.1		54.9		47.4		44.9	47.1
Income taxes as a percentage of income (loss) before income taxes	0.8		0.4		11.0		17.8	12.0
Sales of systems (in units)	157		170		222		197	70
ASP of system sales (in millions)	25.4		22.4		22.0		19.8	16.8
Value of systems backlog excluding EUV (in millions)[10,11]	1,953.3		1,214.1		1,732.5		3,855.7	2,113.7
Systems backlog excluding EUV (in units)[10,11]	56		46		71		157	69
ASP of systems backlog excluding EUV (in millions)[10,11]	34.9		26.4		24.4		24.6	30.6
Value of booked systems excluding EUV (in millions)[10,11]	4,644.0		3,312.3		2,909.3		6,212.7	2,535.4
Net bookings excluding EUV (in units)[10,11]	166		144		134		285	98
ASP of booked systems excluding EUV (in millions)[10,11]	28.0		23.0		21.7		21.8	25.9
Number of payroll employees (in FTEs)	10,360		8,497		7,955		7,184	6,548
Number of temporary employees (in FTEs)	2,865		2,139		1,935		2,061	1,137
Increase (decrease) net sales in percentage	10.9		(16.3)		25.4		182.4	(46.0)
Number of ordinary shares issued and outstanding (in thousands)	440,852		407,165		413,669		436,593	433,639
ASML share price in EUR[12]	68.04		48.00		32.48		28.90	24.00
Volatility 260 days in percentage of our shares listed at NYSE	23.98		28.64		32.46		30.25	38.45
Euronext Amsterdam[13]
ASML share price in USD[14]	93.70		64.39		41.79		38.34	34.09
Volatility 260 days in percentage of our shares listed at NASDAQ[15]	24.01		30.05		41.83		35.25	44.82
Dividend per ordinary share in EUR	0.61	[16]	0.53		0.46		0.40	0.20
Dividend per ordinary share in USD	0.00	[16,17]	0.73		0.60		0.54	0.27

1	As of January 1, 2011, we adopted ASU 2009-1 3, “Sales Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues. See Note 1 to the Financial Statements.
2	Working capital is calculated as the difference between total current assets and total current liabilities.
3	Long-term debt includes the current portion of long-term debt.
4	An amount of EUR 115.9 million (2012: EUR 204.8 million, 2011: EUR 300.5 million, 2010: EUR 214.1 million, 2009: EUR 159.0 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory, an amount of EUR 12.5 million (2012: EUR 9.6 million, 2011: EUR 17.7 million, 2010 and 2009: EUR nil million) relates to other non-cash movements (mainly investments not yet paid and inceptions of finance lease arrangements). For further details see Note 12 to the Financial Statements.
5	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.
6	The net proceeds from issuance of shares includes an amount of EUR 3,853.9 million related to the share issuances in connection to the CCIP.
7	The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback in November 2012.
8	Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the offering of our EUR 750 million 3.375 percent senior notes due 2023.
9	Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 2017 and partial unwinding of the related interest rate swaps.
10	Our systems backlog and net bookings include only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned.

ASML ANNUAL REPORT 2013	3

11	From January 1, 2011, we value our net bookings and systems backlog at system sales value including factory options. Before January 1, 2011, we valued net bookings and systems backlog at full order value (i.e. including factory options, field options and services). The comparative figures for prior periods have not been adjusted because the impact on the comparative figures is insignificant (approximately EUR 20.0 million negative impact on backlog value as of December 31, 2010).
12	Closing ASML share price on NYSE Euronext Amsterdam of the relevant year (source: Bloomberg Finance LP).
13	Volatility represents the variability in our share price on NYSE Euronext Amsterdam as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).
14	Closing ASML share price on NASDAQ of the relevant year (source: Bloomberg Finance LP).
15	Volatility represents the variability in our share price on NASDAQ as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).
16	Subject to approval of the AGM to be held on April 23, 2014.
17	The exchange rate used to convert the proposed dividend per ordinary share is the exchange rate at February 5, 2014.

ASML ANNUAL REPORT 2013	4

Exchange Rate Information

We publish our Financial Statements in euro. A portion of our net sales and costs is, and historically has been, denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. “Operating Results – Foreign Exchange Management”.

The following are the Noon Buying Rates certified by the Federal Reserve Bank for customs purposes, expressed in U.S. dollars per euro.

Calendar year	2014 (through January 31, 2014)	2013	2012	2011	2010	2009

Period End	1.35	1.38	1.32	1.30	1.33	1.43
Period Average [1]	1.35	1.33	1.29	1.40	1.33	1.39
Period High	1.37	1.38	1.35	1.49	1.45	1.51
Period Low	1.35	1.28	1.21	1.29	1.20	1.25

1	The average of the Noon Buying Rates on the last business day of each month during the period presented.

Months of	January 2014	December 2013	November 2013	October 2013	September 2013	August 2013

Period High	1.37	1.38	1.36	1.38	1.35	1.34
Period Low	1.35	1.36	1.34	1.35	1.31	1.32

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

ASML ANNUAL REPORT 2013	5

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve positive net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product and service demand, we may also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on sales prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.

The ongoing financial crises that have affected the international banking system and global financial markets since 2008 have been in many respects unprecedented. Concerns persist over the debt burden of certain Eurozone countries and their ability to meet future obligations, the overall stability of the euro, and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These potential developments or market perceptions concerning these and related issues, remaining concerns over the effect of this financial crisis on financial institutions in Europe and globally, and the instability of the financial markets and the global economy in general could result in a number of follow-on effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays, (ii) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (iii) other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead-time to successfully complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost sales, damage to customer relationships and we may lose market share.

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

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our R&D programs and the timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as EUV, Immersion and holistic lithography. If we are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products or for any other reason, we may not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2013	6

The success of EUV remains particularly dependent on light source availability and continuing related technical advances by us and our suppliers, as well as infrastructure developments in masks and photoresists, without which EUV tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. A delay in the developments of these tools could discourage or result in much slower adoption of this technology. If the technologies that we pursue to assist our customers in producing smaller and more efficient chips, are not as effective as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on lithography, this may adversely affect our business, financial condition and results of operations.

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

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview – Intellectual Property”, Note 11 and Note 19 to the Financial Statements.

We compete primarily with Nikon and to a lesser degree with Canon. Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins which could have a material adverse effect on our business, financial condition and results of operations.

In addition to competitors in lithography, we may face competition with respect to alternative technologies for the non- critical layers or for all layers. If we fail to keep pace with Moore’s law, which postulates that the number of transistors on a chip doubles approximately every 18 to 24 months at equivalent marginal costs, or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.

Also, in the future the IC industry may not find it economically feasible to maintain the pace of Moore’s law through the use of lithography systems, which could result in our customers choosing other solutions than lithography for IC manufacturing. If the pace of Moore’s law is not maintained, this could also result in the IC industry utilizing fewer leading technology systems, which could result in lower sales and margins.

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

The number of lithography systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is our single supplier of lenses, collectors and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview – Manufacturing, Logistics and Suppliers”. In addition to Zeiss’ current position, the CO2 lasers used in our third-generation (NXE:3300B) EUV systems are available from only a limited number of suppliers.

ASML ANNUAL REPORT 2013	7

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

A High Percentage of Net Sales Is Derived from a Few Customers

Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2013, recognized sales to our largest customer accounted for EUR 2,058.6 million, or 39.2 percent of net sales, compared with EUR 1,236.1 million, or 26.1 percent of net sales, in 2012. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for EUR 861.4 million, or 73.3 percent of accounts receivable and finance receivables at December 31, 2013, compared with EUR 535.1 million, or 58.9 percent at December 31, 2012. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Systems

We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (157 units in 2013 and 170 units in 2012), with an ASP per system in 2013 of EUR 25.4 million (EUR 27.4 million for new systems and EUR 6.9 million for used systems) and an ASP per system in 2012 of EUR 22.4 million (EUR 24.8 million for new systems and EUR 7.6 million for used systems). As a result, the timing of recognition of revenue for a particular reporting period from a small number of system sales may have a material adverse effect on our business, financial condition and results of operations in that period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	A downturn in the highly cyclical semiconductor industry;
•	Unanticipated shipment rescheduling;
•	Cancellation or order push-back by customers;
•	Unexpected manufacturing difficulties; or
•	Delays in deliveries by suppliers

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our results of operations for that period. In particular, our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future for the reasons discussed above.

The Pace of Introduction of Our New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays and by Significant Costs

The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with each new generation of our products as a result of increasing technological complexity. In particular, the development of an EUV volume production system is dependent on, and subject to the successful implementation of, technology related to the light source and other technologies specific to EUV. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

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

ASML ANNUAL REPORT 2013	8

As Lithography Technologies become More Complex, our R&D Programs become More Risky and More Expensive

Our lithography systems have become increasingly complex, and accordingly, the costs to develop new products and technologies have increased, and we expect such costs to continue to increase. This increase in costs requires us to continue obtaining sufficient funding for our R&D programs. For example, we obtained funding for our 450mm and EUV R&D programs through the CCIP. We may however, be unable to obtain this type of funding from customers in the future, in which case we may be unable to fund R&D investments necessary to maintain our technological leadership. The increasing cost of R&D programs for new technologies also increases the risk that a new product or technology may not be successful, which could result in significant costs not being recovered.

Furthermore, as the innovation cycle becomes more complex, developing new technology requires increased R&D investments by our suppliers in order to meet the technology demands of us and our customers. Our suppliers may not have, or may not be willing to invest, the resources necessary to continue the development of the new technologies to the extent such investments are necessary, which may result in our contributing funds to such R&D programs or limiting the R&D programs we undertake.

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

From late 2001 through 2004, ASML was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML. Beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products found to infringe valid and enforceable patents.

ASML ANNUAL REPORT 2013	9

We Are Subject to Risks in Our International Operations

The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those regions:

•	Potentially adverse tax consequences;
•	Unfavorable political or economic environments;
•	Unexpected legal or regulatory changes;
•	An inability to effectively protect intellectual property; and
•	Adverse effects of foreign currency fluctuations.

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

In particular, 42.4 percent of our 2013 net sales and 31.3 percent of our 2012 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

In addition, the installation and servicing of our products requires us to travel to our customers premises. Natural disasters could affect our ability to do so. For example, the Japanese earthquake in 2011 resulted in the disruption of our installation and servicing of systems for our customers in Japan. Natural disasters in areas where our customers are located could prevent or disrupt the installation or servicing of our systems.

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both in the United States, in Pyongtaek-City, South-Korea and in Linkou, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if such capacity was available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our key suppliers, including Zeiss, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.

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

Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations

We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro, as we incur manufacturing costs for our systems predominantly in euros while portions of our net sales and cost of sales are denominated in U.S. dollars and Japanese yen.

In addition, a portion of our assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our Financial Statements are expressed in euros. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the euro and such other currencies. In general, our customers generally run their businesses in U.S. dollars and therefore a weakening of the U.S. dollar against the euro might impact the ability or desire of our customers to purchase our products.

ASML ANNUAL REPORT 2013	10

Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

Changes in currency exchange rates also affect the carrying value of assets on our Consolidated Balance Sheets, which depending on the balance sheet classification of the relevant asset, can result in losses on our Consolidated Balance Sheets. In particular, the Cymer acquisition has significantly increased our U.S. dollar denominated assets, and as a result, we are more exposed to fluctuations in the U.S. dollar.

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

In May 2013, we acquired all of the outstanding shares of Cymer, a light source supplier. We expect that the acquisition of Cymer will make EUV technology more efficient, prevent additional delays in the introduction of EUV technology, and simplify the supply chain of EUV modules. However, achieving the benefits of the acquisition will depend in part on the integration of our operations and employees with those of Cymer in a timely and efficient manner, and if we fail to do so, this may result in a delay in the development of EUV. There can be no assurance that Cymer will be successfully integrated in our business or that any of the anticipated benefits will be realized. Even if we are able to successfully integrate Cymer, there is no assurance that this transaction will result in successful development of our EUV technology.

In addition, in connection with acquisitions, anti-trust regulators may impose conditions on us, including requirements to divest assets or other conditions that could make it difficult for us to integrate the businesses that we acquire. For example, in connection with the Cymer Acquisition we have agreed to maintain Cymer Light Sources as a stand-alone business which will make it more difficult to integrate Cymer Light Sources into our business operations.

Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees

Our business and future success significantly depend upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The R&D programs associated with the commitments made under the NRE funding arrangements signed in relation to the CCIP, require a significant number of qualified employees. If we are unable to attract sufficient numbers of qualified employees, this could affect our ability to conduct our research programs on a timely basis, which could adversely affect our business, financial condition and results of operations.

In addition, the increasing complexity of our products results in a longer learning-curve for new and existing employees and suppliers leading to an inability to decrease cycle times and may result in the incurrence of significant additional costs, which could adversely affect our business, financial condition and results of operations.

See Item 4.B. “Business Overview – Customer Co-Investment Program”.

ASML ANNUAL REPORT 2013	11

Risks Related to Our Ordinary Shares

We May Not Declare Cash Dividends at All or in Any Particular Amounts in Any Given Year

We aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the Board of Management may decide to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on our share price.

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

See Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association”.

Participating Customers in our Customer Co-Investment Program Together Own a Significant Amount of our Ordinary Shares

In the CCIP, the Participating Customers, through certain wholly-owned subsidiaries, acquired 15 percent, 5 percent and 3 percent, of our then outstanding shares, respectively (after giving effect to our Synthetic Share Buyback conducted in November 2012).

The interests of the Participating Customers may not always coincide with the interests of other holders of our shares. The shares acquired by the Participating Customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the participating customers may only vote those shares in General Meetings in exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, the approval of a significant change in the identity or nature of ASML or its business, any amendment to ASML’s Articles of Association that would materially affect the specific voting rights of the Participating Customers or that would cause a significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business. When such exceptional circumstances occur, the Participating Customers, and in particular Intel (due to the percentage of our shares that Intel owns), will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.

The Participating Customers have also agreed that they will not, without our prior written consent, transfer any of the ordinary shares they acquired in the CCIP (or depositary receipts representing those shares) until two years and six months after the date they acquired such shares (September 12, 2012 for Intel and Samsung; October 31, 2012 for TSMC). Upon expiry of such period, the ordinary shares held by Participating Customers are freely transferable, subject to orderly market arrangements and certain other restrictions. Any sales of significant amounts of shares by Participating Customers in the CCIP could have a negative effect on our share price.

See Item 4.B. “Business Overview – Customer Co-Investment Program”.

ASML ANNUAL REPORT 2013	12

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

From time to time, we pursue acquisitions of businesses that we believe will complement or enhance our core lithography business: the acquisition of MaskTools (business unit of MicroUnity Systems Engineering, Inc.) in 1999, Silicon Valley Group, Inc. in 2001, Brion Technologies, Inc. in 2007 and the acquisition of Wijdeven Motion Holding B.V. and Wijdeven Motion B.V. in 2012. On May 30, 2013, we completed the acquisition of Cymer, Inc. a San Diego, California, the United States based light source supplier. See Note 2 to our Financial Statements for more information on the acquisition of Cymer.

Capital Expenditures and Divestures

Our capital expenditures (purchases of property, plant and equipment) for 2013, 2012 and 2011 amounted to EUR 210.8 million, EUR 171.9 million and EUR 300.9 million, respectively. Our capital expenditures in these years mainly related to (i) the construction of our production facilities in Veldhoven, the Netherlands, for our latest technologies such as EUV and Immersion platform, (ii) information technology investments, and (iii) machinery and equipment for our facilities. Capital expenditures are primarily financed through cash provided by operating activities. See item 4.D. “Business Overview – Property, Plant and Equipment” for our expected capital expenditures in 2014.

Divestures, mainly consisting of machinery and equipment, amounted to EUR 2.8 million for 2013, EUR 2.3 million for 2012 and EUR 3.4 million for 2011. See Consolidated Statements of Cash Flows to our Financial Statements.

B. Business Overview

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2013, we employed 10,360 payroll employees (2012: 8,497) and 2,865 temporary employees (2012: 2,139), measured in FTEs. ASML is traded on NYSE Euronext Amsterdam and NASDAQ under the symbol ASML.

Our Business Model

Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•

Offering ongoing improvements in throughput, imaging and overlay by introducing advanced technology based modular platforms, advanced applications and holistic lithography solutions outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	Providing customer services that ensure rapid, efficient installation, superior support and training to optimize manufacturing processes of our customers;
•	Maintaining appropriate levels of R&D to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date enhancing/following Moore’s law;
•	Enhancing the capabilities of the installed base of our customers through ongoing field upgrades of throughput, imaging and overlay, based on further technology developments;
•	Reducing the cycle time between a customer’s order of a system and the use of that system in volume production;
•	Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies;
•	Improving the reliability and uptime of our installed system base; and
•	Providing refurbishing services that effectively increase residual value by extending the life of equipment.

ASML ANNUAL REPORT 2013	13

Market and Technology Overview

The chip-making business is focused on “shrink” or reducing the size of chip designs as a driver of cost reduction and increased functionality. The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continuous reduction of the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost ICs, capable of performing a greater number of functions at higher throughput levels and with reduced power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variation, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Lithography is used to print complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

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

Customer Roadmaps

The four major customer sectors to which we sell our products are Integrated Device Manufacturers (“IDM”) and Foundries (together “Logic”), NAND-Flash memory and DRAM memory chipmakers (together “Memory”).

Supported by their technology roadmaps, IC manufacturers continue to show interest in shrinking resolution as a means to lower manufacturing costs per unit or adding value through more functional integration. We believe that the leading IC manufacturers have plans to migrate their production capabilities in the foreseeable future to imaging at a resolution beyond 10 nm, for which they will require state-of-the-art lithography equipment.

Products

We develop lithography systems and related products for the semiconductor industry and related patterning applications. Our product development strategy focuses on the development of product families based on a modular, upgradeable design.

Our older PAS 2500 and PAS 5000 lithography systems, which we no longer manufacture but continue to refurbish, are used with g-line and i-line light sources for processing wafers up to 150 mm in diameter and are employed in manufacturing environments and in special applications for which design resolutions of 0.5 microns and above are required.

Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter and are employed in volume manufacturing to achieve design nodes requiring imaging at a resolution down to 90 nm.

We offer TWINSCAN systems, equipped with i-line, KrF and ArF light sources for processing wafers up to 300 mm in diameter for manufacturing environments for which imaging at a resolution down to 38 nm are required. The modular upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design TWINSCAN. Introduced in 2000, the TWINSCAN platform, is the basis for our current and next-generation Step-and Scan systems, which are capable of extending shrink technology down to 38 nm and beyond with multiple patterning techniques.

We are one of the world’s leaders (measured in revenues) in the innovation of immersion technologies and we were the world’s first producer of dual-stage design TWINSCAN systems. With a TWINSCAN system, wafer measurement, including focus and alignment, is completed on the dry stage, while the imaging process, using water applied between the wafer and the lens, is completed on the wet stage. The dual-stage advantage of TWINSCAN immersion systems enables our customers to benefit from the process enhancements of immersion while continuing to use familiar and proven metrology technology.

ASML ANNUAL REPORT 2013	14

Furthermore, we continuously develop and sell a range of product options and enhancements designed to increase productivity and improve imaging and overlay to optimize value of ownership over the entire life of our systems.

NXE is based on a new platform utilizing the concepts of the NXT platform. NXE extends the industry proven modularity of our NXT, with new innovative technologies to support EUV imaging in several system critical areas, including the EUV light source, the reflective mirror optical system and all encompassed within a vacuum system. NXE is targeted for production of ICs down to 13 nm and beyond. It is equipped with EUV light source technology, based upon tin plasma, producing light at a wavelength of 13.5 nm. In addition, the NXE system has an innovative optical technology utilizing reflective mirrors rather than the traditional refractive optics with a NA of 0.25 – 0.33. The light in NXE operates in a vacuum environment, through the entire optical train to wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide our customers a roadmap for future shrink, and we expect it to become the predominant lithography technology for the coming years. The success of EUV remains particularly dependent on light source (laser) availability and on maintaining EUV-related technical advances by us and our suppliers, as well as infrastructure developments in masks and photoresists. In order to accelerate the availability and integration of the light source for EUV in 2013 we acquired Cymer, the industry leading supplier of laser light sources for lithography applications.

Product Development

Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing, we call this approach “holistic lithography”. We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

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

We have been developing YieldStar for overlay and CD measurements by using scatterometry technology. YieldStar scatterometry provides high overlay and low cost wafer metrology data that can be used for further improving the NXT/ NXE performance.

In 2012, ASML began shipment of the third generation YieldStar Metrology system, the S200C, which featured higher throughput and measurement overlay to support tighter on product wafer overlay and focus control performance of the NXT:19X0 systems. In 2013, we completed shipment of our 100th YieldStar metrology system.

We have developed different immersion systems for different customer needs. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called DPT which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology. In 2013, we shipped our first five NXT:1970Ci systems, which offer overlay below 20 nm, focus control of less than 20 nm and throughput of more than 250 wafers per hour. Approximately 250 NXT:1950i and NXT:1960Bi systems are currently in use by our customers, which are field-upgradeable to the same performance level as our NXT:1970Ci system.

In 2010, we achieved a major milestone with EUV lithography when we shipped our first NXE:3100. The NXE:3100 combined a wavelength of 13.5 nm and an optical system with a NA of 0.25 to provide imaging at a resolution of 27 nm. Through 2013, our NXE:3100 pre-production systems exposed a cumulative total of more than 44,000 wafers at customers sites, enabling successful recipe developments for the sub 14 nm Logic and 22 nm DRAM nodes.

ASML ANNUAL REPORT 2013	15

The successor of the NXE:3100, the NXE:3300B combines a wavelength of 13.5 nm and an optical system with a NA of 0.33 to provide imaging at a resolution of 22 nm. The enhancements of the NXE:3300B enable the improved performance, in the same manner that upgrades to the NXT platform improve its productivity. In 2013, the first of our third-generation EUV scanners has been recognized in sales. As per year end 2013, the second and third NXE:3300B systems are being installed at customer sites.

ASML Lithography Product Portfolio of Step & Scan Systems

System	Resolution	Wavelength	Light source	Numerical aperture

PAS 5500 SYSTEMS[1,2]
PAS 5500/4X0	280 nm	365 nm	i-line	0.48-0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50-0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55-0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50-0.75

TWINSCAN SYSTEMS[2]
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:450	220 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:8X0	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:1000	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1450	65 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1700 immersion	45 nm	193 nm	ArF	0.75-1.20
TWINSCAN XT:1900 immersion	40 nm	193 nm	ArF	0.85-1.35
TWINSCAN XT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35
TWINSCAN NXT:19X0 immersion	38 nm	193 nm	ArF	0.85-1.35

EUV
NXE:3100	27 nm	13.5 nm	EUV	0.25
NXE:3300B	22 nm	13.5 nm	EUV	0.33

1	This table does not include older (including used) products sold on the PAS 2500, PAS 5000 and PAS 5500 platforms or system enhancements on steppers and scanners and other products (e.g. YieldStar or computational lithography products).
2	The X in the product number represents different models in the product portfolio within the same resolution. For example, XT:8X0 can either represent XT:800 or XT:850.

Sales, Customer Support and Customers

We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our sources and systems at customer sites. We also offer refurbished and remanufactured tools, system upgrades and enhancements, and technical training.

We market and sell our products through our direct sales force.

Our field sales, field engineers and applications, service and technical support specialists are located throughout Asia, the United States and Europe. We have established ACE in Taiwan, Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long-term growth. ACE features customer support and training, logistics, refurbishment, technology, application development and also produces all YieldStar systems. ACE also enables sourcing of selected equipment modules, components and services in the region. Finally, ACE is also used as a training center to develop worldwide talent for our workforce.

Furthermore, as a consequence of the acquisition of Cymer, we are now able to offer our customers OnPulse contracts. These contracts offer a comprehensive approach to enhancing light source productivity, offering our customers predictable light source running costs that scale directly with pulse utilization. We provide our OnPulse contract customers on-site support from certified service engineers and continuous real-time light source monitoring. Replacement parts and support are covered under the OnPulse contract, which facilitates cost savings for our customers as well as simplified order and asset management. We believe that our OnPulse contracts offer our customers many compelling benefits, and this product has been well-received by our customers.

Customers and Geographic Regions

In 2013, net sales to our largest customer accounted for EUR 2,058.6 million, or 39.2 percent, of net sales (2012: EUR 1,236.1 million, or 26.1 percent, of net sales; 2011: EUR 1,311.7 million or 23.2 percent, of net sales). We expect that the sales to a limited number of customers will continue to account for a high percentage of our net sales in any particular period for the foreseeable future.

In 2013, we derived 82.5 percent of net sales from Asia, 13.7 percent from the United States and 3.8 percent from Europe (2012: Asia: 70.7 percent; US: 23.9 percent and Europe: 5.4 percent; 2011: Asia: 66.5 percent; US: 24.6 percent and Europe: 8.9 percent). See Note 21 to our Financial Statements.

ASML ANNUAL REPORT 2013	16

Manufacturing, Logistics and Suppliers

Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems and sources, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning/testing of a complete system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities (subassembly, final assembly and system fine tuning/testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both the United States, in Pyongtaek, South Korea and in Linkou, Taiwan. We procure stepper, source and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing”, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

Our value sourcing strategy is based on the following strategic principles:

•	Maintaining long-term relationships with our suppliers;
•	Sharing risks and rewards with our suppliers;
•	Dual sourcing of knowledge, globally, together with our suppliers; and
•	Single sourcing of products, where possible or required.

Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology and total costs.

Zeiss is our single supplier of lenses, collectors and other critical optical components. In 2013, 27.4 percent of our aggregate cost of sales was purchased from Zeiss (2012: 28.0 percent; 2011: 28.7 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for our systems and of collectors for our EUV sources. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems we are able to produce may be limited by the capacity of Zeiss to provide us with lenses, collectors and other critical optical components. In 2013 our production was not limited by the deliveries from Zeiss.

Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and subsequent years. These agreements define a framework in all areas of our business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

Pursuant to these agreements, ASML and Zeiss have agreed to continue their strategic alliance until either party provides at least three years notice of its intent to terminate.

In addition to Zeiss, we also rely on other outside vendors for the components and subassemblies used in our systems and light sources, each of which is obtained from a limited number of suppliers.

See Item 3.D. “Risk Factors – The Number of Systems We Can Produce is Limited by Our Dependence on a Limited Number of Suppliers of Key Components”.

We have a flexible labor model with a mix of fixed and flexible contracted labor in our manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. Furthermore in other facilities outside the Netherlands, the applicable local labor laws and regulations provide sufficient flexibility. Both models reinforce our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for our customers.

ASML ANNUAL REPORT 2013	17

Research and Development

The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. We believe that continued and timely development and introduction of new and enhanced systems are essential for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to R&D programs, and we expect to continue to allocate significant resources to these efforts. In addition, we have established sophisticated development centers in Veldhoven, the Netherlands, in Wilton, Connecticut, in San Diego, California, both in the United States, in Pyongtaek-City, South-Korea and in Linkou, Taiwan. We are also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components. During 2013, together with imec (an independent research partner), we announced the establishment of an advanced patterning center located at the imec campus in Leuven, Belgium. Together we plan to tackle upcoming scaling challenges due to the chip industry’s move towards single digit nanometer dimensions. Furthermore we plan to establish an Institute for Nanolithography in Amsterdam together with FOM/NWO and UvA/VU. This institute will conduct fundamental and applied research in areas that are key to unlocking innovation in the global semiconductor industry.

We apply for subsidy payments in connection with specific development projects under programs sponsored by the Dutch government, the European Union and the Taiwanese government. These direct government grants are designed to stimulate high-risk research for the medium and long term future. R&D costs include credits for an amount of EUR 16.0 million, EUR 17.9 million and EUR 25.1 million in 2013, 2012 and 2011 respectively. R&D credits relate to worldwide (inter-)governmental funding for certain strategic development programs. The decrease in R&D credits is the result of a change in government programs from subsidy payments to fiscal incentives. These incentives lead to tax deductions in mainly Dutch and United States tax jurisdictions.

Our R&D efforts have led to immersion technology. Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers.

We have developed different immersion systems for different customer needs. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called DPT which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology. In 2013, we shipped our first five NXT:1970Ci systems, which offer overlay below 2 nm, focus control of less than 20 nm and throughput of more than 250 wafers per hour. Approximately 250 NXT:1950i and NXT:1960Bi systems are currently in use by our customers, which are field-upgradeable to the same performance level as our NXT:1970Ci system.

In 2010, we achieved a major milestone with EUV lithography when we shipped our first NXE:3100. The NXE:3100 combined a wavelength of 13.5 nm and an optical system with a NA of 0.25 to provide imaging at a resolution of 27 nm. Through 2013, our NXE:3100 pre-production systems exposed a cumulative total of more than 44,000 wafers at customers sites, enabling successful recipe developments for the sub 14 nm Logic and 22 nm DRAM nodes.

The successor of the NXE:3100, the NXE:3300B combines a wavelength of 13.5 nm and an optical system with a NA of 0.33 to provide imaging at a resolution of 22 nm. The enhancements of the NXE:3300B enable the improved performance, in the same manner that upgrades to the NXT platform improve its productivity. In 2013, the first of our third-generation EUV scanners has been recognized in sales. As per year end 2013, the second and third NXE:3300B systems are being installed at customer sites.

Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing, we call this approach “holistic lithography”. We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

ASML ANNUAL REPORT 2013	18

Customer Co-Investment Program

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program creates risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the CCIP consist of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into NRE Funding Agreements with the Participating Customers.

See Item 5.A. “Operating Results – Results of Operations 2013 Compared with 2012, Other Income”.

In addition, the Participating Customers also agreed to invest in ordinary shares equal to an aggregate for all Participating Customers of 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012) with the proceeds of the share issuance, EUR 3.85 billion, being returned to the holders of ordinary shares (excluding the Participating Customers) through a Synthetic Share Buyback, executed in November 2012.

See Item 10.C. “Material Contracts – Customer Co-Investment Program”.

Development 450mm silicon wafer technology

In November 2013, following our customers’ decision, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm. Since 450mm requires both generic developments and wafer size-specific developments, many of our employees involved in the 450mm project are doing work that is just as relevant for future DUV and EUV platforms. The teams and people have therefore been reassigned to different projects.

Under our CCIP, we are party to a 450mm NRE Funding Agreement with Intel for a total NRE funding commitment of EUR 553 million. We are currently in discussions with Intel to determine appropriate projects to which to apply the 450mm NRE funding.

Under the CCIP, we are also party to EUV NRE agreements with Intel (total funding of EUR 276 million), TSMC (total funding of EUR 276 million) and Samsung (total funding of EUR 276 million), all of which funding is being used for EUV projects.

Intellectual Property

We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by or for us, alternatively, to have license rights in place with respect to such technology.

In 2004, the Nikon Cross-License Agreement was signed. The license period for certain patents subject to the Nikon Cross-License Agreement, which were not perpetually licensed, ended on December 31, 2009. Pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, during the Cross-License Transition Period, not to bring suit for claims related to infringement of patents issued and not perpetually licensed. Beginning on January 1, 2015 the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products found to infringe valid and enforceable patents.

In 2007, ASML and Canon signed the Canon Cross-License Agreement, used to manufacture ICs. The Canon Cross-License Agreement ends on December 31, 2016.

See Item 3.D. “Risk Factors – Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business” and “Risk Factors – Defending Against Intellectual Property Claims Brought by Others Could Harm Our Business.”

ASML ANNUAL REPORT 2013	19

Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;
•	The value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;
•	The exchange rate of the euro particularly against the Japanese yen which results in varying prices and margins;
•	The strength and breadth of our portfolio of patents and other intellectual property rights; and
•	Our customers’ desire to obtain lithography equipment from more than one supplier.

We believe that the market for lithography systems and the investments required to be a significant competitor in this market segment has resulted in increased competition for market share through the aggressive prosecution of patents. Our competitiveness will increasingly depend upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis.

Government Regulation

Our business is subject to direct and indirect regulations in each of the countries in which our customers or we do business. As a result, changes in various types of regulations could affect our business adversely. The implementation of new technological, safety or legal requirements could impact our products, or our manufacturing or distribution processes, and could affect the timing of product introductions, the cost of our production, and products as well as their commercial success. Moreover, environmental and other regulations that adversely affect the pricing of our products could adversely affect our financial condition and our results of operations. The impact of these changes in regulation could adversely affect our business even where the specific regulations do not directly apply to us or to our products.

C. Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are ASML Netherlands B.V., ASML Systems B.V., ASML Hong Kong Limited and ASML US Inc.

See Exhibit 8.1 for a list of our main subsidiaries.

D. Property, Plant and Equipment

We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of production facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, in San Diego, California, both in the United States, in Pyongtaek-City, South-Korea and in Linkou, Taiwan. The book value of land, buildings and constructions owned amounted to EUR 797.5 million as of December 31, 2013 compared with EUR 659.8 million as of December 31, 2012. See Note 12 to our Financial Statements.

Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2014 will be about EUR 480 million (2013: EUR 210.8 million). These expenditures will mainly consist of investments used for the further expansion of our EUV production facilities enabling us to meet future demand for EUV systems and of investments in our other strategic programs (e.g. Immersion). We expect to finance these capital expenditures through cash generated by operations and cash and cash equivalents, as well as NRE funding.

Facilities in Europe

Our headquarters, main manufacturing facilities, applications laboratory and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 65 thousand square meter of office space and 42 thousand square meters of buildings used for manufacturing and R&D activities and 24 thousand square meters of warehouses. Our facilities in Veldhoven, the Netherlands are partly owned and partly leased through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven, the Netherlands, are financed through a special purpose vehicle that is a VIE. We also lease several sales and service facilities at locations across Europe.

Facilities in the United States

Our United States head office is located in a 5 thousand square meter office building in Chandler, Arizona. We maintain lithography research, development and manufacturing operations in a 28 thousand square meter facility in Wilton, Connecticut, and a 5 thousand square meter facility in Santa Clara, California. As a result of the acquisition of Cymer, we acquired various facilities, mainly located in San Diego, California. Cymer’s San Diego facilities include 44 thousand square meters of buildings used for manufacturing, R&D activities, warehousing and office space.

ASML ANNUAL REPORT 2013	20

Facilities in Asia

Our Asian headquarters is located in a 425 square meter office space in Hong Kong, The People’s Republic of China. In addition, our ACE facility in Linkou, Taiwan comprises clean room (approximately 3 thousand square meters) and office space (approximately 6 thousand square meters). The ACE facility supports customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics and refurbishment. ACE also enables local sourcing of equipment, components, services and will produce all YieldStar systems. Our facility in Korea comprises a clean room (approximately 700 square meters) and office space (approximately 6 thousand square meters). The purpose of this facility is to support a closer working relationship with our customers in Korea. We also lease and own several sales, service and training facilities at locations across Asia. As a result of the Cymer acquisition we acquired a manufacturing facility in Pyongtaek-city, South Korea of 3 thousand square meters mainly used for refurbishment activities of light sources. Additionally, Cymer leases various smaller locations across Asia which are mainly used for local sales and service activities.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

In the Executive Summary as included below, we provide an update of the Semiconductor Equipment Industry, followed by a discussion of our Business Strategy and an explanation of our Operating Results and Liquidity and Capital Resources. All information disclosed in this section is provided as a supplement to, and should be read in conjunction with, our Financial Statements and the accompanying Notes to the Consolidated Financial Statements included in Item 18 “Financial Statements”.

Executive Summary

Introduction

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2013, we employed 10,360 payroll employees (2012: 8,497) and 2,865 temporary employees (2012: 2,139), measured in FTEs. ASML is traded on NYSE Euronext Amsterdam and NASDAQ under the symbol ASML.

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

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few suppliers: ASML, Nikon, and (to a lesser degree) Canon. In 2013, ASML was one of the world’s leading providers of lithography equipment (measured in revenues based upon Gartner Dataquest fourth quarter 2013 report).

ASML ANNUAL REPORT 2013	21

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2013, is set out in the following table:

Year ended December 31	2013	[1]	2012	[2]	2011	[2]	2010	[2]	2009	[2]	2008 [2]

Total units shipped	238		251		376		304		128		344
Total value (in millions USD)	5,641		6,002		8,225		6,416		2,485		5,388

1	Historical data and full-year 2013 estimates as reported by Gartner Dataquest in its fourth quarter 2013 report.
2	Historical data are based on figures as included in the Gartner Dataquest fourth quarter 201 3 report. Where appropriate, the estimates as included in the Gartner Dataquest reports in prior years have been updated based on this fourth quarter 2013 report.

For the year 2013, the latest indications of independent market analysts show a decrease in total lithography equipment shipped to the market by the industry of 5.2 percent in unit volume and 6.0 percent in value. In 2013, the value of our net systems sales increased by 5.0 percent compared to 2012.

Business Strategy

General

The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2013, chip makers routinely produced electronic chip features with geometries of 28 nm, compared to typical geometries of 10,000 nm in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as “Moore’s Law”. Moore’s Law has resulted in our information society with fast wired and wireless communications built on affordable chips. Moore’s Law also has an impact on the energy usage of chips. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to contain the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by semiconductors has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

Smarter, smaller and more energy-efficient chips are made with increasingly sophisticated lithography systems produced by ASML. Lithography systems are crucial to the roadmaps of chipmakers to make smaller transistors on chips. Our business strategy is based on maintaining and further developing our position as a technology leader in semiconductor lithography. When executed, this strategy results in the delivery of lithography systems which enable customers to produce the highest performance and lowest cost chips. The superior value of ownership offered to customers as a result of our strategy also maximizes our own financial performance, aligning the interests of ASML and our customers.

Corporate Responsibility

Corporate Responsibility Strategy: Our customers want lithography systems that produce more chips faster, using less energy and fewer natural resources, at a similar cost. Customers also want us, as their supplier, to operate according to the highest environmental, social and governance standards. ASML’s corporate responsibility strategy is based on and fully aligned to our business strategy, aimed at maintaining and further developing our position as a technology leader in the semiconductor industry.

In 2013, we performed a comprehensive and structured materiality assessment in order to identify the non-financial themes that are most relevant to our stakeholders and for our sustained long-term business success.

Most of the material themes identified are already included in our strategy and high on our priority list. We identified eight material non-financial themes validated by the CRSB:

•	Innovation;
•	Knowledge & intellectual property management;
•	Sustainable relationship with our suppliers;
•	Sustainable relationship with our customers;
•	Product stewardship;
•	Talent management;
•	Training & development; and
•	Sustainable relationship with our employees.

ASML ANNUAL REPORT 2013	22

In addition, we recognize that there are certain other themes on which our stakeholders expect us to act as a responsible corporate citizen. These themes have been labeled as responsible business themes. The outcome of the materiality assessment will be used in 2014 to refocus our corporate responsibility strategy.

Corporate Responsibility Governance: Corporate responsibility is driven by the Executive Vice President Operations and Order Fulfillment Process, Frederic J.M. Schneider-Maunoury, who chairs the CRSB, which supervises the execution of our corporate responsibility strategy. The CRSB is made up of senior management representatives from all sectors within ASML. It is the mission of the CRSB to monitor the realization of our corporate responsibility targets and KPIs, and to review and approve related policy changes and improvement activities. The CRSB met four times in 2013. The meetings focused on reviewing the progress of ASML’s non-financial performance indicators with respect to our corporate responsibility targets, KPIs and projects.

The Corporate Risk & Assurance department coordinates the day-to-day implementation of the corporate responsibility strategy, policies and improvement activities, while business owners have the operational responsibility to implement the corporate responsibility policies.

Customer Focus

Ensuring customers are served with the right products at the right time and supported by excellent service, is key to our commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest levels of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership.

Customer satisfaction is a critical objective of ASML. We have account teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2013, all of the top 10 chip makers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers. We expect that customer concentration might increase because of continuing consolidation in the semiconductor manufacturing industry.

In 2013, our satisfaction ratings by customers surpassed every lithography competitor, according to VLSI Research, ASML ranks third in the semiconductor industry equipment suppliers and first among lithography competitors. Our performance has consistently been good: for eleven years in a row we have both ranked among the top 5 semiconductor industry suppliers and our ranking surpassed that of any of our lithography competitors.

Technology Leadership

Our customers need lithography scanners that continuously improve performance in three areas: imaging, throughput and overlay. The image of the electronic chip circuit must be extremely small (currently the smallest features have a size of less than 30 nm), the system must be able to image billions of these features every second and it must be able to do that with extreme precision of just a few nm (one nm is four silicon atoms). To realize and improve this system performance for our customers, ASML needs to deliver the right technology at the right time to meet long- term roadmaps which often extend many years into the future. Therefore, ASML is committed to significant long-term investments in R&D. In 2013, our R&D investments (net of credits) amounted to EUR 882.0 million (2012: EUR 589.1 million; 2011: EUR 590.3 million). A significant part of our R&D-budget was used for R&D jointly developed with our suppliers and technology partners. Furthermore, in 2013, we recognized Other Income in relation to the contributions made by our Participating Customers of EUR 64.4 million.

Our lithography scanners are based on our dual-stage wafer imaging platform, the TWINSCAN system, which we introduced in 2000 and which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest productivity, enabling reduced cost-per-exposure per wafer. Dual-stage lithography also supports the required overlay to position electronic features on the wafer, as it allows for more time to measure the wafer prior to exposure. We are the only lithography manufacturer that enables volume production based on dual-stage systems.

In order to meet the imaging, overlay and throughput demands of our customers, we have focused our R&D investments on three core programs: EUV, Immersion and holistic lithography solutions.

ASML ANNUAL REPORT 2013	23

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers.

We have developed different immersion systems for different customer needs. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called DPT which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology. In 2013, we shipped our first five NXT:1970Ci systems, which offer overlay below 2 nm, focus control of less than 20 nm and throughput of more than 250 wafers per hour. Approximately 250 NXT:1950i and NXT:1960Bi systems are currently in use by our customers, which are field-upgradeable to the same performance level as our NXT:1970Ci system.

In 2010, we achieved a major milestone with EUV lithography when we shipped our first NXE:3100. The NXE:3100 combined a wavelength of 13.5 nm and an optical system with a NA of 0.25 to provide imaging at a resolution of 27 nm. Through 2013, our NXE:3100 pre-production systems exposed a cumulative total of more than 44,000 wafers at customers sites, enabling successful recipe developments for the sub 14 nm Logic and 22 nm DRAM nodes.

The successor of the NXE:3100, the NXE:3300B combines a wavelength of 13.5 nm and an optical system with a NA of 0.33 to provide imaging at a resolution of 22 nm. The enhancements of the NXE:3300B enable the improved performance, in the same manner that upgrades to the NXT platform improve its productivity. In 2013, the first of our third-generation EUV scanners has been recognized in sales. As per year end 2013, the second and third NXE:3300B systems are being installed at customer sites.

On May 30, 2013, we concluded the acquisition of Cymer for a total consideration of EUR 3.1 billion (USD 4.0 billion). See Note 2 to the Financial Statements. We expect that the acquisition of Cymer will help us to achieve our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of, and accelerate the introduction of, EUV technology. This integration work on our NXE:3300B scanners and light sources is progressing steadily. We remain on target to deliver systems with a throughput of 70 wafers per hour in 2014, upgradeable to 125 wafers per hour in 2015.

Furthermore, as a consequence of the acquisition of Cymer, we are now able to offer our customers OnPulse contracts. These contracts offer a comprehensive approach to enhancing light source productivity, offering our customers predictable light source running costs that scale directly with pulse utilization. We provide our OnPulse contract customers on-site support from certified service engineers and continuous real-time light source monitoring. Replacement parts and support are covered under the OnPulse contract, which facilitates cost savings for our customers as well as simplified order and asset management. We believe that our OnPulse contracts offer our customers many compelling benefits, and this product has been well-received by our customers.

Also, we complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers. In 2013, we boosted sales of YieldStar metrology systems to our leading edge customers. These machines generate the data used by our holistic lithography products to control overlay, CD and focus for the most advanced process nodes.

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

ASML ANNUAL REPORT 2013	24

We have a flexible labor model with a mix of fixed and flexible contracted labor in our manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. Furthermore in other facilities outside the Netherlands, the applicable local labor laws and regulations provide sufficient flexibility. Both models reinforce our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for our customers.

In view of the economic volatility of the semiconductor industry, we continue to strive to achieve more efficiencies in our operations by addressing our cost structure and strengthening our capability to generate cash.

ASML Operations Update on Key Performance Indicators

The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

Year ended December 31 (in millions)	2013 EUR	%[1]	2012 EUR	%[1]	2011 EUR	%[1]

Sales
Net sales	5,245.3		4,731.5		5,651.0
Increase (decrease) in net sales (%)	10.9		(16.3)		25.4
Net system sales	3,993.1		3,801.6		4,883.9
Net service and field option sales	1,252.2		929.9		767.1
Sales of systems (in units)	157		170		222
ASP of total system sales	25.4		22.4		22.0
ASP of new system sales	27.4		24.8		24.5
ASP of used system sales	6.9		7.6		3.8
Value of systems backlog excluding EUV [2]	1,953.3		1,214.1		1,732.5
Systems backlog excluding EUV (in units) [2]	56		46		71
ASP of systems backlog excluding EUV [2]	34.9		26.4		24.4
ASP of systems backlog excluding EUV (New) [2]	41.4		29.8		27.9
ASP of systems backlog excluding EUV (Used) [2]	4.7		4.0		3.0
Immersion systems recognized (in units)[3]	77		72		101
NXE systems recognized (in units)[4]	1		1		3
Profitability
Gross profit	2,177.2	41.5	2,005.2	42.4	2,449.4	43.3
Income from operations	1,047.9	20.0	1,156.8	24.4	1,641.2	29.0
Net income	1,015.5	19.4	1,146.3	24.2	1,467.0	26.0
Liquidity
Cash and cash equivalents	2,330.7		1,767.6		2,731.8
Short-term investments	679.9		930.0		-
Operating cash flow	1,054.2		703.5		2,070.4

1	As a percentage of net sales.
2	Our systems backlog and net bookings include only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned.
3	Included in the total number of immersion systems recognized in 201 3 is 4 units of our most advanced immersion technology NXT:1 970Ci systems (2012: nil and 2011: nil)
4	In 2013, the first of our third-generation EUV scanners has been recognized in sales. As per year end 2013, the second and third NXE:3300B systems are being installed at customer sites.

Backlog

We started 2013 with a systems backlog excluding EUV of 46 systems. In 2013, we booked orders for 166 systems excluding EUV, and recognized sales for 156 systems excluding EUV. This resulted in a systems backlog excluding EUV of 56 as of December 31, 2013.

As of December 31, 2013, our systems backlog excluding EUV was valued at EUR 1,953.3 million and includes 56 systems with an ASP of EUR 34.9 million. As of December 31, 2012, the systems backlog excluding EUV was valued at EUR 1,214.1 million and included 46 systems with an ASP of EUR 26.4 million. The ASP of our systems backlog excluding EUV increased in 2013 compared to 2012 as a result of a shift in the mix of systems towards more high-end system types (e.g. NXT:1970Ci).

For discussion on the main key performance indicators indicated above, we refer to Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources”.

ASML ANNUAL REPORT 2013	25

A. Operating Results

Critical Accounting Policies Using Significant Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our Financial Statements, which have been prepared in conformity with US GAAP. The preparation of our Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates. We evaluate our estimates continually and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our Financial Statements.

Revenue Recognition

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Prior to shipment, systems undergo a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all contractual specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as our second- and third-generation EUV systems (NXE:3100 and NXE:3300B), we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 1999 (TWINSCAN) and 2010 (EUV).

We have no significant repurchase commitments in our general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, we resell those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work- in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2013 and 2012, ASML had no repurchase commitments.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. In addition, we offer volume discounts to customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in net sales at time of shipment. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element sales transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Net sales are recognized excluding the taxes levied on sales (net basis).

ASML ANNUAL REPORT 2013	26

In the event of expected losses on executory contracts, we recognize a liability for the amount that the cost of settling the contract exceeds the amount of the contract price. When we satisfy these contracts, we derecognize the related liability.

Multiple Element Arrangements

The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. As of January 1, 2011, we have adopted ASU 2009-13, “Sales Arrangements with Multiple Deliverables” which amended the guidance on arrangements with multiple deliverables in ASC 605-25. The amended standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

Each element in the arrangement is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by us. We consider a deliverable to have stand-alone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, our sales arrangements do not include a general right of return relative to the delivered products. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

The hierarchy of evidence to determine a selling price in ASC 605-25 is as follows:

•	VSOE – the price at which we sell the element in a separate stand-alone transaction;
•	TPE – evidence from us or other companies of the value of a largely interchangeable element in a transaction;
•	BESP – our best estimate of the selling price of an element in the transaction.

To determine the selling price in multiple elements arrangements, we establish VSOE of the selling price for installation, training services and prepaid extended and enhanced (optic) warranty contracts. VSOE for installation is determined based on the prices that we charge for billable labor and materials consumed in comparable services (such as relocating a system to another customer site). VSOE for prepaid extended and enhanced (optic) warranty contracts is determined on the basis of similar products we sell on a standalone basis, such as full service contracts and billable lens swaps, and which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When we are unable to establish the selling price using VSOE or TPE, we use BESP. The objective of using estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and external factors including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies. We review selling prices annually and maintain internal controls over the establishment and updates of these estimates.

Business Combinations

Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred at fair value, the fair value of identifiable assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e., the date at which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.

Evaluation of Long-lived Assets for Impairment

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment annually at the end of the third quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The test is based on a two-step approach for each reporting unit (being an operating segment or one level below an operating segment) in which goodwill has been recorded. First, recoverability is tested by comparing the carrying amount of the reporting unit including goodwill

ASML ANNUAL REPORT 2013	27

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

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with their fair value, being the sum of the related undiscounted future cash flows. Second, if the carrying amount of the other intangible assets and property, plant and equipment is higher than this fair value the assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In determining the fair value of a long-lived asset (other than goodwill), we make estimates about future cash flows. These estimates are based on our financial plan updated with the latest available projection of the semiconductor market conditions and our sales and cost expectations, which are consistent with the plans and estimates that we use to manage our business. We also make estimates and assumptions concerning WACC and future inflation rates. It is possible that actual results may differ from our plans, estimates and assumptions, which may require impairment of certain long-lived assets (other than goodwill). Future adverse changes in market conditions may also require impairment of certain long-lived assets (other than goodwill), which could have a material adverse effect on our financial condition and results of operations.

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

ASML ANNUAL REPORT 2013	28

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

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes, and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Results of Operations 2013 Compared with 2012

The following discussion and analysis of Results of Operations should be viewed in the context of the risks that may interfere with our business objectives, described in Item 3.D. “Risk Factors”.

Set out below our Consolidated Statements of Operations data for the years ended December 31, 2013 and 2012:

Year ended December 31 (in millions)	2013 EUR	2012 EUR

Total net sales	5,245.3	4,731.5
Cost of sales	(3,068.1)	(2,726.3)
Gross profit	2,177.2	2,005.2
Other income	64.4	-
Research and development costs	(882.0)	(589.1)
Selling, general and administrative costs	(311.7)	(259.3)
Income from operations	1,047.9	1,156.8
Interest and other, net	(24.4)	(6.2)
Income before income taxes	1,023.5	1,150.6
Provision for income taxes	(8.0)	(4.3)
Net income	1,015.5	1,146.3

Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2013 and 2012 expressed as a percentage of our total net sales:

Year ended December 31	2013%	2012%

Total net sales	100.0	100.0
Cost of sales	(58.5)	(57.6)
Gross profit	41.5	42.4
Other income	1.2	-
Research and development costs	(16.8)	(12.5)
Selling, general and administrative costs	(5.9)	(5.5)
Income from operations	20.0	24.4
Interest and other, net	(0.5)	(0.1)
Income before income taxes	19.5	24.3
Provision for income taxes	(0.1)	(0.1)
Net income	19.4	24.2

ASML ANNUAL REPORT 2013	29

Net Sales and Gross Profit

The following table shows a summary of net sales, units sold, gross profit and ASP data for the years ended December 31, 2013 and 2012:

Year ended December 31 (in millions EUR, unless otherwise indicated)	2013	2012

Net sales	5,245.3	4,731.5
Net system sales	3,993.1	3,801.6
Net service and field option sales	1,252.2	929.9
Total sales of systems (in units)	157	170
Total sales of new systems (in units)	142	146
Total sales of used systems (in units)	15	24
Gross profit as a percentage of net sales	41.5	42.4
ASP of system sales	25.4	22.4
ASP of new system sales	27.4	24.8
ASP of used system sales	6.9	7.6

Net sales increased by EUR 513.8 million, or 10.9 percent, to EUR 5,245.3 million in 2013 from EUR 4,731.5 million in 2012, mainly driven by the increase in net service and field option sales of EUR 322.3 million, or 34.7 percent to EUR 1,252.2 million in 2013 from EUR 929.9 million in 2012. The increase in net service and field option sales is mainly caused by the expansion of Holistic Lithography through increased sales of integrated metrology and feedback loop technology and by OnPulse revenues as a result of the acquisition of Cymer.

The increase in net system sales of EUR 191.5 million, or 5.0 percent, to EUR 3,993.1 million in 2013 from EUR 3,801.6 million in 2012 is mainly caused by an increased ASP which more than offsets the lower amount of systems sold.

The increase of the ASP of our systems sold can mainly be explained by the ASP of our new systems sold which increased to EUR 27.4 million in 2013 from EUR 24.8 million in 2012, which was the result of a shift in the mix of systems sold towards more high-end system types, NXT:1960Bi and NXT:1970Ci and including one NXE:3300B.

Through 2013, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2013, recognized sales to our largest customer accounted for EUR 2,058.6 million, or 39.2 percent of our net sales. In 2012, recognized sales to our largest customer accounted for EUR 1,236.1 million, or 26.1 percent of our net sales.

Gross profit increased by EUR 172.0 million to EUR 2,177.2 million or 41.5 percent of net sales in 2013 from EUR 2,005.2 million or 42.4 percent of net sales in 2012. Higher gross profit was mainly driven by the increased net system sales. Gross profit as a percentage of net sales in 2013 decreased compared to 2012, mainly due to a 1.6 percent impact from non-cash purchase price accounting adjustments related to the Cymer acquisition.

Other Income

Other income consists of contributions for R&D programs under the NRE funding arrangements from Participating Customers of the CCIP and amounted to EUR 64.4 million for 2013 (2012:nil).

Research and Development Costs

R&D costs (net of credits and excluding contributions under the NRE funding agreements from Participating Customers of the CCIP) increased by EUR 292.9 million, or 49.7 percent, to EUR 882.0 million in 2013 from EUR 589.1 million in 2012. R&D spending mainly increased due the additional investments in EUV source development as a result of the acquisition of Cymer and further investments in our other strategic programs (Immersion and holistic lithography).

Selling, General and Administrative Costs

SG&A costs increased by EUR 52.4 million, or 20.2 percent, to EUR 311.7 million in 2013, from EUR 259.3 million in 2012. The increase was mainly driven by the acquisition and subsequent integration of Cymer and incurred restructuring expenses.

Profitability

Our target is to achieve annual income from operations as percentage of net sales of greater than 20 percent. However in exceptional circumstances, as evidenced by the financial and economic crisis in 2009, we could see periods with income from operations that are substantially below our minimum target level.

ASML ANNUAL REPORT 2013	30

Interest and Other, Net

Interest and other, net increased by EUR 18.2 million to EUR 24.4 million expense in 2013 from EUR 6.2 million expense in 2012. This increase is mainly explained by the loss on the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017 and a lower yield generated on our cash and cash equivalents and short-term investments.

Income Taxes

The effective tax rate increased to 0.8 percent of income before income taxes in 2013 compared to 0.4 percent in 2012. In 2013, the effective tax rate was impacted by the settlement of the favorable pre-existing relationships between Cymer and ASML. This settlement gain is not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate in 2013. In 2012, the effective tax rate was amongst others impacted by a one-time tax benefit resulting from successful conclusion of tax audits. The movement in the liability for unrecognized tax benefits in 2013 is considered to be limited compared to 2012.

Net Income

Net income in 2013 amounted to EUR 1,015.5 million, or 19.4 percent of net sales, representing EUR 2.36 basic net income per ordinary share, compared with net income in 2012 of EUR 1,146.3 million, or 24.2 percent of net sales, representing EUR 2.70 basic net income per ordinary share.

Results of Operations 2012 Compared with 2011

The following discussion and analysis of Results of Operations should be viewed in the context of the risks that may interfere with our business objectives, described in Item 3.D. “Risk Factors”.

Set out below our Consolidated Statements of Operations data for the years ended December 31, 2012 and 2011:

Year ended December 31 (in millions)	2012 EUR	2011 EUR

Total net sales	4,731.5	5,651.0
Cost of sales	(2,726.3)	(3,201.6)
Gross profit	2,005.2	2,449.4
Research and development costs	(589.1)	(590.3)
Selling, general and administrative costs	(259.3)	(217.9)
Income from operations	1,156.8	1,641.2
Interest and other, net	(6.2)	7.4
Income before income taxes	1,150.6	1,648.6
Provision for income taxes	(4.3)	(181.6)
Net income	1,146.3	1,467.0

Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2012 and 2011 expressed as a percentage of our total net sales:

Year ended December 31	2012%	2011%

Total net sales	100.0	100.0
Cost of sales	(57.6)	(56.7)
Gross profit	42.4	43.3
Research and development costs	(12.5)	(10.4)
Selling, general and administrative costs	(5.5)	(3.9)
Income from operations	24.4	29.0
Interest and other, net	(0.1)	0.2
Income before income taxes	24.3	29.2
Provision for income taxes	(0.1)	(3.2)
Net income	24.2	26.0

ASML ANNUAL REPORT 2013	31

Net Sales and Gross Profit

The following table shows a summary of net sales, units sold, gross profit and ASP data for the years ended December 31, 2012 and 2011:

Year ended December 31 (in millions EUR, unless otherwise indicated)	2012	2011

Net sales	4,731.5	5,651.0
Net system sales	3,801.6	4,883.9
Net service and field option sales	929.9	767.1
Total sales of systems (in units)	170	222
Total sales of new systems (in units)	146	195
Total sales of used systems (in units)	24	27
Gross profit as a percentage of net sales	42.4	43.3
ASP of system sales	22.4	22.0
ASP of new system sales	24.8	24.5
ASP of used system sales	7.6	3.8

Net sales decreased by EUR 919.5 million, or 16.3 percent, to EUR 4,731.5 million in 2012 from EUR 5,651.0 million in 2011. The decrease in net sales mainly resulted from a decrease in net system sales of EUR 1,082.3 million, or 22.2 percent, to EUR 3,801.6 million in 2012 from EUR 4,883.9 million in 2011, partly offset by an increase in net service and field option sales of EUR 162.8 million or 21.2 percent to EUR 929.9 million in 2012 from EUR 767.1 million in 2011, mainly due the further expansion of Holistic Lithography, integrated metrology and feedback loops. The number of total systems sold decreased by 23.4 percent to 170 systems in 2012 from 222 systems in 2011, mainly caused by decreased demand in Memory, as its major driver, the PC business shrunk compared to 2011. During 2012, the majority of the system sales were generated from Logic.

The ASP of our new systems in 2012 EUR 24.8 million was in line with 2011 EUR 24.5 million.

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

Gross profit decreased to EUR 2,005.2 million or 42.4 percent of net sales in 2012 from EUR 2,449.4 million or 43.3 percent of net sales in 2011. Lower gross profit was mainly driven by the decreased number of total systems sold. Gross profit as a percentage of net sales in 2012 decreased compared to 2011, mainly due to increased infrastructure and manufacturing cost, driven primarily by EUV production, lower utilization of our production capacity and higher cost incurred in relation to excess and obsolete inventory as result of technological developments and design changes.

Research and Development Costs

R&D costs (net of credits) in 2012 (EUR 589.1 million) were in line with 2011 (EUR 590.3 million). R&D spending remained stable and mainly related to our strategic programs, in particular EUV, immersion and holistic lithography.

Selling, General and Administrative Costs

SG&A costs increased by EUR 41.4 million, or 19.0 percent, to EUR 259.3 million in 2012, or 5.5 percent of net sales, from EUR 217.9 million in 2011, or 3.9 percent of net sales. The increase was mainly driven by transaction costs incurred of EUR 26.1 million related to the CCIP and transaction costs related to the proposed acquisition of Cymer and costs to implement and support IT solutions of EUR 10.2 million.

Interest and Other, Net

Interest and other, net decrease by EUR 13.6 million to EUR 6.2 million expense in 2012 from EUR 7.4 million income in 2011. Interest income relates to interest earned on our cash and cash equivalents and short-term investments; interest income declined in 2012 due to a lower yield earned on cash and cash equivalents and short-term investments, and was more than offset by the interest expense on our outstanding debt.

ASML ANNUAL REPORT 2013	32

Income Taxes

The effective tax rate was 0.4 percent of income before income taxes in 2012, compared with 11.0 percent of income before income taxes in 2011. The change in the effective tax rate is mainly due to a release of our liability for unrecognized tax benefits of EUR 92.5 million after successful conclusion of tax audits in different jurisdictions which almost completely offset the tax expenses, resulting in an income tax expense of EUR 4.3 million (2011: EUR 181.6 million).

Foreign Exchange Management

See Item 3.D. “Risk Factors – Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations”, Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, Note 1 and Note 4 to our Financial Statements.

B. Liquidity and Capital Resources

Our cash and cash equivalents increased to EUR 2,330.7 million as of December 31, 2013 from EUR 1,767.6 million as of December 31, 2012 and our short-term investments decreased to EUR 679.9 million as of December 31, 2013 from EUR 930.0 million as of December 31, 2012.

We generated net cash from operating activities of EUR 1,054.2 million, EUR 703.5 million and EUR 2,070.4 million in 2013, 2012 and 2011, respectively. Higher net cash provided by operating activities in 2013 compared to 2012 relates to increased sales levels and a decrease of our working capital, mainly due to an increase in accounts payable. Lower net cash provided by operating activities in 2012 compared to 2011 relates to decreased sales levels and decreased accrued and other liabilities mainly as a result of lower amounts of EUV down payments received in 2012.

We used EUR 368.4 million for investing activities in 2013, EUR 1,119.8 million in 2012 and EUR 300.9 million in 2011. In 2013, our investing activities mainly related to the cash consideration paid for the acquisition of Cymer of EUR 443.7 million and the purchase of property, plant and equipment of EUR 210.8 million, mainly related to further expansion of our EUV production facilities. This was to a large extent offset by the decrease of short-term investments, mainly in Dutch Treasury Certificates and deposits with the Dutch government, of EUR 290.2 million. In 2012, our investing activities primarily related to our short-term investments in Dutch Treasury Certificates and deposits with the Dutch government of EUR 930.0 million and purchases of property, plant and equipment of EUR 171.9 million. In 2011, our investing activities mainly related to machinery and equipment, EUV and NXT production facilities in Veldhoven, the Netherlands, information technology and leasehold improvements to our facilities.

Net cash used in financing activities was EUR 113.1 million in 2013, EUR 545.6 million in 2012, and EUR 991.6 million in 2011. In September 2013, we completed an offering of EUR 750 million 3.375 percent senior notes due 2023 with interest payable annually on September 19 and, simultaneously, we repurchased a nominal amount of EUR 361.8 million of our EUR 600 million 5.75 percent senior notes due 2017 in a tender offer.

In 2013, net cash used in financing activities included the net cash proceeds of EUR 740.4 million from our notes offering and net cash proceeds of EUR 31.8 million from the issuance of shares in connection with the exercise and purchase of employee stock options, mainly offset by net cash outflows of EUR 368.3 million for our notes tender offer and unwinding of related interest rate swaps, EUR 300.0 million for our regular share buyback program and EUR 216.1 million for our annual dividend payment. In 2012, net cash used in financing activities includes the net cash outflow of EUR 3,728.3 million for the Synthetic Share Buyback, EUR 535.4 million for our regular share buyback programs and EUR 188.9 million for our annual dividend payment, to a large extent offset by the proceeds of EUR 3,853.9 million from issuance of shares under the CCIP and EUR 53.8 million net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options. In 2011, net cash used in financing activities included the cash outflow of EUR 700.5 million used in our regular share buyback program, our annual dividend payment of EUR 172.6 million and a repayment of deposits from our customers of EUR 150.0 million, partly offset by the net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options of EUR 34.1 million.

Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2013 of EUR 2,330.7 million, short-term investments as of December 31, 2013 of EUR 679.9 million and available credit facilities as of December 31, 2013 of EUR 700.0 million. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are predominantly denominated in euros and partly in U.S. dollars.

ASML ANNUAL REPORT 2013	33

Our available credit facility consists of an EUR 700.0 million committed revolving credit facility from a group of banks that will mature in 2018. The credit facility contains a restrictive covenant that requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. At the end of 2013, we were in compliance with the covenant. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under the credit facility as of the end of 2013.

We have repayment obligations in 2017, amounting to EUR 238.2 million and in 2023, amounting to EUR 750.0 million, both relating to our Eurobonds.

ASML seeks to ensure that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and its borrowing capability, will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our expected capital expenditures in 2014. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

See Notes 4, 5, 15, 16, 26 and 27 to our Financial Statements for further reference.

C. Research and Development, Patents and Licenses, etc.

Research and Development

See Item 4.B. “Business Overview – Research and Development” and Item 5.A. “Operating Results – Results of Operations”.

Intellectual Property Matters

See Item 3.D. “Risk Factors – Failure to Adequately Protect the Intellectual Property Rights Upon Which We depend Could Harm Our Business” and “Risk Factors – Defending Against Intellectual Property Claims by Others Could Harm Our Business” and Item 4.B. “Business Overview – Intellectual Property”.

D. Trend Information

In 2013, our business was supported by continuing momentum in the Logic segment with customers starting to add capacity at the 20nm node, driven by the mobile applications market. The memory segment continued to pick up in light of tight mobile DRAM capacity. NAND memory bit demand is on a steady growth path with a stable market outlook, underpinning technology and capacity investments in 2014.

The following table sets forth our systems backlog, excluding EUV, as of December 31, 2013 and 2012.

Year ended December 31 (in millions EUR, unless otherwise indicated)	2013	2012

New systems backlog excluding EUV (in units)	46	40
Used systems backlog excluding EUV (in units)	10	6
Total systems backlog excluding EUV (in units)	56	46
Value of new systems backlog excluding EUV	1,906.2	1,190.1
Value of used systems backlog excluding EUV	47.1	24.0
Total value of systems backlog excluding EUV	1,953.3	1,214.1
ASP of new systems backlog excluding EUV	41.4	29.8
ASP of used systems backlog excluding EUV	4.7	4.0
ASP of total systems backlog excluding EUV	34.9	26.4

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

ASML ANNUAL REPORT 2013	34

For the first quarter of 2014, we expect net sales of around EUR 1.4 billion, a gross margin of around 42 percent, R&D costs of about EUR 280 million, other income of about EUR 20 million, which consists of contributions from participants of the CCIP and SG&A costs of about EUR 85 million.

The trends discussed in this Item 5.D. “Trend information” are subject to risks and uncertainties. See “Part I – Special Note Regarding Forward Looking Statements” and item 3.D. “Risk Factors”.

E. Off-Balance Sheet Arrangements

We have various contractual obligations, some of which are required to be recognized as liabilities in our Financial Statements, including long- and short-term debt. Other contractual obligations, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on our balance sheet but are required to be disclosed.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2013 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	1,341,380	45,079	44,952	44,907	275,640	54,155	876,647
Operating Lease Obligations	74,946	30,293	21,543	14,081	4,803	2,539	1,687
Purchase Obligations	2,012,913	1,894,455	85,548	16,223	13,772	2,382	533
Unrecognized Tax Benefits, including interest expense	74,069	580	945	7,680	26,105	785	37,974

Total Contractual Obligations	3,503,308	1,970,407	152,988	82,891	320,320	59,861	916,841

1	See Note 15 to our Financial Statements for the amounts excluding interest expense.

Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 15 to our Financial Statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 42.0 million, EUR 41.6 million and EUR 40.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2013 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	13,983	-	-	13,983	-	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2013 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the semiconductor equipment industry in which we operate. We establish a provision for cancellation costs when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

G. Safe Harbor

See Part I “Special Note Regarding Forward-Looking Statements”.

ASML ANNUAL REPORT 2013	35

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The members of our Supervisory Board and our Board of Management are as follows:

Name	Title	Year of Birth	Term Expires

Arthur P.M. van der Poel[1,2,3]	Chairman of the Supervisory Board	1948	2016
Fritz W. Fröhlich[1,2]	Vice Chairman and Member of the Supervisory Board	1942	2014
Hendrika (leke) C.J. van den Burg[4]	Member of the Supervisory Board	1952	2015
OB Bilous[2,3]	Member of the Supervisory Board	1938	2014
Pauline F.M. van der Meer Mohr[4]	Member of the Supervisory Board	1960	2017
Wolfgang H. Ziebart[3,4]	Member of the Supervisory Board	1950	2017
Clara (Carla) M.S. Smits-Nusteling[1]	Member of the Supervisory Board	1966	2017
Douglas A. Grose[2,3]	Member of the Supervisory Board	1950	2017
Peter T.F.M. Wennink	President, Chief Executive Officer and member of the Board of Management	1957	N/A 5
Martin A. van den Brink	President, Chief Technology Officer and member of the Board of Management	1957	N/A 5
Frits J. van Hout	Executive Vice President, CPO and member of the Board of Management	1960	2017
Frédéric J.M. Schneider-Maunoury	Executive Vice President Operations and Order Fulfillment Process and Member of the Board of Management	1961	2014
Wolfgang U. Nickl[6]	Executive Vice President, CFO and Member of the Board of Management	1969	2018

1	Member of the Audit Committee.
2	Member of the Selection and Nomination Committee.
3	Member of the Technology and Strategy Committee.
4	Member of the Remuneration Committee.
5	The appointment term will be changed from an indefinite term to a definite term of four years upon notification to the AGM, scheduled on April 23, 2014.
6	Mr. Nickl’s appointment to ASML’s Board of Management is subject to the notification of the AGM, scheduled to be held on April 23, 2014.

Mmes. Van den Burg and Van der Meer Mohr and Messrs. Siegle, Westerburgen and Ziebart retired by rotation in 2013. Mr. Siegle and Mr. Westerburgen retired from the Supervisory Board per the AGM of April 24, 2013. In 2013, Ms. Van den Burg was reappointed for a maximum period of two years in line with the Supervisory Board’s profile; Ms. Van der Meer Mohr and Mr. Ziebart were reappointed for a maximum period of four years in line with the Supervisory Board’s profile. Ms. Smits-Nusteling and Mr. Grose were appointed as member of the Supervisory Board in 2013 for a maximum period of four years.

Since 2005, the Works Council of ASML Netherlands B.V. has an enhanced right to make recommendations for nomination of one-third of the members of the Supervisory Board, which recommendations may be rejected by the Supervisory Board in limited circumstances. See Item 6.C. “Board Practices – Supervisory Board”. At the 2005 AGM, Ms. Van den Burg was appointed pursuant to this recommendation right, and at the 2009 AGM and the 2013 AGM she was reappointed in accordance with this recommendation right. At the 2009 AGM, Ms. Van der Meer Mohr was appointed pursuant to this recommendation right, and at the 2013 General Meeting of Shareholders she was reappointed in accordance with this recommendation right.

There are no family relationships among the members of our Supervisory Board and Board of Management.

Director and Officer Biographies

Arthur P.M. van der Poel

Mr. Van der Poel was appointed to our Supervisory Board in March 2004 and was appointed as Chairman in 2007. Until 2001, he was the CEO of Philips Semiconductors. Mr. Van der Poel is a former member of the Board of Management (until April 2003) and a former member of the Group Management Committee of Royal Philips Electronics N.V. Mr. Van der Poel currently serves as a member of the Board of Directors of Gemalto Holding N.V., as a member of the Supervisory Board of Royal HaskoningDHV B.V. and as the chairman of the Supervisory Board of BDR Thermea.

Fritz W. Fröhlich

Mr. Fröhlich was appointed to our Supervisory Board in March 2004. He is the former Deputy Chairman and CFO of Akzo Nobel N.V. Mr. Fröhlich is the Chairman of the Supervisory Board of Randstad Holding N.V. Mr. Fröhlich also serves as a member of the Supervisory Boards of Allianz Nederland N.V. and Rexel S.A. and as a member of the Board of Directors of Prysmian Group.

ASML ANNUAL REPORT 2013	36

Hendrika (leke) C.J. van den Burg

Ms. Van den Burg was appointed to our Supervisory Board in March 2005. Ms. Van den Burg was a member of the European Parliament from 1999 until 2009. She was a member of the Supervisory Board of APG Group N.V. until May 15, 2013. Ms. Van den Burg was recently appointed for a new four-year mandate in the Dutch Monitoring Committee Corporate Governance Code. She also serves as chairperson of the Monitoring Foundation Dutch Insurance Companies (Stichting Toetsing Verzekeraars) and is a member of the Advisory Boards of the Dutch Data Protection Authority (College Bescherming Persoonsgegevens) and Dutch National Register of Supervisory Directors (Nationaal Register Commissarissen en Toezichthouders). Ms. Van den Burg is also a member of the Advisory Scientific Systemic Committee European Risk Board (ECB Frankfurt) and as a member of the Advisory Council International Affairs Commission Human Rights (Dutch Ministry Foreign Affairs).

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

Pauline F.M. van der Meer Mohr

Ms. Van der Meer Mohr was appointed to our Supervisory Board in March 2009. Since January 1, 2010, Ms. Van der Meer Mohr serves as President of the Executive Board of the Erasmus University Rotterdam, the Netherlands. Prior to 2010 she was managing partner of the Amstelbridge Group, Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT N.V., and held several senior executive roles at the Royal/Dutch Shell Group of Companies in various areas. Currently, Ms. Van der Meer Mohr is a member of the Supervisory Boards of Royal DSM N.V. and Duisenberg School of Finance and chairperson of the Executive Board of the Fulbright Center.

Wolfgang H. Ziebart

Mr. Ziebart was appointed to our Supervisory Board in March 2009. Mr. Ziebart is the Group Engineering Director of Jaguar Land Rover Ltd. Until May 2008, he was President and CEO of Infineon Technologies A.G. Before Infineon, Mr. Ziebart was on the Boards of Management of car components manufacturer Continental A.G. and automobile producer BMW A.G. Mr. Ziebart is the chairman of the Supervisory Board of Nordex S.E.

Carla M.S. Smits-Nusteling

Ms. Smits-Nusteling was appointed to our Supervisory Board in April 2013. Ms. Smits-Nusteling was CFO and member of the Board of Management of Royal KPN N.V. until 2012, and also held several finance and business related positions in Royal KPN N.V. and PostNL. Ms. Smits-Nusteling is a member of the Supervisory Board of Tele2 AB.

Douglas A. Grose

Mr. Grose was appointed to our Supervisory Board in April 2013. Mr. Grose was CEO of GlobalFoundries from its inception in 2009 until 2011 and before that, Mr. Grose served as senior vice president of technology development, manufacturing and supply chain for AMD. Prior to joining AMD in 2007, Mr. Grose spent 25 years at IBM as general manager of technology development and manufacturing for the systems and technology group. Currently, Mr. Grose is a director of SBA Materials.

Peter T.F.M. Wennink

Mr. Wennink joined ASML on January 1, 1999 and was appointed as Executive Vice President, CFO of ASML and member of our Board of Management on July 1, 1999. He was appointed as President and CEO on July 1, 2013. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Dutch Institute of Registered Accountants. Mr. Wennink is currently a member of the Supervisory Board of Bank Insinger de Beaufort N.V.

Martin A. van den Brink

Mr. Van den Brink joined ASML when the company was founded in 1984. He held several positions in engineering and from 1995 he served as Vice President Technology and member of the Board of Management. Mr. Van den Brink was appointed as Executive Vice President Product & Technology and member of the Board of Management in 1999. On July 1, 2013, Mr. Van den Brink was appointed as President and CTO. Mr. Van den Brink has earned a degree in Electrical Engineering from HTS Arnhem (HAN University), and a degree in Physics (1984) from the University of Twente, the Netherlands. In 2012, he was awarded an honorary doctorate in physics by the University of Amsterdam, the Netherlands.

ASML ANNUAL REPORT 2013	37

Frits J. van Hout

Mr. Van Hout was appointed as Executive Vice President and Chief Program Officer on July 1, 2013. Prior thereto he served as Executive Vice President, CMO and Member of our Board of Management since 2009. Mr. Van Hout was previously an ASML employee from its founding in 1984 to 1992, in various roles in engineering and sales. From 1998 to 2001, Mr. Van Hout served as CEO of the Beyeler Group, based in the Netherlands and Germany. After rejoining ASML in 2001, he served as Senior Vice President Customer Support and two Business Units. In 2008, Mr. Van Hout was appointed Executive Vice President Integral Efficiency.

Frédéric J.M. Schneider-Maunoury

Mr. Schneider-Maunoury joined ASML on December 1, 2009, as Executive Vice President and Chief Operations Officer and was appointed to ASML’s Board of Management on March 24, 2010. Before joining ASML, Mr. Schneider-Maunoury served as Vice President Thermal Products Manufacturing of the power generation and rail transport equipment group ALSTOM. Previously, he ran the worldwide Hydro Business of ALSTOM as general manager. Before joining ALSTOM in 1996, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry.

Wolfgang U. Nickl

Mr. Nickl joined ASML on December 1, 2013, as Executive Vice President and CFO. He will be appointed as member of ASML’s Board of Management upon the notification to the AGM, scheduled on April 23, 2014. Prior to joining ASML, Mr. Nickl served as Executive Vice President and CFO at Western Digital Corporation, a U.S.-headquartered, NASDAQ-listed developer and manufacturer of storage devices, where he held several financial and operational leadership roles since joining Western Digital in 1995. Before Western Digital, Mr. Nickl gained experience in finance and IT consulting. He earned a BA in Business from the University of Cooperative Education in Stuttgart, Germany, and an MBA from the University of Southern California’s Marshall School of Business in Los Angeles, United States.

B. Compensation

The information required by Item 6.B. is incorporated by reference from pages 16, 17, 18, 19, 21 and 22 of ASML’s 2013 Remuneration Report which is included as exhibit 99.2 on Form 6-K furnished with the Commission on February 12, 2014.

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

ASML ANNUAL REPORT 2013	38

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

For details of the terms of office of the current members of the Board of Management, see Item 6.A “Directors and Senior Management”. Further information relating to the Board of Management required by Item 6.C. is incorporated by reference from pages 16, 17, 18 and 19 of ASML’s 2013 Remuneration Report which is included as exhibit 99.2 on Form 6-K, furnished with the Commission on February 12, 2014.

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

ASML ANNUAL REPORT 2013	39

For details of the terms of office of the current members of the Supervisory Board, see Item 6.A “Directors and Senior Management”. Further information relating to the Supervisory Board required by Item 6.C. is incorporated by reference from pages 21 and 22 of ASML’s 2013 Remuneration Report which is included as exhibit 99.2 on Form 6-K, furnished with the Commission on February 12, 2014.

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

Rules of Procedure

The Board of Management and the Supervisory Board have adopted Rules of Procedure for each of the Board of Management, Supervisory Board and the four Committees of the Supervisory Board. These Rules of Procedure are posted on our website.

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

Corporate Governance Developments

ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include rules that have been promulgated in the United States both by NASDAQ and by the SEC. See also Item 16.G. “Corporate Governance”.

The Dutch Corporate Governance Code came into effect on January 1, 2004 and was amended as of January 1, 2009. Dutch listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why.

ASML reports on its compliance with the Dutch Corporate Governance Code in its Statutory Annual Report for the year ended December 31, 2013.

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

Audit Committee

ASML’s Audit Committee is composed of three members of the Supervisory Board. The current members of our Audit Committee are Fritz Fröhlich (chairman), Arthur van der Poel and Carla Smits-Nusteling, each of whom is an independent, non-executive member of our Supervisory Board. The Supervisory Board has determined that Fritz Fröhlich qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Our external auditor, our CEO, our CFO, our Corporate Controller, our Corporate Chief Accountant, our Senior Director Corporate Risk and Assurance (Internal Audit), as well as other ASML employees invited by the chairman of the Audit Committee may also attend the meetings of the Audit Committee.

ASML ANNUAL REPORT 2013	40

The Audit Committee assists the Supervisory Board in:

•	Overseeing the integrity of our Financial Statements and related financial and non-financial disclosures;
•	Overseeing the qualifications, independence and performance of the external auditor; and
•	Overseeing our disclosure controls and procedures (as defined in the Exhange Act Rules 13a-15(e) and 15d-15(e)) and
•	internal control over financial reporting.

In 2013, the Audit Committee held eight scheduled meetings, either in person or via conference call.

Remuneration Committee

ASML’s Remuneration Committee is composed of three members of the Supervisory Board. The current members of our Remuneration Committee are Wolfgang Ziebart (chairman), leke van den Burg and Pauline van der Meer Mohr. The Remuneration Committee advices the Supervisory Board and preparers resolutions with respect to the review and execution of the Remuneration Policy as adopted by General Meeting of Shareholders.

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

In 2013, the Remuneration Committee held five scheduled meetings and several ad hoc meetings, either in person or via conference call.

Selection and Nomination Committee

ASML’s Selection and Nomination Committee is composed of four members of the Supervisory Board. The current members of our Selection and Nomination Committee are OB Bilous (chairman), Arthur van der Poel, Fritz Fröhlich and Douglas Grose.

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

In 2013, the Selection and Nomination Committee held three scheduled meetings and several ad hoc meetings, either in person or by conference call.

Technology and Strategy Committee

ASML’s Technology and Strategy Committee is composed of four members of the Supervisory Board. The current members of our Technology and Strategy Committee are OB Bilous (chairman), Arthur van der Poel, Douglas Grose and Wolfgang Ziebart. In addition, the Technology and Strategy Committee may appoint one or more advisors from within and/or from outside ASML. The advisors to the Technology and Strategy Committee may be invited as guests to the meetings, or parts thereof, of the committee but are not entitled to vote in the meetings.

ASML ANNUAL REPORT 2013	41

The Technology and Strategy Committee assists the Supervisory Board in relation to the following responsibilities and may prepare resolutions for the Supervisory Board related thereto:

•	Familiarization with and risk assessment and study of potential strategies, required technical resources, technology roadmaps and product roadmaps; and
•	Providing advice to the Supervisory Board with respect to matters related thereto.

In 2013, the Technology and Strategy Committee held five scheduled meetings, either in person or via conference call.

Disclosure Committee

ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under US and Dutch law and applicable stock exchange rules. The Disclosure Committee is composed of various members of senior management, and reports to the CEO and CFO. The Disclosure Committee informs the Audit Committee about the outcome of the Disclosure Committee meetings. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the Disclosure Committee assists the CEO and CFO in the maintenance and evaluation of disclosure controls and procedures.

During 2013, the Disclosure Committee reviewed the quarterly financial result announcements, the Statutory Interim Report, the Annual Report on Form 20-F, the Statutory Annual Report, and the prospectus in connection with the offering for the EUR 750 million 3.375 percent senior notes due 2023 issued on September 12, 2013. The Committee also advises the CEO and CFO on the assessment of ASML’s disclosure controls and procedures and on the assessment of ASML’s internal control over financial reporting.

D. Employees

The following table presents our total numbers of payroll employees and temporary employees as of December 31, 2013, 2012 and 2011 (in FTEs), primarily in manufacturing, product development and customer support activities:

As of December 31	2013	2012	2011

Payroll Employees	10,360	8,497	7,955
Temporary Employees	2,865	2,139	1,935

Employees (in FTEs)	13,225	10,636	9,890

During 2013, the average number of payroll employees in FTEs employed was 9,540, and the average number of temporary employees in FTEs employed was 2,546. The increase in employees expressed in FTEs is mainly explained by the acquisition of Cymer as per May 30, 2013.

For a more detailed description of payroll employee information, including a breakdown of our employees in FTEs by sector, see Notes 18 and 22 to our Financial Statements. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing. See Item 3.D. “Risk Factors – Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees.”

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

ASML ANNUAL REPORT 2013	42

Chamber for mediation. If no resolution has been reached, the decision can only be taken by with the approval of the Dutch District Court.

E. Share Ownership

Information with respect to share ownership of members of our Supervisory Board and Board of Management is included in Item 7A “Major Shareholders”. Further information required by Item 6.E. is incorporated by reference from page 20 of ASML’s 2013 Remuneration Report which is included as exhibit 99.2 on Form 6-K, furnished with the Commission on February 12, 2014. Information with respect to the grant of shares and stock options to employees is included in Note 18 to our Financial Statements.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares is at least 3.0 percent of our ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by members of the Board of Management (which includes those persons specified in Item 6 “Directors, Senior Management and Employees”), as a group, as of December 31, 2013. The information set out below is solely based on public filings with the SEC and AFM on February 5, 2014.

Identity of Person or Group	Shares Owned	Percent of Class[9]

Stichting Administratiekantoor MAKTSJAB/Intel [1]	62,977,877	14.29%
Capital Group International, Inc [2]	51,453,097	11.67%
BlackRock Inc. [3]	22,982,001	5.21%
Stichting Administratiekantoor TSMC/TSMC [4]	20,992,625	4.76%
FMR LLC [5]	19,537,364	4.43%
Members of ASML’s Board of Management and its Chief Financial Officer[6], as a group (5 persons) [7,8]	99,678	0.02%

1	Stichting Adminstratiekantoor MAKTSJAB owns the stated percentage of our ordinary shares and has issued corresponding depository receipts to Intel.
2	As reported to the Dutch Authority for the Financial Markets on September 3, 2012, Capital Group International, Inc. indirectly has voting rights related to 51,453,097 shares of our ordinary shares but does not have ownership rights related to those shares. In addition, CRMC, which we believe to be an affiliate of Capital Group International, Inc., reported to the Dutch Authority for the Financial Markets on August 2, 2011, that it holds voting rights related to 44,579,832 shares of our ordinary shares but does not have ownership rights related to those shares. Capital World Investors reported on a Schedule 13-G/A filed with the Commission on June 10, 2013, that it is the beneficial owner of 45,026,116 shares of our ordinary shares as a result of its affiliation with CRMC.
3	Based solely on the Schedule 13-G/A filed by BlackRock Inc. with the Commission on February 3, 2014. The July 2, 2013 public filing with the AFM shows aggregate holdings of various BlackRock funds of (based on total number of issued shares as per 2 July 2013) 3.68% in shares and 4.42% in voting rights.
4	Stichting Administratiekantoor TSMC owns the stated percentage of ordinary shares and has simultaneously issued corresponding depository receipts to TSMC.
5	Based solely on the Schedule 13-G/A filed by FMR LLC with the Commission on February 14, 2013. FMR LLC previously reported on the Schedule 13-G/A filed with the Commission on February 12, 2012 that it owned 36,311,008 of our ordinary shares.
6	Mr. Nickl’s appointment to ASML’s Board of Management is subject to the notification of the AGM, scheduled to be held on April 23, 2014.
7	Does not include unvested shares and shares underlying options granted to members of ASML’s Board of Management. Further information required by Item 7.A. is incorporated by reference from page 20 of ASML’s 2013 Remuneration Report which is included as exhibit 99.2 on Form 6-K, furnished with the Commission on February 12, 2014.
8	No shares are owned by members of the Supervisory Board.
9	As a percentage of the total number of ordinary shares outstanding (440,852,334) as of December 31, 2013.

The Intel Stichting and the TSMC Stichting acquired the shares indicated above as part of our CCIP in the second half of 2012. The Customer Stichtingen do not vote on the ordinary shares held by them, unless instructed to do so by Intel and TSMC in accordance with their respective shareholder agreements. Intel and TSMC, are not entitled to vote on the ASML shares held by the Customer Stichtingen, except in certain exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, any amendment to the Articles of Association that would materially affect the specific voting rights of Intel or TSMC or any significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business (see Item 10.C. “Material Contracts – Customer Co-Investment Program”).

We do not issue share certificates. For more information see Item 10.B. “Memorandum and Articles of Association”.

As of December 31, 2013, 91,263,480 NASDAQ shares were held by 379 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

ASML ANNUAL REPORT 2013	43

Obligations of Shareholders to Disclose Holdings under Dutch Law

Holders of our shares may be subject to reporting obligations under the FMSA.

The disclosure obligations under the FMSA apply to any person or entity that acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the European Union, such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 3.0, 5.0, 10.0, 15.0, 20.0, 25.0, 30.0, 40.0, 50.0, 60.0, 75.0 or 95.0 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to ASML, the FMSA requires any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the AFM immediately.

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

Once every calendar year, within four weeks after the end of the calendar year, holders of an interest of 3.0 percent or more in ASML’s voting rights or capital must notify the AFM of any changes in the composition of their interest resulting from certain acts (including, but not limited to, the exchange of shares for depositary receipts and vice versa, and the exercise of rights to acquire shares).

Subsidiaries, as defined in the FMSA, do not have independent reporting obligations under the FMSA, as interests held by them are attributed to their (ultimate) parents. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who ceases to be a subsidiary and who disposes of an interest of 3.0 percent or more in ASML’s voting rights or capital must immediately notify the AFM. As of that moment, all notification obligations under the FMSA become applicable to the former subsidiary.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, among other arrangements, be taken into account: shares and votes (i) directly held by any person, (ii) held by such person’s subsidiaries, (iii) held by a third party for such person’s account, (iv) held by a third party with whom such person has concluded an oral or written voting agreement (including on the basis of an unrestricted power of attorney), (v) held by a third party with whom such person has agreed to temporarily transfer voting rights against payment, (vi) financial instruments of which the increase in value is wholly or partially dependent on an increase in value of our shares or distributions in respect thereof (including certain cash settled financial instruments such as contracts for difference and total return swaps), (vii) put options pursuant to which a person can be required to purchase our shares, and (vii) other contracts under which a person has a position economically comparable to having our shares. Interests held jointly by multiple persons are attributed to those persons in accordance with their entitlement. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. The managers of certain investment funds are deemed to hold the capital interests and voting rights in the funds managed by them.

For the same purpose, the following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).

Since July 1, 2013, a requirement to notify the AFM of any gross short position in our shares applies. For the notification of gross short positions the same thresholds apply as for notifying an actual or potential interest in the capital and/or or voting rights of a Dutch listed company, as referred to above. In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2 percent of the issued share capital of a Dutch listed company is required to report it to the AFM. Each subsequent increase of this position by 0.1 percent above 0.2 percent will also need to be reported. Each net short position equal to 0.5 percent of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1 percent will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

The AFM keeps a public registry of and publishes all notifications made pursuant to the FMSA.

ASML ANNUAL REPORT 2013	44

Non-compliance with the reporting obligations under the FMSA could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the FMSA may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of our general meeting of shareholders to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the FMSA had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.

Since July 1, 2013, we may request Euroclear Nederland and its admitted institutions as well as intermediaries, institutions and custodians of investment funds (in the Netherlands and abroad) of which we reasonably expect that they hold our shares other than as beneficial owner, to provide certain details on the identity and number of shares held, of their clients for whom they hold our shares. We must keep the information received confidential. We may only make such requests during a period of 60 days prior to the day on which our general meeting of shareholders will be held. No details are required to be given in respect of shareholders with an interest of less than 0.5 percent of our issued share capital. A shareholder who, individually or together with other shareholders, holds an interest of at least 10 percent of the issued share capital may request us to establish the identity of our shareholders in this manner so that we can forward to them information provided by such shareholder in respect of an item on the agenda for the general meeting. This request may only be made during a period of 60 days until (and not including) the 42nd day before the day on which the general meeting of shareholders will be held.

B. Related Party Transactions

Intel Agreements under Customer Co-Investment Program

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program creates risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the CCIP consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into NRE Funding Agreements with the Participating Customers.

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

Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (after giving effect to the Synthetic Share Buyback in November 2012).

Please see Item 10.C “Material Contracts – Customer Co-Investment Program” and Note 28 to our Financial Statements for more information about the CCIP. See Note 29 to our Financial Statements for details on sales to Intel in 2013 and outstanding balances as of December 31, 2013.

There have been no other transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options described under Note 18 to our Financial Statements. Furthermore, ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management or Supervisory Board.

C. Interests of Experts & Counsel

Not applicable.

ASML ANNUAL REPORT 2013	45

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements”.

Export Sales

See Note 21 to our Financial Statements.

Legal Proceedings

See Item 4.B. “Business Overview – Intellectual Property” and Note 19 to our Financial Statements.

Dividend Policy

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2013, a proposal to declare a dividend of EUR 0.61 per ordinary share of EUR 0.09 nominal value will be submitted to the AGM to be held on April 23, 2014.

B. Significant Changes

No significant changes have occurred since the date of our Financial Statements. See Item 5.D. “Trend Information” and Note 30 to the Financial Statements.

Item 9 The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are listed for trading in the form of registered ASML NASDAQ shares and in the form of registered ASML shares NYSE Euronext Amsterdam. The principal trading market of our ordinary shares is NYSE Euronext Amsterdam. Our ordinary shares also trade on NASDAQ. For more information see Item 10.B. “Memorandum and Articles of Association”.

Our shares listed at NASDAQ are registered with J.P. Morgan, the New York Transfer Agent, pursuant to the terms of the Transfer Agent Agreement between ASML and the New York Transfer Agent. Our shares listed at NYSE Euronext Amsterdam are held in dematerialized form through the facilities of Euroclear Nederland, the Dutch centralized securities custody and administration system. The New York Transfer Agent charges shareholders a fee of USD 5.00 per 100 shares for the exchange of our shares listed at NASDAQ for our shares listed at NYSE Euronext Amsterdam and vice versa.

Dividends payable on our shares listed at NASDAQ are declared in euro and converted to U.S. dollars at the rate of exchange at the close of business on the date determined by the Board of Management. The resulting amounts are distributed through the New York Transfer Agent and no charge is payable by holders of our shares listed at NASDAQ in connection with this conversion or distribution.

Pursuant to the terms of the Transfer Agent Agreement, we have agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made generally available by ASML to holders of ordinary shares and the New York Transfer Agent has waived its fees associated with routine services to ASML associated with our shares listed at NASDAQ. In addition, the New York Transfer Agent has agreed to reimburse certain reasonable expenses incurred by ASML in connection with the issuance and transfer of our shares listed at NASDAQ. In the year ended December 31, 2013, the Transfer Agent reimbursed USD 2,495,352 of expenses incurred by ASML, which mainly comprised of legal and listing fees incurred due to the existence of our shares listed at NASDAQ.

ASML ANNUAL REPORT 2013	46

The following table sets forth, for the periods indicated, the high and low closing prices of our shares listed at NASDAQ and our shares listed at NYSE Euronext Amsterdam.

	ASML shares NASDAQ		ASML shares NYSE
	USD		Euronext Amsterdam EUR
	High	Low	High	Low

Annual Information
2013	100.96	63.08	74.30	47.20
2012	64.68	40.91	49.36	31.81
2011	45.82	31.08	32.81	22.28
2010	38.45	24.73	29.26	19.68
2009	34.67	14.28	24.24	11.35

Quarterly Information
4th quarter 2013	100.96	86.94	74.30	63.87
3rd quarter 2013	98.76	78.40	73.00	60.66
2nd quarter 2013	84.08	66.08	65.55	50.62
1st quarter 2013	78.21	63.08	56.80	47.20

4th quarter 2012	64.68	50.08	49.36	39.15
3rd quarter 2012	58.86	48.46	48.14	39.75
2nd quarter 2012	51.54	43.80	40.88	35.17
1st quarter 2012	50.14	40.91	37.48	31.81

Monthly Information
February (through February 4) 2014	84.56	84.09	62.86	62.53
January 2014	92.36	84.40	67.76	62.05
December 2013	94.07	87.91	69.25	63.87
November 2013	93.59	86.94	69.11	64.54
October 2013	100.96	92.84	74.30	67.40
September 2013	98.76	88.39	73.00	66.79
August 2013	92.99	87.06	70.33	65.94

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10 Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Articles of Association included as Exhibit 99.1 to our form 6-K filed furnished with the SEC on February 8, 2013 (the “Articles of Association”).

Current Authorizations to Issue and Repurchase Ordinary Shares

Our Board of Management has the power to issue ordinary shares and preference shares if and insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to our Articles of Association). The Board of Management requires the approval of the Supervisory Board for such an issue. An authorization of the Board of Management to issue ordinary shares or preference shares may be effective for a specified period of up to five years and may be renewed. In the absence of

ASML ANNUAL REPORT 2013	47

such authorization, the General Meeting of Shareholders has the power to authorize the issuance of ordinary shares or preference shares, upon the proposal of the Board of Management, which proposal must be authorized by the Supervisory Board.

At our AGM on April 24, 2013, our shareholders authorized the Board of Management to issue shares and/or rights thereto through October 24, 2014, up to an aggregate maximum of 10.0 percent of ASML’s issued share capital. At our AGM to be held on April 23, 2014, our shareholders will be asked to extend this authority through October 23, 2015.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our AGM on April 24, 2013, our shareholders authorized the Board of Management through October 24, 2014, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our AGM to be held on April 23, 2014, our shareholders will be asked to extend this authority through October 23, 2015.

In addition, the articles of association provide for 9,000 ordinary shares B with a nominal value of EUR 0.01 to allow holders of fractional shares, created as a result of the Synthetic Share Buyback, to obtain voting rights with respect to those fractional shares.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase as of April 24, 2013 through October 24, 2014, up to a maximum of two times 10.0 percent of ASML’s issued share capital as of April 24, 2013, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on NYSE Euronext Amsterdam or NASDAQ. At our AGM to be held on April 23, 2014, our shareholders will be asked to extend this through October 23, 2015.

C. Material Contracts

Overview

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the CCIP consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML entered into NRE Funding Agreements with the Participating Customers.

In addition to the funding commitments described above, the Participating Customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 26 to our Financial Statements.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE Funding Agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our Synthetic Share Buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE Funding Agreements between ASML and Intel is set out below. The agreements between ASML and the other program participants – TSMC (which acquired 5 percent of our shares and made an EUR 276 million funding commitment) and Samsung (which acquired 3 percent of our shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

ASML ANNUAL REPORT 2013	48

Investment Agreement

Pursuant to the Intel Investment Agreement between ASML and Intel, dated July 9, 2012, ASML agreed to issue to a foundation established for the Intel Stichting ordinary shares equal to 15 percent of ASML’s issued ordinary shares; the Intel Stichting issued to Intel depositary receipts representing the ordinary shares. The subscription price for the ordinary shares issued to Intel was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of our shares listed at NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Under the Intel Investment Agreement, ASML has agreed to indemnify Intel, and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

Shareholder Agreement

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a Shareholder Agreement which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

Voting Restrictions

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

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

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the CCIP) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other Participating Customers) (ii) the date

ASML ANNUAL REPORT 2013	49

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

In addition, Intel may not (even after the Lock-Up Restriction has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange more than (i) in respect of Intel, 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC). There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions were the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of our shares listed at NYSE Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (vi) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

Intel NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements pursuant to which Intel has agreed to fund certain of ASML’s R&D costs and project expenditures. One agreement relates to the Intel 450mm NRE Funding Agreement and the other relates to the Intel EUV NRE Funding Agreement (together the Intel NRE Funding Agreements). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreements (2013-2017). Under the agreements, ASML retains sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV), then the parties may agree on an alternative development project. If no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant Intel NRE Funding Agreement.

The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the Intel NRE Funding Agreements.

Development 450mm silicon wafer technology

In November 2013, following our customers’ decision, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm. Since 450mm requires both generic developments and wafer size-specific developments, many of our employees involved in the

ASML ANNUAL REPORT 2013	50

450mm project are doing work that is just as relevant for future DUV and EUV platforms. The teams and people have therefore been reassigned to different projects.

Under our CCIP, we are party to a 450mm NRE Funding Agreement with Intel for a total NRE funding commitment of EUR 553 million. We are currently in discussions with Intel to determine appropriate projects to which to apply the 450mm NRE funding.

Under the CCIP, we are also party to EUV NRE agreements with Intel (total funding of EUR 276 million), TSMC (total funding of EUR 276 million) and Samsung (total funding of EUR 276 million), all of which funding is being used for EUV projects.

Cymer Merger Agreement

On October 16, 2012, ASML entered into a merger agreement with Cymer, a company engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry (the “Merger Agreement”). The Merger Agreement provided for the acquisition of all outstanding shares of Cymer by a wholly-owned subsidiary, ASML US inc., an indirect wholly-owned subsidiary of ASML. The Merger Agreement also contained certain customary representations and warranties, covenants and indemnities. The transaction was completed on May 30, 2013, in accordance with the terms of the Merger Agreement, for a total consideration of EUR 3.1 billion (USD 4.0 billion). See Note 2 to the Financial Statements.

D. Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euros on our shares listed at NYSE Euronext Amsterdam may be officially transferred by a bank from the Netherlands and converted into any other currency without being subject to any Dutch legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Dutch Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on our shares listed at NASDAQ shall be declared in euros but paid in U.S. dollars, converted at the rate of exchange at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association.

E. Taxation

Dutch Taxation

The statements below represent a summary of current Dutch tax laws, regulations and judicial interpretations thereof. The description is limited to the material tax implications for a Non-Resident Holder. This summary does not address special rules that may apply to special classes of holders of ordinary shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in ordinary shares should consult his or her tax counsel.

General

The acquisition of ordinary shares by a non-resident of the Netherlands should not be treated as a taxable event for Dutch tax purposes. The income consequences in connection with owning and disposing of our ordinary shares are discussed below.

Substantial Interest

A person that, (inter alia) directly or indirectly, and either independently or jointly with his partner (as defined in the Dutch Personal Income Tax Act 2001), owns 5.0 percent or more of our share capital, owns profit participating rights that correspond to at least 5.0 percent of the annual profits of a Dutch company or to at least 5.0 percent of the liquidation proceeds of such company or holds options to purchase 5.0 percent or more of our share capital, is deemed to have a substantial interest in our shares, or our options, as applicable. Specific rules apply in case certain family members of the Non-Resident Holder hold a substantial interest. A deemed substantial interest also exists if (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no taxable gain has been recognized. Special attribution rules exist in determining the presence of a substantial interest.

ASML ANNUAL REPORT 2013	51

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

To qualify for the Dutch participation exemption, the holder must generally hold at least 5.0 percent of our nominal paid- in capital and meet certain other requirements.

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

•	Stock dividends up to their nominal value (unless distributed out of qualifying paid-in capital);
•	Any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes; and
•	Liquidation proceeds in excess of qualifying average paid-in capital for Dutch dividend withholding tax purposes.

ASML ANNUAL REPORT 2013	52

A reduction of Dutch dividend withholding tax can be obtained if:

•	The participation exemption applies and the ordinary shares are attributable to a business carried out in the Netherlands;
•	The dividends are distributed to a qualifying EU corporate holder satisfying the conditions of article 4(2) and 4(3) of the Dutch Dividend Withholding Tax Act 1965; or
•	The rate is reduced by a Tax Treaty.

A Non-Resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a Tax Treaty that is in effect between the Netherlands and the Non-Resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the Treaty , dividends paid by us to a Non- Resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0 percent Dutch withholding tax or, in the case of certain United States corporate shareholders owning at least 10.0 percent of our voting power, a reduction to 5.0 percent, provided that the Holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholders owning at least 80.0 percent of our voting power and meeting all other requirements. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15.0 percent and are required to file for a refund of such withholding.

A Non-Resident Holder may not claim the benefits of the Tax Treaty unless (i) he/she is a resident of the United States of America as defined therein, or (ii) he/she is deemed to be a resident on the basis of the provisions of article 24(4) of the Tax Treaty, and (iii) his or her entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.

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

ASML ANNUAL REPORT 2013	53

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

This discussion is based on the Tax Treaty and the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding shares. Prospective purchasers of Ordinary Shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of United States federal, state, local or non-United States tax laws to which they may be subject.

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

Passive Foreign Investment Company Considerations

We believe we were not a PFIC for US federal income tax purposes in 2012 and that it will not be a PFIC in 2013. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question. We have not conducted a detailed study at this time to confirm its non-PFIC status. If we were treated as a PFIC in any year during which a United States Holder owned common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

Taxation of Dividends

United States Holders should generally include in gross income, as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Dutch withholding taxes) we makes out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends- received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a United States Holder should be the U.S. dollar value of the foreign currency (e.g. euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s US tax basis in the Ordinary Shares and thereafter as taxable capital gain. We presently do not maintain calculations of our earnings and profits under United States federal income tax principles. If we do not report to a United States Holder the portion of a distribution that

ASML ANNUAL REPORT 2013	54

exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to limitations provided in the United States Internal Revenue Code, a United States Holder may generally deduct from its United States federal taxable income, or credit against its United States federal income tax liability, the amount of qualified Dutch withholding taxes. However, Dutch withholding tax may be credited only if the United States Holder does not claim a deduction for any Dutch or other non-United States taxes paid or accrued in that year. In addition, Dutch dividend withholding taxes will likely not be creditable against the United States Holder’s United States tax liability to the extent we are not required to pay over the amount withheld to the Dutch Tax Administration. Currently, a Dutch corporation that receives dividends from qualifying non-Dutch subsidiaries may credit source country tax withheld from those dividends against Dutch withholding tax imposed on a dividend paid by a Dutch corporation, up to a maximum of 3.0 percent of the dividend paid by the Dutch corporation. The credit reduces the amount of dividend withholding that we are required to pay to the Dutch Tax Administration but does not reduce the amount of tax we are required to withhold from dividends.

For US foreign tax credit purposes, dividends paid by us generally will be treated as foreign-source income and as ‘passive category income’ (or in the case of certain holders, as ‘general category income’). Gains or losses realized by a United States Holder on the sale or exchange of Ordinary Shares generally will be treated as US-source gain or loss. The rules governing the foreign tax credit are complex and we suggest that each United States Holder consult his or her own tax advisor to determine whether, and to what extent, a foreign tax credit will be available.

Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, the Jobs and Growth Tax Reconciliation Act of 2003, as amended by the Tax Increase and Prevention Act of 2005 and the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 reduce to 15.0 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2012, so long as certain exclusions do not apply and the stock has been held for at least 60 days during the 121- day period beginning 60 days before the ex-dividend date. Dividends received from ‘qualified foreign corporations’ generally qualify for the reduced rate. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation if: (i) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that has been identified as a qualifying treaty and contains an exchange of information program. Individual United States Holders should consult their tax advisors regarding the impact of this provision on their particular situations.

Dividends paid by us generally will constitute ‘portfolio income’ for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as ‘investment income’ for purposes of the limitation on the deduction of investment interest expense.

Taxation on Sale or Other Disposition of Ordinary Shares

Upon a sale or other disposition of Ordinary Shares, a United States Holder will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized, if paid in US dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the United States Holder’s US tax basis (determined in U.S. dollars) in such Ordinary Shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the United States Holder in the Ordinary Shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for United States federal income tax purposes. Gain or loss from the sale or other disposition of Ordinary Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the Ordinary Shares and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States. Each United States Holder should consult his or her tax advisor with regard to the translation rules applicable when computing its adjusted US tax basis and the amount realized upon a sale or other disposition of its Ordinary Shares if purchased in, or sold or disposed of for, a currency other than U.S. dollar.

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

ASML ANNUAL REPORT 2013	55

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain reporting requirements of the Exchange Act. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and Financial Statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within four months after the end of each fiscal year, an Annual Report on Form 20- F containing Financial Statements audited by an independent accounting firm and interactive data comprising Financial Statements in extensible business reporting language. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

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

I. Subsidiary Information

See Item 4.C. “Organizational Structure”.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value. To mitigate the risk that any of our counterparties in hedging transactions is unable to meets its obligations, we only enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone.

Foreign Currency Risk Management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollars and Japanese Yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risks.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts. It is our policy not to hedge currency translation exposures resulting from net equity investments in foreign subsidiaries.

Details of the forward foreign exchange contracts and hedging activities are included in Note 4 to the Financial Statements.

ASML ANNUAL REPORT 2013	56

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

As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobonds due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents.

Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations.

Details of the interest rate swaps and hedging activities are included in Note 4 to the Financial Statements.

Financial Instruments

We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

	2013		2012
As of December 31 (in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	986,986	8,583	262,146	16,805
Interest rate swaps[2]	1,013,053	51,385	624,900	124,050

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to our Eurobonds. The fair value of the interest rate swaps includes accrued interest. The increase in notional amount is mainly explained by the net increase in our Eurobonds which serve as hedged items. The net decrease in fair value is mainly explained by the unwinding of part of the Interest rate swaps relating to our EUR 600 million 5.75 percent senior notes. See note 15 to the Financial Statements.

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

Sensitivity Analysis Financial Instruments

Foreign Currency Sensitivity

We are mainly exposed to fluctuations in exchange rates between the euro and the U.S. dollar and the euro and the Japanese Yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes or OCI, as shown.

	2013		2012
(in thousands)	Impact on income before income taxes EUR	Impact on OCI EUR	Impact on income before income taxes EUR	Impact on OCI EUR

U.S. dollar	(15,801)	21,059	(5,646)	13,669
Japanese yen	183	913	465	(3,218)
Taiwanese dollar	(7,692)	-	(4,956)	-
Other currencies	(9,281)	-	(2,718)	-
Total	(32,591)	21,972	(12,855)	10,451

It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated Statements of Operations. The increased effect on income before income taxes in 2013 compared with 2012 reflects our higher net exposure at year end. The negative effect on income before income taxes as presented in the table above for 2013 is mainly attributable to timing differences between the arising and hedging of exposures.

ASML ANNUAL REPORT 2013	57

The effects of the fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions are recognized in OCI. The increased U.S. dollar and Japanese yen effect on OCI in 2013 compared with 2012 is the result of an increase in outstanding purchase hedges.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income before income taxes and OCI.

Interest Rate Sensitivity

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the balance sheet date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percentage point increase in interest rates on our income before income taxes and OCI. A positive amount indicates an increase in income before income taxes and OCI.

	2013		2012
(in thousands)	Impact on income before income taxes EUR	Impact on OCI EUR	Impact on income before income taxes EUR	Impact on OCI EUR

Effect of a 1.0 percent point increase in interest rates	19,969	1,183	20,706	1,488

The positive effect on income before income taxes mainly relates to our cash and cash equivalents and short-term investments. The positive effect on OCI, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.

For a 1.0 percentage point decrease in interest rates there would be a lower opposite effect on income before income taxes and OCI due to the current interest rates.

See notes 4 and 5 to our Financial Statements for more information on our Financial Risk Management including Credit Risk Management.

Item 12 Description of Securities Other Than Equity Securities

Not applicable.

ASML ANNUAL REPORT 2013	58

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2013, ASML’s senior management conducted an evaluation, under the supervision and with the participation of ASML’s CEO and CFO, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s CEO and CFO have concluded that, as of December 31, 2013, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML is accumulated and communicated to ASML’s management, including ASML’s CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of ASML’s CEO and CFO, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting as of December 31, 2013 based upon the framework in “Internal Control – Integrated Framework” (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2013 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements for external purposes in conformity with US GAAP.

Deloitte Accountants B.V., an independent registered public accounting firm, has audited the Financial Statements included in Item 18 “Financial Statements” and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ASML ANNUAL REPORT 2013	59

Item 16

A. Audit Committee Financial Expert

Our Supervisory Board has determined that effective March 18, 2004, Mr. Fritz Fröhlich, an independent member of the Supervisory Board, qualifies as the Audit Committee Financial Expert. See also Item 6.A. “Directors and Senior Management” and Item 6.C. “Practices”.

B. Code of Ethics

Code of Conduct

We strive to do business on the basis of fairness, good faith and integrity. Our Code of Conduct, which amongst others applies to all our employees sets out our ethical position on topics such as:

•	Respect for the different cultural identities of our employees, stakeholders and customers;
•	Zero tolerance of any form of discrimination or harassment;
•	Promoting honest, ethical and transparent conduct, including in the handling of actual or apparent conflicts of interest between personal and professional relationships;
•	Conducting our business in good faith and with integrity; and
•	Complying with all applicable laws and regulations.

The complete Code of Conduct can be found in the corporate governance section of our corporate website.

Business Principles

The Code of Conduct has been translated into an internal set of practical Business Principles which contain rules for day-to-day operations for employees. These Business Principles focus on five areas:

•	Show respect for people and the planet;
•	Operate with integrity;
•	Preserve intellectual Property and other assets;
•	Manage exposures by following processes; and
•	Adhere to our Business Principles and applicable laws.

Code of Conduct Complaints

We encourage our employees to discuss or report any behavior that may violate our Code of Conduct. ASML has a procedure for reporting issues breaching the Code of Conduct including complaints of a financial nature (Whistleblower’s policy). We encourage our employees to speak up and feel free to raise ethical issues without the fear of retaliation. For those who feel more comfortable speaking up anonymously, there is an external hotline (phone and webmail). The reporting procedures for Code of Conduct violations can be found in the corporate governance section of our corporate website.

C. Principal Accountant Fees and Services

Deloitte Accountants B.V. has served as our independent registered public accounting firm for the years ending December 31, 2013 and 2012. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its member firms and/or affiliates in 2013 and 2012:

Year ended December 31 (in thousands)	2013 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR	2012 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR

Audit fees in relation to annual reports	1,559	-	1,559	1,002	-	1,002
Other audit fees	-	364	364	-	352	352
Audit-related fees	120	-	120	149	-	149
Tax fees	-	347	347	-	353	353
Other	-	-	-	-	247	247

Principal accountant fees and services	1,679	711	2,390	1,151	952	2,103

ASML ANNUAL REPORT 2013	60

Audit Fees and Other Audit Fees

Audit fees primarily relate to the audit of our Financial Statements as set out in our Annual Report, our Statutory Annual Report, agreed upon procedures on our quarterly financial results and services related to statutory and regulatory filings of ASML and its subsidiaries.

Audit-related Fees

Audit-related fees mainly related to various audit services not related to our Financial Statements.

Tax Fees

Tax fees can be detailed as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Corporate Income Tax compliance services	186	123
Tax assistance for expatriate employees	2	79
Other tax advisory and compliance	159	151

Tax fees	347	353

The Audit Committee has approved the external audit plan and related audit fees for the year 2013.

The Audit Committee will monitor compliance with the Dutch rules on non-audit services provided by our independent registered public accounting firm, which outlines strict separation of audit and advisory services for Dutch public interest entities. Furthermore, we will start our audit proposal process (mandatory firm rotation, not applicable to financial years before January 1, 2016) in 2014.

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

On April 17, 2013, we announced our intention to purchase up to an amount of EUR 1.0 billion of our own shares within the 2013-2014 timeframe, starting April 18, 2013. Up to December 31, 2013, we had purchased 4,614,179 of our shares at an average price of EUR 65.02 per share. The shares purchased are intended to be cancelled in 2014.

The following tables provide a summary of shares repurchased by ASML in 2013 and a historic overview of previous share buyback programs, respectively:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR)

April 18 - 30, 2013	297,500	55.35	297,500	983,534,770
May 2 - 31, 2013	389,974	61.76	687,474	959,449,401
June 1 - 30, 2013	749,434	60.39	1,436,908	914,192,630
July 1 - 31, 2013	321,486	65.20	1,758,394	893,232,250
August 1 - 31, 2013	283,097	67.83	2,041,491	874,028,834
September 1 - 30, 2013	179,146	69.06	2,220,637	861,656,533
October 3 - 31, 2013	556,443	69.34	2,777,080	823,072,791
November 1 - 30, 2013	962,146	66.76	3,739,226	758,841,727
December 1 - 31, 2013	874,953	67.25	4,614,179	700,000,036

Total	4,614,179	65.02

ASML ANNUAL REPORT 2013	61

Period	Year	Total amount paid (in EUR millions)	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Reduction of Shares Outstanding vs Beginning of Year (Percentage)

Share Buybacks	2006	677.2	40,385,139	16.77	8.3
Synthetic Share Buyback	2007	1,011.9	55,093,409	18.37	11.5
Share Buybacks	2007	359.8	17,000,000	21.16	3.6
Share Buybacks	2008	87.6	5,000,000	17.52	1.1
Share Buybacks	2011	700.0	25,674,576	27.26	5.9
Synthetic Share Buyback	2012	3,728.3	93,411,216	39.91	22.6
Share Buybacks	2012	535.2	13,478,058	39.71	3.3
Share Buybacks	2013	300.0	4,614,179	65.02	1.1

Total / Average[1]		3,671.7	161,245,361	22.77	33.3

1	Totals, average and percentage are excluding the synthetic share buyback executed in 2012 as part of our CCIP. The percentage represents the reduction of shares outstanding compared to January 1, 2006.

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

•

ASML does not follow NASDAQ’s requirement regarding distribution to shareholders of copies of an Annual Report containing audited Financial Statements prior to our AGM. The distribution of Annual Reports to shareholders is not required under Dutch corporate law or Dutch securities laws, or by NYSE Euronext Amsterdam. Furthermore, it is generally accepted business practice for Dutch companies not to distribute Annual Reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the Annual Reports. Instead, we make our Annual Report available at our corporate head office in the Netherlands (and at the offices of our Dutch listing agent as stated in the convening notice for the meeting) approximately two weeks prior to convocation of the AGM. In addition, we post a copy of our Annual Report on our website prior to the AGM.

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

H. Mine Safety Disclosure

Not applicable.

ASML ANNUAL REPORT 2013	62

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

In response to this item, we incorporate herein by reference our Financial Statements set out on pages F-2 through F-54 hereto.

Item 19 Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 13 to the Registrant’s, Registration Statement on Form 8-A/A, filed with the SEC on February 8, 2013)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000)[1]
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)[1]
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)[1]
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)[1]
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the SEC on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the SEC on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.15	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.16	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.19	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.20	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.21	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on November 2, 2007 (file No. 333-147128))
4.22	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the SEC on August 29, 2008 (file No. 333-153277))
4.23	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 29, 2008 (file No. 333-153277))

ASML ANNUAL REPORT 2013	63

Exhibit No.	Description
4.24	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))
4.25	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))
4.26	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))
4.27	Investment Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)
4.28	450mm NRE Funding Agreement between ASML Holding N.V., and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)[1]
4.29	EUV NRE Funding Agreement between ASML Holding N.V., and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)[1]
4.30	Shareholder Agreement between ASML Holding N.V. and Intel Holdings B.V., Intel Corporation and Stichting Administratiekantoor MAKTSJAB dated September 12, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)
4.31	Agreement and Plan of Merger by and among ASML Holding N.V., Kona Acquisition Company, Inc. Cymer, Inc. and certain other parties set forth therein, date October 16, 2012 (incorporated by reference to Annex A to the Registrant’s Registration Statement on Form F-4 filed with the SEC on November 21, 2012 (file No. 333-185120))
8.1	List of Main Subsidiaries[2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934[2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002[2]
15.1	Consent of Deloitte Accountants B.V.[2]
101.INS	XBRL Instance Document[2]
101.SCH	XBRL Taxonomy Extension Schema Document[2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document[2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document[2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document[2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document[2]

1 Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

2 Filed at the SEC herewith.

ASML is party to two debt instruments under which the total amount of securities under each debt instrument does not exceed 10 percent of the total assets of ASML and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b)(i) of the instructions to the exhibits to Form 20-F, ASML agrees to furnish a copy of such instruments to the Commission upon request.

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ASML Holding N.V. (Registrant)

/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
President, CEO and member of the Board of Management
Dated: February 11, 2014

/s/ Wolfgang U. Nickl
Wolfgang U. Nickl
Executive Vice President and CFO
Dated: February 11, 2014

ASML ANNUAL REPORT 2013	64

Financial Statements

Index to Financial Statements

F-2	Consolidated Statements of Operations

F-3	Consolidated Statements of Comprehensive Income

F-4	Consolidated Balance Sheets

F-5	Consolidated Statements of Shareholders’ Equity

F-6	Consolidated Statements of Cash Flows

F-7	Notes to the Consolidated Financial Statements

F-54	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2013	F-1

Consolidated Statements of Operations

Notes	Year ended December 31 (in thousands, except per share data)	2013 EUR	2012 EUR	2011 EUR

21	Net system sales	3,993,129	3,801,632	4,883,913
	Net service and field option sales	1,252,197	929,923	767,122

21	Total net sales	5,245,326	4,731,555	5,651,035
	Cost of system sales	(2,233,621)	(2,198,921)	(2,793,931)
	Cost of service and field option sales	(834,443)	(527,377)	(407,714)

22	Total cost of sales	(3,068,064)	(2,726,298)	(3,201,645)

	Gross profit	2,177,262	2,005,257	2,449,390
28	Other income	64,456	-	-
22, 23	Research and development costs	(882,029)	(589,182)	(590,270)
22	Selling, general and administrative costs	(311,741)	(259,301)	(217,904)

	Income from operations	1,047,948	1,156,774	1,641,216
24	Interest and other, net	(24,471)	(6,196)	7,419

	Income before income taxes	1,023,477	1,150,578	1,648,635
20	Provision for income taxes	(7,987)	(4,262)	(181,675)

	Net income	1,015,490	1,146,316	1,466,960
1	Basic net income per ordinary share	2.36	2.70	3.45
1	Diluted net income per ordinary share[1]	2.34	2.68	3.42
	Number of ordinary shares used in computing per share amounts (in thousands)
1	Basic	429,770	424,096	425,618
1	Diluted[1]	433,446	426,986	429,053

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML ANNUAL REPORT 2013	F-2

Consolidated Statements of Comprehensive Income

Notes	Year ended December 31 (in thousands)	2013 EUR	2012 EUR	2011 EUR

	Net income	1,015,490	1,146,316	1,466,960

	Other comprehensive income:

	Foreign currency translation, net of taxes:
4	Gain (loss) on foreign currency translation	(113,779)	8,063	(17,473)

	Financial instruments, net of taxes:
4	Gain (loss) on derivative financial instruments	(5,370)	214	(4,610)
4	Transfers to net income	(2,276)	(7,761)	51,963

	Other comprehensive income, net of taxes	(121,425)	516	29,880

	Total comprehensive income, net of taxes	894,065	1,146,832	1,496,840
	Attributable to equity holders	894,065	1,146,832	1,496,840

ASML ANNUAL REPORT 2013	F-3

Consolidated Balance Sheets

Notes	As of December 31 (in thousands, except share and per share data)	2013 EUR	2012 EUR

	Assets
5	Cash and cash equivalents	2,330,694	1,767,596
5	Short-term investments	679,884	930,005
6	Accounts receivable, net	878,321	605,288
7	Finance receivables, net	250,472	265,167
20	Current tax assets	32,333	57,116
8	Inventories, net	2,393,022	1,856,970
20	Deferred tax assets	124,431	103,695
9	Other assets	336,421	246,005

	Total current assets	7,025,578	5,831,842

7	Finance receivables, net	46,017	38,621
20	Deferred tax assets	139,513	39,443
9	Other assets	298,559	311,538
10	Goodwill	2,088,589	149,168
11	Other intangible assets, net	697,634	9,943
12	Property, plant and equipment, net	1,217,840	1,029,923

	Total non-current assets	4,488,152	1,578,636

	Total assets	11,513,730	7,410,478

	Liabilities and shareholders’ equity
	Accounts payable	625,870	188,961
13	Accrued and other liabilities	2,216,882	1,880,370
20	Current tax liabilities	15,803	10,791
15	Current portion of long-term debt	4,385	3,610
14	Provisions	2,227	2,280
20	Deferred and other tax liabilities	3,494	271

	Total current liabilities	2,868,661	2,086,283

15	Long-term debt	1,070,185	755,880
20	Deferred and other tax liabilities	364,695	88,307
14	Provisions	4,620	7,974
13	Accrued and other liabilities	283,142	405,141

	Total non-current liabilities	1,722,642	1,257,302

	Total liabilities	4,591,303	3,343,585

17, 19	Commitments and contingencies	-	-

	Cumulative Preference Shares; EUR 0.09 nominal value; 700,000,000 shares authorized at December 31, 2013 and 2012; none issued and outstanding at December 31, 2013 and 2012;	-	-

	Ordinary Shares B; EUR 0.01 nominal value; 9,000 shares authorized at December 31, 2013 and 2012; none issued and outstanding per December 31, 2013 and 2012;	-	-

Ordinary Shares; EUR 0.09 nominal value;

699,999,000 shares authorized at December 31, 2013;

440,852,334 issued and outstanding at December 31, 2013;

699,999,000 shares authorized at December 31, 2012;

407,165,221 issued and outstanding at December 31, 2012;

	Issued and outstanding shares	40,092	37,470
	Share premium	2,912,862	483,651
	Treasury shares at cost	(364,702)	(464,574)
	Retained earnings	4,376,613	3,931,359
	Accumulated other comprehensive income	(42,438)	78,987

26	Total shareholders’ equity	6,922,427	4,066,893

	Total liabilities and shareholders’ equity	11,513,730	7,410,478

ASML ANNUAL REPORT 2013	F-4

Consolidated Statements of Shareholders’ Equity

		Issued and Outstanding Shares			Treasury		Accumulated OCI EUR
Notes	(in thousands)	Number[1]	Amount EUR	Share Premium EUR	Shares at cost EUR	Retained Earnings EUR			Total EUR

	Balance at January 1, 2011	436,593	39,293	471,253	(151,672)	2,366,443	48,591		2,773,908

	Components of comprehensive income:
	Net income	-	-	-	-	1,466,960	-		1,466,960
4	Foreign Currency Translation, net of taxes	-	-	-	-	-	(17,473)		(17,473)
4	Gain on financial instruments, net of taxes	-	-	-	-	-	47,353		47,353
	Total comprehensive income	-	-	-	-	1,466,960	29,880		1,496,840

26, 27	Purchase of treasury shares	(25,675)	-	-	(700,452)	-	-		(700,452)
26, 27	Cancellation of treasury shares	-	(1,187)	-	373,801	(372,614)	-		-
18, 22	Share-based payments	-	-	12,430	-	-	-		12,430
18	Issuance of shares	2,751	248	(10,629)	61,906	(17,441)	-		34,084
26	Dividend paid	-	-	-	-	(172,645)	-		(172,645)
18, 20	Tax deficit from share-based payments	-	-	(11)	-	-	-		(11)

	Balance at December 31, 2011	413,669	38,354	473,043	(416,417)	3,270,703	78,471	[2]	3,444,154

	Components of comprehensive income:
	Net income	-	-	-	-	1,146,316	-		1,146,316
4	Foreign Currency Translation	-	-	-	-	-	8,063		8,063
4	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,547)		(7,547)
	Total comprehensive income	-	-	-	-	1,146,316	516		1,146,832

	CCIP:
26, 28	Issuance of shares	96,566	8,691	3,968,677	-	-	-		3,977,368
26, 28	Fair value differences[3]	-	-	(123,416)	-	-	-		(123,416)
26, 28	Capital repayment[4]	(93,411)	(8,691)	(3,845,261)	125,628	-	-		(3,728,324)

26, 27	Purchase of treasury shares	(13,478)	(198)	-	(535,175)	-	-		(535,373)
26, 27	Cancellation of treasury shares	-	(1,030)	-	294,752	(293,722)	-		-
18, 22	Share-based payments	-	-	18,714	-	-	-		18,714
18	Issuance of shares	3,819	344	(10,222)	66,638	(3,046)	-		53,714
26	Dividend paid	-	-	-	-	(188,892)	-		(188,892)
18, 20	Tax benefit from share-based payments	-	-	2,116	-	-	-		2,116

	Balance at December 31, 2012	407,165	37,470	483,651	(464,574)	3,931,359	78,987	[2]	4,066,893

	Components of comprehensive income:
	Net income	-	-	-	-	1,015,490	-		1,015,490
4	Foreign Currency Translation	-	-	-	-	-	(113,779)		(113,779)
4	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,646)		(7,646)
	Total comprehensive income	-	-	-	-	1,015,490	(121,425)		894,065

	CCIP:
26, 28	Fair value differences[5]	-	-	20,956	-	-	-		20,956

26, 27	Purchase of treasury shares	(4,614)	-	-	(300,000)	-	-		(300,000)
26, 27	Cancellation of treasury shares	-	(854)	-	349,261	(348,407)	-		-
18, 22	Share-based payments[6]	-	-	95,895	-	-	-		95,895
18	Issuance of shares[7]	38,301	3,476	2,309,250	50,611	(5,744)	-		2,357,593
26	Dividend paid	-	-	-	-	(216,085)	-		(216,085)
18, 20	Tax benefit from share-based payments	-	-	3,110	-	-	-		3,110

	Balance at December 31, 2013	440,852	40,092	2,912,862	(364,702)	4,376,613	(42,438)	[2]	6,922,427

1	As of December 31, 2013, the number of issued shares was 446,822,452. This includes the number of issued and outstanding shares of 440,852,334 and the number of treasury shares of 5,970,118. As of December 31, 2012, the number of issued shares was 419,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246.
2	As of December 31, 2013, accumulated OCI, net of taxes, consists of EUR 30.2 million relating to foreign currency translation loss (2012: EUR 83.5 million; 2011: EUR 75.5 million) and EUR 12.2 million relating to unrealized losses on financial instruments (2012: EUR 4.5 million losses; 2011: EUR 3.0 million gains).
3	The difference between the fair value of the shares and the subscription price of the shares issued to the Participating Customers in the CCIP.
4	In 2012, as part of the capital repayment, EUR 3,728.3 million of shareholders’ equity was returned to our shareholders (excluding Participating Customers in the CCIP) and the number of shares was reduced by 23 percent. See Note 26.
5	EUR 21.0 million is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).
6	Share-based payments include an amount of EUR 43.5 million in relation to the fair value compensation of unvested equity awards exchanged as part of acquisition of Cymer.
7	Issuance of shares includes 36,464,576 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,346.7 million. The difference of EUR 1.0 million with the fair value of shares as disclosed in Note 2 is explained by 14,533 shares still to be issued to former Cymer shareholders.

ASML ANNUAL REPORT 2013	F-5

Consolidated Statements of Cash Flows

Notes	Year ended December 31 (in thousands)	2013 EUR		2012 EUR		2011 EUR

	Cash Flows from Operating Activities
	Net income	1,015,490		1,146,316		1,466,960

	Adjustments to reconcile net income to net cash flows from operating activities:
11, 12	Depreciation and amortization	228,775		186,620		165,185
10, 11, 12	Impairment	13,057		3,234		12,272
12	Loss on disposal of property, plant and equipment[1]	2,823		2,272		3,368
18	Share-based payments	52,371		18,714		12,430
6	Allowance for doubtful receivables	1,062		458		849
8	Allowance for obsolete inventory	164,852		130,911		60,300
20	Deferred income taxes	(22,658)		(72,374)		63,250
	Changes in assets and liabilities:
6	Accounts receivable	(192,149)		246,982		267,209
7	Finance receivables	9,277		(225,103)		(37,301)
8	Inventories[1]	(518,121)		(352,716)		(276,243)
9	Other assets	(32,941)		19,117		(58,292)
13, 14	Accrued and other liabilities	(57,282)		(147,691)		589,217
	Accounts payable	321,486		(225,083)		(126,234)
20	Current income taxes	68,131		(28,179)		(72,530)

	Net cash provided by operating activities	1,054,173		703,478		2,070,440

	Cash Flows from Investing Activities
12	Purchase of property, plant and equipment[1]	(210,804)		(171,878)		(300,898)
11	Purchase of intangible assets	(4,000)		(7,658)		-
5	Purchase of available for sale securities	(904,856)		(1,379,997)		-
5	Maturity of available for sale securities	1,195,031		449,992		-
	Acquisition of subsidiaries (net of cash acquired)	(443,712)	[2]	(10,292)		-

	Net cash used in investing activities	(368,341)		(1,119,833)		(300,898)

	Cash Flows from Financing Activities
26	Dividend paid	(216,085)		(188,892)		(172,645)
26, 27	Purchase of shares	(300,000)		(535,373)		(700,452)
	Net proceeds from issuance of shares	31,822		3,907,666	[3]	34,084
	Net proceeds from issuance of notes	740,445	[4]	-		-
	Repurchase of notes	(368,303)	[5]	-		-
26	Capital Repayment	-		(3,728,324)	[6]	-
	Deposits from customers	-		-		(150,000)
15	Repayment of debt	(4,100)		(2,776)		(2,537)
18, 20	Tax benefit (deficit) from share-based payments	3,110		2,116		(11)

	Net cash provided by (used in) financing activities	(113,111)		(545,583)		(991,561)

	Net cash flows	572,721		(961,938)		777,981
	Effect of changes in exchange rates on cash	(9,623)		(2,248)		3,967

	Net increase (decrease) in cash and cash equivalents	563,098		(964,186)		781,948
5	Cash and cash equivalents at beginning of the year	1,767,596		2,731,782		1,949,834

5	Cash and cash equivalents at end of the year	2,330,694		1,767,596		2,731,782

	Supplemental Disclosures of Cash Flow Information:
	Interest paid	(50,535)		(37,906)		(35,919)
	Income taxes paid	(2,278)		(109,504)		(202,312)

1	An amount of EUR 115.9 million (2012: EUR 204.8 million, 2011: EUR 300.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory, an amount of EUR 12.5 million (2012: EUR 9.6 million, 2011: EUR 17.7 million) relates to other non-cash movements (mainly investments not yet paid and inceptions of finance lease arrangements) and an amount of EUR 48.2 million (2012: EUR 222.9 million, 2011: EUR 145.3 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 12.
2	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.
3	The net proceeds from issuance of shares includes an amount of EUR 3,853.9 million related to the share issuances in connection to the CCIP.
4	Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the offering of our EUR 750 million 3.375 percent senior notes due 2023.
5	Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 2017 including the partial unwinding of the related interest rate swaps.
6	The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback in November 2012.

ASML ANNUAL REPORT 2013	F-6

Notes to the Consolidated Financial Statements

1. General Information / Summary of Significant Accounting Policies

ASML, with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, selling and servicing of advanced semiconductor equipment systems, exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.

Our shares are listed for trading in the form of registered shares on NASDAQ and on NYSE Euronext Amsterdam. The principal trading market of our ordinary shares is NYSE Euronext Amsterdam.

Basis of Preparation

The accompanying Consolidated Financial Statements are stated in thousands of EUR unless indicated otherwise.

The accompanying Consolidated Financial Statements have been prepared in conformity with US GAAP.

On May 30, 2013 we acquired 100 percent of the issued share capital of Cymer. Comparative financial information presented in the Consolidated Financial Statements does not include Cymer, unless stated otherwise.

Use of Estimates

The preparation of ASML’s Consolidated Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of sales and costs during the reported periods. Actual results could differ from those estimates.

Principles of Consolidation

The Consolidated Financial Statements include the Financial Statements of ASML Holding N.V. and all of its subsidiaries and the VIE of which ASML is the primary beneficiary. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Subsidiaries

Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than half of the voting rights. As from the date that these criteria are met, the financial data of the relevant subsidiaries are included in the consolidation.

Business Combinations

Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred at fair value, the fair value of identifiable assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e. the date at which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.

Variable Interest Entities

We assess whether we have a controlling financial interest in any VIE and, thus, whether we are the VIE’s primary beneficiary. ASML shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics: a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If ASML has a controlling financial interest in a VIE, it is required to consolidate the VIE.

Foreign Currency translation

The financial information for subsidiaries outside the euro-zone is generally measured using local currencies as the functional currency. The Financial Statements of those foreign subsidiaries are translated into euros in the preparation of ASML’s consolidated financial statements. Assets and liabilities are translated into euros at the exchange rate in effect on the respective balance sheet dates. Income and costs are translated into euros based on the average exchange rate for the corresponding period. The resulting translation adjustments are recorded directly in shareholders’ equity.

ASML ANNUAL REPORT 2013	F-7

Derivative Financial Instruments

We principally use derivative hedging instruments for the management of foreign currency risks and interest rate risks. We measure all derivative hedging instruments based on fair values derived from market prices of the instruments. We adopt hedge accounting for hedges that are highly effective in offsetting the identified hedged risks taking into account required effectiveness criteria.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. We designate certain derivatives as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, that are attributable to a particular risk (fair value hedge); or
•	A hedge of the exposure to variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash flow hedge).

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

Fair Value Hedge

Changes in the fair value of a derivative financial instrument, that is designated and qualified as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the Consolidated Statements of Operations.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the Consolidated Statements of Operations from that date.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the Consolidated Statements of Operations as “interest and other, net”.

Cash Flow Hedge

Changes in the fair value of a derivative that is designated and qualified as a cash flow hedge are recorded in OCI, net of taxes, until the underlying hedged transaction is recognized in the Consolidated Statements of Operations. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is released from OCI and included in the Consolidated Statements of Operations, unless, extenuating circumstances exist that are related to the nature of the forecasted transaction and are outside our control or influence and which cause the forecasted transaction to be probable of occurring on a date that is beyond the specified time period.

Foreign currency hedging instruments that are being used to hedge cash flows related to forecasted sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the Consolidated Statements of Operations in “net sales” or “cost of sales”.

Interest rate swaps that are being used to hedge changes in the variability of future interest cash flows to certain of our operating lease obligations are designated as cash flow hedges. The changes in fair value of the derivatives are intended to offset changes in future interest cash flows of such operating lease obligations. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest cash flows is recognized in the Consolidated Statements of Operations as “interest and other, net”.

Net Investment Hedge

Foreign currency hedging instruments that are being used to hedge changes in the value of a net investment are designated as net investment hedges. Changes in the fair value of a derivative that is designated and qualifies as a net investment hedge are recorded in OCI, net of taxes. The gain or loss relating to the ineffective portion is recognized in the Consolidated Statements of Operations as “interest and other, net”. Gains and losses accumulated in OCI are recognized in the Consolidated Statements of Operations when the foreign operation is (partially) disposed or sold.

ASML ANNUAL REPORT 2013	F-8

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Short-term Investments

Investments with remaining maturities longer than three months and less than one year at the date of acquisition are presented as short-term investments. The short-term investments are classified as available-for-sale securities and are stated at fair value. Gains and losses, other than impairments, interest income and foreign exchange results, are recognized in OCI until the short-term investments are derecognized. Upon derecognition, the cumulative gain or loss recognized in OCI, is recognized in the Consolidated Statements of Operations.

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

Intangible Assets

Goodwill

Goodwill represents the excess of the costs of an acquisition over the fair value of the amounts assigned to assets acquired and liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to reporting units for the purpose of impairment testing. The allocation is made to those reporting units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested for impairment annually at the end of the third quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is stated at cost less accumulated impairment losses.

Other Intangible Assets

Other intangible assets include brands, intellectual property, developed technology, customer relationships, in-process R&D and other intangible assets. Other intangible assets are stated at cost, less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method based on the estimated useful lives of the assets. The following table presents the estimated useful lives of ASML’s finite-lived other intangible assets:

Category	Estimated useful life

Brands	20 years
Intellectual property	3 - 10 years
Developed technology	6 - 15 years
Customer relationships	8 - 18 years
Other	2 - 6 years

Infinite-lived other intangibles assets are tested for impairment annually at the end of the third quarter and whenever events or changes in circumstances indicate that the carrying amount of the infinite-lived other intangible assets may not be recoverable.

ASML ANNUAL REPORT 2013	F-9

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

The following table presents the estimated useful lives of ASML’s property, plant and equipment:

Category	Estimated useful life

Buildings and constructions	5 - 45 years
Machinery and equipment	2 - 10 years
Leasehold improvements	5 - 10 years
Furniture, fixtures and other equipment	3 - 5 years

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

Goodwill is tested for impairment annually at the end of the third quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The test is based on a two-step approach for each reporting unit (being an operating segment or one level below an operating segment) in which goodwill has been recorded. First, recoverability is tested by comparing the carrying amount of the reporting unit including goodwill with the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. Goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Other intangible assets and property, plant and equipment are tested for impairment based on a two-step approach. First, the recoverability is tested by comparing the carrying amount of the other intangible assets and property, plant and equipment with their fair value, being the sum of the related undiscounted future cash flows. Second, if the carrying amount of the other intangible assets and property, plant and equipment is higher than this fair value the assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In determining the fair value of a long-lived asset (other than goodwill), we make estimates about future cash flows. These estimates are based on our financial plan updated with the latest available projection of the semiconductor market conditions and our sales and cost expectations, which are consistent with the plans and estimates that we use to manage our business. We also make estimates and assumptions concerning WACC and future inflation rates. It is possible that actual results may differ from our plans, estimates and assumptions, which may require impairment of certain long-lived assets (other than goodwill). Future adverse changes in market conditions may also require impairment of certain long-lived assets (other than goodwill), which could have a material adverse effect on our financial condition and results of operations.

Provisions

Provisions for lease contract termination costs are recognized when costs will continue to be incurred under a contract for its remaining term without economic benefit to us and we cease using the rights conveyed by the contract. The provisions are measured at fair value, which for an operating lease contract is determined based on the remaining lease payments reduced by the estimated sublease payments that could be reasonably obtained.

ASML ANNUAL REPORT 2013	F-10

Revenue Recognition

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Prior to shipment, systems undergo a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all contractual specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as our second- and third-generation EUV systems (NXE:3100 and NXE:3300B), we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 1999 (TWINSCAN) and 2010 (EUV).

We have no significant repurchase commitments in our general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, we resell those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2013 and 2012, ASML had no repurchase commitments.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. In addition, we offer volume discounts to customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in net sales at time of shipment. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element sales transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Net sales are recognized excluding the taxes levied on sales (net basis).

In the event of expected losses on executory contracts, we recognize a liability for the amount that the cost of settling the contract exceeds the amount of the contract price. When we satisfy these contracts, we derecognize the related liability.

Multiple Element Arrangements

The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. As of January 1, 2011, we have adopted ASU 2009-13, “Sales Arrangements with Multiple Deliverables” which amended the guidance on arrangements with multiple deliverables in ASC 605-25. The amended standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

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

ASML ANNUAL REPORT 2013	F-11

to have stand-alone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, our sales arrangements do not include a general right of return relative to the delivered products. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

The hierarchy of evidence to determine a selling price in ASC 605-25 is as follows:

•	VSOE – the price at which we sell the element in a separate stand-alone transaction;
•	TPE – evidence from us or other companies of the value of a largely interchangeable element in a transaction;
•	BESP – our best estimate of the selling price of an element in the transaction.

To determine the selling price in multiple elements arrangements, we establish VSOE of the selling price for installation, training services and prepaid extended and enhanced (optic) warranty contracts. VSOE for installation is determined based on the prices that we charge for billable labor and materials consumed in comparable services (such as relocating a system to another customer site). VSOE for prepaid extended and enhanced (optic) warranty contracts is determined on the basis of similair products we sell on a standalone basis, such as full service contracts and billable lens swaps, and which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When we are unable to establish the selling price using VSOE or TPE, we use BESP. The objective of using estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and external factors including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies. We review selling prices annualy and maintain internal controls over the establishment and updates of these estimates.

Lease Arrangements

A lease is classified as a sales-type lease if any of the following lease classification criteria is met at its inception:

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

In addition, revenue is recognized at commencement of the lease term. The present value of the lease payments is recognized as a finance receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned interest in the Consolidated Statements of Operations.

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

The extended and enhanced (optic) warranty on our system is accounted for as a separate element of multiple element revenue recognition transactions.

ASML ANNUAL REPORT 2013	F-12

Customer Co-Investment Program

In connection with the CCIP, we entered into investment agreements, Shareholders Agreements and NRE Funding Agreements and commercial agreements with Participating Customers.

The investment agreements, Shareholder Agreements, NRE Funding Agreements and commercial agreement are accounted for as a multiple-element arrangement with each of the Participating Customers. Based upon ASC 605-25 Multiple-Element Arrangements guidance, the following two separate elements are identified for each arrangement: (1) the share issuance (governed by the investment agreement and the Shareholder Agreement) and (2) the NRE funding and commercial discounts and credits (governed by the NRE Funding Agreement and the commercial agreement with Intel).

The shares issued to the Participating Customers are recorded at fair value based on quoted share prices (EUR 3,977.4 million) with the remaining aggregate arrangement consideration allocated to the NRE funding and commercial discounts and credits. The difference between the fair value of the shares and the subscription price of the shares (EUR 39.91) was recorded as a deduction from shareholders’ equity upon issuance of the shares (EUR 123.4 million). Shareholders’ equity is increased to the fair value of the shares as the portion of the NRE funding allocable to the shares is received over the NRE funding period (2013-2017). The amounts are deemed receivables from the Participating Customers in their capacity as shareholders of ASML.

A significant related party relationship exists between ASML and Intel as a result of the equity investment made by Intel as part of the CCIP. Based on the commercial discounts and credits (governed by the Commercial Agreement with Intel) and the significant related party relationship, all NRE funding will be deferred and recognized in the Consolidated Statement of Operations only when the commercial discounts and credits are earned.

In addition see also other income for further explanation on the accounting policies with respect to CCIP.

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

Other Income

The portion of the NRE funding from TSMC and Samsung not allocable to the shares issued to those Participating Customers under the CCIP is recognized in Other income when the R&D costs relating to the development of 450mm lithography equipment and EUV platforms are recognized over the NRE funding period (2013-2017).

R&D Costs and Credits

Costs relating to R&D are charged to operating expenses as incurred. ASML receives subsidies and other grants from several Dutch and international (inter-)governmental institutes. These subsidies and other government grants that cover R&D costs relating to approved projects are recorded as R&D credits in the R&D line in the Consolidated Statements of Operations in the period in which such costs occur.

Government grants are not recognized until there is reasonable assurance that ASML will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that ASML should purchase, construct or otherwise acquire non-current assets are recognized as deferred income in the Consolidated Balance Sheets and transferred to the Consolidated Statements of Operations on a systematic and rational basis over the useful lives of the related assets.

ASML ANNUAL REPORT 2013	F-13

Other government grants are recognized as income over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis. Government grants that are received as compensation for expenses or losses already incurred, or for the purpose of giving immediate financial support to ASML with no future related costs are recognized in the Consolidated Statements of Operations in the period in which they become receivable.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale.

Share-based Payments

The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant-date fair value of stock options and shares. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bond with high credit ratings and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of our shares listed at NYSE Euronext Amsterdam on the grant-date.

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

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes, and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

ASML ANNUAL REPORT 2013	F-14

Contingencies and Litigation

We are party to various legal proceedings generally incidental to our business, as disclosed in Note 19. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

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

The basic and diluted net income per ordinary share has been calculated in accordance with the following schedule:

Year ended December 31 (in thousands, except per share data)	2013 EUR	2012 EUR	2011 EUR

Net income	1,015,490	1,146,316	1,466,960

Weighted average number of shares outstanding during the year (after deduction of treasury stock)	429,770	424,096	425,618

Basic net income per ordinary share	2.36	2.70	3.45

Weighted average number of shares:	429,770	424,096	425,618
Plus shares applicable to:
Options and conditional shares	3,676	2,890	3,435

Dilutive potential ordinary shares	3,676	2,890	3,435

Adjusted weighted average number of shares	433,446	426,986	429,053

Diluted net income per ordinary share[1]	2.34	2.68	3.42

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

Comprehensive Income

Comprehensive income consists of net income (loss) and OCI.

OCI refers to gains and losses that are not included in net income (loss), but recorded directly in shareholders’ equity. For the years ending December 31, 2013 and 2012, comprehensive income consists of net income, unrealized gains and losses on financial instruments, being available-for-sale securities and derivative financial instruments designated for hedge accounting, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes. For the year ending December 31, 2011 comprehensive income consists of net income, unrealized gains and losses on financial instruments, being derivative financial instruments designated for hedge accounting, net of taxes and unrealized gains and losses on foreign currency translation, net of taxes.

ASML ANNUAL REPORT 2013	F-15

New US GAAP Accounting Pronouncements

For the below mentioned ASUs, issued in 2013, the impact on our Financial Statements needs to be assessed:

•

In February 2013, FASB issued ASU No. 2013-04 “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation is Fixed at the Reporting Date”. The objective of the amendments in this Update is to provide guidance for the recognition, measurement and disclosure of obligations resulting from joint an several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013.

•

In March 2013, FASB issued ASU No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”. The objective of the amendments in this Update is to resolve the diversity in practice about whether Subtopic 810-10, “Consolidation-Overall”, or Subtopic 830-30, ““Foreign Currency Matters-Translation of Financial Statements”, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013.

•

In July 2013, FASB issued ASU No. 2013-11 “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists”. Topic 740, Income Taxes, does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. There is diversity in practice in the presentation of unrecognized tax benefits in those instances. Some entities present unrecognized tax benefits as a liability unless the unrecognized tax benefit is directly associated with a tax position taken in a tax year that results in, or that resulted in, the recognition of a net operating loss or tax credit carry forward has not been utilized. Other entities present unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss or tax credit carry forward in certain circumstances. The objective of the amendments in this Update is to eliminate that diversity in practice. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013.

2. Business Combinations

On May 30, 2013, we concluded the acquisition of Cymer and obtained control through acquiring 100 percent of the issued share capital of Cymer, for a consideration of EUR 3.1 billion. There are no contingent consideration arrangements.

Prior to the acquisition, Cymer was an industry leader in developing and servicing lithography light sources used by chip manufacturers worldwide to pattern advanced semiconductor chips. Cymer has production facilities in San Diego, California, the United States of America and in Pyongtaek-city, South Korea, Asia.

The acquisition of Cymer will support our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers within the timeline required by our customers. In addition, there are opportunities to further enhance Cymer’s growing advanced immersion systems and related installed base products business.

ASML ANNUAL REPORT 2013	F-16

The following table summarizes the major classes of consideration transferred, and the recognized amounts of the fair value of the identifiable assets distributed and the fair value of the liabilities incurred or assumed at the acquisition date.

(in thousands)	May 30, 2013 EUR[1]

Cash and cash equivalents	84,129
Short-term investments	40,055
Accounts receivable, net	121,395
Finance receivables, net	611
Current tax assets	37,289
Inventories, net	301 ,279
Deferred tax assets	90,045
Other assets, current and non-current	29,418
Other intangible assets, net	751,542
Property, plant and equipment, net	124,308

Assets acquired	1,580,071

Accounts payable	151,412
Accrued and other liabilities, current and non-current	90,900
Deferred and other tax liabilities	297,977
Long-term debt, current and non-current	609

Liabilities assumed	540,898

Total net identifiable assets	1,039,173

Consideration paid in cash for the transaction on May 30, 2013	486,325
Fair value of shares[2]	2,347,663
Fair value of equity awards cash settled	41,516
Fair value of unvested equity awards to be exchanged	43,527
Gain on settlement of pre-existing relationships	178,427

Consideration transferred	3,097,458

Goodwill on acquisition	2,058,285

1	Amounts were converted into euro at the rate of USD/EUR 1.3043.
2	As part of the consideration transferred, Cymer shares were converted into a right to receive 36,479,109 ASML ordinary shares. These shares were valued at USD 83.94 being the opening price on NASDAQ at May 30, 2013. As at December 31, 2013, 14,533 ASML ordinary shares are still to be issued.

Prior to the acquisition, supply and R&D arrangements existed between Cymer and ASML. These pre-existing relationships were effectively settled as a result of the acquisition. We determined that the R&D arrangement as well as the supply arrangements (excluding EUV) were at current market terms and therefore no gain or loss was recognized. We determined that the EUV supply arrangements were favorable to ASML and therefore a gain of EUR 178.4 million was recognized in cost of sales within our Consolidated Statements of Operations. This gain was recognized separately from the business combination as it is not part of the assets acquired or liabilities assumed. The approach for quantifying the favorable component to ASML of the EUV supply arrangements is based on the assessment of the prices for such light sources if the EUV supply arrangements would have been renegotiated in May 2013. This approach is in line with (and offsets) the expected losses (for which a liability is recognized of EUR 171.2 million included in costs to be paid, see Note 13) to upgrade the first 11 EUV sources in the field, which was assumed by ASML as a result of the acquisition of Cymer.

The majority of the goodwill arising on the acquisition of Cymer is attributable to the fact that we believe that the acquisition will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of EUV technology. Without the acquisition, we do not believe that Cymer would have sufficient resources to complete the development of the EUV light source and as a result, the only way to make the EUV light source development successful without additional delay was through the acquisition of Cymer. We believe that the acquisition will allow us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, thereby reducing risk and increasing development speed. Also, synergies are expected from the combination. All goodwill has been allocated to the RU ASML. None of the goodwill recognized is expected to be deductible for income tax purposes.

ASML ANNUAL REPORT 2013	F-17

Cymer contributed EUR 178.7 million to net sales and a loss of EUR 138.5 million to net income (including a charge of EUR 85.5 million related to the purchase price allocation adjustments) for the period between the date of acquisition and December 31, 2013.

In 2013, we incurred EUR 7.8 million transaction costs relating to the acquisition of Cymer. These costs are included in SG&A.

The following unaudited pro forma summary presents estimated consolidated information of ASML as if the Cymer acquisition had occurred on January 1, 2012. These amounts have been calculated after applying our accounting policies and adjusting the results of Cymer to reflect the charges and benefits assuming the fair value adjustments had been applied from January 1, 2012 with the consequential tax effects.

Pro Forma Year ended December 31 (in millions)	Unaudited 2013 EUR		Unaudited 2012 EUR

Total net sales	5,362		5,053
Net income	1,031	[1]	965	[2]

1	Pro forma net income was adjusted to exclude EUR 60 million of non-recurring costs related to the fair value adjustments to acquisition date inventory and exclude EUR 30 million of acquisition related costs incurred in 2013.
2	Pro forma net income was adjusted to include EUR 60 million of non-recurring costs related to the fair value adjustments to acquisition date inventory and exclude EUR 15 million of acquisition related costs incurred in 2012.

3. Fair Value Measurements

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

Our available-for-sale financial instruments consist of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market prices for similar assets or discounted cash flow analysis.

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

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

ASML ANNUAL REPORT 2013	F-18

Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Balance Sheets under derivative financial instruments (within other current assets and other non-current assets) and the carrying amounts of the Eurobonds are adjusted for these fair value changes only. For the actual aggregate carrying amount and the fair value of our Eurobonds, see Note 15.

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2013 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments [1]	-	71,620	-	71,620
Money market funds [2]	535,000	-	-	535,000
Short-term investments [3]	304,884	375,000	-	679,884

Total	839,884	446,620	-	1,286,504

Liabilities
Long-term debt [4]	-	1,021,930	-	1,021,930
Derivative financial instruments[1]	-	11,652	-	11,652

Total	-	1,033,582	-	1,033,582

As of December 31, 2012 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments[1]	-	151,748	-	151,748
Money market funds [2]	385,420	-	-	385,420
Short-term investments [3]	279,988	650,017	-	930,005

Total	665,408	801,765	-	1,467,173

Liabilities
Long-term debt [4]	-	759,490	-	759,490
Derivative financial instruments [1]	-	10,893	-	10,893

Total	-	770,383	-	770,383

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 4.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt mainly relates to our Eurobonds (carrying amount as at December 31, 2013: EUR 1,021.9 million (2012: EUR 710.1 million)) and excludes accrued interest. For further details see Note 15.

There were no transfers between levels during the years ended December 31, 2013 and December 31, 2012.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In 2013, we recognized impairment charges of EUR 13.1 million (2012: EUR 3.2 million; 2011: EUR 12.3 million) on our property, plant and equipment, mainly relating to buildings (EUR 3.6 million) and machinery and equipment (EUR 8.0 million). Valuation of these assets is classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charge is determined based on the difference between the assets’ estimated fair value (being EUR 16.4 million) and their carrying amount. For further information, see Note 12.

We did not recognize any impairment charges for goodwill and other intangible assets during 2013. See Notes 10 and 11 for more information. For fair value measurements in relation to the acquisition of Cymer, we refer to Note 2.

4. Financial Risk Management

We are exposed to certain financial risks such as market risk (including foreign currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value.

Foreign Currency Risk Management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other costs are mainly denominated in euros, to a certain extent in U.S. dollar and Japanese Yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

ASML ANNUAL REPORT 2013	F-19

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

As of December 31, 2013, accumulated OCI includes EUR 10.7 million (net of taxes: EUR 9.5 million; 2012: EUR 5.3 million loss) representing the total anticipated loss to be charged to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted purchase transactions. All amounts are expected to be charged over the next 12 months. As of December 31, 2013, no amount was included in accumulated OCI representing the total anticipated gain to be released to sales (2012: EUR 4.3 million gain, net of taxes). The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2012 and 2013, no ineffective hedge relationships were recognized.

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

As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobonds due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2013, these hedges were highly effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobonds were included at the same time in the Consolidated Statements of Operations as the changes in the fair value of the interest rate swaps.

Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2013, these hedges were highly effective in hedging the cash flow exposure to interest rate movements.

Financial Instruments

We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

	2013		2012
As of December 31 (in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	986,986	8,583	262,146	16,805
Interest rate swaps[2]	1,013,053	51,385	624,900	124,050

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to our Eurobonds; the fair value of the interest rate swaps includes accrued interest.

The following table summarizes our derivative financial instruments per category:

	2013		2012
As of December 31 (in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps - cash flow hedges	-	3,598	-	4,780
Interest rate swaps - fair value hedges	54,983	-	128,830	-
Forward foreign exchange contracts - cash flow hedges	3	6,039	5,975	5,688
Forward foreign exchange contracts - other hedges (no hedge accounting)	16,634	2,015	16,943	425

Total	71,620	11,652	151,748	10,893

Less non-current portion:
Interest rate swaps - cash flow hedges	-	2,608	-	4,032
Interest rate swaps - fair value hedges	30,777	-	101,651	-

Total non-current portion	30,777	2,608	101,651	4,032

Total current portion	40,843	9,044	50,097	6,861

ASML ANNUAL REPORT 2013	F-20

The fair value part of a hedging derivative financial instruments that has a remaining term of 12 months or less after balance sheet date is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after balance sheet date, it is classified as non-current asset or liability. The current portion of derivative financial instruments is included in respectively other current assets and current accrued and other liabilities in the Consolidated Balance Sheets. The non-current portion of derivative financial instruments is included in, respectively, other non-current assets and non-current accrued and other liabilities in the Consolidated Balance Sheets.

For further information regarding our derivative financial instruments, see Notes 1 and 3.

Foreign Exchange Contracts

The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies U.S. dollar and Japanese yen at December 31, 2013 are USD 1,144.0 million and JPY 2.2 billion (2012: USD 159.8 million and JPY 8.4 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in OCI on forward foreign exchange contracts as of December 31, 2013 will be recognized in the Consolidated Statements of Operations in the period or periods during which the hedged forecasted transactions affect the Consolidated Statements of Operations.

In 2013, we recognized a net amount of EUR 2.3 million gain (2012: EUR 8.7 million gain; 2011: EUR 58.1 million loss) in the Consolidated Statements of Operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of EUR 62.5 million gain in the Consolidated Statements of Operations resulting from derivative financial instruments measured at fair value through profit or loss (2012: EUR 3.0 million gain; 2011: EUR 38.3 million loss).

Interest Rate Swaps

The notional principal amounts of the outstanding interest rate swap contracts as of December 31, 2013 were EUR 1,013.1 million (2012: EUR 624.9 million).

Credit Risk Management

Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.

Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. We invest our cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, we only enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty.

Our customers consist of IC manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We take additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit or retention of ownership provisions in contracts. Retention of ownership enables us to recover the systems in the event a customer defaults on payment.

ASML ANNUAL REPORT 2013	F-21

5. Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents at December 31, 2013 include deposits with high-rated financial institutions and the Dutch government of EUR 853.5 million (2012: EUR 775.6 million), investments in AAAm-rated money market funds that invest in high-rated debt securities of financial institutions and governments of EUR 535.0 million (2012: EUR 385.4 million) and interest-bearing bank accounts of EUR 942.2 million (2012: EUR 606.6 million). Our cash and cash equivalents are predominantly denominated in euros and partly in U.S. dollars.

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. Except for an amount of EUR 4.7 million, no restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.

Short-term investments (classified as available for sale securities) consist of the following:

As of December 31, 2013 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	304,884	-	-	304,884
Deposits	375,000	-	-	375,000

Total	679,884	-	-	679,884

As of December 31, 2012 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	279,988	-	-	279,988
Deposits	650,017	-	-	650,017

Total	930,005	-	-	930,005

6. Accounts Receivable

Accounts receivable consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Accounts receivable, gross	880,169	607,359
Allowance for doubtful receivables	(1,848)	(2,071)

Accounts receivable, net	878,321	605,288

The increase in accounts receivable as of December 31, 2013 compared to December 31, 2012 is mainly caused by an increased number of systems shipped and recognized in sales in the last months of 2013 compared to the last months of 2012.

The carrying amount of the accounts receivable approximates the fair value. We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, aging of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Movements of the allowance for doubtful receivables are as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Balance at beginning of year	(2,071)	(2,582)
Addition for the year[1]	(1,062)	(458)
Utilization of the provision	1,285	969

Allowance for doubtful receivables	(1,848)	(2,071)

1	The addition for the year is recorded in the cost of sales.

ASML ANNUAL REPORT 2013	F-22

7. Finance Receivables

Finance receivables consist of the net investment in sales-type leases. The following table lists the components of the finance receivables as of December 31, 2013 and 2012:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Finance receivables, gross	302,977	309,616
Unearned interest	(6,488)	(5,828)

Finance receivables, net	296,489	303,788
Current portion of finance receivables, gross	254,227	268,617
Current portion of unearned interest	(3,755)	(3,450)

Non-current portion of finance receivables, net	46,017	38,621

The slight decrease in finance receivables as of December 31, 2013 compared to December 31, 2012 is caused by a change in the product mix (lower number of high-end system types included at the end of 2013 compared to 2012). At December 31, 2013, the finance receivables due for payment in each of the next five years and thereafter are as follows:

(in thousands)	EUR

2014	254,227
2015	-
2016	6,150
2017	36,450
2018	6,150
Thereafter	-

Finance receivables, gross	302,977

We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In 2013 and 2012, we did not record any expected credit losses from finance receivables. As of December 31, 2013 the finance receivables were neither past due nor impaired.

8. Inventories

Inventories consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Raw materials	438,853	307,315
Work-in-process	1,549,119	1,074,042
Finished products	666,648	742,979

Inventories, gross	2,654,620	2,124,336
Allowance for obsolescence and/or lower market value	(261,598)	(267,366)

Inventories, net	2,393,022	1,856,970

A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Balance at beginning of year	(267,366)	(193,513)
Addition for the year	(164,852)	(130,911)
Effect of changes in exchange rates	2,532	1,009
Utilization of the provision	168,088	56,049

Allowance for obsolescence and/or lower market value	(261,598)	(267,366)

In 2013, the addition for the year is recorded in cost of sales for an amount of EUR 155.4 million and R&D costs for an amount of EUR 9.5 million (2012: cost of sales EUR 125.2 million and R&D costs for an amount of EUR 5.7 million). The 2013 addition for the year mainly relates to inventory items which were ceased to be used due to technological developments and design changes which resulted in obsolescence of certain parts.

Utilization of the provision mainly relates to the sale and scrapping of obsolete inventories. In 2013 ASML made no profit on the sale of inventories that had been previously written down (2012: EUR 2.3 million).

ASML ANNUAL REPORT 2013	F-23

9. Other Assets

Other current assets consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Advance payments to Zeiss	99,415	70,257
Prepaid expenses	100,077	64,708
Derivative financial instruments	40,843	50,097
VAT	67,381	25,215
Other receivables	28,705	35,728

Other current assets	336,421	246,005

Zeiss is our sole supplier of main optical systems (including lenses) and, from time to time, receives non-interest bearing advance payments from us that supports Zeiss’ work-in-process, thereby securing lens and optical module deliveries to us. Amounts owed under these advance payments are settled through future lens or EUV optical module deliveries.

Prepaid expenses include prepaid income taxes on intercompany profit, not realized by the ASML group of EUR 45.4 million as of December 31, 2013 (2012: EUR 29.8 million).

Derivative financial instruments consist of forward foreign exchange contracts and the current part of the aggregate fair value of interest rate swaps, see Note 4.

Other non-current assets consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Advance payments to Zeiss	224,123	183,025
Derivative financial instruments	30,777	101,651
Compensation plan assets[1]	20,174	12,080
Prepaid expenses	10,950	4,462
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	7,090	4,875

Other non-current assets	298,559	311,538

1	For further details on compensation plan assets see Note 18.
2	For further details on the loan granted to lessor in respect of Veldhoven headquarters see Note 12.

The non-current part of non-interest bearing advance payments to Zeiss mainly relates to payments made to support Zeiss’ investments in ASML’s EUV program, which are settled through future EUV optical module deliveries.

Derivative financial instruments consist of the non-current part of the fair value of interest rate swaps, see Note 4.

10. Goodwill

Changes in goodwill are summarized as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Cost
Balance, January 1	149,168	146,044
Acquisition through business combinations	2,058,285	6,038
Effect of changes in exchange rates	(118,864)	(2,914)

Goodwill	2,088,589	149,168

Goodwill increased due to the acquisition of Cymer. For more information with respect to business combinations, see Note 2.

Goodwill is tested for impairment annually at the end of the third quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.

Due to the acquisition of Cymer we have re-evaluated our RU structure in 2013. As a result, all goodwill recognized in relation to the acquisition of Cymer is allocated to the RU ASML. The fair value of the RU ASML is based on ASML’s market capitalization.

ASML ANNUAL REPORT 2013	F-24

Based on the recoverability testing during the annual goodwill impairment test, we believe that the fair value of the RU ASML substantially exceeds its carrying value, therefore goodwill was not impaired as of December 31, 2013 and December 31, 2012.

11. Other Intangible Assets

Other intangible assets consist of both finite-lived intangible assets and indefinite-lived intangible assets. The main part of the other intangible assets was acquired as part of the acquisitions of Brion and Cymer. For more information with respect to business combinations, see Note 2.

Finite-lived other intangible assets consist of the following:

(in thousands)	Brands EUR	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	Other EUR	Total EUR
Cost
Balance, January 1, 2012	-	47,250	49,031	8,733	2,231	107,245
Additions	-	7,658	-	-	-	7,658

Balance, December 31, 2012	-	54,908	49,031	8,733	2,231	114,903

Acquisitions through business combinations	13,280	-	427,797	162,980	-	604,057
Additions	-	4,000	-	-	-	4,000
Effect of changes in exchange rates	(726)	-	(23,380)	(8,907)	-	(33,013)

Balance, December 31, 2013	12,554	58,908	453,448	162,806	2,231	689,947

Accumulated amortization
Balance, January 1, 2012	-	47,228	44,271	5,277	2,103	98,879
Amortization	-	800	4,080	1,092	109	6,081

Balance, December 31, 2012	-	48,028	48,351	6,369	2,212	104,960
Amortization	382	2,135	18,694	6,332	19	27,562
Effect of changes in exchange rates	(13)	-	(596)	(174)	-	(783)

Balance, December 31, 2013	369	50,163	66,449	12,527	2,231	131,739

Carrying amount
December 31, 2012	-	6,880	680	2,364	19	9,943
December 31, 2013	12,185	8,745	386,999	150,279	-	558,208

The weighted-average amortization period for the total finite-lived other intangible assets acquired, as a result of the acquisition of Cymer, is 15.2 years.

The weighted-average amortization period for the finite-lived other intangible assets acquired, as a result of the acquisition of Cymer, by major intangible asset class is as follows:

(in years)	Brands	Developed technology	Customer relationships
Weighted-average amortization period	20.0	14.0	17.9

Acquired finite-lived other intangible assets are amortized on a straight-line basis not taking into account any residual value.

Intellectual property relates to licenses and patents purchased from third parties. During 2013, we acquired intellectual property from third parties for an amount of EUR 4.0 million (2012: EUR 7.7 million).

ASML ANNUAL REPORT 2013	F-25

Indefinite-lived other intangible assets consist of the following:

(in thousands)	In-process R&D EUR
Cost
Balance, January 1, 2012	-
Additions	-

Balance, December 31, 2012	-
Acquisitions through business combinations	147,485
Additions	-
Effect of changes in exchange rates	(8,059)
Carrying amount, December 31, 2013	139,426

All acquired infinite-lived other intangible assets are allocated to the RU ASML.

Brands, Developed technology, Customer relationships, In-process R&D and Other were obtained from the acquisitions of Cymer (2013) and Brion (2007).

During 2013, we recorded amortization charges of EUR 27.6 million (2012: EUR 6.1 million; 2011: EUR 5.3 million) which were recorded in cost of sales for EUR 27.0 million (2012: EUR 6.0 million; 2011: EUR 5.3 million) and in R&D costs for EUR 0.6 million (2012:EUR 0.1 million and 2011: nil).

During 2013, 2012 and 2011, we did not record any impairment charges for other intangible assets.

As at December 31, 2013, the estimated amortization expenses for other intangible assets, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2014	42,227
2015	41,317
2016	52,753
2017	51,958
2018	50,619
Thereafter	458,760

Amortization expenses	697,634

ASML ANNUAL REPORT 2013	F-26

12. Property, Plant and Equipment

Property, plant and equipment consist of the following:

(in thousands)	Land, buildings and constructions EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR

Cost
Balance, January 1, 2012	742,141	764,023	206,660	344,979	2,057,803
Additions	106,234	248,429	8,883	22,749	386,295
Disposals	(347)	(317,022)	(300)	(30,894)	(348,563)
Effect of changes in exchange rates	(995)	(4,671)	(391)	(59)	(6,116)

Balance, December 31, 2012	847,033	690,759	214,852	336,775	2,089,419
Acquisitions through business combinations	71,040	48,965	1,057	3,246	124,308
Additions	123,646	171,895	11,543	32,168	339,252
Disposals	(14)	(90,244)	(336)	(1,925)	(92,519)
Effect of changes in exchange rates	(6,605)	(17,490)	(1,464)	(1,783)	(27,342)

Balance, December 31, 2013	1,035,100	803,885	225,652	368,481	2,433,118

Accumulated depreciation and impairment
Balance, January 1, 2012	155,877	401,800	145,775	300,741	1,004,193
Depreciation	31,598	110,571	13,416	23,668	179,253
Impairment charges	649	906	-	1,679	3,234
Disposals	(347)	(92,205)	(248)	(30,575)	(123,375)
Effect of changes in exchange rates	(505)	(3,090)	(165)	(49)	(3,809)

Balance, December 31, 2012	187,272	417,982	158,778	295,464	1,059,496
Depreciation	47,791	114,677	12,415	22,170	197,053
Impairment charges	3,619	7,997	1,352	89	13,057
Disposals	(5)	(42,625)	(266)	(1,282)	(44,178)
Effect of changes in exchange rates	(1,116)	(8,068)	(422)	(544)	(10,150)

Balance, December 31, 2013	237,561	489,963	171,857	315,897	1,215,278

Carrying amount
December 31, 2012	659,761	272,777	56,074	41,311	1,029,923
December 31, 2013	797,539	313,922	53,795	52,584	1,217,840

Property, plant and equipment include amounts recorded as a result of the acquisition of Cymer. For more information with respect to business combinations, we refer to Note 2.

As of December 31, 2013, the carrying amount includes assets under construction for land, buildings and constructions of EUR 49.3 million (2012: EUR 5.5 million), machinery and equipment of EUR 35.9 million (2012: EUR 21.8 million), leasehold improvements of EUR 1.0 million (2012: EUR 1.0 million) and furniture, fixtures and other equipment of EUR 13.9 million (2012: EUR 9.3 million). As of December 31, 2013, the carrying amount of land amounts to EUR 79.2 million (2012: EUR 60.7 million).

The majority of the additions and disposals in 2013 and 2012 relate to machinery and equipment (including operating leases to customers, prototypes, evaluation and training systems). These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use, for operating lease and for evaluation purposes. These systems are recorded at cost and depreciated over their expected useful life taking into consideration their residual value. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows. An amount of EUR 115.9 million (2012: EUR 204.8 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 12.5 million (2012: EUR 9.6 million) relates to other non-cash movements (mainly capital expenditures not yet paid as at December 31, 2013). An amount of EUR 48.2 million (2012: EUR 222.9 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

The impairment charges recorded in 2013 mainly related to buildings (EUR 3.6 million) and machinery and equipment (EUR 8.0 million). We recorded impairment charges in buildings relating to the rebuild of cleanroom cabins and in machinery and equipment relating to proto types. The total impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 16.4 million) and their carrying amount.

ASML ANNUAL REPORT 2013	F-27

The impairment charges recorded in 2012 mainly related to furniture, fixture and other equipment (EUR 1.7 million). We recorded impairment charges with respect to software which ceased to be used. The total impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 0.1 million) and their carrying amount.

The impairment charges recorded in 2011 mainly related to machinery and equipment and furniture, fixture and other equipment (EUR 9.5 million). We recorded impairment charges with respect to technical equipment and software which ceased to be used. The total impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 1.9 million) and their carrying amount.

As of December 31, 2013, the carrying amount of machinery and equipment includes an amount of EUR 36.7 million with respect to evaluation and operating lease systems (2012: EUR 82.2 million).

During 2013, we recorded impairment charges of EUR 13.1 million (2012: EUR 3.2 million; 2011: EUR 12.3 million) of which we recorded EUR 6.3 million (2012: EUR 1.0 million; 2011: EUR 6.2 million) in cost of sales, EUR 6.7 million (2012: EUR 0.5 million; 2011: EUR 3.5 million) in R&D costs and EUR 0.1 million (2012: EUR 1.7 million; 2011: EUR 2.6 million) in SG&A costs.

During 2013, we recorded depreciation charges of EUR 197.1 million (2012: EUR 179.3 million; 2011: EUR 158.0 million) of which we recorded EUR 144.1 million (2012: EUR 147.7 million; 2011: EUR 117.7 million) in cost of sales, EUR 35.0 million (2012 EUR 15.3 million; 2011: EUR 24.9 million) in R&D costs and EUR 18.0 million (2012: EUR 16.3 million; 2011: EUR 15.4 million) in SG&A costs.

Variable Interest Entity

The carrying amount of land, buildings and constructions includes an amount of EUR 30.9 million (2012: EUR 32.4 million) relating to our headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a “VIE”.

As of 2003, we are leasing the Veldhoven headquarters for a period of 15 years (starting in 2003) from an entity (“lessor”) that was incorporated by the VIE Shareholders. The lessor’s shareholders’ equity amounts to EUR 1.9 million and has not changed since 2003.

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

While the debt holders have an interest, and may absorb losses, and the equity holders have an interest and may receive benefits, they do not have the power to direct activities that most significantly impact the entity’s economic performance and therefore, cannot be the primary beneficiary. Through the pre-determined price of the call option ASML has the power over the VIE, therefore only ASML meets both the power and losses/benefit criterion and consolidates the VIE.

ASML ANNUAL REPORT 2013	F-28

13. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Deferred revenue	939,358	739,136
Costs to be paid	440,010	278,066
Down payments from customers	821,959	1,033,768
Personnel related items	247,246	200,670
Derivative financial instruments	11,652	10,893
Standard warranty reserve	27,475	21,626
Other	12,324	1,352

Accrued and other liabilities	2,500,024	2,285,511
Less: non-current portion of accrued and other liabilities[1]	283,142	405,141

Current portion of accrued and other liabilities	2,216,882	1,880,370

1	The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferrals with respect to services.

The increase in accrued and other liabilities mainly relates to the increase in deferred revenue and costs to be paid, partly offset by the decrease in down payments from customers.

Deferred revenue as of December 31, 2013 mainly consists of award credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 660.1 million (2012: EUR 581.5 million) and prepaid extended and enhanced (optic) warranty contracts amounting to EUR 261.2 million (2012: EUR 242.2 million). In addition, the deferred revenue also includes deferrals with respect to our first third-generation EUV system, NXE:3300B.

Costs to be paid include an amount of EUR 171.2 million relating to the expected losses to upgrade the first 11 EUV sources in the field, which was assumed by ASML as a result of the acquisition of Cymer. In addition, costs to be paid include accrued cost for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.

We receive down payments from customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development.

Personnel related items mainly consist of accrued management bonuses, accrued profit sharing, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

Derivative financial instruments consist of the fair value of foreign currency contracts and the aggregate fair value of interest rate swaps which includes accrued interest, see Note 4.

Changes in standard warranty reserve for the years 2013 and 2012 are as follows:

(in thousands)	2013 EUR	2012 EUR

Balance, January 1	21,626	43,273
Acquisitions through business combinations	2,978	-
Additions for the year	37,124	35,735
Utilization of the reserve	(19,924)	(33,746)
Release of the reserve	(13,076)	(22,733)
Effect of exchange rates	(1,253)	(903)

Standard warranty reserve	27,475	21,626

The release of the reserve is due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning-curve concerning our systems. The release has been included in cost of sales.

ASML ANNUAL REPORT 2013	F-29

14. Provisions

The movement in the provision for lease contract termination costs is as follows:

(in thousands)	2013 EUR	2012 EUR

Balance, January 1	10,254	12,338
Utilization of the provision	(2,790)	(2,545)
Release of the provision	(1,011)	-
Unwinding of discount	391	628
Effect of exchange rates	3	(167)

Provision for lease contract termination costs	6,847	10,254
Less: current portion of provision for lease contract termination costs	2,227	2,280

Non-current portion of provision for lease contract termination costs	4,620	7,974

The provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be fully utilized by 2017.

15. Long-term Debt

Long-term debt consists of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

EUR 600 million 5.75 percent senior notes due 2017, carrying amount	270,339	710,095
EUR 750 million 3.375 percent senior notes due 2023, carrying amount	751,591	-
Loan headquarter building[1]	30,936	32,366
Other	21,704	17,029

Long-term debt	1,074,570	759,490
Less: current portion of long-term debt	4,385	3,610

Non-current portion of long-term debt	1,070,185	755,880

1	This loan relates to our VIE, see Note 12.

Our obligations to make principal repayments under our Eurobonds and other borrowing arrangements excluding interest expense as of December 31, 2013, for the next five years and thereafter, are as follows:

(in thousands)	EUR

2014	4,385
2015	4,252
2016	4,211
2017	242,361
2018	27,997
Thereafter	757,467

Long-term debt	1,040,673
Less: current portion of long-term debt	4,385

Non-current portion of long-term debt	1,036,288

Eurobonds

The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Amortized cost amount	981,291	600,000
Fair value interest rate swaps[1]	40,639	110,095

Carrying amount	1,021,930	710,095

1	The fair value of the interest rate swaps excludes accrued interest.

ASML ANNUAL REPORT 2013	F-30

In June 2007, we completed an offering of our EUR 600 million 5.75 percent senior notes due 2017, with interest payable annually on June 13. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017. In September 2013, we repurchased a nominal amount of EUR 361.8 million of these notes in a tender offer for a cash amount of EUR 423.0 million including accrued interest.

In September 2013, we completed an offering of our EUR 750 million 3.375 percent senior notes due 2023, with interest payable annually on September 19. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on September 19, 2023.

The Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Balance Sheets under derivative financial instruments (within other current assets and other non-current assets) and the carrying amount of the Eurobonds is adjusted for these fair value changes only. Following the repurchase of part of our EUR 600 million 5.75 percent senior notes due 2017, the corresponding part of the interest rate swaps has been terminated, simultaneously.

The following table summarizes amongst others the estimated fair value of the Eurobonds:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Principal amount	988,153	600,000
Carrying amount	1,021,930	710,095
Fair value[1]	1,028,238	700,644

1	Source: Bloomberg Finance LP

The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2013. Due to changes in market interest rates and credit spreads since the issue of our Eurobonds which carry a fixed coupon interest rate, the fair value deviates from the principal amount.

16. Lines of Credit

Our available credit facilities amount to EUR 700.0 million as of December 31, 2013 and EUR 500.0 million as of December 31, 2012. No amounts were outstanding under these credit facilities at the end of 2013 and 2012.

The amount at December 31, 2013 consists of one EUR 700 million committed revolving credit facility from a group of banks that will mature in 2018. This credit facility replaced our EUR 500 million committed revolving credit facility that was due to expire in May 2015 and that we, in line with our financing policy, cancelled in March 2013. The new credit facility contains a similar restrictive covenant as the credit facility it replaced and that requires us to maintain a minimum long-term committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. Long-term committed capital contains, among others, shareholders’ equity and debt maturing at least one year after the maturity date of the credit facility, while net total assets mainly comprises of total assets minus cash, cash equivalents and certain short-term investments. Furthermore, adjustments are made for e.g. intangibles and operating leases. As of December 31, 2013 this ratio was 89.6 percent. Therefore, we are in compliance with the covenant at the end of 2013. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position.

The amount at December 31, 2012, consisted of one EUR 500 million committed revolving credit facility from a group of banks that we cancelled in March 2013. The credit facility contained a restrictive covenant that required us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. As of December 31, 2012, this ratio was 85.8 percent. Therefore, we were in compliance with the covenant at the end of 2012.

ASML ANNUAL REPORT 2013	F-31

17. Commitments, Contingencies and Guarantees

We have various contractual obligations, some of which are required to be recorded as liabilities in our Financial Statements, including long- and short-term debt. Other contractual obligations, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on our Consolidated Balance Sheets but are required to be disclosed.

Our contractual obligations as of December 31, 2013 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	1,341,380	45,079	44,952	44,907	275,640	54,155	876,647
Operating Lease Obligations	74,946	30,293	21,543	14,081	4,803	2,539	1,687
Purchase Obligations	2,012,913	1,894,455	85,548	16,223	13,772	2,382	533
Unrecognized Tax Benefits, including interest expense	74,069	580	945	7,680	26,105	785	37,974

Total Contractual Obligations	3,503,308	1,970,407	152,988	82,891	320,320	59,861	916,841

1	See Note 15 for the amounts excluding interest expenses.

Long-term debt obligations mainly relate to interest payments and the principal amount of our Eurobonds. See Note 15.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 42.0 million, EUR 41.6 million and EUR 40.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML would exercise these purchase options at the end of the lease as of December 31, 2013 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	13,983	-	-	13,983	-	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2013 contain clauses that enables us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we have agreed with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the semiconductor equipment industry in which we operate. We establish a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

18. Employee Benefits

Our bonus expenses for the Board of Management (including Mr. Nickl and Mr. Meurice) and senior management were as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR	2011 EUR

Bonus expenses	32,698	16,474	15,557

Bonus expenses include an amount of EUR 2.1 million (2012: EUR 1.8 million; 2011: EUR 1.7 million) in relation to the STI cash bonus for our Board of Management, Mr. Nickl and Mr. Meurice.

ASML ANNUAL REPORT 2013	F-32

We have a performance related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on actual performance against corporate, departmental and personal targets. Within ASML the bonus for members of senior management can range between 0.0 percent and 40.0 percent, or 0.0 percent and 70.0 percent, of their annual salaries, depending upon their seniority. The performance targets are set for each half year. The bonus over the first half of 2013 was paid in the second half of 2013. The bonus over the second half of 2013 is accrued for in the Consolidated Balance Sheets as of December 31, 2013 and is expected to be paid in the first quarter of 2014. As a result of the acquisition of Cymer, we assumed all existing bonus plans eligible to Cymer employees. Within Cymer bonuses can range between 0.0 percent and 150.0 percent, or 0.0 percent and 200.0 percent of the relevant employee’s annual salary, depending upon such employee’s seniority and respective division. The performance targets are set for a whole year. The bonus over 2013 is accrued for in the Consolidated Balance Sheets as of December 31, 2013 and is expected to be paid in the first quarter of 2014.

Our bonus costs under these plans were as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR	2011 EUR

Bonus expenses	30,631	14,588	13,131

The increase in bonus costs in 2013 compared to 2012 is mainly attributable to the acquisition of Cymer.

Profit-sharing Plan

We have a profit-sharing plan covering all European and US non-sales employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to sales ranging from 0.0 to 20.0 percent of their annual salary. The profit sharing for the years 2013, 2012 and 2011 was 14.0 percent or EUR 55.9 million, 18.0 percent or EUR 64.5 million and 20.0 percent or EUR 64.0 million, respectively. Our profit is also one of the criteria for the individual variable pay programs for employees in Asia and employees eligible to the sales reward plan which amount to EUR 25.8 million for 2013 (including EUR 2.3 million for the sales reward plan), EUR 24.4 million for 2012 and EUR 23.2 million for 2011.

Share-based Compensation

We have adopted various share (option) plans for our employees. Each year, the Board of Management determines, by category of our personnel, the total available number of stock options and maximum number of shares that can be granted in that year. The determination is subject to the approval of our Supervisory Board. For members of the Board of Management, we have separate share-based payment plans, for details on service and vesting conditions see below. Our current share-based payment plans do not provide cash settlement of options and shares.

The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the Board of Management) was EUR 52.4 million in 2013, EUR 18.7 million in 2012 and EUR 12.4 million in 2011. Compensation expenses in 2013 included EUR 25.2 million relating to incurred post-acquisition expenses for share-based compensation awards exchanged as part of the acquisition of Cymer, see Note 2. Details concerning the share (option) plans which have been adopted by ASML as part of the Cymer acquisition are included in the tables below. The tax benefit recognized related to the recognized share-based compensation costs amounts to EUR 10.7 million in 2013, EUR 0.9 million in 2012 and EUR 0.5 million in 2011.

Total compensation costs related to non-vested awards to be recognized in future periods amount to EUR 78.9 million as per December 31, 2013 (2012: EUR 30.4 million; 2011: EUR 23.3 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.6 years (2012: 2.0 years; 2011: 1.9 years).

Option Plans

Options granted under our stock option plans have fixed exercise prices equal to the closing price of our shares listed at NYSE Euronext Amsterdam or our shares listed at NASDAQ on the applicable grant-dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant-date.

We have five different stock option plans:

•	Employee plan
•	Option purchase plan
•	Brion stock option plan
•	Cymer stock option plan
•	Senior management plan (already vested)

ASML ANNUAL REPORT 2013	F-33

The Option purchase plan has no service and vesting conditions. The other plans typically have a three to four year service condition. The fair value of the stock options is determined using a Black-Scholes option valuation model.

The Black-Scholes option valuation of our stock options is based on the following assumptions:

Year ended December 31	2013	2012	2011

Weighted average share price (in EUR)	62.0	40.3	28.0
Volatility (in percentage)	27.0	25.6	37.8
Expected life (in years)	5.6	5.0	4.8
Risk free interest rate	0.8	2.1	2.9
Expected dividend yield (in EUR)	2.00	1.45	1.25
Forfeiture rate[1]	-	-	-

1	As of year end for each of the three years ended December 31, forfeitures are estimated to be nil.

When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.

Other details with respect to stock options are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2013	2012	2011	2013	2012	2011

Weighted average fair value of stock options granted	14.22	8.97	8.28	21.74	11.87	10.42
Weighted average share price at the exercise date of stock options	59.53	40.45	29.39	77.25	50.88	41.94
Aggregate intrinsic value of stock options exercised (in thousands)	15,924	71,331	30,204	11,086	12,684	11,323
Aggregate remaining contractual term of currently exercisable options (years)	3.09	3.59	2.08	3.12	3.17	1.80
Aggregate intrinsic value of exercisable stock options (in thousands)	37,441	34,438	39,384	22,781	21,882	20,492
Aggregate intrinsic value of outstanding stock options (in thousands)	38,718	35,671	45,141	25,369	22,433	20,791

The number and weighted average exercise prices of stock options as of December 31, 2013, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options		Weighted average exercise price per ordinary share (USD)

Outstanding, January 1, 2013	1,128,162	16.38	494,836		19.06
Granted	28,308	58.35	101,400	[1]	60.86
Exercised	(358,581)	15.12	(178,374)		14.86
Forfeited	(4,234)	20.27	(7,311)		23.81
Expired	(11,353)	10.11	(3,916)		11.33

Outstanding, December 31, 2013	782,302	18.55	406,635		31.31
Exercisable, December 31, 2013	731,452	16.85	325,026		23.61

1	USD-denominated grants include 79,153 options with a weighted average exercise price of USD 53.07 which have been assumed by ASML as part of the acquisition of Cymer.

ASML ANNUAL REPORT 2013	F-34

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2013	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2013	Weighted average remaining contractual life of outstanding options (years)

0 -10	-	-	0 - 10	20,560	1.97
10 -15	380,681	2.36	10 - 15	133,117	0.90
15 - 20	185,086	3.11	15 - 20	4,311	4.80
20 - 25	141,192	4.05	20 - 25	80,019	3.92
25 - 40	24,843	7.76	25 - 40	93,456	5.72
40 - 50	25,256	8.80	40 - 50	1,468	7.70
50 - 60	6,156	9.17	50 - 60	9,540	8.71
60 - 70	19,088	9.76	60 - 70	1,383	9.07
70 - 80	-	-	70 - 80	43,993	9.14
80 - 90	-	-	80 - 90	18,788	9.78

Total	782,302	3.46	Total	406,635	4.23

In 2013, 2012 and 2011, only repurchased shares were used to satisfy the option rights upon exercise. For more information with respect to repurchased shares we refer to Note 27.

Share Plans

Shares granted under our share plans include a three to four year service period and for some plans performance conditions. The fair value of shares is determined based on the closing trading price of our shares listed at NYSE Euronext Amsterdam on the grant date.

We have eight different share plans:

•	Employee plan
•	Cymer employee plan
•	Share purchase plan
•	New hire performance share plan
•	Brion performance share plan
•	Cymer performance share plan
•	Senior management performance share plan
•	Board of management performance share plan

The Share purchase plan has no service and vesting conditions. The employee plans only have service conditions. The other plans have service conditions which are similar and have vesting conditions which are based on performance.

Details with respect to shares are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2013	2012	2011	2013	2012	2011

Total fair value at vesting date of shares vested during the year (in thousands)	38,280	16,179	9,155	51,798	5,392	1,956
Weighted average fair value of shares granted	55.83	36.15	28.09	83.58	47.71	39.00

ASML ANNUAL REPORT 2013	F-35

A summary of the status of conditionally outstanding shares as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date (EUR)	Number of shares		Weighted average fair value at grant date (USD)

Conditional shares outstanding at January 1, 2013	1,693,610	29.92	249,094		40.71
Granted	548,786	55.83	1,852,320	[1]	83.58
Vested/Issued	(635,753)	26.94	(628,802)		76.12
Forfeited	(62,311)	33.40	(92,292)		78.94

Conditional shares outstanding at December 31, 2013	1,544,332	40.21	1,380,320		79.55

1	USD-denominated grants include 1,634,990 shares with a weighted average fair value of USD 83.94 which have been assumed by ASML as part of the acquisition of Cymer.

Other Plans

Employee Purchase Plan

Every quarter, we offer our worldwide payroll employees the opportunity to buy our shares or our stock options against fair value out of their net salary. The fair value for shares is determined based on the closing price of our shares listed at NYSE Euronext Amsterdam on the grant-date. The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, we will pay out a 20.0 percent cash bonus on the net invested amount.

Deferred Compensation Plans

In July 2002, we adopted a non-qualified deferred compensation plan for our United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows us to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2013, 2012 and 2011. Cymer has a similar non-qualified deferred compensation plan for a selected group of management level employees in the United States in which the employee may elect to defer receipt of current compensation from us in order to provide retirement and other benefits on behalf of such employee backed by Cymer owned life insurance policies.

As of December 31, 2013, and 2012, our liability under deferred compensation plans was EUR 23.5 million and EUR 11.8 million, respectively.

Pension Plans

We maintain various pension plans covering substantially all of our employees. Our employees in the Netherlands, 5,525 FTEs, participate in a multi-employer union plan (PME) determined in accordance with the collective bargaining agreements effective for the industry in which we operate. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,296 companies and approximately 146,000 contributing members. Our contribution to the multi-employer union plan is less than 5.0 percent of the total contribution to the plan as per the annual report for the year ended December 31, 2012. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 104.3 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

ASML ANNUAL REPORT 2013	F-36

In 2009, because of a low coverage ratio, PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank. Under the terms of the recovery plan, which terminated at the end of 2013, a minimal coverage percentage of 104.3 percent was required. The coverage percentage of the multi-employer union plan increased to 103.4 percent as of December 31, 2013 (December 31, 2012: 93.9 percent), which is below the requirements as set out in the recovery plan. However we have no obligation whatsoever to pay off any deficits the pension fund may incur, nor have we any claim to any potential surpluses. The coverage percentage is calculated by dividing the funds capital by the total sum of pension liabilities and is based on actual market interest. In 2014 the pension premium percentage will increase from 24.0 to 24.1.

Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required contribution for that period.

We also participate in several defined contribution pension plans, with our expenses for these plans equaling the contributions made in the relevant period.

Our pension and retirement expenses for all employees for the three years ended December 31, 2013, 2012 and 2011 were:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR	2011 EUR

Pension plan based on multi-employer union plan	40,476	34,525	31,819
Pension plans based on defined contribution	19,799	15,773	14,128

Pension and retirement expenses	60,275	50,298	45,947

19. Legal Contingencies

ASML is party to various legal proceedings generally incidental to our business. ASML also faces exposures from other actual or potential claims and legal proceedings. In addition, ASML’s customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of the losses incurred or damages assessed against them as a result of that infringement.

We accrue for legal costs related to litigation in our Consolidated Statements of Operations at the time when the related legal services are actually provided to ASML. In 2013, EUR 3.2 million estimated losses were recorded as a charge to our Consolidated Statements of Operations (2012 and 2011: no estimated losses were recorded).

From late 2001 through 2004, ASML was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML. Beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products found to infringe valid and enforceable patents.

ASML ANNUAL REPORT 2013	F-37

20. Income Taxes

The components of the provision for income taxes are as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR	2011 EUR

Current tax	(52,753)	(79,255)	(129,127)
Deferred tax	44,766	74,993	(52,548)

Provision for income taxes	(7,987)	(4,262)	(181,675)

The Dutch statutory tax rate was 25.0 percent in 2013, 2012 and 2011. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation of the provision for income taxes is as follows:

Year ended December 31 (in thousands)	2013 EUR	%	2012 EUR	%	2011 EUR	%

Income before income taxes	1,023,477	100.0	1,150,578	100.0	1,648,635	100.0
Income tax provision based on ASML’s domestic rate	(255,869)	25.0	(287,644)	25.0	(412,159)	25.0
Effects of tax rates in foreign jurisdictions	23,459	(2.3)	9,786	(0.9)	20,663	(1.3)
Adjustments in respect of tax exempt income	29,430	(2.9)	23,532	(2.0)	19,134	(1.2)
Adjustments in respect of tax incentives	120,751	(11.7)	143,160	(12.4)	180,096	(10.9)
Adjustments in respect of prior years’ current taxes	5,155	(0.5)	18,275	(1.6)	9,097	(0.6)
Adjustments in respect of prior years’ deferred taxes	16,164	(1.6)	-	-	-	-
Movements in the liability for unrecognized tax benefits	(7,588)	0.7	95,465	(8.3)	6,634	(0.4)
Adjustment in respect of non-taxable pre-existing relationship	67,730	(6.6)	-	-	-	-
Other credits and non-taxable items	(7,219)	0.7	(6,836)	0.6	(5,140)	0.4

Provision for income taxes	(7,987)	0.8	(4,262)	0.4	(181,675)	11.0

Income Tax Provision Based on ASML’s Domestic Rate

The provision for income taxes based on ASML’s domestic rate is based on the Dutch statutory income tax rate. It reflects the provision for income taxes that would have been applicable assuming that all of our income is taxable against the Dutch statutory tax rate and there were no permanent differences between taxable base and financial results and no Dutch tax incentives are applied.

Effects of Tax Rates in Foreign Jurisdictions

A portion of ASML’s results are realized in countries other than the Netherlands where different tax rates are applicable. The increase of the effects of tax rates in foreign jurisdictions compared to 2012 is mainly explained by a shift in the mix of taxable income across tax jurisdictions as a result of the acquisition of Cymer as per May 30, 2013.

Adjustments in Respect of Tax Exempt Income

In certain jurisdictions part of the income generated is tax exempted.

Adjustments in Respect of Tax Incentives

Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the Dutch “Innovation Box” and the RDA. The Innovation box is a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. The RDA is a tax incentive in which an additional tax depreciation is allowed for tangible assets utilized for research and development purposes.

Adjustments in Respect of Prior Years’ Current Taxes

In 2012, we recognized a tax benefit of EUR 18.3 million or 1.6 percent of income before taxes mainly attributable to the application of tax exemptions for prior years, which had a favorable effect on the effective tax rate for 2012.

Adjustments in Respect of Prior Years’ Deferred Taxes

In 2013, we recognized a tax benefit of EUR 16.2 million as result of a partly release of a valuation allowance for NID credits or NID stock to the extend we expect future taxable profits to realize these NID credits before expiration of those credits.

ASML ANNUAL REPORT 2013	F-38

Movements in the Liability for Unrecognized Tax Benefits

In 2012, the effective tax rate was impacted by a tax benefit of EUR 95.5 million or 8.3 percent of income before income taxes mainly as a result of the successful conclusion of tax audits in different jurisdictions (EUR 92.5 million) whereas the movement in the liability for unrecognized tax benefits in 2013 is considered to be limited.

Adjustments in Respect of Non-Taxable Pre-Existing Relationships

In 2013 the effective tax rate was impacted by the settlement gain recognized as a result of the effectively settled pre-existing relationships related to the acquisition of Cymer (see Note 2) as this gain does not represent a taxable item for income tax purposes.

Other Credits and Non-taxable Items

Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment expenses, as well as the impact of (the reversal of) various tax credits on our provision for income taxes.

Income Taxes Recognized Directly in Shareholders’ Equity

Income taxes recognized directly in shareholders’ equity (including OCI) are as follows:

Income tax recognized in shareholders’ equity (in thousands)	2013 EUR	2012 EUR	2011 EUR

Current tax
Derivative financial instruments[1]	(759)	(1,066)	6,257
Tax (benefit) deficit from share-based payments	(3,110)	(2,116)	11

Total income tax recognized in shareholders’ equity	(3,869)	(3,182)	6,268

1	Recognized directly in OCI.

Liability for Unrecognized Tax Benefits and Deferred Taxes

The total deferred tax position and liability for unrecognized tax benefits recorded on the Consolidated Balance Sheets are as follows:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Liability for unrecognized tax benefits	(74,069)	(59,967)
Deferred tax position	(30,176)	114,527

Total	(104,245)	54,560

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

Consistent with the provisions of ASC 740, as of December 31, 2013, ASML has a liability for unrecognized tax benefits of EUR 74.1 million (2012: EUR 60.0 million) which is classified as non-current deferred and other tax liabilities. The total liability for unrecognized tax benefits, if reversed, would have a favorable effect on our effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the Consolidated Balance Sheets as per December 31, 2013 amounted to EUR 22.9 million (2012: EUR 21.4 million). Accrued interest and penalties recorded in the Consolidated Statement of Operations of 2013 amounted to a tax charge of EUR 4.1 million (2012: tax benefit of EUR 3.1 million; 2011: tax benefit of EUR 9.3 million).

ASML ANNUAL REPORT 2013	F-39

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Balance, January 1	59,967	155,432
Gross increases – tax positions in prior period	6,045	4,297
Gross decreases – tax positions in prior period	(2,025)	(92,521)
Gross increases – tax positions in current period	6,796	3,255
Increase resulting from acquisition	6,514	-
Settlements	(2,964)	-
Lapse of statute of limitations	(264)	(10,496)

Total liability for unrecognized tax benefits	74,069	59,967

For 2012, the gross decreases in tax positions in prior period mainly relates to the release of tax positions after successful conclusion of tax audits in different jurisdictions (EUR 92.5 million).

We believe our allowances for tax contingencies are appropriate. We estimate that the total liability for unrecognized tax benefits will decrease by EUR 0.6 million within the next 12 months. The estimated changes to the liability for unrecognized tax benefits within the next 12 months are mainly due to expected settlements with tax authorities.

We are subject to tax audits in certain of our major tax jurisdictions, for years from and including 2011 onwards in Hong Kong, and for years from and including 2001 onwards in the United States. In the course of such audits, local tax authorities may challenge the positions taken by us.

Deferred Tax Position

The changes in deferred income tax assets and liabilities consist of the following elements:

Changes in deferred tax assets and liabilities (in thousands)	2013 EUR	2012 EUR

Balance, January 1	114,527	137,946
Acquisitions through business combinations	(201,381)	-
Consolidated Statements of Operations	53,084	(20,242)
Effect of changes in exchange rates	3,594	(3,177)

Balance, December 31	(30,176)	114,527

The deferred tax position is classified in the consolidated balance sheets as follows:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Deferred tax assets – current	124,431	103,695
Deferred tax assets – non-current	139,513	39,443
Total deferred tax assets	263,944	143,138
Deferred tax liabilities – current	(3,494)	(271)
Deferred tax liabilities – non-current	(290,626)	(28,340)
Total deferred tax liabilities	(294,120)	(28,611)

Total	(30,176)	114,527

ASML ANNUAL REPORT 2013	F-40

The composition of total deferred tax assets and liabilities in the Financial Statements is as follows:

Deferred tax assets composition of temporary differences (in thousands)	January 1, 2013 EUR	Acquisitions through business combinations EUR	Consolidated Statements of Operations EUR	Effect of changes in exchange rates EUR	December 31, 2013 EUR

Capitalized R&D expenditures	27,403	-	5,882	(1,155)	32,130
Inventories	28,167	10,258	9,269	(1,033)	46,661
Deferred revenue	20,572	41,679	(43,035)	(2,807)	16,409
Provisions	21,528	7,148	17,960	(1,176)	45,460
Installation and warranty reserve	7,151	-	(174)	(275)	6,702
Tax effect carry-forward losses	5,557	754	61,551	(580)	67,282
Fixed assets	7,798	4,140	325	(478)	11,785
Restructuring and impairment	4,336	-	(791)	(184)	3,361
Alternative minimum tax credits[1]	5,227	-	1,349	(234)	6,342
Share-based payments	1,433	9,365	5,939	(586)	16,151
Other temporary differences	13,966	16,701	(14,487)	(4,519)	11,661

Total[2]	143,138	90,045	43,788	(13,027)	263,944

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	Valuation allowances recognized in relation to deferred tax assets as at December 31, 2013 amounted to EUR 25.0 million (2012: EUR 30.5 million)

Deferred tax liabilities composition of temporary differences (in thousands)	January 1, 2013 EUR	Acquisitions through business combinations EUR	Consolidated Statements of Operations EUR	Effect of changes in exchange rates EUR	December 31, 2013 EUR

Intangible fixed assets	-	(286,337)	8,730	15,702	(261,905)
Fixed assets	(25,890)	(4,786)	12,517	567	(17,592)
Borrowing costs	(1,958)	-	135	-	(1,823)
Other temporary differences	(763)	(303)	(12,086)	352	(12,800)

Total	(28,611)	(291,426)	9,296	16,621	(294,120)

Deferred tax assets composition of temporary differences (in thousands)	January 1, 2012 EUR	Consolidated Statements of Operations EUR	Effect of changes in exchange rates EUR	December 31, 2012 EUR

Capitalized R&D expenditures	34,374	(6,465)	(506)	27,403
Inventories	35,820	(7,351)	(302)	28,167
Deferred revenue	23,892	(3,083)	(237)	20,572
Provisions	14,515	7,296	(283)	21,528
Installation and warranty reserve	8,772	(1,508)	(113)	7,151
Tax effect carry-forward losses	7,735	(2,219)	41	5,557
Fixed assets	6,495	1,454	(151)	7,798
Restructuring and impairment	5,146	(733)	(77)	4,336
Alternative minimum tax credits[1]	5,028	229	(30)	5,227
Share-based payments	950	516	(33)	1,433
Other temporary differences	16,728	(1,138)	(1,624)	13,966

Total	159,455	(13,002)	(3,315)	143,138

1 Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
Deferred tax liabilities composition of temporary differences (in thousands)	January 1, 2012 EUR	Consolidated Statements of Operations EUR	Effect of changes in exchange rates EUR	December 31, 2012 EUR

Fixed assets	(19,108)	(6,965)	183	(25,890)
Borrowing costs	(1,554)	(404)	-	(1,958)
Other temporary differences	(847)	129	(45)	(763)

Total	(21,509)	(7,240)	138	(28,611)

ASML ANNUAL REPORT 2013	F-41

Tax Effect Carry-forward Losses

Deferred tax assets from carry-forward losses result predominantly from net operating loss carry-forwards incurred in the United States and NID stock in Belgium.

Net operating losses qualifying as tax losses under United States federal tax laws were incurred during 2013. Net operating losses qualifying as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred.

Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. Our ability to use United States state tax loss carry forwards in existence at December 31, 2013, is subject to varying state statutes (providing for periods of between 5 and 20 years) and valuation allowances have been set up for state carry forward losses that are not expected to be realized before they expire. The total amount of losses carried forward under United States federal tax laws as of December 31, 2013, is EUR 67.5 million tax basis or EUR 23.6 million tax effect. The total amount of losses carried forward under United States state tax laws as of December 31, 2013, is EUR 254.3 million tax basis or EUR 7.9 million tax effect.

NID stock in Belgium can generally be offset against future profits realized in the 7 years following the year in which the NID Stock occurs. The total amount of NID stock is EUR 47.6 million taxable base and EUR 16.2 million tax effect.

ASML ANNUAL REPORT 2013	F-42

21. Segment Disclosure

ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. In prior years our CEO was identified as CODM. As a result of ASML’s change in leadership as announced on April 17, 2013, our CEO and CTO have been jointly identified as the CODM. Both the CEO and CTO review the operating results to make decisions about allocating resources and assessing performance. The change in leadership did not result in a change in reportable segments compared to 2012.

Management reporting includes net system sales figures of new and used systems and includes sales per technology. Net system sales for new and used systems were as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR	2011 EUR

New systems	3,890,154	3,620,260	4,780,720
Used systems	102,975	181,372	103,193

Net system sales	3,993,129	3,801,632	4,883,913

The increase in net system sales of EUR 191.5 million, or 5.0 percent, to EUR 3,993.1 million in 2013 from EUR 3,801.6 million in 2012 is mainly caused by an increased ASP which more than offsets the lower amount of systems sold.

Net system sales per technology was as follows:

Year ended December 31 (in thousands)	Net system sales in units	Net system sales in EUR

2013
EUV	1	60,100
ArFi	77	3,120,719
ArF dry	2	38,019
KrF	64	720,053
l-line	13	54,238

Total	157	3,993,129

2012
EUV	1	43,700
ArFi	72	2,715,221
ArF dry	4	81,428
KrF	78	908,244
l-line	15	53,039

Total	170	3,801,632

2011
EUV	3	119,300
ArFi	101	3,549,122
ArF dry	11	228,909
KrF	87	926,572
l-line	20	60,010

Total	222	4,883,913

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets are attributed to the geographic location in which these assets are located.

We have re-evaluated the risk and uncertainties associated with our geographic areas. This resulted in a definition change of “Long-lived assets” included in the geographical reporting disclosure. As of December 31, 2013 Long-lived assets only consist of Property, Plant and Equipment. We have adjusted our prior period amounts for comparability reasons. None of these changes impact our previously reported consolidated total net sales, gross profit, income from operations, net income or earnings per share.

ASML ANNUAL REPORT 2013	F-43

Net sales and long-lived assets (consisting of property, plant and equipment) by geographic region were as follows:

Year ended December 31 (in thousands)	Net sales EUR	Long-lived assets EUR

2013
Japan	201,664	3,340
Korea	1,286,509	16,155
Singapore	139,313	1,109
Taiwan	2,221,426	48,427
Rest of Asia	478,234	3,742
Netherlands	11,525	969,192
Rest of Europe	187,030	2,600
United States	719,625	173,275

Total	5,245,326	1,217,840

2012
Japan	292,309	19,585
Korea	1,276,304	17,664
Singapore	98,554	968
Taiwan	1,479,768	50,372
Rest of Asia	197,262	2,073
Netherlands	-	869,736
Rest of Europe	256,192	1,571
United States	1,131,166	67,954

Total	4,731,555	1,029,923

2011
Japan	405,595	69,001
Korea	1,318,777	16,250
Singapore	436,308	1,167
Taiwan	1,146,601	46,418
Rest of Asia	450,796	1,496
Netherlands	-	851,612
Rest of Europe	505,129	1,198
United States	1,387,829	66,468

Total	5,651,035	1,053,610

In 2013, net sales to the largest customer accounted for EUR 2,058.6 million, or 39.2 percent, of net sales (2012: EUR 1,236.1 million, or 26.1 percent, of net sales; 2011: EUR 1,311.7 million, or 23.2 percent, of net sales). Our three largest customers (based on net sales) accounted for EUR 861.4 million, or 73.3 percent, of accounts receivable and finance receivables at December 31, 2013, compared with EUR 535.1 million, or 58.9 percent, at December 31, 2012.

Substantially all of our sales were export sales in 2013, 2012 and 2011.

22. Selected Operating Expenses and Additional Information

Personnel expenses for all payroll employees were:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR	2011 EUR

Wages and salaries	835,563	711,039	648,869
Social security expenses	69,839	58,180	52,550
Pension and retirement expenses	60,275	50,298	45,947
Share-based payments	52,371	18,714	12,430

Personnel expenses	1,018,048	838,231	759,796

The average number of payroll employees in FTEs during 2013, 2012 and 2011 was 9,540, 8,140 and 7,627, respectively.

ASML ANNUAL REPORT 2013	F-44

The total number of payroll and temporary employees in FTEs per sector was:

As of December 31	2013	2012	2011

Customer Support	2,949	2,538	2,478
SG&A	1,098	869	723
Industrial Engineering	785	637	420
Manufacturing & Logistics	3,658	2,856	2,852
R&D	4,735	3,736	3,417
Total employees (in FTEs)	13,225	10,636	9,890

Less: Temporary employees (in FTEs)	2,865	2,139	1,935

Payroll employees (in FTEs)	10,360	8,497	7,955

The average number of payroll employees in FTEs in our operations in the Netherlands during 2013, 2012 and 2011 was 5,112, 4,620 and 4,313, respectively.

23. Research and Development Costs

R&D costs (net of credits and excluding contributions under the NRE funding agreements from Participating Customers of the CCIP) increased by EUR 292.9 million, or 49.7 percent, to EUR 882.0 million in 2013 from EUR 589.1 million in 2012. R&D spending mainly increased due the additional investments in EUV source development as a result of the acquisition of Cymer and further investments in our other strategic programs (Immersion and holistic lithography).

R&D costs (net of credits) in 2012 (EUR 589.1 million) were in line with 2011 (EUR 590.3 million). R&D spending remained stable and mainly related to our strategic programs, in particular EUV, immersion and holistic lithography.

R&D costs include credits for an amount of EUR 16.0 million, EUR 17.9 million and EUR 25.1 million in 2013, 2012 and 2011 respectively. R&D credits relate to worldwide (inter-)governmental funding for certain strategic development programs. The decrease in R&D credits is the result of a change in government programs from subsidy payments to fiscal incentives. These incentives lead to tax deductions in mainly Dutch and United States tax jurisdictions.

24. Interest and Other, Net

Interest and other income of EUR 9.2 million (2012: EUR 16.6 million and 2011: EUR 41.2 million) mainly relates to interest income on deposits, short-term investments, money market funds, bank accounts and on finance receivables.

Interest and other expense of EUR 33.6 million (2012: EUR 22.8 million and 2011: EUR 33.8 million) mainly consists of net interest expense on our Eurobonds and related interest rate swaps, interest on lease obligations and amortized financing costs of in total EUR 16.2 million (2012: EUR 10.8 million and 2011: EUR 14.2 million), and EUR 8.9 million loss on the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017 (2012 and 2011: EUR nil million).

Interest on cash pools is reported on a gross basis in the Consolidated Statements of Operations under both interest income and interest expense. From an economic and legal perspective, the interest on cash pools of EUR 1.9 million (2012: EUR 4.2 million and 2011: EUR 6.8 million) recorded in interest income nets off against the same amount recorded in interest expense.

25. Vulnerability Due to Certain Concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, from time to time, the number of systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is currently our sole supplier of lenses, collectors, and other critical optical components and is capable of producing these items only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2013, ASML’s production was not limited by the deliveries from Zeiss.

ASML ANNUAL REPORT 2013	F-45

26. Shareholders’ Equity

Share Capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;
•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and
•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.

Per December 31, 2013, 446,822,452 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid in, of which 5,970,118 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued.

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

Shares Issued as a Result of the Acquisition of Cymer

ASML and Cymer completed the merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As per December 31, 2013, we issued 36,464,576 ordinary shares for an aggregate amount of EUR 2,346.7 million in relation to the acquisition of Cymer.

Synthetic Share Buyback

At the EGM held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the Synthetic Share Buyback effectuated in connection with the CCIP. Consequently, on November 24, 2012, the Articles of Association were amended as follows. Upon the first amendment the ordinary shares to be held for the benefit of the participants to the CCIP were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment, the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference was booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the CCIP and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

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

Shares Issued in Customer Co-Investment Program

In connection with the CCIP, on September 12, 2012, we issued 62,977,877 ordinary shares to the Stichting that holds shares on behalf of Intel and 12,595,575 ordinary shares to the Stichting that holds shares on behalf of Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to the Stichting that holds shares on behalf of TSMC. We received an amount of EUR 3,853.9 million in relation to the shares issued under the CCIP. For further details on our CCIP see Note 28.

ASML ANNUAL REPORT 2013	F-46

Ordinary Shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our AGM held on April 24, 2013, the Board of Management was authorized from April 24, 2013 through October 24, 2014, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 24, 2013, plus an additional 5.0 percent of our issued share capital at April 24, 2013 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

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

Cumulative Preference Shares

In 1998, we granted to the preference share Foundation, the Preference Share Option. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

Per the amendment of our Articles of Association on May 6, 2011, the nominal value of the cumulative preference shares was increased to EUR 0.09. The number of cumulative preference shares included in the authorized share capital was decreased to 700,000,000. This was done to simplify the Articles of Association, and to give each share the right to cast one vote in the General Meeting of Shareholders.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.

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

ASML ANNUAL REPORT 2013	F-47

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

Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the preference share option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation will not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. Former chairman Mr. A. Baan passed away on April 5, 2013 and was succeeded by Mr. H. Bodt. As of June 1, 2013, the members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Dividend Proposal

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2013, a proposal to declare a dividend of EUR 0.61 per ordinary share of EUR 0.09 nominal value will be submitted to the AGM to be held on April 23, 2014.

27. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 24, 2013, the AGM authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 24, 2014.

On April 17, 2013, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 31, 2013, we had purchased 4,614,179 of our shares for a total amount of EUR 300.0 million at an average price of EUR 65.02 per share. These shares are intended to be cancelled in 2014.

ASML ANNUAL REPORT 2013	F-48

The following table provides a summary of our repurchased shares in 2013:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR)

April 18 - 30, 2013	297,500	55.35	297,500	983,534,770
May 2 - 31, 2013	389,974	61.76	687,474	959,449,401
June 1 - 30, 2013	749,434	60.39	1,436,908	914,192,630
July 1 - 31, 2013	321,486	65.20	1,758,394	893,232,250
August 1 - 31, 2013	283,097	67.83	2,041,491	874,028,834
September 1 - 30, 2013	179,146	69.06	2,220,637	861,656,533
October 3 - 31, 2013	556,443	69.34	2,777,080	823,072,791
November 1 - 30, 2013	962,146	66.76	3,739,226	758,841,727
December 1 - 31, 2013	874,953	67.25	4,614,179	700,000,036

Total	4,614,179	65.02

28. Customer Co-Investment Program

Overview

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the CCIP consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML entered into NRE Funding Agreements with the Participating Customers.

In addition to the funding commitments described above, the Participating Customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 26.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE funding agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our Synthetic Share Buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE funding agreements between ASML and Intel is set out below. The agreements between ASML and the other participants – TSMC (which acquired 5 percent of our shares and made an EUR 276 million funding commitment) and Samsung (which acquired 3 percent of our shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreements

Pursuant to the Intel Investment Agreement, dated July 9, 2012, ASML issued to Intel Stichting ordinary shares equal to 15 percent of the issued ordinary shares with simultaneous issuance by the Intel Stichting to Intel of the corresponding depositary receipts.

Pursuant to the TSMC Investment Agreement, dated August 5, 2012, ASML issued to TSMC Stichting ordinary shares equal to 5 percent of the issued ordinary shares with simultaneous issuance by the TSMC Stichting to TSMC of the corresponding depositary receipts.

Pursuant to the Samsung Investment Agreement, dated August 27, 2012 ASML issued to the Samsung Stichting ordinary shares equal to 3 percent of the issued ordinary shares with simultaneous issuance by the Samsung Stichting to Samsung of the corresponding depositary receipts.

ASML ANNUAL REPORT 2013	F-49

The subscription price for the ordinary shares under the Investment Agreements was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of our shares listed at NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

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

Shareholder Agreements

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a Shareholder Agreement which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

The Shareholder Agreements between ASML and the other program participants (TSMC and Samsung) are on substantially the same terms as those agreed with Intel.

Voting Restrictions

Pursuant to the Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or our business, including a transfer of all or substantially all business or assets of ASML and our subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or our business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

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

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the CCIP) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

ASML ANNUAL REPORT 2013	F-50

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

In addition, Intel may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange more than (i) 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC). There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions were the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of our shares listed at NYSE Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (vi) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements pursuant to which Intel will support ASML’s R&D costs and project expenditures. One agreement relates to the Intel 450mm NRE Funding Agreement and the other relates to the Intel EUV NRE Funding Agreement (together the “Intel NRE Funding Agreements”). Intel has committed to provide EUR 553 million in funding under the Intel 450mm NRE Funding Agreement and EUR 276 million in funding under the Intel EUV NRE Funding Agreement, payable over the respective terms (2013-2017) of the Intel NRE Funding Agreements.

On August 5, 2012, ASML and TSMC entered into the TSMC NRE Funding Agreement pursuant to which TSMC will support ASML’s R&D costs and project expenditures relating to the development of 450mm lithography equipment and EUV platforms. TSMC has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the TSMC NRE Funding Agreement.

On August 27, 2012, ASML and Samsung entered into the Samsung NRE Funding Agreement pursuant to which Samsung will support ASML’s R&D costs and project expenditures relating to the development of 300mm/450mm and EUV platforms. Samsung has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the Samsung NRE Funding Agreement.

ASML ANNUAL REPORT 2013	F-51

Under the NRE Funding Agreements, ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice the Participating Customers for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the NRE Funding Agreements. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by the Participating Customer of the aggregate amount of funding owed under its respective NRE Funding Agreement.

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

For further details regarding the share issuances to the Participating Customers and the Synthetic Share Buyback effectuated in connection with our CCIP, see Note 26.

Development 450mm silicon wafer technology

In November 2013, following our customers’ decision, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm. Since 450mm requires both generic developments and wafer size-specific developments, many of our employees involved in the 450mm project are doing work that is just as relevant for future DUV and EUV platforms. The teams and people have therefore been reassigned to different projects.

Under our CCIP, we are party to a 450mm NRE Funding Agreement with Intel for a total NRE funding commitment of EUR 553 million. We are currently in discussions with Intel to determine appropriate projects to which to apply the 450mm NRE funding.

Under the CCIP, we are also party to EUV NRE agreements with Intel (total funding of EUR 276 million), TSMC (total funding of EUR 276 million) and Samsung (total funding of EUR 276 million), all of which funding is being used for EUV projects.

29. Related Party Transactions

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.

The total net sales to Intel (and its affiliates) in 2013 amounted to EUR 494.7 million. The total net sales to Intel (and its affiliates) for the period from July 9, 2012 to December 31, 2012 amounted to EUR 301.7 million) whereas the outstanding balances as of December 31, 2013 amount to EUR (182.3) million (December 31, 2012: EUR 65.0 million).

There have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof.

ASML ANNUAL REPORT 2013	F-52

30. Subsequent Events

Subsequent events were evaluated up to February 11, 2014, which is the issuance date of this Annual Report 2013. There are no subsequent events to report.

Veldhoven, the Netherlands

February 11, 2014

/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink

President, CEO and member of the Board of Management

/s/ Wolfgang U. Nickl

Wolfgang U. Nickl

Executive Vice President and CFO

ASML ANNUAL REPORT 2013	F-53

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of ASML Holding N.V.:

We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 (all expressed in euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Accountants B.V.

Eindhoven, The Netherlands

February 11, 2014

ASML ANNUAL REPORT 2013	F-54

Definitions

Name	Description

ACE	ASML Center of Excellence

Act	The Dutch Financial Markets Supervision Act / “Wet op het Financieel Toezicht”

AFM	Autoriteit Financiële Markten; the Netherlands Authority for the Financial Markets

AGM	Annual General Meeting of Shareholders

AMD	Advanced Micro Devices, Inc.

Annual Report	Annual Report on Form 20-F

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASML	ASML Holding N.V. and its subsidiaries

ASP	Average selling price

ASU	Accounting Standards Update

BA	Bachelor of Arts

BESP	Best Estimate of Selling Price

Brion	Brion Technologies, Inc.

Canon	Canon Kabushiki Kaisha

Canon Cross-License Agreement	ASML and Canon signed a global patent cross-license agreement related to the field of semiconductor lithography

CCIP	Customer Co-Investment Program

CD	Critical Dimension

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CMO	Chief Marketing Officer

Code of Conduct	Code of ethics and conduct

CODM	Chief Operating Decision Maker

Commission	The United States Securities and Exchange Commission

Company	ASML Holding N.V.

CPO	Chief Program Officer

CRMC	Capital Research & Management Company

Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014

CRSB	Corporate Risk and Sustainability Board

CTO	Chief Technology Officer

Customer Stichtingen	Intel Stichting and TSMC Stichting jointly referred. Shares held by Participating Customers in the CCIP, are held through Foundations that issued to the Participating Customers depository receipts representing shares held by these Foundations.

Cymer	Formerly known as Cymer, Inc.

De Nederlandsche Bank	the Dutch central bank, which is the supervisor of all pension companies in the Netherlands

DPT	Double patterning technology

DTC	Depositary Trust Company

EGM	Extraordinary General Meeting of Shareholders

ASML ANNUAL REPORT 2013	D-1

Name	Description

EUR	Euros

Euro	Euros

Eurobonds	Our EUR 600 million 5.75 percent senior notes due 2017 and our EUR 750 million 3.375 percent senior notes due 2023

Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

EUV	Extreme Ultraviolet

Exchange Act	US Securities Exchange Act of 1934

FASB	Financial Accounting Standards Board

FMSA	Financial Markets Supervision Act (‘Wet op het financieel toezicht’ (Wft))

FOM	Foundation for Fundamental Research on Matter

Foundation	Stichting Preferente Aandelen ASML

FTEs	Full-time equivalents

holistic lithography	Optimize the scanner performance by taken into account the entire chip creation process, from design to volume manufacturing

IC	Intercircuit

imec	Interuniversitair Micro-Elektronica Centrum

Intel	Intel Corporation

Intel 450mm NRE Funding Agreement	Agreement related to the development of 450mm lithography equipment

Intel EUV NRE Funding Agreement	Agreement related to the development of EUV lithography equipment

Intel Investment Agreement	The investment agreement between ASML and Intel

Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment

Intel Stichting	Stichting Administratiekantoor MAKTSJAB

IRS	Internal Revenue Service

KPI	Key Performance Indicator

KrF	Krypton Fluoride

Logic	Micro-processor manufacturers and Foundries

MBA	Master of Business Administration

Memory	NAND-Flash memory and DRAM memory chipmakers

NA	Numerical aperture

NASDAQ	NASDAQ Stock Market LLC

New York Transfer Agent	J.P. Morgan Chase Bank, N.A., 4 New York Plaza, New York, New York

NID	Notional Interest Deduction

Nikon	Nikon Corporation

Nikon Cross-License Agreement	A patent Cross-License agreement between Nikon, ASML and Zeiss, related to lithography equipment used to manufacture semiconductor devices

nm	Nanometer (one billionth of a meter)

Non-Resident Holder	a holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes

NPV	Net Present Value

NRE	Non Recurring Engineering

NRE Funding Agreements	The Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement

ASML ANNUAL REPORT 2013	D-2

Name	Description

NWO	Netherlands Organisation for Scientific Research

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXE:3100	Second-generation EUV systems

NXE:3300B	Third-generation EUV systems

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay.

OCI	Other Comprehensive Income

OPC	Optical Proximity Correction

Participating customers	Collective of the participants of the Customer Co-Investment Program; Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”)

PFIC	Passive Foreign Investment Company

PME	Bedrijfstakpensioenfonds Metalektro

Preference Share Option	An option to acquire cumulative preference shares in our capital

R&D	Research and Development

RDA	Research and Development Deduction (“Research and Development Aftrek”)

RET	Resolution Enhancement Techniques

RU	Reporting Unit

RU ASML	Reporting Unit ASML

Samsung	Samsung Electronics Corporation

Samsung Investment Agreement	The investment agreement between ASML and Samsung

Samsung NRE Funding Agreement	ASML and Samsung entered into the Samsung NRE funding agreement

SEC	The United States Securities and Exchange Commission

SG&A	Selling, General and Administrative

Shareholder Agreement	In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (we refer to page F-50)

SMO	Source-Mask Optimization

STI	Short-term incentive

the Intel Investment Agreement	The investment agreement between ASML and Intel

TPE	Third-Party Evidence

Transfer Agent Agreement	Agreement about transfer, registrar and dividend disbursement

Treaty	The Tax Treaty Between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income

TSMC	Taiwan Semiconductor Manufacturing Company Ltd.

TSMC Investment Agreement	The investment agreement between ASML and TSMC

TSMC NRE Funding Agreement	ASML and TSMC entered into the TSMC NRE funding agreement

TSMC Stichting	Stichting Administratiekantoor TSMC

U.S. dollars	United States dollars

US GAAP	Generally accepted accounting principles in the United States of America

ASML ANNUAL REPORT 2013	D-3

Name	Description

USD	United States dollars

UvA	University of Amsterdam

VIE	Variable interest entity

VIE Shareholders	Syndicate of three banks solely for the purpose of leasing the headquarter in Veldhoven

VLSI Research	An independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market

VSOE	Vendor-Specific Objective Evidence

VU	VU University Amsterdam

WACC	Weighted Average Cost of Capital

Wavelength	The frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC

Wijdeven Motion	Wijdeven Motion Holding B.V. and Wijdeven Motion B.V. together

XT	Second - generation TWINSCAN, for 200 nm and 300 mm wafer sizes.

XT:1700i	TWINSCAN XT:1700i

YieldStar	Advanced wafer metrology system

Zeiss	Carl Zeiss SMT AG

ASML ANNUAL REPORT 2013	D-4

Exhibit Index

ASML ANNUAL REPORT 2013	E-1

Exhibit Index

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 13 to the Registrant’s, Registration Statement on Form 8-A/A, filed with the Commission on February 8, 2013)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) [1]
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) [1]
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) [1]
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004) [1]
4.8	ASML New Hires and Incentive Stock Option Plan For Management (Version 2003) (Incorporated by reference to the Registrant’s Statement on Form S-8, filed with the Commission on September 2, 2003 (File No. 333-109154))
4.9	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the Commission on June 9, 2004 (File No. 333-116337))
4.10	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 30, 2005 (file No. 333-126340))
4.11	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2006 (file No. 333-136362))
4.15	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.16	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.18	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.19	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.20	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on July 5, 2007 (file No. 333-144356))
4.21	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on November 2, 2007 (file No. 333-147128))
4.22	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.23	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 29, 2008 (file No. 333-153277))
4.24	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.25	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))
4.26	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 13, 2009 (file No. 333-162439))

ASML ANNUAL REPORT 2013	E-2

Exhibit No.	Description

4.27	Investment Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)

4.28	450mm NRE Funding Agreement between ASML Holding N.V., and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012) [1]

4.29	EUV NRE Funding Agreement between ASML Holding N.V., and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012) [1]

4.30	Shareholder Agreement between ASML Holding N.V. and Intel Holdings B.V., Intel Corporation and Stichting Administratiekantoor MAKTSJAB dated September 12, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)

4.31	Agreement and Plan of Merger by and among ASML Holding N.V., Kona Acquisition Company, Inc. Cymer, Inc. and certain other parties set forth therein, date October 16, 2012 (incorporated by reference to Annex A to the Registrant’s Registration Statement on Form F-4 filed with the Commission on November 21, 2012 (file No. 333-185120))

8.1	List of Main Subsidiaries [2]

12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]

13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [2]

15.1	Consent of Deloitte Accountants B.V. [2]

101.INS	XBRL Instance Document [2]

101.SCH	XBRL Taxonomy Extension Schema Document [2]

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]

101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]

1	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.
2	Filed at the Commission herewith.

ASML ANNUAL REPORT 2013	E-3