Form 20-F
period 2014-12-31
ASML HOLDING NV
filed 2015-02-11
CIK 937966

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2014

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

432,935,288 Ordinary Shares

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

ASML ANNUAL REPORT 2014

Form 20-F

Contents

Part I

1	Item 1 Identity of Directors, Senior Management and Advisors

1	Item 2 Offer Statistics and Expected Timetable

1	Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

14	Item 4 Information on the Company
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
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

41	Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

44	Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

44	Item 9 The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

ASML ANNUAL REPORT 2014

45	Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

55	Item 11 Quantitative and Qualitative Disclosures About Market Risk

56	Item 12 Description of Securities Other Than Equity Securities

Part II

57	Item 13 Defaults, Dividend Arrearages and Delinquencies

57	Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

57	Item 15 Controls and Procedures

58	Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
F. Change in Registrant’s Certifying Accountant
G. Corporate Governance
H. Mine Safety Disclosure

Part III

61	Item 17 Financial Statements

61	Item 18 Financial Statements

61	Item 19 Exhibits

ASML ANNUAL REPORT 2014

ASML ANNUAL REPORT 2014

Part I

Special Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report contains statements relating to our future business and/or results. These statements include certain projections and business trends that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. They appear in a number of places throughout this Annual Report and include statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels and trends, systems backlog, IC unit demand, expected financial results, including expected gross margin and expenses, expected shipments of tools, productivity of our tools and systems performance, including EUV system performance (such as endurance), the development of EUV technology and the number of EUV systems expected to be shipped and recognized in revenue and timing of shipments, dividend policy and intention to repurchase shares, purchase commitments and statements about our CCIP.

These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance, and actual results may differ materially from projected results as a result of certain risks, and uncertainties. These risks and uncertainties include, without limitation, those described under Item 3.D. “Risk Factors”. These forward-looking statements are made only as of the date of this Annual Report. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1 Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item  3 Key Information

A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements”.

On May 30, 2013, we acquired 100 percent of the issued share capital of Cymer. Financial information presented in our Annual Report includes Cymer from May 30, 2013 onwards.

A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Annual Report is set forth on pages D-1 through D-4.

ASML ANNUAL REPORT 2014	1

Five-Year Financial Summary

Year ended December 31 (in thousands, except per share data)	2014 EUR	2013 EUR	2012 EUR	2011 EUR	[1]	2010 EUR

Consolidated Statements of Operations data
Net sales	5,856,277	5,245,326	4,731,555	5,651,035		4,507,938
Cost of sales	(3,259,903)	(3,068,064)	(2,726,298)	(3,201,645)		(2,552,768)

Gross profit	2,596,374	2,177,262	2,005,257	2,449,390		1,955,170
Other income	81,006	64,456	-	-		-
Research and development costs	(1,074,035)	(882,029)	(589,182)	(590,270)		(523,426)
Selling, general and administrative costs	(321,110)	(311,741)	(259,301)	(217,904)		(181,045)

Income from operations	1,282,235	1,047,948	1,156,774	1,641,216		1,250,699
Interest and other, net	(8,600)	(24,471)	(6,196)	7,419		(8,176)

Income before income taxes	1,273,635	1,023,477	1,150,578	1,648,635		1,242,523
Provision for income taxes	(76,995)	(7,987)	(4,262)	(181,675)		(220,703)

Net income	1,196,640	1,015,490	1,146,316	1,466,960		1,021,820

Earnings per share data
Basic net income per ordinary share	2.74	2.36	2.70	3.45		2.35
Diluted net income per ordinary share[2]	2.72	2.34	2.68	3.42		2.33

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	437,142	429,770	424,096	425,618		435,146
Diluted[2]	439,693	433,446	426,986	429,053		438,974

1	As of January 1, 2011, we adopted ASU 2009-13 “Sales Arrangements with Multiple Deliverables” which converted into ASC 605-25 “Revenue Recognition – Multiple-Element Arrangements”. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues.
2	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML ANNUAL REPORT 2014	2

Five-Year Financial Summary

As of December 31	2014		2013		2012		2011	[1]	2010
(in thousands, unless otherwise indicated)	EUR		EUR		EUR		EUR		EUR

Consolidated Balance Sheets data
Cash and cash equivalents	2,419,487		2,330,694		1,767,596		2,731,782		1,949,834
Short-term investments	334,864		679,884		930,005		-		-
Working capital[2]	4,257,335		4,156,917		3,745,559		3,473,767		2,787,220
Total assets	12,203,945		11,513,730		7,410,478		7,260,815		6,180,358
Long-term debt (including the current portion of long-term debt)	1,154,137		1,074,570		759,490		736,368		710,060
Total shareholders’ equity	7,512,590		6,922,427		4,066,893		3,444,154		2,773,908
Share capital	39,426		40,092		37,470		38,354		39,293

Consolidated Statements of Cash Flows data
Depreciation and amortization	254,644		228,775		186,620		165,185		151,444
Impairment	10,528		13,057		3,234		12,272		8,563
Net cash provided by operating activities	1,025,206		1,054,173		703,478		2,070,440		940,048
Purchase of property, plant and equipment [3]	(358,280)		(210,804)		(171,878)		(300,898)		(128,728)
Purchase of available for sale securities	(504,756)		(904,856)		(1,379,997)		-		-
Maturity of available for sale securities	849,776		1,195,031		449,992		-		-
Acquisition of subsidiary (net of cash acquired)	-		(443,712)	[4]	(10,292)		-		-
Net cash provided by (used in) investing activities	(16,212)		(368,341)		(1,119,833)		(300,898)		(124,903)
Net proceeds from issuance of shares	39,679		31,822		3,907,666	[5]	34,084		31,000
Capital repayment	-		-		(3,728,324)	[6]	-		-
Dividend paid	(267,962)		(216,085)		(188,892)		(172,645)		(86,960)
Deposits from customers	-		-		-		(150,000)		150,000
Purchase of shares	(700,000)		(300,000)		(535,373)		(700,452)		-
Net proceeds from issuance of notes	-		740,445	[7]	-		-		-
Repurchase of notes	-		(368,303)	[8]	-		-		-
Net cash provided by (used in) financing activities	(928,439)		(113,111)		(545,583)		(991,561)		92,702
Net increase (decrease) in cash and cash equivalents	88,793		563,098		(964,186)		781,948		912,760

Ratios and other data
Gross profit as a percentage of net sales	44.3		41.5		42.4		43.3		43.4
Income from operations as a percentage of net sales	21.9		20.0		24.4		29.0		27.7
Net income as a percentage of net sales	20.4		19.4		24.2		26.0		22.7
Shareholders’ equity as a percentage of total assets	61.6		60.1		54.9		47.4		44.9
Income taxes as a percentage of income before income taxes	6.0		0.8		0.4		11.0		17.8
Sales of systems (in units)	136		157		170		222		197
ASP of system sales (in millions)	31.2		25.4		22.4		22.0		19.8
Value of systems backlog (in millions)	2,772.4	[9]	1,953.3		1,214.1		1,732.5	[10]	3,855.7
Systems backlog (in units)	82	[9]	56		46		71	[10]	157
ASP of systems backlog (in millions)	33.8	[9]	34.9		26.4		24.4	[10]	24.6
Value of booked systems (in millions)	4,902.2	[9]	4,644.0		3,312.3		2,909.3	[10]	6,212.7
Net bookings (in units)	157	[9]	166		144		134	[10]	285
ASP of booked systems (in millions)	31.2	[9]	28.0		23.0		21.7	[10]	21.8
Number of payroll employees (in FTEs)	11,318		10,360		8,497		7,955		7,184
Number of temporary employees (in FTEs)	2,754		2,865		2,139		1,935		2,061
Increase (decrease) net sales in percentage	11.6		10.9		(16.3)		25.4		182.4
Number of ordinary shares issued and outstanding (in thousands)	432,935		440,852		407,165		413,669		436,593
Closing ASML share price in EUR on Euronext Amsterdam	89.50		68.04		48.00		32.48		28.90
Volatility 260 days as percentage of our shares listed on Euronext	27.49		23.98		28.64		32.46		30.25
Amsterdam[11]
Closing ASML share price in USD on NASDAQ	107.83		93.70		64.39		41.79		38.34
Volatility 260 days as percentage of our shares listed on NASDAQ[12]	26.01		24.01		30.05		41.83		35.25
Dividend per ordinary share in EUR	0.70	[13]	0.61		0.53		0.46		0.40
Dividend per ordinary share in USD	0.79	[13,14]	0.84	[15]	0.69	[15]	0.61	[15]	0.58	[15]

1	As of January 1, 2011, we adopted ASU 2009-13 “Sales Arrangements with Multiple Deliverables” which converted into ASC 605-25 “Revenue Recognition – Multiple-Element Arrangements”. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues.
2	Working capital is calculated as the difference between total current assets and total current liabilities.
3	An amount of EUR 95.5 million (2013: EUR 115.9 million, 2012: EUR 204.8 million, 2011: EUR 300.5 million, 2010: EUR 214.1 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory, other movements include EUR 1.5 million increase (2013: EUR 12.5 million decrease, 2012: EUR 9.6 million decrease, 2011: EUR 17.7 million decrease and 2010: EUR nil million), mainly relating to investments not yet paid and inceptions of finance lease arrangements. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows data. For further details see Note 12 to the Financial Statements.
4	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.
5	Net proceeds from issuance of shares includes an amount of EUR 3,853.9 million related to the share issuances in connection to the CCIP. See Note 28 to the Financial Statements.
6	The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was part of the synthetic share buyback in November 2012.
7	Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the issuance of our EUR 750 million 3.375 percent senior notes due 2023.
8	Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 2017 including the partial unwinding of the related interest rate swaps.

ASML ANNUAL REPORT 2014	3

9	Our systems backlog and net bookings include sales orders for which written authorizations have been accepted and shipment and/or revenue recognition is expected within 12 months. As of 2014 we also include EUV in our backlog starting with our NXE:3350B systems. As a result, two NXE:3350B systems are now included in our systems backlog and net bookings. Before 2014, our systems backlog and net bookings include only sales orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned. This change has no impact on the comparative figures.
10	From January 1, 2011, we value our net bookings and systems backlog at system sales value including factory options. Prior to January 1, 2011, we valued net bookings and systems backlog at full order value (i.e. including factory options, field options and services). The comparative figures for prior periods have not been adjusted because the impact on the comparative figures is insignificant (approximately EUR 20.0 million negative impact on backlog value as of December 31, 2010).
11	Volatility represents the variability in our share price on Euronext Amsterdam as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).
12	Volatility represents the variability in our share price on NASDAQ as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).
13	Subject to approval of the AGM to be held on April 22, 2015.
14	The exchange rate used to express the proposed dividend per ordinary share in USD is the exchange rate of USD/EUR 1.13 as of January 30, 2015.
15	The dividends per ordinary share in USD for the years 2010, 2011, 2012 and 2013 have been adjusted compared to the respective Annual Reports to reflect the actual exchange rates at time of dividend payment.

ASML ANNUAL REPORT 2014	4

Exchange Rate Information

We publish our Financial Statements in euro. A portion of our assets, liabilities, net sales and costs is, and historically has been, denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 5.A. “Operating Results – Foreign Exchange Management”.

The following are the Noon Buying Rates certified by the Federal Reserve Bank for customs purposes, expressed in U.S. dollars per euro.

Calendar year	2015 (through January 31, 2015)	2014	2013	2012	2011	2010

Period End	1.13	1.21	1.38	1.32	1.30	1.33
Period Average [1]	1.16	1.33	1.33	1.29	1.40	1.33
Period High	1.20	1.39	1.38	1.35	1.49	1.45
Period Low	1.13	1.21	1.28	1.21	1.29	1.20

1	The average of the Noon Buying Rates on the last business day of each month during the period presented.

Months of	January 2015	December 2014	November 2014	October 2014	September 2014	August 2014

Period High	1.20	1.25	1.26	1.28	1.31	1.34
Period Low	1.13	1.21	1.24	1.25	1.26	1.32

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

Risks Related to the Semiconductor Industry

The Semiconductor Industry Is Highly Cyclical and We May Be Adversely Affected by Any Downturn

As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, of which the timing, duration and volatility are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	The current and anticipated market demand for semiconductors and for products utilizing semiconductors;
•	Semiconductor prices;
•	Semiconductor production costs and manufacturing capacity utilization for semiconductors;
•	Semiconductor equipment industry capacity;
•	Changes in semiconductor inventory levels;
•	General economic conditions; and
•	Access to capital.

Reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2014	5

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve positive net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product and service demand, we may also incur increased costs related to inventory obsolescence in an industry downturn, and such inventory obsolescence costs may be higher with our newer technology systems such as EUV. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on sales prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.

The financial crises that affected the international banking system and global financial markets in 2008-2009 have been in many respects unprecedented and international financial markets and the global economy have remained volatile. Instability of the financial markets and the global economy in general can have a number of effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays, (ii) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (iii) other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

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

Our Business Will Suffer If We or the Industry Do Not Respond Rapidly to Commercial and Technological Changes in the Semiconductor Industry

The semiconductor manufacturing industry is subject to:

•	Rapid change towards more complex technologies;
•	Frequent new product introductions and enhancements;
•	Evolving industry standards;
•	Changes in customer requirements; and
•	Shorter product life cycles.

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

In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Dry, Immersion, EUV and Holistic Lithography. If we or our suppliers are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products, due to the failure to meet their development roadmaps which require our new technology or for any other reason, we may not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2014	6

The success of EUV, which we believe is critical for keeping pace with Moore’s Law, which postulates that the number of transistors on a chip doubles approximately every 18 to 24 months at equivalent costs, remains dependent on continuing technical advances by us and our suppliers, particularly with respect to technology related to the light source, source power, system availability, and scanner performance, without which EUV tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. A delay in the developments of these tools or a delay in such tools meeting production requirements could discourage or result in much slower adoption of this EUV technology and could delay purchases of these tools. In addition, the introduction of alternative technologies or processes by our competitors that compete with EUV could discourage or result in much slower adoption of EUV technology. If the technologies that we pursue to assist our customers in producing smaller and more efficient chips are not as effective as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on lithography, this may adversely affect our business, financial condition and results of operations.

We Face Intense Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;
•	The value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;
•	The exchange rate of the euro, particularly against the Japanese yen- strengthening of the euro against the yen could result in a loss of market share;
•	The relative strength and breadth of our portfolio of patents and other intellectual property rights; and
•	Our customers’ desire to obtain lithography equipment from more than one supplier.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. “Business Overview—Intellectual Property”, and Note 19 to the Financial Statements.

We compete primarily with Nikon and Canon. Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins which could have a material adverse effect on our business, financial condition and results of operations.

In addition to competitors in lithography, we may face competition with respect to alternative technologies for the non-critical layers or for all layers. If we fail to keep pace with Moore’s Law or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.

In the future the IC industry may not find it economically or technically feasible to maintain the pace of Moore’s Law through the use of lithography systems, which could result in our customers choosing solutions other than lithography for IC manufacturing. In addition, if the pace of Moore’s Law is not maintained, this could also result in the IC industry utilizing fewer leading technology systems, which could result in lower sales and margins.

Risks Related to ASML

The Number of Systems We Can Produce Is Limited by Our Dependence on a Limited Number of Suppliers of Key Components

We rely on outside vendors for components and subassemblies used in our systems including the design thereof, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing and the risk of untimely delivery of these components and subassemblies.

ASML ANNUAL REPORT 2014	7

The number of lithography systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is our single supplier of lenses, mirrors, collectors and other critical optical components (which we refer to as optics). If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of optics over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. “Business Overview—Manufacturing, Logistics and Suppliers”. In addition to Zeiss’ current position as a supplier of optics, a number of other critical components such as drive lasers included in our CO2 lasers used in our EUV systems are available from only a limited number of suppliers.

Designing and manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and could result in delays by our suppliers. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

In addition, as we develop new technologies, such as EUV, this requires our suppliers to participate in the development process so that the components they supply will meet the requirements of our development roadmap, and this may require significant R&D spending on the part of our suppliers. If our suppliers are unable to maintain their development roadmap in line with ours, this may delay the development and introduction of new products. In addition, our suppliers may not have or may not be willing to spend sufficient financial resources to make the necessary R&D expenditures to enable them (and therefore us) to continue development roadmaps. In this case, we may be required to co-invest with our suppliers to continue the R&D required to continue development roadmaps.

A High Percentage of Net Sales is Derived From a Few Customers

Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, sales may remain concentrated among relatively few customers in any particular year. In 2014, recognized sales to our largest customer accounted for EUR 1,532.1 million, or 26.2 percent of net sales, compared with EUR 2,058.6 million, or 39.2 percent of net sales, in 2013. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for EUR 643.2 million, or 49.3 percent of accounts receivable and finance receivables on December 31, 2014, compared with EUR 861.4 million, or 73.3 percent on December 31, 2013. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

We Derive Most of Our Revenues From the Sale of a Relatively Small Number of Products

We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (136 units in 2014 and 157 units in 2013), with an ASP per system in 2014 of EUR 31.2 million (EUR 35.6 million for new systems and EUR 5.8 million for used systems) and an ASP per system in 2013 of EUR 25.4 million (EUR 27.4 million for new systems and EUR 6.9 million for used systems). As a result, the timing of recognition of revenue for a particular reporting period from a small number of system sales may have a material adverse effect on our business, financial condition and results of operations in that period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	A downturn in the highly cyclical semiconductor industry;
•	Volatility in the Logic and Memory end-markets as a result of oversupply and undersupply;
•	Shipment rescheduling;
•	Cancellation or order push-back by customers;
•	Unexpected manufacturing difficulties; or
•	Delays in deliveries by suppliers

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our results of operations for that period. In particular, our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future and reduce our visibility on future sales for the reasons discussed above.

ASML ANNUAL REPORT 2014	8

The Time Window for New Product Introduction is Shorter and is Accompanied by Potential Design and Production Delays and by Significant Costs

The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with each new generation of our products as a result of increasing technological complexity. In particular, the development of an EUV volume production system is dependent on, and subject to the successful implementation of, among other things, technology related to the light source, source power, system availability, scanner performance and other technologies specific to EUV. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are also dependent on our suppliers to maintain their development roadmaps to enable us to introduce new technologies on a timely basis, and if they are unable to keep pace whether due to technological factors, lack of financial resources or otherwise, this could prevent us from meeting our development roadmaps.

Additionally, in connection with our EUV production, we have made advanced payments to suppliers that we may not recoup if we do not reach expected EUV sales levels in the future. We may make similar advance payments (or other investments in our suppliers) to suppliers in connection with EUV or other technologies we develop, and we may not recoup those advanced payments or other investments (e.g. if expected sales are not met). See Note 9 to our Financial Statements.

As Lithography Technologies Become More Complex, the Success of Our R&D Programs Becomes More Uncertain and More Expensive

Our lithography systems have become increasingly complex, and accordingly, the costs to develop new products and technologies have increased, and we expect such costs to continue to increase. This increase in costs requires us to continue obtaining sufficient funding for our R&D programs. For example, we obtained partial funding for our EUV R&D program through the CCIP. We may however, be unable to obtain this type of funding from customers in the future, in which case we may be unable to fund R&D investments necessary to maintain our technological leadership. The increasing complexity of new technologies, which leads to increasing cost of R&D programs for new technologies, also increases the risk that a new product or technology may not be successful

Furthermore, as the innovation cycle becomes more complex, developing new technology, including EUV technology, requires increased R&D investments by our suppliers in order to meet the technology demands of us and our customers. Our suppliers may not have, or may not be willing to invest, the resources necessary to continue the development of the new technologies to the extent such investments are necessary, which may result in our contributing funds to such R&D programs or limiting the R&D investments that we can undertake.

Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business

We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that such measures could prove to be inadequate because:

•	Intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;
•	Patent rights may not be granted or interpreted as we expect;
•	Patents will expire which may result in key technology becoming widely available that may hurt our competitive position;
•	The steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	Third parties may be able to develop or obtain patents for similar competing technology.

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

ASML ANNUAL REPORT 2014	9

A Disruption in Our Information Technology Systems, Including Those Related to Cybersecurity, Could Adversely Affect Our Business Operations

We rely on the accuracy, capacity and security of our information technology systems. Despite the measures that we have implemented, including those related to cybersecurity, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access.

From time to time we experience cybersecurity attacks on our information technology systems, which are becoming more sophisticated and include malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information (including confidential information relating to our customers and suppliers), and corruption of data. Any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets (including our proprietary technology), customer or supplier information and unauthorized access to personnel information.

Moreover, there can be no assurance that such measures we have implemented will be sufficient to prevent a system failure, accident or security breach from occurring. To the extent that our business is interrupted or data or proprietary technology is lost, destroyed or inappropriately used or disclosed, such disruptions could adversely affect our competitive position, relationships with customers and suppliers or our business, financial condition and results of operations. In addition, we may be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future.

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

In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such third parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.

We also may incur substantial licensing or settlement costs, which although potentially strengthening or expanding our intellectual property rights or limiting our exposure to intellectual property claims of third parties, may have a material adverse effect on our business, financial condition and results of operations.

From late 2001 through 2004, ASML was a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML.

Under the terms of the Nikon Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of certain patents subject to the agreement, including any infringement that occurred from January 1, 2010 through December 31, 2014 (the “Cross-License Transition Period”). Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products or optical components.

Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of certain patents subject to the Nikon Cross-License Agreement.

If Nikon files suit against us alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Similarly, if we file suit against Nikon alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time whether any such patent suit will in fact materialize, or, if so, what its outcome might be.

ASML ANNUAL REPORT 2014	10

We Are Subject to Risks in Our International Operations

The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those regions:

•	Potentially adverse tax consequences;
•	Unfavorable political or economic environments;
•	Unexpected legal or regulatory changes;
•	An inability to effectively protect intellectual property; and
•	Adverse effects of foreign currency fluctuations.

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

In particular, 19.2 percent of our 2014 net sales and 42.4 percent of our 2013 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations. In addition, certain of our manufacturing facilities as well as customers are located in South Korea. There are tensions between the Republic of South Korea and the Democratic People’s Republic of Korea since the division of the Korean Peninsula following World War II. The worsening of relations between those two countries or the outbreak of war on the Korean Peninsula could have a material adverse effect on our business, financial condition or results of operations.

In addition, the installation and servicing of our products requires us to travel to our customers’ premises. Natural disasters could affect our ability to do so. For example, the Japanese earthquake in 2011 resulted in the disruption of our installation and servicing of systems for our customers in Japan. Natural disasters in areas where our customers are located could prevent or disrupt the installation or servicing of our systems. In addition, we have customers located in Israel. If the geopolitical environment prevents travel to Israel, it could result in the disruption of our installation and servicing of systems for our customers.

Lastly, if there is a pandemic outbreak located near any of our customers, it could result in the disruption of our installation and servicing of systems for our customers near the outbreak. Therefore, if there is a natural disaster, geopolitical conflict or pandemic that prevents our ability to travel to our customers’ premises, our business, financial condition and results of operations may be materially adversely effected.

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both in the United States, in Pyeongtaek, South-Korea and in Linkou, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if such capacity was available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our key suppliers, including Zeiss, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.

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

Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations

We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro, as we incur manufacturing costs for our systems predominantly in euros while portions of our net sales and cost of sales are denominated in U.S. dollars.

ASML ANNUAL REPORT 2014	11

In addition, a portion of our assets and liabilities and operating results are denominated in U.S. dollars, particularly following our acquisition of Cymer in 2013, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our Financial Statements are expressed in euros. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the euro and such other currencies, and changes in currency exchange rates can result in losses in our Financial Statements. In general, our customers generally run their businesses in U.S. dollars and therefore a weakening of the U.S. dollar against the euro might impact the ability or desire of our customers to purchase our products.

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

In May 2013, we acquired all of the outstanding shares of Cymer, a light source supplier with the goal of making EUV technology more efficient, preventing additional delays in the introduction of EUV technology, and simplifying the supply chain of EUV modules. If we fail to integrate Cymer successfully, this may result in a delay in the development of EUV. Even if we are able to successfully integrate Cymer, there is no assurance that our acquisition of Cymer will result in successful or timely development of our EUV technology.

In addition, in connection with acquisitions, anti-trust regulators may impose conditions on us, including requirements to divest assets or other conditions that could make it difficult for us to integrate the businesses that we acquire. For example, in connection with the Cymer acquisition we have agreed to maintain Cymer Light Sources as a stand-alone business.

Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees

Our business and future success significantly depends upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. Our R&D programs require a significant number of qualified employees. If we are unable to attract sufficient numbers of qualified employees, this could affect our ability to conduct our research and development programs on a timely basis, which could adversely affect our business, financial condition and results of operations.

In addition, if we lose a key employee to retirement, illness or otherwise, particularly a number of our highly qualified professionals and/or senior management, we may not be able to timely find a suitable replacement. Moreover, as a result of the uniqueness and complexity of our technology, qualified engineers capable of working on our systems are scarce and generally not available (e.g. from other industries or companies). As a result, we must educate and train our employees to work on our systems. Therefore, a loss of a number of key professionals and/or senior management can be disruptive, costly and time consuming.

Furthermore, the increasing complexity of our products results in a longer learning-curve for new and existing employees and suppliers leading to an inability to decrease cycle times and may result in the incurrence of significant additional costs.

Our suppliers face similar risks in attracting qualified employees, including attracting employees in connection with R&D programs that will support our R&D programs and technology developments. To the extent that our suppliers are unable to attract qualified employees, this could adversely affect our business, financial condition and results of operations.

ASML ANNUAL REPORT 2014	12

Hazardous Substances Are Used in the Production and Operation of Our Systems and Failure to Comply with Applicable Regulations or Failure to Implement Appropriate Practices for Customer and Employee Environment, Health and Safety could Subject us to Significant Liabilities

Hazardous substances are used in the production and operation of our lithography systems, which subjects us to a variety of governmental regulations relating to environmental protection and employee and product health and safety, including the transport, use, storage, discharge, handling, emission, generation, and disposal of toxic or other hazardous substances. In addition, operating our machines (which use lasers and other potentially hazardous tools) is dangerous and can result in injury. The failure to comply with current or future regulations could result in substantial fines being imposed on us or other adverse consequences. Additionally, our products have become increasingly complex. The increasing complexity requires us to invest in continued risk assessments and development of appropriate preventative and protective measures for health and safety for both our employees (in connection with the production and installation of our systems) and our customers’ employees (in connection with the operation of our systems). There can be no assurance that the health and safety practices we develop will be adequate to mitigate all health and safety risks. Failing to comply with applicable regulations or the failure of our implemented practices for customer and employee health and safety could subject us to significant liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares

We May Not Declare Cash Dividends at All or in Any Particular Amounts in Any Given Year

We aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the BoM may decide to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on our share price.

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

See Item 6.C. “Board Practices” and Item 10.B. “Memorandum and Articles of Association”.

Participating Customers in Our Customer Co-Investment Program Together Own a Significant Amount of Our Ordinary Shares and Their Interests May Not Coincide with the Interests of Our Other Shareholders

In the CCIP, the Participating Customers, being Intel, Samsung and TSMC, through certain wholly-owned subsidiaries, acquired in aggregate 96,566,077 ASML shares, constituting 22.3% of ASML’s issued and outstanding shares as of December 31, 2014. In the CCIP, all of the Participating Customers agreed to a lock-up arrangement with us which expire in the first half of 2015. Once the contractual lock ups expire, the Participating Customers will be permitted to sell their shares, subject to the following limitations: any market sales are limited in any 6 month period to a total of 4%, 2.5% or 1.5% of our disclosed outstanding shares, in the case of Intel, TSMC and Samsung, respectively, but such limitations do not apply to underwritten sales or block trades. The sale of a large number of these shares, or the perception that such sales may occur, could have an adverse effect on the trading price of our shares.

ASML ANNUAL REPORT 2014	13

Additionally, the interests of the Participating Customers may not always coincide with the interests of other holders of our shares. The shares acquired by the Participating Customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the participating customers may only vote those shares in General Meetings in exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, the approval of a significant change in the identity or nature of ASML or its business, any amendment to ASML’s Articles of Association that would materially affect the specific voting rights of the Participating Customers or that would cause a significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business. When such exceptional circumstances occur, the Participating Customers, and in particular Intel (due to the percentage of our shares that Intel owns), will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.

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

From time to time, we pursue acquisitions of businesses that we believe will complement or enhance our core lithography business: these have included the acquisitions of MaskTools (business unit of MicroUnity Systems Engineering Inc.) in 1999, Silicon Valley Group Inc. in 2001, Brion Technologies Inc. in 2007, Wijdeven Motion Holding B.V. and Wijdeven Motion B.V. in 2012 and Cymer Inc. in 2013.

Capital Expenditures and Divestures

Our capital expenditures (purchases of property, plant and equipment) for 2014, 2013 and 2012 amounted to EUR 358.3 million, EUR 210.8 million and EUR 171.9 million, respectively. The increase in capital expenditures mainly relate to the construction of our EUV production facilities in Veldhoven, the Netherlands. Capital expenditures are primarily financed through cash provided by operating activities. See item 4.D. “Property, Plant and Equipment” for our expected capital expenditures in 2015.

B. Business Overview

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography systems for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2014, we employed 11,318 payroll employees (2013: 10,360) and 2,754 temporary employees (2013: 2,865), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Our Business Model

For our business strategy, see Item 5. “Operating and Financial Review and Prospects – Executive Summary – Business Strategy”.

Our business model is derived from our “value of ownership” concept which is based on the following principles:

•

Offering ongoing improvements of throughput, imaging and overlay by introducing advanced technology based modular platforms, advanced applications and Holistic Lithography solutions outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	Providing customer services that ensure efficient installation and maintenance, superior support and training to optimize manufacturing processes of our customers;
•	Enhancing the capabilities of the installed base of our customers through ongoing field upgrades on throughput, imaging and overlay, based on further technology developments;
•	Reducing the cycle time between a customer’s order of a system and the use of that system in volume production; and
•	Providing refurbishing services that effectively increase residual value by extending the life of equipment.

ASML ANNUAL REPORT 2014	14

To be able to execute our business model we seek to:

•

Maintain appropriate levels of R&D to offer the most advanced technology suitable for enhancing/following Moore’s Law, as well as achieving high-throughput and low-cost volume production at the earliest possible date;

•	Be able to attract, train, retain and motivate highly qualified, skilled and educated employees;
•	Improve the availability of our installed system base; and
•	Expand operational flexibility in R&D and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies.

Market and Technology Overview

The chip-making business is focused on “shrink”, or reducing the size of chip designs, as a driver of cost reduction and increased functionality. The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continuous reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost ICs, capable of performing a larger number of functions at higher throughput levels and with reduced power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variation and semiconductor industry volatility, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost.

See item 4.B. “Business Overview – Product Development and Products”.

Most of our systems use a mask to achieve the required chip pattern. A mask is a flat, transparent quartz plate containing an opaque microscopic pattern: an image of the electronic circuitry for one layer of a chip. The mask is placed in a scanner where intense light passing through it projects the pattern, via a series of reducing lenses, onto part of the wafer. Before exposure, the wafer is coated with photo resist and positioned so that the projected pattern aligns with existing features on the wafer. After exposure and developing, the pattern left on the wafer surface is used to selectively process and build up the next layer.

See Item 4.B. “Business Overview – Product Development and Products”.

Customers

The four major customer sectors to which we sell our products are Integrated Device Manufacturers (“IDM”) and Foundries (together “Logic”), NAND-Flash memory and DRAM memory chipmakers (together “Memory”).

Supported by their technology roadmaps, IC Logic manufacturers continue to show interest in shrinking resolution as a means to lower manufacturing costs per unit or adding value through more functional integration. We believe that the leading IC manufacturers have plans to migrate their production capabilities in the foreseeable future to imaging at a resolution beyond the 7 nm node requirements, for which they will require state-of-the-art lithography equipment.

Product Development and Products

General

We develop Lithography systems and related products for the semiconductor industry. Lithography systems are used to print complex circuit patterns onto wafers. Wafers are the primary raw material for ICs and this printing is one of the most critical and expensive steps in wafer fabrication. Lithography systems are therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology. Our product development strategy focuses on the development of product families based on a modular and upgradeable design.

Systems

Our older PAS 2500 and PAS 5000 lithography systems, which we no longer manufacture but continue to refurbish, are used with g-line and i-line light sources for processing wafers up to 150 mm in diameter, and are employed in manufacturing environments and in special applications for which design resolutions of 0.5 microns and above are required.

Our PAS 5500 product family comprises advanced wafer steppers and Step & Scan systems equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter, and are employed in volume manufacturing to achieve design nodes requiring imaging at a resolution down to 90 nm.

ASML ANNUAL REPORT 2014	15

In 2000 we introduced the TWINSCAN platform, which is the basis for our current and next-generation systems, which are expected to be capable of extending shrink technology down to 38 nm and beyond with MPT techniques. We offer TWINSCAN systems, equipped with i-line, KrF and ArF light sources for processing wafers up to 300 mm in diameter for manufacturing environments for which imaging at a resolution down to 38 nm are required. The modular upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design TWINSCAN.

TWINSCAN systems also include immersion litography systems (TWINSCAN immersion systems). With a TWINSCAN immersion system, wafer measurement, including focus and alignment, is completed in the “dry” stage, while imaging process, using water applied between the wafer and the lens, is completed in the “wet” stage. This immersion technology places a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems; this technology has been adopted by all of our leading customers. We are one of the world’s leaders (measured in revenues) in immersion technology and we were the world’s first producer of dual-stage design TWINSCAN systems.

We have developed different immersion systems for different customer needs. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called MPT which requires two or more exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology. During 2014, our TWINSCAN immersion systems set new productivity records: two systems each imaged more than 1.5 million wafers in a 12-month period.

In 2014, we successfully ramped our newest immersion system, the NXT:1970Ci and shipped 51 systems, which offer overlay below 2 nm, focus control of less than 20 nm and throughput of more than 250 wafers per hour. Approximately 260 NXT:1950i and NXT:1960Bi systems are currently in use by our customers, which are field-upgradeable to the same performance level as our NXT:1970Ci system.

In 2010, we achieved a major milestone with EUV lithography when we shipped our first NXE:3100 system. These systems are equipped with EUV light source technology, based upon a tin plasma, producing light at a wavelength of 13.5 nm and provide imaging at a resolution of 27 nm. The NXE system has an innovative optical technology, utilizing reflective mirrors rather than the traditional refractive optics, with a NA of 0.25. The light in NXE operates in a vacuum environment, through the entire optical train, to wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide our customers a roadmap for future shrink, and we expect it to become the predominant lithography technology for the coming years. NXE systems are targeted for production of ICs down to minimum features of 13 nm with single patterning, addressing current Memory roadmaps and logic processes down to the 7 nm node with extension beyond this possible, using MPT.

The success of EUV is dependent on, and subject to, the successful implementation of, among other things, technology related to the light source, source power, system availability, scanner performance and other technologies specific to EUV, by us and our suppliers. We acquired Cymer on May 30, 2013, with the goal of achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development, and accelerate the introduction of, EUV technology.

In 2013, we shipped our first NXE:3300B systems. The NXE:3300B system is the successor of the NXE:3100 system and is our third-generation EUV-system. A NXE:3300B system combines a wavelength of 13.5 nm and an optical system with a NA of 0.33 to provide imaging at a resolution of 22 nm. Compared to the NXE:3100 system, the NXE:3300B system has among other things a better NA as well as an improved light source. These enhancements of the NXE:3300B enable the improved performance, in the same manner that upgrades to the NXT platform improve throughput.

Our EUV program showed substantial progress in 2014. All installed NXE:3300B systems have been upgraded to a wafer processing capability of more than 500 wafers per day. As of December 31, 2014, a total of 7 NXE:3300B EUV systems were in the field. We achieved the 500-wafer-per-day target that our customers have set for end 2014 and demonstrated stable source operation at 80 Watts running continuously for 24 hours at a customer site. We remain on target to deliver systems with a productivity of 1500 wafers per day in 2016.

TSMC ordered two NXE:3350B EUV systems for delivery in 2015 with the intention to use those systems in production. In addition, two NXE:3300B systems already delivered to TSMC will be upgraded to NXE:3350B performance.

ASML ANNUAL REPORT 2014	16

ASML Lithography System Product Portfolio:

System	Resolution	Wavelength	Light source	Numerical aperture

PAS 5500 SYSTEMS[1]
PAS 5500/450	220 nm	365 nm	i-line	0.48-0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50-0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55-0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50-0.75

TWINSCAN DUV SYSTEMS[2]
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:450	220 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:800	120 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:860	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:1000	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1450	65 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1700 immersion	45 nm	193 nm	ArF	0.75-1.20
TWINSCAN XT:19X0 immersion	38 nm	193 nm	ArF	0.85-1.35
TWINSCAN NXT:19X0 immersion	38 nm	193 nm	ArF	0.85-1.35

TWINSCAN EUV SYSTEMS
NXE:3100	27 nm	13.5 nm	EUV	0.25
NXE:3300	22 nm	13.5 nm	EUV	0.33
NXE:3350	16 nm	13.5 nm	EUV	0.33
NXE:3400	13 nm	13.5 nm	EUV	0.33

1	This table does not include older (including used) products sold on the PAS 2500, PAS 5000 and PAS 5500 systems or system enhancements on steppers and scanners and other products (e.g. YieldStar or computational lithography products).
2	The X in the product number represents different models in the product portfolio within the same resolution. For example, NXT:19X0 can either represent NXT:1950, NXT:1960 or NXT:1970.

System related products

We continuously develop and sell a range of product options and enhancements designed to increase throughput and improve imaging and overlay to optimize value of ownership over the entire life of our systems.

Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing, we call this approach Holistic Lithography. We complement our scanner products with a rapidly expanding Holistic Lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic Lithography provides a way to shrink within these margins, offering additional significant revenue-generating and cost-saving opportunities to our customers.

Our computational lithography products capture detailed knowledge of scanner design and real performance, which enables our systems to accurately predict real-life manufacturing performance. These predictions are essential in addressing possible ramp-up and yield problems in advance, potentially avoiding months of delay in time-to-market for our customers. The same prediction capabilities allow our scanners to be optimally calibrated for improved performance in production, given specific chip designs or masks, thereby achieving improved yield. Our current computational lithography portfolio comprises both traditional products (such as RET/OPC/DPT/SMO), as well as solutions that directly interface with the numerous calibration controls in our scanner to optimize performance.

To provide a total solution for scanner control we offer our own advanced wafer metrology system (“YieldStar”). This wafer metrology system leverages the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as mask deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical polishing fingerprints. YieldStar uses scatterometry technology for overlay and CD measurements. YieldStar scatterometry provides high overlay and low cost wafer metrology data that can be used for further improving the performance of our systems.

In 2012, ASML began shipment of the third generation YieldStar metrology system, the S200C, which featured higher throughput and measurement overlay to support tighter on product wafer overlay and focus control performance of the NXT:19X0 systems. In 2014, we introduced the fourth generation YieldStar Metrology system, the T250D, available in both stand-alone and integrated version. The YieldStar 250D contains a source with wavelengths up to 765nm and has sensor improvements whereas the YieldStar 200 series enable more precise overlay measurement of thicker stacks with increased sampling as well as in-line focus and CD. The ramp in shipments of our YieldStar metrology tool continued, with a total of 199 systems shipped to all major customers since introduction.

ASML ANNUAL REPORT 2014	17

Furthermore, as a consequence of the acquisition of Cymer, we offer our customers OnPulse contracts by providing on-site support from certified service engineers and continuous real-time light source monitoring. These contracts to enhance light source productivity, offer our customers predictable light source running costs that scale directly with pulse utilization.

Sales and Customer Support

We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems at customer sites. We also offer refurbished systems and system upgrades.

We market and sell our products through our direct sales force.

Our account managers, field engineers and applications, service and technical support specialists are located throughout Asia, the United States and Europe. We have established ACE in Taiwan, Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long-term growth, by means of:

•	Featuring customer support and training, logistics, refurbishment, technology and application development and also producing all YieldStar systems;
•	Enabling sourcing of equipment modules, components and services in the region;
•	Perform as a training center to develop worldwide talent for our workforce and customers.

Revenue per Geographic Market

In 2014, we derived 64.3 percent of net sales from Asia, 32.3 percent from the United States and 3.4 percent from Europe (2013: Asia: 82.5 percent; United States: 13.7 percent and Europe: 3.8 percent; 2012: Asia: 70.7 percent; United States: 23.9 percent and Europe: 5.4 percent). See Note 21 to our Financial Statements.

Manufacturing, Logistics and Suppliers

The execution of our business model is supported by outsourcing production of a significant part of components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise subassembly and testing of certain modules and the final assembly and fine tuning/ testing of a complete system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities are performed in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both the United States, in Pyeongtaek, South Korea and in Linkou, Taiwan. We procure system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and on-time delivery. We jointly operate a strategy with suppliers known as “value sourcing”, which is based on competitive performance. The essence of value sourcing is to maintain a supply base that is world class and globally competitive and present.

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

Zeiss is our single supplier of lenses, mirrors, collectors and other optical components. In 2014, 27.4 percent of our aggregate cost of sales were purchased from Zeiss (2013: 27.4 percent; 2012: 28.0 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components included in our systems and of collectors included in our EUV sources. The expansion of this production capacity may increase their lead-time. From time to time, the number of systems we are able to produce may be limited by the capacity of Zeiss. In 2014 our production was not limited by the deliveries from Zeiss.

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

ASML ANNUAL REPORT 2014	18

In addition to Zeiss, we also rely on other outside vendors for the components and subassemblies used in our systems and sources, each of which is obtained from a limited number of suppliers many of whom have almost exclusive competences in their respective industries.

See Item 3.D. “Risk Factors – The Number of Systems We Can Produce is Limited by Our Dependence on a Limited Number of Suppliers of Key Components”.

We have a flexible labor model with a mix of fixed and flexible contracted labor throughout all departments and facilities in Veldhoven, the Netherlands. Our fixed contracted labor are compensated under a partly variable salary structure through ASML’s profit sharing plan. In facilities outside the Netherlands, the applicable local labor laws and regulations provide sufficient flexibility. This reinforces our ability to adapt more quickly to the semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value to our customers.

Research and Development

The semiconductor manufacturing industry is subject to rapid technological changes driven by Moore’s Law. We believe that continued and timely development and introduction of new and enhanced products are essential for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to R&D programs, and we expect to continue to allocate significant resources to these efforts. In addition, we have established sophisticated development centers in Veldhoven, the Netherlands, in Wilton, Connecticut, and San Diego, California, both in the United States, in Pyeongtaek, South-Korea and in Linkou, Taiwan. We are also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.

On July 9, 2012 we announced our CCIP to accelerate our development of EUV technology and 450mm silicon wafer technology. This program created risk sharing with some of our largest customers while the results of our development programs will be available to every semiconductor manufacturer with no restrictions.

See Item 10.C. “Material Contracts – Customer Co-Investment Program”, Item 5.A. “Operating Results – Results of Operations 2014 Compared to 2013—Other Income” and Note 28 to our Financial Statements.

Furthermore during 2013, together with imec (an independent research partner), we established an advanced patterning center located at the imec campus in Leuven, Belgium. Together we plan to address upcoming scaling challenges due to the chip industry’s move towards single digit nanometer dimensions.

As of 2014, in order to conduct fundamental and applied research in areas that are key to unlocking innovation in the global semiconductor industry, we established an Institute for Nanolithography in Amsterdam, the Netherlands, together with FOM/NWO and UvA/VU.

See Item 4.B. “Business Overview – Product Development and Products” and Item 5.A. “Operating Results—Results of Operations 2014 compared to 2013 – Research and Development costs”.

Intellectual Property

We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by or for us, alternatively, to have license rights in place with respect to such technology.

In 2004, the Nikon Cross-License Agreement was signed. Under the Nikon Cross-License Agreement, (i) ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and (ii) Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by Nikon. These license grants cover patents having an effective application date before December 31, 2002 (“Class A Patents”), as well as patents with an effective application date after December 31, 2002 that were issued worldwide before the end of 2009 (“Class B Patents”), but exclude certain specified patents set forth in the Nikon Cross-License Agreement. The license period is perpetual for Class A Patents, and the licenses for Class B Patents terminated at the end of 2009.

ASML ANNUAL REPORT 2014	19

At any time until June 30, 2015, each of ASML and Nikon has a right to designate up to five Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A patents. Any patents acquired after the date of the Nikon Cross-License Agreement are deemed Class B Patents. In addition, pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 through December 31, 2014, not to bring suit for claims related to infringement of patents issued and not perpetually licensed, including the Class B Patents. Under the terms of the Nikon Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of certain patents subject to the agreement, including any infringement that occurred from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products or optical components.

Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of certain patents subject to the Nikon Cross-License Agreement.

If Nikon files suit against us alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Similarly, if we file suit against Nikon alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time whether any such patent suit will in fact materialize, or, if so, what its outcome might be.

In connection with entering into the Nikon Cross-License Agreement, ASML entered into a sublicense agreement with Zeiss SMT AG, effective November 12, 2004, pursuant to which Zeiss granted ASML a non-exclusive license of all of the rights it received from Nikon under the Nikon-Zeiss Patent Cross-License Agreement between Nikon and Zeiss SMT AG effective November 12, 2004.

In 2007, ASML and Zeiss signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture ICs. The Canon Cross-License Agreement expires on December 31, 2016.

See Item 3.D. “Risk Factors – Risks Related to ASML – Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business” and “Risk Factors – Risks Related to ASML – Defending Against Intellectual Property Claims Brought by Others Could Harm Our Business”.

Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;
•	The value of ownership of lithography systems based on purchase price, maintenance costs, throughput, and customer service and support costs;
•	The exchange rate of the euro particularly against the Japanese yen;
•	The strength and breadth of our portfolio of patents and other intellectual property rights; and
•	Our customers’ desire to obtain lithography equipment from more than one supplier.

We believe that the market for lithography systems and the investments required to be a significant competitor in this market segment has resulted in increased competition for market share through aggressive prosecution of patents. Our competitiveness depends upon our ability to protect and defend our patents, as well as our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis.

Government Regulation

Our business is subject to direct and indirect regulations in each of the countries in which our customers or we do business. As a result, changes in various types of regulations could affect our business adversely. The implementation of new safety, environmental or legal requirements could impact our products, or our manufacturing or distribution processes, and could affect the timing of product introductions, the cost of our production, and products as well as their commercial success. The impact of these changes in regulation could adversely affect our business, financial condition and our results of operations even where the specific regulations do not directly apply to us or to our products.

ASML ANNUAL REPORT 2014	20

C. Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is ultimately wholly-owned by ASML Holding N.V., are ASML Netherlands B.V., ASML Systems B.V., ASML Hong Kong Ltd. and ASML US Inc.

See Exhibit 8.1 for a list of our main subsidiaries.

D. Property, Plant and Equipment

We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of production facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, and San Diego, California, both in the United States, in Pyeongtaek, South-Korea and in Linkou, Taiwan. The book value of land, buildings and constructions owned amount to EUR 973.4 million as of December 31, 2014 compared with EUR 797.5 million as of December 31, 2013. See Note 12 to our Financial Statements.

Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2015 will be approximately EUR 410 million. These expenditures will mainly consist of investments used for the further expansion of our EUV production facilities enabling us to meet future demand for EUV systems. We expect to finance these capital expenditures through cash generated by operations and existing cash and cash equivalents.

Facilities in Europe

Our headquarters, main manufacturing facilities, applications laboratory and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 65 thousand square meter of office space and 42 thousand square meters of cleanroom used for manufacturing and R&D activities and 24 thousand square meters of warehouses. Our facilities in Veldhoven, the Netherlands are partly owned and partly leased through long-term operating leases that contain purchase options. Some of our office facilities at our headquarters in Veldhoven, the Netherlands, are financed through a special purpose vehicle that is a VIE. We also lease several sales and service facilities at locations across Europe.

Facilities in the United States

Our United States head office is located in a 5 thousand square meter office building in Chandler, Arizona. We maintain R&D and manufacturing operations in a 28 thousand square meter facility in Wilton, Connecticut, and a 5 thousand square meter facility in Santa Clara, California. Furthermore, our facilities in San Diego include 50 thousand square meters of buildings used for cleanroom, manufacturing, R&D activities, warehousing and office space.

Facilities in Asia

Our Asian headquarters is located in a 425 square meter office space in Hong Kong, The People’s Republic of China. In addition, our ACE facility in Linkou, Taiwan comprises a cleanroom (approximately 3 thousand square meters) and office space (approximately 6 thousand square meters). Our facility in Korea comprises of a cleanroom (approximately 700 square meters) and office space (approximately 6 thousand square meters). We also lease and own several sales, service and training facilities at locations across Asia. As a result of the Cymer acquisition, we acquired a manufacturing facility in Pyeongtaek, South Korea, mainly used for refurbishment activities of light sources. Additionally, Cymer leases various smaller locations accross Asia which are mainly used for local sales and service activities.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

In the Executive Summary included below, we provide an update on the Semiconductor Equipment Industry, followed by a discussion of our Business Strategy, Profitability, ASML Operations Update on Key Performance Indicators and Backlog. All information disclosed in this item is provided as a supplement to, and should be read in conjunction with, our Financial Statements and the accompanying Notes to the Consolidated Financial Statements included in Item 18 “Financial Statements”.

ASML ANNUAL REPORT 2014	21

Executive Summary

Introduction

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography systems for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2014, we employed 11,318 payroll employees (2013: 10,360) and 2,754 temporary employees (2013: 2,865), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Semiconductor Equipment Industry

The chip-making business is focused on “shrink”, or reducing the size of chip designs, as a driver of cost reduction and increased functionality. The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continuous reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or “packing” densities has resulted in smaller and lower cost ICs, capable of performing a larger number of functions at higher throughput levels and with reduced power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variation and semiconductor industry volatility, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost.

See item 4.B. “Business Overview – Product Development and Products”.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few suppliers: ASML, Nikon, and Canon. In 2014, ASML was one of the world’s leading providers of lithography equipment (measured in revenues based upon Gartner Dataquest fourth quarter 2014 report).

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2014, is set out in the following table:

Year ended December 31	2014	[1]	2013	[2]	2012	[2]	2011	[2]	2010	[2]	2009 [2]

Total units shipped	232		243		252		376		304		128
Total value (in millions USD)	6,854		6,085		6,058		8,225		6,416		2,485

1	Historical data and full-year 2014 estimates as reported by Gartner Dataquest in its fourth quarter 2014 report.
2	Historical data are based on figures as included in the Gartner Dataquest fourth quarter 2014 report. Where appropriate, the estimates as included in the Gartner Dataquest reports in prior years have been updated based on this fourth quarter 2014 report.

For the year 2014, the latest indications of independent market analysts show a decrease in total lithography equipment shipped to the market of 4.5 percent in unit volume and an increase of 12.6 percent in value. In 2014 ASML sold 136 systems, compared to 157 in 2013. However, our net system sales also increased 6.3 percent (mainly NXE:3300B) in 2014 compared to 2013.

Business Strategy

General

The long-term growth of the semiconductor industry is based on the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2014, chip makers routinely produced electronic chip features with geometries of 20 nm, compared to typical geometries of 10,000 nm in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as “Moore’s Law”. Moore’s Law is reflected in ever smaller, cheaper, more powerful and energy-efficient semiconductors. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to stabilize the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by the semiconductor industry has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

ASML ANNUAL REPORT 2014	22

Our vision is that ASML makes possible affordable microelectronics that improve the quality of life. What we do to realize our vision is to invent, develop and manufacture high-tech lithography, metrology and software solutions for the semiconductor industry that provide the “patterning” of chips and hence enable the creation of smarter, smaller and more energy-efficient chips. We implement our vision and mission by executing our business strategy which consists of three elements:

1. Providing leading technology and cost-effective products and services for patterning of semiconductor devices;

2. Strong relationships with customers as well as suppliers and peers to drive the patterning eco-system; and

3. Develop our people and organization to support our growing business and industry.

When executed, this strategy results in the delivery of lithography systems which enable customers to produce chips at lower costs and with higher value per product. The superior value of ownership offered to customers as a result of our strategy also drives our own financial performance, aligning the interests of ASML and our customers.

Leading Technology and Cost Effective Products

Our customers need lithography scanners that continuously improve performance in three areas: imaging, throughput and overlay. Because the image of the electronic chip circuit must be extremely small (in 2014 chip makers routinely produced electronic chip features with geometries of 20 nm), the system must be able to image billions of these features every second and it must be able to do that with extreme precision of just a few nm (one nm is four silicon atoms). To realize and improve system performance for our customers on all three mentioned areas above, ASML needs to deliver the right technology at the right time to meet long-term roadmaps of our customers which often extend many years into the future and are driven primarily by a desire to maintain Moore’s Law. Therefore, ASML is committed to significant long-term investments in R&D.

In order to meet the imaging, throughput and overlay demands of our customers, we have focused our R&D investments on three core programs: EUV, DUV and holistic lithography solutions. In 2014, our R&D costs (net of credits) amounted to EUR 1,074.1 million (2013: EUR 882.0 million; 2012: EUR 589.2 million). A significant part of our R&D-budget has been used for R&D jointly developed with our suppliers and technology partners. In addition, as part of the CCIP, Participating Customers are funding development costs relating to lithography projects and in 2014, we recognized other income in relation to the contributions made by certain Participating Customers of EUR 81.0 million (2013: EUR 64.4 million; 2012: nil) in connection with the CCIP.

For further details on our product development and products, see Item 4.B. “Business Overview – Product Development and Products”.

Strong Relations with Customers, Suppliers and Peers

Ensuring customers are served with the right products at the right time and supported by excellent service, is key to our commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest level of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership.

Customer satisfaction is a critical objective of ASML. We have account teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2014, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers. We expect that customer concentration might increase because of continuing consolidation in the semiconductor manufacturing industry.

See Item 3.D. “Risk Factors – Risks Related to ASML – A High Percentage of Net Sales Is Derived from a Few Customers”.

In 2014, our satisfaction ratings by customers surpassed every lithography competitor. According to VLSI Research, ASML ranks second among the large semiconductor industry equipment suppliers and first among lithography competitors. Our performance has consistently been strong: for twelve years in a row we have both ranked among the top 5 semiconductor industry suppliers and our ranking surpassed that of any of our lithography competitors.

Another significant pillar in our business strategy is close relations with suppliers. They provide us with components, modules and sub-systems according to our specifications.

ASML ANNUAL REPORT 2014	23

Develop our People and Organization to Support our Growing Business and Industry

The nature of our R&D intensive business depends on a highly skilled work force and efficient organization that boosts inspiration and engagement.

We therefore take training and development very seriously, of our payroll and non-payroll employees alike. Long-term employability through continuous development is important for the well-being of our employees, for ASML and for society.

As the expectations of our customers continue to increase, leading to more complex products and stakeholder interactions, it is essential we continuously look for efficiencies. We therefore continue to improve our organization in view of the volatility of the semiconductor industry, the long-term growth of our business, and the engagement of our employees.

The three elements which make up our business strategy are complemented with responsible behavior as prerequisite in executing this strategy. The next section summarizes CR within our company.

Corporate Responsibility

More than delivering strong financial performance, we want to create long-term value for our stakeholders and for society as a whole. To this end, we identify and manage non-financial developments that are material to our business and performance. Investing in these non-financial or CR themes is a prerequisite for our long-term business continuity and success. We believe that we can significantly enhance our long-term performance if we successfully manage the risks associated with these developments and seize the opportunities they offer.

In 2014, we moved CR higher on our business agenda. We have further developed our new CR strategy and policy that formulates our ambitions for the period 2015-2020. It sets out the main non-financial, social and environmental impact areas and most significant indicators we will use to measure our progress. We believe this is an important step towards further aligning our CR objectives with our business strategy and a significant step towards integrating financial and non-financial reporting.

To celebrate our company’s 30th anniversary on April 1, 2014 we launched ‘30 for Change’, a global initiative with the ASML Foundation to support 29 projects reflecting ASML’s diversity and empowering underprivileged youth through education. Our employees worldwide worked together in submitting, selecting and raising funds for the charity projects. These projects strengthen our bonds with the community but at the same time contribute to employee involvement and our need to have access to the largest possible pool of technical talent.

The 2014 CR Report describes our CR strategy, achievements and contributions to sustainable business practices. The 2014 CR Report can be found on our Website. Information on ASML’s Website is not incorporated into, and does not form a part of, this Annual Report.

Profitability

Our long term business model target requires us to achieve annual income from operations as percentage of net sales of greater than 30 percent. However in exceptional circumstances, as evidenced by the financial and economic crisis in 2008-2009, we could see periods with income from operations that are substantially below our minimum target level.

ASML ANNUAL REPORT 2014	24

ASML Operations Update on Key Performance Indicators

The following table presents the key performance indicators used by our BoM and senior management to regularly measure performance.

Year ended December 31 (in millions)	2014 EUR		%[1]	2013 EUR	%[1]	2012 EUR	%[1]

Sales
Net sales	5,856.3			5,245.3		4,731.5
Increase (decrease) in net sales (%)	11.6			10.9		(16.3)
Net system sales	4,242.8			3,993.1		3,801.6
Net service and field option sales	1,613.5			1,252.2		929.9
Sales of systems (in units)	136			157		170
ASP of total system sales	31.2			25.4		22.4
ASP of new system sales	35.6			27.4		24.8
ASP of used system sales	5.8			6.9		7.6
Value of systems backlog	2,772.4	[2]		1,953.3		1,214.1
Systems backlog (in units)	82	[2]		56		46
ASP of systems backlog	33.8	[2]		34.9		26.4
ASP of systems backlog (New)	42.0	[2]		41.4		29.8
ASP of systems backlog (Used)	4.7	[2]		4.7		4.0
Immersion systems recognized (in units) [3]	76			77		72
NXE:3300B systems recognized (in units)	5			1		-
Profitability
Gross profit	2,596.4		44.3	2,177.2	41.5	2,005.2	42.4
Income from operations	1,282.2		21.9	1,047.9	20.0	1,156.8	24.4
Net income	1,196.6		20.4	1,015.5	19.4	1,146.3	24.2
Liquidity
Cash and cash equivalents	2,419.5			2,330.7		1,767.6
Short-term investments	334.9			679.9		930.0
Operating cash flow	1,025.2			1,054.2		703.5

1	As a percentage of net sales.
2	Our systems backlog and net bookings include sales orders for which written authorizations have been accepted and shipment and/or revenue recognition is expected within 12 months. As of 2014 we also include EUV in our backlog starting with our NXE:3350B systems. As a result, two NXE:3350B systems are now included in our systems backlog and net bookings. Before 2014, our systems backlog and net bookings include only sales orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned. This change has no impact on the comparative figures.
3	Included in the total number of immersion systems recognized in 2014 are 48 units of our most advanced immersion technology NXT:1970Ci systems (2013: 4 and 2012: nil).

Backlog

We started 2014 with a systems backlog of 56 systems. In 2014, we booked orders for 157 systems, and recognized sales for 136 systems (including 5 NXE:3300B systems, which were not included in backlog). This resulted in a systems backlog of 82 as of December 31, 2014.

As of December 31, 2014, our systems backlog was valued at EUR 2,772.4 million and includes 82 systems with an ASP of EUR 33.8 million. As of December 31, 2013, the systems backlog was valued at EUR 1,953.3 million and included 56 systems with an ASP of EUR 34.9 million. The ASP of our systems backlog mainly decreased in 2014 compared to 2013 as a result of a shift in the mix towards KrF, partly offset by the inclusion of two NXE:3350B systems.

For discussion on the main key performance indicators indicated above, see Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources”.

ASML ANNUAL REPORT 2014	25

A. Operating Results

Critical Accounting Policies Using Significant Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our Financial Statements, which have been prepared in conformity with US GAAP. The preparation of our Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates. We evaluate our estimates continuously and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our Financial Statements. Our most critical accounting estimates include:

•	Revenue Recognition;
•	Inventories;
•	Income Taxes;
•	Contingencies and Litigation; and
•	Evaluation of Long-lived Assets for Impairment.

See Note 1 to our Financial Statements for a summary of our significant accounting policies.

Results of Operations 2014 Compared to 2013

The following discussion and analysis of Results of Operations should be viewed in the context of the risks that may interfere with our business objectives or otherwise affect our results of operations, described in Item 3.D. “Risk Factors”.

Set out below our Consolidated Statements of Operations data for the years ended December 31, 2014 and 2013:

Year ended December 31 (in millions)	2014 EUR	2013 EUR

Total net sales	5,856.3	5,245.3
Cost of sales	(3,259.9)	(3,068.1)
Gross profit	2,596.4	2,177.2
Other income	81.0	64.4
Research and development costs	(1,074.1)	(882.0)
Selling, general and administrative costs	(321.1)	(311.7)
Income from operations	1,282.2	1,047.9
Interest and other, net	(8.6)	(24.4)
Income before income taxes	1,273.6	1,023.5
Provision for income taxes	(77.0)	(8.0)
Net income	1,196.6	1,015.5

Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2014 and 2013 expressed as a percentage of our total net sales:

Year ended December 31	2014%	2013%

Total net sales	100.0	100.0
Cost of sales	(55.7)	(58.5)
Gross profit	44.3	41.5
Other income	1.4	1.2
Research and development costs	(18.3)	(16.8)
Selling, general and administrative costs	(5.5)	(5.9)
Income from operations	21.9	20.0
Interest and other, net	(0.1)	(0.5)
Income before income taxes	21.7	19.5
Provision for income taxes	(1.3)	(0.1)
Net income	20.4	19.4

ASML ANNUAL REPORT 2014	26

Net Sales and Gross Profit

The following table shows a summary of sales data, units sold, gross profit and ASP data for the years ended December 31, 2014 and 2013:

Year ended December 31 (in millions EUR, unless otherwise indicated)	2014	2013

Net sales	5,856.3	5,245.3
Net system sales	4,242.8	3,993.1
Net service and field option sales	1,613.5	1,252.2
Total sales of systems (in units)	136	157
Total sales of new systems (in units)	116	142
Total sales of used systems (in units)	20	15
Gross profit as a percentage of net sales	44.3	41.5
ASP of system sales	31.2	25.4
ASP of new system sales	35.6	27.4
ASP of used system sales	5.8	6.9

Net sales increased by EUR 611.0 million, or 11.6 percent, to EUR 5,856.3 million in 2014 from EUR 5,245.3 million in 2013, mainly driven by the increase in net service and field option sales of EUR 361.3 million, or 28.9 percent to EUR 1,613.5 million in 2014 from EUR 1,252.2 million in 2013. The increase in net service and field option sales is mainly caused by:

•	The full-year effect of Cymer in 2014, whereas 2013 only includes Cymer for seven months; and
•	Holistic Lithography increased through the sales of integrated metrology and feedback loop technology.

The increase in net system sales of EUR 249.7 million, or 6.3 percent, to EUR 4,242.8 million in 2014 from EUR 3,993.1 million in 2013 is caused by higher NXE:3300B system sales.

The increase of the ASP of our systems sold can mainly be explained by the ASP of our new systems sold which increased to EUR 35.6 million in 2014 from EUR 27.4 million in 2013, which was the result of a shift in the mix of systems sold towards more high-end system types (NXE:3300B and NXT:1970Ci systems) in 2014 compared to 2013.

Gross profit increased by EUR 419.2 million, or 19.3 percent, to EUR 2,596.4 million in 2014 from EUR 2,177.2 million in 2013. The increase in gross profit was mainly driven by:

•	The full-year effect of Cymer in 2014, whereas 2013 only includes Cymer for seven months;
•	Holistic Lithography increased through the sales of integrated metrology and feedback loop technology; and
•	2014 Includes lower one-off purchase price accounting adjustments related to Cymer.

Gross profit as a percentage of net sales increased from 41.5 percent in 2013 to 44.3 percent in 2014, for the same reasons as gross profit increased, partly offset by higher EUV sales (which currently do not contribute to gross profit).

Other Income

Other income consists of contributions for R&D programs under the NRE funding arrangements from certain Participating Customers in the CCIP and amounted to EUR 81.0 million for 2014 (2013: EUR 64.4 million).

Research and Development Costs

R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from certain Participating Customers in the CCIP) increased by EUR 192.1 million, or 21.8 percent, to EUR 1,074.1 million in 2014 from EUR 882.0 million in 2013. R&D costs increased mainly due to the acceleration of certain R&D programs, primarily EUV and next-generation immersion.

Selling, General and Administrative Costs

SG&A costs increased by EUR 9.4 million, or 3.0 percent, to EUR 321.1 million in 2014, from EUR 311.7 million in 2013. This increase was mainly driven by the full-year effect of Cymer in 2014, whereas 2013 only includes Cymer for seven months.

Interest and Other, Net

Interest and other, net decreased by EUR 15.8 million in 2014 compared to 2013. In 2013 interest and other, net included a loss on the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017.

ASML ANNUAL REPORT 2014	27

Income Taxes

The effective tax rate increased to 6.0 percent of income before income taxes in 2014 compared to 0.8 percent in 2013. In 2014 the tax rate was favorably impacted by settling agreements entered into by ASML Netherlands B.V. and Cymer LLC., prior to our acquisition of Cymer in 2013, at different tax rates. In 2013, we recognized a gain as a result of the accounting for business combinations Cymer. This gain is not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate in 2013.

Net Income

Net income in 2014 amounted to EUR 1,196.6 million, or 20.4 percent of net sales, representing EUR 2.74 basic net income per ordinary share, compared with net income in 2013 of EUR 1,015.5 million, or 19.4 percent of net sales, representing EUR 2.36 basic net income per ordinary share.

Results of Operations 2013 Compared to 2012

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

Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2013 and 2012 expressed as a percentage of our total net sales:

Year ended December 31	2013%	2012%

Total net sales	100.0	100.0
Cost of sales	(58.5)	(57.6)
Gross profit	41.5	42.4
Other income	1.2	-
Research and development costs	(16.8)	(12.5)
Selling, general and administrative costs	(5.9)	(5.5)
Income from operations	20.0	24.4
Interest and other, net	(0.5)	(0.1)
Income before income taxes	19.5	24.3
Provision for income taxes	(0.1)	(0.1)
Net income	19.4	24.2

ASML ANNUAL REPORT 2014	28

Net Sales and Gross Profit

The following table shows a summary of net sales, units sold, gross profit and ASP data for the years ended December 31, 2013 and 2012:

Year ended December 31 (in millions EUR, unless otherwise indicated)	2013	2012

Net sales	5,245.3	4,731.5
Net system sales	3,993.1	3,801.6
Net service and field option sales	1,252.2	929.9
Total sales of systems (in units)	157	170
Total sales of new systems (in units)	142	146
Total sales of used systems (in units)	15	24
Gross profit as a percentage of net sales	41.5	42.4
ASP of system sales	25.4	22.4
ASP of new system sales	27.4	24.8
ASP of used system sales	6.9	7.6

Net sales increased by EUR 513.8 million, or 10.9 percent, to EUR 5,245.3 million in 2013 from EUR 4,731.5 million in 2012, mainly driven by the increase in net service and field option sales of EUR 322.3 million, or 34.7 percent to EUR 1,252.2 million in 2013 from EUR 929.9 million in 2012. The increase in net service and field option sales was mainly caused by the expansion of Holistic Lithography through increased sales of integrated metrology and feedback loop technology and by OnPulse revenues as a result of the acquisition of Cymer.

The increase in net system sales of EUR 191.5 million, or 5.0 percent, to EUR 3,993.1 million in 2013 from EUR 3,801.6 million in 2012 was mainly caused by an increased ASP which more than offset the lower amount of systems sold.

The increase of the ASP of our systems sold was mainly explained by the ASP of our new systems sold which increased to EUR 27.4 million in 2013 from EUR 24.8 million in 2012, which was the result of a shift in the mix of systems sold towards more high-end system types, NXT:1960Bi and NXT:1970Ci and including one NXE:3300B.

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

Other Income

Other income consisted of contributions for R&D programs under the NRE funding arrangements from Participating Customers in the CCIP and amounted to EUR 64.4 million for 2013 (2012: nil).

Research and Development Costs

R&D costs (net of credits and excluding contributions under the NRE funding agreements from Participating Customers in the CCIP) increased by EUR 292.9 million, or 49.7 percent, to EUR 882.0 million in 2013 from EUR 589.1 million in 2012. R&D spending mainly increased due the additional investments in EUV source development as a result of the acquisition of Cymer and further investments in our other strategic programs (Immersion and holistic lithography).

Selling, General and Administrative Costs

SG&A costs increased by EUR 52.4 million, or 20.2 percent, to EUR 311.7 million in 2013, from EUR 259.3 million in 2012. The increase was mainly driven by the acquisition and subsequent integration of Cymer and incurred restructuring expenses.

Interest and Other, Net

Interest and other, net increased by EUR 18.2 million to EUR 24.4 million expense in 2013 from EUR 6.2 million expense in 2012. This increase was mainly explained by the loss on the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017 and a lower yield generated on our cash and cash equivalents and short -term investments.

ASML ANNUAL REPORT 2014	29

Income Taxes

The effective tax rate increased to 0.8 percent of income before income taxes in 2013 compared to 0.4 percent in 2012. In 2013, the effective tax rate was impacted by the settlement of the favorable pre-existing relationships between Cymer and ASML. This settlement gain was not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate in 2013. In 2012, the effective tax rate was amongst others impacted by a one-time tax benefit resulting from successful conclusion of tax audits. The movement in the liability for unrecognized tax benefits in 2013 was considered to be limited compared to 2012.

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

B. Liquidity and Capital Resources

Our cash and cash equivalents increased to EUR 2,419.5 million as of December 31, 2014 from EUR 2,330.7 million as of December 31, 2013 and our short-term investments decreased to EUR 334.9 million as of December 31, 2014 from EUR 679.9 million as of December 31, 2013.

We generated net cash from operating activities of EUR 1,025.2 million, EUR 1,054.2 million and EUR 703.5 million in 2014, 2013 and 2012, respectively. Lower net cash provided by operating activities in 2014 compared to 2013 relates to increased working capital, which is mainly due to a decrease in accounts payable. Higher net cash provided by operating activities in 2013 compared to 2012 related to increased sales levels and decreased our working capital, mainly due to an increase in accounts payable.

We used EUR 16.2 million for investing activities in 2014, EUR 368.4 million in 2013 and EUR 1,119.8 million in 2012. In 2014, our investing activities mainly related to the purchase of property, plant and equipment of EUR 358.3 million, mainly for the construction of our EUV production facilities in Veldhoven, the Netherlands. This was offset by the decrease of short-term investments, mainly in Dutch Treasury Certificates and deposits with the Dutch government, of EUR 345.0 million. In 2013, our investing activities mainly related to the cash consideration paid for the acquisition of Cymer of EUR 443.7 million and the purchase of property, plant and equipment of EUR 210.8 million, mainly related to further expansion of our EUV production facilities. This was to a large extent offset by the decrease of short-term investments, mainly in Dutch Treasury Certificates and deposits with the Dutch government, of EUR 290.2 million. In 2012, our investing activities primarily related to our short-term investments in Dutch Treasury Certificates and deposits with the Dutch government of EUR 930.0 million and purchases of property, plant and equipment of EUR 171.9 million.

Net cash used in financing activities was EUR 928.4 million in 2014, EUR 113.1 million in 2013, and EUR 545.6 million in 2012. In 2014, net cash used in financing activities included a cash outflow of EUR 700.0 million for our regular share buyback program and our annual dividend payment of EUR 268.0 million, slightly offset by EUR 39.7 million net proceeds from issuance of shares in connection with the exercise and purchase of employee stock and stock options. In 2013, net cash used in financing activities included the net cash proceeds of EUR 740.4 million from our notes offering and net cash proceeds of EUR 31.8 million from the issuance of shares in connection with the exercise and purchase of employee stock options, mainly offset by net cash outflows of EUR 368.3 million for our notes tender offer and unwinding of related interest rate swaps, EUR 300.0 million for our regular share buyback program and EUR 216.1 million for our annual dividend payment. In 2012, net cash used in financing activities included the net cash outflow of EUR 3,728.3 million for the synthetic share buyback, EUR 535.4 million for our regular share buyback programs and EUR 188.9 million for our annual dividend payment, to a large extent offset by the proceeds of EUR 3,853.9 million from issuance of shares under the CCIP and EUR 53.8 million net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options.

Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2014 of EUR 2,419.5 million, short-term investments as of December 31, 2014 of EUR 334.9 million and available credit facilities as of December 31, 2014 of EUR 700.0 million. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

ASML ANNUAL REPORT 2014	30

We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and with the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are denominated in euros.

Our available credit facility consists of a EUR 700.0 million committed revolving credit facility from a group of banks that will mature in 2018. The credit facility contains a restrictive covenant that requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. At the end of 2014, we were in compliance with the covenant. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under the credit facility as of December 31, 2014.

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

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our expected capital expenditures in 2015. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

See Notes 4, 5, 15, 16, 26 and 27 to our Financial Statements.

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

ASML ANNUAL REPORT 2014	31

D. Trend Information

In EUV, we have made significant progress and we have met the 500-wafer-per-day target that our customers set for us in 2014 as we have now demonstrated these productivity levels at multiple customers over multiple days. We also demonstrated source power at 100 Watts with 96 percent die yield, a key factor to get to the productivity levels that our customers need for volume production. Our 2015 productivity target remains at 1,000 wafers per day and importantly for our customers and for our EUV program, we received the first 2 orders for our fourth-generation NXE:3350B systems, the first of which is planned for shipment mid-year 2015. In addition, two NXE:3300B systems already delivered will be upgraded to NXE:3350B performance.

Looking ahead to the first half of 2015 for DUV, we expect both our sales to the Memory segment and our service and field option business to continue to be strong and sales to the logic segment to increase from the second half year of 2014 to the first half year of 2015.

The following table sets forth our systems backlog as of December 31, 2014 and 2013.

Year ended December 31 (in millions EUR, unless otherwise indicated)	2014	[1]	2013

New systems backlog (in units)	64		46
Used systems backlog (in units)	18		10
Total systems backlog (in units)	82		56
Value of new systems backlog	2,687.0		1,906.2
Value of used systems backlog	85.4		47.1
Total value of systems backlog	2,772.4		1,953.3
ASP of new systems backlog	42.0		41.4
ASP of used systems backlog	4.7		4.7
ASP of total systems backlog	33.8		34.9

1	Our systems backlog and net bookings include sales orders for which written authorizations have been accepted and shipment and/or revenue recognition is expected within 12 months. As of 2014 we also include EUV in our backlog starting with our NXE:3350B systems. As a result, two NXE:3350B systems are now included in our systems backlog and net bookings. Before 2014, our systems backlog and net bookings include only sales orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned. This change has no impact on the comparative figures.

Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

For the first quarter of 2015, we expect net sales of around EUR 1.6 billion, a gross margin of around 47 percent, R&D costs of about EUR 260 million, other income of about EUR 20 million, which consists of contributions from participants of the CCIP and SG&A costs of about EUR 83 million.

On January 21, 2015 we announced a new share buyback program, to be executed within the 2015-2016 timeframe. As part of this program, we intend to purchase up to EUR 750 million of shares which we intend to cancel upon repurchase. In addition, we intend to purchase as part of this program up to 3.3 million shares to cover employee stock and stock option plans. This buyback program will start on January 22, 2015, and at current share price these intended repurchases represent a total value of approximately EUR 1 billion.

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

ASML ANNUAL REPORT 2014	32

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2014 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	1,311,503	44,958	45,302	283,058	54,155	27,075	856,955
Operating Lease Obligations	89,209	29,280	22,590	11,534	8,256	6,961	10,588
Purchase Obligations	1,588,977	1,464,451	113,606	10,186	158	556	20
Unrecognized Tax Benefits, including interest expense	83,738	-	12,813	14,092	2,858	2,367	51,608

Total Contractual Obligations	3,073,427	1,538,689	194,311	318,870	65,427	36,959	919,171

1	See Note 15 to our Financial Statements for the amounts excluding interest expense.

Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 15 to our Financial Statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 43.9 million, EUR 42.0 million and EUR 41.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2014 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	13,983	-	13,983	-	-	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2014 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the industry in which we operate. We establish a provision for cancellation costs when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

G. Safe Harbor

See Part I “Special Note Regarding Forward-Looking Statements”.

ASML ANNUAL REPORT 2014	33

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The members of our Supervisory Board and our BoM are as follows:

Name	Title	Year of Birth	Term Expires

Arthur P.M. van der Poel[1,2,3]	Chairman of the Supervisory Board	1948	2016
Fritz W. Fröhlich[1,2,5]	Vice Chairman and Member of the Supervisory Board	1942	2015
Pauline F.M. van der Meer Mohr[1,4]	Member of the Supervisory Board	1960	2017
Wolfgang H. Ziebart[3,4]	Member of the Supervisory Board	1950	2017
Clara (Carla) M.S. Smits-Nusteling[1]	Member of the Supervisory Board	1966	2017
Douglas A. Grose[2,3]	Member of the Supervisory Board	1950	2017
Johannes (Hans) M.C. Stork[3]	Member of the Supervisory Board	1954	2018
Peter T.F.M. Wennink	President, Chief Executive Officer and member of the Board of Management	1957	2018
Martin A. van den Brink	President, Chief Technology Officer and member of the Board of Management	1957	2018
Frits J. van Hout	Executive Vice President, Chief Program Officer and member of the Board of Management	1960	2017
Frédéric J.M. Schneider-Maunoury	Executive Vice President, Chief Operations Officer and Member of the Board of Management	1961	2018
Wolfgang U. Nickl	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1969	2018

1	Member of the Audit Committee.
2	Member of the Selection and Nomination Committee.
3	Member of the Technology and Strategy Committee.
4	Member of the Remuneration Committee
5	Mr. Fröhlich is to retire by rotation at the 2015 AGM. See below discussion of nominees for appointment to the Supervisory Board at the 2015 AGM.

Mr. Bilous retired from the Supervisory Board per the 2014 AGM. Mr. Fröhlich retired by rotation and was reappointed for a period of one year in line with the Supervisory Board’s rotation schedule. At the 2014 AGM Mr. Stork was appointed as member of the Supervisory Board for a period of four years.

With great sadness, the Supervisory Board remembers the late Ms. Van den Burg, member of our Supervisory Board and member of our Selection and Nomination Committee and Remuneration Committee, who passed away on September 28, 2014. Over the past nine years, Ms. Van den Burg was an engaged and knowledgeable member of our Supervisory Board. The Supervisory Board is grateful for the time she dedicated to ASML.

The Works Council has an enhanced right to make recommendations for nomination of one-third of the members of the Supervisory Board, which recommendations may be rejected by the Supervisory Board in limited circumstances. See Item 6.C. “Board Practices — Supervisory Board”. At the Annual General Meeting of Shareholders held in 2009, Ms. Van der Meer Mohr was appointed pursuant to this recommendation right, and at the 2013 AGM she was reappointed in accordance with this recommendation right. At the 2014 AGM, Mr. Stork was appointed pursuant to this recommendation right. The appointment of Ms. Van den Burg’s successor at the 2015 AGM will be based on this enhanced recommendation right.

The Supervisory Board spent considerable time discussing its future composition, in view of the rotation schedule and envisaged changes in 2015 and subsequent years. For the fulfillment of vacancies several factors are taken into consideration. The Supervisory Board profile includes the intention to have at least 30 percent representation of each gender in ASML’s Supervisory Board. This aspect has been taken into account in the process that has led to the nomination of the following three new Supervisory Board members to the 2015 AGM: Ms. A. (Annet) Aris, Mr. G.J. (Gerard) Kleisterlee and Mr. R.D. (Rolf-Dieter) Schwalb. The agenda and explanatory notes for the 2015 AGM will contain further information in this respect.

The Supervisory Board reappointed Mr. Schneider-Maunoury for another period of four years upon notification to the 2014 AGM. The indefinite appointment term of Mr. Wennink and Mr. Van den Brink was converted into a definite appointment term of four years per the 2014 AGM. Mr. Nickl was appointed as member of the BoM upon notification to the 2014 AGM.

There are no family relationships among the members of our Supervisory Board and our BoM.

ASML ANNUAL REPORT 2014	34

Director and Officer Biographies

Arthur P.M. van der Poel

Mr. Van der Poel was appointed to our Supervisory Board in March 2004 and was appointed as Chairman in March 2007. Mr. Van der Poel was CEO of Philips Semiconductors, a member of the Board of Management and a member of the Group Management Committee of Royal Philips Electronics N.V. Currently, Mr. Van der Poel is a member of the Board of Directors of Gemalto Holding N.V. and the Chairman of the Supervisory Board of BDR Thermea. Mr. Van der Poel was a member of the Supervisory Board of Royal HaskoningDHV B.V. until April 1, 2014.

Fritz W. Fröhlich

Mr. Fröhlich was appointed to our Supervisory Board in March 2004. Mr. Fröhlich was Deputy Chairman and CFO of Akzo Nobel N.V. Currently, Mr. Fröhlich is the Chairman of the Supervisory Board of Randstad Holding N.V., a member of the Supervisory Boards of Allianz Nederland N.V. and Rexel S.A. and a member of the Board of Directors of Prysmian Group.

Pauline F.M. van der Meer Mohr

Ms. Van der Meer Mohr was appointed to our Supervisory Board in March 2009. Ms. Van der Meer Mohr was managing partner of the Amstelbridge Group, Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT N.V., and has held several senior executive roles at the Royal/Dutch Shell group of companies in various areas. Currently, Ms. Van der Meer Mohr serves as President of the Executive Board of the Erasmus University Rotterdam, the Netherlands. Ms. Van der Meer Mohr is also a member of the Supervisory Board of Royal DSM N.V., the Chairperson of the Executive Board of the Fulbright Center and a member of the Board Concertgebouw Fonds. Ms. Van der Meer Mohr was the Chairperson of the Supervisory Board of Rotterdam School of Management until December 1, 2014.

Wolfgang H. Ziebart

Mr. Ziebart was appointed to our Supervisory Board in March 2009. Mr. Ziebart was President and CEO of Infineon Technologies A.G. Prior to that, Mr. Ziebart was on the Boards of Management of car components manufacturer Continental A.G. and automobile producer BMW A.G. Currently, Mr. Ziebart is the Group Engineering Director of Jaguar Land Rover Ltd. and is the Chairman of the Supervisory Board of Nordex S.E.

Clara (Carla) M.S. Smits-Nusteling

Ms. Smits-Nusteling was appointed to our Supervisory Board in April 2013. Ms. Smits-Nusteling was CFO and a member of the Board of Management of Royal KPN N.V. Ms. Smits-Nusteling also held several finance and business related positions at Royal KPN N.V. and PostNL. Currently, Ms. Smits-Nusteling is a non-executive director of the Board of Tele2 AB.

Douglas A. Grose

Mr. Grose was appointed to our Supervisory Board in April 2013. Mr. Grose was CEO of GlobalFoundries. Mr. Grose also served as senior vice president of technology development, manufacturing and supply chain for AMD. Prior to that, Mr. Grose spent 25 years at IBM as General Manager of technology development and manufacturing for the systems and technology group. Currently, Mr. Grose is a member of the Board of Directors of SBA Materials.

Johannes (Hans) M.C. Stork

Mr. Stork was appointed to our Supervisory Board in April 2014. Mr. Stork held various management positions at IBM Corporation, Hewlett Packard Company, Texas Instruments, Inc. and Applied Materials, Inc., including Senior Vice President and CTO of Texas Instruments, Inc. and Group Vice President and CTO of Applied Materials, Inc. Further, Mr. Stork was a member of the Board of Sematech. Currently, Mr. Stork serves as Senior Vice President and CTO of ON Semiconductor Corporation and is also a member of the Scientific Advisory Board of imec.

Peter T.F.M. Wennink

Mr. Wennink joined ASML on January 1, 1999 and was appointed as Executive Vice President, CFO and member of our BoM on July 1, 1999. Mr. Wennink was appointed as President and CEO on July 1, 2013. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Dutch Institute of Registered Accountants, a member of the Supervisory Board of Bank Insinger de Beaufort N.V. and a member of the Advisory Board of the Investment Committee of Stichting Pensioenfonds ABP (Dutch pension fund for government employees). Mr. Wennink further serves on the board of the FME-CWM (the employers’ organization for the technology industry in the Netherlands).

ASML ANNUAL REPORT 2014	35

Martin A. van den Brink

Mr. Van den Brink joined ASML when the company was founded in 1984. Mr. Van den Brink held several positions in engineering and from 1995 he served as Vice President Technology. Mr. Van den Brink was appointed as Executive Vice President Product & Technology and member of the BoM in 1999. On July 1, 2013, Mr. Van den Brink was appointed as President and CTO. Mr. Van den Brink earned a degree in Electrical Engineering from HTS Arnhem (HAN University), and a degree in Physics (1984) from the University of Twente, the Netherlands. In 2012, he was awarded an honorary doctorate in physics by the UvA, the Netherlands.

Frits J. van Hout

Mr. Van Hout joined ASML in 1984 and rejoined ASML in 2001, after a nine years absence. He was appointed as a member of our BoM on March 26, 2009. Mr. Van Hout was appointed as Executive Vice President and CPO on July 1, 2013. Prior to that, Mr. Van Hout served as Executive Vice President and CMO, Executive Vice President Integral Efficiency, Senior Vice President Customer Support and held various other positions. From 1992 until 2001, Mr. Van Hout served as CEO of the Beyeler Group and held various management positions at Datacolor International. Mr. van Hout earned a Master’s degree in Theoretical Physics (1981), University of Oxford; and a Master’s degree in Applied Physics (1984), Eidgenössische Technische Hochschule, Zürich.

Frédéric J.M. Schneider-Maunoury

Mr. Schneider-Maunoury joined ASML on December 1, 2009, as Executive Vice President and COO and was appointed to our BoM on March 24, 2010. Prior to joining ASML, Mr. Schneider-Maunoury served as Vice President Thermal Products Manufacturing of the power generation and rail transport equipment group ALSTOM. Previously, Mr. Schneider-Maunoury was general manager of the worldwide Hydro Business of ALSTOM. Further, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry. Mr. Schneider-Maunoury is a graduate of Ecole Polytechnique (1985) and Ecole Nationale Supérieure des Mines (1988) in Paris.

Wolfgang U. Nickl

Mr. Nickl joined ASML on December 1, 2013, as Executive Vice President and CFO and was appointed as a member of our BoM per the 2014 AGM. Prior to joining ASML, Mr. Nickl served as Executive Vice President and CFO at Western Digital Corporation, a U.S.-headquartered, NASDAQ-listed developer and manufacturer of storage devices, where he held several financial and operational leadership roles. Before Western Digital, Mr. Nickl gained experience in finance and IT consulting. He earned a BA in Business from the University of Cooperative Education in Stuttgart, Germany, and an MBA from the University of Southern California’s Marshall School of Business in Los Angeles, United States.

B. Compensation

The information required by Item 6.B. is incorporated by reference from our 2014 Remuneration Report (pages 14,15,16, 18 and 19) which is included as exhibit 99.2 on Form 6-K furnished with the SEC on February 11, 2015.

C. Board Practices

General

We endorse the importance of good corporate governance, of which independent supervision, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the BoM, the Supervisory Board, our employees and our shareholders.

We pursue a policy of active communication with our shareholders. In addition to the exchange of ideas at the General Meeting of Shareholders, other important forms of communication are the publication of our annual and quarterly financial results as well as press releases and publications posted on our Website.

Our corporate governance structure is intended to:

•

Provide shareholders with regular, reliable, relevant and transparent information regarding our activities, structure, financial condition and results of operations, performance and other information, including information on our social, ethical and environmental matters and policies;

•	Apply high-quality standards for disclosure, accounting and auditing; and
•	Apply stringent rules with regard to insider securities trading.

ASML ANNUAL REPORT 2014	36

Two-Tier Board Structure

ASML is incorporated under Dutch law and has a two-tier board structure. Responsibility for the management of ASML lies with the BoM. Independent, non-executive members serve on the Supervisory Board, which supervises and advises the members of the BoM in performing their management tasks. The BoM has the duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its approval. The Supervisory Board is responsible for supervising, monitoring and advising the BoM on: (i) the achievement of our objectives, (ii) our strategy and management of risks inherent to our business activities, (iii) the structure and operation of internal risk management and control systems, (iv) the financial reporting process and (v) compliance with applicable legislation and regulations.

Supervisory Board members are prohibited from serving as officers or employees of ASML, and members of the BoM cannot serve on the Supervisory Board.

Board of Management

The BoM consists of at least two members or such larger number of members as determined by the Supervisory Board. Members of the BoM are appointed by the Supervisory Board. The Supervisory Board must notify the General Meeting of Shareholders of the intended appointment of a member of the BoM. As a result of our compliance with the Dutch Corporate Governance Code, members of the BoM shall be appointed for a maximum period of four years, but may be re-appointed. Members of the BoM serve until the end of the term of their appointment, voluntary retirement, or suspension or dismissal by the Supervisory Board. In the case of dismissal, the Supervisory Board must first inform the General Meeting of Shareholders of the intended removal.

The Supervisory Board determines the remuneration of the individual members of the BoM, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the Supervisory Board. ASML’s remuneration policy is included in the 2014 Remuneration Report.

For more details on the BoM, see Item 6.A “Directors and Senior Management” and Item 6.B. “Compensation”.

Supervisory Board

The Supervisory Board consists of at least three members or such larger number as determined by the Supervisory Board. The Supervisory Board prepares a profile in relation to its size and composition; ASML’s Supervisory Board profile is posted on ASML’s Website.

Members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has an enhanced right to make recommendations for nomination of at least one-third of the members of the Supervisory Board, which recommendation may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as a Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.

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

Members of the Supervisory Board serve for a maximum term of four years from the date of their appointment, or a shorter period as set out in the rotation schedule as adopted by the Supervisory Board. They may be re-appointed, provided that their entire term of office does not exceed twelve years. The General Meeting of Shareholders may, with an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such event, the Enterprise Chamber of the Amsterdam Court of Appeal shall appoint new members of the Supervisory Board at the request of the BoM.

Upon the proposal of the Supervisory Board, the General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. A member of the Supervisory Board may not be granted any shares or option rights by way of remuneration.

ASML ANNUAL REPORT 2014	37

For more details on the Supervisory Board, see Item 6.A “Directors and Senior Management” and Item 6.B.“Compensation”.

Approval of Board of Management Decisions

The BoM requires prior approval of the General Meeting of Shareholders for resolutions concerning an important change in the identity or character of ASML or its business, including:

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

Rules of Procedure

The BoM and the Supervisory Board have adopted Rules of Procedure for each of the BoM, Supervisory Board and the four Committees of the Supervisory Board. These Rules of Procedure are posted on our Website.

Directors and Officers Insurance and Indemnification

Members of the BoM and Supervisory Board, as well as certain senior management members, are insured under ASML’s Directors and Officers Insurance Policy. Although the insurance policy provides for broad coverage, our directors and officers may incur uninsured liabilities. ASML has agreed to indemnify its members of the BoM and Supervisory Board against any claims arising in connection with their position within ASML, provided that such claim is not attributable to willful misconduct or intentional recklessness.

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

ASML reports on its compliance with the Dutch Corporate Governance Code in its 2014 Statutory Annual Report.

Committees of ASML’s Supervisory Board

While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to its four Committees: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee and the Technology and Strategy Committee. Members of these Committees are appointed from among the Supervisory Board members.

The Chairman of each Committee reports to the Supervisory Board the issues and items discussed in each meeting. In addition, the minutes of each Committee are available to all members of the Supervisory Board, enabling the Supervisory Board to make the appropriate decisions.

Audit Committee

The current members of our Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel, Ms. Smits-Nusteling and Ms. Van der Meer Mohr, each of whom is an independent, non-executive member of our Supervisory Board in accordance with the NASDAQ Listing Rules. The Supervisory Board has determined that Mr. Fröhlich qualifies as the Audit Committee financial expert pursuant to Section 407 of the Sarbanes-Oxley Act and the rules promulgated thereunder. Our external auditor, CEO, CFO, Corporate Controller, Corporate Chief Accountant, Senior Director Corporate Risk and Assurance, as well as other ASML employees invited by the Chairman of the Audit Committee may also attend the meetings of the Audit Committee.

The Audit Committee assists the Supervisory Board in:

•	Overseeing the integrity of our Financial Statements and related financial and non-financial disclosures;
•	Overseeing the qualifications, independence and performance of the external auditor; and
•

Overseeing our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

In 2014, the Audit Committee held eight scheduled meetings, either in person or via conference call.

ASML ANNUAL REPORT 2014	38

Remuneration Committee

The current members of our Remuneration Committee are Mr. Ziebart (Chairman) and Ms. Van der Meer Mohr, each of whom is an independent, non-executive member of our Supervisory Board in accordance with the NASDAQ Listing Rules. In 2014, the Remuneration Committee held four scheduled meetings and several ad hoc meetings, either in person or via conference call.

For details on the Remuneration Committee See Item 6.B. “Compensation”.

Selection and Nomination Committee

The current members of our Selection and Nomination Committee are Mr. Van der Poel (Chairman), Mr. Grose and Mr. Fröhlich, each of whom is an independent, non-executive member of our Supervisory Board in accordance with the NASDAQ Listing Rules.

The Selection and Nomination Committee assists the Supervisory Board in:

•	Preparing the selection criteria and appointment procedures for members of ASML’s Supervisory Board and BoM;
•	Periodically evaluating the scope and composition of the BoM, the Supervisory Board, and proposing the profile of the Supervisory Board in relation thereto;
•	Periodically evaluating the functioning of the BoM and the Supervisory Board and the individual members of those boards and reporting the results thereof to the Supervisory Board; and
•	Proposing (re-)appointments of members of the BoM and the Supervisory Board, and supervising the policy of the BoM in relation to the selection and appointment criteria for senior management.

The Selection and Nomination Committee furthermore discusses imminent corporate governance developments, for example those based on legislative proposals, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code.

In 2014, the Selection and Nomination Committee held three scheduled meetings and several ad hoc meetings, either in person or by conference call.

Technology and Strategy Committee

The current members of our Technology and Strategy Committee are Mr. Grose (Chairman), Mr. Stork, Mr. Van der Poel and Mr. Ziebart. The Technology and Strategy Committee may appoint one or more advisors from within and/or from outside ASML. The advisors to the Technology and Strategy Committee may be invited as guests to the meetings, or parts thereof, but are not entitled to vote in the meetings.

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

In 2014, the Technology and Strategy Committee held six scheduled meetings, either in person or via conference call.

Disclosure Committee

ASML has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under US and Dutch law and applicable stock exchange rules, US GAAP, IFRS as adopted by the EU and the Sarbanes-Oxley Act. The Disclosure Committee is composed of various members of senior management, and reports to the CEO and CFO. The Disclosure Committee informs the Audit Committee about the outcome of the Disclosure Committee meetings.

The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the Disclosure Committee advises the CEO and CFO on the effectiveness of the disclosure controls and procedures and of the internal control over financial reporting (Sarbanes-Oxley Act).

During 2014, the Disclosure Committee reviewed amongst others the quarterly and annual financial result announcements, the Statutory Interim Report, the Annual Report on Form 20-F and the Statutory Annual Report. In addition, the Disclosure Committee also advised the CEO and CFO on the effectiveness of the disclosure controls and procedures and of the internal control over financial reporting (Sarbanes-Oxley Act).

ASML ANNUAL REPORT 2014	39

D. Employees

The following table presents our total numbers of payroll employees and temporary employees as of December 31, 2014, 2013 and 2012 (in FTEs), primarily in manufacturing, product development and customer support activities:

As of December 31	2014	2013	2012

Payroll Employees	11,318	10,360	8,497
Temporary Employees	2,754	2,865	2,139

Employees (in FTEs)	14,072	13,225	10,636

During 2014, the average number of payroll employees in FTEs employed was 10,942, and the average number of temporary employees in FTEs employed was 2,804. The increase in 2014 compared to 2013 payroll employees in FTEs is in line with our net sales growth. The increase in employees expressed in FTEs in 2013 compared to 2012 was mainly due to the acquisition of Cymer as per May 30, 2013.

For a more detailed description of our payroll employee information, see Notes 18 and 22 to our Financial Statements.

Our future success also depends on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing. See Item 3.D. “Risk Factors – Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees.”

ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. A Works Council is a representative body of the employees of a Dutch company elected by the employees. The Board of Management of any Dutch company that runs an enterprise with a Works Council must seek the non-binding advice of the Works Council before taking certain decisions with respect to ASML, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the Board of Management. In case the Works Council renders a contrary advice on a particular decision and the Board of Management nonetheless wishes to proceed, the Board of Management must temporarily suspend any further action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, may only be taken with the Works Council’s approval. Failing approval of the Works Council, the decision first has to be submitted to the Enterprise Chamber of the Amsterdam Court of Appeal for mediation. If no resolution has been reached, the decision can only be taken by with the approval of the Dutch District Court.

E. Share Ownership

For information with respect to the grant of shares and stock options to our employees See Note 18 to our Financial Statements, Item 6.B. “Compensation” and Item 7A “Major Shareholders”.

ASML ANNUAL REPORT 2014	40

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares is at least 3.0 percent of our ordinary shares issued and outstanding, as well as the ordinary shares (including options) owned by our members of the BoM (which includes those persons specified in Item 6.A. “Directors, Senior Management and Employees”), as a group, as of December 31, 2014. The information set out below with respect to shareholders other than the BoM is solely based on public filings with the SEC and AFM on February 4, 2015.

Identity of Person or Group	Shares Owned	Percent of Class[8]

Capital Group International, Inc [1]	67,265,695	15.54%
Stichting Administratiekantoor MAKTSJAB/Intel [2]	62,977,877	14.55%
BlackRock Inc. [3]	22,116,072	5.11%
Stichting Administratiekantoor TSMC/TSMC [4]	20,992,625	4.85%
The Growth Fund of America [5]	13,768,843	3.18%
Members of ASML’s Board of Management (5 persons) [6,7]	199,356	0.05%

1	As reported to the AFM on April 25, 2014, Capital Group International, Inc. and CRMC, which we believe to be an affiliate of Capital Group International, Inc., indirectly have 605,391,255 voting rights corresponding to 67,265,695 shares (based on nine votes per share) of our ordinary shares but do not have ownership rights related to those shares. Capital World Investors reported on a Schedule 13-G/A filed with the SEC on February 13, 2014, that it is the beneficial owner of 45,026,116 shares of our ordinary shares as a result of its affiliation with CRMC.
2	Stichting Adminstratiekantoor MAKTSJAB owns the stated percentage of our ordinary shares and has issued corresponding depository receipts to Intel.
3	Based solely on the Schedule 13-G/A filed by BlackRock Inc. with the SEC on October 8, 2014. The July 2, 2013 public filing with the AFM shows aggregate holdings of various BlackRock funds of (based on total number of issued shares as per 2 July 2013) 3.68% in shares and 4.42% in voting rights.
4	Stichting Administratiekantoor TSMC owns the stated percentage of ordinary shares and has issued corresponding depository receipts to TSMC.
5	As reported to the AFM on May 15, 2014, The Growth Fund of America does not hold voting rights related to 13,768,843 shares of our ordinary shares. We believe The Growth Fund of America to be a fund managed by CRMC as referred to in footnote 1 of this table. Accordingly, there may be overlap between the shares reported to be owned by The Growth Fund of America and the shares reported to be owned by Capital Group International, Inc.
6	Does not include unvested shares granted to members of ASML’s BoM. Further information required by Item 7.A. is incorporated by reference from ASML’s 2014 Remuneration Report, see Item 6.B. “Compensation”.
7	No shares are owned by members of the Supervisory Board.
8	As a percentage of the total number of ordinary shares issued and outstanding (432,935,288) as of December 31, 2014, which excludes 5,138,355 ordinary shares which have been issued but are held in treasury by ASML. Please note that share ownership percentages reported to the AFM are expressed as a percentage of the total number of ordinary shares issued (including treasury stock) and that accordingly, percentages reflected in this table may differ from percentages reported to the AFM.

The Intel Stichting and the TSMC Stichting acquired the shares indicated above as part of our CCIP in the second half of 2012. These Customer Stichtingen do not vote on the ordinary shares held by them, unless instructed to do so by Intel and TSMC in accordance with their respective shareholder agreements. Intel and TSMC, are not entitled to vote on the ASML shares held by their respective Customer Stichtingen, except in certain exceptional circumstances: i) the authorization of certain significant share issuances and share repurchases, ii) any amendment to the Articles of Association that would materially affect the specific voting rights of Intel or TSMC, iii) any significant change in the identity or nature of ASML or its business, iv) the dissolution of ASML, v) any merger or demerger which would result in a material change in the identity or nature of ASML or its business (see Item 10.C. “Material Contracts—Customer Co-Investment Program”).

We do not issue share certificates. See Item 10.B. “Memorandum and Articles of Association”.

As of December 31, 2014, 82,457,616 NASDAQ shares were held by 369 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

ASML ANNUAL REPORT 2014	41

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

The AFM requires the notification of any gross short position in our shares. For the notification of gross short positions the same thresholds apply as for notifying an actual or potential interest in the capital and/or or voting rights of a Dutch listed company, as referred to above. In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2 percent of the issued share capital of a Dutch listed company is required to report it to the AFM. Each subsequent increase of this position by 0.1 percent above 0.2 percent will also need to be reported. Each net short position equal to 0.5 percent of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1 percent will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

The AFM keeps a public registry of and publishes all notifications made pursuant to the FMSA.

ASML ANNUAL REPORT 2014	42

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

Please see Item 10.C “Material Contracts – Customer Co-Investment Program” and Note 29 to our Financial Statements for more information about the CCIP. See Note 29 to our Financial Statements for details on sales to Intel in 2014 and outstanding balances as of December 31, 2014.

There have been no other transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options described under Note 18 to our Financial Statements. Furthermore, ASML has not granted any personal loans, guarantees, or the like to members of the BoM or Supervisory Board.

C. Interests of Experts & Counsel

Not applicable.

ASML ANNUAL REPORT 2014	43

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements”.

Export Sales

See Note 21 to our Financial Statements.

Legal Proceedings

See Item 4.B. “Business Overview – Intellectual Property” and Note 19 to our Financial Statements.

Dividend Policy

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2014, a proposal to declare a dividend of EUR 0.70 per ordinary share of EUR 0.09 nominal value will be submitted to the 2015 AGM.

B. Significant Changes

No significant changes have occurred since the date of our Financial Statements. See Item 5.D. “Trend Information” and Note 30 to the Financial Statements.

Item 9 The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are listed for trading in the form of registered ASML NASDAQ shares and in the form of registered ASML Euronext Amsterdam shares. The principal trading market of our ordinary shares is Euronext Amsterdam. Our ordinary shares also trade on NASDAQ. For more information see Item 10.B. “Memorandum and Articles of Association”.

Our shares listed on NASDAQ are registered with J.P. Morgan, our New York Transfer Agent, pursuant to the terms of the Transfer Agent Agreement between ASML and J.P Morgan. Our shares listed on Euronext Amsterdam are held in dematerialized form through the facilities of Euroclear Nederland, the Dutch centralized securities custody and administration system. The New York Transfer Agent charges shareholders a fee of USD 5.00 per 100 shares for the exchange of our shares listed at NASDAQ for our shares listed at Euronext Amsterdam and vice versa.

Dividends payable on our shares listed at NASDAQ are declared in euro and converted to U.S. dollar at the rate of exchange at the close of business on the date determined by the BoM. The resulting amounts are distributed through the New York Transfer Agent and no charge is payable by holders of our shares listed at NASDAQ in connection with this conversion or distribution.

Pursuant to the terms of the Transfer Agent Agreement, we have agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made generally available by ASML to holders of ordinary shares. The New York Transfer Agent has waived its fees associated with routine services to ASML associated with our shares listed at NASDAQ. In addition, the New York Transfer Agent has agreed to reimburse certain reasonable expenses incurred by ASML in connection with the issuance and transfer of our shares listed at NASDAQ. In the year ended December 31, 2014, the Transfer Agent reimbursed USD 0.8 million of expenses incurred by ASML (which mainly comprised of audit, advisory, legal and listing fees incurred due to the existence of our shares listed at NASDAQ).

ASML ANNUAL REPORT 2014	44

The following table sets forth, for the periods indicated, the high and low closing prices of our shares listed at NASDAQ and our shares listed at Euronext Amsterdam.

	ASML NASDAQ shares		ASML Euronext
	USD		Amsterdam shares EUR
	High	Low	High	Low

Annual Information
2014	109.64	79.90	89.88	57.57
2013	100.96	63.08	74.30	47.20
2012	64.68	40.91	49.36	31.81
2011	45.82	31.08	32.81	22.28
2010	38.45	24.73	29.26	19.68

Quarterly Information
4th quarter 2014	109.64	90.06	89.88	70.20
3rd quarter 2014	102.13	83.28	78.89	62.20
2nd quarter 2014	94.80	79.90	69.61	57.57
1st quarter 2014	93.36	84.09	67.76	62.05

4th quarter 2013	100.96	86.94	74.30	63.87
3rd quarter 2013	98.76	78.40	73.00	60.66
2nd quarter 2013	84.08	66.08	65.55	50.62
1st quarter 2013	78.21	63.08	56.80	47.20

Monthly Information
February (through February 5) 2015	103.89	101.84	90.85	89.21
January 2015	107.60	100.72	94.78	84.67
December 2014	109.64	103.35	89.88	83.15
November 2014	105.91	98.96	85.21	78.40
October 2014	99.68	90.06	79.45	70.20
September 2014	102.13	97.21	78.89	73.57
August 2014	96.12	90.83	72.81	67.65

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

B. Memorandum and Articles of Association

Our Articles of Association included as Exhibit 99.1 to our form 6-K filed furnished with the SEC on February 8, 2013 (the “Articles of Association”).

Current Authorizations to Issue and Repurchase Ordinary Shares

Our BoM has the power to issue ordinary and preference shares if and insofar as the BoM has been authorized to do so by the General Meeting of Shareholders. The BoM requires the approval of the Supervisory Board for such an issue. An authorization of the BoM to issue shares or preference shares may be effective for a specified period of up to five years and may be renewed. In the absence of such authorization, the General Meeting of Shareholders has the power to authorize the issuance of ordinary or preference shares, upon the proposal of the BoM, which proposal must be authorized by the Supervisory Board.

ASML ANNUAL REPORT 2014	45

At our 2014 AGM, our shareholders authorized the BoM to issue shares and/or rights thereto through October 23, 2015, up to an aggregate maximum of 5.0 percent of ASML’s issued share capital, plus an additional 5.0 percent of our issued share capital at April 23, 2014 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. At our 2015 AGM, our shareholders will be asked to extend this authority through October 22, 2016.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders, the BoM has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2014 AGM, our shareholders authorized the BoM through October 23, 2015, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2015 AGM, our shareholders will be asked to extend this authority through October 22, 2016.

In addition, the articles of association provide for 9,000 ordinary shares B with a nominal value of EUR 0.01 to allow holders of fractional shares to obtain voting rights with respect to those fractional shares.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The BoM is currently authorized, subject to Supervisory Board approval, to repurchase as of April 23, 2014 through October 23, 2015, up to a maximum of two times 10.0 percent of ASML’s issued share capital as of April 23, 2014, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our 2015 AGM, our shareholders will be asked to extend this authorization through October 22, 2016.

ASML ANNUAL REPORT 2014	46

C. Material Contracts

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

Development 450mm silicon wafer technology

As previously disclosed, in November 2013, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We have agreed with Intel that the 450mm NRE funding will be applied to other lithography projects, including generic developments applicable to both 300mm and 450mm. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm.

In addition to the funding commitments described above, the Participating Customers have invested in 96,566,077 of our ordinary shares, the proceeds of which, totalling EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a synthetic share buyback executed in November 2012. For further information regarding the synthetic share buyback, see Note 26 to our Financial Statements.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE Funding Agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 62,977,877 of our ordinary shares. A description of the shareholders agreement and NRE Funding Agreements between ASML and Intel is set out below. The shareholders agreements and the NRE Funding Agreements between ASML and the other program participants – TSMC (which acquired 20,992,625 of our ordinary shares and made an EUR 276 million funding commitment) and Samsung (which acquired 12,595,575 of our ordinary shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreement

Pursuant to the Intel Investment Agreement between ASML and Intel, dated July 9, 2012, ASML agreed to issue to a foundation established for the Intel Stichting ordinary shares equal to 15 percent of ASML’s issued ordinary shares; the Intel Stichting issued to Intel depositary receipts representing the ordinary shares. The subscription price for the ordinary shares issued to Intel was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of our shares listed at Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Under the Intel Investment Agreement, ASML has agreed to indemnify Intel, and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

ASML ANNUAL REPORT 2014	47

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

Voting Restrictions

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the BoM as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

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

ASML ANNUAL REPORT 2014	48

In addition, Intel may not (even after the Lock-Up Restriction has ended), without written consent of ASML, transfer on Euronext Amsterdam, NASDAQ or another securities exchange more than (i) in respect of Intel, 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC); the foregoing restriction does not apply to block trades or underwritten offerings. There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions where the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of our shares listed at Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (iv) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

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

D. Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-Dutch residents to hold or vote ordinary shares. Cash distributions, if any, payable in euros on our shares listed at Euronext Amsterdam may be officially transferred by a bank from the Netherlands and converted into any other currency without being subject to any Dutch legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Dutch Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on our shares listed at NASDAQ shall be declared in euros but paid in U.S. dollars, converted at the rate of exchange at the close of business on the date fixed for that purpose by the BoM in accordance with the Articles of Association.

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

ASML ANNUAL REPORT 2014	49

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

Corporate Income Tax Consequences for Corporate Non-Resident Holders

Income derived from ordinary shares or capital gains derived from the sale, exchange or disposition of ordinary shares by a corporate Non-Resident Holder is taxable if:

•

The holder carries on a business in the Netherlands through a permanent establishment or a permanent agent in the Netherlands (Dutch enterprise) and the ordinary shares are attributable to this permanent establishment or permanent agent, unless the participation exemption (discussed below) applies; or

•

The holder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which our ordinary shares are attributable, while the profits of such holder are taxable in the Netherlands pursuant to article 17(3)(c) of the Dutch Corporate Income Tax Act 1969; or

•

The holder has a substantial interest in our share capital, which is held with the primary aim or one of the primary aims to evade the levy of income tax or dividend withholding tax at the level of another person and which is not attributable to his enterprise; or

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

•	Stock dividends up to their nominal value (unless distributed out of qualifying paid-in capital);
•	Any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes; and
•	Liquidation proceeds in excess of qualifying average paid-in capital for Dutch dividend withholding tax purposes.

ASML ANNUAL REPORT 2014	50

A reduction of Dutch dividend withholding tax can be obtained if:

•	The participation exemption applies and the ordinary shares are attributable to a business carried out in the Netherlands; or
•	The dividends are distributed to a qualifying EU corporate holder satisfying the conditions of article 4(2) and 4(3) of the Dutch Dividend Withholding Tax Act 1965; or
•	The rate is reduced by a tax treaty.

A Non-Resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-Resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the treaty, dividends paid by us to a Non-Resident Holder that is a resident of the United States as defined in the tax treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0 percent Dutch withholding tax or, in the case of certain United States corporate shareholders owning at least 10.0 percent of our voting power, a reduction to 5.0 percent, provided that the Holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The tax treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholders owning at least 80.0 percent of our voting power and meeting all other requirements. The tax treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15.0 percent and are required to file for a refund of such withholding.

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

ASML ANNUAL REPORT 2014	51

United States Taxation

The following is a discussion of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares by a United States Holder (as defined below) acting in the capacity of a beneficial owner who is not a tax resident of the Netherlands. This discussion deals only with Ordinary Shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, financial institutions, regulated investment companies, dealers in securities/traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, investors owning directly, indirectly or constructively 10.0 percent or more of our outstanding voting shares, investors who hold Ordinary Shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local, FIRPTA-related United States federal income tax consequences, or non-United States tax consequences.

This discussion is based on the U.S.-Netherlands Income tax treaty, the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding shares. Prospective purchasers of Ordinary Shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of United States federal, state, local or non-United States tax laws to which they may be subject.

As used herein, the term ‘United States Holder’ means a beneficial owner of Ordinary Shares for United States federal income tax purposes whose holding of such Ordinary Shares does not form part of the business property or assets of a permanent establishment or fixed base in the Netherlands; who is fully entitled to the benefits of the treaty in respect of such Ordinary Shares; and is:

•	An individual citizen or tax resident of the United States; or
•

A corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof; or

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

Passive Foreign Investment Company Considerations

We believe we were not a PFIC for US federal income tax purposes in 2014 and that we will not be a PFIC in 2015. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question. We have not conducted a detailed study at this time to confirm our non-PFIC status. If we were treated as a PFIC in any year during which a United States Holder owned common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

ASML ANNUAL REPORT 2014	52

Taxation of Dividends

United States Holders should generally include in gross income, as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Dutch withholding taxes) we make out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a United States Holder should be the U.S. dollar value of the foreign currency (e.g. euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s US tax basis in the Ordinary Shares and thereafter as taxable capital gain. We presently do not maintain calculations of our earnings and profits under United States federal income tax principles. If we do not report to a United States Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, the Jobs and Growth Tax Relief Reconciliation Act of 2003, as amended by the Working Families Tax Relief Act of 2004, the American Jobs Creation Act of 2004, and the American Taxpayer Relief Act of 2012, reduces to 20.0 percent the maximum tax rate for certain dividends received by individuals, so long as certain exclusions do not apply and the stock has been held for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends received from ‘qualified foreign corporations’ generally qualify for the reduced rate. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation if: (i) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that has been identified as a qualifying treaty and contains an exchange of information program. Individual United States Holders should consult their tax advisors regarding the impact of this provision on their particular situations.

Dividends paid by us generally will constitute ‘portfolio income’ for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as ‘investment income’ for purposes of the limitation on the deduction of investment interest expense.

ASML ANNUAL REPORT 2014	53

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain reporting requirements of the Exchange Act. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and Financial Statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an Annual Report on Form 20-F containing Financial Statements audited by an independent accounting firm and interactive data comprising Financial Statements in extensible business reporting language. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

Documents we file with the SEC are publicly available at its public reference room at 100 F Street, N.E., Washington, DC 20549, United States. The SEC also maintains a Website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this Website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary Information

See Item 4.C. “Organizational Structure”.

ASML ANNUAL REPORT 2014	54

Item 11 Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial condition and results from operations. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, we only enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone.

Foreign Currency Risk Management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risks.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts. In line with our overall risk management program we do not hedge currency translation exposures resulting from net equity investments in foreign subsidiaries.

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

Financial Instruments

We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

	2014		2013
As of December 31 (in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts	1,219,894	(52,319)	986,986	8,583
Interest rate swaps	1,013,053	138,367	1,013,053	51,385

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

ASML ANNUAL REPORT 2014	55

Sensitivity Analysis Financial Instruments

Foreign Currency Sensitivity

We are mainly exposed to fluctuations in exchange rates between the euro and the U.S. dollar, the euro and Taiwanese dollar and the euro and the Japanese yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes or OCI, as shown.

	2014		2013
(in thousands)	Impact on income before income taxes EUR	Impact on OCI EUR	Impact on income before income taxes EUR	Impact on OCI EUR

U.S. dollar	3,347	15,913	(15,801)	21,059
Japanese yen	1,516	(10,002)	183	913
Taiwanese dollar	(2,929)	-	(7,692)	-
Other currencies	(2,183)	-	(9,281)	-
Total	(249)	5,911	(32,591)	21,972

It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated Statements of Operations. The decreased effect on income before income taxes in 2014 compared with 2013 reflects our lower net exposure at year end 2014. The negative effect on income before income taxes as presented in the table above for 2014 is mainly attributable to timing differences between the arising and hedging of exposures.

The effects of the fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions are recognized in OCI. The U.S. dollar and Japanese yen effect on OCI in 2014 compared with 2013 is the result of an decrease in outstanding purchase hedges and increase in outstanding sales hedges.

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

	2014		2013
(in thousands)	Impact on income before income taxes EUR	Impact on OCI EUR	Impact on income before income taxes EUR	Impact on OCI EUR

Effect of a 1.0 percent point increase in interest rates	17,956	941	19,969	1,183

The positive effect on income before income taxes mainly relates to our cash and cash equivalents and short-term investments. The positive effect on OCI, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.

For a 1.0 percentage point decrease in interest rates there would be a lower opposite effect on income before income taxes and OCI .

See notes 4 and 5 to our Financial Statements for more information on our Financial Risk Management including Credit Risk Management.

Item 12 Description of Securities Other Than Equity Securities

Not applicable.

ASML ANNUAL REPORT 2014	56

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2014, ASML’s senior management conducted an evaluation, under the supervision and with the participation of ASML’s CEO and CFO, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s CEO and CFO have concluded that, as of December 31, 2014, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML is accumulated and communicated to ASML’s management, including ASML’s CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of ASML’s CEO and CFO, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting as of December 31, 2014 based upon the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2014 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements for external purposes in conformity with US GAAP.

Deloitte Accountants B.V., an independent registered public accounting firm, has audited the Financial Statements included in Item 18 “Financial Statements” and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

We adopted “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of January 1, 2014. This adoption did not materially affect our internal control over financial reporting. In addition, during the year ended December 31, 2014, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ASML ANNUAL REPORT 2014	57

Item 16

A. Audit Committee Financial Expert

Our Supervisory Board has determined that effective March 18, 2004, Mr. Fröhlich, an independent member of the Supervisory Board, qualifies as the Audit Committee Financial Expert. See also Item 6.A. “Directors and Senior Management” and Item 6.C. “Board Practices”.

B. Code of Ethics

ASML fosters a culture of integrity where people comply with the law and with our Code of Conduct and Business Principles. We promote an open and honest culture that encourages people to speak up about irregularities and where senior management set the right example.

Code of Conduct

Our Code of Conduct describes what ASML stands for and believes in:

•	We respect people;
•	We respect our planet;
•	We operate with business and personal integrity; and
•	We manage professionally.

The Code of Conduct can be found on the corporate governance section of ASML’s Website.

Business Principles

The Code of Conduct has been translated into a set of practical Business Principles for all employees. The Business Principles help to drive ethical and balance behavior, control our business exposures, and safeguard our reputation. Employees must consult the business principles for their day-to-day guidance. The Business Principles focus on five areas:

1. Show respect for People and Planet;

2. Operate with integrity;

3. Preserve intellectual property and other assets;

4. Manage exposures by following processes; and

5. Adhere to our Business Principles and applicable laws, and speak up.

Code of Conduct Complaints

We encourage our employees to speak up and feel free to raise ethical issues without the fear of retaliation. ASML has a procedure in place for reporting issues relating to a (possible) breach of the Code of Conduct, including complaints of a financial nature (Whistleblower’s policy). For those employees who feel more comfortable speaking up anonymously, there is an external Speak Up line available (phone and webmail). The reporting procedure for (possible) Code of Conduct violations can be found on the corporate governance section of ASML’s Website.

For more information about this topic see our Corporate Responsibility Report.

C. Principal Accountant Fees and Services

Deloitte has served as our independent registered public accounting firm for the years ending December 31, 2014 and 2013. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte and its member firms and/or affiliates in 2014 and 2013:

Year ended December 31 (in thousands)	2014 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR	2013 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR

Audit fees in relation to annual reports	1,331	-	1,331	1,679	-	1,679
Other audit fees	61	298	359	61	303	364
Tax fees	128	81	209	128	219	347

Principal accountant fees and services	1,520	379	1,899	1,868	522	2,390

ASML ANNUAL REPORT 2014	58

Audit fees in relation to annual reports and other audit fees

Audit fees primarily relate to the audit of the Financial Statements as set out in this Annual Report, our Statutory Annual Report, limited procedures on our quarterly results, agreed upon procedures related to the remuneration report and services related to statutory and regulatory filings of ASML and its subsidiaries.

Tax fees

The tax fees include tax compliance services and tax advisory services.

The Audit Committee has approved the external audit plan and related audit fees for the year 2014.

The Audit Committee monitors compliance with the Dutch and US rules on non-audit services provided by our independent registered public accounting firm, which outlines strict separation of audit and advisory services for Dutch public interest entities.

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

On April 17, 2013, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 22, 2014, when the program was completed, we had purchased 14,595,554 shares at an average price of EUR 68.51 per share of which 9,464,503 shares have been cancelled in 2014, and the remainder is intended to be cancelled in 2015.

The following tables provide a summary of shares repurchased by ASML in 2014 and a historic overview of previous share buyback programs, respectively:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR)

January 20 - 31, 2014	547,500	64.44	547,500	664,718,936
February 1 - 28, 2014	962,536	63.92	1,510,036	603,190,359
March 1 - 31, 2014	765,284	65.55	2,275,320	553,029,170
April 1 - 30, 2014	739,855	63.23	3,015,175	506,251,123
May 2 - 31, 2014	783,500	59.98	3,798,675	459,253,716
June 1 - 30, 2014	1,061,649	66.52	4,860,324	388,627,554
July 1 - 31, 2014	1,048,739	66.71	5,909,063	318,664,411
August 1 - 31, 2014	602,125	70.14	6,511,188	276,431,931
September 1 - 30, 2014	736,294	76.62	7,247,482	220,019,568
October 1 - 31, 2014	1,004,378	74.58	8,251,860	145,116,399
November 1 - 30, 2014	883,971	81.85	9,135,831	72,765,162
December 1 - 22, 2014	845,544	86.06	9,981,375	-

Total	9,981,375	70.13

Period	Year	Total amount paid (in EUR millions)	Total Number of Shares Purchased	Average Price Paid per Share (EUR)	Reduction of Shares Outstanding vs Beginning of Year (Percentage)

Share Buybacks	2006	677.2	40,385,139	16.77	8.3
Synthetic Share Buyback	2007	1,011.9	55,093,409	18.37	11.5
Share Buybacks	2007	359.8	17,000,000	21.16	3.6
Share Buybacks	2008	87.6	5,000,000	17.52	1.1
Share Buybacks	2011	700.0	25,674,576	27.26	5.9
Synthetic Share Buyback	2012	3,728.3	93,411,216	39.91	22.6
Share Buybacks	2012	535.2	13,478,058	39.71	3.3
Share Buybacks	2013	300.0	4,614,179	65.02	1.1
Share Buybacks	2014	700.0	9,981,375	70.13	2.3

Total / Average[1]		4,371.7	171,226,736	25.53	35.3

1	Totals, average and percentage are excluding the synthetic share buyback executed in 2012 as part of our CCIP. The percentage represents the reduction of shares issued and outstanding compared to January 1, 2006.

ASML ANNUAL REPORT 2014	59

F. Change in Registrant’s Certifying Accountant

Based on mandatory firm rotation required under Dutch law, in 2014 we completed our proposal process for a new auditor starting January 1, 2016. Our proposal is subject to approval at the 2015 AGM.

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

•

ASML does not follow NASDAQ’s requirement regarding distribution to shareholders of copies of an Annual Report containing audited Financial Statements prior to our Annual General Meeting of Shareholders. The distribution of our Annual Report to shareholders is not required under Dutch corporate law or Dutch securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Dutch companies not to distribute Annual Reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the Annual Reports. Instead, we make our Annual Reports available at our corporate head office in the Netherlands (and at the offices of our Dutch listing agent as stated in the convening notice for the meeting) no later than 42 days prior to convocation of the Annual General Meeting of Shareholders. In addition, we post a copy of our Annual Report on our Website prior to the Annual General Meeting of Shareholders.

•

ASML does not follow NASDAQ’s requirement to obtain shareholder approval of stock option or purchase plans or other equity compensation arrangements available to officers, directors or employees. It is not required under Dutch law or generally accepted practice for Dutch companies to obtain shareholder approval of equity compensation arrangements available to officers, directors or employees. The Annual General Meeting of Shareholders adopts the remuneration policy for the BoM, approves equity compensation arrangements for the BoM and approves the remuneration for the Supervisory Board. The Remuneration Committee evaluates the achievements of individual members of the BoM with respect to the short and long-term quantitative performance, the full Supervisory Board evaluates the quantitative performance criteria. Equity compensation arrangements for employees are adopted by the BoM within limits approved by the Annual General Meeting of Shareholders.

H. Mine Safety Disclosure

Not applicable.

ASML ANNUAL REPORT 2014	60

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

In response to this item, we incorporate herein by reference our Financial Statements set out on pages F-2 through F-52 hereto.

Item 19 Exhibits

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 13 to the Registrant’s Registration Statement on Form 8-A/A, filed with the SEC on February 8, 2013)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000)[1]
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)[1]
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation[1,2]
4.7	ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)[1]
4.8	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the SEC on June 9, 2004 (File No. 333-116337))
4.9	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on June 30, 2005 (file No. 333-126340))
4.10	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.11	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.15	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.16	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.18	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.19	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on November 2, 2007 (file No.333-147128))
4.21	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the SEC on August 29, 2008 (file No. 333-153277))
4.22	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 29, 2008 (file No. 333-153277))
4.22	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))
4.23	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))

ASML ANNUAL REPORT 2014	61

Exhibit No.	Description
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))
4.26	450mm NRE Funding Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)[1]
4.27	EUV NRE Funding Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)[1]
4.28	Shareholder Agreement between ASML Holding N.V., Intel Holdings B.V., Intel Corporation and Stichting Administratiekantoor MAKTSJAB dated September 12, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)
8.1	List of Main Subsidiaries[2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934[2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934[2]
15.1	Consent of Deloitte Accountants B.V.[2]
101.INS	XBRL Instance Document[2]
101.SCH	XBRL Taxonomy Extension Schema Document[2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document[2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document[2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document[2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document[2]

1 Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

2 Filed at the SEC herewith.

ASML is party to two debt instruments under which the total amount of securities under each debt instrument does not exceed 10 percent of the total assets of ASML and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b) (i) of the instructions to the exhibits to Form 20-F, ASML agrees to furnish a copy of such instruments to the SEC upon request.

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ASML Holding N.V. (Registrant)

/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink

President, CEO and member of the Board of Management

Dated: February 10, 2015

/s/ Wolfgang U. Nickl

Wolfgang U. Nickl

Executive Vice President, CFO and member of the Board of Management

Dated: February 10, 2015

ASML ANNUAL REPORT 2014	62

Financial Statements

Index to Financial Statements

F-2	Consolidated Statements of Operations

F-3	Consolidated Statements of Comprehensive Income

F-4	Consolidated Balance Sheets

F-5	Consolidated Statements of Shareholders’ Equity

F-7	Consolidated Statements of Cash Flows

F-8	Notes to the Consolidated Financial Statements

F-52	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2014	F-1

Consolidated Statements of Operations

Notes	Year ended December 31 (in thousands, except per share data)	2014 EUR	2013 EUR	2012 EUR

21	Net system sales	4,242,790	3,993,129	3,801,632
	Net service and field option sales	1,613,487	1,252,197	929,923

21	Total net sales	5,856,277	5,245,326	4,731,555
	Cost of system sales	(2,335,512)	(2,233,621)	(2,198,921)
	Cost of service and field option sales	(924,391)	(834,443)	(527,377)

22	Total cost of sales	(3,259,903)	(3,068,064)	(2,726,298)

	Gross profit	2,596,374	2,177,262	2,005,257
28	Other income	81,006	64,456	-
22, 23	Research and development costs	(1,074,035)	(882,029)	(589,182)
22	Selling, general and administrative costs	(321,110)	(311,741)	(259,301)

	Income from operations	1,282,235	1,047,948	1,156,774
24	Interest and other, net	(8,600)	(24,471)	(6,196)

	Income before income taxes	1,273,635	1,023,477	1,150,578
20	Provision for income taxes	(76,995)	(7,987)	(4,262)

	Net income	1,196,640	1,015,490	1,146,316
1	Basic net income per ordinary share	2.74	2.36	2.70
1	Diluted net income per ordinary share[1]	2.72	2.34	2.68
	Number of ordinary shares used in computing per share amounts (in thousands)
1	Basic	437,142	429,770	424,096
1	Diluted[1]	439,693	433,446	426,986

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML ANNUAL REPORT 2014	F-2

Consolidated Statements of Comprehensive Income

Notes	Year ended December 31 (in thousands)	2014 EUR	2013 EUR	2012 EUR

	Net income	1,196,640	1,015,490	1,146,316

	Other comprehensive income:

	Foreign currency translation, net of taxes:
	Gain (loss) on foreign currency translation	230,388	(113,779)	8,063

	Financial instruments, net of taxes:
4	Gain (loss) on derivative financial instruments	17,375	(5,370)	214
4	Transfers to net income	6,691	(2,276)	(7,761)

	Other comprehensive income, net of taxes	254,454	(121,425)	516

	Total comprehensive income, net of taxes	1,451,094	894,065	1,146,832
	Attributable to equity holders	1,451,094	894,065	1,146,832

ASML ANNUAL REPORT 2014	F-3

Consolidated Balance Sheets

Notes	As of December 31 (in thousands, except share and per share data)	2014 EUR	2013 EUR

	Assets
5	Cash and cash equivalents	2,419,487	2,330,694
5	Short-term investments	334,864	679,884
6	Accounts receivable, net	1,052,504	878,321
7	Finance receivables, net	196,087	250,472
	Current tax assets	43,876	32,333
8	Inventories, net	2,549,837	2,393,022
20	Deferred tax assets	159,460	124,431
9	Other assets	390,091	336,421

	Total current assets	7,146,206	7,025,578

7	Finance receivables, net	55,261	46,017
20	Deferred tax assets	28,760	139,513
9	Other assets	444,820	298,559
10	Goodwill	2,357,536	2,088,589
11	Other intangible assets, net	723,839	697,634
12	Property, plant and equipment, net	1,447,523	1,217,840

	Total non-current assets	5,057,739	4,488,152

	Total assets	12,203,945	11,513,730

	Liabilities and shareholders’ equity
	Accounts payable	496,236	625,870
13	Accrued and other liabilities	2,347,799	2,216,882
	Current tax liabilities	36,293	15,803
15	Current portion of long-term debt	4,261	4,385
14	Provisions	2,354	2,227
20	Deferred and other tax liabilities	1,928	3,494

	Total current liabilities	2,888,871	2,868,661

15	Long-term debt	1,149,876	1,070,185
20	Deferred and other tax liabilities	237,315	364,695
14	Provisions	3,638	4,620
13	Accrued and other liabilities	411,655	283,142

	Total non-current liabilities	1,802,484	1,722,642

	Total liabilities	4,691,355	4,591,303

17, 19	Commitments and contingencies	-	-

	Cumulative Preference Shares; EUR 0.09 nominal value; 700,000,000 shares authorized at December 31, 2014 and 2013; none issued and outstanding at December 31, 2014 and 2013;	-	-

	Ordinary Shares B; EUR 0.01 nominal value; 9,000 shares authorized at December 31, 2014 and 2013; none issued and outstanding per December 31, 2014 and 2013;	-	-

Ordinary Shares; EUR 0.09 nominal value;

699,999,000 shares authorized at December 31, 2014;

432,935,288 issued and outstanding at December 31, 2014;

699,999,000 shares authorized at December 31, 2013;

440,852,334 issued and outstanding at December 31, 2013;

	Issued and outstanding shares	39,426	40,092
	Share premium	3,002,050	2,912,862
	Treasury shares at cost	(389,443)	(364,702)
	Retained earnings	4,648,541	4,376,613
	Accumulated other comprehensive income	212,016	(42,438)

26	Total shareholders’ equity	7,512,590	6,922,427

	Total liabilities and shareholders’ equity	12,203,945	11,513,730

ASML ANNUAL REPORT 2014	F-4

Consolidated Statements of Shareholders’ Equity

		Issued and Outstanding Shares			Treasury		Accumulated OCI EUR
Notes	(in thousands)	Number[1]	Amount EUR	Share Premium EUR	Shares at Cost EUR	Retained Earnings EUR			Total EUR

	Balance at January 1, 2012	413,669	38,354	473,043	(416,417)	3,270,703	78,471		3,444,154

	Components of comprehensive income:
	Net income	-	-	-	-	1,146,316	-		1,146,316
4	Foreign currency translation	-	-	-	-	-	8,063		8,063
4	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,547)		(7,547)
	Total comprehensive income	-	-	-	-	1,146,316	516		1,146,832

	CCIP:
26, 28	Issuance of shares	96,566	8,691	3,968,677	-	-	-		3,977,368
26, 28	Fair value differences[3]	-	-	(123,416)	-	-	-		(123,416)
26, 28	Capital repayment[4]	(93,411)	(8,691)	(3,845,261)	125,628	-	-		(3,728,324)

26, 27	Purchase of treasury shares	(13,478)	(198)	-	(535,175)	-	-		(535,373)
26, 27	Cancellation of treasury shares	-	(1,030)	-	294,752	(293,722)	-		-
18, 22	Share-based payments	-	-	18,714	-	-	-		18,714
18	Issuance of shares	3,819	344	(10,222)	66,638	(3,046)	-		53,714
26	Dividend paid	-	-	-	-	(188,892)	-		(188,892)
18, 20	Tax benefit from share-based payments	-	-	2,116	-	-	-		2,116

	Balance at December 31, 2012	407,165	37,470	483,651	(464,574)	3,931,359	78,987	[2]	4,066,893

	Components of comprehensive income:
	Net income	-	-	-	-	1,015,490	-		1,015,490
4	Foreign currency translation	-	-	-	-	-	(113,779)		(113,779)
4	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,646)		(7,646)
	Total comprehensive income	-	-	-	-	1,015,490	(121,425)		894,065

	CCIP:
26, 28	Fair value differences[5]	-	-	20,956	-	-	-		20,956

26, 27	Purchase of treasury shares	(4,614)	-	-	(300,000)	-	-		(300,000)
26, 27	Cancellation of treasury shares	-	(854)	-	349,261	(348,407)	-		-
18, 22	Share-based payments[6]	-	-	95,895	-	-	-		95,895
18	Issuance of shares[7]	38,301	3,476	2,309,250	50,611	(5,744)	-		2,357,593
26	Dividend paid	-	-	-	-	(216,085)	-		(216,085)
18, 20	Tax benefit from share-based payments	-	-	3,110	-	-	-		3,110

	Balance at December 31, 2013	440,852	40,092	2,912,862	(364,702)	4,376,613	(42,438)	[2]	6,922,427

	Components of comprehensive income:
	Net income	-	-	-	-	1,196,640	-		1,196,640
4	Foreign currency translation	-	-	-	-	-	230,388		230,388
4	Gain on financial instruments, net of taxes	-	-	-	-	-	24,066		24,066
	Total comprehensive income	-	-	-	-	1,196,640	254,454		1,451,094

	CCIP:
26, 28	Fair value differences[5]	-	-	28,086	-	-	-		28,086

26, 27	Purchase of treasury shares	(9,981)	-	-	(700,000)	-	-		(700,000)
26, 27	Cancellation of treasury shares	-	(852)	-	610,698	(609,846)	-		-
18, 22	Share-based payments	-	-	63,380	-	-	-		63,380
18	Issuance of shares	2,064	186	(6,250)	64,561	(46,904)	-		11,593
26	Dividend paid	-	-	-	-	(267,962)	-		(267,962)
18, 20	Tax benefit from share-based payments	-	-	3,972	-	-	-		3,972

	Balance at December 31, 2014	432,935	39,426	3,002,050	(389,443)	4,648,541	212,016	[2]	7,512,590

1	As of December 31, 2014, the number of issued shares was 438,073,643. This includes the number of issued and outstanding shares of 432,935,288 and the number of treasury shares of 5,138,355. As of December 31, 2013, the number of issued shares was 446,822,452. This includes the number of issued and outstanding shares of 440,852,334 and the number of treasury shares of 5,970,118. As of December 31, 2012, the number of issued shares was 419,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246.
2	As of December 31, 2014, accumulated OCI, net of taxes, consists of EUR 200.1 million relating to foreign currency translation gain (2013: EUR 30.2 million loss; 2012: EUR 83.5 million gain) and EUR 11.9 million relating to unrealized gains on financial instruments (2013: EUR 12.2 million losses; 2012: EUR 4.5 million losses).

ASML ANNUAL REPORT 2014	F-5

3	The difference between the fair value of the shares and the subscription price of the shares issued to the Participating Customers in the CCIP.
4	In 2012, as part of the capital repayment, EUR 3,728.3 million of shareholders’ equity was returned to our shareholders (excluding Participating Customers in the CCIP) and the number of shares was reduced by 23 percent. See Note 26.
5	In 2014, EUR 28.1 million (2013: EUR 21.0 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).
6	Share-based payments include an amount of EUR 43.5 million in relation to the fair value compensation of unvested equity awards exchanged as part of acquisition of Cymer.
7	Issuance of shares includes 36,464,576 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,346.7 million.

ASML ANNUAL REPORT 2014	F-6

Consolidated Statements of Cash Flows

Notes	Year ended December 31 (in thousands)	2014 EUR	2013 EUR		2012 EUR

	Cash Flows from Operating Activities
	Net income	1,196,640	1,015,490		1,146,316

	Adjustments to reconcile net income to net cash flows from operating activities:
11, 12	Depreciation and amortization	254,644	228,775		186,620
10, 11, 12	Impairment	10,528	13,057		3,234
12	Loss on disposal of property, plant and equipment[1]	3,502	2,823		2,272
18	Share-based payments	63,380	52,371		18,714
6	Allowance for doubtful receivables	133	1,062		458
8	Allowance for obsolete inventory	162,821	164,852		130,911
20	Deferred income taxes	(59,050)	(22,658)		(72,374)
	Changes in assets and liabilities:
6	Accounts receivable	(164,850)	(192,149)		246,982
7	Finance receivables	51,132	9,277		(225,103)
8	Inventories[1,2]	(293,404)	(518,121)		(352,716)
9	Other assets	(112,424)	(32,941)		19,117
13, 14	Accrued and other liabilities	36,524	(57,282)		(147,691)
	Accounts payable	(136,192)	321,486		(225,083)
20	Current income taxes	11,822	68,131		(28,179)

	Net cash provided by operating activities	1,025,206	1,054,173		703,478

	Cash Flows from Investing Activities
12	Purchase of property, plant and equipment[2]	(358,280)	(210,804)		(171,878)
11	Purchase of intangible assets	(2,952)	(4,000)		(7,658)
5	Purchase of available for sale securities	(504,756)	(904,856)		(1,379,997)
5	Maturity of available for sale securities	849,776	1,195,031		449,992
	Acquisition of subsidiaries (net of cash acquired)	-	(443,712)	[3]	(10,292)

	Net cash used in investing activities	(16,212)	(368,341)		(1,119,833)

	Cash Flows from Financing Activities
26	Dividend paid	(267,962)	(216,085)		(188,892)
26, 27	Purchase of shares	(700,000)	(300,000)		(535,373)
	Net proceeds from issuance of shares	39,679	31,822		3,907,666	[4]
	Net proceeds from issuance of notes	-	740,445	[5]	-
	Repurchase of notes	-	(368,303)	[6]	-
26	Capital Repayment	-	-		(3,728,324)	[7]
15	Repayment of debt	(4,128)	(4,100)		(2,776)
18, 20	Tax benefit (deficit) from share-based payments	3,972	3,110		2,116

	Net cash used in financing activities	(928,439)	(113,111)		(545,583)

	Net cash flows	80,555	572,721		(961,938)
	Effect of changes in exchange rates on cash	8,238	(9,623)		(2,248)

	Net increase (decrease) in cash and cash equivalents	88,793	563,098		(964,186)
5	Cash and cash equivalents at beginning of the year	2,330,694	1,767,596		2,731,782

5	Cash and cash equivalents at end of the year	2,419,487	2,330,694		1,767,596

	Supplemental Disclosures of Cash Flow Information:
	Interest and other paid	(42,439)	(50,535)		(37,906)
	Income taxes paid	(124,325)	(2,278)		(109,504)

1	An amount of EUR 30.7 million (2013: EUR 48.2 million, 2012: EUR 222.9 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 12.
2	An amount of EUR 95.5 million (2013: EUR 115.9 million, 2012: EUR 204.8 million) of the additions in property, plant and equipment relates to non- cash transfers from inventory. Other movements include EUR 1.5 million increase (2013: EUR 12.5 million decrease, 2012: EUR 9.6 million decrease), mainly relating to investments not yet paid and inceptions of finance lease arrangements. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 12.
3	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.
4	Net proceeds from issuance of shares includes an amount of EUR 3,853.9 million related to the share issuances in connection to the CCIP. See Note 28 to the Financial Statements.
5	Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the issuance of our EUR 750 million 3.375 percent senior notes due 2023.
6	Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 2017 including the partial unwinding of the related interest rate swaps.
7	The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was part of the synthetic share buyback in November 2012.

ASML ANNUAL REPORT 2014	F-7

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

Our shares are listed for trading in the form of registered shares on NASDAQ and on Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam.

Basis of Preparation

The accompanying Consolidated Financial Statements are stated in thousands of EUR unless indicated otherwise.

The accompanying Consolidated Financial Statements have been prepared in conformity with US GAAP.

On May 30, 2013, we acquired 100 percent of the issued share capital of Cymer. Comparative financial information presented in our Consolidated Financial Statements includes Cymer from May 30, 2013 onwards, Cymer is not included in the comparative financial information before May 30, 2013.

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

Subsidiaries

Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than 50 percent of the voting rights. As from the date that these criteria are met, the financial data of the relevant subsidiaries are included in the consolidation.

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

Variable Interest Entities

We assess whether we have a controlling financial interest in any VIE and, thus, whether we are the VIE’s primary beneficiary. ASML shall be deemed to have a controlling financial interest in a VIE if both of the following characteristics are met: a) the power to direct the activities of a VIE that most significantly impact the VIE‘s economic performance and b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If ASML has a controlling financial interest in a VIE, it is required to consolidate the VIE.

Foreign Currency translation

The financial information for subsidiaries outside the euro-zone is generally measured using local currencies as the functional currency. The Financial Statements of those foreign subsidiaries are translated into euros in the preparation of ASML’s consolidated Financial Statements. Assets and liabilities are translated into euros at the exchange rate on the respective balance sheet dates. Income and costs are translated into euros based on the average exchange rate for the corresponding period. The resulting translation adjustments are recorded directly in shareholders’ equity.

ASML ANNUAL REPORT 2014	F-8

Derivative Financial Instruments

We principally use derivative financial instruments for the management of foreign currency risks and interest rate risks. We measure all derivative financial instruments based on fair values derived from market prices of the instruments. We adopt hedge accounting for hedges that are highly effective in offsetting the identified hedged risks taking into account required effectiveness criteria.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. We designate certain derivatives as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, that is attributable to a particular risk (fair value hedge); or
•	A hedge of the exposure to variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash flow hedge).

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

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the Consolidated Statements of Operations as interest and other, net.

Cash Flow Hedge

Changes in the fair value of a derivative that is designated and qualified as a cash flow hedge are recorded in OCI, net of taxes, until the underlying hedged transaction is recognized in the Consolidated Statements of Operations. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is released from OCI and included in the Consolidated Statements of Operations, unless extenuating circumstances exist that are related to the nature of the forecasted transaction and are outside our control or influence and which cause the forecasted transaction to be probable of occurring on a date that is beyond the specified time period.

Foreign currency hedging instruments that are being used to hedge cash flows related to forecasted sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the Consolidated Statements of Operations in net sales or cost of sales.

Interest rate swaps that are being used to hedge changes in the variability of future interest cash flows to certain of our operating lease obligations are designated as cash flow hedges. The changes in fair value of the derivatives are intended to offset changes in future interest cash flows of such operating lease obligations. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest cash flows is recognized in the Consolidated Statements of Operations as interest and other, net.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

ASML ANNUAL REPORT 2014	F-9

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

Inventories

Inventories are stated at the lower of cost (applying the first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow-moving, obsolete or unsellable inventory.

Allowances for inventory are determined based on the expected demand which is derived from sales forecasts as well as the expected market value of the inventory.

Intangible Assets

Goodwill

Goodwill represents the excess of the costs of an acquisition over the fair value of the amounts assigned to assets acquired and liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to RUs for the purpose of impairment testing. The allocation is made to those RUs that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is stated at cost less accumulated impairment losses.

Other Intangible Assets

Other intangible assets include brands, intellectual property, developed technology, customer relationships, in-process R&D and other intangible assets. Other intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses (for the amount exceeding goodwill). Amortization is calculated using the straight-line method based on the estimated useful lives of the assets. The following table presents the estimated useful lives of our finite-lived other intangible assets:

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

The following table presents the estimated useful lives of our property, plant and equipment:

Category	Estimated useful life

Buildings and constructions	5 - 45 years
Machinery and equipment	2 - 5 years
Leasehold improvements	5 - 10 years
Furniture, fixtures and other equipment	3 - 5 years

Land is not depreciated.

Certain costs associated with the use of software are capitalized. These costs are depreciated on a straight-line basis over the period of related benefit, which ranges primarily from three to five years.

ASML ANNUAL REPORT 2014	F-10

Evaluation of Long-lived Assets for Impairment

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a RU. This test is based on a two-step approach for each RU (being an operating segment or one level below an operating segment) in which goodwill has been recorded. To determine whether it is necessary to perform this two-step approach we may first assess qualitative factors. If we determine that it is more likely than not (a likelihood of more than 50 percent) that the fair value of a RU is less than its carrying amount (including goodwill), the two-step impairment test is performed. In the first step, the recoverability of goodwill is tested by comparing the carrying amount of the RU including goodwill with the fair value of the RU. If the carrying amount of the RU is higher than the fair value of the RU, the second step should be performed. Goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the RU in the same manner as goodwill is determined in a business combination. Any excess of the carrying amount over the implied fair value is recognized as an impairment loss.

Indefinite-lived other intangibles assets are tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the indefinite-lived other intangible assets may not be recoverable. To determine whether it is necessary to perform a quantitative test, we may first assess qualitative factors. If we determine that it is more likely than not (a likelihood of more than 50 percent) that the fair value of the asset is less than its carrying amount, the quantitative test is performed. We have an unconditional option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. The quantitative impairment test for indefinite-lived other intangible assets consists of a comparison of the fair value of these assets with their carrying amounts. Any excess of the carrying amount over the fair value is recognized as an impairment loss.

Finite-lived other intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. An impairment loss is recognized only if the carrying amount of finite-lived other intangible assets and property, plant and equipment is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the (un)discounted forecasted cash flows to result from the use and eventual disposition of such asset. An impairment loss is measured as the amount by which the carrying amount exceeds its fair value.

In determining the fair value of long-lived assets, we make estimates about future cash flows. These estimates are based on our strategic plan updated with the latest available projections of the semiconductor industry and our income and cost expectations, which are consistent with the plans and estimates that we use to manage our business. We also make estimates and assumptions concerning our WACC. It is possible that actual results may differ from our plans, estimates and assumptions. Future adverse changes in market conditions may also require impairment of certain long-lived assets, which could have a material adverse effect on our financial condition and results of operations.

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

Revenue Recognition

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller‘s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Prior to shipment, systems undergo a FAT in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all contractual specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer‘s premises.

ASML ANNUAL REPORT 2014	F-11

In connection with the introduction of new technology, such as NXE:3300B, we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer’s premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 2000 (TWINSCAN) and 2010 (EUV).

We have no significant repurchase commitments in our general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, we resell those systems to other customers. This repurchase decision is mainly driven by market demand expressed by other customers and less frequently by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2014 and 2013, ASML had no repurchase commitments.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in net sales at time of system shipment. The sales transaction that gives rise to these award credits is accounted for as a multiple element sales transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer or earned. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Net sales are recognized excluding the taxes levied on sales (net basis).

In the event of expected losses on executory contracts, we recognize a liability for the amount that the cost of settling the contract exceeds the amount of the contract price. When we satisfy these contracts, we utilize the related liability.

Multiple-Element Arrangements

The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and extended and enhanced (optic) warranty contracts. As of January 1, 2011, we adopted ASU 2009-13 “Sales Arrangements with Multiple Deliverables” which converted into ASC 605-25 “Revenue Recognition — Multiple-Element Arrangements”. The amended standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

Each element in the arrangement is accounted for as a separate unit of accounting provided the following criteria are met: i) the delivered products or services have value to the customer on a standalone basis; and ii) for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by us. We consider a deliverable to have stand-alone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, our sales arrangements do not include a general right of return relative to the delivered products. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

The hierarchy of evidence to determine a selling price in ASC 605-25 is as follows:

•	VSOE – The price at which we sell the element in a separate stand-alone transaction;
•	TPE – Evidence from us or other companies of the value of a largely interchangeable element in a transaction;
•	BESP – Our best estimate of the selling price of an element in the transaction.

ASML ANNUAL REPORT 2014	F-12

To determine the selling price in multiple element arrangements, we establish VSOE of the selling price for installation, training services and extended and enhanced (optic) warranty contracts. VSOE for installation is determined based on the prices that we charge for billable labor and materials consumed in comparable services (such as relocating a system to another customer site). VSOE for extended and enhanced (optic) warranty contracts is determined on the basis of equivalent products we sell on a standalone basis, such as full service contracts and billable lens swaps, and which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When we are unable to establish the selling price using VSOE or TPE, we use BESP. The objective of using estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and external factors including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies.

For our NXE:3300B systems, we are unable to determine VSOE for extended, enhanced (optic) warranty contracts and installation. We determined for NXE:3300B systems that BESP is the appropriate reference in the fair value hierarchy for extended and enhanced (optic) warranty contracts. We review selling prices periodically and maintain internal controls over the establishment and updates of these elements.

Lease Arrangements

A lease is classified as a sales-type lease if any of the following lease classification criteria is met at its inception:

1.	The lease transfers ownership of the property to the lessee by the end of the lease term;
2.	The lease contains a bargain purchase option;
3.	The lease term is equal to 75 percent or more of the estimated economic life of the leased property; or
4.	The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessee at lease inception over any related investment tax credit retained by the lessor and expected to be realized by the lessor.

Revenue is recognized at commencement of the lease term of a sales-type lease. The present value of the lease payments is recognized as a finance receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned interest in the Consolidated Statements of Operations.

A lease is classified as an operating lease if the lease classification criteria (as described above) are not met. If ASML has offered its customers an operating lease arrangement, the contract consideration is recognized in the Consolidated Statements of Operations on a straight-line basis over the period of the lease.

Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and service records. We calculate the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty.

The extended and enhanced (optic) warranty on our systems is accounted for as a separate element of multiple element revenue recognition transactions.

Customer Co-Investment Program

In connection with the CCIP, we entered into investment agreements, Shareholders Agreements, NRE Funding Agreements and a commercial agreement with Participating Customers.

The investment agreements, Shareholder Agreements, NRE Funding Agreements and commercial agreement are accounted for as a multiple-element arrangement with each of the Participating Customers. Based upon ASC 605-25 Multiple-Element Arrangements guidance, the following two separate elements are identified: (1) the share issuance (governed by the investment agreements and the Shareholder Agreements) and (2) the NRE funding and commercial discounts and credits (governed by the NRE Funding Agreements and the commercial agreement with Intel).

ASML ANNUAL REPORT 2014	F-13

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

A significant related party relationship exists between ASML and Intel as a result of the equity investment made by Intel as part of the CCIP. Based on the commercial discounts and credits (governed by the Commercial Agreement with Intel) and the significant related party relationship, all NRE funding from Intel will be deferred and recognized in the Consolidated Statement of Operations only when the commercial discounts and credits are earned.

In addition see also other income for further explanation on the accounting policies with respect to CCIP.

Accounting for Shipping and Handling Fees and Costs

ASML bills the customer for, and recognizes as net sales, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

Cost of Sales

Cost of system sales and field option sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs.

Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Other Income

The portion of the NRE funding from TSMC and Samsung not allocable to the shares issued to those Participating Customers under the CCIP is recognized in other income when the R&D costs relating to lithography projects are recognized over the NRE funding period (2013-2017).

R&D Costs and Credits

Costs relating to R&D are charged to operating expenses as incurred. ASML receives subsidies and other grants from several Dutch and international (inter-)governmental institutes (‘government grants’). These government grants that cover R&D costs relating to approved projects are recorded as R&D credits in the R&D costs in the Consolidated Statements of Operations.

Government grants are not recognized until there is reasonable assurance that ASML will comply with the conditions and that the grants will be received.

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

Share-based Payments

Compensation expenses in relation to share-based payments are recognized based upon the grant-date fair value of stock options and shares. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bond with high credit ratings and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of our shares listed at Euronext Amsterdam on the grant-date.

ASML ANNUAL REPORT 2014	F-14

The grant-date fair value of the equity-settled share-based payments is, based on the terms and conditions, expensed over the vesting period, based on our estimate of equity instruments that will eventually vest. At each balance sheet date, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the Consolidated Statements of Operations in the period in which the revision is determined, with a corresponding adjustment to shareholders’ equity.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance is recorded for the differences.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Operations in the period that includes the enactment date.

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

Contingencies and Litigation

In connection with proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

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

ASML ANNUAL REPORT 2014	F-15

The basic and diluted net income per ordinary share has been calculated as follows:

Year ended December 31 (in thousands, except per share data)	2014 EUR	2013 EUR	2012 EUR

Net income	1,196,640	1,015,490	1,146,316

Weighted average number of shares outstanding during the year	437,142	429,770	424,096

Basic net income per ordinary share	2.74	2.36	2.70

Weighted average number of shares outstanding:	437,142	429,770	424,096
Plus shares applicable to:
Options and conditional shares	2,551	3,676	2,890

Dilutive potential ordinary shares	2,551	3,676	2,890

Adjusted weighted average number of shares	439,693	433,446	426,986

Diluted net income per ordinary share[1]	2.72	2.34	2.68

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

Comprehensive Income

Comprehensive income consists of net income (loss) and OCI.

OCI refers to gains and losses that are not included in net income (loss), but recorded directly in shareholders’ equity. For the years ended December 31, 2014, 2013 and 2012 comprehensive income consists of net income, unrealized gains and losses on financial instruments, being available-for-sale securities and derivative financial instruments designated for hedge accounting, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes.

New US GAAP Accounting Pronouncements

For the below mentioned ASUs, issued in 2014, the impact on our Financial Statements needs to be assessed:

•

In March 2014, FASB issued ASU No. 2014-09 “Revenue From Contracts With Customers”. The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and IFRS that would:

•	Remove inconsistencies and weaknesses in previous revenue requirements;
•	Provide a more robust framework for addressing revenue issues;
•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;
•	Provide more useful information to users of financial statements through improved disclosure requirements; and
•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.

For public entities, the ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early application is not permitted. We are currently in the process of determining the impact of implementing this Standard on our Consolidated Financial Statements.

2. Business Combinations

On May 30, 2013, we concluded the acquisition of Cymer and obtained control through acquiring 100 percent of the issued share capital of Cymer, for a consideration of EUR 3.1 billion. There were no contingent consideration arrangements. The total consideration was allocated to other intangible assets of EUR 751.5 million, other net assets of EUR 287.6 million and goodwill of EUR 2,058.3 million.

ASML ANNUAL REPORT 2014	F-16

Prior to the acquisition, supply and R&D arrangements existed between Cymer and ASML. These pre-existing relationships were effectively settled as a result of the acquisition in 2013. We determined that the R&D arrangement as well as the supply arrangements (excluding EUV) were at current market terms and therefore no gain or loss was recognized. We determined that the EUV supply arrangements were favorable to ASML and therefore a gain of EUR 178.4 million was recognized in cost of sales within our 2013 Consolidated Statements of Operations. This gain was recognized separately from the business combination as it is not part of the assets acquired or liabilities assumed. The approach for quantifying the favorable component to ASML of the EUV supply arrangements is based on the assessment of the prices for such light sources if the EUV supply arrangements would have been renegotiated in May 2013.

The majority of the goodwill arising on the acquisition of Cymer is attributable to the fact that we believe that the acquisition will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer‘s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of EUV technology. Without the acquisition, we do not believe that Cymer would have had sufficient resources to complete the development of the EUV light source and as a result, the only way to make the EUV light source development successful without additional delay was through the acquisition of Cymer. We believe that the acquisition allows us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, thereby reducing risk and increasing development speed. Also, synergies are expected from the combination. None of the goodwill recognized is expected to be deductible for income tax purposes.

In the period between the date of acquisition and December 31, 2013 Cymer contributed EUR 178.7 million to net sales and a loss of EUR 138.5 million to net income (including a charge of EUR 85.5 million related to the purchase price allocation adjustments).

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

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument‘s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis

Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

Our available-for-sale financial instruments consist of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.

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

ASML ANNUAL REPORT 2014	F-17

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

Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Balance Sheets under derivative financial instruments (within other current assets and other non-current assets) and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. For the actual aggregate carrying amount and the fair value of our Eurobonds, see Note 15.

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2014 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets measured at fair value
Derivative financial instruments [1]	-	153,803	-	153,803
Money market funds [2]	426,742	-	-	426,742
Short-term investments [3]	334,864	-	-	334,864

Total	761,606	153,803	-	915,409

Liabilities measured at fair value
Derivative financial instruments [1]	-	67,755	-	67,755

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	1,139,628	-	-	1,139,628

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 4.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates.
4	Long-term debt relates to Eurobonds, further details see Note 15.

As of December 31, 2013 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets measured at fair value
Derivative financial instruments [1]	-	71,620	-	71,620
Money market funds [2]	535,000	-	-	535,000
Short-term investments [3]	304,884	375,000	-	679,884

Total	839,884	446,620	-	1,286,504

Liabilities measured at fair value
Derivative financial instruments [1]	-	11,652	-	11,652

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	1,028,238	-	-	1,028,238

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 4.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt relates to Eurobonds, further details see Note 15.

There were no transfers between levels during the years ended December 31, 2014 and December 31, 2013.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In 2014, we had no significant fair value measurements on a nonrecurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during 2014. See Notes 10 and 11 for more information.

ASML ANNUAL REPORT 2014	F-18

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

Foreign Currency Risk Management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other costs are mainly denominated in euros, to a certain extent in U.S. dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts. In line with our overall risk management program we do not hedge currency translation exposures resulting from net equity investments in foreign subsidiaries.

As of December 31, 2014, accumulated OCI includes EUR 16.3 million (2013: EUR 10.7 million) (net of taxes: EUR 14.5 million; 2013: EUR 9.5 million loss) representing the total anticipated gain to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted purchase transactions. All amounts are expected to be released over the next 12 months. As of December 31, 2014, no amount (2013: no amount) was included in accumulated OCI representing the total anticipated gain to be released to sales, which will be offset by the EUR equivalent of foreign currency denominated forecasted sales transactions. The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2013 and 2014, no ineffective hedge relationships were recognized.

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

As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobonds due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2014, these hedges were highly effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobonds were included at the same time in the Consolidated Statements of Operations as the changes in the fair value of the interest rate swaps.

Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2014, these hedges were highly effective in hedging the cash flow exposure to interest rate movements.

Financial Instruments

We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

	2014		2013
As of December 31 (in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts	1,219,894	(52,319)	986,986	8,583
Interest rate swaps	1,013,053	138,367	1,013,053	51,385

ASML ANNUAL REPORT 2014	F-19

The following table summarizes our derivative financial instruments per category:

	2014		2013
As of December 31 (in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps — cash flow hedges	-	3,586	-	3,598
Interest rate swaps — fair value hedges	141,953	-	54,983	-
Forward foreign exchange contracts — cash flow hedges	8,777	36	3	6,039
Forward foreign exchange contracts — other hedges (no hedge accounting)	3,073	64,133	16,634	2,015

Total	153,803	67,755	71,620	11,652

Less non-current portion:
Interest rate swaps — cash flow hedges	-	2,808	-	2,608
Interest rate swaps — fair value hedges	115,546	-	30,777	-

Total non-current portion	115,546	2,808	30,777	2,608

Total current portion	38,257	64,947	40,843	9,044

The fair value part of a hedging derivative financial instruments that has a remaining term of 12 months or less after balance sheet date is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after balance sheet date, it is classified as non-current asset or liability. The current portion of derivative financial instruments is included in, respectively, other current assets and current accrued and other liabilities in the Consolidated Balance Sheets. The non-current portion of derivative financial instruments is included in, respectively, other non-current assets and non-current accrued and other liabilities in the Consolidated Balance Sheets.

For further information regarding our derivative financial instruments, see Note 3.

Foreign Exchange Contracts

The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies U.S. dollar, Japanese yen and Taiwanese dollar at December 31, 2014 are USD 958.0 million, JPY 44.8 billion and TWD 6.2 billion (2013: USD 1,144.0 million, JPY 2.2 billion and TWD 2.7 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in OCI on forward foreign exchange contracts as of December 31, 2014 will be recognized in the Consolidated Statements of Operations in the period during which the hedged forecasted transactions affect the Consolidated Statements of Operations.

In 2014, we recognized a net amount of EUR 6.7 million loss (2013: EUR 2.3 million gain; 2012: EUR 8.7 million gain) in the Consolidated Statements of Operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of EUR 119.3 million loss in the Consolidated Statements of Operations resulting from derivative financial instruments measured at fair value through profit or loss (2013: EUR 62.5 million gain; 2012: EUR 3.0 million gain).

Interest Rate Swaps

The notional principal amount of the outstanding interest rate swap contracts as of December 31, 2014 was EUR 1,013.1 million (2013: EUR 1,013.1 million).

Credit Risk Management

Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.

Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and with the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, we only enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty.

ASML ANNUAL REPORT 2014	F-20

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

5. Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents at December 31, 2014 include deposits with financial institutions that have good credit ratings and with the Dutch government of EUR 1,200.0 million (2013: EUR 853.5 million), investments in AAAm-rated money market funds that invest in debt securities of financial institutions that have good credit ratings and governments of EUR 426.7 million (2013: EUR 535.0 million) and interest-bearing bank accounts of EUR 792.8 million (2013: EUR 942.2 million). Our cash and cash equivalents are predominantly denominated in euros and partly in U.S. dollars.

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. Except for an amount of EUR 5.1 million, no restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.

Short-term investments (classified as available for sale securities) consist of the following:

As of December 31, 2014 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	334,864	-	-	334,864
Deposits	-	-	-	-

Total	334,864	-	-	334,864

As of December 31, 2013 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	304,884	-	-	304,884
Deposits	375,000	-	-	375,000

Total	679,884	-	-	679,884

6. Accounts Receivable

Accounts receivable consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Accounts receivable, gross	1,054,574	880,169
Allowance for doubtful receivables	(2,070)	(1,848)

Accounts receivable, net	1,052,504	878,321

The increase in accounts receivable as of December 31, 2014 compared to December 31, 2013 was mainly caused by a change in products towards more high-end system types.

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

ASML ANNUAL REPORT 2014	F-21

Movements of the allowance for doubtful receivables are as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Balance at beginning of year	(1,848)	(2,071)
Addition for the year[1]	(133)	(1,062)
Effect of changes in exchange rates	(98)	128
Utilization of the provision	9	1,157

Balance at end of year	(2,070)	(1,848)

1	The addition for the year is recorded in the cost of sales.

7. Finance Receivables

Finance receivables consist of receivables in relation to sales-type leases. The following table lists the components of the finance receivables as of December 31, 2014 and 2013:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Finance receivables, gross	256,703	302,977
Unearned interest	(5,355)	(6,488)

Finance receivables, net	251,348	296,489
Current portion of finance receivables, gross	198,803	254,227
Current portion of unearned interest	(2,716)	(3,755)

Non-current portion of finance receivables, net	55,261	46,017

The decrease in finance receivables as of December 31, 2014 compared to December 31, 2013 was caused by a change in products, lower number of high-end system types included at the end of 2014 compared to 2013. At December 31, 2014, finance receivables due for payment in each of the next five years and thereafter are as follows:

(in thousands)	EUR

2015	198,803
2016	6,150
2017	36,450
2018	15,300
2019	-
Thereafter	-

Finance receivables, gross	256,703

We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In 2014, 2013 and 2012 we did not record any expected credit losses from finance receivables. As of December 31, 2014, the finance receivables were neither past due nor impaired.

8. Inventories

Inventories consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Raw materials	456,685	438,853
Work-in-process	1,477,041	1,549,119
Finished products	927,493	666,648

Inventories, gross	2,861,219	2,654,620
Allowance for obsolescence and/or lower market value	(311,382)	(261,598)

Inventories, net	2,549,837	2,393,022

The increase in finished products in 2014 compared to 2013 is mainly caused by a change in products towards more high-end system types (NXT:1965Ci and NXT:1970Ci) and the build up of spare parts to service our NXE:3100 and NXE:3300B systems.

ASML ANNUAL REPORT 2014	F-22

A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Balance at beginning of year	(261,598)	(267,366)
Addition for the year	(162,821)	(164,852)
Effect of changes in exchange rates	(8,848)	2,532
Utilization of the provision	121,885	168,088

Balance at end of year	(311,382)	(261,598)

In 2014, the addition for the year is recorded in cost of sales EUR 146.3 million and in R&D costs EUR 16.5 million (2013: cost of sales EUR 155.4 million and R&D costs EUR 9.5 million, 2012: cost of sales EUR 125.2 million and R&D costs EUR 5.7 million). The 2014 addition for the year mainly related to inventory items which ceased to be used due to technological developments and design changes which resulted in obsolescence of certain parts.

Utilization of the provision mainly relates to the sale and scrapping of obsolete inventories. In 2014, 2013 and 2012, ASML made insignificant profit on the sale of inventories that had been previously written down.

9. Other Assets

Other current assets consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Advance payments to Zeiss	69,307	99,415
Prepaid expenses	161,482	100,077
Operations to be invoiced	40,912	8,114
Derivative financial instruments	38,257	40,843
VAT	41,121	67,381

Other assets	39,012	20,591

Other current assets	390,091	336,421

Zeiss is our sole supplier of main optical systems (lenses, mirrors, collectors and other critical optical components) and, from time to time, receives non-interest bearing advance payments from us that support Zeiss’ work-in-process, thereby securing lens and optical module deliveries to us. Amounts owed under these advance payments are settled through future lens or EUV optical module deliveries which explains the decrease in 2014 compared to 2013.

Prepaid expenses mainly include prepaid income taxes on intercompany profit, not realized by the ASML group of EUR 58.2 million as of December 31, 2014 (2013: EUR 45.4 million). The increase in 2014 mainly relates to prepayments in relation to our joint development projects with one of our research partners.

Derivative financial instruments consist of forward foreign exchange contracts and the current part of the aggregate fair value of interest rate swaps, see Note 4.

ASML ANNUAL REPORT 2014	F-23

Other non-current assets consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Advance payments to Zeiss	285,659	224,123
Derivative financial instruments	115,546	30,777
Compensation plan assets[1]	26,172	20,174
Prepaid expenses	6,525	10,950
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	5,473	7,090

Other non-current assets	444,820	298,559

1	For further details on compensation plan assets see Note 18.
2	For further details on the loan granted to lessor in respect of Veldhoven headquarters see Note 12.

The increase in the advance payments to Zeiss in 2014 compared to 2013 is mainly driven by a prepayment under an EUV agreement.

Derivative financial instruments consist of the non-current part of the fair value of interest rate swaps, which increased in value as a result of the decrease in EURIBOR, see Note 4.

10. Goodwill

Changes in goodwill are summarized as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Cost
Balance at beginning of year	2,088,589	149,168
Acquisition through business combinations	-	2,058,285
Effect of changes in exchange rates	268,947	(118,864)

Balance at end of year	2,357,536	2,088,589

Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.

Goodwill mainly relates to the acquisition of Cymer. Within ASML we have identified two RUs, which are RU ASML and RU CLS.

As of December 31, 2014 the goodwill allocated to RU ASML amounts to EUR 1,908.3 million (2013: EUR 1,690.7 million) and for RU CLS this amounts to EUR 449.2 million (2013: EUR 397.9 million).

For 2014 and 2013, the fair value calculations of the RUs were performed by discounting the future cash flows generated from the continuing use of the RUs. Cash flows beyond the forecasted period of five years have been extrapolated using a 0 percent growth rate.

The pre-tax WACC used to determine the expected discounted future cash flows is 10.5 percent for RU ASML and 11.8 percent for RU CLS.

Based on the recoverability testing during the annual goodwill impairment test, we believe that the fair values of the RUs substantially exceed their carrying amounts, and therefore goodwill was not impaired as of December 31, 2014.

ASML ANNUAL REPORT 2014	F-24

11. Other Intangible Assets

Other intangible assets consist of both finite-lived other intangible assets and indefinite-lived other intangible assets. Brands, developed technology, customer relationships, in-process R&D and other were obtained from the acquisitions of Cymer (2013) and Brion (2007).

Finite-lived other intangible assets consist of the following:

(in thousands)	Brands EUR	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	Other EUR	Total EUR
Cost
Balance, January 1, 2013	-	54,908	49,031	8,733	2,231	114,903
Acquisitions through business combinations	13,280	-	427,797	162,980	-	604,057
Additions	-	4,000	-	-	-	4,000
Effect of changes in exchange rates	(726)	-	(23,380)	(8,907)	-	(33,013)

Balance, December 31, 2013	12,554	58,908	453,448	162,806	2,231	689,947
Additions	-	2,952	-	-	-	2,952
Effect of changes in exchange rates	1,621	-	52,228	19,897	-	73,746

Balance, December 31, 2014	14,175	61,860	505,676	182,703	2,231	766,645

Accumulated amortization
Balance, January 1, 2013	-	48,028	48,351	6,369	2,212	104,960
Amortization	382	2,135	18,694	6,332	19	27,562
Effect of changes in exchange rates	(13)	-	(596)	(174)	-	(783)

Balance, December 31, 2013	369	50,163	66,449	12,527	2,231	131,739
Amortization	649	2,649	30,593	9,990	-	43,881
Effect of changes in exchange rates	107	-	5,039	1,466	-	6,612

Balance, December 31, 2014	1,125	52,812	102,081	23,983	2,231	182,232

Carrying amount
December 31, 2013	12,185	8,745	386,999	150,279	-	558,208
December 31, 2014	13,050	9,048	403,595	158,720	-	584,413

Intellectual property relates to licenses and patents purchased from third parties. During 2014, we acquired intellectual property from third parties for an amount of EUR 3.0 million (2013: EUR 4.0 million).

During 2014, we recorded amortization charges of EUR 43.9 million (2013: EUR 27.6 million; 2012: EUR 6.1 million) which were recorded in cost of sales for EUR 41.9 million (2013: EUR 27.0 million; 2012: EUR 6.0 million) and in R&D costs for EUR 2.0 million (2013: EUR 0.6 million and 2012: EUR 0.1 million).

Indefinite-lived other intangible assets consist of the following:

(in thousands)	In-process R&D EUR
Cost
Balance, January 1, 2013	-
Acquisitions through business combinations	147,485

Additions	-
Effect of changes in exchange rates	(8,059)
Balance, December 31, 2013	139,426
Additions	-
Carrying amount, December 31, 2014	139,426

As of December 31, 2014, the indefinite-lived other intangible assets amount to EUR 139.4 million (2013: EUR 139.4 million) and are allocated to RU ASML.

ASML ANNUAL REPORT 2014	F-25

During 2014, 2013 and 2012, we did not record any impairment charges for other intangible assets.

As at December 31, 2014, the estimated amortization expenses for other intangible assets, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2015	46,918
2016	58,355
2017	57,558
2018	56,220
2019	55,706
Thereafter	449,082

Amortization expenses	723,839

12. Property, Plant and Equipment

Property, plant and equipment consist of the following:

(in thousands)	Land, buildings and constructions EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR

Cost
Balance, January 1, 2013	847,033	690,759	214,852	336,775	2,089,419
Acquisitions through business combinations	71,040	48,965	1,057	3,246	124,308
Additions	123,646	171,895	11,543	32,168	339,252
Disposals	(14)	(90,244)	(336)	(1,925)	(92,519)
Effect of changes in exchange rates	(6,605)	(17,490)	(1,464)	(1,783)	(27,342)

Balance, December 31, 2013	1,035,100	803,885	225,652	368,481	2,433,118
Additions	222,670	191,705	6,137	31,750	452,262
Disposals	(1,557)	(222,836)	(1,208)	(100,485)	(326,086)
Effect of changes in exchange rates	13,275	26,955	1,229	3,344	44,803

Balance, December 31, 2014	1,269,488	799,709	231,810	303,090	2,604,097

Accumulated depreciation and impairment
Balance, January 1, 2013	187,272	417,982	158,778	295,464	1,059,496
Depreciation	47,791	114,677	12,415	22,170	197,053
Impairment charges	3,619	7,997	1,352	89	13,057
Disposals	(5)	(42,625)	(266)	(1,282)	(44,178)
Effect of changes in exchange rates	(1,116)	(8,068)	(422)	(544)	(10,150)

Balance, December 31, 2013	237,561	489,963	171,857	315,897	1,215,278
Depreciation	52,242	112,090	20,936	24,236	209,504
Impairment charges	7,403	2,983	-	142	10,528
Disposals	(90)	(190,154)	(1,204)	(100,450)	(291,898)
Effect of changes in exchange rates	(1,017)	11,950	654	1,575	13,162

Balance, December 31, 2014	296,099	426,832	192,243	241,400	1,156,574

Carrying amount
December 31, 2013	797,539	313,922	53,795	52,584	1,217,840
December 31, 2014	973,389	372,877	39,567	61,690	1,447,523

As of December 31, 2014, the carrying amount includes assets under construction for land, buildings and constructions of EUR 201.1 million (2013: EUR 49.3 million), machinery and equipment of EUR 30.2 million (2013: EUR 35.9 million), leasehold improvements of EUR 2.8 million (2013: EUR 1.0 million) and furniture, fixtures and other equipment of EUR 11.2 million (2013: EUR 13.9 million). As of December 31, 2014, the carrying amount of land amounts to EUR 82.9 million (2013: EUR 79.2 million).

The majority of the additions in 2014 in property, plant and equipment relate to the further expansion of EUV production facilities for our newest technology.

ASML ANNUAL REPORT 2014	F-26

The majority of additions in 2014 in machinery and equipment mainly relates to operating leases to customers, prototypes, evaluation and training systems which are similar to those that ASML sells in its ordinary course of business. These systems are capitalized under property, plant and equipment because they are held for own use, for operating lease and for evaluation purposes. These are recorded at cost and depreciated over their expected useful life taking into consideration their residual value. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows. An amount of EUR 95.5 million (2013: EUR 115.9 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 1.5 million (2013: EUR 12.5 million decrease) relates to other non-cash movements (mainly capital expenditures not yet paid as at December 31, 2014). An amount of EUR 30.7 million (2013: EUR 48.2 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

As of December 31, 2014, the carrying amount of machinery and equipment includes an amount of EUR 68.6 million with respect to evaluation and operating lease systems (2013: EUR 36.7 million).

The majority of the disposals during 2014 relate to fully depreciated long-lived assets, in general tooling and other fixtures, which have been retired from active use.

During 2014, we recorded depreciation charges of EUR 209.5 million (2013: EUR 197.1 million; 2012: EUR 179.3 million) of which we recorded EUR 153.9 million (2013: EUR 144.1 million; 2012: EUR 147.7 million) in cost of sales, EUR 36.3 million (2013 EUR 35.0 million; 2012: EUR 15.3 million) in R&D costs and EUR 19.3 million (2013: EUR 18.0 million; 2012: EUR 16.3 million) in SG&A costs.

Variable Interest Entity

The carrying amount of land, buildings and constructions includes an amount of EUR 29.5 million (2013: EUR 30.9 million) relating to our headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a “VIE”.

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

ASML ANNUAL REPORT 2014	F-27

13. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Deferred revenue	1,268,633	939,358
Costs to be paid	411,725	440,010
Down payments from customers	647,317	821,959
Personnel related items	301,075	247,246
Derivative financial instruments	67,755	11,652
Standard warranty reserve	41,508	27,475
Other	21,441	12,324

Accrued and other liabilities	2,759,454	2,500,024
Less: non-current portion of accrued and other liabilities[1]	411,655	283,142

Current portion of accrued and other liabilities	2,347,799	2,216,882

1	The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferrals with respect to services.

The increase in accrued and other liabilities mainly relates to the increases in deferred revenue, derivative financial instruments and personnel related items, which are partly offset by a decrease in down payments from our customers and costs to be paid.

Deferred revenue as of December 31, 2014 mainly consists of credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 925.2 million (2013: EUR 660.1 million) and extended and enhanced (optic) warranty contracts amounting to EUR 313.8 million (2013: EUR 261.2 million). Both include deferrals with respect to our third-generation EUV systems, NXE:3300B. The total deferred revenue of the third-generation EUV systems, NXE:3300B, is EUR 102.5 million (2013: EUR 87.6 million).

We receive down payments from our customers prior to shipment of systems included in our current product portfolio or systems currently under development. The decrease in down payments from our customers is mainly due to the shipment of NXE:3300B systems.

Costs to be paid as of December 31, 2014 include an amount of EUR 124.0 million (2013: EUR 171.2 million) relating to the expected losses to upgrade the first 11 NXE:3300B sources in the field, which was assumed by ASML as a result of the acquisition of Cymer. In addition, costs to be paid include accrued costs for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.

Personnel related items mainly consist of accrued management bonuses, accrued profit sharing, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

Derivative financial instruments consist of the fair value of foreign currency contracts and the aggregate fair value of interest rate swaps which includes accrued interest, see Note 4.

Changes in standard warranty reserve for the years 2014 and 2013 are as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR

Balance at beginning of year	27,475	21,626
Acquisitions through business combinations	-	2,978
Additions for the year	42,420	37,124
Utilization of the reserve	(22,749)	(19,924)
Release of the reserve	(5,468)	(13,076)
Effect of exchange rates	(170)	(1,253)

Balance at end of year	41,508	27,475

The increase of the total standard warranty reserve is mainly related to accrued warranties for NXE:3300B systems. This increase is included in cost of sales.

ASML ANNUAL REPORT 2014	F-28

14. Provisions

The movement in the provision for lease contract termination costs is as follows:

(in thousands)	2014 EUR	2013 EUR

Balance, January 1	6,847	10,254
Utilization of the provision	(2,517)	(2,790)
Release of the provision	-	(1,011)
Unwinding of discount	918	391
Effect of exchange rates	744	3

Provision for lease contract termination costs	5,992	6,847
Less: current portion of provision for lease contract termination costs	2,354	2,227

Non-current portion of provision for lease contract termination costs	3,638	4,620

The provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be fully utilized by 2017.

15. Long-term Debt

Long-term debt consists of the following:

As of December 31 (in thousands)	2014 EUR	2013 EUR

EUR 600 million 5.75 percent senior notes due 2017, carrying amount	264,085	270,339
EUR 750 million 3.375 percent senior notes due 2023, carrying amount	841,514	751,591
Loan headquarter building[1]	29,507	30,936
Other	19,031	21,704

Long-term debt	1,154,137	1,074,570
Less: current portion of long-term debt	4,261	4,385

Non-current portion of long-term debt	1,149,876	1,070,185

1	This loan relates to our VIE, see Note 12.

Our obligations to make principal repayments under our Eurobonds and other borrowing arrangements excluding interest expense as of December 31, 2014, for the next five years and thereafter, are as follows:

(in thousands)	EUR

2015	4,261
2016	4,606
2017	242,361
2018	27,997
2019	1,762
Thereafter	755,705

Long-term debt	1,036,692
Less: current portion of long-term debt	4,261

Non-current portion of long-term debt	1,032,431

Eurobonds

The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Amortized cost amount	978,242	981,291
Fair value interest rate swaps[1]	127,357	40,639

Carrying amount	1,105,599	1,021,930

1	The fair value of the interest rate swaps excludes accrued interest.

ASML ANNUAL REPORT 2014	F-29

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

The Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Balance Sheets under derivative financial instruments (within other current assets and other non-current assets) and the carrying amount of the Eurobonds is adjusted for these fair value changes only. Following the repurchase of part of our EUR 600 million 5.75 percent senior notes due 2017, the corresponding part of the interest rate swaps was simultaneously terminated in 2013.

The following table summarizes the estimated fair value of our Eurobonds:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Principal amount	988,153	988,153
Carrying amount	1,105,599	1,021,930
Fair value[1]	1,139,628	1,028,238

1	Source: Bloomberg Finance LP

The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2014. Due to changes in market interest rates and credit spreads since the issue of our Eurobonds which carry a fixed coupon interest rate, the fair value deviates from the principal amount.

16. Lines of Credit

Our available credit facilities amount to EUR 700.0 million as of December 31, 2014 and EUR 700.0 million as of December 31, 2013. No amounts were outstanding under these credit facilities at the end of 2014 and 2013.

The amounts available at December 31, 2014 and 2013 consist of one EUR 700 million committed revolving credit facility from a group of banks that will mature in 2018. The credit facility contains a restrictive covenant that requires us to maintain a minimum long-term committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. Long-term committed capital includes, among other things, shareholders’ equity and debt maturing at least one year after the maturity date of the credit facility, while net total assets mainly comprises total assets minus cash, cash equivalents and certain short-term investments. Furthermore, adjustments are made for e.g. intangibles and operating leases. As of December 31, 2014 this ratio was 82.8 percent (2013: 89.6 percent). Therefore, we were in compliance with the covenant at the end of 2014 and 2013. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position.

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

ASML ANNUAL REPORT 2014	F-30

Our contractual obligations as of December 31, 2014 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	1,311,503	44,958	45,302	283,058	54,155	27,075	856,955
Operating Lease Obligations	89,209	29,280	22,590	11,534	8,256	6,961	10,588
Purchase Obligations	1,588,977	1,464,451	113,606	10,186	158	556	20
Unrecognized Tax Benefits, including interest expense	83,738	-	12,813	14,092	2,858	2,367	51,608

Total Contractual Obligations	3,073,427	1,538,689	194,311	318,870	65,427	36,959	919,171

1	See Note 15 to our Financial Statements for the amounts excluding interest expense.

Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 15 to our Financial Statements.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 43.9 million, EUR 42.0 million and EUR 41.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2014 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	13,983	-	13,983	-	-	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2014 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the industry in which we operate. We establish a provision for cancellation costs when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

We have a non-committed guarantee facility of EUR 25.0 million under which guarantees in the ordinary course of business can be provided to third parties.

18. Employee Benefits

Our bonus expenses for the BoM, former BoM and senior management were as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR	2012 EUR

Bonus expenses	48,957	32,698	16,474

Bonus expenses include an amount of EUR 3.5 million (2013: EUR 2.1 million; 2012: EUR 1.8 million) in relation to the STI cash bonus for our BoM and former BoM. The increase in bonus expenses in 2014 compared to 2013 is mainly attributable to the full year inclusion of Cymer.

ASML ANNUAL REPORT 2014	F-31

We have a performance related bonus plan for our senior management, who are not members of the BoM. Under this plan, the bonus amounts depend on actual performance against corporate and personal targets. Within ASML, the bonus for members of senior management can range between 0.0 percent and 75.0 percent of their annual salaries. Within Cymer, bonuses can range between 0.0 percent and 200.0 percent of their annual salary. The performance targets are set for a whole year. The bonuses over 2014 are accrued for in the Consolidated Balance Sheets as of December 31, 2014 and are expected to be paid in the first quarter of 2015.

Our bonus expenses under these plans were as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR	2012 EUR

Bonus expenses	45,462	30,631	14,588

Profit-sharing Plan

We have a profit-sharing plan covering all European and US non-sales employees who are not members of the BoM or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to total net sales ranging from 0.0 to 20.0 percent of their annual salary. The profit sharing for the years 2014, 2013 and 2012 was 16.0 percent or EUR 71.3 million, 14.0 percent or EUR 55.9 million and 18.0 percent or EUR 64.5 million, respectively. Our profit is also one of the criteria for the individual variable pay programs for employees in Asia and employees eligible to the sales reward plan, which amount to EUR 28.0 million for 2014 (including EUR 2.1 million for the sales reward plan), EUR 25.8 million (including EUR 2.3 million for the sales reward plan) for 2013 and EUR 24.4 million (including EUR 2.6 million for the sales reward plan) for 2012.

Share-based Compensation

In the past we have adopted various share and option plans for our employees. Starting January 1, 2014 the Employee Umbrella Share Plan has become effective, covering all grants made as of that date for our employees. The AGM approves each year the maximum number of shares that can be used by ASML to execute share-based incentives. Within this limit, the Supervisory Board determines the maximum number of shares that is granted to the BoM in line with the 2014 Remuneration Policy and the BoM determines the total maximum of shares that can be granted in that year for eligible employees in line with existing policies. Our current share-based compensation plans do not provide cash settlement of options and shares.

The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the BoM) was EUR 63.4 million in 2014, EUR 52.4 million in 2013 and EUR 18.7 million in 2012. The tax benefit recognized related to the recognized share-based compensation costs amounted to EUR 14.9 million in 2014, EUR 10.7 million in 2013 and EUR 0.9 million in 2012.

Total compensation costs to be recognized in future periods amount to EUR 69.8 million as of December 31, 2014 (2013: EUR 78.9 million; 2012: EUR 30.4 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.6 years (2013: 1.6 years; 2012: 2.0 years).

Employee Umbrella Share Plan

The Employee Umbrella Share Plan, effective as of January 1, 2014 covers all employees. Within this plan, we distinguish between performance and incentive shares. Within the incentive category, employees can choose, at inception, to convert the shares into options. All grants under the Employee Umbrella Share Plan typically have a three year vesting period.

Share plans

Our current share plans typically include a three year service period and some plans have vesting conditions which are based on performance. The fair value of shares is determined on the closing trading price of our shares listed at Euronext Amsterdam on the grant date.

ASML ANNUAL REPORT 2014	F-32

Details with respect to shares granted during the year are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2014	2013	2012	2014	2013	2012

Total fair value at vesting date of shares vested during the year (in thousands)	56,214	38,280	16,179	76,605	51,798	5,392
Weighted average fair value of shares granted	65.71	55.83	36.15	84.62	83.58	47.71

A summary of the status of conditionally outstanding shares as of December 31, 2014, and changes during the year ended December 31, 2014, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date (EUR)	Number of shares	Weighted average fair value at grant date (USD)

Conditional shares outstanding at January 1, 2014	1,544,332	40.21	1,380,320	79.55
Granted	409,626	65.71	475,146	84.62
Vested	(847,131)	34.78	(872,231)	79.56
Forfeited	(13,649)	40.83	(62,020)	79.57

Conditional shares outstanding at December 31, 2014	1,093,178	53.96	921,215	82.16

Option Plans

Our current option plans typically vest over a three year service period with any unexercised stock options expiring ten years after the grant date. Options granted have fixed exercise prices equal to the closing price of our shares listed at Euronext Amsterdam on grant date. The fair value of stock options is determined using a Black-Scholes option valuation model.

The Black-Scholes option valuation of our stock options is based on the following assumptions:

Year ended December 31	2014	2013	2012

Weighted average share price (in EUR)	65.0	60.6	39.2
Volatility (in percentage)	23.5	27.0	25.6
Expected life (in years)	5.6	5.6	5.0
Risk free interest rate	0.5	0.8	2.1
Expected dividend yield (in EUR)	2.25	2.00	1.45
Forfeiture rate[1]	-	-	-

1	For the years ending December 31, 2014, 2013 and 2012, forfeitures are estimated to be nil.

When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.

Details with respect to stock options are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2014	2013	2012	2014	2013	2012

Weighted average fair value of stock options granted	13.94	14.22	8.97	18.57	21.74	11.87
Weighted average share price at the exercise date of stock options	71.69	59.53	40.45	93.19	77.25	50.88
Aggregate intrinsic value of stock options exercised (in thousands)	12,098	15,924	71,331	9,497	11,086	12,684
Aggregate remaining contractual term of currently exercisable options (years)	2.94	3.09	3.59	3.79	3.12	3.17
Aggregate intrinsic value of exercisable stock options (in thousands)	39,020	37,441	34,438	17,942	22,781	21,882
Aggregate intrinsic value of outstanding stock options (in thousands)	40,428	38,718	35,671	19,171	25,369	22,433

ASML ANNUAL REPORT 2014	F-33

The number and weighted average exercise prices of stock options as of December 31, 2014, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options	Weighted average exercise price per ordinary share (USD)

Outstanding, January 1, 2014	782,302	18.55	406,635	31.31
Granted	32,672	65.68	20,654	87.98
Exercised	(212,530)	14.77	(129,530)	19.87
Forfeited	(1,350)	21.48	(12,587)	31.51
Expired	(1,338)	14.70	-	-

Outstanding, December 31, 2014	599,756	22.09	285,172	40.60
Exercisable, December 31, 2014	559,556	19.77	246,285	34.98

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2014	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2014	Weighted average remaining contractual life of outstanding options (years)

0 - 10	-	-	0 - 10	14,543	1.07
10 - 15	220,179	2.28	10 - 15	48,397	0.18
15 - 20	160,772	2.15	15 - 20	3,911	3.80
20 - 25	126,712	2.94	20 - 25	66,462	2.97
25 - 40	16,736	6.77	25 - 40	58,168	3.87
40 - 50	23,959	7.80	40 - 50	1,082	6.59
50 - 60	13,593	8.88	50 - 60	8,382	7.73
60 - 70	27,239	8.93	60 - 70	1,281	8.07
70 - 80	10,566	9.81	70 - 80	43,860	8.14
80 - 90	-	-	80 - 90	15,005	9.22
90 - 100	-	-	90 - 100	24,081	9.11

Total	599,756	3.31	Total	285,172	4.41

Employee Purchase Plan

Every quarter, we offer our worldwide payroll employees the opportunity to buy our shares or our stock options against fair value using their net salary. The BoM is excluded from participation in this plan. The fair value for shares is based on the closing price of our shares listed at Euronext Amsterdam on grant date. Within the employee purchase plan employees can choose to convert the shares into options. The fair value of the stock options is determined using a Black-Scholes option valuation model. The assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of their annual gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, we will pay out a 20.0 percent cash bonus on the initial participation amount.

Deferred Compensation Plans

In July 2002, we adopted a non-qualified deferred compensation plan for our US employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows us to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2014, 2013 and 2012. Cymer has a similar non-qualified deferred compensation plan for a selected group of management level employees in the US in which the employee may elect to defer receipt of current compensation in order to provide retirement and other benefits on behalf of such employee backed by Cymer owned life insurance policies.

As of December 31, 2014, and 2013, our liability under deferred compensation plans was EUR 29.4 million and EUR 23.5 million, respectively.

ASML ANNUAL REPORT 2014	F-34

Pension Plans

We maintain various pension plans covering substantially all of our employees. Eligible employees in the Netherlands, 5,802 FTEs, participate in a multi-employer union plan (PME) determined in accordance with the collective bargaining agreements effective for the industry in which we operate. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,259 companies and approximately 144,000 contributing members. Our contribution to the multi-employer union plan was 5.7 percent of the total contribution to the plan as per the Annual Report for the year ended December 31, 2013. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. As of January 1, 2015 new pension legislation has been enacted. This legislation results in amongst others, an increase of legally required coverage levels. The coverage percentage is calculated by dividing the funds capital by the total sum of pension liabilities and is based on actual market interest rates. The coverage ratio as per December 31, 2014 of 102.0 percent (December 31, 2013: 103.4 percent) is calculated giving consideration to the new pension legislation and is below the legally required level. We have however no obligation whatsoever to pay off any deficits the pension fund may incur, nor have we any claim to any potential surpluses.

Every company participating in the multi-employer union plan (PME) contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. Although the premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan, for the 5-year period 2015-2019 the contribution percentage has been fixed at 23.6 percent (2014: 24.1 percent). The pension rights of each employee are based upon the employee’s average salary during employment.

Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required employer contribution for that period.

We also participate in several defined contribution pension plans, with our expenses for these plans equaling the employer contributions made in the relevant period.

Our pension and retirement expenses for all employees for the years ended December 31, 2014, 2013 and 2012 were:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR	2012 EUR

Pension plan based on multi-employer union plan	46,542	40,476	34,525
Pension plans based on defined contribution	24,774	19,799	15,773

Pension and retirement expenses	71,316	60,275	50,298

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

We accrue for legal costs related to litigation and legal proceedings in our Consolidated Statements of Operations at the time when the related legal services are actually provided to ASML. In 2014, EUR 12.9 million estimated losses were recorded as a charge to our Consolidated Statements of Operations (2013: EUR 3.2 million and 2012: no estimated losses were recorded).

From late 2001 through 2004, ASML was a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML.

ASML ANNUAL REPORT 2014	F-35

In 2004, the Nikon Cross-License Agreement was signed. Under the Nikon Cross-License Agreement, (i) ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and (ii) Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by Nikon. These license grants cover patents having an effective application date before December 31, 2002 (“Class A Patents”), as well as patents with an effective application date after December 31, 2002 that were issued worldwide before the end of 2009 (“Class B Patents”), but exclude certain specified patents set forth in the Nikon Cross-License Agreement. The license period is perpetual for Class A Patents, and the licenses for Class B Patents terminated at the end of 2009.

At any time until June 30, 2015, each of ASML and Nikon has a right to designate up to five Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A patents. Any patents acquired after the date of the Nikon Cross-License Agreement are deemed Class B Patents. In addition, pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 through December 31, 2014, not to bring suit for claims related to infringement of patents issued and not perpetually licensed, including the Class B Patents. Under the terms of the Nikon Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of certain patents subject to the agreement, including any infringement that occurred from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products or optical components.

Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of certain patents subject to the Nikon Cross-License Agreement.

If Nikon files suit against us alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Similarly, if we file suit against Nikon alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time whether any such patent suit will in fact materialize, or, if so, what its outcome might be.

20. Income Taxes

The components of the provision for income taxes are as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR	2012 EUR

Current tax	(130,425)	(52,753)	(79,255)
Deferred tax	53,430	44,766	74,993

Provision for income taxes	(76,995)	(7,987)	(4,262)

The Dutch statutory tax rate was 25.0 percent in 2014, 2013 and 2012. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation of the provision for income taxes is as follows:

Year ended December 31 (in thousands)	2014 EUR	%	2013 EUR	%	2012 EUR	%

Income before income taxes	1,273,635	100.0	1,023,477	100.0	1,150,578	100.0
Income tax provision based on ASML’s domestic rate	(318,409)	25.0	(255,869)	25.0	(287,644)	25.0
Effects of tax rates in foreign jurisdictions	(1,580)	0.1	23,459	(2.3)	9,786	(0.9)
Adjustments in respect of tax exempt income	23,899	(1.9)	29,430	(2.9)	23,532	(2.0)
Adjustments in respect of tax incentives	159,728	(12.5)	120,751	(11.7)	143,160	(12.4)
Adjustments in respect of prior years’ current taxes	(6,474)	0.5	5,155	(0.5)	18,275	(1.6)
Adjustments in respect of prior years’ deferred taxes	1,325	(0.1)	16,164	(1.6)	-	-
Movements in the liability for unrecognized tax benefits	(9,669)	0.8	(7,588)	0.7	95,465	(8.3)
Tax effects in respect of Cymer acquisition related items	77,909	(6.1)	67,730	(6.6)	-	-
Other credits and non-taxable items	(3,724)	0.3	(7,219)	0.7	(6,836)	0.6

Provision for income taxes	(76,995)	6.0	(7,987)	0.8	(4,262)	0.4

ASML ANNUAL REPORT 2014	F-36

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

Effects of Tax Rates in Foreign Jurisdictions

A portion of our results is realized in countries other than the Netherlands where different tax rates are applicable. In 2013, the distribution effect of tax rates in foreign jurisdictions was impacted by a shift in the mix of taxable income across tax jurisdictions as a result of the acquisition of Cymer as per May 30, 2013.

Adjustments in Respect of Tax Exempt Income

In certain jurisdictions part of the income generated is tax exempted.

Adjustments in Respect of Tax Incentives

Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the Dutch “Innovation Box” and the RDA. The Innovation box is a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. The RDA is a tax incentive providing for an additional tax deduction for qualified (non-labor) cost incurred for R&D activities performed in the Netherlands.

Adjustments in Respect of Prior Years’ Current Taxes

In 2012, we recognized a tax benefit of EUR 18.3 million or 1.6 percent of income before income taxes mainly attributable to the application of tax exemptions for prior years, which had a favorable effect on the effective tax rate for 2012.

Adjustments in Respect of Prior Years’ Deferred Taxes

In 2013, we recognized a tax benefit of EUR 16.2 million or 1.6 percent of income before income taxes as result of a partly release of a valuation allowance for NID credits or NID stock to the extent we expect future taxable profits to realize these NID credits before expiration of those credits.

Movements in the Liability for Unrecognized Tax Benefits

In 2012, the effective tax rate was impacted by a tax benefit of EUR 95.5 million or 8.3 percent of income before income taxes mainly as a result of the successful conclusion of tax audits in different jurisdictions (EUR 92.5 million) whereas the movements in the liability for unrecognized tax benefits in 2014 and 2013 are considered to be limited.

Tax effects in respect of Cymer Acquisition related items

In 2014 the tax rate was favorably impacted by settling agreements entered into by ASML Netherlands B.V. and Cymer LLC., prior to our acquisition of Cymer in May 2013, at different tax rates. In 2013 we recognized a gain as a result of the accounting for business combinations Cymer. This gain is not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate in 2013.

Other Credits and Non-taxable Items

Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment expenses, as well as the impact of (the reversal of) various tax credits on our provision for income taxes.

Income Taxes Recognized Directly in Shareholders’ Equity

Income taxes recognized directly in shareholders’ equity (including OCI) are as follows:

Income tax recognized in shareholders’ equity (in thousands)	2014 EUR	2013 EUR	2012 EUR
Current tax
OCI (financial instruments)	2,977	(759)	(1,066)
Tax (benefit) deficit from share-based payments	(3,972)	(3,110)	(2,116)

Total income tax recognized in shareholders’ equity	(995)	(3,869)	(3,182)

ASML ANNUAL REPORT 2014	F-37

Liability for Unrecognized Tax Benefits and Deferred Taxes

The liability for unrecognized tax benefits and total deferred tax position recorded on the Consolidated Balance Sheets are as follows:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Liability for unrecognized tax benefits	(83,738)	(74,069)
Deferred tax position	32,715	(30,176)

Total	(51,023)	(104,245)

Liability for Unrecognized Tax Benefits

The calculation of our liability for unrecognized tax benefits involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. We conclude that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our Financial Statements.

Consistent with the provisions of ASC 740, as of December 31, 2014, ASML has a liability for unrecognized tax benefits of EUR 83.7 million (2013: EUR 74.1 million) which is classified as non-current deferred and other tax liabilities. The total liability for unrecognized tax benefits, if reversed, would have a favorable effect on our effective tax rate.

Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the Consolidated Balance Sheets as of December 31, 2014 amounted to EUR 24.7 million (2013: EUR 22.9 million). Accrued interest and penalties recorded in the Consolidated Statement of Operations of 2014 amounted to a tax charge of EUR 1.7 million (2013: tax charge of EUR 4.1 million; 2012: tax benefit of EUR 3.1 million).

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31 (in thousands)	2014 EUR	2013 EUR

Balance, January 1	74,069	59,967
Gross increases – tax positions in prior period	10,185	6,045
Gross decreases – tax positions in prior period	(12,743)	(2,025)
Gross increases – tax positions in current period	12,227	6,796
Acquisitions through business combinations	-	6,514
Settlements	-	(2,964)
Lapse of statute of limitations	-	(264)

Total liability for unrecognized tax benefits	83,738	74,069

We conclude our allowances for tax contingencies to be appropriate. Based on the information currently available, we do not anticipate a significant increase or decrease in our liability for unrecognized tax benefits within the next 12 months.

We are subject to tax audits in certain of our major tax jurisdictions, for years from and including 2009 onwards in Korea and for years from and including 2007 onwards in the US. In the course of such audits, local tax authorities may challenge the positions taken by us.

ASML ANNUAL REPORT 2014	F-38

Deferred taxes

The composition of total deferred tax assets and liabilities reconciled to the classification in the Consolidated Balance Sheets is as follows:

Deferred taxes (in thousands)	January 1, 2014 EUR	Consolidated Statements of Operations EUR	Effect of changes in exchange rates EUR	December 31, 2014 EUR
Deferred tax assets:
Capitalized R&D expenditures	20,888	(8,186)	1,891	14,593
R&D credits	11,242	29,496	2,623	43,361
Inventories	46,661	10,639	5,712	63,012
Deferred revenue	16,409	3,061	1,779	21,249
Accrued and other liabilities	45,460	(3,630)	5,520	47,350
Installation and warranty reserve	6,702	5,821	1,147	13,670
Tax effect carry-forward losses	67,282	(33,465)	5,289	39,106
Property, plant and equipment	11,785	(6,102)	612	6,295
Restructuring and impairment	3,361	(1,442)	364	2,283
Alternative minimum tax credits[1]	6,342	(1,467)	630	5,505
Share-based payments	16,151	(9,203)	2,417	9,365
Other temporary differences	11,661	14,099	638	26,398
Total deferred tax assets[2]	263,944	(379)	28,622	292,187

Deferred tax liabilities:
Intangible fixed assets	(261,905)	68,719	(25,955)	(219,141)
Property, plant and equipment	(17,592)	(9,232)	(2,611)	(29,435)
Borrowing costs	(1,823)	(64)	-	(1,887)
Other temporary differences	(12,800)	4,055	(264)	(9,009)
Total deferred tax liabilities	(294,120)	63,478	(28,830)	(259,472)
Net deferred tax assets (liabilities)	(30,176)	63,099	(208)	32,715

Classified as:
Deferred tax assets – current	124,431			159,460
Deferred tax assets – non-current	139,513			28,760
Deferred tax liabilities – current	(3,494)			(1,928)
Deferred tax liabilities – non-current	(290,626)			(153,577)
Net deferred tax assets (liabilities)	(30,176)			32,715

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	Valuation allowances recognized in relation to deferred tax assets as of December 31, 2014 amounted to EUR 25.4 million (2013: EUR 25.0 million)

ASML ANNUAL REPORT 2014	F-39

Deferred taxes (in thousands)	January 1, 2013 EUR	Acquisitions through business combinations EUR	Consolidated Statements of Operations EUR	Effect of changes in exchange rates EUR	December 31, 2013 EUR

Deferred tax assets:
Capitalized R&D expenditures	27,403	-	5,882	(1,155)	32,130
Inventories	28,167	10,258	9,269	(1,033)	46,661
Deferred revenue	20,572	41,679	(43,035)	(2,807)	16,409
Accrued and other liabilities	21,528	7,148	17,960	(1,176)	45,460
Installation and warranty reserve	7,151	-	(174)	(275)	6,702
Tax effect carry-forward losses	5,557	754	61,551	(580)	67,282
Property, plant and equipment	7,798	4,140	325	(478)	11,785
Restructuring and impairment	4,336	-	(791)	(184)	3,361
Alternative minimum tax credits [1]	5,227	-	1,349	(234)	6,342
Share-based payments	1,433	9,365	5,939	(586)	16,151
Other temporary differences	13,966	16,701	(14,487)	(4,519)	11,661

Total deferred tax assets [2]	143,138	90,045	43,788	(13,027)	263,944

Deferred tax liabilities:
Intangible fixed assets	-	(286,337)	8,730	15,702	(261,905)
Property, plant and equipment	(25,890)	(4,786)	12,517	567	(17,592)
Borrowing costs	(1,958)	-	135	-	(1,823)
Other temporary differences	(763)	(303)	(12,086)	352	(12,800)

Total deferred tax liabilities	(28,611)	(291,426)	9,296	16,621	(294,120)

Net deferred tax assets (liabilities)	114,527	(201,381)	53,084	3,594	(30,176)

Classified as:
Deferred tax assets – current	103,695				124,431
Deferred tax assets – non-current	39,443				139,513
Deferred tax liabilities – current	(271)				(3,494)
Deferred tax liabilities – non-current	(28,340)				(290,626)

Net deferred tax assets (liabilities)	114,527				(30,176)

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	Valuation allowances recognized in relation to deferred tax assets as of December 31, 2013 amounted to EUR 25.0 million (2012: EUR 30.5 million)

Tax Effect Carry-forward Losses

Deferred tax assets from carry-forward losses recognised as per December 31, 2014 result predominantly from net operating loss carry-forwards incurred relating to NID stock in Belgium and various qualifying state tax losses in the US.

NID stock in Belgium can generally be offset against future profits realized in the 7 years following the year in which the NID stock occurs. The total amount of NID stock is EUR 37.5 million (2013: 47.6 million) taxable base and EUR 12.7 million (2013: EUR 16.2 million) tax effect.

Net operating losses qualifying as tax losses under US federal tax laws incurred by US group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. The total amount of losses carried forward under US federal tax laws as of December 31, 2014, is EUR 44.6 million (2013: EUR 67.5 million) tax basis or EUR 15.6 million (2013: EUR 23.6 million) tax effect. The total amount of losses carried forward under US state tax laws as of December 31, 2014, is EUR 77.7 million (2013: EUR 254.3 million) tax basis or EUR 3.7 million (2013: EUR 7.9 million) tax effect. Our ability to use US state tax loss carry forwards in existence at December 31, 2014, is subject to varying state statutes (providing for periods of between 5 and 20 years).

ASML ANNUAL REPORT 2014	F-40

21. Segment Disclosure

ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance.

Management reporting includes net system sales figures of new and used systems and includes sales by technology.

Net system sales for new and used systems were as follows:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR	2012 EUR

New systems	4,127,433	3,890,154	3,620,260
Used systems	115,357	102,975	181,372

Net system sales	4,242,790	3,993,129	3,801,632

Net system sales per technology were as follows:

Year ended December 31 (in thousands)	Net system sales in units	Net system sales in EUR

2014
EUV	5	299,845
ArFi	76	3,477,718
ArF dry	3	32,611
KrF	38	381,436
I-line	14	51,180

Total	136	4,242,790

2013
EUV	1	60,100
ArFi	77	3,120,719
ArF dry	2	38,019
KrF	64	720,053
I-line	13	54,238

Total	157	3,993,129

2012
EUV	1	43,700
ArFi	72	2,715,221
ArF dry	4	81,428
KrF	78	908,244
I-line	15	53,039

Total	170	3,801,632

The increase in net system sales of EUR 249.7 million, or 6.3 percent, to EUR 4,242.8 million in 2014 from EUR 3,993.1 million in 2013 (2012: EUR 3,801.6 million) was mainly caused by higher NXE:3300B system sales.

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets are attributed to the geographic location in which these assets are located.

ASML ANNUAL REPORT 2014	F-41

Net sales and long-lived assets (consisting of property, plant and equipment) by geographic region were as follows:

Year ended December 31 (in thousands)	Net sales EUR	Long-lived assets EUR

2014
Japan	477,110	3,695
Korea	1,624,059	16,684
Singapore	132,593	879
Taiwan	1,124,883	60,241
Rest of Asia	405,576	3,807
Netherlands	1,334	1,124,632
Rest of Europe	196,332	1,322
United States	1,894,390	236,263

Total	5,856,277	1,447,523

2013
Japan	201,664	3,340
Korea	1,286,509	16,155
Singapore	139,313	1,109
Taiwan	2,221,426	48,427
Rest of Asia	478,234	3,742
Netherlands	11,525	969,192
Rest of Europe	187,030	2,600
United States	719,625	173,275

Total	5,245,326	1,217,840

2012
Japan	292,309	19,585
Korea	1,276,304	17,664
Singapore	98,554	968
Taiwan	1,479,768	50,372
Rest of Asia	197,262	2,073
Netherlands	-	869,736
Rest of Europe	256,192	1,571
United States	1,131,166	67,954

Total	4,731,555	1,029,923

In 2014, net sales to the largest customer accounted for EUR 1,532.1 million, or 26.2 percent, of net sales (2013: EUR 2,058.6 million, or 39.2 percent, of net sales; 2012: EUR 1,236.1 million, or 26.1 percent, of net sales). Our three largest customers (based on net sales) accounted for EUR 643.2 million, or 49.3 percent, of accounts receivable and finance receivables at December 31, 2014, compared with EUR 861.4 million, or 73.3 percent, at December 31, 2013.

Substantially all of our sales were export sales in 2014, 2013 and 2012.

22. Selected Operating Expenses and Additional Information

Personnel expenses for all payroll employees were:

Year ended December 31 (in thousands)	2014 EUR	2013 EUR	2012 EUR

Wages and salaries	985,883	835,563	711,039
Social security expenses	81,721	69,839	58,180
Pension and retirement expenses	71,316	60,275	50,298
Share-based payments	63,380	52,371	18,714

Personnel expenses	1,202,300	1,018,048	838,231

The average number of payroll employees in FTEs during 2014, 2013 and 2012 was 10,942, 9,540 and 8,140, respectively.

ASML ANNUAL REPORT 2014	F-42

The total number of payroll and temporary employees in FTEs per sector was:

As of December 31	2014	2013	2012

Customer Support	3,289	2,949	2,538
SG&A	1,240	1,098	869
Industrial Engineering [1]	-	785	637
Manufacturing & Logistics	3,846	3,658	2,856
R&D	5,697	4,735	3,736

Total employees (in FTEs)	14,072	13,225	10,636

Less: Temporary employees (in FTEs)	2,754	2,865	2,139

Payroll employees (in FTEs)	11,318	10,360	8,497

1	As of January 1, 2014, our industrial engineering department has been incorporated into R&D

The average number of payroll employees in FTEs in our operations in the Netherlands during 2014, 2013 and 2012 was 5,589, 5,112 and 4,620, respectively. The increase in 2014 compared to 2013 in payroll employees in FTEs is in line with our net sales growth.

23. Research and Development Costs

R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from certain Participating Customers in the CCIP) increased by EUR 192.1 million, or 21.8 percent, to EUR 1,074.1 million in 2014 from EUR 882.0 million in 2013. R&D costs increased mainly due to the acceleration of certain R&D programs, primarily EUV and next-generation immersion.

R&D costs (net of credits and excluding contributions under the NRE funding agreements from Participating Customers in the CCIP) increased by EUR 292.9 million, or 49.7 percent, to EUR 882.0 million in 2013 from EUR 589.1 million in 2012. R&D spending mainly increased due the additional investments in EUV source development as a result of the acquisition of Cymer and further investments in our other strategic programs (Immersion and holistic lithography).

R&D costs include credits of EUR 24.1 million, EUR 16.0 million and EUR 17.9 million in 2014, 2013 and 2012 respectively. R&D credits relate to worldwide (inter-)governmental funding for certain strategic development programs designed to stimulate high-risk research for the medium and long term future. The increase relates to entering into a number of strategic development programs providing funding for the next generation immersion and EUV lithography systems during 2014.

24. Interest and Other, Net

Interest and other income of EUR 14.5 million (2013: EUR 9.2 million and 2012: EUR 16.6 million) mainly relates to interest income on deposits, short-term investments, money market funds, bank accounts and on finance receivables.

Interest and other expense of EUR 23.1 million (2013: EUR 33.6 million and 2012: EUR 22.8 million) mainly consists of net interest expense on our Eurobonds and related interest rate swaps, interest on lease obligations and amortized financing costs of a total of EUR 19.9 million (2013: EUR 16.2 million and 2012: EUR 10.8 million). In 2013, there was a one-off loss of EUR 8.9 million relating the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017.

Interest on cash pools is reported on a gross basis in the Consolidated Statements of Operations under both interest income and interest expense. From an economic and legal perspective, the interest on cash pools of EUR 3.2 million (2013: EUR 1.9 million and 2012: EUR 4.2 million) recorded in interest income nets off against the same amount recorded in interest expense.

25. Vulnerability Due to Certain Concentrations

We rely on outside vendors for components and subassemblies used in our systems including the design thereof, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing and the risk of untimely delivery of these components and subassemblies.

The number of lithography systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is our single supplier of lenses, mirrors, collectors and other critical optical components (which we refer to as optics) and is capable of producing these items only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2014, our production was not limited by the deliveries from Zeiss.

ASML ANNUAL REPORT 2014	F-43

26. Shareholders’ Equity

Share Capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;
•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and
•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.

As at December 31, 2014, 438,073,643 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up, of which 5,138,355 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued.

Our BoM has the power to issue ordinary shares and cumulative preference shares insofar as the BoM has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The BoM requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting of Shareholders can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the BoM to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the BoM, provided that the Supervisory Board has approved such proposal.

Shares Issued as a Result of the Acquisition of Cymer

A subsidiary of ASML and Cymer completed a merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As of December 31, 2014, we have issued 36,468,733 ordinary shares for an aggregate amount of EUR 2,347.0 million in relation to the acquisition of Cymer.

Shares Issued in Relation to Share-based Compensation

We have adopted various share and option plans for our employees. Whenever ordinary shares have to be delivered pursuant to these plans, we typically deliver treasury shares that we purchase in share buy-back programs for this purpose. Because these treasury shares were no longer available in the course of 2014, we issued new ordinary shares from time to time to meet our delivery obligations under the plans. As of December 31, 2014, we issued 707,195 ordinary shares with an aggregate fair value of EUR 51.3 million (2013: EUR nil million; 2012: EUR nil million) in relation to our share (option) plans for our employees. Fair value is determined on the closing price of our ordinary shares at Amsterdam Euronext at the date of respective issuance.

Synthetic Share Buyback

At the EGM held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the synthetic share buyback effectuated in connection with the CCIP.

Consequently, on November 24, 2012, the Articles of Association were amended as follows. Upon the first amendment, the ordinary shares to be held for the benefit of the participants to the CCIP were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment, the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference was booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the CCIP and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it.

These amendments in substance constitute a synthetic share buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which were part of the synthetic share buyback.

ASML ANNUAL REPORT 2014	F-44

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

Ordinary Shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our 2014 AGM, the BoM was authorized from April 23, 2014 through October 23, 2015, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 23, 2014, plus an additional 5.0 percent of our issued share capital at April 23, 2014 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Holders of ordinary shares have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the BoM has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2014 AGM, our shareholders authorized the BoM through October 23, 2015, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2015 AGM, our shareholders will be asked to extend this authority through October 22, 2016.

Ordinary Shares B

In 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting of Shareholders.

Cumulative Preference Shares

In 1998, we granted the Preference Share Option to the Foundation. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The nominal value of the cumulative preference shares amounts to EUR 0.09 and the number of cumulative preference shares included in the authorized share capital is 700,000,000. A cumulative preference share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders.

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

ASML ANNUAL REPORT 2014	F-45

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

Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the BoM approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation does not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent members from the Dutch business and academic communities. The members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Dividend Policy

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2014, a proposal to declare a dividend of EUR 0.70 per ordinary share of EUR 0.09 nominal value will be submitted to the 2015 AGM.

27. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 17, 2013 we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from January 20, 2014 up to and including December 22, 2014, when the program was completed, we had purchased 9,981,375 shares at an average price of EUR 70.13 per share. Furthermore 9,464,503 shares have been cancelled in 2014 and the remainder (5,131,051) is intended to be cancelled in 2015.

ASML ANNUAL REPORT 2014	F-46

The following table provides a summary of shares repurchased by ASML in 2014:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR)

January 20 - 31, 2014	547,500	64.44	547,500	664,718,936
February 1 - 28, 2014	962,536	63.92	1,510,036	603,190,359
March 1 - 31, 2014	765,284	65.55	2,275,320	553,029,170
April 1 - 30, 2014	739,855	63.23	3,015,175	506,251,123
May 2 - 31, 2014	783,500	59.98	3,798,675	459,253,716
June 1 - 30, 2014	1,061,649	66.52	4,860,324	388,627,554
July 1 - 31, 2014	1,048,739	66.71	5,909,063	318,664,411
August 1 - 31, 2014	602,125	70.14	6,511,188	276,431,931
September 1 - 30, 2014	736,294	76.62	7,247,482	220,019,568
October 1 - 31, 2014	1,004,378	74.58	8,251,860	145,116,399
November 1 - 30, 2014	883,971	81.85	9,135,831	72,765,162
December 1 - 22, 2014	845,544	86.06	9,981,375	-

Total	9,981,375	70.13

28. Customer Co-Investment Program

Overview

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our R&D projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of our development programs will be available to every semiconductor manufacturer with no restrictions.

Development 450mm silicon wafer technology

As previously disclosed, in November 2013, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We have agreed with Intel that the 450mm NRE funding will be applied to other lithography projects, including generic developments applicable to both 300mm and 450mm. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm.

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

Investment Agreements

Pursuant to the Intel Investment Agreement, dated July 9, 2012, ASML issued to Intel Stichting ordinary shares equal to 15 percent of the issued and outstanding ordinary shares with simultaneous issuance by the Intel Stichting to Intel of the corresponding depositary receipts.

Pursuant to the TSMC Investment Agreement, dated August 5, 2012, ASML issued to TSMC Stichting ordinary shares equal to 5 percent of the issued and outstanding ordinary shares with simultaneous issuance by the TSMC Stichting to TSMC of the corresponding depositary receipts.

ASML ANNUAL REPORT 2014	F-47

Pursuant to the Samsung Investment Agreement, dated August 27, 2012 ASML issued to the Samsung Stichting ordinary shares equal to 3 percent of the issued and outstanding ordinary shares with simultaneous issuance by the Samsung Stichting to Samsung of the corresponding depositary receipts.

The subscription price for the ordinary shares under the Investment Agreements was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of our shares listed at Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

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

Voting Restrictions

Pursuant to the Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the BoM as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or our business, including a transfer of all or substantially all business or assets of ASML and our subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or our business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

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

ASML ANNUAL REPORT 2014	F-48

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

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE Funding Agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or BoM, except in limited circumstances.

In addition, Intel may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on Euronext Amsterdam, NASDAQ or another securities exchange more than 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC); the foregoing restriction does not apply to block trades or underwritten offers. There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions where the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of our shares listed at Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (iv) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

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

ASML ANNUAL REPORT 2014	F-49

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

Commercial Agreement

On July 9, 2012, ASML and Intel entered into a Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and EUV next-generation lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV systems. In April of 2014, ASML and Intel amended the commercial agreement so that Intel would have an option of purchasing either 450mm systems or 300mm systems in addition to EUV systems. The agreement and amendment set forth pricing terms for the systems as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s potential forecasted 450mm lithography equipment needs through 2022.

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

The total net sales to Intel (and its affiliates) in 2014 amounted to EUR 1,007.6 million (2013: EUR 494.7 million), whereas the outstanding liability as of December 31, 2014 amounted to EUR 386.8 million (December 31, 2013: EUR 182.3 million).

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

ASML ANNUAL REPORT 2014	F-50

30. Subsequent Events

Subsequent events were evaluated up to February 10, 2015, which is the issuance date of this 2014 Annual Report. There are no subsequent events to report.

Veldhoven, the Netherlands

February 10, 2015

/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink

President, CEO and member of the Board of Management

/s/ Wolfgang U. Nickl

Wolfgang U. Nickl

Executive Vice President, CFO and member of the Board of Management

ASML ANNUAL REPORT 2014	F-51

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of ASML Holding N.V.:

We have audited the accompanying balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and its subsidiaries as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Accountants B.V.

Eindhoven, The Netherlands

February 10, 2015

ASML ANNUAL REPORT 2014	F-52

Definitions

Name	Description

ACE	ASML Center of Excellence

AFM	Autoriteit Financiële Markten; the Netherlands Authority for the Financial Markets

AGM	Annual General Meeting of Shareholders (held on April 23, 2014, April 24, 2013 and planned for April 22, 2015)

AMD	Advanced Micro Devices, Inc.

Annual Report	Annual Report on Form 20-F

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASML	ASML Holding N.V. and its subsidiaries

ASML’s Website	www.asml.com

ASP	Average Selling Price

ASU	Accounting Standards Update

BA	Bachelor of Arts

BESP	Best Estimate of Selling Price

BoM	Board of Management

Brion	Brion Technologies, Inc.

Canon	Canon Kabushiki Kaisha

Canon Cross-License Agreement	ASML and Canon signed a global patent cross-license agreement related to the field of semiconductor lithography

CCIP	Customer Co-Investment Program

CD	Critical Dimension

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CMO	Chief Marketing Officer

Code of Conduct	Code of ethics and conduct

Company	ASML Holding N.V.

COO	Chief Operations Officer

CPO	Chief Program Officer

CR	Corporate Responsibility

CRMC	Capital Research & Management Company

Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014

CRSB	Corporate Risk and Sustainability Board

CTO	Chief Technology Officer

Customer Stichtingen	Intel Stichting and TSMC Stichting jointly referred. Shares held by Participating Customers in the CCIP, are held through Foundations that issued to the Participating Customers depository receipts representing shares held by these Foundations.

Cymer	Cymer Inc. and its subsidiaries

De Nederlandsche Bank	The Dutch Central Bank, which is the supervisor of all pension companies in the Netherlands

Deloitte	Deloitte Accountants B.V.

DPT	Double Patterning Technology

ASML ANNUAL REPORT 2014	D-1

Name	Description

DTC	Depositary Trust Company

EGM	Extraordinary General Meeting of Shareholders

Eurobonds	Our EUR 600 million 5.75 percent senior notes due 2017 and our EUR 750 million 3.375 percent senior notes due 2023

Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

EUV	Extreme Ultraviolet

Exchange Act	US Securities Exchange Act of 1934

FASB	Financial Accounting Standards Board

FAT	Factory Acceptance Test

FIRPTA	Foreign Investment in Real Property Tax Act

FMSA	Financial Markets Supervision Act (‘Wet op het financieel toezicht’ (Wft))

FOM	Foundation for Fundamental Research on Matter and part of NWO (‘Stichting voor Fundamenteel onderzoek der Materie en onderdeel van NWO)

Foundation	Stichting Preferente Aandelen ASML

FTEs	Full-time equivalents

Holistic Lithography	Optimize the scanner performance by taken into account the entire chip creation process, from design to volume manufacturing

IASB	International Accounting Standards Board

IC	Integrated Circuit

IFRS	International Financial Reporting Standards

imec	Interuniversitair Micro-Elektronica Centrum

Intel	Intel Corporation

Intel 450mm NRE Funding Agreement	Agreement with Intel related to the development of 450mm lithography equipment

Intel EUV NRE Funding Agreement	Agreement with Intel related to the development of EUV lithography equipment

Intel Investment Agreement	The investment agreement between ASML and Intel

Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment

Intel Stichting	Stichting Administratiekantoor MAKTSJAB

IRS	Internal Revenue Service

KrF	Krypton Fluoride

Logic	Micro-processor manufacturers and Foundries

MBA	Master of Business Administration

Memory	NAND-Flash memory and DRAM memory chip makers

mm	Millimeter (one thousandth of a meter)

MPT	Multiple Patterning Technology

NA	Numerical Aperture

NASDAQ	NASDAQ Stock Market LLC

New York Transfer Agent	J.P. Morgan Chase Bank, N.A., 4 New York Plaza, New York, New York

NID	Notional Interest Deduction

Nikon	Nikon Corporation

Nikon Cross-License Agreement	The patent Cross-License agreement between Nikon and ASML related to lithography equipment used to manufacture semiconductor devices

ASML ANNUAL REPORT 2014	D-2

Name	Description

nm	Nanometer (one billionth of a meter)

Non-Resident Holder	A holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes

NPV	Net Present Value

NRE	Non Recurring Engineering

NRE Funding Agreements	The Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement

NWO	Dutch Organization for Scientific Research (‘Nederlandse Organisatie voor Wetenschappelijk onderzoek’)

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXE:3100	Second-generation EUV systems

NXE:3300B	Third-generation EUV systems

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay

OCI	Other Comprehensive Income

OPC	Optical Proximity Correction

Participating Customers	The participants in the Customer Co-Investment Program: Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”)

PFIC	Passive Foreign Investment Company

PME	Bedrijfstakpensioenfonds Metalektro

Preference Share Option	An option to acquire cumulative preference shares in our capital

R&D	Research and Development

RDA	Research and Development Deduction (“Research and Development Aftrek”)

RET	Resolution Enhancement Techniques

RU	Reporting Unit

RU ASML	Reporting Unit ASML (which is ASML consolidated excluding RU CLS)

RU CLS	Reporting Unit Cymer Light Sources

Samsung	Samsung Electronics Corporation

Samsung Investment Agreement	The investment agreement between ASML and Samsung

Samsung NRE Funding Agreement	The NRE funding agreement between ASML and Samsung

Sarbanes-Oxley Act	The Sarbanes-Oxley Act of 2002

SEC	The United States Securities and Exchange Commission

SG&A	Selling, General and Administrative

Shareholder Agreement	In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (we refer to page F-48 )

SMO	Source-Mask Optimization

STI	Short-term incentive

the Intel Investment Agreement	The investment agreement between ASML and Intel

TPE	Third-Party Evidence

Transfer Agent Agreement	Agreement about transfer, registrar and dividend disbursement

ASML ANNUAL REPORT 2014	D-3

Name	Description

TSMC	Taiwan Semiconductor Manufacturing Company Ltd.

TSMC Investment Agreement	The investment agreement between ASML and TSMC

TSMC NRE Funding Agreement	The NRE funding agreement between ASML and TSMC

TSMC Stichting	Stichting Administratiekantoor TSMC

US GAAP	Generally accepted accounting principles in the United States of America

UvA	University of Amsterdam

VAT	Value-added tax

VIE	Variable interest entity

VIE Shareholders	Syndicate of three banks formed solely for the purpose of leasing the headquarter in Veldhoven

VLSI Research	An independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market

VSOE	Vendor-Specific Objective Evidence

VU	VU University Amsterdam

WACC	Weighted Average Cost of Capital

Wavelength	The frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC

Works Council	Works Council of ASML Netherlands B.V.

YieldStar	Advanced wafer metrology system

Zeiss	Carl Zeiss SMT AG

ASML ANNUAL REPORT 2014	D-4

Exhibit Index

ASML ANNUAL REPORT 2014	E-1

Exhibit Index

Exhibit No.	Description
1	Articles of Association of ASML Holding N.V. (English translation) (Incorporated by reference to Amendment No. 13 to the Registrant’s Registration Statement on Form 8-A/A, filed with the SEC on February 8, 2013)
4.1	Agreement between ASM Lithography B.V. and Carl Zeiss, dated March 17, 2000 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000) [1]
4.2	Agreement between ASML Holding N.V. and Carl Zeiss, dated October 24, 2003 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003) [1]
4.3	Form of Indemnity Agreement between ASML Holding N.V. and members of its Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.4	Form of Indemnity Agreement between ASML Holding N.V. and members of its Supervisory Board (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003)
4.5	Form of Employment Agreement for members of the Board of Management (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003)
4.6	Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation [1,2]
4.7	ASML/Zeiss Sublicense Agreement, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended
December 31, 2004) [1]
4.8	ASML Incentive and New Hire Option Plan for Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8, filed with the SEC on June 9, 2004 (File No. 333-116337))
4.9	ASML Option Plan for Management of ASML Holding Group Companies (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on June 30, 2005 (file No. 333-126340))
4.10	ASML Stock Option Plan for New Hire Options granted to Members of the Board of Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.11	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.12	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.13	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2006) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 7, 2006 (file No. 333-136362))
4.14	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version January 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.15	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version April 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.16	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version July 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.17	ASML Stock Option Plan for Incentive or New Hire Options granted to Senior and Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.18	ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.19	ASML Performance Stock Option Plan for Members of the Board of Management (Version 2) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))
4.20	ASML Stock Option Plan from Base Salary for Senior & Executive Management (Version October 2007) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on November 2, 2007 (file No. 333-147128))
4.21	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the SEC on August 29, 2008 (file No. 333-153277))
4.22	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on August 29, 2008 (file No. 333-153277))
4.23	ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))
4.24	ASML Performance Stock Option Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s. Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))
4.25	ASML Performance Share Plan for Senior and Executive Management (version 1) (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))
4.26	450mm NRE Funding Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012) [1]
4.27	EUV NRE Funding Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012) [1]
4.28	Shareholder Agreement between ASML Holding N.V., Intel Holdings B.V., Intel Corporation and Stichting Administratiekantoor MAKTSJAB dated September 12, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)
8.1	List of Main Subsidiaries [2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 [2]
15.1	Consent of Deloitte Accountants B.V. [2]
101.INS	XBRL Instance Document [2]

ASML ANNUAL REPORT 2014	E-2

Exhibit No.	Description
101.SCH	XBRL Taxonomy Extension Schema Document [2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]

1	Certain information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.
2	Filed at the SEC herewith.

ASML ANNUAL REPORT 2014	E-3