Form 20-F
period 2015-12-31
ASML HOLDING NV
filed 2016-02-05
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2015
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
427,986,682 Ordinary Shares
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
See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer (x) Accelerated filer ( ) Non-accelerated filer ( )
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP (x) International Financial Reporting Standards as issued by the
International Accounting Standards Board ( ) Other ( )
If "Other" has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.
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

ASML ANNUAL REPORT 2015

ASML ANNUAL REPORT 2015

Form 20-F

Contents

Part I

1	Item 1 Identity of Directors, Senior Management and Advisors

1	Item 2 Offer Statistics and Expected Timetable

1	Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

15	Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plant and Equipment

22	Item 4A Unresolved Staff Comments

22	Item 5 Operating and Financial Review and Prospects
Executive Summary
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc.
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

32	Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

38	Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

39	Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

40	Item 9 The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

41	Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display

ASML ANNUAL REPORT 2015

49	Item 11 Quantitative and Qualitative Disclosures About Risk

50	Item 12 Description of Securities Other than Equity Securities

Part II

51	Item 13 Defaults, Dividend Arrearages and Delinquencies

51	Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

51	Item 15 Controls and Procedures

51	Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
F. Change in Registrant’s Certifying Accountant
G. Corporate Governance
H. Mine Safety Disclosure

Part III

55	Item 17 Financial Statements

55	Item 18 Financial Statements

55	Item 19 Exhibits

D-1	Definitions

ASML ANNUAL REPORT 2015

ASML ANNUAL REPORT 2015

Part I

Special Note Regarding Forward-Looking Statements
In addition to historical information, this Annual Report contains statements relating to our future business and/or results. These statements include certain projections and business trends that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. They appear in a number of places throughout this Annual Report and include statements with respect to our outlook, expected customer demand in specified market segments, expected trends, systems backlog and bookings, IC unit demand, expected financial results, including expected sales levels, gross margin, SG&A and R&D expenses, other income, expected tax rate, expected capital expenditures, annual revenue and EPS opportunity and potential, expected shipments of tools, productivity of our tools and systems, including EUV productivity targets and goals, and system performance, including EUV system performance (such as endurance and availability of EUV systems ), the development of EUV technology, the number of EUV systems expected to be shipped and recognized in revenue and timing of shipment and revenue recognition, dividend policy and proposed dividend and plans to repurchase shares.
These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance, and actual results may differ materially from projected results as a result of certain risks, and uncertainties. These risks and uncertainties include, without limitation, those described under Item 3.D. "Risk Factors". These forward-looking statements are made only as of the date of this Annual Report. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Item 1 Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2 Offer Statistics and Expected Timetable
Not applicable.
Item 3 Key Information

A. Selected Financial Data
The following selected consolidated financial data should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and Item 18 "Financial Statements".
On May 30, 2013, we acquired 100 percent of the issued share capital of Cymer. Financial information presented in our Annual Report includes Cymer from May 30, 2013 onwards.
A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Annual Report is set forth on pages D-1 through D-5.

ASML ANNUAL REPORT 2015    1

Five-Year Financial Summary

Year ended December 31	2011	2012	2013	2014	2015
(in thousands, except per share data)	EUR	EUR	EUR	EUR	EUR

Consolidated Statements of Operations data
Net sales	5,651,035	4,731,555	5,245,326	5,856,277	6,287,375
Cost of sales	(3,201,645)	(2,726,298)	(3,068,064)	(3,259,903)	(3,391,631)

Gross profit	2,449,390	2,005,257	2,177,262	2,596,374	2,895,744
Other income	—	—	64,456	81,006	83,200
Research and development costs	(590,270)	(589,182)	(882,029)	(1,074,035)	(1,068,077)
Selling, general and administrative costs	(217,904)	(259,301)	(311,741)	(321,110)	(345,732)

Income from operations	1,641,216	1,156,774	1,047,948	1,282,235	1,565,135
Interest and other, net	7,419	(6,196)	(24,471)	(8,600)	(16,515)

Income before income taxes	1,648,635	1,150,578	1,023,477	1,273,635	1,548,620
Provision for income taxes	(181,675)	(4,262)	(7,987)	(76,995)	(161,446)

Net income	1,466,960	1,146,316	1,015,490	1,196,640	1,387,174

Earnings per share data
Basic net income per ordinary share	3.45	2.70	2.36	2.74	3.22
Diluted net income per ordinary share [1]	3.42	2.68	2.34	2.72	3.21

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	425,618	424,096	429,770	437,142	430,639
Diluted [1]	429,053	426,986	433,446	439,693	432,644

1.
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

ASML ANNUAL REPORT 2015    2

Five-Year Financial Summary

As of and for the year ended December 31	2011	2012		2013		2014	2015
(in thousands)	EUR	EUR		EUR		EUR	EUR

Consolidated Balance Sheets data
Cash and cash equivalents	2,731,782	1,767,596		2,330,694		2,419,487	2,458,717
Short-term investments	—	930,005		679,884		334,864	950,000
Working capital [1]	3,473,767	3,745,559		4,156,917		4,257,335	4,600,529
Total assets	7,260,815	7,410,478		11,513,730		12,203,945	13,295,031
Long-term debt [2]	736,368	759,490		1,074,570		1,154,137	1,129,685
Shareholders’ equity	3,444,154	4,066,893		6,922,427		7,512,590	8,388,831
Share capital	38,354	37,470		40,092		39,426	38,786
Consolidated Statements of Cash Flows data
Depreciation and amortization [3]	165,185	186,620		228,775		254,644	296,884
Impairment	12,272	3,234		13,057		10,528	2,287
Net cash provided by operating activities	2,070,440	703,478		1,054,173		1,025,206	2,025,580
Purchase of property, plant and equipment [4]	(300,898)	(171,878)		(210,804)		(358,280)	(371,770)
Purchase of available for sale securities	—	(1,379,997)		(904,856)		(504,756)	(950,000)
Maturity of available for sale securities	—	449,992		1,195,031		849,776	334,864
Cash used for derivative financial instruments	—	—		—		—	(171,899)
Acquisition of subsidiary (net of cash acquired)	—	(10,292)		(443,712)	[5]	—	—
Net cash used in investing activities	(300,898)	(1,119,833)		(368,341)		(16,212)	(1,159,913)
Dividend paid	(172,645)	(188,892)		(216,085)		(267,962)	(302,310)
Purchase of treasury shares	(700,452)	(535,373)		(300,000)		(700,000)	(564,887)
Net proceeds from issuance of shares	34,084	3,907,666	[6]	31,822		39,679	33,230
Net proceeds from issuance of notes	—	—		740,445	[7]	—	—
Repurchase of notes	—	—		(368,303)	[8]	—	—
Capital repayment	—	(3,728,324)	[9]	—		—	—
Deposits from customers	(150,000)	—		—		—	—
Net cash used in financing activities	(991,561)	(545,583)		(113,111)		(928,439)	(833,946)
Net increase (decrease) in cash and cash equivalents	781,948	(964,186)		563,098		88,793	39,230

1.	Working capital is calculated as the difference between total current assets and total current liabilities.

2.	Long term debt includes the current portion of long term debt.

3.
In 2015, depreciation and amortization includes EUR 243.0 million of depreciation of property, plant and equipment (2014: EUR 209.5 million, 2013: EUR 197.1 million, 2012: EUR 179.3 million and 2011: EUR 158.0 million), EUR 51.2 million of amortization of intangible assets (2014: EUR 43.9 million, 2013: EUR 27.6 million, 2012: EUR 6.1 million and 2011: EUR 5.3 million) and EUR 2.7 million of amortization of underwriting commissions related to bonds and credit facility (2014: EUR 1.2 million, 2013: EUR 4.1 million, 2012: EUR 1.2 million and 2011: EUR 1.9 million).

4.
In 2015, an amount of EUR 91.0 million (2014: EUR 95.5 million, 2013: EUR 115.9 million, 2012: EUR 204.8 million, 2011: EUR 300.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows data. For further details see Note 12 to the Financial Statements.

5.	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.

6.	Net proceeds from issuance of shares include an amount of EUR 3,853.9 million related to the share issuances in connection to the CCIP. See Note 27 to the Financial Statements.

7.
Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the issuance of our EUR 750 million 3.375 percent senior notes due 2023.

8.
Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 2017 including the partial unwinding of the related interest rate swaps.

9.
The capital repayment was made in connection with the synthetic buyback relating to the CCIP. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million in the CCIP relates to the capital repayment on ASML’s treasury shares which was part of the synthetic share buyback in November 2012.

ASML ANNUAL REPORT 2015    3

Five-Year Financial Summary

As of and for the year ended December 31	2011		2012		2013		2014		2015

Ratios and other data
Gross profit as a percentage of net sales	43.3		42.4		41.5		44.3		46.1
Income from operations as a percentage of net sales	29.0		24.4		20.0		21.9		24.9
Net income as a percentage of net sales	26.0		24.2		19.4		20.4		22.1
Shareholders’ equity as a percentage of total assets	47.4		54.9		60.1		61.6		63.1
Income taxes as a percentage of income before income taxes	11.0		0.4		0.8		6.0		10.4
Sales of systems (in units)	222		170		157		136		169
ASP of system sales (in millions EUR)	22.0		22.4		25.4		31.2		25.1
Value of systems backlog (in millions EUR)	1,732.5		1,214.1		1,953.3		2,772.4	[2]	3,184.3	[1]
Systems backlog (in units)	71		46		56		82	[2]	79	[1]
ASP of systems backlog (in millions EUR)	24.4		26.4		34.9		33.8	[2]	40.3	[1]
Value of booked systems (in millions EUR)	2,909.3		3,312.3		4,644.0		4,902.2	[2]	4,639.0	[1]
Net bookings (in units)	134		144		166		157	[2]	165	[1]
ASP of booked systems (in millions EUR)	21.7		23.0		28.0		31.2	[2]	28.1	[1]
Number of payroll employees (in FTEs)	7,955		8,497		10,360		11,318		12,168
Number of temporary employees (in FTEs)	1,935		2,139		2,865		2,754		2,513
Increase (decrease) net sales in percentage	25.4		(16.3)		10.9		11.6		7.4
Number of ordinary shares issued and outstanding (in thousands)	413,669		407,165		440,852		432,935		427,987
Closing ASML share price on Euronext Amsterdam (in EUR)	32.48		48.00		68.04		89.50		82.55
Volatility 260 days as percentage of our shares listed on Euronext Amsterdam (in EUR) [3]	32.46		28.64		23.98		27.49		33.62
Closing ASML share price on NASDAQ (in USD)	41.79		64.39		93.70		107.83		88.77
Volatility 260 days as percentage of our shares listed on NASDAQ (in USD) [4]	41.83		30.05		24.01		26.01		28.94
Dividend per ordinary share (in EUR)	0.46		0.53		0.61		0.70		1.05	[5]
Dividend per ordinary share (in USD)	0.61	[6]	0.69	[6]	0.84	[6]	0.76	[6]	1.14	[5,7]

1.
As of 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). This change had no impact on the comparative figures.

2.
As of 2014, our systems backlog and net bookings include sales orders for which written authorizations have been accepted and shipment and/or revenue recognition is expected within 12 months. As of 2014 we also include EUV in our backlog starting with our NXE:3350B systems. Before 2014, our systems backlog and net bookings included only sales orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned. This change had no impact on the comparative figures.

3.	Volatility represents the variability in our share price on Euronext Amsterdam as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).

4.	Volatility represents the variability in our share price on NASDAQ as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).

5.	Subject to approval of the AGM to be held on April 29, 2016.

6.	The dividend per ordinary share in USD has been adjusted compared to the relevant Annual Reports for such years to reflect the actual exchange rates at time of dividend payment.

7.	The exchange rate used to express the proposed dividend per ordinary share in USD is the exchange rate of USD/EUR 1.08 as of January 31, 2016.

ASML ANNUAL REPORT 2015    4

Exchange Rate Information
We publish our Financial Statements in euro. A portion of our assets, liabilities, net sales and costs is, and historically has been, denominated in currencies other than the euro. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see Item 3.D. "Risk Factors – Fluctuations in foreign exchange rates could harm our results of operations", Item 11 "Quantitative and Qualitative Disclosures About Market Risk", Note 1 and Note 4 to our Financial Statements.
The following are the Noon Buying Rates certified by the Federal Reserve Bank for customs purposes, expressed in US dollars per euro.

Calendar year	2011	2012	2013	2014	2015	2016	[2]

Period End	1.30	1.32	1.38	1.21	1.09	1.08
Period Average [1]	1.40	1.29	1.33	1.33	1.10	1.08
Period High	1.49	1.35	1.38	1.39	1.20	1.10
Period Low	1.29	1.21	1.28	1.21	1.05	1.07

1.	The average of the Noon Buying Rates on the last business day of each month during the period presented.

2.	Through January 31, 2016.

Months of	August 2015	September 2015	October 2015	November 2015	December 2015	January 2016

Period High	1.16	1.14	1.14	1.10	1.10	1.10
Period Low	1.09	1.11	1.10	1.06	1.06	1.07
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
• Semiconductor prices;
• Semiconductor production costs and manufacturing capacity utilization of semiconductor manufacturers;
• Semiconductor equipment industry capacity and utilization;
• Changes in semiconductor inventory levels;
• General economic conditions; and
• Access to capital.
Reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2015    5

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve positive net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product and service demand, we may also incur increased costs related to inventory obsolescence in an industry downturn, and such inventory obsolescence costs may be higher with our newer technology systems such as EUV. We have grown in terms of employees, facilities and inventories in recent years, so it may be even more difficult for us to reduce costs in order to respond to an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on sales prices and impairment of assets, including inventories, intangible assets, and machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.
Current and future instability of the financial markets and the global economy in general can have a number of effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or shorter-term capital expenditures for our products or a delay in transition to newer technology tools; (ii) insolvency of key suppliers resulting in product delays, (iii) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (iv) other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.
Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited, and as our products become increasingly sophisticated, the lead-time required to successfully deliver our systems has grown considerably. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost sales, damage to customer relationships and we may lose market share.
We are also subject to trends in the key end markets of our customers - Memory and Logic, each of which exhibit different levels of cyclicality. Trends in our end markets may be affected by a number of factors, including business conditions in their respective markets (or in the economy generally), consumer confidence, competition, and changing consumer demand. Decreased demand in the end-markets of any of our customers could cause our customers to reduce their purchases of our systems, which could have a material adverse effect on our business, financial condition and results of operations.
Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry
The semiconductor manufacturing industry is subject to:

•	Rapid change towards more complex technologies;

•	Frequent new product introductions and enhancements;

•	Evolving industry standards;

•	Changes in customer requirements; and

•	Short product life cycles.
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
In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Immersion, EUV and Holistic Lithography. If we or our suppliers are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products, due to the failure to meet their development roadmaps which require our new technology or for any other reason, this could result in customers continuing to use existing technology tools and we may not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2015    6

The success of EUV, which we believe is critical for keeping pace with Moore’s Law, which postulates that the number of transistors on a chip doubles approximately every 18 to 24 months at equivalent costs, remains dependent on continuing technical advances by us and our suppliers. These advances include in particular advances in technology related to the light source, source power, system availability, and scanner performance, without which EUV tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. A delay in the development of these tools or a delay in such tools meeting production requirements could discourage or result in much slower adoption of this EUV technology and could delay purchases of these tools. In addition, the introduction of alternative technologies or processes by our competitors that compete with EUV could discourage or result in much slower adoption of EUV technology. If the technologies that we pursue to assist our customers in producing smaller and more efficient chips are not as effective as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on lithography, this may adversely affect our business, financial condition and results of operations.
In addition, we maintain in inventory a certain amount of parts and components for system production and when we stop producing a particular model in favor of newer models, there is a risk that this inventory of parts and components may become obsolete, particularly as a result of the rapid pace of technological change. In such cases, we seek to use such parts and components in new systems, but in case we are not able to do so, this can result in impairments of inventory. Many of these parts and components are particularly expensive and may only be used in a single type of system.
Cadence for the introduction of new systems is lengthening
Our lithography systems have become more complex and costly to develop and build. In addition, our customers have experienced delays in implementing their product roadmaps, which has resulted in delayed demand of new systems. These factors resulted in longer development cycles and a longer transition period (or cadence) both for our new systems and industry-wide, increasing the risk of a slowing down of the overall transition period for new systems as predicted by Moore's Law. A lengthening of the cadence for new system purchases by our customers could result in a slower adoption of EUV or any other new technology as a result of delays in the development of new tools or a change in the customer's product roadmaps or investment outlook. As a result of a lengthening of the cadence, our customers may purchase existing technology systems rather than new leading-edge systems or delay their investment in new systems to the extent that such investment is not economical or required given their product cycles. A lengthening of the cadence for the introduction of our new systems can also result in increased competition, as competitors may have more time to develop competing systems. In addition, longer cadence means we face increasing competition from manufacturers who produce systems with lower performance levels than our new systems. The change in cadence of our new systems could result in a decrease in the number of new systems or technology we sell in a given year, which could have a material adverse effect on our business, financial condition and results of operations.
Industry adoption of EUV technology may be delayed
EUV represents the next-generation lithography technology for ASML, and we have made significant investments in EUV, including our 2013 acquisition of Cymer Corporation, to develop EUV technology. To date, we have only sold a limited number of EUV systems. There are a number of development milestones to be met with respect to EUV systems, and EUV has not yet been widely adopted by the semiconductor manufacturing industry. There are a number of factors that may inhibit or delay industry adoption of our EUV systems, including those set forth in this Risk Factors section. Any delay in industry adoption of our EUV systems could have a material adverse effect on our business, financial condition and results of operations. In addition, for our EUV systems which we sell as part of our commercial sales, we defer a portion of the revenues pending completion of performance milestones agreed with the customer, so to the extent that our systems fail to meet these milestones, our revenues and profitability in certain periods may be lower than anticipated.
We face intense competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;

•	The value of ownership of lithography systems based on purchase price, maintenance costs, throughput, and customer service and support costs;

•	The exchange rate of the euro against the functional currency of our competitors and our customers, particularly against the Japanese yen;

•	The strength and breadth of our portfolio of patents and other intellectual property rights; and

•	Our customers’ desire to obtain lithography equipment from more than one supplier.
Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. "Business Overview - Intellectual Property", and Note 18 to the Financial Statements.

ASML ANNUAL REPORT 2015    7

We compete primarily with Nikon and Canon in respect of systems. Each of Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the US dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and lower sales which could have a material adverse effect on our business, financial condition and results of operations. We also face the risk of a decline in sales if our products and services do not meet our customers' standards, which could result in decline in demand from or loss of such customers.
We also compete with providers of software applications that support or enhance complex patterning solutions, including lithography, such as KLA-Tencor Corporation. These applications effectively compete with our holistic lithography offering, which has become an increasingly significant part of our business.
In addition to competitors in lithography, we may face competition with respect to alternative technologies. If we fail to keep pace with Moore’s Law or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.
Furthermore, a number of business combinations and strategic partnerships among our customers and research partners in the semiconductor industry have occurred recently, and more could occur in the future. Consolidation among our customers and research partners could affect industry dynamics and could adversely affect our business and margins, which could have a material adverse effect on our business, financial condition and results of operations.
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
The number of lithography systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is our single supplier of lenses, mirrors, illuminators, collectors and other critical optical components (which we refer to as optics). If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of optics over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. "Business Overview—Manufacturing, Logistics and Suppliers". In addition to Zeiss’ current position as a supplier of optics, a number of other critical components such as drive lasers included in our CO2 lasers used in our EUV systems are available from only a limited number of suppliers.
Designing and manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and could result in delays by our suppliers. Lead-times in obtaining components have increased as our products have become more complex, and our failure to adequately predict demand for our systems or any delays in the shipment of components can result in insufficient supply of components or, conversely, excess inventory. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.
In addition, as we develop new technologies, such as EUV, this requires our suppliers to participate in the development process so that the components they supply will meet the requirements of our development roadmap, and this may require significant R&D spending and investment on the part of our suppliers, particularly with the long lead-time required for EUV components. If our suppliers are unable to meet our technological and supply demands in line with our development roadmap, this may delay the development and introduction of new products. In addition, our suppliers may not have or may not be willing to spend sufficient financial resources to make the necessary R&D expenditures and investments to enable them (and therefore us) to maintain their development roadmaps and ultimately meet our supply demands. In this case, we may be required to co-invest with our suppliers to continue the R&D required to continue development roadmaps.

ASML ANNUAL REPORT 2015    8

A high percentage of net sales is derived from a few customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, sales may remain concentrated among relatively few customers in any particular year. In 2015, recognized net sales to our largest customer accounted for EUR 1,633.6 million, or 26.0 percent of net sales, compared with EUR 1,532.1 million, or 26.2 percent of net sales, in 2014. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.
Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for EUR 704.1 million, or 58.3 percent of accounts receivable and finance receivables on December 31, 2015, compared with EUR 643.2 million, or 49.3 percent on December 31, 2014.
As a result of the foregoing risks, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.
We derive most of our revenues from the sale of a relatively small number of products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (169 units in 2015 and 136 units in 2014), with an ASP per system in 2015 of EUR 25.1 million (EUR 28.5 million for new systems and EUR 5.1 million for used systems) and an ASP per system in 2014 of EUR 31.2 million (EUR 35.6 million for new systems and EUR 5.8 million for used systems). As a result, the timing of shipment and recognition of revenue for a particular reporting period from a small number of system sales may have a material adverse effect on our business, financial condition and results of operations in that period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

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
The time window for new product introduction is short and is accompanied by potential design and production delays and by significant costs
The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with each new generation of our products as a result of increasing technological complexity. In particular, the development of an EUV volume production system is dependent on, and subject to the successful implementation of, among other things, technology related to the light source, source power, system availability, scanner performance and other technologies specific to EUV. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.
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

ASML ANNUAL REPORT 2015    9

As lithography technologies become more complex, the success of our R&D programs becomes more uncertain, while their cost rises
Our lithography systems have become increasingly complex, and accordingly, the costs to develop new products and technologies have increased, and we expect such costs to continue to increase. This increase in costs requires us to continue obtaining sufficient funding for our R&D programs. For example, we obtained partial funding for our EUV R&D program through the CCIP. We may however, be unable to obtain this type of funding from customers in the future, in which case we may be unable or we may determine not to fund R&D investments necessary to maintain our technological leadership. The increasing complexity of new technologies, which leads to increasing cost of R&D programs for new technologies, also increases the risk that a new product or technology may not be successful.
Furthermore, as the innovation cycle becomes more complex, developing new technology, including EUV technology, requires increased R&D investments by our suppliers in order to meet the technology demands of us and our customers. Our suppliers may not have, or may not be willing to invest in, the resources necessary to continue the development of the new technologies to the extent such investments are necessary, which may result in our contributing funds to such R&D programs or limiting the R&D investments that we can undertake.
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
In addition, legal proceedings may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such proceedings may result in substantial costs and diversion of management resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.
A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations
We rely on the accuracy, availability and security of our information technology systems. Despite the measures that we have implemented, including those related to cybersecurity, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access.
From time to time we experience cybersecurity attacks on our information technology systems, these attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other corporate espionage. These attacks include malicious software (malware), attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information (including confidential information relating to our customers and suppliers), and corruption of data. To date, none of the attacks we have experienced has materially impacted our business or operations. Nevertheless, any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets (including our proprietary technology), customer or supplier information, unauthorized access to personnel information, or corruption of our data and of our systems.
Moreover, there can be no assurance that such measures we have implemented will be sufficient to prevent a system failure, accident or security breach from occurring. To the extent that our business is interrupted or data or proprietary technology or customer data is lost, destroyed or inappropriately used or disclosed, this could adversely affect our competitive position, relationships with customers and suppliers and therefore our business, financial condition and results of operations. In addition, we may be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future.
In addition, from time to time, we implement updates to our information technology systems and software, which can disrupt or shutdown our information technology systems. We may not be able to successfully integrate and launch these new systems as planned without disruption to our operations. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.
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

ASML ANNUAL REPORT 2015    10

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
Under the terms of the Nikon Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of certain patents subject to the agreement, including any infringement that occurred from January 1, 2010 through December 31, 2014 (the "Cross-License Transition Period"). Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components. For more information on the Nikon Cross-License Agreement, see Item 4.B. "Business Overview - Intellectual Property."
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
In particular, 24.7 percent of our 2015 net sales and 19.2 percent of our 2014 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations. In addition, certain of our manufacturing facilities as well as customers are located in South Korea. There are tensions between the Republic of South Korea and the Democratic People’s Republic of Korea (North Korea) since the division of the Korean Peninsula following World War II. The worsening of relations between those two countries or the outbreak of war on the Korean Peninsula could have a material adverse effect on our business, financial condition or results of operations.
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

ASML ANNUAL REPORT 2015    11

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
Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to formal procedures that can delay or may result in the modification of our planned workforce reductions. For example, ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. If the Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors. Also see Item 6.D. "Employees".
Fluctuations in foreign exchange rates could harm our results of operations
We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the US dollar, Japanese yen and the euro, as we incur costs of sales predominantly in euros with portions of our net sales and cost of sales also denominated in US dollars.
In addition, a portion of our sales and costs are denominated in US dollars, particularly following our acquisition of Cymer in 2013, and a small portion of our operating results are denominated in currencies other than the euro and the US dollar. Our Financial Statements are expressed in euros. Accordingly, our results of operations are exposed to fluctuations in exchange rates between the euro and such other currencies, and changes in currency exchange rates can result in losses in our Financial Statements. In general, our customers generally run their businesses in US dollars and therefore a weakening of the US dollar against the euro might impact the ability or desire of our customers to purchase our products.
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
We may also face challenges with integrating any business we acquire into our organization.

ASML ANNUAL REPORT 2015    12

As a result of acquisitions, we have recorded, and may continue to record, a significant amount of goodwill and other intangible assets. Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in additional charges against earnings, which could materially reduce our reported results of operations in future periods.
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
In addition, if we lose key employees or officers to retirement, illness or otherwise, particularly a number of our highly qualified professionals and/or senior management, we may not be able to timely find a suitable replacement. Moreover, as a result of the uniqueness and complexity of our technology, qualified engineers capable of working on our systems are scarce and generally not available (e.g. from other industries or companies). As a result, we must educate and train our employees to work on our systems. Therefore, a loss of a number of key professionals and/or senior management can be disruptive, costly and time consuming. Our R&D activities with respect to new technology systems such as EUV have increased our need for qualified personnel. Competition for qualified personnel is significant in the area surrounding our headquarters in Veldhoven, the Netherlands and in the other regions where our facilities are located, where a number of high technology companies are located.
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
Changes in taxation could affect our future profitability
We are subject to income taxes in the Netherlands and numerous other jurisdictions. Our effective tax rate has fluctuated in the past and may fluctuate in the future.
Changes in tax legislation in the countries where we operate can affect our effective tax rate. For example, the OECD has recently embarked on a project to propose measures against so called BEPS, which the OECD describes as tax planning strategies that exploit gaps and mismatches in tax rules to reduce overall corporate tax. In October 2015, the OECD published 15 reports on various BEPS topics. These reports introduced new tax concepts which has resulted, and is expected to result, in substantial changes to tax legislation in the countries in which ASML operates.
In particular, one of the OECD BEPS reports introduces minimum requirements for Patent Box Regimes. In 2007, a Patent Box Regime was introduced in The Netherlands, which provides that income generated from qualifying innovative activities is effectively taxed at a beneficial tax rate of currently 5% rather than the Dutch statutory tax rate of 25%. The Patent Box Regime is called "Innovation Box" in The Netherlands legislation. A portion of our earnings currently qualifies for beneficial tax treatment under the Dutch Innovation Box. In order to meet the minimum requirements for Patent Box regimes mandated by the OECD BEPS report, the Dutch Innovation Box will have to be amended by July 1, 2016. Changes in Dutch tax laws to comply with the OECD BEPS report may reduce ASML’s current benefits under the Dutch Innovation Box.
Changes to tax legislation of jurisdictions ASML operates in may adversely impact ASML’s tax position and consequently our net income. In addition, jurisdictions levy corporate income tax at different rates. The distribution of our systems sales over the various jurisdictions in which we operate may vary from year to year, resulting in a different mix of corporate income tax rates applicable to our profits, which can affect the world wide effective tax rate for ASML.

ASML ANNUAL REPORT 2015    13

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
Risks related to our ordinary shares

We may not declare cash dividends at all or in any particular amounts in any given year
We aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the BoM may decide to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on our share price.
Restrictions on shareholder rights may dilute voting power
Our Articles of Association provide that we are subject to the provisions of Dutch law applicable to large corporations, called "structuurregime". These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our SB. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our SB than if we were incorporated in the United States or another jurisdiction.
Our authorized share capital also includes a class of cumulative preference shares and we have granted "Stichting Preferente Aandelen ASML", a Dutch foundation, an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.
See Item 6.C. "Board Practices" and Item 10.B. "Memorandum and Articles of Association".
Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders
In the CCIP, the Participating Customers, being Intel, Samsung and TSMC, through certain wholly-owned subsidiaries, acquired in aggregate 96,566,077 ASML shares, which represented 23% of our outstanding shares at that time. In the CCIP, all of the Participating Customers agreed to a lock-up arrangement with us which expired in the first half of 2015. As the lock-up has now expired, the Participating Customers are permitted to sell their shares and the Stichting that held TSMC's shares in the CCIP has informed ASML that all of the ASML shares acquired by TSMC have been sold (20,992,625 ASML shares). Intel and Samsung are now presumed to own a total of 75,573,452 ASML shares based on the number of ASML shares initially acquired. Any sales by the Participating Customers are subject to the following limitations: any market sales are limited in any 6 month period to a total of 4% or 1.5% of our disclosed outstanding shares, in the case of Intel and Samsung, respectively, but such limitations do not apply to underwritten sales or block trades. The sale of a large number of these shares, or the perception that such sales may occur, could have an adverse effect on the trading price of our shares.
See Item 7.A. "Major Shareholders".

ASML ANNUAL REPORT 2015    14

Additionally, the interests of the Participating Customers who continue to own ASML shares may not always coincide with the interests of other holders of our shares. The shares acquired by the Participating Customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the participating customers may only vote those shares in General Meetings in exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, the approval of a significant change in the identity or nature of ASML or its business, any amendment to ASML’s Articles of Association that would materially affect the specific voting rights of the Participating Customers or that would cause a significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business. When such exceptional circumstances occur, the Participating Customers who continue to own ASML shares, and in particular Intel (due to the percentage of our shares that Intel owns), will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.
Item 4 Information on the Company
A. History and Development of the Company
We commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for our worldwide operations. In 2001, we changed our name to ASML Holding N.V. Our registered office is located at De Run 6501, 5504 DR Veldhoven, the Netherlands, telephone number +31 40 268 3000. We have operating subsidiaries in the Netherlands, the United States, Italy, France, Germany, the United Kingdom, Ireland, Belgium, Korea, Taiwan, Singapore, China, Hong Kong, Japan, Malaysia and Israel.
From time to time, we pursue acquisitions of businesses that we believe will complement or enhance our core lithography business: these have included the acquisitions of MaskTools (business unit of MicroUnity Systems Engineering Inc.) in 1999, Silicon Valley Group Inc. in 2001, Brion Technologies Inc. in 2007, Wijdeven Motion Holding B.V. and Wijdeven Motion B.V. in 2012 and Cymer Inc. in 2013.
Capital Expenditures and Divestitures
Our capital expenditures (purchases of property, plant and equipment) for 2015, 2014 and 2013 amounted to EUR 371.8 million, EUR 358.3 million and EUR 210.8 million, respectively. The increased capital expenditures in 2015 and 2014 compared to 2013 mainly relate to the construction of our EUV production facilities in Veldhoven, the Netherlands. Capital expenditures are primarily financed through cash provided by operating activities. See item 4.D. "Property, Plant and Equipment" for our expected capital expenditures in 2016.
B. Business Overview
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2015, we employed 12,168 payroll employees (2014: 11,318) and 2,513 temporary employees (2014: 2,754), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
Our Business Model
For our business strategy, see Item 5. "Operating and Financial Review and Prospects – Executive Summary – Business Strategy - Business Strategy".
Our business model is derived from our "value of ownership" concept which is based on the following principles:

•
Offering ongoing improvements of throughput, imaging, overlay and availability by introducing advanced technology based modular platforms, advanced applications and Holistic Lithography solutions outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	Providing customer service that offers efficient installation and maintenance, superior support and training to optimize manufacturing processes of our customers;

•
Enhancing the capabilities of the installed base of our customers through ongoing field upgrades of throughput, imaging, overlay, Holistic Lithography and availability, based on further technology developments;

•	Reducing the cycle time between a customer’s order of a system and the use of that system in volume production; and

•	Providing refurbishing services that effectively increase residual value by extending the life of equipment.
To be able to execute our business model we seek to:

•
Maintain appropriate levels of R&D to offer the most advanced technology suitable for following Moore’s Law, as well as achieving high-throughput and low-cost volume production at the earliest possible date;

•	Be able to attract, train, retain and motivate highly qualified, skilled and educated employees; and

•	Retain operational flexibility in R&D and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies.

ASML ANNUAL REPORT 2015    15

Our Markets and Products
We have built a collaborative community of suppliers, customers, partners and research institutes that we work with to minimize the cost of innovation and maximize the chance of success. A significant part of the components and modules used in our systems are sourced from our supply chain and assembled in our factories to create the final products delivered to our customers.
Through 2015, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers. We expect that customer concentration might increase in the semiconductor manufacturing industry.
In 2015, our satisfaction ratings by customers surpassed every lithography competitor. According to VLSI Research, ASML ranks third among the large semiconductor industry equipment suppliers and first among lithography competitors. Our performance has consistently been strong: for thirteen years in a row we have both ranked among the top 5 semiconductor industry suppliers and our ranking surpassed that of any of our lithography competitors.
Markets
Memory chips
Memory chips can store a large amount of data in a very small area in electronic products like personal computers, tablets or smartphones. There are two main classes of Memory: DRAM and NAND. With NAND chips, information can be stored even when the device is powered off. DRAM memory is used to enhance the performance of the electronic product. These DRAM and NAND chips are made in dedicated Memory factories.
Logic chips
Logic chips process information in electronic devices. They are produced by two groups of manufacturers. The first group designs and manufactures Logic chips and is referred to as IDMs. The second group are contract manufacturers known as Foundries. Foundry manufacturers do not design chips, but produce chips for other companies.
Total net sales by end-use market for 2013 - 2015 for Memory, Foundry, IDM and net service and field option sales were divided as follows:

Year ended December 31	2013		2014		2015
(in millions)	EUR	% [1]	EUR	% [1]	EUR	% [1]
Memory	1,488.8	28.4%	2,225.1	38.0%	2,115.0	33.6%
Foundry	2,064.3	39.3%	1,186.0	20.3%	1,608.1	25.6%
IDM	440.0	8.4%	831.7	14.2%	514.1	8.2%
Net service and field option sales	1,252.2	23.9%	1,613.5	27.5%	2,050.2	32.6%
Total net sales	5,245.3		5,856.3		6,287.4

1.	As a percentage of total net sales.
Products
General
Our systems are essentially projection systems, not unlike a slide projector. Laser light is projected using a so-called mask (also called a reticle), which contains the blueprint of the pattern that will be printed. A lens or mirror focuses the pattern onto the wafer -a thin, round slice of semiconductor material- which is coated with a light-sensitive chemical. When the unexposed parts are etched away, the pattern is revealed. Because lithography patterns the structures on a chip, it is lithography that determines how small the features on the chip can be, and how densely chip makers can pack transistors together. In other words, lithography is crucial to follow the path described by Moore’s Law.
For a further discussion on Moore's law see Item 5 "Operating and Financial Review and Prospects - Executive Summary - Business Strategy - Business Strategy".
Systems
In 2000 we introduced the TWINSCAN platform, which is the basis for our current and next-generation systems, which are expected to be capable of extending shrink technology with MPT techniques. We offer TWINSCAN systems, equipped with i-line, KrF and ArF light sources for 300 mm processing wafers for manufacturing environments for which imaging at a small resolution is required. The modular upgradeable design philosophy of the older systems has been further refined and applied in the TWINSCAN design.
Due to the increasing demand for 200 mm systems in the market place, i.e. driven by several applications like Internet of Things, ASML has re-introduced TWINSCAN 200 mm systems equipped with i-line and KrF light sources, which are sold alongside the 300 mm version. These systems can be built new, unlike the PAS steppers and scanners, which can be only refurbished and are difficult to source in large volumes.

ASML ANNUAL REPORT 2015    16

TWINSCAN systems also include immersion lithography systems (TWINSCAN immersion systems). With a TWINSCAN immersion system, wafer measurement, including focus and alignment, is completed in the "dry" stage, while the imaging process, using water, is completed in the "wet" stage. This immersion technology places water between the wafer and a system’s projection lens to enhance focus and enable circuit line width to shrink to smaller dimensions than what is possible with "dry" lithography systems. ASML pioneered this "wet" technology and has experienced strong demand for immersion-based systems; this technology has been adopted by all of our leading customers. We are one of the world’s leaders (measured in revenues) in immersion technology and we were the world’s first producer of dual-stage design lithography systems.
We have developed different immersion systems for different customer needs. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called MPT which requires two or more exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology.
In 2015 we shipped our first seven TWINSCAN NXT:1980 systems to support increasingly demanding multiple-patterning performance requirements. Demonstrating 1.2 nanometer (nm) dedicated chuck overlay and better than 10 nm focus uniformity, the NXT:1980 features new grid calibrations and hardware that enables chipmakers to achieve tighter process windows for next-generation process nodes. The NXT:1980Di improves throughput by 10% to 275 wafers per hour.
In 2010, we achieved a major milestone with EUV lithography when we shipped our first NXE:3100 system. NXE systems are equipped with EUV light source technology, based upon a tin plasma, producing light at a wavelength of 13.5 nm. The NXE system has an innovative optical technology, utilizing reflective mirrors rather than the traditional refractive optics, with a NA of 0.25. The light in a NXE system operates in a vacuum environment, through the entire optical path, to the wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide our customers a roadmap for future shrink, and we expect it to become the predominant lithography technology for the coming years. NXE systems are targeted for production of ICs down to minimum features of 13 nm with single patterning, addressing current Memory and Logic roadmaps and processes down to the 5 nm node. Extension beyond this 5 nm is possible, using MPT.
The success of EUV is dependent on, and subject to, the successful implementation of, among other things, technology related to the light source, throughput, system availability, imaging, overlay and other technologies specific to EUV, by us and our suppliers. We acquired Cymer on May 30, 2013, with the goal of achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. Combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration reduces the risks related to further development of EUV technology.
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
EUV lithography met its 2015 productivity and availability targets. We had already achieved a productivity of more than 1,000 wafers per day early in 2015 on the NXE:3300B system and improved this to more than 1,250 wafers per day on its successor system, the NXE:3350B. The NXE:3350B system achieves an overlay of 1.0 nanometers, a 50% improvement over the NXE:3300B, and also features a lens with a higher transmission, which means it generates higher throughput from a given EUV power source. In addition, the availability of systems in the field improved, with the majority of systems achieving a four-week availability of more than 70 percent; the best result was more than 80 percent over four weeks. We also shipped two of our latest NXE:3350B EUV systems and started shipping the third in 2015. They will be used in our customers' fabs for preparing the introduction of EUV into volume production.
In April 2015 we signed an agreement with one of our major US customers to deliver a minimum of 15 EUV lithography systems to support increased development activity and pilot production of future-generation manufacturing processes. This customer has indicated that it intends to use EUV lithography for multiple processing steps in future process technology nodes.

ASML ANNUAL REPORT 2015    17

ASML Lithography System Product Portfolio for new systems:

System[1]	Resolution	Wavelength	Light source	Numerical aperture

TWINSCAN DUV SYSTEMS [2]
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:800	120 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:860	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:10X0	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1460	65 nm	193 nm	ArF	0.65-0.93
TWINSCAN XT:1950 immersion	38 nm	193 nm	ArF	0.85-1.35
TWINSCAN NXT:19XX immersion	38 nm	193 nm	ArF	0.85-1.35

TWINSCAN EUV SYSTEMS
NXE:3300	22 nm	13.5 nm	EUV	0.33
NXE:3350	16 nm	13.5 nm	EUV	0.33

1.	This table does not include used systems or system enhancements on steppers and scanners and products other than systems (e.g. YieldStar or computational lithography products).

2.	The X in the product number represents different models in the product portfolio within the same resolution. For example, XT:10X0 can either represent XT:1000 or XT:1060.
ASML’s MPS business refurbishes PAS 5500 and TWINSCAN lithography equipment and offers associated services. Our PAS 5500 product family, which we no longer manufacture but continue to refurbish, comprises advanced wafer steppers and Step & Scan systems equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter, and are employed in volume manufacturing to achieve design nodes requiring imaging at a resolution down to 90 nm.
System related products
We continuously develop and sell a range of product options and enhancements designed to increase throughput and improve imaging and overlay to optimize value of ownership over the entire life of our systems. This is complemented by full system upgrade packages which enable our TWINSCAN NXT immersion scanners to be upgraded from one model to another. This enables customers to migrate these systems in production from one process technology node to another meeting tighter lithography requirements for the more advanced process technology nodes.
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
Our computational lithography products capture detailed knowledge of scanner design and real performance, which enables our systems to accurately predict real-life manufacturing performance. These predictions are essential in addressing possible ramp-up and yield problems in advance, potentially avoiding months of delay in time-to-market for our customers. The same prediction capabilities allow our scanners to be optimally calibrated for improved performance in production, given specific chip designs or masks, thereby achieving improved yield. Our current computational lithography portfolio comprises both traditional products, as well as solutions that directly interface with the numerous calibration controls in our scanner to optimize performance.
To provide a total solution for scanner control we offer our own advanced wafer metrology system ("YieldStar"). This wafer metrology system leverages the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as mask deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical polishing fingerprints. YieldStar uses scatterometry technology for overlay and CD measurements. YieldStar scatterometry provides high overlay and low cost wafer metrology data that can be used for further improving the performance of our systems.
In 2012, ASML began shipment of the third generation YieldStar metrology system, the S200C, which featured higher throughput and measurement overlay to support tighter on product wafer overlay and focus control performance of the NXT:19X0 systems. In 2014, we introduced the fourth generation YieldStar Metrology system, the T250D, available in both stand-alone and integrated version. The YieldStar 250D contains a source with wavelengths up to 765nm and has sensor improvements whereas the YieldStar 200 series enables more precise overlay measurement of thicker stacks with increased sampling as well as in-line focus and CD. In 2015, we shipped the first YieldStar 1250D, a measurement tool, which helps identify any inaccuracies in chips during the production cycle, enabling customers to make improvements and enhance the efficiency of their machines and therefore reduce cost.

ASML ANNUAL REPORT 2015    18

Furthermore, following the acquisition of Cymer, our subsidiary CLS offers their customers OnPulse contracts on DUV sources, providing on-site support from certified service engineers and continuous real-time light source monitoring. These contracts, used to enhance light source productivity, offer CLS customers predictable light source running costs that scale directly with pulse utilization.
Sales and Customer Support
Our top priority is to provide customers with the best possible products and services. We work closely with them to ensure we understand their needs, priorities and challenges. Only by collaborating and aligning with our customers can we help them to produce ever smaller and more energy efficient chips, thereby realizing Moore’s law and sustaining the growth of the industry as a whole.
The cost of a new semiconductor fabrication plant equipment continues to be a large incentive driving semiconductor manufacturing productivity improvements. Industry leaders are realizing that on their own, they cannot afford to do the learning necessary to maximize equipment investment. Hence, partnerships, collaboration, and the sharing of combined knowledge between ASML and its customers is key in optimization of equipment productivity.
We strive to meet the needs of our customers by regularly reviewing and aligning, at all levels, with customer demands, product roadmaps, support requirements and business terms.
We support our customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of our systems at customer sites. We also offer refurbished systems and system upgrades.
We market and sell our products through our direct sales force.
Our account managers, field and application engineers, service and technical support specialists are located throughout Asia, the US and Europe. We have established an industrial site in Linkou, Taiwan. The primary goal of this site is to serve as a supplementary engine to propel ASML’s long-term growth, by means of:

•	Featuring customer support and training, logistics, refurbishment, technology and application development and also producing all YieldStar systems;

•	Enabling sourcing of equipment modules, components and services in the region; and

•	Performing as a training center to develop worldwide talent for our workforce and customers.
Revenue per Geographic Market
In 2015, we derived 77.3 percent of net sales from Asia, 19.3 percent from the US and 3.4 percent from Europe (2014: Asia: 64.3 percent; US: 32.3 percent and Europe: 3.4 percent; 2013: Asia: 82.5 percent; US: 13.7 percent and Europe: 3.8 percent).
Manufacturing, Logistics and Suppliers
The execution of our business model is supported by outsourcing production of a significant part of components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise subassembly and testing of certain modules and the final assembly and fine tuning/ testing of a complete system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities are performed in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both the US, in Linkou, Taiwan and in Pyeongtaek, South Korea. We procure system components and subassemblies from single suppliers or a limited group of suppliers in order to ensure overall quality and on-time delivery. We jointly operate a strategy with suppliers known as "value sourcing", which is based on competitive performance. The essence of value sourcing is to maintain a supply base that is world class and globally competitive and present.
Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology, cost, and sustainability management.
Our value sourcing strategy is based on the following strategic principles:
• Maintaining long-term relationships with our suppliers;
• Sharing risks and rewards with our suppliers;
• Dual sourcing of knowledge, globally, together with our suppliers; and
• Single sourcing of products, where possible or required.
Zeiss is our single supplier, and we are their single customer, of optical components for lithography systems and is capable of producing these items only in limited numbers and only through the use of its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany. In 2015, 26.2% of our aggregate cost of system sales were purchased from Zeiss (2014: 27.4 percent; 2013: 27.4 percent).
Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of optical components included in our systems. From time to time, the number of systems we are able to produce may be limited by the capacity of Zeiss. In 2015 our production was not limited by capacity constraints from Zeiss.

ASML ANNUAL REPORT 2015    19

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
We have a flexible labor model with a mix of fixed and flexible contracted labor throughout our departments and facilities in Veldhoven, the Netherlands. This reinforces our ability to adapt to semiconductor market cycles, including support for potential 24/7 production activities as needed.
Maximizing the flexibility of our technically-skilled workforce means we can shorten lead-times, adding value for customers. Flexibility also reduces our working capital requirements.
Research and Development
The semiconductor manufacturing industry is subject to rapid technological changes driven by Moore’s Law. We believe that continued and timely development and introduction of new and enhanced products are essential for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to R&D programs, and we expect to continue to allocate significant resources to these efforts. In addition, we have established sophisticated development centers in Veldhoven, the Netherlands, in Wilton, Connecticut, and San Diego, California, both in the US, in Shenzhen, China and in Linkou, Taiwan. We are also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology and 450mm silicon wafer technology. For further information about CCIP, see Note 27 to our Financial Statements.
During 2013, together with imec (an independent research partner), we established an advanced patterning center located at the imec campus in Leuven, Belgium. Together we plan to address upcoming scaling challenges due to the chips industry's move towards single digit nanometer dimensions.
As of 2014, in order to conduct fundamental and applied research in areas that are key to unlocking innovation in the global semiconductor industry, we established ARCNL in Amsterdam, the Netherlands, together with FOM/NWO and UvA/VU.
During 2015, researchers from ASML, ARCNL, Tata Steel and VU joined forces to develop new techniques for imaging surfaces based on lensless microscopy.
See Item 4.B. "Business Overview – Our Markets and Products - Products" and Item 5.A. "Operating Results—Results of Operations 2015 compared to 2014 – Research and Development Costs".
Intellectual Property
We rely on IPR such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by us or for us, alternatively, to have license rights in place with respect to such technology.
Our IPR management focuses on protecting ASML’s intellectual property and respecting the intellectual property of other parties. Preservation of intellectual property and other assets is one of our business principles and part of our Code of Conduct.
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
In 2004, the Nikon Cross-License Agreement was signed. Under the Nikon Cross-License Agreement, (i) ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and (ii) Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by Nikon. These license grants cover patents having an effective application date before or on December 31, 2002 ("Class A Patents"), as well as patents with an effective application date after December 31, 2002 that were issued worldwide before the end of 2009 ("Class B Patents"), but exclude certain specified patents set forth in the Nikon Cross-License Agreement. The license period is perpetual for Class A Patents, and the licenses for Class B Patents terminated at the end of 2009.

ASML ANNUAL REPORT 2015    20

At any time until June 30, 2015 (which deadline has been extended through at least mid-March 2016) each of ASML and Nikon has a right to designate up to five Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A patents. Any patents acquired after the date of the Nikon Cross-License Agreement are deemed Class B Patents. In addition, pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 through December 31, 2014, not to bring suit for claims related to infringement of patents issued and not perpetually licensed, including the Class B Patents. Under the terms of the Nikon Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of certain patents subject to the agreement, including any infringement that occurred from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components.
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
In connection with entering into the Nikon Cross-License Agreement, ASML entered into a sublicense agreement with Zeiss, effective November 12, 2004, pursuant to which Zeiss granted ASML a non-exclusive license of all of the rights it received from Nikon under the Nikon-Zeiss Patent Cross-License Agreement between Nikon and Zeiss effective November 12, 2004.
In 2007, ASML and Zeiss signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture ICs. The Canon Cross-License Agreement expires on December 31, 2016.
See Item 3.D. "Risk Factors – Risks related to ASML – Failure to adequately protect the intellectual property rights upon which we depend could harm our business" and "Risk Factors – Risks related to ASML – Defending against intellectual property claims brought by others could harm our business".
Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;

•	The value of ownership of lithography systems based on purchase price, maintenance costs, throughput, and customer service and support costs;

•	The exchange rate of the euro against the functional currency of our competitors and our customers, particularly against the Japanese yen;

•	The strength and breadth of our portfolio of patents and other intellectual property rights; and

•	Our customers’ desire to obtain lithography equipment from more than one supplier.
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
See Exhibit 8.1 for a list of our main subsidiaries.

ASML ANNUAL REPORT 2015    21

D. Property, Plant and Equipment
We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of production facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, and San Diego, California, both in the US, in Linkou, Taiwan and in Pyeongtaek, South-Korea. The book value of land and buildings owned amounts to EUR 1,067.7 million as of December 31, 2015 compared with EUR 973.4 million as of December 31, 2014. See Note 12 to our Financial Statements.
Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2016 will be approximately EUR 300 million. These expenditures will mainly consist of further expansion and upgrades of facilities. We expect to finance these capital expenditures through cash generated by operations and existing cash and cash equivalents.
Facilities in Europe
Our headquarters, main manufacturing and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 66 thousand square meters of office space and 50 thousand square meters of cleanroom used for manufacturing and R&D activities and 24 thousand square meters of warehouses. Our facilities in Veldhoven, the Netherlands are partly owned and partly leased through long-term operating and financing leases that contain purchase options. During 2015 we have exercised these options which will be effectuated in 2016. Some of our office facilities at our headquarters in Veldhoven, the Netherlands, are financed through a special purpose vehicle that is a VIE. We also lease several sales and service facilities at locations across Europe.
Facilities in the United States
Our US head office is located in a 5 thousand square meter office building in Chandler, Arizona. We maintain R&D and manufacturing operations in a 28 thousand square meter facility in Wilton, Connecticut, and a 5 thousand square meter facility in Santa Clara, California. Furthermore, our facilities in San Diego include 25 thousand square meters of buildings used for manufacturing and office space, 19 thousand square meters of buildings used for engineering and R&D activities and 7 thousand square meters of buildings used for warehousing.
Facilities in Asia
Our Asian headquarters is located in Hong Kong, The People’s Republic of China. In addition, our facility in Linkou, Taiwan comprises a cleanroom (approximately 3 thousand square meters) and office space (approximately 6 thousand square meters). Our facility in Korea comprises of a cleanroom (approximately 700 square meters) and office space (approximately 6 thousand square meters). We also lease and own several sales, service and training facilities at locations across Asia. As a result of the Cymer acquisition, we acquired a manufacturing facility in Pyeongtaek, South Korea, mainly used for refurbishment activities of light sources. Additionally, Cymer leases various smaller locations across Asia which are mainly used for local sales and service activities.
Item 4A Unresolved Staff Comments
Not applicable.
Item 5 Operating and Financial Review and Prospects
All information disclosed in this item is provided as a supplement to, and should be read in conjunction with, our Financial Statements and the accompanying Notes to the Consolidated Financial Statements included in Item 18 "Financial Statements".
Executive Summary
Introduction
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2015, we employed 12,168 payroll employees (2014: 11,318) and 2,513 temporary employees (2014: 2,754), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
Business Strategy
Our Vision and Mission
Our vision is to enable affordable microelectronics that improve the quality of life.
To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors.

ASML ANNUAL REPORT 2015    22

This results in increasingly powerful and capable electronics, with faster processing speeds, that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML creates economic value with strong financial results; social value by enhancing the welfare of our employees, suppliers and the communities we operate in; and environmental value by improving the energy efficiency of chips.
Business Strategy
The long-term growth of the semiconductor industry is based on the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2015, chip makers produced electronic chip features with geometries between 28 and 20 nm routinely, compared to typical geometries of 10,000 nm in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as "Moore’s Law". Moore’s Law is reflected in ever smaller, cheaper, more powerful and energy-efficient semiconductors. Smaller geometries allow for much lower electrical currents to operate the chip. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by the semiconductor industry has brought many advantages: not only can information be more widely disseminated than ever before, but affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at high speed.
We are a focused supplier of equipment to IC manufacturers, providing high-performance lithography, metrology and software solutions that enable our customers to continue the feature shrink that underpins Moore's Law in a cost-effective way. Where there is a compelling customer benefit and industrial logic, we may expand into adjacent markets serving IC manufacturers. Finally, with a view to the future, we will explore areas outside of IC or lithography where we can apply our strengths in creating advanced systems that are geared for high throughput, reliable operation and extreme accuracy. To realize this we focus our internal efforts on technology leadership, strong customer and supplier relationships, and great people. This is complemented with showing responsible behavior as a prerequisite in executing our strategy.
See item 4.B. "Business Overview - Our Markets and Products - Products".
Technology Leadership
Moore’s Law is the industry’s roadmap. It tells us where the industry wants to be in two years, five years or even 10 years from now. For three decades, we have kept up with Moore’s Law by constantly improving the capabilities of our lithography systems, meeting the needs of our customers allowing them make smaller, faster and more energy-efficient chips.
To make this happen, we invest heavily in developing cutting-edge technology. We employ more than 5,000 engineers in R&D, with an annual budget of over EUR 1.0 billion. Our major R&D sites are in Veldhoven, the Netherlands, Wilton, Connecticut in the US, Santa Clara and San Diego, both California in the US, Linkou, Taiwan and Shenzhen, China. This R&D investment results in constant innovation, enabling our customers to develop chips for new devices and new applications, benefiting us all: from smartphones and wearable sensors, to tablets and car electronics.
As part of our innovative culture we make investments to further mature management processes to identify, create and share knowledge inside and outside of our organization. We also invest in product stewardship. This means we design systems that can produce ever smaller electronic circuits. This in turn allows our customers to produce 'low power' chips that require fewer natural resources and use less energy over their lifetime compared to older-generation chips. We also strive to make our own systems more resource efficient, enabling our customers to reduce the carbon footprint per wafer produced.
Strong Customer and Supplier Relationships
Since ASML’s early days, we have developed our systems in a cooperative network of partners (including suppliers, universities and research institutes). Many disciplines have to come together to make our systems work, from mechanical and electrical engineering to optics and highly advanced software controls. ASML focuses on its role as a system architect and system integrator. We work with hundreds of technology companies that supply most of the components in our systems and often do substantial research and development work themselves. This model is our approach to 'Open Innovation'.
A good example is our relationship with Zeiss in Germany, which for more than two decades has developed and manufactured the lenses for our lithography systems.
Open Innovation benefits everyone involved. It opens up fast access to leading-edge knowledge and skills in a wide range of technologies, provides the flexibility required to adjust to changing business needs and product requirements and leads to affordable solutions in terms of development and cost.
Staying ahead of the technology curve and ensuring our products are not outdated before they are even launched, requires us to share roadmaps, risk and rewards with our partners. This means giving suppliers real responsibility and incentive to improve; not imposing our way of working but learning from others and sharing our business context so our partners can think along with us. The quality of our relationships with both customers and suppliers are key measures for success.

ASML ANNUAL REPORT 2015    23

Great people
ASML is an inspiring place where employees work, meet, learn and share in multidisciplinary and multinational teams. We push the boundaries of technology, and for that we need the most creative minds in physics, electronics, mechatronics, software and precision engineering. We offer all our people the opportunity to develop their talents and a working environment in which they feel included, engaged and can perform. Our thousands of engineers must effectively work together to ensure that our products ship on time and perform according to specifications, which requires a disciplined systems engineering approach. We thus continuously strike the balance between giving our engineers the creative freedom to solve the big technology challenges and ensuring that we deliver what our customers need, when they need it. Our measures for success include evaluating employee engagement and our organization’s ability to nurture talent.
Responsible Business Behavior
ASML is committed to behaving responsibly - it’s at the foundation of our company. This means doing business according to high ethical and professional standards. We seek to comply with the laws and regulations applicable in the countries and regions where we operate. We have a moral obligation to provide safe and healthy working conditions for our employees while minimizing our impact on the environment. We expect our people to respect human rights and expect the same from our business partners. Our Code of Conduct and Business Principles help us and our business partners to make ethically sound decisions. We also want to contribute to the local communities in which we operate by supporting their activities through collaborative and consultative partnerships. As a measure for responsible business success we evaluate our performance using the results of the RobecoSAM sustainability assessment, which are the basis for the Dow Jones Sustainability Indices.
For more information about this topic see our Corporate Responsibility Report as published on our Website. Information on ASML's website is not incorporated into, and does not form a part of, this Annual Report.

Profitability
Our long term business and financial model targets an annual revenue opportunity of EUR 10 billion by 2020 and a potential tripling of EPS by the end of this decade, compared to calendar year 2014, thereby creating significant value for all stakeholders. Our roadmap to an annual revenue opportunity of EUR 10 billion is primarily based on organic growth. ASML continuously reviews its product roadmap and has, from time to time, made focused acquisitions to enhance the industrial value of its product offering. Based on such reviews and the assessment of clear potential product and value synergies, ASML may also entertain focused merger and acquisition activities in the future.

ASML ANNUAL REPORT 2015    24

ASML Operations Update on Key Performance Indicators
The following table presents the key performance indicators used by our BoM and senior management to regularly measure performance.

Year ended December 31	2013		2014		2015
(in millions)	EUR	%[1]	EUR	%[1]	EUR	%[1]

Sales
Total net sales	5,245.3		5,856.3		6,287.4
Increase in total net sales (%)	10.9		11.6		7.4
Net system sales	3,993.1		4,242.8		4,237.2
Net service and field option sales	1,252.2		1,613.5		2,050.2
Sales of systems (in units)	157		136		169
ASP of total system sales	25.4		31.2		25.1
ASP of new system sales	27.4		35.6		28.5
ASP of used system sales	6.9		5.8		5.1
Value of systems backlog	1,953.3		2,772.4	[3]	3,184.3	[2]
Systems backlog (in units)	56		82	[3]	79	[2]
ASP of systems backlog	34.9		33.8	[3]	40.3	[2]
ASP of systems backlog (New)	41.4		42.0	[3]	46.3	[2]
ASP of systems backlog (Used)	4.7		4.7	[3]	3.2	[2]
Immersion systems recognized (in units) [4]	77		76		67
NXE:3300 systems recognized (in units)	1		5		1
Profitability
Gross profit	2,177.2	41.5	2,596.4	44.3	2,895.7	46.1
Income from operations	1,047.9	20.0	1,282.2	21.9	1,565.1	24.9
Net income	1,015.5	19.4	1,196.6	20.4	1,387.2	22.1
Liquidity
Cash and cash equivalents	2,330.7		2,419.5		2,458.7
Short-term investments	679.9		334.9		950.0
Operating cash flow	1,054.2		1,025.2		2,025.5

1.	As a percentage of total net sales.

2.
As of 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). This change had no impact on the comparative figures.

3.
As of 2014, our systems backlog and net bookings include sales orders for which written authorizations have been accepted and shipment and/or revenue recognition is expected within 12 months. As of 2014 we also include EUV in our backlog starting with our NXE:3350B systems. Before 2014, our systems backlog and net bookings included only sales orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned. This change had no impact on the comparative figures.

4.	Included in the total number of immersion systems recognized in 2015 are 7 units of our most advanced immersion technology NXT:1980 systems (2014: 0 and 2013: 0).
Backlog
We started 2015 with a systems backlog of 82 systems. In 2015, we booked orders for 165 systems, and recognized sales for 169 systems (including one NXE:3300B system, which was not included in backlog). This resulted in a systems backlog of 79 as of December 31, 2015.
As of December 31, 2015, our systems backlog was valued at EUR 3,184.3 million and includes 79 systems with an ASP of EUR 40.3 million. As of December 31, 2014, the systems backlog was valued at EUR 2,772.4 million and included 82 systems with an ASP of EUR 33.8 million. The ASP of our systems backlog increased in 2015 compared to 2014 mainly as a result of the inclusion of six additional EUV systems.
For discussion on the main key performance indicators indicated above, see Item 5.A. "Operating Results" and Item 5.B. "Liquidity and Capital Resources".

ASML ANNUAL REPORT 2015    25

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
Results of Operations 2015 Compared to 2014
The following discussion and analysis of Results of Operations should be viewed in the context of the risks that may interfere with our business objectives or otherwise affect our results of operations, described in Item 3.D. "Risk Factors".
Set out below our Consolidated Statements of Operations data for the years ended December 31, 2014 and 2015:

Year ended December 31	2014	2015
(in millions)	EUR	EUR

Total net sales	5,856.3	6,287.4
Cost of sales	(3,259.9)	(3,391.7)
Gross profit	2,596.4	2,895.7
Other income	81.0	83.2
Research and development costs	(1,074.1)	(1,068.1)
Selling, general and administrative costs	(321.1)	(345.7)
Income from operations	1,282.2	1,565.1
Interest and other, net	(8.6)	(16.5)
Income before income taxes	1,273.6	1,548.6
Provision for income taxes	(77.0)	(161.4)
Net income	1,196.6	1,387.2

Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2014 and 2015 expressed as a percentage of our total net sales:

Year ended December 31	2014	2015

Total net sales	100.0	100.0
Cost of sales	(55.7)	(53.9)
Gross profit	44.3	46.1
Other income	1.4	1.3
Research and development costs	(18.3)	(17.0)
Selling, general and administrative costs	(5.5)	(5.5)
Income from operations	21.9	24.9
Interest and other, net	(0.1)	(0.3)
Income before income taxes	21.7	24.6
Provision for income taxes	(1.3)	(2.6)
Net income	20.4	22.1

ASML ANNUAL REPORT 2015    26

Net Sales and Gross Profit
The following table shows a summary of sales data, units sold, gross profit and ASP data for the years ended December 31, 2014 and 2015:

Year ended December 31	2014	2015
(in millions, unless otherwise indicated)	EUR	EUR

Net sales	5,856.3	6,287.4
Net system sales	4,242.8	4,237.2
Net service and field option sales	1,613.5	2,050.2
Total sales of systems (in units)	136	169
Total sales of new systems (in units)	116	144
Total sales of used systems (in units)	20	25
Gross profit as a percentage of net sales	44.3	46.1
ASP of system sales	31.2	25.1
ASP of new system sales	35.6	28.5
ASP of used system sales	5.8	5.1

Net sales increased by 7.4 percent, driven by the increase in net service and field option sales of 27.1 percent, with a similar level of net system sales in 2015 compared to 2014. The increase in net service and field option sales is mainly driven by:

•	An increase in the sales of productivity and focus upgrade packages; and

•	Higher service sales mainly resulting from an increased installed base.
The decrease of the ASP of our new systems sold is due to a shift in the product mix of systems sold towards more lower-end systems (more KrF systems and less EUV systems) in 2015 compared to 2014.
Gross profit increased by EUR 299.3 million mainly due to higher service and field option sales and lower EUV system sales (which currently do not contribute to gross profit).
Gross profit as a percentage of net sales increased from 44.3 percent in 2014 to 46.1 percent in 2015 primarily driven by lower EUV system sales (which currently do not contribute to gross profit).
Other Income
Other income consists of contributions for R&D programs under the NRE funding arrangements from certain Participating Customers in the CCIP and amounted to EUR 83.2 million for 2015 (2014: EUR 81.0 million).
Research and Development Costs
R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from Participating Customers in the CCIP) were EUR 1,068.1 million in 2015 as compared to EUR 1,074.1 million in 2014. R&D costs for both 2015 and 2014 were primarily focused on programs supporting EUV, DUV immersion, and Holistic Lithography. In 2015, R&D activities mainly related to:

•	EUV - Further improving availability and productivity, and supporting the design of our NXE:3400B system;

•	DUV immersion - Focused on the final stages of development relating to our NXT:1980 systems, of which we shipped the first systems in 2015, as well as development of future DUV platforms; and

•	Holistic Lithography - Further development of Yieldstar and process window control solutions.

Selling, General and Administrative Costs
SG&A costs increased by 7.7 percent mainly driven by an increase in the number of employees, further impacted by exchange rate fluctuations, primarily related to our US operations.
Income Taxes
The effective tax rate increased to 10.4 percent of income before income taxes in 2015 compared to 6.0 percent in 2014. In 2014 the tax rate was favorably impacted by settling agreements entered into by ASML Netherlands B.V. and Cymer LLC., prior to our acquisition of Cymer in 2013, at different tax rates.
Net Income
Net income in 2015 amounted to EUR 1,387.2 million, or 22.1 percent of total net sales, representing EUR 3.22 basic net income per ordinary share, compared with net income in 2014 of EUR 1,196.6 million, or 20.4 percent of total net sales, representing EUR 2.74 basic net income per ordinary share.

ASML ANNUAL REPORT 2015    27

Results of Operations 2014 Compared to 2013
Set out below our Consolidated Statements of Operations data for the years ended December 31, 2013 and 2014:

Year ended December 31	2013	2014
(in millions)	EUR	EUR

Total net sales	5,245.3	5,856.3
Cost of sales	(3,068.1)	(3,259.9)
Gross profit	2,177.2	2,596.4
Other income	64.4	81.0
Research and development costs	(882.0)	(1,074.1)
Selling, general and administrative costs	(311.7)	(321.1)
Income from operations	1,047.9	1,282.2
Interest and other, net	(24.4)	(8.6)
Income before income taxes	1,023.5	1,273.6
Provision for income taxes	(8.0)	(77.0)
Net income	1,015.5	1,196.6

Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2013 and 2014 expressed as a percentage of our total net sales:

Year ended December 31	2013	2014

Total net sales	100.0	100.0
Cost of sales	(58.5)	(55.7)
Gross profit	41.5	44.3
Other income	1.2	1.4
Research and development costs	(16.8)	(18.3)
Selling, general and administrative costs	(5.9)	(5.5)
Income from operations	20.0	21.9
Interest and other, net	(0.5)	(0.1)
Income before income taxes	19.5	21.7
Provision for income taxes	(0.1)	(1.3)
Net income	19.4	20.4

Net Sales and Gross Profit
The following table shows a summary of net sales, units sold, gross profit and ASP data for the years ended December 31, 2013 and 2014:

Year ended December 31	2013	2014
(in millions EUR, unless otherwise indicated)	EUR	EUR

Net sales	5,245.3	5,856.3
Net system sales	3,993.1	4,242.8
Net service and field option sales	1,252.2	1,613.5
Total sales of systems (in units)	157	136
Total sales of new systems (in units)	142	116
Total sales of used systems (in units)	15	20
Gross profit as a percentage of net sales	41.5	44.3
ASP of system sales	25.4	31.2
ASP of new system sales	27.4	35.6
ASP of used system sales	6.9	5.8
Net sales increased by 11.6 percent, mainly driven by the increase in net service and field option sales of 28.9 percent. The increase in net service and field option sales was mainly caused by:

•	The full-year effect of Cymer in 2014, whereas 2013 only included Cymer for seven months; and

•	An increase in Holistic Lithography through the sales of integrated metrology and feedback loop technology.
The increase in net system sales of 6.3 percent was caused by higher NXE:3300B system sales, which drove a higher ASP which more than offset the decrease in the number of units sold.

ASML ANNUAL REPORT 2015    28

The increase of the ASP of our systems sold can mainly be explained by the ASP of our new systems sold which increased to EUR 35.6 million in 2014 from EUR 27.4 million in 2013, which was the result of a shift in the mix of systems sold towards more high-end system types (NXE:3300B and NXT:1970Ci systems) in 2014 compared to 2013.
Gross profit increased by 19.3 percent. The increase in gross profit was mainly driven by:

•	The full-year effect of Cymer in 2014, whereas 2013 only included Cymer for seven months;

•	An increase in holistic Lithography increased through the sales of integrated metrology and feedback loop technology; and

•	2014 included lower one-off purchase price accounting adjustments related to Cymer.
Gross profit as a percentage of net sales increased from 41.5 percent in 2013 to 44.3 percent in 2014, reflecting the increase in gross profit, partly offset by higher EUV sales (which currently do not contribute to gross profit).
Other Income
Other income consists of contributions for R&D programs under the NRE funding arrangements from Participating Customers in the CCIP and amounted to EUR 81.0 million for 2014 (2013: EUR 64.4 million).
Research and Development Costs
R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from certain Participating Customers in the CCIP) increased by EUR 192.1 million, or 21.8 percent, to EUR 1,074.1 million in 2014 from EUR 882.0 million in 2013. R&D costs increased mainly due to the acceleration of certain R&D programs, primarily EUV and DUV immersion.
Selling, General and Administrative Costs
SG&A costs increased by EUR 9.4 million, or 3.0 percent, to EUR 321.1 million in 2014, from EUR 311.7 million in 2013. This increase was mainly driven by the full-year effect of Cymer in 2014, whereas 2013 only included Cymer for seven months.
Interest and Other, Net
Interest and other, net decreased by EUR 15.8 million in 2014 compared to 2013. In 2013 interest and other, net included a loss on the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017.
Income Taxes
The effective tax rate increased to 6.0 percent of income before income taxes in 2014 compared to 0.8 percent in 2013. In 2014 the tax rate was favorably impacted by settling agreements entered into by ASML Netherlands B.V. and Cymer LLC., prior to our acquisition of Cymer in 2013, at different tax rates. In 2013, we recognized a gain as a result of the accounting for the Cymer acquisition. This gain is not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate between 2013 and 2014.
Net Income
Net income in 2014 amounted to EUR 1,196.6 million, or 20.4 percent of net sales, representing EUR 2.74 basic net income per ordinary share, compared with net income in 2013 of EUR 1,015.5 million, or 19.4 percent of net sales, representing EUR 2.36 basic net income per ordinary share.
B. Liquidity and Capital Resources
Our cash and cash equivalents increased to EUR 2,458.7 million as of December 31, 2015 from EUR 2,419.5 million as of December 31, 2014 and our short-term investments increased to EUR 950.0 million as of December 31, 2015 from EUR 334.9 million as of December 31, 2014.
Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2015 of EUR 2,458.7 million, short-term investments as of December 31, 2015 of EUR 950.0 million and available credit facilities as of December 31, 2015 of EUR 700.0 million. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.
We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and with the Dutch government, in Dutch Treasury Certificates and in money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are denominated in euros.
Our available credit facilities amount to EUR 700.0 million as of December 31, 2015 and as of December 31, 2014. No amounts were outstanding under these credit facilities at the end of 2015 and 2014. The amounts available at December 31, 2015 and 2014 consisted of one EUR 700 million committed revolving credit facility with a group of banks. In 2015, the terms and conditions of the facility were amended by, among other things, removing the financial covenant and by extending the maturity until 2020. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our credit rating.
We have repayment obligations in 2017, amounting to EUR 238.2 million and in 2023, amounting to EUR 750.0 million, both relating to our Eurobonds.

ASML ANNUAL REPORT 2015    29

ASML seeks to ensure that our principal sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.
Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our principal sources of liquidity are sufficient to satisfy our current requirements, including our expected capital expenditures in 2016. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayments.
See Consolidated Statements of Cash Flows and Notes 4, 5, 14, 15, 25 and 26 to our Financial Statements.
C. Research and Development, Patents and Licenses, etc.
Research and Development
See Item 4.B. "Business Overview – Research and Development" and Item 5.A. "Operating Results – Results of Operations 2015 compared to 2014".
Intellectual Property Matters
See Item 3.D. "Risk Factors – Risks related to ASML – Failure to adequately protect the intellectual property rights upon which we depend could harm our business" and "Risk Factors – Risks related to ASML – Defending against intellectual property claims by others could harm our business" and Item 4.B. "Business Overview – Intellectual Property".
D. Trend Information
We expect that Moore’s Law will continue in the coming decade including industry fundamentals of a decline in cost per transistor. There is a strong demand for advanced ICs, supported by a value chain with means and incentive to support this. However, cost and process complexity of shrinking with multiple patterning together with new device structures and materials reshapes customer roadmaps, resulting in a continued need to improve DUV lithography performance while exploiting execution of agreed EUV targets for the future and complementing it with a portfolio of product options, enhancements and upgrade packages that support product stewardship and optimize the value of ownership over the entire lifetime of our systems. It also results in zero tolerance for non-performance, driving improvement of quality and cost efficiency of our products and services.
In DUV, we began ramping shipments of the TWINSCAN NXT:1980, our most advanced immersion system, shipping seven systems in 2015.
In Holistic Lithography, which grew by over 20 percent in revenue in 2015, we saw increased adoption of our latest metrology systems and control software at both Logic and Memory customers. These applications play an increasingly critical role in helping our customers achieve the best possible patterning performance on advanced nodes.
EUV met its 2015 productivity and availability targets. We achieved a productivity of more than 1,000 wafers per day early in 2015 on the NXE:3300B system and improved this to more than 1,250 wafers per day on the successor system, the NXE:3350B. In addition, the availability of systems in the field improved, with the majority of systems achieving a four-week availability of more than 70 percent in recent months; the best result was more than 80 percent over four weeks. In 2015, we also shipped two of our latest NXE:3350B EUV systems and started shipping the third. They will be used in our customers' fabs for preparing the introduction of EUV into volume production. Our goals for 2016 are to continue improving productivity and availability and shipping six to seven EUV systems.
On January 20, 2016 we announced a new share buyback program, to be executed within the 2016-2017 time frame. As part of this program, we intend to purchase shares up to EUR 1.5 billion, which includes an amount of approximately EUR 500 million remaining from the prior program, announced on January 21, 2015. We intend to cancel the shares upon repurchase. This buyback program started on January 21, 2016.

ASML ANNUAL REPORT 2015    30

The following table sets forth our systems backlog1 as of December 31, 2014 and 2015.

Year ended December 31	2014	2015	[1]
(in millions EUR, unless otherwise indicated)

New systems backlog (in units)	64	68
Used systems backlog (in units)	18	11
Total systems backlog (in units)	82	79
Value of new systems backlog	2,687.0	3,149.6
Value of used systems backlog	85.4	34.7
Total value of systems backlog	2,772.4	3,184.3
ASP of new systems backlog	42.0	46.3
ASP of used systems backlog	4.7	3.2
ASP of total systems backlog	33.8	40.3

1.
As of 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). This change had no impact on the comparative figures.

Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.
For the first-quarter of 2016, we expect net sales at approximately EUR 1.3 billion, a gross margin of around 42 percent, R&D costs of about EUR 275 million, other income of about EUR 23 million, which consists of contributions from participants of the CCIP, and SG&A costs of about EUR 90 million and an effective annualized tax rate of around 13 percent.
Looking ahead to the first half of 2016 we expect our Logic customers to take shipments of our leading edge immersion tools in the second quarter in preparation of their 10 nanometer node ramp. As a result, we expect second-quarter sales to increase significantly from the first-quarter level.
The trends discussed in this Item 5.D. "Trend information" are subject to risks and uncertainties. See "Part I – Special Note Regarding Forward Looking Statements" and item 3.D. "Risk Factors".
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
F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2015 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense [1]	1,266,151	44,908	283,058	54,155	27,075	27,075	829,880
Operating Lease Obligations	99,004	35,159	20,711	15,595	12,814	7,336	7,389
Purchase Obligations	2,121,418	1,841,942	133,637	113,277	6,171	11,328	15,063
Total Contractual Obligations [2]	3,486,573	1,922,009	437,406	183,027	46,060	45,739	852,332

1.	See Note 14 to our Financial Statements for the amounts excluding interest expense.

2.	We have excluded unrecognized tax benefits for an amount of EUR 96.5 million as the amounts that will be settled in cash are not known and the timing of any payments is uncertain.
Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 14 to our Financial Statements.
Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 45.1 million, EUR 43.9 million and EUR 42.0 million for the years ended December 31, 2015, 2014 and 2013, respectively.

ASML ANNUAL REPORT 2015    31

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. During 2015 we have exercised these options which will be effectuated in 2016, therefore no purchase options exists as per year end December 31, 2015. The related obligations are included under Purchase Obligations.
Purchase obligations exist of purchase commitments towards suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2015 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners give us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the industry in which we operate. We establish a provision for cancellation costs when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.
G. Safe Harbor
See Part I "Special Note Regarding Forward-Looking Statements".
Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
The members of our SB and our BoM are as follows:

Name	Title	Year of Birth	Term Expires
Arthur P.M. van der Poel [1,2,5]	Chairman of the Supervisory Board	1948	2016
Douglas A. Grose [2,3]	Vice Chairman and Member of the Supervisory Board	1950	2017
Pauline F.M. van der Meer Mohr [1,2]	Member of the Supervisory Board	1960	2017
Wolfgang H. Ziebart [3,4]	Member of the Supervisory Board	1950	2017
Clara (Carla) M.S. Smits-Nusteling [1]	Member of the Supervisory Board	1966	2017
Johannes (Hans) M.C. Stork [3]	Member of the Supervisory Board	1954	2018
Antoinette (Annet) P. Aris [3,4]	Member of the Supervisory Board	1958	2019
Gerard J. Kleisterlee [2,3]	Member of the Supervisory Board	1946	2019
Rolf-Dieter Schwalb [1,4]	Member of the Supervisory Board	1952	2019
Peter T.F.M. Wennink	President, Chief Executive Officer and member of the Board of Management	1957	2018
Martin A. van den Brink	President, Chief Technology Officer and member of the Board of Management	1957	2018
Frits J. van Hout	Executive Vice President, Chief Program Officer and member of the Board of Management	1960	2017
Frédéric J.M. Schneider-Maunoury	Executive Vice President, Chief Operations Officer and Member of the Board of Management	1961	2018
Wolfgang U. Nickl	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1969	2018

1.	Member of the AC.

2.	Member of the Selection and Nomination Committee.

3.	Member of the Technology and Strategy Committee.

4.	Member of the Remuneration Committee.

5.	Mr. Van der Poel is to retire by rotation at the 2016 AGM.
Mr. Fröhlich retired from the SB per the 2015 AGM. At the 2015 AGM Ms. Aris, Mr. Kleisterlee and Mr. Schwalb were appointed as members of the SB for a period of four years.
The Works Council has an enhanced right to make recommendations for nomination of one-third of the members of the SB, which recommendations may be rejected by the SB in limited circumstances. See Item 6.C. "Board Practices — Supervisory Board". At the AGM held in 2009, Ms. Van der Meer Mohr was appointed pursuant to this recommendation right, and at the 2013 AGM she was reappointed in accordance with this recommendation right. At the 2014 AGM, Mr. Stork was appointed pursuant to this recommendation right. At the 2015 AGM, Ms. Aris was appointed based on this enhanced recommendation right.
The SB spent considerable time discussing its future composition, in view of the rotation schedule and envisaged changes in the coming years. For the fulfillment of vacancies several factors are taken into consideration. The SB profile includes the intention to have at least 30 percent representation of each gender in ASML’s SB. This aspect has been taken into account in the process that has led to the nomination and appointment of the following three new SB members by the 2015 AGM: Ms. Aris, Mr. Kleisterlee and Mr. Schwalb.
There are no family relationships among the members of our SB and our BoM.

ASML ANNUAL REPORT 2015    32

Director and Officer Biographies
Arthur P.M. van der Poel
Mr. Van der Poel was appointed to our SB in March 2004 and was appointed as Chairman in March 2007. Mr. Van der Poel was CEO of Philips Semiconductors, a member of the Board of Management and a member of the Group Management Committee of Royal Philips Electronics N.V. Currently, Mr. Van der Poel is the Chairman of the supervisory board of BDR Thermea. He was a member of the Board of Directors of Gemalto Holding N.V. until December 2015. Mr. Van der Poel was also a member of the supervisory board of Royal HaskoningDHV B.V. until April 2014.
Douglas A. Grose
Mr. Grose was appointed to our SB in April 2013. Mr. Grose was CEO of GlobalFoundries. Mr. Grose also served as senior vice president of technology development, manufacturing and supply chain for AMD. Prior to that, Mr. Grose spent 25 years at IBM as General Manager of technology development and manufacturing for the systems and technology group. Currently, Mr. Grose is the CTO of BessTech and a member of the Board of Directors of SBA Materials, inc.
Pauline F.M. van der Meer Mohr
Ms. Van der Meer Mohr was appointed to our SB in March 2009. Ms. Van der Meer Mohr was managing partner of the Amstelbridge Group, Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT N.V., and has held several senior executive roles at the Royal/Dutch Shell group of companies in various areas. Ms. Van der Meer Mohr served as President of the Executive Board of the Erasmus University Rotterdam, the Netherlands until December, 2015. Currently, Ms. Van der Meer Mohr is the Chairperson of the supervisory board of EY, a member of the supervisory board of Royal DSM N.V., Non-Executive Director of HSBC Holdings Plc, the Chairperson of the Executive Board of the Fulbright Center, Chairperson of the supervisory board of Nederlands Danstheater and a member of the Board Concertgebouw Fonds.
Wolfgang H. Ziebart
Mr. Ziebart was appointed to our SB in March 2009. Mr. Ziebart was President and CEO of Infineon Technologies A.G. Prior to that, Mr. Ziebart was on the Boards of Management of car components manufacturer Continental A.G. and automobile producer BMW A.G. Mr. Ziebart was the Group Engineering Director of Jaguar Land Rover Ltd. until April 2015. Currently, Mr. Ziebart is the Chairman of the supervisory board of Nordex SE and a member of the Board of Autoliv, Inc.
Clara (Carla) M.S. Smits-Nusteling
Ms. Smits-Nusteling was appointed to our SB in April 2013. Ms. Smits-Nusteling was CFO and a member of the Board of Management of Royal KPN N.V. Ms. Smits-Nusteling also held several finance and business related positions at Royal KPN N.V. and PostNL. Currently, Ms. Smits-Nusteling is a Non-Executive Director of the Board of Tele2 AB, a member of the Management Board of the Foundation Unilever N.V. Trust Office and lay judge of the Enterprise Court of the Amsterdam Court of Appeal.
Johannes (Hans) M.C. Stork
Mr. Stork was appointed to our SB in April 2014. Mr. Stork held various management positions at IBM Corporation, Hewlett Packard Company, Texas Instruments, Inc. and Applied Materials, Inc., including Senior Vice President and CTO of Texas Instruments, Inc. and Group Vice President and CTO of Applied Materials, Inc. Further, Mr. Stork was a member of the Board of Sematech. Currently, Mr. Stork serves as Senior Vice President and CTO of ON Semiconductor Corporation and is also a member of the Scientific Advisory Board of imec.
Antoinette (Annet) P. Aris
Ms. Aris was appointed to our SB in April 2015. Ms. Aris is Adjunct Professor of Strategy at INSEAD, France, a position she has held since 2003. From 1994 to 2003 Ms. Aris was a partner at McKinsey & Company in Germany. Ms. Aris was a member of the Board of Directors of Sanoma Oyj until April, 2015 and a member of the supervisory board of Kabel Deutschland AG until July, 2015. Currently, Ms. Aris is a Non-Executive Director of Thomas Cook Plc. and a member of the supervisory boards of ProSiebenSat.1 AG, Jungheinrich AG and ASR Netherlands N.V.
Gerard J. Kleisterlee
Mr. Kleisterlee was appointed to our SB in April 2015. Mr. Kleisterlee joined Philips in 1974. In 2001 Mr. Kleisterlee became President and CEO of the Board of Management of Royal Philips N.V., a position he has held until 2011. Currently, Mr. Kleisterlee is the Chairman of the Board of Vodafone Group Plc., Non-Executive Director of Royal Dutch Shell Plc., and Non-Executive Director of IBEX Global Solutions Plc.
Rolf-Dieter Schwalb
Mr. Schwalb was appointed to our SB in April 2015. Mr. Schwalb was CFO and member of the Board of Management of Royal DSM N.V. from 2006 to 2014. Prior to his appointment at DSM, Mr. Schwalb was CFO and member of the Executive Board of Beiersdorf AG. Before that, Mr. Schwalb held a variety of management positions in Finance, IT and Internal Audit at Beiersdorf AG and Procter & Gamble Co.

ASML ANNUAL REPORT 2015    33

Peter T.F.M. Wennink
Mr. Wennink joined ASML in January, 1999 and was appointed as Executive Vice President, CFO and member of our BoM in July, 1999. Mr. Wennink was appointed as President and CEO on July 1, 2013. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink is a member of the Dutch Institute of Registered Accountants, a member of the supervisory board of Bank Insinger de Beaufort N.V. and a member of the Advisory Board of the Investment Committee of Stichting Pensioenfonds ABP (Dutch pension fund for government employees). Mr. Wennink further serves on the board of the FME-CWM (the employers’ organization for the technology industry in the Netherlands).
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
Frits J. van Hout
Mr. Van Hout joined ASML in 1984 and rejoined ASML in 2001, after an eight year absence. He was appointed as a member of our BoM on March 26, 2009. Mr. Van Hout was appointed as Executive Vice President and CPO on July 1, 2013. Prior to that, Mr. Van Hout served as Executive Vice President and CMO, Executive Vice President Integral Efficiency, Senior Vice President Customer Support and held various other positions. From 1992 until 2001, Mr. Van Hout served as CEO of the Beyeler Group and held various management positions at Datacolor International. Mr. van Hout earned a Master’s degree in Theoretical Physics (1981), University of Oxford; and a Master’s degree in Applied Physics (1984), Eidgenössische Technische Hochschule, Zürich.
Frédéric J.M. Schneider-Maunoury
Mr. Schneider-Maunoury joined ASML in December, 2009, as Executive Vice President and COO and was appointed to our BoM on March 24, 2010. Prior to joining ASML, Mr. Schneider-Maunoury served as Vice President Thermal Products Manufacturing of the power generation and rail transport equipment group ALSTOM. Previously, Mr. Schneider-Maunoury was general manager of the worldwide Hydro Business of ALSTOM. Further, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry. Mr. Schneider-Maunoury is a graduate of Ecole Polytechnique (1985) and Ecole Nationale Supérieure des Mines (1988) in Paris.
Wolfgang U. Nickl
Mr. Nickl joined ASML in December, 2013, as Executive Vice President and CFO and was appointed as a member of our BoM per the 2014 AGM. Prior to joining ASML, Mr. Nickl served as Executive Vice President and CFO at Western Digital Corporation, a US-headquartered, NASDAQ-listed developer and manufacturer of storage devices, where he held several financial and operational leadership roles. Before Western Digital, Mr. Nickl gained experience in finance and IT consulting. He earned a BA in Business from the University of Cooperative Education in Stuttgart, Germany, and an MBA from the University of Southern California’s Marshall School of Business in Los Angeles, United States.
B. Compensation
The information required by Item 6.B. is incorporated by reference from our 2015 Remuneration Report (pages 14,15,16, 18 and 19) which is included as exhibit 99.2 on Form 6-K furnished with the SEC on February 5, 2016.
C. Board Practices
General
We endorse the importance of good corporate governance, of which independent supervision, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the BoM, the SB, our employees and our shareholders.
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

•	Apply high-quality standards for disclosures, accounting and auditing; and

•	Apply stringent rules with regard to insider securities trading.

ASML ANNUAL REPORT 2015    34

Two-Tier Board Structure
ASML is incorporated under Dutch law and has a two-tier board structure. Responsibility for the management of ASML lies with the BoM. Independent, non-executive members serve on the SB, which supervises and advises the members of the BoM in performing their management tasks. The BoM has the duty to keep the SB informed, consult with the SB on important matters and submit certain important decisions to the SB for its approval. The SB is responsible for supervising, monitoring and advising the BoM on: (i) the achievement of ASML's objectives, (ii) ASML's strategy and management of risks inherent to ASML's business activities, (iii) the structure and operation of internal risk management and control systems, (iv) the financial reporting process and (v) the compliance with applicable legislation and regulations.
SB members are prohibited from serving as officers or employees of ASML, and members of the BoM cannot serve on the SB.
Board of Management
The BoM consists of at least two members or such larger number of members as determined by the SB. Members of the BoM are appointed by the SB. The SB must notify the General Meeting of Shareholders of the intended appointment of a member of the BoM. In accordance with the Dutch Corporate Governance Code, members of the BoM shall be appointed for a maximum period of four years, but may be re-appointed. Members of the BoM serve until the end of the term of their appointment, voluntary retirement, or suspension or dismissal by the SB. In the case of dismissal, the SB must first inform the General Meeting of Shareholders of the intended removal.
The SB determines the remuneration of the individual members of the BoM, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the SB. ASML’s remuneration policy is included in the 2015 Remuneration Report.
For more details on the BoM, see Item 6.A. "Directors and Senior Management" and Item 6.B. "Compensation".
Supervisory Board
The SB consists of at least three members or such larger number as determined by the SB. The SB prepares a profile in relation to its size and composition; ASML’s SB profile is posted on ASML’s website.
Members of the SB are appointed by the General Meeting of Shareholders from nominations of the SB. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the SB presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the SB may reject). In addition, the Works Council has an enhanced right to make recommendations for nomination of one-third of the members of the SB, which recommendation may only be rejected by the SB: (i) if the relevant person is unsuitable or (ii) if the SB would not be duly composed if the recommended person were appointed as a SB member. If no agreement can be reached between the SB and the Works Council on these recommendations, the SB may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.
Nominations of the SB may be rejected by the General Meeting of Shareholders by an absolute majority of the votes representing one-third of the total outstanding capital. If the votes cast in favor of such resolution do not represent one-third of the total outstanding capital, a new meeting can be convened at which the nomination can be rejected by an absolute majority. If a nomination is rejected, the SB must make a new nomination. If a nomination is not rejected and the General Meeting of Shareholders does not appoint the nominated person, the SB will appoint the nominated person.
Members of the SB serve for a maximum term of four years from the date of their appointment, or a shorter period as set out in the rotation schedule as adopted by the SB. They may be re-appointed, provided that their entire term of office does not exceed twelve years. The General Meeting of Shareholders may, with an absolute majority of the votes representing one-third of the total outstanding capital, dismiss the SB in its entirety for lack of confidence. In such event, the Enterprise Chamber of the Amsterdam Court of Appeal shall appoint new members of the SB at the request of the BoM.
Upon the proposal of the SB, the General Meeting of Shareholders determines the remuneration of the members of the SB. A member of the SB may not be granted any shares or share options by way of remuneration.
For more details on the SB, see Item 6.A "Directors and Senior Management" and Item 6.B."Compensation".
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

Rules of Procedure
The BoM and the SB have adopted Rules of Procedure for each of the BoM, SB and the four Committees of the SB. These Rules of Procedure are posted on our Website.

ASML ANNUAL REPORT 2015    35

Directors and Officers Insurance and Indemnification
Members of the BoM and SB, as well as certain senior management members, are insured under ASML’s Directors and Officers Insurance Policy. Although the insurance policy provides for broad coverage, our directors and officers may incur uninsured liabilities. ASML has agreed to indemnify its members of the BoM and SB against any claims arising in connection with their position within ASML, provided that such claim is not attributable to willful misconduct or intentional recklessness.
Corporate Governance Developments
ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include rules that have been promulgated in the United States both by NASDAQ and by the SEC. See also Item 16.G. "Corporate Governance".
The Dutch Corporate Governance Code came into effect on January 1, 2004 and was amended as of January 1, 2009. Dutch listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why. It is expected that the Dutch Corporate Governance Code Monitoring Committee will publish a public consultation document on February 11, 2016. The outcome of this consultation process will likely lead to a revision of the Code. As part of the continued effort of ASML's SB and BoM to ensure that our practices and procedures comply with Dutch corporate governance requirements, we intend to carefully monitor these developments, participate in the consultation process, and assess the implications for our corporate governance structure.
ASML reports on its compliance with the Dutch Corporate Governance Code in its 2015 Statutory Annual Report.
Committees of ASML’s Supervisory Board
While retaining overall responsibility, the SB assigns certain of its tasks to its four Committees: the AC, the Remuneration Committee, the Selection and Nomination Committee and the Technology and Strategy Committee. Members of these Committees are appointed from among the SB members.
The Chairman of each Committee reports to the SB the issues and items discussed in each meeting. In addition, the minutes of each Committee are available to all members of the SB, enabling the SB to make the appropriate decisions.
Audit Committee
The current members of our AC are Ms. Smits-Nusteling (Chairperson), Ms. Van der Meer Mohr, Mr. Van der Poel and Mr. Schwalb, each of whom is an independent, non-executive member of our SB in accordance with the NASDAQ Listing Rules and SEC regulations. The SB has determined that each of Ms. Smits-Nusteling and Mr. Schwalb qualify as AC financial expert pursuant to Section 407 of the Sarbanes-Oxley Act and the rules promulgated thereunder. Our external auditor, CEO, CFO, Corporate Controller, Corporate Chief Accountant, Vice President Corporate Risk and Assurance, as well as other ASML employees invited by the Chairman of the AC may also attend the meetings of the AC.
The AC assists the SB in:

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

In 2015, the AC held nine scheduled meetings, either in person or via conference call.
Remuneration Committee
The current members of our Remuneration Committee are Mr. Ziebart (Chairman), Ms. Aris and Mr. Schwalb, each of whom is an independent, non-executive member of our SB in accordance with the NASDAQ Listing Rules. In 2015, the Remuneration Committee held five scheduled meetings, either in person or via conference call.
For details on the Remuneration Committee See Item 6.B. "Compensation".
Selection and Nomination Committee
The current members of our Selection and Nomination Committee are Mr. Van der Poel (Chairman), Mr. Grose and Ms. Van der Meer Mohr. Furthermore, as of January 1, 2016, Mr. Kleisterlee became a member of the Selection and Nomination Committee. Each of the members is an independent, non-executive member of our SB in accordance with the NASDAQ Listing Rules.
The Selection and Nomination Committee assists the SB in:

•	Preparing the selection criteria and appointment procedures for members of ASML’s SB and BoM;

•	Periodically evaluating the scope and composition of the BoM, the SB, and proposing the profile of the SB in relation thereto;

•	Periodically evaluating the functioning of the BoM and the SB and the individual members of those boards and reporting the results thereof to the SB; and

•	Proposing (re-)appointments of members of the BoM and the SB, and supervising the policy of the BoM in relation to the selection and appointment criteria for senior management.

ASML ANNUAL REPORT 2015    36

The Selection and Nomination Committee furthermore discusses imminent corporate governance developments, for example those based on legislative proposals, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code.
In 2015, the Selection and Nomination Committee held three scheduled meetings, either in person or by conference call.
Technology and Strategy Committee
The current members of our Technology and Strategy Committee are Mr. Grose (Chairman), Ms. Aris, Mr. Kleisterlee, Mr. Stork, and Mr. Ziebart. The Technology and Strategy Committee may appoint one or more advisors from within and/or from outside ASML. The advisors to the Technology and Strategy Committee may be invited as guests to the meetings, or parts thereof, but are not entitled to vote in the meetings.
The Technology and Strategy Committee assists the SB in relation to the following responsibilities and may prepare resolutions for the SB related thereto:

•	Familiarization with and risk assessment and study of potential strategies, required technical resources, technology roadmaps and product roadmaps; and

•	Providing advice to the SB with respect to matters related thereto.
In 2015, the Technology and Strategy Committee held six scheduled meetings, either in person or via conference call.
Disclosure Committee
ASML has a DC to ensure compliance with applicable disclosure requirements arising under US and Dutch law and applicable stock exchange rules, US GAAP, IFRS as adopted by the EU and the Sarbanes-Oxley Act. The DC is composed of various members of senior management, and reports to the CEO and CFO. The DC informs the AC about the outcome of the DC meetings.
The DC gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the DC advises the CEO and CFO on the effectiveness of the disclosure controls and procedures and, of the internal control over financial reporting, each as contemplated by the Sarbanes-Oxley Act.
During 2015, the DC reviewed among other things the quarterly and annual financial results announcements, the Statutory Interim Report, the Annual Report on Form 20-F and the Statutory Annual Report. In addition, the DC also advised the CEO and CFO on the effectiveness of the disclosure controls and procedures, and of the internal control over financial reporting in accordance with disclosures and certifications required under the Sarbanes-Oxley Act).
D. Employees
The following table presents our total numbers of payroll employees and temporary employees as of December 31, 2015, 2014 and 2013 (in FTEs). These employees work primarily in manufacturing & logistics and in R&D:

As of December 31	2013	2014	2015
Payroll Employees	10,360	11,318	12,168
Temporary Employees	2,865	2,754	2,513
Employees (in FTEs)	13,225	14,072	14,681

During 2015, the average number of payroll employees in FTEs was 11,824, and the average number of temporary employees in FTEs employed was 2,546. The increases in payroll employees in FTEs in 2015 compared to 2014 and in 2014 compared to 2013 are in line with our net sales growth.
For a more detailed description of our payroll employee information, see Notes 17 and 21 to our Financial Statements.
Our future success also depends on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing. See Item 3.D. "Risk Factors – Risks related to ASML – Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees."
ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. A Works Council is a representative body of the employees of a Dutch company elected by the employees. The BoM of any Dutch company that runs an enterprise with a Works Council must seek the non-binding advice of the Works Council before taking certain decisions with respect to ASML, such as those related to a major restructuring or a change of control. In case the Works Council renders a contrary advice on a particular decision and the BoM nonetheless wishes to proceed, the BoM must temporarily suspend any further action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, may only be taken with the Works Council’s approval. Failing approval of the Works Council, the respective decision can only be taken with the approval of the Dutch District Court.

ASML ANNUAL REPORT 2015    37

E. Share Ownership
For information with respect to the grant of shares and stock options to our employees see Note 17 to our Financial Statements, Item 6.B. "Compensation" and Item 7.A. "Major Shareholders".
Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the total number of ordinary shares owned by each shareholder that reported to the AFM or SEC a beneficial ownership of ordinary shares that is at least 3.0 percent of our ordinary shares issued and outstanding, as well as the ordinary shares (including shares underlying options) owned by our members of the BoM (which includes those persons specified in Item 6.A. "Directors, Senior Management and Employees"), as a group, as of December 31, 2015. The information set out below with respect to shareholders other than the BoM is solely based on public filings with the SEC and AFM as of February 1, 2016.

Identity of Person or Group	Shares Owned	Percent of Class [6]
Capital Group International, Inc [1]	67,265,695	15.72%
Stichting Administratiekantoor MAKTSJAB/Intel [2]	62,977,877	14.71%
BlackRock Inc. [3]	27,188,038	6.35%
Members of ASML’s Board of Management (5 persons) 4,[5]	210,291	0.05%

1.
As reported to the AFM on April 25, 2014, Capital Group International, Inc. and CRMC, which we believe to be an affiliate of Capital Group International, Inc., indirectly have 605,391,255 voting rights corresponding to 67,265,695 shares (based on nine votes per share) of our ordinary shares but do not have ownership rights related to those shares. Capital World Investors reported on a Schedule 13-G/A filed with the SEC on February 13, 2015, that it is the beneficial owner of 45,024,312 shares of our ordinary shares as a result of its affiliation with CRMC. In addition, the Growth Fund of America reported to the AFM on May 15, 2014 that it owns 3.22% of our outstanding shares. We believe that some or all of these shares are included within the shares reported to be owned by Capital Group International, Inc., as set forth above.

2.	Stichting Administratiekantoor MAKTSJAB owns the stated percentage of our ordinary shares and has issued corresponding depository receipts to Intel.

3.
Based solely on the Schedule 13-G filed by BlackRock Inc. with the SEC on January 28, 2016; Blackrock reports voting power with respect to 24,425,454 of these shares. A public filing with the AFM on April 21, 2015 shows aggregate holdings of various BlackRock funds of (based on total number of issued shares at the time) 4.05% in shares and 5.05 % in voting rights.

4.
Does not include unvested shares granted to members of the BoM. Further information required by Item 7.A. is incorporated by reference from ASML’s 2015 Remuneration Report, see Item 6.B. "Compensation".

5.	No shares are owned by members of the SB.

6.
As a percentage of the total number of ordinary shares issued and outstanding (427,986,682) as of December 31, 2015, which excludes 5,345,891 ordinary shares which have been issued but are held in treasury by ASML. Please note that share ownership percentages reported to the AFM are expressed as a percentage of the total number of ordinary shares issued (including treasury stock) and that accordingly, percentages reflected in this table may differ from percentages reported to the AFM.

The Intel Stichting acquired the shares indicated above as part of our CCIP in the second half of 2012 (as did the Stichtingen that acquired shares for the other Participating Customers in the CCIP). The Intel Stichting does not vote on the ordinary shares held by it, unless instructed to do so by Intel in accordance with its shareholder agreement with us. Intel is not entitled to vote on the ASML shares held by the Intel Stichting, except in certain exceptional circumstances: i) the authorization of certain significant share issuances and share repurchases, ii) any amendment to the Articles of Association that would materially affect the specific voting rights of Intel, iii) any significant change in the identity or nature of ASML or its business, iv) the dissolution of ASML, v) any merger or demerger which would result in a material change in the identity or nature of ASML or its business (see Item 10.C. "Material Contracts—Customer Co-Investment Program").
The Stichting that held the 20,992,625 of our ordinary shares acquired by TSMC as part of the CCIP in the second half of 2012 has informed ASML that TSMC has sold all of those shares.
We do not issue share certificates. See Item 10.B. "Memorandum and Articles of Association".
As of December 31, 2015, 57,302,778 NASDAQ shares were held by 364 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.
Obligations of Shareholders to Disclose Holdings under Dutch Law
Holders of our shares may be subject to reporting obligations under the FMSA.
The disclosure obligations under the FMSA apply to any person or entity that acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the EU, such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 3.0, 5.0, 10.0, 15.0, 20.0, 25.0, 30.0, 40.0, 50.0, 60.0, 75.0 or 95.0 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to ASML, the FMSA requires any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the AFM immediately.

ASML ANNUAL REPORT 2015    38

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
For the same purpose, the following instruments qualify as "shares": (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).
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
B. Related Party Transactions
Intel is the largest participant in the CCIP, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (after giving effect to the synthetic share buyback in November 2012).
Please see Item 10.C. "Material Contracts – Customer Co-Investment Program" and Note 27 to our Financial Statements for more information about the CCIP. See Note 28 to our Financial Statements for details on sales to Intel in 2015 and outstanding balances as of December 31, 2015.
There have been no other material transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to shares and stock options described under Note 17 to our Financial Statements. Furthermore, ASML has not granted any personal loans, guarantees, or the like to members of the BoM or SB.
C. Interests of Experts & Counsel
Not applicable.
Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See Item 18 "Financial Statements".
Export Sales
See Note 20 to our Financial Statements.
Legal Proceedings
See Item 4.B. "Business Overview – Intellectual Property" and Note 18 to our Financial Statements.

ASML ANNUAL REPORT 2015    39

Dividend Policy
As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.
For 2015, a proposal to declare a dividend of EUR 1.05 per ordinary share of EUR 0.09 nominal value will be submitted to the 2016 AGM.
B. Significant Changes
No significant changes have occurred since the date of our Financial Statements. See Item 5.D. "Trend Information" and Note 29 to the Financial Statements.
Item 9 The Offer and Listing
A. Offer and Listing Details
Our ordinary shares are listed for trading in the form of registered ASML NASDAQ shares and in the form of registered ASML Euronext Amsterdam shares. The principal trading market of our ordinary shares is Euronext Amsterdam. Our ordinary shares also trade on NASDAQ. For more information see Item 10.B. "Memorandum and Articles of Association".
Our shares listed on NASDAQ are registered with J.P. Morgan, our New York Transfer Agent, pursuant to the terms of the Transfer Agent Agreement between ASML and J.P Morgan. Our shares listed on Euronext Amsterdam are held in dematerialized form through the facilities of Euroclear Nederland, the Dutch centralized securities custody and administration system. The New York Transfer Agent charges shareholders a fee of up to USD 5.00 per 100 shares for the exchange of our shares listed at NASDAQ for our shares listed at Euronext Amsterdam and vice versa.
Dividends payable on our shares listed at NASDAQ are declared in euro and converted to US dollars at the rate of exchange at the close of business on the date determined by the BoM. The resulting amounts are distributed through the New York Transfer Agent and no charge is payable by holders of our shares listed at NASDAQ in connection with this conversion or distribution.
Pursuant to the terms of the Transfer Agent Agreement, we have agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made generally available by ASML to holders of ordinary shares. The New York Transfer Agent has waived its fees associated with routine services to ASML associated with our shares listed at NASDAQ. In addition, the New York Transfer Agent has agreed to reimburse certain reasonable expenses incurred by ASML in connection with the issuance and transfer of our shares listed at NASDAQ. In the year ended December 31, 2015, the Transfer Agent reimbursed USD 0.9 million of expenses incurred by ASML (which mainly comprised of audit, advisory, legal and listing fees incurred due to the existence of our shares listed at NASDAQ).

ASML ANNUAL REPORT 2015    40

The following table sets forth, for the periods indicated, the high and low closing prices of our shares listed at NASDAQ and our shares listed at Euronext Amsterdam.

	ASML NASDAQ shares USD		ASML Euronext Amsterdam shares EUR
	High	Low	High	Low
Annual Information
2015	113.80	83.08	103.80	73.64
2014	109.64	79.90	89.88	57.57
2013	100.96	63.08	74.30	47.20
2012	64.68	40.91	49.36	31.81
2011	45.82	31.08	32.81	22.28
Quarterly Information
4th quarter 2015	96.33	85.97	88.96	74.47
3rd quarter 2015	106.68	83.08	98.26	73.64
2nd quarter 2015	113.80	94.50	103.80	88.22
1st quarter 2015	110.75	98.65	101.85	84.67

4th quarter 2014	109.64	90.06	89.88	70.20
3rd quarter 2014	102.13	83.28	78.89	62.20
2nd quarter 2014	94.80	79.90	69.61	57.57
1st quarter 2014	93.36	84.09	67.76	62.05
Monthly Information
January 2016	91.84	77.47	84.22	71.75
December 2015	93.24	86.46	87.77	77.71
November 2015	96.33	90.27	88.96	84.11
October 2015	93.64	85.97	85.14	74.47
September 2015	93.88	83.08	84.05	73.64
August 2015	99.42	85.30	91.12	74.79

B. Plan of Distribution
Not applicable.
C. Markets
See Item 9.A. "Offer and Listing Details".
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10 Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Our Articles of Association included as Exhibit 99.1 to our form 6-K filed furnished with the SEC on February 8, 2013 (the "Articles of Association").
Current Authorizations to Issue and Repurchase Ordinary Shares
Our BoM has the power to issue ordinary and preference shares if and insofar as the BoM has been authorized to do so by the General Meeting of Shareholders. The BoM requires the approval of the SB for such an issue. An authorization of the BoM to issue shares or preference shares may be effective for a specified period of up to five years and may be renewed. In the absence of such authorization, the General Meeting of Shareholders has the power to authorize the issuance of ordinary or preference shares, upon the proposal of the BoM, which proposal must be authorized by the SB.

ASML ANNUAL REPORT 2015    41

At our 2015 AGM, our shareholders authorized the BoM to issue ordinary shares and/or rights thereto through October 22, 2016, up to an aggregate maximum of 5.0 percent of ASML’s issued share capital, at April 22, 2015, plus an additional 5.0 percent of ASML's issued share capital at April 22, 2015 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. At our 2016 AGM, our shareholders will be asked to extend this authority through October 29, 2017.
Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders, the BoM has the power subject to approval of the SB, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2015 AGM, our shareholders authorized the BoM through October 22, 2016, subject to approval of the SB, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital at April 22, 2015. At our 2016 AGM, our shareholders will be asked to extend this authority through October 29, 2017.
In addition, the articles of association provide for 9,000 ordinary shares B with a nominal value of EUR 0.01. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting of Shareholders. Holders of fractional shares had the opportunity, until July 31, 2013, to convert fractional shares into ordinary shares B to obtain voting rights with respect to those fractional shares. No ordinary shares B have been issued.
We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the SB and the authorization of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The BoM is currently authorized, subject to SB approval, to repurchase as of April 22, 2015 through October 22, 2016, up to a maximum of two times 10.0 percent of ASML’s issued share capital as of April 22, 2015, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our 2016 AGM, our shareholders will be asked to extend this authorization through October 29, 2017.
C. Material Contracts
Customer Co-Investment Program
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our R&D projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of our development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the CCIP initially consisted of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML entered into NRE Funding Agreements with the Participating Customers.
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
In addition to the funding commitments described above, the Participating Customers have invested in 96,566,077 of our ordinary shares, the proceeds of which, totaling EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a synthetic share buyback executed in November 2012. For further information regarding the synthetic share buyback, see Note 25 to our Financial Statements.
Description of Shareholder Agreement and NRE Funding Agreements
In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE Funding Agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 62,977,877 of our ordinary shares. A description of the shareholders agreement and NRE Funding Agreements between ASML and Intel is set out below. The shareholders agreements and the NRE Funding Agreements between ASML and the other program participants – TSMC (which acquired 20,992,625 of our ordinary shares and made an EUR 276 million funding commitment) and Samsung (which acquired 12,595,575 of our ordinary shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations ("Stichtingen") established for each participant.
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

ASML ANNUAL REPORT 2015    42

Voting Restrictions
Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under "Standstill; Additional Purchases" below) prior to a shareholder agreement termination event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting of Shareholders (the "Voting Restrictions"): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the BoM as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.
Standstill, Lock-up and Orderly Market Arrangements
Standstill; Additional Purchases
Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the "Standstill Period"), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the "Standstill Restriction"). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a shareholder agreement termination event.
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
Lock-up; Orderly Sell Down
Intel agreed not to, without prior written consent of ASML, transfer any ordinary shares or depositary receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE Funding Agreements, and (iii) the occurrence of a shareholder agreement termination event ((i), (ii) and (iii) together, the "Lock-Up Restriction"). This Lock-Up Restriction has now expired. The TSMC Stichting that held TSMC's shares in the CCIP has informed ASML that TSMC has sold all of those shares.
In addition, Intel may not (even now after the Lock-Up Restriction has ended), without written consent of ASML, transfer on Euronext Amsterdam, NASDAQ or another securities exchange more than 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung); the foregoing restriction does not apply to block trades or underwritten offerings. There are also restrictions on Intel's ability to transfer ASML shares to certain competitors or customers of ASML.

ASML ANNUAL REPORT 2015    43

Termination
The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a "shareholder agreement termination event") (i) certain change of control transactions where the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting of Shareholders following such transaction, (ii) in the event of a delisting of our shares listed at Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (iv) in the event that all depositary receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see "Standstill; Additional Purchases" above).
NRE Funding Agreements
On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements pursuant to which Intel has agreed to fund certain of ASML’s R&D costs and project expenditures. One agreement relates to the Intel 450mm NRE Funding Agreement and the other relates to the Intel EUV NRE Funding Agreement (together the "Intel NRE Funding Agreements"). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreements (2013-2017). Under the agreements, ASML retains sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV), then the parties may agree on an alternative development project. If no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant Intel NRE Funding Agreements.
The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the Intel NRE Funding Agreements.
D. Exchange Controls
There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of ASML, to the rights of non-Dutch residents to hold or vote ordinary shares. Cash distributions, if any, payable in euros on our shares listed at Euronext Amsterdam may be officially transferred by a bank from the Netherlands and converted into any other currency without being subject to any Dutch legal restrictions. However, for statistical purposes, such payments and transactions must be reported by ASML to the Dutch Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Cash distributions, if any, on our shares listed at NASDAQ shall be declared in euros but paid in US dollars, converted at the rate of exchange at the close of business on the date fixed for that purpose by the BoM in accordance with the Articles of Association.
E. Taxation
Dutch Taxation
The statements below represent a summary of current Dutch tax laws, regulations and judicial interpretations thereof. The description is limited to the material tax implications for a holder of ordinary shares who is not, and/or is not deemed to be, a resident of the Netherlands for Dutch tax purposes ("Non-Resident Holder"). This summary does not address special rules that may apply to special classes of holders of ordinary shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in ordinary shares should consult his or her tax counsel.
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

ASML ANNUAL REPORT 2015    44

Income Tax Consequences for Individual Non-Resident Holder on Owning and Disposing of the Ordinary Shares
An individual who is a Non-Resident Holder will not be subject to Dutch income tax on received income in respect of our ordinary shares or capital gains derived from the sale, exchange or other disposition of our ordinary shares, provided that such holder:

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

•
Does not share and has not shared directly (through the beneficial ownership of ordinary shares or similar securities) in the profits of an enterprise managed and controlled in the Netherlands which (is deemed to) own(s), or (is deemed to have) has owned, our ordinary shares; and

•
Does not carry out and has not carried out any activities which generate taxable profit in the Netherlands or taxable income in the Netherlands to which the holding of our ordinary shares was connected.

Corporate Income Tax Consequences for Corporate Non-Resident Holders
Income derived from ordinary shares or capital gains derived from the sale, exchange or disposition of ordinary shares by a corporate Non-Resident Holder is taxable if:

•
The holder carries on a business in the Netherlands through a permanent establishment or a permanent representative in the Netherlands (Dutch enterprise) and the ordinary shares are attributable to this permanent establishment or permanent representative, unless the participation exemption (discussed below) applies; or

•
The holder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which our ordinary shares are attributable, while the profits of such holder are taxable in the Netherlands pursuant to article 17(3)(c) of the Dutch Corporate Income Tax Act 1969; or

•
The holder has a substantial interest in our share capital, which is held with the primary aim or one of the primary aims to evade the levy of income tax or dividend withholding tax at the level of another person and which is not put into place with valid commercial reasons that reflect economic reality; or

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
Further, under certain circumstances, certain tax exempt organizations (e.g. pension funds) may be eligible for a refund of Dutch dividend withholding tax upon their request.

ASML ANNUAL REPORT 2015    45

A Non-Resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-Resident Holder’s country of residence. The Netherlands has concluded such treaties with the US, Canada, Switzerland, Japan, most EU member states, as well as many other countries. Under the treaty between the US and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "US Tax Treaty"), dividends paid by us to a Non-Resident Holder that is a resident of the US as defined in the US Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0 percent Dutch withholding tax or, in the case of certain US corporate shareholders owning directly at least 10.0 percent of our voting power, a reduction to 5.0 percent, provided that the Holder is the beneficial owner of the dividends received and does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The tax treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholder owning directly at least 80.0 percent of our voting power and meeting all other requirements. The US Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15.0 percent and are required to file for a refund of such withholding.
A Non-Resident Holder may not claim the benefits of the US Tax Treaty unless (i) he/she is a resident of the United States of America as defined therein, or (ii) he/she is deemed to be a resident on the basis of the provisions of article 24(4) of the US Tax Treaty, and (iii) his or her entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the US Tax Treaty.
Dividend Stripping Rules
Under Dutch tax legislation regarding anti-dividend stripping, no exemption from, or refund of, Dutch dividend withholding tax is granted if the recipient of dividends paid by us is not considered the beneficial owner of such dividends.
Gift or Inheritance Taxes
Dutch gift or inheritance taxes will not be levied on the transfer of ordinary shares by way of gift, or upon the death of a Non-Resident Holder, unless the transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of the gift or death, is deemed to be, resident of the Netherlands.
Gift tax and inheritance tax are levied on the beneficiary. For purposes of Dutch gift and inheritance tax, an individual of Dutch nationality is deemed to be a resident of the Netherlands if he/she has been a resident thereof at any time during the ten years preceding the time of the gift or death. For purposes of Dutch gift tax, a person not possessing Dutch nationality is deemed to be a resident of the Netherlands if he/she has resided therein at any time in the twelve months preceding the gift.
Value Added Tax
No Dutch value added tax is imposed on dividends in respect of our ordinary shares or on the transfer of our shares.
Residence
A Non-Resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding our ordinary shares or of the execution, performance, delivery and/or enforcement of rights in respect of our ordinary shares.
United States Taxation
The following is a discussion of the material US federal income tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares by a US Holder (as defined below) acting in the capacity of a beneficial owner who is not a tax resident of the Netherlands. This discussion deals only with Ordinary Shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, financial institutions, regulated investment companies, dealers in securities/traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, investors owning directly, indirectly or constructively 10.0 percent or more of our outstanding voting shares, investors who hold Ordinary Shares as part of hedging or conversion transactions and investors whose functional currency is not the US dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local, FIRPTA-related US federal income tax consequences, or non-US tax consequences.
This discussion is based on the US-Netherlands Income tax treaty, the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the US federal income tax consequences of acquiring or holding shares. Prospective purchasers of Ordinary Shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of US federal, state, local or non-US tax laws to which they may be subject.

ASML ANNUAL REPORT 2015    46

As used herein, the term ‘United States Holder’ means a beneficial owner of Ordinary Shares for US federal income tax purposes whose holding of such Ordinary Shares does not form part of the business property or assets of a permanent establishment or fixed base in the Netherlands; who is fully entitled to the benefits of the treaty in respect of such Ordinary Shares; and is:

•	An individual citizen or tax resident of the US; or

•	A corporation or other entity treated as a corporation for US federal income tax purposes created or organized in or under the laws of the US or of any political subdivision thereof; or

•	An estate of which the income is subject to US federal income taxation regardless of its source; or

•	A trust whose administration is subject to the primary supervision of a court within the US and which has one or more US persons who have the authority to control all of its substantial decisions.
If an entity treated as a partnership for US federal income tax purposes owns ordinary shares, the US federal income tax treatment of a partner in such partnership will generally depend upon the status and tax residency of the partner and the activities of the partnership. A partnership that owns Ordinary Shares and the partners in such partnership should consult their tax advisors about the US federal income tax consequences of holding and disposing of the ordinary Shares.
Passive Foreign Investment Company Considerations
We believe we were not a PFIC for US federal income tax purposes in 2015 and that we will not be a PFIC in 2016. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question. We have not conducted a detailed study at this time to confirm our non-PFIC status. If we were treated as a PFIC in any year during which a United States Holder owned common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.
Taxation of Dividends
United States Holders should generally include in gross income, as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Dutch withholding taxes) we make out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution includible in income of a United States Holder should be the US dollar value of the foreign currency (e.g. euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into US dollars. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s US tax basis in the Ordinary Shares and thereafter as taxable capital gain. We presently do not maintain calculations of our earnings and profits under US federal income tax principles. If we do not report to a United States Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Subject to limitations provided in the United States Internal Revenue Code, a United States Holder may generally deduct from its US federal taxable income, or credit against its US federal income tax liability, the amount of qualified Dutch withholding taxes. However, Dutch withholding tax may be credited only if the United States Holder does not claim a deduction for any Dutch or other non-US taxes paid or accrued in that year. In addition, Dutch dividend withholding taxes will likely not be creditable against the United States Holder’s US tax liability to the extent we are not required to pay over the amount withheld to the Dutch Tax Administration. Currently, a Dutch corporation that receives dividends from qualifying non-Dutch subsidiaries may credit source country tax withheld from those dividends against Dutch withholding tax imposed on a dividend paid by a Dutch corporation, up to a maximum of 3.0 percent of the dividend paid by the Dutch corporation. The credit reduces the amount of dividend withholding that we are required to pay to the Dutch Tax Administration but does not reduce the amount of tax we are required to withhold from dividends.
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

ASML ANNUAL REPORT 2015    47

Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, the Jobs and Growth Tax Relief Reconciliation Act of 2003, as amended by the Working Families Tax Relief Act of 2004, the American Jobs Creation Act of 2004, and the American Taxpayer Relief Act of 2012, reduces to 20.0 percent the maximum tax rate for certain dividends received by individuals, so long as certain exclusions do not apply and the stock has been held for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends received from ‘qualified foreign corporations’ generally qualify for the reduced rate. A non-US corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation if: (i) the shares of the non-US corporation are readily tradable on an established securities market in the US or (ii) the non-US corporation is eligible for the benefits of a comprehensive income tax treaty with the US that has been identified as a qualifying treaty and contains an exchange of information program. Individual United States Holders should consult their tax advisors regarding the impact of this provision on their particular situations.
Dividends paid by us generally will constitute ‘portfolio income’ for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as ‘investment income’ for purposes of the limitation on the deduction of investment interest expense.
Taxation on Sale or Other Disposition of Ordinary Shares
Upon a sale or other disposition of Ordinary Shares, a United States Holder will generally recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized, if paid in US dollars, or the US dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the US dollar, as the case may be, and the United States Holder’s US tax basis (determined in US dollars) in such Ordinary Shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the United States Holder in the Ordinary Shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for US federal income tax purposes. Gain or loss from the sale or other disposition of Ordinary Shares generally will be treated as US source income or loss for US foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the Ordinary Shares and the date the sale proceeds are converted into US dollars will be treated as ordinary income or loss from sources within the US. Each United States Holder should consult his or her tax advisor with regard to the translation rules applicable when computing its adjusted US tax basis and the amount realized upon a sale or other disposition of its Ordinary Shares if purchased in, or sold or disposed of for, a currency other than US dollar.
Information Reporting and Backup Withholding
Information returns may be filed with the IRS in connection with payments on the Ordinary Shares or proceeds from a sale, redemption or other disposition of the Ordinary Shares. A ‘backup withholding’ tax may be applied to, and withheld from, these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules might be refunded (or credited against the beneficial owner’s US federal income tax liability, if any) depending on the facts and provided that the required information is furnished to the IRS.
The discussion set out above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in US federal and other tax laws.
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

ASML ANNUAL REPORT 2015    48

I. Subsidiary Information
See Item 4.C. "Organizational Structure".
Item 11 Quantitative and Qualitative Disclosures About Market Risk
We are exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial condition and results from operations. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, we only enter into transactions with a limited number of major financial institutions that have good credit ratings. Also, we closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets.
Foreign Currency Risk Management
Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in US dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risks.
Details of the forward foreign exchange contracts and hedging activities are included in Note 4 to our Financial Statements.
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
Details of the interest rate swaps and hedging activities are included in Note 4 to our Financial Statements.
Financial Instruments
We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

As of December 31	2014		2015
(in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts	1,219,894	(52,319)	898,227	(2,675)
Interest rate swaps	1,013,053	138,367	1,013,053	115,618
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Sensitivity Analysis Financial Instruments
Foreign Currency Sensitivity
We are mainly exposed to fluctuations in exchange rates between the euro and the US dollar, the euro and Taiwanese dollar and the euro and the Japanese yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes or OCI, as shown.

ASML ANNUAL REPORT 2015    49

	2014		2015
(in thousands)	Impact on income before income taxes EUR	Impact on OCI EUR	Impact on income before income taxes EUR	Impact on OCI EUR

US dollar	3,347	15,913	(4,778)	22,834
Japanese yen	1,516	(10,002)	189	(7,495)
Taiwanese dollar	(2,929)	—	(3,690)	—
Other currencies	(2,183)	—	(2,473)	—
Total	(249)	5,911	(10,752)	15,339
It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated Statements of Operations. The increased effect on income before income taxes in 2015 compared with 2014 reflects our higher net exposure at year end 2015. The negative effect on income before income taxes as presented in the table above for 2015 is mainly attributable to timing differences between the arising and hedging of exposures.
The effects of the fair value movements of cash flow hedges, entered into for US dollar and Japanese yen transactions are recognized in OCI. The US dollar and Japanese yen effect on OCI in 2015 compared with 2014 is the result of an increase in outstanding purchase hedges and decrease in outstanding sales hedges.
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

	2014		2015
(in thousands)	Impact on income before income taxes EUR	Impact on OCI EUR	Impact on income before income taxes EUR	Impact on OCI EUR

Effect of a 1.0 percent point increase in interest rates	17,956	941	24,486	622

The positive effect on income before income taxes mainly relates to our cash and cash equivalents and short-term investments. The positive effect on OCI, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.
For a 1.0 percentage point decrease in interest rates there would be a lower opposite effect on income before income taxes and OCI.
See Notes 4 and 5 to our Financial Statements for more information on our Financial Risk Management including Credit Risk Management.
Item 12 Description of Securities Other Than Equity Securities
Not applicable.

ASML ANNUAL REPORT 2015    50

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies
None.
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15 Controls and Procedures
Disclosure Controls and Procedures
As of December 31, 2015, ASML’s senior management conducted an evaluation, under the supervision and with the participation of ASML’s CEO and CFO, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s CEO and CFO have concluded that, as of December 31, 2015, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML is accumulated and communicated to ASML’s management, including ASML’s CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of ASML’s CEO and CFO, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting as of December 31, 2015 based upon the framework in "Internal Control – Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2015 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements for external purposes in conformity with US GAAP.
Deloitte Accountants B.V., an independent registered public accounting firm, has audited the Financial Statements included in Item  18 "Financial Statements" and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2015, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16
A. Audit Committee Financial Expert
Our SB has determined that effective April 22, 2015, Ms. Smits-Nusteling and Mr. Schwalb, both independent members of the SB, qualify as an Audit Committee Financial Expert. See also Item 6.A. "Directors and Senior Management" and Item 6.C. "Board Practices".
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
The Code of Conduct can be found on the Governance section of ASML's website. Information on our Website is not incorporated into, and does not form a part of this Annual Report.

ASML ANNUAL REPORT 2015    51

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
Code of Conduct Complaints
We encourage our employees to speak up and feel free to raise ethical issues without the fear of retaliation. ASML has a procedure in place for reporting issues relating to a (possible) breach of the Code of Conduct, including complaints of a financial nature (whistleblower’s policy). For those employees who feel more comfortable speaking up anonymously, there is an external Speak Up line available (phone and webmail). The reporting procedure for (possible) Code of Conduct violations can be found on the Governance section of ASML’s website. Information on our Website is not incorporated into, and does not form a part of this Annual Report.
For more information about this topic see our Corporate Responsibility Report as published on our Website. Information on ASML's website is not incorporated into, and does not form a part of, this Annual Report.
C. Principal Accountant Fees and Services
Deloitte has served as our independent registered public accounting firm for the years ending December 31, 2015 and 2014. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte and its member firms and/or affiliates in 2014 and 2015:

Year ended December 31 (in thousands)	2014			2015
	Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR	Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR

Audit fees in relation to annual reports	1,331	—	1,331	1,323	—	1,323
Other audit fees	61	298	359	68	359	427
Tax fees	128	81	209	157	2	159

Principal accountant fees and services	1,520	379	1,899	1,548	361	1,909
Audit fees in relation to annual reports and other audit fees
Audit fees primarily relate to the audit of the Financial Statements as set out in this Annual Report, our Statutory Annual Report, limited procedures on our quarterly results, agreed upon procedures related to our Remuneration Report and services related to our statutory and regulatory filings and our subsidiaries.
Tax fees
The tax fees include tax compliance services and tax advisory services.
The AC has approved the external audit plan and related audit fees for the year 2015.
The AC monitors compliance with the Dutch and US rules on non-audit services provided by an independent registered public accounting firm, which outlines strict separation of audit and advisory services for Dutch public interest entities.
D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayments, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.
On January 21, 2015 we announced our intention to repurchase approximately EUR 1.0 billion of our own shares within the 2015-2016 timeframe. This program consisted of the intended purchase of (i) up to 3.3 million shares to cover ESOPs and (ii) up to EUR 750 million of shares for cancellation. On July 14, 2015, ASML completed the purchase of 3.3 million shares for ESOPs for a total amount of EUR 314.9 million. In addition, from July 16, 2015 to December 31, 2015, we have acquired 3.0 million shares which will be canceled for a total consideration of EUR 250.0 million. In total ASML has acquired 6.3 million shares under this program for a total consideration of EUR 564.9 million.

ASML ANNUAL REPORT 2015    52

The following tables provide a summary of shares repurchased by ASML in 2015 and a historic overview of previous share buyback programs, respectively:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under program 1	Maximum value of shares that may yet be purchased under program 2 (EUR)
January 21 - 31, 2015	202,080	93.65	202,080	3,097,920	750,000,000
February 1 - 28, 2015	478,691	91.43	680,771	2,619,229	750,000,000
March 1 - 31, 2015	740,490	97.30	1,421,261	1,878,739	750,000,000
April 1 - 30, 2015	551,263	95.01	1,972,524	1,327,476	750,000,000
May 2 - 31, 2015	412,920	97.21	2,385,444	914,556	750,000,000
June 1 - 30, 2015	734,976	96.72	3,120,420	179,580	750,000,000
July 1 - 14, 2015	179,580	92.13	3,300,000	—	750,000,000
July 16 - 31, 2015	320,500	91.50	3,620,500	—	720,674,218
August 1 - 31, 2015	533,000	83.66	4,153,500	—	676,085,205
September 1 - 30, 2015	482,500	80.64	4,636,000	—	637,176,550
October 1 - 31, 2015	429,927	81.09	5,065,927	—	602,312,556
November 1 - 30, 2015	572,167	86.41	5,638,094	—	552,871,175
December 1 - 22, 2015	634,682	83.29	6,272,776	—	500,005,909
Total	6,272,776	90.05

Period	Year	Total amount paid (in EUR millions)	Total Number of Shares Purchased	Average Price Paid per Share (EUR)

Share Buybacks	2006	677.2	40,385,139	16.77
Synthetic Share Buyback	2007	1,011.9	55,093,409	18.37
Share Buybacks	2007	359.8	17,000,000	21.16
Share Buybacks	2008	87.6	5,000,000	17.52
Share Buybacks	2011	700.0	25,674,576	27.26
Synthetic Share Buyback	2012	3,728.3	93,411,216	39.91
Share Buybacks	2012	535.2	13,478,058	39.71
Share Buybacks	2013	300.0	4,614,179	65.02
Share Buybacks	2014	700.0	9,981,375	70.13
Share Buybacks	2015	564.9	6,272,776	90.05

Total / Average [1]		4,936.6	177,499,512	27.81

1.	Totals and average are excluding the synthetic share buyback executed in 2012 as part of our CCIP.
F. Change in Registrant’s Certifying Accountant
In accordance with Dutch law, our certifying accountant is appointed by our General Meeting of Shareholders on the proposal of the SB, following the recommendation of such appointment by the AC. KPMG Accountants N.V. will be the certifying accountant of ASML for the year starting January 1, 2016.

ASML ANNUAL REPORT 2015    53

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

•
ASML is exempt from NASDAQ's requirements regarding the solicitation of proxies and the provision of proxy statements for General Meetings of Shareholders. ASML does furnish proxy statements and solicit proxies for the General Meeting of Shareholders. Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies at the twenty-eighth day prior to the date of the General Meeting of Shareholders. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting of Shareholders, regardless of sale of shares after the record date.

•
ASML does not follow NASDAQ’s requirement regarding distribution to shareholders of copies of an Annual Report containing audited Financial Statements prior to our AGM. The distribution of our Annual Report to shareholders is not required under Dutch corporate law or Dutch securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Dutch companies not to distribute Annual Reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the Annual Reports. Instead, we make our Annual Reports available at our corporate head office in the Netherlands (and at the offices of our Dutch listing agent as stated in the convening notice for the meeting) no later than 42 days prior to convocation of the AGM. In addition, we post a copy of our Annual Reports on our Website prior to the AGM.

•
ASML does not follow NASDAQ’s requirement to obtain shareholder approval of stock option or purchase plans or other equity compensation arrangements available to officers, directors or employees. It is not required under Dutch law or generally accepted practice for Dutch companies to obtain shareholder approval of equity compensation arrangements available to officers, directors or employees. The AGM adopts the remuneration policy for the BoM, approves equity compensation arrangements for the BoM and approves the remuneration for the SB. The Remuneration Committee evaluates the achievements of individual members of the BoM with respect to the short and long-term quantitative performance, the full SB evaluates the quantitative performance criteria. Equity compensation arrangements for employees are adopted by the BoM within limits approved by the AGM.

H. Mine Safety Disclosure
Not applicable.

ASML ANNUAL REPORT 2015    54

Part III

Item 17 Financial Statements
Not applicable.
Item 18 Financial Statements
In response to this item, we incorporate herein by reference our Financial Statements set out on pages F-2 through F-50 hereto.
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
4.6
Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)[1]

4.7
ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)[1]

4.8
ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant's Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))

4.9
ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant's Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))

4.10	ASML Board of Management Umbrella Share Plan (Incorporated by reference to the Registrant's Registration Statement on Form S-8 filed with the SEC on April 14, 2015 (file No. 333-203390))
4.11
450mm NRE Funding Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012) [1]

4.12
EUV NRE Funding Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012) [1]

4.13
Shareholder Agreement between ASML Holding N.V., Intel Holdings B.V., Intel Corporation and Stichting Administratiekantoor MAKTSJAB dated September 12, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)

8.1	List of Main Subsidiaries [2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 [2]
15.1	Consent of Deloitte Accountants B.V. [2]
101.INS	XBRL Instance Document [2]
101.SCH	XBRL Taxonomy Extension Schema Document [2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]

1.	Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

2.	Filed at the SEC herewith.
ASML is party to two debt instruments under which the total amount of securities under each debt instrument does not exceed 10 percent of the total assets of ASML and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b) (i) of the instructions to the exhibits to Form 20-F, ASML agrees to furnish a copy of such instruments to the SEC upon request.

ASML ANNUAL REPORT 2015    55

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
ASML Holding N.V. (Registrant)
/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
President, CEO and member of the Board of Management
Dated: February 4, 2016
/s/ Wolfgang U. Nickl
Wolfgang U. Nickl
Executive Vice President, CFO and member of the Board of Management
Dated: February 4, 2016

ASML ANNUAL REPORT 2015    56

Financial Statements

Index to Financial Statements

F-2	Consolidated Statements of Operations
F-3	Consolidated Statements of Comprehensive Income
F-4	Consolidated Balance Sheets
F-5	Consolidated Statements of Shareholders’ Equity
F-7	Consolidated Statements of Cash Flows
F-9	Notes to the Consolidated Financial Statements
F-50	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2015    F-1

Consolidated Statements of Operations

	Year ended December 31	2013	2014	2015
Notes	(in thousands, except per share data)	EUR	EUR	EUR

20	Net system sales	3,993,129	4,242,790	4,237,183
	Net service and field option sales	1,252,197	1,613,487	2,050,192

20	Total net sales	5,245,326	5,856,277	6,287,375
	Cost of system sales	(2,233,621)	(2,335,512)	(2,212,965)
	Cost of service and field option sales	(834,443)	(924,391)	(1,178,666)

21	Total cost of sales	(3,068,064)	(3,259,903)	(3,391,631)

	Gross profit	2,177,262	2,596,374	2,895,744
27	Other income	64,456	81,006	83,200
21, 22	Research and development costs	(882,029)	(1,074,035)	(1,068,077)
21	Selling, general and administrative costs	(311,741)	(321,110)	(345,732)

	Income from operations	1,047,948	1,282,235	1,565,135
23	Interest and other, net	(24,471)	(8,600)	(16,515)

	Income before income taxes	1,023,477	1,273,635	1,548,620
19	Provision for income taxes	(7,987)	(76,995)	(161,446)

	Net income	1,015,490	1,196,640	1,387,174

1	Basic net income per ordinary share	2.36	2.74	3.22
1	Diluted net income per ordinary share [1]	2.34	2.72	3.21
	Number of ordinary shares used in computing per share amounts
1	Basic	429,770	437,142	430,639
1	Diluted [1]	433,446	439,693	432,644

1.
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

ASML ANNUAL REPORT 2015    F-2

Consolidated Statements of Comprehensive Income

	Year ended December 31	2013	2014	2015
Notes	(in thousands)	EUR	EUR	EUR

	Net income	1,015,490	1,196,640	1,387,174

	Other comprehensive income:

	Foreign currency translation, net of taxes:
	Gain (loss) on foreign currency translation	(113,779)	230,388	272,427
	Financial instruments, net of taxes:
4	Gain (loss) on derivative financial instruments	(5,370)	17,375	9,872
4	Transfers to net income	(2,276)	6,691	(21,995)
	Other comprehensive income, net of taxes	(121,425)	254,454	260,304

	Total comprehensive income, net of taxes	894,065	1,451,094	1,647,478
	Attributable to equity holders	894,065	1,451,094	1,647,478

ASML ANNUAL REPORT 2015    F-3

Consolidated Balance Sheets

	As of December 31	2014	2015
Notes	(in thousands, except share and per share data)	EUR	EUR

	Assets
5	Cash and cash equivalents	2,419,487	2,458,717
5	Short-term investments	334,864	950,000
6	Accounts receivable, net	1,052,504	803,696
7	Finance receivables, net	196,087	280,523
19	Current tax assets	43,876	19,080
8	Inventories, net	2,549,837	2,573,730
19	Deferred tax assets	159,460	133,131
9	Other assets	390,091	488,824
	Total current assets	7,146,206	7,707,701

7	Finance receivables, net	55,261	124,036
19	Deferred tax assets	28,760	29,012
9	Other assets	444,820	450,882
10	Goodwill	2,357,536	2,624,552
11	Other intangible assets, net	723,839	738,170
12	Property, plant and equipment, net	1,447,523	1,620,678
	Total non-current assets	5,057,739	5,587,330

	Total assets	12,203,945	13,295,031

	Liabilities and shareholders’ equity
	Accounts payable	496,236	418,894
13	Accrued and other liabilities	2,347,799	2,675,593
19	Current tax liabilities	36,293	3,654
14	Current portion of long-term debt	4,261	4,211
	Provisions	2,354	2,441
19	Deferred and other tax liabilities	1,928	2,379
	Total current liabilities	2,888,871	3,107,172

14	Long-term debt	1,149,876	1,125,474
19	Deferred and other tax liabilities	237,315	256,740
	Provisions	3,638	2,445
13	Accrued and other liabilities	411,655	414,369
	Total non-current liabilities	1,802,484	1,799,028

	Total liabilities	4,691,355	4,906,200

16, 18	Commitments and contingencies	—	—

	Cumulative Preference Shares; EUR 0.09 nominal value;
	700,000,000 shares authorized at December 31, 2015 and 2014;
	none issued and outstanding per December 31, 2015 and 2014	—	—

	Ordinary Shares B; EUR 0.01 nominal value;
	9,000 shares authorized at December 31, 2015 and 2014
	none issued and outstanding per December 31, 2015 and 2014	—	—

	Ordinary shares; EUR 0.09 nominal value;
	699,999,000 shares authorized at December 31, 2015;
	427,986,682 issued and outstanding at December 31, 2015;
	699,999,000 shares authorized at December 31, 2014;
	432,935,288 issued and outstanding at December 31, 2014;
	Issued and outstanding shares	39,426	38,786
	Share premium	3,002,050	3,070,332
	Treasury shares at cost	(389,443)	(476,922)
	Retained earnings	4,648,541	5,284,315
	Accumulated other comprehensive income	212,016	472,320
25	Total shareholders’ equity	7,512,590	8,388,831

	Total liabilities and shareholders’ equity	12,203,945	13,295,031

ASML ANNUAL REPORT 2015    F-4

Consolidated Statements of Shareholders’ Equity

		Issued and Outstanding Shares
		Number [1]	Amount	Share Premium	Treasury Shares at Cost	Retained Earnings	Accumulated OCI [2]	Total
Notes	(in thousands)		EUR	EUR	EUR	EUR	EUR	EUR

	Balance at January 1, 2013	407,165	37,470	483,651	(464,574)	3,931,359	78,987	4,066,893

Components of comprehensive income:
	Net income	—	—	—	—	1,015,490	—	1,015,490
	Foreign currency translation	—	—	—	—	—	(113,779)	(113,779)
4	Loss on financial instruments, net of taxes	—	—	—	—	—	(7,646)	(7,646)
	Total comprehensive income	—	—	—	—	1,015,490	(121,425)	894,065

	CCIP:
27	Fair value differences [3]	—	—	20,956	—	—	—	20,956

26	Purchase of treasury shares	(4,614)	—	—	(300,000)	—	—	(300,000)
26	Cancellation of treasury shares	—	(854)	—	349,261	(348,407)	—	—
17, 21	Share-based payments [4]	—	—	95,895	—	—	—	95,895
17	Issuance of shares [5]	38,301	3,476	2,309,250	50,611	(5,744)	—	2,357,593
25	Dividend paid	—	—	—	—	(216,085)	—	(216,085)
17, 19	Tax benefit from share-based payments	—	—	3,110	—	—	—	3,110
	Balance at December 31, 2013	440,852	40,092	2,912,862	(364,702)	4,376,613	(42,438)	6,922,427

Components of comprehensive income:
	Net income	—	—	—	—	1,196,640	—	1,196,640
	Foreign currency translation	—	—	—	—	—	230,388	230,388
4	Gain on financial instruments, net of taxes	—	—	—	—	—	24,066	24,066
	Total comprehensive income	—	—	—	—	1,196,640	254,454	1,451,094

	CCIP:
27	Fair value differences [3]	—	—	28,086	—	—	—	28,086

26	Purchase of treasury shares	(9,981)	—	—	(700,000)	—	—	(700,000)
26	Cancellation of treasury shares	—	(852)	—	610,698	(609,846)	—	—
17, 21	Share-based payments	—	—	63,380	—	—	—	63,380
17	Issuance of shares	2,064	186	(6,250)	64,561	(46,904)	—	11,593
25	Dividend paid	—	—	—	—	(267,962)	—	(267,962)
17, 19	Tax benefit from share-based payments	—	—	3,972	—	—	—	3,972
	Balance at December 31, 2014	432,935	39,426	3,002,050	(389,443)	4,648,541	212,016	7,512,590

Components of comprehensive income:
	Net income	—	—	—	—	1,387,174	—	1,387,174
	Foreign currency translation	—	—	—	—	—	272,427	272,427
4	Loss on financial instruments, net of taxes	—	—	—	—	—	(12,123)	(12,123)
	Total comprehensive income	—	—	—	—	1,387,174	260,304	1,647,478

	CCIP:							—
27	Fair value differences [3]	—	—	17,888	—	—	—	17,888

26	Purchase of treasury shares	(6,273)	(297)	—	(564,590)	—	—	(564,887)
26	Cancellation of treasury shares	—	(462)	—	389,302	(388,840)	—	—
17, 21	Share-based payments	—	—	59,070	—	—	—	59,070
17	Issuance of shares	1,325	119	(12,336)	87,809	(60,250)	—	15,342
25	Dividend paid	—	—	—	—	(302,310)	—	(302,310)
17, 19	Tax benefit from share-based payments	—	—	3,660	—	—	—	3,660
	Balance at December 31, 2015	427,987	38,786	3,070,332	(476,922)	5,284,315	472,320	8,388,831

ASML ANNUAL REPORT 2015    F-5

1.
As of December 31, 2015, the number of issued shares was 433,332,573. This includes the number of issued and outstanding shares of 427,986,682 and the number of treasury shares of 5,345,891. As of December 31, 2014, the number of issued shares was 438,073,643. This includes the number of issued and outstanding shares of 432,935,288 and the number of treasury shares of 5,138,355. As of December 31, 2013, the number of issued shares was 446,822,452. This includes the number of issued and outstanding shares of 440,852,334 and the number of treasury shares of 5,970,118.

2.
As of December 31, 2015, accumulated OCI, net of taxes, consists of EUR 472.6 million relating to foreign currency translation gain (2014: EUR 200.1 million gain; 2013: EUR 30.2 million loss) and EUR 0.3 million relating to unrealized losses on financial instruments (2014: EUR 11.9 million gains; 2013: EUR 12.2 million losses).

3.
In 2015, EUR 17.9 million (2014: EUR 28.1 million; 2013: EUR 21.0 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).

4.	Share-based payments include an amount of EUR 43.5 million in relation to the fair value compensation of unvested equity awards exchanged as part of acquisition of Cymer.

5.	Issuance of shares includes 36,464,576 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,346.7 million.

ASML ANNUAL REPORT 2015    F-6

Consolidated Statements of Cash Flows

	Year ended December 31	2013		2014	2015
Notes	(in thousands)	EUR		EUR	EUR

	Cash Flows from Operating Activities
	Net income	1,015,490		1,196,640	1,387,174
Adjustments to reconcile net income to net cash flows from operating activities:
9, 11, 12, 14	Depreciation and amortization [1]	228,775		254,644	296,884
10, 11, 12	Impairment	13,057		10,528	2,287
12	Loss on disposal of property, plant and equipment [2]	2,823		3,502	1,630
17, 21	Share-based payments	52,371		63,380	59,070
6	Allowance for doubtful receivables	1,062		133	3,870
8	Allowance for obsolete inventory	164,852		162,821	211,801
19	Deferred income taxes	(22,658)		(59,050)	45,349
	Changes in assets and liabilities:
6	Accounts receivable	(192,149)		(164,850)	243,097
7	Finance receivables	9,277		51,132	(145,278)
8	Inventories [2],[3]	(518,121)		(293,404)	(87,777)
9	Other assets	(32,941)		(112,424)	(146,272)
13	Accrued and other liabilities	(57,282)		36,524	235,446
	Accounts payable	321,486		(136,192)	(77,090)
19	Current income taxes	68,131		11,822	(4,611)
	Net cash provided by operating activities	1,054,173		1,025,206	2,025,580

	Cash Flows from Investing Activities
12	Purchase of property, plant and equipment [3]	(210,804)		(358,280)	(371,770)
11	Purchase of intangible assets	(4,000)		(2,952)	(1,108)
5	Purchase of available for sale securities	(904,856)		(504,756)	(950,000)
5	Maturity of available for sale securities	1,195,031		849,776	334,864
	Cash from (used for) derivative financial instruments	—		—	(171,899)
	Acquisition of subsidiaries (net of cash acquired)	(443,712)	[4]	—	—
	Net cash used in investing activities	(368,341)		(16,212)	(1,159,913)

	Cash Flows from Financing Activities
25	Dividend paid	(216,085)		(267,962)	(302,310)
25, 26	Purchase of treasury shares	(300,000)		(700,000)	(564,887)
	Net proceeds from issuance of shares	31,822		39,679	33,230
14	Net proceeds from issuance of notes	740,445	[5]	—	—
14	Repurchase of notes	(368,303)	[6]	—	—
14	Repayment of debt	(4,100)		(4,128)	(3,639)
17, 19	Tax benefit (deficit) from share-based payments	3,110		3,972	3,660
	Net cash used in financing activities	(113,111)		(928,439)	(833,946)

	Net cash flows	572,721		80,555	31,721
	Effect of changes in exchange rates on cash	(9,623)		8,238	7,509
	Net increase in cash and cash equivalents	563,098		88,793	39,230
5	Cash and cash equivalents at beginning of the year	1,767,596		2,330,694	2,419,487
5	Cash and cash equivalents at end of the year	2,330,694		2,419,487	2,458,717
	Supplemental Disclosures of Cash Flow Information:
	Interest and other paid	(50,535)		(42,439)	(43,710)
	Income taxes paid	(2,278)		(124,325)	(126,908)

1.
In 2015, depreciation and amortization includes EUR 243.0 million of depreciation of property, plant and equipment (2014: EUR 209.5 million, 2013: EUR 197.1 million), EUR 51.2 million of amortization of intangible assets (2014: EUR 43.9 million, 2013: EUR 27.6 million) and EUR 2.7 million of amortization of underwriting commissions related to bonds and credit facility (2014: EUR 1.2 million, 2013: EUR 4.1 million).

2.
In 2015, an amount of EUR 72.7 million (2014: EUR 30.7 million, 2013: EUR 48.2 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 12.

3.
In 2015, an amount of EUR 91.0 million (2014: EUR 95.5 million, 2013: EUR 115.9 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 12.

4.	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.

ASML ANNUAL REPORT 2015    F-7

5.
Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the issuance of our EUR 750 million 3.375 percent senior notes due 2023.

6.
Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 2017 including the partial unwinding of the related interest rate swaps.

ASML ANNUAL REPORT 2015    F-8

Notes to the Consolidated Financial Statements

1. General Information / Summary of Significant Accounting Policies
ASML, with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, selling and servicing of advanced semiconductor equipment systems, exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the US and Asia.
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
Use of Estimates
The preparation of our Consolidated Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates.
Principles of Consolidation
The Consolidated Financial Statements include the Financial Statements of ASML Holding N.V. and all of its subsidiaries and the VIE of which ASML is the primary beneficiary. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Subsidiaries
Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than 50 percent of the outstanding voting rights. As from the date that these criteria are met, the financial data of the relevant subsidiaries are included in the consolidation.
Business Combinations
Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred at fair value, the fair value of identifiable assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e., the date which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.
Variable Interest Entities
We assess whether we have a controlling financial interest in any VIE and, thus whether we are the VIE’s primary beneficiary. We consolidate a VIE when we have a variable interest that provides us with a controlling financial interest. We are deemed to have a controlling financial interest in a VIE if both of the following characteristics are met: a) the power to direct the activities of a VIE that most significantly impact the VIE‘s economic performance and b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
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
Derivative Financial Instruments
We use derivative financial instruments for the management of foreign currency risks and interest rate risks. We measure all derivative financial instruments based on fair values derived from market prices of the instruments. We adopt hedge accounting for hedges that are highly effective in offsetting the identified hedged risks taking into account required effectiveness criteria.
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

ASML ANNUAL REPORT 2015    F-9

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
Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of 3 months or less at the date of acquisition.
Short-term Investments
Investments with remaining maturities longer than 3 months and less than 1 year at the date of acquisition are presented as short-term investments. The short-term investments are classified as available-for-sale securities and are stated at fair value. Gains and losses other than impairments, interest income and foreign exchange results, are recognized in OCI until the short-term investments are derecognized. Upon derecognition, the cumulative gain or loss recognized in OCI, is recognized in the Consolidated Statements of Operations.
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

ASML ANNUAL REPORT 2015    F-10

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
Indefinite-lived other intangible assets are tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the indefinite-lived other intangible assets may not be recoverable. To determine whether it is necessary to perform a quantitative test, we may first assess qualitative factors. If we determine that it is more likely than not (a likelihood of more than 50 percent) that the fair value of the asset is less than its carrying amount, the quantitative test is performed. We have an unconditional option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. The quantitative impairment test for indefinite-lived other intangible assets consists of a comparison of the fair value of these assets with their carrying amounts. Any excess of the carrying amount over the fair value is recognized as an impairment loss.

ASML ANNUAL REPORT 2015    F-11

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
In connection with the introduction of new technology, such as NXE:3300B and NXE:3350B, we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer’s premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely "new" technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 2000 (TWINSCAN) and 2010 (EUV).
We have no significant repurchase commitments in our general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, we resell those systems to other customers. This repurchase decision is mainly driven by market demand expressed by other customers and less frequently by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2015 and 2014, ASML had no repurchase commitments.
We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. In some instances these volume discounts can be used to purchase field options (system enhancements) and services. The related amount is recorded as a reduction in net sales at time of system shipment. The sales transaction that gives rise to these award credits is accounted for as a multiple element sales transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer and earned. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).
Net sales are recognized excluding the taxes levied on sales (net basis).
In the event of expected losses on executory contracts, we recognize a liability for the amount that the cost of settling the contract exceeds the amount of the contract price. When we satisfy these contracts, we utilize the related liability.
Multiple-Element Arrangements
The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables (elements), which mainly include the sale of our systems, installation and training services and extended and enhanced (optic) warranty contracts. The requirements for establishing separate units of accounting in a multiple element arrangement require that the allocation of arrangement consideration to each deliverable is based on the relative selling price of the deliverable.

ASML ANNUAL REPORT 2015    F-12

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
To determine the selling price in multiple element arrangements, we establish VSOE of the selling price for installation, training services and extended and enhanced (optic) warranty contracts. VSOE for installation is determined based on the prices that we charge for billable labor and materials consumed in comparable services (such as relocating a system to another customer site). VSOE for extended and enhanced (optic) warranty contracts is determined on the basis of equivalent products we sell on a standalone basis, such as full service contracts and billable lens swaps, and which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When we are unable to establish the selling price using VSOE or TPE, we use BESP. The objective of using best estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and external factors including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies.
For our NXE:3300B and NXE:3350B systems, we are unable to determine VSOE for extended, enhanced (optic) warranty contracts and installation. We determined for NXE:3300B and NXE:3350B systems that BESP is the appropriate reference in the fair value hierarchy for extended and enhanced (optic) warranty contracts. We review selling prices periodically and maintain internal controls over the establishment and updates of these elements.
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

ASML ANNUAL REPORT 2015    F-13

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
In addition, see Other Income for further explanation on the accounting policies with respect to CCIP.
Accounting for Shipping and Handling Fees and Costs
ASML bills the customer for, and recognizes as net sales, any charges for shipping and handling costs. The related costs are recognized as cost of sales.
Cost of Sales
Cost of system sales and field option sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, amortization, shipping and handling costs and related overhead costs.
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

ASML ANNUAL REPORT 2015    F-14

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
Income Taxes
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance is recorded for the differences. Tax expense includes current taxes on profit as well as actual or potential withholding taxes on current and expected income from group companies.
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

ASML ANNUAL REPORT 2015    F-15

The basic and diluted net income per ordinary share has been calculated as follows:

Year ended December 31	2013	2014	2015
(in thousands, except per share data)	EUR	EUR	EUR

Net income	1,015,490	1,196,640	1,387,174

Weighted average number of shares outstanding	429,770	437,142	430,639
Basic net income per ordinary share	2.36	2.74	3.22

Weighted average number of shares outstanding	429,770	437,142	430,639
Plus shares applicable to
Options and conditional shares	3,676	2,551	2,005

Dilutive potential ordinary shares	3,676	2,551	2,005

Diluted weighted average number of shares	433,446	439,693	432,644
Diluted net income per ordinary share[1]	2.34	2.72	3.21

1.
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

Comprehensive Income
Comprehensive income consists of net income and OCI.
OCI refers to gains and losses that are not included in net income (loss), but recorded directly in shareholders’ equity. For the years ended December 31, 2015, 2014 and 2013 comprehensive income consists of net income, unrealized gains and losses on financial instruments, being available-for-sale securities and derivative financial instruments designated for cash flow hedge accounting, net of taxes, and unrealized gains and losses on foreign currency translation, net of taxes.
New US GAAP Accounting Pronouncements
For the below mentioned ASUs, issued in 2015, the impact on our Financial Statements needs to be assessed:
In March 2014, FASB issued ASU No. 2014-9 "Revenue From Contracts With Customers". In August 2015, the FASB amended ASU No. 2014-9 to defer the effective date by one year to annual reporting periods beginning after December 15, 2017 (ASU 2015-14 "Revenue From Contracts With Customers (Topic 606): Deferral of the Effective Date" ). The standard is a joint project of the FASB and the IASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and IFRS that would:
•Remove inconsistencies and weaknesses in previous revenue requirements;
•Provide a more robust framework for addressing revenue issues;
•Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;
•Provide more useful information to users of financial statements through improved disclosure requirements; and
•Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.
Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently in the process of determining the impact of implementing this Standard on our Consolidated Financial Statements.
In November 2015, FASB issued ASU No. 2015-17 "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". To simplify the presentation of deferred income taxes, the amendments in this ASU require that deferred income tax liabilities and assets are classified as non-current in a classified statement of financial position. The amendments in the ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted for all entities as of the beginning of an interim or annual reporting period. We are currently in the process of determining the impact of implementing this Standard on our Consolidated Financial Statements.
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

ASML ANNUAL REPORT 2015    F-16

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
The majority of the goodwill arising on the acquisition of Cymer is attributable to the fact that the acquisition helps achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. None of the goodwill recognized is deductible for income tax purposes.
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
Our available-for-sale financial instruments consist of Dutch Treasury Certificates and deposits with an original maturity beyond three months with financial institutions that have good credit ratings or with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
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
Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Balance Sheets under derivative financial instruments (within other current assets and other non-current assets) and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. For the actual aggregate carrying amount and the fair value of our Eurobonds, see Note 14.

ASML ANNUAL REPORT 2015    F-17

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2015	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR

Assets measured at fair value
Derivative financial instruments [1]	—	133,803	—	133,803
Money market funds [2]	659,295	—	—	659,295
Short-term investments [3]	—	950,000	—	950,000
Total	659,295	1,083,803	—	1,743,098

Liabilities measured at fair value
Derivative financial instruments [1]	—	20,860	—	20,860

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	1,100,849	—	—	1,100,849

1.	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 4.

2.	Money market funds are part of our cash and cash equivalents. See Note 5.

3.	Short-term investments consist of deposits with an original maturity longer than three months.

4.	Long-term debt relates to Eurobonds. See Note 14.

As of December 31, 2014	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR

Assets measured at fair value
Derivative financial instruments [1]	—	153,803	—	153,803
Money market funds [2]	426,742	—	—	426,742
Short-term investments [3]	334,864	—	—	334,864
Total	761,606	153,803	—	915,409

Liabilities measured at fair value
Derivative financial instruments [1]	—	67,755	—	67,755

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	1,139,628	—	—	1,139,628

1.	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 4.

2.	Money market funds are part of our cash and cash equivalents. See Note 5.

3.	Short-term investments consist of Dutch Treasury Certificates.

4.	Long-term debt relates to Eurobonds. See Note 14.
There were no transfers between levels during the years ended December 31, 2015 and December 31, 2014.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
In 2015, we had no significant fair value measurements on a non-recurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during 2015. See Notes 10 and 11 for more information.
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
Foreign Currency Risk Management
Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other costs are mainly denominated in euros, to a certain extent in US dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.
It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML ANNUAL REPORT 2015    F-18

As of December 31, 2015, accumulated OCI includes EUR 2.0 million (2014: gain EUR 16.3 million and 2013: loss EUR 10.7 million) (net of taxes: 2015: EUR 1.8 million; 2014: EUR 14.5 million 2013: loss EUR 9.5 million)) representing the total anticipated gain to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted purchase transactions. All amounts are expected to be released over the next 12 months. As of December 31, 2015, no amount (2014 and 2013: no amount) was included in accumulated OCI representing the total anticipated gain to be released to sales. The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2013, 2014 and 2015, no ineffective hedge relationships were recognized.
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
As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobonds due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2015, these hedges were highly effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobonds were included in the Consolidated Statements of Operations in the same period as the changes in the fair value of the interest rate swaps.
Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2015, these hedges were highly effective in hedging the cash flow exposure to interest rate movements.
Financial Instruments
We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

As of December 31	2014		2015
(in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts	1,219,894	(52,319)	898,227	(2,675)
Interest rate swaps	1,013,053	138,367	1,013,053	115,618

The following table summarizes our derivative financial instruments per category:

As of December 31	2014		2015
(in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps — cash flow hedges	—	3,586	—	2,716
Interest rate swaps — fair value hedges	141,953	—	118,334	—
Forward foreign exchange contracts — cash flow hedges	8,777	36	2,932	2,026
Forward foreign exchange contracts — other hedges (no hedge accounting)	3,073	64,133	12,537	16,118
Total	153,803	67,755	133,803	20,860

Less non-current portion:
Interest rate swaps — cash flow hedges	—	2,808	—	1,878
Interest rate swaps — fair value hedges	115,546	—	81,777	—
Total non-current portion	115,546	2,808	81,777	1,878

Total current portion	38,257	64,947	52,026	18,982

The fair value part of a hedging derivative financial instrument that has a remaining term of 12 months or less after balance sheet date is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after balance sheet date, it is classified as non-current asset or liability. The current portion of derivative financial instruments is included in other current assets and current accrued and other liabilities in the Consolidated Balance Sheets. The non-current portion of derivative financial instruments is included in other non-current assets and non-current accrued and other liabilities in the Consolidated Balance Sheets.
For further information regarding our derivative financial instruments, see Note 3.

ASML ANNUAL REPORT 2015    F-19

Foreign Exchange Contracts
The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies US dollar, Japanese yen and Taiwanese dollar at December 31, 2015 are USD 517.5 million, JPY 34.7 billion and TWD 4.3 billion (2014: USD 958.0 million, JPY 44.8 billion and TWD 6.2 billion).
The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in OCI on forward foreign exchange contracts as of December 31, 2015 will be recognized in the Consolidated Statements of Operations in the period during which the hedged forecasted transactions affect the Consolidated Statements of Operations.
In 2015, we recognized a net amount of EUR 22.0 million gain (2014: EUR 6.7 million loss; 2013: EUR 2.3 million gain) in the Consolidated Statements of Operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of EUR 129.9 million loss in the Consolidated Statements of Operations resulting from derivative financial instruments measured at fair value through profit or loss (2014: EUR 119.3 million loss; 2013: EUR 62.5 million gain).
Interest Rate Swaps
The notional principal amount of the outstanding interest rate swap contracts as of December 31, 2015 was EUR 1,013.1 million (2014: EUR 1,013.1 million).
Credit Risk Management
Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.
Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets. We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and with the Dutch government, in Dutch Treasury Certificates and in money market funds that invest in highly-rated short-term debt securities of financial institutions and governments. To mitigate the risk that our counterparties in hedging transactions are unable to meet their obligations, we enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor their creditworthiness. Concentration risk is mitigated by limiting the exposure to each of the individual counterparties.
Our customers consist of IC manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We mitigate credit risk through additional measures, including the use of down payments, letters of credit, and contractual ownership retention provisions. Retention of ownership enables us to recover the systems in the event a customer defaults on payment.
5. Cash and Cash Equivalents and Short-term Investments
Cash and cash equivalents at December 31, 2015 include deposits with financial institutions that have good credit ratings and with the Dutch government of EUR 1,423.0 million (2014: EUR 1,200.0 million), investments in money market funds that invest in debt securities of financial institutions that have good credit ratings and governments of EUR 659.3 million (2014: EUR 426.7 million) and interest-bearing bank accounts of EUR 376.4 million (2014: EUR 792.8 million). Our cash and cash equivalents are predominantly denominated in euros and partly in US dollars.
Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. Except for an amount of EUR 5.3 million (2014: EUR 5.1 million), no restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.
Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.

ASML ANNUAL REPORT 2015    F-20

Short-term investments (classified as available for sale securities) consist of the following:

As of December 31, 2015
(in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	—	—	—	—
Deposits	950,000	—	—	950,000
Total	950,000	—	—	950,000

As of December 31, 2014
(in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	334,864	—	—	334,864
Deposits	—	—	—	—
Total	334,864	—	—	334,864
6. Accounts Receivable
Accounts receivable consist of the following:

As of December 31	2014	2015
(in thousands)	EUR	EUR

Accounts receivable, gross	1,054,574	809,299
Allowance for doubtful receivables	(2,070)	(5,603)
Accounts receivable, net	1,052,504	803,696
The decrease in accounts receivable as of December 31, 2015 compared to December 31, 2014 was mainly caused by relatively high payments received from customers prior to year-end 2015.
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
Movements of the allowance for doubtful receivables are as follows:

Year ended December 31	2014	2015
(in thousands)	EUR	EUR

Balance at beginning of year	(1,848)	(2,070)
Addition for the year [1]	(133)	(3,870)
Effect of changes in exchange rates	(98)	(131)
Utilization of the provision	9	468
Balance at end of year	(2,070)	(5,603)

1.	The addition for the year is recorded in cost of sales.
7. Finance Receivables
Finance receivables consist of receivables in relation to sales-type leases. The following table lists the components of the finance receivables as of December 31, 2015 and 2014:

As of December 31	2014	2015
(in thousands)	EUR	EUR
Finance receivables, gross	256,703	411,654
Unearned interest	(5,355)	(7,095)
Finance receivables, net	251,348	404,559
Current portion of finance receivables, gross	198,803	285,966
Current portion of unearned interest	(2,716)	(5,443)
Non-current portion of finance receivables, net	55,261	124,036

ASML ANNUAL REPORT 2015    F-21

The increase in finance receivables as of December 31, 2015 compared to December 31, 2014 was caused by an increased number of sales-type leases compared to prior year. At December 31, 2015, finance receivables due for payment in each of the next 5 years and thereafter are as follows:

(in thousands)	EUR

2016	285,966
2017	110,388
2018	15,300
2019	—
2020	—
Thereafter	—
Finance receivables, gross	411,654
We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In 2015, 2014 and 2013 we did not record any expected credit losses from finance receivables. As of December 31, 2015, the finance receivables were neither past due nor impaired.
8. Inventories
Inventories consist of the following:

As of December 31	2014	2015
(in thousands)	EUR	EUR

Raw materials	456,685	468,749
Work-in-process	1,477,041	1,481,387
Finished products	927,493	1,038,610

Inventories, gross	2,861,219	2,988,746
Allowance for obsolescence and/or lower market value	(311,382)	(415,016)
Inventories, net	2,549,837	2,573,730
The increase in finished products 2015 compared to 2014 is mainly caused by two NXE:3350B systems under installation at our customer.
A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

Year ended December 31	2014	2015
(in thousands)	EUR	EUR

Balance at beginning of year	(261,598)	(311,382)
Addition for the year	(162,821)	(211,801)
Effect of changes in exchange rates	(8,848)	(10,451)
Utilization of the provision	121,885	118,618
Balance at end of year	(311,382)	(415,016)
In 2015, the addition for the year is recorded in cost of sales EUR 206.7 million and in R&D costs EUR 5.1 million (2014: cost of sales EUR 146.3 million and R&D costs EUR 16.5 million, 2013: cost of sales EUR 155.4 million and R&D costs EUR 9.5 million). The 2015 addition for the year mainly related to inventory items which became obsolete due to technological developments and design changes.
Utilization of the provision mainly relates to the scrapping of obsolete inventories.

ASML ANNUAL REPORT 2015    F-22

9. Other Assets
Other current assets consist of the following:

As of December 31	2014	2015
(in thousands)	EUR	EUR

Advance payments to Zeiss	69,307	75,059
Prepaid expenses	161,482	186,709
Operations to be invoiced	40,912	79,803
Derivative financial instruments	38,257	52,026
VAT	41,121	61,332
Other assets	39,012	33,895
Other current assets	390,091	488,824
Zeiss is our single supplier of main optical systems (lenses, mirrors, illuminators, collectors and other critical optical components) and, from time to time, receives non-interest bearing advance payments from us that support Zeiss’ work-in-process, thereby securing lens and optical module deliveries to us. Amounts owed under these advance payments are settled through future lens or EUV optical component deliveries.
Prepaid expenses mainly include prepaid income taxes on intercompany profit not realized by the ASML group of EUR 61.3 million as of December 31, 2015 (2014: EUR 58.2 million). The increase in 2015 mainly relates to prepayments in relation to our joint development projects with one of our research partners.
Derivative financial instruments consist of forward foreign exchange contracts and the current part of the aggregate fair value of interest rate swaps, see Note 4.
Other non-current assets consist of the following:

As of December 31	2014	2015
(in thousands)	EUR	EUR

Advance payments to Zeiss	285,659	305,642
Derivative financial instruments	115,546	81,777
Compensation plan assets [1]	26,172	31,393
Prepaid expenses	6,525	6,876
Subordinated loan granted to lessor in respect of Veldhoven headquarters [2]	5,445	5,445
Other	5,473	19,749
Other non-current assets	444,820	450,882

1.	For further details on compensation plan assets see Note 17.

2.	For further details on the loan granted to lessor in respect of Veldhoven headquarters see Note 12.
The increase in the advance payments to Zeiss in 2015 compared to 2014 was mainly driven by a prepayment in relation to EUV optical components development.
Derivative financial instruments consist of the non-current part of the fair value of interest rate swaps, which decreased in value as a result of the decrease in time to maturity, partly offset by a decrease in EURIBOR, see Note 4.
10. Goodwill
Changes in goodwill are summarized as follows:

Year ended December 31	2014	2015
(in thousands)	EUR	EUR

Cost
Balance at beginning of year	2,088,589	2,357,536
Effect of changes in exchange rates	268,947	267,016
Balance at end of year	2,357,536	2,624,552

Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.
Goodwill mainly relates to the acquisition of Cymer. Within ASML we have identified two RUs, which are RU ASML and RU CLS.

ASML ANNUAL REPORT 2015    F-23

As of December 31, 2015 the goodwill allocated to RU ASML amounts to EUR 2,124.4 million (2014: EUR 1,908.3 million) and for RU CLS this amounts to EUR 500.2 million (2014: EUR 449.2 million).
For 2015 and 2014, the fair value calculations of the RUs were performed by discounting the future cash flows generated from the continuing use of the RUs. Cash flows beyond the forecasted period of five years have been extrapolated using a 0 percent growth rate.
The pre-tax WACC used to determine the expected discounted future cash flows is 9.6 percent for RU ASML and 13.6 percent for RU CLS.
Based on the recoverability testing during the annual goodwill impairment test, we believe that the fair values of the RUs significantly exceed their carrying amounts, and therefore goodwill was not impaired as of December 31, 2015.
11. Other Intangible Assets
Other intangible assets consist of both finite-lived other intangible assets and indefinite-lived other intangible assets. Brands, developed technology, customer relationships, in-process R&D and other were obtained from the acquisitions of Cymer (2013) and Brion (2007).
Finite-lived other intangible assets consist of the following:

(in thousands)	Brands EUR	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	Other EUR	Total EUR
Cost
Balance at January 1, 2014	12,554	58,908	453,448	162,806	2,231	689,947
Additions	—	2,952	—	—	—	2,952
Effect of changes in exchange rates	1,621	—	52,228	19,897	—	73,746
Balance at December 31, 2014	14,175	61,860	505,676	182,703	2,231	766,645
Additions	—	1,108	—	—	—	1,108
Effect of changes in exchange rates	1,610	—	51,853	19,755	—	73,218
Balance at December 31, 2015	15,785	62,968	557,529	202,458	2,231	840,971

Accumulated amortization
Balance at January 1, 2014	369	50,163	66,449	12,527	2,231	131,739
Amortization	649	2,649	30,593	9,990	—	43,881
Effect of changes in exchange rates	107	—	5,039	1,466	—	6,612
Balance at December 31, 2014	1,125	52,812	102,081	23,983	2,231	182,232
Amortization	774	3,145	36,465	10,790	—	51,174
Effect of changes in exchange rates	143	—	6,723	1,955	—	8,821
Balance at December 31, 2015	2,042	55,957	145,269	36,728	2,231	242,227

Carrying amount
December 31, 2014	13,050	9,048	403,595	158,720	—	584,413
December 31, 2015	13,743	7,011	412,260	165,730	—	598,744
Intellectual property relates to licenses and patents purchased from third parties. During 2015, we acquired intellectual property from third parties for an amount of EUR 1.1 million (2014: EUR 3.0 million).
During 2015, we recorded amortization charges of EUR 51.2 million (2014: EUR 43.9 million; 2013: EUR 27.6 million) which were recorded in cost of sales for EUR 49.1 million (2014: EUR 41.9 million; 2013: EUR 27.0 million) and in R&D costs for EUR 2.1 million (2014: EUR 2.0 million and 2013: EUR 0.6 million).

ASML ANNUAL REPORT 2015    F-24

Indefinite-lived other intangible assets consist of the following:

(in thousands)	In-process R&D EUR

Carrying amount as of January 1, 2014	139,426
Additions	—
Carrying amount as of December 31, 2014	139,426
Additions	—
Carrying amount as of December 31, 2015	139,426
As of December 31, 2015, the indefinite-lived other intangible assets amount to EUR 139.4 million (2014: EUR 139.4 million) and are allocated to RU ASML.
During 2015, 2014 and 2013, we did not record any impairment charges for other intangible assets.
As at December 31, 2015, the estimated amortization expenses for other intangible assets, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2016	57,720
2017	62,734
2018	61,395
2019	60,881
2020	60,386
Thereafter	435,054
Amortization expenses	738,170

ASML ANNUAL REPORT 2015    F-25

12. Property, Plant and Equipment
Property, plant and equipment consist of the following:

(in thousands)	Land and buildings EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR
Cost
Balance at January 1, 2014	1,035,100	803,885	225,652	368,481	2,433,118
Additions	222,670	191,705	6,137	31,750	452,262
Disposals	(1,557)	(222,836)	(1,208)	(100,485)	(326,086)
Effect of changes in exchange rates	13,275	26,955	1,229	3,344	44,803
Balance at December 31, 2014	1,269,488	799,709	231,810	303,090	2,604,097
Additions	154,505	246,332	12,438	46,352	459,627
Disposals	(1,346)	(117,250)	(451)	(3,920)	(122,967)
Effect of changes in exchange rates	27,438	35,153	1,748	2,962	67,301
Balance at December 31, 2015	1,450,085	963,944	245,545	348,484	3,008,058

Accumulated depreciation and impairment
Balance at January 1, 2014	237,561	489,963	171,857	315,897	1,215,278
Depreciation	52,242	112,090	20,936	24,236	209,504
Impairment charges	7,403	2,983	—	142	10,528
Disposals	(90)	(190,154)	(1,204)	(100,450)	(291,898)
Effect of changes in exchange rates	(1,017)	11,950	654	1,575	13,162
Balance at December 31, 2014	296,099	426,832	192,243	241,400	1,156,574
Depreciation	75,918	123,269	16,078	27,784	243,049
Impairment charges	—	2,287	—	—	2,287
Disposals	(115)	(44,189)	(439)	(3,902)	(48,645)
Effect of changes in exchange rates	10,459	21,202	605	1,849	34,115
Balance at December 31, 2015	382,361	529,401	208,487	267,131	1,387,380

Carrying amount
December 31, 2014	973,389	372,877	39,567	61,690	1,447,523
December 31, 2015	1,067,724	434,543	37,058	81,353	1,620,678
As of December 31, 2015, the carrying amount includes assets under construction for land and buildings of EUR 64.7 million (2014: EUR 201.1 million), machinery and equipment of EUR 47.3 million (2014: EUR 30.2 million), leasehold improvements of EUR 7.8 million (2014: EUR 2.8 million) and furniture, fixtures and other equipment of EUR 14.9 million (2014: EUR 11.2 million).
As of December 31, 2015, the carrying amount of land amounts to EUR 88.0 million (2014: EUR 82.9 million).
As of December 31, 2015, the carrying amount of machinery and equipment includes an amount of EUR 23.5 million with respect to evaluation and operating lease systems (2014: EUR 68.6 million).
The majority of the additions in 2015 in property, plant and equipment relates to the further expansion of EUV production facilities for our newest technology.
The majority of additions in 2015 in machinery and equipment relates to operating leases to customers, prototypes, evaluation and training systems which are similar to those that ASML sells in its ordinary course of business. These systems are capitalized under property, plant and equipment because these are held for own use, for operating lease and for evaluation purposes. These are recorded at cost and depreciated over their expected useful life taking into consideration their residual value. From the time that these assets are no longer held for own use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at their carrying value.
An amount of EUR 91.0 million (2014: EUR 95.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows.

ASML ANNUAL REPORT 2015    F-26

An amount of EUR 72.7 million (2014: EUR 30.7 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor). Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows.
During 2015, we recorded depreciation charges of EUR 243.0 million (2014: EUR 209.5 million; 2013: EUR 197.1 million) of which we recorded EUR 191.7 million (2014: EUR 153.9 million; 2013: EUR 144.1 million) in cost of sales, EUR 19.7 million (2014: EUR 36.3 million; 2013: EUR 35.0 million) in R&D costs and EUR 31.6 million (2014: EUR 19.3 million; 2013: EUR 18.0 million) in SG&A costs.
Variable Interest Entity
The carrying amount of land and buildings includes an amount of EUR 28.1 million (2014: EUR 29.5 million) relating to our headquarters in Veldhoven, the Netherlands, which is ultimately owned by Koppelenweg I B.V., a "VIE".
As of 2003, we are leasing the Veldhoven headquarters for a period of 15 years from an entity ("lessor") that was incorporated by the VIE Shareholders. The lessor’s shareholders’ equity amounts to EUR 1.9 million and has not changed since 2003.
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
13. Accrued and Other Liabilities
Accrued and other liabilities consist of the following:

As of December 31	2014	2015
(in thousands)	EUR	EUR

Deferred revenue	1,268,633	1,737,391
Costs to be paid	411,725	333,597
Down payments from customers	647,317	606,804
Personnel related items	301,075	341,554
Derivative financial instruments	67,755	20,860
Standard warranty reserve	41,508	18,803
Other	21,441	30,953
Accrued and other liabilities	2,759,454	3,089,962
Less: non-current portion of accrued and other liabilities [1]	411,655	414,369
Current portion of accrued and other liabilities	2,347,799	2,675,593

1.
The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferred revenues with respect to services.

The increase in accrued and other liabilities mainly relates to an increase in deferred revenue which is partly offset by a decrease in costs to be paid.

ASML ANNUAL REPORT 2015    F-27

Deferred revenue as of December 31, 2015 mainly consists of deferred revenue for system shipments and credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 1,402.6 million (2014: EUR 925.2 million) and extended and enhanced (optic) warranty contracts amounting to EUR 303.3 million (2014: EUR 313.8 million). Both include deferred revenues with respect to our EUV systems, NXE:3300B and NXE:3350B. The total deferred revenue for these EUV systems is EUR 251.5 million (2014: EUR 102.5 million). The increase in deferred revenue for EUV systems is mainly caused by two NXE:3350B systems under installation at our customer.
Costs to be paid as of December 31, 2015 include an amount of EUR 92.7 million (2014: EUR 124.0 million) relating to the expected losses to upgrade the first 11 NXE:3300B sources in the field, which was assumed by ASML as a result of the acquisition of Cymer. In addition, costs to be paid include accrued costs for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.
Down payments from customers relate to advance payments received from customers for systems that will be shipped in future periods.
Personnel related items mainly consist of accrued profit sharing, accrued management bonuses, accrued vacation days, accrued pension premiums, accrued wage tax and accrued vacation allowance.
Derivative financial instruments consist of the fair value of foreign currency contracts and the aggregate fair value of interest rate swaps which includes accrued interest, see Note 4.
Changes in standard warranty reserve for the years 2015 and 2014 are as follows:

Year ended December 31	2014	2015
(in thousands)	EUR	EUR

Balance at beginning of year	27,475	41,508
Additions for the year	42,420	23,067
Utilization of the reserve	(22,749)	(37,006)
Release of the reserve	(5,468)	(11,837)
Effect of exchange rates	(170)	3,071
Balance at end of year	41,508	18,803
The decrease in the standard warranty reserve mainly relates to utilization for NXE:3300B systems and a lower addition as a result of less sales of NXE:3300B systems in 2015 compared to 2014.
14. Long-term Debt
Long-term debt consists of the following:

As of December 31	2014	2015
(in thousands)	EUR	EUR

EUR 600 million 5.75 percent senior notes due 2017, carrying amount	264,085	254,339
EUR 750 million 3.375 percent senior notes due 2023, carrying amount	841,514	828,876
Loan headquarter building [1]	29,507	28,078
Other	19,031	18,392
Long-term debt	1,154,137	1,129,685
Less: current portion of long-term debt	4,261	4,211
Non-current portion of long-term debt	1,149,876	1,125,474

1.	This loan relates to our VIE, see Note 12.

ASML ANNUAL REPORT 2015    F-28

Our obligations to make principal repayments under our Eurobonds and other borrowing arrangements excluding interest expense as of December 31, 2015, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2016	4,211
2017	242,361
2018	27,997
2019	1,762
2020	1,762
Thereafter	753,943
Long-term debt	1,032,036
Less: current portion of long-term debt	4,211
Non-current portion of long-term debt	1,027,825
Eurobonds
The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

As of December 31	2014	2015
(in thousands)	EUR	EUR
Amortized cost amount	978,242	979,620
Fair value interest rate swaps [1]	127,357	103,595
Carrying amount	1,105,599	1,083,215

1.	The fair value of the interest rate swaps excludes accrued interest.
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
The following table summarizes the estimated fair value of our Eurobonds:

As of December 31	2014	2015
(in thousands)	EUR	EUR
Principal amount	988,153	988,153
Carrying amount	1,105,599	1,083,215
Fair value [1]	1,139,628	1,100,849

1.	Source: Bloomberg Finance LP.
The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2015. Due to changes in market interest rates and credit spreads since the issue of our Eurobonds which carry a fixed coupon interest rate, the fair value deviates from the principal amount.

ASML ANNUAL REPORT 2015    F-29

15. Lines of Credit
Our available credit facilities amount to EUR 700.0 million as of December 31, 2015 and as of December 31, 2014. No amounts were outstanding under these credit facilities at the end of 2015 and 2014. The amounts available at December 31, 2015 and 2014 consisted of one EUR 700 million committed revolving credit facility with a group of banks. In 2015, the terms and conditions of the facility were amended by, among other things, removing the financial covenant and by extending the maturity until 2020. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our credit rating.
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
Our contractual obligations as of December 31, 2015 can be summarized as follows:

Payments due by period	Total	1 year	2 year	3 year	4 year	5 year	After 5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Long-Term Debt Obligations, including interest expense [1]	1,266,151	44,908	283,058	54,155	27,075	27,075	829,880
Operating Lease Obligations	99,004	35,159	20,711	15,595	12,814	7,336	7,389
Purchase Obligations	2,121,418	1,841,942	133,637	113,277	6,171	11,328	15,063
Total Contractual Obligations [2]	3,486,573	1,922,009	437,406	183,027	46,060	45,739	852,332

1.	See Note 14 to our Financial Statements for the amounts excluding interest expense.

2.	We have excluded unrecognized tax benefits for an amount of EUR 96.5 million as the amounts that will be settled in cash are not known and the timing of any payments is uncertain.
Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 14.
Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 45.1 million, EUR 43.9 million and EUR 42.0 million for the years ended December 31, 2015, 2014 and 2013, respectively.
Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. During 2015 we have exercised these options which will be effectuated in 2016, therefore no purchase options exists as per year end December 31, 2015. The related obligations are included under Purchase Obligations.
Purchase obligations exist of purchase commitments towards suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2015 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners give us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the industry in which we operate. We establish a provision for cancellation costs when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.
We have a non-committed guarantee facility of EUR 15.0 million under which guarantees in the ordinary course of business can be provided to third parties.
17. Employee Benefits
Our bonus expenses for the BoM, former BoM and senior management were as follows:

Year ended December 31	2013	2014	2015
(in thousands)	EUR	EUR	EUR

Bonus expenses	32,698	48,957	47,967
Bonus expenses include an amount of EUR 3.4 million (2014: EUR 3.5 million; 2013: EUR 2.1 million) in relation to the STI cash bonus for our BoM and former BoM.

ASML ANNUAL REPORT 2015    F-30

We have a performance related bonus plan for our senior management, who are not members of the BoM. Under this plan, the bonus amounts depend on actual performance against corporate and personal targets. Within ASML (excluding Cymer), the bonus for members of senior management can range between 0.0 percent and 75.0 percent of their annual salaries. Within Cymer, bonuses can range between 0.0 percent and 150.0 percent of their annual salary. The performance targets are set for a whole year. The bonuses over 2015 are accrued for in the Consolidated Balance Sheets as of December 31, 2015 and are expected to be paid in the first quarter of 2016.
The bonus expenses under these plans were as follows:

Year ended December 31	2013	2014	2015
(in thousands)	EUR	EUR	EUR

Bonus expenses	30,631	45,462	44,562
Profit-sharing Plan
We have a profit-sharing plan covering all European and US non-sales employees who are not members of the BoM or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to total net sales ranging from 0.0 to 20.0 percent of their annual salary. The profit sharing for the years 2015, 2014 and 2013 was 18.0 percent or EUR 95.1 million, 16.0 percent or EUR 71.3 million and 14.0 percent or EUR 55.9 million, respectively. Our profit is also one of the criteria for the individual variable pay programs for employees in Asia and employees eligible to the sales reward plan, expenses in relation to these plans amount to EUR 34.1 million for 2015 (including EUR 2.1 million for the sales reward plan), EUR 28.0 million (including EUR 2.1 million for the sales reward plan) for 2014 and EUR 25.8 million (including EUR 2.3 million for the sales reward plan) for 2013.
Share-based Compensation
In the past we have adopted various share and option plans for our employees. Starting January 1, 2014 the Employee Umbrella Share Plan has become effective, covering all grants made as of that date for our employees. The AGM approves each year the maximum number of shares that can be used by ASML to execute share-based incentives. Within this limit, the SB determines the maximum number of shares that is granted to the BoM in line with the Remuneration Policy and the BoM determines the total maximum of shares that can be granted in that year for eligible employees in line with existing policies. Our current share-based compensation plans do not provide for cash settlement of options and shares.
The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the BoM) was EUR 59.1 million in 2015, EUR 63.4 million in 2014 and EUR 52.4 million in 2013. The tax benefit recognized related to the recognized share-based compensation costs amounted to EUR 13.8 million in 2015, EUR 14.9 million in 2014 and EUR 10.7 million in 2013.
Total compensation costs to be recognized in future periods amount to EUR 65.4 million as of December 31, 2015 (2014: EUR 69.8 million; 2013: EUR 78.9 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.7 years (2014: 1.6 years ; 2013: 1.6 years ).
Employee Umbrella Share Plan
The Employee Umbrella Share Plan, effective as of January 1, 2014 covers all employees. Within this plan, we distinguish between performance and incentive shares. Within the incentive category, employees can choose, at inception, to convert the shares into options. All grants under the Employee Umbrella Share Plan typically have a three years year vesting period.
Share Plans
Our current share plans typically include a three years service period and some plans have vesting conditions which are based on performance. The fair value of shares is determined on the closing trading price of our shares listed at Euronext Amsterdam on the grant date.
Details with respect to shares granted and vested during the year are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2013	2014	2015	2013	2014	2015

Total fair value at vesting date of shares vested during the year (in thousands)	38,280	56,214	52,002	51,798	76,605	47,722
Weighted average fair value of shares granted	55.83	65.71	88.83	83.58	84.62	102.42

ASML ANNUAL REPORT 2015    F-31

A summary of the status of conditionally outstanding shares as of December 31, 2015, and changes during the year ended December 31, 2015, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date (EUR)	Number of shares	Weighted average fair value at grant date (USD)
Conditional shares outstanding at January 1, 2015	1,093,178	53.96	921,215	82.16
Granted	326,601	88.83	418,705	102.42
Vested	(600,298)	49.90	(474,363)	81.53
Forfeited	(14,973)	59.26	(62,511)	90.31
Conditional shares outstanding at December 31, 2015	804,508	71.05	803,046	92.46

Option Plans
Our current option plans typically vest over a three year service period with any unexercised stock options expiring ten years after the grant date. Options granted have fixed exercise prices equal to the closing price of our shares listed at Euronext Amsterdam on grant date. The fair value of stock options is determined using a Black-Scholes option valuation model.
The Black-Scholes option valuation of our stock options granted during the year is based on the following assumptions:

Year ended December 31	2013	2014	2015

Weighted average share price (in EUR)	60.6	65.0	88.1
Volatility (in percentage)	27.0	23.5	28.7
Expected life (in years)	5.6	5.6	5.6
Risk free interest rate	0.8	0.5	—
Expected dividend yield (in EUR)	2.00	2.25	2.52
Forfeiture rate [1]	—	—	—

1.	For the years ending December 31, 2015, 2014 and 2013, forfeitures are estimated to be nil.
When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.
Details with respect to stock options are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2013	2014	2015	2013	2014	2015

Weighted average fair value of stock options granted	14.22	13.94	21.69	21.74	18.57	23.56
Weighted average share price at the exercise date of stock options	59.53	71.69	91.30	77.25	93.19	103.88
Aggregate intrinsic value of stock options exercised (in thousands)	15,924	12,098	12,880	11,086	9,497	6,202
Weighted average remaining contractual term of currently exercisable options	3.09	2.94	3.24	3.12	3.79	4.74
Aggregate intrinsic value of exercisable stock options (in thousands)	37,441	39,020	24,336	22,781	17,942	8,518
Aggregate intrinsic value of outstanding stock options (in thousands)	38,718	40,428	24,611	25,369	19,171	8,709

ASML ANNUAL REPORT 2015    F-32

The number and weighted average exercise prices of stock options as of December 31, 2015, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options	Weighted average exercise price per ordinary share (USD)
Outstanding, January 1, 2015	599,756	22.09	285,172	40.60
Granted	33,007	86.71	24,125	95.16
Exercised	(171,788)	16.33	(71,793)	17.50
Forfeited	(1,028)	57.61	(1)	34.66
Expired	(4,267)	11.52	(498)	14.93
Outstanding, December 31, 2015	455,680	28.97	237,005	53.21
Exercisable, December 31, 2015	432,295	26.70	212,179	49.75

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2015	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2015	Weighted average remaining contractual life of outstanding options (years)
0 - 10	—	—	0 - 10	6,074	0.69
10 - 15	118,480	2.69	10 - 15	—	—
15 - 20	109,685	1.40	15 - 20	3,911	2.80
20 - 25	113,230	1.86	20 - 25	59,506	2.10
25 - 40	13,561	5.78	25 - 40	53,352	2.88
40 - 50	20,042	6.80	40 - 50	959	5.62
50 - 60	11,627	7.93	50 - 60	6,923	6.72
60 - 70	25,844	7.93	60 - 70	801	7.07
70 - 80	21,639	9.32	70 - 80	43,753	7.14
80 - 90	8,107	9.30	80 - 90	21,571	8.74
90 - 100	13,465	9.27	90 - 100	29,204	8.33
100 - 110	—	—	100 - 110	10,951	9.32
Total	455,680	3.50	Total	237,005	5.05

Employee Purchase Plan
Every quarter, we offer our worldwide payroll employees the opportunity to buy our shares or our stock options against fair value using their net salary. The BoM is excluded from participation in this plan. The fair value for shares is based on the closing price of our shares listed at Euronext Amsterdam on grant date. Within the employee purchase plan employees can choose to convert the shares into options. The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption "Option Plans". The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of their annual gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, we will pay out a 20.0 percent cash bonus on the initial participation amount.
Deferred Compensation Plans
In July 2002, we adopted a non-qualified deferred compensation plan for our US employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows us to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2015, 2014 and 2013. Cymer has a similar non-qualified deferred compensation plan for a selected group of management level employees in the US in which the employee may elect to defer receipt of current compensation in order to provide retirement and other benefits on behalf of such employee backed by Cymer owned life insurance policies.
As of December 31, 2015, our liability under deferred compensation plans was EUR 33.1 million (2014: EUR 29.4 million).

ASML ANNUAL REPORT 2015    F-33

Pension Plans
We maintain various pension plans covering substantially all of our employees. There are 6,530 eligible employees in the Netherlands. These employees participate in a multi-employer union plan (PME) determined in accordance with the collective bargaining agreements effective for the industry in which we operate. This collective bargaining agreement has no expiration date. This multi-employer union plan, accounted for as a defined-contribution plan, covers approximately 1,282 companies and approximately 147,000 contributing members. Our contribution to the multi-employer union plan was 6.8 percent of the total contribution to the plan as per the Annual Report for the year ended December 31, 2014. The plan monitors its risks on a global basis, not by participating company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. As of January 1, 2015 new pension legislation has been enacted. This legislation results in amongst others, an increase of legally required coverage levels. The coverage percentage is calculated by dividing the funds capital by the total sum of pension liabilities and is based on actual market interest rates. The coverage ratio as per December 31, 2015 of 97.7 percent (December 31, 2014: 104.1 percent) is calculated giving consideration to the new pension legislation and is below the legally required level. We have however no obligation whatsoever to pay off any deficits the pension fund may incur, nor have we any claim to any potential surpluses.
Every company participating in the PME contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same contribution rate. Although the premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan, for the 5-year period 2015-2019 the contribution percentage has been fixed at 23.6 percent (2014: 24.1 percent). The pension rights of each employee are based upon the employee’s average salary during employment.
Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required employer contribution for that period.
We also participate in several other defined contribution pension plans (outside the Netherlands), with our expenses for these plans equaling the employer contributions made in the relevant period.
Our pension and retirement expenses for all employees for the years ended December 31, 2015, 2014 and 2013 were:

Year ended December 31	2013	2014	2015
(in thousands)	EUR	EUR	EUR

Pension plan based on multi-employer union plan	40,476	46,542	50,808
Pension plans based on defined contribution	19,799	24,774	28,909
Pension and retirement expenses	60,275	71,316	79,717

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
We accrue for legal costs related to litigation and legal proceedings in our Consolidated Statements of Operations at the time when the related legal services are actually provided to ASML. In 2015, EUR 0.1 million estimated losses were recorded as a charge to our Consolidated Statements of Operations (2014: EUR 12.9 million and 2013: EUR 3.2 million).
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
In 2004, the Nikon Cross-License Agreement was signed. Under the Nikon Cross-License Agreement, (i) ASML granted Nikon a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by ASML and (ii) Nikon granted ASML a non-exclusive license to manufacture and sell lithography equipment under patents owned or otherwise sublicensable by Nikon. These license grants cover patents having an effective application date before or on December 31, 2002 ("Class A Patents"), as well as patents with an effective application date after December 31, 2002 that were issued worldwide before the end of 2009 ("Class B Patents"), but exclude certain specified patents set forth in the Nikon Cross-License Agreement. The license period is perpetual for Class A Patents, and the licenses for Class B Patents terminated at the end of 2009.

ASML ANNUAL REPORT 2015    F-34

At any time until June 30, 2015 (which deadline has been extended through at least mid-March 2016) each of ASML and Nikon has a right to designate up to five Class B patents (or patents related to lithography issued from 2010 to 2015) of the other party as Class A patents. Any patents acquired after the date of the Nikon Cross-License Agreement are deemed Class B Patents. In addition, pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 through December 31, 2014, not to bring suit for claims related to infringement of patents issued and not perpetually licensed, including the Class B Patents. Under the terms of the Nikon Cross-License Agreement, beginning on January 1, 2015, the parties may bring suit for infringement of certain patents subject to the agreement, including any infringement that occurred from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components.
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
19. Income Taxes
The components of the provision for income taxes are as follows:

Year ended December 31	2013	2014	2015
(in thousands)	EUR	EUR	EUR

Current tax	(52,753)	(130,425)	(116,094)
Deferred tax	44,766	53,430	(45,352)
Provision for income taxes	(7,987)	(76,995)	(161,446)

The Dutch statutory tax rate was 25.0 percent in 2015, 2014 and 2013. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.
The reconciliation of the provision for income taxes is as follows:

Year ended December 31	2013		2014		2015
(in thousands)	EUR	% [1]	EUR	% [1]	EUR	% [1]

Income before income taxes	1,023,477	100.0%	1,273,635	100.0%	1,548,620	100.0%
Income tax provision based on ASML’s domestic rate	(255,869)	25.0%	(318,409)	25.0%	(387,155)	25.0%
Effects of tax rates in foreign jurisdictions	23,459	(2.3)%	(1,580)	0.1%	5,370	(0.3)%
Adjustments in respect of tax exempt income	29,430	(2.9)%	23,899	(1.9)%	31,276	(2.0)%
Adjustments in respect of tax incentives	120,751	(11.7)%	159,728	(12.5)%	205,555	(13.3)%
Adjustments in respect of prior years’ current taxes	5,155	(0.5)%	(6,474)	0.5%	(13,559)	0.9%
Adjustments in respect of prior years’ deferred taxes	16,164	(1.6)%	1,325	(0.1)%	6,001	(0.4)%
Movements in the liability for unrecognized tax benefits	(7,588)	0.7%	(9,669)	0.8%	(10,600)	0.7%
Tax effects in respect of Cymer acquisition related items	67,730	(6.6)%	77,909	(6.1)%	—	—%
Other credits and non-taxable items	(7,219)	0.7%	(3,724)	0.3%	1,666	(0.1)%
Provision for income taxes	(7,987)	0.8%	(76,995)	6.0%	(161,446)	10.4%

1.	As a percentage of income before income taxes.
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

ASML ANNUAL REPORT 2015    F-35

Effects of tax rates in foreign jurisdictions
A portion of our results is realized in countries other than the Netherlands where different tax rates are applicable. In 2013, compared to prior years, the distribution effect of tax rates in foreign jurisdictions was impacted by a shift in the mix of taxable income across tax jurisdictions as a result of the acquisition of Cymer as per May 30, 2013.
Adjustments in respect of tax exempt income
In certain jurisdictions part of the income generated is tax exempted.
Adjustments in respect of tax incentives
Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the Dutch "Innovation Box" and the Dutch research and development deduction or "RDA". The Innovation box is a facility under Dutch corporate tax law pursuant to which qualified income associated with R&D is subject to a preferential tax rate of 5%. The RDA is a tax incentive providing for an additional tax deduction for qualified (non-labor) cost incurred for R&D activities performed in the Netherlands.
Adjustments in respect of prior years’ current taxes
The movements in the adjustments in respect of prior years' current taxes for the years 2013, 2014 and 2015 are considered to be limited.
Adjustments in respect of prior years’ deferred taxes
We recognized a tax benefit of EUR 16.2 million or 1.6 percent of income before income taxes in 2013 as result of a partial release of a valuation allowance for the Belgium Notional Income Deduction or "NID" credits or NID stock to the extent we expect future taxable profits to realize these NID credits before expiration of those credits.
Movements in the liability for unrecognized tax benefits
In 2015, similar to prior years 2014 and 2013, the effective tax rate was impacted by limited movements in the liability for unrecognized tax benefits, including effects due to foreign exchange rate differences.
Tax effects in respect of Cymer acquisition related items
In 2014 the tax rate was favorably impacted by settling agreements entered into by ASML Netherlands B.V. and Cymer LLC. The agreements settled in 2014, were originally entered into by ASML Netherlands B.V. and Cymer LLC prior to our acquisition of Cymer in May 2013. The settlement amount was taxed at different tax rates. In 2013 we recognized a gain as a result of the accounting for business combinations Cymer. This gain is not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate in 2013.
Other credits and non-taxable items
Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment expenses, as well as the impact of (the reversal of) various tax credits on our provision for income taxes.
Income taxes recognized directly in shareholders’ equity
Income taxes recognized directly in shareholders’ equity (including OCI) are as follows:

Income tax recognized in shareholders’ equity	2013	2014	2015
(in thousands)	EUR	EUR	EUR
Current tax
OCI (financial instruments)	(759)	2,977	(1,363)
Tax benefit from share-based payments	(3,110)	(3,972)	(3,660)
Total income tax recognized in shareholders’ equity	(3,869)	(995)	(5,023)

Liability for unrecognized tax benefits and deferred taxes
The liability for unrecognized tax benefits and total deferred tax position recorded on the Consolidated Balance Sheets are as follows:

As of December 31	2014	2015
(in thousands)	EUR	EUR
Liability for unrecognized tax benefits	(83,738)	(96,458)
Deferred tax position	32,715	(518)
Total deferred tax assets (liabilities)	(51,023)	(96,976)

ASML ANNUAL REPORT 2015    F-36

Liability for unrecognized tax benefits
We have operations in multiple jurisdictions, where we are subject to the application of complex tax laws. Application of these complex tax laws may lead to uncertainties on tax positions. We aim to resolve these uncertainties in discussions with the tax authorities. We reserve for uncertain tax positions, which are unsolved, as liability for unrecognized tax benefits in line with the requirements of ASC 740, which requires us to estimate the potential outcome of any uncertain tax position when disputed by the tax authorities. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. We conclude that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our Financial Statements.
Consistent with the requirements of ASC 740, as of December 31, 2015, the liability for unrecognized tax benefits amounts to EUR 96.5 million (2014: EUR 83.7 million) which is classified as non-current deferred and other tax liabilities. If recognized, these tax benefits would affect our effective tax rate for approximately the equal amounts.
Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the Consolidated Balance Sheets as of December 31, 2015 amounted to EUR 25.0 million (2014: EUR 24.7 million). Accrued interest and penalties recorded in the Consolidated Statement of Operations of 2015 amounted to a tax charge of EUR 0.2 million (2014: EUR 1.7 million; 2013: EUR 4.1 million).
A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31	2014	2015
(in thousands)	EUR	EUR

Balance, January 1	(74,069)	(83,738)
Gross increases – tax positions in prior period	(10,185)	(8,145)
Gross decreases – tax positions in prior period	12,743	1,987
Gross increases – tax positions in current period	(12,227)	(10,690)
Lapse of statute of limitations	—	6,248
Effect of changes in exchange rates	—	(2,120)
Total liability for unrecognized tax benefits	(83,738)	(96,458)

We conclude our allowances for tax contingencies to be appropriate. Based on the information currently available, we estimate that the liability for unrecognized tax benefits will decrease by EUR 20.4 million within the next 12 months, mainly as a result of expiration of statute of limitations.
We are subject to tax audits in certain of our major tax jurisdictions, for years from and including 2009 onwards in Korea and for years from and including 2011 onwards in the US. In the course of such audits, local tax authorities may challenge the positions taken by us.

ASML ANNUAL REPORT 2015    F-37

Deferred taxes
The composition of total deferred tax assets and liabilities reconciled to the classification in the Consolidated Balance Sheets is as follows:

Deferred taxes	January 1, 2015	Consolidated Statements of Operations	Effect of changes in exchange rates	December 31, 2015
(in thousands)	EUR	EUR	EUR	EUR
Deferred tax assets:
Capitalized R&D expenditures	14,593	(3,626)	1,658	12,625
R&D credits	43,361	(31,589)	4,634	16,406
Inventories	63,012	8,160	4,355	75,527
Deferred revenue	21,249	12,115	2,056	35,420
Accrued and other liabilities	47,350	(5,391)	5,267	47,226
Installation and warranty reserve	13,670	(4,319)	1,691	11,042
Tax effect carry-forward losses	39,106	(20,215)	2,002	20,893
Property, plant and equipment	6,295	360	516	7,171
Restructuring and impairment	2,283	(680)	258	1,861
Alternative minimum tax credits [1]	5,505	—	625	6,130
Share-based payments	9,365	2,129	1,020	12,514
Other temporary differences	26,398	(7,511)	5,573	24,460
Total deferred tax assets [2]	292,187	(50,567)	29,655	271,275

Deferred tax liabilities:
Intangible fixed assets	(219,141)	18,586	(24,895)	(225,450)
Property, plant and equipment	(29,435)	(8,273)	(2,578)	(40,286)
Borrowing costs	(1,887)	(26)	—	(1,913)
Other temporary differences	(9,009)	5,528	(663)	(4,144)
Total deferred tax liabilities	(259,472)	15,815	(28,136)	(271,793)

Net deferred tax assets (liabilities)	32,715	(34,752)	1,519	(518)

Classified as:
Deferred tax assets – current	159,460			133,131
Deferred tax assets – non-current	28,760			29,012
Deferred tax liabilities – current	(1,928)			(2,379)
Deferred tax liabilities – non-current	(153,577)			(160,282)
Net deferred tax assets (liabilities)	32,715			(518)

1.	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses and other available tax attributes are used.

2.	Valuation allowances recognized in relation to deferred tax assets as of December 31, 2015 amounted to EUR 29.9 million (2014: EUR 25.4 million).

ASML ANNUAL REPORT 2015    F-38

Deferred taxes	January 1, 2014	Consolidated Statements of Operations	Effect of changes in exchange rates	December 31, 2014
(in thousands)	EUR	EUR	EUR	EUR
Deferred tax assets:
Capitalized R&D expenditures	20,888	(8,186)	1,891	14,593
R&D credits	11,242	29,496	2,623	43,361
Inventories	46,661	10,639	5,712	63,012
Deferred revenue	16,409	3,061	1,779	21,249
Accrued and other liabilities	45,460	(3,630)	5,520	47,350
Installation and warranty reserve	6,702	5,821	1,147	13,670
Tax effect carry-forward losses	67,282	(33,465)	5,289	39,106
Property, plant and equipment	11,785	(6,102)	612	6,295
Restructuring and impairment	3,361	(1,442)	364	2,283
Alternative minimum tax credits [1]	6,342	(1,467)	630	5,505
Share-based payments	16,151	(9,203)	2,417	9,365
Other temporary differences	11,661	14,099	638	26,398
Total deferred tax assets [2]	263,944	(379)	28,622	292,187

Deferred tax liabilities:
Intangible fixed assets	(261,905)	68,719	(25,955)	(219,141)
Property, plant and equipment	(17,592)	(9,232)	(2,611)	(29,435)
Borrowing costs	(1,823)	(64)	—	(1,887)
Other temporary differences	(12,800)	4,055	(264)	(9,009)
Total deferred tax liabilities	(294,120)	63,478	(28,830)	(259,472)

Net deferred tax assets (liabilities)	(30,176)	63,099	(208)	32,715

Classified as:
Deferred tax assets – current	124,431			159,460
Deferred tax assets – non-current	139,513			28,760
Deferred tax liabilities – current	(3,494)			(1,928)
Deferred tax liabilities – non-current	(290,626)			(153,577)
Net deferred tax assets (liabilities)	(30,176)			32,715

1.	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses are used.

2.	Valuation allowances recognized in relation to deferred tax assets as of December 31, 2014 amounted to EUR 25.4 million (2013: EUR 25.0 million)
Tax effect carry-forward losses
Deferred tax assets from carry-forward losses recognized as per December 31, 2015 result predominantly from net operating loss carry-forwards incurred relating to NID stock in Belgium and various qualifying state tax losses in the US.
NID stock in Belgium can generally be offset against future profits realized in the 7 years following the year in which the NID stock occurs. The total amount of NID stock is EUR 32.0 million (2014: EUR 37.5 million) taxable base and EUR 10.9 million (2014: EUR 12.7 million) tax effect.
Qualifying net operating losses, under US federal tax laws incurred by US group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. As of December 31, 2015 we fully utilized the amount of losses carried forward under US federal tax laws (2014: EUR 44.6 million tax basis; EUR 15.6 million tax effect). The total amount of losses carried forward under US state tax laws as of December 31, 2015, is EUR 90.4 million (2014: EUR 77.7 million) tax basis or EUR 4.3 million (2014: EUR 3.7 million) tax effect. Our ability to use US state tax loss carry forwards in existence at December 31, 2015, is subject to varying state statutes (providing for periods of between 5 and 20 years).
20. Segment Disclosure
ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance.
Management reporting includes net system sales figures of new and used systems and includes sales by technology.

ASML ANNUAL REPORT 2015    F-39

Net system sales for new and used systems were as follows:

Year ended December 31	2013	2014	2015
(in thousands)	EUR	EUR	EUR

New systems	3,890,154	4,127,433	4,109,439
Used systems	102,975	115,357	127,744
Net system sales	3,993,129	4,242,790	4,237,183

Net system sales per technology were as follows:

Year ended December 31
(in thousands)	Net system sales in units	Net system sales in EUR
2015
EUV	1	70,473
ArFi	67	3,238,452
ArF dry	9	107,522
KrF	74	747,740
I-line	18	72,996
Total	169	4,237,183

2014
EUV	5	299,845
ArFi	76	3,477,718
ArF dry	3	32,611
KrF	38	381,436
I-line	14	51,180
Total	136	4,242,790

2013
EUV	1	60,100
ArFi	77	3,120,719
ArF dry	2	38,019
KrF	64	720,053
I-line	13	54,238
Total	157	3,993,129

The decrease in net system sales of EUR 5.6 million, or 0.1 percent, to EUR 4,237.2 million in 2015 from EUR 4,242.8 million in 2014 (2013: EUR 3,993.1 million) is negligible.
For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets are attributed to the geographic location in which these assets are located.

ASML ANNUAL REPORT 2015    F-40

Total net sales and long-lived assets (consisting of property, plant and equipment) by geographic region were as follows:

Year ended December 31	Total net sales	Long-lived assets
(in thousands)	EUR	EUR
2015
Japan	668,381	3,209
Korea	1,971,650	11,626
Singapore	121,390	422
Taiwan	1,551,512	60,029
Rest of Asia	543,976	3,485
Netherlands	3,521	1,229,800
Rest of Europe	211,038	1,313
United States	1,215,907	310,794
Total	6,287,375	1,620,678

2014
Japan	477,110	3,695
Korea	1,624,059	16,684
Singapore	132,593	879
Taiwan	1,124,883	60,241
Rest of Asia	405,576	3,807
Netherlands	1,334	1,124,632
Rest of Europe	196,332	1,322
United States	1,894,390	236,263
Total	5,856,277	1,447,523

2013
Japan	201,664	3,340
Korea	1,286,509	16,155
Singapore	139,313	1,109
Taiwan	2,221,426	48,427
Rest of Asia	478,234	3,742
Netherlands	11,525	969,192
Rest of Europe	187,030	2,600
United States	719,625	173,275
Total	5,245,326	1,217,840

In 2015, net sales to the largest customer accounted for EUR 1,633.6 million, or 26.0 percent, of total net sales (2014: EUR 1,532.1 million, or 26.2 percent, of total net sales; 2013: EUR 2,058.6 million, or 39.2 percent, of total net sales). Our three largest customers (based on total net sales) accounted for EUR 704.1 million, or 58.3 percent, of accounts receivable and finance receivables at December 31, 2015, compared with EUR 643.2 million, or 49.3 percent, at December 31, 2014.
Substantially all of our sales were export sales in 2015, 2014 and 2013.
21. Selected Operating Expenses and Additional Information
Personnel expenses for all payroll employees were:

Year ended December 31	2013	2014	2015
(in thousands)	EUR	EUR	EUR
Wages and salaries	835,563	985,883	1,165,433
Social security expenses	69,839	81,721	92,910
Pension and retirement expenses	60,275	71,316	79,717
Share-based payments	52,371	63,380	59,070
Personnel expenses	1,018,048	1,202,300	1,397,130

The average number of payroll employees in FTEs during 2015, 2014 and 2013 was 11,824, 10,942 and 9,540, respectively.
The average number of payroll employees in FTEs in our operations in the Netherlands during 2015, 2014 and 2013 was 6,113, 5,589 and 5,112, respectively. Both increases in 2015 compared to 2014 and in 2014 compared to 2013 in payroll employees (in FTEs) is in line with our net sales growth.

ASML ANNUAL REPORT 2015    F-41

The total number of payroll and temporary employees in FTEs per sector was:

As of December 31	2013	2014	2015
Customer Support	2,949	3,289	3,607
SG&A	1,098	1,240	1,380
Industrial Engineering [1]	785	—	—
Manufacturing & Logistics	3,658	3,846	3,833
R&D	4,735	5,697	5,861
Total employees (in FTEs)	13,225	14,072	14,681
Less: Temporary employees (in FTEs)	2,865	2,754	2,513
Payroll employees (in FTEs)	10,360	11,318	12,168

1.	As of January 1, 2014, our industrial engineering department has been incorporated into R&D.
22. Research and Development Costs
R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from Participating Customers in the CCIP) decreased by EUR 6.0 million, or 0.6 percent, to EUR 1,068.1 million in 2015 from EUR 1,074.1 million in 2014. R&D costs for both 2015 and 2014 were primarily focused on programs supporting EUV, DUV immersion, and Holistic Lithography. In 2015, R&D activities mainly related to:

•	EUV - Further improving availability and productivity, and supporting the design of our NXE:3400B system;

•	DUV immersion - Focused on the final stages of development relating to our NXT:1980 systems, of which we shipped the first systems in 2015, as well as development of future DUV platforms; and

•	Holistic Lithography - Further development of Yieldstar and process window control solutions.
R&D costs (net of credits and excluding contributions under the NRE funding agreements from Participating Customers in the CCIP) increased by EUR 192.1 million, or 21.8 percent, to EUR 1,074.1 million in 2014 from EUR 882.0 million in 2013. R&D costs increased mainly due to the acceleration of certain R&D programs, primarily EUV and DUV immersion.
R&D costs include credits of EUR 32.9 million, EUR 24.1 million and EUR 16.0 million in 2015, 2014 and 2013, respectively. R&D credits relate to worldwide (inter-)governmental funding for certain strategic development programs designed to stimulate qualifying research. The increases of R&D credits in each of 2014 and 2015 relate to additional funding received for DUV immersion and EUV development programs.
23. Interest and Other, Net
Interest and other income of EUR 10.9 million (2014: EUR 14.5 million and 2013: EUR 9.2 million) mainly relates to interest income on deposits, short-term investments, money market funds, bank accounts and on finance receivables.
Interest and other expense of EUR 27.4 million (2014: EUR 23.1 million and 2013: EUR 33.6 million) mainly consists of net interest expense on our Eurobonds and related interest rate swaps, interest on lease obligations and amortized financing costs for a total of EUR 19.0 million (2014: EUR 19.9 million and 2013: EUR 16.2 million). In 2013, there was a one-off loss of EUR 8.9 million relating the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017.
Interest on cash pools is reported on a gross basis in both interest income and interest expense. From an economic and legal perspective, the interest on cash pools of EUR 1.5 million (2014: EUR 3.2 million and 2013: EUR 1.9 million) recorded in interest income nets off against the same amount recorded in interest expense.
24. Vulnerability Due to Certain Concentrations
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
Zeiss is our single supplier, and we are their single customer, of optical components for lithography systems and is capable of producing these items only in limited numbers and only through the use of its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany. During 2015, our production was not limited by the deliveries from Zeiss.

ASML ANNUAL REPORT 2015    F-42

25. Shareholders’ Equity

Share Capital
ASML’s authorized share capital amounts to EUR 126.0 million and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;

•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and

•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.
As at December 31, 2015, 433,332,573 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up, this includes 5,345,891 treasury shares. No ordinary shares B and no cumulative preference shares have been issued.
Our BoM has the power to issue ordinary shares and cumulative preference shares insofar as the BoM has been authorized to do so by the General Meeting of Shareholders. The BoM requires approval of the SB for such an issue. The authorization by the General Meeting of Shareholders can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the BoM to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the BoM, provided that the SB has approved such proposal.
Shares Issued as a Result of the Acquisition of Cymer
A subsidiary of ASML and Cymer completed a merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As of December 31, 2015, we have issued 36,473,095 ordinary shares for an aggregate amount of EUR 2,347.3 million in relation to the acquisition of Cymer.
Shares Issued in Relation to Share-based Compensation
We have adopted various share and option plans for our employees. Whenever ordinary shares have to be delivered pursuant to these plans, we typically deliver treasury shares that we purchase in share buy-back programs for this purpose. Because these treasury shares were no longer available in the course of 2014, we issued new ordinary shares from time to time to meet our delivery obligations under the plans. In 2015, we issued 389,961 new ordinary shares with an aggregate fair value of EUR 36.9 million (2014: EUR 51.3 million; 2013: nil) in relation to our ESOPs. Fair value is determined on the closing price of our ordinary shares at Amsterdam Euronext at the date of respective issuance.
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
Shares Issued in Customer Co-Investment Program
In connection with the CCIP, on September 12, 2012, we issued 62,977,877 ordinary shares to the Stichting that holds shares on behalf of Intel and 12,595,575 ordinary shares to the Stichting that holds shares on behalf of Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to the Stichting that holds shares on behalf of TSMC. We received an amount of EUR 3,853.9 million in relation to the shares issued under the CCIP. The Stichting that held TSMC's shares in the CCIP has informed ASML that TSMC has sold all of those shares. For further details on our CCIP see Note 27.

ASML ANNUAL REPORT 2015    F-43

Ordinary Shares
An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the "Giro Act") maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. At our 2015 AGM, the BoM was authorized from April 22, 2015 through October 22, 2016, subject to the approval of the SB, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 22, 2015, plus an additional 5.0 percent of our issued share capital at April 22, 2015 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.
Holders of ASML’s ordinary shares have a preemptive right, in proportion to the aggregate nominal amount of the ordinary shares held by them. This preemptive right may be restricted or excluded. Holders of ordinary shares do not have preemptive right with respect to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders, the BoM has the power subject to approval of the SB, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2015 AGM, our shareholders authorized the BoM through October 22, 2016, subject to approval of the SB, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2016 AGM, our shareholders will be asked to extend this authority through October 29, 2017.
Ordinary Shares B
The articles of association provide for 9,000 ordinary shares B with a nominal value of EUR 0.01. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting of Shareholders. Holders of fractional shares had the opportunity, until July 31, 2013, to convert fractional shares into ordinary shares B to obtain voting rights with respect to those fractional shares. No ordinary shares B have been issued.
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
The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price would be payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

ASML ANNUAL REPORT 2015    F-44

Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the BoM approved by the SB. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.
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
Dividend Policy
As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.
For 2015, a proposal to declare a dividend of EUR 1.05 per ordinary share of EUR 0.09 nominal value will be submitted to the 2016 AGM.
26. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.
On January 21, 2015 we announced our intention to repurchase approximately EUR 1.0 billion of our own shares within the 2015-2016 timeframe. This program consisted of the intended purchase of (i) up to 3.3 million shares to cover ESOPs and (ii) up to EUR 750 million of shares for cancellation. On July 14, 2015, ASML completed the purchase of 3.3 million shares for ESOPs for a total amount of EUR 314.9 million. In addition, from July 16, 2015 to December 31, 2015, we have acquired 3.0 million shares which will be canceled for a total consideration of EUR 250.0 million. In total ASML has acquired 6.3 million shares under this program for a total consideration of EUR 564.9 million.
The following table provides a summary of shares repurchased by ASML in 2015:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under program 1	Maximum value of shares that may yet be purchased under program 2 (EUR)

January 21 - 31, 2015	202,080	93.65	202,080	3,097,920	750,000,000
February 1 - 28, 2015	478,691	91.43	680,771	2,619,229	750,000,000
March 1 - 31, 2015	740,490	97.30	1,421,261	1,878,739	750,000,000
April 1 - 30, 2015	551,263	95.01	1,972,524	1,327,476	750,000,000
May 2 - 31, 2015	412,920	97.21	2,385,444	914,556	750,000,000
June 1 - 30, 2015	734,976	96.72	3,120,420	179,580	750,000,000
July 1 - 14, 2015	179,580	92.13	3,300,000	—	750,000,000
July 16 - 31, 2015	320,500	91.50	3,620,500	—	720,674,218
August 1 - 31, 2015	533,000	83.66	4,153,500	—	676,085,205
September 1 - 30, 2015	482,500	80.64	4,636,000	—	637,176,550
October 1 - 31, 2015	429,927	81.09	5,065,927	—	602,312,556
November 1 - 30, 2015	572,167	86.41	5,638,094	—	552,871,175
December 1 - 22, 2015	634,682	83.29	6,272,776	—	500,005,909
Total	6,272,776	90.05

ASML ANNUAL REPORT 2015    F-45

27. Customer Co-Investment Program
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
In addition to the funding commitments described above, the Participating Customers have invested in 96,566,077 of our ordinary shares, the proceeds of which, totaling EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a synthetic share buyback executed in November 2012. For further information regarding the synthetic share buyback, see Note 25.
Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements
In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE Funding Agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 62,977,877 of our ordinary shares. A description of the shareholders agreement and NRE Funding Agreements between ASML and Intel is set out below. The agreements between ASML and the other program participants – TSMC (which acquired 20,992,625 of our ordinary shares and made an EUR 276 million funding commitment) and Samsung (which acquired 12,595,575 of our ordinary shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations ("Stichtingen") established for each participant.
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
Based upon the subscription price (EUR 39.91) included in the investment agreements, the equity participation of Intel (15 percent), TSMC (5 percent) and Samsung (3 percent) amount to EUR 2,513 million, EUR 838 million and EUR 503 million, respectively. On June 12, 2015, TSMC reported to the AFM that its interest in ASML had decreased below the 3 percent notification threshold. The TSMC Stichting holding the shares for TSMC has since informed us that all such shares have been sold and transferred.
Under the investment agreements, ASML has agreed to indemnify the Participating Customers and their affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the investment agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.
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

ASML ANNUAL REPORT 2015    F-46

Voting Restrictions
Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under "Standstill; Additional Purchases" below) prior to a shareholder agreement termination event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting of Shareholders (the "Voting Restrictions"): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the BoM as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.
Standstill, Lock-up and Orderly Market Arrangements
Standstill; Additional Purchases
Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the "Standstill Period"), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the "Standstill Restriction"). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a shareholder agreement termination event.
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
Lock-up; Orderly Sell Down
Intel agreed not to, without prior written consent of ASML, transfer any ordinary shares or depositary receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE Funding Agreements, and (iii) the occurrence of a shareholder agreement termination event ((i), (ii) and (iii) together, the "Lock-Up Restriction"). This Lock-Up Restriction has now expired. The TSMC Stichting that held TSMC's shares in the CCIP has informed ASML that TSMC has sold all of those shares.
In addition, Intel may not (even now after the Lock-Up Restriction has ended), without written consent of ASML, transfer on Euronext Amsterdam, NASDAQ or another securities exchange more than 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung); the foregoing restriction does not apply to block trades or underwritten offerings. There are also restrictions on Intel's ability to transfer ASML shares to certain competitors or customers of ASML.

ASML ANNUAL REPORT 2015    F-47

Termination
The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a "shareholder agreement termination event") (i) certain change of control transactions where the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting of Shareholders following such transaction, (ii) in the event of a delisting of our shares listed at Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (iv) in the event that all depositary receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see "Standstill; Additional Purchases" above).
NRE Funding Agreements
On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements pursuant to which Intel has agreed to fund certain of ASML’s R&D costs and project expenditures. One agreement relates to the Intel 450mm NRE Funding Agreement and the other relates to the Intel EUV NRE Funding Agreement (together the "Intel NRE Funding Agreements"). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreements (2013-2017).
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
The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by the Participating Customers of the aggregate amount of funding owed under its respective NRE Funding Agreement.
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
For further details regarding the share issuance to the Participating Customers and the synthetic share buyback conducted in connection with our CCIP, see Note 25.
28. Related Party Transactions
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

ASML ANNUAL REPORT 2015    F-48

The total net sales and the net outstanding liability to Intel (and its affiliates) were as follows:

Year ended December 31	2013	2014	2015
(in thousands)	EUR	EUR	EUR
Total net sales to Intel	494,659	1,007,603	618,069
Net outstanding liability to Intel	182,336	386,824	700,156
There have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder, and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof.
29. Subsequent Events
Subsequent events were evaluated up to February 4, 2016, which is the date the Financial Statements included in this Annual Report were approved. There are no events to report.

Veldhoven, the Netherlands
February 4, 2016

/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
President, CEO and member of the Board of Management

/s/ Wolfgang U. Nickl
Wolfgang U. Nickl
Executive Vice President, CFO and member of the Board of Management

ASML ANNUAL REPORT 2015    F-49

Report of Independent Registered Public Accounting Firm
To: the Supervisory Board and Shareholders of ASML Holding N.V.:
We have audited the accompanying consolidated balance sheets of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, statements of shareholders' equity and statements of comprehensive income, and statements of cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Accountants B.V.
Eindhoven, The Netherlands
February 4, 2016

ASML ANNUAL REPORT 2015    F-50

ASML ANNUAL REPORT 2015

Definitions

ASML ANNUAL REPORT 2015    D-1

Name	Description

AC	Audit Committee of ASML

AFM	Autoriteit Financiële Markten; Authority for the Financial Markets of the Netherlands

AGM	Annual General Meeting of Shareholders

AMD	Advanced Micro Devices, Inc.

Annual Report	Annual Report on Form 20-F

ARCNL	Advanced Research Center for Nanolithography

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASC	Accounting Standards Codification

ASML	ASML Holding N.V. and its subsidiaries

ASP	Average Selling Price

ASU	Accounting Standards Update

BA	Bachelor of Arts

BEPS	Base Erosion and Profit Shifting

BESP	Best Estimate of Selling Price

BoM	Board of Management

Brion	Brion Technologies, Inc.

Canon	Canon Kabushiki Kaisha

Canon Cross-License Agreement	ASML and Canon signed a global patent cross-license agreement related to the field of semiconductor lithography

CCIP	Customer Co-Investment Program

CD	Critical Dimension

CEO	Chief Executive Officer

CFO	Chief Financial Officer

Class A Patents	Patents having an effective application date before December 31, 2002 in accordance with the Nikon Cross-License Agreement.

Class B Patents	Patents with an effective application date after December 31, 2002 that were issued worldwide before the end of 2009 in accordance with the Nikon Cross-License Agreement.

CLS	Cymer Light Sources

CMO	Chief Marketing Officer

Code of Conduct	Code of ethics and conduct

Company	ASML Holding N.V.

CO2	Carbon Dioxide

CODM	Chief Operating Decision Maker

COO	Chief Operations Officer

CPO	Chief Program Officer

CRMC	Capital Research & Management Company

Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014

CTO	Chief Technology Officer

Customer Stichtingen
Intel Stichting and TSMC Stichting jointly referred. Shares held by Participating Customers in the CCIP, are held through Foundations that issued to the Participating Customers depository receipts representing shares held by these Foundations.

Cymer	Cymer Inc. and its subsidiaries

DC	Disclosure Committee

ASML ANNUAL REPORT 2015    D-2

Name	Description

Dutch Central Bank	The Dutch Central Bank (De Nederlandsche Bank), which is the supervisor of all pension companies in the Netherlands

Deloitte	Deloitte Accountants B.V.

DTC	Depositary Trust Company

DUV	Deep Ultra Violet

EGM	Extraordinary General Meeting of Shareholders

EPS	Earnings per share

ESOP	Employee Stock and Stock Option Plans

EURIBOR	Euro Interbank Offered Rate

Eurobonds	Our EUR 600 million 5.75 percent senior notes due 2017 and our EUR 750 million 3.375 percent senior notes due 2023

Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

EU	European Union

EUV	Extreme Ultraviolet

Exchange Act	US Securities Exchange Act of 1934

FASB	Financial Accounting Standards Board

FAT	Factory Acceptance Test

FIRPTA	Foreign Investment in Real Property Tax Act

FMSA	Financial Markets Supervision Act (Wet op het financieel toezicht (Wft))

FOM	Foundation for Fundamental Research on Matter and part of NWO (Stichting voor Fundamenteel onderzoek der Materie en onderdeel van NWO)

Foundation	Stichting Preferente Aandelen ASML

Foundry	Contract Manufacturers of Logic Chips

FTEs	Full-time equivalents

Holistic Lithography	Optimize the scanner performance by taken into account the entire chip creation process, from design to volume manufacturing

IASB	International Accounting Standards Board

IC	Integrated Circuit

i-line	Lithography system with a mercury lamp as light source

IDM	Integrated Device Manufacturer

IFRS	International Financial Reporting Standards

imec	Interuniversitair Micro-Elektronica Centrum

Intel	Intel Corporation

Intel 450mm NRE Funding Agreement	Agreement with Intel related to the development of 450mm lithography equipment

Intel EUV NRE Funding Agreement	Agreement with Intel related to the development of EUV lithography equipment

Intel Investment Agreement	The investment agreement between ASML and Intel

Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment

Intel Stichting	Stichting Administratiekantoor MAKTSJAB

IPR	Intellectual Property Rights

IRS	Internal Revenue Service

KrF	Krypton Fluoride

LIBOR	London Interbank Offered Rate

ASML ANNUAL REPORT 2015    D-3

Name	Description

Logic	Integrated Device Manufacturers and Foundries

MBA	Master of Business Administration

Memory	NAND-Flash Memory and DRAM Memory chip makers

mm	Millimeter (one thousandth of a meter)

MPS	Mature Products and Services

MPT	Multiple Patterning Technology

NA	Numerical Aperture

NASDAQ	NASDAQ Stock Market LLC

New York Transfer Agent	J.P. Morgan Chase Bank, N.A.

NID	Notional Interest Deduction

Nikon	Nikon Corporation

Nikon Cross-License Agreement	The patent Cross-License agreement between Nikon and ASML related to lithography equipment used to manufacture semiconductor devices

nm	Nanometer (one billionth of a meter)

Non-Resident Holder	A holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes

NPV	Net Present Value

NRE	Non Recurring Engineering

NRE Funding Agreements	The Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement

NWO	Dutch Organization for Scientific Research (‘Nederlandse Organisatie voor Wetenschappelijk onderzoek’)

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay

OCI	Other Comprehensive Income

OECD	Organization for Economic Co-operation and Development

Participating Customers	The participants in the Customer Co-Investment Program: Intel, TSMC, and Samsung

PFIC	Passive Foreign Investment Company

PME	Bedrijfstakpensioenfonds Metalektro

Preference Share Option	An option to acquire cumulative preference shares in our capital

R&D	Research and Development

RDA	Research and Development Deduction ("Research and Development Aftrek")

RU	Reporting Unit

RU ASML	Reporting Unit ASML (which is ASML excluding RU CLS)

RU CLS	Reporting Unit Cymer Light Sources

Samsung	Samsung Electronics Corporation

Samsung Investment Agreement	The investment agreement between ASML and Samsung

Samsung NRE Funding Agreement	The Samsung Funding Agreement related to the development of 300mm/450mm and EUV lithography equipment

Samsung Stichting	Stichting Administratiekantoor Samsung

Sarbanes-Oxley Act	The Sarbanes-Oxley Act of 2002

SB	Supervisory Board of ASML

ASML ANNUAL REPORT 2015    D-4

Name	Description

SEC	The United States Securities and Exchange Commission

SG&A	Selling, General and Administrative

Shareholder Agreement	In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and Intel Stichting entered into a shareholder agreement (we refer to page F-48)

STI	Short-term incentive

TPE	Third-Party Evidence

Transfer Agent Agreement	Agreement about transfer, registrar and dividend disbursement
\
TSMC	Taiwan Semiconductor Manufacturing Company Ltd.

TSMC Investment Agreement	The investment agreement between ASML and TSMC

TSMC NRE Funding Agreements	The TSMC Funding Agreements related to the development of 450mm and EUV lithography equipment

TSMC Stichting	Stichting Administratiekantoor TSMC

US	United States

US GAAP	Generally accepted accounting principles in the United States of America

UvA	University of Amsterdam

VAT	Value-added tax

VIE	Variable interest entity

VIE Shareholders	Syndicate of three banks formed solely for the purpose of leasing the headquarter in Veldhoven

VLSI Research	An independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market

VSOE	Vendor-Specific Objective Evidence

VU	Vrije Universiteit Amsterdam

WACC	Weighted Average Cost of Capital

Wavelength	The frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC

Website	www.asml.com

Works Council	Works Council of ASML Netherlands B.V.

YieldStar	Advanced wafer metrology system

Zeiss	Carl Zeiss SMT GmbH

ASML ANNUAL REPORT 2015    D-5

ASML ANNUAL REPORT 2015

Exhibit Index

ASML ANNUAL REPORT 2015    E-1

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
4.6
Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and Nikon Corporation (Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)[1]

4.7
ASML/Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004)[1]

4.8
ASML Performance Stock Plan for Members of the Board of Management (Version 1) (Incorporated by reference to the Registrant's Registration Statement on Form S-8 filed with the SEC on July 5, 2007 (file No. 333-144356))

4.9
ASML Performance Stock Plan for Members of the Board of Management (Incorporated by reference to the Registrant's Registration Statement on Form S-8 filed with the SEC on October 13, 2009 (file No. 333-162439))

4.10	ASML Board of Management Umbrella Share Plan (Incorporated by reference to the Registrant's Registration Statement on Form S-8 filed with the SEC on April 14, 2015 (file No. 333-203390))
4.11
450mm NRE Funding Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012) [1]

4.12
EUV NRE Funding Agreement between ASML Holding N.V. and Intel Corporation, dated July 9, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012) [1]

4.13
Shareholder Agreement between ASML Holding N.V., Intel Holdings B.V., Intel Corporation and Stichting Administratiekantoor MAKTSJAB dated September 12, 2012 (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012)

8.1	List of Main Subsidiaries [2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 [2]
15.1	Consent of Deloitte Accountants B.V. [2]
101.INS	XBRL Instance Document [2]
101.SCH	XBRL Taxonomy Extension Schema Document [2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document 2

1.	Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

2.	Filed at the SEC herewith.

ASML ANNUAL REPORT 2015    E-2

ASML ANNUAL REPORT 2015    E-3