Form 20-F
period 2016-12-31
ASML HOLDING NV
filed 2017-02-08
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2016
Commission file number 001-33463
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
429,941,232 Ordinary Shares
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

ASML ANNUAL REPORT 2016

Form 20-F

Contents

Part I

1	Item 1 Identity of Directors, Senior Management and Advisors

1	Item 2 Offer Statistics and Expected Timetable

1	Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

16	Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plant and Equipment

24	Item 4A Unresolved Staff Comments

24	Item 5 Operating and Financial Review and Prospects
Executive Summary
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc.
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

34	Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

40	Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

41	Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

42	Item 9 The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

43	Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

ASML ANNUAL REPORT 2016

49	Item 11 Quantitative and Qualitative Disclosures About Market Risk

50	Item 12 Description of Securities Other Than Equity Securities

Part II

51	Item 13 Defaults, Dividend Arrearages and Delinquencies

51	Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

51	Item 15 Controls and Procedures

51	Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
F. Change in Registrant’s Certifying Accountant
G. Corporate Governance
H. Mine Safety Disclosure

Part III

56	Item 17 Financial Statements

56	Item 18 Financial Statements

56	Item 19 Exhibits

D-1	Definitions

ASML ANNUAL REPORT 2016

ASML ANNUAL REPORT 2016

Part I

Special Note Regarding Forward-Looking Statements
In addition to historical information, this Annual Report contains statements relating to our future business and/or results. These statements include certain projections and business trends that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. They appear in a number of places throughout this Annual Report and include statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends, systems backlog and bookings, IC unit demand, expected financial results, including expected sales levels, including expected service and field options sales, gross margin, SG&A and R&D expenses, other income, expected tax rate, expected capital expenditures and repayment obligations, annual revenue and EPS opportunity and potential, customer, partner and industry roadmaps, including shrink roadmaps, the planned acquisition of a minority stake in Zeiss and its expected benefits, including the funding of the transaction and future funding of Zeiss by ASML, the development of High-NA and the expected production of higher performance microchips at lower costs, the acquisition of HMI and its expected benefits, including expected contribution to ASML's results, the provision of e-beam metrology capability and its effect on holistic lithography solutions, including the introduction of a new class of pattern fidelity control and the improvement of customers’ control strategy, expected growth of our service business, expected shipments of systems, productivity of our tools and systems, including EUV productivity targets and goals, and system performance, including EUV system performance (such as endurance and availability of EUV systems), the development of EUV technology and EUV industrialization, the number of EUV systems expected to be shipped and recognized in revenue and timing of shipment, expected use of EUV systems in high volume manufacturing and revenue recognition, expected industry trends and expected trends in the business environment, including the expected continuation of Moore's law, dividend policy, our proposed dividend and plans to repurchase shares and the current share repurchase plan.
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
On November 22, 2016, we acquired 100 percent of the issued share capital of HMI. Financial information presented in our Annual Report includes HMI from November 22, 2016 onwards.
A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Annual Report is set forth on pages D-1 through D-5.

ASML ANNUAL REPORT 2016    1

Five-Year Financial Summary

Year ended December 31	2012	2013	2014	2015	2016
(in thousands, except per share data)	EUR	EUR	EUR	EUR	EUR

Consolidated Statements of Operations data
Net sales	4,731,555	5,245,326	5,856,277	6,287,375	6,794,752
Cost of sales	(2,726,298)	(3,068,064)	(3,259,903)	(3,391,631)	(3,750,272)

Gross profit	2,005,257	2,177,262	2,596,374	2,895,744	3,044,480
Other income	—	64,456	81,006	83,200	93,777
Research and development costs	(589,182)	(882,029)	(1,074,035)	(1,068,077)	(1,105,763)
Selling, general and administrative costs	(259,301)	(311,741)	(321,110)	(345,732)	(374,760)

Income from operations	1,156,774	1,047,948	1,282,235	1,565,135	1,657,734
Interest and other, net	(6,196)	(24,471)	(8,600)	(16,515)	33,644

Income before income taxes	1,150,578	1,023,477	1,273,635	1,548,620	1,691,378
Provision for income taxes	(4,262)	(7,987)	(76,995)	(161,446)	(219,484)

Net income	1,146,316	1,015,490	1,196,640	1,387,174	1,471,894

Earnings per share data
Basic net income per ordinary share	2.70	2.36	2.74	3.22	3.46
Diluted net income per ordinary share [1]	2.68	2.34	2.72	3.21	3.44

Number of ordinary shares used in computing per share amounts (in thousands)
Basic	424,096	429,770	437,142	430,639	425,598
Diluted [1]	426,986	433,446	439,693	432,644	427,684

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

ASML ANNUAL REPORT 2016    2

Five-Year Financial Summary

As of and for the year ended December 31	2012		2013		2014	2015	2016
(in thousands)	EUR		EUR		EUR	EUR	EUR

Consolidated Balance Sheets data
Cash and cash equivalents	1,767,596		2,330,694		2,419,487	2,458,717	2,906,868
Short-term investments	930,005		679,884		334,864	950,000	1,150,000
Working capital [1]	3,745,559		4,156,917		4,257,335	4,600,529	5,276,833
Total assets	7,410,478		11,513,730		12,203,945	13,295,031	17,205,961
Long-term debt [2]	759,490		1,074,570		1,154,137	1,129,685	3,319,465
Shareholders’ equity	4,066,893		6,922,427		7,512,590	8,388,831	9,820,481
Share capital	37,470		40,092		39,426	38,786	39,391
Consolidated Statements of Cash Flows data
Depreciation and amortization [3]	186,620		228,775		254,644	296,884	356,928
Impairment	3,234		13,057		10,528	2,287	3,466
Net cash provided by operating activities	703,478		1,054,173		1,025,206	2,025,580	1,665,906
Purchase of property, plant and equipment [4]	(171,878)		(210,804)		(358,280)	(371,770)	(316,338)
Purchase of short-term investments	(1,379,997)		(904,856)		(504,756)	(950,000)	(2,520,000)
Maturity of short-term investments	449,992		1,195,031		849,776	334,864	2,320,000
Cash used for derivative financial instruments	—		—		—	(171,899)	(15,034)
Loans issued and other investments	—		—		—	—	(7,427)
Acquisition of subsidiary (net of cash acquired)	(10,292)		(443,712)	[5]	—	—	(2,641,295)
Net cash used in investing activities	(1,119,833)		(368,341)		(16,212)	(1,159,913)	(3,188,478)
Dividend paid	(188,892)		(216,085)		(267,962)	(302,310)	(445,865)
Purchase of treasury shares	(535,373)		(300,000)		(700,000)	(564,887)	(400,000)
Net proceeds from issuance of shares	3,907,666	[6]	31,822		39,679	33,230	582,742	[7]
Net proceeds from issuance of notes	—		740,445	[8]	—	—	2,230,619	[9]
Repurchase of notes	—		(368,303)	[10]	—	—	—
Capital repayment	(3,728,324)	[11]	—		—	—	—
Net cash from (used in) financing activities	(545,583)		(113,111)		(928,439)	(833,946)	1,963,639
Net increase (decrease) in cash and cash equivalents	(964,186)		563,098		88,793	39,230	448,151

1.	Working capital is calculated as the difference between total current assets and total current liabilities.

2.	Long-term debt includes the current portion of long-term debt.

3.
In 2016, depreciation and amortization includes EUR 290.8 million of depreciation of property, plant and equipment (2015: EUR 243.0 million, 2014: EUR 209.5 million, 2013: EUR 197.1 million and 2012: EUR 179.3 million), EUR 63.5 million of amortization of intangible assets (2015: EUR 51.2 million, 2014: EUR 43.9 million, 2013: EUR 27.6 million and 2012: EUR 6.1 million) and EUR 2.6 million of amortization of underwriting commissions and discount related to the bonds and credit facility (2015: EUR 2.7 million, 2014: EUR 1.2 million, 2013: EUR 4.1 million and 2012: EUR 1.2 million).

4.
In 2016, an amount of EUR 21.6 million (2015: EUR 91.0 million, 2014: EUR 95.5 million, 2013: EUR 115.9 million, 2012: EUR 204.8 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows data. For further details see Note 12 to the Financial Statements.

5.	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.

6.	Net proceeds from issuance of shares include an amount of EUR 3,853.9 million related to the share issuances in connection to the CCIP. See Note 27 to the Financial Statements.

7.	Net proceeds from issuance of shares includes an amount of EUR 536.6 million which is included in the consideration transfered for the acquisition of HMI. For further details see Note 2.

8.
Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the issuance of our EUR 750 million 3.375 percent senior notes due 2023.

9.
Net proceeds from issuance of notes relate to the total cash proceeds of EUR 2,230.6 million (net of incurred transaction costs) from the issuance of our EUR 500 million 0.625 percent senior notes due 2022, our EUR 1,000 million 1.375 percent senior notes due 2026 and our EUR 750 million 1.625 percent senior notes due 2027.

10.
Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 2017 including the partial unwinding of the related interest rate swaps.

11.
The capital repayment was made in connection with the synthetic buyback relating to the CCIP. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million in the CCIP relates to the capital repayment on ASML’s treasury shares which was part of the synthetic share buyback in November 2012.

ASML ANNUAL REPORT 2016    3

Five-Year Financial Summary

As of and for the year ended December 31	2012		2013		2014		2015		2016

Ratios and other data
Gross profit as a percentage of net sales	42.4		41.5		44.3		46.1		44.8
Income from operations as a percentage of net sales	24.4		20.0		21.9		24.9		24.4
Net income as a percentage of net sales	24.2		19.4		20.4		22.1		21.7
Shareholders’ equity as a percentage of total assets	54.9		60.1		61.6		63.1		57.1
Income taxes as a percentage of income before income taxes	0.4		0.8		6.0		10.4		13.0
Sales of systems (in units)	170		157		136		169		157
ASP of system sales (in millions EUR)	22.4		25.4		31.2		25.1		29.1
Value of systems backlog (in millions EUR) [1]	1,214.1		1,953.3		2,772.4		3,184.3		3,961.3
Systems backlog (in units) [1]	46		56		82		79		83
ASP of systems backlog (in millions EUR)[1]	26.4		34.9		33.8		40.3		47.7
Value of booked systems (in millions EUR) [1]	3,312.3		4,644.0		4,902.2		4,639.0		5,396.3
Net bookings (in units) [1]	144		166		157		165		160
ASP of booked systems (in millions EUR) [1]	23.0		28.0		31.2		28.1		33.7
Number of payroll employees (in FTEs)	8,497		10,360		11,318		12,168		13,991
Number of temporary employees (in FTEs)	2,139		2,865		2,754		2,513		2,656
Increase (decrease) net sales in percentage	(16.3)		10.9		11.6		7.4		8.1
Number of ordinary shares issued and outstanding (in thousands)	407,165		440,852		432,935		427,987		429,941
Closing ASML share price on Euronext Amsterdam (in EUR)	48.00		68.04		89.50		82.55		106.65
Volatility 260 days as percentage of our shares listed on Euronext Amsterdam (in EUR) [2]	28.64		23.98		27.49		33.62		25.47
Closing ASML share price on NASDAQ (in USD)	64.39		93.70		107.83		88.77		112.20
Volatility 260 days as percentage of our shares listed on NASDAQ (in USD) [3]	30.05		24.01		26.01		28.94		26.85
Dividend per ordinary share (in EUR)	0.53		0.61		0.70		1.05		1.20	[4]
Dividend per ordinary share (in USD)	0.69	[5]	0.84	[5]	0.76	[5]	1.21	[5]	1.28	[4,6]

1.	Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B).

2.	Volatility represents the variability in our share price on Euronext Amsterdam as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).

3.	Volatility represents the variability in our share price on NASDAQ as measured over the 260 business days of each year presented (source: Bloomberg Finance LP).

4.	Subject to approval of the AGM to be held on April 26, 2017.

5.	The dividend per ordinary share in USD has been adjusted compared to the relevant Annual Reports for such years to reflect the actual exchange rates at time of dividend payment.

6.	The exchange rate used to express the proposed dividend per ordinary share in USD is the exchange rate of USD/EUR 1.07 as of January 29, 2017.

ASML ANNUAL REPORT 2016    4

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
The following are the Noon Buying Rates certified by the Federal Reserve Bank for customs purposes, expressed in US dollars per euro.

Calendar year	2012	2013	2014	2015	2016	2017	[2]

Period End	1.32	1.38	1.21	1.09	1.06	1.07
Period Average [1]	1.29	1.33	1.33	1.10	1.10	1.06
Period High	1.35	1.38	1.39	1.20	1.15	1.07
Period Low	1.21	1.28	1.21	1.05	1.04	1.04

1.	The average of the Noon Buying Rates on the last business day of each month during the period presented.

2.	Through January 29, 2017.

Months of	August 2016	September 2016	October 2016	November 2016	December 2016	January 2017

Period High	1.13	1.13	1.12	1.11	1.08	1.07
Period Low	1.11	1.12	1.09	1.06	1.04	1.04
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
Risks related to the semiconductor industry
The semiconductor industry is highly cyclical and we may be adversely affected by any downturn
As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, of which the timing, duration and volatility are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems, services and Holistic Lithography products depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:
• The current and anticipated market demand for semiconductors and for products utilizing semiconductors;
• Semiconductor prices;
• Semiconductor production costs and manufacturing capacity utilization of semiconductor manufacturers;
• Semiconductor equipment industry capacity and utilization;
• Changes in semiconductor inventory levels;
• General economic conditions; and
• Access to capital.
Reductions or delays in capital expenditures by our customers could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2016    5

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve positive net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product and service demand, we may also incur increased costs related to inventory obsolescence in an industry downturn, and such inventory obsolescence costs may be higher with our newer technology systems such as EUV. We have grown in terms of employees, facilities and inventories in recent years, including through the acquisitions of Cymer and HMI, so it may be even more difficult for us to reduce costs in order to respond to an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on sales prices and impairment of assets, including inventories, intangible assets, and machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.
Current and future deteriorations in the financial markets and the global economy in general can have a number of effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or a delay in transition to newer technology systems; (ii) reducing the availability of financial resources on favorable terms to finance the future growth of our business, (iii) insolvency of key suppliers resulting in product delays, (iv) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (v) other adverse effects that we cannot currently anticipate. If the financial markets and the global economy deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.
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
Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry
The semiconductor manufacturing industry is subject to:

•	Rapid change towards more complex and expensive technologies;

•	Frequent new product introductions and existing product enhancements;

•	Evolving industry standards;

•	An increasing role of software and system architecture in IC production;

•	Changes in customer requirements, including a heightened importance in system predictable availability and productivity; and

•	Collaboration or cost sharing arrangements for research and development activities.
Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our and our suppliers' R&D programs and the timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.
In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as immersion, EUV and Holistic Lithography. If we or our suppliers are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products, due to a failure of our products to meet their development roadmaps or for any other reason, this could result in customers continuing to use existing or alternative technology systems, and we may not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2016    6

The success of EUV, which we believe is critical for keeping pace with Moore’s Law, which postulates that the number of transistors on a chip doubles approximately every 24 months at equivalent costs, remains dependent on continuing technical advances by us and our suppliers. These advances include, in particular, advances in technology related to the light source, source power, system availability, and scanner performance, without which EUV systems cannot achieve the productivity and yield required to economically justify the higher price of these systems. Other advances necessary for further development of EUV technology include, in particular, advances in high numerical aperture (High-NA). A delay in these technological advances could lead to a delay in the development of these systems or a delay in such systems meeting production requirements, which could discourage or result in much slower adoption of this EUV technology and could delay purchases of these systems. High-NA, in particular, which is a further extension of our EUV technology, requires significant resources for its development. If we are unsuccessful in developing High-NA or if industry adoption is delayed or not achieved, this could impact our business and we may be unable to recoup all investments we have made, which could have a material adverse effect on our results of operations. In addition, the introduction of alternative technologies or processes by our competitors that compete with EUV could discourage adoption of EUV technology.
In addition, our Holistic Lithography offering is focused on enhancing the performance of lithography systems, both in new fabrication development and in existing installed base solutions. Our success in Holistic Lithography depends upon a variety of factors including our ability to design and develop new applications, timely and efficient implementation of our services, product performance and effective direct field support. If we are not successful in developing, marketing and implementing new applications or enhancing our existing applications, our business may suffer.
If the technologies that we pursue to assist our customers in producing smaller and more efficient chips are not as effective as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on other lithography products, this may adversely affect our business, financial condition and results of operations, and we would not recoup the significant investments we have made in EUV and Holistic Lithography.
Furthermore, our systems are complex and may not perform according to specifications or quality standards. The increasing complexity of our systems, particularly of EUV (including High-NA, when available), could lead to quality issues, which may result in additional expenses and may damage our reputation and reduce demand for our products, any of which could have a material adverse effect on our business, financial condition and results of operations. The increasing number of system upgrades as part of our offering also contributes to the risk of quality issues.
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
Cadence for the introduction of new systems is lengthening
Our lithography systems have become more complex and costly to develop and build, in particular with respect to our EUV systems, including the further enhancement of EUV technology with High-NA. In addition, some of our customers have experienced delays in implementing their product roadmaps, which has resulted in delayed demand of new systems. These factors resulted in longer development cycles and a longer transition period (or cadence) both for our new systems and industry-wide, increasing the risk of a slowing down of the overall transition period for new systems as predicted by Moore's Law. A lengthening of the cadence for new system purchases by our customers could result in a slower adoption of EUV or any other new technology as a result of delays in the development of new systems or a change in the customer's product roadmaps or investment outlook. As a result of a lengthening of the cadence, our customers have purchased and may continue to purchase existing technology systems rather than new leading-edge systems or may delay their investment in new systems to the extent that such investment is not economical or required given their product cycles. A lengthening of the cadence for the introduction of our new systems can also result in increased competition, as competitors may have more time to develop competing systems. In addition, longer cadence means we face increasing competition from manufacturers who produce systems with lower performance levels than our new systems, particularly with end-market customers who do not require smaller transistors. The change in cadence of our new systems could result in a decrease in the number of new systems or technology we sell in a given year, which could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2016    7

Industry adoption of EUV technology for high volume production may be delayed
EUV represents the next-generation lithography technology for ASML, and we have made significant investments, including our 2013 acquisition of Cymer and our intended investment in Carl Zeiss SMT, to develop EUV technology. To date, we have only sold a limited number of EUV systems. There are a number of development milestones to be met with respect to EUV systems for high volume production. There are a number of factors that may inhibit or delay industry adoption of our EUV systems for high volume production, including those set forth in this Risk Factors section. Any delay in industry adoption of our EUV systems for high volume production could have a material adverse effect on our business, financial condition and results of operations. In addition, for our EUV systems which we sell as part of our commercial sales, we defer a portion of the revenues pending completion of performance milestones agreed with the customer, so to the extent that our systems fail to meet these milestones, our revenues and profitability in certain periods may be lower.
We face intense competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;

•	The cost of ownership of lithography systems based on purchase price, maintenance costs, availability, productivity, and customer service and support costs;

•	The exchange rate of the euro against the functional currency of our competitors and our customers, particularly against the Japanese yen;

•	The strength and breadth of our portfolio of patents and other intellectual property rights; and

•	Our customers’ desire to obtain lithography equipment from more than one supplier.
Our competitiveness depends upon our ability to develop new and enhanced semiconductor equipment, related applications and services that are competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Item 4.B. "Business Overview - Intellectual Property", and Note 18 to the Financial Statements.
We compete primarily with Nikon and Canon in respect of systems. Each of Nikon and Canon has substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In particular, we have experienced increased competition from Nikon and Canon in existing technologies such as TWINSCAN XT systems, where end-market demand has increased. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the US dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and lower sales which could have a material adverse effect on our business, financial condition and results of operations. We also face the risk of a decline in sales if our products and services do not meet our customers' standards, which could result in decline in demand from or loss of such customers.
We also compete with providers of software applications that support or enhance complex patterning solutions, including lithography, such as KLA-Tencor Corporation. These applications effectively compete with our Holistic Lithography offering, which has become an increasingly significant part of our business. The competition we face in our applications business may be higher than for our systems, as there are more competitors and potential competitors in this market and such competitors may have greater financial resources and more experience in this market than us. In addition to competitors in lithography, we may face competition with respect to alternative technologies. If we fail to keep pace with Moore’s Law or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.
In addition, the lengthening of the cadence for the introduction of our new systems can also result in increased competition, as competitors may have more time to develop competing systems. In addition, longer cadence means we face increasing competition from manufacturers who produce systems with lower performance levels than our new systems, particularly with end-market customers who do not require smaller transistors.
Furthermore, a number of business combinations and strategic partnerships among our customers and research partners in the semiconductor industry have occurred, and more could occur in the future. Consolidation among our customers and research partners could affect industry dynamics and could adversely affect our business and margins, which could have a material adverse effect on our business, financial condition and results of operations.
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

ASML ANNUAL REPORT 2016    8

The number of lithography systems we are able to produce may be limited by the production capacity of Carl Zeiss SMT. Carl Zeiss SMT is our single supplier of lenses, mirrors, illuminators, collectors and other critical optical components (which we refer to as optics). If Carl Zeiss SMT is unable to maintain and increase production levels or if we are unable to maintain our business relationship with Carl Zeiss SMT in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Carl Zeiss SMT is to terminate its relationship with us or if Carl Zeiss SMT is unable to maintain production of optics over a prolonged period, we would effectively cease to be able to conduct our business. See Item 4.B. "Business Overview—Manufacturing, Logistics and Suppliers". In addition to Carl Zeiss SMT’s current position as a supplier of optics, a number of other critical components such as drive lasers included in our CO2 lasers used in our EUV systems are available from only a limited number of suppliers. We have recently agreed to acquire a 24.9% stake in Carl Zeiss SMT. This acquisition is not yet complete and is subject to conditions. In addition, while we will have certain rights in the governance of Carl Zeiss SMT as a result of our intended acquisition of the 24.9% stake, we will not control Carl Zeiss SMT, so we continue to face the risks described above with respect to Carl Zeiss SMT, notwithstanding our recent agreement to acquire this interest in Carl Zeiss SMT. See “We have made a significant investment in Carl Zeiss SMT, but we will not control Carl Zeiss SMT and may not achieve expected benefits of this transaction.”
Designing and manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and could result in delays by our suppliers. Lead-times in obtaining components have increased as our products have become more complex, and our failure to adequately predict demand for our systems or any delays in the shipment of components can result in insufficient supply of components or, conversely, excess inventory or limiting our capabilities to react fast to changing market conditions. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.
In addition, as we develop new technologies, such as EUV, this requires our suppliers to participate in the development process so that the components they supply will meet the requirements of our development roadmap, and this may require significant R&D spending and investment on the part of our suppliers, particularly with the long lead-time required for EUV components. If our suppliers are unable to meet our technological and supply demands in line with our development roadmap, this may delay the development and introduction of new products. In addition, our suppliers may not have or may not be willing to spend sufficient financial resources to make the necessary R&D expenditures and investments to enable them (and therefore us) to maintain their development roadmaps and ultimately meet our supply demands. In this case, we may co-invest with our suppliers to continue the R&D required to continue development roadmaps. A failure to obtain adequate supplies of components and other product inputs could lead us to acquire a supplier, which may be costly and involve risks associated with acquisitions.
A high percentage of net sales is derived from a few customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. In addition, although Holistic Lithography constitutes an increasing portion of our revenue, a significant portion of those customers are the same customers as those of our systems. Consequently, while the identity of our largest customers may vary from year to year, sales may remain concentrated among relatively few customers in any particular year. In 2016, recognized net sales to our largest customer accounted for EUR 1,646.2 million, or 24.2 percent of net sales, compared with EUR 1,633.6 million, or 26.0 percent of net sales, in 2015. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.
Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for EUR 655.3 million, or 51.8 percent of accounts receivable and finance receivables on December 31, 2016, compared with EUR 704.1 million, or 58.3 percent on December 31, 2015.
As a result of the foregoing risks, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2016    9

We derive most of our revenues from the sale of a relatively small number of products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (157 units in 2016 and 169 units in 2015), with an ASP per system in 2016 of EUR 29.1 million (EUR 32.4 million for new systems and EUR 4.0 million for used systems) and an ASP per system in 2015 of EUR 25.1 million (EUR 28.5 million for new systems and EUR 5.1 million for used systems). As a result, the timing of shipment and recognition of revenue for a particular reporting period from a small number of system sales may have a material adverse effect on our business, financial condition and results of operations in that period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	A downturn in the highly cyclical semiconductor industry;

•	Volatility in the Logic and Memory end-markets as a result of oversupply;

•	Shipment rescheduling;

•	Cancellation or order push-back by customers;

•	Manufacturing difficulties;

•	A delay in the development and delivery of new technology; or

•	Delays in deliveries by suppliers
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
As a result of the increased time required to introduce new technologies capable of full-scale production, in particular with respect to EUV, we offer customers the ability to upgrade these systems in order for the market to accept new technology enhancements and an increasing number of customers have opted for such upgrades. System upgrades can be complex and result in system downtime costs and quality issues, which could negatively impact our business, financial condition and results of operations.
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
As lithography technologies become more complex, the success of our R&D programs becomes more uncertain, while their cost rises
Our lithography systems have become increasingly complex, and accordingly, the costs to develop new products and technologies have increased, and we expect such costs to continue to increase. This increase in costs requires us to continue obtaining sufficient funding for our R&D programs. For example, we obtained partial funding for our EUV R&D program through the CCIP. We may however, be unable to obtain this type of funding from customers in the future, or our customers may not show sufficient support for a particular technological development, which could lead us to delay or reduce investments in the R&D programs related to such development, in which case we may be unable or we may determine not to fund R&D investments necessary to maintain our technological leadership. The increasing complexity of new technologies, which leads to increasing cost of R&D programs for new technologies, also increases the risk that a new product or technology may not be successful.

ASML ANNUAL REPORT 2016    10

Furthermore, as the innovation cycle becomes more complex, developing new technology, including EUV technology, requires increased R&D investments by our suppliers in order to meet the technology demands of us and our customers. Our suppliers may not have, or may not be willing to invest in, the resources necessary to continue the development of the new technologies to the extent such investments are necessary, which may result in our contributing funds to such R&D programs or limiting the R&D investments that we can undertake. For example, in connection with our intended acquisition of a 24.9% stake in Carl Zeiss SMT, we have agreed to make significant investments in Carl Zeiss SMT to fund programs for the development of High-NA. There is no assurance that these investments will be sufficient to meet development timetables or that we will recoup the benefits of these investments.
EUV is highly complex and remains under development
EUV technology is highly complex and further improvements in EUV technology are required for volume, production and shipment of EUV systems, including improvements in predictable availability and source power (which we refer to as industrialization of EUV). Such improvements will require further investment by us, our suppliers and our customers. In addition, the improvements in EUV required for EUV industrialization are dependent on technological developments by our suppliers, partners, including Zeiss, and customers. If our suppliers and partners do not advance the development and adoption of our EUV systems or if our customers do not develop the required manufacturing sites to accommodate our EUV systems, this could lead to an extension of the timeline of EUV development, which could have a material adverse effect on our business, financial condition and results of operations.
Failure to adequately protect the intellectual property rights upon which we depend could harm our business
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology and applications. However, we face the risk that such measures could prove to be inadequate because:

•	Intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;

•	Patent rights may not be granted or interpreted as we expect;

•	Patents will expire which may result in key technology becoming widely available that may hurt our competitive position;

•	The steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and

•	Third parties may be able to develop or obtain patents for broadly similar or similar competing technology.
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
A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations
We rely on the accuracy, availability and security of our information technology systems. Despite the measures that we have implemented, including those related to cyber security, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access.
From time to time we experience cyber security attacks on our information technology systems, these attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other corporate espionage. These attacks include malicious software (malware), attempts to gain unauthorized access to data, and other electronic security breaches of our information technology systems as well as the information technology systems of our suppliers, customers and other service providers that have led and could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information (including confidential information relating to our customers, employees and suppliers), and corruption of data. To date, none of the attacks we have experienced has materially impacted our business or operations. Nevertheless, any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets (including our proprietary technology), unauthorized access to, or disclosure of, customer, personnel or supplier information, or corruption of our data and of our systems.
Moreover, there can be no assurance that such measures we have implemented will be sufficient to prevent a system failure, accident or security breach from occurring. To the extent that our business is interrupted or data or proprietary technology or customer data is lost, destroyed or inappropriately used or disclosed, this could adversely affect our competitive position, relationships with customers, employees and suppliers and therefore our business, financial condition and results of operations. In addition, we may be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future.
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

ASML ANNUAL REPORT 2016    11

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
In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacturing of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such third parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.
We also may incur substantial licensing or settlement costs, which although potentially strengthening or expanding our intellectual property rights or limiting our exposure to intellectual property claims of third parties, may have a material adverse effect on our business, financial condition and results of operations.
From late 2001 through 2004, ASML was a party to a series of civil litigation and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents generally relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML. Under the Nikon Cross-License Agreement, ASML and Nikon granted to each other a non-exclusive license for use in the manufacture, sale, and use of lithography equipment, under their respective patents.  The license granted relating to many of the patents of each party was perpetual, but the license relating to certain other of the patents expired at the end of 2009.  Each party had the right to select a limited number of the other party's patents where the license for such patents expired in 2009 to be subject to a permanent covenant not to sue in respect of patent infringement claims. In October 2016, the Patent Selection was completed.
In addition, the Nikon Cross-License Agreement provided that following the termination of some of the licenses granted in the Nikon Cross-License Agreement on December 31, 2009, there would be a standstill period during which the parties agreed not to bring patent infringement suits against each other.  This standstill period ran from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components. For more information on the Nikon Cross-License Agreement, see Item 4.B. "Business Overview - Intellectual Property."
Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of patents subject to the Nikon Cross-License Agreement, other than perpetually licensed patents. In addition, as described above, the Patent Selection was completed in October 2016. Therefore, there is now a defined group of patents owned by each party for which the license granted to the other party has expired.
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
We are subject to risks in our international operations
The majority of our sales are made to customers outside EMEA, see Note 20 to our Financial Statements. There are a number of risks inherent in doing business in some of those regions:

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

ASML ANNUAL REPORT 2016    12

In particular, 30.7 percent of our 2016 net sales and 24.7 percent of our 2015 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations. In addition, HMI, which we have acquired, is located in Taiwan, and as a result, the risks we face as a result of doing business in Taiwan will increase. Furthermore, certain of our manufacturing facilities as well as customers are located in South Korea. In particular, 23.3 percent of our 2016 net sales and 31.4 percent of our 2015 net sales were derived from customers in South Korea. There are tensions between the Republic of South Korea and the Democratic People’s Republic of Korea (North Korea) since the division of the Korean Peninsula following World War II. The worsening of relations between those two countries or the outbreak of war on the Korean Peninsula could have a material adverse effect on our business, financial condition or results of operations.
In addition, the installation and servicing of our products requires us to travel to our customers’ premises. Natural disasters could affect our ability to do so. For example, the Taiwanese earthquake in 2016 resulted in the disruption of our installation and servicing of systems for our customers in Taiwan. Natural disasters in areas where our customers are located could prevent or disrupt the installation or servicing of our systems. In addition, we have customers located in Israel. If the geopolitical environment prevents travel to Israel, it could result in the disruption of our installation and servicing of systems for our customers.
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
We are dependent on the continued operation of a limited number of manufacturing facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both in the United States, in Pyeongtaek, South-Korea, in Beijing, China and in Linkou and Tainan, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if such capacity was available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our key suppliers, including Zeiss, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.
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
In addition, a portion of our sales and costs are denominated in US and Taiwanese dollars, particularly following our acquisitions of Cymer in 2013 and HMI in 2016, and a small portion of our operating results are denominated in currencies other than the euro and the US or Taiwanese dollar. Our Financial Statements are expressed in euros. Accordingly, our results of operations are exposed to fluctuations in exchange rates between the euro and such other currencies, and changes in currency exchange rates can result in losses in our Financial Statements. In general, our customers generally run their businesses in US dollars and therefore a weakening of the US dollar against the euro might impact the ability or desire of our customers to purchase our products.

ASML ANNUAL REPORT 2016    13

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
On November 22, 2016, we acquired all of the outstanding shares of HMI, a supplier of pattern verification systems used for advanced semiconductor devices. We expect that the acquisition of HMI will enhance our holistic lithographic portfolio. However, achieving the benefits of the acquisition will depend in part on the integration of our operations and employees with those of HMI in a timely and efficient manner, and if we fail to do so, this may result in a delay in the benefits expected from the HMI acquisition. There can be no assurance that HMI will successfully execute its product roadmaps, will be successfully integrated in our business or that any of the anticipated benefits will be realized.
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
In addition, in connection with acquisitions, anti-trust regulators may impose conditions on us, including requirements to divest assets or other conditions that could make it difficult for us to integrate the businesses that we acquire. For example, in connection with the Cymer acquisition we have agreed to maintain Cymer Light Sources as a stand-alone business. Furthermore, as the industry is becoming more consolidated, anti-trust clearances may become harder to obtain, which could inhibit future desired acquisitions.
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
We have made a significant investment in Carl Zeiss SMT, but we will not control Carl Zeiss SMT and may not achieve expected benefits of this transaction
In November 2016, we announced that we have agreed to acquire a 24.9% interest in Carl Zeiss SMT for EUR 1 billion. This acquisition is expected to complete in the second quarter of 2017, but completion is subject to conditions, including regulatory clearances, and there is no guarantee that we will receive such clearances.
We will have certain governance rights with respect to Carl Zeiss SMT, but Zeiss, with a 75.1% interest in Carl Zeiss SMT, will continue to control most aspects of the operations of Carl Zeiss SMT. Therefore, we may not be able to influence the business of Carl Zeiss SMT in a manner that is optimal for ASML. Disputes between ASML and Zeiss as to the governance of Carl Zeiss SMT could result in a loss of the benefits of this transaction and could harm our relationship with Zeiss, a critical supplier.
In addition, we have agreed to invest EUR 760 million (over a period of 6 years) in Carl Zeiss SMT for R&D, capital expenditures and other supply chain investments in respect of High NA for projects relating to EUV optics, to enable Carl Zeiss SMT to produce optical components enabling High-NA. These R&D, capital expenditures and other supply chain investments may not produce the desired results, and this may adversely affect the development of High-NA technology, an important extension of EUV, which may have a material adverse effect on our business, financial condition and results of operations. In addition, as a result of this intended acquisition, we will record our interest in Carl Zeiss SMT as an equity investment. Under current accounting guidelines, we must assess each reporting period whether there is any indication that this equity investment has been impaired. Any reduction or impairment of the value of this investment made will result in additional charges against earnings, which could materially reduce our reported results of operations in future periods.

ASML ANNUAL REPORT 2016    14

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
In addition, if we lose key employees or officers to retirement, illness or otherwise, particularly a number of our highly qualified professionals and/or senior management, we may not be able to timely find a suitable replacement. Moreover, as a result of the uniqueness and complexity of our technology, qualified engineers capable of working on our systems are scarce and generally not available (e.g. from other industries or companies). As a result, we must educate and train our employees to work on our systems. Therefore, a loss of a number of key professionals and/or senior management can be disruptive, costly and time consuming. Our R&D activities with respect to new technology systems such as EUV and our service activities have increased our need for qualified personnel. Competition for qualified personnel is significant in the area surrounding our headquarters in Veldhoven, the Netherlands and in the other regions where our facilities are located, where a number of high technology companies are located.
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
In particular, one of the OECD BEPS reports introduces minimum requirements for Patent Box Regimes. In 2007, a Patent Box Regime was introduced in The Netherlands, which provides that income generated from qualifying innovative activities is effectively taxed at a beneficial tax rate of currently 5% rather than the Dutch statutory tax rate of 25%. The Patent Box Regime is called Innovation Box in The Netherlands legislation. A portion of our earnings currently qualifies for beneficial tax treatment under the Dutch Innovation Box. To align the Dutch Patent Box Regime with the OECD reports, on September 20, 2016, proposed laws were published pertaining to Innovation Box. This proposal has not been adopted by either of the two chambers of the Dutch Parliament and is therefore not final. Changes in Dutch tax laws to comply with the OECD BEPS report may reduce ASML’s current benefits under the Dutch Innovation Box from January 1, 2017 onwards.
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
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities
Hazardous substances are used in the production and operation of our lithography systems, which subjects us to a variety of governmental regulations relating to environmental protection and employee and product health and safety, including the transport, use, storage, discharge, handling, emission, generation, and disposal of toxic or other hazardous substances. In addition, operating our machines (which use lasers and other potentially hazardous systems) is dangerous and can result in injury. The failure to comply with current or future regulations could result in substantial fines being imposed on us or other adverse consequences. Additionally, our products have become increasingly complex. The increasing complexity requires us to invest in continued risk assessments and development of appropriate preventative and protective measures for health and safety for both our employees (in connection with the production and installation of our systems) and our customers’ employees (in connection with the operation of our systems). There can be no assurance that the health and safety practices we develop will be adequate to mitigate all health and safety risks. Failing to comply with applicable regulations or the failure of our implemented practices for customer and employee health and safety could subject us to significant liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

ASML ANNUAL REPORT 2016    15

Risks related to our ordinary shares
We may not declare cash dividends and conduct share buyback programs at all or in any particular amounts in any given year
We aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. In addition, as part of our plan to return excess cash to shareholders, we conduct share buyback programs from time to time. The dividend proposal and amount of share buyback programs in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the BoM may decide to propose not to pay a dividend or pay a lower dividend and may adjust the amount of share buyback programs with respect to any particular year in the future, which could have a negative effect on our share price.
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
Our authorized share capital also includes a class of cumulative preference shares and we have granted Stichting Preferente Aandelen ASML, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.
See Item 6.C. "Board Practices", Item 10.B. "Memorandum and Articles of Association" and Note 25 to our Financial Statements.
Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders
In the CCIP, the Participating Customers, being Intel, Samsung and TSMC, through certain wholly-owned subsidiaries, acquired in aggregate 96,566,077 ASML shares, which represented 23% of our outstanding shares at that time. In the CCIP, all of the Participating Customers agreed to a lock-up arrangement with us which expired in the first half of 2015. As the lock-up has now expired, the Participating Customers are permitted to sell their shares. Based on publicly available information, all three of the Participating Customers are believed to have sold all or a portion of their holdings, although (based on public information) Intel remains a significant shareholder. The sale of a large number of shares by the Participating Customers, or the perception that such sales may occur, could have an adverse effect on the trading price of our shares.
See Item 7.A. "Major Shareholders".
Additionally, the interests of the Participating Customers who continue to own ASML shares may not always coincide with the interests of other holders of our shares. The shares acquired by the Participating Customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the Participating Customers may only vote those shares in General Meetings in exceptional circumstances. When such exceptional circumstances occur, the Participating Customers who continue to own ASML shares, and in particular Intel (due to the percentage of our shares that Intel owns), will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.
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
From time to time, we pursue acquisitions of businesses that we believe will complement or enhance our core lithography business: these have included the acquisitions of MaskTools (business unit of MicroUnity Systems Engineering Inc.) in 1999, Silicon Valley Group Inc. in 2001, Brion Technologies Inc. in 2007, Wijdeven Motion Holding B.V. and Wijdeven Motion B.V. in 2012, Cymer Inc. in 2013, and HMI in 2016.

ASML ANNUAL REPORT 2016    16

On November 3, 2016 ASML and Zeiss announced that they agreed to strengthen their long-standing and successful partnership in the semiconductor lithography business. The main objective of this partnership is to facilitate the development of the future generation EUV lithography systems, including High-NA technology, due in the first few years of the next decade. We believe that this technology will enable the semiconductor industry to produce much higher performance microchips at lower costs. ASML has agreed with Zeiss to acquire a 24.9% minority stake in Carl Zeiss SMT, for EUR 1 billion in cash. The closing of this transaction is expected in the second quarter of 2017 and is conditional on, among other things, customary merger control approvals. In addition, ASML agreed to support Carl Zeiss SMT's R&D costs, capital expenditures and other supply chain investments, in respect of High-NA, in an amount of EUR 760 million over 6 years.
On November 22, 2016, we acquired HMI. The acquisition is intended to make a strong product offering even stronger. We believe our metrology technologies are complementary and, when combined, offer the chance to significantly improve process control, and hence yields, for our customers. See Note 2 to our Financial Statements.
See Item 3.D. "Risk Factors - Risks related to ASML - We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire".
Capital Expenditures and Divestitures
Our capital expenditures (purchases of property, plant and equipment, see the Consolidated Statements of Cash Flows as recorded in the Financial Statements) for 2016, 2015 and 2014 amounted to EUR 316.3 million, EUR 371.8 million and EUR 358.3 million, respectively. The decreased capital expenditures in 2016 compared to 2015 and 2014 mainly reflect the construction of our EUV production facilities in Veldhoven, the Netherlands in 2015 and 2014. Capital expenditures are primarily financed through cash provided by operating activities. See item 4.D. "Property, Plant and Equipment" for our expected capital expenditures in 2017.
B. Business Overview
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2016, we employed 13,991 payroll employees (2015: 12,168) and 2,656 temporary employees (2015: 2,513), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
Our Business Model
For our business strategy, see Item 5. "Operating and Financial Review and Prospects – Executive Summary – Business Strategy - Business Strategy".
Our business model is derived from our "cost of ownership" concept which is based on the following principles:

•
Offering ongoing improvements of productivity, patterning, imaging, overlay and availability by introducing advanced technology based modular platforms, advanced applications and Holistic Lithography solutions outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	Providing customer service that offers efficient installation and maintenance, superior support and training to optimize manufacturing processes of our customers;

•
Enhancing the capabilities of the installed base of our customers through ongoing field upgrades of productivity, patterning, imaging, overlay, availability and Holistic Lithography solutions, based on further technology developments;

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
Through 2016, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers.

ASML ANNUAL REPORT 2016    17

In 2016, our satisfaction ratings by customers surpassed every lithography competitor. According to VLSI Research, ASML ranks third among the large semiconductor industry equipment suppliers and first among lithography competitors. Our performance has consistently been strong: for more than thirteen years in a row we have both ranked among the top 5 semiconductor industry suppliers and our ranking surpassed that of any of our lithography competitors.
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
Total net sales by end-use market for 2014 - 2016 for Memory, Foundry, IDM and net service and field option sales were divided as follows:

Year ended December 31	2014		2015		2016
(in millions)	EUR	% [1]	EUR	% [1]	EUR	% [1]
Memory	2,225.1	38.0%	2,115.0	33.6%	1,470.5	21.7%
Foundry	1,186.0	20.3%	1,608.1	25.6%	2,155.2	31.7%
IDM	831.7	14.2%	514.1	8.2%	945.4	13.9%
Net service and field option sales	1,613.5	27.5%	2,050.2	32.6%	2,223.7	32.7%
Total net sales	5,856.3		6,287.4		6,794.8

1.	As a percentage of total net sales.
Products
General
Our systems are essentially projection systems, comparable to a slide projector. Light is projected using a Reticle, which contains the blueprint of the pattern that will be printed. A lens or mirror focuses the pattern onto the wafer -a thin, round slice of semiconductor material- which is coated with a light-sensitive chemical. When the exposed parts are etched away, the pattern is revealed. Because lithography patterns the structures on a chip, it is lithography that determines how small the features on the chip can be, and how densely chip makers can pack transistors together. In other words, lithography is crucial to follow the path described by Moore’s Law.
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
TWINSCAN systems also include immersion lithography systems (TWINSCAN immersion systems). With a TWINSCAN immersion system, wafer measurement, including focus and alignment, is completed in the dry stage, while the imaging process, using water, is completed in the wet stage. This immersion technology places water between the wafer and a system’s projection lens to enhance focus and enable circuit line width to shrink to smaller dimensions than what is possible with dry lithography systems. We fostered this wet technology and has experienced strong demand for immersion-based systems; this technology has been adopted by all of our leading customers. We are one of the world’s leaders (measured in revenues) in immersion technology and we were the world’s first producer of dual-stage design lithography systems.
We have developed different immersion systems for different customer needs. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called MPT which requires two or more exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology.

ASML ANNUAL REPORT 2016    18

In 2016 we shipped 46 TWINSCAN NXT:1980 systems to support increasingly demanding multiple-patterning performance requirements. Demonstrating 1.2 nanometer (nm) dedicated chuck overlay and better than 10 nm focus uniformity, the NXT:1980 features new grid calibrations and hardware that enables chipmakers to achieve tighter process windows for next-generation process nodes. The NXT:1980Di improves throughput by 10% to 275 wafers per hour, compared to the NXT:1970Ci.
In 2010, we achieved a major milestone with EUV lithography when we shipped our first NXE:3100 system. NXE systems are equipped with EUV light source technology, based upon a tin plasma, producing light at a wavelength of 13.5 nm. The NXE system has an innovative optical technology, utilizing reflective mirrors rather than the traditional refractive optics, with a NA of 0.25. The light in a NXE system operates in a vacuum environment, through the entire optical path, to the wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide our customers a roadmap for future shrink, and we expect it to become the predominant lithography technology for the coming years. NXE systems are targeted for production of ICs down to minimum features of 13 nm with single patterning, addressing current Memory and Logic roadmaps and processes down to the 5 nm node. Extension beyond this 5 nm is possible, using High-NA.
The success of EUV is dependent on, and subject to, the successful implementation of, among other things, technology related to the light source, throughput, system availability, patterning, imaging, overlay and other technologies specific to EUV, by us and our suppliers. We acquired Cymer on May 30, 2013, with the goal of achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. Combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration reduces the risks related to further development of EUV technology.
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
Our fourth-generation EUV-system, the NXE:3350B, achieves an overlay of 1.0 nm, a 50% improvement over the NXE:3300B, and also features projection optics with a higher transmission, which means it generates higher throughput from a given EUV power source. In addition, the availability of systems in the field improved during 2016, with systems achieving a four-week availability of more than 80 percent regularly across the installed base; the best result was more than 90 percent over four weeks. Consistency of availability between systems and across sites still needs to be improved. EUV lithography met our 2016 productivity and availability targets. We achieved a productivity of more than 1,500 wafers per day, on a 3 day average in 2016 on an NXE:3350B system at a customer site. We shipped five of our latest NXE:3350B systems and plan to ship our first next generation system, NXE:3400B, in the first quarter of 2017. They will be used in our customers' factories for preparing the introduction of EUV into high volume manufacturing.
ASML Lithography System Product Portfolio for new systems:

System[1]	Resolution	Wavelength	Light source	Numerical aperture

TWINSCAN DUV SYSTEMS [2]
TWINSCAN XT:400	350 nm	365 nm	i-line	0.48-0.65
TWINSCAN XT:800	120 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:860	110 nm	248 nm	KrF	0.55-0.80
TWINSCAN XT:10X0	80 nm	248 nm	KrF	0.50-0.93
TWINSCAN XT:1460	65 nm	193 nm	ArF	0.65-0.93
TWINSCAN NXT:19XX immersion	38 nm	193 nm	ArF	0.85-1.35

TWINSCAN EUV SYSTEMS
NXE:3300	22 nm	13.5 nm	EUV	0.33
NXE:3350	16 nm	13.5 nm	EUV	0.33
NXE:3400	13 nm	13.5 nm	EUV	0.33

1.	This table does not include used systems or system enhancements on steppers and scanners and products other than systems (e.g. YieldStar or computational lithography products).

2.	The X in the product number represents different models in the product portfolio within the same resolution. For example, XT:10X0 can either represent XT:1000 or XT:1060.

ASML ANNUAL REPORT 2016    19

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
Installed base products and services
We continuously develop and sell a range of product options and enhancements designed to increase throughput and improve patterning and overlay to optimize cost of ownership over the entire life of our systems. This is complemented by full system upgrade packages which enable our TWINSCAN NXT immersion scanners to be upgraded from one model to another. This enables customers to migrate these systems in production from one process technology node to another, meeting tighter lithography requirements for the more advanced process technology nodes.
Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing, an approach we call Holistic Lithography. We complement our scanner products with a rapidly expanding Holistic Lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better patterning at higher resolutions. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic Lithography provides a way to shrink within these margins, offering additional significant revenue-generating and cost-saving opportunities for our customers.
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
To provide a total solution for scanner control we offer our own advanced wafer metrology system: YieldStar. This wafer metrology system leverages the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as mask deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical polishing fingerprints. YieldStar uses scatterometry technology for overlay and CD measurements. YieldStar scatterometry provides high overlay and low cost wafer metrology data that can be used for further improving the performance of our systems.
In 2012, ASML began shipment of the third generation YieldStar metrology system, the S200C, which featured higher throughput and measurement overlay to support tighter on product wafer overlay and focus control performance of the NXT:19X0 systems. In 2014, we introduced the fourth generation YieldStar Metrology system, the 250D, available in both stand-alone and integrated version. The YieldStar 250D contains a source with wavelengths up to 765nm and has sensor improvements whereas the YieldStar 200 series enables more precise overlay measurement of thicker stacks with increased sampling as well as in-line focus and CD. In 2015, we shipped the first YieldStar 1250D, a measurement tool, which helps identify any inaccuracies in chips during the production cycle, enabling customers to make improvements and enhance the efficiency of their machines and therefore reduce cost. In 2016, we released the next generation metrology system: the YieldStar 350E. Built for the more exacting demands of today’s multiple patterning lithography, it generates 40% more metrology data than its predecessor — and that can even go up to 70% more data for the most advanced and complex 10 nm logic node.
On November 22, 2016, we acquired HMI. We believe the addition of HMI’s e-beam portfolio and technology to our existing Holistic Lithography portfolio offers the opportunity for a new class of products to provide logic and memory customers with a comprehensive control strategy, helping them achieve faster time to market and improved yield. We have also identified new process control opportunities, built on the same unique and proven approach that will continue to provide additional value to our customers. The largest new opportunity resides in the extension of overlay control to a comprehensive control of Pattern Fidelity. For more information, see Item 4.A. "History and Development of the Company".
Our service business has been growing and is expected to grow the coming years and is critical to our overall success. We strive to define a comprehensive and cohesive service product offering to keep our customers' installed base in continued competitive operation. Our service business strategy puts customer value and satisfaction as first priority while seeking to optimize our net sales and gross margins. In order to maximize our total value proposition to our customers, the service product portfolio is structured in accordance with customers' technology node life cycle using a wide variety of service products. Furthermore, we offer our customers OnPulse contracts on DUV sources, providing on-site support from certified service engineers and continuous real-time light source monitoring. These contracts, used to enhance light source productivity, offer CLS customers predictable light source running costs that scale directly with pulse utilization.

ASML ANNUAL REPORT 2016    20

Sales and Customer Service
Our top priority is to provide customers with the best possible products and services. We work closely with them to ensure we understand their needs, priorities and challenges. Only by collaborating and aligning with our customers we can help them to produce ever smaller and more energy efficient chips, thereby realizing Moore’s law and sustaining the growth of the industry as a whole.
The cost of new semiconductor fabrication equipment continues to be a large incentive driving semiconductor manufacturing productivity improvements. Industry leaders are realizing that on their own, they cannot afford to do the learning necessary to maximize equipment investment. Hence, partnerships, collaboration, and the sharing of combined knowledge between ASML and its customers is key in optimization of equipment productivity.
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
Our account managers, field and application engineers, service and technical support specialists are located throughout Asia, the US and Europe. We have established an industrial site in Linkou and Tainan, Taiwan. The primary goal of this site is to serve as a supplementary engine to propel ASML’s long-term growth, by means of:

•	Featuring customer support and training, logistics, refurbishment, technology and application development and also producing all YieldStar systems;

•	Enabling sourcing of equipment modules, components and services in the region; and

•	Performing as a training center to develop worldwide talent for our workforce and customers.
Revenue per Geographic Market
In 2016, we derived 75.3 percent of net sales from Asia, 16.6 percent from the US and 8.1 percent from EMEA (2015: Asia: 77.3 percent; US: 19.3 percent and EMEA: 3.4 percent; 2014: Asia: 64.3 percent; US: 32.3 percent and EMEA: 3.4 percent).
Manufacturing, Logistics and Suppliers
The execution of our business model is supported by outsourcing production of a significant part of components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise subassembly and testing of certain modules and the final assembly and fine tuning/ testing of a complete system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities are performed in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both the US, in Beijing, China, in Linkou and Tainan, Taiwan and in Pyeongtaek, South Korea. We procure system components and subassemblies from single suppliers or a limited group of suppliers in order to ensure overall quality and on-time delivery. We jointly operate a strategy with suppliers known as "value sourcing", which is based on competitive performance. The essence of value sourcing is to maintain a supply base that is world class and globally competitive.
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
Carl Zeiss SMT is our single supplier, and we are their single customer, of optical components for lithography systems. Carl Zeiss SMT is capable of developing and producing these items only in limited numbers and only through the use of manufacturing and testing facilities in Oberkochen and Wetzlar, Germany. In 2016, 27.6 percent of our aggregate cost of system sales was purchased from Carl Zeiss SMT (2015: 26.2 percent; 2014: 27.4 percent).
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
On November 3, 2016 ASML and Zeiss announced that they agreed to strengthen their long-standing and successful partnership in the semiconductor lithography business. For more information, see Item 4.A. "History and Development of the Company".

ASML ANNUAL REPORT 2016    21

In addition to Carl Zeiss SMT we also rely on other outside vendors for the components and subassemblies used in our systems and sources, each of which is obtained from a limited number of suppliers many of whom have almost exclusive competences in their respective industries.
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
Research and Development
The semiconductor manufacturing industry is subject to rapid technological changes driven by Moore’s Law. We believe that continued and timely development and introduction of new and enhanced products are essential for us to maintain our competitive position. As a result, we have historically devoted a significant portion of our financial resources to R&D programs, and we expect to continue to allocate significant resources to these efforts. In addition, we have established sophisticated development centers in Veldhoven, the Netherlands, in Wilton, Connecticut, San Diego and San Jose, California, all in the US, in Shenzhen and Beijing, both in China and in Linkou and Tainan, both in Taiwan. We are also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. We aim to own or license our jointly developed technology and designs of critical components.
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology and 450mm silicon wafer technology, the latter was paused in 2013. For further information about CCIP, see Note 27 to our Financial Statements.
During 2013, together with imec (an independent research partner), we established an advanced patterning center located at the imec campus in Leuven, Belgium. Together we plan to address upcoming scaling challenges due to the chips industry's move towards single digit nanometer dimensions.
As of 2014, in order to conduct fundamental and applied research in areas that are key to unlocking innovation in the global semiconductor industry, we established ARCNL in Amsterdam, the Netherlands, together with the Foundation for Fundamental Research on Matter (part of the Netherlands Organization for Scientific Research) and the University of Amsterdam / Vrije Universiteit Amsterdam.
During 2015, researchers from ASML, ARCNL, Tata Steel and Vrije Universiteit Amsterdam joined forces to develop new techniques for imaging surfaces based on lensless microscopy.
On November 3, 2016 ASML and Zeiss announced that they agreed to strengthen their long-standing and successful partnership in the semiconductor lithography business. For more information about this strengthening of this partnership, see Item 4.A. "History and Development of the Company".
On November 22, 2016, we acquired HMI. For more information about this acquisition, see Item 4.A. "History and Development of the Company".
See Item 4.B. "Business Overview – Our Markets and Products - Products" and Item 5.A. "Operating Results—Results of Operations 2016 compared to 2015 – Research and Development Costs".
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
From late 2001 through 2004, ASML was a party to a series of civil litigation and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents generally relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML. Under the Nikon Cross-License Agreement, ASML and Nikon granted to each other a non-exclusive license for use in the manufacture, sale, and use of lithography equipment, under their respective patents.  The license granted relating to many of the patents of each party was perpetual, but the license relating to certain other of the patents expired at the end of 2009.  Each party had the right to select a limited number of the other party's patents where the license for such patents expired in 2009 to be subject to a permanent covenant not to sue in respect of patent infringement claims. In October 2016, the Patent Selection was completed.

ASML ANNUAL REPORT 2016    22

In addition, the Nikon Cross-License Agreement provided that following the termination of some of the licenses granted in the Nikon Cross-License Agreement on December 31, 2009, there would be a standstill period during which the parties agreed not to bring patent infringement suits against each other.  This standstill period ran from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components.
Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of patents subject to the Nikon Cross-License Agreement, other than perpetually licensed patents. In addition, as described above, the Patent Selection was completed in October 2016. Therefore, there is now a defined group of patents owned by each party for which the license granted to the other party has expired.
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
In connection with entering into the Nikon Cross-License Agreement, ASML entered into a sublicense agreement with Zeiss, effective November 12, 2004, pursuant to which Zeiss granted ASML a non-exclusive license of certain of the rights it received from Nikon under the Nikon-Zeiss Patent Cross-License Agreement between Nikon and Zeiss effective November 12, 2004.
In 2007, ASML and Zeiss signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture ICs. The Canon Cross-License Agreement expired on December 31, 2016.
See Item 3.D. "Risk Factors – Risks related to ASML – Failure to adequately protect the intellectual property rights upon which we depend could harm our business" and "Risk Factors – Risks related to ASML – Defending against intellectual property claims brought by others could harm our business".
Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;

•	The cost of ownership of lithography systems based on purchase price, maintenance costs, availability, productivity, and customer service and support costs;

•	The exchange rate of the euro against the functional currency of our competitors and our customers, particularly against the Japanese yen;

•	The strength and breadth of our portfolio of patents and other intellectual property rights; and

•	Our customers’ desire to obtain lithography equipment from more than one supplier.
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
See Exhibit 8.1 for a list of our main subsidiaries.

ASML ANNUAL REPORT 2016    23

D. Property, Plant and Equipment
We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of production facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, and San Diego, California, both in the US, in Linkou and Tainan, both in Taiwan and in Pyeongtaek, South-Korea. The book value of land and buildings owned amounts to EUR 1,082.0 million as of December 31, 2016 compared with EUR 1,067.7 million as of December 31, 2015. See Note 12 to our Financial Statements.
Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2017 will be approximately EUR 300 million. These expenditures will mainly consist of further expansion and upgrades of facilities. We expect to finance these capital expenditures through cash generated by operations and existing cash and cash equivalents.
Facilities in Europe
Our headquarters, main manufacturing and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 66 thousand square meters of office space and 50 thousand square meters of cleanroom used for manufacturing and R&D activities and 24 thousand square meters of warehouses. Our facilities in Veldhoven, the Netherlands are partly owned and partly leased. During 2015 we have exercised purchase options which are effectuated in 2016. Some of our office facilities at our headquarters in Veldhoven, the Netherlands, are financed through a special purpose vehicle that is a VIE. We also lease several sales and service facilities at locations across Europe.
Facilities in the United States
Our US head office is located in a 5 thousand square meter office building in Chandler, Arizona. We maintain R&D and manufacturing operations in a 28 thousand square meter facility in Wilton, Connecticut, and a 9 thousand square meter facility in San Jose, California. Furthermore, our facilities in San Diego include 25 thousand square meters of buildings used for manufacturing and office space, 19 thousand square meters of buildings used for engineering and R&D activities and 7 thousand square meters of buildings used for warehousing. As a result of the HMI acquisition, our facilities in San Jose, California expanded by approximately 34 thousand square meters for R&D and local sales and service activities.
Facilities in Asia
Our Asian headquarters is located in Hong Kong, The People’s Republic of China. In addition, our facility in Linkou, Taiwan comprises a cleanroom (approximately 3 thousand square meters) and office space (approximately 6 thousand square meters). Our facility in Korea comprises of a cleanroom (approximately 700 square meters) and office space (approximately 6 thousand square meters). We also lease and own several sales, service and training facilities at locations across Asia. As a result of the Cymer acquisition, we acquired a manufacturing facility in Pyeongtaek, South Korea, mainly used for refurbishment activities of light sources. As a result of the HMI acquisition, we acquired manufacturing facilities in Tainan, Taiwan (approximately 8 thousand square meters) and Beijing, China (approximately 4 thousand square meters) and office space in Hsinchu, Taiwan (approximately 2 thousand square meters). Additionally, both Cymer and HMI lease various smaller locations across Asia which are mainly used for local sales and service activities.
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
Our Strategy
We are a focused supplier of patterning products and services to IC manufacturers, providing high-performance hardware and software that allow our customers to increase the value and capability of their microchips, while reducing their cost. We work with a network of long-term partners to share the risk and reward of inventing, designing and manufacturing our high-end and market-leading technology. We set ourselves aggressive targets to get our innovations into the hands of our customers faster, while enhancing the value and reliability of our products with well-integrated software and services.

ASML ANNUAL REPORT 2016    24

We have the following strategic objectives that we want to achieve for our stakeholders in the period from 2016 to 2021:

•
Employees: We want to secure long-term employability for our employees by offering them continuous professional and personal development. We need to equitably balance the company’s need for flexibility with our employees’ desire for long-term employment and security.

•
Suppliers: We need to create long-term relationships with our suppliers based on technological capability, reliability and transparency. We do this as we share with them both the risks and rewards of our business.

•
Customers: For our customers, we need to create customer value by enabling the continued shrinkage of integrated circuits. We need to deliver quality and help reduce total cost of ownership of both our systems and services.

•	Society: We aim to achieve our business objectives in a responsible manner, taking into account the economic, social and environmental impact of our activities.

•
Shareholders: For our investors, we need to improve our financial results and strive for profitability. We seek to meet targets for total net sales, gross margin, expenditure, cash conversion, and return on investment.

These are translated into five corporate priorities and several, more detailed, business priorities that guide our entire company.

•	Corporate Priority 1 - "Make it work": Execute the product and installed base services roadmap in EUV, DUV and Holistic Lithography.

•	Corporate Priority 2 - "Make it well": Deliver quality products and services that consistently meet or exceed the expectations as agreed with customers, reinforced by an ASML quality culture.

•	Corporate Priority 3 - "Make it together": Drive the patterning ecosystem with customers, suppliers and peers in target market segments.

•	Corporate Priority 4 - "Make it worth it": Improve return on investments for ASML and its stakeholders with a focus on cost of ownership and cost awareness.

•	Corporate Priority 5 - "Make us grow": Develop our people and processes to support the growth of the organization towards a EUR 11 billion company.
In addition to our corporate priorities, other strategic priorities are to proceed with the successful industrialization of EUV, secure DUV competitiveness, build a leadership position in patterning fidelity control and plan for the introduction of High-NA.

For more information about our corporate priorities, see our 2016 Integrated Report as published on our Website.
See item 4.B. "Business Overview - Our Markets and Products".
Profitability
Our long-term business and financial model targets an annual revenue opportunity (ASML and HMI combined) of around EUR 11 billion in 2020 and a target EPS of more than EUR 9, thereby creating significant value for all stakeholders. Our roadmap to an annual revenue opportunity of EUR 11 billion is primarily based on organic growth. ASML continuously reviews its product roadmap and has, from time to time, made focused acquisitions to enhance the industrial value of its product offering. Based on such reviews and the assessment of clear potential product and value synergies, ASML may also entertain focused merger and acquisition activities in the future.

ASML ANNUAL REPORT 2016    25

ASML Operations Update on Key Performance Indicators
The following table presents the key performance indicators used by our BoM and senior management to regularly measure performance.

Year ended December 31	2014		2015		2016
(in millions, unless otherwise indicated)	EUR	%[1]	EUR	%[1]	EUR	%[1]

Sales
Total net sales	5,856.3		6,287.4		6,794.8
Increase in total net sales (%)	11.6		7.4		8.1
Net system sales	4,242.8		4,237.2		4,571.1
Net service and field option sales	1,613.5		2,050.2		2,223.7
Sales of systems (in units)	136		169		157
ASP of total system sales	31.2		25.1		29.1
ASP of new system sales	35.6		28.5		32.4
ASP of used system sales	5.8		5.1		4.0
Value of systems backlog [2]	2,772.4		3,184.3		3,961.3
Systems backlog (in units) [2]	82		79		83
ASP of systems backlog [2]	33.8		40.3		47.7
ASP of systems backlog (New) [2]	42.0		46.3		55.8
ASP of systems backlog (Used) [2]	4.7		3.2		4.1
Immersion systems recognized (in units) [3]	76		67		70
EUV systems recognized (in units)	5		1		4
Profitability
Gross profit	2,596.4	44.3	2,895.7	46.1	3,044.5	44.8
Income from operations	1,282.2	21.9	1,565.1	24.9	1,657.7	24.4
Net income	1,196.6	20.4	1,387.2	22.1	1,471.9	21.7
Liquidity
Cash and cash equivalents	2,419.5		2,458.7		2,906.9
Short-term investments	334.9		950.0		1,150.0
Net cash provided by operating activities	1,025.2		2,025.5		1,665.9
Free cash flow [4]	664.0		1,652.6		1,341.2

1.	As a percentage of total net sales.

2.	Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B).

3.	Included in the total number of immersion systems recognized in 2016 are 46 units of our most advanced immersion technology NXT:1980 systems (2015: 7 and 2014: 0).

4.
Free cash flow is defined as net cash provided by operating activities minus purchase of property, plant and equipment (2016: EUR 316.3 million; 2015: EUR 371.8 million and 2014: EUR 358.3 million) and purchase of intangible assets (2016: EUR 8.4 million; 2015: EUR 1.1 million and 2014: EUR 3.0 million). We believe that free cash flow is an important liquidity metric, reflecting cash that is available for acquisitions, to repay debt and to return money to our shareholders by means of dividends and share buybacks. Property, plant and equipment and purchase of intangible assets are deducted from net cash provided by operating activities because these payments are necessary to support the maintenance and investments in our assets to maintain the current asset base. Free cash flow therefore provides an alternative measure (in addition to net cash provided by operating activities) for investors to assess our ability to generate cash from our business. For further details about purchase of property, plant and equipment and purchase of intangible assets see the Consolidated Statements of Cash Flows.

Backlog
We started 2016 with a systems backlog of 79 systems. In 2016, we booked orders for 160 systems, and recognized sales for 157 systems (including 1 NXE:3300B system, which was not included in backlog). This resulted in a systems backlog of 83 as of December 31, 2016.
As of December 31, 2016, our systems backlog was valued at EUR 3,961.3 million and includes 83 systems with an ASP of EUR 47.7 million. As of December 31, 2015, the systems backlog was valued at EUR 3,184.3 million and included 79 systems with an ASP of EUR 40.3 million. The ASP of our systems backlog increased as of December 31, 2016 compared to 2015 mainly as a result of the inclusion of 13 additional EUV systems.
For discussion on the main key performance indicators indicated above, see Item 5.A. "Operating Results" and Item 5.B. "Liquidity and Capital Resources".

ASML ANNUAL REPORT 2016    26

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
Results of Operations 2016 Compared to 2015
The following discussion and analysis of Results of Operations should be viewed in the context of the risks that may interfere with our business objectives or otherwise affect our results of operations, described in Item 3.D. "Risk Factors".
Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2015 and 2016:

Year ended December 31	2015	2016
(in millions)	EUR	EUR

Total net sales	6,287.4	6,794.8
Cost of sales	(3,391.7)	(3,750.3)
Gross profit	2,895.7	3,044.5
Other income	83.2	93.8
Research and development costs	(1,068.1)	(1,105.8)
Selling, general and administrative costs	(345.7)	(374.8)
Income from operations	1,565.1	1,657.7
Interest and other, net	(16.5)	33.7
Income before income taxes	1,548.6	1,691.4
Provision for income taxes	(161.4)	(219.5)
Net income	1,387.2	1,471.9

Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2015 and 2016 expressed as a percentage of our total net sales:

Year ended December 31	2015	2016

Total net sales	100.0	100.0
Cost of sales	(53.9)	(55.2)
Gross profit	46.1	44.8
Other income	1.3	1.4
Research and development costs	(17.0)	(16.3)
Selling, general and administrative costs	(5.5)	(5.5)
Income from operations	24.9	24.4
Interest and other, net	(0.3)	0.5
Income before income taxes	24.6	24.9
Provision for income taxes	(2.6)	(3.2)
Net income	22.1	21.7

ASML ANNUAL REPORT 2016    27

Total Net Sales and Gross Profit
The following table shows a summary of sales data, units sold, gross profit and ASP data for the years ended December 31, 2015 and 2016:

Year ended December 31	2015	2016
(in millions, unless otherwise indicated)	EUR	EUR

Total net sales	6,287.4	6,794.8
Net system sales	4,237.2	4,571.1
Net service and field option sales	2,050.2	2,223.7
Total sales of systems (in units)	169	157
Total sales of new systems (in units)	144	139
Total sales of used systems (in units)	25	18
Gross profit as a percentage of net sales	46.1	44.8
ASP of system sales	25.1	29.1
ASP of new system sales	28.5	32.4
ASP of used system sales	5.1	4.0
In 2016 we delivered record financial performance, with contributions from each of our wide range of product offerings, notably DUV and Holistic Lithography. It was also the year when the industry turned the corner on the introduction of EUV. We laid the foundation for further expansion of our pattern fidelity strategy with the acquisition of HMI. We strengthened our partnership with Zeiss by agreeing to acquire a minority stake in Carl Zeiss SMT to secure the extension of EUV beyond the next decade.
We shipped 46 TWINSCAN NXT:1980 systems in 2016, supporting the ramp of the 10 nm node as well as process development for the 7 nm foundry node. With the introduction of the NXT:1980, we have shortened the time to maturity, enabling a faster, more cost-effective node ramp. More customers are now recognizing the value of upgrading their existing NXT systems to the latest performance, which has supported our field upgrade sales. We also continue to support our XT and NXT systems with productivity upgrades and as part of the transition from planar to NAND, we have supported a large additional number of system relocations, helping customers to optimize their ramp plans.
Our fourth-generation EUV-system, the NXE:3350B, achieves an overlay of 1.0 nm, a 50% improvement over the NXE:3300B, and also features projection optics with a higher transmission, which means it generates higher throughput from a given EUV power source. In addition, the availability of systems in the field improved during 2016, with systems achieving a four-week availability of more than 80 percent regularly across the installed base; the best result was more than 90 percent over four weeks. Consistency of availability between systems and across sites still needs to be improved. EUV lithography met our 2016 productivity and availability targets. We achieved a productivity of more than 1,500 wafers per day, on a 3 day average in 2016 on an NXE:3350B system at a customer site.
Total net sales increased by 8.1 percent, driven by an increase in net system sales of 7.9 percent and an increase in net service and field option sales of 8.5 percent in 2016 compared to 2015. The increase in net system sales is mainly due to an increase in the number of EUV systems recognized in 2016 compared to 2015 (2016: 4 and 2015:1), which have a higher ASP than our DUV systems. The increase in net service and field option sales is mainly driven by an increase in the sales of productivity and focus upgrade packages.
The increase of the ASP of our new systems sold is due to a shift in the product mix of systems sold towards more high-end systems (e.g. more EUV and ArFi systems, less KrF systems) in 2016 compared to 2015.
Gross profit increased by EUR 148.8 million mainly due to a shift in the product mix of systems sold towards more high-end systems.
Gross profit as a percentage of total net sales decreased from 46.1 percent in 2015 to 44.8 percent in 2016 primarily driven by higher EUV system sales (which currently have a gross margin below the average of our DUV systems), partly offset by a shift in product mix of systems sold towards more high-end systems.
Other Income
Other income consists of contributions for R&D programs under the NRE funding arrangements from certain Participating Customers in the CCIP and amounted to EUR 93.8 million for 2016 (2015: EUR 83.2 million).

ASML ANNUAL REPORT 2016    28

Research and Development Costs
R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from Participating Customers in the CCIP) were EUR 1,105.8 million in 2016 as compared to EUR 1,068.1 million in 2015. R&D costs for both 2016 and 2015 were primarily focused on programs supporting EUV, DUV immersion, and Holistic Lithography. In 2016, R&D activities mainly related to:

•	EUV - Further improving productivity, and supporting the design and industrialization of our NXE:3400B system including pellicle development.

•	DUV immersion - Focused on development of our next generation immersion platform, the NXT:2000i, as well as maturing the product introduction in the field of our NXT:1980 system.

•	Holistic Lithography - Further development of YieldStar, process window control and enlargement solutions.
Selling, General and Administrative Costs
SG&A costs increased by 8.4 percent mainly driven by HMI acquisition related expenses, an increase in the number of employees, and further impacted by exchange rate fluctuations, primarily related to our US operations.
Interest and Other, Net
Interest and other, net increased by EUR 50.2 million in 2016 compared to 2015. In addition, in 2016 we recognized EUR 55.2 million gain on foreign currency revaluations on transactions and balances relating to the HMI acquisition in Interest and other, net.
Income Taxes
The effective tax rate increased to 13.0 percent of income before income taxes in 2016 compared to 10.4 percent in 2015. This increase is mainly due to a change in legislation. Prior to 2016, the RDA was a corporate income tax credit used for R&D activities. As of 2016, the RDA is converted into a wage tax benefit reducing R&D costs.
Net Income
Net income in 2016 amounted to EUR 1,471.9 million, or 21.7 percent of total net sales, representing EUR 3.46 basic net income per ordinary share, compared with net income in 2015 of EUR 1,387.2 million, or 22.1 percent of total net sales, representing EUR 3.22 basic net income per ordinary share.
Results of Operations 2015 Compared to 2014
Set out below our Consolidated Statements of Operations data for the years ended December 31, 2014 and 2015:

Year ended December 31	2014	2015
(in millions)	EUR	EUR

Total net sales	5,856.3	6,287.4
Cost of sales	(3,259.9)	(3,391.7)
Gross profit	2,596.4	2,895.7
Other income	81.0	83.2
Research and development costs	(1,074.1)	(1,068.1)
Selling, general and administrative costs	(321.1)	(345.7)
Income from operations	1,282.2	1,565.1
Interest and other, net	(8.6)	(16.5)
Income before income taxes	1,273.6	1,548.6
Provision for income taxes	(77.0)	(161.4)
Net income	1,196.6	1,387.2

ASML ANNUAL REPORT 2016    29

Set out below are our Consolidated Statements of Operations data for the years ended December 31, 2014 and 2015 expressed as a percentage of our total net sales:

Year ended December 31	2014	2015

Total net sales	100.0	100.0
Cost of sales	(55.7)	(53.9)
Gross profit	44.3	46.1
Other income	1.4	1.3
Research and development costs	(18.3)	(17.0)
Selling, general and administrative costs	(5.5)	(5.5)
Income from operations	21.9	24.9
Interest and other, net	(0.1)	(0.3)
Income before income taxes	21.7	24.6
Provision for income taxes	(1.3)	(2.6)
Net income	20.4	22.1

Net Sales and Gross Profit
The following table shows a summary of net sales, units sold, gross profit and ASP data for the years ended December 31, 2014 and 2015:

Year ended December 31	2014	2015
(in millions EUR, unless otherwise indicated)	EUR	EUR

Net sales	5,856.3	6,287.4
Net system sales	4,242.8	4,237.2
Net service and field option sales	1,613.5	2,050.2
Total sales of systems (in units)	136	169
Total sales of new systems (in units)	116	144
Total sales of used systems (in units)	20	25
Gross profit as a percentage of net sales	44.3	46.1
ASP of system sales	31.2	25.1
ASP of new system sales	35.6	28.5
ASP of used system sales	5.8	5.1
Net sales increased by 7.4 percent, driven by the increase in net service and field option sales of 27.1 percent, with a similar level of net system sales in 2015 compared to 2014. The increase in net service and field option sales was mainly driven by:

•	An increase in the sales of productivity and focus upgrade packages; and

•	Higher service sales mainly resulting from an increased installed base.
The decrease of the ASP of our new systems sold was due to a shift in the product mix of systems sold towards more lower-end systems (more KrF systems and less EUV systems) in 2015 compared to 2014.
Gross profit increased by EUR 299.3 million mainly due to higher service and field option sales and lower EUV system sales (which did not contribute to gross profit).
Gross profit as a percentage of net sales increased from 44.3 percent in 2014 to 46.1 percent in 2015 primarily driven by lower EUV system sales (which did not contribute to gross profit).
Other Income
Other income consisted of contributions for R&D programs under the NRE funding arrangements from certain Participating Customers in the CCIP and amounted to EUR 83.2 million for 2015 (2014: EUR 81.0 million).
Research and Development Costs
R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from Participating Customers in the CCIP) were EUR 1,068.1 million in 2015 as compared to EUR 1,074.1 million in 2014. R&D costs for both 2015 and 2014 were primarily focused on programs supporting EUV, DUV immersion, and Holistic Lithography. In 2015, R&D activities mainly related to:

•	EUV - Further improving availability and productivity, and supporting the design of our NXE:3400B system;

•	DUV immersion - Focused on the final stages of development relating to our NXT:1980 systems, of which we shipped the first systems in 2015, as well as development of future DUV platforms; and

•	Holistic Lithography - Further development of Yieldstar and process window control solutions.

ASML ANNUAL REPORT 2016    30

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
B. Liquidity and Capital Resources
Our cash and cash equivalents increased to EUR 2,906.9 million as of December 31, 2016 from EUR 2,458.7 million as of December 31, 2015 and our short-term investments increased to EUR 1,150.0 million as of December 31, 2016 from EUR 950.0 million as of December 31, 2015.
Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2016 of EUR 2,906.9 million, short-term investments as of December 31, 2016 of EUR 1,150.0 million and available credit facilities as of December 31, 2016 of EUR 700.0 million. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.
We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and in money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are denominated in euros and US dollar.
Our available credit facilities amount to EUR 700.0 million as of December 31, 2016 and as of December 31, 2015. No amounts were outstanding under these credit facilities at the end of 2016 and 2015. The amounts available at December 31, 2016 and 2015 consisted of one EUR 700.0 million committed revolving credit facility with a group of banks. In 2015, the terms and conditions of the facility were amended by, among other things, removing the financial covenant and by extending the maturity until 2020. In 2016, we exercised our extension option, extending the maturity date to 2021. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our credit rating.
In July 2016, we completed an offering of our EUR 500 million 0.625 percent senior notes due 2022, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2022.
Also in July 2016, we completed an offering of our EUR 1,000 million 1.375 percent senior notes due 2026, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2026.
In November 2016, we completed an offering of our EUR 750 million 1.625 percent senior notes due 2027, with interest payable annually on May 28. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on May 28, 2027.
We have the following repayment obligations relating to our Eurobonds:

•	EUR 238.2 million in 2017;

•	EUR 500.0 million in 2022;

•	EUR 750.0 million in 2023;

•	EUR 1,000.0 million in 2026; and

•	EUR 750.0 million in 2027.
ASML seeks to ensure that our principal sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.
Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity are sufficient to satisfy our current requirements, including our expected capital expenditures and repayment obligations in 2017. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayments.
See Consolidated Statements of Cash Flows and Notes 4, 5, 14, 15, 25 and 26 to our Financial Statements.

ASML ANNUAL REPORT 2016    31

C. Research and Development, Patents and Licenses, etc.
Research and Development
See Item 4.B. "Business Overview – Research and Development" and Item 5.A. "Operating Results – Results of Operations 2016 Compared to 2015".
Intellectual Property Matters
See Item 3.D. "Risk Factors – Risks related to ASML – Failure to adequately protect the intellectual property rights upon which we depend could harm our business" and "Risk Factors – Risks related to ASML – Defending against intellectual property claims brought by others could harm our business" and Item 4.B. "Business Overview – Intellectual Property".
D. Trend Information
We expect that Moore’s Law will continue in the coming decade including industry fundamentals of a decline in cost per transistor. There is a strong demand for advanced ICs, supported by a value chain with means and incentive to support this. However, cost and process complexity of shrinking with multiple patterning together with new device structures and materials reshapes customer roadmaps, resulting in a continued need to improve DUV lithography performance while exploiting execution of agreed EUV targets for the future and complementing it with a portfolio of product options, enhancements and upgrade packages that support product stewardship and optimize the cost of ownership over the entire lifetime of our systems. It also results in zero tolerance for non-performance, driving improvement of quality and cost efficiency of our products and services.
We expect the following in the first-quarter of 2017:

•	Total net sales of approximately EUR 1.8 billion;

•
Shipment of our first NXE:3400B EUV system, for which we expect to record revenue in the third quarter of 2017, as this system will ship in a non-final configuration. Together with the five NXE:3350B systems already shipped before 2017, it will be used in our customers' factories for preparing the introduction of EUV into high volume manufacturing;

•	Net service and field option sales will be driven by continued demand for Holistic Lithography options, high value upgrades and our growing installed base;

•
Gross margin of around 47 percent including the effect from the purchase price allocation for the HMI acquisition. The negative impact of the purchase price allocation adjustments is about one percentage point. The impact of the HMI acquisition on gross profit for the full fiscal year is expected to be about EUR 90 million and is expected to decrease to about EUR 40 million per year from 2018 onwards;

•
R&D costs of about EUR 320 million. The increase in R&D costs is driven by the inclusion of HMI and accelerated investments in Pattern Fidelity metrology, our contributions to Carl Zeiss SMT's High-NA developments, our own High-NA development acceleration and the strong US Dollar;

•	Other income of about EUR 23 million, which consists of contributions from the participants of the CCIP;

•	SG&A costs of about EUR 95 million; and

•	An effective annualized tax rate of between 13 and 14 percent.
In Holistic Lithography, we successfully completed the acquisition of HMI in November 2016 and began the integration of HMI's e-beam systems into our Holistic Lithography portfolio.
The following table sets forth our systems backlog1 as of December 31, 2015 and 2016.

Year ended December 31	2015	2016
(in millions EUR, unless otherwise indicated)

New systems backlog (in units)	68	70
Used systems backlog (in units)	11	13
Total systems backlog (in units)	79	83
Value of new systems backlog	3,149.6	3,907.9
Value of used systems backlog	34.7	53.4
Total value of systems backlog	3,184.3	3,961.3
ASP of new systems backlog	46.3	55.8
ASP of used systems backlog	3.2	4.1
ASP of total systems backlog	40.3	47.7

1.	Our systems backlog includes all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B).
Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

ASML ANNUAL REPORT 2016    32

Logic chip manufacturers have built up capacity for the 10 nm node in 2016, and we also saw healthy demand from Memory manufacturers both for DRAM and NAND production. Together with solid growth in net service and field option sales. These trends are expected to continue into 2017.
Regarding EUV, we executed on the customer-aligned productivity and availability targets, which gave customers the confidence to place 13 orders in 2016, bringing our EUV backlog to 18 systems worth EUR 2.0 billion, or about half of the total backlog at December 31, 2016. These orders show that customers are committed to take EUV into production, and we expect that the first customers will start volume manufacturing with EUV at the 7 nm logic node and the mid-10 nm DRAM node. We are now moving to the next phase of EUV industrialization. We remain committed to deliver the performance requirements for customer volume manufacturing, while continuing to build up our manufacturing, supply chain and service capabilities.
The trends discussed in this Item 5.D. "Trend information" are subject to risks and uncertainties. See "Part I – Special Note Regarding Forward Looking Statements" and item 3.D. "Risk Factors".
E. Off-Balance Sheet Arrangements
None.
F. Tabular Disclosure of Contractual Obligations
Our contractual obligations as of December 31, 2016 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense [1]	3,757,498	306,215	83,752	56,718	56,762	56,246	3,197,805
Operating Lease Obligations	103,568	35,486	23,613	18,616	13,577	7,050	5,226
Purchase Obligations	2,202,595	1,923,647	233,021	9,481	7,901	7,417	21,128
Zeiss High-NA Funding Commitment	748,000	129,000	219,500	179,500	113,000	69,000	38,000
Total Contractual Obligations [2]	6,811,661	2,394,348	559,886	264,315	191,240	139,713	3,262,159

1.	See Note 14 to our Financial Statements for the amounts excluding interest expense.

2.	We have excluded unrecognized tax benefits for an amount of EUR 136.4 million as the amounts that will be settled in cash are not known and the timing of any payments is uncertain.
Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 14 to our Financial Statements.
Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 45.2 million, EUR 45.1 million and EUR 43.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. During 2015 we have exercised these options which are effectuated in 2016, therefore no purchase options exist as per year end December 31, 2016.
Purchase obligations exist of purchase commitments towards suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2016 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners give us additional flexibility to adapt our purchase obligations to our requirements in light of the cyclicality and technological developments inherent in the industry in which we operate. We establish a provision for cancellation costs when the liability has been incurred and the amount of cancellation fees is reasonably estimable.
On November 3, 2016 ASML and Zeiss announced that they agreed to strengthen their long-standing and successful partnership in the semiconductor lithography business. ASML has agreed with Zeiss to support Carl Zeiss SMT's R&D costs, capital expenditures and other supply chain investments, in respect of High NA, for an amount of EUR 760.0 million over 6 years. At the end of 2016 an amount of EUR 12.0 million was paid, resulting in a remaining commitment as of December 31, 2016 of EUR 748.0 million.
G. Safe Harbor
See Part I "Special Note Regarding Forward-Looking Statements".

ASML ANNUAL REPORT 2016    33

Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
The members of our SB and our BoM are as follows:

Name	Title	Year of Birth	Term Expires
Gerard J. Kleisterlee [2,3]	Chairman of the Supervisory Board	1946	2019
Douglas A. Grose [2,3]	Vice Chairman and Member of the Supervisory Board	1950	2017
Pauline F.M. van der Meer Mohr [1,2]	Member of the Supervisory Board	1960	2017
Wolfgang H. Ziebart [3,4]	Member of the Supervisory Board	1950	2017
Clara (Carla) M.S. Smits-Nusteling [1]	Member of the Supervisory Board	1966	2017
Johannes (Hans) M.C. Stork [3,4]	Member of the Supervisory Board	1954	2018
Antoinette (Annet) P. Aris [3,4]	Member of the Supervisory Board	1958	2019
Rolf-Dieter Schwalb [1,4]	Member of the Supervisory Board	1952	2019
Peter T.F.M. Wennink	President, Chief Executive Officer and Chairman of the Board of Management	1957	2018
Martin A. van den Brink	President, Chief Technology Officer and Vice Chairman of the Board of Management	1957	2018
Frits J. van Hout	Executive Vice President, Chief Program Officer and member of the Board of Management	1960	2017
Frédéric J.M. Schneider-Maunoury	Executive Vice President, Chief Operations Officer and Member of the Board of Management	1961	2018
Wolfgang U. Nickl	Executive Vice President, Chief Financial Officer and Member of the Board of Management	1969	2018

1.	Member of the AC.

2.	Member of the Selection and Nomination Committee.

3.	Member of the Technology and Strategy Committee.

4.	Member of the RC.

5.	Ms. Van der Meer Mohr and Messrs. Grose and Ziebart are to retire by rotation at the 2017 AGM.
Mr. Van der Poel retired from the SB per the 2016 AGM.
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
The SB spends considerable time discussing its future composition, in view of the rotation schedule and envisaged changes in the coming years. For the fulfillment of vacancies several factors are taken into consideration. The SB profile includes the intention to have at least 30 percent representation of each gender in ASML’s SB. This aspect will be taken into account in the nominations for (re)appointment of SB members that will be submitted to the 2017 AGM.
There are no family relationships among the members of our SB and our BoM.
Director and Officer Biographies
Gerard J. Kleisterlee
Mr. Kleisterlee was appointed to our SB in April 2015 and was appointed Chairman in 2016. Mr. Kleisterlee joined Philips in 1974. In 2001 Mr. Kleisterlee became President and CEO of the Board of Management of Royal Philips N.V., a position he has held until 2011. Currently, Mr. Kleisterlee is the Chairman of the Board of Vodafone Group Plc. and Non-Executive Director of Royal Dutch Shell Plc.
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

ASML ANNUAL REPORT 2016    34

Pauline F.M. van der Meer Mohr
Ms. Van der Meer Mohr was appointed to our SB in March 2009. Ms. Van der Meer Mohr was managing partner of the Amstelbridge Group, Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT N.V., and has held several senior executive roles at the Royal/Dutch Shell group of companies in various areas. Ms. Van der Meer Mohr served as President of the Executive Board of the Erasmus University Rotterdam, the Netherlands until December, 2015. Currently, Ms. Van der Meer Mohr is the Chairperson of the supervisory board of EY Netherlands LLP, a member of the supervisory board of Royal DSM N.V., Non-Executive Director of HSBC Holdings Plc, Chairperson of the supervisory board of Nederlands Danstheater and a member of the Board Concertgebouw Fonds.
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
Clara (Carla) M.S. Smits-Nusteling
Ms. Smits-Nusteling was appointed to our SB in April 2013. Ms. Smits-Nusteling was CFO and a member of the Board of Management of Royal KPN N.V. Ms. Smits-Nusteling also held several finance and business related positions at Royal KPN N.V. and PostNL. Currently, Ms. Smits-Nusteling is a Non-Executive Director of the Board of Tele2 AB, a member of the Management Board of the Foundation Unilever N.V. Trust Office, Non-Executive Director of the Board of Directors of Nokia Corporation and lay judge of the Enterprise Court of the Amsterdam Court of Appeal.
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
Antoinette (Annet) P. Aris
Ms. Aris was appointed to our SB in April 2015. Ms. Aris is Adjunct Professor of Strategy at INSEAD, France, a position she has held since 2003. From 1994 to 2003 Ms. Aris was a partner at McKinsey & Company in Germany. Ms. Aris was a member of the Board of Directors of Sanoma Oyj until April, 2015 and a member of the supervisory board of Kabel Deutschland AG until July, 2015. Currently, Ms. Aris is a Non-Executive Director of Thomas Cook Plc. and a member of the supervisory boards of ProSiebenSat.1 AG, Jungheinrich AG and ASR Nederland N.V.
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
Peter T.F.M. Wennink
Mr. Wennink joined ASML in January, 1999 and was appointed as Executive Vice President, CFO and member of our BoM in July, 1999. Mr. Wennink was appointed as President and CEO on July 1, 2013. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink was a member of the supervisory board of Bank Insinger de Beaufort N.V. until December 31, 2016. Mr. Wennink is a member of the Dutch Institute of Registered Accountants, a member of the supervisory board of the Eindhoven University of Technology, and a member of the Advisory Board of the Investment Committee of Stichting Pensioenfonds ABP (Dutch pension fund for government employees). Mr. Wennink further serves on the board of the FME-CWM (the employers’ organization for the technology industry in the Netherlands).
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

ASML ANNUAL REPORT 2016    35

Frits J. van Hout
Mr. Van Hout joined ASML in 1984 and rejoined ASML in 2001, after an eight year absence. He was appointed as a member of our BoM on March 26, 2009. Mr. Van Hout was appointed as Executive Vice President and CPO on July 1, 2013. Prior to that, Mr. Van Hout served as Executive Vice President and CMO, Executive Vice President Integral Efficiency, Senior Vice President Customer Support and held various other positions. From 1992 until 2001, Mr. Van Hout served as CEO of the Beyeler Group and held various management positions at Datacolor International. Mr. van Hout earned a Master’s degree in Theoretical Physics (1981), University of Oxford; and a Master’s degree in Applied Physics (1984), Eidgenössische Technische Hochschule, Zürich. Mr. Van Hout is a member of the Board of the Stichting Brainport, the Eindhoven Region Economic Development Board.
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
B. Compensation
The information required by Item 6.B. is incorporated by reference from our 2016 Statutory Annual Report (pages 6 through 11 and 106 through 109) which is included as exhibit 99.1 on Form 6-K furnished with the SEC on February 8, 2017.
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

ASML ANNUAL REPORT 2016    36

The SB determines the remuneration of the individual members of the BoM, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the SB. ASML’s remuneration policy is included in the Supervisory Board Report of the 2016 Statutory Annual Report.
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

ASML ANNUAL REPORT 2016    37

The Code came into effect on January 1, 2004 and was amended as of January 1, 2009. Dutch listed companies are required to either comply with the principles and the best practice provisions of the Code, or to explain on which points they deviate from these best practice provisions and why. In February 2016 the Dutch Corporate Governance Code Monitoring Committee started a consultation process that has led to a revision of the Code. The amended Code was published on December 8, 2016 and came into effect on January 1, 2017. As part of the continued effort of our SB and BoM to ensure that our practices and procedures comply with Dutch corporate governance requirements, we are currently assessing the implications of the amended Code for our corporate governance structure.
ASML reports on its compliance with the Code in its 2016 Statutory Annual Report.
Committees of ASML’s Supervisory Board
While retaining overall responsibility, the SB assigns certain of its tasks to its four Committees: the AC, the RC, the Selection and Nomination Committee and the Technology and Strategy Committee. Members of these Committees are appointed from among the SB members.
The Chairman of each Committee reports to the SB the issues and items discussed in each meeting. In addition, the minutes of each Committee are available to all members of the SB, enabling the SB to make the appropriate decisions.
Audit Committee
The current members of our AC are Ms. Smits-Nusteling (Chairperson), Ms. Van der Meer Mohr, and Mr. Schwalb, each of whom is an independent, non-executive member of our SB in accordance with the NASDAQ Listing Rules and SEC regulations. The SB has determined that each of Ms. Smits-Nusteling and Mr. Schwalb qualify as AC financial expert pursuant to Section 407 of the Sarbanes-Oxley Act and the rules promulgated thereunder. Our external auditor, CEO, CFO, Corporate Controller, Corporate Chief Accountant, Vice President Corporate Risk and Assurance, as well as other ASML employees invited by the Chairperson of the AC may also attend the meetings of the AC. The Chairman of our SB, Mr. Kleisterlee, attends the AC meetings whenever possible.
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

In 2016, the AC held nine scheduled meetings, either in person or via conference call.
Remuneration Committee
The current members of our RC are Mr. Schwalb (Chairman), Ms. Aris, Mr. Stork and Mr.  Ziebart, each of whom is an independent, non-executive member of our SB in accordance with the NASDAQ Listing Rules. In 2016, the RC held seven scheduled meetings, either in person or via conference call.
For details on the RC,see Item 6.B. "Compensation".
Selection and Nomination Committee
The current members of our Selection and Nomination Committee are Mr. Kleisterlee (Chairman), Mr. Grose and Ms. Van der Meer Mohr. Each of the members is an independent, non-executive member of our SB in accordance with the NASDAQ Listing Rules.
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
The Selection and Nomination Committee furthermore discusses corporate governance developments that may affect ASML, for example those based on legislative proposals, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code, as well as revisions to the Code.
In 2016, the Selection and Nomination Committee held three scheduled meetings, either in person or by conference call.
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

ASML ANNUAL REPORT 2016    38

The Technology and Strategy Committee assists the SB in relation to the following responsibilities and may prepare resolutions for the SB related thereto:

•	Familiarization with and risk assessment and study of potential strategies, required technical resources, technology roadmaps and product roadmaps; and

•	Providing advice to the SB with respect to matters related thereto.
In 2016, the Technology and Strategy Committee held six scheduled meetings, either in person or via conference call.
Disclosure Committee
ASML has a DC to ensure compliance with applicable disclosure requirements arising under US and Dutch law and applicable stock exchange rules, US GAAP, IFRS as adopted by the EU and the Sarbanes-Oxley Act. The DC is composed of various members of senior management in the departments corporate risk & assurance, investor relations, communications, corporate legal, treasury, finance & control and corporate strategy & marketing, and reports to the CEO and CFO. The DC informs the AC about the outcome of the DC meetings.
The DC gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the DC advises the CEO and CFO on the effectiveness of the disclosure controls and procedures and, of the internal control over financial reporting, each as contemplated by the Sarbanes-Oxley Act.
During 2016, the DC reviewed, among other things, the quarterly and annual financial results announcements, announcements of strategic transactions, the Statutory Interim Report, the Annual Report on Form 20-F and the Statutory Annual Report. In addition, the DC also advised the CEO and CFO on the effectiveness of the disclosure controls and procedures, and of the internal control over financial reporting in accordance with disclosures and certifications required under the Sarbanes-Oxley Act.
D. Employees
The following table presents our total numbers of payroll employees and temporary employees as of December 31, 2016, 2015 and 2014 (in FTEs). These employees work primarily in manufacturing & logistics and in R&D:

As of December 31	2014	2015	2016
Payroll Employees	11,318	12,168	13,991
Temporary Employees	2,754	2,513	2,656
Total in FTEs	14,072	14,681	16,647

During 2016, the average number of payroll employees in FTEs was 12,852, and the average number of temporary employees in FTEs employed was 2,565. The increases in payroll employees in FTEs in 2016 compared to 2015 and in 2015 compared to 2014 are in line with our net sales growth. Additionally the increase in payroll employees in FTEs in 2016 compared to 2015 includes an addition of approximately 700 HMI FTEs.
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

ASML ANNUAL REPORT 2016    39

Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the total number of ordinary shares owned by each shareholder that reported to the AFM or SEC a beneficial ownership of ordinary shares that is at least 3.0 percent (5.0 percent, in the case of the SEC) of our ordinary shares issued and outstanding, as well as the ordinary shares (including shares underlying options) owned by our members of the BoM (which includes those persons specified in Item 6.A. "Directors, Senior Management and Employees"), as a group, as of December 31, 2016. The information set out below with respect to shareholders other than the BoM is solely based on public filings with the SEC and AFM as of January 31, 2017.

Identity of Person or Group	Shares Owned	Percent of Class [6]
Capital Group International, Inc [1]	67,265,695	15.65%
Stichting Administratiekantoor MAKTSJAB/Intel [2]	62,977,877	14.65%
BlackRock Inc. [3]	28,406,210	6.61%
Members of ASML’s Board of Management (5 persons) [4,5]	210,291	0.05%

1.
As reported to the AFM on April 25, 2014, Capital Group International, Inc. and CRMC, which we believe to be an affiliate of Capital Group International, Inc., indirectly have 605,391,255 voting rights corresponding to 67,265,695 shares (based on nine votes per share) of our ordinary shares but do not have ownership rights related to those shares. Capital World Investors reported on a Schedule 13-G/A filed with the SEC on February 12, 2016, that it is the beneficial owner of 47,701,246 shares of our ordinary shares as a result of its affiliation with CRMC. In addition, the Growth Fund of America reported to the AFM on May 15, 2014 that it owns 3.22% of our outstanding shares. We believe that some or all of these shares are included within the shares reported to be owned by Capital Group International, Inc., as set forth above.

2.
Stichting Administratiekantoor MAKTSJAB owns the stated percentage of our ordinary shares and has issued corresponding depository receipts to Intel. Intel has reported that it has sold a portion of these shares that it initially acquired, but has not reported the number of shares sold.

3.
Based solely on the Schedule 13-G/A filed by BlackRock Inc. with the SEC on January 19, 2017; BlackRock reports voting power with respect to 25,484,553 of these shares. A public filing with the AFM on December 29, 2016 shows aggregate holdings of various BlackRock funds of 4.83 percent, based on total number of issued shares at the time, and 5.94 percent in voting rights.

4.
Does not include unvested shares granted to members of the BoM. Further information required by Item 7.A. is incorporated by reference from our SB report as included in our 2016 Statutory Annual Report, see Item 6.B. "Compensation".

5.	No shares are owned by members of the SB.

6.
As a percentage of the total number of ordinary shares issued and outstanding (429,941,232) as of December 31, 2016, which excludes 9,258,282 ordinary shares which have been issued but are held in treasury by ASML. Please note that share ownership percentages reported to the AFM are expressed as a percentage of the total number of ordinary shares issued (including treasury stock) and that accordingly, percentages reflected in this table may differ from percentages reported to the AFM.

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
As of December 31, 2016, 68,073,837 ordinary shares were held by 358 registered holders with a registered address in the United States. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.
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

ASML ANNUAL REPORT 2016    40

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, among other arrangements, be taken into account: shares and votes (i) directly held by any person, (ii) held by such person’s subsidiaries, (iii) held by a third party for such person’s account, (iv) held by a third party with whom such person has concluded an oral or written voting agreement (including on the basis of an unrestricted power of attorney), (v) held by a third party with whom such person has agreed to temporarily transfer voting rights against payment, (vi) financial instruments of which the increase in value is wholly or partially dependent on an increase in value of our shares or distributions in respect thereof (including certain cash settled financial instruments such as contracts for difference and total return swaps), (vii) put options pursuant to which a person can be required to purchase our shares, and (viii) other contracts under which a person has a position economically comparable to having our shares. Interests held jointly by multiple persons are attributed to those persons in accordance with their entitlement. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. The managers of certain investment funds are deemed to hold the capital interests and voting rights in the funds managed by them.
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
B. Related Party Transactions
Intel is the largest participant in the CCIP, with an aggregate funding commitment of EUR 829.0 million and having made an investment in 15 percent of our ordinary shares (after giving effect to the synthetic share buyback in November 2012).
Please see Note 27 to our Financial Statements for more information about the CCIP. See Note 28 to our Financial Statements for details on sales to Intel in 2016 and outstanding balances as of December 31, 2016.
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
Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See Item 18 "Financial Statements".
Export Sales
See Note 20 to our Financial Statements.
Legal Proceedings
See Item 4.B. "Business Overview – Intellectual Property" and Note 18 to our Financial Statements.

ASML ANNUAL REPORT 2016    41

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
For 2016, a proposal to declare a dividend of EUR 1.20 per ordinary share will be submitted to the 2017 AGM.
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
Pursuant to the terms of the Transfer Agent Agreement, we have agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made generally available by ASML to holders of ordinary shares. The New York Transfer Agent has waived its fees associated with routine services to ASML associated with our shares listed at NASDAQ. In addition, the New York Transfer Agent in consideration of its acting as Transfer Agent has agreed to make a contribution towards covering certain expenses incurred by ASML in connection with the issuance and transfer of our shares listed on NASDAQ. In the year ended December 31, 2016, the Transfer Agent contributed USD 0.6 million towards coverage of expenses incurred by ASML (which mainly comprised of audit, advisory, legal and listing fees incurred due to the existence of our share listing on NASDAQ).

ASML ANNUAL REPORT 2016    42

The following table sets forth, for the periods indicated, the high and low closing prices of our shares listed at NASDAQ and our shares listed at Euronext Amsterdam.

	ASML NASDAQ shares USD		ASML Euronext Amsterdam shares EUR
	High	Low	High	Low
Annual Information
2016	112.20	76.51	107.00	70.86
2015	113.80	83.08	103.80	73.64
2014	109.64	79.90	89.88	57.57
2013	100.96	63.08	74.30	47.20
2012	64.68	40.91	49.36	31.81
Quarterly Information
4th quarter 2016	112.20	99.20	107.00	90.64
3rd quarter 2016	110.83	94.61	99.35	84.66
2nd quarter 2016	101.39	91.30	89.78	79.91
1st quarter 2016	99.90	76.51	88.18	70.86

4th quarter 2015	96.33	85.97	88.96	74.47
3rd quarter 2015	106.68	83.08	98.26	73.64
2nd quarter 2015	113.80	94.50	103.80	88.22
1st quarter 2015	110.75	98.65	101.85	84.67
Monthly Information
January 2017	122.97	109.92	115.00	105.15
December 2016	112.20	99.78	107.00	93.79
November 2016	105.32	99.20	99.50	91.19
October 2016	108.96	100.39	97.93	90.64
September 2016	109.86	101.71	97.69	90.17
August 2016	110.83	105.45	99.35	93.13

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

ASML ANNUAL REPORT 2016    43

At our 2016 AGM, our shareholders authorized the BoM to issue ordinary shares and/or rights thereto through October 29, 2017, up to an aggregate maximum of 5.0 percent of ASML’s issued share capital, at April 29, 2016, plus an additional 5.0 percent of ASML's issued share capital at April 29, 2016 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.
Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders, the BoM has the power subject to approval of the SB, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2016 AGM, our shareholders authorized the BoM through October 29, 2017, subject to approval of the SB, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital at April 29, 2016. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.
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
We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the SB and the authorization of shareholders at our General Meeting of Shareholders, which authorization may not be for more than 18 months. The BoM is currently authorized, subject to SB approval, to repurchase as of April 29, 2016 through October 29, 2017, up to a maximum of two times 10.0 percent of ASML’s issued share capital as of April 29, 2016, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our 2017 AGM, our shareholders will be asked to extend this authorization through October 26, 2018.
C. Material Contracts
Acquisition of Hermes Microvision, Inc.
On June 16, 2016, ASML and HMI entered into a share swap agreement pursuant to which ASML acquired HMI for a consideration of TWD 99.7 billion (EUR 2.9 billion). The acquisition was completed on November 22, 2016. See Note 2 to our Financial Statements.
Investment in Carl Zeiss SMT GmbH
On November 2, 2016, ASML, Zeiss, Carl Zeiss SMT Holding Management GmbH, Carl Zeiss SMT, and the Partnership entered into the CZ SMT Investment Agreement.
Under the CZ SMT Investment Agreement, we agreed to acquire a 24.9% limited partnership interest in the Partnership, which will be the sole owner of Carl Zeiss SMT, our sole supplier of critical optical components. The closing of the transaction is expected in the second quarter of 2017 and the purchase price for the interest is EUR 1.0 billion.
The CZ SMT Investment Agreement includes customary representations with respect to the Partnership and Carl Zeiss SMT. Completion of the acquisition of the limited partnership interest pursuant to the CZ SMT Investment Agreement is conditional on, among other things, merger control approvals. The CZ SMT Investment Agreement may be terminated by either party if closing has not occurred by October 31, 2017.
In accordance with the CZ SMT Investment Agreement, at closing, ASML, Zeiss, and Carl Zeiss SMT Holding Management GmbH will enter into the CZ SMT Partnership Agreement, establishing the Partnership. Under the CZ SMT Partnership Agreement, we have been granted minority protection and veto rights in the Partnership. The CZ SMT Partnership Agreement also includes transfer restrictions, including rights of first refusal and drag-along rights.
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

ASML ANNUAL REPORT 2016    44

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

Corporate Income Tax Consequences for Corporate Non-Resident Holders
Income derived from ordinary shares or capital gains derived from the sale, exchange or disposition of ordinary shares by a corporate Non-Resident Holder is taxable if:

•
The holder carries on a business in the Netherlands through a permanent establishment or a permanent representative in the Netherlands (Dutch enterprise) and the ordinary shares are attributable to this permanent establishment or permanent representative, unless the participation exemption (discussed below) applies; or

•
The holder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which our ordinary shares are attributable and certain conditions are met; or

•
The holder has a substantial interest in our share capital, which is held with the primary aim or one of the primary aims to evade the levy of income tax or dividend withholding tax at the level of another person and which is not put into place with valid commercial reasons that reflect economic reality; or

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

ASML ANNUAL REPORT 2016    45

Dividends include:

•	Dividends in cash and in kind;

•	Deemed and constructive dividends;

•
Consideration for the repurchase or redemption of ordinary shares (including a purchase by a direct or indirect ASML subsidiary) in excess of qualifying average paid-in capital unless such repurchase is made for temporary investment purposes or is exempt by law;

•	Stock dividends up to their nominal value (unless distributed out of qualifying paid-in capital);

•	Any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes; and

•	Liquidation proceeds in excess of qualifying average paid-in capital for Dutch dividend withholding tax purposes.
Under certain circumstances, a reduction of Dutch dividend withholding tax can be obtained:
An exemption at source is available if:

•	The participation exemption applies and the ordinary shares are attributable to a business carried out in the Netherlands;

•	An exemption at source is available for dividend distributions to certain qualifying EU/EEA resident corporate holders;

•
Certain tax exempt organizations (e.g. pension funds and excluding collective investment vehicles) resident in EU/EEA member states or in qualifying non-EU/EEA states may be eligible for a refund of Dutch witholding tax upon their request. Based on a proposed domestic law not yet entered into force, in those circumstances, an exemption at source may also become available upon request;

•
Upon request and under certain conditions, certain qualifying Non-Resident Individual and Corporate Holders of ordinary shares resident in EU/EEA member states or in a qualifying non-EU/EEA state may be eligible for a refund of Dutch dividend withholding tax insofar the withholding tax levied is higher than the personal and corporate income tax which would have been due if they were resident of the Netherlands.

Furthermore, a Non-Resident Holder of ordinary shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-Resident Holder’s country of residence. The Netherlands has concluded such treaties with the US, Canada, Switzerland, Japan, most EU member states, as well as many other countries. Under the treaty between the US and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "US Tax Treaty"), dividends paid by us to a Non-Resident Holder that is a resident of the US as defined in the US Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0 percent Dutch withholding tax or, in the case of certain US corporate shareholders owning directly at least 10.0 percent of our voting power, a reduction to 5.0 percent, provided that the Holder is the beneficial owner of the dividends received and does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The tax treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholder owning directly at least 80.0 percent of our voting power and meeting all other requirements. The US Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations, in principle, remain subject to the statutory withholding rate of 15.0 percent and are required to file for a refund of such withholding, however such organizations may become eligible for the exemption at source when the proposed domestic law as described above has entered into force.
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
Value Added Tax
No Dutch value added tax is imposed on dividends in respect of our ordinary shares or on the transfer of our shares.

ASML ANNUAL REPORT 2016    46

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
Passive Foreign Investment Company Considerations
We believe we were not a PFIC for US federal income tax purposes in 2016 and that we will not be a PFIC in 2017. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question. We have not conducted a detailed study at this time to confirm our non-PFIC status. If we were treated as a PFIC in any year during which a United States Holder owned common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.
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

ASML ANNUAL REPORT 2016    47

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
F. Dividends and Paying Agents
Not applicable.

ASML ANNUAL REPORT 2016    48

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
Financial Instruments
We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

As of December 31	2015		2016
(in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts	898,227	(2,675)	1,311,599	(63,517)
Interest rate swaps	1,013,053	115,618	3,263,053	83,676
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

ASML ANNUAL REPORT 2016    49

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Sensitivity Analysis Financial Instruments
Foreign Currency Sensitivity
We are mainly exposed to fluctuations in exchange rates between the euro and the US dollar, the euro and Taiwanese dollar and the euro and the Japanese yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in net income or equity, as shown.

	2015		2016
(in thousands)	Impact on net income EUR	Impact on equity EUR	Impact on net income EUR	Impact on equity EUR

US dollar	(4,778)	22,834	(15,779)	17,527
Japanese yen	189	(7,495)	1,561	(399)
Taiwanese dollar	(3,690)	—	(6,959)	(23,385)
Other currencies	(2,473)	—	(1,887)	—
Total	(10,752)	15,339	(23,064)	(6,257)
It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated Statements of Operations. The increased effect on net income in 2016 compared with 2015 reflects our higher net exposure at year end 2016. The negative effect on net income as presented in the table above for 2016 is mainly attributable to timing differences between the arising and hedging of exposures.
The effects of the fair value movements of cash flow hedges, entered into for US dollar and Japanese yen transactions are recognized in equity. The US dollar and Japanese yen effect on equity in 2016 compared with 2015 is the result of an decrease in outstanding purchase hedges and increase in outstanding sales hedges.
The effects of the fair value movements of net investment hedges, entered into for Taiwanese dollar are recognized in equity. This effect is offset by the translation adjustment on the net investment also recorded in equity. This offset is not included in the table above.
For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on net income and equity.
Interest Rate Sensitivity
The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the balance sheet date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percentage point increase in interest rates on our net income and equity. A positive amount indicates an increase in net income and equity.

	2015		2016
(in thousands)	Impact on net income EUR	Impact on equity EUR	Impact on net income EUR	Impact on equity EUR

Effect of a 1.0 percent point increase in interest rates	24,486	622	7,524	295

The positive effect on net income mainly relates to our cash and cash equivalents and short-term investments. The positive effect on equity, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.
For a 1.0 percentage point decrease in interest rates there would be approximately an equal but opposite effect on net income and equity.
See Notes 4 and 5 to our Financial Statements for more information on our Financial Risk Management including Credit Risk Management.
Item 12 Description of Securities Other Than Equity Securities
Not applicable.

ASML ANNUAL REPORT 2016    50

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies
None.
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15 Controls and Procedures
Disclosure Controls and Procedures
As of December 31, 2016, ASML’s senior management conducted an evaluation, under the supervision and with the participation of ASML’s CEO and CFO, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, ASML’s CEO and CFO have concluded that, as of December 31, 2016, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML is accumulated and communicated to ASML’s management, including ASML’s CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of ASML’s CEO and CFO, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting as of December 31, 2016 based upon the framework in "Internal Control – Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective as of December 31, 2016 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements for external purposes in conformity with US GAAP.
ASML management has excluded HMI and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2016, as it was acquired on November 22, 2016. HMI and its subsidiaries are included in our consolidated financial statements as from the date of acquisition, and constituted 2.6% of consolidated total assets (excluding any purchase price allocation effect) and 0.4% of consolidated total net sales for the year ended December 31, 2016. Under guidelines established by the SEC, companies are allowed to exclude acquired companies from their assessment of internal control over financial reporting during the year such company was acquired.
KPMG Accountants N.V., an independent registered public accounting firm, has audited the Financial Statements included in Item  18 "Financial Statements" and, as part of the audit, has issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2016, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

ASML ANNUAL REPORT 2016    51

Code of Conduct
Our Code of Conduct describes what ASML stands for and believes in:

•	We respect people and planet;

•	We operate with integrity;

•	We preserve our assets;

•	We manage professionally; and

•	We encourage to Speak Up.
The Code of Conduct and Business Principles can be found on the Governance section of ASML's website. Information on our Website is not incorporated into, and does not form a part of this Annual Report.
Business Principles
The Code of Conduct has been translated into a set of practical Business Principles for all employees which provide greater clarity about the standards we expect our employees to follow and the behavior they must adopt. The Business Principles help to drive ethical and balanced behavior, control our business exposures, and safeguard our reputation. Employees must consult the business principles for their day-to-day guidance. The Business Principles focus on five core areas mentioned above.

Code of Conduct Complaints
We encourage our employees to speak up and feel free to raise ethical issues without the fear of retaliation. ASML has a Speak Up policy in place for reporting issues relating to a (possible) breach of the Code of Conduct, including complaints of a financial nature (whistleblower’s policy). For those employees who feel more comfortable speaking up anonymously, there is an external Speak Up system available (phone and webmail). The Speak Up policy can be found on the Governance section of ASML’s website. Information on our Website is not incorporated into, and does not form a part of this Annual Report.
For more information about this topic see our 2016 Integrated Report as published on our Website. Information on ASML's website is not incorporated into, and does not form a part of, this Annual Report.
C. Principal Accountant Fees and Services
KPMG has served as our independent registered public accounting firm for the year ending December 31, 2016. The following table sets out the aggregate fees for professional audit services and other services rendered by KPMG and their member firms and/or affiliates in 2016:

Year ended December 31 (in thousands)	2016
	KPMG Accountants N.V. EUR	KPMG Network EUR	Total EUR

Audit fees	1,269	307	1,576
Audit-related fees	100	—	100
Tax fees	—	—	—
Other fees	—	—	—

Principal accountant fees	1,369	307	1,676
Audit fees and audit-related fees
Audit fees primarily relate to the audit of the Financial Statements as set out in this Annual Report, our Statutory Annual Report, limited procedures on our quarterly results, certain agreed-upon procedures on the targets achieved in order for the RC to assess compliance with the Remuneration Policy and services related to our statutory and regulatory filings of our subsidiaries.  Audit-related fees relate to sustainability assurance services and other permissible non-audit services.
The AC has approved the external audit plan and audit fees for the year 2016.
Deloitte has served independent registered public accounting firm for the year ending December 31, 2015. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte and their member firms and/or affiliates in 2015:

Year ended December 31	2015
(in thousands)	Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR

Audit fees in relation to annual reports	1,323	—	1,323
Other audit fees	68	359	427
Tax fees	157	2	159

Principal accountant fees	1,548	361	1,909

ASML ANNUAL REPORT 2016    52

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
On January 20, 2016 we announced our intention to repurchase approximately EUR 1.5 billion of our own shares within the 2016-2017 timeframe. This program includes an amount of approximately EUR 500.0 million remaining from the prior share repurchase program, announced January 21, 2015. We intend to cancel the shares upon repurchase. During the period from January 21, 2016 up to December 31, 2016, we purchased 4.8 million shares that will be canceled for a total consideration of EUR 400.0 million. In the light of the acquisition of HMI and the announced investment in Carl Zeiss SMT, we have paused the share buyback program. As a result, the 2016–2017 program may not be completed for the full amount. Otherwise, the current program will remain in place, yet it may be further suspended, modified or discontinued at any time. Furthermore, no shares were canceled in 2016, and we intend to cancel 7.7 million shares in 2017.
The following tables provide a summary of shares repurchased by ASML in 2016 and a historic overview of previous share buyback programs, respectively:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR thousands)
January 21 - 31, 2016	268,537	82.08	268,537	1,477,957
February 1 - 29, 2016	1,306,921	78.12	1,575,458	1,375,859
March 1 - 31, 2016	1,045,133	86.51	2,620,591	1,285,449
April 1 - 30, 2016	1,138,127	87.95	3,758,718	1,185,356
May 1 - 31, 2016	278,182	82.15	4,036,900	1,162,504
June 1 - 30, 2016	560,410	85.57	4,597,310	1,114,552
July 1 - 31, 2016	166,068	87.63	4,763,378	1,100,000
August 1 - 31, 2016	—	—	4,763,378	1,100,000
September 1 - 30, 2016	—	—	4,763,378	1,100,000
October 1 - 31, 2016	—	—	4,763,378	1,100,000
November 1 - 30, 2016	—	—	4,763,378	1,100,000
December 1 - 31, 2016	—	—	4,763,378	1,100,000

Total	4,763,378	83.97

ASML ANNUAL REPORT 2016    53

Period	Year	Total amount paid (in EUR millions)	Total Number of Shares Purchased	Average Price Paid per Share (EUR)

Share Buybacks	2006	677.2	40,385,139	16.77
Synthetic Share Buyback	2007	1,011.9	55,093,409	18.37
Share Buybacks	2007	359.8	17,000,000	21.16
Share Buybacks	2008	87.6	5,000,000	17.52
Share Buybacks	2011	700.0	25,674,576	27.26
Synthetic Share Buyback	2012	3,728.3	93,411,216	39.91
Share Buybacks	2012	535.2	13,478,058	39.71
Share Buybacks	2013	300.0	4,614,179	65.02
Share Buybacks	2014	700.0	9,981,375	70.13
Share Buybacks	2015	564.9	6,272,776	90.05
Share Buybacks	2016	400.0	4,763,378	83.97

Total / Average [1]		5,336.6	182,262,890	29.28

1.	Totals and average are excluding the synthetic share buyback executed in 2012 as part of our CCIP.
F. Change in Registrant’s Certifying Accountant
At the AGM held on April 22, 2015, KPMG Accountants N.V. was appointed as the new external audit firm for ASML for the 2016 reporting year. The appointment of KPMG Accountants N.V. was the result of a tender and selection process completed in June 2014 and the recommendation of KPMG Accountants N.V. by the AC.
The change in auditors was made to comply with the Dutch Audit Profession Act, which, as it was enforced in 2015, required the replacement of any external audit firm that performed the statutory audits of ASML for a period of eight consecutive years (effective as of January 1, 2016, this period was extended to ten consecutive years).
During the two years prior to December 31, 2015, (1) Deloitte Accountants B.V. had not issued any reports on the financial statements of ASML or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Deloitte Accountants B.V. qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Deloitte Accountants B.V.’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.
Furthermore, in the two years prior to December 31, 2015, we have not consulted with KPMG Accountants N.V. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of ASML; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

ASML ANNUAL REPORT 2016    54

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

•
ASML does not follow NASDAQ’s requirement to obtain shareholder approval of stock option or purchase plans or other equity compensation arrangements available to officers, directors or employees. It is not required under Dutch law or generally accepted practice for Dutch companies to obtain shareholder approval of equity compensation arrangements available to officers, directors or employees. The AGM adopts the remuneration policy for the BoM, approves equity compensation arrangements for the BoM and approves the remuneration for the SB. The RC evaluates the achievements of individual members of the BoM with respect to the short and long-term quantitative performance, the full SB evaluates the quantitative performance criteria. Equity compensation arrangements for employees are adopted by the BoM within limits approved by the AGM.

H. Mine Safety Disclosure
Not applicable.

ASML ANNUAL REPORT 2016    55

Part III

Item 17 Financial Statements
Not applicable.
Item 18 Financial Statements
In response to this item, we incorporate herein by reference our Financial Statements set out on pages F-2 through F-51 hereto.
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

4.14	Share Swap Agreement between ASML Holding N.V. and Hermes Microvision, Inc., dated June 16, 2016[2]
4.15	Investment Agreement among ASML Holding N.V., Zeiss, Carl Zeiss SMT, Carl Zeiss SMT Holding GmbH & Co. KG and Carl Zeiss SMT Holding Management GmbH, dated November 2, 2016[2]
8.1	List of Main Subsidiaries [2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 [2]
15.1	Consent of Independent Registered Public Accounting Firm[2]
15.2	Consent of Independent Registered Public Accounting Firm[2]
15.3	Letter dated February 7, 2017 from Deloitte Accountants B.V.[2]
101.INS	XBRL Instance Document [2]
101.SCH	XBRL Taxonomy Extension Schema Document [2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]

1.	Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

2.	Filed at the SEC herewith.
ASML is party to five debt instruments under which the total amount of securities under each debt instrument does not exceed 10 percent of the total assets of ASML and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b) (i) of the instructions to the exhibits to Form 20-F, ASML agrees to furnish a copy of such instruments to the SEC upon request.

ASML ANNUAL REPORT 2016    56

ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
ASML Holding N.V. (Registrant)
/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
President, CEO and member of the Board of Management
Dated: February 7, 2017
/s/ Wolfgang U. Nickl
Wolfgang U. Nickl
Executive Vice President, CFO and member of the Board of Management
Dated: February 7, 2017

ASML ANNUAL REPORT 2016    57

ASML ANNUAL REPORT 2016    58

Financial Statements

Index to Financial Statements

F-2	Consolidated Statements of Operations
F-3	Consolidated Statements of Comprehensive Income
F-4	Consolidated Balance Sheets
F-5	Consolidated Statements of Shareholders’ Equity
F-7	Consolidated Statements of Cash Flows
F-9	Notes to the Consolidated Financial Statements
F-50	Report of Independent Registered Public Accounting Firm

ASML ANNUAL REPORT 2016    F-1

Consolidated Statements of Operations

	Year ended December 31	2014	2015	2016
Notes	(in thousands, except per share data)	EUR	EUR	EUR

20	Net system sales	4,242,790	4,237,183	4,571,118
	Net service and field option sales	1,613,487	2,050,192	2,223,634

20	Total net sales	5,856,277	6,287,375	6,794,752
	Cost of system sales	(2,335,512)	(2,212,965)	(2,389,160)
	Cost of service and field option sales	(924,391)	(1,178,666)	(1,361,112)

21	Total cost of sales	(3,259,903)	(3,391,631)	(3,750,272)

	Gross profit	2,596,374	2,895,744	3,044,480
27	Other income	81,006	83,200	93,777
21, 22	Research and development costs	(1,074,035)	(1,068,077)	(1,105,763)
21	Selling, general and administrative costs	(321,110)	(345,732)	(374,760)

	Income from operations	1,282,235	1,565,135	1,657,734
23	Interest and other, net	(8,600)	(16,515)	33,644

	Income before income taxes	1,273,635	1,548,620	1,691,378
19	Provision for income taxes	(76,995)	(161,446)	(219,484)

	Net income	1,196,640	1,387,174	1,471,894

1	Basic net income per ordinary share	2.74	3.22	3.46
1	Diluted net income per ordinary share [1]	2.72	3.21	3.44
	Number of ordinary shares used in computing per share amounts
1	Basic	437,142	430,639	425,598
1	Diluted [1]	439,693	432,644	427,684

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

ASML ANNUAL REPORT 2016    F-2

Consolidated Statements of Comprehensive Income

	Year ended December 31	2014	2015	2016
Notes	(in thousands)	EUR	EUR	EUR

	Net income	1,196,640	1,387,174	1,471,894

	Other comprehensive income:

	Foreign currency translation, net of taxes:
	Gain (loss) on foreign currency translation and effective portion of hedges on net investments	230,388	272,427	120,452
	Financial instruments, net of taxes:
4	Gain (loss) on derivative financial instruments	17,375	9,872	5,990
4	Transfers to net income	6,691	(21,995)	2,410
	Other comprehensive income, net of taxes	254,454	260,304	128,852

	Total comprehensive income, net of taxes	1,451,094	1,647,478	1,600,746
	Attributable to equity holders	1,451,094	1,647,478	1,600,746

ASML ANNUAL REPORT 2016    F-3

Consolidated Balance Sheets

	As of December 31	2015	2016
Notes	(in thousands, except share and per share data)	EUR	EUR

	Assets
5	Cash and cash equivalents	2,458,717	2,906,868
5	Short-term investments	950,000	1,150,000
6	Accounts receivable, net	803,696	700,206
7	Finance receivables, net	280,523	447,384
19	Current tax assets	19,080	11,622
8	Inventories, net	2,573,730	2,780,878
19	Deferred tax assets [1]	133,131	—
9	Other assets	488,824	560,471
	Total current assets	7,707,701	8,557,429

7	Finance receivables, net	124,036	117,232
19	Deferred tax assets [1]	29,012	34,940
9	Other assets	450,882	612,305
10	Goodwill	2,624,552	4,873,894
11	Other intangible assets, net	738,170	1,322,924
12	Property, plant and equipment, net	1,620,678	1,687,237
	Total non-current assets	5,587,330	8,648,532

	Total assets	13,295,031	17,205,961

	Liabilities and shareholders’ equity
	Accounts payable	527,894	593,197
13	Accrued and other liabilities	2,566,593	2,236,012
19	Current tax liabilities	3,654	201,930
14	Current portion of long-term debt	4,211	247,672
	Provisions	2,441	1,785
19	Deferred tax liabilities [1]	2,379	—
	Total current liabilities	3,107,172	3,280,596

14	Long-term debt	1,125,474	3,071,793
19	Deferred and other tax liabilities [1]	256,740	396,837
	Provisions	2,445	20,524
13	Accrued and other liabilities	414,369	615,730
	Total non-current liabilities	1,799,028	4,104,884

	Total liabilities	4,906,200	7,385,480

16, 18	Commitments and contingencies	—	—

	Cumulative Preference Shares; EUR 0.09 nominal value;
	700,000,000 shares authorized at December 31, 2016 and 2015;
	none issued and outstanding per December 31, 2016 and 2015	—	—

	Ordinary Shares B; EUR 0.01 nominal value;
	9,000 shares authorized at December 31, 2016 and 2015
	none issued and outstanding per December 31, 2016 and 2015	—	—

	Ordinary shares; EUR 0.09 nominal value;
	699,999,000 shares authorized at December 31, 2016;
	429,941,232 issued and outstanding at December 31, 2016;
	699,999,000 shares authorized at December 31, 2015;
	427,986,682 issued and outstanding at December 31, 2015;
	Issued and outstanding shares	38,786	39,391
	Share premium	3,070,332	3,693,587
	Treasury shares at cost	(476,922)	(796,173)
	Retained earnings	5,284,315	6,282,504
	Accumulated other comprehensive income	472,320	601,172
25	Total shareholders’ equity	8,388,831	9,820,481

	Total liabilities and shareholders’ equity	13,295,031	17,205,961

1.
As of January 1, 2016, ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy.

ASML ANNUAL REPORT 2016    F-4

Consolidated Statements of Shareholders’ Equity

		Issued and Outstanding Shares
		Number [1]	Amount	Share Premium	Treasury Shares at Cost	Retained Earnings	Accumulated OCI [2]	Total
Notes	(in thousands)		EUR	EUR	EUR	EUR	EUR	EUR

	Balance at January 1, 2014	440,852	40,092	2,912,862	(364,702)	4,376,613	(42,438)	6,922,427

Components of comprehensive income:
	Net income	—	—	—	—	1,196,640	—	1,196,640
	Foreign currency translation and effective portion of hedges on net investments	—	—	—	—	—	230,388	230,388
4	Gain on financial instruments, net of taxes	—	—	—	—	—	24,066	24,066
	Total comprehensive income	—	—	—	—	1,196,640	254,454	1,451,094

	CCIP:
27	Fair value differences [3]	—	—	28,086	—	—	—	28,086

26	Purchase of treasury shares	(9,981)	—	—	(700,000)	—	—	(700,000)
26	Cancellation of treasury shares	—	(852)	—	610,698	(609,846)	—	—
17, 21	Share-based payments	—	—	63,380	—	—	—	63,380
17	Issuance of shares	2,064	186	(6,250)	64,561	(46,904)	—	11,593
25	Dividend paid	—	—	—	—	(267,962)	—	(267,962)
17, 19	Tax benefit from share-based payments	—	—	3,972	—	—	—	3,972
	Balance at December 31, 2014	432,935	39,426	3,002,050	(389,443)	4,648,541	212,016	7,512,590

Components of comprehensive income:
	Net income	—	—	—	—	1,387,174	—	1,387,174
	Foreign currency translation and effective portion of hedges on net investments	—	—	—	—	—	272,427	272,427
4	Loss on financial instruments, net of taxes	—	—	—	—	—	(12,123)	(12,123)
	Total comprehensive income	—	—	—	—	1,387,174	260,304	1,647,478

	CCIP:
27	Fair value differences [3]	—	—	17,888	—	—	—	17,888

26	Purchase of treasury shares	(6,273)	(297)	—	(564,590)	—	—	(564,887)
26	Cancellation of treasury shares	—	(462)	—	389,302	(388,840)	—	—
17, 21	Share-based payments	—	—	59,070	—	—	—	59,070
17	Issuance of shares	1,325	119	(12,336)	87,809	(60,250)	—	15,342
25	Dividend paid	—	—	—	—	(302,310)	—	(302,310)
17, 19	Tax benefit from share-based payments	—	—	3,660	—	—	—	3,660
	Balance at December 31, 2015	427,987	38,786	3,070,332	(476,922)	5,284,315	472,320	8,388,831

Components of comprehensive income:
	Net income	—	—	—	—	1,471,894	—	1,471,894
	Foreign currency translation and effective portion of hedges on net investments	—	—	—	—	—	120,452	120,452
4	Gain on financial instruments, net of taxes	—	—	—	—	—	8,400	8,400
	Total comprehensive income	—	—	—	—	1,471,894	128,852	1,600,746

	CCIP:
27	Fair value differences [3]	—	—	27,927	—	—	—	27,927

26	Purchase of treasury shares	(4,763)	—	—	(400,000)	—	—	(400,000)
26	Cancellation of treasury shares	—	—	—	—	—	—	—
17, 21	Share-based payments[4]	—	—	49,162	—	—	—	49,162
17	Issuance of shares[5]	6,717	605	545,284	80,749	(27,840)	—	598,798
25	Dividend paid	—	—	—	—	(445,865)	—	(445,865)
17, 19	Tax benefit from share-based payments	—	—	882	—	—	—	882
	Balance at December 31, 2016	429,941	39,391	3,693,587	(796,173)	6,282,504	601,172	9,820,481

ASML ANNUAL REPORT 2016    F-5

1.
As of December 31, 2016, the number of issued shares was 439,199,514. This includes the number of issued and outstanding shares of 429,941,232 and the number of treasury shares of 9,258,282. As of December 31, 2015, the number of issued shares was 433,332,573. This includes the number of issued and outstanding shares of 427,986,682 and the number of treasury shares of 5,345,891. As of December 31, 2014, the number of issued shares was 438,073,643. This includes the number of issued and outstanding shares of 432,935,288 and the number of treasury shares of 5,138,355.

2.
As of December 31, 2016, accumulated OCI, net of taxes, consists of EUR 593.1 million relating to foreign currency translation gain (2015: EUR 472.6 million gain; 2014: EUR 200.1 million gain) and EUR 8.1 million relating to unrealized gains on financial instruments (2015: EUR 0.3 million losses; 2014: EUR 11.9 million gains).

3.
In 2016, EUR 27.9 million (2015: EUR 17.9 million; 2014: EUR 28.1 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).

4.	Share-based payments include an amount of EUR 1.5 million in relation to the fair value compensation of unvested equity awards exchanged as part of the acquisition of HMI.

5.	Issuance of shares includes 5,866,001 ordinary shares issued in relation to the acquisition of HMI for a total fair value of EUR 580.6 million.

ASML ANNUAL REPORT 2016    F-6

Consolidated Statements of Cash Flows

	Year ended December 31	2014	2015	2016
Notes	(in thousands)	EUR	EUR	EUR

	Cash Flows from Operating Activities
	Net income	1,196,640	1,387,174	1,471,894
Adjustments to reconcile net income to net cash flows from operating activities:
9, 11, 12, 14	Depreciation and amortization [1]	254,644	296,884	356,928
10, 11, 12	Impairment	10,528	2,287	3,466
12	Loss on disposal of property, plant and equipment [2]	3,502	1,630	5,233
17, 21	Share-based payments	63,380	59,070	47,701
6	Allowance for doubtful receivables	133	3,870	3,161
8	Allowance for obsolete inventory	162,821	211,801	73,035
19	Deferred income taxes	(59,050)	45,349	(580)
	Changes in assets and liabilities:
6	Accounts receivable	(164,850)	243,097	187,427
7	Finance receivables	51,132	(145,278)	(156,140)
8	Inventories [2],[3]	(293,404)	(87,777)	(43,662)
9	Other assets	(112,424)	(146,272)	(152,905)
13	Accrued and other liabilities	36,524	235,446	(273,930)
	Accounts payable	(136,192)	(77,090)	50,917
19	Current income taxes	11,822	(4,611)	93,361
	Net cash provided by operating activities	1,025,206	2,025,580	1,665,906

	Cash Flows from Investing Activities
12	Purchase of property, plant and equipment [3]	(358,280)	(371,770)	(316,338)
11	Purchase of intangible assets	(2,952)	(1,108)	(8,384)
5	Purchase of short-term investments	(504,756)	(950,000)	(2,520,000)
5	Maturity of short-term investments	849,776	334,864	2,320,000
	Cash from (used for) derivative financial instruments	—	(171,899)	(15,034)
	Loans issued and other investments	—	—	(7,427)
2	Acquisition of subsidiaries (net of cash acquired)	—	—	(2,641,295)
	Net cash used in investing activities	(16,212)	(1,159,913)	(3,188,478)

	Cash Flows from Financing Activities
25	Dividend paid	(267,962)	(302,310)	(445,865)
25, 26	Purchase of treasury shares	(700,000)	(564,887)	(400,000)
2	Net proceeds from issuance of shares	39,679	33,230	582,742	[4]
14	Net proceeds from issuance of notes	—	—	2,230,619	[5]
14	Repayment of debt	(4,128)	(3,639)	(4,739)
17, 19	Tax benefit (deficit) from share-based payments	3,972	3,660	882
	Net cash from (used in) financing activities	(928,439)	(833,946)	1,963,639

	Net cash flows	80,555	31,721	441,067
	Effect of changes in exchange rates on cash	8,238	7,509	7,084
	Net increase in cash and cash equivalents	88,793	39,230	448,151
5	Cash and cash equivalents at beginning of the year	2,330,694	2,419,487	2,458,717
5	Cash and cash equivalents at end of the year	2,419,487	2,458,717	2,906,868
	Supplemental Disclosures of Cash Flow Information:
	Interest and other paid	(42,439)	(43,710)	(55,688)
	Income taxes paid	(124,325)	(126,908)	(115,856)

ASML ANNUAL REPORT 2016    F-7

1.
In 2016, depreciation and amortization includes EUR 290.8 million of depreciation of property, plant and equipment (2015: EUR 243.0 million, 2014: EUR 209.5 million), EUR 63.5 million of amortization of intangible assets (2015: EUR 51.2 million, 2014: EUR 43.9 million) and EUR 2.6 million of amortization of underwriting commissions and discount related to the bonds and credit facility (2015: EUR 2.7 million, 2014: EUR 1.2 million).

2.
In 2016, an amount of EUR 22.8 million (2015: EUR 72.7 million, 2014: EUR 30.7 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 12.

3.
In 2016, an amount of EUR 21.6 million (2015: EUR 91.0 million, 2014: EUR 95.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 12.

4.	Net proceeds from issuance of shares includes an amount of EUR 536.6 million which is included in the consideration transfered for the acquisition of HMI. For further details see Note 2.

5.
Net proceeds from issuance of notes relate to the total cash proceeds of EUR 2,230.6 million (net of incurred transaction costs) from the issuance of our EUR 500 million 0.625 percent senior notes due 2022, our EUR 1,000 million 1.375 percent senior notes due 2026 and our EUR 750 million 1.625 percent senior notes due 2027.

ASML ANNUAL REPORT 2016    F-8

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
The accompanying Consolidated Financial Statements have been prepared in conformity with US GAAP. We have reclassified certain prior period amounts to conform to current period presentation.
Use of Estimates
The preparation of our Consolidated Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates. We evaluate our estimates continuously and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our Financial Statements. Our most critical accounting estimates include:

•	Revenue Recognition;

•	Business Combinations;

•	Inventories;

•	Income Taxes;

•	Contingencies and Litigation; and

•	Evaluation of Long-lived Assets for Impairment.
Principles of Consolidation
The Consolidated Financial Statements include the Financial Statements of ASML Holding N.V. and all of its subsidiaries and the VIE of which ASML is the primary beneficiary. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Subsidiaries
Subsidiaries are all entities over which ASML has the control to govern financial and operating policies generally accompanying a shareholding of more than 50 percent of the outstanding voting rights. As from the date that these criteria are met, the financial data of the relevant subsidiaries are included in the consolidation.
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

ASML ANNUAL REPORT 2016    F-9

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
Net Investment Hedge
Foreign currency hedging instruments that are being used to hedge changes in the value of a net investment are designated as net investment hedges. Changes in the fair value of a derivative that is designated and qualifies as a net investment hedge are recorded in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the Consolidated Statements of Operations as interest and other, net. Gains and losses accumulated in other comprehensive income are recognized in the Consolidated Statements of Operations when the foreign operation is (partially) disposed or sold.
Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of 3 months or less at the date of acquisition.

ASML ANNUAL REPORT 2016    F-10

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
Accounts Receivable
Accounts receivable are measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful debts.
Inventories
Inventories are stated at the lower of cost (applying the first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow-moving, obsolete or unsellable inventory.
Allowances for inventory are determined based on the expected demand which is derived from sales forecasts, technical obsolescence as well as the expected market value of the inventory.
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
Other Intangible Assets
Other intangible assets include brands, intellectual property, developed technology, customer relationships, and other intangible assets. Other intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses (for the amount exceeding goodwill). Amortization is calculated using the straight-line method based on the estimated useful lives of the assets. The following table presents the estimated useful lives of our finite-lived other intangible assets:

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

ASML ANNUAL REPORT 2016    F-11

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
Revenue Recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller‘s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Prior to shipment, systems undergo a FAT in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all contractual specifications are met or discrepancies from agreed-upon specifications are waived and customer sign-off is received for acceptance. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. When the remaining obligation is essential to the functionality of the delivered system, all revenue is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
In connection with the introduction of new technology, we initially defer revenue recognition until acceptance of the new technology based system or field option and completion of installation at the customer’s premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely "new" technology occurs infrequently, and in the past 16 years, has occurred on only two occasions: 2000 (TWINSCAN) and 2010 (EUV).

ASML ANNUAL REPORT 2016    F-12

We have no significant repurchase commitments in our general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, we resell those systems to other customers. This repurchase decision is mainly driven by market demand expressed by other customers and less frequently by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2016 and 2015, ASML had no repurchase commitments.
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
For certain contracts and constructive obligations on which a loss is evident, we recognize the anticipated loss to the extent the costs of completing these contracts and constructive obligations exceed the amount of the contract price. When we satisfy these obligations, we utilize the related liability.
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
To determine the selling price in multiple element arrangements, we establish VSOE of the selling price for installation, training services and extended and enhanced (optic) warranty contracts. VSOE for installation is determined based on the costs we have to incur for the installation increased by the average margin that we realize on billable labor and materials consumed in comparable services (such as relocating a system to another customer site). VSOE for extended and enhanced (optic) warranty contracts is determined on the basis of equivalent products we sell on a standalone basis, such as full service contracts and billable lens swaps, and which are subject to normal price negotiations. Revenue from installation and training services is recognized when the services are completed. Revenue from extended and enhanced (optic) warranty contracts is recognized over the term of the contract. When we are unable to establish the selling price using VSOE or TPE, we use BESP. The objective of using best estimated selling price-based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine BESP considering several internal and external factors including, but not limited to, pricing practices, gross margin objectives, market conditions, competitive environment, internal costs and geographies.
For our NXE:3300B and NXE:3350B systems, we are unable to determine VSOE for installation, extended and enhanced (optic) warranty contracts. We determined for NXE:3300B and NXE:3350B systems that BESP is the appropriate reference in the fair value hierarchy for installation, extended and enhanced (optic) warranty contracts. We review selling prices periodically and maintain internal controls over the establishment and updates of these elements.

ASML ANNUAL REPORT 2016    F-13

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

Revenue is recognized at commencement of the lease term of a sales-type lease if the collectability of the minimum lease payments is reasonably predictable an there are no uncertainties surrounding unreimbursable costs. The present value of the lease payments is recognized as a finance receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned interest in the Consolidated Statements of Operations.
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

ASML ANNUAL REPORT 2016    F-14

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

ASML ANNUAL REPORT 2016    F-15

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
The basic and diluted net income per ordinary share has been calculated as follows:

Year ended December 31	2014	2015	2016
(in thousands, except per share data)	EUR	EUR	EUR

Net income	1,196,640	1,387,174	1,471,894

Weighted average number of shares outstanding	437,142	430,639	425,598
Basic net income per ordinary share	2.74	3.22	3.46

Weighted average number of shares outstanding	437,142	430,639	425,598
Plus shares applicable to
Options and conditional shares	2,551	2,005	2,086

Dilutive potential ordinary shares	2,551	2,005	2,086

Diluted weighted average number of shares	439,693	432,644	427,684
Diluted net income per ordinary share[1]	2.72	3.21	3.44

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
OCI refers to gains and losses that are not included in net income (loss), but recorded directly in shareholders’ equity. For the years ended December 31, 2016, 2015 and 2014 comprehensive income consists of net income, unrealized gains and losses on financial instruments, being derivative financial instruments designated for cash flow hedge accounting, net of taxes, and unrealized gains and losses on foreign currency translation and effective portion of hedges on net investments, net of taxes.
New US GAAP Accounting Pronouncements
For the below mentioned ASUs, issued in 2016 and up to the date of this report, the impact on our Financial Statements needs to be assessed:
In March 2014, FASB issued ASU No. 2014-9 "Revenue From Contracts With Customers". In August 2015, the FASB amended ASU No. 2014-9  to defer the effective date by one year to annual reporting periods beginning after December 15, 2017 (ASU 2015-14 "Revenue From Contracts With Customers (Topic 606): Deferral of the Effective Date" ). In March 2016, the FASB released ASU No. 2016-08 "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10 "Revenue from Contracts with Customers (Topic 606)" which clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. In

ASML ANNUAL REPORT 2016    F-16

May 2016 ASU No. 2016-12 "Revenue from Contracts with Customers (Topic 606) - Narrow-Scope Improvements and Practical Expedients"  was issued by the FASB which affects entities with transactions included within the scope of Topic 606. The scope of that Topic includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration.

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
The new standard is effective  for interim and annual periods beginning after December 15, 2017 and allows for either full retrospective adoption or modified retrospective adoption. We have selected full retrospective adoption and will therefore restate all years presented in our Consolidated Financial Statements upon adoption.
We are currently assessing the impact of adopting ASC 606 on our Consolidated Financial Statements, by assessing all contracts that have an impact on net system sales and net service and field option sales over 2016. As our assessment of all contracts is not yet finalized we cannot quantify or identify all:

•	The impact on our net system sales and net service and field option sales over 2016;

•	Deviations from our current revenue recognition accounting policies; and

•	The potential impact of other significant matters.
In February 2016, FASB issued ASU No. 2016-2 " Leases (Topic 842)". The objective of this topic is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements by lessees. The new Standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and supersede the leases requirements in Topic 840, Leases. Early application is permitted for all entities as of the beginning of an interim or annual reporting period. We are currently in the process of determining the impact of implementing this Standard on our Consolidated Financial Statements.
ASU No. 2016-13 "Financial Instruments - Credit Losses (Topic 326)" was issued by the FASB in June 2016 and will provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The Update is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently in the process of determining the impact of implementing this Standard on our Consolidated Financial Statements.
In October 2016, ASU No. 2016-16 "Income Taxes (Topic 740) Intra-Entity Transfers of Assets Other Than Inventory" was issued by the FASB. The purpose of this Update is to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This change in accounting will be adjusted based on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The material impact of implementing this standard on our Consolidated Financial Statements mainly relates to a so-called bi-lateral advanced pricing agreement between the US and Dutch tax authorities on a inter group transfer of intellectual property rights.
2. Business Combinations
On November 22, 2016, we concluded the acquisition of HMI and obtained control through acquiring 100 percent of the issued share capital of HMI, for a total consideration of EUR 3.0 billion. There were no contingent consideration arrangements. The total consideration was allocated to other intangible assets of EUR 606.6 million, other net assets of EUR 259.2 million and goodwill of EUR 2,115.1 million.
Prior to the acquisition, HMI was the world’s leading provider of e-beam inspection tools and solutions for defect control and yield management in the advanced semiconductor manufacturing process for R&D and high volume production. HMI is headquartered in Hsinchu, Taiwan, where the business operations are primarily carried out, next to R&D and technical support. Other sites where HMI is located are in Tainan, Taiwan (R&D and manufacturing), Beijing, China (R&D and manufacturing), San Jose, US (R&D and technical support), Kyungki-do, South-Korea (sales and technical support) and Tokyo, Japan (sales and technical support).
With the acquisition of HMI, we will enter into two new markets, being wafer inspection as well as mask inspection for EUV lithography. In addition, we will expand our efforts in the process control market. The combination of ASML and HMI will allow us to further enhance our product offering at an accelerated pace. The metrology technologies are complementary (in short, HMI provides hardware and ASML’s computational lithography division ASML Brion provides software) and when combined, they will offer the chance to significantly improve process control, and hence yields, for customers. As such, the acquisition further enables us to provide Holistic Lithography and process control.

ASML ANNUAL REPORT 2016    F-17

The following table summarizes the major classes of consideration transferred, and the recognized amounts of the fair value of the identifiable assets distributed and the fair value of the liabilities incurred or assumed at the acquisition date. The amounts recorded for the acquisition as disclosed below are provisional. The measurement period remains open as we may further revise our preliminary purchase price allocation during the remainder of the measurement period when we obtain additional information, which might impact the fair value of assets and liabilities. Under ASC 805, adjustments to provisional fair values and goodwill may be made in the period subsequent to the business combination. The period during which such an adjustment is permitted is limited to 12 months from the date of acquisition.

November 22, 2016
(in thousands)	EUR[1]

Cash and cash equivalents	294,216
Accounts receivable, net	57,899
Current tax assets	146
Inventories, net	111,650
Deferred tax assets	2,000
Other assets, current and non-current	3,209
Other intangible assets, net	606,635
Property, plant and equipment, net	52,068

Assets acquired	1,127,823

Accounts payable	3,741
Current tax liabilities	1,713
Accrued and other liabilities, current and non-current	54,154
Deferred and other tax liabilities	202,390

Liabilities assumed	261,998

Total net identifiable assets	865,825

Consideration for the transaction on November 22, 2016[2]	2,935,511
Fair value of shares[3]	43,983
Fair value of unvested equity awards to be exchanged	1,461
Total consideration transferred	2,980,955

Goodwill on acquisition	2,115,130

1.	Amounts were converted into euro at the rate of TWD/EUR 33.965.

2.
The consideration for the transaction includes an amount of EUR 536.6 million which has been reinvested in ASML through ASML ordinary shares bought by HEC and certain HMI officers (certain HMI shareholders) leaving a net consideration paid in cash of EUR 2,398.9 million.

3.
As part of the consideration transferred, certain HMI shareholders agreed to purchase 5,866,001 ASML ordinary shares for a price of TWD 3,106 (EUR 91.48) per share. These shares were valued at EUR 98.98 being the opening price on Euronext at November 22, 2016. The difference (EUR 44.0 million) between EUR 536.6 million and the fair value of the shares (EUR 580.6 million) at November 22, 2016 is included as purchase consideration.

The majority of the goodwill arising on the acquisition of HMI is attributable to buyer specific synergies, net sales and profits assigned to future multi-beam technology, net sales and profits assigned to next generation single-beam technology and HMI workforce. Synergies relate to the unique combination of HMI's inspection tools and our defect prediction/PFC software.
All goodwill has been allocated to the RU ASML. None of the goodwill recognized is expected to be deductible for income tax purposes.
In the period between the date of acquisition and December 31, 2016 HMI contributed EUR 25.7 million to net sales and a loss of EUR 5.4 million to net income (including a charge of EUR 13.7 million related to the purchase price allocation adjustments).
In 2016, we incurred EUR 18.7 million transaction costs relating to the acquisition of HMI. These costs are included in SG&A.
The following unaudited pro forma summary presents estimated consolidated information of ASML as if the HMI acquisition has occurred on January 1, 2015. These amounts have been calculated after applying our accounting policies and adjusting the results of HMI to reflect the charges and benefits assuming the fair value adjustments had been applied from January 1, 2015 with the consequential tax effects.

ASML ANNUAL REPORT 2016    F-18

	Unaudited		Unaudited
Pro Forma Year ended December 31	2015		2016
(in millions)	EUR		EUR

Total net sales	6,478		6,919
Net income	1,351	[1]	1,504	[2]

1.
Pro forma net income was adjusted to include EUR 47 million of non-recurring costs related to the fair value adjustments to acquisition date inventory and includes EUR 29 million of acquisition related costs incurred in 2016.

2.
Pro forma net income was adjusted to exclude EUR 9 million of non-recurring costs related to the fair value adjustments to acquisition date inventory and excludes EUR 29 million of acquisition related costs incurred in 2016.

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
Our short-term investments consist of deposits with an original maturity beyond three months with financial institutions that have good credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
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

ASML ANNUAL REPORT 2016    F-19

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2016	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR

Assets measured at fair value
Derivative financial instruments [1]	—	134,059	—	134,059
Money market funds [2]	2,151,969	—	—	2,151,969
Short-term investments [3]	—	1,150,000	—	1,150,000
Total	2,151,969	1,284,059	—	3,436,028

Liabilities measured at fair value
Derivative financial instruments [1]	—	113,900	—	113,900

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,386,213	—	—	3,386,213

1.	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 4.

2.	Money market funds are part of our cash and cash equivalents. See Note 5.

3.	Short-term investments consist of deposits with an original maturity longer than three months. See note 5.

4.	Long-term debt relates to Eurobonds. See Note 14.

As of December 31, 2015	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR

Assets measured at fair value
Derivative financial instruments [1]	—	133,803	—	133,803
Money market funds [2]	659,295	—	—	659,295
Short-term investments [3]	—	950,000	—	950,000
Total	659,295	1,083,803	—	1,743,098

Liabilities measured at fair value
Derivative financial instruments [1]	—	20,860	—	20,860

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	1,100,849	—	—	1,100,849

1.	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 4.

2.	Money market funds are part of our cash and cash equivalents. See Note 5.

3.	Short-term investments consist of deposits with an original maturity longer than three months. See note 5.

4.	Long-term debt relates to Eurobonds. See Note 14.
There were no transfers between levels during the years ended December 31, 2016 and December 31, 2015.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
In 2016, we had no significant fair value measurements on a non-recurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during 2016. See Notes 10 and 11 for more information. For fair value measurements in relation to the acquisition of HMI, we refer to Note 2.
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

ASML ANNUAL REPORT 2016    F-20

As of December 31, 2016, accumulated OCI includes EUR 10.4 million (2015: gain EUR 2.0 million and 2014: gain EUR 16.3 million) (net of taxes: 2016: EUR 9.3 million; 2015: EUR 1.8 million; 2014: EUR 14.5 million) representing the total anticipated gain to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted purchase transactions. All amounts are expected to be released over the next 12 months. As of December 31, 2016, accumulated OCI includes EUR 0.2 million (2015 and 2014: no amount), representing the total anticipated gain to be released to sales. The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2014, 2015 and 2016, no ineffective hedge relationships were recognized.
As of December 31, 2016 an amount of EUR 2.8 million gain (2015: EUR 0.7 million loss) was recognized in accumulated OCI representing the effective portion of hedges on net investments.
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
As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobonds due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2016, these hedges were highly effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobonds were included in the Consolidated Statements of Operations in the same period as the changes in the fair value of the interest rate swaps.
Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2016, these hedges were highly effective in hedging the cash flow exposure to interest rate movements.
Financial Instruments
We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

As of December 31	2015		2016
(in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts	898,227	(2,675)	1,311,599	(63,517)
Interest rate swaps	1,013,053	115,618	3,263,053	83,676

The following table summarizes our derivative financial instruments per category:

As of December 31	2015		2016
(in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps — cash flow hedges	—	2,716	—	1,703
Interest rate swaps — fair value hedges	118,334	—	120,025	34,646
Forward foreign exchange contracts — cash flow hedges	2,932	1,288	10,746	359
Forward foreign exchange contracts — net investment hedge	—	738	2,831	—
Forward foreign exchange contracts — no hedge accounting	12,537	16,118	457	77,192
Total	133,803	20,860	134,059	113,900

Less non-current portion:
Interest rate swaps — cash flow hedges	—	1,878	—	567
Interest rate swaps — fair value hedges	81,777	—	89,516	37,496
Total non-current portion	81,777	1,878	89,516	38,063

Total current portion	52,026	18,982	44,543	75,837

ASML ANNUAL REPORT 2016    F-21

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
Foreign Exchange Contracts
The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies US dollar, Japanese yen and Taiwanese dollar at December 31, 2016 are USD 965.0 million, JPY 1.5 billion and TWD 14.6 billion (2015: USD 517.5 million, JPY 34.7 billion and TWD 4.3 billion).
The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in OCI on forward foreign exchange contracts as of December 31, 2016 will be recognized in the Consolidated Statements of Operations in the period during which the hedged forecasted transactions affect the Consolidated Statements of Operations.
In 2016, we recognized a net amount of EUR 2.4 million loss (2015: EUR 22.0 million gain; 2014: EUR 6.7 million loss) in the Consolidated Statements of Operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of EUR 81.2 million loss in the Consolidated Statements of Operations resulting from derivative financial instruments measured at fair value through profit or loss (2015: EUR 129.9 million loss; 2014: EUR 119.3 million loss), which is almost fully offset by the revaluation of the hedged monetary items.
Interest Rate Swaps
The notional principal amount of the outstanding interest rate swap contracts as of December 31, 2016 was EUR 3,263.1 million (2015: EUR 1,013.1 million).
Credit Risk Management
Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.
Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets. We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and in money market funds that invest in highly-rated short-term debt securities of financial institutions and governments. To mitigate the risk that our counterparties in hedging transactions are unable to meet their obligations, we enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor their creditworthiness. Concentration risk is mitigated by limiting the exposure to each of the individual counterparties.
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
Capital Risk Management
We manage our capital availability risk by maintaining a conservative financial policy that focuses on liquidity and financial stability throughout industry cycles. This is pursued by maintaining a capital structure that supports a solid investment grade credit rating.
5. Cash and Cash Equivalents and Short-term Investments
Cash and cash equivalents at December 31, 2016 include deposits with financial institutions that have good credit ratings of EUR 100.0 million (2015: EUR 1,423.0 million), investments in money market funds that invest in debt securities of financial institutions that have good credit ratings and governments of EUR 2,152.0 million (2015: EUR 659.3 million) and interest-bearing bank accounts of EUR 654.9 million (2015: EUR 376.4 million). Our cash and cash equivalents are predominantly denominated in euros and partly in US dollars and Taiwanese dollars.
Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. Except for an amount of EUR 5.4 million (2015: EUR 5.3 million), no restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.
Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.

ASML ANNUAL REPORT 2016    F-22

Short-term investments consist of the following:

As of December 31, 2016
(in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Deposits	1,150,000	—	—	1,150,000
Total	1,150,000	—	—	1,150,000

As of December 31, 2015
(in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Deposits	950,000	—	—	950,000
Total	950,000	—	—	950,000
6. Accounts Receivable
Accounts receivable consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Accounts receivable, gross	809,299	702,368
Allowance for doubtful receivables	(5,603)	(2,162)
Accounts receivable, net	803,696	700,206
The decrease in accounts receivable as of December 31, 2016 compared to December 31, 2015 was mainly caused by relatively high payments received from customers prior to year-end 2016.
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
Movements of the allowance for doubtful receivables are as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Balance at beginning of year	(2,070)	(5,603)
Addition for the year [1]	(3,870)	(3,161)
Effect of changes in exchange rates	(131)	(3)
Utilization of the provision	468	6,605
Balance at end of year	(5,603)	(2,162)

1.	The addition for the year is recorded in cost of sales.
7. Finance Receivables
Finance receivables consist of receivables in relation to sales-type leases and non-current accounts receivable. The following table lists the components of the finance receivables as of December 31, 2016 and 2015:

As of December 31	2015	2016
(in thousands)	EUR	EUR
Finance receivables, gross	411,654	569,723
Unearned interest	(7,095)	(5,107)
Finance receivables, net	404,559	564,616
Current portion of finance receivables, gross	285,966	450,688
Current portion of unearned interest	(5,443)	(3,304)
Non-current portion of finance receivables, net	124,036	117,232

ASML ANNUAL REPORT 2016    F-23

The increase in finance receivables as of December 31, 2016 compared to December 31, 2015 was caused by an increased number and more high-end sales-type leases compared to prior year and an increase in non-current accounts receivable. At December 31, 2016, finance receivables due for payment in each of the next 5 years and thereafter are as follows:

(in thousands)	EUR

2017	450,688
2018	111,582
2019	—
2020	7,453
2021	—
Thereafter	—
Finance receivables, gross	569,723
We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In 2016, 2015 and 2014 we did not record any expected credit losses from finance receivables. As of December 31, 2016, the finance receivables were neither past due nor impaired.
8. Inventories
Inventories consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Raw materials	588,277	674,733
Work-in-process	1,370,934	1,415,452
Finished products	1,029,535	1,073,404

Inventories, gross	2,988,746	3,163,589
Allowance for obsolescence and/or lower market value	(415,016)	(382,711)
Inventories, net	2,573,730	2,780,878
The increase in inventory in 2016 compared to 2015 is mainly caused by the acquisition of HMI.
A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Balance at beginning of year	(311,382)	(415,016)
Addition for the year	(211,801)	(73,035)
Effect of changes in exchange rates	(10,451)	(5,300)
Utilization of the provision	118,618	110,640
Balance at end of year	(415,016)	(382,711)
In 2016, the addition for the year is recorded in cost of sales EUR 69.2 million and in R&D costs EUR 3.8 million (2015: cost of sales EUR 206.7 million and R&D costs EUR 5.1 million, 2014: cost of sales EUR 146.3 million and R&D costs EUR 16.5 million). The 2016 addition for the year mainly relates to inventory items which became obsolete due to technological developments and design changes.
Utilization of the provision mainly relates to the scrapping of obsolete inventories.

ASML ANNUAL REPORT 2016    F-24

9. Other Assets
Other current assets consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Advance payments to Carl Zeiss SMT	75,059	71,908
Prepaid expenses	186,709	192,024
Operations to be invoiced	79,803	101,292
Derivative financial instruments	52,026	44,543
VAT	61,332	61,565
Other assets	33,895	89,139
Other current assets	488,824	560,471
Carl Zeiss SMT is our single supplier of main optical systems (lenses, mirrors, illuminators, collectors and other critical optical components) and, from time to time, receives non-interest bearing advance payments from us that support Carl Zeiss SMT's work-in-process, thereby securing lens and optical module deliveries to us. Amounts owed under these advance payments are settled through future lens or EUV optical component deliveries.
Prepaid expenses mainly include prepaid income taxes on intercompany profit not realized by the ASML group of EUR 74.3 million as of December 31, 2016 (2015: EUR 61.3 million).
Derivative financial instruments consist of forward foreign exchange contracts and the current part of the aggregate fair value of interest rate swaps, which decreased in value as a result of reduced time-to-maturity, see Note 4.
Other assets mainly increased as a result of an increase in the subsidies receivable from EUR 7.3 million as of December 31, 2015 to EUR 34.4 million as of December 31, 2016.
Other non-current assets consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Advance payments to Carl Zeiss SMT	305,642	305,714
Derivative financial instruments	81,777	89,516
Compensation plan assets [1]	31,393	38,031
Prepaid expenses	6,876	151,397
Subordinated loan granted to lessor in respect of Veldhoven headquarters [2]	5,445	5,445
Other assets	19,749	22,202
Other non-current assets	450,882	612,305

1.	For further details on compensation plan assets see Note 17.

2.	For further details on the loan granted to lessor in respect of Veldhoven headquarters see Note 12.
Derivative financial instruments consist of the non-current part of the fair value of interest rate swaps, which increased in value as a result of a decrease in market interest rates, see Note 4.
Prepaid expenses mainly include prepaid income taxes on intercompany profit not realized by the ASML group of EUR 144.1 million as of December 31, 2016 (2015: EUR 0.0 million). The increase in prepaid income taxes in 2016 is mainly explained by a so-called bi-lateral advance pricing agreement between the US and Dutch tax authorities on an inter group transfer of intellectual property rights.
10. Goodwill
Changes in goodwill are summarized as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Cost
Balance at beginning of year	2,357,536	2,624,552
Acquisition through business combinations	—	2,115,130
Effect of changes in exchange rates	267,016	134,212
Balance at end of year	2,624,552	4,873,894

ASML ANNUAL REPORT 2016    F-25

For more information with respect to business combinations, see Note 2.
Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.
Goodwill mainly results from the acquisitions of Cymer and HMI. Within ASML we have identified two RUs, which are RU ASML and RU CLS.
As of December 31, 2016 the goodwill allocated to RU ASML amounts to EUR 4,348.0 million (2015: EUR 2,124.4 million) and for RU CLS this amounts to EUR 525.9 million (2015: EUR 500.2 million).
For 2016 and 2015, the fair value calculations of the RUs were performed by discounting the future cash flows generated from the continuing use of the RUs. Cash flows beyond the forecasted period of five years have been extrapolated using a 0 percent growth rate.
The pre-tax WACC used to determine the expected discounted future cash flows is 10.2 percent for RU ASML and 12.4 percent for RU CLS.
Based on the recoverability testing during the annual goodwill impairment test, we believe that the fair values of the RUs significantly exceed their carrying amounts, and therefore goodwill was not impaired as of December 31, 2016.
11. Other Intangible Assets
As of December 31, 2016 other intangible assets consist of finite-lived other intangible assets. Brands, developed technology, customer relationships and other were mainly obtained from the acquisitions of HMI (2016), Cymer (2013) and Brion (2007).
Finite-lived other intangible assets consist of the following:

(in thousands)	Brands EUR	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	Other EUR	Total EUR
Cost
Balance at January 1, 2015	14,175	61,860	505,676	182,703	2,231	766,645
Additions	—	1,108	—	—	—	1,108
Effect of changes in exchange rates	1,610	—	51,853	19,755	—	73,218
Balance at December 31, 2015	15,785	62,968	557,529	202,458	2,231	840,971
Acquisitions through business combinations	23,601	—	541,663	40,798	573	606,635
Additions	—	250	—	—	14,646	14,896
Transfer from indefinite-lived other intangible assets	—	—	139,426	—	—	139,426
Disposals	—	(1,866)	—	—	—	(1,866)
Effect of changes in exchange rates	809	—	26,063	9,929	4	36,805
Balance at December 31, 2016	40,195	61,352	1,264,681	253,185	17,454	1,636,867

Accumulated amortization
Balance at January 1, 2015	1,125	52,812	102,081	23,983	2,231	182,232
Amortization	774	3,145	36,465	10,790	—	51,174
Effect of changes in exchange rates	143	—	6,723	1,955	—	8,821
Balance at December 31, 2015	2,042	55,957	145,269	36,728	2,231	242,227
Amortization	978	3,124	46,709	11,164	1,539	63,514
Disposals	—	(1,226)	—	—	—	(1,226)
Effect of changes in exchange rates	153	—	7,184	2,090	1	9,428
Balance at December 31, 2016	3,173	57,855	199,162	49,982	3,771	313,943

Carrying amount
December 31, 2015	13,743	7,011	412,260	165,730	—	598,744
December 31, 2016	37,022	3,497	1,065,519	203,203	13,683	1,322,924
The weighted-average amortization period for the total finite-lived other intangible assets acquired, as a result of the acquisition of HMI, is 15.1 years.

ASML ANNUAL REPORT 2016    F-26

The weighted-average amortization period for the finite lived other intangible assets acquired, as a result of the acquisition of HMI, by major intangible asset class is as follows:

(in years)	Brands	Developed technology	Customer relationships

Weighted-average amortization period	20.0	15.0	15.0

Acquired finite-lived other intangible assets are amortized on a straight-line basis not taking into account any residual value.
For more information with respect to business combinations, see Note 2.
As of September 1, 2016, we commenced amortization of our in-process R&D relating to the Cymer acquisition in 2013 and transferred the full amount to developed technology. We determined the amortization period to be 12 years.
During 2016, we recorded amortization charges of EUR 63.5 million (2015: EUR 51.2 million; 2014: EUR 43.9 million) which were recorded in cost of sales for EUR 59.5 million (2015: EUR 49.1 million; 2014: EUR 41.9 million), in R&D costs for EUR 2.5 million (2015: EUR 2.1 million and 2014: EUR 2.0 million) and in SG&A costs for EUR 1.5 million (2015: EUR 0.0 million and 2014: EUR 0.0 million).
Indefinite-lived other intangible assets consist of the following:

(in thousands)	In-process R&D EUR

Carrying amount as of January 1, 2015	139,426
Additions	—
Carrying amount as of December 31, 2015	139,426
Additions	—
Transfer to finite-lived other intangible assets	(139,426)
Carrying amount as of December 31, 2016	—
As of December 31, 2016, there are no indefinite-lived other intangible assets (2015: EUR 139.4 million, which were allocated to RU ASML).
During 2016, 2015 and 2014, we did not record any impairment charges for other intangible assets.
As of December 31, 2016, the estimated amortization expenses for other intangible assets, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2017	108,015
2018	106,827
2019	106,343
2020	105,706
2021	104,752
Thereafter	791,281
Amortization expenses	1,322,924

ASML ANNUAL REPORT 2016    F-27

12. Property, Plant and Equipment
Property, plant and equipment consist of the following:

(in thousands)	Land and buildings EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR
Cost
Balance at January 1, 2015	1,269,488	799,709	231,810	303,090	2,604,097
Additions	154,505	246,332	12,438	46,352	459,627
Disposals	(1,346)	(117,250)	(451)	(3,920)	(122,967)
Effect of changes in exchange rates	27,438	35,153	1,748	2,962	67,301
Balance at December 31, 2015	1,450,085	963,944	245,545	348,484	3,008,058
Acquisitions through business combinations	23,851	26,041	1,263	913	52,068
Additions	75,283	203,801	6,745	30,356	316,185
Disposals	(3,226)	(82,268)	(906)	(26,551)	(112,951)
Effect of changes in exchange rates	10,537	21,617	1,556	5,808	39,518
Balance at December 31, 2016	1,556,530	1,133,135	254,203	359,010	3,302,878

Accumulated depreciation and impairment
Balance at January 1, 2015	296,099	426,832	192,243	241,400	1,156,574
Depreciation	75,918	123,269	16,078	27,784	243,049
Impairment charges	—	2,287	—	—	2,287
Disposals	(115)	(44,189)	(439)	(3,902)	(48,645)
Effect of changes in exchange rates	10,459	21,202	605	1,849	34,115
Balance at December 31, 2015	382,361	529,401	208,487	267,131	1,387,380
Depreciation	88,427	155,660	15,685	31,041	290,813
Impairment charges	1,712	655	169	930	3,466
Disposals	(2,482)	(55,630)	(307)	(26,492)	(84,911)
Effect of changes in exchange rates	4,547	12,783	738	825	18,893
Balance at December 31, 2016	474,565	642,869	224,772	273,435	1,615,641

Carrying amount
December 31, 2015	1,067,724	434,543	37,058	81,353	1,620,678
December 31, 2016	1,081,965	490,266	29,431	85,575	1,687,237
Property, plant and equipment include amounts recorded as a result of the acquisition of HMI. For more information with respect to business combinations, see Note 2.
As of December 31, 2016, the carrying amount includes assets under construction for land and buildings of EUR 32.7 million (2015: EUR 64.7 million), machinery and equipment of EUR 30.0 million (2015: EUR 47.3 million), leasehold improvements of EUR 1.7 million (2015: EUR 7.8 million) and furniture, fixtures and other equipment of EUR 6.2 million (2015: EUR 14.9 million).
As of December 31, 2016, the carrying amount of land amounts to EUR 96.3 million (2015: EUR 88.0 million).
As of December 31, 2016, the carrying amount of machinery and equipment includes an amount of EUR 17.0 million with respect to evaluation and operating lease systems (2015: EUR 23.5 million).
The majority of the additions in 2016 in property, plant and equipment relates to operating leases to customers, prototypes, evaluation and training systems and the expansion and upgrades of facilities.
The majority of additions in 2016 in machinery and equipment relates to operating leases to customers, prototypes, evaluation and training systems which are similar to those that ASML sells in its ordinary course of business. These systems are capitalized under property, plant and equipment because these are held for own use, for operating lease and for evaluation purposes. These are recorded at cost and depreciated over their expected useful life taking into consideration their residual value. From the time that these assets are no longer held for own use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at their carrying value.
An amount of EUR 21.6 million (2015: EUR 91.0 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows.

ASML ANNUAL REPORT 2016    F-28

An amount of EUR 22.8 million (2015: EUR 72.7 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor). Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statements of Cash Flows.
During 2016, we recorded depreciation charges of EUR 290.8 million (2015: EUR 243.0 million; 2014: EUR 209.5 million) of which we recorded EUR 187.9 million (2015: EUR 191.7 million; 2014: EUR 153.9 million) in cost of sales, EUR 76.8 million (2015: EUR 19.7 million; 2014: EUR 36.3 million) in R&D costs and EUR 26.1 million (2015: EUR 31.6 million; 2014: EUR 19.3 million) in SG&A costs.
Variable Interest Entity
The carrying amount of land and buildings includes an amount of EUR 26.6 million (2015: EUR 28.1 million) relating to our headquarters in Veldhoven, the Netherlands, which is ultimately owned by Koppelenweg I B.V., a "VIE".
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
13. Accrued and Other Liabilities
Accrued and other liabilities consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Deferred revenue	1,737,391	1,703,049
Costs to be paid	224,597	197,549
Down payments from customers	606,804	363,237
Personnel related items	341,554	401,790
Derivative financial instruments	20,860	113,900
Standard warranty reserve	18,803	36,463
Other	30,953	35,754
Accrued and other liabilities	2,980,962	2,851,742
Less: non-current portion of accrued and other liabilities [1,2]	414,369	615,730
Current portion of accrued and other liabilities	2,566,593	2,236,012

1.
As of December 31, 2015 the main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferred revenue with respect to services.

2.
As of December 31, 2016 the main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferred revenue for pending services and EUV systems and upgrades.

The decrease in accrued and other liabilities mainly relates to a decrease in down payments from customers which is partly offset by an increase in derivative financial instruments.

ASML ANNUAL REPORT 2016    F-29

Deferred revenue as of December 31, 2016 mainly consists of deferred revenue for system shipments and credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 1,349.8 million (2015: EUR 1,402.6 million) and extended and enhanced (optic) warranty contracts amounting to EUR 312.1 million (2015: EUR 303.3 million). Both include deferred revenue with respect to our EUV systems, NXE:3300B and NXE:3350B.
Costs to be paid as of December 31, 2016 include anticipated losses on constructive obligations to upgrade EUV sources in the field of EUR 88.8 million (2015: EUR 92.7 million). In addition, costs to be paid include accrued costs for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.
Down payments from customers relate to amounts received from customers for systems that will be shipped in future periods. The decrease compared to 2015 is mainly due to EUV-related down payments which were recognized in net system sales in 2016.
Personnel related items mainly consist of accrued profit sharing, accrued management bonuses, accrued vacation days, accrued pension premiums, accrued wage tax and accrued vacation allowance. The increase in accrued personnel related items as of December 31, 2016 compared to December 31, 2015 is mainly the result of the increase in our number of FTEs.
Derivative financial instruments consist of the fair value of foreign currency contracts and the aggregate fair value of interest rate swaps which includes accrued interest that increased in value as a result of newly entered hedges for the eurobonds issued July 2016 and November 2016 and the strengthening of the US dollar, see Note 4.
Changes in standard warranty reserve for the years 2016 and 2015 are as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Balance at beginning of year	41,508	18,803
Acquisitions through business combinations	—	1,717
Additions for the year	23,067	51,148
Utilization of the reserve	(37,006)	(32,539)
Release of the reserve	(11,837)	(4,218)
Effect of exchange rates	3,071	1,552
Balance at end of year	18,803	36,463
The increase in the standard warranty reserve is mainly explained by more high-end technology systems (including 4 EUV systems as of December 31, 2016, where there was 1 EUV system included as of December 31, 2015) in their standard warranty period. For more information with respect to business combinations, see Note 2.
14. Long-term Debt
Long-term debt consists of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

EUR 600 million 5.75 percent senior notes due 2017, carrying amount	254,339	243,292
EUR 500 million 0.625 percent senior notes due 2022, carrying amount	—	489,497
EUR 750 million 3.375 percent senior notes due 2023, carrying amount	828,876	842,284
EUR 1,000 million 1.375 percent senior notes due 2026, carrying amount	—	956,326
EUR 750 million 1.625 percent senior notes due 2027, carrying amount	—	746,239
Loan headquarter building[1]	28,078	26,648
Other	18,392	15,179
Long-term debt	1,129,685	3,319,465
Less: current portion of long-term debt	4,211	247,672
Non-current portion of long-term debt	1,125,474	3,071,793

1.	This loan relates to our VIE, see Note 12.

ASML ANNUAL REPORT 2016    F-30

Our obligations to make principal repayments under our Eurobonds and other borrowing arrangements excluding interest expense as of December 31, 2016, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2017	242,360
2018	27,997
2019	1,762
2020	1,762
2021	1,762
Thereafter	3,002,180
Long-term debt	3,277,823
Less: current portion of long-term debt	242,360
Non-current portion of long-term debt	3,035,463
Eurobonds
The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

As of December 31	2015	2016
(in thousands)	EUR	EUR
Amortized cost amount	979,620	3,212,524
Fair value interest rate swaps [1]	103,595	65,114
Carrying amount	1,083,215	3,277,638

1.	The fair value of the interest rate swaps excludes accrued interest.
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
In July 2016, we completed an offering of our EUR 500 million 0.625 percent senior notes due 2022, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2022.
In July 2016, we completed an offering of our EUR 1,000 million 1.375 percent senior notes due 2026, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2026.
In November 2016, we completed an offering of our EUR 750 million 1.625 percent senior notes due 2027, with interest payable annually on May 28. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on May 28, 2027.
The Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Balance Sheets under derivative financial instruments (within other current assets, other non-current assets, current accrued and other liabilities and non-current accrued and or liabilities) and the carrying amount of the Eurobonds is adjusted for these fair value changes only. Following the repurchase of part of our EUR 600 million 5.75 percent senior notes due 2017, the corresponding part of the interest rate swaps was simultaneously terminated in 2013.

ASML ANNUAL REPORT 2016    F-31

The following table summarizes the estimated fair value of our Eurobonds:

As of December 31	2015	2016
(in thousands)	EUR	EUR
Principal amount	988,153	3,238,153
Carrying amount	1,083,215	3,277,638
Fair value [1]	1,100,849	3,386,213

1.	Source: Bloomberg Finance LP.
The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2016. Due to changes in market interest rates and credit spreads since the issue of our Eurobonds which carry a fixed coupon interest rate, the fair value deviates from the principal amount.
15. Lines of Credit
Our available credit facilities amount to EUR 700.0 million as of December 31, 2016 and as of December 31, 2015. No amounts were outstanding under these credit facilities at the end of 2016 and 2015. The amounts available at December 31, 2016 and 2015 consisted of one EUR 700.0 million committed revolving credit facility with a group of banks. In 2015, the terms and conditions of the facility were amended by, among other things, removing the financial covenant and by extending the maturity until 2020. In 2016, we exercised our extension option, extending the maturity date to 2021. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our credit rating.
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
Our contractual obligations as of December 31, 2016 can be summarized as follows:

Payments due by period	Total	1 year	2 year	3 year	4 year	5 year	After 5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Long-Term Debt Obligations, including interest expense [1]	3,757,498	306,215	83,752	56,718	56,762	56,246	3,197,805
Operating Lease Obligations	103,568	35,486	23,613	18,616	13,577	7,050	5,226
Purchase Obligations	2,202,595	1,923,647	233,021	9,481	7,901	7,417	21,128
Zeiss High-NA Funding Commitment	748,000	129,000	219,500	179,500	113,000	69,000	38,000
Total Contractual Obligations [2]	6,811,661	2,394,348	559,886	264,315	191,240	139,713	3,262,159

1.	See Note 14 to our Financial Statements for the amounts excluding interest expense.

2.	We have excluded unrecognized tax benefits for an amount of EUR 136.4 million as the amounts that will be settled in cash are not known and the timing of any payments is uncertain.
Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 14.
Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 45.2 million, EUR 45.1 million and EUR 43.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. During 2015 we have exercised these options which are effectuated in 2016, therefore no purchase options exist as per year end December 31, 2016.
Purchase obligations exist of purchase commitments towards suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2016 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners give us additional flexibility to adapt our purchase obligations to our requirements in light of the cyclicality and technological developments inherent in the industry in which we operate. We establish a provision for cancellation costs when the liability has been incurred and the amount of cancellation fees is reasonably estimable.

ASML ANNUAL REPORT 2016    F-32

On November 3, 2016 ASML and Zeiss announced that they agreed to strengthen their long-standing and successful partnership in the semiconductor lithography business. ASML has agreed with Zeiss to support Carl Zeiss SMT's R&D costs, capital expenditures and other supply chain investments, in respect of High NA, for an amount of EUR 760.0 million over 6 years. At the end of 2016 an amount of EUR 12.0 million was paid, resulting in a remaining commitment as of December 31, 2016 of EUR 748.0 million.
We have a non-committed guarantee facility of EUR 15.0 million under which guarantees in the ordinary course of business can be provided to third parties.
17. Employee Benefits
We have a performance related bonus plan for our senior management. Under this plan, the bonus amounts depend on actual performance against corporate and personal targets. Within ASML (excluding Cymer), the bonus for members of senior management can range between 0.0 percent and 75.0 percent of their annual salaries. Within Cymer, bonuses can range between 0.0 percent and 150.0 percent of their annual salary. The performance targets are set for a whole year. The bonuses over 2016 are accrued for in the Consolidated Balance Sheets as of December 31, 2016 and are expected to be paid in the first quarter of 2017.
Our bonus expenses for the BoM, former BoM and senior management were as follows:

Year ended December 31	2014	2015	2016
(in thousands)	EUR	EUR	EUR

Board of Management [1]	3,495	3,405	3,545
Other senior management	45,462	44,562	48,473
Bonus expenses	48,957	47,967	52,018

1.	Bonus expenses in relation to the STI cash bonus for our BoM and former BoM. Former BoM is only applicable in 2014.
Profit-sharing Plan
We have a profit-sharing plan covering all European and US non-sales employees who are not members of the BoM or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to total net sales ranging from 0.0 to 20.0 percent of their annual salary. The profit sharing for the years 2016, 2015 and 2014 was 16.0 percent or EUR 93.3 million, 18.0 percent or EUR 95.1 million and 16.0 percent or EUR 71.3 million, respectively. Our profit is also one of the criteria for the variable pay programs for employees in Asia. Expenses in relation to these plans amount to EUR 33.8 million for 2016, EUR 32.0 million for 2015 and EUR 25.9 million for 2014.
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
The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the BoM) was EUR 47.7 million in 2016, EUR 59.1 million in 2015 and EUR 63.4 million in 2014. The tax benefit recognized related to the recognized share-based compensation costs amounted to EUR 10.0 million in 2016, EUR 13.8 million in 2015 and EUR 14.9 million in 2014.
Total compensation costs to be recognized in future periods amount to EUR 83.2 million as of December 31, 2016 (2015: EUR 65.4 million; 2014: EUR 69.8 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.9 years (2015: 1.7 years; 2014: 1.6 years).
Employee Umbrella Share Plan
The Employee Umbrella Share Plan, effective as of January 1, 2014 covers all employees. Within this plan, we distinguish between performance and incentive shares. Within the incentive category, prior to October 3, 2016 employees could choose, at inception, to convert the shares into options. As of October 3, 2016 this option no longer exists. All grants under the Employee Umbrella Share Plan typically have a three-year vesting period.
Share Plans
Our current share plans typically include a three-year service period and some plans have vesting conditions which are based on performance. The fair value of shares is determined on the closing trading price of our shares listed at Euronext Amsterdam on the grant date.

ASML ANNUAL REPORT 2016    F-33

Details with respect to shares granted and vested during the year are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2014	2015	2016	2014	2015	2016

Total fair value at vesting date of shares vested during the year (in thousands)	56,214	52,002	25,517	76,605	47,722	31,317
Weighted average fair value of shares granted	65.71	88.83	87.21	84.62	102.42	96.00

A summary of the status of conditionally outstanding shares as of December 31, 2016, and changes during the year ended December 31, 2016, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date (EUR)	Number of shares	Weighted average fair value at grant date (USD)
Conditional shares outstanding at January 1, 2016	804,508	71.05	803,046	92.46
Granted	396,237	87.21	563,806	96.00
Vested	(294,110)	68.09	(329,345)	88.72
Forfeited	(22,431)	69.21	(82,899)	92.74
Conditional shares outstanding at December 31, 2016	884,204	79.33	954,608	95.81

Option Plans
Our current option plans typically vest over a three year service period with any unexercised stock options expiring ten years after the grant date. Options granted have fixed exercise prices equal to the closing price of our shares listed at Euronext Amsterdam on grant date. The fair value of stock options is determined using a Black-Scholes option valuation model.
The Black-Scholes option valuation of our stock options granted during the year is based on the following assumptions:

Year ended December 31	2014	2015	2016

Weighted average share price (in EUR)	65.0	88.1	88.3
Volatility (in percentage)	23.5	28.7	27.2
Expected life (in years)	5.6	5.6	5.7
Risk free interest rate	0.5	—	—
Expected dividend yield (in EUR)	2.25	2.52	2.94
Forfeiture rate [1]	—	—	—

1.	For the years ending December 31, 2016, 2015 and 2014, forfeitures are estimated to be nil.
When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.
Details with respect to stock options are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2014	2015	2016	2014	2015	2016

Weighted average fair value of stock options granted	13.94	21.69	20.34	18.57	23.56	22.69
Weighted average share price at the exercise date of stock options	71.69	91.30	98.08	93.19	103.88	100.68
Aggregate intrinsic value of stock options exercised (in thousands)	12,098	12,880	11,540	9,497	6,202	4,134
Weighted average remaining contractual term of currently exercisable options	2.94	3.24	3.69	3.79	4.74	4.71
Aggregate intrinsic value of exercisable stock options (in thousands)	39,020	24,336	22,340	17,942	8,518	8,879
Aggregate intrinsic value of outstanding stock options (in thousands)	40,428	24,611	22,680	19,171	8,709	8,945

ASML ANNUAL REPORT 2016    F-34

The number and weighted average exercise prices of stock options as of December 31, 2016, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options	Weighted average exercise price per ordinary share (USD)
Outstanding, January 1, 2016	455,680	28.97	237,005	53.21
Granted	20,561	92.13	14,859	93.80
Exercised	(149,801)	21.04	(79,767)	48.85
Forfeited	(2,639)	33.21	(6,500)	72.76
Expired	—	—	—	—
Outstanding, December 31, 2016	323,801	36.61	165,597	58.18
Exercisable, December 31, 2016	313,226	35.33	162,417	57.53

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2016	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2016	Weighted average remaining contractual life of outstanding options (years)
0 - 10	—	—	0 - 10	—	—
10 - 15	105,826	1.69	10 - 15	—	—
15 - 20	44,040	1.30	15 - 20	3,911	1.80
20 - 25	50,093	1.70	20 - 25	39,685	1.75
25 - 40	11,543	4.76	25 - 40	40,461	2.04
40 - 50	16,250	5.80	40 - 50	959	4.62
50 - 60	10,670	6.92	50 - 60	5,173	5.69
60 - 70	23,545	6.92	60 - 70	801	6.06
70 - 80	20,579	8.33	70 - 80	1,787	6.30
80 - 90	20,765	8.86	80 - 90	20,229	7.75
90 - 100	13,109	8.27	90 - 100	41,955	8.02
100 - 110	7,381	9.56	100 - 110	10,636	8.32
Total	323,801	3.84	Total	165,597	4.77

Employee Purchase Plan
Every quarter, we offer our worldwide payroll employees the opportunity to buy our shares or our stock options (up to and including October 2, 2016; thereafter employees can only purchase shares) against fair value using their net salary. The BoM is excluded from participation in this plan. The fair value for shares is based on the closing price of our shares listed at Euronext Amsterdam on grant date. The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption "Option Plans". The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of their annual gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, we will pay out a 20.0 percent cash bonus on the initial participation amount.
Deferred Compensation Plans
In July 2002, we adopted a non-qualified deferred compensation plan for our US employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows us to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2016, 2015 and 2014. Cymer has a similar non-qualified deferred compensation plan for a selected group of management level employees in the US in which the employee may elect to defer receipt of current compensation in order to provide retirement and other benefits on behalf of such employee backed by Cymer owned life insurance policies.
As of December 31, 2016, our liability under deferred compensation plans was EUR 40.6 million (2015: EUR 33.1 million).

ASML ANNUAL REPORT 2016    F-35

Pension Plans
We maintain various pension plans covering substantially all of our employees. There are 7,033 eligible employees in the Netherlands. These employees participate in a multi-employer union plan (PME) determined in accordance with the collective bargaining agreements effective for the industry in which we operate. This collective bargaining agreement has no expiration date. This multi-employer union plan, accounted for as a defined-contribution plan, covers approximately 1,300 companies and approximately 148,000 contributing members. Our contribution to the multi-employer union plan was 7.6 percent of the total contribution to the plan as per the Annual Report for the year ended December 31, 2015. The plan monitors its risks on a global basis, not by participating company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. As of January 1, 2015 new pension legislation has been enacted. This legislation results in among others, an increase of legally required coverage levels. The coverage percentage is calculated by dividing the funds capital by the total sum of pension liabilities and is based on actual market interest rates. The coverage ratio as per December 31, 2016 of 91.8 percent (December 31, 2015: 97.7 percent) is calculated giving consideration to the new pension legislation and is below the legally required level. We have however no obligation whatsoever to pay off any deficits the pension fund may incur, nor have we any claim to any potential surpluses.
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
Our pension and retirement expenses for all employees for the years ended December 31, 2016, 2015 and 2014 were:

Year ended December 31	2014	2015	2016
(in thousands)	EUR	EUR	EUR

Pension plan based on multi-employer union plan	46,542	50,808	54,915
Pension plans based on defined contribution	24,774	28,909	30,762
Pension and retirement expenses	71,316	79,717	85,677

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
In 2016, EUR 8.4 million estimated losses were recorded as a charge to our Consolidated Statements of Operations (2015: EUR 0.1 million and 2014: EUR 12.9 million).
From late 2001 through 2004, ASML was a party to a series of civil litigation and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents generally relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML. Under the Nikon Cross-License Agreement, ASML and Nikon granted to each other a non-exclusive license for use in the manufacture, sale, and use of lithography equipment, under their respective patents.  The license granted relating to many of the patents of each party was perpetual, but the license relating to certain other of the patents expired at the end of 2009.  Each party had the right to select a limited number of the other party's patents where the license for such patents expired in 2009 to be subject to a permanent covenant not to sue in respect of patent infringement claims. In October 2016, the Patent Selection was completed.

ASML ANNUAL REPORT 2016    F-36

In addition, the Nikon Cross-License Agreement provided that following the termination of some of the licenses granted in the Nikon Cross-License Agreement on December 31, 2009, there would be a standstill period during which the parties agreed not to bring patent infringement suits against each other.  This standstill period ran from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components.
Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of patents subject to the Nikon Cross-License Agreement, other than perpetually licensed patents. In addition, as described above, the Patent Selection was completed in October 2016. Therefore, there is now a defined group of patents owned by each party for which the license granted to the other party has expired.
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
19. Income Taxes
The components of the provision for income taxes are as follows:

Year ended December 31	2014	2015	2016
(in thousands)	EUR	EUR	EUR

Current tax	(130,425)	(116,094)	(157,834)
Deferred tax	53,430	(45,352)	(61,650)
Provision for income taxes	(76,995)	(161,446)	(219,484)

The Dutch statutory tax rate was 25.0 percent in 2016, 2015 and 2014. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.
The reconciliation of the provision for income taxes is as follows:

Year ended December 31	2014		2015		2016
(in thousands)	EUR	% [1]	EUR	% [1]	EUR	% [1]

Income before income taxes	1,273,635	100.0%	1,548,620	100.0%	1,691,378	100.0%
Income tax provision based on ASML’s domestic rate	(318,409)	25.0%	(387,155)	25.0%	(422,845)	25.0%
Effects of tax rates in foreign jurisdictions	(1,580)	0.1%	5,370	(0.3)%	(2,665)	0.2%
Adjustments in respect of tax exempt income	23,899	(1.9)%	31,276	(2.0)%	31,307	(1.9)%
Adjustments in respect of tax incentives	159,728	(12.5)%	205,555	(13.3)%	178,294	(10.5)%
Adjustments in respect of prior years’ current taxes	(6,474)	0.5%	(13,559)	0.9%	(4,719)	0.3%
Adjustments in respect of prior years’ deferred taxes	1,325	(0.1)%	6,001	(0.4)%	(6,604)	0.4%
Movements in the liability for unrecognized tax benefits	(9,669)	0.8%	(10,600)	0.7%	3,995	(0.2)%
Tax effects in respect of acquisition related items	77,909	(6.1)%	—	—%	8,792	(0.5)%
Other credits and non tax deductible items	(3,724)	0.3%	1,666	(0.1)%	(5,039)	0.3%
Provision for income taxes	(76,995)	6.0%	(161,446)	10.4%	(219,484)	13.0%

1.	As a percentage of income before income taxes.
Income tax provision based on ASML’s domestic rate
The provision for income taxes based on ASML’s domestic rate is based on the Dutch statutory income tax rate. It reflects the provision for income taxes that would have been applicable assuming that all of our income is taxable against the Dutch statutory tax rate and there were no permanent differences between taxable base and financial results and no Dutch tax incentives were applied.
Effects of tax rates in foreign jurisdictions
A portion of our results is realized in countries other than the Netherlands where different tax rates are applicable.

ASML ANNUAL REPORT 2016    F-37

Adjustments in respect of tax exempt income
In certain jurisdictions part of the income generated is tax exempted.
Adjustments in respect of tax incentives
Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the Dutch Innovation Box and the Dutch research and development deduction or RDA. The Innovation box is a facility under Dutch corporate tax law pursuant to which qualified income associated with R&D is subject to an effective tax rate of 5%. The RDA is a tax incentive providing for an additional tax deduction for qualified (non-labor) cost incurred for R&D activities performed in the Netherlands. As of 2016, the RDA is converted from a corporate income tax credit into a wage tax credit reducing R&D costs. See Note 22.
Adjustments in respect of prior years’ current taxes
The movements in the adjustments in respect of prior years' current taxes for the years 2014, 2015 and 2016 are considered to be limited.
Adjustments in respect of prior years’ deferred taxes
The movements in the adjustments in respect of prior years' deferred taxes for the years 2014, 2015 and 2016 are considered to be limited.
Movements in the liability for unrecognized tax benefits
In 2016, similar to prior years 2015 and 2014, the effective tax rate was impacted by limited movements in the liability for unrecognized tax benefits, including effects due to foreign exchange rate differences.
Tax effects in respect of acquisition related items
In 2014 the tax rate was favorably impacted by settling agreements entered into by ASML Netherlands B.V. and Cymer LLC. The agreements settled in 2014, were originally entered into by ASML Netherlands B.V. and Cymer LLC prior to our acquisition of Cymer in May 2013. The settlement amount was taxed at different tax rates. In 2016, the tax effects mainly relate to the acquisition of HMI.
Other credits and non tax deductible items
Other credits and non tax deductible items reflect the impact on statutory rates of permanent non tax deductible items such as non-deductible interest expense, and non-deductible meals and entertainment expenses, as well as the impact of (the reversal of) various tax credits on our provision for income taxes.
Income taxes recognized directly in shareholders’ equity
Income taxes recognized directly in shareholders’ equity (including OCI) are as follows:

Income tax recognized in shareholders’ equity	2014	2015	2016
(in thousands)	EUR	EUR	EUR
Current tax
OCI (financial instruments)	2,977	(1,363)	1,201
Tax benefit from share-based payments	(3,972)	(3,660)	(882)
Total income tax recognized in shareholders’ equity	(995)	(5,023)	319

Liability for unrecognized tax benefits and deferred taxes
The liability for unrecognized tax benefits and total deferred tax position recorded on the Consolidated Balance Sheets are as follows:

As of December 31	2015	2016
(in thousands)	EUR	EUR
Liability for unrecognized tax benefits	(96,458)	(136,434)
Deferred tax position	(518)	(225,463)
Deferred and other tax assets (liabilities)	(96,976)	(361,897)

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

ASML ANNUAL REPORT 2016    F-38

Consistent with the requirements of ASC 740, as of December 31, 2016, the liability for unrecognized tax benefits amounts to EUR 136.4 million (2015: EUR 96.5 million) which is classified as non-current deferred and other tax liabilities. If recognized, these tax benefits would affect our effective tax rate for approximately the equal amounts.
Expected interest and penalties related to income tax liabilities have been accrued for and are included in the liability for unrecognized tax benefits and in the provision for income taxes. The balance of accrued interest and penalties recorded in the Consolidated Balance Sheets as of December 31, 2016 amounted to EUR 30.9 million (2015: EUR 25.0 million). Accrued interest and penalties recorded in the Consolidated Statement of Operations of 2016 amounted to a tax charge of EUR 5.8 million (2015: EUR 0.2 million; 2014: EUR 1.7 million).
A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Balance, January 1	(83,738)	(96,458)
Gross increases – tax positions in prior period	(8,145)	(3,415)
Gross decreases – tax positions in prior period	1,987	1,943
Gross increases – tax positions in current period	(10,690)	(10,614)
Acquisitions through business combinations	—	(42,398)
Lapse of statute of limitations	6,248	16,081
Effect of changes in exchange rates	(2,120)	(1,573)
Total liability for unrecognized tax benefits	(96,458)	(136,434)

We conclude our allowances for tax contingencies to be appropriate. Based on the information currently available, we estimate that the liability for unrecognized tax benefits will decrease by EUR 12.4 million within the next 12 months, mainly as a result of expiration of statute of limitations.
We are subject to tax audits in certain of our major tax jurisdictions, for example for years from and including 2009 onwards in Korea. In the course of such audits, local tax authorities may challenge the positions taken by us.

ASML ANNUAL REPORT 2016    F-39

Deferred taxes
The composition of total deferred tax assets and liabilities reconciled to the classification in the Consolidated Balance Sheets is as follows:

Deferred taxes	January 1, 2016	Acquisitions through business combinations	Consolidated Statements of Operations	Effect of changes in exchange rates	December 31, 2016
(in thousands)	EUR	EUR	EUR	EUR	EUR
Deferred tax assets:
Capitalized R&D expenditures	12,625	—	(3,524)	361	9,462
R&D credits	16,406	—	(15,819)	(454)	133
Inventories	75,527	—	1,395	3,708	80,630
Deferred revenue	35,420	—	10,623	1,385	47,428
Accrued and other liabilities	47,226	—	9,424	2,603	59,253
Installation and warranty reserve	11,042	—	3,914	785	15,741
Tax effect carry-forward losses	20,893	—	(19,461)	1,261	2,693
Property, plant and equipment	7,171	—	3,424	388	10,983
Restructuring and impairment	1,861	—	(1,166)	(16)	679
Alternative minimum tax credits [1]	6,130	—	(1,276)	288	5,142
Share-based payments	12,514	—	842	636	13,992
Other temporary differences	24,460	2,000	(1,419)	(50)	24,991
Total deferred tax assets [2]	271,275	2,000	(13,043)	10,895	271,127

Deferred tax liabilities:
Intangible fixed assets	(225,450)	(144,541)	(52,370)	(10,082)	(432,443)
Property, plant and equipment	(40,286)	—	(2,160)	(2,232)	(44,678)
Borrowing costs	(1,913)	—	151	—	(1,762)
Other temporary differences	(4,144)	(15,451)	1,777	111	(17,707)
Total deferred tax liabilities	(271,793)	(159,992)	(52,602)	(12,203)	(496,590)

Net deferred tax assets (liabilities)	(518)	(157,992)	(65,645)	(1,308)	(225,463)

Classified as:
Deferred tax assets – current [3]	133,131				—
Deferred tax assets – non-current [3]	29,012				34,940
Deferred tax liabilities – current [3]	(2,379)				—
Deferred tax liabilities – non-current [3]	(160,282)				(260,403)
Net deferred tax assets (liabilities)	(518)				(225,463)

1.
Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses and other available tax attributes are used. These alternative minimum tax credits never expire.

2.	Valuation allowances recognized in relation to deferred tax assets as of December 31, 2016 amounted to EUR 42.4 million (2015: EUR 29.9 million).

3.
As of January 1, 2016, ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy.

ASML ANNUAL REPORT 2016    F-40

Deferred taxes	January 1, 2015	Consolidated Statements of Operations	Effect of changes in exchange rates	December 31, 2015
(in thousands)	EUR	EUR	EUR	EUR
Deferred tax assets:
Capitalized R&D expenditures	14,593	(3,626)	1,658	12,625
R&D credits	43,361	(31,589)	4,634	16,406
Inventories	63,012	8,160	4,355	75,527
Deferred revenue	21,249	12,115	2,056	35,420
Accrued and other liabilities	47,350	(5,391)	5,267	47,226
Installation and warranty reserve	13,670	(4,319)	1,691	11,042
Tax effect carry-forward losses	39,106	(20,215)	2,002	20,893
Property, plant and equipment	6,295	360	516	7,171
Restructuring and impairment	2,283	(680)	258	1,861
Alternative minimum tax credits [1]	5,505	—	625	6,130
Share-based payments	9,365	2,129	1,020	12,514
Other temporary differences	26,398	(7,511)	5,573	24,460
Total deferred tax assets [2]	292,187	(50,567)	29,655	271,275

Deferred tax liabilities:
Intangible fixed assets	(219,141)	18,586	(24,895)	(225,450)
Property, plant and equipment	(29,435)	(8,273)	(2,578)	(40,286)
Borrowing costs	(1,887)	(26)	—	(1,913)
Other temporary differences	(9,009)	5,528	(663)	(4,144)
Total deferred tax liabilities	(259,472)	15,815	(28,136)	(271,793)

Net deferred tax assets (liabilities)	32,715	(34,752)	1,519	(518)

Classified as:
Deferred tax assets – current	159,460			133,131
Deferred tax assets – non-current	28,760			29,012
Deferred tax liabilities – current	(1,928)			(2,379)
Deferred tax liabilities – non-current	(153,577)			(160,282)
Net deferred tax assets (liabilities)	32,715			(518)

1.	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses are used.

2.	Valuation allowances recognized in relation to deferred tax assets as of December 31, 2015 amounted to EUR 29.9 million (2014: EUR 25.4 million)
Tax effect carry-forward losses
Deferred tax assets from carry-forward losses recognized as per December 31, 2016 result predominantly from net operating loss carry-forwards incurred relating to NID stock in Belgium.
NID stock in Belgium can generally be offset against future profits realized in the 7 years following the year in which the NID stock occurs. The total amount of NID stock is EUR 6.5 million (2015: EUR 32.0 million) taxable base and EUR 2.2 million (2015: EUR 10.9 million) tax effect.
Qualifying net operating losses, under US federal tax laws incurred by US group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. As of December 31, 2015 we fully utilized the amount of losses carried forward under US federal tax laws. The total amount of losses carried forward under US state tax laws as of December 31, 2016, is EUR 0.0 million (2015: EUR 90.4 million) tax basis or EUR 0.0 million (2015: EUR 4.3 million) tax effect.
20. Segment Disclosure
ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance.
Management reporting includes net system sales figures of new and used systems and includes sales by technology.

ASML ANNUAL REPORT 2016    F-41

Net system sales for new and used systems were as follows:

Year ended December 31	2014	2015	2016
(in thousands)	EUR	EUR	EUR

New systems	4,127,433	4,109,439	4,499,315
Used systems	115,357	127,744	71,803
Net system sales	4,242,790	4,237,183	4,571,118

Net system sales per technology were as follows:

Year ended December 31	Net system sales in units	Net system sales in EUR thousands
2016
EUV	4	324,854
ArFi	70	3,518,718
ArF	6	116,876
KrF	57	532,661
i-line	20	78,009
Total	157	4,571,118

2015
EUV	1	70,473
ArFi	67	3,238,452
ArF	9	107,522
KrF	74	747,740
i-line	18	72,996
Total	169	4,237,183

2014
EUV	5	299,845
ArFi	76	3,477,718
ArF	3	32,611
KrF	38	381,436
i-line	14	51,180
Total	136	4,242,790

The increase in net system sales of EUR 333.9 million, or 7.9 percent, to EUR 4,571.1 million in 2016 from EUR 4,237.2 million in 2015 (2014: EUR 4,242.8 million) is mainly due to an increase in the number of EUV and ArFi systems sold.
For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets are attributed to the geographic location in which these assets are located.

ASML ANNUAL REPORT 2016    F-42

Total net sales and long-lived assets (consisting of property, plant and equipment) by geographic region were as follows:

Year ended December 31	Total net sales	Long-lived assets
(in thousands)	EUR	EUR
2016
Japan	404,259	4,277
Korea	1,579,907	17,354
Singapore	245,785	844
Taiwan	2,084,702	125,456
China	779,547	3,156
Rest of Asia	19,758	2,757
Netherlands	1,512	1,201,437
EMEA	551,330	4,093
United States	1,127,952	327,863
Total	6,794,752	1,687,237

2015
Japan	668,381	3,209
Korea	1,971,650	11,626
Singapore	121,390	422
Taiwan	1,551,512	60,029
China	541,899	1,390
Rest of Asia	2,077	2,095
Netherlands	3,521	1,229,800
EMEA	211,038	1,313
United States	1,215,907	310,794
Total	6,287,375	1,620,678

2014
Japan	477,110	3,695
Korea	1,624,059	16,684
Singapore	132,593	879
Taiwan	1,124,883	60,241
China	403,371	1,766
Rest of Asia	2,205	2,041
Netherlands	1,334	1,124,632
EMEA	196,332	1,322
United States	1,894,390	236,263
Total	5,856,277	1,447,523

In 2016, net sales to the largest customer accounted for EUR 1,646.2 million, or 24.2 percent, of total net sales (2015: EUR 1,633.6 million, or 26.0 percent, of total net sales; 2014: EUR 1,532.1 million, or 26.2 percent, of total net sales). Our three largest customers (based on total net sales) accounted for EUR 655.3 million, or 51.8 percent, of accounts receivable and finance receivables at December 31, 2016, compared with EUR 704.1 million, or 58.3 percent, at December 31, 2015.
Substantially all of our sales were export sales in 2016, 2015 and 2014.
21. Selected Operating Expenses and Additional Information
Personnel expenses for all payroll employees were:

Year ended December 31	2014	2015	2016
(in thousands)	EUR	EUR	EUR
Wages and salaries	985,883	1,165,433	1,279,550
Social security expenses	81,721	92,910	103,847
Pension and retirement expenses	71,316	79,717	85,677
Share-based payments	63,380	59,070	47,701
Personnel expenses	1,202,300	1,397,130	1,516,775

The average number of payroll employees in FTEs during 2016, 2015 and 2014 was 12,852, 11,824 and 10,942, respectively.

ASML ANNUAL REPORT 2016    F-43

The average number of payroll employees in FTEs in our operations in the Netherlands during 2016, 2015 and 2014 was 6,567, 6,113 and 5,589, respectively. Both increases in 2016 compared to 2015 and in 2015 compared to 2014 in payroll employees (in FTEs) were in line with our net sales growth.
The total number of payroll and temporary employees in FTEs per sector was:

As of December 31	2014	2015	2016
Customer Support	3,289	3,607	4,210
SG&A	1,240	1,380	1,561
Manufacturing & Logistics	3,846	3,833	4,443
R&D	5,697	5,861	6,433
Total FTEs	14,072	14,681	16,647
Less: Temporary employees (in FTEs)	2,754	2,513	2,656
Payroll employees (in FTEs)	11,318	12,168	13,991

22. Research and Development Costs
R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from Participating Customers in the CCIP) increased by EUR 37.7 million, or 3.5 percent, to EUR 1,105.8 million in 2016 from EUR 1,068.1 million in 2015. R&D costs for both 2016 and 2015 were primarily focused on programs supporting EUV, DUV immersion, and Holistic Lithography. In 2016, R&D activities mainly related to:

•	EUV - Further improving productivity, and supporting the design and industrialization of our NXE:3400B system including pellicle development.

•	DUV immersion - Focused on development of our next generation immersion platform, the NXT:2000i, as well as maturing the product introduction in the field of our NXT:1980 system.

•	Holistic Lithography - Further development of YieldStar, process window control and enlargement solutions.
R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from Participating Customers in the CCIP) decreased by EUR 6.0 million, or 0.6 percent, to EUR 1,068.1 million in 2015, from EUR 1,074.1 million in 2014. R&D costs for both 2015 and 2014 were primarily focused on programs supporting EUV, DUV immersion, and Holistic Lithography. In 2015, R&D activities mainly related to:

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
Due to changes in tax regulations in the Netherlands effectuated in 2016, the R&D programs formerly defined as corporate income tax benefits (RDA), are now defined as wage tax benefits and therefore included as a credit in the R&D costs.
23. Interest and Other, Net
Interest and other income of EUR 71.7 million (2015: EUR 10.9 million and 2014: EUR 14.5 million) relates to interest income on deposits, short-term investments, money market funds, bank accounts and on finance receivables. In addition, in 2016 we recognized EUR 55.2 million on foreign currency revaluations on transactions and balances relating to the HMI acquisition in Interest and other, net.
Interest and other costs of EUR 38.0 million (2015: EUR 27.4 million and 2014: EUR 23.1 million) mainly consist of net interest expense on our Eurobonds and related interest rate swaps, hedges, interest on lease obligations and amortized financing costs.
Interest on cash pools is reported on a gross basis in both interest income and interest expense. From an economic and legal perspective, the interest on cash pools of EUR 0.9 million (2015: EUR 1.5 million and 2014: EUR 3.2 million) recorded in interest income nets off against the same amount recorded in interest expense.

ASML ANNUAL REPORT 2016    F-44

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
Carl Zeiss SMT is our single supplier, and we are their single customer, of optical components for lithography systems. Carl Zeiss SMT is capable of developing and producing these items only in limited numbers and only through the use of manufacturing and testing facilities in Oberkochen and Wetzlar, Germany. ASML has agreed with Zeiss to acquire a 24.9% minority stake in Carl Zeiss SMT, for EUR 1 billion in cash. The closing of this transaction is expected in the second quarter of 2017 and is conditional on, among other things, customary merger control approvals. In addition, ASML agreed to support Carl Zeiss SMT's R&D costs, capital expenditures and other supply chain investments, in respect of High-NA, in an amount of EUR 760 million over 6 years. At the end of 2016 an amount of EUR 12.0 million was paid, resulting in a remaining commitment as of December 31, 2016 of EUR 748.0 million.
25. Shareholders’ Equity
Share Capital
ASML’s authorized share capital amounts to EUR 126.0 million and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;

•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and

•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.
As of December 31, 2016, 439,199,514 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up; this includes 9,258,282 treasury shares. No ordinary shares B and no cumulative preference shares have been issued.
Shares Issued as a Result of the Acquisition of HMI
ASML and HMI completed the merger pursuant to which ASML acquired HMI on November 22, 2016. As part of the transaction, HEC and certain HMI officers have also agreed to (re)invest in ASML part of the proceeds to be received by them from selling their HMI shares in the transaction, underscoring their belief in the strategic rationale for the transaction and their commitment to the combined businesses going forward. Accordingly, ASML has issued a total number of 5,866,001 ordinary shares for an aggregate amount of EUR 580.6 million.
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
Shares Issued as a Result of the Acquisition of Cymer
ASML and Cymer completed the merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As of December 31, 2016, we have issued 36,474,035 ordinary shares for an aggregate amount of EUR 2,347.3 million in relation to the acquisition of Cymer.
Shares Issued in Relation to Share-based Compensation
We have adopted various share and option plans for our employees. Whenever ordinary shares have to be delivered pursuant to these plans, we typically deliver treasury shares that we purchase in share buy-back programs for this purpose. Because these treasury shares were no longer available in the course of 2014, we issued new ordinary shares from time to time to meet our delivery obligations under the plans. In 2016, we issued no new ordinary shares in relation to our ESOPs. The aggregate fair value of the new ordinary shares issued is EUR 0.0 million in 2016 (2015: EUR 36.9 million; 2014: EUR 51.3 million). Fair value is determined on the closing price of our ordinary shares at Amsterdam Euronext at the date of respective issuance.

ASML ANNUAL REPORT 2016    F-45

Ordinary Shares
An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the Giro Act) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. At our 2016 AGM, the BoM was authorized from April 29, 2016 through October 29, 2017, subject to the approval of the SB, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 29, 2016, plus an additional 5.0 percent of our issued share capital at April 29, 2016 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.
Holders of ASML’s ordinary shares have a preemptive right, in proportion to the aggregate nominal amount of the ordinary shares held by them. This preemptive right may be restricted or excluded. Holders of ordinary shares do not have preemptive right with respect to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders, the BoM has the power subject to approval of the SB, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2016 AGM, our shareholders authorized the BoM through October 29, 2017, subject to approval of the SB, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.
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

ASML ANNUAL REPORT 2016    F-46

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
For 2016, a proposal to declare a dividend of EUR 1.20 per ordinary share of EUR 0.09 nominal value will be submitted to the 2017 AGM.
26. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.
On January 20, 2016 we announced our intention to repurchase approximately EUR 1.5 billion of our own shares within the 2016-2017 timeframe. This program includes an amount of approximately EUR 500.0 million remaining from the prior share repurchase program, announced January 21, 2015. We intend to cancel the shares upon repurchase. During the period from January 21, 2016 up to December 31, 2016, we purchased 4.8 million shares that will be canceled for a total consideration of EUR 400.0 million. In the light of the acquisition of HMI and the announced investment in Carl Zeiss SMT, we have paused the share buyback program. As a result, the 2016–2017 program may not be completed for the full amount. Otherwise, the current program will remain in place, yet it may be further suspended, modified or discontinued at any time. Furthermore, no shares were canceled in 2016, and we intend to cancel 7.7 million shares in 2017.
The following table provides a summary of shares repurchased by ASML in 2016:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR thousands)

January 21 - 31, 2016	268,537	82.08	268,537	1,477,957
February 1 - 29, 2016	1,306,921	78.12	1,575,458	1,375,859
March 1 - 31, 2016	1,045,133	86.51	2,620,591	1,285,449
April 1 - 30, 2016	1,138,127	87.95	3,758,718	1,185,356
May 1 - 31, 2016	278,182	82.15	4,036,900	1,162,504
June 1 - 30, 2016	560,410	85.57	4,597,310	1,114,552
July 1 - 31, 2016	166,068	87.63	4,763,378	1,100,000
August 1 - 31, 2016	—	—	4,763,378	1,100,000
September 1 - 30, 2016	—	—	4,763,378	1,100,000
October 1 - 31, 2016	—	—	4,763,378	1,100,000
November 1 - 30, 2016	—	—	4,763,378	1,100,000
December 1 - 31, 2016	—	—	4,763,378	1,100,000
Total	4,763,378	83.97

ASML ANNUAL REPORT 2016    F-47

27. Customer Co-Investment Program
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
In addition to the EUV and 450mm funding commitments, the Participating Customers have invested in 96,566,077 of our ordinary shares, the proceeds of which, totaling EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a synthetic share buyback executed in November 2012.
Description of the program
Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million - an aggregate amount of EUR 553 million for the development of 450mm lithography technology (which, as a result of the pause of that program, has been applied to EUV technology development) and an aggregate amount of EUR 276 million for the development of EUV technology - and an investment in 62,977,877 of our ordinary shares for an aggregate subscription price of EUR 2,513 million.
In addition to Intel, TSMC acquired 20,992,625 of our ordinary shares for an aggregate subscription price of EUR 838 million and made a EUR 276 million funding commitment relating to the development of 450mm lithography equipment and EUV technology, and Samsung acquired 12,595,575 of our ordinary shares for an aggregate subscription price of EUR 503 million and made a EUR 276 million funding commitment relating to the development of EUV technology. Shares were acquired by Dutch foundations (Stichtingen) established for each participant. On June 12, 2015, TSMC reported to the AFM that its interest in ASML had decreased below the three percent notification threshold. In its 2015 annual report, TSMC announced that it had sold its entire stake. Additionally, in its Q3 2016 report, Samsung announced that it had sold one-half of its holdings.
In connection with the investment by the Participating Customers in ASML, each of the Participating Customers, and the respective Stichtingen, entered into a shareholder’s agreement with ASML. The shareholder’s agreements contain provisions restricting the voting rights of the Participating Customers, such that the Participating Customers are not generally permitted to vote their shares except in certain extraordinary circumstances, a standstill arrangement and restrictions on the sale of shares in order to preserve an orderly sell down of Participating Customer’s shares.
28. Related Party Transactions
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829.0 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our synthetic share buyback in November 2012). Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.
The total net sales and the net outstanding liability to Intel (and its affiliates) were as follows:

Year ended December 31	2014	2015	2016
(in thousands)	EUR	EUR	EUR
Total net sales to Intel	1,007,603	618,069	1,401,983
Net outstanding liability to Intel	386,824	700,156	379,774
There have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder, and any director or officer or any relative or spouse thereof other than ordinary course (compensation) arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof.
29. Subsequent Events
Subsequent events were evaluated up to February 7, 2017, which is the date the Financial Statements included in this Annual Report were approved. There are no events to report.

ASML ANNUAL REPORT 2016    F-48

Veldhoven, the Netherlands
February 7, 2017

/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
President, CEO and member of the Board of Management

/s/ Wolfgang U. Nickl
Wolfgang U. Nickl
Executive Vice President, CFO and member of the Board of Management

ASML ANNUAL REPORT 2016    F-49

Report of Independent Registered Public Accounting Firm
To: The Supervisory Board and Shareholders of ASML Holding N.V.

We have audited the accompanying consolidated balance sheet of ASML Holding N.V. and subsidiaries as of December 31, 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2016. We also have audited ASML Holding N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. ASML Holding N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and subsidiaries as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ASML Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.
ASML Holding N.V. acquired Hermes Microvision, Inc. including subsidiaries (“HMI”) in November 2016, and management excluded from its assessment of the effectiveness of ASML Holding N.V.’s internal control over financial reporting as of December 31, 2016, HMI’s internal control over financial reporting associated with 2.6% of consolidated total assets (excluding any purchase price accounting effect) and 0.4% of consolidated revenues included in the consolidated financial statements of ASML Holding N.V. and subsidiaries as of and for the year ended December 31, 2016. Our audit of internal control over financial reporting of ASML Holding N.V. also excluded an evaluation of the internal control over financial reporting of HMI.

/s/ KPMG Accountants N.V.
Rotterdam, the Netherlands
February 7, 2017

ASML ANNUAL REPORT 2016    F-50

Report of independent registered public accounting firm
To: the Supervisory Board and Shareholders of ASML Holding N.V.
We have audited the accompanying consolidated balance sheet of ASML Holding N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2015, and the related consolidated statements of operations, statements of shareholders’ equity and statements of comprehensive income, and statements of cash flows for each of the years in the two-year period ended December 31, 2015. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASML Holding N.V. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Accountants B.V.
Eindhoven, The Netherlands
February 4, 2016

ASML ANNUAL REPORT 2016    F-51

Definitions

ASML ANNUAL REPORT 2016    D-1

Name	Description

AC	Audit Committee of ASML

AFM	Autoriteit Financiële Markten; Authority for the Financial Markets of the Netherlands

AGM	Annual General Meeting of Shareholders

AMD	Advanced Micro Devices, Inc.

Annual Report	Annual Report on Form 20-F

ARCNL	Advanced Research Center for Nanolithography

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASC	Accounting Standards Codification

ASML	ASML Holding N.V. and its subsidiaries

ASP	Average Selling Price

ASU	Accounting Standards Update

BA	Bachelor of Arts

BEPS	Base Erosion and Profit Shifting

BESP	Best Estimate of Selling Price

BoM	Board of Management

Brion	Brion Technologies, Inc.

Business Principles	Business principles of ASML

Canon	Canon Kabushiki Kaisha

Canon Cross-License Agreement	ASML and Canon signed a global patent cross-license agreement related to the field of semiconductor lithography

Carl Zeiss SMT	Carl Zeiss SMT GmbH

CCIP	Customer Co-Investment Program

CD	Critical Dimension

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CLS	Cymer Light Sources

CMO	Chief Marketing Officer

Code	Dutch Corporate Governance Code

Code of Conduct	Code of ethics and conduct

Company	ASML Holding N.V.

CO2	Carbon Dioxide

CODM	Chief Operating Decision Maker

COO	Chief Operations Officer

CPO	Chief Program Officer

CRMC	Capital Research & Management Company

Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014

CTO	Chief Technology Officer

Cymer	Cymer Inc., Cymer LLC and its subsidiaries

CZ SMT Investment Agreement	Carl Zeiss SMT Investment Agreement

CZ SMT Partnership Agreement	Carl Zeiss SMT Partnership and Joint Venture Agreement

ASML ANNUAL REPORT 2016    D-2

Name	Description

DC	Disclosure Committee

Deloitte	Deloitte Accountants B.V.

DRAM	Dynamic Random Access Memory (often called performance memory)

DTC	Depository Trust Company

Dutch Central Bank	The Dutch Central Bank (De Nederlandsche Bank), which is the supervisor of all pension companies in the Netherlands

DUV	Deep Ultra Violet

EEA	European Economic Area

EMEA	Europe, the Middle East and Africa

EPS	Earnings per share

ESOP	Employee Stock and Stock Option Plans

EURIBOR	Euro Interbank Offered Rate

Eurobonds
Our EUR 600 million 5.75 percent senior notes due 2017 (issued 2007), our EUR 750 million 3.375 percent senior notes due 2023 (issued 2013), our EUR 500 million 0.625 percent senior notes due 2022 (issued 2016), EUR 1,000 million 1.375 percent senior notes due 2026 (issued 2016) and our EUR 750 million 1.625 percent senior notes due 2027 (issued 2016)

Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

Euronext Amsterdam	Euronext Amsterdam N.V.

EU	European Union

EUV	Extreme Ultraviolet

Exchange Act	US Securities Exchange Act of 1934

FASB	Financial Accounting Standards Board

FAT	Factory Acceptance Test

FIRPTA	Foreign Investment in Real Property Tax Act

FMSA	Financial Markets Supervision Act (Wet op het financieel toezicht (Wft))

Foundation	Stichting Preferente Aandelen ASML

Foundry	Contract Manufacturers of Logic Chips

FTEs	Full-time equivalents

HEC	Hermes-Epitek Corporation

High-NA	High Numerical Aperture

HMI	Hermes Microvision, Inc.

Holistic Lithography	Adjusting the patterning process steps as a whole, in order to support optimization of the entire chip making process

IASB	International Accounting Standards Board

IC	Integrated Circuit

i-line	Lithography system with a mercury lamp as light source

IDM	Integrated Device Manufacturer

IFRS	International Financial Reporting Standards

imec	Interuniversitair Micro-Elektronica Centrum

Intel	Intel Corporation

Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment

Intel Stichting	Stichting Administratiekantoor MAKTSJAB

Internet of Things
The internetworking of physical devices, vehicles, buildings and other items—embedded with electronics, software, sensors, actuators, and network connectivity that enable these objects to collect and exchange data

ASML ANNUAL REPORT 2016    D-3

Name	Description

IPR	Intellectual Property Rights

IRS	Internal Revenue Service

KPMG	KPMG Accountants N.V.

KrF	Krypton Fluoride

LIBOR	London Interbank Offered Rate

Logic	Integrated Device Manufacturers and Foundries

MBA	Master of Business Administration

Memory	NAND-Flash Memory and DRAM Memory chip makers

mm	Millimeter (one thousandth of a meter)

MPS	Mature Products and Services

MPT	Multiple Patterning Technology

NA	Numerical Aperture

NAND	A binary operator composite of 'NOT AND' (often called storage memory)

NASDAQ	NASDAQ Stock Market LLC

New York Transfer Agent	J.P. Morgan Chase Bank, N.A.

NID	Notional Interest Deduction

Nikon	Nikon Corporation

Nikon Cross-License Agreement	The patent Cross-License agreement between Nikon and ASML related to lithography equipment used to manufacture semiconductor devices

nm	Nanometer (one billionth of a meter)

Non-Resident Holder	A holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes

NPV	Net Present Value

NRE	Non Recurring Engineering

NRE Funding Agreements	The Intel NRE Funding Agreements, the Samsung NRE Funding Agreement and the TSMC NRE Funding Agreements

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay

OCI	Other Comprehensive Income

OECD	Organization for Economic Co-operation and Development

Pattern Fidelity	Measuring how good a structure is printed and etched compared to the structure on the reticle

Participating Customers	The participants in the Customer Co-Investment Program: Intel, TSMC, and Samsung

Partnership	Carl Zeiss SMT Holding GmbH & Co. KG

Patent Selection
As included in the Nikon Cross-License Agreement, a selection of a limited number of the other party's patents, where the license for such patents expired in 2009, which is subject to a permanent covenant not to sue in respect of patent infringement claims

PFC	Pattern Fidelity control

PFIC	Passive Foreign Investment Company

PME	Bedrijfstakpensioenfonds Metalektro

Preference Share Option	An option to acquire cumulative preference shares in our capital

R&D	Research and Development

RC	Remuneration Committee of ASML

RDA	Research and Development Deduction ("Research and Development Aftrek")

ASML ANNUAL REPORT 2016    D-4

Name	Description

Remuneration Policy	Remuneration Policy applicable to the Board of Management of ASML Holding N.V.

Reticle	Mask

RU	Reporting Unit

RU ASML	Reporting Unit ASML (which is ASML excluding RU CLS)

RU CLS	Reporting Unit Cymer Light Sources

Samsung	Samsung Electronics Corporation

Samsung NRE Funding Agreement	The Samsung Funding Agreement related to the development of 300mm/450mm and EUV lithography equipment

Samsung Stichting	Stichting Administratiekantoor Samsung

Sarbanes-Oxley Act	The Sarbanes-Oxley Act of 2002

SB	Supervisory Board of ASML

SEC	The United States Securities and Exchange Commission

SG&A	Selling, General and Administrative

STI	Short-Term Incentive

TPE	Third-Party Evidence

Transfer Agent Agreement	Agreement about transfer, registrar and dividend disbursement

TSMC	Taiwan Semiconductor Manufacturing Company Ltd.

TSMC NRE Funding Agreements	The TSMC Funding Agreements related to the development of 450mm and EUV lithography equipment

TSMC Stichting	Stichting Administratiekantoor TSMC

US	United States

US GAAP	Generally Accepted Accounting Principles in the United States of America

UvA	University of Amsterdam

VAT	Value-added tax

VIE	Variable interest entity

VIE Shareholders	Syndicate of three banks formed solely for the purpose of leasing the headquarter in Veldhoven

VLSI Research	An independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market

VSOE	Vendor-Specific Objective Evidence

WACC	Weighted Average Cost of Capital

Wavelength	The frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC

Website	www.asml.com

Works Council	Works Council of ASML Netherlands B.V.

YieldStar	Advanced wafer metrology system

Zeiss	Carl Zeiss AG

ASML ANNUAL REPORT 2016    D-5

ASML ANNUAL REPORT 2016

Exhibit Index

ASML ANNUAL REPORT 2016    E-1

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

4.14	Share Swap Agreement between ASML Holding N.V. and Hermes Microvision, Inc., dated June 16, 2016[2]
4.15	Investment Agreement among ASML Holding N.V., Zeiss, Carl Zeiss SMT, Carl Zeiss SMT Holding GmbH & Co. KG and Carl Zeiss SMT Holding Management GmbH, dated November 2, 2016[2]
8.1	List of Main Subsidiaries [2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 [2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 [2]
15.1	Consent of Independent Registered Public Accounting Firm[2]
15.2	Consent of Independent Registered Public Accounting Firm[2]
15.3	Letter dated February 7, 2017 from Deloitte Accountants B.V.[2]
101.INS	XBRL Instance Document [2]
101.SCH	XBRL Taxonomy Extension Schema Document [2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]

1.	Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

2.	Filed at the SEC herewith.

ASML ANNUAL REPORT 2016    E-2

ASML ANNUAL REPORT 2016    E-3

ASML ANNUAL REPORT 2016    E-4

ASML ANNUAL REPORT 2016    E-5