Form 20-F
period 2024-12-31
ASML HOLDING NV
filed 2025-03-05
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2024
Commission file number 001-33463
ASML HOLDING NV
(Exact Name of Registrant as Specified in Its Charter)
The Netherlands
(Jurisdiction of incorporation or organization)
De Run 6501, 5504 DR Veldhoven, The Netherlands
(Address of principal executive offices)
Jim Kavanagh
Telephone: +31 40 268 3938 E-mail: jim.kavanagh@asml.com
2650 W Geronimo Place, Chandler, AZ 85224, USA
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
393,283,720 Ordinary Shares
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
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate, London, England EC2N 4BQ

ASML

Powering technology forward with you

Annual Report 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	3

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct

Our technology drives faster, more powerful and energy-
efficient microchips that help society tackle important
challenges.
This continuous innovation can only be achieved through the
strong partnerships we build with our various stakeholders,
working together to create solutions for a more sustainable
future for everyone.

Powering technology forward
with local communities
with customers	with our people	with suppliers	with partners
See page 13 >	See page 14 >	See page 15 >	See page 16 >	See page 17 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	4

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Contents

Powering technology forward

13	with customers
14	with our people
15	with suppliers
16	with partners
17	with local communities

View our Highlights online >
Our 2024 online report highlights key information from this pdf with additional links to relevant information on our corporate website.

1. Strategic report
5	Forward-looking statements	41	Our business strategy
6	At a glance	43	Our business model
8	In conversation with our CEO	46	Engaged stakeholders
			Performance and risk
		53	Message from our CFO

	Our business
19	Our holistic approach to lithography
22	Our products and services	56	Financial performance
29	Supporting our customers	63	Risk
30	Driving innovation	79	Corporate conduct
35	Our marketplace

2. Corporate governance
97	Corporate governance	122	Meetings and attendance
99	Board of Management	127	Supervisory Board committees
101	Supervisory Board	139	Financial statements and profit allocation
104	Other Board-related matters
108	AGM and share capital		Remuneration report
112	Financial reporting and audit	140	Message from the Chair of the Remuneration Committee
114	Compliance with corporate governance requirements
		142	Remuneration at a glance
	Supervisory Board report	144	Remuneration Committee
115	An interview with our Chair of the Supervisory Board	147	Board of Management remuneration
		163	Supervisory Board remuneration
118	Supervisory Board focus in 2024	166	Other information

3. Sustainability statements
168	Limited assurance report of the independent auditor on the Sustainability statements	194	Environmental
		195	Energy efficiency and climate action
	General disclosures	235	Circular economy
171	Basis for preparation	250	EU Taxonomy
173	ESG sustainability governance	259	Social
176	ESG sustainability at a glance	260	Attractive workplace for all
177	Our value chain overview	288	Responsible value chain
178	Impact, risk and opportunity management	297	Innovation ecosystem
		306	Valued partner in our communities
185	Contributing to the UN's SDGs	321	Governance
186	Metrics	322	ESG integrated governance
187	Reference table

4. Financial statements
	Consolidated financial statements	339	Consolidated statements of cash flows
332	Report of independent registered public accounting firm
		340	Notes to the Consolidated financial statements
334	Consolidated statements of operations
335	Consolidated statements of comprehensive income	383	Other appendices
		403	Definitions
336	Consolidated balance sheets	411	Exhibit index
337	Consolidated statements of shareholders’ equity

A definition or explanation of abbreviations, technical
terms and other terms used throughout this Annual Report
can be found in the Definitions section. In some cases,
numbers have been rounded for readers’ convenience.
This report comprises regulated information within the
meaning of articles 1:1 and 5:25c of the Dutch Financial
Markets Supervision Act (Wet op het Financieel Toezicht).
The sections Strategic report, Corporate governance,
Supervisory Board report and Sustainability statements
(except for the Limited assurance report of the
independent auditor on the Sustainability statements)
together form the Management Report.

In this report the name ‘ASML’ is sometimes used
for convenience in contexts where reference is
made to ASML Holding NV and/or any of its
subsidiaries, as the context may require.
References to our website and/or video
presentations in this Annual Report are for reference
only and none nor any portion thereof are incorporated
by reference in this report.
© 2024, ASML Holding NV. All Rights Reserved.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	5

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Special note regarding forward-looking statements
General
This Annual Report contains statements
relating to our business, expected results,
business and industry trends, environmental
targets, and other matters that are “forward-
looking” within the meaning of the Private
Securities Litigation Reform Act of 1995.
You can generally identify these statements
by the use of words like “may”, “will”,
“opportunity”, “potential”, “could”, “should”,
“project”, “believe”, “anticipate”, “expect”,
“plan”, “estimate”, “forecast”, “model”,
“aim”, “seek”, “intend”, “continue”,
“commit”, “target”, “future”, “progress”,
“goal” and variations of these words or
comparable words. They appear in a number
of places throughout this Annual Report and
include statements with respect to:
expected trends, plans, expectations,
strategies, priorities, goals, and outlook,
expected financial results, including
expected results for Q1 and full year 2025,
including expectations with respect to
revenue, gross margin, estimated annualized
effective tax rate, sales by market segment
and net service and field option sales and
expected drivers thereof, and other full year
2025 expectations and outlook,
expectations with respect to expected
revenue growth in 2026 and other
statements with respect to outlook and
expected drivers thereof, statements made
at our 2024 Investor Day, including revenue
and gross margin opportunity, model and
potential for 2025 and 2030 and annual
growth in sales 2025-2030 and expectations
on growth in semiconductor end markets,
statements made in the section entitled
“Long-term growth opportunities”, expected
capital expenditures, and R&D spending
targets and plans, expected business and
industry trends and outlook, including
expected semiconductor industry size and
trends and trends in markets served by our
customers, expected growth in the
semiconductor industry and ecosystem and
expectations of worldwide semiconductor
sales by 2030, expected GDP growth,
business environment trends, including
expected demand, utilization, inventory
levels, expected recovery in the
semiconductor industry and expected timing
thereof, expected growth in global wafer
capacity, expectations about the emergence
of AI and its expected impact on the
semiconductor market and expected trends
in AI, electrification and the energy
transition, expected growth in
semiconductor end markets and market
opportunity for 2025 and 2030 and outlook
CAGR from 2025 to 2030 and key drivers
and global trends expected to fuel
semiconductor growth in the longer term,
statements made in the section entitled
“Macroeconomic and geopolitical trends”,
plans to increase global semiconductor
capacity and expected growth in
semiconductor ecosystem, Moore’s Law
and continuation of shrink, including the
expectation of lithography remaining one of
the key drivers of Moore’s law, expected
trends in customer demand, export control
policy and regulations and expected impact
on us, our plans to increase capacity, and
expected or planned production capacity,
expectations with respect to systems being
operational in customer factories,
expectations about the use of our tools by
customers including expected timing of
high-volume production of systems, such as
Twinscan EXE, product roadmaps and
customer roadmaps, our expectation that
lithography will continue to be at the heart of
customer innovation, expected productivity
and other attributes and benefits of our
tools, our environmental, social, and
governance (ESG) and sustainability
strategy, plans, commitments and targets,
including emissions and waste reduction
aims, commitments and targets and our aim
for SBTi approval of certain of our targets
and our expectations about meeting or
being on track to meet these targets and
other ESG goals and targets, recycling and
refurbishment initiatives, energy-saving and
renewable energy use strategies and targets,
including plans and targets to achieve
greenhouse gas neutrality and emissions
reductions targets, our target to achieve
zero waste from operations to landfill and
incineration and target dates to achieve
those targets, assumptions underlying our
projections related to ESG targets and
reliance on suppliers to meet ESG goals to
enable us to meet our ESG goals, plans to
purchase renewable energy and carbon
credits, potential for semiconductors to
reduce greenhouse gas emissions, plans for
our systems to use less energy and our
energy savings plans, and diversity and
other ESG targets and commitments, capital
allocation policy and cash return and
dividend policy and statements about our
share buyback program and our proposed
dividend for 2025 and other non-historical
statements.
These forward-looking statements are not
historical facts, but rather are based on
current expectations, estimates,
assumptions and projections about business
and future financial results, and readers
should not place undue reliance on them.
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
Regarding emission reduction targets
This Annual Report contains statements
relating to our approach to and progress on
achieving certain energy efficiency and
greenhouse gas emissions reduction targets,
including our ambition to achieve
greenhouse gas neutrality.
References to “greenhouse gas neutral”
means remaining emissions, after ASML’s
efforts to reach its GHG emission reduction
targets, are compensated by the same
amount of metric tons of carbon credits that
are verified against recognized quality
standards.
Unless otherwise indicated, information
contained in this Annual Report concerning
greenhouse gas emission reduction targets
is based on our internal environmental
management system implemented to
monitor energy use and emissions, as well
as publicly available information, including
the guidance from the Greenhouse Gas
Protocol for the calculation of the GHG
emissions, the recommendations of the Task
Force on Climate-related Financial
Disclosures (TCFD) and certain conversion
factors.
Given that such data in the Sustainability
statements is derived from various sources,
is processed differently across our operating
subsidiaries and departments, and depends
on certain estimates and assumptions, there
is an inherent degree of uncertainty in the
estimations of such data. You are cautioned
not to give undue weight to such data.
Forward-looking information concerning
greenhouse gas emissions and greenhouse
gas neutrality are subject to qualifications
and the uncertainties as set forth under
“Special note regarding forward-looking
statements” in this Annual Report.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	6

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
We are a global innovator

	Why we exist – our purpose	What we try to achieve – our vision	What we uniquely do – our mission

As one of the leading innovators
in the semiconductor industry,
ASML has been helping
chipmakers push technology to
new limits and solve some of
society’s toughest challenges
since 1984. Together, our
hardware, software and
services provide a holistic
lithography approach to mass-
producing the patterns of
microchips.
We design and integrate
lithography systems with
computational tools, metrology
and inspection systems, and
process control software
solutions – helping chipmakers
achieve their highest yields and
best performance.

	Unlocking the potential of people and society by pushing technology to new limits.	We enable groundbreaking technology to solve some of humanity’s toughest challenges.	Together with our partners, we provide leading patterning solutions that drive the advancement of microchips.

We live by our values to drive success

	We challenge	We collaborate	We care

	By questioning the status quo and pushing boundaries, keeping technology moving forward.	By tapping into the collective potential of our ecosystem of customers, suppliers, partners and stakeholders, creating better solutions.	By acting with integrity and respect, and providing a safe, inclusive and trusting environment where our people can learn and grow.

Page 167 >
Read more about how we embed ESG
sustainability across our business.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	7

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Key facts and figures 2024
    Rounding differences may occur.

€28.3bn
Total net sales

€22.4bn Asia €4.5bn US €1.3bn EMEA
Read more on page 56 >
Page 167>

583
Net system sales (in units)

Read more on page 341 >

5,150
Total suppliers

1,600 in the Netherlands 750 in EMEA (excl. NL) 1,400 in North America 1,400 in Asia
Read more on page 288 >

€4.3bn
R&D costs

We innovate across our entire product portfolio through strong investment in R&D
Read more on page 297 >

44,027

Total employees (FTEs)
25,848 EMEA 9,699 Asia 8,480 US
Read more on page 259 >

€3.0bn
Returned to shareholders

Read more on page 337 >

32.8 kt
Scope 1 and 2 CO2e emissions

Read more on page 195 >

12.0 Mt

Scope 3 CO2e emissions

Read more on page 195 >

88%

Reuse rate of parts returned from field and factory

Read more on page 235 >

51.3%

Gross margin
Read more on page 56 >

60+

Locations

3

Continents

148

Nationalities

21%

Women in entire workforce (headcount)

Read more on page 259 >

86%
Customer satisfaction survey score
Read more on page 29 and page 47 >

€1,084

Amount invested per employee, including employee giving
Read more on page 306 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	8

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
In conversation
With our President, Chief Executive Officer and Chair of the Board of Management
Christophe Fouquet

We are committed to powering people and technology forward with you.”
Christophe Fouquet
President, Chief Executive Officer and Chair of the Board of Management

At the 2024 AGM, Christophe Fouquet was appointed President, Chief
Executive Officer and Chair of the Board of Management of ASML,
succeeding Peter Wennink and Martin van den Brink. In this Q&A session, Christophe outlines the key achievements of the last 12 months, his priorities as the company continues to grow rapidly, and his expectations for the years ahead.

Q	Looking back at the year, what were the standout moments?
In 2024, we celebrated the 40th anniversary
of ASML, and while this was a moment for
us to come together to reflect on the past, it
was also an opportunity to look ahead.
ASML was once a small, obscure company
that nobody had heard of, but its role in our
industry and in society has changed
dramatically over the last four decades.
Driven by our strong relationships with our
customers, who are always our top priority,
we have grown to become an undeniably
important global company – but of course,
ASML cannot and will not stand still. There
is always more that can and must be done.
As we expected, 2024 was a year of
transition – not only in terms of the
leadership team, but also from a market
point of view. The business again performed
very well, as we explain in detail elsewhere
in this report, growing sales to €28.3 billion,
up by 2.6% over 2023. Our gross margin
was 51.3%, similar to last year and we paid
dividends totaling €2.5 billion, while our
backlog stands at around a healthy €36
billion.

There were many! This was a period when
we installed the industry’s first High NA
extreme ultraviolet (EUV) lithography
system, achieved financial performance in
line with expectations, delivered on our
environmental, social and governance (ESG)
commitments and continued to lay down
plans that will ensure that ASML maintains
and extends its standing as one of the
world’s great technology companies.
As many stakeholders have told me, the
transition from Peter and Martin to me was
as smooth as a Formula One pit stop, and
I thank them both for their support. Great
credit is due for their astonishing legacy of
innovation which is helping the world rise to
its biggest challenges, from climate change
and the energy transition to unleashing the
full benefits of artificial intelligence (AI).

Celebrating the 40th anniversary of ASML

EUV Extendibility
+150%
-30%
-50%

ASML

TWINSCAN NXE:3800E

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	9

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
In conversation (continued)
With our President, Chief Executive Officer and Chair of the Board of Management
Christophe Fouquet

Q	What were the major innovations that helped ASML push technology forward?
Innovation is the heartbeat of our company,
and in 2024 it was very pleasing to finalize
the first installation of our High NA EUV
system (TWINSCAN EXE:5000) at one of
our major customers. Ten years in the
making, High NA EUV (EUV 0.55 NA) has
been a huge investment for ASML and
demanded seamless collaboration with
partners and customers who have invested
in the next generation of tools. We are very
happy that High NA EUV is now operational
and playing its part in moving Moore’s Law
forward.

We’ll continue to enable many of the solutions that are transforming our planet.”
Christophe Fouquet
President, Chief Executive Officer and Chair of the Board of Management

However, serving customers well requires
more than just the latest and greatest
products – it also means focusing on all the
other essential yet less newsworthy
innovations that are so important to our
customers. It gave us real satisfaction to ship
the first TWINSCAN NXE:3800E, increasing
productivity by more than 35% as compared
to its predecessor, the TWINSCAN
NXE:3600D, and also to take a major step in
deep ultraviolet (DUV) with the shipment of
the first TWINSCAN NXT:870B, which delivers
major progress on productivity, overlay and
cost per exposure compared to its
predecessor, the TWINSCAN NXT:870.
There are many other examples of how our
innovations are continuing to deliver
demonstrable improvements for our
customers – in areas from immersion
lithography systems to metrology, control
solutions and multibeam technology.

Q	Where do you see future growth coming from?
As we shared at the 2024 Investor Day,
during the last 12 months AI has come to
life and proved itself to be a major force.
It is going to drive new applications and
growth in the next five to ten years – there’s
no doubt about this, and a lot of our peers
in the industry have also expressed
similarly bullish views about the opportunity
ahead. Today, its impact is mainly evident
in the sales of very advanced servers
and high-power computing. But we expect
that there is a lot more to come – we
don’t know exactly in what form, or
when and how, but it will for sure be
a very important factor for our industry,
with transformational and positive
consequences for ASML and for society.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	10

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
In conversation (continued)
With our President, Chief Executive Officer and Chair of the Board of Management
Christophe Fouquet

The more diverse the people we welcome to ASML, the more opportunities we have to enrich what we do every day.”
Christophe Fouquet
President, Chief Executive Officer and Chair of the Board of Management

If I look at the future growth of ASML, then of
course lithography remains one of the key
drivers of Moore’s Law, and we believe this
will continue to be true for many, many years.
At the same time, as we realized several
years ago, 2D shrink is becoming more and
more difficult. This is not necessarily because
of limitations in lithography, but because we
have almost reached the limitations of the
transistors that our Logic and Memory
customers are using. In order to continue to
make progress on 2D shrink, we need
architecture and device innovation. That
means 3D front-end integration, which will in
turn present a growth opportunity for us –
because 3D integration depends on bonding
and this requires holistic lithography. I think
that 3D integration is set to be an increasingly
important complementary technology, or set
of technologies, to 2D shrink.

Q	Stakeholders are integral to ASML’s success. How do you engage and collaborate with them?
Our stakeholder relationships – with
customers, employees, suppliers,
shareholders and society – are incredibly
important to us and we work hard to create
and maintain strong relationships with them.
Trust is an essential part of partnership, and
while we’ve successfully focused on
building trust with our customers, we are
now striving to extend that notion to all of
our stakeholders. That means sharing our
future vision, being transparent about what
comes next and how a particular
stakeholder can play a role.

Regular customer engagement helps us to
understand our customers’ needs and can
shape our technology development to meet
them – fostering collaboration that not only
enhances customer satisfaction but also
supports our market position. We could not
meet customer needs without the support
of our suppliers, who provide essential
components and materials, and help us
maintain the high quality and reliability of
our products. Strong partnerships with
suppliers also promote innovation, enabling
us to develop cutting-edge solutions
together. Ultimately, the success of our
customers and the strength of our supply
chain are intertwined, making both groups
absolutely central to our business strategy.

Engagement with broader society, including
local communities and governments in the
regions around the world we operate in, is
equally important. For example, we are
engaging and investing proactively in the
region around our Veldhoven headquarters,
working hand in hand with the community.
In fact, there has been a significant
discussion this year about strengthening the
industry in the Brainport Eindhoven region
and the Netherlands, through partnerships
and funding from authorities and industry
that are designed to create societal
solutions and fuel future economic growth in
a responsible way. By collaborating with the
Brainport Eindhoven community, we can
build a future that works for ASML as well
as for the broader society.
We also want to partner with the government
in order to address some of the complex
geopolitical questions that we face. As a global
company that is also a Dutch and European
champion, we need to work alongside our
government to help us move forward, to
ensure our interests are represented and to
shape an outcome that is good for Europe,
for the Netherlands and for ASML.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	11

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
In conversation (continued)
With our President, Chief Executive Officer and Chair of the Board of Management
Christophe Fouquet

Q	Sustainability is an important topic for all stakeholders. How is ASML performing?
The technology sector can fundamentally
support other industries and society to
achieve critical ESG targets. For example,
the industry will require major innovation to
reduce cost and energy consumption
related to AI – this will drive collaborative
advancements that benefit the entire
ecosystem. We have the chance to
contribute in ways beyond what we do here
at ASML. Some of these ways are
showcased in case studies throughout this
report, and they are a real source of pride
and motivation for a lot of our people.
I’m pleased with the progress we have
made on scope 1, 2 and 3 emissions. I
believe our environmental programs are
strong and meaningful, and put us and our
industry well ahead of many other
industries. For the first time, we shipped a
DUV system and a metrology system via
sea instead of air in 2024. This is a relatively
minor example of how we’re addressing
ESG, but it shows how wide we cast the net
when looking for ways to make a difference.
For us, ESG has never been a fad or a
fleeting fashion. It is simply the right thing to
do – not only for ASML, but for everybody
else too. As you can see from the extensive
Sustainability statements section in this
Annual Report, the ASML team has done a
tremendous job preparing for the newly
announced ESRS (European Sustainability
Reporting Standards) reporting
requirements. We are reporting as of this
year in accordance with those ESRS
requirements – an extraordinary
achievement.

The technology sector can fundamentally support other industries and society to achieve critical ESG targets.”
Christophe Fouquet
President, Chief Executive Officer and Chair of the Board of Management

Q	What are your top priorities for 2025 and beyond?
A key priority is to continue to align with
our customers’ roadmaps. Our customers
face a lot of difficult choices in the next few
years – and they have to make sure that the
technology they choose can deliver the
outcomes they need. We’re aware that the
move to the next technology in our
lithography systems could potentially come
with very high costs for our customers.
Our task – and our opportunity – is to
understand how we can help them, and to
develop products and services that will
enable them to achieve their quality goals
at the lowest possible risk and the lowest
possible cost. For me this is crucial, and it
is a key priority on the technology side.
As always, we focus on our people, and
specifically on how we can help them to
take ASML to new levels. In recent months,
I’ve stressed the importance of everybody
at ASML taking ownership of what they do.
I’ve also explained that to enable people to
own their actions, we need greater
simplification.

These two threads have become a crusade
that will be increasingly evident in the
months ahead. The combination of
ownership and simplification is a powerful
engine that will help our people innovate
better and more.
Another important mission is to make sure
that everybody feels that ASML is a place
where they can realize their full potential.
This has been a challenge in the last few
years due to our rapid growth and the huge
increases in headcount. But now we’re
redoubling our efforts – we’re committed to
making sure that ASML is somewhere that
talented people have space to be creative,
where they can collaborate with highly
skilled colleagues and take us to the next
level of innovation.

Q	How can the ASML culture support you in achieving those aims?
Without doubt, it has a major role to play.
A lot has changed over the last 40 years.
The industry has moved on, customer
expectations have ramped up, and the
opportunities for technology have
exploded. And while our culture and
diverse workforce has been instrumental in
getting us to where we are today, we need
to constantly raise the bar and make sure it
is totally aligned with the task ahead.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	12

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
In conversation (continued)
With our President, Chief Executive Officer and Chair of the Board of Management
Christophe Fouquet
So our aim is not just to maintain this culture

Over the next few pages we share how we’re powering technology forward.
– we want to enrich it. By that I mean we
have to be a lot better in every aspect of
what we do, with the emphasis on flexibility,
time to market, cost, quality, ownership and
simplification. While it is the job of ASML’s
leadership to create and support this new
enriched culture, it is also the responsibility
of every single employee in the company.
This must be an evolution, not a revolution,
and it goes back to one of our core values:
challenge. We need to challenge our own
culture, retaining the best elements while
adding in new ones in order to be an even
better company. This becomes even more
important as our headcount grows and new
employees join ASML.
Diversity will continue to have a big part to
play because it enables us to look at things
from a range of different perspectives. This
is something we’ve done with great success
for many years.
The challenge is that sometimes inclusion
does not come as naturally as diversity. Put
simply, we need to do more to make
everybody – regardless of background or
culture – feel at home and welcome. ASML
is a place that can turn any difference into
an asset.

Q	What’s the business outlook for 2025?
Looking at the big picture, the long-term
outlook for our industry is very strong
despite the continuing geopolitical
tensions, with semiconductors playing a
major role as mission-critical enablers of
multiple megatrends in society.
Although the rest of the market is
recovering more slowly than anticipated,
the emergence of AI is a significant
opportunity. We expect that global
semiconductor sales will grow by 9%
compound annual growth rate over the
period 2025 to 2030 and passing the
$1 trillion mark in 2030. The industry will
require major innovations to address the
need to improve cost and energy
consumption on AI, and this will require
further boosting the industry roadmap.

As always, the period ahead will see our
customers remaining at the center of ASML
strategy – and we believe that lithography
will continue to be at the heart of their
innovation processes. Even for advanced
chip manufacturing processes, lithography is
still the best way to drive down costs and
energy consumption.
ESG will also remain a key factor in
everything we do. In recent years, we have
worked very hard with our partners to make
sure that our industry as a whole can lead
the way on ESG. We have already taken
huge strides, and we are committed to
collaborating with our customers and our
suppliers in order to make sure that we
achieve the commitments we have made.
I would like to end by paying tribute to the
skills and commitment of our people.
Everything we have discussed here – all the
innovation, growth and other achievements –
is only possible because of our team. All our
stakeholders recognize that our employees
are our greatest strength. When we decide
to do something, we get it done – and I want
to thank everybody at ASML for getting it
done, time and time again, not just over the
past 12 months, but throughout the last 40
years. Together, we can look forward to
achieving even more in 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	13

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Powering technology forward...
customers
with

We’ve transformed our business to get closer to our
customers – increasing their voice throughout the
business, creating a cross-functional team empowered
to make decisions quickly in the field, and improving
the performance of our installed base. Read more about
what we hope to achieve – and how we’re balancing
innovation with delivering quality – in this Q&A with Jim
Koonmen, Executive Vice President and Chief
Customer Officer at ASML.

Read now

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	14

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Powering technology forward...

with

With the semiconductor industry projected to grow to $1 trillion in sales by 2030, ASML will need to grow to meet customer and market demand – and our new people strategy sets out how we’ll do that.
Read more about how we’re setting ourselves up for future success – without losing the essence of what made us the company we are today – in this Q&A with Cristina Monteiro, Head of Human
Resources & Organization at ASML.

Read now
our people

The world inside and outside ASML is getting more complex
ASML product portfolio
1998
2024
2032

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	15

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Powering technology forward...

Our systems comprise thousands of parts, most of which come from our suppliers – they are an essential part of our innovation ecosystem.
Read more about how we’re better aligning with our suppliers –
ensuring they can keep pace with our growth trajectory, while supporting their own – in this Q&A with Wayne Allan, Executive Vice
President and Chief Strategic Sourcing & Procurement Officer at ASML.

Read now
suppliers
with

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	16

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Powering technology forward...
partners
with

In 2024, imec, a world-leading research and innovation hub in nanoelectronics and digital technologies, and ASML opened the High NA EUV Lithography Lab in Veldhoven, the Netherlands, which is jointly run by ASML and imec. It marks a milestone in preparing High NA EUV lithography for accelerated adoption in mass manufacturing.

Read now

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	17

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Powering technology forward...
local
communities
with

We value the support and contribution of the communities we’re part of, and we feel a responsibility and a desire to give back to them. True to our mantra – Small acts. Big impact. Thrive together – ASML employees worldwide are playing a vital role in making an impact.
Watch how we’re providing technical training for people with refugee backgrounds in the Netherlands, supporting food banks in Taiwan, and mentoring young people in the US.

Watch now

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	18

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our business

19	Our holistic approach to lithography
22	Our products and services
29	Supporting our customers
30	Driving innovation
35	Our marketplace
41	Our business strategy
43	Our business model
46	Engaged stakeholders

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	19

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our holistic approach to lithography
Lithography technology – using

What is edge placement error (EPE)?

Creating a microchip involves the
patterning of tiny features in precise
locations. EPE is the difference between
the intended and the printed features of
the layout of a microchip. Take, for
example, a line with right and left edges –
on a microchip, this line and its edges
must be precise and placed in exact
locations. Any deviation, no matter how
slight, can result in misalignment, or an
EPE. If one or more EPE issues crop up in
the microchip production flow, the device
is subject to shorts, which could cause
the entire chip to fail.

light to print tiny patterns on
silicon – is fundamental to the
mass production of microchips.
Our holistic approach is based
on integrating our lithography
systems with a set of products
that optimize production of
microchips and enable
affordable shrink.
The semiconductor industry is driven by
affordable shrink – the ability to make
smaller, more energy-efficient transistors at
the right cost. Reducing their size means
more transistors can be packed into a given
area of a microchip, increasing functionality
and improving performance.
Microchips are made by building up
complex, interconnected patterns of
transistors, layer by layer, on a silicon wafer
– a process ASML’s lithography systems are
central to. A lithography (more formally
known as ‘photolithography’) system is
essentially a projection system, with light
projected through a blueprint of the pattern
that will be printed (known as a ‘mask’ or
‘reticle’). With the pattern encoded in the
light, the system’s optics shrink and focus
the pattern onto a photosensitive silicon
wafer. After the pattern is printed, the
system moves the wafer slightly and prints
another copy.
Lithography is a key driver for shrink.
It determines the smallest feature sizes that
can be printed on a chip, and therefore the
number of transistors and the performance.
To achieve shrink, lithography has to use
shorter wavelengths of light and larger
numerical apertures, as well as other
advanced techniques such as immersion
lithography – which allows chipmakers to
print even smaller features with the same
wavelength of light by projecting the light
through a layer of water between the lens
and the wafer – and multiple patterning.
As patterning gets smaller, our lithography
systems become increasingly complex. And,
as chipmakers print ever-smaller patterns,
they face unprecedented engineering,
material, constructional and manufacturing
challenges. Many sources of variation and
error can hinder the lithography process and
must be controlled to ensure chips are
produced with the required precision, in high
volumes, as fast as possible and at the
lowest cost.
To help our customers understand and
correct for potential issues that could cause
variations or errors, we provide them with
support and solutions at every stage of the
chipmaking process, from early design and
development to high-volume production.
We do this by taking a holistic, integrated
approach to lithography that enables
customers to optimize the system setup and
process window for high-volume
manufacturing – helping them achieve their
highest yields and best chip performance.
Our holistic approach helps minimize any
deviation between the intended and printed
features of a microchip layout (so-called
‘edge placement error’ – see box),
optimizing the lithography system’s
performance, stability and yield – including
maximizing the number of good wafers per
day – and enabling ever-smaller chip
features.

ASML holistic lithography
Microchip manufacturing
Wafer in
1 Deposition
2 Photoresist coating
3 Lithography
4 Baking, developing and etching
5 Ion implantation
6 Removing photoresist
Wafer out
Computational lithography
Lithography systems
Metrology and inspection
Computational lithography
Data
DUV and EUV lithography systems
DUV and EUV system control
Pre-etch optical metrology
Data
Baking, developing and etching
(non-ASML process)
Post-etch optical metrology
Data
Post-etch e-beam metrology and inspection
Data

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	20

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our holistic approach to lithography (continued)

Creating value in our customers’ fabs

Because lithography is a critical step in the
chip manufacturing process where the wafer
is processed die by die – and therefore
has a greater impact on performance than
any other – ASML’s technology is pivotal
in our customers’ semiconductor
fabrication plants (or ‘fabs’). Our holistic
approach helps increase lithography
systems’ availability, reduce overall costs,
and optimize yield for our customers.

Steps in the microchip manufacturing process:

1.Deposition – The first step is typically to deposit
different materials – such as metals/conductors,
insulation films and semiconductors – onto a
silicon wafer.
2.Photoresist coating – The wafer is then coated
with a light-sensitive layer called a photoresist.
3.Lithography – Light is projected onto the wafer
through a reticle. Optics shrink and focus the
reticle pattern. This pattern is then printed onto
the wafer when the resist layer is exposed to light.
4.Baking, developing and etching – The wafer is
baked and developed to make the pattern
permanent, with a pattern of open spaces. Reactive
gases are used to etch away material from the
open spaces, leaving a 3D version of the pattern.
5.Ion implantation – The wafer may be bombarded
with positive or negative ions to tune the
semiconductor properties.
6.Removing photoresist – After the layer is etched or
ionized, the remainder of the photoresist coating that
was protecting areas not to be etched is removed.
The entire microchip manufacturing process – from
start to tested and packaged device, ready for
shipment – can take half a year, depending on the
complexity of the microchip.

EUV: 0.55 NA / 0.33 NA
DUV: ArF immersion, ArF, KrF, i-line
Lithography scanner with advanced control capability
Process window prediction and enhancement
Process window control
Our holistic approach
Computational lithography
Optical metrology, e-beam metrology and inspection
Process window detection
Computational lithography
Metrology and inspection

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	21

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our holistic approach to lithography (continued)

Maximizing the process window
Our holistic approach to lithography integrates a set of products – enabling chipmakers to develop, optimize and control the semiconductor production process.

Lithography and all other stages in the microchip
manufacturing process must be closely aligned for an
optimal result. Within lithography, the process window
is the collection of acceptable variations of process
parameters that allow a microchip to be manufactured
and to operate under desired specifications.
By incorporating computational lithography,
metrology and inspection, ASML’s holistic lithography
portfolio enables customers to maximize the
process window – keeping lithography systems
stable in a high-volume manufacturing setting, which
leads to a higher yield with more good wafers per
day. Lithography is the only step in the microchip
manufacturing process in which in-line adjustments
can be made to optimize performance.
It would be impossible for our lithography systems to
manufacture chips at such increasingly small
dimensions without the software we develop. Our
system and process control software products enable
automated control loops to maintain optimal operation
of lithography processes and therefore maximize
yield. As a result, our lithography systems are a
hybrid of high-tech hardware and advanced software.
Our development teams work across a range of
coding practices, providing innovative solutions to the
intricate problems affecting the chipmaking systems
at the heart of the semiconductor industry.

Computational lithography is
used to predict and enhance
the process window of
our lithography systems
by calculating the optimal
settings, depending on the
specific application. This takes
place in the research and
development phase, before a
lithography system goes into
high-volume manufacturing.
We have a suite of optical
and e-beam wafer metrology
and inspection products
that control the process
window and help ensure
that the lithography system
operates optimally in the fab
environment.

Forty years of progress
1980s
1990s
2000s
2010s
2020s
Wavelength
g-line
436 nm
UV
i-line
365 nm
UV
KrF
248 nm
DUV
ArF
193 nm
DUV
EUV
13.5 nm
NA 0.33
EUV
13.5 nm
NA 0.55
ArF immersion
193 nm
DUV
Resolution
900 nm
450 nm
110 nm
65 nm
38 nm
13 nm
<8 nm

TWINSCAN NXE:3800E ▶

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	22

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our products and services
Our comprehensive product

Extreme ultraviolet (EUV) lithography systems

New for 2024: Our new NXE:3800E system boosts productivity and reduces error

In 2024, we installed the first TWINSCAN
NXE:3800E systems. This system is the
successor to the TWINSCAN NXE:3600D
and includes a higher-power light source, a
new wafer handler and faster wafer stages.

It increases productivity by more than 35%
– up to 220 wafers per hour (wph),
compared to 160 wph using the NXE:3600D
– while driving consistent overlay accuracy
across different tools (matched machine
overlay) down to 0.9 nm, compared to 1.1
nm with the NXE:3600D.

portfolio is aligned to our
customers’ roadmaps, delivering
lithography solutions in support
of all applications, from advanced
to mainstream nodes.
Using EUV light at a wavelength of 13.5 nm,
our EUV lithography systems make it
possible to print the smallest features on
microchips at the highest density – they are
used for the most intricate, critical layers on
the most advanced microchips. They also
help simplify our customers’ manufacturing
processes, compared to complex multiple-
patterning strategies using deep ultraviolet
(DUV) immersion systems. ASML is currently
the world’s only manufacturer of EUV
lithography systems.
TWINSCAN NXE platform (EUV 0.33 NA)
Our TWINSCAN NXE platform, with a
numerical aperture (NA) of 0.33, was first
introduced to customers in 2013 and is now
widely adopted in high-volume
manufacturing by our major customers.
It extends our customers’ Logic and Memory
roadmaps by delivering improvements in
resolution, productivity and overlay (layer-to-
layer alignment) performance, enabling year-
on-year cost reductions. Our EUV product
roadmap is intended to drive affordable
scaling to 2030 and beyond.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	23

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our products and services (continued)

Extreme ultraviolet (EUV) lithography systems
TWINSCAN EXE platform (EUV 0.55 NA)
High NA EUV, with an NA of 0.55, is an
evolutionary step in EUV technology,
introducing a novel optics design and
significantly faster reticle and wafer stages.
Our new TWINSCAN EXE platform offers
chipmakers a critical dimension (the smallest
feature that can be printed) of 8 nm. When
compared with the TWINSCAN NXE
systems, this means they can print
transistors 1.7 times smaller – and therefore
achieve transistor densities 2.9 times higher.
These enhancements offer considerable
benefits to our customers, enabling
lithography simplification for future nodes,
higher yields and decreased defect density
for both Logic and DRAM. EUV 0.55 NA will
help our customers extend their shrink
roadmap and minimize double or triple
patterning compared with 0.33 NA, leading
to reduced patterning complexity, lower risk
of defects and a shorter cycle time.
In addition, the EXE platform has been
designed to maximize commonality with the
NXE platform to drive cost reduction, speed
up the development of new solutions and
optimize future reuse. Currently, they have a
common wafer stage and source module.
Our future systems will further extend this
commonality with the ultimate goal of having
a common platform early next decade that
will only differentiate between systems from
an optics point of view.
We expect our TWINSCAN EXE platform to
start supporting high-volume manufacturing
in 2026 and have received purchase orders
from all our major EUV customers for the
delivery of the TWINSCAN EXE:5200B
systems – high-volume EUV production
systems with 0.55 NA and a higher number
of wafers per hour.

New for 2024: High NA EUV success with our TWINSCAN EXE:5000
To prepare High NA EUV (0.55 NA) for
high-volume manufacturing, the first
operational prototype was made available
to chipmakers in the new ASML-imec High
NA EUV Lithography Lab at our Veldhoven
campus (the Netherlands). Two more
TWINSCAN EXE:5000 systems were
assembled and installed at an Intel plant
near Hillsboro, Oregon (US), and a fourth
system was shipped to a customer in Asia.
In April 2024, the High NA EUV system in
Veldhoven printed the first-ever 10 nm
dense lines, with imaging done after
optics, sensors and stages completed
coarse calibration (see image on the right).
This important milestone showed the
system is functioning, though not at full
performance
in a high-volume
manufacturing
environment yet.
The TWINSCAN EXE:5000 EUV system is the
first in a new generation of machines that will
provide 8 nm resolution to support advanced
Logic and Memory chip production. It allows
chipmakers to reduce process complexity in
high-volume manufacturing by using single
instead of multiple patterning. This increases
wafer output in customer fabs by reducing
production cycle time. The technology will
enable multiple future chip architectures,
starting at the 2 nm Logic node and followed
by Memory nodes at a similar transistor density.

TWINSCAN NXT 2150i ▼

ASML
Optics by Carl Zeiss
TWINSCAN
NXT: 2150i

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	24

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our products and services (continued)

Deep ultraviolet (DUV) lithography systems

New in 2024
DUV lithography systems are the
workhorses of the industry, producing the
majority of layers in microchips. Supporting
numerous market segments, we offer
immersion as well as dry lithography
systems, using a range of light sources to
offer all wavelengths currently used in the
semiconductor industry: argon fluoride (ArF)
lasers for 193 nm wavelength, krypton
fluoride (KrF) lasers for 248 nm and mercury
vapor discharge lamps (i-line) for 365 nm.
Our systems lead the industry in
productivity, imaging and overlay
performance to help manufacture a broad
range of semiconductor nodes and
technologies, and support the industry’s
cost- and energy-efficient scaling.
Immersion systems (NXTi platform)
ArF immersion lithography maintains a thin
layer of water between the lens and the
wafer. Using the refractive index of water to
increase NA improves resolution to support
further shrink. Our immersion systems are
suitable for both single-exposure and
multiple-patterning lithography, and can be
used in seamless combination with EUV
systems to print different layers of the same
chip.
The TWINSCAN NXT:2150i is a dual-stage
DUV immersion lithography system with a
193 nm ArF light source and a numerical
aperture (NA) of 1.35 – the highest in the
semiconductor industry right now. It offers
better overlay and imaging performance at
higher productivity (up to 310 wafers per
hour) compared to the TWINSCAN
NXT:2100, and with less process
complexity.
Dry systems (TWINSCAN NXT and
TWINSCAN XT platform)
Not every layer on a chip has to be
produced by the most innovative immersion
lithography systems. While some more
complicated layers do require more
advanced lithography systems, others can
often be printed using ‘older’ technology
such as dry lithography systems.
With our dry systems product portfolio, we
aim to offer our customers more cost-
effective solutions for all wavelengths.

ASML
Optics by Carl Zeiss
TWINSCAN
XT:400M
TWINSCAN XT:400M ▲

PAS 5500 ▼

ASML

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	25

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our products and services (continued)

Deep ultraviolet (DUV) lithography systems

New in 2024

Refurbished systems
The expected growth of the mainstream
semiconductor market requires an increase
in global lithography capacity – particularly
in 200 mm (or 8-inch) wafer fabs, where
approximately half of all mainstream node
products are manufactured today. To help
meet this need, we shipped our first
TWINSCAN XT:400M – the successor to
the TWINSCAN XT:400L – in April 2024.
This dual-stage i-line dry lithography
system prints 200 mm and 300 mm wafers
with ≤ 20 nm overlay across the entire
wafer, increasing productivity in mature-
technology markets.
The TWINSCAN NXT:870B is our latest KrF
system that not only aims to set new
productivity records – 400 wph compared
to the 330 wph of its predecessor, the
TWINSCAN NXT:870 – but will also feature
a significant improvement in overlay and
cost per exposure.
We continue to innovate in productivity,
cost of ownership and performance across
our TWINSCAN NXT and TWINSCAN XT
product lines (ArF, KrF and i-line) for 200
mm and 300 mm wafer sizes.
Our refurbished products business
refurbishes and upgrades our older
lithography systems to extend their lives,
and offers associated services and support.
We currently offer refurbished PAS 5500 and
first-generation AT, XT and NXT systems.
ASML systems have a very long operational
lifetime that often exceeds their role at the
initial customer – remarkably, 95% of the
systems we have sold in the last 30 years
are still in use. Many customers are able to
generate value by selling systems they
no longer require. To support this
sustainable product use and ensure used
systems still deliver the quality ASML stands
for, we are actively involved in the used-
system market.
Read more in Sustainability statements –
Environmental – Circular economy

New in 2024: NXT refurbishment

In 2023, after years of refurbishing PAS
and XT systems, we expanded our
refurbished systems portfolio by adding
NXT systems. We shipped the first
refurbished NXT 1980Di system from our
TWINSCAN factory to a customer in
2024, addressing a specific market
segment that requires it.
While we continue to produce new NXT
systems, the NXT 1980Di refurbishment
represents an impressive enhancement to
our portfolio, utilizing a new industrialized
approach for volume, efficiency, quality
and cost.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	26

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our products and services (continued)

Metrology and inspection systems

New in 2024
Our metrology and inspection systems
enable chipmakers to accurately measure
the printed patterns on wafers, ensuring
they align with the intended designs. Our
comprehensive portfolio supports
chipmakers in optimizing patterning
throughout every stage of the
manufacturing process, from research and
development to mass production.
These systems are a key element of our
holistic approach to lithography. They
produce data at the speed and accuracy
needed during high-volume manufacturing
to enable our process control software
solutions to create automated feedback
control loops. This optimizes the lithography
system settings for each exposure to
reduce edge placement error (EPE),
widening the process window to
achieve the highest yield and
best performance.
Optical metrology
Our YieldStar optical metrology systems
allow chipmakers to assess the quality of
patterns on the wafer in volume production,
through fast, accurate overlay
measurements. We offer two categories of
YieldStar systems for use before and after
‘etching’ (the stage when the material in
any open spaces is removed to reveal the
3D version of the patterns on the wafer).
Pre-etch metrology measures the overlay
and focus of the lithography system and
the pattern printed on the photoresist.
Post-etch metrology measures the overlay
and critical dimension (CD) of the final
patterns formed on the wafer.
In 2024, we shipped the first 'early
access' YieldStar 1390 – our next-
generation standalone in-device
metrology system. It is used for post-
etch overlay measurements, enabling the
inspection of device structures with more
accuracy and higher speeds than
scanning electron microscope (SEM)
solutions. This supports very high
sampling densities, driving more
advanced process window control loops
that improve the overlay performance
and yield of the whole semiconductor
manufacturing process, while reducing
the cost of ownership significantly for
metrology.
In 2024, we shipped our 1,000th
YieldStar system, marking a significant
milestone since the first YieldStar (250D)
was shipped to customers in 2008.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	27

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our products and services (continued)

Metrology and inspection systems

New in 2024
E-beam metrology and inspection
Our HMI high-resolution electron beam (e-
beam) systems provide critical dimension
(CD) and edge placement error (EPE)
metrology and defect detection, for chip
development and production monitoring at
high throughput. This capability enables our
customers to identify and analyze individual
chip defects among millions of printed
patterns, significantly enhancing process
control.
While e-beam solutions were historically too
slow to monitor volume production
processes, we have increased the
throughput to now uniquely offer e-beam
solutions for use in high-volume
manufacturing (HVM) as well as the R&D
phase, which involves extensive testing,
validation and fine-tuning to optimize the
complete microchip manufacturing process
for reliable, high-yield mass production.
We offer two types of solutions to support
R&D and HVM. E-beam metrology is used to
monitor CD and EPE data at resolutions
necessary for the implementation of EUV
lithography, while e-beam inspection is used
to monitor voltage contrast and physical
defects for in-line process control.
Our groundbreaking multiple e-beam
(multibeam) inspection systems leverage
several of ASML’s core technologies:
advanced electron optics, advanced stages
and computational technology. They operate
at substantially higher throughput and lower
cost of ownership, enabling broader
adoption of multibeam voltage contrast and
physical defect inspection for in-line
monitoring in mass production.
We continue to extend technology
leadership in voltage contrast inspection and
physical defect inspection with the widely
adopted single-beam platform. The HMI
eScan 460 is our latest single-beam
inspection system, delivering higher
resolution and faster throughput to capture a
wide range of voltage contrast defect types.
The HMI eP5 XLE is our new high-resolution
physical defect inspection system capable
of a wide range of landing energies to detect
buried and sub-surface defects in 3D
devices.
Our single-beam metrology systems offer
high-resolution and large field-of-view
capabilities with metrology application
software, enabling local and global CD and
EPE measurements for EUV patterning
process characterization and in-line
monitoring and control.
In 2024, we shipped a number of HMI
eScan 460 and HMI eP5 XLE single-beam
inspection systems to customers
worldwide to support their advanced node
development and production.
Our first-generation multibeam system
HMI eScan 1100 with 25 beams has
demonstrated on average a 12x
throughput advantage over single-beam
systems in voltage contrast inspection use
cases at Logic and DRAM customers. The
higher throughput enables larger wafer
area coverage for effective capturing of
defect fingerprints, creating a strong
customer pull for system shipments for in-
line process monitoring in R&D and high-
volume manufacturing.
We have released our next-generation
high-resolution e-beam metrology system
HMI eP6 for large-volume metrology
applications and continued to ship eP6
systems to customers in 2024. eP6 has
demonstrated metrology performance
improvements over eP5 on customer
wafers, with 50% improvement in
precision, about 70% improvement in
distortion (critical for EPE measurement)
and 40% improvement in throughput.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	28

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our products and services (continued)

System and process control software

Computational lithography

Managing our installed base system

New in 2024

Computational lithography is advancing
rapidly, focusing on enhancing the
performance of lithography processes
used in semiconductor manufacturing.
Recent developments include improved
algorithms for optical proximity correction
(OPC) and source-mask optimization
(SMO), which enhance pattern fidelity and
resolution. Machine-learning techniques
are increasingly being applied to predict
and mitigate manufacturing variations,
leading to better yield and efficiency.

Taking advantage of the flexibility of our
lithography systems, our system and
process control software products enable
automated control loops to maintain optimal
operation of lithography processes, thereby
maximizing yield. Using powerful algorithms,
they analyze metrology and inspection data
and calculate necessary corrections for each
individual exposure. This provides a
feedback loop to the lithography system to
minimize EPE in subsequent wafer lots.
Our roadmap aims to apply more powerful
algorithms with higher-order corrections to
enable our customers to continue improving
EPE performance.
Our virtual computing platform (VCP) brings
together all the data from lithography and
metrology systems, enabling the latest
ASML applications and enhancing
transparency and collaboration. VCP
manages peak loads and handles ever-
increasing data speeds and volume with
more computing power and storage in a
modern and resilient software architecture.
During lithography, diffraction of the light
and physical and chemical effects in the
photosensitive layer distort the image the
machine is trying to print. Think of this like
trying to draw a fine line with a broad watercolor
paint brush – it smudges in many places.
By using computational lithography we can
predict and enhance the process window of
our lithography systems by calculating the
optimal settings for each specific
application. During the R&D phase, our
customers rely on computational lithography
to optimize the imaging conditions of our
lithography system.
In addition, they develop the recipes to
optimize reticle patterns to achieve the best
pattern fidelity, which will be applied to each
and every new reticle during high-volume
manufacturing to ensure robust,
manufacturable designs that deliver high
yields. Insights from computational
lithography solutions are also increasingly
used to guide metrology and inspection,
increasing throughput and enabling more
precise process monitoring and control in
high-volume manufacturing.
Our computational lithography solutions are
based on accurate computer simulations of
the lithography system and process,
representing a wide variety of physical and
chemical effects. With these simulations, we
can predict how a designed pattern will
appear when printed on a wafer.
We are increasingly using machine-learning
techniques to further enhance the accuracy
of models and reduce the computational
time and cost. Our roadmap aims to apply
more powerful algorithms with higher-order
corrections, to enable our customers to
continue improving EPE performance.
Our installed base continues to grow,
comprising not only new systems but
refurbished ones with new owners in new
markets and applications as well. To provide
our customers with the best value
proposition, we offer an extensive installed
base management portfolio, including a wide
range of service and upgrade options.
We develop and sell product options
and enhancements designed to improve
throughput, patterning performance and
overlay. Our field upgrade packages enable
customers to optimize their cost of ownership
over a system’s lifetime by upgrading older
systems to improved models.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	29

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Supporting our customers
We believe a strong relationship

Where we operate – more than 60 locations across 3 continents

Asia
China Japan Malaysia Singapore South Korea Taiwan

North America
Arizona California Colorado Connecticut Idaho Massachusetts	New Mexico New York Oregon Texas Utah Virginia

EMEA
Belgium France Germany Ireland Israel Italy Netherlands United Kingdom
with our customers based on
mutual trust is vitally important.
We share the risks and rewards of
what we do because our success
is inextricably linked. We are one
of the world’s leading
manufacturers of chipmaking
equipment, while our customers
are the world’s leading microchip
manufacturers. We enable them to
create the patterns that define the
electronic circuits on a chip.
That’s why we collaborate with our
customers to understand how our
technology can best fit their needs and
challenges: building partnerships, sharing
knowledge and risks, aligning our
investments in innovation, and increasingly
focusing on the long-term challenges for the
next five to ten years and beyond. The level
and nature of collaboration varies from
region to region and customer to customer
depending on various factors.
We develop our solutions based on their
input, help them achieve their technology
and cost roadmaps, and work together –
often literally in the same team – to ensure
that what we build today is what they need
tomorrow. Engaging fully with customers is
also an important part of working toward
securing the full product portfolio that will
sustain our company into the future.
As our installed base continues to grow, we
work very closely with our customers to
develop and sell options and enhancements
designed to improve throughput, patterning
performance and overlay to optimize the
cost of ownership over a system’s lifetime.
Building on our customer relationships
We market and sell our products directly to
customers. Our account managers, field and
application engineers, and service and
technical support specialists are located
close to our customers’ operations
throughout Asia, the US, and Europe, the
Middle East and Africa (EMEA).
Trust is the foundation for our customer
relationships. Our customers expect us to
have the right means to meet their needs
and expectations, consistently deliver upon
the promises we make, be transparent about
what we are doing, and fairly share the risks
and rewards with them.
How we provide customer support
We support our customers 24/7 with a broad
range of applications, services and technical
support products to maintain and enhance
our systems’ performance – such as next-
day parts delivery and an easy-to-use,
centralized customer portal.
Dedicated customer support teams across
the world effectively prioritize our customers’
needs and then attach solving power in
central organizations to address them.
We seek to ensure the systems in our
customers’ fabs run at the highest levels of
predictability and availability.
We have well-trained customer support
engineers in the regions where we operate.
Together with our Global Support Center,
they manage to solve more than 99% of
issues in the field. We offer specialized
training on an ongoing basis to extend the
capabilities of our local customer service
teams, and we continue to further enhance
the technical expertise of local field
engineers.
In 2024, we integrated our customer-facing
roles into one Customer Solution & Support
(CS&S) organization to further simplify our
customers’ interface to ASML. We also
appointed a Chief Customer Officer on
ASML’s Board of Management. We believe
these developments will help us continue to
provide excellent support and keep on
building customer trust as the business
grows.
Read more in Strategic report – Our business –
Engaged stakeholders – Customers

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	30

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Driving innovation

Using the Rayleigh criterion to drive innovation
At ASML, we optimize the Rayleigh criterion equation to reduce the critical dimension so our lithography systems can print ever-smaller features.
Wavelength (lambda, λ)	Numerical aperture (NA)	k1 factor

Over the years, ASML’s
lithography systems have used
shorter wavelengths of light to
shrink chip features. We started
with i-line systems using 365 nm
ultraviolet (UV) light and added
deep ultraviolet (DUV) systems
with 248 nm light (KrF) and,
later, 193 nm light (ArF). With
the addition of our extreme
ultraviolet (EUV) systems that
use light with a wavelength of
13.5 nm – almost x-ray range –
we enabled a significant leap in
resolution.

One way that we increase
NA – and therefore shrink
chip features – is by using
larger lenses and mirrors in
our lithography systems.
Another way is by using a
technique called immersion.
Our ArF immersion systems
(DUV) leverage water’s
higher refractive index by
maintaining a thin layer of
water between the last lens
element and the wafer to
increase the system’s NA.
Together with our computational lithography and patterning control software solutions, we provide the control loops for our customers to optimize their mask designs and illumination conditions.
Over the past 40 years, we’ve improved the resolution (critical dimension) of our systems by two orders of magnitude by making improvements to wavelength, NA and k1.

Read more in Strategic report – Our business – Our products and services

Moore’s Law

Why are we so focused on using the Rayleigh criterion to shrink chip features? In 1965, Intel co-
founder Gordon Moore predicted that the number of transistors in an integrated circuit (IC) would double every year for the next decade. In 1975, he revised the prediction to every two years. His prediction has proved to be true – or, as some argue, a self-fulfilling prophecy. In the years that followed, this exponential growth led to significant increases in computing power and reductions in cost, driving rapid advances in technology and innovation in the semiconductor industry.
Today, although physical limitations are making it more challenging  to shrink transistors further, the semiconductor industry continues to boost performance using what Moore called ‘circuit and device cleverness’. Innovative chip designs, new materials, advanced packaging and complex 3D structures are sustaining the industry’s progress. ASML's lithography products play a crucial role in the affordable mass production of these advanced designs that are ensuring the continuation of
Moore's Law and enabling future technological innovations.

Rayleigh criterion
The resolution of our lithography systems is crucial for
shrinking the size of transistors on microchips. To be able to print sharper, finer details, we live by the Rayleigh criterion –
the resolution equation that determines just how small the
features that can be printed on a chip are.

CD is the critical
dimension, or
resolution. It represents
the smallest structures
that the lithography
system can print.
Lambda (λ) is the
wavelength of the light
source. The smaller the
wavelength, the smaller
the structures that can be
printed.
k1 is a factor relating to
optical and process
optimizations.
NA is the numerical
aperture, which
describes how well a
system’s optics gather
and focus light. Larger
NA lenses or mirrors
can print smaller
structures.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	31

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
How we innovate
As a crucial manufacturer of
lithography equipment, ASML
is a vital part of the semiconductor
value chain. We don’t innovate in
isolation, but work as architects
and integrators – collaborating
closely with customers, our supply
chain, and industry and research
partners in a strong innovation
ecosystem.
R&D investments (costs) in € billion

5
4
3
2
1
0
2.0
2.2
2.5
3.3
4.0
4.3
2019
2020
2021
2022
2023
2024

Innovation is fundamental to the continuing
success of our business. Every day, around
16,000 R&D engineers take on the exciting
challenge of innovating across our holistic
lithography portfolio, which includes the
most advanced lithography systems in the
world. To stay ahead, we invest heavily in
R&D – spending €4.3 billion in 2024,
compared with €4.0 billion in 2023, and
further building our capability to meet our
customers’ needs.
In the context of overall innovation – which
includes ESG-related innovation – we have
already exceeded our goal to invest more
than €4.0 billion in global R&D by 2025.
Read more in Sustainability statements – Social –
Innovation ecosystem – ESG innovation
A collaborative network at the cutting
edge of our digital future
To drive the fast pace of innovation in our
value chain and make progress together,
we rely on our strong innovation ecosystem.
We work hard to maintain it, developing
long-term relationships with our customers,
suppliers, research partners and peers,
listening to and pushing each other to
continuously innovate. We trust our supply
chain to manufacture most system parts and
modules, and many partners are deeply
involved in developing our new technology.
Our innovation ecosystem consists of five
groups of innovation partners that we have
strong relationships with:
•Customers: We aim to innovate across
our entire product portfolio at the same
pace as our customers – through large and
sustained investment in R&D. This so-
called ‘double-helix’ approach is designed
to accelerate innovation and provides
access to a large, leading-edge knowledge
base across a wide range of technologies.
•Suppliers: Our supply chain is a critical
enabler of our ambition to grow our core
business through innovation.
•Co-solution partners: We work closely
with partners in the semiconductor value
chain that deliver essential technologies to
enable the efficient and cost-effective
manufacturing of microchips.
•Technology partners: We co-develop
knowledge and expertise within a wide
network of technology partners and
institutes to accelerate innovation in
specific areas.
•Academia: Working together with
universities provides us with access to
knowledge and talent.
We also collaborate with both local and
global industry platforms, such as with the
Confederation of Netherlands Industry and
Employers (VNO-NCW), SEMI’s
Sustainability Advisory Council and the
Semiconductor Climate Consortium (SCC),
to jointly tackle ESG challenges.

Ideation
Scout
for ideas
Selection
Fill the research
pipeline
Research
Assess
feasibility
Development
Design and
engineer
ASML product
Integrate and deliver

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	32

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
How we innovate (continued)

Filling the innovation funnel

We encourage our researchers to build wide networks in the broader technology space. This supports the constant stream of new ideas into the technology pipeline that flows through what we call our ‘innovation funnel’. Based on our fundamental understanding of our markets and the needs of our customers, we select new ideas with the potential to advance our products and their customer application.

Research teams	Development and engineering teams

Our research teams focus on generating and exploring exciting new ideas and demonstrating their feasibility. They scout for new ideas, which are then taken through the proof-of-concept stage. Those that pass the feasibility assessment and have a favorable value proposition are transferred to our development and engineering teams.

Guided by our product generation process, our engineers create new components, subsystems and applications, integrating them into a functional system, while ensuring we innovate with a strong focus on time to market.

Generating ideas and finding
technological innovations and solutions
Our researchers continuously scout for
ideas within the semiconductor industry and
beyond to fill our innovation funnel,
searching for potential solutions to the
challenges we may face with products in
development or production as well as new
technologies. Our focus on R&D helps us
support our customers while delivering on
our ESG and sustainability commitments.
ASML’s success depends on our ability to
deliver complex products quickly and
efficiently. Our decision-based product
generation process (PGP) helps us minimize
risk and uncertainty by describing how we
define, develop and introduce products to
market – and also how we phase them out.
It allows us to make deliberate decisions at
each step on whether to proceed with a
product, revealing possible issues early on
to avoid later disappointments.
Read more in Sustainability statements – Social –
Innovation ecosystem
Defining our products and services
roadmap
Product development in the semiconductor
industry is managed through a series of
roadmapping exercises – where ‘roadmaps’
define the plans for future product
development.
At ASML, we first assess the roadmaps of
our customers – sometimes called the
‘device roadmaps’ – from which we
determine the requirements for our own
development needs.

This starts with a holistic lithography
solutions roadmap, which maps out the
entire lithography product and services
solutions space for the future. This in turn
is broken down into product modules or
technical building blocks, as well as service
needs. For some of the building blocks, we
need to pursue a technology feasibility
study to ensure that the technology
addresses our customers’ demands in
terms of performance, cost and timing.

ASML Fellowship Program

We recognize and honor our technical
experts because we know that our
company’s success is built on technology
leadership. One of the ways we do this is
through the ASML Fellowship Program,
which awards employees who make an
outstanding technical contribution to
ASML and are recognized both inside
and outside the company as a top
technical authority. In 2024, three new
ASML Fellows were appointed and one of
our current Fellows was promoted to the
title of Senior Fellow. Former Chief
Technology Officer Martin van den Brink
was appointed Honorary Fellow, a special
award honoring 40 years of his technical
leadership.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	33

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
How we innovate (continued)
Academia, industry and research

How we innovated in 2024

Our strategy is to give customers the
products and capabilities they need to
deliver on technology’s potential to make
a positive contribution to society. As well
as creating some of the most advanced
machines in the world, this includes an
increased focus on sustainability through
parts commonality and reuse, and
improvements in the performance and
energy efficiency of our products to
reduce costs and waste.
A number of innovation achievements
over the last 12 months include
significant improvements in metrology
solutions, enhancing the accuracy and
speed of measurements with reference
to currently available metrology solutions
(YieldStar). We are further increasing the
EUV source power in order to
accommodate our customers’ dose
requirements, while improving the
conversion efficiency (energy used per
photon output) and creating various
options to increase the robustness and
durability of our wafer tables.

High NA EUV lithography: Inspired by the film industry

The anamorphic optics in our High NA
EUV (0.55 NA) lithography systems are a
unique solution to an intriguing problem:
delivering the highest-resolution imaging
without compromising on productivity.
In lithography, light first hits a reticle with
the blueprint of a chip layer. Projection
optics then focus that light, now with the
blueprint encoded in it, onto a
photosensitive silicon wafer.
Our High NA EUV lithography system
requires larger mirrors to achieve its 8 nm
resolution – but the size of the mirrors was
initially causing imaging issues. Increasing
the image's demagnification from 4x to 8x
could have solved the problem, but would
have required chipmakers to switch to
larger reticles if they wanted to avoid
slowing down production.

Instead, we teamed up with our long-time
strategic partner ZEISS Semiconductor
Manufacturing Technology to find a way
to minimize High NA EUV’s impact on
the semiconductor ecosystem. And we
found our answer in the film industry.
In cinematography, anamorphic cameras
squeeze recorded images in one direction,
so they can capture widescreen images
at full resolution on standard-sized film.
Anamorphic projectors then stretch the
image to display it properly on movie
screens. Using this approach as
inspiration, together with ZEISS we
developed anamorphic optics for
lithography – giving chipmakers fast,
High NA EUV imaging while still using the
industry-standard reticle size.

institutes
We co-develop technical expertise with a
broad network of technology partners,
including universities and research
institutions. Key partners include the
technical universities in Delft, Eindhoven and
Twente, the Advanced Research Center for
Nanolithography (ARCNL) and research
organization TNO in the Netherlands, and
imec in Belgium.
In 2024, we intensified our collaboration with
the Dutch academic ecosystem by adopting
a more strategic approach to engaging
Dutch universities. A central aspect of this
strategy is to encourage collaboration on
themes relevant to the Dutch economy,
leveraging each university’s strengths to
avoid fragmentation and foster a cohesive
innovation ecosystem. We have identified
key focus areas for our partners to maximize
impact and aim to initiate large national
collaboration initiatives on selected topics,
bringing together universities, companies,
and research and technology organizations.
A longstanding relationship with Eindhoven
University of Technology
Our partnership with Eindhoven University of
Technology (TU/e) is evolving to leverage
top science and engineering talent in the
Brainport Eindhoven region. In May 2024,
we signed a new agreement to expand our
collaboration, building on a ten-year
strategic research roadmap established
earlier in 2023.
TU/e will enhance the joint research program
and train more PhD students in plasma
physics, mechatronics, optics and AI. ASML
is investing €80 million over the next decade
at TU/e, primarily for PhD programs and
infrastructure. TU/e is also investing over
€100 million in semiconductor technology,
including a new cleanroom and additional
PhD positions. To increase the impact of the
collaboration with TU/e, we will aim to
involve other companies and institutions in
the region.
Academic collaboration at ARCNL
A key aspect of our academic collaboration
is the ARCNL research institute in
Amsterdam, a public–private partnership
between ASML, NWO (Dutch Research
Council) and three universities (Universiteit
van Amsterdam, Vrije Universiteit
Amsterdam and the Rijksuniversiteit
Groningen). The collaboration focuses on
fundamental research in physics and
chemistry relevant to nanolithography and
the semiconductor industry.
In recent years, we have developed a unique
model allowing ARCNL scientists to pursue
their research interests while creating value
for ASML. Celebrating its ten-year
anniversary in 2024, ARCNL has become a
respected institute known for excellent
research and close industry collaboration.
Our joint research is yielding results in areas
such as EUV plasma generation and
interferometric metrology techniques. These
efforts aim to enhance patterning accuracy,
sustainability and productivity for our
customers.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	34

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
How we innovate (continued)
Public–private partnerships

We work closely with private partners to develop and deliver research and innovation projects subsidized by the EU and its member states.

We work closely with private partners to
develop and deliver research and innovation
projects subsidized by the EU and its
member states. These collaborative projects
aim to advance integrated circuit (IC)
technology for the semiconductor industry
while adhering to Moore's Law, focusing
on enhancing performance and energy
efficiency. The Horizon Europe program
and the European Chips Act are designed
to facilitate collaboration and amplify the
impact of research and innovation in the EU.
ASML and its partners play an important role
in enhancing Europe's sovereignty by driving
fundamental research and groundbreaking
innovation across Europe, the Middle East
and Africa (EMEA). We believe this
collaboration generates significant business
value, fuels job creation and builds a robust
knowledge base, as evidenced by the
increasing number of patents each year from
ASML and our partners.
Ongoing collaboration in EU-funded projects
In 2024, we continued coordinating four EU-
funded projects, each with a scheduled
duration of three years: Integration of
processes and modules for the 2 nm node
meeting power performance area and cost
requirements (ID2PPAC); 14 angstrom
CMOS IC technology (14ACMOS); 14
angstrom module integration (14AMI); and
10 angstrom CMOS exploration (10ACE).
We kept our public partners up to date and
organized consortium meetings for
knowledge exchange.
ASML also participates in the Key Digital
Technologies Joint Undertaking (KDTJU)
project SC4EU, led by Infineon Technologies
AG, to improve demand forecasting in the
semiconductor supply chain. Additionally,
we submitted a new project proposal,
ACT10, for the Chips Joint Undertaking
(Chips JU), targeting EU contributions to
chip technology for the next decade at the
10 angstrom node. This consortium of 32
partners spans multiple countries and is
valued at over €111 million in R&D costs,
unlocking an estimated amount of €53
million in public funding. The project has
been approved by the KDTJU and approval
by national authorities is expected early
2025.
Furthermore, ASML is involved in the Chips
JU project E2PackMan, also led by Infineon
Technologies AG, which aims to accelerate
innovations in electronic packaging
manufacturing with 60 partners across
Europe.
In 2024, our total contribution to R&D across
active EU public–private partnerships was
€18.9 million, with a total investment of
€70.9 million over three years, contributing
to a total project size of €418.9 million.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	35

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our marketplace

Globally: the major election year 2024 did see easing inflation and the real GDP growth was above 3%*. A strong US GDP growth was partly offset by lower growth in Europe and Japan. Geopolitical tensions continued to be high, while AI dominated the headlines in the semiconductor ecosystem.

The semiconductor market recovered from
the 2023 downturn, but significant
differences emerged among end markets
and product groups. While the Memory
market rebounded, industrial and automotive
semiconductors faced corrections in 2024
and high inventory levels. The lithography
market remained strong, with lower demand
from key customers offset by increased
shipments to China, supported by a high
backlog built over previous years. After
fulfilling this backlog, we anticipate a shift to
more normalized sales levels to China
moving forward.

We have strong confidence that the
semiconductor ecosystem will continue to
innovate and grow at a high single-digit
compound annual growth rate. Factors
that may impact our business – as
explained in more detail over the next few
pages – include:

	1.	Macroeconomic and geopolitical trends
	2.	Megatrends
	3.	Semiconductor industry market

*Source: IMF World Economic Outlook, October 2024

1.	Macroeconomic and geopolitical trends

Economic outlook		Global geopolitics – technological sovereignty

Description
Analysts expect GDP growth to continue
to stay above 3% for 2025 and 2026 with
a recovery in Europe and Japan and a
slight slowdown of growth in the US and
China compared to 2024. This typically
offers a good foundation for a positive
semiconductor market trend. The 2024
market growth was dominated by AI which
led to a surge in demand for AI-related
Memory – both DDR (double data rate)
and HBM (high-bandwidth memory) – and
specific advanced Logic chips. This trend
is expected to continue in 2025. The PC
and smartphone markets are expected to
continue to stay on the gradual growth
trajectory while industrial and automotive
semi markets, which did see a correction
in 2024, are expected to pick up in the
course of 2025.

What it means for ASML
Our EUV business saw shifts in demand
timing, predominantly driven by a lack of
end-market demand and readiness of fabs.
After the inventory correction in 2023, our
customers started ramping up fabs again.
The digestion of all inventory took longer
than initially anticipated, delaying the need
for new equipment – and meaning ASML
saw a slight shift in demand timing.
For DUV, demand was higher than we could
deliver, particularly in China and for specific
models. We are working closely with our
customers and suppliers to optimize our
output capability, ride out the uncertainty
and manage the risks.

Description
With the strategic importance of the
semiconductor industry only likely to grow,
semiconductors are crucial to the economic
and strategic development of countries and
regions. Many are pushing for
‘technological sovereignty’ to ensure
security of supply, resilience and
technological leadership in semiconductor
technologies and applications – fueling
capital expenditure in new regions.
What it means for ASML
As governments increasingly see
semiconductor manufacturing as
strategically significant, chips acts are
incentivizing our customers to build
manufacturing facilities in the US, Europe
and Asia. As well as sharing our views with
governments on semiconductor
manufacturing, we work closely with our
customers to build the semiconductor
manufacturing ecosystem in these new
regions, while retaining our focus on
supporting incumbent regions. External
factors such as the timing of subsidies and
the risk of restrictions make forecasting
market demand less predictable.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	36

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our marketplace (continued)

1.	Macroeconomic and geopolitical trends (continued)

Global geopolitics – export controls

Description
On June 24, 2024, the EU Council adopted
the 14th package of restrictive measures
against Russia – aiming to maximize the
impact of existing sanctions by closing
loopholes and emphasizing the EU’s goal
to stop dual-use technology flowing to
Russia. The regulation entered into force on
June 25, 2024, with some measures
focused on circumvention of the sanctions
as well as the prohibition on transferring
intellectual property rights with respect to
dual-use goods taking effect on December
26, 2024. ASML is not involved in export to
Russia or Belarus but undertakes
continuous efforts to strengthen its robust
risk assessment and due diligence
processes as well as its policies, controls
and procedures to mitigate and manage
effectively the risks of indirect exportation
to Russia and Belarus.
On September 6, 2024, the Dutch
government published an updated license
requirement regarding the export of
immersion DUV semiconductor equipment.
As a result of the updated license
requirements, and in line with US Export
Administration Regulation, ASML needs to
apply for export licenses with the Dutch
government rather than the US government

for shipments of its TWINSCAN NXT:1970i
and 1980i DUV immersion lithography
systems.
The Dutch export license requirement is
already in place for the TWINSCAN NXT:2000i
and subsequent DUV immersion systems.
Sales of ASML’s EUV systems are also subject
to license requirements. The updated license
requirement published by the Dutch
government came into effect from September
7, 2024. The Japanese regulations were also
brought in line with the US and Dutch
regulations on September 8, 2024.
On December 2, 2024, the US authorities
published an updated version of the advanced
computing and semiconductor manufacturing
equipment rule, imposing additional
restrictions on suppliers for the export of chip
manufacturing technology. These regulations
became effective immediately with a delayed
compliance date of December 31, 2024 for
some of the changes.The updated export
control regulations contain additions to the list
of restricted technologies including metrology
and software. In addition, further fab locations,
mainly in China, were added to the US list of
restrictions.

What it means for ASML
ASML is fully committed to complying with
all applicable laws and regulations
including export control legislation in the
countries in which we operate, while we
continue to develop our technology and
serve our customers to the best of our
ability. ASML will continue to work with its
worldwide customers to deliver lithography
and metrology systems not impacted by
the global export control restrictions and/
or sanctions. We continue to educate
governments on the semiconductor
manufacturing process and ecosystem to
foster understanding of the potential
impacts of current and future regulatory
measures.

2.	Megatrends

The world is changing fast and
semiconductors are a key enabler to help
solve some of society's toughest
challenges. In 2024, we have seen a
strong growth in artificial intelligence (AI)
technology, enabled by leading-edge
semiconductor solutions, both in
Advanced Logic as well as AI-related
DRAM. AI is expected to further stimulate
semiconductor solutions to tackle these
big challenges and increase overall GDP
growth.
The continuing convergence of wireless
communication, telecoms, media and
cloud technology via connected devices is
driving demand for advanced
semiconductors across the globe.
Growing populations, urbanization, the
energy transition and electrification to
support smart mobility are increasing
demand for advanced electronic devices.
AI requires leading-edge high-
performance processor chips and a
significant increase in DRAM memory
chips compared to traditional compute
architectures. It also stimulates the
mainstream market, as AI requires large
amounts of data collected via sensors
which can be used to further drive robotics
and workflow automation.

Connected world

•Internet of things •Hyperconnectivity •Cloud infrastructure •Edge computing

Climate change and resource scarcity

•Energy transition •Electrification, smart mobility •Agricultural innovation •Smarter use of limited resources

Social and economic shifts

•Working, learning remotely •Healthcare medical tech •Technological sovereignty •Automation

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	37

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our marketplace (continued)

Connected world

With the IoT, smart, connected
networks of more energy-efficient
devices seamlessly communicate over
powerful 5G networks – unleashing
the power of unprecedented data
volumes better and faster than
ever. In combination with AI, this
provides people with more innovative
functionalities and applications,
improves human-to-machine
interactions, and enhances data
management and analytics.

2.	Megatrends (continued)

Internet of things
Semiconductors are increasingly
present in the world around us. Many of
the products with semiconductors are
directly or indirectly connected to the
internet to maximize the benefits offered
with the added silicon. AI further reinforces
the value offered by these internet-
connected devices as it allows them to
capture data and use it to enhance the
value of the device itself and also of other
internet-connected devices.

Hyperconnectivity
5G enables a new kind of network designed
to connect almost everyone and everything
around the world – including machines,
objects and devices. Person-to-person,
person-to-machine and machine-to-
machine communication are fueling large
increases in bandwidth demand and
changes in communications because of the
complexity, diversity and integration of new
applications and devices using the network.

Cloud infrastructure
To enable cloud computing – the on-
demand availability of computer system
resources, especially data storage and
computing power – a cloud infrastructure is
required. This includes hardware, software,
storage and network resources.

Edge computing
We are moving fast toward edge
computing, which focuses on processing
data closer to its source rather than in
centralized data centers. The current era of
mobile computing – where you bring the
computer with you – is moving us into an
immersive world of ubiquitous computing,
with computing power available
everywhere, driven by AI.
What it means for ASML
Moore’s Law is the guiding principle for the
semiconductor industry and the motor
behind its transition from mobile to
ubiquitous computing. This transition
continues to expand, driving the three main
elements in computing – applications, data
and algorithms – that feed each other in a
virtuous cycle: applications generate data,
which fuels new algorithms, which again
leads to new applications that generate
new data. The vast amounts of data and
insights people can access are expected to
fuel semiconductor business growth and
the digital transformation.

Climate change and resource scarcity

With an urgent collective response needed to limit global warming to 1.5°C, climate change is a crucial matter for governments, companies and individuals worldwide.

Energy transition
The shift to renewables is helping deliver
the clean, affordable energy the world
needs to counter climate change.
Semiconductors are harnessing,
converting, transferring and storing energy
from sources such as solar and wind as
electricity – and ensuring national power
grids are both responsive and robust. They
are at the core of smart (home) devices and
play an important role in reducing overall
energy consumption.

Electrification and smart mobility
Automotive is one of the fastest-growing
market segments – driven by
electrification, autonomy and other
megatrends. Integrated automotive
systems consist of a full range of
scalable, flexible computing solutions that
require advanced and mature
semiconductor devices. Advanced driver-
assistance systems enabled by
electronics and semiconductors –
considered ‘supercomputers on wheels’ –
are also expected to contribute to the
growth of the automotive segment in the
semiconductor industry.
In addition, across the world, people are
changing their views about personal
transport. Instead of owning expensive
and environmentally harmful vehicles,
they’re seeking car-sharing, ride-sharing,
ride-hailing, micro-mobility (using small,
low-speed, human- or electric-powered
transportation devices) and micro-transit
(on-demand shared private or semi-public
transport). The technologies underpinning
this move to smart mobility, such as
mobile apps, are all enabled by
semiconductors.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	38

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our marketplace (continued)

Climate change and resource scarcity (continued)

Agricultural innovation

Farmland in remote locations, particularly
those with emerging economies, can be
vulnerable to climate change. With access
to mobile devices increasing, local farmers
are using their smartphones in
combination with smart sensors to
improve agricultural knowledge and
decision-making. The results are better
crops and greater, more sustainable food
security – enabled by smaller, more
affordable microchips.

Smarter use of limited resources

The semiconductor industry can also play
an important role by reducing its own
climate impacts. The semiconductor
manufacturing process consumes large
volumes of energy and water, and driving
Moore’s Law to enable shrink and improve
computing power and storage capacity
fuels demand for these vital resources.
Innovative architectures and a new way of
looking at the entire ecosystem will be
required to enhance the industry’s energy
and water resource efficiency.

2.	Megatrends (continued)

What it means for ASML
Semiconductors play an important role in
addressing climate change across various
sectors. In the automotive industry, a shift
toward electric vehicles and autonomous
driving is expected to significantly increase
the number of semiconductor components
in cars. Additionally, the integration of
digital technologies to support the energy
transition and agricultural innovations relies
on semiconductor solutions to enable
smart grids and enhance agricultural
practices. By advancing our EUV
productivity roadmap, we help customers
simplify complex multiple-patterning layers
into a single exposure, thereby reducing
resource consumption in the
semiconductor manufacturing process.

Read more in Sustainability statements – Environmental

Social and economic shifts
Digital technologies are driving transformative change. They create new opportunities for a more prosperous future, but at the same time pose new challenges.

Working and learning remotely
Since the emergence of the COVID-19 pandemic, remote and hybrid working and learning have become increasingly prevalent.

Healthcare and medical tech
Predictive analysis of health data from
multiple sources, combined with machine
learning and AI, is being harnessed to
improve healthcare services and patient
outcomes. Semiconductor technology has
allowed the creation of innovative products
that can effectively detect, diagnose and
treat various medical conditions.

Automation
A new generation of lightweight robots
connected to a wide network and fitted
with smart sensors enable humans and
machines to safely and efficiently work side
by side, supported by AI. In addition, smart
industry devices use real-time data
analytics and machine-to-machine sensors
to optimize processes, predict bottlenecks,
and prevent errors and injuries.

What it means for ASML
The ongoing digitalization of various
sectors such as healthcare and
manufacturing keeps on driving the need
for semiconductors. The integration of
digital technologies in these industries
requires robust semiconductor solutions to
enable efficient data processing, real-time
analytics and connectivity.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	39

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our marketplace (continued)

3.	Semiconductor industry market
Semiconductor technology plays a crucial
role in shaping the interconnected and
intelligent network future – and we believe
end markets will continue to grow.
The industry’s historical market compound
annual growth rate (CAGR) from 2013 to
2023 was 6%. In 2023, almost 1 trillion
chips were shipped around the world,
feeding a $527 billion industry. In 2024, the
semiconductor market recovered, led by
strong demand for AI servers and overall
recovery of memory chip pricing. The PC
and smartphone market did see a recovery,
though not as strong as initially expected,
while the industrial and automotive chip
markets were still in the middle of a
correction.
We expect that the microchip market will
continue to grow in line with a 9% CAGR
from 2025 to 2030 and surpass $1 trillion
by 2030. The global annual wafer capacity
is expected to be 780,000 wafer starts per
month per year in this five-year time frame.
Compared to the expectations set at the
2022 Investor Day, we now expect more
weighting to advanced Logic (≤7 nm and
below nodes) and advanced DRAM,
required to support AI-related applications,
and less weighting on NAND and
mainstream wafers. We believe this mix
change can be favorable for ASML, given
that advanced Logic and DRAM are more
lithography-intensive than NAND and
mainstream.
Logic and Memory markets explained
The semiconductor market can be broadly
divided into two segments based on the
types of chips they produce: the Logic
market and the Memory market. The largest
semiconductor manufacturers serve both
markets, producing chips in dedicated Logic
or Memory fabrication plants (fabs).
Logic chips are processors, such as CPUs
(central processing units) and GPUs
(graphics processing units). They are the
‘brains’ of electronic devices, processing
input and output results. They are produced
by two groups of manufacturers: integrated
device manufacturers (IDMs), which design
and manufacture Logic chips; and contract
manufacturers, known as foundries. Foundry
manufacturers produce chips for ‘fab-less’
companies that focus on chip design and
distribution, but do not manufacture
microchips themselves.
Memory chips can store large amounts of
data in a very small area. There are two main
types: volatile memory chips such as DRAM,
which efficiently provide data to the
processor and only save data when the
device is turned on; and non-volatile
Memory chips such as NAND Flash, which
save data even after the device is turned off.
Microchips vary in complexity depending on
the task they need to fulfill. For example, the
most advanced chips power leading-edge
technology such as AI, big data and
automotive technology, while simpler, low-
cost chips such as sensors integrate sensing
capabilities into everyday technology –
creating the vast network of connected
devices known as the internet of things (loT).
The simplest types of chips can be made
with more mature lithography technology,
whereas manufacturers of the most complex
chips need to use the latest EUV lithography
systems.
Generative AI gained a lot of traction during
2024, resulting in strong demand for GPU
chips (Logic) and high-bandwidth memory
(HBM) among our customers. Both products
are still a small portion of the overall Logic
and Memory market, but this is expected to
grow fast in the coming years. At our 2024
Investor Day, we presented our expectations
on the semiconductor end markets (as
shown on the next page).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	40

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our marketplace (continued)

3.	Semiconductor industry market (continued)

Smartphone	Personal computing	Consumer electronics	Automotive	Industrial electronics	Wired and wireless infrastructure	Servers, data centers and storage

Key driver
Continued refresh of all semiconductor content including image sensors and edge AI processors	High-end compute and Memory, fast conversion to solid-state drive (SSD), edge AI processors	Both low-power and high-bandwidth connectivity, sensors	High-end processors for autonomous driving and power electronics for engine electrification	Connectivity, edge processors, sensors, power (control) electronics for the energy transition, and high- end processing for robotics	Continued innovation to increase bandwidth and reduce latency, requiring high-end processing	AI requiring high-end processing and DRAM, and cloud processing requiring advanced processing, NAND and DRAM
2025 estimated market size ($bn)							Total
149	92	70	76	84	53	156	679

2030 estimated market size ($bn)
192	112	83	114	120	70	361	1,051

Outlook CAGR 2025–2030 (%)
5%	4%	3%	9%	7%	6%	18%	9%

Source: Based on ASML analysis

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	41

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our business strategy
Our purpose is to unlock the potential of

Our business strategy consists of six priorities that will drive long-term growth
	Deepen customer trust		Extend our technology and holistic product leadership
1		2

•Innovate on our entire portfolio to continue to
provide critical, differentiated and cost-effective
solutions to our customers
•Enable chipmakers in their pursuit of more powerful,
smaller, cheaper, more integrated and more energy-
efficient chips, with an affordable and holistic
lithography roadmap across the entire ASML portfolio
•Place cost and energy consumption reduction at the
core of value creation for customers by continuing
to simplify process flows, ensuring the highest
transistor density at all process steps, and promoting
technologies that scale improved productivity,
lower costs of technology for customers and reduce
emissions
•Maximize good printed transistors from lithography by:
a.Maximizing yield with AI-based process control,
metrology and inspection
b.Optimizing resolution with our DUV and EUV
portfolio
c.Enhancing productivity with system throughput
and efficiency improvements
d.Improving accuracy with solutions for overlay,
critical dimension uniformity and EPE
e.Support our customers’ front end 3D integration
with holistic lithography

•Deepen customer trust and satisfaction through
increased value creation, focused on innovation,
cost, quality, sustainability and response time
•Strengthen partnerships with customers based on
even deeper understanding and anticipation of their
needs and product roadmaps
•Increase the bandwidth, responsibility and
accountability of our customer teams to deliver on
customer requirements and carry the customer
voice throughout the entire organization

•Simultaneously optimize total lithography cost by:
a.Improving system cost with increased platform
commonality
b.Increasing system extendibility and improve
lifetimes
c.Reducing service and utility costs

people and society by pushing technology
to new limits. Our vision is that we enable
groundbreaking technology to solve some
of humanity’s toughest challenges.

Our market opportunity
Based on different market scenarios shared during our 2024 Investor Day, we presented an opportunity to achieve the following:

2030

€44–60bn
Annual revenue
56–60%
Gross margin

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	42

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our business strategy (continued)

3	Strengthen ecosystem relationships

•Foster even closer relationships with our suppliers and broader ecosystem, based on shared goals and responsibility for cost, quality and sustainability outcomes

4	Create an exceptional workplace

•Build a workplace that works for everyone:
Fostering inclusion, diversity and belonging
•Invest in people effectiveness and development
•Strengthen our leadership: Accelerating
development and building our future pipeline as of
today

5	Drive operational excellence

•Create a learning organization that drives a culture of
continuous improvement with fast feedback loops
and a sustainable impact on our safety, quality, cost
and delivery performance
•Drive cross-company business performance
improvements to reduce cost, cycle times, improve
quality and secure on-time delivery
•Optimize our industrial footprint to have market,
talent and technology access while protecting our
know-how and our business
•Secure a successful ERP migration to enable scaling
and drive improvements in cost, quality and
compliance
•Protect and defend ASML interests and reputation by
driving a culture of integrity and compliance,
including for products, information security, cyber
resilience and export controls

Deliver on our ESG sustainability mission and responsibilities
6

Environmental
Continue to expand computing power but with minimal
waste, energy use and emissions
Social
Ensure that responsible growth benefits all our
stakeholders
Governance
Act on our responsibilities and aim to fully anchor
them in the way we do business through our focus on
integrated governance, engaged stakeholders and
transparent reporting

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	43

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our business model: What we need to create sustainable long-term value
The depth and breadth of our resources and the relationships we build are key to our continued success in growing a sustainable business and a holistic approach to lithography.

People and culture		Manufacturing facilities
Manufacturing facilities

We depend on more than 44,000 talented,
dedicated and motivated employees who live
our values of challenge, collaborate and care.
Every day, our colleagues in R&D,
manufacturing, customer support, sourcing
and supply chain, and support functions take
on the exciting challenge of building and
maintaining the most advanced lithography,
metrology and inspection systems in the
world.

We have eight factories in Europe, the US
and Asia that provide high-precision, highly
controlled environments where we assemble,
test and deliver our complex lithography and
metrology and inspection portfolio, from
prototype to final product.

	Read more on page 259 >		Read more on page 22 >

Capital		Innovation

We have strong capital reserves,
underpinned by a robust balance sheet. Total
shareholder equity at the end of 2024
amounts to €18.5 billion on a consolidated
balance sheet total of €48.6 billion and net
cash provided by operating activities of
€11.2 billion in 2024.

In 2024, we spent a total of €4.3 billion in
R&D. But we do not innovate alone – our
almost 16,000 R&D employees collaborate
closely within an innovation ecosystem of key
partners in the value chain.
Our lithography solutions are the result of
strong partnerships based on trust, respect,
and shared risks and incentives to compete
and drive innovation.

	Read more on pages 336, 339 >	Read more on page 31 >

1 2 3

EUV+DUV lithography
Computational lithography
Metrology and inspection

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	44

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our business model: How we create sustainable long-term value

Our position as a leading
supplier of holistic lithography
enables us to create value
across the entire value chain.
Our holistic lithography
portfolio – based on the
intelligent integration of
lithography systems,
computational lithography,
metrology and inspection, and
process control software
solutions – keeps the scaling of
microchips affordable for our
customers.
At ASML the customer always
comes first – and our solutions
are based on their input.
We help our customers
generate the greatest value per
silicon wafer, creating
microchips that are more
powerful, faster and more
energy-efficient.

With more than 10,000
customer support employees,
including service engineers
and applications specialists,
we work round the clock to
make sure our systems in our
customers’ fabs are running
smoothly. Through installed
base management, we aim to
reduce the cost of ownership
of our systems in the field with
a wide range of service and
upgrade options.
Innovation
and R&D
Customer support
and installed base
management
System integration
and installation
Together with our customers,
suppliers and partners across
our innovation ecosystem,
we innovate the most
advanced lithography systems
in the world.
As system architects
and integrators, we
work together with our
world-class supplier network
to support our customers
in making smaller, faster
and more energy-efficient
microchips, while driving
down the cost per wafer.

Holistic lithography
Helping our customers generate the greatest value per silicon wafer, creating microchips that are more powerful, faster and more energy-efficient.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	45

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our business model: The sustainable long-term value we created in 2024
Our success depends on strong, sustainable relationships with all stakeholders in the value chain.
We aim to create sustainable long-term value for them, and to use their input to develop our strategy, products and services.

Customers	Employees	Suppliers	Shareholders	Society

Our world-leading lithographic
systems enable our customers to
develop ever-more powerful and
energy-efficient chips for new
applications and devices. At the
same time, we help our
customers reduce costs and their
environmental footprint.

ASML is a growth business
providing employment
opportunities around the world.
We invest in people’s career
development and well-being, and
aim to provide a diverse and
inclusive environment where they
can achieve their full potential.

Our suppliers help deliver our
innovations and are critical to our
value chain and our ambition to
be a sustainable leader in the
semiconductor industry. Long-
term relationships, close
collaboration, transparency and a
commitment to sustainability with
our suppliers are key to our
success.

The effective and disciplined
investment of cash flow drives the
profitable growth of our company,
and delivers solid financial
performance and a healthy
financial position. This underpins
our ability to return cash to
shareholders through growing
dividends and share buybacks.

We play an active role in the
communities where we operate –
recognizing that, when the
community thrives, so do we.
We believe our collaborative
ecosystem nurtures innovation
and benefits society. For
example, we share our expertise
with universities and research
institutes, support young

tech companies and promote
science, technology, engineering
and mathematics (STEM)
education worldwide. We are also
committed to creating sustainable
value by reducing our
environmental footprint – both
from our operations and during
the use of our products and
services.

€28.3bn	78.9%	5,150	€11.2bn	€1,084	88%
Total net sales	Employee engagement score (three-year rolling average)	Number of suppliers	Net cash provided by operating activities	Amount invested per employee, including employee giving	Reuse rate of parts returned from field and factory

583	21%	91%	€6.40	€18.9m	32.8 kt
Net system sales (in units)	Women in entire workforce (headcount)	Responsible Business Alliance (RBA) self-assessment completed (in %)	Proposed annualized dividend per share	Contribution to EU research projects	Emissions from manufacturing and building (scopes 1 and 2)

86%	3.8%	100%	€0.5bn	12.0 Mt
Customer satisfaction survey score	Attrition rate	Suppliers with overall high risk evaluated and follow-up agreed (in %)	Share buyback	Indirect emissions from total value chain (scope 3)

Customers
Employees
Suppliers
Shareholders
Society
Collaboration
ESG

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	46

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Engaged stakeholders

We listen to our stakeholders – customers, employees, suppliers, shareholders and society – and work with them to make the right decisions.

Our stakeholders – and our
interaction with them – is
fundamental to the long-term
success of our business.
By regularly engaging with them, we
can better understand our impact on
them, and their respective needs
and expectations.

Page 167 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	47

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Engaged stakeholders (continued)

Customers
At each stage of the customer relationship we aim to foster trust, advocacy and continuous engagement – with the goal of achieving high customer satisfaction and loyalty. As customer requirements become more complex, it takes longer to align with a shared vision, so we seek to start earlier in the process. By placing our customer relationship at the center of our work, we can leverage our innovations and develop even more sophisticated solutions alongside them.

At ASML, we focus on our customers’ needs

There are thousands of ASML systems installed in
customer fabs across the globe. Our customers
want to keep these machines running 24 hours a
day, seven days a week, 365 days a year.
With around 10,000 customer support employees,
including service engineers and applications
specialists, we work round the clock to make sure our
systems in our customers’ fabs are running smoothly.

Our customers are why we exist.
We collaborate with customers at all levels
of the organization – from CEO-to-CEO
interaction right through to on-the-ground
support at individual fabs – to help them
achieve their goals and ensure our
solutions perfectly fit their requirements.”

86%
Jim Koonmen
Executive Vice President and Chief Customer Officer
Customer satisfaction score

What’s happening in their world
As described in the Our marketplace section earlier in
this report, macroeconomic uncertainty – including
technological sovereignty and export controls – led
certain customers to remain cautious and control capital
expenditure and cash flow more carefully in 2024.
How we respond
We’re working closely with our customers to optimize our
output capability, navigate through the uncertainty and
manage the risks. We’re engaging with them to mutually
understand the affordability of different technologies and,
through regular meetings and reviews, we’re aligning on
their current and future needs to adjust our demand plans
while staying flexible for the expected coming upturn. We’re also continuing our capacity investment plans to meet our
customers’ long-term growth targets and, in compliance
with export control regulations, we’ve been working to
deliver the non-advanced lithography systems not
impacted by the new restrictions. We continue to guide
governments on the semiconductor manufacturing process
and ecosystem to foster understanding of the potential
impacts of current and future regulatory measures.
We’ve deployed improvement actions identified in our
2023 customer survey, focusing on truly understanding
what customers need from us, and validating that we are
on the right track. We update our customers regularly on
the progress we are making with respect to the
improvement actions.
In September 2024, we sent out our latest survey – to
measure customer satisfaction, loyalty and trust and to
identify improvement areas to enable us to better serve
our customers.
Survey results showed stable high levels of trust in ASML,
mainly driven by our transparency and commitment to
fairness and mutual success. Customers ask us to listen
closely to their feedback, resolve issues in a timely
manner, provide them with shorter delivery times for
good-quality products and continue pushing the
technology forward to meet their current and future needs.
How we engage
•Regular meetings with customers, including:
–Technology review meetings, where our senior
technology experts, our Chief Executive Officer
(CEO) and our Chief Customer Officer (CCO)
discuss technology roadmaps and requirements
with customers
–Executive review meetings, where members of our
senior management and Board of Management
discuss business and strategies with customers
–Operational review meetings, where we review
topics related to our customers’ operational
activities
•Annual customer feedback survey
•Voice of the Customer program, which provides firsthand
feedback about our customers’ needs and challenges for
employees without direct access to them
•Various technology symposia and special events
Read more in Strategic report – 2024 stories – Powering
technology forward with customers

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	48

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Engaged stakeholders (continued)

Employees
We strive for engaged employees who are proud to work for ASML and committed to our vision and ambitions. Innovation thrives in an environment where everyone is empowered to contribute. By creating an exceptional workplace that fosters inclusivity, we aim to enable everyone to unlock their full potential and drive our collective success.

We have exceptional talent and need an exceptional workplace where our talent can achieve great things, to move ASML to our next success.”
Cristina Monteiro
Head of Human Resources & Organization

87%	54%
of new colleagues starting in 2024 indicated they had a positive onboarding experience	of our employees have been in the company less than five years

29%

of our employees today are not nationals of the country they work in

What’s happening in their world
We have grown rapidly in recent years and anticipate
continued expansion in our workforce to meet industry
demand. At the same time, there is a global talent
shortage, particularly in our industry, alongside rising
employee expectations about work-life balance and the
need for a sense of purpose and belonging at work.
In 2024, we introduced a new leadership and
governance structure, requiring further focus on
strategic alignment and providing employees with clear
direction and insight into future goals. Our annual
employee engagement survey provided insights into the
themes our employees want us to focus on: inclusion,
well-being and career development, as well as work
processes, collaboration and alignment of the strategic
topics.
How we respond
Just as our technological ambitions continue at pace, so
do our aspirations for building an exceptional workplace
that works for all. We are building on a solid foundation
of recent improvements and the strength of our culture
and values to scale up ASML, aiming to create the best
place for our people to innovate, make an impact and
grow. We have a new people strategy that answers the
challenges and opportunities of our growth and the
evolving nature of global work, as well as the themes
raised by the engagement survey.
Read more in Strategic report – 2024 stories – Powering
technology forward with our people
How we engage
Direct engagement:
•Employee engagement survey (annually)
•Develop and perform cycle including employee
feedback and performance reviews (annually)
•Learning programs (on occurrence)
•ASML's Speak Up Service (on occurrence)
•ASML's EHS incident management (on occurrence)
•Employee networks, such as Women, Seniors,
Atypical, early career, multicultural and workers of all
national origins, LGBTQIA+, Parents and Veterans (on
occurrence)
•ASML ambassador communities, aiming to attract and
inspire talent, promote well-being and engage
colleagues (on occurrence)
•Internal communication and awareness, for example,
through the intranet, our ethics program and myEHS
(daily)
•Onboarding program for new employees (upon joining)
•All-employee meeting and senior management
meetings, department employee meetings and
interactive lunch sessions with Board members (on
occurrence)
•Employee Relations (on occurrence)
Engagement via representation:
•Works Council/unions (on occurrence)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	49

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Engaged stakeholders (continued)

Suppliers	We engage with our suppliers to help deliver our innovations. They are critical to our value chain and our ambition to be a sustainable leader in the semiconductor industry.

Working with our suppliers

By partnering closely with and supporting our
suppliers, we aim to ensure that they’re
prepared to work with us for years to come –
and to weather the changes that the chip
industry is known for, including periods of rapid
growth and business-cycle fluctuations.

Enabling our supply chain to grow with us toward our 2030 targets calls for an evolution in how we work with our suppliers.”
Wayne Allan
Executive Vice President and Chief Strategic Sourcing & Procurement Officer

The top 35 of our 5,150 suppliers make up 80% of our total sourcing spend

What’s happening in their world
Over recent years, the world of our suppliers has been
turbulent. Geopolitical uncertainties have disrupted our
supply chain due to reduced material availability and
rising prices. Additionally, inflationary pressures have
affected our suppliers in raw materials, energy and
wages. Despite market uncertainties, suppliers are
required to build up further capacity for future growth
while putting pressure on cost, quality and ESG
performance. Our future growth – and that of our
customers – can only be met if our suppliers are capable
and willing to keep up.
How we respond
We want to build and maintain strong business
relationships with our suppliers, based on mutual trust.
We listen to our suppliers when they openly share their
pain points and challenges, and are implementing
improvements relating to quality issues, early supplier
involvement during the industrialization phase of new
product introductions, reducing cycle time and cost,
planning with our suppliers and ESG sustainability.
Read more in Strategic report – 2024 stories – Powering
technology forward with suppliers
How we engage
•ASML Suppliers' Day
•Direct interactions via supplier account teams/
sourcing account leaders
•Supplier audits
•Site visits
•Supplier newsletter
•Responsible Business Alliance (RBA) self-assessment
questionnaire (SAQ)
•ASML's Speak Up Service
•Knowledge sessions on ESG sustainability
•ASML’s Supplier Collaboration Day

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	50

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Engaged stakeholders (continued)

Shareholders
We aim to help shareholders – as well as financial and ESG sustainability analysts –
understand our long-term investment strategy. We communicate with them about our financial growth strategies and opportunities, our financial and ESG sustainability performance, our outlook and our shareholder returns.

Positioned for significant growth	Our continued investments in technology leadership have created significant shareholder value.

Expected growth in semiconductor end markets and
increasing lithography spending on future nodes fuel
demand for our products and services.
We will continue to invest in our business and expect
to return significant amounts of cash to our
shareholders through growing dividends and share
buybacks.

€3.0 billion
Returned to shareholders through dividends and share buybacks.

What’s happening in their world
For investors in the semiconductor industry, 2024 was a
dynamic year and it was expected to be a transition year
in preparation for anticipated strong growth in 2025.
There were quite some dynamics that took place over
the course of the year. However, the growth in AI is still
a key driver for growth in the semiconductor industry. It
has created a shift in the market dynamics that is not
benefiting all of our customers equally, which creates
both opportunities and risks. Geopolitical
announcements regarding export control restrictions
and customer capital expenditure cuts created volatility
in the investment community.
How we respond
During the year, ASML’s management and Investor
Relations team actively engaged with our investor
community to discuss specific topics relevant to our
equity story. We actively engage with the investor
community via a large number of (ESG-related)
conferences, roadshows and conference calls.
On November 14, 2024 we hosted an Investor Day to
update the financial market on our company's growth
opportunities. We also encourage investors to visit our
Veldhoven (NL) or Wilton (US) facilities in person to
discuss and see our capacity expansion plans, as well
as our technology challenges and opportunities in our
ASML Experience Centers.
How we engage
•AGM
•Investor and analyst calls, and Investor Days
•Company quarterly results presentations and press
releases
•Various (ESG) investor conferences and roadshows
•Various sustainability questionnaires, assessments
and survey feedback tasks
•Direct personal interactions in line with our Bilateral
Contacts Policy, as published on our website
•Engagement meetings with investors associations (e.g.
VEB, Eumedion, VBDO)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	51

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Engaged stakeholders (continued)

Society
We know that our actions and activities have an impact beyond ASML – on the environment, for example, and on the world around us in its broadest sense, which is how we define society. We engage with organizations, communities and other bodies in society on a wide range of issues – from reducing our environmental footprint to regulatory matters and fulfilling our commitment to playing an active role in the communities where we operate.

Building community connections
At our first community conference (ASML Maatschappelijke Conferentie 2024), we strengthened ties with the local community in the Brainport Eindhoven region.
Around 200 representatives from local government and
social organizations in the field of education, sports,
arts and culture joined us to discuss key issues, such
as inequality, labor shortages and housing, as well as
the ambition and coherence of our society investment
programs. The insights gained will guide our future
agenda and approach.

What’s happening in their world
Increasingly, the local community feels the impact of the
rapid development of our headquarters in the Brainport
Eindhoven region – home to around half of ASML’s
employees. Our community stakeholders expect us to
take on our fair share in keeping the region attractive
and inclusive for all community members, with sufficient
affordable housing, sustainable transportation, a strong
(technology) education system for all and opportunities
for the underserved. In addition to this, we want to help
newcomers integrate and feel at home in our region.
Meanwhile, our headquarter campus expansion should
take into account the interests of our close neighbors.
How we respond
Our Community Partnership Program focuses globally
on four areas: boosting the attractiveness of local
communities; aiming to keep these communities
inclusive; supporting science and technology education;
and supporting ESG innovation. Within these areas,
ASML and our stakeholders have identified and formed
17 program strategies that we began to execute during
2023.
Read more in Sustainability statements – Social – Valued partner in our communities
We operate in an international industry with a global
value chain, where strong incentives to compete and
drive innovation are key. We work with and collaborate
with governments on all levels (national, regional and
local) to ensure our growth and objectives are clear and
can be supported.
Read more in our ASML Government & External Affairs Report at
asml.com
How we engage
Direct engagement:
•External survey of Brainport Eindhoven (quarterly)
•Online via social media and websites (global and local
such as ASML Dichtbij) (daily)
•Dedicated phone lines, online forms and email
addresses including directly with our
‘omgevingsmanager’ (on occurrence)
•Events, open-house, town halls and local information
sessions (on occurrence)
•Newsletters, community relations and ongoing
community outreach programs (on occurrence)
•ASML's Speak Up Service (on occurrence)
Engagement via representation or credible proxies
with industry unions and associations (on occurrence):
•Member conferences and technical forums
•Member consultation on standards
•Brainport Eindhoven (six-week intervals)
Engagement with governments and authorities (on
occurrence):
•Dialogue with tax authorities
•Relevant EU roundtable discussions
•Compliance reporting
•Proactive dialogue with government and municipalities
Read more in Strategic report – 2024 stories – Powering
technology forward with local communities

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	52

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Performance
and risk

Performance
53	Message from our CFO
56	Performance KPIs
61	Long-term growth opportunities

Risk
63	How we manage risk
67	Risk factors

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	53

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct

A year of transition and preparation, ahead of the upturn to come
Message from our Executive Vice President and Chief Financial Officer
Roger Dassen

We delivered on our expectations in spite of the challenges.”

Dear Stakeholder,
Our results for 2024 were in line with the
previous year, consistent with guidance.
As we forecasted, this was a period of
transition where we continued to make
significant investments in technology and
ramping up capacity to ensure that we are
ready to support our customers through the
industry upturn. As we have seen in 2024,
artificial intelligence is clearly the key driver
of growth in the semiconductor industry.
However, we believe it is creating a shift in
the market, with some of our customers
benefiting more than others, which creates
both opportunities and risks leading to some
customer cautiousness.
Total net sales rose by €0.7 billion, or 2.6%,
reflecting a decrease in net system sales of
0.8%, and an increase in net service and
field option sales of 15.6% compared to
2023. The decrease in net system sales was
primarily due to lower NXE (EUV 0.33 NA)
sales. This was partially offset by the
introduction of our latest NXE value
proposition, the TWINSCAN NXE:3800E,
which we successfully delivered to multiple
customers in 2024. Furthermore, lower NXE
system sales were partially offset by the
successful delivery of the first High NA EUV
(EUV 0.55 NA) lithography system and
greater demand for DUV immersion systems.
Regarding net service and field option sales,
the rise was largely due to improved net
service sales, which continue to scale as a
result of a growing installed base of systems
and higher system utilization levels at certain
customers.
Our gross margin remained stable in 2024
compared to 2023. Gross margin was
affected by a dilutive impact of the first High
NA EUV lithography system deliveries, but
offset by growth in our installed base
business.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	54

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
A year of transition and preparation, ahead of the upturn to come (continued)
Message from our Executive Vice President and Chief Financial Officer
Roger Dassen
Managing the cycles of our industry

“
We believe that the years ahead will see a significant uptick in the market.”
Roger Dassen
Executive Vice President and Chief Financial Officer

€28.3bn
Total net sales

51.3%
Gross margin

€3.0bn
Returned to shareholders

The semiconductor industry has always
been cyclical, with the peaks and troughs
driving a sharp focus on cost and cash
management in the short term while
preparing the ground for the growth
opportunities throughout the entire
ecosystem in the longer term.
While artificial intelligence (AI) continues to
be a growth driver for the semiconductor
industry, this is not benefiting all customers
equally in the short term.
This, combined with competitive foundry
dynamics, has led to several fab push-outs
and consequent changes in lithography
demand timing, in particular for EUV.
In terms of our Memory business, customers
have limited their capacity additions, with
greater emphasis on the technology
transition supporting high-bandwidth
memory (HBM) and DDR5 (double data rate
5) AI-related demand.
However, ASML is very much a business
focused on the long term. Led by AI together
with the energy transition and electrification,
the industry growth drivers will continue to
expand the application space for both
advanced and mature nodes. Therefore, we
remain confident about growth opportunities
in the long term.
Realizing the potential of AI
AI has the potential to be the next big driver
of productivity and innovation for the wider
society. Today, we see industries across the
board preparing to incorporate AI
capabilities in their upcoming critical
applications. This in turn is translating into
major investments in the field of high-
performance computing.
This emergence of AI represents a
significant growth opportunity for
semiconductors, similar to what we saw
across previous computing waves (PC,
internet and smartphone). However, the AI-
led demand for computing power is
increasing faster than that supported by
Moore’s Law, which in turn gives rise to
power consumption and cost challenges.
Unleashing the full potential of AI will require
us to overcome these challenges – which,
from a semiconductor viewpoint, implies an
acceleration of the advanced Logic roadmap
as well as improved performance and energy
efficiency of the DRAM Memory architecture.
Therefore, on balance, we anticipate a
steady pace of AI adoption in the coming
years, contributing toward our expectation
of overall worldwide semiconductor sales
crossing $1 trillion by 2030. In terms of end
markets, we see servers, data centers and
storage as the key initial beneficiary of this
emergence of AI, with associated
semiconductor sales for this end market
expected to exceed $350 billion by 2030.
Transforming our business processes
AI is not only driving our markets – it is also
transforming how we work internally, in line
with our goal of leading AI innovation in the
semiconductor equipment industry.
We are developing a comprehensive
strategy that aims to harness the potential of
both predictive and generative AI across
various domains – driving innovation,
improving efficiency and seizing competitive
advantage. This strategy, supported by the
appointment of our – first – Head of AI
Program & Strategy in June 2024, focuses
on capturing key opportunities in four areas:
speed and quality in R&D; excellence in
product leadership and support; speed and
quality in operations; and enabling capability
and efficiency.
Among its most notable achievements of the
last 12 months, the AI program prioritized
over 40 opportunities where AI could help us
work better and faster.
Our responsible AI program will now
concentrate on developing the overarching
strategy, building an integrated roadmap,
and providing governance through oversight
and coordination.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	55

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
A year of transition and preparation, ahead of the upturn to come (continued)
Message from our Executive Vice President and Chief Financial Officer
Roger Dassen
Supporting our ESG commitments
For our finance team, one of the year’s most
demanding workstreams centered on
preparing for the European Sustainability
Reporting Standards (ESRS), and required a
substantial investment in resources. Thanks
to the commitment and expertise of our
people in meeting an extremely demanding
deadline, I am pleased to say that this
Annual Report is in accordance with ESRS
requirements.
We took ESRS very seriously right from the
time it was first announced, beginning with
focusing on a gap assessment and
organizational readiness check in 2022. This
was followed by a robust, well-governed
project based on collaboration by teams
across the entire breadth of ASML.

We aim to balance our growth with social responsibility, ensuring that we share our success while addressing the challenges that come with it.”
Roger Dassen
Executive Vice President and Chief Financial Officer
While ESRS compliance necessitated a
great deal of hard work and skill from our
team, it has brought new rigor to how we
manage ESG and enabled us to accelerate
our ESG sustainability strategy. With
improved and expanded data, processes
and disclosures in place, ESRS has given us
greater insight into how we can contribute to
the sustainability of our supply chain and
customers as well as within our own
organization.
Engaging with our communities
I believe that when we invest in our
communities, we not only contribute to their
well-being, but also create a positive
environment where our employees can
thrive. We want to create a shared future
where everyone benefits.
As a major employer, we have a significant
impact on the regions where we operate.
In addition to recognizing our responsibility
to act as good and supportive neighbors, we
also know that we have the resources and
influence to make a real difference to the
lives of people well beyond the boundaries
of our organization.
We aim to balance our growth with social
responsibility, ensuring that we share our
success while addressing the challenges
that come with it. Our activities are
organized through our Community
Partnership Program with a focus on four
key areas: boosting the attractiveness of
local communities; aiming to keep these
communities inclusive; supporting science
and technology education; and supporting
ESG innovation.
During 2024, we invested €45.2 million in
community projects, including a
collaboration with local partners that aims to
add affordable homes to the Brainport
Eindhoven area, alleviating some of the
pressure that our growth puts on the
housing market.
Looking ahead
Our customers are fundamental to our
strategy, and we believe that lithography will
continue to play a crucial role in driving their
innovation forward. Our flexible and versatile
portfolio is well positioned to meet all our
customers’ needs. We’re expanding holistic
lithography to support 3D front-end
integration, enhance DUV and EUV
performance and cost-effectiveness, and
scale EUV technology well into the next
decade.
Looking ahead to 2025, we anticipate total
net sales between €30 billion and €35 billion,
consistent with previous guidance. The
expected gross margin is between 51% and
53%, which would be an increase compared
to prior years, alongside an annualized
effective tax rate of around 17%.
We continue to invest heavily in R&D,
positioning ourselves to capitalize on the
anticipated growth in the semiconductor
market, which could exceed $1 trillion by
2030, driven largely by AI advancements.
We aim to capture significant opportunities
in this expanding market, as we anticipate
that an increased number of critical
lithography exposures for advanced logic
and memory processes will be required.
Regarding our net service and field option
sales business, we anticipate revenue
growth compared to 2024, fueled by
increased service and upgrade activities
linked to our expanding installed base. EUV
technology in particular is playing an
increasingly significant role in driving this
growth.
Toward 2030, we see growth scenarios
leading to an opportunity to achieve 2030
annual revenue between approximately €44
billion and €60 billion, with a gross margin
between 56% and 60%. We will maintain a
consistent and disciplined capital allocation
policy prioritizing growth and other
necessary investments, then growing
dividends and then share buybacks. Overall,
our long-term outlook remains bright,
supported by strong market dynamics and a
robust products and services roadmap.
Roger Dassen
Executive Vice President and Chief Financial Officer

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	56

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Performance KPIs

Sales	Profitability		Liquidity
Total net sales	Gross profit	% of total net sales	Cash and cash equivalents and short-term investments (year end)
€28.3bn	€14.5bn	51.3%	€12.7bn
2023: €27.6bn	2023: €14.1bn	2023: 51.3%	2023: €7.0bn
Net system sales	Income from operations		Net cash provided by operating activities
€21.8bn	€9.0bn	31.9%	€11.2bn
2023: €21.9bn	2023: €9.0bn	2023: 32.8%	2023: €5.4bn
Net service and field option sales	Net income		Free cash flow[2]
€6.5bn	€7.6bn	26.8%	€9.1bn
2023: €5.6bn	2023: €7.8bn	2023: 28.4%	2023: €3.2bn
Sales of lithography systems (in units)[1]	Earnings per share
418	€19.25
2023: 449	2023: €19.91
EUV systems recognized (in units)
44
2023: 53	1.		Lithography systems do not include metrology and inspection systems.
	2.
Free cash flow is a non-GAAP (generally accepted accounting principles) measure and is defined as net cash provided by operating activities (2024: €11,166.2 million and 2023: €5,443.4 million) minus purchase of property, plant and equipment (2024: €2,067.2 million and 2023: €2,155.6 million) and purchase of intangible assets (2024: €15.9 million and 2023: €40.6 million).
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	57

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Performance KPIs (continued)

Operating results of 2024 compared to 2023

Year ended December 31 (€, in millions)	2023%[1]		2024%[1]		% Change
Net system sales	21,938.6	79.6	21,768.7	77.0	(0.8)
Net service and field option sales	5,619.9	20.4	6,494.2	23.0	15.6
Total net sales	27,558.5	100.0	28,262.9	100.0	2.6

Cost of system sales	(10,151.0)	(36.8)	(10,406.9)	(36.8)	2.5
Cost of service and field option sales	(3,271.4)	(11.9)	(3,364.0)	(11.9)	2.8
Total cost of sales	(13,422.4)	(48.7)	(13,770.9)	(48.7)	2.6

Gross profit	14,136.1	51.3	14,492.0	51.3	2.5

Research and development (R&D) costs	(3,980.6)	(14.4)	(4,303.7)	(15.2)	8.1
Selling, general and administrative (SG&A) costs	(1,113.2)	(4.0)	(1,165.7)	(4.1)	4.7
Income from operations	9,042.3	32.8	9,022.6	31.9	(0.2)

Interest and other, net	41.2	0.1	19.8	0.1	(51.9)
Income before income taxes	9,083.5	33.0	9,042.4	32.0	(0.5)

Income tax expense	(1,435.8)	(5.2)	(1,680.6)	(5.9)	17.0
Income after income taxes	7,647.7	27.8	7,361.8	26.0	(3.7)

Profit from equity method investments	191.3	0.7	209.8	0.7	9.7
Net income	7,839.0	28.4	7,571.6	26.8	(3.4)
1.As a percentage of total net sales.

For a comparison of ASML’s operating results for the year ended December 31, 2023, with the year ended
December 31, 2022, please see Financial performance – Performance KPIs – Operating results of 2023 compared with 2022 of ASML’s Annual Report on Form 20-F for the year ended December 31, 2023.
The preparation of our Consolidated financial statements in conformity with US Generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. See Note 1 General information /
summary of general accounting policies to the Consolidated financial statements for detailed information on critical accounting estimates.

Total net sales
In 2024, our total net sales further increased by €0.7
billion, or 2.6%, reflecting a decrease in net system
sales of 0.8%, and an increase in net service and field
option sales of 15.6% compared to 2023.

Net sales growth
(in billions)
Regarding Logic, net sales decreased by €2.8 billion,
mainly driven by competitive foundry dynamics which
have resulted in a slower ramp of new nodes among
certain customers, leading to several fab push-outs,
affecting the timing of EUV shipments in particular.
In Memory, net sales increased by €2.6 billion, mainly
driven by technology transitions, especially related to
high-bandwidth Memory and DDR5, which is primarily
the result of AI-related Memory demand.
Net service and field options sales increased mainly due
to the growing installed base of systems and higher
lithography tool utilization levels at certain customers.
Increase (decrease) on previous year

2.6%
Net sales

(0.8)%
Net system sales

15.6%
Net service and field option sales

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	58

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Performance KPIs (continued)

Net sales
(in millions)
The increase in total net sales was primarily driven by
higher net service and field option sales, increased DUV
immersion system shipments and the first EXE systems
(EUV 0.55 NA) being successfully installed in the field.
NXE (EUV 0.33 NA) sales volumes were lower due to a
shift in the market dynamics, driven by AI. This was
partially offset by our customers' transition to the
NXE:3800E, our latest NXE value proposition introduced
in 2024. We recognized 2 EXE and 42 NXE systems in
sales in 2024 compared with 0 EXE and 53 NXE systems
in 2023. Our system sales units across our DUV
technologies decreased from 396 in 2023 to 374 units in
2024.
The increase in net service and field option sales was
primarily due to higher service sales, as a result of the
growing customers’ systems installed base and higher
lithography tool utilization levels at certain customers.

Gross profit and gross margin
(in millions)
Gross profit increased mainly as a result of higher
service sales. The gross margin remained stable
compared to previous year. The gross margin benefited
from an improved net service and field options sales
margin, which was offset by a lower share of NXE sales
and the dilutive impact of the first EXE systems
recognized as sales.

Research and development costs
(in millions)
R&D costs were €4,303.7 million in 2024 compared with
€3,980.6 million in 2023. The increase in R&D costs
across each of our NXE, EXE, DUV and Applications
programs all support our holistic lithography solutions.
In 2024, R&D costs mainly related to:
•Investments in the development of the NXE:3800E and
NXE:4000 systems and further improving availability
and productivity of our EUV installed base systems.
•Investments in the development of our EXE systems to
support future nodes for both Logic and DRAM
customers.
•Continued investment in the next-generation
lithography systems, which will increase productivity
and overlay in critical DUV layers (NXT:2150i), increase
productivity in KrF layers (NXT:870B) and make a next
step in cost effectiveness for our customers in i-line
(XT:260).
•Continued investment in e-beam inspection, e-beam
metrology and YieldStar optical metrology. In addition,
securing our multibeam inspection roadmap and
continuously expanding our investment in the holistic
software applications space.
€4.3 billion
R&D costs
8.1%
Increase in R&D costs
on previous year

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	59

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Performance KPIs (continued)

Selling, general and administrative costs
(in millions)
SG&A costs increased by 4.7% from 2023 to 2024,
largely due to increases in the number of full-time
equivalents (FTEs), in the salary per FTE and in the
investments in our Community Partnership Program.
Read more in Sustainability statements – Social – Valued partner in our communities

Income taxes
(in millions)
The effective tax rate (ETR) increased to 18.6% in 2024,
compared with 15.8% in 2023. The higher rate is mainly
driven by the new ‘innovation box’ agreement that has
become effective as of 2024 as well as by the
recognition of a tax expense in relation to a historic tax
position.

Net income and earnings per share
(in millions)
Net income in 2024 amounted to €7,571.6 million, or
26.8% of total net sales, representing €19.25 basic net
income per ordinary share, compared with net income in
2023 of €7,839.0 million, or 28.4% of total net sales,
representing €19.91 basic net income per ordinary
share. The slight decrease in basic net income per
ordinary share is mainly due to a slightly lower net
income.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	60

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Performance KPIs (continued)
Cash flow analysis
We continue to invest heavily in our next-generation technologies in order to secure future growth opportunities which require a significant cash investment in net working capital, capital expenditures and R&D.
We also continue our efforts to return cash to our shareholders through our dividends and share buyback program.

Year ended December 31 (€, in millions)	2023	2024
Cash and cash equivalents, beginning of period	7,268.3	7,004.7

Net cash provided by (used in) operating activities	5,443.4	11,166.2
Net cash provided by (used in) investing activities	(2,689.3)	(2,609.3)
Net cash provided by (used in) financing activities	(3,003.9)	(2,832.1)
Effect of changes in exchange rates on cash	(13.8)	6.4
Net increase (decrease) in cash and cash equivalents	(263.6)	5,731.2

Cash and cash equivalents, end of period	7,004.7	12,735.9
Short-term investments, end of period	5.4	5.4
Cash and cash equivalents and short-term investments	7,010.1	12,741.3

Purchases of property, plant and equipment and intangible assets	(2,196.2)	(2,083.1)
Free cash flow[1]	3,247.2	9,083.1
1.Free cash flow is a non-GAAP measure and is defined as net cash provided by operating activities (2024: €11,166.2 million and 2023: €5,443.4 million) minus purchase of property, plant and equipment (2024: €2,067.2 million and 2023: €2,155.6 million) and purchase of intangible assets
(2024: €15.9 million and 2023: €40.6 million).
Net cash provided by (used in) operating activities
The increase in net cash provided by operating activities of €5,722.8 million compared to 2023 is mainly due to the cash received from down payments and the timing of cash payments to our suppliers. This is partially offset by a decrease in net income of €267.4 million.
Net cash provided by (used in) investing activities
The decrease in net cash used in investing activities of €80.0 million compared to 2023 is mainly due to a decrease in capital expenditures by €113.1 million, a decrease in our loans issued of €31.9 million. Additionally, in 2024, we did not acquire any entities (2023: €33.6 million). This is partially offset by the higher net cash outflow from the purchase and maturity of short-term investments of €102.0 million.
Net cash provided by (used in) financing activities
The net cash used in financing activities decreased by €171.8 million compared to 2023. While our total dividends paid increased by €104.6 million, the total value of shares purchased through our share buyback program decreased by €500.0 million. Additionally, in 2024, we had limited net proceeds from issuances of notes (2023:
€997.8 million) and no repayment of previously issued notes that became due (2023: €752.8 million).
As of December 31, 2024, ASML has sufficient capital for the company’s present obligations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	61

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Long-term growth opportunities
Trend information
Looking to 2025, we expect full-year revenue between
€30 billion and €35 billion and gross margin between
51% and 53%.
Consistent with our view from last quarter, the growth in
AI is the key driver for growth in our industry, however
as we have noticed already in 2024 it has created a shift
in the market dynamics that is not benefiting all of our
customers equally.
If AI demand continues to be strong and customers are
successful in bringing on additional capacity to support
that demand, there is potential opportunity towards the
upper end of our revenue range. On the other hand,
there are also risks related to customers and geopolitics
that could drive results towards the lower end of the
range.
Looking at market segments we currently expect Logic
to be up versus 2024 with the ramp of leading-edge
nodes while we expect Memory to remain strong, similar
to 2024.
With respect to our net service and field option sales, we
expect revenue to grow versus 2024 driven by both
service and upgrades as part of a growing installed
base, in which EUV is having a growing contribution to
the business.
Our expectations and guidance for the first quarter of
2025 can be summarized as follows:
•Total net sales between €7.5 billion and €8.0 billion
•Gross margin between 52% and 53%
•R&D costs of around €1.140 billion
•SG&A costs of around €290 million
The trends, expectations and guidance discussed above
are subject to risks and uncertainties.
Read more in Strategic report – Forward-looking statements

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	62

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Long-term growth opportunities (continued)
Long-term growth opportunity for 2030
At our November 2024 Investor Day, we provided an
update on our long-term growth opportunity for 2030.
The semiconductor industry remains strong and AI is
expected to create further opportunity.
Our industry will require major innovations to address
the anticipated cost and power consumption challenges
of AI and this will further boost the industry roadmap in a
product mix shifting toward advanced Logic and DRAM.
Our customers remain at the core of our strategy, and
we believe that lithography will remain at the heart of
their innovation. We also anticipate that an increased
number of critical lithography exposures for advanced
Logic and Memory processes will continue to support
our customers in addressing their challenges.
We expect that our ability to 1) scale our EUV
technology well into the next decade, 2) extend holistic
lithography into supporting 3D front end integration and
3) improve the performance and cost effectiveness of
our EUV and DUV products will continue to address all
our customers’ needs with a flexible and versatile
portfolio.
ASML values the strong industry partnerships which are
critical to our success and our collective commitment to
a leadership position in ESG.
Based on our modelling of the different scenarios we
expect global semi sales to grow at 9% CAGR
(2025-2030) and surpass $1 trillion by 2030.
This translates into an overall wafer demand growth of
780K wafer starts per month per year (2025-2030). The
rise of AI as a leading end driver also implies a positive
mix-shift in the wafer demand profile from litho spending
perspective. We expect Advanced Logic and DRAM to
drive further EUV litho exposures and spending.
For the period from 2025 to 2030, for Advanced Logic,
we expect an EUV litho spending CAGR of 10-20% and
for DRAM, we expect an EUV litho spending CAGR of
15-25%.
This expected growth in semiconductor end markets
and increasing lithography spending on future nodes are
expected to fuel demand for our products and services.
Based on different market and lithography intensity
scenarios, we see an opportunity to achieve 2030 annual
revenue between approximately €44 billion and €60
billion with gross margin between approximately 56%
and 60%.
We expect to continue to return significant amounts of
cash to our shareholders through a combination of
growing dividends and share buybacks.
Read more in Strategic report – Our business strategy

Long-term models as presented at 2024 Investor Day

Total sales opportunity (in €bn)

	2022 Investor Day		2024 Investor Day
	Sales 2030		Sales 2030

High scenario		C M

EUV sales	32		32
Non-EUV sales (litho and M&I*)	15		15
Installed base management**	13		13
Total	60		60

Moderate scenario

EUV sales	Not reported at 2022 Investor Day		26
Non-EUV sales (litho and M&I*)			14
Installed base management**			12
Total			52

Low scenario		6

EUV sales	22		22
Non-EUV sales (litho and M&I*)	11		11
Installed base management**	11		11
Total	44		44

* M&I: Metrology and inspection. ** Installed base management equals our net service and field option sales.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	63

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
How we manage risk
ASML manages risks through an enterprise risk management (ERM) framework that integrates risk management into our daily business activities and strategic planning.
Enterprise risk management
ASML's ERM framework is designed to enable a well-
defined governance structure and a robust ERM
process. The Risk and Business Assurance function
drives the ERM process and associated activities across
ASML. We follow a systematic approach to identify,
manage and monitor risks in pursuit of our business
objectives by setting standards and enabling
management to maintain and continuously improve our
governance, risk management, internal control and
compliance. The framework enables us to identify
opportunities to achieve our objectives and ensure
sustainable long-term value creation.

The purpose of risk management is to maximize the probability of achieving business objectives responsibly.

ERM is a continuous process. Its related activities are
periodically repeated to identify and address risks in a
timely fashion, and ensure outcomes are relevant for
effective decision-making. Our Head of Risk and
Business Assurance reports to the CFO and Audit
Committee and is responsible for leading the
development and maintenance of the ERM framework
and the implementation of the ERM process. We have
adopted the International Organization for
Standardization (ISO) 31000:2018 standard as the basis
for our ERM activities. In addition, the Head of Risk and
Business Assurance is responsible for leading the
security function and for developing and maintaining the
compliance process.

Risk management governance structure

Supervisory Board		Audit Committee

Request to investigate specific risk topics	•Bi-annual risk review •Risk topics feedback	•Assertion on control effectiveness •Quarterly progress reporting
Board of Management

Compliance, Ethics, Security and Risk Committee (CESR) Risk oversight		Disclosure Committee Internal Control Committee

•Risk appetite •Risk management policy •CESR sub-committees (governance)	•Risk assessment results •Risk response progress •Incidents	•Control effectiveness
Risk owners

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	64

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
How we manage risk (continued)
Supervisory Board and Audit Committee
The Supervisory Board (SB) provides independent
oversight of management’s response on critical risk
areas. The SB’s Audit Committee provides independent
oversight of the ERM process and timely follow-up of
priority actions based on quarterly progress updates.
Board of Management
The Board of Management (BoM) is responsible for
managing internal and external risks related to our
business activities and for ensuring we comply with
applicable laws and regulations.
Compliance, Ethics, Security and Risk Committee
The Compliance, Ethics, Security and Risk Committee
(CESR) is the central risk oversight body that reviews,
manages and controls risks in the ASML risk universe.
It also approves the risk appetite, risk management
policies and risk mitigation strategies. The CESR is
chaired by the CFO and comprises senior management
representatives across ASML, including the COO and
CSPO (Chief Strategic Sourcing & Procurement Officer).
Disclosure Committee
The Disclosure Committee is chaired by the head of
Finance and advises the BoM in overseeing ASML’s
disclosure activities and compliance with applicable
disclosure requirements arising under Dutch and US
law, applicable stock exchange regulations and other
regulatory requirements.
Internal Control Committee
The Internal Control Committee is chaired by the
Corporate Chief Accountant and advises the Disclosure
Committee, CEO and CFO in their assessment of our
internal control over financial reporting and related
disclosures, under section 404 of the Sarbanes-Oxley
Act. The Chair of the Internal Control Committee
updates the CEO and CFO on the progress of this
assessment. The Chair also includes this update in the
Internal Control Committee’s report to the Audit
Committee.
Risk owners
Risk owners monitor the development of risks across the
ASML risk universe and drive risk response across
ASML according to requirements defined by the CESR.
ASML risk universe
The ASML risk universe is a consolidated overview of
the risks that may have a material adverse impact on our
ability to achieve our business objectives. The risk
universe was updated in 2024 and consists of 31 risk
categories grouped into six risk types. The risk universe
allows us to have a consistent approach to risk
assessments across ASML.

ASML risk universe

Strategy and products

•Industry cycle risk •Geopolitical risk •ESG expectations risk	•Business model risk •Merger and acquisition risk	•Competition risk •Innovation risk •Product stewardship risk	•Product roadmap execution risk •Intellectual property rights risk

Finance and reporting	Partners	People	Operations

•Business planning risk •Financial risk •Shareholder activism risk •Disclosure/external reporting risk •Tax and customs risk	•Customer dependency risk •Product/service quality risk •Supplier strategy and performance risk •Supply chain disruption risk	•Knowledge management risk •Organizational effectiveness risk •Human resource risk
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
The risk universe is reviewed, updated and approved
annually, or more frequently when there are significant
internal and/or relevant external developments.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	65

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
How we manage risk (continued)
ERM process
The ERM process provides a holistic approach
combining both top-down (company-level) and bottom-
up (organization- and process-level) perspectives. This
helps us identify, evaluate and manage risks at the right
level. We continuously seek to improve our ERM
process based on learnings, developments and best
practices.
The results of periodic risk assessments and the
potential impact of external trends and emerging risks
are captured in the ASML risk landscape. As we operate
in a dynamic environment, risk exposures are subject to
change. The ASML risk landscape is reviewed and
updated by the CESR each quarter. Risk assessments
are carried out to assess all risk events in ASML's risk
universe. We define strategies to address relevant risks
and take these into account when we set our corporate
priorities. Our risk responses aim to mitigate risks to the
level defined by the risk appetite.
Risk management process

Risk assessment	Risk response

Top-down risk assessment	Coordination and follow-up
CESR / Risk owners / Emerging risks	Risk owners

Risk identification	Risk landscape	Risk appetite

Risk analysis

Risk evaluation	Risk treatment

Bottom-up risk assessment	Execution
Business	Action owners

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	66

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
How we manage risk (continued)
There are several developments in the context of our strategy that have an impact on the risk categories in our risk universe. The table below shows the key developments and includes examples of our responses:

Development	Risk trend	Risk universe reference		Risk response

Geopolitical tensions		•Geopolitical •Competition •Supply chain disruption •Continuity of own operation •Business model	•Violation of laws and regulations •Security •IP rights •Human resource
•Active engagement with authorities and governments
•Scenario planning
•Collaborate with peers in global advocacy
•Optimize industrial footprint
•Apply for export licenses
•Comply with applicable regulations

Geopolitical tensions and the strive for technological sovereignty may lead to a decoupled ecosystem. There is a risk that future trade restrictions (e.g. raw materials, technology, systems, investments) further limit our ability to source parts and/or sell systems to, or service them for, certain customers. With the increasing complexity of regulations, ensuring compliance has become more challenging.

Uncertain global economy		•Industry cycle •Business model •Financial	•Competition •Supply chain disruption	•Cost control •Maintain flexibility •Scenario planning

Global economic conditions lead to uncertainty for semiconductor demand and therefore demand for our products. We have experienced order push-outs. The macroeconomic weakness continues and its duration is uncertain.

Pressure on know-how and intellectual property (IP) protection in ecosystem		•Security •Supply chain disruption	•Competition •IP rights	•Intellectual property portfolio management •Patents and relevant technical publications monitoring •Substantial investments in security •Awareness and training programs •Cyber defense capabilities

ASML’s strengths are based on the innovation power in our ecosystem and the ability to protect our IP.
There is significant pressure on know-how and IP protection for ASML and its open innovation partners.
We and our partners experience cyber- and other security threats.

Growth challenges		•Manufacturing and install •Supplier strategy and performance •Human resource	•Product industrialization •Process effectiveness •Product/service quality
•Increase of manufacturing and supply chain capabilities
•Remain flexible in our operating model
•Drive operational excellence
•Strengthen ecosystem relationships
•Create an exceptional workplace
•Shorten time to knowledge

Although there is uncertainty and volatility in the industry, we expect substantial growth opportunities in this decade. That brings challenges. We are continuing to increase production capacity in our end-to-end supply chain to meet future demand, but we may still face challenges in increasing capacity. Such challenges can be amplified by supply chain constraints. In addition, hiring, onboarding and retaining our workforce in the competitive market is a long-term challenge.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	67

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors
Many risks have the potential to impact our business and it is important to understand their nature. We assess risks using the ASML risk universe, which comprises six risk types (Strategy and products, Finance and reporting, Partners, People, Operations, Legal and compliance).

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
Many risks may be intensified by global events,
such as wars and other conflicts, geopolitical
tensions, inflation, industry downturn, global
measures (including new regulations) taken
in response to these events and/or any adverse
global business and economic conditions.
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
Our business will suffer if the technologies we pursue to assist our customers in producing smaller and more energy-efficient chips are not as effective as, or are more costly than, those developed by competitors. Our business will also suffer if our customers do not adopt technologies that we develop, or if they adopt new technological architectures that are less focused on lithography products. For example, the success of our EUV 0.55 NA (High NA)
technology, which we believe is critical for keeping pace with
Moore’s Law, depends on continuing technical advances by us
and our suppliers.
We invest considerable financial resources in developing and introducing new and enhanced technologies, products and service offerings. If we are unsuccessful in developing (or if our customers do not adopt) these technologies, products and service offerings, such as EUV 0.55 NA and multibeam inspection, or if alternative technologies or processes are successfully introduced by others, our competitive position and business may suffer, and we may be unable to recoup some or all of these investments.

In addition, we may incur impairment charges on capitalized
technology including prototypes or incur costs related to inventory obsolescence, as a result of technological changes. Such charges and costs may increase as the complexity of technology increases.
Also, due to the highly complex nature and costs of our systems, including newer technologies, our customers may purchase
existing technology systems rather than new leading-edge
systems, or they may delay their investment in new technology systems to the extent that such investment is not economical or required, given their product cycles.
Global economic conditions in general and semiconductor market conditions specifically affect our customers’ investment decisions and lead to uncertainties in the timing around the introduction of and demand for new leading-edge systems. This increases the risk of slowing down the overall transition period (or cadence) for the introduction of new nodes and, therefore, new systems.
We also depend on our suppliers to maintain their development roadmaps to enable us to introduce new technologies in a timely manner. Delays by suppliers in keeping pace with their roadmaps, whether due to technological factors, lack of financial resources or otherwise, impact our ability to meet our development roadmaps.

As our lithography systems and applications have become
increasingly complex, the cost and time to develop new products and technologies have increased, and we expect this trend to continue. In particular, developing new technology, such as EUV
0.55 NA (High NA) and multibeam, requires significant R&D
investments by us and our suppliers.
Our suppliers may not be able or willing to invest the resources necessary to continue the (co-)development of new technologies to the extent that such investments are necessary. This has
resulted and may result in ASML contributing funds to such R&D programs or limiting the R&D investments that we can undertake.
Furthermore, if our R&D programs are not successful in
developing the desired new technology on time or at all, we may be unsuccessful in introducing new products, services and
technologies and unable to recoup our R&D investments.
In case of high levels of customer demand, we may prioritize our resources on production over R&D programs.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	68

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

1. Strategy and products (continued)

We face intense competition	The semiconductor industry can be cyclical and we may be adversely affected by any downturn	We derive most of our revenues from the sale of a relatively small number of products

Risk category:	Risk category:	Risk category:
Competition	Industry cycle risk	Business model

The semiconductor equipment industry is highly competitive.
Our competitiveness depends on our ability to develop new and enhanced lithography equipment, and related applications and services that bring value to our customers and are competitively priced and introduced on a timely basis – as well as our ability to protect and defend our intellectual property, trade secrets or other proprietary information.
We compete primarily with Canon and Nikon in respect of DUV
systems. Both have substantial financial resources and broad patent portfolios. Each continues to offer products that compete directly with our DUV systems, which may impact our sales or business. In addition, adverse market conditions, long-term
overcapacity or a decrease in the value of the Japanese yen in relation to the euro could increase price-based competition, resulting in lower prices and lower sales and margins.
We also face competition from new competitors with substantial financial resources, as well as from competitors driven by the ambition of self-sufficiency in the geopolitical context. Furthermore, we face competition from alternative technological solutions or semiconductor manufacturing processes.
We also compete with providers of applications that support or enhance complex patterning solutions, such as Applied Materials
Inc. and KLA-Tencor Corporation. These applications compete
with our applications offering, which is a significant part of our business.

The semiconductor industry has historically been cyclical. As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles. The timing, duration and volatility are difficult to predict and can have a significant impact on
semiconductor equipment manufacturers including ASML. Newer
entrants to the industry, including Chinese semiconductor
manufacturers, could increase the risk of cyclicality in the future.
Certain key end-market customers – Logic and Memory – exhibit different levels of cyclicality and different business cycles. Cyclicality may be worsened by the geopolitical situation – for example, if countries increase semiconductor capacity for higher levels of self-
sufficiency, thereby creating global overcapacity.
Sales of our lithography systems, services and other holistic lithography products depend in large part on the level of capital expenditures by semiconductor manufacturers. These in turn are influenced by industry cycles, the drive for technological sovereignty and a range of competitive and other factors, including
semiconductor industry conditions and prospects. The timing and magnitude of capital expenditures of our customers also impact the available production capacity of the industry to produce chips, which can lead to imbalances in the supply and demand of chips.
Reductions or delays in capital expenditures by our customers, or incorrect assumptions by us about our customers’ capital
expenditures, could adversely impact our business.
We make various assumptions about future demand in our financial models and our capital expenditures and planning for production capacity. To the extent that actual results prove to be materially different from our assumptions, we may have overcapacity or may have allocated capital expenditure and resources to make products that are not in demand by customers (at the expense of products that are in demand) and our actual results could differ substantially from those implied by our financial models.

Capital expenditures by our customers may not continue at current levels and may decline. Capital expenditures by some customers have declined recently compared to prior years and we have
experienced changes in timing of orders from certain customers, and we are subject to uncertainty in future customer demand. The current global economic environment, including inflation, interest rates and geopolitical events, contributes to this uncertainty.
An uncertain global economy frequently leads to reduced consumer and business spending, and could cause our customers to decrease, cancel or delay their orders and we have experienced customers scaling back their capacity additions. High interest rates and volatility in financial markets could make it more difficult for our customers to raise capital, whether debt or equity, to finance their purchases of equipment, including the products we sell. The foregoing could lead to reduced demand, which may adversely affect our product sales and revenues and may harm our business and operating results.
As we have significantly increased our organization in terms of employees, infrastructure, manufacturing capacity and other areas, we may not be able to adjust our costs adequately in a timely manner in the event of an industry downturn.
If we are unable to adapt appropriately and in a timely manner to changes resulting from macroeconomic conditions, our business, financial conditions or results of operations may be materially and adversely affected.

We derive most of our revenues from the sale of a relatively small number of lithography systems (418 units in 2024, 449 units in 2023 and 345 units in 2022). As a result, the timing of shipments and recognition of system sales for a particular reporting period, as a result of shipment delays or other factors, may have a material impact on our results of operations in that period, and this impact is greater as prices for our systems increase. In recent years, we have used fast shipments for some customers, which allows us to deliver systems more quickly to customers by having some final testing and formal acceptance carried out on customer sites
instead of at our own facilities. This typically leads to a delay of revenue recognition for those shipments until formal customer acceptance, which can impact comparability of our results of operations from period to period.
In addition, our installed base revenues are impacted by the number of systems we sell and other factors; for example,
customers may perform more of these services themselves, find other third-party suppliers to provide them or we may be limited by export control restrictions.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	69

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

1. Strategy and products (continued)

Failure to adequately protect intellectual property could harm our business	Defending against intellectual property claims brought by others could harm our business

Risk category:	Risk category:
Intellectual property rights	Intellectual property rights

We rely on intellectual property (IP) rights such as patents, copyrights and trade secrets to protect our proprietary technology.
However, we face the risk of such protective measures proving inadequate and we could suffer material harm because, among
other matters:
1.IP laws may not sufficiently support our proprietary rights or may change adversely in the future.
2.Our agreements (e.g. confidentiality, licensing) with our
customers, employees and technology development partners
and others to protect our IP may not be sufficient or may be breached or terminated.
3.Patent rights may not be granted or interpreted as we expect.
4.Patent rights will expire, which may result in key technology becoming widely available, which may harm our competitive
position.
5.The steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful.
6.IP rights can be difficult to enforce in countries where the application and enforcement of the laws governing such rights may not have reached the same level compared with other
jurisdictions where we operate.
7.Third parties may be able to develop or obtain patents for our own or for similar competing technology.

Legal proceedings may be necessary to enforce our IP rights
and the validity and scope may be challenged by others. Any
such proceedings may result in substantial costs and diversion of management resources, and, in the event of decisions unfavorable to us in proceedings, could result in significant costs or have a significant impact on our business.
We have experienced and may in the future experience
misappropriation attacks by third parties or our employees,
including theft of IP. Such incidents may result in third parties or others, without authorization, obtaining, copying, using or disclosing our IP, despite our efforts to protect our IP rights.
Our suppliers face similar risks which could have a consequential impact on us.

In the course of our business, we have been and may be subject to claims by third parties alleging that our products or processes infringe upon their IP rights. If successful, such claims could limit or prohibit us from developing our technology, and manufacturing and selling our products.
Our customers may also be subject to claims of infringement from third parties, including patent holder companies, alleging that our products used by such customers in the manufacturing of
semiconductor products and/or the processes relating to the use of our products infringe on one or more patents issued to such third parties. If such claims are successful, we could be required to indemnify our customers for losses incurred by or damages
assessed against them as a result of such infringement.

We may incur substantial licensing or settlement costs to settle claims or limit our exposure to the IP claims of third parties.
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	70

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

1. Strategy and products (continued)

We are exposed to economic, geopolitical and other developments in our international operations	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire

Risk category:	Risk category:
Geopolitical	Merger and acquisition

Our business is subject to export control restrictions, sanctions, tariffs and, more generally, international trade regulations which impact our ability to deliver our systems, technology and services, and geopolitical tensions have led, and may lead to, an increase in such restrictions and regulations. Our ability to deliver systems and services in certain countries such as China has been the subject of increased export regulations or policies and continues to be impacted by our ability to obtain required licenses and approvals.
We are required under Dutch and other applicable regulations and legislation to obtain licenses for the export of certain technologies.
As a result of the Dutch regulations, EUV, certain DUV immersion and other products are subject to license requirements. The US government has also enacted trade measures, including license requirements on conducting business with certain Chinese entities, restricting our ability to provide certain products and services to such entities without a license. The list of Chinese entities impacted by export control restrictions has increased over the years, with restrictions including export controls on semiconductor manufacturing items which impose license requirements on the sale/transfer of US origin items as well as on the support by US persons on non-US origin items destined for certain fabs in China working on advanced node ICs. The list of restricted customers and the scope of the restrictions are subject to change and may be expanded to include additional entities. ASML is also subject to export control regulations in countries outside the EU and US.
These developments in multilateral and bilateral treaties, national regulation, and trade, national security and investment policies and practices have affected and may further affect our business, and the businesses of our suppliers and customers. For example, the ability to obtain US licenses to authorize employees with foreign nationalities to work in programs that include controlled US items has been reduced over the last couple of years.

Such developments, including the drive for technological
sovereignty, could also lead to long-term changes in global trade, competition and technology supply chains, which could adversely affect our business and growth prospects. Customers in China represented 36.1% of our 2024 total net sales. Countries impacted by export control restriction can also introduce measures to counteract the impact of other countries, actions or regulations, which may result in conflicting regulations and legal liabilities.
The semiconductor industry makes use of (raw) materials that are controlled by certain countries. In the current geopolitical context, we see an increasing risk that these materials may become
unavailable or restricted, which could impact our suppliers, our customers and ASML.
Interstate conflicts and/or nationalization of ASML assets can also impact our business. For example, some of our facilities and supply chain and customers are located in Taiwan. Customers in Taiwan represented 15.4% of our 2024 total net sales and 29.3% of our
2023 total net sales. Taiwan has a unique international political status. Changes in relations between Taiwan and China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could, for example, impact our ability to service our customers in Taiwan. Furthermore, some of our facilities as well as our supply chain and customers are located in South Korea. Customers in South Korea represented 22.7% of our 2024 total net sales and 25.2% of our 2023 total net sales. In addition, there are tensions between South Korea and North Korea.
A worsening of relations between those countries or the outbreak of war on the Korean Peninsula could impact our ability to service customers. A small percentage of our suppliers and customers as well as a customer support organization are based in Israel. The tensions in this region have resulted and may continue to result in violence and/or the outbreak of war, which could impact our
business.

From time to time, we may acquire businesses or technologies to complement, enhance or expand our current business or products or to seize growth opportunities. Any such acquisitions could fail to achieve our financial or strategic objectives or impact our ability to perform as we plan, or disrupt our ongoing business and adversely impact our results of operations. Our ability to complete any such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.
Any acquisition could pose risks related to the integration of the new business or technology with our existing business and
organization. We may not be able to achieve the benefits we expect from an acquisition. Acquisitions may also strain our managerial and operational resources and the challenge of managing new
operations may divert our management from day-to-day
operations. Furthermore, we may be unable to retain key personnel from acquired businesses or we may have difficulty integrating employees, business systems and technology. The controls,
processes and procedures of acquired businesses also may not adequately ensure compliance with laws and regulations, and we may fail to identify compliance issues or liabilities.

In connection with acquisitions, antitrust and national security regulators have imposed and may in the future impose conditions, including requirements to divest assets or other conditions that could make it difficult for us to integrate the businesses that we acquire. Furthermore, we may have difficulty in obtaining, or be unable to obtain, antitrust and national security clearances, which could inhibit future desired acquisitions.
As a result of acquisitions, we have recorded a significant amount of goodwill and a number of intangible assets. Accounting
standards require periodic review of these assets for indicators of impairment. If one or more indicators of impairment are found to exist, then valuation of the related asset could change and may incur impairment charges.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	71

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

1. Strategy and products (continued)

We may not be able to achieve our ESG objectives or adapt and respond in a timely manner to emerging ESG expectations and regulations

Risk category:
ESG expectations, Product stewardship

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
Some stakeholders, however, may disagree with our ESG goals
and initiatives, and their focus may evolve over time. Stakeholders, including regulators or governments in the various jurisdictions in which we operate, may also have conflicting views on ESG
practices. Failure to achieve our ESG objectives, meet the
emerging or conflicting ESG expectations of our stakeholders and/
or respond in a timely way to changing or conflicting regulations, laws and reporting and disclosure obligations could negatively affect our brand and reputation and impede our ability to recruit or retain employees, and may ultimately adversely affect our
operations. In addition, laws, regulations and standards for calculating and disclosing emissions and other sustainability metrics continue to evolve, which can result in inconsistencies or other changes to data over time, revisions to our strategies and targets, or our ability to achieve them, subjecting us to additional scrutiny.

Climate change contributes to increasing severity and frequency of extreme weather events, rising sea levels and droughts, which can impact continuity of our operations and/or our supply chain.
Climate change concerns and the potential environmental impacts of climate change have resulted, and may result, in new laws and regulations that affect us, our suppliers and our customers. Such laws or regulations could cause us to incur additional direct costs for compliance, as well as increased indirect costs from our value chain. Furthermore, the ability to improve our product-related environmental performance (such as energy efficiency) may be affected by the complexity of our technology and products. In order to meet our ESG goals and requirements, we are dependent on our suppliers and their ability to reduce their ecological footprints, and we may be unable to meet our ESG goals if our suppliers do not meet our expectations in this regard. In addition, we are dependent on our customers and/or our customers may not be satisfied with our progress, which could impact demand.

A global trend of transitioning to a lower-carbon economy has resulted in increased regulations that could lead to technology restrictions, modification of product designs, an increase in energy prices and energy or carbon taxes, restrictions on pollution, remediation measures, or other requirements that could impact our business and increase our costs. A variety of regulatory
developments have been introduced that focus on restricting or managing carbon and greenhouse gas (GHG) emissions. This could result in a need to redesign products and/or to purchase at higher costs new equipment or materials with lower carbon footprints.
We publish disclosures on ESG matters relating to our business and our partners as required by applicable regulations and
guidance and other data which may not be required but which we nonetheless elect to disclose.

Such disclosures include our ESG goals, expectations and
assumptions and related statements, including targets,
commitments, goals, plans, expectations and forecasts about
future circumstances, which may prove to be incorrect or which we may not meet. In addition, our ESG sustainability strategy may not deliver the intended results, and our estimates concerning
feasibility, timing and cost of meeting stated goals are subject to risks and uncertainties. In addition, we may use offsets to help us meet some of our emissions targets. We have not undertaken any commitment to purchase offsets, and we do not intend to use
offsets in connection with our scope 3 emissions goals. As a result, we may not meet our goals on expected timing or at all.
ESG disclosure requirements are increasing and authorities have proposed disclosure requirements on ESG matters which differ from the requirements that we are currently subject to. We face risks in complying with such regulations, including the risk of complying with requirements in different jurisdictions, the costs associated with such compliance and the risk that our ESG
disclosures prove incorrect.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	72

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

2. Finance and reporting

We are exposed to financial risks including liquidity risk, interest rate risk, counterparty credit risk, foreign exchange risk and inflation risk		Changes in taxation could affect our future profitability

Risk category:		Risk category:
Financial		Tax and customs

As a global company, we are exposed to a variety of financial risks, including those related to liquidity, interest rates, counterparty credit, currencies and inflation.
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
Inflation risk
We are exposed to increases in costs due to inflation for costs of goods, transportation and wages. We have experienced and
experience higher-than-normal inflation, which impacts our costs and margins in case we are not able to pass on increased costs in our prices.
Interest rate risk
We are subject to income taxes in the Netherlands and other
countries in which we operate. Our effective tax rate has fluctuated in the past and may fluctuate in the future.
Our effective tax rate can be affected by changes in our business environment, changes in tax legislation in the countries where we operate, developments driven by global organizations such as the
Organisation for Economic Co-operation and Development (OECD), as well as any change in approach to tax by tax authorities.
Initiatives like the BEPS and Global Minimum Tax rules have
already resulted in and may result in further increased compliance obligations for ASML. This may result in an increase in our effective tax rate in future years.

Changes in tax legislation may adversely impact our tax position and consequently our net income. Our worldwide effective tax rate is heavily impacted by R&D incentives included in tax laws and regulations in the countries where we operate, such as the so-
called innovation box in the Netherlands and the R&D credits we obtain in the US. If relevant jurisdictions alter their tax policies/laws in this respect, it may have an adverse effect on our worldwide effective tax rate. In addition, jurisdictions levy corporate income tax at different rates. The mix of our sales over the various jurisdictions in which we operate may vary from year to year, resulting in a different mix of corporate income tax rates applicable to our profits. This can also affect our worldwide effective tax rate and impact our net income.

Our Eurobonds bear interest at fixed rates. Our cash, investments,
Euro Commercial Paper program and credit facilities bear interest at a floating rate. Failure to effectively hedge this risk could impact our financial condition and results of operation. In addition, we could experience an increase in borrowing costs due to a ratings
downgrade (or the expectation of a downgrade), developments in capital and lending markets or developments in our businesses.

Counterparty credit risk

We are exposed to credit risk, particularly with respect to (financial)
counterparties with whom we hold our cash and investments as well as our customers. As a result of our limited number of
customers, counterparty credit risk on our receivables is
concentrated. Our three largest customers (based on total net sales) accounted for €2,641.9 million, or 54.1% of accounts
receivable and finance receivables, at December 31, 2024,
compared with €3,718.8 million, or 64.4%, at December 31, 2023.
Accordingly, business failure or insolvency of one of our main customers could result in significant credit losses.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	73

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

3. Partners

Our success is highly dependent on the performance of a limited number of critical suppliers of single-source key components

Risk category:
Supply chain disruption, Supplier strategy and performance

We rely on third-party vendors for components and subassemblies used in our systems, including the design thereof. These
components and subassemblies are obtained from a single
supplier or a limited number of suppliers. As our business has grown, our dependence on single suppliers or a limited number of suppliers has grown. The highly specialized nature of many of our components, particularly for EUV systems, means it is not
economical to source from more than one supplier. In many cases, our sourcing strategy prescribes ‘single sourcing, dual
competence’. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components or subassemblies in time and at acceptable costs, and reduced control over pricing and quality.
Delays in supply of these components and subassemblies could occur due to disruptions experienced by our suppliers for reasons including work stoppages, fire, energy shortages and access
issues, pandemic outbreaks, flooding, cyberattacks, blockades, sabotage or other disasters, natural or otherwise. This could lead to delays in delivery of parts, components or subassemblies and therefore delays in delivery of our products to customers, which could impact our business. For example, some of our suppliers have experienced disruptions in their operations as a result of material shortages and cyberattacks. Consistent delays or
prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner. This could damage relationships with our customers and materially impact our
business.

The number of lithography systems we are able to produce is
limited by the production capacity of one of our key suppliers, Carl
Zeiss SMT, our sole supplier of lenses, mirrors, illuminators, collectors and other critical optical components (which we refer to as optics). We have an exclusive arrangement with Carl Zeiss SMT.
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
From time to time, we experience supply constraints which can impact our production. We and our suppliers have and are
continuing to invest in additional capacity to increase our
production capacity. However, we may be unable to meet the full demand of our customers. We also face the risk that demand may decrease or may not be sufficient for full utilization of our increased production capacity, which could result in overcapacity in our and our suppliers’ operations and consequently higher costs and loss of investment in increasing capacity. In addition, most of our key suppliers, including Carl Zeiss SMT, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.

Lead times in obtaining components have increased as our
products have become more complex. A failure by us to adequately predict demand for our systems, or any delays in the shipment of components, can result in insufficient supply of components. This could lead to delays in delivery of our systems and could limit our ability to react quickly to changing market conditions. Conversely, a failure to predict demand could lead to excess supply of
components and obsolete inventory.

We are also dependent on suppliers to develop new models and products to meet our development roadmaps. If our suppliers do not meet our requirements or timetable in product development, our business could suffer.
We have historically shipped our systems by airplane, but have recently started to ship some systems by ocean freight. We face risks in connection with using alternative means of transportation
(for example delays, defects, damages).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	74

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

3. Partners (continued)	4. People

A high percentage of net sales is derived from a few customers	Our business and future success depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees

Risk category:	Risk category:
Customer dependency	Human resources, Knowledge management, Organizational effectiveness

We sell our lithography systems to a limited number of customers, and therefore the loss of any customer could have a significant impact on our business. Customer concentration, and the risks associated with a limited number of customers, can increase
because of continuing consolidation in the semiconductor
manufacturing industry. In addition, although the applications part of our holistic lithography solutions constitutes an increasing portion of our revenue, a significant portion of those customers are the same customers as those for our systems. Consequently, while the order of our largest customers may vary from year to year, sales generally remain concentrated among relatively few
customers in any particular year.
Total net sales to our largest customer amounted to €4,682.4 million, or 16.6% of total net sales in 2024, compared with
€8,772.9 million, or 31.8% of total net sales in 2023. In 2024,
30.5% of total net sales were made to our two largest customers.
The loss of any significant customer or any significant reduction or delay in orders by such a customer may have a material adverse effect on our business, financial condition and results of
operations.

Our business depends significantly on our ability to attract and retain employees in the long term, including a large number of highly qualified professionals. Competition for talent is intense. Continuing to attract sufficient numbers of qualified employees to meet our long-term growing needs remains a challenge. Our business has grown significantly and the risk of not being able to attract, onboard and retain sufficient numbers of qualified personnel increases as our business grows.
Our R&D programs require a large number of qualified employees.
If we are unable to attract sufficient numbers of such employees, this could affect our ability to conduct R&D effectively and on a timely basis.

As a result of the uniqueness and complexity of our technology, qualified engineers capable of working on our systems are scarce and generally not available from other industries or companies.
We invest a significant amount in educating and training our employees to work on our systems, and their retention is a critical success factor for us.
The increasing complexity of our products results in a longer learning curve for new and existing employees. Our suppliers face similar risks in attracting and retaining qualified employees, including those in connection with programs that will support our R&D
programs and technology developments. If our suppliers are unable to attract and retain qualified employees, this could impact their technology roadmaps and therefore our R&D programs or delivery of components to us.

Our organization has grown significantly in recent years. Our rapid growth driven by strong customer demand has put pressure on our organization and we face challenges in effectively managing, monitoring and controlling our employees, facilities, operations and other resources and complying with applicable laws and
regulations. If we are not able to successfully deal with such challenges, this may negatively impact our operations and our reputation as an employer.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	75

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

5. Operations

We may face challenges in managing the industrialization of our products and bringing them to high-volume production	We are dependent on the continued operation of a limited number of manufacturing facilities

Risk category:	Risk category:
Product industrialization	Continuity of own operations

Bringing new products to high-volume production at a value-based price and in a cost-effective manner depends on our ability to manage the industrialization of our products and to manage costs.
Customer adoption of new products depends on the performance of our products in the field. As our products become more
complex, we face an increasing risk that products may not meet development milestones or specifications and may not perform according to specifications, including quality standards. If our products do not perform according to specifications and
performance criteria such as customers’ planned wafer capacity, or if quality or performance issues arise, this may result in reduced demand for our products and additional costs.
Transitioning newly developed products to full-scale production requires the expansion of infrastructure, including enhancing manufacturing capabilities, increasing the supply of components and training qualified personnel. It may also require our suppliers to adjust or expand their infrastructure capabilities. If we or our suppliers are unable to adjust or expand infrastructure as
necessary, we may be unable to introduce new technologies,
products or product enhancements, or to reach high-volume
production of newly developed products on a timely basis or at all.

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

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in (cleanroom) facilities in
Veldhoven, Eindhoven, Oirschot (the Netherlands), Berlin
(Germany), Wilton, San Diego (US), Pyeongtaek (South Korea) and
Linkou and Tainan (Taiwan). These facilities may be subject to disruption for various reasons, including work stoppages, fire, energy shortages and access issues, pandemic outbreaks,
flooding, cyberattacks, blockages, sabotage or other disasters, natural or otherwise. Alternative production capacity may not be available if a major disruption were to occur.

We are not able to or otherwise may not fully insure our risk exposure, and not all disasters, other potential disruptions and risks are insurable. As a result, we may be subject to the financial impact of uninsured losses, which could have an adverse impact on our financial condition and results of operations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	76

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

5. Operations (continued)

We face challenges to meet expected demand	Our operations expose us to health, safety and environment risks

Risk category:	Risk category:
Manufacturing and install, Human resources, Supplier strategy and performance	Environment, health and safety

We are continuing to increase production capacity in our end-to-
end supply chain to meet expected demand, but we face
challenges in increasing capacity. For example, we depend on our suppliers increasing their capacity and their ability to invest, and it takes time to build the production space and equipment required for expansion. We and our supply chain also need to obtain
permits to make expansion possible, and the time it takes for these to be granted may cause delays.

It is a challenge for ASML and its suppliers to hire and retain employees to support expansion. Our processes and systems
and those of our supply chain may also not be able to adequately support our growth. If we are not successful in increasing our capacity to meet expected demand, this could impact our
relationships with customers and our competitive position.
We and our suppliers have invested significantly in increasing capacity, and we face various risks in connection with this, including risks relating to system quality, the risk that we have not accurately predicted demand, and risks associated with maintaining a much larger production infrastructure and supplier ecosystem, including higher costs and challenges in controlling the enlarged production process.
We also face the risk that our increase in capacity could result in capacity that exceeds demand (overcapacity).

Hazardous substances are used in the production and operation of our products and systems. Their use subjects us to a variety of governmental regulations relating to environmental protection and employee and product health and safety. This includes the
transport, use, storage, discharge, handling, emission, generation and disposal of toxic or other hazardous substances. In addition, operating our systems (which use lasers and other potentially hazardous components) can be dangerous and can result in injury.
Failure to comply with regulations could result in harm to people and the environment. Substantial fines could be imposed on us, as well as suspension of production, alteration of our manufacturing and assembly and test processes, damage to our reputation and/or restrictions on our operations or sales, or other adverse
consequences.

Additionally, our products have become increasingly complex. This requires us to invest in ongoing risk assessments and development of appropriate preventative and protective measures for health and safety for both our employees (in connection with the production and installation of our systems and field options and performance of our services) and our customers’ employees (in connection with the operation of our systems). Our health and safety practices may not be effective in mitigating all health and safety risks. A failure to comply with applicable regulations, or the failure of our
implemented practices to ensure customer and employee health and safety, could expose us to significant liabilities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	77

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

5. Operations (continued)

Cybersecurity and other security incidents, or disruptions in our processes or information technology systems, could materially adversely affect our business operations

Risk category:
Security, Information technology, Process effectiveness and efficiency

We rely on the accuracy, availability and security of our information technology (IT) systems. Despite the measures that we have
implemented, including those related to cybersecurity, our systems could be breached or damaged by malware and systems attacks, natural or man-made incidents, disasters, or unauthorized physical or electronic access. We have experienced some of these incidents in the past.
We experience an increasing number of cyberattacks on our IT systems as well as the IT systems of our customers and suppliers and other service providers, which systems we do not control.
These attacks include malicious software (malware), attempts and acts to gain unauthorized access to data, and other electronic and physical security breaches of our IT systems, as well as the IT systems of our customers and suppliers and other service
providers that have led and could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption, or loss of data or confidential information (including confidential information relating to our customers, employees and suppliers).
As technology like AI and quantum computing continues to evolve, these technologies could also be used for sophisticated cyber attempts or bypassing security measures.

We depend on our employees and the employees of our suppliers to appropriately handle confidential and sensitive data and deploy our IT resources in a safe and secure manner. Inadvertent
disclosure, actions or malfeasance by our employees, those of our suppliers or other third parties have resulted and may in the future result in a loss or misappropriation of data or a breach or
interruption of our IT systems. This could result in competitive harm or violate export controls and other laws and regulations, which could result in fines and penalties, business disruption, reputational harm and additional regulatory scrutiny or export control measures.
Any system failure, accident or security breach or any other of the foregoing risks could result in business disruption, theft of our IP or trade secrets, unauthorized access to, or disclosure of, customer, personnel, supplier or other confidential information, corruption of our data or of our systems, reputational damage or litigation and violation of applicable laws.

Furthermore, malware may harm our systems and software and
could be inadvertently transmitted to our customers’ systems and operations. This could result in loss of customers, litigation, regulatory investigation and proceedings that could expose us to civil or criminal liabilities and diversion of significant management attention and resources. We may also incur significant costs to protect against or repair the damage caused by these disruptions or security breaches, including, for example, rebuilding internal systems, implementing additional threat protection measures, providing modifications to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages or taking other remedial steps with respect to third parties. Further, remediation efforts may not be successful and could result in interruptions, delays or cessation of service, unfavorable publicity, damage to our reputation, customer
complaints, possible litigation and loss of existing or potential customers, which may impede our sales or other critical functions.
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
ASML’s visibility and importance for the semiconductor industry continues to increase, which may lead to increased risks of ASML or its employees being targeted in a cybersecurity attack.
In addition, processes and systems may not be able to adequately support the growth that we have experienced in recent years and continue to experience. From time to time, we implement updates to our IT systems and software which can disrupt or shut down our
IT systems. We may not be able to successfully launch and
integrate IT systems as planned without disruption to our
operations – for example, our ERP migration. We may not be
successful in our AI initiatives and using AI could lead to
unintended outcomes.

Read more in Strategic report – Performance and risk – Risk – How we manage risk and Strategic report – Corporate conduct

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	78

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Risk factors (continued)

6. Legal and compliance	7. Other risk factors

We are subject to regulatory and compliance obligations in the various countries where we operate and the complexity of compliance requirements increases	Restrictions on shareholder rights may dilute voting power	We may not declare cash dividends, conduct share buyback programs or cancel shares at all or in any particular amounts in any given year

Risk category:
Violation of laws and regulations

We are subject to a variety of laws and regulations across the jurisdictions where we operate, including but not limited to those relating to trade, national security, tax, export controls, reporting, product compliance, anti-corruption, antitrust, ESG, human rights, data protection, AI technologies, spatial planning, environmental matters, securities laws and stock exchange rules. With the
significant growth of our business in recent years, ensuring compliance with laws and regulations and our internal policies across our continually expanding organization has become more challenging. We face the risk that, despite our significant efforts and proactive approach to compliance, we may fail to comply with such laws, regulations or policies.
We operate in a significant and growing number of countries in the world, and we are therefore subject to numerous and differing, and sometimes conflicting, regulatory frameworks, which can impact how we operate our business. In particular, the regulatory
environment regarding export and sanctions has become
increasingly restrictive, and as a result, our ability to sell some of our products and services to certain customers is subject to restrictions and requires government authorization, which can lead to delays in or a prohibition on shipments of products to certain customers.

Laws and regulations that impact our business are regularly
amended and we are subject to new laws and regulations. We are also subject to the changing interpretations by and positioning of regulators, including in the granting of required licenses to ship products as well as in investigations and enforcement. Additional or amended regulations or changes in policies of governments and regulators could increase compliance costs and risks associated with non-compliance or further limit our ability to sell our products and services in certain jurisdictions.
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
Compliance with existing and new regulations can result in
compliance costs, increased risk of non-compliance and limitations on our business which can impact our results of operations. The consequences of non-compliance include fines, penalties and
litigation, business disruption, the loss of trade or export privileges, reputational harm, additional regulatory scrutiny measures and the erosion of stakeholder trust, any of which could have a material adverse effect on our business and results of operations.

ASML's Articles of Association provide that it is subject to the provisions of Dutch law applicable to large corporations, called
‘structuurregime’. These provisions concentrate control of certain corporate decisions and transactions in the hands of the
Supervisory Board (SB). As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of the SB than if we were not subject to the
‘structuurregime’.
Our authorized share capital includes a class of cumulative
preference shares. We have granted our preference shares
foundation (Stichting Preferente Aandelen ASML) an option to acquire, at the nominal value of €0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

We aim to pay a quarterly dividend that is growing (on an
annualized basis) over time, and we conduct share buybacks from time to time. The dividend proposal, amount of share buybacks and cancellation of shares in any given year are subject to, among other factors, the availability of distributable profits, retained earnings and cash, the BoM's views on our potential future liquidity requirements, including for investments in production capacity and working capital requirements, the funding of our R&D programs and acquisition opportunities that may arise from time to time, and future changes in applicable tax and corporate laws.
The BoM may decide not to pay a dividend or to pay a lower
dividend than is contemplated by our aim or dividend policy.
In addition, we may suspend, adjust the amount of or discontinue share buyback programs, we may not enter into new share
buyback programs, and we may otherwise fail to complete
buyback programs.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	79

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Corporate conduct

80	Corporate conduct at ASML
81	Respecting human rights
85	Our approach to tax
87	Competition law compliance
88	Information security
90	Privacy and personal data protection
91	Export controls and sanctions
92	Intellectual property protection
93	Product safety

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	80

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Corporate conduct at ASML
At ASML, we are committed to
ethical corporate conduct,
emphasizing human rights,
compliance, transparency,
information security and
sustainable practices in all
operations.
We respect human rights by promoting a
diverse and inclusive workplace, ensuring
fair labor practices, and adhering to ethical
standards throughout our supply chain.
We actively engage in initiatives that support
employee well-being and community
development, fostering a culture of respect.
We rely heavily on the skills, commitment
and behavior of employees across our
organization. It is only through their actions
that we can build the trust and respect we
need to make our sustainability transition a
success and make a positive contribution to
society.
Our approach to tax reflects our dedication
to transparency and ethical practices,
ensuring that our financial dealings reflect
our values. Our strict adherence to
competition laws promotes fair market
practices, fostering a level playing field for all
stakeholders.
Information security is a top priority – due to
the growth of both our company and
geopolitical tensions, ASML is increasingly
targeted by threat actors. Moreover, as we
grow, so too does the complexity of our
products, supply chain and global footprint.
We therefore seek to invest in robust
security protocols and ensure all our
operations comply with the most stringent
safety regulations. We emphasize the
importance of privacy and the protection of
personal data for our employees, customers,
and partners.
Furthermore, we comply with export controls
and sanctions to protect our operations and
uphold our reputation in the global market.
Intellectual property protection is essential to
our innovation strategy, allowing us to
safeguard our technological advancements
and maintain a competitive edge.
Product safety is also a critical focus, as we
strive to ensure that our technologies meet
the highest industry standards.
By embedding these principles into our
corporate conduct, we aim to build trust with
our stakeholders and fulfill our
responsibilities to society and the
environment. Our commitment to ethical
practices not only enhances our reputation
but also contributes to sustainable
development and positive societal impact.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	81

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Respecting human rights
Respecting universal human rights

is both an organizational and an
individual responsibility – from the
boardroom to the factory floor.
We remain passionately committed to
respecting fundamental human rights and
have sought to enshrine the basic Human
Rights due diligence principles applying to
businesses via our Code of Conduct, our
Human Rights Policy and the RBA Code of
Conduct. Through these codes and policies,
we actively support the principles laid down
in international instruments such as the UN
Guiding Principles on Business and Human
Rights (UNGPs), the OECD Guidelines for
Multinational Enterprises on Responsible
Business Conduct (OECD Guidelines) and
the International Labor Organization (ILO)
core conventions.
In the area of ESG sustainability, companies
are experiencing an important paradigm
shift, not only in relation to new disclosure
requirements but also in terms of developing
an understanding of what it means in
practice to respect the environment and
human rights.
In addition to embracing many other
regulatory developments regarding climate
and the environment, we implemented the
German Supply Chain Due Diligence Act as
of January 1, 2024, for our German
operations in scope and are already
preparing for the implementation of the EU
Corporate Sustainability Due Diligence
Directive (CSDDD), which was approved by
the Member States in May 2024. We will
continue to monitor (legislative)
developments in this area.
How we manage human rights
To both support and help drive our human
rights program, we are taking steps to
deliver on our ESG sustainability framework,
which encompasses themes such as
Responsible value chain and Attractive
workplace for all. These themes inspire
multiple agendas across our value chain as
well as our own internal human rights
program, several diversity and inclusion
initiatives and employee well-being
programs. Alongside efforts to further
embed integrity across our culture, these
initiatives are designed to contribute to the
advocacy and promotion of human rights
within our own operations and across our
value chain.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	82

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Respecting human rights (continued)
Program governance
The human rights program is driven
by the Human Rights Committee, which
is chaired by the Head of Ethics & Business
Integrity and Human Rights, a team within
the Legal & Compliance department.
The Committee consists of representatives
from various departments within our
company, namely Legal & Compliance,
Strategic Sourcing & Procurement, ESG
Sustainability, ESG Reporting and Human
Resources (HR). The Committee members
liaise with other functions across the
organization on an ad hoc basis. The
Committee acts in the first instance as a
task force, driving the implementation of the
human rights program. It also explores and
reviews response measures to human rights
impacts, and coordinates human
rights related issues.
Human rights is one of the risk areas
overseen by the Compliance, Ethics,
Security and Risk Committee (CESR).
The CESR meets regularly and is chaired
by the CFO. The CESR sub-committee
(CESR Ethics Committee), which is
facilitated by the Head of Ethics & Business
Integrity and Human Rights and chaired
by the Chief Legal Officer, oversees the
investigation of ethics cases and reports
into the CESR.
Read more in Sustainability statements –
Governance – ESG integrated governance -
Business ethics and Code of Conduct
Various teams collaborate to develop human
rights and related policies for our
employees, as well as developing program
initiatives and leading due diligence
programs, including third-party Responsible
Business Alliance audits.
Certain human rights topics, such as privacy
and EHS, are managed by various expert
teams. Diversity and inclusion is managed
within the Human Resources department,
along with several other labor and
employment topics having relevance to
human rights such as equality, training and
development. Other topics are managed
across the business, such as forced labor
(including bonded or indentured labor) – a
broad, overarching topic requiring input from
many perspectives such as Human
Resources, Strategic Sourcing &
Procurement, Legal & Compliance, Export
Control, and Tax and Customs.
The Investor Relations team, the Legal &
Compliance department and the ESG
Sustainability team communicate global
legislative developments and stakeholder
expectations, including those of investors,
across the organization.
Employee communication takes place via
multiple channels and platforms. In addition
to formal means of worker representation
such as works councils and trade union
representation, a global Employee Relations
function has been established to provide
additional support in addressing employee
needs and concerns regarding HR-related
topics. Employee feedback is obtained via
numerous means including surveys. Various
employee platforms and processes enable
employee groups to express their needs and
provide input and feedback.
Read more in Sustainability statements – Social –
Attractive workplace for all - How we're managing –
Process for engaging and Sustainability statements
– Governance – ESG integrated governance -
Business ethics and Code of Conduct
Remediation and grievance mechanism
We are committed to conducting due
diligence in order to prevent our activities
from causing or contributing to adverse
impacts on human rights, and to ensure we
do not engage in human rights abuses in any
way. We aim to provide effective remedies
to affected rights holders where an impact
has been identified and confirmed. Our
global Speak Up Service is available for our
own employees, on-site external workers,
workers across our value chain and people
in affected communities.
Read more in Sustainability statements –
Governance – ESG integrated governance -
Business ethics and Code of Conduct
Continuously evolving our approach to human
rights
2024 saw the substantial development of
our human rights program. Following the
completion of our Saliency Assessment,
which you can read more about on the
following page, we carried out a
management gap analysis to identify areas
where we need to focus on building capacity
to strengthen our program. In order to
validate the results of our Saliency
Assessment, we also conducted an external
stakeholder engagement with more than 20
organizations representing the interests of
rights holders in our supply chain and
downstream value chain, including NGOs,
civil society organizations, trade union
federations, investors, suppliers and
customers.
In 2023, ASML became a member of the
United Nations Global Compact (UNGC) and
we submitted our first Communication on
Progress in July 2024. As part of our Human
Rights roadmap for the coming years, we
established a number of distinct programs
aimed at further prioritizing our supply chain,
enhancing our human rights due diligence
program and developing a systematic
approach to supply chain due diligence.
Read more in Sustainability statements – Social –
Responsible value chain

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	83

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Respecting human rights (continued)
Human Rights Saliency Assessment
A Human Rights Saliency Assessment forms
an integral part of human rights due
diligence, focusing on potential human rights
impacts. This type of assessment helps
companies identify where to prioritize and
focus their resources.
In 2023-2024 we conducted a Saliency
Assessment to identify the most salient
potential negative impacts on our
employees, workers across our value chain
and affected communities. This Saliency
Assessment allows us to prioritize potential
negative impacts based on:
•severity (i.e. the scope, scale and
irremediability of impacts)
•the likelihood of harm
In determining appropriate preventative and
mitigating measures, we consider the nature
of our involvement (i.e. whether we caused
or contributed to the impact) as well as the
extent to which we can effect change in the
wrongful practices of another party that is
causing or contributing to the negative impact.
Not all salient negative impacts to people
(employees, workers across our value chain
and affected communities) result in risks to
our company. The purpose of the Saliency
Assessment is to help us prioritize our
prevention and mitigation initiatives towards
the identified potential risks towards people.
The outcomes of our Saliency Assessment
will be reflected in the next update of our
double materiality assessment. Through
harmonization of prioritization criteria
between saliency and impact materiality,
salient issues can be integrated in our
double materiality assessment. In addition,
double materiality includes topics reflecting
environmental impacts, risks and
opportunities to ASML.
Saliency Assessment – Own operations
The most salient potential negative impacts
with regard to all groups of workers we
identified are as explained below. For those
impacts identified as salient, we have
various existing programs and controls in
place, are further enhancing these and are
developing our approaches to mitigation.
•Risk of unequal treatment and harassment:
Although we have several measures in
place to mitigate this risk within the
company, the risk of unequal treatment
and harassment remains, as we operate
globally with a diverse population.
•Risk of excessive working hours: We have
strict policies in place regarding maximum
working hours, but commercial and
operational urgencies can nevertheless
create a risk of excessive working hours.
•Risks linked to occupational health and
safety: While we consider this risk well
managed, the impact can be severe and all
workers can be impacted.
We also assessed the rights of vulnerable
groups across our own operations and
identified additional salient potential
negative impacts. To address the rights and
needs of these vulnerable groups, we
developed and enhanced a number of
programs, introduced controls and
established improvement targets.
•On-site external workers: Bonded or
indentured labor; social security, living
wage; access to grievance mechanism
and freedom of expression.
In alignment with Responsible Business
Alliance (RBA) guidance on the prohibition of
forced labor, we have implemented
additional controls to prevent the payment of
improper recruitment fees (to seek and
retain employment) by workers, especially
migrant workers, to or through labor agents.
•Women: Unequal pay (gender pay gap);
enhanced risk of harassment and unequal
treatment.
Our global employee network for women
provides women with an opportunity to
share and raise common issues, including
salient topics of inequality and harassment.
We introduced programs designed around
development, skills and visibility for female
talents. We continuously work to address
the risk of harassment by ensuring that the
topic is included in our awareness program
and clearly addressing this in our Code of
Conduct and associated training.
•Young workers: Freedom of expression.
Our global employee network Next (early
career) provides young workers with a space
in which they can share, develop and find
channels to express their needs and
opinions.
Read more in Sustainability statements – Social –
Attractive workplace for all - Diversity and inclusion
We have identified potential negative
impacts on affected communities in several
areas. Affected communities may not always
have the right to a fair trial. In such cases,
the risk of not being able to have their
human rights concerns addressed is
increased where they also do not have
access to, or face barriers in accessing the
company’s grievance mechanism. Health
and environmental impacts, while medium to
low in likelihood, pose a high inherent risk
due to the potential severity and number of
people affected.
Read more in Sustainability statements – Social –
Valued partner in our communities
Saliency Assessment – Supply chain
We conducted the Saliency Assessment
with regard to product-related goods as well
as non-product-related goods and services.
In addition, we conducted an assessment of
the main materials that we source.
Deeper supply chain
As expected, with regard to the provision of
goods/products, we see very high potential
negative impacts at the mining and extraction
stages, particularly in relation to environmental
impacts, land rights, abuse of force by
security forces toward communities, and
health and safety. We also see a (very) high
risk of child and forced labor in the mining of
conflict minerals, sand, oil and gas
extraction, and in the agricultural sector (e.g.
inputs for adhesives and sealings). The
Saliency Assessment is the first step we
have taken to identify potential impacts, and
the deeper supply chain assessment
therefore only considered industry risks. All
potential impacts identified are therefore
very high and further prioritization will
require a deeper assessment.
Processing stage of the supply chain
In the materials processing stage, we see
potential (medium to high) impacts in
respect of forced labor, freedom of
association, excessive working hours, and
health and safety.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	84

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Respecting human rights (continued)
Manufacturing stages of the supply chain
In the manufacturing stages (typically our
direct suppliers and the first tiers beyond
Tier 1), we see higher risks in two key areas:
Electronic components and boards: Due to
the fact that the electronics manufacturing
industry is extremely dynamic, requiring the
industry to be flexible. This tends to result in
lower value-adding, labor-intensive, less
advanced economies, low-skilled
workforces and lower labor cost, all adding
up to an increased risk of labor exploitation.
Specifically, we identified the following
salient topics:
•Occupational health and safety, excessive
overtime and lack of freedom of
association
•Child and student labor, particularly in the
electronics industry
•Forced labor in electronics manufacturing
in certain countries.
Structural metal products: Specifically, we
identified the following salient topics:
•Occupational health and safety risks are
higher in basic metal production (e.g.
hazards such as molten metal)
•Environmental impacts to communities
due to toxic emissions (e.g. toxic metals,
mercury, CO2) to water and air.
With regard to the provision of services, we
identified the following potential negative
impacts:
•Transport and warehousing: Low-skilled
workforces. This is a result of the often-
intensive use of labor agents. We identified
risks relating to the living wage and a lower
degree of worker organization, both of
which can lead to forced labor. Migrant
workers are especially vulnerable.
•Temporary labor: We identified risks of
health and safety, freedom of association,
unequal treatment and the living wage,
where fragmented and discontinuous
work relations increase vulnerability.
•Site services / facility management /
building maintenance: We see increased
risk for workers providing on-site cleaning
security and catering services, for
example. Here we see a lower-skilled
workforce (compared to, for example,
installation services) which is typically
more vulnerable.
•Waste collection and treatment: This is
linked to the recycling industry. There is
often intensive use of low-skilled,
temporary workers, heightening, for
example, the risk of forced labor. This
sector uses potentially dangerous
equipment, so we also see an increased
risk to workers’ health and safety.
The abovementioned potential impacts are
myriad and require further prioritization in
order for us to manage them effectively.
We already have considerable controls and
measures in place to manage the mentioned
risks and will continue to tailor these to meet
our objective of preventing and mitigating
negative impacts.
Read more in Sustainability statements – Social –
Responsible value chain
Saliency Assessment – Downstream value chain
With regard to potential negative impacts in
our downstream value chain, we conducted
the Saliency Assessment in line with the
UNGPs and OECD Guidelines, taking into
account the reporting requirements of the
CSRD and ESRS. We therefore considered a
broad range of potential impacts to workers
in the downstream value chain, end users
and consumers, and affected communities.
At the time of conducting the Saliency
Assessment, the CSDDD was not yet
published. Accordingly, we are in the
process of considering the application
of this legislation to our approach to
downstream impacts.
The Saliency Assessment is an element
of our overarching human rights and
environmental due diligence process,
which forms a cornerstone for assessing
the material risks, impacts and opportunities
associated with our business operations.
What's next: Human Rights roadmap
Our Human Rights roadmap will be based
on the outcomes of the Saliency
Assessment and our management gap
analysis. It is designed to enable us to meet
our objective: a robust Human Rights
framework that ensures that we have the
capabilities to prevent or mitigate risks
appropriately, monitor and evaluate our
processes and the effectiveness of
measures taken, and report and
communicate meaningfully on our progress.
The roadmap is intended to help us focus
on gaining an enhanced understanding
of Human Rights impacts in our own
operations as well as with regard to
affected communities. It steers us toward
developing global guidance on salient labor
topics, such as harassment, improving ways
of obtaining meaningful internal rights
holder feedback, identifying the needs
of vulnerable groups, and developing
tailored training, communication and
awareness campaigns.
The roadmap will guide us toward
integrating human rights further into our
ERM and other related risk management
processes. It will also support us in moving
toward a deeper understanding of the
impact of business strategies on human
rights across our value chain. Key topics
revolve around building supply chain due
diligence processes and enhancing our
existing grievance mechanism – our
Speak Up system – to meet the
effectiveness criteria for 'non-judicial
grievance mechanisms' described in Article
31 of the UNGPs – in particular, providing
greater accessibility to workers across our
value chain and affected communities.
In 2025, we plan to update our Human
Rights Policy to describe our evolving
approach to Human Rights due diligence.
In alignment with the Human Rights Policy,
we also plan to update our Speak Up and
Non-retaliation Policy.
Read more in our Human Rights Policy at asml.com
We received no grievances about breaches
of Human Rights in 2024.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	85

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our approach to tax
Openness, honesty and
transparency are central to our
sustainability strategy – and apply
as equally to our tax approach as
to our ESG initiatives.

€1.1bn
Income tax paid 2024[1]
(2023: €2.6bn)

18.6%
Effective tax rate 2024
((2023: 15.8%)

The taxes ASML pays make a valuable
contribution to the communities in which
we operate and are an integral part of our
responsibility for social value creation.
We remain firmly committed to complying
with all applicable tax laws and regulations
in a prompt, timely manner.
Income tax paid (received) in our most
significant countries of operation

1. Netherlands	€762m
2. United States[1]	€(209)m
3. Taiwan	€78m
4. South Korea	€336m
5. China	€58m
1.In the United States the income tax paid was offset
with a refund of excess prepayments made in 2023
and earlier years.
How we manage tax
Our Approach to Tax Report provides the
most relevant, up-to-date information
relating to our operating model, tax
principles and tax strategy – including how
we interact with our stakeholders. It also
includes financial information from a
country-by-country reporting perspective
and our overall tax contribution to society.
We have signed up to the Tax Governance
Code as drafted by the VNO-NCW.
Our guiding principle is that our tax position
should reflect our business operations,
which we define as the sale of lithography
systems and related products and services,
supported by manufacturing and R&D
activities. ASML has a straightforward
operating model, with our campus in
Veldhoven, the Netherlands, at the heart of
our global operations, and a Board of
Management accountable for our tax
strategy, tax principles and overall tax risk
management. These are subsequently
reviewed by the Audit Committee. The
ASML Tax and Customs department is
responsible for the execution of the tax
strategy set by the Board of Management.
Read more in our Tax Report at asml.com
Our tax principles
The following principles guide us in how we
report and pay tax in the countries where we
operate.
Compliance
•We respect the tax laws applicable in each
country. We are committed to acting in
accordance with the letter, intent and spirit
of tax laws and regulations.
•We make tax disclosures in accordance
with reporting requirements, US GAAP and
International financial reporting standards
(IFRS), where applicable.
•ASML’s profit allocation methods are
based on internationally accepted
standards as published by the OECD.
We apply these consistently across our
business, contingent on the relevant local
rules and regulations in the local
jurisdictions where we operate.
Support tax systems
•We report taxable income in a jurisdiction
commensurate with the added value of the
business activities in that jurisdiction.
•We do not use so-called ‘tax havens’ (as
defined by the European Commission’s
‘blacklist’) for tax avoidance.
Relationships with authorities
•As appropriate, we pursue an open and
constructive dialogue with tax authorities
and relevant other authorities in the
jurisdictions where we operate, based on
mutual respect, transparency and trust,
disclosing all relevant facts and
circumstances. We do not use tax
structures intended for tax avoidance, nor
will we engage in the artificial transfer of
profits to low tax jurisdictions.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	86

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Our approach to tax (continued)
Our tax strategy

Being open and transparent builds trust

Tax Report 2024

1	2
Stakeholder management	The future of taxation

Externally, we communicate on a regular
basis with tax authorities, regulators and
investors. Internally, we support our
business in managing risks, staying in
control, remaining efficient in both our
administrative procedures and way of
working, and working in an integrated way
with other experts.
We closely monitor global developments in tax transparency, ESG related taxes, tax technology and continuously translate these into potential requirements or implications for ASML.

3	4	5
Compliance and control	Tax and customs organization	Projects

We develop, implement and monitor
processes or controls for tax risk
management and reporting purposes.
We strive for the timely and accurate
fulfillment of compliance obligations in line
with applicable tax laws and regulations,
including the timely payment of taxes due.

In a fast-changing world, it’s important to
have a diverse team comprising more than
just competent tax and customs experts.
Communication, digital and project
management skills are increasingly
important, so we strive to work and
develop together in line with ASML’s core
values: challenge, collaborate and care.

Our business and the regulatory
environments in which we operate change
constantly. We are always working on
projects to deal with these changes and
ensure the solutions implemented are
compliant and efficient. Likewise, we
continuously strive for simplification and
review of existing business models to
ensure we remain tax and customs
compliant.

ASML’s tax strategy is based on our
principles and closely aligned with our
business strategy and our sustainability
goals. It is approved by the Board of
Management and, like our tax principles and
overall tax risk management, applies to all
group entities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	87

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Competition law compliance
We know that staying compliant

1	2
Competition law compliance risk assessment	Policy review

Our Competition Law Compliance Policy
demonstrates our commitment to ensuring
company-wide compliance. Any act of an
employee or business partner contrary to
this policy is considered a significant
breach of our Code of Conduct, and may
lead to disciplinary measures up to and
including dismissal. We made a version of
the policy publicly available in 2020, which
is reviewed periodically, and published an
updated version in 2021.

We regularly perform risk assessments of
relevant competition law focus areas.
These help identify any risks that may be
present, improve existing controls, and
provide strategies on any remaining risks
and measures to mitigate them.

3	4
Training and awareness	Reporting/resolving issues, violations or complaints

Competition law training is a mix of
computer-based and in-person sessions,
with the latter provided by the Global
Legal Expertise team for Competition &
Foreign Direct Investment and tailored to
relevant stakeholders. We also promote
awareness of competition law through
channels such as presentations, intranet
articles and email communications.
Training topics are based on their
relevance to the semiconductor industry,
current legal developments and wider
trends.

We support every employee or partner
who refuses to engage in anticompetitive
conduct and reports potential violations as
stated in our Speak Up and Non-retaliation
Policy. We do not tolerate any form of
retaliation against those who adhere to
competition law rules or who speak up,
even if we lose business as a result.

with competition law is essential
for ensuring the proper function of
the market.
Competition law impacts a number of areas
in our day-to-day business and has
consequences for our interactions with
customers, suppliers, co-developers and
other partners. We are committed to the
principles of fair competition and do not
condone any form of conduct that is illegal
under applicable competition laws or our
own Code of Conduct. We expect our
partners (customers, suppliers, consultants,
contractors and intermediaries) to
demonstrate high standards of ethical
behavior consistent with our own.
ASML did not incur any fines for breaches of
competition law in 2024.
Read more in ASML’s public Competition Law
Compliance Policy
How we manage competition law
compliance
We have a number of general and specific
control measures in place to prevent, detect
and disclose potential competition law issues.
These include:

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	88

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Information security
ASML’s competitive edge is based
on knowledge and intellectual
property (IP) developed over
decades. This knowledge sits in
the minds of our employees and
many other people within our
thriving ecosystem of suppliers,
partners, customers and
knowledge institutions.
This ecosystem is largely based on the
exchange of ideas and insights, which makes
the protection of knowledge a challenge, but
also makes it difficult for others to replicate
our work. This knowledge is captured in our
information management infrastructure.
Our prime objective is to protect the integrity
and confidentiality of our critical information
and data while ensuring continuity of our
operations. This should be embedded in our
processes, people and infrastructure.
However, as we innovate and collaborate
together, our partners will inevitably need
access to some parts of our systems'
infrastructure. We must ensure that this is
enabled in a secure way, with best-in-class
security functions deployed across our
infrastructure to manage security threats
and risks.
We are also confronted with new EU
regulations such as NIS2 and the Cyber
Resilience Act (CRA) and in the US with Cyber
Incident Reporting for Critical Infrastructure
(Cybersecurity and Infrastructure Security
Agency), which highlight regulators seeking to
ensure that critical infrastructure organizations
are securing themselves effectively.
As perpetrators make use of more advanced
methods, implementing adequate responses
becomes more complex – so we continue to
take steps to try to deal with this effectively.
In the event of a security incident involving
the loss of information assets, the materiality
of the incident is jointly assessed by
technology leaders and subject matter
experts with support from Corporate
Intellectual Property and Legal and
Compliance.
In 2024, as far as we are aware, ASML had
zero incidents with a material impact.
Read more in Strategic report – Performance and
risk – Risk – Risk factors – Cybersecurity and other
security incidents, or disruptions in our processes or
information technology systems, could materially
adversely affect our business operations
How we manage information security
We have a dedicated Security function to
ensure we properly manage all security
risks. The security risk assessment process,
which includes cybersecurity, sits within our
ERM process and follows our governance
structure, with the Security Committee as a
sub-committee of the Compliance, Ethics,
Security and Risk Committee (CESR), which
acts as the oversight committee mandated
by the Board of Management (BoM).
The three layers of our security governance
framework are:
1.The Security Committee: Ensures and
promotes the integration of security risk
management methodologies and related
controls in ASML’s business processes.
The Security Committee reports into
the CESR.
2.The Security Function Management
team: Ensures the implementation and
execution of security risk management
methodologies and related controls in
ASML’s business processes.
3.The Security Expert team: Determines
the risk and control strategies and generates
input for tactical plans by providing content
expertise and setting requirements.
This governance framework enables cross-
disciplinary alignment through structured
meetings and ensures integration throughout
our broader risk management profile.
Alongside evaluation by our Internal Audit
department, we have engaged several third
parties to evaluate security capability and
maturity and provide both expertise and
resources to assist in identifying and
managing material cybersecurity risks. Some
examples of these engagements include
external validation of security management
systems, capability assessments, red-
teaming, penetration testing and tabletop
exercises.
The Security function led by the CISO
monitors risk prevention, detection,
mitigation and remediation processes
related to cybersecurity, and regularly
reports to the Security Governance and
to the Audit Committee. We believe each
member of the Supervisory Board is qualified
to advise on the oversight of cybersecurity
risks through their employment experience
and/or educational background in risk
management. We have implemented
processes to identify and respond to
cybersecurity threats intended to comply
with standards set by the International
Organization for Standardization (ISO
27002), International Society of Automation
(ISA/IEC 62443) and US National Institute
of Standards and Technology (NIST
Cybersecurity Framework). We have a
dedicated team that works to increase our
strength and maturity and minimize
exploitable vulnerabilities by monitoring
threats, assessing our vulnerability and
defining incident responses.

TIBCO Spotfire
File Edit Data Visualizations View Tools Help User
Variable_0
Sum(Filtered_Value) a
Sum(Filtered_Value)
Variable_0
Current filtering
Filters
PARAMETER_DIM
PARAMETER_FACT
MACHINE_DIM_ID
EQUIPMENT_NR

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	89

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Information security (continued)
The central security organization was set up
to define the policies, procedures and the
adherence to these policies in a second line
role, coordinated closely with the security
representatives in the business.
In addition, the central security organization
delivers operational services to the ASML
organization via the Security Operations
Center (SOC). In case of incidents, the SOC
is to be the central point for dealing with
these incidents effectively.
In the event of a possible material
cybersecurity incident, the Corporate Crisis
Management team (CCMT) verifies the
assessment, proposed response and
disclosure requirements. The CCMT is
chaired by the Chief Operations Officer, who
reports to the Board of Management on our
proposed response and then takes the
decision to the Supervisory Board. A
dedicated governance structure is in place
to deal with a crisis situation effectively. The
Chief Information Security Officer (CISO)
coordinates the response as a second line of
responsibility, along with the security teams
in the business.
Third-party cybersecurity risks
In order to both oversee and identify risks
from cybersecurity threats associated with
our use of third parties, all providers are
required to comply with our ASML Security
Controls (part of the Supplier Security
Policy). We assess and monitor providers
using a risk-based approach based on
standards set by the International
organization for Standardization (ISO 27002),
the International Society of Automation (ISA/
IEC 62443) and the US National Institute of
Standards and Technology (NIST
Cybersecurity Framework). We also have a
dedicated team to deploy procedures to
increase our resistance strength and
minimize vulnerabilities by monitoring
threats, assessing our vulnerability through
testing and defining responses.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	90

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Privacy and personal data protection
In an increasingly interconnected
world, safeguarding personal
information is not only a regulatory
requirement but a cornerstone
of trust with our employees,
customers and partners.
How we manage privacy protection
We continue to enhance our privacy
program with the aim of ensuring
compliance with applicable laws and
regulations across the jurisdictions in which
we operate. Our approach is guided by the
principles of accountability, transparency
and respect for the rights of individuals.
We prioritize the responsible handling of
personal data and are dedicated to
implementing best practices.
Our privacy program consists of the various
approaches, processes and tools
established by ASML to manage privacy
matters in a responsible manner and
process personal information in compliance
with relevant privacy laws. Our global
privacy policy is an essential building block
in complying with applicable privacy and
data protection legislation relating to the
processing of personal data. Furthermore,
we have three separate privacy notices for
our employees, business partners and
visitors, and job applicants respectively –
describing how we collect, use, retain and
disclose personal data, and for which
purposes.
Key initiatives undertaken during 2024
include:
Strategy
The Privacy Office’s strategic objectives and
initiatives are captured in an annual plan that
serves as a roadmap for our privacy efforts.
One of the strategic pillars is centered on the
ability to leverage the infrastructure present
at ASML. By formalizing our approach, we
aim to enhance accountability and drive
continuous improvement in our privacy
practices.
Optimizing privacy processes
In the spirit of continuous improvement, we
regularly review our existing privacy
processes, with the use of technology and
automation to optimize efficiency. This
optimization not only reduces operational
risks but also enables us to respond more
effectively to the evolving privacy landscape.
Training and awareness
We conduct comprehensive training
programs for our employees to foster a
culture of privacy awareness.
As we move forward, we remain committed
to continuously improving our privacy
practices and adapting to the evolving
regulatory landscape. We recognize that
maintaining the trust of our stakeholders is
paramount, and we will continue to prioritize
the protection of personal information in our
business activities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	91

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Export controls and sanctions
We are subject to export controls
and sanctions that impact our
business.
How we manage export controls and
sanctions
Every ASML employee is required to follow
all of our policies and procedures, which
have been designed to promote compliance
and prevent unauthorized transactions.
We have implemented controls and other
measures to protect against breaches of
export control and sanctions requirements,
and we remain focused on strengthening
and enhancing the key pillars of our export
control and sanctions compliance
framework. These include:
•Governance: At a senior management
level, the Compliance, Ethics, Security and
Risk Committee (CESR), supported by the
Export Control Council, oversees the
efficiency and effectiveness of our export
control and sanctions compliance
framework. The global Export Control and
Sanctions team, reporting to the Chief
Compliance Officer, also manages the
framework and provides assistance and
guidance where needed. Each employee is
responsible for reading and understanding
the content and implications of the Export
Control and Sanctions Policy.
•Compliance organization: We keep our
Export Control and Sanctions compliance
organization sufficiently staffed and
trained. This ensures that our growing
business – and the increasingly complex
and challenging regulatory landscape in
which we operate – is supported with
adequate expertise and experience.
•Policies and procedures: We embed
export control and sanctions controls in
all of our relevant business processes.
We regularly assess the effectiveness of
our policies, procedures, systems and
controls and update them as necessary.
•Training: Building awareness around
the importance of export control and
sanctions compliance is a top priority.
We do this through continual updates
and briefings.
•Audit: Export control and sanctions
compliance are included in our internal
audit program. The Internal Audit team
periodically audits key export control and
sanctions risk areas as a matter of course.
New export control restrictions
On September 6, 2024, the Dutch
government imposed new export license
requirements on the export of TWINSCAN
NXT:1970i and 1980i DUV immersion
lithography systems, as well as on the
export and transfer of specially designed
parts, software or technology for these
systems outside of the EU. This is a
technical change that ensures that the Dutch
government is the sole licensing authority for
the shipment of these systems from the
Netherlands to other countries. ASML has
updated its processes and systems to
comply with these new export license
requirements.
On December 2, 2024, the US authorities
published an updated version of the
advanced computing and semiconductor
manufacturing equipment rule, imposing
additional restrictions on suppliers for the
export of chip manufacturing technology.
These regulations became effective
immediately with a delayed compliance date
of December 31, 2024 for some of the
changes.
The updated export control regulations
contain additions to the list of restricted
technologies including metrology and
software. In addition, further fab locations,
mainly in China, were added to the US list of
restrictions. ASML is fully committed to
complying with all applicable laws and
regulations including export control
legislation in the countries in which we
operate, while we continue to develop our
technology and serve our customers to the
best of our ability.
Read more in Strategic report – Performance and
risk – Risk – Risk factors – We are subject to
regulatory and compliance obligations in the various
countries where we operate and as our business
grows ensuring compliance becomes more
challenging

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	92

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Intellectual property protection
Our company is based
on people and knowledge.
Our specific knowledge gives
us a leading edge and a head
start over competitors.
It is key that we protect our own knowledge
as well as the information entrusted to ASML
by our customers and business partners.
How we manage intellectual property
Patents are a way to protect ASML’s R&D
investments from unauthorized use by third
parties, including exploitation by our
competitors, customers, suppliers and co-
developers. We innovate and develop our
technology with our ecosystem partners,
which comprise many different companies
and institutions, each of which requires a
dedicated way of dealing with IP matters.
ASML’s general IP strategy has three
objectives:
1.Build and maintain a solid IP portfolio
by protecting ASML's inventions.
2.Prevent situations where ASML infringes
on the IP rights of third parties.
3.Prevent the unauthorized disclosure of
confidential information, including know-
how and trade secrets, to the outside
world.

Patent portfolio trend
Processes are in place to address these
objectives. The objective of preventing
unauthorized disclosure is addressed by,
among others, a dedicated knowledge
protection program, restricted access to
engineering top secrets, an information
security program, mandatory information
classification, and a training and awareness
program.
Our Corporate Intellectual Property
department is tasked with strengthening our
global IP position. The department’s mission
is to maximize ASML’s IP value, to execute
and support ASML’s overall objectives and
to preserve ASML’s freedom of operation.
To protect our technology leadership and
our R&D in leading-edge technology, the
department is involved in the product
generation process and assesses new
products to determine whether they would
potentially infringe any relevant third-party
IP rights.
We have adopted controls, policies and
procedures intended to safeguard the
protection of our trade secrets, proprietary
customer data and other information.
Read more in Strategic report – Corporate conduct –
Information security and Strategic report –
Performance and risk – Risk – Risk factors

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	93

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Product safety
We innovate with safety
in mind. As a considerate and
conscientious manufacturer, it is
our ongoing duty to provide safe,
secure and well-designed
products.
As our company has grown, so too have the
challenges we face. Our products are
increasingly complex and we operate in more
geographical locations than ever, making it
difficult to assess which safety legislation,
regulations or compliance procedures apply.
In fact, some of our technology is so cutting-
edge that current safety standards simply
haven’t caught up. Existing standards are
often unable to provide guidance on safe
designs – for example, for high-power drive
laser and high-pressure equipment –
meaning we must either define our own
protections or work hand in hand with
regulatory authorities.
Another challenge is consistency. Safety is
tricky when there are so many people
working on the design of a product, or when
that design is outsourced to a supplier. Our
fast shipment process also means we
sometimes skip some of the testing in the
factory and conduct final testing and formal
acceptance at a customer’s site – meaning
we have to adapt our ways of working
regarding product safety. And, with fast-
changing legislation on chemicals such as
PFAS (per- and polyfluoroalkyl substances)
and RoHS (Restriction of Hazardous
Substances), it can be a challenge to keep
track.
How we manage product safety
To help to ensure both our products and
tools comply with the most stringent
regulations, we focus on safety at every
stage of the product life cycle: research,
design, development, production, transport,
installation, maintenance, upgrades and
decommissioning.
Our Global Product Safety and Regulatory
organization is part of Quality and
Excellence, which coordinates our overall
product safety approach. To support ASML
products, each product line has dedicated
safety engineers who make a first-level
system risk assessment. To support safe
design, we’ve also defined and implemented
12 key risk areas and associated product
safety competencies in line with the ISO
12100 standard in the design of machinery,
with risk experts supporting individual
projects. We are further extending our global
expertise by hiring country safety and
regulatory experts.
Our Safety and Regulatory Office is tasked
with tracking new product safety legislation
and standards and ensuring our products
are compliant. The Regulatory Board is
responsible for decision-making on product
safety compliance, the strategy to eliminate
non-compliance, monitoring compliance
status and risk mitigation. It discusses
possible non-compliance cases and makes
decisions based on the mitigation plan
presented.
Ensuring safety compliance
Every product shipped and every tool
developed by ASML complies with SEMI S2
– the Environmental, Health, and Safety
Guideline for Semiconductor Manufacturing
Equipment. These guidelines are
incorporated into the Safety System
Performance Specification.

Product safety in design

Eliminate substitution
Engineering controls
Administrative controls
Use of personal protective equipment
1
2
3
4
Most effective
Less effective

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	94

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Product safety (continued)

Our product safety competencies

The role of our development and
engineering (D&E) safety competence
leads is to provide in-depth knowledge
on any background legislation and
standards applicable in their area, as well
as defining design rules, providing training
and acting as consultants to mitigate
specific safety hazards in our products.
This includes areas such as:

•Working at height: A new area of
expertise required during the design of
our EXE:5000 – our first EUV 0.55 NA
(High NA) system – to guarantee good
access to the various system areas
and components.
•Radiation: Focusing mainly on lasers
with intensities that go beyond
standard, as well as considering the
impacts of standard and special lamps
and LEDs.
•Functional safety: Our complex
machines contain many active
protective functions to protect the user
against hazards. Examples are sensors
which monitor currents, pressure or
temperatures and independently put
the system into a safe position
when needed (e.g. Lockout Tagout
procedure).
•Safety in procedures: Supporting the
creation of written safety procedures
for complex operations.
•Thermal: The use of tin at high
temperatures requires special
precautions.
•Dangerous gases: The use of gases
requires safety systems and procedures
to protect machines and people. For
example, nitrogen is an asphyxiation
hazard and the use of hydrogen in EUV
has additional applicable legislations
and standards.
•Materials and substances: Monitoring
worldwide legislation to check the legal
status of all materials used in our
products and ensuring that we do not
use or introduce hazardous materials.

•Electrical: Making electrical design safe
and protecting people from electrical
shock. This involves making conductors
carrying hazardous voltages inaccessible,
ensuring accessible conductors don’t
carry hazardous voltages and ensuring
inaccessible conductors are sufficiently
insulated from accessible ones.
•Pressure: Interpreting and explaining local
legislation and standards, advising on
testing and documentation, and maintaining
the manufacturing record book.
•Human factor engineering (including
ergonomics): Incorporating a human-
centered design approach to maintain
access for maintenance and servicing
by laying down rules for issues such as
accessibility, posture, forces and lifting parts.
•Mechanical: Keeping track of safety
factors and seismic requirements for
our machines.
•Lifting: Advising on special
requirements such as the certification
and training of crane operators in
countries where we use lifting tools, and
when certification is needed. For
example, in South Korea, certification is
required for weights of 500 kg or more.

•
Designing in safety
Prevention is key. We focus first on safety by
design in hardware, and then safety by
procedure. Safe products start with a well-
thought-out design and safety requirements
built in from the very start of the design
process. Since human factors play an
important role in the safe operation of a
product, our first step is always to guard
against them becoming a risk. This helps
prevent workplace activities from turning
into potential accidents. If there are no
safety precautions available to address
potential hazards, we develop our own.
When we start designing our systems, our
engineers conduct an initial safety risk
assessment (SRA). Our product designers
are trained to identify safety issues early on
in the design process, and the SRA is
evaluated throughout the entire product
development process. We evaluate product
safety at each stage of the product life cycle
and track reported product-related incidents
through our incident-reporting system.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	95

At a glance	Q&A with the CEO	2024 stories	Our business	Performance	Risk	Corporate conduct
Product safety (continued)

EUV 0.55 NA (High NA) safety compliance

Our latest product, EUV 0.55 NA (High
NA), is the next generation of EUV
machines. The development of the
system presented challenges for product
safety due to its larger overall size,
height and weight of modules, and
more complex accessibility.
Having started the third-party safety
design review in 2022, we continued
with hardware reviews in 2023, leading
up to a full review report in 2024. The first
shipment to customers conforms to
the requirements.

Increasing product safety in the
supply chain
Product safety does not end at our own
facilities. We work to spread this out across
our partners’ operations by promoting
product safety in the supply chain – with the
aim that all the products we ship comply
with the most stringent legislation, including
designs made or supplied by our suppliers in
the value chain. A large proportion of our
innovation and development takes place at
our suppliers’ sites, so our goal is for
suppliers to have the capability to deliver
safe and compliant products to avoid
accidents or incidents, safety-related non-
compliance issues and delayed shipments.
We have defined an end-to-end process in
close cooperation with our suppliers,
ensuring deliveries meet our safety
requirements.
Dangerous goods management
Following the successful completion of our
dangerous goods program, dangerous
goods management is now structurally
embedded across our organization.
Policies, processes, guidelines and IT
infrastructure are now in place to enable
dedicated specialists to manage dangerous
goods as part of our competence groups.
Hazardous properties are identified at an
early stage in the design process to ensure
measures are taken for the safe handling,
transport and storage of our products – on
time and with greater efficiency. Activities
are overseen by the safety and compliance
organization to safeguard the active control
of regulations and legislation impacting
ASML products.
Materials and substance compliance
We follow stringent regulations in each
of the markets in which we operate. This
currently includes RoHS, REACH
(Registration, Evaluation, Authorisation
and Restriction of Chemicals) and the
Batteries Directive in the EU, K-REACH
(Act on the Registration and Evaluation
of Chemicals) in South Korea and TSCA
(Toxic Substances Control Act) in the US.
We’ve implemented multiple initiatives to
overcome compliance challenges. These
help address an increasing number of
regulatory changes, the number of unique
parts used in our products (>50,000), the
number of regulated substances we use
(>100) and the extensive reach of our global
supply chain.
Activities in 2024 include:
•A multidisciplinary program embedding
processes throughout our organization –
improving our IT solutions, enabling
automated supply chain communication
and delivering flexible reporting
capabilities.
•Strengthening regulatory presence in key
markets for timely implementation of new
regulations in our product design.
•A proactive approach toward upcoming
regulations such as PFAS, TSCA, F-Gas
and the REACH directive by taking part in
semiconductor industry working groups,
through our membership of the PFAS
Consortium, by working with our business
partners and the supply chain, and by
establishing a working relationship with a
well-respected firm of consultants.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	96

Corporate governance	Supervisory Board report	Remuneration report
Corporate
governance

97	Corporate governance
99	Board of Management
101	Supervisory Board
104	Other Board-related matters
108	AGM and share capital
112	Financial reporting and audit
114	Compliance with corporate governance requirements

Supervisory Board report
115	An interview with our Chair of the Supervisory Board
118	Supervisory Board focus in 2024
122	Meetings and attendance
127	Supervisory Board committees
139	Financial statements and profit allocation

Remuneration report
140	Message from the Chair of the Remuneration Committee
142	Remuneration at a glance
144	Remuneration Committee
147	Board of Management remuneration
163	Supervisory Board remuneration
166	Other information

Collaboration
Customers
Employees
Suppliers
Shareholders
Society

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	97

Corporate governance	Supervisory Board report	Remuneration report
Corporate governance at a glance
We champion integrated corporate governance to build a relationship of trust, respect and mutual benefit with our stakeholders.

OVERVIEW

These pages provide an overview of and a brief introduction to the Corporate governance section of our Annual Report.

Read more on page 123 >

2024 strategic priorities

1	Deepen customer trust

2	Extend our technology and holistic product leadership

3	Strengthen ecosystem relationships

4	Create an exceptional workplace

5	Drive operational excellence

6	Deliver on our ESG sustainability mission and responsibilities

Read more on page 142 >

Supervisory Board diversity, nationality and tenure

Supervisory Board attendance

Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee	ESG Committee
95%	97%	100%	100%	100%	100%
Read more on page 122 >

56%	44%	4.2
Men	Women	Years average tenure
		(2023: 3.2)
Read more on page 118 >

I am confident that our new management team and continued focus on technological leadership will secure our long-term success.”
Nils Andersen
Chair of the Supervisory Board

Dutch	x2

German	x1

American	x2

British	x1

Danish	x1

Belgian	x2

Supervisory
Board
nationality

Supervisory Board skills

International management	89%
Finance/governance	78%
Remuneration	78%
Human resources	89%
IT/digital/cyber	67%
ESG	100%
Semiconductor ecosystem	67%
Technology	56%
Supply chain	89%
Business in Asia	89%

Stakeholders
We regularly engage with our stakeholders
to understand the impact we have on them,
and what their needs and expectations are.

Read more on page 46 >

Board of Management remuneration (€’000s)

Our Board of Management (BoM) remuneration policy is designed to fairly incentivize our BoM to deliver on our business priorities and create sustainable long-term value.

Christophe D. Fouquet			€5,432
Frederic J.M. Schneider-Maunoury			€4,209
Roger J.M. Dassen			€4,190
Wayne R. Allan			€3,897
James (Jim) P. Koonmen[1]			€2,347

Base salary and benefit	STI	LTI

Read more on page 147 >
1.James (Jim) P. Koonmen was appointed as a BoM
member on April 24, 2024. Total remuneration is
included as of this date.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	98

Corporate governance	Supervisory Board report	Remuneration report
Corporate governance
We endorse the importance of good

ASML organization
Business axis: Customer	Business axis: Product	Technology axis	Execution axis	Enabling axis
corporate governance – of which
independence, accountability and
transparency are the most significant
elements. These are also the elements on
which we can build a relationship of trust
with our stakeholders.
ASML Holding NV is a public limited liability company
operating under Dutch law. Our shares are listed on
Euronext Amsterdam and Nasdaq.
We have a two-tier board structure consisting of a Board
of Management responsible for managing the company,
and an independent Supervisory Board which
supervises and advises the Board of Management. For
the fulfillment of their duties, the two Boards are
accountable to the General Meeting, the corporate body
representing our shareholders.
Our governance structure is based on our Articles of
Association, Dutch (and where relevant EU) corporate
and securities laws, and the Dutch Corporate
Governance Code. Because we are listed on Nasdaq,
we are also required to comply with applicable
provisions of the Sarbanes-Oxley Act, the Nasdaq
Listing Rules, and the rules and regulations promulgated
by the US Securities and Exchange Commission as
applied to ‘foreign private issuers’ such as ASML.
We are subject to the relevant provisions of Dutch law
applicable to large corporations ('structuurregime')
which have the effect of concentrating control over
certain corporate decisions and transactions in the
hands of the Supervisory Board. Procedures for the
appointment and dismissal of Board of Management
and Supervisory Board members are based on the
structuurregime.
This section of the Annual Report addresses our
corporate governance structure and the way we apply
the principles and best practices of the Dutch Corporate
Governance Code. It also provides information required
by the Decree adopting further rules related to the
content of the management report and the Decree
implementing Article 10 of the Takeover Directive.
We signed up to the VNO-NCW Tax Governance Code
and report on the application of its principles in the
section Our approach to tax and in our more
comprehensive Tax Report 2024 on our website.
In accordance with the Dutch Corporate Governance
Code (mccg.nl/english), other parts of this Annual Report
address our strategy and culture aimed at sustainable
long-term value creation, our values and Code of
Conduct, and the main features of our internal control
and risk management systems.
Read more in Strategic report – At a glance, Strategic report – Our business – Our business strategy and Our business model,
Strategic report – Performance and risk – Risk – How we manage risk and Sustainability statements – General disclosures – ESG sustainability governance

ASML corporate governance structure

Shareholders

Supervisory Board
Audit Committee	ESG Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee

Board of Management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	99

Corporate governance	Supervisory Board report	Remuneration report
Board of Management
Our Board of Management is responsible

Our core strategy consists of six priorities

1	Deepen customer trust	4	Create an exceptional workplace

2	Extend our technology and holistic product leadership	5	Drive operational excellence

3	Strengthen ecosystem relationships	6	Deliver on our ESG sustainability mission and responsibilities for managing ASML. Its responsibilities
include establishing a position on the
relevance of sustainable long-term value
creation for ASML and our business,
defining and deploying our strategy,
establishing and maintaining effective risk
management and control systems, and
managing the realization of our operational
and financial objectives and the ESG
aspects relevant to us. In fulfilling its
management tasks and responsibilities,
the Board of Management is guided by
the interests of ASML and our business
and takes into consideration the interests
of our stakeholders.
The current Board of Management comprises five
members. Effective per the 2024 AGM, former President
and CEO Peter Wennink and former President and CTO
Martin van den Brink retired. Christophe Fouquet was
appointed President and CEO per the 2024 AGM.
On the same date, Jim Koonmen was appointed
Chief Customer Officer and member of the Board of
Management, underscoring our ambition to continuously
increase our responsiveness to customer needs and to
consistently deliver high-performance products and
services.
As a result of the above and effective per the 2024 AGM,
our Board of Management has a single-presidency
structure, under the chairpersonship of the President
and CEO. The Board of Management divides tasks
among its members, charging individual members with
specific managerial tasks. However, the Board of
Management remains collectively responsible for the
management of ASML.
The Board of Management is supervised and advised by
the Supervisory Board. The Board of Management
provides the Supervisory Board with all the information,
in writing or otherwise, necessary for the Supervisory
Board to properly carry out its duties. In addition to the
information provided in their regular meetings, the Board
of Management provides the Supervisory Board with
regular updates on developments relating to our
business, financials and operations, and industry
developments in general. Certain important decisions of
the Board of Management require the approval of the
Supervisory Board. For details, see the Supervisory
Board report in this Corporate governance section.
Further information regarding the general responsibilities of the Board of Management, its relationships with the
Supervisory Board and various stakeholders, the decision-
making process within the Board of Management and the
logistics surrounding the meetings can be found in the
Board of Management’s Rules of Procedure. These are
published in the Governance section of our website.
Appointments
Members of the Board of Management are appointed by
the Supervisory Board on the recommendation of the
Selection and Nomination Committee and upon notification
to the General Meeting. Members of the Board of
Management are appointed for a term of four years.
Reappointment for consecutive four-year terms is
possible. For persons aged 65 years or above, a
maximum appointment term of two years applies, with
the possibility of reappointment for consecutive two-year
terms. The relationship between ASML Holding NV and the
Board of Management members does not constitute an
employment agreement pursuant to Dutch law. Accordingly,
ASML Holding NV has entered into management services
agreements with all of our Board of Management members
except for Jim Koonmen, with whom ASML US, LLC has
entered into an employment agreement.

Lithography is a formidable tool to compensate process fingerprints
Correction capability increased ~5 orders of magnitude
Overlay [nm]
Increasing correction capability per field, wafer, lot
ASML

The management services agreements between ASML
and the Board of Management members contain
specific provisions regarding severance payments. If we
terminate the agreement for reasons not exclusively or
mainly found in acts or omissions of the Board of
Management member, a severance payment not
exceeding one year’s base salary is payable.
Furthermore, the agreements stipulate that a member of
the Board of Management, when giving notice of
termination pursuant to a change of control, will be
entitled to a severance amount. Given that such
a resignation is specifically linked to a change of control, we do not consider this provision a deviation from the
Dutch Corporate Governance Code.
The Supervisory Board may suspend and dismiss
members of the Board of Management, but this can
only take place after consulting the General Meeting.
More information about changes related to the Board of
Management during 2024 can be found in the Supervisory Board report included in this Annual Report

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	100

Corporate governance	Supervisory Board report	Remuneration report
Board of Management (continued)

	Roger J.M. Dassen (1965, Dutch)		James (Jim) P. Koonmen (1967, American, Irish)

	Executive Vice President and Chief Financial Officer Term expires 2026		Executive Vice President and Chief Customer Officer Term expires 2028

Roger Dassen joined ASML in June 2018 and was
appointed Executive Vice President and CFO and member
of the Board of Management at the AGM the same year.
He had previously served as Global Vice Chair and
member of the Executive Board of Deloitte Touche
Tohmatsu Limited, having been CEO of Deloitte Holding
BV. Roger holds a master’s in Economics and Business
Administration, a post-master’s in Auditing and a PhD in
Business Administration, all from the University of
Maastricht. He is Professor of Auditing at Vrije Universiteit
Amsterdam, and sits on the Supervisory Board of the
Dutch National Bank. He is also the Chair of the
Supervisory Board of Maastricht University Medical
Center+ and serves on the Board of the Stichting
Brainport.

Jim Koonmen joined ASML in 2007 through the
acquisition of Brion, where he was General Manager
from 2008 until 2015. He subsequently served as the
CEO of Cymer and then led the Applications business
for five years. Before he joined ASML, Jim was Vice
President of Marketing and Operations at MEMX,
Director of Manufacturing Engineering at Onetta and
Director of Operations at Johnson & Johnson. Jim
holds a Master of Science in Management from the MIT
Sloan School of Management and a Master of Science
in Aeronautics and Astronautics from the
Massachusetts Institute of Technology.

Christophe D. Fouquet (1973, French)		Wayne R. Allan (1967, American)	Frédéric J.M. Schneider-Maunoury (1961, French)

President, Chief Executive Officer and Chair of the Board of Management Term expires 2028		Executive Vice President and Chief Strategic Sourcing & Procurement Officer Term expires 2027	Executive Vice President and Chief Operations Officer Term expires 2026

Christophe Fouquet became President and CEO in 2024,
having served as Executive Vice President EUV from 2018
until 2022, Executive Vice President and Chief Business
Officer from 2022 until 2024 and member of the Board of
Management since 2018. Since joining ASML in 2008, he
has held several positions, including Senior Director
Marketing, Vice President Product Management, and
Executive Vice President Applications, a position he held
from 2013 until 2018. Prior to joining ASML, he worked for
semiconductor equipment peers KLA-Tencor and Applied
Materials. Christophe holds a master’s degree in Physics
from the Institut Polytechnique de Grenoble.

Wayne Allan was appointed Executive Vice President,
Chief Strategic Sourcing & Procurement Officer and
member of the Board of Management in 2023. Wayne
joined ASML in 2018 as Executive Vice President of
Customer Support. Before then, Wayne served as Senior
Vice President of Global Manufacturing Operations and
as Vice President of Wafer Fabs at Micron Technology,
Inc. the company where he began his career in 1987 as
a production operator. He continued to move into
operations roles of increasing leadership in engineering,
planning and production.

Frédéric Schneider-Maunoury has been Executive Vice
President and Chief Operations Officer since he joined
ASML in 2009. He was appointed to the Board of
Management in 2010. Prior to joining ASML, Frédéric
was Vice President Thermal Products Manufacturing at
power generation and rail transport equipment group
Alstom, having previously served as General Manager
of its worldwide Hydro Business. Before this, Frédéric
had held various positions at the French Ministry of
Trade and Industry. He is a graduate of École
polytechnique (1985) and École Nationale Supérieure
des Mines (1988) in Paris.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	101

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board
Our Supervisory Board supervises the
Board of Management and the general
course of affairs of ASML and our
subsidiaries. The Supervisory Board
also supports the Board of Management
with advice. In fulfilling its role and
responsibilities, the Supervisory Board
takes into consideration the interests
of ASML and our business, as well as the
relevant interests of our stakeholders.
In our two-tier structure, the Supervisory Board is a
separate and independent body from the Board of
Management and from ASML. No member of the
Supervisory Board personally maintains a business
relationship with ASML, other than as a member of the
Supervisory Board.
The Supervisory Board currently consists of nine
members, with the minimum being three.
In performing its tasks, the Supervisory Board focuses
on matters including our corporate strategy, aimed at
sustainable long-term value creation and its execution;
the staffing of and succession planning for the Board of
Management; the management of risks inherent to our
business activities; the financial reporting process;
compliance with applicable legislation and regulations;
our culture and the activities of the Board of
Management in that regard; the relationship with
shareholders and other stakeholders; and
environmental, social and governance (ESG) aspects
important for ASML.
Important management decisions – such as setting the
operational and financial objectives, the strategy
designed to achieve these objectives, major
investments, budget, and the issue, repurchase and
cancellation of shares – require the Supervisory Board’s
approval.
The Supervisory Board is governed by its Rules of
Procedure. Items covered in these rules include the
responsibilities of the Supervisory Board and its
committees, the composition of the Supervisory Board
and its committees, logistics surrounding the meetings,
the meeting attendance of members of the Supervisory
Board, the rotation schedule for these members and the
committee charters. The Supervisory Board’s Rules of
Procedure and the committee charters are regularly
reviewed and, if needed, amended. The Audit
Committee charter is reviewed annually to confirm that it
still complies with applicable rules and regulations,
including those relating to the Sarbanes-Oxley Act.
Read more information on the meetings and activities of the
Supervisory Board in 2024 in Supervisory Board report – Meetings and attendance
Appointments
Members of the Supervisory Board are appointed by the
General Meeting based on binding nominations
proposed by the Supervisory Board. When nominating
persons for (re)appointment, the Supervisory Board
checks whether the candidates fit the Supervisory
Board’s profile, which is available in the Governance
section of our website. The General Meeting may reject
binding nominations by way of a resolution adopted with
an absolute majority of the votes cast, representing at
least one-third of our outstanding share capital. If the
votes cast in favor of such a resolution do not represent
at least one-third of the total outstanding capital, a new
shareholders’ meeting can be convened – at which the
nomination can be overruled by an absolute majority.
The Supervisory Board generally informs the General
Meeting and the Works Council about upcoming end of
appointment terms at the AGM in the year preceding the
actual end of the appointment term(s). This ensures the
Works Council and the General Meeting have sufficient
opportunity to recommend candidates for the upcoming
vacancies. The Supervisory Board has the right to reject
proposed recommendations. Furthermore, the Works
Council has an enhanced right to make
recommendations for one-third of the members of the
Supervisory Board. This enhanced recommendation
right implies that the Supervisory Board may only reject
the Works Council’s recommendations in limited
circumstances: (i) if the relevant person is unsuitable or
(ii) if the Supervisory Board would not be duly composed
if the recommended person were appointed.
Members of the Supervisory Board serve for a maximum
term of four years or a shorter period as per the
Supervisory Board’s rotation schedule.

Supervisory Board appointment process
Stage 1	Stage 2	Stage 3	Stage 4	Stage 5

Recommendation right of GM and Works Council	Announcement of nomination for appointment by SB	Works Council has the right to determine its position	Formal nomination for appointment by SB	Appointment of SB member by GM
Supervisory Board members are eligible for reappointment
for another maximum term of four years, after which
members may be reappointed again for a maximum period
of two years. This appointment may be extended for a final
term of no more than two years. The rotation schedule is
available in the Governance section of our website.
If the General Meeting loses confidence in the Supervisory
Board, it may, by an absolute majority of the votes
representing at least one-third of the total outstanding
capital, withdraw its confidence in the Supervisory Board –
resulting in the immediate dismissal of the entire
Supervisory Board. In such a case, the Enterprise Chamber
of the Amsterdam Court of Appeal shall appoint one or
more members to the Supervisory Board at the request of
the Board of Management.
Further information about changes to the Supervisory Board‘s composition in 2024 and 2025 can be found in the
Supervisory Board report
Supervisory Board committees
The Supervisory Board, while retaining overall responsibility, has assigned some of its tasks and responsibilities to five
committees: the Audit Committee, the ESG Committee, the
Remuneration Committee, the Selection and Nomination
Committee, and the Technology Committee.
Further information on the Supervisory Board committees can be found in the Supervisory Board report and in the charters of the committees as posted on our website

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	102

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board (continued)

Nils S. Andersen (1958, Danish)
Nils Andersen joined the Supervisory Board in
2023, and has been its Chair since. Nils also
serves as Chair of the Board of Scan Global
Logistics A/S. From 2015 until May 2024, he
served as Non-Executive Director of Unilever
Plc and was appointed as Chair as per 2019.
From 2018 until 2023, he was the Chair of the
Supervisory Board of Akzo Nobel NV and,
between 2007 and 2016, he was Group Chief
Executive of A.P. Møller –Mærsk. From 2001
until 2007, Nils served as President and Chief
Executive Officer of Carlsberg and Carlsberg
Breweries.

Member of the Supervisory Board since 2023 (First term expires in 2027)

Chair of the Supervisory Board, Chair of the Selection and Nomination Committee

Antoinette (Annet) P. Aris (1958, Dutch)

Member of the Supervisory Board since 2015 (Fourth term expires in 2025)

Vice Chair of the Supervisory Board, Member of the Remuneration Committee, the Selection and Nomination Committee, and the Technology Committee

Annet Aris has been a member of the
Supervisory Board since 2015. She is Senior
Affiliate Professor of Strategy (since 2003)
and Academic Director of the Corporate
Governance Centre (since 2023) at INSEAD
business school, France. From 1994 to 2003,
she was a partner at McKinsey & Company in
Germany. Annet also sits on the supervisory
boards of Jungheinrich AG and Randstad
Holding NV.

Birgit M. Conix (1965, Belgian)
Birgit Conix became a member of the
Supervisory Board in 2021. Effective per
February 1, 2025, she was appointed as
Non-Executive Director of AstraZeneca PLC
and resides in the audit committee. Prior to
this, she was CFO and a member of the
Management Board of Sonova Holding AG
from June 2021 until January 31, 2025. From
2018 until January 1, 2021, Birgit was a
member of the Executive Board and CFO of
TUI AG. She was previously the CFO of the
Belgian media, cable and telecommunications
company Telenet Group NV. Prior to that,
Birgit held various management positions in
finance at Johnson & Johnson, Heineken,
Tenneco and Reed Elsevier.

Member of the Supervisory Board since 2021 (First term expires in 2025)

Chair of the ESG Committee and member of the Audit Committee

D. Mark Durcan (1961, American)

Member of the Supervisory Board since 2020 (Second term expires in 2028)

Chair of the Technology Committee, member of the Selection and Nomination Committee

Mark Durcan was appointed as a member of
the Supervisory Board in 2020. He is a Non-
Executive Director at Advanced Micro
Devices, Inc., and Board Member and Lead
Independent Director at Cencora. He is also
a member of the Board of Trustees for Rice
University (Texas) and as Director at Natural
Intelligence Systems CA, a private AI startup
company. From 2012 to 2017, he was CEO
of Micron Technology, Inc., having joined the
company in 1984 and having held various
management positions before being
appointed CEO. Furthermore, Mark was a
Director at Freescale Semiconductor, MWI
Veterinary Supply, Veoneer, Inc. and St
Luke’s Health System (Idaho).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	103

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board (continued)

D. Warren A. East (1961, British)

Member of the Supervisory Board since 2020 (Second term expires in 2028)

Member of the Audit Committee and the Technology Committee

Warren East became a member of the
Supervisory Board in 2020 and is currently
a Non-Executive Board member at Tokamak
Energy plc. Furthermore, he is also currently
the Chair of the Board of Directors of
C-Capture Ltd. and NATS Holdings Ltd., the
UK’s National Air Traffic Service. Warren was
CEO of Rolls-Royce Group Plc from 2015
until December 2022. He spent his early
career at Texas Instruments Ltd. from 1985
to 1994 before joining ARM Holdings, Plc,
where he held various management positions
and was appointed CEO from 2001 to 2013.

Alexander F.M. Everke (1963, German)

Member of the Supervisory Board since 2022 (First term expires in 2026)

Member of the ESG Committee and the Remuneration Committee

Alexander Everke joined the Supervisory
Board in 2022. He also serves as member of
the Board of Aixtron SE, a position he has
held since May 2024. He is the former CEO
of ams-OSRAM AG, a position he held from
March 2016 until March 2023, after having
joined ams AG in October 2015. Prior to that,
Alexander held a range of positions in the
semiconductor industry, including
management roles at Siemens and Infineon
and various leadership positions at NXP
Semiconductors.

Terri L. Kelly (1961, American)

Member of the Supervisory Board since 2018 (Second term expires in 2026)

Chair of the Remuneration Committee, member of the Selection and Nomination Committee

Terri Kelly has been a member of the
Supervisory Board since 2018. Previously,
she was President and CEO at W.L. Gore &
Associates from 2005 until 2018, having
worked at Gore since 1983 in various
management roles. She also served on Gore’s
Board of Directors through July 2018. Terri is a
Trustee of the Alfred I. Dupont Charitable Trust,
which provides oversight of the Nemours
Foundation. She is the Chair of the Board of
the University of Delaware and a member of
the Board of Directors of United Rentals, Inc.

Jack P. de Kreij (1959, Dutch)
Jack de Kreij joined the Supervisory Board in
2023. Among other roles, he is currently the
Vice Chair of the Supervisory Board and
Chair of the Audit Committee at TomTom NV
and Wolters Kluwer NV. Jack is also a
member of the Supervisory Board, Chair of
the Audit Committee and member of the ESG
Committee at Royal Boskalis Westminster
NV. In addition, he is the Chair of the Board
of the Dutch Association of Listed
Companies (VEUO). From 2003 to 2018, Jack
was CFO and a member of the Executive
Board of Royal Vopak NV, taking on the role
of Vice Chair from 2010 to 2018. Between
1986 and 2003 he worked at
PricewaterhouseCoopers, where he held
various management positions as (Senior)
Partner and was among other roles
Managing Partner & Territory Leader of the
M&A-focused Transaction Services practice
in the Netherlands. Jack started his career in
1980 with the Dutch Ministry of Finance,
where he worked until 1986.

Member of the Supervisory Board since 2023 (First term expires in 2027)

Chair of the Audit Committee and member of the Remuneration Committee

An L. Steegen (1971, Belgian)

Member of the Supervisory Board since 2022 (First term expires in 2026)

Member of the ESG Committee and the Technology Committee

An Steegen joined the Supervisory Board in
2022. She is CEO and member of the Board
of Directors of Barco NV since September 1,
2024, after having served as a co-CEO and
member of the Board of Directors since
October 1 , 2021. Prior to that, An was R&D
director at IBM Semiconductor and
Executive Vice President at the research
institute imec in Belgium. Furthermore, An
was CTO and Executive Vice President
Electronic and Electro-Optical Materials at
Umicore.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	104

Corporate governance	Supervisory Board report	Remuneration report
Other Board-related matters
The section below addresses a number of

Supervisory Board

		Dutch	x2
56%

		German	x1

		American	x2

Male members
		British	x1

	Supervisory Board nationality	Danish	x1

44%
		Belgian	x2

Female members

At ASML, we believe that innovation thrives in an inclusive environment where diverse perspectives are valued.”
Annet Aris
Vice Chair of the Supervisory Board
topics that apply to both the Board of
Management and the Supervisory Board.
Diversity
On December 11, 2024, the United States Court of
Appeals for the Fifth Circuit vacated the Nasdaq Stock
Market’s listing standards with respect to board
diversity. Pursuant to such listing standard, we, as a
foreign private issuer, were previously required to have
at least two diverse Supervisory Board members or
explain the reasons for not meeting this objective.
A Board diversity matrix was also previously required to
be included in the Annual Report on Form 20-F,
containing certain demographic and other information
regarding members of the Supervisory Board. While the
Nasdaq rules are no longer effective, Dutch legal
requirements regarding a diverse composition of the
Supervisory Board continue to apply to ASML and this
Annual Report contains information about Supervisory
Board diversity in accordance with those Dutch legal
requirements.
On January 1, 2022, the Dutch gender diversity bill came
into force, introducing a quota for the supervisory
boards of Dutch listed companies following which the
composition of the supervisory board should comprise
at least one-third men and one-third women. New
appointments will be declared null and void in the event
of non-compliance with this requirement. The bill also
introduced a requirement to set ambitious gender
balance targets for boards of management and senior
management of large listed and non-listed Dutch NVs
and BVs and a plan outlining the actions needed in order
to meet the gender diversity targets. Based on the
gender diversity bill, companies are required to report on
the gender balance targets, the plan and their progress
made in achieving the gender balance targets to the
Dutch Social and Economic Council within 10 months
after the end of the financial year and in the
management report.
The 2022 Dutch Corporate Governance Code contains a
requirement to adopt diversity and inclusion (D&I)
policies for the Board of Management and the
Supervisory Board as well as a company-wide D&I
Policy for the entire workforce including senior
management. As part thereof, ASML has set targets on
gender diversity and other D&I aspects relevant for
ASML.
Currently, the Supervisory Board meets the gender
quota of the Dutch gender diversity bill, as both men
and women are represented on the Supervisory Board
by at least three out of nine members. During 2023, the
Supervisory Board adopted the Supervisory Board D&I
Policy, which has been incorporated as an annex to the
Supervisory Board's Rules of Procedure – which can be
found on our website.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	105

Corporate governance	Supervisory Board report	Remuneration report
Other Board-related matters (continued)

We are highly motivated to see more women pursuing careers in engineering and science.”
Christophe Fouquet
President, Chief Executive Officer and Chair of the Board of Management

26%	12%	21%
Gender diversity: % inflow of women	Gender diversity: % representation of women in job grade 13+	Women in entire workforce 2024 (headcount)

Many backgrounds,
one purpose.
Currently, no seats are taken by women on the Board of
Management. During 2022, the Supervisory Board
updated the Board of Management Diversity Policy and
set a gender balance target for the Board of
Management to have at least one female and at least
one male Board of Management member in 2026. When
setting the gender balance target for the Board of
Management, the Supervisory Board has considered the
technology environment we operate in, with a thinly
populated global STEM (science, technology,
engineering and math) talent pool, making it challenging
to recruit female talent. The Supervisory Board also
considered the female representation of the ASML group
overall as well as the female representation in senior
leadership (JG 13+) at that time. Since 2022, gender
diversity targets have been set as part of ASML’s ESG
sustainability strategy and as part of the long-term
incentive for the Board of Management and senior
management, and ASML has set up a company-wide
diversity & inclusion program. Despite these measures
taken to improve the inflow and representation of
women in the company overall and in senior leadership
in particular, increasing gender diversity at the Board of
Management remains challenging and is expected to
take time. The Supervisory Board also included
performance metrics aimed at improving the
representation of women in senior leadership in the
Board of Management's long-term incentive
compensation. The Board of Management Diversity
Policy is part of the Board of Management's Rules of
Procedure, which can be found on our website.
The Supervisory Board fully supports our diversity and
inclusion (D&I) strategy as set out in this Annual Report.
We recognize that human capital is our most valuable
asset and that our success is driven by our unique and
diverse teams. Diversity promotes the inclusion of
different perspectives and ideas, mitigates against
groupthink and ensures we can benefit from all available
talent. This also applies to the Board of Management
and our senior management, where a diverse
composition contributes to robust decision-making and
proper functioning. Diversity complements our company
values: challenge, collaborate and care.
We are building and implementing company-wide
programs to further promote D&I at all levels of our
workforce. This includes specific programs aimed at
attracting, retaining and developing diverse leaders with
the purpose of increasing our talent pool of diverse
talent for senior leadership and Board of Management
positions.
Our Global Diversity and Inclusion Council, founded in
2021, consists of senior leaders who act on behalf of
ASML to provide thought leadership. The Council,
chaired by the CEO, proposes the D&I strategy to the
Board of Management, sets, promotes and monitors
diversity and inclusion initiatives, and leads company-
wide accountability for our goals. We also have a global
D&I team, including a Chief Diversity Officer, responsible
for driving initiatives that are related to D&I across
ASML.
Our company-wide D&I approach is integrated into our people
strategy and focuses on three key areas within ASML:
leadership, culture and talent. The Attractive workplace for all section contains more information about our D&I approach and our targets and performance in 2024 as well as a
look ahead at our D&I agenda and priority areas for 2025.
Read more in Sustainability statements – Social – Attractive workplace for all

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	106

Corporate governance	Supervisory Board report	Remuneration report
Other Board-related matters (continued)
For the Board of Management specifically, the Supervisory
Board selects candidates for appointment to the Board of
Management with due observance of our objective to foster
a diverse and inclusive working environment. Accordingly,
we aim to fill vacancies by considering candidates that bring the required expertise and contribute to our diversity. The
Supervisory Board, when assessing the composition of the
Board of Management and identifying suitable candidates
for succession, will consider candidates on merit against
objective criteria and the specific profile for the job, while having due regard for the relevant aspects of diversity. This applies in particular to continuously striving for more
balanced gender representation.
In our internal development efforts for potential Board of
Management members, we strive for participation of a
diverse group of employees, specifically senior
leadership.
Any search firm engaged by the Supervisory Board or its
Selection and Nomination Committee will be specifically
directed to include diverse candidates in general and
multiple female candidates in particular.
Read more information on our diversity and inclusion strategy, initiatives, women in leadership and performance data in
Sustainability statements – Social – Attractive workplace for all
Remuneration and share ownership
The remuneration of the Board of Management is
determined by the Supervisory Board, on
recommendation of the Remuneration Committee and in
accordance with the Remuneration Policy for the Board
of Management. The current Remuneration Policy for the
Board of Management was adopted by the General
Meeting in 2022.
The remuneration of the Supervisory Board is based on
the Remuneration Policy for the Supervisory Board. The
current Remuneration Policy for the Supervisory Board
and the remuneration amounts were adopted by the
General Meeting in 2023. The remuneration of the
Supervisory Board is not dependent on our (financial)
results. Members of the Supervisory Board do not
receive ASML shares, or rights to acquire ASML shares,
as part of their remuneration.
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
Detailed information on the Board of Management’s and the
Supervisory Board’s remuneration can be found in the
Remuneration report

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	107

Corporate governance	Supervisory Board report	Remuneration report
Other Board-related matters (continued)
Conflicts of interest and related party transactions
Conflict of interest procedures are incorporated in both the
Board of Management’s and the Supervisory Board’s Rules
of Procedure. These procedures reflect Dutch law and the
principles and best practice provisions of the Code with
respect to conflicts of interest.
There have been no transactions in 2024, nor are there
currently any transactions, between ASML or any of our
subsidiaries, or any significant shareholder and any
member of the Board of Management, officer,
Supervisory Board member or any relative or spouse
thereof, other than ordinary course compensation
arrangements. Furthermore, we have not granted any
personal loans, guarantees or the like to members of the
Board of Management or Supervisory Board.
Insider trading
We have adopted an insider trading policy governing the
purchase, sale and other dispositions of our securities
by directors, senior management and employees.
A copy of the insider trading policy is filed as Exhibit
19.1 hereto.
Outside positions
Pursuant to Dutch legislation, a member of the Board of
Management may not be a Supervisory Board member in
more than two other large companies or large foundations,
as defined in Dutch law. A member of the Board of
Management may not be the Chair of a Supervisory Board
of a large company. Board of Management members
require prior approval from the Supervisory Board before
accepting a position of another large company or
foundation. Members of the Board of Management are also
required to notify the Supervisory Board of all important
functions held or to be held by them. The remuneration
received by members of the Board of Management from
outside positions, if any, shall be reimbursed to ASML,
unless otherwise agreed with the Supervisory Board, in
accordance with the Rules of Procedure of the Board of
Management.
Dutch law stipulates that a Supervisory Board member
may not hold more than five Supervisory Board positions
in large companies or large foundations as defined in
Dutch law, with chairpersonships counting twice.
During the financial year 2024, all members of the Board
of Management and the Supervisory Board complied
with the requirements described.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	108

Corporate governance	Supervisory Board report	Remuneration report
AGM and share capital

A General Meeting (AGM) is held at least
once a year and generally takes place
in Veldhoven, the Netherlands. In 2024,
shareholders had the option to attend
the AGM in person in Veldhoven or virtually.
The agenda for the AGM typically includes
the following topics:

In 2024, we engaged with investors to obtain their perspectives and understand their expectations.”

Item 1
Discussion of the Management Report and the adoption
of the Financial statements over the past financial year.
Item 2
Discussion of the dividend policy and approval of any
proposed dividends.
Item 3
Advisory vote on the Remuneration report over the past
financial year.
Item 4
The discharge from liability of the members of the Board
of Management and the Supervisory Board for the
performance of their responsibilities in the previous
financial year.
Item 5
The limited authorization for the Board of Management
to issue (rights to) shares in ASML’s capital, and to
exclude preemptive rights for such issuances, as well as
to repurchase shares and to cancel shares.
Item 6
Any other topics proposed by the Board of Management,
the Supervisory Board or shareholders in accordance
with Dutch law and the Articles of Association.

Nils Andersen
Chair of the Supervisory Board

Proposals placed on the agenda by the Supervisory
Board, the Board of Management or shareholders –
provided that they have submitted the proposals in
accordance with the applicable legal provisions – are
discussed and resolved upon. Shareholders
representing at least 1% of ASML’s outstanding share
capital or representing a share value of at least €50
million are entitled to place items on the agenda of a
General Meeting at least 60 days before the date of the
meeting.
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

Shareholders’ meetings are convened by public
announcement via our website no later than 42 days
prior to the meeting, as stipulated by Dutch law.
The record date is set at the 28th day prior to the day of
the AGM. Persons registered as shareholders on the
record date are entitled to attend the meeting and to
exercise other shareholder rights.
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	109

Corporate governance	Supervisory Board report	Remuneration report
AGM and share capital (continued)
ASML shareholders can vote at the AGM by attending
and exercising their votes in person or by appointment
of a proxy who will vote on their behalf. We do not solicit
from or nominate proxies for our shareholders.
Hybrid AGM
Similar to the 2023 AGM, we organized a hybrid AGM in
2024, accommodating attendance in person as well as
virtually by enabling shareholders to follow the
proceedings of the meeting via video webcast and to
vote electronically during the meeting. Shareholders also
had the opportunity to vote in advance via written or
electronic proxy. As we highly value interaction with our
shareholders, we invited shareholders who attended the
AGM in person to ask questions about the agenda items
during the AGM and we provided holders of shares
traded on Euronext Amsterdam who attended the AGM
virtually the opportunity to ask live questions in writing
through the virtual meeting platform. All questions raised
were answered during the AGM.
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
•To amend the Articles of Association
•To issue shares if and insofar as the Board of
Management has not been designated by the General
Meeting for this purpose and
•To adopt the remuneration policies for the members of
the Board of Management and the Supervisory Board,
and to adopt the remuneration of the Supervisory
Board.
(Proposed) amendments of the Articles of Association
require the approval of the Supervisory Board. A quorum
requirement applies for the General Meeting at which an
amendment of the Articles of Association is proposed:
more than half of the issued share capital is required to
be represented, and the proposal requires a voting
majority of at least three-quarters of the votes cast. If the quorum requirement is not met, a subsequent General
Meeting shall be convened, to be held within four weeks
of the first meeting. At this second meeting, the
resolution can be adopted with at least three-quarters of
the votes cast, irrespective of the share capital
represented. If a resolution to amend the Articles of
Association is proposed by the Board of Management,
the resolution will be adopted with an absolute majority
of votes cast irrespective of the represented share
capital at the General Meeting.
Our Articles of Association are included as Exhibit 1.1
hereto, and are incorporated by reference herein.

ASML’s authorized share capital amounts to €126.0 million and is divided into:

Type of shares	Number of shares	Nominal value	Votes per share
Cumulative preference shares	700,000,000	€0.09 per share	1
Ordinary shares	700,000,000	€0.09 per share	1

The issued and fully paid-up ordinary shares with a nominal value of €0.09 each were as follows:

Year ended December 31	2022	2023	2024
Issued ordinary shares with nominal value of €0.09	394,589,411	393,421,721	393,283,720
Issued ordinary treasury shares with nominal value of €0.09	8,548,631	6,162,857	546,972
Total issued ordinary shares with nominal value of €0.09	403,138,042	399,584,578	393,830,692

As of December 31, 2024, 90,315,092 ordinary shares
were held by 292 registered holders with a registered
address in the US. Since certain of our ordinary shares
were held by brokers and nominees, the number of
record holders in the US may not be representative of
the number of beneficial holders, or of where the
beneficial holders are resident.
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
There are currently no limitations, either under Dutch law
or in our Articles of Association, on the transfer of
ordinary shares in the share capital of ASML. Pursuant
to our Articles of Association, the Supervisory Board’s
approval shall be required for every transfer of
cumulative preference shares.
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	110

Corporate governance	Supervisory Board report	Remuneration report
AGM and share capital (continued)
occasion. If the General Meeting has not authorized the
Board of Management to issue shares, the General
Meeting will be authorized to issue shares on the Board
of Management’s proposal, provided that the
Supervisory Board has approved such a proposal.
Holders of our ordinary shares have a preemptive right,
in proportion to the aggregate nominal amount they
hold. This preemptive right may be restricted or
excluded. Holders of ordinary shares do not have
preemptive rights with respect to any ordinary shares
issued for consideration other than cash or ordinary
shares issued to employees. If authorized for this
purpose by the General Meeting, the Board of
Management has the power, subject to approval of the
Supervisory Board, to restrict or exclude the preemptive
rights of holders of ordinary shares.
2024 authorization to issue shares
At our 2024 AGM, the Board of Management was
authorized from April 24, 2024, through October 24,
2025, subject to the approval of the Supervisory Board,
to issue shares and/or rights thereto, representing up to
a maximum of 5% of our issued share capital at April 24,
2024, plus an additional 5% of our issued share capital
at April 24, 2024, that may be issued in connection with
mergers, acquisitions and/or (strategic) alliances. Our
shareholders also authorized the Board of Management
through October 24, 2025, subject to approval of the
Supervisory Board, to restrict or exclude preemptive
rights with respect to holders of ordinary shares up to a
maximum of 5% of our issued share capital in
connection with the general authorization to issue
shares and/or rights to shares, plus an additional 5% in
connection with the authorization to issue shares and/or
rights to shares in connection with mergers, acquisitions
and/or (strategic) alliances.
We may repurchase our issued ordinary shares at any
time, subject to compliance with the requirements of
Dutch law and our Articles of Association. Any such
repurchases are subject to the approval of the
Supervisory Board and authorization by the General
Meeting, which authorization may not be for more than
18 months.
2024 authorization to repurchase shares
At the 2024 AGM, the Board of Management was
authorized, subject to Supervisory Board approval, to
repurchase through October 24, 2025, up to a maximum
of 10% of our issued share capital at April 24, 2024, at a
price between the nominal value of the ordinary shares
purchased and 110% of the market price of these
securities on Euronext Amsterdam or Nasdaq.
Read more details on our share buyback program in
Consolidated financial statements – Notes to the Consolidated financial statements – 22. Shareholders’ equity
ASML Preference Shares Foundation
The ASML Preference Shares Foundation (Stichting
Preferente Aandelen ASML), a foundation organized
under Dutch law, has been granted an option right to
acquire preference shares in the share capital of ASML.
The Foundation may exercise the Preference Share
Option in situations where, in the opinion of the
Foundation’s Board of Directors, our interests, our
business or the interests of our stakeholders are at
stake. This may be the case if:
•A public bid for our shares is announced or made, or
there is a justified expectation that such a bid will be
made without any agreement having been reached
with ASML in relation to such a bid; or
•In the opinion of the Foundation’s Board of Directors,
the (attempted) exercise of the voting rights by one
shareholder or more shareholders, acting in concert, is
materially in conflict with our interests, our business or
our stakeholders.
Objectives of the Foundation
The Foundation’s objectives are to look after our
interests and those of ASML and the enterprises
maintained by and/or affiliated in a group with ASML, in
such a way that our interests and those of enterprises
and all parties concerned are safeguarded in the best
possible way, and that influences in conflict with these
interests, which might affect the independence or the
identity of ASML and those companies, are deterred to
the best of the Foundation’s ability, and everything
related to the above or possibly conducive thereto. The
Foundation aims to realize its objects by acquiring and
holding cumulative preference shares in our capital and
by exercising the rights attached to these shares,
particularly the voting rights.
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
Only one-quarter of the subscription price would be
payable at the time of initial issuance of the cumulative
preference shares, with the other three-quarters of the
nominal value only being payable when we call up this
amount. Exercise of the Preference Share Option could
effectively dilute the voting power of the outstanding
ordinary shares by one-half.
Cancellation of cumulative preference shares
Cancellation and repayment of the issued cumulative
preference shares by ASML requires authorization by
the General Meeting, on a proposal to this effect made
by the Board of Management and approved by the
Supervisory Board. If the Preference Share Option is
exercised and as a result cumulative preference shares
are issued, we will initiate the repurchase or cancellation
of all cumulative preference shares held by the
Foundation at the Foundation’s request. In that case, we
are obliged to effect the repurchase and respective
cancellation as soon as possible. A cancellation will
result in a repayment of the amount paid and exemption
from the obligation to pay up on the cumulative
preference shares. A repurchase of the cumulative
preference shares can only take place when such shares
are fully paid up.
If the Foundation does not request that we repurchase
or cancel all cumulative preference shares held by the
Foundation within 20 months of issuance of these
shares, we will be required to convene a General
Meeting for the purpose of deciding on a repurchase or
cancellation of these shares.
Board of Directors
The Foundation is independent of ASML. The Board of
Directors of the Foundation is composed of four
independent members from the Netherlands’ business
and academic communities. The Foundation’s Board of
Directors is composed, per December 31, 2024, of the
following members: Mr. A.P.M. van der Poel, Mr. S.
Perrick, Mr. S.S. Vollebregt and Mr. J.B.M. Streppel.
Effective per January 1, 2025, Mr. A.P.M. van der Poel
was replaced by Mr. W. A. Pelsma.
Other than the arrangements made with the Foundation
as described above, ASML has not established any
other anti-takeover devices.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	111

Corporate governance	Supervisory Board report	Remuneration report
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
outstanding. Also included in the table below is the total number of ordinary shares owned by our members of the
Board of Management and Supervisory Board as of December 31, 2024. The information set out below with respect to shareholders is based on public filings with the SEC and AFM as of February 26, 2025.

	Shares	% of class[4]
Capital Research and Management Company[1]	40,615,837	10.33%
BlackRock Inc.[2]	31,259,169	7.95%
Members of ASML’s current Board of Management and Supervisory Board (6 persons)[3]	43,314	0.01%
1.As reported to the AFM on February 7, 2022, Capital Research and Management Company (CRMC) reports 365,542,532 voting rights corresponding to 40,615,837 ordinary shares (based on 9 votes per share), but does not report ownership rights related to those shares.
2.Based solely on the Schedule 13-G/A filed by BlackRock Inc. with the SEC on February 5, 2024, BlackRock Inc. reports voting power with respect to 28,843,069 of these shares. A public filing with the AFM on December 6, 2022, shows an aggregate indirect capital interest of 5.80%
and voting rights of 7.23%, based on the total number of issued shares and voting rights at that time.
3.Does not include unvested shares granted to members of the Board of Management. For further information, see Remuneration Report – Board of Management Remuneration.
4.As a percentage of the total number of ordinary shares issued and outstanding, 393,283,720 as of December 31, 2024, which excludes
546,972 ordinary shares which have been issued but are held in treasury by ASML and 15,642 fractional shares of which 15,216 are owned by
(former) ASML employees and 426 are owned by ASML. The share ownership percentages reported to the AFM or the SEC are expressed as a percentage of the total number of ordinary shares issued (including treasury stock) and, accordingly, percentages reflected in this table may differ from percentages reported to the AFM or the SEC.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	112

Corporate governance	Supervisory Board report	Remuneration report
Financial reporting and audit

Annual Reports

We publish, among others, the following annual
reports regarding the financial year 2024:
•The statutory Annual Report, prepared in
accordance with the requirements of Dutch law.
The Financial statements included therein are
prepared in accordance with Part 9 of Book 2 of the
Dutch Civil Code and EU-IFRS, and the
Sustainability statements included therein are
prepared in accordance with the European
Sustainability Reporting Standards (ESRS).
•The Annual Report on Form 20-F, prepared in
accordance with the requirements of the Exchange
Act. The Financial statements included therein are
prepared in conformity with US GAAP.
Both reports have the same qualitative base and
provide the same description of our business,
corporate governance, risk factors specific to the
semiconductor industry, ASML and our shares.
We also provide sensitivity analyses by providing:
•A narrative explanation of our Financial statements
•The context within which financial information
should be analyzed
•Information about the quality, and variability, of our
earnings and cash flow

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

We annually prepare two annual reports including
Financial statements and Sustainability statements, as
set out on this page. With respect to the process of
creating the Annual Report, we have extensive
guidelines for the content and layout of our report,
primarily based on the applicable laws and regulations
referred to above. With respect to the preparation of
these and the other financial reports, we apply internal
procedures aimed at safeguarding the completeness
and accuracy of such information as part of its
disclosure controls and procedures. The Disclosure
Committee assists the Board of Management in
overseeing our disclosure activities and compliance with
applicable disclosure requirements arising under Dutch
and US law, and other regulatory requirements. These
internal procedures are frequently discussed by the
Audit Committee and the Supervisory Board.
For ASML’s internal risk management and control systems, read more in Strategic report - Performance and risk – Risk – How we manage risk
The Supervisory Board has reviewed and approved our
2024 Financial statements and our Sustainability
statements as prepared by the Board of Management.
KPMG has duly examined our Financial statements and
the Auditor’s Report is included in the Consolidated
financial statements.
External audit
In accordance with Dutch law, our external auditor is
appointed by the General Meeting, based on a
nomination for appointment by the Supervisory Board.
The Supervisory Board bases its nomination on the
advice of the Audit Committee and the Board of
Management, which annually provide a report to the
Supervisory Board on the performance of and
relationship with the external auditor, as well as its
independence. Our current external auditor, KPMG, was
first appointed by the General Meeting in 2015 for the
reporting year 2016, and has been reappointed on a
yearly basis since. At the 2022 AGM, KPMG was
appointed as the external auditor for the reporting years
2023 and 2024. On December 4, 2024, KPMG was
appointed by the Supervisory Board as the external
auditor to perform a limited assurance engagement and
issue an assurance report on the Sustainability
statements for the reporting year 2024.
On April 26, 2023, the General Meeting adopted the
proposal to appoint PricewaterhouseCoopers
Accountants NV (PwC) as our external auditor for the
reporting year 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	113

Corporate governance	Supervisory Board report	Remuneration report
Financial reporting and audit (continued)
The Audit Committee reviews and approves the external
auditor’s audit plan for the audits planned during the
financial year. The audit plan also includes, among other
things, the activities of the external auditor with respect
to their limited procedures on the quarterly results other
than the annual accounts. Proposed services may be
pre-approved at the beginning of the year (annual pre-
approval) or during the year in case of a particular
engagement (specific pre-approval). The annual pre-
approval is based on a detailed, itemized list of allowed
services to be provided, which is designed to ensure
there is no management discretion in determining
whether a service has been approved, and to ensure the
Audit Committee is informed of each service it is pre-
approving.
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
Read more information on principal accountant fees and services in Other appendices – Appendix – Principal accountant fees and services
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
The Audit Committee is to be informed by the external
auditor without delay if the external auditor discovers
irregularities in the content of the audit of the financial
reports.
The external auditor is present at our AGM to respond to
questions, if any, from the shareholders about the
auditor’s report on the Consolidated financial
statements.
Internal Audit
The role of our Internal Audit function is to assess our
systems of internal controls by performing independent
procedures such as risk-based operational audits, IT
audits and compliance audits. The Internal Audit
department reports directly to the Audit Committee and
to a member of the Board of Management, the CFO. The
yearly Internal Audit plan is discussed with and
approved by the Board of Management, the Audit
Committee and the Supervisory Board. The follow-up on
the Internal Audit findings and progress made compared
with the plan are discussed on a quarterly basis with the
Audit Committee. The external auditor and Internal Audit
department have meetings on a regular basis. During
2024, a self-assessment of the Internal Audit function
was performed. The results of the assessment were
discussed with the Board of Management at the end of
2024 and with the Audit Committee in early 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	114

Corporate governance	Supervisory Board report	Remuneration report
Compliance with corporate governance requirements
Corporate information
ASML Holding NV is a holding company that
operates through its subsidiaries. We have
operating subsidiaries in Belgium, China,
France, Germany, Hong Kong, Ireland,
Israel, Italy, Japan, Malaysia, Singapore,
South Korea, Taiwan, the Netherlands, the
United Kingdom and the United States.
Read more in Exhibit Index – Exhibit 8.1 – List of
main subsidiaries
US listing requirements
As our New York Shares are listed on the
Nasdaq Stock Market LLC, Nasdaq
corporate governance standards in principle
apply to us. However, Nasdaq rules provide
that foreign private issuers may follow home
country practice in lieu of the Nasdaq
corporate governance standards subject to
certain exceptions. Our corporate
governance practices are primarily based on
Dutch requirements. The table on the right
side of this page sets forth the practices we
follow in lieu of Nasdaq rules, pursuant to
the exception described above.
Compliance with the Corporate
Governance Code
We closely follow the developments in the
area of corporate governance and the
applicability of the relevant corporate
governance rules for ASML. Any substantial
changes to our corporate governance
structure or application of the Corporate
Governance Code will be submitted to the
General Meeting for discussion.
We are of the opinion that we fully comply
with the applicable principles and best
practice provisions of the Dutch Corporate
Governance Code as in effect for the
financial year 2024.
The Board of Management and the
Supervisory Board, Veldhoven,
March 5, 2025

Practices followed by ASML in lieu of Nasdaq rules
Quorum
ASML does not follow Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with
Dutch law and generally accepted Dutch business practice, ASML’s Articles of Association provide that there are no quorum requirements generally applicable to general meetings of shareholders.

Solicitation of proxies
ASML does not follow Nasdaq’s requirements regarding the solicitation of proxies and the provision of proxy statements for general meetings of shareholders. ASML does furnish proxy statements and solicit proxies for the General Meeting. Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies at the 28th day prior to the date of the General Meeting. Shareholders registered at such a record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date.

Distribution of Annual Report
ASML does not follow Nasdaq’s requirement regarding distribution to shareholders of copies of an annual report containing audited Financial statements prior to our AGM. The distribution of our annual reports to shareholders is not required under
Dutch corporate law or Dutch securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Dutch companies not to distribute annual reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our Annual Report available at our corporate head office in the Netherlands (and at the offices of our Dutch listing agent, as stated in the convening notice for the meeting) no later than 42 days prior to convocation of the AGM. In addition, we post a copy of our annual reports on our website prior to the AGM.

Equity compensation arrangements
ASML does not follow Nasdaq’s requirement to obtain shareholder approval of stock option or purchase plans or other equity compensation arrangements available to officers, directors or employees. It is not required under Dutch law or generally accepted practice for Dutch companies to obtain shareholder approval of equity compensation arrangements available to officers, directors or employees. The General Meeting adopts the Remuneration Policy for the Board of Management, approves equity compensation arrangements for the Board of Management and approves the remuneration for the
Supervisory Board. The Remuneration Committee evaluates the achievements of individual members of the Board of
Management with respect to the short- and long-term quantitative performance, and the full Supervisory Board evaluates the quantitative performance criteria. Equity compensation arrangements for employees are adopted by the Board of
Management within limits approved by the General Meeting.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	115

Corporate governance	Supervisory Board report	Remuneration report
An interview
with our Chair of the Supervisory Board
Nils Andersen
The Supervisory Board supervises

I am confident that with our new Board of Management and continued focus on industry leadership, we are well positioned to continue our long-term success.”
Nils Andersen
Chair of the Supervisory Board
and advises the Board of
Management in performing its
management tasks and setting the
direction for ASML, focusing on
long-term and sustainable value
creation. The members of the
Supervisory Board are fully
independent.
Supervisory Board Chair Nils
Andersen outlines the Supervisory
Board’s key activities during the
year and his expectations for the
year ahead.

Q	What were the business highlights of the year?
ASML celebrated its 40th anniversary during
2024. It was a year when the company
again made significant progress on the
technological, business, financial and ESG
fronts, despite challenges caused by the
slower-than-expected recovery in some of
our markets. These results were achieved
against the backdrop of global geopolitical
and economic uncertainty and during a time
of significant internal reorganization.
From a technological and operational
perspective, the standout highlight of the
year was that our first High NA EUV machine
is now up and running at a customer site.
This successful implementation is a real
tribute to the innovation mindset that
characterizes ASML, and our teams remain
focused on continuing to make progress on
our innovation roadmap.
As we anticipated, the year has not been
without its challenges. Although AI has
emerged as a key driver for our industry,
sectors such as PCs and smartphones
recovered at a slower pace than anticipated.
Geopolitical matters have continued to
become more challenging, including export
restrictions, the evolving relationship
between the US and China and the wars in
Ukraine and the Middle East.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	116

Corporate governance	Supervisory Board report	Remuneration report
An interview with our Chair of the Supervisory Board (continued)
Nils Andersen

Q	How do you reflect on the leadership transition?

Our values of challenge, collaborate and care express the essence of what makes ASML such a unique company.”
Nils Andersen
Chair of the Supervisory Board
The Supervisory Board was delighted to
note that the company’s transition to a new
leadership went very smoothly. Following
the retirement of Peter Wennink and Martin
van den Brink as Co-Presidents of the Board
of Management, Christophe Fouquet was
appointed as President and CEO and Jim
Koonmen as Chief Customer Officer per the
2024 AGM. The Supervisory Board invested
considerable time and effort preparing for
this leadership change, and has continued to
stay in close contact with the new Board of
Management in the months since the AGM,
providing support and advice where needed.
On behalf of the Supervisory Board, I would
like to express our thanks to Christophe,
Peter and Martin for their co-operation and
collaboration as ASML sets out on the next
stage of its journey. I believe the new
leadership team has been well-received by
all our stakeholders, including our ASML
colleagues, and I am confident that with our
new Board of Management and continued
focus on industry leadership we are well
positioned to continue our long-term
success.

Q	How does the Supervisory Board support the Board of Management?
Throughout the year, the Supervisory Board
worked hard to support the Board of
Management in achieving its strategic aims.
We are a group of nine seasoned
professionals with extensive experience in
technology, manufacturing and all aspects
of business, including global geopolitics.
During the year we held formal meetings
with the Board of Management,
complemented by regular informal
touchpoints.
We provide oversight, evaluate performance
and draw on all our expertise and
experience to issue advice when requested
or when we perceive that it would be
beneficial. In order to be able to optimally
fulfill our role, we constantly look for
opportunities to strengthen our knowledge
about ASML’s business and technology, for
example through in-depth educational
sessions and site visits. We visited ASML’s
facilities in Hsinchu and Linkou, Taiwan, as
well as the ASML site in Berlin, and I also
paid a visit to ASML businesses in San Jose.

Q	How do you engage with stakeholders?
As a Supervisory Board we invest significant
time in furthering our understanding of
ASML and its wider ecosystem, interacting
with the full group of stakeholders.
For example, in December 2024 we visited
TSMC (Taiwan Semiconductor
Manufacturing Company Ltd.) in Taiwan in
order to further build our understanding of
our customers and how ASML can best
meet their needs.
Suppliers have a very important part to play
in our company’s success, so we met with
many key suppliers at ASML’s Suppliers’
Day, where we gained concrete knowledge
of how the ASML ecosystem is enabling us
to generate demonstrable progress in
technology and stay a global leader in our
field.
In addition, we engaged with our people on
many levels over the last 12 months – not
only through formal interactions with the
Works Council but also during formal Board
meetings and site visits. For me, it is
important that we spend time with the
people in the organization. These
interactions are both interesting and
productive in the sense that we not only
learn more about the company, but also
raise our profile among our colleagues as
well as in our industry in general.
Furthermore, in response to a
recommendation that came out of last year’s
Supervisory Board evaluation, we organized
lunches with employees. These lunches
enabled the Supervisory Board and a group
of employees to meet and discuss items of
interest in an informal setting. In July we
hosted an employee lunch in Veldhoven and
a similar event was held with ASML
employees in Taiwan. The Supervisory
Board concluded that these employee
lunches are both enjoyable and useful – and
we have since committed to participating in
further such events in the future.
Engagement with investors is important for
the Supervisory Board. During 2024 we held
two governance roadshows which were
mainly focused on remuneration, but during
which other governance topics were also
discussed. The Supervisory Board highly
appreciates these interactions with and the
feedback received from investors.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	117

Corporate governance	Supervisory Board report	Remuneration report
An interview with our Chair of the Supervisory Board (continued)
Nils Andersen

Q	How does the Supervisory Board help ASML maintain and strengthen its values?
Our values of challenge, collaborate and
care express the essence of what makes
ASML such a unique company. They also
shape the way the Supervisory Board
operates – and they really came to the fore
during the leadership transition, with the
Supervisory Board collaborating with the
new and outgoing leadership teams to the
overall benefit of everybody who works at
ASML and in the wider ecosystem.
It is important that nobody at ASML
becomes complacent. We must all
constantly challenge the status quo and
search for better, faster or more cost-
effective ways of working. The Supervisory
Board spends a lot of time with the Board of
Management, examining plans in great detail
and questioning priorities, and also with
customers, suppliers and of course our own
people – always asking questions,
challenging preconceptions and bringing our
big-picture, long-term perspective to the
business and its relationships.

Q	What will be the Supervisory Board’s key focus areas for 2025?
First of all, in 2025, there will be a change in
the composition of the Supervisory Board:
Annet Aris will be stepping down effective
per the 2025 AGM. I would like to express
my gratitude to her – she has been a
valuable member of the Supervisory Board
since 2015 and served as its vice chair since
2021. Annet has contributed significantly as
a member of the Selection & Nomination
Committee, Technology Committee and
Remuneration Committee, and she has been
an invaluable source of insight and support
for ASML. We wish her all the best in her
future endeavors.
On a personal note, I am very proud to serve
as Chair of such a dynamic, talented
company. The Supervisory Board is totally
committed to playing a key role in enabling
ASML to remain a locomotive of technology
development in Europe.
The geopolitical situation will continue to be
challenging and the short-term market
situation means that our customers are likely
to face a degree of volatility.
Through 2025 and beyond, the Supervisory
Board will continue to support ASML’s
Board of Management in pushing the
boundaries of innovation, particularly in
advanced EUV, and investing broadly in
improving our competitiveness across all our
business areas. At the same time, we will
monitor progress against the company’s
ESG commitments, focusing on energy
efficiency for our customers and end users,
as well as in our own operations and supply
chain.
The skills, determination and sheer hard
work of our people were the foundation
stones of another successful year at ASML.
On behalf of the Supervisory Board, I thank
you all unreservedly and we all look forward
to working with the team to create even
greater value for ASML and our stakeholders
in the year ahead.
Nils Andersen
Chair of the Supervisory Board

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	118

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board focus in 2024

7	44%
Supervisory Board meetings	Female members
(2023: 6)	(2023: 44%)

95%	4.2
Attendance rate	Years average tenure
(2023: 98%)	(2023: 3.2)

Alongside the annual strategy review, the Supervisory Board addressed strategic topics throughout the year via deep dives, which enabled focused, in-depth review.”
Nils Andersen
Chair of the Supervisory Board

Supervisory Board focus in 2024
Throughout 2024, the Supervisory Board agenda was centered on the strategy and its execution, the CEO and Board of Management transition, financial and operational performance, business developments, risk management, and people and organization.
Based on the strategic priorities for ASML as agreed in the annual strategy review, several topics were extensively discussed by means of deep dives, allowing a focused and in-
depth review.

Strategy and sustainable long-term value creation

Focus area 2024
•Annual strategy review •Geopolitical strategy •ASML operating model •Semiconductor and lithography market •High transmission platform •Technology & holistic lithography roadmap	•ERP migration •Global footprint •Deep dive: Cost and flexibility and cash flows •People strategy
As the Supervisory Board, we supervise and advise the
Board of Management in performing its management
tasks and setting the direction for ASML. We focus on
long-term and sustainable value creation, with the goal
of ensuring that the Board of Management pursues a
strategy that secures our leading position as a supplier
of holistic lithography solutions to the semiconductor
industry. We maintain an appropriate system of checks
and balances, provide oversight, evaluate performance
and give advice where required or requested. Through
good governance, we help to ensure that ASML acts in
the best interests of the company and its stakeholders.
In this Supervisory Board report, we report on our
activities in 2024.
2024 was a year of transition, both from a leadership
perspective and from a market point of view. In the year
of ASML's 40th anniversary, former Presidents Peter
Wennink and Martin van den Brink retired after many
years of service and Christophe Fouquet was appointed
President and CEO effective per the 2024 AGM. At the
same time, Jim Koonmen was appointed to the Board of
Management as Chief Customer Officer. In challenging
market and geopolitical circumstances, ASML delivered
the industry’s first High NA EUV tool, achieved a
financial performance in line with expectations and
delivered on its ESG commitments, while continuing to
further build on the strategy to scale our technology into
the next decade and extend our holistic lithography
portfolio, thereby creating future growth opportunities.
We devoted a considerable amount of time in 2024 to
discussing strategic topics. We carried out our recurring
annual review of ASML’s corporate strategy and the
long-term financial plan. During the annual strategy
review, we confirmed our support for the general
strategic direction and discussed the key strategic
challenges and focus for further strategy development.
The Supervisory Board provided their perspectives on
topics such as semiconductor and lithography market
developments, cost and flexibility, future technology and
innovation roadmap, and ASML’s global footprint.
We fully support ASML’s strategy, which is centered on
the six pillars: 1. Deepen customer trust; 2. Extend our
technology and holistic product roadmap; 3. Strengthen
ecosystem relationships; 4. Create an exceptional
workplace; 5. Drive operational excellence; and 6.
Deliver on ESG sustainability mission and
responsibilities.
As part of the annual strategy review, we held dedicated
workshops focused on our technology and holistic
product roadmap, semiconductor and lithography
market, high transmission platform and ERP migration.
These sessions enable an engaged and focused
discussion between the Supervisory Board and Board of
Management on key strategic matters, and we highly
value this way of contributing to the strategic decision-
making process.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	119

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board focus in 2024 (continued)

Strategy and sustainable long-term value creation

Market and business developments

Focus area 2024
Deep dive: Market and geopolitics
•Market outlook and demand drivers •Update on business: EUV, DUV, Applications •Transformation projects related to sourcing and supply chain, customers and future operating model

The Supervisory Board discussed with the Board of
Management the short-, medium- and long-term
market developments in the semiconductor industry
and the related growth opportunities for ASML.
Aspects discussed were the key end-market drivers,
the future of lithography shrink and the future
affordability of lithography solutions, potential
opportunities in adjacent technologies and ASML's
competitive position. In terms of geopolitics, the
Supervisory Board made recommendations as to
how to best navigate the current challenges.

We closely monitored the market and business
developments and saw management address the
challenges related to macroeconomics, semiconductors
and geopolitics with the highest priority. As a
technology leader in the semiconductor industry,
technological progress is one of ASML’s top priorities.
We closely followed the execution of the product and
technology roadmap and are pleased to see ASML
making good progress on further enhancements to our
EUV, DUV and metrology and inspection systems.
Another area of focus during 2024 was export controls.
We closely followed and discussed with the Board of
Management developments in this area and the
implications for ASML.
We are confident that ASML is well positioned to
continue to deliver long-term growth and stakeholder
value in a sustainable manner.

Other strategic topics discussed throughout the year
included transformation programs in the following areas:
the integrated operating model, the geopolitical strategy
and the people strategy.
With global trends expected to continue fueling
semiconductor growth long-term driving an increasing
demand for wafers and ASML continuing to focus on the
execution of its strategic priorities, we have confidence in
ASML’s long-term growth opportunities and the continued
delivery of value to its stakeholders.

Deep dive: Operating model

The Supervisory Board paid attention to the operating
model and its evolution, taking into consideration the
strong growth of the company in the past decade and
the anticipated future growth. Aspects discussed with
the Board of Management included how ASML can
further improve its ability to respond to market
demand with increased flexibility and agility to
maintain our customer trust and technology
leadership.

Risk
Focus area 2024
•Geopolitics
•IT Security
As risk management is a key element of our
responsibilities, risk is a topic that is top of mind for the
Supervisory Board when discussing with the Board of
Management the strategy and strategy execution,
whereby external developments, risk appetite and risk
mitigations are taken into consideration. During 2024,
we paid particular attention to the challenges created by
the (geo)political risks, given the global trade situation,
and developments in the area of export controls and the
potential impact on ASML's business. Security was
another area of attention, given the increasing risk profile in relation to that, and the Audit Committee therefore
performed a deep dive review on security in 2024.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	120

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board focus in 2024 (continued)

Financial and operational performance

Focus area 2024
Attention was paid to free cash flow, given the
challenging economic climate, as well as because
ASML decided to support customers and suppliers in
navigating this situation.
Another area of focus during 2024 was cost and
flexibility. While our outlook for future growth remains
strong, short-term volatility will occur and in 2023 and
2024 we saw a downturn in the semiconductor industry.
The Supervisory Board focused on the challenges
related to addressing the downcycle while at the same
time preparing for the upcycle when it occurs, and
stressed the importance of flexibility and cost efficiency
in order to ultimately support our customers with cost-
effective solutions.
Deep dive: ESG sustainability strategy
•2023 Annual Results and Annual Report
•2023 external audit report
•Final dividend 2023
•External auditor rotation
•Legal matters report
•2024 statutory interim report
•Cash return including dividend policy, interim
dividend and share buyback program
•ERP migration
•Focus on cost and flexibility and cash flows

As a Supervisory Board we consider ESG
sustainability to be an increasingly important topic.
While the Supervisory Board keeps the overall
oversight of ESG sustainability, various ESG
sustainability aspects are discussed at committee
level – for example, reporting in the Audit Committee,
diversity in the Selection and Nomination Committee,
ESG sustainability as part of the Board of
Management's incentive scheme in the Remuneration
Committee, and product and technology aspects in
the Technology Committee. In 2024, we discussed
updates to ASML’s ESG sustainability strategy with
the Board of Management. The Climate Transition
Plan was also brought to the plenary Supervisory
Board, after review by the ESG Committee. The
Supervisory Board also reassessed how the ESG
oversight activities had been allocated to the
Supervisory Board and its committees and some
minor changes were agreed-upon.

We reviewed the annual and interim Financial
statements, including non-financial information, the
quarterly results and accompanying press releases,
as well as the year-end audits of the US GAAP and
EU-IFRS Financial statements.
As part of the financial updates, the Supervisory
Board, assisted by the Audit Committee, reviewed
ASML’s financing and cash return policies. The
Supervisory Board approved the Board of
Management’s proposals for the final and interim
dividends paid in 2024. Furthermore, we monitored
the execution of the 2023–2025 share buyback
program.

People and organization
Focus area 2024
•People strategy
•Results of employee engagement survey
•Composition of Board of Management
•Leadership transition and operating model
•Composition of the Supervisory Board
•Remuneration Policy for the Board of Management
•Remuneration of the Supervisory Board
Given the significant growth of ASML in recent years, the
topics of people and organization continued to be key areas
of focus for the Supervisory Board in 2024, as we believe
that these are of critical importance for the future success of
ASML. On several occasions, we were provided with
updates on Human Resources and Organization (HR&O).
Topics covered included the People Strategy, the progress
made on the ASML leadership program, the results of the
annual employee engagement survey and D&I.
Specific attention was paid to ASML's leadership transition.
While the Selection and Nomination Committee devoted a
significant amount of time and attention on this topic, also at the level of the plenary Supervisory Board, the leadership
transition was a key area of focus during 2024 and the
Supervisory Board closely followed and provided support
and advice aimed at a smooth transition. This was not only
done during formal meetings, but also informally outside the scheduled meetings throughout the year. The Supervisory
Board is pleased that the transition has been a smooth one,
as can be read in more detail in the report of the Selection and Nomination Committee.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	121

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board focus in 2024 (continued)

People and organization

Governance and stakeholders
Furthermore, we find it important that business processes
are fit for growth. We therefore oversaw the transformation
of the operating model initiative, focused on further
optimizing the way we operate by streamlining the decision-
making structures and processes, in view of the growth and
increasing complexity of the company. Another area of
attention was the organization Technology functions within
the company. We also paid attention to the ERP migration
program, which is closely linked to the operating model
transformation, and was identified as one of the key focus
areas in strategy execution.
Finally, the Supervisory Board was kept up-to-date by
the Remuneration Committee on the review of the
remuneration and Remuneration Policy for the Board of
Management, as well as the review of the remuneration
of the Supervisory Board. The Supervisory Board
provided input and feedback to the Remuneration
Committee during 2024 and, in early 2025, decided to
submit proposals to the General Meeting in relation to
these two topics, per the recommendation of the
Remuneration Committee.
Focus area 2024
•Outcome of Supervisory Board evaluation
•AGM agenda
•Amendment to the Rules of Procedure Board
of Management and Supervisory Board
•AGM update
•ESG oversight by Supervisory Board and
Committees
•Investor Day
•Customer deep dive: TSMC
•Customer visit: TSMC
We regularly discussed ASML’s relationship with its
shareholders, and Supervisory Board members engaged
with shareholders throughout the year on topics such as
ASML’s strategy and performance, governance and
ESG. The Remuneration Committee engaged with a
variety of ASML shareholders and other stakeholders
regarding remuneration. More information can be found
in the Remuneration Report.
A Supervisory Board delegation held two formal
meetings with the Works Council in 2024, exchanging
views on ASML’s strategy and priorities, and
performance and challenges, in particular related to the
growth and increased complexity of its business as well
as the challenging external circumstances. In this
context, employee well-being and engagement were
also discussed. In early 2024, special attention was paid
to the cooperation between the Supervisory Board and
the Works Council, given that a new Works Council was
installed in January 2024. Apart from the formal
meetings, the Supervisory Board also exchanged with
the Works Council about ASML's leadership change,
about the composition of the Supervisory Board, given
the Works Council's (enhanced) right of
recommendation, and about the remuneration of the
Board of Management and the Supervisory Board.
In November 2024, the Supervisory Board paid a visit to
one of our key customers, TSMC, in Hsinchu, Taiwan.
During the visit, the Supervisory Board met with TSMC
management and was provided with a business update
as well as an overview of the current and future
technology roadmap. A visit was also paid to TSMC's
chip production facilities in Hsinchu, where the
Supervisory Board was impressed by seeing a broad
range of ASML tools in action in the chip manufacturing
process. For the Supervisory Board, such visits are
highly valuable because they increase our understanding
of ASML's customers and the challenges they face.
Additional topics
Recurring topics at each Supervisory Board meeting are
a CEO report focusing on market and customer
developments, share price development and investor
perceptions, performance on the business priorities
including ESG, a financial update and the Supervisory
Board Committee reports.
Other topics considered during Supervisory Board
meetings in 2024 included:
•Compliance with rules and regulations: We monitored
compliance with rules and regulations including the
Dutch Corporate Governance Code and were kept
informed on key legal matters, including developments
in the area of export control regulations.
•Supervisory Board composition, profile and
functioning: We extensively discussed our own
composition, profile and functioning, the composition
and functioning of Board committees, and the
composition and functioning of the Board of
Management. More information can be found in the
report of the Selection and Nomination Committee.
•Board of Management composition and performance:
We also monitored the performance of the Board of
Management and decided on its remuneration targets
and target achievements. More information can be
found in the reports of the Selection and Nomination
Committee and the Remuneration Committee.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	122

Corporate governance	Supervisory Board report	Remuneration report
Meetings and attendance
Meetings and attendance
The Supervisory Board meets at least four times per
year in accordance with its annual schedule and
whenever the Chair, one or more of its members, or the
Board of Management requests a meeting.
In 2024, the Supervisory Board held seven meetings.
Of these meetings, two were held virtually and five were
held in person. Three in-person meetings were held at
ASML's headquarters, and two were held offsite in the
Netherlands and Taiwan. In addition to these meetings,
there were several informal meetings, including
educational sessions, and interactions among
Supervisory Board and/or Board of Management
members.
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
The Supervisory Board meetings and the meetings of
the five Supervisory Board committees were well
attended, as is shown in the table on the right.
In addition to the Supervisory Board members, the
members of the Board of Management are invited to the
Supervisory Board meetings. All Board of Management
members were present at the Supervisory Board
meetings in 2024. Members of senior management are
regularly invited to provide updates on topics within their
area of expertise. This gives the Supervisory Board the
opportunity to become acquainted with a variety of
ASML managers, which we consider very useful in
connection with its talent management and succession-
planning activities.

Meetings of the Supervisory Board

Most Supervisory Board and Committee meetings
held in 2024 were in person, but the Supervisory
Board also met virtually on some occasions.
In addition to plenary discussions, break-out
sessions in smaller groups were organized for
discussing key strategic topics to optimize
interaction. We also used preview videos for meeting
preparation in addition to written meeting
documents, to allow as much time as possible for
discussion.

Supervisory Board meeting attendance overview[1]

95%
Attendance rate
Name	Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee	ESG Committee
Nils Andersen (Chair)	7/7	8/8	n/a	5/5	n/a	n/a
Annet Aris	7/7	n/a	5/5	5/5	5/5	n/a
Birgit Conix	7/7	8/8	n/a	n/a	n/a	4/4
Mark Durcan	7/7	n/a	n/a	5/5	5/5	n/a
Warren East	6/7	7/8	n/a	n/a	5/5	n/a
Alexander Everke	7/7	n/a	5/5	n/a	n/a	4/4
Terri Kelly	6/7	n/a	5/5	5/5	n/a	n/a
Jack de Kreij	7/7	8/8	5/5	n/a	n/a	n/a
An Steegen	6/7	n/a	n/a	n/a	5/5	4/4

1.This overview contains the attendance data as of the formal date of appointment until the formal end date of the appointment.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	123

Corporate governance	Supervisory Board report	Remuneration report
Meetings and attendance (continued)
Composition

Supervisory Board skills

Board member			General skills					ASML skills

Nils Andersen (Chair)	•	•	•	•		•			•	•
Annet Aris		•	•	•	•	•	•	•	•
Birgit Conix	•	•			•	•			•	•
Marc Durcan	•	•	•	•		•	•	•	•	•
Warren East	•	•	•	•	•	•	•	•	•	•
Alexander Everke	•	•	•	•	•	•	•	•	•	•
Terri Kelly	•		•	•		•			•	•
Jack de Kreij	•	•	•	•	•	•	•			•
An Steegen	•			•	•	•	•	•	•	•

	(Former) Executive Board member of (listed) international company	Finance / governance	Remuneration	Human resources / employee relations	IT / digital / cyber	ESG	Semiconductor ecosystem	Deep understanding of semiconductor technology	High-tech manufacturing / integrated supply chain management	Business in Asia

The Supervisory Board determines the number of
members required to perform its functions – the
minimum being three members. The Supervisory Board
currently consists of nine members. We attach great
importance to our composition, independence and
diversity, and strive to meet all the associated guidelines
and requirements. To ensure an appropriate and
balanced composition, we spend considerable time on
an ongoing basis discussing the profile, composition
and rotation schedule.
Independence
In order to properly perform our tasks, we consider it
very important that our members are able to act critically
and independently of one another, the Board of
Management and other stakeholders. Our independence
and that of our individual members is assessed on an
annual basis. All current members of the Supervisory
Board are fully independent, as defined by the Dutch
Corporate Governance Code as well as under Nasdaq
rules, and have completed the annual questionnaire
addressing the relevant independence requirements.
Diversity
The current composition of ASML’s Supervisory Board
is diverse in terms of gender, nationality, knowledge,
experience and background and has a suitable level of
experience in the financial, economic, technological,
social and legal aspects of international business.
For more information about diversity, read more in Corporate governance – Other Board-related matters

(Re)appointments in 2024
The appointment terms of Annet Aris, Warren East and
Mark Durcan expired at the 2024 Annual General
Meeting (AGM). The General Meeting resolved to
reappoint Annet Aris for a term of one year. Warren East
and Mark Durcan were appointed by the General
Meeting for four-year terms effective from the date of
the 2024 AGM.

Changes in composition in 2025
At the 2024 AGM, the Supervisory Board gave notice
that the appointment terms of Annet Aris and Birgit
Conix would expire per the 2025 AGM.

Annet Aris has informed the Supervisory Board that she
will not be available for reappointment per the 2025
AGM. Birgit Conix informed the Supervisory Board that
she will be available for reappointment and the
Supervisory Board intends to nominate Birgit Conix for
reappointment per the 2025 AGM.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	124

Corporate governance	Supervisory Board report	Remuneration report
Meetings and attendance (continued)
For the position currently held by Annet Aris, the Works
Council has a strengthened recommendation right and
informed the Supervisory Board that it used its
strengthened right to recommend Karien van Gennip for
appointment as member of the Supervisory Board,
effective per the 2025 AGM. The Supervisory Board
intends to follow the Works Council’s recommendation
and nominate Karien for appointment as a member of
the Supervisory Board per the 2025 AGM.
Karien van Gennip is intended to be elected as a
member of the ESG Committee and the Remuneration
Committee upon appointment.
The agenda and explanatory notes for the 2025 AGM
contain further information about the nominations for
(re)appointment of candidates for the Supervisory
Board.
Induction and training
We have a comprehensive induction program in place
for newly appointed members, designed to ensure they
gain a good understanding of our business and strategy,
as well as the key risks we face. The induction program
includes meetings with other Supervisory Board and
Board of Management members, a technology tutorial
and detailed presentations by our business, operational
and corporate sectors. A site visit and factory tour are
also part of the induction program.
In addition to the fixed elements to the induction
program, additional induction sessions may be planned
depending on the wishes of the members concerned.
As part of its continuing education, the Supervisory Board is provided with regular deep dives on a variety of topics, both in the plenary meetings and in the meetings of the
Supervisory Board’s committees, as well as during
dedicated educational sessions. During 2024, educational
sessions were held on semiconductor market trends,
semiconductor peers and customers. Deep dives that were
held as part of the formal meetings of the Supervisory Board and its committees are reported on in the Our activities
2024 section in this Supervisory Board report.
Furthermore, external speakers or advisers attended various
committee meetings to provide outside-in views on topics
such as technology developments and technology outlook
and executive remuneration.
The Supervisory Board also performed site visits, which are
described in other parts of this Supervisory Report in more
detail.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	125

Corporate governance	Supervisory Board report	Remuneration report
Meetings and attendance (continued)
Evaluation

Evaluation process 2024

1. Self-assessment	2. Self-assessment process	3. Interviews with external adviser	4. Feedback	5. Recommendations actions

Supervisory Board and Selection and Nomination Committee agree the scope, approach and broad nature of the review.
Evaluation topics:
• Interaction Supervisory
Board with Board of
Management
• Composition of Board
and committees
• Oversight of strategy
• Stakeholder oversight
• Risk management
• Succession planning
• Meeting quality
		The Supervisory Board and Board of Management members, the Company secretary, the Head of HR&O and the External Auditor are interviewed by the external advisor and complete an online survey.	The Supervisory Board and Board of Management consider the outcome of the evaluation in separate sessions as well as jointly and assess the effectiveness of its ways of working.	New initiatives to improve the Supervisory Board's effectiveness are identified and actioned, and will form part of next year's evaluation process.

We greatly value the structural and ongoing evaluation
process as a means of ensuring continuous
improvement in our way of working. Each year, assisted
by the Selection and Nomination Committee, we
evaluate the composition, competence and functioning
of the Supervisory Board and its committees, the
relationship between the Supervisory Board and the
Board of Management, its committees, its individual
members, the chairs of both the Supervisory Board and
its committees, as well as the composition and
functioning of the Board of Management and its
individual members, and the education and training
needs of the Supervisory Board and Board of
Management members.
In principle, the Supervisory Board evaluation is performed
once every three years with the support of an external
adviser; in the other two years, the evaluation is performed by means of a self-assessment using a written
questionnaire, followed by one-to-one meetings between
the Chair and individual members.
The 2024 evaluation of the Supervisory Board and its
committees was facilitated by an external adviser. The
evaluation process consisted of interviews with all
Supervisory Board and Board of Management members,
as well as the Company Secretary, the Head of HR&O
and the external auditor. In addition to interviews, a
survey was completed by all interviewees. The
evaluation focused on the interaction of the Supervisory
Board with the Board of Management, following the
change in leadership after the General Meeting of April
2024, and in light of the changing market and
geopolitical realities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	126

Corporate governance	Supervisory Board report	Remuneration report
Meetings and attendance (continued)
The results of the Supervisory Board evaluation were
discussed in separate sessions with the Supervisory
Board and the Board of Management at the end of 2024.
In early 2025, a joint session between the Supervisory
Board and the Board of Management session was held
to reflect on the core findings of the evaluation. Finally,
the SB Chair conducted one-to-one meetings with the
individual Supervisory Board members to reflect on the
functioning of the Supervisory Board and ways to further
enhance it going forward.
The conclusion of the 2024 evaluation was that the
Supervisory Board and its committees continue to
function well. On the key theme of the evaluation, the
interaction between the Supervisory Board and the
Board of Management, the evaluation brought to light a
positive relationship, leading to constructive
discussions, between the Supervisory Board and the
Board of Management following a change in leadership
in both Boards. This creates an opportunity for a higher
quality of interaction between the two Boards. Both
Boards explored jointly the respective role expectations,
how this emerging new reality has started to contribute
to the quality of dialogue and decision making with
respect to core strategic issues that have been
discussed over the last year and how lessons from good
examples could be preserved and new effective
practices could be developed.
The Board of Management evaluated its own functioning
in 2024, focusing on its role, responsibilities and
performance collectively, and on the functioning of the
individual members – also in light of the changes in the
Board of Management that became effective per the
date of the 2024 AGM. This evaluation took place in
offsite meetings throughout the year. Important aspects
addressed include the Board of Management’s strategic
focus, stakeholder involvement, people and
organization, Board dynamics and Board of
Management organization. The overall conclusion of the
evaluation was that the leadership transition was
successful and that ASML continues to have a well-
functioning Board of Management. The functioning of
the Board of Management and its individual members
was also discussed with the Supervisory Board and its
Selection and Nomination Committee.

Aspects addressed by the BoM:

Strategic focus

Stakeholder involvement

People and organization

Board dynamics

Board Management organization

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	127

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees
The Supervisory Board has five standing
committees, with members appointed by the
Supervisory Board from among its members. The full
Supervisory Board remains responsible for all
decisions, including those prepared by its
committees.
The five committees of the Supervisory Board prepare
and support the decision-making of the full Supervisory
Board. In the plenary Supervisory Board meetings, the
chairs of the committees report on the items discussed
in the committee meetings. In addition, the meeting
documents and minutes of the committee meetings are
available to all Supervisory Board members, enabling
the full Supervisory Board to make the appropriate
decisions.
Further information about the Audit Committee, the ESG
Committee, the Selection and Nomination Committee, and the
Technology Committee can be found in this Supervisory Board
report. Further information about the Remuneration Committee can be found in the Remuneration report.

Supervisory Board

Audit Committee	ESG Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee
Assisting in overseeing the integrity and quality of our financial reporting and the effectiveness of risk management and controls	Overseeing the ESG sustainability strategy and performance aimed at sustainable, long- term value creation	Overseeing the development and implementation of the remuneration policies, in cooperation with the Audit and Technology Committee	Assisting with the preparation of the selection criteria and appointment procedures for the Supervisory Board and Board of Management	Providing advice with respect to our technology plans required to execute the business strategy
4	3	4	4	4
Members	Members	Members	Members	Members
Read more on page 128 >	Read more on page 131 >	Read more on page 144 >	Read more on page 134 >	Read more on page 137 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	128

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)

Audit Committee

The Audit Committee assists the Supervisory Board in overseeing the integrity and quality of our financial reporting and the effectiveness of the internal risk management and internal control systems.

Members
Jack de Kreij (Chair)
A key area of focus for the Audit Committee in 2024 was how to navigate macroeconomic and semiconductor industry cycles while investing in future growth.”	Nils Andersen
Birgit Conix
Warren East

The members of the Audit Committee are all
independent members of the Supervisory Board.
The Supervisory Board has determined that both Jack
de Kreij and Birgit Conix qualify as Audit Committee
financial experts pursuant to section 407 of the
Sarbanes-Oxley Act and Dutch statutory rules, taking
into consideration their extensive financial
backgrounds and experience.

Jack de Kreij
Chair of the Audit Committee
The Audit Committee is provided with all relevant
information to be able to adequately and efficiently
supervise the preparation and disclosure of financial
information. This includes information on the status and
development of the semiconductor market, the
application of EU-IFRS and US GAAP, the choice of
accounting policies, and the work of the internal and
external auditor.
Main responsibilities
•Overseeing the integrity and quality of ASML’s
Financial statements and sustainability disclosures
and submitting proposals to ensure such integrity
•Overseeing the accounting, financial and sustainability
reporting processes and the audits of the Financial
statements
•Overseeing the effectiveness of our internal risk
management and control systems, including
compliance with the relevant legislation and
regulations, and the effect of codes of conduct
•Overseeing the integrity and effectiveness of our
system of disclosure controls and procedures and our
system of internal controls over financial and
sustainability reporting
•Overseeing the external auditor’s qualifications,
independence, performance and determining its
compensation
•Overseeing the functioning of Internal Audit
Recurring agenda topics
•Financial update
•Review of the quarterly financial results and press
release
•Accounting and internal control observations of
external auditor
•Risk update, incl. (IT) security
•Internal audit update
•Disclosure Committee report
•Legal matters report
•Ethics and compliance
Attendance
In addition to the members of the Audit Committee, the
external auditor and the internal auditor have a standing
invitation for Audit Committee meetings and attended all
Audit Committee meetings in 2024. The CEO, CFO, EVP
Finance, Corporate Chief Accountant, Chief Legal
Officer, Head of Risk and Business Assurance, and
Head of Internal Audit are invited to the meetings.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	129

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
Audit Committee meetings in 2024
The Audit Committee meets at least four times a year
and always before the publication of the quarterly, half-
year and annual financial results. In 2024, the Audit
Committee held eight meetings.
Financials
In 2024, the Audit Committee focused, among other
matters, on financial reporting – most particularly the
review of ASML’s annual and interim reports, including
the annual and interim Financial statements and the
Sustainability statements. The Audit Committee also
closely monitored the progress and discussed the
outcomes of the year-end US GAAP and EU-IFRS
audits. The quarterly results and the accompanying
press releases were reviewed before publication.
On a quarterly basis, the Audit Committee was provided
with accounting updates by the Corporate Chief
Accountant, highlighting the main accounting matters
relevant for the quarter. A recurring item of focus of the
Audit Committee in this regard is revenue recognition, as
this is a complex accounting matter also identified as a
critical audit matter by the external auditor. Other
important elements of the Audit Committee’s quarterly
procedures included the discussion of the observations
of the external auditor in relation to the accounting
matters, as well as the report by the Disclosure
Committee on the accuracy and completeness of the
quarterly disclosures. Throughout the year, specific
accounting topics were addressed in depth and semi-
annual in-depth balance sheet reviews were also
performed.
The operational and financial short- and long-term
performance of ASML was discussed extensively,
looking at various performance scenarios and their
impact on ASML’s results and cash generation.
Particular attention was paid to the developments in the
semiconductor industry and the developments related to
our customers, and the impact of those developments
on ASML's cash generation. Geopolitical challenges and
in particular the potential impact of increasing export
control restrictions on ASML's business was another
topic of focus.
The Audit Committee reviewed and provided the
Supervisory Board with advice regarding the long-term
financial plan, the financing of ASML and ASML’s cash-
return policy. Topics specifically discussed included the
execution of the share buyback program and the
proposed final dividend payment in respect of the 2023
financial year and the interim dividends for the financial
year 2024, which were approved by the Supervisory
Board following recommendation by the Audit
Committee. Extra attention was also paid to free cash
flow, not only during the planned meetings, but also in
two dedicated deep dive sessions planned specifically
for this purpose.
Risk management and internal control
Throughout 2024, the Audit Committee closely
monitored risk management and the risk management
process, including the timely follow-up of high-priority
actions based on quarterly progress updates. Key focus
areas of the Audit Committee included those risks
showing an upward trend, such as geopolitics, uncertain
global economy, pressure on the innovation ecosystem
(including security), and strengthening ESG regulations
and related stakeholder expectations. The Audit
Committee oversaw the annual internal control process,
with a focus on scoping, materiality levels, updates to
the internal control framework, the tests of design and
effectiveness, and management’s assessment of
ASML’s internal control over financial reporting and
disclosures. The observations made by Internal Audit
and the external auditor on the design and effectiveness
of internal controls were also discussed.
Ethics, business integrity and compliance
We recognize that acting with the highest standards of
integrity is vitally important to value creation for our
stakeholders and the long-term success of ASML. The
Audit Committee received quarterly reports on the
Ethics program, including the trends and risks in the
area of ethics and the Ethics and Business Integrity
training strategy. The Audit Committee reviewed the
revised Code of Conduct. During 2024, compliance
was discussed on multiple occasions, including on
export controls. An annual update on fraud and fraud
risk management was provided.
Internal audit
In early 2024, the Audit Committee reviewed the internal
audit charter and the annual internal audit plan, including
the scope of the audit. Furthermore, the strategy of the
Internal Audit department was discussed and the Audit
Committee reviewed the audit mapping prepared by
Internal Audit and made some suggestions in relation to
those topics.
During the year, the Audit Committee was kept updated
on the progress of the internal audit activities on a
quarterly basis, reviewed the results of audits performed
and the status of the follow-up on action plans. The
Audit Committee also discussed the internal
management letter and monitored the follow-up by the
Board of Management on the recommendations.
At the end of 2024, a new Head of Internal Audit was
appointed by the Board of Management, effective
February 1, 2025. Before making the appointment, a
positive recommendation from the Audit Committee and
approval of the Supervisory Board was obtained.

Spotlight: Sustainability reporting

Q&A with An Lommers
Head of Risk & Business Assurance and Corporate Chief Accountant

Q:	How did you take the Audit Committee along on the implementation of the ESRS?

An Lommers: We kept the Audit Committee up-to-
date throughout 2024 regarding our journey to
implement the ESRS both during the regular meetings
and during specific deep dive sessions planned for
this purpose. Part of the sessions were held jointly
with the ESG Committee, given the relevance of this
topic for both committees and since we wanted to
ensure efficiency in our ESG oversight activities.

Q:	Which subjects did you address in relation to sustainability reporting?

An Lommers: A key area of focus was compliance
with the new requirements. We reported on the
outcome of the gap analysis and on the progress
made in addressing and closing these gaps. Much
attention was also paid to the double materiality
assessment (DMA) and special deep dives were
performed on the approach to and process of the
DMA as well as the outcome of the DMA performed in
2024.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	130

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
External audit

The overview below provides a number of topics discussed during Audit Committee meetings in 2024, in addition to the recurring agenda topics.
Q1	Q3

•2023 Annual Report and Financial statements US
GAAP and EU-IFRS
•Accounting deep dive: Balance sheet review
•2023 external audit report
•Annual reporting process
•Cash return, including interim dividend Q1 2024
and final dividend 2023
•Fraud-risk assessment
•Results of the external auditor evaluation 2023
•Results of the Audit Committee self-evaluation
•Annual plan of Internal Audit
•External evaluation of Internal Audit

•Statutory Interim Report 2024
•Cash return, including interim dividend Q3 2024
•Compliance deep dive: Finance
•Audit Committee responsibilities in the area of ESG
•Code of Conduct review
•Balance sheet review
•Deep dive: Security

Q2	Q4
•2023 SOX plan incl. materiality and scoping •External audit plan 2024 •Audit on expense reporting by the Board of Management and Supervisory Board 2023 •Update Internal Audit Charter •Deep dive: ESRS
•Financing
•Cash return including Q4 2024 interim dividend
•2024 Annual Report process
•Long-term financial plan
•Annual Plan 2025
•Investor Day messaging
•Appointment new Head of Internal Audit
•Internal Audit Plan 2025
•Compliance, incl. Fraud Risk Assessment
•External audit update on 'hard close' procedures
•External auditor transition
•Review of Rules of Procedure Audit Committee

At the 2022 AGM, KPMG was appointed as the external
auditor for the reporting years 2023 and 2024. On
December 4, 2024, KPMG was appointed by the
Supervisory Board as the external auditor to perform a
limited assurance engagement and issue an assurance
report on the Sustainability statements for the reporting
year 2024.
In 2024, the Audit Committee reviewed the 2024
external audit plan, including scoping, materiality level
and fees. It monitored the progress of the external audit
activities, including review of the observations made
throughout the year. The Audit Committee also oversaw
the activities of KPMG in the area of internal controls,
which were discussed during a periodic internal control
update. The Audit Committee confirms that the
communication over the 2024 financial year contained
no significant items that need to be mentioned in this
report.
The Audit Committee evaluated the performance of the
external auditor at the end of 2024, including a review of
their independence.
After a carefully conducted selection process in 2021
and 2022, the Supervisory Board submitted the proposal
to the 2023 AGM to appoint PricewaterhouseCoopers
Accountants NV (PwC) as external auditor for the
reporting year 2025. This proposal was adopted by the
General Meeting.
During 2024, the external auditor transition from KPMG
to PwC was an important topic of attention for the Audit
Committee. In connection with the transition, the new
external auditor was invited to attend the Audit
Committee meetings in 2024. At the end of the year, an
update was provided to the Audit Committee on the
progress of the transition.
Sustainability reporting
The Audit Committee spent a considerable amount of
time discussing sustainability reporting, in view of
compliance with the ESRS. The Audit Committee
focused on the processes, KPIs and limited assurance
related to sustainability, among other aspects. Some
sessions were held jointly with the ESG Committee.
Other topics
Other topics discussed by the Audit Committee in
2024 included tax developments, including
developments in the area of tax laws, such as their
potential impact on ASML, the responsibilities of the
Audit Committee in the area of ESG and the quarterly
overviews of legal matters. The Audit Committee
furthermore reviewed the messaging around ASML's
long-term financial outlook as was communicated at
ASML's 2024 Investor Day.
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	131

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)

ESG Committee

The ESG Committee advises the Supervisory Board in carrying out its governance and oversight responsibilities with regard to sustainability, environmental, social and governance matters.

Members
Birgit Conix (Chair)
During 2024, the ESG Committee performed various deep dive reviews of topics that are part of the ESG sustainability strategy of ASML.”	Alexander Everke
An Steegen

The ESG Committee may be supported by external experts as well as experts from within ASML who act as advisers on the subjects reviewed and discussed.
Birgit Conix
Chair of the ESG Committee
ESG Committee meetings
The ESG Committee meets at least twice a year
and more frequently when deemed necessary.
Main responsibilities
•The ESG sustainability strategy, including the various
sub-themes of the ESG sustainability strategy
•The integration of ESG in the company and the ESG
sustainability strategy
•The periodic assessment and evaluation of ASML’s
ESG sustainability performance and progress against
its objectives
•The relationships and engagement with ASML’s
stakeholders
•The (impact of) external ESG matters and
developments which are relevant for ASML
and the general evolution of the ESG landscape
Recurring agenda topics
•ESG strategy and performance
•ESG governance
•ESG compliance
Attendance
In addition to the ESG Committee members, the
President and Chief Executive Officer, the EVP and CFO,
and the Head of ESG Sustainability have a standing
invitation to attend the ESG Committee meetings.
Internal experts and external advisers may also be
invited to attend meetings when deemed necessary.
Advisers do not have voting rights.
ESG Committee meetings in 2024
In 2024, the ESG Committee held four meetings, one of
which was a joint meeting with the Audit Committee.
Topics discussed as standing items in each meeting
were an update on the latest developments in the area
of ESG, the latest feedback from the ESG benchmarks
relevant for ASML as well as the performance on the
ESG KPIs and on the ESG-related targets in the Long-
Term Incentive of the Board of Management and
ASML's senior management.
The ESG Committee discussed the double materiality
assessment, focusing on the process followed as well as
the outcome in terms of impacts, risks and
opportunities. This was done jointly with the Audit
Committee.
The ESG Committee also reviewed and provided the
Supervisory Board with a positive recommendation
regarding the changes to be made to the ESG strategy,
which were approved by the Supervisory Board.
The ESG Committee also received an update on relevant
ESG laws and regulations and paid attention to ESG
compliance, in particular the preparations for
compliance with the ESRS.
During each ESG Committee meeting, a deep dive was
performed on topics related to the themes of the ESG
strategy. Topics that were reviewed in-depth were the
Community Partnership Program, scope 3 supply chain
emissions and the Climate Transition Plan, which was
supported by the ESG Committee and the Supervisory
Board.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	132

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)

Spotlight: Scope 3 emissions in our supply chain

Q&A with Wayne Allan
Chief Strategic Sourcing & Procurement Officer

Q:	Why was it important to discuss scope 3 emissions in our supply chain with the ESG Committee?

Wayne Allan: ASML’s ambition is to become
greenhouse gas neutral for scope 3 upstream supply
chain emissions by 2030. Our aim was for the ESG
Committee to understand and support the plan and
actions defined by ASML’s Strategic Sourcing &
Procurement team, also because a performance
target related to this topic was introduced as an LTI
metric in 2024.

Q:	Can you provide more color to what was discussed with the ESG Committee?

Wayne Allan: We explained how we plan to obtain
emission reduction commitments from our tier 1
suppliers and to identify key decarbonization levers
beyond these tier 1 suppliers. We also focused on
opportunities for cross-company and cross-industry
collaboration. In this context, the initiatives related to
supplier data sharing and collection were also
reported on.

Supervisory activities in the area of ESG sustainability

Supervisory Board
Oversight over overall company strategy aimed at sustainable long-term value creation and company performance, including ESG aspects

Audit Committee	ESG Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee

Non-financial reporting, ESG internal controls and assurance	Oversight over ESG strategy (execution) & performance	ESG metrics as part of executive remuneration	Corporate governance leadership development & succession including diversity	Product & technology roadmap-related ESG matters/ programs (e.g. EUV energy efficiency)

Supervisory activities in the area of ESG sustainability
The overview on this page shows how the oversight over
ESG matters by the Supervisory Board has been divided
over the Supervisory Board and the sub-committees of
the Supervisory Board. During 2024, one year after the
establishment of the ESG Committee, the allocation of
ESG oversight-related activities was reassessed and
some minor fine-tuning was applied.
The ESG Committee's in-depth discussions on ESG and
the subsequent reporting of the main points of these
discussions to the full Supervisory Board are seen as
very valuable, as they further strengthen the Supervisory
Board's oversight over ESG matters.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	133

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)

The overview below provides details on the topics discussed during ESG Committee meetings in 2024.
Q1	Q3

•Performance on ESG LTI targets and ESG LTI
metrics and targets 2024–2026, and
recommendation to the Remuneration Committee
•Progress on ESG sustainability KPIs
•Feedback on ESG benchmarks
•ESG compliance: update on ESRS
•Deep dive: Supply chain emissions (scope 3
upstream)

•Progress on ESG sustainability KPIs
•Performance on LTI targets
•Double Materiality Assessment 2024
•Feedback from ESG benchmarks
•Update on laws and regulations
•Climate roadmap
•Deep dive: Community Partnership Program

Q2	Q4
•No meetings
•ESG strategy update
•Progress on ESG sustainability KPIs
•Performance on ESG LTI targets
•Proposal new ESG LTI metrics and targets for
2025–2027
•Feedback from relevant benchmarks and update
on selection of benchmarks
•ESG compliance: update on ESRS
•Deep dive: Climate Transition Plan

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	134

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)

Selection and Nomination Committee

The Selection and Nomination
Committee assists the
Supervisory Board in relation to
its responsibilities over the
composition and functioning of
the Supervisory Board and the
Board of Management and the
monitoring of corporate
governance developments.

Members
Nils Andersen (Chair)
In 2024, the Selection and Nomination Committee's key area of focus was ASML's leadership transition.”	Annet Aris
Mark Durcan
Terri Kelly

Each member is an independent member of our Supervisory Board, in accordance with the Nasdaq Listing Rules.
Nils Andersen
Chair of the Selection and Nomination Committee
Main responsibilities
•Preparing the selection criteria and appointment
procedures for members of the Supervisory Board and
Board of Management, and the supervision of the
Board of Management’s policy in relation to the
selection and appointment criteria for senior
management
•Periodically evaluating the scope and composition of
the Board of Management and the Supervisory Board,
and proposing the profile of the Supervisory Board
•Periodically evaluating the functioning of the Board of
Management and the Supervisory Board, and their
individual members
•Preparing the Supervisory Board’s decisions for
appointing and reappointing members of the Board of
Management and proposing (re)appointments of
members of the Supervisory Board
•Monitoring and discussing developments in corporate
governance
Recurring agenda topics
•Role, composition and functioning of the Board of
Management
•Role, composition and functioning of the Supervisory
Board
•Corporate governance
Attendance
The Selection and Nomination Committee held five
meetings in 2024. In addition to the Selection and
Nomination Committee members, the President and
CEO and the EVP HR&O are regularly invited to attend
(parts of) its meetings. An external adviser is also invited to attend the Selection and Nomination Committee
meetings when deemed necessary.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	135

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
Composition, role and responsibilities of the Board

Spotlight: Leadership transition

Q&A with Annet Aris
Vice Chair Supervisory Board and member of Selection and Nomination Committee

Q:	How do you look back on the leadership transition that took place in 2024?

Annet Aris: The Selection and Nomination
Committee spent significant time and effort preparing
for the leadership change in close collaboration with
the outgoing leadership and the new Board of
Management. The transition itself was a smooth
process that took place in the spirit of ASML's values
challenge, collaborate and care. The new leadership
team has been well received by our stakeholders,
including our ASML employees.

Q:	How are you supporting the new Board of Management?

Annet Aris: As a Supervisory Board, we continue to
stay in close contact with the Board of Management
to act as their sounding board and provide advice if
and when needed. We do this not only during the
formal meeting of the Supervisory Board, but also
during informal interactions with the members of the
Board of Management throughout the year. The
Supervisory Board continues to be convinced that
with the new leadership team, ASML is well
positioned to continue our long-term success.

of Management
In 2024, the Selection and Nomination Committee's key
area of focus was ASML's leadership transition. Per the
2024 AGM, both Presidents – Peter Wennink and Martin
van den Brink – stepped down as Board of Management
members. Christophe Fouquet was appointed as
President and CEO. Jim Koonmen was appointed as
EVP and Chief Customer Officer. The Selection and
Nomination Committee devoted significant time to
supporting the Board of Management in transitioning to
the new leadership structure and evaluating the
transition. We are pleased to see that this has been a
smooth process.
The Selection and Nomination Committee and the
Supervisory Board regularly discuss the composition,
role and responsibilities of the Board of Management,
while also discussing succession planning with respect
to the Board of Management. The Supervisory Board,
together with the Board of Management, has gone
through a comprehensive succession-planning process.
With Christophe, we have identified a very experienced
leader with deep understanding of ASML’s technology
and the semiconductor industry ecosystem – acquired
through different roles at ASML and other companies –
and the right leadership qualities and culture fit.
With the appointment of Jim Koonmen as Chief
Customer Officer, a new position in ASML’s Board of
Management per the 2024 AGM, ASML underscored its
ambition to continuously increase our responsiveness to
customer needs, and to consistently deliver high-
performance products and services.
During 2024 we also reviewed the talent bench and
discussed career development of top talent to prepare
for future Board of Management roles. The relevant
diversity aspects for ASML have also been taken into
consideration in this review.
The Selection and Nomination Committee also assessed
the functioning of the Board of Management and its
individual members. Special attention was made to the
functioning of the Board of Management in light of the
leadership transition. For this purpose, discussions took
place with each individual Board of Management
member, the outcome of which was discussed with the
Selection and Nomination Committee.
After the retirement of Martin van den Brink as Co-
President, Martin continued to support the future growth
of ASML by taking up a role as technology adviser.
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
The profile of the Supervisory Board was formally
amended in 2024, after informing the Works Council of
ASML Netherlands BV and the General Meeting. The
revised profile can be found in the Supervisory Board's
Rules of Procedure on our website.
The Selection and Nomination Committee also
discussed changes to the composition of the
Supervisory Board effective per the 2024 AGM. The
Selection and Nomination Committee advised the
Supervisory Board on the nominations for the
reappointment of Annet Aris, Warren East and Mark
Durcan, whose terms expired during the 2024 AGM. All
Supervisory Board members whose terms ended per the
2024 AGM were reappointed by the General Meeting for
consecutive terms, in line with the nomination made by
the Supervisory Board.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	136

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
A significant amount of time was also spent by the Selection

The overview below provides details on the topics discussed during Selection and Nomination Committee meetings in 2024.
H1	H2

•Board of Management composition, succession
and leadership transition
•Board of Management performance review
•Profile and composition of Supervisory Board and
composition of its committees
•Outcome 2023 Supervisory Board evaluation and
its committees and follow-up
•ASML leadership succession potential, incl.
diversity aspects
•Corporate governance developments
•Update to Rules of Procedure Supervisory Board
and Board of Management
•Update of the Supervisory Board profile
•Composition of the Board of Directors of the ASML
Preference Shares Foundation

•Composition of the Board of Management
•Composition of Supervisory Board, including
succession
•Process Supervisory Board evaluation 2024
•Process Board of Management evaluation 2024
•Corporate governance developments

and Nomination Committee on the changes to the
Supervisory Board composition per the 2025 AGM, in
particular the succession of Annet Aris. Given that the
Works Council of ASML Netherlands BV has a strengthened
right of recommendation for this position, the Selection
and Nomination Committee worked closely with the Works
Council to find the right candidate to succeed Annet.
Changes to Supervisory Board committees in 2024
The Selection and Nomination Committee also
discussed the composition of the Supervisory Board
committees. As per January 2024, Nils Andersen joined
the Audit Committee as a formal member.
Read more in Supervisory Board report – Meetings and attendance
– Composition
The Selection and Nomination Committee also spent a
considerable amount of time preparing the 2024
evaluation of the Supervisory Board. In light of the
applicable best practice provision of the Dutch
Corporate Governance Code, the Selection and
Nomination Committee made a recommendation to
engage an external party for an in-depth evaluation of
the Supervisory Board, and the subsequent selection
process was driven by the Committee. The evaluation
was performed in Q4 and the results were subsequently
discussed with the Supervisory Board. More information
about the evaluation process and outcome can be found
in the dedicated section on evaluation in this
Supervisory Board Report.
Read more in Supervisory Board report – Meetings and attendance
– Evaluation
Corporate governance
As part of its responsibility to monitor corporate
governance developments, the Selection and
Nomination Committee provided positive
recommendations to the Supervisory Board regarding
updates to the Rules of Procedure for the Board of
Management and the Supervisory Board. These
changes were primarily recommended in light of the
changes in the Board of Management that became
effective in 2024. The Committee also discussed
developments in the area of corporate governance in
general, including the developments related to the
Dutch Corporate Governance Code, the corporate
governance aspects of (emerging) legal requirements
related to ESG, and matters of interest to investors
and shareholder organizations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	137

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)

Technology Committee

The Technology Committee advises the Supervisory Board with respect to the technology plans required to execute our business strategy.

Members
Mark Durcan (Chair)
In Q4 2024, the Technology Committee visited ASML's facility in Berlin, Germany.”	Annet Aris
Warren East
An Steegen

The Technology Committee is supported by external
experts as well as experts from within ASML who act
as advisers on the subjects reviewed and discussed.
External experts may include representatives of
customers, suppliers and partners to increase the
Committee’s understanding of the technology
and research required to develop our leading-edge
systems.

Mark Durcan
Chair of the Technology Committee
Technology Committee meetings in 2024
In general, the Technology Committee meets at
least twice a year and more frequently when deemed
necessary. In 2024, the Technology Committee held
five meetings.
Main responsibilities
•Advising on technology trends, the study of potential
alternative strategies, the technology strategy, product
roadmaps, required technical resources and
operational performance in R&D
•Making recommendations to the Supervisory Board
on technology-related projects with respect to ASML’s
competitive position
•Discussing the technology targets set to measure
short- and long-term performance as well as the
achievements related to these, and advising the
Remuneration Committee on this topic
Recurring agenda topics
•Status of individual technology targets
•Setting mid- and long-term technology related targets
•Technical strategy review of the business
Attendance
In addition to the Technology Committee members, the
Committee’s external and internal advisers regularly
attended committee meetings. Advisers do not have
voting rights.
Review of technology programs
As in previous years, the Technology Committee’s
primary focus in 2024 was on the review of the
execution and implementation of technology programs
and roadmaps in EUV 0.55 NA (High NA), EUV 0.33 NA,
DUV and Applications. In this respect, the key
challenges and opportunities, from a business
perspective as well as from a technology standpoint,
were reviewed and discussed in depth. During each
meeting the Technology Committee also discussed the
progress made on the technology targets included in the
Technology Leadership Index, a performance measure
for the short- and long-term variable remuneration of the
Board of Management. At the beginning of the year, in a
meeting especially planned for this purpose, the
Technology Committee discussed the final
achievements on the technology targets. In the same
meeting, new technology targets were set for the new
performance period. The Technology Committee
subsequently provided advice to the Remuneration
Committee and the Supervisory Board.
The meeting in Q1 was dedicated to the achievements
within Applications. The Technology Committee was
presented with a recap of the achievements in 2023,
the strategic priorities, the execution challenges, the
competitive landscape and the opportunities in that
respect and the growth projection toward 2030 over
the different areas within the Applications landscape.
In addition, updates were provided on computational
lithography, optical metrology and e-beam metrology.
In Q2, the main focus of the meeting was on the
Development and Engineering department of ASML,
including its Research department and System
Engineering department. The Technology Committee
was informed on how these departments play a pivotal
role in the innovation process and how they work
together in the technological developments within
ASML. Furthermore, the different departments provided
an in-depth view on their portfolio and internal
organization structure.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	138

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)

The overview below provides details on the topics discussed during Technology Committee meetings in 2024.
Q1	Q3

•Review of Applications
•Technology Leadership Index performance review
2023 and 2021–2023 and target-setting for 2024
and 2024–2026
•Applications overview
•E-beam metrology
•Computational lithography
•Optical metrology including soft x-ray
•Data management
•Innovation process
•System engineering
•Development and engineering
•Succession planning

•Technology Index Update
•0.33 NA – business, product and program
•0.55 NA – business, product and program
•Common EUV platform and potential products
including positioning and rationale, optics roadmap
and technology common platform
•Profile and potential Technology Committee
external advisers

Q2	Q4
•Innovation process including role of research, System engineering and D&E •Research •System engineering •Development and engineering •Succession planning Technology organization	•Review of DUV business •Device roadmap and holistic lithography solutions •Profile and potential Technology Committee external advisors •Visit to ASML's facility in Berlin, Germany

Spotlight: Visit to ASML Berlin GmbH

Q&A with Markus Matthes
Chair ASML Berlin GmbH Management Team

Q:	What was the key objective of the ASML Berlin GmbH leadership team for the Technology Committee visit?
Markus Matthes: Our aim was to provide the Technology Committee with information about the organization and key activities of ASML Berlin GmbH and their contribution to ASML as a whole.

Q:	What topics did you discuss with the Technology Committee?

Markus Matthes: We gave an overview of the
people, products and processes and updated the
Technology Committee about campus development.
On the product side, we focused on the key
components that are developed and produced in
Berlin, including wafer tables and clamps, reticle
chucks and mirror blocks.

Q:	How do you look back on the Technology Committee visit to ASML Berlin GmbH?

Markus Matthes: It was very valuable to interact with
the Technology Committee during their visit to ASML
Berlin GmbH and to exchange perspectives on the
important work that we are doing and on how ASML
Berlin GmbH contributes to ASML's overall
technology and manufacturing network.

The Q3 meeting was fully dedicated to the EUV 0.55 NA
(High NA), EUV 0.33 NA business. The Technology
Committee was informed on the product roadmap, the
productivity improvements and the developments on the
cost of technology. In addition, there was a deep dive on
the drive for commonality. The Technology Committee
discussed the positioning and rationale thereof.
Furthermore, time was spent on the targets, status and
plans in this respect.
In Q4, the Technology Committee visited ASML’s facility
in Berlin, Germany. During this two-day meeting, the
Technology Committee primarily focused on the
achievements and challenges in ASML’s DUV business.
Special attention was paid to the overall strategy, market
developments and positioning and the technology
roadmap. As a second topic, special attention was paid
to the device roadmap and the holistic lithography
solutions. For that purpose, the Technology Committee
invited imec again to provide an update of its view on
the long-term device roadmap for both Logic and
Memory. The second day of the visit to Berlin was
focused on providing insight in the projected growth of
the Berlin facility and how the facility in Berlin
contributes to ASML’s overall technology and
manufacturing network. Furthermore, the Technology
Committee was provided with a tour through the
cleanroom at the Berlin facility.
The Technology Committee’s in-depth technology
discussions and the subsequent reporting of the main
points of these discussions to the full Supervisory Board
increases the Supervisory Board’s understanding of our
technology requirements. It also enables the Supervisory
Board to adequately supervise the strategic choices we
face, including our investment in R&D.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	139

Corporate governance	Supervisory Board report	Remuneration report
Financial statements and profit allocation
The Financial statements of ASML for the financial year
2024, as prepared by the Board of Management, have
been audited by KPMG Accountants N.V. All members
of the Board of Management and the Supervisory Board
have signed these Financial statements.
We recommend to shareholders that they adopt the
2024 Financial statements. We also recommend that our
shareholders adopt the Board of Management’s
proposal to make a final dividend payment of €1.84 per
ordinary share. Together with the interim dividends paid
in respect of the 2024 financial year, which add up to
€4.56 per ordinary share, this leads to a total dividend of
€6.40 per ordinary share for the year 2024.
Finally, we would like to extend a word of thanks to the
Board of Management and all ASML employees for their
continued commitment and hard work during this
challenging year.
The Supervisory Board:
Nils Andersen, Chair
Annet Aris, Vice Chair
Birgit Conix
Mark Durcan
Warren East
Alexander Everke
Terri Kelly
Jack de Kreij
An Steegen
Veldhoven, March 5, 2025

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	140

Corporate governance	Supervisory Board report	Remuneration report
Message from the Chair of the
Remuneration Committee
Terri Kelly
2024 was another year of steady

We aim for ASML’s remuneration policies to be externally competitive and internally fair.”
Terri Kelly
Chair of the Remuneration Committee
evolution. Our Remuneration
Committee worked hard to ensure
that ASML’s remuneration policies
remained competitive and aligned
with company strategy, while also
taking into consideration the views
and priorities of stakeholders.
Dear Stakeholder,
On behalf of the Remuneration Committee, I
am pleased to present the 2024
Remuneration Report, which outlines how
the remuneration policies for the Board of
Management and the Supervisory Board
were applied during the year and explain the
factors we considered while doing so.
A long-term perspective
Just as ASML’s focus is on the long term, so
is the focus of our Remuneration Committee.
We work closely with the Board of
Management, the Works Council and other
key stakeholders to ensure that our
remuneration policies are competitive,
aligned with ASML’s strategy and take into
consideration the views and priorities of
stakeholders, while respecting the societal
context within which we operate.
ASML’s values of challenge, collaborate
and care sit front and center in everything
that the Remuneration Committee does.
We challenge ourselves about all aspects
of remuneration and collaborate with
colleagues within ASML as well as external
experts and advisers. Our aim is to arrive at
fair and balanced decisions that drive long-
term performance.
2024 performance
In 2024, ASML performed very well on the
metrics that are part of the Board of
Management’s incentive plans. For the
short-term incentive (STI), performance was
between target and stretch for all
performance measures – EBIT Margin %,
Customer Orientation and Technology
Leadership Index – resulting in an overall
pay-out of 136.1% of target. For the long-
term incentive (LTI) 2022–2024 series, ASML
exceeded target on most the performance
metrics – Relative Total Shareholder Return
(rTSR), Cash Conversion Rate, Technology
Leadership Index and ESG. The overall LTI
result is a vesting of 132.3% of target.
Key workstreams
Our core objective is to ensure that ASML
continues to be able to attract and retain the
talent it needs to thrive. During 2024, we
focused on a number of areas in order to
ensure that the Remuneration Policy for the
Board of Management features the right
amount of stretch, while being achievable
and aligned with desired behaviors and the
main drivers of ASML’s strategy.
In the second half of 2024, in line with the
framework for the 2023 Supervisory Board
Remuneration Policy, the Remuneration
Committee reviewed the Supervisory
Board’s fee structure and levels. Following
this review, the Supervisory Board proposes
to increase base membership and
committee fees and remove the fixed
expense allowance, and a proposal in this
regard has been submitted for a binding
vote at the 2025 AGM.
Updating our Policy
Much of the year’s efforts were
concentrated on updating the Remuneration
Policy for the Board of Management, which
has been submitted to the 2025 AGM.
In light of the change of leadership, this was
a significant workstream for the committee
through 2024 and involved extensive
consultations with both external and internal
stakeholders, including valuable input from
the Board of Management and the Works
Council as well as from investors and
shareholder interest organizations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	141

Corporate governance	Supervisory Board report	Remuneration report
Message from the Chair of the Remuneration Committee (continued)
Terri Kelly
Our work has been characterized by evolution rather
than revolution. As ASML evolves over time, our policies
are constantly monitored and assessed against the
Company’s strategic objectives and in the context of the
broader commercial landscape. The Policy review and
proposed adjustments are intended to make incremental
progress toward a more competitive and fit-for-future
Remuneration Policy. Its aim is to better enable ASML to
attract, retain and motivate the global leadership
structure that will be critical in delivering on our strategy and growth ambitions.
While the Remuneration Policy for the Board of
Management is in absolute terms only relevant to a small
number of people, we understand that it has resonance
across ASML. It must be recognized as fair within
the company and our local external environment,
competitive within our global peer group and aligned
with the wider workforce. I believe we have achieved
a balanced outcome that respects the views of our
stakeholders, underlining our desire to achieve a degree
of societal fairness.
Evolving our metrics
Last year, I reported that we developed a way of
measuring our customer orientation, and this process
was successfully implemented into the STI during 2024.
Meeting, and where possible exceeding, customer
expectations is extremely important to the company's
growth targets, and the new metric ensures that the
voice of the customer is even better heard and acted
upon by the Board of Management.
ESG was another area where we spent considerable
time. I am proud that ASML has continued to hold its
ground on measures that really matter to the world, at a
time when some companies perhaps reduced some of
their focus on ESG matters. We made good progress
and now benefit from a well-designed balance of social
and environmental measures. For example, we are
challenging our suppliers to manage their own footprint,
while also exploring how we can reduce our own energy
consumption as well as that of our customers.
We constantly review the financial measures that are at
the heart of our incentive plans and have reintroduced
elements of Return on Average Invested Capital (ROAIC)
as a metric to measure how we drive the creation of
long-term sustainable value. We had previously moved
away from ROAIC, because of the extremely long
horizons associated with R&D investments, and because
the timing of return on those investments did not align
with the measurement period of the ROAIC metric. The
Remuneration Committee devised a novel way to bring
ROAIC back into the picture aimed at mitigating the
effects of the timing differences related to the return on
investment, and I was pleased to see that this was well
received by our stakeholders during 2024.
Engaging with our stakeholders
We aim for ASML’s remuneration policies to be
externally competitive and internally fair – and we
engage with a wide range of stakeholders who provide
us with their views, helping us achieve this ambition.
There are several instances where stakeholder input has
led to adjustments in our policies. For example,
stakeholder feedback was instrumental in our decision
to no longer use a particular index, but instead work with
customized, more relevant measures linked to our ESG
strategy to assess ESG performance.
Externally, we consult our investors and also take advice
from our external adviser around best practice and
trends in the field of remuneration across a broad
selection of industries and business environments.
As ASML has few comparable companies against which
we can compare our approach to remuneration, we
focus on the pay landscape of similar-sized, globally
active, semiconductor (equipment), high-tech or other
companies with high R&D spend.
Internally, we maintain a close relationship with the
members of the Board of Management, meeting
regularly on an informal as well as a formal basis.
Interaction with the Works Council also provides us with
valuable insights from an important stakeholder group –
our employees. Early in 2024, a new Council was
elected and we invested time in bringing the new
members up to speed with the mechanics of
remuneration and the methodology behind it – and I
believe that this process was very beneficial for all
parties involved.
Throughout the year, we engaged with key stakeholders
about the envisaged policy changes we are proposing
and listened to their feedback. A number of their
suggestions have been incorporated into the policy that
has been submitted to the 2025 AGM for approval.
Changes to the Committee
Annet Aris will be stepping down from the Supervisory
Board effective per the 2025 AGM and I would like to
thank her for her support and guidance over recent
years. Annet has been a member of the Remuneration
Committee between 2015 and 2018 and since 2021, and
she has played an instrumental role, given her extensive
knowledge and experience on the topic of remuneration
as well as her connections with the relevant
stakeholders in this field.
As a Remuneration Committee we are very pleased with
the nomination for appointment of Karien van Gennip as
member of our Supervisory Board. Upon her
appointment, which is a voting item on the agenda for
the 2025 AGM, Karien will become a member of the
Remuneration Committee.

Outlook
Our focus for 2025 will firstly be on gathering further
input from stakeholders and where appropriate fine-
tuning the Board of Management Remuneration Policy
ahead of its presentation at the 2025 AGM.
Beyond that, we will continue to challenge ourselves on
the metrics and ask the question: do we have the right
measures that really align around the most important
things that ASML is trying to achieve? Stakeholder
support will again be a key objective, and our continual
engagement processes will aim to make sure that all our
stakeholders – and most especially Christophe and his
colleagues on the Board of Management – understand
our challenges, our aims and our rationale.
Finally, I would like to thank all our stakeholders, and in
particular the members of the Remuneration Committee,
the Supervisory Board, the Board of Management, our
investors and the Works Council, for their support over
the last year. This is a team effort – together, we can
ensure that our remuneration policies continue to drive
the long-term success of ASML.
Terri Kelly
Chair of the Remuneration Committee

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	142

Corporate governance	Supervisory Board report	Remuneration report
Remuneration at a glance
Remuneration is an essential tool to motivate the right talent to continue to achieve our technology roadmap and business priorities

Our remuneration principles for performance support long-term success and sustainable value

Competitiveness	Our remuneration structure and levels intend to be competitive in the relevant labor market, while at the same time taking into account societal trends and perceptions.

Alignment	Our Remuneration Policy is aligned with the short-term and long- term incentive policies for ASML senior management and other ASML employees and takes into account internal relativities.

Long-term orientation	Our policy and incentives focus on sustainable and long-term value creation.

Compliance	We adopt the highest standards of good corporate governance.

Simplicity and transparency	Our policy and its execution are as simple as possible and easily understandable to all stakeholders.

Linking remuneration to purpose and strategy

Purpose	Strategy	Incentive measures	Pay for performance

Unlocking the potential of people and society by pushing technology to new limits	Deepen customer trust	Strategic value drivers	Remuneration outcomes

Extend our technology and holistic product leadership

Financial measures

Strengthen ecosystem relationships

Customer orientation

Create an exceptional workplace

Technology leadership

Drive operational excellence

Leadership in ESG sustainability

Deliver on our ESG sustainability mission and responsibilities

How we performed in 2024

Financial (based on US GAAP)			Non-financial

€28.3bn	€14.5bn	€9.0bn	8.0
Total sales	Gross profit	Income from operations	Technology Leadership Index score
(2023: €27.6bn)	(2023: €14.1bn)	(2023: €9.0bn)	(2023: 7.8)

€11.2bn	€19.25	€12.7bn	78.9%
Net cash provided by operating activities	Earnings per share	Cash and cash equivalents and short- term investments	Employee engagement score (three-year rolling average)
(2023: €5.4bn)	(2023: €19.91)	(2023: €7.0bn)	(2023: 78.7%)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	143

Corporate governance	Supervisory Board report	Remuneration report
Remuneration at a glance (continued)

We aim to align the total
remuneration for our Board of
Management to our business
strategy through a combination
of fixed pay and short- and long-
term incentives, underpinned by
stretching performance targets.

€20.1m
Total remuneration[1]

136.1%
Achieved of STI target

132.3%
Achieved of LTI target

40:1
CEO vs. average per FTE

Board of Management[1]

Christophe D. Fouquet[2]
Total remuneration 2024 (€’000s)
€5,432

Frédéric J.M. Schneider-Maunoury
Total remuneration 2024 (€’000s)
€4,209

Roger J.M. Dassen
Total remuneration 2024 (€’000s)
€4,190

Wayne R. Allan
Total remuneration 2024 (€’000s)
€3,897

James (Jim) P. Koonmen[3]
Total remuneration 2024 (€’000s)
€2,347

1.This is the total 2024 remuneration for the members of the Board of Management (BoM) in office as of December 31, 2024. It excludes the
2024 remuneration for former BoM members Peter T.F.M. Wennink and Martin A. van den Brink, who retired as Presidents of ASML on
April 24, 2024, upon the completion of their appointment terms.
2.Christophe D. Fouquet was appointed as President and CEO of ASML on April 24, 2024. As he was already a member of the Board of
Management (BoM), his total remuneration for 2024 is disclosed by taking into account his tenure as both a regular BoM member and as
President and CEO of ASML.
3.James (Jim) P. Koonmen was appointed as a member of the Board of Management on April 24, 2024. His total remuneration 2024 is disclosed as of this date.

Remuneration summary (€’000s)

Base salary and benefit	STI	LTI

Stakeholder engagement in 2024

During 2024, we consulted with our large shareholders and other stakeholders, as well as with our Board of Management. Engagements took place prior to the 2024 AGM and in Q3 and Q4 2024.

Shareholders
Number of organizations met	9
Number of meetings	18
Percentage of issued share capital owned[4]	23%

Shareholders representatives and proxy advisers
Number of organizations met	3
Number of meetings	9

Works Council
Number of organizations met	1
Number of meetings	>5

4.Average based on the issued share capital and share positions at the time of the AGM record date, March 27, 2024.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	144

Corporate governance	Supervisory Board report	Remuneration report
Remuneration Committee

Remuneration Committee

The Remuneration Committee advises the Supervisory Board and prepares the Supervisory Board’s resolutions with respect to the remuneration of the Board of Management and the Supervisory Board.

Members
Terri Kelly (Chair)
During 2024, the Committee continued looking at what the optimal incentive measures are to drive sustainable long-term value creation.”	Annet Aris
Alexander Everke
Jack de Kreij

Each member is an independent, non-executive
member of our Supervisory Board in accordance with
the Nasdaq Listing Rules. Ms. Kelly is neither a former
member of our Board of Management, nor a member
of the management board of another company.
Currently, no member of the Remuneration
Committee is a member of the management board of
another Dutch listed company.

Terri Kelly
Chair of the Remuneration Committee
Main responsibilities
•Overseeing the development and implementation of
the Remuneration Policy for the Board of Management
and preparing the Supervisory Board Remuneration
Policy
•Reviewing and proposing to the Supervisory Board
corporate goals and objectives relevant to the variable
part of the Board of Management’s remuneration
•Carrying out scenario analyses of the possible
financial outcomes on the variable remuneration of
meeting these goals, as well as exceeding these goals,
before proposing these corporate goals and objectives
to the Supervisory Board for approval
•Evaluating the performance of the members of the
Board of Management in view of those goals and
objectives and – based on this evaluation –
recommending to the Supervisory Board appropriate
compensation levels for the members of the Board of
Management
•Staying apprised of external pay practices and the
effectiveness of our Remuneration Policy and incentive
measures in attracting and retaining top talent
Recurring agenda topics
•Remuneration of the Board of Management
•Remuneration of the Supervisory Board
•Update on performance on targets for short- and long-
term incentive
Attendance
In addition to the Remuneration Committee members,
the Remuneration Committee generally invites the CEO,
the CFO, the Executive Vice President HR&O, and the
Vice President Global Compensation and Benefits
to attend its meetings. The Remuneration Committee’s
external adviser is also invited to attend the
Remuneration Committee meetings when deemed
necessary.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	145

Corporate governance	Supervisory Board report	Remuneration report
Remuneration Committee (continued)
Remuneration of the Board of Management
Following the announcement of the change in the
composition of the Board of Management, in particular
the change from a dual-presidency to a single-
presidency structure, the Remuneration Committee
assessed the impact of such change on the
remuneration structure for our President and CEO under
the Remuneration Policy for the Board of Management
(version 2022). The conclusion was that no concessions
were to be made to the 2022 Policy and that a detailed
review of the Policy for 2025 and beyond would be
initiated.
Following a fundamental review performed in the second
half of 2021 and the first quarter of 2022, a new
Remuneration Policy for the Board of Management was
adopted at the 2022 AGM with 93.18% support. The
2022 Board of Management Remuneration Policy
contains market-competitive maximum levels for the STI
(120% for the President and 100% for the other Board
of Management members) and below-market-
competitive maximum levels for the LTI (200%) for on-
target performance. The Supervisory Board decided to
implement a phased approach toward these maximum
levels.
At the end of 2023 a light review of Board of
Management remuneration levels was performed in
order to determine whether an increase of the on-target
levels for STI and/or LTI toward the policy maximum
levels was warranted. The Supervisory Board concluded
that this was the case and, given the new single
President structure, decided to increase the on-target
levels for the STI from 105% to 120% for the new
President and CEO, and from 95% to 100% for the non-
Presidents, and to keep the level unaltered (105%) for
both retiring Presidents. For the LTI the on-target levels
were increased from 170% to 200% for the President
and CEO, and from 170% to 180% for the other Board
of Management members. These changes became
effective per January 1, 2024.
The Remuneration Committee made recommendations
to the Supervisory Board concerning the total
remuneration package of the Board of Management and
the variable remuneration consisting of an STI in cash
and an LTI in shares. The Remuneration Committee
proposed 2024 targets for the Board of Management’s
variable remuneration to the Supervisory Board. During
the year, the Remuneration Committee closely
monitored the Board of Management’s performance,
providing recommendations to the Supervisory Board
regarding the achievement of the 2024 targets and
related compensation levels for the Board of
Management members.
In proposing and evaluating the Board of Management’s
performance in relation to the corporate goals and
objectives for the variable remuneration of the Board of
Management members, the Remuneration Committee
closely cooperates with the Audit Committee, the ESG
Committee and the Technology Committee.
2024 has been marked by efforts to update the
Remuneration Policy for the Board of Management.
Extensive consultations were held with both internal and
external stakeholders, whereby the ambition of the
Remuneration Committee was to come to a balanced
outcome that is externally competitive and internally fair.
The proposed 2025 Remuneration Policy for the Board
of Management has been submitted for a binding vote at
the 2025 AGM. Upon AGM approval and following the
Remuneration Committee's recommendation, the
Supervisory Board approved to increase base salaries
with 4% and increase the on-target level for the STI
2025 of the President and CEO to 150% and 110% for
the other Board of Management members. For the LTI
2025–2027, the on-target level for the President and
CEO is increased to 275% and 225% for the other
Board of Management members.
If the proposed 2025 Remuneration Policy for the Board
of Management is not adopted by the 2025 AGM, on-
target STI 2025 levels will be in line with 2024 and LTI
2025–2027 on-target levels will amount to 200% for all
Board of Management members.
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
The Remuneration Committee engaged the external
auditor to perform certain agreed-upon procedures
regarding the reported performance by the Board
of Management on the STI Plan 2024 and LTI Plan
2022–2024.
The Remuneration Committee also prepared the
Remuneration Report, which details the remuneration of
members of the Supervisory Board and the Board of
Management. Transparency around remuneration
continues to be a topic of focus for the Remuneration
Committee and in 2024 we made further efforts to
improve the transparency and readability of the
Remuneration Report. For example, we added an extra
scenario to the table 'Performance-driven scenarios'.
Remuneration of the Supervisory Board
In the second half of 2024, within the Supervisory Board
Remuneration Policy 2023 framework, the Remuneration
Committee reviewed the Supervisory Board fee structure
and levels in accordance with the bi-annual benchmark
of the Supervisory Board remuneration. Following this
review, the Supervisory Board proposes to increase
base membership and committee fees and remove the
fixed-expense allowance. A proposal in this regard has
been submitted for a binding vote at the 2025 AGM.
Societal benchmark
In the context of the changes to the Board of
Management and Supervisory Board remuneration
policies in 2022 and 2023 respectively, the Works
Council raised the topic of societal fairness of executive
remuneration in relation to non-executive remuneration.
To follow up on this topic, a societal benchmark analysis
was conducted in 2023 by a delegation of the
Remuneration Committee working in close collaboration
with the Works Council, supported by the Remuneration
Committee's external adviser.
The outcome of the societal benchmark (consisting of
companies of social relevance in the Netherlands and
that have comparable and consistent remuneration
disclosure) was that, overall, ASML's relative pay
progression is well aligned to the societal benchmark
group. The CEO's pay progression was below the 75th
percentile of the group, while the progression of the
lowest scale of ASML's Collective Labor Agreement
(CLA) outpaced that of the benchmarking group.
Additionally, the 2023 increases in Supervisory Board
remuneration were in line with the benchmarking group.
More details can be found in the 2023 Remuneration
Report.
The outcomes of the 2023 societal benchmark have
been taken into account for both the proposed Board of
Management Remuneration Policy 2025 and the
proposed Supervisory Board fees 2025.
The Remuneration Committee intends to perform this
societal benchmark periodically going forward to serve
as a reference for overall remuneration.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	146

Corporate governance	Supervisory Board report	Remuneration report
Remuneration Committee (continued)

The below overview provides details on the topics discussed during Remuneration Committee meetings in 2024.
Q1	Q3

•Total Board of Management remuneration 2024,
including base salary 2024, and STI and LTI at-
target levels
•Short-Term Incentive Plan: Performance 2023, pay-
out 2023 and targets 2024
•Long-Term Incentive Plan: Performance evaluation
and share vesting performance period 2021–2023,
and conditional grant and targets performance
period 2024–2026
•Compliance with share ownership requirements
•Remuneration Report 2023
•Self-evaluation of Remuneration Committee
•Kick-off Board of Management Remuneration
Policy review

•Progress STI 2024 and running LTI plans
•Proposed changes to the Board of Management
Remuneration Policy
•Latest AGM voting trends
•Board of Management peer group and
benchmarking review
•Double taxation compensation Wayne Allan
•Supervisory Board Remuneration Policy
benchmark

Q2	Q4
•Board of Management contracts •Update on AGM •Board of Management Remuneration Policy review
•Progress STI and LTI targets
•Board of Management remuneration 2025, including
base salary, at-target levels for STI and LTI,
selection of STI and LTI metrics, and target levels
•Supervisory Board remuneration benchmark and
resulting proposal for change
•Engagement of external auditor for agreed-upon
procedures on remuneration
•Draft Remuneration Report 2024
•Share planning for the period AGM 2025–2026
•Compliance of Board of Management members
with share ownership requirements

Tactical decisions
Value Stream
CORE Business
DRIVER
Impact
How much?

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	147

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration
In this section of the Remuneration report,
we provide an overview of the
Remuneration Policy for the Board of
Management, which was adopted by the
General Meeting on April 29, 2022, and
has applied as of January 1, 2022. We are
also referencing the changes if the new
remuneration policy is adopted in the AGM.
It also contains information about the
execution of the policy as well as details of
the Board of Management members’ actual
remuneration for the financial year 2024.
The current policy and the proposed new
policy can be found in the Governance
section of our website.
Remuneration Policy
Remuneration as a strategic instrument
The 2022 Remuneration Policy for the Board of
Management supports the strategy, long-term interests
and sustainability of ASML in a highly dynamic
environment, while aiming to fulfill all stakeholders’
requirements and keeping an acceptable risk profile.
More than ever, our challenges are to drive technology,
to serve our customers and to satisfy our stakeholders –
drivers embedded in our identity, mission and values
and the backbone of the 2022 Remuneration Policy for
the Board of Management. The Supervisory Board
ensures that the 2022 Remuneration Policy for the Board
of Management and its implementation are linked to our
objectives. A direct way this is achieved is by
determining performance measures and setting targets
with respect to variable compensation that are linked to
our short- and long-term ambitions.
More indirectly, we want to ensure that our 2022
Remuneration Policy for the Board of Management
enables us to attract, motivate and retain qualified
industry professionals for the Board of Management
in order to define and achieve our strategic goals. This
is reflected by our drive to determine a remuneration
structure and remuneration levels that intend to be
closer to competitive levels in the relevant labor market,
while being aware of societal trends and perception.
Therefore, the 2022 Remuneration Policy for the Board
of Management acknowledges the internal and external
context as well as our business needs and long-term
strategy.
The Remuneration Policy for the Board of Management
is designed to encourage behavior that is focused on
long-term value creation and the long-term interests and
sustainability of ASML, while adopting the highest
standards of good corporate governance. It is aimed at
motivating the Board of Management members to
achieve outstanding results, using a combination of non-
financial and financial performance measures as well as
an appropriate ratio between base salary and variable
compensation. Technology leadership, customer value
creation and employee engagement are the key drivers
of sustainable returns to our shareholders.
Remuneration principles
The remuneration philosophy we apply for all our
employees includes the principle that we want to be
competitive in our relevant labor markets and pay what
is fair in such markets, while maintaining internal
consistency in reflecting differences in size and
complexity of individual responsibilities. The Supervisory
Board applies the same principle for the Board of
Management of ASML and in doing so takes the pay
and employment conditions for our employees into
account when formulating the Remuneration Policy for
the Board of Management. The level of stakeholder
support, including the support of society, for the policy
is important to us and was also taken into account when
formulating its various elements. When preparing the
policy, the Supervisory Board considered the external
environment in which we operate, the relevant statutory
provisions and provisions of the Dutch Corporate
Governance Code, and competitive market practice –
as well as the guidance issued by organizations
representing institutional shareholders. The Supervisory
Board’s Remuneration Committee engaged extensively
with various stakeholders to obtain their perspectives.
These stakeholders included our shareholders,
shareholder interest organizations, proxy advisers and
the Works Council of ASML Netherlands BV. In line with
the Dutch Corporate Governance Code, the members
of the Board of Management were asked to share their
views on their remuneration. Furthermore, advice has
been obtained from an external remuneration expert.
The 2022 Remuneration Policy for the Board of
Management is built on the following principles:
•Competitiveness: The remuneration structure and
levels intend to be competitive in the relevant labor
market, while at the same time taking into account
societal trends and perceptions.
•Alignment: The policy is aligned with the STI and/or
LTI Policy for ASML senior management and other
ASML employees and takes into account internal
relativities.
•Long-term orientation: The policy and incentives focus
on sustainable long-term value creation.
•Compliance: ASML adopts the highest standards of
good corporate governance.
•Simplicity and transparency: The policy and its
execution are as simple as possible and easily
understandable to all stakeholders.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	148

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Reference group and market positioning
Similar to the remuneration philosophy for all ASML
employees, we aim to offer the members of the Board
of Management a remuneration package that is
competitive compared with a relevant labor market.
To define this market, we created a reference group
consisting of companies of comparable size and
complexity, industry or business profile, data
transparency and geographical area. The reference
group may include Dutch and international companies
where members of the Board of Management might be
recruited to and from.
For as long as we are positioned around the median of
the group of companies with respect to size (measured
by enterprise value, revenue and number of employees)
and thus complexity, the median market level may serve
as a reference in determining the level of remuneration
for the Board of Management.
As ASML is a Dutch-headquartered company, the
Supervisory Board also takes into account the external
environment in which the company operates in the
Netherlands, and furthermore considers competitive
market practices as well as guidance issued by
organizations representing institutional shareholders in
the Netherlands, and has decided that the 2022
Remuneration Policy should not follow the (high)
international market level for LTIs and to cap the
maximum target LTI award at 200% of base salary.
This means that the reference to a median market level
described above will be used for the cash compensation
only (that is, the base salary and the STI, as the LTI will
be capped).
ASML had a dual presidency until the 2024 AGM and
considered the two Presidents of equal weight and
importance to the company. The Supervisory Board
therefore decided to apply, during the dual presidency,
the practice that the relevant benchmark reference level
for the two Presidents was the average of the CEO level
and that of the other members of the Board of
Management in the labor market data, instead of
benchmarking against CEO data only. As for this year,
given the switch to a single Presidency, the
remuneration is benchmarked against CEO data only.
For the other members of the Board of Management, the
Supervisory Board has applied the average of all non-
CEO members of the Board of Management in the
benchmark as relevant reference, instead of
differentiating between members of the Board of
Management. Following the retirement of Peter Wennink
and Martin van den Brink as Co-Presidents and the
appointment of Christophe Fouquet as our sole
President and CEO effective per the 2024 AGM,
references in the Remuneration Policy for the Board of
Management to the dual presidency and Presidents
should be considered a reference to our sole President
and CEO. While no substantial changes to our
Remuneration Policy for the Board of Management were
made for 2024, we included a cover note to the 2022
Remuneration Policy explaining that where reference is
made to the term 'Presidents' in the plural form, this
should read as 'President' in the singular form. Further
references to the dual presidency no longer serve a
purpose.
In principle, a benchmark of the Board of Management
remuneration is conducted every two years. In the year
without a market assessment, the Supervisory Board
considers the appropriateness of any change of base
salary, taking into account the market environment as
well as the salary adjustments for other employees.
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
Infineon Technologies
Linde
Medtronic
Novartis
NXP Semiconductors
Philips
Roche
SAP
Schneider Electric
Shell
Siemens
Siemens Healthineers

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	149

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Total direct compensation

The remuneration levels are determined using the Total Cash Compensation (TCC). TCC consists of base salary and
STI. TCC together with LTI constitutes total direct compensation.
Base salary
The 2022 Remuneration Policy for the Board of Management prescribes a benchmark that will only be conducted for the TCC level – from which the base salary of Board of Management members is derived. The actual base salary and annual increases will be reported in the Remuneration Report. The base salary for the Board of Management for the reporting year 2024 is disclosed in the table Total remuneration Board of Management.
Variable compensation
The variable compensation consists of the STI and the LTI. The performance metrics are set by the Supervisory
Board and consist of financial and non-financial metrics in such a way that an optimal balance is achieved between the various company objectives, both in the short and the long term. By doing so, we ensure the variable compensation contributes to our strategy, long-term interests and sustainability. The Supervisory Board may adjust the performance metrics and their relative weighting of the variable income based on the rules and principles as outlined in the 2022 Remuneration Policy for the Board of Management of ASML Holding NV, if required by changed strategic priorities in any given year. The Supervisory Board assesses the extent to which performance metrics are met at the end of a performance period.
The 2022 Remuneration Policy for the Board of Management contains maximum levels for the STI and the LTI for on-target performance. The Supervisory Board has decided to apply a gradual transition into the new policy levels.
For 2024, the on-target STI levels were unaltered for both outgoing Co-Presidents (105%), 120% as from the 2024
AGM for the new single President and CEO (2023: 105%) and 100% for the other members of the Board of
Management (2023: 95%). The on-target LTI levels were set at 200% for the new single President and CEO (2023:
170% for Co-Presidents) and 180% for the other Board members (2023: 170%).
The Supervisory Board has the discretionary power to adjust the incentive pay-out upward or downward if it feels the outcome is unreasonable due to exceptional circumstances during the performance period.
Scenario analyses of the possible outcomes of the variable remuneration components and their effect on the remuneration of the Board of Management are conducted annually.
The following table represents the variable pay as percentage of base salary for the Board of Management in the case of maximum, on-target, threshold and below-threshold performance:

Performance-driven scenarios

Retains high proportion of performance related by:

2024 levels for maximum performance
President

Other members

% Variable	85%

% Variable	84%

2024 levels for on target performance
President

Other members

% Variable	76%

% Variable	74%

2024 levels for threshold performance
President

Other members

% Variable	59%

% Variable	56%

Below threshold performance
President

Other members

% Variable	0%

% Variable	0%	0%

■	Base salary
■	STI
■	LTI

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	150

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Summary of the 2022 Remuneration Policy for the Board of Management
The elements of the 2022 Remuneration Policy for the Board of Management and their link to our strategy are summarized below.
Summary of 2022 Remuneration Policy

Base salary	+	STI cash bonus	+	LTI share-based incentive	+	Pension and other benefits	=	Total remuneration

Fixed remuneration (base salary)

Link to strategy/rationale	2022 policy

Attract, motivate and retain qualified industry professionals for the Board of Management in order to define and achieve strategic goals.	Benchmark

•Consisting of 20 most-relevant technology and R&D-oriented
companies, including our talent competitors, business peers and
(indirect) customers
•Composition of companies in the reference group takes into
account our geographic location – weighted toward European
companies (75% weighting), with some US companies (25%
weighting)

STI (cash bonus)

Link to strategy/rationale	2022 policy

Ensure a balanced focus on both the (financial) performance of ASML in the short term, and our sustained future in terms of technological advancement and customer satisfaction, fueling long-term success.

•Maximum target STI: 120% of base salary for the President and
CEO and 100% for the other BoM members
•Implementation 2024 target STI: 120% of base salary for the
President and CEO and 100% for the other BoM members

The weight of the individual STI performance metrics is as follows:
•60% Financial •20% Technology Leadership Index •20% Customer Orientation

LTI (share-based incentive)

Link to strategy/rationale	2022 policy

Contribute to our strategy, long-term interests and sustainability using performance measures which balance the direct interest of our investors, the long-term financial success of ASML, the long-term continuation of technological advancement and the environmental and social dimensions of sustainability.
•Maximum target LTI: capped at 200% of base salary •Implementation 2024 target LTI: 200% of base salary for the President and CEO and 180% of base salary for the other BoM members

The weight of the individual LTI performance metrics is as follows:

•30% Relative TSR •20–30% ESG measures; 2024 weight: 20% •20–30% Technology Leadership Index; 2024 weight: 20% •20–30% Strategic value drivers; 2024 weight: 30%

Other elements of fixed remuneration (pension and other benefits)

Link to strategy/rationale	2022 policy

Contribute to the competitiveness of the overall remuneration package and create alignment with market practice.
•Pension arrangement based on the ‘excedent’ (supplementary)
arrangement for employees in the Netherlands – a defined
contribution plan
•Expense reimbursements, such as company car costs, travel
expenses, representation allowances, housing costs (gross
amount before taxes), social security costs and health and
disability insurance costs

Share ownership guidelines

Link to strategy/rationale	2022 policy

Requirement for a minimum share ownership by members of the Board of Management. Ensure alignment between the interests of the Board of Management members and our long-term value creation.
•President and CEO three times annual base salary, other BoM members two times annual base salary
•Five-year period to comply
•Supervisory Board has discretion to allow a temporary deviation in extraordinary circumstances
•Any shortfall will be remediated through the next vesting of shares

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	151

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Remuneration of Board of Management in 2024
The remuneration of the Board of Management for the financial year 2024 is an implementation of and complies with the 2022 Remuneration Policy for the Board of Management, as further explained below. As such, the remuneration of the Board of Management in 2024 contributed to the objectives of the 2022 Remuneration Policy for the Board of
Management and, as a result, to our strategy aimed at sustainable long-term value creation. The Supervisory Board carried out a scenario analysis when determining the structure, level and actual pay-outs of Board of Management remuneration for 2024, in accordance with the Dutch Corporate Governance Code. For variable remuneration elements, the Supervisory Board reviews performance measures, target-setting and pay-out levels to understand the possible outcomes on total remuneration of the Board of Management and to ensure appropriate pay-for-
performance relationships under different economic scenarios and performance levels. The Supervisory Board believes the current remuneration structure and outcomes are appropriate for 2024 and are aligned with company performance and shareholder experience.

Annual plan 2024	Performance metrics selected	EBIT % Customer orientation Technology leadership	Performance assessment by SB
Base salary
The base salaries of the members of the Board of Management were set at the beginning of 2024. To further implement the 2022 Board of Management Remuneration Policy and to more closely align with the market, moderate base salary increases were applied for the Board of Management in 2024. For 2024 base salary levels, reference is made to the section Total remuneration Board of Management.
Short-term incentive 2024
The financial and non-financial target levels for the STI were set at the beginning of the 2024 financial year in accordance with the 2022 Remuneration Policy for the Board of Management and taking into account the annual plan (forecast) for 2024.
For the STI, the Supervisory Board, taking into consideration our business challenges and circumstances in 2024, decided to select a performance metric focused on profitability:
•EBIT Margin %, measuring Income from operations as percentage of total net sales (based on US GAAP).
In addition, the following non-financial performance metrics applied for the STI in 2024, in accordance with the
Remuneration Policy for the Board of Management:
•Customer Orientation: This metric consisted of five sub-targets measuring ASML’s positioning in the market and its performance in terms of customer experience, customer satisfaction and quality.
The sub-targets were: adoption of Multi Beam within Applications; DUV Cost and Competitiveness; EUV Low NA
maturity; EUV High NA performance; and ASML’s Customer Trust Survey.
•Technology Leadership Index: A set of internal targets related to ASML’s product and technology roadmaps. The index measures the technological progress made by ASML over the relevant performance period, supporting our efforts to drive innovation and thereby helping our customers achieve their goals and realize new technology and applications.
The Technology Leadership Index for 2024 consisted of a list of 20 key projects in Applications, DUV, EUV NXE and
EUV EXE. Among others, these projects related to improvements in inspection and metrology systems, optimization of ASML’s product offering, component commonality and further defining ASML’s technology roadmap. Exact details of the key projects included in the Technology Leadership Index are not disclosed, given that this would be detrimental to the company and its stakeholders from a competitive and strategic point of view. To calculate the
Technology Leadership Index performance, each project is scored between 1 and 10; the overall Technology
Leadership Index score is the average of the individual scores. Both the STI and LTI make use of the Technology
Leadership Index as a qualitative performance measure. The objectives are the same for both, but the applicable measures, targets and performance periods are different and aligned with specific short- and long-term strategic priorities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	152

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
After the end of the performance period, the Supervisory Board assessed the performance achieved against the targets, in cooperation with the relevant sub-committees: the Technology Committee, Audit Committee, ESG
Committee and Remuneration Committee. The target and actual achievement levels for the STI performance criteria are set out in the table below, excluding information which qualifies as commercially or strategically sensitive.
The Supervisory Board considers disclosure of this information not to be in the interest of ASML and its stakeholders. In view of transparency, we report performance for these metrics as percentage of target.

Performance metric	Weight	Performance targets[1]			Actual performance	Pay-out[2] % of target
		Threshold	Target	Stretch
EBIT Margin (%) (Non-GAAP measure)	60%	27.0%	29.5%	32.0%	31.9%	148.5%

Customer Orientation	20%					110.2%
Consisting of the following weighted sub-targets:
Applications: Adoption of Multi Beam	2.5%	*				125.0%
DUV Cost and Competitiveness	2.5%	*				110.0%
EUV Low NA Maturity	2.5%	*				97.6%
EUV High NA Performance	2.5%	*				77.0%
ASML Customer Trust Survey	10%	*				118.1%

Technology Leadership Index	20%	4	6	10	8.0	125.0%

Total	100%					136.1%
1.Certain performance targets (*) are not disclosed due to strategic or commercial sensitivity.
2.The pay-out % is based on the pay-out levels as included in the Summary of 2022 Remuneration Policy Board of Management.
The 2024 EBIT Margin % (Non-GAAP measure) of 31.9% is calculated as Income from operations of €9,023 million divided by Total net sales of €28,263 million.
The actual outcome for Customer Orientation amounts to 110.2%, which is a decrease compared to last year’s performance.
The actual outcome for Technology Leadership Index of 8.0 is in line with last year’s performance.
The total STI outcome for current and former Board of Management results in a cash pay-out of €5.3 million and
€1.0 million, respectively, representing a pay-out as a percentage of target of 136.1%.
Short-Term Incentive 2025
For 2025, the Supervisory Board has decided to apply the following STI performance measures under the proposed
2025 Remuneration Policy for the Board of Management:

Performance metric	Weight
EBIT Margin (%) (Non-GAAP measure)	60%

Customer Orientation	20%
Consisting of the following weighted sub-targets:
Applications: Adoption of Multi Beam	2.5%
DUV Cost and Competitiveness	2.5%
EUV Low NA maturity	2.5%
EUV High NA insertion	2.5%
ASML Customer Trust Survey	10%

Strategic Orientation	20%
Consisting of the following weighted sub-targets:
ERP	5%
High Productivity Platform	5%
New Product Quality	5%
Global Supply Chain Development	5%

Total	100%
Hereby, the Strategic Orientation measures align with key business priorities that are critical to achieving our strategic objectives. If the proposed 2025 Remuneration Policy for the Board of Management is not adopted by the
2025 AGM, performance measure Strategic Orientation will be replaced with the Technology Leadership Index in line with the current Remuneration Policy.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	153

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Board of Management Remuneration in 2024 – Long-term incentive
Conditionally granted LTI Plan 2024–2026 in 2024
At the beginning of 2024, 29,187 performance shares were conditionally granted to the current and former members of the Board of Management who were eligible to participate in the 2024–2026 LTI performance plan. These conditional grants are based on the maximum achievable opportunity.

Target-setting process

Review company strategy in line with financial plan	Determine business priorities for upcoming three-year performance period	Determine LTI performance measures for three-year performance period	Finalize long-term financial plan

Step 1	Step 2	Step 3	Step 4

At the beginning of 2024, the Supervisory Board, in line with the recommendation of the Remuneration Committee, selected the performance metrics to be used to measure ASML’s performance related to rTSR, Strategic value drivers, Technology Leadership Index and ESG. The Supervisory Board also set the target levels related to all performance metrics for the 2024–2026 LTI Plan, as listed below. This was done taking into account the long-term product roadmap, ESG goals and long-term financial plan, thereby ensuring alignment between the various targets and our long-term strategic priorities and encouraging behavior focused on sustainable long-term value creation.
For the 2024–2026 LTI Plan, the following performance metrics apply, in accordance with the 2022 Remuneration
Policy for the Board of Management:
•TSR vs. Index companies: Measuring our relative change in share price, plus dividends paid over the relevant performance period. The TSR is calculated as the difference between (i) the average (closing) share price during the last quarter of the performance period and (ii) the average (closing) share price during the quarter preceding the performance period; in the calculation, dividends are reinvested at the ex-dividend date. The TSR of ASML
(calculated with the ASML New York share) is compared with the PHLX Semiconductor Sector Index companies.
This Nasdaq index is designed to track the performance of a set of companies engaged in the design, distribution, manufacture and sale of semiconductors. There are two versions of this index, a price return index and a total return index, the latter of which has been chosen (Nasdaq: X.SOX), as this index reinvests cash dividends, equivalent to the TSR definition described above.
•Strategic value drivers: ROAIC (Non-GAAP measure) is based on a three-year average by dividing the income after income taxes (at target R&D) by the average invested capital. Average invested capital is calculated by taking the average of total assets minus cash and cash equivalents, short-term investments, total current liabilities and non-
current contract liabilities at the start and end of each quarter over three years. Mergers and acquisitions will be excluded from the evaluation after the LTI period.
•Technology Leadership Index: A qualitative measure which is also applied for the STI. As a metric for the LTI, the
Technology Leadership Index is more forward looking than its STI equivalent. It consists of targets to be achieved three years ahead, two years ahead and in the coming year. Each year, new targets are defined for the period three years ahead. The targets for two years ahead are based on the prior-year targets (that were three years ahead at that time) and a correction factor on the score (up or down) depending on whether targets appeared to be easier or more difficult to achieve. The same approach is used for subsequent years. The total score for the
Technology Leadership Index over the three-year performance period is the average of the scores over the three years, including the relevant correction factors applied on each year’s score.
•ESG: A measure consisting of three equally weighted sub-targets, both qualitative and quantitative: (1) employee engagement, (2) gender diversity (fueling a more diverse workforce composition which is a key enabler to our continued success and supports our overall objective of building a diverse talent pool in leadership roles) and (3)
commitment of the top 80% of suppliers to reduce their CO2e footprint by 2030.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	154

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
The target levels for the LTI performance criteria based on the policy are set out in the table below:

Performance metric		Performance targets
	Weight	Threshold	Target	Maximum
Relative TSR	30%	As per remuneration policy

ROAIC (2024–2026)[1]	30%	45%	70%	90%

ESG Measures	20%
Consisting of equally weighted sub-metrics:
Employee engagement (Relative benchmark target vs. top 25% performing companies (three-year rolling))	6.7%	-4	-2	0
Gender diversity:	6.7%
• % Inflow of women all JG and JG 9+		24%	26%	28%
• % Representation of women in JG 13+		12%	14%	16%
Commitment of the top 80% of suppliers (based on CO2e emissions) to reduce their CO2e footprint by 2030	6.7%	65%	75%	85%

Technology Leadership Index	20%	4	6	10

Total	100%
1.The ROAIC 2024–2026 (Non-GAAP measure) is based on a three-year (2024–2026) average by dividing the income after income taxes (at target
R&D) by the average invested capital. Average invested capital is calculated by taking the average of total assets minus cash and cash equivalents, short-term investments, total current liabilities and non-current contract liabilities at the start and end of each quarter over three years. Mergers and acquisitions will be excluded from the evaluation after the LTI period. We believe that ROAIC is a meaningful measure because it quantifies our effectiveness in generating returns relative to the capital invested in our business over the past three years.
Vesting under the LTI Plan 2022–2024
Following the end of the three-year performance period 2022–2024, the Supervisory Board assessed the

Vesting of shares process

Grant date	Vesting period within three years	Vesting date	Holding period two years	End of transfer restrictions

•In the period between the grant date and the vesting date, performance shares are conditional
•Performance shares are delivered to the
participant. However, transfer restrictions
apply: acquired performance shares cannot
be transferred during the holding period
•Participant is allowed to sell sufficient
performance shares to cover tax obligations

performance achieved against the LTI targets, in cooperation with the Technology Committee, Audit Committee,
ESG Committee and Remuneration Committee. The performance metrics that applied to the LTI 2022–2024 Plan were TSR vs. Index companies, Normalized Cash Conversion Rate percentage (as strategic value driver),
Technology Leadership Index and ESG, in accordance with the 2022 Remuneration Policy for the Board of
Management.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	155

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
The target and actual achievement levels for the LTI performance criteria based on the policy are set out in the table below:

		Performance targets			Actual performance	Pay-out %[2] % of target
Performance metric	Weight	Threshold	Target	Stretch
Relative TSR	30%	87.5%	121.6%	138.0%	92.7%	36.5%

Normalized three-year average cash conversion rate %[1]	30%	80%	90%	95%	96.3%	200.0%

Technology Leadership Index	20%	4	6	10	8.2	154.2%

ESG Measures	20%					152.5%
Consisting of the following sub-measures:
EUV energy use per wafer pass (kWh per wafer pass)	6.7%	7.0	6.5	6.0	5.9	200.0%
Employee engagement (Relative benchmark target vs. top 25% performing companies (3 year rolling))	6.7%	-4%	-3%	0%	-2.1%	129.8%
% Representation of women in JG 13+	6.7%	10%	12%	14%	12.6%	127.6%

Total	100%					132.3%	[3]
1.The normalized three-year average cash conversion rate % (CCR) is calculated by dividing normalized free cash flow (Non-GAAP measure) by net income (three-year average). Free cash flow (Non-GAAP measure) is normalized by excluding early payments received in a certain financial year from customers without a contractual payment obligation in that financial year. Free cash flow is a non-GAAP (generally accepted accounting principles) measure and is defined as net cash provided by operating activities minus purchase of property, plant and equipment and purchase of intangible assets. Purchase of property, plant and equipment and purchase of intangible assets are deducted from net cash provided by operating activities in calculating free cash flow because these payments are necessary to support the maintenance and investments in our assets to maintain the current asset base.
2.The pay-out percentage is based on the pay-out levels as included in the Summary of 2022 Remuneration Policy Board of Management.
3.Total actual performance score of 132.3% is based on weighting of individual performance metrics multiplied by the pay-out percentage.
The total LTI outcome results in a share vesting of 132.3% of target.
Long-Term Incentive Plan 2025–2027
In 2025, it is intended to grant 30,481 performance shares to the current members of the Board of Management for the 2025–2027 LTI performance plan. These conditional grants are based on the maximum achievable opportunity for 2025 under the proposed 2025 Remuneration Policy for the Board of Management.
For the 2025–2027 performance period, the Supervisory Board has decided to apply the following LTI performance measures and target-setting under the proposed 2025 Remuneration Policy for the Board of Management:

		Performance targets
Performance metric	Weight	Threshold	Target	Maximum
Relative TSR	25%	As per remuneration policy

ROAIC (2025–2027)[1]	35%	35%	50%	65%

ESG measures[2]	20%
Consisting of the following sub-measures:
Gender diversity:	6.7%
• % Inflow of women JG 9+ (external and internal inflow)		23.0%	25.0%	27.0%
• % Representation of women in JG 13+		14.0%	15.0%	16.0%
Engagement and inclusion:	6.7%
• Employee engagement (Relative benchmark target vs. top 25% performing companies (3 year rolling))		—4p.p.	—2 p.p.	0 p.p.
• Inclusion score (Relative benchmark target vs. top 25% performing companies (3 year rolling))		—4p.p.	—2 p.p.	0 p.p.
EUV energy use per wafer pass (kWh per wafer pass)	6.7%	5.0	4.7	4.5

Technology Leadership Index	20%	4	6	10

Total	100%
1.The ROAIC 2025–2027 (Non-GAAP measure) is based on a three-year (2025-2027) average by dividing the income after income taxes (at target
R&D) by the average invested capital. Average invested capital is calculated by taking the average of total assets minus cash and cash equivalents, short-term investments, total current liabilities and non-current contract liabilities at the start and end of each quarter over three years. Mergers and acquisitions will be excluded from the evaluation after the LTI period. We believe that ROAIC is a meaningful measure because it quantifies our effectiveness in generating returns relative to the capital invested in our business over the past three years.
2.ASML presents in this Annual Report its diversity and inclusion policies and targets for, and progress on achieving, gender diversity in accordance with Dutch law and its Diversity and Inclusion policy adopted by the BoM pursuant to requirements of Dutch law. ASML has become aware of US executive order 14173 (the “EO”) signed in January 2025, under which the US Office of Federal Contract Compliance
Programs must, among other things, immediately cease promoting diversity and allowing or encouraging US federal contractors and subcontractors to engage in workforce balancing based on race, color, sex, sexual preference, religion, or national origin. As a company with a dual listing on Euronext Amsterdam and Nasdaq, ASML is currently reviewing the implications of the EO. These targets and policy will not apply to ASML’s US employees to the extent this would conflict with the EO or other applicable law, regulation or orders.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	156

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
If the proposed 2025 Remuneration Policy for the Board of Management is not adopted by the 2025 AGM, the weighting of performance measures Relative TSR and ROAIC will be adjusted to 30% each, in line with the current
Remuneration Policy for the Board of Management.
Other remuneration
In 2024, members of the Board of Management participated in the pension arrangement for the Board of
Management, based on the ‘excedent’ (supplementary) arrangement for our employees in the Netherlands, a defined contribution opportunity as defined in Dutch fiscal regulations. It consists of a gross pension element (for the salary below approximately €138,000 minus the Witteveen threshold1) and a net pension element (for the salary above approximately €138,000). Details of the incurred expenses relating to the application of the pension arrangement in 2024 can be found in the table Total Remuneration Board of Management.
Expenses reimbursed by ASML in 2024 included company car costs, representation allowances, social security costs, health and disability insurance costs and other benefits which reflect local market practice.
1.Dutch pension arrangements have a threshold in the build-up of pension entitlements. This threshold exists because all participants are assumed to be entitled to the Dutch state pension (AOW) and therefore do not need an additional pension over the first part of their pensionable income. The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the
Witteveen threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7.
Share ownership guidelines
The table below shows the share ownership guidelines, number of outstanding vested shares and share ownership ratio of each Board of Management member as per December 31, 2024. All BoM members complied with the minimum ownership guidelines per year end 2024.

Board of Management	Ownership guidelines	2024 base salary (in € thousands)	Number of outstanding vested shares	Ownership ratio[1]
C.D. Fouquet	3x base	1,082	7,174	4.50
F.J.M. Schneider-Maunoury	2x base	754	19,800	17.82
R.J.M. Dassen	2x base	754	4,777	4.30
W.R. Allan	2x base	754	3,207	2.89
J.P. Koonmen[2]	2x base	752	7,117	6.42
1.The Ownership ratio is calculated by multiplying the number of outstanding vested shares with the share price of €678.70 (based on the closing share price of December 31, 2024) and dividing this by the 2024 annualized base salary.
2.James (Jim) P. Koonmen’s Long-Term Incentive (LTI) grants are vested in ASML NY shares (listed on the U.S. Nasdaq). His ownership ratio, calculated based on his 2024 U.S. dollar base salary of $816,657 and the ASML NY share price of $693.08 (based on the closing share price of
December 31, 2024), is 6.04.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	157

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Total remuneration Board of Management
The remuneration of the members of the Board of Management based on incurred accounting expenses in 2024, 2023 and 2022 is included in the table below (amounts are in € thousands).
The accounting expenses of the remuneration reported as LTI is evenly distributed over the three-year vesting period of each share award. The accounting expenses are divided into market-based and non-market-based elements. For the non-market based elements, the accounting expense is based on the maximum achievable payout during the first two years of the vesting period. In the third and final year of the vesting period, the share award’s estimate is adjusted to reflect the actual payout. The market-based element is accounted for at the target payout.

Board of Management member	Financial year	Base salary	Pension	Other benefits		Total fixed	% Fixed	STI	LTI		Total variable	% Variable	Ratio fixed/variable	Total remuneration
C.D. Fouquet[1]	2024	979	111	63		1,153	21.2%	1,532	2,747		4,279	78.8%	0.27	5,432
	2023	725	82	56		863	24.5%	883	1,773		2,656	75.5%	0.32	3,519
	2022	694	78	53		825	29.5%	619	1,354		1,973	70.5%	0.42	2,798
F.J.M. Schneider-Maunoury	2024	754	161	51		966	23.0%	1,026	2,217		3,243	77.0%	0.30	4,209
	2023	725	148	45		918	25.7%	883	1,773		2,656	74.3%	0.35	3,574
	2022	694	141	36		871	30.6%	619	1,354		1,973	69.4%	0.44	2,844
R.J.M. Dassen	2024	754	133	60		947	22.6%	1,026	2,217		3,243	77.4%	0.29	4,190
	2023	725	121	56		902	25.4%	883	1,773		2,656	74.6%	0.34	3,558
	2022	694	116	51		861	30.4%	619	1,354		1,973	69.6%	0.44	2,834
W.R. Allan[2]	2024	754	133	163	[6]	1,050	26.9%	1,026	1,821	[3]	2,847	73.1%	0.37	3,897
	2023	492	82	38		612	29.6%	599	860		1,459	70.4%	0.42	2,071
J.P. Koonmen[4,5]	2024	516	8	206	[6]	730	31.1%	702	915		1,617	68.9%	0.45	2,347

Total Board of Management	2024	3,757	546	543		4,846	24.1%	5,312	9,917		15,229	75.9%	0.32	20,075
	2023	2,667	433	195		3,295	25.9%	3,248	6,179		9,427	74.1%	0.35	12,722
	2022	2,082	335	140		2,557	30.2%	1,857	4,062		5,919	69.8%	0.43	8,476
1.Christophe D. Fouquet was appointed as President and CEO of ASML on April 24, 2024. His 2024 Long-Term Incentive (LTI) is based on the signed grant letter with grant date January 23, 2024. Although he was not formally appointed as President and CEO at the time of the grant, Christophe
D. Fouquet received a grant on January 23, 2024, in anticipation of his forthcoming appointment as President and CEO of ASML. His 2024 Short-Term Incentive (STI) was calculated based on his cumulative base salary of €242,000 with an STI target of 100% until the 2024 Annual General
Meeting (AGM), as a non-President, and his cumulative base salary of €737,000 with an STI target of 120% effective from the 2024 AGM, upon his appointment as President.
2. Wayne R. Allan was appointed as a member of the Board of Management on April 26, 2023. His 2024 Long-Term Incentive (LTI) is based on the signed grant letter with grant date January 27, 2023. Although he was not a member of the Board of Management at the time of the grant, Wayne R.
Allan received the grant in anticipation of his appointment to the Board of Management.
3. Wayne R. Allan's 2024 Long-Term Incentive (LTI) expense does not include the accounting release associated with the 2022 LTI plans that vested, as he was not a member of the Board of Management at the time this plan was granted in 2022.
4. James (Jim) P. Koonmen was appointed as a member of the Board of Management on April 24, 2024. Although he was not a member of the Board of Management at the time of the grant, James (Jim) P. Koonmen received the grant in anticipation of his appointment to the Board of
Management.
5. James (Jim) P. Koonmen's remuneration is paid in U.S. dollars. In 2024, his U.S. dollar-denominated equivalent of his cumulative base salary as a member of the Board of Management was $560,259 (€515,837). His 2024 Short-Term Incentive (STI) payout is calculated based on his U.S.
dollar-denominated equivalent cumulative base salary, resulting in a total of $762,512 (€702,054).
6. Wayne R. Allan (2024: €102,867) and James (Jim) P. Koonmen (2024: €177,055) received compensation to address the effects of double taxation in both the Netherlands and the United States.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	158

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Total remuneration former Board of Management
Peter T.F.M. Wennink and Martin A. van den Brink are no longer part of the Board of Management, as they retired as Presidents from ASML on April 24, 2024.

Former Board of Management member	Financial year	Base salary	Pension	Other benefits		Total fixed	% Fixed	STI		LTI	Total variable	% Variable	Ratio fixed/variable	Total remuneration
P.T.F.M. Wennink[1]	2024	345	82	119	[2]	546	10.9%	494	[3]	3,953	4,447	89.1%	0.12	4,993
	2023	1,040	248	61		1,349	22.7%	1,400		3,192	4,592	77.3%	0.29	5,941
	2022	1,020	206	58		1,284	30.0%	961		2,035	2,996	70.0%	0.43	4,280
M.A. van den Brink[1]	2024	345	82	111	[2]	538	10.8%	494	[3]	3,953	4,447	89.2%	0.12	4,985
	2023	1,040	248	59		1,347	22.7%	1,400		3,192	4,592	77.3%	0.29	5,939
	2022	1,020	206	57		1,283	30.0%	961		2,035	2,996	70.0%	0.43	4,279
Total former Board of Management	2024	690	164	230		1,084	10.9%	988		7,906	8,894	89.1%	0.12	9,978
	2023	2,080	496	120		2,696	22.7%	2,800		6,384	9,184	77.3%	0.29	11,880
	2022	2,040	412	115		2,567	30.0%	1,922		4,070	5,992	70.0%	0.43	8,559
1.On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML. They are still eligible for the performance shares awarded under the LTI plans for the years 2022, 2023 and 2024, which will vest based on the performance criteria outlined in their grant letters. Their 2024 LTI plan has been granted on a pro rated in time basis to reflect end of term. Consequently, the remaining associated LTI expenses have been recognized over the remaining service period, from the announcement of their retirement on November 30,
2023, until their actual retirement on April 24, 2024.
2.In 2024, Peter T.F.M. Wennink and Martin A. van den Brink received a jubilee award equivalent to their gross monthly salary.
3.In 2024, the on-target STI levels for Peter T.F.M. Wennink and Martin A. van den Brink were unaltered (105%).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	159

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Share-based payments
Performance-based share-based remuneration for current members of the Board of Management is disclosed in the table below. Fractional shares are rounded to full shares for reporting purposes.

				Of market-based element		Of non-market-based elements
Board of Management member	Grant date	Status	Full control	Number of shares at target	Fair value at grant date	Number of shares at target	Fair value at grant date	Total number of shares at target	Total number of shares at maximum (200%)	Vesting date	Number of vested shares on publication date	Year-end closing share price in year of vesting	End of lock-up date
C.D. Fouquet[1]	1/23/24	Conditional	No	1,065	939.9	2,485	692.7	3,550	7,100	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	n/a	n/a	1/1/28
	4/29/22	Conditional[2]	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
	1/24/20	Unconditional	No	858	286.9	2,001	263.7	2,859	5,718	1/1/23	5,208	503.8	1/1/25
F.J.M. Schneider-Maunoury	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	n/a	n/a	1/1/28
	4/29/22	Conditional[2]	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
	1/24/20	Unconditional	No	858	286.9	2,001	263.7	2,859	5,718	1/1/23	5,208	503.8	1/1/25
R.J.M. Dassen	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	n/a	n/a	1/1/28
	4/29/22	Conditional[2]	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
	1/24/20	Unconditional	No	858	286.9	2,001	263.7	2,859	5,718	1/1/23	5,208	503.8	1/1/25
W.R. Allan[3]	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	n/a	n/a	1/1/28
J.P. Koonmen[4,5]	1/23/24	Conditional	No	676	939.9	1,578	692.7	2,255	4,509	1/1/27	n/a	n/a	1/1/29
1.Christophe D. Fouquet was appointed as President and CEO of ASML on April 24, 2024. His 2024 Long-Term Incentive (LTI) grant is based on the signed grant letter with grant date January 23, 2024. Although he was not formally appointed as President and CEO at the time of the grant,
Christophe D. Fouquet received a grant on January 23, 2024, in anticipation of his forthcoming appointment as CEO and President of ASML.
2.The LTI plans that were granted on April 29, 2022 became unconditional after the vesting date on January 1, 2025.
3. Wayne R. Allan was appointed as a member of the Board of Management on April 26, 2023. His 2024 Long-Term Incentive (LTI) is based on the signed grant letter with grant date January 27, 2023. Although he was not a member of the Board of Management at the time of the grant, Wayne
R. Allan received the grant in anticipation of his appointment to the Board of Management.
4. James (Jim) P. Koonmen was appointed as a member of the Board of Management on April 24, 2024. Although he was not a member of the Board of Management at the time of the grant, James (Jim) P. Koonmen received the grant in anticipation of his appointment to the Board of
Management.
5. James (Jim) P. Koonmen's share-based remuneration is based on ASML NY shares (Nasdaq stock exchange). The fair value of his 2024 Long-Term Incentive (LTI) grant for the marked-based element is $1,034.6 and for the non-marked-based elements is $762.5.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	160

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Performance-based share-based remuneration for former members of the Board of Management is disclosed in the below table. Fractional shares are rounded down to full shares for reporting purposes.

				Of market-based element		Of non-market-based elements
Former Board of Management member	Grant date	Status	Full control	Number of shares at target	Fair value at grant date	Number of shares at target	Fair value at grant date	Total number of shares at target	Total number of shares at maximum (200%)	Vesting date	Number of vested shares on publication date	Year-end closing share price in year of vesting	End of lock-up date
P.T.F.M. Wennink[1]	1/23/24	Conditional	No	316	939.9	738	692.7	1,054	2,109	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional	No	1,049	901.9	2,447	603.4	3,496	6,991	1/1/26	n/a	n/a	1/1/28
	4/29/22	Conditional[2]	No	709	596.0	1,655	533.5	2,364	4,727	1/1/25	3,126	678.7	1/1/27
	1/22/21	Unconditional	No	1,053	635.6	2,455	454.9	3,508	7,016	1/1/24	5,531	681.7	1/1/26
	1/24/20	Unconditional	No	1,387	286.9	3,235	263.7	4,622	9,245	1/1/23	8,420	503.8	1/1/25
M.A. van den Brink[1]	1/23/24	Conditional	No	316	939.9	738	692.7	1,054	2,109	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional	No	1,049	901.9	2,447	603.4	3,496	6,991	1/1/26	n/a	n/a	1/1/28
	4/29/22	Conditional[2]	No	709	596.0	1,655	533.5	2,364	4,727	1/1/25	3,126	678.7	1/1/27
	1/22/21	Unconditional	No	1,053	635.6	2,455	454.9	3,508	7,016	1/1/24	5,531	681.7	1/1/26
	1/24/20	Unconditional	No	1,387	286.9	3,235	263.7	4,622	9,245	1/1/23	8,420	503.8	1/1/25
1.On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML. They are still eligible for the performance shares awarded under the LTI plans for the years 2022, 2023 and 2024, which will vest based on the performance criteria outlined in their grant letters. Their 2024 LTI plan has been granted on a pro rated in time basis to reflect end of term. Consequently, the remaining associated LTI expenses have been recognized over the remaining service period, from the announcement of their retirement on November 30,
2023, until their actual retirement on April 24, 2024.
2. The LTI plans that were granted on April 29, 2022 became unconditional after the vesting date on January 1, 2025.
Reasons, criteria and principal conditions for granting shares
ASML has sufficient treasury shares as per December 31, 2024 for the purpose of exercising rights related to performance-based share-based remuneration. For the reasons and criteria for granting the performance shares to each member of the Board of Management, reference is made to the Summary of 2022 Remuneration Policy Board of Management and to the section Board of Management Remuneration in 2024 – Long-term incentive as included in this
Remuneration Report. The principal conditions applicable to the 2024 performance shares are described below. These apply to each member of the Board of Management.

Instrument	Performance shares
Grant
Conditional grant on an annual basis based on maximum achievable opportunity. The number of performance shares to be conditionally awarded is calculated using the volume-weighted average share price during the last quarter of the year preceding the conditional award.

Grant date	Date on which the performance shares are conditionally granted.
Performance period	Period of three years over which the achievement of the predefined performance targets is measured.
Vesting	The shares will become unconditional after the end of the performance period, depending on the level of achievement of the predetermined performance targets.
Holding period	The minimum holding period is two years after the vesting date.
Upon termination of contract, the transfer restrictions will remain in place during the holding period except in case of decease.

In case a tax payment is due by the members of the Board of Management over the retrieved variable income, performance shares may be partially sold at vesting (‘sell to cover’) in accordance with the law and internal regulations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	161

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Relationship between accounted remuneration and company’s performance
The following table provides an overview of the relationship between accounted remuneration and the company’s performance for the past five years:

For the year ended December 31 (€, in thousands)	2020	2021	Change (in %)	2022	Change (in %)	2023	Change (in %)	2024	Change (in %)
Net sales	13,978,452	18,610,994	33.1	21,173,448	13.8	27,558,506	30.2	28,262,877	2.6
Net income based on US GAAP	3,553,670	5,883,177	65.6	5,624,209	(4.4)	7,838,994	39.4	7,571,563	(3.4)
Net income based on EU-IFRS	3,696,813	6,134,595	65.9	6,395,775	4.3	8,115,168	26.9	8,348,971	2.9
ASML share price (closing price on Euronext Amsterdam in €)	397.6	706.7	77.7	503.8	(28.7)	681.7	35.3	678.7	(0.4)
Average number of payroll employees in FTEs	24,727	28,223	14.1	33,071	17.2	38,805	17.3	41,697	7.5
Employee engagement score	n/a	78.0%	n/a	77.9%	(0.1)	80.3%	3.1	78.4%	(2.4)

Remuneration C.D. Fouquet (CEO)[1]	2,975	3,137	5.4	2,798	(10.8)	3,519	25.8	5,432	54.4
Remuneration P.T.F.M. Wennink (former CEO)[2]	4,564	4,820	5.6	4,280	(11.2)	5,941	38.8	4,993	(16.0)
Remuneration M.A. van den Brink (former CEO)	4,564	4,819	5.6	4,279	(11.2)	5,939	38.8	4,985	(16.1)
Remuneration F.J.M. Schneider-Maunoury	2,927	3,158	7.9	2,844	(9.9)	3,574	25.7	4,209	17.8
Remuneration R.J.M. Dassen	3,804	3,800	(0.1)	2,834	(25.4)	3,558	25.5	4,190	17.8
Remuneration W.R. Allan[3]	n/a	n/a	n/a	n/a	n/a	2,071	n/a	3,897	88.2
Remuneration J.P. Koonmen[4]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2,347	n/a

Average remuneration per FTE based on US GAAP	120	122	1.7	125	2.5	138	10.4	145	5.1
Average remuneration per FTE based on EU-IFRS	120	122	1.7	118	(3.3)	143	21.2	145	1.4
Internal pay ratio (CEO versus employee remuneration based on US GAAP)[5]	38	40	5.3	34	(15.0)	43	26.5	40	(7.0)
Internal pay ratio (CEO versus employee remuneration based on EU-IFRS)[5]	38	40	5.3	36	(10.0)	42	16.7	40	(4.8)

1.Christophe D. Fouquet was appointed as President and CEO of ASML on April 24, 2024. As he was already a member of the Board of Management (BoM), his total remuneration for 2024 is disclosed by taking into account his tenure as both a regular BoM member and as President and CEO of ASML.
2. As announced by ASML on November 30, 2023, Peter T.F.M. Wennink stepped down from his role as President of ASML on April 24, 2024. As a result, the Long-Term Incentive (LTI) expenses for his ongoing LTI plans were accelerated over his remaining service period in 2023 and 2024. For comparison purposes, if Mr. Wennink were to remain in service, his normalized LTI expense would amount to €2,575 thousand in 2023, with an internal pay ratio of 42 based on US GAAP and 40 based on EU-IFRS for the same year.
3. Wayne R. Allan was appointed as a member of the Board of Management on April 26, 2023.
4. James (Jim) P. Koonmen was appointed as a member of the Board of Management on April 24, 2024.
5. The calculation approach of the internal pay ratio is disclosed in the section Relationship between CEO and average remuneration (pay ratio).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	162

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Explanation of changes in company’s performance versus
remuneration
The foregoing table aims to provide insight into our
performance over the past five years and the
development of the remuneration. The metrics net sales,
net income and share price are used to measure
performance, as they are key metrics serving as a good
proxy for our general performance, as well as in view of
comparability with other companies. Actual
remuneration may fluctuate year-on-year depending on
actual STI pay-out in any year, as well as the vesting of
performance shares (LTI) in any year and the share price
at that moment.
We have grown significantly over recent years, which is
not only reflected in the number of employees but also in
terms of performance. Over the last five years, net sales
increased by 202%, net income increased by 218%
based on US GAAP (226% based on EU-IFRS) and
ASML's share price increased by more than 170%. This
shows that our performance has improved significantly,
leading to several revisions of the Remuneration Policy
for the Board of Management in past years (last update
in 2022), resulting in higher base salaries as well as
higher target levels of STI and LTI leading to a similar
increase in the remuneration over this same period.
Relationship between CEO and average remuneration
(pay ratio)
The internal pay ratio consists of the CEO’s total
annualized1 remuneration (including all remuneration
components) during 2024 of €5,771 thousand,
compared to the average remuneration of all employees.
The average remuneration of all employees was
calculated taking into account the total employee
personnel expenses (wages and salaries + social
security expenses + pension and retirement expenses +
share-based payments), divided by the average number
of payroll employees in FTE = €6,037.4 million divided
by 41,697 = €145 thousand. This ratio has neither been
prepared to comply with the Pay Ratio Disclosure
requirements under SEC regulations nor with the ESRS
requirements2. The ratio is based on the highest-paid
individual according to accounting values consisting of
fixed and variable remuneration elements compared to
the average remuneration of all employees that are in
service with the company, which excludes all other
Board of Management members. This calculation
approach brings the ratio more into line with the
requirements of the Corporate Governance Code.
1.Remuneration reflects the 2024 remuneration of the current CEO.
2.For the annual total remuneration ratio in accordance with ESRS, we refer to the Sustainability statements.
The internal pay ratio (CEO versus employee
remuneration) based on US GAAP decreased to 40:1 in
2024 (2023: 43:1) and based on EU-IFRS decreased to
40:1 in 2024 (2023: 42:1). The decrease is mainly a result
of Mr. Wennink's retirement since his remaining
expected LTI expenses were accelerated over his
remaining service period in 2023.
We intend to grant competitive remuneration to
employees at all position levels. At each level
remuneration should reflect the responsibilities of the
role. The build-up of remuneration from level to level
should therefore be gradual and in line with increasing
responsibilities, as well as following market practice.
At the highest level the steps become gradually bigger
as responsibilities ultimately rise from a divisional level
to an overall company level. The Supervisory Board
considers the current build-up and the overall pay ratio
to be equitable, considering our current performance.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	163

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board remuneration
In this section of the Remuneration Report, we provide
an overview of the 2023 Remuneration Policy for the
Supervisory Board and remuneration amounts as both
adopted by the General Meeting on April 26, 2023, and
as in force from April 1, 2023 onwards. We also provide
information about the implementation of the 2023
Remuneration Policy in 2024 by giving details of the
members’ actual remuneration in 2024. The 2023
Remuneration Policy and remuneration amounts can
both be found in the Governance section of our website.
Remuneration Policy
Remuneration objectives and principles
The 2023 Remuneration Policy for the Supervisory
Board is designed to enable ASML to attract and retain
qualified Supervisory Board members, who together
compose a diverse and balanced Supervisory Board
with the appropriate level of skills, competencies and
experience required to properly supervise (the execution
of) our strategy and performance, which is focused on
the creation of sustainable long-term value for all
stakeholders.
The Remuneration Policy for the Supervisory Board is
built on the following principles:
•Competitiveness – The remuneration structure and
levels intend to be competitive in the relevant market,
while at the same time taking into account societal
trends and perceptions.
•Alignment – The policy is benchmarked to market
practice.
•Fairness – The remuneration should reflect the time
spent and the responsibilities of the members.
•Independence – The remuneration of a member may
not be made dependent on the results of the
company.
•Compliance – ASML adopts the highest standards of
good corporate governance.
•Simplicity and transparency – The Remuneration
Policy and its execution are as simple as possible and
easily understandable for all stakeholders.
Reference group and market positioning
The remuneration of the Supervisory Board should be
competitive compared with a relevant reference market.
This market is defined using a reference group of
companies with a two-tier board structure included in
the AEX Index of Euronext Amsterdam. To determine the
appropriate positioning within this group, market cap,
revenue and number of employees are taken into
account. In addition, given the international character of
ASML and our Supervisory Board, market benchmark is
also conducted against the international Board of
Management reference group to provide broader market
reference and context.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	164

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board remuneration (continued)
Summary of Remuneration of the Supervisory Board
This table provides an overview of the 2023 and 2024 implementation of the Remuneration Policy for the Supervisory Board and remuneration amounts of the members of the Supervisory Board as both adopted at the 2023 AGM.

Fixed remuneration

Description in 2023 Remuneration Policy		2023	2024

Fixed remuneration paid in cash including a base membership fee, committee fees and additional compensation contingent on Supervisory Board members' activities and responsibilities.	Chair of Supervisory Board	€140,000	€140,000
	Vice Chair of Supervisory Board	€100,000	€100,000
	Member of Supervisory Board	€80,000	€80,000
	Chair Audit Committee	€27,000	€27,000
	Member Audit Committee	€18,000	€18,000
	Chair of other committees	€22,000	€22,000
	Member of other committees	€16,000	€16,000

Extra allowance for intercontinental meetings

Description in 2023 Remuneration Policy		2023	2024

Extra, fixed allowance paid in connection with additional time commitment for intercontinental travel.	For each meeting that involves intercontinental travel.	€5,000	€5,000

Expenses

Description in 2023 Remuneration Policy		2023	2024

Expenses incurred in relation to meeting attendance are reimbursed. In addition, a fixed net cost allowance is paid, covering certain pre- defined out-of-pocket expenses.	Fixed net cost allowance
	Chair of Supervisory Board	€1,980	€1,980
	Member of Supervisory Board	€1,380	€1,380

Remuneration in special circumstances

The Supervisory Board may, upon recommendation of the
Remuneration Committee, grant additional remuneration in special circumstances. This may concern granting increased Supervisory
Board and/or committee fees, depending on the character of the circumstances – for instance, if there were a significant increase in time investment by its members.

The additional annual remuneration per member will be capped at one time the amount of the annual Supervisory Board membership fee payable to such member.
The Supervisory Board considers an increase of at least 25% a significant increase in time investment.

Loans and guarantees

Description	Value
No (personal) loans or guarantees or the like will be granted.	Not applicable

Shares and share ownership

Description	Value

No (rights to) shares are granted by way of remuneration. Any holding of ASML shares is for the purpose of long-term investment. Any trading activity is subject to our Insider Trading Rules.	Not applicable

Other arrangements

Description	Value

(Re)appointment based on Dutch law and our Articles of Association. No clawback, severance or change in control arrangements is in place.	Not applicable

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	165

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board remuneration (continued)
Remuneration of the Supervisory Board in 2024
Overview of the remuneration of the Supervisory Board members based on incurred accounting expenses over the last five years (amounts are in € thousands):

Supervisory Board member	Membership fees 2024	Committee fees 2024	Allowances 2024[1]	Ratio fixed/variable 2024	Total remuneration 2024	Total remuneration 2023	Total remuneration 2022	Total remuneration 2021	Total remuneration 2020
T.L. Kelly	80	38	11	1.0	129	137	126	107	88
A.P. Aris	100	48	6	1.0	154	152	144	127	95
B.M. Conix	80	40	6	1.0	126	109	99	63	n/a
D.M. Durcan	80	38	26	1.0	144	137	126	112	57
D.W.A. East	80	34	6	1.0	120	119	99	93	59
N.S. Andersen	140	40	7	1.0	187	123	n/a	n/a	n/a
J.P. de Kreij	80	43	6	1.0	129	85	n/a	n/a	n/a
A.F.M. Everke	80	32	6	1.0	118	104	66	n/a	n/a
A.L. Steegen	80	32	6	1.0	118	109	66	n/a	n/a
Total	800	345	80	1.0	1,225	1,075	726	502	299
1.Allowances consist of fixed-expense allowances and allowances for intercontinental meetings.
No pay has been granted in 2024 pursuant to the 'Remuneration in special circumstances clause' as included in the 2023 Remuneration Policy for the Supervisory Board. No variable pay has been granted to the current and former members during the last five years. The remuneration of the Supervisory Board is not directly linked to the performance of ASML, in line with the remuneration principles set out in the 2023 Remuneration Policy for the Supervisory
Board.
Remuneration of former Supervisory Board members
Overview of the remuneration awarded to the former Supervisory Board members in 2024, 2023 and 2022 (amounts are in € thousands):

Former Supervisory Board member	Total remuneration 2024	Total remuneration 2023	Total remuneration 2022
G.J. Kleisterlee	n/a	61	190
R.D. Schwalb	n/a	37	116
J.M.C. Stork	n/a	n/a	40
Total	n/a	98	346

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	166

Corporate governance	Supervisory Board report	Remuneration report
Other Information
Total remuneration
The total annual remuneration for the members of the
Board of Management and the Supervisory Board
members (current and former) during 2024 amounts to
€31.3 million (2023: €25.8 million).
Other arrangements
No remuneration has been granted for (supervisory)
directorships or other positions of Board of Management
members in subsidiaries of ASML or other companies
whose financials are consolidated by ASML, in
accordance with the agreements with the members of
the Board of Management.
No (personal) loans have been granted to the members
of the Board of Management or the Supervisory Board
and no guarantees or the like have been granted in favor
of any of the members of the Board of Management and
the Supervisory Board.
No severance payments were granted to members of the
Board of Management and the Supervisory Board in 2024.
Clawback
ASML has implemented the clawback provisions as laid
down in the Dutch Civil Code in the agreements with the
members of the Board of Management. Furthermore, in
order to comply with the rules implementing incentive-
based compensation recovery (clawback) as issued by
the SEC and Nasdaq, the Supervisory Board adopted
the ASML Clawback Policy under US/Nasdaq Rules.
This policy has been filed as an exhibit to ASML's 2023
Annual Report on Form 20-F and is incorporated by
reference into this report.
No variable remuneration has been clawed back during
2024.
Deviations
In 2024, no deviations took place from the decision-
making process for the implementation of the applicable
remuneration policies for the Board of Management and
the Supervisory Board and no temporary deviations took
place.
Shareholder voting
At the 2024 AGM, the Remuneration Report for the
financial year 2023 was submitted to the 2024 AGM for
an advisory vote. 94.10% of the votes were cast in favor.
In the Message from the Remuneration Committee Chair
at the beginning of this Remuneration Report, we
discuss how we have taken into account the feedback
received on Board of Management and Supervisory
Board remuneration.
This Remuneration Report will be submitted to the 2025
AGM for an advisory vote in line with Dutch law.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	167

General disclosures	Environmental	Social	Governance
Sustainability

168	Limited assurance report of the independent auditor on the Sustainability statements
General disclosures
171	Basis for preparation
173	ESG sustainability governance
176	ESG sustainability at a glance
177	Our value chain overview
178	Impact, risk and opportunity management
185	Contributing to the UN's SDGs
186	Metrics
187	Reference table

194	Environmental
195	Energy efficiency and climate action
235	Circular economy
250	EU Taxonomy

259	Social
260	Attractive workplace for all
288	Responsible value chain
297	Innovation ecosystem
306	Valued partner in our communities

321	Governance
322	ESG integrated governance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	168

General disclosures	Environmental	Social	Governance
Limited assurance report of the independent auditor on the Sustainability statements
To: the Supervisory Board of ASML Holding NV
Our conclusion
We have performed a limited assurance engagement on the consolidated sustainability statements for 2024 of
ASML Holding NV based in Veldhoven (hereinafter: the company) in the section ‘Sustainability statements’ of the accompanying annual report, including the information incorporated in the sustainability statements by reference
(hereinafter: the sustainability statements).
Based on the procedures performed and the assurance evidence obtained, nothing has come to our attention that causes us to believe that the sustainability statements are not, in all material respects:
•prepared in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the
European Commission and in accordance with the double materiality assessment process carried out by the company to identify the information reported pursuant to the ESRS; and
•compliant with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy
Regulation).
Basis for our conclusion
We performed our limited assurance engagement on the sustainability statements in accordance with Dutch law, including Dutch Standard 3810N ‘Assurance-opdrachten inzake duurzaamheidsverslaggeving’ (Assurance engagements relating to sustainability reporting) which is a specified Dutch standard that is based on the
International Standard on Assurance Engagements (ISAE) 3000 (Revised) ’Assurance engagements other than audits or reviews of historical financial information’. Our responsibilities under this standard are further described in the section ‘Our responsibilities for the assurance engagement on the sustainability statements’ section of our report.
We are independent of ASML Holding NV in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence). Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics for Professional Accountants).
We believe the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.
Emphasis of matter
We draw attention to the section ‘Basis for preparation’ of the sustainability statements which sets out that the sustainability statements have been prepared in a context of new sustainability reporting standards. These standards require making entity-specific interpretations and addressing inherent measurement and/or evaluation uncertainties.
This section furthermore describes possible sources of estimation and outcome uncertainty. It identifies circumstances around the quantitative metrics that are subject to a high level of measurement uncertainty and discloses information about the sources of measurement uncertainty and the assumptions, approximations and judgements the company has made in measuring these in compliance with the ESRS.
The comparability of sustainability information between entities and over time may be affected by the lack of historical information in accordance with the ESRS. This allows for the application of different, but acceptable, measurement techniques, especially in the initial years.
We also draw attention to the ‘Impact, risk and opportunity management’ section in the sustainability statements.
This disclosure explains the double materiality assessment process, including robust engagement with affected stakeholders. Due diligence is an on-going practice that responds to and may trigger changes in the company’s strategy, business model, activities, business relationships, operating, sourcing and selling contexts. The sustainability statements may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual stakeholder (group) may consider important in its own particular assessment.
Our conclusion is not modified in respect to this emphasis of matter.
Limitations to the scope of our assurance engagement
Limited assurance has been provided on the sustainability information reported in the prior year’s integrated annual report, however, not in the context of the new sustainability reporting standards (ESRS). Consequently, the corresponding sustainability information and related disclosures for the year 2023 have not been subject to assurance procedures in the context of the ESRS.
In reporting forward-looking information in accordance with the ESRS, the Board of Management of the company is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the company. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. Forward-looking information relates to events and actions that have not yet occurred and may never occur. We do not provide assurance on the achievability of this forward-
looking information.
The references to external sources or websites in the sustainability information are not part of the sustainability information as included in the scope of our assurance engagement. We therefore do not provide assurance on this information.
Our conclusion is not modified in respect to these matters.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	169

General disclosures	Environmental	Social	Governance
Limited assurance report of the independent auditor on the Sustainability statements (continued)
Responsibilities of the Board of Management and the Supervisory Board for the sustainability statements
The Board of Management is responsible for the preparation of the sustainability statements in accordance with the
ESRS, including the double materiality assessment process carried out by the company as the basis for the sustainability statements and disclosure of material impacts, risks and opportunities in accordance with the ESRS.
As part of the preparation of the sustainability statements, management is responsible for compliance with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). The Board of
Management is also responsible for selecting and applying additional entity-specific disclosures to enable users to understand the company’s sustainability-related impacts, risks or opportunities and for determining that these additional entity-specific disclosures are suitable in the circumstances and in accordance with the ESRS.
Furthermore, the Board of Management is responsible for such internal control as it determines is necessary to enable the preparation of the sustainability statements that is free from material misstatement, whether due to fraud or error.
The Supervisory Board is responsible for overseeing the sustainability reporting process including the double materiality assessment process carried out by the company.
Our responsibilities for the assurance engagement on the sustainability statements
Our responsibility is to plan and perform the assurance engagement in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion.
Our assurance engagement is aimed to obtain a limited level of assurance to determine the plausibility of sustainability information. The procedures vary in nature and timing from, and are less in extent, than for a reasonable assurance engagement. The level of assurance obtained in a limited assurance engagement is therefore substantially less than the assurance that is obtained when a reasonable assurance engagement is performed.
A further description of our responsibilities for the assurance engagement on the sustainability statements is included in the appendix of this assurance report. This description forms part of our assurance report.
Amstelveen, March 5, 2025
KPMG Accountants N.V.
P.J. Groenland – van der Linden RA
Appendix:
Description of our responsibilities for the assurance engagement on the Sustainability statements.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	170

General disclosures	Environmental	Social	Governance
Limited assurance report of the independent auditor on the Sustainability statements (continued)
Appendix
We apply the quality management requirements pursuant to the Nadere voorschriften kwaliteitsmanagement (NV
KM, regulations for quality management) and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.
Our limited assurance engagement included among others:
•Performing inquiries and an analysis of the external environment and obtaining an understanding of relevant sustainability themes and issues, the characteristics of the company, its activities and the value chain and its key intangible resources in order to assess the double materiality assessment process carried out by the company as the basis for the sustainability statements and disclosure of all material sustainability-related impacts, risks and opportunities in accordance with the ESRS;
•Obtaining through inquiries a general understanding of the internal control environment, the company’s processes for gathering and reporting entity-related and value chain information, the information systems and the company’s risk assessment process relevant to the preparation of the sustainability statements and for identifying the company’s activities, determining eligible and aligned economic activities and preparing the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), without obtaining assurance evidence about the implementation, or testing the operating effectiveness, of controls;
•Assessing the double materiality assessment process carried out by the company and identifying and assessing areas of the sustainability statements, including the disclosures provided for in Article 8 of Regulation (EU)
2020/852 (Taxonomy Regulation) where misleading or unbalanced information or material misstatements, whether due to fraud or error, are likely to arise (‘selected disclosures’). We designed and performed further assurance procedures aimed at assessing that the sustainability statements disclosures are free from material misstatements responsive to this risk analysis;
•Considering whether the description of the double materiality assessment process in the sustainability statements made by the Board of Management is consistent with the process carried out by the company;
•Performing analytical review procedures on quantitative information in the sustainability statements, including consideration of data and trends in the information submitted for consolidation at corporate level;
•Assessing whether the company’s methods for developing estimates are appropriate and have been consistently applied for selected disclosures. We considered data and trends, however, our procedures did not include testing the data on which the estimates are based or separately developing our own estimates against which to evaluate management’s estimates;
•Analysing, on a limited sample basis, relevant internal and external documentation available to the company
(including publicly available information or information from actors throughout its value chain) for selected disclosures;
•Reading the other information in the annual report to identify material inconsistencies, if any, with the sustainability statements and reconciling the relevant financial information with the financial statements;
•Considering whether:
◦the disclosures provided to address the reporting requirements provided for in Article 8 of Regulation (EU)
2020/852 (Taxonomy Regulation) for each of the environmental objectives, reconcile with the underlying records of the company and are consistent or coherent with the sustainability statements;
◦the disclosures provided to address the reporting requirements provided for in Article 8 of Regulation (EU)
2020/852 (Taxonomy Regulation) appear reasonable, in particular whether the eligible economic activities meet the cumulative conditions to qualify as aligned and whether the technical screening criteria are met; and
◦the key performance indicators disclosures have been defined and calculated in accordance with the
Taxonomy reference framework as defined in Appendix 1 Glossary of Terms of the CEAOB Guidelines on
limited assurance on sustainability reporting adopted on 30 September 2024 , and in compliance with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), including the format in which the activities are presented.
•Considering the overall presentation, structure and the fundamental qualitative characteristics of information
(relevance and faithful representation: complete, neutral and accurate) reported in the sustainability statements, including the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation);
and
•Considering, based on our limited assurance procedures and evaluation of the assurance evidence obtained, whether the sustainability statements as a whole, are free from material misstatements and prepared in accordance with the ESRS.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	171

General disclosures	Environmental	Social	Governance
Basis for preparation
General basis for preparation of the
Sustainability statements
The Sustainability statements in the Management
Report have been drawn up in accordance with
the sustainability reporting standards referred to
in Article 29 of the EU Accounting Directive and
with the specifications established pursuant to
Article 8(4) of the EU Taxonomy Regulation.
The Sustainability statements have been prepared
on a consolidated basis, the scope of which is the
same as for the Consolidated financial
statements. No subsidiaries are exempt. Where
relevant and available, our disclosures also
include our value chain, both upstream and
downstream. If information is sensitive and/or
classified – because it relates to intellectual
property, know-how or the results of innovation –
it is omitted.
Scope of policies
Unless indicated otherwise, our policies apply to
all directors, officers, managers and employees of
ASML and the ASML group of companies in all
locations worldwide. In joint ventures and
strategic partnerships where we have a non-
controlling interest, we make reasonable efforts to
ensure consistency with a policy.
Disclosures in relation to specific
circumstances
Time horizons
Unless otherwise stated, the following time
horizons – in accordance with European
Sustainability Reporting Standards (ESRS) – are
applicable for the disclosures made:
•Short term: Within one year of the reporting
date
•Medium term: From two to five years
•Long term: More than five years
Where other time horizons provide better
information, these are applied and detailed
alongside the disclosure.
Value chain estimation
When metrics include upstream and/or
downstream value chain data, it might be
necessary to apply estimates using indirect
sources like sector averages or other proxies.
If indirect sources are applied, these are
disclosed in the Methodology on metrics section,
indicating their origin and level of accuracy using
qualitative disclosure or outcome ranges. If it is
possible to improve accuracy over time, we will
detail our actions for doing so.
Sources of estimation and outcome uncertainty
When metrics are subject to a high level of
measurement uncertainty, the source is disclosed
in the Methodology on metrics section, together
with the assumptions, approximations and
judgments applied. Possible sources of
uncertainty include (non-exhaustive):
•Dependency on the outcome of future events
•Measurement techniques
•Availability and quality of value chain
information
•The information is forward-looking and
therefore uncertain by definition
•In the future, higher data quality may lead to
different outcomes and a necessity to restate
numbers or recalibrate targets
One of these sources standalone or several
combined could lead to conditions and
dependencies that impact our ability to meet our
commitments and targets. If currently known and
relevant, we will explain these.
The primary sources of estimation and outcome
uncertainty in the Sustainability statements relate
to resource inflows and outflows. The use of
accumulated estimation techniques may lead to
either under- or overstatement of total mass
flows. Additionally the GHG emissions from
Scope 3 Category 11 Use of sold Products are
based on significant assumptions regarding the
operational lifespan of our machines and their
energy consumption over the years.
Changes in preparation or presentation of sustainability
information
This is our first year reporting in accordance with
ESRS. When, in subsequent years, material
changes in the preparation and presentation of
sustainability information occur compared to the
previous reporting period(s), we will:
•Explain the changes and their reasons,
including why the replaced metric provides
more useful information
•Disclose revised comparative figures, unless it
is impracticable to do so. When it is
impracticable to adjust comparative information
for one or more prior periods, this will be
disclosed
•Disclose the difference between the preceding
period’s figure and the revised comparative
Reporting errors in prior periods
This is our first year reporting in accordance with
ESRS. When, in subsequent years, a material
error is identified in prior period(s), we intend to
disclose (alongside the item): the nature; to the
extent practicable, the correction; and, if not
impracticable, the circumstances.
Reporting on opportunities
In addition, we report on material opportunities
identified in our materiality assessment. We will
indicate whether we currently pursue the
opportunity as a part of our strategy and whether
it is specific to our company or the
semiconductor industry in general. Generally
acknowledged methodologies for quantification of
opportunities are still to be developed, and the
number of assumptions required would be
significant. As a result, we have not included
quantitative measures of anticipated financial
effects in our reporting.
Updating disclosures about events after the
end of the reporting period
If any material information that provides evidence
or insights about conditions existing at period end
is received after the reporting period – but before
the Management Report is approved for
issuance – estimates and disclosures will be
updated therefore.
If the information received provides evidence or
insights about material transactions, other events
and conditions that arise after the end of the
reporting period, we will provide narrative
information indicating the existence, nature and
potential consequences of the post-year events.
To the best of our knowledge, no information has
come to our attention after the reporting date that
is not reflected in the Sustainability statements
and that has a material impact on the
Sustainability statements.
Disclosures stemming from other legislation or
generally accepted sustainability reporting
pronouncements
At times, in preparing this report, we have
incorporated information from other recognized
sustainability reporting standards and legislation
to provide a comprehensive view of our
sustainability performance. These references
have been integrated into our reporting
framework, offering a detailed and holistic view of
our sustainability initiatives and performance. The
relevant standards and/or legislation are stated
alongside the disclosure.
Coverage of ESRS disclosure requirements in
the Sustainability statements and
incorporation by reference
In this report, we have incorporated several
disclosure requirements and data points from
ESRS, enhancing the depth and breadth of our
reporting. Incorporation by reference helps
facilitate the overall readability of our report.
To aid in the lookup of the various ESRS
requirements addressed outside the Sustainability
statements, we have included a reference table.
Furthermore, we have identified and listed all data
points derived from other EU legislations as
mentioned in Appendix B of ESRS 2, indicating
their respective locations within the report and
their materiality status.
Read more in Sustainability statements – General
disclosures – Reference table
Identification of material sustainability matters
We have identified the material sustainability
matters for our company based on a double
materiality assessment (DMA).
Read more in Sustainability statements – General
disclosures – Impact, risk and opportunity
management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	172

General disclosures	Environmental	Social	Governance
Basis for preparation (continued)
Policies adopted to manage material
sustainability matters
The various policies on our sustainability matters
can be found in the theme sections (‘How we're
managing’).
Our policies are periodically reviewed and
updated based on stakeholder engagement or
other internal and external factors. To support the
implementation of our policies, we make them
available to stakeholders in a tailored way.
Targets
All targets we set are voluntary and have a
worldwide scope, unless otherwise stated. For all
targets and ambitions, conditions and
dependencies exist in a general sense. Possible
conditions and dependencies that could impact
our ability to meet our targets and ambitions
include (non-exhaustive):
•Policy and regulatory change
•Decarbonization trajectory in the economy
•Macroeconomic trends
•Financial factors
•Technological developments
•Data quality and methodology improvements
Where targets are specifically subject to a
specific dependency this is disclosed.
Actions and resources in relation to material
sustainability matters
In the reporting year we have undertaken a series
of key actions that are expected to yield
significant outcomes in the near future.
Scope of key actions
Our actions are characterized by a broad scope
encompassing various facets of our business
operations. The implementation of key actions
spans both our upstream and downstream value
chain, but also our own operations. Unless
otherwise stated, the scope for the key actions
disclosed is worldwide.
Remedial actions
In our efforts, we remain cognizant of the
potential for actual material adverse impacts.
To this end, we have instituted a grievance
mechanism to address the adverse impacts that
have been notified. We undertake remedial
actions, with the aim that we not only prevent
harm but actively contribute to remediation.
Resource allocation
Our commitment to sustainability is evidenced by
our resource allocation strategies. We have
earmarked substantial (financial) resources to fuel
our sustainability initiatives. In cases where it is
not possible to quantify the resources for an
action, we described the allocation in a qualitative
way.
Our future ability to implement actions depends
on the availability and allocation of resources.
Unless otherwise noted, we have only disclosed
actions that are currently included in our short-,
medium- and long term financial planning
processes. Ongoing access to finance at an
affordable cost of capital can be critical for the
ultimate implementation of our actions. These
include our adjustments to supply/demand
changes and significant R&D costs.
Further details on the individual actions and the
progress made on each can be found in the
individual theme sections.
The costs attributed to full-time equivalents
(FTEs) are based on an average per employee.
This average is determined based on the
Consolidated financial statements (total Personnel
expenses divided by the Average number of
payroll employees in FTEs).
Metrics
The metrics in this report are not validated by an
external body. The Sustainability statements,
which include the metrics, are subject to limited
assurance by the assurance provider.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	173

General disclosures	Environmental	Social	Governance
ESG sustainability governance

Our environmental, social and governance (ESG) sustainability governance model

Supervisory Board

•Supervises, monitors and advises the Board of Management on ESG sustainability aspects •Identifies principal risks and opportunities

Board of Management

•Sets and oversees ESG sustainability strategy •Oversees execution

ESG Sustainability team

•Supports the Board of Management on ESG sustainability aspects

a l	Cross-functional table meetings

	Energy efficiency and climate action	Circular economy	Attractive workplace for all	Responsible value chain	Innovation ecosystem	Valued partner in our communities	ESG integrated governance	Engaged stakeholders	Transparent reporting

ESG sustainability governance
Our integrated ESG sustainability
governance drives accountability and
execution across the company.
Our ESG sustainability governance model
includes the Supervisory Board (SB), Board
of Management (BoM), ESG Sustainability
team (headed by the Head of ESG
Sustainability) and experts from the
business.
The role of the administrative,
management and supervisory bodies
The BoM and SB are considered our
administrative, management and supervisory
bodies. The BoM and SB do not include
workforce representatives.
Read more about the composition, background,
knowledge and experience relevant to our business,
sustainability, product groups and geographic
locations in Corporate governance
Our BoM sets and oversees the execution
of ESG sustainability aspects in our
integrated business strategy, including the
ESG sustainability-related impacts, risks
and opportunities that arise from our DMA.
It receives quarterly updates on ESG
sustainability and provides guidance
on relevant issues.
Read more about our DMA process in Sustainability
statements – General disclosures – Impact, risk and
opportunity management
The SB monitors and advises the BoM on
ESG sustainability aspects that are relevant
to the company. This includes addressing
the principal risks and opportunities related
to the strategy.
The ESG Committee advises the SB in
carrying out its governance and oversight
responsibilities with regard to sustainability,
environmental, social and governance
matters (ESG sustainability matters).
Read more in Corporate governance – Supervisory
Board report – Supervisory Board committees – ESG
Committee
All responsibilities are reflected in Rules of
Procedures, committee charters or other
formal documents.
Sustainability-related responsibilities
Our Chief Executive Officer, Christophe
Fouquet, is the BoM’s representative
focusing on ESG sustainability. Our Head of
ESG Sustainability is responsible, on behalf
of the BoM, for preparing and monitoring the
progress of the ESG sustainability strategy.
The ESG Progress Review Meeting (EPRM),
comprising various participants including
the CEO and CFO, is the delegated body
responsible for oversight of impacts, risks
and opportunities. Meeting monthly, it
reviews the progress of our ESG
sustainability strategy, including related
actions.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	174

General disclosures	Environmental	Social	Governance
ESG sustainability governance (continued)
The ESG Sustainability team supports the
BoM in relation to ESG sustainability. Our
ESG Sustainability team makes
recommendations to our BoM regarding
focus areas, targets, external commitments
and disclosures in relation to ESG
sustainability. Especially where there are
changes in material topics, external inputs
or new insights, those are included in the
recommendations.
This ensures insights and directives are
effectively integrated into our sustainability
practices.
The ESG Sustainability team monitors risks
and opportunities including climate-change-
related matters, global trends, stakeholder
expectations and best practices that could
impact ASML’s short-, medium- and long
term ESG sustainability objectives.
Identifying and assessing the impact of ESG
sustainability-related risks and opportunities
are an integral part of our enterprise risk
management (ERM) process and ensures we
take a holistic approach to risk
management.
Read more in Strategic report – Performance and
risk – Risk – How we manage risk
Measuring the effectiveness of our ESG
sustainability strategy
To track and assess the effectiveness of
our ESG sustainability strategy, we have
established a set of key performance
indicators (KPIs), parameters and associated
targets or we are in the process of
establishing these with the aim of covering
all material topics. KPI and target
development for the ESG sustainability
strategy is a collaborative process involving
our ESG Sustainability team, the business,
and relevant internal and external
stakeholders, and adopted by the BoM. The
BoM also adopted the Climate Transition
Plan.
A subset of the KPIs and progress against
targets is reviewed on a quarterly basis with
the BoM. The full set of targets is subject to
periodic review by business representatives
to discuss progress and actions if
necessary.
Performance against key sustainability
topics forms part of the long-term incentive
plans of the BoM and senior management.
There is an annual update of ESG-related
long-term incentives (LTIs), which currently
constitutes 20% of the total LTI score. Full
detail on how ESG has been factored into
the remuneration of BoM and SB is available
in the Remuneration Report.
Read more in Corporate governance - Remuneration
report
Industry cooperation
We increasingly cooperate across the
industry with the aim of reducing emissions
across our value chain. In practice, this
means working with our supplier base,
customers and peers, both directly and in
cross-industry collaboration platforms –
such as the Semiconductor Climate
Consortium (SCC) – to address energy
efficiency and climate change issues within
the industry, increase transparency and
collaboration, and increase global access to
renewable electricity.
Read more in Sustainability statements –
Environmental – Energy efficiency and climate
action

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	175

General disclosures	Environmental	Social	Governance
ESG sustainability governance (continued)
Environmental and human rights due
diligence process
We have incorporated an environmental
and human rights due diligence process
– serving as a cornerstone in assessing the
material impacts, risks and opportunities
associated with our business operations.
This process is not confined to our
immediate operations but extends to both
upstream and downstream elements of our
value chain, encompassing our products,
services and business relationships.
It includes impacts we cause through our
operations, those we have contributed to in
business relationships, and those linked to
our activities, products or services by a third
party or other actors across our value chain.
Due diligence is an ongoing practice through
which we dynamically respond to and
potentially instigate alterations in our
business strategy, model and various
operational contexts.
Our due diligence process, which has been
set up pursuant to international instruments
such as the United Nations Guiding
Principles on Business and Human Rights
and the Organisation for Economic Co-
operation and Development (OECD)
Guidelines for Multinational Enterprises, is a
comprehensive approach to identifying,
preventing, mitigating and accounting for the
actual and potential negative impacts on the
environment and society linked to our
business activities. This process is designed
to allow us to prioritize actions based on the
severity and likelihood of the impacts,
thereby informing the assessment of
material impacts.
Read more in Strategic report – Corporate conduct –
Respecting human rights
The core elements of our environmental and
human rights due diligence process are
described in this Annual Report:
•Embedding due diligence in governance,
strategy and business model
•Engaging with affected stakeholders
•Identifying and assessing adverse impacts
•Taking action to address adverse impacts
•Tracking effectiveness of efforts and
communicating
Read more in Sustainability statements – Social –
Responsible value chain
We have a number of policies that further
define commitments, principles and
governance for specific aspects of
environmental and human rights due
diligence. They are communicated to
employees and other workers in employee
onboarding, via training sessions and the
intranet. Policies are made available
externally via our website (free of cost).
Policies, or key aspects of policies, are
communicated to third parties via contracts,
the ASML Supplier Handbook and the
Responsible Business Alliance (RBA)
program.
Risk management and internal controls
over sustainability reporting
In this section of the report, we outline the
processes and methodologies used to
govern our approach to sustainability
reporting, ensuring accuracy and reliability
in the information we have included.
Our sustainability reporting related risks
are part of ASML’s ERM framework and
processes, which entail a systematic
approach to identify, manage and monitor
risks. This includes an overview of the risks
(the Risk Universe) that may have a material
adverse impact on our ability to achieve our
business objectives.
This approach enables us to leverage on
existing controls and include new controls
related to sustainability reporting in our risk
and control framework. We use both top-
down (compliant reporting with applicable
sustainability disclosure requirements) and
bottom-up (accuracy of the content and
data, accuracy of estimation results,
availability and timing of data) approaches to
help to ensure completeness of the risk and
control framework for sustainability
reporting. This risk and control framework is
prepared in 2024 and is continuously
evolving. It will be further expanded and
updated in the coming years due to test
results, internal and external developments
on sustainability as well for local
jurisdictions. The level of maturity of the
internal controls over sustainability reporting
will grow in the coming years.
The sustainability reporting risk and control
framework is reviewed annually, or for major
changes that impact sustainability reporting
during the year.
Read more in Strategic report – Performance and
risk – Risk – How we manage risk
Risk assessment for sustainability
reporting
For our sustainability reporting we perform a
risk assessment in accordance with ASML’s
ERM risk prioritization methodology. This
risk assessment considers risks such as
compliant reporting in accordance with
applicable sustainability disclosure
requirements, the completeness and
accuracy of the content and data, the
accuracy of estimation results and the timing
of availability of the data.
Managing sustainability reporting risks
For the identified sustainability reporting
risks as described above, we define
mitigation strategies to avoid, accept,
transfer and/or reduce the related risk. The
mitigating measures and controls are
included in our sustainability reporting risk
and control framework.
Supporting sustainability reporting
governance model
In 2024 we implemented our sustainability
reporting in accordance with new EU
regulations, the Corporate Sustainability
Reporting Directive (CSRD) and ESRS. The
CSRD defines the overarching framework for
sustainability reporting, while ESRS provide
detailed reporting standards to support
CSRD compliance. During the
implementation we monitored the risks,
project progress and findings related to the
execution via a dedicated project with
involvement of our BoM, Corporate Chief
Accountant and Head of ESG Sustainability.
The SB was informed regularly about the
project execution including the risks and
progress.
For 2025 we aim to continue with the
sustainability reporting governance model,
incorporated in the company risk
management governance structure as
explained in our Risk management section.
Findings of the risk assessment and controls
related to sustainability reporting will be
assessed and discussed via this governance
structure, which includes:
•Board of Management
•Compliance, Ethics, Security & Risk
Committee
•Disclosure Committee
•Internal Control Committee
•Risk and Control Owners
Read more in Strategic report – Performance and
risk – Risk – How we manage risk

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	176

General disclosures	Environmental	Social	Governance
ESG sustainability at a glance
We are focused on creating long-term value for all our

Our vision is to enable groundbreaking technology to solve some of humanity’s toughest challenges

1	Deepen customer trust	2	Extend our technology and holistic product leadership	3	Strengthen ecosystem relationships

	Create an exceptional workplace
4		5	Drive operational excellence	6	Deliver on our ESG sustainability mission and responsibilities

Environmental	Social	Governance
Read more on page 194 >	Read more on page 259 >	Read more on page 321 >

We want to help expand
computing power while minimizing
waste, energy use and emissions.
Our focus on energy efficiency and climate
action, and on the circular economy,
is fundamental to achieving this goal.

We want to deliver responsible
growth that benefits all our stakeholders –
providing an attractive workplace for all,
building a responsible value chain, fueling
innovation in our ecosystem and being a valued
partner to communities.
We aim to act on our responsibilities and anchor them across our entire business through integrated governance, engaged stakeholders and transparent reporting.

Energy efficiency and climate action	Circular economy	Attractive workplace for all	Responsible value chain	ESG integrated governance	Engaged stakeholders
	page 235 >	page 260 >	page 288 >	page 322>	page 46 >
page 195 >
		Innovation ecosystem	Valued partner in our communities	Transparent reporting
		page 297 >		page 321 >
page 306 >

Our ESG sustainability strategy is tracked by targets which are detailed across the theme pages
Our
key themes
Our
commitments
Our business
strategy
stakeholders and shaping a sustainable future. Our ESG
sustainability strategy is based on the topics that are
significant to our organization. We use input from our
stakeholders to identify where we have the most
significant impact on the environment and people,
including their human rights, along with the associated
risks and opportunities.
By annually updating our ESG sustainability strategy and
actively managing the most material sustainability
topics, we stay focused on the most important ESG
impacts and risks and improve our resiliency to those
risks while being able to effectively respond to the
opportunities we see.
Our contribution to a digital, sustainable future
Increasing digitalization can pave the way to a society
that is more environmentally and socially sustainable for
everyone. The large-scale digitalization required to
achieve a sustainable future relies on the semiconductor
industry’s ability to produce faster, more powerful
microchips that are energy efficient and affordable.
Together with our partners, we provide the patterning
solutions that can help make this possible. But the
benefits our industry brings come at a cost, including
energy and resource use. We are committed to
innovating and investing to enable our company and the
industry as a whole to reduce its negative impacts.

This illustration is a non-exhaustive depiction of our value chain.
Upstream
Mining and extraction
Processing
Transport
Manufacturing components
Transport
Labor agents and on-site service providers
Operations
Employees and office buildings
Manufacturing operations
Water
Renewable energy
Employees
Waste
Incineration
Landfill
Recycling
Community
Housing
Education
Sports, arts and music
Mobility
Community
Innovation ecosystem
Downstream
Transport
Return and reuse of parts
ASML product servicing
Packaging waste
Landfill
Recycling
Chipmakers and device makers
Device production
End users and consumers
End-of-life waste

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	177

General disclosures	Environmental	Social	Governance
Our value chain overview
The overview gives an impression of activities, resources and relationships related to our business model and the external environment in which we operate.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	178

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management
Our material ESG sustainability topics
Why it matters
ESG sustainability is important to us and
our business, and ESG topics have become
increasingly important to our customers,
employees, suppliers, shareholders and
society. We aim to respond to the
continuously evolving needs of our
stakeholders with our ESG sustainability
strategy.
How we manage our impact
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
sustainability reporting.
Our first DMA was conducted in 2023 as
input for our ESG sustainability strategy.
Double materiality reflects: (1) our most
significant impacts to the environment and
people; and (2) the most significant
sustainability-related risks and opportunities
affecting our value drivers, competitive
position and long-term shareholder value
creation. Prior to 2023, we conducted an
impact materiality assessment.
Our ESG sustainability strategy comprises
short-term targets toward 2025, medium-
term targets toward 2030 and long-term
targets toward 2040, to manage our material
impacts, risks and opportunities. The
outcomes of our DMA are also integrated in
our risk processes, supporting the mitigation
of material risks. We executed the DMA by
following the seven-step approach,
explained on the next page.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	179

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management (continued)

How we identified our material topics

Step 1: Understanding context	Step 2: Determining potentially relevant sustainability matters	Step 3: Identifying impacts, risks and opportunities	Step 4: Assessing the materiality of impacts	Step 5: Assessing the materiality of risks and opportunities	Step 6: Deciding on thresholds for materiality	Step 7: Assessing strategic implications

Stakeholders that are or could be
affected by ASML, and stakeholders
that affect or could affect ASML, are
central to the materiality assessment
process. To understand the topics of
interest of our five stakeholder groups
– customers, employees, suppliers
(including contractors), shareholders
and society – and how their interests
may be impacted, we continuously
engage with them. This includes
regular meetings, surveys, supplier
days and investor dialogue. In addition,
we take into account business
relationships, relevant legal and
regulatory developments, industry
studies, knowledge from internal and
external subject matter experts and
ESG benchmarks. These support the
identification of impacts, risks and
opportunities that are considered in the
materiality assessment – as well as the
collection of insights for improvement
actions and feedback on strategy,
performance and progress.

We monitor the sustainability
context of our activities and
business relationships by
reviewing relevant sources of
information about our industry
and peers, international
standards and (upcoming)
legislation, media and selected
ESG rating agencies. Based on
these analyses, insights from
stakeholder engagement, and
internal impact and risk
assessments, an initial list of
potential material sustainability
matters is drafted.

We define impacts, risks and
opportunities related to each of the
potential material sustainability matters
identified. Impacts include positive and
negative, actual and potential, and short-,
medium- and long-term impacts from our
activities on the environment, society and
the economy (based on our strategy and
business model), our business relations,
geographies and across our value chain.
To identify risks and opportunities related
to the potential material sustainability
matters, we aligned with our ASML risk
universe and engaged with internal
stakeholders and experts. Risks and
opportunities relate to our ability to
continue to use or obtain the resources
needed in our business processes, assets
and other relevant activities across our
value chain, and our ability to rely on
relationships needed in business
processes on acceptable terms.
They may pertain to financial capital,
manufactured capital, intellectual capital,
human capital, social and relationship
capital, and natural capital. In the
identification process of material climate-
related impacts, we considered our
current and locked-in greenhouse gas
(GHG) emissions as well as the potential
future GHG emissions in our own
operations and across the value chain.
For the identification of material climate-
related risks and opportunities, we
considered the outcomes of our climate
resilience analysis.

We assess the materiality of negative
impacts based on scale, scope,
irremediable character (also referred
to as severity) and, in case of potential
impacts, likelihood. Similarly, the
materiality of positive impacts is
assessed based on scale, scope and
likelihood. For potential negative
human-rights-related impacts,
severity takes precedence over
likelihood. The assessment of the
impacts has been done by the ESG
Sustainability team and has been
reviewed and validated with relevant
internal stakeholders, finance and risk
departments, before finalization and
adaptation by the BoM.

We assess the anticipated financial
effect of each risk and opportunity
based on magnitude and likelihood.
Magnitude considers effects on the
ability to continue to use resources,
including access, availability and
prices, and our ability to continue to
rely on relationships – taking into
account reputational effects and
potential actions by stakeholders in
the short, medium and long term.
Likelihood reflects the probability that
a risk or opportunity event will occur.
In this DMA only sustainability-related
risks and opportunities have been
taken into consideration. The
assessment of the risks and
opportunities has been done by the
ESG Sustainability team and has been
reviewed and validated with relevant
internal stakeholders, finance and risk
departments, before finalization and
adaptation by the BoM.

The assessment results in a
materiality ranging score (low,
medium or high) for each impact, risk
and opportunity, and we use these
scores to apply thresholds for
materiality. Thresholds are
determined separately for negative
impacts, positive impacts, risks and
opportunities. Only impacts, risks and
opportunities with an assessed score
of medium or high are considered to
be material. To provide an overview
of material sustainability matters,
impacts, risks and opportunities are
clustered into material sustainability
matters. Sustainability matters may
be material from the impact
perspective, the financial perspective
or both.

The outcomes of the materiality
assessment have been presented to
and approved by our BoM and serve
as the basis for the ESG
sustainability strategy. Material ESG
sustainability matters are linked to
themes in the ESG sustainability
strategy and the relevant value
drivers for each. If new material
matters are identified, they are added
to the ESG sustainability strategy.
If new risks are identified, they are
also included in our risk inventory
and managed in line with our ERM
framework. We define measures to
manage the related impacts, risks
and opportunities for each material
ESG sustainability matter, including
policies, action plans, metrics and
targets. All are disclosed under the
respective environmental, social and
governance sections – where we
describe our policies on how we
manage the impacts, risks and
opportunities, which actions we take
to address them, and the related
targets and metrics.

Read more in Strategic report – Our business – Engaged stakeholders

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	180

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management (continued)
The table below shows the material impacts, risks and opportunities included in the definition of each topic, whether these impacts are positive or negative, actual or potential, and where in the value chain they occur

ESRS topics	Value chain	Our impacts	Time frame	Impact	Value chain	Our risks and opportunities	Time frame	Direction	How we are responding

Climate change	Own operations	Energy use and GHG emissions from manufacturing and buildings (scope 1 and 2)			Own operations	Physical climate change risks to ASML (Climate resilience analysis)			Read more in Energy efficiency and climate action

	Own operations	Impact on grid and energy availability through our manufacturing and buildings (scope 1 and 2)			Customers	Physical climate change risks to our customers (Climate resilience analysis)

	Customers	Energy use and GHG emissions from product use (scope 3)			Downstream beyond customers	Increased market demand for low-carbon technologies (Climate resilience analysis)

	Upstream and suppliers	Energy use and GHG emissions from purchased goods, services and logistics emissions (scope 3)			Across value chain	Technology risk due to transition to low-carbon technologies (Climate resilience analysis)

	Own operations	Energy use and GHG emissions from business travel and commuting (scope 3)			Across value chain	Climate-related regulation and carbon taxes (Climate resilience analysis)

	Downstream beyond customers	Energy use and GHG emissions from use of our customers' products (microchips) in various applications (ICT and society)[1]			Own operations	Damage to our brand and reputation (Climate resilience analysis)

	Downstream beyond customers	Reduction of energy use and GHG emissions from use of our customers' products (microchips) in various applications (ICT and society)[1]							Read more on page 195 >

Key
Environmental topics	Positive, actual	Short term
Social topics	Positive, potential	Medium term
Governance topics	Negative, actual	Long term
Negative, potential

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	181

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management (continued)

ESRS topics	Value chain	Our impacts	Time frame	Impact	Value chain	Our risks and opportunities	Time frame	Direction	How we are responding

Resource use and circular economy	Own operations and suppliers	Resource inflows in the production process (Systems, parts and tools including packaging and transport tools)[2]			Own operations and suppliers	Disruption to the supply chain caused by unavailability of materials and parts (Systems, parts and tools including packaging and transport tools)[2]			Read more in Circular economy

	Own operations and customers	Impact of our resource outflows at customers’ sites (Systems, parts and tools including packaging and transport tools)[2]			Own operations and customers	Loss of market share and dissatisfied customers through not meeting agreed circular economy standards (Systems, parts and tools including packaging and transport tools)[2]

	Own operations	Waste produced from our operations (Systems, parts and tools including packaging and transport tools, non-product-related (NPR) waste and Real estate)			Own operations and customers	Inability to meet changing customer demands for more circular products (Systems, parts and tools including packaging and transport tools)

	Downstream beyond customers	Use of our customers' products enabling the transition to a circular economy in various applications

	Downstream beyond customers	Use of our customers' products hindering the transition to a circular economy in various applications							Read more on page 235 >

Own workforce	Own operations	Impact on employees through fair labor conditions (Labor conditions)			Own operations
Failure to provide fair labor conditions could result in
unavailability of personnel, disengaged employees, retention and recruitment challenges (Talent attraction, employee
engagement and retention, and Labor conditions)
Read more in Attractive workplace for all

	Own operations	Impact on employees by facilitating professional growth, knowledge and skills development, contributing to continued employability (Learning and development)			Own operations
Failure to foster an equal opportunity environment could result in unavailability of personnel, disengaged employees, and
retention and recruitment challenges (Talent attraction,
employee engagement and retention, and Diversity and
inclusion)

	Own operations	Impact on employees by providing equal treatment and opportunities for all (Diversity and inclusion)			Own operations	Failure to comply with health- and safety-related regulations or implement effective health and safety practices could result in liabilities and reputational risk (Occupational health and safety)

	Own operations	Failure to effectively manage employees' health and well-being could impact their work–life balance and mental health (Well- being, Occupational health and safety)			Own operations	Failure to comply with labor law could lead to sanctions, financial loss or reputational damage (Labor conditions)

	Own operations	Failure to manage occupational health and safety – for example when employees are working with hazardous substances and systems (Occupational health and safety)							Read more on page 260 >

Key
Environmental topics	Positive, actual	Short term
Social topics	Positive, potential	Medium term
Governance topics	Negative, actual	Long term
Negative, potential

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	182

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management (continued)

ESRS topics	Value chain	Our impacts	Time frame	Impact	Value chain	Our risks and opportunities	Time frame	Direction	How we are responding

Workers in the value chain	Upstream and suppliers	Inadequate or poor working conditions in our supply chain (Responsible supply chain)			Upstream and suppliers	Failure to comply with rules and regulations regarding conflict minerals (Responsible supply chain)			Read more in Responsible value chain

	Upstream and suppliers	Lack of access to equal opportunities across our value chain (Responsible supply chain)			Upstream and suppliers	Disruption in the supply chain due to unavailability of workers (Responsible supply chain)

	Upstream and suppliers	Forced and child labor in conflict areas (Responsible supply chain)

	Customers	Impacts on human rights considering risks inherent to the technology industry (Responsible product use)							Read more on page 288 >

ASML specific topics	Downstream beyond customers	Improved quality of life through access to ICT and digital services (Responsible product use)			Downstream beyond customers	Increased demand for microchip-enabled tools and solutions that can help society make progress and address global challenges (Responsible product use)			Read more in Responsible value chain

	Downstream beyond customers	Impacts from potential misuse of technology (Responsible product use)							Read more on page 288 >

	Downstream beyond customers	Society benefiting from support for ESG-focused research, startups, scaleups, platforms and collaboration (ESG innovation)							Read more in Innovation ecosystem Read more on page 297 >

Affected communities	Own operations	Pressure on availability of affordable housing in Veldhoven due to demand from employees (Attractive communities)			Own operations	Failure to create an attractive community for future employees could impact our ability to attract talent (Attractive communities, Inclusive communities)			Read more in Valued partner in our communities

	Own operations	Car congestion and pressure on regional infrastructure due to employee commuting (Attractive communities)			Own operations	Addressing adverse reactions from local communities could impact our ability to effectively manage our business (Attractive communities)

	Own operations	Pressure on social cohesion in Veldhoven local community due to a more diverse local population including ASML expats (Attractive communities, Inclusive communities)			Own operations	Adverse reactions from local communities could impact our ability to grow in Veldhoven (Attractive communities)

	Own operations	Pressure on Veldhoven's regional talent pipeline impacting local companies due to ASML's demand for talent (Inclusive communities)			Own operations	Failure to create an attractive community for future talent could impact our ability to effectively manage our local supply chain output (Attractive communities, Inclusive communities)			Read more on page 306 >

Key
Environmental topics	Positive, actual	Short term
Social topics	Positive, potential	Medium term
Governance topics	Negative, actual	Long term
Negative, potential

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	183

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management (continued)

ESRS topics	Value chain	Our impacts	Time frame	Impact	Value chain	Our risks and opportunities	Time frame	Direction	How we are responding

Business conduct	Upstream and suppliers
Impact on people, the environment and the supply chain
through the management of relationships with suppliers
(Responsible business conduct and compliance (covering
compliance with Business ethics and Code of Conduct and
Anti-bribery and anti-corruption))
					Own operations	Failure to comply with ASML's purpose, vision, mission and values (Purpose, vision, mission and values)			Read more in ESG integrated governance

Across entire value chain
Failure to comply with regulations due to increasing
complexity as we expand into more countries (Responsible
business conduct and compliance (covering compliance with
Business ethics and Code of Conduct and Anti-bribery and
anti-corruption))

Upstream and suppliers
Failure to comply with laws and regulations for supply chain due diligence (Responsible business conduct and compliance
(covering compliance with Business ethics and Code of
Conduct and Anti-bribery and anti-corruption))
Read more on page 322 >

					Customers	Failure to engage customers on environmental and social topics (ESG risk management)			Read more in Strategic report – Performance and risk – Risk – How we manage risk on page 63 >

Across entire value chain
Failure to comply with data privacy regulations or breaches of data privacy (Responsible business conduct and compliance
(covering compliance with Business ethics and Code of
Conduct and Anti-bribery and anti-corruption))
Read more on page 322 >

1. Indirectly, we track the effectiveness of our related policies through the processes we have in place to make our machines more (energy) efficient and reduce the energy use per wafer pass. In collaboration with the industry, we aim to have a better understanding of the GHG emissions caused

Key
Environmental topics	Positive, actual	Short term
Social topics	Positive, potential	Medium term
Governance topics	Negative, actual	Long term
Negative, potential
by the use of our customers’ products and, where possible, we aim to contribute to reducing the negative environmental impacts related to the use of these products.
2. These impacts and risks are currently not covered by targets. Effectiveness of policies and actions in relation to both risks are tracked by ASML. These risks are covered within ASML's risk universe where specified risks are included related to the dissatisfaction of customers and inability to develop and deploy products in a timely manner. Policies and actions are therefore tracked through the ASML ERM framework. No additional qualitative and/or quantitative indicators have been used to monitor progress related to these impacts, risks and opportunities (IROs).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	184

General disclosures	Environmental	Social	Governance
Water usage in the semiconductor industry
Why it matters

Metric	Unit	2024
Total water withdrawal	in 1,000 m3	1,432
Total ultrapure water withdrawal	in 1,000 m3	105
Total water recycled and reused	in %	0.9%
Water intensity	in m3/€m revenue	51
The combination of climate change and increased water
demand means droughts are becoming more extreme
and unpredictable, with water becoming a scarce
resource in some locations.
In comparison to the semiconductor industry as a whole,
the water usage in our own operations is relatively small.
When printing patterns on wafers through lithography,
our systems at our customers' sites use relatively small
amounts of water compared to other steps in the total
semiconductor manufacturing process, such as
chemical mechanical polishing and wafer cleaning.
Our water-related risk is therefore low compared to that
of our customers.
How we’re managing our impact
Despite our relatively low level of water usage, as a
responsible business we promote efficient water use
and recycling across our sites and processes.
Read more in our TCFD Report: Climate-related disclosure,
available at asml.com
In our factories, we use water in three key ways. Firstly,
to remove heat loads and maintain the systems at a
constant temperature – internal cooling circuits are all
designed as ‘closed-loop’ (recycling) systems to limit
water consumption. Secondly, these heat loads are
eventually removed in cooling towers using evaporation
of lower-quality water. And, finally, deep ultraviolet (DUV)
systems use ultrapure water – which is currently only
partially recycled – in the immersion hood.
Our water withdrawal in 2024 was 1,432,410 m3.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	185

General disclosures	Environmental	Social	Governance
Contributing to the UN's Sustainable Development Goals

The United Nations’ (UN) 2030 Agenda for
Sustainable Development provides a shared
blueprint for peace and prosperity for people and
planet, now and in the future.
Why it matters
The UN’s Sustainable Development Goals (SDGs)
represent the global sustainable development agenda
and inform public policy. As a responsible business,
we support the SDGs – and it is critical that we
accelerate action to play our part. Our ESG
sustainability strategy focuses on the six SDGs where
we can contribute most. We are also a signatory to
the UN Global Compact.
How we’re managing our contribution
We contribute to SDG 4 (Quality education) by
developing our people and promoting lifelong
learning opportunities for the communities where we
operate. SDG 8 (Decent work and economic growth)
is covered by our commitment to providing an
attractive workplace promoting sustained, inclusive
growth, full and productive employment, and decent
work for all throughout our supply chain, including
protecting labor rights and promoting a safe and
secure working environment for everyone. Our
contribution to SDG 9 (Industry, innovation and
infrastructure) is demonstrated by our work to build a
resilient ecosystem that fosters innovation while
promoting inclusive and sustainable industrialization.
We contribute to SDG 11 (Sustainable cities and
communities) by working with our community
outreach partners to make cities and human
settlements inclusive, safe, resilient and sustainable.
SDG 12 (Responsible consumption and production)
is covered via our circular economy work and our
work to achieve environmentally sound management
of chemicals and all wastes throughout their life
cycles, in accordance with agreed international
frameworks. We contribute to SDG 13 (Climate
action) by promoting energy efficiency and climate
action across our value chain.

SDG 4	SDG 11
Quality education	Sustainable cities and communities

Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all	Make cities and human settlements inclusive, safe, resilient and sustainable
Our contribution	Our contribution
– Attractive workplace for all Read more on page 260 >	– Valued partner in our communities Read more on page 306 >
– Valued partner in our communities Read more on page 306 >

SDG 8	SDG 12
Decent work and economic growth	Responsible consumption and production

Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all	Ensure sustainable consumption and production patterns
Our contribution	Our contribution
– Attractive workplace for all Read more on page 260 >	– Circular economy Read more on page 235 >
– Responsible value chain Read more on page 288 >	– Responsible value chain Read more on page 288 >

SDG 9	SDG 13
Industry, innovation and infrastructure	Climate action

Build resilient infrastructure, promote inclusive and sustainable industrialization, and foster innovation	Take urgent action to combat climate change and its impacts by regulating emissions and promoting developments in renewable energy
Our contribution	Our contribution
– Innovation ecosystem Read more on page 297 >	– Energy efficiency and climate action Read more on page 195 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	186

General disclosures	Environmental	Social	Governance
Metrics
Metrics in relation to material sustainability
matters
In our ongoing commitment to fostering a
sustainable future, we are steadfast in our
dedication to transparency and accountability. To
gauge the effectiveness of our strategies
concerning material sustainability matters, we use
various metrics, some delineated in the ESRS and
others identified based on our specific entity
characteristic. We remain committed to refining
and enhancing our metrics – to enable us to
continually offer the most accurate and pertinent
information to our stakeholders.
Currency presentation
In instances where the metrics necessitate a
representation in currency, we adhere to the Euro
(EUR), the presentation currency utilized in our
Financial statements – ensuring consistency and
coherence across all financial and sustainability
disclosures.
Tracking effectiveness of policies and actions
through targets
Target details
To focus our sustainability matters, we have set
targets characterized by a defined level, scope,
baseline value and period. They are, where
available and practically applicable, grounded in
scientific evidence and align with international
guidelines where possible.
Methodologies and assumptions
Targets are based on historical data trends and
industry benchmarks, and are aligned, where
possible, with recognized sustainability standards
and legislation.
Stakeholder engagement
We use input from stakeholders in defining our
material topics and setting targets. Through our
ongoing engagement, we discuss our strategy
and targets with our stakeholders.
Changes in targets and metrics
Any adjustments in targets or metrics are
thoroughly documented, including the rationale
behind the changes, to ensure transparency and
maintain the integrity of our sustainability
reporting.
No measurable target
For some sustainability matters it has not proven
possible to develop a target that meets all
requirements to provide the qualitative
characteristics of information. Despite the
absence of a set of measurable, quantitative
targets, we remain committed to tracking the
effectiveness of our policies and actions
concerning material sustainability-related
impacts, risks and opportunities.
In these cases, our tracking processes are
characterized by a defined level of ambition,
using both qualitative and quantitative indicators
to evaluate progress from a base period. If
available, we use external information to assess
the effectiveness of our processes.
We are evaluating the feasibility of setting such
targets in the near future, actively considering the
establishment of measurable, outcome-oriented
targets – and anticipate setting these within the
next two years.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	187

General disclosures	Environmental	Social	Governance
Reference table
The reference table presents the requirements of the ESRS. It indicates where you can find the specific ESRS disclosure requirement, as well as where we have used incorporation by reference or applied for a phase-in provision.
In addition, it includes our list of data points that derive from other EU legislation.

ESRS number	Section title	Related ESRS disclosure requirements	Reference	Explanation
ESRS 2	General disclosures	BP-1 – General basis for preparation of Sustainability statements	•Sustainability statements – General disclosures – Basis for preparation •Sustainability statements – General disclosures – Impact, risk and opportunity management
ESRS 2	General disclosures	BP-2 – Disclosures in relation to specific circumstances	•Sustainability statements – General disclosures – Basis for preparation
ESRS 2	General disclosures	GOV-1 – The role of the administrative, management and supervisory bodies
•Sustainability statements – General disclosures – ESG sustainability governance
•Corporate governance – Corporate governance – Supervisory Board
•Corporate governance – Corporate governance – Board of Management
•Corporate governance – Corporate governance – Other Board-related matters
Includes DR21d Board's gender diversity ratio and DR21e Percentage of independent board members
ESRS 2	General disclosures	GOV-2 – Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	•Sustainability statements – General disclosures – ESG sustainability governance •Corporate governance – Corporate governance – Supervisory Board
ESRS 2	General disclosures	GOV-3 – Integration of sustainability-related performance in incentive schemes	•Sustainability statements – General disclosures – ESG sustainability governance •Corporate governance – Corporate governance – Supervisory Board
ESRS 2	General disclosures	GOV-4 – Statement on due diligence	•Sustainability statements – General disclosures – ESG sustainability governance	Includes DR30 Statement on due diligence
ESRS 2	General disclosures	GOV-5 – Risk management and internal controls over sustainability reporting	•Sustainability statements – General disclosures – ESG sustainability governance
ESRS 2	General disclosures	SBM-1 – Strategy, business model and value chain
•Strategic report – Our business – Our products and services
•Strategic report – Our business – Supporting our customers
•Strategic report – Our business – Our business strategy
•Strategic report – Our business – Driving innovation
•Strategic report – Our business – Our business model
•Sustainability statements – Social – Attractive workplace for all
•Sustainability statements – Social – Responsible value chain
•Sustainability statements – General disclosures – Contributing to the
UN's Sustainable Development Goals

DR40di Undertaking is active in fossil fuel (coal, oil
and gas) sector, DR40dii Undertaking is active in
chemicals production, DR40diii Undertaking is
active in controversial weapons and DR40div
Undertaking is active in cultivation and production
of tobacco not applicable

ESRS 2	General disclosures	SBM-2 – Interests and views of stakeholders	•Strategic report – Our business – Engaged stakeholders •Strategic report – Our business – Our business strategy •Strategic report – Our business – Our marketplace
ESRS 2	General disclosures	SBM-3 – Material impacts, risks and opportunities, and their interaction with strategy and business model	•Sustainability statements – General disclosures – Impact, risk and opportunity management	Phase-in provision applied for DR48e and AR18 (anticipated financial effects)
ESRS 2	General disclosures	IRO-1 – Description of the process to identify and assess material impacts, risks and opportunities	•Sustainability statements – General disclosures – Impact, risk and opportunity management
ESRS 2	General disclosures	IRO-2 – Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	•Sustainability statements – General disclosures – Impact, risk and opportunity management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	188

General disclosures	Environmental	Social	Governance
Reference table (continued)

ESRS number	Section title	Related ESRS disclosure requirements	Reference	Explanation
ESRS 2	General disclosures	MDR-P – Policies adopted to manage material sustainability matters
•Sustainability statements – Environmental – Energy efficiency and climate action – How we’re managing
•Sustainability statements – Environmental – Circular economy – How we’re managing
•Sustainability statements – Social – Attractive workplace for all – How we’re managing
•Sustainability statements – Social – Responsible value chain – How we’re managing
•Sustainability statements – Social – Innovation ecosystem – How we’re managing
•Sustainability statements – Social – Valued partner in our communities –
How we’re managing
•Sustainability statements – Governance – ESG integrated governance –
How we’re managing

ESRS 2	General disclosures	MDR-A – Actions and resources in relation to material sustainability matters
•Sustainability statements – Environmental – Energy efficiency and climate action – Our actions and resources
•Sustainability statements – Environmental – Circular economy – Our actions and resources
•Sustainability statements – Social – Attractive workplace for all – Our actions and resources
•Sustainability statements – Social – Responsible value chain – Our actions and resources
•Sustainability statements – Social – Innovation ecosystem – Our actions and resources
•Sustainability statements – Social – Valued partner in our communities –
Our actions and resources
•Sustainability statements – Governance – ESG integrated governance –
Our actions and resources

ESRS 2	General disclosures	MDR-M – Metrics in relation to material sustainability matters
•Sustainability statements – Environmental – Energy efficiency and climate action – Targets and performance
•Sustainability statements – Environmental – Circular economy – Targets and performance
•Sustainability statements – Social – Attractive workplace for all – Targets and performance
•Sustainability statements – Social – Responsible value chain – Targets and performance
•Sustainability statements – Social – Innovation ecosystem – Targets and performance
•Sustainability statements – Social – Valued partner in our communities –
Targets and performance
•Sustainability statements – Governance – ESG integrated governance –
Targets and performance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	189

General disclosures	Environmental	Social	Governance
Reference table (continued)

ESRS number	Section title	Related ESRS disclosure requirements	Reference	Explanation
ESRS 2	General disclosures	MDR-T – Tracking effectiveness of policies and actions through targets
•Sustainability statements – Environmental – Energy efficiency and climate action – Targets and performance
•Sustainability statements – Environmental – Circular economy – Targets and performance
•Sustainability statements – Social – Attractive workplace for all – Targets and performance
•Sustainability statements – Social – Responsible value chain – Targets and performance
•Sustainability statements – Social – Innovation ecosystem – Targets and performance
•Sustainability statements – Social – Valued partner in our communities –
Targets and performance
•Sustainability statements – Governance – ESG integrated governance –
Targets and performance

ESRS E1	Climate change	GOV-3 – Integration of sustainability-related performance in incentive schemes	•Corporate governance – Remuneration report – Board of Management remuneration •Sustainability statements – Environmental – Energy efficiency and climate action – Targets and performance
ESRS E1	Climate change	E1-1 – Transition plan for climate change mitigation	•Strategic report – Performance and risk – Risk – Risk factors – 5. Operations •Sustainability statements – Environmental – Energy efficiency and climate action – Climate Transition Plan	Includes DR14 Disclosure of transition plan for climate change mitigation; DR16g Undertaking is not excluded from EU Paris-aligned benchmarks
ESRS E1	Climate change	SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	•Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis
ESRS E1	Climate change	IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities
•Sustainability statements – General disclosures – Impact, risk and opportunity management
•Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis

ESRS E1	Climate change	E1-2 – Policies related to climate change mitigation and adaptation	•Sustainability statements – Environmental – Energy efficiency and climate action – How we’re managing •Strategic report – Performance and risk – Risk – Risk factors – 5. Operations
ESRS E1	Climate change	E1-3 – Actions and resources in relation to climate change policies	•Sustainability statements – Environmental – Energy efficiency and climate action – Our actions and resources
ESRS E1	Climate change	E1-4 – Targets related to climate change mitigation and adaptation
•Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis
•Sustainability statements – Environmental – Energy efficiency and climate action – Targets and performance
Includes DR34 GHG emissions reduction targets
ESRS E1	Climate change	E1-5 – Energy consumption and mix	•Sustainability statements – Environmental – Energy efficiency and climate action – Metrics table and Additional disclosures	Includes DR37, DR38, DR40, DR41, DR42, DR43 Energy consumption
ESRS E1	Climate change	E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions	•Sustainability statements – Environmental – Energy efficiency and climate action – Metrics table and Additional disclosures	Includes DR44 Gross Scope 1, 2, 3 and Total GHG emissions and DR 53–55 GHG emissions intensity

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	190

General disclosures	Environmental	Social	Governance
Reference table (continued)

ESRS number	Section title	Related ESRS disclosure requirements	Reference	Explanation
ESRS E1	Climate change	E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	•Sustainability statements – Environmental – Energy efficiency and climate action – How we’re managing
ESRS E1	Climate change	E1-8 – Internal carbon pricing	•Sustainability statements – Environmental – Energy efficiency and climate action – How we’re managing
ESRS E1	Climate change	E1-9 – Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Not included	Phase-in provision applied
ESRS E2	Pollution			Not a material topic based on the outcome of our DMA
ESRS E3	Water and marine resources			Not a material topic based on the outcome of our DMA
ESRS E4	Biodiversity and ecosystems			Not a material topic based on the outcome of our DMA
ESRS E5	Resource use and circular economy	IRO-1 – Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	•Sustainability statements – General disclosures – Impact, risk and opportunity management
ESRS E5	Resource use and circular economy	E5-1 – Policies related to resource use and circular economy	•Sustainability statements – Environmental – Circular economy – How we're managing
ESRS E5	Resource use and circular economy	E5-2 – Actions and resources related to resource use and circular economy	•Sustainability statements – Environmental – Circular economy – Our actions and resources
ESRS E5	Resource use and circular economy	E5-3 – Targets related to resource use and circular economy	•Sustainability statements – Environmental – Circular economy – Targets and performance
ESRS E5	Resource use and circular economy	E5-4 – Resource inflows	•Sustainability statements – Environmental – Circular economy – Metrics table and Additional disclosures
ESRS E5	Resource use and circular economy	E5-5 – Resource outflows	•Sustainability statements – Environmental – Circular economy – Metrics table and Additional disclosures	Includes DR37d Non-recycled waste and DR39 Hazardous waste and radioactive waste
ESRS E5	Resource use and circular economy	E5-6 – Anticipated financial effects from resource use and circular economy-related impacts, risks and opportunities	Not included	Phase-in provision applied
ESRS S1	Own workforce	SBM-2 – Interests and views of stakeholders	•Sustainability statements – General disclosures – Impact, risk and opportunity management
ESRS S1	Own workforce	SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	•Sustainability statements – General disclosures – Impact, risk and opportunity management	Includes DR14f Risk of incidents of forced labor and DR14g Risk of incidents of child labor
ESRS S1	Own workforce	S1-1 – Policies related to own workforce
•Strategic report – Corporate conduct – Respecting human rights
•Sustainability statements – General disclosures – ESG sustainability governance
•Sustainability statements – Social – Attractive Workplace for all – How we're managing

Includes DR20 Human rights policy commitments;
DR21 Due diligence policies on issues addressed
by the fundamental International Labor
Organization (ILO) Conventions 1 to 8; DR22
Processes and measures for preventing trafficking
in human beings and DR23 Workplace accident
prevention policy or management system

ESRS S1	Own workforce	S1-2 – Processes for engaging with own workforce and workers’ representatives about impacts	•Sustainability statements – Social – Responsible value chain – How we're managing

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	191

General disclosures	Environmental	Social	Governance
Reference table (continued)

ESRS number	Section title	Related ESRS disclosure requirements	Reference	Explanation
ESRS S1	Own workforce	S1-3 – Processes to remediate negative impacts and channels for own workers to workforce to raise concerns	•Sustainability statements – Social – Responsible value chain – How we're managing	Includes DR32c Grievance/complaints handling mechanisms
ESRS S1	Own workforce	S1-4 – Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	•Sustainability statements – Social – Attractive workplace for all – Our actions and resources
ESRS S1	Own workforce	S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	•Sustainability statements – Social – Attractive workplace for all – Targets and performance
ESRS S1	Own workforce	S1-6 – Characteristics of the undertaking’s employees	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
ESRS S1	Own workforce	S1-7 – Characteristics of non-employees in the undertaking’s own workforce	Not included	Phase-in provision applied
ESRS S1	Own workforce	S1-8 – Collective bargaining coverage and social dialogue	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
ESRS S1	Own workforce	S1-9 – Diversity metrics	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
ESRS S1	Own workforce	S1-10 – Adequate wages	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
ESRS S1	Own workforce	S1-11 – Social protection	Not included	Phase-in provision applied
ESRS S1	Own workforce	S1-12 – Persons with disabilities	Not included	Phase-in provision applied
ESRS S1	Own workforce	S1-13 – Training and skills development metrics	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
ESRS S1	Own workforce	S1-14 – Health and safety metrics	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
Includes DR88b DR88c Number of fatalities and
number and rate of work-related accidents –
Phase-in provision applied for non-employees;
DR88d Number of cases of recordable work-
related ill health; DR88e Number of days lost to
injuries, accidents, fatalities or illness.

ESRS S1	Own workforce	S1-15 – Work-life balance metrics	Not included	Phase-in provision applied
ESRS S1	Own workforce	S1-16 – Remuneration metrics (pay gap and total remuneration)	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	Includes DR97a Unadjusted gender pay gap and DR97b CEO pay ratio
ESRS S1	Own workforce	S1-17 – Incidents, complaints and severe human rights impacts	•Sustainability statements – Governance – ESG integrated governance – Metrics table and Additional disclosures	Includes DR103a Incidents of discrimination and DR104a Non-respect of UN Guiding Principles on Business and Human Rights (UNGPs) and OECD Guidelines
ESRS S2	Workers in the value chain	SBM-2 – Interests and views of stakeholders	•Sustainability statements – General disclosures – Impact, risk and opportunity management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	192

General disclosures	Environmental	Social	Governance
Reference table (continued)

ESRS number	Section title	Related ESRS disclosure requirements	Reference	Explanation
ESRS S2	Workers in the value chain	SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	•Sustainability statements – General disclosures – Impact, risk and opportunity management	Includes DR11b Significant risk of child labor or forced labor in the value chain
ESRS S2	Workers in the value chain	S2-1 – Policies related to value chain workers	•Sustainability statements – Social – Responsible value chain – How we're managing
Includes DR17 Human rights policy commitments;
DR18 Policies related to value chain workers;
DR19 Non-respect of UNGPs and OECD
Guidelines and Due diligence policies on issues
addressed by the fundamental ILO conventions 1
to 8

ESRS S2	Workers in the value chain	S2-2 – Processes for engaging with value chain workers about impacts	•Sustainability statements – Social – Responsible value chain – How we're managing
ESRS S2	Workers in the value chain	S2-3 – Processes to remediate negative impacts and channels for value chain workers to raise concerns	•Sustainability statements – Social – Responsible value chain – How we're managing
ESRS S2	Workers in the value chain
S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions
			•Sustainability statements – Social – Responsible value chain – Our actions and resources	Includes DR36 Human rights issues and incidents connected to its upstream and downstream value chain
ESRS S2	Workers in the value chain	S2-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	•Sustainability statements – Social – Responsible value chain – Targets and performance
ESRS S3	Affected communities	SBM-2 – Interests and views of stakeholders	•Sustainability statements – General disclosures – Impact, risk and opportunity management
ESRS S3	Affected communities	SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	•Sustainability statements – General disclosures – Impact, risk and opportunity management
ESRS S3	Affected communities	S3-1 – Policies related to affected communities	•Sustainability statements – Social – Valued partner in our communities – How we're managing	Includes DR16 Human rights policy commitments; DR17 Non-respect of UNGPs on Business and Human Rights, ILO principles or OECD Guidelines
ESRS S3	Affected communities	S3-2 – Processes for engaging with affected communities about impacts	•Sustainability statements – Social – Valued partner in our communities – How we're managing
ESRS S3	Affected communities	S3-3 – Processes to remediate negative impacts and channels for affected communities to raise concerns	•Sustainability statements – Social – Valued partner in our communities – How we're managing
ESRS S3	Affected communities
S3-4 – Taking action on material impacts on affected
communities, and approaches to managing material risks and
pursuing material opportunities related to affected communities, and effectiveness of those actions

•Strategic report – Corporate conduct – Respecting human rights
•Sustainability statements – General disclosures – ESG sustainability governance
•Sustainability statements – Social – Valued partner in our communities –
Our actions and resources
Includes DR36 Human rights issues and incidents
ESRS S3	Affected communities	S3-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	•Sustainability statements – Social – Valued partner in our communities – Targets and performance
ESRS S4	Consumers and end-users			Not a material topic based on the outcome of our DMA

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	193

General disclosures	Environmental	Social	Governance
Reference table (continued)

ESRS number	Section title	Related ESRS disclosure requirements	Reference	Explanation
ESRS G1	Business conduct	GOV-1 – The role of the administrative, supervisory and management bodies	•Sustainability statements – Governance – ESG integrated governance
ESRS G1	Business conduct	IRO-1 – Description of the processes to identify and assess material impacts, risks and opportunities	•Sustainability statements – General disclosures – Impact, risk and opportunity management
ESRS G1	Business conduct	G1-1 – Business conduct policies and corporate culture	•Sustainability statements – Governance – ESG integrated governance	Includes DR10b United Nations Convention against Corruption; DR10d Protection of whistle- blowers
ESRS G1	Business conduct	G1-2 – Management of relationships with suppliers		Not a material sub-topic based on the outcome of our DMA
ESRS G1	Business conduct	G1-3 – Prevention and detection of corruption and bribery	•Sustainability statements – Governance – ESG integrated governance
ESRS G1	Business conduct	G1-4 – Incidents of corruption or bribery	•Sustainability statements – Governance – ESG integrated governance	Includes DR24a Fines for violation of anti- corruption and anti-bribery laws; DR24b Standards of anti-corruption and anti-bribery
ESRS G1	Business conduct	G1-5 – Political influence and lobbying activities		Not a material sub-topic based on the outcome of our DMA
ESRS G1	Business conduct	G1-6 – Payment practices		Not a material sub-topic based on the outcome of our DMA

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	194

General disclosures	Environmental	Social	Governance
Environmental at a glance

Our ambition

We aim to reduce the environmental footprint of our operations and supply chain, as well as the environmental impacts of our products and services.

On the following pages, we set out our approach and progress to date.

Energy efficiency and climate action

We aim to reduce our climate impacts,
working closely with our partners and peers in
the entire semiconductor value chain – in our
own operations together with our suppliers, in
our customers’ production processes, and
through reducing the energy used by
semiconductors in operation by enabling
scaling.
We’ll do this by focusing on the following sub-topics:
•Manufacturing and buildings •Purchased goods and services •Logistics •Business travel •Employee commuting •Product use •Impact on ICT and society

We aim to be greenhouse gas neutral across our value chain by 2040.

Read more on page 195 >

Circular economy

	We aim to minimize resource inflows and waste outflows, to generate business value and avoid negative impacts on the planet.	We’ll do this by focusing on the following sub-topics:
•Systems •Parts and tools including packaging and transport tools •Non-product-related (NPR) waste (hazardous and non-hazardous) •Real estate (building renovation and construction)
We aim for zero waste from operations to landfill and incineration by 2030.

Read more on page 235 >

The EU Taxonomy at ASML

In our EU Taxonomy disclosure, we have
classified our environmentally sustainable
economic activities and investments and
report the related economic key
performance indicators of turnover, capex
and opex.
We report on the alignment assessment of
our eligible economic activities and on
ASML meeting the minimum safeguards
constituted chiefly by the OECD Guidelines
and UN Guiding Principles.

Read more on page 250 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	195

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action
We aim to be greenhouse gas neutral across our value chain by 2040

Why it matters

...for the planet	...for ASML

As the world turns to technology to help
solve some of its most pressing challenges,
we provide innovative lithography solutions
for producing microchips that help society
reduce global energy use and mitigate
greenhouse gas (GHG) emissions.[1] Our
goal is to expand the availability of
computing power and data storage
capability while reducing the environmental
impact of our operations, our supply chain
and the use of our products.

Growing demand for enhanced chip
functionality means the complexity and
energy consumption of microchip patterning
is increasing. Limiting global warming in line
with the Paris Agreement to 1.5°C needs
accelerated and increased action; therefore,
we are aiming for GHG neutrality across our
entire value chain by 2040, while energy
demand is increasing. We are also looking
at ways to mitigate our negative climate
impacts, mainly from our products’ energy
consumption and emissions from sourcing
and supply chain activities.
This complex challenge can only be
achieved by working closely with our value
chain partners.

1. To clearly demarcate the scope of our policy on energy efficiency and climate action, please note that ‘climate action’ is defined as mitigation of GHG emissions. Within our policy, we refer to emissions as GHG emissions –
and, of these, CO2 emissions are most material to ASML.

Our 2024 progress:

32.8 kt	12.0 Mt
Scope 1 and 2 CO2e emissions	Scope 3 CO2e emissions
(2025 target: GHG neutral)	(2040 target: GHG neutral)

0.83 kt	5.9 kWh
Scope 3 intensity in CO2e (per €m gross profit)	NXE energy use per wafer pass
(2025 target: 0.93 kt)	(NXE:3800E, measured in 2024) (2025 target: 5.1 kWh)

9%
Commitment of top 80% suppliers
(based on CO2e emissions) to reduce their CO2e footprint by 2030 (2026 target: 75%)

The transition to a business model that strives to maximize energy efficiency across our value chain – and that combats climate change – is important:

...for our customers
Our approach contributes to their objectives to reduce emissions resulting from their use of our products and invites them to collaborate.

...for our employees
ESG sustainability is a key driver of both engagement – our employees feeling engaged and empowered to contribute – and our ability to attract new talent.

...for our suppliers
Our approach contributes to driving ESG sustainability performance and encourages collaboration to exchange experience and reduce emissions.

...for our shareholders
Our approach contributes to investors’ objectives – for example, by improving sustainability performance and reducing (climate-related) investment risk.

...for society
Our approach contributes to societal objectives to reduce energy consumption and emissions – thereby halting the advance of climate change.

Read more about our double materiality process
and identified impacts, risks and opportunities for
this theme in Sustainability statements – General
disclosures – Impact, risk and opportunity
management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	196

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: How we’re managing

Our objective

We want to reduce our climate impacts,
working closely with our partners and peers
in the entire semiconductor value chain – in
our own operations together with our
suppliers, in our customers’ production
processes and through reducing the energy
used by semiconductors in operation by
enabling scaling.
We aim to reach our target of GHG neutrality
across our value chain by 2040 in stages –
across our manufacturing and buildings
(scope 1 and 2) and for business travel and
commuting (scope 3) by 2025, in our supply
chain (scope 3 upstream) by 2030, and from
the use of our products and services by
customers (scope 3 downstream) by 2040.
We are a signatory to the Science Based
Targets initiative (SBTi) and we have SBTi-
approved near-term gross targets for 2025, in
line with the 1.5°C scenario. We aim to obtain
SBTi approval for our 2040 gross targets,
which implies that we aim to reduce our
scope 1 and 2 GHG emissions by 90% and
scope 3 GHG emissions intensity per gross
profit by 97% compared to our base year
2019.
The How we’re managing section reflects our
policy on the Energy efficiency and climate
action topic, which is made publicly available
to our stakeholders via this Annual Report.

	Manufacturing and buildings	Purchased goods and services	Logistics	Business travel

We work with our logistics
suppliers to improve emission
data quality related to
transportation and distribution
services, and we have started
using options to move toward
more sustainable modes of
transportation.

We focus on reducing our
business travel emissions by
applying a strict need-to-travel
policy, increasingly using the
train and electric vehicles for
shorter distances and sourcing
sustainable aviation fuel for part
of our air travel. Beginning in
2025, we plan to compensate
for residual CO2e emissions.

	Within our manufacturing locations and other buildings, we focus on reducing energy consumption, using renewable energy, and – as of 2025 – compensating for residual CO2e emissions.	Via our Strategic Sourcing and Procurement sustainability program, in cooperation with our suppliers, we're aiming to reduce our carbon footprint to achieve GHG neutrality in our supply chain by 2030.

	Employee commuting	Product use	Customers, ICT and society

We focus on improving the data
quality of employee commuting
emissions worldwide, while also
extending emission reduction
initiatives from the Netherlands
to our other locations globally.
Beginning in 2025, we plan to
compensate for residual CO2e
emissions.

When designing new
lithography and metrology
and inspection systems, we
increasingly focus on reducing
their energy consumption.
In cooperation with our
customers, we're committed
to reducing our carbon footprint
to achieve GHG neutrality from
the use of our products and
services by 2040.

Our customers’ products are
used in a wide variety of
applications, impacting
society’s emissions, both
positively and negatively.
In collaboration with the
industry, we aim to have a
better understanding of the
GHG emissions caused by the
use of our customers’ products.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	197

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: How we're managing (continued)

Our approach

Our approach applies to ASML worldwide and
focuses on seven material sub-topics, tailored
to a combination of our organizational structure
and external standards (following the emissions
categorization of the GHG Protocol):
•Manufacturing and buildings
•Purchased goods and services
•Logistics
•Business travel
•Employee commuting
•Product use
•Impact on information and communications
technology (ICT) and society
Read more in Sustainability statements – General
disclosures – Impact, risk and opportunity
management
These sub-topics cover the most relevant
emission categories for ASML across scope
1, 2 and 3, according to the GHG Protocol.
In addition, the ICT industry also has a
material impact on the broader emissions of
society, as defined by our DMA.
There are smaller scope 3 categories that we
do not address explicitly. Although the
resulting GHG emissions reduction is an
integral part of overall target-setting for scope
3, these categories (fuel- and energy-related
activities, waste generated in operations and
end-of-life treatment) make up less than 0.1%
of our total scope 3 emissions.
Read more in Sustainability statements – Circular
economy
Levers for action
We are committed to lowering our carbon
footprint across our operations and in our
supply chain. We are also increasing the
productivity of our products – reducing
their energy consumption per processed
wafer – and are working toward reducing
their absolute energy consumption, to
achieve GHG neutrality across our entire
value chain. We define GHG neutrality as
having our remaining emissions, after
ASML’s efforts to reach our GHG emission
reduction targets, compensated by the
same amount of tonnes (metric tons) of
carbon credits that are verified against
recognized quality standards.
We aim to achieve the above objectives
based on three principles:
Reducing energy use
Through our energy efficiency strategy, we
aim to minimize energy demand across our
value chain by taking the following steps:
Analyze: Understand energy use and GHG
emissions to identify focus areas and
opportunities to improve (as an enabler for
other steps)
Minimize: Minimize the amount of energy
consumed across our value chain by:
•Improving processes to require less
energy
•Improving energy efficiency of equipment,
both by selecting efficient equipment for
our own facility installations and by
designing our products for improved
energy efficiency
•Reusing energy – for example, by reusing
heat from machinery for office heating
Switching to renewable energy
Within our own operations, our focus is on
the shift to renewable electricity as we strive
to substantially reduce our gas consumption
through a combination of energy-saving and
electrification projects. For electricity, this
means firstly that we strive to maximize the
renewable electricity generation on our own
premises. For the remaining need, we aim to
source 100% credible renewable electricity
with the following quality attributes:
•Sustainable sources: Wind, solar, hydro or
geothermal
•Local: As close as possible to where
electricity is used and on the same grid
•Additional capacity: Commercial operation
date (start date of delivering electricity to
the grid) of newly contracted projects
maximally one year ago
•Bundled: Renewable electricity certificates
and electricity bundled in long-term
contracts
•Minimize risks: Screening for material
environmental or social negative impacts
or risks, and/or elements that turn the
environmental business case negative
•Fair price: With a fair market price in the
context of the markets where we operate,
when compared to similar electricity
sources over time
In the upstream and downstream parts of
our value chain, we closely cooperate
with both suppliers and customers to
increase their share of renewable energy
usage (currently focusing on electricity).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	198

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: How we're managing (continued)
Levers for action
Compensating residual emissions
Following the hierarchy outlined above, we
aim to minimize GHG emissions from our
activities as much as possible. Where this
is not feasible, we plan to compensate
emissions from our own operations,
business travel and commuting, by retiring
the same volume of voluntary emission
reduction certificates (VERs, also called
‘offsets’ or ‘carbon credits’) or equivalent,
in a phased approach, starting in 2025.
Although compensating residual emissions
enables us to become GHG neutral, this is
currently not considered a substitute for
reducing our emissions. As part of our
Climate Transition Plan, we have defined
separate (gross) emission reduction targets
that are pursued independently of any
offsetting. We strive to assemble a cost-
effective offset portfolio from projects that
fulfill best-practice quality criteria –
additionality, permanence, accurate
quantification and transparency – and are
validated by leading third-party standards. In
ASML’s offset portfolio only ‘removal’
offsets (nature- and/or tech-based) are
considered eligible.
The composition of our offset portfolio will
be based on combined guidance from
various external sources, such as the
(Revised) Oxford Principles for Net Zero
Aligned Carbon Offsetting, SBTi’s Beyond
Value Chain Mitigation report, peer
benchmarking and regulatory developments
in the EU. We intend that the initial portfolio
to offset our residual emissions (from 2025
onward) will only contain nature-based
removal projects (such as afforestation and
reforestation), since tech-based options
(such as direct air capture) currently have
limited availability and poor cost-
effectiveness. These innovative solutions
may, however, be considered as potential
investment opportunities in our ESG
innovation investment program.
In addition to our selection criteria described
above, we will aim to prioritize sourcing
recent vintage offsets from projects in
regions where we operate. This allows us to
maintain closer oversight of project
governance, including the opportunity for in-
person site visits, and aligns with our goal of
purchasing offsets where the carbon
removal impact has been achieved in recent
years. Offsetting residual emissions will start
in 2025. As of December 31, 2024, ASML
did not hold any VERs based on existing
contractual agreements.
We define our emissions from own activities
that qualify for compensation as of 2025
as our scope 1, scope 2 and scope 3
categories 6 (business travel) and 7
(employee commuting) emissions.
We expect that compensation as of 2030
for the supply chain emissions (our scope 3
categories 1, 2 and 4) will take place in the
upstream value chain, at the level and
expense of our suppliers. For the remaining
product use emissions (scope 3 category
11), we continue our collaboration with
customers to explore the technical
possibilities to eliminate residual emissions.
For more information on details behind each of the
levers, read more in Sustainability statements –
Environmental – Energy efficiency and climate
action – Climate Transition Plan
Making carbon a financial consideration
Our internal carbon price is intended to
guide decision-making in internal business
cases without creating direct monetary
flows. It enables us to consistently factor
externalities from GHG emissions into
business cases, creating increased internal
awareness and supporting capital
expenditure (capex) investments aimed at
reducing carbon emissions and improving
energy efficiency.
The intended scope of our internal carbon
price will initially cover investment
decisions in the emission categories we
most directly control (our scope 1 and 2
emissions) and the use of our products
(scope 3 category 11 emissions), after
which we will look to expand the scope of
our internal carbon price to external
emission categories in collaboration with
our value chain partners.
The internal carbon price is currently not
used in asset valuations in the
Consolidated financial statements.
In 2024, our initial internal carbon price has
been defined at €200 per tonne of CO2e,
indexed with 4% per year by default.
We considered reference points such as
carbon credits based on EU European
Trading System (ETS) historical prices and
forecasts, willingness-to-pay benchmarks
based on a 30+ ICT industry peer group
analysis, and cost-to-society benchmark
studies in the Intergovernmental Panel on
Climate Change (IPCC) report and in US
Environmental Protection Agency (EPA)
guidance. Our internal carbon price will
be reviewed structurally on an annual
basis, and on an ad hoc basis when
circumstances arise, to ensure it remains
aligned with our ESG ambition level.
We are currently rolling out this mechanism
and aim to use the internal carbon price for
all investment decisions in the intended
scope by 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	199

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate Transition Plan

Introduction

Climate change is a global challenge that
requires urgent action by everyone. We have
been working hard to further strengthen and
execute our climate strategy for many years,
both internally in our operations and
externally with partners in our entire value
chain. We announced our climate ambitions
in 2021 to strengthen collaboration with our
suppliers and customers to mitigate our
negative climate impacts. To reduce
emissions from our own facilities, ASML is
currently executing its third five-year energy
savings master plan, and is increasing the
use of renewable electricity. Together with
our suppliers, we are working to jointly
reduce the carbon footprint of our supply
chain. In addition, we have an ongoing focus
in our research and development (R&D)
processes to increase the energy efficiency
of our products.
Our Climate Transition Plan is our strategic
roadmap that underpins our ambition to
align with the goals of the Paris Agreement
which states that, to keep global warming
below 1.5°C, GHG emissions need to be
reduced by 45% by 2030 and reach net zero
by 2050. However, according to the latest
climate science, the scenario to keep global
warming below 1.5°C is slowly getting out of
reach. We feel the world, including us, needs
to move faster – so we aim to be GHG
neutral across our value chain by 2040.
We commit to taking ambitious action by
driving our Climate Transition Plan in each of
the emission categories.
The base year for our Climate Transition
Plan is 2019 – selected as this was not
impacted by COVID-19, commonly used in
guidance and governmental targets, and it
aligns with the base year for our SBTi-
approved near-term targets (approved in
2021). The projected actions are all allocated
to the relevant improvement levers (1.
Reducing energy use, 2. Switching to
renewable energy and 3. Compensating
residual emissions).
Our Climate Transition Plan is embedded in
our business strategy to deliver on our ESG
sustainability ambitions. Responsibility for its
execution lies with the business. The
concrete actions executed in the past and
toward the future as described in this plan
are determined in collaboration between our
ESG Sustainability team and the business
through cross-functional meetings.
To ensure sufficient resources are allocated
in a timely manner throughout the business,
the actions of our Climate Transition Plan
are also embedded in our financial planning
cycles – with implementation strengthened
by an internal carbon price as described in
the previous section. The Board of
Management has adopted the Climate
Transition Plan, and it is discussed in the
ESG Committee of the Supervisory Board.
We commit to updating our Climate
Transition Plan on (at least) an annual basis
to ensure assumptions and projections are
reasonable in view of the latest information.
We welcome stakeholder feedback to
enable us to further increase the
effectiveness of our actions and
communication.

Levers for action

We aim to achieve our emission targets by
working on three improvement levers, as
described in the 'How we're managing'
section. Below we disclose the reduction
potential of each of these levers for our
scope 1, 2 and 3. The order below also
indicates the hierarchy of our efforts to
mitigate our climate change impacts.
1. Reducing energy use
We expect the key actions related to this
improvement lever to deliver roughly half of
the scope 1 and 2 emission reduction
needed to reach our reduction target of
90%.
For scope 3, we also expect the key
actions of this improvement lever to
contribute roughly half of the emission
reductions in our Climate Transition Plan –
see our scope 1, 2 and 3 pathway visuals.
2. Switching to renewable energy
We expect the key actions related to this
improvement lever to deliver roughly half of
the scope 1 and 2 emission reduction
needed to reach our reduction target of
90%.
For scope 3, we expect that this lever has a
reduction potential of roughly half of our
scope 3 emission reductions toward 2040,
excluding the impact of external trends
(global decarbonization). This lever
therefore only includes the efforts across
our value chain to adopt higher levels of
renewable energy.

3. Compensating residual emissions
We aim to achieve our GHG neutrality
targets first by reducing energy
consumption and then by switching to
renewable energy, so a minimized volume
of residual emissions must be
compensated. We plan to compensate
residual emissions from our manufacturing
and buildings, business travel and
employee commuting as of 2025.
We require our suppliers to deliver carbon-
neutral products (and therefore offset any
residual emissions for products delivered
to ASML) as of 2030. For our 2040
ambition, we assume our customers will
move toward 100% renewable electricity.

By closely collaborating with our semiconductor partners, we aim to be GHG neutral across our value chain by 2040
Emissions category
Improvement lever
2025 target
2030 target
2035
2040 target
2045
2050 Paris Agreement
Scope 1 & 2
Manufacturing and buildings
Reduce energy use
Use renewable energy
Compensate any residual emissions as of 2025
Greenhouse gas neutral
Continue to drive energy efficiency and renewable energy
Scope 3
Business travel and commuting
Reduce energy use
Use renewable energy
Compensate any residual emissions as of 2025
Greenhouse gas neutral
Help society limit global temperature rise to 1.5°C
Supply chain
Collaborate to source GHG neutral products:
Set low-carbon design specifications
Support transition to renewable energy
Obtain commitment from suppliers to compensate any residual emissions from products to ASML as of 2030
Greenhouse gas neutral
Continue collaboration
Product use
Collaborate to eliminate emissions from product use:
Improve energy efficiency of ASML products
Support industry effort to improve access to affordable renewable energy, facilitating customers to source 100% renewable electricity by 2040
Collaborate as semiconductor industry to scale credible carbon removal options
Greenhouse gas neutral

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	200

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate Transition Plan (continued)

Levers for action

GHG neutral ambition
In 2021, we presented our roadmap to GHG
neutrality across the value chain by 2040.
We defined GHG neutrality targets for each
of the material sub-topics related to energy
efficiency and climate action as depicted on
the right. Definitions have been updated in
line with the ESRS, and gross reduction
targets will be presented in the following
sections to explain how we aim to maximize
our emission reduction activities to achieve
our ambitions by 2040.
In previous years, we have published 'net
zero' ambitions toward 2025, 2030 and
2040 for our entire value chain. The CSRD
and the accompanying ESRS have adopted
the use of net zero terminology in line with
the most recent SBTi guidance. To avoid
confusion with the updated net zero
terminology and because our
decarbonization ambitions involve the use of
carbon credits, we decided to use the
terminology ‘greenhouse gas neutral’ to
describe our climate ambitions toward 2025,
2030 and 2040, as first announced in 2021.
We acknowledge that our success in
achieving our GHG neutrality targets
depends significantly on actions by other
parties; and need to work closely together
with our customers, suppliers and other
partners in our ecosystem. We have already
intensified our collaboration across the
industry value chain and will continue on this
path to drive ambitious climate action in our
industry.
The diagram on the right illustrates our
journey to GHG neutrality across our value
chain by 2040 for our most material
emission categories.
In 2024, we continued our short-term SBTi
targets, which we aim to reach by 2025.
In 2025, we aim to submit our near-term
target toward 2030 to SBTi for continuation,
and our long-term target toward 2040,
which are expected to be validated by SBTi
in the course of 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	201

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate Transition Plan (continued)

Science Based Target initiative (SBTi)

The Corporate Net-Zero Standard of
the SBTi is the world’s pre-eminent
framework for corporate net-zero target-
setting in line with climate science. It
includes the guidance, criteria and
recommendations companies need to
set science-based net-zero targets
consistent with limiting global temperature
rise to 1.5°C.
According to SBTi, companies can set
both absolute or emission intensity
targets. In absolute terms, the aim for
these targets is to roughly halve
emissions before 2030, while in the longer
term companies must cut all possible
emissions – usually more than 90% –
before 2050. For long-term emission
intensity targets, the required minimum
intensity reduction is 97%. We have
defined intensity as CO2e emissions per
unit of gross profit.

Scope 1 and 2 – Manufacturing and
buildings emissions
Our ambitions and progress
On the next page we visualize our projected
pathway to reduce our scope 1 and 2
emissions toward 2040. For total scope 1
and 2 emissions, the 2019 baseline value is
60 kt CO2e. In 2024, we expanded our
reporting boundaries for scope 1 and 2
emissions to include all premises owned and
leased by ASML. We also incorporated
emissions from our lease cars in our scope 1
and 2 calculation, leading to an increase in
base year emissions.
To help to ensure we are consistent with our
transition pathway – which is in line with the
objective of the Paris Agreement – we have
determined the following ambitions:
•Reduce absolute scope 1 and 2 GHG
emissions by 25.2% by 2025 from a 2019
base year: This ambition is validated and
approved by the SBTi in 2021, under the
‘near-term’ category. In 2024, with
emissions of 33 kt CO2e, we have already
reduced absolute scope 1 and 2 emissions
from 2019 by 46%, exceeding the SBTi
target.
•Reduce absolute scope 1 and 2 GHG
emissions by 75% by 2030 from a 2019
base year: We aim for CO2e emissions
below 15 kt by 2030.
•Reduce absolute scope 1 and 2 GHG
emissions by 90.0% by 2040 from a 2019
base year: We aim to lower our emissions
to below 6 kt CO2e by 2040.
•GHG neutral operations (scope 1 and 2)
by 2025: To achieve GHG neutrality, we
will use offsetting.
Avoided and reduced emissions
Avoided and reduced emissions are defined
by comparing a scenario of growth at
constant emission intensity since 2019
(dotted blue line), to a scenario that reflects
the historic emissions trajectory and
business-as-usual growth as of 2024 (dotted
pink line).
For the scenario of growth at constant
emission intensity (ktCO2e/€m gross profit)
we used the 2030 moderate sales
opportunity and mid-point to mid-point
gross margin guidance from the 2024
Investor Day, and for the purpose of the
Climate Transition Plan only, we modeled
further growth from 2030 toward 2040.
For the business-as-usual growth scenario,
we do not anticipate growth in absolute
emissions, as we aim to develop gas-free
new buildings if and when our potential
growth requires so.
Taking into account the 2024 worldwide
scope of our manufacturing and buildings
emissions, we have been able to reduce our
scope 1 and 2 emissions from 60 kt to 33 kt
between 2019 and 2024 by deploying our
energy savings master plan of 2020–2025 –
achieving energy savings by, for example,
reusing waste heat from our factories for
office conditioning through our energy grids,
installing solar panels,
replacing chillers and optimizing the use of
air-conditioning systems. We have also been
working to increase the amount of
renewable electricity purchased for our
premises in multiple locations around the
world, covering large industrial locations in
Berlin and South Korea for the first time this
year.
Key actions for scope 1 and 2
In addition to past actions, the contribution
of future key actions to reach our 2040
target is shown at the right-hand side in the
visual.
Our energy savings master plans 2020–2025 and
2026–2030 – Improvement lever: Reduce
This includes, among other actions, the
reduction of natural gas consumption by
energy efficiency measures and
electrification for our main industrial
locations in the US, and increasing solar
capacity on our own buildings/premises.
Renewable electricity sourcing – Improvement
lever: Renew
We are driving a shift to renewable energy
by increasing the share of direct green
electricity purchases from renewable
electricity generated close to our premises.
In the Netherlands, we have a 10-year
purchase agreement for green electricity for
our installations toward 2030. In 2023, we
secured a long-term power purchase
agreement (PPA) in Taiwan, which became
operational in 2024. Additionally, we secured
a yearly contract in South Korea in 2024,
and a two-year contract in Germany that
extends through the end of 2025.
Further gas reduction and green gas sourcing –
Improvement levers: Reduce and Renew
In 2024, we started to assess further gas
reduction possibilities and the 'green/
renewable gas' market for gaseous fuels that
are produced from renewable sources and
are more sustainable alternatives than
conventional fossil-fuel-based natural gas.
We will soon decide whether we want to
include this option in our mid- to long-term
purchase portfolio.

Scope 1 historic emissions[1]
Scope 2 historic emissions[1]
Emission target trajectory
'Renewable' lever
'Reduce' lever
Our pathway toward our scope 1 and 2 emission targets
kt CO_2e
200
150
100
50
0
Growth at constant emission intensity
2025 SBTi target[2] 25.2% emission reduction vs. 2019
2030 target[3] 75% emission reduction vs. 2019
2040 target[3] 90% emission reduction vs. 2019
Avoided/reduced emissions[4]
Business-as-usual growth as of 2024
Key actions
9
9
9
< 6
Energy savings master plans
Renewable electricity sourcing
Further gas reduction or green gas
Scope 1 and 2 target emissions in 2040
2019
2020
2021
2022
2023
2024
2025
2030
2040
GHG neutrality target:
Scope 1 and 2 emissions (manufacturing and buildings)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	202

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate Transition Plan (continued)
1.Historic values shown in the visual reflect the current reporting scope and calculation methodology and may deviate from reported values in previous Annual Reports, as those were based on the reporting scopes and calculation methodologies used in the respective years.
2.In addition to our SBTi validated target from 2021, the Supervisory Board has applied an LTI performance measure on scope 1 and 2 emissions for the 2023-2025 period. Read more in the Board of Management remuneration section.
3.In 2025, we aim to submit our near-term and long-term targets toward 2030 and 2040 to SBTi for continuation.
4.The description of avoided and reduced emissions, included on the next page, is on ASML’s company level, which differs from the guidance by the GHG Protocol on estimating and reporting avoided emissions, which is on product level.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	203

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate Transition Plan (continued)
Scope 3 emissions
Scope 3 emissions include both upstream
and downstream activities, and mainly
comprise emissions generated in our supply
chain, through business travel and
commuting, and through use of our products
at our customers’ sites. We measure
progress in reducing our scope 3 emissions
by emission intensity – that is, total scope 3
emissions (tonnes CO2e) against total gross
profit (€ millions) and absolute reduction.
Our ambitions and progress
We illustrate our projected pathway to
reduce our scope 3 emissions toward 2040.
The baseline value in 2019 is 7.6 Mt CO2e.
To ensure we are consistent with our
transition pathway – which is in line with the
objective of the Paris Agreement – we have
determined the following ambitions for our
total scope 3 emissions:
•Reduce scope 3 GHG emissions 35.3%
per €m gross profit by 2025 from a 2019
base year: This ambition is validated and
approved by the SBTi under the ‘near-
term’ category and represents an intensity
reduction of 1.44 kt per € million gross
profit. Our scope 3 emissions intensity for
2024 was 0.83 kt CO2e per € million gross
profit. We aim for CO2e emissions below
15.7 Mt by 2025. We are still on track to
achieve our SBTi target of 0.93 kt CO2e
per € million expected gross profit in 2025.
•Reduce scope 3 GHG emissions 55.0%
per €m gross profit by 2030 from a 2019
base year: We aim for CO2e emissions
below 19.5 Mt by 2030.
•Reduce scope 3 GHG emissions 97.0%
per €m gross profit by 2040 from a 2019
base year: We aim for CO2e emissions
below 2.3 Mt by 2040.
In 2024, in absolute terms, scope 3
emissions accounted for 12.0 Mt – or
99.7% – of our total emissions footprint.
Of this 12.0 Mt, 5.5 Mt were ‘upstream’
emissions – mainly related to the goods and
services we buy and ship – and including 0.1
Mt from business travel and commuting. 6.6
Mt were indirect ‘downstream’ emissions
from the use of sold products at our
customers’ sites. We expect emissions to
continue rising in the short term due to our
continued growth and more complex
products. To ensure we meet our ambition,
we need to work together with our value
chain partners to stabilize and then decrease
emissions – for example, by increasing the
capacity of renewable electricity in some
regions of the world.
Avoided and reduced emissions
Avoided and reduced emissions are defined
by comparing a scenario of growth at
constant emission intensity since 2019
(dotted blue line), to a scenario that reflects
the historic emissions trajectory and
business-as-usual growth as of 2024 (dotted
pink line). The difference between these two
lines visualizes the combined impact of
efficient scaling (avoided emissions) and
past actions (reduced emissions).
For the scenario of growth at constant
emission intensity (ktCO2e/€m gross profit)
we used the 2030 moderate sales
opportunity and mid-point to mid-point
gross margin guidance from the 2024
Investor Day, and for the purpose of the
Climate Transition Plan only, we modeled
further growth from 2030 toward 2040.
For the business-as-usual growth scenario,
we modeled the projected 2040 scope 3
emissions based on progress made so far
with our reduction efforts (2024 emissions)
and expected scaling of different parameters
that drive emission growth, such as the
number of systems sold and employee
headcount.
Global decarbonization
Global decarbonization reflects the assumed
emission reductions from the external trend
of electricity grids gradually shifting to more
renewables, and as a result decreasing the
emission factors of average grid electricity.
This is considered an exogenous effect and
is therefore not considered part of our
emission reductions. Global decarbonization
is modeled based on current global emission
factors and the foreseen global emission
factors toward 2030 and 2040 as per the
International Energy Agency (IEA) database.
Key actions for scope 3
The contributions of our key actions toward
our targets are visualized on the next page.
Detailed explanations can be found in the
sections ‘Key actions for scope 3 supply
chain and logistics emissions’ and ‘Key
actions for scope 3 product use emissions’
starting on the page after the next visual.
Innovation gap
The innovation gap shows the additional
emission reductions needed, after the
current key actions, in order to reach the
2040 target. We aim to close the innovation
gap in collaboration with our supply chain
partners and customers based on additional
actions to be taken and agreed upon in the
(near) future.

Our pathway toward our scope 3 emission targets

Supply chain emissions[1]
Product use emissions[1]
Emission target trajectory
'Renewable' lever
'Reduce' lever
Mt CO_2e
50
40
30
20
10
0
2025 SBTi target 35.3% emission intensity reduction vs. 2019
2030 target[2] 55% emission intensity reduction vs. 2019
2040 target[2] 97% emission intensity reduction vs. 2019
Business-as-usual growth as of 2024
Growth at constant emission intensity
2019
2020
2021
2022
2023
2024
2025
2030
2040
Avoided/reduced emissions[3]
21.0
Global decarbonization
4.0
Product use: energy reduction roadmaps
0.2
Logistics: air-to-ocean project
8.0
Supply chain: commitments from suppliers
4.0
Product use: renewable energy at customers via SCC
0.1
Business travel and employee commuting reduction efforts[4]
3.0
Innovation gap
< 2.3
Residual emissions[5]
Key actions
GHG neutrality target:
Business travel
Employee commuting
Supply chain
Entire value chain

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	204

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate Transition Plan (continued)
1.Historic values shown in the visual reflect the current reporting scope and calculation methodology and may deviate from reported values in previous Annual Reports, as those were based on the reporting scopes and calculation methodologies used in the respective years.
2.In 2025, we aim to submit our near-term and long-term targets toward 2030 and 2040 to SBTi for continuation.
3.The description of avoided and reduced emissions, included on the next page, is on ASML’s company level, which differs from the guidance by the GHG Protocol on estimating and reporting avoided emissions, which is on product level.
4.Historic emissions for business travel and employee commuting are too small to be included in the visual.
5.The absolute amount of residual emissions shown in the visual is equivalent to the -97% intensity target based on current Climate Transition Plan modelling assumptions but is not a company target by itself.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	205

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate Transition Plan (continued)
Scope 3 – Business travel and commuting
emissions
Our progress and ambitions
For scope 3 business travel and commuting,
we take 97 kt and 42 kt as the respective
2019 baselines.
We have seen a significant drop between
2020 and 2022 due to the COVID-19 travel
restrictions – and an increase since.
However, in 2024 our business travel
emissions are 65 kt and our commuting
emissions are 36 kt. Total business travel
and commuting emissions for 2024 add up
to 101 kt. Compared with the baseline, the
decrease is mainly related to the travel
budget restrictions offset with an increase of
employees commuting to work.
We have determined the following ambition
for our business travel and commuting
emissions:
•Become GHG neutral for scope 3
emissions from business travel and
commuting by 2025
Read more about the actions related to these scope
3 categories in Sustainability statements –
Environmental – Energy efficiency and climate
action – Business travel and Employee commuting
Scope 3 – Supply chain (purchased goods
& services) and logistics emissions
Our progress and ambitions
The 2019 baselines for scope 3 supply chain
and logistics emissions are respectively
2,841 kt and 213 kt, adding up to a total of
3,054 kt.
Within the supply chain, our related
emissions have increased compared to the
2019 baseline, primarily caused by our
growth and accompanying spend. As we
have calculated our emissions based on
spend, this is a logical trend. We have been
working on improving data quality through
closer collaboration with our suppliers, as an
enabling step to reduce our supply chain
emissions in the near future. In 2024, our
supply chain emissions were 5,032 kt and
our logistics emissions were 322 kt, adding
up to a total of 5,354 kt.
For our supply chain and logistics emissions,
we have determined the following ambition:
•Become GHG neutral for scope 3
emissions from supply chain and
logistics by 2030
Key actions for scope 3 supply chain
and logistics emissions
Supplier commitments to reduce emissions by
2030 – Improvement levers: Reduce and Renew
One of our main actions is closer
collaboration with our suppliers, as part
of our Strategic Sourcing & Procurement
(SS&P) ESG sustainability program.
We actively engage and collaborate with
our supply chain partners to adopt more
sustainable sourcing practices and ask them
to commit to reducing or offsetting their
scopes 1, 2 and 3 emissions by 2030.
As part of our program, we also encourage
our suppliers to develop roadmaps to use
more renewable energy where possible.
This is reflected in some of the industry
partnerships we participate in, such as our
partnership with SEMI – through which we
advocate within the industry to reduce
emissions and increase the availability of
renewable energy in regions with limited
capacity.
From air to ocean freight in logistics operations –
Improvement lever: Reduce
We have developed a program to increase
return shipments (of empty containers) by
sea, as opposed to the current common
practice of returning shipments by air.
In 2024, we transported our first new deep
ultraviolet lithography (DUV) and YieldStar
systems to a customer via ocean freight and
aim to use this method for more outbound
shipments in the future.
Scope 3 – Product use emissions
Our progress and ambitions
The baseline for scope 3 product use
emissions is 4,374 kt in 2019. Emissions
related to the use of our products have also
seen an increase between 2019 and 2024
due to growing sales volumes. In 2024, our
product use emissions were 6,569 kt.
However, we do see decreasing energy use
per wafer pass. We measure the energy
efficiency of our systems on total energy
consumption per system and per wafer
pass.
We have worked on energy efficiency
roadmaps for our different product
categories – extreme ultraviolet lithography
(EUV), DUV, and metrology and inspection
systems – to ensure less energy is required
to produce a chip, providing the opportunity
for our customers to reduce their scope 2
emissions. However, the biggest impact is
achieved by customers purchasing green
electricity for their manufacturing locations,
which we are further stimulating through
active participation in the Semiconductor
Climate Consortium (SCC).
For our product use emissions we have
determined the following ambition:
•Become GHG neutral for scope 3
emissions from product use by 2040
Key actions for scope 3 product use emissions
Energy reduction roadmaps 2030 (EUV, DUV,
metrology and inspection) – Improvement lever:
Reduce
The largest portion of our (indirect) GHG
emissions arises during use of our systems
at customers’ factories. In order to reduce
those emissions, we develop system
roadmaps that aim to improve the energy
efficiency of all our main product lines (EUV,
DUV, metrology and inspection systems,
and computational lithography). These
roadmaps have been developed toward
2030 (with draft numbers until 2040) and are
updated on a regular basis to ensure
adoption of the latest technologies in future
products.
Concrete examples include the introduction
of sleep modes for our lithography systems
to reduce power consumption when not in
use, actions to improve the energy efficiency
of the EUV source, and actions to make our
future EUV systems compatible with higher-
temperature cooling water.
Semiconductor Climate Consortium (SCC) –
Improvement lever: Renew
The largest portion of emission reductions
during the use phase of our systems at
customer sites can be achieved if customers
switch to renewable electricity sources.
Therefore, we actively promote industry-
wide collaboration to reduce GHG emissions
across our value chain – through both direct
engagement with customers and industry
collaborations such as the SCC. Being one
of the founding members of the SCC, we
work together with our value chain partners
to commit to becoming more transparent by

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	206

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate Transition Plan (continued)
reporting progress on scopes 1, 2 and 3
emissions annually, setting near- and long-
term decarbonization targets with the aim of
reaching GHG neutrality by 2040, and
improving collaboration to align on sharing
best practices, technology innovations and
communication channels to continuously
reduce GHG emissions.
Dependencies, challenges and locked-in
emissions
To achieve our ambitions, we are dependent
on the actions taken by our customers
(uptake of renewable energy) and suppliers
(for example compensating residual
emissions from products to ASML). The
complexity of our supply chain with a long
tail existing of many different tiers is adding
additional challenges. We are also
dependent on the accessibility of affordable
low-carbon energy, which is not available in
all regions where we and our suppliers and
customers operate. Lastly, we are aware
that the availability of carbon credits might
be impacted by an increasing market
demand toward 2030 and 2040.
We also have to consider potential locked-in
GHG emissions – which are emissions
caused by our assets and products sold
within their operational lifetime. We still use
gas boilers at multiple locations, and it may
take years to replace these with low-carbon
alternatives.
Our products, including critical components
such as the EUV light source and the wafer
and reticle stages, consume significant
amounts of energy. We are developing
energy efficiency roadmaps aimed at
minimizing this energy consumption as
much as possible. However, whether the
remaining energy use results in locked-in
emissions largely depends on the availability
of affordable low-carbon energy to achieve
our ambitions toward 2040. As an active
founding member of the SCC, we
collaborate with industry partners and
governments to promote the availability and
access to renewable electricity in the regions
where our customers operate.
We also foresee a challenge in our supply
chain regarding hard-to-abate emissions, for
example in purchasing low-carbon raw
materials such as steel and aluminum. Both
these materials are used in our products and
account for most of the weight of our
machines. Currently there are no viable low-
carbon alternatives and the production
industries for both these materials are not
aligned with the Net Zero Emissions by 2050
(NZE) Scenario provided by the International
Energy Agency (IEA).
We will explore opportunities in these areas.
As an example, we are working on more
sustainable design principles for our
systems, products and processes to
maximize reusability and recyclability of
these materials, such as opting for mono-
material components. We also collaborate
with suppliers to look into using materials
that can be upgraded, refurbished or
repaired, and thus reused.
When no longer usable, we look into
materials to be recycled, and aim to use
more recycled content in raw materials.
Lastly, we are also looking into sourcing
certified materials to ensure these type of
materials adhere to internationally recognized
sustainability standards.
Potential impact of changes
in our product portfolio
To determine the emission-reduction
trajectory for our Climate Transition Plan, we
use an internal modeling tool – enabling us to
calculate different pathways. The
development over time of our sales product
mix (EUV and DUV lithography systems,
metrology and inspection systems,
computational lithography solutions, and
system and process control software) is
modeled in line with our public guidance, as
disclosed during our most recent Investor Day
– which indicates that toward 2030, we
expect a gradual shift to larger percentages of
EUV systems sold. We have not included any
scenarios in which the future developments of
new and existing product families have been
modeled, as we do not yet have a sufficiently
clear view on the potential emission increases
or reductions.
Toward the future, we will keep monitoring
these innovative developments, and where
needed incorporate these in our plans.
Climate Transition Plan investments
In order to achieve our ESG sustainability
and climate action ambitions toward 2030
and 2040, we need to make significant
investments. These include:
•Capital expenditure (e.g. purchasing
equipment to make our factories and other
facilities more energy efficient, as well as
lease contracts for new and/or renovated
buildings)
•Operating expenditure (e.g. investment in
innovation, research and development to
further improve the energy efficiency of our
product portfolio)
The investments in our key environmental
sustainability actions resulting from our
Climate Transition Plan are described in the
topic-specific sections following. Where
applicable, the link to our EU Taxonomy
assessment is described. The alignment
assessment of our eligible investments is
included in our EU Taxonomy disclosure.
There we also assess if our key economic
activity (CE 1.2 Manufacture of electrical and
electronic equipment) is, according to the
Environmental Delegated Act, substantially
contributing to the transition to a circular
economy.
Due to the nature and complexity of
lithography systems, we are currently
unable, and expect in the near future to be
unable, to meet all the technical screening
criteria from the EU Taxonomy, as explained
in our Circular Economy section. We do
support the transition to a sustainable
economy by means of our key actions and
related investments made as part of our
circular strategy and for our climate action
pathway to reach GHG neutrality by 2040.
Read more in Sustainability statements –
Environmental – EU Taxonomy
EU-Paris-aligned benchmarks
Paris-aligned benchmarks are indices where
the total GHG emission levels of all
underlying assets are aligned with the Paris
Agreement, which aims to limit the rise in
global temperatures to well below 2°C above
pre-industrial levels, and to pursue efforts to
keep the rise to 1.5°C. Companies can be
excluded from these benchmarks if they
significantly harm one or more of the
environmental objectives of the EU. ASML is
not excluded from EU Paris-aligned
benchmarks.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	207

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Manufacturing and buildings

Our scope

In scope are our scope 1 and 2 emissions
from manufacturing and buildings, which
include our manufacturing locations and
both owned and leased office locations
worldwide. From 2024 onward, we report on
all buildings (160+ in total). The baseline
values are updated accordingly. In our base
year (2019), our reporting scope was 20
buildings, which at the time accounted for
more than 95% of our emissions.
Scope 1 emissions comprise direct CO2
emissions from the use of natural gas and
process CO2 in our operations, and the
usage of lease cars. The larger part of our
natural gas consumption is for heating and
humidification of our buildings.
Scope 2 emissions arise from our purchased
electricity, which accounts for approximately
80% of our energy use. Most of our
electricity consumption relates to the
manufacturing of chipmaking equipment –
assembly and testing of lithography,
metrology and inspection systems – and
maintaining consistent climate conditions
such as temperature, humidity and air
quality.
Read more about our scope 1 and 2 calculation
methodology in Sustainability statements –
Environmental – Energy efficiency and climate
action – Additional disclosures – Methodology on
metrics

Why it matters: Impacts, risks and opportunities

For manufacturing and buildings, we have identified the following:

Impacts:

Energy use and GHG emissions from manufacturing and buildings (scope 1 and 2)
Impact on grid and energy availability through our manufacturing and buildings (scope 1 and 2)

Risks and opportunities:

Read more about climate-related risks and
opportunities in Strategic report – Performance
and risk – Risk and Sustainability statements –
Environmental – Energy efficiency and climate
action – Climate resilience analysis

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Scope 1 – Direct emissions from fossil fuels in our operations (kt)	kt	23.5	GHG neutral	2025	On track ò
Scope 2 – Indirect emissions from energy consumption (kt) (market-based)	kt	9.3	GHG neutral	2025	On track ò
Energy savings worldwide through projects (in TJ) – cumulative	TJ	100	100	2025	On track ò
Renewable electricity (in % total electricity purchased – scope 2)%		96%	100%	2025	Work to be done ■
Become GHG neutral for scope 1 and 2
emissions from our manufacturing and
buildings by 2025
We have been able to reduce our scope 1
and 2 emissions from 60 kt to 33 kt between
2019 and 2024 by deploying our energy
savings master plan of 2020–2025 and
purchasing more renewable electricity.
Our GHG emission reduction targets and
progress on scope 1 and 2 are discussed in
detail in our Climate Transition Plan. The
residual emissions will be compensated as
of 2025 to reach our target. Our projected
pathway to GHG neutrality is visualized on
the next page.
We have defined two additional targets
related to manufacturing and buildings:
Achieve energy savings of 100 TJ/year by
2025 through infrastructural projects
executed in the period 2021–2025 in our
own operations worldwide
In 2024, as part of our energy savings
master plan, we executed key projects in the
Netherlands, the US, Germany (Berlin) and
Taiwan, resulting in 53 TJ of annual energy
savings.
Total energy savings amounted to 100 TJ as
a result of projects executed between 2021
and 2024.
Of the total target of 100 TJ per year from
projects, 13 TJ per year was achieved in
2021, 19 TJ per year in 2022 and an
additional 15 TJ per year in 2023.
Purchase 100% renewable electricity for
our own operations worldwide by 2025
At the end of 2024 the share of renewable
electricity was 96%, against our target of
100%. This level was achieved by securing a
long-term power purchase agreement (PPA)
in Taiwan in 2023, which became
operational in 2024, and similar agreements
in Germany and South Korea which were
secured in 2024. We purchased more
renewable electricity in 2024, because in
2024 we aimed to stay below the 2023
emission level, while we report on all
buildings from 2024 onward. This is the
equivalent of the emission reduction in Asia
(~17 kt), the US (~3 kt) and Europe (~29 kt).
We track our performance through progress
performance meetings with senior leadership
and cross-functional table meetings in which
progress is reported toward our targets.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	208

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Manufacturing and buildings (continued)

Our actions and resources

Our efforts within our own manufacturing
locations and other buildings focus on
reducing our consumption of energy, using
renewable electricity and – as of 2025 –
compensating for residual CO2e emissions.
Progressing with our master plan to
reduce energy consumption
We have a five-year energy savings master
plan covering each of our five largest
industrial sites and comprising over 80
projects. It aims to reduce energy
consumption through direct annual savings
of at least 100 TJ by 2025 through projects
executed in the period from 2021 to 2025.
This is the equivalent of 14 kt CO2e using
location-based emission factors.
The main components of the master plan are
improving the efficiency of the technical
installations used for our operations, and
optimizing our portfolio by building new
offices that meet the latest green building
standards, such as BREEAM (Building
Research Establishment Environmental
Assessment Method) in Europe, LEED
(Leadership in Energy and Environmental
Design) in the US and Asia, and LEED/G-
SEED (Green Standard for Energy and
Environmental Design) in South Korea.
Reducing our use of natural gas is also a key
objective. We have a multiyear project to
implement an energy grid to reuse waste
heat from our factories and offices at our site
in Veldhoven – a two-pipe loop that makes
waste heat available for heating in winter
and energy-efficient cooling in summer –
and are also applying adiabatic
humidification.
Based on our plans, we can calculate that
the use of natural gas in Veldhoven will be
reduced from around 4.4 million m3 (baseline
2019) to around 2.3 million m3 in 2025,
driven by the energy grid and other energy-
saving measures – including using heat
pumps instead of combustion heating.

Key energy-saving projects in 2024

In 2024, we saw an acceleration of the
energy-saving projects in the master plan.
These included:
•Installation of solar panels in San Diego
(US) leading to 6 TJ per year savings in
2024
•The operationalization of the energy grid
and renovation of buildings in the
Netherlands leading to an additional 32
TJ per year by the end of 2024
•Energy efficiency and LED lighting
projects in Berlin resulting in
approximately 6 TJ energy savings per
year
•Smaller projects completed this year,
such as pipe isolation and air flow
improvements in Wilton (US), leading to
approximately 7 TJ energy savings per
year
•Cooling water pump replacement and
process cooling water optimization in
Taiwan resulted in 2 TJ energy savings
per year
Together with the projects realized as of
2021, we met our target, of saving 100 TJ
per year by 2025 ahead of schedule in
2024.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	209

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Manufacturing and buildings (continued)
Using renewable energy
We are driving a shift to renewable energy
by increasing the share of direct green
electricity purchases – so-called bundled
renewable electricity – sourced close to our
premises. In the Netherlands, we are in the
fourth year of a 10-year purchase agreement
for green electricity for our installations, and
we are increasing the share of our own
renewable electricity generation through
increasing our number of solar panels.
In Taiwan, we have signed a five-year power
purchase agreement (PPA) with the aim of
providing our operations there with about 65%
renewable electricity in 2024. Since we do not
use gas in Taiwan, our ambition is to reach
100% renewable energy here by the end of
2025. In South Korea, although the renewable
electricity market is limited, we purchased
about 69% renewable electricity in 2024, with
the remainder planned for 2025, depending on
the availability of renewable electricity on the
local market.
Resources
The 2024 total investments for our five-year
energy savings master plan amounted to
€126 million, of which the projects for the
energy grid in Veldhoven, the renovation of
office buildings in Veldhoven and the solar
panels for our San Diego location are the
most significant.
The investments are included in the
Consolidated financial statements under
Property, plant and equipment. At ASML,
approximately 10 FTEs are working for the
energy savings master plan. The total
estimated cost of €1.4 million relating to
FTEs is included within the Consolidated
financial statements under Selling, general
and administrative costs.
Our solar panel and energy grid investments
directly contribute to our target of 100 TJ
savings by 2025. The capital expenditure
(capex) is assessed under EU Taxonomy
activities CCM 4.1 Electricity generation
using solar photovoltaic technology and
CCM 4.9 Transmission & distribution of
electricity.
For the renovation of buildings, we have
included the total investments. The
incremental part of the investments directly
contributing to the achievement of 100 TJ
savings by 2025 cannot be derived from our
total renovation expenditure. We have
renovated multiple buildings over the past
year: the capex corresponding to these
renovations is considered eligible under EU
Taxonomy activity CCM 7.2 Renovation of
existing buildings. We classified the activity
under climate change mitigation, because
the focus of the renovation is on improving
energy efficiency rather than circularity.
In 2025, to further execute on our 2021-2025
energy savings master plan, we expect to
invest approximately €63 million on matters
including the renovation of buildings, solar
panels and multiple smaller infrastructural
improvements at our sites.
Read more in Sustainability statements –
Environmental – EU Taxonomy
With respect to the financial resources for
our goal to maximize our share of renewable
electricity toward 100% in 2025, we
acknowledge the external trend of global
decarbonization by integrating renewables
into the grids by operators. We also have
long-term PPAs in place that commenced
before this reporting period. Therefore, we
do not assess the incremental part of our
investments in renewable electricity
contracts that directly contribute to our
target. We do report the share and types of
energy attribute certificates (EACs) to report
our market-based scope 2 emissions in the
metrics table on page 219. The total
operational expenditure (opex) for these
EACs amounts to €4.8 million for 2024 and
is included within the Consolidated financial
statements under Selling, general and
administrative costs. To reach our 2025
target, we expect to purchase EACs for
€7.3 million in 2025.
In 2022, we established a Green Bond
Framework as an overarching platform under
which the company intends to issue green
bonds to finance and/or refinance green
projects with a positive environmental
benefit. This Green Bond Framework is
based on the 2021 version of the
International Capital Markets Association
(ICMA) Green Bond Principles. The Green
Bond Allocation and Impact Reports are
available via our website. In 2022, the
standards for reporting under the EU
Taxonomy Regulation differed from the
Green Bond Principles standards of the
ICMA, which leads to different results on
these different standards. After 2022, we
have not issued Green Bonds.

Looking ahead

In 2025, we will continue to purchase
renewable energy and we will start
purchasing and retiring carbon credits to
reach our GHG neutrality target.
The execution of energy-saving projects is
on track and we already met our 100 TJ
target in 2024. We will exceed the target by
the end of 2025 due to the projects to be
operationalized in 2025, including our
energy-saving projects in Berlin and the
operationalization of our energy grid.
In the coming years, we also plan to expand
the use of solar panels at our sites in EMEA,
the US and Asia – and we aim to have more
than 9,000 solar panels on our roofs by
2025. Due to shifts in the roadmap this is
less than our initial ambition of placing
20,000 solar panels by the year end of 2025,
yet the projects we have in our portfolio for
the period 2026–2030 should realize our
initial ambition. This would give us a total
energy saving of around 30 TJ per year and
a total CO2e emission reduction of around 5
kt per year – equivalent to the energy use of
(on average) 3,900 households per year,
taking 2,100 cars off the road or planting
around 250,000 new trees (around six for
every ASML employee).
In 2024, the continuation of the energy
savings master plan was drafted for the
2026–2030 time frame.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	210

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Purchased goods and services

Our scope

For purchased goods and services, all
upstream (in other words, cradle-to-gate)
emissions from the production of products
purchased or acquired by ASML are in
scope. Products include both goods
(tangible products such as capital goods,
materials, parts and modules) and services
(intangible products such as maintenance
contracts). Purchased goods and services
include scope 3, categories 1 and 2.
Read more about our scope 3 calculation
methodology in Sustainability statements –
Environmental – Energy efficiency and climate
action – Additional disclosures – Methodology on
metrics

Why it matters: Impacts, risks and opportunities

For purchased goods and services, we have identified the following:

Impacts:

Energy use and GHG emissions from purchased goods, services and logistics emissions (scope 3)
Read more in Sustainability statements – Environmental – Energy efficiency and climate action – Logistics

Risks and opportunities:

Read more about climate-related risks and
opportunities in Strategic report – Performance
and risk – Risk and Sustainability statements –
Environmental – Energy efficiency and climate
action – Climate resilience analysis

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Commitment from our top 80% suppliers to reduce their CO2e footprint by 2030%		9%	75% commitment	2026	Work to be done ■
Scope 3 emissions related to purchased goods and services (including capital goods)	kt	5,032	GHG neutral	2030	Work to be done ■
We have two targets for our scope 3
emissions related to purchased goods and
services:
Get commitment from our top 80%
suppliers to reduce their CO2e footprint
toward GHG neutrality by 2030
By year end 2024, 9% of our top suppliers in
scope had committed to reducing their CO2e
footprint toward GHG neutrality by 2030. In
2024 we aimed to have a commitment of
20% to enable us to be on track to make our
2026 target. However, our performance in
2024 was below this goal because it was a
learning year during which gaining insights
into how our suppliers calculate their
emissions, as well as getting their
commitment, took longer than expected.
In 2025, we aim to be back on track to meet
our 2026 target of 75% commitment from
our top 80% suppliers (based on CO2e
emissions) to reduce their CO2e footprint
toward GHG neutrality.
Become GHG neutral for scope 3
emissions related to purchased goods
and services (including capital goods) by
2030
The base year is 2019, with scope 3
emissions related to purchased goods and
services (including capital goods) of 2,841
kt. In 2024, total emissions due to
purchased goods and services and capital
goods were 5,032 kt CO2e. This increase
from the baseline is due to growth of our
business, which requires more purchases of
goods and services.
We expect future compensation for the
supply chain emissions (remaining scope 3
categories 1, 2 and 4 emissions after
reduction) to take place in the upstream
value chain, at the level and expense of our
suppliers. We track our performance through
progress performance meetings with senior
leadership and cross-functional table
meetings in which progress toward our
targets is reported.
Purchased goods and services and capital
goods (scope 3 categories 1 and 2)
contribute to 92% of upstream emissions.
Most of the remaining upstream emissions
are from outbound logistics (scope 3
category 4).
Read more in Sustainability statements –
Environmental – Energy efficiency and climate
action – Logistics

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	211

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Purchased goods and services (continued)

Our actions and resources

We rely on strong partnerships with our
suppliers and other upstream value chain
partners to jointly reduce our carbon
footprint and achieve our goal of GHG
neutrality in our supply chain by 2030.
We seek to engage with value chain partners
who share our values and are dedicated to
maintaining environmental standards.
Engaging and collaborating with our
suppliers
Our SS&P ESG sustainability program is a
key enabler in our efforts to reduce scope 3
emissions by actively engaging and
collaborating with suppliers.
Upskilling our supplier account teams in carbon
literacy
In 2024, we held knowledge sessions –
informing and training our internal teams on
GHG, the difference between scope 1, 2 and
3 emissions, what we request from our
suppliers and how they can help – and
created a training program for the Supplier
Audit team. We also included the GHG
capability maturity assessment questions in
our supplier performance management
system, enabling our Supplier Audit team to
audit suppliers on their capability and
maturity.
Re-affirming supplier commitments to ESG
We asked suppliers to sign our letter of
commitment (LOC) – to commit and
collaborate with us to achieve our ESG
ambitions. By signing the LOC, suppliers
agree to comply with a number of measures:
to continue adhering to the latest version of
the RBA Code of Conduct; to measure and
share their CO2e emission data with
ecosystem partners; to set ambitious targets
to reduce or compensate CO2e emissions;
and to collaborate with ASML and
ecosystem partners to remanufacture used
system parts, tools, packaging and other
materials to maximize reuse. For the
expected emission reduction of this action,
we refer to our Climate Transition Plan.
In 2024, our top 80% suppliers participated
in (executive) review meetings and some of
them signed the LOC, committing to reduce
or offset part of their scope 1, 2 and 3
emissions by 2030. This would currently lead
to a 9% reduction of our purchased goods &
services emissions by 2030. We engaged all
other suppliers through our bi-monthly
online one-to-many forums, where on
average 250 supplier representatives
participate.
Tackling energy efficiency and emissions
industry-wide
We increasingly cooperate cross-industry
to reduce emissions across our value chain.
In practice this means working with our
supplier base and sharing our Supplier
Handbook, and working with customers and
peers, both directly and in cross-industry
collaboration platforms – such as the SCC –
to address energy efficiency and climate
change issues within the industry, increase
transparency and collaboration, and
increase global access to renewable
electricity.
Read more about the SCC in Sustainability
statements – Environmental – Energy efficiency and
climate action – Product use
The number of FTEs working for the SS&P
ESG sustainability program increased from
two to five in 2024. We expect this number
to stay stable in 2025. The total estimated
cost of €0.5 million relating to FTEs is
included within the Consolidated financial
statements under Selling, general and
administrative costs.
First step toward integrating carbon
footprint in our product generation
process
To support the optimization of the design of
our products, we analyzed the results of our
first CO2e footprint estimate for one system
in 2024. We are currently working on
converting our new carbon insights into
actionable items.

Looking ahead

In the coming years, we will focus on the
following activities to reduce emissions in
our supply chain:
•Actively engaging with the top 80% of our
suppliers and asking them to commit to
reducing their carbon footprint by 2030, by
improving energy efficiency in their
production processes, using renewable
energy and (as a last resort) offsetting
•Collaborating with suppliers to improve
their data quality on their CO2e emissions
with the ambition to collect emission data
from our top 100 suppliers
•Introducing sustainability performance
assessment as part of decision-making for
new product introductions
•Further expanding our training curriculum
to both our internal teams and suppliers to
help better understand and calculate
scope 3 emissions
•Following on from our first CO2e footprint
estimate pilot in 2024, planning to build
internal capabilities to perform life cycle
assessments (LCAs) on our products,
which will help us better understand which
materials cause higher emissions in our
supply chain – in turn helping us discover
more collaboration and reduction
opportunities.
As long as we rely on spend-based
emissions data, our calculated CO2e
emissions will increase/decrease in line with
our spend. We are collaborating with our
suppliers to improve data quality based on
actual input from suppliers, to improve their
carbon footprint and switch to renewable
energy.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	212

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Logistics

Our scope

For logistics, in scope are scope 3 GHG
emissions related to transportation and
distribution services purchased by ASML,
including inbound logistics (such as
transportation of materials, parts and
modules from suppliers to our facilities),
outbound logistics (such as transportation of
products to customers), and logistics
between our own facilities.
Outbound logistics services purchased are
categorized as ‘upstream’ because they are
a purchased service. Included are GHG
emissions related to freight – such as those
from air freight, ocean freight and road
transport – as well as the emissions caused
by the use of our warehouses. Logistics
covers scope 3 category 4.
Read more on our scope 3 calculation methodology
in Sustainability statements – Environmental –
Energy efficiency and climate action – Additional
disclosures – Methodology on metrics

Why it matters: Impacts, risks and opportunities

For logistics, we have identified the following:

Impacts:

Energy use and GHG emissions from purchased goods, services and logistics emissions (scope 3)
Read more in Sustainability statements – Environmental – Energy efficiency and climate action – Purchased goods and services

Risks and opportunities:

Read more about climate-related risks and
opportunities in Strategic report – Performance
and risk – Risk and Sustainability statements –
Environmental – Energy efficiency and climate
action – Climate resilience analysis

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Scope 3 emissions related to upstream transportation and distribution	kt	322	GHG neutrality	2030	Work to be done ■
We have one target for our scope 3
emissions related to logistics:
Become GHG neutral for scope 3
emissions related to logistics by 2030
The base year is 2019, with scope 3
emissions related to upstream transportation
and distribution of 213 kt CO2e. In 2024 we
began enhancing and substantiating the
emissions data we receive from our logistics
service providers per modality and product.
This allows us to break down emissions and
work together with the business on
initiatives to reduce their impact.
Our scope 3 emissions with regard to
logistics in 2024 were 322 kt, with 306 kt
coming from air transportation. This increase
from the baseline is due to growth of our
business, which requires more
transportation and distribution.
As outlined in the Purchased goods and
services section, our SS&P ESG
sustainability program supports our efforts
to reduce scope 3 emissions by actively
engaging and collaborating with suppliers.
Thanks to this engagement, we have
identified a number of logistics-related
initiatives that will reduce our GHG
emissions. In addition, specifically for
logistics, we can also achieve significant
emission reductions by rethinking preferred
modes of transportation. We track our
performance through progress performance
meetings with senior leadership and cross-
functional table meetings in which progress
is reported toward our targets.

Our actions and resources

We are collaborating with our logistics
suppliers to improve data quality.
In addition, we are investigating options to
move toward more sustainable modes of
transportation – for example, from air to
ocean freight – and to buy sustainable
aviation fuel (SAF) where ocean freight
is not possible.
Rethinking shipping routes
In 2024, we made progress with efforts to
avoid shipping all products centrally from
Veldhoven in the Netherlands to our global
customers, along with initiatives aimed at
sourcing more materials locally.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	213

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Logistics (continued)
Aiming for more sustainable and cost-
effective transportation modes
Our long-term transport vision is to move to
ocean freight where possible and feasible,
reducing our GHG emissions significantly.
Switching our transportation flows from air
to ocean has the potential to achieve a 70–
85% cost reduction opportunity and a 95%
CO2e reduction per kilogram shipped. Our
customers acknowledge the importance of
more sustainable transportation, but also
express their concerns regarding increased
transit times and risk of cargo damage.
Through pilot projects, we are working with
our freight teams and customers to drive this
transition.
With our cross-company, cooperative
approach to multiple ocean freight initiatives,
we realized several successes in 2024. In DUV,
reticle-stage packaging returned to Wilton
saved us about 11 kt CO2e. Tools and
packaging used for system shipments returned
to Veldhoven resulted in approximately 50 kt
CO2e savings. With regard to our metrology
and inspection systems, in 2024 we saved 0.15
kt for packaging returned to Linkou from
customers in Asia. We shipped a YieldStar 100
system in a temperature-controlled reefer
container from Taiwan to Veldhoven,
repurposed for the ASML Experience Center. In
2024, we also transported our first new DUV
and YieldStar systems to a customer by ship.
Finally, we kicked off our air-to-ocean transport
initiatives with freight cost reduction targets in
the business in 2025.
To support the move to more sustainable
transport and shipping modes, we have also
made an initial pilot investment in SAF – in
advance of future EU regulations
('ReFuelEU') which will require all airlines to
use them. This pilot will reduce our CO2e
emissions by 4.5 kt – 1.4% of our total
freight emissions for 2024.
We report and monitor our logistics-related
emissions via our CO2e dashboard and
discuss them quarterly in our ESG cross-
functional table meeting. We will engage
with both suppliers and customers on
options to change transportation modes
where possible from flight to ocean freight,
and will engage with our logistics partners to
buy more SAF for any transportation and
distribution still done by airplane.
Resources
To make it possible to move from air to
ocean freight for modules and systems, we
developed a special container to safely
transport modules overseas. Furthermore,
because of the increasing lead time due to
ocean returns of containers, we agreed with
our forwarders to increase the number of our
leased ocean containers by three, leading to
higher yearly capital expenditure of
€0.3 million to keep up the transportation
pace. 14 FTEs are dedicated to working on
the air-to-ocean project. In addition to the
ASML reefer containers, we have budgeted
€10 million of investments in a pool of
transport tools to support ocean-to-air
projects. This leads to an increased capex of
approximately €13 million in 2025. The total
estimated cost of €2.0 million relating to
FTEs is included within the Consolidated
financial statements under Personnel
expenses.
In 2025, to reach our ocean freight goals, we
expect our forwarders to increase the
number of our leased ocean containers to
30. We expect the number of FTEs to stay
stable.
For SAF usage in logistics, we have
agreements in place with all our forwarders
whereby one or both parties spend a small
percentage of the annual air-freight cost or
revenue attributable to ASML in SAF.
In 2024, this had led to ASML spending €0.4
million on SAF while €1.6 million worth of
SAF is used for our air freight. The opex
regarding leased containers and SAF is
included within the Consolidated financial
statements under Cost of sales.
We emphasize that the investments made
for more sustainable transportation modes
are also driven by (future) cost-effectiveness.
In 2025, we expect to invest €2.7 million in
new containers and expect the SAF spend
to increase in line with our business growth.
We have not assessed our SAF expenditure
under EU Taxonomy activity 6.19 Passenger
and freight air transport, because we do not
operate the air freight ourselves.
Read more in Sustainability statements –
Environmental – EU Taxonomy

Looking ahead

We are taking the first steps toward our
target of achieving GHG neutral scope 3
emissions for logistics by 2030.
Toward 2025, we expect a reduction of
CO2e emissions due to improved, more
accurate emissions data from our logistics
partners – as well as the reduction actions
we take in collaboration with them.
To further reduce the emissions from
logistics operations, in the coming years we
will be focusing on:
•Investigating the possibility of changing
transportation modes from flight to ocean
freight, including designing containers to
ensure safe transportation
•Purchasing SAF to reduce emissions from
air transportation and distribution
•Investigating the possibilities to reduce the
emissions of the warehouses we use
worldwide and the trucks used for the last
mile
We also expect to capitalize on the initiatives
that have already begun, although, as these
projects signal major change, we do not
expect the required scope 3 emissions
reduction will be realized immediately. Time
will be required for preparation and adoption.
To reach our GHG neutrality target by 2030,
we are amongst others dependent on
compensation of the residual emissions by
our logistics partners.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	214

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Business travel

Our scope

In scope are scope 3 emissions from
transportation of our employees and the
'N1-conversion' category of non-employees
for business-related activities in vehicles
owned or operated by third parties, such as
aircraft, trains, buses and passenger (rental)
cars. Hotel stays are also included.
Read more on our scope 3 calculation methodology
in Sustainability statements – Environmental –
Energy efficiency and climate action – Additional
disclosures – Methodology on metrics

Why it matters: Impacts, risks and opportunities

For business travel, we have identified the following:

Impacts:

Energy use and GHG emissions from business travel and commuting (scope 3)

Risks and opportunities:

Read more about climate-related risks and
opportunities in Strategic report – Performance
and risk – Risk and Sustainability statements –
Environmental – Energy efficiency and climate
action – Climate resilience analysis

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Scope 3 emissions related to business travel	kt	65	GHG neutrality	2025	Work to be done ■
We have one target for our scope 3
emissions related to business travel:
Become GHG neutral for scope 3
emissions from business travel by 2025
In 2019 (our base year), our business travel
emissions were 97 kt CO2e. In 2024, taking
into account a new round of travel budget
reduction and sustainable aviation fuel (SAF)
purchases, our total emissions due to
business travel were 65 kt.

Our actions and resources

In 2024, we focused on reducing our
business-travel-related emissions by
applying a strict need-to-travel policy,
increasingly using train travel, electric
vehicles and SAF for air travel.
On a global scale, we:
•Reduced travel budgets per FTE
•Stimulated green travel modes by
encouraging employees to use train travel
for specific destinations such as Berlin and
London, and switching to the use of
electric vehicles in our rental car program
in Veldhoven
•Reduced residual emissions by purchasing
SAF for part of our global business
journeys by plane
In the Netherlands, we signed the Dutch
Business Sustainable Mobility Pledge,1
which commits us to achieving a gross
emission reduction from business travel of
50%.
1.In the Dutch ‘Anders Reizen’ coalition, around 70
organizations representing more than 550,000
employees in the Netherlands have signed up for the
Dutch Business Sustainability Mobility Pledge, which
sets out the ambition of the front runners of the Dutch
business community to explore the potential of a
sustainable shift in business mobility toward the
solution to climate change. The main, shared
ambition is to reduce CO2e emissions from business
travel by 50% in 2030 against the base year 2016.
Due to data availability, we use a (updated) base year
of 2019 rather than 2016.
With emissions of 1.48 t per FTE in 2024, we
met our commitment of reducing 50%
compared to our base year value of 3.88 t
per FTE in 2019. We aim to keep the
emissions per FTE below current levels, with
a continued emphasis on seeking additional
improvements.
Our employees are affected by these
actions, as they will be stimulated to travel in
more sustainable ways – considering travel
modes and limiting business travel if not
necessary. Society is positively affected by
these actions, as they will lower our CO2e
emissions and environmental impact.
To assess the effects of these actions, we
have cross-functional table meetings in
which we report progress against our
business travel and commuting targets.
In addition, a CO2e emissions dashboard is
available to indicate to what extent CO2e
emissions need to be reduced by SAF
purchases to meet our targets and – from
2025 – how much needs to be compensated
by carbon credits. We expect the voluntary
emission reduction certificates (VERs) to be
purchased for our business travel to be in
line with the emissions of the current year.
Resources
From all our initiatives in this key action,
we can only directly relate our financial
investments in SAF to the achievements
toward our GHG emission-reduction targets
for business travel.
In 2024, we contributed 3.6 million to the
SAF program of the business travel airline,
which is included within the Consolidated
financial statements under Selling, general
and administrative costs. In 2025, we expect
to spend a similar amount.
We have not assessed our SAF expenditure
under EU Taxonomy activity 6.19 Passenger
and freight air transport, because we do not
operate the transport ourselves.
Read more in Sustainability statements –
Environmental – EU Taxonomy

Looking ahead

We continue to have a strict ‘need-to-travel’
policy, and investigate opportunities to
reduce travel even more. In addition, we
plan to continue our existing strategy of
buying SAF to decrease our GHG emissions
from business travel. Where there are no
alternatives, as of 2025 we aim to offset our
residual emissions from employee
commuting and business travel by
purchasing VERs.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	215

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Employee commuting

Our scope

In scope are emissions from the
transportation of (fixed) employees between
their homes and their worksites.
Read more on our scope 3 calculation methodology
in Sustainability statements – Environmental –
Energy efficiency and climate action – Additional
disclosures – Methodology on metrics

Why it matters: Impacts, risks and opportunities

For employee commuting, we have identified the following:

Impacts:

Energy use and GHG emissions from business travel and commuting (scope 3)

Risks and opportunities:

Read more about climate-related risks and
opportunities in Strategic report – Performance
and risk – Risk and Sustainability statements –
Environmental – Energy efficiency and climate
action – Climate resilience analysis

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Scope 3 emissions related to employee commuting	kt	36	GHG neutrality	2025	Work to be done ■
We have one target related to reducing our
emissions from employee commuting (scope
3 category 7):
Become GHG neutral for scope 3
emissions from employee commuting by
2025
We have reduced commuting emissions
(predominantly related to commuting by car)
from 42 kt CO2e in 2019 (our base year) to
36 kt CO2e in 2024, despite both the
business and number of employees growing.
We have been promoting a balanced
working-from-home policy and we
developed a mix of sustainable commuting
options for our employees and we are
encouraging people to travel to work by
bicycle or public transport. Alongside this,
we provide shuttle bus services from park-
and-ride locations and offer satellite offices
in the Netherlands. We have also conducted
a survey on travel modes among employees
of seven representative locations, to get a
better understanding of the actual transport
modes used to travel to our offices and
update our calculation methodology and
baseline value accordingly.
We plan to compensate residual emissions
from business travel and employee
commuting as of 2025 to meet our target.

Our actions and resources

Gaining more insight with our global
decarbonization project
To close the target gap for employees
globally, we are:
•Improving data quality and insights of
employee commuting emissions
worldwide
•Discussing the possibility of extending the
ambition of the Dutch Business
Sustainable Mobility Pledge to our other
locations worldwide
•Exploring additional reduction initiatives
worldwide
In 2024, we started an employee commuting
decarbonization project across seven
representative locations to better
understand commuting habits, reduce
emissions and promote greener commute
modes – not only in the Netherlands, but in
our operating regions worldwide. Input from
employees provided us with insights into
their preferences in low-carbon modes of
transport. These insights will likely lead to
targeted interventions to further reduce
commuting emissions in later years, so that
our employees can contribute to a
sustainable future while enjoying tailored
solutions that prioritize convenience and
environmental responsibility.
We report and monitor our commuting-
related emissions via our CO2e dashboard
and discuss them quarterly in our ESG
cross-functional table meetings.
Dutch Business Sustainable Mobility
Pledge
In the Netherlands, we signed the Dutch
Business Sustainable Mobility Pledge 2030,
which also applies for gross emission
reduction from commuting. We provided
national railway commuting cards to
employees to stimulate travel to the office by
public transport. In addition, we provided
sufficient vehicle charging options, as well
as campus e-bikes and on-demand shuttle
buses for inter-campus transportation.
To stimulate the use of bicycles for
commuting, we increased the cycling reward
from €0.21 to €0.35 per kilometer, and for
international colleagues not used to riding
a bike, we offered cycling lessons. With
emissions of 0.81 t per FTE in 2024, we
already met our 2030 commitment of
reducing 50% compared to our base year
value of 1.69 t per FTE in 2019.
Employees are affected by these actions, as
they will be stimulated to commute in more
sustainable ways. Society is affected by
these actions, as they will lower our CO2e
emissions and environmental impact, while
also releasing pressure on road
infrastructure and congestion.
At ASML, 2 FTEs are working full-time for
the commuting decarbonization project.
The total estimated cost of €0.3 million are
included within the Consolidated financial
statements under Selling, general and
administrative costs. In 2024, we expensed
€1.1 million for the lease of 1,000 campus e-
bikes, and we invested €1 million in EV
chargers. The investments are included in
the Consolidated financial statements under
'Property, plant and equipment'. We do not
expect significant emission reduction to
result from this action for 2025 because of
our expected growth in headcount.

Looking ahead

We aim to keep the emissions per FTE
below current levels, with a continued
emphasis on seeking additional
improvements. Based on the lessons
learned from the commuting decarbonization
project across seven representative
locations, we aim to set up targeted
interventions in both the Netherlands and
other operating countries to reduce our
emissions from commuting. Examples are
exploring opportunities to increase the
adoption of electric vehicles and organize for
related infrastructure. In order to achieve our
GHG neutrality ambition in 2025, where
there are no alternatives, we aim to offset
our residual emissions from employee
commuting by purchasing VERs, which we
expect to be in line with current-year
emissions.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	216

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Product use

Our scope

In scope are expected lifetime emissions
from the use of goods and services we sell:
EUV and DUV lithography systems and
metrology and inspection systems.
Our scope 3 emissions from the use of sold
products relate to scope 3 category 11.
Read more on our scope 3 calculation methodology
in Sustainability statements – Energy efficiency and
climate action – Additional disclosures –
Methodology on metrics

Why it matters: Impacts, risks and opportunities

For product use, we have identified the following:
Impacts:

Energy use and GHG emissions from product use (scope 3)

Risks and opportunities:

Read more about climate-related risks and
opportunities in Strategic report – Performance
and risk – Risk and Sustainability statements –
Environmental – Energy efficiency and climate
action – Climate resilience analysis

The largest portion of our (indirect) GHG
emissions arises during use of our systems
at customers’ factories. In order to reduce
those emissions, we aim to:

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Power consumption (NXE) (reduction in % of baseline 2018 1.44 MW)%		(9)%	(10)%	2025	On track ò
Energy use per wafer pass (NXE)	kWh	5.9	5.1	2025	Off track ▲
Energy use per wafer pass (NXE) (reduction in % of baseline 2018 12.8 kWh)%		(54)%	(60)%
Achieve a 10% decrease in absolute
equivalent power consumption (MW) of
our 0.33 NA EUV (NXE) systems by 2025
In 2024, based on the latest measurement of
the TWINSCAN NXE:3800E, equivalent
power consumption was 1.31 MW – a
reduction of 9% versus the 2018 baseline
figure of 1.44 MW.
Compared to 2023, the absolute power
consumption increased, due to the increase
of power required to boost productivity from
160 wafers per hour in 2023 to 220 wafers
per hour in 2024 – the latter demonstrated in
our factory. The increase in energy
consumption is partly offset by reduction
innovations released in 2024, like RF sleep
mode.
We are advancing our product sustainability
roadmaps throughout our product lines,
aligning and synergizing ongoing projects
while ensuring they will be implemented
within envisioned timings. Given the current
absolute equivalent power consumption
trajectory, we expect to achieve our target of
10% reduction by 2025.
Our EUV product roadmap includes future
improvements for both existing (installed
base) and planned NXE lithography systems.
We are actively contributing to and driving
collaboration on sustainability within the
semiconductor industry. Our strong
involvement in driving adoption of high-
temperature process cooling water (HTPCW)
has contributed to making this an industry
standard for future semiconductor fabs.
Our factory also investigated HTPCW
compatibility with pre-vacuum suppliers,
leading to HTPCW compatibility of pre-
vacuum pumps for all major suppliers.
In 2024, our pre-vacuum suppliers adopted
HTPCW. When implemented by our
customers – for example from the
TWINSCAN NXE:4000 system onward,
which has a drive laser that is HTPCW-
compatible – this could save ~100 kW,
representing ~8% of total equivalent power
consumption per system.
Achieve a 60% decrease in equivalent
energy consumption (kWh/wafer) of our
0.33 NA EUV (NXE) systems by 2025
Based on the latest measurement of the
TWINSCAN NXE:3800E, energy use per
wafer pass was 5.9 kWh/wafer – versus our
2025 target of 5.1 kWh/wafer – showing an
improvement from the last measurement
taken in 2023 of 7.7 kWh/wafer. For the
NXE:3800E, the total power consumption
increased slightly with 0.08 MW to 1.31 MW
compared to the NXE:3600D in 2023 even
while productivity increased from 160 to 220
wafers per hour. This results in the decrease
of energy per wafer pass from 7.7 to 5.9
kWh. This is a reduction of 54% against our
target reduction of 60% against our 2018
baseline of 12.8 kWh/wafer.
While we have made significant progress,
shifts in the EUV product roadmap scope
impacted our trajectory. The 2025 target of
60% decrease in energy use per wafer pass
will not be fully achieved within the intended
time frame. The technical groundwork we
have already laid gives us confidence that
we are well positioned to achieve this target
by 2027.
Our challenge to reduce the emissions
from the use of sold products
In 2024, total emissions from the use of sold
products were 6,569 kt CO2e, of which EUV
accounted for 2,811 kt CO2e, DUV for 3,501
kt CO2e, and metrology and inspection
systems for 256 kt CO2e.
Scope 3 emissions from product use
Scope 3 CO2e emissions (in kt) as a result of product
use by our customers for each of our product
categories

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	217

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Product use (continued)
Between 2019 and 2024, the total emissions
from the use of sold products have
increased from 4,374 kt CO2e to 6,569 kt
CO2e, primarily due to the annual increase in
sales volumes and partly offset by our
methodology update: in previous years we
estimated the emissions caused by products
used by our customers by using general
location-based emissions factors. Based on
publicly available data from the Carbon
Disclosure Project (CDP), we have been able
to calculate actual emission factors from our
five largest customers. This update in
methodology resulted in a decrease of 18%
(1,600 kt). The baseline values are updated
accordingly.
We see that the energy used per wafer pass
for EUV has decreased between 2020 and
2024 – our machines in general are
becoming more energy efficient per output
measure, confirming that we are working on
the right actions towards our energy
efficiency targets.

Our actions and resources

As demand for enhanced chip functionality
grows, the complexity and energy
consumption of the overall microchip
patterning process – including that of our
products – is increasing. When we design
new systems, we increasingly focus on
reducing energy consumption and cost while
increasing performance and availability. Our
energy reduction plans are an integrated
part of the product and technology
roadmaps we have in place for our total
product portfolio.
The EUV light source receives significant
focus in our engineering efforts, as it
accounts for the largest share of the total
energy consumption of an EUV system.
We have also set internal targets for
reducing the emissions of our DUV
machines – measuring and monitoring the
energy use per exposed wafer in kWh and
the absolute (equivalent) power consumption
in kW compared to baseline values, so we
can track the effectiveness of our policies
and actions. The metrics on DUV immersion
and DUV dry are included in the metrics
table of this section. We have internal
roadmaps on the energy use per exposed
wafer pass for our DUV machines, which are
closely monitored by all relevant teams.
In addition, we have started to better assess
the energy efficiency of metrology and
inspection systems. We’re working with
peers and partners to accelerate efforts to
reduce GHG emissions, share knowledge
and technology, and stimulate the adoption
of renewable energy worldwide toward
reaching our ambition to achieve GHG
neutrality in 2040.
Continuously improving
our product roadmaps
We continue working on energy efficiency
improvements for our (future) products,
which requires long lead times and takes
multiple years to achieve. Energy-saving
roadmaps have been developed for all
product categories by our design and
engineering teams – and, during 2024, we
have further developed and detailed these
roadmaps toward 2030. For the expected
emission reduction of this key action, we
refer to our Climate Transition Plan.
We monitor and keep track of progress
during quarterly cross-functional table
meetings and we use the SEMI S23
standard – the Guide for Conservation of
Energy, Utilities and Materials Used by
Semiconductor Manufacturing Equipment –
as a tool to measure and analyze energy,
utilities and materials used.
It is a positive trend that both internal
stakeholders and our customers are
increasingly aware of the energy
consumption of our products. The
prioritization of related aspects at a product
system engineering level is speeding up
progress on our targets. Alongside our
energy efficiency roadmaps, the gradual
increase in renewable energy uptake by our
customers is instrumental in helping to
reduce our product use emissions.
Progressing our EUV product roadmaps
We are implementing energy efficiency
improvements in our EUV NXE product
development process according to our
roadmap, which includes plans for turning
the CO2 drive laser off when it is not needed
during production, and making changes in
the application of low- and high-temperature
cooling water and the reduction of hydrogen
consumption.
We have been progressing our long-term
roadmap. In 2024, we introduced the first
sleep mode deliverable, called RF Sleep
Mode, which has been tested by customers
– confirming ASML's own measurement of
~400kW instant saving in system power
consumption when the system is in sleep
mode. Such a feature can be back ported to
the existing installed base, which we started
to roll out in the later stages of 2024.
We shipped our first TWINSCAN NXE:3800
system in 2024, providing continuous energy
savings.
Progressing our DUV product roadmaps
In 2024, we significantly increased customer
engagement – in both the advanced and
mature market segments – with the aim of
developing joint roadmaps toward GHG
neutrality. Although it will not directly lower
our scope 3 emissions, we are also focusing
on improvements related to the installed
base. We introduced an installed base
sustainability roadmap, including software-
and hardware-related upgrades to reduce
energy consumption and CO2 emissions
from immersion hoods for the customers'
installed base. This roadmap further enables
our customers’ GHG reduction ambitions.
We introduced clear governance with regard
to Sustainability Product Use in Portfolio and
Product Management, to accelerate on the
GHG emission reduction targets.
For DUV, we have set up an energy
reduction roadmap in 2024 for both new
systems and the installed base. Metrics will
be absolute power use reduction, energy
consumption per wafer pass and carbon
footprint. This roadmap includes software-
and hardware-related upgrades, which
directly contribute to our customers'
ambitions in energy reduction. We expect to
release the first immersion system upgrade
on energy efficiency to the market in 2026.
Computational lithography and metrology
and inspection
For our metrology and inspection systems,
we continue to explore possible energy-
saving initiatives.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	218

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Product use (continued)
Resources
Following our product roadmaps, we
innovate across our entire product portfolio
through strong investments in R&D. When
we design new systems, we increasingly
focus on reducing energy consumption and
cost, while increasing performance and
availability. The R&D costs are therefore not
solely attributable to our GHG emission-
reduction targets, but our product roadmaps
always aim to contribute to ASML's strategic
goals.
With the inclusion of the Circular Economy
objective under the EU Taxonomy
Regulation as of 2024, the R&D costs related
to the design and manufacturing of our
products are reported as eligible opex under
the target activity CE 1.2 Manufacture of
electrical and electronic equipment. When
the R&D costs are capitalized under IFRS, it
is part of the EU Taxonomy capex KPI.
In line with prior years, we aim for R&D costs
to be in the 10–15% range of revenue in
future years.
The incremental part of the financial
resources directly contributing to the
achievement of our product use energy-
reduction targets cannot be derived from our
total R&D costs.

Looking ahead

We will continue to work on the energy
efficiency of our systems and other product
families.
For our EUV systems, we plan to deliver
LSM (Turbo Pumps) Sleep Mode, which is
part of our overarching Sleep Mode product
family (TWINSCAN NXE:3800). This feature
will enable further energy reduction toward
our 5.1 kWh/wafer target. As part of an
overall semiconductor industry initiative,
several customers confirmed the
implementation of HTPCW in future fabs
(moving from ~16–18°C toward higher
temperatures, up to 32°C), catering for the
next-generation TWINSCAN NXE:4000 –
which is envisioned to lower the power
consumption by ~100 kW.
For DUV, we actively engage with our
customers on our product roadmaps for
both ASML's and our customers’ GHG
neutrality ambitions. We will also expand
engagement with our customers on our DUV
roadmaps in the coming years to jointly plan
and act to meet our ambitions.

Semiconductor Climate Consortium (SCC)

We are a founding member of the SCC. Established in November 2022, the SCC aims to address the challenges of climate change and speed up the industry’s efforts to reduce
GHG emissions throughout the value chain. The consortium’s members are committed to working toward the following pillars and objectives:
•Transparency – Publicly report progress and scope 1, 2 and 3 emissions annually
•Ambition – Set near- and long-term decarbonization targets with the aim of reaching
GHG neutrality by 2040
•Collaboration – Align on common approaches, technology innovations and communication channels to continuously reduce GHG emissions
The SCC is ultimately responsible for monitoring and reviewing progress toward these ambitions.
In 2023, the SCC published an in-depth analysis of the semiconductor value chain’s carbon footprint and priority-ranked carbon emission sources for the industry. This acts as the baseline for value chain emissions.
We are one of the leading industry forces addressing climate change and speeding up efforts to reduce GHG emissions throughout the entire value chain. We are co-leading the
BAR (Baselining, Ambition-Setting and Roadmapping) consortium working group and are actively participating in other working groups by sharing data and information and facilitating sessions.

Customers, ICT and society

While we measure and aim to reduce the
impacts of our operations, supply chain
and product use, ASML’s climate impacts
extend far beyond these areas to include
the benefits and risks that our technology
brings to society. The technology
pioneered by our R&D teams and partners
sits at the heart of global digitalization and
has the potential to transform how we all
live and work. We enable our customers
to innovate the semiconductor
technologies that can help humanity
manage its challenges and seize
opportunities by facilitating sustainable
living and e-mobility, accessible
healthcare, food security and the
transition to renewable energy. On the
other hand, we acknowledge the effects
of digital technologies that increase
energy demand, such as artificial
intelligence (AI), internet of things (IoT),
blockchain and cryptocurrency mining.
In collaboration with the industry, we aim
to have a better understanding of the
GHG emissions caused by the use of our
customers’ products. We do this, for
example, via the SCC, where we actively
engage with our customers on climate-
related matters. We don't measure
emissions downstream beyond our
customers and have no targets on these,
because this is outside the scope of our
GHG reporting boundary.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	219

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Metrics table

		Retrospective			Milestones and target years
Topic	Description	Unit	Base year 2019	2024	Target year 2025	Target year 2030	Target year 2040
Scope 1 GHG emissions	Gross scope 1 GHG emissions	ktCO2e	22.4	23.5
	Scope 1 GHG emissions from regulated emissions trading schemes	%		N/A

Scope 2 GHG emissions	Gross location-based scope 2 GHG emissions	ktCO2e	145.0	228.2
	Gross market-based scope 2 GHG emissions	ktCO2e	37.8	9.3
	Subtotal of gross scope 1 and market-based scope 2 GHG emissions	ktCO2e	60.2	32.8	45.0	15.0	6.0

Significant scope 3 GHG emissions	Total gross indirect (scope 3) GHG emissions	ktCO2e	7,578.0	12,038.8	15,700.0	19,500.0	2,300.0
	1 Purchased goods and services	ktCO2e	2,545.8	4,414.6
	2 Capital goods	ktCO2e	294.9	617.6
	3 Fuel and energy-related activities (not included in scope 1 or scope 2)	ktCO2e	10.3	13.4
	4 Upstream transportation and distribution	ktCO2e	213.1	321.9
	5 Waste generated in operations	ktCO2e	0.8	1.6
	6 Business traveling	ktCO2e	96.7	65.1
	7 Employee commuting	ktCO2e	42.2	35.6
	11 Use of sold products	ktCO2e	4374.1	6,568.8
	12 End-of-life treatment of sold products	ktCO2e	0.1	0.2
	Scope 3 GHG emissions calculated using primary data	%		2.5%

Total GHG emissions	Total GHG emissions (location-based)	ktCO2e		12,290.5
	Total GHG emissions (market-based)	ktCO2e		12,071.6

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	220

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Metrics table (continued)

Topic	Description	Unit	2024
Energy consumption	(1) Fuel consumption from coal and coal products	MWh	0
	(2) Fuel consumption from crude oil and petroleum products	MWh	690
	(3) Fuel consumption from natural gas	MWh	102,815
	(4) Fuel consumption from other fossil sources	MWh	0
	(5) Consumption of purchased or acquired electricity, heat, steam and cooling from fossil sources	MWh	17,517
	(6) Total fossil energy consumption (calculated as the sum of lines 1–5)	MWh	121,022
	Share of fossil sources in total energy consumption	%	20.8%
	(7) Consumption from nuclear sources	MWh	3,094
	Share of consumption from nuclear sources in total energy consumption	%	0.5%
	(8) Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biological origin, biogas, renewable hydrogen, etc.)	MWh	0
	(9) Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources	MWh	457,368
	(10) The consumption of self-generated non-fuel renewable energy	MWh	760
	(11) Total renewable energy consumption (calculated as the sum of lines 8–10)	MWh	458,128
	Share of renewable sources in total energy consumption	%	78.7%
	Total energy consumption (calculated as the sum of lines 6, 7 and 11)	MWh	582,244

Topic	Description	Unit	2024
Energy intensity per net revenue[1]	Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors	(MWh/€m revenue)	20.6

Topic	Description	Unit	2024
GHG intensity (total GHG emissions from scope 1, 2 and 3) per net revenue[1]	Total GHG emissions (location-based) per net revenue	(tCOeq/ (€m revenue)	435
	Total GHG emissions (market-based) per net revenue	(tCOeq/ (€m revenue)	427
1.Net revenue derived from Financial statements – Consolidated financial statements – Consolidated statements of operations – Total net sales

Topic	Description	Unit	2024
Energy attribute certificates	Guarantees of Origin (GOs)	MWh	313,250
	Renewable energy certificates (RECs)	MWh	110,501
	International renewable energy certificates (I-RECs)	MWh	3,786
	Taiwan renewable energy certificates (T-RECs)	MWh	20,463
	Korea renewable energy certificates (K-RECs)	MWh	8,000
	Total energy attribute certificates	MWh	456,000

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	221

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Metrics table (continued)

Platform	DUV immersion
System type	NXT:1980Di	NXT:2050i	NXT:1980Ei	NXT:1960Bi + PEP-B	NXT:2100i	NXT:1980Fi	NXT:2150
Year of energy measurement	2015	2020	2021	2021	2022	2023	2024
Power consumption (in MW)	0.16	0.16	0.16	0.15	0.16	0.17	0.17
ATP throughput (in wph)	275	295	295	250	295	330	310
Energy use per wafer pass (in kWh)	0.59	0.54	0.56	0.60	0.55	0.52	0.55

Platform	DUV dry
System type	XT:1460	NXT:1470	XT:860N	NXT:870	XT:400M
Year of energy measurement	2020	2020	2022	2022	2023
Power consumption (in MW)	0.07	0.13	0.07	0.13	0.07
ATP throughput (in wph)	209	277	260	330	250
Energy use per wafer pass (in kWh)	0.34	0.47	0.27	0.38	0.30

Platform	YieldStar				HMI
System type	YS375F	YS380	YS385	YS500	eScan1100	eP5XLE	eP6
Year of energy measurement	2019	2020	2023	2024	2023	2024	2024
Power consumption (in MW)	0.01	0.01	0.01	0.01	0.06	0.02	0.01
ATP throughput (in wph)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Energy use per wafer pass (in kWh)	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Platform	EUV 30 mJ/cm2 dose
System type	NXE:3400B	NXE:3400C	NXE:3600D	NXE:3600D	NXE:3800E
Year of energy measurement	2018	2020	2021	2023	2024
Power consumption (in MW)	1.44	1.31	1.32	1.23	1.31
ATP throughput (in wph)	112	136	160	160	220
Energy use per wafer pass (in kWh)	12.8	9.6	8.3	7.7	5.9

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	222

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures

Methodology on targets

In this section, we elaborate on the methodology
and assumptions used in formulating our targets
and indicators related to our ESG theme Energy
efficiency and climate action.
As part of our climate ambitions, we have
developed net and gross emission reduction
targets. Net emission reduction targets may
include carbon offsets/carbon credits – these
targets align with our ambitions to become GHG
neutral by 2025, 2030 and 2040 for different
emission categories. Gross emission reduction
targets do not include carbon offsets/carbon
credits and provide insight into emission
reductions achieved by reducing energy usage
and switching to renewables.
In addition, we make a distinction between absolute
targets for our scope 1 and 2 emissions and intensity
targets for our scope 3 emissions. Absolute
emission-reduction targets provide insight into the
total emissions, and intensity targets are relative to
an economic metric for which ASML uses the ‘unit
of value added’ (gross profit). In line with guidance
from SBTi and ESRS, ASML has set absolute
targets for its scope 1 and 2 emissions and intensity
targets per €m gross profit for scope 3 emissions.
Lastly, we have developed some additional topic-
specific targets that support us in driving actions
to reduce our CO2e emissions.
The above methodology results in the following
set of targets:
GHG neutrality targets
Become GHG neutral for scope 1 and 2 emissions from
our manufacturing and buildings by 2025
This target is measured in kilotonnes (kt) CO2e.
To calculate scope 2 GHG emissions included in
the target, we use the market-based method.
The baseline value for this target is the gross scope
1 and 2 emissions of 60 kt in the base year 2019.
As of 2024, we report on all buildings owned or
leased by ASML. The baseline value has been
updated accordingly. We consider the 2019 base
year to be most representative, as for the years
after, the energy consumption of our offices is
impacted by the COVID-19 pandemic.
Become GHG neutral for scope 3 emissions from
business travel (category 6) and employee commuting
(category 7) by 2025
This target is measured in kt CO2e. The baseline
value for the business travel target is the gross
scope 3 category 6 emissions of 97 kt in the base
year 2019. The baseline value for the commuting
target is the gross scope 3 category 7 emissions
of 42 kt in the base year 2019.
We consider the 2019 base year to be most
representative, as for the years after, the business
travel and commuting emissions are heavily
impacted by the COVID-19 pandemic.
For the employee commuting target, in the 2019
base year we only modeled emissions from
employee commuting in detail for the Veldhoven
campus in the Netherlands – for example, by
distinguishing different transport modes and
registering actual commute days. For other
locations around the world where we operate, as
a generalization we assumed that everyone
commutes by car every day. In 2024 we have
obtained more accurate data for some of these
other locations and the granularity of this data will
be further extended to all our locations worldwide
in the coming years to improve our methodology.
This may lead to updating our baseline value
accordingly in the future.
Become GHG neutral for scope 3 emissions related to
purchased goods and services including capital goods
(categories 1 & 2) and logistics (category 4) by 2030
This target is measured in kt of CO2e. The
baseline value for the purchased goods and
services target is the gross scope 3 category 1
and 2 emissions of 2,841 kt in the base year
2019. The baseline for the logistics target is the
gross scope 3 category 4 emissions of 213 kt in
the base year 2019.
We consider the 2019 base year to be most
representative, as for the years after, our
operations are impacted by the COVID-19
pandemic. The 2019 base year is only
representative to a certain extent, as an 'external
factor' is our continuing growth, making absolute
reductions in gross emissions difficult. However,
we report the values and our efforts to achieve
scope 3 emission reductions to minimize the
required amount of offsetting toward 2030. In
2024, we started a project to request CO2e
emissions data directly from our suppliers – which
will lead to a more accurate calculation of our
CO2e emissions related to purchased goods and
services (including capital goods) in the future.
For logistics, as of 2024, our emissions are based
on data directly received from our logistics partners.
Become GHG neutral for all scope 3 emissions (all
categories) by 2040
This target is measured in megatonnes (Mt) CO2e.
The baseline value for this target is the gross
scope 3 emissions of 7.6 Mt in the base year 2019.
We consider the 2019 base year to be most
representative, as for the years after, our
operations are impacted by the COVID-19
pandemic. The base year is representative, as the
emissions per unit of gross profit can be
considered 'normalized for growth'.
This target covers both the upstream and
downstream parts of the value chain, following
the definitions according to the GHG Protocol.
E1-4 Gross emission reduction targets
Reduce gross scope 1 and 2 emissions by 25.2% by
2025 as compared to the base year 2019 (SBTi near-
term target)
This target is measured in kt CO2e. The baseline
value for this target is the gross scope 1 and 2
emissions of 60 kt in the base year 2019. The
target translates into an absolute target value of
45 kt.
As a specific pathway for the ICT sector does not
yet exist, this target has been set by SBTi using
the 'other industries' pathway. We are included in
the SBTi’s externally published list. While
analyzing feasibility, we have taken into account
our expected future growth toward 2025 and
beyond in terms of required manufacturing and
office space.
Reduce gross scope 1 and 2 emissions by 75% by 2030
as compared to the base year 2019
This target is measured in kt CO2e. The baseline
value for this target is the gross scope 1 and 2
emissions of 60 kt in the base year 2019. The
target translates into an absolute target value of
15 kt.
This target has been set by taking the SBTi 'other
industries' pathway into consideration, choosing
an even more ambitious pathway. This target has
been set based on an internal feasibility
assessment, taking into account the 2026–2030
energy savings master plan that is currently under
development.
Reduce gross scope 1 and 2 emissions by 90% by 2040
as compared to the base year 2019
This target is measured in kt of CO2e. The
baseline value for this target is the gross scope 1
and 2 emissions of 60 kt in the base year 2019.
The target translates into an absolute target of 6
kt.
This target has been set by SBTi using the 'other
industries' pathway.
Reduce gross scope 3 GHG emissions by 35.3% per €m
gross profit by 2025 from a 2019 base year (SBTi near-
term target)
This target is measured as scope 3 emissions
intensity in kt CO2e per €m gross profit. The
target equals 0.93 kt/€m gross profit in 2025.
In order to achieve our intensity reduction target
by 2025, we aim for CO2e emissions below
15.7 Mt by 2025.
It covers both the upstream and downstream
parts of the value chain, following the definitions
according to the GHG, and exclusively pertains to
scope 3 emissions – which typically constitute
around 99% of our total value chain emissions.
The baseline value in 2019 was 7.6 Mt CO2e, with
a value of 1.44 kt/€m gross profit. The absolute
target was derived from scope 3 emissions
intensity reduction according to the SBTi ‘other
industries’ pathway (7% year-on-year reduction),
combined with guidance for our gross profit in
2030 based on Investor Day 2024 information.
We use the mid-scenario of the gross profit
outlook to balance the assumptions used.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	223

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures (continued)
Using 2019 as a base year is only partially
representative, as our continuing growth serves
as an 'external factor' that complicates efforts to
achieve absolute reductions in gross emissions.
The same applies to any other recent base year,
yet we transparently report the values and our
efforts to achieve real (gross) reductions by
improving energy efficiency of our products –
minimizing the required amount of offsetting
toward 2040.
This ambition is validated and approved by the
SBTi, under the ‘near-term’ category.
Reduce scope 3 GHG emissions by 55% per €m gross
profit by 2030 from a 2019 base year
This target is measured as scope 3 emissions
intensity in kilotonnes CO2e per €m gross profit.
In order to achieve our intensity reduction target
by 2030, we aim for CO2e emissions below 19.5
Mt by 2030.
The baseline value in 2019 was 7.6 Mt CO2e, with
a value of 1.44 kt/€m gross profit. The absolute
target was derived from scope 3 emissions
intensity reduction according to the SBTi pathway
(7% year-on-year reduction), combined with
guidance for our gross profit in 2030 based on
2024 Investor Day information. We use the mid-
scenario of the gross profit outlook to balance the
assumptions used.
Reduce scope 3 GHG emissions by 97% per €m gross
profit by 2040 from a 2019 base year
This target is measured as scope 3 emissions
intensity in kt per €m gross profit. In order to
achieve our intensity reduction target by 2040 we
aim for CO2e emissions below 2.3 Mt.
The baseline value in 2019 was 7.6 Mt CO2e, with
a value of 1.44 kt/€m gross profit. The target was
derived from scope 3 emissions intensity
reduction pathway according to the SBTi.
Sub-topic-specific targets
Achieve energy savings of 100 TJ from energy-saving
projects (including onsite renewable electricity
generation) in our own operations worldwide by 2025
This target is measured as cumulated TJ savings
as of the base year 2021. Every five years, a new
energy savings master plan is created - the
current target is related to the 2021–2025 plan.
Savings are accounted for after completion of the
individual energy saving projects and cumulated.
Therefore, they are not comparable between
years.
Purchase 100% renewable electricity for our own
operations worldwide by 2025
This target is measured as the percentage of
renewable electricity purchased over our total
electricity consumption.
This target pertains exclusively to scope 2
emissions, for which we use market-based
emission factors.
Get commitment from our top 80% suppliers (based on
CO2e emissions) to reduce their CO2e footprint toward
GHG neutrality by 2030
This target is calculated as the percentage of our
suppliers (based on CO2e emissions) who signed
the LOC or made a public statement to reduce
their CO2e footprint toward GHG neutrality by
2030. Our top 80% suppliers are those who,
according to spend-based emission calculations,
together account for 80% of our total supplier
emissions. Progress is monitored as of 2024,
when the program started. We have a target set
for 2026 of 75% commitment of our top 80%
suppliers (based on the 2023 CO2e emissions).
Achieve a 10% decrease in absolute (total equivalent)
power consumption of our 0.33 NA EUV NXE systems by
2025
This target is calculated as the percentage
decrease in absolute (total equivalent) power
consumption in MW. The 2018 baseline value is
1.44 MW. Due to capacity constraints of our SEMI
S23-equipped cleanroom cabin in 2024, the
energy consumption of the NXE system could not
be measured in all respects in accordance with
the SEMI S23 standard. We have tested all the
energy consumption elements using two different
NXE systems and two different measurement
cabins. The data is combined to calculate the
total energy consumption. Electricity usage is
68% of the total energy consumption and
measured directly on NXE:3800 E200
configuration. For the remaining elements (32%),
measurements from NXE:3800 E100 configuration
are extrapolated to NXE:3800 E200 configuration
using conservative error margins. The
measurement is verified by system engineering
and approved by the head of EUV NXE.
Selecting 2018 as a base year for both targets is
representative because the TWINSCAN
NXE:3400B (shipped that same year) was the first
high-volume manufacturing EUV lithography
system capable of exposing more than 100
wafers per hour. As the baseline is more closely
tied to a machine type than a specific year,
averaging over multiple base years does not
apply.
Achieve a 60% decrease in equivalent energy
consumption of our 0.33 NA EUV NXE systems by 2025
This target is calculated as percentage reduction
of the energy use in kWh per wafer pass. The
2018 baseline value is 12.8 kWh. The power
consumption is measured as outlined in the
previous target.

Methodology on metrics

E1-5 Energy consumption and mix
Energy consumption is expressed in MWh and
includes fossil fuel and electricity consumption for
energy purposes in the reporting period. For all
significant manufacturing locations and office
locations, data from the energy supplier is used in
the calculation. For leased office locations where
energy supplier data is not available, energy
consumption is estimated based on the square
meters leased and multiplied by our country
average energy consumption (kWh/m2). The unit
in which the energy consumed is expressed is
then converted to MWh using standard
conversion factors.
To estimate total energy consumption from
nuclear sources, the amount of non-renewable
generation is multiplied by the share of nuclear
energy per location based on the International
Energy Agency (IEA) and Dutch Emissions
Authority (NEa) location-based emission factors.
The sector in which we operate is considered a
high climate impact sector based on NACE code
29.99 and so all energy consumption and net
revenue from the reporting year is included in the
energy intensity calculation.
E1-6 Gross Scopes 1, 2 and 3 and Total GHG
emissions
GHG reporting standards
•For scope 1 and 2 emissions reporting, we use
the ESRS and considered the principles,
requirements and guidance provided by the
GHG Protocol Corporate Standard.
a.Scope 1 is defined as direct emissions
occurring from sources we own or control.
b.Scope 2 is defined as indirect emissions
from the generation of electricity, heat or
steam generated offsite but purchased by
ASML.
•For scope 3 reporting, we use the ESRS and
considered the principles, requirements and
guidance provided by the GHG Protocol
Corporate Accounting and Reporting Standard
and the supplement Corporate Value Chain
(Scope 3) Accounting and Reporting Standard.
Scope 1 and 2 GHG emissions
We calculate our scope 1 emissions by multiplying
fuels used by their respective emission factors and
determining our process emissions.
Market-based emission factors are based on
supplier emission rates. Location-based emission
factors are based on information from the
national, sub-national and grid level. For scope 2
emissions, we use market-based emission factors
– which are zero for countries where we buy
renewable energy. In countries where we do not
yet buy renewable energy, we use supplier
emission factors when they are available. For a
few locations where supplier emission rates are
not available, we use location-based emission
factors to calculate market-based emissions as a
conservative approach.
•Scope 1 and 2 emissions are expressed in kt.
The CO2e footprint consists mainly of the
combustion of fossil fuels (of which only natural
gas is material for ASML) and a small portion of
CO2 process gas from immersion systems. The
natural gas part is calculated by multiplying the
specific consumption by local conversion
factors (x kg CO2e per m3 of natural gas).
•Scope 1 and 2 emissions are calculated for all
locations within our operational control. The full
consolidated accounting group is in the
operational control group, including leased
locations. Baseline values are updated
accordingly.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	224

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures (continued)
•Emissions from the company’s owned and
leased transportation are reported in scope 1
(fuel combustion and hybrid cars) and scope 2
(electric vehicles).
•GHG emissions not within our operational
control are accounted for in scope 3 emissions.
•We report GHG emissions in kilotonnes of
carbon dioxide equivalents (kilotonnes of
CO2e).
Calculation methodology
•Emissions factors are used to convert an
activity (such as purchased electricity in
kilowatt-hours) to GHG emissions (kilotonnes of
CO2e). We use suitable and consistent emission
factors from the IEA and IPCC where
applicable.
•Emissions factors are used during the
calculation of the location-based method for
scope 2 emissions and will be used in
accordance with the following level of priority:
1. National emission factors
2. National production emission factors – for
example, to represent the mix used to
produce electricity in scope 2 emissions.
We use the regional 2023 US Environmental
Protection Agency eGRID emission factors
for our US sites, which is part of the IEA
Emission Factor database.
•For market-based reporting, priority is given to
supplier emission factors in accordance with
GHG Protocol Scope 2 Guidance (GOs, RECs,
I-RECs, T-RECs and K-RECs.
•The quantification methodologies are in
accordance with best practice as followed by
the GHG Reporting Protocol, with additional
technical guidance from the US EPA Climate
Leaders Inventory Guidance and the Climate
Registry General Reporting Protocol 2.0.
•We conduct a regular review of appropriate
emission factors to ensure the most up-to-date
are used.
•Global Warming Potentials (GWPs) for our
inventory will be identified from the IPCC Sixth
Assessment Report (AR6) using 100-year
values.
•Gases included in calculation: We capture CO2e
(including process CO2) for scope 1 and only
CO2e for scope 2 emissions.
•No biogenic emissions are reported in these
categories.
•For fuel combustion and hybrid lease cars
included in scope 1, the emissions are
calculated based on average mileage and
emission factors from the European
Environment Agency.
ASML’s scope 2 emissions
We use both the location-based and market-
based methods. Our overall electricity
consumption, reported applying the market-
based method, uses the GHG Protocol hierarchy
of emission factor assignment:
1. Applying contractual instruments
2. Supplier-specific emission factors were
provided by vendors
3. Residual mixes for markets where available
4. Using regional or national grid factors for the
balance of the portfolio
Under the location-based method, only regional
and national grid mixes are utilized, and
renewable energy has no effect or benefit to
emission figures. Our renewable electricity
consists of two components: onsite generation
and voluntary purchases of renewable energy. For
onsite generation (such as solar), renewable
energy is metered separately and is included in
our total consumption. This amount of
consumption is considered to have zero scope 1
and scope 2 emissions. Voluntary purchases
include the purchase of bundled and unbundled
renewable energy credits (GOs, RECs, I-RECs
and TRECs), participation in utility green power
programs and renewable energy contracted
through energy providers.
Scope 3 GHG emissions
Scope 3 emissions include 15 categories
according to the GHG Protocol Corporate Value
Chain (scope 3) Accounting and Reporting
Standard, of which nine are material within our
value chain – as described in the table following.
The CO2e emissions of each category are
calculated by multiplying the corresponding
emission factor (for example x kg CO2e per kWh
or euro spend) by either the energy consumption
or the specific activity.
Scope 3 GHG emissions (in metric tonnes of
CO2e) can be identified as:
•Gross emissions: The sum of the CO2e
emissions of the aforementioned categories
•Net emissions: Gross emissions minus carbon
credits purchased
Emission factors are applied to convert the
specified amount of energy, material or activity to
metric tonnes of CO2e. The selection of the
emission factors is based on the method selected
for calculating following the recommendations of
the GHG Protocol guidance by scope 3 category.
Biogenic emissions are not applicable for ASML.
We use our environmental management system
(EMS) to calculate and monitor energy use and
emissions, improve performance and enhance
efficiency across our global operations. The EMS
is integrated into the overall environmental, health
and safety (EHS) management system operated
by all ASML locations. This system was recertified
for ISO 14001 (the standard for EMSs) for three
years in 2023 and structured in accordance with
ISO 45001 (the standard for occupational health
and safety management systems) requirements.
Scope 3 data is reported on a quarterly basis with
a quarter delay (for example, Q1 data is reported
at the end of Q2 due to the extended timeline in
data collection). This allows us to forecast CO2e
with high accuracy based on historical
information. For the full year, the emissions
reported are the actual emissions of Q1–3 and
estimated emissions of Q4.
Updates in scope 3 methodology
We annually assess if we can improve our
methodology for calculating our GHG emissions.
In 2024, we implemented an updated
methodology for calculating GHG emissions
related to employee commuting and product use
and we report on all locations. Baseline values are
updated accordingly.
In previous years we estimated that employee
commuting outside the Netherlands always took
place by car. By conducting a survey on travel
modes among employees of seven representative
locations, we were able to get a better
understanding of the actual transport modes used
to travel to our offices. This update in
methodology results in a decrease of 21% (9 kt)
The baseline values are updated accordingly.
The methodology update for product use (scope
3 category 11) emissions is covering our largest
customers (based on revenue) and product
categories XT and NXT. In previous years we
estimated the emissions caused by products
used by our customers by using general location-
based emissions factors. Based on publicly
available data from the Carbon Disclosure Project
(CDP), we have been able to calculate actual
emission factors from our five largest customers.
This update in methodology resulted in a
decrease of 18% (1,600 kt). The baseline values
are updated accordingly.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	225

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures (continued)

Category	Rationale	Methodology description	Reporting boundaries
Category 1 – Purchased goods and services	Material to ASML. Multiple modules, parts and services are purchased to produce.
We use the spend-based method to estimate emissions for purchased goods and services. We collect data on the economic value of goods and services purchased each quarter and then multiply them by the relevant secondary (for example industry average) emission factors (for example average emissions per monetary value of goods).
In order to identify the relevant secondary emission factors, we use the industry codes declared on the purchase order. These industry codes are linked to the emission factors via the Standard Industry Classification (SIC) codes used in the emission factors of DEFRA version 2011. These emission factors are updated on a yearly basis using the average inflation from the Bank of
England.
All upstream (cradle-to-gate) emissions of purchased goods and services.
Category 2 – Capital goods	Material to ASML. Multiple physical assets are purchased in order to produce.
We apply the spend-based method to estimate the emissions of our purchased capital goods. We collect data on the economic value of capital goods and multiply them by relevant secondary (for example industry average) emission factors (for example average emissions per monetary value of goods).
Capital goods have been defined following our financial accounting principles, and are not double counted in category 1.
The industry codes are linked to the emission factors via the Standard Industry Classification (SIC) codes used in the emission factors of DEFRA version 2011. These emission factors are updated on a yearly basis using the average inflation from the Bank of
England.
All upstream (cradle-to-gate) emissions of purchased capital goods.
Category 3 – Fuel- and energy-related activities	Material to ASML. Fuels and energy are purchased to operate.
Using the average-data method, we estimate emissions by using secondary emission factors. In this category we take into account:
• Upstream emissions of purchased fuel
• Upstream emissions of purchased electricity
• Transmission and distribution losses
The IEA Life Cycle Upstream Emission Factors (2023), DEFRA (2024) and the National Renewable Energy Laboratory Life Cycle
Greenhouse Gas Emissions from Electricity Generation Update (2021) emission factor databases are used.
All upstream (cradle-to-gate) emissions of purchased fuels and electricity (from raw material extraction up to the point of, but excluding, combustion).
Category 4 – Upstream transportation and distribution	Material to ASML. Transportation and distribution services are purchased to operate.
We include all third-party transportation and distribution services purchased. This includes inbound, outbound and third-party transportation and distribution between a company’s own facilities.
Around 90% of the emissions are reported by the forwarders (Tier 1 logistic suppliers). We directly receive the emissions report from our major logistics suppliers. To calculate the emissions, the suppliers use EcotransitIT, where emissions are estimated using the distance-based method. The report includes: air transport, road transport, marine transport and storage of purchased products in warehouses and distribution centers. For each shipment the factors considered are based on transportation type (e.g.
airplane type) and route. We have not included the multiplier effect of air travel on radiative forcing.
The remaining emissions are estimated by taking the average ASML freight emissions.
Emissions of transportation and distribution providers that occur during use of vehicles and facilities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	226

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures (continued)

Category	Rationale	Methodology description	Reporting boundaries
Category 5 – Waste generated in operations	Material to ASML. Waste is generated as part of our operations.
Using the waste-type-specific method, we use emission factors per waste type and treatment method.
We differentiate the following treatment activities for each waste type:
• Landfill
• Incineration
• Recycling
Waste types are reported as part of our Circular Economy metrics. Waste treatment type is provided by the waste haulers contracted. The emission factors from Ecoinvent v.3.11 and DEFRA (2024) are used.
Emissions that occur during the disposal or treatment of our waste at suppliers.
Category 6 – Business travel	Material to ASML. Business travel is conducted for sales, customer support purposes and operation activities.
Air travel: gross emissions are estimated by using two calculation methods. Around 50% of our flights’ emissions are reported to us directly from our main travel supplier. The rest is estimated using the distance-based method, which involves determining the distance and travel class of the flight and then applying the appropriate emission factor (Well-To-Wheel) considering direct climate change effects only, therefore we have not included the multiplier effect of air travel on radiative forcing.
Hotel stay: We take hotel nights stayed and apply emission factors for the average energy use per hotel night in different countries.
Car rental: We use the distance-based method. We receive the number of rental days from the rental car company and assume an average distance (100 km/day) and multiply this by the corresponding emission factor (distance-based).
Taxi and public transportation: We apply the spend-based method, which involves determining the spend on transport and applying secondary (spend-based) emission factors.
The DEFRA emission database (2024) is used for air travel, hotel and car. Public transport and taxi spend-based emission factors come from the DEFRA version 2011. This emission factors are updated on a yearly basis using the average inflation from the
Bank of England.
Emissions of transportation carriers that occur during use of any transport mode used. Emissions caused by the stay at hotels during business travels.
Category 7 – Employee commuting	Material to ASML. Our employees commute to our offices and manufacturing locations.
We use the distance-based method, which involves collecting data on:
•Average amount of employees present at the office based on badge swipe numbers
•Mode of transport: We differentiate between seven transport modes including bike, car, carpooling, motorcycle, public transport, scooter and shuttle bus
•Fuel: Depending on the transport mode, we differentiate in electric, diesel, petrol and hybrid.
We report at a country level (Netherlands, Taiwan, South Korea, China, Germany and the United States) and include smaller locations as 'others'.
The total emissions are obtained by withdrawing the emissions from leased cars calculated in scope 1 and 2.
The emissions factors are obtained from CO2emissiefactoren.nl, Milieucentraal, DEFRA (2024) and the IEA database. In case the emission factor is not found, we use the IEA database to extrapolate the emission factor using cross multiplication (only applicable for electric vehicles).
Emissions that occur during use of vehicles or other transport modes when commuting.
Category 8 – Upstream leased assets	No leased assets are operated outside what is reported in scope 1 and 2.	N/A	N/A

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	227

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures (continued)

Category	Rationale	Methodology description	Reporting boundaries
Category 9 – Downstream transportation and distribution	Category 4 (upstream) already includes all inbound and outbound logistic emissions.	N/A	N/A
Category 10 – Processing of sold products	Our products do not require intermediate processing.	N/A	N/A
Category 11 – Use of sold products	Material to ASML. Our products consume large amounts of energy to operate.
We estimate the direct use-phase emissions by measuring the energy use of our products and calculating the GHGs emitted during use. We apply a lifetime of 20 years for each system.
We estimate the annual energy consumption of each product based on the common production and idle time percentages, obtained by customer survey data and verified and evaluated every two years by our development and engineering department.
The figure obtained is then multiplied by a lifetime of 20 years. Lastly, we differentiate the products sold to our top five customers
(based on 2022 revenue). For those we multiply the energy consumption by the customer emission factor (obtained from CDP) to obtain the total emissions. This emission factor is general per customer and does not differentiate between countries. For the products sold to other customers, we apply country-based emission factors from the IEA (2024) database to convert energy consumption into emissions.
Some of our products also consume CO2 during their use; this amount consumed is calculated over the lifetime of 20 years and added to obtain the total emissions.
The direct use-phase emissions of sold products over their expected lifetime at our customers' sites.
Category 12 – End-of-life treatment of sold products	Material to ASML. End-of-life products would require treatment after they are no longer in service.
We apply the waste-type-specific method, on the basis of a high-level estimation of the material composition of our products.
We differentiate between metal and non-metal components and estimate the mass fraction for each system on a family level (for example NXE, NXT and XT). We apply emission factors for specific waste types and waste treatment methods.
The Ecoinvent v.3.11 (cutoff) database is used.
Emissions that occur during the end- of-life treatment of sold products.
Category 13 – Downstream leased assets	Assets are not leased to other entities.	N/A	N/A
Category 14 – Franchises	ASML does not operate franchises.	N/A	N/A
Category 15 – Investments
ASML does not have investments as
referred to in the GHG Protocol. All
emissions from subsidiaries are
included in ASML’s GHG emissions.
Emissions from associates that are
part of ASML's value chain are
included in the respective scope 3
category.
		N/A	N/A
We only have primary data from suppliers for categories 4 and 6. To calculate the percentage, we divided these categories considering the percentage of primary data input over all material scope 3 categories. In addition, we use our
CO2e emissions dashboard to monitor progress on all types of CO2e emissions quarterly via a dedicated performance management tool.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	228

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis
By the beginning of 2024, for the first time, global
warming had exceeded 1.5°C across an entire
year, according to the EU's Copernicus Climate
Change Service. During 2024, ASML also
experienced the effects of climate change related
to heavy rainfall events in both the US and the
Netherlands. Fortunately, our operations could
continue without critical delays and there was no
material financial impact. It is expected that if
society continues to emit GHGs at current rates,
global warming will speed up and temperature
rises of more than 1.5°C – relative to the pre-
industrial period – could have major economic,
environmental and social consequences.
Since 2020, we have assessed climate-related
risks and opportunities for our strategy and
business model. With the introduction of the
Corporate Sustainability Reporting Directive
(CSRD) and the accompanying European
Sustainability Reporting Standards (ESRS), we
report on our resilience analysis of our strategy
and business model in relation to climate change,
for which we use our climate scenario analysis.
We will also publish a separate report aligned with
the Task Force on Climate-related Financial
Disclosures (TCFD) guidelines.
We used a scenario analysis (considering a 1.5°C
scenario up until 2030 and a 4°C scenario up until
2050) to identify and assess climate-related risks
and opportunities that could have a substantial
financial impact on our organization.
Then, we analyzed whether our strategy and
business model are resilient to the effects of
these scenarios based on the mitigation
measures in place. The conclusions from this
resilience analysis provide further insight into our
capacity to address our material climate-related
risks and how we can take advantage of our
material opportunities.
For our governance around climate-related risks
and opportunities, we refer to the General
disclosures section in our Annual Report – which
also describes our processes surrounding
potential climate-related risks and opportunities
and their potential impact on our strategy and
business model. There we disclose how we
identify, assess and manage climate-related risks
and opportunities, and the metrics and targets we
use to assess and manage relevant climate-
related risks and opportunities. The identified
climate-related risks and opportunities were
integrated into our enterprise risk management
(ERM) process.

Why it matters: Impacts, risks and opportunities

There are several climate-related risks identified in our double materiality assessment (DMA):

Physical climate change risks to ASML
Physical climate change risks to our customers
Technology risk due to transition to low- carbon technologies (transition risk)
Climate-related regulation and carbon taxes (transition risk)
Damage to our brand and reputation (transition risk)

There is also an opportunity:

Increased market demand for low-carbon technologies

Assessing climate-related impacts, risks and
opportunities
In 2024, we updated our scenario analysis, which
serves as the basis for our resilience analysis and
considers both a 1.5°C and a 4°C scenario. Our
climate scenario analysis provided no indications
requiring changes in our asset valuations in the
Consolidated financial statements.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	229

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)
Selected climate scenarios for resilience analysis

	Transition risk: 1.5°C scenario	Physical risk: 4.0°C scenario
Scenario	International Energy Agency (IEA) Net Zero Emissions by 2050 Scenario	Intergovernmental Panel on Climate Change (IPCC) RCP 8.5 Scenario
Description
A 1.5°C scenario would only occur if society managed swift decarbonization in the coming decades, resulting in more pronounced transition risks. This scenario looks at the following risk categories: policy and legal, market and economic, technology and reputation. The impact on both our assets and business activities is taken into consideration.

A 4°C scenario would occur if society fails to decarbonize, resulting in more pronounced physical risks.
The data model covers the relevant hazard categories for ASML and aligns with the guidance provided by ESRS (temperature-related, wind-related, water-related and solid mass-related hazards). The likelihood, magnitude and duration of the hazards are taken into consideration within this data model.

Time horizon	For the 1.5°C scenario, this assessment considers a time horizon until 2030 (medium term). This is in line with ASML’s overall strategy and risk time horizon.
In our assessment, we consider the climate change effects as projected in 2030 (medium term) and
2050 (long term). The 2050 time horizon is included for this scenario since physical risks could pose a greater threat in the long term if the world fails to decarbonize.

Policy levers	•Carbon pricing will play a significant role •Strong investment/subsidy schemes for technology innovation in energy efficiency and renewables	•Includes a world with little to no policy interventions •High climate adaptation focus
Market levers
•Primary energy demand falls by 17% between 2019 and 2030
•By 2035, overall net zero emissions electricity in advanced economies
•By 2050, almost 90% of electricity generation comes from renewable sources, with wind and solar photovoltaic (PV) together accounting for almost 70%
•Electricity: share of final energy demand increase by the year 2100 to 30% •Fossil fuels continue to dominate the primary energy portfolio over the entire time horizon
Technology levers	•Global rate of energy efficiency improvements (~4% a year by 2030) •Development of low-carbon solutions in all sectors •Includes reliance on carbon capture solutions (up to 7.6 Gt CO2 by 2050)
•Wind and solar PV remain to play limited role in energy production
•Scarcity in fossil fuels during the second part of the century will result in a ‘last-minute’ shift to highly expensive alternative technologies and nuclear or hydro-energy

Climatic effects	•Effects of physical climate risk limited, but visible	•Global mean sea level rise of 0.84 m by 2100 •Frequency and intensity of extreme weather events largely increased with increasing CO2 concentrations
Opportunities	In both scenarios we have looked at opportunities for ASML, in the following categories: Resource efficiency / Energy source / Products and services / Markets / Resilience

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	230

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)
The two considered scenarios were sourced from
the IEA and the IPCC, which are widely regarded
as credible sources for selecting climate change
scenarios due to their rigorous methodologies
and global expertise. Both organizations ensure
their scenarios are grounded in the latest
scientific consensus and practical policy
considerations, making them reliable for scenario
analysis in climate-related decision-making. The
scenarios represent two extreme temperature
pathways, allowing for a complete risk and
opportunity mapping in the scenario analysis –
including the full breadth of potential impacts on
ASML. These scenarios are not exact forecasts or
precise predictions, but rather highlight central
elements of a possible future that help guide our
resilience analysis.
In terms of scope, our resilience analysis
considers climate-related transition and physical
risks and opportunities and their possible effects
on our operations and value chain (including
upstream and downstream). Specifically, six key
suppliers (located within the EU), and three key
customers are in scope. We made this selection
based on spend (suppliers) and sales volume
(customers) averages over a three-year period.
No significant assets and/or business activities
were considered incompatible with a transition to
a climate-neutral economy.
The scoring methodology included in this analysis
is relative and aligned with our ERM process. The
methodology to assess the risks and
opportunities to ASML in both the 1.5°C scenario
(covers transition risks and opportunities) as well
as the 4°C scenario (covers physical risks and
opportunities) is aligned with our ERM system.
In our risk management system we assess
identified risks based on their expected potential
impact on ASML and expected likelihood. Based
on the combined score of the impact and
likelihood assessment, we determine whether
these are classified as high, medium or low risks
and opportunities. Risk mitigation measures are
taken into consideration when assessing the risks
therefore representing net risk.
To assess the risks and opportunities for ASML
caused by suppliers and customers, we used
publicly available data from these suppliers and
customers (e.g. annual reports, CDP disclosures
and TCFD reports). The available information and
outcomes provided in those public disclosures
are used for our analysis. Other sources used in
our assessment are climate data models
including geospatial coordinates (e.g. Swiss RE
and Munich Re) for determining the exposure of
our assets and business activities to physical
risks, review of regulatory developments and
internal multi-stakeholder engagement.
We consider the high and medium risks and
opportunities material for ASML. Here follows an
overview of the risk and opportunity levels used.
Risk and opportunity levels

High risk: high financial impact on ASML’s gross margin and/or market share	High opportunity: high financial impact on ASML’s gross margin and/or market share
Medium risk: medium financial impact on ASML’s gross margin and/or market share	Medium opportunity: medium financial impact on ASML’s gross margin and/or market share
Low risk: limited to no financial impact on ASML’s gross margin and/or market share	Low opportunity: limited to no financial impact on ASML’s gross margin and/or market share
We use the following time horizons in our physical
and transition risk and opportunity assessments:
•Short term: one year
•Medium term: from two to five years (e.g.
strategy planning horizons)
•Long term: more than five years (e.g. lifetime
of assets)
This exercise allows for identification of the most
material risks and opportunities.
Results of our climate-related risk analysis
and anticipated financial effects of identified
material risks and opportunities
The results of our scenario analysis are presented
in the overview following. Per scenario and per
category we disclose the risk and opportunity
levels, where in the value chain the highest effects
occur, a description of the risk or opportunity, the
mitigating measures ASML or its value chain
partners have taken and the anticipated financial
effects that could occur in these scenarios.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	231

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)

		Risk level	Value chain	Risk description	Mitigating measures	Anticipated financial effects
Physical risks 4°C scenario medium and long term	Acute and chronic climate change effects		Customers
The increased frequency and severity of climate
change effects will impact our key customers,
particularly in the long term (2050). Extreme weather
events are predicted to be more severe and the
manufacturing facilities of our key customers are
especially exposed to effects of water stress,
droughts, storms and typhoons. These events can
potentially disrupt the operations of key customers in
such an extreme scenario. These customers are
particularly sensitive to water stress and drought due
to the heavy reliance on water for the semiconductor
manufacturing processes.

Our customers are implementing mitigating measures
themselves, such as retrofitting of facilities to increase
water efficiency, conducting risk assessments and
engagement with their supply chain to mitigate
climate risks. Alongside this, we are working on
technical solutions to reduce the water needed for
cooling EUV machines to contribute to a lower
dependency on water.

Lost revenue
In a 4°C scenario our key customers could experience the
increased effects from water stress and drought which can
lead to increased operational and capital expenditures and
revenue loss. Consequently, the demand for our products
could decrease as customers lose financial power. Our
dependence on a concentrated number of customers could
have a material adverse effect on our revenue and financial
condition.
Increased capital expenditures
Our customers could demand more water-efficient machines,
which would require the redesign of our products. There will be increased or prioritized R&D investments to be able to
adapt ASML’s systems to be more water efficient.

	Acute and chronic climate change effects		Own operations
The frequency and severity of climate change effects
increase, particularly after 2050. Tropical cyclones,
heat stress and floods caused by increased
precipitation are predicted to be more severe in
specific regions, potentially damaging and disrupting
our operations in those regions. Additionally, droughts
could result in the disruption of production due to
water-dependent processes.

We have several key measures in place to mitigate the
potential effects of physical risks, including but not
limited to robust building designs, fire suppression
systems in critical areas, stormwater control
mechanisms, water reserve controls, maintenance
management, power backup for safety/emergency
systems and business continuity strategies.

Lost revenue
Extreme weather events can disrupt production processes or
transportation, resulting in late deliveries. This can have a material adverse effect on our revenue and financial condition.
Operational costs
Temperature increases can increase operational costs, due to the necessity of additional air conditioning to ensure consistent climate conditions for our production processes and the
productivity of the workforce. Also, it is likely that insurance costs will increase due to increased frequency and severity of extreme weather events in a 4°C scenario.
Increased capital expenditures
In some cases, more investments will be needed to make our
factories increasingly resistant to the effects of climate change, including droughts, tropical cyclones, heat stress, precipitation stress, floods and fire weather stress.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	232

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)

		Risk level	Value chain	Risk description	Mitigating measures	Anticipated financial effects
Transition risks 1.5°C scenario Medium term	Policy and legal		Across value chain
The climate-related regulation landscape is expected
to change in many regions. This could lead to stricter
regulation on sectors such as energy, industry and
transportation, but also on the technology sector.
ESG reporting will also have to become more
extensive and carbon-pricing regulations can be
introduced. Climate regulation will have a strong effect
on the medium term (2030) because the world will
have to act soon to limit global warming. These
regulations may impact ASML directly in relation to its
own manufacturing processes or indirectly via the
cost of input materials through suppliers or customer
requirements for carbon efficiency.

We monitor climate-related regulations and policies to
understand the potential effect to our business and
stakeholders on a global level. We deploy our carbon
footprint strategy, with which we aim to achieve
greenhouse gas (GHG) neutrality for scope 1 and 2,
business travel and employee commuting by 2025, for
our supply chain emissions by 2030 and for product
use emissions by 2040. The objective of our supply
chain collaboration programs and our product energy
efficiency roadmaps is to reduce emissions from the
products we purchase, to reduce the carbon footprint
of our products, and to enable low-carbon technology
and products across our entire value chain.

Increased cost of input materials
The price of our input materials is likely to increase in a 1.5°C scenario due to climate-related regulations and carbon taxes.
Increased operating costs
Increased operating costs due to a price on carbon in a 1.5°C scenario.
Increased capital expenditures
In a 1.5°C scenario, there will be increased capital
expenditures, as investments are needed to make production
processes more energy efficient or to change the energy
source. This is most relevant for facilities in Taiwan and South
Korea, where the costs of moving to renewable energy are
already very high. Additionally, increased or prioritized R&D investments will be needed to support our customers in
meeting their carbon-reduction requirements.

	Market and economic		Suppliers
The availability of some input materials is expected to
be impacted, since demand for these products will
become higher in a low-carbon economy (e.g. raw
materials used in our equipment like steel, aluminum
and rare earth elements). The increased demand and
decreased availability of such input materials and
required changes to production processes at our
suppliers could result in higher purchase prices for
ASML.

To mitigate the effects of higher-input material prices,
purchase agreements are signed with suppliers.
We have developed dedicated supply chain programs
to monitor the availability of raw materials and
economic development as well as a scarcity program
to monitor scarce commodities.

Increased capital expenditures
Both ASML and its suppliers need to increase R&D
investments to be able to adapt our systems to be more
energy efficient and reduce the carbon footprint of the supply chain.
Increased operating costs
Increased operating costs due to the potential increase of raw materials prices, caused by limited availability and changes in supplier production processes.

	Technology		Across value chain
Investments in new technology are required to
mitigate carbon emissions, and these transition costs
could be very high. ASML is highly dependent on its
suppliers and customers to reach its climate
ambitions. Some of our manufacturing processes
require fossil-fueled technologies for which no
alternatives are industrialized yet (e.g. steel), while
there is currently a limited availability of renewable
energy in some regions where our products are
operated.

We develop our products and technology roadmaps
in close collaboration with suppliers and customers
and we actively work to reduce the energy
consumption of our products. We are gathering more
insights on material inflows to find solutions to reuse
materials and reduce the carbon footprint of materials
used in the production process. We expect that the
deployment of our Climate Transition Plan will support
our transition to achieve GHG neutrality for scope 1, 2
and 3 by 2040.
Increased capital expenditures ASML and value chain partners need to increase R&D investments to reduce the carbon emissions of our lithography systems and applications.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	233

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)

		Risk level	Value chain	Risk description	Mitigating measures	Anticipated financial effects
Transition risks 1.5°C scenario Medium term	Reputation		Own operations
There will be more scrutiny on the semiconductor
sector, as it consumes large volumes of energy and
water resources. Failure to decarbonize and mitigate
negative impacts on the environment can result in
brand and reputational risk for ASML. This could
negatively affect employee attraction and retention
and could result in a reduction in available capital
sources.

We have developed our ESG sustainability strategy to
mitigate our negative impacts and increase our
positive impacts on ESG-related topics. Part of this
strategy is our Climate Transition Plan which we
expect will help us to reduce our carbon emissions.
By continuously engaging with our relevant
stakeholders, we seek to ensure that our ESG
sustainability strategy covers all our material impacts,
risks and opportunities. The Climate Transition Plan,
its related strategic KPIs and its actions and progress
are monitored by the Board of Management (BoM).

Lost revenue
Reputational damage can lead to a decrease in demand from
customers for our products. Similarly, failure to manage
climate impact can negatively impact employee attraction and retention and indirectly lead to revenue loss.
Increased capital and operational expenditures
Increased capital and operational expenditures as
investments are needed to execute our ESG sustainability
strategy.

		Opportunity level	Value chain	Opportunity description	Anticipated financial effects
1.5°C & 4°C opportunities Medium to long term	Development and/or expansion of (new) products and services		Own operations
The increased demand for low-carbon technologies will impact the demand for semiconductors. When looking at the scenario of a low-carbon economy, semiconductors play a multifaceted role in mitigating carbon emissions.
Semiconductors are needed for the generation and use of low-carbon energy sources and are necessary for, among others, wind turbines, solar panels and electric vehicles.
Moreover, semiconductors are necessary in all smart technologies that help improve energy efficiency, such as smart grids, while power semiconductors can be key in reducing energy use. As demand for semiconductors may surge, the need for our lithography systems is also highly likely to increase.

Increased revenue
As demand for semiconductors surges, the need for lithography systems will likely increase. We will likely be able to serve this need if we continue to follow our vision of producing microchips that are constantly becoming more energy efficient. Therefore, the increase in demand for semiconductors will be highly likely to lead to increased revenues.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	234

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)
Assessment of the resilience of our business
model and strategy
We define resilience as our capacity to address
our material climate-related risks and how we can
take advantage of our material climate-related
opportunities. In order to determine the resilience
of our strategy and business model, we assessed
the extent to which the material risks and
opportunities derived from our scenario analysis
(as described in the table above) are covered by
risk mitigation measures.
To address the climate-related risks derived from
our scenario analysis, we have integrated the
risks into our existing ERM process.
Read more in Strategic report – Performance and
risk – Risk – How we manage risk
We have listed our main risk responses in the
Mitigating measures column in the table with the
results of our scenario analysis.
Our material physical risks will need to be
addressed in the medium term but also in the
long term. Several actions have been taken to
mitigate the potential effects of climate-related
risks. These actions include incorporating
extreme weather considerations into the upgrade
and design of new buildings, implementing
insurance to address financial implications of
physical climate risks, developing backup plans
to ensure business continuity, and managing
other risks such as flooding and windstorms.
Our material transition risks will need to be
addressed in the medium term. ASML is
proactively managing its exposure to transition
risks and trying to anticipate their effects on its
reputation and financial performance. One key
initiative has been the establishment of climate-
related targets aimed at mitigating the potential
costs associated with climate policies and carbon
taxation. Specifically, we are committed to play
our part in limiting global warming to 1.5°C, and
have determined climate change ambitions to
drive action toward GHG neutrality:
•By 2025, we aim to become GHG neutral for
our own scope 1 and 2 emissions, business
travel and commuting
•By 2030, we aim to become GHG neutral in our
supply chain (including logistics)
•By 2040, we aim to become GHG neutral
across our entire value chain
To execute our climate strategy, we have been
working on multiple actions in close collaboration
with our ecosystem partners. We have developed
a Climate Transition Plan that provides a roadmap
with key actions to achieve the ambitions stated
above. This roadmap provides insights into the
work done on energy-saving projects for our
manufacturing sites and offices, the roadmaps
developed for our system families to lower their
energy usage and the supplier engagement
program to lower the emissions related to the
materials we purchase. We have developed
internal policies related to climate change and
other environmental topics and provide regular
knowledge sessions on climate change
accessible for all our employees. We have a
growing employee network called GreenASML
with over 2,000 people discussing and giving
input on climate change (and other ESG related)
topics. With the execution of our climate strategy
we aim to address the material climate-related
transition risks identified and aim to leverage the
opportunities identified in the medium term.
We need to continue these efforts in the short,
medium and long term, to maintain our ability to
adjust or adapt our strategy and business model
where relevant or needed in relation to climate
change. Another next step is the further
integration of climate-related risks and
opportunities in our business continuity
processes, where we determine the value at risk
for our key manufacturing sites in case of
downtime of production processes or loss of a
manufacturing site due to man-made or natural
disasters. For example, by further integrating
climate-related risk events in this process, we can
determine anticipated financial effects in the
future. We anticipate aligning these processes
next year, providing us with a better
understanding of the effects of our risk mitigation
measures. With better data and a robust
methodology, we will gain more insight into the
resilience of our business model and strategy.
This analysis will be conducted annually to
identify risks that are not yet known or not yet
considered material, and that could significantly
impact our business objectives, financial
condition, results, operations and reputation.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	235

General disclosures	Environmental	Social	Governance
Circular economy
We aim to have zero waste from our operations to landfill and incineration by 2030

Why it matters

...for the planet	...for ASML

The predominant linear model of the global
economy – in which products are
produced, used and then thrown away as
waste – is unsustainable. It adds immense
pressure to our planet’s limited resources,
increases GHG emissions and generates
waste and pollution.
A circular economy approach enables
sustainable economic growth by creating
business loops, ensuring efficient use of
resources and driving an innovative
business model.

By applying a circular economy strategy,
we aim to ensure our products and
services create and retain as much value as
possible for us, our customers, our
suppliers and other partners across our
value chain.
A successful transition toward a circular
economy means improved designs,
operational resilience, minimal
environmental impact and reduced costs.

The transition to a circular business model is important:

...for our customers
It contributes to their circular economy objectives, systems and parts availability, while lowering their total costs of ownership.

...for our employees
It contributes to their goals to improve social and environmental impacts.

...for our suppliers
It contributes to business opportunities due to the reuse of materials which contributes to avoiding the use of new materials therefore reducing costs.

...for our shareholders
It contributes to their objective to maximize long-term shareholder value and minimize business costs while improving sustainability performance.

...for society
It contributes to societal objectives reducing waste, costs, and environmental footprint.

Read more about our double materiality process
and identified impacts, risks and opportunities for
this theme in Sustainability statements – General
disclosures – Impact, risk and opportunity
management

Our 2024 progress:

95%	88%
Systems sold in the past 30 years still active in the field	Reuse rate of parts returned from field and factory (2025 target: 90%)

12,118 t	429 kg
Total waste from operations	Waste generated per €m revenue
(excl. construction)	(2025 target: 295 kg)

63%
Recycling rate
(excl. construction) (2025 target: 65%)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	236

General disclosures	Environmental	Social	Governance
Circular economy: How we're managing

Our objective

We want to transition from a linear to a circular
business model – something we believe is vital
for our future success and competitiveness.
The circular economy model aims to keep
resources in use for as long as possible,
minimizing the use of virgin materials and
eliminating waste by closing the loop to create
a more sustainable and resilient economy.
We contribute to this by maintaining, repairing,
upgrading, refurbishing, remanufacturing,
repurposing and/or recycling our systems,
parts, packaging, assets and non-product-
related (NPR) goods as we aim to minimize the
social and environmental impact of our
operations.

	Systems	Parts and tools including packaging and transport tools
We aim to maintain systems in use for as long as economically and environmentally possible, focusing on service, upgrades and refurbishment.
We aim to maximize the use of
materials by focusing on parts
and packaging availability, cost
reduction and reuse of already
available resources through
repair and test actions –
avoiding the need for new
materials for new parts.

	NPR waste	Real estate

We aim to minimize our waste
and increase our recycling rate
by improving the quality of our
waste data, analyzing the waste
data and using insights from
waste data to define and
implement onsite initiatives.
We adopt green building standards and use strict certification methods, aiming to ensure most of our new and existing office and warehouse buildings (owned buildings) are as sustainable as possible.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	237

General disclosures	Environmental	Social	Governance
Circular economy: How we're managing (continued)

Our approach

A successful transition toward a circular economy
means improved designs, operational resilience,
minimal environmental impact and reduced
costs. Our approach applies to ASML worldwide.
Improved designs are achieved through
learning from failure cases and returns of used
parts. This leads to improved products,
solutions and processes. Our growth depends
on the availability of parts and access to
materials but, at the same time, we want to
lower our material inflow. Our ERM framework
addresses the risk of supply chain disruption
due to scarcity or unavailability of raw
materials and parts. Decoupling inflow from
growth and closing material loops will be key
for operational resilience – leading to lower
use of virgin materials and reduced emissions
through disposing locally and elimination of
waste ending in landfill and incineration. Cost
reduction can be achieved by optimizing the
number of purchased goods while avoiding
surplus and reusing resources to eliminate
waste.
We aim to limit our negative impacts on the
planet in close collaboration with our
customers and suppliers. Our ambition is to
have zero waste from operations to landfill
and incineration by 2030.
To achieve this ambition, we aim to:
•Minimize material inflows by avoiding the
use of virgin materials; source sustainably;
use renewable/recycled materials as much
as possible; and reuse, repair and refurbish
systems, parts, packaging and tools
•Minimize outflow by maximizing the
lifetime and productivity of our systems
and eliminating waste from operations to
landfill and incineration, while recycling
materials that can no longer be used
We have identified four material sub-topics
worldwide:
•Systems
•Parts and tools, including packaging and
transport tools
•Non-product related (NPR) waste
(hazardous and non-hazardous)
•Real estate (building renovation and
construction)

Our different types of waste

We measure our impact in tonnes of waste,
by category (non-hazardous and hazardous)
and by material type (such as plastics, paper,
wood and hazardous liquids). We include
data on the CO2e impact of processing our
waste in our scope 3 emissions. Within our
operations, we divide our waste into three
categories:
•Non-hazardous waste, such as packaging
material, waste from parts resulting from
upgrades or defects, and general waste.
This category also includes construction
waste from building activities, which tends
to fluctuate over the years.
•Hazardous waste, such as the chemicals
we use in our manufacturing processes.
This can include everything from lamps,
batteries and liquids to cleaning wipes
and filters. Most of our hazardous waste is
in the form of liquids, including acetone
and piranha acid.
•Radioactive waste originates from small
amounts of radioactive material in our
products.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	238

General disclosures	Environmental	Social	Governance
Circular economy: How we're managing (continued)

Levers for action
By applying a circular economy strategy,
we aim to ensure our products and
services retain and create as much value
as possible for us and our partners in the
ecosystem.
We aim to achieve our ambition across the
four material sub-topics via a strategy
based on the following four levers, which
we apply in collaboration with our
suppliers and customers:
Prevent waste
We aim to prevent waste by decoupling
our business growth from our waste
generation. Our waste prevention strategy
aims to rethink design and processes to
avoid waste throughout the entire lifetime
of our systems – in the production phase
and use phase and at end of life (EoL).
We use a modular design – with the
system divided into modules, that allows
teams inside and outside ASML to work on
different components in parallel, speeding
up the development cycle.
Design of our systems, parts and tools is
done with disassembly in mind, making it
easier to repair and maintain them.
We focus on design along circular
economy principles such as: durability,
reusability, repairability, refurbishment,
remanufacturing and recycling. In addition,
we work on implementing commonality,
modularity, serviceability, compatibility
and standardization.
We design systems, parts, packaging, tools
and real estate to maximize their value and
reliability and prevent waste. We aim to
choose mono-material components and an
eco-design methodology, and minimize the
use of critical raw materials such as rare
earth and hazardous materials.
As part of our supplier sustainability
program, we collaborate with product- and
non-product-related suppliers that deliver
more sustainable materials, sourced from
renewable sources, and durable and efficient
products with recyclable materials that can
be upgraded, reused, repaired, refurbished
and recycled by us or our suppliers. We do
not have absolute targets on the
minimization of primary raw materials and
the use of sustainable and renewable
resources yet. We strive to avoid excess and
obsolete inventories.
We are committed to making reliable
systems, minimizing the number of parts
that are dead on arrival. By rethinking
processes and implementing lean principles
in manufacturing and logistics, we aim to
improve delivery and thereby reduce waste.
Extend lifetime
We aim to keep systems, products and
assets in use for as long as possible.
With our customers, we focus on
establishing contracts to keep our systems
working for longer, maximizing their value
and avoiding obsolescence. With our
suppliers, we focus on establishing
contracts to keep our infrastructure working
for longer. By developing lifetime extension,
productivity enhancement and system node
extension packages (LEPs, PEPs and
SNEPs, respectively), we aim to enhance
the lifetime and performance of our systems.
In addition, we refurbish systems. In a LEP
we replace parts or modules for which the
availability of spare parts can no longer be
guaranteed and to provide further lifetime
of the product.
Reuse resources
We aim to reuse resources as much as
possible across our value chain. We are
committed to reusing system parts,
packaging, tools and NPR resources,
focusing on optimal return flows by
collaborating with customers and suppliers,
while learning from system usage in the
market and from product returns for repair
and reconditioning. We repair and harvest
parts and packaging through global and
local repair centers, suppliers and partners,
at the location with the lowest environmental
impact. In real estate, we repair buildings,
assets and infrastructure. Redeployment
enables the reuse of parts, packaging, tools
and devices in a new life cycle with the same
functionality inside and outside ASML.
Recycle materials
We aim to prepare for reuse or recycling at
end of life. In collaboration with our partners,
we focus on the best ways to collect,
dismantle and sort material to avoid landfill,
incineration and other disposal operations.
Increasingly, preparation for reuse or
recycling of both hazardous and non-
hazardous materials and construction waste
at EoL takes place locally – and we only
collaborate with waste contractors that are
certified according to local legislation. We
aim to include sustainability KPIs in
contracts to ensure contribution to our
circular economy targets.
We aim to achieve our ambition by
focusing on the following steps:
•Further embedding the circular economy
governance across the organization
•Improving our circular sourcing strategy
to ensure we minimize the inflow and as
such prevent waste
•Ensuring our designs take circularity
principles into account
•Continuing to maximize reuse
•Focusing on creating a strategy for
extending the lifetime and reuse of our
buildings and infrastructure
•Improving the data reliability of our
packaging and waste
•Identifying opportunities for closed-loop
collaborations with our suppliers and
waste haulers
•Investigating the impact of our waste
across our value chain (beyond our own
operations)
•Investigating the value of waste

Why it matters: Impacts, risks and opportunities

For circular economy, we have identified the following impacts across our value chain that are downstream beyond our customers:

Impacts:

Use of our customers' products enabling the transition to a circular economy in various applications
Use of our customers' products hindering the transition to a circular economy in various applications

The strategy for these impacts including targets, actions and resources is in development, and we will report on this in the coming years.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	239

General disclosures	Environmental	Social	Governance
Circular economy: Systems

Our scope

Systems refer to our complete portfolio of
holistic lithography solutions that support
our customers at every stage of the
chipmaking process, from early design and
development to high-volume production:
EUV and DUV lithography systems,
metrology and inspection systems,
computational lithography, and system and
process control software solutions.

Why it matters: Impacts, risks and opportunities

For systems we have identified the following:

Impacts:

Resource inflows in the production process
Impact of our resource outflows at customers’ sites
Waste produced from our operations

Risks and opportunities:
Disruption to the supply chain caused by unavailability of materials and parts
Loss of market share and dissatisfied customers through not meeting agreed circular economy standards
Inability to meet changing customer demands for more circular products
Read more in Strategic report – Performance and risk – Risk

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
% of lithography systems sold in the past 30 years still active in the field	%	95%	N/A	N/A	N/A
We monitor the lifetime and productivity of
our systems via:
Percentage of the systems sold over the
past 30 years still active in the field by
2025
We actively monitor our systems sold over
the past 30 years that are still active in the
field. This includes our EUV, DUV and PAS
5500 systems. The monitoring takes place
based on shared interests with our
customers to extend the lifetime of our
systems as long as possible, due to their
high value.
In 2024 we have sold 38 refurbished
lithography systems (9.1% of the total
lithography systems sold in the year). To
date we have refurbished and resold over
500 lithography systems. By the end of
2024, 95% (2023: 95%) of all (refurbished)
systems sold in the past 30 years were still
active in the field.

Our actions and resources

We aim to maintain systems in use for as
long as economically and environmentally
possible, focusing on service, upgrades and
refurbishment. For this, we focus on
safeguarding our ability to support the
systems and creating products and options
to increase the value of the systems for our
customers. Our ability to continue to service
the systems is secured by investing in
service training and documentation, and by
resolving obsolescence issues with parts.
Enhancing systems’ performance and
lifetime
We are establishing customer contracts to
maintain systems in the market as long as
economically beneficial for both the customer
and ASML, maximizing their value. We develop
refresh packages to maintain a high
performance, PEPs and SNEPs to enhance
their running period and performance, and
additional options to allow systems to be
adapted to new customer requirements.
We provide our PAS customers with a
guaranteed service roadmap until at least
2035, and we provide specific guarantees
to each platform for our other systems –
meaning all the support and necessary
services and spare parts required to
maintain their systems are expected to be
available until at least the committed date,
subject to export control limitations.
Safeguarding service parts availability
We also refurbish systems across the
business – a multiyear program in which we
continually invest to ensure the supply of
more than 2,000 service parts for our PAS,
XT and NXT platforms. This is achieved
either through redesigns, harvesting parts
from systems decommissioned by our
customers or finding an alternative with the
same form, fit and function. Where this is not
possible, we are generally able to secure
components through ‘last time buy’ – a
supplier’s ‘last call’ for a part or component
before production switches to its successor.
As a last resort, we can decide to completely
redesign a part.
Extending product life through
refurbishment
We focus on refurbishing a number of
product families: PAS 5500 (with almost
1,800 systems at customer sites worldwide),
TWINSCAN XT 4 (2,000 systems) and, as of
2021, NXT:1950-1980 (1,000 systems). For
the approximately 200 TWINSCAN AT
systems still in operation, we focus on
measures to proactively manage their end of
life – guaranteeing the availability of spare
parts for as long as possible and providing
customers with sufficient notice if we can no
longer do so. We define until which date
systems need to be supported, and we pro-
actively organize for the parts, people and
tooling needed to execute this successfully.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	240

General disclosures	Environmental	Social	Governance
Circular economy: Systems (continued)
Our refurbishment program is mainly
involved in industrializing refurbishments
with existing hardware. This means making
sure the consumables, parts that show wear,
and any upgrades that we may need to do
have procedures and sequences available to
ensure low cycle time and cost.
Redesigning parts to avoid obsolescence
We track spare parts in our portfolio to see
how they are being used and identify when
we expect to run out of individual items –
and, for PAS and (N)XT systems, we use this
information to update our priorities for
redesign. We have identified and plan to
execute more than 100 redesign projects for
nearly 300 parts in the coming years –
particularly relevant for electronic parts, for
which the evolution of technology has been
faster than in any other field. We will
continue to increase our focus on local
repair to extend the life of the mature
installed base at lower cost, reducing the
need to redesign and buy new materials and
parts.
Resources
By thinking about modularity, commonality
and repairability during the design phase, we
can extend the lifetime of our machines,
increase reuse opportunities for parts in the
future and extend the productivity of our
systems to maximize their usage throughout
their life cycles.
We have several Development and
Engineering teams working on installed base
programs that focus on extending the
lifetime and productivity of our systems.
In these cases, our circular objectives are
inter-aligned with other strategic goals. As a
result, it is not possible to fully distinguish
our resources only for circular objectives.
Our estimate is that approximately 20 FTEs
are working on extending the lifetime of our
systems. The associated costs are
approximately €2.8 million annually and
included in the Consolidated financial
statements in Selling, general and
administrative costs. We expect this number
to grow because of our business growth.
These FTEs are not solely attributable to the
circular objectives of ASML, such as
extending the lifetime of our systems, but
also contribute to our other strategic goals,
such as extending the productivity of our
systems.

Looking ahead

We are working on strengthening the circular
economy thinking in our installed base
strategy, and as such are developing new
targets to monitor progress on this strategy
going forward.
For DUV, we aim for XT Dry scanner energy
reduction and we actively engage with our
customers on this new roadmap to further
enable both ASML's and our customers’
GHG neutrality ambitions and maximize the
lifetime of our systems. We will expand the
engagement with our customers on our DUV
roadmaps in the coming years to jointly plan
and act to meet our circular ambitions.
For EUV, we will continue to leverage our
large and growing systems installed base to
provide high-value service and upgrades
over a lifetime of more than 20 years.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	241

General disclosures	Environmental	Social	Governance
Circular economy: Parts and tools including packaging and transport tools

Our scope

In scope for our parts and tools – which from
this point on we will refer to as 'parts' – are
subsystems, modules, assemblies, parts,
tools and components used in our systems.
In scope for our packaging and transport
tools are materials used to protect,
safeguard and transport our systems and
parts across the value chain.

Why it matters: Impacts, risks and opportunities

For parts and tools including packaging and transport tools we have identified the following:

Impacts:

Resource inflows in the production process
Impact of our resource outflows at customers’ sites
Waste produced from our operations

Risks and opportunities:
Disruption to the supply chain caused by unavailability of materials and parts
Loss of market share and dissatisfied customers through not meeting agreed circular economy standards
Inability to meet changing customer demands for more circular products

Read more in Strategic report – Performance and risk – Risk

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Reuse rate of parts returned from field and factory	%	88%	90%	2025	On track ò
In the context of reusing parts and tools, we
have defined one target. For packaging and
transport tools, we are assessing inclusion
of this in our targets in the near future.
Achieve a 90% reuse rate of parts
returned from the field and factory by
2025
Our overall target reuse rate of 90% means
a 95% successful return of our parts and
subsequently 95% successful
reconditioning. We established this target to
focus on the reuse of our parts and gain
better insights into our reuse processes.
While our external stakeholders were not
involved in setting this target, we collaborate
closely with our partners and suppliers to
improve our reuse rate. In 2024, our reuse
rate of parts was 88% – on target to achieve
our goal. The savings we generated from
reused parts amounted to €1,841 million,
and the value of scrapped parts was €237
million.
The return-to-recondition flow, the
recondition-to-good-stock flow, the reuse
rate and the inventory levels are monitored
and reported monthly to our reuse board.

Our actions and resources

Our actions to achieve our target are
centered on:
Repairing and reconditioning materials to
enable reuse
Before parts are returned for reuse, they
undergo an identification process and
quality check, followed by the logistical and
financial processes required to bring them
back into the supply chain – either to the
original module suppliers or to ASML.
Our goal is to standardize these processes
and create a network-related solution to
enable high flexibility and reduce transport,
which also reduces our CO2e footprint.
These activities – which are under
development globally and connected to our
general enterprise resource planning (ERP)
system – support us in maintaining a parts
return rate of 95% and a recondition rate of
95%.
On an annual basis, the additional potential
savings related to these activities amount to
€1.5 billion worth of materials.
Localized repair centers
Currently, we have repair centers in Asia
(South Korea, Taiwan and China), the US
(Wilton, San Diego, Vancouver WA) and the
EU (Veldhoven), which work with local
suppliers and specialized repair partners to
create a local ecosystem. By enabling repair
and reuse activities and taking ownership of
repairs close to where materials are needed,
we are able to reduce logistics time, cost of
stocking parts and our environmental impact
(by reducing both scrap and GHG
emissions).
In 2024 we opened our new Reuse Work
Center in Newtown, Connecticut (US). With
this dedicated facility for reuse and repair
activities, our Wilton (US) factory greatly
increased its reuse capacity and efficiency.
The Newtown Reuse Work Center features
its own 2,500 ft2 cleanroom, including a
grade-four area for dismantling particularly
sensitive modules (such as YieldStar
sensors and EUV uniformity correction
modules), a warehouse and logistics
facilities. A dedicated team of production
engineers, technicians and logistics experts
drives disassembly, repairs and upgrades of
modules and will be taking many more parts
from the Wilton factory, including DUV
reticle stages, Z-mirrors, YieldStar sensors
and EUV uniformity correction modules.
Improving the effectiveness of the reuse
flow
In 2024 we began improving the data
availability of materials flow and registration
in our ERP system.
In our new system designs, we aim to
ensure design-for-reuse principles.
The related training and detailed
documentation have been tested and rolled
out in 2024 and will be continued in 2025.
To track the effectiveness of our reuse flow
actions, we constantly measure the return-
to-recondition flow, the recondition-to-good-
stock flow and the reuse rate, and we also
monitor the inventory levels of materials to
be reconditioned.
Circular supplier collaboration
We are collaborating with suppliers to
incentivize reuse over new purchases.
We have started transferring used parts
back to our suppliers to repair, refurbish
or harvest for reuse in their new buying
process, giving them more flexibility in
how they can reuse parts. In the prior year,
we investigated how to support a new
collaboration model with suppliers for
reusing materials, as well as how to adjust
our processes and systems to enable it.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	242

General disclosures	Environmental	Social	Governance
Circular economy: Parts and tools including packaging and transport tools (continued)
Reuse of packaging and transport tools
Valuable transportation materials – such as
packaging, locking and plug materials – are
used to safely transport our modules and
systems, either from our suppliers to our
factories or from our factories to our
customers. Instead of being thrown away
once they reach their destination, these
transportation materials are reused.
We are improving the reuse of packaging,
lockings and plugs from the field and
factory, and implementing business rules,
KPIs, analytics and infrastructure to secure
reuse over new purchase.
In 2024, we continued to make progress in
reusing thousands of small auxiliary
materials, such as plugs, flanges, caps and
brackets. These are now being reused for
system parts in our factories or for shipping
machines to our customers.
We also focused on improved reporting
capability to better analyze our waste
streams, we reduced our factory waste
stream on packaging and transport tools
significantly, and we now seek reuse
opportunities outside our ASML network,
e.g. reuse of containers if this is not possible
internally.

Improving availability of materials through reuse

With increased demand for all our
systems, it has become more challenging
to have the right materials in the right
place at the right time to build, upgrade or
repair our products.
One solution to improve availability of
materials is to reuse them from existing
systems that have been returned from the
field. In 2024, we introduced a systematic
approach to dismounting and reusing NXT
systems, with the ambition of using the
same process with other systems in the
future.
Through a scalable process, almost all
modules can be disassembled and fed
back into the supply chain as separate
parts. This approach provides greater
availability of materials, reduced cost and
lower lead times, particularly for lenses in
high demand. We have also completed a
pilot to include XT main bodies in this
process.

Resources
We have a dedicated Reuse & Repair
organization. While in the beginning cost
was the main purpose of reuse, other key
drivers today are to reduce waste in our
ambition to become a circular company,
increase output through parts availability,
overcome material shortages and improve
our designs by learning why parts fail. The
reuse-dedicated organization leases several
repair centers and reuse factories for end-
to-end reuse activities, from dismantling and
harvesting to reconditioning, (tin) cleaning
and returning materials for reuse to our
factories and field locations.
To run the reuse-dedicated organization,
operational expenditure was approximately
€28 million in 2024, included in the
Consolidated financial statements in Selling,
general and administrative costs. This
includes expenditure for around 200 FTEs at
year end. The future financial resources for
2025 are expected to slightly grow to
€32 million because of the expected growth
in FTEs and output.
When repair centers are acquired, the EU
Taxonomy assessment is performed under
economic activity CCM 7.7 Acquisition and
ownership of buildings.
In order to enable further scaling of reuse
through processes and organizational
changes, we invest on average about 70
FTEs in our improvement program. The
associated costs are approximately
€9.8 million annually.
Resources allocated to the Reuse & Repair
organization are not solely attributable to our
circular objectives, but also contribute to
other strategic goals.
When conducting the EU Taxonomy
assessment, we assessed our contribution
to the transition to a circular economy by
checking on the alignment of our economic
activities with the technical screening criteria
provided for activities 1.2 Manufacture of
electrical and electronic equipment and 5.1
Repair, refurbishment and remanufacturing.
Our conclusion was that our activities
cannot be considered aligned with the EU
Taxonomy for these specific activities.
For activity 1.2, the following reasons
explain the lack of alignment:
•We track information on substances of
concern and very high concern; however,
these are not yet publicly available in the
SCIP (Substances of Concern In articles as
such or in complex objects (Products))
database and/or IEC62474.
•Currently, we do not meet the design for
recyclability criteria, which rely on EN
45555:2019 or any product-specific EN
standard relying on EN 45555:2019.
•More than 95% of our systems are still
active in the field and we have
longstanding relationships with our
customers. Each buyback, sellback or
takeback is an individual negotiation, and
therefore we cannot evidence standard
information to customers regarding end-
of-life options for our products.
Activity 5.1 is not aligned because we lack a
waste management plan that ensures that
the product’s materials, particularly critical
raw materials, and components that have
not been reused in the same product are
reused elsewhere, or, where reuse is not
possible (due to damage, degradation or
hazardous substances), are recycled, or,
only where reuse and recycling are not
viable, are disposed of in accordance with
applicable EU and national legislation. This
requires a waste plan that covers each of the
tens of thousands of parts in our systems.
We currently do not have this plan in place.
Read more in Sustainability statements –
Environmental – EU Taxonomy

Looking ahead

We will further invest in global reconditioning
capacity so it scales with our company
growth. In 2025, we plan to open a new
Reuse & Repair Center in Beijing (China),
marking another important step-up in reuse
manufacturing.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	243

General disclosures	Environmental	Social	Governance
Circular economy: Non-product-related waste (hazardous and non-hazardous)

Our scope

Non-product-related (NPR) waste
(hazardous and non-hazardous) refers to all
waste other than production items that are
not part of a system, such as asset
management, facility management, IT. This
is relevant for all our locations.
Product-related (PR) waste consists of
systems and parts and tools including
packaging and transport tools.

Why it matters: Impacts, risks and opportunities

For NPR waste (hazardous and non- hazardous) we have identified the following:

Impacts

Waste produced from our operations

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Total waste from operations (excl. construction) normalized to revenue	kg/€m	429	295	2025	Work to be done ■
Recycling rate (excl. construction)%		63%	65%	2025	Work to be done ■
While we are working toward developing a
specific NPR waste target, our waste
prevention strategy contributes to the
following targets:
Achieve 295 kg of waste from operations
(excluding construction) / €m revenue by
2025
Waste from operations in this context – PR
and NPR – is defined as any substance or
object the holder discards, or intends or is
required to discard including waste from
activities, resources and relationships owned
or controlled by ASML (excluding
construction waste).
Our waste intensity in 2024 (our baseline) is
429 kg per €m revenue. To achieve our
target of 295 kg per €m revenue, we need to
scale up our efforts to reduce our waste
streams. We measure our waste intensity to
gain insights in our waste streams, and we
set a target to maintain internal focus. No
external stakeholders were involved in the
target-setting process.
Achieve a 65% recycling rate of waste
from operations (excluding construction)
by 2025
In 2024, we generated 13,537 tonnes of PR
and NPR waste (including construction
waste). Our recycling rate was 63%,
compared to our target of 65%.
In 2023, we reported a 90% target rate for
2025. However, last year, insights showed
that waste companies reported recycling
rates using different definitions – and
aligning the definitions worldwide resulted
in a significant decrease in our recycle rate.
In 2024, we continued to improve the quality
of data, and we have started initiatives with
our waste companies to both increase our
recycling rate and better understand the
environmental impact of our waste.
The new insights revealed that achieving a
90% recycling rate by 2025 was not realistic.
Therefore, we adjusted our 2025 target to a
65% recycling rate of waste from operations
with our 2024 actuals as the baseline.
Our ambition of zero waste to landfill and
incineration by 2030 worldwide remains the
same, and we will work on increasing our
recycle rate year by year.

Our actions and resources

To reduce NPR and PR waste, our actions
focus on multiyear projects that first started
in 2023. In 2024, we:
•Started a project to improve the
completeness, representativeness and
accuracy of waste data worldwide.
•Investigated the recycling capabilities of
seven industrial sites with the aim of
improving our recycling rate. In 2025, we
will define actions based on the insights
gained from this study.
•Completed a detailed overview of the
waste streams for our five largest industrial
sites – Veldhoven, Wilton, San Diego,
Linkou and Tainan – with the goal of
identifying improvement projects.
In addition, we started the execution of the
following projects per region:
Veldhoven (the Netherlands):
•Investigation of improving waste
management at our main Veldhoven
campus to accommodate further growth
while supporting our zero-waste ambition.
•Implementation of better waste-
segregation facilities in the offices and
warehouses to improve our recycling rate.
•Implementation of reusable coffee cups,
resulting in a reduction of around 14.4
million disposable cups.
•Reduction of the use of wooden pallets,
which represent approximately 10% of
our packaging waste. To avoid incineration
of disposable wooden pallets, we made
agreements with one of our key pallet
suppliers to switch to reusable pallets.
In the first month in 2024, this resulted in
a saving of 2,000 kg. For 2025, we aim
to expand our agreements with other
suppliers and decrease wooden pallet
waste by 250,000 kg per year.
•Reduction of waste by making agreements
with suppliers to enable greater return to
manufacturers. This could save
approximately 400,000 kg of waste per
year.
•Agreement with our cleanroom suits
supplier to ensure full recycling of plastic
foil packaging.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	244

General disclosures	Environmental	Social	Governance
Circular economy: Non-product-related waste (hazardous and non-hazardous) (continued)
Linkou and Tainan (Taiwan):
•Improvement of waste data quality by
ensuring waste is being measured by a
third party.
•Increase of wood waste recycling from
35% to approximately 80% for our Tainan
factory, and from 75% to 90% for our
Linkou factory, by changing waste hauler.
San Diego and Wilton (US):
•Implementation of reusable coffee cups,
resulting in a reduction of around 1.1
million disposable cups.
Resources
6 FTEs are working on our actions from our
waste master plan. These have an
associated annual cost of approximately
€0.8 million. The other actions executed
carry a cost of approximately €1.0 million.
All costs are included in the Consolidated
financial statements in Selling, general and
administrative costs. Depending on the
outcome of various pilots and supplier
collaborations, this amount could increase in
years to come.

Looking ahead

We will continue executing our waste
prevention strategy, and collaborating with
our suppliers, service providers and
employees to reduce waste and to improve
our recycling rate.
In 2025 we will continue our multiyear
projects to reduce our regional NPR and PR
waste.
Veldhoven (the Netherlands)
•We will implement the waste recycling
improvements identified in the Veldhoven
campus investigation.
•We will begin optimizing the gathering of
clean waste streams (in one of our
warehouses) to enable recycling by a
waste hauler.
Linkou and Tainan (Taiwan)
•We are aiming to provide improved waste
segregation facilities in our offices and
warehouses.
Wilton (US)
•We will further improve the separation of
plastics to increase the recycling rate.
•Together with one of our glass suppliers,
we will start a feasibility pilot to see if
certain glasses can be reused.
•We will start a filter cake study to assess
the recyclability of the solid mass
remaining on a filter.
•The amount of reusable packaging will be
increased.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	245

General disclosures	Environmental	Social	Governance
Circular economy: Real estate

Our scope

Real estate (building renovation and
construction) refers to all ASML-owned and
leased buildings. In our owned real estate
portfolio management, we aim to have our
newly built and renovated buildings
(exceeding €20 million investment)
BREEAM-certified for buildings in the EU,
LEED-certified for buildings in the US and
Asia, and LEED/G-SEED-certified for
buildings in South Korea. These
certifications emphasize sustainability
through the circular use of materials.

Why it matters: Impacts, risks and opportunities

For real estate, we have identified the following:

Impacts:

Waste produced from our operations

Targets and performance

There are currently no targets set on
construction waste. As we continue to
expand our facilities, we aim to maximize the
recycling of waste from our construction
activities.
In 2024, we generated 1,419 tonnes of
construction waste – 88% of which was
recycled.

Our actions and resources

We use guidelines to ensure most of our
self-owned new and existing office and
industrial buildings are as sustainable as
possible:
Adopting green building standards
In 2024, we created our own Green Building
standards with high-level, overarching
requirements applicable for owned
buildings. This will lead to consistency in
requirements – for example, in using
sustainable materials – including waste
segregation and improving recycling of
construction waste. We will focus firstly on
our large industrial sites before scaling up
wherever possible to other sites. The Green
Building standards for industrial buildings
were approved in 2024 and we will use 2025
as a pilot year. The concept will be
embedded in our real estate processes, so
we can track desired outcomes. As of 2024,
for some construction projects we report the
waste of construction and demolition in our
environmental reporting system. On a
consolidated level, we monitor the results
and inform real estate staff about project
status.
Adopting these Green Building standards
will contribute to further improving our total
waste and recycling rates.
Gaining insights into waste streams
Because our green construction philosophy
considers the entire life cycle of a building,
we also take construction and demolition
waste into account. As a result of the
company’s growth, we see an increase in
new buildings and renovation projects
worldwide – leading to more construction
and demolition waste that needs to be
tracked. In 2024, we worked on gaining
detailed insights for these waste streams,
and for disposal methods handled by our
constructors at five large construction and
demolition projects worldwide. This will give
us greater control over construction waste,
allowing us to define a realistic target for
construction and demolition waste in the
near future.
Actions based on the insights:
•We provided our contractors and waste
handlers with stricter circularity guidelines
for processing construction and demolition
waste.
•We created a guidance document for
project managers and contractors to
report construction and demolition waste
through a standardized report to
simultaneously simplify their work and
increase our insights.
•We expanded our environmental reporting
system to include construction and
demolition waste handled by contractors
worldwide.
Resources
As the resources related to our actions
regarding construction waste cannot be fully
distinguished from the Energy efficiency and
climate action activities we disclose them
combined in the section Energy efficiency
and climate action – Manufacturing and
buildings. In our EU Taxonomy section, we
have included our assessment of the capex
for buildings in scope for economic activity
7.2 Renovation of existing buildings and 7.7
Acquisition and ownership of buildings.
The resources dedicated to the actions
described above originate from both our
energy master plan and our waste master
plan. These are quantified in the preceding
sections.
Read more in Sustainability statements –
Environmental – EU Taxonomy

Looking ahead

For construction waste, aided by the
increased insights into waste streams, we
aim to establish a recycling rate baseline,
setting a target to meet in 2026 in the
Netherlands, and in 2027 for our other
locations. We also aim to carry out a pilot in
the Netherlands, with circularity guidance for
new buildings by 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	246

General disclosures	Environmental	Social	Governance
Circular economy: Metrics table

Topic	Description	Unit	2024
Resource inflows	Biological materials used in manufacturing that are sustainably sourced	%	—%
	Biological materials used to manufacture products and services that are sustainably sourced	tonnes	800
	Products and technical and biological materials used	tonnes	—
	Secondary reused or recycled components, secondary intermediary products and secondary materials used in manufacturing (including packaging)%		—%
	Secondary reused components, secondary intermediary products and secondary materials used to manufacture products and services (including packaging)	tonnes	10,963
	Secondary recycled components used to manufacture products and services (including packaging)	tonnes	—

Topic	Description	Unit	2024
Resource outflows	Recyclable content in products and their packaging	%	80.2%
	Recyclable content in products and their packaging	tonnes	—

Topic	Description	Unit	2024
Waste generated by waste type	Non-hazardous waste	tonnes	12,513
	Hazardous waste	tonnes	1,024
	Radioactive waste	tonnes	0.1
	Total amount of waste generated by waste type	tonnes	13,537

Topic	Description	Unit	2024
Waste diverted from disposal by recovery operation type – Non- hazardous waste	Preparation for reuse	tonnes	129
	Recycling	tonnes	8,087
	Other recovery operations	tonnes	0
	Amount of waste diverted from disposal by recovery operation type – Non-hazardous waste	tonnes	8,216

Topic	Description	Unit	2024
Waste diverted from disposal by recovery operation type – Hazardous waste	Preparation for reuse	tonnes	37
	Recycling	tonnes	757
	Other recovery operations	tonnes	0
	Amount of waste diverted from disposal by recovery operation type – Hazardous waste	tonnes	794

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	247

General disclosures	Environmental	Social	Governance
Circular economy: Metrics table (continued)

Topic	Description	Unit	2024
Waste diverted from disposal by recovery operation type – Radioactive	Preparation for reuse	tonnes	0.0
	Recycling	tonnes	0.0
	Other recovery operations	tonnes	0.0
	Amount of waste diverted from disposal by recovery operation type – Radioactive	tonnes	0.0

Topic	Description	Unit	2024
Waste directed to disposal by treatment type – Non-hazardous waste	Incineration	tonnes	3,730
	Landfill	tonnes	567
	Other disposal operations	tonnes	0
	Amount of waste directed to disposal by treatment type – Non-hazardous waste	tonnes	4,297

Topic	Description	Unit	2024
Waste directed to disposal by treatment type – Hazardous waste	Incineration	tonnes	212
	Landfill	tonnes	18
	Other disposal operations	tonnes	0
	Amount of waste directed to disposal by treatment type – Hazardous waste	tonnes	230

Topic	Description	Unit	2024
Amount of waste directed to disposal by treatment type – Radioactive	Incineration	tonnes	0.0
	Landfill	tonnes	0.1
	Other disposal operations	tonnes	0.0
	Amount of waste directed to disposal by treatment type – Radioactive	tonnes	0.1

Topic	Description	Unit	2024
Non-recycled	Preparation for reuse	tonnes	166
	Non-recycled waste (including preparation for reuse)	tonnes	4,693
	Non-recycled waste (including preparation for reuse)%		34.7%

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	248

General disclosures	Environmental	Social	Governance
Circular economy: Metrics table (continued)

Topic	Description	Unit	2024
Non-hazardous waste	General waste	tonnes	3,295
	Waste wood	tonnes	2,611
	Construction waste	tonnes	1,419
	Metals	tonnes	1,377
	Paper and cardboard	tonnes	1,079
	Plastic	tonnes	729
	Organic waste	tonnes	334
	Electronics	tonnes	346
	Glass	tonnes	16
	Other non-hazardous waste	tonnes	1,307
	Total non-hazardous waste	tonnes	12,513

Topic	Description	Unit	2024
Hazardous waste	Hazardous liquids	tonnes	852
	Filters	tonnes	62
	Empty packaging	tonnes	35
	Cleaning wipes	tonnes	8
	Lamps	tonnes	1
	Batteries	tonnes	1
	Other hazardous waste	tonnes	65
	Total hazardous waste	tonnes	1,024

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	249

General disclosures	Environmental	Social	Governance
Circular economy: Additional disclosures

Methodology on targets
Systems
Percentage of systems sold in the past 30 years still
active in the field
We monitor the number of active systems in our
installed base. This includes our EUV, DUV and
PAS 5500 systems. We have calculated the
percentage of all systems ever sold that are still in
use. Some systems in the field may not be
serviced by ASML, but are operational. For the
indicator '% of active systems' we apply
assumptions for the portion of systems active but
not serviced by ASML. Based on historical
information and experience, we estimate that
33% of non-ASML-serviced systems are still
active in the field.
Parts and tools including packaging and
transport tools
Achieve a 90% reuse rate of parts returned from the
field and factory by 2025
For this target, we take into account the
percentage of parts that contributed to a circular
economy in the reporting year, measured in value,
and based on return and recondition rates
worldwide.
Non-product-related waste (hazardous and
non-hazardous)
Achieve 295 kg of waste from operations (excluding
construction waste) / €m revenue by 2025
The total waste from operations (excluding
construction) is normalized to revenue per year.
The kilograms of waste are determined via
information provided by our waste disposal
contractors. Waste from operations, measured in
kilograms, is reported in our environmental
management system, which allows us to monitor
progress toward our target.
Achieve a 65% recycling rate of waste from operations
(excluding construction) by 2025
The recycling rate is calculated based on
information on waste disposal methods provided
by our waste disposal contractors.

Construction waste

Construction waste is excluded from the
calculation of our targets because it does not
result from our daily operations. The amount
tends to fluctuate over the years and can
therefore make the trend of the indicator unclear.
However, construction waste is included in our
actuals.

Methodology on metrics
E5-4 Resource inflows
Resource inflows
The resource inflows needed to build our systems
are material. They consist of products, materials
and their packaging. Some inflows contain critical
raw materials and rare earths. Among these are
tantalum, tungsten, tin and gold.
Read more on Conflict minerals in Sustainability
statements – Social – Responsible value chain
Weight
Weights are derived from material master data.
If weights therein are not (yet) available, we have
used estimation techniques.
Weight of primary raw materials
Establishing the weight of primary raw materials
used during the reporting period is challenging
due to the vast number of parts in our systems.
Despite our significant efforts to gather the
necessary information, we experienced difficulties
in obtaining the weights of several materials and
parts. As a result, we are unable to provide data
that fully meets this requirement. Consequently,
we report a ‘-’ for the following metrics:
•Percentage of biological materials used in
manufacturing that are sustainably sourced
•Products and technical and biological materials
used
•Percentage of secondary reused or recycled
components, secondary intermediary products
and secondary materials used in manufacturing
(including packaging)
•Percentage of secondary recycled components
used to manufacture products and services
(including packaging)
•Percentage of recyclable content in products
and their packaging
Weight of secondary reused or recycled components,
secondary intermediary products, and secondary
materials used to manufacture products and services
(including packaging)
To determine the weight of secondary materials
used, we add up all goods movements for parts
and packaging.
The weight of recycled components in our inflow is
estimated. For one of our systems a full breakdown
of the mass per material category is made by
subject matter experts. Subsequently, we
determine the average recycled mass per material
from public sources. The resulting weighted
average of the share of recycled components is
applied to the weight of our inflow.
A component can be both recycled and reused.
To avoid double counting, recycled components
(including packaging) are only counted for the first
time they enter the production process. Reused
components (including packaging) are counted
every subsequent entry that the component
makes into the production process in the
reporting year.
Biological materials
We use wood in our packaging. If this wood is
certified according to the standards of the Forest
Stewardship Council (FSC) or the Programme for
the Endorsement of Forest Certification (PEFC),
we consider it to be sustainably sourced. If wood
is one of the elements of the packaging, subject
matter experts have estimated the mass included
in this metric. In using wood in our packaging, we
support the cascading use of wood principles.
Cascading use is a strategy to use raw materials
such as wood, or other biomass, in
chronologically sequential steps as long, often
and efficiently as possible for materials and only
to recover energy from them at the end of the
product life cycle. It is the intention that the
increased cascading use of wood will contribute
to more resource efficiency and consequently
reduce pressure on the environment.
E5-5 Resource outflows
Durability
We have a shared interest with our customers to
extend the lifetime of our systems as long as
possible. This starts with the ability of our
products, components and materials to remain
functional and relevant when used as intended.
There is no industry average for our products.
Repairability
There is no established rating system for
repairability of our products, as a result we have
not included a metric regarding this topic.
Recyclable content in products and their packaging
The weight of recyclable content in our outflow is
estimated. For one of our machines a full
breakdown is made of the mass per material
category by subject matter experts.
Subsequently, we determined the average
recyclable mass per material from public sources.
The resulting weighted average of the share of
recyclable content is applied to the weight of our
outflow.
Waste
The waste we report contains the waste we own
or control. Waste disposal methods are reported
by our waste disposal contractor.
For (leased) office locations where waste hauler
data is not available, the office waste is estimated
based on square meters and the average office
waste per square meter for comparable offices as
a proxy.
Radioactive waste
Our total outflow of radioactive waste is
determined in accordance with article 3(7) of
Council Directive 2011/70/Euratom.
Not the full weight reported is radioactive. The
amount we report is the complete weight of
products with a radioactive coating. However, we
report the full weight, as it is not possible for us to
make a reliable split.
The products are stored (indefinitely) at the
Central Organization for Radioactive Waste
(COVRA) – a facility owned by the Dutch
government and the only certified storage facility
for radioactive waste in the Netherlands.
Preparation for reuse
Preparation for reuse consists of checking,
cleaning, and/or repair and recovery operations,
by which products or components of products
that have become waste are prepared so that
they can be reused without any other
preprocessing.
Non-recycled waste (including preparation for reuse)
This metric gives the total of all our waste that is
not recycled. This includes the waste prepared for
reuse.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	250

General disclosures	Environmental	Social	Governance
EU Taxonomy at a glance
All figures based on EU-IFRS

Overview

The EU Taxonomy
Regulation (EU 2020/852)
aims to create a
common language and
methodology for
reporting on
sustainability by
providing appropriate
criteria for determining
which economic
activities can be
considered
environmentally
sustainable. The EU
Taxonomy requires
companies to report to
what extent their
economic activities are
Taxonomy–eligible and
aligned.

Summary

	FY 2024%		FY 2023%
Turnover	28,262.9	100%	27,558.5	100%

Taxonomy-aligned turnover	0.0	0%	0.0	0%
Taxonomy-eligible turnover	27,669.8	98%	26,668.5	97%
CE 1.2 Manufacturing of electrical equipment	23,402.2	83%	23,903.0	87%
CE 5.1 Repair, refurbishment and remanufacturing	3,595.3	13%	2,404.0	9%
CE 5.2 Sale of spare parts	42.1	0%	45.5	0%
CE 5.4 Sale of second-hand goods	630.2	2%	316.0	1%
Taxonomy-non-eligible turnover	593.1	2%	890.0	3%

Capital expenditure	3,315.0	100%	3,394.2	100%
Taxonomy-aligned capex	74.1	2%	0.0	0%
CCM 7.7 Acquisition and ownership of buildings	74.1	2%	0.0	0%
Taxonomy-eligible capex	2,768.7	84%	1,614.2	48%
CE 1.2 Manufacturing of electrical equipment	1,879.2	57%	945.4	28%
CCM 4.1 Electricity generation using solar photovoltaic technology	2.2	0%	0.0	0%
CCM 4.9 Transmission and distribution of electricity	25.2	1%	0.0	0%
CCM 7.2 Renovation of existing buildings	252.2	8%	35.1	1%
CCM 7.7 Acquisition and ownership of buildings	609.9	18%	633.7	19%
Taxonomy-non-eligible capex	472.2	14%	1,780.0	52%

Operational expenditure	3,181.0	100%	3,035.2	100%

Taxonomy-aligned opex	0.0	0%	0.0	0%
Taxonomy-eligible opex	3,181.0	100%	3,035.2	100%
CE 1.2 Manufacturing of electrical equipment	3,181.0	100%	3,035.2	100%
Taxonomy-non-eligible opex	0.0	0%	0.0	0%

The EU Taxonomy Regulation (EU 2020/852)
is a core part of the European Green Deal.
It supports the flow of capital toward more
sustainable economic activities by creating a
common language and standardized reporting
methodology that helps determine which
activities can and cannot be considered
‘environmentally sustainable’.
The EU Taxonomy requires companies to
report to what extent their economic activities
are Taxonomy-eligible and aligned. For the
2024 reporting period, non-financial
undertakings are required to disclose the
proportion of key performance indicators –
namely turnover, capital expenditure (capex)
and operational expenditure (opex) – which is
associated with activities eligible and aligned
with one or more of the following six objectives:

1	Climate change mitigation (CCM)

2	Climate change adaptation (CCA)

3	Sustainable use and protection of water and marine resources (WTR)

4	Transition to a circular economy (CE)

5	Pollution prevention and control (PPC)

6	Protection and restoration of biodiversity and ecosystems (BIO)

Turnover
Overview of turnover, including environmental
objectives, key activities.
Read more on page 255 >

Capital expenditure
Overview of capital expenditure, including
environmental objectives and key activities.
Read more on page 256 >

Operational expenditure
Overview of operational expenditure,
including environmental objectives and
key activities.
Read more on page 258 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	251

General disclosures	Environmental	Social	Governance
The EU Taxonomy at ASML
All figures based on EU-IFRS
EU Taxonomy disclosure
The EU Taxonomy alignment assessment considers
whether the economic activity:
•Is Taxonomy-eligible (i.e. if the economic activity is
included in the EU Taxonomy list of eligible activities)
•Makes a substantial contribution to at least one of the
environmental objectives
•Does not significantly harm (DNSH) any of the other
objectives
•Meets minimum safeguards constituted chiefly by the
OECD Guidelines and UN Guiding Principles
The substantial contribution and DNSH criteria are
collectively referred to as the ‘technical screening
criteria’.
Reporting scope
The EU Taxonomy has been prepared on a consolidated
basis, the scope of which is the same as for the
Consolidated financial statements in line with the EU-
IFRS. No subsidiaries are exempt.
The EU Taxonomy's reporting basis differs from that
used in our Consolidated financial statements, which are
in conformity with US generally accepted accounting
principles. EU Taxonomy is based on EU-IFRS; for this
reason, the reported turnover, capex and opex under EU
Taxonomy can differ from the reported figures in our
Consolidated financial statements.
Basis for preparation
We prepared our EU Taxonomy disclosure in accordance
with Commission Delegated Regulations EU 2021/2178
and EU 2023/2486, as well as Commission Notices
answering frequently asked questions (FAQs) about EU
Taxonomy reporting.
We used Regulation (EU) 2020/852 as supplemented
with Commission Delegated Regulations (EU) 2021/2139,
(EU) 2023/2485 and (EU) 2023/2486) to identify eligible
activities, assess which activities were aligned, and
screen alignment with the minimum safeguards. We also
calculated metrics for eligibility and alignment based on
these screening results.
For the EU Taxonomy assessment, we applied a
materiality threshold – that is in line with our financial
reporting – to focus on the activities with the highest
environmental impact.
Finally, our EU Taxonomy activities can potentially
substantial contribute to multiple environmental
objectives; to prevent double counting this is indicated in
the numerator of turnover, capex and opex KPIs across
activities in the templates.
Our assessment was based on our interpretations of how
the regulation applies to our business activities and the
impact thereof on eligibility and alignment. Future
guidance could result in more accurate definitions and
altered decision-making in meeting reporting obligations
that may come into force, which could impact future EU
Taxonomy reporting. Each step is discussed in the
following section.
Relevant information from the detailed EU Taxonomy
templates for the KPIs of non-financial undertakings are
included in the following sections.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	252

General disclosures	Environmental	Social	Governance
The EU Taxonomy at ASML (continued)
All figures based on EU-IFRS
Eligibility overview
The table below indicates the environmental objective, eligible activity and the related KPI. We identified two new eligible activities compared to 2023, being activity 4.1 Electricity generation using solar photovoltaic technology and 4.9 Transmission and distribution of electricity.
The next sections present the assessment of the technical screening criteria, the minimum safeguards, calculation methodology, and the proportion of the KPIs that are Taxonomy-eligible and aligned.

Environmental objective	Taxonomy-eligible activity	Related KPI
Circular economy (CE)	1.2 Manufacture of electrical and electronic equipment	Turnover, opex, capex

Climate change mitigation (CCM)	4.1 Electricity generation using solar photovoltaic technology	Capex

Climate change mitigation (CCM)	4.9 Transmission and distribution of electricity	Capex

Circular economy (CE)	5.1 Repair, refurbishment and remanufacturing	Turnover

Circular economy (CE)	5.2 Sale of spare parts	Turnover

Circular economy (CE)	5.4 Sale of second-hand goods	Turnover

Climate change mitigation (CCM)	7.2 Renovation of existing buildings	Capex

Climate change mitigation (CCM)	7.7 Acquisition and ownership of buildings	Capex

We apply a five-step approach to our EU Taxonomy assessment

1. Identification of eligible activities	2. Substantial contribution	3. Do no significant harm	4. Compliance with minimum safeguards	5. KPI

Eligibility	Compliance with technical screening criteria		Compliance with minimum safeguards	Alignment with Taxonomy

Manufacture of electrical and electronic equipment (CE 1.2)	Technical screening criteria are not met FY 2024	We are compliant with minimum safeguards FY 2024.	Turnover 98% eligible – not aligned 0% eligible – aligned 2% not eligible

Electricity generation using solar photovoltaic technology (CCM 4.1)	Technical screening criteria are not met FY 2024

Transmission & distribution of electricity (CCM 4.9)	Technical screening criteria are not met FY 2024		Capital expenditure 84% eligible – not aligned 2% eligible – aligned 14% not eligible

Repair, refurbishment and remanufacturing (CE 5.1)	Technical screening criteria are not met FY 2024

Sale of spare parts (CE 5.2)	Technical screening criteria are not met FY 2024

Sale of second-hand goods (CE 5.4)	Technical screening criteria are not met FY 2024		Operational expenditure 100% eligible – not aligned 0% eligible – aligned 0% not eligible

Renovation of existing buildings (CE 7.2)	Technical screening criteria are not met FY 2024

Acquisition and ownership of buildings (CE 7.7)	Technical screening criteria are met FY 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	253

General disclosures	Environmental	Social	Governance
The EU Taxonomy at ASML (continued)
All figures based on EU-IFRS
Taxonomy eligibility assessment
We assessed the eligibility of our economic activities in
2024 against the six environmental objectives.
Turnover
The cornerstone of our circular approach is our modular
design strategy, which allows us to upgrade a system
without replacing the entire product. Extending a
product’s lifetime is also possible by refurbishing
systems after their use, and repurposing them for other
customers and semiconductor environments.
Our total turnover under the EU Taxonomy Regulation
comprises the Total net sales in the Consolidated
statement of profit or loss in the Consolidated financial
statements. We consider our Net system sales (new
systems) and certain activities related to Net service and
field option sales, such as installation and relocation, as
eligible for CE 1.2 Manufacturing of electrical and
electronic equipment for industrial, professional and
consumer use.
We also repair and refurbish our machines. This includes
warranties and service contracts to extend a product’s
lifetime and restore or improve performance or
functionality. Finally, we also offer spare parts to
customers when they are needed and resell systems
that have been used by a customer. Our non-eligible
turnover relates to activities not included in the Climate
and Environmental Delegated Acts, such as our
software, training and other service projects.

Turnover

■	Not eligible	2%
■	Eligible – Not aligned (A.2)	98%
■	Eligible – Aligned (A.1)	0%
Capital expenditure
The proportion of total capex relating to Taxonomy-
eligible activities is determined by assessing the
economic activities for each significant asset group.
Groups below the threshold compared to the overall
capex, as defined by the EU Taxonomy Regulation, have
been excluded and are reported as non-eligible capex.
Our total capex under the EU Taxonomy Regulation
comprises the following items in the Consolidated
financial statements:
•Additions in property, plant and equipment (Note 13)
•Additions in intangible assets, net (Note 12)
•Additions to right-of-use assets and lease liabilities
(Note 14)
We renovated multiple buildings over the last year. The
corresponding capex is considered eligible under
activity CCM 7.2, as the focus of the renovation was to
improve energy efficiency rather than circularity.
We also carried out several construction projects. The
capex corresponding to these projects is considered
eligible under economic activity CCM 7.7 Acquisition
and ownership of buildings. The capex related to
Taxonomy eligible activities includes eligible capitalized
R&D costs. R&D is an integral part of our operations,
and it relates to the design, manufacturing and
technology of our products which is eligible under CE
1.2. Furthermore, we have concluded that capex related
to machinery and equipment which are associated with
our Taxonomy eligible economic activity CE1.2
Manufacturing of electrical and electronic equipment
can be considered as eligible capex. Therefore we
adjusted our 2023 comparative figures, resulting in 87%
eligibility. Finally, the majority of property, plant and
equipment in relation to right-of-use assets is related to
land and therefore considered not eligible.

Capital expenditure

■	Not eligible	14%
■	Eligible – Not aligned (A.2)	84%
■	Eligible – Aligned (A.1)	2%

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	254

General disclosures	Environmental	Social	Governance
The EU Taxonomy at ASML (continued)
All figures based on EU-IFRS
Operational expenditure
The EU Taxonomy defines the denominator of the opex
KPI as any direct non-capitalized costs that relate to
R&D, building renovation, short-term lease, maintenance
and repair, and any other direct expenditures relating to
the day-to-day servicing of assets of property, plant and
equipment by the undertaking party, or third party to
whom activities are outsourced, that are necessary to
ensure the continued and effective functioning of such
assets.
Under this definition, the total opex for ASML is limited
to R&D costs in the Consolidated financial statements
which is eligible under CE 1.2. The proportion of total
opex that relates to Taxonomy-eligible and aligned
activities is determined by assessing opex related to
assets or processes associated with Taxonomy-eligible
and aligned activities, such as training, other human
resources adaptation needs, and direct non-capitalized
costs that represent R&D.

The EU Taxonomy requires companies to report to what extent their economic activities are Taxonomy-eligible and aligned.

Operational expenditure

■	Not eligible	0%
■	Eligible – Not aligned (A.2)	100%
■	Eligible – Aligned (A.1)	0%
Minimum safeguards
Article 18 of the EU Taxonomy also outlines the
minimum safeguards (MS) criteria that must be met for
an economic activity to be considered Taxonomy-
aligned. These safeguards essentially act as a ‘safety
net’ to ensure that while an activity contributes to an
environmental objective, it does not, for example, breach
human rights law – the minimum safeguards essentially
work to mandate a just transition.
The MS can also be categorized into four topics: human
rights (including labor and consumer rights), anti-bribery
and anti-corruption, taxation and fair competition. After
the update of the OECD Guidelines for Multinational
Enterprises in 2023 we further improved our processes
to identify, cease, prevent, mitigate and remediate
human rights impacts in our value chains to align our
operations and practices with the update.
For more detailed information, we refer to the ASML
Code of Conduct, the ASML Human Rights Policy or the
RBA Code of Conduct for ASML’s current practices
related to human rights in our own operation and value
chains.
Nuclear and fossil gas related activities
We do not have any economic activities related to
nuclear energy and fossil gas, meaning the
Complementary Climate Delegated Act of the EU
Taxonomy is considered not relevant. The following
table is the mandatory table outlined in this
Complementary Climate Delegated Act.

Nuclear energy related activities

1
The undertaking carries out, funds or has exposures to
research, development, demonstration and
deployment of innovative electricity generation facilities
that produce energy from nuclear processes with
minimal waste from the fuel cycle.
No

2
The undertaking carries out, funds or has exposures to
construction and safe operation of new nuclear
installations to produce electricity or process heat,
including for the purposes of district heating or
industrial processes such as hydrogen production, as
well as their safety upgrades, using best available
technologies.
No

3
The undertaking carries out, funds or has exposures to
safe operation of existing nuclear installations that
produce electricity or process heat, including for the
purposes of district heating or industrial processes
such as hydrogen production from nuclear energy, as
well as their safety upgrades.
No

Fossil gas related activities

4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	No

5	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	No

6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	No

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	255

General disclosures	Environmental	Social	Governance
Turnover
All figures based on EU-IFRS
For all our eligible circular economy activities, we
assessed the technical screening criteria to determine
the conditions under which the activities qualified
as substantially contributing to the transition to a circular economy, and whether those activities
caused no significant harm to any of the other
environmental objectives.
The Manufacture of electrical and electronic equipment
(CE 1.2) and the other activities related to turnover
(Repair, refurbishment and remanufacturing (CE 5.1),
Sale of spare parts (CE 5.2) and Sale of second-hand
goods (CE 5.4)) did not meet the technical screening
criteria. Specifically, the criteria under 2.4 Design for
dismantling, 2.5 Design for recyclability, 2.6 Proactive
substitution of hazardous substances and 2.7
Information to customers are not fully met.
For this reason, we are reporting 0% of aligned activities
for these economic activities. Since the reporting of
alignment for the Environmental Delegated Act outlining
the circular economy activities is only applicable as of the reporting period 2024, no comparative alignment figures
are included in the table below.
Currently, we have no objectives or plans (capex plans
as referred to by the Disclosures Delegated Act) for
aligning our economic activities under turnover with the
criteria established in the near future.

Financial year 2024				Substantial contribution criteria						DNSH criteria
Economic activities (1)	Code (2)	Turnover (3)	Proportion of turnover (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular economy (9)	Bio- diversity (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular economy (15)	Bio- diversity (16)	Minimum safeguards (17)	Proportion of Taxonomy- aligned (A.1) or eligible (A.2) Turnover, year N-1 (18)	Category (enabling activity) (19)	Category (transitional activity) (20)
		€, in millions	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N	Y; N	Y; N	Y; N	Y; N	Y; N	Y; N	%	E	T
A. Taxonomy-eligible activities
A.1 Environmentally sustainable activities (Taxonomy-aligned)
capex of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0.0	0%	0%	0%	0%	0%	0%	0%
Of which, enabling		0.0	0%	0%	0%	0%	0%	0%	0%									E
Of which, transitional		0.0	0%	0%															T
A.2 Taxonomy-eligible but not environmentally sustainable activities
				EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1
Manufacturing of electrical equipment	CE 1.2	23,402.2	83%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								87%
Repair, refurbishment and remanufacturing	CE 5.1	3,595.3	13%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								9%
Sale of spare parts	CE 5.2	42.1	0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0%
Sale of second-hand goods	CE 5.4	630.2	2%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								1%
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		27,669.8	98%	0%	0%	0%	0%	98%	0%								97%
A. Turnover of Taxonomy-eligible activities (A.1+A.2)		27,669.8	98%	0%	0%	0%	0%	98%	0%								97%
B. Taxonomy-non-eligible activities
Turnover of Taxonomy-non-eligible activities		593.1	2%
Total		28,262.9	100%
1. EL: Eligible; N/EL: Non-eligible

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	256

General disclosures	Environmental	Social	Governance
Capital expenditure
All figures based on EU-IFRS
For all our eligible capital expenditure (capex) activities, we assessed the technical screening criteria.
For all eligible construction and renovation activities, a
physical climate risk assessment was needed pursuant
to Appendix A to the Climate Delegated Act to meet the
DNSH criteria. In 2024, we continued the application of
TCFD guidelines to assess physical and transition risks
and opportunities in both a 1.5°C and a 4°C climate
scenario.
The assessment also considered the impacts of climate-
related risks and opportunities, including the potential
effect on ASML through its suppliers and customers.
The risk of physical climate hazards at the construction
sites was ‘low’, meaning the DNSH criteria were met
without the need for adaptation measures. The full
results of the assessment, including the identification of
mitigating measures, are further integrated into our ERM
process.
Read more in our TCFD Report: Climate-related disclosure,
available at asml.com
The buildings in scope for renovation (CCM 7.2) met the
substantial contribution criteria by reducing the primary
energy demand by more than 30%. However, the DNSH
criteria relating to water usage were not met; as such,
we report 0% alignment on CCM 7.2. The buildings in
scope for 7.7 Acquisition and ownership of buildings
(CCM 7.7) meet the technical screening criteria, resulting
in 2% of aligned activities.
Property, plant and equipment in relation to right-of-use
assets were considered not aligned under activity CCM
7.2. The information needed to assess the TSC and
DNSH is not available for the buildings we lease.
We consider, therefore, the technical screening and the
DNSH criteria as not met, and as such are reporting
0% alignment.
Since the technical screening criteria for our activities
under circular economy are not met, we also report 0%
alignment related to assets and processes that are
associated with the economic activities under circular
economy.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	257

General disclosures	Environmental	Social	Governance
Capital expenditure (continued)
All figures based on EU-IFRS

Financial year 2024				Substantial contribution criteria						DNSH criteria
Economic activities (1)	Code (2)	Capex (3)	Proportion of capex (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular economy (9)	Bio diversity (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular economy (15)	Bio diversity (16)	Minimum safeguards (17)	Proportion of Taxonomy aligned (A.1) or eligible (A.2) capex, year N-1 (18)	Category (enabling activity) (19)	Category (transitional activity) (20)
		€, in millions	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N	Y; N	Y; N	Y; N	Y; N	Y; N	Y; N	%	E	T
A. Taxonomy-eligible activities
A.1 Environmentally sustainable activities (Taxonomy-aligned)
Acquisition and ownership of buildings	CCM 7.7	74.1	2%	Y	N	N/EL	N/EL	N/EL	N/EL		Y	Y	Y	Y	Y	Y	0%	E
Capex of environmentally sustainable activities (Taxonomy- aligned) (A.1)		74.1	2%	2%	0%	0%	0%	0%	0%								0%
Of which, enabling		74.1	2%	2%	0%	0%	0%	0%	0%								0%	E
Of which, transitional		0.0	0%	0%													0%		T
A.2 Taxonomy-eligible but not environmentally sustainable (not Taxonomy-aligned activities)
				EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1
Manufacturing of electrical equipment	CE 1.2	1,879.2	57%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								59%
Electricity generation using solar photovoltaic technology	CCM 4.1	2.2	0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0%
Transmission & distribution of electricity	CCM 4.9	25.2	1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0%
Renovation of existing buildings	CCM 7.2 CCA 7.2 CE 3.2	252.2	8%	EL	EL	N/EL	N/EL	EL	N/EL								1%
Acquisition and ownership of buildings	CCM 7.7 CCA 7.7	609.9	18%	EL	EL	N/EL	N/EL	N/EL	N/EL								19%
Capex of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		2,768.7	84%	27%	0%	0%	0%	57%	0%								79%
A. Capex of Taxonomy-eligible activities (A.1+A.2)		2,842.8	86%	29%	0%	0%	0%	57%	0%								79%
B. Taxonomy-non-eligible activities
Capex of Taxonomy-non-eligible activities		472.2	14%
Total		3,315.0	100%
1. EL: Eligible; N/EL: Non-Eligible

	Proportion of capex / total capex
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
Climate change mitigation (CCM)	2%	27%
Climate change adaption (CCA)	0%	26%
Water (WTR)	0%	0%
Circular economy (CE)	0%	65%
Pollution (PPT)	0%	0%
Bio diversity (BIO)	0%	0%
The table on the left indicates the extent of eligibility and alignment per environmental objective, including activities contributing substantially to several objectives.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	258

General disclosures	Environmental	Social	Governance
Operational expenditure
All figures based on EU-IFRS
For all our eligible operational expenditure (opex)
activities, we assessed the technical screening criteria.
The proportion of total opex that relates to Taxonomy-
aligned activities is determined by assessing opex
related to assets or processes associated with
Taxonomy-aligned economic activities, including training
and other human resources adaptation needs, and
direct non-capitalized costs that represent R&D. We
assessed the economic activities of the R&D costs that
are not capitalized but accounted for in our
Consolidated statement of profit or loss associated with
CE 1.2 Manufacture of electrical and electronic
equipment. Since the technical screening criteria for our
activities under circular economy are not met, we report
0% alignment related to assets and processes that are
associated with the economic activities under circular
economy.
Since the reporting of alignment for the Environmental
Delegated Act outlining the circular economy activities is
only applicable as of the reporting period 2024, no
comparative alignment figures are included in the table
below.

Financial year 2024				Substantial contribution criteria						DNSH criteria
Economic activities (1)	Code (2)	Opex (3)	Proportion of opex (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular economy (9)	Bio- diversity (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular economy (15)	Bio- diversity (16)	Minimum safeguards (17)	Proportion of Taxonomy- aligned (A.1) or eligible (A.2) opex, year N-1 (18)	Category (enabling activity) (19)	Category (transitional activity) (20)
		€, in millions	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N	Y; N	Y; N	Y; N	Y; N	Y; N	Y; N	%	E	T
A. Taxonomy-eligible activities
A.1 Environmentally sustainable activities (Taxonomy-aligned)
Opex of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0.0	0%	0%	0%	0%	0%	0%	0%
Of which, enabling		0.0	0%	0%	0%	0%	0%	0%	0%									E
Of which, transitional		0.0	0%																T
A.2 Taxonomy-eligible but not environmentally sustainable (not Taxonomy- aligned activities)
				EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1	EL; N/EL1
Manufacturing of electrical equipment	CE 1.2	3,181.0	100%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								100%
Opex of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		3,181.0	100%	0%	0%	0%	0%	100%	0%								100%
A. Opex of Taxonomy-eligible activities (A.1+A.2)		3,181.0	100%	0%	0%	0%	0%	100%	0%								100%
B. Taxonomy-non-eligible activities
Opex of Taxonomy-non-eligible activities		0.0	0%
Total		3,181.0	100%
1. EL: Eligible; N/EL: Non-Eligible

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	259

General disclosures	Environmental	Social	Governance
Social at a glance

Our ambition

We aim to have a positive social impact by providing an attractive workplace, ensuring a responsible value chain, supporting an innovation ecosystem and being a valued partner in our communities.

On the following pages, we set out our approach and progress to date.

Attractive workplace for all

We aim to attract and retain a healthy,
diverse and engaged workforce – one
that is proud to be part of ASML and that
can deliver on our vision and ambitions.
We aim to attract and retain a healthy,
diverse and engaged workforce.

Read more on page 260 >

We’ll do this by focusing on the following sub-topics:
•Talent attraction, employee engagement and retention •Learning and development •Diversity and inclusion •Occupational health and safety •Labor conditions •Well-being

Innovation ecosystem

We aim to collaborate with partners to
build a thriving, multi-regional innovation
ecosystem that helps solve some of
humanity’s toughest challenges.
A thriving, multi-regional innovation
ecosystem that helps solve some of
humanity’s toughest challenges.

Read more on page 297 >

We’ll do this by focusing on the following sub-topics:
•ESG innovation •STEM education to feed the STEM pipeline for ASML

Responsible value chain

We aim to work with value chain partners
that are aligned with our values and
committed to upholding international
human rights and environmental standards.
We aim to prevent, mitigate and manage
adverse environmental and human
rights impacts in our value chain.
We’ll do this by focusing on the following sub-topics:
•Responsible product design •Responsible supply chain •Responsible product use
Read more on page 288 >

Valued partner in our communities

We aim for our communities to benefit from
our presence as we benefit from theirs –
supporting each other’s development by
playing an active role locally, everywhere
we operate.
ASML and communities benefit from
each other’s presence and support each
other’s development.

Read more on page 306 >

We’ll do this by focusing on the following sub-topics:
•Attractive communities •Inclusive communities •Investing in STEM education

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	260

General disclosures	Environmental	Social	Governance
Attractive workplace for all
We aim to attract and retain a healthy, diverse and engaged workforce

Our 2024 progress:

78.9%	26%
Employee engagement score (three-year rolling average)	Gender diversity: % inflow of women
(2025 target: >-2.0% vs. top 25% performing companies. Employee engagement score against benchmark 2024 -2.1%)	(2025 target: 24%)

3.8%	30%
Attrition rate	Gender diversity: % inflow of women to job grade 9+
(2025 target: <7%)	(2025 target: 24%)

12%	18%
Gender diversity: % representation of women in job grade 13+	Gender diversity: % inflow of women to job grade 13+
(2024 target: 12%)	(2024 target: 20%)

Why it matters

...for the planet	...for ASML

As an employer we have a responsibility to
provide a working environment where
people can develop their talents, feel
respected and safe, and be healthy and
thrive.
This includes creating an inclusive culture
where people are supported in their
learning, leadership, advancement and
well-being. We want to foster an
exceptional workplace for our exceptional
talent. By prioritizing employee
development and well-being, we empower
employees to contribute meaningfully to
their communities.

As a key partner in the semiconductor
ecosystem, we have a responsibility to
deliver the technology our customers need
to drive innovation. To maintain our fast
pace of innovation, we need to attract and
retain the best talent. By investing in our
people, we help them reach their full
potential and enable us to keep driving
technology forward.
We expect a significant growth in number
of employees by 2030 – strong leadership,
people development, and inclusion will be
crucial for this and for our future success.

Creating a safe and inclusive culture where people are supported in their learning, leadership and advancement, and well-being is important:

...for our customers
Our diverse and highly skilled people are key to meeting the needs of our customers through quality innovation and support.

...for our employees
Creating a fair working environment where people can grow to their full potential, feel respected and safe is key to attracting and retaining the best talent.

...for our suppliers
Our people approach is closely aligned with our values which extend to our value chain partners and aligned to upholding international human rights.

...for our shareholders
Engaged, diverse and highly skilled people are key to our fast pace of innovation and long-term success.

...for society

By upholding international human rights and providing
for fair and secure employment opportunities,  we
enhance the quality of life of many members of the
community who we call our employees and whose
causes we support in giving back to society.

Read more about our double materiality process
and identified impacts, risks and opportunities for
this theme in Sustainability statements – General
disclosures – Impact, risk and opportunity
management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	261

General disclosures	Environmental	Social	Governance
Attractive workplace for all: How we’re managing

Our objective

We strive to empower our workforce to deliver
on our vision by ensuring people are proud to
be part of ASML and are engaged with our
ambitions.
Healthy, diverse, engaged and highly skilled
people are key to our performance and long-
term success. We aim to create an exceptional
workplace for our exceptional talent.

	Talent attraction, employee engagement and retention	Learning and development	Diversity and inclusion
Foster inclusion, diversity and belonging in a safe environment for all ASML workers, where everyone is valued, respected and can fully contribute.
Enable an exceptional workplace allowing ASML to attract, engage and retain exceptional talent to support the growth of the company.
Provide employees with the
right knowledge, expertise,
skills and competencies to
maintain technological
leadership and empower
them to take responsibility
for their personal
development and career
ambitions.

	Occupational health and safety	Labor conditions	Well-being
		Provide fair labor conditions and social protection for all workers, regardless of their location and whether they are on fixed or temporary contracts.	Support employees in maintaining a healthy, productive and balanced life by integrating well-being into everyone’s day-to-day work.
Provide injury-free and healthy working conditions for everyone on our premises by eliminating hazards, reducing safety risks and preventing occupational ill health.

Specific roles and responsibilities for this topic

The following sub-committees support the
operational execution of the people
strategy:
Our Global Diversity and Inclusion
Council (GDIC) consists of senior leaders
who act on our behalf to provide thought
leadership. The Council, chaired by the
Chief Executive Officer, proposes the
diversity and inclusion (D&I) strategy to
the Board of Management (BoM), sets,
promotes and monitors D&I initiatives
and leads company-wide accountability
for our goals. The D&I team is responsible
for driving initiatives across ASML. There
is also a US D&I Council with a similar
make-up of business leaders across the US.
Our Environment, Health and Safety
(EHS) and Business Continuity
Committee, chaired by the Chief
Operations Officer, oversees and
approves the EHS strategy. Line
managers are responsible for day-to-day
EHS management and performance. The
EHS Competence Center (EHS Experts)
brings together best practices, defines our
EHS standards and supports managers to
implement these standards in the
workplace.

Read more about roles and responsibilities in Sustainability statements – General disclosures – ESG sustainability governance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	262

General disclosures	Environmental	Social	Governance
Attractive workplace for all: How we’re managing (continued)

Our approach

ASML people strategy
Our people strategy builds on a solid
foundation and on our values. Our strategic
approach is based on four pillars: making
our organization more scalable and
sustainable by ensuring clarity and
knowledge-sharing; building a workplace
that works for everyone by fostering
inclusion, diversity and belonging; investing
in people development for all employees and
strengthening our leadership by accelerating
their development; and building a pipeline of
future leaders.
Our Attractive Workplace for All Policy
applies to all our workers – employees,
directors and officers of ASML and the
ASML group of companies. In some cases,
the scope of this policy extends to non-
employees, either working for temporary
placement agencies, on behalf of ASML or
as individual contractors (self-employed
people).
In joint ventures and strategic partnerships
where we have a non-controlling interest –
for example, in instances where our staff are
also working at our customers’ own sites –
we make reasonable efforts to ensure
consistency with the policy. In addition, we
expect third parties – defined as any non-
ASML legal entity or individual with whom
ASML engages in a business relationship –
to participate in a common effort toward
protecting the human rights of our
workforce.
The Attractive Workplace for All Policy is
closely linked to the ASML Code of
Conduct, the RBA Code of Conduct, the
ASML Human Rights Policy and the ASML
Global Diversity and Inclusion Policy.
Read more in our Human Rights Policy and in
Sustainability statements – Social – Responsible
value chain – Responsible supply chain
We have identified the following workforce-
related material sub-topics:
•Talent attraction, employee engagement
and retention
•Learning and development
•Diversity and inclusion
•Occupational health and safety
•Labor conditions
•Well-being

Develop a scalable and sustainable organization	Build a workplace that works for everyone
Exceptional talent, exceptional workplace
Invest in people effectiveness and development	Strengthen our leadership

Human rights

We support the guidelines laid down in
the UN Guiding Principles on Business
and Human Rights (UNGPs) and are
committed to the International Bill of
Human Rights. The provisions of our
Human Rights Policy are derived from key
international human rights standards
including the ILO Declaration on
Fundamental Principles and Rights at
Work and the UN Declaration of Human
Rights, the UN Global Compact, the
principles specified in the OECD
Guidelines for Multinational Enterprises,
and other relevant standards such as the
UN Women’s Empowerment Principles,
UNICEF’s Children’s Rights and Business
Principles and the UN International
Convention on the Protection of the
Rights of All Migrant Workers and
Members of Their Families.
Our Human Rights Policy is a cornerstone
of the ESG strategy; and sets out ASML’s
roadmap and initiatives toward effectively
and responsibly managing areas of
human rights impacts in the ecosystem
where ASML operates.

Read more in Strategic report – Corporate conduct – Respecting human rights

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	263

General disclosures	Environmental	Social	Governance
Attractive workplace for all: How we’re managing (continued)
Levers for action
Talent attraction, employee engagement
and retention
Ensuring an outstanding employee
experience contributes to attracting and
retaining talent. To us, employee
experience means the sum of all
experiences an employee gains through
interactions with us at each stage of the
employee life cycle – from attraction and
onboarding, to personal development, to
exit.
We focus on employer branding and
employee engagement (including talent
attraction and retention), learning and
development (including onboarding), and
labor practices such as fair remuneration,
labor conditions, and health and well-
being.
Employer branding
As top-tier talent selects their employer of
choice, a strong value proposition is
important for us. To track effectiveness, we
measure the employer preferences of our
target audiences in the main locations we
operate in. The employer brand rankings
provide us with key insights about priority
target groups, which we use to improve the
candidate experience and rapidly hire top
talent.
Employee engagement
Employee engagement depends on a wide
variety of factors such as well-being,
onboarding experience, learning and
development, D&I, labor practices and
leadership. The overall impact of these
programs is measured by our annual
employee engagement survey – a crucial
tool for collecting and measuring employee
feedback, providing insights that enable us
to improve the employee experience and
refine our policies.
Employee retention
Employee retention is important for
maintaining knowledge, team stability and
efficiency. It greatly depends on the success
of our activities on a wide variety of factors,
as well as external factors in the job market.
We recognize that when employees leave it
is an opportunity to bring in new talent and
enhance existing talent. We therefore strive
for a healthy attrition rate (percentage of
employees leaving the company) and track
and monitor this.
Read more on how we engage with our employees
in Sustainability statements – Social – Attractive
workplace for all – How we're managing – Process
for engaging
Learning and development
We are committed to providing employees
with the right knowledge, expertise, skills
and competencies to maintain technological
leadership and keep up with the pace of
innovation.
The ASML Academy unites all learning and
knowledge management within ASML,
enabling employees to easily acquire the
knowledge, skills and expertise they need to
perform well in their roles. We enable on-the-
job learning and knowledge management,
guided by the 70:20:10 approach for learning:
70% on-the-job learning, 20% coaching and
10% training courses.
We monitor the effectiveness of our learning
and knowledge management approach by
tracking employee feedback, which is
captured in our Global Learning Dashboard,
together with additional performance
indicators (such as the number of training
hours), to monitor the overall adoption,
quality and impact of our learning programs
and support continuous improvement.
We encourage our employees to take
responsibility for their own personal
development and pursue their career
ambitions, offering tailor-made development
opportunities and internal job mobility.
We strive to provide employees with
continuous support in their development and
performance through regular performance
reviews and by sharing career development
opportunities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	264

General disclosures	Environmental	Social	Governance
Attractive workplace for all: How we’re managing (continued)
Levers for action
The annual cycle for performance
management at ASML (Develop & Perform)
is characterized by these key moments in
the year:
Goal setting – Creating clarity and alignment
for the year ahead based on team goals,
individual goals and development items
aligned to ASML values. These are captured
in a development plan which also includes
longer-term career development ambitions.
Development conversations –
Recommended twice a year, with the
opportunity to provide and discuss feedback,
progress, behavior and recognition. These look
forward at development and career ambitions,
identifying actions and next steps to foster
continuous growth.
End-Year Summary – Recognition and
reward of individual contribution and growth
and sharing the performance rating.
To come to a balanced performance rating,
managers consider the extent to which the
employee meets expectations regarding job
responsibilities – achievements in their job,
goals – achievements on team and individual
goals; and behavior – in line with ASML
values (employees) and Leadership@ASML
(people managers).
We monitor the effectiveness of our Develop
& Perform approach by tracking a set of
performance indicators including the
percentage of employees with a
performance rating and the percentage of
employees that have defined at least one
development item.
Diversity and inclusion
We are dedicated to building a safe and
inclusive environment for our workers where
everyone feels valued and respected, and
can fully contribute. Unique and diverse
teams are key to our success, driving
innovation and accelerating creativity within
our business.
We are committed to treating everyone fairly
and equally, to being an equal opportunity
employer, and to cultivating a diverse and
inclusive workforce.
Aligning with our Code of Conduct, we do
not tolerate any form of discrimination,
harassment, bullying or retaliation. We aim
to hire, promote and compensate our
workforce without regard to age, race, color,
religion, sex, gender, gender identity or
expression, sexual orientation, national
origin and/or other characteristics. We make
reasonable accommodations to enable
everyone with special needs, including
neurodiversity and workers with disabilities,
to effectively perform their jobs.
We monitor the effectiveness of our D&I
approach by tracking a set of performance
indicators that cover our ability to attract
women from various backgrounds and
experiences, and our ability to strengthen
representation of women at leadership levels.
Read more in our group Diversity and Inclusion
Policy on asml.com
Occupational health and safety
We strive to provide injury-free and healthy
working conditions for everyone on our
premises by eliminating hazards, reducing
safety risks and preventing occupational ill
health. That includes employees, non-
employee workers, suppliers, customers
and visitors.
While it is impossible to completely
eradicate risk, we work proactively at all
levels to identify potential issues or
concerns in the workplace and develop
measures toward reducing them. This
includes providing people with the right
protection, procedures and processes to
keep them safe.
To achieve our ongoing ambition of zero
recordable work-related injuries and illness,
we focus on our EHS management system,
safety culture and training. We follow legal
and government guidelines and
requirements, and aim to comply with
industry best practices.
We track our targets and actions through
measuring our recordable incident rate.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	265

General disclosures	Environmental	Social	Governance
Attractive workplace for all: How we’re managing (continued)
Levers for action
Our Environment, Health and Safety (EHS) management system
Labor conditions
We aim to provide fair labor conditions and
social protection for all our workers,
regardless of their location and whether
they are on fixed or temporary contracts.
This includes, in accordance with local
laws, respecting the rights of all workers to
form and join trade unions of their own
choosing, to bargain collectively and to
engage in peaceful assembly – as well as
the right for workers to refrain from such
activities.
We are committed to paying fair and
balanced salaries and benefits. Employee
wages must, at a minimum, comply with all
applicable wage laws, including those
relating to living wages, equal wages for all
genders, overtime hours and legally
mandated benefits.
We believe we have robust, longstanding
compensation policies in place which aim
to ensure people performing and working in
similar jobs are paid similarly. This is
reflected in how our pay structures are
designed, taking account of pay
progression to align with our employees’
growth within roles as well as progression
to new roles. We are transparent with our
employees around our compensation
policies and practices and have continued
to strengthen our Compensation & Benefits
team with the aim to ensure our policies
and processes are fairly and universally
applied.
We periodically review how our remuneration
compares with the market benchmark for
technology professionals in the regions we
operate in and, where necessary, make
changes to remuneration policies and levels.
Meeting adequate living-wage requirements
means ensuring employees earn salaries
that meet their and their families’ basic
needs to maintain an adequate standard of
living in the circumstances of each country
where we operate. We compare our lowest
base salary with the local minimum wage
and local living wage in the countries and
regions where we operate.
Work weeks are not to exceed the maximum
set by local laws. In the event that local laws
do not stipulate a maximum, we apply the
International Labor Standards of the ILO and
the RBA norms, including those applicable
to overtime hours. Unless local laws
stipulate otherwise, workweeks should not
be more than 60 hours per week including
overtime, except in an emergency or unusual
situation. The standard weekly working
hours in the locations where we operate is
on average 40 hours. We strive to respect
the right to rest and leisure, including
reasonable working hours.
We monitor the effectiveness of our policies
and actions regarding labor conditions by
tracking employee engagement, compliance
with local laws and a set of performance
indicators. Some performance indicators
include: the number and percentage of
employees covered by collective bargaining
agreements and worker representation, the
percentage of employees paid an adequate
wage, incidents reported via our Speak Up
Service and occupational health and safety
incidents reported via myEHS.
Well-being
We support our employees in achieving a
balance between family and work at
different stages of their life. We look at
well-being holistically and strive to integrate
it into everyone’s day-to-day work.
We have identified four well-being
dimensions around which our programs,
tools and resources are provided: mental;
physical; social; and financial. Our well-
being framework brings together all of our
well-being activities to drive initiatives
region by region and to meet local needs.
Well-being offerings include general
support, training and masterclasses, well-
being events, and physical and mental
health checks for employees and in some
cases non-employee workers. We have an
employee assistance program in all
countries, offering support for employees
who need assistance with personal and/or
work-related problems that may impact
their job or mental or emotional well-being.
We set a target to measure the
effectiveness of our approach through the
employee engagement survey well-being
score.
Our well-established EHS management
system enables our managers and
employees to effectively integrate EHS
objectives, plans, processes, standards
and behaviors into their daily work –
protecting our people, products and assets,
and the environment. The system is based
on and compliant with the ISO 45001
occupational health and safety standard
and is assessed annually as part of our
internal corporate EHS audit program –
although it is not certified or audited by an
external party. We have implemented the
system worldwide at all our sites and
customer services locations, covering
everyone whose workplace is controlled by
ASML, including all our employees and
other workers not employed by us.
Safety training and engagement
It is standard practice to inform our
employees and anyone else accessing our
premises and customer sites independently
– including contractors and suppliers –
about our safety rules. Training ensures our
people are prepared and informed about
these safety requirements. Mandatory
safety training is defined for different job
roles depending on the risk profile of the
work activities. To improve EHS
performance, we encourage people to
speak up whenever they encounter safety
risks – and every worker is empowered to
stop working if they feel unsafe. Together
with their manager and EHS Expert, they
can identify a safe way of working so the
work can resume.
Incident reporting
An incident report must be completed by
any ASML employee who is involved in or
observes an unsafe situation or incident.
We record and investigate all incidents and
high-risk unsafe situations to determine the
root cause, and take actions to prevent
them from recurring.
Hazard and risk evaluations
Regular hazard and risk evaluations carried
out by EHS Experts are complemented by
‘Safety Gemba Walks’, where managers
visit employee workplaces, helping to
increase safety performance and
strengthen our safety culture. We take
appropriate action to mitigate these risks
and ensure continuous improvement.
Safety maturity assessment
A safety assessment survey is performed
on our locations worldwide – for technical
roles – once every three years by an
external party.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	266

General disclosures	Environmental	Social	Governance
Attractive workplace for all: How we’re managing (continued)

Process for engaging

We encourage our employees and their
representatives to openly communicate and
share ideas and concerns with management
about working conditions and management
practices, without fear of discrimination,
retaliation, intimidation or harassment.
Read more about the channels of employee
engagement available in Strategic report – Our
business – Engaged stakeholders
We use insights from engagement with our
employees to inform our people strategy at
all stages, including impact assessment,
policy development, target-setting and
actions. Our CEO has operational
responsibility for ensuring this engagement
occurs and that insights gathered from the
engagement inform our approach.
We utilize our annual employee survey to
assess the effectiveness of our overall
engagement with employees.
Read more about employee engagement and acting
on employee feedback in Sustainability statements –
Social – Attractive workplace for all – Talent
attraction, employee engagement and retention
In addition to the direct channels available,
we also engage in regular dialogue with
workers' representatives, including duly
elected representatives and trade union
representatives.
Duly elected workers' representatives
Works Councils have been established in
the Netherlands and in Berlin, Germany.
In Taiwan and South Korea, employee
representatives have been duly elected in
accordance with Labor Management Council
requirements, and in China we have retained
pre-existing Works Councils at our HMI
facility. These councils consist of elected
employee representatives from across
the organization. The number of council
members and the specific election
procedures are determined by the location
and size of the organization.
Works Councils balance the interests of
employees with those of the business and
are often required to consent or advise on
specific decisions, such as reorganizations,
mergers or changes in employment
conditions (although this may vary in
different locations). To better understand the
needs and concerns of the organization, the
Supervisory Board (SB) regularly meets with
our largest Works Council in the
Netherlands, which provides a clear
communications channel for the feelings of
our people. In countries where we do not
have formal employee representation, we
promote open dialogue through our various
employee channels and networks.
Veldhoven, Netherlands
The Works Council meets regularly with
the BoM and senior management, and
meets annually with the delegation of the
SB. Every month there is a consultative
meeting between the Works Council and the
'Bestuurder' (the ASML executive
responsible for consulting with the Works
Council).
Germany (Berlin), Taiwan and South Korea
Quarterly meetings are held between
employee representatives and local
management representatives.
Collective labor agreements
The Netherlands (with Metalektro)
The Metalektro collective labor agreements
(CLAs) are effective for the industry in which
we operate and applicable to all employees
in the Netherlands within the scope of the
CLA.
Belgium, France, Germany, Italy and South Korea
In Belgium, we have a collective bargaining
agreement with Paritair Committee 200.
In France, we participate in the Metallurgie
industry agreement, except for our Cymer
Light Sources employees, who fall under the
scope of the CLA with Commerces de Gros.
In Germany, we have a company CLA
negotiated with IG Metall for our Berlin
location (ASML Berlin GmbH). In Italy, our
employees are covered by the national
collective bargaining agreement (CCNL) for
commerce. In South Korea, we have a CLA
negotiated with the Chemical, Textile and
Food Industrial Union.
We have no indication that we operate in
countries where the freedom of association
and collective bargaining of ASML
employees is restricted. We strive to comply
with the relevant legislation in every country
where we operate.
The working conditions and terms of
employment of employees not directly
covered by collective bargaining
agreements, are influenced or determined
based on other collective bargaining
agreements, labor market developments,
and usage and habits in the specific country.

Process for remediation

We encourage our employees to use direct
reporting lines to remediate issues one-on-
one as much as possible. In cases where
remediation cannot be achieved in this way,
depending on the nature of the issue,
employees may report matters via the
following reporting lines without fear of
retaliation:
•Human resources: Conflict resolution via
internal process or mediation under the
guidance of an independent and neutral
third party (the mediator)
•Ethics liaison or Ethics Office directly, or
24/7 via our Speak Up Service: Incidents
reported via our Speak Up Service will
follow the process and protocols of the
Ethics Office
Read more about our process for remediating
matters raised through our Speak Up Service in
Sustainability statements – Governance – ESG
integrated governance – Business ethics and Code
of Conduct
•myEHS incident management: Incidents
follow the process and protocols of the
system
Read more in Sustainability statements – Social –
Attractive workplace for all – Occupational health
and safety
In the event these reporting lines do not
remedy the issue, employees may raise
topics with senior leadership or duly elected
workers' representatives.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	267

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Talent attraction, employee engagement and retention

Our scope

As a basis, the scope of this sub-topic is
related to ASML worldwide.
Read more on the scope of the targets in
Sustainability statements – Social – Attractive
workplace for all – Additional disclosures –
Methodology on targets

Why it matters: Impacts, risks and opportunities

For talent attraction, employee engagement and retention, we have identified the following:

Risks and opportunities:

Failure to provide fair labor conditions could result in unavailability of personnel, disengaged employees, retention and recruitment challenges
Failure to foster an equal opportunity environment could result in unavailability of personnel, disengaged employees, and retention and recruitment challenges

Read more in Strategic report – Performance and risk – Risk

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Attractiveness to talent (employer brand score)	# ranking	NL 1 US 140 China 109 Taiwan n/a	NL top 5 US top 75 China top 100 Taiwan top 5	2025	Work to be done ■
Employee engagement score (three-year rolling average)%		78.9%	Within a 2% range of the benchmark of top 25% performing companies	2025	On track ò
	%	-2.1%
Attrition rate[1]	%	3.8%	< 7%	2025	On track ò
We have three targets relating to talent attraction,
employee engagement and retention:
Improve talent attraction by achieving
specific employer brand score rankings in
the Netherlands (top 5), United States (top
75), China (top 100) and Taiwan (top 5), by
2025
We measure our employer brand in our main
locations: the Netherlands, US, China and
Taiwan.
In the Netherlands, progress on these rankings
has been measured since first reported in 2013,
at which time we ranked 23rd. In 2024, we
ranked number one in the Netherlands for tech
students (Engineering/IT/natural science) and
third for professionals in tech. As part of our
efforts to improve our employer brand, we have
an important ambition to become known to
these students for our jobs in the enabling
functions – such as human resources, finance
and communications.
In the US, we saw a significant increase in
awareness among engineering students,
resulting in a ranking of 140th. Targeted
campaigns as well as extensive media
coverage in both the states in which we
operate, as well as the states we recruit
from, have supported this ranking. The US is
a large and fragmented market in which it is
difficult to reach everyone. We will continue
these awareness activities and the efforts of
this year will accelerate – we are confident in
getting closer to our goal of top 75 in 2025.
We also made a great step up in China this
year, moving to 109th – a strong
achievement, given that China is a large,
widespread country where competition for
talent is fierce. In light of this achievement,
we set a target of top 100 in China by 2025
and are getting closer to achieving this.
In 2024, Universum discontinued its
syndicated report for Taiwan – therefore, we
decided that for this location we will run a
custom Universum survey for both students
and professionals in 2025, which will help us
assess progress against our target. Based
on the previous Taiwan survey run every two
years – in which we ranked fifth, having
increased branding efforts in Taiwan through
the digital ambassador and STEM programs
– we are on track to meet our top five
ambition in Taiwan next year.
By 2025, be within a 2% range of the
benchmark employee engagement score
achieved by the top 25% companies
Our baseline figure, reported in 2019, is
77%.
In 2024, 88.0% of our employees
participated in our annual employee
engagement survey, returning an
engagement score of 78.4%. Our three-year
rolling average of 78.9%, after taking into
account the outcome for 2024 of 78.4%
(2023 of 80.3% and for 2022 of 77.9%), we
measure 2.1% below the top 25% external
global benchmark of 81.0%, reaching our
milestone set for 2024. It indicates that we
are on track to achieving our 2025 target –
being within a 2% range of the top 25% of
companies. We continue to leverage insights
gained from the survey and depend on
employees working together to define
actions that directly address areas requiring
improvement.
Our 2024 survey reaffirmed several strengths
perceived by our employees that we will
continue to deliver on. These strengths
include our strong culture with deeply
embedded values of challenge, collaborate
and care, as well as the belief in teamwork,
ownership and the importance of belonging.
We were pleased to learn that we measured
far above the external average in relation to
our employees feeling proud to work for
ASML, recommending ASML as a great
place to work and voicing their intention to
stay at ASML.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	268

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Talent attraction, employee engagement and retention (continued)
Valuable feedback was also received regarding areas
needing our focus for improvement, including well-
being, inclusion and job enablement, particularly in
relation to defining career development opportunities
and establishing effective processes.
In addition, we aim to improve cross-collaboration,
knowledge-sharing across teams and opportunities for our
employees to participate in sustainability initiatives
(which has already seen a 3% increase compared to
2023). We will continue to raise awareness of our
sustainability initiatives and encouraging employees to
contribute, as well as promote collaboration and
knowledge-sharing.
We also measure the onboarding experience through
pulse surveys. On average, 87% of new colleagues
starting in 2024 indicated they had a positive
experience; while 9% had a neutral experience and 4%
indicated there is room for improvement, particularly in
training and more structured access to relevant
information and tools.
Have an attrition rate of <7% by 2025
Progress on this target has been measured since first
reported at 3.8% in 2020. Our overall attrition rate1 in
2024 was 3.8%1 – well within our target range and below
the industry average in every country in which we
operate. Maintaining our attrition by 2025 will also
depend on external factors in the job market.
1.Our definition and calculation of the attrition rate target differs from the ‘employee turnover rate’ metric in accordance with the ESRS.
Read more about these differences in Sustainability statements –
Social – Attractive workplace for all – Additional disclosures –
Methodology on targets

Our actions and resources

Engaging with potential employees to raise
awareness of career opportunities at ASML
Extensive employer branding activities are used to
increase the consideration of ASML as an attractive
employer for technical profiles, while also seeking to
increase the inflow of women. Every year we run one
employer brand awareness campaign, as well as
campaigns for critical competencies for our most
difficult-to-hire areas, such as software.
Our branding includes key information on specific
attributes we are known for (or not) and which appeal to
this audience – such as well-being, innovation, and
learning and development – helping us provide the right
message and information to the right people.
Branding activities and survey insights are used to
inform each stage of the recruitment funnel (awareness,
consideration, desire and application).
We organize global and regional promotional events for
both students and professionals, many of which are a
part of our ongoing programs – including career events,
PhD excursions, internship and graduate projects, and
summer schools. STEM students are a key target group,
as well as women (linked to our target to increase the
inflow of women at all job grades).
In 2024, our key actions to engage with potential
employees included:
•Identifying critical competencies that are both
essential for ASML success and scarce on the labor
market. To engage with experienced professionals, we
joined and hosted targeted events – for example,
engaging with software developers.
•Maintaining our relationships with universities and
colleges in Europe, US and Asia to support the
education of future engineers, scientists and
technicians and hosting students at our locations to
showcase technology and company culture and offer
the opportunity to meet colleagues. In 2024, students
from Purdue University Semiconductor courses visited
our Veldhoven office, and students from National
Cheng Kung University (NCKU) and National Taiwan
University (NTU) visited our Tainan factory in Taiwan.
•Hosting 1,120 interns (2023: 1,132) in our locations in
Europe, US and Asia and offering 40 technology
scholarships (annually).
•Hosting four masterclasses at our headquarters – two
for PhD graduates and two for Masters graduates – to
engage with top talent for our R&D organization. One
of these masterclasses was dedicated to female
candidates.
•Summer and winter schools for students from Korea
and Taiwan, together with Eindhoven University of
Technology.
•Internal and external events and campaigns with a
focus on women with technical profiles, for leaders
and technical experts – for example, at European
Women in Tech in 2024, where we hosted a panel to
inspire women.
•Digital campaigns via our social media channels
focusing on technical professionals. In 2024, our ‘Feel
That You Belong’ campaign, sharing the stories of real
people, included both women and men working in
technical roles within ASML. We applied this approach
in each country, targeting female-focused channels
and events. For example, in the US, we use
Fairygodboss and chair inclusion panels at The
Female Quotient.
Read more in Sustainability statements – Social – Innovation ecosystem – STEM education to feed STEM pipeline for ASML
Read more about our activities to increase proportion of women working at ASML in Sustainability statements – Social – Attractive workplace for all – Diversity and inclusion
Maintaining attractive remuneration
We review and adjust our pay scales every year –
aligning with the latest market trends as well as ASML’s
remuneration philosophy and financial affordability. This
ensures we offer competitive remuneration packages to
attract and retain our talent. We use third-party market
benchmarks from selected peer companies defined for
technology professionals in the regions where we
operate, and make changes to our remuneration policies
and levels as necessary.
We assess the effectiveness of this action via our
employee engagement survey, tracking attrition and our
employer brand rankings. The results of the employee
engagement survey and the peer group exercise are
taken into account when taking strategic decisions on
elements such as our employee offering.
Attracting and retaining top talent with a strong
employer value proposition
To attract and retain skilled talent to support our
business growth, we have developed a people strategy
that outlines the beliefs and values we want current and
potential employees to feel, see and experience with us
as an employer – known as Our People Promise. This is
designed to drive engagement and retention in both the
short and long term by:
•Continually supporting and enabling a best-in-class
(potential) employee experience through focused
programs around learning and development, our
commitment to well-being, D&I and strong leadership.
In doing this, we aim to truly drive an employer brand
experience from the inside out.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	269

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Talent attraction, employee engagement and retention (continued)
•Hosting global campaigns and events to showcase our
offerings, with segmented outreach in each of our key
locations over 2022–2025.
•Asked employees to share their stories on why they
join and stay with ASML and supported them as
ambassadors in sharing their stories with their
networks. This credible way of messaging helps us
connect to talent within earned media and drive
awareness and referrals, resulting in a high-quality
source of hires.
•Continued to recognize that employees are our best
advocates and one of the most credible sources of
information about who we are and what we do as a
company. In 2024, we continued our efforts to expand
and optimize the Digital Ambassador program. Over
2,000 employees globally are now sharing curated
content with their local social media networks,
generating millions of impressions and meaningful
interactions throughout each month.
•Held our Internal Career Festival onsite and virtually in
China, Germany, South Korea, the Netherlands, the
US and Taiwan. This global hybrid event aims to retain
talent by driving internal mobility and development.
•Conducting talent surveys in each key location to
measure the effectiveness of our efforts.
•Continuing to monitor and listen to (potential)
employees in an effort to continuously improve their
experience both before and after they join us.
Acting on employee feedback
Employee engagement is an ongoing program with no
specific time horizon. It is one of continuous
improvement – with annual initiatives and actions
addressing specific areas identified in the most recent
employee engagement survey results.
In 2023, we identified that trust in the follow-up to the
survey was low. The main areas for improvement
identified were well-being, inclusion and job enablement,
which informed the actions taken by the end of 2024.
These included:
•Introduction of Employee Engagement Manager role
embedded within teams, tasked with supporting
human resources in survey follow-up. We provided
more tools and templates to help foster conversations
and offer more support within teams to ensure survey
results translate into meaningful and identifiable
actions.
•Using a more structured approach to execute our
actions, and updating reporting lines to increase trust
and ownership. Because our employees are involved
in defining actions and follow-up sessions, they have
greater trust and visibility of the actions taken and our
progress against them.
•Implementation of analysis to identify key drivers of
engagement. In 2023, we identified well-being and D&I
as key drivers, with insights discussed within the
relevant global project teams and used as input for
their programs.
Read more on the specific actions taken within in the current year in Sustainability statements – Social – Attractive workplace for all –
Diversity and inclusion and Sustainability statements – Social –
Attractive workplace for all – Well-being
•Job enablement through the improvement of facilities,
offices, parking, and learning and development.
We are investigating long-term office capacity
solutions and adding more resting facilities – including
game rooms, natural light, an office gym and yoga
rooms. In line with our business travel target, we are
also providing and encouraging alternative commuting
options and incentives such as carpooling, public
transport, cycling and shuttle buses between sites.
Read more on how we enable our employees in their roles by
providing learning resources and development tools in
Sustainability statements – Social – Attractive workplace for all –
Learning and development
Resources
Significant resources devoted to:
•Engaging with potential employees – primarily
comprising 16 dedicated FTEs for six months of the
year
•Maintaining attractive remuneration – primarily
comprising five dedicated FTEs for three months of
the year
•Attracting and retaining top talent – primarily
comprising 16 dedicated FTEs for six months of the
year
•Acting on employee feedback – primarily comprising
two dedicated FTEs
The total estimated cost of €2.7 million relating to FTEs
is included within the Consolidated financial statements
under Selling, general and administrative costs.

Looking ahead

In 2025, we aim to expand our employer brand measure
to include South Korea. We plan to run customer
surveys among five key universities, and experienced
professionals.
To continue to raise awareness in the US, in 2025 we
will focus on increasing the preference of ASML as an
employer. Activities will include integrated employer
branding campaigns across different channels that
showcase ASML’s unique place in the semiconductor
industry and its pivotal role in the technology
ecosystem.
In 2025, we will expand the use of our client relationship
management (CRM) system, enabled in 2024 to track
and communicate with prospective talent interested in
learning more about our company before, during and
after contact with them at events and other initiatives.
We will focus on developing more strategic partnerships
with the top-tier universities to increase the mutual
benefit of these collaborations. Activities will include the signing of memorandums of understanding (MoUs) to
make ambitions more explicit and defining key topics to
focus on at each university. We will also expand
student-focused events, such as internships, so
students can gain a better understanding of ASML and
the semiconductor industry.
We also plan to expand our summer and winter schools
to incorporate more countries and more universities
including Leuven University.
And to tap into new talent pools across the markets we
operate in, we are expanding our search for qualified
talent to vocational schools. This will allow us to connect
with people for key roles in manufacturing, enabling
functions and other growing areas of our business.
Following the results of our engagement survey, our
three key themes (inclusion, well-being and job
enablement) remain the same as last year and we
address these through our dedicated programs for these
areas.
Read more on our inclusion, well-being and job enablement focus areas for 2025 in Sustainability statements – Social – Attractive workplace for all – Diversity and inclusion, Sustainability
statements – Social – Attractive workplace for all – Well-being and
Sustainability statements – Social – Attractive workplace for all –
Learning and development

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	270

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Learning and development

Our scope

The scope of this sub-topic relates to ASML
worldwide.

Why it matters: Impacts, risks and opportunities

For learning and development, we have identified the following:

Impacts:

Impact on employees by facilitating professional growth, knowledge and skills development, contributing to continued employability

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Employees with at least one development item in their development plan	%	81%	80%	2025	On track ò
We have defined one target for
development:
By 2025, 80% of all employees should
have at least one development item (in
progress) in their development plan
The target was based on our 2023 baseline
figure of 80%. In 2024, 81% of all
employees had at least one development
item in their development plan, as measured
at the end of the goal-setting phase of the
annual cycle (March 2024). This is higher
than our target and reflects the efforts made
to focus on ‘driving your own career’ by
identifying and documenting development
items during the annual goal-setting phase.
In addition, the introduction of role-based
learning journeys makes it easier for
employees to identify the competencies
needed to grow into their desired roles and
include these as development items.
In respect to learning, we have not set a
measurable target in the current year.
We have a robust learning program that
enables our learning ambitions.
Read more on our learning program in Sustainability
statements – Social – Attractive workplace for all –
How we're managing

Our actions and resources

Simplifying the learning journey
Our learning program is one of continuous
improvement. With our growth, we
accordingly need to build on our employees’
competence. With this in mind, our focus is
on reducing the time-to-knowledge – that
is, how long it takes an employee to acquire
the relevant knowledge – and time-to-
competence, which relates to the time taken
to reach true competence in an acquired
skill.
To achieve this, in 2024 we introduced role-
based learning journeys.
A learning journey comprises a curated
collection of educational content, both
formal and informal, that is available to
employees to be used to acquire skills for a
specific role or assist in the setting of a
development plan as part of our Develop &
Perform program.
We have identified 24 key roles, for which
we have built learning journeys with the
purpose of helping our employees to map
their development and to shift more easily
into other roles and to onboard new
employees into their roles at an effective
pace. In the current year, a total of
1,771,544 hours of learning were recorded,
with an average of 41 learning hours
completed per employee. Role-based
learning journeys help employees identify
which learnings are most relevant and
represent the best use of their time.
Depending on the feedback of our
employees, we will improve on the 24
journeys which will further serve as the
foundation for the building of more role-
based journeys in the future.
Empowering employees on their
development journey
Our Develop & Perform program was
initiated in 2022 and we continue to gather
input and feedback for continuous
improvements.
In 2024, we focused on encouraging
employees to take responsibility for their
own development and took steps to more
actively monitor and support them in doing
so.
ASML Academy facilitated the soft skills
needed for an effective Develop & Perform
program through skills-building workshops
and training courses for employees and
managers throughout the year related to
topics such as coaching, development
conversations, and giving and receiving
feedback.
We introduced development and
performance reviews outside the HR&O
system for ASML Berlin GmbH senior
management level and above, with the
expectation to widen this scope to include
levels within middle management in the
following year.
In 2024, we ran a pilot of the Integrated
Talent Management (ITM) program for a
select group of job profiles (approximately
1,500 employees). The ITM program aims to
support our growth by engaging, developing
and retaining employees – by offering the
best possible career development. It
enhances the foundation for our career
development journey by enriching our job
architecture with pre-filled job profiles and
skills, connecting it to skills-based learning
and offering employees a range of
development opportunities – such as
mentorships and career paths based on their
personal profile and interests. The pilot is
meant to test the new concepts and
solutions, collect user feedback and
establish how best to embed it in existing
practices.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	271

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Learning and development (continued)
Resources
Significant resources were devoted to our:
•Develop & Perform program – primarily
comprising three dedicated FTEs
•Learning program – primarily comprising
87 dedicated FTEs
The total estimated cost of €12.7 million
relating to FTEs is included within the
Consolidated financial statements under
Selling, general and administrative costs.

Setting up new starters for success

Properly onboarding new employees is
critical for our long-term success.
In 2024, we implemented an ASML-wide
onboarding approach to ensure a uniform
quality in the onboarding experience and to
reduce time-to-competence, as well as
deploying an ASML-wide knowledge
transition solution to ensure critical
knowledge does not leave the company
when employees move on.
We also launched a new intranet – a
personalized digital hub with access to
information and services, where all
employees can connect, communicate and
find knowledge.

Looking ahead

Our key efforts for learning in 2025 include:
•Developing a skills management
framework to connect common skills and
capabilities across different functions,
equipping us for future growth and helping
employees understand how their skills can
translate into roles throughout ASML.
•We will expand learning journeys to further
roles identified in 2025 and improve the
quality of the journeys introduced in 2024
based on feedback.
Our key efforts for development in 2025
include:
•Empowering employees to take charge of
their own growth through an expanded
skills-building initiative, ‘Drive Your Own
Career’. This will promote the use of
learning journeys to inform employee
development plans within the Develop &
Perform cycle.
•Implementing the ITM program globally.
Based on the results of the pilot in 2024, a
roll-out strategy for the whole of ASML will
be developed.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	272

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Diversity and inclusion

Our scope

As a basis, the scope of this sub-topic is
related to ASML worldwide.

Why it matters: Impacts, risks and opportunities

For D&I we have identified the following:

Impacts:

Impact on employees by providing equal treatment and opportunities for all

Risks & opportunities:
Failure to foster an equal opportunity environment could result in unavailability of personnel, disengaged employees, and retention and recruitment challenges

Read more in Strategic report – Performance and risk – Risk

ASML presents in this Annual Report its diversity and
inclusion policies and targets for, and progress on
achieving, gender diversity in accordance with Dutch
law and its Diversity and Inclusion policy adopted by the
BoM pursuant to requirements of Dutch law. ASML has
become aware of US executive order 14173 (the “EO”)
signed in January 2025, under which the US Office of
Federal Contract Compliance Programs must, among
other things, immediately cease promoting diversity and
allowing or encouraging US federal contractors and
subcontractors to engage in workforce balancing based
on race, color, sex, sexual preference, religion, or
national origin. As a company with a dual listing on
Euronext Amsterdam and Nasdaq, ASML is currently
reviewing the implications of the EO. These targets and
policy will not apply to ASML’s US employees to the
extent this would conflict with the EO or other
applicable law, regulation or orders.

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Gender diversity – % inflow of women	%	26%	24%	2025	On track ò
Gender diversity – % inflow of women to job grade 9+	%	30%	24%	2025	On track ò
Gender diversity – % inflow of women to job grade 13+	%	18%	20%	2024	Off track ▲
Gender diversity – % representation of women in job grade 13+	%	12%	12%	2024	On track ò
Inclusion score (three-year rolling average)%		82.4%	Within a 3% range of the top 25% of performing companies	2024	On track ò
	%	0.0%
We have five targets relating to Diversity and
Inclusion (D&I):
Achieve 24% inflow of women (all job
grades) by 2025
Our baseline figure, reported in 2022, is
24%. In 2024 there was a 26% inflow of
women, which reflects we are on track to
achieve our 2025 target.
Achieve 24% inflow (external hires only)
of women to middle management and
above (job grades 9+) by 2025
Our baseline figure, reported in 2023, is
25%. In 2024 there was a 30% inflow of
women to middle management roles and
above, which reflects we are on track to
achieve our 2025 target.
Achieve 20% inflow (external hires and
internal promotions) of women to senior
leadership roles (job grades 13+) by 2024
Our baseline figure, reported in 2021, is
12%. In 2024 there was a 18% inflow of
women to senior leadership roles, which
reflects that we did not achieve our target.
This target was set to supplement our
representation target of 12% women in
senior leadership roles. Despite not reaching
20% inflow by 2024, this inflow target
objective was successful in helping us reach
our 12% representation of women in senior
leadership roles this year – which plays a
pivotal role in our commitment to D&I.
We are highly motivated to see more women
pursuing careers in engineering and science
to further diversify the workforce at the heart
of ASML. This requires a variety of
approaches, and the highly specialized
nature of our work means it will be a long-
term process. We acknowledge that the
global science, technology, engineering and
math (STEM) talent pool is sparsely
populated with women. At the same time,
most of our job positions are STEM-related.
Therefore, we continue to take a
multifaceted approach to our women inflow,
which is crucial if we are to achieve our
inflow targets.
Achieve 12% representation of women in
senior leadership roles (job grades 13+)
by 2024
Our baseline figure, reported in 2021, is 8%.
In 2024 we achieved our target of 12%
representation of women in senior
leadership roles.
Having achieved our target set for 2024, we
want to continue with our ambition to
increase representation of women in senior
leadership roles after 2024. Therefore, we
have set a target of 14% representation of
women in senior leadership roles (job grade
13+) by 2026.
Achieving our ambition will require a
significant inflow of women throughout our
entire leadership pipeline, starting with
middle management and navigating wider
challenges relating to women representation
within talent pools themselves.
Read more about gender diversity in the Supervisory
Board in Corporate governance – Corporate
governance – Other Board-related matters
By 2024, be within a 3% range of the
benchmark inclusion score achieved by
the top 25% companies.
This D&I target is measured through annual
employee engagement survey results.
Our baseline figure, reported in 2021, is
83%. In 2024 our three-year rolling average
inclusion score was 82.4% being aligned
with the benchmark of the top 25% of top-
performing global companies (82.4%).
As awareness of D&I grows among
employees and expectations of our leaders
increase, we anticipate fluctuations in our
inclusion score over time. A deep dive
analysis into our inclusion score revealed our
employees trust and feel safe to openly
share their views and opinions. We continue
to highlight the importance and benefits of

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	273

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Diversity and inclusion (continued)
diversity and inclusion as we build an
environment where everyone can succeed to
their full potential, no matter who they are.

Our actions and resources

Building our diversity and inclusion
program on employee feedback
D&I strategy at ASML is led by the Global
Diversity and Inclusion Council (GDIC).
At the time of working on our D&I strategy in
2023, some concerns were raised about D&I
at ASML – sparking the need for an honest
company response. This included listening
sessions to gather feedback from women to
understand the challenges of working here –
initially over 300 in Veldhoven, plus further
sessions across the company – and the
formation of a program team to create
solutions to address the issues, with
accountability to the GDIC.
The GDIC used further insights from existing
employee engagement channels including
the employee engagement survey (inclusion
score), to inform a holistic D&I program
covering all areas of diversity, including age,
race, color, religion, gender, sexual
orientation, neurodiversity and workers with
disabilities. The program contains 14 D&I-
related projects, each of which is sponsored
by a senior leader.
In 2024, focus was placed on the following
key projects:
Building a foundation of D&I awareness
We wanted to establish an understanding
and lay the groundwork to position D&I as a
global priority, elevating awareness and
setting a solid foundation for inclusion.
Activities in 2024 included:
•Training and development: Facilitating
tailored training on inclusion such as
'Choose Inclusion', 'Ignite Inclusion' and
'Inclusive Leadership' programs. 30% of
our leaders, 50% of our HR&O and Ethics
teams and 30% of all employees received
inclusion training by the end of 2024.
•Executive sponsorship: Reverse
mentoring and resources for senior
leadership, including tools for managers to
jumpstart conversations on inclusion.
•D&I dashboards: Launched to all people
managers to help them understand their
organization's demographics and
analyzing the impact of people processes
to inform longer-term strategies.
Supporting women to reach leadership
roles through development opportunities
To further strengthen our efforts to support
the development of women, we introduced
new programs in 2024 focused on skills
development and visibility for female talent.
These included:
•Women’s leadership program: Provided for
64 women, 93% of whom reported a
positive change in attitude and mindset, as
well as increased confidence to apply
learnings from the program.
•Sponsorship program for women to
increase representation in the senior
leadership pipeline: Provided exposure
and opportunity to 12 participants from
three different regions.
•Reverse-mentoring program to enhance
senior leaders’ diversity and intercultural
quotient through engagement with
employees: Introduced first cohort for
women and senior leaders.
Workplace harassment
In a predominantly male industry, coupled
with our culturally diverse workforce
representing 148 nationalities, there exists
a potential risk of workplace harassment.
We continuously work to address this risk.
Read more on our actions to reduce workplace
harassment in Sustainability statements –
Governance – ESG integrated governance –
Business ethics and Code of Conduct and Strategic
report – Corporate conduct – Respecting human
rights
Resources
Significant resources devoted to our D&I
program primarily comprise 10 FTEs. The
total estimated cost of €1.4 million relating
to FTEs is included within the Consolidated
financial statements under Selling, general
and administrative costs.

Looking ahead

In 2025 our goal is to continue the actions
started in 2024, including:
•Strengthening inclusive behaviors and
leadership via the continuation of the Ignite
Inclusion and Inclusive Leadership
programs, and programs for women leaders
to build an environment where everyone
feels valued, respected and can fully
contribute.
•Piloting a voluntary self-identification project
to encourage ASML employees to voluntarily
self-identify against a range of diversity
demographics.
•Launching an allyship program. This aims
to facilitate advice, skills and tools for
ASML colleagues to align as allies.
•Focus efforts in preparing for the EU Pay
Transparency directive going live in 2026.
•Developing D&I insights solutions to
support forecasting, scenario analysis and
identification of improvement areas.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	274

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Occupational health and safety

Our scope

The scope of this sub-topic and target is
worldwide – at all ASML sites and customer
services locations. It covers the
occupational health and safety of everyone
whose workplace is controlled by ASML,
including all our employees and other
workers not employed by us.

Why it matters: Impacts, risks and opportunities

For occupational health and safety, we have identified the following:

Impacts:

Failure to manage occupational health and safety – for example, when employees are working with hazardous substances and systems
Failure to effectively manage employees’ health and well-being could impact their work-life balance and mental health

Risks and opportunities:

Failure to comply with health and safety-related regulations or implement effective health and safety practices could result in liabilities and reputational risk

Read more in Strategic report – Performance and risk – Risk

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Recordable incident rate[1]		0.19	0.16	2025	Work to be done ■
1.Our definition and calculation of our recordable
incident rate in line with OSHA differs from the 'rate of
employee recordable work-related accidents' metric
in accordance with ESRS.
We have one target relating to Occupational
health and safety:
Achieve a recordable incident rate of 0.16
or below, by 2025
Our baseline figure, reported in 2022, is
0.18.
Our recordable incident rate is in line with
the US Occupational Safety and Health Act
(OSHA) per 100 FTEs a year. In 2024, our
recordable incident rate was 0.191. This is
higher than our desired benchmark of 0.16,
which represents world-class performance.
To achieve our desired benchmark, we
maintain our focus and actions to improve
safety in technology and systems. Building
our culture of safety is a shared
responsibility and we depend on our
employees to prioritize safety protocols in
their day-to-day. In 2025, a safety maturity
assessment will support this.
In 2024, we did not encounter any work-
related fatalities onsite. Regrettably, we
suffered the loss of a long-standing
colleague, who collapsed on ASML premises
in Veldhoven and was taken by ambulance
to hospital where he later passed away. This
incident was not work-related.
Our benchmark compared to OSHA industry
data shows we are below the average
recordable incident rate for the semi-
conductor industry of 1.4.
Read more about these differences in Sustainability
statements – Social – Attractive workplace for all –
Additional disclosures – Methodology on targets

Our actions and resources

Updating our safety training in line with
our latest improvements
In 2024 we developed an improved version
of the EHS fundamentals e-learning module
based on the latest EHS policies and
structures. This must be completed by all
new employees joining ASML. Our EHS
Cleanroom Fundamentals training module is
mandatory, explaining how to enter and stay
safe within our cleanroom environments. Our
EHS Fundamentals training for line
managers focuses on how to be a leader on
safety and comprises three elements: risk
management; enabling teams to work safely;
and following up after incidents.
Implementing safety improvement
roadmaps
In 2024, we continued the deployment of our
EHS improvement roadmaps with a focus on
working-at-height improvements. This has
resulted in collaboration across the business
to align to a company-wide standard. This
standard is in review phase.
Responding to risk areas
A deep-dive analysis of the increase in
incidents in 2023 was carried out. It showed
that the main increase in incidents was in
hand injuries in the Customer Support area.
In response, we developed a specific
awareness program within Customer
Support in 2024, focusing on situational
awareness and caring for others. This
training was rolled out and completed by
managers and employees, showing positive
results.
By continuously assessing and adjusting our
improvement roadmap, we expect to
improve healthy and safe work conditions
and lower the recordable incident rate –
achieving our ambition to reach the next
level of safety maturity by 2025.

Resources
Significant resources devoted to our EHS
primarily comprise 269 FTEs. The total
estimated cost of €37.8 million relating to
these FTEs is included within the
Consolidated financial statements under
Selling, general and administrative costs.

Looking ahead

In 2025, to reduce our recordable incident
rate to achieve our desired benchmark of
0.16, we will continue with the
implementation of our EHS improvement
roadmaps – including a focus on safe
driving, working to prohibit multi-person
calls while driving to improve travel safety,
making the new EHS fundamentals training
module available to all employees, and
deploying specific safety training and rules
with a particular focus on the larger NL
campus.
We will also update our safety maturity
assessment to define the current level based
on the Bradley curve – an independent
method for companies to understand and
benchmark safety culture – and help define
our roadmap for the coming years.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	275

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Labor conditions

Our scope
The scope of this sub-topic is worldwide.

Why it matters: Impacts, risks and opportunities

For labor conditions we have identified the following:

Impacts:

Impact on employees through fair labor conditions

Risks and opportunities:

Failure to provide fair labor conditions could result in unavailability of personnel, disengaged employees, retention and recruitment challenges
Failure to comply with labor law could lead to sanctions, financial loss or reputational damage

Read more in Strategic report – Performance and risk – Risk

Targets and performance
In respect of fair labor conditions we have
not set a measurable target in the current
year. We have robust processes for
engaging with our employees, Works
Councils and unions in setting fair terms and
conditions of employment for all our
employees.
Read more on labor conditions in Sustainability
statements – Social – Attractive workplace for all –
How we're managing
Our risk management process helps to
monitor our compliance with local labor
laws.
Read more on our risk management process in
Strategic report – Performance and risk – Risk –
How we manage risk
We have also incorporated a human rights
due diligence process in support of the
principles laid down in the UNGPs.
Read more in Strategic report – Corporate conduct –
Respecting human rights

Our actions and resources

Renewing our collective bargaining
agreement in NL
In 2024, the Metalektro CLA was renewed,
and came into effect as of June 1, 2024,
valid until December 31, 2025. The CLA
applies to all employees in the Netherlands
in job grades 1 to 11.
Read more on how we engage with unions in
Sustainability statements – Social – Attractive
workplace for all – How we're managing – Process
for engaging
Improving our adequate wage
assessment
To ensure we meet adequate wage
requirements, we review living wage and
minimum wage benchmarks every year in
the countries where we operate and will take
any necessary corrective action. In 2024, we
updated our approach to use the higher of
living wage and minimum wage levels in
each location where we operate, based on
independent third-party benchmarks
sourced from a single non-profit
organization. We continue to mature our
remuneration policies and processes in line
with applicable wage laws and strive to
ensure our employees remuneration is fair
and balanced.
Resources
Significant resources devoted within our
Compensation & Benefits team to the
development and maintenance of attractive
labor conditions comprise 35 FTEs. The total
estimated cost of €4.9 million relating to
these FTEs is included within the
Consolidated financial statements under
Selling, general and administrative costs.
Read more on how we engage employees in
Sustainability statements – Social – Attractive
workplace for all – How we're managing – Process
for engaging

Looking ahead
In 2025, we will focus on preparing for pay
transparency in view of current legislation in
various states in the US, and preparing for
upcoming legislation related to the EU Pay
Transparency Directive and any other
jurisdictions where such legislation might be
enacted.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	276

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Well-being

Our scope
The scope of this sub-topic is worldwide.

Why it matters: Impacts, risks and opportunities

For well-being we have identified the following:

Impacts:

Failure to effectively manage employees' health and well-being could impact their work–life balance and mental health

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Well-being score	%	81%	81%	2024	On track ò
We have defined one target to help manage
the impact on employee well-being:
In 2024, maintain an overall well-being
score of 81% and no scores on individual
questions within the well-being score
below 75%
This well-being target is measured through
the annual employee engagement survey
results.
Our baseline figure, reported in 2023, is
81%. In 2024, our well-being score of 81%
was on target.
We expected our 2024 target to be a stretch
considering global macroeconomic
circumstances and the state of the
semiconductor industry; however, we
managed to achieve it. On the individual
well-being questions, we were on target with
all but two questions which scored below
75%:
1) The amount of stress in my job is
manageable
2) I generally feel energized at work
The primary challenge we face is
encouraging employees to prioritize well-
being in their daily work and utilize the
available support. In 2024 we introduced
well-being branding focused on integrating
regular recharging and re-energizing
activities into daily routines to promote
work–life balance and stress management.
Through the deep-dive analysis performed
as part of the employee engagement survey
process, we have identified groups of
employees whose well-being scores need
improvement. We will actively encourage
and support these groups to define a well-
being journey that is best suited to their
specific team needs and circumstances.
These well-being journeys will be formally
documented in action plans and monitored
through follow-up sessions in close co-
operation with employee engagement
managers and human resources.

Our actions and resources
Prioritizing employees’ well-being and
mental health
Our 2023 employee engagement survey
highlighted the need for enhanced mental
well-being and stress management,
prompting the following key actions:
•Global Well-being Month (June): We
targeted all employees with initiatives to
raise awareness of and promote well-
being, with an emphasis on mental well-
being, including lectures, webinars,
workshops and sporting activities. Over
200 sessions were held globally, attracting
approximately 8,000 registrations.
•Tailored intervention at team level:
We identified low-scoring teams and
created tailored interventions to address
the specific issues they face in relation to
their well-being.
•World Mental Health Day: We hosted a
full-day event with sessions on a wide
range of mental health-related topics.
The event entailed 16 hours of online
lectures by various thought leaders to
facilitate flexibility, allowing employees
from all time zones to participate, and
employees could select from the program,
those lectures they found most relevant.
1,336 employees participated globally and
recordings were made available to those
who could not attend the live sessions.
•Shorter meetings encouraged:
We developed best practices to reduce
30-minute meetings to 25 minutes, and
60-minute meetings to 50. This allows
employees to incorporate a buffer between
meetings to rehydrate, to rest their eyes
(particularly in relation to virtual meetings),
re-energize and reduce mental fatigue.
•Improving governance and monitoring on
aspects of well-being: We elevated the
status of well-being activities within human
resources, transitioning from an HR&O
program into the core HR&O function. We
created a ‘well-being scorecard’ that
brings together well-being-related data
such as illness absenteeism and attrition
and the usage and rating of well-being
resources, to enable continuous
monitoring and track effectiveness.
•Well-being guidelines for managers:
To enhance the role managers play in the
well-being of their teams, we launched
new masterclasses and guidelines,
supported by a well-being booklet. These
initiatives encourage role-model behavior
and help managers effectively support
their teams and engage in well-being
conversations.
•Well-being ambassadors: We developed a
new structure for our well-being
ambassadors, allowing for various levels
and types of engagement. We now have
over 388 ambassadors helping to promote
well-being across our organization.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	277

u n t e e ri n g
	General disclosures	Environmental	Social	Governance
Attractive workplace for all: Well-being (continued)
•Digital resources: We launched a new
digital well-being platform on our intranet
and introduced new learning resources,
making well-being tools and resources
more accessible.
We expect positive outcomes from these
focus areas, including improved employee
well-being, reflected in higher scores on
well-being questions in the employee
engagement survey, increased usage of
well-being resources, greater participation in
Well-Being Month, and reduced attrition and
illness absenteeism.
Resources
Significant resources devoted to our well-
being program primarily comprise four FTEs.
The total estimated cost of €0.6 million
relating to FTEs is included within the
Consolidated financial statements under
Selling, general and administrative costs.

Additional well-being activities: •Employee sports clubs •Volunteering •Gift matching •Employee networks •Coaching •Mentoring

Looking ahead
The preliminary 2025 well-being priorities
include:
•In response to the outcomes of the 2024
employee engagement survey deep-dive
analysis, we will focus efforts on
incorporating stress management,
resilience and mental health within our
well-being offering and events planned for
2025. This will include a three-week period
of daily mindfulness practices, a Well-
Being Month and a spotlight on World
Mental Health Day in October. We will
provide further support to leaders through
a leaflet on burnout to help recognize the
signs of burnout and facilitate
conversations about stress and mental
health. We plan to develop initiatives to
empower employees to feel energized at
work.
•Continuing Global Well-Being Month into
2025, mapping well-being touch points
throughout the employee journey,
promoting the use of well-being tools and
further professionalizing our Well-Being
Ambassador network.
•Build strong alignment with the leadership
development team to further integrate
well-being as a topic in our leadership
development programs.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	278

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table
Characteristics of our employees

Topic	Description	Unit	2024
Total number of employees – headcount by gender	Male	Headcount	34,454
	Female	Headcount	8,899
	Other	Headcount	38
	Not reported	Headcount	4
	Total employees	Headcount	43,395

Topic	Description	Unit	2024
Total number of employees – headcount by significant employment country	The Netherlands	Headcount	23,194
	Taiwan	Headcount	4,572
	United States	Headcount	8,310

Topic	Description	Female	Male	Other	Not disclosed	Total 2024
Total number of permanent and temporary employees by gender (headcount as of December 31, 2024)	Permanent employees	8,212	32,216	32	4	40,464
	Temporary employees	687	2,238	6	0	2,931
	Total employees	8,899	34,454	38	4	43,395

Topic	Description	Unit	2024
Reconciliation of the total number of employees per ESRS to number of employees reported in the Consolidated financial statements (as of December 31, 2024)	Total number of payroll and temporary employees reported in the Consolidated financial statements (Note 18)	FTE	44,027
	Less: Temporary employees reported in the Consolidated financial statements (Note 18) (non-employees as defined by ESRS)	FTE	1,241
	Total number of payroll employees reported in the Consolidated financial statements (Note 18)	FTE	42,786
	Total number of payroll employees reported in the Consolidated financial statements - converted to headcount unit of measure	Headcount	43,395
	Number of employees as defined by ESRS	Headcount	43,395

Topic	Description	Unit	2024
Employee turnover (For the period January 1, 2024, to December 31, 2024)	Employee turnover	Headcount	1,478
	Employee turnover rate	Percentage	3.5%

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	279

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Collective bargaining coverage and social dialogue

Topic	Description	Unit	2024
Percentage of total employees covered by collective bargaining agreements	Employees covered by collective bargaining agreements	Percentage	61%

The percentage of its total employees within significant countries within the EEA or significant regions outside the EEA, covered by collective bargaining agreements and/or workers, representatives (as of December 31, 2024)			2024
	Collective bargaining coverage		Social dialogue
	Employees – EEA (for countries with >50 empl. representing >10% total empl.)	Employees – non- EEA (for regions with >50 empl. representing >10% total empl.)[1]	Workplace representation (EEA only) (for countries with >50 empl. representing >10% total empl.)
Coverage rate
0–19%
20–39%		Asia
40–59%
60–79%
80–100%	The Netherlands		The Netherlands
1.ASML has no existing agreements with a European Works Council (EWC), a Societas Europaea (SE) Works Council or a Societas Cooperativa Europaea (SCE) Works Council.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	280

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Diversity metrics

Topic	Description	Unit	2024
Gender distribution at top management level	Male	Headcount	318
	Female	Headcount	44
	Other	Headcount	1
	Not reported	Headcount	0
	Total employees at top management level	Headcount	363

Topic	Description	Unit	2024
Gender distribution at top management level	Male	Percentage	88%
	Female	Percentage	12%
	Other	Percentage	—%
	Not reported	Percentage	—%

Topic	Description	Unit	2024
Age distribution of employees	under 30 years old	Headcount	8,130
	30–50 years old	Headcount	28,072
	over 50 years old	Headcount	7,193
	Total employees	Headcount	43,395
Adequate wages
100% of our employees are paid an adequate wage within all locations we operate in.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	281

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Training and skills development metrics

Topic	Description	Unit	2024
Percentage of employees that completed an annual performance and career development review against the total number of employees by gender	Male	Percentage	94%
	Female	Percentage	93%
	Other	Percentage	76%
	Not reported	Percentage	100%
	Total	Percentage	94%

Topic	Description	Unit	2024
Percentage of employees that completed an annual performance and career development review against the total number of employees eligible for a review by gender	Male	Percentage	96%
	Female	Percentage	96%
	Other	Percentage	97%
	Not reported	Percentage	100%
	Total	Percentage	96%

Topic	Description	Unit	2024
Average number of training hours per employee	Average number of training hours per employee	Hours	41

Topic	Description	Unit	2024
Average number of training hours per employee by gender	Male	Hours	42
	Female	Hours	35
	Other	Hours	9
	Not reported	Hours	60

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	282

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Health and safety metrics

Topic	Description	Unit	2024
Percentage of employees covered by our health and safety management system	Employees covered by our health and safety management system	Percentage	100%

Topic	Description	Unit	2024
Number of work-related fatalities as a result of injuries	Employee fatalities as a result of work-related injuries	Count	0
	Non-employee fatalities as a result of work-related injuries	Count	0
	Other worker fatalities onsite as a result of work-related injuries	Count	0

Topic	Description	Unit	2024
Total number and rate of employee recordable work-related accidents	Employee recordable work-related accidents	Count	77
	Employee recordable work-related accidents	Rate	1.11

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	283

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Remuneration metrics (pay gap and total remuneration)

Topic	Description	Unit	2024
Gender pay gap	Gender pay gap	Percentage	10%
In 2024, we calculated our gender pay gap in accordance with ESRS. This metric is determined as the difference of average gross hourly pay levels between female and male employees, expressed as a percentage of the average gross hourly pay level of male employees. We arrived at an average hourly pay gap of 10.2%. A comparison to previous pay gap reporting under GRI is not available due to the substantial differences in methodology and underlying data required in accordance with ESRS. Read more in Sustainability statements – Social – Attractive workplace for all – Additional disclosures
The gender pay gap calculation as described in the additional disclosures for S1-16 Remuneration metrics refers to the ‘unadjusted’ pay gap. This means that while we provided raw statistics around this topic, it does not account for objective factors for pay differences such as job level, performance, location, job family or tenure. Consequently, we cannot attribute the pay gap with pay equity issues per se.
One main driver of our gender pay gap is the underrepresentation of female employees in higher paying roles (generally more senior positions). There is a higher proportion of men across all levels of the organization (79% men, 21%
women) with the highest proportion in senior management (88% men, 12% women). Roles within senior management typically command higher market salaries and opportunities for larger financial incentives. In contrast, there is a high proportion of women in lower employee bands.
Companies such as ASML, that operate within the technology industry, have traditionally faced challenges attracting women due to their underrepresentation in the STEM talent pool itself. We therefore continue to invest in the promotion of STEM subjects in primary and secondary school levels and will continue to do so to help further diversify the talent pool. We have also set targets to increase the representation of female employees overall and in leadership positions specifically. Read more about our targets and actions set for the inflow of women in all roles and female representation in senior leadership roles in Sustainability statements – Social – Attractive workplace for all – Diversity and inclusion
Additionally, we commit to further evaluate and assess pay and to consider objective factors that can impact an employee’s pay, to ensure that no real pay equity issues are present at ASML. We aim to close any unjustified pay differences between men and women, adhering to local legislation at a minimum. Specifically, we are committed to ensuring we are ready to comply with the EU Pay Transparency Directive going live in July, 2026 and work is underway to support our readiness for this.

Topic	Description	Unit	2024
Annual total remuneration ratio	Annual total remuneration ratio	Ratio	43
This ratio is reported on our global operations in accordance with the ESRS and therefore subject to currency volatility and purchasing-power differences between countries. We aim to attract, retain and motivate highly educated talent who are critical to deliver upon our strategy and growth ambitions. In pursuit of this ambition, we continually monitor the competitiveness of our remuneration packages. Therefore, our annual total remuneration ratio is reflective of external market trends across the world. Read more about how we are maintaining attractive remuneration in Sustainability statements – Social – Attractive workplace for all – Talent attraction, employee engagement and retention

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	284

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Additional disclosures

Methodology on targets
In this section, we elaborate on the methodology
and insights used in formulating our targets.
Our targets disclosed in this chapter, excluding
long-term incentive indicators, are set by the
Chief Human Resources Officer (CHRO) in line
with the recommendation of the Human
Resources and Organization (HR&O) leadership
team taking into account insights gathered from
employees and/or employee representatives.
Progress against all targets are monitored
regularly in leadership meetings to ensure our
efforts are effective in reaching our ambitions.
Talent attraction, employee engagement and
retention
Improve talent attraction by achieving specific employer
brand score rankings in the Netherlands (top 5), United
States (top 75), China (top 100) and Taiwan (top 5), by
2025
This target is based on a ranking of ASML and its
competitors in the Universum employer brand
ranking, which collects input from approximately
60,000 students and professionals annually
among all priority countries.
We measure our employer brand in the main
locations where we operate – the Netherlands,
the US, China and Taiwan – monitoring how well
we are known and rated as an employer by
external audiences and potential employees.
In 2024, Universum discontinued its syndicated
report for Taiwan. Therefore, a custom Universum
survey for both students and professionals will be
conducted in 2025 – which will help us to obtain
comparable data.
Targets are monitored and are adjusted based on
discussion with Universum and our regional
teams, as to what is feasible, as well as through
benchmarking against competitor companies in
each market. For each stage of the funnel
(awareness, consideration, desire and application)
the survey outcomes are used to determine what
to focus on in terms of employer brand strategy
and communications for the upcoming period and
whether target levels should be recalibrated.
By 2025, be within a 2% range of the benchmark
employee engagement score achieved by the top 25%
companies
Every year we ask employees to complete our
employee engagement survey. We use a
validated survey from an external provider. The
employee engagement score is derived from a
subset of five questions in the survey.
The scope of the survey and the target covers all
employees and the 'N1-conversion' category of
non-employees, who have worked at ASML for at
least three months prior to taking our annual
employee engagement survey.
We want to compare ourselves and grow toward
the top-performer category. Our engagement
score target for 2025 is to be within a two
percentage point range of the top 25% performing
companies benchmark. The benchmark is based
on the rolling averages for three years of the 75th-
percentile favorable scores relating to
engagement. In 2024, we updated our
methodology from measuring our performance
based on the survey score for one year (the
survey conducted in the reporting period), to a
three-year rolling average (using the scores
achieved in the survey conducted in the reporting
period and the two immediately preceding years).
This was implemented to be consistent and
comparable with the basis of the top 25%
performing companies benchmark.
Have an attrition rate of <7% by 2025
Our annual attrition rate is calculated as a
monthly average across the reporting period. The
monthly attrition rate is calculated as a
percentage of the number of FTEs that left ASML
during each month, compared to the total number
of FTEs at the end of that month, multiplied by
100.
Note that the scope and calculation basis for this
approved target differs from the ESRS required
‘turnover’ metric.
The ESRS ‘turnover' metric is based on the
number of employees who leave voluntarily or
due to dismissal, retirement or death in service
during the reporting period in headcount. This
excludes employees that leave as a result of
fixed-term contracts (temporary contracts)
reaching the agreed end of contract, whereas our
attrition target takes into account all leavers in
FTE.
Learning and development
By 2025, 80% of all employees should have at least one
item (in progress) in their development plan
This target covers employees who have at least
one development item that has a ‘last updated’
within the past 12 months, divided by the number
of employees. Measurement is taken at the end of
the annual Develop & Perform cycle (March).
The scope of this target covers all employees
excluding ASML Berlin GmbH.
This target is set based on current performance
and the ambition to improve, considering what is
feasible – given that new hires generally need
some time to define development goals.
Diversity and inclusion
Achieve 24% inflow of women (all job grades) by 2025
At the time of setting the target, the baseline
scope was defined as all new-hire women
employees (including re-hires) that have joined
ASML during the reporting year, excluding ASML
Berlin GmbH. This does not include internal
moves or transfers, nor does it include non-
employees converting to employees.
From 2024 onward, we report on all employees,
including ASML Berlin GmbH employees.
The 2024 inflow determined on the baseline
scope, excluding ASML Berlin GmbH, results in
an inflow of 27%.
Current-year reported figures are determined as a
percentage of all female employees who joined
ASML, compared to the total number of joiners
during the reporting period in FTE.
Achieve 24% inflow (external hires only) of women to
middle management and over (job grades 9+) by 2025
At the time of setting the target, the baseline
scope was defined as all new-hire women
employees (including re-hires) that have joined
ASML in middle management roles and above
during the reporting year, excluding ASML Berlin
GmbH. This does not include internal moves or
transfers, nor does it include non-employees
converting to employees.
From 2024 onward, we report on all employees,
including ASML Berlin GmbH employees.
The 2024 inflow determined on the baseline
scope, excluding ASML Berlin GmbH, results in
an inflow of 31%.
Current-year reported figures are determined as a
percentage of all female employees who joined
ASML in job grades 9+, compared to the total
number of joiners to job grades 9+ during the
reporting period in headcount.
Achieve 20% inflow (external hires and internal
promotions) of women to senior leadership roles (job
grades 13+) by 2024
At the time of setting the target, the baseline
scope was defined as all new-hire women
employees (including re-hires) that have joined
ASML or have been promoted into senior
leadership roles during the reporting year,
excluding ASML Berlin GmbH. This does not
include internal moves or transfers, nor does it
include non-employees converting to employees.
From 2024 onward, we report on all employees,
including ASML Berlin GmbH employees.
The 2024 inflow determined on the baseline
scope, excluding ASML Berlin GmbH, results in
an inflow of 18%.
Current-year reported figures are determined as a
percentage of female employees who joined
ASML in job grades 13+ or were promoted into
job grades 13+, compared to the total number of
joiners in job grades 13+ including promotions
into job grades 13+ during the current reporting
period in headcount.
Achieve 12% representation of women in senior
leadership roles (job grades 13+) by 2024
At the time of setting the target, the baseline
scope was defined as all employees and the 'N1-
conversion' category of non-employees,
excluding ASML Berlin GmbH.
From 2024 onward, we report on all employees,
including ASML Berlin GmbH employees.
The 2024 representation target determined on the
baseline scope, excluding ASML Berlin GmbH,
results in a representation of 13%.
Current-year reported figures are determined as a
percentage of female FTEs in job grade 13+,
compared to the total FTEs in job grade 13+ on
the last day of the reporting period.
The scope and calculation basis for this target
differs from the ESRS required 'gender
distribution at top management' metric. The
ESRS metric is reported using headcount and
excludes 'N1-conversion' category of non-
employees.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	285

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Additional disclosures (continued)
By 2024, be within a 3% range of the benchmark
inclusion score achieved by the top 25% companies
This target is based on our annual employee
engagement survey. The inclusion score is
derived from a subset of eight inclusion related
questions in the survey. The benchmark is based
on the rolling averages for three years of the 75th-
percentile favorable scores relating to inclusion. In
2024, we updated our methodology from
measuring our performance based on the survey
score for one year (the survey conducted in the
reporting period), to a three-year rolling average
(The average of the scores achieved in the survey
conducted in the reporting period and the two
immediately preceding years). This was
implemented to be consistent and comparable
with the basis of the top 25% performing
companies benchmark.
The scope of the survey and the target is all
employees and 'N1-conversion' category of non-
employees, who have worked at ASML for at
least three months prior to taking our annual
employee engagement survey.
Occupational health and safety
Achieve a recordable incident rate of 0.16 or below, by
2025
This target covers all employees working for
ASML and all people working under our
supervision.
Our recordable incident rate is in line with the
OSHA guidelines – the number of cases that
required more than first aid in a year per 100 FTE.
To benchmark our performance against industry
standards, we use a targeted recordable incident
rate of 0.16 – an industry benchmark for top-class
performance.
This target is set by EHS leadership based on
internal trend analysis of incidents and external
benchmarking of peer industries. Incidents are
reported in myEHS and classified as recordable by
EHS Experts applying the OSHA guidelines.
The scope and calculation basis for the actual
rate measured against the external benchmark
differs from the ESRS required 'rate of recordable
incidents' metric as follows:
•The OSHA definition of ‘work-related’ is
followed for the target, while the ESRS
guidance is followed for the ESRS-reported
metric.
•Both reported recordable work-related injuries
and ill health incidents within the EHS reporting
system are taken into account in the target.
Purely recordable work-related injuries are in
S1-14 ESRS scope for 2024, with ill health
being a phased-in requirement.
•Both employees and the 'N1-conversion'
category of non-employees are taken into
account in the actuals compared to target. Only
employees are in ESRS scope for 2024, with
the non-employee group being a phased-in
requirement.
•In calculating the incident rate in relation to the
target, actual hours worked is estimated based
on average number of contracted hours,
assuming that employees work 2,000 hours a
year (set by OSHA). For ESRS, hours worked is
estimated based on normal or standard hours
of work per location, taking into account paid
vacations, paid public holidays and sick leave.
•In relation to target, the rate is based on the
number of cases per 200,000 hours worked
and for the ESRS metric, the rate is based on
the number of cases per one million hours
worked.
Well-being
In 2024, maintain an overall well-being score of 81%,
and no scores on individual questions within the well-
being score below 75%
This target is based on our annual employee
engagement survey. The well-being score is
derived from a subset of eight well-being related
questions in the survey.
The scope of the survey and the target is all
employees and 'N1-conversion' category of non-
employees, who have worked at ASML for at
least three months prior to taking our annual
employee engagement survey.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	286

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Additional disclosures (continued)

Methodology on metrics
General methodology: Scope includes all
employees working in entities in scope of
sustainability reporting and based on data
registered on our employee databases unless
otherwise stated by use of an estimate. The
number of employees has been reported on a
headcount basis as at the end of the reporting
period.
S1-6 Employee characteristics
Employees
The gender breakdown is based on gender as
specified by the employees themselves on our
employee databases.
'Temporary employees' reported under ESRS
differs from that applied for Consolidated financial
statements reporting.
'Temporary employees' reported in the
Consolidated financial statements comprises
contractors or agency placements that meet the
definition of 'non-employee' under ESRS.
'Temporary employees' under ESRS refers to
'payroll employees' as reported in Consolidated
financial statements that have a finite duration
employment contract.
Turnover
Employee turnover is reported based on the
headcount of employees who leave ASML
voluntarily or due to dismissal, retirement or death
in service, thereby excluding termination by way
of reaching the end of the agreed contact
duration.
The rate of employee turnover for the period is
calculated on a headcount basis as a monthly
average across the reporting period.
S1-8 Collective bargaining coverage and social
dialogue
The coverage of collective bargaining agreements
has been determined based on the scope
stipulated in the respective collective bargaining
agreements.
The employees covered by social dialogue has
been determined based on the number of
employees within our establishments where
Works Council or employee representatives have
been duly elected.
The percentage coverage per significant
employment country (within EEA) or region
(outside EEA) is calculated in proportion to the
total number of employees within the country or
region.
S1-9 Diversity metrics
The gender distribution in number and
percentage at top management level has been
determined in relation to ASML's top
management level as defined.
S1-10 Adequate wages
Adequate wage assessment: Annually at the
end of the period for each location where we
operate, ASML's lowest annualized wage paid to
employees is compared to the adequate wage
benchmark.
ASML lowest wage: ASML lowest wage consists
of an annual basic wage at a full-time equivalent
basis and fixed payments that are guaranteed to
employees at the time of the assessment.
Adequate wage benchmark: The adequate
wage benchmark is based on the higher of the
most recent minimum and living wage (lower-
bound guidance thresholds) per location. The
most recent thresholds are sourced from a
reputable independent third party.
S1-13 Learning and development metrics
Performance and career development review:
As part of our Develop & Perform program,
employees receive an annual performance and
career development review as defined.
Employees not eligible for an annual performance
and career development review are: employees
with a hire date on, or after, October 1, members
of the BoM and employees marked as ineligible
by Human Resources due to long-term absence.
The percentage of employees with a performance
and career development review is reported in
proportion to both the total number of employees
and the number of employees eligible.
These percentages are broken down by gender
as per S1-6.
Average number of training hours per
employee and by gender methodology: The
average number of training hours per employee is
based on the number of training hours completed
and registered by employees on our learning
platforms.
The average training hours per employee are
reported by gender as per S1-6.
S1-14 Health and safety metrics
Percentage of employees covered by our
health and safety management system: The
percentage is determined in relation to employees
with access to and covered by myEHS.
Number of employee fatalities as a result of
recordable work-related injuries: This is based
on the number of recordable work-related injuries
which resulted in death, as reported in myEHS
during the period.
Number of non-employee and other worker
fatalities as a result of recordable work-related
injuries: This is based on the number of
recordable worked-related injuries occurring
onsite which resulted in death, as reported via
myEHS or otherwise to ASML during the period.
Number of recordable work-related injuries by
employees: This is based on the number of
recordable work-related injuries, as reported in
myEHS during the period.
Rate of recordable work-related injuries by
employees: This rate is determined based on the
number of employee recordable work-related
injuries divided by the estimated number of hours
worked by employees during the period multiplied
by 1,000,000, to represent the number of
respective cases per one million hours worked.
Estimate of the number hours worked by
employees for the period: Due to the limitation
of internal data available on number of hours
actually worked by our employees, we have
estimated the hours worked based on normal
scheduled hours of work per ASML location,
taking into account paid vacations, paid public
holidays and sick leave.
S1-16 Remuneration metrics (pay gap and
annual total remuneration)
Annual remuneration: Annual remuneration
comprises all four components of ASML’s
remuneration policy: base salary; STI (cash
bonus); LTI (share-based incentive), and pension
and other benefits.
Annual remuneration represents full-time
equivalent basis, in local currency translated to
the reporting currency using the average
exchange rates for the period. This is not
adjusted for purchasing-power differences
between countries.
Base salary comprises basic wage for 12 months
and guaranteed fixed payments.
STI (cash bonus) in the form of performance-
related plans is based on the employee’s job
grade, the type of bonus plan and the company/
individual performance. STI data used for ESRS
reporting is consistent with the Consolidated
financial statements accrual for the period without
applying a pro-rata for part of the year in order to
reflect the annualized value.
Read more about our STI accrual in Financial
statements – Consolidated financial statements –
Notes to the Consolidated financial statements – 18.
Personnel expenses and employee information
LTI (shared-based incentive) is an equity-based
bonus award that, when vested, results in shares
being granted to ASML employees during the
period. LTI data used for ESRS reporting is
consistent with the LTI expense for the period
reported in the Consolidated financial statements.
Read more about our LTI calculation in Financial
statements – Consolidated financial statements –
Notes to the Consolidated financial statements – 20.
Share-based compensation

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	287

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Additional disclosures (continued)
Pension and other benefits: Consists of both
cash and in-kind benefits including cash
allowances, such as shift allowances and car
allowances, and in-kind benefits such as use of a
company car and ASML-funded health insurance.
For the purpose of reporting these metrics, we
have excluded all one-off benefits such as
relocation allowances, severance and long
service awards as well as inconsequential
benefits for example meal allowances.
Gender pay gap: This metric is determined as the
difference of average gross hourly pay levels
between female and male employees, expressed
as a percentage of the average gross hourly pay
level of male employees.
The number of employees used in the
calculations represents all active employees,
excluding employees that have been with the
company for three months or less at the end of
the reporting period. For the purpose of
calculating the gender pay gap we exclude
employees falling within the 'Other' and 'Non-
disclosed' gender categories.
Average gross hourly pay level: The gross
hourly pay level is determined by dividing an
employee’s annual remuneration by the number
of full time scheduled hours of that employee for
the location and period.
The average gross hourly pay level of female and
male employees is determined separately.
The data and methodology applied in prior-
periods are not in accordance with ESRS;
therefore, comparatives have not been reported.
Annual total remuneration ratio: This ratio is
determined by dividing the annual remuneration
of the highest-paid employee by the median
annual remuneration (excluding the highest-paid
employee) for the period.
This metric differs to the Internal pay ratio
disclosed in our remuneration report in
accordance with the Dutch Corporate
Governance Code. The denominator used in
calculation of the Internal pay ratio is based on
the average personnel expenses per FTE whereas
the use of a median annual remuneration and
headcount basis is applied for reporting under
ESRS.
The annual remuneration of the highest-paid
individual is disclosed in our Remuneration report
and is used as the numerator in this calculation.
Read more in Corporate governance – Remuneration
report
Median annual total remuneration: The median
annual total remuneration for the period is
determined by taking the mid-point annual
remuneration of all active employees at the end of
the reporting period excluding the highest-paid
employee and excluding employees that have
been with the company for three months or less
as at the end of the period.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	288

General disclosures	Environmental	Social	Governance
Responsible value chain
We aim to prevent, mitigate and manage adverse environmental and human rights impacts in our value chain

...for the planet	...for ASML

A responsible value chain is a transparent
one in which human rights and the
environment are respected and negative
impacts are prevented and addressed.
By working with value chain partners that
are aligned with our values and committed
to upholding international human rights and
environmental standards, we can make a
positive contribution to society and the
planet.

Identifying, preventing, mitigating and
managing impacts and risks across our
value chain is not something we can do
alone. Collaboration with our value chain
partners is essential. Only then can we
successfully identify, prevent, mitigate and
manage the impacts and risks that occur
across our value chain. This includes both
human rights and environmental impacts –
ultimately increasing our value chain
resilience.

Our continuous improvement efforts toward a responsible value chain are important:

...for our customers
Our approach contributes to their environmental due diligence and human rights objectives. Our supply chain is their supply chain.

...for our employees
Our approach aligns with their expectations regarding responsible business conduct.

...for our suppliers
Our approach contributes to risk mitigation for their workers, supply chains and businesses.

...for our shareholders
Our approach contributes to investors’ objectives to improve long-term sustainability performance and minimize business costs.

...for society
Our approach contributes to societal objectives for respecting the environment and human rights.

Read more about our double materiality process
and identified impacts, risks and opportunities for
this theme in Sustainability statements – General
disclosures – Impact, risk and opportunity
management

Our 2024 progress:

5,150
Total suppliers
(The Netherlands: 1,600 | EMEA (excl. NL): 750 North America: 1,400 | Asia: 1,400)

91%
Responsible Business Alliance (RBA) self- assessment completed (in %) (2025 target: 90%)

100%
Suppliers with overall high risk evaluated and follow-up agreed (in %) (2025 target: 100%)

Why it matters

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	289

General disclosures	Environmental	Social	Governance
Responsible value chain: How we’re managing

Our objective

The goods and services we purchase, the
design choices we make and the products we
sell are potentially linked to impacts on the
environment and human rights across our
value chain. We strive to identify and manage
adverse impacts to the environment and
people occurring in our value chain, to prevent
potential impacts and to mitigate and
remediate actual impacts when they occur.
We set out our commitments, principles and
governance for managing environmental and
human rights matters across our value chain –
also referred to as environmental and human
rights due diligence. This includes how we
manage environmental and human rights
matters in relationships with our customers,
suppliers and other business partners, and
how we manage environmental and human
rights matters in decision choices.

	Responsible product design	Responsible supply chain

Whoever uses materials and
designs a product takes
responsibility for managing the
environmental and human rights
impacts from the choices made
throughout all stages of its life
cycle – from extraction of raw
materials to end-of-life
management.
A transparent supply chain in which human rights and the environment are respected, positive contributions are made to society and the environment, and negative impacts are prevented and addressed.

Responsible product use

The environment and human
rights are respected in product
use, positive contributions are
made to the environment and
society, and actors across our
value chain participate in a
common effort toward
preventing and addressing
impacts related to their products
and services.

Remediate
impacted stakeholders
Embed
in policies and management system
Steps
for action
Communicate
impacts and progress
Assess
and prioritize adverse impacts
Track
implementation and results
Prevent
mitigate and manage adverse impacts
Upstream value chain
Downstream value chain
ASML
1
2
2
3
3
4
5
1
2
3
4
5

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	290

General disclosures	Environmental	Social	Governance
Responsible value chain: How we’re managing (continued)

Our approach

Our environmental and human rights due diligence framework

We manage our impacts across the value chain through implementing our six steps for action:

Raw material extraction and processing	Tier n supply chain	Tier 1 supply chain	Chip makers	Device makers	ICT industry	Society	End of life
					Use of digital technology	Impact of digital technology	Waste
	Raw material to parts and services	Parts and services to ASML	Semiconductor production	Production of digital devices
Extraction to raw material

Potential impacts

Potential negative impacts on
workers in 3TG (conflict) minerals
supply chains – including exposure
to violence, human trafficking,
forced labor and child labor linked
to the extraction and processing of
3TG minerals in conflict-affected
and high-risk areas.

Potential negative impacts on supply
chain workers, considering inherent
human rights risks in the countries
and sectors in which our tier-n
suppliers operate – including long
working hours, inadequate wages,
lack of freedom of association,
limitations to collective bargaining,
risks to health and safety, human
trafficking, forced and child labor.

Potential negative impacts on
workers in our downstream value
chain, considering inherent human
rights risks in the technology industry
– including long working hours,
inadequate wages, lack of freedom of
association, limitations to collective
bargaining, risks to health and safety,
human trafficking, forced and child
labor.
Potential negative impacts on people’s quality of life linked to the use of microchip-enabled technology – including risks resulting from the misuse of technology.
Positive impacts on people’s quality of life by
enabling our customers and other actors across
our value chain to deliver on the potential of
technology to positively contribute to society –
for example, by facilitating accessible
healthcare and food security.

Our approach is derived from key
international standards, including the OECD
Guidelines for Multinational Enterprises on
Responsible Business Conduct and the UN
Guiding Principles on Business and Human
Rights. Our environmental and human rights
due diligence framework is based on the six
steps as described in the OECD Due
Diligence Guidance for Responsible Business
Conduct, and defines how ASML identifies,
prevents, mitigates and accounts for actual
and potential impacts across its value chain.
We strive to identify, assess and prioritize
the most salient human rights and
environmental risks and impacts across our
value chain, from raw materials extraction to
end of life. A transparent value chain is
essential to identify risks and impacts at the
earliest stage possible, as we strive to
prevent, mitigate and remediate impacts
linked to our purchased goods and services
and the use of our products.
Through our relationships with customers
and direct suppliers, we are able to identify,
assess and manage impacts and risks.
We have less visibility and influence
regarding impacts that occur deeper
upstream and downstream in our value
chain, but strive to identify higher-risk
sectors, geographies and value chains
where impacts occur and seek ways to take
a role in appropriately addressing them.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	291

General disclosures	Environmental	Social	Governance
Responsible value chain: How we’re managing (continued)

Levers for action
Our environmental and human rights due
diligence framework is based on the six
steps as described in the OECD Due
Diligence Guidance for Responsible
Business Conduct.
1. Embed in policies and management
system
We manage our approach toward a
responsible value chain as an integrated
part of our corporate strategy – we have
governance in place to monitor and guide
the organization on our commitments.
We have assigned accountability and
responsibilities for execution across
various levels in the organization.
As a member of the Responsible Business
Alliance (RBA), we have adopted the RBA
Code of Conduct. This is a set of
standards relating to labor (human rights
of all workers), health and safety
(minimizing the incidence of work-related
injury and illness), environment and ethics.
We expect our suppliers to comply to the
RBA Code of Conduct and to cascade this
requirement to their suppliers. We take a
risk-based approach to including ESG
requirements in supplier contracts and
communicate our expectations to
suppliers via various channels like the
ASML Supplier Handbook, Conflict
Minerals Program and RBA Program,
where relevant.
We regularly review and update our ESG
sustainability policies as operations, supply
chains and business relationships evolve.
Updates are based on our assessment of
new impacts that emerge from these
developments.
2. Assess and prioritize adverse impacts
A transparent value chain is essential to
identify potential and actual adverse impacts
at the earliest stage possible, to prevent
potential impacts and address actual
impacts quickly. Therefore, we are
committed to making our value chain more
transparent.
We regularly identify and assess potential
and actual environmental and human rights
impacts across our value chain, from raw
materials extraction to end of life. This
includes:
•Identifying and assessing impacts we have
caused through our operations or have
contributed to in direct business
relationships, and those linked to us
through purchased goods and services,
sold products and business relationships
•Identifying and assessing general areas
where adverse impacts occur or might
occur, considering risk factors related to
geography, sector and materials
•Identifying and assessing impacts linked to
specific direct and indirect business
partners based on entity-specific risk
factors and information
•Identifying and assessing impacts linked to
materials used in product design and
purchased goods based on material-
specific risk factors and information
•Taking into account any known or
reasonably foreseeable circumstances
related to the use of ASML’s products and
services in accordance with intended
purpose, or under conditions of reasonably
foreseeable improper use or misuse
•Engaging with stakeholders across our
value chain, or with their representatives,
to understand how they are or might be
impacted
•Prioritizing adverse impacts for risk
prevention and mitigation based on the
severity of actual impacts and the severity
and likelihood of potential impacts
In determining the best course of action, we
consider the nature of our involvement and
our leverage in the situation.
3. Prevent, mitigate and manage adverse
impacts
We strive to avoid causing or contributing to
negative impacts on the environment and
human rights, addressing such impacts when
they occur. Situations might occur in which
negative impacts are linked to our operations,
products and services by an actor in the
value chain, while we have not contributed to
those impacts. Responsibility to prevent,
mitigate or remediate these impacts is with
the actor that causes or contributes to it –
however, we may seek ways to take a role in
addressing these impacts, taking into
account our level of influence and ability to
effect change in the situation.
Responsible product design
We realize the design and use of our
products might result in negative impacts
across our value chain. In product design
choices, we consider environmental and
human rights impacts that may occur in the
supply chain or in the downstream value
chain through use of our products. This
includes, for example, designing products
that are safe for customers’ employees to
work with and considering the impact that
materials may have in the supply chain or
product end-of-life management.
Responsible supply chain and responsible
product use
We conduct third-party due diligence and
collaborate with suppliers, customers and
other value chain actors to identify, prevent
and mitigate potential environmental and
human rights impacts.
We expect third parties to uphold our
standards for respecting the environment
and human rights, and we encourage actors
across the value chain to participate in a
common effort. This includes providing
guidance, support, and training
opportunities for suppliers to help them
improve sustainability performance.
We perform third-party due diligence,
including:
•Risk-based ESG assessment of third
parties prior to onboarding and entering
into a business relationship.
•A contractual requirement for suppliers
to adhere to the RBA Code of Conduct
and risk-based validation of their
compliance.
•Continuous monitoring to assess red
flags and identify areas for follow-up and
improvement, such as establishing
dialogue with a supplier, agreeing on
mitigating or corrective measures,
performing spot-checks or audits, or
validating implementation of agreed
actions.
•Mitigating actions where findings or
increased risks are identified, such as
establishing dialogue with a supplier,
specifying contractual clauses, and
performing spot-checks or audits.
•We support continued engagement with
suppliers and strive for continuous
improvement and remediation where
appropriate. We aim to disengage from a
business relationship only after failed
attempts at mitigation, or where we
deem mitigation not feasible, taking into
account whether terminating a business
relationship would have adverse
environmental or human rights impacts
in itself.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	292

General disclosures	Environmental	Social	Governance
Responsible value chain: How we’re managing (continued)

Levers for action
Our Third-Party Risk Management process
defines requirements for due diligence on
prospective partners as well as during the
business relationship, as an integral part of
our environmental and human rights due
diligence processes.
The RBA Self-Assessment Questionnaire
(SAQ) is an aspect of our third-party due
diligence and is part of continuous
monitoring to ensure suppliers consistently
meet our standards, as specified in the
RBA Code of Conduct. Acknowledgement
of the RBA Code of Conduct is done
through our Long-Term Supplier
Agreements. We expect our higher-risk
suppliers to complete the RBA SAQ each
year to validate their compliance with the
RBA Code of Conduct, and to determine
any potential gaps in relation to its
standards. We review all RBA SAQ results,
evaluate any high-risk findings and
determine the severity of the findings – it is
our policy to discuss all high-risk findings
with the supplier to evaluate the risk and
determine whether an improvement plan is
needed.
Value chain collaborations
We engage in industry-wide collaboration to
implement common standards and practices of
environmental and human rights due diligence.
This includes information-sharing, engaging
with regulators and policymakers on issues,
and collaborating with industry associations
and other stakeholders to address
environmental and human rights matters.
We support educational institutions,
research institutions, startups, scaleups and
ESG platforms and collaborations in solving
key ESG-related challenges through
stimulating and financing research on
breakthrough technologies.
Read more in Sustainability statements – Social –
Innovation ecosystem
4. Track implementation and results
We are constantly improving ways to
monitor and track our environmental and
human rights due diligence processes, with
the purpose of considering whether these
are effectively implemented and whether
they have responded effectively to identified
(potential) human rights impacts – driving
continuous improvement.
For impacts arising from our own operations,
progress is tracked via internal audits,
engagement with workers and workers’
representatives, and impact assessments –
including, for example, analyses of salaries
for gender disparity and life cycle
assessments (LCAs) on environmental
impacts.
For impacts arising in the supply chain, we
track progress via SAQs of suppliers, our
third-party risk management process and
RBA audits (including tracking progress on
corrective action plans).
For actual impacts identified via our
grievance mechanism (Speak Up Service) –
or other channels like the National Contact
Points for the OECD Guidelines for
Multinational Enterprises – follow-up is
tracked via our Speak Up Service.
We periodically review the implementation
progress of our due diligence processes and
outcomes achieved to identify trends and
areas of improvement – the outcomes of
which are communicated with senior
leadership.
5. Communicate impacts and progress
We embrace continuous, open dialogue and
knowledge-sharing for the benefit of all
parties. Effective and meaningful
engagement with stakeholders is a critical
enabler of the execution of our ESG
sustainability strategy. Our stakeholder
engagement approach comprises the
following activities:
•We aim to listen to stakeholders across
the value chain to increase our
understanding of their concerns, needs
and wishes – and we integrate their
feedback in our materiality process to
ensure we work on the issues that matter
most.
•We aim to increase stakeholder
awareness of our strategy and business
priorities, including ESG sustainability
and other relevant information.
•We aim to align and synchronize
relationships with stakeholders to ensure
collaboration toward shared objectives.
•We report publicly on our practices
regarding environmental and human
rights matters in our Annual Report.
Read more in Strategic report – Our business –
Engaged stakeholders
6. Remediate impacted stakeholders
Employees, business partners and any
third party can raise questions and/or
concerns regarding potential Code of
Conduct violations – including
environmental impacts and human rights –
with designated ASML representatives, the
Ethics Office or via our Speak Up Service.
Our Speak Up Service is available not only
for employees but for all affected
stakeholders – such as workers across our
value chain and other individuals whose
rights may be negatively impacted by our
business, as well as human rights interest
groups and trade unions.
Read more in our Speak Up and Non-retaliation
Policy available at asml.com

Why it matters: Impacts, risks and opportunities

For responsible product use we have identified the following:

Impacts:

Impacts on human rights considering risks inherent to the technology industry
Improved quality of life through access to ICT and digital services
Impacts from potential misuse of technology

Risks and opportunities:

Increased demand for microchip- enabled tools and solutions that can help society make progress and address global challenges

Read more in Strategic report – Performance and risk – Risk

Our approach for ‘Responsible product use’
is in development and we will report on this
in the coming years.
Read more about Responsible product design in
Strategic report – Corporate conduct – Product
safety

28% Non-product-related spend
72% Product-related spend
7% Asia
39% The Netherlands
13% North America
41% EMEA (excl. The Netherlands)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	293

General disclosures	Environmental	Social	Governance
Responsible value chain: Responsible supply chain

Our scope
Our first focus is on our Tier 1 suppliers, who
are also in the best position to influence their
own supplier base. Our supply chain – which
you can find more details about in the
diagram on the right – covers our three main
regions of Europe, the US and Asia.
There is a difference between our definition
of business-critical, strategically important
suppliers and suppliers in scope of the RBA
SAQ. For the latter category other factors
are applied, as we have a focus that goes
beyond our own company incorporating
environmental factors and human rights.

Why it matters: Impacts, risks and opportunities

For responsible supply chain, we have identified the following:

Impacts:

Inadequate or poor working conditions in our supply chain
Lack of access to equal opportunities across our value chain
Forced and child labor in conflict areas

Risks and opportunities:

Failure to comply with rules and regulations regarding conflict minerals
Disruption in the supply chain due to unavailability of workers

Read more in Strategic report – Performance and risk – Risk

1,600
suppliers

ASML suppliers

5,150 Suppliers
€16.0bn Total spend
1,400
suppliers
750
suppliers
161
suppliers
  21%
  of this spend
  90%
of this spend
  250
suppliers

Business-critical, strategically important suppliers by percent spend

Supplier base geographic split by percent spend
1,400
suppliers

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	294

General disclosures	Environmental	Social	Governance
Responsible value chain: Responsible supply chain (continued)

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
RBA self-assessment completed (in %)%		91%	90%	2025	On track ò
Suppliers with overall high risk evaluated and follow-up agreed (in %)%		100%	100%	2025	On track ò
We have set two targets related to the RBA
SAQ:
Achieve 90% of all suppliers in scope of
the RBA SAQ to have completed it by
2025
We have asked a total of 147 in-scope
suppliers to complete the detailed RBA SAQ
in 2024. In general, the RBA SAQ results
show a relatively low risk level in our supply
base, as most of our suppliers operate in
countries which we believe generally have a
strong rule of law.
By the end of 2024, 91% of the suppliers in
scope had completed the RBA SAQ. The
base year for this target is 2020, when 88%
of all suppliers in scope completed the RBA
SAQ. External stakeholders were not
involved in setting our target. Despite
reaching our target percentage we have not
adjusted the percentage as such. The
reason is that we aim to increase the
number of in-scope suppliers each year.
Achieve 100% of our suppliers identified
by the RBA SAQ as having overall high-
risk to be evaluated and follow-up action
agreed by 2025
The RBA process did indicate high risks in
labor, health and safety, environment or
ethics standards for several suppliers.
This year the results of the RBA SAQ
showed an increase in risk levels at the
suppliers in scope, because of a change in
the questionnaire and related scoring. This
results in more diverse scores and
associated risk levels which support us to
focus our follow-up actions. All nine
suppliers with an overall high-risk score
were evaluated and high-risk elements are
all followed up and mitigated. Most were
related to 'environment', e.g. no GHG
reduction goal, and 'health and safety', e.g.
incidents like fire or injuries. Follow-up
actions were targeted at overall high risk
suppliers and suppliers with a forced labor
risk, e.g. no policy, process or knowledge on
forbidden recruitment fee repayment and
other forced labor associated risk factors
like involuntary overtime and use of migrant
workers.
We do not require suppliers to have a formal
environmental/labor management system in
place. All suppliers that were followed up
with were able to show that they have a
policy/procedure in place to ensure
compliance with ethics, labor, health and
safety and environmental requirements or
are planning to do so.
The baseline for this target is 100%. External
stakeholders were not involved in setting our
target.

Elements from RBA SAQ

Element	RBA commitment
Labor
To uphold the human rights of all workers (direct and
indirect), and to treat them with dignity and respect as
understood by the international community, including
the ILO's eight fundamental conventions.

Health and safety
To minimize the incidence of work-related injury and
illness and to ensure a safe and healthy working
environment. Communication and education are
essential to identifying and solving health and safety
issues in the workplace.

Environment
Environmental responsibility is integral to producing
world-class products and services. Adverse effects on
the environment, natural resources and community are
to be minimized while safeguarding the health and
safety of the public.

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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	295

General disclosures	Environmental	Social	Governance
Responsible value chain: Responsible supply chain (continued)

Tracking our performance

We track our performance on our
responsible supply chain targets by
engaging with suppliers via email,
meetings and dedicated engagement
sessions to communicate our actions and
drive progress. We collect feedback from
suppliers about the potential roadblocks
or improvements related to these
initiatives, and we share our experience
with them.

We currently do not engage directly with
workers, consumers and end-users or
affected communities across the value
chain. As part of the Human Rights
Saliency Assessment, we conducted
stakeholder engagement in 2024 with
legitimate representatives and with
credible proxies of these stakeholder
groups.

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
In our Human Rights Policy we have a section on conflict minerals, for responsible sourcing of materials in our supply chain. We support international efforts to ensure the mining and trading of 3TG minerals from high-risk locations does not contribute to conditions of armed conflict and/or serious human rights abuses.
We have adopted a series of compliance measures based on the legal requirements and guidelines of the five-step framework set out by the OECD Due Diligence Guidance for
Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. As part of our responsible sourcing program, we implement conflict minerals due diligence, focusing on five areas: a robust management system; risk identification; risk mitigation;
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
We also request our suppliers to report smelters who are not listed or identified on the
RMI smelters list to the Responsible Minerals Assurance Process (RMAP).
In 2023, we increased the supplier scope and emphasis on the importance of delivering complete and accurate information. Out of 329 in-scope suppliers, 46 suppliers did not provide us with information sufficient to work with. From the remaining 283 suppliers, 58 indicated that there were no 3TG minerals in the products that they supplied to ASML.
The remaining in-scope suppliers provided a complete set of information that we used to determine the unique smelters in the supply chain (excluding duplicates). We identified
482 unique smelters in 2023, of which 236 are RMAP conformant (as of May 2024).
Read more in our Conflict Minerals Report available at asml.com

Our actions and resources
Each year, we request that our suppliers
submit the RBA SAQ. This action
contributes to identifying and assessing
impacts, risks and opportunities across the
supply chain (step 2 of our environmental
and human rights due diligence framework
in How we’re managing).
It is our policy to discuss all high-risk
findings with the supplier to evaluate the risk
and determine if an improvement plan is
needed. When the result of the SAQ scores
is high-risk, we request the supplier to
elaborate on their responses and/or answer
follow-up questions. In case the high risk
remains after further evaluation and
clarifications with the suppliers, we work
with the supplier to define an action plan to
close the high-risk areas.
During regular table meetings we track and
assess both the proportion of suppliers who
have completed the RBA SAQ and the
progress made on the high risks evaluated
and related follow-up activities.
Resources
The resources needed for this action are
included in the Consolidated financial
statements in Selling, general and
administrative costs. They consist of our
annual RBA membership fee and personnel
expenses for the colleagues executing the
activities from our Strategic Sourcing and
Procurement and Risk and Business
Assurance departments. Depending on the
amount of follow-up needed throughout the
year, this ranges from three to four FTEs
with an associated annual cost of
approximately €0.6 million.
One of our key focuses for 2024 has been to
assess suppliers against the sustainability
block of our supplier profile and actively
follow up on gaps. During 2024 we
conducted 107 audits. With respect to the
‘S’ of the ESG program, we will execute on
the expanded due diligence process and use
these learnings and findings to further
update our procurement policies. We will
actively follow up on identified high risks.
Pursuant to the German Supply Chain Due
Diligence Act, we performed a risk analysis
on suppliers in scope and continue to
monitor these as an integral part of our
Human Rights and Responsible Supply
Chain programs.

Looking ahead
Pursuant to the outcomes of our Saliency
Assessment on human rights impacts in the
supply chain, we are further developing
methods for risk identification and
prioritization, further mapping our supply
chains and expanding the scope of suppliers
within RBA monitoring. We are further building
our resources in terms of managing, preventing
and mitigating adverse human rights impacts.
We are strengthening our capabilities regarding
the management of conflict minerals and
responsible minerals sourcing. We will build
on the results of the Saliency Assessment by
further identifying environmental impacts.
The above will assist us in preparing for
implementation of the CSDDD and other
relevant due diligence regulations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	296

General disclosures	Environmental	Social	Governance
Responsible value chain: Additional disclosures

Methodology on targets
Responsible supply chain
Achieve 90% of all suppliers in scope of the RBA SAQ to
have completed it by 2025
We identify suppliers that either have a high
potential risk, because of the services they
provide, the sector they operate in or the country
they operate in, or are material to ASML. Both of
the identified supplier categories are included in
the scope of our RBA SAQ. To determine which
suppliers are potentially high risk, we analyze the
risk of the country of operation and the sector risk
using the RBA assessment platform. Additionally,
we added to our scope specific categories that
have a potential high risk: onsite service providers
and labor agents. To determine which suppliers
are material to ASML and we have leverage over,
we look at spend as a main factor and include the
suppliers (both PR and NPR) that together make
up 80% of our total yearly spend. We also take in
scope the suppliers that together make up 80%
of our product category (PR or NPR) yearly
spend. Lastly, we add those that, on a supplier
group level, together have over a €25 million
spend on an annual basis.
Achieve 100% of our suppliers identified by the RBA
SAQ as having overall high-risk to be evaluated and
follow-up action agreed by 2025
In case of (high-risk) findings, we take mitigating
actions such as obtaining clarifying information,
specifying contractual clauses, performing audits
or setting requirements for a third party to
complete specific training. The scope of this
target is limited to suppliers for which an overall
high-risk is identified in the RBA SAQ.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	297

General disclosures	Environmental	Social	Governance
Innovation ecosystem
A thriving, multi-regional innovation ecosystem that helps solve some of humanity’s toughest challenges

Our 2024 progress:

€4.3bn
R&D costs
(2025 target: >€4.0bn)

€1.3m
Value startups and scaleups in-kind support

Our focus on collaboration and innovation is important:

...for our customers
We develop our technology in close collaboration with our customers to ensure we build today what they need tomorrow.

...for our employees
To maintain our fast pace of innovation and ensure long-term success as a company, we need to attract and retain the best talent.

...for our suppliers
We do not innovate in isolation – we see ourselves as architects and integrators. We trust our supply chain to innovate with us and manufacture most system parts and modules.

...for our shareholders
Innovation drives our technological leadership, long-term success and value creation.

...for society

Digital technologies are some of the most important
tools to help society make progress and address global
ESG challenges – for example, related to the United
Nations Sustainable Development Goals (UN SDGs).

Read more about our double materiality process
and identified impacts, risks and opportunities for
this theme in Sustainability statements – General
disclosures – Impact, risk and opportunity
management

...for the planet	...for ASML

Sharing our knowledge and expertise helps strengthen
our regional high-tech ecosystems, particularly around
our headquarters in Veldhoven, the Netherlands. The
Brainport Eindhoven region surrounding Veldhoven has
a competitive edge globally, and we aim to maintain
this leadership position. Building a strong regional
foundation benefits our partners and other companies
and organizations in the region.
The ESG-focused research, startups and scaleups we
support, as well as the STEM education we promote,
help increase the technical talent pool society requires
to solve some of its key challenges.

As the markets for artificial intelligence (AI), 5G
connectivity, augmented reality and the internet of
things (IoT) expand, consumers across the world are
using ever more powerful and sophisticated devices
that are increasingly interconnected.
These developments drive demand for microchips,
which in turn drives demand for the chipmaking
systems that produce smaller, faster, cheaper, more
powerful and more energy-efficient microchips.
We can only meet this demand by consistently and
continuously advancing our technology through
innovation.

Why it matters

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	298

General disclosures	Environmental	Social	Governance
Innovation ecosystem: How we’re managing

Our objective

Our primary objective is to foster innovation
through collaboration and partnerships –
where trust serves as the foundation for long-
term cooperation – to create technological
solutions that benefit society as a whole.

ESG innovation

We aim to have a positive impact on local communities and society through R&D, innovation, knowledge management and initiatives that support innovative ideas to solve key ESG challenges.

STEM education to feed the STEM pipeline for ASML

Through global university
partnership programs, hybrid
teaching, guest lectures,
curriculum development, work
study programs and
scholarships, we help to grow
our talent pipeline, on both
vocational and academic levels.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	299

General disclosures	Environmental	Social	Governance
Innovation ecosystem: How we’re managing (continued)

Our approach

Our experts at ASML are architects and
integrators who work together and in
collaboration with external partners across
the innovation ecosystem, pushing the
boundaries of what we can achieve. We aim
to develop long-term innovation
partnerships and collaborations based on
trust and knowledge-sharing across this
ecosystem. Pooling our expertise and
resources enables us to build a stronger
knowledge network and create new
technological solutions that benefit the
whole of society – as well as sharing risks
and rewards to accelerate innovation.
We partner on and invest in STEM initiatives
to educate and empower the next
generation of STEM leaders, helping them to
realize their untapped potential and inspiring
them to begin solving the world's most
pressing issues.
We aim to develop partnerships with key
stakeholders that incentivize knowledge and
innovations that enable the UN SDGs.
We report publicly on key elements of our
ESG-focused innovation approach in our
Sustainability statements.
We have identified the following sub-topics
worldwide:
•ESG innovation
•STEM education to feed the STEM pipeline
for ASML
Read more in Sustainability statements – General
disclosures – Impact, risk and opportunity
management

Levers for action

Collaborating on ESG-focused innovation
In the context of innovation related to
ESG topics, we contribute to the
development of a sustainable innovation
ecosystem through:
•ESG-focused research projects
•Supporting regional deep-tech
scaleups and startups selected for
their ambition to contribute to a better,
more sustainable world
•ESG-focused platforms and
collaborations with local, industry and
global platforms to jointly tackle ESG
challenges
Promoting STEM opportunities to feed
our STEM talent pipeline
We believe all children should be aware of
the applications of STEM in their daily
lives and have access to technical
education in order to be prepared for an
increasingly digital future and reach their
full potential. That is why we invest in
promoting STEM education.
We work to build relationships with
universities and potential talent by
offering students work exposure and,
internships, hosting student events,
teaching assignments for ASML staff,
participating in career days and joint
curriculum development.

Read more in Sustainability statements – Social – Attractive workplace for all – Talent attraction, employee engagement and retention

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	300

General disclosures	Environmental	Social	Governance
Innovation ecosystem: ESG innovation

Our scope
We stimulate research on breakthrough
technologies that will enable the UN SDGs.
We provide (in-kind) support to ESG-
focused startups, scaleups and tech funds,
such as HighTech XL, DeepTechXL, Make
Next and several venture capital funds,
providing promising startup and scaleup
companies with access to highly qualified
resources, technologies, licenses, supply
chain partners and co-investors. The scope
of our (potential) investments is global.
ESG-focused research is currently focused
on the Van Gogh IMPASTO project.
We continue to build our ESG-focused
platforms, partnerships and collaborations
strategy, develop targets and collaborate
with local, industry and global platforms to
jointly tackle ESG-related challenges, such
as with the Confederation of Netherlands
Industry and Employers (VNO-NCW), SEMI’s
Sustainability Advisory Council and the
Semiconductor Climate Consortium (SCC).
Read more in Strategic report – Our business – How
we innovate

Strategic support platforms for startups and scaleups

Make Next Platform
We founded the Make Next Platform (MNP) in 2016 to support
young, innovative, high-tech scaleups, together with Huisman,
Vanderlande and the non-profit Stichting Technology Rating (STR).
Thales NL joined as a co-founder in 2019. MNP supports
emerging high-tech ventures that have moved beyond the startup phase and are ready to expand. Through the exchange of best
practices, business experience and coaching from senior
corporate experts, MNP partners support scaleup companies to become global players by giving them access to their internal and external networks.

HighTechXL
ASML is one of the main shareholders of HighTechXL, together with other tech-minded partners such as Philips, research institute
TNO, Brabantse Ontwikkelings Maatschappij and High Tech
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
DeepTechXL
In 2022, we became a strategic investor and co-initiator in
DeepTechXL Fund I, a new Dutch deep-tech fund of €85 million as a follow-up to HighTechXL.
Together with other strategic investors and co-initiators – Philips,
Brabantse Ontwikkelings Maatschappij, TNO, PME Pension Fund
and Invest-NL – the fund provides deep-tech startups and
scaleups with access to knowledge, network, technology, licenses and business development support.

Why it matters: Impacts, risks and opportunities

For ESG innovation we have identified the following:

Impacts:

Society benefiting from support for ESG-focused research, startups, scaleups, platforms and collaboration

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	301

General disclosures	Environmental	Social	Governance
Innovation ecosystem: ESG innovation (continued)

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Number of ESG-focused scaleup companies supported (cumulative in numbers)	#	13	14	2025	On track ò
ESG-focused startups reached star level from total startups (in %)%		14%	>20%	2025	Off track ▲
R&D investments (costs)	€ billion	€4.3bn	>€4 billion	2025	On track ò
We have defined three targets in supporting
startups, scaleups and tech funds:
Support 14 ESG-focused scaleup
companies by 2025
In 2024, we provided 5,360 hours of in-kind
support, totaling €1.3 million. In addition to
our prior commitments of over €20 million, in
2024, we committed a further €12.5 million
in financial support.
So far, 13 ESG-focused scaleups have been
supported by the Make Next Platform.
In 2024 we further developed the program
to better suit the needs of the scaleups and
to improve the impact of our support, for
example by adapting our coaching programs
to improve impact.
Achieve more than 20% ESG-focused
startups reaching ‘star level’ by 2025
HighTechXL, as a venture builder and
startup accelerator, has focused since 2000
on its venture-building activity. In 2024, 14%
of startups reached star level – defined as
those accelerated HighTechXL startups
showing a multiple of investment above 10.
The target of 20% of ESG-focused startups
to achieve star level by 2025 is not on track.
Originally, this target was set when
HighTechXL was still a startup accelerator.
However, in 2020, this was transformed into
a venture-building program. We have seen
that it generally takes longer for these newly
established startups to mature. Additionally,
the focus is now on deep tech, which
typically requires a longer time to develop. In
2025, revised targets to align to the updated
program will be discussed.
Achieve more than €4.0 billion in global
R&D invested by 2025
In the context of overall innovation – which
includes ESG-focused research – our goal is
to achieve more than €4.0 billion spent in
global R&D by 2025. In 2024, we invested
€4.3 billion. In the base year 2019, we
invested €2.0 billion in R&D.
Read more in Strategic report – Our business – How
we innovate
For ESG-focused platforms, partnerships
and collaboration, our ambition is to build
the innovation ecosystem with partners –
including industry, knowledge institutes and
contractors. Our focus will be on solving key
ESG challenges defined in the UN SDGs and
where there is clear synergy with ASML.
Solutions should drive real change in
society.
As our ESG sustainability innovation area is
still under development, we are currently
focused on collaborations with local,
industry and global platforms to jointly tackle
ESG challenges.

Our actions and resources
Below are the key activities within the ESG
innovation focus areas.
ESG-focused startups, scaleups and tech
funds
Our key actions are:
•On average, 20 of our experts joining
selected startup teams for 30% of their
time for a period of three months as part of
the HighTechXL program
•Providing structural coaching and ad-hoc
technical support to startup and scaleup
teams to help them mature
•Investing (indirectly) in ESG-focused
startups, tech funds and platforms such as
HighTech XL, DeepTechXL and MNP
•Challenging the startup ecosystem with
contests such as the ASML Young Makers
Award
We determine the effectiveness of these
actions by following agreed performance
indicators during the running time of the
projects. Every quarter, the progress of all
actions is tracked and reporting on
indicators is updated.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	302

General disclosures	Environmental	Social	Governance
Innovation ecosystem: ESG innovation (continued)

ASML Young Makers Award

ASML challenges the startup ecosystem
with a contest called the ASML Young
Makers Award (AYMA). It supports
ambitious students or young entrepreneurs
who have already started their own
businesses and are working to make them
more successful. We initiated this award
because we too started out as a startup in
1984 and know from our own experience
that support is more than welcome in such
an initial phase.
The AYMA is given to a promising young
startup that has integrated innovation and
sustainability in both product development
and business operations. Young
entrepreneurs are given the opportunity to
present their company and entrepreneurial
vision at an ASML pitch event, where a
professional jury (consisting of among
others ASML and Brainport Eindhoven
representatives) assesses the finalists of
the AYMA and questions them on – among
other things – their passion, vision,
perseverance and flexibility, as well as the
viability and sustainability of their
innovative product.
From all finalists, the best three candidates
were selected to pitch on stage during the
Brainport entrepreneurs award ('Brainport
Ondernemings Prijs, or BOP), an event
sponsored by ASML. Held in May 2024,
this event brought together representatives
of the innovative and sustainable
entrepreneurial community in the Brainport
Eindhoven region.

The AYMA is an honorable recognition, a
prestigious award that serves as a
powerful appreciation for innovative
development, in which sustainability is
considered a self-evident prerequisite.
From the three finalists that pitched during
the 2024 BOP event, the public selected a
winner that will receive a coaching program
and guidance from ASML specialists.
The three finalists were:
•FononTech – Developed a 3D-printing
technology that is quite unique and
provides a lot of benefits for companies
that work with microchips, especially in
the final assembly stage.

•Senergetics – Developed a method that
can prevent problems such as leaks in
factory pipelines and wasted energy that
cannot be detected in time using
traditional methods.
•TracXon – Developed an advanced and
sustainable technology for printing
electronics on foil that strongly reduces
recycling waste as compared to
traditional printed circuit board
technology. Their method is also very
flexible, allowing each print to be unique.
During the BOP event, the public selected
TracXon as the winner.

ESG-focused research
Protecting Van Gogh’s artistic heritage
Vincent van Gogh continues to inspire
millions of people all over the world thanks
to his revolutionary use of light and color.
With our shared links to the Dutch province
of Brabant and Van Gogh’s clear focus on
light and innovation, ASML has always had
an affinity with his work – and we are now
using our expertise to help Van Gogh
Brabant and the Van Gogh Museum (VGM)
to protect his heritage.
In June 2024, we concluded the first phase
of our five-year collaboration with the VGM.
Our IMPASTO project aims to assess the
status of Van Gogh’s masterworks and to
look at methods on how to optimally study
and conserve them. The University of
Amsterdam (UvA), the Rijksdienst voor
Cultureel Erfgoed (RCE) and the Technical
University Eindhoven (TU/e) are active
partners in this collaboration – each bringing
unique skills and competencies.
We have defined and executed against four
main pillars:
•Paint degradation studies (executed
mostly at VGM and RCE): The original
pigments used by Van Gogh are recreated
and the deterioration of the paints studied.
This project will lead to two PhDs
sponsored by ASML
•Measurement tools (executed mostly at
ASML): Several measurement tools are
being developed at ASML to help learn
more about the condition of Van Gogh’s
paintings. An environmental sensor was
made that combined a painting frame with
a large collection of different sensors to
measure conditions such as temperature,
light intensity and humidity. This frame
was hung in the museum for a few months
and a large amount of data was collected,
providing valuable insights for VGM on the
display condition of their paintings and
how these are impacted by day-to-night
changes, seasons, visitor behavior and so
on. The majority of this work is devoted to
the development of the CAS (Condition
Assessment Scanner) tool, fully developed
and built by ASML. The current version
can be put in front of a Van Gogh painting
and will measure with micrometer
resolution its height profile, giving a good
view of its (mechanical) quality. Micro-
fractures can be found before the human
eye can see them, and measurements
before and after a painting is transported
can indicate potential damage inflicted
that is not yet visible to the naked eye. In a
second phase of the project, the CAS tool
will be extended with a sensor that can
make very precise measurements of the
colors of the paints and show where
changes have taken place – for example,
due to degradation over time, or due to
restoration activities such as removal or
replacement of old varnish layers.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	303

General disclosures	Environmental	Social	Governance
Innovation ecosystem: ESG innovation (continued)
•Digital twin (executed mostly at ASML):
Pillars one and two will deliver large
amounts of data and insights into the
physics and chemistry of a painting, which
we aim to synthesize into a so-called
‘digital twin’ – a computer model
combining all known knowledge of a
painting. This is an invaluable tool to gain
further insights on the status of a painting
and can also help in telling the stories of
Van Gogh’s masterworks. The software
developed for this pillar by ASML is now at
a stage that it can be used by art
conservators – we have made it publicly
available and see a lot of interest from the
scientific art conservation community.
•Data management (executed at VGM):
Since the project will generate enormous
amounts of data, this needs to be handled
well by the owner of that data (VGM). VGM
hired a data steward who will generate the
necessary infrastructure to host and
process a large volume of data on the Van
Gogh paintings (generated with our CAS
tool) for further scientific research – and for
use in the digital twin.
In 2024, based on the success of phase one
of the Van Gogh collaboration, we have
agreed the next phase in this collaboration,
covering the period up to and including
2028.
ESG-focused platforms, partnerships
and collaborations
We are working on our targets and action
plans for 2025.
Resources
A total of €119.7 million has been committed
to enabling ESG innovation, of which €12.5
million has been expensed in 2024 and
reported within the Consolidated financial
statements under Selling, general and
administrative costs. Anticipated future
expenditure amounts to €107.2 million.

Looking ahead
ESG-focused startups, scaleups
and tech funds
In 2025, we continue to identify additional
ecosystem partners to further strengthen
both our regional and global startup
innovation ecosystem. We will develop a
strategy for rolling out our efforts to other
regions where ASML has a presence and
can provide regional in-kind support. These
additional efforts, which are the result of our
growing ambition to create an impact, will
generate a need to adjust our KPIs
accordingly. In 2024, we have started to
update our ESG innovation strategy and in
2025, will discuss more appropriate KPIs
aligned with our augmented objectives.
ESG-focused research
Based on the success of phase one of the
Van Gogh collaboration, we have agreed the
next phase in this collaboration which will
run until 2028. Our collaboration work with
VGM aims to bring the museum toward a
new phase, where science-based research
on Van Gogh’s cultural heritage will become
an integral part of the museum. This will be
established by realizing a dedicated science
lab inside the museum, where visitors can
see science in action through glass walls.
Part of the lab will be the CAS tool that has
been partly realized in phase one of the
collaboration. This CAS tool will be extended
with a second measurement head, enabling
it to handle color measurements, so
conservation scientists can explore paint
degradation at levels invisible to the human
eye. They will also be able to study Van
Gogh's early works made in his ‘Brabant
period’, a vital area that has not yet been
studied extensively. In order to make the
CAS tool usable for non-engineers, the tool
has to be matured and industrialized; this
will also be in scope of the next phase of the
collaboration. Furthermore, the digital twin
will be extended with AI capabilities enabling
the conservation scientists and conservators
to learn much more about Van Gogh’s
artwork, and to tell the stories about his life
and work.
We plan to start other activities in 2025
related to ESG-focused research, where
ASML researchers bring in ideas that will
benefit society.
ESG-focused platforms, partnerships
and collaborations
In 2025, we will continue to develop targets
and participate in ESG platforms,
partnerships and collaborations that jointly
realize projects for selected ESG challenges
in order to achieve our ambition to expand
the innovation ecosystem with industry
peers and knowledge institutes.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	304

General disclosures	Environmental	Social	Governance
Innovation ecosystem: STEM education to feed the STEM pipeline for ASML

Our scope
We aim to help increase the technical talent
pool that ASML, our suppliers and
customers, and society at large need to
solve some of society's toughest challenges.
STEM students are a key target group for
our talent pipeline, both on vocational and
academic levels. Our talent engagement
efforts are directed at students who are
enrolled in colleges and universities, to
support them to become thriving tech
professionals. Talent Acquisition leads a
talent engagement and university strategy to
support our education ecosystem in the
development of future engineers, scientists
and technicians – including student
programs that combine education with work.
In addition, our Society and Community
Engagement (S&CE) team engage with local
communities at an even earlier stage to
stimulate both boys and girls to gain an
affinity with and interest in STEM.
Read more in Sustainability statements – Social –
Valued partner in our communities – Investing in
STEM education

Targets and performance
There are no specific targets set for this sub-
topic.

Our actions and resources
Below are the key activities within the 'STEM
education' focus area:
Building relationships with future
professionals
In 2024, globally we worked with 103
universities on talent and education
development – offering excursions for
students, internships, PhD events, teaching
assignments for ASML staff, career days
and joint curriculum development.
Read more in Sustainability statements – Social –
Attractive workplace for all – Talent attraction,
employee engagement and retention
Offering hands-on education for local
students
In 2024, we built on the projects started in
2023 – including global university
partnership programs, hybrid teaching,
guest lectures and curriculum development,
work study programs (BBL) and scholarships
– to develop these further and reach more
students. For example, the work–study
program in ASML manufacturing in the
Netherlands has grown to more than 160
students in 2024. For this program, we work
together with Summa College, a local
vocational school in the Brainport Eindhoven
region.
The school takes care of the classes for the
students, while we offer a learning
experience in our factory, guided by an
experienced ASML mentor. Our internship
programs have also grown in most of our
locations – in the US, for example, our
summer internship program has grown from
an intake of 222 in 2023 to 290 in 2024.
Resources
Read more on our FTE resources allocated to STEM
talent attraction in Sustainability statements – Social
– Attractive workplace for all – Talent attraction,
employee engagement and retention

Looking ahead
We are developing our activities with
universities and colleges in more strategic
and long-term partnerships. We make our
contributions explicit by developing
partnership agreements with our most
important partners. In addition, we are
working with our regional ecosystems to
leverage the impact of our investments for a
larger ecosystem – for example, by working
in projects that involve both universities and
vocational schools. By working together with
our educational ecosystem, we support two
goals: we help educate more engineers,
scientists and technicians that are needed
by ASML, our suppliers and customers, and
society at large; and we help students to get
to know us as a potential future employer.
Examples of joint projects are creating
internship positions, supplying guest
lecturers, organizing excursion days and co-
hosting summer schools.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	305

General disclosures	Environmental	Social	Governance
Innovation ecosystem: Additional disclosures

Methodology on targets
ESG innovation
Support 14 scaleup companies by 2025 and achieve
more than 20% ESG-focused startups reaching ‘star
level’ by 2025
Support consists of funding provided by ASML to
the scaleup, either through cash contribution or
support from ASML professionals in hours, with
ASML talent joining selected startups and/or
scaleups for 30% of their time for a period of
three months. Tracking is done by the
Governmental and External Affairs team within
ASML.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	306

General disclosures	Environmental	Social	Governance
Valued partner in our communities
ASML and communities benefit from each other’s presence and support each other’s development

Our 2024 progress:

€1,084
Amount invested per employee, including employee giving
(2025 target: €2,500/employee)

€3.1m
Total cost of volunteering

Why it matters

...for the planet	...for ASML

Our activities have an impact that goes far
beyond ASML. We have several locations,
especially our headquarters, that have seen
significant growth in recent years and are
expected to continue to grow. While the
impact can be positive and generate jobs,
prosperity and innovation, it can also add
pressure on housing, infrastructure and
essential services in the areas affected.

When our communities thrive, so do we.
We believe being a valued partner to the
communities around us is critical to our
success. We are mindful of how our
activities and growth can affect them, and
strive to build a partnership that enables us
to benefit from each other in the present
and work together to support new
development in the future.

Being a valued and trusted partner in communities is important:

...for our customers
Increasing customer demand requires effective scaling up by ASML, for which ASML’s license-to-operate and growth in its communities is crucial.

...for our employees

A large share of ASML’s employees are located in its
communities and therefore directly affected by the
attractiveness and inclusiveness of the communities.
Also, ASML’s employees want to be proud of their
company’s impact in its communities.

...for our suppliers
A large share of ASML’s suppliers are located in its communities and therefore directly affected by the attractiveness and inclusiveness of the communities.

...for our shareholders
The support of ASML’s communities is crucial for its license-to-operate and growth. When the community thrives, ASML thrives.

...for society
ASML and communities benefit from each other’s presence and support each other’s development.

Read more about our double materiality process
and identified impacts, risks and opportunities for
this theme in Sustainability statements – General
disclosures – Impact, risk and opportunity
management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	307

General disclosures	Environmental	Social	Governance
Valued partner in our communities: How we’re managing

Our objective

At ASML, we believe we have a fundamental
responsibility to be a positive contributor and
valued partner to the communities in which we
operate, to society and to the world at large.
We aim to share the benefits of our prosperity
and create value, while mitigating the
challenges of our dynamic growth.

	Attractive communities	Inclusive communities
	We focus on initiatives to create attractive communities, mitigate the negative impacts of our growth and enhance overall quality of life in the main locations in which we operate.	We aim to unlock people’s potential, help them realize their ambitions and ultimately create equal opportunities for all.

	Investing in STEM education	Employee giving
	We are committed to boosting STEM education for children through initiatives that provide them with the relevant skills for their future and that aim to expand the STEM talent pool society needs.	Through our global Employee Giving program, we encourage employees to become involved in their local communities by donating their time, skills and resources to charitable organizations.

Specific roles and responsibilities for this topic

In 2023, we created a Community
Partnership Program (CPP) team to
oversee our contributions to both society
and local communities. The CPP governs
all our community investments, ensuring
ASML and our communities benefit from
each other’s presence and support each
other’s development.
The Head of Society & Community
Engagement (S&CE) is the most senior
role involved in community engagement
and is the action owner for each of our
material sub-topics. Performance against
our ongoing targets is monitored at least
quarterly. The governing body reviews
and approves proposed projects within
the areas linked to our material impacts,
risks and opportunities, and expenditure
in each area is carefully tracked to ensure
we are on track to meet our ambitions.
The resources devoted to S&CE primarily
comprise 24 FTEs. The total estimated
cost of €3.4 million relating to FTEs is
included within the Consolidated financial
statements under Personnel expenses.
The financial resources devoted are
outlined in each focus area.

Read more about roles and responsibilities in Sustainability statements – General disclosures – ESG sustainability governance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	308

General disclosures	Environmental	Social	Governance
Valued partner in our communities: How we’re managing (continued)

Our approach
We work in partnership with our
communities to significantly invest in the
areas in which we can make the most
meaningful impact, supporting our employee
community to feel proud of ASML’s
contribution and place in the community.
Moreover, we increase the STEM talent
pipeline that enables future generations to
create tech for good and we collaborate with
partners in our innovation ecosystem to fuel
the innovation.
In collaboration our CPP team focus on four
areas:
Attractive communities
Mitigate the negative impact of ASML's
growth and contribute to improvements and
positive experiences in the community.
Inclusive communities
Remove obstacles that hold back
disadvantaged community members from
reaching their potential and unlock the
potential of, and create equal opportunities
for, students.
STEM education
Help increase the STEM/technical talent
pool that society needs to solve some of its
key challenges.
ESG innovation
Support projects with great societal returns
with our knowledge and expertise, and
invest in ideation, startups and scaleups in
our communities to retain a diverse
innovation ecosystem that is attractive to the
world's top technical talent.
Read more in Sustainability statements – Social –
Innovation ecosystem
Within each of the above focus areas, we
and our stakeholders have identified and
formed 17 programs that follow from our
double materiality assessment (DMA).
In addition, based on structural community
stakeholder feedback, we determined a fifth
focus area, to support our employees in their
efforts to give back to their community in
their areas of interest. Via the Employee
Giving program, we match our employee
donations and their volunteering initiatives.
We commit to matching donations of up to
€10,000 per employee per year.
Our global CPP investment goal is €2,500
per employee by 2025.
The valued partnership policy applies
worldwide, to all our employees and
partners across the value chain. We report
publicly on key elements of our approach in
our Sustainability statements.

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Community Partnership Program: Amount invested per employee	€/employee	€922	2,000 €/ employee	2025	Off track ▲

Invested to ensure attractive communities	€/employee	€257
Invested to ensure inclusive communities	€/employee	€189
Invested to ensure STEM education	€/employee	€177
Invested to realize ESG innovation	€/employee	€299

Employee giving	€/employee	€162	500 €/ employee	2025	Off track ▲
Community Partnership Program: Amount invested per employee, including employee giving	€/employee	€1,084	2,500 €/ employee	2025	Off track ▲
In 2024, the total amount of cash and in-kind
support was approximately €45.2 million –
which equates to €1,084 per employee. We
are dependent on the finalization of new
project proposals in the pipeline across all
four focus areas to enable us to meet our
€2,500 per employee by 2025 target. Our
current expectation is that we will
approximately double our society and
community investments in 2025 from 2024
and that we will just fall short of our target
which we now expect to reach in 2026.

Through employee giving, we contributed
€162 per employee against our ambitious
target of contributing €500 per employee by
2025. We will focus our efforts in 2025 on
communication and campaigns such as the
Global Volunteering month to incentivize
participation in order get closer to our 2025
target.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	309

General disclosures	Environmental	Social	Governance
Valued partner in our communities: How we’re managing (continued)

Levers for action
We have a range of programs within our
valued partner focus areas aligned to
achieving our ambitions:
Mitigating and improving our impact to
create attractive communities
To mitigate the negative impacts of our
growth and contribute to improvements
and positive experience in the community,
we have the following programs:
Affordable housing: We aim to mitigate
the negative effects of our impact on the
local housing market by contributing to
more affordable housing for local residents
within low-to-mid-income groups in
Brainport Eindhoven by supporting new
construction in collaboration with housing
corporations, municipalities and real estate
developers.
Steps include:
•Providing financial instruments:
Accelerating affordable housing
construction that does not distort the
housing market
•Other measures: We are always
investigating avenues to alleviate
pressure on the housing market – for
example, improved infrastructure and
company policies
Green communities: We seek to be a good
corporate citizen by contributing to livable
local communities. We aim to prevent the
loss of biodiversity and stop deforestation as
a result of our operations by preserving,
safeguarding, restoring and enhancing
landscapes. Steps include:
•Reducing and decarbonizing energy use
by supporting the community in financing
investments to reduce and/or
decarbonize energy use
•Promoting nature and green spaces by
developing biodiversity enhancement and
compensating for any loss of greenery
driven by ASML
•Improving the quality of green spaces by
contributing to facilities in and around
green spaces and assisting in their
maintenance
Sustainable mobility: We aim to mitigate
our negative effects on mobility in the
regions in which we operate and promote
the use of sustainable mobility options.
Steps include:
•Creating and improving mobility
infrastructure – Participating in public –
private initiatives for ASML-specific and
community-wide sustainable mobility
infrastructure
•Providing sustainable commuting
options: enabling and incentivizing more
sustainable options in commuting to and
from our sites
•Offering sustainable mobility options in
other journeys – stimulating the use of
shared mobility options and supporting
safety improvements to biking in the
region
Attractive sports, arts and music: If we are
to build attractive communities, sports, arts
and music are key. To compensate for our
negative impact on existing local offerings,
we have identified key areas to work on:
•Landmark initiatives: Funding landmark
events, organizations and locations that
are highly valued by the community
•Improving existing offers: Providing funds
to improve, expand and increase the
variety of local sports, arts and music
offerings
•Upfront investment for new initiatives:
Providing funds to improve and support
upfront investment to organizations that
can be self-sustaining afterward
Cultural integration: Foster positive
relationships with ASML’s neighbors and
support the integration of international
employees through local community
projects and initiatives in Veldhoven. We are
constantly striving to strengthen the bonds
between cultures. To create more positive
interactions, we have identified the following
eligible areas for us to work on.
•Improving relationships with direct
neighbors: Implementing projects with
stakeholders in the direct vicinity of our
factories and offices
•Better integrating international
employees: Actioning employee-
integration projects for both international
and local employees. This includes
helping internationals integrate into the
local area and culture by: providing
onboarding and support networks for
newcomers and continued support while
in the country; promoting understanding
of cultural norms and language (including
language courses for employees and
spouses); and creating opportunities for
integrating and participating in the local
community. We also aim to show the
added value of internationals to the local
area by supporting the local community
through volunteering, creating win-win
situations for the local community.
We monitor the effectiveness of our Attractive
communities programs through structural
community stakeholder feedback and by
tracking a set of pre-defined performance
indicators such as number of affordable
homes supported.
Removing the obstacles to create
inclusive communities
To remove barriers that hold back
disadvantaged community members and
create equal opportunities, we have
developed the following program
strategies:
Access to basic needs: To build
attractive and inclusive communities,
everyone must be able to participate.
That means contributing to access to
basic needs, including food, shelter,
clothes and healthcare-adjacent support:
•Food: Providing support and volunteers
to regional initiatives tackling food
insecurity and hunger
•Shelter: Supporting shelter initiatives
and recruiting staff or volunteers
•Clothing: Providing support to local
clothing initiatives
•Healthcare: Providing support to
regional healthcare-adjacent initiatives
Access to employment: Increase quality
employment by supporting unemployed
community members through training and
coaching, helping them find suitable jobs
and reach their goals. Steps include:
•Reducing the misalignment of skills:
Providing skills training and aiding
people in acquiring the relevant skills
for employment

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	310

General disclosures	Environmental	Social	Governance
Valued partner in our communities: How we’re managing (continued)

Levers for action
•Improving navigation of the labor market:
Setting up training, support and
guidance on labor market navigation
Access to sports, arts and music:
Contributing to the accessibility of local
offerings of sports, arts and music:
•Reducing financial barriers: Providing
support to both individuals and families
as well as to clubs and organizations so
they can offer free entry
•Reducing practical barriers: Working
with clubs and organizations to address
transport or logistical conditions
•Reducing accessibility barriers:
Providing ongoing means to sports and
culture clubs to provide expanded
options for people with health conditions
or impairments
Equal opportunities through education
for: students across the neurodiversity
spectrum, students with a different
native language and students from
disadvantaged backgrounds: We see
education as the ‘great equalizer’, creating
opportunities to help children from every
background to reach their potential.
To achieve this, we are working on:
•Helping neurodiverse students: Enabling
teachers and schools to accommodate
the needs of neurodiverse students
•Assisting non-native speakers: Providing
multilingual resources to educational
institutions, contributing to language-
neutral testing, supporting teachers and
offering international parents detailed
information on the education system
•Coursework support: Using employees to
improve education quality, help with
schoolwork and support with any other
skills needed for successful learning
•Educational pathway guidance: Providing
children, parents and caretakers with the
support, guidance and perspective they
need to choose their path with
confidence
•Bridging gaps between education and
the labor market: Providing financial
support in preparing for and navigating
the labor market
•Specialized student coaching: Providing
easy access to in-school specialized
support by, for example, supporting
walk-in hours
•Disadvantaged backgrounds: Providing
students with equal opportunities to allow
them to thrive in their educational
environment and subsequent careers
We monitor the effectiveness of our inclusive
communities programs through structural
community stakeholder feedback and by
tracking a set of pre-defined performance
indicators such as number of schools
supported.
Investing in STEM education
To increase the STEM talent pool needed to
solve some of society’s key challenges, we
have developed the following program
strategies to stimulate STEM education at
the right level:
STEM at age group 4–12 years:
Contributing to stimulating STEM education
in primary schools with ASML Junior
Academy and Experience Center visits.
STEM at age group 12–18 years:
Contributing to stimulating STEM education
in primary schools with teaching packages
and Night of the Nerds.
STEM at age group 18–24 years:
Stimulating STEM education in tertiary
education through collaborations with
vocational, bachelor and master's programs.
We invest in STEM education through
events, guest lessons and visits to ASML
premises in Veldhoven, to spark children’s
awareness, interest and joy in STEM-related
themes and topics in the Netherlands, the
US and Taiwan.
We monitor the effectiveness of our STEM
programs through structural stakeholder
feedback and by tracking a set of pre-
defined performance indicators such as the
number of children reached.
We have identified the following
community-related material sub-topics:
•Affordable housing
•Sustainable mobility
•Cultural integration
•Access to talent

Human rights impacts

We support the guidelines laid down in
the UN Guiding Principles on Business
and Human Rights and are committed to
the International Bill of Human Rights. The
provisions of our Human Rights Policy are
derived from key international human
rights standards including the ILO
Declaration on Fundamental Principles
and Rights at Work and the UN
Declaration of Human Rights, the UN
Global Compact, the principles specified
in the OECD Guidelines for Multinational
Enterprises, as well as other relevant
standards such as the UN Women’s
Empowerment Principles, UNICEF’s
Children’s Rights and Business Principles
and the UN International Convention on
the Protection of the Rights of all Migrant
Workers and Members of Their Families.
Our Human Rights Policy is a cornerstone
of our ESG strategy; it also sets out
ASML’s roadmap and initiatives toward
effectively and responsibly managing
areas of human rights impacts in the
ecosystem where ASML operates.

Read more in Strategic report – Corporate conduct – Respecting human rights

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	311

General disclosures	Environmental	Social	Governance
Valued partner in our communities: How we’re managing (continued)

Process for engaging
Our engagement channels are made publicly
available on our website, including local
phone numbers for all our locations, email
addresses and our external Speak Up
Service. All channels are governed by our
Speak Up and Non-retaliation Policy to
encourage residents, in every community
where we operate, or anyone affected by
ASML, to openly communicate and share
ideas and concerns with ASML, without fear
of discrimination, retaliation, intimidation or
harassment.
Read more about the channels of society
engagement in Strategic report – Our business –
Engaged stakeholders
We use insights gathered from these
channels to inform our valued partner in our
communities approach at all stages,
including impact assessment, policy
development, target-setting and program
development. Our Head of S&CE has
operational responsibility for ensuring this
engagement happens and that the results
inform our approach.
We utilize external surveys and stakeholder
feedback to assess the effectiveness of, and
trust in, our overall engagement with our
affected communities.
Through our local outreach program, those
needing specific assistance can apply for
support. This allows us to understand the
perspective of those groups that require
particular consideration within our approach or
specialized assistance through the foundations
we partner with, such as equal opportunities
for women, underserved children, reducing
inequality through education for girls in China,
support for Ukraine refugees, and improving
the inclusion of people of color,
neurodivergent individuals, less-privileged
people and the LGBTQIA+ community.

Process for remediation
To make a positive social contribution, we
strive to listen to every concern we receive,
as well as taking a broader responsibility for
addressing our negative impacts on affected
communities. This applies to both our
smaller sites, where we are less significant in
relation to the size of the community, and
larger sites where we have a much higher
profile. Ultimately, we want to ensure our
overall impact is positive – and that we
continue to add value and minimize our
detrimental effects. We want to be a
responsible corporate citizen that
contributes to the community in a way our
employees can be proud of. To achieve that,
we have implemented processes to ensure:
•Issues raised from all sources are followed
up and validated, preferably in person.
•During formal ‘participation meetings’, all
stakeholders investigate the issues and
participate in potential solutions. Decisions
on actual solutions are taken between
ASML, local government and neighbors.
Based on program strategy, decisions are
formalized in minutes of meetings and
made public – in line with new Dutch
legislation, ‘Omgevingswet’.
•Stakeholder meetings are used to track
progress and monitor pre-defined KPIs as
well as to close issues, all recorded in
minutes.
•Issues are closed in meetings and
recorded in the minutes.
Read more about our process for remediating
matters raised through our Speak Up Service in
Sustainability statements – Governance – ESG
integrated governance – Business ethics and Code
of Conduct

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	312

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Supporting causes close to the hearts of our employees

Supporting communities through our global employee giving program

Through our global Employee Giving
program, we encourage employees to
become involved in their local communities
by donating their time, skills and resources
to charitable organizations.
Through employee giving, we contributed
€162 per employee against our target of
contributing €500 per employee by 2025.
2024 marked the second full year of our
Matching Gifts program, which gives our
employees a voice in our philanthropic
contributions. For eligible employees
globally, we matched donations to non-
profit organizations up to €10,000 per
employee, per calendar year – an increase
from 2023, when we matched up to €1,000
per employee. In 2024, we supported more
than 2,200 non-profit organizations
through matching gifts.
Our employees are also entitled to eight
hours of volunteering time off per year. Our
employees contributed a total of 41,368
volunteering hours (2023: 30,450) to
community involvement. The total cost of
volunteering – part of employee giving –
increased to €3.1m in 2024 (2023: €2.2m).

To celebrate our 40th anniversary, we also
renewed our commitment to be a valued
partner in our communities by focusing on
employee giving. We encouraged everyone
to participate in our global volunteering
program through our '40 days of
volunteering' initiative, during which we
aimed to donate 4,000 hours of our time to
communities worldwide – and we
exceeded this number by reaching more
than 5,000 hours through this initiative in
2024.
Earlier in 2024, we offered all employees a
€37 credit to donate to a non-profit of their
choice, and we also ran a double gift-
matching campaign for 40 days, which
resulted in more than €2 million in total
donations to non-profits around the world.
In September 2024, CEO Christophe Fouquet
visited the office of ASML in San Jose in the
US, to experience the partnership with
Second Harvest of Silicon Valley, a food bank
that provides food to an average of about
500,000 people every month in the Santa
Clara and San Mateo counties – including
more than 135,000 children and 120,000
senior citizens. ASML has committed to
supporting Second Harvest with $1 million a
year for five years, which goes toward
building a new food distribution facility.
We also donate $250,000 a year to their
operations, enabling them to provide free,
nutritious groceries.

Small acts can create a big impact: that’s the spirit in which thousands of ASML colleagues volunteer their time every year with organizations that make a positive contribution to our communities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	313

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Attractive communities

Our scope
We have a range of initiatives to create
attractive communities, mitigate the negative
impacts of our growth and enhance overall
quality of life in every community where we
operate. Within this sub-topic we focus on:
•Affordable housing
•Green communities
•Sustainable mobility
•Attractive sports, arts and music
•Cultural integration

Why it matters: Impacts, risks and opportunities

For attractive communities we have identified the following:

Impacts:

Pressure on availability of affordable housing in Veldhoven due to demand from employees
Car congestion and pressure on regional infrastructure due to employee commuting
Pressure on social cohesion in Veldhoven local community due to a more diverse local population including ASML expats

Risks and opportunities:

Failure to create an attractive community for future employees, could impact our ability to attract talent
Failure to create an attractive community for future talent, could impact our ability to effectively manage our local supply chain output
Addressing adverse reactions from local communities could impact our ability to effectively manage our business
Adverse reactions from local communities could impact our ability to grow in Veldhoven

Read more in Strategic report – Performance and risk – Risk

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Amount invested to ensure attractive communities	€/employee	€257	n/a	2025	Off track ▲
Of the total CPP investment, €10.7 million
was invested in programs pursuant to
creating attractive communities in 2024. This
represents €257 per employee and
contributed to our overarching CPP target of
€2,000 per employee by 2025.
Read more in Sustainability statements – Social –
Valued partner in our communities – How we're
managing

Our actions and resources
In order to address our material impacts, we
have implemented the following key
programs:
Contributing to affordable housing for
local residents
By the end of 2024, in collaboration with
private and (semi-) public partners, we
supported the construction of rent-
controlled, affordable housing for local
residents (non-ASML employees) with low-
mid incomes within the Brainport Eindhoven
region in the Netherlands. We expect, by
2025, 130 affordable homes to be built as
part of the Springplank project, and by 2026,
249 affordable homes as part of the TAC
project, 104 affordable homes with the
Zuidrand project, and 237 affordable homes
(with a total of 305 homes) as part of the
Djept project. By 2029, we expect a further
276 homes as part of the Sierlijke Dames
project, with at least 194 in the affordable
housing category and, by 2030, 400 homes
under the Humperdincklaan project, with at
least 372 in the affordable housing category.
We are committed to paying compensation,
under certain conditions, to both
Springplank and TAC for possible losses on
the construction project. To prevent the
support from distorting the market, the
compensation will only be paid out if the
project has been finalized and is loss-
making. However, if the gross profit margin
on the project exceeds certain thresholds,
Durendael (a development combination of
BPD and Van Santvoort) and Focus on TAC
have agreed to donate (a portion of the)
surplus profit to the Brainport Eindhoven
Partners Foundation. For the projects Djept,
Humperdinklaan, Sierlijke Dames and
Zuidrand, ASML will contribute upon
finalization an agreed amount. Without
ASML de-risking or limiting the loss
exposure of these projects, construction of
these affordable homes would not
commence.
Our aim is to support the construction of
25,000 affordable homes by 2040. With this,
the company aims to make an important
contribution to solving the shortage of
affordable housing in the region. The primary
challenge is to identify and select the most
suitable affordable housing projects that are
truly in need of financial support in order to
continue, and to structure and fund projects
in such a way that we minimize any further
disturbance to the housing market. Our goal

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	314

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Attractive communities (continued)
for 2024 was to support the construction of
1,500 affordable homes. By the end of 2024,
ASML had approved projects supporting the
construction of 1,286 affordable homes.
Based on existing initiatives, the first 483
affordable homes are expect to be delivered
to low- to mid-income earners in the
community by 2025 and 2026.
Investing in sustainable mobility
In 2024, we collaborated to co-finance a
package of infrastructure measures in the
Brainport Eindhoven region. Via a public–
private partnership program, ‘MIRT 1’, we
contribute by investing in seven key
infrastructure initiatives to promote
accessibility, safety and spatial planning –
including investments in the central bus and
railway station, bus and bicycle lanes, and
other infrastructure improvements.
The overall financing is expected to be €1.6
billion over 10 years – representing a
combined commitment by the Dutch central
government, the province and local
municipalities, and participating companies
in the private sector such as ASML.
Contributions to ‘MIRT 1’ toward the
sustainable mobility (infrastructure) is
supplementary to the 'Beethoven' project
with the Dutch central government.
Encouraging social cohesion and cultural
integration
Our growth has a high impact on the
Brainport Eindhoven local community and
we take responsibility for creating social
cohesion in the region by facilitating positive
interactions between cultures.
In 2024, we introduced the following key
activities to bring together local and
international members of the Brainport
Eindhoven community:
ASML x Brabant C
Over the course of 2024 and 2025, we are
investing approximately €2 million in the new
ASML x Brabant C cultural partnership to
facilitate an expanded and inclusive cultural
offering in the region. The partnership offers
professional culture-makers an opportunity
to develop new initiatives accessible to
everyone. Some of these initiatives include
the Storioni Festival, Glow, Stichting
Wildpark, Crafts Film Festival, Next Nature
Networks and Dutch Silent Film Festival.
De Schalm Theatre, Veldhoven
In our new partnership with Theater de
Schalm, the new exciting Veldhoven events
will emphasize the international character of
Veldhoven. We aim to make theater visits
more accessible by opening the venue’s
doors to a broader and younger audience.
All children up to 12 years old can attend
youth and family performances for free.
Over the coming years, we will scale up our
collaboration to create more social cohesion
across people from all age groups and
backgrounds. Our goal for this ongoing
initiative is to reach everyone in the
Veldhoven community through multiple
cultural initiatives throughout the year.
Buddy system for internationals
In 2024, to help create more interactions
between locals and internationals, our pilot
project with Cordaad links 20 international
families with a local ‘buddy’. The buddies
help the families to integrate, and answer the
day-to-day questions they might have.
Read more about our initiative on inclusive
education to help children of our international hires
integrate into the Dutch schooling system in
Sustainability statements – Social – Valued partner in
our communities – Inclusive communities
Creating solidarity through sports, arts
and music
We continued our support of the following
initiatives that mitigate the negative impacts
of our growth and further contribute to social
cohesion in the community:
Effenaar music venue, Eindhoven
We strengthened our collaboration with the
Effenaar, with the aim of bringing more
popular and international artists to
Eindhoven in the coming years. As well as
concerts at the venue, we expanded the
annual Hit The City music festival held in
various locations around the city. In 2024,
the line-up consisted of more than 100 acts
and attracted around 31,500 people.
ASML Summer Games (ASML Zomerspelen)
Over 1,200 children and teenagers joined the
first edition of the ASML Summer Games in
2024. Organized with BrabantSport and
many local partners, to increase access and
connect young people through sports, the
program offered 24 different free sports
clinics to local 6-to-18 year-olds, targeting
families with fewer resources as well as
young people with different care needs.
We involved 34 sports clubs and provided
60 children with sports gear for the clinics.
On average, each participant discovered five
new sports. Our partners are linking families
to the right resources to ensure that the
children are given every opportunity, even
if there is not enough money at home.
Partnership with Muziekgebouw Eindhoven
We have a long-term partnership with the
Muziekgebouw Eindhoven, the main concert
hall in the city. We invite the best musical
and artistic talents from among our own
employees to take to the stage at the venue
once a year at our ASML on Stage event.

Other activities we’ve been involved in:

ASML Marathon Eindhoven: The 40th
edition of the ASML Marathon Eindhoven,
with 38,000 runners from around the world.
Over 3,300 ASML employees took part in
the various races. As the title partner, we
covered the entry costs for 500 local
residents with limited resources, as well
as for all our employee runners.

Van Gogh museum: In Brabant, we
increased access to the Van Gogh Village
Museum in Nuenen by making entry free
for all children under 18.
GLOW Light Art Festival: We were a
partner and sponsor of the annual GLOW
Light Art in Eindhoven, displaying the
works of famous national and international
light artists throughout the city center.
In 2024, around several hundred thousand
people visited the festival.
Drop of Light exhibit and experience
lab: At the 2024 Taiwan Lantern Festival,
we presented our ‘Drop of Light’ exhibit,
as well as an experience lab to learn more
about STEM concepts. The festival, held
in Tainan, welcomed around 150,000
visitors. The exhibit, produced by artist
Gijs van Bon together with 130 ASML
engineers, was inspired by the light source
inside our EUV lithography systems.
Partnership with PSV: We sponsor PSV
Eindhoven football club, together with
other regional businesses, jointly
promoting 'Brainport Eindhoven' on the
players' shirts. In addition, we have
enabled access to matches for thousands
of underserved local residents through our
ASML Community Lounge at the stadium.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	315

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Attractive communities (continued)
Contributing to green communities
We contributed to the decarbonization of
energy use and investing in nature within
communities through the following activities:
Creating more green spaces (NL)
The ‘Trees for all’ partnership was launched
in 2024 with the aim of planting 455,000
trees in the Brainport Eindhoven region in
the next three years – the equivalent of 310
football fields.
Ambler Farm (US)
Ambler Farm is a community farm dedicated
to promoting reconnection to the natural
world and year-round environmental
sustainability. The educational gardens,
animal habitats and outdoor classroom
space at Ambler Farm – which will be rebuilt
and enhanced with ASML's support – are
visited by over 17,000 visitors annually.
This grant will provide 14,830 local young
people with environmental education and
improved access to green space.
In addition to funding, ASML volunteers are
an essential component, with more than
1,500 volunteer hours served with Ambler
Farm in 2024.
Resources
A total of €92.2 million has been committed
to building attractive communities, of which
€10.7 million has been expensed in the
current year and reported within the
Consolidated financial statements under
Selling, general and administrative costs.
Anticipated future expenditure amounts to
€81.5 million.

Looking ahead
In 2025, we will continue with the execution
of our existing initiatives and develop new
projects to further expand our investments in
creating attractive communities in the
vicinity of our larger sites. The primary focus
will be on projects supporting affordable
housing in the Brainport Eindhoven region,
sustainable mobility, attractive sports, and
arts and music, which we will develop and
execute with our partners in the
communities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	316

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Inclusive communities

Our scope
Inclusivity begins by removing obstacles that
are holding back more disadvantaged
members of communities where we operate.
Within this sub-topic, we focus on access
to:
•Basic needs
•Employment
•Sports, arts and music
•Equal opportunities through education

Why it matters: Impacts, risks and opportunities

For inclusive communities we have identified the following:
Impacts:

Pressure on Veldhoven's regional talent pipeline impacting local companies due to ASML's demand for talent
Pressure on social cohesion in Veldhoven local community due to a more diverse local population including ASML expats

Risks and opportunities:

Failure to create an attractive community for future talent, could impact our ability to effectively manage our local supply chain output
Failure to create an attractive community for future employees, could impact our ability to attract talent

Read more in Strategic report – Performance and risk – Risk

Targets and performance

Performance indicator	Unit	2024	Target	Target date	Status
Amount invested to ensure inclusive communities	€/employee	€189	n/a	2025	Off track ▲
Of the total CPP investment, €7.9 million
was invested in programs pursuant to
creating inclusive communities in 2024. This
represents €189 per employee and
contributed to our overarching CPP target of
€2,000 per employee by 2025.
Read more in Sustainability statements – Social –
Valued partner in our communities – How we're
managing

Our actions and resources
Below are the key activities focused on
increasing access to employment while
decreasing pressures felt by local
companies as a result of the shortage of
talent.
Improving access to employment through
Brace
In August 2024, we launched our Brace
program, with the aim of improving access
to employment for young people and
migrants in the Brainport Eindhoven region
focusing on these groups to deliver the
biggest societal impact. We partner with the
BuzinezzClub Foundation (BCF), a charity
that helps people succeed in the Dutch labor
market through free multiyear career
coaching.
Our objective is to support 3,500 vulnerable
youth and migrants over the next three years
to make better career choices and develop
the right skills and network to successfully
maintain their actions. We expect to guide
60% of them (2,100) into a job, education,
entrepreneurship or a combination.
Breaking down the language barrier
The 'Labor Participation Boost' program
aims to increase chances in the labor market
for involuntarily unemployed, non-native-
speaking community members who find that
language is a barrier to finding vacancies,
applying for and being eligible for jobs.
We partner with Taalkracht, a non-profit
organization specialized in strengthening
language skills for adults. Our objective is to
support 800 migrants to improve their
opportunities by furthering their Dutch
language skills and guide 25% to work or
further education. The program began in
December 2024 and will stretch over 40
weeks and 120 lesson hours.
Below are the key activities focused on
increasing access to education and
integration of international students:
Inclusive education
We want to unlock the potential of – and
create equal opportunities for – all students
in the Brainport Eindhoven region. Our
inclusive education program is focused on
improving children's perspectives,
confidence and skills, and facilitating the
integration of international students and
neurodiverse children in the region.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	317

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Inclusive communities (continued)
Activities include:

Other activities we’ve been involved in:

Boys & Girls Clubs (US)
In 2023, we expanded our partnership
with the Boys & Girls Clubs of Silicon
Valley to support their summer enrichment
and college readiness programs through
2025. Their summer programs offer lower-
income students opportunities to
participate in sports, arts and wellness-
focused camps, while the college
readiness program provides leadership,
job readiness and financial literacy skills,
encouraging academic and career-
oriented goals. Our partnerships in Silicon
Valley, San Diego and Bridgeport,
Connecticut will also continue to grow
with STEM-focused programming and
support.
ASML School Football Tournament (NL)
In collaboration with youth organization
Dynamo Jeugdwerk and the FC
Eindhoven Foundation, we organized an
ASML school football tournament in 2024
for all primary and secondary schools in
Eindhoven and the Kempen region.
To eliminate financial barriers,
participation was free for all youngsters.
A total of 335 teams with more than 3,000
participants competed from across the
region. As of 2025, we expect to scale
and support 4,000 children per year in the
Brainport Eindhoven area.

Weekend and after-school programs
(NL)
Students from disadvantaged
backgrounds often face educational and
career development challenges due to
inequality of opportunity. They may fall
behind in school due to a lack of self-
confidence, role models or perspective,
or limited support and guidance. Our
partnership with weekend schools focuses
on giving children support and guidance,
as well as building their confidence, skills
and networks. These programs, which
typically start when children are 10 or 11
years old, take place on Sundays or after
school. We provide financial support to
help scale these proven programs in the
region.

•Language and library project (0–12 year-
olds): This initiative focuses on the
increasing number of international children
enrolling in the educational system of the
Brainport Eindhoven region. To adapt to
this changing population, schools in the
region are focusing on making the children
feel at home to help enhance their learning
and growth. To support the development
of language skills, ASML co-develops and
co-funds the '@home in languages'
project. Research shows that children
learn the Dutch language faster if they are
also allowed to use their native language
at school. The ambition is to make
multilingual books available in over 100
schools, libraries and childcare facilities in
the region. The project educates teachers
on how to use these books in the
classroom, and includes an expertise
center for multilingual education. So far,
we made multilingual educational materials
available in 48 schools, libraries and
childcare facilities.
•International teaching academy (12–18
year-olds): This initiative focuses on
amplifying the skills of high school
teachers and educational staff that work in
an increasingly international environment.
The aim is to support the schools in
helping international students settle into
the Brainport Eindhoven region. ASML co-
develops and co-funds the International
Teaching Academy, and activities include:
–An international coordinator at the
schools
–Training for over a thousand teachers on
multilingual and multicultural teaching
–Collaboration on training and schooling
across main educational institutes
•Inclusive education support (0–12 year-
olds): We offer neurodiverse and
multilingual children in the Brainport
Eindhoven region the opportunity to
optimize the use of their talents through
the inclusive education support program.
We co-developed and co-fund the project,
which includes:
–Training and workshops for over 1,000
teachers, educational professionals and
international parents
–Enabling international educational
psychologists in school and childcare
systems – so far, 45 professionals have
been recruited and 25 languages have
been covered
–Improving information for international
parents with questions about education
and childcare options, through an
online and offline support center
Resources
A total of €37.1 million has been committed
to building inclusive communities, of which
€7.9 million has been expensed in the
current year and reported within the
Consolidated financial statements under
Selling, general and administrative costs.
Anticipated future expenditure amounts to
€28.6 million.

Looking ahead
In 2025 and beyond, together with local
partners and experts, we will continue to
execute and develop projects for children
from a disadvantaged background,
international children and neurodivergent
children. To reach our ambition, we will
expand the current number of institutions
and children involved.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	318

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Investing in STEM education

Our scope

Performance indicator	Unit	2024	Target	Target date	Status
Amount invested for STEM education	€/employee	€177	n/a	2025	Off track ▲
We remain committed to boosting STEM
education for children and young people
through initiatives that provide them with
relevant skills for their future and that aim to
expand the STEM and technical talent pool
society needs.
By investing in STEM initiatives, we hope to
make a positive impact on local
communities through helping to increase the
STEM and technical talent pool, and
providing both children and young people
with the relevant skills they need for the
future job market. We focus our efforts in the
Netherlands, the US and Taiwan.

Why it matters: Impacts, risks and opportunities

For STEM we have identified the following:
Impacts:

Pressure on Veldhoven's regional talent pipeline impacting local companies due to ASML's demand for talent

Risks and opportunities:

Failure to create an attractive community for future talent, impacting our ability to effectively manage our local supply chain output

Read more in Strategic report – Performance and risk – Risk

Targets and performance

Of the total CPP investment, €7.4 million
was invested in STEM education in 2024.
This represents €177 per employee and
contributed to our overarching CPP target of
€2,000 per employee by 2025.
By 2025, we plan to reach over 200,000
children within a 35 km radius of Veldhoven
in the Netherlands, in Wilton in the US and in
Taiwan. The overall goal is to stimulate
STEM education and create a new
generation of talent – one that can drive
future innovation not only within ASML itself,
but in the local and regional communities in
which we have a foothold.

Our actions and resources
Inspiring children to choose STEM
We believe that creating awareness and
interest in STEM at a young age translates
into increased consideration of STEM-
related education and careers later in life.
We play our role by supporting the
improvement and attractiveness of STEM
education, showcasing attractive job
prospects and role models, and by
strengthening infrastructure and
collaboration in the region. We invest in
STEM projects, events, guest lessons at
schools and visits to ASML premises in
Veldhoven.
In 2024, our primary STEM initiatives
focused on partnerships and events in the
Netherlands and the US. We have
experienced significant growth in the
number of children we have reached through
STEM education, particularly with the
expansion this year of the ASML Junior
Academy – which has now reached more
than 90,000 children.
The Netherlands
The Junior Academy provides a dedicated
program of activities within the mainstream
education system, focused on all children in
primary school (4–12 years old), regardless
of a pre-existing interest in STEM. The
academy provides primary schools with
engaging structural STEM lessons for all
children, six times per school year for at
least three school years, fully funded by
ASML. We drive and fund the Academy
through a partnership with Mad Science –
sparking children's awareness, interest and
joy in STEM-related themes and topics.
In 2024 we also supported and participated
in local STEM activities such as the High
Tech Discovery Tour, Night of the Nerds,
Tech fundays and the Crafted Festival for
pre-vocational, secondary and vocational
education (VMBO, HAVO/VWO and MBO).
An additional STEM program – STEMup –
was launched in 2024 for students in their
first and second year of secondary school in
the Veldhoven region. Working with a STEM
coach, schools can choose one of four
STEM classes. The goal of the program is to
engage students in STEM activity from a
societal perspective, and increase the
interest in and the perceived relevance of
STEM.
In addition, in 2024, we also continued and
expanded our investment in FIRST Lego
League and FIRST Tech Challenge. With this
support, ASML ensures the prolongation and
expansion of competitions for the finals and
various semifinals of these Robotics
challenges.
US
In the US, we expanded our support of
STEM programs at local Boys & Girls Clubs.
We continued funding the Boys & Girls Clubs
of Silicon Valley’s SciTech program, reaching
4,627 students across 33 after-school
locations in 2024. In Bridgeport, Connecticut,
we funded materials and supplies for the
Madison Avenue Clubhouse’s STEM Lab and
Makerspace, benefiting approximately 720
local young people. In San Diego, we
supported the Boys & Girls Clubs of Greater
San Diego’s STEM program, facilitating
weekly STEM modules, staff training, STEM-
related summer field trips and computer lab
upgrades at six local clubhouses.
In 2023 we expanded the Junior Academy to
Connecticut, investing $2.2 million over
three years in partnership with Mad Science
to provide free interactive technology
education lessons to children aged 4 to 12 in
Wilton and surrounding communities. This
initiative aims to reach over 13,000 children
in the US with six experiential technology
lessons. At the end of 2024, the Academy
has onboarded 30 schools in Fairfield
County, reaching 8,281 students. Employee
engagement has been strong, with 114
employees trained by Mad Science and 32
employees actively participating in teaching
lessons.
Taiwan
In 2023 we started a partnership with Junyi
Academy and Teach for Taiwan to launch
the 'Train the STEM Trainers' project. So far
we have successfully trained over 400 STEM
promoters (including teachers, employees
and university students) and, with the mature
remote learning approach in Taiwan, our
STEM content has reached over 50,000
students since 2023. In addition to the
efforts from community partners, over 300
ASML employees were also trained as STEM
promoters, and we introduced the
‘Masterminds and Masterpieces’ curriculum
to underserved schools via the Hope
Reading project with the Commonwealth
Magazine Education Foundation. Fifteen
rural schools were able to participate in an
international STEM program facilitated by
ASML’s volunteers.
Read more in Sustainability statements – Social –
Valued partner in our communities – Supporting
causes close to the hearts of our employees

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	319

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Investing in STEM education (continued)
Resources
A total of €31.7 million has been committed
to enabling STEM education, of which €7.4
million has been expensed in the current
year and reported within the Consolidated
financial statements under Selling, general
and administrative costs. Anticipated future
expenditure amounts to €24.3 million.

Looking ahead
We will continue to scale the ASML Junior
Academy, including adding more locations,
such as additional cities where we operate in
the US. We will continue to expand the
STEMup program in line with the project
ambition. In addition to projects provided
directly to children and youngsters, we also
aim to support initiatives to aid teachers,
enhance (evidence-based) learning and
effective collaboration in the STEM domain.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	320

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Additional disclosures

Methodology on targets
Achieve an investment of €2,500 per employee,
including employee giving, by 2025
Targets are established by the ESG cross-
functional table meetings, including key
stakeholder representatives from the different
governance bodies. The €2,500 per ASML
employee figure was established after an external
benchmark was conducted to set direction for the
budget, including the perspective of Giving in
Numbers – a comprehensive public benchmark.
The division over the four focus areas was
established by the CPP team.
This initiative targets communities impacted by
our operations, with a primary focus on our larger
sites in Brainport Eindhoven, Wilton, Silicon
Valley, San Diego and Hsinchu. We are also
looking to align our approach with the UN SDGs,
particularly SDGs 4 (Quality education) and 11
(Sustainable cities and communities).
The target-setting process involved extensive
discussions within the CPP team and alignment
with all relevant stakeholders, as detailed in the
Roles and responsibilities section of our policy.
This collaboration ensures that our goals reflect
the needs and expectations of our valued
partners. Initially, our performance was measured
based on the total euros invested – but, due to
our rapid growth, we have shifted to measuring
investment per employee. This adjustment allows
us to scale our ambitions and maintain our
commitment to being a valued partner to the
communities we serve.
The effectiveness of our actions will be monitored
through the CPP, which evaluates and approves
initiatives based on their impact, feasibility and
risk, ensuring our investments are making a
meaningful difference in the communities we
serve.
We also continue to track our progress using
engagement with affected communities through
independent surveys and directly with the Head
of S&CE.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	321

General disclosures	Environmental	Social	Governance
Governance at a glance

Our ambition

Strong governance
builds strong
corporations. Our aim is
to implement policies
that maintain the highest
standards of integrity,
create long-term value
for our stakeholders and
help build a fairer, more
cohesive society.

On the following pages, we set out our approach and progress to date.

ESG integrated governance

We aim to make sustainability part of all regular day-to-day decision-making, and deliver on our ESG sustainability mission and responsibilities. ESG is part of all regular, day-to-day decision-making.
Read more on page 322 >

We’ll do this by focusing on the following sub-topics:
•Responsible business conduct and compliance (covering compliance with Business ethics and Code of Conduct and Anti-bribery and anti-corruption)

Transparent reporting

We are open and transparent, driving
progress while building trust with our
stakeholders. Our commitment to
integrated reporting reflects our view that
our ESG-related information is as
important as our financial information.
‘Open and transparent’ reporting,
according to our stakeholders.

We’ll do this by focusing on:
•Internal reporting and communications •External reporting and communications

Engaged stakeholders

We want to be viewed by our
stakeholders as a top performer on ESG
sustainability, as we depend on strong,
sustainable relationships with them across
the value chain.
Our stakeholders view ASML as a top
performer on ESG sustainability.
We’ll do this by focusing on the following stakeholder groups:
•Customers •Employees •Suppliers •Shareholders •Society
Read more in Strategic report – Our business – Engaged stakeholders on page 46 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	322

General disclosures	Environmental	Social	Governance
ESG integrated governance
ESG is part of all regular, day-to-day decision-making

Why it matters

Our policies affect different groups of
stakeholders: customers, employees, suppliers,
shareholders and society at large. Having their
trust and collaborating with these groups to inform
our wider ESG strategy is important:

...for our customers
We aim to be a trusted supplier. We have corporate policies and procedures in place detailing our principles and compliance, guiding us in making the right decisions and living up to our values.

...for our employees

They will only feel empowered to share their views if we foster a culture of transparency and respect – which is why our Integrated
Governance Policy is based on our company values, purpose,
vision and mission.

...for our suppliers
We aim to inform our suppliers to ensure we conduct business in a compliant way, compliant with applicable laws and regulations in all countries we operate in.

...for our shareholders
We aim to report transparently so our shareholders can make well- informed decisions.

...for society
We aim to be transparent about the economic, environmental and social impact of our activities and our performance goals, metrics and results.

Read more about our double materiality process and identified impacts, risks and opportunities for this theme in Sustainability statements – General disclosures – Impact, risk and opportunity management

...for the planet	...for ASML

Sustainability matters to stakeholders up and down our
value chain, and together we are building a shared
consensus of the importance of ESG-driven thinking.
Integrity, honesty and transparency inform our entire
ESG approach, including the decisions we make and
disclose about our performance.
As part of this, to ensure we can create long-term value
for our stakeholders, we want to have good
relationships with our stakeholders and support those
who are more vulnerable, ensure compliance with data
privacy regulations, and have more political
engagement with regard to ESG topics.

We aim to act on our responsibilities and anchor ESG
sustainability across our entire business. Robust
integrated governance policies and an ongoing
commitment to responsible business conduct and risk
management are essential.
Ethics and compliance are a foundation to our
sustainability strategy. We aim to foster a fair,
transparent and inclusive culture – one where people
feel empowered to speak up about the changes
needed to make our sustainability transition a success.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	323

General disclosures	Environmental	Social	Governance
ESG integrated governance: How we’re managing

Our objective

We manage ESG sustainability as an integral
part of our corporate strategy and are
committed to conducting business in
compliance with all applicable laws and
regulations in all the countries we operate in.
We champion good integrated corporate
governance to build a relationship of trust,
respect and mutual benefit with our
stakeholders. To that end, we aim for ESG to
be part of all regular, day-to-day decision-
making.

Business ethics and Code of Conduct
We are committed to ethical business practices and adherence to the highest standards of fairness, integrity and compliance in every country where we operate.

Anti-bribery and anti-corruption

If we are to demand the highest
standards of employees,
customers, suppliers,
contractors and other business
partners, we must go above and
beyond in embodying the same.
We do not tolerate any form of
bribery or corruption.

Specific roles and responsibilities for this topic

Our business ethics governance model is
built around the following roles and
responsibilities:
•The Compliance, Ethics, Security and
Risk Committee (CESR) is responsible
for policymaking and supervision of our
compliance with legal and ethical
requirements. The CESR receives
quarterly updates on the ethics
program.
•Our CESR Ethics Committee
investigates significant notifications of
potential breaches of our Code of
Conduct worldwide.
•Our Ethics & Business Integrity team
oversees and implements our Ethics
program. All reports of a possible
breach of our Code of Conduct are
screened by one of the team members
and significant reports are discussed
with the CESR Ethics Committee.
•Our Ethics organization includes
employees who act as ethics liaisons in
the countries where we operate. They
serve as trusted representatives and are
the first local point of contact for
employees who have questions or
concerns.

Read more about roles and responsibilities in Sustainability statements – General disclosures – ESG sustainability governance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	324

General disclosures	Environmental	Social	Governance
ESG integrated governance: How we’re managing (continued)

Our approach
We manage our overarching sustainability
commitments as part of our business
strategy. Integrating ESG sustainability
directly into our governance policies helps
us be more accountable and improve
execution.
For over a decade, our company has been a
member of the RBA – the world’s largest
industry coalition dedicated to corporate
social responsibility in the global electronics
industry.
The RBA Code of Conduct ensures working
conditions in organizations and their supply
chains are safe, that workers are treated
with respect and dignity, and that business
operations are both ethical and
environmentally responsible. Our Code of
Conduct is purposefully drafted to align with
the RBA’s, and focuses on the following key
principles:
•We respect people: We are committed to
maintaining a safe and healthy working
environment and respecting human rights,
in line with international laws and
regulations and industry standards such as
the RBA Code of Conduct.
•We operate with integrity: We foster a
strong culture of integrity and compliance
that underpins our business success.
•We commit to safety and social
responsibility: Technology touches every
part of society. By helping make chips
affordable and more powerful, we have an
important role to play regarding our
reputation, results and impact on the
environment.
•We protect our assets: Our most valuable
assets are our people and their
knowledge, both of which must be valued
and protected.
We are also firmly committed to conducting
our business with fairness, integrity and
respect. We promote and uphold ethical
behavior and seek to foster a culture where
speaking up is both encouraged and
appreciated.
Our expectations for employees – as well as
for customers, suppliers, contractors and
other business partners – are documented in
policies such as Anti-Bribery and Anti-
Corruption, Human Rights, Anti-Fraud,
Insider Trading Rules, Gifts and
Entertainment, and Competition Law
Compliance, and in our Code of Conduct.
We embody our core principles in all our
business dealings. We clearly and
convincingly embody our commitment to
personal and professional integrity, never
allowing ourselves to be improperly
influenced by others – and never improperly
influencing others in return.
Regarding payments and political
contributions, it is forbidden for employees,
or any parties acting for us or on our behalf,
to accept or provide facilitation payments or
make political contributions on behalf of the
company.
We have identified key functions within
ASML that are most at risk of fraud, bribery
and corruption, and have an array of anti-
fraud, anti-bribery and anti-corruption
policies in place outlining the stringent
measures we take to prevent them. Each
policy has been carefully drafted to be fully
compliant with all applicable laws and with
our own Code of Conduct.
We have also identified the following
material sub-topics:
•Business ethics and code of conduct
•Anti-bribery and anti-corruption

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	325

General disclosures	Environmental	Social	Governance
ESG integrated governance: How we’re managing (continued)

Levers for action
We have laid out ambitious sustainability
targets. To achieve them, sustainability
must be fully integrated across all our
operations – with improvements
incorporated directly into our existing
governance strategies. This includes
through: our purpose, vision, mission and
values; our strategy and business priorities;
our organization, processes and
governance; and risk management and
responsible business conduct.
Embedding policies and principles in our
organization
Our dedicated ethics, business integrity
and compliance program provides the
necessary support, advice, training and
communication to enable employees and
stakeholders to understand and follow our
Code of Conduct – building awareness
through various communication channels to
promote a culture of high integrity. It also
helps create an open and honest culture
that fosters compliance with the law and
ASML policies across the organization.
We ensure target monitoring and reviews
are an integral part of our yearly policy
review process, allowing us to continuously
refine our strategies and actions.
Speak Up Service
Our whistleblowing service, Speak Up,
applies to anyone who carries out work for,
or on behalf of ASML – and to any other
person or party we are involved with
worldwide. We encourage employees,
external business partners, suppliers,
contractors and others to express any
concerns they may have regarding possible
violations of our Code of Conduct, company
policies, values or the law itself.
We want all employees to feel safe to
express their concerns without
apprehension or fear of reprisal, and do not
tolerate any form of retaliation against
employees or third parties who raise a
concern in good faith. This also applies to
participating in investigations about
suspected violations of the Code, even if we
could lose business as a result.
Speak Up is hosted online by an
independent, external service company in
several different languages, and toll-free
phone numbers are also available in every
country we operate in. We have a dedicated
email address and ethics liaisons. Reporting
can also be done anonymously.
We assess every Speak Up report we get
and act swiftly to ensure all necessary
actions are taken by the appropriate body.
We may engage with the reporting party or
counterparty to understand the nature of the
message, as well as conducting more
detailed analyses or investigations. When
required, we implement remedial actions to
prevent a reoccurrence.
We continuously improve our Speak Up
Service, ensuring employees feel safe and
supported when reporting any concerns.
Read more in our Speak Up and Non-retaliation
Policy, which is publicly available at asml.com
Training programs
Ethics program training
Our curriculum helps support management
and employees in everyday decision-making
and provides guidance on topics such as
conflicts of interest, personal relationships
at work, cultural differences and ethical
aspects around any paid or unpaid activities
outside their jobs at ASML.
All new employees are invited to complete
the first module of the curriculum within
their first three months at ASML. As well as
generic modules, the curriculum includes
sections to target audiences with specific
exposure to areas like anti-bribery and anti-
corruption, gifts and entertainment, and
respect for people – a key part of our Code.
Target audiences are assessed at least on
an annual basis and include: BoM,
Customer Solutions and Support, Strategic
Sourcing and Procurement, Risk and
Business Assurance, Finance, Investor
Relations, Legal and Compliance, Corporate
Real Estate, Human Resources, Internal
Audit and Society and Community
Engagement.
Code of Conduct employee training
By the end of 2024, 97% of employees had
completed our mandatory Code of Conduct
employee training. A follow-up series is
cascaded in three-month intervals, covering
a broad range of topics such as Speak Up,
Anti-Bribery and Anti-Corruption, Anti-
Fraud, Insider Trading and ‘We respect
people’.
Anti-fraud, anti-bribery and anti-corruption
training
Our curriculum covering these topics
includes a mandatory e-learning course as
well as annual refresher trainings, supported
by additional classroom training tailored to
specific stakeholder groups or business
activities.
Surveys
We also proactively measure how
embedded our values are – or aren’t –
within ASML. We use our annual employee
engagement survey to take the pulse of the
business.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	326

General disclosures	Environmental	Social	Governance
ESG integrated governance: Business ethics and Code of Conduct

Our scope
Business ethics and Code of Conduct
applies to all decision-making within ASML,
as well as how we conduct business
relationships both upstream and
downstream in the value chain.

Why it matters: Impacts, risks and opportunities

For Business ethics and Code of Conduct, we have identified the following:

Impacts:

Impact on people, the environment and the supply chain through the management of relationships with suppliers

Risks and opportunities:

Failure to comply with regulations due to increasing complexity as we expand into more countries
F a i l u r e t o c o m p l y w i t h r e g u l a t i o n s d u e t o i n c r e a s i n g c o m p l e x i t y a s w e e x p a n d i n t o m o r e c o u n t r i e s	Failure to comply with laws and regulations for supply chain due diligence
Failure to comply with data privacy regulations or breaches of data privacy

Read more in Strategic report – Performance and risk – Risk

Our targets and performance
No matter which country we operate in,
we only wish to conduct business with
fairness, integrity and respect for the law
We aim to maintain an up-to-date Code of
Conduct aligned with the latest RBA
standards, ensuring training materials are
available for all employees and meticulously
track participation. We are constantly
enhancing our programs and strengthening
our measures. By maintaining these
initiatives and improving our processes, we
ultimately hope to demonstrate our
commitment to ethical business practices
and adherence to the highest standards of
fairness, integrity and compliance.
To track and assess the effectiveness of
these actions, we conduct a yearly ethics
survey covering 25% of our workforce, and
monitor several key metrics including the
number of Speak Up reports and the
completion rate of Code of Conduct training
– aiming for a higher rate each year.
Annual ethics pulse survey
The ethics pulse survey was sent to a
random 25% of the total employee
population, with roughly 3,400 responses.
We were pleased to see stable results, with
89% of respondents agreeing or strongly
agreeing that “ASML makes it sufficiently
clear what the principles of the Code are and
how to comply with them”.
Over 70% also strongly agreed or agreed
with the following statements:
•“ASML shows a commitment to ethical
business decisions and conduct”
•“In my immediate working environment, a
mutual relationship of trust prevails”
•“My direct manager sets the tone at the
top – i.e. a good example in terms of
ethical behavior”
Speak Up reports
During 2024, we received 727 reports. Given
the growth of our workforce and our efforts
to encourage people to report any concerns,
the increase is a positive result signaling a
healthy Speak Up culture. The number of
reports per 100 employees is 1.7.
We aim to do our utmost to protect anyone
Speaking Up. We will not tolerate any form
of retaliation or any other form of adverse
consequences against employees or third
parties who raise a concern in good faith or
participate in an investigation about
suspected violations of the Code of
Conduct, even if we could lose business as
a result.
Read more in our Speak Up and Non-retaliation
Policy, which is publicly available at asml.com
Code of Conduct training
By the end of 2024, 97% of employees had
completed the Code of Conduct training
course.

Our actions and resources
To meet our ambition we continuously
update, improve and expand our Speak Up
and Non-retaliation Policy, Code of
Conduct, Human Rights Policy and anti-
bribery and anti-corruption training
programs.
Over the last year, we have brought in an
array of initiatives to make ethical and
compliant practices an important part of our
ongoing sustainability efforts:
Code of Conduct update
and training
Our state-of-the-art Code of Conduct has
been updated in 2024 to reflect current best
practices – ensuring it evolves with ASML
and the environment in which we operate,
promoting ethical behavior and decision-
making. Alongside the updated Code, we
have also launched a Principles in Practice
platform to give examples and practical
guidance. We also have a comprehensive
training program related to the Code,
including a newly developed training module
accompanying the launch of the Code of
Conduct, and participation is tracked. Code
of Conduct training is delivered to new
employees, with annual refreshers for
existing staff.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	327

General disclosures	Environmental	Social	Governance
ESG integrated governance: Business ethics and Code of Conduct (continued)
Improving our ethics complaint
investigation approach
In 2024, we improved our formal
investigation guidelines that outline the
process for each phase of an investigation,
from the first report to remedial action and
final closure. As well as comprehensive
training, we have published guidance notes
for investigators, coordinators, reporting
parties and other stakeholders who may be
involved.
Promoting ethical behavior and improved
ethics training programs
We extended our ethics training curriculum
to provide additional training for our network
of ethics liaisons, as well as a refresher
series for existing employees and revamped
online training for our people managers.
Ethics liaisons are employees who, in
addition to their regular roles at ASML, serve
as trusted representatives, and act as the
first local point of contact for employees
with questions and concerns related to
ethics in all the countries we operate in.
Our ethics program provides support, advice
and training to help employees and other
stakeholders understand and uphold our
Code of Conduct. Its aim is to promote a
culture of integrity, openness and honesty
while fostering compliance with legal
policies across the company. Alongside
generic modules and more targeted topics,
we also have several themes throughout the
year such as a Speak Up campaign and
awareness of ethics liaisons to highlight their
roles and the benefits they can bring in
resolving situations.
Expanding our global Ethics and Business
Integrity team
In 2024, we expanded our global Ethics and
Business Integrity team with additional
representation in South Korea (also covering
Japan), China and Veldhoven.
In addition, we continued to grow our
network of ethics liaisons to around 70
employees throughout the company and
introduced tailored sessions to raise
understanding of the importance of
enacting, upholding and embodying our
updated Code of Conduct. We also held
annual mandatory training for our ethics
liaisons which is conducted by an external
company to ensure we are maintaining a
level of best practice within the team.
Data privacy
We respect the privacy of individuals when
processing their personal data. We protect
personal data and manage it in line with our
Privacy Policy and in compliance with
applicable laws and regulations.
Read more in Strategic report – Corporate conduct –
Privacy and personal data protection
Resources
The resources needed for this action are
included in the Consolidated financial
statements in Selling, general and
administrative costs. They consist of our
annual RBA membership fee and personnel
costs for the colleagues executing the
activities (three to four FTEs). This holds an
associated cost of approximately €0.6
million yearly.

Looking ahead
Our ultimate goal is to continue to embed
ethical leadership within all layers of the
organization, drive a culture of ethical
standards and foster a sense of trust and
accountability. We will work closely with our
business partners in the Legal and
Compliance department in coming months
to reach out to stakeholders and help
achieve our goals of embedding ownership
of ethical leadership across the organization.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	328

General disclosures	Environmental	Social	Governance
ESG integrated governance: Anti-bribery and anti-corruption

Our scope
Anti-bribery and anti-corruption applies to all
decision-making within ASML, as well as
how we conduct business relationships both
upstream and downstream in the value
chain.

Why it matters: Impacts, risks and opportunities

For anti-bribery and anti-corruption we have identified the following:

Impacts:

Impact on people, the environment and the supply chain through the management of relationships with suppliers

Risks and opportunities:

Failure to comply with regulations due to increasing complexity as we expand into more countries
F a i l u r e t o c o m p l y w i t h r e g u l a t i o n s d u e t o i n c r e a s i n g c o m p l e x i t y a s w e e x p a n d i n t o m o r e c o u n t r i e s	Failure to comply with laws and regulations for supply chain due diligence
Failure to comply with data privacy regulations or breaches of data privacy

Read more in Strategic report – Performance and risk – Risk

Our targets and performance
If we are to demand the highest
standards of employees and suppliers, we
must go above and beyond in embodying
the same. We do not tolerate any form of
bribery or corruption.
We set out to ensure that anti-bribery and
anti-corruption compliance would remain an
important focus area across our global
operations, and in 2024 managed to
continue to increase awareness of our Anti-
Bribery and Anti-Corruption program – with
no convictions or fines against us or our
employees in these areas in the reporting
year. Substantiated breaches of anti-bribery
or anti-corruption procedures and standards
are generally followed up with corrective
actions, including disciplinary actions,
review and enhancement of internal controls
and policies, additional training or other
measures that aim to further promote a
culture of ethics and professional integrity.

Our actions and resources
Providing clear guidance on gifts and
entertainment
We have strict rules around the giving and
accepting of gifts and entertainment. Such
activities should never influence – or even
appear to influence – the integrity of our
business decisions and transactions, or the
loyalty of any of the parties involved.
We have been updating our Gifts &
Entertainment Policy – a key element in our
Compliance and Anti-Bribery and Anti-
Corruption programs, particularly in the rules
it sets around requests for prior approval for
particular categories of third-party gifts and
entertainment. Last year, we also launched
an associated set of tools as part of this
approval requirement, helping us capture a
register of given and accepted gifts or
entertainment and offering employees
further guidance about what to do next.
These additional processes ultimately help
to support compliance with the policy and
with applicable laws and regulations.
Read more in our Anti-Bribery and Anti-Corruption
Policy, which is publicly available at asml.com
Introducing our Conflicts of Interest
Policy
In 2024, we expanded our existing guidance
to introduce a Conflicts of Interest Policy as
part of our Compliance and Anti-Bribery and
Anti-Corruption programs. This policy, which
will be implemented in 2025, offers guidance
on what to do when a conflict of interest
arises, and requires employees – including
job candidates and new hires – to disclose
any actual, potential or perceived conflict of
interest. It also obligates people to avoid
taking actions in relation to the potential
conflict while the situation is still being
assessed.
Expanding our third-party risk
management efforts
Over the course of 2024, we continued to
expand our third-party risk management
(TPRM) efforts. As part of the TPRM
program, we are screening (potential)
vendors, customers and other types of third
parties to mitigate risks associated with
working with them, in line with our Code of
Conduct. This included intensifying
screening efforts on our supplier base,
investing in information and automation
capabilities, and further aligning our TPRM
governance with industry best practices.
In addition, we invested significantly in our
human rights due-diligence strategy,
working closely with the various responsible
teams.
Grievance mechanisms available to
employees
Employees seeking further guidance, or who
want to express worries regarding anti-fraud,
anti-bribery and anti-corruption (including
gifts, entertainment or conflicts of interests)
can do so via their manager, Human
Resources representative, ethics liaison, our
Ethics Office or through the Speak Up
Service, which is also available to third
parties.
Read more in our Speak Up and Non-retaliation
Policy, which is publicly available at asml.com

Looking ahead
We are constantly looking to enhance our
internal compliance system to adapt to
changes in the legal and our business
environment and to address bribery and
corruption risks identified through our annual
fraud risk assessment. We continue to work
closely with internal and external
stakeholders to further promote a culture of
personal and business integrity.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	329

General disclosures	Environmental	Social	Governance
ESG integrated governance: Metrics table

Topic	Description	Unit	2024
Governance
	Number of convictions for violation of anti-corruption and anti-bribery laws		0
	Monetary value of fines for violation of anti-corruption and anti-bribery laws		€0

	Number of complaints filed through channels for own workforce		93

	Number of incidents of discrimination including harassment		60
	Monetary value of fines, penalties and compensation for damages as a result of complaints or incidents of discrimination including harassment		€0

	Number of severe human rights incidents		0
	Monetary value of fines, penalties and compensations for damages as a result of severe human rights incidents		€0

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	330

General disclosures	Environmental	Social	Governance
ESG integrated governance: Additional disclosures

Methodology on metrics
G1-4 Incidents of corruption or bribery
Violation of anti-corruption and anti-bribery laws
We report incidents of corruption or bribery that
have been found to be substantiated. Confirmed
incidents of corruption or bribery do not include
incidents that are still under investigation at the
end of the reporting period. The determination of
potential non-compliance cases as substantiated
may be made either by our compliance officer or
similar function or an authority. A determination
as substantiated by a court of law is not required.
S1-17 Incidents, complaints and severe human
rights impacts
Number of complaints filed through channels for own
workforce
This metric includes all Speak Up reports
received in the year, as received via our internal
channels for own workforce.
Complaints or incidents of discrimination including
harassment
We report complaints or incidents, related to
discrimination including harassment, registered
by:
•Our company through our Speak Up Service
•Competent authorities through a formal process
•An instance of non-compliance identified by us
through other established procedures which
can include management system audits or
formal monitoring programs
Severe human rights incidents
The severity of a human rights incident depends
on the assessment of the gravity, how
widespread it is and its remediability. As a result,
it is not possible to give one all-encompassing
definition, but we do recognize any identified case
of forced labor, human trafficking or child labor as
a severe human rights incident.
Our definition of a human rights incident is
aligned with the following pertinent international
conventions:
•International Bill of Human Rights
•ILO Declaration on Fundamental Principles and
Rights at Work
•UN Guiding Principles on Business and Human
Rights
•OECD Guidelines for Multinational Enterprises
As a result, all severe human rights incidents
reported are also cases of non-respect of these.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	331

Financial statements	Notes	Appendices	Definitions
Financial
statements

Consolidated financial statements
332	Report of independent registered public accounting firm
334	Consolidated statements of operations
335	Consolidated statements of comprehensive income
336	Consolidated balance sheets
337	Consolidated statements of shareholders’ equity
339	Consolidated statements of cash flows
340	Notes to the Consolidated financial statements

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	332

Financial statements	Notes	Appendices	Definitions
Report of independent registered public accounting firm
To the Shareholders and Supervisory Board
ASML Holding NV:
Opinions on the Consolidated financial statements and internal control over financial reporting
We have audited the accompanying consolidated balance sheets of ASML Holding NV and subsidiaries (the
Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31,
2024, and the related notes (collectively, the consolidated financial statements). We also have audited the
Company's internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the
Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control -
Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	333

Financial statements	Notes	Appendices	Definitions
Report of independent registered public accounting firm (continued)
Revenue recognition –  Identification of distinct performance obligations in certain volume purchase agreements
As discussed in Note 2 to the consolidated financial statements, net system sales was EUR 21,769 million for the year ended December 31, 2024. Sales of systems are usually entered into with customers under volume purchase agreements (VPAs). These VPAs contain multiple performance obligations, including for example, delivery of goods, installation, warranty and training.
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
/s/ KPMG Accountants N.V.
We have served as the company’s auditor since 2015.
Amstelveen, the Netherlands
March 5, 2025

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	334

Financial statements	Notes	Appendices	Definitions
Consolidated statements of operations

Year ended December 31 (€, in millions, except per share data)	Notes	2022	2023	2024
Net system sales		15,430.3	21,938.6	21,768.7
Net service and field option sales		5,743.1	5,619.9	6,494.2
Total net sales	2, 3	21,173.4	27,558.5	28,262.9

Cost of system sales		(7,582.3)	(10,151.0)	(10,406.9)
Cost of service and field option sales		(2,891.0)	(3,271.4)	(3,364.0)
Total cost of sales[1]		(10,473.3)	(13,422.4)	(13,770.9)

Gross profit		10,700.1	14,136.1	14,492.0

Research and development (R&D) costs		(3,253.5)	(3,980.6)	(4,303.7)
Selling, general and administrative (SG&A) costs		(945.9)	(1,113.2)	(1,165.7)
Income from operations		6,500.7	9,042.3	9,022.6

Interest and other, net	16	(44.6)	41.2	19.8
Income before income taxes		6,456.1	9,083.5	9,042.4

Income tax expense	21	(969.9)	(1,435.8)	(1,680.6)
Income after income taxes		5,486.2	7,647.7	7,361.8

Profit from equity method investments	9	138.0	191.3	209.8
Net income		5,624.2	7,839.0	7,571.6

Basic net income per ordinary share	23	14.14	19.91	19.25
Diluted net income per ordinary share	23	14.13	19.89	19.24
Number of ordinary shares used in computing per share amounts:
Basic	23	397.7	393.8	393.3
Diluted	23	398.0	394.1	393.6
1.Cost of sales includes amounts with related parties of €2,793.2 million, €2,854.5 million and €2,206.1 million in 2024, 2023 and 2022, respectively.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	335

Financial statements	Notes	Appendices	Definitions
Consolidated statements of comprehensive income

Year ended December 31 (€, in millions)	Notes	2022	2023	2024
Net income		5,624.2	7,839.0	7,571.6

Other comprehensive income (OCI):
Proportionate share of OCI from equity method investments		37.7	0.2	(12.1)

Foreign currency translation, net of taxes:
Gain (loss) on foreign currency translation		66.0	(68.3)	91.9

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments		57.6	(15.8)	38.2
Transfers to net income	25	(66.5)	0.6	(8.9)
Other comprehensive income, net of taxes		94.8	(83.3)	109.1

Total comprehensive income, net of taxes		5,719.0	7,755.7	7,680.7
Attributable to equity holders		5,719.0	7,755.7	7,680.7

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	336

Financial statements	Notes	Appendices	Definitions
Consolidated balance sheets

As of December 31 (€, in millions, except share and per share data)	Notes	2023	2024
Assets
Cash and cash equivalents	4	7,004.7	12,735.9
Short-term investments	4	5.4	5.4
Accounts receivable, net[1]	5	4,334.1	4,477.5
Finance receivables, net	6	1,379.2	82.6
Current tax assets	21	1,001.2	283.6
Contract assets	2	240.1	320.6
Inventories, net	7	8,850.7	10,891.5
Other assets[2]	8	1,578.5	1,940.3
Total current assets		24,393.9	30,737.4

Finance receivables, net	6	60.6	317.2
Deferred tax assets	21	1,872.3	1,940.7
Loans receivable[3]	26	929.2	1,456.6
Other assets[4]	8	651.8	790.8
Equity method investments	9	919.6	903.0
Goodwill	11	4,588.6	4,588.6
Other intangible assets, net	12	741.7	621.3
Property, plant and equipment, net	13	5,493.2	6,846.8
Right-of-use assets	14	306.6	387.2
Total non-current assets		15,563.6	17,852.2

Total assets		39,957.5	48,589.6

As of December 31 (€, in millions, except share and per share data)	Notes	2023	2024
Liabilities and shareholders’ equity
Accounts payable[5]		2,347.3	3,500.4
Accrued and other liabilities[6]	15	2,177.4	2,686.6
Current tax liabilities	21	308.9	283.3
Current portion of long-term debt	16	0.1	1,010.3
Contract liabilities	2	11,441.0	12,570.8
Total current liabilities		16,274.7	20,051.4

Long-term debt	16	4,631.5	3,677.3
Deferred and other income tax liabilities	21	372.2	299.2
Contract liabilities	2	4,825.5	5,625.4
Accrued and other liabilities	15	401.2	459.5
Total non-current liabilities		10,230.4	10,061.4

Total liabilities		26,505.1	30,112.8

Ordinary shares; €0.09 nominal value;
700,000,000 shares authorized at December 31, 2024 (2023: 700,000,000)
393,283,720 issued and outstanding at December 31, 2024 (2023: 393,421,721)
Issued and outstanding shares		36.0	35.4
Share premium		3,998.1	4,049.0
Treasury shares at cost		(3,306.2)	(476.0)
Retained earnings		12,379.5	14,414.3
Accumulated other comprehensive income		345.0	454.1
Total shareholders’ equity	22	13,452.4	18,476.8

Total liabilities and shareholders’ equity		39,957.5	48,589.6
1.Accounts receivable includes amounts with related parties of €70.8 million and €7.8 million at December 31, 2024 and 2023, respectively.
2.Other assets – current includes amounts with related parties of €815.8 million and €691.9 million at December 31, 2024 and 2023, respectively.
3.Loans receivable includes amounts with related parties of €1,440.8 million and €912.4 million at December 31, 2024 and 2023, respectively.
4.Other assets – non-current includes amounts with related parties of €599.9 million and €490.8 million at December 31, 2024 and 2023, respectively.
5.Accounts payable includes amounts with related parties of €955.8 million and €4.0 million at December 31, 2024 and 2023, respectively.
6.Accrued and other liabilities – current includes amounts with related parties of €199.9 million and €199.9 million at December 31, 2024 and 2023, respectively.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	337

Financial statements	Notes	Appendices	Definitions
Consolidated statements of shareholders’ equity

	Notes	Issued and outstanding shares		Share premium	Treasury shares at cost	Retained earnings	OCI[1]	Total
(€, in millions)		Number	Amount
Balance at January 1, 2022		402.6	36.5	3,876.1	(2,422.8)	8,317.3	333.5	10,140.6
Components of comprehensive income:
Net income		—	—	—	—	5,624.2	—	5,624.2
Proportionate share of OCI from equity method investments		—	—	—	—	—	37.7	37.7
Gain (loss) on foreign currency translation		—	—	—	—	—	66.0	66.0
Gain (loss) on financial instruments	25	—	—	—	—	—	(8.9)	(8.9)
Total comprehensive income		—	—	—	—	5,624.2	94.8	5,719.0

Purchase of treasury shares	22	(8.5)	—	—	(4,639.7)	—	—	(4,639.7)
Cancellation of treasury shares	22	—	(0.3)	—	2,333.7	(2,333.4)	—	—
Share-based payments	20	—	—	68.9	—	—	—	68.9
Issuance of shares	20	0.5	0.1	(4.2)	87.5	(1.6)	—	81.8
Dividend paid	22	—	—	—	—	(2,559.8)	—	(2,559.8)
Balance at December 31, 2022		394.6	36.3	3,940.8	(4,641.3)	9,046.7	428.3	8,810.8

Components of comprehensive income:
Net income		—	—	—	—	7,839.0	—	7,839.0
Proportionate share of OCI from equity method investments		—	—	—	—	—	0.2	0.2
Gain (loss) on foreign currency translation		—	—	—	—	—	(68.3)	(68.3)
Gain (loss) on financial instruments	25	—	—	—	—	—	(15.2)	(15.2)
Total comprehensive income		—	—	—	—	7,839.0	(83.3)	7,755.7

Purchase of treasury shares	22	(1.6)	—	—	(1,000.0)	—	—	(1,000.0)
Cancellation of treasury shares	22	—	(0.3)	—	2,105.1	(2,104.8)	—	—
Share-based payments	20	—	—	134.8	—	—	—	134.8
Issuance of shares	20	0.5	—	(77.5)	230.0	(53.1)	—	99.4
Dividend paid	22	—	—	—	—	(2,348.3)	—	(2,348.3)
Balance at December 31, 2023		393.5	36.0	3,998.1	(3,306.2)	12,379.5	345.0	13,452.4

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	338

Financial statements	Notes	Appendices	Definitions
Consolidated statements of shareholders’ equity (continued)

	Notes	Issued and outstanding shares		Share premium	Treasury shares at cost	Retained earnings	OCI[1]	Total
(€, in millions)		Number	Amount
Balance at December 31, 2023		393.5	36.0	3,998.1	(3,306.2)	12,379.5	345.0	13,452.4
Components of comprehensive income:
Net income		—	—	—	—	7,571.6	—	7,571.6
Proportionate share of OCI from equity method investments		—	—	—	—	—	(12.1)	(12.1)
Gain (loss) on foreign currency translation		—	—	—	—	—	91.9	91.9
Gain (loss) on financial instruments	25	—	—	—	—	—	29.3	29.3
Total comprehensive income		—	—	—	—	7,571.6	109.1	7,680.7

Purchase of treasury shares	22	(0.6)	(0.1)	—	(499.9)	—	—	(500.0)
Cancellation of treasury shares	22	—	(0.5)	—	3,050.4	(3,049.9)	—	—
Share-based payments	20	—	—	172.6	—	—	—	172.6
Issuance of shares	20	0.4	—	(121.7)	279.7	(34.0)	—	124.0
Dividend paid	22	—	—	—	—	(2,452.9)	—	(2,452.9)
Balance at December 31, 2024		393.3	35.4	4,049.0	(476.0)	14,414.3	454.1	18,476.8
1.As of December 31, 2024, accumulated OCI consists of €20.9 million gain relating to our proportionate share of other comprehensive income from equity method investments (2023: €33.0 million gain; 2022: €32.8 million gain), €411.5 million relating to foreign currency translation gain (2023:
€319.6 million gain; 2022: €387.9 million gain) and €21.7 million relating to unrealized gain on financial instruments (2023: €7.6 million loss; 2022: €7.6 million gain).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	339

Financial statements	Notes	Appendices	Definitions
Consolidated statements of cash flows

Year ended December 31 (€, in millions)	Notes	2022	2023	2024
Cash flows from operating activities
Net income		5,624.2	7,839.0	7,571.6
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization[1]	12, 13	583.6	739.8	918.6
Impairment and loss on disposal	12, 13	39.3	37.5	35.8
Share-based compensation expense	18, 20	68.9	134.8	172.6
Inventory reserves	7	278.5	485.3	554.7
Deferred tax expense (benefit)	21	(564.2)	(133.6)	(144.8)
Equity method investments[2]	9	15.3	4.2	4.4
Changes in assets and liabilities:
Accounts receivable, net	5	(2,338.0)	959.9	(139.9)
Finance receivables, net	6	212.2	(88.6)	1,038.7
Inventories	7	(2,080.9)	(1,646.9)	(1,860.9)
Other assets	8	(864.3)	(344.3)	(1,299.0)
Accrued and other liabilities	15	439.7	222.0	625.5
Accounts payable		406.2	(261.7)	1,127.6
Current tax assets and liabilities	21	33.6	(939.4)	689.5
Contract assets and liabilities	2	6,632.7	(1,564.6)	1,871.8
Net cash provided by operating activities		8,486.8	5,443.4	11,166.2

Cash flows from investing activities
Purchase of property, plant and equipment[3]	13	(1,281.8)	(2,155.6)	(2,067.2)
Purchase of intangible assets	12	(37.5)	(40.6)	(15.9)
Purchase of short-term investments	4	(334.3)	(23.6)	(305.2)
Maturity of short-term investments	4	864.7	125.6	305.2
Loans issued and other investments[4]	26	(240.0)	(561.5)	(526.2)
Acquisition of subsidiaries (net of cash acquired)	10	—	(33.6)	—
Net cash used in investing activities		(1,028.9)	(2,689.3)	(2,609.3)

Year ended December 31 (€, in millions)	Notes	2022	2023	2024
Cash flows from financing activities
Dividend paid	22	(2,559.8)	(2,348.3)	(2,452.9)
Purchase of treasury shares	22	(4,639.7)	(1,000.0)	(500.0)
Net proceeds from issuance of shares	20	81.8	99.4	124.0
Net proceeds from issuance of notes, net of issuance costs	16	495.6	997.8	22.5
Repayment of debt and finance lease obligations	14, 16	(516.2)	(752.8)	(25.7)
Net cash used in financing activities		(7,138.3)	(3,003.9)	(2,832.1)

Net cash flows		319.6	(249.8)	5,724.8
Effect of changes in exchange rates on cash		(3.1)	(13.8)	6.4
Net increase (decrease) in cash and cash equivalents		316.5	(263.6)	5,731.2
Cash and cash equivalents at beginning of the year	4	6,951.8	7,268.3	7,004.7
Cash and cash equivalents at end of the year	4	7,268.3	7,004.7	12,735.9

Supplemental disclosures of cash flow information
Unpaid portion of property, plant and equipment, excluded in investing activities, included in accounts payable		50.3	49.3	23.6
Interest received		42.4	190.8	169.5
Interest paid		(82.2)	(137.8)	(160.0)
Income taxes paid, net of refunds		(1,734.6)	(2,568.3)	(1,098.0)
1.Depreciation and amortization include depreciation of property, plant and equipment, amortization of intangible assets, amortization of underwriting commissions, and discount related to the bonds and credit facility.
2.Equity method investments relates to our 24.9% equity interest in Carl Zeiss SMT Holding GmbH & Co. KG and includes our share of the net result, dividends received and other equity movements, as well as the capitalization of our R&D funding to Carl Zeiss SMT Holding GmbH & Co.
KG as disclosed in Note 26 Related parties and variable interest entities. The dividend received is a cash inflow of €225.4 million (2023: €218.0 million; 2022: €178.7 million).
3.Purchase of property, plant and equipment includes a cash outflow of €0.0 million (2023: €45.1 million; 2022: €33.8 million) to related parties.
4.Loans issued and other investments includes a cash outflow of €528.4 million (2023: €548.0 million, 2022: €240.0 million) to related parties, which is partly offset with other repayments.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	340

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements
1. General information / summary of general accounting policies
ASML is a leading supplier to the semiconductor industry. We provide chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with our partners, we drive the advancement of more affordable, more powerful and more energy-efficient microchips. We enable groundbreaking technology to solve some of humanity’s toughest challenges in healthcare, energy use and conservation, mobility and agriculture. Headquartered in Europe’s top tech hub, the Brainport Eindhoven region in the Netherlands, we are a global team of more than 44,000 full-time employees (FTEs). Our principal operations are in EMEA, North America and Asia.
Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and Nasdaq. The principal trading market of our ordinary shares is Euronext Amsterdam.
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
We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our Consolidated financial statements. Our most critical accounting estimates relate to revenue recognition (see Note 2 Revenue from contracts with customers). Although still considered an accounting estimate, the recoverability of deferred tax assets for capitalized R&D costs is no longer considered a critical accounting estimate. This is as the majority of our R&D expenses at US level are no longer eligible for capitalization for tax purposes, resulting now in the related deferred tax asset balance decreasing over time due to amortization.
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
Foreign currency translation
The financial information for subsidiaries with a functional currency outside the Eurozone is measured using a mix of local currencies or the euro as the functional currency. The Financial statements of those foreign subsidiaries with a functional currency different than the euro are translated into euros in the preparation of ASML’s Consolidated financial statements. Assets and liabilities are translated into euros at the exchange rate on the respective balance sheet dates, and income and costs are translated into euros based on the average exchange rate for the corresponding period. The resulting translation adjustments are recorded directly in shareholders’ equity.
New US GAAP accounting pronouncements adopted
During 2024, there were no new US GAAP accounting pronouncements that were adopted which have a material impact on our Consolidated financial statements.
New US GAAP accounting pronouncements issued but not adopted
For 2024, there are no new US GAAP accounting pronouncements issued which have not yet been adopted and are expected to have a material impact on our Consolidated financial statements.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	341

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
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
Depending on the contract, we generally obtain a right to payment for our systems through a reservation of a production slot and/or upon delivery of our systems, with the remaining portion upon final acceptance of our systems. Right to payment for our service and field options occurs upon delivery or completion of the service unless described otherwise. The payment is typically due 15–45 days after the aforementioned events. Our contracts typically include cancellation penalties that provide economic protection from the risk of customer cancellation. The costs related to our sales are recognized as cost of sales.
We generate revenue from the sale of integrated patterning solutions for the semiconductor industry, which mainly consist of systems, system-related options and upgrades, other holistic lithography solutions and customer services.
The main portion of our net sales is derived from volume purchase agreements with our customers that have multiple performance obligations, which mainly include the sales of our systems, system-related options, installation, training, and extended and enhanced warranties. In our volume purchase agreements we offer customers discounts in the normal course of sales negotiations. As part of these volume purchase agreements, we may also offer free goods or services and credits that can be used toward future purchases. Occasionally, systems, with the related extended and enhanced warranties, installation and training services, are ordered individually. Our sales agreements do not include a right of return for any reason other than not meeting the agreed-upon specifications.
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
The consideration paid for our performance obligations is typically fixed. However, most of our volume purchase agreements with customers contain some component of variable consideration, typically dependent on the final volume of systems ordered by the customer or the system performance. Variable consideration is estimated at contract inception for each performance obligation based on communication with the customer to understand their requirements and roadmap. This is subsequently updated each quarter, using either the expected value method or the most likely amount method, whichever is determined to best predict the consideration to be collected from the customer. Variable consideration is only included in the transaction price if it is considered probable that a significant revenue reversal will not occur.
In certain scenarios when entering into a volume purchase agreement, free goods or services are provided directly or through a voucher that can be used on future contracts. Consideration from the contract will be allocated to these performance obligations and revenue recognized when control transfers based on the nature of the goods or services provided.
As a practical expedient, we do not record a significant financing component when we expect, at contract inception, that the period between the transfer of the products or services to the customer and customer payment for the products or services will be one year or less. In addition, most of our contracts require our customers to pay a down payment on systems to be shipped. We do not record a significant financing component for down payments, as the timing difference between when the consideration is paid and when the system is transferred to the customer arises from reasons other than financing.
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
For options to buy goods or services that are considered a material right, the discount offered from the standalone selling price will be allocated from the consideration of the other goods and services in the contract if it is determined the customer will exercise the option to buy, adjusted for the likelihood. Revenue will be recognized in line with the nature of the related goods or services. If it is subsequently determined that the customer will not exercise the option to buy, or the option expires, revenue will be recognized.
Occasionally we enter into bill-and-hold transactions, where we invoice a customer for a system that is ready for delivery but not shipped to the customer until a later date, based on the customer’s request. Transfer of control is determined to have occurred only when there is a substantive reason for the arrangement, the system is separately identified as belonging to the customer, the good has been accepted by the customer and is ready for delivery, and we do not have the ability to direct the use of the system.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	342

Financial statements	Notes	Appendices	Definitions
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
•The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for the purposes of classifying the lease;
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
Leases that are not a sales-type lease are operating lease arrangements. If we have offered the customer an operating lease arrangement, the system is included in Property, plant and equipment upon commencement of the lease. Revenue from operating lease arrangements is recognized in the Consolidated statements of operations on a straight-line basis over the term of the lease contract.

Goods or services	Nature, timing of satisfying the performance obligations and significant payment terms
New systems
New systems sales include i-line, KrF, ArF dry, ArF immersion, NXE and EXE-related systems, along with the related factory options ordered with the base system, as well as metrology and inspection systems.

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

Transfer of control and recognition of revenue of a system undergoing a FAT, and for which customer acceptance at FAT is proven, will occur upon delivery of the system.

Transfer of control and recognition of revenue of a system not undergoing a FAT, or for which customer acceptance at FAT is not proven, will occur after successful installation upon customer acceptance of the system at SAT.

New system sales do not meet the requirements for over time revenue recognition because our customers do not simultaneously receive and consume the benefits provided by our performance, or control the asset throughout any stage of our production process, or the systems are considered to have alternative use.

Used systems
We have no repurchase commitments in our general sales terms and conditions;
however, we occasionally repurchase systems that we previously manufactured and sold, in order to refurbish and resell the system to a different customer. This repurchase decision is mainly driven by market demand expressed by other customers.

Transfer of control of a used system, and recognition of revenue, follow the same logic as for our ‘New systems’.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	343

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)

Goods or services	Nature, timing of satisfying the performance obligations and significant payment terms
Field upgrades and options (system enhancements)
Field upgrades and options mainly relate to goods and services that are delivered for systems already installed in the customer factories. Certain upgrades require significant installation efforts, enhancing an asset the customer controls, and therefore resulting in transfer of control over the period of installation. The method of measuring progress is based on what best depicts the satisfaction of our obligation in transferring control. This is generally based on either the cost incurred method, which is estimated using labor hours, or the value transferred method, which is estimated using system performance measurements. For the options and other upgrades for which the customer receives and consumes the benefit at the moment of delivery, the transfer of control and recognition of revenue will occur upon delivery.

As long as we are not able to make a reliable estimate of the total efforts needed to complete the upgrade, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or completion of the upgrade.

New product introduction
If the installation of new products is determined not to be a separate performance obligation or if there is not a sufficient established history of acceptance on FAT, a new product is considered to be a “new product introduction".

Transfer of control and revenue recognition for new product introductions occurs after successful installation and customer acceptance at SAT. Once there is an established history of successful installation and customer acceptance, revenue will be recognized consistent with other systems and goods after transfer of control.

Installation
Installation is provided within the selling price of a system. Installation is considered to be distinct if it does not significantly modify the system being purchased and the customer or a third party could be capable of performing the installation themselves, if desired. Transfer of control takes place over the period of installation from delivery through SAT, measured on a straight-line basis, as our performance is satisfied evenly over this period of time. Installation is not considered to be distinct when recognition of revenue related to a system occurs upon customer acceptance of the system at SAT after installation is complete.

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

Goods or services	Nature, timing of satisfying the performance obligations and significant payment terms
Time-based licenses and related services
Time-based licenses relate to software licenses and the related services which are sold for a period of time. The licenses and the related services are not considered to be individually distinct, as the support services are integral to the customer’s ability to continue to use the software license in the rapidly changing technological environment.
The transfer of control takes place over the license term, measured on a straight-line basis, as our performance is satisfied evenly over this period of time. Payments are generally made in installments throughout the license term.

Application projects
Application projects are node transition and consulting projects which at times may be provided as free service within a volume purchase agreement. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours, as this best depicts the transfer of control of these kind of services.

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
Field projects (relocations)
Field projects represent mainly relocation services. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours, as this best depicts the transfer of control of our service.

OnPulse maintenance
OnPulse maintenance services are provided over a specified period of time on our light source systems. Payment is determined by the number of pulses counted from each light source system, which is variable. Invoicing is monthly based on the pulses counted. Revenue is recognized in line with invoicing using the practical expedient in
ASC 606-10-55-18.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	344

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Disaggregation of revenue
Our revenue from contracts with customers, on a disaggregated basis, aligns with our reportable segment disclosures with the addition of disaggregation of net system sales per technology and per end-use.
Net system sales per technology were as follows:

Year ended December 31	2022		2023		2024
	in units	in € millions	in units	in € millions	in units	in € millions
EXE	—	—	—	—	2	465.0
NXE	40	7,045.3	53	9,124.0	42	7,856.4
ArF immersion	81	5,236.5	125	9,017.4	129	9,667.0
ArF dry	28	623.7	32	780.2	28	774.4
KrF	151	1,653.7	184	2,202.5	152	1,991.2
I-line	45	211.5	55	278.4	65	369.2
Metrology & Inspection	216	659.6	151	536.1	165	645.5
Total	561	15,430.3	600	21,938.6	583	21,768.7
Net system sales per end-use were as follows:

Year ended December 31	2022		2023		2024
	in units	in € millions	in units	in € millions	in units	in € millions
Logic	357	9,977.6	439	15,984.7	399	13,195.1
Memory	204	5,452.7	161	5,953.9	184	8,573.6
Total	561	15,430.3	600	21,938.6	583	21,768.7
Contract assets and liabilities
The contract assets relate to our right to a consideration in exchange for goods or services delivered, when that right is conditional on something other than the passage of time. The contract assets are transferred to the receivables when the receivables become unconditional. The contract liabilities primarily relate to remaining performance obligations for which consideration has been received for goods and services not yet recognized in revenue, as well as deferred revenue from goods and services delivered, based on the allocation of the consideration to the related performance obligations in the contract.
The majority of our customer contracts result in both asset and liability positions. At the end of each reporting period, these positions are netted on a contract basis and presented as either an asset or a liability in the
Consolidated balance sheets. Consequently, a contract balance can change between periods from a net contract asset balance to a net contract liability balance in the balance sheet, and vice versa.
Significant changes in the contract assets and the contract liabilities balances during the periods are as follows.

Year ended December 31 (€, in millions)	2023		2024
	Contract assets	Contract liabilities	Contract assets	Contract liabilities
Balance at beginning of the year	131.9	17,750.9	240.1	16,266.5
Transferred from contract assets to accounts receivables	(402.0)	—	(213.2)	—
Revenue recognized during the year ending in contract assets	135.1	—	275.9	—
Revenue recognized that was included in contract liabilities	—	(11,106.1)	—	(9,047.5)
Changes as a result of cumulative catch-up adjustments arising from changes in estimates	—	(24.9)	—	(61.3)
Remaining performance obligations for which considerations have been received, or for which we have an unconditional right to consideration	—	9,416.3	—	11,483.4
Transfer between contract assets and liabilities	375.1	375.1	17.8	17.8
Other	—	(144.8)	—	(462.7)
Total	240.1	16,266.5	320.6	18,196.2

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	345

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The increase in the net contract liabilities to €17.9 billion as of December 31, 2024, compared to €16.0 billion as of
December 31, 2023, is mainly driven by systems shipped for which revenue has not yet been recognized, as well as an increase in payments for goods and services which will be delivered in the future. Cumulative catch-up adjustments recognized in our current year’s revenue are due to updated estimates for system volume, discounts and credits included in our volume purchase agreements. The increase in “Other”, compared to 2023, is mainly due to an increase of down payments reclassified to refund liabilities. Refund liabilities are presented as accrued and other liabilities in the Consolidated balance sheets.
Remaining performance obligations
Our customers generally commit to purchase systems, service or field options through separate sales orders and service contracts. Typically the terms and conditions of these sales orders come from volume purchase agreements with our customers which cover up to five years. The revenues for each committed performance obligation are estimated based on the terms and conditions agreed through the volume purchase agreements.
When revenues will be recognized is mainly dependent on when systems are delivered or installed, as well as when service projects and field upgrades are performed and completed. All of which is estimated based on contract terms and communication with our customers, including the customer facility readiness to take delivery of our goods or services, as well as applicable export control restrictions. The volume purchase agreements may be subject to modifications or changes in estimates, impacting the amount and timing of revenue recognition for the anticipated revenues.
As of December 31, 2024, the remaining performance obligations amount to €43.3 billion (December 31, 2023:
€45.0 billion). The remaining performance obligations mainly include orders related to DUV immersion, NXE and EXE lithography systems. We estimate that 59% (December 31, 2023: 57%) of these anticipated revenues will be recognized during the next 12 months.
3. Segment disclosure
ASML has one reportable segment, since we are a holistic lithography solution provider, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. The Chief Operating Decision Maker regularly sets and monitors goals and boundaries on a consolidated basis to make decisions about resource allocation and assess performance. ASML's Chief Operating Decision Maker is the combination of the functions of the CEO and CFO.
Management reporting includes net system sales figures of new and used systems, sales per technology and sales per end-use. For sales per technology and end-use, see Note 2 Revenue from contracts with customers. The Chief
Operating Decision Maker predominantly uses consolidated net income and sales to evaluate income generated from segment assets in deciding whether to reinvest profits into the segment or invest in other activities, such as share buybacks or payments of dividends. Consolidated net income and sales are used to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment.
All significant segment expenses are presented in the Consolidated statements of operations and are regularly reviewed by the Chief Operating Decision Maker.
Net system sales for new and used systems were as follows:

Year ended December 31 (€, in millions)	2022	2023	2024
New systems	15,152.3	21,622.4	21,139.7
Used systems	278.0	316.2	629.0
Net system sales	15,430.3	21,938.6	21,768.7
For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets are attributed to the geographic location in which these assets are located. Total net sales and long-lived assets by geographic region were as follows:

Year ended December 31 (€, in millions)	2022		2023		2024
	Total net sales	Long-lived assets	Total net sales	Long-lived assets	Total net sales	Long-lived assets
Japan	1,008.6	7.9	613.6	10.4	1,156.0	16.0
South Korea	6,045.6	85.4	6,949.2	148.1	6,408.8	241.6
Singapore	475.5	5.5	282.1	5.0	285.0	4.3
Taiwan	8,095.5	216.3	8,074.6	354.5	4,354.0	473.8
China	2,916.0	40.8	7,251.8	48.6	10,195.1	72.7
Rest of Asia	7.2	0.2	3.9	0.2	3.5	0.1
Netherlands	9.2	2,748.5	25.1	3,783.6	16.6	4,621.4
EMEA	624.5	228.5	1,206.8	314.5	1,322.1	443.1
United States	1,991.3	803.8	3,151.4	1,134.9	4,521.8	1,361.0
Total	21,173.4	4,136.9	27,558.5	5,799.8	28,262.9	7,234.0
In 2024, four customers exceeded more than 10% of total net sales, totaling €15.2 billion, or 53.8%, of total net sales. In 2023 and 2022, two customers exceeded more than 10% of total net sales, in 2023 totaling €14.9 billion, or
53.9% (2022: €11.8 billion, or 55.8%). Our three largest customers (based on total net sales) accounted for €2.6 billion, or 54.1%, of accounts receivable and finance receivables at December 31, 2024, compared with €3.7 billion, or 64.4%, at December 31, 2023 and €5.3 billion, or 78.6%, at December 31, 2022.
The increase in total net sales of €0.7 billion, or 2.6%, to €28.3 billion in 2024, from €27.6 billion in 2023 is mainly driven by the first EXE systems being successfully installed in the field, increased DUV immersion system shipments and higher net service and field option sales. This was partially offset by lower NXE sales due to fewer NXE capacity additions by our customers.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	346

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The increase in net service and field option sales is mainly driven by higher service sales, which has benefited from a growing installed base and higher lithography tool utilization levels at certain customers.
The Logic sector experienced a slower ramp of new nodes at some customers, leading to multiple fab push-outs and changes in the timing of demand. The Memory sector was stronger in 2024 due to technology transitions driven by artificial intelligence (AI)-related Memory demand. China saw the largest absolute geographic sales growth in support of expanding capacity to meet worldwide demand and was able to catch up on the backlog of orders that were previously unfulfilled due to supply constraints.
The increase in long-lived assets in the Netherlands during 2024 is primarily related to the construction of factory and research facility expansions and office space at our headquarters in Veldhoven, in order to support our continued growth. In the US the increase is primarily related to the expansion of the Wilton factory site.
4. Cash and cash equivalents and short-term investments
Accounting policy
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, deposits with governments and government-related bodies, money market funds and bank accounts readily convertible to known amounts of cash with insignificant interest rate risk and original maturities to the entity holding the investments for three months or less at the date of acquisition.
Investments with original maturities at the date of acquisition greater than three months and one year or less are presented as short-term investments. Fair value changes in these investments, which are not temporary, are recognized in the Consolidated statements of operations. Short-term investments have insignificant interest rate risk.
Cash and cash equivalents and short-term investments consist of the following:

Year ended December 31 (€, in millions)	2023	2024
Deposits with financial institutions, governments and government-related bodies	1,348.7	4,850.4
Investments in money market funds	3,167.4	6,379.2
Bank accounts	2,488.6	1,506.3
Cash and cash equivalents	7,004.7	12,735.9

Deposits with financial institutions, governments and government-related bodies	5.4	5.4
Short-term investments	5.4	5.4
Cash and cash equivalents mainly increased due to net cash provided by operating activities, driven by net income and down payments. This increase is partly offset by purchases of property, plant and equipment, purchases of treasury shares, loans issued and dividend paid.
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
As of December 31, 2024, no restrictions on usage of cash and cash equivalents exist (2023: no restrictions).
5. Accounts receivable, net
Accounting policy
Accounts receivable are initially measured at fair value and are subsequently measured at amortized cost, less allowance for credit losses, if material. The carrying amount of the accounts receivable approximates the fair value.
We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, aging of the accounts receivable balances, expected lifetime losses and current economic conditions that may affect a customer’s ability to pay.
When entering into arrangements to sell our receivable, we derecognize the receivable only when meeting the derecognition criteria. The criteria require isolation from the seller, granting the buyer the right to pledge or exchange the receivables, and legal transfer of control over the receivable.
Accounts receivable consist of the following:

Year ended December 31 (€, in millions)	2023	2024
Accounts receivable, gross	4,334.1	4,477.5
Allowance for credit losses	—	—
Accounts receivable, net	4,334.1	4,477.5
The increase in accounts receivable as of December 31, 2024, compared to December 31, 2023, is mainly due to the timing of cash receipts from our customers, which is partially offset by increased factoring of receivables.
In 2024, €2,042.7 million of receivables were sold through factoring arrangements (2023: €993.4 million). The amounts consist of €1,639.9 million (2023: €245.8 million) of regular trade receivables and €402.8 million (2023:
€747.6 million) of absolute, unconditional, irrevocable accounts receivable for down payments on systems to be shipped in 2025 and thereafter. These receivables have been derecognized, since the assets were isolated from the seller, control was transferred to the buyer and there were no restrictions on the buyer related to the factored items.
The fair value of the receivables sold was substantially the same as their carrying value. The cash receipt is treated as an operating cash flow within the Consolidated statements of cash flows.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	347

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
6. Finance receivables, net
Accounting policy
Finance receivables consist of receivables in relation to sales-type leases. We perform ongoing credit evaluations of our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, expected lifetime losses and current economic conditions that may affect a customer’s ability to pay.
The following table lists the components of the finance receivables as of December 31, 2024 and 2023:

Year ended December 31 (€, in millions)	2023	2024
Finance receivables, gross	1,439.8	399.8
Unearned interest	—	—
Finance receivables, net	1,439.8	399.8
Current portion of finance receivables, gross	1,379.2	82.6
Current portion of unearned interest	—	—
Non-current portion of finance receivables, net	60.6	317.2
The decrease in finance receivables as of December 31, 2024, compared to December 31, 2023, is the result of systems being purchased at the end of their free-use or evaluation periods, partially offset by additional systems shipped with a free-use or evaluation period. These sales-type leases support the capacity ramp-up of high-end systems which are part of the early-insertion life cycle of the technology or system type. It is expected that these systems will be purchased at the end of the free-use or evaluation period.
Gross profit recognized at the commencement date of the lease for our sales-type leases amounted to €114.3 million during 2024 (2023: €460.9 million; 2022: €429.1 million).
At December 31, 2024, payments of the finance receivables in the next five years and thereafter are:

(€, in millions)	Amount
2025	82.6
2026	317.2
2027	—
2028	—
2029	—
Thereafter	—
Finance receivables, gross	399.8
In 2024, 2023 and 2022 we did not record any expected credit losses from finance receivables. As of December 31,
2024, the finance receivables were neither past due nor impaired.
7. Inventories, net
Accounting policy
Inventory costs are computed on a first-in, first-out basis. Our inventory values comprise purchased materials, freight expenses, customs, duties, production labor and overhead. The valuation of inventory includes determining which fixed production overhead costs should be capitalized into inventory based on the normal capacity of our manufacturing and assembly facilities. During periods when production is below our established normal capacity level, some of our fixed overhead costs are not included in the cost of inventory; instead, they are recognized as cost of sales as incurred.
Inventory is valued at the lower of cost or net realizable value, based on assumptions about future demand and market conditions. Valuation of inventory also requires us to establish provisions for inventory that is defective, obsolete or in excess. We use our demand forecast to develop manufacturing plans and utilize this information to compare against raw materials and work-in-progress and finished product levels to determine the amount of defective, obsolete or excess inventory.
Inventories consist of the following:

Year ended December 31 (€, in millions)	2023	2024
Raw materials	4,057.3	4,911.2
Work-in-process	3,388.1	4,872.3
Finished products	2,098.5	2,019.5
Inventories, gross	9,543.9	11,803.0
Inventory reserves	(693.2)	(911.5)
Inventories, net	8,850.7	10,891.5
The increase in inventory in 2024, compared to 2023, is mainly driven by the introduction of EXE. Additionally, inventory increased in 2024 due to higher costs and longer cycle times of our latest technologies and growing install base.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	348

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
A summary of movements in the inventory reserves is as follows:

Year ended December 31 (€, in millions)	2023	2024
Balance at beginning of year	(466.9)	(693.2)
Additions for the year	(485.3)	(554.7)
Effect of changes in exchange rates	2.4	(1.7)
Utilization of the reserve	256.6	338.1
Balance at end of year	(693.2)	(911.5)
The additions for 2024, 2023 and 2022 are recorded in cost of sales. The additions for the year mainly relate to inventory items which became obsolete due to technological developments and design changes.
8. Other assets
Other current and non-current assets consist of the following:

Year ended December 31 (€, in millions)	2023	2024
Advance payments to Carl Zeiss SMT GmbH[1]	691.9	815.8
Prepaid expenses	472.1	555.5
Derivative financial instruments[2]	19.8	96.5
VAT receivable	302.2	279.1
Other assets	92.5	193.4
Other current assets	1,578.5	1,940.3

Advance payments to Carl Zeiss SMT GmbH[1]	490.8	599.9
Prepaid expenses	40.9	49.5
Derivative financial instruments[2]	11.3	—
Compensation plan assets	95.2	113.1
Other assets	13.6	28.3
Other non-current assets	651.8	790.8
1.For further details on advance payments to Carl Zeiss SMT GmbH, see Note 26 Related parties and variable interest entities.
2.For further details on derivative financial instruments, see Note 25 Financial risk management.
Prepaid expenses mainly include prepaid income taxes of intercompany profit on inventory that has not yet been realized by ASML of €380.1 million (2023: €324.5 million).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	349

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
9. Equity method investments
Accounting policy
Equity investments which we are able to exercise significant influence over but do not control, are accounted for using the equity method and presented on our Consolidated balance sheets within Equity method investments. The difference between the cost of our investment and our proportionate share in the carrying value of the investee’s underlying net assets as of the acquisition date is the basis difference. The basis difference is allocated to the identifiable assets and liabilities based on their fair value as of the acquisition date (i.e. the date on which we obtain significant influence), with the excess costs of the investment over our proportional fair value of the identifiable assets and liabilities being equity method goodwill.
We amortize the basis difference related to the other intangible assets over the estimated remaining useful lives of these assets that gave rise to this difference. The remaining weighted-average life of the finite-lived intangible assets acquired is 12.1 years and is amortized using a straight-line method. In-process R&D is initially capitalized at fair value as an intangible asset with an indefinite life. When the R&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If the project is abandoned, we will record the full basis difference charge for the value of the related intangible asset in our Consolidated statements of operations in the period of abandonment. Equity method goodwill is not amortized or tested for impairment;
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
Equity method investments consists of a 24.9% equity interest acquired on June 29, 2017, in Carl Zeiss SMT
Holding GmbH & Co. KG, a limited partnership that owns Carl Zeiss SMT GmbH, our single supplier of optical columns.
For the year ended December 31, 2024, we recorded a profit from Equity method investments of €209.8 million
(2023: €191.3 million) in our Consolidated statements of operations. This profit includes the following components:
•Profit of €216.4 million (2023: €212.1 million) related to our share of Carl Zeiss SMT Holding GmbH & Co. KG’s net income after accounting policy alignment
•Cost due to basis difference amortization related to intangible assets of €27.4 million (2023: €26.7 million)
•Cost/(Gain) due to intercompany profit elimination of €(20.8) million (2023: €(5.9) million)
In 2024, we received a dividend of €225.4 million (2023: €218.0 million) from Carl Zeiss SMT Holding GmbH
& Co. KG.
Carl Zeiss SMT Holding GmbH & Co. KG is a privately held company; therefore, quoted market prices for its stock are not available.
10. Business combinations and divestitures
Accounting policy
Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred at fair value, the fair value of identifiable assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e. the date on which we obtain control). Goodwill is capitalized as the excess of the costs of an acquired subsidiary, net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed. Acquisition-related costs are expensed when incurred in the period in which they arise or the service is received.
Business combinations
During 2023 we concluded the acquisition of EO Technical Solutions, LLC, which functions as a parts repair and rebuild services company. In 2023, we also acquired part of the semiconductor equipment activities from Philips
Engineering Solutions. The total related goodwill of €33.0 million has been allocated to the ASML reporting unit.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	350

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
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
Goodwill is tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. To determine whether it is necessary to perform the quantitative goodwill impairment test, we perform a step-zero qualitative assessment annually. If we determine that it is more likely than not that the fair value of a reporting unit will exceed its carrying amount, we do not perform a quantitative goodwill impairment test.
Goodwill mainly results from the acquisitions of Cymer and HMI. The balance as of December 31, 2024, is €4,588.6 million (2023: €4,588.6 million).
We have identified two reporting units: Reporting Unit ASML and Reporting Unit Cymer Light Sources. As of
December 31, 2024, the goodwill allocated to Reporting Unit ASML amounts to €4,126.3 million (2023: €4,126.3 million) and Reporting Unit Cymer Light Sources amounts to €462.3 million (2023: €462.3 million).
Based on our assessment during the annual goodwill impairment test, we believe it is more likely than not that the fair values of the reporting units exceed their carrying amounts, and therefore goodwill was not impaired as of
December 31, 2024. The accumulated impairment as of December 31, 2024, is nil (2023: nil).
12. Intangible assets, net
Accounting policy
Intangible assets include brands, intellectual property, developed technology, customer relationships and other intangible assets not yet available for use. These finite-lived intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method based on the estimated useful lives of the assets.
Finite-lived intangible assets are assessed for impairment annually, or whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.
The following table shows the respective useful lives for intangible assets:

Category	Estimated useful life
Brands	20 years
Intellectual property	3–10 years
Developed technology	6–15 years
Customer relationships	8–18 years
Other	2–10 years

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	351

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
As of December 31, 2024, intangible assets consist mainly of brands, intellectual property, developed technology and customer relationships obtained from the acquisitions of HMI (2016) and Cymer (2013):

€, in millions	Brands	Intellectual property	Developed technology	Customer relationships	Other	Total
Cost
Balance at January 1, 2023	38.9	147.1	1,220.2	228.6	222.5	1,857.3
Additions	—	—	—	—	39.3	39.3
Disposals	—	—	—	—	(0.3)	(0.3)
Effect of changes in exchange rates	—	—	—	—	(1.4)	(1.4)
Balance at December 31, 2023	38.9	147.1	1,220.2	228.6	260.1	1,894.9

Additions	—	—	—	—	14.3	14.3
Disposals	—	—	—	—	(0.6)	(0.6)
Effect of changes in exchange rates	—	—	—	—	(0.1)	(0.1)
Balance at December 31, 2024	38.9	147.1	1,220.2	228.6	273.7	1,908.5

Accumulated amortization
Balance at January 1, 2023	14.9	95.8	677.4	121.3	105.5	1,014.9
Amortization	1.9	8.3	76.8	12.7	27.9	127.6
Impairment charges	—	—	—	—	11.1	11.1
Disposals	—	—	—	—	(0.3)	(0.3)
Effect of changes in exchange rates	—	—	—	—	(0.1)	(0.1)
Balance at December 31, 2023	16.8	104.1	754.2	134.0	144.1	1,153.2

Amortization	1.9	8.3	74.5	12.6	28.7	126.0
Impairment charges	—	—	—	—	8.0	8.0
Disposals	—	—	—	—	(0.5)	(0.5)
Effect of changes in exchange rates	—	—	—	—	0.5	0.5
Balance at December 31, 2024	18.7	112.4	828.7	146.6	180.8	1,287.2

Carrying amount
December 31, 2023	22.1	43.0	466.0	94.6	116.0	741.7
December 31, 2024	20.2	34.7	391.5	82.0	92.9	621.3

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	352

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The Consolidated statements of operations include the following amortization charges:

Year ended December 31 (€, in millions)	2022	2023	2024
Cost of sales	105.9	102.7	103.8
R&D costs	18.2	19.5	20.8
SG&A	11.0	5.4	1.4
Total amortization	135.1	127.6	126.0
As of December 31, 2024, the intangible assets not yet available for use, as included in Other, amount to €11.8 million (2023: €37.3 million) and are allocated to Reporting Unit ASML.
As of December 31, 2024, the estimated amortization expenses for intangible assets for the next five years and thereafter are as follows:

€, in millions	Amount
2025	123.4
2026	118.1
2027	115.1
2028	94.4
2029	61.7
Thereafter	108.6
Total	621.3
13. Property, plant and equipment, net
Accounting policy
Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment losses.
Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Property, plant and equipment are depreciated on a straight-line basis in the Consolidated statements of operations over their estimated useful lives, except for land, which is not depreciated. Government grants related to assets are recognized when the grant conditions have been substantially met. Government grants are presented as a deduction of the carrying amount of the asset they relate to and recognized in the Consolidated statements of operations on a systematic basis over the useful life of the asset.
Evaluation systems leased to our customers under an operating lease are capitalized as Property, plant and equipment at cost and depreciated over the respective lease term. Leased assets that are returned to ASML upon expiration of the lease term are either taken back into Property, plant and equipment, as they will be used internally by D&E or transferred back to Inventories to be reworked and sold.
The carrying values of prototypes, tooling and equipment that are intended to be sold, but first internally utilized for
R&D purposes, are reclassified from inventories to Property, plant and equipment and depreciated while being internally used. When no longer required for R&D activities, the assets’ carrying value is reclassified back to
Inventories and reworked to make them ready for sale to our customers. These transfers are reported as Net non-
cash movements to/from inventories in our Property, plant and equipment movement schedule.
Property, plant and equipment is assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.
The following table shows the respective useful lives for Property, plant and equipment:

Category	Estimated useful life
Buildings	5–45 years
Machinery and equipment	1–7 years
Leasehold improvements	1–10 years
Furniture, fixtures and other	3–5 years

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	353

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Property, plant and equipment consists of the following:

€, in millions	Land and buildings	Machinery and equipment	Leasehold improvements	Furniture, fixtures and other	Total
Cost
Balance at January 1, 2023	3,314.0	2,777.6	400.8	497.0	6,989.4
Additions	1,019.3	1,050.2	79.7	94.4	2,243.6
Disposals	(1.6)	(45.1)	(0.8)	(2.1)	(49.6)
Net non-cash movements to/from Inventories	—	(75.3)	—	—	(75.3)
Effect of changes in exchange rates	(8.3)	(17.4)	(1.2)	(1.4)	(28.3)
Balance at December 31, 2023	4,323.4	3,690.0	478.5	587.9	9,079.8
Additions	1,120.1	756.5	116.9	65.8	2,059.3
Disposals	(3.2)	(45.6)	(0.3)	(7.6)	(56.7)
Net non-cash movements to/from Inventories	—	(40.0)	—	—	(40.0)
Effect of changes in exchange rates	8.1	(1.7)	(0.6)	12.5	18.3
Balance at December 31, 2024	5,448.4	4,359.2	594.5	658.6	11,060.7

Accumulated depreciation and impairment
Balance at January 1, 2023	1,090.6	1,312.3	331.9	310.4	3,045.2
Depreciation	154.2	352.0	31.0	68.4	605.6
Impairment charges	2.9	15.0	—	—	17.9
Disposals	(0.6)	(37.7)	(0.7)	(2.0)	(41.0)
Net non-cash movements to/from Inventories	—	(29.3)	—	—	(29.3)
Effect of changes in exchange rates	(4.0)	(6.7)	(0.7)	(0.4)	(11.8)
Balance at December 31, 2023	1,243.1	1,605.6	361.5	376.4	3,586.6
Depreciation	169.4	506.8	38.4	72.7	787.3
Impairment charges	3.3	11.7	0.2	1.9	17.1
Disposals	—	(38.5)	—	(7.5)	(46.0)
Net non-cash movements to/from Inventories	—	(136.4)	—	—	(136.4)
Effect of changes in exchange rates	4.0	0.4	0.4	0.5	5.3
Balance at December 31, 2024	1,419.8	1,949.6	400.5	444.0	4,213.9

Carrying amount
December 31, 2023	3,080.3	2,084.4	117.0	211.5	5,493.2
December 31, 2024	4,028.6	2,409.6	194.0	214.6	6,846.8

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	354

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
As of December 31, 2024, the carrying amount includes assets under construction of €1,729.7 million (2023:
€1,658.0 million) primarily consisting of buildings, as well as machinery and equipment.
As of December 31, 2024, the carrying amount of land amounts to €304.3 million (2023: €229.7 million).
The additions in 2024 in Land and buildings, as well as Furniture, fixtures and other mainly relate to the construction of factory and research facility expansions and office space at our headquarters in Veldhoven, in order to support our continued growth.
The additions in 2024 in Machinery and equipment mainly relate to the upgrade and expansion of production tooling to support the growth of our business, as well as investments in prototypes of new technologies.
The additions in 2024 in Leasehold improvements mainly relate to installation of cleanrooms and office space for leased properties in both the US and Berlin.
The Consolidated statements of operations include the following depreciation charges:

Year ended December 31 (€, in millions)	2022	2023	2024
Cost of sales	248.2	330.4	398.4
R&D costs	163.7	236.2	340.5
SG&A	33.3	39.0	48.4
Total depreciation	445.2	605.6	787.3
14. Right-of-use assets and lease liabilities
Accounting policy
We determine whether an arrangement contains a lease at inception. Leases are included in Right-of-use assets,
Accrued & other current liabilities and Accrued & other non-current liabilities in our Consolidated balance sheets.
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
We have lease agreements with lease and non-lease components. The lease components are accounted for separately from non-lease components. The allocation of the consideration between lease and non-lease components is based on the relative standalone prices of lease components included in the lease contracts.
Right-of-use assets consist of the following leases:

Year ended December 31 (€, in millions)	2023	2024
Properties	270.3	333.7
Cars	5.4	7.6
Warehouses	30.3	42.6
Other	0.6	3.3
Right-of-use assets	306.6	387.2
ASML owns the majority of real estate we utilize for manufacturing, supply chain management, R&D and general administration at our headquarters in Veldhoven, the Netherlands. Our other locations worldwide, mostly related to customer support, are leased. The total right-of-use assets related to properties includes a new finance lease arrangement for land of €32 million.
The right-of-use assets increased in 2024 compared to 2023 mainly due to new land and warehouse leases and extensions of existing leases.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	355

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Lease liabilities are split between current and non-current. The non-current portion mainly consists of properties and warehouses and is presented as part of Accrued and other liabilities. For the year ended December 31, 2024, Lease liabilities increased by €78.1 million, mainly due to lease extensions and new leases of properties that commenced during 2024, of which €16.9 million relates to a finance lease.

Year ended December 31 (€, in millions)	2023	2024
Current	46.7	68.6
Non-current	181.2	237.4
Lease liabilities	227.9	306.0
The Consolidated statements of operations include the following lease expenses:

Year ended December 31 (€, in millions)	2022	2023	2024
Properties	52.3	40.4	50.2
Cars	2.7	5.9	6.1
Warehouses	4.0	5.9	15.0
Other	1.4	0.8	2.2
Lease expenses	60.4	53.0	73.5
The total cash flows relating to the leases are as follows:

Year ended December 31 (€, in millions)	2022	2023	2024
Total cash flows	57.9	148.2	96.3
The total cash flow decreased in 2024 compared to 2023 due to fewer prepayments of new land leases in 2024 compared to 2023.
The weighted average remaining lease term and weighted average discount rate related to the leases are as follows:

Year ended December 31 (€, in millions)	2022	2023	2024
Weighted average remaining lease term (months)	67	365	296
Weighted average discount rate (%)	2.2%	2.5%	3.0%
The weighted average remaining lease term increased in 2023 due to a new land lease which has a lease term of 70 years. In 2024 the weighted average remaining lease term decreased due to new land lease additions with shorter lease terms compared to 2023.
15. Accrued and other liabilities
Accrued and other liabilities consist of the following:

Year ended December 31 (€, in millions)	2023	2024
Costs to be paid[1]	632.7	536.1
Personnel-related items	1,328.5	1,599.6
Derivative financial instruments[2]	156.7	113.6
Lease liabilities[3]	227.2	306.0
Provisions	76.7	100.8
Standard warranty reserve	142.3	158.9
Refund liability	—	309.4
Other	14.5	21.7
Accrued and other liabilities	2,578.6	3,146.1
Less: non-current portion of accrued and other liabilities	401.2	459.5
Current portion of accrued and other liabilities	2,177.4	2,686.6
1.Costs to be paid includes an amount payable to related parties. For further details, see Note 26 Related parties and variable interest entities.
2.For further details on derivative financial instruments, see Note 25 Financial risk management.
3.For further details on lease liabilities, see Note 14 Right-of-use assets and lease liabilities.
Costs to be paid represent ASML’s estimate of contractual liability as of the reporting date, to be settled in a future period, based upon the underlying terms and conditions. Costs to be paid as of December 31, 2024, include VAT payables and accrued costs for unbilled services provided by suppliers, including contracted labor, outsourced services and consultancy.
Personnel-related items mainly consist of accrued annual short-term incentive (STI) bonus plans, accrued vacation days, accrued pension premiums, accrued wage tax and accrued vacation allowance. The increase in the accrued personnel-related items compared to prior year is primarily attributable to an increase in the number of FTEs, higher wages and related cost, to support the continued growth of our business.
The refund liability represents the amount of consideration received from customers that ASML does not expect to be entitled to. Refund liabilities do not meet the definition of a contract liability.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	356

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The standard warranty reserve is based on historical product performance and total expected costs to fulfill our warranty obligation. Annually, we assess and update the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. Total changes in standard warranty reserve for the years 2024 and 2023 are as follows:

Year ended December 31 (€, in millions)	2023	2024
Balance at beginning of year	143.6	142.3
Additions for the year	232.2	210.0
Utilization of the reserve	(233.3)	(193.5)
Effect of exchange rates	(0.2)	0.1
Balance at end of year	142.3	158.9
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
Interest and other costs should be accrued and recorded with the passage of time over the agreed term, regardless of when the interest receipt or payment has taken place.
Long-term debt consists of the following (amounts for bonds represent carrying amount, not the principle amount):

Year ended December 31 (€, in millions)	2023	2024
€1,000 million 1.375% senior notes issued July 2016 and principal due July 7th 2026 interest annually payable on July 7th	936.8	967.7
€750 million 1.625% senior notes issued November 2016 and principal due May 28th 2027 interest annually payable on May 28th	701.3	720.1
€750 million 0.250% senior notes issued February 2020 and principal due February 25th 2030 interest annually payable on February 25th	743.7	744.8
€750 million 0.625% senior notes issued May 2020 and principal due May 7th 2029 interest annually payable on May 7th	747.9	748.3
€500 million 2.250% senior notes issued May 2022 and principal due May 17th 2032 interest annually payable on May 17th	472.1	478.2
€1,000 million 3.500% senior notes issued June 2023 and principal due December 6th 2025 interest annually payable on December 6th	1,008.6	1,010.3
Debt acquired from Berliner Glas (ASML Berlin GmbH)	20.5	18.2
Other	0.7	—
Long-term debt	4,631.6	4,687.6
Less: current portion of long-term debt	0.1	1,010.3
Non-current portion of long-term debt	4,631.5	3,677.3
All senior notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100% of their principal amount on the maturity date.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	357

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Our obligations to make principal repayments under our senior notes and other borrowing arrangements excluding interest expense as of December 31, 2024, are as follows:

€, in millions	Amount
2025	1,001.8
2026	1,001.8
2027	751.8
2028	1.8
2029	751.8
Thereafter	1,259.1
Total debt maturities	4,768.1
Eurobonds
The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

Year ended December 31 (€, in millions)	2023	2024
Amortized cost amount	4,731.7	4,736.9
Fair value interest rate swaps[1]	(121.3)	(67.5)
Carrying amount	4,610.4	4,669.4
1.The fair value of the interest rate swaps excludes accrued interest.
We use interest rate swaps to minimize the net interest exposure for the group by aligning the interest terms of the available cash and the interest-bearing debt. The fair value changes of these interest rate swaps are recorded on the Consolidated balance sheets under Current and non-current accrued and other liabilities, as well as Current and non-current other assets, and the carrying amount of the Eurobonds is adjusted for these fair value changes.
The following table summarizes the estimated fair value of our Eurobonds:

Year ended December 31 (€, in millions)	2023	2024
Principal amount	4,750.0	4,750.0
Carrying amount	4,610.4	4,669.4
Fair value[1]	4,496.2	4,561.8
1.Source: Bloomberg Finance LP.
The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2024. The fair value deviates from the principal amount, due to changes in market interest rates and credit spreads since the issue of our Eurobonds, which carry a fixed coupon interest rate.
Debt acquired from Berliner Glas (ASML Berlin GmbH)
The loan of Berliner Glas (ASML Berlin GmbH) is a mortgage loan of €18.2 million with an annual interest rate of
0.5%, repayable in 2034. Debt decreased compared to 2023, due to repayments made in 2024.
Lines of credit
We maintain an available committed credit facility of €1,500.0 million as of December 31, 2024 (2023: €700.0 million), with a group of banks. No amounts were outstanding under the committed credit facility at the end of 2024 and 2023. This facility has a maturity date of May 2029 with two one year uncommitted extension options on the first and second anniversary of the facility (extending the maturity potentially to 2031). Outstanding amounts under this credit facility will bear an interest of Euribor plus a margin. The margin depends on our credit rating. In addition, there is a fee based on the utilization percentage of the facility.
ASML also has non-committed lines of credit available. These facilities provide ASML with the ability to request short-term unsecured loans from time to time for an aggregate amount not exceeding €2.75 billion. No amounts have been drawn under these lines of credit. Outstanding amounts under the non-committed facility will bear interest based on market conditions at the moment of drawdown.
Furthermore, ASML has non-committed guarantee facilities under which guarantees in the ordinary course of business, such as customs or rental guarantees, can be provided to third parties. These facilities also cover standby letters of credit, corporate credit cards and foreign exchange limits and are available in Euro, US dollar, Japanese yen and Taiwanese dollar. As of December 31, 2024 amounts of €44.1 million (2023: €46.9 million), JPY 4,825.0 million (2023: JPY nil) and TWD 553.7 million (2023: TWD nil ) were utilized under these facilities.
In 2024 ASML entered into a €1.5 billion Euro Commercial Paper (ECP) program. The program allows ASML to issue commercial paper up to 364 days in tenor, in a number of currencies. As of December 31, 2024, there is no commercial paper outstanding under this program.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	358

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Interest and other, net
Interest and other, net consists mainly of interest income and interest expenses. In 2024, the interest income component is €182.4 million (2023: €193.9 million; 2022: €16.2 million). Income mainly relates to interest income on cash and cash equivalents. In 2024, the interest expense component is €162.6 million (2023: €152.7 million; 2022:
€60.8 million). The expenses mainly relate to interest expense on our Eurobonds and interest rate swaps.
17. Commitments and contingencies
Commitments
We have various contractual obligations, some of which are required to be recorded as liabilities in our Consolidated balance sheets, including long- and short-term debt and lease commitments. Other contractual obligations, namely unconditional purchase obligations, are generally not required to be recognized as liabilities but are required to be disclosed.
Our contractual obligations as of December 31, 2024, can be summarized as follows:

Payments due by period (€, in billions)	Total	1 year	2 years	3 years	4 years	5 years	>5 years
Long-term debt obligations, including interest[1]	5.0	1.1	1.0	0.8	—	0.8	1.3
Lease obligations[2]	0.3	0.1	0.1	—	—	—	0.1
Purchase obligations	13.3	9.9	2.2	0.8	0.2	0.1	0.1
Total contractual obligations	18.6	11.1	3.3	1.6	0.2	0.9	1.5
1.Long-term debt obligations mainly relate to principal amounts and interest payments of our Eurobonds. For the amounts excluding interest expenses and for further details, see Note 16 Long-term debt and interest and other costs.
2.For further details, see Note 14 Right-of-use assets and lease liabilities.
We have purchase obligations toward suppliers in the ordinary course of business which mainly relate to goods and services for our operations and obligations relating to further expansion and upgrade of our facilities. The general terms and conditions of the agreements relating to the major part of our purchase obligations as of December 31,
2024, contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the purchase agreements, in line with the timing of future sales. The terms and conditions that we normally agree with our suppliers give us additional flexibility to adapt our purchase obligations to our requirements in light of the cyclicality and technological developments inherent in the industry in which we operate.
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
is uncertain.
As of December 31, 2024, management has determined that ASML does not have any material contingencies which are considered probable or reasonably possible for each year presented in our Consolidated balance sheets.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	359

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
18. Personnel expenses and employee information
Personnel expenses for all payroll employees were as follows:

Year ended December 31 (€, in millions)	2022	2023	2024
Wages and salaries	3,502.5	4,447.0	5,001.2
Social security expenses	300.7	410.5	468.4
Pension and retirement expenses	255.9	348.9	395.2
Share-based payments	68.9	134.8	172.6
Personnel expenses	4,128.0	5,341.2	6,037.4
The continued increase in personnel expenses is primarily attributable to an increase in the number of FTEs, higher wages and related cost, to support the continued growth of our business.
The average number of payroll employees in FTEs was:

Average number of payroll employees in FTEs	2022	2023	2024
Netherlands	16,722	19,876	21,811
Worldwide (including Netherlands)	33,071	38,805	41,697
The total number of payroll and temporary employees as of December 31 in FTE per sector was:

Year ended December 31 (in FTE)	2022	2023	2024
Customer Support and Sales	9,643	10,790	10,344
Manufacturing and Supply Chain Management	9,953	9,954	11,341
Strategic Supply Management	1,541	2,033	1,965
General and Administrative	3,768	4,035	4,385
Research and Development	14,181	15,604	15,992
Total	39,086	42,416	44,027
Less: Temporary employees	2,974	2,107	1,241
Payroll employees	36,112	40,309	42,786
Short-term incentive bonus plans
We have annual performance-related STI bonus plans for our employees. Under these plans, the employee bonus payout depends on the employee’s job grade, the type of bonus plan and the company/individual performance. The employee bonus payout (excluding the Board of Management) ranges between 0% and 126% of their annual base gross salary. The 2024 STI bonus is accrued for as part of Accrued and other liabilities in the Consolidated balance sheets and will be paid in the first quarter of 2025.
The STI bonus expenses for the (former) Board of Management and other employees were as follows:

Year ended December 31 (€, in millions)	2022	2023	2024
Board of Management	3.8	6.0	5.3
Former Board of Management[1]	—	—	1.0
Other employees	629.6	712.6	816.8
Total STI bonus expenses	633.4	718.6	823.1
1.On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML and are, therefore, presented as former Board of Management.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	360

Financial statements	Notes	Appendices	Definitions
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
We maintain one multi-employer union-defined benefit pension plan and various other defined contribution pension plans covering a substantial number of our employees. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan for the following reasons:
•ASML is affiliated to an industry-wide pension fund and uses the pension scheme in common with other participating companies.
•Under the regulations of the pension plan, the only obligation these participating companies have toward the pension fund is to pay the annual premium liability. Participating companies are under no obligation whatsoever to pay off any deficits the pension plan may incur. Nor have they any claim to any potential surpluses.
Our pension and retirement expenses for all employees for the years ended December 31, 2024, 2023 and 2022, were:

Year ended December 31 (€, in millions)	2022	2023	2024
Pension plan based on multi-employer union plan	181.2	244.4	276.3
Pension plans based on defined contribution and other plans	74.7	104.5	118.9
Pension and retirement expenses	255.9	348.9	395.2
The accrued pension premiums were €75.9 million as of December 31, 2024, and €39.2 million as of December 31,
2023.
Multi-employer union plan
In accordance with the collective bargaining agreements effective for the industry in which we operate, which have no expiration date, there are 23,082 eligible payroll employees in the Netherlands (53.9% of our total payroll FTEs)
that participate in a multi-employer union plan. Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required employer contribution for that period.
This multi-employer union plan is managed by PME (Stichting Pensioenfonds van de Metalektro) and this plan covers approximately 1,566 companies and approximately 183,003 contributing members. Every participating company contributes a premium that is based on the same contribution rate. This contribution rate can fluctuate yearly based on the coverage ratio of the multi-employer union plan. For 2024, the contribution rate was 28.0%;
(2023: 28.0%; 2022: 28.0%). For 2024, our contribution to this multi-employer union plan (including the premiums paid by employees) was 18.2% (2023: 18.3%; 2022: 15.7%) of the total contribution to this plan. For 2025, we expect to contribute around €402.0 million to this plan (including the premiums paid by employees). The pension rights of each employee are based upon the employee’s average salary during employment.
The PME multi-employer union plan monitors its risks on a global basis and is subject to regulation by Dutch governmental authorities. By Dutch law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. The coverage ratio is calculated by dividing the funds capital by the total sum of pension liabilities and is based on actual market interest rates. The legally required minimal coverage ratio is 104.3% (2023: 104.3%). Compared to the previous year, the coverage ratio of PME increased to 113.1% as per December 31, 2024 (December 31, 2023: 109.4%). A recovery plan is in place intended to improve this coverage ratio toward a minimum of 119.1%. ASML has no obligation to pay any deficits the pension fund may incur, nor does it have any claim to any potential surpluses.
Other defined contribution and pension plans
We also participate in several other defined contribution pension plans (inside and outside the Netherlands), with our expenses for these plans equaling the employer contributions made in the relevant period.
Deferred compensation plans
For more senior US employees we have a non-qualified deferred compensation plan that allows them to defer a portion of their salary, bonus and commissions. The plan allows us to credit additional amounts to the participants’
account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. Expenses were close to nil relating to this plan in 2024, 2023 and 2022. As of
December 31, 2024, our liability under deferred compensation plans was €111.8 million (2023: €94.7 million). The related compensation plan assets are €113.1 million (2023: €95.2 million).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	361

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
20. Share-based compensation
ASML has the following share-based compensation plans in place for its employees:
•Long-term incentive (LTI) bonus plans
•Option plans
•Employee Share Purchase Plan
Long-term incentive bonus plans
Our LTI plans are covered by an overarching Employee Umbrella Share Plan, which is effective as of January 1,
2014, and covers all employees. The main purpose of the grants of Equity Incentives under this Employee Umbrella
Share Plan is to continue to attract, reward and retain qualified and experienced industry professionals in an international labor market. All grants under the Employee Umbrella Share Plan typically have a vesting period of 2.5-
to-3 years and are subject to performance and/or service criteria.
As part of our LTI bonus, employees can be granted either a service or performance share-based payment plan. For service-type plans, shares are granted at grant date, and after having been in service for a set period, the participant is awarded these shares at the vesting date. For performance plans, the same conditions apply as a service-type plan. Additionally, the shares are conditionally granted and awarded based on the company-specific performance criteria, which can be split between market- and non-market-based elements. These shares vest after completion of the service period and the performance reached at vesting date.
The General Meeting approved the adoption of the most recent Remuneration Policy for the Board of Management and the number of shares to be issued. The most recent Remuneration Policy includes the target and maximum levels of the LTI plans, the performance measures and pay-out zone percentages. The policies for employees are approved by the Board of Management. The General Meeting also approved the restrictions and limits to the Board of Management for issuance/granting of ordinary shares, limits for restricting or excluding the pre-emption rights accruing to shareholder, and the restrictions and limits to the Board of Management for repurchasing ordinary shares on behalf of the company.
The table below shows the performance criteria and the corresponding weight of the LTI performance plans granted in 2024.

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
Participants are entitled to a conditional grant of company shares upon awarding. Performance plans are subject to cliff vesting and are accounted for on a straight-line basis. Service-only plans are subject to graded vesting. Each installment of the plan is therefore accounted as a separate grant with a separate fair value. This means that each installment will be separately measured and attributed to expense over the related vesting period. Expenses for the market-based element are recognized during vesting at a fixed vesting level (as the vesting expectation is incorporated in the fair value) provided that all other performance conditions are met. Expenses for the non-market-
based elements and service plans are recognized during vesting at expected vesting levels, which are updated during the vesting period as necessary, with a final update/adjustment at vesting date. All share-based remuneration expenses are recognized as personnel expense, with a corresponding entry in equity, during the vesting period of the award. Share-based remuneration expenses are included in the same income statement line or lines in the functional grouped Consolidated statement of operations as the compensation paid to the employees receiving the stock-based awards.
The most important assumptions for the calculation of the fair value of shares for the LTI performance plans, which include market-based performance criteria, are set out in the following table:

Year ended December 31	2022	2023	2024
Share price in € at grant date	548.0	620.1	707.1
Expected volatility ASML	41.8%	46.2%	40.0%
Average volatility of the peer group (market practice)	47.8%	50.0%	43.3%
Vesting period	2.7 years	2.9 years	2.9 years
Dividend yield	1.0%	0.9%	0.7%
Risk free interest rate (Eurozone)	0.5%	2.4%	2.4%
Risk free interest rate (U.S.)	2.8%	3.9%	4.2%

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	362

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
An overview of the incurred and expected expenses for the LTI plans are set out in the following table:

Year ended December 31 (€, in millions)	2022	2023	2024
Incurred expenses	68.9	134.8	172.6
Expected expenses of conditionally granted plans in future periods	113.0	187.2	246.1
Weighted average period for recognizing these expected expenses	1.4 years	1.6 years	1.5 years
Recognized income tax benefit (excluding excess income tax benefits)	10.2	16.3	28.2
Details with respect to shares granted and vested during the year are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2022	2023	2024	2022	2023	2024
Total fair value of shares vested during the year (in millions)	120.6	175.5	161.4	149.6	127.0	155.2
Weighted average fair value of shares granted	578.65	587.42	801.78	553.61	624.10	848.18
A summary of the status of conditionally outstanding shares as of December 31, 2024, and changes during the year ended December 31, 2024, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date	Number of shares	Weighted average fair value at grant date
Conditional shares outstanding at January 1, 2024	275,571	576.37	363,119	620.31
Granted	220,149	801.78	260,307	848.18
Vested	(211,517)	671.93	(201,411)	678.12
Forfeited	(3,850)	667.89	(11,335)	688.73
Conditional shares outstanding at December 31, 2024	280,353	680.02	410,680	734.50
Option plans
Since 2017, we no longer grant any options, but there are still outstanding options which may be exercised by employees.
Accounting policy
The grant-date fair value of stock options was estimated using a Black–Scholes option valuation model. This Black–
Scholes model required the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bonds with high credit ratings and with a life equal to the expected life of the equity-settled share-based payments. Our option plans typically vest over a three-
year service period, with any unexercised stock options expiring 10 years after the grant date. Options granted have fixed exercise prices equal to the closing price of our shares listed at Euronext Amsterdam on grant date. The purchase of shares against the exercise price is settled with the employees involved through deductions on their salary and the issuance of shares upon exercising the stock options is deducted from our treasury shares.
Details with respect to stock options exercised and outstanding are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2022	2023	2024	2022	2023	2024
Weighted average share price at stock option exercise	494.14	613.03	834.48	565.39	678.41	911.23
Aggregate intrinsic value of exercised stock options (in millions)	4.4	8.1	10.2	1.6	4.8	8.2
Weighted average remaining contractual term of exercisable options (in years)	2.08	1.48	0.83	2.09	1.43	0.84
Aggregate intrinsic value of exercisable stock options (in millions)	20.3	19.7	11.4	14.6	15.9	8.2
Aggregate intrinsic value of outstanding stock options (in millions)	20.3	19.7	11.4	14.6	15.9	8.2

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	363

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The number and weighted average exercise prices of stock options as of December 31, 2024, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (in €)	Number of options	Weighted average exercise price per ordinary share (in $)
Outstanding, January 1, 2024	32,839	82.52	23,962	94.01
Granted[1]	—	—	—	—
Exercised	(13,471)	75.44	(10,048)	91.90
Forfeited	—	—	—	—
Expired	(32)	64.39	(180)	92.23
Outstanding, December 31, 2024	19,336	87.48	13,734	95.58
Exercisable, December 31, 2024	19,336	87.48	13,734	95.58
1.Since 2017, we no longer grant options to our employees.
Details with respect to stock options exercised in the relevant year and outstanding stock options as of December
31, 2024, are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (in €)	Number of outstanding options	Weighted average remaining contractual life of outstanding (years)	Range of exercise prices (in $)	Number of outstanding options	Weighted average remaining contractual life of outstanding (years)
70–80	3,864	0.79	70–80	—	0.00
80–90	7,761	0.89	80–90	2,843	0.79
90–100	7,711	0.79	90–100	6,382	0.84
100–110	—	0.00	100–110	4,509	0.87
Total	19,336	0.83	Total	13,734	0.84
Employee Share Purchase Plan
Additionally, we offer an Employee Share Purchase Plan to our payroll employees, except the Board of
Management, which is excluded from participation in this plan. Through this plan, payroll employees are given the opportunity to buy our shares through their monthly paycheck. The maximum amount for which employees can participate in the plan amounts to 10.0% of their annual gross base salary. When employees retain the shares for a minimum of 12 months, ASML will pay out a 20.0% gross cash bonus on the initial participation amount. This cash bonus is recorded as part of personnel expenses.
Accounting policy
Employee share purchase plans are accounted on an accrual basis. The shares for employee share purchase plans are issued on a quarterly basis and the share purchase price is based on the closing share price of our listed shares on grant date, which is the date after our quarterly filings. The purchased shares by employees are issued from our treasury shares.
In 2024, ASML received €124.0 million (2023: €99.4 million; 2022: €81.8 million) from issuance of shares for our employee share purchase plan.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	364

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
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
We assess unrecognized tax benefits based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our income tax expense, and adjust the income tax expense, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.
Income taxes are affecting our Consolidated statements of operations, Consolidated statements of comprehensive income and Consolidated balance sheets. The disclosure of the income taxes is therefore split into:
•Income tax expense
•Liability for unrecognized tax benefits
•Deferred taxes
Income tax expense
The components of income tax expense are as follows, whereby Income tax expense Netherlands represents the total tax expense on taxable income generated by our entities in the Netherlands and Income tax expense Foreign represents the total tax expense on taxable income generated by our non-Dutch group entities. Hereby Total income tax expense Netherlands includes withholding tax expense withheld at source on income paid by non-Dutch entities to the Netherlands.

Year ended December 31 (€, in millions)	2022	2023	2024
Netherlands	5,881.0	8,453.5	7,927.0
Foreign	575.1	630.0	1,115.4
Income before income taxes	6,456.1	9,083.5	9,042.4

Income tax (expense) / benefit current	(818.4)	(1,211.7)	(1,424.1)
Income tax (expense) / benefit deferred	(44.4)	(58.4)	67.5
Income tax (expense) / benefit Netherlands	(862.8)	(1,270.1)	(1,356.6)

Income tax (expense) / benefit current	(678.3)	(441.3)	(322.7)
Income tax (expense) / benefit deferred	571.2	275.6	(1.3)
Income tax (expense) / benefit Foreign	(107.1)	(165.7)	(324.0)

Total income tax (expense) / benefit current	(1,496.7)	(1,653.0)	(1,746.8)
Total income tax (expense) / benefit deferred	526.8	217.2	66.2
Total income tax (expense) / benefit	(969.9)	(1,435.8)	(1,680.6)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	365

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Current and deferred tax (expense) / benefit can be further broken down into:

Year ended December 31 (€, in millions)	2022	2023	2024
Current year tax (expense) / benefit	(1,440.9)	(1,766.1)	(1,535.6)
Prior year tax (expense) / benefit	(55.8)	113.1	(211.2)
Total current tax (expense) / benefit	(1,496.7)	(1,653.0)	(1,746.8)

Year ended December 31 (€, in millions)	2022	2023	2024
Changes to recognition of operating losses and tax credits	(41.2)	3.0	(24.9)
Prior year tax (expense) / benefit	79.2	(85.2)	93.1
Tax rate changes	(1.1)	13.5	—
Origination and reversal of temporary differences, operating losses and tax credits	489.9	285.9	(2.0)
Total deferred tax (expense) / benefit	526.8	217.2	66.2
Above current year tax expense includes estimated global minimum tax expense of €2.5 million that can be broken out as follows:

Year ended December 31 (€, in millions)[3]	2024
Top-up tax expense based on local QDMTT[1]	(0.3)
Top-up tax expense based on IIR[2]	(2.2)
Global minimum tax (expense) / benefit	(2.5)
1.QDMTT = qualifying domestic top-up tax.
2.IIR = Income Inclusion Rule.
3.Global Minimum Tax rules have only first become applicable as of 2024. As such, no reference for 2022 and 2023 has been included.
The Dutch statutory tax rate was 25.8% in 2024 (2023: 25.8%; 2022: 25.8%). Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.
The effective tax rate (ETR) increased to 18.6% in 2024, compared with 15.8% in 2023. The higher rate is mainly driven by the new innovation box agreement that has entered into force as of 2024 as well as to the recognition of a tax expense in relation to a historic tax position.
The reconciliation of the income tax expense from the Dutch statutory rate to the effective income tax rate is as follows:

Year ended December 31 (€, in millions)	2022%[1]		2023%[1]		2024%[1]
Income before income taxes	6,456.1	100.0%	9,083.5	100.0%	9,042.4	100.0%
Income tax expense based on ASML’s domestic rate	(1,665.7)	25.8%	(2,343.5)	25.8%	(2,332.9)	25.8%
Effects of tax rates in foreign jurisdictions	13.0	(0.2)%	14.7	(0.2)%	26.6	(0.3)%
Adjustments in respect of tax-exempt income	—	—%	1.4	—%	0.9	—%
Adjustments in respect of tax incentives	741.2	(11.5)%	941.9	(10.4)%	824.6	(9.1)%
Adjustments in respect of prior years’ current taxes	(55.8)	0.9%	113.1	(1.2)%	(211.2)	2.3%
Adjustments in respect of prior years’ deferred taxes	79.2	(1.2)%	(85.2)	0.9%	93.1	(1.0)%
Movements in the liability for unrecognized tax benefits	(9.9)	0.2%	(55.0)	0.6%	(66.8)	0.7%
Global Minimum Tax	—	—%	—	—%	(2.5)	—%
Change in valuation allowance	(41.2)	0.6%	3.0	—%	(24.9)	0.3%
Equity method investments	(38.3)	0.6%	(42.6)	0.5%	(41.6)	0.5%
Effect of change in tax rates	(1.1)	—%	13.5	(0.1)%	—	—%
Other (credits) and non-tax deductible items	8.7	(0.1)%	2.9	—%	54.1	(0.6)%
Income tax expense	(969.9)	15.0%	(1,435.8)	15.8%	(1,680.6)	18.6%
1.As a percentage of income before income taxes.
The individual line items in the table above are explained in more detail below.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	366

Financial statements	Notes	Appendices	Definitions
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
Adjustments in respect of tax-exempt income
Some interest income earned is exempt for tax purposes at the level of one of our group entities.
Adjustments in respect of tax incentives
Adjustments in respect of tax incentives mainly relate to a reduced tax rate as a result of application of the Dutch
Innovation Box, which is a facility under Dutch corporate tax law pursuant to which qualified income associated with
R&D is subject to an effective tax rate of 9.0%. The innovation box benefit is determined according to Dutch laws and published tax policy, whereby for all years mentioned the application has been confirmed in agreements between ASML and the Dutch tax authorities. As of 2024 this agreement has been renewed, now being applicable for the years 2024 through 2028 assuming facts and circumstances do not change.
Furthermore, this category includes the benefit of the foreign-derived intangible income (FDII) deduction applicable at the level of our US group companies. The FDII deduction is a facility under US corporate tax law which reduces the effective tax rate on income derived from tangible and intangible products and services in foreign markets.
Based on new guidance issued by the US Internal Revenue Service (IRS) in 2023 on funded R&D, FDII deduction for
2023 and 2024 has significantly reduced.
Decline in absolute amount of the 2024 benefit of tax incentives as compared to 2023 is driven by a lower innovation box allocation percentage applicable as of 2024 as compared to 2023.
Adjustments in respect of prior years’ current taxes
The adjustments in respect of prior years’ current taxes relate to differences between the initially estimated income taxes and final corporate income tax (CIT) returns filed or arrangements agreed upon with tax authorities. These are mainly caused by modifications in temporary differences on contract liabilities and are offset by similar movements in prior-year deferred tax balances. For 2024 it also includes a tax expense in relation to a historic tax position.
Adjustments in respect of prior years’ deferred taxes
The movements in the adjustments in respect of prior years’ deferred taxes mainly relate to differences between the initially estimated income taxes and final CIT returns filed. This is mainly caused by modifications in temporary differences on contract liabilities.
Movements in the liability for unrecognized tax benefits
In 2024, similar to prior years, the effective tax rate was impacted by movements in the liability for unrecognized tax benefits. The movement for 2024 is mainly driven by continued dialogues with Dutch and foreign tax authorities in the area of transfer pricing and the use of foreign tax credits. Additionally, some prior-year positions have been released as a result of the lapse of statute.
Global minimum tax
ASML falls within the scope of the OECD global minimum tax rules. Global minimum tax legislation was enacted in the Netherlands, the jurisdiction in which ASML is incorporated, and came into effect from January 1, 2024.
In conformity with the FASB staff comments of February 1, 2023, we have treated the global minimum tax as an alternative minimum tax and did not recognize deferred tax impacts or remeasure existing deferred taxes under local regular income tax systems.
ASML recognized an estimated current tax expense related to global minimum tax, amounting to €2.5 million.
Change in valuation allowance
Changes in valuation allowance mainly relate to R&D and withholding tax credits for the respective year at the level of our group companies in the Netherlands and the US, for which it is considered not more likely than not that these can be realized in future years. Additionally, in 2023 and 2024 a reduction in valuation allowance is recorded for a refund of withholding taxes in Taiwan.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	367

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Equity method investments
This line includes the income tax expense relating to our investment in Carl Zeiss SMT Holding GmbH & Co. KG.
Effect of change in tax rates
In 2024 there were no tax rate changes with a revaluation impact. In 2023 there was a small tax rate change impact relating to revaluation of deferred tax positions of our Dutch fiscal unity following from the renewed innovation box agreement with the Dutch tax authorities, which slightly changed the effective tax rate of the Dutch fiscal unity against which temporary differences reverse. Additionally in 2023 a rate change effect was included following an internal group restructuring in the US.
The 2022 tax rate changes related to adjustments enacted in respective years in the general CIT rates applying in
South Korea and the Netherlands.
Other credits and non-tax deductible items
Other credits and non-tax-deductible items reflect the impact on our statutory rates of permanent non-tax deductible items such as non-deductible withholding taxes, non-deductible shared-based payment expenses and non-deductible meals and entertainment expenses, as well as the impact of various tax credits (e.g. US R&D credits) on our income tax expense.
US Tax Reform
The year-end tax positions also reflect the regulations of 2017 US Tax Reform, thereby taking into account the guidance issued by the US government. Hereby the most recent guidance for the final FDII regulations has been applied. With regard to the global intangible low taxed income (GILTI) and base erosion and anti-abuse tax (BEAT)
regulations, the decision has been taken to treat these as a period permanent item.
In 2022, the US enacted the CHIPS and Science Act, which, among other things, implemented a 25% investment tax credit on semiconductor and semiconductor equipment manufacturing assets. Accounting for respective credits is outside scope of Income Tax. For more details we refer to paragraph 13 ‘Property, plant and equipment’.
Additionally, in 2022 the US enacted the Inflation Reduction Act (IRA), which, among other things, implements a
15% minimum tax on book income of certain large corporations, a 1% excise tax on share buybacks, several clean energy provisions and additional funding for the IRS. Relevant tax aspects of the IRA have been assessed and included in our tax positions reported for 2024. Based on our current analysis, we do not believe the IRA will have a material impact on our Consolidated financial statements for years 2024 and onward.
Liability for unrecognized tax benefits and deferred taxes
The liability for unrecognized tax benefits and related accrued interest and penalties and total deferred tax position recorded on the Consolidated balance sheets is as follows:

Year ended December 31 (€, in millions)	2022	2023	2024
Liability for unrecognized tax benefits	(215.5)	(249.7)	(253.1)
Deferred tax assets	1,672.8	1,872.3	1,940.7
Deferred tax liabilities	(51.5)	(122.6)	(46.1)
Deferred and other tax assets (liabilities)	1,405.8	1,500.0	1,641.5
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
Consistent with the requirements of ASC 740, as of December 31, 2024, the liability for unrecognized tax benefits
(excluding interest and penalties) amounts to €214.0 million (2023: €193.6 million), which is classified as Deferred and other income tax liabilities. If recognized, these unrecognized tax benefits would affect our effective tax rate for approximately €188.4 million benefit (2023: €176.7 million benefit).
Interest and penalties related to the liability for unrecognized tax benefits amount to €39.1 million (2023: €56.1 million) and are included in the total liability position, as specified below. The impact on the Consolidated statements of operations of accrued interest and penalties in 2024 amount to a benefit of €17.7 million (2023: €3.4 million expense; 2022: €5.0 million benefit).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	368

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits (excluding interest and penalties) is as follows:

Year ended December 31 (€, in millions)	2022	2023	2024
Balance as at January 1	(144.3)	(160.0)	(193.6)
Gross increases – tax positions in prior period	(11.7)	(44.1)	(39.7)
Gross decreases – tax positions in prior period	2.0	12.6	11.0
Gross increases – tax positions in current period	(23.1)	(27.7)	(64.9)
Settlements	6.8	2.2	69.9
Lapse of statute of limitations	13.2	17.9	6.1
Effect of changes in exchange rates	(2.9)	5.5	(2.8)
Total liability for unrecognized tax benefits	(160.0)	(193.6)	(214.0)
Balance of accrued interest and penalties	(55.5)	(56.1)	(39.1)
Total liabilities for unrecognized tax benefits including interest and penalties	(215.5)	(249.7)	(253.1)
We conclude our liability for unrecognized tax benefits to be appropriate. Based on the information currently available, we estimate that the liability for unrecognized tax benefits will decrease by €0.6 million (excluding interest and penalties) within the next 12 months, mainly as a result of expiration of statute of limitations.
Settlements reported in 2024 mainly relate to an agreement reached with South Korean tax authorities in the area of transfer pricing for financial years 2019 to 2023. Settlements reported in 2022 and 2023 mainly relate to the CIT returns of our Dutch fiscal unity.
Increase in prior period and current period tax positions mainly relate to dialogues with the Dutch tax authorities in relation to the use of foreign tax credits.
We file income tax returns in all countries where we operate, with the Netherlands, US, Taiwan, South Korea and
China being the major jurisdictions. The years for which tax returns are still open for examination for respective jurisdictions are as follows:

Country	Years
Netherlands	2021 – 2024
US	2018 – 2024
Taiwan	2019 – 2024
South Korea	2019 – 2024
China	2014 – 2024
We are routinely subject to examinations and audits from tax and other authorities in the various jurisdictions in which we operate. We believe that adequate amounts of taxes and related interest and penalties have been provided for, and any adjustments as a result of examinations are not expected to have a material adverse effect.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	369

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Deferred taxes
The composition of total deferred tax assets and liabilities reconciled to the classification in the Consolidated balance sheets is:

Deferred taxes (€, in millions)	January 1, 2024	Credits and other	Consolidated Statements of Operations	Income tax recognized in Other Comprehensive Income	Effect of changes in exchange rates	December 31, 2024
Deferred tax assets:
Capitalized R&D costs	514.1	—	(66.5)	—	34.1	481.7
Goodwill	65.0		14.8		—	79.8
R&D and other tax credit carry forwards	217.8	(9.7)	45.4	—	13.1	266.6
Inventories	61.4	—	31.6	—	2.5	95.5
Contract liabilities	959.8	—	39.9	—	46.3	1,046.0
Accrued and other liabilities	139.5	—	(6.6)	—	2.5	135.4
Operating loss carry forwards	3.9	—	(2.8)	—	—	1.1
Property, plant and equipment	29.2	—	(16.2)	—	(1.6)	11.4
Lease liabilities	28.7	—	(5.0)	—	1.7	25.4
Other intangible assets	119.3	—	(12.3)	—	—	107.0
Share-based payments	16.8	—	6.9	—	6.3	30.0
Other temporary differences	22.5	—	4.9	3.7	(6.7)	24.4
Total deferred tax assets, gross	2,178.0	(9.7)	34.1	3.7	98.2	2,304.3
Valuation allowance[1]	(206.7)	—	(24.9)	—	(11.0)	(242.6)
Total deferred tax assets, net	1,971.3	(9.7)	9.2	3.7	87.2	2,061.7
Deferred tax liabilities:
Other intangible assets	(52.0)	—	9.4	—	(3.4)	(46.0)
Goodwill	(38.5)	—	(7.2)	—	—	(45.7)
Inventories	(3.8)		3.7		0.1	—
Right-of-use assets	(28.7)	—	5.0	—	(1.7)	(25.4)
Property, plant and equipment	(13.6)	—	(22.7)	—	0.2	(36.1)
Accrued and other liabilities	(0.5)		0.2		—	(0.3)
Contract liabilities	(80.0)	—	80.0	—	—	—
Long-term debt	(1.6)	—	0.3	—	—	(1.3)
Other temporary differences	(2.9)	—	(11.7)		2.3	(12.3)
Total deferred tax liabilities	(221.6)	—	57.0	—	(2.5)	(167.1)
Net deferred tax assets (liabilities)	1,749.7	(9.7)	66.2	3.7	84.7	1,894.6
Classified as:
Deferred tax assets – non-current	1,872.3					1,940.7
Deferred tax liabilities – non-current	(122.6)					(46.1)
Net deferred tax assets (liabilities)	1,749.7					1,894.6
1.The valuation allowance disclosed above relates to R&D and other tax credit carry forwards and operating loss carry forwards that may not be realized.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	370

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)

Deferred taxes (€, in millions)	January 1, 2023	Credits and other	Consolidated Statements of Operations	Effect of changes in exchange rates	December 31, 2023
Deferred tax assets:
Capitalized R&D costs	592.1	—	(54.5)	(23.5)	514.1
Goodwill	—	—	65.0	—	65.0
R&D and other tax credit carry forwards	213.4	(28.1)	39.5	(7.0)	217.8
Inventories	45.2	—	17.6	(1.4)	61.4
Contract liabilities	820.8	—	174.4	(35.4)	959.8
Accrued and other liabilities[1]	113.9	—	30.5	(4.9)	139.5
Operating loss carry forwards	4.5	—	0.2	(0.8)	3.9
Property, plant and equipment	18.9	—	10.7	(0.4)	29.2
Lease liabilities	27.4	—	2.3	(1.0)	28.7
Other intangible assets	124.8	—	(5.5)	—	119.3
Share-based payments	11.4	—	5.9	(0.5)	16.8
Other temporary differences	23.3	—	(6.6)	5.8	22.5
Total deferred tax assets, gross	1,995.7	(28.1)	279.5	(69.1)	2,178.0
Valuation allowance[2]	(215.4)	—	3.0	5.7	(206.7)
Total deferred tax assets, net	1,780.3	(28.1)	282.5	(63.4)	1,971.3
Deferred tax liabilities:
Other intangible assets	(65.4)	—	10.9	2.5	(52.0)
Goodwill	(28.8)	—	(9.7)	—	(38.5)
Inventories	—	—	(4.1)	0.3	(3.8)
Right-of-use assets	(27.4)	—	(2.3)	1.0	(28.7)
Property, plant and equipment	(9.8)	—	(5.1)	1.3	(13.6)
Accrued and other liabilities	—	—	(0.5)	—	(0.5)
Contract liabilities	(16.3)	—	(64.2)	0.5	(80.0)
Long-term debt	(1.5)	—	(0.1)	—	(1.6)
Other temporary differences	(9.8)	—	9.8	(2.9)	(2.9)
Total deferred tax liabilities	(159.0)	—	(65.3)	2.7	(221.6)
Net deferred tax assets (liabilities)	1,621.3	(28.1)	217.2	(60.7)	1,749.7
Classified as:
Deferred tax assets – non-current	1,672.8				1,872.3
Deferred tax liabilities – non-current	(51.5)				(122.6)
Net deferred tax assets (liabilities)	1,621.3				1,749.7
1.For presentation purposes the standard warranty reserve under the deferred tax assets has been classified as part of the ‘Accrued and other liabilities’ as of 2023.
2.The valuation allowance disclosed above relates to R&D and other tax credit carry forwards and operating loss carry forwards that may not be realized.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	371

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Operating loss carry forwards and tax credit carry forwards
The deferred tax assets from operating loss carry forwards and R&D and other tax credit carry forwards recognized as per December 31, 2024, are almost fully reserved. R&D and other tax credit carry forwards for the amount of
€209.4 million have no expiration date. The remaining R&D and other tax credit carry forwards of €57.1 million have an expiration date between 2025 and 2044. For an amount of €12.1 million the operating loss carry forwards have an expiration date between 2025 and 2035. The remaining operating loss carry forwards of €0.0 million have no expiration date.
Unrecognized deferred tax liability related to investments in foreign subsidiaries
ASML periodically reviews the capital structure of each group entity and may distribute retained earnings, repay capital or inject fresh capital, should the projected cash flows, freely available funds of the respective entity and capital adequacy requirements in the respective country allow/require for this. At December 31, 2024, the undistributed retained earnings of our non-Dutch subsidiaries are indefinitely reinvested. As such, no deferred tax liability has been recognized in respect of undistributed retained earnings of our non-Dutch subsidiaries. As the tax implications of such distributions are dependent on local tax and accounting regulations applying at the moment of distribution, these can also not practically be determined. As per December 31, 2024, the aggregate amount of unrecognized temporary differences approximately amounts to €1,010.2 million (2023: €673.9 million).
22. Shareholders’ equity
Share capital
ASML’s authorized share capital amounts to €126.0 million and is divided into:

Type of shares	Number of shares	Nominal value	Votes per share
Cumulative preference shares	700,000,000	€0.09 per share	1
Ordinary shares	700,000,000	€0.09 per share	1
The issued and fully paid-up ordinary shares with a nominal value of €0.09 each were as follows:

Year ended December 31	2022	2023	2024
Issued ordinary shares with nominal value of €0.09	394,589,411	393,421,721	393,283,720
Issued ordinary treasury shares with nominal value of €0.09	8,548,631	6,162,857	546,972
Total issued ordinary shares with nominal value of €0.09	403,138,042	399,584,578	393,830,692
As of December 31, 2024, 90,315,092 ordinary shares were held by 292 registered holders with a registered address in the US. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders, or of where the beneficial holders are resident.
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
There are currently no limitations, either under Dutch law or in our Articles of Association, on the transfer of ordinary shares in the share capital of ASML. Pursuant to our Articles of Association, the Supervisory Board’s approval shall be required for every transfer of cumulative preference shares.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	372

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
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
Holders of our ordinary shares have a preemptive right, in proportion to the aggregate nominal amount they hold. This preemptive right may be restricted or excluded. Holders of ordinary shares do not have preemptive rights with respect to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting, the Board of Management has the power, subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares.
At our 2024 AGM, the Board of Management was authorized from April 24, 2024, through October 24, 2025, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto, representing up to a maximum of
5% of our issued share capital at April 24, 2024, plus an additional 5% of our issued share capital at April 24, 2024, that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. Our shareholders also authorized the Board of Management through October 24, 2025, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights with respect to holders of ordinary shares up to a maximum of 5% of our issued share capital in connection with the general authorization to issue shares and/or rights to shares, plus an additional 5% in connection with the authorization to issue shares and/or rights to shares in connection with mergers, acquisitions and/or (strategic) alliances.
We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the Supervisory Board and authorization by the General Meeting, which authorization may not be for more than 18 months.
At the 2024 AGM, the Board of Management was authorized, subject to Supervisory Board approval, to repurchase through October 24, 2025, up to a maximum of 10% of our issued share capital at April 24, 2024, at a price between the nominal value of the ordinary shares purchased and 110% of the market price of these securities on
Euronext Amsterdam or Nasdaq.
ASML Preference Shares Foundation
The ASML Preference Shares Foundation (Stichting Preferente Aandelen ASML), a foundation organized under
Dutch law, has been granted an option right to acquire preference shares in the share capital of ASML. The
Foundation may exercise the Preference Share Option in situations where, in the opinion of the Foundation’s Board of Directors, our interests, our business or the interests of our stakeholders are at stake. This may be the case if:
•A public bid for our shares is announced or made, or there is a justified expectation that such a bid will be made without any agreement having been reached with ASML in relation to such a bid; or
•In the opinion of the Foundation’s Board of Directors, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with our interests, our business or our stakeholders.
The Foundation’s objectives are to look after our interests and those of ASML and the enterprises maintained by and/or affiliated in a group with ASML, in such a way that our interests and those of enterprises and all parties concerned are safeguarded in the best possible way, and that influences in conflict with these interests, which might affect the independence or the identity of ASML and those companies, are deterred to the best of the
Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation aims to realize its objects by acquiring and holding cumulative preference shares in our capital and by exercising the rights attached to these shares, particularly the voting rights.
The Preference Share Option gives the Foundation the right to acquire such number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares issued at the time of exercise of the Preference Share Option. The subscription price will be equal to their nominal value. Only one-quarter of the subscription price would be payable at the time of initial issuance of the cumulative preference shares, with the other three-quarters of the nominal value only being payable when we call up this amount. Exercise of the
Preference Share Option could effectively dilute the voting power of the outstanding ordinary shares by one-half.
Cancellation and repayment of the issued cumulative preference shares by ASML requires authorization by the
General Meeting, on a proposal to this effect made by the Board of Management and approved by the Supervisory
Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, we will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation at the
Foundation’s request. In that case, we are obliged to effect the repurchase and respective cancellation as soon as possible. A cancellation will result in a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	373

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
If the Foundation does not request that we repurchase or cancel all cumulative preference shares held by the
Foundation within 20 months of issuance of these shares, we will be required to convene a General Meeting for the purpose of deciding on a repurchase or cancellation of these shares.
The Foundation is independent of ASML. The Board of Directors of the Foundation is composed of four independent members from the Netherlands’ business and academic communities. The Foundation’s Board of
Directors is composed, per December 31, 2024, of the following members: Mr. A.P.M. van der Poel, Mr. S. Perrick,
Mr. S.S. Vollebregt and Mr. J.B.M. Streppel. Effective per January 1, 2025, Mr. A.P.M. van der Poel was replaced by
Mr. W. A. Pelsma.
Other than the arrangements made with the Foundation as described above, ASML has not established any other anti-takeover devices.
Dividend policy
ASML aims to distribute a dividend that will be growing over time, paid quarterly. On an annual basis, the Board of
Management, upon prior approval from the Supervisory Board, submits a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year, taking into account any interim dividend distributions. The dividend proposal in any given year will be subject to availability of distributable profits, retained earnings and cash, and may be affected by, among other things, our view of potential future liquidity requirements including for investments in production capacity, working capital requirements, the funding of our R&D programs and acquisition opportunities that may arise from time to time, and future changes in applicable tax and corporate laws.
ASML intends to declare a total dividend for the year of 2024 of €6.40 per ordinary share, which is a 4.9% increase compared to the 2023 total dividend of €6.10 per ordinary share. Recognizing the interim dividends of €1.52 per ordinary share paid in August 2024, November 2024 and February 2025, this leads to a final dividend proposal to the General Meeting of €1.84 per ordinary share.
Dividends on ordinary shares are payable out of net income or retained earnings, as shown in our Financial statements as adopted by our AGM, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.
Purchase of equity securities
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.
In November 2022, we announced the current up to €12.0 billion 2022-2025 share buyback program of which we expect a total of up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The share buyback program may be suspended, modified or discontinued at any time.
In 2024, we repurchased 574,925 shares (2023: 1,620,128 shares) for a total consideration of €500.0 million (2023:
€1,000.0 million). In 2024, we cancelled 5,754,117 shares (2023: 3,553,815 shares).
The following table provides a summary of shares repurchased by ASML in 2024:

Period	Total number of shares purchased	Average price paid per Share (€)	Total number of shares purchased under programs	Maximum value of shares that may yet be purchased (€ millions)
January 1 – 31, 2024	54,938	797.29	54,938	10,756.2
February 1 – 29, 2024	217,359	849.36	272,297	10,571.6
March 1 – 31, 2024	196,519	892.93	468,816	10,396.1
April 1 – 30, 2024	106,109	905.71	574,925	10,300.0
May 1 – 31, 2024	—	—	574,925	10,300.0
June 1 – 30, 2024	—	—	574,925	10,300.0
July 1 – 31, 2024	—	—	574,925	10,300.0
August 1 – 31, 2024	—	—	574,925	10,300.0
September 1 – 30, 2024	—	—	574,925	10,300.0
October 1 – 31, 2024	—	—	574,925	10,300.0
November 1 – 30, 2024	—	—	574,925	10,300.0
December 1 – 31, 2024	—	—	574,925	10,300.0
Total	574,925	869.68

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	374

Financial statements	Notes	Appendices	Definitions
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
shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock from the ordinary shares.
The basic and diluted net income per ordinary share has been calculated as follows:

Year ended December 31 (€, in millions, except per share data)	2022	2023	2024
Net income	5,624.2	7,839.0	7,571.6

Weighted average number of shares outstanding	397.7	393.8	393.3
Basic net income per ordinary share	14.14	19.91	19.25

Weighted average number of shares outstanding	397.7	393.8	393.3
Plus shares applicable to options and conditional shares	0.3	0.3	0.3
Diluted weighted average number of shares	398.0	394.1	393.6
Diluted net income per ordinary share	14.13	19.89	19.24
24. Vulnerability due to certain concentrations
We rely on outside vendors for components and subassemblies used in our systems, including the design thereof, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing, and the risk of untimely delivery of these components and subassemblies.
25. Financial risk management
We are exposed to certain financial risks, such as foreign currency risk, interest rate risk, credit risk, liquidity risk and capital risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets.
A key element within our risk management program is our long-held prudent financing policy, which is based on three foundational elements:
•Liquidity: Maintain sufficient liquidity to ensure continued business growth and to provide a buffer for cash flow volatility
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
Foreign currency risk management
Our Consolidated financial statements are expressed in euros. Accordingly, our results of operations are exposed to fluctuations in exchange rates between the euro and other currencies. Changes in currency exchange rates can result in losses in our Consolidated financial statements. We are exposed to fluctuations in the exchanges rates of the US dollar, Japanese yen, the Taiwanese dollar, the South Korean won and the Chinese yuan, in relation to the euro. We incur costs of sales predominantly in euros with portions also denominated in US and Taiwanese dollars.
A small portion of our operating results are driven by movements in currencies other than the euro, US dollar,
Japanese yen, South Korean won, Taiwanese dollar or Chinese yuan.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	375

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Foreign currency sensitivity
The following table details our sensitivity to a 10.0% strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0% strengthening in foreign currency rates. A positive amount indicates an increase in net income or equity.

Year ended December 31 (€, in millions)	2023		2024
	Impact on net income	Impact on equity	Impact on net income	Impact on equity
US dollar	4.2	78.3	10.3	81.3
Japanese yen	(2.6)	(3.8)	(30.4)	(0.4)
Taiwanese dollar	0.4	—	(7.9)	—
Other currencies	(10.0)	—	(10.5)	—
Total	(8.0)	74.5	(38.5)	80.9
It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated statements of operations. The impact on net income reflects our net exposure to currencies other than the euro at year end 2024.
The negative effect on net income as presented in the table above for 2024 is mainly attributable to timing differences between the arising and hedging of exposures.
The effects of the fair value movements of cash flow hedges entered into for US dollar and Japanese yen transactions are recognized in equity. The effect on 2024 compared to 2023 for both US dollar and Japanese yen is mainly the result of the change in outstanding cash flow hedges.
For a 10.0% weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on net income and equity.
Foreign currency risk policy
It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions.
We hedge these exposures through the use of forward foreign exchange contracts.
Foreign exchange contracts
The following table details the notional principal amounts of the outstanding forward foreign exchange contracts.

Year ended December 31 (in billions)	2023	2024
US dollar (USD)	0.8	1.0
Japanese yen (JPY)	8.5	1.1
Taiwanese dollar (TWD)	26.4	27.6
South Korean won (KRW)	61.8	66.4
Chinese yuan (CNY)	1.1	1.1
The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in other comprehensive income (OCI) on forward foreign exchange contracts included in a hedge relationship will be recognized in the Consolidated statements of operations in the period during which the hedged forecasted transactions affect the Consolidated statements of operations.
In 2024, we recognized a transfer to net income of €8.9 million gain (2023: €0.6 million loss; 2022: €66.5 million gain)
in the Consolidated statements of operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of €31.4 million gain in the Consolidated statements of operations resulting from derivative financial instruments measured at fair value through profit or loss (2023: €52.4 million gain; 2022: €3.6 million gain), which is mainly offset by the revaluation of the hedged monetary items.
OCI balance unrealized gains and losses on financial instruments from foreign exchange contracts
The following table details the anticipated outstanding accumulated unrealized gains and losses in OCI from financial instruments for both foreign currency denominated forecasted purchase and sales transactions. All amounts related to the purchase transactions are expected to be released over the next 12 months and will offset the euro equivalent of foreign currency denominated forecasted purchase transactions. The amounts related to the sales transactions are released on the date of the sales transactions.

Year ended December 31 (€, in millions)	2022	2023	2024
Purchase transactions	5.5	(8.9)	25.6
Net of taxes	4.7	(7.6)	21.7

Sales transactions	3.4	—	—
Net of taxes	2.9	—	—
The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis. During
2024, 2023 and 2022, no ineffective hedge relationships were recognized.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	376

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Interest rate risk management
We have interest-bearing assets and liabilities that expose us to fluctuations in market interest rates, managed through interest rate swaps.
Interest rate sensitivity
The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the balance sheet date, with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0% increase in interest rates on our net income and equity. A positive amount indicates an increase in net income and equity.

Year ended December 31 (€, in millions)	2023		2024
	Impact on net income	Impact on equity	Impact on net income	Impact on equity
Effect of a 1.0% increase in interest rates	37.6	—	94.9	—
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
Interest rate swaps
The notional principal amount of the outstanding interest rate swap contracts as of December 31, 2024, was €3.3 billion (2023: €3.3 billion). During 2024, these outstanding hedges were highly effective in hedging the fair value exposure to interest rate movements. We did not enter into interest rate swaps in connection with the Eurobonds issued in 2020.
Credit risk management
Financial instruments that potentially subject us to a significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities,
Accounts receivable and Finance receivables and prepayments to suppliers.
Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets. We invest our cash and cash equivalents and short-
term investments in short-term deposits with financial institutions that have investment-grade credit ratings and in government and or government-related bodies that have investment-grade credit ratings and in money market and other investment funds that invest in high-rated debt securities. To mitigate the risk that our counterparties in hedging transactions are unable to meet their obligations, we enter into transactions with a limited number of major financial institutions that have investment-grade credit ratings and closely monitor their creditworthiness. All credit ratings are rated by credit rating institutions like Standard & Poor's, Moody’s or Fitch. Concentration risk is mitigated by limiting the exposure to each of the individual counterparties.
Our customers consist of integrated circuit manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We mitigate credit risk through additional measures, including the use of down payments, letters of credit and contractual ownership retention provisions. Retention of ownership enables us to recover the systems in the event a customer defaults on payment.
Liquidity risk management
Our principal sources of liquidity consist of cash and cash equivalents, short-term investments and available credit facilities, with the objective of maintaining sufficient liquidity to ensure continued business growth and to provide a buffer for cash flow volatility. In addition, we may from time to time raise additional funding in debt and equity markets. We seek to ensure that our principal sources of liquidity will be sufficient to satisfy our liquidity requirements at all times.
Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and some of which relate to uncertainties of the global economy and the semiconductor industry.
Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity, are sufficient to satisfy our requirements, including our expected capital expenditures, R&D expenses and debt servicing.
We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	377

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Capital risk management
Our objectives when managing our capital structure are to safeguard our ability to satisfy our capital providers by maintaining a capital structure that ensures liquidity and supports a solid investment-grade credit rating. The capital structure includes both debt and the components of equity, in accordance with both US GAAP and EU-IFRS. The capital structure is mainly altered by, among other things, our financial results, adjusting the amount of dividends paid to shareholders, the amount of share buybacks or capital repayment and any changes in the level of debt. Our capital structure is formally reviewed with the Supervisory Board each year in connection with our updated long-
term financial plan and relevant scenarios. The outcome of this year’s review confirmed that we should maintain our existing financing policy in relation to our capital structure.
Our current credit rating from Moody’s is A2 (Positive); the outlook was changed in May 2024 from Stable. Our current credit rating from Fitch is A+ (Stable). This rating was upgraded in May 2024 from A.
Supplier finance program
We have a supplier finance program in place. We pay the full invoice amount on the original maturity date (for the vast majority 60 days after end of month) to a third party. Suppliers can choose to request early payment from the third party. The program can be terminated by the third party or by us with a notice period of 30 business days.
The amount of the obligations outstanding that we have confirmed as valid to the third party as of December 31,
2024, was €0.3 billion (2023: €0.4 billion) and are included in Accounts payable.

Year ended December 31 (€, in billions)	2023	2024
Confirmed obligations outstanding at the beginning of the year	0.4	0.4
Invoices confirmed during the year	2.7	2.9
Confirmed invoices paid during the year	2.7	3.0
Confirmed obligations outstanding at the end of the year	0.4	0.3
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
•A hedge of an exposure relating to changes in the fair value of a recognized asset or liability, that is attributable to a particular risk (fair value hedge)
•A hedge of an exposure relating to the variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash flow hedge)
•A hedge of the foreign currency exposure relating to a net investment in a foreign operation (net investment hedge)
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
Hedge accounting is discontinued when we revoke the hedging relationship, or the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the Consolidated statements of operations from that date.
Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the Consolidated statements of operations as Interest and other, net.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	378

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
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
Fair values of the derivatives
The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

Year ended December 31 (€, in millions)	2023		2024
	Notional amount	Fair value	Notional amount	Fair value
Forward foreign exchange contracts	281.1	(6.8)	240.6	44.5
Interest rate swaps	3,250.0	(118.8)	3,250.0	(61.6)
The following table summarizes our derivative financial instruments per category:

Year ended December 31 (€, in millions)	2023		2024
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps – fair value hedges	11.3	130.1	9.3	70.9
Forward foreign exchange contracts – cash flow hedges	2.9	10.4	31.5	0.1
Forward foreign exchange contracts – no hedge accounting	16.9	16.2	55.7	42.6
Total	31.1	156.7	96.5	113.6
Less non-current portion:
Interest rate swaps – fair value hedges	11.3	62.7		29.3
Total non-current portion	11.3	62.7	—	29.3
Total current portion	19.8	94.0	96.5	84.3
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
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	379

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Financial assets and financial liabilities measured at fair value on a recurring basis
Investments in money market funds (included in our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.
Our short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months and one year or less at the date of acquisition with financial institutions that have investment-
grade credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
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
costs.
The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Year ended December 31, 2024 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments[1]	—	96.5	—	96.5
Money market funds[2]	6,379.2	—	—	6,379.2
Short-term investments[3]	—	5.4	—	5.4
Total	6,379.2	101.9	—	6,481.1
Liabilities measured at fair value
Derivative financial instruments[1]	—	113.6	—	113.6
Assets and liabilities for which fair values are disclosed
Loan receivable	—	—	1,339.4	1,339.4
Long-term debt[4]	4,561.8	—	—	4,561.8

Year ended December 31, 2023 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments[1]	—	31.1	—	31.1
Money market funds[2]	3,167.4	—	—	3,167.4
Short-term investments[3]	—	5.4	—	5.4
Total	3,167.4	36.5	—	3,203.9
Liabilities measured at fair value
Derivative financial instruments[1]	—	156.7	—	156.7
Assets and liabilities for which fair values are disclosed
Loan receivable	—	—	776.1	776.1
Long-term debt[4]	4,496.2	—	—	4,496.2
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
with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
4.Long-term debt mainly relates to Eurobonds.
There were no transfers between levels during the years ended December 31, 2024, and December 31, 2023.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	380

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of the loan to Carl Zeiss SMT GmbH is determined using a discounted cash flow model, which considers the present value of expected cash receipts, discounted using a risk-adjusted discount rate.
Money market and investment funds measurement
Money market and investment funds qualify as available for sale securities. Due to the short-term nature and investment-grade credit ratings, the fair value is close to the carrying value. These money market funds can be called on a daily basis. Investments and redemptions in money market funds are managed on a daily basis based triggered through actual cash balances. ASML does not have trading securities as of December 31, 2024.
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
Assets and liabilities measured at fair value on a non-recurring basis
In 2023 and 2024, we had no significant fair value measurements on a non-recurring basis from regular business activities. For impairment charges regarding goodwill and other intangible assets, reference is made to Note 11.
Goodwill and 12. Intangible assets, net respectively.
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
We have a 24.9% interest in Carl Zeiss SMT Holding GmbH & Co. KG (ultimate parent is Carl Zeiss AG), which owns
100% of the shares in Carl Zeiss SMT GmbH. Based on the 24.9% investment, Carl Zeiss SMT Holding GmbH &
Co. KG and its subsidiaries are considered related parties. Additionally, we have determined that Carl Zeiss SMT
Holding GmbH & Co. KG is a variable interest entity because the entity was established without substantive voting rights, since there is disparity between our voting rights and our economics, and substantially all of Carl Zeiss SMT
Holding GmbH & Co. KG’s activities involve us or are conducted on our behalf. However, we are not the primary beneficiary of the variable interest entity, because we lack the power to direct the activities that most significantly impact Carl Zeiss SMT Holding GmbH & Co. KG’s economic performance.
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
•A commitment from ASML to finance the capital expenditures of Carl Zeiss SMT GmbH if Carl Zeiss SMT GmbH's investments required to execute on the lithography business roadmap exceed certain thresholds, measured annually

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	381

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The financing takes place through loan agreements, with the key terms being:
•Ten-year loan terms with linear annual repayment after a three-year grace period
•Interest rate subject to a floor of 0.01% and a cap of 1%
•Voluntary repayment option without penalty
•The loans are secured by a parental guarantee from Zeiss AG
The loans are measured at amortized cost and presented within the Consolidated balance sheets as Loan receivable.
2021 loan agreement
In September 2021, we entered into a loan agreement with Carl Zeiss SMT GmbH for up to €1 billion. As of
December 31, 2024, we have financed a total amount of €912.4 million (December 31, 2023: €912.4 million) through this loan agreement. As of September 30, 2024, the undrawn amount of €87.6 million was cancelled. The amortized cost of this loan is equal to its face value and the effective interest rate equals the contractual rate.
2024 loan agreement
In September 2024, we entered into a second loan agreement with Carl Zeiss SMT GmbH for up to €1 billion. As of
December 31, 2024, the drawn down amount was €610.0 million with an amortized cost of €528.4 million, an unamortized discount of €81.6 million and an effective interest rate of 3.2%.
Transition from previous agreements
In 2016, we agreed with Carl Zeiss SMT GmbH to support their R&D costs, capital expenditures and supply chain investments, in respect of EUV 0.55 NA (High NA). With our new framework agreement, these payments will no longer be made starting in 2021. We paid €969.1 million prior to the effective amendment date of the new framework agreement, of which €305.5 million related to R&D costs, which was not to be repaid, and €663.6 million related to capital expenditures and supply chain investments. The method of repayment for the capital expenditure and supply chain investment support has been converted to be repaid annually to ASML between 2021 and 2032.
This amount is presented within Other assets as Advanced payments to Carl Zeiss SMT GmbH. The new framework agreement does not change the risk associated with these assets.
The cash outflows from ASML in the new variable pricing model for purchases of products and services was determined to currently have two elements. The first is cash outflows for purchasing products and services reflected in our inventory valuation and cost of sales. The second consists of R&D funding for High NA to Carl Zeiss SMT
GmbH, for which these costs are presented within Research and development costs. For 2024, the related R&D funding amounted to €45.1 million (2023: €67.6 million; 2022: €76.6 million).
In addition to the High NA support, we make non-interest-bearing advance payments to support Carl Zeiss SMT
GmbH’s work-in-process. These payments are made to secure optical column deliveries and these advance payments are settled through future lens or optical column deliveries, and are also presented in Other assets. The new framework agreement does not change our right to settle the previously paid amounts and does not change the risk associated with these assets. We will continue to support Carl Zeiss SMT GmbH’s work-in-process under the new framework agreement through prepayments on product deliveries.
The below table shows the outstanding balances with Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries in our Consolidated balance sheets, as well as our maximum exposure to losses:

Year ended December 31 (€, in millions)	2023	2024	Maximum exposure to loss
Advance payments included in Other assets	1,182.7	1,415.7	1,415.7
Loan receivable	912.4	1,440.8	1,440.8
Investment agreement for 24.9% equity	919.6	903.0	903.0
Accounts receivable	7.8	70.8	70.8
Accounts payable	4.0	955.8	—
Cost to be paid included in Accrued and other liabilities	199.9	199.9	—
Our maximum exposure to loss related to our involvement in Carl Zeiss SMT Holding GmbH & Co. KG as a variable interest entity includes the carrying value of each of the assets, as well as the risk of any future operating losses of
Carl Zeiss SMT Holding GmbH & Co. KG, which cannot be quantified.
The total purchases from Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries are as follows:

Year ended December 31 (€, in millions)	2022	2023	2024
Total purchases	2,693.6	3,325.9	3,946.5
Other related party considerations
Except as described above, there have been no transactions between ASML or any of its subsidiaries, any other significant shareholder, any director or officer, or any relative or spouse thereof, other than arrangements in the ordinary course of business. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof.
Furthermore, ASML has not granted any personal loans, guarantees or the like to members of the Board of
Management or Supervisory Board.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	382

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
27. Subsequent events
Subsequent events were evaluated up to March 5, 2025, which is the date the Consolidated financial statements included in this Annual Report were approved.
On January 29, 2025, ASML announced to declare a total dividend for the year 2024 of €6.40 per ordinary share, which is a 4.9% increase compared to the 2023 total dividend of €6.10 per ordinary share. Recognizing the interim dividends of €1.52 per ordinary share paid in August 2024, November 2024 and February 2025, this leads to a final dividend proposal to the General Meeting of €1.84 per ordinary share.
Veldhoven, the Netherlands
March 5, 2025
/s/ Christophe D. Fouquet
Christophe D. Fouquet
President, CEO and Chair of the Board of Management
/s/ Roger J.M. Dassen
Roger J.M. Dassen
Executive Vice President, CFO and member of the Board of Management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	383

Financial statements	Notes	Appendices	Definitions
Other appendices

384	Principal accountant fees and services
385	Property, plant and equipment
386	Dutch and US taxation
391	Financing policy
393	Government regulation
394	Offer and listing details
395	Exchange controls
396	Documents on display
397	Controls and procedures
398	Financial calendar and investor relations
399	ASML contact information
400	Change in Registrant’s Certifying Accountant
401	Reference table 20-F
403	Definitions
410	Signatures
411	Exhibit index

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	384

Financial statements	Notes	Appendices	Definitions
Appendix – Principal accountant fees and services
KPMG has served as our independent registered public accounting firm for the years ended December 31, 2024 and 2023. The following table sets out the aggregate fees for professional audit services and other services rendered by KPMG and their member firms and affiliates in 2024 and 2023:

Year ended December 31	2023			2024
(€, in thousands)	KPMG Accountants N.V.	KPMG Network	Total	KPMG Accountants N.V.	KPMG Network	Total
Audit fees	3,509	1,152	4,661	3,857	1,188	5,045
Audit-related fees	196	—	196	812	13	825
Tax fees	—	—	—	—	—	—
All other fees	28	11	39	85	2	87
Principal accountant fees	3,733	1,163	4,896	4,754	1,203	5,957
Audit fees and audit-related fees
Our independent registered public accounting firm is KPMG Accountants N.V. (KPMG), Amstelveen, The
Netherlands, Auditor Firm ID: 1012. Audit fees relate to the audit of the Financial statements as set out in this Annual
Report, certain quarterly procedures, services related to offering memoranda, as well as our statutory and regulatory filings of our subsidiaries. These fees relate to the audit of the respective Financial statements, regardless of whether the work was performed during the financial year. Other audit-related fees are predominantly related to assurance services on the Sustainability statements.
All other fees relate to certain agreed-upon procedures that are requested by the Supervisory Board or external parties.
All audit fees, audit-related fees and permitted services that the independent auditor provides are subject to pre-
approval by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services and 100% of the external audit plan and audit fees for the years 2024 and 2023.
The Audit Committee monitors compliance with the Dutch, EU regulation and SEC rules on non-audit services provided by an independent registered public accounting firm, which outlines strict separation of audit and advisory services for Dutch public interest entities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	385

Financial statements	Notes	Appendices	Definitions
Appendix – Property, plant and equipment
We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of production facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, and San Diego, California, both in the
US, in Linkou and Tainan, both in Taiwan, and in Pyeongtaek, South Korea. The book value of land and buildings owned amounts to €4,028.6 million as of December 31, 2024, compared with €3,080.3 million as of December 31,
2023. See Consolidated financial statements - Notes to the Consolidated financial statements - Note 13 Property, plant and equipment, net.
Our capital expenditures (purchases of property, plant and equipment – see the Consolidated statements of cash flows as recorded in the Consolidated financial statements) for 2024, 2023 and 2022, amounted to €2,067.2 million,
€2,155.6 million and €1,281.8 million, respectively.
We expect that our capital expenditures (purchases of property, plant and equipment) in 2025 will be approximately
€2.0 billion. These expenditures are expected to mainly consist of further expansion and upgrades of facilities.
We expect to finance these capital expenditures through cash generated by operations and existing cash and cash equivalents.
Facilities in EMEA
Our headquarters, mainly manufacturing and R&D facilities, are located in Veldhoven, the Netherlands. This state-of-
the-art campus includes 240 thousand square meters of office space and 61 thousand square meters of clean room used for manufacturing and R&D. In Veldhoven and in the greater Eindhoven area, there are also 75 thousand square meters of warehouse/storage space and 11 thousand square meters of labs. Our main facilities in Veldhoven
(and other buildings in the greater Eindhoven area) in the Netherlands are partly owned and partly leased office and industrial buildings. In 2021, we added a manufacturing site in Berlin to our portfolio. Our Berlin campus consists of
11 buildings which are mainly owned properties with a total floor area of 61 thousand square meters. We also lease several sales and service/field offices across Europe consisting of 5 thousand square meters.
Facilities in the US
Our US head office is located in a 3 thousand square meters office building in Chandler, Arizona. We maintain R&D and manufacturing operations in a 56 thousand square meters campus which consists of five buildings in Wilton,
Connecticut. In December 2022, we acquired an additional building of 31 thousand square meters to be utilized as office and lab space in Wilton. Our campus in San Jose, California consists of two buildings totaling 20 thousand square meters mainly for office and R&D activities. Furthermore, our campus in San Diego, California comprises 50 thousand square meters for office, R&D, manufacturing and warehouse purposes. We also lease several sales and service/field/training offices across the US consisting of 19 thousand square meters.
Facilities in Asia
Our key locations in Asia are Taiwan, South Korea and China, where we have local service, sales, training centers and manufacturing activities. Our facility in Linkou, Taiwan is comprised of a manufacturing area that is approximately 10 thousand square meters and office space that is approximately 8 thousand square meters. Our facility in Tainan, Taiwan consists of 26 thousand square meters utilized for manufacturing and office space. Our campus in Hwaseong, South Korea is comprised of 11 thousand square meters spread over five buildings for mainly office use and a small portion of clean room and lab space. Our Cymer facility in Pyeongtaek, South Korea is a manufacturing site mainly used for refurbishment activities of light sources. In Beijing, China, we have an HMI facility and a local repair center with a combined floor area of 4 thousand square meters for manufacturing and office space. We also lease several sales and service/field offices across Taiwan, South Korea, China, Japan, Singapore and Malaysia consisting of 49 thousand square meters.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	386

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation
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
Please note, substantial shareholders who emigrate, and non-residents who inherit a substantial shareholding, are provisionally subject to an exit tax on capital gains on a deemed alienation of the shareholding. The exit tax is imposed on the difference between the fair market value at the time of emigration and the acquisition price of the substantial shareholding. The tax is levied by imposing a preservative tax assessment. If certain conditions are met, interest-free deferral of the payment of the taxable amount applies. No immediate tax has to be paid, but the tax will be due on the moment of the actual disposal of the shares at any point following the emigration.
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
•Certain assets of the holder are deemed to be treated as a Dutch enterprise under Dutch tax law and the ordinary shares are attributable to this Dutch enterprise.
To qualify for the Dutch participation exemption, the holder must generally hold at least 5.0% of our nominal paid-in capital and meet certain other requirements.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	387

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation (continued)
Dividend withholding tax
In general, a dividend distributed by us in respect of our ordinary shares will be subject to a withholding tax imposed by the Netherlands at the statutory rate of 15.0%.
Dividends include:
•Dividends in cash and in kind
•Deemed and constructive dividends
•Consideration for the repurchase or redemption of ordinary shares (including a purchase by a direct or indirect
ASML subsidiary) in excess of qualifying average paid-in capital unless such repurchase is made for temporary investment purposes or is exempt by law
•Stock dividends up to their nominal value (unless distributed out of qualifying paid-in capital)
•Any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes
•Liquidation proceeds in excess of qualifying average paid-in capital for Dutch dividend withholding tax purposes
Under certain circumstances, a reduction of Dutch dividend withholding tax can be obtained:
•If the shareholder is considered a tax resident in the Netherlands, an exemption at source is available if (i) the participation exemption applies (or participation settlement is applicable) or (ii) the distributing entity and recipient are included in a Dutch fiscal unity for CIT purposes, both under the condition that the ordinary shares are attributable to a business carried out in the Netherlands and the shareholder is considered the beneficial owner of the distributed dividend.
•An exemption at source is available for dividend distributions to certain qualifying EU/EEA tax resident Corporate
Holders that own an interest that would qualify for the Dutch participation exemption (i.e. interest of >5%), unless such holder holds our ordinary shares with the primary aim (or one of the primary aims) of avoiding the levy of
Dutch dividend withholding tax at the level of another person and our ordinary shares are not held for valid commercial reasons that reflect economic reality. This is under the condition that the shareholder is considered the beneficial owner of the distributed dividend.
•An exemption at source is available for dividend distributions to certain qualifying Corporate Holders that are tax resident in a non-EU/EEA jurisdiction with which the Netherlands has concluded a tax treaty that includes a qualifying dividend article and that own an interest that would qualify for the Dutch participation exemption (i.e.
interest of >5%), unless such holder holds our ordinary shares with the primary aim (or one of the primary aims) of avoiding the levy of Dutch dividend withholding tax at the level of another person and our ordinary shares are not held for valid commercial reasons that reflect economic reality. This is under the condition that the shareholder is considered the beneficial owner of the distributed dividend.
•Certain tax exempt organizations (e.g. pension funds and excluding collective investment vehicles) resident in EU/
EEA member states or in qualifying non-EU/EEA states may be eligible for a refund of Dutch dividend withholding tax upon their request. Based on domestic law not yet entered into force, in those circumstances, an exemption at source may also become available upon request.
•Upon request and under certain conditions, certain qualifying Non-Resident Individual and Corporate Holders of ordinary shares resident in EU/EEA member states or in a qualifying non-EU/EEA state may be eligible for a refund of Dutch dividend withholding tax insofar as the withholding tax levied is higher than the personal and CIT which would have been due if they were resident in the Netherlands.
If the Dutch dividend withholding tax exemption is not applicable, a Non-Resident Holder of ordinary shares can still be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-Resident Holder’s country of residence. The
Netherlands has concluded such treaties with the US, Canada, Switzerland, Japan, most EU member states and many other countries.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	388

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation (continued)
In case an anti-abuse rule (among which a limitation of benefits rule) is included in the relevant tax treaty or opted in by both the Netherlands and the Non-Resident Holder’s country of residence via the OECD multilateral instrument, benefits under a tax treaty will only be granted if it can be demonstrated that the Non-Resident Holder complies with the anti-abuse rule requirements. In general, the decisive criterion is the principle purpose test (although the anti-abuse rule could vary per tax treaty), based on which it should be determined whether obtaining a treaty benefit is not one of the principal purposes of the arrangement or transaction.
Under the treaty between the US and the Netherlands for the Avoidance of Double Taxation and the Prevention of
Fiscal Evasion with Respect to Taxes on Income (the ‘US Tax Treaty’), dividends paid by us to a Non-Resident
Holder that is a resident of the US as defined in the US Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0% Dutch withholding tax or, in the case of certain US corporate shareholders owning directly at least 10.0% of our voting power, a reduction to 5.0% Dutch withholding tax, provided that the holder is the beneficial owner of the dividends received and does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The US Tax Treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholder owning directly at least 80.0% of our voting power and meeting all other requirements. The US Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations, in principle, remain subject to the statutory withholding rate of 15.0% and are required to file for a refund of such withholding; however, such organizations may become eligible for the exemption at source when the domestic law as described above has entered into force. Please note, in case an anti-abuse rule is included in a tax treaty (e.g. principle purpose test), benefits under a tax treaty will only be granted if obtaining a treaty benefit is not one of the principal purposes of the arrangement or transaction.
A Non-Resident Holder may not claim the benefits of the US Tax Treaty unless (i) he/she is a resident of the US as defined therein, or (ii) he/she is deemed to be a resident on the basis of the provisions of article 24(4) of the US Tax
Treaty and (iii) his or her entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the US Tax Treaty.
Dividend stripping rules
Under Dutch tax legislation regarding anti-dividend stripping, no exemption from, or refund of, Dutch dividend withholding tax is granted if the recipient of dividends paid by us is not considered the beneficial owner of such dividends.
Conditional dividend withholding tax
In accordance with the Dutch Withholding Tax Act 2021, as of 2024 a 25.8% conditional dividend withholding tax is
(under certain circumstances) applicable on dividend distributions made to holders tax resident in low-tax or non-
cooperative jurisdictions, or to recipients who qualify as hybrid entities, provided that the holder is an entity that has an interest representing more than 50% of our statutory voting rights. If both Dutch dividend withholding tax and
Dutch conditional dividend withholding tax are due, a credit of the amount of dividend withholding tax applies to the conditional dividend withholding tax.
Gift or inheritance taxes
Dutch gift or inheritance taxes will not be levied on the transfer of ordinary shares by way of gift or upon the death of a Non-Resident Individual, unless the transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of the gift or death, is deemed to be resident in the Netherlands.
Gift tax and inheritance tax are levied on the beneficiary. For the purposes of Dutch gift and inheritance tax, an individual of Dutch nationality is deemed to be a resident of the Netherlands if he/she has been a resident thereof at any time during the 10 years preceding the time of the gift or death. For the purposes of Dutch gift tax, a person not possessing Dutch nationality is deemed to be a resident of the Netherlands if he/she has resided therein at any time in the 12 months preceding the gift.
Value-added tax
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
•The Non-Resident Holder is used with the primary intention (or one of the primary intentions) of evading
Dutch personal income tax at the level of its (ultimate) shareholders (abusive case); and
•The structure is considered artificial – that is, not based on sound business reasons that reflect the economic reality.
Non-resident corporate shareholders/members subject to the non-resident taxation will be subject to Dutch CIT at the statutory CIT rate of 25.8% on dividend income and (deemed) capital gains.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	389

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation (continued)
US taxation
The following is a discussion of the material US federal income tax consequences relating to the acquisition, ownership and disposition of ordinary shares by a United States Holder (as defined below) acting in the capacity of a beneficial owner who is not a tax resident of the Netherlands. This discussion deals only with ordinary shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, financial institutions, regulated investment companies, dealers in securities/
traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, investors owning directly, indirectly or constructively 10.0% or more of our outstanding shares, investors who hold ordinary shares as part of hedging or conversion transactions and investors whose functional currency is not the US dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local, Foreign Investment in Real Property Tax Act-related US federal income tax consequences, or non-
US tax consequences.
This discussion is based on the US–Netherlands income tax treaty, the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the US federal income tax consequences of acquiring or holding shares. Prospective purchasers of ordinary shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of US federal, state, local or non-US tax laws to which they may be subject.
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
Passive foreign investment company considerations
We believe we were not a passive foreign investment company for US federal income tax purposes in 2024 and that we will not be a passive foreign investment company in 2025. However, as passive foreign investment company status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual passive foreign investment company status in any particular year until the close of the taxable year in question. We have not conducted a detailed study at this time to confirm our non-passive foreign investment company status. If we were treated as a passive foreign investment company in any year during which a
United States Holder owned common shares, certain adverse tax consequences could apply. Investors should consult their tax advisers with respect to any passive foreign investment company considerations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	390

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation (continued)
Taxation of dividends
United States Holders should generally include, in gross income, as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Dutch withholding taxes) we make out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-
received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution included in income of a United States Holder should be the
US dollar value of the foreign currency (e.g. euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into US dollars. Although the company does not actively compute its earnings and profits under US tax principles, distributions are expected to constitute taxable dividends to corporate earnings and profits.
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
Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, US individuals and trusts may be eligible to apply a 20.0% US federal income tax rate for certain dividends, so long as certain exclusions do not apply and the stock has been held for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends received from ‘qualified foreign corporations’ generally qualify for the reduced rate. A non-US corporation (other than a passive foreign investment company or surrogate foreign corporation) generally will be considered to be a qualified foreign corporation if: (i) the shares of the non-US corporation are readily tradable on an established securities market in the US or (ii) the non-US corporation is eligible for the benefits of a comprehensive income tax treaty with the US that has been identified as a qualifying treaty and contains an exchange of information program. In addition, subject to income limitations, dividends received by US individuals and US residents, estates and trusts will be subject to a Net Investment Income Tax
(NIIT) assessed at the rate of 3.8%. Individual United States Holders should consult their tax advisers regarding the impact of this provision on their particular situations.
Dividends paid by us generally will constitute ‘portfolio income’ for the purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as ‘investment income’ for the purposes of the limitation on the deduction of investment interest expense.
Taxation on sale or other disposition of ordinary shares
Upon a sale or other disposition of ordinary shares, a United States Holder will generally recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized, if paid in
US dollars, or the US dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the US dollar, as the case may be, and the United States Holder’s
US tax basis (determined in US dollars) in such ordinary shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the United States Holder in the ordinary shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for US federal income tax purposes. Gain or loss from the sale or other disposition of ordinary shares generally will be treated as US source income or loss for US foreign tax credit purposes, unless a United States Holder applies a relevant resourcing rule. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the ordinary shares and the date the sale proceeds are converted into US dollars will be treated as ordinary income or loss from sources within the US. Each United States Holder should consult his or her tax adviser with regard to the translation rules applicable when computing its adjusted US tax basis and the amount realized upon a sale or other disposition of its ordinary shares if purchased in, or sold or disposed of for, a currency other than the US dollar.
Information reporting and backup withholding
Information returns may be filed with the IRS in connection with payments on the ordinary shares or proceeds from a sale, redemption or other disposition of the ordinary shares. A ‘backup withholding’ tax of 24% may be applied to, and withheld from, these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules might be refunded (or credited against the beneficial owner’s US federal income tax liability, if any) depending on the facts and provided that the required information is furnished to the IRS.
The discussion set out above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisers with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in US federal and other tax laws.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	391

Financial statements	Notes	Appendices	Definitions
Appendix – Financing policy
Financing policy
We continue to hold on to our long-held prudent financing policy, which is based on three foundational elements:
•Liquidity: Maintain sufficient liquidity to ensure continued business growth and to provide a buffer for cash flow volatility
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
Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and some of which relate to uncertainties of the global economy and the semiconductor industry.
Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity, are sufficient to satisfy our requirements, including our expected capital expenditures, R&D expenses and debt servicing.
We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions, governments and government-related bodies that have investment-grade credit ratings and in money market and other investment funds that invest in high-rated short- and medium-term debt securities. Our investments are mainly denominated in euros and to some extent in US dollars, Taiwanese dollars, Korean won and
Chinese yuan.

Year ended December 31 (€, in millions)	2023	2024
Deposits with financial institutions, governments and government-related bodies	1,348.7	4,850.4
Investments in money market funds	3,167.4	6,379.2
Bank accounts	2,488.6	1,506.3
Cash and cash equivalents	7,004.7	12,735.9

Deposits with financial institutions, governments and government-related bodies	5.4	5.4
Short-term investments	5.4	5.4
We maintain an available committed credit facility of €1.5 billion (2023: €0.7 billion) with a group of banks, under which no amounts were outstanding at the end of 2024 and 2023. This facility has a maturity date of May 2029 with two one year uncommitted extension options on the first and second anniversary of the facility (extending the maturity potentially to 2031).
Capital structure
Our objectives when managing our capital structure are to safeguard our ability to satisfy our capital providers by maintaining a capital structure that ensures liquidity and supports a solid investment-grade credit rating. The capital structure includes both debt and the components of equity, in accordance with both US GAAP and EU-IFRS. The capital structure is mainly altered by, among other things, our financial results, adjusting the amount of dividends paid to shareholders, the amount of share buybacks or capital repayment and any changes in the level of debt. Our capital structure is formally reviewed with the Supervisory Board each year in connection with our updated long-
term financial plan and relevant scenarios. The outcome of this year’s review confirmed that we should maintain our existing financing policy in relation to our capital structure.
Our current credit rating from Moody’s is A2 (Positive); the outlook was changed in May 2024 from Stable. Our current credit rating from Fitch is A+ (Stable). This rating was upgraded in May 2024 from A.
We have Eurobonds outstanding with an aggregate principal amount of €4.8 billion, having the following maturities:
Outstanding Eurobond maturity amounts
(The €500 million bond maturing in 2032 is a green bond)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	392

Financial statements	Notes	Appendices	Definitions
Appendix – Financing policy (continued)
Cash return policy
ASML aims to distribute a dividend that will be growing over time, paid quarterly. On an annual basis, the Board of
Management, upon prior approval from the Supervisory Board, submits a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year, taking into account any interim dividend distributions. The dividend proposal in any given year will be subject to availability of distributable profits, retained earnings and cash, and may be affected by, among other things, our view of potential future liquidity requirements including for investments in production capacity, working capital requirements, the funding of our R&D programs and acquisition opportunities that may arise from time to time, and future changes in applicable tax and corporate laws.
ASML intends to declare a total dividend for the year of 2024 of €6.40 per ordinary share, which is a 4.9% increase compared to the 2023 total dividend of €6.10 per ordinary share. Recognizing the interim dividends of €1.52 per ordinary share paid in August 2024, November 2024 and February 2025, this leads to a final dividend proposal to the General Meeting of €1.84 per ordinary share.
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.
In November 2022, we announced the current up to €12.0 billion 2022-2025 share buyback program of which we expect a total of up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The share buyback program may be suspended, modified or discontinued at any time.
In 2024, we repurchased 574,925 shares (2023: 1,620,128 shares) for a total consideration of 500.0 million (2023:
1,000.0 million). In 2024, we cancelled 5,754,117 shares (2023: 3,553,815 shares).
Dividend per share history
(Dividends attributable to book year)

Cumulative cash returns (Cash return is cumulative share buyback and dividend paid)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	393

Financial statements	Notes	Appendices	Definitions
Appendix – Government regulation
Our business is subject to direct and indirect regulations in each of the countries in which our customers or we do business, and changes in various types of regulations can affect our business adversely. As our business has expanded, we have become subject to increasing and increasingly complex regulations. Such regulations include without limitation environmental regulations, workplace safety regulations, regulations under securities laws and stock exchange rules, anti-corruption regulations, anti-trust regulations, national security regulations, trade restrictions, export controls including licensing or authorization requirements, requirements to obtain authorizations for the use of US technology and for employees producing and developing such technology. The implementation of new, and changes in enforcement of, such legal requirements, including export controls and required permits and licenses or changes in interpretation, implementation or enforcement of such regulations and requirements, could impact our products, our manufacturing or distribution processes or location of sales and where and to whom we can deliver and service our products and services, and could affect the timing of product introductions, the cost of our production, and products as well as their commercial success in each market in which we operate. The impact of these regulations and new regulations and enforcement thereof could adversely affect our business, our financial condition and our results of operations, even where the specific regulations do not directly apply to us or to our products.
Read more in Strategic report – Performance and risk – Risk – Risk factors – 6. Legal and compliance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	394

Financial statements	Notes	Appendices	Definitions
Appendix – Offer and listing details
Our ordinary shares are listed for trading in the form of registered ASML Nasdaq shares and in the form of registered ASML Euronext Amsterdam shares. The principal trading market of our ordinary shares is Euronext
Amsterdam (trading symbol: ASML). Our ordinary shares also trade on Nasdaq (trading symbol: ASML).
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
Pursuant to the terms of the Transfer Agent Agreement, we have agreed to reimburse the New York Transfer Agent for certain out of pocket expenses, including in connection with any mailing of notices, reports or other communications made generally available by ASML to holders of ordinary shares. The New York Transfer Agent has waived its fees associated with routine services to ASML associated with our shares listed at Nasdaq. In addition, the New York Transfer Agent in consideration of its acting as Transfer Agent has agreed to make a contribution toward covering certain expenses incurred by ASML in connection with the issuance and transfer of our shares listed on Nasdaq. In the year ended December 31, 2024, the Transfer Agent contributed USD 0.8 million toward coverage of expenses incurred by ASML (which mainly comprised audit, advisory, legal and listing fees incurred due to the existence of our share listing on Nasdaq).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	395

Financial statements	Notes	Appendices	Definitions
Appendix – Exchange controls
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
Council of the United Nations. Cash distributions, if any, on our shares listed at Nasdaq shall be declared in euros but paid in US dollars, converted at the rate of exchange at the close of business on the date fixed for that purpose by the Board of Management in accordance with the Articles of Association.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	396

Financial statements	Notes	Appendices	Definitions
Appendix – Documents on display
We are subject to certain reporting requirements of the Exchange Act. As a ‘foreign private issuer’, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and ‘short-swing’
profit recovery provisions contained in section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and Financial statements with the Securities and Exchange
Commission (SEC) as frequently or as promptly as companies whose securities are registered under the Exchange
Act that are not foreign private issuers. We are required to file with the SEC, within four months after the end of each fiscal year, an Annual Report on Form 20-F containing Financial statements audited by an independent accounting firm and interactive data comprising Financial statements in extensible business reporting language. We publish unaudited interim financial information in accordance with US GAAP after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.
The documents we file with the SEC are publicly available on the SEC’s website, which contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is
sec.gov.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	397

Financial statements	Notes	Appendices	Definitions
Appendix – Controls and procedures
Disclosure controls and procedures
As of December 31, 2024, ASML’s senior management conducted an evaluation, under the supervision and with the participation of ASML’s CEO and CFO, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a–15(e) under the Exchange Act). Based on such evaluation, ASML’s
CEO and CFO have concluded that, as of December 31, 2024, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, within the time periods specified in the rules and forms of the Securities and Exchange Commission, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by
ASML in the reports that it files or submits under the Exchange Act is accumulated and communicated to ASML’s management, including ASML’s CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Management’s report on internal control over financial reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a–15(f) under the Exchange Act. Under the supervision and with the participation of
ASML’s CEO and CFO, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting as of December 31, 2024, based upon the framework in ‘Internal Control – Integrated
Framework’ (2013) issued by the COSO. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective, as of December 31, 2024, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial statements for external purposes in conformity with US GAAP.
KPMG Accountants N.V., an independent registered public accounting firm, has audited the Financial statements as included in this Annual Report and has also audited and issued a report, included herein, on the effectiveness of
ASML’s internal control over financial reporting.
Changes in internal control over financial reporting
During the year ended December 31, 2024, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Inherent limitations of disclosure controls and procedures in internal control over financial reporting
It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	398

Financial statements	Notes	Appendices	Definitions
Appendix – Financial calendar and investor relations
Financial calendar
April 16, 2025
Announcement of First Quarter results for 2025
April 23, 2025
Annual General Meeting
July 16, 2025
Announcement of Second Quarter results for 2025
October 15, 2025
Announcement of Third Quarter results for 2025
Fiscal Year
ASML’s fiscal year ends on December 31, 2025
Investor Relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Our annual reports, quarterly releases and other information are also available on our website.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	399

Financial statements	Notes	Appendices	Definitions
Appendix – ASML worldwide contact information
Corporate headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
Investor Relations
Phone: +31 40 268 3938
Email: investor.relations@asml.com
For additional contact information please visit asml.com

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	400

Financial statements	Notes	Appendices	Definitions
Appendix – Change in Registrant’s Certifying Accountant
At the AGM held on April 26, 2023, PricewaterhouseCoopers Accountants NV (PwC) was appointed as the new external audit firm for ASML for the fiscal year ending December 31, 2025. The appointment of PwC followed after the completion of a tender and selection process and the subsequent appointment proposal made to the General
Meeting by the Supervisory Board in April 2022, in line with the recommendation by the Audit Committee. The change in auditors was initiated to comply with relevant independence regulations, that include mandatory audit firm rotation. Accordingly, KPMG is deemed to have declined to stand for re-election for the purposes of Item
16F(a)(1)(i) of Form 20-F.
During the fiscal years ended December 31, 2024 and 2023 and the subsequent period through March 5, 2025, (1)
KPMG has not issued any reports on the financial statements of ASML or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to KPMG’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.
Furthermore, during the fiscal years ended December 31, 2024 and 2023 and the subsequent period through March
5, 2025, neither ASML nor anyone on its behalf has consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of ASML, and either a written report or oral advice that was provided by PwC was considered by ASML as being an important factor in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form
20-F.
ASML has provided KPMG with a copy of the foregoing disclosure and has requested that KPMG furnish ASML with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of the letter, dated March 5,
2025, is filed herewith as Exhibit 15.2.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	401

Financial statements	Notes	Appendices	Definitions
Appendix – Reference table 20-F

Item	Form 20-F caption	Location in this document	Page
Part I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key information
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk - Risk factors	67
4	Information on the Company
	A. History and Development of the Company	Cover page	1
		At a glance	6
		Appendix - Property, plant and equipment	385
		Appendix - Documents on display	396
		Appendix - ASML contact information	399
	B. Business Overview	At a glance	6
		Our marketplace	35
		Note 2 Revenue from contracts with customers	341
		Note 3 Segment disclosure	345
		Appendix - Government regulation	393
	C. Organizational Structure	Corporate governance – Compliance with Corporate governance requirements – Corporate information	114
	D. Property, Plant and Equipment	Note 13 Property, plant and equipment, net	352
		Appendix - Property, plant and equipment	385
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating Results	Financial performance - Performance KPIs	56
	B. Liquidity and Capital Resources	Financial performance - Performance KPIs	56
		Appendix - Financing policy	391
		Consolidated statements of cash flows	339
		Note 4 Cash and cash equivalents and short-term investments	346

Item	Form 20-F caption	Location in this document	Page
		Note 16 Long-term debt and interest and other costs	356
		Note 17 Commitments and contingencies	358
		Note 25 Financial risk management	374
	C. Research and Development, Patents and Licenses, etc.	How we innovate	31
		Financial performance – Research and development costs	58
		Innovation ecosystem	297
		Information Security - Intellectual Property protection	92
	D. Trend Information	Long-term growth opportunities	61
		Risk - Risk factors	67
	E. Critical Accounting Estimates	Consolidated financial statements - Notes to the Consolidated financial statements - Note 1 General information / summary of general accounting policies	340
6	Directors, Senior Management and Employees
	A. Directors and Senior Management	Corporate governance	98
	B. Compensation	Remuneration Report	140
	C. Board Practices	Corporate governance	98
		Corporate governance – Supervisory Board report – Supervisory Board committees	127
	D. Employees	Note 18 Personnel expenses and employee information	359
	E. Share Ownership	Corporate governance – AGM and share capital – Major shareholders	111
		Remuneration Report - Board of Management remuneration	147
		Note 20 Share-based compensation	361
	F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	Not applicable
7	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Corporate governance – AGM and share capital – Major shareholders	111
	B. Related Party Transactions	Note 26 Related parties and variable interest entities	380

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	402

Financial statements	Notes	Appendices	Definitions
Appendix – Reference table 20-F (continued)

Item	Form 20-F caption	Location in this document	Page
	C. Interests of Experts & Counsel	Not applicable
8	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated financial statements	332
	B. Significant Changes	Long-term growth opportunities	61
		Notes to the Consolidated financial statements	340
9	The Offer and Listing
	A. Offer and Listing Details	Appendix - Offer and listing details	394
	B. Plan of Distribution	Not applicable
	C. Markets	Appendix - Offer and listing details	394
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
10	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Corporate governance	98
	C. Material Contracts	None
	D. Exchange Controls	Appendix - Exchange controls	395
	E. Taxation	Appendix - Dutch and US taxation	386
	F. Dividends and Paying Agents	Not applicable
	G. Statement by Experts	Not applicable
	H. Documents on Display	Appendix - Documents on display	396
	I. Subsidiary Information	Not applicable
	J. Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosures About Market Risk	Note 16 Long-term debt and interest and other costs	356
		Note 25 Financial risk management	374
12	Description of Securities Other Than Equity Securities	Appendix - Offer and listing details	394
Part II
13	Defaults, Dividend Arrearages and Delinquencies	None
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item	Form 20-F caption	Location in this document	Page
15	Controls and Procedures	Appendix - Controls and procedures	397
16A	Audit Committee Financial Expert	Supervisory Board report – Supervisory Board committees – Audit Committee	128
16B	Code of Ethics	Governance – ESG integrated governance – Business ethics and Code of Conduct	326
16C	Principal Accountant Fees and Services	Appendix - Principal accountant fees and services	384
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 22 Shareholders’ equity	371
16F	Change in Registrant’s Certifying Accountant	Appendix - Change in Registrant’s Certifying Accountant	400
16G	Corporate Governance	Corporate governance – Compliance with Corporate governance requirements – US listing requirements	114
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J	Insider Trading Policies	Not applicable
16K	Cybersecurity	Risk - Risk factors	67
		Corporate governance – Information security	88
Part III
17	Financial Statements	Not applicable
18	Financial Statements	Consolidated financial statements	332
19	Exhibits	Exhibit index	411
This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2024, of ASML Holding NV.
Reference is made to the Form 20-F cross reference table above. Only the information in this document that is referenced in the Form 20-F cross reference table and this paragraph, this cross-reference table itself, the section entitled Special note regarding forward-looking statements and the Exhibits themselves shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document, such as but not limited to the Limited assurance report of the independent auditor on the Sustainability statements, which is not referenced in the Form 20-F cross reference table, this paragraph, the section entitled Special note regarding forward-looking statements or the
Exhibits themselves shall not be deemed to be incorporated by reference, shall not be part of the 2024 Annual Report on Form 20-F and is furnished to the Securities and Exchange Commission for information only. This document also includes references to certain information contained on ASML's website: the information contained on ASML's website is not incorporated by reference and does not form part of this document.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	403

Financial statements	Notes	Appendices	Definitions
Definitions

Name	Description
0–9
3TG	Tin, tantalum, tungsten and gold
A
Affected communities	People or groups of people living or working in areas in which ASML has operations and in areas affected by ASML’s value chain.

AFM	The Dutch Authority for the Financial Markets (Autoriteit Financiële Markten)
AGM	Annual General Meeting
AI	Artificial intelligence
Applied Materials Inc.	Semiconductor equipment company
ARCNL	Advanced Research Center for Nanolithography
ArF	Argon fluoride
ArFi	Argon fluoride immersion
ASC	Accounting Standards Codification
ASC 606	Accounting Standards Codification revenue recognition
ASC 740	Accounting Standards Codification provision for income taxes
ASML	ASML Holding NV and/or any of its subsidiaries and associates
ASML Preference Shares Foundation	Stichting Preferente Aandelen ASML
ATP throughput	Throughput of the measured system (in wph) according to the acceptance test protocol.
B
BEPS	Base erosion and profit shifting
Big data	Extremely large data sets that may be analyzed computationally to reveal patterns, trends and associations.
BoM	ASML's Board of Management
Bradley Curve	Illustrates the relationship between accidents and corporate culture.
Brainport Eindhoven	A technology region in the south of the Netherlands comprising companies, educational institutions and governmental organizations.
BREEAM	Building Research Establishment Environmental Assessment Method
Brion	Brion Technologies, Inc.
C
CAGR	Compound annual growth rate

Name	Description
Canon	Canon Kabushiki Kaisha
Capex	Capital expenditures, defined as additions in property, plant and equipment plus additions in intangible assets plus additions in right-of-use assets (operating and finance).
Capital resources	Financial, manufactured, intellectual, human, social and relationship, and natural elements employed to produce goods and services.
Carl Zeiss SMT	Carl Zeiss SMT GmbH
Cash conversion rate	An economic statistic in controlling that represents the relationship between cash flow and net profit.
CD	Critical dimension
CDP	The Carbon Disclosure Project
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHIPS and Science Act	The Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act), signed into law in August 2022, designed to boost US competitiveness, innovation and national security.
CISO	Chief Information Security Officer
CIT	Corporate income tax
CLA	Collective labor agreement
Cleanroom	The central part of a wafer fab where wafers are processed and the environment is carefully controlled to eliminate dust and other contaminants.
CMOS	Complementary metal–oxide semiconductor
CO2(e)	Carbon dioxide (equivalent)
Code	The Dutch Corporate Governance Code
Code of Conduct	Code of ethics and conduct
Collective Bargaining Agreement (CBA)
A written agreement that defines the terms and conditions of employment for ASML employees and regulates relationship between ASML, ASML employees, trade unions and duly elected employee representatives.

Company	ASML Holding NV
Computational lithography
The use of powerful algorithms and computer modeling of the manufacturing process to optimize reticle patterns by intentionally deforming them to compensate for physical and chemical effects that occur during lithography and patterning.

COO	Chief Operations Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
COVID-19	Coronavirus disease 2019

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	404

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
CPP	ASML’s Community Partnership Program
CRMC	Capital Research & Management Company
CSPO	Chief Strategic Sourcing & Procurement Officer
CSRD	Corporate Sustainability Reporting Directive
Cymer	Cymer Inc., Cymer LLC and its subsidiaries
D
DDR5	The 5th generation of double data rate synchronous dynamic random access memory
D&E	Development and engineering
DEFRA
A comprehensive set of GHG emission factors from the UK Government Department for
Environment, Food & Rural Affairs, Department for Energy Security and Net Zero and Department
for Business, Energy & Industrial Strategy

Deloitte	Deloitte Accountants BV
Diversity	The variety of people considering for example gender, neurodiversity, nationality, sexual orientation, people with disabilities and under-represented minorities.
D&I	Diversity and inclusion
DRAM	Dynamic random-access memory
DUV	A lithography technology that uses deep ultraviolet (DUV) light
E
E-beam	Electron beam
EBIT	Earnings before interest and taxes
EHS	Environment, health and safety
EHS Competence Center	A group within ASML that defines EHS standards, gathers best practices and helps managers implement them.
EMEA	Europe, the Middle East and Africa
Employee
Those individuals in an employment relationship with ASML according to national law or practice.
Employees in terms of ESRS reporting comprise total payroll employees for financial statement reporting.

Employee turnover	Employees who leave ASML voluntarily or due to dismissal, retirement or death in service, thereby excluding termination by way of reaching the end of agreed contact duration.

EMS	Environmental management system
EPE	Edge placement error
EPS	Earnings per share

Name	Description
ERM	Enterprise risk management
ERP	Enterprise resource planning
eScan	ASML’s e-beam wafer inspection system family for targeted in-line defect detection.
ESG	Environmental, social and governance
ESRS	European Sustainability Reporting Standards
ETR	Effective tax rate
EU	European Union
EU-IFRS	IFRS Accounting Standards as endorsed by the European Union
Euribor	Euro Interbank Offered Rate
Eurobond	A bond denominated in euros
Euroclear Nederland	The Dutch Central Securities Depository (Nederlands Centraal Instituut voor Giraal Effectenverkeer BV).
Euronext Amsterdam	Euronext Amsterdam NV
EUV	A lithography technology that uses extreme ultraviolet (EUV) light with a wavelength of 13.5 nm – this is the cutting-edge of lithography and provides the highest resolution possible.
EVP	Executive Vice President
Exchange Act	US Securities Exchange Act of 1934
EXE – EUV 0.55 NA	ASML’s second TWINSCAN platform for EUV lithography, also referred to as EUV 0.55 NA or High NA EUV.
F
Fab	Semiconductor fabrication plant
FAQ	Frequently asked questions
Fast shipment
A fast shipment process skips some of the testing in our factory and provides our customers with earlier access to wafer output capacity. When customer acceptance at FAT is not proven, this leads to a deferral of revenue recognition until SAT.

FAT	Factory acceptance test
FDII	Foreign-derived intangible income
Feature	The elements that make up the pattern for a given layer of a microchip
F-Gas	Fluorinated gases (F-gases) is a commonly used word for a group of gases that contain fluorine.
Fitch	A leading provider of credit ratings, commentary and research for global capital markets
Flash	A type of non-volatile memory used for storing and transferring information
Foundry	A contract manufacturer of logic chips

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	405

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
Fraunhofer	Applied research organization in Germany
FTE	Full-time equivalent
G
G-SEED	Green Standard for Energy and Environmental Design (South Korea)
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
Gemba Walk	The Gemba Walk is an opportunity for staff to stand back from their day-to-day tasks to walk the floor of their workplace to identify wasteful activities.
GHG	Greenhouse gas
GHG neutrality
We define GHG neutrality as having our remaining emissions, after ASML’s efforts to reach our
GHG emission reduction targets, compensated by the same amount of tonnes (metric tons) of carbon credits that are verified against recognized quality standards.

GPU	Graphics processing unit
GRI	Global Reporting Initiative
GRI standards	GRI sustainability reporting standards
H
High-bandwidth Memory	Type of computer memory designed to provide both high-bandwidth and low-power consumption.
HMI	The brand name for ASML’s range of electron beam (e-beam) wafer inspection and metrology systems.
Holistic lithography
Our approach to optimizing the entire microchip printing process and enabling affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology and inspection solutions to analyze and control the manufacturing process in real time.

Horizon Europe Program
A public-private partnership that facilitates collaboration and strengthens the impact of research and innovation in developing, supporting and implementing EU policies while tackling global challenges.

HR&O	Human Resources and Organization
HTPCW	High-temperature process cooling water
I
IBM	Installed base management
IC	Integrated circuit
ICT	Information and communication technology
ID2PPAC	Integration of processes and modules for the 2 nm node meeting power performance area and cost requirements.

Name	Description
IDM	Integrated device manufacturer
IEA	International Energy Agency
IFRS	International financial reporting standards
i-line	Light with a wavelength of 365 nm, generated by mercury vapor lamps and used in some lithography systems.
ILO	International Labor Organization
Imaging	The transfer of a pattern onto the photoresist on a wafer using light.
imec	Interuniversitair Micro-Elektronica Centrum
Immersion lithography
A lithography technique that uses a pool of ultrapure water between the lens and the wafer to increase the lens’s numerical aperture (ability to collect and focus light). This improves both the resolution and depth of focus for the lithography system.

Inclusion	Creating a safe and trusting environment where everyone feels empowered to speak up and make a difference and feels accepted for who they are and what they bring to the table.
Inclusion score	The overall score related to the questions included in the employment engagement survey that specifically relate to ‘inclusion’.
Industrial site	Industrial buildings and offices combined at one location
Intel	Intel Corporation
Internal Control – Integrated Framework 2013	Criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission
Internet of things (IoT)	A network of physical objects embedded with sensors, actuators, electronics and software that allow the objects to collect and exchange data.
IP	Intellectual property
IPCC	Intergovernmental Panel on Climate Change
IPR	Intellectual property rights
IRA	Inflation Reduction Act of 2022
I-REC	International renewable energy certificate
IRS	Internal Revenue Service of the United States
ISO	International Organization for Standardization
ITM	Integrated Talent Management
J
JG13+	Job grade 13 and higher
JP Morgan Chase	US-based holder of our New York share register

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	406

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
K
KLA-Tencor	KLA-Tencor Corporation
KPI	Key performance indicator
KPMG	KPMG Accountants N.V.
K-Reach	Act on the Registration and Evaluation of Chemicals in South Korea
KrF	Krypton fluoride
kt	Kilotonne or 1,000 tonnes (1 tonne = unit of mass equal to 1,000 kilograms)
kWh	Kilowatt-hour
L
LED	Light-emitting diode
LEED	Leadership in Energy and Environmental Design
LEP	Lifetime Extension Package
LGBTQIA+	Lesbian, gay, bisexual, transgender, queer, intersex, asexual and other identities
Lithography	Lithography, or photolithography, is the process in microchip manufacturing that uses light to pattern parts on a silicon wafer.
Logic	Integrated devices such as microprocessors, microcontrollers and graphics processing units. Also refers to companies that manufacture such devices.
LTI	Long-term incentive
Living wage	A wage that provides for the satisfaction of the needs of the employee and his/her family in the light of national economic and social conditions.
M
Management Report	The sections Strategic report, Corporate governance, Supervisory Board report and Sustainability statements together form the Management Report.
Memory	Microchips, such as NAND Flash and DRAM, that store information. Also refers to companies that manufacture such chips.
Metalektro	Multi-employer union plan is managed by PME (Stichting Pensioenfonds van de Metalektro).
Metrology	The science of measurement on pattern quality before and during high-volume chip manufacturing.
Minimum wage	A national or sub-national lowest wage level established by legislation or collective bargaining.

mm	Millimeter (one thousandth of a meter)
MNP	Make Next Platform
Moody's	An American credit rating agency that provides corporate ratings.

Name	Description
Mt	Megatonne, a metric unit equivalent to 1 million (106) tonnes, or 1 billion (109) kilograms
MW	Megawatt, a metric unit equivalent to one million (106) watt
myEHS system	ASML’s health and safety management system
N
N1-conversion	A category of 'non-employee' in temporary role (maximum of 12 months) through placement agency, to move into a 'permanent employee' position.
NA	Numerical aperture
NACE	Statistical Classification of Economic Activities in the European Community
NAND	A binary logical operator that gives an output when it receives one or no input; a composite of ‘NOT AND’.
Nasdaq	Nasdaq Stock Market LLC
NEa	Dutch Emissions Authority (Nederlandse Emissieautoriteit)
Net bookings	Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.
Net-zero target
Setting a net-zero target at the level of an undertaking aligned with meeting societal climate goals means, according to the ESRS:
i. achieving a scale of value chain emissions reductions consistent with the abatement required to reach global net-zero in 1.5˚C pathways; and
ii. neutralizing the impact of any residual emissions (after approximately 90–95% of GHG emission reduction with the possibility for justified sectoral variations in line with a recognized sectoral pathway) by permanently removing an equivalent volume of CO2.

NGO	Non-governmental organization
NIIT	Net investment income tax
Nikon	Nikon Corporation
NL	The Netherlands
nm	Nanometer (one billionth of a meter)
Node
A stepping stone in the chipmaking industry’s roadmap for smaller features and more advanced microchips, describes and differentiates generations of semiconductor manufacturing technologies and the chips made with them. Nodes with ‘smaller sizes’ refer to more advanced technologies.

Non-employees	Includes both individual contractors supplying labor to ASML (‘self-employed people’) and workers provided by ASML primarily engaged in ‘employment activities’ (NACE Code N78).
Non-GAAP	A measure of a company’s historical or future financial performance, financial position or cash flows that are not calculated or presented in accordance with the GAAP.
NPR	Non-product-related

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	407

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
NV	Naamloze vennootschap, referred to as NV
NXE – EUV 0.33 NA
ASML’s first TWINSCAN platform for EUV lithography with a numerical aperture of 0.33 that provides 13 nm resolution to support advanced Logic and Memory chip production, also referred to as EUV 0.33 NA.

NXT	An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity.
O
OCI	Other comprehensive income
OECD	Organisation for Economic Co-operation and Development
Other worker	Individuals providing services connected to ASML operations or core activities not meeting the definition of ‘employee’ or ‘non-employee’.
Overlay	The layer-to-layer alignment of chip structures
Own workforce	Aggregate of 'Employees' and 'Non-employees’

P
PAS	Philips Automatic Stepper – ASML’s first lithography platform that uses a single stage.
Pattern fidelity	A holistic measure of how well the desired pattern is reproduced on the wafer
Pattern fidelity control
A holistic approach to controlling the whole process of manufacturing advanced microchips in high volumes that aims to improve overall yields. It draws data from production equipment and computational lithography tools, analyzing it with techniques such as machine learning to provide real-time feedback.

Patterning	The process of creating a pattern in a surface to build microchips
PCAOB	Public Company Accounting Oversight Board
PEP	Productivity Enhancement Package
Performance and career development reviews
As part of the ASML Develop and perform cycle, performance and career development reviews refer to the annual evaluations, taking into account the employees’ performance and peer reviews that result in a final overall rating provided by the employees’ direct superior.

Permanent employees	Permanent employees are those individuals with long-term employment contracts with ASML wherein there is no established termination date.
PFAS	Perfluoroalkyl chemicals
PGP	Product generation process
Philips	Health technology company, headquartered in the Netherlands
PHLX Index	Semiconductor sector index
PIs	Performance indicators

Name	Description
PME	Bedrijfstakpensioenfonds Metalektro
PR	Product-related
Preference shares foundation	Stichting Preferente Aandelen ASML
Preference share option	An option to acquire cumulative preference shares in our capital
PwC	PricewaterhouseCoopers Accountants NV
Q
Q&As	Questions and answers
R
R&D	Research and development
RBA	Responsible Business Alliance
REACH	Registration, evaluation, authorization and restriction of chemicals
REC	Renewable Energy Certificate

Recordable work- related injuries
Work-related injury that results in any of the following: (i) death, days away from work, restricted work or transfer to another job, medical treatment beyond first aid, or loss of consciousness; or
(ii) significant injury diagnosed by a physician or other licensed healthcare professional, even if it does not result in death, days away from work, restricted work or job transfer, medical treatment beyond first aid or loss of consciousness.

Recoverable amount	The greater out of an asset’s fair value less costs to sell and its value in use
Remuneration Policy	The remuneration policy applicable to the Board of Management of ASML Holding NV
Reticle	A plate containing the pattern of features to be transferred to the wafer for each exposure
ROAIC	Return on average invested capital
RoHS	Restriction of hazardous substances
S
Standard & Poor's	A stock index of the United States that, due to its broad composition, gives a reliable picture of developments in the American stock market.
SAQ	Self-assessment questionnaire
Sarbanes-Oxley Act	The Sarbanes-Oxley Act of 2002
SAT	Site acceptance test
SB	ASML’s Supervisory Board
SBTi	Science-Based Targets initiative

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	408

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
SCC	Semiconductor Climate Consortium
Scope 1 CO2e emissions	Direct carbon dioxide emissions from resources an organization owns or controls
Scope 2 CO2e emissions	Indirect carbon dioxide emissions due to the energy an organization consumes
Scope 3 CO2e emissions	All other indirect carbon dioxide emissions that occur in an organization’s value chain
Scope 3 CO2e emissions intensity	All other indirect carbon dioxide emissions that occur in an organization’s value chain expressed as a percentage of revenue or gross profit.
SDGs	United Nations' Sustainable Development Goals
SEC	The United States Securities and Exchange Commission
SEMI	Semiconductor Equipment and Materials International
SEMI S2
SEMI S2 – Safety Guideline, Environmental, Health and Safety Guideline for Semiconductor
Manufacturing Equipment, a set of performance-based EHS considerations for semiconductor manufacturing equipment.

SEMI S23
SEMI S23 – Guide for Conservation of Energy, Utilities and Materials Used by Semiconductor
Manufacturing Equipment, guidelines for collecting, analyzing and reporting energy-consuming semiconductor manufacturing equipment utility data.

SG&A	Selling, general and administrative expenses
Shrink	The process of developing smaller transistors for more advanced chips.
Significant employment country	Operating countries in which ASML has 50 or more employees representing at least 10% of its total number of employees.

Significant employment region	Operating regions in which ASML has 50 or more employees representing at least 10% of its total number of employees.

SNEP	System Node Extension Package
SOC	Security Operations Center
Social dialogue	Communication and exchanges between or among ASML, its organizations, representatives of governments and workers’ representatives, on issues of common interest relating to economic and social policy.

SSD	Solid-state drive
SS&P	Strategic sourcing and procurement
Star level	Startups accelerated by Eindhoven Startup Alliance / HighTechXL that show a multiple of investment of above 10 times.
STEM	Science, technology, engineering and mathematics

Name	Description
STI	Short-term incentive
STR	Stichting Technology Rating, a non-profit organization
T
T-REC	Taiwan Renewable Energy Certificate
TCC	Total Cash Compensation
TCFD	Task Force on Climate-related Financial Disclosures
Technical competence	The capabilities and spread of technical expertise among our people, and the extent to which they are embedded in our processes and operations.
Temporary employees	Temporary employees are those individuals with a fixed-term agreement with ASML wherein the duration of the contract is agreed upon prior to its commencement.
Thales NL	Dutch branch of the international Thales Group
Throughput	The number of wafers a system can process per hour
Tier 1 (2, 3) supplier	Tier 1 suppliers are direct suppliers, whereas Tier 2, 3 and beyond refer to suppliers of our suppliers.
TJ	Terajoule (one trillion joules)
TNO	Nederlandse Organisatie voor Toegepast Natuurwetenschappelijk Onderzoek (Netherlands Organisation for Applied Scientific Research)
Top management	Top management within ASML has been defined as senior leadership (job grade 13) and higher excluding the Supervisory Board.
Training hours	Hours of internal and external learning completed by employees and registered on ASML learning platforms.
Transistor	A semiconductor device that is the fundamental building block of microchips
TSCA	Toxic Substances Control Act
TSMC	Taiwan Semiconductor Manufacturing Company Ltd.
TSR	Total shareholder return
TU/e	Technische Universiteit Eindhoven
TWINSCAN	ASML’s unique lithography system platform, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput.
U
UNGP	United Nations Guiding Principles on Business and Human Rights
US	United States
US GAAP	Generally accepted accounting principles in the United States of America

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	409

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
V
Vanderlande	A material handling and logistics automation company based in the Netherlands
VAT	Value-added tax
VER(s)	Voluntary emission reduction (certificates)
VIE	Variable interest entity
VLSI	VLSI Research Inc.
VNO-NCW	The Confederation of Netherlands Industry and Employers
VOC	Volatile organic compound
VP	Vice president
VPA	Volume purchase agreement
W
WACC	Weighted average cost of capital
Wafer inspection	The process of locating and analyzing individual chip defects on a wafer
Wafer metrology	The process of measuring the quality of patterns on a wafer
Waste intensity	The total waste in millions of kilograms (excluding construction waste) divided by revenue (in millions of euros).
Wavelength	The distance between two peaks of a wave such as light. The shorter the wavelength of light used in a lithography system, the smaller the features the system can resolve.
Website	asml.com
Works Council	Works Council of ASML Netherlands BV
wph	Wafers per hour
X
XT	ASML’s second TWINSCAN platform for DUV lithography, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput.
Y
YieldStar	ASML’s optical diffraction-based wafer metrology platform
Z
ZEISS	Carl Zeiss AG

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2024	410

Financial statements	Notes	Appendices	Definitions
Signatures
ASML Holding NV hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
ASML Holding NV (Registrant)
/s/ Christophe D. Fouquet
Name: Christophe D. Fouquet
Title: President, CEO and Chair of the Board of Management
Dated: March 5, 2025
/s/ Roger J.M. Dassen
Name: Roger J.M. Dassen
Title: Executive Vice President, CFO and member of the Board of Management
Dated: March 5, 2025

TCFD Report	411

Exhibit index

Exhibit No.	Description
1.1	Articles of Association of ASML Holding NV (English translation) (dated May 12, 2022)
2.1	Description of Securities registered under Section 12 of the Exchange Act (Incorporated by reference to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2021)
4.1
Form of Indemnity Agreement between ASML Holding NV and members of its Board of Management
(Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31,
2003

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
ended December 31, 2014)  [1]

4.4
ASML/Carl Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and
ASML Holding NV (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the  year ended December 31, 2004)  [1]

4.5	ASML Board of Management Umbrella Share Plan (Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on April 13, 2015 (file No. 333-203390))
4.6
Partnership and Joint Venture Agreement, among Carl Zeiss AG, ASML Holding NV and Carl Zeiss SMT
Holding Management GmbH, dated June 29, 2017 (Incorporated by reference to the Registrant’s Annual
Report on Form 20-F for the fiscal year ended December 31, 2017)

4.7
Settlement and Cross License Agreement, dated February 18, 2019, among Nikon Corporation, ASML Holding
NV and Carl Zeiss SMT GmbH and, with regard to sections 3(b) 2.2.1, 3.8, 6.3.3, 6.6, 10.6, 10.8, 10.14 and
10.15, Carl Zeiss AG  (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019)  [3]

4.8
ASML – SMT Business Agreement, dated July 21, 2021, between ASML Netherlands BV and Carl Zeiss SMT
GmbH[3] (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended
December 31, 2022)

8.1	List of Main Subsidiaries [2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a–14(a) of the Securities Exchange Act of 1934 [2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a–14(b) of the Securities Exchange Act of 1934 [2]

Exhibit No.	Description
15.1	Consent of Independent Registered Public Accounting Firm [2]
15.2	Letter dated March 5, 2025 from KPMG Accountants N.V.
19.1	ASML Insider Trading Rules (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)
97.1	Clawback Policy (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)
101.INS	XBRL Instance Document [2]
101.SCH	XBRL Taxonomy Extension Schema Document [2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document [2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [2]
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) [2]
1.Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.
2.Filed at the SEC herewith.
3.Portions of this exhibit have been omitted because (i) they are not material and (ii) the registrant customarily and actually treats the information as private or confidential.
As of December 31, 2024, ASML is party to six outstanding debt instruments (senior notes) under which the total amount of securities under each individual debt instrument does not exceed 10% of the total assets of ASML and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b) (i) of the instructions to the exhibits to Form 20-
F, ASML agrees to furnish a copy of such instruments to the SEC upon request. ASML's senior notes are:
•3.500% ASML Holding NV Fixed Rate Senior Notes due 2025 (XS2631416950)
•1.375% ASML Holding NV Fixed Rate Senior Notes due 2026 (XS1405780963)
•1.625% ASML Holding NV Fixed Rate Senior Notes due 2027 (XS1527556192)
•0.625% ASML Holding NV Fixed Rate Senior Notes due 2029 (XS2166219720)
•0.250% ASML Holding NV Fixed Rate Senior Notes due 2030 (XS2010032378)
•2.250% ASML Holding NV Fixed Rate Senior Notes due 2032 (XS2473687106)