Form 20-F
period 2025-12-31
ASML HOLDING NV
filed 2026-02-25
CIK 937966

United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2025
Commission file number 001-33463
ASML HOLDING NV
(Exact Name of Registrant as Specified in Its Charter)
The Netherlands
(Jurisdiction of incorporation or organization)
De Run 6501, 5504 DR Veldhoven, The Netherlands
(Address of principal executive offices)
Jim Kavanagh
Telephone: +31 40 268 3938 E-mail: jim.kavanagh@asml.com
De Run 6501, 5504 DR, Veldhoven, The Netherlands
(Name, Telephone, E-mail, and / or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class Trading SymbolName of each exchange on which registered
Ordinary SharesASML The Nasdaq Stock Market LLC
(nominal value €0.09 per share)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
385,417,665 Ordinary Shares
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
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate, London, England EC2N 4BQ

ASML

Powering technology forward with you

Annual Report 2025

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	3

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
ASML is a leading innovator in the global
semiconductor ecosystem. Working
closely with our customers and partners,
we provide the hardware, software and
services that help chipmakers create
more powerful, affordable and energy-
efficient microchips. These chips power
modern life and help address some
of humanity’s toughest challenges.
We keep powering
technology forward...

…through customer collaboration.	…through cutting- edge physics.

Read more about this story

Read more about this story

…through collective innovation.	…through diverse, inspired talent.

Read more about this story

Read more about this story

…using the potential of AI.	…while aiming to reduce environmental impact.

Read more about this story

Read more about this story

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	4

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Contents

Powering technology forward…

30…through customer collaboration.
32…through cutting-edge physics.
34…through collective innovation.
36…through diverse, inspired talent.
38…using the potential of AI.
40…while aiming to reduce
      environmental impact.

Read more in Highlights online >
Our 2025 online report highlights key information from this pdf.

1. Strategic report
5	Special note regarding forward- looking statements
6	At a glance – 2025 overview
8	In conversation with our CEO
Our business
14	Our holistic approach to lithography
18	Our products and services
22	Our marketplace
28	Our business strategy
29	Deepen customer trust
31	Extend our technology and holistic product leadership
33	Strengthen ecosystem relationships
35	Create an exceptional workplace
37	Drive operational excellence
39	Deliver on ESG sustainability
41	Our business model
44	Engaged stakeholders
Financial performance
51	Message from our CFO
54	Financial performance KPIs
59	Long-term growth opportunities
Risk and security
61	Understanding ASML’s risk management framework
63	How we manage risk
66	Risk factors
74	Information security

2. Corporate governance
Corporate governance
76	Corporate governance at a glance
78	Board of Management
80	Supervisory Board
83	Other Board-related matters
85	AGM and share capital
88	Financial reporting and audit
90	Compliance with corporate governance requirements
Supervisory Board report
91	In conversation with the Chair of the Supervisory Board
94	Supervisory Board focus in 2025
98	Meetings and attendance
99	Composition and skills
101	Evaluation
102	Supervisory Board committees
112	Financial statements and profit allocation
Remuneration report
113	In conversation with the Chair of the Remuneration Committee
115	Board of Management remuneration at a glance
117	Remuneration Committee
119	Board of Management remuneration
134	Supervisory Board remuneration
137	Other information

3. Sustainability statements
139	Limited assurance report of the independent auditors on the Sustainability statements
General disclosures
142	Basis for preparation
144	ESG sustainability governance
146	ESG sustainability at a glance
147	Value chain and ecosystem overview
148	Environmental and human rights due diligence
150	Impact, risk and opportunity management
153	Environmental
154	Energy efficiency and climate action
188	Circular economy
203	EU Taxonomy
209	Other disclosures: Water management in our own operations
210	Social
211	Attractive workplace for all
237	Responsible value chain
246	Innovation ecosystem
251	Valued partner in our communities
261	Governance
262	ESG integrated governance
269	Reference table

4. Financial statements
Consolidated financial statements
274	Reports of independent registered public accounting firms
277	Consolidated statements of operations
278	Consolidated statements of comprehensive income
279	Consolidated balance sheets
280	Consolidated statements of shareholders’ equity
282	Consolidated statements of cash flows
283	Notes to the Consolidated financial statements
326	Other appendices
343	Definitions
351	Exhibit index

A definition or explanation of abbreviations, technical terms and other terms used throughout this Annual Report can
be found in the Definitions section. In some cases, numbers
have been rounded for readers’ convenience.
This report comprises regulated information within the
meaning of articles 1:1 and 5:25c of the Dutch Financial
Markets Supervision Act (Wet op het Financieel Toezicht).
The sections Strategic report, Sustainability statements
(except for the Limited assurance report of the independent
auditor on the Sustainability statements), and subsections
Corporate governance and Supervisory Board report,
together form the Management Report.
In this report the name ‘ASML’ is sometimes used for
convenience in contexts where reference is made to ASML
Holding N.V. and/or any of its consolidated subsidiaries, as the context may require.
References to our website and/or video presentations in
this Annual Report are for reference only and none nor any
portion thereof are incorporated by reference in this report.
© 2025-2026, ASML Netherlands B.V. All Rights Reserved.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	5

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Special note regarding forward-looking statements
General
This Annual Report and related discussions
contains statements relating to our business,
expected results, business and industry
trends, environmental targets, and other
matters that are “forward-looking” within the
meaning of the Private Securities Litigation
Reform Act of 1995. You can generally
identify these statements by the use of words
like “may”, “will”, “opportunity”, “potential”,
“could”, “should”, “confident”, “project”,
“believe”, “prospects”, “anticipate”, “expect”,
“plan”, “estimate”, “forecast”, “model”,
“aim”, “seek”, “intend”, “continue”, “commit”,
“target”, “future”, “progress”, “goal” and
variations of these words or comparable
words. They appear in a number of places
throughout this Annual Report and include
statements with respect to: expected trends,
plans, expectations, strategies, priorities,
goals, prospects and outlook, expected
financial results, including expected results
for Q1 including expectations with respect
to net sales, gross margin, R&D costs, SG&A
costs, and expected financial results for full
year 2026, including expected full year 2026
total net sales and growth, gross margin and
annualized effective tax rate, sales by market
segment, EUV and non-EUV sales and net
service and field option sales and expected
drivers thereof, and other full year 2026
expectations and outlook, expectations with
respect to expected net sales growth in 2026
and other statements with respect to outlook
and expected drivers thereof, statements
made at our 2024 Investor Day, including
revenue and gross margin opportunity,
model, opportunity and potential for 2030
and annual growth in sales 2025-2030 and
expectations on growth in semiconductor
end markets, statements made in the section
entitled “Long-term growth opportunities”,
expected capital expenditures and R&D
spending targets and plans, expected business
and industry trends and outlook, including
expected semiconductor industry size and
trends and trends in markets served by our
customers, expected trends in product mix
and geography, expected growth in the
semiconductor market and industry and
ecosystem and expectations of worldwide
semiconductor sales and growth by 2030,
expected GDP outlook, business environment
trends, including expected demand,
expected business growth, expected growth
in global wafer capacity, statements with
respect to AI, including goals for use of AI in
our portfolio and the expected impact of AI
demand on capacity buildup, our business,
industry and results, expected benefits of
our investment in Mistral AI, statements
with respect to EUV adoption, including with
respect to EUV and DUV sales, electrification
and the energy transition, expected growth
in semiconductor end markets and market
opportunity for 2030 and outlook CAGR
from 2025 to 2030 and key drivers and
global trends expected to fuel semiconductor
market growth in 2026 and in the longer
term, statements made in the section entitled
“Macroeconomic and geopolitical trends”,
Moore’s Law, expected trends in customer
demand, export control policy and regulations
and expected impact on us, our plans to
increase capacity, expectations about the
use of our systems by customers,
customer plans, product roadmaps and
customer roadmaps, our expectation that
lithography will continue to be at the heart of
customer innovation, expected increase in
critical lithography exposures, statements
with respect to our product portfolio,
expected productivity and other attributes
and benefits of our systems, intentions with
respect to grants of performance shares, our
environmental, social and governance (ESG)
and sustainability strategy, plans, commitments,
projections, pathway and targets, including
emissions and waste reduction aims,
commitments and targets and our expectations
about meeting or being on track to meet
these targets and other ESG goals and
targets, recycling and refurbishment initiatives,
energy-saving and renewable energy use
strategies and targets, including plans and
targets to achieve greenhouse gas neutrality
and emissions reductions targets, our target
to achieve zero waste from operations to
landfill and incineration and target dates to
achieve those targets, assumptions underlying
our projections related to ESG targets and
reliance on suppliers to meet ESG goals to
enable us to meet our ESG goals, plans to
purchase renewable energy and carbon
credits, potential for semiconductors to reduce
greenhouse gas emissions, plans for our
systems to use less energy and our energy
savings plans and diversity and other ESG
targets and commitments, capital allocation
policy and cash return and dividend policy
and statements about our new share buyback
program and our proposed dividend for 2026
and other non-historical statements.
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
References related to “greenhouse gas
neutral” for scope 1, 2 and categories 6
and 7 (our own activities) of scope 3 mean
remaining emissions, after ASML’s efforts
to reach its GHG emission reduction targets,
are compensated for by the same amount of
metric tons of carbon credits that are verified
against recognized quality standards.
Compensation of emissions outside our own
activities is dependent on the value chain.
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
and the uncertainties as set forth under
“Special note regarding forward-looking
statements—General” in this Annual Report.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	6

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
At a glance – 2025 overview
ASML has been helping microchip
manufacturers power technology forward
since 1984. Our holistic lithography
solutions, software and services help
chipmakers achieve their highest
yields and best performance.
Our purpose
Unlocking the potential of people
and society by pushing technology
to new limits.
Our vision
We enable groundbreaking
technology to solve some of
humanity’s toughest challenges.
Our mission
Together with our partners,
we provide leading patterning
solutions that drive the
advancement of microchips.

88% Customer satisfaction survey score

€4.7bn Research & Development
5,100 Total number of suppliers

€32.7bn Total net sales
52.8% Gross margin
€8.5bn Returned to shareholders
535 System sales in units

> 44,000 Total employees (FTEs)

21% Women in our workforce (headcount)
143 Nationalities

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	7

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
At a glance – 2025 overview (continued)

0 kt Net scope 1 and 2 CO2e emissions
11.5 Mt Net scope 3 CO2e emissions
90% Reuse rate of parts returned from the field and factory
€1,750 Amount invested in communities (per employee), including employee giving

Our values

We challenge By questioning the status quo and pushing boundaries, keeping technology moving forward.	We collaborate By tapping into our collective potential together with our partners and stakeholders, expanding our knowledge and skills, learning from each other and creating better solutions.	We care By acting with integrity and respect, and providing a safe, inclusive and trusting environment where our people can learn and grow.

Global scale	Asia China Japan Malaysia Singapore South Korea Taiwan	EMEA Belgium France Germany Ireland Israel Italy Netherlands United Kingdom	North America Arizona California Colorado Connecticut Idaho Massachusetts New Mexico New York Oregon Texas Utah Virginia
	60+ Locations	3 Continents

Empowered colleagues

We promote a culture of ownership, where people feel empowered to act and be accountable.

Our commitment to sustainability
E	We aim to help expand computing power while minimizing energy use, emissions and waste.

S	We aim to deliver responsible growth that benefits all our stakeholders.

G	We aim to act on our responsibilities and anchor them across our entire business through integrated governance, engaged stakeholders and transparent reporting.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	8

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
In conversation with Christophe Fouquet
President, Chief Executive Officer and Chair of the Board of Management

Christophe Fouquet President, Chief Executive Officer and Chair of the Board of Management
“Innovation is the
engine of ASML –
the key to both
our past and future
successes.”

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	9

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
In conversation with Christophe Fouquet (continued)
President, Chief Executive Officer and Chair of the Board of Management

Christophe Fouquet discusses
the principal themes of the year,
the achievements that gave him
most satisfaction and how ASML
aims to maintain its performance
in the years ahead while meeting
the needs of a diverse group
of stakeholders

Q	Looking back at the year, what were the most significant milestones and challenges?
In 2025, the far-reaching impact of artificial
intelligence (AI) on society and our industry
became clear. At first, we believed that AI
would drive demand from only a limited
portion of our customer base. At the end of
the year, we saw that new and significant
demand for AI was starting to fuel capacity
build-up across our broad customer base –
a powerful trend that we believe will continue
in 2026 and beyond.
We have seen strong execution of our
technology roadmap across the business,
most particularly in EUV with our TWINSCAN
NXE:3800E system which continues to be
adopted by advanced Logic and DRAM
customers due to its higher productivity and
cost of technology benefits. DRAM has been
particularly remarkable this year, as the work
we have done to reduce the cost of our
EUV per exposure through increased maturity
and productivity led to increased adoption.
We have also achieved outstanding progress
on EUV 0.55 NA, with a number of customers
reporting that it is now more mature than
EUV 0.33 NA was at the same stage of
development. After almost 10 years of
tremendous work from so many people in
ASML, we have released our first TWINSCAN
EXE:5200B in full specification to our
first customer.
Furthermore, in line with our commitment
to support customers in the 3D integration
space, we were pleased to ship ASML’s
first advanced packaging product, the
TWINSCAN XT:260, which delivers up to
four times the productivity of existing
solutions, and we will continue exploring
further opportunities in this growing field.
The outcome of our endeavors is clear to
see in the performance of the business,
which is explained in full elsewhere in this
annual report. Sales grew to €32.7 billion,
up by 15.6% over 2024. The gross margin
was 52.8%, up by 1.5 percentage points
from 2024, and we returned €8.5 billion to
shareholders. Our backlog currently stands
at a healthy level of €38.8 billion. These
results have been achieved in the context
of a high degree of geopolitical and market
uncertainty, which our team has navigated
with care and expertise. None of this would
have been possible without our great team
of committed colleagues around the world.
The year was also characterized by
ongoing work to make sure that our extensive
environmental, social and governance (ESG)
plans underpin our commitments to customers,
employees, suppliers, shareholders and
society. We have met our target to be
greenhouse gas neutral for scope 1 and 2,
and our engagement in the community has
more than quadrupled in the last two years.
I am also pleased to see the strong involvement
of our colleagues in these efforts.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	10

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
In conversation with Christophe Fouquet (continued)
President, Chief Executive Officer and Chair of the Board of Management

Our guiding principle is to always ask where we can add the most value and have the greatest impact for our customers, both today and in the future.”
Christophe Fouquet
President, Chief Executive Officer and Chair of the Board of Management

Q	What technological breakthroughs have given you the greatest sense of pride?
If I had to pick just one, then it would be
EUV, where, through major technological
innovation, we made progress on reducing
the cost of technology for our customers,
which led to improved lithography intensity,
particularly in DRAM.
Looking at 0.33 NA EUV, we successfully
carried out some major changes to our
TWINSCAN NXE:3800E, delivering a huge
jump in performance in comparison with the
TWINSCAN NXT:3600D from 160 wafers per
hour to 230 wafers per hour. This system is
now fully adopted by our customers thanks
to the very hard work and collaboration of
so many ASML employees.
In terms of High NA EUV, the dynamics
around productivity, imaging and overlay
performance are very positive. By the end
of the year, our customers had run more than
400,000 wafers on High NA EUV systems.
We continued to move forward on qualifying
this system for high-volume manufacturing
and we demonstrated full specification of the
TWINSCAN EXE:5200B at a customer site.
That was a key milestone.
Turning to DUV, one of the year’s
pivotal moments was the evolution in our
approach to developing these systems,
with an increasing focus on improving quality
and cost efficiency, as well as advancing
technology. This is a subtle but important
shift that we believe will enable us to better
serve our customers by listening to their
real needs and providing the appropriate
solutions. This also illustrates the ability of
our team to adjust to the evolving needs of
our customers.
Our holistic lithography team is raising
the bar across many products, but I would
like to particularly highlight progress on multiple
e-beam (multibeam). We are now experiencing
positive traction with our multibeam system,
with the platform now at a level of maturity
where it can be considered for high-volume
manufacturing. We believe performance is
excellent – a tribute to our team which has
done a great job, working very closely with
customers, and in the next year I expect
multibeam to be adopted more extensively
by the market.
Finally, 2025 saw us enter a landmark
partnership with Mistral AI. We have invested
€1.3 billion in Mistral AI as lead investor and
hold an approximately 11% share on a fully
diluted basis in the company. This agreement
has laid the foundation for a long-term
collaboration to explore the use of AI models
across our product portfolio as well as
research, development and operations.
The aim is to benefit our customers with
faster time-to-market and higher performance
holistic lithography systems, while also
making ASML more efficient.

Q	How will the appointment of a new CTO support innovation at ASML?
Innovation is the engine of ASML – the
key to both our past and future successes
– and in 2025, we appointed a new Chief
Technology Officer (CTO) succeeding Martin
van den Brink who retired in 2024. With over
25 years of experience at ASML, most recently
as Executive Vice President for Applications,
Marco Pieters was the outstanding candidate
for the role. The Supervisory Board intends to
appoint Marco as a member of the Board of
Management per the 2026 AGM.
Marco and I have worked together for many
years, and I look forward to continuing our
relationship. We believe his appointment will
add even more focus and more bandwidth to
our innovation capabilities and is another
example of our dedication to supporting our
customers in driving their technology roadmaps.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	11

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
In conversation with Christophe Fouquet (continued)
President, Chief Executive Officer and Chair of the Board of Management

Q	ASML has a long-standing commitment to ESG. What progress did you make in 2025?
We believe that leading the way on ESG
issues has always been the right thing to
do for all our stakeholders as well as for the
planet we all share. Over the years, we have
established and systematically executed
plans to achieve clear ESG targets, and
this continued at pace during 2025.
Turning first to the ‘E’ in ESG, the energy
consumption of an EUV machine is a long-
term challenge. Today, the energy consumption
per wafer pass has fallen by 57% since the
shipment of the first system for high-volume
manufacturing in 2018, and we are now targeting
a further 30-40% reduction over the next five
to ten years. In our supply chain, emissions
have decreased. However, more effort is
needed to reach our ambitious target.
AI growth fuels concerns related to energy
consumption by data centers. Global
electricity supply is projected to grow over
the next 10 years, but if we extrapolate the
current data on energy demand from leading-
edge AI models, that is not fast enough. To
address this, there will need to be both more
efficient AI models and improved
semiconductors. If we do not act together as
an industry, emissions from the production of
semiconductors are forecast to increase by a
factor of four by 2030. This is one of the key
challenges ASML and the industry as a whole
have to face, and with urgency.
The social element of ESG has seen us
continue to develop numerous community
partnership programs across a wide range of
our global locations. In particular, we support
many STEM (science, technology, engineering
and math) education projects, and we were
proud to celebrate our 500th school partnership
during the year. We also invest in innovation,
for example by supporting organizations such
as imec, a leading research and innovation
hub in nanoelectronics and digital technologies.
During 2025 we extended this relationship
by signing a strategic partnership agreement
to strengthen collaboration on emerging and
societal challenges, and to develop initiatives
focused on sustainable innovation in Europe.
Closer to home, one of our key aims is to be a
positive force in the communities around us. We
know that our rapid growth can pose challenges
for a location such as the Veldhoven area close
to our main campus in the Netherlands,
particularly with regard to affordable housing.
We have therefore continued to invest in a range
of housing projects that will help local people
also experience the value we bring.
In terms of Governance, 20% of the long-
term incentive plan for our leadership team is
made up of environmental and social metrics,
which means that bonuses awarded to our
senior management are directly linked to how
the business has performed on ESG matters.
The feedback we receive from organizations
that monitor ESG performance is very positive,
frequently positioning ASML as a leader in
our industry.

Q	Can you give some examples of how ASML has strengthened relationships with stakeholders over the last year?
Strong and mutually supportive stakeholder
relationships are absolutely central to our
ambitions. We have performed well in this
regard – but we know that we can do even
better. To this end, we have further tightened
our already sharp focus on two key areas in
recent times. Firstly, around our customer
interactions, under the leadership of Jim
Koonmen we continue to roll-out our customer
team model, with teams that work more closely
with customers than ever before. This move
is already bearing fruit, and compared to 2024,
our annual customer satisfaction survey score
went further up from 86% to 88%, and our
scores have increased on all topics, for all
customers – indicating increased customer
satisfaction and willingness to work with us.
Secondly, under the leadership of Wayne Allan,
we have been driving a transformation around
the supply chain, to make sure we can work
strategically with all our suppliers – not just
a select few – on long-term targets around
technology, cost, quality and sustainability.
When it comes to our employees, input
from the most recent employee engagement
survey demonstrates a clear demand for us to
simplify our processes, encourage ownership
and create conditions where people can
achieve their full potential.
As with any company that grows rapidly,
we need to be mindful that the way we have
grown does not slow us down. The feedback
from our colleagues, our suppliers and our
customers shows that our ways of working
have, in some cases, become less agile.
Engineers in particular have expressed their
desire to focus their time on engineering,
without being hampered by slow process
flows, and restore the fast-moving culture
that has made us so successful.
We believe it is important to address these
issues in 2026 so that we are well prepared
for future growth and well positioned to
continue to deliver for our customers. As a
result, in January 2026 we announced our
intent to strengthen our focus on engineering
and innovation in critical areas of our
company through the streamlining of the
Technology and the IT organizations.
As our full-year 2025 financial results
demonstrate, we are choosing to make
these changes at a moment of strength
for the company. Improving our processes
and systems will allow us to innovate
more and innovate better, generating
further responsible growth for ASML
and our stakeholders.
I realize that, as a result of proposed changes
to the Technology and IT organization, some
roles – mainly at the leadership level – may
no longer be required. At the same time,
to retain our engineering capability, we will
create new engineering jobs to strengthen
existing technology projects and embark
on new ones to support our own and our
customers’ growth plans.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	12

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
In conversation with Christophe Fouquet (continued)
President, Chief Executive Officer and Chair of the Board of Management
While this will allow some of our impacted
colleagues to move to new roles, we have
to acknowledge that this could result in a net
reduction of 1,700 positions. We are
committed to acting responsibly – with care,
speed, transparency and fairness – and to
supporting our employees through this
change.

Q	How can ASML continue to stand out as an attractive employer for innovation talent?
Our culture – what we do, how we do it,
how we behave – can play a major role here.
First of all, this industry is still by far one of
the most attractive in the world, and I think
that a lot of people understand that ASML,
together with our partners, is working to
enable products and solutions that can solve
complex societal challenges. Secondly, we
are a vibrant, exciting home of innovation
where ambitious, talented people – and I
am not just talking about engineers but also
other disciplines – can be part of something
tremendously rewarding and make a real
difference to the world. Finally, we need to
continue to make ASML a great place to
work, by further improving our existing
facilities but also continuing to build state
of the art buildings for our employees. In 2025,
we opened a new and vibrant office in Korea
and formally inaugurated our new technical
training academy in Phoenix. We also
finalized our plan for our new Eindhoven
campus, and plan ground breaking in 2026
to secure our future in the region.

Q	How do you continue to drive innovation at ASML?
Our guiding principle is to always ask
where we can add the most value and have
the greatest impact for our customers, both
today and in the future. Our core business of
holistic lithography remains extremely critical
for customers and therefore sits at the heart
of our innovation efforts.
However, there are also adjacent areas
where the skills and technologies we have
developed for holistic lithography can support
customers. For example, as Moore’s Law
continues, and as 2D shrink slows down,
3D integration challenges have become a
very important issue for our customers. As
a result, we have tasked the team to also
drive 3D integration. We saw an early result
of this focus in 2025, when we shipped the
first i-line system supporting advanced
packaging, the TWINSCAN XT:260.
Going forward, we believe the new partnership
with Mistral AI lays foundations that will allow
us to improve our products, our processes,
our efficiency and our performance.

Q	How do you see 2026 shaping up, and what challenges do you expect?
If you look at the last two years – at the
economy, at geopolitics, at some of the
transitions that we have seen in the industry
– it is clear that we have been living in a time
of uncertainty. But the flip side to uncertainty
is opportunity. If you can navigate uncertainty,
opportunity can unfold – and we believe
wide-ranging opportunities for our industry,
for society and for ASML are rooted in the
powerful shift to AI which we believe will
continue to benefit us in 2026 and beyond.
We believe the long-term prospects for ASML
and our broader industry are excellent especially
as AI presents both significant opportunities
and unique challenges for innovation.
We can attribute our success to our customer
dedication, engineering talent and collaborative
approach to the ecosystem. Our ability to
innovate and execute has generated substantial
benefits for our customers and suppliers, our
colleagues and our investors.
Of course, we value everyone working at
ASML and we regret having to lose any

Our success will be built on the passion, talent and determination of our people.”
Christophe Fouquet
President, Chief Executive Officer and Chair of the Board of Management
colleague as a result of the intended changes
to the Technology and IT organizations. The
success of ASML is built on the contributions
of everyone working here. While these
changes are never easy, I believe they are
necessary to allow ASML to remain as agile
and competitive as possible in a rapidly
evolving industry.
I would like to end by thanking all our people
across all our locations for their hard work
over the last year. I have been proud to lead
such inspiring teams, and I look forward
to working alongside them through the
opportunities and challenges that lie ahead.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	13

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our
business

14	Our holistic approach to lithography
18	Our products and services
22	Our marketplace
28	Our business strategy
29	Deepen customer trust
31	Extend our technology and holistic product leadership
33	Strengthen ecosystem relationships
35	Create an exceptional workplace
37	Drive operational excellence
39	Deliver on ESG sustainability
41	Our business model
44	Engaged stakeholders

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	14

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our holistic approach to lithography
Lithography – using light to print tiny, intricate patterns on silicon –
is fundamental to the mass production of microchips. It enables the semiconductor industry to continually shrink transistor size and develop novel chip architectures, packing more functionality into ever-smaller chips and supporting the continuing evolution of Moore’s Law.
Moore’s Law and the evolution
of chipmaking
In 1965, Intel co-founder Gordon Moore
predicted that the number of transistors in
an integrated circuit (IC) would double every
year, later revising this to every two years.
‘Moore’s Law’, often regarded as a self-
fulfilling prophecy, set the pace for the
semiconductor industry. The expectation of
continual transistor doubling drove exponential
growth in computing power, reduced costs
and accelerated technological innovation.
Today, physical limitations make it more
challenging to shrink transistors further.
However, the industry continues to boost
performance using what Moore called
‘circuit and device cleverness’: innovative
chip designs, new materials, advanced
packaging and 3D integration. ASML’s
lithography products play a crucial role in
the affordable mass production of these
advanced designs that are enabling the
continuation of Moore’s Law and future
technological innovations.
Rayleigh criterion
Using the Rayleigh criterion to
drive innovation
As the semiconductor industry continues to
advance Moore’s Law, the ability to print ever-
Lambda (λ) is the wavelength
of the light source. The smaller
the wavelength, the smaller the
structures that can be printed.
smaller features is still critical. The resolution
of our lithography systems is fundamental for
shrinking the size of transistors on microchips
and enabling this progress.
The Rayleigh criterion formula, shown on
CD is the critical dimension,
or resolution. It represents the
smallest structures the lithography
system can print.
the right, illustrates the technical foundation
for resolution in lithography. For over 40
years, we have improved resolution (critical
dimension) by two orders of magnitude,
through advances in wavelength, numerical
aperture (NA) and k1 (a factor relating to
optical and process optimizations).
NA is the numerical
aperture, which describes
how well a system’s
optics gather and focus
light. Larger NA lenses
or mirrors can print
smaller structures.
k1 is a factor relating
to optical and process
optimizations.

ASML holistic lithography
Microchip manufacturing
Wafer in
1 Deposition
2 Photoresist coating
3 Lithography
4 Baking and developing
5 Etching
6 Ion implantation
7 Photoresist removal
Wafer out
Computational lithography
Lithography
Metrology and inspection
Model-based optimization
Data
DUV and EUV systems
DUV and EUV system control
Pre-etch optical metrology
Data
Baking and developing (non-ASML process)
Etching (non-ASML process)
Post-etch optical metrology
Data
Post-etch e-beam metrology and inspection
Data

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	15

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our holistic approach to lithography (continued)
Our integrated lithography solutions enable chipmakers to achieve greater control, precision, efficiency and value throughout the manufacturing process.

The chipmaking process

Microchip manufacturing is a complex, multi-step
process that takes place in highly specialized
semiconductor fabrication plants, known as ‘fabs’.
Transforming a silicon wafer into finished chips can
take up to six months and involves hundreds of tightly
controlled steps and quality checks. Lithography is
one of the most critical steps in the mass production
of microchips. It is the only step where each chip on
a wafer is individually processed, which means we
can maximize yield and performance by optimizing
patterning chip-by-chip.
The diagram on the right illustrates the key steps
of the manufacturing journey. As chip designs
become more complex and feature sizes continue
to shrink, the challenges of manufacturing increase.
That’s why a holistic approach to lithography is
essential. It enables greater precision, efficiency
and value throughout the process.

Steps in the chip manufacturing process

Together, the following steps create a single layer
of a microchip. To build a complete device, these
steps are repeated for each additional layer.
1.Deposition: Different materials – conductors,
insulating films and semiconductors – are
deposited onto a silicon wafer.
2.Photoresist coating: The wafer is coated with
a light-sensitive layer called photoresist.
3.Lithography: The microchip pattern is printed
by using light to project it onto the wafer.
4.Baking and developing: The wafer is baked and
developed to fix the pattern in the photoresist.
5.Etching: Reactive gases are used to etch away
excess material, leaving the circuit pattern behind.
6. Ion implantation: The wafer may be bombarded
with ions to tune the semiconductor’s properties.
7. Photoresist removal: The remaining photoresist
is removed.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	16

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our holistic approach to lithography (continued)
The role of our lithography systems
Microchips are made by layering complex,
patterns that build transistors, circuitry and
interconnects – a process to which ASML’s
lithography systems are central. A lithography1
system essentially projects light through or
from a blueprint of a pattern (known as a
‘mask’ or ‘reticle’), shrinking and focusing it
onto a photosensitive silicon wafer. Once a
layer of a chip has been printed, the system
moves the wafer slightly and prints another.
Lithography drives shrink by determining the
smallest feature sizes that can be printed on a
chip – and therefore the number of transistors
and the performance. To do so, it has to
use shorter wavelengths of light and larger
numerical apertures, as well as other process
and hardware optimization and advanced
techniques such as multiple patterning.
As patterns gets smaller and become
increasingly complex, chipmakers face
unprecedented engineering, material,
constructional and manufacturing challenges.
Many sources of variation and error can
hinder the lithography process and must be
controlled to ensure chips are produced with
the required precision, in high volumes, as
fast as possible and at the lowest cost.
Navigating challenges in
advanced lithography
To help our customers understand and
correct potential variations or errors, we
provide support and solutions at every
stage of the chipmaking process – from
early design and development to high-
volume production.
We take a holistic, integrated approach
to lithography that enables customers to
achieve their highest yields and best chip
performance at the lowest cost per transistor.
Our approach helps minimize any deviation
between the intended and printed features
of a microchip layout (so-called ‘edge
placement error’ – see box) by optimizing
the lithography system’s performance and
stability. It enables chipmakers to increase
the number of good wafers per day to
minimize costs and keep the scaling of
microchips affordable.

What is edge placement error (EPE)?

EPE measures the difference between
the intended and the printed features of
a microchip. It combines overlay errors
(misalignment between layers) and
critical dimension variations (feature-
width deviations).
Take, for example, a line with right and
left edges. On a microchip, this line and
its edges must be precise and placed in
exact locations – any deviation, no matter
how slight, can compromise functionality
and cause the entire chip to fail.

1.In semiconductor manufacturing, ‘lithography’ typically refers to photolithography – the process of using light to transfer a pattern onto a substrate.

EUV: 0.55 NA / 0.33 NA
DUV: ArF immersion, ArF, KrF, i-line
Lithography with advanced control capability
Process window prediction and enhancement
Process window control
Our holistic approach
Computational lithography
Optical metrology, e-beam metrology and inspection
Process window detection
Computational lithography
Metrology and inspection

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	17

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our holistic approach to lithography (continued)

Maximizing the process window

Our integrated lithography solutions
work to maximize the process window
– the collection of acceptable ranges
of process parameters that allow a
microchip to be manufactured and
meet desired specifications.

By incorporating computational lithography,
metrology and inspection, ASML’s lithography
portfolio enables customers to maximize this window
– keeping lithography systems stable in a high-volume
manufacturing setting and leading to a higher yield
with more good wafers per day. Lithography is the
only step in the microchip manufacturing process in
which in-line adjustments can be made chip by chip
to optimize performance.
Our lithography systems are a hybrid of high-tech
hardware and advanced software. Without the system
and process control software we develop, it would be
impossible for our lithography systems to manufacture
the ever-smaller features in advanced microchips.
Our software products enable automated control
loops to maintain optimal operation of lithography
processes and therefore maximize yield.

Computational lithography
uses models and algorithms
to predict and optimize
the process window of
our lithography systems
by calculating the best
settings for specific
applications. This occurs
during the research and
development phase, prior to
high-volume manufacturing.
Our suite of optical and e-beam
wafer metrology and inspection
products measure features on
the wafers to assess pattern
quality which helps control the
process window and maximize
lithography performance.

Rayleigh criterion
$CD = k_1 \times \frac{\lambda}{NA}$
DUV and EUV lithography
DUV
EUV
Wavelength λ
365 nm (i-line)
220 nm resolution
248 nm (KrF)
80 nm resolution
193 nm (ArF)
38 nm resolution
13.5 nm (EUV)
8 nm resolution
← Visible
400 nm
10 nm
X-ray →
Numerical aperture NA
0.5 NA
0.8 NA
0.93 NA
1.35 NA
0.33 NA
0.55 NA
HMI
e-beam metrology and inspection
YieldStar
optical metrology
Computational lithography
Metrology and inspection

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	18

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our products and services
Our comprehensive product portfolio is aligned to our customers’ roadmaps, delivering holistic lithography solutions in support of all applications, from advanced to mainstream nodes.
Lithography systems
Extreme ultraviolet (EUV)
lithography systems
Our EUV lithography systems make it
possible to print the smallest features on
microchips at the highest density, and are
used for the most intricate, critical layers on
the most advanced microchips. Compared to
complex multiple-patterning strategies using
deep ultraviolet (DUV) immersion systems,
EUV systems help simplify our customers’
manufacturing processes. Therefore, we
collaborate closely with customers to lower
manufacturing costs by shifting from complex
multi-patterning to simpler single patterning
using EUV lithography, a method that requires
only one exposure per layer. This approach
reduces the number of masks and process
steps, while also improving yield and scalability
for advanced Logic and Memory nodes.
ASML is currently the world’s only
manufacturer of EUV lithography systems.
Our EUV product roadmap is intended to
drive affordable scaling to 2030 and beyond.
TWINSCAN EXE platform (EUV 0.55 NA)
Our TWINSCAN EXE platform, offering a high
numerical aperture (NA) EUV, is an evolution
in EUV technology. It enables customers to
extend their shrink roadmap and minimize
double- or triple-patterning. This leads to
reduced process complexity, lower risk of
defects and shorter cycle times. In addition,
it saves valuable fab space by requiring
fewer systems overall.
The EXE platform has been designed
to maximize commonality with the NXE
platform, to drive cost reduction, speed
up the development of new solutions and
optimize future reuse. We aim to extend this
commonality in our future systems, with the
ultimate goal of having a common platform
early in the next decade.
We expect our TWINSCAN EXE platform to
start supporting high-volume manufacturing
in 2027.

Latest: Success with our TWINSCAN
EXE:5200B
In early April 2025, we shipped our
first TWINSCAN EXE:5200B system
– the successor to the TWINSCAN
EXE:5000 – ready to be used in high-
volume manufacturing. At 175 wafers
per hour, it offers 60% higher productivity
compared to the TWINSCAN EXE:5000
– thanks to an improved EUV light source
that delivers increased power at the
wafer level, translating to a higher system
throughput. The TWINSCAN EXE:5200B
also features improved projection optics,
developed in cooperation with our strategic
partner Carl Zeiss SMT, that maximize
imaging and overlay (layer-to-layer
alignment) performance.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	19

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our products and services (continued)
Lithography systems (continued)
TWINSCAN NXE platform (EUV 0.33 NA)
Our TWINSCAN NXE platform was first
introduced in 2013 and is now widely
adopted in high-volume manufacturing
by our major customers.
Read more about our EUV lithography systems
at asml.com

Latest: TWINSCAN NXE:3800E reaches
full productivity specification
In 2025, we shipped TWINSCAN
NXE:3800E systems to our customers
at full specification, which includes 220
wafers-per-hour throughput – a 37%
improvement compared to the TWINSCAN
NXE:3600D – a higher-power light source,
new wafer handler, faster wafer stages and
high-power imaging control functionality.
We completed field upgrades to bring
systems that were already in customer
fabs to the same specifications. The rollout
across the installed base remains on track.

Deep ultraviolet (DUV)
lithography systems
DUV lithography systems are the workhorses
of the industry, producing the majority of
layers in microchips. Supporting numerous
market segments, our immersion and dry
lithography systems use a range of light
sources to offer all wavelengths currently used
in the semiconductor industry – argon fluoride
(ArF) lasers for 193 nm wavelength, krypton
fluoride (KrF) lasers for 248 nm and mercury
vapor discharge lamps (i-line) for 365 nm.
Our systems lead the industry in productivity,
imaging and overlay performance to help
manufacture a broad range of semiconductor
nodes and technologies and support the
industry’s cost- and energy-efficient scaling.
Immersion systems (TWINSCAN
NXTi platform)
Argon fluoride (ArF) immersion lithography
maintains a thin layer of water between the
lens and the wafer, increasing NA to improve
resolution and to support further shrink. Our
immersion systems are suitable for both
single-exposure and multiple-patterning
lithography, and can be used in seamless
combination with EUV systems to print
different layers on the same chip.
Dry systems (TWINSCAN NXT
and TWINSCAN XT platform)
Not every layer on a chip needs to be
produced using the latest immersion or
EUV lithography systems. While some
more complicated layers require advanced
lithography systems, others can be printed
using more mature technology, such as dry
lithography systems that continue to evolve
through innovation.
With our dry systems product portfolio, we
aim to provide our customers with a range
of cost-effective solutions that meet the high
demand for less complex chips.
Read more about our DUV lithography systems
at asml.com

Latest: TWINSCAN XT:260
The TWINSCAN XT:260, the latest addition
to our i-line portfolio, combines high
throughput with the imaging accuracy of
a scanner. It offers up to four times higher
productivity compared to existing solutions,
making it a cost-effective technology to
support our customers in 3D integration
applications, including advanced packaging,
as well as other emerging technologies,
such as image sensors, displays and
photonics. Contributing to that high
throughput is a new high-transmission lens
with 2x, rather than 4x, reduction that
enables the system to print on a larger area
of a wafer in a single exposure. The XT:260
is unique in that it combines large-area
patterning with a scanner exposure
approach that enables better imaging and
overlay correction than a stepper. The
system integrates easily with other ASML
systems in our customers’ fabs, for fast,
seamless adoption into production.

Metrology and inspection systems
Refurbished systems
ASML systems have a very long operational
lifetime that often exceeds their role for the
initial customer – approximately 95% of the
systems we have sold in the last 30 years
are still in use. Many customers are able to
generate value by selling systems they
no longer require.
To support this sustainable product use
and help to ensure used systems still uphold
and deliver the quality ASML stands for,
we are actively involved in refurbishing and
upgrading our older lithography systems
to extend their lives – and offer associated
services and support.
Read more in Sustainability statements –
Environmental – Circular economy – Systems
The smaller a chip’s features, the less
room there is for error when it comes to
patterning. At the same time, the increasingly
3D architectures of today’s chips make
accurate patterning all the more challenging.
That’s why our metrology and inspection
systems – which minimize EPE, optimize
overlay and detect defects – are critical.
Our metrology and inspection systems
enable chipmakers to accurately measure
the printed patterns on wafers to make
sure they align with the intended designs.
Our comprehensive portfolio facilitates
patterning optimization at every stage of
the manufacturing process, from research
and development to mass production.
These systems are a key element of our
holistic approach to lithography. They deliver
data with the required speed and accuracy
for high-volume manufacturing, enabling
our process control software solutions to
implement automated feedback control
loops. This optimizes the lithography system
settings for each exposure to minimize
EPE, broadening the process window to
maximize yield and best performance.
Optical metrology (YieldStar)
Our YieldStar optical metrology systems
use light to monitor patterning performance
at the speed of high-volume manufacturing.
They measure overlay and provide real-time
feedback to lithography systems so they
can make wafer-by-wafer adjustments.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	20

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our products and services (continued)
Metrology and inspection systems (continued)
We offer two categories of systems for use
before and after etching. Pre-etch metrology
measures the overlay and focus of the
lithography system based on the pattern
printed on the photoresist. Post-etch
metrology measures the overlay and CD
of the final patterns formed on the wafer.

Latest: YieldStar 550 and YieldStar 1390
The YieldStar 500 has achieved broad
acceptance among our leading customers,
providing advanced pre-etch overlay control
with improved cost of technology and
performance in matching and accuracy.
Building on this success, the YieldStar 550
is designed to further improve matching
and accuracy while maintaining productivity
– even when utilizing multi-wavelength
recipes – to ensure process robustness
for overlay. Early-access packages have
been delivered to customers for initial
qualification on next-generation nodes,
with phase 1 of the product scheduled
for release in 2026.
The first YieldStar 1390 was shipped in
2025, featuring a higher-power light source
and advanced software to accelerate
recipe setup. With increased throughput
from faster optical metrology, the YieldStar
1390 is positioned to drive broader customer
adoption for after-etch overlay control
by delivering superior performance and
cost effectiveness.

E-beam metrology and inspection (HMI)
Our HMI e-beam systems use an electron
beam to locate and analyze individual chip
defects – errors that would affect the chip’s
performance – among millions of printed
patterns. It is a slower method of detection,
but offers very high resolution.
As chip features get smaller, tiny defects
are more and more likely to cause problems.
By using high-resolution measurements from
our e-beam inspection systems to adjust a
lithography system’s settings, chipmakers can
minimize defects and maximize performance.
To mitigate the traditionally slower speed of
electron-beam inspection systems, we have
developed a multiple e-beam (multibeam)
inspection system roadmap. Instead of a
single e-beam, multibeam makes use of
multiple electron beams within a single
system. This harnesses the high resolution,
but at much higher speeds.
Read more about our metrology and inspection
systems at asml.com

Latest: HMI eScan 1100
The HMI eScan1100 is our first multibeam
inspection system featuring 25 beams for
large wafer coverage and high throughput.
It offers industry-leading application
coverage for electrical and patterning
defects, delivering 10 times higher
throughput than single-beam systems
for advanced Logic and DRAM.
This capability enables full wafer fingerprint
capture (scanning multiple microchips
across the wafer to create a detailed defect
map) within acceptable inspection times
and accelerates yield learning by moving
insights forward up to one and a half
months compared to end-of-line electrical
probe tests. Within the context of defect
type and layer, the eScan1100 speeds up
root-cause analysis beyond probe-based
methods. Industry-wide adoption of voltage
contrast for product monitoring is driving
strong demand for multibeam
inspection systems.

System and process control software
Taking advantage of the flexibility of
our lithography systems, our system
and process control software
products enable automated control
loops to maintain optimal operation
of lithography processes and
maximize yield.
Using powerful algorithms, they analyze
metrology and inspection data and calculate
necessary corrections for each individual
exposure – providing a feedback loop to
the lithography system to minimize EPE.
Our virtual computing platform
(VCP) brings together all the data from
lithography and metrology systems,
enabling the latest ASML applications
and enhancing transparency and
collaboration. VCP manages peak
loads and handles ever-increasing data
speeds and volume with more computing
power and storage, in a modern and
resilient software architecture.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	21

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our products and services (continued)
Computational lithography
During lithography, diffraction of the light
and various physical and chemical effects
distort the image the machine is trying to
print. Think of this like trying to draw a fine
line with a broad watercolor paint brush –
it smudges in many places.
Using computational lithography, we can
predict and enhance the process window
of our lithography systems by calculating the
optimal settings for each specific application.
During the R&D phase, our customers rely
on computational lithography to optimize
the imaging conditions of our systems
and develop the recipes to optimize reticle
patterns to achieve the best pattern fidelity.
This ensures robust, manufacturable designs
that deliver high yields.
Insights from computational lithography
solutions are also increasingly used to
guide metrology and inspection, increasing
throughput and enabling more precise
process monitoring and control in high-
volume manufacturing.
These solutions are based on accurate
computer simulations of the lithography
system and process, representing a wide
variety of physical and chemical effects –
enabling us to predict how a designed
pattern will appear when printed on a wafer.
Managing our installed base
We are increasingly using machine-learning
techniques to further enhance the accuracy
of models and reduce the computational time
and cost. Our roadmap aims to apply more
powerful algorithms with higher-order
corrections, to enable our customers to
continue improving EPE performance.
Read more about our computational lithography
solutions at asml.com

Latest: Enhanced computational
lithography solutions for High NA EUV
In 2025, we enhanced our solutions for
High NA EUV with source, mask and
wavefront co-optimization; model
capability and accuracy improvements;
optical proximity correction (OPC); and
curvilinear OPC performance enhancements.
Machine learning and AI continue to
enable these advanced techniques by
delivering accuracy and speed.

Our installed base continues
to grow, comprising not only
new systems but also refurbished
ones with new owners in new
markets and applications.
To provide the best value proposition,
we offer an extensive portfolio to manage
our installed base, including a wide range
of service and upgrade options designed
to improve throughput, patterning
performance and overlay. Our field upgrade
packages enable customers to optimize
their cost of ownership over a system’s
lifetime by upgrading older systems to
improved models.
Extending the lifetime of our PAS systems
Our PAS 5500 lithography system,
introduced in the early 1990s,
played a pivotal role in ASML’s
rise as a global leader
in lithography.
Despite their age, nearly all of these
systems remain in active use, particularly
in the mainstream ‘More than Moore’
semiconductor market. While Moore’s Law
focuses on continual shrink of transistors,
‘More than Moore’ emphasizes adding
diverse functionalities to the chips without
necessarily reducing size. The ‘More than
Moore’ market therefore prioritizes mature,
cost-effective technologies for applications
like automotive, consumer electronics and
data centers. In fact, around two-thirds of
components in devices such as the latest
smartphones are produced using
these systems.
To support sustainability and extend the
lifetime of the PAS 5500 until at least 2035,
we launched the PAS Life Time Extension
(PAS-LTE) program around 10 years ago.
This initiative addresses challenges such
as obsolete electronics, limited end-of-life
support from suppliers and loss of domain
knowledge as experienced engineers retire.
The program involves redesigning critical
electronic components, leveraging modern
technologies (such as 3D printing for
prototyping) and enhancing commonality to
reduce costs and streamline supply chains.
Mechanical and optical parts are sustained
through ongoing relationships with suppliers
and careful end-of-life management.
Our approach emphasizes reuse and upgrade
of existing systems, rather than replacement,
to align with sustainability goals and customer
demands for long-term support. Through
continuous innovation, documentation
recovery, reverse engineering and extensive
testing, we aim to ensure that new and old
components function seamlessly together,
maintaining system performance while
minimizing waste. These strategies help
us serve the mainstream semiconductor
market and support sustainability of this
market by extending system lifetime and
managing resources efficiently.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	22

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our marketplace
The macro headlines in 2025 were dominated by tariff dynamics, resulting in a downward revision of the 2025 global gross domestic product (GDP)
forecast in April. As the year progressed, the outlook was adjusted upward, returning to the level prior to the tariff announcements. Global GDP growth was 3.2%1 for 2025, slightly below 2024 GDP growth. As in 2024, geopolitical volatility remained high, and AI dominated the news and spending in the semiconductor ecosystem.
The semiconductor market again saw strong
double-digit growth with the same drivers
as last year: advanced Logic and DRAM for
AI continued to lead. The NAND market did
have a short correction but later in the year
strongly recovered, again driven by AI
demand by hyperscalers.
The lithography market showed double-digit
growth where China remained stronger than
initially expected, not only for lithography but
for the full wafer fab equipment market.
We anticipate continued growth in the
semiconductor market driven by strong
demand for AI logic and memory products,
along with high pricing resulting from supply-
demand imbalances. This is expected to
drive demand for growth in the equipment
market. Factors that may impact our business
– as explained in more detail over the next
few pages – include:

1.Macroeconomic and geopolitical trends

2.Megatrends

3.Semiconductor industry market developments

4.The forces impacting our strategy
1 Source: IMF World Economic Outlook, October 2025

1. Macroeconomic and geopolitical trends

Economic outlook

What’s happening
At the start of the year global GDP
growth for 2025 was expected to be 3.3%,
slightly above the 2024 growth of 3.2%.
Driven by the dynamic geopolitical
environment (including tariff negotiations),
the macroeconomic outlook fluctuated
throughout the year. The latest forecast
suggests growth of 3.2%1, while 2024
growth has been revised up to 3.3%.
A slowdown in GDP growth is typically
not a tailwind for a strong semiconductor
cycle. The very high growth of demand
for AI chips, however, drove the overall
semiconductor market in 2025 to double-
digit growth. Toward the end of the year,
both DRAM and NAND demand increasingly
outstripped supply, leading to a strong
pricing environment and a good basis for
further capacity expansion in 2026.
Other markets that drive leading-edge
semiconductors such as smartphones and
PCs saw moderate growth as expected.
The introduction of edge AI on these
devices will drive additional memory
content. The industrial and automotive
markets started to recover but at a slow
pace. The current global GDP outlook
for 2026 points to a continued gradual
recovery of these end markets.

Global geopolitics – technological and AI sovereignty
What it means for ASML
Our EUV business saw growth in both EUV
0.55 NA and EUV 0.33 NA. Growth for EUV
0.33 NA was driven by the strong demand in
advanced Logic and DRAM in support of the
build out of the AI infrastructure. For EUV
0.55 NA, we recognized revenue for four
systems that were shipped to customers’
R&D facilities.
For non-EUV, sales were at a similar level as
in 2024. Sales were primarily driven by our
China mainstream business.
We are working closely with our customers
and suppliers to optimize our output
capability and manage the risks.
Our macroeconomic and geopolitical risks
are part of our risk management process.
Read more in Risk and security – How we
manage risk
What’s happening
Semiconductors are crucial to the
economic and strategic development of
countries and regions – and the importance
of the industry is only likely to grow. Many
governments are pushing for ‘technological
sovereignty’ to ensure security of supply,
resilience and technological leadership in
semiconductor technologies and applications
– fueling capital expenditure.
Countries and regions are also prioritizing
AI sovereignty – the ability to independently
develop, deploy and govern AI technologies.
This drives the need to develop and train
local AI models which require additional data
center hardware with leading-edge silicon.
What it means for ASML
As governments increasingly see
semiconductor manufacturing as strategically
significant, chips acts are incentivizing our
customers to build manufacturing facilities
in the US, Europe and Asia. We share our
views with governments, and we work
closely with our customers to build the
required ecosystem in these new regions –
while retaining our focus on supporting
established regions. External factors such
as the timing of subsidies and the risk of
restrictions make forecasting market
demand less predictable.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	23

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our marketplace (continued)

b r	1. Macroeconomic and geopolitical trends (continued)
Global geopolitics – export controls
What’s happening
Our business is subject to global export
control laws and regulations. Key
developments in 2025 were the following:
•NL Export Controls: Effective January 15,
2025, the Netherlands expanded its
export control regulations to include an
additional group of semiconductor
manufacturing equipment, primarily
certain metrology and inspection
systems. These items now require an
export license when shipped abroad.
•US Export Controls: On October 1, 2025,
the US Department of Commerce
introduced the Affiliates Rule, expanding
Entity List restrictions to include entities
that are at least 50% owned by listed
parties. While this rule would have
affected a limited number of our business
partners, its implementation has been
suspended for one year, until November
10, 2026, as part of a trade agreement
with China. As a result, the rule currently
has no impact on our business operations.
•China’s Rare Earth Controls: In 2025,
China introduced new rules: it restricted
exports of certain rare earth elements,
limited technology sharing for processing
them and extended these rules to
products made abroad if they include
any rare earth elements or technology.
We began preparing for these restrictions
in early 2024, with a focus on magnets used
in our systems. A dedicated team continues
to monitor regulatory developments and
supplier risks, supported by mitigation plans
already in place. To date, no material impact
on customers has been observed. As part
of a trade agreement with the US, China
has suspended its export restrictions on rare
earth materials for one year, until November
10, 2026. Existing risk mitigation measures
for rare earth materials will remain in place.
•EU Export Controls: In November 2025,
the European Union incorporated certain
Dutch national controls into the EU Control
List, extending to all EU member states
a license requirement for specific
semiconductor manufacturing equipment.
This includes advanced systems such as
our DUV immersion lithography systems
when exported outside the EU. For ASML
this did not mean a change as these
products already required an export
license from the Netherlands.
What it means for ASML
Changes in export controls may have a
material impact on our business for example
on the sales volume, mix and timing.
We are committed to complying with
all applicable laws and regulations,
including export control legislation in
the countries where we operate, while
continuing to develop our technology
and serve customers.
We aim to work with global customers to
deliver lithography and metrology systems
not impacted by export control restrictions
or sanctions. We share relevant dynamics
with governments to foster understanding
of potential impacts of current and
future measures.
We require every ASML employee to follow
policies designed to ensure compliance and
prevent unauthorized transactions. We have
implemented controls for compliance with
export control and sanctions requirements
and remain committed to enhancing and
making our compliance framework more
intuitive and easier to navigate.

2. Megatrends
Key megatrends impacting the semiconductor marketplace

Connected world

•Artificial intelligence •Hyperconnectivity •Cloud infrastructure •Internet of Things
Climate change and resource scarcity

•Energy transition •Electrification and smart mobility •Agricultural innovation •Smarter use of limited resources
Social and economic shifts

•Working and learning remotely •Healthcare and medical tech •Technological and AI sovereignty •Automation
The world is changing fast, and
semiconductors are a key enabler to
help solve some of humanity's toughest
challenges. In 2025, we continued to see
very strong growth in AI, enabled by leading-
edge semiconductor solutions, both in
advanced Logic and AI-related DRAM.
AI requires leading-edge, high-performance
processor chips and a significant increase
in DRAM chips compared to traditional
compute architectures. It also stimulates
the mainstream market, as AI requires large
amounts of data collected via sensors
which can be used to further drive robotics
and workflow automation.
The continuing convergence of wireless
communication, telecoms, media and cloud
technology via connected devices is driving
demand for advanced semiconductors
across the globe. Growing populations,
urbanization, the energy transition and
electrification to support smart mobility
are increasing demand for advanced
electronic devices.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	24

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our marketplace (continued)

2. Megatrends (continued)

Connected world

With the Internet of Things (IoT),
smart, connected networks seamlessly
communicate over powerful 5G
networks – unleashing the power of
unprecedented data volumes better
and faster than ever. In combination
with AI, this provides people with
more innovative functionalities and
applications, improves human-to-
machine interactions and enhances
data management and analytics.

Artificial intelligence
AI and edge computing are converging
to create powerful, localized intelligence
– enabling faster and more efficient data
processing. Edge computing brings
computation and storage closer to data
sources, while AI algorithms analyze that
data on-site, reducing latency and reliance
on cloud-based processing. This integration
is revolutionizing various industries by
enabling real-time insights leading to
improved decision-making, increasing
productivity and enhanced automation.

Hyperconnectivity
5G hyperconnectivity connects everyone
and everything globally, including machines,
objects and devices. The demand for
bandwidth is rising due to person-to-person,
person-to-machine and machine-to-machine
communication, driven by diverse and
complex new applications and devices.

Cloud infrastructure
To enable cloud computing – the on-
demand availability of computer system
resources, especially data storage and
computing power – a related infrastructure
is required. This includes hardware,
software, storage and network resources.

Internet of Things (IoT)
Semiconductors are increasingly
present in everyday devices, enhancing
their capabilities by connecting them to
the internet. AI boosts the value of these
devices by enabling them to capture data
to improve their functionality – and to
benefit other connected devices, too.

Climate change and resource scarcity

What it means for ASML
Moore’s Law is the driving force behind
the semiconductor industry and the
transition toward ubiquitous computing.
This shift is increasingly powered by AI,
which constantly evolves and expands its
capabilities. AI applications generate vast
amounts of data, which in turn fuel the
development of new algorithms – driving
further innovation in AI applications and
creating a continuous cycle of growth
and improvement that is expected to
significantly boost the growth of the
semiconductor industry. However, for
AI to really come to life in the next few
years, we need to reduce its cost and
energy consumption.
With an urgent collective response
needed to limit global warming to
1.5°C, climate change is a crucial
matter for governments, companies
and individuals worldwide.

Energy transition
The shift to renewables is helping
deliver the clean, affordable energy the
world needs to counter climate change.
Semiconductors help harness, convert,
transfer and store energy from solar and
wind as electricity, ensuring power grids
are responsive and robust. They are
essential in smart (home) devices and
play an important role in reducing overall
energy consumption.

Electrification and smart mobility
The market for automotive semiconductors
is rapidly evolving due to trends such as
electrification and autonomous driving. The
automotive industry is in a period of rapid
change due to environmental and safety
requirements in combination with new
innovations that enable change. The move
from combustion engines to electric engines
is a major driver for mainstream semiconductor
products like power electronics. The trend
toward autonomous driving is fueling both
advanced semiconductor content in the
car and mainstream semiconductors via
the need for vision and other sensors.
Globally, particularly in urban areas,
people are expected to shift away from
owning expensive and environmentally
harmful vehicles. They are expected to
increasingly prefer car-sharing, ride-
sharing, ride-hailing, micro-mobility (using
small, low-speed, human- or electric-
powered transportation devices) and
micro-transit (on-demand shared private
or semi-public transport) options.
Semiconductors enable the mobile apps
that support this move to smart mobility.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	25

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our marketplace (continued)

2. Megatrends (continued)

Climate change and resource scarcity (continued)

Agricultural innovation
Remote farmland, especially in emerging
economies, faces climate change challenges.
With growing access to mobile devices,
local farmers use smartphones and smart
sensors to enhance their agricultural
practices. This leads to better crops and
more sustainable food security – enabled
by smaller, more affordable microchips.

Smarter use of limited resources
The semiconductor industry can also
play an important role by reducing its
own climate impacts. The semiconductor
manufacturing process uses significant
amounts of energy and water, and driving
Moore’s Law to increase computing power
and storage capacity fuels demand for these
vital resources. To improve the industry’s
energy and water resource efficiency,
innovative architectures will be necessary.
Furthermore, through the adoption of a
circular economy that emphasizes material
recovery, recycling and sustainable design,
the industry seeks to reduce waste and
extend product lifecycles.

Social and economic shifts

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
With the rapid rise of AI, energy consumption
is becoming a critical concern, as AI
applications often require vast computing
resources and thus consume substantial
amounts of energy. ASML’s advanced
lithography systems offer a pathway to
greater energy efficiency for semiconductors.
Furthermore, by advancing our EUV
productivity roadmap, we help customers
simplify complex multiple-patterning layers
into a single exposure – reducing resource
consumption in the semiconductor
manufacturing process.
We aim to transition from a linear to more
circular business model to minimize the
social and environmental impacts of our
operations worldwide.
Read more in Sustainability statements –
Environmental
Digital technologies are driving
transformative change. They create
new opportunities for a more prosperous
future, but at the same time pose
new challenges.

Working and learning remotely
In recent years remote and hybrid working
and learning have become increasingly
prevalent – and the advantages extend
beyond immediate pandemic-related needs.
They promote sustainability by reducing
commuting and lowering carbon footprints,
and contribute to economic resilience
– providing the capacity for continuity
in education and business operations
during unforeseen disruptions.

Healthcare and medical technology
Predictive analysis of health data from
multiple sources, combined with machine
learning and AI, is being harnessed to
improve healthcare services and patient
outcomes. Semiconductor technology has
allowed the creation of innovative products
that can effectively detect, diagnose and
treat various medical conditions.

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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	26

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our marketplace (continued)

3. Semiconductor industry market developments

Semiconductor technology plays a crucial
role in shaping the interconnected and
intelligent network future – and we believe
end markets will continue to grow. The
industry’s historical market compound
annual growth rate (CAGR) from 2014 to
2024 was 7%. In 2024, almost one trillion
chips were shipped around the world,
feeding a $631 billion industry (data source:
WSTS). In 2025, the semiconductor market
continued to be driven by strong demand
for AI servers, which exceeded supply,
resulting in a strong pricing environment for
both Logic and DRAM. PC and smartphone
market demand went up by single digits,
while the industrial and automotive chip
markets started to slowly recover.
Generative AI
Generative AI remained a key demand
driver in 2025, resulting in strong demand
for graphics processing unit (GPU) chips
(Logic) and high-bandwidth memory (HBM)
among our customers – and both products
are growing fast. This is expected to
continue. The cost and energy consumption
of transferring data between current
Memory and Logic architectures is high,
so we expect AI applications to integrate
DRAM and Logic in new architectures.
Wafer bonding
Wafer bonding is a rising trend in chip
manufacturing that enables the fusion of
separate wafers – such as Logic and Memory
(see box) – into a single, high-performance
stack. This technique supports 3D integration
and heterogeneous materials, allowing for
more compact and efficient microchips.
It improves bandwidth, reduces latency
and enhances energy efficiency, making it
ideal for AI, mobile and high-performance
computing applications. And, as traditional
approaches to scaling reach physical limits,
wafer bonding offers a path forward by
combining diverse technologies at the
wafer level. Its growing adoption reflects
the industry’s push for advanced packaging
and integrated solutions in next-generation
electronics. Our lithography systems in
combination with metrology and inspection
solutions, are foundational to enabling the
precision required for bonded wafers.
Market outlook
At our 2024 Investor Day, we communicated
an expected semiconductor market growth
of a 9% CAGR between 2025-2030, projected
to surpass $1 trillion by 2030. We currently
observe an even stronger than initially projected
ramp up of AI, which is driving demand both
in advanced Logic and DRAM. This resulted in
semiconductor market growth of more than
20% in 2025 and created a supply-demand
imbalance as the manufacturing capacity
additions following the severe Memory market
correction in 2023 have been moderate. At
the end of 2025, prices of Memory increased
to levels not seen in at least a decade. We
believe this combination of high demand and
high prices positions the semiconductor market
for double digit revenue growth in 2026.
For the 2025–2030 timeframe, we continue to
expect a global annual wafer capacity growth
of 780,000 wafer starts per month per year
on average. It is also expected that wafer
capacity additions through 2030 will be more
weighted toward advanced Logic (nodes ≤7
nm) and DRAM, which is required to support
AI-related applications, and less toward
NAND and mainstream wafers. We believe
this change in wafer mix can be favorable for
ASML, given that advanced Logic and
DRAM are more lithography-intensive.

Logic and Memory markets explained
The semiconductor market can be broadly
divided into two segments based on the
types of chips they produce: the Logic
market and the Memory market. The largest
semiconductor manufacturers serve both,
producing chips in dedicated Logic
or Memory fabs.
Logic chips are processors, such as central
processing units (CPUs) and GPUs – the
‘brains’ of electronic devices, processing
input and output results. They are produced
by two groups of manufacturers: integrated
device manufacturers (IDMs), which design
and manufacture Logic chips; and contract
manufacturers, known as foundries.
Foundry manufacturers produce chips for
‘fab-less’ companies that focus on design
and distribution but do not manufacture
microchips themselves.
Memory chips can store large amounts
of data in a very small area. And there
are two main types: volatile chips such
as DRAM, which efficiently provide data
to the processor and only save data when
the device is turned on; and non-volatile
chips such as NAND Flash, which save
data even after the device is turned off.
Microchips vary in complexity depending
on the task they need to fulfill. For example,
the most advanced chips power leading-
edge technology such as AI, big data and
automotive technology, while simpler, low-
cost chips such as sensors integrate sensing
capabilities into everyday technology –
creating the loT. The simplest types of chips
can be made with more mature lithography
technology, whereas manufacturers of the
most complex chips need to use the latest
EUV systems.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	27

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our marketplace (continued)

4. The forces impacting our strategy

Maintaining customer trust requires focus on innovation, cost, quality, response time and sustainability.

We need to manage complexity in systems and processes and strengthen our sites, supply chain and people.

The virtuous cycle of Moore’s Law continues – potentially accelerated further by AI.

Geopolitical volatility requires a more robust approach to support our customers and people.

The industry pushes against the limits of scaling and uses a widening array of levers to increase density.

Success and systemic relevance have increased our responsibility to society.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	28

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy

    Our six priorities will drive long-term growth. Over the following pages, we expand on our progress in 2025.

	1 Deepen customer trust	2 Extend our technology and holistic product leadership	3 Strengthen ecosystem relationships	4 Create an exceptional workplace	5 Drive operational excellence	6 Deliver on ESG sustainability
More information	Page 29	Page 31	Page 33	Page 35	Page 37	Page 39

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	29

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)

Deepen customer trust

Consistently deliver innovative, high-quality and reliable holistic lithography solutions that foster long-term customer partnerships and set industry standards for excellence
Our commitment to deepen customer trust
is woven into every facet of our operations,
driving us to continually:
•Increase value creation focused on
innovation, cost, quality, response time
and sustainability.
•Strengthen partnerships with customers
based on even deeper understanding
and anticipation of their needs and
product roadmaps.
•Expand the bandwidth, responsibility
and accountability of our customer
teams, empowering them to champion
the voice of the customer and meet
their requirements.
Increase value creation for customers
In today’s rapidly evolving technological
landscape, delivering exceptional value to
customers requires more than just meeting
expectations – it demands foresight and
continuous improvement in every aspect
of our interactions. Our commitment to
innovation helps us to stay ahead, developing
solutions that address both current needs
and future challenges. We allocate significant
investment in R&D to drive new technologies
faster and with greater impact, refine existing
systems and fuel creative approaches to
efficiency and performance.
Our innovation is closely linked to
our commitment to customer value.
By streamlining processes and optimizing
our supply chain, we aim to strike a balance
between high-performance solutions and
cost efficiency, providing products that
align with market demands.
Equally important, is our pursuit of quality
in every stage of our operations. Robust
quality assurance protocols are embedded
throughout the product lifecycle to help our
systems meet availability and reliability
standards our customers rely on.
Our approach to quality naturally extends
to sustainability, which directly benefits
our customers. Guided by environmental
responsibility, we continually seek to reduce
emissions, minimize waste and design
products with lower energy consumption
and higher recyclability, laying the groundwork
for lasting impact across our value chain.
Finally, we listen actively and take decisive
action to address customer concerns swiftly
and effectively. Our responsiveness and
alignment with their expectations reinforces
our commitment to their continued success.
Strengthen partnerships with customers
Our customers are why we exist. Establishing
true partnerships with them is rooted in a
genuine desire to understand their unique
challenges, business models and strategic
roadmaps. ASML’s strategic transformation
has strengthened this endeavor through
direct engagement, open communication
and continuous dialogue, which drives our
decision-making. We recognize that customers
operate in a complex, fast-paced environment
where collaboration and mutual trust are
essential for shared success. This close
alignment allows us to tailor our offerings,
proactively address pain points and co-create
solutions that deliver measurable impact.
At the same time, anticipation is a hallmark
of our customer engagement strategy.
By staying attuned to industry trends and
technological shifts, we help them navigate
uncertainty and seize new opportunities.
We try to anticipate changing requirements
as early as possible by leveraging customer
feedback, conducting market analyses
and harnessing the expertise of our cross-
functional teams. Through these efforts, we
aim to not only meet expectations but also
empower our customers to excel, positioning
ourselves as a trusted and indispensable
partner in their journey to growth and success.
Empower our customer teams
Empowering our customer teams is central
to delivering tailored and relevant solutions.
We delegate greater responsibility to our cross-
functional teams, so that those closest to the
customer have the authority and resources
necessary to make decisions swiftly and
effectively. With comprehensive training and
direct lines of communication with leadership,
teams are equipped to address challenges
as they arise and champion the voice of the
customer throughout the organization.
In parallel, extending accountability applies
not only to meeting targets but also to nurturing
a culture where each team member feels
personally invested in our customers’ success.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	30

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)
Powering technology forward
through customer
collaboration
Keeping our lithography
systems running 24/7
At ASML, customer trust is a guiding principle
woven into the daily work of engineers like Edison
Alameda. As a second-line customer support
engineer for EUV in Chandler, Arizona, Edison’s
job is to ensure the smooth operation of some
of the world’s most advanced semiconductor
manufacturing equipment and serve as a bridge
to the customers who depend on them.

Read more

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	31

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)

Extend our technology and holistic product leadership

Integrate hardware, software and emerging solutions to create industry-defining products for our stakeholders
As a key manufacturer of lithography
equipment, ASML plays a vital role in
the semiconductor value chain. We don’t
innovate in isolation, but as architects and
integrators collaborating closely with our
customers, supply chain and research
and technology partners in a strong
innovation ecosystem.
To extend our technology and holistic
product leadership, we continually aim to:
•Innovate across our entire portfolio to
continue to provide critical, differentiated
and cost-effective solutions to our
customers.
•Prioritize cost and energy consumption
reduction by streamlining process flows,
ensuring the highest transistor density at all
process steps and advancing technologies
that boost productivity, lower technology
expenses and cut emissions.
Innovate across our portfolio
With R&D of €4.7 billion in 2025, ASML’s
portfolio-wide innovations tackle the most
complex challenges in semiconductor
manufacturing. This reflects our strategic
vision to remain ahead of market demands
and customer expectations. We deliver new
and refined technologies that are not only
critical for the industry but also uniquely
tailored to the evolving needs of
our customers.

Research and development (in € billions)

5
4
3
2
1
0
2.0
2.2
2.5
3.3
4.0
4.3
4.7
2019
2020
2021
2022
2023
2024
2025

At the heart of our innovation is the drive to
provide solutions that are both differentiated
and cost-effective. Our holistic lithography
portfolio spans DUV and EUV lithography
systems, metrology and inspection systems,
computational lithography and system and
process control software, all of which address
a wide range of customer requirements. By
continuously introducing advancements in
these domains and innovating for emerging
applications like advanced packaging and
3D integration, we aim to ensure our offerings
remain relevant for customers and aligned
with market needs.
In addition, AI is becoming increasingly vital
for ASML, as evidenced by our €1.3 billion
investment in Mistral AI. We believe this
partnership enables us to explore the use
of AI models across our product portfolio
as well as in our research, development
and operations, to benefit our customers
with faster time-to-market and higher-
performance holistic lithography systems.
Our technology feasibility studies and
product development efforts are closely
aligned with customer device roadmaps,
helping us to anticipate and meet future
industry challenges before they arise.
Read more in Strategic report – Our business –
 Our products and services
Crucial to our innovation is our close
collaboration with customers, supply
chain partners and research and technology
institutions within a vibrant innovation
ecosystem. By engaging directly with
these stakeholders, we can develop solutions
that are not only technologically advanced
but also operationally viable and scalable.
Collaborative projects, often supported and
subsidized by the European Union and its
member states, serve to amplify the impact
of ASML’s research – accelerating progress
in semiconductor manufacturing technology
while adhering to the guiding framework
of Moore’s Law.
Prioritize cost and energy
consumption reduction
While innovation is essential, we recognize
that it must be coupled with a commitment to
efficiency and sustainability. Our strategy
explicitly prioritizes reductions in cost and
energy consumption across all product and
process developments. This begins with
streamlining process flows throughout the
equipment lifecycle, with the goal that every
step, from design to manufacturing to
deployment, contributes to cost efficiency
and environmental stewardship.
Next to this, we dedicate significant
resources to optimizing platform
commonality, reducing system costs
and extending the service life of critical
equipment. By doing so, we enable our
customers to attain greater performance
and value from each new technology
generation and help them comply with
increasingly stringent sustainability goals
and regulatory standards.
ASML’s efforts to lower technology expenses
and cut emissions are deeply linked to our
mission to foster a more sustainable value
chain. Initiatives to enhance recyclability,
decrease energy consumption during
operation and integrate green practices
into every product iteration underscore
our leadership in responsible innovation.
In this way, we are not only responding
to the needs of today’s semiconductor
manufacturers but also paving the way for
a future where technological growth goes
hand in hand with ecological accountability.
Read more in Sustainability statements – Social –
 Innovation ecosystem – ESG innovation

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	32

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)
Powering technology forward
through
cutting-edge
physics
1,000-watt EUV light source power
shows path to higher productivity
In April 2025, ASML reached a historic milestone:
demonstrating the first ever 1,000-watt light source
for EUV lithography. This breakthrough, built on
25 years of engineering advancements, showcases
our ability to turn fundamental physics into scalable
innovation that supports our customers’ roadmaps.
It is a critical step toward faster, more cost-efficient
production of tomorrow’s cutting-edge chips.

Read more

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	33

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)

Strengthen ecosystem relationships

Collaborate with suppliers, academic partners and industry leaders to foster innovation, resilience and shared success across the value chain
Together with our customers, suppliers,
research and technology partners and
peers, we:
•Focus on our shared goals and responsibilities
for cost, quality and sustainability to secure
resilience and continuity through strategic
sourcing and close cooperation.
•Balance risk and reward, aiming to ensure
that ambitious targets for innovation,
operational excellence and sustainability
are achieved within a thriving, interconnected
value chain.
•Support growth, mitigate disruptions and
collectively elevate industry standards.
•Foster collaboration to make the ecosystem
stronger and more agile for the future.
We trust our supply chain to manufacture
most system parts and modules, and many
partners to play a crucial role in developing
our new technology. We aim to foster even
closer relationships with our suppliers
and broader ecosystem, based on shared
goals and responsibility for cost, quality
and sustainability.
Driving continuous innovation
ASML’s innovation ecosystem is built on
strong relationships with customers, suppliers,
co-solution partners, technology partners
and academia. By closely collaborating with
these groups and with industry organizations
such as the Confederation of Netherlands
Industry and Employers (VNO-NCW), SEMI’s
Sustainability Advisory Council and the
Semiconductor Climate Consortium (SCC),
we aim to foster accelerated innovation and
ensure access to leading-edge knowledge
and technologies. Jointly, we tackle industry-
wide challenges such as ESG sustainability,
ultimately supporting growth and resilience
across the semiconductor value chain.
Academia, industry and research institutes
We co-develop technical expertise with
a broad network of technology partners,
including universities and research
institutions in Europe, the US and Asia.
Key partners include the technical universities
in Delft, Eindhoven and Twente, the Advanced
Research Center for Nanolithography (ARCNL)
and research organization TNO in the
Netherlands, CEA-Leti in France, Fraunhofer
in Germany and imec in Belgium. In March
2025, we signed a five-year strategic
partnership agreement with imec with the aim
to strengthen collaboration on emerging and
societal challenges, and to develop initiatives
focused on sustainable innovation in Europe.
In the US, we partner with, among others,
the University of California system, Stanford
University, Massachusetts Institute of
Technology (MIT), University of Colorado –
Boulder, Purdue University, University of
Illinois Urbana – Champaign.
Local and national governments
Governments at the local and national levels
are key partners in our ecosystem, working
together where we can to continue innovating
and addressing mutual societal challenges.
Public–private partnerships
We work closely with our partners to develop
and deliver research and innovation projects
subsidized by the EU and its member states.
These collaborative projects aim to advance
IC technology for the semiconductor industry
while adhering to Moore’s Law, focusing
on enhancing performance and energy
efficiency. The Horizon Europe program
and the European Chips Act are designed
to facilitate collaboration and amplify the
impact of research and innovation in the EU.
Focusing on quality and cost
Our suppliers and innovation partners
play a crucial role in optimizing both cost
efficiency and product quality. By fostering
open collaboration and sharing technological
advancements, they enable ASML to access
advanced technologies, materials,
components and processes. Joint research
efforts can lead to streamlined manufacturing,
reduced waste and improved yields, while
rigorous quality controls ensure reliability.
Early involvement in design and transparent
communication allows problems to be
addressed before production, which can
minimize the risk of costly errors.
Embedding sustainability in our operations
Sustainability is pivotal in our ecosystem
because it can help ensure long-term
resilience and competitiveness amid rapid
industry transformation. By embedding
sustainable practices into our operations –
across supply chains, innovation and
partnerships – we seek to minimize our
environmental impact, conserve valuable
resources and align with global expectations
for responsible business.
Our commitment not only works toward
safeguarding our planet, but can also
strengthen relationships with customers,
suppliers and stakeholders who increasingly
prioritize ESG sustainability standards.
Ultimately, integrating sustainability drives
operational excellence, supports cost
efficiency and empowers us to innovate
responsibly. This positions our ecosystem
to thrive in a future where environmental
stewardship is inseparable from
business success.
By focusing on cost alongside quality and
sustainability, together with all our partners
in our innovation ecosystem, we seek to
navigate the delicate balance between
innovation and commercial success in a
highly dynamic global semiconductor market.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	34

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)
Getting even closer
to our suppliers
In the dynamic landscape of semiconductor
manufacturing, ASML’s supply chain serves as the
foundation of our operations, enabling us to push the
boundaries of technology while meeting the evolving
demands of our customers. With approximately 80%
of our bill of materials sourced from a global network
of suppliers, close collaboration and joint innovation
have always been at the heart of our strategy. We
believe this partnership model not only supports the
reliability and quality of our products but also fosters a
shared commitment to advancing Moore’s Law, which
remains essential for the industry’s continued progress.
Wayne Allan, EVP and Chief Strategic Sourcing &
Procurement Officer, explains how his organization
is strengthening ASML’s ecosystem relationships.
Powering technology forward
through collective
innovation
Wayne Allan
EVP and Chief Strategic Sourcing
& Procurement Officer

Read more

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	35

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)

Create an exceptional workplace

Foster inclusivity, support talent development and cultivate a culture where all employees thrive and contribute to long- term success
To unlock our growth potential, we are
striving to build an exceptional workplace
where our people can develop their
exceptional talents and thrive.
Our people strategy aims to answer the
challenges and opportunities of our growth,
and the evolving nature of global work, to guide
the development of our people and culture to
2030. This is organized into four broad areas:
1.Develop a scalable and sustainable
organization: Through clarity and
knowledge-sharing
2.Build a workplace that works for
everyone: Fostering inclusion, diversity
and belonging
3.Invest in people effectiveness
and development
4.Strengthen our leadership: Accelerating
development and building a pipeline of
future leaders
To meet our responsibilities as a leading
partner and employer in the semiconductor
ecosystem, and to continue delivering the
technology our customers need, we are
building capacity and capabilities for the
future. With the semiconductor industry
projected to surpass $1 trillion in sales by
20301, ASML is preparing for a period of
significant business growth through 2030.
Meeting this anticipated demand requires
us to scale responsibly, while preserving
the culture and values that have shaped
our success.
1.As presented during our Investor Day in
November 2024
Attracting and retaining the best talent
is essential to maintaining our pace of
innovation. However, the world of work is
changing rapidly. From global talent shortages
and generational shifts to geopolitical dynamics
and the rise of generative AI, a range of forces
are reshaping how organizations plan for the
future. Our people strategy is designed to
respond to this complexity, ensuring we remain
a place where exceptional talent can thrive.

ASML People strategy

Develop a scalable and sustainable organization	Build a workplace that works for everyone

Exceptional talent, exceptional workplace
Invest
in people
effectiveness
and development
Strengthen
our leadership
1. Develop a scalable and
sustainable organization
To deliver on our growth plans and address
the shifts in our competitive landscape,
we need to further build a scalable and
sustainable organization, based on a clear
and transparent operating model, using our
principles of clarity, agility and scalability.
This includes empowering decision-making
at the right levels, aligning roles and
responsibilities, and improving coordination
across departments.
Strategic workforce planning and knowledge
management are central to this effort. We are
identifying the critical capabilities needed to
deliver on our business goals and know-how
through proactive collaboration and learning.
Through platforms like the ASML Academy,
employees can access relevant knowledge
and learning opportunities that support both
day-to-day work and future development.
2. Build a workplace that works
for everyone
We believe innovation thrives in an
environment where people feel safe,
respected and included. As we continue
to hire globally, we are focused on creating
a workplace where everyone, regardless
of background, can bring their full selves
to work and contribute meaningfully.
Our workplace strategy is intended to foster
a culture of belonging, support well-being
and enable collaboration. We are investing
in inclusive practices across hiring,
performance and career development,
while amplifying the voices of our employee
networks and ambassador communities.
Our well-being program supports mental,
physical, social and financial health, helping
employees and leaders build resilience and
maintain a healthy work-life balance.
3. Invest in people effectiveness
and development
Learning is central to our culture, and
we invest heavily in onboarding, training
and career development to help employees
grow and succeed. This includes reducing
time-to-competence, expanding
opportunities for internal mobility and
supporting personalized learning.
To scale responsibly, we are expanding
our global talent pipeline and improving
the speed and quality of recruitment.
Our approach to internal mobility helps
employees navigate across ASML, bringing
key talents to where they can have the most
impact and building a holistic understanding
of our value chain.
4. Strengthen our leadership
Leadership is key to navigating ASML’s
complexity and growth. Leaders need to
be able to deal with various challenges,
considering stakeholder management across
the company and changing expectations
of employees across generations – which
requires more empowering, multi-faceted
and integrative leadership. This implies
continuing to foster our technical leadership
and further building our people and process
excellence. Succession planning, strong
pipelining and investing in senior positions
and landing spots is critical to enable
leadership development.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	36

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)
Powering technology forward
through diverse,
inspired talent
Diversity is a fact, inclusion
is an act
It is one thing to be a diverse organization,
benefiting from a workforce with a wide range
of backgrounds, cultures, experiences and ways
of thinking, but we believe being an inclusive
organization – one where everybody can be
at their best – can make a real difference. Cristina
Monteiro, EVP Human Resources & Organization
(HR&O), explains the role that inclusivity plays
in enabling innovation to thrive at ASML.
Cristina Monteiro
EVP Human Resources &
Organization (HR&O)

Read more

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	37

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)

Drive operational excellence

Drive continuous improvement, efficiency and integrity to ensure high performance, quality and resilience throughout the organization
ASML is preparing for expected significant
growth through 2030 by expanding its
product range and operations, which
demands a resilient and scalable industrial
strategy and global footprint. We focus on
aligning our supply chain and manufacturing
footprint with customer locations and
macroeconomic trends, while driving
innovation, quality and sustainability to
maintain competitiveness and operational
excellence. We aim to:
•Create a learning organization that drives
a culture of continuous improvement, with
fast feedback loops and a sustainable
impact on our safety, quality, cost and
delivery performance.
•Drive improvements in cross-company
business performance to reduce cost and
cycle times, improve quality and secure
on-time delivery.
•Optimize our industrial footprint to have
market, talent and technology access while
protecting our know-how and our business.
•Secure a successful enterprise resource
planning (ERP) migration to enable scaling
and drive improvements in cost, quality
and compliance.
•Protect and defend ASML’s interests and
reputation by driving a culture of integrity
and compliance, including for products,
information security, cyber resilience and
export controls.
Driving a culture of continuous improvement
We aim to drive a culture of continuous
improvement by fostering a learning
organization that emphasizes rapid feedback
loops, encouraging employees to engage
with and respond to changing conditions
quickly and effectively. We aim to integrate
improvement into every aspect of our
operations, from safety and quality to cost
and delivery, with the goal that these core
metrics are always evolving in response
to lessons learned.
This approach is supported by a multi-
year quality roadmap that spans the entire
product lifecycle, from initial design to field
service, creating sustainable impacts and
reinforcing customer trust. By embedding
this culture deeply within the organization,
we not only enhance internal performance
but also strengthen our competitive edge
in the global marketplace.
Reducing cost and cycle times while
improving quality
To achieve operational excellence, we aim
to systematically reduce costs and shorten
cycle times without compromising quality –
leveraging advanced analytics, automation
and AI. AI-driven insights help us streamline
processes, eliminate inefficiencies and
respond even faster to market demands.
By integrating continuous feedback and
robust validation, we accelerate project
delivery and strengthen customer trust
with reliable solutions.
This approach enables us to set new
benchmarks in quality and productivity while
maintaining flexibility to adapt. Through
AI-powered innovation and cross-functional
collaboration, we believe we can position
ourselves at the forefront of the
industry’s evolution.
Optimizing our industrial footprint
We are expanding and optimizing our
global footprint to ensure business continuity,
increase capacity for future growth and
maintain cost efficiency in serving our
customers worldwide. By broadening
supplier bases in Asia and enhancing
manufacturing in Europe, Asia and the US,
we aim to better meet customer needs.
Access to expertise for timely development,
new technologies and product introductions
remains our main priority.
Securing ERP migration
A successful ERP migration is crucial for
ASML’s future growth, enabling unified
business processes and agile decision-
making. By adopting advanced digital tools
and AI-driven predictive analytics in planning
and logistics, we believe we can protect
business continuity and data integrity and
empower teams to deliver greater value.
This transformation supports rapid innovation
and helps ASML maintain high standards
in operational excellence, compliance and
adaptability to changing market demands.
Driving a culture of integrity
and compliance
We continue to prioritize integrity and
compliance, enabling our operations to
adhere to information security, cyber resilience
and export controls. By embedding ethical
conduct and robust compliance programs
throughout our organization, we believe we
can safeguard our reputation and know-how,
build trust with stakeholders, and reinforce
our leadership in the complexities of a
globally connected industry.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	38

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)
Powering technology forward
using the potential
of AI
How AI helps drive
innovation at ASML
Artificial intelligence is presenting new ways
to extend our innovation roadmap. As well
as enhancing lithography efficiency and
precision, we expect it to accelerate R&D and
help streamline customer support through
smarter diagnostics. We believe our recent
partnership with Mistral AI positions us to
harness these capabilities, helping us deliver
next-generation solutions and provide even
stronger support for our customers.

Read more

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	39

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)

Deliver on ESG sustainability

Drive progress in environmental, social and governance issues important to ASML and our stakeholders
Key dynamics impacting our ESG
sustainability strategy
Our technology enables our customers to
create faster, more powerful and energy-
efficient microchips. These enable exciting
new digital technologies, including AI, which
can help tackle some of humanity’s toughest
challenges – in healthcare, education, energy
and mobility. At ASML, we are inspired by
their potential for positive impact, on people
and the planet.
At the same time, these advancements bring
new challenges. With the arrival of AI, global
demand for computing is growing rapidly,
and the anticipated strain that data centers
will place on energy infrastructure – as well
as the resulting increase in emissions – are
shared concerns. As part of the solution, our
customers are developing even more energy-
efficient microchips, and we are providing our
holistic lithography innovations to support
the 2D shrink and 3D integration required.
Collaboration across the knowledge network
– academia, research institutes, startups,
the consumer-facing ICT industry, microchip
makers and microchip equipment makers –
is essential.
Our customers are also increasing microchip
production to meet growing demand.
Achieving this growth without a corresponding
rise in energy use and emissions is a critical
challenge. Collaboration throughout the value
chain is vital, supported by initiatives such as
the Semiconductor Climate Consortium. Our
EUV systems help limit the increase in energy
and chemicals use from the production of
complex microchips by reducing the number
of process steps. We are working to further
drive down energy consumption of our EUV
systems and all product families.
Building on these efforts, we turn our
choices into tangible actions. We organize
our ESG sustainability program into distinct
themes, each with targets to drive
meaningful progress.
Environment
We aim to be greenhouse gas neutral across
our value chain by 2040, working in close
partnership with customers and suppliers.
We are reducing the energy use and
emissions of the systems we design and sell
and those we have already installed at our
customer sites. Each of our product families
has a long-term energy saving roadmap –
from enabling hydrogen reuse, to sleep
modes, to high-temperature cooling water.
These solutions have the potential to make
a meaningful difference when scaled by
customer adoption.
In our own laboratories, factories and offices,
we have chosen renewable electricity, and
we aim to drive continuous improvement in
energy saving – from optimized controls in
clean rooms, to waste heat reuse, to on-site
green hydrogen generation. In transport,
we are increasing the number of ocean
shipments to customers, compared to
air. From our suppliers, we require their
commitment to saving energy, reducing
emissions and preventing, mitigating and
managing adverse environmental impacts.
Servicing and repairing installed systems to
extend lifespan has always been central to
our customer offer. We are now repairing
more parts locally, closer to the customer,
to reduce cycle times and cut emissions.
Using materials efficiently is important to
us. We drive down waste and increase reuse
of returned materials before we use new –
through investments in reverse logistics,
warehouses and repair centers. We closely
manage end-of-life materials and aim to have
zero waste from operations to landfill and
incineration by 2030.
Social
People – our employees, suppliers and
communities – lie at the heart of our ESG
sustainability approach.
We aim to provide an attractive workplace
for all. Employee safety and well-being are
top priorities. Inclusion and diversity are
also cornerstones – reflecting our values,
powering our innovation and making our
business stronger. We are committed to
supporting our employees in their own
contributions, through time for volunteering
and matching of donations.
Upstream of our operations, due diligence
on how people are treated is a part of our
relationship with suppliers. Our aim is to
prevent, mitigate and manage adverse
human rights impacts in our value chain.
We aim to be a valued partner in our
communities, thriving together. Listening
to people who live near our operations and
acting on their feedback has always been
important to us, especially when we grow
our footprint. We are proud to invest in issues
that matter most to our neighbors and create
lasting benefit – from affordable housing, to
early-years science education, to green
spaces, to arts and sports programs.
Governance
We aim for ESG sustainability to be
integrated into day-to-day decision-making.
We drive progress through reviews and
updates for the Board of Management and
Supervisory Board, supported by a central
team. ESG sustainability represents 20% of
ASML’s long-term leadership targets. We
actively engage with our stakeholders on
focus topics and aim for transparent, best-
in-class reporting.
Read more in Sustainability statements

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	40

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business strategy (continued)
  Powering technology forward
while aiming to reduce
environmental impact
Simpler processes can
make chip production
more sustainable
The global economy relies on a supply of ever-more
powerful microchips. As an industry, we believe we
have a joint responsibility to advance sustainability
in chip production. By developing new lithography
technologies with finer resolutions – such as EUV
0.33 NA and the latest EUV 0.55 NA (High NA) system
– ASML supports chipmakers in simplifying the
manufacturing process, moving from multi-patterning
to single patterning. Fewer process steps can help
limit the increase in energy and chemicals use from
production of more and increasingly complex chips.

Read more

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	41

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business model
  The resources and the relationships that enable us to create sustainable long-term value

People and culture

We depend on more than 44,000 talented,
dedicated and motivated employees who
live our values of challenge, collaborate and
care. Every day, our colleagues in R&D,
manufacturing, customer support, sourcing
and supply chain, and support functions, are
empowered to take on the exciting challenge
of building and maintaining the most
advanced lithography, metrology and
inspection systems in the world.

Read more on page 46 >

Capital

We have strong capital reserves,
underpinned by a robust balance sheet.
Total shareholder equity at the end of 2025
amounts to €19.6 billion on a consolidated
balance sheet total of €50.6 billion and
net cash provided by
operating activities of
€12.7 billion in 2025.

Read more on pages 279, 282 >

Manufacturing facilities

We have eight factories in Europe, the US
and Asia that provide high-precision, highly
controlled environments where we assemble,
test and deliver our complex lithography and
metrology and inspection portfolio, from
prototype to final product.

Read more on page 18 >

Innovation

In 2025, total R&D was €4.7 billion. But we
do not innovate alone – our more than 16,000
R&D employees collaborate closely within
an innovation ecosystem of key partners in
the value chain.
Our lithography solutions are the result of
strong partnerships based on trust, respect,
and shared risks and incentives to compete
and drive innovation.

Read more on page 31 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	42

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business model (continued)

How we create
sustainable long-term
value throughout the
semiconductor
value chain.
As a leading provider of
holistic lithography solutions,
we deliver value throughout
the semiconductor value
chain. Our comprehensive
lithography portfolio enables
cost-effective microchip
scaling and supports our
customers’ technology
roadmaps.

Together with our customers,
suppliers and partners across
our innovation ecosystem,
we develop the most advanced
lithography systems in the world.
Innovation
and R&D
With around 10,000 customer
support employees worldwide,
we work 24/7 to maintain and
enhance system performance –
for both new systems and our
growing installed base, which
we upgrade and refurbish.
As system architects and
integrators, we work closely
with our world-class suppliers
to help customers make
smaller, faster, more energy-
efficient microchips, while
reducing the cost per wafer.
Lithography
Holistic
lithography
Computational
lithography
Metrology and
inspection
Helping our customers generate
the greatest value per silicon
wafer, creating microchips
that are more powerful, faster
and more energy-efficient.
Customer support
and installed base
management
System integration
and installation

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	43

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Our business model (continued)
The sustainable long-term value we created for our stakeholders in 2025

Customers

Our world-leading lithography
systems enable our customers
to develop ever-more-powerful
and energy-efficient chips for new
applications and devices. At the
same time, we help our customers
reduce their costs and
environmental footprint.

€32.7bn Total net sales
2024: €28.3bn
535 System sales in units
2024: 583
88% Customer satisfaction survey score
2024: 86%

Employees

ASML is a growing business
providing employment
opportunities around the world.
We invest in people’s career
development and well-being,
and aim to provide a diverse and
inclusive environment where they
can achieve their full potential.

78.9% Employee engagement score (three-year rolling average)
2024: 78.9%
21% Women in our workforce (headcount)
2024: 21%
4.1% Attrition rate
2024: 3.8%

Suppliers

Our suppliers help deliver our
innovations and are critical to
our value chain and our ambition
to be a sustainable leader in the
semiconductor industry. Long-term
relationships, close collaboration,
transparency and a commitment
to sustainability with our suppliers
are key to our success.

5,100 Total number of suppliers
2024: 5,150
90% Responsible Business Alliance (RBA) self-assessment completed (in %)
2024: 91%
100% Suppliers with overall high risk evaluated and follow-up agreed (in %)
2024: 100%

Shareholders

Effective and disciplined
investment of cash flow drives the
profitable growth of our company,
and can deliver solid financial
performance and a healthy
financial position. This underpins
our ability to return cash to
shareholders through growing
dividends and share buybacks.

€12.7bn Net cash provided by operating activities
2024: €11.2bn
€7.50 Proposed annualized dividend per share
2024: €6.40
€5.9bn Share buyback
2024: €0.5bn

Society

We play an active role in the
communities where we operate –
recognizing that, when the
community thrives, so do we.
We believe our collaborative
ecosystem nurtures innovation and
benefits society. For example, we
share our expertise with universities
and research institutes,

€1,750 Amount invested in communities (per employee), including employee giving
2024: €1,084
€20.6m Contribution to EU research projects
2024: €18.9m
11.5 Mt Net scope 3 CO2e emissions
2024: 12.0 Mt

support young tech companies
and promote science, technology,
engineering and mathematics
(STEM) education worldwide.
We are also committed to creating
sustainable value by reducing our
environmental footprint – both from
our operations and during the use
of our products and services.

90% Reuse rate of parts returned from field and factory
2024: 88%
0 kt Net[1] scope 1 and 2 CO2e emissions
2024: 33 kt
1. Net scope 1 and 2 CO2e emissions result from compensating for residual emissions and do not represent our gross emissions.

Customers
Employees
Suppliers
Shareholders
Society
Collaboration

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	44

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Engaged stakeholders
We listen to our
stakeholders and
work with them
to make the best-
informed decision.
Our interaction with them is fundamental
to the long-term success of our business. By
regularly engaging, we can better understand
our impact on them and their respective needs
and expectations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	45

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Engaged stakeholders (continued)

Customers
At each stage of the customer relationship, we
aim to foster trust – with the goal of achieving
high customer satisfaction and loyalty. By placing
customer success at the center of our work, we
can leverage our innovations and develop even
more sophisticated solutions alongside them.
What’s happening in their world
Macroeconomic uncertainty, caused by but not limited
to technological sovereignty and export controls,
continued to lead certain customers to remain cautious
and carefully control capital expenditure and cash flow
in 2025. Market growth was mainly dominated by AI,
which led to increased demand for AI-related Memory
and specific advanced Logic chips.
How we respond
We are working closely with our customers to optimize
our output capability, navigate through the uncertainty
and manage the risks. We are engaging with them to
mutually understand the affordability of different
technologies and, through regular meetings and
reviews, we are aligning on their current and future
needs to adjust our demand plans while staying flexible.
We are also continuing our capacity investment plans
to meet our customers’ long-term growth targets and,
in compliance with export control regulations, we have
been working to deliver the non-advanced lithography
systems not impacted by the new restrictions. We
continue to guide governments on the semiconductor
manufacturing process and ecosystem to foster
understanding of the potential impacts of current
and future regulatory measures.
We have deployed improvement actions identified in our
2024 customer survey, focusing on truly understanding
what customers need from us, and validating that we are
on the right track. We update our customers regularly on
the progress we are making.
In September 2025, we sent out our latest survey to
measure customer satisfaction, loyalty and trust, and
to identify improvement areas to enable us to better
serve them.
Survey results showed high and increasing levels of
trust in ASML, mainly driven by our transparency and
commitment to fairness and mutual success. Customers
ask us to listen closely to their feedback, resolve issues in a timely manner, provide them with shorter delivery times
for good-quality products, and continue pushing our
technology forward to meet their current and future needs.
How we engage
•Regular technology review meetings between senior
management and customers
•Executive review meetings to discuss business and
operational strategies with customers
•Operational meetings to discuss various topics,
including technology roadmaps, quality, costs and
ESG matters
•Annual customer feedback survey
•Voice of the Customer program to provide firsthand
feedback about our customers’ needs
•Various technology symposia and special events
We focus on our customers’ needs
There are thousands of ASML systems installed in fabs
across the globe, and our customers want to keep these
machines running 24 hours a day, seven days a week,
365 days a year.
With around 10,000 customer support employees,
including service engineers and applications specialists,
we work around the clock to enable our systems
everywhere to run smoothly.

88% Customer satisfaction survey score
Our customers are why we exist. We
collaborate with customers at all levels
of the organization – from CEO-to-CEO
interaction right through to on-the-ground
support at individual fabs. We help our
customers achieve their goals and ensure
our solutions fit their requirements.”
Jim Koonmen
Executive Vice President and Chief Customer Officer

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	46

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Engaged stakeholders (continued)

Employees
We strive for engaged employees who are proud
to work for ASML and committed to our vision and
ambitions. Innovation thrives in an environment
where everyone is empowered to contribute. By
creating an exceptional workplace that fosters
inclusivity, we aim to enable everyone to unlock
their full potential and drive our collective success.
What’s happening in their world
ASML has experienced significant growth in recent
years, driven by rising demand in the semiconductor
industry. Attracting and retaining the best talent is
essential to maintaining our pace of innovation. As the
workplace evolves – shaped by global talent shortages,
generational shifts, geopolitics and advancements like
generative AI – we must adapt our strategies to succeed
in this changing landscape.
In 2024, we introduced a new leadership and governance
structure, requiring further focus on maturing. Our
annual employee engagement survey provided valuable
insights into the themes our employees want us to focus
on: inclusion, well-being, career development, quality –
including work processes and cross-team collaboration
– and confidence in the company’s strategic direction.
How we respond
Just as our technological ambitions continue at pace, so
do our aspirations for building an exceptional workplace
that works for all. We are building on a solid foundation
and the strength of our culture and values to scale-up
ASML, aiming to create the best place for our people to
innovate, make an impact and grow. We have a people
strategy to address the challenges and opportunities of
our growth and the evolving nature of global work, as
well as the themes raised by the engagement survey.
How we engage
Direct engagement:
•Employee engagement survey (annually)
•Develop & Perform program, including employee
feedback and performance reviews (annually)
•Learning programs (on occurrence)
•Speak Up Service (on occurrence)
•EHS incident management (on occurrence)
•Employee networks (which are open to all to join),
such as Women, Seniors, Atypical, early career,
multicultural and workers of all national origins,
LGBTQIA+, Parents and Veterans (on occurrence)
•Ambassador communities, aiming to attract and
inspire talent, promote well-being and engage
colleagues (on occurrence)
•Internal communication and awareness, for example,
through the intranet, our ethics program and our EHS
management system (daily)
•Onboarding program for new employees (upon joining)
•All-employee meeting and senior management meetings,
department meetings and interactive lunch sessions
with Board members (on occurrence)
•Human Resources and Employee Relations
(on occurrence)
Engagement via representation:
•Works councils/unions (on occurrence)

90% of new colleagues starting in 2025 indicated they had a positive onboarding experience

52% of our employees have been in the company less than five years

28% of our employees today are not nationals of the country they work in
We are on a journey to
inclusivity – and it’s a long
journey. We’ve made good
progress, but there is still
more to achieve.”
Cristina Monteiro
EVP HR&O

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	47

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Engaged stakeholders (continued)

Suppliers
Our suppliers are an essential part of our value
chain and critical to our ability to innovate. We
rely on our network of approximately 900 product-
related suppliers for the parts and modules that
make up our products, as well as about 4,200
non-product-related suppliers. Our supply chain
is a key factor in designing and delivering the
technology, quality, affordability and sustainability
that we offer to our customers.
What’s happening in their world
The semiconductor market is cyclical, so the world
of our suppliers is turbulent at times. In recent years,
geopolitical events and inflationary pressures have
added to macroeconomic uncertainty. Suppliers are
expected to build capacity for steep growth in the long
run, while being flexible enough to manage peaks and
troughs in the short run. Our future growth – and that
of our customers – can only happen if our suppliers
are able to keep up. Furthermore, ASML aims to
continually raise the bar for the quality, affordability
and sustainability of what we buy from suppliers.
How we respond
We want to build strong and durable business
relationships with our suppliers based on mutual trust.
We are transparent with them about our business
outlook and the expectations of our customers, and
we listen when suppliers openly share their pain points
and challenges. In addition to the usual day-to-day
supplier management, we conduct intensive audits and
engagement projects with our suppliers. These efforts
address current topics as well as structurally help them
prepare for anticipated long-term growth by building
the required capabilities.
How we engage
•Annual Suppliers’ Day
•Annual Supplier Collaboration Day
•Direct interactions via supplier account teams,
led by sourcing account leaders
•Supplier audits
•Supplier collaboration engagements
•Site visits
•Supplier newsletter
•RBA Self-Assessment Questionnaire (SAQ)
•Speak Up Service
•Knowledge sessions on ESG topics
•Conflict minerals program

By partnering closely with and
supporting our suppliers, we
aim to ensure they’re prepared
to work with us for years to
come – and to weather the
changes the chip industry is
known for, including periods
of rapid growth and business-
cycle fluctuations.

We aim to build a resilient,
innovative and affordable
supply chain that can grow
with us toward 2030 and
beyond, and consistently
deliver the quality and value
that our customers need.”
Herman Boom
Head of Strategic Sourcing & Procurement

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	48

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Engaged stakeholders (continued)

Shareholders
We aim to help shareholders – as well as financial and
ESG sustainability analysts – understand our long-
term strategy. We communicate with them about
our financial growth strategies and opportunities,
our financial and ESG sustainability performance,
our outlook and our shareholder returns.
What’s happening in their world
For investors in the semiconductor industry, 2025
was another dynamic year. In the first half of the year,
geopolitical announcements related to export control
restrictions and tariffs, combined with customer capital
expenditure reductions, created volatility in the
investment community. During the second half of the
year, investor sentiment improved, supported by
large‑scale investments in AI infrastructure and
applications, and increasing demand for advanced
Logic and DRAM to support these applications.
  How we respond
During the year, we actively engaged with our
investor community via a large number of conferences,
roadshows and conference calls, to discuss specific
topics relevant to our equity story, including ESG-related
topics. We also encourage investors to visit our Veldhoven
(the Netherlands) or Wilton (US) facilities in person to
discuss and see our capacity expansion plans, as well
as our technology challenges and opportunities in our
ASML Experience Centers.
How we engage
•Annual General Meeting
•Investor Day
•Investor and analyst calls
•ASML quarterly results presentations and
press releases
•Various investor conferences and roadshows
•Various sustainability questionnaires, assessments
and survey feedback
•Direct personal interactions in line with our Bilateral
Contacts Policy, as published on our website
•Engagement meetings with investors associations,
such as the Dutch Investors’ Association (VEB), the
Corporate Governance Forum, Eumedion and the
Dutch Association of Investors for Sustainable
Development (VBDO)
Positioned for significant growth
Expected growth in semiconductor end markets and
increasing lithography spending on future nodes fuel
demand for our products and services.
We will continue to invest in our business and expect to
return significant amounts of cash to our shareholders
through growing dividends and share buybacks.

€8.5bn Returned to shareholders through dividends and share buybacks in 2025.
Our continued investments
in technology leadership
have created significant
shareholder value.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	49

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Engaged stakeholders (continued)

Society
We know our actions and activities have an impact
beyond ASML – on the world around us in its
broadest sense, which is how we define society.
We engage with organizations, communities and
other bodies in society on a wide range of issues
and other matters of attention – from reducing our
environmental footprint to regulatory matters and
fulfilling our commitment to playing an active role
in the communities where we operate.
What’s happening in their world
Increasingly, the local communities where we
operate feel the impact of our rapid development –
for example in the Brainport Eindhoven region around
our headquarters, in Wilton, Connecticut (US), Taiwan,
Hwaseong (South Korea) or Berlin (Germany). Our
planned campus expansions should consider the
interests of our close neighbors.
Our community stakeholders expect us to take on our
fair share in keeping the region attractive and inclusive
for all community members, with sufficient affordable
housing, sustainable transportation, a strong (technology)
education system for all and opportunities for the
underserved. In addition, we want to help ASML
newcomers integrate and feel at home.
How we respond
Our Community Partnership Program focuses globally
on four areas: boosting the attractiveness of local
communities; aiming to keep these communities
inclusive; supporting science and technology education;
and supporting ESG innovation. Within these areas,
alongside our stakeholders, we have identified and
formed programs that we first began executing in 2023.
We also support our employees in their efforts to give
back to their communities in their areas of interest
through our Employee Giving program and by supporting
their volunteering initiatives.
We work with and collaborate with governments on all
levels (national, regional and local) to ensure our growth
and objectives are clear and can be supported.
Read more in our ASML Government & External Affairs Report
at asml.com
How we engage
Direct engagement:
•External survey of Brainport Eindhoven (quarterly)
•Online via social media and websites (global and
local, such as ASML Dichtbij) (daily)
•Dedicated phone lines, online forms and email
addresses, including directly with our
‘omgevingsmanager’ (on occurrence)
•Events, open-house, town halls and local information
sessions (on occurrence)
•Newsletters, community relations and ongoing
community outreach programs (on occurrence)
•Speak Up Service (on occurrence)
Engagement via representation or credible proxies with
industry unions and associations (on occurrence):
•Member conferences and technical forums
•Member consultation on standards
•Brainport Eindhoven (six-week intervals)
Engagement with governments and authorities
(on occurrence):
•Proactive dialogue with government and municipalities
•Relevant EU roundtable discussions
•Compliance reporting
•Dialogue with tax authorities

ASML’s Societal Conference – building community connections

The Societal Conference is ASML’s annual event
to highlight and enhance societal engagement with
public partners. The 2025 conference – its second
edition – focused on ‘Broad Prosperity & Collaboration
in Brainport’, exploring the links between economic
growth, social resilience and shared responsibility.
It serves as a platform for reflection, dialogue and
encouraging joint action within the region.
We invited representatives from business, local and national government, and societal partners – with 267 registrations in total.

ASML
RGX 50070 ASML
MGW 14175 kg 31250 lb
TARE 2700 kg 5952 lb

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	50

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Financial
performance

51	Message from our CFO
54	Financial performance KPIs
59	Long-term growth opportunities

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	51

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Message from our Executive Vice President
and Chief Financial Officer
Roger Dassen

Roger Dassen Executive Vice President and Chief Financial Officer

“Results in line
with guidance,
as AI investment
continues to
gather momentum.”

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	52

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
In conversation with Roger Dassen (continued)
Executive Vice President and Chief Financial Officer
Dear Stakeholder,
This was another excellent year for ASML.
In line with expectations, sales grew 15.6%
as compared to 2024, driven by continuing
growth in AI and a steady increase in the
number of customers capitalizing on this
significant industry trend.
Our EUV business performed well on the
back of strong sales of the TWINSCAN
NXE:3800E. This latest addition to our NXE
series has been well received by our
customers as this system delivers greater
productivity, enabling them to achieve higher
wafer capacity. We also carried out a significant
number of TWINSCAN NXE:3800E field
upgrades, which resulted in a substantial
portion of EUV system revenue being
shifted to installed base revenue. Our DUV
business in China turned out to be stronger
than anticipated, offsetting marginally lower
than anticipated non-China DUV business
as mainstream business outside of China
remained weak.
Total net sales rose by €4.4 billion, or
15.6%, reflecting an increase in net system
sales of 12.4%, and an increase in net
service and field option sales of 26.2%
compared to 2024. The increase in system
sales was primarily driven by higher EUV
and DUV immersion system sales – this
was partially offset by a decrease in ArF
dry, KrF and i-line sales volumes.
The increase in net service and field option
sales was primarily due to the growing
installed base, higher levels of lithography
tool use for certain customers and more
NXE field upgrades.
Our gross profit and gross margin increased
in 2025 compared to 2024, mainly driven by
a favorable NXE product mix and higher net
service and field option sales and margins.
These positive effects on gross margin were
partially offset by the dilutive impact of EXE
systems recognized in sales.
Key dynamics of 2025
There were three important factors this year.
Firstly, during the year, several question
marks emerged around geopolitical
challenges, notably tariffs. Heightened levels
of uncertainty were apparent for some
customers, who were understandably
apprehensive about investing in major
manufacturing bases if the equipment they
needed could potentially become
significantly more costly.
Secondly, while AI-related demand
continued to surge, demand from other
segments was relatively subdued during
the first part of 2025. This changed as the
year progressed, and the markets associated
with PCs and smartphones, among others,
began to accelerate.
Finally, the number of customers seizing
opportunities generated by the AI boom
began to increase. Early in the year, AI
was benefiting only a small number of our
customers, but its impact has now spread
to more. All three major DRAM players have
identified benefits from the AI uptick, and this
drove a marked increase in optimism and
positivity. Turning to the foundry market,
where a single major company leads, we
have seen some signs of recovery for some
of the other players in this market.
Putting AI at the heart of our organization
In recent years, we have dedicated more
resources to the field of AI and we
have recognized a number of areas where
it can play a pivotal role in the company’s
development and how we meet
customer needs.
Software already is a major factor in
driving the performance of our systems –
by incorporating artificial intelligence, we can
elevate precision and speed to the next level,
required to meet our customers’ advanced
needs. For example, in operations demanding
nanometer-level accuracy, a temperature
fluctuation as small as one-thousandth of
a degree may have huge implications. So
deploying best-in-class AI models to assess
the behavior of exogenous variables on a wafer
can drive the performance of our lithography,
metrology and inspection systems.
We are also using AI to become more
efficient as an organization. This is an area
where the finance team has played an important
role within ASML by monitoring the various
efficiency initiatives across the business, with
efficiency measured as output per person.
A key issue is around how many people we
need in order to create the required output –
and this has led us to prioritizing initiatives
in a number of domains.
In R&D, we are using AI to reduce the time-
to-market for new products and services,
supporting our engineers so their innovations
can deliver improvements to customers as
quickly as possible.
AI is helping us in several operational areas,
including improving efficiency by providing
insights into how we can best sequence
production phases to create an optimal flow.
Our customer support engineers also use
AI in the field, for example with machine
diagnostics that can make preventive
maintenance more efficient.
In addition, AI is behind ongoing
improvements in the efficiency of the
company’s enabling functions, including
Finance, IT, HR, Legal and Compliance
and many more areas.

€32.7bn
Total net sales

52.8%
Gross margin

€8.5bn
Returned to shareholders

We cannot reap
the benefits of AI
– for ourselves
as well as for our
customers – without
engaging with
external partners.”
Roger Dassen
Executive Vice President and Chief Financial Officer

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	53

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
In conversation with Roger Dassen (continued)
Executive Vice President and Chief Financial Officer
…and of our future
Building on a long history of working closely
with organizations across our ecosystem, we
recognized that we cannot reap the benefits
of AI – for ourselves as well as for our
customers – without engaging with external
partners. When generative AI started to land,
we began looking at potential partners,
including Mistral AI, and we were delighted to
take an approximately 11% share on a fully
diluted basis in the company during 2025.
Mistral AI has a high-quality large language
model able to support software coding and
therefore plays a pivotal role in the
development of our systems. Furthermore,
we believe Mistral AI and ASML are an
excellent fit. We have seen how their teams
understand our culture as well as how our
engineers work and what they need –
and that synergy is really critical.
Leading the way on sustainability
We cannot reap
the benefits of AI
– for ourselves
as well as for our
customers – without
engaging with
external partners.”
Roger Dassen
Executive Vice President and Chief Financial Officer
reporting
The finance team worked hard throughout
2025 to help ASML maintain its reputation
as a role model in sustainability reporting.
We prepared our previous 2024 Annual Report
in accordance with European Sustainability
Reporting Standards (ESRS) requirements,
and I am pleased to say that this year’s
report follows suit.
We took part in the consultation process
for the revision of the ESRS standards.
This followed from the EU’s Omnibus
Simplification Package, aimed to simplify
sustainability reporting for companies by
reducing the number of mandatory data
points, clarifying provisions, and
streamlining requirements.
While we have taken advantage of the ESRS
‘Quick Fix’ – a temporary relief package in
force until the revised standards are finalized
– we remain fully committed to the principles
of sustainability reporting. Extensive and
accurate data on our supply chain and
customers, as well as on our own organization,
helps us understand our impact and that of
our ecosystem, and therefore identify how
best to manage it.
Looking ahead
Looking ahead to 2026, we anticipate
total net sales of between €34 billion and
€39 billion. The expected gross margin is
between 51% and 53%, alongside an
annualized effective tax rate of around 17%.
Starting with our EUV business, we expect
revenues to increase significantly in 2026 as
a result of the dynamics in advanced Logic
and DRAM. For non-EUV, we anticipate that
revenues for 2026 will be similar to 2025.
Finally, in our service and field option sales
business, we expect another year of revenue
growth, driven by our growing EUV installed
base and our customers’ plans for
performance upgrades to support their
rapidly increasing capacity requirements.
In line with our 2024 Investor Day
announcements, we expect a 2030 revenue
opportunity between €44 billion and €60
billion with a gross margin expected
between 56% and 60%.
We maintain our financing policy – a solid
capital and liquidity structure, based on
which we will continue to invest in our
business and expect to return significant
amounts of cash to our shareholders through
growing dividends and share buybacks.
In summary, our long-term outlook remains
robust, supported by the combination of
strong market dynamics and a solid strategic
roadmap for our products and services.
Roger Dassen
Executive Vice President and Chief Financial Officer

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	54

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Financial performance KPIs

Sales	Profitability		Liquidity
Total net sales	Gross profit	% of total net sales	Cash and cash equivalents and short-term investments (year end)
€32.7bn	€17.3bn	52.8%	€13.3bn
2024: €28.3bn	2024: €14.5bn	2024: 51.3%	2024: €12.7bn
Net system sales	Income from operations		Net cash provided by operating activities
€24.5bn	€11.3bn	34.6%	€12.7bn
2024: €21.8bn	2024: €9.0bn	2024: 31.9%	2024: €11.2bn
Net service and field option sales	Net income		Free cash flow[2]
€8.2bn	€9.6bn	29.4%	€11.0bn
2024: €6.5bn	2024: €7.6bn	2024: 26.8%	2024: €9.1bn
Sales of lithography systems (in units)[1]	Earnings per share (basic)
327	€24.73
2024: 418	2024: €19.25
EUV systems recognized (in units)
48
2024: 44	1.		Lithography systems do not include metrology and inspection systems.
	2.
Free cash flow is a non-GAAP measure and is defined as net cash provided by operating activities (2025: €12,658.5 million and 2024: €11,166.2 million) minus purchase of property, plant and equipment (2025: €1,573.6 million and 2024: €2,067.2 million) and purchase of intangible assets (2025: €57.6 million and 2024: €15.9 million). We believe that free cash flow is an important liquidity metric for our investors, reflecting cash that is available for acquisitions, to repay debt and to return money to our shareholders by means of dividends and share buybacks. Purchase of property, plant and equipment and purchase of intangible assets are deducted from net cash provided by operating activities in calculating free cash flow because these payments are necessary to support the maintenance and investments in our assets to maintain the current asset base.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	55

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Financial performance KPIs (continued)

Operating results of 2025 compared to 2024

Year ended December 31 (€, in millions)	2024%[1]		2025%[1]		% Change
Net system sales	21,768.7	77.0	24,474.3	74.9	12.4
Net service and field option sales	6,494.2	23.0	8,193.0	25.1	26.2
Total net sales	28,262.9	100.0	32,667.3	100.0	15.6

Cost of system sales	(10,406.9)	(36.8)	(11,384.0)	(34.8)	9.4
Cost of service and field option sales	(3,364.0)	(11.9)	(4,025.3)	(12.3)	19.7
Total cost of sales	(13,770.9)	(48.7)	(15,409.3)	(47.2)	11.9

Gross profit	14,492.0	51.3	17,258.0	52.8	19.1

Research and development (R&D) costs	(4,303.7)	(15.2)	(4,698.8)	(14.4)	9.2
Selling, general and administrative (SG&A) costs	(1,165.7)	(4.1)	(1,257.8)	(3.9)	7.9
Income from operations	9,022.6	31.9	11,301.4	34.6	25.3

Interest and other, net	19.8	0.1	104.7	0.3	428.8
Income before income taxes	9,042.4	32.0	11,406.1	34.9	26.1

Income tax expense	(1,680.6)	(5.9)	(2,013.4)	(6.2)	19.8
Income after income taxes	7,361.8	26.0	9,392.7	28.8	27.6

Profit from equity method investments	209.8	0.7	216.7	0.7	3.3
Net income	7,571.6	26.8	9,609.4	29.4	26.9
1.As a percentage of total net sales.

For a comparison of ASML’s operating results for the year ended December 31, 2024, with the year ended
December 31, 2023, please see Financial performance – Performance KPIs – Operating results of 2024 compared with 2023 of ASML’s Annual Report on Form 20-F for the year ended December 31, 2024.

Total net sales
In 2025, total net sales increased by €4.4 billion,
representing a 15.6% year-over-year increase. This
growth was driven by a 12.4% increase in net system
sales and a 26.2% increase in net service and field
option sales compared to 2024.

Total net sales growth (in billions)
In Logic, net sales increased by €2.9 billion, primarily
driven by leading-edge foundry growth in support of
strong AI demand and our customers building capacity
for their next nodes.
In Memory, net sales decreased by €0.2 billion,
primarily reflecting a continuation of high Memory
demand following strong growth in 2024. This momentum
is fueled by investment in high-bandwidth memory and
DDR5 to support AI-related applications, which remain
a key growth driver in the Memory market.
Net service and field option sales increased mainly
due to the growing installed base of systems, higher
levels of lithography tool use for certain customers,
and more NXE field upgrades.
Increase on previous year

15.6%
Net sales

12.4%
Net system sales

26.2%
Net service and field option sales

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	56

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Financial performance KPIs (continued)

Net sales (in billions)
The increase in total net sales was primarily driven by
greater NXE and NXT immersion adoption supported
by leading-edge foundry investments for AI demand,
EXE systems being delivered to and installed at
more customers, and higher service and field option
sales. This was partially offset by a decrease in ArF dry,
KrF and i-line sales volumes. We recognized four EXE
and 44 NXE systems in sales in 2025 compared to two
EXE and 42 NXE systems in 2024. Our system sales
across our DUV technologies decreased from 374 units
in 2024 to 279 in 2025.
The increase in net service and field option sales was
primarily due to the growing installed base, higher levels
of lithography tool use for certain customers and more
NXE field upgrades.

Gross profit (in millions) and gross margin (in %)
Gross profit and gross margin increased, mainly driven
by a favorable NXE product mix and higher net service
and field option sales and margins. These positive effects
on gross margin were partially offset by the dilutive
impact of EXE systems recognized in sales.

Research and development costs (in millions)
R&D costs totaled €4,698.8 million in 2025, up from
€4,303.7 million in 2024. This increase reflects continued
investments across our EUV, DUV and metrology and
inspection systems, and computational lithography, all of
which support the development of our holistic lithography
solutions. In 2025, R&D efforts were primarily focused on:
•Investments in the development of the NXE:3800E and
NXE:3800F systems, and further improving availability
and productivity of our NXE installed base systems.
•Investments in the development of our EXE systems to
support future nodes for both Logic and DRAM customers.
•Continued investment in the next-generation
lithography systems, to increase productivity and
overlay in critical DUV layers (NXT:2150i), increase
productivity in KrF layers (NXT:870B) and make a next
step in cost effectiveness for our i-line customers and
investing in packaging portfolio (XT:260).
•Continued investment in e-beam inspection, e-beam
metrology and YieldStar optical metrology. In addition,
executing our multibeam inspection roadmap and
continuously expanding our investment in the holistic
software applications space.
€4.7 billion
R&D costs
9.2%
Increase in R&D costs
on previous year

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	57

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Financial performance KPIs (continued)

Selling, general and administrative costs (in millions)
Selling, general and administrative (SG&A) costs increased
by 7.9% year-over-year, primarily due to higher average
wages and salaries per FTE, and continued investments
in our Community Partnership Program.

Income taxes (in millions)
The effective tax rate (ETR) decreased to 17.7% in 2025,
compared to 18.6% in 2024. This reduction is primarily
due to a correction for a historic tax position recognized
in 2024 that pertained to multiple years, for which the
underlying tax position has a lower impact in 2025.

Net income and earnings per share
Net income for 2025 amounted to €9,609.4 million,
representing 29.4% of total net sales and €24.73
basic net income per ordinary share. This compares
to €7,571.6 million, or 26.8% of total net sales, and
€19.25 basic net income per ordinary share in 2024.
The increase in basic net income per ordinary share
was primarily driven by higher net income.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	58

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Financial performance KPIs (continued)
Cash flow analysis
We continued to invest significantly in next-generation technologies to secure future growth opportunities.
These investments required substantial cash outflows in net working capital, capital expenditures, and R&D.
At the same time, we remained committed to returning cash to our shareholders through dividends and the share buyback program.

Year ended December 31 (€, in millions)	2024	2025
Cash and cash equivalents, beginning of period	7,004.7	12,735.9

Net cash provided by (used in) operating activities	11,166.2	12,658.5
Net cash provided by (used in) investing activities	(2,609.3)	(3,777.8)
Net cash provided by (used in) financing activities	(2,832.1)	(8,670.5)
Effect of changes in exchange rates on cash	6.4	(30.1)
Net increase (decrease) in cash and cash equivalents	5,731.2	180.1

Cash and cash equivalents, end of period	12,735.9	12,916.0
Short-term investments, end of period	5.4	405.9
Cash and cash equivalents and short-term investments	12,741.3	13,321.9

Purchases of property, plant and equipment and intangible assets	(2,083.1)	(1,631.2)
Free cash flow[1] (Non-GAAP measure)	9,083.1	11,027.3
1.Free cash flow is a non-GAAP measure and is defined as net cash provided by operating activities (2025: €12,658.5 million and 2024:
€11,166.2 million) minus purchase of property, plant and equipment (2025: €1,573.6 million and 2024: €2,067.2 million) and purchase of intangible assets (2025: €57.6 million and 2024: €15.9 million).
Net cash provided by (used in) operating activities
Net cash provided by operating activities increased by €1,492.3 million compared to 2024. This was mainly due to an increase in net income of €2,037.8 million, which is partially offset by an increase in working-capital.
Net cash provided by (used in) investing activities
Net cash used in investing activities increased by €1,168.5 million compared to 2024, primarily due to the €1,302.2 million investment in Mistral in 2025. This was partially offset by a reduction in capital expenditures, with cash outflows for property, plant, and equipment decreasing from €2,067.2 million in 2024 to €1,573.6 million in 2025.
Net cash provided by (used in) financing activities
The net cash used in financing activities increased by €5,838.4 million compared to 2024. This was primarily driven by a €5,450.0 million increase in share repurchases under our share buyback program, the repayment of an outstanding €1,000.0 million bond that was due on December 6, 2025, and a €97.4 million increase in total dividends paid. These outflows were partially offset by the issuance and repayments of Euro Commercial Paper, which generated a net cash inflow of €689.2 million.
As of December 31, 2025, ASML has sufficient capital for the company’s present obligations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	59

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Long-term growth opportunities
Trend information
Looking to 2026, we expect full-year revenue between
€34 billion and €39 billion and gross margin between
51% and 53%.
This outlook has strengthened significantly in the final
months of 2025, mainly due to the anticipated increase
and acceleration of capacity expansion plans by our
advanced Logic and DRAM customers to meet the
strong end-market demand driven by AI.
Looking at market segments, we expect Logic-related
revenues to remain strong and Memory revenues to be
significantly higher compared to 2025.
We anticipate our EUV revenue to be significantly higher,
driven by advanced node ramps. Our non-EUV revenue
is expected to be similar to 2025.
With our net service and field option sales, we expect
another year of growth, primarily due to increasing
service revenue from our growing EUV installed base
and our customers’ plans for productivity upgrades.
We have been preparing for growth, and our capacity
planning is continuing while we work with our supply
chain to support a multi-year ramp.
Our expectations and guidance for the first quarter of
2026 can be summarized as follows:
•Total net sales between €8.2 billion and €8.9 billion
•Gross margin between 51% and 53%
•R&D costs of around €1.2 billion
•SG&A costs of around €0.3 billion.
The trends, expectations and guidance discussed
above are subject to risks and uncertainties.
Read more in Strategic report – Special note regarding forward-
looking statements
Long-term growth opportunity for 20301
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
This translates into an expected overall wafer demand
growth of 780K wafer starts per month per year
(2025-2030), on average. The rise of AI as a leading
end driver also implies a positive mix-shift in the wafer
demand profile from litho spending perspective. We
expect advanced Logic and DRAM to drive further
EUV litho exposures and spending.
For the period from 2025 to 2030, for advanced
Logic, we expect an EUV litho spending CAGR of
10-20% and for DRAM, we expect an EUV litho
spending CAGR of 15-25%.
This expected growth in semiconductor end markets
and increasing lithography spending on future nodes are
expected to fuel demand for our products and services.
1.Long-term growth opportunity for 2030 as presented during our Investor Day in November 2024.
Based on different market and lithography intensity
scenarios, we see an opportunity to achieve 2030 annual
revenue between approximately €44 billion and €60
billion with gross margin between approximately 56%
and 60%.
We expect to continue to return significant amounts
of cash to our shareholders through a combination
of growing dividends and share buybacks.
Read more in Strategic report – Our business – Our
business strategy

Long-term models as presented at 2024 Investor Day

Total sales opportunity (in €bn)	2024 Investor Day
Sales 2030

High scenario

EUV sales	32
Non-EUV sales (lithography and M&I*)	15
Installed base management**	13
Total	60

Moderate scenario

EUV sales	26
Non-EUV sales (lithography and M&I*)	14
Installed base management**	12
Total	52

Low scenario

EUV sales	22
Non-EUV sales (lithography and M&I*)	11
Installed base management**	11
Total	44

* M&I: Metrology and inspection. ** Installed base management equals our net service and field option sales.

Add sensitivity label
Select a label
Non-Business
Public
Confidential
Company Secret
Top Secret
Customer Info

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	60

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk and
security

61	Understanding ASML’s risk management framework
63	How we manage risk
66	Risk factors
74	Information security

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	61

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Understanding ASML’s risk management framework
An Lommers
In this Q&A with An Lommers,
ASML’s Head of Risk, Business
Assurance and Security (RBA&S),
we explore the company’s approach
to risk management in a dynamic
global environment.

Q	Why is it so important for ASML to manage risks?
It is essential for safeguarding our
company’s long-term resilience and success.
By proactively identifying and addressing
potential threats – such as those from
economic shifts, geopolitical changes,
technological advances or regulatory
developments – we can avoid costly
disruptions, avoid non-compliance, protect
our reputation and remain competitive by
staying ahead of the game.
Effective risk management enables better-
informed decisions, fosters greater trust
among our stakeholders, and supports
the ability to identify new opportunities for
growth and innovation. In today’s rapidly
changing global landscape, having strong
risk management practices is what helps us
keep growing and reach our strategic goals.

Q	How does ASML manage its risks at an organizational level?
We have an enterprise risk management
(ERM) framework in place that is designed
to be fully integrated into how we work
every day and how we plan for the future.
We aim to make risk management a natural
part of our business by setting clear
standards, supporting governance, and
looking for ways to get better at managing
risks and meeting compliance requirements.

Q	What is the main purpose of risk management at ASML?
First and foremost, it’s about helping
our company achieve its business objectives
in a responsible way. Our ERM process is
executed continuously, to make sure risk
identification and mitigation are timely and
effective, which enables our leaders to
make best-informed decisions.

Q	Could you explain the structure of the ERM process at ASML?
As Head of RBA&S, I am responsible for the
development and maintenance of our ERM
framework, reporting to the CFO and Audit
Committee. Our approach is systematic – we
follow the ISO 31000:2018 standard, which
includes overseeing security functions and
compliance processes.
We take a mixed approach – our ERM
process merges top-down oversight of
company-wide risks with bottom-up
insights from teams in the organization,
so that risks are identified and managed
at the appropriate levels. We are
continuously looking for ways to improve
this process by learning from the latest
insights and using best practices.

Q	What exactly is the ASML risk universe?
Think of it as a big, consolidated map of
the main risks that could affect our business
goals. It covers 31 risk categories grouped
under the risk types Strategic, Operations,
Finance and reporting and Compliance,
which helps us to provide a consistent
approach for risk assessments across
the company.

Q	How does ASML adapt to new and emerging risks?
Together with
our partners, we
protect ASML and
its stakeholders,
ensuring ASML
can execute
its strategy.”
An Lommers
Head of RBA&S
We continually assess and adjust our
risk responses to align with our risk appetite
and corporate priorities, ensuring we can
respond to a dynamic business environment.
We regularly check in on our risk universe
and keep track of any changes, with the
Compliance, Ethics, Security and Risk
Committee (CESR) reviewing it every quarter.
This way, we are making sure our plans for
handling risk fit with what matters most to
us as a company, so we can react quickly
whenever things shift in our dynamic
business environment.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	62

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Understanding ASML’s risk management framework (continued)
An Lommers

Q	What are examples of risks ASML faces in today’s global landscape?
Our risk landscape is constantly evolving
in response to changes both within the
industry and on the world stage. Geopolitical
volatility, for example, is creating a push
for technological sovereignty, which could
result in a fragmented global ecosystem,
particularly in the semiconductor value chain.
One of our main concerns is that future trade
restrictions – whether pertaining to raw
materials, technology, systems or investments
– may further limit our ability to source critical
parts or to sell and service our systems for
certain customers. Navigating the ever-
evolving landscape of regulations adds to
the challenge of maintaining compliance.

Q	How do economic uncertainties and market volatility impact ASML?
The global economy directly influences
demand in the semiconductor industry,
and consequently, demand for our products
and services. Economic volatility and typical
semiconductor cycles keep us vigilant and
adaptable in our operational planning.

Q	Why is information protection so important for ASML?
Our innovation ecosystem – and our ability to
protect the know-how and intellectual property
that underpin it – are the bedrock of our
leadership in the market. However, there’s
mounting pressure in this area, both for us and
for our open innovation partners. Also, we are
not immune to cyber and other security threats,
which is why we invest heavily in robust
protection and detection measures, and
continuously monitor the risks involved.

Q	What growth challenges is ASML encountering as it looks to the future?
Despite the uncertainties and volatility facing
our industry, the long-term outlook for the
semiconductor market remains robust,
signaling potential growth opportunities
ahead for ASML.
For risk management, these potential growth
opportunities and associated challenges
require a proactive, forward-thinking
approach. We must not only anticipate
and mitigate traditional operational risks,
but also adapt our frameworks to account
for evolving workforce dynamics and supply
chain complexities.
Strengthening our resilience against disruptions
– whether from market fluctuations, talent
shortages or geopolitical events – is an
integral part of our risk management strategy.
This means investing in scenario planning,
diversifying suppliers and developing agile
talent pipelines, with the goal to pursue
growth, while remaining vigilant and prepared
for the risks that accompany it.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	63

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
How we manage risk
ASML manages risks through an enterprise risk management (ERM) framework that integrates risk management into our daily business activities and strategic planning.
Enterprise risk management
ASML’s ERM framework is designed to enable a well-
defined governance structure and a robust ERM process.
The Risk and Business Assurance function drives the
ERM process and associated activities across ASML.
We follow a systematic approach to identify, manage
and monitor risks in pursuit of our business objectives
by setting standards and enabling management to
maintain and continuously improve our governance,
risk management, internal control and compliance.
The framework enables us to identify opportunities
to achieve our objectives and sustainable long-term
value creation.
ERM is a continuous process. Its related activities are
periodically repeated to identify and address risks in a
timely fashion, and ensure outcomes are relevant for
effective decision-making. Our Head of RBA&S reports
to the CFO and Audit Committee and is responsible for
leading the development and maintenance of the ERM
framework and the implementation of the ERM process.
We have adopted the International Organization for
Standardization (ISO) 31000:2018 standard as the basis
for our ERM activities. In addition, the Head of RBA&S
is responsible for leading the security function and for
developing and maintaining the compliance process.

Risk management governance structure

Supervisory Board		Audit Committee

Request to investigate specific risk topics	•Deep dives on selected topics •Risk topics feedback	•Assertion on control effectiveness •Quarterly progress reporting
Board of Management

Compliance, Ethics, Security and Risk Committee (CESR) Risk oversight		Disclosure Committee Internal Control Committee

•Risk appetite •Risk management policy •CESR sub-committees (governance)	•Risk assessment results •Risk response progress •Incidents	•Control effectiveness
Risk owners

Supervisory Board and Audit Committee
The Supervisory Board (SB) provides independent
oversight of management’s response and effectiveness
on critical risk areas. The SB’s Audit Committee provides
independent oversight of the ERM process and timely
follow-up of priority actions based on quarterly
progress updates.
Board of Management
The Board of Management (BoM) is responsible for
managing internal and external risks related to our
business activities and for overseeing compliance
with applicable laws and regulations.
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
Disclosure Committee
The Disclosure Committee is chaired by the Head
of Finance and advises the Company, and its CEO and
CFO in overseeing ASML’s disclosure activities and
compliance with applicable disclosure requirements
arising under Dutch and US law, applicable stock
exchange regulations and other regulatory requirements.
Internal Control Committee
The Internal Control Committee is chaired by the
Corporate Chief Accountant and advises the Disclosure
Committee, CEO and CFO in their assessment of our
internal control over financial reporting and related
disclosures, under section 404 of the Sarbanes-Oxley
Act. The Chair of the Internal Control Committee updates

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	64

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
How we manage risk (continued)
the CEO and CFO on the progress of this assessment.
The Chair also includes this update in the Internal Control
Committee’s report to the Audit Committee.
Risk owners
Risk owners monitor the development of risks across
the ASML risk universe and drive risk response across
ASML according to requirements defined by the CESR.
ASML risk universe
The ASML risk universe is a consolidated overview of
the risks that may have a material adverse impact on
our ability to achieve our business objectives. The risk
universe enables us to have a consistent approach to
risk assessments across ASML. We take into account a
broad range of internal and external information sources
such as macroeconomic and industry trends, relevant
guidelines and legislation, and stakeholders’ needs and
expectations in all areas. The risk universe is updated
based on internal and/or relevant external developments.
ERM process
The ERM process provides a holistic approach
combining business and experts’ perspectives
to identify, evaluate and manage risks at the right
level. We continuously seek to improve it based on
experience, developments and best practices.
The results of risk assessments and the potential
impact of external trends are captured in the ASML
risk landscape. As we operate in a dynamic environment,
risk exposures are subject to change. The ASML risk
landscape is reviewed and updated by the CESR each
quarter. Risk assessments are carried out to assess the
risks in ASML’s risk universe. We define strategies to
address relevant risks and set priorities. Our risk responses aim to mitigate the risks identified in the ASML risk
landscape to the level defined by the risk appetite.
Risk management process

Risk assessment	Risk response

Top-down risk assessment CESR / Risk owners / Emerging risks	Coordination and follow-up Risk owners

Risk identification	Risk landscape	Risk appetite

Risk analysis

Risk evaluation		Risk treatment
Risk universe
Reporting

Bottom-up risk assessment Business	Execution Action owners

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	65

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
How we manage risk (continued)

Risk type
Strategic	Compliance
Operations	Other
Finance and reporting

Overview of risk factors
Risk type	Risk factor
Our future success depends on our ability to respond in a timely manner to commercial and technological developments in the semiconductor industry
The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs
We face intense competition
The semiconductor industry can be cyclical, and we may be adversely affected by any downturn
We derive most of our revenues from the sale of a relatively small number of products
Failure to adequately protect intellectual property could harm our business
Defending against intellectual property claims brought by others could harm our business
We are exposed to economic, geopolitical and other developments in our international operations
We may be unable to make desirable acquisitions, to invest successfully, or to integrate successfully any businesses we acquire
A high percentage of net sales is derived from a few customers
We may not be able to achieve our ESG objectives or adapt and respond in a timely manner to emerging ESG expectations and regulations
We depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees
We may face challenges in managing the industrialization of our products and bringing them to high-volume production
We are highly dependent on the performance of a limited number of critical suppliers of single-source key components
We are dependent on the continued operation of a limited number of manufacturing facilities
Our operations expose us to health, safety and environment risks
Cybersecurity and other security incidents, or disruptions in our processes or technology systems, could materially adversely affect our business operations
We are exposed to risks related to the use of artificial intelligence
We face challenges to meet expected demand
We are exposed to financial risks including liquidity risk, interest rate risk, counterparty credit risk, foreign exchange risk and inflation risk
Changes in taxation could affect our future profitability
We are subject to regulatory and compliance obligations in the various countries where we operate and the complexity of compliance requirements increases
Restrictions on shareholder rights may dilute voting power
We may not declare cash dividends, conduct share buyback programs at all or in any particular amounts in any given year

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	66

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk factors

The risk factors outlined in this section
are categorized into the following types:
Strategic, Operations, Finance and
reporting, Compliance, and Other.
Each of these risks, along with the
associated events described, could have
a material adverse impact on our business,
financial position, operating results,
and reputation. Additionally, there may
be risks currently unknown to us, or risks
we presently consider immaterial, that
could become significant over time.
Some of the factors and events discussed
may have occurred previously. Any such
disclosure does not constitute
a representation that such factors, events,
or contingencies have or have not occurred
in the past; it is provided because their
potential future occurrence could have a
material adverse effect on our business.
Moreover, many of these risks may be
exacerbated by global developments, such
as wars, geopolitical tensions, inflation,
industry downturns, and international
responses – including new regulations
or tariffs – alongside broader adverse
economic and business conditions.
Strategic

Our future success depends on our ability to respond in a timely manner to commercial and technological developments in the semiconductor industry	The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs	We face intense competition

Our ability to develop new technologies and improve existing ones
– across products and services – relies on several key factors.
These include the success of our own and our suppliers’ R&D
efforts, as well as our ability to complete product development and design efficiently and ahead of competitors.
If the technologies we pursue to help customers produce
smaller, more energy-efficient chips are less effective or more costly than those of our competitors, our business could be
negatively impacted. Similarly, if customers choose not to adopt our innovations or shift toward architectures that rely less on lithography, our competitive position may weaken. For instance, the success of our EUV 0.55 NA (High NA) technology – which
we view as essential to advancing Moore’s Law – depends on
continued technical progress by both us and our suppliers.
We invest heavily in developing and launching new and enhanced technologies, products, and services. If these efforts fail, or if customers do not adopt them, or if alternative solutions gain traction, our competitive edge and financial returns may suffer.
This could also lead to impairment charges on capitalized
technologies, including prototypes, or costs related to obsolete inventory – especially as technological complexity increases.
Due to the high complexity and cost of our systems, customers may opt for existing technologies over newer ones, or delay
investments if they are not economically justified or aligned with their product cycles.
Moreover, global economic conditions and fluctuations in the semiconductor market influence customer investment decisions, creating uncertainty around the timing and demand for new
systems. This can slow the overall transition to new nodes
and technologies.
Finally, we rely on our suppliers to maintain their development roadmaps. Any delays – whether due to technical challenges,
financial constraints, or other factors – can hinder our ability to meet our own development timelines.

As our products become more complex, the cost and time
required to develop new products and technologies continue to rise – a trend we expect to persist. Developing new technologies demands substantial R&D investments from both ASML and our
suppliers. Suppliers may be unable or unwilling to commit the necessary resources for continued (co-)development, which has led and can continue to lead to ASML funding these R&D efforts or limiting our own investment capacity.
If our R&D initiatives fail to deliver the desired technologies on time or at all, we may struggle to launch new products, services, or innovations – and risk not recovering our R&D expenditures.
Additionally, during periods of high customer demand, we may need to prioritize production over R&D activities which may hinder the advancement or success of new product introductions.

The semiconductor equipment industry is highly competitive.
Our competitiveness depends on our ability to develop new and enhanced products and services that bring value to our customers and are competitively priced and introduced on a timely basis – as well as our ability to protect and defend our intellectual property, trade secrets or other proprietary information.
We compete primarily with Canon and Nikon in respect of DUV
systems. Both have substantial financial resources and broad patent portfolios. Each continues to offer products that compete directly with our DUV systems, which may impact our sales or business. In addition, adverse market conditions, long-term
overcapacity or a decrease in the value of the Japanese yen in relation to the euro have increased and could continue to increase price-based competition, resulting in lower prices and lower sales and margins.
We also face competition from new competitors with substantial financial resources, as well as from those driven by the ambition of self-sufficiency in the geopolitical context. Furthermore, we may face competition from alternative technological solutions or semiconductor manufacturing processes.
We also compete with providers of applications that support or enhance complex patterning solutions, such as Applied Materials
Inc. and KLA-Tencor Corporation. These applications compete
with our offerings, which is a significant part of our business.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	67

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk factors (continued)

Strategic (continued)

The semiconductor industry can be cyclical, and we may be adversely affected by any downturn	We derive most of our revenues from the sale of a relatively small number of products	Failure to adequately protect intellectual property could harm our business

The semiconductor industry has historically been cyclical. As a supplier to the global semiconductor industry, we are subject to its business cycles. The timing, duration and volatility are difficult to predict and can have a significant impact on semiconductor equipment manufacturers including ASML. Newer entrants to the industry, including Chinese semiconductor manufacturers, could increase the risk of cyclicality in the future. Certain key end-market customers – Logic and Memory – exhibit different levels of
cyclicality and different business cycles. Cyclicality may be worsened by the geopolitical situation – for example, if countries increase semiconductor capacity for higher levels of self-
sufficiency, thereby creating global overcapacity.
Sales of our lithography systems, services and other holistic lithography products depend in large part on the level of capital expenditures by semiconductor manufacturers. These in turn
are influenced by industry cycles, the drive for technological sovereignty and a range of competitive and other factors, including semiconductor industry conditions and prospects. The timing and magnitude of capital expenditures of our customers also impact the available production capacity of the industry to produce chips, which can lead to imbalances in the supply and demand.
Reductions or delays in capital expenditures by our customers, or incorrect assumptions by us about our customers’ capital
expenditures, could adversely impact our business.
We make various assumptions about future demand in our
financial models and our capital expenditures and planning for production capacity. To the extent that actual results prove to be materially different from our assumptions, we may have
overcapacity, capacity constraints, or may have allocated capital expenditure and resources to make products that are not in demand by customers (at the expense of products that are in demand)
and our actual results could differ substantially from those implied by our financial models.

Capital expenditures by our customers may not continue at
current levels and may decline. Capital expenditures by some customers have declined compared to prior years and we have
experienced changes in timing of orders from certain customers, and we are subject to uncertainty in future customer demand.
The global economic environment, including inflation, interest rates and geopolitical events, contributes to this uncertainty.
An uncertain global economy frequently leads to reduced consumer and business spending, and could cause our customers to decrease, cancel or delay their orders – and we have experienced customers scaling back their capacity additions. High interest rates and volatility in financial markets could make it more difficult for our customers to raise capital, whether debt or equity, to finance their purchases of equipment, including the products we sell.
The foregoing could lead to reduced demand, which may
adversely affect our product sales and revenues and may
harm our business and operating results.
As we have significantly increased our organization in previous years in terms of employees, infrastructure, manufacturing capacity and other areas, it would be difficult to adjust our costs adequately in a timely manner in the event of an industry downturn.
If we are unable to adapt appropriately and in a timely manner to changes resulting from macroeconomic conditions, our business, financial conditions or results of operations may be materially and adversely affected.

We derive most of our revenues from the sale of a relatively small number of lithography systems (327 units in 2025, 418 units in
2024 and 449 units in 2023). As a result, the timing of shipments and recognition of system sales for a particular reporting period, as a result of shipment delays or other factors, may have a material impact on our results of operations in that period, and this impact is greater as prices for our systems increase. In recent years, we have used fast shipments for some customers, which allows us to deliver systems more quickly by having some final testing and formal acceptance carried out on customer sites instead of at our own facilities. This typically leads to a delay of revenue recognition for those shipments until formal customer acceptance, which can impact comparability of our results of operations from period to period.
In addition, our installed base revenues are impacted by the number of systems we sell, and other factors; for example,
customers may perform more of these services themselves,
find other third-party suppliers to provide them, or we may be limited by export control restrictions.

We rely on intellectual property (IP) rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk of such protective measures proving inadequate and we could suffer material harm because, among other matters:
1.IP laws may not sufficiently support our proprietary rights or may change adversely in the future.
2.Our agreements (e.g. confidentiality, licensing) with our
customers, employees and technology development partners
and others to protect our IP may not provide sufficient
protection or may be breached or terminated.
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
We have experienced and may in the future experience
misappropriation attacks by third parties or our employees,
including theft of IP. Such incidents may result in third parties or others, without authorization, obtaining, copying, using or disclosing our IP, despite our efforts to protect our rights.
Our suppliers face similar risks which could have a
consequential impact on us.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	68

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk factors (continued)

Strategic (continued)

Defending against intellectual property claims brought by others could harm our business	We are exposed to economic, geopolitical and other developments in our international operations.	We may be unable to make desirable acquisitions, to invest successfully, or to integrate successfully any businesses we acquire

In the course of our business, we have been and may be subject to claims by third parties alleging that our products or processes infringe upon their IP rights. If successful, such claims could limit or prohibit us from developing our technology, and manufacturing and selling our products.
Our customers may also be subject to claims of infringement
from third parties, including patent-holder companies, alleging that our products used by such customers in the manufacturing of semiconductor products and/or the processes relating to the use of our products infringe on one or more patents issued to such third parties. If such claims are successful, we could be required to indemnify our customers for losses incurred by or damages assessed against them as a result of such infringement.
We may incur substantial licensing or settlement costs to settle claims or limit our exposure to the IP claims of third parties.
Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for substantial costs and diverting the attention of key management and technical
personnel. Potential adverse outcomes from patent litigation may include payment of significant monetary damages, injunctive relief prohibiting our manufacturing, exporting or selling of products, reputational damage and/or settlement involving significant
payments by us.

Our business is subject to a range of export control restrictions, sanctions, tariffs, and broader international trade regulations that affect our ability to deliver systems, technology, and services.
Geopolitical tensions have already led – and may continue to lead –
to an increase in such restrictions. For example, deliveries to certain countries, such as China, have been increasingly impacted by export regulations, which impose requirements to obtain specific licenses and approvals. Specifically, under Dutch, US and other applicable laws, we are required to secure export licenses for
EUV systems, specific DUV immersion systems, and some of
our other products.
In addition, the US government has implemented trade measures that include license requirements for transacting with certain
Chinese entities. These include license requirements for the sale or transfer of US-origin items, as well as limitations on support by US persons for non-US origin items destined for advanced-node fabs in China. These measures have restricted, and may continue to restrict, our ability to supply specific products and services, as we do not control the licensing process or approval criteria. The scope and list of restricted entities remain subject to change and may be further expanded. Further, obtaining US licenses to authorize foreign nationals to work on programs involving controlled US items has become increasingly difficult in recent years.
A significant number of our customers and suppliers are located outside of the US. Rise in tariffs increase our costs for importing materials, parts and components and can negatively impact our margins and reduce our competitiveness. Tariffs also increase the cost for customers of importing our products, which could harm customer demand for our products.
ASML is also subject to export control regulations in jurisdictions outside the EU and US. Developments in multilateral and bilateral treaties, national regulations, and trade, security, and investment policies have already impacted – and may continue to impact – our operations, as well as those of our suppliers and customers.

These developments, as well as a global push for technological sovereignty, may lead to long-term shifts in global trade dynamics, competition, and technology supply chains, which could potentially affect our business and growth prospects. Customers in China represented 29.1% of our 2025 total net sales and 36.1% of our
2024 net sales. Countries affected by export control restrictions may also introduce countermeasures, which could result in
conflicting regulations and legal liabilities.
The semiconductor industry relies on raw materials that are controlled by specific countries. In the current geopolitical climate, the risk of these materials becoming restricted or unavailable is increasing, which could affect our suppliers, customers, and ASML directly. For example, China has imposed or issued directives to impose various export controls on its products including certain minerals.
Geopolitical instability and potential nationalization of assets also poses risks to our business. For instance, several of our facilities, supply chain partners, and customers are located in Taiwan, which has a unique international political status. Changes in cross-strait relations, Taiwanese government policies, or broader political, economic, or social developments could affect our ability to serve customers in Taiwan – who represented 25.5% of our 2025 total net sales and 15.4% of our 2024 total net sales.
Similarly, we have operations and customers in South Korea.
A deterioration in relations with North Korea or the outbreak of conflict could disrupt our ability to serve such customers. Customers in South Korea represented 25.0% of our 2025 total net sales and 22.7% of our 2024 total net sales.
A limited portion of our suppliers, customers, and support teams are based in Israel. Regional tensions have had limited impact but could further impact our business operations.
We also plan to initiate sales and support operations in countries where ASML does not currently have such operations, such as
India. As we expand into new markets, risks related to matters such as regulatory compliance, intellectual property protection, political and infrastructure challenges, talent acquisition and cultural and social differences may be further amplified.

From time to time, we may acquire or make investments in
businesses, business lines or technologies to complement,
enhance, or expand our existing operations and product portfolio, or to pursue strategic growth opportunities. However, these
transactions may not always deliver the expected financial or strategic benefits and could disrupt our operations or hinder our performance.
Even when transactions are finalized, integrating the acquired business or technology can present significant risks – including difficulties in aligning operations, retaining key talent, and merging systems, processes, and cultures.
Acquisitions and investments may also place additional strain on our management and operational resources, potentially diverting attention from core business activities. Furthermore, acquired entities may have compliance gaps or liabilities that are not immediately apparent, and their existing controls may not meet our standards.
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
Additionally, acquisitions and investments often result in the recognition of goodwill and intangible assets. These must be reviewed periodically for impairment under accounting standards.
If impairment indicators arise, we may be required to adjust asset valuations and record impairment charges, which could negatively impact our financial results.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	69

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk factors (continued)

Strategic (continued)		Operations

A high percentage of net sales is derived from a few customers	We may not be able to achieve our ESG objectives or adapt and respond in a timely manner to emerging ESG expectations and regulations	We depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees

We sell our lithography systems to a relatively small number of customers, making our business vulnerable to customer
concentration risk. The loss of any major customer, or a
significant reduction or delay in their orders, could materially impact our financial performance. This risk is heightened by ongoing consolidation within the semiconductor manufacturing industry.
Although our metrology and inspection systems and computational lithography are contributing an increasing share of revenue, many of these customers overlap with those purchasing our lithography systems. As a result, while the ranking of our largest customers may shift year to year, our sales remain concentrated among a limited group.
Total net sales to our largest customer amounted to
€7,796.7 million, or 23.9% of total net sales in 2025, compared with €4,682.4 million, or 16.6% of total net sales in 2024. In 2025,
38.0% of total net sales were made to our two largest customers.
The loss of any key customer, or a substantial change in their purchasing behavior, could have a material adverse effect on our business, financial condition, and operating results.

Companies are under growing scrutiny regarding their ESG
policies and practices. A wide range of stakeholders – including, but not limited to, investors, capital providers, shareholder advocacy groups, market participants, customers, suppliers,
regulators and local communities – are increasingly focused on
ESG-related issues. In certain jurisdictions where we operate, there is heightened attention on making positive contributions to society and minimizing negative environmental and social impacts throughout the entire product lifecycle.
Not all stakeholders may agree or align with our ESG goals
and initiatives, and stakeholder expectations may shift over time. Regulatory bodies and governments across the different jurisdictions in which we operate may also hold conflicting views on ESG practices and standards. Failing to meet our ESG
objectives or to respond effectively to evolving or conflicting stakeholder expectations, regulations, practices and disclosure requirements could harm our brand and reputation, hinder our ability to attract and retain talent, increase costs, cause lower sales, and negatively impact our operations and growth ambitions.
Our ESG sustainability strategy may not achieve the intended results, and our estimates concerning the feasibility, timing and cost of meeting stated goals are subject to risks and uncertainties.
We use offsets to help us meet some of our emissions targets.
Our ability to meet our ESG goals could be hindered by for instance the availability of offsets at commercially reasonable terms.
The complexity of our technology and products may also limit our ability to achieve certain aspects of our ESG goals – which also depends heavily on our suppliers’ ability to reduce their ecological footprints and on our customers’ ability to source renewable electricity. If they fall short, we may not meet our targets. Similarly, achieving our ESG goals depends on governments delivering on their stated ambitions on decarbonization. Finally, customer satisfaction with our ESG progress can influence demand.

The shift toward a low-carbon and circular economy, including the reduction and abandonment of toxic materials, has led to increased regulation, which may require changes to product
designs, impose technology restrictions, raise costs, and introduce carbon taxes or pollution controls and may also result in supply chain interruptions if we are not able to adapt in time. New laws and regulations driven by environmental and social concerns may affect us, our suppliers, and our customers, potentially resulting in higher compliance costs and indirect costs across our value chain.
The regulatory landscape for ESG disclosure requirements
continues to evolve, potentially leading to non-compliance,
inconsistencies in data, incorrect ESG disclosures, and
increased scrutiny. This could lead to potential fines, litigation, and/or reputational damage.
Read more in Sustainability statements – General disclosures –
Impact, risk and opportunity management

Our business depends significantly on our ability to attract and retain employees in the long term, including a large number of highly qualified professionals.
Our R&D programs, in particular, require a substantial number of skilled employees. If we are unable to recruit, develop, and retain enough qualified personnel, our ability to execute R&D effectively and on schedule may be compromised.
Due to the unique and complex nature of our technology,
engineers with the necessary expertise are scarce and typically not available from other industries. We invest heavily in training our employees to work with our systems, making their retention a critical factor in our success. The increasing complexity of our products also means that new and existing employees face
longer learning curves.
Our suppliers face similar challenges in attracting and retaining qualified talent, particularly for programs that support our R&D and technology development. If they are unable to maintain the necessary workforce, it could impact their technology roadmaps and, in turn, affect our R&D efforts and timely delivery of components.
The growth of our organization, driven by strong customer demand, has placed pressure on our ability to effectively manage our people, facilities, operations, and resources. If we are unable to address these challenges successfully, it could negatively impact our operational performance and our reputation as an employer.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	70

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk factors (continued)

Operations (continued)

We may face challenges in managing the industrialization of our products and bringing them to high-volume production	We are highly dependent on the performance of a limited number of critical suppliers of single-source key components	We are dependent on the continued operation of a limited number of manufacturing facilities

Successfully bringing new products to high-volume production at a value-based price and in a cost-efficient manner depends on our ability to manage product industrialization and control costs.
Customer adoption is closely tied to product performance in the field. As our systems become more complex, the risk increases that products may not meet development milestones, specifications, or quality standards. If performance or quality falls short – particularly in areas such as wafer capacity – demand may decline and
additional costs may arise.
Scaling newly developed products to full production requires significant infrastructure expansion, including enhanced manufacturing capabilities, increased component supply, and training of qualified personnel. It may also require suppliers to scale their operations.
If we or our suppliers are unable to adapt accordingly, we may face delays or limitations in introducing new technologies, products, or enhancements, or in achieving high-volume production.
Even when industrialization is successful, reaching profitable margins can take years. New technologies may not yield the same margins as existing ones, and we may face challenges in adjusting pricing and cost structures effectively. Additionally, new product introductions can impact liquidity, as longer cycle times increase working capital requirements. The growing complexity of our products also demands greater upfront investment, and delays in revenue recognition can negatively affect our cost structure and margins.
Furthermore, the increasing number of EUV systems in the field requires expanded customer support capabilities. The ability to efficiently manage shipments, maintenance, servicing, and
upgrades is critical to ensuring continued system productivity.
Any constraints in these areas could affect delivery timelines and operational performance.

We depend on third-party vendors for the components and
subassemblies used in our systems, including their design. Many of these parts are single-sourced or supplied by a limited number of vendors. As our business has grown, so has our reliance on single suppliers – particularly due to the highly specialized nature of many components. This is especially true for EUV systems, where the complexity and uniqueness of parts often make multi-
sourcing economically impractical.
In many cases, our sourcing strategy follows the principle of
“single sourcing, dual competence”. However, relying on a limited group of suppliers introduces several risks – including potential shortages, delays in obtaining components at acceptable costs, and reduced control over pricing and quality. Supply disruptions may arise from various causes, such as labor strikes, fires, energy shortages, infrastructure access, pandemics, flooding, cyberattacks, blockades, sabotage, or other natural or man-made disasters.
Such disruptions can delay the delivery of parts and subassemblies, which in turn may delay our product shipments and negatively impact our business.
For example, some suppliers have faced operational disruptions due to (raw) material shortages and cyberattacks. Persistent delays or an inability to secure timely deliveries – or any other circumstance that requires us to find alternative sources – could significantly hinder our ability to meet customer demand, damaging
relationships and materially impacting our business.
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

Occasionally, we experience supply constraints that affect
production. Both we and our suppliers continue to invest in
expanding capacity, but we may still fall short of meeting full customer demand. Conversely, if demand decreases or fails to match our increased capacity, we risk overcapacity, leading to higher costs and potential losses on those investments.
Additionally, most of our key suppliers, including Carl Zeiss
SMT, operate a limited number of manufacturing facilities.
Any disruption at these sites could significantly impact our production. As our products become more complex, lead times
for components have increased. Inaccurate demand forecasting or shipment delays can result in insufficient supply, delaying system deliveries and limiting our responsiveness to market
changes. On the other hand, overestimating demand could lead to excess inventory and obsolescence.
We also rely on suppliers to develop new models and products aligned with our technology roadmap. If they fail to meet our specifications or timelines, our business could be adversely affected.
Historically, we shipped systems by air, but have recently begun using ocean freight for some deliveries. This shift introduces new risks, such as delays, defects, or damage during transit.

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
Climate change is contributing to more frequent and severe
weather events, rising sea levels, and droughts, all of which pose risks to our operational continuity and supply chain resilience.
We do not fully insure our risk exposure, and not all disasters, other potential disruptions and risks are insurable. As a result, we may be subject to the financial impact of uninsured losses, which could have an adverse impact on our financial condition and results of operations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	71

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk factors (continued)

Operations (continued)

Our operations expose us to health, safety and environment risks	Cybersecurity and other security incidents, or disruptions in our processes or technology systems, could materially adversely affect our business operations	We are exposed to risks related to the use of artificial intelligence

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
Non-compliance with these regulations could lead to harm to
individuals and the environment, and may result in substantial fines, production halts, changes to our manufacturing and testing processes, reputational damage, and restrictions on our
operations or sales.
As our products become increasingly complex, we continue to
invest in risk assessments and the development of preventive and protective measures to safeguard the health and safety of both our employees (during production, installation, and service activities)
and those of our customers (during system operation). However, these measures may not fully eliminate all risks. A failure to comply with applicable regulations could expose us to significant liabilities and adversely affect our business.

We depend heavily on the accuracy, availability, and security of our information technology (IT) and operational technology
(OT) systems. While we have implemented various safeguards,
including cybersecurity measures, our systems remain vulnerable to breaches or damage caused by malware, cyberattacks, natural and man-made disasters, human error, or unauthorized physical or electronic access. We have encountered such incidents in the past.
As ASML’s prominence in the semiconductor industry grows,
so does the likelihood of being targeted in security attacks.
Cyberattacks targeting our IT and OT infrastructure – as well as those of our customers, suppliers, and service providers – are increasing in frequency and sophistication. These attacks include malware, unauthorized attempts to access data, and other security breaches. Such incidents can disrupt critical systems and lead to the unauthorized release, corruption, or loss of confidential information, including data related to our customers, employees, and suppliers. Emerging technologies like AI and quantum computing may further enable advanced cyber threats or circumvent existing security protocols. Cybersecurity threats continue to evolve, and we remain exposed to both known and unknown risks. In some cases, we or our stakeholders may be unaware of an incident or its full impact. There is also a risk that our products could inadvertently expose customers to cyber threats, which could
harm their operations.
We rely on our employees and those of our suppliers and
partners to classify and handle sensitive data responsibly, to deploy our assets securely and to provide access on a need-to-know basis. However, inadvertent actions or misconduct by these
individuals have led – and may continue to lead – to unauthorized access, data breaches, theft, system interruptions, or loss of information. These insider risk events can result in competitive disadvantages, violations of export controls and other regulations, and may expose us to fines, penalties, reputational damage, and increased regulatory scrutiny.

Any system failure, accident or security breach or any other of the foregoing risks could result in business disruption, theft of our IP or trade secrets, unauthorized access to, or disclosure of, customer, employee, supplier or other confidential information, corruption of our data or of our systems, reputational damage or litigation, and violation of applicable laws.
Furthermore, malware may harm our products and could be
inadvertently transmitted to our customers’ systems and operations.
This could result in loss of customers, litigation, regulatory investigation and proceedings that could expose us to civil or criminal liabilities and diversion of significant management attention and resources.
We may incur substantial costs to recover from such incidents, including rebuilding systems, enhancing security measures,
modifying products and services, defending against legal claims, and responding to regulatory actions. We are also dependent on our strategic IT suppliers to recover from disruptions or attacks.
Despite these efforts, remediation may not be fully effective and could result in service interruptions, negative publicity, customer dissatisfaction, and loss of business.
Additionally, our processes and systems may struggle to keep pace with our growth. From time to time, we implement updates to our IT systems and software which can disrupt or shut down our
IT systems. We may not be able to successfully launch or migrate
IT systems as planned without disruption to our operations – for example, our planned ERP migration.
Our organization increasingly relies on a limited number of cloud service providers and third-party IT services to support critical operations, data storage, and infrastructure. This creates a concentration risk, where disruptions affecting one provider can have widespread operational, financial, and reputational consequences. Additionally, dependency on other IT services, such as identity management, networking, software platforms, and interfaces, can compound this risk. Key concerns include operational disruptions, vendor lock-in, regulatory and compliance challenges, integration complexity and security vulnerabilities, including shared infrastructure risks.

We are increasingly integrating artificial intelligence (AI) into our technology development, business operations, and the products and services we offer. While AI presents significant opportunities, it also introduces a range of complex and rapidly evolving risks –
including competitive, legal, regulatory, operational, and
ethical challenges.
We may fail to implement AI in a timely and effective manner.
AI can be costly, and there is no assurance that it will improve our technologies, enhance our operations, or result in products and services that resonate with our customers. Competitors may
adopt more effective AI strategies, potentially providing
competitive advantage.
AI systems can also be vulnerable to flaws in algorithms, training methods, or datasets, which may contain irrelevant, insufficient, or biased information. These issues can result in unintended or inaccurate outputs, legal liabilities, reputational damage, and material harm to our business.
The adoption of AI technologies may introduce several risks, including potential loss, infringement, or misappropriation of intellectual property, as well as concerns related to data privacy and cybersecurity. Additional security challenges may arise, such as managing contextual access and defining the scope of actions permitted for AI agents. Furthermore, ethical considerations surrounding AI could impact market acceptance and potentially reduce demand for our products and services.
Governments are actively developing laws and regulations related to AI. Compliance with these evolving requirements may increase operational costs and restrict how we use AI in our products and services. Any actual or perceived failure to meet these standards could lead to legal consequences, reputational harm, or other adverse impacts on our business.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	72

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk factors (continued)

Operations (continued)	Finance and reporting

We face challenges to meet expected demand	We are exposed to financial risks including liquidity risk, interest rate risk, counterparty credit risk, foreign exchange risk and inflation risk	Changes in taxation could affect our future profitability

We are continuing to increase production capacity in our end-to-
end supply chain to meet future demand, but we face challenges in increasing capacity. For example, we depend on our suppliers increasing their capacity and their ability to invest, and it takes time to build the production space and equipment required for expansion. We and our supply chain also need to obtain permits to make expansion possible, and the time it takes for these to be granted may cause delays.
It is a challenge for ASML and its suppliers to hire and retain employees to support expansion. Our processes and systems
and those of our supply chain may also not be able to adequately support our growth. If we are not successful in increasing our capacity to meet future demand, this could impact our relationships with customers and our competitive position.
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
We are particularly exposed to fluctuations in the exchange rates between the US dollar, the Japanese yen, the South Korean won, the Taiwanese dollar and the Chinese yuan, in relation to the euro.
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
Counterparty credit risk
We are exposed to credit risk, particularly with respect to (financial)
counterparties with whom we hold our cash and investments, as well as our customers and, in some instances, to suppliers. As a result of our limited number of customers, counterparty credit risk on our receivables is concentrated. Our three largest customers
(based on total net sales) accounted for €1,294.2 million, or 35.4%
of accounts receivable and finance receivables, at December 31,
2025, compared with €2,641.9 million, or 54.1%, at December 31,
2024. Accordingly, business failure or insolvency of one of our main customers could result in significant credit losses.

We are subject to income taxes in the Netherlands and other
countries in which we operate. Our effective tax rate has fluctuated in the past and may do so in the future.
Our effective tax rate can be affected by changes in our business environment, changes in tax legislation in the countries where we operate, developments driven by global organizations such as the
Organisation for Economic Co-operation and Development (OECD), and any change in approach to tax by tax authorities. Initiatives like the BEPS and Global Minimum Tax rules have already resulted in and may result in further increased compliance obligations for
ASML. This may result in an increase in our effective tax rate in future years.
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	73

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Risk factors (continued)

Compliance	Other

We are subject to regulatory and compliance obligations in the various countries where we operate and the complexity of compliance requirements increases	Restrictions on shareholder rights may dilute voting power	We may not declare cash dividends, conduct share buybacks at all or in any particular amounts in any given year

We are subject to a variety of laws and regulations across the jurisdictions where we operate, including but not limited to those relating to trade, national security, tax, export controls including licensing or authorization requirements, reporting, product
compliance, anti-corruption, antitrust, foreign direct investment,
ESG, human rights, data protection, AI technologies, spatial planning, environmental matters, workplace safety regulations, securities laws and stock exchange rules. With the significant growth of our business in recent years, ensuring compliance
with laws and regulations and our internal policies across our continually expanding organization has become more challenging.
We face the risk that, despite our significant efforts and proactive approach to compliance, we may fail to comply with such laws, regulations or policies.
We operate in a significant and growing number of countries in the world, and we are therefore subject to numerous and differing, and sometimes conflicting, regulatory frameworks, which can
impact how we operate our business. In particular, the regulatory environment regarding export and sanctions has become
increasingly restrictive, and, as a result, our ability to sell some of our products and services to certain customers is subject to restrictions and requires government authorization, which can lead to delays in or a prohibition on shipments of products to certain customers.

Laws and regulations that impact our business are regularly
amended and we are subject to new laws and regulations. We
are also subject to the changing interpretations by and positioning of regulators, including in the granting of required licenses to ship products as well as in investigations and enforcement. Additional or amended regulations or changes in policies of governments and regulators could increase compliance costs and risks associated with non-compliance, or could impact our manufacturing or
distribution processes or location of sales and where and to whom we can deliver and service our products and services, and could affect the timing of product introductions, the cost of our
production, and products themselves as well as their commercial success in each market in which we operate.
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
Compliance with existing and new regulations can result in
compliance costs, increased risk of non-compliance and limitations on our business, which can impact our results of operations.
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	74

At a glance	Q&A with the CEO	Our business	Financial performance	Risk and security
Information security
We believe ASML’s competitive
edge is grounded in knowledge
and IP built over decades. While
this expertise is developed
collaboratively by our people
and our thriving ecosystem of
suppliers, partners, customers
and knowledge institutions, we
aim to ensure it is systematically
captured, documented and
protected to maintain our
industry leadership.
Our innovation ecosystem is largely based
on the exchange of ideas and insights, which
makes the protection of knowledge a challenge,
but also makes it difficult for others to replicate
our work. This knowledge is captured in our
information management infrastructure.
Our prime objective is to protect the integrity
and confidentiality of our critical information
and data while ensuring continuity of our
operations. This should be embedded in
our processes, people and infrastructure.
However, as we innovate and collaborate
together, our partners inevitably need access
to some parts of our systems’ infrastructure.
We aim to enable this in a secure way, with
best-in-class security functions deployed
across our infrastructure to manage security
threats and risks.
We are also confronted with EU laws such as
the NIS2 Directive and the Cyber Resilience
Act (CRA), and with Cyber Incident Reporting
for Critical Infrastructure (Cybersecurity and
Infrastructure Security Agency) in the US,
which highlight regulations seeking to ensure
critical infrastructure organizations are
securing themselves effectively.
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
In 2025, as far as we are aware, ASML had
zero incidents with a material impact.
Read more in Strategic report – Risk and security –
Risk factors – Cybersecurity and other security
incidents, or disruptions in our processes or
technology systems, could materially adversely
affect our business operations
How we manage information security
We have a dedicated Security function to
ensure we properly manage all security risks.
The security risk assessment process, which
includes cybersecurity, sits within our
ERM process and follows our governance
structure, with the Security Committee as
a sub-committee of the CESR, which acts
as the oversight committee mandated
by the BoM.
The three layers of our security governance
framework are:
1.The Security Committee: Oversees and
promotes the integration of security risk
management methodologies and related
controls in ASML’s business processes.
The Security Committee reports into
the CESR.
2.The Security Function Management
team: Monitors the implementation and
execution of security risk management
methodologies and related controls in
ASML’s business processes.
3.The Security Expert team: Determines
the risk and control strategies and
generates input for tactical plans by
providing content expertise and
setting requirements.
This governance framework enables cross-
disciplinary alignment through structured
meetings and ensures integration throughout
our broader risk management profile.
Alongside evaluation by our Internal Audit
department, we have engaged several third
parties to evaluate our security capabilities
and maturity and provide both expertise
and resources to assist in identifying and
managing material cybersecurity risks. Some
examples of these engagements include
external validation of security management
systems, capability assessments, red-teaming,
penetration testing and tabletop exercises.
The Security function led by the Chief
Information Security Officer (CISO)
monitors risk prevention, detection,
mitigation and remediation processes
related to cybersecurity, and regularly
reports to the Security Governance and to
the Audit Committee. We have implemented
processes to identify and respond to
cybersecurity threats intended to comply
with standards set by the International
Organization for Standardization (ISO 27002),
International Society of Automation (ISA/
IEC 62443) and US National Institute
of Standards and Technology (NIST
Cybersecurity Framework). We have a
dedicated team that works to increase
our strength and maturity and minimize
exploitable vulnerabilities by monitoring
threats, assessing our vulnerability and
defining incident responses.
The central security organization was
set up to define the policies, procedures
and adherence to these policies in a
second-line role, coordinated closely with
the security representatives in the business.
It also delivers operational services to the
ASML organization via the Security Operations
Center (SOC). In case of incidents, the SOC
is to be the central point for dealing with
these incidents effectively.
In the event of a possible material cybersecurity
incident, the Corporate Crisis Management
team (CCMT) verifies the assessment and
proposed response. The CCMT is chaired
by the Chief Operations Officer, who reports
out to the BoM on the proposed response.
A dedicated governance structure is in place
to deal with a crisis situation effectively.
The CISO coordinates the response as a
second line of responsibility, along with
the security teams in the business.
Third-party cybersecurity risks
In order to both oversee and identify risks
from cybersecurity threats associated with
our use of third parties, all of our providers
are required to comply with our ASML
Security Controls (part of the Supplier
Security Policy). We assess and monitor
providers using a risk-based approach
based on ISO 27002, ISA/IEC 62443 and
NIST Cybersecurity Framework. We also
have a dedicated team to deploy procedures
to increase our resistance strength and
minimize vulnerabilities by monitoring
threats, assessing our vulnerability through
testing, and defining responses.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	75

Corporate governance	Supervisory Board report	Remuneration report
Corporate
governance

76	Corporate governance at a glance
78	Board of Management
80	Supervisory Board
83	Other Board-related matters
85	AGM and share capital
88	Financial reporting and audit
90	Compliance with corporate governance requirements

Supervisory Board report
91	In conversation with the Chair of the Supervisory Board
94	Supervisory Board focus in 2025
98	Meetings and attendance
99	Composition and skills
101	Evaluation
102	Supervisory Board committees
112	Financial statements and profit allocation

Remuneration report
113	In conversation with the Chair of the Remuneration Committee
115	Board of Management remuneration at a glance
117	Remuneration Committee
119	Board of Management remuneration
134	Supervisory Board remuneration
137	Other information

Customers
Employees
Suppliers
Shareholders
Society

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	76

Corporate governance	Supervisory Board report	Remuneration report
Corporate governance at a glance
Upholding strong corporate governance to drive long-term sustainable value creation.

OVERVIEW

These pages provide an overview of and a brief introduction to the Corporate governance section of our Annual Report.

I am confident that our new management team and continued focus on technological leadership will secure our long-term success.”
Nils Andersen
Chair of the Supervisory Board

Supervisory Board skills

International management	89%
Finance/governance	78%
Remuneration	78%
Human resources	100%
IT/digital/cyber	67%
ESG	100%
Semiconductor ecosystem	56%
Technology	44%
Supply chain	78%
Business in Asia	89%

Stakeholders
We regularly engage with our stakeholders
to understand the impact we have on them,
and their needs and expectations.

Read more on page 44 >

Remuneration

Our Board of Management Remuneration Policy is designed to fairly incentivize the delivery of our strategic business priorities and create sustainable long-term value.

Read more on page 99 >

2025 strategic priorities

1	Deepen customer trust

2	Extend our technology and holistic product leadership

3	Strengthen ecosystem relationships

4	Create an exceptional workplace

5	Drive operational excellence

6	Deliver on ESG sustainability

Read more on page 115 >

Supervisory Board diversity, nationality and tenure

56%	44%	4.1
Men	Women	Years average tenure
		(2024: 4.2)
Read more on page 94 >

Dutch	x2

German	x1

American	x2

British	x1

Danish	x1

Belgian	x2

Supervisory
Board
nationality

Board of Management (€’000s)
Christophe D. Fouquet			€7,021
Frédéric J.M. Schneider-Maunoury			€4,366
Roger J.M. Dassen			€4,350
Wayne R. Allan			€4,463
James (Jim) P. Koonmen			€4,083

Base salary and benefit	STI	LTI

Read more on page 128 >

Supervisory Board attendance

Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee	ESG Committee
98%	100%	100%	100%	100%	100%

Read more on page 98 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	77

Corporate governance	Supervisory Board report	Remuneration report
Corporate governance
We endorse the importance of good
corporate governance – of which
independence, accountability and
transparency are the most significant
elements. These are also the elements
on which we can build a relationship
of trust with our stakeholders.
ASML Holding N.V. is a public limited liability company
organized under Dutch law. Our shares are listed on
Euronext Amsterdam and Nasdaq.
We have a two-tier board structure consisting of a Board
of Management responsible for managing the company,
and an independent Supervisory Board that supervises
and advises the Board of Management. For the fulfillment
of their duties, the two Boards are accountable to the
General Meeting, the corporate body representing
our shareholders.
Our governance structure is based on our Articles of
Association, Dutch (and where relevant EU) corporate
and securities laws, and the Dutch Corporate Governance
Code (mccg.nl/english). Because we are listed on Nasdaq,
we are also required to comply with applicable provisions
of the Sarbanes-Oxley Act, the Nasdaq Listing Rules, and
the rules and regulations promulgated by the US
Securities and Exchange Commission as applied to
‘foreign private issuers’ such as ASML.
We are subject to the relevant provisions of Dutch law
applicable to large corporations (‘structuurregime’) –
which have the effect of concentrating control over
certain corporate decisions and transactions in the hands
of the Supervisory Board. Procedures for the appointment
and dismissal of Board of Management and Supervisory
Board members are based on the structuurregime.
This section of the Annual Report addresses our
corporate governance structure and the way we apply
the principles and best practices of the Dutch Corporate
Governance Code. It also provides information required
by the Decree adopting further rules related to the
content of the management report and the Decree
implementing Article 10 of the Takeover Directive.
We signed up to the VNO-NCW Tax Governance Code.
More information on our approach to tax can be found
in our Tax Report 2025 on our website.
In accordance with the Dutch Corporate Governance
Code, other parts of this Annual Report address our
strategy and culture aimed at sustainable long-term
value creation, our values and Code of Conduct, and
the main features of our internal control and risk
management systems.
On March 20, 2025, the updated Dutch Corporate
Governance Code 2025 was published, which applies
to the financial years starting on or after January 1, 2025, and which introduces amended best practice provisions
related to risk management and internal control. To
comply with these amended best practice provisions, a
Risk Management Statement has been included in our
2025 Annual Report based on EU-IFRS.
Read more in Strategic report – At a glance, Strategic report –
Our business – Our business strategy and Our business model,
Strategic report – Risk and security – How we manage risk and
Sustainability statements – General disclosures – ESG
sustainability governance

ASML corporate governance structure

Shareholders

Supervisory Board
Audit Committee	ESG Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee

Board of Management

ASML organization
Business axis: Customer	Business axis: Product	Technology axis	Execution axis	Enabling axis

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	78

Corporate governance	Supervisory Board report	Remuneration report
Board of Management
Our Board of Management is responsible
for managing ASML. Its responsibilities
include establishing a position on the
relevance of sustainable long-term value
creation for ASML and our business, defining
and deploying our strategy, establishing and
maintaining effective risk management and
control systems, and managing the realization
of our operational and financial objectives
and the environmental, social and governance
(ESG) aspects relevant to us. In fulfilling its
responsibilities, the Board of Management
is guided by the interests of ASML and
our business – and takes into consideration
the interests of our stakeholders.
The current Board of Management comprises five
members and the composition remained unchanged
in 2025. On October 9, 2025, ASML announced that
the Supervisory Board intends to add the role of Chief
Technology Officer (CTO) to the Board of Management
effective per the 2026 Annual General Meeting
(AGM), underscoring our ambition to drive forward
our technology roadmap in service of our customers.
As a result, the Board of Management will comprise
six members effective per the 2026 AGM.
The Board of Management divides tasks among its
members, charging individuals with specific managerial
tasks, but remains collectively responsible for the
management of ASML.
The Board of Management is supervised and advised
by the Supervisory Board. The Board of Management
provides the Supervisory Board – in writing or otherwise
– with all information necessary for the Supervisory
Board to properly carry out its duties. In addition to
the information provided in their regular meetings, the
Board of Management provides the Supervisory Board
with regular updates on developments relating to our
business, financials and operations, and industry
developments in general. Certain important decisions
of the Board of Management require the approval of
the Supervisory Board.
Read more in Corporate governance – Supervisory Board report
Further information regarding the general
responsibilities of the Board of Management, its
relationships with the Supervisory Board and various
stakeholders, the decision-making process within the
Board of Management and the logistics surrounding the
meetings can be found in the Board of Management’s
Rules of Procedure as published on our website.
Appointments
Members of the Board of Management are appointed for
a maximum term of four years by the Supervisory Board
on the recommendation of the Selection and Nomination
Committee and upon notification to the General Meeting.
Reappointment for consecutive terms of a maximum of
four years is possible. For persons aged 65 years or
above, a maximum appointment term of two years
applies, with the possibility of reappointment for
consecutive two-year terms. The relationship between
ASML Holding N.V. and the Board of Management
members does not constitute an employment agreement
pursuant to Dutch law. Accordingly, ASML Holding N.V.
has entered into management services agreements with
all of our Board of Management members except for Jim
Koonmen, with whom ASML US, LLC has entered into
an employment agreement.
Agreements with Board of Management members
contain specific provisions regarding severance
payments. If ASML terminates the agreement for
reasons not exclusively or mainly found in acts or
omissions of the Board of Management member, a
severance payment not exceeding one year’s base
salary is payable. Furthermore, the agreements stipulate
that a member of the Board of Management, when giving
notice of termination pursuant to a change of control,
will be entitled to a severance amount. Given that such
a resignation is specifically linked to a change of control, we do not consider this provision a deviation from the
Dutch Corporate Governance Code.
The Supervisory Board may suspend and dismiss
members of the Board of Management, but only after
consulting the General Meeting.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	79

Corporate governance	Supervisory Board report	Remuneration report
Board of Management (continued)

	Christophe D. Fouquet (1973, French)		James (Jim) P. Koonmen (1967, American, Irish)

	President, Chief Executive Officer and Chair of the Board of Management Term expires 2028		Executive Vice President and Chief Customer Officer Term expires 2028

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
School of Management and a Master of Science in
Aeronautics and Astronautics from the Massachusetts
Institute of Technology.

Roger J.M. Dassen (1965, Dutch)		Wayne R. Allan (1967, American)		Frédéric J.M. Schneider-Maunoury (1961, French)

Executive Vice President and Chief Financial Officer Term expires 2026		Executive Vice President and Chief Strategic Sourcing & Procurement Officer Term expires 2027		Executive Vice President and Chief Operations Officer Term expires 2026

Roger Dassen joined ASML in June 2018 and was
appointed Executive Vice President, CFO and member of
the Board of Management at the AGM the same year. He
had previously served as Global Vice Chair and member of
the Executive Board of Deloitte Touche Tohmatsu Limited,
having been CEO of Deloitte Holding B.V. Roger holds a
master’s in Economics and Business Administration, a
post-master’s in Auditing and a PhD in Business
Administration, all from the University of Maastricht. He is
Professor of Auditing at Vrije Universiteit Amsterdam, and
sits on the Supervisory Board of the Dutch National Bank.
He is also the Chair of the Supervisory Board of Maastricht
University Medical Center+ and he joined the Strategic
Committee of Mistral AI as a member in 2025.

Wayne Allan was appointed Executive Vice President,
Chief Strategic Sourcing & Procurement Officer and
member of the Board of Management in 2023. Wayne
joined ASML in 2018 as Executive Vice President of
Customer Support. Before he joined ASML, Wayne
served as Senior Vice President of Global Manufacturing
Operations and as Vice President of Wafer Fabs at
Micron Technology, Inc., the company where he began
his career in 1987 as a production operator. He
continued to move into operations roles of increasing
leadership in engineering, planning and production.

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
in Paris.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	80

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board
Our Supervisory Board supervises the
Board of Management and the general
course of affairs of ASML. The Supervisory
Board also supports the Board of
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
It focuses on matters including our corporate strategy
aimed at sustainable long-term value creation and its
execution; the staffing of and succession planning for the
Board of Management; the management of risks inherent
to our business activities; the financial reporting process;
compliance with applicable legislation and regulations;
our culture and the associated activities of the Board of
Management in that regard; the relationship with
shareholders and other stakeholders; and ESG aspects
important for ASML.
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
The Supervisory Board is governed by its Rules of
Procedure. Items covered in these rules include the
responsibilities of the Supervisory Board and its
committees, the composition of the Supervisory Board
and its committees, logistics surrounding the meetings,
the meeting attendance of members of the Supervisory
Board, the rotation schedule for these members and the
committee charters. The Supervisory Board’s Rules of
Procedure and the committee charters are regularly
reviewed and, if needed, amended. The Audit Committee
charter is reviewed annually to confirm it continues to
comply with applicable rules and regulations, including
those relating to the Sarbanes-Oxley Act. The Rules of
Procedures are published on our website.
Read more in Corporate governance – Supervisory Board report –
Meetings and attendance
Appointments
Members of the Supervisory Board are appointed by the
General Meeting based on binding nominations proposed
by the Supervisory Board. When nominating persons for
(re)appointment, the Supervisory Board evaluates
whether candidates fit the Supervisory Board’s profile.
The General Meeting may reject binding nominations by
means of a resolution adopted with an absolute majority
of the votes cast, representing at least one-third of our
outstanding share capital. If the votes cast in favor of
such a resolution do not represent at least one-third of
the total outstanding capital, a new shareholders’
meeting can be convened – at which the nomination
can be overruled by an absolute majority.
The Supervisory Board generally informs the General
Meeting and the Works Council about upcoming end of
appointment terms at the AGM in the year preceding the
actual end of the appointment term(s). This ensures the
Works Council and the General Meeting have sufficient
opportunity to recommend candidates for the upcoming
vacancies. The Supervisory Board has the right to reject
such recommendations. Furthermore, the Works Council
has an enhanced right to make recommendations for
one-third of the members of the Supervisory Board.
This enhanced recommendation right implies that the
Supervisory Board may only reject the Works Council’s
recommendations in limited circumstances: (i) if the
relevant person is unsuitable or (ii) if the Supervisory
Board would not be duly composed if the recommended
person were appointed.
Members of the Supervisory Board serve for a maximum
term of four years or a shorter period as per the
Supervisory Board’s rotation schedule. Members are
eligible for reappointment for another maximum term of
four years, after which they may be reappointed again for
a maximum period of two years. This appointment may
be extended for a final term of no more than two years.
The rotation schedule is available on our website.
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
Read more in Corporate governance – Supervisory Board report –
Composition and skills
Supervisory Board committees
The Supervisory Board, while retaining overall
responsibility, has assigned some of its tasks and
responsibilities to five committees: the Audit Committee,
the ESG Committee, the Remuneration Committee,
the Selection and Nomination Committee, and the
Technology Committee.
Read more in Corporate Governance – Supervisory Board report –
Supervisory Board committees and the Board committee charters at asml.com

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	81

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board (continued)

Nils S. Andersen (1958, Danish)

Member of the Supervisory Board since 2023 (First term expires in 2027)

Chair of the Supervisory Board, Chair of the Selection and Nomination Committee, member of the Audit Committee

Nils Andersen joined the Supervisory Board in 2023, and has been its
Chair since. Nils also serves as Chair of the Board of Scan Global
Logistics A/S. From 2015 until May 2024, he served as Non-Executive
Director of Unilever Plc and was appointed as Chair as per 2019. From
2018 until 2023, he was the Chair of the Supervisory Board of Akzo
Nobel N.V. and, between 2007 and 2016, he was Group Chief Executive of A.P. Møller–Mærsk. From 2001 until 2007, Nils served as President and Chief Executive Officer of Carlsberg and Carlsberg Breweries.

Terri L. Kelly (1961, American)

Member of the Supervisory Board since 2018 (Second term expires in 2026)

Vice Chair of the Supervisory Board, Chair of the Remuneration Committee, member of the Selection and Nomination Committee

Terri Kelly has been a member of the Supervisory Board since 2018.
Previously, she was President and CEO at W.L. Gore & Associates
from 2005 until 2018, having worked at Gore since 1983 in various management roles. She also served on Gore’s Board of Directors through July 2018. Terri is a Trustee of the Alfred I. Dupont Charitable
Trust, which provides oversight of the Nemours Foundation. She is the
Chair of the Board of Trustees of the University of Delaware and a
member of the Board of Directors of United Rentals, Inc.

Birgit M. Conix (1965, Belgian)

Member of the Supervisory Board since 2021 (Second term expires in 2029)

Chair of the ESG Committee and member of the Audit Committee

Birgit Conix became a member of the Supervisory Board in 2021.
Effective per February 1, 2025, she was appointed as Non-Executive
Director of AstraZeneca PLC and is a member of the Audit
Committee. Prior to this, she was CFO and a member of the
Management Board of Sonova Holding AG from June 2021 until
February 2025. From 2018 until January 1, 2021, Birgit was a member of the Executive Board and CFO of TUI AG. She was previously the
CFO of the Belgian media, cable and telecommunications company
Telenet Group N.V. Prior to that, Birgit held various management positions in finance at Johnson & Johnson, Heineken, Tenneco and
Reed Elsevier.

D. Mark Durcan (1961, American)

Member of the Supervisory Board since 2020 (Second term expires in 2028)

Chair of the Technology Committee, member of the Selection and Nomination Committee

Mark Durcan was appointed as a member of the Supervisory Board in
2020. He is Chair of the Board of Directors at Cencora since October
1 , 2025. He is also a member of the Board of Trustees for Rice
University (Texas) and as Director at Natural Intelligence Systems CA,
a private Al startup company. From 2012 to 2017, he was CEO of
Micron Technology, Inc., having joined the company in 1984 and having held various management positions before being appointed
CEO. Furthermore, Mark was a non-executive director of Advanced
Micro Devices, Inc., and a director at Freescale Semiconductor, MWI
Veterinary Supply, Veoneer, Inc. and St Luke’s Health System (Idaho).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	82

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board (continued)

Catharina (Karien) E.G. van Gennip (1968, Dutch)
Member of the Supervisory Board since 2025 (First term expires in 2029)
Member of the ESG Committee and the Remuneration Committee
Karien van Gennip brings extensive leadership experience
across professional services, financial services and public
policy. She has served as Minister of Social Affairs and
Employment and Deputy Prime Minister in the Dutch
government, CEO of Dutch healthcare insurer VGZ , and
CEO of ING France. Earlier in her career, she was State
Secretary of Economic Affairs, Minister for Foreign Trade,
held roles at McKinsey&Company, the Dutch Authority for
Financial Markets and ING, and served on various for
profit and not for profit Boards in the past. She has an
educational background in Physics from Delft University of
Technology and holds an MBA from INSEAD. Karien is
currently a Member of the Monitoring Committee
Corporate Governance, a Board member of Royal
Concertgebouw Orchestra, and a member of the
European Council on Foreign Relations.

D. Warren A. East (1961, British)

Member of the Supervisory Board since 2020 (Second term expires in 2028)

Member of the Audit Committee, the Selection & Nomination Committee and the Technology Committee

Warren East became a member of the Supervisory
Board in 2020 and is currently a Non-Executive Board
member at Tokamak Energy plc. Furthermore, he is
also currently the Chair of the Board of Directors
of NATS Holdings Ltd., the UK’s National Air Traffic
Service. In October 2025, Warren joined ITM Power plc
as a Non-Executive Director. Warren was CEO of Rolls-
Royce Group Plc from 2015 until December 2022. He
spent his early career at Texas Instruments Ltd. from
1985 to 1994 before joining ARM Holdings, Plc., where
he held various management positions and was
appointed CEO from 2001 to 2013.

Jack P. de Kreij (1959, Dutch)
Member of the Supervisory Board since 2023 (First term expires in 2027)
Chair of the Audit Committee and member of the Remuneration Committee
Jack de Kreij joined the Supervisory Board in 2023. Among
other roles, he is currently the Vice Chair of the
Supervisory Board and Chair of the Audit Committee at
Wolters Kluwer N.V. Jack is also a member of the
Supervisory Board, Chair of the Audit Committee and
member of the ESG Committee at Royal Boskalis
Westminster N.V. In addition, he is the Chair of the Board
of the Dutch Association of Listed Companies (VEUO).
Jack served as the Vice Chair of the Supervisory Board
and Chair of the Audit Committee at TomTom N.V. until
April 2025. From 2003 to 2018, Jack was CFO and a
member of the Executive Board of Royal Vopak N.V.,
taking on the role of Vice Chair from 2010 to 2018.
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

Alexander F.M. Everke (1963, German)

Member of the Supervisory Board since 2022 (First term expires in 2026)

Member of the ESG Committee and the Remuneration Committee

Alexander Everke joined the Supervisory Board in
2022. He also serves as member of the Supervisory
Board of Aixtron SE, a position he has held since May
2024 and has become the Chair of the Supervisory
Board since 2025. He is the former CEO of ams-
OSRAM AG, a position he held from March 2016 until
April 2023, after having joined ams AG in October
2015. Prior to that, Alexander held a range of positions
in the semiconductor industry, including management
roles at Siemens and Infineon and various leadership
positions at NXP Semiconductors.

An L. Steegen (1971, Belgian)
Member of the Supervisory Board since 2022 (First term expires in 2026)
Member of the ESG Committee and the Technology Committee

An Steegen joined the Supervisory Board in 2022. She
is CEO and member of the Board of Directors of Barco
N.V. since September 1, 2024, after having served as a
co-CEO and member of the Board of Directors since
October 1 , 2021. Prior to that, An was R&D director at
IBM Semiconductor and Executive Vice President at
the research institute imec in Belgium. Furthermore, An
was CTO and Executive Vice President Electronic and
Electro-Optical Materials at Umicore.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	83

Corporate governance	Supervisory Board report	Remuneration report
Other Board-related matters
This section addresses a number of topics
that apply to both the Board of Management
and the Supervisory Board.
Diversity
On January 1, 2022, the Dutch gender diversity bill came
into force, introducing a quota for the supervisory boards of
Dutch listed companies – which should comprise at least
one-third men and one-third women. New appointments will
be declared null and void in the event of non-compliance
with this requirement. The bill also introduced a requirement to set ambitious gender-balance targets for boards of
management and senior management of large listed and
non-listed Dutch N.V.s and B.V.s, and to have a plan
outlining the actions needed in order to meet gender
diversity targets. Companies are required to report to the
Dutch Social and Economic Council on gender-balance
targets, plans and progress made within 10 months after the
end of the financial year, and in the management report.
The 2025 Dutch Corporate Governance Code contains
a requirement to adopt inclusion and diversity policies
for the Board of Management and the Supervisory Board
as well as a company-wide Diversity and Inclusion Policy
for the entire workforce including senior management.
As part thereof, ASML has set targets on gender diversity
and other I&D aspects relevant for ASML1.
Currently, the Supervisory Board meets the gender quota
of the Dutch gender diversity bill, as both men and women
are represented by at least three out of nine members.
During 2023, the Supervisory Board adopted the Supervisory
Board Diversity Policy, which has been incorporated as
an annex to the Supervisory Board’s Rules of Procedure,
and which can be found on our website.
As set out in the Board of Management Diversity Policy,
we seek to maintain a Board of Management comprised of
talented, competent executives who individually meet the
requirements for their specific role and collectively have
the experience and background required to successfully
lead an R&D-intensive high-tech company of the size and
complexity of ASML. Appropriate weight is placed on
diversity considerations, including experience, background,
gender, age and tenure, in the selection and
appointment process.
Our aim for the Board of Management is to have at least
one female member of the Board of Management by 2032
taking into account the current composition and rotation
schedule of our Board of Management.
Currently, the Board of Management is composed of male
members only. The Supervisory Board recognizes that the
2026 gender balance target has not been met for the
reasons set out below, and that Board of Management
composition leaves room for improvement on gender
diversity. The Supervisory Board is committed to
addressing this in future appointments. Future Board of
Management appointments depend on the rotation
schedule and succession planning process, which takes
into account both the continued strength and effectiveness
of the Board of Management and recent and announced
(re-) appointments.
When setting the diversity target, the Supervisory Board
also considered the female representation of the ASML
group overall as well as the female representation in senior leadership (JG 13+). Since 2022, gender diversity targets
have been set as part of ASML’s ESG sustainability strategy
and as part of the long-term incentive for the Board of
Management and senior management, and ASML has set
up a company-wide diversity & inclusion program.

Supervisory Board

		Dutch	x2
56%

		German	x1

		American	x2

Male members
	Supervisory Board nationality	British	x1

		Danish	x1

44%
		Belgian	x2

Female members

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
The Supervisory Board fully supports ASML’s I&D
strategy as set out in this Annual Report. We recognize
that human capital is our most valuable asset and that
our success is driven by our unique and diverse teams.
Diversity promotes the inclusion of different perspectives
and ideas, mitigates against groupthink and enables us
to benefit from all available talent. This also applies to
the Board of Management and our senior management,
where a diverse composition contributes to robust
decision-making and proper functioning.

29%	16%	21%
Gender diversity: % inflow of women (all job grades)	Gender diversity: % representation of women in job grade 13+	Women in our workforce (headcount)

1.ASML presents in this Annual Report its diversity and inclusion policies and targets for, and progress on achieving, gender diversity as required by Dutch law and its Diversity and Inclusion Policy adopted by the BoM pursuant to requirements of Dutch law. The US executive order 14173 (EO) titled, “Ending Illegal Discrimination and Restoring Merit-Based Opportunity”, took effect on April 21, 2025. Our diversity targets and key performance indicators (KPIs) do not apply to ASML’s US operations or employees. In addition, certain related programs and initiatives do not apply to ASML’s US employees to the extent they would conflict with the EO or other applicable law, regulation or orders.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	84

Corporate governance	Supervisory Board report	Remuneration report
Other Board-related matters (continued)
Diversity complements our company values: challenge,
collaborate and care.
The ‘Attractive workplace for all’ section contains more
information about our I&D approach and our targets and
performance in 2025, as well as a look ahead at our I&D
agenda and priority areas for 2026.
Read more in Sustainability statements – Social – Attractive workplace for all
For the Board of Management specifically, the
Supervisory Board selects candidates for appointment
with due observance of our objective to foster a diverse
and inclusive working environment. Accordingly, we aim
to fill vacancies by considering candidates who bring the
required expertise and contribute to our diversity. The
Supervisory Board, when assessing the composition of
the Board of Management and identifying suitable
candidates for succession, will consider objective criteria
and the specific profile for the job while having due
regard for the relevant aspects of diversity. This applies
in particular to continuously striving for more balanced
gender representation.
In our internal development efforts for potential Board
of Management members, we strive for participation
of a diverse group of employees, specifically
senior leadership.
Any search firm engaged by the Supervisory Board or its
Selection and Nomination Committee will be specifically
directed to include diverse candidates in general and
multiple female candidates in particular.
Read more in Sustainability statements – Social – Attractive workplace for all – Inclusion and diversity
Remuneration, share ownership
and indemnification
The remuneration of the Board of Management
is determined by the Supervisory Board, upon
recommendation of the Remuneration Committee
and in accordance with the Remuneration Policy for
the Board of Management. The current Remuneration
Policy was adopted by the General Meeting in 2025.
The remuneration of the Supervisory Board is based
on the Remuneration Policy for the Supervisory Board.
The current Remuneration Policy was adopted by the
General Meeting in 2023, and the remuneration amounts
were updated and approved at the 2025 AGM. The
remuneration of the Supervisory Board is not dependent
on our (financial) results. Members of the Supervisory
Board do not receive ASML shares, or rights to acquire
ASML shares, as part of their remuneration.
Board of Management and Supervisory Board members
who acquire or have acquired, for their own risk and
account, ASML shares or rights to acquire ASML shares
must intend to keep these for long-term investment only.
In concluding transactions in ASML shares, members of
the Board of Management and the Supervisory Board
must comply with our Insider Trading Rules. Any such
transactions in ASML shares performed by members of
the Board of Management and the Supervisory Board are
reported to the Dutch AFM. As of February 18, 2026, Nils
Andersen holds 1,060 ASML shares, Jack de Kreij holds
500 ASML shares and Birgit Conix holds 254 ASML
shares. None of the other members of the Supervisory
Board currently have any ASML shares or rights to
acquire ASML shares.
We will not and have not granted any personal loans,
guarantees or the like to members of the Board of
Management or the Supervisory Board.
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
Read more in Corporate governance – Remuneration report
Conflicts of interest and related party transactions
Conflict of interest provisions are incorporated in both
the Board of Management’s and the Supervisory Board’s
Rules of Procedure. These provisions reflect Dutch law
and the principles and best practice provisions of the
Code with respect to conflicts of interest.
No related-party transactions occurred in 2025, nor are
there any currently ongoing, other than ordinary course
compensation arrangements.
Insider trading
We have adopted an insider trading policy governing
the purchase, sale and other dispositions of our
securities by members of the Supervisory Board, Board
of Management and employees – a copy of which is
incorporated by reference as Exhibit 19.1 hereto.
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
Dutch law stipulates that a Supervisory Board member
may not hold more than five such positions in large
companies or large foundations as defined in Dutch
law, with chair positions counting twice.
During the financial year 2025, all members of the Board
of Management and the Supervisory Board complied
with the requirements described above.

of the Company's business, financial situation and ESG sustainability
(Non-voting item)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	85

Corporate governance	Supervisory Board report	Remuneration report
AGM and share capital

Our AGM is held at least once a year and generally takes place in Veldhoven, the Netherlands. The agenda for the AGM typically includes the following topics:
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

Proposals placed on the agenda by the Supervisory
Board, the Board of Management or shareholders –
provided that they have submitted the proposals in
accordance with the applicable legal provisions – are
discussed and resolved upon. Shareholders representing
at least 1% of ASML’s outstanding share capital or a
share value of at least €50 million are entitled to place
items on the agenda of a general meeting at least 60
days before the date of the meeting.
An Extraordinary General Meeting (EGM) may be held
when considered necessary by the Supervisory Board
or Board of Management. In addition, an EGM must be
held if one or more ordinary or cumulative preference
shareholders, who jointly represent at least 10% of the
issued share capital, make a written request to that effect
to the Supervisory Board and the Board of Management.
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
The Board of Management and Supervisory Board
provide shareholders with information relevant to the
topics on the agenda by means of an explanation of
the agenda as well as by documents necessary or
helpful for this purpose. The agenda indicates which
items are voting items, and which items are for
discussion only. All documents related to the AGM
are posted on our website.
ASML shareholders can vote at the AGM by attending
and exercising their votes in person or by appointment
of a proxy who will vote on their behalf. We do not solicit
from or nominate proxies for our shareholders.
The 2025 AGM was held in hybrid form, accommodating
attendance, voting and asking of questions in person,
and, for holders of shares traded on Euronext
Amsterdam, online via the virtual meeting platform.
Shareholders also had the opportunity to vote in
advance via written or electronic proxy.
Resolutions are adopted by the general meeting with
an absolute majority of the votes cast (except where a
different proportion of votes are required by the Articles
of Association or Dutch law), and there are generally no
quorum requirements applicable to such meetings.
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	86

Corporate governance	Supervisory Board report	Remuneration report
AGM and share capital (continued)
Powers
In addition to the items submitted annually at the
AGM, the General Meeting also has other powers,
with due observance of the statutory provisions.
These include resolving:
•To amend the Articles of Association.
•To issue shares if and insofar as the Board of
Management has not been designated by the
General Meeting for this purpose.
•To adopt the remuneration policies for the members
of the Board of Management and the Supervisory
Board, and to adopt the remuneration of the
Supervisory Board.
(Proposed) amendments of the Articles of Association
require the approval of the Supervisory Board. A quorum
requirement applies for the General Meeting at which an
amendment of the Articles of Association is proposed –
more than half of the issued share capital is required
to be represented, and the proposal requires a voting
majority of at least three-quarters of the votes cast. If the quorum requirement is not met, a subsequent General
Meeting shall be convened, to be held within four weeks
of the first meeting. At this second meeting, the resolution can be adopted with at least three-quarters of the votes
cast, irrespective of the share capital represented.
If a resolution to amend the Articles of Association is
proposed by the Board of Management, the resolution
will be adopted with an absolute majority of votes cast
irrespective of the represented share capital at the
General Meeting.

ASML’s authorized share capital amounts to €126.0 million and is divided into:
Type of shares	Number of shares	Nominal value	Votes per share
Cumulative preference shares	700,000,000	€0.09 per share	1
Ordinary shares	700,000,000	€0.09 per share	1

The issued and fully paid-up ordinary shares with a nominal value of €0.09 each were as follows:
As of December 31	2023	2024	2025
Issued ordinary shares with nominal value of €0.09	393,421,721	393,283,720	385,417,665
Issued ordinary treasury shares with nominal value of €0.09	6,162,857	546,972	2,730,009
Total issued ordinary shares with nominal value of €0.09	399,584,578	393,830,692	388,147,674

Our Articles of Association are included as Exhibit 1.1
hereto, and are incorporated by reference herein.
As of December 31, 2025, 87,904,216 ordinary shares
were held by 316 registered holders with a registered
address in the US. Since certain of our ordinary shares
were held by brokers and nominees, the number of
record holders in the US may not be representative of
the number of beneficial holders, or of where the
beneficial holders are resident.
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
2025 authorization to issue and repurchase shares
At our 2025 AGM, the Board of Management was
authorized from April 23, 2025, through October 23,
2026, subject to the approval of the Supervisory Board,
to issue shares and/or rights thereto, representing up
to a maximum of 5% of our issued share capital at
April 23, 2025, plus an additional 5% of our issued
share capital at April 23, 2025, that may be issued in
connection with mergers, acquisitions and/or (strategic)
alliances. Our shareholders also authorized the Board of
Management through October 23, 2026, subject to
approval of the Supervisory Board, to restrict or exclude
preemptive rights with respect to holders of ordinary
shares up to a maximum of 5% of our issued share
capital in connection with the general authorization to
issue shares and/or rights to shares, plus an additional
5% in connection with the authorization to issue shares
and/or rights to shares in connection with mergers,
acquisitions and/or (strategic) alliances.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	87

Corporate governance	Supervisory Board report	Remuneration report
AGM and share capital (continued)
We may repurchase our issued ordinary shares at any
time, subject to compliance with the requirements of
Dutch law and our Articles of Association. Any such
repurchases are subject to the approval of the
Supervisory Board and authorization by the General
Meeting, which authorization may not be for more
than 18 months.
At the 2025 AGM, the Board of Management was
authorized, subject to Supervisory Board approval, to
repurchase through October 23, 2026, up to a maximum
of 10% of our issued share capital at April 23, 2025, at a
price between the nominal value of the ordinary shares
purchased and 110% of the market price of these
securities on Euronext Amsterdam or Nasdaq.
Read more details on our share buyback program in
Consolidated financial statements – Notes to the Consolidated financial statements – 22. Shareholders’ equity
ASML Preference Shares Foundation
The ASML Preference Shares Foundation (Stichting
Preferente Aandelen ASML) has been granted an option
right to acquire cumulative preference shares in the share
capital of ASML. The Foundation may exercise this
Preference Share Option when, in the opinion of the
Foundation’s Board of Directors, the interests of ASML,
its business or its stakeholders are at stake, including
in the event that:
•a public bid for ASML’s shares has been announced
or made, or there is a justified expectation that such
a bid will be made without any agreement having
been reached with ASML in relation thereto; or
•an attempted exercise of voting rights by one or
more shareholders, which in the opinion of the
Foundation’s Board of Directors is materially in
conflict with the interests of ASML, of its business
or of its stakeholders.
Objectives of the Foundation
The Foundation’s objectives are to look after the
interests of ASML and the enterprises maintained by
and/or affiliated in a group with ASML, in such a way
that ASML’s interests and those of enterprises and all
parties concerned are safeguarded in the best possible
way. The Foundation is responsible for ensuring that
influences in conflict with these interests, which might
affect the independence or the identity of ASML and
those companies, are deterred to the best of the
Foundation’s ability. The Foundation aims to realize its
objects by acquiring and holding cumulative preference
shares in our capital and by exercising the rights
attached to these shares, particularly the voting rights.
The Preference Share Option
The Preference Share Option entitles the Foundation
to acquire cumulative preference shares, whereby the

	Shares	% of class[4]
BlackRock, Inc.[1]	26,325,103	6.83%
Capital Research and Management Company[2]	19,612,223	5.09%
Members of ASML’s current Board of Management and Supervisory Board (8 persons)[3]	51,095.11	0.01%

1.Based solely on the Schedule 13-G/A filed by Blackrock, Inc. with the SEC on April 23, 2025, BlackRock, Inc reports voting power with respect to 24,171,923 of these 26,325,103 shares. A public filing with the AFM on December 6, 2022, shows an aggregate indirect capital interest of
5.80% and voting rights of 7.23%, based on the total number of issued shares and voting rights at that time.
2.As reported to the AFM on June 12, 2025, Capital Research and Management Company (CRMC) reports 19,612,223 voting rights corresponding to 19,612,223 ordinary shares, but does not report ownership right related to those shares.
3.Does not include unvested shares granted to members of the Board of Management. For further information, see Remuneration Report –
Board of Management Remuneration.
4.As a percentage of the total number of ordinary shares issued and outstanding, 385,417,665 as of December 31, 2025, which excludes
2,730,009 ordinary shares which have been issued but are held in treasury by ASML and 15,642 fractional shares of which 15,024 are owned by
(former) ASML employees and 618 are owned by ASML. The share ownership percentages reported to the AFM or the SEC are expressed as a percentage of the total number of ordinary shares issued (including treasury stock) and, accordingly, percentages reflected in this table may differ from percentages reported to the AFM or the SEC.

aggregate nominal value of such cumulative preference
shares may not exceed the aggregate nominal value of
the ordinary shares issued at the time of exercise of the
Preference Share Option. The subscription price for the
cumulative preference shares shall be equal to nominal
value. Only 25 percent of the subscription price will be
payable upon issuance, with the remainder only being
payable when called-up by ASML.
Board of Directors
The Foundation operates independently of ASML.
Its Board of Directors comprises four independent
members. Per December 31, 2025, its members were:
Mr. Wim Pelsma, Mr. Sjoerd Vollebregt, Mr. Jos Streppel
and Mr. Steven Perrick (who was replaced by Mr. Arnold
Croiset van Uchelen effective January 1, 2026).
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
Also included in the table below is the total number of
ordinary shares owned by our members of the Board of
Management and Supervisory Board as of December 31,
2025. The information set out below with respect to
shareholders is based on public filings with the SEC
and AFM as of February 18, 2026.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	88

Corporate governance	Supervisory Board report	Remuneration report
Financial reporting and audit

Annual Reports

We publish, among others, the following
annual reports regarding the financial
year 2025:
•The statutory Annual Report, has been prepared
in accordance with the requirements of Dutch law.
The Financial statements included therein are
prepared in accordance with Part 9 of Book 2
of the Dutch Civil Code and EU-IFRS, and the
Sustainability statements included therein are
prepared in accordance with the European
Sustainability Reporting Standards (ESRS).
•The Annual Report on Form 20-F, prepared in
accordance with the requirements of the Exchange
Act and regulations and the Form promulgated by
the SEC. The Financial statements included therein
are prepared in conformity with US GAAP.
Both reports have the same qualitative base
and provide the same description of our business,
corporate governance, and risk factors specific to
the semiconductor industry, ASML and our shares.
We also provide sensitivity analyses through:
•A narrative explanation of our Financial statements.
•The context within which financial information
should be analyzed.
•Information about the quality and variability of
our earnings and cash flow.

We annually prepare two annual reports including
Financial statements and Sustainability statements, as set
out on this page. With respect to the process of creating
the Annual Report, we have extensive guidelines for its
content and layout, primarily based on the applicable
laws and regulations referred to above. With respect to
the preparation of these and the other financial reports,
we apply internal procedures aimed at safeguarding the
completeness and accuracy of such information as part
of its disclosure controls and procedures. The Disclosure
Committee assists ASML and its CEO and CFO in
overseeing our disclosure activities and compliance with
applicable disclosure requirements arising under Dutch
and US law, and with other regulatory requirements.
These internal procedures are frequently discussed by
the Audit Committee and the Supervisory Board.
Read more in Strategic report – Risk and security – How we
manage risk
The Supervisory Board has reviewed and approved
our 2025 Financial statements and our Sustainability
statements as prepared by the Board of Management.
PricewaterhouseCoopers Accountants N.V. (PwC) has
audited our financial statements and the Auditor’s
Report is attached to the financial statements.
External audit
In accordance with Dutch law, our external auditor
is appointed by the General Meeting, based on a
nomination by the Supervisory Board. The Supervisory
Board bases its nomination on the advice of the Audit
Committee and the Board of Management, which
annually provide a report to the Supervisory Board on
the performance of and relationship with the external
auditor, as well as its independence. Our current external
auditor, PwC, was first appointed by the General
Meeting in 2023 for the reporting year 2025.
On April 23, 2025, the General Meeting adopted the
proposal to appoint PwC as our external auditor for the
reporting year 2026. Furthermore, in the same general
meeting, PwC was appointed to perform a limited
assurance engagement and issue an assurance report
on the Sustainability Statements for the reporting years
2025 and 2026. This appointment was made in
anticipation of the CSRD’s transposition into Dutch law
and was conditional upon the CSRD implementation bill
taking effect for the reporting years. For the avoidance
of doubt, pending the formal transposition of the CSRD
into Dutch law, the Board of Management, with approval
of the Supervisory Board, appointed PwC to perform a
limited assurance engagement and issue an assurance
report in line with the CSRD for the reporting years
2025 and 2026.
The Audit Committee reviews and approves the external
auditor’s audit plan for the audits planned during the
financial year. Proposed services other than the financial
and sustainability statements should be pre-approved at
the beginning of the year (annual pre-approval) or during
the year in case of a particular engagement (specific pre-
approval). The annual pre-approval is based on a
detailed, itemized list of allowed services to be provided,
which is designed to ensure there is no management
discretion in determining whether a service has been
approved, and to ensure the Audit Committee is informed
of each service it is pre-approving.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual report 2025	89

Corporate governance	Supervisory Board report	Remuneration report
Financial reporting and audit (continued)
Dutch rules require strict separation of audit and advisory
services for Dutch public-interest entities, and US
regulations restrict services that can be provided by an
auditor of a US listed company. Dutch law prohibits the
acceptance by the external auditor of non-assurance
services when an audit is performed. The Audit
Committee monitors compliance with Dutch and US
rules on services provided by the external auditor.
The remuneration of the external auditor is approved by
the Audit Committee on behalf of the Supervisory Board,
and after consulting the Board of Management. The
Supervisory Board has delegated these responsibilities
to the Audit Committee, as it has the most relevant
insight and experience in this area.
Read more in Financial statements – Other appendices – Appendix
– Principal accountant fees and services
In principle, the external auditor attends all Audit
Committee meetings. The external auditor’s findings
are discussed at these meetings. The Audit Committee
reports to the Supervisory Board on the topics discussed
with the external auditor, including the external auditor’s
reports regarding the audit of – as well as the content of
– the annual reports. Furthermore, the external auditor
may attend the Supervisory Board meeting in which the
annual external audit report is discussed. The external
auditor may also attend Supervisory Board meetings at
which the quarterly financial results are discussed.
The Audit Committee is to be informed by the
external auditor without delay if the external auditor
discovers irregularities in the content of the audit of
the financial reports.
The external auditor is present at our AGM to respond to
questions, if any, from shareholders about the auditor’s
report on the Consolidated financial statements.
Internal Audit
The role of our Internal Audit function is to assess our
systems of internal controls by performing independent
procedures such as risk-based operational audits, IT
and security audits and compliance audits. Internal Audit
reports directly to the Audit Committee and to a member
of the Board of Management, the CFO. The yearly
Internal Audit plan is discussed with and approved by
the Board of Management, the Audit Committee and
the Supervisory Board. The follow-up on Internal Audit
findings and progress made against the plan are
discussed on a quarterly basis with the Audit Committee.
The external auditor and Internal Audit department
have meetings on a regular basis. During 2025, a self-
assessment of the Internal Audit function was performed.
The results of the assessment were discussed with the
Board of Management and with the Audit Committee
in early 2026.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	90

Corporate governance	Supervisory Board report	Remuneration report
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
As our New York Shares are listed on the Nasdaq Stock
Market LLC, Nasdaq corporate governance standards in
principle apply to us. However, Nasdaq rules provide that
foreign private issuers may follow home-country practice
in lieu of the Nasdaq corporate governance standards
subject to certain exceptions. Our corporate governance
practices are primarily based on Dutch requirements. The
table on the right side of this page sets forth the practices we follow in lieu of Nasdaq rules, pursuant to the
exception described above.
Compliance with the Corporate Governance Code
We closely follow developments in the area of corporate
governance and the applicability of the relevant corporate
governance rules for ASML. Any substantial changes to
our corporate governance structure or application of the
Corporate Governance Code will be submitted to the
General Meeting for discussion.
We are of the opinion that we fully comply with the
applicable principles and best practice provisions of the
Dutch Corporate Governance Code as in effect for the
financial year 2025.
The Board of Management and the Supervisory Board,
Veldhoven,
February 25, 2026

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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	91

Corporate governance	Supervisory Board report	Remuneration report
In conversation with Nils Andersen
Chair of the Supervisory Board
“ We support ASML to
remain competitive
and responsive to
customer needs”
Nils Andersen
Chair of the Supervisory Board

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	92

Corporate governance	Supervisory Board report	Remuneration report
In conversation with Nils Andersen (continued)
Chair of the Supervisory Board
The Supervisory Board supervises
and advises the Board of
Management in performing their
management tasks and setting
the direction for ASML, focusing
on long-term and sustainable
value creation. The members
of the Supervisory Board are
fully independent.
In this interview, Supervisory
Board Chair Nils Andersen outlines
the key activities of 2025 and his
expectations for the year ahead.

Q	What were the highlights of 2025, from a Supervisory Board perspective?
The year was marked by market
uncertainties and a continuously challenging
geopolitical situation that included export
restrictions and tensions between the
US and China. It is to the great credit
of our Board of Management that it was
able to create a solid performance during
a period with dynamic markets and
geopolitical uncertainty.
Beyond the financial results and
technological breakthroughs, we were
pleased to see management continue to
carry out a significant amount of work on
reinforcing ASML’s competitiveness and
enabling it to invest time and resources in
the reduction of cycle times, simplification
of the business, becoming more agile and
improving productivity. The aim is to make
sure that we are well positioned to exploit
opportunities for future growth.
We supported management throughout
these initiatives and were impressed by how
they have stepped up the speed of change
and sharpened their focus on the strategic
objectives. ASML’s culture will play a vital
role in enabling this shift – the challenge for
all of us is how to evolve the culture while
continuing to embrace the qualities that
have enabled the company to become
established as a global leader in innovation.
In September 2025, following discussions
with the Board of Management on the
growing importance of AI, the company
finalized an investment in the French-based
AI leader Mistral AI. Bringing together
ASML’s leading capabilities in innovation
and knowledge of the technology ecosystem
along with Mistral AI’s expertise, we believe
this agreement will allow both companies to
innovate faster together. We believe it will
also help us enhance our products,
processes and overall performance.

Q	How does the Supervisory Board support the delivery of ASML’s strategy?
During the year, we held nine formal
meetings with the Board of Management,
as well as regular informal interactions.
Together, we covered a wide range of
topics, including discussions on the
business model, the production footprint,
the investment in Mistral AI and of course,
the geopolitical situation. Supervisory Board
members have strong skills and experience
across many different sectors and
disciplines – and as a group, we are able
to draw on these qualities to advise
management on how to navigate the
current political and business climate.
We supported
management on
reducing cycle
time, simplifying
the business,
becoming more
agile and improving
productivity.”
Nils Andersen
Chair of the Supervisory Board

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	93

Corporate governance	Supervisory Board report	Remuneration report
In conversation with Nils Andersen (continued)
Chair of the Supervisory Board
For example, customers have indicated
that there is a need for innovation around
3D integration to support their ambitions,
and the Supervisory Board therefore spent
considerable time learning about and
contributing to discussions around the
topics of bonding and advanced packaging.
In addition, the Supervisory Board
continued the practice established
previously of supplementing our formal
meetings with informal sessions to broaden
our understanding of matters that impact
the business or are of particular relevance
to customers or suppliers.
Finally, we provided advice to the Board of
Management on the intended changes to the
Technology and IT organizations. We
recognize these changes are not easy, but
as a Supervisory Board we understand and
support the rationale driven by enabling
ASML to remain as agile and competitive as
possible in a rapidly evolving industry.

Q	What role does stakeholder engagement play in the work of the Supervisory Board?
We engaged with many of our stakeholders
during the year.
We interacted extensively with our
shareholders on a range of matters including
remuneration, which is a major consideration
for many. With respect to our suppliers,
whose support we depend on to maintain
and enhance our technology leadership,
I met with many important members of our
ecosystem at the annual Suppliers’ Day.
This allowed me to gain greater understanding
of how our partners are striving to deliver
the products and services we need and how
we can help them continue adding value
consistent with our role and standards.
We also visited some of our key customers
during the year. These occasions enable us
to understand exactly what our customers
need from us – and how we can best meet
those demands.
Our people are incredibly important
stakeholders. In addition to regular meetings
with the Works Council, we visited the San
Diego site and the new US Training Center.
Conversations at these events underlined
yet again the tremendous role that our
people play in our company’s success,
while also giving us valuable insight into the
working environment and culture required
to help them realize their full potential.

Q	What are your thoughts on the changes to the Supervisory Board in 2025?
At the 2025 AGM, we said goodbye to
Annet Aris, who has been a key member
of the Supervisory Board since 2015 and
its Vice Chair since 2021. On behalf of the
Supervisory Board, I would like to place
on record my thanks for the way she has
applied her knowledge and unique skill set
to a wide range of issues over the last decade.
We wish her the very best for the future.
Karien van Gennip was appointed to the
Supervisory Board at the 2025 AGM.
Karien is a member of the ESG Committee
and the Remuneration Committee, and
brings extensive leadership experience
across professional services, financial
services and public policy.
Stability is of course an important
consideration for any team, and the AGM
also saw the re-appointment of Birgit Conix
to the Supervisory Board for her second
term in office, which expires in 2029.

Q	What is the Supervisory Board’s focus for 2026 and beyond?
The coming 12 months will see a steady
continuation of the work carried out in 2025,
with the Supervisory Board working closely
with the Board of Management as the business
prepares for future growth. The focus will be
on making sure that ASML remains
competitive, agile and flexible to continue
to meet customer needs going forward.
Geopolitical matters are likely to remain
challenging, but this is a situation we have
managed well in the past, and I am confident
we have the experience and the skills to
do so once again.
ESG and culture will continue to be
important areas of focus for us, particularly
our employees. Our teams are extremely
talented, hardworking and motivated by the
opportunity to work at the leading edge of
what is possible. They are making vital
contributions to the development of solutions
that will enable the world to adapt to many
of its toughest challenges – and we must
continue to do all we can to support them.
Our track record for innovation will be
further bolstered at the 2026 AGM with the
intended appointment of Marco Pieters as
a member of the Board of Management in
the role of Chief Technology Officer. Marco
has a long history of strong contributions
to innovation at ASML, and I am confident
that his appointment to the Board of
Management will help drive our efforts
to new levels.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	94

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board focus in 2025

9	44%
Supervisory Board meetings	Female members
(2024: 7)	(2024: 44%)

98%	4.1
Attendance rate	Years average tenure
(2024: 95%)	(2024: 4.2)

In a complex geopolitical environment, our strategy centered on resilience and sustainable long-term value creation.”
Nils Andersen
Chair of the Supervisory Board

Supervisory Board focus in 2025
Throughout 2025, the Supervisory Board agenda was centered on the strategy and its execution, financial and operational performance, business developments, risk management, and its people and organization. Based on the strategic priorities for ASML as agreed in the annual strategy review, several topics were extensively discussed by means of deep dives, allowing a focused and in-depth review.

Strategy and sustainable long-term value creation

Focus areas 2025
•Annual strategy review •Geopolitical strategy •ASML operating model •Semiconductor industry and lithography market •High Productivity Platform	•Technology and holistic lithography roadmap •ERP migration •Global footprint •People strategy •AI strategy

This year we have been elevating our strategy and how
we can continue to deliver long-term and sustainable
value for all our stakeholders. As part of our annual
strategy review, we have been refining our strategic
direction and choices for our key dimensions in
products, technology and operational excellence.
We reaffirmed our support for the overall strategic
direction and reviewed the principal strategic
challenges and priority areas for further development
during the annual strategy review. The Supervisory
Board provided its perspectives on several topics
such as semiconductor and lithography market
developments, Artificial Intelligence strategy, people
strategy, cost and flexibility, future technology and
innovation roadmap, and ASML’s global footprint.

For 2025, we remained fully aligned with ASML’s
strategy, anchored in six pillars that are ASML’s
strategic priorities: 1. Deepen customer trust;
2. Extend our technology and holistic product
roadmap; 3. Strengthen ecosystem relationships; 4.
Create an exceptional workplace; 5. Drive operational
excellence; and 6. Deliver on ESG sustainability.
As part of the annual strategy review, we held dedicated
workshops focused on our Global footprint, 3D device
integration, technology and holistic product roadmap,
semiconductor and lithography market, Artificial
Intelligence, High Productivity Platform and ERP
migration. These sessions enable an engaged and
focused discussion between the Supervisory Board
and Board of Management on key strategic matters,
and we highly value this way of contributing to the
strategic decision-making process.

As the Supervisory Board, we supervise and advise the
Board of Management in performing its management
tasks and setting the direction for ASML. We focus on
long-term and sustainable value creation, with the goal
of ensuring that the Board of Management pursues a
strategy that secures our leading position as a supplier
of holistic lithography solutions to the semiconductor
industry. We seek to maintain an appropriate system
of checks and balances, provide oversight, evaluate
performance and give advice where required or
requested. Through good governance, we can help to
ensure ASML acts in the best interests of the company
and its stakeholders. Here, we report on the Supervisory
Board’s activities in 2025.
The year 2025 has been a year of maintaining strong
operational performance and strategic progress.
It also was a year with many challenges related to
the geopolitical and market situation. From a strategic
perspective, we continued to evaluate and improve our
strategy, looking at risks and opportunities in the area
of holistic lithography but also in new areas such as
AI and advanced packaging. The intended appointment
of Marco Pieters as Board of Management member in
the position of Chief Technology Officer at the 2026
AGM underscores the importance of continued
innovation for ASML.
On the operational side there was focus on the
operational model and efficiency improvements after
several years of strong growth, thereby improving
our competitiveness.
The Supervisory Board will continue to support ASML’s
Board of Management in pushing the boundaries of
innovation and executing on our strategy across all our
business areas.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	95

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board focus in 2025 (continued)

Risk

Focus areas 2025
Deep dive: Geopolitics
•Geopolitics •Strategic risks •(IT) Security

As a Supervisory Board we closely followed
geopolitical developments, including developments
related to export controls and tariffs and we looked
at potential impacts for ASML and mitigation
measures. We provided the Board of Management
with advice concerning amongst others advocacy,
scenarios, risk, engagement with stakeholders and
we also invited external experts on geopolitics to
provide their outside views. We highly value these
discussions, as they bring additional perspectives to
the Supervisory Board.

Overseeing the company’s risk management continues
to be a key element of our responsibilities, which
includes the risk management process and its
effectiveness. More information on risk management
can be found in the section of the Audit Committee.
The Supervisory Board’s discussions with the Board
of Management on strategy and execution are anchored
in risk awareness, factoring in external developments,
risk appetite, and mitigation approaches. In 2025, we
continued to pay close attention to the risks related to
geopolitical developments, not only looking at short
term developments, but also assessing the potential
long-term risks to ASML’s strategy and business.
Furthermore, the Supervisory Board spent time on
looking into strategic risks in the area of technology
and markets in dedicated deep dive sessions. On (IT)
Security, the Supervisory Board received regular updates
in accordance with our governance framework to
oversee and follow-up on related developments.

Strategy and sustainable long-term value creation (continued)
Other strategic topics discussed throughout the year
included the geopolitical strategy and transformation
programs in the following areas: the integrated operating
model, the supply chain, customer, technology, and the
people strategy.
We see our customers starting to be more comfortable
about the sustainability of the long-term AI demand, and
together with ongoing progress against strategic
priorities, we maintain confidence in ASML’s long-term
growth and sustainable value creation.

Spotlight: Artificial Intelligence (AI)

The Supervisory Board discussed with the Board of
Management developments and opportunities in the
area of AI. We performed a deep dive as part of our
annual strategy session and discussed ASML’s
partnership with, and investment in, Mistral AI. As
a Supervisory Board we are fully supportive of the
Company’s AI strategy, which is aimed at bringing
important benefits to ASML and our customers.
While the landscape we operate in remains volatile,
we are confident ASML is well-positioned to
effectively harness the AI-driven market momentum.

Market and business developments
Focus areas 2025
•Market outlook, customers and demand drivers
•Update on technology and business developments
across ASML’s main product areas
•Opportunities in AI and advanced packaging
We closely monitored the market and business
developments and saw management address the
challenges related to macroeconomics, semiconductors
and geopolitics as one of its highest priorities. As a
technology leader in the semiconductor industry,
technological progress is one of ASML’s top priorities.
We closely followed the execution of the product and
technology roadmap and are pleased to see ASML
making good progress on further enhancements to our
EUV, DUV and metrology and inspection systems. We
also looked into new business opportunities in areas
such as AI and advanced packaging.
Other areas of focus during 2025 were export controls
and tariffs. We closely followed and discussed with the
Board of Management developments in this area and
the implications for ASML.
We are confident that ASML is well positioned to
continue to deliver long-term growth and stakeholder
value in a sustainable manner.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	96

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board focus in 2025 (continued)

Financial and operational performance

Focus areas 2025

•Annual Results and Annual Report •External audit report •Statutory interim report	•Cash return including dividend policy, final and interim dividend, share buyback program and share cancellation •ERP migration •Cost, flexibility and order lead time

We reviewed the annual and interim Financial
statements, including non-financial information, the
quarterly results and accompanying press releases,
as well as the year-end audits of the US GAAP and
EU-IFRS Financial statements.
As part of the financial updates the Supervisory Board,
assisted by the Audit Committee, reviewed ASML’s
financing and cash-return policies. The Supervisory
Board approved the Board of Management’s proposals
for the final and interim dividends paid in 2025. Furthermore, we monitored the execution of the 2023–2025 share
buyback program. The Supervisory Board also discussed
and approved the 2026-2028 share buyback program,
which was announced on January 28, 2026.

Given the challenging economic climate – and because
ASML decided to support customers and suppliers in
navigating this situation – attention was paid to free
cash flow.
Furthermore, we paid attention to the enterprise
resource planning (ERP) migration program, which
was identified as one of the key focus areas in
strategy execution.
Another area of focus during 2025 was cost and
flexibility. While our outlook for future growth remains
strong, short-term volatility will occur. We reviewed
together with the Board of Management the way to
address challenges related to a down cycle while at the
same time preparing for the upcycle when it occurs,
and we were kept informed about the efforts aimed at
reducing order lead times.

People and organization

Focus areas 2025

•People strategy •Results of employee engagement survey •Operating model •Composition of Board of Management	•Composition of the Supervisory Board •Remuneration Policy for the Board of Management •Remuneration of the Supervisory Board

The topics of people and organization continued to
be key areas of focus for the Supervisory Board – we
believe these are of critical importance for the future
success of ASML, building a great place to work, and
enabling the attraction and development of the right
talent. On several occasions, we were provided with
updates on Human Resources and Organization
(HR&O). Topics covered included the People Strategy,
progress made on the ASML leadership program, the
results of the annual employee engagement survey
and inclusion and diversity (I&D).
Specific attention was paid to evaluating the ASML
operating model following the changes in the customer
and supply chain organizations in 2023 and 2024 and
ASML’s leadership transition in 2024. The Supervisory
Board also advised the Board of Management in
relation to the intended changes in the Technology and
IT organizations as announced on January 28, 2026.

The Supervisory Board also discussed in their plenary
meetings the composition and remuneration of the
Board of Management and the Supervisory Board.
Detailed information about these topics can be found
in the reports of the Selection and Nomination
Committee and the Remuneration Committee.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	97

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board focus in 2025 (continued)

Deep dive: Technology – 3D device integration

As a Supervisory Board, we also reviewed industry
needs and the evolving customer roadmaps. Together
with the Board of Management, we recognize that,
while 2D packaging remains relevant, 3D packaging is
becoming more important. We fully support the Board
of Management entering into this technology. In line
with ASML’s plans to support our customers in the 3D
integration space, we saw ASML shipping its first
product serving the advanced packaging market.
We are pleased with the achievement of this
milestone, and we are proud of our people working
everyday to improve our ASML technology.

Additional topics

Governance and stakeholders

Focus areas 2025

•Supervisory Board evaluation •AGM agenda •Legal and Corporate governance developments	•AGM update •Engagements with stakeholders

We regularly discussed ASML’s relationship with its
shareholders, and Supervisory Board members engaged
with shareholders throughout the year on topics such
as ASML’s strategy and performance, governance and
ESG. The Remuneration Committee engaged with a
variety of shareholders and other stakeholders regarding
remuneration. More information can be found in the
Remuneration Report.
A Supervisory Board delegation held two formal
meetings with the Works Council in 2024, exchanging
views on ASML’s strategy and priorities, and performance
and challenges – in particular related to the growth and
increased complexity of its business, as well as the
challenging external circumstances. In this context,
employee well-being and engagement were also
discussed. During 2025 we also engaged with the
Works Council on specific topics, such as Board of
Management and Supervisory Board remuneration
and we collaborated with the Works Council on the
topic of composition of the Supervisory Board, given
the Works Council’s (enhanced) right of recommendation,
which led to the appointment of Karien van Gennip as
a Supervisory Board member at the 2025 AGM.

We met with one of ASML’s key suppliers in an online
session, and the Chair of the Supervisory Board
attended the annual Suppliers’ Day.
At the end of 2025, we visited two of ASML’s customers
and were informed about their roadmaps, business
development and challenges.
These stakeholder interactions are highly valuable
for the Supervisory Board because they increase
our understanding of ASML’s stakeholders and the
challenges they face. The Supervisory Board also
discussed legal and corporate governance
developments, including the revised Dutch Corporate
Governance Code 2025, which introduced the risk
management statement.

Recurring topics at each Supervisory Board meeting
are a CEO report focusing on market and customer
developments, share price development and investor
perceptions, performance on business priorities including
ESG, a financial update and the Supervisory Board
committee reports.
Other topics considered during Supervisory Board
meetings in 2025 included:
•Compliance with rules and regulations: We monitored
compliance with rules and regulations including the
Dutch Corporate Governance Code and were kept
informed on key legal matters, including developments
in export control regulations.
•Supervisory Board composition, profile and
functioning: We extensively discussed our own
composition, profile and functioning, the composition
and functioning of Supervisory Board committees,
and the composition and functioning of the Board of
Management. More information can be found in the
report of the Selection and Nomination Committee.
•Board of Management composition and performance:
We monitored the performance of the Board of
Management and decided on its remuneration targets
and target achievements. More information can be
found in the reports of the Selection and Nomination
Committee and the Remuneration Committee.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	98

Corporate governance	Supervisory Board report	Remuneration report
Meetings and attendance
The Supervisory Board meets at least four times
per year in accordance with its annual schedule
and whenever the Chair, one or more of its members,
or the Board of Management requests a meeting.
In 2025, the Supervisory Board held nine meetings.
Of these, four were held virtually and five were in
person. Three in-person meetings were held at
ASML's headquarters and two were held offsite in
the Netherlands and in Phoenix, the United States. In
addition, there were several informal meetings, including
educational sessions and interactions among Supervisory
Board and/or Board of Management members.
Supervisory Board meetings and Supervisory Board
committee meetings are held over several days,
ensuring time for review and discussion. At each
meeting, the Supervisory Board members discuss
the goals and outcome of the meeting – as well as
topics such as the functioning and composition of the
Supervisory Board and the Board of Management.
Also discussed during each meeting are the reports
from the different committees of the Supervisory Board.
The Supervisory Board meetings and those of the five
Supervisory Board committees were well attended, as
shown in the table on the right.
In addition to the Supervisory Board members, the

Supervisory Board meeting attendance overview

98%
Attendance rate
Name	Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee	ESG Committee
Nils Andersen (Chair)	9/9	10/10	n/a	4/4	n/a	n/a
Terri Kelly (Vice Chair)	8/9	n/a	7/7	4/4	n/a	n/a
Birgit Conix	9/9	10/10	n/a	n/a	n/a	3/3
Mark Durcan	9/9	n/a	n/a	4/4	5/5	n/a
Warren East	9/9	10/10	n/a	4/4	5/5	n/a
Alexander Everke	9/9	n/a	7/7	n/a	n/a	3/3
Karien van Gennip[1]	7/7	n/a	4/4	n/a	n/a	2/2
Jack de Kreij	9/9	10/10	7/7	n/a	n/a	n/a
An Steegen	8/9	n/a	n/a	n/a	5/5	3/3
Annet Aris[1]	2/2	n/a	3/3	1/1	2/2	n/a

1.Attendance data are reported from each member’s formal date of appointment through the formal end date of their appointment, as applicable. At the AGM held on 23 April 2025, Karien van Gennip was appointed to the Supervisory Board and joined the Remuneration
Committee and the ESG Committee. Annet Aris stepped down per the same AGM.

members of the Board of Management are invited to the
Supervisory Board meetings. All Board of Management
members were present at the Supervisory Board
meetings in 2025. Members of senior management
are regularly invited to provide updates on topics within
their area of expertise, giving the Supervisory Board the
opportunity to become acquainted with a variety of ASML
managers. We consider this very useful in connection
with ASML’s talent management and succession-
planning activities.

Meetings of the Supervisory Board
The majority of the Supervisory Board and
committee meetings held in 2025 were in person,
but the Supervisory Board also met virtually on some
occasions. In addition to plenary discussions, to
optimize interaction, break-out sessions in smaller
groups were organized for the discussion of key
strategic topics. To further maximize the time available
for discussion, preview videos were used alongside
written meeting materials as part of the meeting
preparation process.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	99

Corporate governance	Supervisory Board report	Remuneration report
Composition and skills
The Supervisory Board determines the number of
members required to perform its duties – the minimum
being three members. The Supervisory Board currently
consists of nine members. We attach great importance
to our composition, independence and diversity,
and strive to meet all the associated guidelines and
requirements. To ensure an appropriate and balanced
composition, we spend considerable time on an
ongoing basis discussing our profile, composition
and rotation schedule.
Independence
In order to properly perform our tasks, we consider
it very important that our members are able to act
critically and independently of one another, the
Board of Management and other stakeholders. Our
independence and that of our individual members is
assessed on an annual basis. All current members
of the Supervisory Board are fully independent – as
defined by the Dutch Corporate Governance Code
and under Nasdaq rules.
Diversity
The current composition of ASML’s Supervisory Board
is diverse in terms of gender, nationality, knowledge,
experience and background, and has a suitable level
of experience in the financial, economic, technological,
social and legal aspects of international business.
Read more in Corporate governance – Other Board-related matters

Supervisory Board skills

Board member			General skills					ASML skills

Nils Andersen (Chair)	•	•	•	•		•			•	•
Terri Kelly (Vice Chair)	•		•	•		•			•	•
Birgit Conix	•	•		•	•	•			•	•
Mark Durcan	•	•	•	•		•	•	•	•	•
Warren East	•	•	•	•	•	•	•	•	•	•
Alexander Everke	•	•	•	•	•	•	•	•	•	•
Karien van Gennip	•	•	•	•	•	•
Jack de Kreij	•	•	•	•	•	•	•			•
An Steegen	•			•	•	•	•	•	•	•

	(Former) Executive Board member of (listed) international company	Finance/ governance	Remuneration	Human resources /employee relations	IT/digital /cyber	ESG	Semiconductor ecosystem	Deep understanding of semiconductor technology	High-tech manufacturing/ integrated supply chain management	Business in Asia

(Re)appointments in 2025
The appointment terms of Annet Aris and Birgit Conix
expired at the 2025 AGM. Annet Aris did not stand for
re-election after having served on the Supervisory Board
for ten years. Karien van Gennip was appointed at the
2025 AGM for a four-year term. In addition, Birgit Conix
was reappointed for a second term of four years.

Changes in composition in 2026
At the 2025 AGM, the Supervisory Board gave notice
that the appointment terms of Terri Kelly, Alexander
Everke and An Steegen would expire per the 2026 AGM.
The agenda and explanatory notes for the 2026 AGM will
contain further information about the nominations for
(re)appointment of candidates for the Supervisory Board.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	100

Corporate governance	Supervisory Board report	Remuneration report
Composition and skills (continued)
Induction and training
We have a comprehensive induction program in place
for newly appointed members, designed to ensure they
gain a good understanding of our business and strategy
as well as the key risks we face. This includes meetings
with other Supervisory Board and Board of Management
members, a technology tutorial and detailed presentations
by our business, operational and corporate sectors. A
site visit and factory tour are also part of the program.
In addition to these fixed elements, additional induction
sessions may be planned depending on the wishes of
the members concerned.
As part of its continuing education, the Supervisory
Board is provided with regular deep-dives on a variety
of topics – both in plenary meetings and in the meetings
of the Supervisory Board’s committees, as well as
during dedicated educational sessions. During 2025,
educational sessions were held on semiconductor
industry trends, as well as on selected suppliers
and customers.
Furthermore, external speakers or advisers attended
various meetings to provide outside-in views on topics
such as technology developments, geopolitics and
executive remuneration.
The Supervisory Board also performed site visits, as
described in more detail in other parts of this Supervisory
Board report. The picture on the right relating to the
opening of our new technical training academy in
Phoenix was taken during such a site visit.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	101

Corporate governance	Supervisory Board report	Remuneration report
Evaluation
We greatly value the structural and ongoing evaluation

Evaluation process 2025

1	Self-assessment	2	Process	3	Internal outreach	4	Feedback	5	Actions and follow-up

	Supervisory Board and Selection and Nomination Committee agree on the scope and approach of the review.	The process focuses on the internal evaluation of the functioning of the Supervisory Board and its Committees.		The Supervisory Board and the Board of Management complete online surveys, which are followed by 1-1 sessions with individual Supervisory Board members.		The Supervisory Board and Board of Management consider the outcome of the evaluation, assessing the effectiveness of its practices and functioning.		New initiatives to improve the Supervisory Board’s effectiveness are identified and actioned, becoming part of next year’s evaluation process.

	Evaluation themes	•SB composition •SB meetings and support		•SB dynamics (including with the BoM) •SB Chair		•SB committees •Strategic oversight		•Risk oversight •Change and forward outlook

process as a means of ensuring continuous improvement
in our ways of working. Each year, assisted by the
Selection and Nomination Committee, we evaluate
the composition, competence and functioning of the
Supervisory Board and its committees, the relationship
between the Supervisory Board and the Board of
Management, its committees, its individual members
and the chairs of both the Supervisory Board and its
committees, the composition and functioning of the
Board of Management and its individual members,
and the education and training needs of the Supervisory
Board and Board of Management members.
In principle, the Supervisory Board evaluation is
performed once every three years with the support of an
external adviser. In the other two years, we use a written
questionnaire for self-assessment followed by one-to-one
meetings between the Chair and individual members.
The 2025 evaluation of the Supervisory Board and
its committees was facilitated internally. The process
consisted of completion of an online survey, followed
by interviews with all individual Supervisory Board
members. The main evaluation themes were Supervisory
Board composition, meetings and support, dynamics,
strategic and risk oversight and priorities for change and
outlook. The functioning of the SB Committees was also
assessed, and a review was performed of the Chair’s
performance. The Board of Management members
performed an upward review of the Supervisory Board.
The results of the Supervisory Board evaluation were
discussed in a Supervisory Board-only session in early
2026. Also, a joint session between the Supervisory
Board and the Board of Management session was held
to reflect on the core findings. Finally, the Supervisory
Board Chair conducted one-to-one meetings with
individual Supervisory Board members to reflect on the
functioning of the Supervisory Board and ways to further
enhance it going forward.
The conclusion of the 2025 evaluation was that the
Supervisory Board remains highly effective, with strong
governance fundamentals, robust committee coverage,
and a culture of trust, open dialogue, and constructive
challenge, both within the Supervisory Board as well as
with the Board of Management, that supports rigorous
strategic and risk oversight. Key areas of improvement
relate to agenda setting, sharpening pre‑reads and
continuous education (for example on AI, geopolitics,
and markets). Succession planning for Supervisory
Board and Board of Management was identified as a
continuous focus point, alongside reviewing the Supervisory
Board profile in order to further enhance capabilities in
innovation, the semiconductor ecosystem, Asia experience
and geopolitics. Another focus point was further expanding
stakeholder engagement, with resulting insights integrated
into strategy and risk agendas.
The Board of Management evaluated its own
functioning in 2025, focusing on its role, responsibilities
and performance collectively, and on the functioning of
its individual members – as well as in light of the changes
in the Board of Management that became effective at the
2024 AGM. This evaluation took place in offsite meetings
throughout the year. Important aspects addressed include
the Board of Management’s strategic focus, stakeholder
involvement, people and organization, Board dynamics
and Board of Management organization.
The overall conclusion was that ASML continues to
have a well-functioning Board of Management and that
the focus on key strategic topics further increased over
the last 12 to 18 months. The functioning of the Board
of Management and its individual members was also
discussed with the Supervisory Board and its Selection
and Nomination Committee.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	102

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees

Supervisory Board

Audit Committee	ESG Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee
Assisting in overseeing the integrity and quality of our financial reporting and the effectiveness of risk management and controls	Overseeing the ESG sustainability strategy and performance aimed at sustainable, long- term value creation	Overseeing the development and implementation of the remuneration policies, in cooperation with the Audit and Technology Committee	Assisting with the preparation of the selection criteria and appointment procedures for the Supervisory Board and Board of Management	Providing advice with respect to our technology plans required to execute the business strategy
4	4	4	4	3
Members	Members	Members	Members	Members

Read more on page 103 >	Read more on page 106 >	Read more on page 117 >	Read more on page 108 >	Read more on page 110 >
The Supervisory Board has five standing committees,
with members appointed by the Supervisory Board
from among its members. The full Supervisory Board
remains responsible for all decisions including those
prepared by its committees.
The five committees of the Supervisory Board prepare
and support the decision-making of the full Supervisory
Board. In the plenary Supervisory Board meetings, the
chairs of the committees report on the items discussed
in the committee meetings. In addition, the meeting
documents and minutes of the committee meetings are
available to all Supervisory Board members, enabling the
full Supervisory Board to make appropriate decisions.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	103

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
The Audit Committee is provided with all relevant

Audit Committee

The Audit Committee assists the Supervisory Board in overseeing the integrity and quality of our financial reporting and the effectiveness of the internal risk management and internal control systems.

Members
Jack de Kreij (Chair)
Amidst geopolitical uncertainty and market volatility, we focused on disciplined risk management and resilience in support of ASML's long-term value creation.”	Nils Andersen
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
Main responsibilities
Advising the Supervisory Board in relation to:
•Overseeing the integrity and quality of ASML’s
Financial statements and sustainability disclosures,
and submitting proposals to ensure such integrity
•Overseeing the accounting, financial and
sustainability reporting processes and the audits
of the Financial statements
•Overseeing the effectiveness of our internal risk
management and control systems, including
compliance with the relevant legislation and
regulations, and the effect of codes of conduct
•Overseeing the integrity and effectiveness of our
system of disclosure controls and procedures, and
our system of internal controls over financial and
sustainability reporting
•Overseeing the external auditor’s qualifications,
independence and performance, and determining
its compensation
•Overseeing the functioning of Internal Audit
•Overseeing the financing strategy and cash-flow
developments
Recurring agenda topics
•Financial update incl. financing policy
•Review of the quarterly financial results and
press release
•Accounting and internal control
•Risk, Business Assurance & Security
•External audit
•Internal audit
•Disclosure Committee report
•Legal matters report
•Ethics and compliance
Attendance
In addition to the members of the Audit Committee,
the external auditor and the internal auditor have a
standing invitation for Audit Committee meetings
and attended all such meetings in 2025. The CEO,
CFO, Head of Finance, Head of Risk and Business
Assurance & Security, Corporate Chief Accountant,
Chief Legal Officer, and Head of Internal Audit are
generally invited to the meetings.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	104

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
Audit Committee meetings in 2025
The Audit Committee meets at least four times a year
and always before the publication of the quarterly, half-
year and annual financial results. In 2025, the Audit
Committee held nine meetings.
Financials
In 2025, the Audit Committee focused, among other
matters, on financial reporting – most particularly the
review of ASML’s annual and interim reports, including
the annual and interim Financial statements and the
Sustainability statements. The Audit Committee also
closely monitored the progress and discussed the
outcomes of the year-end US GAAP and EU-IFRS
audits. The quarterly results and the accompanying
press releases were reviewed before publication.
On a quarterly basis, the Audit Committee was provided
with accounting updates by the Corporate Chief
Accountant, highlighting the main accounting matters
relevant for the quarter. A recurring item of focus of the
Audit Committee in this regard is revenue recognition,
as this is a complex accounting matter; identification of
distinct performance obligations in volume purchase
agreements has been identified as a critical audit matter
by the external auditor. Other important elements of the
Audit Committee’s quarterly procedures included the
discussion of the observations of the external auditor in
relation to the accounting matters, as well as the report
by the Disclosure Committee on the accuracy and
completeness of the quarterly disclosures. Throughout
the year, specific accounting topics were addressed in
depth. Semi- annual in-depth balance sheet reviews
were also performed.
The operational and financial short- and long-term
performance of ASML was discussed extensively,
looking at various performance scenarios and their
impact on ASML’s results and cash generation.
Particular attention was paid to the developments in
the semiconductor industry and those related to our
customers, and the impact on ASML’s cash generation.
Geopolitical challenges and in particular the potential
impact of increasing export control restrictions and tariffs on ASML’s business was another topic of focus.
The Audit Committee reviewed and provided the
Supervisory Board with advice regarding the long-term
financial plan, the financing of ASML and ASML’s cash-
return policy. Topics specifically discussed included
the execution of the share buyback program and the
proposed final dividend payment in respect of the
2024 financial year and the interim dividends for the
financial year 2025, which were approved by the
Supervisory Board following recommendation by
the Audit Committee. Attention was also paid to free
cash flow, not only during the planned meetings but
also in dedicated deep-dive sessions.
Risk management and internal control
Throughout 2025, the Audit Committee closely
monitored risk management and the risk management
process, including the timely follow-up of high-priority
actions based on quarterly progress updates. Key focus
areas of the Audit Committee included those risks
showing an upward trend and merging risks. The Audit
Committee also reviewed the functioning of the Risk,
Business Assurance & Security function and provided
recommendations to enhance the risk reporting to the
Audit Committee and Supervisory Board. The Audit
Committee oversaw the annual internal control process,
with a focus on scoping, materiality levels, updates
to the internal control framework, the testing of design
and effectiveness, and management’s assessment of
ASML’s internal control over financial reporting and
disclosures. The observations made by Internal Audit
and the external auditor on the design and effectiveness
of internal controls were also discussed. The Audit
Committee discussed the newly introduced best practice
provision to include a risk management statement in the
statutory annual report and reviewed the text of ASML’s
risk management statement, related annual report
disclosures, and its substantiation.
Ethics, business integrity and compliance
We recognize that acting with the highest standards
of integrity is vitally important to value creation for
our stakeholders and the long-term success of ASML.
The Audit Committee received quarterly Legal &
Compliance reports, which also cover Ethics and
Business Integrity. During 2025, a dedicated deep
dive session on ASML’s regulatory compliance
program was held. This session was also attended
by non-Audit Committee members of the Supervisory
Board. An annual update on fraud and fraud risk
management was provided.
Internal audit
At the end of 2024 the Audit Committee approved
the annual Internal Audit plan 2025. During the year,
the Audit Committee was kept updated on the progress
of the internal audit activities on a quarterly basis, and
reviewed the results of audits performed and the status
of the follow-up on action plans. The Audit Committee
also discussed the internal management letter and
monitored follow-up by the Board of Management
on the recommendations.
In early 2025, the Audit Committee reviewed the internal
audit charters.
At the end of 2024, a new Head of Internal Audit
was appointed by the Board of Management, effective
February 1, 2025. Before making the appointment,
a positive recommendation from the Audit Committee
and approval of the Supervisory Board was obtained.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	105

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
External audit
At the 2023 AGM, PricewaterhouseCoopers Accountants
N.V. (‘PwC’) was appointed as the external auditor for
the reporting year 2025. At the 2025 AGM, PwC was
appointed as the external auditor to perform a limited
assurance engagement and issue an assurance report
on the Sustainability statements for the reporting years
2025 and 2026.
In early 2025, the Audit Committee reviewed the 2025
external audit plan, including scoping, materiality level
and fees. Following a positive recommendation from
the Audit Committee, the Supervisory Board formally
approved the 2025 external audit plan. The Audit
Committee also approved the 2025 assurance plan
related to sustainability reporting.
Since 2025 was the first year in which PwC performed
the financial audit and the sustainability assurance, the
Audit Committee closely monitored the progress of the
audit and assurance work, including review of the
observations made throughout the year.
The Audit Committee also oversaw the activities of PwC
in the area of internal controls, which were discussed
during a periodic internal control update.
The Audit Committee evaluated the performance of the
external auditor in early 2026. This included a review of
its independence.
Sustainability reporting
The Audit Committee spent time discussing
sustainability reporting in view of compliance with
the ESRS. The Audit Committee also closely followed
developments related to sustainability reporting
requirements, including the EU Omnibus Regulation and
the Quick Fix Delegated Act.
Other topics
Other topics discussed by the Audit Committee in 2025
included tax developments and their potential impact
on ASML.
The Audit Committee also performed a deep dive
review of ASML’s security program and the progress
made in the execution of the security roadmap.
On a quarterly basis, the Audit Committee reviewed
pending legal matters.
The Audit Committee also performed an annual review
and update of its Rules of Procedure.
Following the in-person Audit Committee meetings,
the internal and external auditor each meet with the
Audit Committee without management present to
discuss their views on the matters warranting the
attention of the Audit Committee. This may include
their relationship with the Audit Committee, the
relationship with the Board of Management and any
other matters deemed necessary to be discussed.
The Audit Committee also held regular one-to-one
meetings with the CFO.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	106

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
ESG Committee meetings

ESG Committee

The ESG Committee advises the Supervisory Board in carrying out its governance and oversight responsibilities with regard to sustainability, environmental, social and governance matters.

Members
Birgit Conix (Chair)
ASML continues to embrace ESG responsibly and pragmatically, safeguarding compliance with evolving regulations.”	Alexander Everke
An Steegen
Karien van Gennip

The ESG Committee may be supported by external experts as well as those from within ASML, who act as advisers on the subjects reviewed and discussed.
Birgit Conix
Chair of the ESG Committee
The ESG Committee meets at least twice a year
and more frequently when deemed necessary.
Main responsibilities
Assisting and advising the Supervisory Board in relation
to its governance and oversight responsibilities related to:
•The ESG sustainability strategy, including the various
sub-themes of the ESG sustainability strategy and the
associated double materiality assessment.
•The integration of ESG in the company and the ESG
sustainability strategy.
•The periodic assessment and evaluation of ASML’s
ESG sustainability performance and progress against
its objectives.
•The relationships as related to ESG matters and
engagement with ASML’s stakeholders.
•The (impact of) external ESG matters and developments
relevant for ASML, and the general evolution of the
ESG landscape.
Recurring agenda topics
•ESG strategy and performance
•ESG governance
•ESG compliance
Attendance
In addition to the ESG Committee members, the CEO,
the CFO and the Head of ESG Sustainability have a
standing invitation to attend ESG Committee meetings.
Internal experts and external advisers may also be invited
to attend when deemed necessary. Advisers do not have
voting rights.
ESG Committee meetings in 2025
In 2025, the ESG Committee held three meetings.
Each meeting covered updates on the latest
developments in the area of ESG and feedback from
the relevant ESG benchmarks. Furthermore, the
performance on the ESG KPIs and ESG-related
targets in the long-term incentive (LTI) of the Board
of Management and ASML’s senior management
were discussed. Finally, ESG compliance remains
a key focus area for every meeting.
In each of the ESG Committee meetings, a deep
dive review was performed of one of the topics included
in ASML’s ESG sustainability strategy. One of the deep
dive sessions centered around collaboration in the
semiconductor industry. It covered why collaboration
is needed on ESG sustainability and reviewed current
initiatives, including the Semiconductor Climate
Consortium and its 2025 priorities. Another deep dive
review was performed on supply chain emissions in light
of ASML’s ambition to become greenhouse gas neutral in
the supply chain by 2030. Finally, a deep dive review was
performed on I&D. In this deep dive the ESG Committee
was updated on the progress of the three-year I&D
program that started in 2024. The deep dive further
touched on key focus areas and steps toward the
further execution of the I&D strategy.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	107

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
Supervisory activities in the area of ESG sustainability
The overview on this page shows how the oversight of
ESG matters by the Supervisory Board has been divided
between the Supervisory Board and its sub-committees.
The ESG Committee’s in-depth discussions on ESG and
the subsequent reporting of the main points of these
discussions to the full Supervisory Board are seen as
very valuable, as they further strengthen the Supervisory
Board’s oversight over ESG matters.

Supervisory activities in the area of ESG sustainability

Supervisory Board Oversight of overall company strategy aimed at sustainable long-term value creation and company performance, including ESG aspects

Audit Committee	ESG Committee	Remuneration Committee	Selection and Nomination Committee	Technology Committee

Non-financial reporting, ESG internal controls and assurance	Oversight of ESG strategy (execution) and performance	ESG metrics as part of executive remuneration	Corporate governance leadership development and succession including diversity	Product and technology roadmap- related ESG matters/ programs (e.g. EUV energy efficiency)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	108

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
Main responsibilities

Selection and Nomination Committee

The Selection and Nomination
Committee assists the
Supervisory Board in relation
to its responsibilities regarding
the composition and functioning
of the Supervisory Board and
the Board of Management, and
the monitoring of corporate
governance developments.

Members
Nils Andersen (Chair)
This year we prioritized leadership continuity and an enhanced board composition by adding Marco Pieters as CTO, with his intended appointment to the Board of Management in 2026.”	Warren East
Mark Durcan
Terri Kelly

Each member is an independent member of our Supervisory Board, in accordance with the Nasdaq Listing Rules.
Nils Andersen
Chair of the Selection and Nomination Committee
Advising the Supervisory Board in relation to:
•Preparing the selection criteria and appointment
procedures for members of the Supervisory Board and
Board of Management, and the supervision of the Board
of Management’s policy in relation to the selection and
appointment criteria for senior management.
•Periodically evaluating the scope and composition of
the Board of Management and the Supervisory Board,
and proposing the profile of the Supervisory Board.
•Periodically evaluating the functioning of the Board
of Management and the Supervisory Board, and their
individual members.
•Preparing the Supervisory Board’s decisions for
appointing and reappointing members of the Board
of Management and proposing (re)appointments of
members of the Supervisory Board.
•Drawing up a plan for the succession of the members of
the Board of Management and the Supervisory Board.
•Monitoring and discussing developments in
corporate governance.
Selection and Nomination Committee meetings
in 2025
The Selection and Nomination Committee meets at
least once a year and more frequently when deemed
necessary. In 2025, the Committee held four meetings.
Recurring agenda topics
•Role, composition and functioning of the
Board of Management
•Role, composition and functioning of the
Supervisory Board
•Corporate governance
Attendance
In addition to its members, the CEO and the EVP HR&O
are regularly invited to attend (parts of) its meetings. An
external adviser is also invited to attend the meetings
when deemed necessary.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	109

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
Composition, role and responsibilities of the Board
of Management
In 2025, the Selection and Nomination Committee
focused on ASML’s governance, its functioning and
the composition of the Board of Management. Per the
2026 AGM, the terms of the positions of the CFO and
COO would come to an end. After careful considerations
on the approach, timing and composition, the Selection
and Nomination Committee acknowledged it to be in
ASML’s best interests to re-appoint Roger Dassen for a
new four-year term and to re-appoint Frédéric Schneider-
Maunoury for a two-year term. In addition, after thorough
deliberations with the Board of Management, there was
a desire to appoint a new CTO to enhance the Board
of Management profile, optimizing the roles and
responsibilities. Technology plays a vital role within ASML
and its future and adding such function to the Board of
Management is important for our continued focus driving
technology forward. Marco Pieters has been appointed
as ASML CTO by the Board of Management and the
Supervisory Board intends to appoint CTO Marco Pieters
to the Board of Management at the 2026 AGM. The
Selection and Nomination Committee furthermore
devoted significant time to evaluate the leadership
structure implemented in the previous year and can
conclude that the process has been successful. As the
Selection and Nomination Committee, we are confident
that ASML will continue to lead the global lithography
market. The current and envisaged Board of
Management is well positioned to sharpen our
responsiveness to customer needs and to consistently
deliver high‑performance products and services.
The Supervisory Board also regularly discussed
succession planning with respect to the Board of
Management, safeguarding ASML’s leadership for
the future.
Composition, role and responsibilities of the
Supervisory Board
This year, the Selection and Nomination Committee
spent a time discussing the Supervisory Board’s
composition, profile and rotation schedule, particularly
the appointment and reappointment of Supervisory
Board members to fill vacancies both in the short and
longer term. The Supervisory Board profile, as last
amended in 2024, was assessed during the evaluation of
the Supervisory Board.
In early 2025, the Selection and Nomination Committee
advised the Supervisory Board on the nominations for the
appointment of Karien van Gennip and reappointment of
Birgit Conix. Birgit Conix was reappointed by the General
Meeting for a consecutive term, in line with the nomination
made by the Supervisory Board. Annet Aris' term ended per
the date of the 2025 AGM.
The Selection and Nomination Committee also
discussed changes to the composition of the Supervisory
Board effective per the 2026 AGM. Per this date, the
terms of Terri Kelly, Alexander Everke and An Steegen
will expire. The agenda and explanatory notes for the
2026 AGM will contain further information about the
nominations for the (re)appointment of candidates for the
Supervisory Board.
Changes to Supervisory Board committees in 2025
The Selection and Nomination Committee also discussed
the composition of the Supervisory Board committees.
As per the 2025 AGM, several changes were made due
to the retirement of Annet Aris and the appointment of
Karien van Gennip.
Read more in Corporate governance – Supervisory Board report –
Composition and skills
Annual evaluation
Furthermore, the Selection and Nomination Committee
spent a considerable amount of time preparing the
2025 self-evaluation of the Supervisory Board. The self-
evaluation was performed in Q4 and the results were
subsequently discussed with the Supervisory Board.
More information about the evaluation process and
outcome can be found in the dedicated section on
evaluation in this Supervisory Board report.
Read more in Corporate governance – Supervisory Board
report – Evaluation
Corporate governance
As part of its responsibility to monitor corporate
governance developments, the Selection and
Nomination Committee discussed developments
in the area of corporate governance in general,
including the developments related to the Dutch
Corporate Governance Code, the corporate governance
aspects of (emerging) legal requirements related to
ESG, and matters of interest to investors and
shareholder organizations. The implementation of the
Risk Management Statement, as required by the
revised 2025 Corporate Governance Code, was
primarily addressed and discussed in the Audit
Committee.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	110

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)
Technology Committee meetings in 2025

Technology Committee

The Technology Committee advises the Supervisory Board with respect to the technology plans required to execute our business strategy.

Members
Mark Durcan (Chair)
In Q4 2025, the Technology Committee visited ASML's facility in San Diego, US.”	Warren East
An Steegen

The Technology Committee is supported by external
experts and those from within ASML, who act as
advisers on the subjects reviewed and discussed.
External experts may include representatives of
customers, suppliers and partners – increasing the
Committee’s understanding of the technology and
research required to develop our leading-edge systems.

Mark Durcan
Chair of the Technology Committee
In general, the Technology Committee meets at
least twice a year and more frequently when deemed
necessary. In 2025, the Technology Committee held
five meetings.
Main responsibilities
Assisting and advising the Supervisory Board in relation to:
•Advising on technology trends, the study of
potential alternative strategies, the technology
strategy, product roadmaps, required technical
resources and operational performance in research
and development (R&D).
•Making recommendations to the Supervisory Board
on technology-related projects with respect to ASML’s
competitive position.
•Discussing the technology targets set to measure
short- and long-term performance and related
achievements, and advising the Remuneration
Committee on this topic.
Recurring agenda topics
•Status of individual technology targets
•Setting mid- and long-term technology-related targets
•Technical strategy review of the business
Attendance
In addition to the Technology Committee members,
the Committee’s external and internal advisers regularly
attended its meetings. Advisers do not have voting rights.
Review of technology programs
As in previous years, the Technology Committee’s
primary focus in 2025 was on the review of the execution
and implementation of technology programs and
roadmaps in EUV 0.55 NA, EUV 0.33 NA, DUV, metrology
and inspection systems, and computational lithography.
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
The meeting in Q1 was dedicated to the achievements
within metrology and inspection systems, and
computational lithography. The Technology Committee
was presented with a recap of the achievements in
2024, the strategic priorities, the execution challenges,
the competitive landscape and the opportunities in that
respect – and the growth projection toward 2030, looking
at the strategic focus areas within the metrology and
inspection systems, and computational lithography
landscape. In addition, updates were provided on
computational lithography, optical metrology and e-beam
metrology, and how the holistic lithography approach
can further improve performance for our customers.
In Q2, the main focus of the meeting was on the
Development & Engineering domain of ASML, including
its Research and System Engineering departments.
The Technology Committee was informed on how
these departments play a pivotal role in the innovation
process and how they work together on technological
developments within ASML. Furthermore, the departments
provided an in-depth view on their portfolio and internal
organization structure. Also, the Corporate Intellectual
Property department provided an insight into value
models and strategy principles.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	111

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board committees (continued)

Spotlight: Visit to San Diego – US

Q&A with Patrick O’Keeffe
CEO Cymer

Q:	What was your key objective for the Technology Committee visit?
Patrick O’Keeffe: Together, we set out to show the Technology Committee what we do in San Diego, the lithography light source center of excellence for ASML and how it all came about.

Q:	What topics did you discuss with the Technology Committee?

Patrick O’Keeffe: We shared an overview of our
people, products, and programs; updated the
Technology Committee on the business, and
explained how Cymer operates independently from
ASML yet remains closely connected in our work.

Q:	What stands out to you when you look back on the visit?

Patrick O’Keeffe: It was very valuable to interact with
the Technology Committee during their visit to ASML’s
San Diego site and to exchange perspectives on the
important work that we are doing and on how Cymer
contributes to ASML’s overall technology and
manufacturing network.

The Q3 meeting was fully dedicated to the DUV business.
Special attention was paid to the overall strategy, market
developments and positioning and the technology
roadmap – with special attention paid to the
customer’s perspective.
In Q4, the Technology Committee visited ASML’s
facility in San Diego, US. During this two-day meeting,
the Technology Committee primarily focused on the
achievements and challenges in ASML’s EUV 0.55 NA
and EUV 0.33 NA segments, as well as on the contributions
of the site in San Diego to ASML’s overall technology and
manufacturing network. On the first day, the Technology
Committee was led through the product roadmaps for
both EUV 0.55 NA and EUV 0.33 NA, the related
programs focusing on the cost of technology, and the
achievements on overall productivity. The second day
of the visit to San Diego was focused on providing insight
on the history of the site and the special position
Cymer holds in the ASML ecosystem. Furthermore,
the developments and achievements of the San Diego
site in both DUV and EUV technology were discussed –
and the Technology Committee was provided with a
tour through the cleanroom at the San Diego facility.
The Technology Committee’s in-depth technology
discussions and the subsequent reporting of the main
points to the full Supervisory Board increases the
Supervisory Board’s understanding of our technology
requirements. It also enables the Supervisory Board to
adequately supervise the strategic choices we face,
including our investment in R&D.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	112

Corporate governance	Supervisory Board report	Remuneration report
Financial statements and profit allocation
The Financial statements of ASML for the financial year
2025, as prepared by the Board of Management, have
been audited by PwC. The auditor’s report can be found
in the section Financial statements. All members of the
Board of Management and the Supervisory Board have
signed the 2025 Financial statements.
We recommend that our shareholders adopt the Board
of Management’s proposal to make a final dividend
payment of €2.70 per ordinary share. Together with the
interim dividends paid in respect of the 2025 financial
year, which add up to €4.80 per ordinary share, this
leads to a total dividend of €7.50 per ordinary share
for the year 2025.
Finally, we would like to extend a word of thanks to
the Board of Management and all ASML employees
for their continued commitment and hard work during
this dynamic year.
The Supervisory Board:
Nils Andersen, Chair
Terri Kelly, Vice Chair
Birgit Conix
Mark Durcan
Warren East
Alexander Everke
Karien van Gennip
Jack de Kreij
An Steegen
Veldhoven, February 25, 2026

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	113

Corporate governance	Supervisory Board report	Remuneration report
In conversation with Terri Kelly
Chair of the Remuneration Committee
Chair of the Remuneration
Committee, Terri Kelly, outlines
the work carried out in the past
year to ensure that the company’s
remuneration policies continue
to be competitive and aligned
with strategy, while taking into
consideration the views
of stakeholders.

Q	What were the main achievements of the Remuneration Committee in 2025?
Our most significant workstream was finalizing
the update of the Board of Management
Remuneration Policy. Besides several
updates, we further enhanced both the
short- (STI) and long-term (LTI) incentives,
and it was gratifying to see these gain
shareholders’ approval at the 2025 AGM.
The new policy enables us to select
performance measures that are even more
closely aligned with our strategy. For
example, ASML has further sharpened its
focus on customer orientation, and in
addition, we now also use strategic
orientation performance measures linked to
our key business priorities. This enables a
strong linkage between our performance
measures and effective execution as to our
customers need, how well we are meeting
those needs, and how we can do even
better. Another example is the decision to
consider operational priorities – enterprise
resource planning (ERP) implementation,
supply chain enhancements, productivity and
so on – in the STI, leaving the Technology
Leadership Index, with its long-term
perspective, more focused on the LTI.
In addition, we diligently reviewed the
fee structure for the Supervisory Board.
Looking at our AEX peers as a primary
reference point, we decided that there was
a need to increase fees for the Supervisory
Board. This change is well-aligned with our
policy and will help make sure we are able
to attract and retain talented Supervisory
Board members – it also acknowledges the
increased level of complexity and time
commitment in supervising the (execution
of the) strategy and the performance of
ASML, while at the same time taking into
consideration the societal context.

Q	Could you reflect on the outcomes for the STI and LTI this year?
The business has performed well and this
is reflected in the payouts for both incentive
plans. For the STI, performance was between
target and stretch for Customer Orientation
and Strategic Orientation and beyond
stretch for EBIT Margin %, resulting in an
overall pay-out of 142.5% of target. For
the LTI 2023–2025 series, ASML exceeded
target on all performance measures –
Relative Total Shareholder Return (rTSR),
Cash Conversion Rate, Technology
Leadership Index and ESG. The overall
LTI result is a vesting of 137.4% of target.
A key challenge
is to balance
external
competitiveness
with internal and
societal fairness.”
Terri Kelly
Chair of the Remuneration Committee

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	114

Corporate governance	Supervisory Board report	Remuneration report
In conversation with Terri Kelly (continued)
Chair of the Remuneration Committee

Q	How did you engage with stakeholders while developing the new policy for the Board of Management?
A key aspect of our work in the months
leading up to the AGM involved extensive
outreach to ASML’s stakeholders. As
executive remuneration is a sensitive
topic, particularly locally, we engaged
with policy advisers, the Works Council,
various shareholders and shareholder
interest organizations to explain the proposed
changes and our rationale behind them,
and to obtain stakeholder input.
The entire stakeholder engagement process
was enormously helpful and led to a number
of changes to our initial proposals. This
helped build mutual respect and goodwill
because it underlined our commitment to
listen and to take on board the views
of stakeholders.
Of course, seeking the views of stakeholders
is not only important when we’re working
through a policy update. We maintain
regular and ongoing dialogue to better
understand questions and potential
concerns as they arise and fine-tune our
performance measures accordingly.

Q	What role does the Remuneration Committee play in attracting and retaining the right talent on the Board of Management?
One of the key challenges for the
Remuneration Committee is to balance
external competitiveness with internal and
societal fairness. Only taking input from our
global peer group could lead to a much more
financially aggressive approach, particularly
regarding the LTI. Our aim is to provide a
remuneration package that is competitive in
the relevant labor market, while at the same
time being aware of societal trends and
perceptions. It’s a tough but vital balance to
strike – we do not want to contribute to the
escalation that can happen when everyone
takes part in a race to the top.
Board of Management members also
acknowledge this sensitivity, and the
need to take into account societal trends
and perceptions as we establish our
pay practices. While we strive to be as
competitive as possible, we also recognize
that remuneration is not the only factor that
attracts and retains talent at ASML. The
chance to make a real difference to the
world of innovation and impact to society
as a whole is also a relevant element.

Q	How is remuneration of the Board of Management linked to pay for the broader ASML workforce?
It is important to understand that although
our Remuneration Policy only directly
impacts a small group, there is alignment
between the performance measures and
target levels set for the Board of Management
and the broader ASML workforce.
We also look at the pay progression across
the broader organization to ensure there is
fairness and alignment in our pay practices.
In this way, there is consistency as people
move through the levels from senior
management to the Board of Management
and a steady progression. So although our
main role is to look at matters at the top
executive level, our engagement with the
Works Council has included discussions on
pay grades below the Board of Management
and how these align with the Board
of Management.

Q	What were the key findings of the societal benchmark that was recently carried out?
Working in close collaboration with the
Works Council, the Remuneration Committee
recently performed an updated societal
benchmark analysis. This serves as additional
consideration in assessing societal support
regarding the remuneration policies.
We updated the list of benchmark organizations,
but given the disparate types of institutions
and the nature of the work, it is only useful to
look at the relative pay progression across
the group. The outcome of the 2025 study
was that the Board of Management’s and
Supervisory Board’s pay progression positions
within the range of the societal benchmark
group, while the pay progression of the lowest
and average pay grades exceeded the higher
end of the range.

Q	How did you deal with the inclusion and diversity performance measures following the issuance of the US Executive Order, given the differences between the US and Europe?
At ASML, we remain fully committed to
fostering inclusion and diversity throughout
our organization. In order to comply with
legal requirements in various regions,
particularly in the US where there are
restrictions affecting US federal contractors,
we have made certain adjustments to our
performance measures. Importantly, in the
Netherlands, we are legally required to set
specific gender diversity targets for the Board
of Management and senior leadership.

Q	Could you reflect on the change to the Committee’s composition in 2025?
With Annet Aris stepping down at the
2025 AGM, we lost a long-term and
knowledgeable contributor. Through two
terms on the Committee, Annet was a key
contributor to our work and I would like to
thank her for her skills and enthusiasm.
We were very pleased with the appointment
of Karien van Gennip as Annet’s successor.
In the months since her appointment at the
AGM, Karien has brought great expertise to
our processes, together with an understanding
of the social context at a local level.

Q	Looking ahead, what is the focus for 2026?
The next 12 months will be a time when we
will concentrate on getting the most out of
the current policies. As always, we will be
keen to challenge ourselves and make sure
that we have incentives in place that make the
most sense, that drive the right behaviors and
deliver performance. Hereby, taking account
alignment with our strategy, external
developments and supporting sustainable
long-term value creation.
Finally, close collaboration with the Board
of Management has long been a hallmark of
how we operate – and I look forward to this
continuing in the months and years ahead.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	115

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration at a glance
Remuneration is one of the key tools to motivate the right talent to continue to achieve our technology roadmap and business priorities

Our remuneration principles for performance support long-term success and sustainable value

Competitiveness	Our remuneration structure and levels intend to be competitive in the relevant labor market, while at the same time taking into account societal trends and perceptions.

Alignment	Our Remuneration Policy is aligned with the short-term and long- term incentive policies for ASML senior management and other ASML employees and takes into account internal relativities.

Long-term orientation	Our Remuneration Policy and incentives focus on sustainable and long-term value creation.

Compliance	Our Remuneration Policy is intended to comply with the principles of good corporate governance.

Simplicity and transparency	Our Remuneration Policy and its execution are as simple as possible and easily understandable to all stakeholders.

Linking remuneration to purpose and strategy

Purpose	Strategy	Incentive measures	Pay for performance

Unlocking the potential of people and society by pushing technology to new limits	Deepen customer trust	Strategic orientation	Remuneration outcomes

Extend our technology and holistic product leadership

Financial measures

Strengthen ecosystem relationships

Customer orientation

Create an exceptional workplace

Technology leadership

Drive operational excellence

ESG measures

Deliver on ESG sustainability

How we performed in 2025

Financial (based on US GAAP)			Non-financial

€32.7bn	€17.3bn	€11.3bn	8.4
Total sales (2024: €28.3bn)	Gross profit (2024: €14.5bn)	Income from operations (2024: €9.0bn)	Technology Leadership Index score (2024: 8.0)

€12.7bn	€24.73	€13.3bn	78.9%
Net cash provided by operating activities (2024: €11.2bn)	Earnings per share (2024: €19.25)	Cash and cash equivalents and short- term investments at year end (2024: €12.7bn)	Employee engagement score (three-year rolling average) (2024: 78.9%)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	116

Corporate governance	Supervisory Board report	Remuneration report
Remuneration at a glance (continued)

We aim to align the total remuneration for our Board of Management to our business strategy through a combination of fixed pay and short- and long- term incentives, underpinned by stretching targets.

€24.3m
Total remuneration

142.5%
STI pay-out (% of target)

137.4%
LTI pay-out (% of target)

46:1
CEO vs. average per FTE

Total remuneration 2025 (€’000s)

Christophe D. Fouquet
7,021

Frédéric J.M. Schneider-Maunoury
4,366

Roger J.M. Dassen
4,350

Wayne R. Allan
4,463

James (Jim) P. Koonmen
4,083

Remuneration summary (€’000s)

Base salary	Pension and other benefits	STI	LTI

Stakeholder engagement in 2025

During 2025, we consulted with our large shareholders and other stakeholders, as well as with our Board of Management. Engagements took mainly place prior to the 2025 AGM.

Shareholders
Number of organizations met	9
Number of meetings	12
Percentage of issued share capital owned[1]	20.5%

Shareholders representatives and proxy advisers
Number of organizations met	3
Number of meetings	6

Works Council
Number of organizations met	1
Number of meetings	>5

1.Average based on the issued share capital and share positions at the time of the AGM record date, March 26, 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	117

Corporate governance	Supervisory Board report	Remuneration report
Remuneration Committee
Main responsibilities

Remuneration Committee

The Remuneration Committee advises the Supervisory Board and prepares the Supervisory Board’s resolutions with respect to the remuneration of the Board of Management and the Supervisory Board.

Members
Terri Kelly (Chair)
The updated policy further enables the Committee to select performance measures to drive sustainable long-term value creation.”	Karien van Gennip
Alexander Everke
Jack de Kreij

Each member is an independent, non-executive member
of our Supervisory Board in accordance with the
Rules of procedure of the Remuneration Committee.
Ms. Kelly is neither a former member of our Board of
Management, nor a member of the management board
of another listed company. Currently, no member of
the Remuneration Committee is a member of the
management board of another Dutch listed company.

Terri Kelly
Chair of the Remuneration Committee
Advising the Supervisory Board in relation to:
•Overseeing the development and implementation
of the Remuneration Policy for the Board of
Management and preparing the Supervisory
Board Remuneration Policy.
•Reviewing and proposing to the Supervisory Board
corporate goals and objectives relevant to the variable
part of the Board of Management’s remuneration.
•Carrying out scenario analyses of the possible
financial outcomes on the variable remuneration
of meeting these goals, as well as exceeding these
goals, before proposing these corporate goals and
objectives to the Supervisory Board for approval.
•Evaluating the performance of the members of
the Board of Management in view of those goals
and objectives and – based on this evaluation –
recommending to the Supervisory Board appropriate
compensation levels for the members of the Board
of Management.
•Staying apprised of external pay practices and the
effectiveness of our Remuneration Policy and
performance measures in attracting and retaining top
talent.
Recurring agenda topics
•Remuneration of the Board of Management
•Remuneration of the Supervisory Board
•Setting performance measures and targets for short-
and long-term incentives and monitoring progress
•Monitoring market developments
Attendance
Alongside the Remuneration Committee members, the
Committee invites the EVP HR&O and the Vice President
Global Rewards to participate in its meetings, while the
CEO and CFO are asked to join as needed for specific
topics. The Remuneration Committee’s external adviser
is also invited to attend the Remuneration Committee
meetings when deemed necessary.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	118

Corporate governance	Supervisory Board report	Remuneration report
Remuneration Committee (continued)
Remuneration of the Board of Management
In Q1 2025, the Remuneration Committee, supported
by an external advisor, finalized its extensive review of
the Remuneration Policy for the Board of Management.
Hereby, the Remuneration Committee’s challenge was to
balance external competitiveness with internal and
societal fairness. Prior to the submission of the proposed
Remuneration Policy to the General Meeting, the
Remuneration Committee engaged extensively with
various stakeholders to obtain their perspectives – this
included ASML’s shareholders, shareholder interest
organizations, proxy advisors and the Works Council. For
more information about the stakeholder feedback,
reference is made to the 2025 AGM page on our website.
On April 23, 2025, the Supervisory Board, upon
recommendation of the Remuneration Committee,
proposed to the General Meeting to amend the
Remuneration Policy of the Board of Management.
The new Remuneration Policy for the Board of
Management was adopted with 91.43% support at
the 2025 AGM. An overview of the 2025 Remuneration
Policy, including the implementation thereof in 2025,
can be found in this Remuneration Report.
Staying true to ASML’s commitment to fostering an
inclusive workplace where everyone can thrive while
respecting laws and regulations wherever we do business,
the Supervisory Board, upon advice from the Remuneration
Committee, following the US executive order 141731,
decided to modify the running LTI plans for the Board of
Management, in line with the modifications made for other
senior and executive management. For members of the
Board of Management outside the US, gender diversity
performance measures are calculated excluding US
employees. For the Board of Management member based
in the US, such performance measures are omitted and an
increased weighting is applied on the Employee
engagement and Inclusion score. For more information in
this regard, reference is made to the Board of Management
– LTI paragraph of this Remuneration Report.
The Remuneration Committee made recommendations to
the Supervisory Board concerning the total remuneration
package of the Board of Management. The Remuneration
Committee proposed 2025 targets for the Board of
Management’s variable remuneration to the Supervisory
Board. During the year, the Remuneration Committee
closely monitored the Board of Management’s performance,
providing recommendations to the Supervisory Board
regarding the achievement of the 2025 targets and related
compensation levels for the Board of Management members.
In proposing and evaluating the Board of Management’s
performance in relation to the corporate goals and
objectives for the variable remuneration of the Board of
Management members, the Remuneration Committee
closely cooperates with the Audit Committee, the ESG
Committee and the Technology Committee.
In line with the 2025 Remuneration Policy for the Board
of Management and following the Remuneration Committee’s
recommendation, the Supervisory Board approved a 4%
increase to base salaries for all Board of Management
members. The on-target levels for the STI 2026 for all
Board of Management members remain unchanged. For
the LTI 2026-2028, the on-target levels are increased to
300% for the President and CEO, 275% for the CFO and
250% for the other Board of Management members. The
CFO position has evolved beyond traditional finance
topics towards a broader strategic role. Hence, it was
decided to differentiate the on-target LTI level for this role compared to other Board of Management members.
The Remuneration Committee has taken note of
the views of the individual members of the Board of
Management with regard to the amount and structure
of their remuneration.
The shareholding positions of the Board of Management
members were reviewed by the Remuneration Committee
in order to assess compliance with the updated share
ownership guideline as included in the Remuneration
Policy for the Board of Management.
The Remuneration Committee engaged the external auditor
to perform certain agreed-upon procedures regarding the
reported performance by the Board of Management on
the STI Plan 2025 and LTI Plan 2023-2025.
The Remuneration Committee also prepared the
Remuneration Report, which details the remuneration
of members of the Supervisory Board and the Board
of Management. Transparency around remuneration
continues to be a topic of focus for the Remuneration
Committee and in 2025 we made further efforts to improve
the transparency and readability of the Remuneration
Report. For example, we integrated the overview of the
2025 Remuneration Policy with the disclosure on how
we implemented the Remuneration Policy in 2025.
Remuneration of the Supervisory Board
Within the Supervisory Board Remuneration Policy
2023 framework, the Remuneration Committee
reviewed the Supervisory Board fee structure and
levels in accordance with the bi-annual benchmark
of the Supervisory Board remuneration. Following this
review, the Supervisory Board proposed to the 2025
AGM to increase base membership and committee
fees and remove the fixed-expense allowance. The
new Supervisory Board fee structure and levels were
adopted with 98.17% support at the 2025 AGM. An
overview of the Supervisory Board 2025 fee structure
and levels, can be found in this Remuneration Report.
Societal benchmark
In the context of the changes to the Board of
Management and Supervisory Board remuneration
policies in 2022 and 2023 respectively, the Works
Council raised the topic of societal support regarding
executive remuneration. To follow up on this topic, a
societal benchmark analysis was conducted in 2023 by
a delegation of the Remuneration Committee working in
close collaboration with the Works Council, supported
by the Remuneration Committee’s external adviser.
The outcome of the 2023 societal benchmark
(consisting of companies of social relevance in the
Netherlands and that have comparable and consistent
remuneration disclosure) was that, overall, ASML’s
relative pay progression is well aligned to the societal
benchmark group.
In 2025, following the changes to the Board of
Management’s and Supervisory Board’s remuneration
and in line with ASML’s intention to perform this
societal benchmark periodically going forward, to
serve as additional consideration in assessing societal
support, the Remuneration Committee – working in
close collaboration with the Works Council – performed
an updated societal benchmark analysis.
The outcome of the 2025 societal benchmark was that
the Board of Management’s and Supervisory Board’s
pay progression positions within the range of the societal
benchmark group, while the pay progression of ASML’s
lowest and average pay grades outpaced that of the
benchmark group.
1.ASML presents in this Annual Report its diversity and inclusion policies and targets for, and progress on achieving, gender diversity as required by Dutch law and its Diversity and Inclusion Policy adopted by the BoM pursuant to requirements of Dutch law. The US executive order 14173 (EO)
titled, “Ending Illegal Discrimination and Restoring Merit-Based Opportunity”, took effect on April 21, 2025. Our diversity targets and key performance indicators (KPIs) do not apply to ASML’s US operations or employees. In addition, certain programs and initiatives do not apply to ASML’s US employees to the extent they would conflict with the EO or other applicable law, regulation or orders. The comparative data (including baselines figures) reported herein capture ASML’s employees worldwide.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	119

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration

In this section of the Remuneration report, we provide an overview of the Remuneration Policy for the Board of Management, which was adopted by the General Meeting on April 23,
2025 and has been applicable as of January 1, 2025. It also contains information about the high level implementation of the Policy for 2025.
The full Policy can be found in the Governance section of our website.

Remuneration as a strategic instrument

Remuneration as a strategic instrument
The Remuneration Policy supports the strategy,
long-term interests, and sustainability of the
Company – as well as ASML’s challenge to drive
technology, serve our customers and aim to satisfy
our stakeholders is core to the Remuneration Policy.
The Supervisory Board ensures that the Policy
and its implementation is aligned to our strategic
priorities. This is achieved through setting
performance measures and targets with respect
to variable remuneration that are linked to our
short-and long-term ambitions.
The Policy enables ASML to attract, motivate and
retain qualified (industry) professionals to define
and achieve our strategic goals. This is reflected
by determining a remuneration structure and
remuneration levels that intend to be competitive
in the relevant labor market, while at the same time
being aware of societal trends and perceptions.
Therefore, the Policy acknowledges the internal
and external context as well as our business needs
and sustainable long-term strategy, encouraging
behavior focused on sustainable long-term value
creation and the long-term interest and sustainability
of the Company – while intending to comply with
the principles of good corporate governance.
The Remuneration Committee engages
extensively with various stakeholders to obtain
their perspectives when formulating the various
elements of the Remuneration Policy.
These stakeholders include ASML’s shareholders,
shareholder interest organizations, proxy advisors
and the Works Council of ASML Netherlands B.V.

Reference group and market positioning
The Remuneration Policy is built on the
following principles:

Link to strategy / rationale
A remuneration package for the Board of Management
that is competitive compared to the relevant labor
market, with the aim to attract, retain and motivate
talent in all of its diverse markets.

2025 Policy
•A reference group is created to define
the relevant labor market and consists of
companies comparable to ASML in terms of size
and complexity, industry or business profile, data
transparency and geographical area, where

Competitiveness The remuneration structure and levels intend to be competitive in the relevant labor market while taking into account societal trends and perceptions	Alignment The Remuneration Policy is aligned with the short- term and long-term incentive policy for ASML senior management and other ASML employees, taking into account internal relativities

Long-term orientation The Remuneration Policy focuses on sustainable long-term value creation, and incentives aligned accordingly	Compliance The Remuneration Policy is intended to comply with the principles of good corporate governance

Simplicity and transparency The Remuneration Policy and its execution are as simple as possible and easily understandable to all stakeholders members of the Board of Management could be
recruited to and from.
•The median market level may serve as a
reference in determining the level of remuneration
for the Board of Management
•A comprehensive market benchmark of the
Board of Management remuneration is typically
conducted every two years.
•To ensure the reference group remains
appropriate, the Supervisory Board reviews
the composition of the reference group prior
to each comprehensive market benchmark.

2025 Implementation
Reference group composition (as defined for 2025)
European companies with focus on long-term technology / industrial engineering / R&D	ABB Airbus Dassault Systèmes Medtronic	Novartis Philips Roche Safran	SAP Siemens Schneider Electric
Semiconductor manufacturing / design companies	Broadcom Intel Micron Technology	Qualcomm STMicroelectronics Infineon Technologies	NXP Semiconductors
Semiconductor equipment	Applied Materials	KLA Corporation	Lam Research

The 2025 remuneration for all Board of Management members, positions below the median level of the reference group.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	120

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Key elements of the 2025 Remuneration Policy for the Board of Management
Short-term incentive (STI)

Link to strategy / rationale

Base salary	Short-term incentive (STI)	Long-term incentive (LTI)	Retirement and other benefits	Total remuneration

Total direct compensation (TDC)
Ensure a balanced focus on both financial
and non-financial performance of ASML in
the short term, fueling long-term success.

2025 Policy
STI refers to the annual, performance-based
cash incentive.
The STI target level is set at a maximum of
150% of base salary.
Threshold performance will result in a pay-
out of 50% of STI target level. Maximum (or
higher) performance will result in a capped
pay-out of 150% of STI target level. Below
threshold performance, there is no pay-out.

STI performance measure weighting
Base salary

20-40%

Link to strategy / rationale	2025 Policy	2025 Implementation

Attract, motivate and retain qualified industry professionals for the Board of Management in order to define and achieve strategic goals.
The base salary constitutes the main fixed
element of the remuneration package and
is derived from, among others, the market
benchmark as well as the aimed TDC
positioning. Base salaries are reviewed
annually by the Supervisory Board.
Increased with 4% compared to 2024, leading to the following base salaries for 2025:

60-80%

Base salaries 2025
CEO	€1,125,100
Other BoM member*	€784,000

*$849,323 for J.P. Koonmen. We refer to the ‘Total remuneration Board of Management’ table in this regard.

Weight
Financial measures	60-80%
Non-financial measures	20-40%

2025 Implementation

STI target levels

CEO
Other BoM members

STI performance measure weighting

40%

60%

Weight
Financial measures	60%
Non-financial measures	40%
A detailed breakdown of the STI 2025 pay-
out levels can be found in section ‘Short-
term incentive 2025’ of this report.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	121

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Long-term incentive (LTI)

Link to strategy / rationale
Contribute to our long-term interests, using
performance measures which balance the
interest of our investors, the financial
success of ASML and the continuation of
technological advancement, while taking
into account the environmental, social and
governance aspects of the company.

2025 Policy
The LTI refers to a performance and share-based
incentive, based on which performance shares
are conditionally granted on an annual basis.
The LTI target level is set at a maximum of
350% of base salary (450% in business-critical
situations). Shares will become unconditional
depending on the achievement of predetermined
performance targets during a three-year period,
after which a two-year holding period applies.
Threshold performance will result in a vesting of
around 37.5% of LTI target level (depending on
applicable Relative TSR weighting). Maximum
(or higher) performance will result in a capped
vesting of 200% of LTI target level. Below
threshold performance, there is no vesting.

LTI performance measure weighting

20-40%

20-30%

30-50%

Weight
Relative TSR	20-30%
Financial strategic value drivers	30-50%
Non-financial measures	20-40%
The combination of Relative TSR and financial
strategic value drivers will not be less than
60% of the total weighting in any plan cycle.

2025 Implementation

LTI 2025-2027 target levels

CEO
Other BoM members

LTI 2025-2027 performance measure weighting

25%

40%

35%

Relative TSR	25%
Financial strategic value drivers	35%
Non-financial measures	40%
A detailed breakdown of the LTI
2023-2025 vesting levels can be found
in section ‘Vesting under the LTI Plan
2023-2025’ of this report.
Performance driven scenarios
The following table represents the variable pay as a percentage of base salary for the Board of Management in case of maximum, on-target, threshold and below-threshold performance:

		% Variable

2025 levels for maximum performance	P	89%

	M	86%

2025 levels for on target performance	P	81%

	M	77%

2025 levels for threshold performance	P	64%

	M	58%

Below threshold performance	P	00%

	M	00%

P = President and CEO		M = Other members

Base salary	STI	LTI

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	122

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Retirement and other benefits
Share ownership guidelines

Link to strategy / rationale	2025 Policy

Contribute to the competitiveness of the overall remuneration package and create alignment with market practice.	The pension arrangements and other benefits are aimed at reflecting local market practice and may evolve year-over-year.

Link to strategy / rationale	2025 Policy

Requirement for a minimum share ownership by members of the
Board of Management. Ensuring alignment between the interests of the Board of Management members and our sustainable long-term value creation.
•President and CEO: four times annual base salary •Other Board of Management members: three times annual base salary •Five-year period to comply.

2025 Implementation

In 2025, with the exception of Jim Koonmen who participates in the US Employees’ Savings and Retirement Plan, all Board of Management
members participated in the pension arrangement for the Board of Management, based on the ‘excedent’ (supplementary) arrangement for our employees in the Netherlands. It consists of a gross pension element (for the salary below approximately €138,000 minus the threshold)
and a net pension element (for the salary above approximately €138,000).
Expenses reimbursed by ASML in 2025 included company car costs, representation allowances, social security costs, health and disability insurance costs and other benefits which reflect local market practice.

2025 Implementation

The table below show the share ownership guidelines, net number of shares and share ownership ratio of each Board of Management member as per December 31, 2025. All Board of Management members complied with the minimum ownership guidelines per year-end 2025.

Board of Management	Ownership guidelines	2025 base salary (in € thousands)	Number of shares[3]	Ownership ratio[1]
C.D. Fouquet	4x base	1.125	7,040	5.77
F.J.M. Schneider-Maunoury	3x base	784	19,711	23.17
R.J.M. Dassen	3x base	784	6,643	7.81
W.R. Allan	3x base	784	4,239	4.98
J.P. Koonmen[2]	3x base	757	7,621	9.28

1.The Ownership ratio is calculated by multiplying the net number of shares with the share price of €921.40 (based on the Euronext
Amsterdam closing share price of December 31, 2025) and dividing this by the 2025 base salary.
2.James (Jim) P. Koonmen’s Long-Term Incentive (LTI) grants are vested in ASML NY shares (listed on the US Nasdaq). His ownership ratio, calculated based on his 2025 US dollar base salary of $849,323 and the ASML NY share price of $1,069.86 (based on the closing share price of December 31, 2025), is 9.60.
3.Includes vested LTI shares and may include shares acquired outside of ASML’s share plans.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	123

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Remuneration of Board of Management in 2025
The remuneration of the Board of Management for the financial year 2025 is an implementation of and complies with the 2025 Remuneration Policy for the Board of Management. As such, the remuneration of the Board of Management in 2025 contributed to the objectives of the 2025 Remuneration Policy for the Board of Management and, as a result, to our strategy aimed at sustainable long-term value creation. The Supervisory Board carried out a scenario analysis when determining the structure, level and actual pay-outs of Board of Management remuneration for 2025, in accordance with the Dutch Corporate Governance Code. For variable remuneration elements, the Supervisory Board reviews performance measures, target-setting and pay-out levels to understand the possible outcomes on total remuneration of the Board of Management and to ensure appropriate pay-for-performance relationships under different economic scenarios and performance levels. The Supervisory Board believes the current remuneration structure and outcomes are appropriate for 2025 and are aligned with company performance and shareholder experience.

Annual plan 2025	Performance metrics selected	EBIT % Customer Orientation Strategic Orientation	Performance assessment by SB
Base salary
The base salaries of the members of the Board of Management were set at the beginning of 2025. Implementing the
2025 Board of Management Remuneration Policy, 4% base salary increases were applied for the Board of Management in
2025. For a detailed overview, reference is made to the section Total remuneration Board of Management.
Short-term incentive 2025
The financial and non-financial target levels for the STI were set at the beginning of the 2025 financial year in accordance with the 2025 Remuneration Policy for the Board of Management and taking into account the annual plan (forecast) for 2025.
For the STI, the Supervisory Board, taking into consideration our business challenges and circumstances in 2025, decided to select a performance metric focused on profitability:
•EBIT Margin % (non-GAAP measure), measuring Income from operations as percentage of total net sales (based on US GAAP).
In addition, the following non-financial performance metrics applied for the STI in 2025, in accordance with the 2025
Remuneration Policy for the Board of Management:
•Customer Orientation: This metric consisted of five sub-targets measuring ASML’s positioning in the market and its performance in terms of customer experience, customer satisfaction and quality. The sub-targets were:
adoption of multibeam within Metrology & Inspection; DUV Cost and Competitiveness; EUV 0.33 NA maturity; EUV
0.55 NA insertion; and ASML’s Customer Trust Survey.
•Strategic Orientation: This metric consists of four sub-targets measuring the key business priorities that are critical to achieving our strategic objectives. The sub-targets were: Enterprise Resource Planning; High Productivity
Platform; New Product Quality; and Global Supply Chain Development.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	124

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
After the end of the performance period, the Supervisory Board assessed the performance achieved against the targets, in cooperation with the relevant sub-committees: the Technology Committee, Audit Committee, ESG
Committee and Remuneration Committee. The target and actual achievement levels for the STI performance criteria are set out in the table below, excluding information which qualifies as commercially or strategically sensitive. The Supervisory Board considers disclosure of this information not to be in the interest of ASML and its stakeholders. In view of transparency, we report performance for these metrics as percentage of target.

Performance metric	Weight	Performance targets[1]			Actual performance	Pay-out[2] % of target
		Threshold	Target	Stretch
EBIT Margin (%) (Non-GAAP measure)	60%	28.0%	30.5%	33.0%	34.6%	150.0%

Customer Orientation	20%					113.1%
Consisting of the following weighted sub-targets:
Adoption of multibeam	2.5%	*				75.0%
DUV Cost and Competitiveness	2.5%	*				120.0%
EUV 0.33 NA maturity	2.5%	*				110.0%
EUV 0.55 NA insertion	2.5%	*				0.0%
ASML Customer Trust Survey	10%	*				150%

Strategic Orientation	20%					149.2%
Consisting of the following weighted sub-targets:
Enterprise Resource Planning	5%	*				150.0%
High Productivity Platform	5%	*				148.9%
New Product Quality	5%	*				147.9%
Global Supply Chain Development	5%	*				150.0%

Total	100%					142.5%
1.Certain performance targets (*) are not disclosed due to strategic or commercial sensitivity.
2.The pay-out % is based on the pay-out levels as included in the 2025 Remuneration Policy Board of Management.
The 2025 EBIT Margin % (Non-GAAP measure) of 34.6% is calculated as Income from operations of €11,301 million divided by Total net sales of €32,667 million.
The achieved pay-out % for Customer Orientation amounts to 113.1%, which is an increase compared to last year’s performance.
The achieved pay-out % for Strategic Orientation of 149.2% cannot be compared, since 2025 is the first year we measure this performance metric.
The total STI outcome for the current Board of Management results in a cash pay-out of €7.3 million, representing a pay-out as a percentage of target of 142.5%.
Short-Term Incentive 2026
For 2026, the Supervisory Board has decided to apply the following STI performance measures:

Performance metric	Weight
EBIT Margin (%) (Non-GAAP measure)	60%

Customer Orientation	20%
Consisting of the following weighted sub-targets:
Adoption of multibeam	2.5%
DUV Cost and Competitiveness	2.5%
EUV 0.33 NA maturity	2.5%
EUV 0.55 NA maturity	2.5%
ASML Customer Trust Survey	10%

Strategic Orientation	20%
Consisting of the following weighted sub-targets:
Enterprise Resource Planning	5%
Strategic Product Development and Cost of Technology	5%
New Product Quality	5%
Global Supply Chain Development	5%

Total	100%

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	125

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Board of Management Remuneration in 2025 – Long-term incentive
Conditionally granted LTI Plan 2025–2027 in 2025
At the beginning of 2025, approximately 30,481 performance shares were conditionally granted to the current members of the Board of Management who were eligible to participate in the 2025–2027 LTI performance plan.
These conditional grants are based on the maximum-achievable opportunity.

Target-setting process

Review company strategy in line with financial plan	Determine business priorities for upcoming three-year performance period	Determine LTI performance measures for three-year performance period	Finalize long-term financial plan

Step 1	Step 2	Step 3	Step 4

At the beginning of 2025, the Supervisory Board, in line with the recommendation of the Remuneration Committee, selected the performance metrics to be used to measure ASML’s performance related to Relative Total Shareholder
Return (rTSR), Return on Average Invested Capital (ROAIC) (Non-GAAP measure), Technology Leadership Index (TLI)
and ESG performance metrics. The Supervisory Board also set the target levels related to all performance metrics for the 2025–2027 LTI Plan, as listed below. This took into account the long-term product roadmap, ESG goals and long-
term financial plan, thereby ensuring alignment between the various targets and our long-term strategic priorities –
and encouraging behavior focused on sustainable long-term value creation.
For the 2025–2027 LTI Plan, the following performance metrics apply, in accordance with the 2025 Remuneration
Policy for the Board of Management:
•Relative TSR: ASML’s change in New York (NASDAQ) share price plus dividends paid, relative to the TSRs of the other individual companies of the Philadelphia Semiconductor Index (PHLX Semiconductor Index, total return index) over the relevant performance period.
•ROAIC: A non-GAAP measure based on a three-year average by dividing the income after income taxes (at target R&D) by the average invested capital. Average invested capital is calculated by taking the average of total assets minus cash and cash equivalents, short-term investments, total current liabilities and non-current contract liabilities at the start and end of each quarter over three years. Mergers and acquisitions are to be excluded from the evaluation period.
•Technology Leadership Index: As a qualitative metric for the LTI, the Technology Leadership Index consists of targets to be achieved three years ahead, two years ahead and in the coming year. Each year, new targets are defined for the period three years ahead. The targets for two years ahead are based on the prior-year targets
(that were three years ahead at that time) and a correction factor on the score (up or down) depending on whether targets appeared to be easier or more difficult to achieve. The same approach is used for subsequent years. The total score for the Technology Leadership Index over the three-year performance period is the average of the scores over the three years, including the relevant correction factors applied on each year’s score.
•ESG: A measure consisting of three equally weighted sub-targets, both qualitative and quantitative: (1) gender diversity (fueling a more diverse workforce composition, which is a key enabler to our continued success and supports our overall objective of building a diverse talent pool in leadership roles), (2) engagement and inclusion and (3) EUV energy use per wafer pass.
  Taking into account the considerations as elaborated on under Remuneration Committee – Remuneration of the Board of Management, and following US executive order 14173, the non-financial ESG performance metrics were modified (compared to the LTI 2025-2027 performance measures as disclosed in the 2024 Remuneration
Report) as follows:
◦For the Board of Management member based in the US, the gender diversity performance measures are omitted, and an increased weighting is applied on the Employee engagement and Inclusion score (13.33%)
◦For the Board of Management members outside the US, the gender diversity performance measures are calculated excluding US employees.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	126

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
The target levels for the LTI performance metrics are set out in the table below:

Performance metric		Performance targets
	Weight	Threshold	Target	Stretch
Relative TSR	25%	As per Remuneration Policy

ROAIC (2025–2027)[1] (Non-GAAP measure)	35%	35%	50%	65%

ESG Measures	20%
Consisting of equally weighted sub-metrics:
Gender diversity[2]:	6.7%
• % Inflow of women JG 9+ (external and internal inflow)		23%	25%	27%
• % Representation of women in JG 13+		14%	15%	16%
Engagement and inclusion:	6.7%
• Employee engagement (Relative benchmark target vs. top 25% performing companies (3 year rolling))		—4p.p	—2p.p	0p.p
• Inclusion score (Relative benchmark target vs. top 25% performing companies (3 year rolling))		—4p.p	—2p.p	0p.p
EUV energy use per wafer pass (kWh per wafer pass)	6.7%	5.0	4.7	4.5

Technology Leadership Index	20%	4	6	10

Total	100%

Vesting of shares process

Grant date	Vesting period within three years	Vesting date	Holding period two years	End of transfer restrictions

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
2.For members of the Board of Management outside the US, the gender diversity performance measures are calculated excluding US employees. For the Board of Management member based in the US, the gender diversity performance measures are omitted, and an increased weighting is applied on the Employee engagement and Inclusion score.
Modification LTI plans 2023-2025 and 2024-2026 following US executive order 14173
For the Board of Management member based in the US and regarding the LTI 2024-2026, the gender diversity performance measures are omitted, and an increased weighting is applied on Employee engagement.
For the Board of Management members outside the US and regarding LTI 2023-2025 and LTI 2024-2026, the gender diversity performance measures are calculated excluding US employees.
Vesting under the LTI Plan 2023–2025
Following the end of the three-year performance period 2023–2025, the Supervisory Board assessed the performance achieved against the LTI targets, in cooperation with the Technology Committee, Audit Committee, ESG Committee
and Remuneration Committee. The performance metrics that applied to the LTI 2023–2025 Plan were Relative TSR,
Normalized Cash Conversion Rate percentage (Non-GAAP measure) (as strategic value driver), Technology
Leadership Index and ESG, in accordance with the 2022 Remuneration Policy for the Board of Management.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	127

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
The target and actual achievement levels for the LTI performance criteria based on the policy are set out in the table below:

		Performance targets			Actual performance	Pay-out %[2] % of target
Performance metric	Weight	Threshold	Target	Stretch
Relative TSR	30%	115.9%	202.8%	365.4%	203.9%	100.7%

Normalized three-year average cash conversion rate %[1] (Non-GAAP measure)	30%	85.0%	90.0%	95.0%	92.0%	140.9%

Technology Leadership Index	20%	4	6	10	8.4	160.1%

ESG Measures	20%					164.3%
Consisting of the following sub-measures:
Net zero emission (scope 1+2) with minimum compensation	6.7%	<37kt compensation	<30kt compensation	<20kt compensation	19.4	200.0%
Employee engagement (Relative benchmark target vs. top 25% performing companies (3 year rolling))	6.7%	-4%	-2%	0%	-2.3%	93.0%
Total and JG9+ female inflow [3]	6.7%	22%	24%	26%	28.8%	200.0%

Total	100%					137.4%	[4]
1.The Normalized three-year average Cash Conversion Rate % (CCR) (Non-GAAP measure) is calculated by dividing Normalized Free Cash
Flow (Non-GAAP measure) by Net Income (three-year average). Free Cash Flow (Non-GAAP measure) is normalized by excluding early payments received in a certain financial year from customers without a contractual payment obligation in that financial year.
2.The pay-out percentage is based on the pay-out levels as included in the 2022 Remuneration Policy of the Board of Management.
3.For the Board of Management members outside the US, the gender diversity performance metric is calculated excluding US employees. No
LTI Plan 2023-2025 has been granted for the US based Board of Management member in his capacity as such.
4.Total actual performance score of 137.4% is based on weighting of individual performance metrics multiplied by the pay-out percentage.
The total LTI outcome results in a share vesting of 137.4% of target.
Long-Term Incentive Plan 2026–2028
In 2026, the Supervisory Board intends to grant approximately 30,909 performance shares to the current members of the Board of Management for the 2026–2028 LTI performance plan. These conditional grants are based on the maximum-achievable opportunity for 2026 under the 2025 Remuneration Policy for the Board of Management.
For the 2026–2028 performance period, the Supervisory Board has decided to apply the following LTI performance measures and target-setting under the 2025 Remuneration Policy for the Board of Management:

		Performance targets
Performance metric	Weight	Threshold	Target	Stretch
Relative TSR	25%	As per Remuneration Policy

ROAIC (2026–2028)[1] (Non-GAAP measure)	35%	45%	55%	65%

ESG measures[2]	20%
Consisting of the following sub-measures:
EUV EXE:5200C single patterning (kWh per wafer pass, with NXE:3800E multi-patterning as baseline)	5.0%	8.8	8.6	8.4
Localization of service part repair, reducing related logistics emissions by up to 26% annually (% of service parts that were sent for repair locally)	5.0%	50%	60%	70%

Gender diversity:	5.0%
• % Inflow of women JG 9+ (external and internal inflow)		24%	26%	28%
• % Representation of women in JG 13+		15.5%	16.5%	17.5%

Engagement and inclusion:	5.0%
• Employee engagement: delta between ASML and benchmark 3 year rolling average (benchmark is top 25% performing companies)		—4p.p.	—2 p.p.	0 p.p.
• Inclusion: delta between ASML and benchmark 3 year rolling average (benchmark is top 25% performing companies)		—4p.p.	—2 p.p.	0 p.p.

Technology Leadership Index	20%	4	6	10

Total	100%
1.The ROAIC 2026–2028 (Non-GAAP measure) is based on a three-year (2026-2028) average by dividing the income after income taxes (at target
R&D) by the average invested capital. Average invested capital is calculated by taking the average of total assets minus cash and cash equivalents, short-term investments, total current liabilities and non-current contract liabilities at the start and end of each quarter over three years. Mergers and acquisitions will be excluded from the evaluation after the LTI period. We believe that ROAIC is a meaningful measure because it quantifies our effectiveness in generating returns relative to the capital invested in our business over the past three years.
2.For the Board of Management member based in the US, the gender diversity performance metrics are omitted, and an increased weighting is applied on the Employee engagement and Inclusion score.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	128

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Total remuneration Board of Management
The remuneration of the members of the Board of Management based on incurred accounting expenses in 2025, 2024 and 2023 is included in the table below (amounts are in € thousands).
The accounting expenses of the remuneration reported as LTI is evenly distributed over the three-year vesting period of each share award. The accounting expenses are divided into market-based and non-market-based elements.
For the non-market based elements, the accounting expense is based on the maximum-achievable payout during the first two years of the vesting period. In the third and final year of the vesting period, the share award’s estimate is adjusted to reflect the actual payout. The market-based element is accounted for at the target payout.

Board of Management member	Financial year	Base salary	Pension	Other benefits		Total fixed	% Fixed	STI	LTI		Total variable	% Variable	Ratio fixed/variable	Total remuneration
C.D. Fouquet[1]	2025	1,125	181	72		1,378	19.6%	2,405	3,238		5,643	80.4%	0.24	7,021
	2024	979	111	63		1,153	21.2%	1,532	2,747		4,279	78.8%	0.27	5,432
	2023	725	82	56		863	24.5%	883	1,773		2,656	75.5%	0.32	3,519
F.J.M. Schneider-Maunoury	2025	784	171	59		1,014	23.2%	1,229	2,123		3,352	76.8%	0.30	4,366
	2024	754	161	51		966	23.0%	1,026	2,217		3,243	77.0%	0.30	4,209
	2023	725	148	45		918	25.7%	883	1,773		2,656	74.3%	0.35	3,574
R.J.M. Dassen	2025	784	146	68		998	22.9%	1,229	2,123		3,352	77.1%	0.30	4,350
	2024	754	133	60		947	22.6%	1,026	2,217		3,243	77.4%	0.29	4,190
	2023	725	121	56		902	25.4%	883	1,773		2,656	74.6%	0.34	3,558
W.R. Allan[2]	2025	784	138	189	[5]	1,111	24.9%	1,229	2,123		3,352	75.1%	0.33	4,463
	2024	754	133	163	[5]	1,050	26.9%	1,026	1,821		2,847	73.1%	0.37	3,897
	2023	492	82	38		612	29.6%	599	860		1,459	70.4%	0.42	2,071
J.P. Koonmen[3,4]	2025	757	12	433	[5]	1,202	29.4%	1,186	1,695	[6]	2,881	70.6%	0.42	4,083
	2024	516	8	206	[5]	730	31.1%	702	915		1,617	68.9%	0.45	2,347

Total Board of Management	2025	4,234	648	821		5,703	23.5%	7,278	11,302		18,580	76.5%	0.31	24,283
	2024	3,757	546	543		4,846	24.1%	5,312	9,917		15,229	75.9%	0.32	20,075
	2023	2,667	433	195		3,295	25.9%	3,248	6,179		9,427	74.1%	0.35	12,722
1.Christophe D. Fouquet was appointed as President and CEO of ASML on April 24, 2024.
2. Wayne R. Allan was appointed as a member of the Board of Management on April 26, 2023.
3. James (Jim) P. Koonmen was appointed as a member of the Board of Management on April 24, 2024.
4. James (Jim) P. Koonmen is remunerated in US dollars. In 2025, his US dollar-denominated equivalent of his cumulative base salary as a member of the Board of Management was $849,323 (€756,747). His 2025 Short-Term Incentive (STI) payout is calculated based on his US dollar-
denominated equivalent cumulative base salary, resulting in a total of $1,331,314 (€1,186,202).
5. Wayne R. Allan (2025: €120,911, 2024: €102,867) and James (Jim) P. Koonmen (2025: €384,784, 2024: €177,055) received compensation to address the effects of double taxation in both the Netherlands and the United States.
6. As a member of the Board of Management, (Jim) P. Koonmen received LTI grants in 2024 and 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	129

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Total remuneration former Board of Management
Peter Wennink and Martin van den Brink are no longer part of the Board of Management, as they retired as Presidents from ASML on April 24, 2024.

Former Board of Management member	Financial year	Base salary	Pension	Other benefits	Total fixed	% Fixed	STI	LTI	Total variable	% Variable	Ratio fixed/variable	Total remuneration
P.T.F.M. Wennink[1,2,3]	2024	345	82	119	546	10.9%	494	3,953	4,447	89.1%	0.12	4,993
	2023	1,040	248	61	1,349	22.7%	1,400	3,192	4,592	77.3%	0.29	5,941
M.A. van den Brink[1,2]	2024	345	82	111	538	10.8%	494	3,953	4,447	89.2%	0.12	4,985
	2023	1,040	248	59	1,347	22.7%	1,400	3,192	4,592	77.3%	0.29	5,939
Total former Board of Management	2024	690	164	230	1,084	10.9%	988	7,906	8,894	89.1%	0.12	9,978
	2023	2,080	496	120	2,696	22.7%	2,800	6,384	9,184	77.3%	0.29	11,880
1.On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML. They are still eligible for the performance shares awarded under the LTI plans for the years 2022, 2023 and 2024, which will vest based on the performance criteria outlined in their grant letters. Their 2024 LTI plan has been granted on a prorated in time basis to reflect end of term. Consequently, the remaining associated LTI expenses have been recognized over the remaining service period, from the announcement of their retirement on November 30,
2023, until their actual retirement on April 24, 2024.
2.In 2025, a release of accounting expenses upon vesting was recorded linked to the LTI plan for 2023-2025 amounting to €692,465 individually, in order to reflect the actual payout.
3.An amount of €618,372 is payable in 2026 for the tax levy payable to the Dutch tax authorities by the Company pursuant to Article 32bb of the Dutch wage tax act.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	130

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Share-based payments
Performance-based share-based remuneration for current members of the Board of Management is disclosed in the table below. Fractional shares are rounded to full shares for reporting purposes.

				Of market-based element		Of non-market-based elements
Board of Management member	Grant date	Status	Full control	Number of shares at target	Fair value at grant date	Number of shares at target	Fair value at grant date	Total number of shares at target	Total number of shares at maximum (200%)	Vesting date	Number of vested shares on publication date[3]	Year-end closing share price in year of vesting[3]	End of lock-up date
C.D. Fouquet	4/23/25	Conditional	No	1,157	918.9	3,472	567.2	4,629	9,258	1/1/28	n/a	n/a	1/1/30
	1/23/24	Conditional	No	1,065	939.9	2,485	692.7	3,550	7,100	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[1]	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	3,348	921.4	1/1/28
	4/29/22	Unconditional	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
F.J.M. Schneider-Maunoury	4/23/25	Conditional	No	660	918.9	1,979	567.2	2,639	5,278	1/1/28	n/a	n/a	1/1/30
	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[1]	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	3,348	921.4	1/1/28
	4/29/22	Unconditional	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
R.J.M. Dassen	4/23/25	Conditional	No	660	918.9	1,979	567.2	2,639	5,278	1/1/28	n/a	n/a	1/1/30
	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[1]	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	3,348	921.4	1/1/28
	4/29/22	Unconditional	No	483	596.0	1,126	533.5	1,609	3,217	1/1/25	2,128	678.7	1/1/27
	1/22/21	Unconditional	No	717	635.6	1,670	454.9	2,387	4,774	1/1/24	3,763	681.7	1/1/26
W.R. Allan	4/23/25	Conditional	No	660	918.9	1,979	567.2	2,639	5,278	1/1/28	n/a	n/a	1/1/30
	1/23/24	Conditional	No	668	939.9	1,559	692.7	2,227	4,453	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[1]	No	731	901.9	1,706	603.4	2,437	4,874	1/1/26	3,348	921.4	1/1/28
J.P. Koonmen[2]	4/23/25	Conditional	No	673	918.9	2,020	567.2	2,693	5,386	1/1/28	n/a	n/a	1/1/30
	1/23/24	Conditional	No	676	939.9	1,578	692.7	2,255	4,509	1/1/27	n/a	n/a	1/1/29
1.The LTI plans that were granted on January 27, 2023 became unconditional after the vesting date on January 1, 2026.
2. James (Jim) P. Koonmen’s share-based remuneration is based on ASML NY shares (Nasdaq stock exchange). The fair value of his 2025 Long-Term Incentive (LTI) grant for the marked-based element is $1,040.8 and for the non-marked-based elements is $642.5.
3. Multiplying the number of vested shares by the year-end closing share price gives the total value of vested shares for that year, reflecting their worth using that year's closing price.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	131

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Performance-based share-based remuneration for former members of the Board of Management is disclosed in the below table. Fractional shares are rounded down to full shares for reporting purposes.

				Of market-based element		Of non-market-based elements
Former Board of Management member	Grant date	Status	Full control	Number of shares at target	Fair value at grant date	Number of shares at target	Fair value at grant date	Total number of shares at target	Total number of shares at maximum (200%)	Vesting date	Number of vested shares on publication date[3]	Year-end closing share price in year of vesting[3]	End of lock-up date
P.T.F.M. Wennink[1]	1/23/24	Conditional	No	316	939.9	738	692.7	1,054	2,109	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[2]	No	1,049	901.9	2,447	603.4	3,496	6,991	1/1/26	4,802	921.4	1/1/28
	4/29/22	Unconditional	No	709	596.0	1,655	533.5	2,364	4,727	1/1/25	3,126	678.7	1/1/27
	1/22/21	Unconditional	No	1,053	635.6	2,455	454.9	3,508	7,016	1/1/24	5,531	681.7	1/1/26
M.A. van den Brink[1]	1/23/24	Conditional	No	316	939.9	738	692.7	1,054	2,109	1/1/27	n/a	n/a	1/1/29
	1/27/23	Conditional[2]	No	1,049	901.9	2,447	603.4	3,496	6,991	1/1/26	4,802	921.4	1/1/28
	4/29/22	Unconditional	No	709	596.0	1,655	533.5	2,364	4,727	1/1/25	3,126	678.7	1/1/27
	1/22/21	Unconditional	No	1,053	635.6	2,455	454.9	3,508	7,016	1/1/24	5,531	681.7	1/1/26
1.On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML. They are still eligible for the performance shares awarded under the LTI plans for the years 2022, 2023 and 2024, which will vest based on the performance criteria outlined in their grant letters. Their 2024 LTI plan has been granted on a prorated in time basis to reflect end of term. Consequently, the remaining associated LTI expenses have been recognized over the remaining service period, from the announcement of their retirement on November 30,
2023, until their actual retirement on April 24, 2024.
2.The LTI plans that were granted on January 27, 2023 became unconditional after the vesting date on January 1, 2026.
3.Multiplying the number of vested shares by the year-end closing share price gives the total value of vested shares for that year, reflecting their worth using that year's closing price.
Reasons, criteria and principal conditions for granting shares
ASML has sufficient treasury shares as per December 31, 2025 for the purpose of exercising rights related to performance-based share-based remuneration. For the reasons and criteria for granting the performance shares to each member of the Board of Management, reference is made to the 2025 Remuneration Policy Board of Management and to the section Board of Management Remuneration in 2025 – Long-term incentive as included in this Remuneration
Report. The principal conditions applicable to the 2025 performance shares are described below. These apply to each member of the Board of Management.

Instrument	Performance shares
Grant
Conditional grant on an annual basis based on maximum-achievable opportunity. The number of performance shares to be conditionally awarded is calculated using the volume-weighted average share price during
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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	132

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Relationship between accounted remuneration and company’s performance
The following table provides an overview of the relationship between accounted remuneration and the company’s performance for the past five years:

For the year ended December 31 (€, in thousands)	2021	2022	Change (in %)	2023	Change (in %)	2024	Change (in %)	2025	Change (in %)
Net sales	18,610,994	21,173,448	13.8	27,558,506	30.2	28,262,877	2.6	32,667,251	15.6
Net income based on US GAAP	5,883,177	5,624,209	(4.4)	7,838,994	39.4	7,571,563	(3.4)	9,609,432	26.9
Net income based on EU-IFRS	6,134,595	6,395,775	4.3	8,115,168	26.9	8,348,971	2.9	10,212,993	22.3
ASML share price (closing price on Euronext Amsterdam in €)	706.7	503.8	(28.7)	681.7	35.3	678.7	(0.4)	921.4	35.8
Average number of payroll employees in FTEs	28,223	33,071	17.2	38,805	17.3	41,697	7.5	43,267	3.8
Employee engagement score	78.0%	77.9%	(0.1)	80.3%	3.1	78.4%	(2.4)	78.0%	(0.5)

Remuneration C.D. Fouquet (CEO)[1]	3,137	2,798	(10.8)	3,519	25.8	5,432	54.4	7,021	29.3
Remuneration F.J.M. Schneider-Maunoury	3,158	2,844	(9.9)	3,574	25.7	4,209	17.8	4,366	3.7
Remuneration R.J.M. Dassen	3,800	2,834	(25.4)	3,558	25.5	4,190	17.8	4,350	3.8
Remuneration W.R. Allan[3]	n/a	n/a	n/a	2,071	n/a	3,897	88.2	4,463	14.5
Remuneration J.P. Koonmen[4]	n/a	n/a	n/a	n/a	n/a	2,347	n/a	4,083	74.0
Remuneration P.T.F.M. Wennink (former CEO)[2]	4,820	4,280	(11.2)	5,941	38.8	4,993	(16.0)	n/a	n/a
Remuneration M.A. van den Brink	4,819	4,279	(11.2)	5,939	38.8	4,985	(16.1)	n/a	n/a

Average remuneration per FTE based on US GAAP	122	125	2.5	138	10.4	145	5.1	153	5.5
Average remuneration per FTE based on EU-IFRS	122	118	(3.3)	143	21.2	145	1.4	153	5.5
Internal pay ratio (CEO versus employee remuneration based on US GAAP)[5]	40	34	(15.0)	43	26.5	40	(7.0)	46	15.0
Internal pay ratio (CEO versus employee remuneration based on EU-IFRS)[5]	40	36	(10.0)	42	16.7	40	(4.8)	46	15.0

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
3. Wayne R. Allan was appointed as a member of the Board of Management on April 26, 2023.
4. James (Jim) P. Koonmen was appointed as a member of the Board of Management on April 24, 2024.
5. The calculation of the internal pay ratio is disclosed in the section Relationship between CEO and average remuneration (pay ratio).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	133

Corporate governance	Supervisory Board report	Remuneration report
Board of Management remuneration (continued)
Explanation of changes in company’s performance
versus remuneration
The foregoing table aims to provide insight into our
performance over the past five years and the development
of the remuneration. The metrics net sales, net income and
share price are used to measure performance, as they
are key metrics serving as a good proxy for our general
performance, as well as in view of comparability with other
companies. Actual remuneration may fluctuate year on
year depending on actual STI pay-out in any year, as well
as the vesting of performance shares (LTI) in any year
and the share price at that moment.
We have grown significantly over recent years, which is
not only reflected in the number of employees but also in
terms of performance. Over the last five years, total net
sales increased by 76%, net income increased by 63%
based on US GAAP (66% based on EU-IFRS) and
ASML’s share price increased by more than 30%. This
shows that our performance has improved significantly,
leading to several revisions of the Remuneration Policy
for the Board of Management in past years (last update in
2025), resulting in higher base salaries as well as higher
target levels of STI and LTI.
1.Read more in Sustainability statements — Attractive workplace for all – Metrics table – Annual total remuneration ratio
Relationship between CEO and average remuneration
(pay ratio)
The internal pay ratio consists of the CEO’s total
remuneration (including all remuneration components)
during 2025 of €7,021 thousand, compared to the
average remuneration of all employees. The average
remuneration of all employees was calculated taking into
account the total employee personnel expenses (wages
and salaries + social security expenses + pension and
retirement expenses + share-based payments), divided
by the average number of payroll employees in FTE =
€6,612.8 million divided by 43,267 = €153 thousand. This
ratio has neither been prepared to comply with the Pay
Ratio Disclosure requirements under SEC regulations nor
with the ESRS requirements1. The ratio is based on the
highest-paid individual according to accounting values
consisting of fixed and variable remuneration elements
compared to the average remuneration of all employees
that are in service with the company, which excludes all
other Board of Management members. This calculation
approach brings the ratio in line with the requirements of
the Corporate Governance Code.
The internal pay ratio (CEO versus employee remuneration)
based on US GAAP and EU-IFRS increased to 46:1
in 2025 (2024: 40:1). The increase is mainly the result of
increased expenses for Mr. Fouquet following the 2025
Remuneration Policy for the Board of Management.
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
company level. The Supervisory Board considers the
current build-up and the overall pay ratio to be equitable,
considering our current performance.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	134

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board remuneration
In this section of the Remuneration Report, we provide
an overview of the 2023 Remuneration Policy for the
Supervisory Board, which was adopted by the General
Meeting on April 26, 2023, and has been in force since
April 1, 2023. Additionally, we outline the remuneration
levels adopted by the General Meeting on April 26, 2023,
and April 23, 2025, which are in force from April 1, 2023,
and April 1, 2025, respectively. We provide information
about the implementation of the 2023 Remuneration
Policy in 2025 by giving details of the members’ actual
remuneration in 2025. The 2023 Remuneration Policy
and remuneration levels can both be found in the
Governance section of our website.
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
is also conducted against the international Board of
Management reference group to provide broader
market reference and context.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	135

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board remuneration (continued)
Summary of Remuneration of the Supervisory Board
This table provides an overview of the 2024 and 2025 implementation of the Remuneration Policy for the Supervisory Board as adopted by the 2023 AGM and remuneration levels of the members of the Supervisory Board as adopted at the 2023 AGM and 2025 AGM.

Fixed remuneration

Description in 2023 Remuneration Policy		2024	2025	[1]

Fixed remuneration paid in cash including a base membership fee, committee fees and additional compensation contingent on Supervisory Board members’ activities and responsibilities.	Chair of Supervisory Board	€140,000	€165,000
	Vice Chair of Supervisory Board	€100,000	€125,000
	Member of Supervisory Board	€80,000	€105,000
	Chair Audit Committee	€27,000	€32,000
	Member Audit Committee	€18,000	€22,000
	Chair of other committees	€22,000	€26,000
	Member of other committees	€16,000	€18,000

Extra allowance for intercontinental meetings

Description in 2023 Remuneration Policy		2024	2025	[1]

Extra, fixed allowance paid in connection with additional time commitment for intercontinental travel.	For each meeting that involves intercontinental travel.	€5,000	€5,000

Expenses

Description in 2023 Remuneration Policy		2024	2025	[1]

Expenses incurred in relation to meeting attendance are reimbursed. In addition, a fixed net cost allowance may be granted, covering certain pre-defined out-of-pocket expenses.	Fixed net cost allowance
	Chair of Supervisory Board	€1,980	No longer applicable
	Member of Supervisory Board	€1,380	No longer applicable

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

Loans and guarantees

Description	Value
No (personal) loans or guarantees or the like will be granted.	Not applicable

Shares and share ownership

Description	Value

No (rights to) shares are granted by way of remuneration. Any holding of ASML shares is for the purpose of long-term investment. Any trading activity is subject to our Insider Trading Rules.	Not applicable

Other arrangements

Description	Value

(Re)appointment based on Dutch law and our Articles of Association. No clawback, severance or change in control arrangements is in place.	Not applicable

1.Adopted by the 2025 AGM and applicable as from April 1, 2025, onwards.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	136

Corporate governance	Supervisory Board report	Remuneration report
Supervisory Board remuneration (continued)
Remuneration of the Supervisory Board in 2025
Overview of the remuneration of the Supervisory Board members based on incurred accounting expenses over the last five years (amounts are in € thousands):

Supervisory Board member	Membership fees 2025	Committee fees 2025	Allowances 2025[1]	Ratio fixed/variable 2025	Total remuneration 2025	Total remuneration 2024	Total remuneration 2023	Total remuneration 2022	Total remuneration 2021
N.S. Andersen	159	46	5	1.0	210	187	123	n/a	n/a
T.L. Kelly	113	43	15	1.0	171	129	137	126	107
B.M. Conix	99	46	5	1.0	150	126	109	99	63
D.M. Durcan	99	43	15	1.0	157	144	137	126	112
D.W.A. East	99	52	10	1.0	161	120	119	99	93
J.P. de Kreij	99	48	5	1.0	152	129	85	n/a	n/a
A.F.M. Everke	99	35	5	1.0	139	118	104	66	n/a
A.L. Steegen	99	35	10	1.0	144	118	109	66	n/a
C.E.G. van Gennip	72	25	10	1.0	107	n/a	n/a	n/a	n/a
Total	938	373	80	1.0	1,391	1,071	923	582	375
1.Allowances consist of fixed-expense allowances (until April 1, 2025) and allowances for intercontinental meetings.
No pay has been granted in 2025 pursuant to the ‘Remuneration in special circumstances clause’ as included in the 2023 Remuneration Policy for the Supervisory Board. No variable pay has been granted to the current and former members during the last five years. The remuneration of the Supervisory Board is not directly linked to the performance of ASML, in line with the remuneration principles set out in the 2023 Remuneration Policy for the Supervisory Board.
Remuneration of former Supervisory Board members
Overview of the remuneration awarded to the former Supervisory Board members in 2025, 2024 and 2023 (amounts are in € thousands):

Former Supervisory Board member	Total remuneration 2025	Total remuneration 2024	Total remuneration 2023
A.P. Aris	48	154	152
G.J. Kleisterlee	n/a	n/a	61
R.D. Schwalb	n/a	n/a	37
Total	48	154	250

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	137

Corporate governance	Supervisory Board report	Remuneration report
Other Information
Total remuneration
The total annual remuneration for the members of
the Board of Management and the Supervisory Board
members (current and former) during 2025 amounts
to €25.7 million (2024: €31.3 million).
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
the Supervisory Board.
No severance payments were granted to members of the
Board of Management and the Supervisory Board in 2025.
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
No variable remuneration has been clawed back
during 2025.
Deviations
In 2025, no deviations took place from the decision-
making process for the implementation of the applicable
remuneration policies for the Board of Management
and the Supervisory Board and no temporary deviations
took place.
Shareholder voting
At the 2025 AGM, the 2025 Remuneration Policy for
the Board of Management was adopted with 91.43% of
the votes cast in favor of the proposal. Furthermore, the
Supervisory Board fee structure and levels were adopted
with 98.17% of the votes cast in favor.
The Remuneration Report for the financial year 2024
was submitted to the 2025 AGM for an advisory vote.
92.76% of the votes were cast in favor.
This Remuneration Report will be submitted to the 2026
AGM for an advisory vote in line with Dutch law.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	138

General disclosures	Environmental	Social	Governance
Sustainability
statements

139	Limited assurance report of the independent auditor on the Sustainability statements

General disclosures
142	Basis for preparation
144	ESG sustainability governance
146	ESG sustainability at a glance
147	Value chain and ecosystem overview
148	Environmental and human rights due diligence
150	Impact, risk and opportunity management

153	Environmental
154	Energy efficiency and climate action
188	Circular economy
203	EU Taxonomy
209	Other disclosures: Water management in our own operations

210	Social
211	Attractive workplace for all
237	Responsible value chain
246	Innovation ecosystem
251	Valued partner in our communities

261	Governance
262	ESG integrated governance

269	Reference table

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	139

General disclosures	Environmental	Social	Governance
Limited assurance report of the independent auditor on the Sustainability statements
To: the General Meeting of Shareholders and the
Supervisory Board of ASML Holding N.V.
Our limited assurance conclusion
Based on the procedures we have performed and the
assurance evidence we have obtained, nothing has come
to our attention that causes us to believe that the
consolidated Sustainability statements (the Sustainability
statements) of ASML Holding N.V. (the Company) for
2025 are not, in all material respects,
•prepared in accordance with the European
Sustainability Reporting Standards (ESRS) as adopted
by the European Commission and in accordance with
the process, carried out by the Company, to identify
the information to be reported pursuant to the ESRS;
and
•compliant with the reporting requirements provided for
in Article 8 of Regulation (EU) 2020/852 (the Taxonomy
Regulation).
The subject matter of our limited assurance
procedures
We have conducted a limited assurance engagement on
the consolidated Sustainability statements of ASML
Holding N.V., Veldhoven, the Netherlands for 2025,
included in section 'Sustainability statements' of the
Annual Report 2025 including the information
incorporated in the Sustainability statements by reference
(hereafter: the Sustainability statements).
In the Sustainability statements, references are made to
external sources or websites. The information on these
external sources or websites is not subject to our limited
assurance procedures for the Sustainability statements.
We therefore do not provide assurance on this
information. Furthermore, in the Sustainability statements
references are made to other sections of the Annual
Report, indicated by 'read more in'. The information
included in these other sections, except for the
information incorporated by reference as identified in
section 'Reference table' in the Sustainability statements,
is not subject to our limited assurance procedures.
The basis for our conclusion
We conducted our limited assurance engagement in
accordance with Dutch law, including the Dutch Standard
3810N ‘Assuranceopdrachten inzake
duurzaamheidsverslaggeving’ (assurance engagements
relating to sustainability reporting), which is a specific
Dutch Standard that is based on the International
Standard on Assurance Engagements (ISAE) 3000
(Revised) ‘Assurance engagements other than audits or
reviews of historical financial information’.
Our responsibilities under this standard are further
described in the section ‘Our responsibilities for the
limited assurance engagement on the Sustainability
statements’ of our report. We believe that the assurance
evidence we have obtained is sufficient and appropriate
to provide a basis for our conclusion.
Our independence and quality management
We are independent of ASML Holding N.V. in accordance
with the ‘Verordening inzake de onafhankelijkheid van
accountants bij assuranceopdrachten’ (ViO, Code of
ethics for professional accountants, a regulation with
respect to independence) and other relevant
independence regulations in the Netherlands.
Furthermore, we have complied with the ‘Verordening
gedrags- en beroepsregels accountants’ (VGBA, Dutch
Code of Ethics).
PwC applies the applicable quality management
requirements pursuant to the ‘Nadere voorschriften
kwaliteitsmanagement’ (NVKM, regulations for quality
management) and the International Standard on Quality
Management (ISQM) 1 and accordingly maintains a
comprehensive system of quality management including
documented policies and procedures regarding
compliance with ethical requirements, professional
standards and other relevant legal and regulatory
requirements.
Inherent limitations in preparing the
Sustainability statements
In reporting forward-looking information in accordance
with the ESRS, the Board of Management of the
Company is required to prepare the forward-looking
information based on disclosed assumptions about
events that may occur in the future and possible future
actions by the Company. The actual outcome is likely to
be different since anticipated events frequently do not
occur as expected. Forward-looking information relates
to events and actions that have not yet occurred and may
never occur.
The comparability of sustainability information between
entities and over time may be affected by the lack of
historical sustainability information in accordance with
the ESRS and by the absence of a uniform practice on
which to draw, to evaluate and measure this information.
This allows for the application of different, but
acceptable, measurement techniques, especially in the
initial years.
The quantification of greenhouse gas emissions is
subject to inherent limitations because of evolving
methods and knowledge underlying emission factors and
other assumptions, including for those sourced from third
parties.
Responsibilities for the Sustainability
statements and for the limited assurance
procedures thereon
Responsibilities of the Board of Management and the
Supervisory Board for the Sustainability statements
The Board of Management of ASML Holding N.V. is
responsible for the preparation of the Sustainability
statements in accordance with ESRS, including the
development and implementation of the double
materiality process, which is a process to identify the
information reported in the Sustainability statements in
accordance with the ESRS and for disclosing this
process in the Sustainability statements.
This responsibility includes:
•understanding the context in which ASML Holding
N.V.’s activities and business relationships take place
and developing an understanding of its affected
stakeholders;
•the identification of the actual and potential impacts
(both negative and positive) related to sustainability
matters, as well as risks and opportunities that affect,
or could reasonably be expected to affect, the
Company’s financial position, financial performance,
cash flows, access to finance or cost of capital over
the short-, medium-, or long-term;
•the assessment of the materiality of the identified
impacts, risks and opportunities related to
sustainability matters by selecting and applying
appropriate thresholds; and
•making assumptions and estimates that are
reasonable in the circumstances.
The Board of Management is also responsible for
preparing the disclosures in compliance with the
reporting requirements provided in the Taxonomy
Regulation.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	140

General disclosures	Environmental	Social	Governance
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
Furthermore, the Board of Management is responsible for
such internal control as the Board of Management
determines is necessary to enable the preparation of the
Sustainability statements that are free from material
misstatement, whether due to fraud or error.
The Supervisory Board is responsible for overseeing the
Company’s sustainability reporting process including the
double materiality process carried out by the Company.
Our responsibilities for the limited assurance
engagement on the Sustainability statements
Our responsibility is to plan and perform the limited
assurance engagement in a manner that allows us to
obtain sufficient appropriate assurance evidence to
provide a basis for our conclusion.
Our objectives are to obtain a limited level of assurance,
as appropriate, about whether the Sustainability
statements are free from material misstatements, and to
issue a limited assurance conclusion in our report.
Misstatements can arise from fraud or error and are
considered material if, individually or in the aggregate,
they could reasonably be expected to influence decisions
of users taken on the basis of the Sustainability
statements. The procedures vary in nature and timing
from, and are less in extent than for, a reasonable
assurance engagement. The level of assurance obtained
in a limited assurance engagement is therefore
substantially lower than the assurance obtained in a
reasonable assurance engagement.
Our responsibilities in respect of the Sustainability
statements, in relation to the process to identify the
information to be reported in the Sustainability
statements (the process) include:
•Obtaining an understanding of the process, but not for
the purpose of providing a conclusion on the
effectiveness of the process, including the outcome of
the process;
•Considering whether the information identified
addresses the applicable disclosure requirements of
the ESRS; and
•Designing and performing procedures to evaluate
whether the process is consistent with the Company's
description of its process set out in the Sustainability
statements.
Our other responsibilities in respect of the limited
assurance engagement on the Sustainability statements
include:
•Performing risk assessment procedures, including
obtaining an understanding of internal control relevant
to the engagement, to identify where material
misstatements are likely to arise, whether due to fraud
or error; and
•Designing and performing procedures responsive to
where material misstatements are likely to arise in the
Sustainability statements. The risk of not detecting a
material misstatement resulting from fraud is higher
than for one resulting from error, as fraud may involve
collusion, forgery, intentional omissions,
misrepresentations, or the override of internal control.
Summary of procedures performed
The nature, timing and extent of procedures selected
depend on professional judgment, including the
identification of disclosures where material
misstatements are likely to arise in the Sustainability
statements, whether due to fraud or error.
We have exercised professional judgment and have
maintained professional skepticism throughout the
assurance engagement, in accordance with the Dutch
Standard 3810N, ethical requirements and independence
requirements. Our procedures included, amongst others,
the following:
•Performing inquiries and an analysis of the external
environment and obtaining an understanding of
relevant sustainability themes and issues, the
characteristics of the Company, its activities and the
value chain and its key intangible resources to assess
the process to identify the information to be reported
carried out by the Company as the basis for the
Sustainability statements and disclosure of all material
sustainability-related impacts, risks and opportunities
in accordance with ESRS.
•Obtaining through inquiries a general understanding of
the internal control environment, the Company’s
processes for gathering and reporting entity-related
and value chain information, the information systems
and the Company’s risk assessment process relevant
to the preparation of the Sustainability statements and
for identifying the Company’s activities, determining
eligible and aligned activities and preparation of the
disclosures provided for in the Taxonomy Regulation,
without testing the operating effectiveness of controls.
•Assessing the double materiality process carried out
by the Company and identifying and assessing areas
of the Sustainability statements, including the
disclosures provided for in the Taxonomy Regulation
where misleading or unbalanced information or
material misstatements, whether due to fraud or error,
are likely to arise. We designed and performed further
assurance procedures aimed at determining that the
Sustainability statements are free from material
misstatements responsive to this risk analysis.
•Considering whether the description of the process to
identify the information to be reported in the
Sustainability statements made by the Board of
Management appears consistent with the process
carried out by the Company.
•Evaluating the methods, assumptions and data for
developing estimates and forward-looking information.
Assessing whether the Company’s methods for
developing estimates are appropriate and have been
consistently applied for selected disclosures. Our
procedures did not include testing the data on which
the estimates are based or separately developing our
own estimates against which to evaluate the
Company’s estimates. We do not provide assurance
on the achievability of this forward-looking information.
•Analysing, on a limited sample basis, relevant internal
and external documentation at the level of the
Company (including other entities or value chain from
which the information may stem) for selected
disclosures.
•Reading the other information in the annual report to
identify material inconsistencies, if any, with the
Sustainability statements.
•Considering whether the disclosures provided to
address the reporting requirements provided for in the
Taxonomy Regulation for each of the environmental
objectives, reconcile with the underlying records of the
Company and are consistent or coherent with the
Sustainability statements, appear reasonable, in
particular whether anything came to our attention that
would cause us to believe that the eligible economic
activities do not meet the cumulative conditions to
qualify as aligned and the technical criteria are not
met, and the accompanying key performance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	141

General disclosures	Environmental	Social	Governance
Limited assurance report of the independent auditor on the Sustainability statements (continued)
indicators disclosures have not been defined and
calculated in accordance with the Taxonomy reference
framework, and do not comply with the reporting
requirements provided for in the Taxonomy
Regulation, including the format in which the activities
are presented.
•Reconciling the relevant financial information to the
financial statements.
•Considering the overall presentation, structure and the
balanced content of the Sustainability statements,
including the reporting requirements provided for in
the Taxonomy Regulation.
•Considering, based on our limited assurance
procedures and evaluation of the assurance evidence
obtained, whether anything came to our attention that
would cause us to believe that the Sustainability
statements as a whole, including the sustainability
matters and disclosures, are not clearly and
adequately disclosed in accordance with ESRS.
Calculations to determine information as included in the
Sustainability statements could be based on
assumptions and sources from third parties that include
information about, among others, value chain and
information collected from actors in the value chain,
when appropriate. We have not performed procedures on
the content of these assumptions and these external
sources, other than evaluating the suitability and
plausibility of these assumptions and sources from third
parties used.
We communicate with the Supervisory Board regarding,
among other matters, the planned scope and timing of
the limited assurance engagement and significant
findings that we identify during our limited assurance
engagement.
Eindhoven, The Netherlands
February 25, 2026
PricewaterhouseCoopers Accountants N.V.
Fernand Izeboud RA

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	142

General disclosures	Environmental	Social	Governance
Basis for preparation
General basis for preparation
of the Sustainability statements
The Sustainability statements in the Management
Report have been prepared in accordance with
the European Sustainability Reporting Standards
(ESRS), referred to in Article 29b of the EU
Accounting Directive and with the specifications
established pursuant to Article 8(4) of the EU
Taxonomy Regulation.
The Sustainability statements have been prepared
on a consolidated basis, the scope of which is the
same as for the Consolidated financial
statements. No subsidiaries are exempt. Where
relevant and available, our disclosures also
include our value chain, both upstream and
downstream. If information is sensitive and/or
classified – because it relates to intellectual
property, know-how or the results of innovation –
it is omitted. Based on the amendment to
Delegated Regulation (EU) 2023/2772, also
referred to as the ‘Quick fix’, we continue to apply
phase-in reliefs for some metrics where we did in
2024.
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
•Medium term: From one up to five years
•Long term: More than five years
Where other time horizons provide better
information, these are applied and detailed
alongside the disclosure.
Value chain estimation
When metrics include upstream and/or downstream
value chain data, it might be necessary to apply
estimates using indirect sources like sector averages
or other proxies. If indirect sources are applied,
these are disclosed in the ‘Methodology on
metrics’ section, indicating their origin and level of
accuracy using qualitative disclosure or outcome
ranges. If we change our methodology to improve
accuracy, we will detail those changes.
Sources of estimation and outcome uncertainty
When metrics are subject to a high level of
measurement uncertainty, the source is disclosed
in the ‘Methodology on metrics’ section, together
with the assumptions, approximations and
judgments applied. Possible sources of
uncertainty include:
•Dependency on the outcome of future events.
•Measurement techniques, including the use
of conversion factors which may include an
element of estimation.
•Availability and quality of value
chain information.
•The information is forward-looking and
therefore uncertain by definition.
•In the future, higher data quality may lead to
different outcomes and a necessity to restate
numbers or recalibrate targets.
One of these sources standalone or several
combined could lead to conditions and
dependencies that impact our ability to meet
our commitments and targets. If currently
known and relevant, we will explain these.
The primary sources of estimation and outcome
uncertainty in the Sustainability statements
relate to:
•Greenhouse gas (GHG) emissions from scope
3 category 1 and category 2, for which we
apply the spend-based method to estimate
the emissions of our suppliers.
•GHG emissions from scope 3 category 11
Use of sold products, for which we apply a
significant assumption regarding expected
lifetime of our systems.
•Resource inflows, for which we apply a
significant assumption that inflow
equals outflow.
Changes in preparation or presentation
of sustainability information
When material changes in the preparation and
presentation of sustainability information occur
compared to the previous reporting period(s),
we will:
•Explain the changes and their reasons,
including why the replaced metric provides
more useful information.
•Disclose revised comparative figures, unless it is
impracticable to do so. When it is impracticable
to adjust comparative information for one or
more prior periods, this will be disclosed.
•Disclose the difference between the preceding
period’s figure and the revised comparative.
Reporting errors in prior periods
When a material error is identified in prior
period(s), we intend to disclose (alongside the
item): the nature; to the extent practicable, the
correction; and, if the correction is impracticable,
the circumstances.
Updating disclosures about events
after the end of the reporting period
If any material information providing evidence
or insights about conditions existing at period
end is received after the reporting period – but
before the Management Report is approved for
issuance – estimates and disclosures will be
updated therefore.
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
We have incorporated several disclosure
requirements and data points from ESRS by
reference. Incorporation by reference helps
facilitate the overall readability of our report.
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
Connectivity with financial statements
We report some of our emission intensity metrics
and targets based on gross profit. In these
circumstances we use gross profit in accordance
with US GAAP.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	143

General disclosures	Environmental	Social	Governance
Basis for preparation (continued)
Policies adopted to manage material
sustainability matters
The various policies on our sustainability matters
can be found in the ‘How we are managing’
section for each theme.
Our policies are periodically reviewed and
updated based on stakeholder engagement or
other internal and external factors. To support
the implementation of our policies, we make
them available to stakeholders in a tailored way.
Targets
All targets we set are voluntary and have a
worldwide scope, unless otherwise stated.
For all targets and ambitions, conditions and
dependencies exist in a general sense. Possible
conditions and dependencies that could impact
our ability to meet our targets and ambitions
include (non-exhaustively):
•Policy and regulatory change
•Decarbonization trajectory in the economy
•Macroeconomic trends
•Financial factors
•Technological developments
•Data quality and methodology improvements
•The extent to which our value chain partners
implement sustainability improvements
Where targets are subject to a specific
dependency, this is disclosed.
Target details
To focus our efforts on sustainability matters,
we have set targets characterized, where
meaningful, by a defined level, scope, baseline
value and period. They are, where available
and practically applicable, grounded in scientific
evidence and align with international guidelines
where possible.
Methodologies and assumptions
Targets are based on our ambition, historical data
trends and industry benchmarks, and are aligned,
where possible, with recognized sustainability
standards and legislation.
Stakeholder engagement
We use input from stakeholders in defining our
material topics and setting targets. Through our
ongoing engagement, we discuss our strategy
and targets with them.
No measurable target
In certain sustainability areas, we have been
unable to establish targets that fully meet all
qualitative characteristics of information.
However, despite the lack of measurable,
quantitative targets, we remain committed
to monitoring the effectiveness of our policies
and actions related to material IROs.
In these cases, our tracking processes are
characterized by a defined level of ambition,
using both qualitative and quantitative indicators
to evaluate progress from a base period.
If available, we use external information to
assess the effectiveness of our processes.
Actions and resources in relation to material
sustainability matters
In the reporting year, we have undertaken a
series of key actions expected to yield significant
outcomes in the near future.
Scope of key actions
Our actions are broad in scope, encompassing
various facets of our business operations.
Their implementation spans our upstream and
downstream value chain, and our own operations.
Unless otherwise stated, the scope for the key
actions disclosed is worldwide.
Remedial actions
We remain cognizant of the potential for actual
material adverse impacts, and have instituted a
grievance mechanism to address those identified.
We undertake remedial actions, with the aim that
we not only prevent harm but actively contribute
to remediation.
Resource allocation
We have allocated substantial (financial)
resources to fuel our sustainability initiatives.
In cases where it is not possible to quantify the
resources for an action, we have described
the allocation in a qualitative way.
Our future ability to implement actions depends
on the availability and allocation of resources.
Unless otherwise noted, we have only disclosed
actions currently included in our short-, medium-
and long-term financial planning processes.
Ongoing access to finance at an affordable
cost of capital can be critical for the ultimate
implementation of our actions. These include our
adjustments to supply and/or demand changes
and significant R&D costs. Further details on the
individual actions and progress made on each
can be found in the individual theme sections.
Resources allocated to actions are reflected
either under line items cost of sales, R&D costs
or SG&A costs in the consolidated statement of
operations or are capitalized under Property,
plant and equipment or recorded as Right-of-use
assets.
Metrics in relation to material
sustainability matters
In our ongoing commitment to fostering a
sustainable future, we are steadfast in our
dedication to transparency and accountability.
To assess the effectiveness of our strategies
concerning material sustainability matters, we
use various metrics, some delineated in the ESRS
and others identified based on our specific entity
characteristic. Throughout the sustainability
statements we report both ESRS prescribed
as well as own defined, entity specific metrics.
ESRS-prescribed metrics have been collated in
the metrics tables within the applicable chapters.
We remain committed to refining and enhancing
our metrics, enabling us to continually offer
accurate and relevant information to
our stakeholders.
Validation
The metrics in this report are not validated by
an external body. The Sustainability statements,
which include these metrics, are subject to limited
assurance by the assurance provider.
Currency presentation
In instances where metrics necessitate a
representation in currency, we adhere to the
Euro (€), the presentation currency utilized in
our Consolidated financial statements – ensuring
consistency and coherence across all financial
and sustainability disclosures.
Changes in targets and metrics
Any adjustments in targets or metrics are
documented, including the rationale behind the
changes, to ensure transparency and maintain
the integrity of our sustainability reporting.
Third party rating agencies disclaimers
We reference ESG ratings produced and
owned by independent ESG rating agencies
in the ‘ESG sustainability at a glance’ section.
The following agency-specific disclaimers are
required to accompany any such ratings.
Morningstar Sustainalytics
Copyright ©2025 Sustainalytics, a Morningstar
company. All rights reserved. This report
includes information and data provided by
Sustainalytics and/or its content providers.
Information provided by Sustainalytics is not
directed to or intended for use or distribution
to India-based clients or users and its
distribution to Indian resident individuals
or entities is not permitted. Morningstar/
Sustainalytics accepts no responsibility or
liability whatsoever for the actions of third
parties in this respect. Use of such data is
subject to conditions available at:
www.sustainalytics.com/legal-disclaimers
MSCI
MSCI ESG Ratings measure a company’s
resilience to long-term, industry-specific
sustainability risks using a rules-based
methodology. MSCI analysts research
and rate companies on a ‘AAA’ (leader) to
‘CCC’ (laggard) scale based on their exposure
to and management of these risks relative
to peers. MSCI Sustainability and Climate
measures, benchmarks and monitors,
sustainability and climate performance versus
peers across 10,000 + corporate issuers,
collecting thousands of data points for
each company. Learn more here:
www.msci.com/data-and-analytics/
sustainability-solutions/esg-ratings.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	144

General disclosures	Environmental	Social	Governance
ESG sustainability governance

Our environmental, social and governance (ESG) sustainability governance model

Supervisory Board

•Supervises, monitors and advises the Board of Management on ESG sustainability aspects advised by the ESG committee •Identifies principal risks and opportunities

Board of Management

•Sets and oversees ESG sustainability strategy •Oversees execution

ESG Sustainability team

•Supports the Board of Management on ESG sustainability aspects

Cross-functional collaboration

Energy efficiency and climate action	Circular economy	Attractive workplace for all	Responsible value chain	Innovation ecosystem	Valued partner in our communities	ESG integrated governance	Engaged stakeholders	Transparent reporting

ESG sustainability governance
Our integrated ESG sustainability governance
drives accountability and execution across
the company.
Our ESG sustainability governance model
includes the Supervisory Board (SB) advised
by the ESG committee, Board of Management
(BoM), ESG Sustainability team (led by the
Head of ESG Sustainability) and experts
from the business.
The role of the administrative,
management and supervisory bodies
The BoM and SB are considered our
administrative, management and
supervisory bodies. They do not include
workforce representatives.
Read more about the composition, background,
knowledge and experience relevant to our business,
sustainability, product groups and geographic
locations in Corporate governance
Our BoM sets and oversees the execution
of ESG sustainability aspects in our
integrated business strategy, including
the IROs related to ESG sustainability that
arise from our DMA. It receives quarterly
updates on ESG sustainability and provides
guidance on relevant issues.
The SB monitors and advises the BoM
on ESG sustainability aspects relevant to
the company. This includes addressing the
principal risks and opportunities related
to the strategy.
The ESG Committee advises the SB in
carrying out its governance and oversight
responsibilities with regard to
sustainability matters.
Read more in Corporate governance – Supervisory
Board report – Supervisory Board committees –
ESG Committee
All responsibilities are reflected in Rules
of Procedures, committee charters or other
formal documents.
Sustainability-related responsibilities
Our Chief Executive Officer (CEO), Christophe
Fouquet, is the BoM’s representative focusing
on ESG sustainability. Our Head of ESG
Sustainability is responsible, on behalf of
the BoM, for preparing and monitoring the
progress of the ESG sustainability strategy.
The ESG Progress Review Meeting,
comprising various participants including
the CEO and CFO, is the delegated body
responsible for oversight of impacts, risks
and opportunities. Meeting at least once
every two months, it reviews the progress
of our ESG sustainability strategy, including
related actions.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	145

General disclosures	Environmental	Social	Governance
ESG sustainability governance (continued)
The ESG Sustainability team supports the
BoM in relation to ESG sustainability and
makes recommendations to the BoM
regarding focus areas, targets, external
commitments and disclosures. Changes
in material topics, external inputs and new
insights are included in the recommendations
– ensuring insights and legislation are
effectively integrated into our
sustainability practices.
The ESG Sustainability team monitors risks
and opportunities including climate-change-
related matters, global trends, stakeholder
expectations and best practices that could
impact ASML’s short-, medium- and long-
term ESG sustainability objectives.
Identifying and assessing the impact of ESG
sustainability-related risks and opportunities
is an integral part of our enterprise risk
management (ERM) process and ensures we
take a holistic approach to risk management.
Read more in Strategic report – Risk and security –
How we manage risk
Measuring our strategy’s effectiveness
We have established a set of key performance
indicators (KPIs), parameters and associated
targets. KPI and target development is a
collaborative process involving our ESG
Sustainability team, the business and
relevant internal and external stakeholders,
and is adopted by the BoM. The BoM has
also adopted the Climate Transition Plan.
A subset of the KPIs and progress against
targets is reviewed on a quarterly basis with
the BoM. The full set of targets is subject to
periodic review by business representatives
to discuss progress and actions if necessary.
Performance against key sustainability
metrics forms part of the long-term
incentive (LTI) plans of the BoM and senior
management. There is an annual update
of sustainability metrics, which currently
constitute 20% of the total LTI score.
Full detail on how sustainability has been
factored into the remuneration of the
BoM and SB is available in the
Remuneration report.
Read more in Corporate governance –
Remuneration report
Additionally, we revised the targets that
reached the end of their target period at the
end of 2025. For most of these topics we
have established new targets to maintain
our commitment and focus on our key
sustainability matters. Some targets, that
have been achieved, are discontinued. More
detail on these targets is included in the
‘Targets and performance’ sections of
the respective topics.
Industry cooperation
We increasingly cooperate across the
semiconductor industry with the aim of
reducing emissions across our value chain.
In practice, this means working with our
supplier base, customers and peers, both
directly and in cross-industry collaboration
platforms – such as the Semiconductor
Climate Consortium (SCC) – to address
energy efficiency and climate change issues
within the industry, increase transparency
and collaboration, and improve global
access to renewable electricity.
Read more in Sustainability statements – Environmental
– Energy efficiency and climate action
Risk management and internal controls
We use various processes and methodologies
to govern our approach to sustainability
reporting, ensuring accuracy and reliability
in the information we have included.
Risks related to sustainability reporting
are part of our ERM framework and processes,
which entail a systematic approach to identify,
manage and monitor risks. This includes an
overview of the risks (the risk universe) that
may have a material adverse impact on our
ability to achieve our business objectives.
This approach enables us to leverage
existing controls and include new ones
related to sustainability reporting in our risk
and control framework. We use both top-
down (compliant reporting with applicable
sustainability disclosure requirements) and
bottom-up (accuracy of the content and data,
accuracy of estimation results, availability
and timing of data) approaches to help
ensure completeness of the continuously
evolving risk and control framework for
sustainability reporting. The maturity of
our internal control framework related to
sustainability reporting, is expected to
grow in the coming years.
The sustainability reporting risk and control
framework is reviewed annually, or during
the year for major changes impacting
sustainability reporting.
Read more in Strategic report – Risk and security –
How we manage risk
Risk assessment
For our sustainability reporting we perform
a risk assessment in accordance with our
ERM risk prioritization methodology. This
considers risks such as compliant reporting
in accordance with applicable sustainability
disclosure requirements, the completeness
and accuracy of the content and data, the
accuracy of estimation results and the timing
and availability of the data.
Managing risks
For the identified sustainability reporting
risks, we define mitigation strategies to
reduce these to an acceptable level.
These measures and controls are included
in our sustainability reporting risk and
control framework.
Supporting our governance model
Our sustainability reporting governance
model is incorporated in the company
risk management governance structure
as explained in our ‘How we manage risk’
section. Findings of the risk assessment
and controls related to sustainability
reporting are assessed and discussed via
this governance structure, which includes:
•Board of Management
•Compliance, Ethics, Security and
Risk Committee
•Disclosure Committee
•Risk and Control Owners
Read more in Strategic report – Risk and security –
How we manage risk

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	146

General disclosures	Environmental	Social	Governance
ESG sustainability at a glance
We are focused on creating sustainable long-term value for all our stakeholders and shaping a sustainable future.
Our ESG sustainability strategy is based on the topics significant to our organization.
The strategic performance indicators on this page are monitored at Board level, underpinned by additional performance indicators which we report on in the following chapters/sections.

Key
On track / achieved
Off track / not achieved

Our vision is to enable groundbreaking technology to solve some of humanity’s toughest challenges

Our business strategy

1	Deepen customer trust	2	Extend our technology and holistic product leadership	3	Strengthen ecosystem relationships	4	Create an exceptional workplace	5	Drive operational excellence	6	Deliver on ESG sustainability

Environmental	Read more on page 153 >	Social	Read more on page 210 >	Governance	Read more on page 261 >

We aim to help expand computing power while minimizing energy use, emissions and waste.
Our focus on energy efficiency and climate action – and on the circular economy –
is fundamental to achieving this goal.

We aim to deliver responsible growth that benefits all our stakeholders – providing an attractive workplace for all, building a responsible value chain, fueling innovation in our ecosystem and being a valued partner to communities.
We aim to act on our responsibilities and anchor them across our entire business through integrated governance, engaged stakeholders and transparent reporting.

	Description	Target	Performance
Energy efficiency and climate action	Net scope 1 and 2 CO2e emissions	GHG neutral by 2025	0 kt
	Gross scope 1 and 2 CO2e emissions	45 kt by 2025 (SBTi)	26 kt
	Net scope 3 CO2e emissions (Mt)	GHG neutral by 2040	11.5 Mt
	Scope 3 intensity in CO2e (per €m gross profit)	0.93 kt by 2025 (SBTi)	0.67 kt
	Commitment from our top-80% suppliers (based on CO2e emissions) to reduce their CO2e footprint by 2030	75% commitment from top 80% suppliers by 2026	32%
	NXE energy use per wafer pass (NXE:3800E, measured in 2025)	5.1 kWh by 2025	5.5 kWh
Circular economy	Total waste from operations (excl. construction and demolition waste)	N/A	15,258 t	N/A
	Reuse rate of parts returned from the field and factory	90% by 2025	90%
	Recycling rate (excl. construction and demolition waste)	65% by 2025	66%
	Waste generated per €m revenue (excl. construction and demolition waste)	322 kg by 2025	467 kg

	Description	Target	Performance
Attractive workplace for all	Employee engagement score (three- year rolling average)	>-2.0% vs. top 25% performing companies by 2025	78.9%
			-2.3%
	Employee inclusion score (three-year rolling average)	>-3.0% vs. top 25% performing companies by 2025	80.2%
			-0.6%
	Attrition rate	<7.0% by 2025	4.1%
	Gender diversity: % inflow of women (all job grades)	24% by 2025	29%
	Gender diversity: % inflow of women to job grade 9+	24% by 2025	28%
	Gender diversity: % representation of women in job grade 13+	14% by 2026	16%
Responsible value chain	No 2025 strategic performance indicator	N/A	N/A	N/A
Innovation ecosystem	Research and development[1]	>€4.0bn by 2025	€4.7bn
Valued partner in our communities	Amount invested in communities (per employee), including employee giving	€2,500/ employee by 2025	€1,750

	Description	Target	Performance
Integrated governance	No 2025 strategic performance indicator	N/A	N/A
Engaged stakeholders	Combined ranking on four ratings listed below – ambition to rate above average.	N/A	N/A
Transparent reporting	No 2025 strategic performance indicator	N/A	N/A

External recognition of our sustainability performance[2]
Our leading performance in sustainability has been recognized by assessments and external corporate ratings. ESG benchmarks and rating agencies give us objective insights into our performance and how we compare with industry peers. We focus on benchmarks that in our view are: recognized by our stakeholders, that are the most relevant in helping us drive continuous improvement, and that rely mostly on publicly available information.
Sustainalytics
As of July 2025, we received an ESG Risk Rating of 8.9 from Morningstar Sustainalytics and were assessed to be at negligible risk of experiencing material financial impacts from ESG factors.[3]
MSCI ESG Rating
As of December 23, 2025, we received an MSCI ESG Rating of AAA (‘leader’). MSCI ESG
Ratings measure a company’s resilience to long-term, industry-specific sustainability risks.
CDP
As of December 2025, we received a score of A from CDP in relation to climate.
Responsible Business Alliance
Based on RBA’s Self-Assessment Questionnaire, we are assessed ‘low risk’ throughout 2025.

1.Read more in Strategic report – Our business – Our business strategy – Extend our technology and holistic product leadership
2.For additional information related to ‘Third party rating agencies disclaimers’ we refer to the Basis for preparation.
3.In no event the Sustainalytics and other rating shall be construed as investment advice or expert opinion as defined by applicable legislation. The information contained or reflected herein is not directed to or intended for use or distribution to India-based clients or users and its distribution to Indian resident individuals or entities is not permitted, and Morningstar/Sustainalytics accepts no responsibility or liability whatsoever for the actions of third parties in this respect.

Upstream
Mining and extraction
Supply chain workers
Processing
Transport
Supply chain workers
Manufacturing components
(Renewable) energy
Transport and business travel
Supply chain workers
Labor agents and service providers
Community
Housing
Education
Sports, arts and music
Mobility
Reuse of parts
Water
ASML operations and office buildings
Waste
Incineration
Landfill
Recycling
Packaging waste
Landfill
Recycling
Device production
Chip designers, chipmakers and device makers
ASML product servicing
Own operations
Own workforce
$CD = k_1 x \frac{\lambda}{NA}$
Partners
Innovation ecosystem
Employee commuting
Downstream
Return of parts
Transport and business travel
End-of-life waste
Society
ASML

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	147

General disclosures	Environmental	Social	Governance
Value chain and ecosystem overview
This overview is a non-exhaustive illustration of some of the activities, resources and relationships related to our business model and the external environment in which we operate.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	148

General disclosures	Environmental	Social	Governance
Environmental and human rights due diligence
Environmental and human rights
due diligence
Our environmental and human rights due
diligence process serves as a cornerstone
in assessing the potential and actual impacts
associated with our business operations –
including impacts we cause through our
operations, those we have contributed to in
business relationships, and those linked to
our activities, products or services by a third
party or other actors across our value chain.
The process allows us to prioritize actions
based on the severity and likelihood of the
impacts, thereby informing the assessment
of material impacts.
Due diligence is an ongoing practice
through which we dynamically respond to
– and potentially instigate alterations in –
our business strategy, model and various
operational contexts.
Its core elements are described in this
Annual Report:
•Embedding due diligence in our
governance, strategy and business model.
•Engaging with affected stakeholders.
•Identifying and assessing adverse impacts.
•Taking action to address adverse impacts.
•Tracking and communicating the
effectiveness of our efforts.
We are dedicated to respecting human
rights and protecting the environment across
our value chain, and strive for transparency,
positive contributions, and prevention and
mitigation of adverse impacts. We have a
number of policies that define commitments,
principles and governance for specific
aspects of environmental and human rights
due diligence, including our Code of
Conduct, our Human Rights Policy and the
Responsible Business Alliance (RBA) Code of
Conduct. Through these, we actively support
the principles laid down in international
human rights and environmental instruments.
Through implementation of internationally
recognized standards for human rights and
environmental due diligence we prepare for
the implementation of legislation like the
EU Corporate Sustainability Due Diligence
Directive (CSDDD). We will continue to
monitor (legislative) developments in the
area of due diligence.
Read more in our Human Rights Policy at asml.com
How we manage environmental
and human rights protection
To both support and help drive our
environmental and human rights due
diligence, we are deploying programs and
activities across various themes in our ESG
sustainability strategy, including Attractive
workplace for all and Responsible value chain.
These include our Human Rights program,
supplier risk assessments and due diligence
via the RBA – covering both environmental
and social risks, inclusion and diversity
initiatives and employee well-being programs.
Alongside efforts to further embed integrity
throughout our culture, they contribute to the
promotion of environmental and human rights
protection within our own operations and
across our value chain.
Human Rights program
We have developed a Human Rights program
defining how we identify, prevent, mitigate
and account for actual and potential human
rights impacts in our operations and value
chain. A cross-functional Human Rights
Committee, chaired by the Head of Ethics
& Business Integrity and Human Rights,
oversees and advises on human rights matters,
drives the implementation of the program,
supports responses to human rights impacts
and ensures alignment of human-rights-
related issues across the organization.
In 2025, we built on the outcomes of
our 2023-2024 saliency assessment by
developing our Human Rights Roadmap –
outlining the goals, timelines and governance
structure of our Human Rights program.
Focus areas include:
•Developing tailored training, communication
and awareness campaigns.
•Developing global guidance on salient
labor topics.
•Conducting in-depth evaluations of salient
human rights topics.
•Addressing identified high-risk issues.
•Improving ways of obtaining meaningful
stakeholder feedback.
•Enhancing our existing grievance
mechanism – our Speak Up Service – to
meet the effectiveness criteria described
in Article 31 of the United Nations Guiding
Principles on Business and Human
Rights (UNGPs).
In addition, we are implementing specific
due diligence initiatives and activities to
manage human rights risks in both our
own operations and our supply chain.
Read more in Sustainability statements – Social –
Attractive workplace for all and Sustainability
statements – Social – Responsible value chain
We are a member of the United Nations
Global Compact (UNGC) and annually
submit our Communication on Progress.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	149

General disclosures	Environmental	Social	Governance
Environmental and human rights due diligence (continued)
Remediation and grievance mechanism
We are committed to conducting due
diligence in order to prevent our activities
from causing or contributing to adverse
impacts on human rights, and to ensure
we do not engage in human rights abuses
in any way. We aim to provide effective
remedies to affected rights holders where
an impact has been identified and confirmed.
Our global Speak Up Service is available to
our own employees, on-site external workers,
workers across our value chain, people in
affected communities, and any other
individual impacted by our operations.
In 2025, we received 111 grievances
about human rights concerns. Fifteen
were substantiated and related to diversity,
work-life balance, health and safety,
harassment, discrimination, privacy,
and secure employment.
All grievances are subject to prompt
investigation, with progress and outcomes
communicated to the complainant. When
grievances are substantiated, we take
appropriate actions, such as issuing formal
apologies and committing to remedy,
enhancing oversight of working hours
to protect work-life balance, respectful
workplace coaching, implementing
consistent and proportionate disciplinary
measures, and ensuring employment
contract execution to prevent, mitigate,
or bring the impact to an end.
We strive to apply lessons learned and
continue to address the most common
issues identified through our grievance
mechanism, such as the risk of harassment
and discrimination, by embedding these
topics in our awareness programs and Code
of Conduct and associated training to help
prevent future incidents.
Our global employee networks offer a
platform to raise and discuss shared
concerns, including inequality and
harassment, while our Ignite Inclusion and
Inclusive Leaders programs provide targeted
training to foster a more inclusive workplace.
Read more in Sustainability statements –
Governance – ESG integrated governance –
Responsible business conduct and compliance
and Sustainability statements – Social – Attractive
workplace for all
Resources
We dedicated four FTEs to teams working
on the environmental and human rights
due diligence, including our Human
Rights program.

Looking ahead

We intend to update our Human Rights
Policy on a continuous basis to reaffirm our
commitment to environmental and human
rights protection and outline our evolving
approach to due diligence. As part of this
process, we are gathering feedback from
a wide range of stakeholders – including
external experts, NGOs, civil society
organizations, and internal functional
experts and underrepresented groups.
To raise awareness and further strengthen
our practices, we aim to provide
comprehensive training to all employees.
This includes mandatory and voluntary
components, including on the Human Rights
Policy, enhanced Ethics, Code of Conduct
and Speak Up Service, and modules on
broader topics. We aim to make role-specific
training available for relevant functional
areas. Additionally, we plan to improve
communication about our grievance channels
– especially for vulnerable groups like on-
site external workers and local communities
– and enhance our processes for managing
human-rights-related cases.
To better identify and address risks to
employees, we expect to conduct further
evaluation of human rights risks within our
operations and implement targeted actions
to remedy any identified gaps. We also
seek to align our environmental due
diligence practices with evolving regulatory
requirements and stakeholder expectations,
with a focus on risk assessment
and mitigation.

Human rights

The provisions of our Human Rights
Policy are derived from key international
human rights standards including the
International Labor Organization (ILO)
Declaration on Fundamental Principles
and Rights at Work and the UN Declaration
of Human Rights, the UNGC, the principles
specified in the Economic Co-operation
and Development (OECD) Guidelines for
Multinational Enterprises, and other relevant
standards such as the UN Women’s
Empowerment Principles, UNICEF’s
Children’s Rights and Business Principles
and the UN International Convention on
the Protection of the Rights of All Migrant
Workers and Members of Their Families.
Our Human Rights Policy explicitly specifies
our commitments to non-discrimination and
harassment, as well as the prevention of
trafficking in human beings, forced labor,
and child labor.
Our Human Rights Policy is a key part of
our ESG strategy, setting out our roadmap
and initiatives toward effectively and
responsibly managing areas of human
rights impacts in the ecosystem where
we operate.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	150

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management
Our material ESG sustainability topics

How we identified our material topics
How we manage our impact
We believe acting sustainably as a business
benefits everyone. To grow our company and
increase our positive impact, while
minimizing our negative impacts on the
environment and people, we aim to focus
on the ESG sustainability topics where we
have the biggest impact – so-called material
topics, which we pinpoint by completing
an annual DMA as an integral part of our
ESG sustainability strategy process. These
include our most significant impacts to the
environment and people, as well as the most
significant sustainability-related risks and
opportunities affecting our value drivers,
competitive position and long-term
shareholder value creation.
The DMA also incorporates potential negative
impacts on our employees, workers across
our value chain and affected communities,
as identified by our 2023–2024 saliency
assessment. In relation to biodiversity and
ecosystems, we have identified and assessed
IROs linked to our own site locations,
communities and our upstream (focused
on direct suppliers) and downstream value
chain. No IROs were identified as material.
In 2026 a deep-dive assessment will be
conducted to better understand our broader
environmental (including biodiversity) impacts,
dependencies, risks (including physical,
transition and systemic risks) and opportunities
beyond our direct suppliers, as well as potential
necessary implementation of biodiversity
mitigation measures. We have sites located
in or near biodiversity-sensitive areas, which
includes our main campus in Veldhoven.
The process to identify, assess, and manage impacts,
risks and opportunities (IROs) remained essentially
unchanged from the previous reporting period.
However, the DMA was updated to reflect significant
organizational and operational changes and shifts in
key suppliers and customers, if any, and to
incorporate updated regulatory guidance, new
scientific insights, due diligence outcomes, peer
benchmarks and stakeholder feedback. No new
material topics were identified. In line with our prior
year commitment, we have integrated the outcomes of
the 2024 human rights saliency assessment into the
DMA and have further developed the language we use
to describe our material impacts, risks and
opportunities. As part of this development, the current
set of IROs has undergone editorial refinements
compared to the prior year, adjustments to the level of
aggregation, clarifications of descriptions, and better
pinpointing of specific impacts and risks based on
experience from our first year of ESRS reporting.
Additionally, risks have been further aligned with the
ASML risk universe, which resulted in updates to
descriptions and time horizons. Below we describe
our detailed process.
Step 1:
Understanding context
Stakeholders that are or could be affected by
ASML, as well as those that affect or could affect
ASML, are central to the materiality assessment.
We continuously engage with our five main stakeholder
groups – customers, employees, suppliers (including
contractors), shareholders and society – to understand
the topics of interest to them and how they may be
impacted. This includes, for example, regular meetings,
surveys, supplier days and investor dialogue. In
addition, we consider business relationships, relevant
legal and regulatory developments, industry studies,
knowledge from internal and external subject matter
experts, and ESG benchmarks. These support the
identification of relevant sustainability matters, impacts,
risks and opportunities considered in the materiality
assessment – as well as the collection of insights for
improvement actions and feedback on strategy,
performance and progress.
Step 2:
Determining potentially relevant
sustainability matters
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
Step 3:
Identifying impacts, risks
and opportunities
We define IROs related to each of the potential
material sustainability matters identified. Impacts include
positive and negative, actual and potential, and short-,
medium- and long-term impacts from our activities on
the environment, society and the economy (based on our
strategy and business model), our business relations and
geographies, across our value chain. To identify risks and
opportunities, we consider our ASML risk universe and
engage with internal stakeholders and experts. Risks and
opportunities relate to our ability to continue to use or
obtain the resources needed in our business processes,
assets and other relevant activities across our value chain, and our ability to rely on relationships needed in business
processes on acceptable terms. They may pertain to
financial capital, manufactured capital, intellectual capital, human capital, social and relationship capital, and natural
capital. In the process of identifying material climate-
related impacts, we consider our current and locked-in
GHG emissions as well as potential future emissions
in our own operations and across the value chain.
For the identification of material climate-related risks
and opportunities, we consider the outcomes of our
climate resilience analysis.
Step 4:
Assessing the materiality of impacts
(impact materiality)
We assess the materiality of negative impacts based
on scale, scope, irremediable character (also referred
to as severity) and, in case of potential impacts, likelihood.
Similarly, the materiality of positive impacts is assessed
based on scale, scope and likelihood. For potential
negative impacts related to human rights, severity takes
precedence over likelihood. We perform our assessments
for both severity and likelihood using 5-point scales. In
our latest DMA we have updated our scoring methodology
so that both our impact scoring and risk scoring are
better aligned. This has also led to an update of the
applied materiality threshold scores. However both
changes in scoring methodology and materiality threshold
did not have any impact on the materiality outcome of
individual IROs. The assessment of the impacts is
completed by the ESG Sustainability team and reviewed
and validated with relevant internal stakeholders.
Step 5:
Assessing the materiality of risks and
opportunities (financial materiality)
We assess our risks and opportunities based on
the magnitude of financial effects and likelihood.
Magnitude considers effects on the ability to continue
to use resources, including access, availability and prices, and our ability to continue to rely on relationships –
considering reputational effects and potential actions
by stakeholders in the short, medium and long term.
Likelihood reflects the probability a risk or opportunity
will occur. In our DMA, only sustainability-related risks
and opportunities are taken into consideration.
We review our ASML risk universe with the ESG
Sustainability team, internal subject matter experts
and risk team to identify and assess sustainability-
related risks. If we identify new risks, we align with the
risk team to evaluate whether they need to be added
to our risk universe. We perform our assessments for
both magnitude and likelihood using 5-point scales.
The assessment of opportunities is completed by
the ESG Sustainability team and reviewed and
validated with relevant internal stakeholders,
finance and risk teams.
Step 6:
Deciding on thresholds for materiality
The assessments initially performed using 5-point
scales for severity, magnitude and likelihood result in
a combined materiality score of low, medium or high
for each impact, risk and opportunity (IRO). Thresholds
are determined separately for negative impacts,
positive impacts, risks and opportunities. Only those
with a score of medium or high are considered material.
To provide an overview of material sustainability
matters, impacts, risks and opportunities are clustered
into material sustainability matters. Sustainability
matters may be material from the impact perspective,
the financial perspective, or both.
Step 7:
Assessing strategic implications
The outcomes of the materiality assessment
have been presented to and approved by
our BoM, and serve as the basis for the ESG
sustainability strategy. Material ESG sustainability
matters are linked to themes in the strategy and
the relevant value drivers for each. If new material
IROs are identified, they are added to the strategy
and DMA, and also included in our risk inventory
and managed in line with our ERM framework.
We define measures to manage each material
sustainability matter, including policies, action
plans, metrics and targets. These are disclosed
under the respective environmental, social and
governance sections – where we describe our
policies on how we manage the IROs, actions
we take to address them, and the related
targets and metrics.
Read more in Strategic report – Our business –
Engaged stakeholders

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	151

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management (continued)
The table below shows the material IROs identified through our DMA.
They are linked to our ESG strategy themes, indicating whether these impacts are positive or negative, actual or potential, and where in the value chain they occur.

Environmental topics	Before suppliers	Actual positive impact	Risk	Short term
Social topics	Suppliers	Potential positive impact	Opportunity	Medium term
Governance topics	Own operations	Actual negative impact		Long term
Entity specific topics	Customers	Potential negative impact
Beyond customers

ESG strategy theme	Description	Value chain	Impact materiality	Financial materiality	Time frame

Energy efficiency and climate action Read more on page 154 >	Energy use and GHG emissions from manufacturing and buildings (scope 1 and 2)
Impact on energy availability and the grid through our manufacturing and buildings
Impact on global warming through GHG emissions from the use of products and services sold by ASML, taking into account energy efficiency measures in products (scope 3 – category 11)
Impact on global warming through GHG emissions from the transportation and distribution services purchased by ASML (scope 3 – category 4)
Impact on global warming through GHG emissions from goods and services purchased (including capital goods) by ASML (scope 3 – categories 1 and 2)
Impact on global warming through energy use and GHG-emissions of business travel and commuting (scope 3 – categories 6 and 7)
Energy use and GHG emissions from the integral production process of our customers’ products (microchips) and their use in various applications (in ICT industry and broader society)[1]
Reduction of energy use and GHG emissions from use of our customers’ products (microchips) and their use in various applications (in ICT industry and broader society)[1]
Financial opportunity for ASML due to increased market demand for low-carbon technologies (climate resilience analysis)[2]
Acute and chronic physical climate change risks to ASML and our customers (climate resilience analysis)[2]
Transition risks related to climate change (including technology, regulation, reputation and market risks) (climate resilience analysis)[2]
Circular economy Read more on page 188 >	Non-renewable resource inflows and outflows (Systems, parts and tools, transport materials)
Waste streams from our own operations and building renovation and construction activities (Systems, parts and tools, transport materials, non-product-related waste, real estate)

Supply chain disruptions caused by unavailability of materials and parts, including as a result of non-compliance with rules and regulations regarding hazardous substances (Systems, parts and tools, transport materials)[2]

Customer dissatisfaction and complaints due to not meeting agreed circular economy standards (Systems, parts and tools, transport materials)[2]
Attractive workplace for all Read more on page 211 >
Impact on employees by providing fair labor conditions and associated risk of (perception of) unfair working and employment conditions at ASML, affecting ability to engage and retain talent (Labor conditions)

Impact on employees by facilitating knowledge and skills development which contribute to continued employability and professional growth, and associated risk of failure to attract, develop and retain talents with adequate skills and knowledge (Learning and development)

Potential impact in case of failure to effectively manage employees’ well-being and work-life balance, including excessive overtime, resulting in stress, health issues and increased likelihood of accidents, and associated risk of failure to engage and retain talent (Well-being)

Potential impact on workers in case of failure to manage occupational health and safety, and associated risk in case this impact materializes (Occupational health and safety)
Potential impact on workers’ right to freedom of association, collective bargaining and social dialogue in certain regions (Labor conditions)[2]
Potential impact on workers as a result of discrimination and unequal treatment, including pay inequality, as well as violence and harassment in the workplace (Inclusion and diversity)
Failure to comply with health- and safety-related regulations or implement effective health and safety practices could result in liabilities and reputational risk (Occupational health and safety)[2]
Failure to comply with labor law could lead to sanctions, financial loss or reputational damage (Labor conditions)[2]

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	152

General disclosures	Environmental	Social	Governance
Impact, risk and opportunity management (continued)

Environmental topics	Before suppliers	Actual positive impact	Risk	Short term
Social topics	Suppliers	Potential positive impact	Opportunity	Medium term
Governance topics	Own operations	Actual negative impact		Long term
Entity specific topics	Customers	Potential negative impact
Beyond customers

ESG strategy	Description	Value chain	Impact materiality	Financial materiality	Time frame

Responsible value chain Read more on page 237 >	Potential impact on the health and safety of customer and partner employees while working on ASML systems, and associated risk if the impact materializes (Responsible product design)[2]
Potential impacts on human rights of supply chain workers in on-site facility services, electronics manufacturing and mining of minerals (Responsible supply chain)
Failure to comply with rules and regulations regarding conflict minerals (Responsible supply chain)
Potential impacts on human rights of workers at customers and beyond inherent to the technology sector (Responsible product use)[2]
Improved quality of life through access to technology and digital services (Responsible product use)[2]
Potential impacts on society due to potential misuse of technology (Responsible product use)[2]
Innovation ecosystem Read more on page 246 >	Impact on society and stakeholders through ASML’s innovation ecosystem focused on ESG-related research, startups, scaleups, platforms and collaboration (ESG innovation)
Valued partner in our communities Read more on page 251 >
Impact on local communities around ASML’s offices and factories through pressure on regional mobility, and impact on local communities around our Veldhoven operations through nuisance, pressure on affordable housing and interaction between cultures (Attractive communities)

Impact on local communities around our Veldhoven operations through pressure on the talent pipeline and education system (Inclusive communities)
Risk of an unattractive community for future employees to live in (limited housing, social cohesion issues), impacting ASML’s ability to attract talent (Attractive communities, Inclusive communities)

Adverse reactions from neighbors, local communities and municipalities due to the pressure from ASML on infrastructure, availability of talent, schools, housing and social cohesion, which can impact the license to effectively manage our business (Attractive communities, Inclusive communities)

ESG integrated governance Read more on page 262 >	Impact on people and environment across the supply chain through the fair management of relationships with suppliers (Responsible business conduct and compliance)[2]
Failure to comply with laws and regulations for supply chain due diligence (Responsible business conduct and compliance)[2]
Failure to comply with data privacy regulations or breaches of data privacy (Responsible business conduct and compliance)[2]

Potential impact on stakeholders and associated risk in case ASML workers fail to comply with ASML’s code of conduct, policies and values, as well as with regulations due to increasing complexity as we expand into more countries (Responsible business conduct and compliance)[2]

Engaged stakeholders Read more on page 44 >	Failure to engage customers and suppliers on environmental and social topics (ESG risk management)[2]
1.Indirectly, we track the effectiveness of our related policies through the processes we have in place to make our machines more (energy) efficient and reduce the energy use per wafer pass. In collaboration with the industry, we aim to have a better understanding of the GHG emissions caused by the use of our customers’ products and, where possible, we aim to contribute to reducing the negative environmental impacts related to the use of these products.
2. These IROs are currently not covered by (quantitative) targets. The effectiveness of policies and actions in relation to these IROs are tracked by ASML. Risks are covered within ASML's risk universe where specified risks are included. Policies and actions are therefore tracked through the ASML ERM framework. Where available, additional qualitative and/or quantitative indicators have been used to monitor progress related to these impacts, risks and opportunities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	153

General disclosures	Environmental	Social	Governance
Environmental at a glance

Our ambition

We aim to help expand
computing power while
minimizing energy use,
emissions and waste.
Our focus on energy
efficiency and climate
action – and on the
circular economy –
is fundamental to
achieving this goal.

On the following pages we set out our approach and progress to date.
0

Energy efficiency and climate action

We aim to reduce our climate impacts,
working closely with our partners and peers
in the entire semiconductor value chain –
in our own operations, together with our
suppliers, in our customers’ production
processes and through reducing the energy
used by semiconductors in operation by
enabling scaling.
We aim to be greenhouse gas neutral
across our value chain by 2040.
Read more on page 154 >
We’ll do this by focusing on the following sub-topics:
•Manufacturing and buildings •Purchased goods and services •Logistics •Business travel •Employee commuting •Product use
We also report on our resilience analysis of our strategy and business model in relation to climate change, using a climate scenario analysis.

Read more on page 183 >

Climate Transition Plan

Our Climate Transition Plan is our strategic
roadmap that underpins our ambition to
align with the goals of the Paris Agreement.
With our SBTi-validated emission reduction
targets, we commit to taking ambitious
action by driving our Climate Transition
Plan in each of the emission categories.

Read more on page 156 >

Circular economy

We aim to minimize resource inflows and
waste outflows, to generate business value
and avoid negative impacts on the planet.
We aim to have zero waste from our
operations to landfill and incineration
by 2030.
Read more on page 188 >

We’ll do this by focusing on the following sub-topics: •Systems •Parts and tools •Transport materials •Non-product-related waste (hazardous and non-hazardous) •Real estate

EU Taxonomy at ASML

In our EU Taxonomy disclosure we have
classified our environmentally sustainable
economic activities and investments,
and report the related economic key
performance indicators of turnover, capital
expenditure and operational expenditure.
We report on the alignment assessment
of our eligible economic activities and on
ASML meeting the minimum safeguards
constituted chiefly by the OECD Guidelines
and UN Guiding Principles.

Read more on page 203 >

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	154

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action
We aim to be greenhouse gas neutral across our value chain by 2040
Why it matters

...for the planet

The world is turning to technology to help solve some of its most pressing challenges. We provide innovative lithography solutions for producing microchips that help society reduce global energy use and mitigate GHG emissions.[1]
At the same time, growing demand for enhanced chip functionality means the complexity and energy consumption of microchip patterning is increasing. Limiting global warming to 1.5°C, in line with the Paris
Agreement, therefore needs accelerated and increased action.
1. To clearly demarcate the scope of our policy on energy efficiency and climate action, please note that ‘climate action’ is defined as mitigation of GHG emissions. Within our policy, we refer to emissions as GHG emissions – and, of these, CO2 emissions are most material to ASML.

...for ASML

Our goal is to expand the availability of computing power and data storage capability while reducing the environmental impact of our operations, our supply chain and the use of our products, in line with increasing customer requests for improved energy efficiency and evolving societal expectations for climate action.
To mitigate our negative climate impacts – mainly those from our products’
energy consumption and emissions from sourcing and supply chain activities
– we are aiming for GHG neutrality across our entire value chain by 2040, while closely working with our suppliers and customers to limit the increase of energy demand for producing, shipping and operating our systems. Our approach therefore also contributes to our customers’ and suppliers’ own
ESG sustainability objectives and encourages collaboration to exchange experience and reduce emissions. ESG sustainability is also a key driver of both employee engagement and our ability to attract new talent.

Key
On track / achieved
Off track / not achieved

Our 2025 progress

Net scope 1 and 2 CO2e emissions	Gross scope 1 and 2 CO2e emissions
0 kt	26 kt
2024: 33 kt	2024: 33 kt
2025 target: GHG neutral	2025 SBTi target: 45 kt

Net scope 3 CO2e emissions	Scope 3 intensity in CO2e (per €m gross profit)
11.5 Mt	0.67 kt
2024: 12.0 Mt	2024: 0.83 kt
2040 target: GHG neutral	2025 SBTi target: 0.93 kt

Commitment from top-80% suppliers (based on CO2e emissions) to reduce their CO2e footprint by 2030	NXE energy use per wafer pass (NXE:3800E, measured in 2025)
32%	5.5 kWh
2024: 17%	2024: 5.9 kwh
2026 target: 75%	2025 target: 5.1kWh
Our sub-topics

Manufacturing and buildings	Purchased goods and services	Logistics	Business travel	Employee commuting	Product use

Processing
Mining and extraction
Transport
Manufacturing components
Transport
(Renewable) energy
Labor agents commuting
Own workforce
Employee commuting
ASML operations and office buildings
Chip designers, chipmakers and device makers
Device production
ASML product servicing
Return of parts
Transport and business travel
Society

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	155

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action (continued)

Key
Actual positive impact	Risk
Potential positive impact	Opportunity
Actual negative impact
Potential negative impact
Our material impacts, risks and opportunities relating to Energy efficiency and climate action.

Upstream	Own operations	Downstream

Whole value chain
Transition risks related to climate change (including technology, regulation, reputation and market risks) (climate resilience analysis)

Impact on global warming through GHG emissions from the transportation and distribution services purchased by ASML (scope 3 – category 4)
Impact on global warming through GHG emissions from goods and services purchased (including capital goods) by ASML (scope 3 – categories 1 and 2)

Energy use and GHG emissions from manufacturing and buildings (scope 1 and 2)
Impact on energy availability and the grid through our manufacturing and buildings
Impact on global warming through energy use and GHG- emissions of business travel and commuting (scope 3 – categories 6 and 7)
Financial opportunity for ASML due to increased market demand for low-carbon technologies (climate resilience analysis)

Impact on global warming through GHG emissions from the use of products and services sold by ASML, taking into account energy efficiency measures in products (scope 3 – category 11)
Energy use and GHG emissions from the integral production process of our customers’ products (microchips) and their use in various applications (in ICT industry and broader society)
Reduction of energy use and GHG emissions from use of our customers’ products (microchips) and their use in various applications (in ICT industry and broader society)

Acute and chronic physical climate change risks to ASML and our customers (climate resilience analysis)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	156

General disclosures	Environmental	Social	Governance
How we are managing energy efficiency and climate action: Our Climate Transition Plan

Introduction

Climate change is a global challenge
requiring urgent action from all stakeholders.
We have been developing and enhancing
our climate strategy for many years, both
internally in our operations and externally
with our value chain partners. Following
three consecutive successful energy savings
master plans, we are implementing our
fourth five-year energy savings master plan
to further reduce emissions from our own
facilities and increase our use of renewable
electricity. We are also collaborating with
suppliers to reduce our supply chain’s carbon
footprint, and are making our products more
energy-efficient through R&D.
Our Climate Transition Plan is our strategic
roadmap underpinning our ambition to align
with the goals of the Paris Agreement –
which states that, to keep global warming
below 1.5°C, GHG emissions need to be
reduced by 45% by 2030 and reach net zero
by 2050. However, according to the latest
climate science, the 1.5°C target is slowly
getting out of reach. Recognizing this
urgency, we continue to aim for GHG
neutrality across our value chain by 2040.
Our actions focus on three improvement levers:
reducing energy use; using renewable energy;
and compensating for residual emissions.
To deliver on our ambitions, our Climate
Transition Plan is embedded in our business
strategy – responsibility for its execution lies
with the business. The concrete actions
executed in the past and toward the future,
as described in this plan, are determined in
collaboration between our ESG Sustainability
team and the business.
To ensure sufficient resources are allocated
in a timely manner throughout the business,
the actions of our Climate Transition Plan
are also embedded in our financial planning
cycles – with implementation strengthened
by an internal carbon price.
The BoM has adopted the Climate Transition
Plan, which was also discussed with the ESG
Committee and reported on to the
Supervisory Board.
We are committed to updating our Climate
Transition Plan on an annual basis to ensure
assumptions and projections are reasonable
in view of the latest information. We welcome
stakeholder feedback to enable us to further
increase the effectiveness of our actions
and communication.

ASML’s climate targets validated by SBTi

In 2025, the Science Based
Targets initiative (SBTi) officially
validated both ASML’s near-term
(2030) and long-term (2040) gross
emission targets that support
our path to GHG neutrality.
The SBTi's Corporate Net-Zero Standard
is the world’s pre-eminent framework for
corporate target-setting in line with climate
science. It includes the guidance, criteria
and recommendations for companies to
set science-based net-zero targets
consistent with limiting global temperature
rise to 1.5°C.
According to SBTi, the aim is to roughly
halve absolute scope 1 and 2 emissions by
2030, while in the longer term companies
must cut all possible emissions before
2050. For scope 3 emissions, either an
absolute path to -90% or an emission
intensity path to -97% can be chosen.
We have opted for an emission intensity
pathway toward -97% by 2040 compared
to base year 2019, and have defined our
emission intensity as CO2e emissions per €m
gross profit (in accordance with US GAAP).

The manufacturing of semiconductors
requires significant energy, with electricity
consumption the biggest source of our
industry’s GHG emissions. A challenge for
the industry is to grow to meet demand,
while at the same time reducing emissions.
ASML’s role here is important, and the
validation by SBTi of our gross scope 1
and 2 and intensity scope 3 GHG targets
means our targets meet rigorous criteria
and are consistent with the latest
climate science.

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
Scope 3
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
Greenhouse gas neutral
Continue collaboration

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	157

General disclosures	Environmental	Social	Governance
How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)

Aiming for GHG neutrality by 2040
In 2021, we presented our roadmap to
GHG neutrality across the value chain by
2040. We defined targets for each of the
material categories related to energy efficiency
and climate action. Definitions have been
updated in line with the European Sustainability
Reporting Standards (ESRS), and gross
reduction targets will be presented in the
following sections to explain how we aim
to maximize our emission reduction activities
to achieve our ambitions by 2040.
The diagram to the left illustrates our journey
to GHG neutrality across our value chain by
2040 for our most material emission
categories.
We define GHG neutrality as having our
remaining emissions – following efforts
to reach our gross GHG emission reduction
targets – compensated for by the same
amount of tonnes (metric tons) of carbon
credits, verified against recognized quality
standards.
We acknowledge that, to successfully achieve
our targets, we need to work closely together
with our customers, suppliers and other
partners in our ecosystem. We have already
intensified collaboration across the industry
value chain and will continue on this path to
drive ambitious climate action in our industry.
As we aim to be GHG neutral across our
value chain by 2040, we have established
the following targets:
•Become GHG neutral for scope 1
and 2 emissions, and scope 3
emissions from business travel and
commuting by 2025.
Since 2019, we have reduced our scope 1
and 2 emissions from our manufacturing
and buildings from 60 kt to 26 kt, and
we have reduced our emissions from
business travel and commuting (scope 3
categories 6 and 7) from 139 kt to 78 kt.
The residual emissions for each of these
categories in scope 1, 2 and 3 have been
compensated for, meaning we have
achieved our 2025 GHG neutrality target.
•Become GHG neutral for scope 3
emissions from supply chain
by 2030.
•Become GHG neutral for scope 3
emissions from product use by 2040.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	158

General disclosures	Environmental	Social	Governance
How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)

Levers for action
We aim to achieve our emission
targets by working on three
improvement levers:
1. Reducing energy use
Through our energy efficiency strategy, we
aim to minimize energy demand across our
value chain by taking the following steps:
•Analyze: Understand energy use and
GHG emissions to identify focus areas
and opportunities to improve (as an
enabler for other steps).
•Minimize: Minimize the amount of
energy consumed across our value
chain. We do this by:
•Improving processes to require
less energy.
•Improving energy efficiency of
equipment, both by selecting
efficient equipment for our own
facility installations and by
designing our products for
improved energy efficiency.
•Reusing energy, for example by
reusing heat from machinery for
office heating.
We expect these actions to deliver roughly
half of our scope 1 and 2 emission
reduction target of 90% by 2040. We also
expect them to contribute roughly half of
the scope 3 emission reductions in our
Climate Transition Plan.
2. Using renewable energy
As of the end of 2025 we used 100%
renewable electricity. We remain committed
to maximizing renewable electricity generation
on our own premises. For purchased electricity,
we aim to source 100% credible renewable
electricity with the following attributes:
•Sustainable sources: Wind, solar, hydro
or geothermal.
•Local: As close as possible to where
electricity is used, and on the same grid.
•Additional capacity: Commercial operation
date (when delivery of electricity to the grid
began) of newly contracted projects
maximally one year ago.
•Bundled: Renewable electricity
certificates and electricity bundled in
long-term contracts.
•Minimal risk: Screening for material
environmental or social negative impacts
or risks, and/or elements that turn the
environmental business case negative.
•Fair price: In the context of the markets
where we operate, when compared to
similar electricity sources over time.
In the upstream and downstream parts of our
value chain, we closely cooperate with both
suppliers and customers to increase their
share of renewable energy usage, with an
initial focus on electricity.
We expect these actions to deliver roughly
half of our scope 1 and 2 emission reduction
target of 90% by 2040. We also expect them
to contribute roughly half of our scope 3
emission reductions toward 2040, excluding
the impact of external trends (global
decarbonization). This lever therefore only
includes the efforts across our value chain
to adopt renewable electricity on top of
grid decarbonization.
In 2024, we explored the reduction of
scope 1 emissions through the purchase
of renewable gas. This alternative is being
further developed and will be included in our
GHG emission reduction strategy for 2030.
3. Compensating for residual emissions
Where minimizing GHG emissions is not
feasible, we aim to compensate for emissions
from our own operations, business travel
and commuting by retiring the same volume
of voluntary emission reduction certificates
(VERs, also called ‘offsets’ or ‘carbon
credits’) or equivalent.
As part of our Climate Transition Plan,
we have defined separate (gross) emission
reduction targets pursued independently
of any offsetting.
We strive to assemble a cost-effective
offset portfolio from projects that fulfill best-
practice quality criteria and are validated by
leading third-party standards. In our offset
portfolio, only ‘removal’ offsets (nature- and/
or tech-based) are considered eligible.
We apply selection criteria based on the
combined guidance from various external
sources, such as the (Revised) Oxford
Principles for Net Zero Aligned Carbon
Offsetting, SBTi’s Beyond Value Chain
Mitigation report, peer benchmarking and
EU regulatory developments. The initial
portfolio to offset for our residual emissions
will only contain nature-based removal
projects (such as afforestation and
reforestation), since tech-based options
(such as direct air capture) currently have
limited availability and poor cost-
effectiveness. These innovative solutions
may, however, be considered as potential
investment opportunities in our ESG
innovation investment program.
We aim to prioritize sourcing recent vintage
offsets – where carbon removal has been
achieved in the past five years – from
projects in regions where we operate. This
allows us to maintain closer oversight of
project governance, including the opportunity
for in-person site visits, and aligns with our
goal of purchasing offsets where the carbon
removal impact has been recently achieved.
Offsetting for residual emissions started
in 2025.
We define our emissions from own activities,
which we compensate for as of 2025, as our
scope 1, scope 2 and scope 3 categories 6
(business travel) and 7 (employee commuting).
In 2025, we compensated for 104 kt of CO2e
through the GreenTrees Reforestation Project
in the US, which accounted for 100% of the
total remaining emissions from own
activities. The project is registered with the
American Carbon Registry (ACR) and
follows its Methodology for Afforestation
and Reforestation of Degraded Land.
As of 2030, we expect compensation
for supply chain emissions (our scope 3
categories 1, 2 and 4) will take place in
the upstream value chain, at the level
and expense of our suppliers. Achieving
our GHG neutrality target will require our
suppliers to deliver carbon-neutral products
(and therefore offset any for residual
emissions for products delivered to
ASML) as of 2030.
For the remaining product use emissions
(scope 3 category 11), we continue our
collaboration with customers to explore
the technical possibilities to eliminate
residual emissions from both improving
production efficiency and moving toward
100% renewable electricity.
Our pathway toward our scope 1, 2
and 3 emission targets
Over the next two pages, we visualize
our pathway toward our scope 1,2 and 3
emissions targets.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	159

General disclosures	Environmental	Social	Governance
How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)

Scope 1 historic emissions[1]	Reducing energy use

Scope 2 historic emissions[1]	Using renewable energy

ASML’s SBTi emission target trajectory	Emissions compensated

Our pathway toward our scope 1 and 2 emission targets
kt CO2e

150

100

50

0

Growth at constant
emission intensity
Avoided/reduced emissions3
2025
SBTi target2
-25.2%
emissions
2030
SBTi target
-75%
emissions
2040
SBTi target
-90%
emissions

Read more

Manufacturing and buildings: Energy savings master plan	164

Manufacturing and buildings: Further gas reduction or green gas	164
Scope 1 and 2 target emissions in 2040
Projection based on 2025 emissions remaining constant

10
10
6.0
Key
actions

2019	2020	2021	2022	2023	2024		2030	2040
						-26
60	54	50	49	46	33	26			Actual gross emissions (kt CO2e)
0%	11%	17%	19%	24%	46%	56%	75%	90%	Emission reduction vs. base year (%)

2025

GHG neutrality target:	Scope 1 and 2 emissions (manufacturing and buildings)
1.Historic values shown in the visual reflect the current reporting scope and calculation methodology, and may deviate from reported values in previous Annual Reports that were based on the reporting scopes and calculation methodologies used in the respective years.
2.In addition to our SBTi-validated target from 2021, the SB has applied an LTI performance measure on scope 1 and 2 emissions for the 2023-2025 period. Read more in Corporate governance – Remuneration report
3.The description of avoided and reduced emissions is on ASML’s company (being consolidated group) level. This differs from the guidance by the GHG Protocol on estimating and reporting avoided emissions, which is on product level.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	160

General disclosures	Environmental	Social	Governance
How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)

Supply chain emissions[1]	Reducing energy use

Product use emissions[1]	Using renewable energy

ASML’s SBTi emission target trajectory

Our pathway toward our scope 3 emission targets
Mt CO2e

50

40

30

20

10

0

Avoided/reduced emissions[2]
Global decarbonization
Read more
Product use: energy reduction roadmaps	172
Logistics: air-to-ocean project	168
Purchased goods and services: commitments from suppliers	166
Product use: renewable energy at customers via SCC	175
Other projects, including on business travel and employee commuting[3]	170 171
Innovation gap
Residual emissions[4]

16.9
7.9
0.1

6.3
5.6
0.5
2.2
2.3
2025
SBTi target
-35.3%
emission
intensity
2030
SBTi target
-55%
emission
intensity
2040
SBTi target
-97%
emission
intensity
Projection based on 2025 emissions
that scale with company growth
Growth at constant
emission intensity
Key
actions

2019	2020	2021	2022	2023	2024	2025	2030	2040
7.6	7.6	10.8	11.0	13.6	12.0	11.6			Actual gross emissions (Mt CO2e)
1.44	1.12	1.10	1.02	0.96	0.83	0.67	0.65	0.04	Emission intensity (kt CO2e per €m gross profit)
0%	22%	24%	29%	33%	42%	53%	55%	97%	Emission intensity reduction vs. base year (%)

GHG neutrality target:	Business travel Employee commuting[3]	Supply chain	Entire value chain
1.Historic values shown in the visual reflect the current reporting scope and calculation methodology, and may deviate from reported values in previous Annual Reports that were based on the reporting scopes and calculation methodologies used in the respective years.
2.The description of avoided and reduced emissions, included on the next page, is on ASML’s company (being consolidated group) level. This differs from the guidance by the GHG Protocol on estimating and reporting avoided emissions, which is on product level.
3.The values of historic emissions and emission compensation for business travel and employee commuting are too small to be visible at the current scale.
4.The absolute amount of residual emissions shown in the visual is equivalent to the -97% intensity target based on current Climate Transition Plan modelling assumptions, but is not a company target by itself.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	161

General disclosures	Environmental	Social	Governance
How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)
Our ambitions and progress
To keep track with the pathway of our
Climate Transition Plan – which is in line
with the objective of the Paris Agreement –
we have determined the following SBTi-
validated and approved ambitions:
Scope 1 and 2
The graph on page 159, visualizes our SBTi
scope 1 and 2 targets (against a 2019
baseline value of 60 kt), namely:
•Reduce absolute gross scope 1 and 2
GHG emissions by 25.2% by 2025:
In 2025, with emissions of 26 kt CO2e,
we have already reduced absolute gross
scope 1 and 2 emissions from 2019 by
56%, exceeding the SBTi target.
•Reduce absolute gross scope 1 and 2
GHG emissions by 75% by 2030:
This translates to lowering our CO2e
emissions to below 15 kt by 2030.
•Reduce absolute gross scope 1 and 2
GHG emissions by 90% by 2040:
This translates to lowering our CO2e
emissions to below 6 kt by 2040.
We have reduced our scope 1 and 2
emissions from 60 to 26 kt CO2e between
our base year 2019 and 2025 by deploying our
energy savings master plan of 2021–2025 –
achieving energy savings by, for example,
reusing waste heat from our factories for office
conditioning through our energy grids, installing
solar panels, replacing chillers, installing
boilers and heat pumps, and optimizing the
use of air-conditioning systems. We have also
been working to further increase the amount
of renewable electricity purchased for our
premises in multiple locations around the world
– reaching 100% for all our locations in 2025.
Scope 3
For scope 3, (as shown on page 160) we have
the following SBTi-validated and approved
intensity targets (against the 2019 absolute
baseline value of 7.6 Mt):
•Reduce scope 3 GHG emissions per €m
gross profit by 35.3% by 2025:
This target represents an intensity reduction
from our baseline value of 1.44 kt CO2e per
€m gross profit to a target level of 0.93 kt
CO2e per €m gross profit. Our achieved
scope 3 emission intensity in 2025 was 0.67
kt CO2e per €m gross profit, this equals a
reduction of 53% against our 2019 base year,
achieving our SBTi target of 0.93 kt. In
absolute scope 3 emissions, this corresponds
to a 2025 target level of 15.7 Mt CO2e
versus actual emissions of 11.6 Mt CO2e.
•Reduce scope 3 GHG emissions per €m
gross profit by 55% by 2030:
This translates to lowering our CO2e
emissions to below 19.5 Mt by 2030.
•Reduce scope 3 GHG emissions per €m
gross profit by 97% by 2040:
This translates to lowering our CO2e
emissions to below 2.3 Mt by 2040.
In 2025, in absolute terms, scope 3 emissions
accounted for 11.6 Mt – or 99.8% – of our
total footprint. Of this, 5.2 Mt were ‘upstream’
emissions – mainly related to the goods and
services we buy and ship – including 0.1 Mt
from business travel and commuting. Our
supply chain emissions are predominantly
driven by purchased goods and services.
The related emissions have increased
compared to the 2019 baseline – primarily
caused by our growth and accompanying
spend. As we have calculated our purchased
goods and services emissions based on
spend, this is a logical trend. As an enabling
step to reduce our supply chain emissions in
the near future, we have been working on
improving data quality through closer
collaboration with our suppliers.
Of our scope 3 emissions, 6.4 Mt were indirect
‘downstream’ emissions from the use of sold
products at our customers’ sites. We measure
the energy efficiency of our systems on total
energy consumption per system and per wafer
pass. There, we do see decreasing energy
use per wafer pass for our EUV systems.
In the short term, we expect emissions to
remain correlated to our company’s growth.
To achieve our ambitions in our Climate
Transition Plan, we need to collaborate with
our value chain partners to first stabilize and
then reduce emissions, even as our company
continues to grow. This can be done, for
example, by increasing the capacity of
renewable electricity in regions where
some of our main customers operate.
To help us achieve our SBTi ambitions and stay
on track, we have set short and medium term
topic specific targets, which you can read more
about in the topic-specific sections to follow.
Avoided and reduced emissions
Avoided and reduced emissions are illustrated
on our scope 1 and 2 and scope 3 pathway
visualizations starting from the base year. They
are defined by comparing a scenario of growth
at constant emission intensity since 2019
(dotted blue line) to one that reflects the historic
emissions trajectory and projected growth as of
2025 (dotted pink line). The difference between
these two lines shows the combined impact of
our past decarbonization actions and other
factors resulting in emissions increasing less-
than-proportional to profit growth.
For the scenario of growth at constant
emission intensity (ktCO2e/€m gross profit) we
used the 2030 moderate sales opportunity and
mid-point to mid-point gross margin guidance
from the Investor Day 2024. For the purpose of
the Climate Transition Plan only, we modeled
further growth from 2030 toward 2040.
The projected growth scenario is different for
scope 1 and 2, and scope 3.
Scope 1 and 2
We do not anticipate growth in absolute
emissions, as we aim to develop gas-free
new buildings if and when our potential
growth requires us to do so.
Scope 3
We modeled the projected 2040 scope 3
emissions based on progress made so far,
and on expected scaling of key parameters
that drive business-as-usual emissions per
emission category – such as number of
systems sold (for product use) and employee
headcount (for business travel and commuting).
Global decarbonization
Global decarbonization reflects the assumed
emissions reduction from electricity grids
gradually shifting to renewables – and as a
result decreasing the emission factors of
average grid electricity. This is considered an
exogenous effect and therefore not part of our
emissions reductions. Global decarbonization
is modeled based on current grid emission
factors and renewable electricity percentages
of countries where our value chain partners
operate, combined with expected renewable
electricity percentages toward 2030 and
2040 based on announced pledges or
public information from these countries.
Our key actions
Our approach applies to ASML worldwide
and focuses on seven material sub-topics,
which include the key actions we defined
to achieve our Climate Transition Plan
ambitions. They are tailored to a combination
of our organizational structure and external
standards, and cover the most relevant
emission categories for ASML across scopes
1, 2 and 3, according to the GHG Protocol.
Scope 1 and 2
•Manufacturing and buildings: Including our
energy savings master plans, renewable
electricity sourcing and further gas
reduction and green gas sourcing plans.
Scope 3
•Purchased goods and services and capital
goods: Including our actions to achieve
our ambitions by closer collaboration with
our suppliers, as part of our Strategic
Sourcing & Procurement (SS&P) ESG
sustainability program.
•Logistics: Including our program to move
from air to ocean freight where possible
and feasible.
•Business travel: Including our efforts to
reduce our business travel and source
sustainable aviation fuel (SAF).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	162

General disclosures	Environmental	Social	Governance
How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)
•Employee commuting: Including
our initiatives to switch to low-carbon
travel modes.
•Product use: Including actions to realize our
energy-efficiency roadmaps for our different
product categories, to ensure less energy is
required to produce a chip – providing an
opportunity for our customers to reduce
their scope 2 emissions. The biggest impact
can be achieved by customers purchasing
renewable energy for their manufacturing
locations, which we are further stimulating
through active participation in the SCC.
In addition, the information and
communications technology (ICT) industry
also has a material impact on the broader
emissions of society, as defined by our DMA.
There are a few smaller scope 3
categories (fuel- and energy-related
activities, waste generated in operations,
end-of-life treatment and investments)
that we do not address explicitly. Although
the resulting GHG emissions reduction is
an integral part of overall target-setting,
these categories make up less than 0.1%
of our total scope 3 emissions.
Innovation gap
The innovation gap for scope 3 shows the
additional emission reductions needed after
the current key actions (as described in the
next section) in order to reach the 2040 target.
We aim to close this gap in collaboration with
our supply chain partners and customers
based on additional actions to be taken and
agreed upon in the (near) future.

Making carbon a financial consideration

To guide decision-making in internal
business cases without creating direct
monetary flows, we introduced a price
for carbon emissions. Our internal carbon
price enables us to consistently factor
externalities from GHG emissions into
business cases, creating increased internal
awareness and supporting capital
expenditure (capex) investments aimed at
reducing carbon emissions and improving
energy efficiency.
The intended scope initially covers
investment decisions in the emission
categories we most directly control (scope
1 and 2) and the use of our products (scope
3 category 11), after which we will look to
expand to external emission categories in
collaboration with our value chain partners.
In 2025, our initial internal carbon price
was defined at €208 per tonne of CO2
(2024: €200). This price is indexed 4%
per year by default.
We considered reference points such as
carbon credits based on EU European
Trading System (ETS) historical prices and
forecasts, peer benchmark based on a
group analysis of more than 30 ICT industry
peers, and cost-to-society benchmark
studies in the Intergovernmental Panel on
Climate Change (IPCC) report and in US
Environmental Protection Agency (EPA)
guidance. Our internal carbon price will
be reviewed structurally on an annual basis,
and on an ad hoc basis when circumstances
arise, to align with our ESG ambition level.
In the reporting year, we used the CO2
shadow price for investment decisions
covering 0.8 kt, which corresponds to a 3%
share of total gross scope 1 and 2 GHG
emissions. The R&D shadow price is
considered in R&D investment decisions
that are relevant to achieving our scope 3
category 11 energy-reduction targets.
However, the incremental part of our R&D
investment decisions directly contributing
to the achievement of our product use
energy reduction targets cannot be derived
from our total R&D costs. CO2 shadow
prices are used exclusively in the context
of managing investment projects. The
internal carbon price is not currently used
in asset valuations in the Consolidated
financial statements.

Energy-efficient heating and cooling of buildings at the Veldhoven campus

We aim to drive continuous improvement in energy saving – from optimized controls in our cleanrooms, to on-site green hydrogen generation and reuse of waste heat, for example at our Veldhoven campus.

This campus includes office buildings and
manufacturing facilities. In our manufacturing
facilities, we build and test our lithography
systems, so we need heating and cooling to
maintain a constant temperature.
There are several cooling systems at the site
that generate residual heat, which would
typically go to waste. However, through a
heating and cooling network on our campus
– a ring-pipe system that uses water to
distribute thermal energy – this residual heat
is now transported to nearby buildings.
Local heat pumps installed in each building
are at the heart of the system. These units
make use of the difference between the
water loop’s temperature and each building’s
required temperature to provide heating or
cooling while minimizing energy consumption.
During winter, heat pumps extract residual
heat from the water loop to provide heating
for office buildings and industrial cleanrooms.
In summer, the same system enables
efficient cooling for office spaces by using
the highly effective industrial cooling plants.
By providing both heating and cooling, this
system offers continuous comfort throughout
the year and lowers dependence on
conventional gas boilers. It is part of our
energy savings master plan, which started in
2021, and aims to improve energy efficiency,
reduce scope 1 and 2 greenhouse gas
emissions, and decrease our dependency
on natural gas in the Netherlands.
We already achieved total energy savings
of 148 TJ as a result of infrastructural
projects executed between 2021 and 2025,
exceeding our target of saving 100 TJ.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	163

General disclosures	Environmental	Social	Governance
How we are managing energy efficiency and climate action: Our Climate Transition Plan (continued)
Dependencies, challenges and
locked-in emissions
We are dependent on the actions taken by our
customers (uptake of renewable energy) and
suppliers (for example compensating for
residual emissions from products to ASML)
– and on the complexity of our supply chain,
with a long tail existing of many different tiers.
We are also dependent on the accessibility of
affordable low-carbon energy, which is not
available in all regions where we, our suppliers
and customers operate. In addition, we are
aware that the availability of carbon credits
might be impacted by an increasing market
demand toward 2030 and 2040.
We also have to consider potential ‘locked-in’
GHG emissions – those caused by our assets
and products sold within their operational
lifetime. We still use gas boilers at multiple
locations, for example, and it may take years
to replace these with low-carbon alternatives.
Our products, including critical components
such as the EUV light source and the wafer
and reticle stages, consume significant
amounts of energy, and we are developing
energy efficiency roadmaps aimed at
minimizing this energy consumption as
much as possible. However, whether the
remaining energy use results in locked-in
emissions largely depends on the availability
of affordable low-carbon energy to achieve
our ambitions toward 2040. As an active
founding member of the SCC, we collaborate
with industry partners and governments to
promote the availability of, and access to,
renewable electricity in the regions where
our customers operate.
We also foresee a challenge in our supply
chain regarding hard-to-abate emissions,
for example in purchasing low-carbon raw
materials such as steel and aluminum –
both used in our products and accounting
for most of the weight of our machines.
Currently there are no viable low-carbon
alternatives and the production industries for
these materials are not aligned with the Net
Zero Emissions by 2050 Scenario provided
by the International Energy Agency (IEA).
We aim to investigate opportunities in
these areas. For example, we are working
on more sustainable design principles for
our systems, products and processes to
maximize reusability and recyclability of
these materials – such as by opting for
mono-material components. We also
collaborate with suppliers to look into
using materials that can be upgraded,
refurbished or repaired, and thus reused.
When no longer usable, we look into
recycling of materials – and aim to use more
recycled content in raw materials. We are
also looking into sourcing certified materials
to ensure they adhere to internationally
recognized sustainability standards.
At present, also due to these challenges,
progress in reducing the carbon footprint
of our supply chain has been slower than
anticipated, as explained in our Purchased
goods and services chapter.
Potential impact of changes
in our product portfolio
To determine the emission-reduction trajectory
for our Climate Transition Plan, we calculate
different pathways using an internal modeling
tool. The development over time of our sales
product mix (EUV and DUV lithography
systems, metrology and inspection systems,
computational lithography) is modeled in line
with our public guidance, as disclosed during
our most recent Investor Day – which indicates
that, toward 2030, we expect a gradual shift to
larger percentages of EUV systems sold.
We have not included any scenarios in
which the future developments of new
product families have been modeled, as
we do not yet have a sufficiently clear view
on the potential increases or reductions in
energy consumption of those products.
We will keep monitoring these innovative
developments and incorporating them in
our plans where needed.
Climate Transition Plan investments
In order to achieve our energy efficiency
and climate action ambitions toward 2030
and 2040, we need to make significant
investments. These include:
•Capital expenditure – for example
purchasing equipment to make our
factories and other facilities more energy
efficient, as well as lease contracts for
new and/or renovated buildings.
•Operating expenditure – for example
investing in innovation, research and
development to further improve the
energy efficiency of our product portfolio.
The investments in our key environmental
sustainability actions resulting from our
Climate Transition Plan are described in the
following topic-specific chapters. Where
applicable, the link to our EU Taxonomy
assessment is described. The alignment
assessment of our eligible investments is
included in our EU Taxonomy disclosure.
There, we also assess if our key economic
activity (CE 1.2 Manufacture of electrical and
electronic equipment) is – according to the
Environmental Delegated Act – substantially
contributing to the transition to a circular
economy. Due to the nature and complexity
of lithography systems, we are currently
unable – and expect in the near future to
remain unable – to meet all the technical
screening criteria from the EU Taxonomy,
as explained in our Circular economy section.
We support the transition to a sustainable
economy by means of our key actions and
related investments made as part of our
circular strategy and for our climate action
pathway to reach GHG neutrality by 2040.
Read more in Sustainability statements –
Environmental – EU Taxonomy
EU Paris-aligned benchmarks
EU Paris-aligned benchmarks are indices
where the total GHG emission levels of
all underlying assets are aligned with the
Paris Agreement – which aims to limit the
rise in global temperatures to well below
2°C above pre-industrial levels, and to
pursue efforts to keep the rise to 1.5°C.
Companies can be excluded from these
benchmarks if they significantly harm one
or more of the environmental objectives
of the EU, however ASML is not excluded.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	164

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Manufacturing and buildings

Our objective

We aim to reduce emissions from our manufacturing locations and buildings by lowering energy consumption, increasing the use of renewable energy, and compensating for residual emissions.

Our scope

In scope are our scope 1 and 2 emissions

-40	-30	-20	-10	0	10	20	30	40
2024

2025

Achieved				2025 target: GHG neutral
from manufacturing and buildings, which
include our manufacturing locations and both
owned and leased office locations worldwide.
We report on all our buildings in use.
Scope 1 emissions comprise direct CO2
emissions from the use of natural gas –
the majority of which is used for heating and
humidifying our buildings – petrol and diesel
used for generators, process CO2 used in our
operations and the use of company cars.
Scope 2 emissions arise from our purchased
heat and electricity, which accounts for
approximately 83% of our energy use. Most
of our electricity consumption relates to the
manufacturing of chipmaking equipment –
assembly and testing of lithography, metrology
and inspection systems – and maintaining
consistent climate conditions such as
temperature, humidity and air quality in
our cleanrooms.

Targets and performance

Become GHG neutral for scope 1 and 2
emissions from our manufacturing and
buildings by 2025
We have reduced our scope 1 and 2
emissions from 60 kt to 26 kt between 2019
and 2025 by deploying our energy savings
master plans and purchasing more
renewable electricity. The residual emissions
(26 kt) have been compensated for to reach
our GHG neutrality target.
Scope 1 and market-based scope 2
emissions
33 kt
-26 kt
26 kt
In addition to our GHG neutrality ambition we
have set an SBTi-approved target to reduce
absolute gross scope 1 and 2 GHG emissions
by 25.2% by 2025, as part of our Climate
Transition Plan. We are aligned with our target
trajectory, having already reduced absolute
scope 1 and 2 emissions from 2019 by 56%,
exceeding the SBTi target.
We have defined two additional targets
related to manufacturing and buildings:
Achieve energy savings of 100 TJ from
energy-saving projects in our own
operations worldwide by 2025

0	50	100	150	200
2024

2025

Achieved			2025 target: 100 TJ
In 2025, as part of our energy savings
master plan, we executed key projects in the
Netherlands, Germany, the US and Taiwan,
resulting in 48 TJ of annual energy savings.
Total energy savings amounted to 148 TJ as
a result of infrastructural projects executed
between 2021 and 2025, exceeding our
target of 100 TJ and the equivalent of 26 kt
CO2e using location-based emission factors.
Having achieved our target, we want to
continue our energy savings journey beyond
2025. To support this ambition, we have
established an energy savings master plan
toward 2030 with a target of another 130 TJ
reduction by 2030.
Purchase 100% renewable electricity for
our own operations worldwide by 2025

0%	20%	40%	60%	80%	100%
2024

2025

Achieved			2025 target: 100%
96%
At the end of 2025, the share of renewable
electricity was 100%. Our target was achieved
by upgrading our long-term power purchase
agreement (PPA) in Taiwan to 100% renewable
electricity. We also purchased 100% renewable
electricity for the first time in South Korea,
Singapore, Malaysia and Japan. Furthermore,
as a result of our company’s continued growth,
we have purchased additional renewable
electricity for locations where we already
sourced 100% renewable electricity last year.

Our actions and resources

Progressing with our master plan to
reduce energy consumption
Our five-year energy savings master plan
covered each of our five largest industrial
sites and comprised more than 80 projects.
It aimed to reduce energy consumption
through direct annual savings of at least
100 TJ by 2025, through projects executed
in the period from 2021 to 2025.
The main components of the master plan
were improving the efficiency of the technical
installations used for our operations, and
optimizing our portfolio by building new
offices that meet the latest green building
standards – such as BREEAM (Building
Research Establishment Environmental
Assessment Method) in Europe, LEED
(Leadership in Energy and Environmental
Design) in the US and Asia, and LEED/Green
Standard for Energy and Environmental
Design (G-SEED) in South Korea.
Reducing our use of natural gas is also a key
objective, and we’re implementing an energy
grid – expected to complete in 2026 – that
reuses waste heat from our factories and
offices at our site in Veldhoven. This grid
includes a two-pipe loop providing waste
heat for heating in winter and energy-efficient
cooling in summer, and we’re incorporating
adiabatic humidification. The use of natural
gas in Veldhoven was reduced from around
4.4 million m3 (baseline 2019) to around 3.5
million m3 by 2025, driven by the energy grid
and other energy-saving measures – including
using heat pumps instead of combustion
heating. It is expected to be further reduced
through projects scheduled for completion
in 2026.
Using renewable energy
We’re driving a shift to renewable energy by
increasing the share of direct green electricity
purchases – so-called ‘bundled’ renewable
electricity – sourced close to our premises.
In the Netherlands, we are in the fifth of
a 10 year purchase agreement for green
electricity for our installations, and are
increasing the share of our own renewable
electricity generation through increasing
the number of solar panels.
In Taiwan, we upgraded our PPA with the
aim of ensuring that, by 2025, our operations
there would be powered entirely by renewable
energy – since we do not use gas in Taiwan,
we have achieved this aim.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	165

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Manufacturing and buildings (continued)
Manufacturing and buildings GHG neutrality pathway
Resources
The total investments toward our five-
Kt CO2e

2024 emissions net of renewables	Using renewable energy

Reducing energy use

2025 gross emissions before renewables	Emissions compensated

year energy savings master plan in 2025
amounted to €126 million, of which the
projects for the heat pumps and renovation

60
50
40
30
20
10
0
of office buildings in Veldhoven, and the solar
-23
panels for our San Diego location, are the
most significant. In total, next to external
support, 10 FTEs worked on the energy
savings master plan. The net proceeds of
-1
-26
the Green Bond we have issued in 2022
have been fully allocated to eligible green
building projects by the end of 2024.
Our solar panel, energy grid and heat
pump investments directly contribute to our
target of 100 TJ savings by 2025. The capex

2024 emissions net of renewable energy	Step up toward 2025 gross emissions before renewable energy	Step up toward 2025 of renewable energy purchase	Energy savings master plan reduction	2025 gross emission net of renewable energy	2025 emissions compensated	2025 net emissions
is assessed under EU Taxonomy activities
CCM 4.1 Electricity generation using solar
photovoltaic technology, CCM 4.9
Transmission and distribution of electricity,

Key energy-saving projects in 2025

In 2025, we saw an acceleration
of the energy-saving projects in
the master plan. These included:
•Improving the energy efficiency of our
DUV factory by renovating the building
in Veldhoven (savings approximately
3 TJ per year).
•Upgrading the chiller installation and
installation of electrical steam humidifiers
in Eindhoven (savings approximately
9 TJ per year).

•Insulating piping systems in Wilton
(savings approximately 4 TJ per year).
•LED lighting projects in Taiwan
and Veldhoven (savings approximately
2 TJ per year).
•Multiple small improvements during
the year and projects from earlier
years, finalized in and accounted for
as of 2025 (savings approximately
30 TJ total per year).
Together with earlier projects realized as
of 2021, we exceeded our target of saving
100 TJ per year by 2025.

and CCM 4.16 Installation and operation
of electric heat pumps.
For the renovation of buildings, we have
included our total investments. The incremental
part of the investments directly contributing
to the achievement of the target of 100 TJ
savings by 2025 cannot be derived from our
total renovation expenditure. We have
renovated multiple buildings over the past
year – the corresponding capex is considered
eligible under EU Taxonomy activity CCM
7.2 Renovation of existing buildings. We
classified the activity under climate change
mitigation because the focus is on improving
energy efficiency rather than circularity.
As part of our energy-savings master plan
we anticipate similar investments up to 2030
related to the renovation of buildings, hydrogen
projects, solar panels and multiple smaller
infrastructural improvements at our sites.
To report our market-based scope 2
emissions, we include the share and types
of energy attribute certificates (EACs) in the
metrics table on page 176. The total current
expenditure for these EACs amounted to
€6.9 million for 2025.
Grid congestion in the Netherlands
Despite our continued efforts to reduce
the energy demand of our operations, we
recognize that the broader challenge of grid
congestion in the Eindhoven area extends
beyond the boundaries of our company
alone. While our investments in energy
efficiency projects decrease our dependency
on conventional grid capacity, the national
electricity network is facing increasing strain
due to rapid electrification, expanding
industries, and rising demand from households
and mobility. We therefore engage proactively
with industry peers, national and local grid
operators, and public stakeholders to schedule
and support long term solutions, such as grid
reinforcement and future smart balancing,
in line with our demand.
Read more in Sustainability statements –
Environmental – EU Taxonomy

Looking ahead

In 2026, execution of the energy savings
master plan for the 2026–2030 time frame
will commence. This includes over 60
projects covering each of our five largest
industrial sites, with the goal of achieving
a reduction of another 130 TJ.
In the coming years, we also plan to expand
the use of solar panels at our sites in Europe,
the US and Asia – we intend to have more
than 20,000 solar panels on our roofs by
2030. This should lead to a total saving in
purchased energy of around 30 TJ per year,
and a total CO2e emission reduction of
around 2 kt per year.
Preparations are also underway to begin
integrating green gas into our energy
strategy, starting in 2028.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	166

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Purchased goods and services

Our objective

We aim to reduce emissions in our supply chain by working closely with suppliers to embed low-carbon practices and drive systemic change toward a GHG neutral supply chain by 2030.

Our scope

Our systems comprise hundreds of
thousands of parts, most of which come
from our suppliers. The elevated carbon
footprint of our purchased goods and
services is largely attributable to the energy-
intensive manufacturing processes and
complex supply chains of the materials
used in their production – including printed
circuits, optics, electronics and metals
like steel and aluminum.
Our supply chain emissions are predominantly
driven by purchased goods and services,
corresponding to scope 3 category 1
Purchased goods and services and category
2 Capital goods – the scope of this section.
For purchased goods and services, all
upstream (in other words, cradle-to-gate)
emissions from the production of products
purchased or acquired by ASML are in
scope. Products include both goods (tangible
products such as capital goods, materials,
parts and modules) and services (intangible
products such as maintenance contracts).
Purchased goods and services (85%) and
capital goods (8%) contribute to 92% of
upstream emissions. Most of the remaining
upstream emissions are from outbound
logistics (scope 3 category 4).

Targets and performance

Become GHG neutral for scope 3
emissions related to purchased goods
and services by 2030
Reaching GHG neutrality by 2030 requires
strong collaboration with our suppliers.
Although our Climate Transition Plan highlights
challenges in addressing hard-to-abate supply
chain emissions, we are encouraging them to
commit to reducing their carbon footprint by
2030 through improved energy efficiency,
increased use of renewable energy,
collaboration throughout the entire value
chain, and offsetting as a last resort.
Achieving our target requires that any future
compensation for residual supply chain
emissions (remaining scope 3 categories 1,
2 and 4 emissions after reduction) be
undertaken within the upstream value chain,
at the level and expense of our suppliers.

0	1,000	2,000	3,000	4,000	5,000	6,000
2024

2025

Off track	2030 target: GHG neutral
In 2025, total emissions related to purchased
goods and services (including capital goods)
were 4,781 kt CO2e – which is higher than
our base year 2019 emissions of 2,841 kt,
primarily due to business growth and the
increased need for goods and services. As
long as we rely on spend-based emissions
data, our calculated CO2e emissions will
fluctuate in line with our expenditure. To
enhance the accuracy of our reporting, we
intend to transition from a spend-based
method toward supplier-specific data for
scope 3 categories 1 and 2 emissions, enabling
us to better reflect suppliers’ emission
reduction efforts in our emissions reporting.
Get commitment from our top-80%
suppliers (based on CO2e emissions) to
reduce their CO2e footprint by 2030

Off track	2026 target: 75%

0%	20%	40%	60%	80%	100%
2024

2025

We set this target to encourage suppliers in
our shared journey toward becoming GHG
neutral by 2030. By year-end 2025, 32%
of our top suppliers in scope had committed
to reducing their CO2e footprint by 2030. We
aimed to achieve a 45% commitment by the
end of 2025 to enable us to remain on track
for the 2026 target; however, performance
did not meet this goal.
In 2025, we updated our calculation
methodology to introduce greater granularity
in categorizing the different types of GHG
reduction commitments set by our suppliers.
Our key assumption incorporated is that
supplier spend-based emissions grow
proportional to ASML toward 2030, based
on the sales and gross margin guidance
from the Investor Day 2024. This update
in methodology resulted in an increase
of commitment by suppliers from 9% to
17% in 2024.
Our suppliers are facing challenges in their
efforts to reduce GHG emissions. A key
barrier identified is the cost of decarbonization,
including investments in low-carbon
technologies and the potential expense of
carbon offsetting. These financial constraints
are limiting suppliers’ ability to commit.
Additionally, insufficient data quality is
hindering suppliers from making well-informed
and balanced commitments. Many are still
developing GHG reporting infrastructure.
With our proactive approach to sustainability
reporting we recognize that the availability
and quality of supplier emissions data is
still evolving in our industry.
Finally, suppliers are dependent on both
upstream and downstream partners to enable
reductions. They rely on their own supply
chains (which often cause the bulk of their
total emissions) for low-carbon inputs and
on clients like us to mandate low-carbon
product designs.
While we are still working to reach our 2026
target of 75% commitment from our top-80%
suppliers (based on CO2e emissions) to reduce
their CO2e footprint toward GHG neutrality, we
acknowledge this will be challenging based on
the current status. While progress is ongoing,
it is possible that achieving this target may
take longer than initially anticipated.

Our actions and resources

Engaging and collaborating with
our suppliers
Our SS&P ESG sustainability program is
a key enabler in our efforts to reduce scope
3 emissions by actively engaging and
collaborating with suppliers. Our aim is to
engage with value chain partners who share
our values and are dedicated to maintaining
environmental standards.
Upskilling our supplier account teams in
carbon literacy
In 2025, we held knowledge sessions
to inform and train our internal teams on
specific supplier GHG emission topics.
The Supplier Audit teams also took part
in a dedicated training program.
Re-affirming supplier commitments to ESG
We asked suppliers to sign our letter of
commitment (LOC) to commit to and
collaborate with us to achieve our ESG
ambitions. By signing, they agree to:
measure and share their CO2e emission
data with ecosystem partners; set ambitious
targets to reduce or compensate for CO2e
emissions; and collaborate with ASML and
ecosystem partners to remanufacture used
system parts, tools, packaging and other
materials, to maximize reuse. For the
estimated emission reduction of this action,
we refer to our Climate Transition Plan.
Since 2024, we continuously focus on
suppliers’ data quality and informing and
training them on calculation methodologies
for their scope 1, 2 and 3 emissions. In 2025,
we focused on strategies to reduce the

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	167

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Purchased goods and services (continued)
carbon footprint of materials throughout
their lifecycle. We also discussed options for
reducing carbon emissions in their upstream
supply chain and own operations, including
sustainable sourcing, more environmentally
friendly transportation modes and increased
use of renewable energy in their facilities.
Additionally, we identified a supplier need
for specific ‘green design’ requirements from
their customers, such as ASML.
Internally, we see growing focus and support
for reducing our upstream carbon footprint.
We have contracted a service provider to help
us improve suppliers’ emissions data quality.
The number of FTEs in the SS&P ESG
sustainability program remained at five in 2025.
Tackling energy efficiency and emissions
industry-wide
We increasingly cooperate cross-industry
to reduce emissions across our value chain.
In practice this means working with our
supplier base and sharing our Supplier
Handbook, and working with customers and
peers, both directly and in cross-industry
collaboration platforms – such as the SCC –
to address energy efficiency and climate
change issues, increase transparency and
collaboration, and increase global access
to renewable electricity.
Identifying low carbon footprint
alternatives
We believe an effective way to estimate the
carbon footprint of purchased goods and
services is life cycle assessment (LCA) that
uses mass data. Conducting an LCA typically
requires significant data collection and effort,
so we developed a simplified LCA tool: The
Carbon Quickscan tool. With this tool,
we were able to conduct a mass-based
carbon assessment of an entire product –
the TWINSCAN NXT:870B. We collected and
stored data on mass, material, assembly,
testing and transport at the building-block
level. Over a six-month period, the assessment
included more than 400 building blocks and
provided new insights on the carbon
footprint of our products.
Building on the carbon data collected last
year, we aim to integrate our cost of goods
reduction initiatives with our ongoing supplier
GHG reduction commitment program.
Through this combined approach, we
encourage suppliers to reduce the carbon
footprint of products delivered to us—by
increasing reuse or identifying alternative
low-carbon, low-cost solutions.

Looking ahead

In the coming years, we will stay focused on
the following activities to reduce emissions in
our supply chain:
•We are actively engaging with the
top-80% of our suppliers. We stimulate
our Tier 1 suppliers to engage with their
own suppliers to extend decarbonization
efforts upstream. In cases where these
suppliers are also our direct suppliers,
we work together to maximize our joint
leverage and accelerate impact.
•We are further expanding our training
curriculum to support both internal teams
and suppliers in better understanding
and calculating scope 3 emissions.
This capacity-building effort is closely
linked to our ambition to improve the
quality of supplier-reported CO₂e emissions
data. As part of this initiative, we are
collaborating with suppliers to enhance
data accuracy and consistency, with the
goal of collecting verified emissions data
from our top 100 suppliers.
•Following on from our first CO2e footprint
estimate with the Carbon Quickscan tool,
we are enhancing our internal capabilities
to conduct LCAs on (parts of) our products
and use our data for further analysis. This
will help identify high-carbon-footprint hot-
spots in our supply chain. Based on these
findings, we actively engage with suppliers
to explore opportunities for reducing
carbon emissions through sustainable
design, material efficiency and low-impact
manufacturing. We are beginning to explore
how to increase our use of low-carbon
materials, as we believe this will become
a key pillar in reducing the overall carbon
footprint of our products.
We intend to transition from a spend-based
method toward supplier-specific data for
scope 3 categories 1 and 2 emissions.
However, we experience that many suppliers
are not yet equipped to report emissions
in line with the GHG Protocol Corporate
Standard, partly due to the relief provided
by the EU Omnibus Regulation, which delays
their CSRD reporting obligations. To maintain
consistency, we continued to apply the
spend-based method in 2025. Meanwhile,
we actively collaborate with suppliers to build
readiness and support future data maturity.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	168

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Logistics

Our objective

We aim to reduce emissions by reconsidering our logistics flows and collaborating with logistics partners to transition toward more sustainable modes of transport.

Our scope

In scope are scope 3 category 4 emissions,
related to transportation and distribution
services purchased by ASML, including
inbound logistics (such as transportation of
materials, parts and modules from suppliers
to our facilities), outbound logistics (such
as transportation of products to customers),
and outsourced logistics between our
own facilities.
Outbound logistics services purchased
are categorized as ‘upstream’ because they
are a purchased service. Included are GHG
emissions related to freight – such as those
from air freight, ocean freight and road
transport – and emissions caused by the
use of outsourced warehouses.

Targets and performance

We have one target for our scope 3
emissions related to logistics (category 4):

Become GHG neutral for scope 3 emissions related to logistics by 2030

0	50	100	150	200	250	300	350
2024

2025

On track	2030 target: GHG neutral
The base year is 2019, with scope 3
emissions related to upstream transportation
and distribution of 213 kt CO2e. Last year,
we began enhancing and substantiating the
emissions data we receive from our logistics
service providers per modality and product –
allowing us to break down emissions and
work together with the business on initiatives
to reduce their impact.
Our scope 3 emissions with regard to
logistics in 2025 were 302 kt, with 276 kt
coming from air transportation. This increase
from the baseline is due to the growth of our
business, which requires more transportation
and distribution. However, our scope 3 intensity
continues to decline, and we currently remain
on track to meet our intensity targets.
As part of our SS&P ESG sustainability
program, we actively engage and collaborate
with our suppliers to help reduce scope 3
emissions – and we have identified a number
of logistics-related initiatives that will support
this approach. Specifically for logistics, we
also aim to achieve significant emission
reductions by rethinking preferred modes
of transportation.

Scope 3 emissions from logistics

Our actions and resources

Rethinking shipping routes
In 2025, we further progressed with our
efforts to avoid shipping all products centrally
from Veldhoven in the Netherlands to our
global customers, along with initiatives aimed
at sourcing more parts and tools locally.
Aiming for more sustainable and cost-
effective transportation modes
Our long-term transport vision is to move
to ocean freight where possible and feasible,
reducing our GHG emissions significantly.
Switching our transportation flows from air to
ocean has the potential to achieve a 70–85%
cost reduction opportunity and a 95%
CO2e reduction per kilogram shipped. Our
customers acknowledge the importance of
more sustainable transportation, but also
express their concerns regarding increased
transit times and risk of cargo damage.
Through multiple projects, we are working
with our freight teams and customers to
drive this transition.
Our air-to-ocean project went from the pilot
phase in 2024 to the minimum viable project
phase in 2025. Our ambition for 2025 was
elevated compared to 2024, with the goal
to ship more mature DUV and metrology and
inspection systems via ocean freight – and
we achieved this.
With our cross-company, cooperative
approach to multiple ocean freight initiatives,
we realized significant successes in 2025.
For DUV, the shipment of 17 full systems
saved us around 3 kt CO2e, while transport
materials used for system shipments returned
to Veldhoven resulted in approximately 9 kt
CO2e savings. For metrology and inspection
systems, we saved about 0.1 kt in 2025 by
shipping 12 systems to customers – and
launched a project to also ship several
inbound modules by ocean freight, resulting
in around 2 kt CO2e reduction.
At the start of 2025, we conducted a
comprehensive request-for-quotation
process for all our sea freight requirements,
and selected a logistics partner that shares
our ambitious goals. They will contribute to
reducing our emissions by increasing bio-
methanol usage for their fleet of dual-fuel
methanol container vessels.
To support the move to more sustainable
transport and shipping modes – and in
advance of future EU regulations (‘ReFuelEU’)
requiring all airlines to follow suit – we continued
investment in sustainable aviation fuel (SAF).
This reduced our CO2e emissions by 6 kt –
2% of our total freight emissions for 2025.
We will engage with both suppliers and
customers on options to change transportation
modes where possible from air to ocean
freight, and with our logistics partners to
buy more SAF for any transportation and
distribution still done by air.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	169

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Logistics (continued)
Resources
For transporting DUV and metrology and
inspection systems by ocean freight, within
the current transport tool pool we were able
to support air-to-ocean projects.
Furthermore, because of our elevated
ambitions and the increasing lead time due
to returns of containers via ocean freight,
we agreed with our forwarders to increase
the number of our leased ocean containers
by 63 – leading to higher yearly expenditure
of €1.0 million.
In 2026, we aim to absorb the step up to
high-volume ocean freight of our mature
systems in our current transport tool pool
by optimizing utilization of these tools. To
facilitate the transition from air to ocean
freight for the common platform (EUV), we
have started developing special containers
for safe transportation by sea in 2030. In
2025, the investment in this development
focused mainly on manpower and D&E
capability.
We dedicated 20 FTEs to the air-to-ocean
project. Investments in more sustainable
transportation modes are also motivated by
considerations of future cost-effectiveness.
For SAF use in logistics, we have agreements
in place with all our forwarders whereby one
or both parties spend a small percentage of
the annual air-freight cost or revenue
attributable to ASML in SAF. In 2025, we
contributed €0.4 million on SAF programs
from our forwarders, while €1.2 million worth
of SAF is used for our air freight. For next
year, we intend to continue optimizing our
SAF strategy.

Looking ahead

We are progressing toward our target of
achieving GHG neutral scope 3 emissions
for logistics by 2030. In 2026, we plan to
keep working on obtaining more accurate
emissions data from our logistics partners as
well as our collaborative reduction actions.
To further reduce emissions, in the coming
years we will be focusing on:
•Aiming in 2026 to reach the full product
project phase to ship mature DUV and
metrology and inspection systems in high
volume via ocean freight.
•Progressing our pilot project to ship EUV
modules via ocean freight in the future
•Investigating the possibilities to reduce the
emissions of the outsourced warehouses
we use worldwide and the trucks used for
the last mile.
To reach our GHG neutrality target by 2030,
we are dependent on compensation for the
residual emissions by our logistics partners.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	170

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Business travel

Our objective

We aim to reduce emissions from business
travel by limiting travel where possible,
encouraging train and electric vehicle for
shorter distances and contributing to SAF
programs, while compensating for
residual emissions.

Our scope

In scope are scope 3 category 6 emissions,
related to transportation of our employees
and the ‘N1-conversion’ category of non-
employees for business-related activities in
vehicles owned or operated by third parties,
such as aircraft, trains, buses and passenger
(rental) cars. Hotel stays are also included.

Targets and performance

We have defined one target for our scope 3
emissions related to business travel
(category 6):

Become GHG neutral for scope 3 emissions from business travel by 2025

-80	-60	-40	-20	0	20	40	60	80
2024

2025

Achieved				2025 target: GHG neutral
65 kt
-32 kt
32 kt
In the base year 2019, our business travel
emissions were 97 kt CO2e. In 2025, taking
into account our continuous critical focus
on travel budgets and SAF purchases, total
emissions were 32 kt. The residual emissions
(32 kt) have been compensated for to reach
our GHG neutrality target.

Scope 3 emissions from business travel

Air travel (after SAF purchase)	Car rental

Public transport

Hotel	Taxi

Our actions and resources

Reducing emissions globally
In 2025, we continued to evaluate travel
budgets globally to identify potential areas
for emission reduction.
We also introduced enhanced management
travel dashboards for increased insights and
awareness on business-travel-related emissions.
We stimulated green travel by encouraging
employees to use train travel or electric cars
for specific destinations such as Berlin, and
switching to electric vehicles (EVs) in our
rental car program in Veldhoven.
By increasing SAF purchases for part of our
global business journeys, we were able to
further reduce residual emissions by 28 kt
CO2e (2024: 7 kt).
In the Netherlands, we signed the Dutch
Business Sustainable Mobility Pledge,1 which
commits us to achieving a gross emission
reduction from business travel of 50%.
With emissions of 0.73 t CO2e per FTE in
2025, we have already met this commitment
compared to our 2019 base year value of
3.88 t CO2e per FTE, which is partly
attributable to the change in reporting
method for aviation. We aim to keep the
emissions per FTE below current levels,
with a continued emphasis on seeking
additional improvements.
To assess the effectiveness of these actions,
we report progress internally against our
business travel targets. In addition, our CO2e
emissions dashboard indicates to what
extent CO2e emissions need to be reduced
by SAF purchases to meet our future targets
– and how much remains to be compensated
for by carbon credits.
Resources
We are only able to directly relate our financial
investments in SAF to the achievements
toward our GHG emission-reduction targets
for business travel.
In 2025, we contributed €3.6 million to the
SAF program of the business travel airline.

Looking ahead

In 2026, we will continue our strict ‘need-to-
travel’ policy while investigating opportunities
to further reduce travel overall. We plan to
continue our existing strategy using SAF
and we plan to compensate for the residual
emissions, which are expected to be in line
with the current year.
1.In the Dutch Business Sustainable Mobility coalition, around 70 organizations representing more than 550,000 employees in the Netherlands have signed up for the Dutch Business Sustainability Mobility Pledge, which sets out the ambition of the front-runners of the Dutch business community to explore the potential of a sustainable shift in business mobility. The main, shared ambition is to reduce CO2e emissions from business travel by 50% per FTE in 2030 against the base year 2016. Due to data availability, we use the (updated) base year of 2019 rather than 2016.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	171

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Employee commuting

Our objective

We aim to reduce emissions from employee commuting by supporting the shift to alternative modes of transport and the shift to electric vehicles, while compensating for residual emissions.

Our scope

In scope are scope 3 category 7 emissions,
related to the transportation of (fixed-contract)
employees between their homes and worksites.

Targets and performance

We have one target related to reducing
our scope 3 emissions from employee
commuting (category 7):

Become GHG neutral for scope 3 emissions from employee commuting by 2025

-60	-40	-20	0	20	40	60
2024

2025

Achieved			2025 target: GHG neutral
36 kt
-45 kt
45 kt
Our commuting emissions (predominantly
relating to commuting by car) increased from
36 kt to 45 kt CO2e in 2025, mainly because
of our methodology update this year, where
we transitioned from estimating office presence
to more direct data through a more consistent
global rollout of badge-swipe tracking.
Furthermore, we had a slight increase in total
FTEs. The residual emissions (45 kt) have
been compensated for to reach our GHG
neutrality target.
We promote a balanced working-from-
home policy and have developed a mix
of sustainable commuting options for our
employees, encouraging people to travel
to work by bicycle or public transport.
Alongside this, we provide shuttle bus
services from park-and-ride locations and
offer satellite offices in the Netherlands.
We aim to lower our CO2e emissions and
environmental impact, while also releasing
pressure on road infrastructure and congestion.

Scope 3 emissions from commuting

Car	Public transport

Other

Our actions and resources

Continued impact through the Dutch
Business Sustainable Mobility Pledge
In the Netherlands, the Dutch Business
Sustainable Mobility Pledge also requires a
gross emission reduction from commuting.
We provide national railway commuting cards
to employees to stimulate travel to the office by
public transport. In addition, we provide
sufficient EV charging options, as well as
campus e-bikes and on-demand shuttle buses
for inter-campus transportation.
To stimulate the use of bicycles for commuting,
we continued a cycling reward of €0.35 per
kilometer, and offer cycling lessons for
colleagues not used to riding a bike.
With emissions of 1.05 t CO2e per FTE
working in the Netherlands in 2025, we have
reached the level of our 2030 commitment
of reducing 50% compared to our base year
value of 2.30 t CO2e per FTE in 2019.
Exploring global additional reduction
initiatives
To close the target gap for employees globally,
we are aiming to improve data quality and
insights of employee commuting emissions
worldwide. In 2024, we started an employee
commuting decarbonization project across
seven representative locations to better
understand commuting habits, reduce
emissions and promote greener commuting
options – not only in the Netherlands, but in our
operating regions worldwide. Input from
employees provided us with insights into their
preferences in low-carbon transport, which will
likely lead to targeted interventions to further
reduce commuting emissions in later years.
In 2025, we worked with four key pilot sites to
align reduction of emissions through adoption
of EVs and alternative modes of transport per
site and which incentives to put in place for
using shuttle buses, bicycles or public
transport. We also made steps on improving
data collection and tooling to enable data-
driven decision-making based on actual
employee commuting data.
Resources
We dedicated two FTEs to the commuting
decarbonization project. In 2025, we invested
€0.1 million in EV chargers and additional
campus e-bikes. We also spent €1.3 million
to compensate for 45 kt CO2e of our
commuting emissions.

Looking ahead

Based on the lessons learned from the
commuting decarbonization project, we
aim to set up targeted interventions in both
the Netherlands and other countries we
operate in to reduce commuting emissions
– for example by exploring opportunities to
increase the adoption of electric vehicles
and organize for the related infrastructure.
In 2026, we aim to continue working on
improving our commuting data, focusing
on four different sites: Veldhoven (the
Netherlands), San Diego (US), Berlin
(Germany) and Pyeongtaek (South Korea).
Finally, we intend to compensate for the
residual emissions, which are expected to
be in line with the current year.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	172

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Product use

Our objective

In collaboration with our customers, we
aim to reduce emissions from product use
when designing new lithography, metrology
and inspection systems or parts, increasingly
focusing on reducing their energy consumption,
supporting progress toward GHG neutrality
by 2040.

Our scope

The largest portion of our (indirect) GHG

0%	-2%	-4%	-6%	-8%	-10%	-12%	-14%
2024

2025

emissions arises during use of our systems
at our customers’ factories. Our scope 3
emissions from the use of sold products
relate to scope 3 category 11. In scope are
expected lifetime emissions from the use of
goods and services we sell: EUV and DUV
lithography systems, metrology and inspection
systems and computational lithography.

Targets and performance

Until 2025, energy efficiency targets were
set for the EUV NXE product family. From
2026 onward, we plan to extend these
targets to include EUV EXE and DUV NXT
product families.
Achieve a 10% decrease (on 2018
baseline) in absolute equivalent power

Not achieved	2025 target: 5.1 kWh

0	2	4	6	8	10
2024

2025

consumption (MW) of our NXE systems
by 2025
For the TWINSCAN NXE:3800E, the total
power consumption decreased 0.06 MW to
1.26 MW compared to 2024. Compared to
the 2018 baseline figure of 1.44 MW, this is
a reduction of 13%.

Achieved	2025 target: -10%
Recent energy savings were mainly achieved
by the first sleep mode deliverable, called RF
Sleep Mode, released in 2024 and instant
saving in system power consumption when
the system is in sleep mode. This feature,
combined with additional enhancements,
results in exceeding our target of a 10%
reduction by 2025.
Energy use per wafer pass
Based on the latest measurement of the
NXE:3800E, energy use per wafer pass was
5.5 kWh/wafer – versus our 2025 target of
5.1 kWh/wafer. Despite not reaching our target,

Not achieved	2025 target: -60%

this is an improvement from the 5.9 kWh/

0%	-20%	-40%	-60%	-80%	-100%
2024

2025

wafer measurement taken in 2024, primarily
attributable to increased productivity.
The throughput increased from 220 to 230
wafers per hour due to our Productivity
Enhancement Package – Extended (PEP-E),
a bundle of software improvements designed
to increase wafer throughput and improve
energy efficiency in EUV lithography systems.
In all, energy per wafer pass decreased from
5.9 to 5.5 kWh, a reduction of 57% against
our target reduction of 60% versus our 2018
baseline of 12.8 kWh/wafer.

Achieve a 60% decrease (on 2018 baseline) in equivalent energy consumption (kWh/wafer) of our NXE systems by 2025
-54%
-57%
While we have made significant progress,
shifts in the EUV product roadmap scope
have impacted our trajectory. The 2025
target of a 60% decrease in energy use per
wafer pass was not fully achieved within the
intended time frame. However, the technical
groundwork we have laid gives us confidence
that we are well positioned to achieve this
target value in the near future, as we aim to
continue our emission reduction journey
beyond 2025. Therefore, we have extended
our target to achieve an energy use per wafer
pass of 4.7 kWh by 2027 – equal to a 63%
decrease in equivalent energy consumption
(kWh/wafer) compared to 2018.

Scope 3 emissions from product use

EXE	PAS	HMI

NXE	XT	Other

NXT	YieldStar

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	173

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Product use (continued)
Reducing emissions from the use
of sold products
In 2025, total emissions from the use of sold
products were 6,443 kt CO2e, of which EUV
accounted for 3,257 kt CO2e, DUV for 2,824
kt CO2e, and metrology and inspection
systems for 311 kt CO2e.
Between 2019 and 2025, total emissions
from the use of sold products have
increased from 4,374 kt CO2e to 6,443 kt
CO2e, primarily due to the annual increase
in sales volumes and partly offset by our
methodology update of 2024, reflecting
that our customers are sourcing increasing
percentages of low-carbon electricity.
The energy used per wafer pass for
EUV decreased between 2018 and 2025.
Our machines in general are becoming
more energy efficient per output measure,
confirming that we are working on the right
actions toward our energy-efficiency targets.

Our actions and resources

Continuously improving our roadmaps
We continue working on energy-efficiency
improvements for our (future) products,
which requires long lead times and takes
years to achieve. Energy-saving roadmaps
have been developed for all product
categories – and, during 2025, we have
further developed and detailed these
roadmaps toward 2030. For the expected
emission reduction of this key action, we
refer to our Climate Transition Plan.
We monitor progress during quarterly cross-
functional meetings. In addition, we use the
SEMI S23 standard – the Guide for Conservation
of Energy, Utilities and Materials Used by
Semiconductor Manufacturing Equipment –
as a tool to measure and analyze the
energy use of our systems.
It is a positive trend that both internal
stakeholders and our customers are increasingly
aware of the energy consumption of our
products. The prioritization of related aspects
at a product system engineering level is
speeding up progress on our targets. Alongside
our energy-efficiency roadmaps, the gradual
increase in renewable energy uptake by our
customers is instrumental in helping reduce
our product-use emissions.
Progressing our EUV product roadmaps
The EUV light source receives significant
focus in our engineering efforts as it accounts
for the largest share of the total energy
consumption of an EUV system.
We are implementing energy efficiency
improvements in our EUV 0.33 NA (NXE)
product development process according to
our roadmap, which includes plans for:
•Enabling hydrogen (H₂) reuse through
integration with a third-party recovery unit,
enabled by our new (dual-inlet) design of
the gas facility unit.
•Intermittently turning the CO2 drive laser
off for short intervals during system
operation when no EUV light is required,
which has been tested by customers to
confirm our own measurement of ~400 kW
instant saving in system power consumption.
•Making changes in the application of low-
and high-temperature cooling water for the
drive laser on the NXE:3800F.
•Laser gas turbine sleep mode: switching
off or reducing the speed of the driver
laser gas turbines when the system is
not used.
Our EUV product roadmap includes future
improvements for both existing (installed
base) and planned EUV lithography systems,
including our EUV 0.55 NA (EXE) systems.
In 2025, we performed our first SEMI S23
measurement for the TWINSCAN EXE:5000A,
which resulted in energy use per wafer pass
of 25.2 kWh/wafer. This relatively high figure
is explained by the low throughput of 53
wafers per hour at the test, since the system
was not capable of running at full throughput
of currently 110 wafers per hour. In line with
our continued focus on energy reduction for
the new EXE product family, we have set a
target to achieve an energy use per wafer
pass of 8.6 kWh to be achieved by 2028.
Our strong involvement in driving adoption
of high-temperature process cooling water
(HTPCW) has contributed to this becoming
an industry standard for future semiconductor
fabs, and we are actively engaging with
customers to implement this in their new
fabs – with the potential to save ~100 kW,
representing ~8% of total equivalent power
consumption per system.
Together with other semiconductor partners,
we also started the roll-out of solutions to the
installed base to support future hydrogen
reuse.
Progressing our DUV product roadmaps
We have significantly increased customer
engagement – in both the advanced and
mature market segments – in recent years,
with the aim of developing joint roadmaps
toward GHG neutrality.
Although it will not directly lower our scope
3 emissions, which are calculated using
current year sold products, we are also
focusing on improvements related to the
installed base. We introduced an installed
base sustainability roadmap, including
software- and hardware-related upgrades
to reduce energy consumption and CO2
emissions from immersion hoods for the
customers' installed base – further enabling
their GHG reduction ambitions.
We introduced clear governance regarding
Sustainability Product Use in Portfolio and
Product Management, to accelerate on our
GHG emission reduction targets. For DUV
NXT, we have updated our energy reduction
roadmap in 2025 for both new systems and
the installed base, and we are preparing to
define an energy use per wafer pass target
next year.
Metrics will be absolute power use reduction
and energy consumption per wafer pass.
This roadmap includes software- and
hardware-related upgrades, which directly
contribute to our customers’ energy
reduction ambitions. We expect to release
the first immersion system upgrade on
energy efficiency to the market in 2026.
Metrology and inspection
In the context of our metrology systems, we
are actively pursuing energy-saving initiatives
aimed at reducing GHG emissions.
Collaborating closely with industry peers and
partners, we are sharing both knowledge and
technology. The new platform development
roadmaps of our Optical Metrology Systems
roadmap are aimed at reducing overall power
consumption and energy per wafer pass. The
first of these systems is expected to reach
volume in 2026, with further enhancements
planned for each new generation. These
collective efforts support our commitment
to achieving GHG neutrality by 2040.
Within our e-beam metrology and inspection
(HMI) business, energy efficiency has been
a foundational consideration from the earliest
stages of system design for our next-
generation multibeam platform. Our design
enhancements target improved energy
performance across both measurement
and computational functions. We anticipate
launching the first multibeam system with
these energy-efficiency advancements to
the market in the near future.
Computational lithography
In computational lithography, we are
advancing optical proximity correction (OPC)
technologies as part of our broader strategy
for sustainability and operational excellence.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	174

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Product use (continued)
By migrating Central Processing Unit (CPU)-

Saving energy by enabling hydrogen reuse
based OPC workflows to GPU acceleration,
we have achieved significant reductions in
Innovation and collaboration are important watchwords as we work to reduce the energy use and emissions of both our newly built and installed systems. The introduction of sleep mode features and of high-
temperature process cooling water are seeing good results and have the potential to make a big difference when adopted at scale by customers.
total processing power requirements and
strengthened our ESG outcomes. Ongoing
investment in next-generation GPU platforms
and GPU efficient algorithms will further
minimize the computational footprint
per device layer.
Resources
Following our product roadmaps, we innovate
across our entire product portfolio through
strong investments in R&D. When we design
new systems, we increasingly focus on
reducing energy consumption and cost,
while increasing performance and availability.
The R&D costs are therefore not solely
attributable to our GHG emission reduction
targets, but our product roadmaps always
aim to contribute to ASML’s strategic goals.
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

Most recently, our engineers have worked
on changes to hydrogen abatement systems
and joined forces with customer fab facilities
teams and strategic suppliers on the functional
introduction of hydrogen recycling for EUV
systems. EUV lithography systems use a
stream of low-pressure hydrogen gas to
protect sensitive optics and keep the system
up and running. Hydrogen management
accounts for more than 20% of an EUV
system’s total energy consumption
The ASML team has developed a dual-inlet
gas facility unit, which supports customer
integration of supplier-provided hydrogen
recovery units. Together, these two elements
provide a new solution for hydrogen reuse,
for which we have provided design and
safety assessment assistance. 80% of the
hydrogen used is due to be recovered,
and 50% of the power associated with
that hydrogen use saved.
This integrated solution has been tested and is
now being gradually introduced to the
installed base of our customers. In November
2025, we were honored to receive the TSMC
Supplier ‘Excellence in Green Manufacturing’
Award, for this and other product energy-
efficiency innovations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	175

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Product use (continued)

Looking ahead

We will continue to work on the energy efficiency
of our systems and other product families.
In 2026, we plan to introduce new energy‑
reducing features for our EUV systems: the
release a new Productivity Enhancement
Package, and the roll out the hydrogen
reuse solution to the market
For DUV, we actively engage with our
customers, on our product roadmaps for
both ASML’s and our customers’ GHG
neutrality ambitions.

Semiconductor Climate Consortium (SCC)

We are a founding member of
the SCC. Established in November
2022, the SCC aims to address the
challenges of climate change and
speed up the industry’s efforts to
reduce GHG emissions throughout
the value chain.
The consortium’s members are committed
to working toward the following pillars
and objectives:
•Transparency – Publicly report progress
and scope 1, 2 and 3 emissions annually.
•Ambition – Set near- and long-term
decarbonization targets with the aim
of reaching GHG neutrality by 2040.
•Collaboration – Align on common
approaches, technology innovations and
communication channels to continuously
reduce GHG emissions in the value chain.
The SCC is ultimately responsible for
monitoring and reviewing progress
toward these ambitions. In 2023, the
SCC published an in-depth analysis of
the semiconductor value chain’s carbon
footprint and priority-ranked carbon
emission sources for the industry – acting
as the baseline for value-chain emissions.

ASML is an active contributor to the SCC.
We are co-leading the BAR (Baselining,
Ambition-Setting and Roadmapping)
consortium working group and are actively
participating in other working groups by
sharing data and information, and by
facilitating sessions.

Customers, ICT and society

The technology pioneered by our
R&D teams and partners sits at the
heart of global digitalization – and
has the potential to transform how
we all live and work.
We enable our customers to innovate
the semiconductor technologies that
can help humanity manage its challenges
and seize opportunities by facilitating
sustainable living and e-mobility, accessible
healthcare, food security and the transition
to renewable energy.
Our customers’ products are used in a
wide variety of applications, impacting
society’s GHG emissions both positively
and negatively – particularly when taking
into account the rapid adoption and
increasing integration of generative
AI capabilities.
In collaboration with the industry, we
aim to have a better understanding of
the GHG emissions caused by the use
of our customers’ products. We do this,
for example, by being a member of the
SCC, where we actively engage with our
customers on climate-related matters.
We do not measure emissions downstream
beyond our customers and have no targets
on these, because this is outside the scope
of our GHG reporting boundary.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	176

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Metrics table

					Climate Transition Plan targets
Topic	Description	Base year 2019	2024	2025	Target year 2025	Target year 2030	Target year 2040
Scope 1 GHG emissions (in ktCO2e)	Gross scope 1 GHG emissions	22	24	25
	Percentage of scope 1 GHG emissions from regulated emissions trading schemes		N/A	N/A

Scope 2 GHG emissions (in ktCO2e)	Gross location-based scope 2 GHG emissions[1]	176	228	151
	Gross market-based scope 2 GHG emissions	38	9	1
	Subtotal of gross scope 1 and market-based scope 2 GHG emissions	60	33	26	45	15	6

Significant scope 3 GHG emissions (in ktCO2e)	Total gross indirect (scope 3) GHG emissions	7,578	11,961	11,617	15,700	19,500	2,300
	1 Purchased goods and services	2,546	4,415	4,373
	2 Capital goods	295	536	408
	3 Fuel and energy-related activities (not included in scope 1 or scope 2)	10	13	9
	4 Upstream transportation and distribution	213	322	302
	5 Waste generated in operations	1	2	2
	6 Business traveling	97	65	32
	7 Employee commuting	42	36	45
	11 Use of sold products	4,374	6,569	6,443
	12 End-of-life treatment of sold products	0.1	0.2	0.3
	15 Investments[2]	0	3	3
	Percentage of scope 3 GHG emissions calculated using primary data		2.5%	2.6%

Total GHG emissions (in ktCO2e)	Total GHG emissions (location-based)		12,213	11,793
	Total GHG emissions (market-based)		11,994	11,643

Topic	Description	2025
Carbon credits (in ktCO2e)	Carbon Credits cancelled in the reporting year	104
	Percentage of share of carbon credits from removal projects	100%
	Percentage of share of carbon credits from recognized quality standards (registered with the ACR)	100%
	Percentage of share of carbon credits from projects within the EU	—%
	Percentage of share of carbon credits from projects within the US	100%
	Percentage of share of carbon credits that qualify as corresponding adjustments	—%
	Carbon credits planned to be cancelled in the next reporting year based on existing contractual agreements	101
1.We have revised baseline scope 2 location‑based emissions from 145 to 176, with no impact on our target trajectory as this is set using market‑based emissions.
2.We have changed the preparation of scope 3 category 15 and have updated our comparative figures accordingly. Read more in Sustainability statements – Energy efficiency and climate action: Additional disclosures – Methodology on metrics

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	177

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Metrics table (continued)

Topic	Description	2024	2025
Energy consumption (in MWh)	(1) Fuel consumption from coal and coal products	0	0
	(2) Fuel consumption from crude oil and petroleum products	690	38
	(3) Fuel consumption from natural gas	102,815	108,549
	(4) Fuel consumption from other fossil sources	0	0
	(5) Consumption of purchased or acquired electricity, heat, steam and cooling from fossil sources	17,517	3,251
	(6) Total fossil energy consumption (calculated as the sum of lines 1–5)	121,022	111,838
	Percentage share of fossil sources in total energy consumption	20.8%	17.5%
	(7) Consumption from nuclear sources	3,094	0
	Percentage share of consumption from nuclear sources in total energy consumption	0.5%	0.0%
	(8) Fuel consumption from renewable sources, including biomass (also comprising industrial and municipal waste of biological origin, biogas, renewable hydrogen, etc.)	0	0
	(9) Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources	457,368	525,147
	(10) The consumption of self-generated non-fuel renewable energy	760	2,600
	(11) Total renewable energy consumption (calculated as the sum of lines 8–10)	458,128	527,747
	Percentage share of renewable sources in total energy consumption	78.7%	82.5%
	Total energy consumption (calculated as the sum of lines 6, 7 and 11)	582,244	639,585

Topic	Description	2024	2025
Energy intensity per net revenue[1]	Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors (MWh/€m revenue)	20.6	19.6

Topic	Description	2024	2025
GHG intensity[1]	Total GHG emissions from scope 1, 2 and 3 (location-based) per net revenue (tCOeq/(€m revenue)	432	361
	Total GHG emissions from scope 1, 2 and 3 (market-based) per net revenue (tCOeq/(€m revenue)	424	356
	Total GHG emissions from scope 3 (market-based) per gross profit (tCOeq/(€m gross profit)	825	669
1.Net revenue derived from Financial statements – Consolidated financial statements – Consolidated statements of operations – Total net sales

Topic	Description	2024	2025
Energy attribute certificates (in MWh)	Guarantees of Origin (GOs)	313,250	350,694
	Renewable energy certificates (RECs)	110,501	117,062
	International renewable energy certificates (I-RECs)	3,786	5,807
	Taiwan renewable energy certificates (T-RECs)	20,463	34,411
	Korea renewable energy certificates (K-RECs)	8,000	17,173
	Total energy attribute certificates	456,000	525,147

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	178

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Metrics table (continued)

Platform	DUV immersion
System type	NXT:1980Di	NXT:2050i	NXT:1980Ei	NXT:1960Bi + PEP-B	NXT:2100i	NXT:1980Fi	NXT:2150
Year of energy measurement	2015	2020	2021	2021	2022	2023	2024
Power consumption (in MW)	0.16	0.16	0.16	0.15	0.16	0.17	0.17
ATP throughput (in wph)	275	295	295	250	295	330	310
Energy use per wafer pass (in kWh)	0.59	0.54	0.56	0.60	0.55	0.52	0.55

Platform	DUV dry
System type	XT:1460	NXT:1470	XT:860N	NXT:870	XT:400M	NXT:870B H200	XT:260 A100
Year of energy measurement	2020	2020	2022	2022	2023	2025	2025
Power consumption (in MW)	0.07	0.13	0.07	0.13	0.07	0.17	0.06
ATP throughput (in wph)	209	277	260	330	250	401	276
Energy use per wafer pass (in kWh)	0.34	0.47	0.27	0.38	0.30	0.42	0.22

Platform	YieldStar				HMI
System type	YS380	YS385	YS500	YS500	eScan1100	eP5XLE	eP6	eP6
Year of energy measurement	2020	2023	2024	2025	2023	2024	2024	2025
Power consumption (in MW)	0.01	0.01	0.01	0.01	0.06	0.02	0.01	0.01

Platform	EUV 30 mJ/cm2 dose						EUV 50 mJ/cm2 dose
System type	NXE:3400B	NXE:3400C	NXE:3600D	NXE:3600D	NXE:3800E	NXE:3800E	EXE:5000A
Year of energy measurement	2018	2020	2021	2023	2024	2025	2025
Power consumption (in MW)	1.44	1.31	1.32	1.23	1.31	1.26	1.37
ATP throughput (in wph)	112	136	160	160	220	230	53
Energy use per wafer pass (in kWh)	12.8	9.6	8.3	7.7	5.9	5.5	25.8

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	179

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures
‘

Methodology on targets

In this section, we elaborate on the methodology
and assumptions used in formulating our targets
and indicators related to our ESG theme Energy
efficiency and climate action.
As part of our climate ambitions, we have
developed net and gross emissions-reduction
targets. Net targets may include carbon offsets
or credits, and align with our ambitions to become
GHG neutral by 2025, 2030 and 2040 for different
emission categories. Gross emissions reduction
targets do not include carbon offsets or credits
and provide insight into emissions reductions
achieved by reducing energy usage and
switching to renewables.
In line with guidance from SBTi and ESRS,
we make a distinction between absolute targets for
our scope 1 and 2 emissions and intensity targets
for our scope 3 emissions. Absolute emissions-
reduction targets provide insight into the total
emissions, and intensity targets are relative to
an economic metric for which ASML uses the
‘unit of value added’ (gross profit in accordance
with US GAAP).
We consider 2019 to be most representative
base year as, for the years after, our operations
were impacted by the COVID-19 pandemic.
We have also developed some additional topic-
specific targets that support us in driving actions
to reduce our CO2e emissions.
The above methodology results in the following
set of targets:
GHG neutrality targets
Become GHG neutral for scope 1 and 2 emissions
from our manufacturing and buildings by 2025
This target is measured in kilotonnes (kt) CO2e.
To calculate scope 2 GHG emissions we use
the market-based method.
As of 2024, we report on all buildings owned or
leased by ASML. The baseline value has been
updated accordingly.
Reconciliation with other disclosures in the
annual report
The LTI disclosed in the Board of Management
remuneration includes the LTI ‘Net zero emissions
(scope 1+2) with minimum compensation’. This LTI
was set in 2023 according to the scope applicable
then. The scope of this LTI differs from the gross
scope 1 and 2 emissions in the Sustainability
statements, where we report on all buildings and
include Hydrofluorocarbon (HFC) emissions.
Also, the LTI uses ‘net zero’ terminology. As this
LTI performance metric was set in 2023, we kept
‘net zero’ terminology in the Board of Management
remuneration section, although it should be
interpreted as ‘GHG neutral’ used throughout the
Sustainability statements.
Become GHG neutral for scope 3 emissions from
business travel (category 6) and employee commuting
(category 7) by 2025
In the 2019 base year we only modeled emissions
from employee commuting in detail for our
Veldhoven campus in the Netherlands – for
example, by distinguishing different transport
modes and registering actual commute days.
For other locations around the world where we
operate, as a generalization we assumed that
everyone commutes by car every day. In 2024
we started obtaining more accurate data for some
of these other locations, which has continued in
2025. Such granularity will be further extended
to all our locations worldwide in the coming years
to improve our methodology.
Become GHG neutral for scope 3 emissions related to
purchased goods and services including capital goods
(categories 1 & 2) and related to logistics (category 4) by
2030
This target is measured in kilotonnes CO2e. The
baseline value for purchased goods and services
is the gross scope 3 category 1 and 2 emissions
of 2,841 kt in 2019. For logistics, the baseline is
the gross scope 3 category 4 emissions of 213 kt
in 2019.
Become GHG neutral for all scope 3 emissions
(all categories) by 2040
This target is measured in megatonnes (Mt) CO2e.
The base year 2019 is representative, as the
emissions per €m gross profit can be considered
‘normalized for growth’.
This target covers both the upstream and
downstream parts of the value chain, following
the definitions of the GHG Protocol.
E1-4 Gross emissions reduction targets
Reduce absolute gross scope 1 and 2 GHG emissions
by 25.2% by 2025 as compared to the base year 2019
(SBTi near-term target)
This target is measured in kilotonnes CO2e and
translates into an absolute target value reduction
to below 45 kt. The baseline value is the gross
scope 1 and 2 emissions of 60 kt in 2019.
As a specific pathway for the ICT sector does not
yet exist, this target has been set by SBTi using
the ‘other industries’ pathway. ASML is included
in the SBTi’s externally published list.
Reduce absolute gross scope 1 and 2 GHG emissions
by 75% by 2030 as compared to the base year 2019
(SBTi near-term target)
This target is measured in kilotonnes CO2e and
translates into an absolute target value reduction
to below 15 kt. It has been set by considering the
SBTi ‘other industries’ pathway, and ultimately
choosing an even more ambitious one.
The target has also been set based on an internal
feasibility assessment, taking into account the
2026–2030 energy savings master plan.
Reduce absolute gross scope 1 and 2 GHG emissions
by 90% by 2040 as compared to the base year 2019
(SBTi long-term target)
This target is measured in kilotonnes of CO2e and
translates into an absolute target value reduction
to below 6 kt. It has been set by SBTi using the
‘other industries’ pathway.
Reduce scope 3 GHG emissions by 35.3%
per €m gross profit by 2025 from a 2019 base year
(SBTi near-term target)
This target is measured as scope 3 emissions
intensity in kilotonnes CO2e per €m gross profit.
It equals 0.93 kt/€m gross profit in 2025 and is
aimed at CO2e emissions below 15.7 Mt by 2025.
The target covers both the upstream and
downstream parts of the value chain, following
the definitions according to the GHG Protocol,
and exclusively pertains to scope 3 emissions –
which constitute around 99.8% of our total gross
value chain emissions.
The baseline value in 2019 was 7.6 Mt CO2e,
with a value of 1.44 kt CO2e per €m gross profit.
The absolute target was derived from scope 3
emissions intensity reduction according to the
SBTi ‘other industries’ pathway (7% year-on-
year reduction), combined with guidance for our
gross profit in 2030 based on Investor Day 2024
information. We use the mid-scenario of the gross
profit outlook to balance the assumptions made.
This target is validated and approved by the
SBTi, under the ‘near-term’ category.
Reduce scope 3 GHG emissions by 55% per
€m gross profit by 2030 from a 2019 base year
(SBTi near-term target)
This target follows the same logic and is
measured as scope 3 emissions intensity in
kilotonnes CO2e per €m gross profit in
accordance with US GAAP. In order to achieve
our intensity reduction target by 2030, we aim for
CO2e emissions below 19.5 Mt by 2030.
Reduce scope 3 GHG emissions by 97% per
€m gross profit by 2040 from a 2019 base year
(SBTi long-term target)
This target follows the same logic and is
measured as scope 3 emissions intensity in
kilotonnes per €m gross profit. In order to achieve
our intensity reduction target by 2040 we aim
for CO2e emissions below 2.3 Mt. The target
was derived from the scope 3 emissions intensity
reduction pathway according to the SBTi.
Sub-topic-specific targets
Achieve energy savings of 100 TJ from energy-saving
projects in our own operations worldwide by 2025
This target is measured as cumulated TJ savings
as of the start of our five-year plan in 2021.
Energy savings represent the reduction in energy
consumption achieved through capital investments
that optimize existing infrastructural and technical
installations. Savings are calculated as the difference
between the verified energy use before and after
the implementation of efficiency measures.
Savings are cumulated, and are accounted for
after completion of the individual energy saving
projects. Therefore, they are not comparable
between years.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	180

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures (continued)
Purchase 100% renewable electricity for our
own operations worldwide by 2025
This target is measured as the percentage of
renewable electricity purchased (including energy
attribute certificates) versus our total electricity
consumption. It pertains exclusively to scope 2
emissions, for which we use market-based
emission factors.
Get commitment from our top 80% suppliers (based on
CO2e emissions) to reduce their CO2e footprint by 2030
This target is calculated as the percentage of our
suppliers (based on CO2e emissions) who signed
a letter of commitment or made a public
statement to reduce their CO2e footprint by 2030.
Our top 80% suppliers are those who, according
to spend-based emission calculations, together
account for 80% of our total supplier emissions
and is updated on a yearly basis. Progress is
monitored as of 2024, when the program started.
In 2025, we updated our calculation methodology
to introduce greater granularity in categorizing the
different types of GHG reduction commitments
set by our suppliers. Our key assumption
incorporated is that supplier spend-based
emissions grow proportional to ASML toward
2030, based on the sales and gross margin
guidance from the Investor Day 2024. We apply a
fixed allocation of 10% scope 1 and 2 emissions
and 90% scope 3 emissions, based on the
distribution observed in the baseline dataset. This
update in methodology resulted in an increase
of commitment by suppliers from 9% to 17%
in the comparative year 2024.
Achieve a 10% decrease (on 2018 baseline) in
absolute equivalent power consumption (MW)
of our NXE systems by 2025
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
Energy use per wafer pass
We measure power consumption based on
SEMI S23 standards for our latest system
generations during full production, idle and sleep
states. Equivalent energy consumption (kWh)
represents the amount of energy a lithography
system consumes under defined SEMI S23 test
conditions, converting all consumption—including
electricity, cooling, and gas flows—into an
equivalent kWh value. All power‑saving measures
are incorporated into the SEMI S23
measurements from the moment they become
available to our customers. For EUV NXE,
we include source, scanner, laser, PVAC and
abatement, and relevant cabinets. For DUV NXT,
we include scanner, laser, and all gas and
water supplies. Energy efficiency is reflected
in kWh per wafer pass. Productivity (wafer
passes) we measure as ATP (acceptance test
protocol) throughput.
Achieve a 60% decrease (on 2018 baseline) in equivalent
energy consumption (kWh/wafer) of our NXE systems
by 2025
This target is calculated as percentage
reduction of the energy use in kWh per wafer
pass, with a 2018 baseline value of 12.8 kWh.
Power consumption is measured as outlined
in the previous target. Any impact of power
saving measures and productivity enhancements
are accounted for in the results from the moment
they are available to our customers

Methodology on metrics

This section outlines the methodology
used to quantify and report our climate action
performance. For scope 1 and 2 emissions
reporting, we use the ESRS and consider the
principles, requirements and guidance provided
by the GHG Protocol Corporate Standard:
•Scope 1 is defined as direct emissions
occurring from sources we own or control.
•Scope 2 is defined as indirect emissions from
the generation of electricity, heat or steam
generated offsite but purchased by ASML.
For scope 3 reporting, this is supplemented with
the Corporate Value Chain (scope 3) Accounting
and Reporting Standard.
E1-5 Energy consumption and mix
Energy consumption is expressed in MWh and
includes fossil fuel and electricity consumption
for energy purposes in the reporting period. For
all significant manufacturing and office locations,
data from the energy supplier is used. For leased
office locations where energy supplier data is not
available, consumption is estimated based on the
square meters leased and multiplied by our weighted
average energy consumption (kWh/m2) converted
to MWh using standard conversion factors.
To estimate total energy consumption from
nuclear sources, the amount of non-renewable
generation is multiplied by the share of nuclear
energy per location based on World Nuclear
Association data.
The sector in which we operate is considered one
of high climate impact based on NACE code
29.99, so all energy consumption and net revenue
from the reporting year is included in the energy
intensity calculation.
E1-6 Gross scopes 1, 2 and 3 and Total
GHG emissions
Scope 1 and 2 GHG emissions
We calculate our scope 1 emissions by multiplying
fuels used by their respective emission factors and
determining our process emissions.
Market-based emission factors are based on
supplier emission rates. For scope 2 emissions,
we use market-based emission factors – which
are zero for countries where we buy renewable
energy. In countries where we do not yet buy
renewable energy, we use supplier emission
factors when available. For a few locations where
supplier emission rates are not available, we use
a conservative approach – taking location-based
emission factors to calculate market-
based emissions.
•The CO2e footprint consists mainly of the
combustion of fossil fuels (of which only natural
gas is material for ASML) and a small portion of
fuel consumption of lease cars and CO2
process gas from immersion systems. Natural
gas is calculated by multiplying the
consumption by conversion factors from IPCC.
Hydrofluorocarbon (HFC) emissions from
cooling‑agent leaks are included in scope 1.
•Scope 1 and 2 emissions are calculated for all
locations within our operational control. The full
consolidated accounting group is in the
operational control group, including
leased locations.
•Emissions from our owned and leased
transportation are reported in scope 1 (fuel
combustion and hybrid cars) and scope 2
(electric vehicles).
•We report GHG emissions in kilotonnes of
carbon dioxide equivalents (kt CO2e).
Calculation methodology
•Emission factors are used to convert an activity
(such as purchased electricity in kilowatt-hours)
to GHG emissions. We use suitable and
consistent emission factors from the IEA and
IPCC where applicable.
•For market-based reporting, priority is given to
supplier emission factors in accordance with
GHG Protocol Scope 2 Guidance.
•The quantification methodologies are in
accordance with best practice as followed by
the GHG Protocol.
•We review appropriate emission factors
annually to ensure the most up-to-date
are used.
•Global Warming Potentials for our inventory are
identified from the IPCC Sixth Assessment
Report using 100-year values.
•Biogenic emissions are not applicable for ASML.
•For fuel combustion and hybrid lease cars
included in scope 1, emissions are calculated
based direct (Europe) or average (other
locations) mileage provided by the lease
company and emission factors from the
European Environment Agency.
Scope 2 GHG emissions
Our overall electricity consumption, reported by
applying the market-based method, uses the
GHG Protocol hierarchy of emission factor
assignment:
1. Applying contractual instruments.
2. Supplier-specific emission factors where
provided by vendors.
3. Residual mixes for markets where available.
4. Using regional or national grid factors for the
balance of the portfolio.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	181

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures (continued)
Under the location-based method, only regional
and national grid mixes are utilized, and renewable
energy has no effect or benefit to emission figures.
Our renewable electricity consists of two
components: on-site generation and voluntary
purchases of renewable energy. For on-site
generation (such as solar), renewable energy
is metered separately and included in our total
consumption – although it is considered to
attribute zero scope 2 emissions.
Energy attribute certificates
Voluntary purchases include that of bundled
and unbundled renewable energy certificates
(GOs, RECs, I-RECs, K-RECs and T-RECs) and
renewable energy contracted through energy
providers. Only certificates that meet the quality
criteria (geographical relevance, temporal
matching, and technology relevance) and that are
valid for the reporting year, issued by recognized
registries, and retired in our name are included.
Scope 3 GHG emissions
Scope 3 emissions include 15 categories according
to the GHG Protocol Corporate Value Chain
(scope 3) Accounting and Reporting Standard,
of which 10 categories are material within our
value chain.
Scope 3 GHG emissions can be identified as:
•Gross emissions: The sum of the CO2e
emissions of the aforementioned categories.
•Net emissions: Gross emissions minus carbon
credits purchased.
Emission factors are applied to convert the specified
amount of energy, material or activity to metric
tonnes of CO2e. Their selection is based on the
calculation method, following the recommendations
of the GHG Protocol by scope 3 category.
We use our environmental management system
(EMS) to calculate and monitor energy use and
emissions, improve performance and enhance
efficiency across our global operations. The EMS
is integrated into the overall environmental, health
and safety (EHS) management system operated
by all ASML locations. It was recertified for ISO
14001 (the standard for such systems) for three
years in 2023 and structured in accordance with
ISO 45001 (the standard for occupational health
and safety management systems) requirements.
For category 1 and 2, emissions are calculated
using actual spend data. Category 11 is
calculated with actual sales data. Other
categories are based on actual Q1–3 data and
estimated Q4 data.
Category 1: Purchased goods and services
Producing our products requires us to purchase
multiple modules, parts and services. This category
includes all upstream (cradle-to-gate) emissions
of purchased goods and services.
We apply the spend-based method to estimate
emissions for purchased goods and services.
We collect data on the economic value of goods
and services purchased each quarter and then
multiply these by the relevant secondary
emission factors.
To identify these secondary factors, we use the
industry codes declared on the purchase order,
which are linked to the emission factors via the
Standard Industry Classification (SIC) codes used
in the emission factors of DEFRA version 2011.
These are updated annually using the Bank of
England’s average inflation figure.
Category 2: Capital goods
Multiple physical assets are also purchased.
This category includes all upstream (cradle-to-
gate) emissions of purchased capital goods.
We apply the spend-based method to estimate
the associated emissions, and collect data on
the economic value of capital goods and multiply
them by relevant secondary emission factors (for
example industry average). Capital goods have
been defined following our financial accounting
principles, and are not double-counted in
category 1. The industry codes are linked to
the emission factors, similarly to category 1.
Category 3: Fuel and energy-related activities
Fuels and energy are purchased in order to operate.
This category includes all upstream (cradle-to-
gate) emissions of purchased fuels and electricity
(from raw material extraction up to the point of,
but excluding, combustion). Using the average-
data method, we estimate emissions by using
secondary emission factors.
In this category we take into account:
• Upstream emissions of purchased fuel
• Upstream emissions of purchased electricity
• Transmission and distribution losses
The IEA Life Cycle Upstream Emission Factors
(2023, updated every 3 years), DEFRA (2025) and
the National Renewable Energy Laboratory Life
Cycle Greenhouse Gas Emissions from Electricity
Generation Update (2021) emission factor
databases are used.
Category 4: Upstream transportation and distribution
Transportation and distribution services are
purchased in order to operate. This category
includes emissions of transportation and
distribution providers that occur during use
of vehicles and facilities. We include all third-
party transportation and distribution services
purchased, including inbound and outbound
transportation and distribution between our
own facilities.
Around 90% of the emissions are reported by
the forwarders (tier 1 logistic suppliers). We
directly receive emissions reports from our major
logistics suppliers – they use EcotransIT, where
emissions are estimated using the distance-
based method. Reports include air, road and
marine transport, and storage of purchased
products in warehouses and distribution centers.
For each shipment the factors considered are
based on transportation type and route. We have
not included the multiplier effect of air travel on
radiative forcing. Gross air travel emissions
include SAF usage.
The remaining emissions are estimated by
extrapolating warehouse and distribution emissions
provided by distribution providers over the
remaining warehouse and distribution capacity.
Category 5: Waste generated in operations
Waste is generated as part of our operations
and includes emissions that occur during the
disposal or treatment of our waste at suppliers.
Using the waste-type-specific method, we use
emission factors per waste type and treatment
method. We differentiate landfill, incineration and
recycling treatment activities for each waste type,
which are reported as part of our Circular Economy
metrics. Waste treatment type is provided by the
waste haulers contracted. The emission factors from
Ecoinvent v3.12 and DEFRA (2025) are used.
Category 6: Business travel
Business travel is conducted for sales, customer
support and operational activities. This category
includes emissions of transportation carriers
during use of any transport mode, and those
caused by hotel stays during business travel.
•Air travel: gross emissions are reported to us
directly from our travel suppliers. We have not
included the multiplier effect of air travel on
radiative forcing. Gross air travel emissions
include SAF usage.
•Hotel stays: We take hotel nights stayed and
apply emission factors for the average energy
use per hotel night in different countries.
•Car rental: We use the distance-based
method. We receive the number of rental
days from the rental car company, assume
an average distance (100 km/day) and multiply
this by the corresponding emission factor
(distance-based).Taxi and public transportation:
We apply the spend-based method, which
involves determining the spend on transport
and applying secondary (spend-based)
emission factors.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	182

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Additional disclosures (continued)
The DEFRA emission database (2025) is used
for air travel, hotel and car. Public transport and
taxi-spend-based emission factors are similar
to those under category 1.
Category 7: Employee commuting
Our employees commute to our offices and
manufacturing locations. This category includes
emissions that occur during use of vehicles or
other transport modes when commuting.
We use the distance-based method, which
involves collecting data on:
•Average amount of employees present at the
office, based on badge-swipe numbers.
•Mode of transport: We differentiate between
seven transport modes (bike, car, carpooling,
motorcycle, public transport, scooter and
shuttle bus).
•Fuel: Depending on the transport mode, we
differentiate between electric, diesel, petrol
and hybrid.
•Commuting distance.
Total emissions are obtained by withdrawing the
emissions from leased cars calculated in scope 1
and 2. Emission factors are obtained from
CO2emissiefactoren.nl, DEFRA (2025) and the
IEA database. If a suitable emission factor is not
available, we use the IEA database to extrapolate
this using cross-multiplication (only applicable
for EVs).
Category 8: Upstream leased assets
No leased assets are operated outside of those
reported in scope 1 and 2.
Category 9: Downstream transportation and distribution
Downstream transportation and distribution
emissions are not applicable, since category 4
(upstream) already includes all inbound and
outbound logistic emissions.
Category 10: Processing of sold products
Our products do not require intermediate
processing.
Category 11: Use of sold products
Operating our products requires significant
energy. This category includes the direct use-
phase emissions of sold products over their
expected lifetime at our customers’ sites.
We estimate direct use-phase emissions by
measuring the energy use of our products and
calculating the GHGs emitted during use, and
apply an estimated lifetime of 20 years for each
system. This estimate is based among others on
current service policies, service contracts in place
and actual lifetime data observed to date. The
estimated lifetime carries inherent uncertainties,
for instance with regard to the technical, commercial
and economic viability of lifetime extensions.
Mature DUV systems provide historical lifetime
data, whereas EUV systems, being relatively
new, offer limited historical insight.
We estimate the annual energy consumption of
each product based on the common production
and idle time percentages, obtained by customer
survey data and verified and evaluated every
two years by our development and engineering
department. The figure obtained is then multiplied
by the lifetime of 20 years. Some of our products
also consume CO2 during use. The amount
consumed is calculated over the lifetime and
added to obtain total emissions.
Emissions from computational lithography solutions
are estimated for the reporting year for the effective
active licenses. Annual energy use is determined
by multiplying active licenses by average utilization
rates (effective active license days) and measured
power (including air conditioning).
For emission factors, we differentiate the
products sold to five of our largest customers.
Here, we multiply energy consumption by the
customer emission factor (obtained from their
2024 annual report) to obtain total emissions.
This emission factor is general per customer
and does not differentiate between countries.
For the products sold to other customers, we
apply country-based emission factors from
the IEA (2025) database to convert energy
consumption into emissions.
Category 12: End-of-life treatment of sold products
End-of-life products require treatment once
they are no longer in service. This category
includes emissions that occur during the end-of-
life treatment of sold products. We differentiate
between metal and non-metal components and
estimate the mass fraction for each system on a
family level (for example EUV NXE, and DUV NXT
and XT). We apply emission factors for specific
waste types and waste treatment methods.
The Ecoinvent v3.12 database is used.
Category 13: Downstream leased assets
ASML assets are not leased to other entities.
Category 14: Franchises
ASML does not operate franchises.
Category 15: Investments
Our company has investments in two associates
and made an equity investment this year. This
category includes the emissions not already
included in scope 1 or scope 2 associated with
those investments in the reporting year. For
HighTechXL Group B.V. and Mistral AI, this is
calculated using the average-data method from
GHG Protocol. For Carl Zeiss SMT Holding GmbH
& Co. KG, we directly receive our share in their
scope 1 and 2 emissions — which is multiplied by
our equity stake. Since they are also a key
supplier, and to avoid double-counting, these
emissions are deducted from scope 3 category 1.
The reclassification impact is 3 kt.
Primary data in scope 3
We only have primary data from suppliers for
categories 4 and 6. To calculate the percentage,
we divide these categories considering the
percentage of primary data input over all material
scope 3 categories. In addition, we use our CO2e
emissions dashboard to monitor progress on all
types of CO2e emissions quarterly via a dedicated
performance management tool.
Changes in preparation and presenting comparative
information: Scope 3
In 2025, methodological changes and
improvements, as well as revisions were made in
scope 3 categories as follows:
•We identified duplicates in certain 2024 capital
goods emissions (category 2). We revised the
comparative figure resulting in a decrease of
0.7% on total scope 3 emissions (82 kt).
•The warehouse and distribution emissions
(category 4) not directly received from our
forwarders are as of this reporting year included
by extrapolating warehouse and distribution
emissions provided by distribution providers
over the remaining warehouse and distribution
capacity. This resulted in an increase of 0.1%
on total scope 3 emissions (18 kt).
•We now receive all air travel emissions data
(category 6) directly from our travel suppliers.
This update in methodology resulted in a
decrease of 0.1% on total scope 3 emissions
(12 kt).
•We improved the accuracy of our commuting
emissions data (category 7) transitioning
from estimating office presence to direct
data through a more consistent global rollout
of badge-swipe tracking and by including
weekend badge swipes, which were previously
assumed to be zero. This update in data
accuracy resulted in an increase of 0.1%
on total scope 3 emissions (11 kt).
•We developed the estimation methodology
for and included emissions from computational
lithography solutions (category 11). This resulted in
an increase of 0.3% on total scope
3 emissions (34 kt).
•We report our share in the scope 1 and 2
emissions from our investees in category
15, and adjusted scope 3 category 1 to avoid
double-counting for associates that are also
suppliers. This results in a reclassification of
3 kt. The comparative figure has been
updated accordingly.
E1-7 GHG mitigation projects financed
through carbon credits
The information regarding the total amount
of carbon credits, information on the removal
projects, verification against recognized quality
standards and carbon credits planned to be
canceled in the next reporting period based
on existing contractual agreements are
provided by our carbon credit supplier.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	183

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis
By the beginning of 2024, for the first time,
global warming had exceeded 1.5°C across
an entire year, according to the EU’s
Copernicus Climate Change Service. It is
expected that if society continues to emit
GHGs at current rates, global warming will
speed up – and that temperature rises of
more than 1.5°C, relative to the pre-industrial
period, could have major economic,
environmental and social consequences.
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
Then, we analyzed whether our strategy and
business model were resilient to the effects
of these scenarios based on the mitigation
measures in place. Our conclusions provide
further insight into our capacity to address
our material climate-related risks and
how we can take advantage of our
material opportunities.
For our governance around climate-related
risks and opportunities, we refer to the
General disclosures section in our Annual
Report – which also describes our processes
surrounding potential climate-related risks
and opportunities and their potential impact
on our strategy and business model. There
we disclose how we identify, assess and
manage climate-related risks and opportunities,
and the metrics and targets we use to assess
and manage relevant climate-related risks
and opportunities. The identified climate-related
risks and opportunities are integrated into our
enterprise risk management (ERM) process.
Assessing climate-related impacts, risks
and opportunities
In 2025, we have updated our 1.5°C scenario
analysis by conducting an additional review
in collaboration with our risk team and internal
subject matter experts, to determine our
exposure to transition risks toward 2030
and the potential anticipated financial effects.
For the 4°C scenario, we used the outcomes
of the assessment conducted in 2024 as the
long-term effects of climate change do not
change year on year. We will update our full
scenario analysis every two years.
Our climate scenario analysis provided no
indications requiring changes in our asset
valuations in the Consolidated financial
statements.
Selected climate scenarios for our
resilience analysis and methodology
Transition risk: 1.5ºC scenario
For this scenario we use the International
Energy Agency (IEA) Net Zero Emissions
by 2050 Scenario. A 1.5°C scenario would
only occur if society managed swift
decarbonization in the coming decades,
resulting in more pronounced transition risks.
This scenario looks at the policy and legal,
market and economic, technology and
reputation risk categories. The impact on
both our assets and business activities is
taken into consideration. It considers a time
horizon until 2030 (medium term), in line with
ASML’s overall strategy and risk time horizon.
Physical risk: 4.0ºC scenario
For this scenario we use the Intergovernmental
Panel on Climate Change (IPCC) RCP 8.5
Scenario. This scenario would occur if society
fails to decarbonize, resulting in more
pronounced physical risks. The data model
covers the relevant hazard categories for
ASML and aligns with the guidance provided
by ESRS (temperature-, wind-, water- and
solid-mass-related hazards). The likelihood,
magnitude and duration of the hazards are
taken into consideration. In our assessment,
we consider the climate change effects as
projected in 2030 (medium term) and 2050
(long term). The 2050 time horizon is included
for this scenario since physical risks could
pose a greater threat in the long term if the
world fails to decarbonize.
The IEA and the IPCC are widely regarded
as credible sources due to their rigorous
methodologies and global expertise. Both
organizations ensure their scenarios are
grounded in the latest scientific consensus
and practical policy considerations, making
them reliable for scenario analysis in climate-
related decision-making. The scenarios
represent two extreme temperature pathways,
allowing for complete risk and opportunity
mapping in the scenario analysis – including
the full breadth of potential impacts on ASML.
These scenarios are not exact forecasts or
precise predictions, but rather highlight central
elements of a possible future that help guide
our resilience analysis.
Methodology
In terms of scope, our analysis considers
climate-related physical and transition risks
and opportunities and their potential effects
on our operations and value chain (including
upstream and downstream). For our
own operations we included our largest
manufacturing sites located in Linkou and
Tainan (Taiwan), Pyeongtaek (South Korea),
Berlin (Germany), San Diego and Wilton
(US) and Veldhoven (including our location
in Oirschot) in the Netherlands. For our
value chain assessment we included six
key suppliers (based on spend) and three
key customers (based on three-year average
sales volumes). No significant assets and/
or business activities were considered
incompatible with a transition to a climate-
neutral economy.
The methodology to assess the risks and
opportunities to ASML in both the 1.5°C
and 4°C scenarios are based on and aligned
with our existing ERM processes.
In our ERM methodology we assess identified
risks and opportunities based on their expected
potential impact on ASML and expected
likelihood. Based on the combined score of
the impact and likelihood assessment, we
determine whether the risk exposure or
opportunity level can be classified as high,
medium or low. Risk mitigation measures are
taken into consideration when assessing the
risks, therefore representing net risk.
To assess the risks and opportunities for
ASML in a 4.0ºC scenario for our own
operations, we use the outcomes of our
Business Continuity Impact Assessment
(BCIA) as part of our ERM processes. The
climate data model from Munich Re is used
to determine the risk exposure and assess
potential impact from climate change
hazards (temperature-, wind-, water- and
solid-mass-related hazards) on assets and
business activities, in combination with site
specific mitigation measures that account
for these hazards.
To assess the risks and opportunities
for ASML in a 1.5°C scenario for our own
operations, we identified proxy risk categories
from our ERM risk framework and linked
those to the climate-related transition
categories provided by ESRS. These risk
proxies have been validated and assessed
with internal subject matter experts to
determine the risk exposure levels per risk
category toward 2030 in the 1.5°C scenario.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	184

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)
To assess the risks and opportunities for
ASML related to our value chain (upstream
suppliers and downstream customers),
we used publicly available data from these
suppliers and customers (such as annual
reports, CDP disclosures and TCFD reports)
to determine the risk exposure.
All assessments have been validated
and reviewed through internal multi-
stakeholder engagement.
We use the following time horizons in
our physical and transition risk and
opportunity assessments:
•Short term: One year.
•Medium term: From one up to five years
(for example strategy planning horizons).
•Long term: More than five years
(for example lifetime of assets).
This exercise allows for identification of
the most material risks and opportunities.
We consider the high and medium risks
and opportunities material for ASML.
Here follows an overview of the risk
and opportunity levels used.
Results of our climate-related risk analysis
and anticipated financial effects of identified
material risks and opportunities
The results of our scenario analysis are
presented in the overview on the following
pages. Per scenario and per category we
disclose the risk exposure and opportunity
levels, where in the value chain the risk
exposure or opportunity level is highest,
a description of the risk or opportunity, the
mitigating measures ASML or its value chain
partners have taken, and the anticipated
financial effects to ASML.
Based on the assessment conducted we
concluded that the risk exposure level is
medium for all our manufacturing sites in
relation to different types of climate change
hazards. We expect that climate change
effects will become more severe in the future,
especially in a 4.0ºC scenario. Mitigating
actions are integrated in our facility
improvement plans and are continuously
maintained and updated based on the
periodical reassessment of climate change.
If needed, plans are made to address the
future exposure.
Our manufacturing sites in Linkou (changing
temperatures and heat stress), Wilton (flood),
Berlin and Veldhoven (changing precipitation
patterns) face the highest exposure to
climate change effect. For these sites the
anticipated financial impact may be material.
Assessment of the resilience of our business
model and strategy
We define resilience as our capacity to
address our material climate-related risks
and how we can take advantage of our
material climate-related opportunities. In
order to determine the resilience of our
strategy and business model, we assessed
the extent to which the material risks and
opportunities derived from our scenario
analysis are covered by risk
mitigation measures.
To address the climate-related risks derived
from our scenario analysis included on the
following pages, we have integrated them
into our existing ERM process.
Read more in Strategic report – Risk and security –
How we manage risk
We have listed our main risk responses in
the ‘Mitigating measures’ column in the table
with the results of our scenario analysis.
Our material physical risks will need to be

Risk exposure and opportunity level
High risk exposure: high financial impact on ASML’s gross margin and/or market share	High opportunity: high financial impact on ASML’s gross margin and/or market share
Medium risk exposure: medium financial impact on ASML’s gross margin and/or market share	Medium opportunity: medium financial impact on ASML’s gross margin and/or market share
Low risk exposure: limited to no financial impact on ASML’s gross margin and/or market share	Low opportunity: limited to no financial impact on ASML’s gross margin and/or market share addressed in the medium but also in the
long term. Several actions have been taken
to mitigate the potential effects of climate-
related risks. These include incorporating
extreme weather considerations into the
upgrade and design of new buildings,
implementing insurance to address financial
implications of physical climate risks,
developing backup plans to ensure business
continuity, and managing other risks such as
flooding and windstorms.
Our material transition risks will need to be
addressed in the medium term. ASML is
proactively managing its exposure to such
risks and trying to anticipate their effects on
its reputation and financial performance. One
key initiative has been the establishment of
climate-related targets based on our existing
ESG roadmaps, like our product roadmaps,
aimed at mitigating the potential costs
associated with climate policies and carbon
taxation. Specifically, we are committed to
playing our part in limiting global warming to
1.5°C, and have determined climate change
ambitions (aligned with the 1.5°C scenario
and approved by SBTi) to drive action
toward GHG neutrality, as detailed earlier
in this report.
To execute our climate strategy, we have
been working on multiple actions in close
collaboration with our ecosystem partners.
We have developed a Climate Transition Plan
that includes a roadmap with key actions to
achieve our GHG neutrality ambitions –
providing insights into the work done on
energy-saving projects for our manufacturing
sites and offices, the roadmaps developed
for our system families to lower their energy
usage, and the supplier engagement
program to lower the emissions related to the
materials we purchase. We have developed
internal policies related to climate change
and other environmental topics, and provide
regular knowledge sessions on climate
change accessible for all our employees.
We have a growing employee network
called GreenASML, with over 2,000 people
discussing and giving input on climate
change and other ESG-related topics.
With the execution of our climate strategy
we aim to address the material climate-
related transition risks identified and
leverage the opportunities identified in
the medium term.
We need to continue these efforts in the
short, medium and long term, to maintain
our ability to adjust or adapt our strategy
and business model where relevant or
needed in relation to climate change.
Another next step is the further integration
of climate-related risks and opportunities
in our business continuity processes, where
we determine the value at risk for our key
manufacturing sites in case of downtime
of production processes, or loss of a
manufacturing site, due to man-made or
natural disasters. For example, by further
integrating climate-related risk events in
this process, we can determine anticipated
financial effects in the future. We anticipate
aligning these processes in the coming years,
providing us with a better understanding of
the effects of our risk mitigation measures.
With better data and a robust methodology,
we will gain more insight into the resilience
of our business model and strategy. This
analysis is planned to be conducted once
every two years to identify risks not yet
known or not yet considered material, and
that could significantly impact our business
objectives, financial condition, results,
operations and reputation.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	185

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)

Low
Medium
High

Scenario analysis: Physical risks 4°C scenario medium and long term

Value chain location	Risk category	Risk exposure	Risk description	Mitigating measures	Anticipated financial effects

Customers	Acute and chronic climate change effects
The increased frequency and severity of climate change effects are expected to impact our key customers, particularly in the long term
(2050). Extreme weather events are predicted to be more severe and the manufacturing facilities of our key customers are especially exposed to water stress, droughts, storms and typhoons – events that can potentially disrupt their operations. These customers are particularly sensitive to water stress and drought due to the heavy reliance on water for the semiconductor manufacturing processes.

Our customers are implementing mitigating measures themselves, such as retrofitting of facilities to increase water efficiency, conducting risk assessments and engagement with their supply chain to mitigate climate risks. Alongside this, we are working on technical solutions to reduce the water needed for cooling EUV machines to contribute to a lower dependency on water.

Lost revenue
In a 4°C scenario our key customers could experience the increased effects from water stress and drought, which could lead to increased opex and capex expenditures and revenue loss at customer level. Consequently, the demand for our products could decrease as customers lose financial power. Our dependence on a concentrated number of customers could have a material adverse effect on our revenue and financial condition.

Increased capital expenditures
Our customers could demand machines that are more energy and water efficient, which could require a redesign of (some of ) our products. R&D investments may be required for this.

Own operations	Acute and chronic climate change effects
The frequency and severity of climate change effects will increase toward 2050. Tropical cyclones, heat stress and floods caused by increased precipitation are predicted to be more severe in specific regions, potentially damaging and disrupting our operations there.
Additionally, droughts could result in the disruption of water supply due to water-dependent processes.

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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	186

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)

Low
Medium
High

Scenario analysis: Transition risks 1.5°C scenario medium term

Value chain location	Risk category	Risk exposure	Risk description	Mitigating measures	Anticipated financial effects

Across value chain	Policy and legal
The climate-related regulation landscape is expected to change in many regions. This could lead to stricter regulation on sectors such as energy, industry and transportation, but also on the technology sector. ESG reporting will also have to become more extensive and carbon-pricing regulations may be introduced. Climate regulation will have a strong effect on the medium term (2030) because the world will have to act soon to limit global warming. These regulations may impact ASML directly in relation to its own manufacturing processes, or indirectly via the cost of input materials through suppliers or customer requirements for carbon efficiency.

We monitor climate-related regulations and policies to understand the potential effect on our business and stakeholders on a global level.
We deploy our carbon footprint strategy, with which we achieved
Greenhouse Gas (GHG) neutrality for our scope 1 and 2, business travel and employee commuting emissions by 2025, and aim to be GHG
neutral for our supply chain emissions by 2030 and for product use emissions by 2040. The objective of our supply chain collaboration programs and our product energy-efficiency roadmaps is to reduce emissions from the products we purchase, reduce the carbon footprint of our products, and enable low-carbon technology and products across our entire value chain.
Increased cost of input materials The price of our input materials is likely to increase in a 1.5°C scenario due to climate-related regulations and carbon taxes.

Increased operating costs Increased operating costs due to carbon taxation in a 1.5°C scenario.

Increased capital expenditures
In a 1.5°C scenario, there will be increased capital expenditures as investments are needed to make production processes more energy efficient or to change the energy source. This is most relevant for our facilities in Taiwan and South Korea, where the costs of moving to renewable energy are already very high. Additionally, increased or prioritized R&D investments will be needed to support our customers in meeting their own carbon-reduction requirements.

Suppliers	Market and economic
The availability of some input materials (for example raw materials used in our equipment like steel, aluminum and rare earth elements) is expected to be impacted, since demand will increase in a low-carbon economy. Increased demand and decreased availability, alongside changes to production processes at our suppliers and potential carbon prices, could significantly impact the cost of raw materials.
Compared to last year we see that raw material prices have already increased due to geopolitical developments. In a 1.5°C scenario we expect more increases – for example due to carbon tax – and have therefore increased the risk exposure level from medium to high compared to last year.

To mitigate the effects of higher input material prices, purchase agreements are signed with suppliers. We have developed dedicated supply chain programs to monitor the availability of raw materials and economic development as well as a scarcity program to monitor scarce commodities.

Increased capital expenditures
Both ASML and its suppliers need to increase R&D investments to be able to adapt our systems to be more energy-efficient and reduce the carbon footprint of the supply chain.

Increased operating costs
Increased operating costs due to the potential increase of raw material prices, caused by limited availability and changes in supplier production processes in relation to, for example, the production of green steel and aluminum.

Across value chain	Technology
Investments in new technology are required to mitigate carbon emissions, and these transition costs could be very high. ASML is highly dependent on its suppliers and customers to reach its climate ambitions. Some of our manufacturing processes require fossil-fueled technologies for which no alternatives are yet industrialized (such as for steel), while there is currently a limited availability of renewable energy in some regions where our products are operated.
Although we still foresee challenges as described, we lowered our risk exposure score from high to medium compared to last year, due to the fact that our GHG neutrality targets toward 2030 has been approved by SBTi as aligned with the 1.5°C scenario.

We develop our products and technology roadmaps in close
collaboration with suppliers and customers, and we actively work to reduce our products’ energy consumption. We are gathering more insights on material inflows to find solutions to reuse materials and reduce the carbon footprint of those used in the production process.
We expect that the deployment of our Climate Transition Plan will support our transition to achieve GHG neutrality for
scope 1, 2 and 3 emissions by 2040.

Increased capital expenditures
ASML and value chain partners need to increase R&D investments to reduce the carbon emissions of our lithography systems, metrology and inspection systems, and computational lithography.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	187

General disclosures	Environmental	Social	Governance
Energy efficiency and climate action: Climate resilience analysis (continued)

Low
Medium
High

Scenario analysis: Transition risks 1.5°C scenario medium term

Value chain location	Risk category	Risk exposure	Risk description	Mitigating measures	Anticipated financial effects

Reputation
There will be greater scrutiny on the semiconductor sector as it consumes large volumes of energy and water. Failure to decarbonize and mitigate negative impacts on the environment could result in brand and reputational risk for ASML – which could negatively affect employee attraction and retention, and could result in a reduction in available capital sources.

We have developed our ESG sustainability strategy to mitigate our negative impacts and increase our positive impacts on ESG-related topics. Part of this strategy is our Climate Transition Plan, which we expect will help us to reduce our carbon emissions. By continuously engaging with our relevant stakeholders, we seek to ensure our strategy covers all our material impacts, risks and opportunities. The
Climate Transition Plan, its related strategic KPIs and its actions and progress are monitored by the Board of Management (BoM).

Lost revenue
Reputational damage can lead to a decrease in demand from customers for our products. Similarly, failure to manage climate impact can negatively impact employee attraction and retention and indirectly lead to revenue loss.

Own operations					Increased capital and operational expenditures Increased capital and operational expenditures as investments are needed to execute our ESG sustainability strategy.

Scenario analysis: Climate change opportunities 1.5°C & 4°C opportunities medium to long term

Value chain location	Opportunity level	Opportunity description	Anticipated financial effects

The increased demand for low-carbon technologies will create opportunities for the entire semiconductor industry. When looking at the scenario of a low-carbon economy, semiconductors play a multifaceted role in mitigating carbon emissions.
They are needed for the generation and use of low-carbon energy sources, and are necessary for wind turbines, solar panels and electric vehicles (EVs), among other technologies. Moreover, semiconductors are necessary in all smart technologies that help improve energy efficiency, such as smart grids, while power semiconductors can be key in reducing energy use. As demand for semiconductors may surge, the need for ASML lithography systems is also likely to increase.

Increased revenue
As demand for semiconductors increases, it is likely the need for lithography systems will, too. We will likely be able to serve this need if we continue to follow our vision of producing microchips that are constantly becoming more energy efficient. The increase in demand for semiconductors will be highly likely to lead to increased revenues.

Own operations and Customers

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	188

General disclosures	Environmental	Social	Governance
Circular economy
We aim to have zero waste from our operations to landfill and incineration by 2030
Why it matters

...for the planet

The predominant linear model of the global economy – in which products are produced, used and then thrown away as waste – is unsustainable.
It adds immense pressure to our planet’s limited resources, increases greenhouse gas (GHG) emissions and generates waste and pollution.
A circular economy approach enables sustainable growth while reducing waste, costs and environmental footprint, by creating business loops, ensuring efficient use of resources and driving an innovative business model.

...for ASML

By applying a circular economy strategy, we aim to ensure our products and services create and retain as much value as possible for us, our shareholders, our customers, our suppliers and other partners across our value chain.
This approach supports our employees’ desire to contribute to reducing environmental impact, while improving systems and parts availability and lowering the total cost of ownership for our customers. It also provides opportunities for suppliers to reduce costs by reusing and avoiding the use of new materials.

Key
On track / achieved
Off track / not achieved

Our 2025 progress

Total waste from operations (excluding construction and demolition waste)	Reuse rate of parts returned from the field and factory
15,258 t	90%
2024: 13,267 t	2024: 88%
2025 target: N/A	2025 target: 90%

Recycling rate (excluding construction and demolition waste)	Waste generated per €m revenue (excluding construction and demolition waste)
66%	467 kg
2024: 62%	2024: 469 kg
2025 target: 65%	2025 target: 322 kg

Our sub-topics

Systems	Parts and tools	Transport materials	Non-product-related waste	Real estate

Mining and extraction
Processing
Transport
Manufacturing components
Transport
Return of parts
Water
ASML operations and office buildings
Waste
Incineration
Landfill
Recycling
Chip designers, chipmakers and device makers
Return of parts
ASML product servicing
Transport

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	189

General disclosures	Environmental	Social	Governance
Circular economy (continued)

Key
Actual positive impact	Risk
Potential positive impact	Opportunity
Actual negative impact
Potential negative impact
Our material impacts, risks and opportunities relating to Circular economy.

Upstream	Own operations	Downstream

Whole value chain
Non-renewable resource inflows and outflows (Systems, parts and tools, transport materials)

Waste streams from our own operations and building renovation and construction activities (Systems, parts and tools, transport materials, non-product-related waste, real estate)

Supply chain disruptions caused by unavailability of materials and parts, including as a result of non-compliance with rules and regulations regarding hazardous substances (Systems, parts and tools, transport materials)

Customer dissatisfaction and complaints due to not meeting agreed circular economy standards (Systems, parts and tools, transport materials)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	190

General disclosures	Environmental	Social	Governance
How we are managing circular economy

Our approach

We aim to transition from a linear to a more
circular business model, to minimize the
environmental and social impact of our
operations worldwide.
We believe this is vital for our future success
and competitiveness as it ensures:
•Business value and cost reduction are
maximized by optimizing the amount of
purchased goods, while avoiding surplus
and reusing resources as much
as possible.
•The availability of parts and access to
materials to support our growth, while
decoupling it from material consumption –
sourcing sustainably and closing the loops
– is key for operational resilience.
•Improved designs are achieved by learning
from failure cases and returns of used
products, leading to improved products,
solutions and processes.
•Environmental impact and social risks
are reduced by less use of virgin materials,
reduced emissions through repairing and
disposing locally, and eliminating waste
ending in energy recovery, incineration
and landfill.
•Compliance risks are mitigated by
adhering to regulations together with
our partners in the value chain.
We aim to limit our negative impacts on
the planet in close collaboration with our
customers and suppliers.
We do this with a clear ambition to have
zero waste from our operations to landfill
and incineration by 2030.
We have identified five material sub-topics
worldwide representing our scope of work:
•Systems
•Parts and tools
•Transport materials
•Non-product-related (NPR) waste
(hazardous and non-hazardous)
•Real estate (building renovation
and construction)

Our different types of waste

We measure our impact in
tonnes of waste, by category
(non-hazardous and hazardous)
and by material type (such as
plastics, paper, wood and
hazardous liquids).
Within our operations, we divide our
waste into four categories:
•Non-hazardous waste, such as
packaging material, waste from parts
resulting from upgrades or defects,
and general waste.
•Construction and demolition waste
as a result of building activities, which
tend to fluctuate over the years.
•Hazardous waste, such as the
chemicals we use in our manufacturing
processes. This can include everything
from lamps, batteries and liquids to
cleaning wipes and filters. Most of our
hazardous waste is in the form of liquids,
including acetone and piranha acid.
•Radioactive waste, which originates
from small amounts of radioactive
material in our products.
We include data on the CO2e impact
of processing our waste in our scope
3 emissions.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	191

General disclosures	Environmental	Social	Governance
How we are managing circular economy (continued)

Levers for action
We aim to achieve our ambition
across the five material sub-topics
via a strategy based on the
following four levers, which we
apply in collaboration with our
suppliers and customers:
1. Prevent waste
We aim to prevent waste by decoupling
our business growth from our waste
generation. Our waste prevention strategy
aims to rethink design and processes to
avoid waste throughout the entire lifetime
of our systems – in the production and use
phase, and at end of life (EoL). Our systems
are divided into modules, speeding up the
development cycle by allowing teams
inside and outside ASML to work on
different components in parallel.
Design of our systems, parts and tools is
done with disassembly in mind, making
them easier to repair and maintain.
We focus on design along circular economy
principles including durability, reusability,
repairability, refurbishment, remanufacturing
and recycling. In addition, we work on
implementing commonality, modularity,
serviceability, compatibility
and standardization.
We also design systems, parts, packaging,
tools and real estate to maximize their value
and reliability, and to prevent waste. We aim
to choose mono-material components and
an eco-design methodology, and to minimize
the use of critical raw materials such as rare
earth and hazardous materials.
As part of our supplier sustainability
program, we collaborate with product- and
non-product-related suppliers that deliver
more sustainable materials, sourced from
renewable sources, and durable and efficient
products with recyclable materials that can
be upgraded, reused, repaired, refurbished
and recycled by us or our suppliers. We
do not yet have absolute targets on the
minimization of primary raw materials
and the use of sustainable and renewable
resources, but we strive to avoid excess
and obsolete inventories.
We are committed to making reliable
systems, minimizing the number of parts
dead on arrival. By rethinking processes
and implementing lean principles in
manufacturing and logistics, we aim to
improve delivery and thereby reduce waste.
2. Extend lifetime
We aim to keep systems, products and
assets in use for as long as possible.
With our customers, we focus on establishing
contracts to keep our systems working for
longer, maximizing their value and avoiding
obsolescence. With our suppliers, we focus
on establishing contracts to keep our
infrastructure working for longer.
By developing lifetime extension, productivity
enhancement and system node extension
packages (LEPs, PEPs and SNEPs,
respectively), we aim to enhance the lifetime
and performance of our systems. We also
refurbish systems. With an LEP, we replace
parts or modules for which the availability of
spare parts can no longer be guaranteed, to
further extend the lifetime of the product.
3. Reuse resources
We aim to maximize resource reuse across
our value chain. We’re committed to reusing
system parts, packaging, tools and NPR
resources, focusing on optimal return flows
by collaborating with customers and
suppliers while learning from system usage
in the market and from product returns for
repair and reconditioning.
We repair and harvest parts and packaging
through global and local repair centers,
suppliers and partners, at locations with the
lowest environmental impact. Redeployment
enables the reuse of parts, packaging, tools
and devices in new life cycles with identical
functionality, both within and outside ASML.
In real estate, we repair buildings, assets
and infrastructure.
4. Recycle materials
We aim to prepare materials for reuse
or recycling at EoL. In collaboration with
our partners, we focus on the best ways
to collect, dismantle and sort material to
avoid landfill, incineration and other disposal
operations. Increasingly, preparation for
reuse or recycling of both hazardous and
non-hazardous materials and construction
and demolition waste at EoL takes place
locally. We only collaborate with waste
contractors certified according to local
legislation, and aim to include sustainability
KPIs in contracts to ensure contribution
to our circular economy targets.
Overall our focus is to:
•Continue our work with stakeholders
according to our established circular
economy governance.
•Clarify our circular sourcing strategy
to ensure we minimize inflow and
prevent waste.
•Ensure our designs continue to take
circularity principles into account.
•Ensure circularity principles are
embedded in the design of new
buildings and infrastructure.
•Improve the flow of packaging in our
value chain to reduce cost and waste.
•Continue to maximize reuse.
•Increase our recycling rate in line with
our new 2030 target.
•Strengthen our regional repair network
through a collaboration with both our
OEMs as well as specialized repair houses.
This has the potential to reduce the
shipping of high usage parts and modules,
having them repaired as close as possible
to our customers’ installed base.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	192

General disclosures	Environmental	Social	Governance
Circular economy: Systems

Our objective

We aim to maintain systems in use for as long as economically and environmentally possible, focusing on service, upgrades and refurbishment.

Our scope

In scope are systems, which refer to our
complete portfolio of holistic lithography
solutions that support our customers at every
stage of the chipmaking process, from early
design and development to high-volume
production: EUV and DUV lithography
systems, metrology and inspection systems,
computational lithography and software
solutions for system and process control.

Targets and performance

Percentage of systems sold over the past
30 years still active in the field by 2025

2025 target: N/A

0%	20%	40%	60%	80%	100%
2024

2025

We actively monitor our systems sold over
the past 30 years that are still active in the
field, including our EUV, DUV and PAS 5500
systems. Both ASML and our customers
want to extend the lifetime of our systems
as long as possible, due to their high value.
In 2025, we sold 27 refurbished lithography
systems. To date, we have refurbished and
resold over 600 such systems. At the end of
2025, 95% of all (refurbished) systems sold in
the past 30 years were still active in the field.
We are currently in the process of updating
our circular economy strategy. We anticipate
that we will not report on this performance
indicator going forward. However, we’re
strengthening the circular economy thinking
in our installed-base strategy, and developing
new targets to monitor progress.

Our actions and resources

Enhancing performance and lifetime
We are establishing customer contracts to
maintain systems in the market as long as
economically beneficial – maximizing their
value for both the customer and ASML.
We develop refresh packages to maintain
a high performance, PEPs (Productivity
Enhancement Package) and SNEPs (System
Node Extension Package) to enhance their
running period and performance, and
additional options to allow systems to be
adapted to new customer requirements.
We offer PAS customers a service roadmap
guaranteed until at least 2035. For each
platform for our other systems, we provide
specific guarantees regarding the availability
of support, necessary services and spare
parts required to maintain their systems until
at least the committed date, subject to export
control limitations.
Safeguarding availability
We refurbish systems across the business –
a multi-year program in which we continually
invest to ensure the supply of more than
2,000 service parts for our PAS, XT and NXT
platforms. This is achieved either through
redesigns, harvesting parts from systems
decommissioned by our customers, or
finding an alternative with the same form,
fit and function.
Where this is not possible, we are generally
able to secure components through ‘last
time buy’ – a supplier’s ‘last call’ for a part
or component before production switches
to its successor. As a last resort, we may
completely redesign a part.
Extending lifetime through refurbishment
We focus on refurbishing a number of
product families: PAS 5500 (approximately
1,800), TWINSCAN XT (2,000) and
TWINSCAN NXT:1950, NXT:1960, NXT:1970
and NXT:1980 (1,000). For the approximately
200 TWINSCAN AT systems still in operation,
we focus on measures to proactively manage
their EoL – guaranteeing the availability of
spare parts for as long as possible and
providing customers with sufficient notice
if we can no longer do so. We define until
which date systems need to be supported,
and we proactively organize for the parts,
people and tooling needed to execute this
successfully. Our refurbishment program
primarily focuses on the industrialization of
refurbishments using existing hardware –
ensuring consumables, worn parts and any
necessary upgrades have established
procedures and sequences to ensure
minimal cycle time and cost.
Redesigning to avoid obsolescence
We track spare parts in our portfolio to see
how they are being used and identify when
we expect to run out of individual items. For
our PAS, XT and NXT platforms, we use this
information to update our priorities
for redesign.
We plan to execute several redesign projects
in the coming years – particularly relevant for
electronic parts, for which the evolution of
technology has been faster than in any other
field. We will continue to increase our focus
on local repair to extend the life of the mature
installed base at lower cost, reducing the
need to redesign and buy new materials
and parts.
Resources
By considering modularity, commonality and
repairability during the design phase, we can
extend the lifetime of our machines, increase
reuse opportunities for parts in the future,
and extend the productivity of our systems
to maximize use throughout their lifecycles.
We have several development and
engineering teams working on installed-base
programs that focus on extending the lifetime
and productivity of our systems. In these
cases, our circular objectives are inter-aligned
with other strategic goals, such as extending
the productivity of our systems. As a result,
it is not possible to fully distinguish our
resources and FTEs for circular objectives
alone. However, performing core activities
directly focused on extending system lifetime
is currently estimated on the lower end at
around 20 FTEs.

Looking ahead

For DUV, we continue our focus extending
lifetime through refurbishment. For both
EUV and DUV, we will continue to leverage
our large and growing system installed base
to provide high-value service and upgrades
over a lifetime of more than 20 years.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	193

General disclosures	Environmental	Social	Governance
Circular economy: Parts and tools

Our objective

We aim to extend the lifetime value of our parts by maximizing reuse through repair, and by driving learning loops to improve design.

Our scope

In scope for our parts and tools – from this
point on referred to collectively as ‘parts’ –
are subsystems, modules, assemblies, parts,
tools and components used in our systems.

Targets and performance

In the context of reusing parts, we have
defined one target:
Achieve a 90% reuse rate of parts returned
from the field and factory by 2025

0%	20%	40%	60%	80%	100%
2024

2025

Achieved				2025 target: 90%
Our target is a 90% reuse rate, driven by
return and repair success. We established
this target to focus on the reuse of our parts
and gain better insights into our reuse
processes. We collaborate closely with our
partners and suppliers to improve our reuse
rate. On a monthly basis, we report on our
overall performance to the company-wide
reuse steering committee.
Having reached our target, with a reuse rate
of 90%, we plan to continue progressing on
our re-use journey, with expectations that the
current target will remain in place until 2030.

Our actions and resources

Increasing our reuse capabilities
In our new system designs, we aim to
ensure design-for-reuse principles. In 2025,
we continued to further embed reuse into the
design of new systems. We have deployed
clear processes, training and tools in our
organization that enable our engineers to
design parts that can be reused, repaired,
recycled or upgraded – reducing waste
and extending product lifetime.
For legacy parts introduced in the past, we
created new repair procedures – which will
contribute to the return-rate performance.
In addition, we continuously investigate how
to improve the repair-rate performance of all
activities. We aim to maximize the recycling
of unrepairable materials to minimize
landfill disposal.
These efforts support our long-term goal of
a circular, low-waste product lifecycle.
Our repair network
Before parts are returned for reuse, they
undergo an identification process and quality
check followed by the logistical and financial
processes required to bring them back into
the supply chain – either to the original
module suppliers or to ASML.
Our goal is to improve and execute
processes at the optimal location based on
parts demand, and create a network-related
solution to enable high flexibility and reduce
transport – which also reduces our
CO2e footprint.
These global activities – which are connected
to our general enterprise resource planning
(ERP) system – support us in maintaining our
desired performance.
By enabling repair and reuse activities close
to where materials are needed, we’re able to
reduce logistics time, the cost of stocking
parts, and our environmental impact by
reducing both scrap and GHG emissions.
Localized repair centers
Currently, we have repair centers in
South Korea (Hwaseong), Taiwan (Linkou),
China (Beijing), the US (Wilton; San Diego;
Vancouver, WA) and the Netherlands
(Veldhoven). They work with local suppliers
and specialized repair partners to create
a regional network.
Circular supplier collaboration
We’re collaborating with suppliers to
incentivize reuse over new purchases. In
2025, we continued to transfer used parts
back to our suppliers to repair, refurbish
or harvest for reuse in their new buying
process, giving them greater flexibility
in how they can reuse parts.
Resources
We have a dedicated Reuse & Repair
organization, established with a view to
bringing greater visibility to the holistic benefits
of a circular supply chain – including cost,
reduction of waste, increase of output through
parts availability, overcoming material
shortages and improving our designs by
establishing learning loops on part failure.
The organization leases several repair
centers and reuse factories for end-to-end
reuse activities, from dismantling and
harvesting to repairing, (tin) cleaning and
returning materials for reuse to our factories
and field locations.
Operational expenditure related to the Reuse
& Repair organization was approximately
€50 million in 2025, including for around 270
FTEs at year end. The amount of future
financial resources is expected to be
comparable to 2025 and is likely to evolve
depending on, among other things, the
general business development as well as
systems and parts we are able to buy-back.
When repair centers are acquired, the EU
Taxonomy assessment is performed under
economic activity CCM 7.7 Acquisition and
ownership of buildings.
In order to enable further scaling of reuse
through processes and organizational
changes, we invest on average about 70
FTEs in our improvement program.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	194

General disclosures	Environmental	Social	Governance
Circular economy: Parts and tools (continued)
Resources allocated to the Reuse & Repair
organization also contribute to other strategic
goals and are not solely attributable to our
circular objectives.
When conducting the EU Taxonomy
assessment, we assessed our contribution
to the transition to a circular economy by
checking the alignment of our economic
activities with the technical screening criteria
provided for activities 1.2 Manufacture of
electrical and electronic equipment and 5.1
Repair, refurbishment and remanufacturing.
Our conclusion was that our activities cannot
be considered aligned with the EU Taxonomy
for these specific activities.
For activity 1.2, the following reasons explain
the lack of alignment:
•We track information on substances of
concern and very high concern. However,
these are not yet publicly available in the
SCIP (Substances of Concern in articles
as such or in complex objects (Products))
database and/or IEC62474.
•Currently, we do not meet the design for
recyclability criteria, which rely on EN
45555:2019 or any product-specific EN
standard relying on EN 45555:2019.
•In total, 95% of our systems are still active
in the field and we have longstanding
relationships with our customers. Each
buyback, sell-back or take-back is an
individual negotiation and we cannot
therefore evidence standard information
to customers regarding EoL options for
our products.
A cross-company approach to circularity
Activity 5.1 is not aligned because we lack
a waste management plan ensuring our
products’ materials – particularly critical
raw materials and components that have
not been reused in the same product – are
reused elsewhere, or, where reuse is not
possible (due to damage, degradation or
hazardous substances), are recycled, or,
only where reuse and recycling are not
viable, are disposed of in accordance with
applicable EU and national legislation.
This will require a waste plan covering
each of the tens of thousands of parts
in our systems.
Read more in Sustainability statements –
Environmental – EU Taxonomy
In 2025, we made notable
progress on an innovative,
collaborative approach to creating
a more circular supply chain.
Working closely with suppliers, we
began a program to buy-back return
products for remanufacture, repair or
harvesting – giving them greater autonomy
in reusing parts, optimizing their processes
and reducing waste. A dedicated circular
supplier collaboration (CSC) team –
comprising members from development and
engineering, customer support, IT, quality,
finance and more – has developed a
compliant scalable order flow. This has led
to successful buyback implementations
with six major suppliers.

Looking ahead

We expect the total return flow of materials
to grow alongside the growth of our installed
base in the coming years, and will therefore
continue to expand our reuse and repair
capabilities by deepening supplier collaboration
and optimizing our global repair network. Our
focus will remain on embedding design-for-
reuse principles into future system design
and improving return and repair rates. We will
continue to optimize our worldwide footprint
based on parts demand, CO2e emissions
and cost, to increase circularity via our own
repair centers and in collaboration with
our suppliers.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	195

General disclosures	Environmental	Social	Governance
Circular economy: Transport materials

Our objective

We aim for optimization of resource use, reduction of waste and cost, and enhancement of supply chain efficiency, by increasing the reusability and recyclability of transport materials.

Our scope

In scope for our transport materials are
materials used to protect, safeguard and
transport our systems and parts across
the value chain.

Targets and performance

Shipping our lithography systems requires
substantial packaging and transportation
materials. This year we have initiated a
dedicated program to address its
environmental impact – though standalone
targets for waste generated from transport
materials are not yet established. Our total
waste and overall recycling targets include
that from transport materials.

Our actions and resources

Reuse of transport materials
Valuable transportation materials – such
as packaging, locking and plug materials
– are used to safely transport our modules
and systems, either from our suppliers to
our factories or from our factories to our
customers. Instead of being thrown away
once they reach their destination, these
materials are reused.
We’re improving the reuse of packaging,
locking and plugs from the field and factory,
and implementing business rules, KPIs,
analytics and infrastructure to secure
reuse over new purchase.
In 2025, we continued to make progress
in reusing thousands of small auxiliary
materials, such as plugs, flanges, caps
and brackets. These are being reused for
system parts in our factories or for shipping
machines to our customers.
We also focused on improved reporting
capability to better analyze our waste
streams, reduced our factory waste stream
on transport materials, and, where this is
not possible internally, continued seeking
reuse opportunities outside ASML.
Starting our packaging program
To improve packaging practices and reduce
associated impacts, we began a dedicated
company-wide packaging program this
year including:
•Setting clear definitions and boundaries
on what we consider to be packaging.
•Improving data insights by centralizing and
enhancing packaging registrations tools.
•Defining clear roles and responsibilities in
the organization to enable efficient return
and reuse process on transport materials.
•Starting a pilot project to improve
packaging design and recycling by moving
design and engineering responsibility into
the new packaging organization.
•Initiating a pilot program to decrease the
reliance on single-use packaging
materials.
We will monitor progress and are investigating
which KPIs to use in addition to our recycling
rate – which also includes the reuse of
transport materials.
Resources
In 2025, we added 3 FTEs in the context of
our focus on reuse of transport materials. Our
reuse centers also play an important role.

Looking ahead

We will continue to strengthen our transport
materials reuse strategy by scaling pilot
programs, defining KPIs, and embedding
circular design principles into packaging
development. Our focus will be on expanding
data-driven insights, optimizing logistics,
and reducing reliance on single-use materials
across the supply chain. Our plans for
increasing reuse of our transport materials
will continue in 2026 and beyond – our new
packaging program will run until 2030.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	196

General disclosures	Environmental	Social	Governance
Circular economy: Non-product-related waste (hazardous and non-hazardous)

Our objective

We aim to minimize waste and increase our recycling rate with dedicated actions to try to realize our ambition to have zero waste from our operations to landfill and incineration by 2030.

Not achieved	2025 target: 322 kg

0	100	200	300	400	500	600
2024

2025

Our scope

Our scope covers both product-related
(PR) and non-product-related (NPR) waste
streams across all locations. Non-product-
related (NPR) waste (hazardous and non-
hazardous) refers to all waste other than
production items that are not part of a
system, such as asset management,
facility management and IT.
Product-related (PR) waste consists of
systems and parts and tools, including
transport materials.
While our waste scope distinguishes
between PR and NPR, our strategic targets
are set on total waste excluding construction
and demolition waste – integrating both
categories into our reduction efforts.

Targets and performance

Our waste prevention strategy contributes to
the following targets:
Achieve 322 kg of waste from operations
(excluding construction and demolition
waste) / per €m revenue by 2025

Achieved	2025 target: 65%
Waste from operations in this context –
PR and NPR – is defined as any substance
or object the holder discards, or intends or
is required to discard, including waste from
activities, resources and relationships
owned or controlled by ASML (excluding
construction and demolition waste).
In 2025, we identified and included waste
that is classified as waste from our own
operations but occurring at third-party
warehouse locations that had not been
previously captured. Therefore, the
comparative waste figure (increase of 1,101
tonnes) and comparative recycling rate
(decrease of 1%) have been updated. The
2025 waste intensity target is updated
accordingly (increase from 295 kg to 322 kg
per €m revenue).
Our waste intensity in 2025 is 467 kg per €m
revenue. We did not achieve our target of
322 kg per €m revenue. We recognize we
need to scale-up our efforts to reduce our
waste streams for which multiple initiatives
are currently running or planned. We remain
committed to our ambition of zero waste to
landfill and incineration by 2030.
Achieve a 65% recycling rate of waste
from operations (excluding construction
and demolition waste) by 2025

0%	20%	40%	60%	80%	100%
2024

2025
62%
In 2025, we generated 15,258 tonnes of
PR and NPR waste (excluding 13,461 tonnes
construction and demolition waste). Our
recycling rate was 66%, exceeding our
target of 65% – reflecting the effective
implementation of our waste strategy across
sites. Local teams contributed by actively
identifying opportunities to reduce and divert
waste, demonstrating progress toward
our circularity goals. For NPR waste we
completed a project whereby obsolete
intellectual property materials were cleared
from warehouse storage. Furthermore,
we have started initiatives with our waste
companies to both increase our recycling
rate and better understand the environmental
impact of our waste.
Building on our achievements, we plan to
continue our efforts to improve our recycling,
with a new target of an 85% recycling rate
by 2030.

Our total waste in 2025

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	197

General disclosures	Environmental	Social	Governance
Circular economy: Non-product-related waste (hazardous and non-hazardous) (continued)

Our actions and resources

To reduce NPR and PR waste, our actions
focus on multi-year projects that first started
in 2023.
Enhancing waste data quality
In 2025, we completed a project to improve
the completeness, representativeness and
accuracy of waste data worldwide. This
resulted in:
1.Standardized and common waste
definitions accepted on a global level.
2.A waste competence network, enabling
ASML to develop standards and guidelines
to mature our waste management.
3.Integrated waste tooling, enabling us to
gain detailed, structured and automated
insights on our waste streams.
4.Updated some waste hauler contracts
with ESG requirements in the Netherlands,
Taiwan and Wilton (US) and added ESG
requirements in Integrated Facility
Management (IFM) contracts.
Developing new projects worldwide
In 2025, we also matured our circularity
portfolio through improvement projects at our
seven largest industrial sites, including:
•Veldhoven (the Netherlands): A
comprehensive waste master plan was
developed to improve the site’s recycling
performance. Three major initiatives were
launched focusing on catering, warehouse,
and cleanroom optimizations. Additionally,
a dedicated program is underway to reduce
and reuse piranha acid. To further accelerate
progress, a Soft Services Coalition was
established in collaboration with our suppliers,
aiming to jointly reduce CO₂ emissions
and minimize waste across operations.
•Wilton (US): We focused on identifying
packaging reuse and packaging waste
reduction initiatives. Furthermore, we
started a glass-ceramic material recycling
pilot and executed a plastic recycling
project that aims to improve the recycling
rate. We also worked on office bin
optimization and hosted an ESG day.
•San Diego (US): We made progress in
diverting campus waste from landfills by
enhancing waste sorting protocols and
replacing single-use to-go containers with
BPI Certified compostable alternatives in
the campus breakrooms and cafés. We
implemented compost bins to capture
organic waste and launched a nitrile glove
recycling program, targeting lab-related
waste streams for improved material
recovery. To drive long-term circularity,
we formed a cross-functional circularity
working group dedicated to identifying
operational waste such as packaging
and advancing opportunities for recycling,
waste reduction, and reuse.
•Tainan (Taiwan): We focused on waste
chemical liquid recycling at our Tainan
factory and chemical bottle recycling at
our Linkou factory. We also focused on
improving waste segregation at our offices
and warehouses and implemented a food
reduction program at all of our locations
in Taiwan.
•Global: We created ESG training modules
for our employees. We also developed a
circularity master plan for our sites in
South Korea and we have implemented
demountable cleanrooms across
11 locations.
Resources
There are six FTEs working on our actions
as part of our waste master plan.

Looking ahead

In 2026, we will continue our organization-
wide program focused on improving waste
management and reduction with a new set-
up, which will result in dedicated waste
recycling roadmaps for our industrial sites,
including tangible projects that contribute
to the global 85% recycling rate target for
2030. We also will continue implementing
improvement projects on our sites worldwide.
Continued collaboration with suppliers and
expansion of our waste competence network
will be key to driving innovation and
consistency in waste handling.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	198

General disclosures	Environmental	Social	Governance
Circular economy: Real estate

Our objective

We aim to embed circular principles in real
estate by applying green building standards
and certification methods, with the goal of
making our new and existing buildings as
sustainable as possible.
In our owned real estate portfolio
management, we aim to have our newly built
and renovated buildings (those exceeding
€20 million investment) BREEAM-certified
for buildings in the EU, LEED-certified for
buildings in the US and Asia, and LEED/G-
SEED-certified for buildings in South Korea.
These certifications emphasize sustainability
through the circular use of materials and
waste reduction during a building’s design,
construction, and operation.

Our scope

Our scope includes real estate activities
such as building renovation and construction
across all ASML-owned and leased properties.
Real estate refers to all ASML-owned and
leased buildings. Waste generated on
construction sites either directly operated
by us or managed on our behalf classifies
as construction and demolition waste.
Read more in Financial statements – Other
appendices – Appendix – Property, plant
and equipment

Targets and performance

As we continue to expand our facilities,
we aim to maximize the recycling of waste
from our construction activities. In 2025,
we generated 13,461 tonnes of construction
and demolition waste (2024: 14,101) – 83%
of which was recycled (2024: 82%).
In 2025, we had two large construction
and demolition projects in Veldhoven and
Berlin. We also obtained new and improved
information compared to 2024. In addition to
construction and demolition waste reported
by our waste haulers, we now also include
waste generated by construction companies
contracted by ASML following our actions to
improve control and data over this waste
stream. The comparative information has
been updated accordingly.
Construction and demolition waste

14,101
13,461
15,000
12,000
9,000
6,000
3,000
Tonnes
2024
2025
Recycled
Non-recycled

Starting in 2026, we aim to achieve a
recycling rate of 80% for ongoing construction
and demolition projects and 85% for upcoming
projects. This target applies to all construction
and demolition projects in the Netherlands
with a value exceeding €20 million.

Our actions and resources

Adopting green building standards
In 2025, we created and implemented our
Green Building Policy – comprising our own
green building standards with high-level,
overarching requirements applicable for
owned buildings. This will lead to consistency
in requirements – for example, in using
sustainable materials – including waste
segregation and improving recycling of
construction and demolition waste.
We used 2025 to assess whether the Policy
suits its purpose, to learn which changes –
if any – we should make due to operational
constraints and how we can track the desired
outcome. For example, we encountered
challenges due to the specific material
requirements of cleanroom construction –
such as the use of concrete – which currently
conflict with certain mandatory criteria under
the Green Building Credit on the green
building certification system. We continue
to engage with industry experts and
certification bodies.
All our office and industrial buildings in
scope are now in the desired green building
certification process. Some of our new office
buildings in Veldhoven (the Netherlands)
currently have the BREEAM ‘excellent’
certification, and our new campus in
Hwaseong (South Korea) is G-SEED and
LEED certified. Adopting these standards –
which include circular building design – will
contribute to further improving our total
waste and recycling rates.
Gaining insights into waste streams
Because our green construction philosophy
considers the entire lifecycle of a building, we
also take construction and demolition waste
into account. As a result of the company’s
growth, we see an increase in new buildings
and renovation projects worldwide – leading
to more construction and demolition waste
that needs to be tracked.
As of 2025, we are in the early stages of
rolling out a way to track construction and
demolition waste for all projects above €5
million. On a global level, we have identified
62 such projects. We also continued working
on gaining detailed insights for our waste
streams and for disposal methods handled
by our constructors at five large construction
and demolition projects worldwide. This will
give us greater control over construction and
demolition waste, allowing us to define a
realistic target for construction and
demolition waste in the near future.
We defined further actions based on
these insights:
•We provided our contractors and waste
handlers with stricter circularity guidelines
for processing construction and
demolition waste.
•We created guidance for project managers
and contractors to report construction and
demolition waste through a standardized
report, to simultaneously simplify their
work and improve our insights.
•We expanded our environmental reporting
system to include construction and demolition
waste handled by contractors worldwide.
•We embedded construction and demolition
waste pre-sorting requirements into
contractor contracts.
Resources
As the resources related to our actions
regarding construction and demolition waste
cannot be fully distinguished from our energy
efficiency and climate action activities, we
combine and disclose them in the section
Energy efficiency and climate action –
Manufacturing and buildings. In our EU
Taxonomy section, we have included our
assessment of the capex for buildings in
scope for economic activity 7.2 Renovation
of existing buildings and 7.7 Acquisition
and ownership of buildings.
Read more in Sustainability statements –
Environmental – EU Taxonomy

Looking ahead

As of 2026, we will track performance via
our new construction and demolition waste
target in the Netherlands. We also aim to
improve data reliability in projects smaller
than €20 million in the Netherlands, by
implementing recycling requirements and
we aim to build upon our pilot ran this year
in the Netherlands with circularity guidance
for new buildings.
In 2027, we aim to extend our new target
to our other locations. This will be aided by
improved insights into our waste streams.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	199

General disclosures	Environmental	Social	Governance
Circular economy: Metrics table

Topic	Description	2024	2025
Resource inflows (in tonnes)	Percentage of biological materials used in manufacturing that are sustainably sourced[1]	2%	4%
	Biological materials used to manufacture products and services that are sustainably sourced	800	1,920
	Products and technical and biological materials used[1]	51,362	50,587
	Percentage of secondary reused or recycled components, secondary intermediary products and secondary materials used in manufacturing (including packaging)[1]	57%	60%
	Secondary reused components, secondary intermediary products and secondary materials used to manufacture products and services (including packaging)	10,963	12,610
	Secondary recycled components used to manufacture products and services (including packaging)[1]	18,490	17,857

Topic	Description	2024	2025
Resource outflows (in tonnes)	Percentage of recyclable content in products and their packaging	80.2%	79.9%
	Recyclable content in products and their packaging[1]	30,552	28,228

Topic	Description	2024	2025
Waste generated by waste type (in tonnes)[2]	Non-hazardous waste (excluding construction and demolition waste)	12,243	14,252
	Construction and demolition waste	14,101	13,461
	Hazardous waste	1,024	1,006
	Radioactive waste	0.1	0.2
	Total amount of waste generated by waste type	27,368	28,719

Topic	Description	2024	2025
Waste diverted from disposal by recovery operation type – Non- hazardous waste (in tonnes)[2]	Preparation for reuse	145	112
	Recycling	19,049	20,415
	Other recovery operations	0	0
	Amount of waste diverted from disposal by recovery operation type – Non-hazardous waste	19,194	20,527

Topic	Description	2024	2025
Waste diverted from disposal by recovery operation type – Hazardous waste (in tonnes)	Preparation for reuse	37	44
	Recycling	757	756
	Other recovery operations	0	0
	Amount of waste diverted from disposal by recovery operation type – Hazardous waste	794	800
1. We have included metrics that were not reported in 2024 and have included comparative figures accordingly. Read more in Sustainability statements – Circular economy: Additional disclosures – Methodology on metrics
2. We have revised the comparative figures. Read more in Sustainability statements – Circular economy: Additional disclosures – Methodology on metrics

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	200

General disclosures	Environmental	Social	Governance
Circular economy: Metrics table (continued)

Topic	Description	2024	2025
Waste diverted from disposal by recovery operation type – Radioactive (in tonnes)	Preparation for reuse	0.0	0.0
	Recycling	0.0	0.0
	Other recovery operations	0.0	0.0
	Amount of waste diverted from disposal by recovery operation type – Radioactive	0.0	0.0

Topic	Description	2024	2025
Waste directed to disposal by treatment type – Non-hazardous waste (in tonnes)[1]	Incineration	5,954	6,157
	Landfill	1,196	1,029
	Other disposal operations	0	0
	Amount of waste directed to disposal by treatment type – Non-hazardous waste	7,150	7,186

Topic	Description	2024	2025
Waste directed to disposal by treatment type – Hazardous waste (in tonnes)	Incineration	212	200
	Landfill	18	6
	Other disposal operations	0	0
	Amount of waste directed to disposal by treatment type – Hazardous waste	230	206

Topic	Description	2024	2025
Amount of waste directed to disposal by treatment type – Radioactive (in tonnes)	Incineration	0.0	0.0
	Landfill	0.1	0.2
	Other disposal operations	0.0	0.0
	Amount of waste directed to disposal by treatment type – Radioactive	0.1	0.2

Topic	Description	2024	2025
Non-recycled (in tonnes)[1]	Preparation for reuse	182	156
	Non-recycled waste (including preparation for reuse)	7,562	7,548
	Percentage of non-recycled waste (including preparation for reuse)	27.6%	26.3%
1. We have revised the comparative figures. Read more in Sustainability statements – Circular economy: Additional disclosures – Methodology on metrics

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	201

General disclosures	Environmental	Social	Governance
Circular economy: Metrics table (continued)

Topic	Description	2024	2025
Non-hazardous waste (in tonnes)[1]	General waste	3,934	4,138
	Waste wood	2,842	3,401
	Construction and demolition waste	14,101	13,461
	Metals	1,410	2,246
	Paper and cardboard	1,178	1,341
	Plastic	828	1,153
	Organic waste	334	298
	Electronics	346	443
	Glass	16	13
	Other non-hazardous waste	1,355	1,219
	Total non-hazardous waste	26,344	27,713

Topic	Description	2024	2025
Hazardous waste (in tonnes)[1]	Hazardous liquids	852	816
	Cleaning wipes	62	65
	Empty packaging	35	20
	Batteries	8	26
	Filters	1	1
	Lamps	1	1
	Other hazardous waste	65	77
	Total hazardous waste	1,024	1,006
1. We have revised the comparative figures. Read more in Sustainability statements – Circular economy: Additional disclosures – Methodology on metrics

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	202

General disclosures	Environmental	Social	Governance
Circular economy: Additional disclosures

Methodology on targets
This section outlines the methodology used to
define and measure our circular economy targets.
As we are currently in the process of updating our
circular economy strategy, we anticipate
introducing new and revised targets.
Parts and tools
Achieve a 90% reuse rate of parts returned from
the field and factory by 2025
For this target, we take into account the
percentage of parts that contributed to a circular
economy in the reporting year, measured in value,
and based on return and recondition rates. The
reuse and repair centers in Wilton (United States),
Hwaseong (South Korea), and Beijing (China) are
not included in the reported metric. We aim to
improve data for these locations and to
incorporate this into the metric in the future.
NPR waste (hazardous and non-hazardous)
Achieve 322 kg of waste from operations (excluding
construction and demolition waste) / per €m revenue
by 2025
Kilograms of waste are determined via
information from our waste disposal contractors
and reported in our EMS, which allows us to
monitor progress toward our target.
Achieve a 65% recycling rate of waste from operations
(excluding construction and demolition waste) by 2025
The recycling rate is calculated based on information
on waste disposal methods provided by our
waste disposal contractors.

Construction and demolition waste

Construction and demolition waste is excluded
from our targets because it does not result from
our daily operations. The amount also tends to
fluctuate over the years and can therefore make
the trend of the target metric unclear. However,
construction waste is included in our actuals.

Methodology on metrics
Systems
Percentage of systems sold over the past 30 years
still active in the field by 2025
We monitor the number of active systems in our
installed base – including our EUV, DUV and
PAS 5500 systems – and have calculated the
percentage of all EUV, DUV and PAS 5500
systems ever sold that are still in use. Some
systems in the field may not be serviced by
ASML, but remain operational – for the indicator
‘% of active systems’, we apply assumptions for
this portion. Based on historical information and
experience, we estimate that of the machines no
longer serviced by ASML, 33% are still active in
the field.
E5-4 Resource inflows
Resource inflows
The resource inflows needed to build our systems
consist of products, materials and their
packaging. Some inflows contain critical raw
materials and rare earths, including tantalum,
tungsten, tin and gold.
To estimate the total weight of products and
materials used, we apply an indirect approach
based on outbound shipment and waste records.
These records cover both installed base flows
(service parts and upgrades) and sales flows (new
and refurbished systems).
The key assumption underlying this methodology
is that the weight of outbound shipments and
waste (excluding construction and demolition
waste) is representative of the weight of inbound
goods.
Presenting comparative information: resource inflows
In 2024, despite our significant efforts to gather
the necessary information, we were unable to
provide data that fully met the requirements.
Consequently, in 2024, we reported a ‘-’ for the
metrics marked with footnote (1) in the Metrics
table. In 2025, an estimation approach was
developed that now also allows us to report
comparative information.
Secondary and recycled materials
To determine the weight of secondary materials
used, we add up all goods movements for parts
and packaging.
The weight of recycled components in our
inflow is estimated. For one of our systems a
full breakdown of the mass per material category
is made by subject-matter experts. Subsequently,
we determine the average recycled mass per
material from public sources. The resulting
weighted average of the share of recycled
components is applied to the weight of our inflow.
Packaging weight is estimated based on the
turnaround factor in euro’s of newly bought
transport materials compared to the total amount
of re-used transport materials during the year. For
materials where weight data is not available, the
weight is estimated by applying the median,
outlier‑adjusted convergence factor per kilogram
derived from known packaging weights.
A component can be both recycled and reused.
To avoid double-counting, recycled components
(including packaging) are only counted for the first
time they enter the production process. Reused
components (including packaging) are counted
at every subsequent entry the component makes
into the production process in the reporting year.
Biological materials
We use wood in our packaging. If certified
according to the standards of the Forest
Stewardship Council (FSC) or the Programme
for the Endorsement of Forest Certification
(PEFC), we consider it sustainably sourced. In
using wood in our packaging, we support the
cascading use of wood principles – a strategy to
use raw biomass materials in chronologically
sequential steps as long, often and efficiently as
possible for materials, and only to recover energy
from them at the end of the product lifecycle. It is
the intention that increased cascading use of
wood will contribute to more resource efficiency
and consequently reduce pressure on
the environment.
E5-5 Resource outflows
Durability
We have a shared interest with our customers
to extend the lifetime of our systems as long
as possible. This starts with the ability of our
products, components and materials to remain
functional and relevant when used as intended.
There is no industry average for our products.
Repairability
There is no established rating system for
repairability of our products. As a result we
have not included a related metric.
Recyclable content in products and their packaging
The weight of recyclable content in our outflow
is estimated. For one of our machines a full
breakdown was made of the mass per material
category by subject-matter experts. Subsequently,
we determined the average recyclable mass per
material from public sources. The resulting
weighted average of the share of recyclable
content is applied to the weight of our outflow.
Waste
The waste we report contains that which we own
or control. Waste disposal methods are reported
by our waste disposal contractors. For (leased)
office locations where waste hauler data is not
available, office waste is estimated based on
square meters – with the average office waste per
square meter for comparable offices as a proxy.
Presenting comparative information: Waste
In 2025 we identified and included waste that is
classified as waste from our own operations but
occurring at third-party warehouse locations that
had not been previously captured. The comparative
waste figure (increase of 1,101 tonnes) and waste
intensity target (increase from 295 to 322 kg
per €m revenue) are revised accordingly.
As from 2025, next to construction and
demolition waste reported by our waste haulers,
we are able to also include waste generated by
construction companies contracted by ASML.
Because we do not have actual data for all
construction sites we estimated the waste data
for those sites by multiplying project spend of the
reporting year by region-specific ASML average
construction and demolition waste factors. Using
the same conversion factors, we estimated the
comparative information and revised accordingly
(increase of 12,682 tonnes).
Radioactive waste
Our total outflow of radioactive waste is
determined in accordance with article 3(7) of
Council Directive 2011/70/Euratom. Not the full
weight reported is radioactive. The amount we
report is the complete weight of products with a
radioactive coating, as it is not possible for us to
make a reliable split. The products are stored
(indefinitely) at the Central Organization for
Radioactive Waste (COVRA) – a facility owned
by the Dutch government.
Preparation for reuse
Preparation for reuse consists of checking,
cleaning, and/or repair and recovery operations,
by which products or components of products
that have become waste are prepared so they
can be reused without any other preprocessing.
Non-recycled waste (including preparation for reuse)
This metric gives the total of all our waste that
is not recycled and includes waste prepared
for reuse.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual report 2025	203

General disclosures	Environmental	Social	Governance
EU Taxonomy at a glance

Overview

The EU Taxonomy
Regulation (EU 2020/852)
is a core part of the
European Green Deal.
It supports the flow
of capital toward more
sustainable economic
activities by creating
a common language
and standardized
reporting methodology
that helps determine
which activities can and
cannot be considered
‘environmentally
sustainable’.

1	Climate change mitigation (CCM)	4	Transition to a circular economy (CE)

2	Climate change adaptation (CCA)	5	Pollution prevention and control (PPC)

3	Sustainable use and protection of water and marine resources (WTR)	6	Protection and restoration of biodiversity and ecosystems (BIO)

The EU Taxonomy requires companies
to report to what extent their economic
activities are Taxonomy-eligible and aligned.
For the 2025 reporting period, non-financial
undertakings are required to disclose the
proportion of KPIs that relate to sustainable
activities. These KPIs include turnover,
capital expenditure (capex), and operational
expenditure (opex). The disclosure
indicates which activities are eligible
and aligned with one or more of the
six environmental objectives:

Summary of Taxonomy-aligned and eligible activities

The table below provides an overview of the proportion of turnover, capex and opex from products or services associated with Taxonomy-eligible and Taxonomy-aligned economic activities.
Financial year 2025
KPI (1)	Total (2)	Proportion of Taxonomy eligible activities (3)	Taxonomy aligned activities (4)	Proportion of Taxonomy aligned activities (5)	Breakdown by environmental objectives of Taxonomy aligned activities						Proportion of enabling activities (12)	Proportion of transitional activities (13)	Not assessed activities considered non-material (14)	Taxonomy aligned activities in previous financial year (N-1) (15)	Proportion of Taxonomy aligned activities in previous financial year (N-1) (16)
					Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Bio- diversity (11)
	€, in millions	%	€, in millions	%	%	%	%	%	%	%	%	%	%	€, in millions	%
Turnover	32,667.3	98%	0.0	0%									0.2%	0.0	0%
Capex	2,811.3	87%	6.7	0.25%	0.25%						0.2%		9%	74.1	2%
Opex	3,864.8	94%	0.0	0%									6%	0.0	0%

The basis for preparation, reporting scope, eligibility overview and overviews of turnover, capital expenditure and operational expenditure, including environmental objectives, key activities and alignment assessments follow on the next pages.

All figures based on EU-IFRS1
1.All figures presented in the EU Taxonomy section have been prepared consistent with the accounting principles applied in the ASML 2025 Annual Report based on IFRS dated 25 February 2026. The Consolidated financial statements therein have been prepared in accordance with IFRS Accounting Standards as endorsed by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code and are available at the corporate website (asml.com).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	204

General disclosures	Environmental	Social	Governance
EU Taxonomy at ASML
Basis for preparation
We prepared our EU Taxonomy disclosure in
accordance with Regulation EU 2020/852 as
supplemented with Commission Delegated
Regulations EU 2021/2139, EU 2021/2178 and
EU 2023/2486, as well as Commission Notices
answering frequently asked questions about
EU Taxonomy reporting.
Furthermore we have incorporated the
simplifications adopted in the form of
Delegated Regulation EU 2026/73 published
January 8, 2026, amending the Taxonomy
Disclosures, Climate and Environmental
Delegated Regulations. Our methodology
has not changed as a result of this.
For the EU Taxonomy assessment, we applied
a materiality threshold to focus on the activities
with the highest environmental impact in line
with the adopted simplification. Activities can
be considered non-material if they account for
less than 10% of our total revenue, capex or
opex. EU Taxonomy activities can have a
substantial contribution to multiple environmental
objectives. To avoid any double counting,
we apply a top‑down allocation of activities
included in the denominator and assign the
corresponding share to the numerator of
turnover, capex and opex. Where an activity
could relate to multiple environmental
objectives, we determine the most appropriate
objective based on the nature of the activity
and the intention with which it is performed.
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
Reporting scope
EU Taxonomy has been prepared on
a consolidated basis, the scope of which is
the same as for the Consolidated financial
statements in line with the EU-IFRS. No
subsidiaries are exempt.

We apply a five-step approach to our EU Taxonomy assessment

1. Identification of eligible activities	2. Substantial contribution	3. Do no significant harm	4. Compliance with minimum safeguards	5. KPI

Eligibility	Compliance with technical screening criteria		Compliance with minimum safeguards	Alignment with Taxonomy
EU Taxonomy’s reporting basis differs from
that used in our Consolidated financial
statements, which are in conformity with
US generally accepted accounting principles.
EU Taxonomy is based on EU-IFRS – for this
reason, the reported turnover, capex and
opex under EU Taxonomy can differ from the
reported figures in our Consolidated financial
statements.
Nuclear and fossil gas related activities
We do not have any economic activities
related to nuclear energy and fossil gas,
meaning the Complementary Climate Delegated
Act of EU Taxonomy is considered not relevant.
Minimum safeguards
Article 18 of EU Taxonomy outlines the
minimum safeguards (MS) criteria that must be
met for an economic activity to be considered
Taxonomy-aligned. These safeguards act
as minimum governance standards to ensure
that while an activity contributes to an
environmental objective, it does not, for
example, breach human rights law – the MS
essentially work to mandate a just transition.
The MS can be categorized into four topics:
human rights (including labor and consumer
rights), anti-bribery and anti-corruption,
taxation and fair competition.
Eligibility overview
The table to the right indicates the
environmental objective, eligible activity and
the related KPI. We identified two additional
eligible activities compared to 2024, being
activity CCM 4.16 (installation and operation
of electric heat pumps) and CCA 14.2 (flood
risk prevention and protection infrastructure).
The following sections present the
assessment of the technical screening
criteria, the minimum safeguards, calculation
methodology, and the proportion of the KPIs
that are Taxonomy-eligible and aligned.
Read more in the ASML Code of Conduct and our
Human Rights Policy at asml.com

Environmental objective	Taxonomy-eligible activity	Related KPI
Circular economy (CE)	1.2 Manufacture of electrical and electronic equipment	Turnover, opex, capex
Climate change mitigation (CCM)	4.1 Electricity generation using solar photovoltaic technology	Capex
Climate change mitigation (CCM) and Climate change adaptation (CCA)	4.9 Transmission and distribution of electricity
Climate change mitigation (CCM)	4.16 Installation and operation of electric heat pumps
Circular economy (CE)	5.1 Repair, refurbishment and remanufacturing	Turnover
5.2 Sale of spare parts
5.4 Sale of second-hand goods
Climate change mitigation (CCM) and Climate change adaptation (CCA)	7.2 Renovation of existing buildings	Capex
7.7 Acquisition and ownership of buildings
Climate change adaptation (CCA)	14.2 Flood risk prevention and protection infrastructure	Capex
The EU Taxonomy alignment assessment
considers whether the economic activity:
•Is included in the EU Taxonomy list of
eligible activities (step 1).
•Makes a substantial contribution to at
least one of the environmental objectives
(step 2).
•Does not significantly harm (DNSH)
any of the other objectives (step 3).
The substantial contribution and DNSH
criteria are collectively referred to as
the ‘technical screening criteria’.
The alignment assessment also considers
whether the company meets minimum
safeguards constituted chiefly by the
OECD Guidelines and UN Guiding
Principles (step 4).
If all criteria are met, the economic activity
is considered Taxonomy-aligned and
included in the KPIs (turnover, capex,
opex) proportion of Taxonomy aligned
activities (step 5).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	205

General disclosures	Environmental	Social	Governance
Turnover
Taxonomy eligibility and alignment
assessment
We assessed the eligibility and alignment of our
economic activities in 2025 against the relevant
environmental objectives.
Turnover
The cornerstone of our circular approach is our modular
design strategy, which allows us to upgrade a system
without replacing the entire product. Extending a product’s
lifetime is also possible by refurbishing systems after
their use, and repurposing them for other customers
and semiconductor environments.
Our total turnover under the EU Taxonomy Regulation
comprises the total net sales in the Consolidated
statement of profit or loss in the Consolidated financial
statements. We consider our net system sales (new
systems) and certain activities related to net service
and field option sales, such as installation and relocation, as eligible for CE 1.2 Manufacture of electrical and
electronic equipment.
Net service and field option sales considered eligible under
CE 5.1 Repair, refurbishment and remanufacturing, include
warranties and service contracts to extend a product’s
lifetime and restore or improve performance or functionality.

Financial year 2025
Economic activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible turnover) (3)	Taxonomy aligned KPI (monetary value of turnover) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned turnover) (5)	Environmental objective of Taxonomy aligned activities						Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
					Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Bio- diversity (11)
		%	€, in millions	%	%	%	%	%	%	%	(E where applicable)	(T where applicable)%
Manufacture of electrical and electronic equipment	CE 1.2	82%	0.0	0%				0%					0%
Repair, refurbishment and remanufacturing	CE 5.1	14%	0.0	0%				0%					0%
Sale of spare parts	CE 5.2	0.2%	0.0	0%				0%					0%
Sale of second-hand goods	CE 5.4	2%	0.0	0%				0%					0%
Sum of alignment per objective								0%
Total		98%	0.0%	0%				0%					0%
Spare parts are offered to customers when needed,
which qualifies under CE 5.2 Sale of spare parts, while
the resale of systems previously used by customers falls
under CE 5.4 Sale of second-hand goods. Non-eligible
turnover relates to activities outside the scope of the
Climate and Environmental Delegated Acts, such as
software, training, and other service projects. Activities
below the threshold compared to the overall turnover,
as defined by the EU Taxonomy Regulation, have been
excluded and are reported as ‘not assessed activities
considered non-material’. For turnover, these relate to
our non-material subsidiaries.
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
This is mainly because we do not meet all the
requirements on design for recyclability and dismantling,
public disclosure of information on substances of

Turnover

■	Not eligible	2.1%
■	Eligible – Not aligned	97.7%
■	Eligible – Aligned	0%
■	Not assessed activities considered non-material	0.2%
concern, and providing standardized end‑of‑life
information to customers. Although our systems are
built in a modular way, their high level of engineering
complexity, the large number of individual parts, and
the fact that components are not always separable (for
example due to glued or bonded assemblies) mean
that not all components can be reused or recycled. As
a result, we do not have a waste management plan that
ensures reuse or recycling of all materials across the
thousands of parts in each system. We will continue to
focus on increasing the number of components that can
be reused or recycled and on extending the lifetime of
systems through refurbishment and redesigning parts
to prevent obsolescence. These constraints also apply
to activities CE 5.1 and CE 5.4.
For this reason, we are reporting 0% aligned activities
for these economic activities. Given the nature and
complexity of our systems and the strict, prescriptive
requirements of the EU Taxonomy, the criteria are not
expected to be achievable in full for our activities in the
foreseeable future, despite our efforts. We currently do
not have objectives and plans (capex plans as referred
to by the Disclosures Delegated Act) aimed at achieving
alignment for these economic activities.
Read more in Sustainability statements – Environmental –
Circular economy – Parts and tools

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	206

General disclosures	Environmental	Social	Governance
Capital expenditure
The proportion of total capex relating to Taxonomy-
eligible activities is determined by assessing the
economic activities for each significant asset group.
Asset groups below the threshold compared to
the overall capex, as defined by the EU Taxonomy
Regulation, have been excluded and are reported
as ‘not assessed activities considered non-material’.
Our total capex under the EU Taxonomy Regulation
comprises the following items in the Consolidated
financial statements:
•Additions in property, plant and equipment (Note 13)
•Additions in intangible assets, net (Note 12)
•Additions to right-of-use assets and lease liabilities
(Note 14)
We renovated multiple buildings over the last year.
The corresponding capex is considered eligible under
activity CCM 7.2 and CCA 7.2 Renovation of existing
buildings, as the focus of the renovation was to improve
energy efficiency rather than circularity (CE 3.2).
We also carried out several construction projects.
The capex corresponding to these projects is considered
eligible under economic activity CCM 7.7 and CCA 7.7
Acquisition and ownership of buildings. In cases where
the construction included the installation of electric
heat pumps, the related capex is considered separate
from CCM 7.7 and CCA 7.7 and eligible under CCM
4.16 Installation and operation of electric heat pumps.
Additionally, we undertook a flood prevention project to
protect our cleanrooms from flooding. The corresponding
capex is considered eligible under CCA 14.2 Flood risk
prevention and protection infrastructure.
The capex related to Taxonomy-eligible activities includes
eligible capitalized R&D costs. R&D is an integral part of
our operations, and it relates to the design, manufacturing
and technology of our products – which is eligible under
CE 1.2 Manufacture of electrical and electronic
equipment. Similarly, capex related to machinery and
equipment is associated with our Taxonomy-eligible
economic activity CE 1.2.
Non‑material activities relate to subsidiaries, right‑of‑use assets, office furniture and equipment, and smaller
construction projects, which individually and collectively
fall below the materiality threshold and are therefore
presented as ‘not assessed activities considered
non‑material’.

Capital expenditure

■	Not eligible	3.4%
■	Eligible – Not aligned	87.0%
■	Eligible – Aligned	0.2%
■	Not assessed activities considered non-material	9.4%
For all our eligible capex activities, we assessed the
technical screening criteria, consisting of the substantial
contribution and DNSH criteria.
For all eligible construction and renovation activities,
we conducted a physical climate risk assessment in
accordance with Appendix A to the Climate Delegated
Act, as required to meet the DNSH criteria. In 2025,
we continued to apply the TCFD guidelines to assess
physical and transition risks and opportunities under
both a 1.5°C and a 4°C climate scenario.
The assessment also considered the impacts of climate-
related risks and opportunities, including the potential
effect on ASML through its suppliers and customers.
The risk of physical climate hazards at the construction
sites was rated ‘low’, meaning the DNSH criteria were
met without the need for adaptation measures. The full
results of the assessment, including the identification
of mitigating measures, are further integrated into our
ERM process.
Read more in our TCFD Report: Climate-related disclosure,
available at asml.com

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	207

General disclosures	Environmental	Social	Governance
Capital expenditure (continued)
Additions to property, plant and equipment:
The buildings in scope for renovation (CCM 7.2 and
CCA 7.2) that met the substantial contribution criteria by
reducing the primary energy demand by more than 30%
did not meet the DNSH criteria relating to water-usage –
and, as such, we report 0% alignment on CCM 7.2 and
CCA 7.2.
Investment decisions related to newly constructed or
renovated buildings were not based on the detailed EU
Taxonomy technical screening criteria. However, other
sustainability considerations were applied: where relevant,
projects were assessed using the criteria and governance
processes defined in our Green Bond Framework.
A subset of buildings included in scope for CCM 7.7 and
CCA 7.7 Acquisition and ownership of buildings meet the
technical screening criteria, resulting in 0.2% of aligned
activities. Our eligible investments in solar panels (CCM
4.1) also meet the technical screening criteria, resulting in an additional 0.05% of aligned activities.
Our investments in the energy grid in Veldhoven (CCM
4.9 and CCA 4.9), the installation of electric heat pumps
(CCM 4.16) and our flood prevention project (CCA 14.2)
did not meet the technical screening criteria. Although we
are continuously working to improve responsible waste
handling and recycling practices, we were not able to
demonstrate full alignment with the DNSH requirements
related to waste management for these activities.
Since the technical screening criteria for our activities
under circular economy (CE 1.2) are not met as described
in the section ‘Turnover’, we also report 0% alignment
related to additions to machinery and equipment.
Additions to right-of-use assets and lease liabilities:
Additions to right-of-use assets were considered below
the threshold compared to the overall capex, as defined
by the EU Taxonomy Regulation. They have been
excluded and are reported as ‘not assessed activities
considered non-material’.
Additions to intangible assets:
Since the technical screening criteria for our activities
under circular economy (CE 1.2) are not met as described
in the section ‘Turnover’, we also report 0% alignment
related to capitalized R&D costs.

Capex
Financial year 2025
Economic activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible capex) (3)	Taxonomy aligned KPI (monetary value of capex) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned capex) (5)	Environmental objective of Taxonomy aligned activities
					Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Bio- diversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
		%	€, in millions	%	%	%	%	%	%	%	(E where applicable)	(T where applicable)%
Manufacture of electrical and electronic equipment	CE 1.2	55.3%	0.0	0%				0%					0%
Electricity generation using solar photovoltaic technology	CCM 4.1	0.05%	1.3	0.05%	0.05%								100%
Transmission and distribution of electricity	CCM 4.9 CCA 4.9	1.3%	0.0	0%	0%	0%							0%
Installation and operation of electric heat pumps	CCM 4.16	0.5%	0.0	0%	0%								0%
Renovation of existing buildings	CCM 7.2 CCA 7.2	6.2%	0.0	0%	0%	0%							0%
Acquisition and ownership of buildings	CCM 7.7 CCA 7.7	23.3%	5.4	0.2%	0.2%	0.2%					E		0.8%
Flood risk prevention and protection infrastructure	CCA 14.2	0.3%	0.0	0%		0%							0%
Sum of alignment per objective					0.25%	0.2%		0%
Total		87%	6.7	0.25%	0.25%	N/A		0%			N/A		100.8%

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	208

General disclosures	Environmental	Social	Governance
Operational expenditure
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
Under this definition, the R&D costs in the Consolidated
financial statements are considered eligible under CE 1.2.
The remaining opex is considered below the threshold
compared to the overall opex, as defined by the EU
Taxonomy Regulation. It has been excluded and is reported
as ‘not assessed activities considered non-material’.

Operational expenditure

■	Not eligible	0%
■	Eligible – Not aligned	94%
■	Eligible – Aligned	0%
■	Not assessed activities considered non-material	6%
We assessed the economic activities of the R&D costs
that are not capitalized but accounted for in
our Consolidated statement of profit or loss associated
with CE 1.2 Manufacture of electrical and electronic
equipment. Since the technical screening criteria for our
activities under circular economy (CE 1.2) are not met as
described in the section ‘turnover’, we also report 0%
alignment related to assets and processes associated
with the economic activities under circular economy.

Opex
Financial year 2025
Economic activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible opex) (3)	Taxonomy aligned KPI (monetary value of opex) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned opex) (5)	Environmental objective of Taxonomy aligned activities
					Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Bio- diversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
		%	€, in millions	%	%	%	%	%	%	%	(E where applicable)	(T where applicable)%
Manufacture of electrical and electronic equipment	CE 1.2	94%	0.0	0%				0%					0%
Sum of alignment per objective								0%
Total		94%	0%	0%				0%					0%

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	209

General disclosures	Environmental	Social	Governance
Other disclosures: Water management in our own operations

Our objective

We aim to use water in our own operations responsibly, recycle efficiently and reduce our environmental impact.

Why it matters

The combination of climate change and
increased water demand means droughts are
becoming more extreme and unpredictable,
with water becoming a scarce resource in
some locations.
In comparison to the semiconductor
industry as a whole, the water consumption
in our own operations is relatively small.
When printing patterns on wafers through
lithography, our systems at our customers’
sites also use relatively small amounts of
water compared to other steps in the total
semiconductor manufacturing process,
such as chemical mechanical polishing
and wafer cleaning.
Our water-related risk is therefore low
compared to that of our customers.
However, as a responsible business and
with our sites in San Diego (US), Veldhoven
(the Netherlands) and Berlin (Germany)
located in areas of high water stress, we
promote efficient water management and
recycling across our sites and processes.
In this section we report on our water
management in our own operations, although
this was not identified as a material topic in
our DMA.

Target and performance

In 2025, our total water consumption was
507,740 m3. We monitor and evaluate our
water management and water consumption
trend quarterly, but have no target for water
management in our own operations.

Our actions and resources

In our factories, we use water in three
key ways. Firstly, to remove heat loads
and maintain the systems at a constant
temperature – internal cooling circuits are
all designed as ‘closed-loop’ (recycling)
systems to limit water consumption.
Secondly, these heat loads are eventually
removed in cooling towers using evaporation
of water, which accounts for the majority
of our water consumption. And, finally,
DUV systems use ultrapure water, which
is currently only partially recycled.
On a global scale, in 2025 we improved
the data-gathering process on our water
consumption. Furthermore, at our Veldhoven
campus in the Netherlands, we focused on:

Topic	Description	2025
Water consumption in our own operations (in 1,000 m3)	Total water consumption	508
	In areas at water risk, including areas of high-water stress	365
	Total recycled and reused	7
	Water intensity: Total water consumption in our own operations per revenue (in m3/€m revenue)	16
•Executing a rain water capture, infiltration
and storage project. The capex of this
is assessed under EU Taxonomy activity
CCA 14.2 flood risk prevention and
protection infrastructure.
•Optimizing the reuse of ultrapure water.
•Implementing energy grid improvements
to use heat from process cooling to heat
buildings, reducing the cooling load by
cooling towers.
•Replacing old cooling towers with hybrid
ones to reduce water loss.
•Replacing sanitary equipment with water-
efficient alternatives.
Water waste treatment installations can
facilitate responsible wastewater management
and allow for water reuse. For our water
ambition we recycle our ultra-pure water
at some of our manufacturing sites.

Looking ahead

We remain committed to continuously
improving water efficiency by expanding
closed-loop cooling systems and increasing
the reuse of ultrapure water in our operations.
Our focus will be on enhancing data collection
and analysis to identify strategic opportunities
for reduction and reuse across our sites.

Methodology on metrics

Below we include the methodology for
water consumption to reflect our integrated
approach to resource efficiency and
sustainable use of natural resources.
Water consumption
Water consumption, recycling, reuse and storage
Water consumption is the amount of water
used by our processes and not discharged
back into the water environment or to a third
party over the course of the reporting period.
This is calculated as the difference between
water withdrawal and water discharge.
Water withdrawal is the total volume of water
sourced from public water utilities used across
all manufacturing operations and offices. We
only source potable water. Data is provided by
the water supplier for all manufacturing sites
and large offices. For leased office locations
where water supplier data is unavailable,
water withdrawal is estimated based on
the square meters leased.
Water discharge refers to the volume of
water returned to sewage and wastewater
treatment systems.
For manufacturing sites, data is either
measured for the total site or calculated as
the difference between the withdrawal and
the cooling tower evaporation. For offices,
the water discharge is considered to be
equal to the withdrawal.
Water recycled or reused concerns the volume
of water reused within our processes before
we discharge it.
Water stored relates to the total capacity
of water storage on site. These serve as
operational back-up systems for failures in
water supplies or as storage for firefighting
water. We report the total volume of our
water tanks (>1000 m3) used for operations
and safety reasons. Following assessment,
the reported volume for 2025 was zero and
therefore not included in the table.
The metrics for the reporting of water are
applied in 2025 for the first time. In absence
of required data over 2024, it is impracticable
to report comparative figures.
Areas at water risk, including areas of
high-water stress
Areas at water risk are manufacturing sites
with water stress scores equal to or higher
than three, based on the Aqueduct Water
Risk Atlas tool of the World Resources Institute
(WRI). This concerns our site in San Diego.
For areas of high water stress, we consider
the regions where the percentage of total
water withdrawn is high (40-80%) or
extremely high (greater than 80%) in the
Aqueduct Water Risk Atlas. This concerns
our manufacturing sites in San Diego,
Veldhoven and Berlin.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	210

General disclosures	Environmental	Social	Governance
Social at a glance

Our ambition

We aim to deliver
responsible growth
that benefits all our
stakeholders – providing
an attractive workplace
for all, building a
responsible value chain,
fueling innovation in our
ecosystem and being a
valued partner to
communities.

On the following pages, we set out our approach and progress to date.

Attractive workplace for all

We strive to create a culture that empowers
our workforce to deliver on our vision by
ensuring people are proud to be part of
ASML and engaged with our ambitions.
We aim to attract and retain a healthy,
diverse and engaged workforce.

Read more on page 211 >

We’ll do this by focusing on the following sub-topics:
•Talent attraction, employee engagement and retention •Learning and development •Inclusion and diversity •Occupational health and safety •Labor conditions •Well-being

Responsible value chain

We seek to work with value chain partners
that are aligned with our values and
committed to upholding international
environmental and human rights standards.
We aim to prevent, mitigate and manage
adverse environmental and human
rights impacts in our value chain.

Read more on page 237 > We’ll do this by focusing on the following sub-topics: •Responsible product design •Responsible supply chain •Responsible product use

Innovation ecosystem

We’re fostering innovation through
collaboration and partnerships – where
trust and knowledge-sharing serves as
the foundation for long-term cooperation.
We aim to build a thriving, multi-
regional innovation ecosystem that
helps solve some of humanity’s
toughest challenges.

Read more on page 246 >

We’ll do this by focusing on the following sub-topics:
ESG innovation: •ESG-focused research •ESG-focused startups and scaleups •ESG-focused platforms and collaborations

Valued partner in our communities

We believe we have a responsibility to be a
positive contributor and valued partner to
the communities in which we operate.
We aim to ensure that ASML and
communities benefit from each
other’s presence and support
each other’s development.

Read more on page 251 > We’ll do this by focusing on the following sub-topics: •Attractive communities •Inclusive communities •Investing in STEM education

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	211

General disclosures	Environmental	Social	Governance
Attractive workplace for all
We aim to attract and retain a healthy, diverse and engaged workforce
Why it matters

...for the planet

As an employer we have a responsibility to provide a working environment where people can develop their talents, feel respected and safe, and be healthy and thrive. We want to foster an exceptional workplace for our exceptional talent.
This includes creating an inclusive culture where people are supported in their learning, leadership, advancement and well-being – and where international human rights are upheld and fair employment opportunities are provided.
By prioritizing employee development and well-being, we also empower employees to contribute meaningfully to their communities.

...for ASML

As a key partner in the semiconductor ecosystem, we have a responsibility to deliver the technology our customers need to drive innovation – and healthy, diverse, engaged, highly skilled people are key to our performance and long-term success.
To maintain our fast pace of innovation, we need to attract and retain the best talent. By investing in our people, we help them reach their full potential and enable us to keep powering technology forward.
ASML is preparing for a period of significant business growth – strong leadership, people development and inclusion will be crucial for this and for our future success.

Key
On track / achieved
Off track / not achieved

Our 2025 progress

Employee engagement score (three-year rolling average)	Employee inclusion score (three-year rolling average)
78.9%	80.2%
2024: 78.9% vs. benchmark -2.1%	2024: 82.4% on par vs. benchmark
2025 target: >-2.0% vs. top 25% performing companies. Employee engagement score against benchmark 2025 -2.3%	2025 target: >-3.0% vs. top 25% performing companies. Employee inclusion score against benchmark 2025 -0.6%

Attrition rate	Gender diversity: % inflow of women (all job grades)
4.1%	29%
2024: 3.8%	2024: 26%
2025 target: <7%	2025 target: 24%

Gender diversity: % representation of women in job grade 13+	Gender diversity: % inflow of women to job grade 9+
16%	28%
2024: 12%	2024: 30%
2026 target: 14%	2025 target: 24%
Our sub-topics

Talent attraction, employee engagement and retention	Learning and development	Inclusion and diversity	Occupational health and safety	Labor conditions	Well-being

Own
workforce
ASML operations
and office buildings
Policy makers
and legislators

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	212

General disclosures	Environmental	Social	Governance
Attractive workplace for all (continued)

Key
Actual positive impact	Risk
Potential positive impact	Opportunity
Actual negative impact
Potential negative impact
Our material impacts, risks and opportunities relating to Attractive workplace for all.
Own operations

Impact on employees by providing fair labor
conditions and associated risk of (perception of)
unfair working and employment conditions at
ASML, affecting ability to engage and retain
talent (Labor conditions)

Impact on employees by facilitating knowledge
and skills development which contribute to
continued employability and professional
growth, and associated risk of failure to attract,
develop and retain talents with adequate skills
and knowledge (Learning and development)

Potential impact in case of failure to effectively
manage employees’ well-being and work-life
balance, including excessive overtime, resulting
in stress, health issues and increased likelihood
of accidents, and associated risk of failure to
engage and retain talent (Well-being)

Potential impact on workers in case of failure to manage occupational health and safety, and associated risk in case this impact materializes (Occupational health and safety)

Potential impact on workers’ right to freedom of association, collective bargaining and social dialogue in certain regions (Labor conditions)
Potential impact on workers as a result of discrimination and unequal treatment, including pay inequality, as well as violence and harassment in the workplace (Inclusion and diversity)

Failure to comply with health- and safety-related regulations or implement effective health and safety practices could result in liabilities and reputational risk (Occupational health and safety)
Failure to comply with labor law could lead to sanctions, financial loss or reputational damage (Labor conditions)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	213

General disclosures	Environmental	Social	Governance
How we are managing attractive workplace for all

Our approach

Our people strategy builds on a solid
foundation and the strength of our culture
and values. It defines how we develop our
people and scale our organization to secure
our business ambitions.
Read more in Strategic report – Our business – Our
business strategy – Create an exceptional workplace
Our Attractive workplace for all approach
applies to all employees within the ASML
group of companies. In some cases, its
scope extends to non-employees.
Announcement of changes in the
Technology and IT organizations in 2026
In our January 2026 All-employee meeting,
we announced our intention to strengthen
our focus on engineering and innovation
through the streamlining of the Technology
and IT organizations. The proposed changes
could ultimately result in a net reduction of
around 1,700 positions, mainly in the
Netherlands and some in the United States.
In supporting our employees, we have
created dedicated channels for all and
planned information sessions for those
directly affected.
In 2026, we will work closely with our social
partners to discuss the intent and extent of
these changes while adhering to local laws,
and upholding commitment to act
responsibly  – with care, speed,
transparency, and fairness.
Read more in Strategic report – In conversation with
our CEO
The Attractive workplace for all approach is
closely linked to our Code of Conduct, the
RBA Code of Conduct, our Human Rights
Policy and Group Diversity and
Inclusion Policy.
Read more in Sustainability Statements – General
disclosures  – ESG sustainability governance –
Environmental and human rights due diligence and
our Human Rights Policy and Group Diversity and
Inclusion Policy at asml.com
Material topics
We have identified the following material
workforce-related sub-topics:
•Talent attraction, employee engagement
and retention
•Learning and development
•Inclusion and diversity
•Occupational health and safety
•Labor conditions
•Well-being

Levers for action

Talent attraction, employee engagement
and retention
Attracting, engaging and retaining talent
requires us to provide an outstanding
experience for all (potential) employees.
Each of our Attractive workplace for all
sub topics are designed to help us realize
this, as well as focus on strengthening
our employer value proposition, providing
feedback tools and maintaining
attractive remuneration.
Talent attraction
To attract the talent, we leverage labor
market intelligence and strengthen our
employer value proposition through
employer branding activities. In addition,
we run talent engagement activities and
maintain a talent database to sustain
ongoing conversations with potential
future employees.
Employer brand rankings provide us
with useful insights into priority target
groups, helping us improve the candidate
experience and accelerate hiring.
Employee engagement
Employee engagement depends on a
wide variety of factors, such as well-
being, onboarding experience, learning
and development, inclusion and diversity
(I&D), labor practices and leadership. Their
overall impact is measured by our annual
employee engagement survey – a crucial
tool for collecting employee feedback that
provides insights enabling us to improve the
employee experience and refine our policies.
Employee retention
Employee retention is important for
maintaining knowledge, team stability
and efficiency. It depends on the success
of a wide range of internal activities, as well
as external factors in the job market such
as maintaining attractive remuneration. We
review and adjust our pay scales every year,
using third-party market benchmarks from
selected peer companies – enabling us to
offer competitive remuneration packages.
We recognize that employees leaving also
presents an opportunity to bring in new –
and enhance existing – talent. We therefore
strive for a healthy attrition rate – that is,
the percentage of employees leaving the
company – and monitor attrition.
Learning and development
We’re committed to providing employees
with the knowledge, skills and competencies
needed to maintain our technological
leadership and keep pace with innovation.
Learning
The ASML Academy brings together all
our learning and knowledge-management
efforts, making it easy for employees to
access the resources they need to succeed
in their roles. Our approach follows the
70:20:10 learning model: 70% on-the-
job learning, 20% coaching and 10%
training courses.
Employee feedback and our global
dashboard helps us continuously improve
by monitoring the quality and impact of
our learning initiatives.
Development
We encourage employees to take
ownership of their personal development
and career growth. We offer tailored
development opportunities and promote
internal job mobility.
We strive to provide employees with
continuous support in their development
and performance through regular
performance reviews and by sharing
career development opportunities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	214

General disclosures	Environmental	Social	Governance
How we are managing attractive workplace for all (continued)
Levers for action (continued)
Our annual performance cycle – Develop
& Perform (D&P) – includes key moments
throughout the year:
•Goal setting: Aligning individual and
team goals to ASML strategy and values,
and documenting development items
and longer-term ambitions.
•Development conversations:
Recommended at least twice a year to
discuss feedback, progress, behavior
and recognition – focusing on growth
and next steps.
•End-of-year summary: Recognition
and reward for individual contributions
and sharing of performance ratings.
To ensure balanced performance ratings,
managers assess how well employees
meet expectations in three areas: job
responsibilities, goal achievement and
behavior. Our ASML Berlin GmbH
employees have not yet been fully
integrated into the D&P program.
To guide our D&P approach, we track
the percentage of our employees with
a performance rating and/or at least
one development item.
Inclusion and diversity
We are dedicated to building a safe and
inclusive environment where everyone feels
valued, respected and can fully contribute.
We believe unique and diverse teams are
essential to our success, fueling innovation
and creativity across our organization.
We’re committed to treating everyone fairly
and equally, to being an equal-opportunity
employer, and to cultivating an inclusive
and diverse workforce.
Aligning with our Code of Conduct, we
do not tolerate any form of discrimination,
harassment, bullying or retaliation. We aim to
hire, promote and compensate our workforce
without regard to age, race, color, religion,
sex, gender, gender identity or expression,
sexual orientation, national origin and/or
other characteristics. We make reasonable
accommodations to enable everyone –
including employees who are neurodiverse,
or who have special needs or disabilities –
to effectively perform their jobs.
Our Global Inclusion and Diversity Council
(GIDC), chaired by the CEO, comprises
senior leaders who shape and oversee our
I&D program that consists of 14 sponsored
projects which cover a broad range of I&D
topics. The GIDC proposes initiatives to
the Board of Management (BoM), promotes
and monitors I&D initiatives, and leads
company-wide accountability for our goals.
A dedicated I&D team drives the initiatives
across ASML. There is a US I&D Council with
a similar make-up of US business leaders.
We track our progress primarily through
employee feedback and performance
indicators such as our inclusion score.
On April 21, 2025, the US executive order
(14173) titled, “Ending Illegal Discrimination
and Restoring Merit-Based Opportunity,”
took effect. We implemented two changes
to comply with the requirements therein while
staying true to our values. US employees are
now excluded from the scope of our diversity
targets and KPIs, and diversity metrics have
been removed from the performance share
plans applying to senior management in
the US.
Read more in Sustainability statements – Social –
Attractive workplace for all – Inclusion and diversity
and in our Group Diversity and Inclusion Policy
at asml.com
Occupational health and safety
We strive to provide injury-free, healthy
working conditions for everyone on our
premises – including employees, non-
employee workers, suppliers, customers
and visitors – by eliminating hazards,
reducing safety risks and preventing
occupational ill health.
While risk cannot be entirely eliminated,
we take a proactive approach at all levels
to identify and mitigate potential issues.
This includes minimizing risks by design,
and providing people with the right
protection, procedures and processes
to keep them safe.
To achieve our ongoing ambition of zero
recordable work-related injuries and illness,
we focus on our Environmental Health and
Safety (EHS) management system, safety
culture and training. We follow legal and
government guidelines and requirements,
and strive to meet industry best practices.
Our EHS and Business Continuity
Committee, chaired by the COO,
oversees and approves our EHS strategy.
Line managers are responsible for day-
to-day EHS performance, supported by
the EHS Competence Center (EHS experts)
– which defines standards, shares best
practices and helps managers implement
them. We track our targets and actions
through our recordable incident rate.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	215

General disclosures	Environmental	Social	Governance
How we are managing attractive workplace for all (continued)
Our Occupational, Health and Safety (OHS) management system
Levers for action (continued)
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
We believe we have robust, longstanding
compensation policies in place that aim
to ensure people performing and working
in similar jobs are paid similarly. This is
reflected in how our pay structures are
designed, taking account of pay progression
to align with our employees’ growth within
roles as well as progression to new roles.
We are transparent with our employees
around our compensation policies and
practices, and our Rewards team continually
works to ensure our policies and processes
are fairly and universally applied.
We periodically review how our remuneration
compares with the market benchmark for
technology professionals in the regions we
operate in and, where necessary, make
changes to policies and levels.
Meeting adequate living-wage requirements
means ensuring employees earn salaries
that meet their and their families’ basic
needs to maintain an adequate standard of
living, in the circumstances of each country
where we operate. We compare our lowest
base salary with the local minimum wage
and local living wage in the countries and
regions where we operate.
We strive to respect the right to rest
and leisure, including reasonable working
hours. Work weeks are not to exceed the
maximum set by local laws, where stipulated
– otherwise, we apply the International Labor
Standards of the International Labour
Organization (ILO) and the RBA norms,
including those applicable to overtime hours.
Unless local laws stipulate otherwise, work
weeks should not be more than 60 hours
including overtime, except in an emergency
or unusual situation. The standard in the
locations where we operate is 40 hours
on average.
We monitor the effectiveness of our policies
and actions regarding labor conditions by
tracking employee engagement, compliance
with local laws and a set of performance
indicators – including the number and
percentage of employees covered by
collective bargaining agreements and
worker representation, the percentage
paid an adequate wage, incidents reported
via our Speak Up Service, and occupational
health and safety incidents reported via
our EHS management system.
Well-being
We support our employees in achieving
a balance between family and work at
different stages of their life. We look at
well-being holistically and strive to integrate
it into everyone’s day-to-day work.
We have identified four well-being
dimensions around which our programs,
tools and resources are provided: mental;
physical; social; and financial. Our well-
being framework brings together all of our
well-being activities to drive initiatives both
globally and regionally to meet local needs.
Well-being offerings include general
support, training and masterclasses,
well-being events, and physical and mental
health checks for employees (and in some
cases non-employee workers). We have an
employee assistance program in all
countries, offering support for employees
with personal and/or work-related problems
that may impact their job or mental or
emotional well-being.
Our employee well-being score provides
insights into our well-being approach.
Our established OHS management
system is implemented at all our
sites and customer services
locations worldwide, covering
everyone whose workplace is
controlled by ASML – including
all our employees and other
workers not employed by us.
The system is designed to effectively
integrate OHS objectives, plans,
processes, standards and behaviors into
their daily work. The system is structured
in accordance with the ISO 45001
(occupational health and safety) standard,
and is assessed annually as part of our
internal corporate EHS audit program.
Our OHS management system covers:
•Safety training and engagement:
Our people are trained on safety
requirements, and anyone accessing our
premises and customer sites – including
contractors and suppliers – are informed
of our safety rules and requirements. Role-
based mandatory training is defined and
dependent on the risk profile of work
activities. Regular evaluations are
complemented by ‘Safety Gemba Walks’,
where managers visit workplaces to
assess safety performance and strengthen
our safety culture. Appropriate action is
taken to mitigate risks identified and
ensure continuous improvement.
•Incident reporting: To improve OHS
performance, we encourage people
to speak up whenever they encounter
safety risks – and every worker is
empowered to stop working if they
feel unsafe. Together with their manager
and EHS expert, they can identify a
safe way of working so the work can
resume. We record and investigate all
incidents and high-risk unsafe situations
to determine the root cause, and take
actions to prevent recurrence.
•Hazard and risk evaluations: Our OHS
risk evaluations are integrated into our
ERM framework. Our EHS experts review
and monitor incident reports, root cause
analyses and operational changes, as
well as requirements based on OHS
frameworks and local laws, to support
the timely identification of hazards and
risks. These risks are compiled into a
heatmap, which we review annually and
which helps prioritize and guide our
safety initiatives.
•Safety maturity assessment: Every
three years, we perform a global safety
assessment survey to measure the safety
perception of our employees. These
assessments guide our safety culture
improvement roadmaps for teams.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	216

General disclosures	Environmental	Social	Governance
How we are managing attractive workplace for all (continued)

Process for engaging

We encourage our employees and their
representatives to openly communicate and
share ideas and concerns with management
about working conditions and management
practices, without fear of discrimination,
retaliation, intimidation or harassment.
Read more in Strategic report – Our business –
Engaged stakeholders – Employees
We use insights from engagement with
our employees to inform our people strategy
at all stages, including impact assessment,
policy development, target-setting and
actions. Our CEO has operational
responsibility for ensuring this engagement
occurs and that the insights are applied.
We also use our annual employee survey
to assess the effectiveness of our overall
engagement with employees.
In addition to the direct channels available,
we engage in regular dialogue with workers’
representatives, including duly elected and
trade union representatives.
Duly elected workers’ representatives
Works councils have been established in
the Netherlands and in Berlin, Germany. In
Japan, South Korea and Taiwan, employee
representatives have been duly elected in
accordance with Labor Management Council
or Labor Act requirements, and in China we
have retained pre-existing works councils at
our HMI facility.
These councils consist of elected employee
representatives from across the organization.
The number of council members and the
specific election procedures are determined
by the location and size of the organization.
Works councils balance the interests of
employees with those of the business, and
are often required to consent or advise on
specific decisions such as reorganizations,
mergers and changes in employment
conditions (although this may vary in different
locations). To better understand the needs
and concerns of the organization, the
Supervisory Board (SB) regularly meets with
our largest Works Council in the Netherlands
– providing a clear communications channel
for our people. In countries where we do not
have formal employee representation, we
promote open dialogue through our various
employee channels and networks.
Veldhoven, Netherlands
The Works Council meets regularly with the
BoM and senior management, and annually
with the delegation of the SB. At least twice a
year, there is a consultative meeting between
the Works Council and the ‘Bestuurder’ (the
ASML executive responsible for consulting
with the Works Council).
Germany (Berlin), Japan, South Korea and Taiwan
Quarterly meetings are held between
employee representatives and local
management representatives.
Collective labor agreements
The Netherlands (with Metalektro)
The Metalektro Collective Labor Agreement
(CLA) is effective for the industry in which we
operate and applicable to 97% of employees
in the Netherlands within the scope of the CLA.
Belgium, France, Germany, Italy and South Korea
In Belgium, we have a collective bargaining
agreement with Paritair Committee 200.
In France, we participate in the Metallurgie
industry agreement, except for our Cymer
Light Sources employees – who fall under the
scope of the CLA with Commerces de Gros.
In Germany, we have a company CLA
negotiated with IG Metall for our Berlin
location (ASML Berlin GmbH). In Italy, our
employees are covered by the national
collective bargaining agreement (CCNL) for
commerce. In South Korea, we have a CLA
negotiated with the Chemical, Textile and
Food Industrial Union.
Worldwide, 62% (2024: 61%) of our
employees are covered by collective
bargaining agreements. We strive to comply
with the relevant legislation in every country
where we operate.
The working conditions and terms of
employment of employees not directly
covered by collective bargaining agreements
are influenced or determined based on
other such agreements, labor market
developments, and usage and habits in
the specific country.

Process for remediation

We encourage our employees to use direct
reporting lines to remediate issues one-on-
one as much as possible. In cases where this
cannot be achieved, depending on the nature
of the issue employees may report matters
via the following reporting lines, without fear
of retaliation:
•Human resources: Conflict resolution via
internal process or mediation under the
guidance of an independent and neutral
third party (the mediator).
•Ethics liaison or Ethics Office (directly, or
24/7 via our Speak Up Service): Incidents
reported via Speak Up will follow the
process and protocols of the Ethics Office.
•EHS management system: Incidents follow
the process and protocols of the system.
In the event these reporting lines do not
remedy the issue, employees may raise
topics with senior leadership or duly elected
workers' representatives.
Read more in Sustainability statements –
Governance – ESG integrated governance –
Responsible business conduct and compliance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	217

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Talent attraction, employee engagement and retention

Our objective

We aim to create an exceptional workplace that attracts, engages and retains talent by fostering an environment where people can thrive, grow and contribute to the company’s long-term success.

Our scope

Our Attractive workplace for all approach
applies to all employees within the ASML
group of companies. In some cases, its
scope extends to non-employees.

Targets and performance

Improve talent attraction by achieving
specific employer brand score rankings
in the Netherlands (top 5), United States
(top 75), China (top 100) and Taiwan
(top 5) by 2025
NL 1
2024: 1
2025 target: Top 5
In the Netherlands, progress on these
rankings has been measured since first
reported in 2013 – at which time we ranked
23rd. In 2025, we ranked number one for
tech students (engineering/IT/natural science)
and third (2024: third) for professionals in
tech, based on Universum rankings.
US 119
2024: 140
2025 target: Top 75
In the US, despite not achieving our goal of
top 75 in 2025, we substantially moved up in
ranking from 140th in 2024 to 119th in 2025.
The US is a large and fragmented market in
which it is difficult to reach everyone.
Targeted campaigns and extensive media
coverage in both the states in which we
operate, as well as the states we recruit from,
have supported this ranking.
China n/a
2024: 109
2025 target: Top 100

Not achieved	2025 target: Within 2 pp of (or higher than) the top 25% of companies

-3%	-2%	-1%	0%	+1%	+2%
2024

2025
In 2025, Universum discontinued its syndicated
report for China. We commissioned a custom
survey, which measured ASML’s employer
brand against a group of 15 companies
consisting of peers in the semiconductor
industry and other companies with which
we compete for talent. Among this group,
we ranked fifth. Due to the different
composition of the benchmark, this result
is not comparable with previous years.
Taiwan 3
2024: n/a
2025 target: Top 5
In 2024, Universum discontinued its syndicated
report for Taiwan – therefore, in 2025, we ran
a custom Universum survey of students. We
ranked third, reaching our top-five ambition.
We also obtain rankings in Germany, where
we ranked 43rd, in South Korea where we
ranked eighth and in Japan where we
ranked sixth.
Given challenges in securing reliable employer
branding rankings, we refrain from setting a
next target at this time. We will nevertheless
continue our employer branding initiatives
and monitor progress using internal and
external data sources.
By 2025, be within 2 percentage points of
(or higher than) the benchmark employee
engagement score achieved by the top
25% of companies
In 2025, 88.3% (2024: 88.0%) of our
employees participated in our annual
employee engagement survey, returning
an engagement score (three-year rolling
average) of 78.9% (2024: 78.9%). With this,
we fell short of our 2 percentage point (pp)
target range, measuring 2.3 pp below (2024:
2.1 pp below) the top 25% external global
benchmark of 81.2% (2024: 81.0%), also
representative of a three-year rolling average.
Despite setting a target which fluctuates
yearly relative to external performance, we
determine our baseline on our 2019
performance at 77%.
As we did not achieve our 2025 target, we
continue progressing on our long-term
employee engagement ambitions toward
top performance. The current target will
remain in place for 2026.
We continue to leverage insights gained
from the survey and depend on employees
working together to define actions that
directly address areas requiring improvement.
Our 2025 survey reaffirmed several strengths
perceived by our employees. These strengths
include our culture with deeply rooted values
of challenge, collaborate and care, as well as
the belief in teamwork and ownership. Despite
falling just short of our ambition, we are once
again pleased to learn that we measure above
the global external average benchmark: our
employees are proud to work for ASML,
recommend ASML as a great place to
work and report high intention to stay.
Clear and valuable feedback was also
received regarding important areas of
improvement, in particular in relation to
establishing effective work processes,
reducing unnecessary complexity,
strengthening knowledge sharing across
teams by encouraging ownership and
clarifying roles and responsibilities.
Furthermore, the importance of well-being
and feeling heard and safe to speak up
was reinforced by our colleagues and is
crucial to ensure everyone can achieve their
full potential.
We take this feedback to heart and continue
to work with our colleagues with the aim to
address these crucial topics and enhance
the overall engagement.
We also measure the onboarding experience
through pulse surveys. On average, 90%
(2024: 87%) of new colleagues starting in
2025 indicated they had a positive experience
– 7% (2024: 9%) had a neutral experience
and 3% (2024: 4%) said there is room for
improvement, particularly in training and
more structured access to relevant
information and tools.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	218

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Talent attraction, employee engagement and retention (continued)
Have an attrition rate1 of <7% by 2025

0%	2%	4%	6%	8%
2024

2025

Achieved			2025 target: <7%

Progress on this target has been measured
since first reported at 3.8% in 2020. Our
overall attrition rate in 2025 was 4.1% – well
within our target range and below the industry
average in every country in which we operate.
However, maintaining our attrition also depends
on external factors in the job market.
Having reached our 2025 target, we continue
progressing on efforts to retain our best
talent, the current target will remain in place
for 2026.

Our actions and resources

Creating a strong employer value
proposition
We aim to create a meaningful employer
brand experience from the inside out, by:
•Offering a unique experience for current
and prospective employees through
focused programs around learning and
development, well-being, and I&D.
•Inviting employees – as part of our Digital
Ambassador program – to share why they
choose to join and stay with ASML, and
supporting them in sharing their stories within
their personal networks. Today, over 2,300
(2024: 2,000) employees worldwide are
sharing curated content through their local
social media channels, generating millions of
impressions and meaningful interactions –
and strengthening our presence in earned
media, helping us connect with talent and
drive awareness and high-quality referrals. In
2025, we continued to expand and optimize
the program to further increase its impact.
Raising awareness of career opportunities
We use extensive employer branding and talent
engagement activities to strengthen ASML’s
position as an attractive employer.
We believe our branding attributes that
resonate with these audiences include
well-being, innovation, and learning and
development – which help us deliver the
right message to the right people.
In 2025, we continued to organize global
and regional engagement events for both
students and experienced professionals:
•Strengthening our relationships with
universities and colleges in Europe, the US
and Asia to support the education of future
engineers, scientists and technicians. In
partnership with Eindhoven University of
Technology (TU/e) in the Netherlands. 80
international students from 20 universities
across 11 countries were hosted at the
2025 Eindhoven Semicon summer school.
We also host students at our locations to
showcase our technology and culture, and
to connect them with colleagues.
•Using our new Candidate Relationship
Management system, launched in 2024,
to nurture our relationships with potential
talent – including alumni, event
visitors,former interns and high-potential
candidates who were not selected but remain
a strong match for ASML. Based on their
preferences, we invite them to events, send
newsletters, share open positions and
connect them with recruiters.
•Hosting 1,398 interns across our locations in
Europe, the US and Asia (2024: 1,137), and
annually awarding 80 technology scholarships.
•Hosting 210 ‘work-study’ students (2024:
248) who combine studying for a college
degree with working at ASML – helping us
attract, train and retain vocational talent.
•Organizing three masterclasses at our
headquarters (2024: four) – two for PhD
graduates and one for Masters graduates
– to engage with top talent.
•Expanding our teaching and guest lecture
efforts at colleges and universities
worldwide, including the Semiconductor
101 course at Purdue University in the US
and lithography lectures at Hiroshima
University, to spark interest with students.
•Hosting campus events in Taiwan to
increase brand awareness and build our
future talent pipeline.
•Running internal and external events and
campaigns focused on women with technical
profiles, including leaders and technical
experts – such as the European Women in
Technology conference in the Netherlands.
•Hosting the ASML China Lithography
Technology Competition, aimed at
identifying and supporting potential talent.
•Running an integrated campaign around
a semiconductor trade show in
South Korea, to spark interest with
students and professionals.
Acting on employee feedback
Annually, we perform an analysis into the
results of the employee survey. We work with
teams to identify actions to implement during
the year ahead and track progress with regular
reports to the BoM. Most actions are tailored
to team-specific needs, with others at global
level – such as targeted offerings via
established programs around well-being,
inclusion and I&D, learning and development
– to address employee feedback.
In 2025, based on feedback received on job
enablement, knowledge sharing and effective
processes, global initiatives involved tailoring
our employee meetings, Q&A sessions and
‘Tech Talks’ by our senior leadership – aimed
at providing greater clarity to employees on
our strategic direction – including what we
want to achieve for our customers and other
stakeholders, and how we share knowledge
across the organization.
We also invested in updating and future-
proofing tools we use, such as integrated
systems and AI, to tackle complex or time-
consuming processes and ways of working.
Resources
Resources mainly comprise FTEs within
structured teams:
•We dedicated 146 FTEs to engaging
with potential employees and
recruitment activities.
•We dedicated two FTEs to the global
coordination of the annual employee
survey. This excludes the external costs
(survey and consultants) and hours spent
by teams, managers and HR business
partners on executing the survey, deep
dives and action plans.

Looking ahead

In 2026, we intend to continue efforts to
attract and engage and retain talent needed
to continually innovate and grow sustainably,
with a focus on:
•Deepening our relationships within our
education ecosystem, such as with the
newly established Casimir Institute at
TU Eindhoven.
•Partnering with our ecosystem on the
Dutch government’s ‘Beethoven’ project
– with the aim of increasing available
talent for the semiconductor industry
in the Netherlands.
•Addressing our key themes for improvement,
as raised in our employee engagement
survey, by incorporating feedback into
dedicated programs for I&D, well-being,
and learning and development and into
efficient ways of working.
•Working closely with our social partners
on the changes in our Technology and IT
organizations in accordance with local
laws and upholding commitment to act
responsibly - with care, speed,
transparency and fairness.
1. Our calculation of the attrition rate target differs from the ‘employee turnover rate’ metric in accordance with the ESRS. Read more in Sustainability statements – Social – Attractive workplace for all – Additional disclosures – Methodology on targets

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	219

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Learning and development

Our objective

We aim to support and empower our
employees on their development journey
to reach their career ambitions. We strive
to provide access to best-in-class learning
that promotes skills and knowledge growth
through targeted programs, innovative
training and emerging technologies such
as AI.

Our scope

Our Attractive workplace for all approach

0%	20%	40%	60%	80%	100%
2024

2025

Achieved			2025 target: 80%

applies to all employees within the ASML
group of companies. In some cases, its
scope extends to non-employees.

Targets and performance

By 2025, 80% of all employees should
have at least one development item (in
progress) in their development plan

0%	20%	40%	60%	80%	100%
2024

2025

Achieved			2025 target: 80%

This target was based on our 2023 baseline
figure of 80%. In 2025, 82% of all employees
had at least one item in progress, as measured
at the end of the goal-setting phase of the
annual cycle (March 2025). This figure has
grown over the past two years, surpassing
our target and reflecting the efforts to invite
our employees to own their career – which
encourages employees to set, actively work
on and update development items
throughout the year.
Having reached our 2025 target, we continue
our efforts on improving the development
journey of employees, the current target will
remain in place for 2026.
Achieve a learning satisfaction score
of 80% or higher for 2025
n/a
This was a new target set for 2025 with a
2024 baseline figure of 86.5%. In 2025, a
learning satisfaction score of 83.8% was
reached, exceeding our target score. This
reflects our ongoing efforts to create relevant,
engaging learner centric solutions to support
people in their daily work and growth.
Having reached our 2025 target, we continue
progressing on our learning ambitions, the
current target will remain in place for 2026.

Our actions and resources

Improving the learning journey
In 2024, underscoring our commitment to
employee development and organizational
agility, we launched 24 role-based learning
journeys – reducing the time it takes
employees to acquire the knowledge and
competence to be effective in new roles. In
2025, our Manufacturing Academy scaled
their learning journeys from basic competences
to mature levels, reaching more than 100
roles. This included hands-on training for
complex technical skills delivered within
our skill-based training centers (STCs) in
the TWINSCAN and EUV factories. A new
dashboard tracks time-to-competence,
helping teams close skill gaps, reduce cycle
times and safety issues, and increase quality.
In 2025, our Customer Support Academy
also launched a holistic role-based learning
framework tailored for each field role,
delivering modular training that builds
technical knowledge and hands-on capability.
Career and onboarding learning journeys
provide structured growth opportunities,
while non-technical learning journeys
promote holistic development. By equipping
our workforce with the right tools and
resources, we can support their development
in their roles and their careers – aiming to
prepare them for future challenges and
fostering continuous improvement.
Learning to thrive with AI
In 2025, we launched the first wave of our AI
Learning and Adoption program – reaching
over 7,800 employees globally. Teams and
individuals were carefully selected based on
expected impact and relevant use cases.
The program focused on practical, hands-on
learning to accelerate successful adoption
and ensure responsible use of AI tools, with
the aim to reduce the time-to-competence
and encourage our people to adopt AI into
their day-to-day work.
Drawing on feedback from focus groups
comprising employees and leaders, we
identified key concerns, challenges, and
preferred learning styles. These insights
informed the development of a comprehensive,
three-stage AI learning framework: beginning
with foundational knowledge, progressing to
specialized team-based and advanced
prompting skills, and culminating in targeted,
role-specific competencies. Each stage was
supported by both e-learning modules and
virtual instructor-led training sessions, available
to employees based on their individual
development goals. To ensure accessibility,
sessions were scheduled across multiple
time zones, complemented by a dedicated
learning platform and guidance from the AI
Ambassador community.
By the end of 2025, the first two stages were
completed. We believe the fundamentals
program was highly successful – within just
two months, there were 6,527 learning
enrollments, with a 4.3 out of 5 learning
satisfaction score. Most notably, 97%
of participants actively used AI tools after
completing their training – demonstrating
a significant reduction in the time-to-
competence. In addition, the specialized
team-based and advanced-prompting skills
training, attracted over 500 participants and
received a 4.2 out of 5 satisfaction rating.
Empowering employee development
Following a successful pilot of integrated
talent management (ITM) aimed at offering
unique career development experiences, we
continued our efforts by launching two global
initiatives in 2025:
•myCareer: a central page with guidance
and (career) development resources for
employees and managers across
the organization.
•Career Hub: a valuable platform via which
employees can post their skills, interests
and career preferences and can explore
tailored development opportunities,
including personalized learning suggestions,
internal vacancies and gigs.
Job profiles and associated skills are
now accessible in the Career Hub, giving
employees clearer guidance on roles and
responsibilities. Based on their current
profile, they can also explore suggested
career paths within the Career Hub for
inspiration and direction. We held soft-skills
workshops in 2025 under the D&P program
– with most specifically designed to support
employees taking ownership of their
development, and to improve the quality
of career conversations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	220

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Learning and development (continued)

Unlocking gigs with AI
Initiating and participating in gigs
All employees can initiate (become a gig
host) or participate in a gig, as long as it
aligns with business needs and follows
established guidelines. With manager
approval, individuals can dedicate up to
10% (four hours per week) of their time
for a maximum of six months to a gig.
This new way of learning on the job allows
employees to gain valuable experience
outside of their teams and bring back
fresh perspectives. Gig initiators (hosts)
also benefit by developing leadership,
coaching and project management skills.
Gigs are tailored to address specific
needs within ASML based on current skills
and expertise. They are unique (career)
development opportunities that support
personal growth and promote cross
functional collaboration. Designed to deliver
tangible results, gigs are integrated into
employees’ regular work. They also help
employees grow in areas of interest, even
if those differ from their current skill set.
Employees are matched based on current
skills or skills employees want to develop.
Each match is rated as strong, good or fair
– ensuring gig suggestions are relevant to
employees’ skills and career interests, and
increasing the likelihood of a successful match.
Benefits of gigs
Gigs offer numerous benefits for participants,
hosts and ASML as a whole. Participants
can develop skills, explore careers, engage
and network. Hosts gain access to diverse
talent, foster innovation and develop
leadership skills. ASML benefits from
enhanced agility, collaboration, innovation

Gigs initiative powered by AI

Gigs are short-term skill-development
activities designed to meet real
business needs while enabling
employees to explore, learn, and grow.
Gig recommendations in Career Hub
are tailored through AI and machine-
learning algorithms, considering
factors such as job profile, skills, past
experiences, career aspirations and
organizational requirements.

and employee well-being.
Gigs can be conducted across all kinds of fields
within the organization, each with a detailed
description outlining the specific tasks and
responsibilities, required skills and necessary
competencies, and the learning outcomes
– providing a clear picture of the knowledge
and experience employees can expect to gain.
Examples include hackathons, ESG initiatives,
AI feasibility studies and event organization.
By participating in gigs, employees actively
drive their development – exploring new
areas of interest and gaining valuable
experience that can be applied to their
current job or future career aspirations.
“Gigs are a powerful tool
for career development,
offering employees the
chance to grow both
personally and professionally
while contributing to the
success of the organization.
They attest to ASML’s
commitment to growing
its people and advancing
its people strategy.”
Renee Malone
Talent Sourcing Consultant
Renee Malone was the first participant in
a gig. This allowed her to showcase her
skills and learn more about inclusion
programs on a broader scale. The gig
provided global exposure and insights,
which Renee found to be eye-opening and
valuable. She highlighted the importance
of teaming up with experienced colleagues,
learning through doing and the practical
value of project documentation. It helped
her refine her career plans and consider
new opportunities.
Resources
Resources mainly comprise FTEs within
structured teams:
•We dedicated four FTEs to coordinating and
tracking our Develop & Perform program.
•We dedicated 45 FTEs to coordinating and
tracking our Learning program.

Looking ahead

In 2026 we intend to continue scaling our
successful learning and development
initiatives, focusing on the following:
•Design a modular and user-focused
learning architecture that makes it easier
to share, reuse, and access learning
across platforms and processes.
•Deploying a skills management framework
to connect common skills and capabilities
across different functions – equipping
ASML for future growth and helping
employees understand how their skills
enable them in their (aspirational) roles
throughout the organization.
•Rolling out the third and final stage of our
AI learning and adoption program. This
will center on enhancing role-specific
competencies – exploring advanced use
cases tailored to distinct roles, along
with learning on advanced prompting
techniques. Our objective is to further
integrate AI responsibly into our operations,
ensuring employees can effectively leverage
AI tools in their day-to-day work.
•Promoting the use of newly introduced
learning journeys and platforms like
myCareer and the Career Hub – including
by organizing a booster event and an
internal career festival – to help employees
engage in meaningful growth conversations
with their managers and shape their
careers at ASML.
•Integration of ASML Berlin GmbH
employees in job grades ten and above
into our Develop & Perform program, with
the aim to integrate remaining employee
groups in the following year.
•Organizing workshops on career
development conversations for both
managers and employees to support
qualitative (career) development dialogues.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	221

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Inclusion and Diversity

Our objective

We aim to foster inclusion, diversity and sense of belonging in a safe environment for all ASML workers, where everyone is valued, respected and can fully contribute.

0%	10%	20%	30%	40%
2024

2025

Achieved			2025 target: 24%

Our scope

Our Attractive workplace for all approach
applies to all employees within the ASML
group of companies. In some cases, its
scope extends to non-employees.

Targets and performance

Achieve 24% inflow of women
(all job grades) by 2025
Our baseline figure, reported in 2022, is 24%.
In 2025 there was a 29% inflow of women,
reaching our 2025 target.
Having reached our 2025 target, we continue
progressing on our long-term I&D journey to
promote equal opportunities. To support this,
we have set a more ambitious target, to
achieve 26% inflow of women (all job grades)
in 20261.

ASML presents in this Annual Report its diversity and
inclusion policies and targets for, and progress on
achieving, gender diversity as required by Dutch law
and its Diversity and Inclusion Policy adopted by the
BoM pursuant to requirements of Dutch law. The US
executive order 14173 (EO) titled, “Ending Illegal
Discrimination and Restoring Merit-Based
Opportunity”, took effect on April 21, 2025. Our
diversity targets and key performance indicators
(KPIs) do not apply to ASML’s US operations or
employees. In addition, certain related programs and
initiatives do not apply to ASML’s US employees to the
extent they would conflict with the EO or other
applicable law, regulation or orders. The comparative
figures (including baseline figures) reported herein
capture all ASML’s employees worldwide.

Achieve 24% inflow (external hires only) of
women to middle management and above
(job grades 9+) by 2025

Achieved	2025 target: 24%

0%	20%	40%	60%	80%	100%
2024

2025
Our baseline figure, reported in 2023, is 25%.
In 2025, there was a 28% inflow of women to
middle management roles and above,
reaching our 2025 target.
Having reached our 2025 target, we continue
progressing on our long-term I&D journey to
promote equal development opportunities.
To support this, we have set a more ambitious
target, 26% inflow of women to middle
management and above (job grades 9+)
in 20261.
We acknowledge that the global science,
technology, engineering, and math (STEM)
talent pool is thinly populated with women.
Globally, women comprise between
20%-29% of the semiconductor workforce,
with representation in technical roles ranging
from 10% to 19%. We continue to take a
multifaceted approach, setting challenging
yet feasible and steady inflow targets that are
within these ranges to ultimately facilitate
reaching our women representation goals.
We are highly motivated to create equal
opportunities for all qualified candidates,
particularly in engineering and science, to
ensure we attract and retain the talent
needed to deliver upon our strategy and
growth ambitions. This requires a variety
of approaches and the highly specialized
nature of our work means it will be a
long-term process.
Achieve 14% representation of women in
senior leadership roles (job grades 13+)
by 2026

0%	20%	40%	60%	80%	100%
2024

2025

On track	2026 target: 14%

-4%	-3%	-2%	-1%	0%	1%	2%
2024

2025

Achieved	2025 target: Within 3 pp of (or higher than) the top 25% of companies

Our baseline figure, reported in 2022, is 10%.
In 2025, we achieved 16% representation of
women in senior leadership roles, exceeding
our target for 2026. This was achieved
through our commitment to women’s
development at every level of our leadership
pipeline, starting with middle management
and navigating wider challenges relating to
the representation of women within talent
pools themselves.
By 2025, be within 3 percentage points of
(or higher than) the benchmark inclusion
score achieved by the top
25% of companies
n/a
In 2025, we achieved our target, with an
inclusion score (three-year rolling average) of
80.2%. With this, we measure 0.6 pp below
(2024: on par with) the top 25% external
global benchmark of 80.8% (2024: 82.4%),
and are therefore within our target range.
Despite setting a target which fluctuates
yearly relative to external performance, we
determine our baseline on our 2024
performance at 82.4%.
Having reached our 2025 target, we continue
our efforts on improving I&D alignment with
top-performing companies. To support this,
we have set a more ambitious target, to be
within 2 percentage points of (or higher than)
top-performing 25% of companies by 2027.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	222

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Inclusion and Diversity (continued)
Inclusive Leadership Program
The Inclusive Leadership Program
(ILP) marks a significant shift in
our I&D journey, transitioning
from awareness to leadership
accountability.
The initiative aims to cultivate strong
capabilities in inclusion and address
skepticism about I&D as a business
priority within our science-based culture
– which traditionally values objectivity
over human-centricity.
The ILP is a two-day immersive
workshop embedding I&D into leadership
accountability and fostering an inclusive
culture through education and practical
experience. It targets three leadership levels:
first-line leaders; leaders of leaders; and
executives. The program is based on Theory
U, a framework designed to develop inclusive
skills by focusing on four pillars: listening to
the system; challenging assumptions;
crystallizing breakthrough initiatives; and
acting purposefully. Leaders are educated on
bias, microaggressions, headwinds and
tailwinds, allyship, mentoring, psychological
safety and sponsorship. The workshop
includes hands-on simulations, virtual reality
experiences and tailored exercises to help
leaders navigate inclusion challenges and
develop essential skills.
Leaders in action
In 2025, 1,142 of our leaders completed the
program. Participants reported overwhelmingly
positive feedback and high satisfaction rates in
personal growth and recognition of potential
biases or assumptions, and committed to
applying inclusive leadership principles in their
work environments. Markus Matthes, Country
Manager Germany, and Nancy Mac Gillavry,
Head of Finance, took part in the program
and shared their experiences.
The ILP significantly influenced Markus’s
leadership approach, shifting his focus from
diversity to inclusion. He emphasized that
inclusion is a key driver for successfully
building a high performing team and he
is committed to leading with inclusivity,
applying the skills learned from the program.
Markus found virtual reality to be one of
the most impactful features of the ILP.

“Inclusion requires focus and consistent, intentional effort. I see opportunities for improvement within my own organization.” Nancy Mac Gillavry Head of Finance
Additionally, following the ILP, Markus
decided to coach a colleague on a journey
toward taking a leadership role and he also
decided to take on volunteering work,
enabling him to apply his learnings from the
ILP also beyond leading his team at ASML.
Nancy’s journey through the ILP proved
transformative, deepening her commitment
to fostering inclusion and diversity within
her team.
She became acutely aware that cultivating
a high-performing environment demands
both, not simply the presence of diverse
voices. The program’s hands-on exercises,
especially those revealing the impact of
headwinds and tailwinds, resonated with her,
sharpening her empathy and resolve. Nancy
recognized the importance of maintaining
vigilance in her inclusive leadership practice,
ultimately enlisting her team’s support to
embed these principles into their shared
mindset and daily actions.
Conclusion
The core to the ILP’s success was the
active sponsorship by the BoM and
executive leaders, amplifying its influence
and effectiveness. Integrating the program
into overall leadership development
reinforced the message that inclusive
leadership is essential for all leaders.
Implementing regional customization

“Gaining insight into how others experience their environment can be truly eye-opening. Taking the time to see things from different perspectives highlights the often unseen advantages we may have, and reminds us of the value of empathy.”
Markus Matthes
Country Manager Germany

and the ‘Head-Heart-Hands’ design
approach, along with balancing knowledge,
emotional resonance and actionable skills,
was particularly effective in engaging
science-driven leaders and sustaining
cultural change and business success.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	223

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Inclusion and Diversity (continued)

Our actions and resources

Building inclusive leaders and teams
In 2025, the second year of our Inclusion and
Diversity program, we focused on achieving
scale for leader and team inclusion through
the following activities:
•Embedding an inclusive mindset and
behaviors: We extended the opportunity
for our employees and leaders to
voluntarily participate in our ‘Ignite
Inclusion’ and ‘Inclusive Leadership’
training programs. 2,345 of our leaders
completed ‘Inclusive leadership’ and
24,923 of our employees completed ‘Ignite
inclusion’ so far by the end of 2025.
•Strengthening executive sponsorship in
the EU and Asia: Our reverse-mentoring
program which was started in the EU,
connects employees of varying backgrounds
and perspectives with senior executives
and leaders, creating opportunities for the
exchange of unique insights, lived
experiences and viewpoints. In 2025,
we began developing the program for
employees in Asia. By the end of 2025,
40 mentees and mentors were matched
and over 75 mentor sessions were held,
with a successful mentee satisfaction
score of 3.74 of 4.
•Team-led I&D roadmaps: Introduced in
2025 to translate global ambitions into
locally relevant action plans. Shaped by
team-specific contexts and guided by a
shared framework, the roadmaps enabled
tailored interventions – such as targeted
inclusion courses and dashboard-based
progress tracking – while reinforcing
ASML’s global commitment to building
an inclusive workplace.
•Women in leadership (excluding US):
We continued to support leadership
development for female talent, as
applicable. We executed three leadership
programs with action-based learning at
various leadership levels for 87 female
leaders – more than 36% higher than
the previous year.
Employee networks
Employee networks are open to all employees
and play a key role in the I&D ecosystem,
serving as a platform for employees sharing
similar experiences to connect and support
each other. To achieve this, employee
networks organize a range of local events
and initiatives throughout the year.
Read more in the Strategic report – Our business –
Engaged stakeholders – Employees
Understanding diverse needs
In collaboration with our Corporate Real
Estate (CRE) and other teams, we aim to
use the data-driven insights to help shape
continuous improvement initiatives. We strive
to standardize our global building practices
for creating inclusive workplaces, removing
barriers to accessibility and fostering a sense
of belonging for the broadest community
of users and abilities. We aim to develop a
new ASML campus on the Brainport Industry
Campus in Eindhoven that reflects ASML’s
identity: connected, inclusive, and open,
while providing flexible spaces and services
that adapt to the evolving needs of our
business and employees.
Resources
We dedicated nine FTEs to coordinating
and tracking our I&D program. This does
not include partially allocated FTE resources
required to execute I&D activities.

Looking ahead

In 2026, we intend to continue scaling our
impactful I&D initiatives, focusing on
the following:
•Continuing our I&D program and scaling
up initiatives to further embed I&D into our
work culture.
•Building our global culture initiative, with
the intention to shape a core culture and
behavior framework to support the next
phase of our growth.
•Working with leadership on integrating our
I&D roadmaps.
•Gathering data and enhancing dashboards
to inform our actions.
•Working to develop an Allyship guide for
all employees to facilitate advice, skills
and tools for ASML colleagues to support
one another.
•Continuing to monitor evolving legal
frameworks and best-practices to ensure
our I&D approach is aligned with global
expectations and is legally compliant.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	224

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Occupational health and safety

Our objective

We aim to provide injury-free and healthy working conditions for everyone on our premises by eliminating hazards, reducing safety risks and preventing occupational ill health.

Our scope

Our Attractive workplace for all approach
applies to the ASML group of companies.
Our EHS sub-topic covers everyone whose
workplace is controlled by ASML, including
all our employees and other on-site workers
not employed by us.

Targets and performance

Achieve a recordable incident rate of 0.96
or below by 20251

0	0.2	0.4	0.6	0.8	1.0	1.2
2024

2025

Not achieved	2025 target: 0.96
In 2025, our recordable incident rate was
1.10. Despite not meeting our target of 0.961,
which represents world-class performance,
we did see a decline in our incident rate of
0.04 compared to the 2024 figure of 1.141.
We continue to take actions to improve
safety in our technology and systems, and
in our culture. In 2025, we did not encounter
any work-related fatalities on-site.
Having not reached our 2025 target, we
intend to continue progressing our OHS
efforts, with the current target remaining
in place until 2030.

Our actions and resources

We mitigate our health and safety impacts and
risks through our EHS management system,
which is consistently enhanced via yearly
roadmaps. In 2025, we continued the
deployment of our EHS improvement roadmap.
Enhancing safety standards
With the aim to provide injury-free and healthy
working conditions for everyone, we clarified
our EHS principles:
•We minimize risks through design
processes, procedures and the
right protection.
•We stay informed on the rules,
complete the required trainings and
behave accordingly.
•We speak up whenever we see
unsafe situations.
•We stop work if we feel unsafe and resume
work once a safe way of working is identified.
•We report unsafe situations and incidents,
investigate them and take actions to
prevent them from recurring.
To foster a culture of safety – and to improve
it – we will encourage safe behavior by
promoting these principles with a series of
awareness campaigns, and through inclusion
in the EHS fundamentals training.
We also updated the standards and
protocols for industrial hygiene, personal
protective equipment, training and working
at heights. We have aligned our working at
height standard to global requirements, to
provide further clarification and global
standardization.
Enabling continuous learning
Training plays an important role in
fostering EHS competence, awareness
and performance. The EHS College enables
continuous individual and collective learning
through on-the-job and e-learning across
different disciplines.
In 2025, the newly developed ‘fundamentals’
training was released to all employees to
keep our people updated on the most recent
practices and expectations. In addition we
continued the EHS cleanroom fundamentals,
helping employees stay safe in
cleanroom environments.
Managing health and safety risks
We perform risk assessments on hazardous
substances and ergonomic and physical
hazards. If risks are above the acceptable
limit, we assess what actions need to be
taken to reduce and manage them.
In 2025 we continued our industrial hygiene
program – which includes exposure to noise,
hazardous substances and physical workload.
Advancing safety maturity
Every three years, we assess our safety
maturity – and, in 2025, conducted our re-
assessment. Employees in scope completed
the survey and in certain locations additional
deep-dive analyses were undertaken.
We observed a broad range of safety
maturity levels across the company and
within regions. Tailored roadmaps have been
developed to help each location advance
toward a more independent safety culture.
Based on an EHS deep-dive incident
analysis, we identified that five safety rules
have the greatest potential to prevent serious
injuries and fatalities in our operations. These
life-saving rules have been included in our
2025 mandatory refresher training. It is vital
that everyone working at ASML knows and
understands them:
1.Verify isolation and lockout before
beginning work – hazards are isolated,
contained and tagged-out before work
can continue.
2.Get authorization before entering a
confined space – permit restricting access
to confined spaces to ensure the area is
safe and safety protocols are in place
before entering.
3.Take precautions while moving heavy loads
– adherence to load and heavy equipment
protocols and permits.
4.Protect yourself while working at heights –
adherence to working-at-height protocols.
5.Drive safely – prohibiting multi-person calls
while driving to reduce possible distraction
and increasing ability to quickly respond to
changing traffic conditions.
Resources
We dedicated 294 FTEs to our global
EHS team.

Looking ahead

In 2026, to reduce our recordable incident
rate, we will continue implementing our EHS
improvement roadmaps – including a focus
on driving our updated safety principles
through awareness campaigns and trainings.
1.We have changed the preparation of the Recordable incident rate and have updated our comparative figures accordingly. Read more in Sustainability statements – Social – Attractive workplace for all: additional disclosures – Methodology on targets

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	225

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Labor conditions

Our objective

We aim to provide fair labor conditions and social protection for all workers, regardless of their location and contract types.

Our scope
Our Attractive workplace for all approach
applies to all employees within the ASML
group of companies. In some cases, its
scope extends to non-employees.

Targets and performance
By 2025, 100% of employees earn above
the adequate wage benchmark

0%	20%	40%	60%	80%	100%
2024

2025

Achieved	2025 Target: 100%

n/a
This was a new target set for 2025 with a
2024 baseline figure of 100%. In 2025, all
of our employees earned above the adequate
wage benchmark, reaching our target. Our
adequate wage benchmark represents the
higher of living wage and minimum wage
levels in each location.
Having reached our 2025 target, we
continue to remain committed to paying
our employees a fair wage aligned to best
practices for living wages, the current
target will remain in place for 2026.

Our actions and resources

In addition to our ERM framework that
includes compliance risks relative to with
local labor laws, we have robust processes
for engaging with our employees, workers
representatives, works councils and unions
to set fair terms and conditions of
employment for our employees.
Read more in Sustainability statements – Social –
Attractive workplace for all – How we are managing
attractive workplace for all – Process for engaging
We have also incorporated a human rights
due diligence process in support of the
principles laid down in the United Nations
Guiding Principles on Business and
Human Rights.
Read more in Sustainability statements – General
disclosures – Environmental and human rights
due diligence
Fair wage assessments
Further to annual competitive wage and
adequate wage assessments, we are
preparing to comply with the reporting
and other pay transparency requirements
in line with the EU Pay Transparency Directive
and relevant local legislations, including
engaging with our works councils on this
topic. Furthermore, we have conducted pay
equity assessments across all our employees
globally, including the US and Asian countries
to ensure we are paying men and women
equally for equal work – irrespective of the
presence of local legislation on the matter.
Resources
We dedicated 34 FTEs to our Rewards team.

Looking ahead
In 2026, we intend to continue with our
efforts to engage with our works councils
and unions on important topics, and to be
compliant with local labor laws – with particular
focus on the changes in our Technology and
IT organizations and preparations to comply
with reporting and other pay transparency
requirements, including the EU Pay
Transparency Directive, coming into effect.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	226

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Well-being

Our objective

We aim to integrate well-being into daily work practices, supporting employees in maintaining a healthy, balanced, and productive life.

Our scope
Our Attractive workplace for all approach
applies to all employees within the ASML
group of companies. In some cases, its
scope extends to non-employees.

Targets and performance

By 2025, be within 2 percentage points
of (or higher than) the benchmark well-
being score achieved by the top 25%
of companies

-3%	-2%	-1%	0%	1%	2%
2024

2025

Achieved	2025 target: Within 2 pp of (or higher than) the top 25% of companies

n/a
In 2025, we achieved our target with our
three-year rolling average well-being score of
79.9% – we measured 0.7 pp above the top
25% external global benchmark of 79.2%,
also representative of a three-year rolling
average. This was a new target set for 2025.
Despite setting a target which fluctuates
yearly relative to external performance, we
determine our baseline on our 2024
performance at 81.2%.
Having reached our 2025 target, we continue
our efforts on improving employee well-
being. To support this our current target
linked to top performance, will remain in
place for 2026.

Our actions and resources
The primary challenge we face is
encouraging employees to consistently
prioritize well-being in their daily work,
particularly during periods of high intensity.
In 2025, we focused on the key themes
highlighted in our 2024 employee survey, on
stress, energy and work-life balance. We
enhanced our well-being initiatives to focus
on stress resilience and energy management
by prompting employees to integrate regular
recharging habits into their routines to
support work-life balance and sustain
high performance:
•‘Mindful January’: Three weeks of
mindfulness practice to help build the
habit of caring for one’s mental health.
•Well-being educational events: A series
of lectures, workshops and activities
throughout the year, centered on feeling
energized at work.
•Global Well-Being Month: The month of
June is aimed at raising awareness of and
promoting well-being, including a calendar
of well-being behaviors for the month.
•World Mental Health Day: A full-day
event with 12 hours of online talks by
thought leaders, attended live by 1,500
(2024: 1,336) employees, with recordings
made available afterwards.
•Well-being support for managers: New
masterclasses and guidelines integrated
into leadership development programs to
promote role-model behavior and support
team well-being.
•Well-being ambassadors: We have
over 470 (2024: 388) employees promoting
well-being across our organization as well-
being ambassadors. In 2025, we have
professionalized the network, by introducing
a standardized role framework, that
clearly defines one core role for all
ambassadors – and three optional roles
for deeper involvement. Combined with
regular community-building, a centralized
resource hub, and structured onboarding,
these steps have made the network more
effective and cohesive.
•Well-being networks: Established
networks, supporting employee groups
with specific needs such as menopause,
disabilities and neurodiversity.
•Well-being scorecard: We developed
a scorecard comprising internal and
external data points to analyze trends
and risks, and to track effectiveness of
well-being interventions.
•Well-being interventions: Based on
insights gathered from the well-being
scorecard and deep-dive analysis of the
employee engagement survey results, we
identified groups of employees whose well-
being needs improvement. We actively
support these teams to shape well-being
journeys tailored to their specific needs and
circumstances – documenting this in action
plans and monitoring through follow-up
sessions in close collaboration with
employee engagement managers and HR.
Having listened to our employees and placing
focus on areas that contribute to improved
employee well-being over 2025, our
expectation is that our employee awareness
of these efforts will manifest in improved
scores on well-being questions in the
employee engagement survey, increased use
of well-being resources, greater participation
in well-being events and reduced attrition
and illness-related absenteeism.
Additional well-being activities:
•Gift matching and volunteering to support
causes close to employees’ hearts.
Read more in Sustainability statements – Valued
Partner in our communities – How we are managing
valued partner in our communities
•Employee networks serving as a platform
open to all employees for sharing similar
experiences to connect and support
one another.
Read more in Strategic report – Our business –
Engaged stakeholders – Employees
•Sponsoring employee sports clubs,
coaching and mentoring to promote a
balanced and healthy lifestyle.
Resources
We dedicated four FTEs to coordinating and
tracking our well-being program. This does
not include partially allocated FTE resources
required to execute well-being activities.

Looking ahead
In 2026, we continue to improve our well-
being program, with particular focus on the
implications of the announced changes to
our Technology and IT organizations.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	227

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Well-being (continued)

Global Well-Being Month
In June 2025, we hosted our
annual Global Well-Being Month,
themed "Your energy matters:
Keeping our personal
batteries charged”.
This initiative aimed to help employees
manage their energy and well-being through
various talks and interactive sessions
across ASML regions. It was a response
to our annual survey – in which employees
expressed a desire for more energy at work
– aligning with our company’s goals of
fostering a supportive, productive
environment and emphasizing care and
sustainable well-being practices. The
project’s goal was to spark communication
and awareness around well-being and
spread knowledge about current offerings,
resources and support. By participating,
employees learned ways to feel more
energized, focused, creative and connected.
Programs and participants
Global Well-Being Month saw 9,391
enrollments engaging in 291 programs and
events, both online and on-site. Among the
attendees were Brendan Cody (Netherlands,
Project Management), Martina Fang (China,
HR&O) and TJ Schumacher (US, Operations).
For Brendan, the initiative emphasized the
importance of self-care, reminding everyone
to look after their mental health and to
recharge. Participating in the event helped
him gain knowledge about energy
“I adopted new habits like rejoining
the gym, listening to music and
increasing social contacts, all of
which have boosted my energy.
By making these micro-changes,
I’m happier and more energetic
at work and at home. As a result,
I’m more resilient during difficult
or stressful times.”
Brendan Cody
Project Management Officer
management from experts, which is crucial in
his high-pressure work environment. Brendan
explains: “I adopted new habits like rejoining
the gym, listening to music and increasing
social contacts, all of which have boosted my
energy. By making these micro-changes, I’m
happier and more energetic at work and at
home. As a result, I’m more resilient during
difficult or stressful times.”
According to Martina, the initiative helped
her realize that investing in her well-being
is never too late. It was inspiring to connect
with those who share the same passion for
energy management. She has incorporated
regular exercise like Pilates and at least
seven hours of sleep into her daily routine.
Martina explains: “These new habits help
me recharge, enhancing my individual
energy level and overall productivity.
The experience has influenced my focus,
creativity and collaboration at work, and
I’m committed to spreading my well-being
knowledge and organizing activities to
strengthen connections with colleagues through
shared healthy lifestyle practices. For the China
team, we even organized a 15-day check in to
reflect, assess progress and share additional
well-being tips through short videos.”
After taking part in the program, TJ explains,
“Well-being encompasses both physical and
mental health, and it is essential to find ways
to connect with others who share the same
passion. I realized the importance of mind-
body connections. Taking even a few
minutes for well-being can have a significant
impact. For example, frequent micro-breaks
to step away from your desk and walk helped
recharge my battery and improved my focus
and creativity and overall performance.”
Global Well-Being Month reflected our
Care value, fundamental to building an
exceptional workplace. By focusing on
energy management and fostering a
supportive environment, ASML empowered
employees and leaders at all levels to
promote and support well-being – creating
a sustainable, productive workforce.
The initiative addressed the immediate
needs of employees and laid the foundation
for long-term well-being practices that
benefit the entire organization.
“These new habits help
me recharge, enhancing my
individual energy level and overall
productivity. The experience has
influenced my focus, creativity
and collaboration at work, and I’m
committed to spreading my well-
being knowledge and organizing
activities to strengthen connections
with colleagues through shared
healthy lifestyle practices.”
Martina Fang
HR Business Partner
“Well-being encompasses both physical and mental health, and it is essential to find ways to connect with others who share the same passion.
I realized the importance of mind-body connections. Taking even a few minutes for well-being can have a significant impact. For example, frequent micro-breaks to step away from your desk and walk helped recharge my battery and improved my focus and creativity and overall performance.”
TJ Schumacher
US Operations

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	228

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table
Characteristics of our employees

Topic	Description	2024	2025
Total number of employees – headcount by gender (as of December 31)	Male	34,454	34,844
	Female	8,899	9,270
	Other	38	57
	Not reported	4	4
	Total number of employees	43,395	44,175

Topic	Description	2024	2025
Number of employees by significant employment country or jurisdiction (representing >10% total employees) (headcount as of December 31)	The Netherlands	23,194	23,707
	Taiwan	4,572	4,548
	United States	8,310	8,242

Topic	Description	Female	Male	Other	Not disclosed	Total 2024
Total number of permanent and temporary employees by gender (headcount as of December 31)	Permanent employees	8,212	32,216	32	4	40,464
	Temporary employees	687	2,238	6	0	2,931
	Total employees	8,899	34,454	38	4	43,395

Topic	Description	Female	Male	Other	Not disclosed	Total 2025
Total number of permanent and temporary employees by gender (headcount as of December 31)	Permanent employees	8,672	32,960	50	4	41,686
	Temporary employees	598	1,884	7	0	2,489
	Total employees	9,270	34,844	57	4	44,175

Topic	Description	2024	2025
Reconciliation of the total number of employees per ESRS to number of employees reported in the Consolidated financial statements (as of December 31)	Total number of payroll and temporary employees reported in the Consolidated financial statements (Note 18) (in FTE)	44,027	44,209
	Less: Temporary employees reported in the Consolidated financial statements (Note 18) (non-employees as defined by ESRS) (in FTE)	1,241	689
	Total number of payroll employees reported in the Consolidated financial statements (Note 18) (in FTE)	42,786	43,520
	Total number of payroll employees reported in the Consolidated financial statements – converted to headcount unit of measure (in headcount)	43,395	44,175
	Number of employees as defined by ESRS (in headcount)	43,395	44,175

Topic	Description	2024	2025
Employee turnover (For the period January 1 to December 31)[1]	Employee turnover (in headcount)	1,652	1,847
	Employee turnover rate	3.9%	4.2%
1.We have redefined our calculation of ‘employee turnover’ and revised our comparative figures accordingly. Read more in Sustainability statements – Social – Attractive workplace for all: Additional disclosures – Methodology on metrics

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	229

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Collective bargaining coverage and social dialogue

Topic	Description	2024	2025
Percentage of total employees covered by collective bargaining agreements (as of December 31)	Employees covered by collective bargaining agreements	61%	62%

Topic				2024			2025
The percentage of its total employees
within significant countries within the
EEA or significant regions outside the
EEA, covered by collective bargaining
agreements and/or workers,
representatives
(as of December 31, 2024 and 2025)
		Collective bargaining coverage		Social dialogue	Collective bargaining coverage		Social dialogue
		Employees – EEA (for countries with >50 empl. representing >10% total empl.)	Employees – non- EEA (for regions with >50 empl. representing >10% total empl.)	Workplace representation (EEA only) (for countries with >50 empl. representing >10% total empl.)[1]	Employees – EEA (for countries with >50 empl. representing >10% total empl.)	Employees – non- EEA (for regions with >50 empl. representing >10% total empl.)[1]	Workplace representation (EEA only) (for countries with >50 empl. representing >10% total empl.)[1]
Coverage rate
	0–19%		North America			North America
	20–39%		Asia			Asia
40–59%
60–79%
	80–100%	The Netherlands		The Netherlands	The Netherlands		The Netherlands
1.ASML has no existing agreements with a European works council (EWC), a Societas Europaea (SE) works council or a Societas Cooperativa Europaea (SCE) works council.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	230

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Diversity metrics

Topic	Description	2024		2025
Gender distribution at top management level (in percentage and headcount as of December 31)	Male	88%	318	85%	340
	Female	12%	44	15%	59
	Other	0%	1	0%	1
	Not reported	0%	0	0%	0
	Total employees at top management level	100%	363	100%	400

Topic	Description	2024	2025
Age distribution of employees (in headcount as of December 31)	under 30 years old	8,130	6,998
	30–50 years old	28,072	29,626
	over 50 years old	7,193	7,551
	Total employees	43,395	44,175
Adequate wages
All employees earn above our adequate wage benchmark (higher of living wage and minimum wage).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	231

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Training and skills development metrics

Topic	Description	2024	2025
Percentage of employees that completed an annual performance and career development review against the total number of employees by gender	Male	94%	95%
	Female	93%	94%
	Other	76%	98%
	Not reported	100%	100%
	Total	94%	95%

Topic	Description	2024	2025
Percentage of employees that completed an annual performance and career development review against the total number of employees eligible for a review by gender	Male	96%	96%
	Female	96%	96%
	Other	97%	98%
	Not reported	100%	100%
	Total	96%	96%

Topic	Description	2024	2025
Average number of training hours per employee	Average number of training hours per employee headcount	41	40

Topic	Description	2024	2025
Average number of training hours per employee headcount by gender	Male	42	41
	Female	35	35
	Other	9	4
	Not reported	60	87

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	232

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Health and safety metrics

Topic	Description	2024	2025
Percentage of employees covered by our health and safety management system	Employees covered by our health and safety management system	100%	100%

Topic	Description	2024	2025
Number of work-related fatalities as a result of injuries	Employee fatalities as a result of work-related injuries	0	0
	Non-employee fatalities as a result of work-related injuries	0	0
	Other worker fatalities on-site as a result of work-related injuries	0	0

Topic	Description	2024	2025
Total number and rate of employee recordable work-related accidents	Number of employee recordable work-related injuries	77	76
	Rate of employee recordable work-related injuries	1.11	1.05

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	233

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Metrics table (continued)
Remuneration metrics (pay gap and total remuneration)

Topic	Description	2024	2025
Gender pay gap	Gender pay gap percentage	10.2%	9.3%
We report our gender pay gap in accordance with ESRS. This metric is determined as the difference of average gross hourly pay levels between female and male employees, expressed as a percentage of the average gross hourly pay level of male employees. The gender pay gap calculation as described in the additional disclosures for S1-16 Remuneration metrics refers to the ‘unadjusted’ pay gap. This means that while we provided raw statistics around this topic, it does not account for objective factors for pay differences such as job level, performance, location, job family or tenure. Consequently, we cannot attribute the pay gap with pay equity issues per se.
Our average hourly pay gap for 2025 stands at 9.3% which is 0.9% lower than that of 2024 (10.2%). We believe this result was driven by an increase in the concentration of women in higher-earning roles, specifically in stronger economic locations, combined with a favorable movement in the average exchange rates observed for some of these locations. The combined effect resulted in a 6.6% increase in the average gross hourly pay of women versus the 5.5% for men, compared to 2024.
The main driver of the reported gender pay gap remains the underrepresentation of female employees in higher paying roles (generally more senior positions). There is a higher proportion of men across all levels of the organization (79%
(2024: 79% men, 21% (2024: 21%) women) with the highest proportion in senior management (84% (2024: 88%) men, 16% (2024:12%) women). Roles within senior management typically command higher market salaries and opportunities for larger financial incentives. In contrast, there is a high proportion of women in lower employee bands.
Companies such as ASML, that operate within the technology industry, have traditionally faced challenges attracting women due to their underrepresentation in the STEM talent pool itself. We continue to invest in the promotion of STEM subjects in primary and secondary school levels and will continue to do so to help further diversify the talent pool. Read more in Sustainability statements – Social – Valued partner in our communities – Investing in STEM education. We have also set targets to increase the representation of female employees overall and in leadership positions specifically. Read more in Sustainability statements – Social – Attractive workplace for all – Inclusion and diversity.
Additionally, we intend to further evaluate and assess pay and to consider objective factors that can impact an employee’s pay. We aim to close unjustified pay differences between men and women, if any are identified, adhering to local legislation at a minimum. We are preparing for compliance with the EU Pay Transparency Directive and have taken steps intended to support our readiness for this.

Topic	Description	2024	2025
Annual total remuneration ratio	Annual total remuneration ratio	43	53
This ratio is reported on our global operations in accordance with the ESRS and therefore subject to currency volatility and purchasing-power differences between countries. The increase in our reported ratio is mainly driven by the remuneration of the CEO compared to 2024. Read more in Corporate governance – Remuneration Report – Remuneration at a glance
We aim to attract, retain and motivate highly educated talent who are critical to deliver upon our strategy and growth ambitions. In pursuit of this ambition, we continually monitor the competitiveness of our remuneration packages.
Therefore, our annual total remuneration ratio is influenced by external market trends across the world.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	234

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Additional disclosures
N

Methodology on targets
This section outlines the methodology used to
define and measure our Attractive workplace for
all targets, that have been set taking into account
insights gathered from employees and/or
employee representatives.
2025 and 2024 performance measured against
targets includes all employees unless otherwise
stated. Baseline figures prior to 2024  (with
exception of our results on the annual
engagement survey) exclude ASML Berlin GmbH
employees due to consolidated numbers not
being available at the time of setting these targets.
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
We measure our employer brand to monitor how
well we are known and rated as an employer by
external audiences and potential employees.
In 2024, Universum discontinued its syndicated
report for Taiwan. Therefore, to obtain comparable
data, a custom Universum survey for both students
and professionals was conducted in 2025.
Similarly, in 2025, Universum discontinued its
syndicated report for China – although we
obtained a customer survey, the data was not
comparable.
Targets are monitored and adjusted based on
discussions with Universum and our regional
teams as to what is feasible, as well as through
benchmarking against competitor companies in
each market.
Survey outcomes are used to determine our
focus in terms of employer brand strategy and
communications for the upcoming period, and
whether target levels should be recalibrated.
By 2025, be within 2 percentage points of (or higher
than) the benchmark employee engagement score
achieved by the top 25% of companies
Every year we ask employees to complete
our employee engagement survey. We use a
validated survey from an external provider, with
the employee engagement score derived from
a subset of five questions.
The scope of the survey and the target covers all
employees and the ‘N1-conversion’ category of
non-employees, who have worked at ASML for
at least three months prior to taking our annual
employee engagement survey.
We want to compare ourselves and grow
toward the top-performer category. Our three-
year rolling average engagement score is to be
within two percentage points of (or higher than)
the benchmark set by the top 25% of companies.
The top performing benchmark is a three-year
rolling average of the 75th-percentile favorable
scores achieved by companies partaking in the
survey globally.
Have an attrition rate of <7% by 2025
Our annual attrition rate is calculated as a monthly
average across the reporting period. The monthly
attrition rate is calculated as a percentage of
the number of FTEs that left ASML during each
month, compared to the total number of FTEs
at the end of that month, multiplied by 100.
The calculation basis for this target differs from
the ESRS-required ‘turnover’ metric – that is
based on headcount.
Learning and development
By 2025, 80% of all employees should have at
least one development item (in progress) in their
development plan
This target covers employees who have at least
one development item that has a ‘last updated’
status within the past 12 months, divided by the
number of employees. Measurement is taken at
the end of the annual Develop & Perform
program (March).
The scope of this target covers all employees
excluding ASML Berlin GmbH.
This target is based on historical performance
and the ambition to improve, considering what is
feasible – given that new hires generally need
some time to define development goals.
Achieve a learning satisfaction score of 80% or
higher for 2025
This score reflects the percentage of trainings
rated as favorable by participating employees
and non-employees for the period.
Inclusion and diversity
Achieve 24% inflow of women (all job grades) by 2025
This target is based on all new-hire women
employees (including re-hires) that have joined
ASML during the reporting year. This does not
include internal moves or transfers, nor does it
include non-employees converting to employees.
Actual performance is determined by the
percentage of all female employees who joined
ASML, compared to the total number of joiners
during the reporting period in FTE. Our US
employees are excluded from our 2025 reporting
to comply with the US EO that took effect in
2025. Comparatives remain unadjusted.
Achieve 24% inflow (external hires only) of women to
middle management and above (job grades 9+) by 2025
This target is based on all new-hire women
employees (including re-hires) that have joined
ASML in middle management roles and above
during the reporting year. This does not include
internal moves or transfers, nor does it include
non-employees converting to employees.
Actual performance is determined by the
percentage of all female employees who joined
ASML in job grades 9+, compared to the total
number of joiners to job grades 9+ during the
reporting period in headcount. Our US employees
are excluded from our 2025 reporting to comply
with the US EO that took effect in 2025.
Comparatives remain unadjusted.
Achieve 14% representation of women in senior
leadership roles (job grades 13+) by 2026
This target is based on all employees in senior
leadership roles (job grade 13+) as at the end
of the reporting period.
Actual performance is determined by
the percentage of female FTEs in job grade 13+,
compared to the total FTEs in job grade 13+ on
the last day of the reporting period. Our US
employees are excluded from our 2025 reporting
to comply with the US EO that took effect in
2025. Comparatives remain unadjusted.
The scope and calculation basis for this
target differs from the ESRS-required ‘gender
distribution at top management’ metric – which
is reported using headcount and includes ASML’s
employees worldwide.
By 2025, be within 3 percentage points of (or higher
than) the benchmark inclusion score achieved by the
top 25% of companies
This target is based on our annual employee
engagement survey and derived from a subset
of eight inclusion-related questions. Our three-
year rolling average inclusion score is to be within
three percentage points of (or higher than) the
benchmark set by the top 25% of companies.
The top performing benchmark is a three-year
rolling average of the 75th-percentile favorable
scores achieved by companies partaking in the
survey globally.
The scope of the survey and the target is all
employees and ‘N1-conversion’ category of
non-employees, who have worked at ASML for
at least three months prior to taking our annual
employee engagement survey.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	235

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Additional disclosures (continued)
Occupational health and safety
Achieve a recordable incident rate of 0.96 or below,
by 2025
Our target is based on industry world-class
performance, using OSHA (U.S. Occupational
Safety and Health Administration) recordable
work-related incident cases applicable at the time
the target was set. Performance measured
against target includes all employees and N1-
conversion (non-employees).
Following the change set out below, differences
in definition and scope continue to remain
between our entity specific metric ‘Recordable
incident rate’ and the ESRS metric ‘Employee
recordable work-related injuries’ (number and
rate) that we also report on:
•In the Recordable incident rate the OSHA
definition of ‘work-related’ is followed, while the
ESRS guidance is applied to Employee
recordable work-related injuries.
•In the Recordable incident rate all recordable
work-related incident cases (including ill health
and injuries) are included as defined by OSHA,
while only recordable work-related ‘injuries’ are
included in the Employee recordable work-
related injuries.
•In the Recordable incident rate, all employees
as well as N1-conversion (non-employees) are
included, while only employees are included in
the Employee recordable work-related injuries.
Change in preparation: Recordable incident rate
In 2025, we converted our unit of measure from
incident cases per 200,000 hours worked (2,000
standard annual hours worked per FTE for every
100 FTEs) per OSHA guidelines to the estimate of
annual hours worked per FTE for every 500 FTEs.
This conversion was made to better align to the
S1-14 ESRS reported Employee recordable work-
related injuries rate and to support clearer
interpretation by stakeholders where reported
rates differ.
With this, the target incident rate of 0.16 converts
to 0.96. Similarly, the 2024 comparative incident
rate of 0.19 converts to 1.14. Due to the lack of
availability of 2022 data to calculate the estimated
number of hours worked, we are not able to
convert the baseline of 0.18.
Labor conditions
By 2025, 100% of employees earn above the adequate
wage benchmark
Methodology for this target is based on the
S1-10 Adequate wages metric reporting.
Well-being
By 2025, be within 2 percentage points of (or higher
than) the benchmark well-being score achieved by the
top 25% of companies
This target is based on our annual employee
engagement survey. The well-being score is
derived from a subset of eight related questions.
Our three-year rolling average well-being score is
within two percentage points of (or higher than)
the benchmark set by the top 25% of companies.
The top performing benchmark is a three-year
rolling average of the 75th-percentile favorable
scores achieved by companies partaking in the
survey globally.
The scope of the survey and the target is all
employees and ‘N1-conversion’ category of non-
employees, who have worked at ASML for at
least three months prior to taking our annual
employee engagement survey.

Methodology on metrics
General methodology: Scope includes all
ASML employees worldwide. Reporting is
based on actual data registered on our workforce
databases unless otherwise stated by use of an
estimate. The number of employees has been
reported on a headcount basis as at the end of
the reporting period.
S1-6 Employee characteristics
Employees
The gender breakdown is based on gender
as self-specified by employees on our
workforce databases.
The definition of ‘employees’ and ‘temporary
employees’ applied in accordance with ESRS
differs to the definitions applied for reporting in
the Consolidated financial statements.
‘Temporary employees’ reported in the
Consolidated financial statements comprises
contractors or agency placements that meet
the definition of ‘non-employee’ under ESRS.
Turnover
Employee turnover is reported based on the
headcount of employees who leave ASML
voluntarily or due to dismissal, retirement or
death in service.
The rate of employee turnover for the period is
calculated on a headcount basis as a monthly
average across the reporting period.
Change in preparation: Turnover
In 2025, we redefined our scope to capture
dismissals occurring at the end of contract
duration. Accordingly, the comparative ‘Number
of employee turnover’ (increase of 174) and
‘Employee turnover rate’ (increase of 0.4%) have
been revised to ensure consistent and
comparable reporting.
S1-8 Collective bargaining coverage and
social dialogue
The coverage of collective bargaining agreements
has been determined based on the scope stipulated
in the respective collective bargaining agreements.
The employees covered by social dialogue
has been determined based on the number of
employees within our establishments where
works councils or employee representatives
have been duly elected.
S1-9 Diversity metrics
The gender distribution in number and percentage at
ASML’s top management level has been determined
in relation to top management as defined.
S1-10 Adequate wages
Adequate wage assessment: performed annually
at the end of the period for each location where
we operate. ASML’s lowest wage is compared to
the adequate wage benchmark for each location.
ASML lowest wage: ASML lowest wage consists
of the annual basic wage at an FTE basis and
fixed payments guaranteed to employees at the
time of the assessment.
Adequate wage benchmark: The adequate
wage benchmark is based on the higher of the
most recent minimum and living wage (lower-
bound guidance) thresholds per location, which
we considered as best-practice. The most recent
thresholds are sourced from a reputable
independent third party.
S1-13 Learning and development metrics
Performance and career development review:
As part of our Develop & Perform program,
employees receive an annual performance and
career development review as defined.
Employees not eligible for an annual performance
and career development review are: those with a
hire date on, or after, October 1; members of the
BoM; and those marked as ineligible by HR&O
due to long-term absence.
The percentage of employees with a performance
and career development review is reported in
proportion to both the total number of employees
and the number of employees eligible, by gender.
Average number of training hours per
employee and by gender methodology: The
average number of training hours per employee
(and by gender) is based on the number of
training hours completed and registered by
employees across our learning platforms.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	236

General disclosures	Environmental	Social	Governance
Attractive workplace for all: Additional disclosures (continued)
S1-14 Health and safety metrics
Percentage of employees covered by our
health and safety management system: The
percentage is determined in relation to employees
with access to and covered by our OHS
management system.
Number of employee, on-site non-employee
and other worker fatalities as a result of work-
related injuries: This is based on the number of
recordable work-related injuries that resulted in
death, as reported in our OHS management
system during the period.
Number of recordable work-related injuries
by employees: This is based on the number of
employee recordable work-related injuries, as
reported in our EHS management system during
the period.
Rate of recordable work-related injuries by
employees: This is determined based on the
number of employee recordable work-related
injuries divided by the estimated number of hours
worked by employees during the period,
multiplied by 1,000,000, to represent the number
of respective cases per one million hours worked.
Estimate of the number hours worked by
employees for the period: Due to the limitation
of internal data available on actually hours worked
by our employees, we have applied an estimated
based on the normal scheduled hours of work
per ASML location, taking into account paid
vacations, paid public holidays and sick leave.
S1-16 Remuneration metrics (pay gap and
annual total remuneration)
Annual remuneration: Annual remuneration
comprises all four components of ASML’s
Remuneration Policy: base salary; STI (cash
bonus); LTI (share-based incentive), and pension
and other benefits.
Annual remuneration represents FTE basis, in
local currency translated to the reporting currency
using the average exchange rates for the period.
This is not adjusted for purchasing-power
differences between countries.
Base salary comprises basic wage for 12 months
and guaranteed fixed payments.
STI (cash bonus) in the form of performance-
related plans is based on the employee’s job
grade, the type of bonus plan and the company/
individual performance. STI data used for ESRS
reporting is consistent with the Consolidated
financial statements accrual for the period without
applying a pro-rata for part of the year, in order to
reflect the annualized value.
Read more in Financial statements – Consolidated
financial statements – Notes to the Consolidated
financial statements – 18. Personnel expenses and
employee information
LTI (shared-based incentive) is an equity-based
bonus award that, when vested, results in shares
being granted to ASML employees during the
period. LTI data used for ESRS reporting is
consistent with the LTI expense for the period
reported in the Consolidated financial statements.
Read more in Financial statements – Consolidated
financial statements – Notes to the Consolidated
financial statements – 20. Share-based
compensation
Pension and other benefits: Consists of both
cash and in-kind benefits including cash allowances,
such as shift and car allowances, and in-kind
benefits such as use of a company car and
ASML-funded health insurance.
For the purpose of reporting these metrics, we
have excluded all one-off benefits such as relocation
allowances, severance and long-service awards
as well as inconsequential benefits, for example
meal allowances.
Gender pay gap: This metric is determined as
the difference of average gross hourly pay levels
between female and male employees, expressed
as a percentage of the average gross hourly pay
level of male employees.
The number of employees used in the calculations
represents all active employees, excluding those
that have been with the company for three months
or less at the end of the reporting period. For the
purpose of calculating the gender pay gap we
exclude employees falling within the ‘Other’ and
‘Non-disclosed’ gender categories.
The gross hourly pay level is determined by
dividing an employee’s annual remuneration by
the number of full-time scheduled hours of work
per ASML location.
The average gross hourly pay level of female and
male employees is determined separately.
Comparatives for two previous reporting periods
is not possible as the data and methodology
applied in reporting periods prior to 2024 are not
in accordance with ESRS. Therefore, comparatives
for only one previous period has been reported.
Annual total remuneration ratio: This ratio is
determined by dividing the annual remuneration
of the highest-paid employee by the median
annual remuneration (excluding the highest-paid
employee) for the period.
This metric differs to the Internal pay ratio disclosed
in our remuneration report in accordance with
the Dutch Corporate Governance Code. The
denominator used in calculation of the Internal
pay ratio is based on the average personnel
expenses per FTE, whereas the median annual
remuneration and headcount unit of measure is
applied for reporting under ESRS.
The annual remuneration of the highest-paid
individual is disclosed in our Remuneration report
and is used as the numerator in this calculation.
Read more in Corporate governance –
Remuneration report
Median annual total remuneration: The
median annual total remuneration for the period
is determined by taking the mid-point annual
remuneration of all active employees at the end
of the reporting period, excluding the highest-
paid employee and those that have been with
the company for three months or less as at the
end of the period.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	237

General disclosures	Environmental	Social	Governance
Responsible value chain
We aim to prevent, mitigate and manage adverse environmental and human rights impacts in our value chain
Why it matters

...for the planet

We believe that microchip-enabled digital technologies are among the most critical tools for societal advancement. At the same time, we understand that technological development presents environmental and human rights challenges within global value chains. The goods and services we purchase, the design choices we make and the products we sell are potentially linked to impacts on the environment and human rights. We conduct due diligence and work with suppliers and customers to implement responsible business practices for protecting the environment and respecting human rights.

...for ASML

We are dedicated to preventing and mitigating adverse environmental and human rights impacts in our value chain. This is also what customers, investors, employees and regulators expect from us. By committing to international environmental and human rights standards we work to meet stakeholder expectations, ensure compliance with regulations and build a resilient value chain.
Our approach aligns with our employees’ expectations regarding responsible business conduct, and contributes to the environmental and human rights objectives of our customers and suppliers. It also supports our shareholders’
desire to improve long-term sustainability performance and minimize business costs.

Key
On track / achieved
Off track / not achieved

Our 2025 progress

Responsible Business Alliance (RBA) self-assessment completed (in %)	Suppliers with overall high risk evaluated and follow- up agreed (in %)
90%	100%
2024: 91%	2024: 100%
2025 target: 90%	2025 target: 100%
Our sub-topics

Responsible product design	Responsible supply chain	Responsible product use

Mining and extraction
Processing
Transport
Manufacturing components
Transport
Labor agents and service providers
ASML operations and office buildings
Chip designers, chipmakers and device makers
Device production
End users and consumers
Transport

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	238

General disclosures	Environmental	Social	Governance
Responsible value chain (continued)

Key
Actual positive impact	Risk
Potential positive impact	Opportunity
Actual negative impact
Potential negative impact
Our material impacts, risks and opportunities relating to Responsible value chain.
Upstream
Own operations
Downstream

Potential impacts on human rights of supply chain workers in on-site facility services, electronics manufacturing and mining of minerals (Responsible supply chain)
Failure to comply with rules and regulations regarding conflict minerals (Responsible supply chain)

Potential impact on the health and safety of customer and partner employees while working on ASML systems, and associated risk if the impact materializes (Responsible product design)

Potential impacts on human rights of workers at customers and beyond inherent to the technology sector (Responsible product use)
Improved quality of life through access to technology and digital services (Responsible product use)
Potential impacts on society due to potential misuse of technology (Responsible product use)

Assess
and prioritize adverse impacts
2
6
Remediate
impacted stakeholders
1
Embed
in policies and
management
system
3
Prevent
mitigate and manage adverse impacts
Communicate
impacts and progress
5
Track
implementation and results
4

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	239

General disclosures	Environmental	Social	Governance
How we are managing responsible value chain

Levers for action

Our approach
We strive to identify, assess and prioritize the
most salient environmental and human rights
risks and impacts across our value chain,
from raw materials extraction to end of life
(EoL). A transparent value chain is essential
to identify risks and impacts at the earliest
stage possible, as we strive to prevent,
mitigate and remediate impacts linked to
our purchased goods and services and the
use of our products.
Through our relationships with customers
and direct suppliers, we identify, assess
and manage impacts and risks. We have
less visibility and influence regarding impacts
deeper upstream and downstream in our
value chain, but strive to identify higher-risk
sectors, geographies and value chains where
impacts occur – and seek ways to take a role
in appropriately addressing them.
Material topics
We have identified three material sub-topics
worldwide representing our scope of work:
•Responsible product design
•Responsible supply chain
•Responsible product use
Our six-step due diligence
framework defines how ASML
identifies, prevents, mitigates and
accounts for actual and potential
impacts across its value chain.
Our environmental and human rights
due diligence framework is based on
the following six steps, as described in
the OECD Due Diligence Guidance for
Responsible Business Conduct.
1. Embed in policies and management
system
Our responsible value chain policy
outlines our commitments, principles and
requirements for managing environmental
and human rights risks and impacts across
our value chain – also referred to as
environmental and human rights due
diligence. This includes how we manage
such matters in relationships with our
customers, suppliers and other business
partners, and in our decision-
making processes.
As a member of the RBA, we have adopted
its Code of Conduct – a set of standards
relating to labor (human rights of all
workers), health and safety (minimizing the
incidence of work-related injury and illness),
environment and ethics. We expect our
suppliers to comply, too, and to cascade
this requirement to their own suppliers.
We take a risk-based approach to include
ESG requirements in supplier contracts and
communicate our expectations to suppliers
via various channels, including the ASML
Supplier Handbook, Conflict Minerals
Program and RBA Program, where relevant.
We regularly review and update our ESG
sustainability policies as operations, supply
chains and business relationships evolve,
based on our assessment of new impacts.
2. Assess and prioritize adverse impacts
We’re committed to making our value chain
more transparent, and regularly identify and
assess potential and actual environmental
and human rights impacts across our value
chain. This includes:
•Identifying and assessing impacts we
have caused through our operations or
have contributed to in direct business
relationships, and those linked to us
through purchased goods and services,
sold products and business relationships.
•Identifying and assessing general areas
where adverse impacts occur or might
occur, considering risk factors related to
geography, sector and materials.
•Identifying and assessing impacts linked
to specific direct and indirect business
partners based on entity-specific risk
factors and information.
•Identifying and assessing impacts linked
to materials used in product design and
purchased goods, based on material-
specific risk factors and information.
•Taking into account any known or
reasonably foreseeable circumstances
related to the use of ASML’s products
and services in accordance with intended
purpose, or under conditions of reasonably
foreseeable improper use or misuse.
•Engaging with stakeholders across our
value chain, or with their representatives,
to understand how they are or might
be impacted.
•Prioritizing adverse impacts for risk
prevention and mitigation, based on the
severity of actual impacts and the severity
and likelihood of potential impacts.
3. Prevent, mitigate and manage
adverse impacts
We strive to avoid causing or contributing
to negative impacts on the environment
and human rights, addressing such
impacts when they occur. In situations
where adverse impacts are linked to ASML
through purchased goods and services,
products and business relationships, we
seek ways to take a role in addressing
them. The nature and extent of due
diligence depends on the severity and
likelihood of an impact, as well as our
involvement, leverage, and ability to
effect change in the situation.
Responsible product design
We recognize that design decisions and
material choices in our products – as well
as their use and manufacturing thereof –
can impact the environment and human
rights across our value chain. We are
committed to identifying, preventing,
and mitigating these impacts through
responsible product design practices.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	240

General disclosures	Environmental	Social	Governance
How we are managing responsible value chain (continued)

Levers for action (continued)
Our approach includes:
•Aiming to comply with all applicable laws
and regulations related to the use and
disposal of materials and components.
•Developing and maintaining an inventory
of high-risk materials used in our product
designs and those outsourced from
suppliers, based on assessments of
environmental and human rights impacts.
•Collaborating with suppliers, business
partners and industry initiatives to identify
the use of high-risk materials and jointly
pursue responsible alternatives.
•Choosing materials with lower impacts on
the environment and human rights,
redesigning parts and modules to reduce
material risks, and limiting or phasing-out
high-risk materials when technologically
feasible and commercially viable – and
when other measures are insufficient to
manage risks.
•Incorporating EoL considerations in
product design, enabling safe disassembly,
removal and responsible disposal of
components containing high-risk materials.
Responsible supply chain
We expect suppliers and other third parties
to uphold our standards for respecting
the environment and human rights, and
encourage others across the supply
chain to do the same.
We conduct due diligence to manage
impacts linked to direct and indirect
suppliers, including:
•Considering environmental and human
rights risks in selection of new suppliers,
and conducting risk-based screening of
suppliers prior to entering into
business relationships.
•Seeking contractual assurances regarding
environmental and human rights topics,
including a requirement for suppliers to
comply with the RBA Code of Conduct
and relevant legislation.
•Providing guidance, support and training
opportunities to help suppliers improve
their due diligence capabilities.
•Monitoring suppliers to ensure they
consistently meet ASML’s standards, and
tracking development of environmental
and human rights risks and impacts.
•Managing risks and impacts by
investigating high-risk findings and
adverse impacts, and requesting that
suppliers develop preventive and
corrective action plans where needed.
•Disengaging from business relationships
after failed attempts at mitigation, or
where mitigation does not seem feasible –
taking into account whether terminating a
business relationship would in itself have
adverse environmental or human
rights impacts.
•Engaging in industry-wide collaborative
efforts to implement due diligence
standards and address environmental
and human rights risks and impacts.
4. Track implementation and results
We periodically review our own due
diligence processes – and those of our
business relationships – to ensure effective
implementation, to drive continuous
improvement and to track whether responses
to risks and adverse impacts are adequate.
To enable value chain workers to raise
human rights concerns, we maintain an
accessible grievance mechanism – our
Speak Up Service – which is available to
everyone. It allows concerns to be raised
anonymously and without fear of retaliation.
We also encourage our suppliers and
business partners to maintain or participate
in effective grievance mechanisms that
ensure their employees and other affected
individuals can report issues safely and
confidentially. To assess whether workers
are aware of and trust these mechanisms,
we include related questions in our ESG
questionnaires and address the topic during
supplier conversations, audits, and on-site
checks, focusing on the accessibility and
effectiveness of the grievance channels.
5. Communicate impacts and progress
We communicate relevant information on
due diligence policies, processes and
outcomes via:
•Reporting on environmental and human
rights due diligence in line with
applicable standards.
•Publishing easily accessible, appropriate
information on our website and at sites.
•Communicating relevant information to
impacted or potentially impacted rights
holders in a timely, culturally sensitive,
accessible manner.
Read more in Strategic report – Our business –
Engaged stakeholders
6. Remediate impacted stakeholders
Employees, business partners and any
third party can raise questions and concerns
regarding potential Code of Conduct
violations – including environmental and
human rights impacts – with designated
ASML representatives, the Ethics Office,
or via our Speak Up Service.
Speak Up is available for all affected
stakeholders, including workers across our
value chain and other individuals whose
rights may be negatively impacted by our
business, as well as human rights interest
groups and trade unions.
Read more in our Speak Up and Non-retaliation
Policy available at asml.com

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	241

General disclosures	Environmental	Social	Governance
How we are managing responsible value chain (continued)

Responsible product use

Just as we are committed to
protecting the environment
and respecting human rights,
we expect and encourage the
same from our customers.
Despite our efforts to conduct due
diligence, we do not always know – and
cannot control – which products our
customers and their own customers create
with the use of our products and services,
and cannot prevent all potential misuse.
However, we reserve the right to decline,
restrict or cease business in the event of
any violation of our responsible value chain
policy or our Human Rights Policy.

We recognize our wide-ranging
impact in society, contributing
to global digitalization and
transforming the ways in which
people live and work.
We believe that microchip-enabled digital
technologies are among the most critical
tools for societal advancement.
Driving this positive impact for society is
an integral part of our corporate vision and
business strategy, with related policies,
actions and targets embedded across our
operations and tracked for effectiveness.
At the same time, we understand that
technological development presents human
rights and environmental challenges within
global value chains.
One of the emerging environmental
challenges facing the world today is the
rapidly rising energy consumption of data
centers as a result of the growth of AI.
Addressing this issue will require more
efficient AI models and improved
semiconductors. If we do not act together
as an industry, emissions from semiconductor
production are forecasted to increase by a
a factor of four in 2030. This is a key
challenge that ASML and the entire industry
must face.
We continue to monitor our approach to
responsible product use.
Read more in Strategic report – Our business –
Our products and services

We conduct voluntary due diligence on our
customers by:
•Considering environmental and human
rights risks and impacts prior to entering
new business relationships.
•Seeking contractual assurances
regarding environmental and human
rights risks and impacts when relevant.
Read more in Strategic report – Our business –
Our marketplace

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	242

General disclosures	Environmental	Social	Governance
Responsible value chain: Responsible product design

Our objective

We aim to adopt responsible design
practices to prevent and mitigate potential
impacts from material choices, manufacturing,
and use of our products on human rights
and the environment across our value chain.

Our scope

The scope of this sub-topic covers
ASML’s product design. We recognize that
product design has an impact on sourcing,
manufacturing, delivery, and the safe use and
maintenance of our systems by customers
and partners.

Targets and performance

Currently, we have not set formal targets
for responsible product design. However, we
monitor KPIs to assess how well we integrate
responsibility into our design processes. This
includes tracking compliance with relevant
laws and regulations, most notably the EU
RoHS (Restriction of Hazardous Substances)
and REACH (Registration, Evaluation,
Authorisation and Restriction of Chemicals)
directives. This tracking helps us evaluate
our performance and identify areas for
continuous improvement.

Our actions and resources

How we manage product safety and
regulatory requirements
To help ensure our products and systems
comply with applicable regulations and
are safe, we focus on safety at every stage
of the product lifecycle: research, design,
development, production, transport,
installation, maintenance, upgrades
and decommissioning.
Our Global Product Safety and Regulatory
teams are part of Quality and Excellence, and
are accountable for our overall product safety
approach. To support safe design, we have
defined and implemented key risk areas and
associated product safety competencies in
line with the ISO 12100 standard in the
design of machinery. We have assigned
experts supporting individual projects to
include safety in the design process, and are
further extending our global expertise by
hiring country safety and regulatory experts.
Our Product Regulatory Committee,
chaired by the Head of Quality and Excellence,
sets safety policies and approves ways of
working. Our Safety and Regulatory Office
is tasked with tracking new product safety
legislation and standards, and monitoring
that our products are safe and compliant.
Our various regulatory boards are responsible
for decision-making on product safety and
regulations. Our strategy is to eliminate non-
compliance, monitoring compliance status
and risk mitigation.
Further to this, our Global Product Safety
and Regulatory organization maintains a
list of all relevant standards and regulations
relevant for product safety applicable to our
products and services. The Development and
Engineering organization defines the product
specifications, including the safety and
regulatory requirements. This includes
manufacturing, service and installation
instructions and procedures, and
requirements for suppliers.
Every product shipped that’s been developed
by ASML complies with SEMI S2 – the
Environmental, Health, and Safety Guideline
for Semiconductor Manufacturing
Equipment. We also specify as a general
guideline compliance to the machinery
directive, regardless of shipment destination.
Focus areas and activities for 2025 included:
•Increasing product safety in the
supply chain.
•Management of dangerous goods.
•Materials and substance compliance.
Resources
We have several teams working on the
safety of our products. The prevention
of harm to the environment and people
are closely inter-aligned, meaning it is not
possible to fully distinguish our resources
only for the objectives related to managing
our sustainability impacts and risks.

Looking ahead
Regulations, particularly environmental
ones, are expected to increase in 2026,
along with expanded reporting requirements
for chemicals in products. We experience
more frequent checks and mandatory
reporting from authorities, increasing
pressure on local compliance teams. As
a result, we aim to further strengthen our
local regulatory presence.
In the US, regulations are shifting from
federal to state levels, requiring increased
monitoring as customers operate across
multiple states. While the impact on us is
currently limited – since new restrictions
often target consumer products and the
semiconductor industry is usually exempt –
ongoing vigilance is required.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	243

General disclosures	Environmental	Social	Governance
Responsible value chain: Responsible supply chain

Our objective

Suppliers split by % spend
Suppliers split by number

We aim to build a transparent supply chain that respects human rights and the environment, promotes positive contributions to society, and actively prevents and addresses potential negative impacts.

Our scope
The scope of this sub-topic covers ASML’s
supply chain, from sourcing to delivery, and
applies across our global operations. Our
main focus is on our direct suppliers, who are
also in the best position to influence their
own supplier base. Our supply chain (see
diagram) covers our three main regions:
EMEA, North America and Asia.

ASML suppliers

We differentiate between our business-
critical, strategically important suppliers
and those in scope of the RBA Self-
Assessment Questionnaire (SAQ).
Business critical suppliers are responsible
for delivering a unique part and/or are
single-sourced, involve a switching time to
an alternative supplier of more than 12
weeks, or supply parts with long production
times. For those in scope of the RBA SAQ,
other factors are applied as our focus goes
beyond our own company – incorporating
environmental factors and human rights.

ASML suppliers
1,600 suppliers
1,350 suppliers
34%

Spend in 2025

272 business- critical suppliers generate 89% of product- related spend

153 business- critical suppliers generate 19% of non- product- related spend
€16.2bn
Total
47%
700 suppliers
1,450 suppliers

Product-related spend	72%
Non-product-related spend	28%
12%

Supplier base in 2025
The
Netherlands
EMEA
(excluding
The Netherlands)
North America
7%
Asia
5,100
Suppliers

Product-related suppliers	900
Non-product-related suppliers	4,200

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	244

General disclosures	Environmental	Social	Governance
Responsible value chain: Responsible supply chain (continued)

Targets and performance
We have two targets relating to the RBA SAQ:
Achieve 90% completion of the RBA SAQ
by all suppliers in scope by 2025

0%	20%	40%	60%	80%	100%
2024

2025

Achieved			2025 target: 90%

We asked a total of 180 in-scope suppliers to
complete the RBA SAQ in 2025 (2024: 147).
In general, the results show a low to medium
risk level in our supply base.
By the end of 2025, 90% of the suppliers
(2024: 91%) in scope had completed the
RBA SAQ. The base year for this target is
2020 (88% completion).
Having achieved our target of 90% – we plan
to continue progressing on our responsible
supply chain journey, with the current target
remaining in place until 2026.
Achieve 100% evaluation of – and agree
follow-up action with – our suppliers
identified by the RBA SAQ as having
overall high risk, by 2025

0%	20%	40%	60%	80%	100%
2024

2025

Achieved			2025 target: 100%

The RBA SAQ process did indicate high
risks related to (forced) labor, health and
safety, environment or ethics standards
for several suppliers.
All nine suppliers (2024: nine) with an overall
high-risk score were evaluated. High-risk
elements were investigated and, where
applicable, follow‑up actions were agreed
with our suppliers. Most were related to
‘forced-labor’ (for example, use of migrant
workers) and ‘health and safety’ (for example,
incidents resulting in injuries). We targeted
additional follow-up actions at suppliers with
one or more high-risk elements, regardless of
their overall score (for example, risks related
to the absence of sprinkler systems, lack of
worker representation or lack of greenhouse
gas reduction targets).
Engaging with these suppliers provided
greater clarity on the identified risks and their
context, and resolved misinterpretations of
SAQ questions. In some cases, further
investigation revealed that processes outside
the scope of the RBA SAQ were already in
place and effectively mitigated the flagged
risks. No formal remediation plans were
required. All suppliers identified for follow-
up that needed policy updates have either
implemented appropriate updates or
confirmed plans to do so.
The base year for this target is 2020 (100%
followed-up). Having achieved our target of
100% – we plan to continue progressing on
our responsible supply chain journey, with the
current target remaining in place until 2026.
Tracking our performance
We track our performance on our responsible
supply chain targets by engaging with suppliers
via email, meetings and dedicated engagement
sessions, where we communicate our actions
and drive progress. We collect feedback from
suppliers about the potential roadblocks or
improvements related to these initiatives,
and share our experience with them.
We do not currently engage directly with
workers, consumers or end-users, or affected
communities across the value chain. As part
of our human rights saliency assessment, we
conducted stakeholder engagement with
legitimate representatives and credible
proxies of these stakeholder groups.
Conflict minerals
Like many companies in the semiconductor
industry, we use minerals and metals including
tin, tungsten, tantalum and gold (also known
as 3TG or conflict minerals). We need 3TG
minerals to manufacture our products, and
our products need 3TG minerals to function –
mainly in the electronics and optics categories.
We use gold, for example, in coating critical
electronic connectors, and tin for welding
electronic components and creating EUV light.
We are committed to responsible sourcing
of materials and support international efforts
to ensure the mining and trading of minerals
from conflict-affected and high-risk areas
does not contribute to conditions of armed
conflict or human rights abuses. We base our
due diligence measures on our sourcing of
3TG minerals on the five-step framework set
by the OECD Due Diligence Guidance for
Responsible Supply Chains of Minerals from
Conflict-Affected and High-Risk Areas.
There are several tiers of suppliers between
ASML and any smelter of conflict minerals,
and even more tiers when tracing a mineral
back to the mines of origin. We use a system
of controls focused on smelters’ sourcing
practices and leveraging tools developed by
the Responsible Minerals Initiative (RMI) –
such as the Responsible Minerals Assurance
Process (RMAP) for third-party audits of
smelters’ conformance with standards for
responsible sourcing.
Due to incomplete information received from
our suppliers, we were unable to fully identify
the countries of origin and processing
facilities for all conflict minerals. However,
the result of our due diligence indicates that
some of the 3TG minerals that we use
originated in the Democratic Republic of
the Congo (DRC) and other conflict-affected
and high-risk areas.
To address this, we are requesting high-risk
smelters to be audited or removed from our
supply chains. We have also put additional
emphasis on data validation, smelter risk
assessment and engagement with suppliers.
In total, 317 suppliers were in-scope for our
due diligence for the year 2024 (2023: 329),
out of which 84 (2023: 46) did not provide us
with (valid) information. We identified 341
unique smelters (2023: 482), of which 210
(2023: 236) are RMAP-conformant and 3 are
RMAP-active, meaning they are engaged in
the RMAP but a conformance determination
has yet to be made. In 2025, we followed-up
with suppliers who had the most high-risk
smelters or refiners in their supply chain and
developed mitigation plans with them. We
intend to report on our 2025 due diligence in
the Conflict Minerals Report (Form SD) due to
the SEC on May 31, 2026 and in our Annual
Report 2026.
Read more in our Conflict Minerals Report
at www.asml.com

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	245

General disclosures	Environmental	Social	Governance
Responsible value chain: Responsible supply chain (continued)

Key elements of the RBA SAQ
Element	RBA commitment
Labor
To uphold the human rights of
all workers (direct and indirect)
and to treat them with dignity
and respect as understood by
the international community,
including the International
Labour Organization (ILO)’s
eight fundamental conventions.

Health and safety
To minimize the incidence of work-
related injury and illness, and to
ensure a safe and healthy working
environment. Communication and
education are essential in identifying
and solving health and safety
issues in the workplace.

Environment
Environmental responsibility
is integral to producing world-class
products and services. Adverse
effects on the environment, natural
resources and communities are to
be minimized, while safeguarding
the health and safety of the public.

Ethics
To meet social responsibilities and
achieve success in the industry,
the highest standards of ethics
should be upheld – including but
not limited to business integrity,
anti-bribery and corruption,
antitrust and competition, and
protecting privacy.

Members and participants are committed to establishing a management system to ensure:
•Compliance with applicable laws, regulations and customer requirements •Conformance with the code standards •Identification and mitigation of operational risks •Facilitation of continuous improvement

Our actions and resources
Each year, we request that high-risk
suppliers submit an RBA SAQ to validate
their compliance with the RBA Code of
Conduct and determine any potential gaps in
relation to its standards. This contributes to
identifying and assessing impacts, risks and
opportunities across the supply chain (step
two of our environmental and human rights
due diligence framework, as detailed in ‘How
we are managing responsible value chain’).
In 2025, we expanded the scope of suppliers
within our RBA monitoring program.
Our policy is to discuss all high-risk findings
with the supplier to evaluate the risk and
determine whether an improvement plan
is needed. When SAQ scores are high-risk,
we request that the supplier elaborates on
their responses and/or answers follow-up
questions. If the high risk remains after
further evaluation and clarification, we work
with the supplier to define an action plan.
During regular table meetings we track
and assess both the proportion of suppliers
who have completed the RBA SAQ and the
progress made on the high risks evaluated
and related follow-up activities.
We also assess supplier sustainability
aspects through on-site assessments
conducted under our Quality – Logistics –
Technology – Cost – Sustainability (QLTCS)
program, and actively follow up on gaps and
risks identified. We use learnings and findings
from the ‘Sustainability’ assessments to
further update our procurement policies.
During 2025 we conducted 114 audits (2024:
107). We also completed a due diligence
gap assessment and started executing our
roadmap to align our due diligence activities
with the requirements of upcoming
regulations, including the EU CSDDD.
Resources
The resources needed for this include our
annual RBA membership fee and FTEs
dedicated to the Strategic Sourcing and
Procurement and Risk and Business Assurance
& Security teams executing these activities.
Depending on the amount of follow-up needed
throughout the year, this results in approximately
four FTEs allocated to these actions.

Looking ahead
With significant new legislation on the horizon,
we are preparing to adapt our processes
accordingly. To strengthen our capabilities
regarding the management of a responsible
supply chain, including responsible minerals
sourcing, we are maturing our data collection
and processing – including the implementation
of an integrated support system. We will
continue to refine our contractual clauses to
secure formal commitments from suppliers,
ensuring respect for human rights and
environmental protection across our supply
chain. In addition, we will further enhance
our management of human rights and
environmental risks by embedding risk
assessments into the supplier onboarding
process via our Third Party Risk Management
system. These steps will help streamline
compliance, follow-up and risk management.
We continue monitoring our due diligence
practices with expected future requirements
of the EU CSDDD and the EU Batteries
Regulation and further develop capabilities
for managing forced-labor risks. We will build
on the results of the saliency assessment by
further identifying environmental impacts.

Methodology on targets

This section outlines the methodology
used to define and measure our targets
related to Responsible value chain.
Responsible supply chain
Achieve 90% completion of the RBA SAQ by all
suppliers in scope by 2025
We scope suppliers for self-assessment
based on (potential) impacts on the environment
and human rights, considering the sector
and country they operate in or services they
provide. We determine country and sector risk
using the RBA risk assessment platform, and
add on-site service providers, labor agents
and waste handlers to our scope as categories
that are inherently high risk. We also add
suppliers that were in scope last year, and
those for which ESG risks or impacts are
found via our ongoing screening of media
and other public sources.
Achieve 100% evaluation of – and agree follow-up
action with – our suppliers identified by the RBA
SAQ as having overall high risk, by 2025
We assess suppliers classified as overall high-
risk based on the RBA SAQ. This process
involves reviewing identified risks and
determining appropriate follow-up actions,
which may include requesting additional
information, adding contractual requirements,
conducting audits, or recommending third-
party training. We only count an assessment
as complete when the review of findings is
finalized and agreed actions are documented.
The scope of this target is limited to suppliers
for which an overall high risk is identified in
the RBA SAQ.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	246

General disclosures	Environmental	Social	Governance
Innovation ecosystem
We aim to build a thriving, multi-regional innovation ecosystem that helps solve some of humanity’s toughest challenges.
Why it matters

...for the planet

Building a strong foundation that benefits our partners and other companies, organizations and neighboring communities. Through ESG-focused research, startups, scaleups, platforms and collaborations, we aim to support innovative ideas and increase the technical talent pool needed to solve some of society’s key challenges.

...for ASML

Consumers across the world are using ever-more powerful and sophisticated devices that are increasing the demand for microchips, in turn driving demand for the chipmaking systems that make them smaller, faster, cheaper and more powerful and energy-efficient.
We can only meet this demand by consistently and continuously advancing our technology through innovation, in close collaboration with customers and suppliers. Such innovation helps us attract and retain the best talent and drives our long-term success.

Key
On track / achieved
Off track / not achieved

Our 2025 progress

Number of ESG-focused scaleup companies supported (cumulative in numbers)	Value of in-kind support for startups and scaleups
15	€1.5m
2024: 13	2024: €1.3m
2025 target: 14	2025 target: N/A
Our sub-topics

ESG innovation

$CD = k_1 \times \frac{\lambda}{NA}$
Innovation ecosystem

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	247

General disclosures	Environmental	Social	Governance
Innovation ecosystem (continued)

Our material impacts, risks and opportunities relating to innovation ecosystem
Partners

Levers for action

Our approach

ASML’s experts are architects and
integrators who work together with external
partners across the innovation ecosystem,
pushing the boundaries of what we can
achieve. We aim to develop long-term
innovation partnerships and collaborations
based on trust and knowledge-sharing.
Pooling our expertise and resources enables
us to build a stronger knowledge network
and create new technological solutions that
benefit the whole of society – as well as
sharing risks and rewards to accelerate
innovation. ESG innovation is one of the
focus areas of our wider Community
Partnership Program (CPP).
Read more in Sustainability statements – Social –
Valued Partner in our communities – How we are
managing valued partner in our communities
Where we believe we can add unique
value, with access to highly qualified
resources, technologies, licenses, supply
chain partners and co-investors, we aim
to support innovative ideas that solve ESG
challenges relating (but not limited) to
climate action, circularity, health and
responsible use of technology.
We partner and collaborate through the
following channels:
•ESG-focused research: Stimulating
breakthrough research by partnering on
projects that help meaningfully solve ESG
sustainability challenges.
•ESG-focused startups and scaleups:
We partner with tech funds such as
HighTechXL, DeepTechXL, Make Next
and several venture capital funds that
support scaleups and startups, selected
for their ambition to contribute to a better,
more sustainable world. Startups and
scaleups in this scope either focus on ESG
breakthrough technologies or innovative
sustainable business strategies.
•ESG-focused platforms and collaborations:
We collaborate with local, industry and
global platforms to jointly tackle ESG-
related challenges – including with the
Confederation of Netherlands Industry
and Employers (VNO-NCW), SEMI’s
Sustainability Advisory Council and
the SCC.

Impact on society and stakeholders through ASML’s innovation ecosystem focused on ESG-related research, startups, scaleups, platforms and collaboration (ESG innovation)

Key
Actual positive impact

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	248

General disclosures	Environmental	Social	Governance
Innovation ecosystem: ESG innovation

Our objective

We aim to drive ESG-focused innovation that supports ideas and initiatives addressing key sustainability challenges, creating positive impact for local communities and society.

Our scope
Our scope is the global ecosystem of innovation partners
and collaborators working together to solve key
ESG challenges.

Strategic support platforms for startups and scaleups

Make Next Platform

In 2025, the supporting original equipment
manufacturer (OEM) partners of the Make
Next Platform (MNP) – ASML, Huisman,
Thales and Vanderlande, together with the
non-profit Stichting Technology Rating (STR)
– established a new foundation: Stichting
MNP. The platform will secure the future
support of young, innovative, high-tech
scaleups that have proven to have the
potential of becoming one of the next
international Dutch OEM players in the
high-tech make industry.
MNP supports emerging high-tech ventures that
have moved beyond the startup phase and are ready
to expand. Through the exchange of best practices,
business experience and coaching from senior
corporate experts, MNP partners support scaleup
companies to become global players by giving them
access to their internal and external networks. Strict
entry criteria and monitoring procedures are applied to
secure a ‘fit’ and optimize the chance for success.

HighTechXL

ASML is one of the main shareholders of
HighTechXL, together with other tech-minded
partners such as Philips, research institute
TNO, Brabantse Ontwikkelings Maatschappij
and High Tech Campus Eindhoven.
Through HighTechXL, we build and accelerate impactful
startups by combining high-tech entrepreneurial talent
and relevant technologies from reputable tech partners
such as ESA, CERN, Fraunhofer, imec and TNO – with
the goal of solving major global societal challenges.
ASML talent joins selected startups for three months,
for 30% of their time. They define their learning goals
and benefit from the development of enriched skills and
mindsets through this unique entrepreneurial experience.

DeepTechXL

In 2022, we became a strategic investor
and co-initiator in DeepTechXL Fund I, a
new Dutch deep-tech fund of now €118
million and a follow-up to HighTechXL.
Together with other strategic investors and co-initiators
– Philips, Brabantse Ontwikkelings Maatschappij, TNO,
PME Pension Fund and Invest-NL – the fund provides
deep-tech startups and scaleups with access to
knowledge, network, technology, licenses and business
development support.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	249

General disclosures	Environmental	Social	Governance
Innovation ecosystem: ESG innovation (continued)

Targets and performance

Amount invested to realize ESG
innovation (€/employee) by 2025

€0	€150	€300	€450	€600	€750	€900
2024

2025

2025 target: N/A
Of our total CPP investment, we invested
€28.8 million (2024: €12.5 million) in
programs on ESG-focused research,
startups, scaleups and collaborations in
2025, representing €665 per employee. While
no stand-alone target is set for ESG
Innovation, these investments are reflected in
the performance against our overarching
CPP target of €2,000 per employee by 2025.
Although we did not reach our overall target
by 2025, we remain committed to investing in
ESG Innovation. To support this effort, the
current overarching target of €2,000 per
employee will remain the same, but we now
aim to reach it by 2030.
Read more in Sustainability statements – Social –
Valued Partner in our communities – How we are
managing valued partner in our communities
Number of ESG-focused scaleup
companies supported by 2025
(cumulative in numbers)

0	4	8	12	16	20
2024

2025

Achieved		2025 target: 14

Based on the strategic ambitions of the
platforms for startups and scaleups we
invest in, we set a target to support 14
ESG focused scaleups, as nominated by the
MNP, either through cash contributions or
support from ASML professional in hours. In
2025, we provided 5,908 (2024: 5,360) hours
of in-kind support, totaling €1.5 million (2024:
€1.3 million). In addition to our prior
commitments of near €33 million, in 2025 we
committed a further €0.5 million in financial
support.
Since founded in 2016, 15 ESG-focused
scaleups have been supported by the MNP,
including two alumni. In 2025, we further
developed the program to better suit their
needs and improve the impact of our
support – for example by adapting our
coaching programs.
Having reached our 2025 target, we continue
our efforts to invest in ESG-focused scaleups
and extend our target to reach 25 ESG-
focused scaleups supported by 2030.
Our target to achieve more than 20% of
ESG-focused startups reaching ‘star level’
became redundant in 2020, when
HighTechXL transformed into a venture-
building program for newly established
startups which typically take longer to
mature. Additionally, the focus is now on
deep tech – which typically requires a
longer time to develop.

Our actions and resources
ESG-focused research and ESG-
focused platforms, partnerships
and collaborations
ESG research and collaborations at TU/e
In 2025, an ESG program was initiated in
collaboration with the Technical University
of Eindhoven (TU/e). The ESG-focused
component of the program comprises ESG
research and construction of a cleanroom
facility. TU/e will execute ESG research over
10 years with an estimated average value of
€0.5 million per year that is designed to
primarily benefit society. The first projects
within this program will look at sustainable
supply chains – with the aim of yielding new
methods to lower the environmental impact
of companies’ supply chains. Other projects
will focus on circular design and climate
action. These projects will be defined and
executed in the coming years. Additionally,
€30 million will be invested to support the
construction of the new cleanroom on the
TU/e campus over 2025-2028. This new
cleanroom will act as a hub for collaborations
between different parties – such as TU/e,
the university of applied sciences, other
students, startups and large companies.
ASML – imec ESG program
In 2025, ASML and imec entered a new five-
year collaboration, with ASML supporting the
joint ESG research program. The projects will
be selected jointly to ensure each aligns with
our ESG innovation strategy, focusing on:
supporting climate actions, enabling the
energy transition and helping society with
health-related topics.
To support climate actions and conduct
disruptive research aimed at reducing
harmful emissions to the environment,
the program includes the exploration of
innovative battery technologies to accelerate
large-scale electrification. Research will
also be conducted on two environmentally
harmful compounds – CO2 and per- and
polyfluoroalkyl substances (PFAS) – to
develop a system with high efficiency and
high throughput to capture and convert CO2
to sustainable carbon-based fuels for the
chemical industry, alongside an ongoing PFAS
abatement initiative, which would capture
and degrade PFAS compounds in waste
streams through electrochemical oxidation.
To support responsible use of technology,
the program aims to make AI both sustainable
and safe. Research activities will focus on
improving connectivity efficiency by reducing
joules per bit of data transfer through on-
chip lasers and amplifiers. New compute
paradigms that require significantly less
power will also be explored.
Recognizing the impact of technological
advances on health, the partners have
outlined clear ambitions to:
•Enable affordable healthcare through
faster and cheaper drug discovery.
•Facilitate more effective healthcare via
personalized medicine.
•Reduce animal use in drug discovery
through in-silico designs.
To achieve these goals, two technology
platforms are being developed. The first
platform utilizes next-generation tools for
reading proteins and genes including
nanopores – tiny holes printed on silicon
wafers using advanced EUV lithography –
and lens-free CMOS image sensors that
capture high-resolution images. The second
focuses on replicating human physiology on
a microchip (also known as organ-on-a-chip),
paving the way for safer and more effective
techniques in modeling how drugs behave
in human-like environments.
Protecting Van Gogh’s artistic heritage
In 2025, we continued with the second phase
of our IMPASTO project that aims to assess
the status of Van Gogh’s masterworks and
methods to optimally study and conserve
them. The University of Amsterdam, the
Rijksdienst voor Cultureel Erfgoed and the
TU/e are active partners. By the end of the
project in 2028, we aim to create an ASML
science center in the Van Gogh museum,
equipped with several measurement tools
that can be used to study his works.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	250

General disclosures	Environmental	Social	Governance
Innovation ecosystem: ESG innovation (continued)
ESG-focused startups and scaleups
Our key actions in 2025 were:
•On average, 32 (2024: 20) of our experts
joined selected startup teams for 30%
of their time for a period of three months,
as part of the HighTechXL program.
•Providing structural coaching and ad hoc
technical support to help startup and
scaleup teams mature.
•Investing (indirectly) in ESG-focused
startups and scaleups through
platforms such as MNP, HighTechXL
and DeepTechXL.
•Challenging the startup ecosystem with
contests such as the ASML Young
Makers Award.

ASML Young Makers Award
The ASML Young Makers Award (AYMA)
celebrates ambitious students and young
entrepreneurs who are considering launching
their own ventures and are striving to grow
them further. We created this award
because we understand how valuable
support can be in those early stages.
In 2025, AYMA was organized in collaboration
with ASML and the four Dutch Technical
Universities as part of the annual University
Challenges hosted at each institution.
The award recognizes the most promising
student team that successfully integrates
innovation and sustainability into both
their product development and business
operations – with a particular focus on
tangible, manufacturable solutions. As
a company rooted in complex hardware
and system integration, ASML values ideas
that go beyond software alone, celebrating
innovations that demonstrate real-world
applicability through physical products,
engineered systems and scalable technologies.
Finalists were invited to present their
company and entrepreneurial vision to an
ASML jury member, who evaluates them
based on their passion, vision, perseverance,
and adaptability, as well as the viability and
sustainability of their innovation.
The prize includes:
•A €2,500 cash award.
•An invitation to ASML Startup Day, where
winners pitch their ideas to ASML experts
and receive coaching and consulting to
help accelerate their ambitions.
“Innovation drives progress
and opens endless
possibilities. But building a
successful startup is tough.
It takes resilience, creativity,
and determination. At ASML,
we understand the challenges
startups face. That’s why we
support them through our
Community Partnership
Program. The ASML Young
Makers Award shows our

AYMA 2025 Winners

•Proconceptious (University of
Groningen) – Offers personalized
contraception and preconception
care to support healthier, future-
proof generations.
•Heatlift Dynamics (TU Delft) –
Develops solid-state heat pumps
for precise, scalable thermal control
in advanced electronics.

•Piano Lites (University of Twente)
– Creates an LED-guided piano
system that makes learning intuitive,
fun, and accessible.
•Motex (TU Eindhoven) – Designs
an AI-powered smart helmet that
provides real-time alerts to enhance
motorcycle safety.

commitment to helping the
next generation of innovators.
Let’s keep shaping the future
of technology together."
Christophe Fouquet
President, Chief Executive Officer and Chair of the
Board of Management
Resources
Financial resources committed to enabling
ESG innovation projects are tracked and
reported under Targets and performance.
This excludes hours spent by supporting
teams, such as investments, legal, accounting,
tax and treasury required to execute on
these activities.

Looking ahead
In 2026, we continue to identify additional
projects and partners to further strengthen both
our regional and global innovation ecosystem.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	251

General disclosures	Environmental	Social	Governance
Valued partner in our communities
We aim to ensure that ASML and communities benefit from each other’s presence and support each other’s development.
Why it matters

...for the planet

Our activities have an impact that goes far beyond ASML, influencing the communities in which we operate. Many of our locations, particularly our headquarters, have experienced substantial growth in recent years – a trend expected to continue.
While this growth can generate jobs, foster innovation and increase prosperity, it also presents challenges, including added pressure on housing, infrastructure and essential public services in the surrounding areas.

...for ASML

When our communities thrive, so do we. We believe being a valued partner to those around us is critical to our ability to scale effectively for our customers and suppliers, and to deliver sustainable growth for our stakeholders. Many
ASML employees live in the communities where we operate, and want to be proud of their company’s positive impact on their surroundings.
We know our activities and growth can affect these communities, so we strive to build partnerships that benefit both sides today – and we work together to support new development in the future.

Key
On track / achieved
Off track / not achieved

Our 2025 progress

Amount invested in communities (per employee), including employee giving	Total cost of volunteering
€1,750	€5.6m
2024: €1,084	2024: €3.1m
2025 target: €2,500	2025 target: N/A
Our sub-topics

Attractive communities	Inclusive communities	Investing in STEM education	Employee giving

Housing, education, sports, arts & music, mobility

Employee commuting
ASML operations and office buildings
Own workforce

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	252

General disclosures	Environmental	Social	Governance
Valued partner in our communities (continued)

Key
Actual positive impact	Risk
Potential positive impact	Opportunity
Actual negative impact
Potential negative impact
Our material impacts, risks and opportunities relating to Valued partner in our communities.

Communities	Own operations

Impact on local communities around ASML’s offices and factories through pressure on regional mobility, and impact on local communities around our
Veldhoven operations through nuisance, pressure on affordable housing and interaction between cultures (Attractive communities)

Impact on local communities around our Veldhoven operations through pressure on the talent pipeline and education system (Inclusive communities)
Risk of an unattractive community for future employees to live in (limited housing, social cohesion issues), impacting ASML’s ability to attract talent (Attractive communities, Inclusive communities)

Adverse reactions from neighbors, local communities and municipalities due to the pressure from ASML on infrastructure, availability of talent, schools, housing and social cohesion, which can impact the license to effectively manage our business (Attractive communities, Inclusive communities)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	253

General disclosures	Environmental	Social	Governance
How we are managing valued partner in our communities

Our approach

We partner with our communities to
significantly invest where we can make the
most meaningful impact, and aim to boost
the science, technology, engineering and
mathematics (STEM) talent pipeline for future
generations of tech creators. By collaborating
with partners in our innovation ecosystem
we fuel progress.
Our Community Partnership Program
(CPP), started in 2023, governs our global
contributions to both society and local
communities through investments based on
structural community stakeholder feedback:
Attractive communities
We work to improve and create positive
experiences in our communities, while
responsibly managing the negative impacts
of our growth.
Inclusive communities
We aim to understand and help address the
challenges faced by disadvantaged members
of our communities. We also seek to create
equal opportunities for students to unlock
their full potential.
STEM education
We help grow the STEM/technical talent pool
that society needs to solve some of its
key challenges.
ESG innovation
We use our knowledge and expertise to
support research, startups and scaleups,
and collaborate with platforms and partners
on projects with great societal benefits. This
helps create a diverse innovation ecosystem
that is able to solve ESG challenges
facing society.
Read more in Sustainability statements – Social –
Innovation ecosystem
Employee Giving program
We also support our employees in their
efforts to give back to their community in
their areas of interest. Through our Employee
Giving program, we match employee donations
up to €10,000 per employee per year, and
support their volunteering initiatives.
Our Valued Partnership approach applies
worldwide, to all our employees and partners
across the value chain and is closely linked to
our Code of Conduct, our Human Rights Policy.
Read more in our Code of Conduct and Human
Rights Policy at asml.com

Targets and performance
Amount invested in communities,
including employee giving (€/employee)

€0	€500	€1,000	€1,500	€2,000	€2,500
2024

2025

Not achieved	2025 target: €2,500 €/employee
Based on an external benchmarking
exercise, focusing on the concept of giving
in numbers, we established the CPP target
of €2,500 per employee by 2025, allocated
as follows:
•Contribute €2,000 per employee to
CPP projects by 2025. This enables us to
scale our ambitions while reinforcing our
commitment to being a valued partner.
•Allocate €500 per employee to our
Employee giving program, with the aim
of supporting causes that matter most
to our employees.
These targets mobilize our CPP ambitions.
Over the last two years, we have grown our
CPP portfolio of projects, realizing major
contributions to sustainable mobility, affordable
housing, education, sports, arts and music,
access to employment and cultural integration
in communities surrounding our sites globally
– reflecting our commitment to creating
lasting positive impact where we operate.
    €1,750
Total amount invested in
communities, including
employee giving in 2025
(€/employee)

Amount invested (€/employee)		2024	2025
■	To creating attractive communities	€257	€242
■	To creating inclusive communities	€189	€379
■	To promoting STEM education	€177	€218
■	To realize ESG innovation[1]	€299	€665
■	To Employee giving program	€162	€246
1.Investment in ESG Innovation represents our
contributions to projects that aim to solve ESG
challenges facing society.
Read more in Sustainability statements – Social –
Innovation ecosystem
In 2025, we provided approximately €75.8
million (2024: €45.2 million) in cash and in-
kind CPP investments, including employee
giving, which equates to €1,750 per
employee. This comprises:
•Investment in CPP projects of €1,504
(2024: €922) per employee against our
target of €2,000 per employee by 2025.
With the absolute investment for the year
around €65.1 million (2024: €38.5 million).
•Investment in our Employee Giving
program of €246 (2024: €162) per
employee against our target of €500
per employee by 2025.
While our progress in CPP investments
and Employee Giving program has been
significant, it remains below our target of
€2,500 per employee by 2025.
Building internal capabilities and establishing
a robust, impactful portfolio requires time
and strong partnerships, therefore our target
will remain the same, but we now aim to
reach it by 2030: €2,000 per employee in
CPP projects and €500 per employee to the
Employee Giving program, forming an overall
target of €2,500 per employee. This
underscores our sustained commitment to
supporting and strengthening communities
worldwide while empowering our employees
to give back.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	254

General disclosures	Environmental	Social	Governance
How we are managing valued partner in our communities (continued)

Levers for action
Our Society & Community Engagement
(S&CE) team is dedicated to the execution
of our community investments and ensures
we remain on track to reach our ambitions.
Attractive communities
We contribute to improvements and positive
experiences in the community and mitigate
the negative impacts of our growth through
the following programs:
Affordable housing: We aim to mitigate
our impact on the local housing market
by working with housing corporations,
municipalities and real estate developers
to support new construction of affordable
housing for low-mid income residents.
We explore ways to reduce pressure on
the housing market without distorting it,
such as providing financial instruments that
aid new construction, better infrastructure
and new company policies.
Sustainable mobility: We aim to mitigate
our negative effects on mobility and promote
the use of sustainable mobility options by,
for example, participating in public-private
initiatives to create better ASML-specific
and community-wide mobility infrastructure.
We also enable and incentivize the use of
sustainable commuting by encouraging
shared mobility options and support biking-
safety improvements.
Cultural integration: We create connections
with our neighbors and support the integration
of international employees through local
community projects and initiatives. We are
improving local relationships by working
with stakeholders close to our factories
and offices to forge stronger bonds, and
actioning employee-integration projects –
including support networks and language
courses to help international colleagues
and their families settle into the local area
and culture. By encouraging employees to
take part in volunteering activities, we also
highlight the value internationals bring to
the local community.
Attractive sports, arts and music: In
building attractive communities, sports, arts
and music are key – but our presence may
have a disruption on existing local offerings.
In response, we are funding landmark events,
organizations and locations that are highly
valued by the community, and providing
funds to improve and expand the variety of
local sports, arts and music offerings. We’re
also offering upfront investment to improve
and support organizations, so they can grow
and thrive on their own.
Green communities: We aim to preserve
biodiversity, prevent deforestation and
enhance landscapes. Our measures include,
but are not limited to: financing investments
to reduce and/or decarbonize energy
use; developing biodiversity enhancement
projects; and improving the quality of green
spaces by contributing to – and helping to
maintain – facilities in and around them.
We monitor the effectiveness of our Attractive
communities programs through structural
community stakeholder feedback and by
tracking a set of pre-defined performance
indicators, such as the number of affordable
homes supported.
Inclusive communities
We tackle the barriers that hold
disadvantaged community members back
through the following program strategies:
Access to employment: We aim to
increase quality employment by reducing
the misalignment of skills and supporting
job-seekers to access and navigate the
labor market. We offer training, coaching
and guidance to help them gain more
relevant skills and find suitable jobs.
Equal opportunities for education:
We see education as ‘the great equalizer’,
regardless of whether students are across
the neurodiversity spectrum, have a
different native language or come from
disadvantaged backgrounds.
We aim to help children reach their potential
by enabling teachers and schools to meet
students’ individual needs – for example by
providing multilingual resources to support
language-neutral testing, and offering
specialized in-school support and coaching.
Our employees offer help with schoolwork
and other skills needed for successful learning,
and support children, parents and carers with
the guidance and perspective they need to
make education choices with confidence.
To bridge the gap between education and the
labor market, we provide financial support for
career progression and equal opportunities for
students from disadvantaged backgrounds.
We monitor the effectiveness of our inclusive
communities programs through structural
community stakeholder feedback and by
tracking pre-defined performance indicators
such as the number of schools supported.
Access to sports, arts and music:
We help make sports, arts and music more
accessible by reducing financial, practical
and accessibility barriers – helping clubs and
organizations offer free entry and supporting
them to address transport or logistical
issues. We also provide ongoing means to
sports and culture clubs, enabling them to
offer wider options for people with health
conditions or impairments.
Access to basic needs: To build attractive
and inclusive communities, everyone must
be able to participate – and that starts with
the essentials. We contribute to access
to basic needs including food, shelter,
clothes and vital healthcare – including
by providing support and volunteers for
local initiatives.
Investing in STEM education
We are helping to grow the STEM talent
pool needed to solve some of society’s key
challenges. Our program is designed to
stimulate STEM education at every level:
ASML Junior Academy and Experience
Center visits (age 4-12); teaching packages
and Night of the Nerds (age 12-18); and
collaboration with vocational, bachelor
and master’s programs (age 18-24).
We further invest in STEM education by
organizing events, guest lessons and visits
to ASML premises in Veldhoven. Our aim
is to spark children’s awareness, interest
and joy in STEM-related themes and
topics globally.
We monitor the effectiveness of our STEM
programs through structural stakeholder
feedback and by tracking pre-defined
performance indicators such as the number
of children reached.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	255

General disclosures	Environmental	Social	Governance
How we are managing valued partner in our communities (continued)

Process for engaging
Our engagement channels are publicly
available on our website, including local
phone numbers for all our locations, email
addresses and our external Speak Up
Service. Governed by our Speak Up and
Non-retaliation Policy, these channels
encourage community residents, or anyone
affected by ASML, to share their ideas and
concerns without fear of discrimination,
retaliation, intimidation or harassment.
Read more in Strategic report – Our business –
Engaged stakeholders – Society
Insights from these channels shape our
entire approach to being a valued partner
in our communities. The Head of S&CE
is our most senior role responsible for
community engagement and driving impact
assessment, policy development, target-
setting and program development.
We use external surveys and stakeholder
feedback to assess the effectiveness of – and
trust in – our overall engagement strategies.
Those needing specific assistance can
apply through our local outreach program.
This gives us insights into groups that require
particular consideration within our approach
or specialized assistance through the
foundations we partner with. We aim to
support initiatives that promote inclusion
and create equal opportunities through
education, sports, arts and music, and
local outreach.

Process for remediation
We strive to listen to every concern we
receive, and take broader responsibility for
addressing our negative impacts on affected
communities. This applies to both our smaller
sites, where we are less significant in relation
to the size of the community, and larger sites
where we have a much higher profile.
Ultimately, we want to ensure our overall
impact is positive – and that we continue
to add value and minimize any potential
negative effects. We aim to contribute to
the community in a way that makes our
employees proud.
We aim to follow clear processes such that:
•Issues raised from all sources are followed
up and validated, preferably in person.
•During formal ‘participation meetings’,
all stakeholders investigate issues and
participate in potential solutions. Decisions
on solutions are made collaboratively
between ASML, local government and
our neighbors, and are formalized in
minutes of the meetings and made
public – in line with the new Dutch
legislation, ‘Omgevingswet’.
•Stakeholder meetings track progress
and monitor pre-defined KPIs, which
is recorded in the minutes.
•Issues are also closed in meetings and
recorded in the minutes.
Read more in Sustainability statements –
Governance – ESG integrated governance –
Responsible business conduct and compliance

Employee Giving: Supporting causes close to the hearts of our employees

Even small acts can make a big difference. That’s why thousands of ASML employees volunteer their time each year – making a positive contribution to their communities.
Through our global Employee Giving
program, we encourage our employees
to become involved in their local
communities by donating their time,
skills and resources to charitable
and non-profit organizations.
In 2025, ASML contributed a total of
€10.7 million in donations, volunteering
hours and facilitation costs.
Matching gifts
Our matching-gifts program, now in its
third full year, gives our employees a
voice in ASML’s philanthropic contributions.
For eligible employees globally, we match
donations to non-profit organizations up
to €10,000 per employee, per calendar
year. For the month of December 2025,
the limit was temporarily increased to
€25,000 to support our employees’
seasonal giving activities.
In 2025, we supported more than 2,600
(2024: 2,200) non-profit organizations
with ASML contribution toward donations
totaling €5.1 million (2024: €3.7 million).
Volunteering
Colleagues are also entitled to take eight
hours of volunteering time off per year,
contributing a total of 61,341 volunteering
hours in their communities this year (2024:
41,368). The total cost of volunteering –
part of employee giving – increased from
€3.1 million in 2024 to €5.6 million in 2025
(including facilitation costs).

Matching-gifts program

Over 2,600 non-profit organizations supported	€5.1 million total contributed to donations in 2025

Special campaigns
In April 2025 – our Global Volunteer Month –
we hosted over 100 volunteer events across
our sites worldwide. Employees contributed
more than 7,200 hours to charities and non-
profits in our local communities – cleaning
beaches, planting trees, building STEM kits
for students, supporting older adults and
volunteering at food banks.
These many small acts amounted to a big
impact for communities. We also ran two
double matching campaigns in 2025 to
amplify the impact of employee giving. For
a limited-time, we contributed €2 for every
€1 donated by an employee – tripling the
total impact. The Summer of Giving
campaign, aligned with Global Well-being
Month, featured storytelling sessions from
non-profit partners to deepen engagement.
Giving Tuesday in December closed the
year with a similar double-match incentive,
encouraging reflection and generosity
during the holiday season. Both campaigns
were promoted through ASML’s Employee
Giving platform, supported by internal
communication and leadership engagement
to maximize participation.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	256

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Attractive communities

Our objective

We aim to enhance the overall quality of life in the communities in which we operate. We strive to help create vibrant, resilient communities where people want to live, work, and thrive.

Our scope
Our scope is local affected communities,
surrounding our main locations.
In contributing to attractive communities,
we focus on:
•Affordable housing
•Sustainable mobility
•Cultural integration
•Attractive sports, arts and music
•Green communities

Targets and performance

Amount invested into creating attractive
communities (€/employee)

€0	€50	€100	€150	€200	€250	€300
2024

2025

2025 target: N/A

Of our total CPP investment, we invested
€10.5 million (2024: €10.7 million) in programs
focused on creating attractive communities in
2025, representing €242 per employee. While
no stand-alone target is set for attractive
community initiatives, these investments are
reflected in the performance against our
overarching CPP target of €2,000 per employee
by 2025. Although we did not reach our
overall target by 2025, we remain committed
to our attractive community ambitions. To
support this effort, the current overarching
target of €2,000 per employee will remain the
same, but we now aim to reach it by 2030.

Our actions and resources
Our presence strongly contributes to creating
an attractive community through contributing
to local economies and job creation. Through
our efforts to remain authentic and local,
our accelerated growth has created pressure
on the local infrastructure and offerings.
We continue to invest back into our local
communities to not only mitigate the negative
impact of our growth but ever further contribute
to improvements and positive experiences.
Contributing to affordable housing for
local residents
Working with private and (semi-) public
partners, we support the construction of
rent-controlled, affordable housing in the
Brainport Eindhoven region of the Netherlands
for the benefit of local residents (non-ASML
employees). Key projects include:
•Springplank: 130 affordable homes,
previously expected to be delivered in
2025, are now expected in 2026 due to
revised construction timelines.
•TAC: 249 affordable homes expected
by 2026.
•Zuidrand: 104 affordable homes expected
by 2026.
•Djept: 237 affordable homes (out of 305
in total) currently expected by 2027.
•Sierlijke Dames: at least 194 affordable
homes (out of 276) in total expected
by 2029.
•Humperdincklaan: at least 372 affordable
homes (out of 400 in total) expected
by 2030.
Without ASML’s support, these projects
would not move forward. We aim to support
in a manner that avoids distorting the market,
either by contributing a pre-agreed amount
upon completion, or a de-risking construction
by committing to cover potential losses at the
end of the project, one challenge lies in
identifying such projects. However, where
agreed in certain cases, and where the gross
profit margin on a project exceeds a certain
threshold, (a portion of the) surplus profit will
be donated to the Brainport Eindhoven
Partners Foundation.
We expect 483 affordable homes to be
built and delivered to local residents with
low-mid incomes in the region in 2026.
In 2025, we committed to support the
Beethoven Affordable Housing Fund, a
€245 million private-public partnership
over 10 years. We aim to contribute 25%
(€61.3 million) alongside 25% from local
municipalities and 50% from central
government. The fund will support the
development of 17,000 homes and 2,280
student homes, most of which will be
affordable. The first homes are expected in
2028, marking significant progress toward
our ambition of enabling 25,000 affordable
homes in the Brainport Eindhoven region
by 2040.
Investing in sustainable mobility
We pledged our support to co-finance key
infrastructure upgrades in the Brainport
Eindhoven region through two public-private
partnerships focused on accessibility, safety
and sustainable mobility. Investments include
improvements in the central bus and railway
station, as well as bus and bicycle lanes.
The total investment of the partnerships is
expected to reach €2.5 billion over 10-15
years, with contributions from the Dutch
government, the province and local
municipalities, and private-sector partners
including ASML. This infrastructure
partnership complements the Dutch
government’s ‘Beethoven project’,
supporting smarter, safer and more
accessible mobility across the region.
Encouraging social cohesion and cultural
integration
Our growth has a high impact on social
cohesion in the Brainport Eindhoven community.
We take responsibility for encouraging
connections between cultures, bringing
together local and international members of
the community to help create social cohesion
in the region. Such activities include:
ASML x Brabant C
We are investing around €2 million in the
ASML x Brabant C cultural partnership to
enhance and diversify the region’s cultural
scene. The collaboration supports initiatives
that everyone can enjoy, including the
Storioni Festival, Stichting Wildpark, Crafts
Film Festival, Next Nature Networks and
Dutch Silent Film Festival.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	257

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Attractive communities (continued)
Buddy system for internationals
Working with local partner Cordaad Welzijn,
we are helping create more connections
between locals and internationals. In 2025,
this initiative linked close to 200 international
families, including nearly 60 ASML employees,
with local ‘buddies’ who help them integrate
and answer their day-to-day questions.
Bringing people together through sports,
arts and music
We support a wide range of initiatives that
bring people together in their love for sports,
arts and music. These include, but are not
limited to:
•Hosting ASML Summer Games (ASML
Zomerspelen): In 2025, over 1,700 (2024:
1,200) children and teenagers participated
in the ASML Summer Games, organized
with BrabantSport and local partners. The
initiative offered free sports clinics, sports
gear to local children, focusing on families
with limited resources and children with
care needs – and our partners helped
connect families to ongoing support.
•Sponsoring ASML Marathon Eindhoven,
we cover the entry costs for all employees
and 455 (2024: 500) local residents with
limited resources. In 2025, over 36,800
runners took part (2024: 38,000), including
over 3,800 (2024: 3,300) ASML employees.
•Collaborating with PSV Eindhoven
football club in providing match access
via the ASML Community Lounge to
thousands of underserved local residents.
•Partnering with the Van Gogh Museum,
Nuenen, to make entry free for all children
under 18.
•Collaborating with GLOW Light Art
Festival in showcasing light art across
the city. In 2025, GLOW drew around
one million (2024: 750,000) visitors.
•Partnering with Theater de Schalm,
Veldhoven, to enable free youth
performances for children up to age
12 and supporting year-round cultural
programming to strengthen
community ties.
•Partnering with Effenaar music venue,
Eindhoven. The annual Hit The City festival
brings popular international artists to
Eindhoven, featuring over 86 acts and
attracting around 41,500 (2024:
31,500) people.
•Partnering with Muziekgebouw
Eindhoven in support of cultural
programming and community access,
including the annual ASML on Stage
event where employees perform.
Contributing to green communities
We continued to contribute toward
decarbonizing energy use and investing
in nature. In 2025, one such initiative was
De Wielewaal, where we partnered with
Natuurmonumenten to help transform a
142-hectare former private estate in
Eindhoven, with cultural and historical
significance, into a public green space
with a nature center for visitors.
Other ongoing initiatives include:
•Partnering with Trees for all to plant
455,000 trees in the Brainport Eindhoven
region over three years (2024–2026).
•Partnering with the Ambler Farm, Wilton
(US), to support redevelopment and provide
environmental education to around 15,000
local young people by 2027.
•Partnering with Good Rice Circle
(Taiwan) to support sustainable farming
and environmental conservation through
our Employee Giving program.
Resources
We dedicated 25 FTEs to our S&CE team to
coordinating and tracking our CCP activities.
This excludes hours spent by supporting
teams such as investments, legal, accounting,
tax and treasury required to execute on
these activities. Financial resources committed
to attractive community projects are tracked
and reported under Targets and performance.

Looking ahead
In 2026, we will continue executing our
existing initiatives and develop new attractive
community projects, in particular we aim to
support the expansion of the Rijksmuseum
to Eindhoven as a founding partner. This new
cultural landmark, is expected to be completed
in six to eight years in collaboration with the
Rijksmuseum and Municipality of Eindhoven.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	258

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Inclusive communities

Our objective

We aim to foster communities that offer equal opportunities for all. We strive to help remove barriers and create environments where everyone can participate fully.

€0	€75	€150	€225	€300	€375	€450
2024

2025

2025 target: N/A

Our scope
Our scope is local affected communities,
surrounding our main locations.
In contributing to inclusive communities,
we focus on:
•Employment
•Equal opportunities for education
•Sports, arts and music
•Basic needs

Targets and performance

Amount invested into creating inclusive
communities (€/employee)
Of our total CPP investment, in 2025 we
invested €16.4 million (2024: €7.9 million)
in programs focused on creating inclusive
communities, representing €379 per employee.
While no stand-alone target is set for inclusive
community initiatives, these investments are
reflected in the performance against our
overarching CPP target of €2,000 per employee
by 2025. Although we did not reach our
overall target by 2025, we remain committed
to our inclusive community ambitions. To
support this effort, the current overarching
target of €2,000 per employee will remain the
same, but we now aim to reach it by 2030.

Our actions and resources
Improving access to employment
Our growth has resulted in a significant
increase in both direct and indirect employment
opportunities, and a substantial increase in
higher-earning professionals in the Brainport
Eindhoven region – which is widening the
welfare gap. We are actively working on
reducing this disparity by correcting the
misalignment of skills required for employment
and providing support to navigate and
succeed in the labor market.
Our activities include:
•Brace program: We contribute to a
three-year initiative (2024–2026) with the
BuzinezzClub Foundation (BCF), a charity
offering free multi-year career coaching
that helps people succeed in the Dutch
labor market. The initiative aims to support
3,500 vulnerable young people and
migrants to make better career choices
and develop the skills and network they
need for success. We expect 60%
(2,100) to secure a job, education or
entrepreneurial opportunity. By the end
of 2025, more than 850 individuals had
been supported by the program.
•Labor Participation Boost program: A nine-
month initiative (2024-2025) in partnership
with Taalkracht, a non-profit organization
specializing in strengthening adults’
language skills. Language can be a major
barrier to finding vacancies, applying for
jobs and being considered eligible for
many roles. By the end of the program,
we reached our ambition to support 800
migrants to improve their Dutch language
skills, and to guide 25% of them into work
or further education.
Promoting inclusive education
Our inclusive education program builds
confidence, enhances skills, and supports
the integration of the increasing number of
international, neurodiverse students and
underserved children into the Brainport
Eindhoven region schooling system. We
co-develop and co-fund the following
actives in 2025:
•@home in languages project: Supporting
teacher training and a multilingual
education expertise center that aims to
make multilingual books available to
international students (0-12-year-olds) in
over 100 schools, libraries and childcare
facilities in the region. 106 locations (2024:
48) have been reached so far.
•International teaching academy: Supporting
international students (12-18-year-olds)
and strengthening teacher skills by placing
international coordinators in schools,
providing training for teachers and
encouraging collaboration across key
educational institutes.
• Inclusive education support program:
Supporting teachers and parents of
neurodiverse and multilingual children
in the Brainport Eindhoven region. This
includes training and workshops for
over 750 (2024: 1,000) educators and
international parents, recruitment of
72 (2024: 45) educational psychologists
covering 31 languages (2024: 25), and
guidance for international parents with
questions about education and childcare.
•Weekend and after-school programs:
Supporting students (10-year-olds
and over) from disadvantaged
backgrounds, helping build confidence,
skills and networks with Sunday and
after-school sessions.
Other ongoing activities in the US include:
•Our partnership with the Boys & Girls
Clubs of Silicon Valley, offering lower-
income students access to sports, arts
and wellness-focused camps – along with
leadership, job readiness and financial
literacy training.
•Our partnership with Ocean Discovery
Institute (ODI), a San Diego non-profit
creating equitable opportunities for
students from disadvantaged backgrounds
– transforming their lives through science.
Read more about these and other inclusive
education initiatives at asml.com

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	259

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Inclusive communities (continued)
Making sports, arts and music more
accessible
We aim to make sports, arts and music more
accessible to everyone by reducing financial,
practical and accessibility barriers.
One such activity is ASML School Football
Tournament (NL). In collaboration with the FC
Eindhoven Foundation, we host a free school
football tournament for all primary and
secondary schools in Brainport Eindhoven
region. In 2025, the program expanded to
reach a total of 504 teams (2024: 335) with
more than 4,032 participants (2024: 3,000)
competing from across the region.
Contributing to access to basic needs
Having access to basic needs including
food, shelter, clothes and vital healthcare is
essential to enabling everyone to participate
in society. We have several ongoing activities
that support this, including:
•Supporting several food banks in the US,
including Second Harvest of Silicon Valley,
San Diego Food Bank and the Food Bank
of Lower Fairfield County.
•Supporting the Senior Nutrition Program
with a grant enabling them to deliver
611,000 meals to homebound, low-income
seniors in San Diego County.
•Supporting The Digital Humanitarian
Association, which uses technology to
assist elderly individuals in remote areas
of Taiwan who are at risk of illness
and disability.
•Sponsoring access to the SeriousFun
Children’s Network, which delivers life-
changing, cost-free camp experiences to
children from southern Connecticut and
New York with serious medical conditions.
We have funded 26 ‘camperships’ and
653 hospital outreach visits so far.
Resources
We dedicated 25 FTEs to our S&CE team to
coordinating and tracking our CCP activities.
This excludes hours spent by supporting
teams such as investments, legal,
accounting, tax and treasury required to
execute on these activities. Financial
resources committed to inclusive community
projects are tracked and reported under
Targets and performance.

Looking ahead
In 2026 and beyond, together with local
partners and experts, we continue to
execute, scale and develop projects to
create inclusive communities, with focus
on disadvantaged members and families in
the community, neurodivergent children
and international children.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	260

General disclosures	Environmental	Social	Governance
Valued partner in our communities: Investing in STEM education

Our objective

We aim to boost STEM education for children by supporting initiatives that build skills for their future and help expand the STEM talent pool needed by society.

Our scope
Our scope is our local communities,
surrounding our main locations, namely in
The Netherlands, the US and Taiwan.

Targets and performance

Amount invested for STEM education
(€/employee)

0	50	100	150	200	250	300
2024

2025

2025 target: N/A
Of our total CPP investment, we invested
€9.4 million (2024: €7.4 million) in STEM
education in 2025, representing €218 per
employee. While no stand-alone target is
set for STEM education, these investments
are reflected in the performance against
our overarching CPP target of €2,000 per
employee by 2025. Although we did not
reach our overall target by 2025, we remain
committed to investing in STEM education.
To support this effort, the current overarching
target of €2,000 per employee will remain the
same, but we now aim to reach it by 2030.
In 2025, we reached over 176,000 children
within a 35 km radius of Veldhoven (the
Netherlands), Wilton (US) and Taiwan, falling
short of our ambition of 200,000. Our aim is
to stimulate STEM education and create a
new generation of talent that can drive future
innovation – not only within ASML but in the
local and regional communities we work in.

Our actions and resources
Inspiring children to choose STEM
Considering the limited access to STEM
talent, we believe early STEM awareness can
spark a lifelong interest, inspiring people to
consider STEM-related education options and
careers later in life. We aim to make STEM
education more engaging and accessible,
showcasing attractive job prospects and role
models. We also strengthen infrastructure
and collaboration by investing in STEM
projects, events, guest lessons at schools
and visits to ASML premises in Veldhoven.
In 2025, we have experienced significant
growth in the number of children reached
through STEM education – particularly
evident with this year’s expansion of the
ASML Junior Academy, which has now
reached more than 146,000 (2024: 90,000)
children globally.
The Netherlands
The Junior Academy brings engaging and
structural STEM lessons to all primary school
children (ages 4–12) six times per school year
for at least three school years, fully funded by
ASML in partnership with Mad Science.
In 2025, we continued to support local STEM
activities such as the High Tech Discovery
Tour, Night of the Nerds, Tech Fundays and
the Crafted Festival for pre-vocational,
secondary and vocational education.
We offer our STEMup program to students
in their first and second year of secondary
school in the Veldhoven region. Working with
a STEM coach, schools can choose one of
four classes designed to make STEM more
engaging by connecting it to society.
We continue to support the FIRST Lego
League and FIRST Tech Challenge, enabling
organizers to expand their competitions and
build on these robotics challenges.
US
We have scaled-up our support for STEM
programs at local Boys & Girls Clubs. The
Boys & Girls Clubs of Silicon Valley’s SciTech
program reached 6,154 (2024: 4,627)
students across 40 (2024: 33) after-school
locations by the end of 2025. In Bridgeport,
Connecticut, we funded materials for the
Madison Avenue Clubhouse’s STEM Lab
and Makerspace benefiting local young
people. In San Diego, we supported weekly
STEM modules, staff training, STEM-related
summer field trips and computer lab
upgrades at nine clubhouses.
We have invested $2.2 million over three
years in the Junior Academy in partnership
with Mad Science – providing free interactive
technology education lessons to children
(ages 4–12) in Wilton and surrounding
communities. This initiative aims to reach
over 13,000 children each year – and, at the
end of 2025, had onboarded 50 schools
(2024: 30 schools ) in Fairfield County,
reaching 13,500 students (2024: 8,281
students). Employee engagement with
the program has been strong, with 110
(2024: 114) employees trained by Mad
Science and 28 (2024: 32) employees
actively participating in teaching lessons.
We also supported access programs
and STEM programming at the Children’s
Museum of Phoenix and San Diego
Children’s Discovery Museum in 2025.
Taiwan
In 2025, we kicked off a project in
collaboration with Taiwan’s National Science
Natural Museum and Learning in Science, a
Taiwan-based science education non-profit,
to create an interactive STEM gallery and
learning experience for students ages 4-12.
In addition to content and curriculum
development, this project will train teachers
and provide Taiwanese educators with
essential STEM teaching strategies and
practical tools to ignite curiosity and inspire
discovery. This project aims to reach more
than 100,000 students in three years.
Resources
We dedicated 25 FTEs to our S&CE team to
coordinating and tracking our CCP activities.
This excludes hours spent by supporting
teams needed to execute on these activities.
Financial resources committed to STEM
education projects are tracked and reported
under Targets and performance.

Looking ahead
In 2026, we will continue to scale our STEM
projects to spark curiosity and enable
education in areas of STEM.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	261

General disclosures	Environmental	Social	Governance
Governance at a glance

ESG integrated governance

We aim to integrate sustainability in our
day-to-day operations, to help us deliver
on our ESG sustainability mission
and responsibilities.
We aim to make ESG part of all regular,
day-to-day decision-making.

Read more on page 262 >
We’ll do this by focusing on:
•Purpose, vision, mission and values
•Strategy and business priorities
•Organization, processes and governance
•ESG risk management
•Responsible business conduct and
compliance (covered in this section)

Our ambition

We aim to act on our responsibilities and anchor them across our entire business through integrated governance, engaged stakeholders and transparent reporting.
On the following pages, we set out our approach and progress to date.

Transparent reporting

We aim to be open and transparent,
driving progress while building trust with
our stakeholders through our commitment
to integrated reporting. We believe that
our ESG-related information is as
important as our financial information.

We aim for ‘best-in-class’ reporting,
according to our stakeholders.
We’ll do this by focusing on:
•Internal reporting and communications
•External reporting and communications
Read more on our policies and additional
disclosures at asml.com, such as our:
•Tax report
•Government & External Affairs report
•Group Diversity and Inclusion Policy
•Stakeholder Engagement Policy
•Speak Up & Non-retaliation Policy

Engaged stakeholders

We depend on building strong, sustainable
relationships with all of our stakeholders
across the value chain.
We aim to be viewed as a top
performer on ESG sustainability by
our stakeholders.
Read more in Strategic report – Our business –
Engaged stakeholders
We’ll do this by engaging with the following stakeholder groups:
•Customers •Employees •Suppliers •Shareholders •Society

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	262

General disclosures	Environmental	Social	Governance
ESG integrated governance
We aim to make ESG part of all regular, day-to-day decision-making
Why it matters

...for the planet

Sustainability matters to stakeholders up and down our value chain.
Together we are building a shared understanding of the importance of
ESG-driven thinking. Integrity, honesty and transparency about the economic, environmental and social impact of our activities guide our entire ESG approach, influencing the decisions we make and the performance information we share.
To create long-term value for our stakeholders, we need to build strong relationships with them and support those that are more vulnerable. We must also ensure compliance with data privacy regulations and encourage greater political engagement on ESG topics.

...for ASML

We aim to act on our responsibilities and anchor ESG sustainability across our entire business. We believe robust integrated governance policies, and an ongoing commitment to responsible business conduct and risk management, are essential.
Ethics and compliance are the foundations of our sustainability strategy.
We aim to create a fair, transparent and inclusive culture – where everyone feels empowered to speak up about the changes needed to make our sustainability transition a success.
Our approach keeps customers, suppliers and shareholders well informed, enabling them to make their own business decisions with confidence. Having their trust and collaboration is important in shaping our wider ESG strategy.

Key
On track / achieved
Off track / not achieved

Our 2025 progress

Number of convictions for violation of anti-corruption and anti-bribery laws	Employees completing the Code of Conduct training course
0	94%
2024: 0	2024: 97%
2025 target: N/A	2025 target: N/A

Employees understanding the main principles of our Code of Conduct and how to follow them	Number of severe human rights incidents
96%	0
2024: —	2024: 0
2025 target: N/A	2025 target: N/A
Our sub-topics

Responsible business conduct and compliance

Mining and extraction
Processing
Transport
Manufacturing components
Transport
Labor agents and service providers
Policy makers and legislators
Innovation ecosystem
Housing, education, sports, arts & music, mobility
ASML operations and office buildings
Own workforce

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	263

General disclosures	Environmental	Social	Governance
ESG integrated governance (continued)

Key
Actual positive impact	Risk
Potential positive impact	Opportunity
Actual negative impact
Potential negative impact
Our material impacts, risks and opportunities relating to ESG integrated governance

Upstream	Community
Own operations

Whole value chain
Failure to comply with data privacy regulations or breaches of data privacy (Responsible business conduct and compliance)
Failure to engage customers and suppliers on environmental and social topics (ESG risk management)

Impact on people and environment across the supply chain through the fair management of relationships with suppliers (Responsible business conduct and compliance)
Failure to comply with laws and regulations for supply chain due diligence (Responsible business conduct and compliance)

Potential impact on stakeholders and associated risk in case ASML workers fail to comply with ASML’s code of conduct, policies and values, as well as with regulations due to increasing complexity as we expand into more countries (Responsible business conduct and compliance)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	264

General disclosures	Environmental	Social	Governance
How we are managing ESG integrated governance

Our approach
Our ESG sustainability commitments are
integral to our business strategy. Championing
good integrated corporate governance helps
build trust, respect and mutual benefit with
our stakeholders – and we aim to do this by
making ESG sustainability part of our daily
decision-making.
We strive to uphold the highest standards
of integrity and continuously improve our
governance by listening to feedback from all
stakeholders. At the same time, we always
seek to amplify the core values, purpose,
vision and mission that make ASML the
company it is today.
This helps create a corporate culture that
facilitates mutual respect, where people
feel valued – with space for creative ideas
and unique points of view. Our values of
‘challenge’, ‘collaborate’ and ‘care’ help
our employees develop their talent in a safe,
inclusive environment. Feeling respected and
able to thrive, they are free to make smart
decisions. By embedding ESG sustainability
in our business, we aim to create lasting
value for all stakeholders.
Our integrated governance includes five sub-
topics that we focus on to fully integrate
ESG sustainability:
•Purpose, vision, mission and values
•Strategy and business priorities
•Organization, processes and governance
•ESG risk management
•Responsible business conduct and
compliance
Read more in Strategic report – Our business – Our
business strategy – Deliver on ESG sustainability
and in Sustainability Statements – General
disclosures – ESG sustainability governance
Responsible business conduct
and compliance
We are committed to conducting business
with fairness and integrity, respecting the
law in all the countries we operate in. We
promote and uphold ethical behavior,
fostering a culture where speaking up is
appreciated and encouraged.
We also seek to continuously improve
and professionalize our ethics and related
compliance organization to the highest
standards. We expect employees – as well
as customers, suppliers, contractors and
other business partners – to adhere to our
Code of Conduct and its supporting policies.
These include, but are not limited to, policies
covering Speak Up and Non-retaliation, Anti-
Bribery and Anti-Corruption, Human Rights,
Privacy, Responsible AI, Anti-Fraud, Export
Control & Sanctions, and Competition
law compliance.
For this material topic, we have identified
material impacts, risks and opportunities
related to:
•Business ethics
•Code of conduct
•Fair management of relationships
with suppliers
•Grievance mechanism
•Data privacy
•Anti-bribery and anti-corruption
Our ethics and compliance function operates
enterprise-wide and is not limited to the
ESG domain.
Read more in our publicly available Code of Conduct
and its supporting policies at asml.com

Engaged stakeholders

ASML’s ambition is to be seen
as a top performer in ESG
sustainability by its stakeholders.
Stakeholder engagement plays an
integral role in identifying our material
topics. Target development for the
ESG sustainability strategy is done in
close collaboration between our ESG
sustainability team and other parts of the
organization. Inputs from relevant internal
and external stakeholders are taken into
consideration throughout this process.
Our stakeholder engagement policy is
part of our overall ESG sustainability
policy and outlines how we connect with
five key groups – customers, employees,
shareholders, suppliers and society –
through listening, raising awareness and
aligning on shared goals. This engagement
is essential for identifying material
ESG topics and shaping our
sustainability strategy.
Read more about our policies and additional
disclosures, including our Tax report, Disclosure
Policy Bilateral Contacts with Shareholders,
Stakeholder Engagement Policy and our public
Competition Law Compliance Policy at asml.com

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	265

General disclosures	Environmental	Social	Governance
How we are managing ESG integrated governance (continued)

Levers for action
We have ambitious sustainability targets.
To meet them, we will need to fully integrate
sustainability across all our operations.
This means improving our existing
governance strategies to further reflect ESG
in our purpose, vision, mission and values,
our strategy and business priorities, our
organization, processes and governance,
our risk management, and our approach
to responsible business conduct
and compliance.
In order to achieve this integration we have
identified the following levers:
1. Embedding ESG in our policies
and principles
We have developed various ESG policies
setting out our commitments, principles
and requirements that help integrate ESG
into day-to-day decision-making. Our
expectations toward employees and partners
are further documented in additional policies,
which provide guidance as to how we aim
to conduct business in a responsible and
compliant manner.
Our policies are periodically reviewed and
updated based on stakeholder engagement
or other internal and external factors. To
support their implementation, we make
all policies available to stakeholders in
a tailored way.
We have a dedicated ethics, business
integrity and compliance program that
supports our employees and stakeholders.
It provides guidance, advice, training and
communication to understand and follow
our Code of Conduct. We build awareness
through various communication channels
to promote integrity across the organization,
helping create an open and honest culture
that fosters compliance with the law and
our policies.
Our grievance mechanism is designed to
help us conduct business in a responsible
manner. Our Speak Up whistleblowing service
is designed to be available for everyone who
works for or with us worldwide. We encourage
employees, external business partners,
suppliers, contractors and others to express
any concerns they may have regarding
possible violations of our Code of Conduct,
company policies, values or the law itself.
We want everyone to feel safe to speak up
without apprehension or fear of reprisal, and
do not tolerate any form of retaliation against
employees or third parties who raise concerns
in good faith. This also applies to anyone
participating in investigations into suspected
violations, even if we could lose business
as a result.
Speak Up is hosted online in several
different languages by an independent,
external service company, and toll-free
phone numbers are available in every
country we operate in. We have a dedicated
email address and a network of ethics
liaisons to support people worldwide.
Reporting can be done anonymously.
We assess every Speak Up report and
act swiftly to ensure all necessary actions
are taken by the appropriate body. We
may engage with the reporting party or
counterparty to understand the situation
better, sometimes digging deeper with more
detailed analyses or investigations. When
required, we implement remedial actions to
prevent further incidents.
We continuously improve our Speak Up
Service, to ensure everyone feels safe and
supported when reporting concerns.
Read more in our Speak Up and Non-retaliation
Policy at asml.com
2. Training programs
We are committed to equipping our
employees with the knowledge, expertise,
skills, and competencies needed to uphold
our responsible business conduct principles
and comply with our Code of Conduct and
related ethics programs. To support this, we
offer a range of regularly updated training
programs. All employees receive Code of
Conduct training to ensure they understand
how to apply it in their daily work. In addition,
we provide quarterly follow-up modules
covering key topics such as Speak Up, Anti-
Bribery and Anti-Corruption, Anti-Fraud,
Insider Trading, and ‘We respect people’.
Our ethics program curriculum helps
support management and employees in
their everyday decision-making. It provides
guidance on topics such as conflicts of
interest, personal relationships at work,
cultural differences, and the ethics around
any paid or unpaid activities outside their
jobs at ASML. We invite all new employees to
complete the first module of the curriculum
within their first three months at ASML.
As well as generic modules, we have
sections targeting audiences with specific
exposure to areas that are key to our Code –
such as anti-bribery and anti-corruption, gifts
and entertainment, and respect for people.
We assess these target audiences at least
once a year. They include: the Board of
Management, Customer Solutions and
Support, Strategic Sourcing and Procurement,
Risk and Business Assurance, Finance,
Investor Relations, Legal and Compliance,
Corporate Real Estate, Human Resources,
Internal Audit and Society, and Community
Engagement. Our curriculum for anti-fraud,
anti-bribery and anti-corruption includes a
mandatory e-learning course and yearly
refreshers, supported by additional
classroom training tailored to specific
stakeholder groups or business activities.
We proactively measure how well our values
are embedded across ASML, and use our
annual employee engagement survey to gain
further insights.
3. Specific roles and responsibilities
Our business ethics governance model is
built around the following roles and
responsibilities:
•The Compliance, Ethics, Security and
Risk Committee (CESR) is responsible
for policymaking and supervises our legal
and ethical compliance. It receives
quarterly updates on our ethics program.
•Our CESR Ethics subcommittee
investigates significant notifications of
potential breaches of our Code of
Conduct worldwide.
•Our Ethics and Business Integrity team
oversees and implements our Ethics
program. Team members screen all
reports of possible breaches of our Code
of Conduct and discuss significant reports
with the CESR Ethics Committee.
•Our Ethics organization includes
employees who act as ethics liaisons in
the countries where we operate. They
serve as local, trusted representatives
and are the first point of contact for
employees with questions or concerns.
Read more in Sustainability statements – General
disclosures – ESG sustainability governance

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	266

General disclosures	Environmental	Social	Governance
ESG integrated governance: Responsible business conduct and compliance

Our objective

We aim to uphold ethical business practices by embedding fairness, integrity, and compliance in our operations. We maintain zero tolerance for bribery and corruption.

Our scope
Responsible business conduct and
compliance, as outlined in our Code of
Conduct, applies globally - across all
employees and business relationships
throughout our operations and value chain,
in every country where we operate.

Targets and performance
Currently, we have not set formal targets
for responsible business conduct
and compliance.
Business ethics and our Code of Conduct
We keep our Code of Conduct updated with
the latest RBA standards. Training materials
are available for all employees and we track
participation closely. We are constantly
enhancing our programs and strengthening
our measures, as we aim to demonstrate our
commitment to ethical business practices
and the highest standards of fairness,
integrity and compliance. By the end of
2025, 94% of employees (2024: 97%)
had completed the Code of Conduct
training course.
Furthermore, we track and assess our
employee’s perspective on business ethics
through a, fully revised, annual ethics survey.
In 2025, over 9600 colleagues shared their
thoughts on ethics and speaking up within
ASML. 96% of them report to understand the
main principles of our Code of Conduct and
how to follow them.
Fair management of relationships
with suppliers
We build supplier relationships on clear
expectations for ethical conduct, as outlined
in our Code of Conduct. Our Supplier
Payment Terms Policy sets a standard
payment term of 60 days, with shorter
terms for specific industries, helping
prevent late payments.
Supplier selection is informed by a range of
factors, including capabilities that contribute
to supplier risk profiles. While environmental
and social criteria are not yet formal selection
requirements, we do ask suppliers to self-
assess each year on key capabilities,
including a commitment to GHG neutrality
by 2030. Our Supplier Handbook sets out
our sustainability expectations, reflecting
the growing importance of ESG legislation.
It outlines how suppliers are expected to
manage risks related to environmental impact
and human rights, and encourages them to
actively build their ESG capabilities. Supplier
contracts that we enter into include a clause
requiring adherence to the RBA Code of
Conduct, and we provide education to
suppliers to support understanding and
implementation of this.
Read more in Sustainability statements – Social –
Responsible value chain – Responsible supply chain
Grievance mechanism (Speak Up)
During 2025, we received 756 reports (2024:
727), up by 29 on last year, covering a range
of topics. Our workforce is growing and
we are encouraging people to report any
concerns, so this increase is a positive result
signaling a healthy Speak Up culture. The
number of reports per 100 employees is
1.7 (2024: 1.7). All reports were assessed,
investigated and appropriately followed up,
including all potential fraud related reports.
None of the reports were determined to be
financially material.
Read more in our Speak Up and Non-retaliation
Policy at asml.com

Speak Up reports received in 2025
  756
Total

■	Out of Ethics scope	24%
■	Inappropriate communication	14%
■	Fraud and operational integrity	9%
■	HR-related concerns	8%
■	Harassment	6%
■	Power and influence abuse	6%
■	Other	6%
■	Conflict of interests	5%
■	Discrimination and inclusion	5%
■	Asset protection	5%
■	Health, safety and physical violence	4%
■	Gifts and entertainment	4%
■	Bullying	4%
Privacy
We respect the privacy of individuals when
processing their personal data, and protect
and manage it in line with our Privacy Program.
We aim to ensure compliance with all
applicable laws and regulations.
We use various approaches, processes and
tools to manage privacy matters responsibly.
Our global Privacy Policy is an essential
building block in complying with legislation
relating to the processing of personal data.
We regularly review our privacy processes
and our strategic objectives are captured in
an annual plan that serves as our roadmap
in further enhancing our Privacy Program.
Furthermore, we have three separate
Privacy Notices for our employees, business
partners and visitors, and job applicants –
each describing how we collect, use, retain
and disclose personal data, and for
which purposes.
Anti-bribery and anti-corruption
Our guiding principle is to operate with integrity
at all times and never engage in bribery or
corruption. There have been no convictions
or fines against us or our employees in these
areas in the reporting year.
Through dedicated e-learning and classroom
training sessions, we aim to help employees
recognize and respond to potential fraud,
bribery and corruption matters they may be
confronted with during their work. These
include guidance on gifts and entertainment
and conflicts of interest, and are mandatory
for selected employees.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	267

General disclosures	Environmental	Social	Governance
ESG integrated governance: Business ethics and compliance (continued)
In 2025, 98% of these employees
completed the training. We also provide
training to selected business partners who
may pose or face higher risks of fraud,
bribery and corruption – reiterating our
compliance framework, offering guidance
and tools to recognize and resist fraud,
bribery and corruption, and encouraging
speaking up.

Our actions and resources
Promoting ethical behavior and improving
training programs
In 2025, we strengthened ownership of
ethical leadership by shaping our processes,
elevating team capabilities, and refreshing
our Speak Up and human rights frameworks.
We have extended our ethics training curriculum
and now provide additional training for our
network of ethics liaisons, as well as refreshers
for all employees. We revamped online
training for people managers to incorporate
updated regulation, societal developments,
and peer benchmarking – enhancing
awareness and strengthening responsible
leadership across the organization.
Maturing our global Ethics and Business
Integrity team
In 2025, we further professionalized our
global Ethics and Business Integrity team.
Ethics liaisons at ASML are employees who,
alongside their regular roles, act as trusted
representatives – the first local point of
contact for ethics-related questions and
concerns everywhere we operate.
Our network of ethics liaisons consists of
approximately 70 employees. We introduced
tailored sessions to help them understand the
importance of enacting, upholding and
embodying our updated Code of Conduct.
We use an external company to conduct
annual mandatory training for liaisons, to
enable them to adhere to best practices.
Our Legal & Compliance and Risk & Business
Assurance teams continuously monitor
regulatory developments and business
activities. In 2025, we further enhanced
our ESG legislation tracking to proactively
identify and respond to upcoming changes
in laws and regulations, ensuring timely
alignment with business ethics and
compliance standards.
Speak Up and Non-retaliation Policy
Our policy encourages open communication
and aims to promptly address violations of
our Code of Conduct. Speaking up is essential
to maintaining our reputation and our operational
integrity – and, while we understand the
courage it takes to raise such concerns, it is
important for a safe and ethical workplace.
We urge everyone to report issues to the
relevant parties or the Ethics and Business
Integrity Office, promoting a culture of
integrity and accountability and ensuring
a better and safer environment for all.
Third-party risk management (TPRM)
As part of the TPRM program, we screen
(potential) vendors, customers and other
partners to identify and mitigate any risks
associated with working with them. We
continuously invest in our information and
automation capabilities, and benchmark
our TPRM governance against industry
best practices.
Strengthening privacy governance
In June 2025, our Binding Corporate Rules
(BCRs) were approved by the Dutch data
protection authority. This approval allows
us to transfer personal data from the EU to
ASML group entities based in third countries.
The ASML BCRs consist of those for Employee
Data and for Business Partner Data.
Our Privacy Office has strategic objectives
captured in an annual plan that guides our
privacy efforts. By formalizing our approach,
we aim to enhance accountability and drive
continuous improvement. In 2025, we
updated our Privacy Notices, and
implemented a new tool for managing
incoming questions and requests.
We strive to improve our privacy processes
by reviewing them regularly and making use
of technology and automation to optimize
efficiency. This helps us reduce operational
risks and respond more effectively to the
evolving privacy landscape. We encourage
greater privacy awareness by conducting
comprehensive training programs for all
our employees.
Ethical conduct and anti-bribery and
anti-corruption measures
In 2025, our new Conflicts of Interest Policy
was approved. After implementation, which
is planned for 2026, the policy will guide
employees – as well as job candidates and
new hires – on what to do when a conflict of
interest arises and requires them to disclose
actual, potential or perceived conflicts of
interest. This gives our stakeholders
confidence in our integrity and helps us
protect our reputation.
Should employees need further guidance
or wish to express concerns regarding anti-
fraud, anti-bribery and anti-corruption, they
can do so via their manager, Human
Resources representative, ethics liaison or
our Ethics Office. They are also free to use
our Speak Up Service.
When breaches of anti-bribery or anti-
corruption standards are suspected, we
conduct a timely and thorough investigation.
Where relevant, we take corrective actions –
including disciplinary measures and reviewing
and enhancing our internal controls and
policies. We may also decide to provide
additional training and take other actions
to further promote a culture of ethics and
professional integrity.
Read more in our Speak Up and Non-retaliation
Policy at asml.com
Resources
We dedicated 13 FTEs to teams executing
these activities.

Looking ahead
We strive to foster ethical leadership
throughout all levels of the organization,
supported by a culture of integrity where
people feel empowered and responsible,
and encouraged to speak up. In close
collaboration with our colleagues, we plan
to engage stakeholders through targeted
initiatives designed to embed a culture of
ethical leadership across the organization,
such as enhanced guidance and practical
toolkits, leadership support programs, and
the sharing of best practices.
We remain dedicated to continuously
enhancing our privacy practices and
staying aligned with changing regulatory
requirements. Earning and maintaining
stakeholder trust is essential, and safeguarding
personal data will continue to be a core
priority in everything we do.
We will also continue to enhance our anti-
bribery and anti-corruption framework by
completing a targeted review and update
of the Anti-Bribery and Anti-Corruption
Policy and the Anti-Fraud Policy in 2026,
as scheduled under the company’s review
cycle, aligning them with evolving laws and
insights. We will continue to monitor and
innovate our controls in higher-risk areas
and engage with our stakeholders to further
promote a culture of integrity.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	268

General disclosures	Environmental	Social	Governance
ESG integrated governance: Metrics table and additional disclosures

Topic	Description	2024	2025
Governance	Number of convictions for violation of anti-corruption and anti-bribery laws	0	0
	Monetary value of fines for violation of anti-corruption and anti-bribery laws (€)	0	0

	Number of complaints filed through channels for own workforce	93	77

	Number of incidents of discrimination including harassment	60	37
	Monetary value of fines, penalties and compensation for damages as a result of complaints or incidents of discrimination including harassment (€)	0	0

	Number of severe human rights incidents	0	0
	Monetary value of fines, penalties and compensations for damages as a result of severe human rights incidents (€)	0	0

Methodology on metrics
G1-4 Incidents of corruption or bribery
Violation of anti-corruption and anti-bribery laws
This metric includes all convictions and fines for
a violation of anti-corruption or anti-bribery laws
and regulations imposed in the year by a relevant
enforcement authority.
S1-17 Incidents, complaints and severe
human rights impacts
Number of complaints filed through channels for
own workforce
This metric covers all Speak Up reports received
during the year, and any complaints filed with the
National Contact Points for OECD Multinational
Enterprises, that relate to social (sub)topics as
defined by the ESRS standards within ASML’s
own workforce. These categories are a subset of
the ‘total Speak Up reports received’ metric
presented under Responsible Business Conduct
and Compliance in the ‘Our Targets and
Performance’ section.
Number of incidents of discrimination
including harassment
We report complaints or incidents related
to discrimination including harassment, as
registered by:
•Our company through our Speak Up Service,
or through other established procedures
including management system audits or
formal monitoring programs
•Competent authorities through a formal process
Severe human rights incidents
The severity of a human rights incident
depends on the assessment of the gravity,
how widespread it is and its irremediable
character. As a result, it is not possible to give a
single, all-encompassing definition. However, we
do recognize any identified case of forced labor,
human trafficking or child labor as a severe
human rights incident.
Our definition of a human rights incident is
aligned with the following pertinent
international conventions:
•International Bill of Human Rights
•International Labour Organization Declaration
on Fundamental Principles and Rights at Work
•United Nations Guiding Principles on Business
and Human Rights
•Organization for Economic Co-operation
and Development Guidelines for
Multinational Enterprises
As a result, all severe human rights incidents
reported are also cases of non-respect of these.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	269

General disclosures	Environmental	Social	Governance
Reference table
This reference table presents the requirements of the ESRS. It indicates where you can find the specific ESRS disclosure requirement, as well as where we have used incorporation by reference or applied for a phase-in provision.
In addition, it includes our list of data points that derive from other EU legislation.

Related ESRS disclosure requirements	Reference	Explanation
ESRS 2 – General disclosures
BP-1 – General basis for preparation of Sustainability statements	•Sustainability statements – General disclosures – Basis for preparation
BP-2 – Disclosures in relation to specific circumstances	•Sustainability statements – General disclosures – Basis for preparation
GOV-1 – The role of the administrative, management and supervisory bodies
•Sustainability statements – General disclosures – ESG sustainability governance
•Corporate governance – Corporate governance – Supervisory Board
•Corporate governance – Corporate governance – Board of Management
•Corporate governance – Corporate governance – Other Board-related matters
Includes DR21d Board’s gender diversity ratio and DR21e Percentage of independent board members
GOV-2 – Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	•Sustainability statements – General disclosures – ESG sustainability governance •Sustainability statements – General disclosures – Impact, risk and opportunity management
GOV-3 – Integration of sustainability-related performance in incentive schemes	•Sustainability statements – General disclosures – ESG sustainability governance •Corporate governance – Remuneration report – Board of Management remuneration
GOV-4 – Statement on due diligence	•Sustainability statements – General disclosures – Environmental and human rights due diligence	Includes DR30 Statement on due diligence
GOV-5 – Risk management and internal controls over sustainability reporting	•Sustainability statements – General disclosures – ESG sustainability governance
SBM-1 – Strategy, business model and value chain
•Strategic report – Our business
•Sustainability statements – General disclosures – ESG sustainability at a glance
•Sustainability statements – General disclosures – Value chain and ecosystem overview
•Sustainability statements – Social – Attractive workplace for all
•Sustainability statements – Social – Responsible value chain

DR40di Undertaking is active in fossil fuel (coal, oil and gas) sector, DR40dii Undertaking is active in chemicals production, DR40diii Undertaking is active in controversial weapons and
DR40div Undertaking is active in cultivation and production of tobacco not applicable

SBM-2 – Interests and views of stakeholders	•Strategic report – Our business – Engaged stakeholders •Sustainability statements – General disclosures – Basis for preparation
SBM-3 – Material impacts, risks and opportunities, and their interaction with strategy and business model	•Sustainability statements – General disclosures – Basis for preparation •Sustainability statements – General disclosures – Impact, risk and opportunity management	Phase-in provision applied for DR48e and AR18 (anticipated financial effects)
IRO-1 – Description of the process to identify and assess material impacts, risks and opportunities	•Sustainability statements – General disclosures – Impact, risk and opportunity management
IRO-2 – Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	•Sustainability statements – General disclosures – Impact, risk and opportunity management
MDR-P – Policies adopted to manage material sustainability matters	•Minimum disclosure requirements on policies are included in the ‘how we are managing’ sections of the topics
MDR-A – Actions and resources in relation to material sustainability matters	•Minimum disclosure requirements on actions and resources are included in the ‘our actions and resources’ sections of the topics
MDR-M – Metrics in relation to material sustainability matters	•Minimum disclosure requirements on metrics are included in the ‘targets and performance’ and ‘metrics table’ sections of the topics
MDR-T – Tracking effectiveness of policies and actions through targets	•Minimum disclosure requirements on targets are included in the ‘targets and performance’ sections of the topics
ESRS E1 Climate change
GOV-3 – Integration of sustainability-related performance in incentive schemes	•Corporate governance – Remuneration report – Board of Management remuneration •Sustainability statements – Environmental – Energy efficiency and climate action – Targets and performance
E1-1 – Transition plan for climate change mitigation
•Strategic report – Risk and security – Risk factors – Operations
•Sustainability statements – Environmental – Energy efficiency and climate action – How we are managing energy efficiency and climate action: Climate Transition Plan

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	270

General disclosures	Environmental	Social	Governance
Reference table (continued)

Related ESRS disclosure requirements	Reference	Explanation
SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	•Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis
IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities
•Sustainability statements – General disclosures – Impact, risk and opportunity management
•Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis

E1-2 – Policies related to climate change mitigation and adaptation
•Sustainability statements – Environmental – Energy efficiency and climate action – How we are managing energy efficiency and climate action: Climate Transition Plan
•Strategic report – Risk and security – Risk factors – Operations

E1-3 – Actions and resources in relation to climate change policies	•Sustainability statements – Environmental – Energy efficiency and climate action – Our actions and resources
E1-4 – Targets related to climate change mitigation and adaptation
•Sustainability statements – Environmental – Energy efficiency and climate action – Climate resilience analysis
•Sustainability statements – Environmental – Energy efficiency and climate action – Targets and performance
Includes DR34 GHG emissions reduction targets
E1-5 – Energy consumption and mix	•Sustainability statements – Environmental – Energy efficiency and climate action – Metrics table and Additional disclosures	Includes DR37, DR38, DR40, DR41, DR42, DR43 Energy consumption
E1-6 – Gross scope 1, 2, 3 and Total GHG emissions	•Sustainability statements – Environmental – Energy efficiency and climate action – Metrics table and Additional disclosures	Includes DR44 Gross scope 1, 2, 3 and Total GHG emissions and DR 53–55 GHG emissions intensity
E1-7 – GHG removals and GHG mitigation projects financed through carbon credits
•Sustainability statements – Environmental – Energy efficiency and climate action – How we are managing energy efficiency and climate action: Climate Transition Plan
•Sustainability statements – Environmental – Energy efficiency and climate action – Metrics table and
Additional disclosures

E1-8 – Internal carbon pricing	•Sustainability statements – Environmental – Energy efficiency and climate action – How we are managing energy efficiency and climate action: Climate Transition Plan
E1-9 – Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Not included	Phase-in provision applied
ESRS E2 Pollution		Not a material topic based on the outcome of our DMA
ESRS E3 Water and marine resources		Not a material topic based on the outcome of our DMA
ESRS E4 Biodiversity and ecosystems		Not a material topic based on the outcome of our DMA
ESRS E5 Resource use and circular economy
IRO-1 – Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	•Sustainability statements – General disclosures – Impact, risk and opportunity management
E5-1 – Policies related to resource use and circular economy	•Sustainability statements – Environmental – Circular economy – How we are managing circular economy
E5-2 – Actions and resources related to resource use and circular economy	•Sustainability statements – Environmental – Circular economy – Our actions and resources
E5-3 – Targets related to resource use and circular economy	•Sustainability statements – Environmental – Circular economy – Targets and performance
E5-4 – Resource inflows	•Sustainability statements – Environmental – Circular economy – Metrics table and Additional disclosures
E5-5 – Resource outflows	•Sustainability statements – Environmental – Circular economy – Metrics table and Additional disclosures	Includes DR37d Non-recycled waste and DR39 Hazardous waste and radioactive waste
E5-6 – Anticipated financial effects from resource use and circular economy-related impacts, risks and opportunities	Not included	Phase-in provision applied
ESRS S1 Own workforce
SBM-2 – Interests and views of stakeholders	•Sustainability statements – General disclosures – Impact, risk and opportunity management
SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	•Sustainability statements – General disclosures – Impact, risk and opportunity management	Includes DR14f Risk of incidents of forced labor and DR14g Risk of incidents of child labor

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	271

General disclosures	Environmental	Social	Governance
Reference table (continued)

Related ESRS disclosure requirements	Reference	Explanation
S1-1 – Policies related to own workforce
•Sustainability statements – General disclosures – Environmental and human rights due diligence
•Sustainability statements – General disclosures – ESG sustainability governance
•Sustainability statements – Social – Attractive Workplace for all – How we are managing attractive workplace for all
•Strategic report – Our business – Create an exceptional workplace

Includes DR20 Human rights policy commitments; DR21 Due diligence policies on issues addressed by the fundamental International Labor Organization (ILO) Conventions 1 to 8;
DR22 Processes and measures for preventing trafficking in human beings and DR23
Workplace accident prevention policy or management system

S1-2 – Processes for engaging with own workforce and workers’ representatives about impacts	•Sustainability statements – Social – Attractive Workplace for all – How we are managing attractive workplace for all •Strategic report – Our business – Engaged stakeholders – Employees
S1-3 – Processes to remediate negative impacts and channels for own workers to workforce to raise concerns	•Sustainability statements – Social – Attractive Workplace for all – How we are managing attractive workplace for all	Includes DR32c Grievance/complaints handling mechanisms
S1-4 – Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions
•Sustainability statements – Social – Attractive Workplace for all – How we are managing attractive workplace for all
•Sustainability statements – Social – Attractive workplace for all – Our actions and resources

S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	•Sustainability statements – Social – Attractive workplace for all – Targets and performance
S1-6 – Characteristics of the undertaking’s employees	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
S1-7 – Characteristics of non-employees in the undertaking’s own workforce	Not included	‘Quick fix’ over phase-in provisions applied
S1-8 – Collective bargaining coverage and social dialogue	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
S1-9 – Diversity metrics	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
S1-10 – Adequate wages	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
S1-11 – Social protection	Not included	‘Quick fix’ over phase-in provisions applied
S1-12 – Persons with disabilities	Not included	‘Quick fix’ over phase-in provisions applied
S1-13 – Training and skills development metrics	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
S1-14 – Health and safety metrics	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures
Includes DR88b DR88c Number of fatalities and number and rate of work-related accidents
–‘Quick fix’ over phase-in provisions applied for non-employees; DR88d Number of cases of recordable work-related ill health; DR88e Number of days lost to injuries, accidents, fatalities or illness.

S1-15 – Work-life balance metrics	Not included	‘Quick fix’ over phase-in provisions applied
S1-16 – Remuneration metrics (pay gap and total remuneration)	•Sustainability statements – Social – Attractive workplace for all – Metrics table and Additional disclosures	Includes DR97a Unadjusted gender pay gap and DR97b CEO pay ratio
S1-17 – Incidents, complaints and severe human rights impacts	•Sustainability statements – Governance – ESG integrated governance – Metrics table and Additional disclosures	Includes DR103a Incidents of discrimination and DR104a Non-respect of UNGPs and OECD Guidelines
ESRS S2 Workers in the value chain
SBM-2 – Interests and views of stakeholders	•Sustainability statements – General disclosures – Impact, risk and opportunity management
SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model
•Sustainability statements – General disclosures – Environmental and human rights due diligence
•Sustainability statements – General disclosures – Impact, risk and opportunity management
•Sustainability statements – General disclosures – Value chain and ecosystem overview
Includes DR11b Significant risk of child labor or forced labor in the value chain
S2-1 – Policies related to value chain workers
•Strategic report – Our business – Engaged stakeholders – Suppliers
•Sustainability statements – General disclosures – Environmental and human rights due diligence
•Sustainability statements – Social – Responsible value chain – How we are managing responsible value chain

Includes DR17 Human rights policy commitments; DR18 Policies related to value chain workers; DR19 Non-respect of UNGPs and OECD Guidelines and Due diligence policies on issues addressed by the fundamental ILO conventions 1 to 8

S2-2 – Processes for engaging with value chain workers about impacts
•Strategic report – Our business – Engaged stakeholders – Suppliers
•Sustainability statements – General disclosures – Environmental and human rights due diligence
•Sustainability statements – Social – Responsible value chain – How we are managing responsible value chain

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	272

General disclosures	Environmental	Social	Governance
Reference table (continued)

Related ESRS disclosure requirements	Reference	Explanation
S2-3 – Processes to remediate negative impacts and channels for value chain workers to raise concerns	•Sustainability statements – Social – Responsible value chain – How we are managing responsible value chain •Sustainability statements – Governance – ESG integrated governance
S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions
	•Sustainability statements – Social – Responsible value chain – Our actions and resources	Includes DR36 Human rights issues and incidents connected to its upstream and downstream value chain
S2-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	•Sustainability statements – Social – Responsible value chain – Targets and performance	While we haven’t set measurable targets for this topic, our approach to tracking progress is outlined in the referenced chapter.
ESRS S3 Affected communities
SBM-2 – Interests and views of stakeholders	•Sustainability statements – General disclosures – Impact, risk and opportunity management
SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	•Sustainability statements – General disclosures – Impact, risk and opportunity management
S3-1 – Policies related to affected communities	•Sustainability statements – Social – Valued partner in our communities – How we are managing valued partner in our communities	Includes DR16 Human rights policy commitments; DR17 Non-respect of UNGPs, ILO principles or OECD Guidelines
S3-2 – Processes for engaging with affected communities about impacts	•Strategic report – Our business – Engaged stakeholders – Society •Sustainability statements – Social – Valued partner in our communities – How we are managing valued partner in our communities
S3-3 – Processes to remediate negative impacts and channels for affected communities to raise concerns	•Sustainability statements – Social – Valued partner in our communities – How we are managing valued partner in our communities
S3-4 – Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions

•Sustainability statements – General disclosures – Environmental and human rights due diligence
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
ESRS G1 Business conduct
GOV-1 – The role of the administrative, supervisory and management bodies
•Sustainability statements – General disclosures – ESG sustainability governance
•Corporate governance – Corporate governance – Supervisory Board
•Corporate governance – Corporate governance – Board of Management
•Sustainability statements – Governance – ESG integrated governance – How we are managing ESG integrated governance

IRO-1 – Description of the processes to identify and assess material impacts, risks and opportunities	•Sustainability statements – General disclosures – Impact, risk and opportunity management
G1-1 – Business conduct policies and corporate culture	•Sustainability statements – Governance – ESG integrated governance	Includes DR10b United Nations Convention against Corruption; DR10d Protection of whistle- blowers
G1-2 – Management of relationships with suppliers	•Sustainability statements – Governance – ESG integrated governance
G1-3 – Prevention and detection of corruption and bribery	•Sustainability statements – Governance – ESG integrated governance
G1-4 – Incidents of corruption or bribery	•Sustainability statements – Governance – ESG integrated governance	Includes DR24a Fines for violation of anti-corruption and anti-bribery laws; DR24b Standards of anti-corruption and anti-bribery
G1-5 – Political influence and lobbying activities		Not a material sub-topic based on the outcome of our DMA
G1-6 – Payment practices		Not a material sub-topic based on the outcome of our DMA

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	273

Financial statements	Notes	Appendices	Definitions
Financial
statements

Consolidated financial statements
274	Reports of independent registered public accounting firms
277	Consolidated statements of operations
278	Consolidated statements of comprehensive income
279	Consolidated balance sheets
280	Consolidated statements of shareholders’ equity
282	Consolidated statements of cash flows
283	Notes to the Consolidated financial statements

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	274

Financial statements	Notes	Appendices	Definitions
Report of independent registered public accounting firm
To the Supervisory Board and Shareholders of ASML Holding N.V.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of ASML Holding N.V. and its subsidiaries (the
“Company”) as of December 31, 2025, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the
COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting, appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i)
relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue recognition – Identification of distinct performance obligations in volume purchase agreements
As disclosed by management, net sales were EUR 32,667.3 million for the year ended December 31, 2025. As described in Note 2 to the consolidated financial statements, the main portion of net sales are entered into with customers under volume purchase agreements (“VPAs”) that have multiple performance obligations, which mainly include sales of systems, system-related options, installation, training, and extended and enhanced warranties.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	275

Financial statements	Notes	Appendices	Definitions
Report of independent registered public accounting firm (continued)
The principal considerations for our determination that performing procedures relating to revenue recognition –
identification of distinct performance obligations in volume purchase agreements is a critical audit matter are a high degree of auditor subjectivity and effort in performing procedures and evaluating the sufficiency and appropriateness of audit evidence related to the identification of distinct performance obligations in material VPAs.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s revenue recognition process related to the identification of distinct performance obligations included in VPAs. These procedures also included, among others, (i) evaluating the identification of distinct performance obligations of material VPAs by obtaining and reading the agreement as well as relevant amendments and underlying accounting analysis and considering the specific terms, conditions, and promises introduced; and (ii) the identification of circumstances which may trigger the identification of additional performance obligations.
/s/ PricewaterhouseCoopers Accountants N.V.
Eindhoven, The Netherlands
February 25, 2026
We have served as the Company’s auditor since 2024.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	276

Financial statements	Notes	Appendices	Definitions
Report of independent registered public accounting firm
To the Shareholders and Supervisory Board
ASML Holding N.V.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of ASML Holding N.V. and subsidiaries (the
Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Accountants N.V.
Amstelveen, The Netherlands
March 5, 2025
We served as the Company’s auditor from 2015 to 2025.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	277

Financial statements	Notes	Appendices	Definitions
Consolidated statements of operations

Year ended December 31 (€, in millions, except per share data)	Notes	2023	2024	2025
Net system sales		21,938.6	21,768.7	24,474.3
Net service and field option sales		5,619.9	6,494.2	8,193.0
Total net sales	2, 3	27,558.5	28,262.9	32,667.3

Cost of system sales		(10,151.0)	(10,406.9)	(11,384.0)
Cost of service and field option sales		(3,271.4)	(3,364.0)	(4,025.3)
Total cost of sales[1]		(13,422.4)	(13,770.9)	(15,409.3)

Gross profit		14,136.1	14,492.0	17,258.0

Research and development (R&D) costs		(3,980.6)	(4,303.7)	(4,698.8)
Selling, general and administrative (SG&A) costs		(1,113.2)	(1,165.7)	(1,257.8)
Income from operations		9,042.3	9,022.6	11,301.4

Interest and other, net	16	41.2	19.8	104.7
Income before income taxes		9,083.5	9,042.4	11,406.1

Income tax expense	21	(1,435.8)	(1,680.6)	(2,013.4)
Income after income taxes		7,647.7	7,361.8	9,392.7

Profit from equity method investments	10	191.3	209.8	216.7
Net income		7,839.0	7,571.6	9,609.4

Basic net income per ordinary share	23	19.91	19.25	24.73
Diluted net income per ordinary share	23	19.89	19.24	24.71
Number of ordinary shares used in computing per share amounts:
Basic	23	393.8	393.3	388.5
Diluted	23	394.1	393.6	388.9
1.Cost of sales includes amounts with related parties of €3,503.1 million, €2,793.2 million and €2,854.5 million in 2025, 2024 and 2023, respectively.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	278

Financial statements	Notes	Appendices	Definitions
Consolidated statements of comprehensive income

Year ended December 31 (€, in millions)	Notes	2023	2024	2025
Net income		7,839.0	7,571.6	9,609.4

Other comprehensive income:
Proportionate share of OCI from equity method investments		0.2	(12.1)	14.1

Foreign currency translation, net of taxes:
Gain (loss) on foreign currency translation		(68.3)	91.9	(257.8)

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments		(15.8)	38.2	(88.4)
Transfers to net income from derivative financial instruments	25	0.6	(8.9)	13.8
Other comprehensive income, net of taxes		(83.3)	109.1	(318.3)

Total comprehensive income, net of taxes		7,755.7	7,680.7	9,291.1
Attributable to equity holders		7,755.7	7,680.7	9,291.1

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	279

Financial statements	Notes	Appendices	Definitions
Consolidated balance sheets

As of December 31 (€, in millions, except share and per share data)	Notes	2024	2025
Assets
Cash and cash equivalents	4	12,735.9	12,916.0
Short-term investments	4	5.4	405.9
Accounts receivable, net[1]	5	4,477.5	3,023.0
Finance receivables, net	6	82.6	613.5
Current tax assets	21	283.6	88.9
Contract assets	2	320.6	440.6
Inventories, net	7	10,891.5	11,429.3
Loans receivable[2]	26	—	266.1
Other assets[4]	8	1,940.3	1,432.8
Total current assets		30,737.4	30,616.1

Finance receivables, net	6	317.2	13.3
Deferred tax assets	21	1,940.7	1,719.4
Loans receivable[3]	26	1,456.6	1,653.9
Other assets[5]	8	790.8	1,057.1
Equity investments	9	—	1,320.7
Equity method investments	10	903.0	822.6
Goodwill	11	4,588.6	4,588.6
Other intangible assets, net	12	621.3	540.1
Property, plant and equipment, net	13	6,846.8	7,893.8
Right-of-use assets	14	387.2	341.0
Total non-current assets		17,852.2	19,950.5

Total assets		48,589.6	50,566.6

As of December 31 (€, in millions, except share and per share data)	Notes	2024	2025
Liabilities and shareholders’ equity
Accounts payable[6]		3,500.4	3,521.8
Accrued and other liabilities[7]	15	2,686.6	2,567.3
Current tax liabilities	21	283.3	486.6
Short-term borrowings and current portion of long-term debt	16	1,010.3	1,681.9
Contract liabilities	2	12,570.8	16,006.3
Total current liabilities		20,051.4	24,263.9

Long-term debt	16	3,677.3	2,709.0
Deferred and other income tax liabilities	21	299.2	183.0
Contract liabilities	2	5,625.4	3,366.3
Accrued and other liabilities	15	459.5	432.2
Total non-current liabilities		10,061.4	6,690.5

Total liabilities[8]		30,112.8	30,954.4

Ordinary shares; €0.09 nominal value;
700,000,000 shares authorized at December 31, 2025 (2024: 700,000,000)
385,417,665 issued and outstanding at December 31, 2025 (2024: 393,283,720)
Issued and outstanding shares		35.4	34.9
Share premium		4,049.0	4,107.1
Treasury shares at cost		(476.0)	(2,252.9)
Retained earnings		14,414.3	17,587.3
Accumulated other comprehensive income		454.1	135.8
Total shareholders’ equity	22	18,476.8	19,612.2

Total liabilities and shareholders’ equity		48,589.6	50,566.6
1.Accounts receivable includes amounts with related parties of €1.1 million and €70.8 million at December 31, 2025 and 2024, respectively.
2.Loans receivable – current includes amounts with related parties of €260.2 million and €0.0 million at December 31, 2025 and 2024, respectively.
3.Loans receivable – non-current includes amounts with related parties of €1,647.3 million and €1,440.8 million at December 31, 2025 and 2024, respectively.
4.Other assets – current includes amounts with related parties of €323.5 million and €815.8 million at December 31, 2025 and 2024, respectively.
5.Other assets – non-current includes amounts with related parties of €868.4 million and €599.9 million at December 31, 2025 and 2024, respectively.
6.Accounts payable includes amounts with related parties of €1,085.8 million and €955.8 million at December 31, 2025 and 2024, respectively.
7.Accrued and other liabilities – current includes amounts with related parties of €123.0 million and €199.9 million at December 31, 2025 and 2024, respectively.
8.For information regarding commitments and contingencies, see Note 17 Commitments and contingencies.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	280

Financial statements	Notes	Appendices	Definitions
Consolidated statements of shareholders’ equity

	Notes	Issued and outstanding shares		Share premium	Treasury shares at cost	Retained earnings	OCI[1]	Total
(€, in millions)		Number	Amount
Balance at January 1, 2023		394.6	36.3	3,940.8	(4,641.3)	9,046.7	428.3	8,810.8
Components of comprehensive income:
Net income		—	—	—	—	7,839.0	—	7,839.0
Proportionate share of OCI from equity method investments		—	—	—	—	—	0.2	0.2
Gain (loss) on foreign currency translation		—	—	—	—	—	(68.3)	(68.3)
Gain (loss) on financial instruments		—	—	—	—	—	(15.2)	(15.2)
Total comprehensive income		—	—	—	—	7,839.0	(83.3)	7,755.7

Purchase of treasury shares	22	(1.6)	—	—	(1,000.0)	—	—	(1,000.0)
Cancellation of treasury shares	22	—	(0.3)	—	2,105.1	(2,104.8)	—	—
Share-based payments	20	—	—	134.8	—	—	—	134.8
Issuance of shares	20	0.5	—	(77.5)	230.0	(53.1)	—	99.4
Dividend paid	22	—	—	—	—	(2,348.3)	—	(2,348.3)
Balance at December 31, 2023		393.5	36.0	3,998.1	(3,306.2)	12,379.5	345.0	13,452.4

Components of comprehensive income:
Net income		—	—	—	—	7,571.6	—	7,571.6
Proportionate share of OCI from equity method investments		—	—	—	—	—	(12.1)	(12.1)
Gain (loss) on foreign currency translation		—	—	—	—	—	91.9	91.9
Gain (loss) on financial instruments		—	—	—	—	—	29.3	29.3
Total comprehensive income		—	—	—	—	7,571.6	109.1	7,680.7

Purchase of treasury shares	22	(0.6)	(0.1)	—	(499.9)	—	—	(500.0)
Cancellation of treasury shares	22	—	(0.5)	—	3,050.4	(3,049.9)	—	—
Share-based payments	20	—	—	172.6	—	—	—	172.6
Issuance of shares	20	0.4	—	(121.7)	279.7	(34.0)	—	124.0
Dividend paid	22	—	—	—	—	(2,452.9)	—	(2,452.9)
Balance at December 31, 2024		393.3	35.4	4,049.0	(476.0)	14,414.3	454.1	18,476.8

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	281

Financial statements	Notes	Appendices	Definitions
Consolidated statements of shareholders’ equity (continued)

	Notes	Issued and outstanding shares		Share premium	Treasury shares at cost	Retained earnings	OCI[1]	Total
(€, in millions)		Number	Amount
Balance at December 31, 2024		393.3	35.4	4,049.0	(476.0)	14,414.3	454.1	18,476.8
Components of comprehensive income:
Net income		—	—	—	—	9,609.4	—	9,609.4
Proportionate share of OCI from equity method investments		—	—	—	—	—	14.1	14.1
Gain (loss) on foreign currency translation		—	—	—	—	—	(257.8)	(257.8)
Gain (loss) on financial instruments		—	—	—	—	—	(74.6)	(74.6)
Total comprehensive income		—	—	—	—	9,609.4	(318.3)	9,291.1

Purchase of treasury shares	22	(8.3)	—	—	(5,950.0)	—	—	(5,950.0)
Cancellation of treasury shares	22	—	(0.5)	—	3,778.3	(3,777.8)	—	—
Share-based payments	20	—	—	202.3	—	—	—	202.3
Issuance of shares	20	0.4	—	(144.2)	394.8	(108.3)	—	142.3
Dividend paid	22	—	—	—	—	(2,550.3)	—	(2,550.3)
Balance at December 31, 2025		385.4	34.9	4,107.1	(2,252.9)	17,587.3	135.8	19,612.2
1.As of December 31, 2025, accumulated OCI consists of €35.0 million gain relating to our proportionate share of other comprehensive income from equity method investments (2024: €20.9 million gain; 2023: €33.0 million gain), €153.7 million relating to foreign currency translation gain (2024:
€411.5 million gain; 2023: €319.6 million gain) and €52.9 million relating to unrealized loss on financial instruments (2024: €21.7 million gain; 2023: €7.6 million loss).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	282

Financial statements	Notes	Appendices	Definitions
Consolidated statements of cash flows

Year ended December 31 (€, in millions)	Notes	2023	2024	2025
Cash flows from operating activities
Net income		7,839.0	7,571.6	9,609.4
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization[1]	12, 13	739.8	918.6	1,025.9
Impairment and loss on disposal	12, 13	37.5	35.8	49.7
Share-based compensation expense	18, 20	134.8	172.6	202.3
Inventory reserves	7	485.3	554.7	469.4
Deferred tax expense (benefit)	21	(133.6)	(144.8)	180.7
Equity method investments[2]	10, 26	4.2	4.4	94.6
Changes in assets and liabilities:
Accounts receivable, net	5	959.9	(139.9)	1,415.5
Finance receivables, net	6	(88.6)	1,038.7	(227.2)
Inventories	7	(1,646.9)	(1,860.9)	(832.5)
Other assets	8	(344.3)	(1,299.0)	(561.9)
Accrued and other liabilities	15	222.0	625.5	(237.3)
Accounts payable		(261.7)	1,127.6	13.4
Current tax assets and liabilities	21	(939.4)	689.5	334.1
Contract assets and liabilities	2	(1,564.6)	1,871.8	1,122.4
Net cash provided by operating activities		5,443.4	11,166.2	12,658.5

Cash flows from investing activities
Purchase of property, plant and equipment[3]	13	(2,155.6)	(2,067.2)	(1,573.6)
Purchase of intangible assets	12	(40.6)	(15.9)	(57.6)
Purchase of short-term investments	4	(23.6)	(305.2)	(406.2)
Maturity of short-term investments	4	125.6	305.2	5.3
Purchase of equity investments	9	—	—	(1,302.2)
Loans issued and other investments[4]	26	(561.5)	(526.2)	(703.7)
Repayment on loans[5]	26	—	—	260.2
Acquisition of subsidiaries (net of cash acquired)		(33.6)	—	—
Net cash used in investing activities		(2,689.3)	(2,609.3)	(3,777.8)

Year ended December 31 (€, in millions)	Notes	2023	2024	2025
Cash flows from financing activities
Dividend paid	22	(2,348.3)	(2,452.9)	(2,550.3)
Purchase of treasury shares	22	(1,000.0)	(500.0)	(5,950.0)
Net proceeds from issuance of shares	20	99.4	124.0	142.3
Net proceeds from issuance of borrowings	16	997.8	22.5	754.2
Repayment of debt and finance lease obligations	14, 16	(752.8)	(25.7)	(1,066.7)
Net cash used in financing activities		(3,003.9)	(2,832.1)	(8,670.5)

Net cash flows		(249.8)	5,724.8	210.2
Effect of changes in exchange rates on cash		(13.8)	6.4	(30.1)
Net increase (decrease) in cash and cash equivalents		(263.6)	5,731.2	180.1
Cash and cash equivalents at beginning of the year	4	7,268.3	7,004.7	12,735.9
Cash and cash equivalents at end of the year	4	7,004.7	12,735.9	12,916.0

Supplemental disclosures of cash flow information
Change in unpaid portion of property, plant and equipment, excluded in investing activities, included in accounts payable		49.3	23.6	22.3
Interest received		190.8	169.5	201.3
Interest paid		(137.8)	(160.0)	(114.5)
Income taxes paid, net of refunds		(2,568.3)	(1,098.0)	(1,621.4)
1.Depreciation and amortization include depreciation of property, plant and equipment, amortization of intangible assets, and other (amortization of underwriting commissions, amortization of discounts related to borrowings, credit facilities and accretion of loans issued at a discount).
2.Equity method investments relates to our 24.9% equity interest in Carl Zeiss SMT Holding GmbH & Co. KG and includes our share of the net result, dividends received and other equity movements, as well as the capitalization of our R&D funding to Carl Zeiss SMT Holding GmbH &
Co. KG as disclosed in Note 26 Related parties and variable interest entities. The dividend received is a cash inflow of €320.5 million (2024:
€225.4 million; 2023: €218.0 million).
3.Purchase of property, plant and equipment includes a cash outflow of €0.0 million (2024: €0.0 million; 2023: €45.1 million) to related parties.
4.Loans issued and other investments includes a cash outflow of €703.7 million (2024: €528.4 million, 2023: €548.0 million) net of €121.8 million
(2024: €81.6 million, 2023: €0.0 million) unamortized discount included in other assets, to related parties.
5.Repayment on loans includes a cash inflow of €256.9 million (2024:€0.0 million, 2023: €0.0 million) from related parties.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	283

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements
1. General information / summary of general accounting policies
ASML is a leading supplier to the semiconductor industry. We provide chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with our partners, we drive the advancement of more affordable, more powerful and more energy-efficient microchips. We enable groundbreaking technology to solve some of humanity’s toughest challenges in healthcare, energy use and conservation, mobility and agriculture. Headquartered in Europe’s top tech hub, the Brainport Eindhoven region in the Netherlands, we are a global team of more than 44,000 employees (FTEs). Our principal operations are in EMEA, North America and Asia.
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
We believe that the accounting policies described below require us to make judgments and estimates in the preparation of our Consolidated financial statements. We believe that these estimates and the related assumptions are appropriate, however we do not believe any of them constitute critical accounting estimates that involve a significant level of uncertainty that is reasonably likely to have a material impact on the Consolidated financial statements.
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
New US GAAP accounting pronouncements adopted
We have applied the following accounting pronouncements for the first time for the annual reporting period commencing 1 January 2025:
•ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
Applicable disclosures are included in Note 21 Income taxes.
New US GAAP accounting pronouncements issued but not adopted
The new and amended accounting pronouncements that are issued, but not yet effective, up to the date of issuance of the Consolidated financial statements, and for which a material effect is expected, are disclosed below. We intend to adopt these new and amended accounting pronouncements, if applicable, when they become effective.
ASU 2024-03 – Disaggregation of Income Statement Expenses
The standard requires disaggregated disclosure of income statement expenses. It requires disaggregation of certain expense captions into specified categories in disclosures within the notes to the financial statements. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted.
We are currently evaluating the effect of this new guidance on our Consolidated financial statements.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	284

Financial statements	Notes	Appendices	Definitions
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
For options to buy goods or services that are considered a material right, the discount offered from the standalone selling price will be allocated from the consideration of the other goods and services in the contract if it is determined the customer will exercise the option to buy, adjusted for the likelihood that the customer will exercise the option. Revenue will be recognized in line with the nature of the related goods or services. If it is subsequently determined that the customer will not exercise the option to buy, or the option expires, revenue will be recognized.
Occasionally we enter into bill-and-hold transactions, where we invoice a customer for a system that is ready for delivery but not shipped to the customer until a later date, based on the customer’s request. Transfer of control is determined to have occurred only when there is a substantive reason for the arrangement, the system is separately identified as belonging to the customer, the good has been accepted by the customer and is ready for delivery, and we do not have the ability to direct the use of the system.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	285

Financial statements	Notes	Appendices	Definitions
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
lease. If material, revenue from operating lease arrangements is recognized in the Consolidated statements of operations on a straight-line basis over the term of the lease contract.

Goods or services	Nature, timing of satisfying the performance obligations and significant payment terms
New systems
New systems sales include i-line, KrF, ArF dry, ArF immersion, NXE and EXE-related systems, along with the related factory options ordered with the base system, as well as metrology and inspection systems.

Prior to shipment, the majority of our systems undergo a factory acceptance test (FAT)
in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the integrated system meets its standard specifications and any additional technical and performance criteria agreed with the customer.

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
however, we may repurchase systems that we previously manufactured and sold, in order to refurbish and resell the system to a different customer. This repurchase decision is mainly driven by market demand expressed by other customers.

Transfer of control of a used system, and recognition of revenue, follow the same logic as for our ‘New systems’.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	286

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)

Goods or services	Nature, timing of satisfying the performance obligations and significant payment terms
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

Service contracts
Service contracts are entered into with our customers to support our systems used in their ongoing operations during the systems life cycle, typically in the form of full-
service agreements, limited manpower agreements, other labor agreements, parts availability or parts usage agreements. These services are for a specified period of time and typically have a fixed price. Control transfers over this period of time, measured on a straight-line basis, as these are stand-ready obligations. For service contracts where the price is not fixed, the transaction price has a variable component that is based on the performance of the system.

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

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	287

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Disaggregation of revenue
Our revenue from contracts with customers, on a disaggregated basis, aligns with our reportable segment disclosures with the addition of disaggregation of net system sales per technology and per end-use.
Net system sales per technology were as follows:

Year ended December 31	2023		2024		2025
	in units	in € millions	in units	in € millions	in units	in € millions
EXE	—	—	2	465.0	4	1,156.9
NXE	53	9,124.0	42	7,856.4	44	10,445.8
ArF immersion	125	9,017.4	129	9,667.0	131	10,311.4
ArF dry	32	780.2	28	774.4	16	427.0
KrF	184	2,202.5	152	1,991.2	78	1,001.3
I-line	55	278.4	65	369.2	54	307.3
Metrology & Inspection	151	536.1	165	645.5	208	824.6
Total	600	21,938.6	583	21,768.7	535	24,474.3
Net system sales per end-use were as follows:

Year ended December 31	2023		2024		2025
	in units	in € millions	in units	in € millions	in units	in € millions
Logic	439	15,984.7	399	13,195.1	364	16,054.1
Memory	161	5,953.9	184	8,573.6	171	8,420.2
Total	600	21,938.6	583	21,768.7	535	24,474.3
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
balance sheets. Consequently, a contract balance can change between periods from a net contract asset balance to a net contract liability balance in the balance sheet, and vice versa.
Significant changes in the contract assets and the contract liabilities balances during the periods are as follows.

Year ended December 31 (€, in millions)	2024		2025
	Contract assets	Contract liabilities	Contract assets	Contract liabilities
Balance at beginning of the year	240.1	16,266.5	320.6	18,196.2
Transferred from contract assets to accounts receivables	(213.2)	—	(294.4)	—
Revenue recognized during the year ending in contract assets	275.9	—	649.7	—
Revenue recognized that was included in contract liabilities	—	(9,047.5)	—	(11,516.6)
Changes as a result of cumulative catch-up adjustments arising from changes in estimates and contract modifications	—	(61.3)	—	131.6
Remaining performance obligations for which considerations have been received, or for which we have an unconditional right to consideration	—	11,483.4	—	14,013.3
Transfer between contract assets and liabilities	17.8	17.8	(235.3)	(235.3)
Other	—	(462.7)	—	(1,216.6)
Total	320.6	18,196.2	440.6	19,372.6

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	288

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The increase in the net contract liabilities to €18.9 billion as of December 31, 2025, compared to €17.9 billion as of
December 31, 2024, is mainly driven by an increase in down payments for goods and services which will be delivered in the future. Cumulative catch-up adjustments recognized in our current year’s revenue are due to updated estimates for system volume, discounts and credits included in our volume purchase agreements. The increase in ‘other’, compared to 2024, is mainly due to an increase of down payments refunded to customers during 2025. Refund liabilities outstanding at the end of 2025 are presented as accrued and other liabilities in the Consolidated balance sheets.
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
As of December 31, 2025, the remaining performance obligations amount to €46.5 billion (December 31, 2024:
€43.3 billion). The remaining performance obligations mainly include orders related to NXT immersion, NXE and EXE lithography systems. We estimate that 65% (December 31, 2024: 59%) of these anticipated revenues will be recognized during the next 12 months.
3. Segment disclosure
ASML has one reportable segment, since we are a holistic lithography solution provider, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. The Chief Operating Decision Maker regularly sets and monitors goals and boundaries on a consolidated basis to make decisions about resource allocation and assess performance. ASML’s Chief Operating Decision Maker is the combination of the functions of the CEO and CFO.
Management reporting includes net system sales figures of new and used systems, sales per technology and sales per end-use. For sales per technology and end-use, see Note 2 Revenue from contracts with customers. The Chief
Operating Decision Maker predominantly uses consolidated US GAAP net income and sales to evaluate income generated from segment assets in deciding whether to reinvest profits into the segment or invest in other activities, such as share buybacks or payments of dividends. Consolidated net income and sales are used to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment.
All significant segment expenses are presented in the Consolidated statements of operations and are regularly reviewed by the Chief Operating Decision Maker.
Net system sales for new and used systems were as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
New systems	21,622.4	21,139.7	23,898.6
Used systems	316.2	629.0	575.7
Net system sales	21,938.6	21,768.7	24,474.3
For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets, consisting of Property, plant and equipment and Right-of-use assets are attributed to the geographic location in which these assets are located. Total net sales and long-lived assets by geographic region were as follows:

Year ended December 31 (€, in millions)	2023		2024		2025
	Total net sales	Long-lived assets	Total net sales	Long-lived assets	Total net sales	Long-lived assets
Japan	613.6	10.4	1,156.0	16.0	1,420.9	20.9
South Korea	6,949.2	148.1	6,408.8	241.6	8,159.6	348.7
Singapore	282.1	5.0	285.0	4.3	608.4	8.4
Taiwan	8,074.6	354.5	4,354.0	473.8	8,337.9	531.7
China	7,251.8	48.6	10,195.1	72.7	9,519.7	70.9
Rest of Asia	3.9	0.2	3.5	0.1	2.7	1.8
Netherlands	25.1	3,783.6	16.6	4,621.4	4.7	5,342.4
EMEA	1,206.8	314.5	1,322.1	443.1	524.3	529.6
United States	3,151.4	1,134.9	4,521.8	1,361.0	4,089.1	1,380.4
Total	27,558.5	5,799.8	28,262.9	7,234.0	32,667.3	8,234.8
In 2025, four customers each individually exceeded 10% of total net sales, totaling €20.0 billion, or 61.2%, of total net sales. In 2024 four customers and in 2023, two customers exceeded 10% of total net sales, in 2024 totaling €15.2 billion, or 53.8% (2023: €14.9 billion, or 53.9%). Our three largest customers (based on total net sales) accounted for
€1.3 billion, or 35.4%, of accounts receivable and finance receivables at December 31, 2025, compared with €2.6 billion, or 54.1%, at December 31, 2024 and €3.7 billion, or 64.4%, at December 31, 2023.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	289

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The increase in total net sales of €4.4 billion, or 15.6%, to €32.7 billion in 2025, from €28.3 billion in 2024 was primarily driven by greater NXE and NXT immersion adoption supported by leading-edge foundry investments for AI demand, EXE systems being delivered to and installed at more customers, and higher net service and field option sales. This was partially offset by the decrease in the sales volumes of other DUV lithography systems.
Net service and field option sales increased mainly due to the growing installed base of systems, higher levels of lithography tool use for certain customers, and more NXE field upgrades.
The Logic sector benefited from positive momentum in AI-related demand across leading-edge foundry and capacity additions for next nodes. The Memory sector showed a continuation of high demand, fueled by investment in high-
bandwidth memory and DDR5 to support AI-related applications. Taiwan and South Korea recorded the largest absolute geographic sales growth, driven by capacity expansions to support increasing AI-related demand.
The increase in long-lived assets in the Netherlands during 2025 is primarily related to factory and research facility expansions in Veldhoven. The increase in the US is primarily related to the expansion of the Wilton factory site, the increase in South Korea to new office space in Hwaseong and the increase in Taiwan to a new multifunctional campus in Taipei.
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
Investments with original maturities at the date of acquisition greater than three months and less than one year are presented as short-term investments. Fair value changes in these investments, which are not temporary, are recognized in the Consolidated statements of operations. Short-term investments have immaterial interest rate risk.
Cash and cash equivalents and short-term investments consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Deposits with financial institutions, governments and government-related bodies	4,850.4	5,558.5
Investments in money market funds	6,379.2	6,222.2
Bank accounts	1,506.3	1,135.3
Cash and cash equivalents	12,735.9	12,916.0

Deposits with financial institutions, governments and government-related bodies	5.4	405.9
Short-term investments	5.4	405.9
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
As of December 31, 2025, no restrictions on usage of cash and cash equivalents exist (2024: no restrictions).
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
When entering into arrangements to sell our receivable, we derecognize the receivable only when meeting the derecognition criteria. The criteria require isolation from the seller, granting the buyer the right to pledge or exchange the receivables and/or ensuring no continuing involvement in the transferred receivables, and legal transfer of control over the receivable.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	290

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Accounts receivable consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Accounts receivable, gross	4,477.5	3,023.0
Allowance for credit losses	—	—
Accounts receivable, net	4,477.5	3,023.0
The decrease in accounts receivable as of December 31, 2025, compared to December 31, 2024, is mainly due to increased factoring of receivables and the timing of cash receipts from our customers.
In 2025, €6,212.5 million of receivables were sold through factoring arrangements (2024: €2,042.7 million). The amounts consist of €2,704.8 million (2024: €1,639.9 million) of regular trade receivables and €3,507.7 million (2024:
€402.8 million) of absolute, unconditional, irrevocable accounts receivable for down payments on systems to be shipped in 2026 and thereafter. These receivables have been derecognized, since the assets were isolated from the seller, control was transferred to the buyer and there were no restrictions on the buyer related to the factored items.
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
considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, expected lifetime losses and current economic conditions that may affect a customer’s ability to pay.
The following table lists the components of the finance receivables as of December 31, 2025 and 2024:

Year ended December 31 (€, in millions)	2024	2025
Finance receivables, gross	399.8	626.8
Unearned interest	—	—
Finance receivables, net	399.8	626.8
Current portion of finance receivables, gross	82.6	613.5
Current portion of unearned interest	—	—
Non-current portion of finance receivables, net	317.2	13.3
The increase in finance receivables as of December 31, 2025, compared to December 31, 2024, is the result of additional systems shipped with a free-use or evaluation period, partially offset by systems being purchased at the end of their free-use or evaluation period. These sales-type leases mainly support the capacity ramp-up of high-end systems which are part of the early-insertion life cycle of the technology or system type. It is expected that these systems will be purchased at the end of the free-use or evaluation period.
Gross profit recognized at the commencement date of the lease for our sales-type leases amounted to €186.4 million during 2025 (2024: €114.3 million; 2023: €460.9 million).
At December 31, 2025, payments of the finance receivables in the next three years and thereafter are:

(€, in millions)	Amount
2026	613.5
2027	13.3
2028 and thereafter	—
Finance receivables, gross	626.8
In 2025, 2024 and 2023 we did not record any expected credit losses from finance receivables. As of December 31,
2025, the finance receivables were neither past due nor impaired. A finance receivable is considered past due when a scheduled payment has not been received by its contractual due date.
7. Inventories, net
Accounting policy
Inventory costs approximate costs determined on the first-in first-out basis. Our inventory values comprise purchased materials, freight expenses, customs, duties, production labor and overhead. The valuation of inventory includes determining which fixed production overhead costs should be capitalized into inventory based on the normal capacity of our manufacturing and assembly facilities. During periods when production is below our established normal capacity level, some of our fixed overhead costs are not included in the cost of inventory;
instead, they are recognized as cost of sales as incurred.
Inventory is valued at the lower of cost or net realizable value, based on assumptions about future demand and market conditions. Valuation of inventory also requires us to establish reserves for inventory that is defective, obsolete or in excess. We use our demand forecast to develop manufacturing plans and utilize this information to compare against raw materials and work-in-progress and finished product levels to determine the amount of defective, obsolete or excess inventory.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	291

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Inventories consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Raw materials	4,911.2	5,298.5
Work-in-process	4,872.3	4,768.5
Finished products	2,019.5	2,135.1
Inventories, gross	11,803.0	12,202.1
Inventory reserves	(911.5)	(772.8)
Inventories, net	10,891.5	11,429.3
The increase in gross inventory in 2025, compared to 2024, is mainly due to increasing raw materials to support our growing install base as well as increased number of systems bought back from our customers.
A summary of movements in the inventory reserves is as follows:

Year ended December 31 (€, in millions)	2024	2025
Balance at beginning of year	(693.2)	(911.5)
Additions for the year	(554.7)	(469.4)
Effect of changes in exchange rates	(1.7)	6.1
Utilization of the reserve	338.1	602.0
Balance at end of year	(911.5)	(772.8)
The additions for 2025, 2024 and 2023 are recorded in cost of sales. The additions for the year mainly relate to inventory items which became obsolete due to technological developments and design changes.
8. Other assets
Other current and non-current assets consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Advance payments to Carl Zeiss SMT GmbH[1]	815.8	323.5
Prepaid expenses	555.5	538.0
Derivative financial instruments[2]	96.5	33.6
VAT receivable	279.1	187.2
Other assets	193.4	350.5
Other current assets	1,940.3	1,432.8

Advance payments to Carl Zeiss SMT GmbH[1]	599.9	868.4
Prepaid expenses	49.5	46.1
Compensation plan assets	113.1	129.9
Other assets	28.3	12.7
Other non-current assets	790.8	1,057.1
1.For further details on advance payments to Carl Zeiss SMT GmbH, see Note 26 Related parties and variable interest entities.
2.For further details on derivative financial instruments, see Note 25 Financial risk management.
Prepaid expenses mainly include prepaid income taxes of intercompany profit on inventory that has not yet been realized by ASML of €375.6 million (2024: €380.1 million).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	292

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
9. Equity investments
Accounting policy
Our equity investments do not have a readily determinable fair value and do not qualify for the Net Asset Value practical expedient, therefore we elect to measure these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.
We perform a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss.
To identify observable price changes, we consider relevant transactions that occurred on or before the balance sheet date.
On September 9, 2025, ASML and Mistral AI announced an investment and partnership agreement for which ASML invested €1.3 billion in Mistral AI’s Series C funding round as lead investor. This resulted in ASML holding an 11.1%
share on a fully diluted basis in Mistral AI as per December 31, 2025.
The following table shows changes in equity investments:

Year ended December 31 (€, in millions)	2024	2025
Balance at beginning of year	—	—
Additions	—	1,302.2
Disposals	—	—
Other changes	—	18.5
Balance at end of year	—	1,320.7
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
We amortize the basis difference related to the other intangible assets over the estimated remaining useful lives of these assets that gave rise to this difference. The remaining weighted-average life of the finite-lived intangible assets acquired is 11.1 years and is amortized using a straight-line method. In-process R&D is initially capitalized at fair value as an intangible asset with an indefinite life. When the R&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If the project is abandoned, we will record the full basis difference charge for the value of the related intangible asset in our Consolidated statements of operations in the period of abandonment. Equity method goodwill is not amortized or tested for impairment;
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
For the year ended December 31, 2025, we recorded a profit from Equity method investments of €216.7 million (2024:
€209.8 million) in our Consolidated statements of operations. This profit includes the following components:
•Profit of €322.8 million (2024: €216.4 million) related to our share of Carl Zeiss SMT Holding GmbH & Co. KG’s net income after accounting policy alignment
•Cost due to basis difference amortization related to intangible assets of €29.7 million (2024: €27.4 million)
•Cost/(Gain) due to intercompany profit elimination of €76.4 million (2024: €(20.8) million)
In 2025, we received a dividend of €320.5 million (2024: €225.4 million) from Carl Zeiss SMT Holding GmbH & Co. KG.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	293

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
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
Goodwill mainly resulted from the acquisitions of Cymer and HMI. The balance as of December 31, 2025, is €4,588.6 million (2024: €4,588.6 million).
We have identified two reporting units: Reporting Unit ASML and reporting unit Cymer Light Sources. As of
December 31, 2025, the goodwill allocated to reporting unit ASML amounts to €4,126.3 million (2024: €4,126.3 million) and reporting unit Cymer Light Sources amounts to €462.3 million (2024: €462.3 million).
Based on our assessment during the annual goodwill impairment test, we believe it is more likely than not that the fair values of the reporting units exceed their carrying amounts, and therefore goodwill was not impaired as of
December 31, 2025. The accumulated impairment as of December 31, 2025, is nil (2024: nil).
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
Finite-lived intangible assets are assessed for impairment annually, or whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.
The following table shows the respective useful lives for intangible assets:

Category	Estimated useful life
Brands	20 years
Intellectual property	3–10 years
Developed technology	6–15 years
Customer relationships	8–18 years
Other	2–10 years

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	294

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
As of December 31, 2025, intangible assets consist mainly of brands, intellectual property, developed technology, customer relationships obtained from the acquisitions of Cymer (2013) and HMI (2016) as well as capitalized costs relating to internal use software:

€, in millions	Brands	Intellectual property	Developed technology	Customer relationships	Other	Total
Cost
Balance at January 1, 2024	38.9	147.1	1,220.2	228.6	260.1	1,894.9
Additions	—	—	—	—	14.3	14.3
Disposals	—	—	—	—	(0.6)	(0.6)
Effect of changes in exchange rates	—	—	—	—	(0.1)	(0.1)
Balance at December 31, 2024	38.9	147.1	1,220.2	228.6	273.7	1,908.5

Additions	—	—	—	—	58.5	58.5
Disposals	—	—	—	—	(11.6)	(11.6)
Effect of changes in exchange rates	—	—	—	—	0.9	0.9
Balance at December 31, 2025	38.9	147.1	1,220.2	228.6	321.5	1,956.3

Accumulated amortization and impairment
Balance at January 1, 2024	16.8	104.1	754.2	134.0	144.1	1,153.2
Amortization	1.9	8.3	74.5	12.6	28.7	126.0
Impairment charges	—	—	—	—	8.0	8.0
Disposals	—	—	—	—	(0.5)	(0.5)
Effect of changes in exchange rates	—	—	—	—	0.5	0.5
Balance at December 31, 2024	18.7	112.4	828.7	146.6	180.8	1,287.2

Amortization	1.9	8.1	74.5	12.6	26.4	123.5
Impairment charges	—	6.5	—	—	—	6.5
Disposals	—	—	—	—	(0.1)	(0.1)
Effect of changes in exchange rates	—	—	—	—	(0.9)	(0.9)
Balance at December 31, 2025	20.6	127.0	903.2	159.2	206.2	1,416.2

Carrying amount
December 31, 2024	20.2	34.7	391.5	82.0	92.9	621.3
December 31, 2025	18.3	20.1	317.0	69.4	115.3	540.1

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	295

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The Consolidated statements of operations include the following amortization charges:

Year ended December 31 (€, in millions)	2023	2024	2025
Cost of sales	102.7	103.8	94.2
R&D costs	19.5	20.8	24.8
SG&A	5.4	1.4	4.5
Total amortization	127.6	126.0	123.5
As of December 31, 2025, the intangible assets not yet available for use, as included in Other, amount to €54.3 million
(2024: €11.8 million) and are allocated to reporting unit ASML.
As of December 31, 2025, the estimated amortization expenses for intangible assets for the next five years and thereafter are as follows:

€, in millions	Amount
2026	116.6
2027	113.6
2028	90.8
2029	59.4
2030	54.4
Thereafter	51.0
Total	485.8
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
Property, plant and equipment is assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.
The following table shows the respective useful lives for Property, plant and equipment:

Category	Estimated useful life
Buildings	5–45 years
Machinery and equipment	1–7 years
Leasehold improvements	1–10 years
Furniture, fixtures and other	3–5 years

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	296

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Property, plant and equipment consists of the following:

€, in millions	Land and buildings	Machinery and equipment	Leasehold improvements	Furniture, fixtures and other	Total
Cost
Balance at January 1, 2024	4,323.4	3,690.0	478.5	587.9	9,079.8
Additions	1,120.1	756.5	116.9	65.8	2,059.3
Disposals	(3.2)	(45.6)	(0.3)	(7.6)	(56.7)
Net non-cash movements to/from Inventories	—	(40.0)	—	—	(40.0)
Effect of changes in exchange rates	8.1	(1.7)	(0.6)	12.5	18.3
Balance at December 31, 2024	5,448.4	4,359.2	594.5	658.6	11,060.7
Additions	1,029.4	474.2	43.3	49.3	1,596.2
Disposals	(3.9)	(59.3)	(5.0)	(6.2)	(74.4)
Net non-cash movements to/from Inventories	—	328.0	—	—	328.0
Effect of changes in exchange rates	(52.8)	(28.9)	(3.8)	(4.7)	(90.2)
Balance at December 31, 2025	6,421.1	5,073.2	629.0	697.0	12,820.3

Accumulated depreciation and impairment
Balance at January 1, 2024	1,243.1	1,605.6	361.5	376.4	3,586.6
Depreciation	169.4	506.8	38.4	72.7	787.3
Impairment charges	3.3	11.7	0.2	1.9	17.1
Disposals	—	(38.5)	—	(7.5)	(46.0)
Net non-cash movements to/from Inventories	—	(136.4)	—	—	(136.4)
Effect of changes in exchange rates	4.0	0.4	0.4	0.5	5.3
Balance at December 31, 2024	1,419.8	1,949.6	400.5	444.0	4,213.9
Depreciation	212.0	580.7	51.3	72.0	916.0
Impairment charges	5.6	5.9	—	—	11.5
Disposals	(3.2)	(40.2)	(4.6)	(6.2)	(54.2)
Net non-cash movements to/from Inventories	—	(109.1)	—	—	(109.1)
Effect of changes in exchange rates	(14.7)	(29.1)	(3.9)	(3.9)	(51.6)
Balance at December 31, 2025	1,619.5	2,357.8	443.3	505.9	4,926.5

Carrying amount
December 31, 2024	4,028.6	2,409.6	194.0	214.6	6,846.8
December 31, 2025	4,801.6	2,715.4	185.7	191.1	7,893.8

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	297

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
As of December 31, 2025, the carrying amount includes assets under construction of €1,771.0 million (2024: €1,729.7 million) primarily consisting of buildings, as well as machinery and equipment.
As of December 31, 2025, the carrying amount of land amounts to €377.1 million (2024: €304.3 million).
The additions in 2025 in land and buildings, as well as furniture, fixtures and other mainly relate to factory expansions in Wilton and Veldhoven, research facility expansions in Veldhoven, office space in Hwaseong and multifunctional campus in Taipei, all in order to support our continued growth.
The additions in 2025 in machinery and equipment mainly relate to the upgrade and expansion of production tooling to support the growth of our business, as well as investments in prototypes of new technologies.
The additions in 2025 in leasehold improvements mainly relate to installation of cleanrooms and warehouses for leased properties in both the Netherlands, US and China.
The Consolidated statements of operations include the following depreciation charges:

Year ended December 31 (€, in millions)	2023	2024	2025
Cost of sales	330.4	398.4	532.1
R&D costs	236.2	340.5	353.2
SG&A	39.0	48.4	30.7
Total depreciation	605.6	787.3	916.0
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
We have lease agreements with lease and non-lease components. The lease components are accounted for separately from non-lease components. The allocation of the consideration between lease and non-lease components is based on the relative standalone prices of lease components included in the lease contracts.
Right-of-use assets consist of the following leases:

Year ended December 31 (€, in millions)	2024	2025
Properties	333.7	296.6
Cars	7.6	9.4
Warehouses	42.6	29.6
Other	3.3	5.4
Right-of-use assets	387.2	341.0
ASML owns the majority of real estate for manufacturing, supply chain management, R&D and general administration at our headquarters in Veldhoven, the Netherlands. Our other locations worldwide, mostly related to customer support, are mainly leased. The total right-of-use assets related to properties includes a finance lease arrangement for land of €32.0 million per December 31, 2025 and €32.0 million per December 31, 2024.
The right-of-use assets decreased in 2025 compared to 2024 mainly due to amortization, partially offset by additions in properties and in warehouses.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	298

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Lease liabilities are split between current and non-current and are presented as part of Accrued and other liabilities.
The non-current portion mainly consists of properties and warehouses. From the total lease liability €16.5 million
(December 31, 2024: €16.9 million) relates to a finance lease while the rest relates to operating leases. For the year ended December 31, 2025, Lease liabilities decreased by €54.6 million, mainly due to lease payments during 2025.

Year ended December 31 (€, in millions)	2024	2025
Current	68.6	60.8
Non-current	237.4	190.6
Lease liabilities	306.0	251.4
The Consolidated statements of operations include the following lease expenses:

Year ended December 31 (€, in millions)	2023	2024	2025
Properties	40.4	50.2	46.6
Cars	5.9	6.1	5.7
Equipment	—	—	—
Warehouses	5.9	15.0	14.3
Other	0.8	2.2	3.8
Lease expenses	53.0	73.5	70.4
The total cash flows relating to the leases are as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
Total cash flows	148.2	96.3	88.7
The weighted average remaining lease term and weighted average discount rate related to the leases are as follows:

Year ended December 31	2023	2024	2025
Weighted average remaining lease term (months)	365	296	296
Weighted average discount rate (%)	2.5%	3.0%	2.9%
15. Accrued and other liabilities
Accrued and other liabilities consist of the following:

Year ended December 31 (€, in millions)	2024	2025
Costs to be paid[1]	536.1	498.6
Personnel-related items	1,599.6	1,734.0
Derivative financial instruments[2]	113.6	93.0
Lease liabilities[3]	306.0	251.4
Provisions	100.8	129.4
Standard warranty reserve	158.9	188.5
Refund liability	309.4	76.2
Other	21.7	28.4
Accrued and other liabilities	3,146.1	2,999.5
Less: non-current portion of accrued and other liabilities	459.5	432.2
Current portion of accrued and other liabilities	2,686.6	2,567.3
1.Costs to be paid includes an amount payable to related parties. For further details, see Note 26 Related parties and variable interest entities.
2.For further details on derivative financial instruments, see Note 25 Financial risk management.
3.For further details on lease liabilities, see Note 14 Right-of-use assets and lease liabilities.
Costs to be paid represent ASML’s estimate of contractual liabilities as of the reporting date, to be settled in a future period, based upon the underlying terms and conditions. Costs to be paid as of December 31, 2025, include VAT payables and accrued costs for unbilled services provided by suppliers, including contracted labor, outsourced services and consultancy.
Personnel-related items primarily consist of accrued short-term incentive (STI) bonus plans, vacation days, pension premiums, wage tax, and vacation allowances. The year-over-year increase in these accruals was mainly driven by an increase in the average salary per FTE, reflecting our ongoing investment in talent to support the growth and expansion of our business.
The refund liability represents the amount of consideration received from customers to which ASML does not expect to be entitled. Refund liabilities do not meet the definition of a contract liability.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	299

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The standard warranty reserve is based on historical product performance and total expected costs to fulfill our warranty obligation. Annually, we assess and update the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. Total movements in standard warranty reserve for the years 2025 and 2024 are as follows:

Year ended December 31 (€, in millions)	2024	2025
Balance at beginning of year	142.3	158.9
Additions for the year	210.0	237.9
Utilization of the reserve	(193.5)	(207.9)
Effect of exchange rates	0.1	(0.4)
Balance at end of year	158.9	188.5
16. Long-term debt, short-term borrowings, interest and other, net
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
Short-term borrowings comprise commercial paper issued under the Euro Commercial Paper (ECP) program. We classify borrowings as short-term when the group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period. Short-term borrowings are initially recognized at the amount of proceeds received and subsequently measured at amortized cost using the effective interest method. Interest on
ECP notes is typically prepaid and deducted from the proceeds at issuance, resulting in a discounted carrying amount. The amortization of this discount is recognized as interest expense in the Consolidated statements of operations over the term of the note. Net proceeds from the issuance of borrowings and the repayment of commercial paper are presented on a gross basis within the cash flows from financing activities in the Consolidated statements of cash flows.
Interest accruals and payments relating to long-term debt are accounted for as part of Accrued and other liabilities.
Interest and other costs are accrued and recognized with the passage of time over the agreed term, regardless of when the actual payment of interest or other costs occurs.
Long-term debt consists of the following (amounts for bonds represent carrying amount, not the principle amount):

Year ended December 31 (€, in millions)	2024	2025
€1,000 million 1.375% senior notes issued July 2016 and principal due July 7th 2026 interest annually payable on July 7th	967.7	991.3
€750 million 1.625% senior notes issued November 2016 and principal due May 28th 2027 interest annually payable on May 28th	720.1	731.5
€750 million 0.250% senior notes issued February 2020 and principal due February 25th 2030 interest annually payable on February 25th	744.8	745.8
€750 million 0.625% senior notes issued May 2020 and principal due May 7th 2029 interest annually payable on May 7th	748.3	748.7
€500 million 2.250% senior notes issued May 2022 and principal due May 17th 2032 interest annually payable on May 17th	478.2	465.5
€1,000 million 3.500% senior notes issued June 2023 and principal due December 6th 2025 interest annually payable on December 6th	1,010.3	—
Debt acquired from Berliner Glas (ASML Berlin GmbH)	18.2	16.4
Long-term debt	4,687.6	3,699.2
Less: current portion of long-term debt	1,010.3	990.2
Non-current portion of long-term debt	3,677.3	2,709.0
All senior notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100% of their principal amount on the maturity date.
Our obligations to make principal repayments under our senior notes, short-term borrowings and other borrowing arrangements excluding interest expense as of December 31, 2025, are as follows:

€, in millions	Amount
2026	1,694.8
2027	751.8
2028	1.8
2029	751.8
2030	751.8
Thereafter	507.3
Total debt maturities	4,459.3
Eurobonds
The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	300

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)

Year ended December 31 (€, in millions)	2024	2025
Amortized cost amount	4,736.9	3,740.3
Fair value interest rate swaps[1]	(67.5)	(57.5)
Carrying amount	4,669.4	3,682.8
1.The fair value of the interest rate swaps excludes accrued interest.
We use interest rate swaps to minimize the net interest exposure for the group by aligning the interest terms of the available cash and the interest-bearing debt. The fair value changes of these interest rate swaps are recorded on the
Consolidated balance sheets under Current and non-current accrued and other liabilities, as well as Current and non-
current other assets, and the carrying amount of the Eurobonds is adjusted for these fair value changes.
The following table summarizes the estimated fair value of our Eurobonds:

Year ended December 31 (€, in millions)	2024	2025
Principal amount	4,750.0	3,750.0
Carrying amount	4,669.4	3,682.8
Fair value[1]	4,561.8	3,590.8
1.Source: Bloomberg Finance LP.
The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2025. The fair value deviates from the principal amount, due to changes in market interest rates and credit spreads since the issue of our
Eurobonds, which carry a fixed coupon interest rate.
Debt acquired from Berliner Glas (ASML Berlin GmbH)
The loan of Berliner Glas (ASML Berlin GmbH) is a mortgage loan of €16.4 million with an annual interest rate of 0.5%, repayable in 2034. Debt decreased compared to 2024, due to repayments made in 2025.
Lines of credit
We maintain an available committed credit facility of €1.5 billion as of December 31, 2025 (2024: €1.5 billion), with a group of banks. No amounts were outstanding under the committed credit facility at the end of 2025 and 2024. This facility has a maturity date of May 2030 with one uncommitted one year extension option extending the maturity to
2031. Outstanding amounts under this credit facility will bear an interest of Euribor plus a margin. The margin depends on our credit rating. In addition, there is a fee based on the utilization percentage of the facility.
ASML also has non-committed lines of credit available. These facilities provide ASML with the ability to request short-
term unsecured loans from time to time for an aggregate amount not exceeding €3.0 billion. No amounts have been drawn under these lines of credit. Outstanding amounts under the non-committed facility will bear interest based on market conditions at the moment of drawdown.
Furthermore, ASML has non-committed guarantee facilities under which guarantees in the ordinary course of business, such as customs or rental guarantees, can be provided to third parties. These facilities also cover standby letters of credit, corporate credit cards and foreign exchange limits and are available in Euro, US dollar, Japanese yen and Taiwanese dollar. As of December 31, 2025 amounts of €40.5 million (2024: €44.1 million), JPY 10,200.0 million
(2024: JPY 4,825.0 million) and TWD 268.7 million (2024: TWD 553.7 million) were utilized under these facilities.
Short-term borrowings
The €1.5 billion ECP program allows ASML to issue commercial paper up to 364 days in tenor, in a number of currencies. As of December 31, 2025, we had €693.0 million (2024: nil) outstanding under our €1.5 billion ECP program and the carrying amount was €691.7 million (2024: nil) with a weighted-average interest rate of 2.03%.
Interest and other, net
Interest and other, net consists mainly of interest income and interest expenses. In 2025, the interest income component is €223.0 million (2024: €182.4 million; 2023: €193.9 million). Income mainly relates to interest income on cash and cash equivalents. In 2025, the interest expense component is €118.3 million (2024: €162.6 million; 2023:
€152.7 million). The expenses mainly relate to interest expense on our short-term borrowings, Eurobonds and interest rate swaps.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	301

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
17. Commitments and contingencies
Commitments
We have various contractual obligations, some of which are required to be recorded as liabilities in our Consolidated balance sheets, including long-term debt, short-term borrowings and lease commitments. Other contractual obligations, including unconditional purchase obligations, are generally not required to be recognized as liabilities but are required to be disclosed.
Our contractual obligations as of December 31, 2025, can be summarized as follows:

Payments due by period (€, in billions)	Total	1 year	2 years	3 years	4 years	5 years	>5 years
Long-term debt and short-term borrowings obligations, including interest[1]	4.6	1.7	0.8	—	0.8	0.8	0.5
Lease obligations[2]	0.3	0.1	0.1	—	—	—	0.1
Purchase obligations	12.7	9.6	1.7	1.0	0.1	0.1	0.2
Total contractual obligations	17.6	11.4	2.6	1.0	0.9	0.9	0.8
1.Long-term debt obligations mainly relate to principal amounts and interest payments of our Eurobonds. For the amounts excluding interest expenses and for further details, see Note 16 Long-term debt, short-term borrowings, interest and other, net.
2.For further details, see Note 14 Right-of-use assets and lease liabilities.
We have purchase obligations toward suppliers in the ordinary course of business which mainly relate to goods and services for our operations and obligations relating to further expansion and upgrade of our facilities. The general terms and conditions of the agreements relating to the major part of our purchase obligations as of December 31,
2025, contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the purchase agreements, in line with the timing of future sales. The terms and conditions that we normally agree with our suppliers give us additional flexibility to adapt our purchase obligations to our requirements in light of the cyclicality and technological developments inherent in the industry in which we operate.
Contingencies
ASML is subject to proceedings, litigation and other actual or potential claims, including those related to alleged or potential violation of laws and regulations. ASML’s customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of the losses incurred or damages assessed against them as a result of that infringement.
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
is uncertain.
As of December 31, 2025, management has determined that ASML does not have any material contingencies which are considered probable or reasonably possible for each year presented in our Consolidated balance sheets.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	302

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
18. Personnel expenses and employee information
Personnel expenses for all payroll employees were as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
Wages and salaries	4,447.0	5,001.2	5,460.2
Social security expenses	410.5	468.4	516.6
Pension and retirement expenses	348.9	395.2	433.7
Share-based payments	134.8	172.6	202.3
Personnel expenses	5,341.2	6,037.4	6,612.8
The continued increase in personnel expenses is primarily attributable to higher average wages and salaries per FTE, reflecting our ongoing investment in talent to support the growth and expansion of our business.
Short-term incentive bonus plans
We offer annual performance-based STI bonus plans to our employees. Bonus payouts vary depending on job grade, plan type, and both company and individual performance. For employees excluding the Board of Management, the payout average is 17% of annual base gross salary. The 2025 STI bonus is accrued for as part of Accrued and other liabilities in the Consolidated balance sheets and will be paid in the first quarter of 2026.
The STI bonus expenses for the (former) Board of Management and other employees were as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
Board of Management	6.0	5.3	7.3
Former Board of Management[1]	—	1.0	—
Other employees	712.6	816.8	951.0
Total STI bonus expenses	718.6	823.1	958.3
1.On April 24, 2024, Peter T.F.M. Wennink and Martin A. van den Brink stepped down from their roles as Presidents of ASML and are, therefore, presented as former Board of Management in 2024.
The average number of payroll employees in FTEs was:

Average number of payroll employees in FTEs	2023	2024	2025
Netherlands	19,876	21,811	22,801
Worldwide (including Netherlands)	38,805	41,697	43,267
The total number of payroll and temporary employees as of December 31 in FTE per sector was:

Year ended December 31 (in FTE)	2023	2024	2025
Customer Support and Sales	10,790	10,344	10,235
Manufacturing and Supply Chain Management	9,954	11,341	11,124
Strategic Supply Management	2,033	1,965	1,929
General and Administrative	4,035	4,385	4,473
Research and Development	15,604	15,992	16,448
Total	42,416	44,027	44,209
Less: Temporary employees	2,107	1,241	689
Payroll employees	40,309	42,786	43,520

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	303

Financial statements	Notes	Appendices	Definitions
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
•Under the regulations of the pension plan, the only obligation these participating companies have toward the pension fund is to pay the annual premium liability. Participating companies are under no obligation whatsoever to pay off any deficits the pension plan may incur. Nor have they any claim to any potential surpluses.
Our pension and retirement expenses for all employees for the years ended December 31, 2025, 2024 and 2023, were:

Year ended December 31 (€, in millions)	2023	2024	2025
Pension plan based on multi-employer union plan	244.4	276.3	296.6
Pension plans based on defined contribution and other plans	104.5	118.9	137.1
Pension and retirement expenses	348.9	395.2	433.7
The accrued pension premiums were €75.8 million as of December 31, 2025, and €75.9 million as of December 31, 2024.
Multi-employer union plan
In accordance with the collective bargaining agreements effective for the industry in which we operate, which have no expiration date, there are 23,711 eligible payroll employees in the Netherlands (54.5% of our total payroll FTEs) that participate in a multi-employer union plan. Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required employer contribution for that period.
This multi-employer union plan is managed by PME (Stichting Pensioenfonds van de Metalektro) and this plan covers approximately 1,618 companies and approximately 184,847 contributing members. Every participating company contributes a premium that is based on the same contribution rate. This contribution rate can fluctuate yearly based on the coverage ratio of the multi-employer union plan. For 2025, the contribution rate was 28.0% (2024: 28.0%;
2023: 28.0%). For 2025, our contribution to this multi-employer union plan (including the premiums paid by employees) was 19.5% (2024: 18.2%; 2023: 18.3%) of the total contribution to this plan. For 2026, we expect to contribute around €437.0 million to this plan (including the premiums paid by employees). The pension rights of each employee are based upon the employee’s average salary during employment.
The PME multi-employer union plan monitors its risks on a global basis and is subject to regulation by Dutch governmental authorities. By Dutch law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. The coverage ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is based on actual market interest rates. The legally required minimal coverage ratio is 104.3% (2024: 104.3%). Compared to the previous year, the coverage ratio of PME increased to 125.3% as per December 31, 2025 (December 31, 2024: 113.1%), which is higher than the intended minimum coverage ratio of 118.1%. ASML has no obligation to pay any deficits the pension fund may incur, nor does it have any claim to any potential surpluses.
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
at least three years after deferral. Expenses were close to nil relating to this plan in 2025, 2024 and 2023. As of
December 31, 2025, our liability under deferred compensation plans was €127.7 million (2024: €111.8 million).
The related compensation plan assets are €129.9 million (2024: €113.1 million).

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	304

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
20. Share-based compensation
ASML has the following share-based compensation plans in place for its employees:
•Long-term incentive (LTI) bonus plans
•Option plans
•Employee Share Purchase Plan
Long-term incentive bonus plans
Our long-term incentive (LTI) bonus plans are governed by the Employee Umbrella Share Plan, effective since January
1, 2014, and is applicable to all employees. The primary objective of this plan is to attract, reward, and retain qualified and experienced professionals in a competitive international labor market. Equity incentives granted under this plan typically have a vesting period of 2.5-to-3 years and are subject to service and/or performance criteria.
Employees may be granted either service-based or performance-based share plans. Under service-based plans, shares are granted at the start and vest after a defined service period. Performance-based plans follow a similar structure but are conditionally granted and subject to company-specific performance criteria, which may include both market-based and non-market-based elements. These shares vest upon completion of the service period and achievement of the performance targets at the vesting date.
The General Meeting approved the adoption of the most recent Remuneration Policy for the Board of Management, including the number of shares to be issued. The updated policy outlines the target and maximum levels of the long-
term incentive plans, associated performance measures, and payout zone percentages. Remuneration policies for employees are approved by the Board of Management. Additionally, the General Meeting authorized the Board of
Management to issue and grant ordinary shares, set limits on restricting or excluding shareholders’ pre-emption rights, and repurchase ordinary shares on behalf of the company within defined parameters.
The table below outlines the performance criteria and their respective weightings for the LTI performance plans granted in 2025.

LTI performance plan criteria	Market/Non-market element	Weight
Relative TSR	Market	25%
Strategic value drivers	Non-market	35%
Technology Leadership Index	Non-market	20%
ESG measures	Non-market	20%
Total		100%
Following the US executive order 14173, the non-financial ESG performance metrics were modified as follows:
•For the employees based in the US, the gender diversity performance measures are omitted, and an increased weighting is applied on the Employee engagement and Inclusion score (13.33%), and
•For the employees outside the US, the gender diversity performance measures are calculated excluding US employees.
All employees who are eligible for the LTI plan 2023-2025 and 2024-2026 will be impacted by this modification. There are no incremental fair value and no incremental compensation costs arising from the modifications.
Accounting policy
The fair value of the market-based element is measured at the grant date incorporating the expected vesting and expected value at vesting, using a tailored Monte Carlo simulation model. The fair value of the service plans and the non-market-based elements of the performance plans is the share price at grant date less the present value of expected dividends during the vesting period, as participants are not entitled to dividends payable during the vesting period. The likelihood of the conditions being met for service and non-market performance plans is assessed as part of the company’s best estimate of the number of equity instruments that will ultimately vest.
Participants are entitled to a conditional grant of company shares upon awarding. Performance plans are subject to cliff vesting and are accounted for on a straight-line basis. Service-only plans are subject to graded vesting. Each installment of the plan is therefore accounted as a separate grant with a separate fair value. This means that each installment will be separately measured and attributed to expense over the related vesting period. Expenses for the market-based element are recognized during vesting at a fixed vesting level (as the vesting expectation is incorporated in the fair value) provided that all other performance conditions are met. Expenses for the non-market-
based elements and service plans are recognized during vesting at expected vesting levels, which are updated during the vesting period as necessary, with a final update/adjustment at vesting date. All share-based remuneration expenses for equity-settled awards are recognized as personnel expense, with a corresponding entry in equity, during the vesting period of the award. Share-based remuneration expenses are included in the same income statement line or lines in the functional grouped Consolidated statements of operations as the compensation paid to the employees receiving the stock-based awards.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	305

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The most important assumptions for the calculation of the fair value of shares for the LTI performance plans, which include market-based performance criteria, are set out in this table:

Year ended December 31	2023	2024	2025
Share price in € at grant date	620.1	707.1	580.9
Expected volatility ASML	46.2%	40.0%	41.7%
Average volatility of the peer group	50.0%	43.3%	46.6%
Vesting period	2.9 years	2.9 years	2.7 years
Dividend yield	0.9%	0.7%	0.9%
Risk free interest rate (Eurozone)	2.4%	2.4%	1.8%
Risk free interest rate (US)	3.9%	4.2%	3.9%
An overview of the incurred and expected expenses for the LTI plans are set out in the following table:

Year ended December 31 (€, in millions)	2023	2024	2025
Incurred expenses	134.8	172.6	202.3
Expected expenses of conditionally granted plans in future periods	187.2	246.1	215.0
Weighted average period for recognizing these expected expenses	1.6 years	1.5 years	1.4 years
Recognized income tax benefit (excluding excess income tax benefits)	16.3	28.2	32.0
Details with respect to shares granted and vested during the year are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2023	2024	2025	2023	2024	2025
Total fair value of shares vested during the year (in millions)	175.5	161.4	139.4	127.0	155.2	166.6
Weighted average fair value of shares granted	587.42	801.78	636.49	624.10	848.18	660.67
A summary of the status of conditionally outstanding shares as of December 31, 2025, and changes during the year ended December 31, 2025, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date	Number of shares	Weighted average fair value at grant date
Conditional shares outstanding at January 1, 2025	280,353	680.02	410,680	734.50
Granted	261,198	636.49	279,674	660.67
Vested	(203,871)	650.87	(229,822)	711.06
Forfeited	(6,314)	632.69	(13,191)	714.28
Conditional shares outstanding at December 31, 2025	331,366	664.54	447,341	700.98
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
fixed exercise prices equal to the closing price of our shares listed at Euronext Amsterdam on grant date. The purchase of shares against the exercise price is settled with the employees involved through deductions on their salary and the issuance of shares upon exercising the stock options is deducted from our treasury shares.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	306

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Details with respect to stock options exercised and outstanding are set out in the following table:

	EUR-denominated			USD-denominated
Year ended December 31	2023	2024	2025	2023	2024	2025
Weighted average share price at stock option exercise	613.03	834.48	722.84	678.41	911.23	840.14
Aggregate intrinsic value of exercised stock options (in millions)	8.1	10.2	8.8	4.8	8.2	6.8
Weighted average remaining contractual term of exercisable options (in years)	1.48	0.83	0.32	1.43	0.84	0.30
Aggregate intrinsic value of exercisable stock options (in millions)	19.7	11.4	4.6	15.9	8.2	4.5
Aggregate intrinsic value of outstanding stock options (in millions)	19.7	11.4	4.6	15.9	8.2	4.5
The number and weighted average exercise prices of stock options as of December 31, 2025, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (in €)	Number of options	Weighted average exercise price per ordinary share (in $)
Outstanding, January 1, 2025	19,336	87.48	13,734	95.58
Granted	—	—	—	—
Exercised	(13,779)	87.04	(9,090)	94.62
Forfeited	—	—	—	—
Expired	(78)	93.03	(1)	88.10
Outstanding, December 31, 2025	5,479	88.52	4,643	97.47
Exercisable, December 31, 2025	5,479	88.52	4,643	97.47
Details with respect to stock options exercised in the relevant year and outstanding stock options as of December 31,
2025, are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (in €)	Number of outstanding options	Weighted average remaining contractual term of outstanding (years)	Range of exercise prices (in $)	Number of outstanding options	Weighted average remaining contractual term of outstanding (years)
80–90	3,569	0.19	80–90	—	0.00
90–100	1,910	0.56	90–100	2,976	0.15
100–110	—	0.00	100–110	1,667	0.56
Total	5,479	0.32	Total	4,643	0.30
Employee Share Purchase Plan
Additionally, we offer an Employee Share Purchase Plan to our payroll employees, except the Board of Management, which is excluded from participation in this plan. Through this plan, payroll employees are given the opportunity to buy our shares through their monthly paycheck. The maximum amount for which employees can participate in the plan amounts to 10.0% of their annual gross base salary. When employees retain the shares for a minimum of 12 months, ASML will pay out a 20.0% retention bonus in cash on the initial participation amount. This bonus is recorded as part of personnel expenses.
Accounting policy
The employee’s entitlements to a bonus under employee share purchase plans are accounted for on an accrual basis. The shares for employee share purchase plans are issued on a quarterly basis and the share purchase price is based on the closing share price of our listed shares on grant date, which is the date after our quarterly filings. The purchased shares by employees are issued from our treasury shares.
In 2025, ASML received €142.3 million (2024: €124.0 million; 2023: €99.4 million) from issuance of shares for our employee share purchase plan.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	307

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
21. Income taxes
Accounting policy
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of operating loss and tax credit carry forwards as well as for tax consequences attributable to differences between the balance sheets carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded for the difference.
Income tax expense includes current and deferred taxes on profit, related interest and penalties and non-recoverable withholding taxes insofar these qualify as income tax, as well as actual or potential withholding taxes on current and expected dividend income from group companies.
Consistent with the rules of intra-period allocation, current and deferred tax expense in principle are allocated to statement of operations or OCI in conjunction with the allocation of the underlying transaction.
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
Deferred income taxes originally recognized through OCI are recycled through earnings in future periods upon release of the connected item from OCI to the statement of operations.
We assess unrecognized tax benefits based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be realized upon settlement with a taxing authority or in a dispute with taxing authorities if the taxpayer takes the dispute to the court of last resort. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our income tax expense, and adjust the income tax expense, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.
Effective 2025, we adopted the guidance of ASU 2023-09 ‘Income Taxes (Topic 740): Improvements to Income Tax
Disclosures’, prospectively, with no impact on the financial statements only on the notes associated.
Income taxes are affecting our Consolidated statements of operations, Consolidated statements of comprehensive income and Consolidated balance sheets. The disclosure of the income taxes is therefore split into:
•Income tax expense
•Liability for unrecognized tax benefits
•Deferred taxes
Income tax expense
The components of income tax expense are as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
Netherlands	8,453.5	7,927.0	10,297.5
Foreign	630.0	1,115.4	1,108.6
Income before income taxes	9,083.5	9,042.4	11,406.1

Income tax (expense) / benefit current	(1,211.7)	(1,424.1)	(1,638.0)
Income tax (expense) / benefit deferred	(58.4)	67.5	(12.8)
Income tax (expense) / benefit Netherlands	(1,270.1)	(1,356.6)	(1,650.8)

Income tax (expense) / benefit current	(441.3)	(322.7)	(359.1)
Income tax (expense) / benefit deferred	275.6	(1.3)	(3.5)
Income tax (expense) / benefit Foreign	(165.7)	(324.0)	(362.6)

Total income tax (expense) / benefit current	(1,653.0)	(1,746.8)	(1,997.1)
Total income tax (expense) / benefit deferred	217.2	66.2	(16.3)
Total income tax (expense) / benefit	(1,435.8)	(1,680.6)	(2,013.4)
As of 2025, we have applied the guidance of ASU 2023-09 - Income Taxes (Topic 740) based on which allocation of income tax (expense) / benefit is determined according to the tax authorities to whom the income tax is eventually paid. For years 2023 and 2024 allocation is based on the entities bearing the tax, whereby the income tax expense for
Netherlands also includes foreign tax expense that is born by our Dutch group entities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	308

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Current and deferred tax (expense) / benefit can be further broken down into:

Year ended December 31 (€, in millions)	2023	2024	2025
Current year tax (expense) / benefit	(1,766.1)	(1,535.6)	(2,008.0)
Prior year tax (expense) / benefit	113.1	(211.2)	10.9
Total current tax (expense) / benefit	(1,653.0)	(1,746.8)	(1,997.1)

Year ended December 31 (€, in millions)	2023	2024	2025
Changes to recognition of operating losses and tax credits	3.0	(24.9)	(52.4)
Prior year tax (expense) / benefit	(85.2)	93.1	51.7
Tax rate changes	13.5	—	16.4
Origination and reversal of temporary differences, operating losses and tax credits	285.9	(2.0)	(32.0)
Total deferred tax (expense) / benefit	217.2	66.2	(16.3)
Above current year tax expense includes estimated global minimum tax expense of 0.0 million (2024: 2.5 million) that can be broken out as follows:

Year ended December 31 (€, in millions)[3]	2024	2025
Top-up tax expense based on local QDMTT[1]	(0.3)	—
Top-up tax expense based on IIR[2]	(2.2)	—
Global minimum tax (expense) / benefit	(2.5)	—
1.QDMTT = Qualifying Domestic Minimum Top-up Tax.
2.IIR = Income Inclusion Rule.
3.Global Minimum Tax rules first became effective as of 2024. As such, no 2023 comparatives are presented above.
The Dutch statutory income tax rate was 25.8% in 2025 (2024: 25.8%; 2023: 25.8%). Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.
The effective tax rate (ETR) decreased to 17.7% in 2025, compared to 18.6% in 2024. This reduction is primarily due to a correction for a historic tax position recognized in 2024 that pertained to multiple years, for which the underlying tax position has a lower impact in 2025.
ASML is domiciled in the Netherlands; therefore, the Dutch statutory income tax rate of 25.8% is used in the reconciliation to the Company’s effective tax rate for the year ended December 31, 2025. The reconciliation table below is prepared in accordance with the disclosure requirements of ASU 2023-092, whereby reconciling items that individually or at aggregated country level are equal or greater than 5% of expected total tax expense in case of using the Dutch domestic rate, are presented separately.

Year ended December 31 (€, in millions)	2025%[1]
Income before income taxes	11,406.1	100.0
Income tax expense based on ASML’s domestic rate	(2,942.8)	25.8

Foreign tax effects
Other foreign jurisdictions
Other	(117.7)	1.0

Netherlands
Nontaxable or nondeductible items
Adjustments in respect of tax incentives	1,055.8	(9.3)
Other nontaxable or nondeductible items	(14.8)	0.1

Other adjustments	30.2	(0.3)
Changes in the liability for unrecognized tax benefits	(24.1)	0.2

Income tax expense / Effective tax rate	(2,013.4)	17.7
1.As a percentage of income before income taxes.
2.The ASU 2023-09 guidance became effective as of 2025. As such no 2024 and 2023 comparatives are presented above.
Explanatory notes on the 2025 reconciling items appear below the table presenting the effective tax rates for 2024 and 2023.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	309

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
The following table is a reconciliation of the Dutch statutory rate of 25.8% to the Company’s effective rate for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09.

Year ended December 31 (€, in millions)	2023%[1]		2024%[1]
Income before income taxes	9,083.5	100.0%	9,042.4	100.0%
Income tax provision based on ASML’s domestic rate	(2,343.5)	25.8%	(2,332.9)	25.8%
Effects of tax rates in foreign jurisdictions	14.7	(0.2)%	26.6	(0.3)%
Adjustments in respect of tax exempt income	1.4	—%	0.9	—%
Adjustments in respect of tax incentives	941.9	(10.4)%	824.6	(9.1)%
Adjustments in respect of prior years’ current taxes	113.1	(1.2%)	(211.2)	2.3%
Adjustments in respect of prior years’ deferred taxes	(85.2)	0.9%	93.1	(1.0)%
Movements in the liability for unrecognized tax benefits	(55.0)	0.6%	(66.8)	0.7%
Global Minimum Tax	—	—%	(2.5)	—%
Change in valuation allowance	3.0	—%	(24.9)	0.3%
Equity method investments	(42.6)	0.5%	(41.6)	0.5%
Effect of change in tax rates	13.5	(0.1)%	—	—%
Other credits and non-taxable items	2.9	—%	54.1	(0.6)%
Provision for income taxes	(1,435.8)	15.8%	(1,680.6)	18.6%
1.As a percentage of income before income taxes.
The individual elements in these tables are explained in more detail below. While the explanations are based on the captures of the 2025 table, they also reference the corresponding items from the 2024 and 2023 table for context.
Income tax expense based on ASML’s domestic rate
The income tax expense based on ASML’s domestic rate is based on the Dutch statutory income tax rate. It reflects the income tax expense that would apply if our entire taxable income were subject to the Dutch statutory tax rate, with no tax incentives applied. No state or local taxes are applicable in the Netherlands.
Foreign tax effects
This category includes the cumulative effect of the reconciling items applicable in the foreign (i.e. non-Dutch)
jurisdictions where we operate. It includes the benefit of the R&D credits claimed at the level of our US group companies, the income tax expense relating to our investment in Carl Zeiss SMT Holding GmbH & Co. KG as well as other items that individually do not meet the separate disclosure threshold of 5%, such as non-deductible items, tax exempt income items, prior year adjustments, effects of differences in tax rates, valuation adjustments, Global
Minimum Taxes and tax effects on intercompany elimination allocated to Foreign jurisdictions.
Adjustment in respect of tax incentives
This category includes the impact of the reduced tax rate as a result of application of the Dutch Innovation Box, which is the only reconciling item exceeding the 5% threshold of ASU 2023-09. The innovation box is a facility under Dutch corporate tax law pursuant to which qualified income associated with R&D is subject to an effective tax rate of 9.0%.
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
Other nontaxable or nondeductible items
This category reflects the impact of permanent nontaxable or nondeductible items at the level of our group companies in the Netherlands that do not meet the separate disclosure threshold of 5%. It includes, amongst others, the effect of nondeductible withholding taxes, nondeductible shared-based compensation expenses and non-deductible employee related expenses.
Other adjustments
The category ‘Other adjustments’ includes items relating to our group companies in the Netherlands that individually do not meet the separate disclosure threshold of 5%. It includes prior year adjustments and tax effects on intercompany elimination allocated to our Dutch operations.
2024 prior years’ current taxes included a corrective tax expense in relation to a historic tax position.
In 2025 and 2024 there were no tax rate changes in the Netherlands with a revaluation impact. The tax rate change reflected for 2023 mainly related to revaluation of deferred tax positions of our Dutch fiscal unity following from the renewed innovation box agreement with the Dutch tax authorities.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	310

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Changes in the liability for unrecognized tax benefits
This category includes movements in our liability for unrecognized tax benefits for the worldwide consolidated group.
No netting with underlying tax positions has been applied.
In 2025, similar to prior years, the effective tax rate was impacted by movements in the liability for unrecognized tax benefits. The movement for 2025 is mainly driven by continued dialogues with Dutch and foreign tax authorities in the area of transfer pricing and the use of foreign tax credits. Additionally, some prior-year positions have been released as a result of the lapse of statute.
US Tax Reforms
The year-end tax positions also reflect the regulations of US Tax Reforms, thereby taking into account the guidance issued by the US government. Hereby the most recent guidance for the final FDII regulations has been applied. With regard to the global intangible low taxed income (GILTI) and base erosion and anti-abuse tax (BEAT) regulations, the decision has been taken to treat these as a period permanent item.
In 2022, the US enacted the CHIPS and Science Act, which, among other provisions, introduced a 25% investment tax credit for semiconductor manufacturing equipment. These credits are accounted for as reductions to capitalized
Property, plant and equipment costs, rather than as income taxes.
Additionally, in 2022 the US enacted the Inflation Reduction Act (IRA), which, among other things, implemented a
15% minimum tax on book income of certain large corporations, a 1% excise tax on share buybacks, several clean energy provisions and additional funding for the IRS. Relevant tax aspects of the IRA have been assessed and included in our tax positions reported for 2025.
The same applies for the provisions of the One Big Beautiful Bill Act (OBBBA) that was enacted in 2025. Based on our current analysis, the OBBBA has no material impact on our Consolidated financial statements for 2025 and we do not believe it will have material impact for upcoming financial years.
Global Minimum Tax
ASML falls within the scope of the Organisation for Economic Co-operation and Development (OECD) global minimum tax rules. Global minimum tax legislation was enacted in the Netherlands, the jurisdiction in which ASML is incorporated, and came into effect from January 1, 2024.
In conformity with the FASB staff comments of February 1, 2023, we have treated the global minimum tax as an alternative minimum tax and did not recognize deferred tax impacts or remeasure existing deferred taxes under local regular income tax systems.
ASML recognized an estimated current tax expense related to Global minimum tax, amounting to € 0.0 million (2024:
2.5 million).
Income taxes paid1

Jurisdiction / Year (€, in millions)	2025
Domestic
Netherlands	(1,152.7)
Foreign
United States	(171.1)
South Korea	(89.3)
China	(98.0)
Rest of World	(110.3)
Total	(1,621.4)
1.The ASU 2023-09 guidance became effective as of 2025. As such no 2024 and 2023 comparatives are presented above.
Income taxes paid include withholding taxes paid on certain payments between group companies that qualify as income taxes within the scope of ASC 740. These withholding taxes have been presented as income taxes paid in the countries of remittance to the local tax authorities.
Liability for unrecognized tax benefits and deferred taxes
The liability for unrecognized tax benefits and related accrued interest and penalties and total deferred tax position recorded on the Consolidated balance sheets is as follows:

Year ended December 31 (€, in millions)	2024	2025
Liability for unrecognized tax benefits	(253.1)	(174.5)
Deferred tax assets	1,940.7	1,719.4
Deferred tax liabilities	(46.1)	(8.5)
Deferred and other tax assets (liabilities)	1,641.5	1,536.4
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
uncertain tax position is highly judgmental. We believe that we have adequately provided for uncertain tax positions.
However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our Consolidated financial statements.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	311

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Consistent with the requirements of ASC 740, as of December 31, 2025, the liability for unrecognized tax benefits
(excluding interest and penalties) amounts to €160.8 million (2024: €214.0 million), which is classified as Deferred and other income tax liabilities. If recognized, these unrecognized tax benefits would positively affect our effective tax rate by approximately €160.7 million (2024: €188.4 million benefit).
Interest and penalties related to the liability for unrecognized tax benefits amount to €13.7 million (2024: €39.1 million)
and are included in the total liability position, as specified below. The impact on the Consolidated statements of operations of accrued interest and penalties in 2025 amount to a benefit of €22.0 million (2024: €17.7 million benefit).
The following table is a reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits:

Year ended December 31 (€, in millions)	2024	2025
Balance as at January 1	(193.6)	(214.0)
Gross increases – tax positions in prior period	(39.7)	(25.9)
Gross decreases – tax positions in prior period	11.0	62.2
Gross increases – tax positions in current period	(64.9)	(58.5)
Settlements	69.9	60.3
Lapse of statute of limitations	6.1	1.7
Effect of changes in exchange rates	(2.8)	13.4
Total liability for unrecognized tax benefits	(214.0)	(160.8)
Balance of accrued interest and penalties	(39.1)	(13.7)
Total liabilities for unrecognized tax benefits including interest and penalties	(253.1)	(174.5)
We conclude our liability for unrecognized tax benefits to be appropriate. Settlements reported in 2025 mainly relate to an agreement reached with the Dutch tax authorities in relation to the use of foreign withholding tax credits. The settlements reported in 2024 mainly relate to an agreement reached with South Korean tax authorities in the area of transfer pricing.
Increase in prior period and current period tax positions mainly relate to dialogues with the Dutch tax authorities in relation to Transfer Pricing and the use of foreign withholding tax credits.
We file income tax returns in all jurisdictions where we operate, with the Netherlands, US, Taiwan, South Korea and
China being the major jurisdictions. The years for which tax returns are still open for examination for respective jurisdictions are as follows:

Jurisdictions	Years
Netherlands	2022 – 2025
US	2018 – 2025
Taiwan	2020 – 2025
South Korea	2022 – 2025
China	2015 – 2025
We are routinely subject to examinations and audits from tax and other authorities in the various jurisdictions in which we operate. We believe that adequate amounts of taxes and related interest and penalties have been provided for, and any adjustments as a result of examinations are not expected to have a material adverse effect.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	312

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Deferred taxes
The composition of total deferred tax assets and liabilities reconciled to the classification in the Consolidated balance sheets is:

Deferred taxes (€, in millions)	January 1, 2025	Credits and other	Consolidated Statements of Operations	Effect of changes in exchange rates	December 31, 2025
Deferred tax assets:
Capitalized R&D costs	481.7	—	(106.5)	(63.9)	311.3
Goodwill	79.8	—	5.3	—	85.1
R&D and other tax credit carry forwards	266.6	(9.7)	85.4	(30.2)	312.1
Inventories	95.5		(23.4)	(2.1)	70.0
Contract liabilities	1,046.0		16.8	(90.4)	972.4
Accrued and other liabilities	135.4		(9.0)	(13.2)	113.2
Operating loss carry forwards	1.1		49.0	1.0	51.1
Property, plant and equipment	11.4		2.7	(0.2)	13.9
Lease liabilities	25.4		(3.4)	(3.1)	18.9
Other intangible assets	107.0	—	(15.3)	(7.0)	84.7
Share-based payments	30.0	—	6.3	(3.5)	32.8
Other temporary differences	24.4	—	32.7	20.2	77.3
Total deferred tax assets, gross	2,304.3	(9.7)	40.6	(192.4)	2,142.8
Valuation allowance[1]	(242.6)	—	(52.4)	27.3	(267.7)
Total deferred tax assets, net	2,061.7	(9.7)	(11.8)	(165.1)	1,875.1
Deferred tax liabilities:
Other intangible assets	(46.0)	—	11.1	11.9	(23.0)
Goodwill	(45.7)	—	(8.0)	—	(53.7)
Inventories	—	—	—	—	—
Right-of-use assets	(25.4)	—	3.4	3.1	(18.9)
Property, plant and equipment	(36.1)	—	8.0	3.1	(25.0)
Accrued and other liabilities	(0.3)	—	(27.4)	0.6	(27.1)
Contract liabilities	—	—	—	—	—
Long-term debt	(1.3)	—	1.2	—	(0.1)
Other temporary differences	(12.3)	—	7.2	(11.3)	(16.4)
Total deferred tax liabilities	(167.1)	—	(4.5)	7.4	(164.2)
Net deferred tax assets (liabilities)	1,894.6	(9.7)	(16.3)	(157.7)	1,710.9
Classified as:
Deferred tax assets – non-current	1,940.7				1,719.4
Deferred tax liabilities – non-current	(46.1)				(8.5)
Net deferred tax assets (liabilities)	1,894.6				1,710.9
1.The valuation allowance disclosed above relates to R&D and other tax credit carry forwards and operating loss carry forwards that may not be realized.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	313

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)

Deferred taxes (€, in millions)	January 1, 2024	Credits and other	Consolidated Statements of Operations	Income tax recognized in Other Comprehensive Income	Effect of changes in exchange rates	December 31, 2024
Deferred tax assets:
Capitalized R&D costs	514.1	—	(66.5)	—	34.1	481.7
Goodwill	65.0		14.8	—	—	79.8
R&D and other tax credit carry forwards	217.8	(9.7)	45.4	—	13.1	266.6
Inventories	61.4	—	31.6	—	2.5	95.5
Contract liabilities	959.8	—	39.9	—	46.3	1,046.0
Accrued and other liabilities	139.5	—	(6.6)	—	2.5	135.4
Operating loss carry forwards	3.9	—	(2.8)	—	—	1.1
Property, plant and equipment	29.2	—	(16.2)	—	(1.6)	11.4
Lease liabilities	28.7	—	(5.0)	—	1.7	25.4
Other intangible assets	119.3	—	(12.3)	—	—	107.0
Share-based payments	16.8	—	6.9	—	6.3	30.0
Other temporary differences	22.5	—	4.9	3.7	(6.7)	24.4
Total deferred tax assets, gross	2,178.0	(9.7)	34.1	3.7	98.2	2,304.3
Valuation allowance[1]	(206.7)	—	(24.9)	—	(11.0)	(242.6)
Total deferred tax assets, net	1,971.3	(9.7)	9.2	3.7	87.2	2,061.7
Deferred tax liabilities:
Other intangible assets	(52.0)	—	9.4	—	(3.4)	(46.0)
Goodwill	(38.5)	—	(7.2)	—	—	(45.7)
Inventories	(3.8)		3.7	—	0.1	—
Right-of-use assets	(28.7)	—	5.0	—	(1.7)	(25.4)
Property, plant and equipment	(13.6)	—	(22.7)	—	0.2	(36.1)
Accrued and other liabilities	(0.5)		0.2	—	—	(0.3)
Contract liabilities	(80.0)	—	80.0	—	—	—
Long-term debt	(1.6)	—	0.3	—	—	(1.3)
Other temporary differences	(2.9)	—	(11.7)	—	2.3	(12.3)
Total deferred tax liabilities	(221.6)	—	57.0	—	(2.5)	(167.1)
Net deferred tax assets (liabilities)	1,749.7	(9.7)	66.2	3.7	84.7	1,894.6
Classified as:
Deferred tax assets – non-current	1,872.3					1,940.7
Deferred tax liabilities – non-current	(122.6)					(46.1)
Net deferred tax assets (liabilities)	1,749.7					1,894.6
1.The valuation allowance disclosed above relates to R&D and other tax credit carry forwards and operating loss carry forwards that may not be realized.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	314

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Operating loss carry forwards and tax credit carry forwards
The deferred tax assets from operating loss carry forwards, R&D credits and other tax credit carry forwards recognized as per December 31, 2025, are largely offset by means of a valuation allowance. R&D and other tax credit carry forwards for the amount of €232.7 million have no expiration date. The remaining R&D and other tax credit carry forwards of €79.4 million have an expiration date between 2028 and 2045. For an amount of €212.6 million the operating losses carry forward have an expiration date between 2035 and 2045. The remaining operating loss carry forwards of €207.3 million have no expiration date.
Unrecognized deferred tax liability related to investments in foreign subsidiaries
ASML periodically reviews the capital structure of each group entity and may distribute retained earnings, repay capital or inject fresh capital, should the projected cash flows, freely available funds of the respective entity and capital adequacy requirements in the respective country allow/require for this. At December 31, 2025, the undistributed retained earnings of our non-Dutch subsidiaries are generally considered indefinitely reinvested, except for some ad hoc dividend distributions that may take place in 2026 for some of our Asian group entities with expected limited tax impact. As such, no deferred tax liability has been recognized in respect of undistributed retained earnings of our non-Dutch subsidiaries. As the tax implications of such distributions are dependent on local tax and accounting regulations applying at the moment of distribution, these can also not practically be determined. As per December 31,
2025, the aggregate amount of unrecognized temporary differences approximately amounts to €1,267.6 million (2024:
€1,010.2 million).
22. Shareholders’ equity
Share capital
ASML’s authorized share capital amounts to €126.0 million and is divided into:

Type of shares	Number of shares	Nominal value	Votes per share
Cumulative preference shares	700,000,000	€0.09 per share	1
Ordinary shares	700,000,000	€0.09 per share	1
The issued and fully paid-up ordinary shares with a nominal value of €0.09 each were as follows:

Year ended December 31	2023	2024	2025
Issued ordinary shares with nominal value of €0.09	393,421,721	393,283,720	385,417,665
Issued ordinary treasury shares with nominal value of €0.09	6,162,857	546,972	2,730,009
Total issued ordinary shares with nominal value of €0.09	399,584,578	393,830,692	388,147,674
As of December 31, 2025, 87,904,216 ordinary shares were held by 316 registered holders with a registered address in the US. Since certain of our ordinary shares were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders, or of where the beneficial holders are resident.
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
There are currently no limitations, either under Dutch law or in our Articles of Association, on the transfer of ordinary shares in the share capital of ASML. Pursuant to our Articles of Association, the Supervisory Board’s approval shall be required for every transfer of cumulative preference shares.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	315

Financial statements	Notes	Appendices	Definitions
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
At our 2025 AGM, the Board of Management was authorized from April 23, 2025, through October 23, 2026, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto, representing up to a maximum of 5%
of our issued share capital at April 23, 2025, plus an additional 5% of our issued share capital at April 23, 2025, that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. Our shareholders also authorized the Board of Management through October 23, 2026, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights with respect to holders of ordinary shares up to a maximum of 5% of our issued share capital in connection with the general authorization to issue shares and/or rights to shares, plus an additional 5% in connection with the authorization to issue shares and/or rights to shares in connection with mergers, acquisitions and/or (strategic) alliances.
We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are subject to the approval of the Supervisory Board and authorization by the General Meeting, which authorization may not be for more than 18 months.
At the 2025 Annual General Meeting (AGM), the Board of Management was authorized, subject to Supervisory Board approval, to repurchase through October 23, 2026, up to a maximum of 10% of our issued share capital at April 23,
2025, at a price between the nominal value of the ordinary shares purchased and 110% of the market price of these securities on Euronext Amsterdam or Nasdaq.
ASML Preference Shares Foundation
The ASML Preference Shares Foundation (Stichting Preferente Aandelen ASML) has been granted an option right to acquire cumulative preference shares in the share capital of ASML. The Foundation may exercise this Preference
Share Option when, in the opinion of the Foundation’s Board of Directors, the interests of ASML, its business or its stakeholders are at stake, including in the event that:
•a public bid for ASML’s shares has been announced or made, or there is a justified expectation that such a bid will be made without any agreement having been reached with ASML in relation thereto; or
•an attempted exercise of voting rights by one or more shareholders, which in the opinion of the Foundation’s
Board of Directors is materially in conflict with the interests of ASML, of its business or of its stakeholders.
The Foundation’s objectives are to look after the interests of ASML and the enterprises maintained by and/or affiliated in a group with ASML, in such a way that ASML’s interests and those of enterprises and all parties concerned are safeguarded in the best possible way. The Foundation is responsible for ensuring that influences in conflict with these interests, which might affect the independence or the identity of ASML and those companies, are deterred to the best of the Foundation’s ability. The Foundation aims to realize its objects by acquiring and holding cumulative preference shares in our capital and by exercising the rights attached to these shares, particularly the voting rights.
The Preference Share Option entitles the Foundation to acquire cumulative preference shares, whereby the aggregate nominal value of such cumulative preference shares may not exceed the aggregate nominal value of the ordinary shares issued at the time of exercise of the Preference Share Option. The subscription price for the cumulative preference shares shall be equal to nominal value. Only 25 percent of the subscription price will be payable upon issuance, with the remainder only being payable when called-up by ASML.
Cancellation and repayment of issued cumulative preference shares by ASML requires authorization by the General
Meeting, on a proposal to this effect made by the Board of Management and approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, we will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation at the Foundation’s request. In that case, we are obliged to effect the repurchase and respective cancellation as soon as possible. A cancellation will result in a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	316

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
If the Foundation does not request that we repurchase or cancel all cumulative preference shares held by the
Foundation within 20 months of issuance of these shares, we will be required to convene a General Meeting for the purpose of deciding on a repurchase or cancellation of these shares.
The Foundation operates independently of ASML. Its Board of Directors comprises four independent members. Per
December 31, 2025, its members were: Mr. Wim Pelsma, Mr. Sjoerd Vollebregt, Mr. Jos Streppel and Mr. Steven
Perrick (who was replaced by Mr. Arnold Croiset van Uchelen effective January 1, 2026).
ASML has not established any other anti-takeover devices.
Dividend policy
ASML aims to provide a sustainable dividend per share that will grow over time, paid quarterly. On an annual basis, the Board of Management, upon prior approval from the Supervisory Board, submits a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year, taking into account any interim dividend distributions. The dividend proposal in any given year will be subject to availability of distributable profits, retained earnings and cash, and may be affected by, among other things, our view of potential future liquidity requirements including for investments in production capacity, working capital requirements, the funding of our R&D programs and acquisition opportunities that may arise from time to time, and future changes in applicable tax and corporate laws.
ASML intends to declare a total dividend for the year of 2025 of €7.50 per ordinary share, which is a 17.2% increase compared to the 2024 total dividend of €6.40 per ordinary share. Recognizing the interim dividends of €1.60 per ordinary share paid in August 2025, November 2025 and February 2026, this leads to a final dividend proposal to the
General Meeting of €2.70 per ordinary share.
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
On January 28, 2026 we announced a new share buyback program to be executed by December 31, 2028. ASML intends to repurchase shares of an amount up to €12 billion, of which we expect a total of up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The share buyback program may be suspended, modified or discontinued at any time. The previous program finished in
December 2025, pursuant to which we repurchased a total of €7.6 billion out of the up to €12.0 billion program.
In 2025, we repurchased 8,323,320 shares (2024: 574,925 shares) for a total consideration of €5,950.0 million (2024:
€500.0 million). In 2025, we cancelled 5,683,018 shares (2024: 5,754,117 shares).
The following table provides a summary of shares repurchased by ASML in 2025:

Period	Total number of shares purchased	Average price paid per Share (€)	Total number of shares purchased under programs	Maximum value of shares that may yet be purchased (€ millions)
January 1 – 31, 2025	181,400	714.60	181,400	10,170.4
February 1 – 28, 2025	1,819,703	712.36	2,001,103	8,874.1
March 1 – 31, 2025	2,067,246	658.42	4,068,349	7,513.0
April 1 – 30, 2025	1,390,673	583.36	5,459,022	6,701.7
May 1 – 31, 2025	398,170	648.62	5,857,192	6,443.4
June 1 – 30, 2025	385,453	669.72	6,242,645	6,185.3
July 1 – 31, 2025	200,024	676.40	6,442,669	6,050.0
August 1 – 31, 2025	—	—	6,442,669	6,050.0
September 1 – 30, 2025	—	—	6,442,669	6,050.0
October 1 – 31, 2025	483,439	897.81	6,926,108	5,616.0
November 1 – 30, 2025	816,582	885.88	7,742,690	4,892.6
December 1 – 31, 2025	580,630	934.45	8,323,320	4,350.0
Total	8,323,320	714.86

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	317

Financial statements	Notes	Appendices	Definitions
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
outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock from the ordinary shares.
The basic and diluted net income per ordinary share has been calculated as follows:

Year ended December 31 (€, in millions, except per share data)	2023	2024	2025
Net income	7,839.0	7,571.6	9,609.4

Weighted average number of shares outstanding	393.8	393.3	388.5
Basic net income per ordinary share	19.91	19.25	24.73

Weighted average number of shares outstanding	393.8	393.3	388.5
Plus shares applicable to options and conditional shares	0.3	0.3	0.4
Diluted weighted average number of shares	394.1	393.6	388.9
Diluted net income per ordinary share	19.89	19.24	24.71
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
incur costs of sales predominantly in euros with portions also denominated in US and Taiwanese dollars. A small portion of our operating results are driven by movements in currencies other than the euro, US dollar, Japanese yen,
South Korean won, Taiwanese dollar or Chinese yuan.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	318

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Foreign currency sensitivity
The following table details our sensitivity to a 10.0% strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0% strengthening in foreign currency rates. A positive amount indicates an increase in net income or equity.

Year ended December 31 (€, in millions)	2024		2025
	Impact on net income	Impact on equity	Impact on net income	Impact on equity
US dollar	10.3	81.3	1.1	88.2
Japanese yen	(30.4)	(0.4)	(23.2)	7.4
Taiwanese dollar	(7.9)	—	(2.3)	—
South Korean won	(11.4)	—	21.8	—
Chinese yuan	1.7	—	(1.2)	—
Other currencies	(0.8)	—	2.2	—
Total	(38.5)	80.9	(1.6)	95.6
It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated statements of operations. The impact on net income reflects our net exposure to currencies other than the euro at year end 2025.
The negative effect on net income as presented in the table above for 2025 is mainly attributable to timing differences between the arising and hedging of exposures.
The effects of the fair value movements of cash flow hedges entered into for US dollar and Japanese yen transactions are recognized in equity. The effect on 2025 compared to 2024 for both US dollar and Japanese yen is mainly the result of the change in outstanding cash flow hedges.
A 10.0% weakening of the foreign currencies against the euro, would have an approximately equal but opposite effect on net income and equity.
Foreign currency risk policy
It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions.
We hedge these exposures through the use of forward foreign exchange contracts.
Foreign exchange contracts
The following table details the notional principal amounts of the outstanding forward foreign exchange contracts.

Year ended December 31 (in billions)	2024	2025
US dollar (USD)	1.0	1.6
Japanese yen (JPY)	1.1	39.7
Taiwanese dollar (TWD)	27.6	18.0
South Korean won (KRW)	66.4	144.9
Chinese yuan (CNY)	1.1	1.1
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
In 2025, we recognized a transfer to net income of €13.8 million loss (2024: €8.9 million gain; 2023: €0.6 million loss)
in the Consolidated statements of operations resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of €65.1 million gain in the
Consolidated statements of operations resulting from derivative financial instruments measured at fair value through profit or loss (2024: €31.4 million gain; 2023: €52.4 million gain), which is mainly offset by the revaluation of the hedged monetary items.
OCI balance unrealized gains and losses on financial instruments from foreign exchange contracts
The following table details the anticipated outstanding accumulated unrealized gains and losses in OCI from financial instruments for both foreign currency denominated forecasted purchase and sales transactions. All amounts related to the purchase transactions are expected to be released over the next 12 months and will offset the euro equivalent of foreign currency denominated forecasted purchase transactions.

Year ended December 31 (€, in millions)	2023	2024	2025
Purchase transactions	(8.9)	25.6	(62.5)
Net of taxes	(7.6)	21.7	(52.9)
The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis. Potential sources of hedge ineffectiveness primarily arise from mismatches in nominal amounts or differences in the timing of settlement between derivative instruments and the underlying exposures. During 2025, 2024 and 2023, no ineffective hedge relationships were recognized.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	319

Financial statements	Notes	Appendices	Definitions
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
at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 100 basis point increase in interest rates on our net income and equity. A positive amount indicates an increase in net income and equity.

Year ended December 31 (€, in millions)	2024		2025
	Impact on net income	Impact on equity	Impact on net income	Impact on equity
Effect of a 100 basis point increase in interest rates	94.9	—	106.7	—
The positive effect on net income mainly relates to our total amount of cash and cash equivalents and short-term investments being higher than our total floating debt position, which is excluding the Eurobonds issued in 2020.
A 100 basis point decrease in interest rates would have an approximately equal but opposite effect on net income and equity.
Hedging policy interest rates
We use interest rate swaps to minimize the net interest exposure for the group by aligning the interest terms of the available cash and the interest-bearing debt. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.
Interest rate swaps
The notional principal amount of the outstanding interest rate swap contracts as of December 31, 2025, was €2.3 billion (2024: €3.3 billion). During 2025, these outstanding hedges were highly effective in hedging the fair value exposure to interest rate movements. We did not enter into interest rate swaps in connection with the Eurobonds issued in 2020.
Credit risk management
Financial instruments that potentially subject us to a significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, Accounts receivable, Finance receivables and Loans receivables.
Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets. We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have investment-grade credit ratings and in government and government-related bodies that have investment-grade credit ratings and in money market and other investment funds that invest in high-rated debt securities. To mitigate the risk that our counterparties in hedging transactions are unable to meet their obligations, we enter into transactions with a limited number of major financial institutions that have investment-grade credit ratings and closely monitor their creditworthiness. All credit ratings are rated by credit rating institutions like Standard & Poor’s, Moody’s or Fitch. Concentration risk is mitigated by limiting the exposure to each of the individual counterparties.
Our customers consist of integrated circuit manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We mitigate credit risk through additional measures, including the use of down payments, letters of credit and contractual ownership retention provisions. Retention of ownership enables us to recover the systems in the event a customer defaults on payment. See discussion of Loans receivable in Note 26 Related parties and variable interest entities.
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
expected capital expenditures, R&D expenses and debt servicing.
We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	320

Financial statements	Notes	Appendices	Definitions
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
Our current credit rating from Moody’s is A1 (Stable). This rating was upgraded in November 2025 from A2.
Our current credit rating from Fitch is A+ (Stable). This rating was upgraded in May 2024 from A.
Supplier finance program
We have a supplier finance program in place. We pay the full invoice amount on the original maturity date (for the vast majority 60 days after end of month) to a third party. Suppliers can choose to request early payment from the third party. The program can be terminated by the third party or by us with a notice period of 30 business days.
The amount of the obligations outstanding that we have confirmed as valid to the third party as of December 31,
2025, was €326.5 million (2024: €344.8 million) and is included in Accounts payable.

Year ended December 31 (€, in millions)	2024	2025
Confirmed obligations outstanding at the beginning of the year	408.5	344.8
Invoices confirmed during the year	2,851.3	2,481.1
Confirmed invoices paid during the year	2,915.0	2,499.4
Confirmed obligations outstanding at the end of the year	344.8	326.5
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
coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the Consolidated statements of operations as Interest and other, net.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	321

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Cash flow hedge
Changes in the fair value of a derivative that is designated and qualified as a cash flow hedge are recorded in OCI, net of taxes, until the underlying hedged transaction is recognized in the Consolidated statements of operations.
In the event that the underlying hedged transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is released from OCI and included in the Consolidated statements of operations, unless extenuating circumstances exist that are related to the nature of the forecasted transaction and are outside our control or influence and which cause the forecasted transaction to be probable of occurring on a date that is beyond the specified time period.
Foreign currency hedging instruments that are being used to hedge cash flows related to forecasted sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the Consolidated statements of operations in net sales or cost of sales.
Fair values of the derivatives
The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

Year ended December 31 (€, in millions)	2024		2025
	Notional amount	Fair value	Notional amount	Fair value
Forward foreign exchange contracts	240.6	44.5	755.8	(11.5)
Interest rate swaps	3,250.0	(61.6)	2,250.0	(47.9)
The following table summarizes our derivative financial instruments per category:

Year ended December 31 (€, in millions)	2024		2025
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps – fair value hedges	9.3	70.9	0.2	48.1
Forward foreign exchange contracts – cash flow hedges	31.5	0.1	0.9	21.6
Forward foreign exchange contracts – no hedge accounting	55.7	42.6	32.5	23.3
Total	96.5	113.6	33.6	93.0
Less non-current portion:
Interest rate swaps – fair value hedges	—	29.3	—	19.9
Total non-current portion	—	29.3	—	19.9
Total current portion	96.5	84.3	33.6	73.1
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
For assets and liabilities that are recognized at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	322

Financial statements	Notes	Appendices	Definitions
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
Three out of five of our outstanding Eurobonds, with a combined principal amount of €2.25 billion, serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. For two out of five of our outstanding Eurobonds, with a combined principal amount of €1.5 billion, no hedging is applied. The fair value changes of the interest rate swaps are recorded on the Consolidated balance sheets under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. For the actual aggregate carrying amount and the fair value of our Eurobonds, see Note 16 Long-term debt, short-term borrowings, interest and other, net.
The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis and the assets and liabilities for which the fair value is only disclosed:

Year ended December 31, 2025 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments[1]	—	33.6	—	33.6
Money market funds[2]	6,222.2	—	—	6,222.2
Short-term investments[3]	—	405.9	—	405.9
Total	6,222.2	439.5	—	6,661.7
Liabilities measured at fair value
Derivative financial instruments[1]	—	93.0	—	93.0
Assets and liabilities for which fair values are disclosed
Loans receivable	—	—	1,848.9	1,848.9
Long-term debt[4]	3,590.8	—	—	3,590.8

Year ended December 31, 2024 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments[1]	—	96.5	—	96.5
Money market funds[2]	6,379.2	—	—	6,379.2
Short-term investments[3]	—	5.4	—	5.4
Total	6,379.2	101.9	—	6,481.1
Liabilities measured at fair value
Derivative financial instruments[1]	—	113.6	—	113.6
Assets and liabilities for which fair values are disclosed
Loans receivable	—	—	1,339.4	1,339.4
Long-term debt[4]	4,561.8	—	—	4,561.8
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
with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
4.Long-term debt mainly relates to Eurobonds.
There were no transfers between levels during the years ended December 31, 2025, and December 31, 2024.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	323

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of the loan to Carl
Zeiss SMT GmbH is determined using a discounted cash flow model, which considers the present value of expected cash receipts, discounted using a risk-adjusted discount rate. For the actual aggregate carrying amount of the loan to
Carl Zeiss SMT GmbH, see Note 26 Related parties and variable interest entities.
Money market and investment funds measurement
Money market and investment funds qualify as available for sale securities. Due to the short-term nature and investment-grade credit ratings, the fair value is close to the carrying value. These money market funds can be called on a daily basis. Investments and redemptions in money market funds are managed on a daily basis based triggered through actual cash balances. ASML does not have trading securities as of December 31, 2025.
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
Assets and liabilities measured at fair value on a non-recurring basis
In 2024 and 2025, we had no significant fair value measurements on a non-recurring basis from regular business activities. For impairment charges regarding goodwill and other intangible assets, reference is made to Note 11.
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
We have a 24.9% interest in Carl Zeiss SMT Holding GmbH & Co. KG (ultimate parent is Carl Zeiss AG), which owns
100% of the shares in Carl Zeiss SMT GmbH. As we are able to exercise significant influence over the entity, Carl
Zeiss SMT Holding GmbH & Co. KG and its subsidiaries are considered related parties. Additionally, we have determined that Carl Zeiss SMT Holding GmbH & Co. KG is a VIE mainly because the entity was established without substantive voting rights, since there is disparity between our voting rights and our economics, and substantially all of
Carl Zeiss SMT Holding GmbH & Co. KG’s activities involve us or are conducted on our behalf. However, we are not the primary beneficiary of the VIE, because we lack the power to direct the activities that most significantly impact
Carl Zeiss SMT Holding GmbH & Co. KG’s economic performance.
We have had several framework agreements in place with Carl Zeiss SMT GmbH since 1997.
2021 framework agreement
We entered into a framework agreement in September 2021 with Carl Zeiss SMT GmbH, with effect as of the beginning of 2021. This agreement, which we refer to as the 2021 framework agreement, replaced our key existing framework agreements and continued our strategic alliance to meet end customer demand. The key components to the framework agreement are:
•A behavior and interaction model that fosters mutual respect and understanding
•A governance model that enables both companies to become more effective and aligned in their decision-making and the execution of the strategy in the business via mutual approval on (i) certain investment decisions affecting the lithography business, and (ii) the requirements of all products supplied by Carl Zeiss SMT GmbH
•A variable pricing model for purchases of products and services determined by the annual financial performance of both ASML and Carl Zeiss SMT GmbH in the lithography business
•Cash support via additional prepayments on product deliveries to ensure Carl Zeiss SMT GmbH a minimum adjusted free cash flow floor in an annual period, if certain criteria are met
•A commitment from ASML to finance the capital expenditures of Carl Zeiss SMT GmbH if Carl Zeiss SMT GmbH’s investments required to execute on the lithography business roadmap exceed certain thresholds, measured annually
The financing takes place through loan agreements, with the key terms being:
•Ten-year loan terms with linear annual repayment after a three-year grace period
•Interest rate subject to a floor of 0.01% and a cap of 1%
•Voluntary repayment option without penalty
•The loans are secured by a parental guarantee from Carl Zeiss AG
The loans are measured at amortized cost and presented within the Consolidated balance sheets as Loans receivable.
The cash outflows from ASML in the variable pricing model for purchases of products and services consists of two elements. The first is cash outflows for purchasing products and services reflected in our inventory valuation and cost of sales. The second consists of R&D funding for High NA to Carl Zeiss SMT GmbH, for which these costs are presented within Research and development costs. For 2025, the related R&D funding amounted to €22.5 million
(2024: €45.1 million; 2023: €67.6 million).
In addition to the High NA support, we make non-interest-bearing advance payments to support Carl Zeiss SMT
GmbH’s work-in-process. These payments are made to secure optical column deliveries and these advance payments are settled through future lens or optical column deliveries, and are also presented in Other assets.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	324

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
2021 loan agreement
In September 2021, we entered into a loan agreement with Carl Zeiss SMT GmbH for up to €1 billion. As of December
31, 2025, we have financed a total amount of €839.1 million (December 31, 2024: €912.4 million) through this loan agreement. As of September 30, 2024, the undrawn amount of €87.6 million was cancelled. The amortized cost of this loan is equal to its face value and the effective interest rate equals the contractual rate.
2024 loan agreement
In September 2024, we entered into a second loan agreement with Carl Zeiss SMT GmbH for up to €1 billion. As of
December 31, 2025, the drawn down amount was €610.0 million with an amortized cost of €527.1 million, an unamortized discount of €68.0 million and an effective interest rate of 3.1%. The discount to the 2024 loan is presented within Other assets as Advanced payments to Carl Zeiss SMT GmbH.
2025 restatement of the 2021 framework agreement
In May 2025 the 2021 framework agreement was restated. The main change introduced by the restatement relates to
ASML’s commitment to finance Carl Zeiss SMT GmbH’s capital expenditures under certain conditions. The terms and conditions applicable to these loans as from 2025 are:
•Loans are interest-free with an expected repayment term of either 7 or 15 years
•Variable quarterly repayments based on Carl Zeiss SMT GmbH’s actual revenue during a given year, subject to a certain corridor
•First repayment after a three-year grace period
•The loans are secured by a parental guarantee from Carl Zeiss AG
In addition, ASML has committed to support Carl Zeiss SMT GmbH in meeting their supply chain obligations by providing short-term loans as from 2025 subject to the following terms and conditions:
•Loans are interest free and have a term of 1 year
•Full repayment upon maturity
The loans are measured at amortized cost and presented within the Consolidated balance sheets as Loans receivable.
2025 loan agreements
In July 2025 we provided a loan to Carl Zeiss SMT GmbH for an amount of €444 million. As of December 31, 2025 the amortized cost is €333.2 million, with an unamortized discount of €110.8 million and an effective interest rate of 3.3%.
In June 2025 we provided a short-term loan to Carl Zeiss SMT GmbH for an amount of €169 million. This loan was fully repaid in November 2025.
In November 2025 we provided another short-term loan to Carl Zeiss SMT GmbH for an amount of €212.5 million. As of December 31, 2025 the amortized cost is €208.1 million, with an unamortized discount of €4.8 million and an effective interest rate of 2.8%.
The discounts to the 2025 loans are presented within Other assets as Advanced payments to Carl Zeiss SMT GmbH.
The below table shows the outstanding balances with Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries in our Consolidated balance sheets, as well as our maximum exposure to losses:

Year ended December 31 (€, in millions)	2024	2025	Maximum exposure to loss
Advance payments included in Other assets	1,415.7	1,191.9	1,191.9
Loans receivable	1,440.8	1,907.5	1,907.5
Investment agreement for 24.9% equity	903.0	822.6	822.6
Accounts receivable	70.8	1.1	1.1
Accounts payable	955.8	1,085.8	—
Cost to be paid included in Accrued and other liabilities	199.9	123.0	—
The Advance payments included in Other assets includes €330.9 million related to amounts paid prior to the 2021 framework agreement. Our maximum exposure to loss related to our involvement in Carl Zeiss SMT Holding GmbH &
Co. KG as a VIE includes the carrying value of each of the assets, as well as the risk of any future operating losses of
Carl Zeiss SMT Holding GmbH & Co. KG, which cannot be quantified.
The total purchases from Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries are as follows:

Year ended December 31 (€, in millions)	2023	2024	2025
Total purchases	3,325.9	3,946.5	4,406.9
Other related party considerations
Except as described above, there have been no transactions between ASML or any of its subsidiaries, any other significant shareholder, any director or officer, or any relative or spouse thereof, other than arrangements in the ordinary course of business. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof.
Furthermore, ASML has not granted any personal loans, guarantees or the like to members of the Board of
Management or Supervisory Board.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	325

Financial statements	Notes	Appendices	Definitions
Notes to the Consolidated financial statements (continued)
27. Subsequent events
Subsequent events were evaluated up to February 25, 2026, which is the date the Consolidated financial statements included in this Annual Report were approved.
On January 28, 2026, ASML announced the intent to strengthen its focus on engineering and innovation in critical areas of the company through the streamlining of the Technology and the IT organizations. The proposed changes could ultimately result in a net reduction of around 1,700 positions, mostly in the Netherlands, with some in the United
States. The anticipated expenses related to this are not expected to be material.
On January 28, 2026, ASML announced to declare a total dividend for the year 2025 of €7.50 per ordinary share, which is a 17.2% increase compared to the 2024 total dividend of €6.40 per ordinary share. Recognizing the interim dividends of €1.60 per ordinary share paid in August 2025, November 2025 and February 2026, this leads to a final dividend proposal to the General Meeting of €2.70 per ordinary share.
On January 28, 2026, ASML announced a new share buyback program to be executed by December 31, 2028. See
Note 22 Shareholders’ equity.
Veldhoven, the Netherlands
February 25, 2026
/s/ Christophe D. Fouquet
Christophe D. Fouquet
President, CEO and Chair of the Board of Management
/s/ Roger J.M. Dassen
Roger J.M. Dassen
Executive Vice President, CFO and member of the Board of Management

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	326

Financial statements	Notes	Appendices	Definitions
Other
appendices

327	Principal accountant fees and services
328	Property, plant and equipment
329	Dutch and US taxation
334	Financing policy
336	Exchange controls
337	Documents on display
338	Controls and procedures
339	Financial calendar and investor relations
340	ASML contact information
341	Reference table 20-F
343	Definitions
350	Signatures
351	Exhibit index

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	327

Financial statements	Notes	Appendices	Definitions
Appendix – Principal accountant fees and services
PricewaterhouseCoopers Accountants N.V. (PwC) has served as our independent registered public accounting firm for the year ended December 31, 2025. As predecessor auditor, KPMG Accountants N.V. (KPMG) was involved as independent registered public accounting firm for the year ended December 31, 2024. The following table sets out the aggregate fees for professional audit services and other services rendered by both KPMG, PwC and their member firms and affiliates in 2025 and 2024:

Year ended December 31	2024			2025
(€, in thousands)	KPMG Accountants N.V.	KPMG Network	Total	PwC Accountants N.V.	PwC Network	Total
Audit fees	3,857	1,188	5,045	4,728	1,381	6,109
Audit-related fees	812	13	825	875	—	875
Tax fees	—	—	—	—	—	—
All other fees	85	2	87	119	—	119
Principal accountant fees	4,754	1,203	5,957	5,722	1,381	7,103
Audit fees and audit-related fees
Our independent registered public accounting firm is PricewaterhouseCoopers Accountants N.V., Amsterdam, The
Netherlands, Auditor Firm ID: 1395. Audit fees relate to the audit of the Financial statements as set out in this Annual
Report, certain quarterly procedures, services related to offering memoranda, as well as our statutory and regulatory filings of our subsidiaries. These fees relate to the audit of the respective Financial statements, regardless of whether the work was performed during the financial year. Other audit-related fees are predominantly related to assurance services on the Sustainability statements. All other fees relate to certain agreed-upon procedures that are requested by the Supervisory Board or external parties.
All audit fees, audit-related fees and permitted services that the independent auditor provides are subject to pre-
approval by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services, the external audit plan and the audit fees for the years 2025 and 2024.
The Audit Committee monitors compliance with the Dutch and EU regulations and SEC rules on non-audit services provided by an independent registered public accounting firm, which outline strict separation of audit and advisory services for Dutch public interest entities and public companies that have shares registered with the SEC.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	328

Financial statements	Notes	Appendices	Definitions
Appendix – Property, plant and equipment
We lease a number of our facilities under operating leases. We also own a number of buildings, mainly consisting of production facilities in Veldhoven (the Netherlands), in Berlin (Germany), in Wilton, Connecticut, San Diego and
California (US), in Linkou and Tainan (Taiwan) and in Pyeongtaek (South Korea). The book value of land and buildings owned amounts to €4,801.6 million as of December 31, 2025, compared to €4,028.6 million as of December 31, 2024.
Read more in Financial statements – Consolidated financial statements – Notes to the Consolidated financial statements – 13. Property, plant and equipment, net.
Our capital expenditures (purchases of property, plant and equipment – see the Consolidated statements of cash flows as recorded in the Consolidated financial statements) for 2025, 2024 and 2023, amounted to €1,573.6 million,
€2,067.2 million and €2,155.6 million, respectively.
We expect that our capital expenditures (purchases of property, plant and equipment) in 2026 will be approximately
€1.9 billion. These expenditures are expected to mainly consist of further expansion and upgrades of facilities as well as tooling and machinery. We expect to finance these capital expenditures through cash generated by operations and existing cash and cash equivalents.
Facilities in EMEA
Our headquarters, mainly manufacturing and R&D facilities, are located in Veldhoven, the Netherlands. This campus in combination with other locations in the Netherlands includes 285 thousand square meters of office space and 72 thousand square meters of clean room used for manufacturing and R&D. In Veldhoven and in the greater Eindhoven area, there are also 73 thousand square meters of warehouse/storage space and 11 thousand square meters of labs.
Our main facilities in Veldhoven (and other buildings in the greater Eindhoven area) in the Netherlands are partly owned and partly leased office and industrial buildings. Our Berlin campus consists of 10 buildings which are mainly owned properties with a total floor area of 53 thousand square meters. We also lease several sales and service/field offices across Europe consisting of 5 thousand square meters.
Facilities in the US
Our US head office is located in a 3 thousand square meters office building in Chandler, Arizona. We maintain R&D and manufacturing operations in a 89 thousand square meters campus which consists of five buildings in Wilton,
Connecticut. Our campus in San Jose, California consists of two buildings totaling 20 thousand square meters mainly for office and R&D activities. Furthermore, our campus in San Diego, California comprises 50 thousand square meters for office, R&D, manufacturing and warehouse purposes. We also lease several sales and service/field/training offices across the US consisting of 24 thousand square meters with expansions in Boise, Albany, Richardson and Phoenix.
Facilities in Asia
Our key locations in Asia are Taiwan, South Korea and China, where we have local service, sales, training centers and manufacturing activities. Our facility in Linkou, Taiwan is comprised of a manufacturing area that is approximately 10 thousand square meters and office space that is approximately 8 thousand square meters. Our facility in Tainan,
Taiwan consists of 26 thousand square meters utilized for manufacturing and office space. We moved our campus in
Hwaseong, South Korea to two new owned buildings of 29 thousand square meters for office, training and local repairs. Our Cymer facility in Pyeongtaek, South Korea is a manufacturing site of light sources. The extension finalized in 2025 to a 13 thousand square meters site. In Beijing, China, we also have facilities including HMI with a combined floor area of 4 thousand square meters for manufacturing and office space. We also lease several sales and service/
field offices across Taiwan, South Korea, China, Japan, Singapore and Malaysia consisting of 49 thousand square meters.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	329

Financial statements	Notes	Appendices	Definitions
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
Dividends include:
•Dividends in cash and in kind.
•Deemed and constructive dividends.
•Consideration for the repurchase or redemption of ordinary shares (including a purchase by a direct or indirect
ASML subsidiary) in excess of qualifying average paid-in capital unless such repurchase is made for temporary investment purposes or is exempt by law.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	330

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation (continued)
•Stock dividends up to their nominal value (unless distributed out of qualifying paid-in capital).
•Any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes.
•Liquidation proceeds in excess of qualifying average paid-in capital for Dutch dividend withholding tax purposes.
Under certain circumstances, a reduction of Dutch dividend withholding tax can be obtained:
•If the shareholder is considered a tax resident in the Netherlands, an exemption at source is available if (i) the participation exemption applies (or participation settlement is applicable) or (ii) the distributing entity and recipient are included in a Dutch fiscal unity for CIT purposes, both under the condition that the ordinary shares are attributable to a business carried out in the Netherlands and the shareholder can demonstrate to be the beneficial owner of the distributed dividend. However, if the withheld dividend tax in the calendar year amounts to €1,000 or less, the burden of proof remains with the Dutch tax authorities.
•An exemption at source is available for dividend distributions to certain qualifying EU/EEA tax resident Corporate
Holders that own an interest that would qualify for the Dutch participation exemption (i.e. interest of >5%), unless such holder holds our ordinary shares with the primary aim (or one of the primary aims) of avoiding the levy of
Dutch dividend withholding tax at the level of another person and our ordinary shares are not held for valid commercial reasons that reflect economic reality. This is under the condition that the shareholder can demonstrate to be the beneficial owner of the distributed dividend. However, if the withheld dividend tax in the calendar year amounts to €1,000 or less, the burden of proof remains with the Dutch tax authorities.
•An exemption at source is available for dividend distributions to certain qualifying Corporate Holders that are tax resident in a non-EU/EEA jurisdiction with which the Netherlands has concluded a tax treaty that includes a qualifying dividend article and that own an interest that would qualify for the Dutch participation exemption (i.e.
interest of >5%), unless such holder holds our ordinary shares with the primary aim (or one of the primary aims) of avoiding the levy of Dutch dividend withholding tax at the level of another person and our ordinary shares are not held for valid commercial reasons that reflect economic reality. This is under the condition that the shareholder can demonstrate to be the beneficial owner of the distributed dividend. However, if the withheld dividend tax in the calendar year amounts to €1,000 or less, the burden of proof remains with the Dutch tax authorities.
•Certain tax exempt organizations (e.g. pension funds and excluding collective investment vehicles) resident in EU/
EEA member states or in qualifying non-EU/EEA states may be eligible for a refund of Dutch dividend withholding tax upon their request. This is under the condition that the shareholder can demonstrate to be the beneficial owner of the distributed dividend. However, if the withheld dividend tax in the calendar year amounts to €1,000 or less, the burden of proof remains with the Dutch tax authorities.
•Upon request and under certain conditions, certain qualifying Non-Resident Individual and Corporate Holders of ordinary shares resident in EU/EEA member states or in a qualifying non-EU/EEA state may be eligible for a refund of Dutch dividend withholding tax insofar as the withholding tax levied is higher than the personal and CIT which would have been due if they were resident in the Netherlands. This is under the assumption that these shareholders can demonstrate to be the beneficial owner of the distributed dividend. However, if the withheld dividend tax in the calendar year amounts to €1,000 or less, the burden of proof remains with the Dutch tax authorities.
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
Under the treaty between the US and the Netherlands for the Avoidance of Double Taxation and the Prevention of
Fiscal Evasion with Respect to Taxes on Income (‘US Tax Treaty’), dividends paid by us to a Non-Resident Holder that is a resident of the US as defined in the US Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0% Dutch withholding tax or, in the case of certain US corporate shareholders owning directly at least 10.0% of our voting power, a reduction to 5.0% Dutch withholding tax, provided that the holder is the beneficial owner of the dividends received and does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The US Tax Treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholder owning directly at least 80.0% of our voting power and meeting all other requirements. The US Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations, in principle, remain subject to the statutory withholding rate of 15.0% and are required to file for a refund of such withholding; however, such organizations may become eligible for the exemption at source when the domestic law as described above has entered into force. Please note, in case an anti-abuse rule is included in a tax treaty (e.g. principle purpose test), benefits under a tax treaty will only be granted if obtaining a treaty benefit is not one of the principal purposes of the arrangement or transaction.
A Non-Resident Holder may not claim the benefits of the US Tax Treaty unless (i) he/she is a resident of the US as defined therein, or (ii) he/she is deemed to be a resident on the basis of the provisions of article 24(4) of the US Tax
Treaty and (iii) his or her entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the US Tax Treaty.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	331

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation (continued)
Dividend stripping rules
Under Dutch tax legislation regarding anti-dividend stripping, no exemption from, or refund of, Dutch dividend withholding tax is granted if the recipient of dividends paid by us can not demonstrate to be the beneficial owner of such dividends. However, if the withheld dividend tax in the calendar year amounts to €1,000 or less, the burden of proof remains with the Dutch tax authorities.
Conditional dividend withholding tax
A 25.8% conditional dividend withholding tax is (under certain circumstances) applicable on dividend distributions made to holders tax resident in low-tax or non-cooperative jurisdictions, to recipients who qualify as hybrid entities, or in abusive situations, provided that the holder is an entity that has an interest representing more than 50% of our statutory voting rights. If both Dutch dividend withholding tax and Dutch conditional dividend withholding tax are due, a credit of the amount of dividend withholding tax applies to the conditional dividend withholding tax.
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
If an entity treated as a partnership for US federal income tax purposes owns ordinary shares, the US federal income tax treatment of a partner in such partnership will generally depend upon the status and tax residency of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	332

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation (continued)
should consult their tax advisers about the US federal income tax consequences of holding and disposing of the ordinary shares.
Passive foreign investment company considerations
We believe we were not a passive foreign investment company for US federal income tax purposes in 2025 and that we will not be a passive foreign investment company in 2026. However, as passive foreign investment company status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual passive foreign investment company status in any particular year until the close of the taxable year in question. We have not conducted a detailed study at this time to confirm our non-passive foreign investment company status. If we were treated as a passive foreign investment company in any year during which a United
States Holder owned common shares, certain adverse tax consequences could apply. Investors should consult their tax advisers with respect to any passive foreign investment company considerations.
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
loss from sources within the US. Each United States Holder should consult his or her tax adviser with regard to the translation rules applicable when computing its adjusted US tax basis and the amount realized upon a sale or other disposition of its ordinary shares if purchased in, or sold or disposed of for, a currency other than the US dollar.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	333

Financial statements	Notes	Appendices	Definitions
Appendix – Dutch and US taxation (continued)
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
The discussion set out above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisers with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in US federal and other tax laws.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	334

Financial statements	Notes	Appendices	Definitions
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
We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions, governments and government-related bodies that have investment-grade credit ratings and in money market and other investment funds that invest in high-rated short- and medium-term debt securities. Our investments are mainly denominated in euros and to some extent in US dollars, Taiwanese dollars, Korean won and Chinese yuan.

Year ended December 31 (€, in millions)	2024	2025
Deposits with financial institutions, governments and government-related bodies	4,850.4	5,558.5
Investments in money market funds	6,379.2	6,222.2
Bank accounts	1,506.3	1,135.3
Cash and cash equivalents	12,735.9	12,916.0

Deposits with financial institutions, governments and government-related bodies	5.4	405.9
Short-term investments	5.4	405.9
We maintain an available committed credit facility of €1.5 billion (2024: €1.5 billion) with a group of banks, under which no amounts were outstanding at the end of 2025 and 2024. This facility has a maturity date of May 2030 with one uncommitted one year extension option extending the maturity to 2031.
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
Our current credit rating from Moody’s is A1 (Stable). This rating was upgraded in November 2025 from A2.
Our current credit rating from Fitch is A+ (Stable). This rating was upgraded in May 2024 from A.
The €1.5 billion ECP program allows ASML to issue commercial paper up to 364 days in tenor, in a number of currencies. As of December 31, 2025, we had €693.0 million (2024: nil) outstanding under our €1.5 billion ECP program and the carrying amount was €691.7 million (2024: nil) with a weighted-average interest rate of 2.03%.
We have Eurobonds outstanding with an aggregate principal amount of €3.8 billion, having the following maturities:
Outstanding Eurobond maturity amounts
*Green bond

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	335

Financial statements	Notes	Appendices	Definitions
Appendix – Financing policy (continued)
Cash return policy
ASML aims to provide a sustainable dividend per share that will grow over time, paid quarterly. On an annual basis, the Board of Management, upon prior approval from the Supervisory Board, submits a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year, taking into account any interim dividend distributions. The dividend proposal in any given year will be subject to availability of distributable profits, retained earnings and cash, and may be affected by, among other things, our view of potential future liquidity requirements including for investments in production capacity, working capital requirements, the funding of our R&D programs and acquisition opportunities that may arise from time to time, and future changes in applicable tax and corporate laws.
ASML intends to declare a total dividend for the year of 2025 of €7.50 per ordinary share, which is a 17.2% increase compared to the 2024 total dividend of €6.40 per ordinary share. Recognizing the interim dividends of €1.60 per ordinary share paid in August 2025, November 2025 and February 2026, this leads to a final dividend proposal to the
General Meeting of €2.70 per ordinary share.
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.
On January 28, 2026 we announced a new share buyback program to be executed by December 31, 2028. ASML intends to repurchase shares of an amount up to €12 billion, of which we expect a total of up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The share buyback program may be suspended, modified or discontinued at any time. The previous program finished in
December 2025, pursuant to which we repurchased a total of €7.6 billion out of the up to €12.0 billion program.
In 2025, we repurchased 8,323,320 shares (2024: 574,925 shares) for a total consideration of €5,950.0 million under the 2022 -2025 share buyback program (2024: €500.0 million). In 2025, we cancelled 5,683,018 shares (2024:
5,754,117 shares).
Dividend per share history
(Dividends attributable to book year)

Cumulative cash returns (Cash return is cumulative share buyback and dividend paid)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	336

Financial statements	Notes	Appendices	Definitions
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
the United Nations. Cash distributions, if any, on our shares trading on Nasdaq are declared in euros but paid in US dollars, converted at the rate of exchange at the close of business on the date fixed for that purpose by the Board of
Management in accordance with the Articles of Association.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	337

Financial statements	Notes	Appendices	Definitions
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
From March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and executive officers of foreign private issuers will be subject to the reporting requirements of section 16(a) of the Exchange Act, subject to any exceptions that the SEC may grant pursuant to the exemptive authority of the SEC under that act where the SEC determines that the laws of a foreign jurisdiction apply “substantially“ similar requirements.
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
The documents we file with the SEC are publicly available on the SEC’s website, which contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is
sec.gov.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	338

Financial statements	Notes	Appendices	Definitions
Appendix – Controls and procedures
Disclosure controls and procedures
As of December 31, 2025, ASML’s senior management conducted an evaluation, under the supervision and with the participation of ASML’s CEO and CFO, of the effectiveness of the design and operation of ASML’s disclosure controls and procedures (as defined in Rule 13a–15(e) under the Exchange Act). Based on such evaluation, ASML’s CEO and
CFO have concluded that, as of December 31, 2025, ASML’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, within the time periods specified in the rules and forms of the
Securities and Exchange Commission, information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by ASML in the reports that it files or submits under the Exchange Act is accumulated and communicated to ASML’s management, including ASML’s CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Management’s report on internal control over financial reporting
ASML’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a–15(f) under the Exchange Act. Under the supervision and with the participation of
ASML’s CEO and CFO, ASML’s management conducted an evaluation of the effectiveness of ASML’s internal control over financial reporting as of December 31, 2025, based upon the framework in ‘Internal Control – Integrated
Framework’ (2013) issued by the COSO. Based on that evaluation, management has concluded that ASML’s internal control over financial reporting was effective, as of December 31, 2025, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial statements for external purposes in conformity with US GAAP.
PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, has audited the
Financial statements as included in this Annual Report and has also audited and issued a report, included herein, on the effectiveness of ASML’s internal control over financial reporting.
Changes in internal control over financial reporting
During the year ended December 31, 2025, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Inherent limitations of disclosure controls and procedures in internal control over financial reporting
It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	339

Financial statements	Notes	Appendices	Definitions
Appendix – Financial calendar and investor relations
Financial calendar
April 15, 2026
Announcement of first-quarter results for 2026
April 22, 2026
Annual General Meeting
July 15, 2026
Announcement of second-quarter results for 2026
October 14, 2026
Announcement of third-quarter results for 2026
Fiscal Year
ASML’s fiscal year ends on December 31, 2026
Investor Relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Our annual reports, quarterly releases and other information are also available on our website.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	340

Financial statements	Notes	Appendices	Definitions
Appendix – ASML worldwide contact information
Corporate headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Phone: +31 40 268 3000
Mailing address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
Investor Relations
Phone: +31 40 268 3938
Email: investor.relations@asml.com
For additional contact information, visit asml.com

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	341

Financial statements	Notes	Appendices	Definitions
Appendix – Reference table 20-F

Item	Form 20-F caption	Location in this document	Page
Part I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key information
	B. Capitalization and Indebtedness	Not applicable
	C. Reasons for the Offer and Use of Proceeds	Not applicable
	D. Risk Factors	Risk – Risk factors	66
4	Information on the Company
	A. History and Development of the Company	Cover page	1
		At a glance	6
		Appendix – Property, plant and equipment	328
		Appendix – Documents on display	337
		Appendix – ASML contact information	340
	B. Business Overview	At a glance	6
		At a glance/Our business	13
		Our marketplace	22
		Note 2 Revenue from contracts with customers	284
		Note 3 Segment disclosure	288
		Risk – Risk Factors	66
	C. Organizational Structure	Corporate governance – Compliance with Corporate governance requirements – Corporate information	90
	D. Property, Plant and Equipment	Note 13 Property, plant and equipment, net	295
		Appendix – Property, plant and equipment	328
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating Results	Financial performance – Performance KPIs	54
	B. Liquidity and Capital Resources	Financial performance – Performance KPIs	54
		Appendix – Financing policy	334
		Consolidated statements of cash flows	282
		Note 4 Cash and cash equivalents and short- term investments	289

Item	Form 20-F caption	Location in this document	Page
		Note 16 Long-term debt, short-term borrowings, interest and other, net	299
		Note 17 Commitments and contingencies	300
		Note 25 Financial risk management	317
	C. Research and Development, Patents and Licenses, etc.	Extend our technology and holistic product leadership	31
		Financial performance – Research and development costs	56
		Innovation ecosystem	246
	D. Trend Information	Long-term growth opportunities	59
		Risk – Risk factors	66
	E. Critical Accounting Estimates	Consolidated financial statements – Notes to the Consolidated financial statements - Note 1 General information / summary of general accounting policies	283
6	Directors, Senior Management and Employees
	A. Directors and Senior Management	Corporate governance	77
	B. Compensation	Remuneration Report	113
	C. Board Practices	Corporate governance	77
		Corporate governance – Supervisory Board report – Supervisory Board committees	102
	D. Employees	Note 18 Personnel expenses and employee information	302
	E. Share Ownership	Corporate governance – AGM and share capital – Major shareholders	85
		Remuneration Report – Board of Management remuneration	123
		Note 20 Share-based compensation	304
	F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	Not applicable
7	Major Shareholders and Related Party Transactions
	A. Major Shareholders	Corporate governance – AGM and share capital – Major shareholders	87
	B. Related Party Transactions	Note 26 Related parties and variable interest entities	323
	C. Interests of Experts & Counsel	Not applicable

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	342

Financial statements	Notes	Appendices	Definitions
Appendix – Reference table 20-F (continued)

Item	Form 20-F caption	Location in this document	Page
8	Financial Information
	A. Consolidated Statements and Other Financial Information	Consolidated financial statements	273
	B. Significant Changes	Long-term growth opportunities	59
		Notes to the Consolidated financial statements	283
9	The Offer and Listing
	A. Offer and Listing Details	Exhibit 2.1
	B. Plan of Distribution	Not applicable
	C. Markets	Exhibit 2.1
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
10	Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Corporate governance	77
	C. Material Contracts	Note 26 Related parties and variable interest entities	323
	D. Exchange Controls	Appendix – Exchange controls	336
	E. Taxation	Appendix – Dutch and US taxation	329
	F. Dividends and Paying Agents	Not applicable
	G. Statement by Experts	Not applicable
	H. Documents on Display	Appendix – Documents on display	337
	I. Subsidiary Information	Not applicable
	J. Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosures About Market Risk	Note 16 Long-term debt, short-term borrowings, interest and other, net	299
		Note 25 Financial risk management	317
12	Description of Securities Other Than Equity Securities	Not applicable
Part II
13	Defaults, Dividend Arrearages and Delinquencies	None
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item	Form 20-F caption	Location in this document	Page
15	Controls and Procedures	Appendix – Controls and procedures	338
16A	Audit Committee Financial Expert	Supervisory Board report – Supervisory Board committees – Audit Committee	103
16B	Code of Ethics	Governance – ESG integrated governance – Business ethics and Code of Conduct	266
16C	Principal Accountant Fees and Services	Appendix – Principal accountant fees and services	327
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Note 22 Shareholders’ equity	314
16F	Change in Registrant’s Certifying Accountant	None
16G	Corporate Governance	Corporate governance – Compliance with Corporate governance requirements – US listing requirements	90
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J	Insider Trading Policies	Corporate governance – Exhibit index	84
16K	Cybersecurity	Risk – Risk factors	66
		Corporate governance – Information security	74
Part III
17	Financial Statements	Not applicable
18	Financial Statements	Consolidated financial statements	273
19	Exhibits	Exhibit index	351
This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2025, of ASML Holding N.V.
Reference is made to the Form 20-F cross reference table above. Only the information in this document that is referenced in the Form 20-F cross reference table and this paragraph, this cross-reference table itself, the section entitled Special note regarding forward-looking statements and the Exhibits themselves shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document, such as but not limited to the Limited assurance report of the independent auditor on the Sustainability statements, which is not referenced in the Form 20-F cross reference table, this paragraph, the section entitled Special note regarding forward-looking statements or the
Exhibits themselves shall not be deemed to be filed or incorporated by reference, and shall not be part of the 2025 Annual Report on Form 20-F and is furnished to the Securities and Exchange Commission for information only. This document also includes references to certain information contained on ASML’s website: the information contained on ASML's website is not incorporated by reference and does not form part of this document.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	343

Financial statements	Notes	Appendices	Definitions
Definitions

Name	Description
0–9
3TG	Tin, tantalum, tungsten and gold
A
Affected communities	People or groups of people living or working in areas in which ASML has operations and in areas affected by ASML’s value chain.

AFM	The Dutch Authority for the Financial Markets (Autoriteit Financiële Markten)
AGM	Annual General Meeting
AI	Artificial intelligence
Applied Materials Inc.	Semiconductor equipment company
ARCNL	Advanced Research Center for Nanolithography
ArF	Argon fluoride
ArFi	Argon fluoride immersion
ASC	Accounting Standards Codification
ASC 606	Accounting Standards Codification revenue recognition
ASC 740	Accounting Standards Codification provision for income taxes
ASC 820	Accounting Standards Codification for fair value measurement
ASML	ASML Holding N.V. and/or any of its subsidiaries and associates
ASML Preference Shares Foundation	Stichting Preferente Aandelen ASML
ATP throughput	Throughput of the measured system (in wph) according to the acceptance test protocol.
B
Backlog	Backlog contains accumulated sales values for all system sales orders and inflation-related adjustments, for which written authorizations have been accepted, and not yet recorded in total net sales.
BEPS	Base erosion and profit shifting
Big data	Extremely large data sets that may be analyzed computationally to reveal patterns, trends and associations.
BoM	ASML’s Board of Management
Brainport Eindhoven	A technology region in the south of the Netherlands where companies, educational institutions, social and governmental organizations closely collaborate.
BREEAM	Building Research Establishment Environmental Assessment Method
C

Name	Description
CAGR	Compound annual growth rate
Canon	Canon Kabushiki Kaisha
Capex	Capital expenditures, defined as additions in property, plant and equipment plus additions in intangible assets plus additions in right-of-use assets (operating and finance).
Capital resources	Financial, manufactured, intellectual, human, social and relationship, and natural elements employed to produce goods and services.
Carl Zeiss SMT	Carl Zeiss SMT GmbH
Cash conversion rate	An economic statistic in controlling that represents the relationship between cash flow and net profit. (Non-GAAP measure)
CD	Critical dimension
CDP	The Carbon Disclosure Project
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHIPS and Science Act	The Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act), signed into law in August 2022, designed to boost US competitiveness, innovation and national security.
CISO	Chief Information Security Officer
CIT	Corporate income tax
CLA	Collective labor agreement
Cleanroom	The central part of a wafer fab where wafers are processed and the environment is carefully controlled to eliminate dust and other contaminants.
CMOS	Complementary metal–oxide semiconductor
CO2(e)	Carbon dioxide (equivalent)
Code	The Dutch Corporate Governance Code
Code of Conduct	Code of ethics and conduct
Collective Bargaining Agreement (CBA)
A written agreement that defines the terms and conditions of employment for ASML employees and regulates relationship between ASML, ASML employees, trade unions and duly elected employee representatives.

Company	ASML Holding N.V.
Computational lithography
The use of powerful algorithms and computer modeling of the manufacturing process to optimize reticle patterns by intentionally deforming them to compensate for physical and chemical effects that occur during lithography and patterning.

COO	Chief Operations Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	344

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
COVID-19	Coronavirus disease 2019
CPP	ASML’s Community Partnership Program
CPU	Central processing unit
CRA	Cyber Resilience Act
CRMC	Capital Research and Management Company
CSDDD	Corporate Sustainability Due Diligence Directive
CSPO	Chief Strategic Sourcing & Procurement Officer
CSRD	Corporate Sustainability Reporting Directive
CTO	Chief Technology Officer
Cymer	Cymer Inc., Cymer LLC and its subsidiaries
D
DDR5	The 5th generation of double data rate synchronous dynamic random access memory.
D&E	Development and engineering
DEFRA
A comprehensive set of GHG emission factors from the UK Government Department for
Environment, Food & Rural Affairs, Department for Energy Security and Net Zero and Department
for Business, Energy & Industrial Strategy.

Deloitte	Deloitte Accountants B.V.
DRAM	Dynamic random-access memory
DUV	A lithography technology that uses deep ultraviolet (DUV) light.
E
E-beam	Electron beam
EBIT	Earnings before interest and taxes
EBIT Margin %	Income from operations as percentage of total net sales (Non-GAAP measure)
ECP	Euro Commercial Paper
EGM	Extraordinary General Meeting
EHS	Environment, health & safety
EHS Competence Center	A group within ASML that defines EHS standards, gathers best practices and helps managers implement them.
EMEA	Europe, the Middle East and Africa
Employee
Those individuals in an employment relationship with ASML according to national law or practice.
Employees in terms of ESRS reporting comprise total payroll employees for financial statement reporting.

Name	Description
Employee turnover	Employees who leave ASML voluntarily or due to dismissal, retirement or death in service, thereby excluding termination by way of reaching the end of agreed contact duration.

EMS	Environmental management system
EoL	End of life
EPE	Edge placement error
EPS	Earnings per share
ERM	Enterprise risk management
ERP	Enterprise resource planning
eScan	ASML’s e-beam wafer inspection system family for targeted in-line defect detection.
ESG	Environmental, social and governance
ESRS	European Sustainability Reporting Standards
ETR	Effective tax rate
EU	European Union
EU-IFRS	International Financial Reporting Standards, a set of accounting rules issued by the International Accounting Standards Board, adopted by the European Union.
Euribor	Euro Interbank Offered Rate
Eurobond	A bond denominated in euros
Euroclear Nederland	The Dutch Central Securities Depository (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.).
Euronext Amsterdam	Euronext Amsterdam N.V.
European Chips Act
A law of the European Union adopted in September 2023, designed to strengthen the EU’s semiconductor ecosystem through innovation and capacity building, increased supply chain resilience and coordinated monitoring.

EUV	A lithography technology that uses extreme ultraviolet (EUV) light with a wavelength of 13.5 nm – this is the cutting-edge of lithography and provides the highest resolution possible.
EV	Electric vehicle
EVP	Executive Vice President
Exchange Act	US Securities Exchange Act of 1934
EXE	ASML’s second TWINSCAN platform for EUV lithography, also referred to as EUV 0.55 NA or High NA EUV.
F

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	345

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
Fab	Semiconductor fabrication plant
FAQ	Frequently asked questions
Fast shipment
A fast shipment process skips some of the testing in our factory and provides our customers with earlier access to wafer output capacity. When customer acceptance at FAT is not proven, this leads to a deferral of revenue recognition until SAT.

FAT	Factory acceptance test
Feature	The elements that make up the pattern for a given layer of a microchip.
Fitch	A leading provider of credit ratings, commentary and research for global capital markets.
Flash	A type of non-volatile memory used for storing and transferring information.
Foundry	A contract manufacturer of logic chips.
Fraunhofer	Applied research organization in Germany
Free cash flow	Defined as net cash provided by operating activities minus purchase of property, plant and equipment and purchase of intangible assets. (Non-GAAP measure).
FTE	Full-time equivalent
G
G-SEED	Green Standard for Energy and Environmental Design (South Korea)
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
Gemba Walk	The Gemba Walk is an opportunity for staff to stand back from their day-to-day tasks to walk the floor of their workplace to identify wasteful activities.
GHG	Greenhouse gas
GHG neutrality
We define GHG neutrality for scope 1, 2 and categories 6 and 7 (our own activities) as having our remaining emissions, after ASML’s efforts to reach our GHG emission reduction targets, compensated for by the same amount of tonnes (metric tons) of carbon credits that are verified against recognized quality standards.

GPU	Graphics processing unit
H
High-bandwidth Memory	Type of computer memory designed to provide both high-bandwidth and low-power consumption.
HMI	The brand name for ASML’s range of electron beam (e-beam) wafer inspection and metrology systems.
Holistic lithography
Our approach to optimizing the entire microchip printing process and enabling affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology and inspection solutions to analyze and control the manufacturing process in real time.

Name	Description
Horizon Europe Program
A public-private partnership that facilitates collaboration and strengthens the impact of research and innovation in developing, supporting and implementing EU policies while tackling global challenges.

HR&O	Human Resources and Organization
HTPCW	High-temperature process cooling water
I
IC	Integrated circuit
ICT	Information and communication technology
IDM	Integrated device manufacturer
IEA	International Energy Agency
IFRS	International financial reporting standards
i-line	Light with a wavelength of 365 nm, generated by mercury vapor lamps and used in some lithography systems.
ILO	International Labor Organization
ILP	Inclusive Leadership program
Imaging	The transfer of a pattern onto the photoresist on a wafer using light.
imec	Interuniversitair Micro-Elektronica Centrum
Immersion lithography
A lithography technique that uses a pool of ultrapure water between the lens and the wafer to increase the lens’s numerical aperture (ability to collect and focus light). This improves both the resolution and depth of focus for the lithography system.

Inclusion	Creating a safe and trusting environment where everyone feels empowered to speak up and make a difference and feels accepted for who they are and what they bring to the table.
I&D	Inclusion and diversity
Inclusion score	The overall score related to the questions included in the employment engagement survey that specifically relate to ‘inclusion’.
Industrial site	Industrial buildings and offices combined at one location
Intel	Intel Corporation
Internal Control – Integrated Framework 2013	Criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission
Internet of Things (IoT)	A network of physical objects embedded with sensors, actuators, electronics and software that allow the objects to collect and exchange data.
IP	Intellectual property
IPCC	Intergovernmental Panel on Climate Change

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	346

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
IPR	Intellectual property rights
IRA	Inflation Reduction Act of 2022
I-REC	International renewable energy certificate
IRS	Internal Revenue Service of the United States
ISO	International Organization for Standardization
ITM	Integrated Talent Management
J
JG13+	Job grade 13 and higher
JP Morgan Chase	US-based holder of our New York share register
K
KLA-Tencor	KLA-Tencor Corporation
KPI	Key performance indicator
KPMG	KPMG Accountants N.V.
KrF	Krypton fluoride
kt	Kilotonne or 1,000 tonnes (1 tonne = unit of mass equal to 1,000 kilograms)
kWh	Kilowatt-hour
L
LED	Light-emitting diode
LEED	Leadership in Energy and Environmental Design
LEP	Lifetime Extension Package
LGBTQIA+	Lesbian, gay, bisexual, transgender, queer, intersex, asexual and other identities
Lithography	Lithography, or photolithography, is the process in microchip manufacturing that uses light to pattern parts on a silicon wafer.
Logic	Integrated devices such as microprocessors, microcontrollers and graphics processing units. Also refers to companies that manufacture such devices.
LTI	Long-term incentive
Living wage	A wage that provides for the satisfaction of the needs of the employee and his/her family in the light of national economic and social conditions.
M

Name	Description
Management Report	The sections Strategic report, Corporate governance, Supervisory Board report and Sustainability statements together form the Management Report.
Memory	Microchips, such as NAND Flash and DRAM, that store information. Also refers to companies that manufacture such chips.
Metalektro	Multi-employer union plan is managed by PME (Stichting Pensioenfonds van de Metalektro).
Metrology	The science of measurement on pattern quality before and during high-volume chip manufacturing.
Minimum wage	A national or sub-national lowest wage level established by legislation or collective bargaining.

Mistral AI	Mistral AI SAS
mm	Millimeter (one thousandth of a meter)
MNP	Make Next Platform
Moody’s	An American credit rating agency that provides corporate ratings.
Moore’s Law	The notion that the number of components on an integrated circuit doubles roughly every two years.
Mt	Megatonne, a metric unit equivalent to 1 million (106) tonnes, or 1 billion (109) kilograms
MW	Megawatt, a metric unit equivalent to one million (106) watt
N
N1-conversion	A category of ‘non-employee’ in temporary role (maximum of 12 months) through placement agency, to move into a ‘permanent employee’ position.
NA	Numerical aperture
NACE	Statistical Classification of Economic Activities in the European Community
NAND	A binary logical operator that gives an output when it receives one or no input; a composite of ‘NOT AND’.
Nasdaq	Nasdaq Stock Market LLC
NEa	Dutch Emissions Authority (Nederlandse Emissieautoriteit)
Net bookings	Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.
Net-zero target
Setting a net-zero target at the level of an undertaking aligned with meeting societal climate goals means, according to the ESRS:
i. achieving a scale of value chain emissions reductions consistent with the abatement required to reach global net-zero in 1.5˚C pathways; and
ii. neutralizing the impact of any residual emissions (after approximately 90–95% of GHG emission reduction with the possibility for justified sectoral variations in line with a recognized sectoral pathway) by permanently removing an equivalent volume of CO2.

NGO	Non-governmental organization

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	347

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
NIIT	Net investment income tax
Nikon	Nikon Corporation
NL	The Netherlands
nm	Nanometer (one billionth of a meter)
Node
A stepping stone in the chipmaking industry’s roadmap for smaller features and more advanced microchips, describes and differentiates generations of semiconductor manufacturing technologies and the chips made with them. Nodes with ‘smaller sizes’ refer to more advanced technologies.

Non-employees	Includes both individual contractors supplying labor to ASML (‘self-employed people’) and workers provided by ASML primarily engaged in ‘employment activities’ (NACE Code N78).
Non-GAAP	A measure of a company’s historical or future financial performance, financial position or cash flows that are not calculated or presented in accordance with the GAAP.
NPR	Non-product-related
NV	Naamloze vennootschap, referred to as N.V.
NXE
ASML’s first TWINSCAN platform for EUV lithography with a numerical aperture of 0.33 that provides 13 nm resolution to support advanced Logic and Memory chip production; also referred to as EUV 0.33 NA.

NXT	An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity.
O
OCI	Other comprehensive income
OECD	Organisation for Economic Co-operation and Development
OPC	Optical proximity correction
Other worker	Individuals providing services connected to ASML operations or core activities not meeting the definition of ‘employee’ or ‘non-employee’.
Overlay	The layer-to-layer alignment of chip structures
Own workforce	Aggregate of ‘Employees’ and ‘Non-employees’

P
PAS	Philips Automatic Stepper – ASML’s first lithography platform that uses a single stage.
Pattern fidelity	A holistic measure of how well the desired pattern is reproduced on the wafer.
Patterning	The process of creating a pattern in a surface to build microchips.
PEP	Productivity Enhancement Package

Name	Description
Performance and career development reviews
As part of the ASML Develop & Perform program, performance and career development reviews refer to the annual evaluations, taking into account the employees’ performance and peer reviews that result in a final overall rating provided by the employees’ direct superior.

Permanent employees	Permanent employees are those individuals with long-term employment contracts with ASML wherein there is no established termination date.
PFAS	Perfluoroalkyl chemicals
Philips	Health technology company, headquartered in the Netherlands
PHLX Semiconductor Index	Philadelphia Semiconductor Sector Index
PIs	Performance indicators
Piranha acid
A highly corrosive cleaning solution composed of concentrated sulfuric acid and hydrogen peroxide, primarily used within manufacturing to remove organic residues from wafer surfaces after the wafer development process.

PME	Pensioenfonds Metaelektro, a non-profit pension fund for the metal and technology sector in the Netherlands.
PR	Product-related
Preference shares foundation	Stichting Preferente Aandelen ASML
Preference share option	An option to acquire cumulative preference shares in our capital.
PwC	PricewaterhouseCoopers Accountants N.V.
Q
Q&As	Questions and answers
R
R&D	Research and development
RBA	Responsible Business Alliance
REACH	Registration, evaluation, authorization and restriction of chemicals
REC	Renewable Energy Certificate

Recordable work- related injuries
Work-related injury that results in any of the following: (i) death, days away from work, restricted work or transfer to another job, medical treatment beyond first aid, or loss of consciousness; or
(ii) significant injury diagnosed by a physician or other licensed healthcare professional, even if it does not result in death, days away from work, restricted work or job transfer, medical treatment beyond first aid or loss of consciousness.

Remuneration Policy	The remuneration policy applicable to the Board of Management of ASML Holding N.V.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	348

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
Reticle	A plate containing the pattern of features to be transferred to the wafer for each exposure.
RMAP	Responsible Minerals Assurance Process
RMI	Responsible Minerals Initiative
ROAIC	Return on average invested capital (Non-GAAP measure)
RoHS	Restriction of hazardous substances
rTSR	Relative Total Shareholder Return
S
Standard & Poor’s	A stock index of the United States that, due to its broad composition, gives a reliable picture of developments in the American stock market.
SAQ	Self-assessment questionnaire
Sarbanes-Oxley Act	The Sarbanes-Oxley Act of 2002
SAT	Site acceptance test
SB	ASML’s Supervisory Board
SBTi	Science-Based Targets initiative
SCC	Semiconductor Climate Consortium
Scope 1 CO2e emissions	Direct carbon dioxide emissions from resources an organization owns or controls.
Scope 2 CO2e emissions	Indirect carbon dioxide emissions due to the energy an organization consumes.
Scope 3 CO2e emissions	All other indirect carbon dioxide emissions that occur in an organization’s value chain.
Scope 3 CO2e emissions intensity	All other indirect carbon dioxide emissions that occur in an organization’s value chain expressed as a percentage of revenue or gross profit.
SEC	The United States Securities and Exchange Commission
SEMI	Semiconductor Equipment and Materials International
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

SG&A	Selling, general and administrative expenses
Shrink	The process of developing smaller transistors for more advanced chips.

Name	Description
Significant employment country	Operating countries in which ASML has 50 or more employees representing at least 10% of its total number of employees.

Significant employment region	Operating regions in which ASML has 50 or more employees representing at least 10% of its total number of employees.

SNEP	System Node Extension Package
SOC	Security Operations Center
Social dialogue	Communication and exchanges between or among ASML, its organizations, representatives of governments and workers’ representatives, on issues of common interest relating to economic and social policy.

SS&P	Strategic sourcing and procurement
Star level	Startups accelerated by Eindhoven Startup Alliance / HighTechXL that show a multiple of investment of above 10 times.
STEM	Science, technology, engineering and mathematics
STI	Short-term incentive
STR	Stichting Technology Rating, a non-profit organization
T
T-REC	Taiwan Renewable Energy Certificate
TCFD	Task Force on Climate-related Financial Disclosures
TDC	Total direct compensation
Technical competence	The capabilities and spread of technical expertise among our people, and the extent to which they are embedded in our processes and operations.
Temporary employees	Temporary employees are those individuals with a fixed-term agreement with ASML wherein the duration of the contract is agreed upon prior to its commencement.
Thales NL	Dutch branch of the international Thales Group
Throughput	The number of wafers a system can process per hour
Tier 1 (2, 3) supplier	Tier 1 suppliers are direct suppliers, whereas Tier 2, 3 and beyond refer to suppliers of our suppliers.
TJ	Terajoule (one trillion joules)
TLI	Technology Leadership Index
TNO	Nederlandse Organisatie voor Toegepast Natuurwetenschappelijk Onderzoek (Netherlands Organization for Applied Scientific Research)

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	349

Financial statements	Notes	Appendices	Definitions
Definitions (continued)

Name	Description
Top management	Top management within ASML has been defined as senior leadership (job grade 13) and higher excluding the Supervisory Board.
TPRM	Third-party risk management
Training hours	Hours of internal and external learning completed by employees and registered on ASML learning platforms.
Transistor	A semiconductor device that is the fundamental building block of microchips.
TSMC	Taiwan Semiconductor Manufacturing Company Ltd.
TSR	Total shareholder return
TU/e	Technische Universiteit Eindhoven
TWINSCAN	ASML’s unique lithography system platform, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput.
U
UNGP	United Nations Guiding Principles on Business and Human Rights
US	United States
US GAAP	Generally accepted accounting principles in the United States of America
US Tax Treaty	The treaty between the US and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income.
V
Vanderlande	A material handling and logistics automation company based in the Netherlands.
VAT	Value-added tax
VCP	Virtual computing platform
VER(s)	Voluntary emission reduction (certificates)
VIE	Variable interest entity
VNO-NCW	The Confederation of Netherlands Industry and Employers
VPA	Volume purchase agreement
W
WACC	Weighted average cost of capital
Wafer inspection	The process of locating and analyzing individual chip defects on a wafer.
Wafer metrology	The process of measuring the quality of patterns on a wafer.
Waste intensity	The total waste in millions of kilograms (excluding construction and demolition waste) divided by revenue (in millions of euros).

Name	Description
Wavelength	The distance between two peaks of a wave such as light. The shorter the wavelength of light used in a lithography system, the smaller the features the system can resolve.
Website	www.asml.com
Works Council	Works Council of ASML Netherlands B.V.
wph	Wafers per hour
WSTS	World Semiconductor Trade Statistics
X
XT	ASML’s second TWINSCAN platform for DUV lithography, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput.
Y
YieldStar	ASML’s optical diffraction-based wafer metrology platform.

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	350

Financial statements	Notes	Appendices	Definitions
Signatures
ASML Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
ASML Holding N.V. (Registrant)
/s/ Christophe D. Fouquet
Name: Christophe D. Fouquet
Title: President, CEO and Chair of the Board of Management
Dated: February 25, 2026
/s/ Roger J.M. Dassen
Name: Roger J.M. Dassen
Title: Executive Vice President, CFO and member of the Board of Management
Dated: February 25, 2026

STRATEGIC REPORT	CORPORATE GOVERNANCE	SUSTAINABILITY	FINANCIALS	ASML Annual Report 2025	351

Financial statements	Notes	Appendices	Definitions
Exhibit index

Exhibit No.	Description
1.1	Articles of Association of ASML Holding N.V. (English translation) (dated May 12, 2022) (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)
2.1	Description of Securities registered under Section 12 of the Exchange Act[2]
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

4.3
Nikon-ASML Patent Cross-License Agreement, dated December 10, 2004, between ASML Holding N.V. and
Nikon Corporation (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2014)[1]

4.4
ASML/Carl Zeiss Sublicense Agreement, 2004, dated December 10, 2004, between Carl Zeiss SMT AG and
ASML Holding N.V. (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004)[1]

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

4.7
Settlement and Cross License Agreement, dated February 18, 2019, among Nikon Corporation, ASML
Holding N.V. and Carl Zeiss SMT GmbH and, with regard to sections 3(b) 2.2.1, 3.8, 6.3.3, 6.6, 10.6, 10.8,
10.14 and 10.15, Carl Zeiss AG (Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019)[3]

4.8	Restated ASML – SMT Business Agreement, dated May 8, 2025, between ASML Netherlands B.V. and Carl Zeiss SMT GmbH[2,3]
8.1	List of Main Subsidiaries[2]
12.1	Certification of CEO and CFO Pursuant to Rule 13a–14(a) of the Securities Exchange Act of 1934[2]
13.1	Certification of CEO and CFO Pursuant to Rule 13a–14(b) of the Securities Exchange Act of 1934[2]

Exhibit No.	Description
15.1	Consent of Independent Registered Public Accounting Firm – PwC[2]
15.2	Consent of Independent Registered Public Accounting Firm – KPMG[2]
19.1	ASML Insider Trading Rules (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)
97.1	Clawback Policy (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023)
101.INS	XBRL Instance Document[2]
101.SCH	XBRL Taxonomy Extension Schema Document[2]
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document[2]
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document[2]
101.LAB	XBRL Taxonomy Extension Label Linkbase Document[2]
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document[2]
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)[2]
1.Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.
2.Filed at the SEC herewith.
3.Portions of this exhibit have been omitted because (i) they are not material and (ii) the registrant customarily and actually treats the information as private or confidential.
As of December 31, 2025, ASML is party to five outstanding debt instruments (senior notes) under which the total amount of securities under each individual debt instrument does not exceed 10% of the total assets of ASML and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b) (i) of the instructions to the exhibits to Form 20-F,
ASML agrees to furnish a copy of such instruments to the SEC upon request. ASML's senior notes are:
•1.375% ASML Holding N.V. Fixed Rate Senior Notes due 2026 (XS1405780963)
•1.625% ASML Holding N.V. Fixed Rate Senior Notes due 2027 (XS1527556192)
•0.625% ASML Holding N.V. Fixed Rate Senior Notes due 2029 (XS2166219720)
•0.250% ASML Holding N.V. Fixed Rate Senior Notes due 2030 (XS2010032378)
•2.250% ASML Holding N.V. Fixed Rate Senior Notes due 2032 (XS2473687106)